Form 20-F
period 2002-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2003-06-30
CIK 1190713

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT ON FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-31466

COCA-COLA EΛΛHNIKH ETAIPEIA
EMΦIAΛΩΣEΩΣ ANΩNYMOΣ ETAIPEIA

(Exact name of Registrant as specified in its charter)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Translation of Registrant’s Name into English)

THE HELLENIC REPUBLIC

(Jurisdiction of incorporation or organization)

9 Fragoklissias Street
151 25 Maroussi Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value €0.31 per ordinary share Represented by American Depositary Shares (ADSs), Each ADS representing one ordinary share*	New York Stock Exchange

*     Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2002, the close of the period covered by the annual report:

236,668,596 ordinary shares of nominal value €0.31 per ordinary share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X ]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, “Risk Factors”, Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects”. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, “Risk Factors” included elsewhere in this annual report.

     We cannot assure you that our future results, level of activity, performance or achievements will meet the expectations reflected in the forward-looking statements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. This annual report includes our audited consolidated balance sheets as at December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002.

     For Greek statutory purposes, we are also required to prepare financial statements in accordance with Greek statutory accounting principles and submit these to the Athens Stock Exchange. These statutory financial statements differ from our consolidated financial statements prepared under U.S. GAAP and included in this annual report. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS.

     In this annual report, references to “euro” and “€” are to the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its lawful currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = GRD340.75. Austria, the Republic of Ireland and Italy, three other countries in the European Union in which we operate, have also adopted the euro as their lawful currency. In February 2002, the euro became the exclusive currency in these countries.

     All references to “GRD” are to Greek drachma and all references to “$” and “dollars” are to United States dollars. Merely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars and of certain Greek drachma amounts into euro at specified rates. Unless otherwise indicated, the translations of Greek drachma amounts into euro have been made at the fixed conversion rate of €1.00 = GRD340.75. You should be aware that drachma amounts presented in this annual report for periods prior to January 1, 1999 have been translated into the euro using the conversion rate of €1.00 = GRD327.87, representing the exchange rate as of January 1, 1999, the date the euro was introduced.

     You should read Item 3A, “Key Information — Selected Financial Data — Exchange rate information” for historical information regarding the exchange rates between the euro and the U.S. dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or U.S. dollar amounts referred to in this annual report have been, could have been or could be converted into U.S. dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into U.S. dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at specified rates. In this annual report, the translations of euro into U.S. dollars have been made at a rate of €1.00 = $1.184, being the exchange rate between the euro and the U.S. dollar as of June 16, 2003.

     Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 U.S. fluid ounces each. The unit case is the typical volume measure used in our industry.

PART I

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3   KEY INFORMATION

A.	Selected Financial Data

     The summary financial information set forth below for the three year period ended December 31, 2002 has been derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which are included elsewhere in this annual report. Summary financial information in accordance with U.S. GAAP has not been presented for the financial years ended December 31, 1998 and 1999 because, prior to registering our ordinary shares and ADSs under the Securities Exchange Act of 1934 in 2002, we did not prepare financial statements under U.S. GAAP and, as a result, such information cannot be provided without unreasonable effort and expense.

     We define cash operating profit, or COP, as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under U.S. GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

     You should read the following summary financial information together with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included in this annual report.

	As of and for the year ended

	December 31,	December 31,	December 31,	December 31,
	2002(1)	2002	2001	2000

(amounts in millions except for share data in units and per share data in euro or dollars)	(in dollars)	(in euro)	(in euro)	(in euro)
Statement of operations data :
Net sales revenue	4,545.8	3,839.4	3,398.1	1,987.9
Cost of goods sold	2,801.8	2,366.4	2,083.9	1,264.7
Gross profit	1,744.0	1,473.0	1,314.2	723.2
Selling, delivery and administrative expenses	1,395.3	1,178.5	1,074.7	572.7
Amortization of intangible assets	—	—	77.8	29.4
Operating profit	348.7	294.5	161.7	121.1
Cumulative effect of accounting change for Statement No. 142, net of income taxes	(111.3)	(94.0)	—	—
Net income	68.7	58.0	52.2	37.2
Other operating data:
Unit cases volume	1,256.2	1,256.2	1,043.4	610.2
Cash operating profit (COP)	668.6	564.7	476.3	291.5
Net cash provided by operating activities	415.3	350.8	406.0	229.5
Net cash used in investing activities	(558.6)	(471.8)	(303.2)	(497.4)
Net cash (used in) provided by financing activities	109.0	92.1	(102.8)	340.0
Reconciliation of net income to cash operating profit:
Net income	68.7	58.0	52.2	37.2
Cumulative effect of accounting change for Statement No. 142, net of income taxes	111.3	94.0	—	—
Minority interests	18.7	15.8	15.4	4.3
Share of (income) loss of equity method investees	(5.1)	(4.3)	1.6	11.4
Income tax expense	86.8	73.3	18.2	35.8
Other expenses	5.0	4.2	6.4	12.1
Other income	(19.9)	(16.8)	(9.4)	(5.2)
Gain on sale of investment	—	—	—	(24.7)
Interest expense	83.2	70.3	77.3	50.2
Operating profit	348.7	294.5	161.7	121.1
Plus:
Amortization of intangible assets	—	—	77.8	29.4
Depreciation of tangible assets	319.9	270.2	236.8	141.0
Cash operating profit (COP)	668.6	564.7	476.3	291.5
Share and per share data
Average ordinary shares outstanding	236,668,596	236,668,596	236,668,596	179,660,069
Net income per ordinary share: basic and diluted	0.30	0.25	0.22	0.21
Cash dividends declared per ordinary share	0.22	0.19	0.18	0.18
Balance sheet data:
Franchise rights, net	2,388.6	2,017.4	2,108.5	2,108.8
Share capital	86.9	73.4	71.0	69.5
Total assets	6,979.6	5,894.9	6,038.4	5,710.1
Net assets	3,212.4	2,713.2	2,787.2	2,670.7
Long-term debt, less current portion	1,125.9	950.9	1,184.2	1,107.2

(1)	Convenience translation figures are translated at the June 16, 2003 noon buying rate for euro of €1.00 = US$1.184. The translation to U.S. dollars has been provided solely for the purposes of convenience, and should not be construed as a representation that the amounts represent, or have been or could be converted into U.S. dollars at that or any other rate.

Exchange rate information

     The table below shows the low, high, average and period-end noon buying rates for 2001 and 2002 in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The rates for the years 1998 to 2000 have been derived by converting the noon buying rate for drachma into euro at the fixed conversion rate of €1.00 = GRD340.75. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

	Low	High	Average	End of period

Year ended December 31,
1998	0.81	0.97	0.88	0.83
1999	1.00	1.18	1.06	1.00
2000	0.83	1.03	0.94	0.92
2001	0.84	0.95	0.89	0.89
2002	0.86	1.05	0.95	1.05

     The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

	Low	High	Average	End of Period

Month
December 2002	0.99	1.05	1.02	1.05
January 2003	1.04	1.09	1.06	1.09
February 2003	1.07	1.09	1.08	1.09
March 2003	1.05	1.11	1.08	1.11
April 2003	1.06	1.12	1.09	1.12
May 2003	1.12	1.19	1.16	1.18

On June 16, 2003, the noon buying rate for euro was €1.00 = $1.184.

Dividend and dividend policy

     Our articles of association and Greek corporate law govern the payment of dividends. Dividends are paid to our shareholders out of net income. The relevant amounts are calculated based on our unconsolidated financial statements prepared in accordance with Greek statutory accounting principles. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS. Prior to the payment of any dividends, we are required by Greek law to allocate an amount ranging from 5% to 30% of our net income (on an unconsolidated basis) to a reserve account until this reserve equals at least one-third of our total share capital. The total amount to be distributed with respect to any financial year must not be less than 35% of net income (on an unconsolidated basis) or 6% of paid-up share capital, whichever is higher. These statutory provisions may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

     We are required by Greek law to convene our annual general meeting within six months after the end of our fiscal year for our shareholders to approve our financial statements and the distribution of a dividend for the previous fiscal year. We are required to pay any dividend approved for distribution to our shareholders within two months after our annual general meeting. You should read “Item 10B, “Additional Information — Memorandum and Articles of Association — Dividends” for additional information on the requirements of Greek law and our articles of association for the allocation of dividends.

     In the future, we expect to increase our dividends per share modestly taking into account, among other factors, our profit growth, business prospects and financial condition.

     The following table shows the amounts paid to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future. Dividends are paid to our shareholders out of net income. The following information has been calculated on the basis of our unconsolidated financial statements prepared under Greek statutory accounting principles.

	Per ordinary		Total (1)
	share		(in millions)

Year	€(2)	$(3)	€(2)	$(3)

1998	0.244	0.289	34.9	41.3
1999	0.249	0.295	35.7	42.2
2000	0.176	0.209	25.2	29.8
2001	0.180	0.213	42.6	50.4
2002	0.190	0.225	45.0	53.2

(1)	Based on the actual number of ordinary shares in issue when the dividend was paid.

(2)	The euro amounts for the year 1998 have been derived by translating the drachma dividend into euro at the conversion rate of €1.00 = GRD327.87. The euro amounts for the years 1999 and later have been translated at actual rates.

(3)	The U.S. dollar amounts are based on the noon buying rate for euro on June 16, 2003, which was €1.00 = US$1.184.

     At the annual general meeting held on June 6, 2003, the shareholders of our company approved a dividend of €0.19 per ordinary share (totaling €45.0 million) for the financial year ended December 31, 2002.

     We pay dividends solely in euro. The depositary will convert any dividends on ordinary shares represented by ADSs into U.S. dollars if it can do so on a reasonable basis and can transfer the proceeds to the United States. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the ordinary shares represented by the ADSs.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

     You should carefully consider the risks and uncertainties described below. You should also refer to the other information set out in this annual report, including our audited consolidated financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company and any investment you make in our company. If these events occur, the trading price of our ordinary shares and ADSs could decline. Additional risks and uncertainties that do not currently exist or that we are unaware of may also become important factors that adversely affect our company and your investment.

Risks relating to our relationship with The Coca-Cola Company and The Kar-Tess Group

If The Coca-Cola Company exercises its right to terminate our bottler’s agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler’s agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

     Our bottler’s agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 94% of our total sales volume in 2002. We produce, sell and distribute The Coca-Cola Company’s trademarked beverages pursuant to standard bottler’s agreements with The Coca-Cola Company covering each of our territories. The bottler’s agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area (comprised of the member states of the European Union as well as Norway, Iceland and Liechtenstein).

     We enter into bottler’s agreements with The Coca-Cola Company for each of our territories. Each of our bottler’s agreements has a fixed initial term. These agreements, a majority of which expire in 2008, may be renewed, at The Coca-Cola Company’s discretion, until 2018. Accordingly, our business is dependent on The Coca-Cola Company’s willingness to renew our bottler’s agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottler’s agreements upon the occurrence of certain events. You should read Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions — Our relationship with The
Coca-Cola Company” for a description of the circumstances under which The Coca-Cola Company may terminate its bottler’s agreements with us. If The Coca-Cola Company exercises its right to terminate the bottler’s agreements upon the occurrence of certain events, or, upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our sales will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler’s agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottler’s agreements in a manner that would make it difficult for us to achieve our financial goals.

     Our bottler’s agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottler’s agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in the majority of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

     We cannot assure you that The Coca-Cola Company’s objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottler’s agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

     The Kar-Tess Group currently owns approximately 39.8% and The Coca-Cola Company currently indirectly owns approximately 24.0% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. In connection with our merger with Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders’ agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders’ agreement at over 50% of our outstanding share capital and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22%. Under their shareholders’ agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of 11 members. No party or group of parties may unilaterally terminate the shareholders’ agreement prior to August 2005. However, at any time the parties may agree to terminate the shareholders’ agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After August 2005, the shareholders’ agreement will remain in force unless terminated by either group of parties on three months’ written notice.

     These arrangements give The Kar-Tess Group and The Coca-Cola Company significant influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions — The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” for a description of the shareholders’ agreement and Item 10B, “Additional Information — Memorandum and Articles of Association — Matters requiring extraordinary quorum and supermajority approval” for additional information on the matters requiring extraordinary quorum and supermajority approval.

     The interests of The Kar-Tess Group and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, The Kar-Tess Group and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and The Kar-Tess Group or which would benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, “Major Shareholders and Related Party Transactions” for additional information on our relationship with The Kar-Tess Group and The Coca-Cola Company and Item 10B, “Additional Information — Memorandum and Articles of Association — Matters requiring extraordinary quorum and supermajority approval” for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

Our success depends in part on The Coca-Cola Company’s success in marketing and product development activities.

     We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of all of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company’s consumer marketing activities, including The Coca-Cola Company’s discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company’s product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-carbonated soft drink, or non-CSD products, these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would lead to a decline in our share of the non-alcoholic beverages market and sales volume and adversely affect our growth prospects.

We depend on The Coca-Cola Company to protect its trademarks.

     Brand recognition is critical in attracting consumers to our products. In each country in which we operate, The Coca-Cola Company owns the trademarks of all of its products which we produce, distribute and sell. We rely on The Coca-Cola Company to protect its trademarks in the countries where we operate, which include some countries that offer less comprehensive intellectual property protection than the United States and the European Union. If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and could lead to a significant decrease in the volume of products of The Coca-Cola Company that we sell. Since trademarked beverages of The Coca-Cola Company represent a high proportion of our total sales volume, this would materially and adversely affect our results of operations.

Risks relating to our company and the non-alcoholic beverages industry

Weaker consumer demand for carbonated soft drinks, or CSDs, could harm our revenues and profitability.

     At the present time, our revenues and profitability remain substantially dependent upon sales of our core CSD products, particularly in our established countries. Although per capita consumption of CSDs in our established countries has generally continued to increase, the rate of increase has slowed down in recent years. This weakening of consumer demand for CSDs can be explained, in part, by demographic trends. Teenagers and young people account for the majority of CSD consumption in our established countries. Currently, these countries are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume CSD products.

     Another trend adversely affecting growth in CSD consumption in our established countries is the increased consumer focus on well-being, health and fitness. Some consumers perceive non-CSD beverages such as juices, waters and sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of these alternative beverages is growing at a faster rate than consumption of CSDs. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could harm prospects for future profitable growth in the CSD category.

     If any of these trends impedes profitable growth in consumption of our core CSD brands, this could severely impair our business and prospects.

Our growth prospects may be harmed if we are unable to expand successfully in the non-CSD segment.

     We believe that the non-CSD category offers significant growth potential. We intend, together with The Coca-Cola Company, to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to spend significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales and distribution development. We cannot assure you that The Coca-Cola Company will successfully develop and promote new non-CSD brands or that we will be able to increase our sales of new non-CSD products. If we are unable to expand in the non-CSD category, our growth prospects may be harmed.

The lack of institutional continuity and safeguards in our emerging and developing countries could adversely affect our competitive position, increase our cost of regulatory compliance and negatively impact demand for our products.

     While our emerging and developing countries are in the process of transition to market economies, stable political institutions and comprehensive regulatory systems, they lack the institutional continuity and strong procedural and regulatory safeguards typical in our established countries. As a result, in these countries we are exposed to regulatory uncertainty in areas such as customs duties for concentrate, which could increase our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

     The lack of institutional continuity also exacerbates the effect of political uncertainty in our emerging and developing countries and could adversely affect the orderly operation of markets and consumer purchasing power. In addition, in countries with a large and complicated structure of government and administration, such as Russia, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance.

     Finally, we operate in some countries where corruption historically has been a problem. It is our policy to comply with the U.S. Foreign Corrupt Practices Act and similar regulations. This may put us at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations.

Adverse economic conditions in our emerging and developing countries could adversely affect demand for our products.

     From time to time some of our emerging and developing countries have experienced difficult economic conditions, including relatively low levels of per capita gross domestic product, or GDP, high inflation or hyper-inflation and high levels of unemployment.

     Our emerging countries were significantly affected by the Russian financial crisis in 1998. In that case, high inflation combined with a sharp devaluation of the Russian ruble against the U.S. dollar and a decrease in disposable income drastically reduced consumer purchasing power and, in turn, demand for our products. While economic and financial conditions in Russia and in most of our emerging countries have significantly improved following a period of financial and economic instability between 1998 and 2000, these countries are still characterized by economic uncertainty.

     Our developing countries, except Croatia, are due to enter the European Union in 2004, and all have adopted fiscal and monetary policies to develop market economies and converge with the principal fiscal and monetary standards of the European Union. However, certain of our developing countries, including the key markets of Poland and Hungary, recently suffered slow economic growth and rising unemployment, in part due to the effect of tight monetary policies to achieve compliance with European Union fiscal and monetary standards. As a result of these economic conditions, recent price increases to maintain profitability in these countries were partly offset by a decrease in consumer demand for our products.

     Adverse economic conditions in our emerging and developing countries may hurt consumer confidence and purchasing power, resulting in reduced consumption generally or increased demand for local non-premium brands, which are typically of lower quality, but more affordable than our brands. This could adversely affect demand for our products. In addition, our customers may face difficulties in making payment for goods purchased due to unfavorable economic conditions.

Competition law enforcement by the European Union and national authorities may have a significant adverse effect on our competitiveness and results of operations.

     Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the European Union, is also subject to EU competition law. If any of the countries in which we operate in Central and Eastern Europe are admitted to the European Union, the impact of EU regulation on our business will increase. Our developing countries, except Croatia, are due to enter the European Union in 2004.

     The European Commission is currently investigating commercial practices engaged in by The Coca-Cola Company and bottlers of The Coca-Cola Company’s products in Austria, Belgium, Denmark, Germany and the United Kingdom in order to determine whether such practices infringe EU competition law under Article 82 of the EC Treaty, which prohibits abuse of a dominant position within the European Union. As part of that investigation, in July 1999, officials of the European Commission conducted inspections in relation to our subsidiary in Austria, the only country in which we operate that is subject to the investigation. The European Commission may commence formal proceedings against us at any time as a result of this investigation. The decision of the European Commission authorizing the investigation refers to the following practices that may be relevant in Austria: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. Such proceedings could lead to fines, require us to change our commercial practices or cause adverse publicity. In addition, the Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices in respect of placing coolers in certain locations and lending them free of charge. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. On April 18, 2002, the Athens Administrative Court of Appeal accepted in part our interim application for a suspension of the Greek Competition Authority’s decision by suspending half of the amount of the fine imposed upon us by the Greek Competition Authority. You should read Item 8A, “Financial Information — Consolidated Statements and Other Financial Information — Legal proceedings” for additional information on these and other proceedings.

     We cannot predict whether competition law enforcement by the European Commission or national competition authorities will result in significant fines being imposed upon us, require us to significantly change our current business practices or result in adverse publicity. Any of these outcomes could hurt our competitiveness and our operating results.

We are engaged in a highly competitive business. Adverse actions by our competitors or other changes in the competitive environment may adversely affect our results of operations.

     The non-alcoholic beverages business is highly competitive in each of our countries. We compete with, among others, bottlers of other international or regional brands of non-alcoholic beverages. We also face significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by our competitors, or other changes in the competitive environment in our markets may cause a reduction in the consumption of our products and in our market share and may lead to a decline in our revenues and/or an increase in our marketing or investment expenditures, which may materially and adversely affect our results of operations.

     In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium CSD brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. If there is a change in our competitors’ pricing policies, an increase in the volume of cheaper competing products imported into our countries and the introduction of new competing products or brands, including private label brands, and if we fail to effectively respond to such actions, we may lose customers and market share, and our results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which we depend to distribute our products in certain countries, could lower our profitability and harm our ability to compete.

     We derive a large and increasing proportion of our revenues from sales of our products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. We expect such sales to continue to represent a significant portion of our revenues. Most of our countries are experiencing increased concentration of the retail and wholesale sectors, either because large retailers and wholesalers expand their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

     We believe that such concentration increases the bargaining power of large retailers and wholesalers. Our products compete with other non-alcoholic beverage brands for shelf space in retail stores and with other fast-moving consumer goods for preferential in-store placement. Our retailer and wholesaler customers also offer other products, sometimes including their own brands that compete directly with our products. These large retailers and wholesalers could use their increasing market power in a way that could lower our profitability and harm our ability to compete.

Contamination or deterioration of our products could hurt our reputation and depress our revenues.

     The contamination or deterioration of our products, whether actual or alleged, deliberate or accidental, could harm our reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of our products, the stocking and delivery of our products to retailers and wholesalers and the storage and shelving of our products at the final points of sale. Any such contamination or deterioration could result in a recall of our products and/or criminal or civil liability and restrict our ability to sell our products which, in turn, could have a material adverse effect on our business and prospects. These events, including incidents involving other bottlers of The Coca-Cola Company’s products, could also adversely impact our competitiveness and revenues by harming the reputation of The Coca-Cola Company’s brands.

Adverse weather conditions could reduce demand for our products.

     Demand for our products is affected by weather conditions in the countries in which we operate. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of our countries, increased tourist activity. As a result, unseasonably cool temperatures in our countries, such as in large parts of Europe during July and August 2002, could adversely affect our sales volume and the results of our operations for the year.

Price increases in and shortages of raw materials and packaging materials could adversely affect our results of operations.

     Our results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, glass, labels, plastic resin, closures, plastic crates, aluminum, aseptic packages and other packaging products, some of which are priced in currencies other than the functional currencies of our operating companies. Changes in global supply and demand may substantially affect the price of packaging materials and can also, along with weather conditions, government controls, exchange rates, currency controls and other factors, affect the price of our raw materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers. In addition, a sustained interruption in the supply of such materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4B, “Information on the Company — Business Overview — Raw materials” and Item 5D, “Operating and Financial Review and Prospects — Principal factors affecting the results of our operations — Raw material costs” for additional information on our procurement of packaging and raw materials and the cost of raw materials.

Fluctuations in exchange rates may adversely affect the results of our operations and financial condition.

     We derive a portion of our revenues from countries that have functional currencies other than our reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impact our income statement and balance sheet when results are translated into euro. If the euro appreciates relative to these currencies, the euro value of the contribution of these operating companies to our consolidated results and financial position would decrease.

     We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of, among other things, concentrate, which amounted to €823.8 million in 2002, are priced predominantly in euro and U.S. dollars, while we sell our products in Northern Ireland and countries outside the European Union in local currencies. We cannot assure you that we will be able to hedge against the long-term effects of this foreign exchange exposure. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure you that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or result of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

     The currencies of Nigeria, Russia, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 28.3% of our net sales revenue in 2002. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to transfer the profits that we earn out of these countries.

Our operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause us to incur liabilities or additional costs or limit our business activities.

     Our production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labor, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of our products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. You should read Item 4B, “Information on the Company — Business Overview — Regulation” for additional information on the regulations to which we are subject.

     In particular, some resource recovery laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the countries in which we operate have considered or are expected to consider legislation aimed at reducing the amount of discarded plastic, glass and metal waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or otherwise adversely impact our business and prospects.

     In addition, we are subject to a broad range of environmental and health and safety laws and regulations in each of the countries in which we operate. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If we fail to comply with applicable environmental standards, we may face liabilities. In the event of pollution, potential liabilities could be greater for gradual pollution for which insurance policies are not readily available in the insurance market or for any other events of pollution not arising from sudden, identifiable, unintended and unexpected circumstances for which we have secured insurance coverage. Environmental regulations are becoming more stringent in many of the countries in which we operate.

If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

     Under our bottler’s agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company’s trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, Russia and Belarus have recently challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian and Russian customs authorities have since conceded that the current classification is accurate, and we won four relevant cases in the Supreme Court of Romania. However, there are still other similar cases pending before Romanian courts. Polish and Belarus customs authorities have so far issued unfavorable decisions, all of which we have appealed to more senior administrative levels. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure you that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, “Financial Information — Consolidated Statements and Other Financial Information — Legal proceedings” for additional information on these disputes.

Other risks relating to an investment in our ordinary shares or ADSs

You may not be able to enforce judgments against us or some of our directors, officers.

     We are incorporated under the laws of Greece. Substantially all of our assets are located outside the United States. In addition, the majority of our officers and directors are residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States upon these persons or enforce a U.S. court judgment based on civil liabilities under the U.S. federal securities laws against us or these persons. Courts outside the United States, including in Greece, may decide not to impose civil liability on us, our directors or our officers for a violation of the federal securities laws of the United States. In addition, there is uncertainty as to the enforceability in Greece of judgments of United States courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy, as determined by Greek courts. In addition, it is uncertain if a Greek court would apply the federal laws of the United States in any action brought before such court. You may therefore not be able to enforce any U.S. judgments in civil and commercial matters against us or some of our officers or directors.

Sales of substantial amounts of our ordinary shares by The Kar-Tess Group or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of our ordinary shares or ADSs.

     The Kar-Tess Group and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding at over 50% and The Coca-Cola Company Entities have agreed with The Kar-Tess Group to maintain its shareholding at no less than 22% of our outstanding share capital, during the term of their shareholders’ agreement. The initial term of the shareholders’ agreement expires in August 2005, after which either group of parties may terminate it on three months’ written notice. However, The Kar-Tess Group and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders’ agreement. Under their shareholders’ agreement, each of The Kar-Tess Group (on the one hand) or The Coca-Cola Company Entities (on the other) may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by The Kar-Tess Group or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

The euro/dollar exchange rate could adversely affect the market price of our ordinary shares and the dollar value of dividends we pay in respect of our ordinary shares and ADSs.

     The price of our ordinary shares is quoted in euro. Movements in the euro/dollar exchange rate may affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. We will calculate and pay any cash dividends in euro and, as a result, exchange rate movements will affect the U.S. dollar amount of dividends that you will receive from the depositary if you hold ADSs.

Pre-emptive rights may not be available to you and, as a result, your investment could be diluted.

     Under Greek law, prior to the issue of any class of shares, a company incorporated in Greece is required to offer existing holders of such class of shares pre-emptive rights to subscribe and pay for sufficient new shares to maintain their existing ownership percentages. U.S. holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for new ordinary shares unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to such rights and new ordinary shares, or an exemption from the registration requirements is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, the perceived benefits to us of enabling U.S. holders of our ADSs or ordinary shares to exercise their pre-emptive rights and any other facts, which we consider appropriate at the time. To the extent that U.S. holders of our ADSs or ordinary shares are not able to exercise pre-emptive rights granted in connection with an issue of our ordinary shares, their proportional shareholding in our company would be diluted.

The Athens Stock Exchange is less liquid than other major exchanges and has recently been particularly volatile, which may adversely affect your ability to trade our ordinary shares.

     The principal trading market for our ordinary shares is the Athens Stock Exchange, or the ASE. The ASE is less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2002, the average daily trading volume on the ASE was approximately €100.4 million and the average daily trading volume of our ordinary shares on the ASE was approximately €2.5 million.

     In addition, stock markets in general, including the ASE, have recently been highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9A, “The Offer and Listing — Offer and Listing Details” for additional information on the ASE.

You may not enjoy under Greek corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws.

     The rights provided to our shareholders under Greek corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. For example, only shareholders holding a minimum of 5% of our share capital may ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Furthermore, we will generally be exempt from the U.S. Securities Exchange Act of 1934 rules regarding the content and furnishing of proxy statements to our shareholders. In particular, the notice to a general meeting of the shareholders of a Greek company typically sets forth only the items on the agenda for this meeting but it does not include management’s recommendations with respect to such items. Accordingly, if you participate in a general meeting of our shareholders through a representative, you may not be able to give him or her voting instructions with advance knowledge of management’s position on the items included in the agenda for that meeting.

     Under Greek corporate law, shareholders are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves. In addition, a majority of more than 75% of our shareholders may release a director from any liability, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that two years have lapsed since the cause of action arose against such director. In contrast, most U.S. federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty. Our directors, officers and principal shareholders will also be exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934. However, these persons are and will continue to be required to comply with applicable Greek legislation prohibiting insider dealing. Finally, Greek corporate law imposes a particular set of restrictions on the ability of a Greek company to repurchase its own shares, which could be more restrictive than the share repurchase regime applicable to U.S. companies, and does not provide for any kind of appraisal rights in the case of a business combination.

     For additional information on these and other aspects of Greek corporate law and our articles of association, you should read Item 9A, “The Offer and Listing — Offer and Listing Details — Market regulation,” Item 10A, “Additional Information — Share Capital” and Item 10B, “Additional Information — Memorandum and Articles of Association.” As a result of these differences between Greek corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. company.

ADS holders may not be able to exercise voting rights or receive distributions as readily as holders of ordinary shares.

     Holders of ADSs who would like to vote their underlying shares at our general meetings must instruct The Bank of New York as depositary on how to vote these underlying shares. Neither we nor The Bank of New York as depositary can guarantee that you will receive the notice for the general meeting or any voting materials provided by The Bank of New York in time to ensure that you instruct The Bank of New York to vote the ordinary shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impracticable for The Bank of New York to make them available to you.

ITEM 4   INFORMATION ON THE COMPANY

A. History and Development of the Company

     We were formed through the merger of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

     Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, is headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. Hellenic Bottling Company S.A.’s shares were listed on the Athens Stock Exchange in July 1991 and it became one of the largest non-financial companies listed in Greece. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its merger with Coca-Cola Beverages plc in August 2000.

     Hellenic Bottling Company S.A.’s original territory was Greece, where The Coca-Cola Company granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to its merger with Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, the Former Yugoslav Republic of Macedonia, Serbia and Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Russia, Moldova and part of Romania.

     In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of The Coca-Cola Company, demerged its European operations, resulting in the formation of Coca-Cola Beverages plc. These territories consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of The Coca-Cola Company. As a result, immediately prior to its merger with Hellenic Bottling Company, Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc’s merger with Hellenic Bottling Company, The Coca-Cola Company held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group, which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The remainder of Coca-Cola Beverages plc’s shares was publicly held.

     Following the merger, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of The Coca-Cola Company in the world at that time, based on sales volume. We retained our headquarters in Athens and our shares were listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges.

     On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited, and LLC Coca-Cola Stavropolye Bottlers. In addition, on the same date we also purchased The Coca-Cola Company’s 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. Coca-Cola Eurasia Bottlers, as used in this annual report, refers to an affiliated group of certain bottling and distribution operations, which prior to November 23, 2001 were wholly or majority owned and controlled by certain subsidiaries of The Coca-Cola Company. Such operations are located within the territory of Russia and are comprised of the companies LLC Coca-Cola Stavropolye Bottlers and the Russian subsidiaries of Star Bottling Limited, the Cyprus holding company, which are LLC Coca-Cola Vladivostok Bottler and LLC Coca-Cola HBC Eurasia. As a result of this acquisition, we now have the exclusive rights to sell and distribute products of The Coca-Cola Company in all of Russia. On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

     We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing will increase our visibility to the international investment community, and enhance our comparability with our international peer group.

     Our address is: 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece. Our telephone number is (011) 30 210 618 3100. We have appointed CT Corporation System, located at 111 Eight Avenue, 13th Floor, New York, NY 10011, USA, as our agent for service of process in any suit, action or proceeding with respect to our ordinary shares or ADSs and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in The City of New York, Borough of Manhattan, and we have submitted to the jurisdiction of such courts. Our authorized representative in the United States is Puglisi & Associates.

B. Business Overview

Overview

Our business and our products

     Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company which accounted for approximately 94% of our sales volume in 2002. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 26 countries with a total population of more than 500 million people. In 2002, we sold approximately 1.3 billion unit cases, generating net sales revenue of €3.8 billion.

     Our products include carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. In 2002 CSDs accounted for 85% and non-CSDs accounted for 15% of our sales volume, as compared to 87% and 13%, respectively, in 2001. We offer our products in a range of flavors and package combinations which vary from country to country.

     We are one of The Coca-Cola Company’s key bottlers, that is, bottlers in which The Coca-Cola Company has a significant equity interest and which The Coca-Cola Company regards as strategic partners based on factors such as size, geographical diversification and financial and management resources. We believe that our success and the success of the products of The Coca-Cola Company in our markets relies in large part upon the alignment of strategic objectives between us and The Coca-Cola Company, with the two companies working together and combining their respective skills and assets to maximize opportunities to increase sales and profits in the countries in which we operate. As part of this relationship, we work together with The Coca-Cola Company such that The Coca-Cola Company has primary responsibility for consumer marketing and brand promotion, while we produce, sell and distribute the products of The Coca-Cola Company and execute customer marketing at the points of sale.

     Under our bottler’s agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 94% of our total sales volume in 2002, with the Coca-Cola brand, the world’s most recognized brand, representing approximately 46% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite and Coca-Cola light, (which we sell in some of our countries under the diet Coke trademark). Our core brands together accounted for approximately 76% of our total sales volume in 2002. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

     We group our countries into three segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three segments are as follows:

•	Established Countries, which are Italy (Northern and Central), Greece, the Republic of Ireland, Northern Ireland, Austria and Switzerland.

•	Developing Countries, which are Poland, Hungary, the Czech Republic, Slovakia, Croatia, Lithuania, Estonia, Latvia and Slovenia.

•	Emerging Countries, which are Nigeria, Russia, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia (FYROM), Belarus, Armenia and Moldova.

Our strengths

World’s leading brands

     We produce, sell and distribute Coca-Cola, the world’s leading brand of non-alcoholic beverage in terms of sales volume and the world’s most recognized brand. The other brands licensed to us by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world’s five best selling non-alcoholic beverages in terms of sales volume.

Substantial scale benefits

     We are one of the largest bottlers of products of The Coca-Cola Company in the world in terms of sales volume, operating in 26 countries with a total population of over 500 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

Key bottler of The Coca-Cola Company

     We are one of The Coca-Cola Company’s key bottlers, reflecting our strategic importance within the Coca-Cola system. We work closely together with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value to our shareholders over the long-term. However, The Coca-Cola Company could exercise significant influence over our profit margins by virtue of its rights under our bottler’s agreements to determine the price of concentrate we buy from The Coca-Cola Company and, to the extent permitted by local law, the maximum price we may charge to our customers outside the European Economic Area.

Balanced portfolio of markets

     Our established countries provide us with a stable source of revenues and cash flow, while our developing and emerging countries provide us with significant growth opportunities. This balance allows us to minimize external financing of our long-term growth, reduce earnings volatility and limit our exposure to the effects of potential economic or political instability in our developing and emerging countries.

Significant markets with high growth potential

     We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2002, for example, Russia and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 57 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but these countries generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who consume more CSDs. However, many of our developing and emerging countries are subject to economic and political volatility that may limit our ability to achieve growth in such countries.

Modern business infrastructure

     Since 1995, we have invested in excess of €2.0 billion in fixed assets (including capital expenditures made by Coca-Cola Beverages plc), to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

Large and skilled sales force

     We believe that we have one of the largest and best-trained sales forces in the non-alcoholic beverages industry in each of our countries. This allows us to work closely and develop strong relationships with our customers.

Experienced management

     Our senior management team has extensive experience in the non-alcoholic beverages industry. This provides us with strong knowledge of the industry, familiarity with our customers and understanding of the development, manufacture and sale of our products.

Our strategy

     Our objective is to maximize shareholder value over time. Our management also uses three key measures to evaluate our performance: profitable volume growth, growth in operating profit and return on capital.

     Our strategy to achieve this objective has four main elements:

     To build a world-class sales organization.

     To further develop each of our markets by delivering superior customer service and quality products in each market.

     To broaden our product range and claim a share of newer profitable market categories with high growth potential.

     To improve our operational efficiency and optimize our use of capital.

Building a world-class sales organization

     Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 36,000 employees. We will continue to build employee excellence through recruiting the best people, intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees’ incentives with the achievement of our financial objectives and the creation of shareholder value.

     Operating across 26 countries has taught us that our local sales forces are in the best position to evaluate the particular circumstances of each market category and address its specific needs. Accordingly, throughout our operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including our country and local sales managers. We believe that this fosters a high degree of innovation and responsiveness to our customers.

Developing our markets by delivering superior customer service and quality products

     The second key element of our strategy is to further develop each of our markets by delivering superior customer service and quality products. Our blueprint for executing this strategy can be summarized in a simple formula: availability, affordability, acceptability and activation.

     Availability means placing our range of products within easy reach of consumers in the “right” package, in the “right” location, at the “right” time. We focus on developing strong relationships with our customers in order to ensure that the “right” products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic beverage.

     Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the “right” price. In so doing, we aim to reach as many consumers as possible while taking into account the differing levels of purchasing power in the countries in which we operate.

     Acceptability means supplying an extensive and growing range of products that meet the highest quality standards in each country, enhancing their acceptability to consumers. Our experience in quality control, customer service and efficient distribution, combined with a detailed understanding of consumer needs and access to the most effective communications channels, allows us to reach out to customers and consumers in each of our markets and meet their demands.

     Activation means motivating consumers to choose our products by improving product availability and attractiveness at the point of purchase and by building brand strength in our local markets. We achieve this in close cooperation with our customers through the placement of cold drink equipment, such as coolers and vending machines, the provision of signage and other point-of-sale materials and the implementation of local marketing and promotional initiatives.

Broadening our product range

     Consumer preferences and demands are constantly evolving throughout our markets. In order to satisfy these demands, we continuously build on our strong family of brands by introducing new flavors and packages for our existing brands, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, particularly non-CSD categories such as juices, waters, energy and sports beverages and other ready-to-drink beverages such as teas and coffees, we plan to launch new products developed by The Coca-Cola Company and to acquire or develop new local products customized to appeal to local consumers.

Improving efficiency and optimizing use of capital

     We have benefited in several ways from the increase in the size of our company over the past three years:

•	By centralizing our procurement function, we have been able to reduce our costs of raw materials and packaging.

•	By implementing best practices across the company, we have been able to improve our sales and distribution systems.

     We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. We also intend to continue to modernize our production and distribution infrastructure and invest in advanced IT systems to enhance our productivity.

     At the same time, we intend to continue to manage our capital expenditure carefully by focusing our investment on more profitable areas of our business, such as cold drink equipment for use in the immediate consumption channel. Our immediate consumption channels include restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in our immediate consumption channels typically generate lower volumes and higher margins per retail outlet than our future consumption channels. Through the careful management of our capital expenditure, the efficient deployment of our assets, including cold drink equipment and distribution infrastructure, across our countries and the use of appropriate financing arrangements, we aim to optimize the utilization of our capital. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost.

     We believe that considerable opportunities exist for sustained, profitable growth in our existing territories. While we remain open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of our core business strategy.

Our products

     We produce, sell and distribute both CSD and non-CSD products under the brands of The Coca-Cola Company in all of our countries. We also produce, sell and distribute CSD products under the brands that The Coca-Cola Company acquired for certain countries from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to produce, sell and distribute these beverages in Greece, the Republic of Ireland, Northern Ireland, Nigeria, Russia, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia. In some of our countries, we produce, sell and distribute non-CSD products licensed by Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A. The Coca-Cola Company owns the trademarks for all products of The Coca-Cola Company that we produce, sell and distribute in each country in which we operate. As a result, we rely on The Coca-Cola Company to protect its brands in our markets.

     In some of our countries we also produce, sell, distribute and market our own brands, such as our range of Amita juices and Avra mineral water in Greece and our Deep River Rock packaged water in the Republic of Ireland and Northern Ireland. We also distribute certain CSD and non-CSD products, which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

     In 2002, CSD beverages of The Coca-Cola Company accounted for 85% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua water, Cappy juices and Nestea, which is licensed to us by Beverage Partners Worldwide, accounted for approximately 9%, and other beverages, principally our Amita juices and Avra and Deep River Rock waters, accounted for approximately 6%. The following table sets forth our top eight brands in 2002 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2002
as a percentage of
total sales volume

Coca-Cola	46
Fanta	18
Sprite	7
Coca-Cola light	5
Bonaqua/Bonaqa	4
Avra	2
Amita	2
Nestea	1

85

     We offer our beverages in a range of flavors and packages, both non-refillable and refillable, designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished CSDs or non-CSDs to consumers in cups or glasses. The following table sets forth some of our most important products, including both products that The Coca-Cola Company and other parties have licensed to us and the products that we own.

Products licensed by	Products licensed by
The Coca-Cola	The Coca-Cola	Products licensed		Third-Party Products
Company (CSDs)	Company (Non-CSDs)	by others	Our Own Products	distributed by us

Coca-Cola/Coke	Bonaqa/Bonaqua	Nestea (1)	Amita	Guinness(4)
Coca-Cola light/Coke light	Burn	Dr. Pepper(2)	Avra	Heineken(4)
diet Coke	Cappy	Schweppes(2)	Fruice	Okocim
cherry Coca-Cola	Eva Water	Tuborg Soda and	Frulite	Vittel
Coca-Cola light with lemon	Five Alive	Tonic Water(3)	Deep River Rock	Granini
diet Coke with lemon	PowerAde		Lyttos	Römerquelle
Vanilla Coke	Hi-C		Tanora	Sió
Fanta	Oasis		Stamna
Fanta light	Minute Maid		Celita
Sprite	Valser
Sprite light	NaturAqua
Sprite Zero	Dorna
Fruktime	Poiana Negri
Almdudler	Izuorul Alb
Fresca	BPM
Frisco
Kinley
Krest
Limca
Lift
Lilt
Cappy
Linnusse Kali
Mezzo Mix
Frutina

(1)	We produce, sell and distribute Nestea under a license from Beverage Partners Worldwide.
(2)	We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.
(3)	We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.
(4)	We distribute Guinness in the Republic of Ireland and Heineken in Switzerland, the Republic of Ireland and the former Yugoslav Republic of Macedonia.

Our operations

     Our territories encompass whole countries, except Italy, where our territory encompasses the northern and central parts of the country, and Northern Ireland, the only region of the United Kingdom in which we operate.

     The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2002 and/or 2001, as applicable.

				Our total	Our total	Country
				(CSD and	(CSD and	(or, if
				non-CSD)	non-CSD)	different,
	Our CSD	Total CSD		volume	volume	territory)
	servings	servings per	Our CSD	(million	(million	population	GDP per
	per capita	capita in	category share	unit cases)	unit cases)	(million)	capita ($)
	in 2002(1)	2002(1)(2)	in 2002 (%)(2)	in 2001(3)	in 2002(3)	in 2002	in 2002(4)

Established:
Italy (Northern and Central)	99.0	209.3	47.3	166.5	168.3	38.6	20,517
Greece	211.1	260.6	81.0	141.5	144.5	10.6	12,528
The Republic of Ireland	251.7	506.5	49.7	42.1	44.2	3.9	30,487
Northern Ireland	309.4	497.4	62.2	24.4	24.1	1.7	26,017
Austria	172.4	345.4	49.9	65.0	66.0	8.2	25,122
Switzerland (5)	171.2	326.1	52.5	59.1	65.0	7.3	36,644

Established countries (6)	145.5	268.5	53.7	498.6	512.1	70.3	22,210

Developing:
Poland	47.8	159.4	30.0	79.3	85.5	38.3	4,924
Hungary	144.8	286.1	50.6	67.1	67.8	10.1	6,347
Czech Republic	73.6	472.1	15.6	34.9	38.0	10.3	6,748
Slovak Republic	86.0	289.6	29.7	23.4	23.3	5.4	4,389
Croatia	116.6	157.6	74.0	23.3	23.9	4.4	5,227
Lithuania (7)	41.6	155.8	26.2	6.1	6.9	3.5	4,006
Estonia (7)	88.7	152.6	58.1	5.2	6.2	1.4	4,500
Latvia (7)	51.4	126.3	40.7	4.9	5.8	2.3	3,652
Slovenia	49.9	162.0	30.8	4.7	4.2	2.0	11,000

Developing countries (6)	71.0	225.2	33.9	248.9	261.6	77.7	5,400

Emerging:
Nigeria	23.8	38.6	61.7	132.7	135.2	129.9	313
Russia (8)	19.0	73.5	25.9	124.4	144.8	143.6	2,414
Romania (5)	67.4	149.5	45.1	61.5	73.4	21.7	2,106
Bulgaria	102.7	218.5	47.0	34.2	35.4	7.8	2,034
Ukraine	11.8	80.4	14.7	26.0	32.1	48.3	1,033
Serbia and Montenegro	80.7	152.6	52.9	28.6	35.7	10.6	1,255
The Former Yugoslav Republic of Macedonia	94.0	207.6	45.3	7.5	8.4	2.0	1,850
Bosnia and Herzegovina	66.0	105.5	62.5	10.5	12.1	3.9	1,299
Belarus	15.9	69.7	22.8	5.2	8.1	9.9	1,415
Armenia	24.4	40.6	60.0	3.0	3.1	3.0	767
Moldova	6.7	48.4	13.9	1.2	1.2	3.6	444

Emerging countries (6)	26.6	72.4	39.4	434.8	489.5	384.3	1,402

All Countries (pro forma)(6)(7)(8)	48.8	120.6	40.5	1,182.3	1,263.2	532.3	4,734

Plus: Exports				2.9	5.1
Less: Pro Forma Adjustments				(130.3)	—
Less: Brewinvest S.A. (9)				(11.5)	(12.1)

All countries (reported)				1.043.4	1,256.2

Sources: Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria, Bosnia and Herzegovina and Armenia, for which such information cannot be obtained from CANADEAN or other independent sources. In addition, our CSD category share in Greece consists of our 77.6% CSD category share relating to products of The Coca-Cola Company that is derived from CANADEAN, and our additional 3.4% CSD category share relating to Tuborg soda and tonic water, which is based on our internal estimates. Similarly, our 62.6% CSD category share in Nigeria is lower than the CSD category share attributed to products of The Coca-Cola Company in Nigeria because we sell and distribute Limca only in certain regions of Nigeria. Information on country or territory population and GDP (or Social Product in the case of Serbia and Montenegro) per capita has been obtained from The Economist Intelligence Unit, except for the population of our Italian territory, which cannot be obtained from The Economist Intelligence Unit or other independent sources and which we have calculated based on our internal estimates.

(1)	Per capita consumption is defined as the average number of eight-U.S. fluid-ounce servings consumed per person per year in a specific market. We have calculated per capita consumption of our CSD products in each country by multiplying our CSD category share obtained from CANADEAN by the total number of CSD servings per capita in such countries obtained from CANADEAN, with the exception of Nigeria, Bosnia and Herzegovina and Armenia, for which no information on total CSD servings per capita and CSD category share can be obtained from independent sources. As a result, we have calculated per capita consumption of our CSD products in these three countries by multiplying our unit case volume by 24 (the average number of servings in a unit case) and dividing by the population.

(2)	In the case of our Italian territory, information on CSD category share CSD servings per capita and GDP per capita relates in each case to Italy as a whole as such information can be obtained from independent sources only with respect to the entire country. As a result, we have estimated total CSD servings per capita based on our CSD servings per capita and the externally available CSD category share information.

(3)	One unit case corresponds to 24 servings of eight U.S. fluid ounces.

(4)	The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constitute our Italian territory. The GDP per capita of Northern Ireland represents the GDP per capita of the United Kingdom as a whole.

(5)	The volumes presented for Switzerland and Romania do not include pro forma adjustments for the acquisitions of Valser Mineralquellen AG and Dorna Apemin S.A., respectively, in either 2001 or 2002, because they were immaterial.

(6)	Population-weighted average for all territories in the category.

(7)	The acquisition of The Coca-Cola Company’s bottling operations in Lithuania, Estonia and Latvia was completed on January 2, 2002. As a result, we have not consolidated the financial statements of our subsidiaries in these countries into our financial statements for the fiscal year ended December 31, 2001 and the volume information set forth in this table with respect to these three countries for 2001 is pro forma information.

(8)	The Coca-Cola Company’s bottling operations in Russia were acquired on November 23, 2001. The volume information presented in this table for 2001 is pro forma information, as if the acquisition had occurred on January 1, 2001.

(9)	The results of Brewinvest S.A., a joint venture of which we own 50% and is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia and Kosovo, are not consolidated into our results of operations under U.S. GAAP. Instead, they are reflected in our share of income (loss) of equity method investees.

We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging and developing countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established countries. For example, the population-weighted average servings of CSDs per capita was 72.2 in our emerging countries and 225.2 in our developing countries in 2002. In contrast, the population-weighted average servings of CSDs per capita was 268.5 in our established countries in 2002.

Established Countries

Introduction

     Our established countries are Italy (Northern and Central), Greece, the Republic of Ireland and Northern Ireland, Austria and Switzerland. These countries generally enjoy a high degree of political and economic stability and have substantially similar macroeconomic characteristics. In particular, they typically exhibit generally high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption. In addition, other than Switzerland, all of our established countries are members of the European Union, which we believe provides a uniform regulatory environment and enhanced political and economic stability among its member states.

     Established countries are characterized by high consumer sophistication, high consumption volumes per capita, moderate rates of consumption growth for CSDs and a trend toward faster growth in consumption of non-CSDs, particularly waters and juices. We believe that the growth in consumption of non-CSDs, which some consumers perceive as being associated with physical well-being, health and fitness, is strongly influenced by current demographic trends, including an ageing and increasingly affluent population.

     The Coca-Cola Company and bottlers of its products have operated in these countries for many years and have developed a modern, technologically advanced production and distribution infrastructure. The most important trend generally affecting the future consumption channel in our established countries is increasing concentration of the retail sector. At the same time, we see many opportunities for further growth in the more profitable immediate consumption channel in these countries. While our established countries generally have a well-developed cold drink equipment infrastructure, including coolers, vending machines and fountains, we continue to see opportunities to extend our penetration of small retail outlets and specialized consumption venues, such as offices. In addition, activation at the final point of sale is a key focus of our sales and marketing efforts in these countries.

     Net sales revenue in our established countries amounted to €1,231.4 million in 2000, €1,982.8 million in 2001 and €2,048.7 million in 2002 which accounted for 61.9%, 58.4% and 53.4% of our total net sales revenue in 2000, 2001 and 2002, respectively.

Italy (Northern and Central)

     In Northern and Central Italy, a territory that encompasses approximately two-thirds of the Italian population, we believe that we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 47.3% in 2002. CSD per capita consumption in our Italian territory is lower than in any of our other established countries and consumption growth of non-CSDs, particularly mineral waters, teas and juices, continues to increase more rapidly than that of CSDs. We also believe that the low per capita consumption of CSDs in Italy relative to our other established countries represents a significant growth opportunity.

     We see significant potential for growth of Coca-Cola light in the near future, as in 2002 it represented approximately 3% of our total sales volume in Italy, compared to approximately 15% of our total sales volume in neighboring Switzerland. We also continue to diversify our family of brands. We launched Minute Maid single serve packages in 2000 in our immediate consumption channels. In 2001, we launched Minute Maid and Nestea in PET packages in top-end grocery stores. In 2002, we also introduced PowerAde single serve packages across all channels.

     In addition, during 2002 we introduced glass bottle packages for Coca-Cola, Coca-Cola light, Fanta and Sprite, which we believe will contribute to increased sales of our products for immediate consumption.

     Until 1988, the Italian bottling and distribution operations for The Coca-Cola Company’s products were highly fragmented, with 22 separate bottlers operating in the country. Each of these bottlers had its own distribution, marketing and sales organization and strategy, and this resulted in inconsistent application of the production, distribution, marketing and sales standards required to maximize sales in Italy. As a result, The Coca-Cola Company began consolidating the bottling operations in Northern and Central Italy in 1989 and, in 1998, completed this consolidation and sold these bottling operations to Coca-Cola Beverages plc.

     The beverage distribution sector in Italy continues to be relatively fragmented at both the wholesale and the retail level compared to other Western European countries. We sell our products for immediate consumption through a combination of wholesalers, which in turn distribute to smaller outlets, and through our direct delivery system. Since the mid-1990s there has been an increasing level of concentration and consolidation in both the wholesale and retail channels.

     In 2001, we decided to review the structure, organization and strategy of our Italian bottling operations. As a result of this review, we agreed upon a comprehensive long-term plan with The Coca-Cola Company to improve sales in our Italian territory. Some of the key elements of the plan include significantly expanding our sales and marketing force, and increasing our marketing expenditures. Together with The
Coca-Cola Company, we have also implemented new strategic consumer marketing initiatives in Italy, such as our sponsorships of the Ferrari Challenge Series and the Italian national soccer team.

Greece

     We believe that we are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with a 81.0% category share in 2002. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we believe we are the leading producer of mineral water with our Avra brands and of fruit juices with our Amita and Frulite brands. We believe that we can benefit from our significant and successful experience in the non-CSD category in Greece in our attempt to achieve a leading position in the non-CSD category in other countries.

     In 2002, we successfully introduced new products, as well as new flavors for our existing brands. We reinforced our image as innovators in the juice market with the launch of Amita Sun, Amita Classic, Amita Tangerine, Amita Pineapple and Frulite on the Go. In 2002, we also launched a number of new brands of The Coca-Cola Company, including Sprite Zero, Fanta Light, as well as new packages for Schweppes and Nestea.

     Immediate consumption channels are particularly important for our business in Greece. There are approximately 130,000 small outlets in the Greek market, including kiosks, grocery stores, cafés, bars and gas stations. We plan to further improve the availability of our cold drink products for impulse consumption by investing in cold drink equipment and expanding our sales force in this channel.

     We sell the majority of our products to a large number of wholesalers and distributors, which distribute our products to small outlets. The excellent relationships with these wholesalers, which our Greek sales force has developed over time, provide us with valuable market intelligence, including information on sales patterns and consumer preferences. We also deliver our products directly to some of our customers, such as supermarket chains and other key accounts.

     We incur higher transportation costs in the Greek Islands than in mainland Greece because we need to ship many of our products by sea. In addition, our core consumers in the Greek Islands are tourists. As a result, demand for our products in the Greek Islands is concentrated in the tourist season from mid-April to September and varies from island to island based upon the nationality, age range and preferences of the tourists who typically visit each island. In order to address the special circumstances under which we operate, we have separated our distribution operations in the Greek Islands from those in mainland Greece.

     We have also developed different forms of marketing activities for different target consumers, with sponsorships, club advertisements, prize contests and instant win programs. In the Greek Islands, we have implemented programs that focus on impulse consumption as well as the consumption habits of tourists.

The Republic of Ireland and Northern Ireland

     We believe that we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 53.4% in 2002. As in the case of Greece, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy, as we have combined sustained growth for our core CSD brands with significant growth for our non-CSD water and juice brands.

     In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include The Coca-Cola Company’s PowerAde sports drink and Oasis juice drinks, which were both launched in 2002, our Fruice juice and our Deep River Rock water. We also distribute the Vittel water brand. Our family of brands also includes Dr. Pepper, Five Alive and the new energy drink, BPM. This new brand was launched at the beginning of 2003 and is targeted at the daytime market for energy drinks, which is one of the fastest growing segments in the Irish soft drink industry. The brand has been very well received by our customers and consumers and has already captured 12% of the segment for energy drinks in its first quarter of distribution. In addition, since January 1, 2001, we have held exclusive licenses to produce Schweppes products in the Republic of Ireland and Northern Ireland.

     Until 2001, we produced 7Up under license. On December 31, 2000, as a result of Coca-Cola Beverages plc’s merger with Hellenic Bottling Company S.A., our 7Up franchise was terminated. This transition initially held back growth in our CSD sales volume, because 7Up was a significant CSD brand in the Republic of Ireland. However, Sprite quickly gained acceptance among both our customers and consumers. In 2002, Northern Ireland recorded one of the highest rates of per capita consumption of our CSD products (approximately 309 servings) in the countries in which we operate and one of the highest rates of diet Coke per capita consumption in the world.

     We manage our operations in the Republic of Ireland and Northern Ireland as one territory and we have achieved cost and revenue synergies as a result of the geographic proximity of the two territories. In particular, we have improved, and we plan to continue to improve, communication flow and coordination between our operations, as well as their overall efficiency. For example, we have realized the main synergies in production and distribution, where we plan, operate and invest in capacity as one unit and seek to minimize costs across the entire territory. We also have in place one senior management team responsible for both the Republic of Ireland and Northern Ireland.

     As in Greece, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets and we deliver our products directly to certain key customers, including supermarket chains. Smaller outlets have retained a significant portion of the retail market in the Republic of Ireland as a result of legislation prohibiting sales of products below cost, a pricing tactic often employed by large retailers.

     We have developed specific initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package. As a result of our activation strategies in smaller outlets, we have successfully increased sales of our products in packages for impulse consumption by approximately 6.1% in 2002 compared to 2001.

Austria

     We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 49.9% share of the CSD category in 2002.

     In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. In the first quarter of 2002, we became the sole producer and market supplier of Pro-Ego, a line of herbal products from Almdudler designed to capitalize upon the growing well-being trend, and we also launched Fanta Blood Orange and Coca-Cola light with lemon. Our juice business is focused on the Cappy juice brands.

     For distribution in our immediate consumption channel, we rely on a combination of our direct delivery system and a group of seven major wholesalers. We aim to strengthen our relationships with these wholesalers by establishing stronger interaction with them, entering into joint marketing development activities and providing more innovative consumer communication initiatives. For distribution in our future consumption channel, we deliver our products to large retail chains through their central warehouses and to other retailers through our direct delivery system. We are also currently working closely with wholesalers in many parts of Austria by optimizing our warehousing infrastructure, consolidating warehouses where possible and using wholesaler and distributor warehouses where it is commercially reasonable to do so.

     We have increased our efforts to improve the level of in-store activation in Austrian retail outlets by introducing a range of initiatives to stimulate consumer interest, including expanded placement of cold drink equipment, promotional product displays and in-store advertising leaflets. We also intend to increase the frequency of our promotional initiatives, building on a recent national award naming Coca-Cola as the most innovative organization in the beverages category. Examples of recent innovation include the development of a 250 ml. glass bottle package featuring Austria’s Winter Olympics champions, the launch of “Fanta Minis”, a trial pack of five 150 ml. cans in assorted flavors, the expansion of our successful “Coke light Man” competition and the introduction of Pro-Ego in the well-being category.

Switzerland

     We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 52.5% share of the CSD category in 2002.

     In addition to the core brands of The Coca-Cola Company, our CSD brands include Kinley and our non-CSD brands include Nestea and Minute Maid juices. In 2001, we launched our Minute Maid products and began implementing our relaunch programs for Fanta, adding new flavor variants, and for Sprite, where sales were significantly improved through a locally-developed, innovative advertising campaign. We believe that our mix of CSD and non-CSD products provides us with the appropriate beverage options to address the changing preferences and tastes of the ageing Swiss population. This is evidenced by the significant success of Nestea, which has just been expanded to include a new flavor variant and new packaging designed to address Swiss consumers’ interest in fitness and on-the-go activity. Switzerland has one of the world’s highest rates of consumption per capita of ready-to-drink teas.

     The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers, which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us.

     Our business is focused on a number of strategic objectives in Switzerland, including the development of the availability of our products, the expansion of our non-CSD family of brands, the focus on increasing sales of our more profitable immediate consumption packages and the reduction of our costs to serve the market. Illustrative of our efforts to build presence are our sponsorship of the Zurich Streetparade, an annual gathering of approximately one million people in August, and our presence at the Swiss Expo 2002, a five-month event with more than nine million visitors. The introduction of a new Nestea flavor, combined with the introduction of a new 1.5 liter PET package and new graphics, will assist in our efforts to capture non-CSD opportunities. Our café and restaurant contour bottle promotions, our introduction of a 0.5 liter silver bottle for Coke light, the launch of Coca-Cola light with lemon and Vanilla Coke in all key distribution channels, the introduction of Mickey’s Adventure, the first children’s fruit drink, and expanded cold drink availability all focus on driving both improved brand experience and increased margins in immediate consumption packages. Profitability is being further enhanced by focusing on reductions in manufacturing costs, working capital and raw material savings.

     As described under Item 5A, “Operating and Financial Review and Prospects — Major recent transactions — The acquisition of Valser Mineralquellen AG (2002)”, we jointly acquired with The Coca-Cola Company, the Swiss mineral water bottler, Valser Mineralquellen AG with effect from October 1, 2002.

     On December 30, 2002, we announced that we successfully closed the acquisition of a 26.1% shareholding interest in our Swiss operating subsidiary, Coca-Cola Beverages AG, for a total cash consideration of €54.1 million. The interest was held by “EWN” Getränke Holding GmbH (“EWN”), a German closely held limited liability company. Due to the nature of the shareholder’s agreement, the acquisition of EWN’s share of Coca-Cola Beverages AG was deemed to have occurred in 1996 for accounting purposes, with consideration delayed. As a result of this acquisition, we currently hold a 99.9% shareholding interest in Coca-Cola Beverages AG.

Developing Countries

Introduction

     Our developing countries are Poland, Hungary, the Czech Republic, Slovakia, Croatia, Lithuania, Estonia, Latvia and Slovenia. All but Croatia are scheduled to enter the European Union on May 1, 2004 subject to approval by referendum of the accession treaty in each of such countries (Lithuania, Hungary, Slovenia, Poland, the Czech Republic and Slovakia have already held a referendum and have each approved the accession treaty signed in Athens on April 16, 2003). All our developing countries have market-oriented economies and have generally enjoyed political and economic stability in recent years following the implementation of significant structural reforms. Our developing countries have lower disposable income per capita than our established markets and continue to be exposed to economic volatility from time to time. Macroeconomic conditions have been positive in our developing countries over the last two years, with all countries experiencing positive real GDP growth, although in certain countries, such as Poland, the rate of GDP growth in 2002 and 2001 slowed significantly compared to 2000. However, as most of our developing countries are pursuing accession to the European Union, we believe that these countries may achieve increased political and economic stability as a result of their gradual alignment with the principles, objectives and regulations of the European Union.

     Our developing countries are typically characterized by lower per capita consumption of CSDs than in our established countries. The Coca-Cola Company’s products were introduced in the early 1990s in most of our developing countries, where they have since become established premium brands. Consumers in some developing countries continue to move away from tap water and home made drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

     The non-alcoholic beverages market tends to be fragmented in our developing countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in our developing countries than in our established countries. Consequently, in our developing countries our products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and are relatively popular with consumers.

     We believe that developing countries offer significant growth opportunities for both our CSD and non-CSD products, and we are committed to maximizing these opportunities by introducing new products, flavors and packages in both the future consumption and the immediate consumption channels. In the future consumption channel, our priority is to develop an efficient distribution infrastructure and expand our sales force. In the immediate consumption channels, we plan to make significant investments to increase availability by placing coolers and other cold drink equipment in retail outlets and other consumption venues.

     Net sales revenue in our developing countries amounted to €246.5 million in 2000, €647.3 million in 2001 and €699.0 million in 2002 which accounted for 12.4%, 19.0% and 18.2% of our total net sales revenue in 2000, 2001 and 2002, respectively.

Poland

     We believe that we are one of the largest bottlers of non-alcoholic beverages in Poland in terms of sales volume, with a share of the CSD category in 2002 of approximately 30%. Poland is our largest developing country in terms of both population and sales volume.

     In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Kinley Tonic and Lift, our water brand is Bonaqua and our juices include the range of Cappy juices. We also sell and distribute Nestea ready-to-drink tea and the PowerAde family of sports drinks.

     Economic conditions in Poland remained difficult during 2002. Nonetheless, our total sales volume increased by 7.8% in 2002 compared to 2001, reflecting an improved pricing strategy, intensive cooler placement and successful promotional activities.

     Economic and logistical conditions vary significantly between the different regions of Poland, with Warsaw and, to a lesser extent, Krakow being more in line with Western European standards than rural areas. This diversity affects several aspects of our business in Poland, including the affordability of our products and our pricing and marketing strategies, which we tailor to the specific environment in each region.

     Our sales and distribution operations in Poland benefit from our strong infrastructure across the country. In 2002, we distributed the vast majority of our products through our direct delivery system. In order to tailor our distribution system and our marketing initiatives to the differing economic, social and logistical conditions of the country’s regions, we have decentralized our distribution, marketing and sales forces to achieve local focus and have given our local management more organizational and decision-making autonomy.

     As described under Item 5A, “Operating and Financial Review and Prospects – Major recent transactions – the acquisition of Multivita sp.z o.o. (2003)”, on May 2, 2003, we announced our intention to jointly acquire the Polish mineral water company Multivita sp.z o.o., with The Coca-Cola Company.

     A key objective in Poland is to accelerate growth in the more profitable impulse consumption channel. For this purpose, we intend to increase the placement of cold drink equipment and focus on distributing our 200 ml. package for immediate consumption. In addition, we have launched a new marketing initiative for Coca-Cola light, which we believe has significant growth potential, and introduced new flavors and packages for other brands.

Hungary

     We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. We believe that in 2002 we maintained our leadership in the CSD category, where we had a share of 50.6%, despite the highly competitive nature of the Hungarian soft drinks market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 286.1 servings in 2002.

     In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands are Bonaqua and NaturAqua water, PowerAde sports drinks and Nestea ready-to-drink teas.

     Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products. For example, we recently decided to expand our product range by including mineral water obtained from a natural spring, located in the town of Zalaszentgrot. For this purpose, we have invested in a bottling plant near this site and have begun production of mineral water under the NaturAqua brand.

Emerging Countries

Introduction

     Our emerging countries are Nigeria, Russia, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Bosnia and Herzegovina, The Former Yugoslav Republic of Macedonia, Belarus, Armenia and Moldova. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packages and promotional programs taking into account local economic conditions.

     Our emerging countries are typically characterized by lower per capita CSD consumption than our established and developing countries. Consumers in some emerging countries are moving away from tap water and home made drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of our emerging countries, consumers are showing particular interest in juices and in branded waters.

     In general, our emerging countries have a relatively undeveloped distribution infrastructure and a fragmented retail sector. In order to expand the availability of our products, our priority has been to establish reliable distribution networks through a combination of our own direct delivery system and independent distributors and wholesalers where this is economically more efficient. We also focus on improving the availability of chilled products by placing coolers and other cold drink equipment in the market.

     We believe that our emerging countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include the relatively low consumption rates, the population size (especially in Nigeria, Russia and Ukraine) and the favorable demographic characteristics, notably the larger proportion of young people, who typically consume a higher amount of CSD products.

     As described under Item 5A, “Operating and Financial Review and Prospects — Major recent transactions — The acquisition of Dorna Apemin S.A. (2002),” we jointly acquired the Romanian mineral water bottler, Dorna Apemin S.A., with The Coca-Cola Company, on December 17, 2002.

     Net sales revenue in our emerging countries amounted to €510.0 million in 2000, €768.0 million in 2001 and €1,091.7 million in 2002 which accounted for 25.7%, 22.6% and 28.4% of our total net sales revenue in 2000, 2001 and 2002, respectively.

Nigeria

     We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 62.6% share of the CSD category in 2002. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1952. At December 31, 2002, we owned 66.3% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

     In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product that we sell in the northern parts of Nigeria. Our non-CSD brands include Eva packaged water, which is one of the leading water brands in Nigeria in terms of sales volume. In 2001, we launched the one liter refillable glass bottle for future consumption in certain key regions. Our water business is largely concentrated in Lagos, the most populous urban area of the country.

     We believe Nigeria offers significant growth potential for our business. It is Africa’s most populous country, with approximately 130 million inhabitants, a significant proportion of whom are under the age of 15, and its climate favors consumption of non-alcoholic beverages. We also believe that Nigeria provides significant growth opportunities for our packaged water products. Due to the favorable demographic characteristics of Nigeria, we believe that our long-term business prospects there should continue to improve so long as the country continues to develop economically and per capita income continues to rise.

     Due in part to the fragmented nature of the retail sector and the absence of hypermarkets and supermarket chains, our distribution in Nigeria is largely managed directly by us, although we also rely on wholesalers and strategic supply depots. As a result, one of our priorities in Nigeria is to improve the efficiency and reliability of our distribution network. In addition, we plan to expand our dealer base selectively, and at the same time focus our attention on helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. We also intend to increase our presence and improve our visibility in key Nigerian population centers, including Lagos and other large cities.

     As part of this strategy, since 1999 we have established 600 independent strategic distribution centers. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas and have enabled us to reach more efficiently smaller outlets, which represent 65% of our Nigerian customer base.

     We continue to upgrade and improve our bottling facilities, and in 1999 we invested in new production lines in Lagos, Port Harcourt, Benin and Kaduna. In 2001, we opened a model greenfield bottling facility in Benin, and we significantly invested in on-site electricity generators and carbon dioxide production equipment. These investments allowed us to grow our sales volume significantly in 2001. In April 2002, we commissioned a new PET line for water products in Lagos, and in July 2002 we commissioned a brownfield returnable glass site in Maiduguri in northern Nigeria. We expect our Nigerian facilities to continue to require further investment to expand our overall capacity in order to meet increased consumer demand in the future.

Russia

     We believe that we are the largest bottler of non-alcoholic beverages in Russia in terms of sales volume. Our share of the CSD category in Russia in 2002 was 25.9%.

     We have operated in the Russian regions of Oryel since 1995, Novosibirsk and Chelyabinsk since 1996 and Krasnoyarsk since 1997. On November 23, 2001, we acquired all of the bottling operations owned by The Coca-Cola Company in the key markets of Moscow and St. Petersburg, which are Russia’s two largest cities and have a large and efficient bottling and distribution infrastructure. In addition, the acquisition comprised all of The Coca-Cola Company’s bottling operations in Central and Southern Russia and the Russian Far East, and resulted in the extension of our territory in Russia to include the entire country. In addition, we acquired The Coca-Cola Company’s 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. The total consideration paid to The Coca-Cola Company amounted to €193.7 million, including assumed debt. As a result of this acquisition, we are the exclusive bottler of the products of The Coca-Cola Company for all of Russia. We believe that, in a relatively short period of time, we have been able to integrate these acquisitions successfully with our existing business.

     In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in Russia include the popular local brand Fruktime, offered in flavors familiar to and favored by Russian consumers. We introduced this more affordable local brand in 1999. In addition, in 2001 The Coca-Cola Company acquired and licensed to us the rights to produce, sell and distribute Schweppes-branded products in Russia. Our main non-CSD brand is Bonaqua water, which we launched in 1998. In 2002, we launched Bonaqua in new packages, with a view to increasing our share of the packaged waters category.

     In 2002, our sales volume of non-alcoholic beverages in Russia grew by 16.3% compared to 2001, primarily due to the improvement of the Russian economy, increased brand awareness, improved sales and distribution performance and increased focus on our water products, which experienced strong sales volume growth in 2002. Following a period of financial, economic and political instability between 1998 and 2000, economic and financial conditions in Russia have significantly improved, with real GDP growing by an estimated 4.3% and inflation continuing to stabilize in 2002. Political stability has also increased. We believe that the combination of these improvements, the size of the Russian population and the synergies that we expect to derive from the integration of our bottling and distribution operations across Russia offer significant growth opportunities for our business. In order to support this growth, we decided to install in our Moscow plant an aseptic line that can produce still drinks.

     We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in Russia comprising approximately 600 delivery trucks. As part of our distribution strategy in Russia, we continue to improve the availability of our products across the country. In particular, we are focusing on expanding the presence of cold drink equipment and single-serve packages to increase availability and sales of our products for immediate consumption.

Sales and marketing

Brand awareness

     In our emerging and developing countries, we believe that there continue to be significant opportunities to promote increased consumption of CSDs. Initially, we aim to develop these opportunities by executing brand-specific promotions and quality merchandising that are designed to encourage consumers to develop a preference for our brands and increase purchasing frequency. At a later stage, as CSD consumption increases, our focus moves toward the development of specialized distribution channels (including workplace and leisure venues), with the overall objective of improving margins as well as increasing volumes.

     Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. The principal focus of The Coca-Cola Company is on the Coca-Cola, Coca-Cola light, Fanta and Sprite and Bonaqua brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. In 2002, The Coca-Cola Company reaffirmed its commitment to working closely with us to invest in high potential growth markets and capture the significant opportunities in the non-alcoholic ready-to-drink beverage categories.

     We concentrate on executing customer marketing activities, which involves developing a strong relationship with customers, marketing at the point of sale and carrying out a broad range of promotional activities and merchandising. We also work closely with The Coca-Cola Company, bringing together our complementary skills to develop annual sales and marketing plans, and promoting and marketing The Coca-Cola Company’s beverages in each of our established, developing and emerging countries.

     We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. In association with the 2002 Winter Olympics, we carried out various promotions in Austria, Italy and Switzerland. In addition, we are currently developing and implementing several promotional activities in Greece as well as in our other key countries for the 2004 Athens Olympic Games. The Coca-Cola Company’s sponsorship of the 2002 World Cup, staged in Japan and Korea in June, provided us with other new opportunities to communicate with consumers across our territories. Our association with the World Cup through The Coca-Cola Company enables us to engage in one of the largest and most prestigious sporting events in the world and realize significant benefits from the unique marketing opportunities that it provides.

     Our partnership with The Coca-Cola Company extends beyond sports and includes other very popular sponsorship-related marketing initiatives, such as the children’s reading and educational programs associated with the Harry Potter character. At the same time, these sponsorship initiatives, undertaken together with The Coca-Cola Company, complement our local initiatives, which involve active participation in a broad range of events, such as the Vienna Marathon, as well as a host of musical and entertainment promotions, cultural and festive occasions and a wide variety of national celebrations.

Our sales and marketing organization

     In each of our territories, we tailor our sales and marketing strategy to reflect the level of development and local customs in the marketplace. We ensure that those closest to the market, our national and regional sales and marketing organizations, are responsible and accountable for successfully implementing that strategy. Local sales forces are in the best position to evaluate the particular circumstances of each market and address its specific needs. Accordingly, we encourage responsibility, flexibility and innovation at a local level.

     Our key sales and marketing personnel typically include the general sales and marketing manager, who has overall responsibility for the country’s sales and marketing activities, the market development manager, who has overall responsibility for the development of channel-specific plans and programs, marketing analysis and service personnel and, in many countries, key account managers, who are responsible for developing customer-specific plans and programs.

     We usually divide a country into different sales areas, each with an area manager who has responsibility for implementing national strategies at the local level and who leads a team of representatives responsible for sales, customer relations, merchandising and individual account management. Our teams work closely with the relevant marketing teams of The Coca-Cola Company in developing and executing our sales and marketing plan.

Key account management

     We use key account management to build strong relationships with our major customers. Key account managers work together with the customer in order to increase sales volume and revenue by sharing our expertise in product placement and stock flow management. In this regard, our key account managers help our major customers develop and implement marketing and promotional programs throughout the year. Key account managers also define and negotiate the commercial terms of our relationship with major customers.

Distribution

Our distribution channels

     Under our “channel marketing” approach, we classify different categories of customers into two broad distribution channels based on the type of consumption that they supply:

•	future (at home) consumption, where consumers buy beverages in multi-serve (one liter and above or multi-package) packages for consumption at a later time; and

•	immediate or impulse (away from home) consumption, where consumers buy beverages in chilled single-serve (0.5 liter or smaller) packages and fountain products for immediate consumption.

     We then segment these two broad channels further into specific channels, such as hypermarkets, supermarkets, grocery stores, wholesalers, restaurants and cafés, entertainment centers and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels.

Future consumption

     Our principal future consumption channels are hypermarkets, supermarkets and grocery stores. Products sold in our future consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in our immediate consumption channels.

     We believe that one key to success in future consumption channels is working effectively with customers in order to achieve favorable product placement at the point of sale. Key account managers are an important part of this strategy.

     We continuously develop and implement marketing and promotional programs to increase volumes in our future consumption channels. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions and product sampling events.

     Since the early 1990s, major retailers, such as hypermarket and supermarket chains, have grown and consolidated significantly in many of the countries in which we operate. Such retailers are increasing their market share within the retail sector and account for a growing proportion of retail sales. In addition, in some countries hypermarkets and supermarket chains have developed or may develop their own private label products that compete directly with ours.

Immediate consumption

     Our immediate consumption channels include restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in our immediate consumption channels typically generate lower volumes and higher margins per retail outlet than our future consumption channels.

     We believe that consumers generally prefer consuming our beverages chilled. Accordingly, a key strategy to increase sales in the immediate consumption channel is to ensure that products are available at the right temperature by investing in cold drink equipment, such as coolers. This type of investment also expands our marketplace for impulse consumption by reaching consumers in areas not served by traditional retail outlets, such as offices.

     Our focus in emerging countries, such as Russia and Nigeria, is to build a basic cold drink infrastructure through the placement of coolers. We also see opportunities to increase the availability of our products in our developing and established countries, where the infrastructure for drink equipment is more extensive. For instance, in our established markets we have targeted specific sub-channels of our impulse consumption channel, such as consumption at work.

     As in our future consumption channels, key account management is also necessary in certain immediate consumption channels, such as international quick-service restaurant groups.

Our distribution infrastructure

     We operate a mixed distribution system under which we deliver our products to the ultimate point of sale directly or indirectly through wholesalers and independent distributors.

     We deliver our products to the point of sale directly using our own fleet of vehicles or dedicated independent third-party carriers wherever it is appropriate, based on the structure of the local retail sector and on local geographical considerations. By establishing a dedicated direct delivery capability in our countries, particularly in our emerging and developing countries, we have been able to reach customers in areas where few adequate alternative distribution systems are available. In these countries, we believe that direct delivery to customers represents a significant competitive advantage by enabling a closer customer relationship and providing greater influence over how our products are presented to consumers. Direct delivery allows us to analyze and respond to retail demand and influence consumer purchasing patterns through merchandising and in-store execution and facilitates locally relevant marketing.

     In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 282 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

     Wholesalers fulfill an important role in the distribution of most retail product categories. We are working to develop closer relationships with our key wholesalers to ensure that all elements of our sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

Production

     We produce our CSDs by mixing treated water, concentrate and sweetener. We carbonate the mixture and fill it into refillable or non-refillable containers on automated filling lines and then package the containers into plastic cases or cardboard cartons on automated packaging lines.

     Our Bonaqua packaged water is a processed water to which we add a certain mix and quantity of minerals supplied by The Coca-Cola Company as part of the bottling process.

     Sealed cans and bottles are imprinted with date codes that permit us to monitor and replace inventory in order to provide fresh products. We purchase the packages for our products mostly from third parties, although in many of our production facilities we manufacture our own PET bottles from resin.

Quality control

     We believe that ensuring that our products are of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging in each of our countries.

     We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We monitor the functioning of these control systems on a regular basis. Audits are also performed regularly on all the key parameters of our processes to assure that there is independent validation of all our key control points.

     We maintain a quality control laboratory at each production facility for testing raw materials, packaging and finished products. Our bottler’s agreements with The Coca-Cola Company specify strict quality standards to which we must adhere and which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

     In addition, we regularly undertake quality audits in the distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from the various channels and testing them against established quality criteria.

Raw materials

     Our principal raw material is concentrate, which we purchase from The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, carbon dioxide, glass, labels, plastic resin, closures, plastic crates, aluminum, aseptic packages and other packaging materials.

     Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 45.3% of our total raw material costs in 2002. Under our bottler’s agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company negotiates and enters into agreements relating to the supply of concentrate to our operations in each of our countries directly with our operating companies in that country. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

     Our principal sweetener is sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 18 months. We also seek to hedge our exposure to aluminum price increases by entering into aluminum futures contracts with our suppliers, which contracts also typically mature within one or two years. You should read Item 5B, “Operating and Financial Review and Prospects, Liquidity and capital resources — Market risk — Commodity price risk” for additional information on our hedging activities.

     In compliance with the quality standards prescribed by our bottler’s agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from third party suppliers. Our major cold drink equipment supplier is Frigoglass S.A. In 2002, we made purchases from Frigoglass S.A. totaling €131.1 million compared to €83.5 million in 2001 and €68.9 million in 2000. In 2002, we purchased from Frigoglass S.A. €73.2 million of raw and packaging materials and €57.9 million of coolers and related equipment, representing 60% of our total coolers requirements. This compares with €60.5 million and €23.0 million, respectively, in 2001 and €53.8 million and €15.1 million, respectively, in 2000. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, and which expires on December 31, 2004, we have the status of a non-exclusive most favored client of Frigoglass S.A. and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm’s length basis. You should read Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions — Our relationship with The Kar-Tess Group — Supply agreement with Frigoglass S.A.” for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

     We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company’s concentrate, are centralized from our central procurement department.

     We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories.

Competition

     The non-alcoholic beverages industry is highly competitive in each of our countries. Non-alcoholic beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, we face intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell lower quality CSDs and other non-alcoholic beverages at prices lower than ours, especially during the summer months. In some of our countries we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system.

     In most of our countries we face greater competition in non-CSDs, including waters and juices, where our business is typically less developed, our brands less established than in our core CSD business and there are often significant national and international competitors with established brands and strong market positions. However, we intend to continue to develop our non-CSD business and are confident that our significant capabilities in the sale, marketing and distribution of non-alcoholic beverages combined with our substantial business infrastructure and strong customer relationships will allow us to improve our competitive position in this category of our business.

     We compete primarily on the basis of pricing, advertising, brand awareness, distribution channels, retail space management, customer marketing, customer point of access, local consumer promotions, package innovations, product quality and new products. One of the most significant factors affecting our competitive position is the consumer and customer goodwill associated with the trademarks of our products. The Coca-Cola Company plays a central role in the global marketing and brand building of its products. We rely on The Coca-Cola Company to enhance the awareness of The Coca-Cola Company’s brands against other non-alcoholic international and local beverage brands.

     The diversity in consumer tastes, distribution channels and economic conditions in the different countries in which we operate, and even among the different regions of these countries, is one of the main challenges of our business. We adjust our competitive strategy to local market conditions so that our products remain attractive, widely available and affordable to local consumers.

Regulation

     The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European, national and local regulation. In particular, EU regulation is increasingly important to us as approximately 55% of our 2002 sales volume was generated from our established countries that are members of the European Union and from our developing countries that are EU accession candidates.

     The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve excise and value added taxes.

Environmental matters

     We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants we have adopted The Coca-Cola Company’s “Good Environmental Practices” and have our own environmental standards. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located. We have in place an environmental management system at all our plants and facilities. Independent environmental audits of many of our key plants were completed between 1998 and 2002. Our other plants underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who meet on a regular basis to share best practices in this area in order to better manage the environmental control process across the group.

     In 2001, we began implementing an environmental management system based on ISO 14000. This included a training program, which provides the skills required to identify cost-saving opportunities relating to environmental burden reduction at our plants. We have also devised resource allocation strategies, best practices, specific standards for measuring our environmental performance and programs targeted at fulfilling our policy objectives. By the end of the second quarter of 2003, ISO 14000 certification had been implemented at seven production facilities. This number will increase further in 2003 and in the first quarter of 2004, leading to the complete implementation of ISO 14000 in all our European countries within first half of 2004.

     In addition, we have implemented waste minimization and management programs with respect to several aspects of our business, including usage of our raw materials, energy consumption and water discharge. These programs have also contributed to our cost reductions. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

     Sometimes, achieving compliance with applicable standards requires plant modifications and capital expenditure, such as the installation of water treatment plants. Laws and regulations may also limit noise levels and the discharges of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to clean up contamination.

     EU legislation requires each member state and accession candidate to implement the EU directive on packaging at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The EU packaging directive relates to all types of packaging, and its primary objective is the prevention of packaging waste production, along with the increase in the level of recycling and re-usage of packaging, the promotion of other forms of recovery measures for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste. The directive also provides for lifecycle assessment techniques to be used to determine the hierarchy between reusable, recyclable and recoverable packaging.

     In particular, the directive sets targets for both the recovery and recycling of waste and, as a result, the reduction of the quantity of packaging waste to be disposed. The directive also requires that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), when these targets are also scheduled to be reviewed. The directive also sets forth certain requirements for packaging and authorizes member states to introduce national economic instruments (taxes and levies) to achieve the directive’s objectives, provided that such instruments are in compliance with the EU Treaty. Notwithstanding that full implementation of the directive by the member states was due in 2001, such implementation is still pending. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in process of implementation in all our European Union countries, including our developing countries due to enter the European Union in 2004.

     We believe that the environmental regulatory climate in each country in which we operate is becoming increasingly strict and expect this trend to continue in the future. In particular, we anticipate that the regulatory environment in our Central and Eastern European countries will eventually be brought in line with the standards that exist within the European Union. As part of this trend, we expect that the EU accession candidate countries in which we operate will soon implement new environmental standards, which would apply to our operations in those countries and could increase our compliance costs.

Trade regulation

     Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottler’s agreements, our European bottler’s agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area bottlers of The Coca-Cola Company’s beverages can, in response to unsolicited orders, sell such products in any of our European Union countries. You should read Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions — Our relationship with The Coca-Cola Company — Bottlers’ agreements”, for additional information on the provisions of our international and European bottler’s agreements, and Item 8A, “Financial Information on the Company — Consolidated Statements and Other Financial Information — Legal proceedings” for information on certain proceedings against us before national and the EU competition authorities.

Insurance

     We obtain insurance on a group level to cover catastrophe losses resulting from property damage, business interruption and liability risks. Our local subsidiaries obtain fleet insurance and other policies in order to comply with local statutory requirements.

     We have implemented appropriate methodologies to identify, assess and control key risks. We also use external professional advisers both to verify our group risk management approach and to support our risk management process at our group and local level.

     We have established best practice risk control guidelines, which are audited at all our key plants and other key facilities. These guidelines and audits focus on property loss control, safety management, business continuity planning, fleet management and environmental compliance. We also organize training courses in accordance with our best practice risk control guidelines.

Information technology

     Information technology systems are critical to our ability to manage our business. Our information technology systems enable us to coordinate our operations, from production scheduling and raw material ordering to truck routing and loading and customer delivery and invoicing.

     We are implementing the SAP system, an integrated system of software applications providing a common framework for our accounting, production, procurement, human resources and cost management activities. We have developed SAP applications based on a global template that can be easily implemented and supplemented by our subsidiaries to address their local needs. In particular, we have developed one SAP global template in 2001 and implemented it in Switzerland in January 2002 at a total cost of approximately €4.5 million. We expect to complete the development and implementation of SAP applications for each part of our business and each of our countries in a period of five to seven years at an estimated total cost of less than €50 million over this period.

     We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed, usable information on sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately.

     Reliable and efficient communications network and services are critical to our business. We receive international Wide Area Network (“WAN”) communication services across our countries through contractual relationships with key communications services providers. We also work together with The Coca-Cola Company on improving existing communication services and introducing new communication services and technologies within the Coca-Cola system.

     We use several e-procurement solutions that allow us to obtain cost-competitive information from the market place or that allow us to optimize inventory holding and invoicing with our suppliers. We continuously and closely monitor developments in the areas of e-procurement solutions.

C.     Organizational Structure

     The table below sets forth a list of our principal subsidiaries, their country of registration and our ownership interest in such subsidiaries as at December 31, 2002.

		% ownership at
Subsidiary	Country of Registration	December 31, 2002

Partially owned subsidiaries
Burgas Bottling Company OOD	Bulgaria	75.0%
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d	Croatia	99.9%
Coca-Cola Bottlers Armenia	Armenia	90.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%
Coca-Cola Bottlers Sofia OOD	Bulgaria	60.0%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	92.9%
Coca-Cola Distributors Sofia AD	Bulgaria	60.0%
Coca-Cola Dzerieni	Latvia	96.0%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	49.1%
Dorna Investments Limited	Guernsey	50.0%
IBP Beograd A.D	Serbia	87.8%
IBP Mont d.o.o	Montenegro	87.8%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
LLC Coca-Cola Stavropolye Bottlers	Russia	72.0%
Nigerian Bottling Company plc	Nigeria	66.3%

		% ownership at
Subsidiary	Country of Registration	December 31, 2002

Pleven Bottling Company OOD	Bulgaria	59.0%
Plovdiv Bottling Company OOD	Bulgaria	62.0%
Targovishte Bottling Company OOD	Bulgaria	75.0%

		% ownership at
Subsidiary	Country of Registration	December 31, 2002

Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Eesti Coca-Cola Joogid	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
CC Beverages Holdings II B.V	The Netherlands	100.0%
Coca-Cola Beverages Management Services GmbH	Austria	100.0%
Coca-Cola Beverages Production Services d.o.o	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Services Limited	England and Wales	100.0%
Chisinau Beverages Services S.R.L	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.à.r.l	Luxembourg	100.0%
Coca-Cola Bevande Italia S.r.l.i	Italy	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages B-H d.o.o	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola Beverages Polska Sp. z o.o.	Poland	100.0%
Coca-Cola Beverages Slovakia s.r.o	Slovakia	100.0%
Coca-Cola Beverages Slovenia d.d	Slovenia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L	Moldova	100.0%
Coca-Cola Bottlers Lietuva	Lithuania	100.0%
Coca-Cola Bottlers Oryel LLC	Russia	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola Bottling Enterprise Constanta S.A.	Romania	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola Magyarorszàg Italok Kft.	Hungary	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Coca-Cola Vladivostok Bottlers	Russia	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%
Molino Beverages Holding S.à.r.l	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Sofia Beverage Company A.D.	Bulgaria	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Standorg Assets Kft	Hungary	100.0%
Star Bottling Limited	Cyprus	100.0%
Telerex S.A.	Greece	100.0%
Valser Mineralquellen AG	Switzerland	100.0%

D.    Property, Plants and Equipment

Distribution

Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants’ infrastructure and tend to store larger quantities of our products for a longer period of time (seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of June 16, 2003.

	Number of
	distribution	Number of
	centers	warehouses

Established Countries:
Italy (Northern and Central)	13	5
Greece	11	4
The Republic of Ireland and Northern Ireland	12	2
Austria	5	2
Switzerland	7	5

Total Established Countries	48	18

Developing Countries:
Poland	18	3
Hungary	11	2
Czech Republic	5	1
Slovakia	3	1
Croatia	3	3
Lithuania	3	1
Estonia	1	1
Latvia	2	—
Slovenia	2	—

Total Developing Countries	48	12

Emerging Countries:
Nigeria	84	16
Russia	41	14
Romania	11	6
Bulgaria	10	4
Ukraine	12	1
Serbia and Montenegro	8	1
Bosnia and Herzegovina	3	1
The Former Yugoslav Republic of Macedonia	11	1
Belarus	4	1
Armenia	1	1
Moldova	1	1

Total Emerging Countries	186	47

Total	282	77

Production

     We operate 78 bottling plants across our established, developing and emerging countries. An increasing number of our countries work together with contract packers, which produce a portion of the products of The Coca-Cola Company on our behalf. In general, third-party contract packers account for a small proportion of our overall sales, but are increasingly used for new product categories (aseptic PET juices, ice teas and sports/isotonic drinks; juices in glass and brick packaging). We also use contract packers to satisfy peak season CSD demand, mainly in isolated geographic locations, but with a declining trend.

     The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of June 16, 2003.

	Number of	Number of filling
	plants	lines (1)

Established: Countries
Italy (Northern and Central)	5	17
Greece	10	36
The Republic of Ireland and Northern Ireland	2	8
Austria	2	8
Switzerland	4	10

Total Established Countries	23	79

Developing Countries:
Poland	3	10
Hungary	2	8
Czech Republic	1	5
Slovakia	1	6
Croatia	2	6
Estonia	1	2
Lithuania	1	1
Latvia (2)	—	—
Slovenia (3)	—	—

Total Developing Countries	11	38

Emerging Countries:
Nigeria	16	32
Russia	11	23
Romania	6	15
Bulgaria	4	11
Ukraine	1	4
Serbia and Montenegro	1	4
The Former Yugoslav Republic of Macedonia	1	3
Bosnia and Herzegovina	1	2
Belarus	1	2
Armenia	1	2
Moldova	1	1

Total Emerging Countries	44	99

Total	78	216

(1)	Excludes fountain product filling lines.
(2)	We produce the products for the Latvian market in Lithuania and Estonia.
(3)	Third-party contract packers produce approximately 95% of the products for the Slovenian market. The remainder is produced by us in Italy.

     In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. For instance, in 2001, we opened a greenfield bottling facility in Benin, Nigeria and, in 2002, greenfield water bottling plants on the island of Crete, Greece and in Zalaszentgrot, Hungary. We own this entire new production infrastructure except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement.

     We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. Since August 2002, for example, we have closed 4 plants.

     We use computer modeling techniques to optimize our production and distribution cost structure on a country-by-country basis. Our system seeks to optimize the location and capacity of our production and distribution facilities based upon present and estimated consumer demand.

     We believe that we have a modern and technologically advanced mix of production facilities and equipment that is sufficient for our productive capacity and at the same time provides us with the ability to further increase our production capacity at a relatively low incremental capital cost. We aim to continually improve the utilization of our asset base and carefully manage our capital expenditure.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview of our business

     Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 94% of our sales volume in 2002. We are one of the world’s largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries.

     We operate in 26 countries, which we aggregate into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three business segments are as follows:

•	Established countries, which are Italy (Northern and Central), Greece, the Republic of Ireland, Northern Ireland, Austria and Switzerland.

•	Developing countries, which are Poland, Hungary, the Czech Republic, Slovakia, Croatia, Estonia, Lithuania, Latvia and Slovenia.

•	Emerging countries, which are Nigeria, Russia, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia, Belarus, Armenia and Moldova.

     Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2002, CSDs accounted for 85% and non-CSDs accounted for 15% of our sales volume. Our core brands are Coca-Cola, Fanta, Sprite and Coca-Cola light (diet Coke), which together accounted for approximately 76% of our total sales volume in 2002.

Major recent transactions

The merger with Coca-Cola Beverages plc (2000)

     The merger of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc, which was completed in August 2000, was accounted for as a purchase by us of Coca-Cola Beverages plc. We paid cash consideration of €416.4 million financed through various credit facilities and issued 93,729,760 of our ordinary shares and 2,293,049 options for ordinary shares. These ordinary shares that were issued as consideration were valued at their average market value on the Athens Stock Exchange over the period including two days before and after August 18, 1999, the date the terms of the acquisition were agreed to and announced. The total purchase price amounted to €2,668.5 million, including transaction costs.

The acquisitions of companies holding canning rights in Hungary, Austria and Switzerland (2000)

     On December 19, 2000, we obtained the rights to produce beverages of The Coca-Cola Company in cans for exclusive distribution and sale in Hungary through the acquisition from The Coca-Cola Company of the entire share capital of Coca-Cola Magyarorszàg Italok Kft., a Hungarian company, for cash consideration of €23.0 million. At the same time, we also obtained the rights to produce beverages of The Coca-Cola Company in cans for exclusive distribution and sale in Austria and Switzerland through the acquisition from The Coca-Cola Company of the entire share capital of Coca-Cola Dosenproduktion AG, an Austrian company, for cash consideration of €16.6 million. Transaction costs for both acquisitions were minimal.

The acquisition from The Coca-Cola Company of its interest in the bottling operations in the Russian Federation (2001)

     On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited (Cyprus), and LLC Coca-Cola Stavropolye Bottlers. Coca-Cola Eurasia Bottlers, as used in this annual report, refers to an affiliated group of certain bottling and distribution operations, which prior to November 23, 2001 were wholly or majority owned and controlled by certain subsidiaries of The Coca-Cola Company. Such operations are located within the territory of Russia and are comprised of the companies LLC Coca-Cola Stavropolye Bottlers and the Russian subsidiaries of Star Bottling Limited, the Cyprus holding company, which are LLC Coca-Cola Vladivostok Bottlers and LLC Coca-Cola HBC Eurasia. In connection with this acquisition, we issued to The Coca-Cola Company €101.5 million of 2.94% loan notes. We also assumed short-term debt payable to The Coca-Cola Company of €59.6 million and incurred transaction costs of €5.3 million.

     On November 23, 2001, we also purchased from The Coca-Cola Company the 40% ownership interest it held in our subsidiary, Coca-Cola Molino Beverages Limited. In connection with this acquisition, we paid The Coca-Cola Company €27.3 million in cash.

The acquisition from The Coca-Cola Company of its Baltic bottling operations (2002)

     On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Estonia and Latvia. We paid to The Coca-Cola Company as consideration for the acquisition €7.2 million of loan notes at an interest rate of 2.94% maturing on January 2, 2003. We also assumed long-term debt owed to The Coca-Cola Company of €30.1 million and incurred transaction costs of €0.1 million. We refinanced this long-term debt by issuing to The Coca-Cola Company €30.1 million of loan notes at an interest rate of 2.94%.

The acquisition of Valser Mineralquellen AG (2002)

     On September 30, 2002, we acquired, jointly with The Coca-Cola Company, the Swiss mineral water bottler, Valser Mineralquellen AG, a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million, of which our share was €58.7 million. Transaction costs added a further €0.4 million to the cost.

     The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to the company’s production and distribution facilities. We acquired the entire business of Valser Mineralquellen AG except for the trademark, which was acquired by The Coca-Cola Company, and the mineral water source, 50% of which is owned by each party.

The acquisition of Dorna Apemin S.A. (2002)

     On December 17, 2002, we acquired, jointly with The Coca-Cola Company, the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. Our interest in Dorna Apemin S.A. represents 49.1% of the outstanding shares. The Coca-Cola Company also holds 49.1%. Total consideration for the acquisition was €39.0 million, of which our share was €19.5 million. Transaction costs amounted to €0.1 million.

     The acquisition comprised all brands and products of Dorna Apemin S.A., including White Spring (still), Poiana Negri (sparkling) and Dorna (naturally sparkling) mineral waters.

The acquisition of Multivita sp.z o.o. (2003)

     On May 2, 2003, we announced our intention to acquire, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Maspex sp.z o.o. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market. The acquisition, which is subject to approval by Polish regulatory authorities, among other conditions, includes a production facility at Tylicz and the mineral water brand Multivita. We anticipate the transaction will close during the third quarter of 2003. We do not expect the Polish acquisition to have a material effect on the 2003 results.

Basis of presentation

Pro forma financial information

     For purposes of our discussion and analysis of the results of our operations, we have presented in this section unaudited pro forma financial information for the years ended December 31, 2000 and 2001, prepared in accordance with U.S. GAAP, along with our actual results. We believe that the pro forma information provides a more useful measure of comparative financial performance during a period when we expanded our business from 11 to 26 countries. Amounts provided in the analysis are on an “as reported basis” unless otherwise specified.

     In our reported results, the results of Coca-Cola Beverages plc have been consolidated from August 9, 2000, contributing net sales revenue of €728.1 million and operating profit of €5.7 million to our income statement for 2000. The results of Coca-Cola Magyarorzág Italok Kft. and Coca-Cola Dosenproduktion AG have been consolidated beginning December 19, 2000. These two companies had net incomes of €0.1 million and €2.5 million, respectively, for the year ended December 31, 2000, but their contribution to net income for the period from December 19 to December 31, 2000 was negligible. The results of Coca-Cola Eurasia Bottlers and Coca-Cola Molino Beverages Limited have been consolidated from November 23, 2001, contributing net sales revenue of €25.1 million and an operating loss of €3.6 million to our income statement for 2001. For the period prior to November 23, 2001, we accounted for our 60% interest in Coca-Cola Molino Beverages Limited under the equity method because The Coca-Cola Company, the minority shareholder, had substantive participating rights. Accordingly, our share of loss of equity method investees includes a net loss of €6.1 million for 2001 and a net loss of €14.9 million for 2000 with respect to our 60% interest in Coca-Cola Molino Beverages Limited.

     The unaudited pro forma financial information for the years ended December 31, 2000 and 2001 presented in this section assumes that all the acquisitions described, above under “Major recent transactions”, with the exception of Valser Mineralquellen AG, Dorna Apemin S.A. and Multivita sp.z o.o., occurred on January 1, 2000. Valser Mineralquellen AG contributed €0.7 million to our net income for 2002. The contribution of Dorna Apemin S.A. to our operating results for 2002 was minimal. For purposes of the 2000 and 2001 pro forma financial information, the results of Coca-Cola Molino Beverages Limited have been fully consolidated and are not reflected as a share of loss of equity method investees in our income statement. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if these acquisitions had been completed at the beginning of 2000, nor is it necessarily indicative of our future operating results.

Year ended December 31, 2000

	Coca-Cola				Coca-Cola
	Hellenic				Dosen-				Coca-Cola
	Bottling				produktion AG and				Hellenic
	Company S.A.		Coca-Cola		Coca-Cola				Bottling
	as reported		Molino	Coca-Cola	Magyarorzàg Kft.				Company S.A.
	under	Coca-Cola	Beverages Limited	Eurasia	pro forma	Baltics	Pro forma		pro forma
	U.S. GAAP	Beverages plc	(unaudited)	Bottlers(1)	(unaudited)	(unaudited)	adjustments		(unaudited)

(euro in millions)
Net sales revenue	1,987.9	1,126.8	42.1	155.8	—	33.8	—		3,346.4
Cost of goods sold	1,264.7	733.9	33.7	110.6	(2.8)	20.9	(1.8	)(2)(3)	2,159.2

(1)	The financial statements of Coca-Cola Eurasia Bottlers were prepared in U.S. dollars. For the purposes of this pro forma information, we converted U.S. dollar amounts to euro amounts on a monthly basis during the period from January 1, 2000 to December 31, 2000 using the average exchange rates between the U.S. dollar and the euro.

(2)	In connection with the acquisition of Coca-Cola Beverages plc, the fair value of its fixed assets was adjusted according to independent appraisals. If such adjustment had occurred on January 1, 2000, it would have resulted in a decrease in depreciation of €15.3 million, consisting of €3.9 million that would have been reflected in the cost of goods sold and €11.4 million in selling, delivery and administrative expenses.

(3)	Following the acquisition of Coca-Cola Eurasia Bottlers, fixed assets were adjusted to reflect their fair value. If such an adjustment had occurred on January 1, 2000, this would have resulted in depreciation of €4.2 million consisting of €2.1 million in cost of goods sold and €2.1 million in selling, delivery and administrative expenses.

Year ended December 31, 2001

	Coca-Cola					Coca-Cola
	Hellenic					Hellenic
	Bottling	Coca-Cola				Bottling
	Company S.A.	Molino	Coca-Cola		Pro forma	Company S.A.
	as reported under	Beverages Limited	Eurasia	Baltics	adjustments	pro forma
	U.S. GAAP	(unaudited)	Bottlers (1)	(unaudited)	(unaudited)	(unaudited)

(euro in millions)
Net sales revenue	3,398.1	56.5	172.6	42.7	—	3,669.9
Cost of goods sold	2,083.9	37.3	108.6	26.0	1.9 (2)	2,257.7

(1)	The financial statements of Coca-Cola Eurasia Bottlers were prepared in U.S. dollars. For purposes of this pro forma information we converted U.S. dollar amounts to euro amounts on a monthly basis during the period from January 1, 2001 to November 22, 2001 using the average exchange rate between the U.S. dollar and the euro.

(2)	Following the acquisition of Coca-Cola Eurasia Bottlers, fixed assets were adjusted to reflect their fair value. If such an adjustment had occurred on January 1, 2001, this would have resulted in an increase in depreciation of €3.8 million consisting of €1.9 million in cost of goods sold and €1.9 million in selling, delivery and administrative expenses, respectively. The related tax benefit of €1.3 million for 2001 has been included based on the Russian statutory corporate tax rate of 35%.

COP

     We define cash operating profit, or COP, as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under U.S. GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

Critical accounting policies

     Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Business combinations

     Our acquisitions have been accounted for under the purchase method of accounting where we have obtained a controlling interest in the acquired business. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with these acquisitions were based on estimated fair values as of the date of the acquisition, with the remainder, if any, recorded as goodwill. The fair values were determined by our management, taking into consideration information supplied by the management of acquired entities, valuations supplied by independent appraisal experts and other relevant information. The valuations have been based primarily upon future cash flow projections for the acquired assets, discounted to present value.

Intangible assets

     Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with The Coca-Cola Company and goodwill, both arising from acquisitions. We had €2,017.4 million of franchise rights, net, and €699.2 million of goodwill, net, recorded on our balance sheet as at December 31, 2002, of which €1,958.1 and €642.7 million, respectively, arose from our merger with Coca-Cola Beverages plc. Although The Coca-Cola Company does not grant perpetual franchise rights outside of the United States, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

     Prior to January 1, 2002, most of our intangible assets were amortized on a straight-line basis over 40 years. As of January 1, 2002, in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), we no longer amortize our remaining indefinite-lived franchise rights and goodwill. Instead, the franchise rights and goodwill are subject to annual impairment reviews. We test goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the facts and circumstances of our company. We evaluate franchise rights for impairment by comparing their carrying value to their fair value based on the present value of estimated cash flows from such franchise rights.

     The accuracy of our assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however, the assumptions we use are consistent with those employed for internal planning purposes.

Property, plant and equipment

     Property, plant and equipment are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. We have determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. We review the estimated useful lives assigned to property, plant and equipment when our business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals, and consideration of market trends such as technological obsolescence or change in market demand.

     We perform impairment reviews of property, plant and equipment and other long-lived assets, when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount.

     The accuracy of our assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however, the assumptions we use are consistent with those employed for internal planning purposes.

Related party transactions

     We have significant transactions with The Coca-Cola Company. The terms of our bottler’s agreement with The Coca-Cola Company require us to purchase concentrate for products of The Coca-Cola Company exclusively from The Coca-Cola Company. We receive contributions from The Coca-Cola Company for marketing and promotional incentives and, in the past, we have also received contributions for additional development support. Details of transactions with The Coca-Cola Company are discussed further in note 17 to the consolidated financial statements.

Revenue recognition

     We recognize revenue, when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required, and amounts are collectable under normal payment terms. Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to vendors for carrying our products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. The amounts deducted from sales for marketing and promotional incentives are net of amounts received from The Coca-Cola Company as a contribution toward the cost of such marketing and promotional incentives.

Deferred tax assets

     As of December 31, 2002, we have approximately €179.6 million of deferred tax assets related principally to operating loss carryforwards arising from operations outside Greece, and temporary differences in the deduction of depreciation and accrued expenses. Ordinarily, operating loss carryforwards are only capable of being utilized by each of the operating entities that recorded the loss. We recorded a valuation allowance of approximately €41.9 million due to doubts as to our ability to utilize the full benefit from such assets. The estimate of the amount of deferred tax assets that would be utilized is based upon our estimate of future taxable income and other relevant factors such as time limitations related to the utilization of net operating losses in certain emerging and developing markets.

Derivatives

     We use derivatives for hedging purposes. Interest rate swaps are used to manage interest-rate risk exposure and foreign currency forward contracts are used to manage foreign currency exposure. We also use futures contracts to manage our exposure to changes in the price of sugar. We recognize all derivatives at fair value. The fair values of derivatives are estimated based on dealer quotes and independent market valuations. Changes in fair value of derivatives are recognized periodically in either income or in shareholders’ equity as a component of comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged item that related to the hedged risks. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded as other comprehensive income net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are reported in income.

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

General

     We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company’s ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottler’s agreements entered into between The Coca-Cola Company and us. You should read Item 7B “Major Shareholders and Related Party Transactions — Related Party Transactions — Our relationship with The Coca-Cola Company” for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottler’s agreements.

Purchase of concentrate

     Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate for 2002 amounted to €830.1 million, as compared to €744.9 million in 2001, or €821.1 million, on a pro forma basis. Concentrate represented approximately 35.1% of our total cost of goods sold in 2002, as compared to 35.7% in 2001, or 36.8%, on a pro forma basis in 2001. The cost of concentrate as a percentage of our cost of sales remained relatively constant during this period, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and our Amita juices increased in response to increased demand for these products. Under our bottler’s agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottler’s agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

     We expect amounts of concentrate purchased from The Coca-Cola Company to track our sales volume growth. We anticipate the price of concentrate we purchase from The Coca-Cola Company for each of the countries in which we operate to be determined mainly by reference to inflation and our ability to implement price increases in the relevant country.

Pricing in countries outside the European Union

     The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottler’s agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

Marketing and promotional support

     The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €72.6 million, €57.7 million and €45.9 million for the years ended December 31, 2002, 2001 and 2000 respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2002, such contributions totaled €30.4 million as compared to €49.9 million in 2001 and €35.0 million in 2000. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2002, these contributions amounted to €42.2 million compared to €7.8 million in 2001 and €10.9 million in 2000. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

     The Coca-Cola Company also makes support payments for the placement of cold drink equipment, which are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €18.3 million in 2002 as compared to €2.4 million in 2001. The increase of payments for 2002 over 2001 reflects recognition from The Coca-Cola Company of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling, delivery and administrative expenses. No such amounts were received in 2000. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

Additional development support

     Prior to our merger with Coca-Cola Beverages plc, Coca-Cola Beverages plc received additional contributions from The Coca-Cola Company in support of Coca-Cola Beverages plc’s business development for a 24-month period following its spin-off from Coca-Cola Amatil Limited in 1998. These amounts were recognized as an offset to selling, delivery and administrative expenses based on the periods to which

The Coca-Cola Company allocated those amounts. In the first half of 2000, The Coca-Cola Company paid to Coca-Cola Beverages plc €22.4 million as additional development support. We did not receive any similar development payments in 2001 or 2002 and we do not expect to receive any such payments in the foreseeable future.

Other transactions with The Coca-Cola Company

     We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2002, we paid to The Coca-Cola Company rent and facility costs of €1.8 million compared to €3.7 million in 2001 and €0.6 million in 2000. Rent received from The Coca-Cola Company amounted to €2.0 million in 2002 compared to €10.0 million in 2001 and €4.2 million in 2000. In 2000, we participated in insurance programs of The Coca-Cola Company. Premiums paid to The Coca-Cola Company under these programs amounted to €0.1 million during that period. No insurance premiums were paid to The Coca-Cola Company in 2001 or 2002. These amounts are included in our selling, delivery and administrative expenses.

     In 2002, we transferred our rights in the water brand trademark “NaturAqua” to The Coca-Cola Company for €5.3 million. The consideration received has been deferred over a five-year period and requires reimbursement, if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied. As a result, €5.3 million has been included as deferred income in our balance sheet as at December 31, 2002.

     In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €12.4 million in 2002, as compared to €1.8 million in 2001 and €9.8 million in 2000. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of inventory from Beverage Partners Worldwide amounted to €14.6 million in 2002, as compared to €7.6 million in 2001 and €9.1 million in 2000. These amounts are included in our cost of goods sold.

     During 2002, we sold €21.3 million of finished goods and raw materials to The Coca-Cola Company. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. No such sales were made in 2001 or 2000.

Amounts payable to and receivable from The Coca-Cola Company

     At December 31, 2002, The Coca-Cola Company owed us €68.1 million, as compared to €47.1 million as at December 31, 2001, and €39.3 million as at December 31, 2000. We owed to The Coca-Cola Company a total of €75.2 million compared to €264.5 million and €96.3 million as at the December 31, 2002, 2001 and 2000, respectively. These amounts reflected trade balances as well as loans. The decrease in amounts payable to The Coca-Cola Company, from 2001 to 2002, was mainly due to the repayment of loan notes payable to The Coca-Cola Company of €158.2 million in August 2002. These loan notes were initially raised in connection with our acquisition of The Coca-Cola Company’s bottling operations in Russia. These loans represented short-term debt and their weighted average interest rate amounted to 2.94%. Interest paid to The Coca-Cola Company amounted to €3.5 million in 2002 as compared to €0.5 million in 2001.

Economic conditions and pricing in our emerging and developing countries

     Our developing and emerging countries have lower disposable income per capita than our established countries and continue to be subject to economic volatility from time to time. Incidents of currency devaluation, or revaluation, the level of inflation, the rate of economic growth and the rate of unemployment in those countries influence consumer confidence and consumer purchasing power and, in turn, the consumption of our products. For example, following a period of financial and economic instability between 1998 and 2000, economic and financial conditions in Russia have significantly improved, with inflation stabilizing and real GDP growing approximately 5.5% in 2001 and 4.3% in 2002. These economic developments have supported our sales volume growth and improved pricing in Russia over the same period. A central element of our strategy for achieving sustainable profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to attain the optimal combination of pricing and sales volume.

Channel mix

     We sell our products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets and grocery stores, where consumers typically buy beverages in multi-serve (one liter and above or multi-package) packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues and hotels, where consumers typically buy beverages in chilled single-serve (0.5 liter or smaller)

packages and fountain products for immediate or impulse consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers’ willingness to pay a premium to consume our products chilled at a convenient location and also due to the price sensitivity and bargaining power of large retailers and wholesalers that represent our principal customers in the future consumption channel.

     Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs, when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs, when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2002, for example, approximately 20% of our purchases of property, plant and equipment were for coolers.

Raw material costs

     Raw material costs, including concentrate, represented 77.5% of our total cost of goods sold in 2002, as compared to 77.8% in 2001 and 77.0% in 2000. Our major raw materials, other than concentrate, are sugar and other sweeteners, carbon dioxide, glass and plastic bottles, cans, resin, caps and aseptic packages, as well as other packaging materials.

     Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 and which expires on December 31, 2004, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A., and in any case no less than the amount of such products purchased from Frigoglass S.A. in 1998. The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company’s European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. During 2002, we made purchases from Frigoglass S.A. totaling €131.1 million, compared to €83.5 million in 2001 and €68.9 million in 2000. In 2002, we purchased from Frigoglass S.A. €73.2 million of raw and packaging materials and €57.9 million of coolers and related equipment. This compares to €60.5 million for purchases of raw and packaging materials and €23.0 million the purchase of coolers and related equipment in 2001 and €53.8 million and €15.1 million, respectively, in 2000. The steady increase during this period in our purchase of coolers and related equipment from Frigoglass S.A. reflects our cold drink investment strategy. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B “Major Shareholders and Related Party Transactions — Related Party Transactions — Our relationship with The Kar-Tess Group — Supply agreement with Frigoglass S.A.” for additional information on our relationship with Frigoglass S.A.

Weather conditions

     Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and net sales revenue. For example, poor early summer weather conditions in our developing countries during 2001, as compared to the same period in 2000, contributed to the pro forma decline in sales volume in our developing countries for 2001 compared to 2000. In addition, unseasonably cool temperatures in most parts of Europe during July and August 2002, as well as adverse weather conditions and floods in certain parts of Central and Eastern Europe over the same period, negatively impacted demand for our products in these countries and in certain occasions lead to localized supply disruptions. This resulted in lower than expected sales volume growth during that period, as compared to July and August 2001.

Seasonality

     Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during the Christmas and Easter holidays. For this reason, we typically experience our best results of operations during the second and third quarters. In 2002, for example, we realized 21.1% of our sales volume in the first quarter, 27.3% in the second quarter, 28.2% in the third quarter and 23.4% in the fourth quarter.

Foreign currency

     Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

•	Our operating companies, other than those in Austria, Greece, Italy (Northern and Central), the Republic of Ireland and Serbia and Montenegro, have functional currencies other than our reporting currency, the euro, and, as a result, any change in the exchange rates between these functional currencies and the euro affects our income statement and balance sheet when the results of those operating companies are translated into euro. Our company in Romania adopted the euro as its functional currency as at January 1, 2003. Its prior functional currency was the U.S. dollar.

•	Raw materials purchased in currencies such as the U.S. dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead, in turn, to reduced gross profit margins. As at December 31, 2002, all of our concentrate, which represents 48.2% of our raw material costs, was sourced through supply agreements denominated in euro, U.S. dollars or Nigerian Naira.

•	Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

     The Greek statutory income tax rate is 35.0%. Statutory income tax rates in the countries in which we operate range from 0% to 38.0%. Our effective income tax rate increased to 31.0% for 2002, as compared with 20.9% in 2001. The increase in our effective tax rate was mainly attributable to the reduced impact of decreases in statutory tax rates in a number of our territories, the decrease in the income derived from countries with lower income tax rates and the reduced impact on the effective tax rate of tax holidays and exemptions.

Amortization and impairment of intangible assets

     Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with The Coca-Cola Company and goodwill, both arising from acquisitions. We had €2,017.4 million of franchise rights, net, and €699.2 million of goodwill, net, recorded on our balance sheet as at December 31, 2002, of which €1,958.1 million and €642.7 million, respectively, arose from our merger with Coca-Cola Beverages plc. Although The Coca-Cola Company does not grant perpetual franchise rights outside of the United States, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

     Prior to January 1, 2002, most of our intangible assets were amortized on a straight-line basis over 40 years. As of January 1, 2002, in accordance with the provisions of Statement No. 142, we no longer amortize our remaining indefinite-lived franchise rights and goodwill. The adoption of Statement No. 142 required that an initial impairment assessment is performed on all goodwill and indefinite-lived intangible assets. The impairment charge resulting from this initial impairment assessment was €94.0 million, net of deferred income tax benefits, which is attributable to our established and developing markets, and was recorded as a cumulative effect of an accounting change.

     Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2002. No impairment was indicated.

     The adoption of Statement No. 142 leads to an annual decrease in the amortization charge of approximately €76.0 million, or approximately €57.0 million on an after-tax basis.

A.     Operating Results

Year ended December 31, 2002 compared to year ended December 31, 2001

     The following table shows certain income statements and other financial data on a reported and on a pro forma basis, as well as, in each case, the change in percentage terms from the year ended December 31, 2001 to year ended December 31, 2002.

	Coca-Cola Hellenic Bottling			Coca-Cola Hellenic
	Company S.A. as reported under			Bottling Company S.A.
	U.S. GAAP			pro forma

	2002	2001	%	2001	%

		(euro in millions except unit case volume in millions)
Net sales revenue	3,839.4	3,398.1	13.0	3,669.9	4.6
Cost of goods sold	2,366.4	2,083.9	13.6	2,257.7	4.8

Gross profit	1,473.0	1,314.2	12.1	N/A	N/A

Selling, delivery and administrative expenses	1,178.5	1,074.7	9.7	N/A	N/A
Amortization of intangible assets	—	77.8	N/A	N/A	N/A

Operating profit	294.5	161.7	82.1	N/A	N/A

Interest expense	(70.3)	(77.3)	(9.1)	N/A	N/A
Other income	16.8	9.4	78.7	N/A	64.7
Other expenses	(4.2)	(6.4)	(34.4)	N/A	N/A
Income tax expense	(73.3)	(18.2)	302.7	N/A	N/A
Share of income (loss) of equity method investees	4.3	(1.6)	(368.8)	N/A	N/A
Minority interests	(15.8)	(15.4)	2.6	N/A	N/A
Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0	(94.0)	—	N/A	N/A	N/A

Net income	58.0	52.2	11.1	N/A	N/A

COP	564.7	476.3	18.6	N/A	N/A
Unit case volume	1,256.2	1,043.4	20.4	N/A	N/A

     The following table shows certain income statement and other financial data both on a reported and on a pro forma basis expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling		Coca-Cola Hellenic
	Company S.A. as reported under		Bottling Company S.A.
	U.S. GAAP		pro forma

	2002	2001	2001

Net sales revenue	100.0	100.0	100.0
Cost of goods sold	61.6	61.3	61.5

Gross profit	38.4	N/A	N/A

Selling, delivery and administrative expenses	30.7	N/A	N/A
Amortization of intangible assets	—	N/A	N/A

Operating profit	7.7	N/A	N/A

COP	14.7	N/A	N/A

Volume

     We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 U.S. fluid ounces each. The unit case is the typical volume measure used in our industry. In 2002, our sales volume increased by 20.4% over 2001. Approximately 63.2% of this increase was attributable to the first time contribution of the Russian bottling operations that were acquired from The Coca-Cola Company on November 23, 2001. An additional 8.9% of this increase was the result of the first time contribution of the Baltic bottling operations that were also acquired from The Coca-Cola Company in January 2002. The remaining 27.9% of our sales volume growth in 2002 was primarily due to strong sales volume growth of 15.8% across our emerging countries, other than Russia, particularly in Romania, Serbia and Montenegro, and Ukraine, and sales volume growth of 7.4% in our established countries. Our sales volume growth during 2002 was also aided by a sales volume increase of 4.7% in our developing countries, other than Estonia, Lithuania and Latvia.

     Our sales volume growth of 7.0% in 2002 compared to our sales volume in 2001, on a pro forma basis, was attributable to the reasons described above (other than the first time contribution of Russian and Baltic bottling operations) and an increase in sales volume by 16.6% in Russia, particularly in the water segment, and by 19.5% in Romania primarily due to the introduction of new products and flavors.

Net sales revenue

     We recognize net sales revenue at the time we deliver products to our customers. You should read “Critical accounting policies — Revenue recognition” for more information on when we recognize revenue. Of the €441.3 million increase in net sales revenue in 2002 compared to 2001, €262.5 million was due to the first full year of contribution of our Russian bottling operations acquired from The Coca-Cola Company in November 2001. An additional €48.2 million of our growth in net sales revenue was attributable to the Baltic operations, acquired in January 2002, also from The Coca-Cola Company.

     The remaining €130.6 million was attributable to net sales revenue increase in established countries of €66.0 million, emerging countries of €61.2 million and developing countries of €3.4 million.

     These net sales revenue increases reflected volume growth of 3.1% in established countries, 11.3% in emerging countries (other than Russia) and 4.3% in developing counties (other than Estonia, Lithuania and Latvia), partly offset by price decreases and unfavorable channel mix resulting in a decrease in net sales revenues per unit case of €0.10 in developing countries (other than Estonia, Lithuania and Latvia) and €0.07 in emerging countries (other than Russia), whereas net sales revenue per unit case increased marginally by €0.01 in our established countries.

     The overall decrease in pricing, in terms of net sales revenue per unit case, from €3.26 in 2001 to €3.06 in 2002, reflected the first time contribution of the Russian and Baltic bottling operations acquired from The Coca-Cola Company. This was due to the fact that prices of our products in Russia, Estonia, Lithuania and Latvia are generally lower than the weighted average prices for our products in our other countries. These acquisitions were accompanied by overall price decreases in developing and emerging countries as discussed above.

     Of the €169.5 million increase in net sales revenue in 2002 compared to our net sales revenue in 2001, on a pro forma basis, €258.2 million was due to increased sales volume, particularly in Russia and Romania, offset by €88.6 million due to unfavorable pricing and channel mix in some countries, particularly Poland and Romania. In 2002, pricing, in terms of average net sales revenue per unit case, on a pro forma basis, decreased by 2.3% from €3.13 per unit case in 2001 to €3.06 in 2002 due to selective price reductions and a less favorable channel mix. In particular, net sales revenue in Russia increased by €33.4 million from net sales revenue of €254.2 million in 2001 to €287.6 million in 2002, reflecting primarily strong sales volume growth, especially in the water segment. Higher sales volume and selective price increases in Russia were partly made possible by improving economic conditions.

Cost of goods sold

     Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case decreased from €2.00 in 2001, to €1.88 in 2002 as a result of the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company. The decrease in cost of goods sold per unit case was due to the fact that the cost of goods sold in Russia, Estonia, Lithuania and Latvia is lower than our average cost of goods sold in our other countries. The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, decreased from 22.0% of our net sales revenue in 2001, to 21.6% in 2002 reflecting an increase in 2002 of net sales revenue relating to our own water brands and Amita juices. Depreciation included in our cost of goods sold increased from €99.2 million in 2001 to €120.6 million in 2002, as a result of the first time contribution of the Russian and Baltic bottling operations acquired from The Coca-Cola Company.

     Our average cost of goods sold per unit case decreased marginally from €1.92 per unit case in 2001, on a pro forma basis, to €1.88 per unit case in 2002 as a result of a proportionately higher increase in sales volumes compared to growth in cost of goods sold, particularly in Russia and Poland. The cost of concentrate purchased from The Coca-Cola Company amounted to 21.6% of our net sales revenue in 2002, compared to 22.6% in 2001, on a pro forma basis, reflecting an increase in 2002 of net sales revenue relating to our own water brands and Amita juices. Depreciation in absolute terms in 2002 marginally increased by 5.7% compared to 2001, on a pro forma basis, due to continuing investment in our production facilities.

Gross profit

     Our gross profit margin decreased from 38.7% in 2001, to 38.4% in 2002, primarily due to the first time full year inclusion of the Russian operations, where the gross profit margin is lower than our average gross profit margin for our other territories. The gross profit margin in Russia increased from 35.1% in 2001 to 36.7% in 2002, as a result of higher sales volume, selective price increases and improved cost control as a result of synergies achieved following the acquisition from The Coca-Cola Company of its Russian bottling operations.

Selling, delivery and administrative expenses

     Our selling expenses include the cost of our sales force, advertising expenses and our investment in coolers. Delivery expenses consist primarily of the cost of our fleet of vehicles, distribution centers and warehouses through which we distribute a significant portion of our products, as well as fees charged by third party shipping agents. Also included in our selling, delivery and administrative expenses is depreciation, mainly of coolers, vehicles, distribution centers and warehouses and other non-production related items. The single most significant component of our selling, delivery and administrative expenses is the cost of our sales force.

     In 2002, selling costs (including depreciation) amounted to €528.7 million, or 13.8% of our net sales revenue, as compared to €506.2 million, or 14.9% in the 2001. The increase in absolute terms was due to the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company, while the reduction as a percentage of net sales revenue was attributable to the increase in net sales revenue. Delivery costs (including depreciation) increased, in absolute terms, to €310.3 million in 2002 from €278.8 million in 2001 reflecting increased sales volume and the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company. Delivery costs (including depreciation) decreased over the same period, as a percentage of our net sales revenue, from 8.2% to 8.1% due to an increase in net sales revenue. Depreciation in selling, delivery and administrative expenses increased from €137.6 million in 2001 to €149.6 million in 2002. The increase reflected primarily the acquisition from The Coca-Cola Company of its Russian and Baltic bottling operations.

     The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not however be consistent with all businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of certain retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2002 would be €1,162.7 million, and our gross margin 30.3% compared to €1,035.4 million and 30.5%, respectively, for 2001.

Amortization of intangible assets

     On January 1, 2002, following adoption of Statement No. 142, amortization of indefinite-lived intangible assets is no longer recorded but instead is reviewed annually for impairment. For the year ended December 31, 2001, amortization of intangible assets amounted to €77.8 million.

Operating profit

     Operating profit increased by 82.1%, reflecting a combination of strong volume growth, controlled growth in our operating expenses and the change in accounting for amortization of intangible assets. Our Russian operations experienced a €10.7 million increase in operating profit in 2002 as compared to 2001.

Interest expense

     Interest expense decreased from €77.3 million for 2001 to €70.3 million for 2002. This decrease was the result of a decrease in our weighted average cost of borrowing from 5.54% for 2001 to 4.61% for 2002. This followed a decrease in market interest rates, which we have been able to benefit from since a portion of our gross debt bears interest at floating rates.

Other income

     Other income consists mainly of interest income earned on cash and cash equivalents and other short term deposits, as well as exchange gains and gains on interest rate swaps. In 2002, other income of €16.8 million consisted of €10.3 million of interest income with the remainder of €6.5 million consisting of gains on interest rate swaps that were not eligible for hedge accounting. In 2001, other income of €9.4 million reflected €9.2 million of interest income and €0.2 million of exchange gains.

Other expenses

     Other expenses include exchange losses and interest rate swap losses. Exchange losses consist of the effect of re-measurement of certain currencies into functional currencies and of foreign exchange transaction gains and losses on funding. In 2002, other expenses represented exchange losses of €1.4 million and losses on valuation of options of €2.8 million. In 2001, €6.4 million of other expenses comprised interest rate swap losses.

Income tax expense

     The effective tax rate for 2002 was 31.0% and was primarily impacted by non-deductible expenses and losses in countries with no current benefit. This compares with 20.9% for 2001. The increase in our effective tax rate was mainly attributable to the reduced impact of decreases in statutory tax rates in a number of our territories, the decrease in the income derived from countries with lower income tax rates and the reduced impact on the effective tax rate of tax holidays and exemptions.

Share of income (loss) of equity method investees

     The share of income (loss) of equity method investees included our 60% interest in Coca-Cola Molino Beverages Limited until our acquisition of The Coca-Cola Company’s 40% interest in that entity on November 23, 2001, as well as Brewinvest S.A., a joint venture engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, in which we hold a 50% interest. The turnaround from a share of loss of equity method investees of €1.6 million in 2001 to an income of €4.3 million in 2002 was due to the acquisition of The Coca-Cola Company’s 40% interest in Coca-Cola Molino Beverages Limited.

Minority interests

     Minority interests consist primarily of the public shareholders’ 34.1% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests increased by €0.4 million in 2002 compared to 2001, reflecting a slight increase in contribution to our net income during that period by our Nigerian operations.

Cumulative effect of accounting change for Statement No. 142, net of income taxes

     The adoption of Statement No. 142 required us to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets. For this purpose, we compared the fair value of trademarks and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the company’s facts and circumstances. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. Of this impairment €17.4 million was attributable to our established markets, mainly Switzerland as a result of a reassessment of our projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market. An additional €76.6 million was attributable to our developing countries. The impairment charge allocated to our developing countries arose mainly in Poland, as a result of a fall in growth expectations due to stagnant economic conditions. For additional information, you should read note 3 to our consolidated financial statements. In accordance with Statement No. 142, a further impairment assessment was conducted at December 31, 2002. No impairment was indicated at this time.

Net income

     Net income was €58.0 million in 2002, as compared to €52.2 million, in 2001. This increase of €5.8 million reflected overall positive operating results partly offset by the unfavorable net effect of the adoption of Statement No. 142, of approximately €16.2 million, reflecting the difference between the impairment charge of €94.0 million recorded in 2002 and the €77.8 million of amortization of intangible assets recorded in 2001. In 2002, net income of our Russian operations increased by €10.4 million as compared to 2001.

COP

     In 2002, COP increased by 18.6% over 2001, due principally to sales volume growth and controlled growth of operating expenses. The contribution of our Russian operations moved from a COP of €7.0 million in 2001 to a COP of €23.9 million in 2002 as a result of higher sales volume, selective price increases and improved cost control attributable to synergies achieved following the acquisition from The Coca-Cola Company of its Russian bottling operations.

Year ended December 31, 2001 compared to year ended December 31, 2000

     The following table shows certain income statement and other financial data on a reported and on a pro forma basis, as well as, in each case, the change in percentage terms from 2000 to 2001.

	Coca-Cola Hellenic
	Bottling Company S.A.			Coca-Cola Hellenic
	as reported under			Bottling Company S.A.
	U.S. GAAP			pro forma

	2001	2000	%	2001	2000	%

		(euro in millions except unit case volume in millions)
Net sales revenue	3,398.1	1,987.9	70.9	3,669.9	3,346.4	9.7
Cost of goods sold	2,083.9	1,264.7	64.8	2,257.7	2,159.2	4.6

Gross profit	1,314.2	723.2	81.7	1,412.2	N/A	N/A

Selling, delivery and administrative expenses	1,074.7	572.7	87.7	1,186.6	N/A	N/A
Amortization of intangible assets	77.8	29.4	164.6	77.8	N/A	N/A

Operating profit	161.7	121.1	33.5	147.8	N/A	N/A

Interest expense	(77.3)	(50.2)	54.0	(84.1)	N/A	N/A
Gain on sale of investment	—	24.7	N/A	—	N/A	N/A
Other income	9.4	5.2	80.8	10.2	N/A	N/A
Other expenses	(6.4)	(12.1)	N/A	(7.2)	N/A	N/A
Income tax expense	(18.2)	(35.8)	(49.2)	(24.4)	N/A	N/A
Share of (loss) income of equity method investees	(1.6)	(11.4)	86.0	4.5	N/A	N/A
Minority interests	(15.4)	(4.3)	N/A	(15.4)	N/A	N/A

Net income	52.2	37.2	40.3	31.4	N/A	N/A

COP	476.3	291.5	63.4	488.1	N/A	N/A
Unit case volume	1,043.4	610.2	71.0	1,173.7	N/A	N/A

     The following table shows certain income statement and other financial data both on a reported and on a pro forma basis expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic
	Bottling Company S.A.		Coca-Cola Hellenic
	as reported under		Bottling Company S.A.
	U.S. GAAP		pro forma

	2001	2000	2001	2000

Net sales revenue	100.0	100.0	100.0	100.0
Cost of goods sold	61.3	63.6	61.5	64.5

Gross profit	38.7	36.4	N/A	N/A

Selling, delivery and administrative expenses	31.6	28.8	N/A	N/A
Amortization of intangible assets	2.3	1.5	N/A	N/A

Operating profit	4.8	6.1	N/A	N/A

COP	14.0	14.7	N/A	N/A

Volume

     The majority of the increase in our sales volume during 2001 related to the first full year contribution of Coca-Cola Beverages plc’s operations. On a pro forma basis, volume growth was driven primarily by strong growth in our emerging countries, especially the 35.8% increase in Nigeria, and also by growth in our established countries, with sales in each of Greece and Italy (Northern and Central) growing by 4.8%. This growth was partly offset by a decrease of 3.1% in the Republic of Ireland due to the termination of our 7UP franchise as a result of our merger with Coca-Cola Beverages plc and an overall 1.9% decrease in our developing countries as a result of higher unemployment and slow economic growth combined with our decision to maintain pricing levels in those countries, particularly in the key markets of Poland and Hungary.

Net sales revenue

     Of the €1,410.2 million increase in our net sales revenue €1,116.5 million was attributable to the first full year contribution of Coca-Cola Beverages plc’s operations, €178.3 million was due to increased sales volume, €90.4 million was the result of selective price increases and a better channel mix, and the residual amount of €25.1 million was attributable to the acquisition of the Russian operations in 2001. Pricing in terms of average net sales revenue price per unit case was €3.26 in 2000 and remained at the same level in 2001 as a result of selective price increases and an improved channel mix offset by the first full year contribution of Coca-Cola Beverages plc’s operations in 2001. Coca-Cola Beverages plc’s operations were concentrated to a considerable extent in developing and emerging countries with a lower average net sales revenue and cost of goods sold per unit case than the Hellenic Bottling Company countries. As a result, the first full year contribution of
Coca-Cola Beverages plc in 2001 reduced both our average net sales revenue per unit case and our average cost of goods sold per unit case, having an overall neutral net impact on our gross profit margin.

     On a pro forma basis, of the €323.5 million increase in net sales revenue during 2001, €276.4 million was due to sales volume growth and €47.1 million resulted from a modest improvement in pricing. Pricing in terms of average net sales revenue price per unit case increased from €3.09 to €3.13 as a result of selective price increases across our countries and an improved channel mix. In particular, the Russian bottling operations acquired from The Coca-Cola Company contributed €56.3 million due to increased sales volume and more favorable pricing made possible by improved economic conditions.

Cost of goods sold

     Our average cost of goods sold per unit case decreased from €2.07 in 2000 to €2.00 in 2001, primarily as a result of an overall decrease in the cost of raw materials, other than concentrate, better manufacturing cost control, as well as the first full year contribution of Coca-Cola Beverages plc’s operations. The cost of concentrate purchased from The Coca-Cola Company represented 21.9% of our net sales revenue in 2001, as compared to 22.1% in 2000, reflecting an increase in 2001 of net sales revenue relating to our own water brands and Amita juices. Depreciation included in our cost of goods sold increased from €62.6 million in 2000 to €99.2 million in 2001, reflecting the first full year contribution of Coca-Cola Beverages plc’s operations.

     On a pro forma basis, our average cost of goods sold per unit case decreased from €1.99 in 2000 to €1.92 in 2001, primarily due to lower raw material costs, other than concentrate, and to better manufacturing cost control. Pro forma cost of concentrate purchased from The
Coca-Cola Company amounted to 22.6% of our net sales revenue in 2001, as compared to 24.2% in 2000. On a pro forma basis, depreciation in absolute terms in 2001 remained at the same level as in 2000.

Gross profit

     Our gross profit margin increased from 36.4% in 2000 to 38.7% in 2001, primarily due to sales volume growth, selective price increases and better production efficiency, partly offset by the first full year contribution of Coca-Cola Beverages plc.

Selling, delivery and administrative expenses

     In 2001, selling costs (including depreciation) amounted to €506.2 million, or 14.9% of our net sales revenue, as compared to €242.6 million, or 12.2%, in 2000. Selling costs as a percentage of net sales revenue increased in line with our strategy to expand our sales and distribution force in order to strengthen our relationships with our customers and increase our geographical coverage. During the same period, delivery costs (including depreciation) increased from €152.1 million, or 7.7% of our net sales revenue, to €278.8 million, or 8.2% of our net sales revenue. The increase of delivery costs as a percentage of our net sales revenue during that period reflected the first time contribution of Coca-Cola Beverages plc operations that are, on average, relying more on the direct delivery distribution system compared to our other countries at the time of the merger. In 2001, advertising expenses accounted for €124.8 million, or 3.7% of our net sales revenue, compared to €66.6 million, or 3.4%, in 2000. The increase in advertising expenses as a percentage of net sales revenue was driven by our continued focus on increasing brand awareness. Depreciation in selling, delivery and administrative expenses increased from €78.4 million in 2000 to €137.6 million in 2001. The increase in absolute terms in our selling, delivery and administrative expenses reflected primarily the first full year contribution of Coca-Cola Beverages plc’ operations.

     The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not however be consistent with all businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the margins of certain retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2001 would be €1,035.4 million, and our gross margin 30.5% compared to €571.1 million and 28.7%, respectively, for 2000.

Amortization of intangible assets

     Amortization of intangible assets increased by €48.4 million in 2001 compared to 2000, reflecting the first full year amortization of intangible assets resulting from our merger with Coca-Cola Beverages plc.

Operating profit

     The increase in operating profit of €40.6 million reflected primarily sales volume growth, particularly in emerging and, to a lesser extent, established countries, selective price increases and improved channel mix, better manufacturing cost control, as well as the first full year contribution of Coca-Cola Beverages plc’s operations, partly offset by increased selling, delivery and administrative expenses primarily targeted to strengthening our sales force.

Interest expense

     The €27.1 million increase in interest expense reflects primarily the first full year of interest expense on debt incurred by Coca-Cola Beverages plc prior to the merger. This increase in interest expense was partly offset by a decrease in our weighted average cost of borrowing from 7.99% in 2000 to 5.54% in 2001 which followed from a decrease in market interest rates. The decrease in market interest rates allowed us to refinance our pre-existing long-term debt at lower interest rates through issuances of debt securities under our €2.0 billion euro medium term note program established in 2001. The decrease in our borrowing costs was partly offset by an increase in our average debt balance, mainly as a result of the debt we incurred in connection with the acquisition from The Coca-Cola Company of its Russian bottling operations.

Gain on sale of investment

     The €24.7 million gain on the sale of investment recorded in our 2000 financial statements represents the gain from the sale of our 20% interest in Frigoglass S.A. to The Kar-Tess Group and various other investors pursuant to an undertaking we gave to the European Commission in connection with our merger with Coca-Cola Beverages plc.

Other income

     Interest income increased by €4.0 million in 2001, as compared to 2000, as a result of the inclusion of the first full year contribution of Coca-Cola Beverages plc in 2001. In 2001, other income also included an exchange gain of €0.2 million.

Other expenses

     A gain of €0.2 million in 2001, included in other income, compared to a loss of €12.1 million in 2000 was attributable to a reduction, in 2001, of losses on remeasuring certain currencies into functional currencies and a shift from foreign exchange transaction losses in 2000 to minor foreign exchange transaction gains on funding in 2001. During 2001, we also incurred a loss of €6.4 million on interest rate swaps compared to 2000 when no such losses occurred.

Income tax expense

     Our effective income tax rate dropped from 40.4% in 2000 to 20.9% in 2001 as a result of reductions in statutory tax rates in a number of operating territories, increased profitability in countries with lower income tax rates, the use of €15.8 million of tax holidays and exemptions, and a total of €6.1 million of income not subject to taxation.

Share of income (loss) of equity method investees

     The decrease in the share of loss of equity method investees from €11.4 million in 2000 to €1.6 million in 2001 resulted primarily from the reduction of Coca-Cola Molino Beverages Limited’s net loss and also from improved results of Brewinvest S.A. over the same period.

Minority interests

     The increase of minority interests by €11.1 million in 2001 mainly reflects the increased contribution to our net income during 2001 of our Nigerian operations.

Net income

     Net income increased in 2001 by €15.0 million for the reasons discussed above.

COP

     COP increased by 63.4% from €291.5 million in 2000 to €476.3 million in 2001 primarily due to the first full year contribution of
Coca-Cola Beverages plc’s operations.

Reporting segments

Year ended December 31, 2002 compared to year ended December 31, 2001

     The following table provides unit case sales volume information both on a reported and, with respect to our developing and emerging countries, on a pro forma basis and certain financial information, on a reported basis only, for our three business segments as well as our corporate center for the two years ended December 31, 2002, in each case, both in absolute numbers and as a percentage of our group’s total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies’ funding requirements.

	Year ended		Year ended
	December 31, 2002		December 31, 2001

	(euro in millions		(euro in millions
	except unit case		except unit case
	volume in millions)%		volume in millions)%

Established countries
Unit case volume, reported	518.0	41.3	502.2	48.1
Unit case volume, pro forma	518.0	41.3	502.2	42.8
Net sales revenue	2,048.7	53.4	1,982.8	58.4
Operating profit	207.5	70.5	135.6	83.9
Depreciation and amortization	103.9	38.5	153.2	48.7
COP	311.4	55.1	288.9	60.6
Total assets	3,589.9	60.9	3,574.6	59.2
Developing countries
Unit case volume, reported	261.6	20.8	232.8	22.3
Unit case volume, pro forma	261.6	20.8	248.9	21.2
Net sales revenue	699.0	18.2	647.3	19.0
Operating profit (loss)	24.8	8.4	(21.8)	(13.5)
Depreciation and amortization	67.6	25.0	83.5	26.5
COP	92.4	16.4	61.7	13.0
Total assets	1,581.5	26.8	1,687.2	27.9
Emerging countries
Unit case volume, reported	476.6	37.9	308.4	29.6
Unit case volume, pro forma	476.6	37.9	422.6	36.0
Net sales revenue	1,091.7	28.4	768.0	22.6
Operating profit	62.2	21.1	47.9	29.6
Depreciation and amortization	98.7	36.5	77.9	24.8
COP	160.9	28.5	125.7	26.4
Total assets	1,062.7	18.0	1,115.7	18.5
Corporate
Total assets	1,602.6	27.2	1,489.9	24.7
Inter-segment
Total assets	(1,941.8)	(32.9)	(1,829.0)	(30.3)
Total
Unit case volume, reported	1,256.2	100.0	1,043.4	100.0
Unit case volume, pro forma	1,256.2	100.0	1,173.7	100.0
Net sales revenue	3,839.4	100.0	3,398.1	100.0
Operating profit	294.5	100.0	161.7	100.0
Depreciation and amortization	270.2	100.0	314.6	100.0
COP	564.7	100.0	476.3	100.0
Total assets	5,894.9	100.0	6,038.4	100.0

Established countries

     Sales volume in established countries grew by 3.2% in 2002 as compared to 2001. In all established countries, we have sought to diversify the range of product choices available to consumers, particularly in juice and water.

     Growth of 5.1% in the Republic of Ireland and Northern Ireland was mainly driven by more profitable 500ml packs in the immediate consumption channel. A focus on new product launches also broadened the product and package choices available to consumers. In Greece, we still experience the positive effects resulting from the investment made in 2001 in the relaunch of the Amita juice brand, which together with Avra water, shows strong growth within the non-CSD segment. Sales volume in Greece grew by 2.1% in 2002, as compared to 2001.
Coca-Cola light with lemon has been a successful product launch in Austria, Switzerland, and Northern Ireland. Our sales volume in Switzerland increased by 9.9% in 2002 compared to 2001. This increase primarily reflected our acquisition of Valser Mineralquellen AG on September 30, 2002. This acquisition will help us to better meet consumer demand in Switzerland. In 2002, sales volume grew by 1.4% in Italy, and 1.7% in Austria as compared to 2001.

     Established countries contributed €311.4 million to our COP, an increase of 7.8% compared to the prior year. Across this segment, we have seen the benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time, we are working to improve operating efficiencies and cost control. This has enabled Austrian operations to face hard pricing competition from the German market. In addition and consistent with their volume growth, Northern Ireland and the Republic of Ireland delivered significant COP growth for the year, assisted by a favorable package mix and efficient operating expense management.

     In 2002, operating profit increased by €71.9 million compared to 2001.

Developing countries

     Sales volume in our developing countries in 2002 was 12.4% higher than the prior year, primarily due to the first time contribution of our Baltic bottling operations and significant volume growth in Poland. In Poland, we achieved volume growth of 7.8% due to an improved pricing strategy, intensive cooler placement and successful promotional activities.

     Throughout the developing countries, we continued to increase the range of products and package sizes available to consumers during 2002. In Estonia and Latvia, for example, launches of new Fanta flavors were successful. Consumer price promotions were targeted towards retaining customers and making our products affordable to as wide a range of consumers as possible.

     COP in developing countries grew by 49.8% compared to 2001, primarily due to the first year contribution of our Baltic bottling operations and targeted price increases coupled with a continued focus on better pricing, expense control and the efficient use of assets.

     In 2002, we achieved an operating profit of €24.8 million compared to an operating loss of €21.8 million in 2001.

Emerging countries

     Sales volume in emerging countries, other than Russia, grew by 11.3% in 2002 compared to 2001. Russia achieved volume growth of 16.7% in 2002. Economic stabilization, together with increased brand awareness and the successful launch of new products were the primary factors for this strong performance. Nigeria delivered volume growth of 1.9% compared to 2001. In Ukraine, volume growth for the year was 23.5% following new product launches and investment in cold drink equipment, giving an improved market presence. In Romania, sales volume increased by 19.5% due to the introduction of new Fanta flavors (Madness, Shokata) and Schweppes Bitter Lemon as well as an overall improvement in economic conditions. Serbia and Montenegro delivered volume growth of 30.2% due to very strong performance of CSDs and new product launches.

     COP in emerging countries for the whole year was €160.9 million representing growth of 28.0% over 2001. This was primarily due to higher volume and wider product offerings combined with better asset utilization to achieve cost efficiencies across these territories. The strongest performing operation in this segment was Russia with COP growth of over 100% compared to the prior year. Building on profitable volume growth, our performance in Russia was assisted by targeted price increases and savings in raw and packaging materials. In Russia and Ukraine, the product range has expanded to include new products and flavors and both countries have experienced the benefit of stabilizing economic conditions. Additionally, we continue to see cost saving benefits from merger synergies achieved following the acquisition of our new Russian bottling operations from The Coca-Cola Company. In Nigeria, profitability has been built on higher volumes combined with the full year benefit from the price increase implemented in October 2001.

     In 2002, operating profit increased by €14.3 million as compared to 2001.

Corporate

     Corporate comprises the activities of Group Finance, Group Human Resources, Group Information Systems, Group Procurement and Group Technical Operations. The assets of our corporate center mainly consisted of debt held by our financing companies at a group level, which amounted to €1,602.6 million as at December 31, 2002 compared to €1,489.9 million as at December 31, 2001. The increase in 2002 was mainly attributable to increasing centralization of our financing activity through the refinancing of debt raised by our local subsidiaries with funds raised at a corporate level.

Year ended December 31, 2001 compared to year ended December 31, 2000

     The following table provides unit case sales volume information on both a reported and pro forma basis and certain financial information, on a reported basis only, for our three business segments as well as our corporate center for the two years ended December 31, 2001, in each case, both in absolute numbers and as a percentage of our group’s total corresponding to each line item of this table.

	2001		2000

	(euro in millions		(euro in millions
	except unit case		except unit case
	volume in millions)%		volume in millions)%

Established countries
Unit case volume, reported	502.2	48.1	311.9	51.1
Unit case volume, pro forma	502.2	42.8	487.3	44.9
Net sales revenue	1,982.8	58.4	1,231.4	61.9
Operating profit	135.6	83.9	130.9	108.1
Depreciation and amortization	153.2	48.7	86.0	50.5
COP	288.9	60.6	216.9	74.4
Total assets	3,574.6	59.2	3,516.3	61.6
Developing countries
Unit case volume, reported	232.8	22.3	95.1	15.6
Unit case volume, pro forma	248.9	21.2	253.6	23.4
Net sales revenue	647.3	19.0	246.5	12.4
Operating loss	(21.8)	(13.5)	(24.8)	(20.5)
Depreciation and amortization	83.5	26.5	32.2	18.9
COP	61.7	13.0	7.4	2.5
Total assets	1,687.2	27.9	1,414.0	24.8
Emerging countries
Unit case volume, reported	308.4	29.6	203.2	33.3
Unit case volume, pro forma	422.6	36.0	343.2	31.7
Net sales revenue	768.0	22.6	510.0	25.7
Operating profit	47.9	29.6	15.0	12.4
Depreciation and amortization	77.9	24.8	52.2	30.6
COP	125.7	26.4	67.2	23.1
Total assets	1,115.7	18.5	862.8	15.1
Corporate
Total assets	1,489.9	24.7	936.4	16.4
Inter-segment
Total assets (elimination of inter-segment assets)	(1,829.0)	(30.3)	(1,019.4)	(17.9)
Total
Unit case volume, reported	1,043.4	100.0	610.2	100.0
Unit case volume, pro forma	1,173.7	100.0	1,084.1	100.0
Net sales revenue	3,398.1	100.0	1,987.9	100.0
Operating profit	161.7	100.0	121.1	100.0
Depreciation and amortization	314.6	100.0	170.4	100.0
COP	476.3	100.0	291.5	100.0
Total assets	6,038.4	100.0	5,710.1	100.0

Established countries

     The increase in sales volume by 190.3 million unit cases in our established countries for 2001 primarily reflected the first full year contribution of Coca-Cola Beverages plc’s operations in Austria, Italy (Northern and Central) and Switzerland. On a pro forma basis, sales volume increased by 3.1% due primarily to volume growth of 4.8% in each of Greece and Italy (Northern and Central), our two largest markets in terms of sales volume, and secondarily to positive growth in Switzerland and Northern Ireland, partly offset by the termination of our 7UP franchise in the Republic of Ireland. In Greece, we launched a new marketing campaign for the Amita juice brand during 2001 resulting in a 30% increase in our non-CSD sales volume. In the Republic of Ireland, the effect of the loss of the 7UP franchise was partially mitigated by the launch of our Sprite and Schweppes brands during 2001.

     The increase in net sales revenue by €751.4 million in 2001 compared to 2000 was due primarily to the first full year contribution of
Coca-Cola Beverages plc’s operations, overall sales volume growth and targeted price increases as well as a more favorable channel mix partly offset by the loss of our 7UP franchise in the Republic of Ireland.

     COP increased by €72.0 million in 2001 compared to 2000 due to the first full year contribution of Coca-Cola Beverages plc’s operations, overall sales volume growth, selective price increases, a more favorable channel mix and continuing focus on cost control. An illustration of our move toward a more favorable channel mix is Ireland, where we managed to increase sales through our immediate consumption channel by approximately 17% in 2001 compared to 2000. An example of improved cost control is the savings that have been made through a program of restructuring distribution and logistics in Austria and a rationalization of our warehousing network in Italy. We have also begun managing our operations in the Republic of Ireland and Northern Ireland as one territory to take full advantage of the potential synergies arising from their geographical proximity.

     In 2001, operating profit increased by €4.7 million as compared to 2000.

Developing countries

     Prior to our merger with Coca-Cola Beverages plc in 2000, we had no countries in the “developing” segment. Accordingly, the increase in sales volume by 137.7 million unit cases in our developing countries for 2001 resulted entirely from the first full year contribution of
Coca-Cola Beverages plc’s operations. On a pro forma basis, sales volume decreased by 1.9%, compared to 2000, reflecting poor early summer weather and our determination to maintain overall pricing at profitable levels, particularly in the key markets of Poland and Hungary. A continuing difficult economic environment characterized by slow economic growth and rising unemployment also hampered sales volume growth in these two markets. This pattern was partially offset by sales volume growth of 3.1% in Croatia, as a result of increased numbers of tourists visiting the country in 2001, and sales volume growth of 6.3% in Slovakia.

     The increase in net sales revenue of €400.8 million in 2001 compared to 2000 was primarily the result of Coca-Cola Beverages plc’s first full year contribution, selective price increases, especially in Poland and Hungary, and volume growth in Croatia and Slovakia, partly offset by a decrease in volume in our other developing countries.

     COP increased by €54.3 million in 2001, primarily due to the first full year contribution of Coca-Cola Beverages plc’s operations, targeted price increases and operating efficiencies in Croatia and Slovakia. In 2001, we sought to implement these operating efficiencies in our key market of Poland, where we restructured our operations by adopting a more de-centralized operational model to assist us in addressing the different market conditions and customer needs across the various regions of the country and more efficiently allocating capital to regional operations.

     In 2001, we experienced a decrease in operating loss of €3.0 million as compared to 2000.

Emerging countries

     The increase in sales volume by 105.2 million unit cases in our emerging countries for 2001 primarily reflects strong sales volume growth across the segment (except Bulgaria), particularly in Nigeria, and secondarily the first full year contribution of Coca-Cola Beverages plc’s operations in Belarus, Bosnia and Herzegovina, Ukraine and part of Romania. On a pro forma basis, sales volume increased by 23.1%. In Nigeria, the most populous country of this segment, we achieved volume growth of 35.8%, following a decline of 21.3% during 2000, as the market absorbed price increases initiated in 2000. In Russia, our volume growth in 2001 was made possible by economic stabilization and increased brand awareness among Russian consumers.

     The €258.0 million increase in net sales revenue in 2001 compared to 2000 resulted primarily from strong sales volume growth in Nigeria and in most of our emerging countries, acceptance of price increases implemented in 2000 in Nigeria, and selective price increases during 2001 made possible by improved economic conditions across our European emerging countries, as well as the first full year contribution of
Coca-Cola Beverages plc emerging countries. We implemented a further price increase in the last quarter of 2001 with a view to ensuring profitable growth in Nigeria’s improving economic climate.

     COP increased by €58.5 million in 2001 compared to 2000, primarily due to the strong sales volume growth across our emerging countries, particularly in Nigeria, selective price increases as well as the first full year contribution of Coca-Cola Beverages plc’s operations. Investment in distribution network expansion and asset redeployment resulted in increased territory coverage and cost efficiencies across our emerging countries.

     In 2001, operating profit increased by €32.9 million as compared to 2000. The 2001 results of our emerging countries include the one-month contribution of Coca-Cola Eurasia Bottlers, which amounted to net sales revenue of €19.7 million and an operating loss of €0.7 million.

Corporate

     The assets of our corporate center mainly consisted of debt held by our financing companies at a group level, which amounted to
€1,489.9 million as at December 31, 2001, as compared to €936.4 million as at December 31, 2000. The increase in 2001 was mainly attributable to increasing centralization of our financing activity through the refinancing of debt raised by our local subsidiaries with funds raised at a corporate level using our €2.0 billion euro medium term note facility. Interest income at the corporate level for 2001 rose to €31.1 million from €2.0 million in 2000 and interest expense at the corporate level increased from €25.4 million to €73.6 million over the same period.

Impact of governmental economic, fiscal, monetary and political policies

Adoption of the euro

     In February 2002, the euro became the exclusive currency in the 12 countries comprising the euro zone, including Austria, Greece, Italy and the Republic of Ireland, among the countries in which we operate. We spent approximately €5.2 million during 2000 and 2001 to prepare our operations for the adoption of the euro. The euro conversion may have long-term pricing implications for our business by further enhancing cross-border price transparency among the countries of the euro zone and by changing established local currency price points. We have adjusted and continue to assess our pricing and marketing strategies to ensure we remain competitive locally in the broader European market. However, we cannot reasonably predict the long-term effects that a common currency may have on pricing and costs or the resulting impact, if any, on our financial condition or results of operations. You can find additional information about the conversion to the euro in note 1 to our consolidated financial statements.

Expansion of the European Union

     All of the countries in our developing countries segment, other than Croatia, are scheduled to enter the European Union on May 1, 2004 subject to approval by referendum of the accession treaty in each of such countries (Lithuania, Hungary, Slovenia, Poland, the Czech Republic and Slovakia have already held a referendum and have each approved the accession treaty signed in Athens on April 16, 2003). These countries have implemented extensive reforms to enable the transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the European Union. We believe that, overall, we will benefit from the increased economic and political stability in our developing countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the European Union. However, the strict fiscal and monetary policies have in certain cases, such as in Poland and Hungary, and at least in the short term, contributed to slower economic growth and/or increased unemployment which tends to undermine disposable income and consumer demand for our products.

European Union competition law

     Our business activities affecting the European Union are subject to EU competition law. The European Commission is currently investigating commercial practices engaged in by our operating subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and the bottlers of The Coca-Cola Company’s products in five European Union countries. The investigation into our subsidiary in Austria refers to the following practices that may be relevant in Austria: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. Such proceedings may lead to substantial fines and/or significant changes in our commercial practices. If any of the countries in which we operate in Central and Eastern Europe are admitted to the European Union, the impact of EU regulation on our business will increase.

Adoption of International Financial Reporting Standards by Greek companies

     In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS. We do not expect the adoption of IFRS to have a material effect on our operating results or financial condition as we currently prepare our financial statements under IFRS, in addition to Greek statutory accounting principles.

Impact of inflation

     The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. Financial Accounting Standards Board (FASB) Statement No. 52 (“Statement No. 52”) provides that, in a highly inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related income statement within other income (expense). Belarus, Moldova, Romania, Russia, Ukraine and Serbia and Montenegro, among our countries, were classified as highly inflationary economies for the year ended December 31, 2002. In each of 2001 and 2002, the impact on the income statement of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal.

     For all other countries, which are not considered highly inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders’ equity.

B.     Liquidity and capital resources

Cash flows provided by operating activities

     Our primary source of cash flow is funds generated from operations. In 2002, net cash provided by operating activities amounted to €350.8 million, as compared to €406.0 million in 2001, mainly reflecting an increase in trade accounts receivable and inventories as a result of consolidation of operating activities of newly acquired operations, particularly in Russia and the Baltics. In addition, our days sales outstanding deteriorated slightly reflecting difficult trading conditions in certain markets.

     In 2001, net funds generated from operations amounted to €406.0 million, compared to €229.5 million in 2000, mainly reflecting the first full year contribution of Coca-Cola Beverages plc’s operations, as well as an increase in our net income. The acquisition of Coca-Cola Beverages plc occurred on August 9, 2000, during the peak selling season, and at a time when a high level of operating assets and liabilities were employed in the business. The level of operating assets and liabilities decreased by December in the normal course of business producing significant positive cash flow movements. This factor aside, the overall level of inventory and trade accounts receivable increased for the year in response to increased sales activity.

Cash flows used in investing activities

     Net cash used in investing activities of €471.8 million in 2002, compared to €303.2 million in 2001, reflects cash payments for acquisitions of €192.6 million relating to the acquisition of Valser Mineralquellen AG, Dorna Apemin S.A., the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Latvia and Estonia and the repayment of loan notes to The Coca-Cola Company in respect of the acquisition of its Russian bottling operations. Cash used in investing activities also includes purchases of property, plant and equipment of €301.4 million in 2002, which increased by 17.1%, compared to 2001. The €44.1 million increase included pre-spending on certain 2003 projects. It also reflected the first full year of consolidation of our new Russian and Baltic bottling operations. In 2002, we received €22.0 million from disposals of property, plant and equipment and from the sale of investments.

     Net cash flows used in investing activities were €303.2 million for 2001, compared to net cash flows used in investing activities of €497.4 million in 2000. The amount for 2000 reflects cash payments to Coca-Cola Beverages plc’s shareholders of €416.4 million in connection with the merger offset in part by a cash inflow of €57.0 million representing proceeds from the sale of our 20% interest in Frigoglass S.A. to The Kar-Tess Group and other investors. The amount for 2001 reflects €27.3 million of cash used in connection with the acquisition of The Coca-Cola Company’s Russian bottling operations, while the balance reflects primarily cash payments for the acquisitions of canning rights in Hungary, Austria and Switzerland completed in late 2000. Capital expenditure increased from €156.6 million in 2000 to €257.3 million in 2001 as a result of the first full year contribution of Coca-Cola Beverages plc’s operations and continued focus on cold drink and distribution infrastructure development. Proceeds from disposal of property, plant and equipment amounted to €19.6 million in 2001, as compared to €24.4 million in 2000.

Cash flows used in/provided by financing activities

     Net cash flows provided by financing activities amounted to €92.1 million in 2002, compared to net cash used of €102.8 million in 2001. The €194.9 million increase in net cash provided by financing activities primarily reflected a €201.6 million increase in the proceeds from issuance of debt. The additional funding was required in order to fund the acquisition of Valser Mineralquellen AG, Dorna Apemin S.A. and the Baltic bottling operations of The Coca-Cola Company. In addition, payments on capital lease obligations increased from €6.7 million in 2001 to €7.8 million in 2002. In 2002, we paid dividends of €49.6 million compared to €44.0 million in 2001.

     Net cash flows used in financing activities amounted to €102.8 million for 2001, as compared to net cash flows provided by financing activities of €340.0 million in 2000 representing primarily our €416.4 million loan in connection with our merger with Coca-Cola Beverages plc. The 2001 amount reflected our decision to raise long-term debt mainly for the purpose of refinancing €939.4 million of our outstanding long-term debt at the time and to repay another €52.1 million of such debt. The main part of this refinancing took part in the first half of 2001 through the issuance of €625.0 million of notes under a euro medium term note program. In 2001, we paid €44.0 million in dividends compared to €39.6 million in 2000. Our payments on capital lease obligations over the same period increased from €2.2 million to €6.7 million.

Working capital

     At December 31, 2002 we had negative working capital (current assets less current liabilities) of €223.7 million, as compared to negative working capital of €47.8 million at December 31, 2001 and €50.8 million as at December 31, 2000. The primary reason for the increase as at December 31, 2002 was the reclassification of €200.0 million of long-term debt as a current liability, reflecting the maturity scheduled for December 2003 of notes issued under our euro medium term note program. We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. Excluding our deposit liabilities for returnable containers held by customers, which amounted to €122.5 million at December 31, 2001 and €117.8 million at December 31, 2000, we would have had a marginally positive working capital of €74.7 million and €67.0 million at December 31, 2001 and 2000, respectively. As at December 31, 2002, we would have had a negative working capital of €88.7 million excluding deposit liabilities for returnable containers of €135.0 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

     Although we seek to finance our capital expenditures from operating cash flows, we also may use short-term borrowing facilities. As a result, we may operate with working capital deficits until these borrowings and expenditures are funded with either further operating cash flows or long-term borrowings. We review our cash requirements and financial resources on a monthly basis for a rolling 12-month period. We continue to maintain adequate current assets to satisfy current liabilities when they are due and have sufficient liquidity and financial resources to manage our day-to-day cash requirements. Taking into consideration our established borrowing facilities, operating cash flows, access to capital markets, we believe that we have sufficient liquidity and working capital to meet our present and budgeted requirements.

Holding company structure

     The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. In the context of our taxation management policy, our subsidiaries do not remit dividends to us in cases where it would be disadvantageous to do so from a tax point of view. We seek to satisfy the majority of the cash requirements of our operations in each country with cash generated from that country and, consequently, we have not incurred material withholding taxes on remittance of dividends from our operating subsidiaries. As a result, however, we may be substantially dependent in the future on sources of financing other than dividends, including external sources, in order to satisfy our cash requirements at the holding company level.

Borrowings and funding sources

Funding policies

     Our general policy is to retain a minimum amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities and credit lines, to ensure that we have cost-effective access to sufficient financial resources to meet our short and medium-term funding requirements. These include the day-to-day funding of our operations as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we seek to maintain a minimum of €500 million of financial headroom. Financial headroom refers to the excess committed finance available, after considering cash flows from operating activities, dividends, interest expense, tax expense, acquisitions and capital expenditure requirements.

Cash and cash equivalents

     As at December 31, 2002, our cash and cash equivalents balance was €101.3 million, compared to €141.7 million as at December 31, 2001 and €143.3 million as at December 31, 2000. The reduction of this balance is principally the result of the strategy of optimizing the use of cash through the repayment of outstanding commercial paper debt. As at December 31, 2002, 32.0% of our cash and cash equivalents were held in euro or currencies of countries whose local currencies were tied to the euro. Of the remaining 68.0% of cash and cash equivalents not held in euro or euro equivalents, 48.2% was held in the Nigerian Naira and the remainder in a variety of other currencies. As at December 31, 2001, 45.6% of our cash and cash equivalents were held in euro or euro equivalent currencies. Of the remaining 54.4%, 37.4% was held in the Nigerian Naira, 12.9% in the Croatian Kuna and the remainder in a variety of other currencies. As at December 31, 2000, 50.6% of our cash and cash equivalents were held in euro or euro equivalents. Of the remaining 49.4% of cash and cash equivalents not held in euro or euro equivalents, 20.7% was held in the Nigerian Naira, 18.8% in the Croatian Kuna and the remainder in a variety of other currencies. While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity. The amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditures.

Gross debt

     Gross debt (including capital lease obligations) was €1,503.1 million as at December 31, 2002, with a weighted average maturity of 2.0 years and a weighted average interest rate of 4.6% per annum, as compared to €1,458.9 million as at December 31, 2001, with a weighted average maturity of 3.3 years and a weighted average interest rate of 5.54% per annum and compared to €1,379.6 million as at December 31, 2000 with a weighted average maturity of 1.8 years and a weighted average interest rate of 7.99% per annum. The increase in gross debt by €44.2 million between 2001 and 2002 was primarily a result of increased capital expenditures and expenditures on business acquisitions. The €79.3 million increase in gross debt from 2000 to 2001 was mainly attributable to our acquisition of Coca-Cola Eurasia Bottlers on November 23, 2001. As at December 31, 2002, nearly all of the total borrowings were denominated in euros as compared to our total borrowings as at December 31, 2001 of which 80.7% were denominated in euros and the remainder in a variety of other currencies. As at December 31, 2000, 80.3% of our gross debt was denominated in euro with the remainder denominated in a variety of other currencies. The group manages its interest rate costs using a mixture of interest rate risk management products. These products consist of fixed and floating rate interest rate swaps, and interest rate cap options. Products that reduce the group’s interest rate risk have a range of maturities from one to three years. At December 31, 2002, the total amount of products used in reducing interest rate risk was 83% of gross debt. This amount consists of 39% of gross debt as interest rate swaps and 44% as interest rate cap options as compared to 42% using swaps for 2001.

     During 2002, the Company purchased interest rate caps on floating rate debt. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in the statement of income. The option premium is being expensed to the statement of income through the option revaluation process. The options are revalued using the Black-Scholes method.

     We manage our debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within 12 months, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. We launched our commercial paper program during 2002 and both the uncommitted facilities and The Coca-Cola Company notes that had previously funded our short-term debt portfolio have since been refinanced through the issuance of commercial paper. The debt outstanding under our commercial paper program is backstopped using the €900.0 million syndicated loan facility, which was signed in 2002 and has a maturity ranging from three to five years. We service our short-term debt portfolio principally through operating cash flows.

Long-term and net debt

     Our long-term debt (including capital lease obligations) was €1,190.0 million as at December 31, 2002 compared to €1,211.7 million as at December 31, 2001 and €1,134.2 million as at December 31, 2000. Net debt, which we calculate as long-term and short-term debt minus cash and cash equivalents, increased to €1,401.8 million as at December 31, 2002 from €1,317.2 million as at December 31, 2001 due to increased capital expenditures and expenditures on business acquisitions. Net debt increased from €1,236.3 million as at December 31, 2000 to €1,317.2 million as at December 31, 2001, mainly due to increased capital expenditures.

Commercial paper program and committed credit facilities

     In March 2002, we established a €1.0 billion commercial paper program to further diversify our short-term funding sources. The program consists of a multi-currency euro-commercial paper facility and a U.S. dollar denominated U.S. commercial paper facility. The commercial paper notes may be issued as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 270 days for U.S. issued commercial paper and up to 365 days for European commercial paper. As at December 31, 2002, we had €170.5 million of commercial paper outstanding.

     During May 2002, we replaced our €750.0 million syndicated loan facility with a €900.0 million syndicated facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and us. Under the terms of the facility, our borrowings under the global commercial paper program and the backstop facility are limited to an aggregate amount of €900.0 million.

     The use of these facilities may become subject to a covenant setting a minimum ratio of our COP to our consolidated interest expense of at least 3:1 in the event that either our credit rating by Standard and Poor’s is at or below BBB+ or our rating by Moody’s is at or below Baa1. COP and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. In addition, the facilities contain a material adverse change clause. This clause stipulates that amounts outstanding under the facilities may be declared immediately due and payable if any event or circumstance occurs which a majority of the lenders under the facilities reasonably believe could be expected to have a material adverse effect on our ability to perform our payment obligations generally. The facilities are subject to other standard market covenants and events of default, including a negative pledge clause, provisions relating to change of control and disposal of material assets, as well as a cross-acceleration clause for failure to repay indebtedness greater than €25.0 million. No amounts have been borrowed under this facility.

Euro medium term note program

     We have established a €2.0 billion euro medium term note program. The purpose of this program is to facilitate our access to the European debt capital markets. The program has been used three times since it was launched in 2001. The issues are as follows:

Issue Date	Amount	Interest	Term

June 2001	€625.0 million	Fixed 5.25%	5 years
December 2001	€200.0 million	Floating (EURIBOR + 0.225%)	2 years
December 2001	€300.0 million	Fixed 4.00%	3 years

     Most of the proceeds from these issuances were used to refinance almost all of our long-term debt outstanding as at December 31, 2000. Notes issued under the euro medium term note program are subject to standard market covenants and events of default, including a negative pledge clause and a cross-acceleration clause for failure to repay indebtedness greater than €10.0 million.

Credit rating

     Our credit rating by Standard and Poor’s is “A (stable)” and by Moody’s is “A3 (positive outlook)” for long-term obligations and A-1 and P-2 respectively for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

Future contractual payments

     The following table reflects our contractual obligations as at December 31, 2002, excluding derivatives and hedging instruments, which are discussed in detail below under “Market Risk”.

		Payment due by period

		Less than			After
Contractual obligations	Total	1 year	1-3 years	4-5 years	5 years

	(euro in millions)
Short-term borrowings	313.1	313.1	—	—	—
Long-term debt	1,150.9	200.0	297.6	653.3	—
Operating leases	60.2	17.3	22.4	10.1	10.4
Capital leases	39.1	10.7	16.1	8.2	4.1
Long-term purchase commitments	150.3	67.1	83.2	—	—

Capital commitments	70.4	70.4	—	—	—

Total	1,784.0	678.6	419.3	671.6	14.5

     On December 30, 2002, we announced that we successfully closed the acquisition of a 26.1% shareholding interest in our Swiss operating subsidiary, Coca-Cola Beverages AG for a total consideration of €54.1 million. The interest was held by “EWN” Getränke Holding GmbH. The purchase agreement required us to pay 10% on December 30, 2002, with the remainder payable no later than April 30, 2003.

Market risk

Treasury policies and objectives

     We face financial risks arising from adverse movements in currency exchange rates, interest rates and commodity prices. Our board of directors has approved our treasury policy, which provides the control framework for all treasury and treasury-related transactions. Our treasury department is responsible for managing the financial risks of our group in a manner consistent with the policies approved by our board of directors. These policies include:

•	Hedging transactional exposures to reduce risk and limit volatility. Financial markets risk management products may be used provided they qualify as hedging activities under our hedging policies.

•	Ensuring that all transactions are executed in a most cost-efficient manner, are controlled effectively and are undertaken with approved counter-parties.

     Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. The use of financial instruments is restricted to circumstances where they do not subject us to increased market risk. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecast transaction. In the context of our overall treasury policy, and in line with board-approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under their respective headings below. We use financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. We do not, as a matter of policy, enter into speculative financial transactions.

     The board of directors has delegated authority to execute transactions, including hedging activities with approved financial institutions, to the managing director, the chief financial officer, the director of tax and treasury and the group treasurer. Under this authority, only specified permitted financial instruments, including hedging products, may be used for specific permitted transactions.

Interest rate risk

     Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 27, 2003 have maturities of up to three years. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount. We also use cash flow interest rate swaps to convert a portion of our floating rate debt to a fixed rate basis for the next three years, thus reducing the impact of interest rate changes on future income. In June 2001 and December 2001, we entered into interest rate swap agreements to convert €625.0 million and €300.0 million, respectively, of long-term fixed rate debt that we raised under our €2.0 billion euro medium term note program to a floating rate based on EURIBOR. The notional amounts of these swaps are €925.0 million. In December 2001, we also used a cash flow interest rate swap agreement to convert a portion of our €200.0 million long-term floating rate debt issued under the same program to fixed rate debt. The notional amount of this swap is €164.0 million. A nominal amount of unrealized losses were recorded in other comprehensive income in connection with this instrument at December 31, 2001, while at December 31, 2002, an unrealized loss of €1.2 million was recorded in other comprehensive income. These losses if realized, will be recorded as interest expense. As at December 31, 2002, 83% of the principal amount of our gross debt was subject to some type of financial instrument. This amount consists of 39% of gross debt that was subject to interest rate swaps (which has the effect of fixing our floating rate obligations) and 44% that was covered by interest rate cap options.

     During 2002 we recognized in other income €6.5 million of gains on interest rate swaps that were not eligible for hedge accounting. This amount was comprised of a €8.2 million gain from the effect of the undesignation of a portion of our €925.0 million swaps described above, and a €1.2 million loss from interest rate swaps that do not qualify for hedge accounting. By comparison, during 2001, we recognized a net loss of €1.7 million related to the ineffective portion of our interest rate swaps, as well as losses of €4.7 million in connection with cash flow hedges that were discontinued because the underlying debt was refinanced and replaced by new debt instruments. Both amounts were recorded as other expense.

     A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2002 would change interest expense on an annual basis by approximately €8.8 million. The effect of a 1% change in market interest rates for 2001 or 2000 would have had a similar effect. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign exchange risk

     We use financial instruments, such as forward foreign exchange contracts and foreign currency options, to reduce our net exposure to currency fluctuations. These contracts normally mature within one year. As a general objective, we attempt to hedge at least 50% of foreign exchange transaction exposures. It is our policy to negotiate the terms of hedging products to match the terms of the hedged items to maximize hedge effectiveness.

     At December 31, 2002, 2001 and 2000, we had forward foreign exchange contracts, principally for the euro and U.S. dollar. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €409.7 million as at December 31, 2002, as compared to €121.0 million as at December 31, 2001 and €99.5 million at December 31, 2000.

Commodity price risk

     We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. All of the sugar futures contracts have maturities of less than one year after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. At December 31, 2002, we recorded an unrealized gain of €2.7 million in accumulated other comprehensive income as a result of our sugar futures contracts, which if realized, will be recorded in cost of sales when the related sugar is utilized in 2003. This compares with an unrealized gain of €0.6 million as at December 31, 2001.

     We enter into multi-year volume purchase commitments with aluminum can manufacturers for a portion of our production requirements. Generally, these volume commitments are at fixed prices except for the aluminum content. We can, in quantities of our choice, request the manufacturer to fix the prices of the aluminum content in reference to market rates. We try to reduce our exposure to resin price fluctuations by buying forward where it is commercially reasonable to do so, or, particularly in Eastern Europe, by entering into transactions for the purchase of resin based on a fixed annual price. In Central and Western Europe, pricing is adjusted quarterly with a portion of our purchases indexed to PCI, an industry price indicator.

Credit risk

     We have no significant concentrations of credit risk due to our large customer base. We have put in place policies to help ensure that sales of products and services are only made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution.

     Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. Credit risk arises with respect to derivative financial instruments from the potential failure of counterparties to meet their obligations under the contract or arrangement. Our maximum credit risk exposure for each class of derivative instrument is as follows:

•	Foreign exchange contracts — the full amount of the foreign currency we will be required to pay or purchase when settling the forward contracts, in the event that our counterparties do not pay the currency they are committed to deliver to us. As at December 31, 2002, the fair value of foreign exchange contracts was €8.0 million while at December 31, 2001, it was insignificant.

•	Commodity contracts — the full amount we will be required to pay in the event that our counterparties do not supply the commodities they are committed to deliver to us. As of December 31, 2002, the fair value of commodity contracts reflected a gain a value of €2.7 million, compared to a gain of €0.6 million as at December 31, 2001.

•	Interest rate swaps — exposure is limited to the net fair value of the swap agreements, which amounted to a net asset of €21.1 million as at December 31, 2002 and €9.6 million as at December 31, 2001.

•	Interest rate options — exposure is limited to the net fair value of the option cap agreements, which totaled €2.1 million as at December 31, 2002. There were no interest rate options in 2001.

Capital expenditures and return on invested capital

     Capital investment is substantial in our business. As of June 16, 2003, we operated 78 bottling plants, 216 filling lines, 282 distribution centers, 77 warehouses and more than 4,000 vehicles. Set forth below are our capital expenditures in our three business segments for 2000 to 2002. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2002		2001		2000

	€	%	€	%	€	%

Business segment
Established countries	118.2	39.2	135.4	52.6	71.9	45.9
Developing countries	64.3	21.3	38.8	15.1	20.1	12.8
Emerging countries	118.9	39.5	83.1	32.3	64.6	41.3

Total	301.4	100.0	257.3	100.0	156.6	100.0

     Capital expenditure of €301.4 million for 2002 represented a €44.1 million, or 17.1%, increase over 2001. The increase included pre-spending on certain 2003 projects and also reflected the first full year of consolidation of Russian and Baltic operations. The increase in capital expenditure by €100.7 million in 2001, compared to 2000 reflects primarily the first full year contribution of Coca-Cola Beverages plc’s operations and increased capital investment on cold drink equipment and distribution infrastructure as part of our strategy to improve channel mix.

     We use Return on Invested Capital, or ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that, from 2003, our management incentive plan for our middle and senior ranking employees will use ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under U.S. GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

We define ROIC as follows:

Operating profit + amortization of intangible assets — income tax expense — tax shield
Return on Invested Capital	=
Capital employed

     Our “tax shield”, which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the Greek statutory tax rate of 35%. Our “capital employed” equals our shareholders’ equity plus our net borrowings.

     In order for the calculation of ROIC to be meaningful, it is necessary that the numerator and denominator cover the same subsidiaries. As a result, pro forma information has been used for 2001 to provide a meaningful comparison to 2002.

     In 2002, our ROIC was 4.8%, compared to pro forma ROIC of 4.2% for 2001.

	As reported
	under
	U.S. GAAP	Pro forma

	December 31,	December 31,
	2002	2001

	(euro in millions, except percentages)
Tax shield:
Interest expense	(70.3)	(83.0)	(1)
Greek statutory tax rate	35%	35%

	(24.6)	(29.1)
Numerator:
Operating profit	294.5	146.6	(1)
Amortization of intangible assets	—	77.8	(1)
Income tax expense	(73.3)	(24.4)	(1)
Tax shield	(24.6)	(29.1)	(1)

	196.6	170.9
Denominator:
Cash and cash equivalents	(101.3)	(141.7)	(2)
Short-term borrowings	313.1	89.0	(2)
Loans notes due to the Coca-Cola Company	—	158.2	(2)
Current portion of long-term debt and capital lease obligations	210.7	6.8	(2)
Long-term debt, less current portion	950.9	1,184.2	(2)
Capital lease obligations, less current portion	28.4	20.7	(2)

Net borrowings	1,401.8	1,317.2
Shareholders’ equity	2,713.2	2,787.2	(2)
Capital employed	4,115.0	4,104.4

Return on Invested Capital (ROIC)	4.8%	4.2%

(1)	Pro forma amounts for 2001 do not include the results of our Baltic bottling operations as they had not been consolidated as at December 31, 2001.

(2)	Capital employed amounts are on an as reported basis.

C.     Research and Development, Patent and Licenses

     Not applicable.

D.     Trend Information

     In the first quarter of 2003, our business was adversely impacted by geo-political and related macro-economic uncertainty and severe winter weather conditions. Although sales volume was adversely impacted by these factors, we delivered a solid financial performance.

     In the first quarter of 2003, our brand portfolio has been enhanced by new product introductions such as Vanilla Coke and a number of Fanta extensions. We also continue to intensify our efforts in marketplace execution. Our non-CSD product offering was enhanced by the launch of juice flavor extensions, BPM, a new energy drink in Ireland and the continuous rollout of Nestea and PowerAde in our countries. The integration of our newly acquired water businesses, Valser Mineralquellen AG in Switzerland and Dorna Apemin S.A. in Romania, is on track and both performed consistent with expectations for the first quarter of 2003. Consistent with our strategy to accelerate growth in the non-CSD sector we announced the acquisition, jointly with The Coca-Cola Company, of 100% of the shares of Multivita sp.z o.o., a Polish mineral water company.

     Net sales revenue for the first quarter of 2003 decreased against the prior year largely due to the weakening of selected local currencies against the euro. In addition, the higher contribution of sales volume from our emerging markets where the net sales revenue per unit case is lower, as well as an unfavorable channel and product mix, further impacted our revenues. However, these factors are largely negated in cost of goods sold in these markets where the costs of our key raw materials as well as other costs are denominated in U.S. dollars, thus serving as a natural hedge for the group operating results. The effect of this was reflected in a decrease in cost of goods sold for the first quarter of 2003 compared to 2002. We continue to drive costs lower through continued focus on our strategy to improve all aspects of our supply chain and other cost-reduction initiatives. Our operating profit for the first quarter of 2003 grew strongly from the previous year. The increase is attributable to a significant gross margin improvement, as well as other cost-savings. During 2003, we continue to expect the net impact of currency exchange fluctuations on operating profit to be minimal. In 2003, we plan to implement improvements in management of our working capital, particularly trade accounts receivable.

     In the second quarter of 2003, geo-political and macro-economic uncertainty has partly subsided and weather conditions have improved leading to improved sales volume performance, with a consequent benefit to net sales revenue and operating profit.

     We have adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”) with respect to all exit and disposal activity initiated after December 31, 2002. This statement requires that a liability for costs associated with exit or disposal activity be recognized and measured at fair value when the liability is incurred rather than at the date an entity commits to an exit plan. This impacts the recognition of one-time termination benefits such as severance pay and other termination indemnities where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract. This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

     Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor has been adopted by the company. The EITF provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the price of the vendor’s products or services and should be characterized as a reduction of cost of sales when recognized in the customer’s income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost. The adoption of this consensus has entailed some reclassification within the company’s income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative changes. This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The EITF also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction to the cost of the sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate provided the amounts are probable and reasonably estimated. If the rebate is not probable or reasonably estimatable, it should be recognized as the milestones are achieved. As this consensus is in line with existing company practice, it has no effect on the company’s financial statements.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

     Our board of directors and senior management are responsible for our management. In particular, senior management is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines established by our board of directors. The board approves three-year strategic and financial plans and detailed annual budgets. The business address of our directors and senior management is c/o Coca-Cola HBC, 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

Directors nominated by The Kar-Tess Group and The Coca-Cola Company Entities

     George David, Leonidas Ioannou, Anastasios Leventis and Haralambos Leventis were nominated by The Kar-Tess Group. Henry Schimberg and Alexander Allan were nominated by The Coca-Cola Company Entities. The Kar-Tess Group and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. George David is a first cousin of Anastasios Leventis and Haralambos Leventis. Anastasios Leventis and Haralambos Leventis are brothers.

Directors

Name	Age	Title	Initially Elected

George David	66	Chairman of the Board	January 2, 1981
Irial Finan	46	Managing Director	October 23, 1997(1)
Alexander (Sandy) R.C. Allan	58	Non-Executive Director	September 3, 2001
Kent Atkinson	58	Non-Executive Director	September 6, 2000
Antonio D’Amato	46	Non-Executive Director	January 1, 2002
Leonidas Ioannou	63	Non-Executive Director	January 2, 1981
Anastasios P. Leventis	62	Vice-Chairman of the Board	October 27, 2000
Haralambos K. Leventis	60	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	64	Non-Executive Director	September 6, 2000
Henry A. Schimberg	70	Non-Executive Director	September 6, 2000
Samir Toubassy	63	Non-Executive Director	September 6, 2000

(1)	Mr. Finan initially served as a member of the board of directors of Hellenic Bottling Company S.A. from October 23, 1997 to August 30, 2000 (Hellenic Bottling Company S.A. consummated its merger with Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on August 9, 2000). His current term began on May 18, 2001.

George David

     Mr. David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies owned by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Ltd. from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Titan Cement Company S.A. and Allantini AVEE. Mr. David is a trustee of the A.G. Leventis Foundation and is also actively involved with a number of other non-profit organizations. Mr. David is a member of our human resources committee.

Irial Finan

     Mr. Finan began his career in the Coca-Cola system in 1981 and was appointed financial controller of Coca-Cola Bottlers, Dublin, in 1984. In 1987, he was appointed finance director of Coca-Cola Bottlers Ireland, a member of our group, where he was also responsible for information systems. Mr. Finan became managing director of Coca-Cola Bottlers Ulster Ltd in 1991. In 1993, he was instrumental in restructuring our bottling operations in Bulgaria and Romania. At the beginning of 1995, Mr. Finan was appointed managing director of Coca-Cola Molino Beverages and joint managing director of Hellenic Bottling Company with operational responsibility for the Republic of Ireland, Northern Ireland, Moldova, Romania, Russia and Nigeria. He was the lead member of the integration team in relation to the merger with Coca-Cola Beverages plc. In April 2000, Mr. Finan became one of our three regional directors and was given responsibility for 16 countries. He became managing director in May 2001 and at the same time he was appointed to the board of directors.

Alexander (Sandy) R.C. Allan

     Mr. Allan started his career at The Coca-Cola Company in South Africa as finance manager of the Johannesburg bottler in 1968 and in 1971 joined the corporate audit team. In 1978, he joined the Southern and Central African division of The Coca-Cola Company, first as division finance manager and then as deputy division president. In 1986, he was appointed managing director of NatBev South Africa. In 1993, Mr. Allan was appointed president of the Middle East and North African division of The Coca-Cola Company, a position in which he served until 1999. In late 1999, he was appointed senior vice president of The Coca-Cola Company and president of the Asia Pacific business unit of The Coca-Cola Company. In March 2001, he was also elected executive vice president of The Coca-Cola Company and president and chief operating officer of the Asia Group business unit of The Coca-Cola Company. In August 2001, Mr. Allan was appointed as the president and chief operating officer for the Europe, Eurasia and Middle East business unit of The Coca-Cola Company, with effect from January 1, 2002. Mr. Allan is a member of our audit committee.

Kent Atkinson

     Mr. Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He began his career in 1964 with the Bank of London and South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson is chairman of our audit committee and serves as our senior independent non-executive director. Mr Atkinson is also a non-executive director of Marconi plc, Marconi Corporation plc, and Cookson Group plc.

Antonio D’Amato

     Mr. D’Amato started his business career in 1979 with Caroprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and in 1991, he became president of the Finseda Group. Since 1996, Mr. D’Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D’Amato was appointed vice president of UNICE (Union of Industrial and Employers’ Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Leonidas Ioannou

     Mr. Ioannou trained as an architect and engineer and began his career in 1967 with Joannou & Paraskevaides Limited, a group of privately held international building and civil engineering companies with offices in Nicosia, Athens, London and the Middle East. He is currently the vice-chairman of the board of directors and the chairman of the executive board of Joannou & Paraskevaides (Overseas) Ltd. He is also the chairman of Athenaeum Hotel and Tourist Enterprises S.A., which owns the Athenaeum Inter-Continental Hotel in Athens and the chairman of J&P-AVAX S.A. Mr. Ioannou serves on the councils of several non-profit organizations and museums.

Anastasios P. Leventis

     Mr. Leventis has been working in Nigeria for the group of companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was appointed honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis also serves on the councils of several non-profit organizations.

Haralambos K. Leventis

     Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Ltd, where he was the executive director reporting to the board for the management of the company. Mr. Leventis is a trustee of the A.G. Leventis Foundation and a member of the board of directors of various entities in the Leventis group.

Sir Michael Llewellyn-Smith

     Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and British Ambassador to Greece (1996-1999). He is currently chairman of the British Institute in Paris, a member of the council of London University, vice president of the British School of Athens, vice chairman of the Cathedrals Fabric Commission for England and member of the council of the Anglo-Hellenic League. Sir Michael Llewellyn-Smith is chairman of our human resources committee.

Henry Schimberg

     Mr. Schimberg started his career in the non-alcoholic beverages industry in 1958. In 1982, he joined the Johnston Coca-Cola Bottling Group as president and chief operating officer. In 1991, the Johnston Coca-Cola Bottling Group merged with Coca-Cola Enterprises, Inc. and Mr. Schimberg was appointed president and chief operating officer of Coca-Cola Enterprises. In April 1998, he was elected president and chief executive officer of Coca-Cola Enterprises. In December 1999, Mr. Schimberg retired from Coca-Cola Enterprises. Mr. Schimberg presently serves on the board of directors of Coca-Cola Company Amatil Limited and Panamerican Beverages, Inc. Mr. Schimberg is a member of our human resources committee.

Samir Toubassy

     Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. He has held academic and consulting positions with the University of California, the American University of Beirut, The Ford Foundation, and Herman Smith Associates. In 1980, he joined The Olayan Group. He also serves on several group boards. Mr. Toubassy is a board member of The Coca-Cola Bottling Company of Saudi Arabia and of the Frigoglass Group of Companies. He serves on the board of trustees of Thunderbird - The American Graduate School of International Management, and is a member of the Institute of Directors in London. Mr. Toubassy is a member of our audit committee.

Senior Management

Name	Age	Title

Irial Finan	46	Managing Director
William W. Douglas III	42	Chief Financial Officer
Tony Maher	46	Regional Director, Italy, Republic of Ireland, Northern Ireland, Austria, Switzerland, Russia, Belarus, Ukraine and Slovenia
Richard Smyth	45	Regional Director, Poland, Hungary, Czech Republic, Slovakia, Nigeria, Estonia, Latvia and Lithuania
Pericles Venieris	45	Regional Director, Greece, Croatia, Romania, Bulgaria, Serbia and Montenegro, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia
Tony Baynes	52	Director, Public Affairs & Communication
Jan Gustavsson	37	General Counsel and Company Secretary
Cynthia McCague	52	Human Resources Director
Mario Van de Bilt	52	Director Supply Chain & IS

Irial Finan

     Mr. Finan is a member of both our board of directors and our senior management team. His biography is set forth above under “Directors”.

William W. Douglas III

     Mr. Douglas joined The Coca-Cola Company in 1985. Until 1991, he held various positions within the finance organization of The Coca-Cola Company USA and the European Union financial services group of The Coca-Cola Company. In 1991, he was appointed as division finance manager for the Nordic & Northern Eurasia Division of The Coca-Cola Company. He moved to Atlanta in 1994 as executive assistant to the president of The Coca-Cola Company’s Greater Europe Group. In 1996, Mr. Douglas became Nordic Region manager and led the process of the creation of Coca-Cola Nordic Beverages, a joint venture key bottler for the Nordic countries. Mr. Douglas was appointed controller of Coca-Cola Beverages plc in June 1998, a position he held until February 2000, when he was appointed chief financial officer of Coca-Cola Hellenic Bottling Company S.A. Before joining the Coca-Cola system, Mr. Douglas was associated with Ernst & Whinney, an international accounting firm.

Tony Maher

     Mr. Maher began his career with Coca-Cola Bottlers Dublin in 1975. He held various sales and marketing positions until 1994, when he became country manager of our Romanian operations. In 1996, he was named country manager of our Russian operations. In December 2000, Mr. Maher was appointed regional director with responsibility for Russia, Ukraine, Belarus and Armenia. In June 2001, he also assumed responsibility for Croatia, Slovenia, and Bosnia and Herzegovina, and more recently for our bottling operations in Lithuania, Estonia and Latvia. On September 1, 2002, a revised organizational structure of our senior management team became effective and Mr. Maher became regional director for Italy, the Republic of Ireland, Northern Ireland, Austria, Switzerland, Russia, Belarus, Ukraine and Slovenia.

Richard Smyth

     Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was Vice President-Southeast Asia of the company’s nutritional drinks business. As Vice President, he was responsible for the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé’s world-wide duty free business. He is responsible for our operations in Poland, Hungary, the Czech Republic, Slovakia, Nigeria and the Baltic territories of Estonia, Latvia and Lithuania.

Pericles Venieris

     Mr. Venieris commenced his career with Hellenic Bottling Company in 1979. He held various positions in the finance and sales departments until 1991, when he was appointed general manager of the Rhodes and Corfu plants. In 1994, he was appointed general manager of our Bulgarian operations. In 1996, he was also assigned the responsibility for our South-West Greece division. In 1997, Mr. Venieris was appointed country manager of our Greek operations. In June 2001, he became regional director with responsibility for Greece, Bulgaria, Romania, Moldova, the Former Yugoslav Republic of Macedonia and Serbia and Montenegro and, on September 1, 2002, he also assumed responsibility for Croatia, Bosnia and Herzegovina and Armenia.

Tony Baynes

     Prior to joining the Coca-Cola system, Mr. Baynes held various senior management positions in the broadcasting industry with the BBC radio in Britain and later with Radio Television Hong Kong where he headed the English program service. Mr. Baynes joined the Coca-Cola system in 1990 as external affairs manager for the Central Pacific division of The Coca-Cola Company in Hong Kong. He subsequently held key roles in corporate communications, including supporting the establishment of The Coca-Cola Company’s key bottler in Southeast and West Asia and the establishment of The Coca-Cola Company’s bottling operations in Vietnam and Cambodia. In 1994, Mr. Baynes transferred to the position of vice-president and director of corporate communications with F&N Coca-Cola PTE Limited, The Coca-Cola Company’s key bottler for eight countries in Southeast and West Asia. Mr. Baynes was appointed our director of public affairs and communication in February 2000 and is responsible for leading the internal and external communications function across all of our 26 countries.

Jan Gustavsson

     Mr. Gustavsson began his career with the Coca-Cola system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of The Coca-Cola Company. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of Coca-Cola Hellenic Bottling Company S.A. in August 2001.

Cynthia McCague

     Ms. McCague has over 25 years of experience in all aspects of human resources management, including the areas of organization development, training, talent development, compensation and employee relations. Ms. McCague joined The Coca-Cola Company in 1982 and in the following years was responsible for human resources management in various parts of the Coca-Cola system. She was appointed director of Human Resources for The Coca-Cola Company’s European Union operations in 1989 and has worked across a broad range of European countries since that time. Ms. McCague joined Coca-Cola Beverages plc as director of human resources in 1998 following the establishment of the company and was appointed our human resources director in February 2000.

Mario van de Bilt

     Mr. van de Bilt joined us in 1997 as procurement director and, in 2001, he became director of shared services responsible for supply chain operations, procurement and information services. Prior to joining the Coca-Cola system, Mr. van de Bilt worked 11 years for Digital Equipment Corporation across Europe, where he subsequently held management positions at the European level as corporate accounts manager, business unit manager, services logistics manager and acquisition and purchasing manager. Mr. van de Bilt also worked as account manager at Philips Data Systems in Germany in 1985 and 1986. He began his career with Wang Laboratories in 1977, where he held various international customer service and IT management positions.

     Mr. Finan and Mr. Venieris are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

B.     Compensation

Remuneration policy

     We aim to provide sufficient compensation for our employees to attract and retain individuals with the skills necessary to successfully manage and grow our business and maximize shareholder value. In particular, we must attract, retain and motivate high caliber executives for whom there is an international market. The human resources committee seeks to provide total compensation that is competitive with other multinational companies similar to us in terms of size, geographical spread and complexity of operations. In line with our commitment of maximizing shareholder value, our policy is to link a significant portion of our senior ranking employees’ remuneration to the performance of our business through incentive and stock option plans. Equity related compensation of senior ranking employees’ aligns the financial interests of senior management with those of shareholders.

     In constructing and reviewing remuneration packages, the emphasis is on linking pay with performance by rewarding effective management of business performance as well as individual achievement.

Compensation and pension benefits of directors and senior management

     The total remuneration paid to our directors and senior management (including deferred or contingent compensation accrued for in the year and payments to separate trusts administering defined benefit plans) during 2002 amounted to €8.7 million. The total amount set aside or accrued by us and our subsidiaries in 2002 to provide pension, retirement or similar benefits for our directors and senior management amounted to €0.1 million. Members of senior management either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

     We operate a management incentive plan for our middle and senior ranking employees. In 2002, the individual incentive was based upon individual performance and business unit performance in terms of sale volumes, COP and Return on Tangible Assets, or “ROTA”. The target award as a percentage of annual base salary increases with level of responsibility and varies from 15% up to 70% of an employee’s base annual salary. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €16.8 million to eligible employees under the plan based on individual and business unit performance in 2002. Starting from 2003, operating profit, will replace COP and ROIC will replace ROTA as the criteria for business performance under the plan.

Long term incentive plan

     A long term incentive plan was adopted for implementation in 2003 as a replacement of the stock option plan for middle ranking employees. The plan covers three-year periods and incentive payouts will be based on ROIC performance against three-year objectives. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this newly adopted plan will have a greater motivational impact on middle ranking employees because they can more directly link their efforts to the performance, in terms of ROIC, of their specific unit.

Stock option plan

     The senior executives of our company are eligible to participate in our stock option plan. Options are viewed as an integral part of the total remuneration package for senior executives. Middle ranking employees no longer participate in the stock option plan, following adoption of the long-term incentive plan.

     Options are granted at an exercise price equal to the average value of the mid-price quotation of our shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

     Options are granted by the board of directors upon the recommendation of management, based on a view of competitive market conditions for employee remuneration and employees’ performance. The stock option award for the managing director is recommended by the human resources committee.

     Our company views stock options as a long-term component of the total remuneration package of its senior executives whose roles have an impact on the results of the business as a whole and it intends to continue issuing stock options to these employees, taking into account, among other factors, its profit growth, business prospects and financial condition as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted during each year must be approved by our shareholders at a general meeting. In addition, under our articles of association all options outstanding at any time under all its stock option plans may not exceed 10% of its outstanding share capital.

     The following table summarizes information about options outstanding and exercisable as at December 31, 2002. One or more of our senior managers participates in each of the plans listed.

						Number of
						options
		Vesting status				outstanding
		as at				as at
	Exercise price	December 31,	Vesting schedule:		End of	December 31,
	in euro	2002	additional one third vests on		exercise period	2002

Sub Plan 1	25.06	Fully vested	—	—	July 11, 2008	356,653
Sub Plan 2	22.71	Fully vested	—	—	Sept. 29, 2008	30,260
Sub Plan 3	18.80	Fully vested	—	—	Dec. 08, 2009	675,545
Sub Plan 4	16.22	Two-thirds vested	Dec. 13, 2003	—	Dec. 12, 2010	2,575,733
Sub Plan 5	13.35	One-third vested	June 28, 2003	June 28, 2004	June 27, 2011	180,000
Sub Plan 6	16.05	One-third vested	Dec. 13, 2003	Dec. 13, 2004	Dec. 12, 2011	1,906,767

Total						5,724,958

     During 2002 the company granted stock appreciation rights to its senior executives. Where feasible, these stock appreciation rights were converted into regular stock options following the approval of such conversion by our shareholders at the annual general meeting held on June 6, 2003. The stock appreciation rights were granted by the board of directors upon the recommendation of management and based on employee performance and the competitive market conditions for employee remuneration. An award of stock appreciation rights for our managing director was also approved by our board following a recommendation by the human resources committee. The senior management team and our managing director together received 467,000 stock appreciation rights as a reward for their recent performance. In total on December 11, 2002, we granted 738,400 stock appreciation rights, including those received by senior management and our managing director, at an exercise price of €14.31, representing approximately 0.3% of our outstanding share capital as of December 31, 2002. Of the 738,400 stock appreciation rights granted, 718,900 have been converted into regular stock options on June 6, 2003. One third of the options and rights will vest on December 11, 2003, December 11, 2004 and December 11, 2005, with a final exercise period of December 10, 2012.

     Under Greek law, ordinary shares may be issued pursuant to a stock option plan only during the month of December. As a result, the terms of our stock option plan provide that any option must be exercised no later than December 17 in any given year for the ordinary shares to be issued in the same year. Eligible employees who leave our company for another company of the Coca-Cola system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum experience of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the general rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the month of December next following the first anniversary of the termination. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December. Options lapse and cease to be exercisable, if the option holder transfers, pledges or encumbers the option in any way, if his employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

     You should read note 13 to our consolidated financial statements for additional information on our stock option plan.

Stock appreciation rights

     Historically, due to uncertainty about the Greek corporate and tax effects of the grant of share options by our company, we granted stock appreciation rights. These stock appreciation rights were converted into regular stock options in 2001 for employees in countries where it was feasible. During 2002, additional stock appreciation rights were granted to senior executives. The rights provided employees with the ability to receive the appreciation in value of 738,400 ordinary shares and had an exercise price of €14.31. The terms of these stock appreciation rights were based on the basic terms and conditions of stock option grants except that, instead of shares, the holders of the rights would receive a payment equal to the difference between the market price of the company shares at the date of exercise and the exercise price. We recognized a nominal compensation expense in relation to the stock appreciation rights in 2002. For each of the years ended December 31, 2001 and 2000 we recorded a compensation expense of less than €0.1 million in relation to the stock appreciation rights.

Stock purchase plan

     We operate a stock purchase plan, The Coca-Cola HBC Stock Purchase plan, in which eligible employees can participate.

     Under the terms of this plan, employees can invest between 1% and 15% of their salary in our ordinary shares by contributing to the plan monthly. We match up to a maximum of 3% of the employees’ salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Stock Exchange, by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest 350 days after the purchase. However, forfeited shares are held in a reserve account by the trust, do not revert back to us and may be used to reduce future matching contributions. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, we match our Greek-resident employees’ contribution up to a maximum of 5% of their salary with an annual employer contribution, which we make in December, and matching shares purchased in December vest immediately.

     The cost of shares purchased by our company’s matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders’ equity. The expense for 2002, 2001 and 2000 totaled €1.5 million, €1.3 million and €0.4 million, respectively.

     We have made no provision for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

     You should read note 8 to our consolidated financial statements for additional information on our stock purchase plan.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

     Employees of our subsidiaries in Nigeria, Greece, Bulgaria and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees’ service period.

     Our subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as does one of the two plans in Northern Ireland and the plan in Greece. The Austrian Plan does not have plan assets.

     You should read note 7 to our consolidated financial statements for additional information on our pension benefits.

Italian severance indemnity

     Our employee benefit obligations also include the liability for severance indemnities related to employees of our Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability was €25.2 million at December 31, 2002, €23.3 million at December 31, 2001 and €23.5 million at December 31, 2000. The charge to earnings was €4.8 million for 2002, €4.3 million for 2001 and €2.0 million for 2000, respectively.

Defined contribution plans

     We also sponsor defined contribution plans covering employees at five of our subsidiaries. Our contributions to these plans were €7.9 million in 2002, €3.5 million in 2001 and €2.8 million in 2000.

Directors’ service agreements

     Irial Finan, our managing director, has service arrangements with us that provide, subject to certain conditions, for the payment to Mr. Finan of an amount equal to his base salary (as adjusted at the time of the termination) for a period of 24 months, in the event that we terminate his employment with us other than for cause. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

C.     Board Practices

Board of directors

     Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 11 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2005. Following a resolution of the meeting of our shareholders on May 20, 2002, effective at the annual general meeting of our shareholders in 2005 (unless all the current members of the board resign or are dismissed by the general meeting and a new board is elected prior to 2005), one third of the board will be renewed by re-election or replacement each year. The annual general meeting of our shareholders will have the authority to decide the order in which our board of directors will be renewed. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors are required to elect a replacement for the remainder of the board’s term and such election must be submitted for approval at the first annual general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated at their annual general meeting.

     Our board of directors meets at regular intervals during the year. The members of our board of directors are supplied on a timely basis with comprehensive information on the business development and financial position of our company, the form and content of which the board believes is satisfactory to discharge its duties and carry out its responsibilities. All directors have access to our general counsel and there is a procedure in place to enable them to receive additional professional advice at the expense of our company. Non-executive directors have full access to the managing director, the members of our senior management as well as our external auditors and our internal audit team.

     Recently enacted Greek Codified Law 3016/2002 requires that at least one-third of the board of directors of Greek listed companies is comprised of non-executive members, two of whom must be independent. Greek Codified Law 3016/2002 provides that an independent director must not have any direct or indirect relationship with the company or its affiliates that would interfere with the exercise of independent judgment. Our board of directors complies with these provisions of Greek Codified Law 3016/2002.

     Greek law prohibits a director from voting on a proposal, arrangement or contract in which the director is personally interested. In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions — The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities” for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company’s board members is to be paid out of our net income (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company’s paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company’s board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company’s share capital and if the court finds such compensation to be “exorbitant”. The remuneration of our directors is subject to approval by our shareholders.

Committees of the board of directors

Human resources committee

     The human resources committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (chairman), George David and Henry Schimberg. The chairman of the human resources committee is appointed by the board. The committee meets at least four times a year. Our managing director and our human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

•	establishing the principles governing our human resources policy and the compensation policy of the company that will guide management decision-making and action.

•	making recommendations to our board of directors regarding company-wide compensation and benefit plans and the main compensation elements for our senior managers who report to the managing director.

•	overseeing succession planning policy and making recommendations to the board of directors on the succession of the managing director and the appointments of those who report to the managing director.

•	establishing the principles governing our corporate social responsibility policies.

•	making recommendations to the board of directors concerning potential non-executive directors, drawing on the best available outside resources.

Audit committee

     The audit committee comprises Kent Atkinson (chairman), Sandy Allan and Samir Toubassy. The chairman of the audit committee is appointed by the board. Our general counsel and company secretary is also the secretary of the audit committee. The committee meets at least four times a year. Our chief financial officer, as well as our external auditors and the head of our internal audit team, normally attend all meetings of the audit committee. The committee also meets separately with our external auditors at least once a year. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The committee operates under written terms of reference and its duties include:

•	the appointment of the external auditors, their audit fee and any questions of resignation or dismissal of our external auditors.

•	discussing with the external auditors before the audit commences the nature and scope of the audit and ensure coordination where more than one audit firm is involved.

•	reviewing our annual financial statements before submission to the board, focusing particularly on any changes in accounting policies and practices, major judgmental areas, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and compliance with any applicable stock exchange and legal requirements.

•	discussing issues arising from the interim and final audits and any matters the external auditors may wish to discuss.

•	reviewing the internal audit program, receiving summaries of internal audit investigations and management’s response and ensuring co-ordination between the internal and the external auditors.

•	reviewing the effectiveness of corporate governance and internal control systems and, in particular, to review the external auditor’s management letter and management’s response.

•	reviewing and recommending approval to the board of our code of business conduct as well as our treasury policy and chart of authority, which provide the control framework for all treasury and treasury-related transactions.

•	considering any other matters, as appropriate.

Corporate governance

     As part of our company’s commitment to best practice in corporate governance matters, we have implemented a number of measures to enhance internal control and risk management within our company.

Internal audit

     Our internal audit department reports to the audit committee, which reviews and approves the internal audit work program for each year. The internal audit department comprises 16 full-time internal staff covering a range of disciplines and business expertise. Its objective is to provide assurance to the board of directors on internal controls across the group. For this purpose, the head of the internal audit department makes regular presentations to the audit committee.

     The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with regional and country managers, as well as the group’s chief financial officer, general counsel and corporate controller receive a copy and discuss all audit reports.

Disclosure Committee

     A disclosure committee has recently been established and disclosure controls and procedures were adopted to ensure the accuracy and completeness of the company’s public disclosures. The disclosure committee comprises the company’s chief financial officer, general counsel, corporate controller and director of investor relations.

The identification and management of risk

     The company has in place a risk management function for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, the business processes, and the information available for business decisions. The risk identification and assessment process has been incorporated as part of the company’s annual business plan process since 2001. This covers all countries and involves senior management of the company and of each business unit. The process enables a regular review to take place by management of the risks associated with the business and the plans to address them.

Accountability

     Financial and other authorization limits have been set and procedures for approving capital and investment expenditure have been established. The country is the basic unit for purposes of business performance and our policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support functions and expertise where it is not practical or economic to provide these at a country level.

Code of Ethics

     We have adopted a code of ethics covering our senior management and directors. This code of ethics complies with the standards prescribed in the Public Company Accounting Reform and Investor Protection Act of 2002. We also have in place a corporate code of conduct applicable to all our employees.

Recent rulemaking initiatives on corporate governance standards

The Sarbanes-Oxley Act of 2002

     The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for U.S. and foreign companies reporting in the United States, especially in the area of audit committee composition and authority. The SEC has subsequently issued a number of rules implementing the provisions of the Sarbanes-Oxley Act of 2002.

In particular, the Sarbanes-Oxley Act of 2002 calls for audit committees of U.S. and foreign reporting companies to be entirely composed of independent board members. Currently, not all of the members of our audit committee would be considered to be independent. The Sarbanes-Oxley Act of 2002 will also require issuers to disclose whether there is at least one member of the audit committee that would qualify as a financial expert. In addition, the Sarbanes-Oxley Act of 2002 will also require public companies, both U.S. and non-U.S., to file with each annual report an internal control report prepared by management and attested by the company’s independent auditor. The report must assess the effectiveness of the company’s internal control, over financial reporting, based on management’s evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-U.S. issuers for fiscal years ending on or after April 15, 2005. Accordingly, we will provide our first report on the company’s internal control over financial reporting as part of our annual report on Form 20-F for the financial year ended December 31, 2005.

     We are closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure our compliance with any rules as they become applicable to us as a foreign private issuer.

The proposals of the New York Stock Exchange on corporate governance listing standards

     The New York Stock Exchange has recently published a set of proposed rules on corporate governance listing standards that have been submitted to the SEC for approval. These proposals follow a report on corporate governance listing standards issued on June 6, 2002 by the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange and take into account the Sarbanes-Oxley Act of 2002. In contrast to the Sarbanes-Oxley Act of 2002, the rules proposed by the New York Stock Exchange would apply for the most part only to U.S. companies listed on the New York Stock Exchange. Foreign companies listed on the New York Stock Exchange would, in principle, only be required to disclose significant differences between their respective local laws and practices and the standards applicable to U.S. companies, except with respect to standards duplicating mandatory corporate governance provisions included in the Sarbanes-Oxley Act of 2002. The proposals of the New York Stock Exchange are subject to public comment and SEC approval but could still be finalized in the second half of 2003. Transition periods generally between six and 18 months are being proposed to allow subject companies to comply with the new listing standards.

     Greek corporate law and our corporate practices differ in certain respects from the rules proposed by the New York Stock Exchange, at least in their current form. In particular, the proposed rules would require U.S. companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members. Our board of directors has not yet made a determination as to the independence of its members and whether a majority of them would be deemed independent under the proposed rules. In addition, our human resources committee, which fulfils the role of both the nominating/corporate governance committee and the compensation committee, is not entirely comprised of independent members and does not have sole authority to determine our managing director’s compensation. Finally, we do not have a written set of corporate guidelines as required under the proposed rules for U.S. companies.

     We are continually reviewing our corporate governance standards and procedures in light of the relevant debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

     Our policy across our countries is to manage our operations to protect the health and safety of our employees and of the communities in which we operate. Consequently, we require all of our subsidiaries and employees to comply fully with local legal requirements and with our workplace safety policy.

D.    Employees

Employees

     The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2000, 2001 and 2002.

	Average Number of Employees in(1)

	2002	2001	2000(2)

By Activity
Production and Warehousing	12,565	10,899	10,977
Sales and Marketing	12,132	10,650	10,403
Administration	5,133	4,578	4,468
Distribution	5,460	4,713	4,293

Total	35,290	30,840	30,141
By Segment
Established Countries	8,092	6,928	6,746
Developing Countries	6,897	6,549	6,440
Emerging Countries	20,301	17,363	16,955

Total	35,290	30,840	30,141

(1)	In addition to the information presented in the table above, we consider the 564 employees of Brewinvest S.A., a joint venture in which we own 50%, to be our employees. However, for U.S. GAAP purposes, the results of this entity are not consolidated into our results of operations, but are reflected in our share of income (loss) of equity method investees.

(2)	Information for 2000 is presented on a pro forma basis, assuming the acquisition of Coca-Cola Beverages plc had occurred on January 1, 2000.

     We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, on an annual basis we employ 1,000 to 1,500 seasonal employees.

     Approximately 28%, or 10% excluding Nigeria, of our employees were members of trade unions or subject to collective bargaining agreements as of December 31, 2002. In Nigeria, virtually all of our employees are union members. Part of our workforce in Austria, Belarus, Bulgaria, Croatia, Greece, the Republic of Ireland, Northern Ireland, Italy, Russia, Slovenia, Serbia and Montenegro and Switzerland are also unionized. We seek to maintain direct and frequent communications with all our employees, in all locations, whether unionized or not. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. We have not experienced any material industrial relations issues in the past three years. We consider our relationship with our workforce to be good.

     Under the European Works Council Directive 94/45/EU, in January 2002, we reached an agreement to establish a European Works Council, “EWC”, which includes employee representatives from our European Union operations and will cover our operations in Italy, Greece, the Republic of Ireland, Northern Ireland and Austria. This agreement was endorsed by central management and employee representatives and the first meeting of the EWC took place in November 2002. Our EWC is comprised of four representatives of management and 12 representatives of employees. It provides an annual forum for consultation on transactional matters affecting more than one of our EU countries. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council will not affect the exclusive right of management to make business, financial, commercial and technological decisions.

Poland, Hungary, the Czech Republic, Slovakia, Lithuania, Estonia, Latvia and Slovenia are scheduled to enter the European Union in 2004 subject to approval by referendum of the accession treaty in each of the countries. We are currently implementing a European Union enlargement plan project to ensure that all of our operations are compliant with European Union directives in 2004, including extending membership of our EWC to each of the eight countries.

E.    Share Ownership

     Except as disclosed below under Item 7 “Major Shareholders and Related Party Transactions — Major shareholders”, as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

     Prior to our merger with Coca-Cola Beverages plc, The Kar-Tess Group had a 68.6% interest in us, while The Coca-Cola Company held, directly and indirectly, 50.5% and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held 10.8% of the outstanding share capital of Coca-Cola Beverages plc. The
Coca-Cola Company and the Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for our ordinary shares at the time of the merger.

     Our principal shareholders are Boval S.A., Kar-Tess Holding S.A. and Socomex S.A. (each of which is a Luxembourg company and which together comprise The Kar-Tess Group), jointly holding approximately 39.8% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 24.0% of our outstanding ordinary shares. Four members of our board of directors, Mr. G. David, Mr. L. Ioannou, Mr. A. Leventis and Mr. H. Leventis, were nominated by The Kar-Tess Group and elected in accordance with the provisions of a shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You

should read “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” for a more detailed description of the shareholders’ agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. G. David, Mr. A. Leventis and Mr. H. Leventis may be deemed, under the rules of the U.S. Securities and Exchange Commission, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership.

     The Coca-Cola Company holds its shares through five companies that are parties to the shareholders’ agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Two members of our board of directors, Mr. Allan and Mr. Schimberg, were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

     In addition, by reason of the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities, The Kar-Tess Group and The Coca-Cola Company may be deemed to constitute a “group” pursuant to the rules of the U.S. Securities and Exchange Commission, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. G. David, Mr. A. Leventis and Mr. H. Leventis, Kar-Tess Holding, Boval S.A. and Socomex S.A., The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

     The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at June 6, 2003.

(1)	Collectively, The Kar-Tess Group.

(2)	The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

     The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 6, 2003.

	Percentage of	Number of
	ordinary	ordinary
	shares %	shares

	As at	As at
	June 6, 2003	June 6, 2003

Name
The Kar-Tess Group(1)
Kar-Tess Holding S.A.	28.7	67,947,006
Boval S.A.	6.3	14,869,250
Socomex S.A.	4.8	11,351,312

	39.8	94,167,568
The Coca-Cola Company (2)
Coca-Cola Overseas Parent Limited(2)	12.7	30,001,980
Atlantic Industries(2)	8.1	19,182,913
Other shareholders related to The Coca-Cola Company(2)(3)	3.2	7,556,493

	24.0	56,741,386
The Olayan Group
Competrol Establishment	5.1	12,105,263

(1)	In December 2002, Kar-Tess Holding S.A. disposed of 3.9 million ordinary shares (or 1.6% of our share capital) that it previously held.

(2)	These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company.

(3)	None of these other shareholders owns 5% or more of our outstanding shares.

     Except as set forth in the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities, none of our major shareholders have special voting rights. You should read “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” below for a more detailed description of the voting rights of, and the voting arrangements among, the parties to the shareholders’ agreement.

B.    Related Party Transactions

Our relationship with The Coca-Cola Company

The Coca-Cola Company system

     The Coca-Cola system is based on a division of functions between The Coca-Cola Company and its various bottlers that is intended to optimize the production, marketing and distribution of The Coca-Cola Company’s beverages world-wide.

     The Coca-Cola Company owns the trademarks of the beverages of The Coca-Cola Company, controls the global marketing of The
Coca-Cola Company’s brands and supplies the bottlers of The Coca-Cola Company’s products with the concentrate for such products.

     In their local markets, the bottlers of The Coca-Cola Company’s products undertake to:

•	produce the products of The Coca-Cola Company.

•	engage in local marketing and promotional activities customized to the particular circumstances of the markets in which they operate.

•	establish business relationships with local customers and develop local distribution channels, for example, by investing in cold drink equipment, such as coolers.

•	distribute the products of The Coca-Cola Company to retailers either directly or indirectly through wholesalers.

     The Coca-Cola Company maintains relationships with independently owned bottlers in which The Coca-Cola Company has no ownership interest, with bottlers in which The Coca-Cola Company has invested and holds a non-controlling ownership interest and with bottlers in which The Coca-Cola Company has invested and holds a controlling ownership interest.

Key bottler of The Coca-Cola Company

     We are one of the world’s largest bottlers of The Coca-Cola Company’s products and we believe that we have strategic importance within the Coca-Cola system. As one of The Coca-Cola Company’s key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2002, the products of The Coca-Cola Company accounted for approximately 94% of our total sales volume. The
Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company’s objectives and The Coca-Cola Company shares this view.

Bottlers’ agreements

     The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottler’s agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottler’s agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company’s trademarked beverages. All the bottler’s agreements entered into by The Coca-Cola Company and us with respect to our non-European Union markets are in the form of The Coca-Cola Company’s standard international bottler’s agreements. The bottler’s agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company’s standard European Union bottler’s agreements.

     On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes PLC in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottler’s agreements substantially similar to the standard European Union bottler’s agreement and in Nigeria, Russia, Bulgaria, Bosnia and Herzegovina, Croatia, Greece, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia pursuant to bottler’s agreements substantially similar to the standard international bottler’s agreement of The Coca-Cola Company, except that the bottler’s agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottler’s agreements (for countries outside the European Economic Area)

     Exclusivity. Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottler’s agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottler’s agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating company’s territories and, in such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company’s prior consent.

     Supply of concentrate. Our international bottler’s agreements require us to purchase all our requirements of concentrate for beverages of The Coca-Cola Company from The Coca-Cola Company and its authorized suppliers. The Coca-Cola Company sells concentrate to us at prices that The Coca-Cola Company determines on an annual basis in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country.

     Packaging of the products of The Coca-Cola Company. We must distribute all the products of The Coca-Cola Company in containers authorized by The Coca-Cola Company. The Coca-Cola Company has the right to approve, in its sole discretion, any kind of packages and containers for The Coca-Cola Company’s beverages, including their size, shape and other attributes. The Coca-Cola Company may, in its sole discretion, redesign or discontinue any package of any beverage of The Coca-Cola Company, subject to certain limitations, so long as The Coca-Cola Company’s beverages covered by the relevant agreement are not all discontinued. We must purchase all containers, closures, cases and other packaging materials and labels from manufacturers approved by The Coca-Cola Company. The Coca-Cola Company is the sole owner of the trademarks that identify The Coca-Cola Company’s beverages and of the secret formulae used in concentrates. We are prohibited from producing other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities.

     Other conditions. We are required to maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials as well as to undertake adequate quality control measures prescribed by The Coca-Cola Company. We also undertake to develop, stimulate and meet the demand for The Coca-Cola Company’s beverages and use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to meet that objective and to maintain sound financial capacity to secure the performance of our obligations to The Coca-Cola Company. We are required to submit to The Coca-Cola Company for each of our territories an annual business plan, which must be acceptable to The Coca-Cola Company. In practice, however, we work closely with The Coca-Cola Company to develop our annual business plan in light of the then prevailing trading conditions in each territory.

     Trans-shipping. Our operating companies are prohibited from making sales of The Coca-Cola Company’s beverages outside of their prescribed territories or to anyone intending to resell the beverages outside those territories without the consent of The Coca-Cola Company. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler’s territory or even cancel the license for the type of containers found in the other bottler’s territory.

     Pricing. Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottler’s agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

     Assignment/Change of control. Each operating company is prohibited from assigning, transferring or pledging its bottler’s agreement with The Coca-Cola Company, or any interest in it, whether voluntarily or involuntarily, without the consent of The Coca-Cola Company. In addition, our operating company may not undergo a change of control without the consent of The Coca-Cola Company.

     Term. The international bottler’s agreements expire in 2008, except for the international bottler’s agreements relating to the production, sale and distribution of Limca, Gold Spot and Parle soda in Nigeria and the international bottler’s agreements relating to the production, sale and distribution of products of The Coca-Cola Company in the Former Yugoslav Republic of Macedonia, Armenia and Moldova. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2018 may be granted in The Coca-Cola Company’s sole discretion.

     Termination. Either party to an international bottler’s agreement may, with 60 days’ written notice to the other party, terminate the bottler’s agreement in the event of non-compliance of the other party with its terms so long as the party in non-compliance has not cured such non-compliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

     In addition, The Coca-Cola Company may terminate an international bottler’s agreement with any of our operating companies immediately by written notice to our operating company in the event that:

•	the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company.

•	the operating company transfers control, assigns the bottler’s agreement, delegates performance under the agreement or fails to report to The Coca-Cola Company material changes in its ownership.

•	if the operating company or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company engages in the production of non-alcoholic beverages other than The Coca-Cola Company’s non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation.

     Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage “Coca-Cola”, it must so notify The Coca-Cola Company in writing within 30 days of receipt of The Coca-Cola Company’s new prices, in which case the bottler’s agreement in relation to concentrate for the beverage “Coca-Cola” will terminate automatically 3 months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage “Coca-Cola”, The Coca-Cola Company may at its option cancel the bottler’s agreement in relation to such concentrate or terminate the entire agreement, in each case with three months’ written notice.

     In addition to The Coca-Cola Company’s termination rights described above, if our operating company does not comply with the standards and instructions established by The Coca-Cola Company relating to the production of the licensed products, The Coca-Cola Company is entitled to suspend the operating company’s authorization to produce such products of The Coca-Cola Company until the default has been corrected to The Coca-Cola Company’s satisfaction. The Coca-Cola Company may also elect, in the event that an operating company breaches the terms of the agreement with respect to a particular product, to cancel the authorization granted to such operating company under the agreement in respect of that product.

European Union bottler’s agreements

     Exclusivity. Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute the products of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form not specified in the bottler’s agreement within the relevant territory. The Coca-Cola Company also retains the right to produce, or authorize third parties to produce in the territory of the operating company, the products covered by the agreement for sale outside that territory. The European Union bottler’s agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company’s territories. In such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our operating companies also agree not to oppose any measures taken by The Coca-Cola Company in compliance with the competition rules of the European Economic Area.

     Supply of concentrate. The provisions of the European Union bottler’s agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottler’s agreements described above.

     Packaging of the products of The Coca-Cola Company. The provisions of the European Union bottler’s agreements relating to the packaging of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottler’s agreement described above.

     Other conditions. The European Union bottler’s agreements contain substantially similar conditions to the conditions of the international bottler’s agreements described above.

     Trans-shipping. Our operating companies are prohibited from making sales of The Coca-Cola Company’s beverages outside their prescribed territories, or to anyone intending to resell these beverages outside those territories, without the consent of The Coca-Cola Company, except for sales arising out of an unsolicited order from a customer in another Member State of the European Economic Area or sales to a customer intending to export to another such Member State. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler’s territory in violation of the bottler’s agreement or even cancel the license for the type of containers found in the other bottler’s territory.

     Pricing. Our operating companies set the price of products sold to retailers in their discretion.

     Assignment/Change of control. The assignment and change of control provisions of the European bottler’s agreement are substantially similar to the assignment provisions of the international bottler’s agreements described above.

     Term. The European Union bottler’s agreements expire in 2008, unless terminated earlier as provided in the agreements, except for the bottler’s agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece which expires in 2007. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2018 may be granted in the sole discretion of The Coca-Cola Company. The bottler’s agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the reversal of such agreement.

     Termination. The termination provisions of the European Union bottler’s agreements are substantially similar to the termination provisions of the international bottler’s agreements described above, except that the European Union bottler’s agreements may not be terminated in connection with the violation of terms that are particular to the international bottler’s agreements, such as the restriction on the production of beverages other than beverages of The Coca-Cola Company.

Purchase of concentrate, other raw materials and finished goods

     Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate, finished products and other materials for 2002 amounted to €836.2 million compared to €744.9 million in 2001, on a reported basis, or €821.1 million on a pro forma basis. In addition to concentrate, we purchase from The
Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €12.4 million in 2002, as compared to €1.8 million in 2001 and €9.8 million in 2000. In 2002, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm’s length basis amounting to €14.6 million compared to €7.6 million in 2001. As of December 31, 2002, we owed €0.3 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €1.5 million.

Marketing and promotional support

     The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €72.6 million, €57.7 million and €45.9 million for the years ended December 31, 2002, 2001 and 2000 respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2002, such contributions totaled €30.4 million as compared to €49.9 million in 2001 and €35.0 million in 2000. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2002, these contributions amounted to €42.2 million compared to €7.8 million in 2001 and €10.9 million in 2000. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

     The Coca-Cola Company also makes support payments for the placement of cold drink equipment, which are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €18.3 million in 2002 as compared to €2.4 million in 2001. The increase of payments for 2002 over 2001 reflects recognition from The Coca-Cola Company of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling, delivery and administrative expenses. No such amounts were received in 2000. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

Additional development support

     Prior to our merger with Coca-Cola Beverages plc, Coca-Cola Beverages plc received additional contributions from The Coca-Cola Company in support of Coca-Cola Beverages plc’ business development for a 24-month period following its spin-off from Coca-Cola Amatil Limited in 1998. These amounts were recognized as an offset to selling, delivery and administrative expenses based on the periods for which The Coca-Cola Company allocated those amounts. In the first half of 2000, The Coca-Cola Company paid to Coca-Cola Beverages plc €22.4 million as additional development support. We did not receive any similar development payments in 2001 or 2002 and we do not expect to receive any such payments in the foreseeable future.

Recent acquisitions from The Coca-Cola Company

     On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of Star Bottling Limited (Cyprus) and LLC Coca-Cola Stavropolye Bottlers. Together, the bottling operations of these two companies constitute Coca-Cola Eurasia Bottlers. In connection with this acquisition, we issued to The Coca-Cola Company €101.5 million of 2.94% loan notes. We also assumed short-term debt payable to The Coca-Cola Company of €59.6 million and incurred transaction costs of €5.3 million. These loan notes were repaid in August 2002.

     On November 23, 2001, we also purchased from The Coca-Cola Company the 40% ownership interest it held in our subsidiary, Coca-Cola Molino Beverages Limited. In connection with this acquisition, we paid The Coca-Cola Company €27.3 million in cash.

     On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Estonia and Latvia. We paid to The Coca-Cola Company as consideration for the acquisition €7.2 million of loan notes at an interest rate of 2.94%. We also assumed long-term debt owed to The Coca-Cola Company of €30.1 million and incurred transaction costs of €0.1 million. We refinanced this long-term debt by issuing to The Coca-Cola Company €30.1 million of loan notes at an interest rate of 2.94%. These loan notes were repaid in August 2002.

Recent acquisitions with The Coca-Cola Company

     We and The Coca-Cola Company are jointly pursuing the development or acquisition of source water opportunities with view toward expanding our presence in the water segment. As part of this strategy, we have reached a common understanding with The Coca-Cola Company, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis.

     We have already jointly acquired with The Coca-Cola Company Valser Mineralquellen AG, a Swiss mineral water bottler, and Dorna Apemin S.A., a Romanian sparkling mineral water company, and we have announced our intention to acquire Multivita sp.z o.o., a Polish mineral water company. For addition information on these acquisitions, see Item 5 “Operating and Financial Review and Prospects – Major recent transactions.”

Amounts payable to and receivable from The Coca-Cola Company

     At December 31, 2002, The Coca-Cola Company owed us €68.1 million, as compared to €47.1 million as at December 31, 2001 and €39.1 million as at December 31, 2000. We owed to The Coca-Cola Company a total of €75.2 million compared to €264.5 million and €96.3 million as at the December 31, 2002, 2001 and 2000, respectively. These amounts reflected trade balances as well as loans. The decrease in amounts payable to The Coca-Cola Company, from 2001 to 2002, was mainly due to the repayment of loan notes payable to The Coca-Cola Company of €158.2 million in August 2002. These loan notes were initially raised in connection with our acquisition of The Coca-Cola Company’s bottling operations in Russia. These loans represented short-term debt and their weighted average interest rate amounted to 2.94%. Interest paid to The Coca-Cola Company amounted to €3.5 million in 2002 as compared to €0.5 million in 2001.

Other transactions with The Coca-Cola Company

     We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2002, we paid to The Coca-Cola Company rent and facility costs of €1.8 million compared to €3.7 million in 2001 and €0.6 million in 2000. Rent received from The Coca-Cola Company amounted to €2.0 million in 2002 compared to €10.0 million in 2001 and €4.2 million in 2000. In 2000, we participated in insurance programs of The Coca-Cola Company. Premiums paid to The Coca-Cola Company under these programs amounted to €0.1 million during that period. No insurance premiums were paid to The Coca-Cola Company in 2001 or 2002. These amounts are included in our selling, delivery and administrative expenses.

     In 2002, we transferred our rights in the Hungarian water brand trademark “NaturAqua” to The Coca-Cola Company for €5.3 million. The consideration received has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met.

The consideration will be recognized as income, if such criteria are satisfied. As a result €5.3 million has been included as deferred income in our balance sheet as at December 31, 2002.

     During 2002, we sold €21.3 million of finished goods and raw materials to The Coca-Cola Company. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. No such sales were made in 2001 or 2000.

     All transactions with The Coca-Cola Company are conducted on an arm’s length basis.

Other Coca-Cola Bottlers

     In 2002, we purchased €3.0 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

     Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Stock Exchange which manufactures coolers, PET resin, glass bottles, crowns and plastics. As a pre-condition to the merger with Coca-Cola Beverages plc in 2000, we gave an undertaking to the European Commission to dispose of our entire interest in Frigoglass S.A. On June 29, 2000, we divested our 20% interest in Frigoglass S.A. In particular, we sold 10% to The Kar-Tess Group and the remaining 10% in the market in each case for a consideration of approximately €7.3 per share and for a total consideration of €58.8 million before expenses of €0.7 million. The Kar-Tess Group currently owns 44.1% of Frigoglass S.A.

     Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 and which expires on December 31, 2004, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A., and in any case no less than the amount of such products purchased from Frigoglass S.A. in 1998. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company’s European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. In 2002, we made purchases from Frigoglass S.A. totaling €131.1 million, compared to €83.5 million in 2001 and €68.9 million in 2000. In 2002, we purchased from Frigoglass S.A. €73.2 million of raw and packaging materials and €57.9 million of coolers and related equipment. This compares to €60.5 million for purchases of raw and packaging materials and €23.0 million the purchase of coolers and related equipment in 2001 and €53.8 million and €15.1 million, respectively, in 2000. The steady increase during this period in our purchase of coolers and related equipment from Frigoglass S.A. reflects our cold drink investment strategy. As at December 31, 2002, we owed €10.9 million to Frigoglass S.A. in connection with the supply agreement, compared to €3.3 million as at December 21, 2001. All transactions with Frigoglass S.A. are conducted on an arm’s length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited (formerly Beta Industries). We also have a 28% interest in this company.

Leventis Overseas and AG Leventis (Nigeria) plc

     Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2002, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €24.0 million and incurred rental expenses of €1.0 million. At December 31, 2002, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €0.7 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.4 million to us.

Plias S.A.

     Plias S.A. is related to us by way of common directors where significant influence exists. During 2002, we sold €12.2 million of finished goods to Plias S.A. and its subsidiaries and made contributions towards marketing activities of €0.8 million. At December 31, 2002, Plias S.A. and its subsidiaries owed €7.2 million to us.

Merger with 3I S.A.

     On March 20, 2000, we absorbed by way of merger 3I S.A., previously a wholly owned subsidiary of The Kar-Tess Group. At that time, 3I S.A. held 17,035,610 of our ordinary shares. We issued 17,034,274 ordinary shares to The Kar-Tess Group as consideration for the transaction and cancelled the ordinary shares then held by 3I S.A., which resulted in a net increase of 1,336 of our ordinary shares and an increase of our share capital by €392.08. At the date of the transaction, the net assets of 3I S.A. were minimal and the transaction was accounted for as a common control transaction in a manner similar to a pooling of interests. Prior to the merger, 3I S.A. was mainly engaged in the business of exporting beverages other than The Coca-Cola Company’s beverages outside Greece.

Other

     Other purchases from The Kar-Tess Group amounted to €4.1 million in 2001. These transactions were primarily for raw materials and were conducted on an arm’s length basis.

The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

     On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders’ agreement, which became effective at the date of the merger of Coca-Cola Beverages plc and Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. The following summarizes certain provisions of the shareholders’ agreement.

Restriction on transfer

     The shareholders’ agreement restricts the sale of our ordinary shares owned by The Kar-Tess Group and The Coca-Cola Company Entities with a view toward maintaining the combined shareholdings of The Kar-Tess Group and The Coca-Cola Company Entities above 50%. In addition, The Coca-Cola Company Entities have agreed not to dispose of any of our shares if the disposition results in their shareholding falling below 22% of our outstanding share capital. However, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of our ordinary shares below these minimum thresholds provided that they continue to jointly control us.

Composition of our board of directors

     The Kar-Tess Group and The Coca-Cola Company Entities agreed that the initial composition of our board of directors would be ten directors comprising:

•	two directors designated by The Coca-Cola Company Entities;

•	four directors designated by The Kar-Tess Group; and

•	the remaining directors jointly designated by The Kar-Tess Group and The Coca-Cola Company Entities.

     The Kar-Tess Group and The Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares so that each other’s nominees are elected to our board of directors and, in the event that there are more or less than ten directors on our board, so that The Kar-Tess Group and The Coca-Cola Company Entities maintain their respective proportional representation on our board of directors. Either shareholder may request by written notice to the other shareholder that a director nominated by such shareholder be removed and the other shareholder has agreed to procure that any necessary action is taken in accordance with our articles of association and Greek law to remove or replace such director and to fill the board vacancy with a new director nominated by the shareholder requesting the removal and replacement.

Decisions of our board of directors

     The Kar-Tess Group and The Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of our shareholders to replace our board of directors in the event a resolution is passed by our board of directors in circumstances where a representative director of either The Kar-Tess Group or The Coca-Cola Company Entities has voted against such resolution to:

•	engage in any business other than the bottling of beverages;

•	incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of $10 million;

•	enter into any arrangements providing for payments or other consideration in excess of $10 million;

•	sell, lease, exchange, transfer or otherwise dispose of all or substantially all of our assets or sell the majority of the value of our assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

•	appoint our top executive (managing director); or

•	approve our annual budget and annual business plan.

     Our articles of association provide that approval of these matters requires the vote of two-thirds of our directors and a quorum of three-quarters of the total number of the members of our board of directors.

Shareholder approvals

     The Kar-Tess Group and The Coca-Cola Company Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

•	a modification of our articles of association;

•	any increase or decrease of our share capital;

•	the merger or consolidation of our company with or into another company;

•	the liquidation or dissolution of our company; or

•	the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of our assets.

     The Kar-Tess Group and The Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, providing that, after the termination of the shareholders’ agreement, for so long as any of The Kar-Tess Group or The Coca-Cola Company Entities is a shareholder in our company, each of The Kar-Tess Group and The Coca-Cola Company Entities will vote their ordinary shares against any proposal to liquidate or dissolve our company unless they have separately agreed to the contrary.

Termination

     No party or group of parties may unilaterally terminate the shareholders’ agreement prior to August 2005. However, at any time the parties may agree to terminate the shareholders’ agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After August 2005, the shareholders’ agreement will remain in force unless terminated by either group of parties on three months’ written notice.

The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities

General

     On August 29, 2000, in connection with the listing of our ordinary shares on the London Stock Exchange, or the LSE, we, The Kar-Tess Group and The Coca-Cola Company Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

Enforcement of relationship agreement and obligation to maintain independent directors

     The Kar-Tess Group and The Coca-Cola Company Entities have agreed to cast the votes attaching to their ordinary shares, and to procure (so far as they are reasonably able) that the directors nominated by them on our board of directors vote at all times in a manner so as to ensure that:

•	the terms of the relationship agreement are fully implemented.

•	we comply with all our obligations under the relationship agreement.

•	changes in our articles of association do not contradict the relationship agreement.

•	there are at least two independent directors on our board of directors at any given time.

     “Independent directors” are directors free from any business relationship with The Kar-Tess Group or The Coca-Cola Company Entities that could materially interfere with the exercise of their independent judgment in relation to matters concerning our company.

Quorum and voting restrictions

     The Coca-Cola Company Entities have agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of our general meetings and to procure (so far as they are reasonably able) that no director nominated by The Coca-Cola Company Entities votes or is counted in any quorum in relation to any of the following matters:

•	transactions between us (including any of our directors, officers or employees) and any member (including any director, officer or employee of such member) of The Coca-Cola Company’s Group or any of its associates;

•	any matter in which any member of The Coca-Cola Company’s Group or any of its associates is interested; and

•	any decision by our company concerning the enforcement of its rights under the relationship agreement.

     The Kar-Tess Group have agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of our general meetings and to procure (so far as they are reasonably able) that no director nominated by The Kar-Tess Group votes or is counted in any quorum in relation to any of the following matters:

•	transactions between us (including any of our directors, officers or employees) and any member (including any director, officer or employee of such member) of The Kar-Tess Group or any of its associates;

•	any matter in which any member of The Kar-Tess Group or any of its associates is interested; and

•	any decision by our company concerning the enforcement of its rights under the relationship agreement.

     Each of The Kar-Tess Group and The Coca-Cola Company Entities has also agreed to procure (so far as they are reasonably able) that, to the extent applicable, it cast its votes attaching to the shares it holds and participate in our general meetings in a manner consistent with the obligations of The Kar-Tess Group and The Coca-Cola Company Entities, as applicable, described above.

Exceptions to quorum and voting restrictions

     There are two exceptions to these voting restrictions:

•	Directors nominated by The Kar-Tess Group or by The Coca-Cola Company Entities may be counted for quorum purposes but cannot speak or vote on any of the matters that require a two-thirds voting majority of our directors as described above under “— The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities — Decisions of our board of directors”.

•	The Kar-Tess Group and The Coca-Cola Company Entities can vote and their votes are counted for quorum purposes on these matters when they are required by the shareholders’ agreement to vote against a resolution as described above under “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities — Shareholder approvals”.

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

     The Kar-Tess Group and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm’s length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company’s group as set forth in The Coca-Cola Company’s bottler’s agreements with us.

     The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, as long as they jointly hold 30% or more of the voting rights attaching to our ordinary shares, they will not take actions in breach of the relationship agreement that will render our company unsuitable for listing pursuant to the Listing Rules unless a new relationship agreement satisfactory to the LSE is entered into among us, The Kar-Tess Group and The Coca-Cola Company Entities.

Conflict

     If there is any conflict between the provisions of the relationship agreement and the shareholders’ agreement, the provisions of the relationship agreement will prevail.

Termination

     The relationship agreement will terminate if The Kar-Tess Group and The Coca-Cola Company Entities, acting jointly, are no longer able to exercise 30% of the voting rights attaching to our ordinary shares and can no longer control the appointment of a majority of our board of directors or our ordinary shares are delisted from the LSE.

ITEM 8 FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

     You should read Item 18 “Financial Statements.”

Legal proceedings

     The European Commission is currently investigating commercial practices engaged in by our operating company in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and the bottlers of The Coca-Cola Company’s products in five European Union countries. The investigation against our subsidiary in Austria focuses on alleged abuses of an alleged dominant position. The alleged abuses relate to: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. This investigation may lead to the institution of formal proceedings against our Austrian operating company in the course of 2003. Such proceedings may lead to substantial fines and/or significant changes in our commercial practices. The European Commission has considerable discretion in setting fines, which are subject to a legal limitation of 10% of annual turnover. We do not, however, believe that fines of this magnitude are likely as a result of this investigation.

     The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. The fine relates to our commercial dealings with certain wholesalers during the period from 1991 to 1999. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. On April 18, 2002, the Athens Administrative Court of Appeal accepted in part our interim application for a suspension of the Greek Competition Authority’s decision by suspending half of the amount of the fine imposed on us by the Greek Competition Authority. The complainants in the initial proceedings before the Greek Competition Authority have filed a counter-appeal against the Greek Competition Authority’s decision, challenging the dismissal of part of their complaints by such authority. We intend to oppose the counter-appeal of the complainants and support the decision of the Greek Competition Authority in this respect while pursuing our appeal against the adverse findings of the Greek Competition Authority in order to secure a full reduction of the amount of the fine. In its decision of January 25, 2002, the Greek Competition Authority also indicated that it also intends to review our commercial practices in the future consumption channel and with key accounts in Greece. To date, we have received no further notification from the Greek Competition Authority with respect to this review. It is not possible to predict the outcome of this review or to quantify the likelihood or materiality of any potential liability arising from this proceeding as far as it relates to our commercial practices in the future consumption channel in Greece.

     In November 2000, the Swiss Competition Authority requested information about our relationship with Feldschlösschen Getränke AG, one of our largest distributors in Switzerland, and our practices in the future consumption channel in general. This investigation is still pending. Until and unless the Swiss Competition Authority institutes formal proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

     In recent years, customs authorities in Romania, Poland and Belarus have attempted to challenge the classification under which we import concentrate into these countries to produce the products of The Coca-Cola Company. Local authorities have argued that a classification different from the classification, which we currently use should apply. As a result of such different classification, we would be required to pay additional customs duties in these countries retroactively for past imports of concentrate as well as for all future imports.

     Since November 2001, the Romanian Supreme Court ruled in our favor in four cases brought against us by the Romanian customs authorities. However, there are 17 additional similar cases pending before the Romanian courts.

     In 2001, the Polish customs authorities challenged the classification under which we currently import concentrate into Poland. To date, these authorities have brought 115 cases against us, all of which relate to imports of concentrate in Poland during the 1998-2000 period. We have appealed all the cases brought against us so far to the senior levels of the Polish customs authorities. Most of these cases are still pending and it is not possible to predict when a final decision on all these cases will be issued. There have been three cases where a final judgment has been reached. In all three cases the judgment was favorable to our company.

     In 2002, the Belarusian customs authorities also challenged the classification under which we currently import concentrate into Belarus. We have appealed all the cases brought against us so far to the senior levels of the Belarusian customs authorities. These cases are still pending and it is not possible to predict when a final decision on all these cases will be reached.

     It is not possible to quantify the likelihood or materiality of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania and Poland. In addition, there can be no assurance that other Central and Eastern European countries will not attempt to make similar claims against us. However, we believe that the current classification of our products, which is also the standard classification adopted by the European Union, is accurate, and we intend to oppose any attempts by local customs authorities to challenge it by seeking court protection when necessary.

     In March 2002, the Lagos State Government applied to the High Court of the State of Lagos for an injunction against Nigerian Bottling Company plc, or NBC, our operating subsidiary in Nigeria, seeking payment from NBC of approximately €4 million in arrears of sales tax for the period from January to May 2001, inclusive of a 5% penalty for alleged late payment. The initial hearing of this case was held on April 16, 2003 and further hearings have been adjourned to July 3, 2003. In July 2001, the Manufacturers Association of Nigeria, or the MAN, on behalf of its members separately challenged the constitutionality of the law, which introduced the sales tax in 2000 before the High Court of the State of Lagos. This action is still pending before the High Court. We are a member of the MAN. If the outcome of these proceedings is unfavorable to us, other Nigerian states may decide to impose a similar sales tax on sales of our products.

     Other than these actions, we are not subject to any litigation, arbitration, regulatory actions or other disputes that, individually or in the aggregate, involve potential liabilities that could have a material adverse effect on the results of our operations, cash flow or financial condition, nor are we aware that any such disputes are pending or threatened against us or any of our subsidiaries.

Dividends policy

     You should read Item 3A, “Key Information — Selected Financial Data — Dividends and dividend Policy” for a discussion of the Company’s policy on dividend distributions.

B.   Significant Changes

     On March 20, 2003, we decided to appoint PricewaterhouseCoopers as the auditor of our financial statements under U.S. GAAP, effective for the fiscal year commencing January 1, 2003. Our previous U.S. GAAP financial statements, including those presented in this annual report, were audited by Ernst & Young.

ITEM 9 THE OFFER AND LISTING

A.   Offer and Listing Details

     The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for our ordinary shares on the main market of the Athens Stock Exchange.

	euro per ordinary
	share

	High	Low

Calendar Year
1998	34.57	17.02
1999	32.58	20.25
2000	22.80	12.14
2001	19.44	11.88
2002	17.50	13.16
2003 (through June 16, 2003)	14.94	11.36
Financial Quarter
2000
First Quarter	22.80	17.23
Second Quarter	19.33	16.23
Third Quarter	16.60	12.14
Fourth Quarter	19.33	13.54
2001
First Quarter	19.44	15.44
Second Quarter	17.08	11.88
Third Quarter	15.96	12.30
Fourth Quarter	16.54	13.66
2002
First Quarter	16.12	15.18
Second Quarter	17.14	14.74
Third Quarter	17.50	13.16
Fourth Quarter	15.68	13.24
Month
December 2002	15.22	13.24
January 2003	13.46	12.34
February 2003	13.80	12.62
March 2003	13.26	11.66
April 2003	13.10	11.36
May 2003	13.68	12.78
June 2003 (through June 16, 2003)	14.94	13.22

     Our market capitalization as at June 16, 2003 was approximately €3.4 billion.

     The following table sets forth, for the periods indicated, the reported high and low market quotations in U.S. dollars for our ADSs in the United States.

	dollars per ADS

	High	Low

Calendar Year
2002 (from October 10, 2002)	16.30	13.50
2003 (through June 16, 2003)	16.75	13.30

	dollars per ADS

	High	Low

Month
December 2002	14.95	13.50
January 2003	14.64	13.50
February 2003	15.00	13.85
March 2003	14.35	13.60
April 2003	14.00	13.30
May 2003	15.75	14.00
June 2003 (through June 16, 2003)	16.75	15.55

     Furthermore, fluctuations in the exchange rates between the euro and the U.S. dollar may affect the relative market prices of the ADSs in the United States.

B. Plan of Distribution

     Not applicable

C. Markets

     We have been listed on the Athens Stock Exchange, or the ASE, since 1991 and we are part of the ASE Composite Index. We are one of the largest companies, based on market capitalization, quoted on the ASE. Our ordinary shares trade on the ASE under the symbol “EEEK”. The ASE is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol “CCH”. Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts or ADRs. Each ADS represents one ordinary share. We have a sponsored ADR facility, with The Bank of New York acting as Depositary.

     As at June 6, 2003 and based exclusively on the list of shareholders present at our general meeting held on that date and covering 81.9% of our total share capital, there were 95 holders of our ordinary shares in the United States holding an aggregate of 65,768,881 ordinary shares, or approximately 27.8% of our total outstanding share capital, of which 56,741,386 or 24.0% of our total outstanding share capital, was attributable to The Coca-Cola Company Entities. In light of the fact that this information is solely based on the number of holders of our ordinary shares who declared their shareholdings in order to participate in our latest general meeting, the actual portion of our ordinary shares beneficially owned by U.S. holders and the number of beneficial U.S. holders may vary considerably.

The Athens Stock Exchange

     As at May 30, 2003, 226 companies had shares listed on the Main Market of the ASE, 112 companies had shares listed on the Parallel Market of the ASE and 6 companies had shares listed on the New Stock Market of the ASE, with an aggregate market capitalization of €64.9 billion. The Parallel Market consists mainly of smaller newly established companies that do not yet meet the stricter listing criteria of the main market. The New Stock Market includes mainly small and medium-sized technology companies in terms of capitalization with potential for rapid growth.

     The ASE is one of the two exchanges operating in Greece, the other being the Athens Derivatives Exchange (ADEX). The Greek capital markets and the ASE in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission and the board of directors of the ASE. On March 31, 2001, the ASE was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market.

Membership in the ASE

     All transactions through the ASE may only be carried out by brokers that are members of the ASE. Membership in the ASE is subject to the licensing requirements stipulated in the Investment Services Directive and to the approval of the ASE board of directors. Brokerage firms that are members of the ASE must appoint at least one official representative authorized to conduct ASE transactions. The Capital Markets Commission generally approves such appointment, provided the representative fulfils certain qualifications required by law and passes an examination set by the Capital Markets Commission.

     As at May 30, 2003, the ASE had 101 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ASE member is €0.6 million. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided by investment services companies with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, and which have received an appropriate operating license from the Capital Markets Commission. “Investment services” within the scope of the above directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. In order to effect transactions on the ASE an investment services company must be granted membership by the ASE. Since January 1, 2000, credit institutions have been entitled to become members of the ASE. “Orders Companies” are companies that are only allowed to receive and transfer their clients’ orders to investment services companies, and are prohibited from engaging in transactions on the trading floor on their clients’ behalf or from acting as custodian for their clients’ shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996, as well as by the Capital Markets Commission. Following a resolution of the board of directors of the ASE in March 2001, since June 2001 investment services companies established in the European Union or the European Economic Area may become “remote members” of the ASE without being required to obtain a permanent establishment in Greece.

Stock market indices

     The most commonly followed index in Greece is the ASE Composite Index, a market capitalization index that tracks the price movement in the shares of 61 leading Greek companies. In addition, the FTSE-ASE 20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of May 30, 2003, our market capitalization represented approximately 6.6% of the ASE Composite Index and approximately 5.6% of the FTSE-ASE 20 Index.

     The following table sets out the movement of the ASE Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close

1998	2,826.6	1,356.1	2,737.6
1999	6,484.4	2,672.6	5,535.1
2000	5,874.0	3,165.2	3,388.9
2001	3,360.5	2,105.6	2,591.6
2002	2,646.4	1,727.1	1,748.4
2003(1)	1,928.2	1,467.3	1,910.6

(1)	Through June 16, 2003

Trading on the ASE

     ASE trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m., Athens time. The Main Market’s, the Parallel Market’s and the New Stock Market’s schedules each consist of a pre-opening session followed by a continuous automated matching session.

     A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. There is also an after-hours trading session from 4:00 p.m. to 4:15 p.m. for orders placed with instructions to execute “at closing”.

     The trading system of the ASE operates in a physical marketplace in central Athens, although the system is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order’s price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order’s quantity is exhausted.

     If no “limit order” exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

     On June 1, 2001, the ASE introduced a two-scaled price fluctuation limit. In principle, all securities’ prices may fluctuate up to 12% from the closing price of the preceding trading session. However, if all incoming purchase orders remain at the 12% limit up or if all sale orders remain at the 12% limit down for 15 minutes, the 12% limit for the particular security is then extended by a further 6%. As a result, on aggregate, the price of a security listed on the ASE on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion does not apply to securities that are under surveillance by the ASE. Securities may be put under surveillance by the ASE in special circumstances, such as when an investigation is conducted into the corporate affairs of the issuer or when the securities are experiencing particularly low levels of trading volume. The price fluctuation of securities on the auction market is also limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

     Trades of equity securities with a value exceeding €0.6 million, or representing at least 5% of a listed company’s share capital, may be conducted through the ASE subject to a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted through a special procedure of the electronic trading system. The number of parties that may participate in a block trade is limited to three persons as either buyers or sellers, with only one person on the other side of the trade. This limitation does not apply to block trades of equity securities of a listed company with total assets of at least €1.5 billion. Block trades may take place:

•	At the current price of the security, when the value of the block trade ranges form €0.6 million to €1.1 million.

•	At 5% of the current price of the security, when the value of the block trade ranges from €1.1 million to €2.3 million.

•	At 10% of the current price of the security, when the value of the block trade is greater than €2.3 million.

     Block trades require the approval of the ASE’s Trading Committee and the prior approval of the president of the ASE if the trade value is greater than €1.1 million.

     The above price limitations do not apply in the following instances:

•	When the shares traded represent more than 30% of the total number of shares of a particular class (preferred or common).

•	For simultaneous transfers of shares of more than one class between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per class of shares transferred.

•	For block trades exceeding €146.7 million of (i) majority Greek government-owned listed companies’ shares or (ii) block trades of listed companies with total assets exceeding €1.5 billion.

•	For block trades resulting in the sale of at least 10% of the total paid-up share capital of a listed company having total market capitalization of at least €14.6 million and conducted pursuant to specific offering procedures set forth in a decision of the board of directors of ASE.

•	For transfers of share blocks in the context of a public offering or a public offering combined with a private placement as long as they are specifically authorized by a decision of the ASE board of directors.

•	For transfers of share blocks by underwriters who acquired shares for stabilization purposes in the context of a public offering or a public offering combined with a private placement in the Greek market.

     For purposes of calculating the allowed price deviation of the block trade, all block trades effected simultaneously are aggregated in order to determine the block trade size provided that the selling parties do not appear as buying parties in other block trades aggregated under this rule.

     All prices of completed transactions are published on electronic screens in the ASE, although the prices of block trades do not affect the trade price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ASE, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the electronic system.

     Shares may be traded in lots of 5, 10 and 25 shares according to the trading lot size of each security.

     Prices of all securities listed on the ASE are published in the ASE official daily price bulletin.

     Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may be traded over the counter without being subject to the price fluctuation limitations, provided that neither party is participating in the transaction in the course of its business and relevant trade is settled in cash.

Market regulation

     Under Greek law, regulation of securities trading activities on the ASE is subject to similar restrictions to those imposed in other jurisdictions in the European Union and in the United States. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934.

     Under Greek legislation, members of the board of directors, managers, auditors, supervising authorities of listed companies, shareholders, other professionals with access to confidential information and individuals who represent any of the foregoing are prohibited from acquiring or disposing, directly or indirectly, securities due to, or through the use of, such confidential information. Insider trading prohibitions are extended to any third party that has acquired confidential information that could not have been provided only by one of the foregoing persons. Confidential information is that which has not been made public, is specific and concerns one or more issuers of securities or one or more securities, and which, if announced to the public, could have a material effect on the price of such securities.

     All persons with access to confidential information may disclose it to third parties only within their ordinary course of business. Under no circumstances can such persons disclose confidential information to third parties for the purpose of such third parties acquiring or disposing securities which are traded on the ASE. In particular, with respect to information deriving from the quarterly results of a listed company, certain persons may not engage in any transaction in the shares of the particular company during a period of 30 days as of the end of each quarter, unless they announce their intention to the board of directors of the company, and publish the announcement in the Daily Price Bulletin of the ASE in advance. The persons that are so bound include:

•	members of the board of directors who have entered into an employment contract with the company;

•	every shareholder with participation above 20% in the company’s share capital;

•	every affiliate (as defined under art. 42e para. 5 of Greek company law 2190/1920), unless it is an institutional investor.

     Civil and criminal charges can be imposed for insider trading violations. The competent authority for monitoring insider dealing infringements is the Capital Market Commission. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934.

Settlement, clearance and the central securities depositary

     Settlement of both registered and bearer shares listed on the ASE is affected through the Central Securities Depositary, the CSD. The CSD was founded in February 1991 as a société anonyme. The CSD is responsible for settling and clearing ASE transactions and holding the shares deposited with it in book entry form. The CSD is administered by its board of directors. Its shareholders are the ASE, banks and portfolio investment companies.

     Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

     To participate in the dematerialized system of securities, the SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more ASE members or custodian banks as authorized operators of their SAT accounts. Only the authorized operators have access to balances and other information concerning a SAT account.

     The settlement and clearance procedure through the CSD consists of three stages:

•	First, a notification by the ASE to the CSD of the transactions completed within each trading day. More specifically, on trade date T, following the closing of the trading day, the ASE sends electronically to the CSD a file containing information on the trading activity of the day. The file is downloaded to the Dematerialized Securities System (DSS), where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

•	Second, a notification by the brokers to the CSD of the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to the CSD each trade along with the broker’s account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are “temporarily blocked” for transfer purposes. Under Greek law, a person may not enter into sales of securities on the ASE if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ASE are strictly regulated by the Capital Markets Commission and permitted in the case of contracts previously executed on the ADEX.

•	Third, the settlement cycles are carried out on day T+3 in time intervals determined by the CSD, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers’ cash accounts in the cash settlement bank. The settlement is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors’ securities accounts and the brokers’ cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in exceptional circumstances, and in accordance with the CSD regulations. The transfer of shares is affected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

     Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ASE member contributes, and which is operated as a separate legal entity.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Share capital and denomination

     The nominal value of our issued and paid-up share capital as of December 31, 2002 is €73,367,237.76 divided into 236,668,596 ordinary bearer shares with a par value of €0.31 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

		Total number of		Nominal	Share capital
Date	Transaction	shares	Par value	increase in euros	in euros

March 20, 2000.	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000.	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,658.96	73,367,237.76

(1)	Issued in connection with the absorption by way of merger of 31 S.A., previously a wholly owned subsidiary of The Kar-Tess Group, by us. The merger involved the simultaneous issuance of 17,035,610 of our ordinary shares to The Kar-Tess Group and the cancellation of 17,034,274 of our ordinary shares held by 31 S.A. at the time.

(2)	Issued pursuant to the scheme of arrangement for the merger between us and Coca-Cola Beverages plc. This increase was initially approved by the extraordinary general meeting of our shareholders held on April 19, 2000, which authorized an increase in our share capital of up to €33,000,242.70 depending on the amount actually paid up. The extraordinary general meeting of our shareholders held on August 9, 2000 determined this amount to be €27,506,899.49 and amended the articles of association accordingly.

(3)	Approved at an extraordinary general meeting of our shareholders held on November 22, 2001 in connection with a resolution to increase the par value of our shares from GRD100, or €0.29, to GRD102.225 or €0.30, in order to convert our share capital to euro as required by Greek law. The amount of the share capital increase was paid through the capitalization of a share premium reserve of €1,545,378.21 in our financial statements for the year ended December 31, 2001.

(4)	Approved at the annual general meeting of our shareholders held on May 20, 2002 in connection with a resolution to increase the par value of our shares from €0.30 to €0.31, in order to increase our share capital by the amount of €2,366,658.96, which resulted from a revaluation of our land and buildings as required by Article 21 of Law 2065/92.

B. Memorandum and Articles of Association

Term, object and purposes

     We are incorporated under the name Coca-Cola Hellenic Bottling Company S.A. and we are registered in Greece in the Registry of Sociétés Anonymes under number 13630/06/B/86/49. The term of our company expires on December 31, 2070, but it can be extended by shareholders’ resolution. Article 2 of our articles of association provides that our object includes the establishment of plants in Greece and abroad, the production and packaging in all types of packaging of the products of The Coca-Cola Company, the production, distribution, trading, import and export in any kind of packaging of any other refreshments, natural juices, water and, in general, food and beverage products, as well as any goods and items, including packaging materials, bearing the trademarks of such products and the provision of administrative and related services to our subsidiaries and other related affiliates.

Dividends

Determination of dividends

     We distribute dividends each fiscal year out of our non-consolidated net income as determined under Greek GAAP. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS. Dividends may only be distributed after between 5% and 30% of our net income has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be the greater of 6% of the paid-up share capital or 35% of our net income.

     We may distribute any net income not otherwise distributed by way of dividend to our shareholders if this is approved by a majority of our shareholders at a general meeting following a proposal from our board of directors.

     The amount distributed to shareholders may not exceed the aggregate of the accumulated net income and any reserves approved for distribution by the shareholders, less the amount required to be retained as a reserve under Greek law and our articles of association. We may not distribute dividends to the extent that it would reduce our shareholders’ equity below the aggregate of our paid-up share capital and any statutory reserves.

Interim dividends

     We may declare interim dividends only if:

•	at least 20 days prior to the date of distribution, an unaudited accounting report prepared by our board of directors reflecting our financial position as of a reasonably recent date is published in an Athens daily newspaper which, in the board of directors’ opinion, has a sufficiently large national circulation;

•	the accounting report is published in the Greek Bulletin for Sociétés Anonymes and Companies with Limited Liability of the Governmental Gazette; and

•	the accounting report is submitted to the competent supervisory authority.

     Interim dividends so distributed may not exceed one half of the net income shown in the accounting report.

Payment of dividends

     Dividends must be paid to our shareholders on a date fixed either by our shareholders at a general meeting or by our board of directors, if the board has been so authorized by our shareholders. The payment date must be within two months following the approval of our annual financial statements. Any dividend that has remained unclaimed for five years from the date of its declaration will be forfeited to the benefit of the Republic of Greece and cease to remain owed by us.

Undistributed dividends

     There are provisions of Greek law providing for a minimum dividend that we are obliged to distribute if we have profits on an unconsolidated basis. Such minimum dividend is the higher of 35% of our net income on an unconsolidated basis or 6% of our paid up share capital. We may distribute dividends amounting to less than 35% of our net income on the basis of a shareholders’ resolution passed by a supermajority of at least 65% of our paid up share capital. The undistributed dividends are transferred to a special reserve account and must be converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to our shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date. Alternatively, the undistributed dividends can be transferred into reserves or otherwise applied by a shareholders’ resolution at a general meeting passed by a supermajority representing at least 67% of our paid-up share capital. In order, however, to distribute dividends amounting to less than 6% of our paid-up share capital, a unanimous shareholders’ resolution is required.

Liquidation rights

     Upon liquidation, our net assets must be distributed to our shareholders in cash and in proportion to the number of ordinary shares held by each of them.

Shareholders’ meetings and notices

     As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of our paid-up share capital also have the right to convene a general meeting of our shareholders. You should read “Rights of major shareholders” for additional information on the rights of our major shareholders. The annual general meeting must be held in Maroussi, Athens, once a year within the first six months following the end of our fiscal year. The annual general meeting:

•	approves the financial statements for the preceding fiscal year;

•	approves the management and the auditors’ report;

•	votes to release the members of the board of directors from any liability incurred from their management or the auditors from any liability incurred from their audit;

•	votes on the distribution of dividends;

•	votes on the appointment of the auditors for the next financial year; and

•	decides on any other matter on the agenda.

     The invitation to attend a general meeting must be submitted to the local prefecture for publication in the Government Gazette and must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors’ opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Commerce and in one local paper published in the prefecture of our registered offices. The invitation must also be prominently displayed at our registered offices at least twenty calendar days prior to the date of the meeting. The invitation for an adjourned meeting must be prominently displayed at our registered offices and published in the newspapers determined by the Minister of Commerce at least ten calendar days prior to the date of the meeting. The invitation must state the place, date and time of the meeting as well as the items on the agenda. The invitation does not set forth management’s or any other party’s proposals relating to the items on the agenda.

     Extraordinary general meetings may be convened:

•	by the board of directors if required by law;

•	at any other time when a meeting is considered necessary by the board; or

•	pursuant to a request submitted by the holders of 5% or more of our paid-up share capital.

     As a foreign private issuer, we will generally be exempt from the proxy rules contained in the U.S. Securities Exchange Act of 1934, requiring U.S. issuers to comply with notice and disclosure requirements relating to the solicitation of proxies for shareholders meetings. The notice of or invitation to attend the general meeting of the shareholders of a Greek company typically sets forth only the items on the agenda for such meeting and it does not include management’s recommendations with respect to such items. As a result, if you participate in a general meeting of our shareholders through a representative, you may not be able to give him or her voting instructions with advance knowledge of management’s position on the items included in the agenda for that meeting.

Voting rights

     Every ordinary share gives its holder the right to vote. Unless a poll is requested in accordance with our articles of association, votes are taken on a show of hands. At the request of shareholders representing 5% or more of our paid-up share capital, resolutions must be passed by poll. The manner and form of the casting of votes at a general meeting are determined by the chairman of the general meeting in accordance with our articles of association. Greek law does not permit cumulative voting.

     There are no limitations imposed by Greek law or the articles of association on the right of non-residents or foreign persons to hold or vote our ordinary shares other than those limitations that would generally apply to all shareholders.

Conditions

     Our articles of association provide that:

•	each shareholder may participate in any general meeting either in person or through a representative. Persons under age or under judicial supervision and legal entities must be represented by their legal representatives (documents of representation need not be notarized, as long as they are dated and signed by the person issuing them);

•	five days prior to a general meeting, the shareholder must deposit with our treasury department a certificate issued by the Central Securities Depositary, the CSD, stating that such ordinary shares have been transferred to the special account of the shareholder and are blocked from transfer to third parties, or the receipt evidencing deposit of the CSD certificate with the Deposits and Loans Fund or with any banking institution, in Greece or abroad. Shareholders may deposit a CSD certificate with a banking institution abroad if the invitation to the relevant general meeting specifies the banking institution with which the CSD certificate may be deposited;

•	five days prior to a general meeting, powers of attorney and any other authorization document of persons representing shareholders must also be deposited with us. We will deliver to the depositary a receipt, which serves as a permit for its bearer to attend the relevant general meeting;

•	failure by a shareholder to comply promptly with the procedures described above deprives the shareholder of his or her right to participate in a general meeting, unless the general meeting permits otherwise; and

•	forty-eight hours prior to any general meeting, a list of shareholders having the right to vote at the meeting and/or their representatives must be prominently displayed at our registered office. The list must indicate the names of the shareholders and of their representatives, if any, their addresses and the number of ordinary shares and votes held by each of them.

Ordinary quorum and voting majority

     The quorum necessary for a valid general meeting is one-fifth of the paid-up share capital. There is no minimum quorum required for an adjourned meeting held twenty days following the general meeting that did not meet the quorum requirement. Resolutions may be validly passed by an absolute majority (50% plus one) of the share capital present and entitled to vote. In the absence of a quorum, the general meeting is adjourned.

Matters requiring extraordinary quorum and supermajority approval

     A quorum of 67% of the holders of our share capital and a supermajority of 90% of the share capital present and entitled to vote, which is higher than that required by law, is required to pass resolutions concerning the following matters:

•	a merger;

•	decreases and increases in share capital;

•	issuance of any debt securities;

•	the decision not to distribute dividends where the minimum dividend required to be paid is 35% of our net income;

•	any change in the method of distribution of dividends;

•	any increase in shareholders’ obligations;

•	any restrictions or the abolition of pre-emptive rights;

•	any change of our registered offices;

•	any change in our country of incorporation;

•	the establishment of extraordinary reserve funds or other reserve funds in excess of the compulsory reserve fund required pursuant to our articles of association and Greek law;

•	our dissolution and the appointment of a receiver, trustee or custodian for our company or any part of our assets;

•	any change to our term, objects and purposes; and

•	any change in our articles of association.

     In the absence of the 67% quorum, the general meeting is adjourned, the next meeting requires a quorum of 55% and, if this is not met either, a third meeting is convened to which a quorum of 50% plus one applies.

     Our articles of association provide that any amendment to such articles that would change the rights of its shareholders is subject to the extraordinary quorum and supermajority approval requirements described above. However, certain fundamental shareholder rights, including the right to vote, the right to participate in a general meeting, the right to receive dividends and liquidation rights, are expressly provided for by Greek law and cannot be revoked or modified by the general meeting of shareholders.

Action by written consent

     The concept of written consent, under which shareholders of, for example, a Delaware company may as a general matter pass resolutions by written consent in lieu of holding a meeting, does not exist under Greek law. It is, however, legal and a commonly used procedure for listed companies to ask shareholders to grant a power of attorney to the chairman of the board of directors in connection with the issues put on the agenda for a general meeting.

Rights of major shareholders

     Under Greek corporate law shareholders holding 5% or more of our paid-up share capital have the right to:

•	convene a general meeting;

•	postpone a resolution (exercisable only once in relation to each resolution) of an annual or extraordinary general meeting for more than thirty days;

•	five days prior to the day of a general meeting, request from the board of directors information concerning any amount paid by us within the two most recent years to members of the board, executives or our other employees, as well as details of any other consideration paid to such persons and any information necessary to consider the items included in the agenda of a general meeting. The board of directors may refuse to disclose the requested information for good and substantial reasons, which must be set forth in the minutes of the general meeting. On the other hand, if, for example, we were a Delaware company, any of our shareholders, irrespective of the size of his or her shareholdings, would have the right to inspect our books and records and make copies of such documents; and

•	request a competent court to review our operations if the shareholder believes that the company is not being managed properly.

     Shareholders holding 10% or more of our paid-up share capital have the right to:

•	object to the approval by our shareholders at a general meeting of a contract between us and a director or other related person if the contract falls outside the scope of our normal business; and

•	object to the approval by our shareholders at a general meeting of any remuneration or compensation granted to the directors not expressly provided for by Greek law or our articles of association.

     Shareholders holding 25% or more of our paid-up share capital have the right to object to a resolution of a general meeting concerning the settlement or waiver by us of any claim for damages against any of our directors. Finally, shareholders holding 33% or more of our paid-up share capital and not represented on our board of directors have the right to request from the board of directors, five days prior to the day of a general meeting, particular information relating to our assets and the development of our corporate affairs. The board of directors may refuse to give such information for good and substantial reasons, which must be set forth in the minutes of the general meeting. Furthermore, shareholders holding 33% or more of our paid-up share capital and not represented on our board of directors have the right to petition a competent court to order an audit in connection with a possible mismanagement of our corporate affairs. The petitioners must show probable cause before the court will order an audit.

Shareholder appointment of directors

     Under Greek law, the articles of association of a Greek company may grant a specific shareholder or shareholders the right to appoint, without election at a general meeting, their representatives to the board of directors up to an aggregate of no more than one-third of the total number of board members. Our articles of association do not currently provide for any such special appointments.

Removal of directors

     Under Greek law, directors may be removed at any time by a resolution approved by a simple majority of shareholders present at a general meeting. Directors appointed by shareholders may be removed at any time by the shareholders who appointed them. Our articles of association do not currently provide for any such special appointments. Furthermore, shareholders representing at least 10% of our paid-up share capital may request the court to dismiss a director for a serious breach of duty.

Staggered board of directors

     Our board of directors is appointed by our shareholders at a general meeting for a three-year term. Following a resolution of the meeting of our shareholders on May 20, 2002, effective at the annual general meeting of our shareholders in 2005 (unless all the current members of the board resign or are dismissed by the general meeting and a new board is elected prior to 2005), one third of the board will be renewed by re-election or replacement each year.

Directors’ liability

     In accordance with Greek law, directors who negligently or deliberately inflict damage or losses on our company in connection with the performance of their duties, especially relating to the preparation of the annual financial statements, are liable to us for such damage. The annual general meeting customarily releases our directors from liability, but the shareholders may retain specific claims, in connection with the approval of the annual financial statements provided that such release is limited to the general management of our company during the fiscal year of approved accounts. In addition, a general meeting may release a director from liability for any specific claims we may have against him or her, provided that two years have already lapsed since the cause of action arose against the director and a minority representing at least 25% of our paid-up share capital does not object to such resolution. In contrast, most U.S. federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty.

     In general, actions for damages as against directors for loss incurred by the Company are exercised under Greek law through the company, rather than through derivative actions, a remedy typically available to shareholders of U.S. companies. However, under certain limited circumstances the shareholders of a Greek company may have the right to bring an action against directors on behalf of the company. Our board of directors may decide by a simple majority to bring an action on behalf of us against any of its members. In addition, if our shareholders so resolve at a general meeting by an absolute majority, or if shareholders representing 33% of our paid-up share capital so request, we are under an obligation to bring a claim for damages against members of the board of directors for mismanagement of corporate affairs within six months either from the day of the general meeting or from the day such request is submitted to us. We are then represented in court by special independent representatives appointed either at a general meeting or by the court.

     We have obtained insurance against our executive officers’ and directors’ potential liability under U.S. securities laws.

Issue of share capital

     Subject to the pre-emptive rights contained in our articles of association, our share capital may be increased by a resolution of the shareholders. A quorum of 67% of the holders of our share capital and a supermajority of 90% of the share capital present and entitled to vote is required to pass the resolution.

Issue of shares for non-cash consideration

     Greek corporate law requires a valuation of non-cash assets offered as payment for an issue of shares. Under Greek law, a commission set up by the Greek Ministry of Development must determine the value of the assets.

Issue of shares in connection with a business combination

     We are required to obtain approval from the Ministry of Development and the Athens Stock Exchange, or the ASE, if we decide to increase our share capital for any reason, including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the ASE is more likely to undertake a substantive review of the proposed transaction.

Pre-emptive rights and appraisal rights

     Under Greek law, all share capital increases, including increases in the form of convertible bonds but excluding those for non-cash consideration, must be offered first on a pre-emptive basis to our existing shareholders. Pre-emptive rights may only be waived or restricted by a resolution of the general meeting upon delivery of a written report from the board of directors justifying the reasons for the proposed waiver. A quorum of 67% of the holders of our share capital and a supermajority of 90% of the share capital present and entitled to vote is required to pass the resolution. Shareholders of many U.S. companies typically have no pre-emptive rights. For example, under Delaware law shareholders have no pre-emptive rights unless these rights are specifically granted in a Delaware company’s certificate of incorporation.

     Unlike the shareholders of a U.S. company, under Greek law our shareholders have no appraisal rights in connection with merger transactions involving us.

Rights issues

     The time period for the exercise of rights under a rights issue is fixed by a resolution of the general meeting and may not be less than one month, during which time our ordinary shares must be traded on the ASE. All new shares not acquired by our shareholders may be allocated by the board of directors in its sole discretion and may be offered to non-shareholders at a price that is at least equal to that of the rights issue.

Rights of purchase and redemption of our ordinary shares

     Under Greek law, we are prohibited from acquiring our own ordinary shares, except:

•	in connection with a redemption or reduction of our share capital;

•	if ordered by a court for the purpose of repaying our debts;

•	with respect to ordinary shares which have been donated to us by a shareholder;

•	as a result of a transfer of all of our assets; or

•	in the context of a purchase of ordinary shares for the purpose of distributing them to our employees or to the employees of one of our affiliates.

     We may also acquire our ordinary shares up to a maximum of 10% of our share capital in order to support the price of our ordinary shares in circumstances in which our shareholders determine that the share price is substantially lower than that which would correspond to the state of the market, given our financial condition and prospects. The shareholders resolution must specify the maximum number of ordinary shares to be purchased the high and low prices at which we may purchase the ordinary shares and the time period of the redemption program, which may not exceed 12 months from the date of the resolution. The shareholder resolution must be immediately notified to the Athens Stock Exchange and published in one political and one financial newspaper and in the ASE Daily Official List at least 10 days before the start of the time period of the redemption program. The board of directors may decide to acquire the shares in stages within the time period and upper limit set by the general meeting of shareholders upon prior notification of the ASE and publication of the relevant board resolution in one political and one financial newspaper. Under Greek law, we are required to fund a share buy-back exclusively from funds that could be distributed to shareholders as dividends.

     The day following the expiration of the time period during which we may be authorized to purchase our ordinary shares, we must submit to the Greek Capital Market Commission and the ASE a statement setting forth the number of ordinary shares acquired, the average acquisition price, the total number of treasury shares as at that date, as well as the percentage of share capital which corresponds to this number. This information is published in the ASE Daily Official List and is disclosed to our shareholders at the following general meeting. The purchased shares must be fully paid-up and acquired from the broad investing public. Any ordinary shares so acquired must be sold within three years of purchase, which may be extended for a further two years upon application to the Capital Market Commission, or otherwise must be cancelled. Both the decision to sell and the decision to cancel such shares must be communicated to the ASE. All ordinary shares so acquired do not have voting rights but may be taken into account for the purpose of assessing a quorum.

     As a general matter, in light of the restrictions on the ability of a Greek company to repurchase its own shares under Greek law described above, we are subject to a share repurchase regime that could be more restrictive than that applicable to U.S. companies.

Disclosure of interests in shares

     Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person’s voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 20%, 1/3, 50% or 2/3 of our total voting rights, must inform us and the ASE in writing within one day of the later of the date of acquisition or sale or the date when the person became aware of the transaction.

     A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder’s voting rights is increased or decreased by 3% or more, and for any member of the board of directors or any executive officer who acquires or disposes of 3% or more of our total voting rights, irrespective of his or her total percentage. Furthermore, directors must notify the ASE of each transaction in our ordinary shares if the total amount of such transactions exceeds €293,470 on any given day.

     Greek law requires any of our shareholders holding at least 10% of any class of our shares to report to the ASE, in advance of any acquisition or transfer of more than 5% of the same class of shares, the exact volume, and timing of the transaction as well as the name of any broker or underwriter used in connection with such acquisition or transfer. This information is then published in the Daily Bulletin of the ASE.

Adoption of anti-takeover measures by our board of directors

     Unlike the laws of many states in the United States, Greek law prevents directors from adopting anti-takeover measures in the case of a hostile bid, including the implementation of a shareholder rights plan or a so-called “poison pill”, without prior shareholder approval. In addition, there is no provision in our articles of association that will have the effect of delaying, deferring or preventing a change of control.

C. Material Contracts

     You should read Item 5, “Operating Financial Review and Prospect,” and Item 7B, “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of our material contracts.

D. Exchange Controls

     There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares or ADSs outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of ordinary shares or ADSs to dispose of his or her shares or ADSs, as the case may be, and receive the proceeds of such disposal outside Greece.

     All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ASE, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

     Potential purchasers of listed companies’ shares should consult their professional advisers in connection with the internal procedures and requirements established by credit institutions in Greece with regard to such repatriation.

E. Taxation

Greek taxation

Introduction

     The following is a summary of material Greek tax considerations that may be relevant to the ownership and disposition of the ordinary shares and ADSs. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to hold the ordinary shares or ADSs.

     This summary is based on tax laws and regulations in effect in Greece on the date of this annual report which are subject to change without notice. Potential purchasers should consult their own tax advisers concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) or other tax consequences of the ownership and disposition of the ordinary shares or ADSs.

Corporate taxation

     The net income of Greek société anonymes is taxed at a flat rate of 35%.

Taxation of dividends

     No withholding taxes are imposed by Greece on the payment of dividends on the ordinary shares.

Taxation of capital gains

     Under Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the ASE by enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece maintaining double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly.

     Capital gains from the sale of listed securities earned by natural persons, whether Greek or foreign residents, and enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece without obligation to maintain double entry accounting records, are exempt from taxation. Foreign enterprises not operating in Greece through a permanent establishment are also exempt from Greek taxes, subject to the provisions of the applicable double taxation treaty, if any. Pursuant to Article 27 of Law 2703/1999, capital gains from the sale of securities listed on stock exchanges outside Greece, including the ADSs, earned by Greek natural persons or legal entities are also exempt from taxation. Capital gains of U.S. holders (as defined below in United States Taxation – Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares or ADSs will not be subject to income tax in Greece.

Transfer taxes and charges

     A transfer tax is imposed on transfers of ASE-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.06% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller.

Stamp duty

     The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

     Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies on a progressive system which depends on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force.

Gift tax (donation taxes)

     A similar system of progressive taxation applies to the donation of listed shares.

United States Taxation

Introduction

     This section describes the material United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	individual retirement accounts and other tax-deferred accounts,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of Coca-Cola Hellenic Bottling Company S.A.,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

     You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a United States domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This section does not apply to you if you are a beneficial owner of shares or ADSs who is not a United States person for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. Currently, a reciprocal tax treaty, with a protocol thereto, is in effect between the United States and Greece. You should consult your tax advisers with respect to the effect of such treaty (and the protocol thereto) on owning and disposing of shares or ADSs in your particular circumstances.

     This discussion addresses only United States federal income taxation.

Taxation of dividends

     Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax.

Taxation of capital gains

     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a noncorporate U.S. holder recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the ordinary shares or ADSs are held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

     We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

     If we were to be treated as a PFIC, unless a U.S. holder makes an effective election to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your ordinary shares or ADSs in general would not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as they apply to a foreign private issuer, and will file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of such material from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

     We intend to furnish holders of our ordinary shares with annual reports containing consolidated financial statements audited by independent accountants, beginning with the fiscal year ending December 31, 2002. We intend to file quarterly financial statements under cover of Form 6-K. We also intend to furnish other reports as we may determine or as required by law.

I. Subsidiary Information

     Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     You should read Item 5, “Operating and financial review and prospects — Market risk” for quantitative and qualitative disclosures about market risk.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our managing director and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

During the 90 days prior to the filing of this annual report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14(c) of the Securities Exchange Act of 1934. This evaluation was performed under the supervision and with the participation of our management, including our managing director and our chief financial officer. Based upon that evaluation, our managing director and chief financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level. Subsequent to the date of their most recent evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls and no corrective actions have been taken with regard to significant deficiencies or material weaknesses in those controls.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable until our annual report on Form 20-F for the fiscal year ending December 31, 2003.

ITEM 16B CODE OF ETHICS

     Not applicable until our annual report on Form 20-F for the fiscal year ending December 31, 2003.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable until our annual report on Form 20-F for the fiscal year ending December 31, 2003.

PART III

ITEM 17 FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 FINANCIAL STATEMENTS

     The following consolidated financial statements and related schedule, together with the reports thereon of Ernst & Young, are filed as part of this Annual Report:

ITEM 19 EXHIBITS

     The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended on June 17, 2002*
2.1	€900.0 million Facilities Agreement with a €250.0 million (or U.S. dollar equivalent) Swingline Option, dated May 14, 2002 for Coca-Cola Hellenic Bottling Company S.A., arranged by Credit Suisse First Boston, Deutsche Bank AG London, HSBC Investment Bank plc and Salomon Brothers International Limited with HSBC Investment Bank plc acting as Euro Swingline Agent, HSBC Bank (USA) Inc. acting as U.S. Swingline Agent and HSBC Investment Bank plc acting as Facility Agent*
2.2	Trust Deed relating to €2.0 billion Euro Medium Term Note Program among Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as issuers, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as guarantors*
3.1	Shareholders’ Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*
3.2	Amendment to the Shareholders’ Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*
3.3	Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)*
4.1	Form of European Bottler’s Agreement*
4.2	European Bottler’s Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.*
4.3	Form of International (Non-European) Bottler’s Agreement*
4.4	Form of Distribution Agreement*
4.5	Supply Agreement dated June 24, 1999 between Frigoglass S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)*
4.6	Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited*
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under “Business — Subsidiaries” in the Annual report)

Exhibit
Number	Description

12.1	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
12.2	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002**

*	Incorporated by reference to the Registration Statement on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on October 8, 2002.

**	Furnished but not filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Registrant)

By: /s/ JAN GUSTAVSSON
Name: Jan Gustavsson
Title: General Counsel and Company Secretary

Date: June 30, 2003

Report of Independent Auditors

Shareholders and Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

     We have audited the accompanying consolidated balance sheets of Coca-Cola Hellenic Bottling Company S.A. (“the Company”) as at December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Notes 1 and 3 to the consolidated financial statements, in 2002 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, and changed its method of accounting for goodwill and other intangible assets.

Ernst & Young
Athens, Greece
March 21, 2003

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income

	Year ended
	December 31

	2002	2001	2000

	(In millions of euros,
	except per share
	amounts)
Net sales revenue	€3,839.4	€3,398.1	€1,987.9
Cost of goods sold	2,366.4	2,083.9	1,264.7

Gross profit	1,473.0	1,314.2	723.2
Selling, delivery and administrative expenses	1,178.5	1,074.7	572.7
Amortization of intangible assets	—	77.8	29.4

Operating profit	294.5	161.7	121.1
Interest expense	(70.3)	(77.3)	(50.2)
Gain on sale of investment	—	—	24.7
Other income	16.8	9.4	5.2
Other expense	(4.2)	(6.4)	(12.1)

Income before income taxes	236.8	87.4	88.7
Income tax expense	(73.3)	(18.2)	(35.8)
Share of income (loss) of equity method investees	4.3	(1.6)	(11.4)
Minority interests	(15.8)	(15.4)	(4.3)

Net income before cumulative effect of accounting change	152.0	52.2	37.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0	(94.0)	—	—

Net income	€58.0	€52.2	€37.2

Net income per share:
Before cumulative effect of accounting change	0.65	0.22	0.21
Cumulative effect of accounting change	(0.40)	—	—

Basic and diluted net income per share	€0.25	€0.22	€0.21

See Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	December 31

	2002	2001

	(In millions of euros)
Assets
Current assets:
Cash and cash equivalents	€101.3	€141.7
Trade accounts receivable, less allowances of €20.7 in 2002 and €19.1 in 2001	457.5	428.2
Inventories	309.3	277.9
Receivables from related parties	78.2	55.4
Taxes receivable	11.3	9.2
Deferred income taxes	20.2	29.0
Prepaid expenses	51.9	65.3
Other current assets	73.7	60.5

Total current assets	1,103.4	1,067.2
Property, plant, and equipment
Land	99.4	91.3
Buildings	682.3	669.7
Returnable containers	216.1	208.9
Production and other equipment	1,725.1	1,630.4

	2,722.9	2,600.3
Less accumulated depreciation and amortization	(856.6)	(700.6)

	1,866.3	1,899.7
Construction in progress	30.3	29.7
Advances for equipment purchases	26.6	19.0

	1,923.2	1,948.4
Investment in equity method investees	53.3	50.4
Deferred income taxes	78.1	152.6
Other tangible non-current assets	20.3	14.1
Franchise rights, net	2,017.4	2,108.5
Goodwill and other intangible assets, net	699.2	697.2

Total assets	€5,894.9	€6,038.4

See Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	December 31

	2002	2001

	(In millions of euros,
	except share data)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€313.1	€89.0
Accounts payable	203.5	208.6
Accrued expenses	300.6	311.0
Amounts payable to related parties	87.1	115.1
Loan notes due to The Coca-Cola Company	—	158.2
Deposit liabilities	135.0	122.5
Income taxes payable	72.0	52.9
Deferred income taxes	5.1	50.9
Current portion of long-term debt and capital lease obligations	210.7	6.8

Total current liabilities	1,327.1	1,115.0
Long-term debt, less current portion	950.9	1,184.2
Capital lease obligations, less current portion	28.4	20.7
Employee benefit obligations	74.4	70.5
Deferred income taxes	718.5	796.8
Other long-term liabilities	17.1	5.6

Total long-term liabilities	1,789.3	2,077.8

Minority interests	65.3	58.4
Shareholders’ equity:
Ordinary shares, €0.31 (2001: €0.30) par value:
236,668,596 shares authorized, issued and outstanding	73.4	71.0
Additional paid-in capital	2,154.0	2,154.0
Deferred compensation	(0.5)	(0.4)
Retained earnings	305.2	292.2
Accumulated other comprehensive income	181.1	270.4

Total shareholders’ equity	2,713.2	2,787.2

Total liabilities and shareholders’ equity	€5,894.9	€6,038.4

See Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares					Accumulated
			Additional			other
	Number of		paid-in	Deferred	Retained	comprehensive
	shares	Amount	capital	compensation	earnings	income	Total

	(In millions except per share data)
Balances at January 1, 2000	142.9	€43.2	€—	€—	€247.9	€107.2	€398.3
Changes in deferred compensation related to Employee Share Purchase Plan				(0.6)			(0.6)
Shares and options issued as consideration for acquisition	93.8	27.8	2,194.9				2,222.7
Effect of change to fixed exchange rate between the euro and Greek drachma		(1.5)	(39.4)		(3.4)		(44.3)
Net income for 2000					37.2		37.2
Other comprehensive income:
Currency translation adjustment, net of applicable income taxes of €0.8						57.4	57.4

Comprehensive income							94.6

Balances at December 31, 2000	236.7	69.5	2,155.5	(0.6)	281.7	164.6	2,670.7
Adjustment of par value		1.5	(1.5)				—
Cash dividends (€0.18 per share)					(41.7)		(41.7)
Change in deferred compensation related to Employee Share Purchase Plan				0.2			0.2
Net income for 2001					52.2		52.2
Other comprehensive income:
Currency translation adjustment, net of applicable income taxes of €2.7						105.8	105.8
Cumulative effect of change in accounting for derivative financial instruments net of applicable income taxes of €1.4						4.4	4.4
Change in fair value of derivatives net of applicable income taxes of €3.0						(8.4)	(8.4)
Loss reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.6						4.0	4.0

Comprehensive income							158.0

Balances at December 31, 2001	236.7	71.0	2,154.0	(0.4)	292.2	270.4	2,787.2
Capitalization of reserves		2.4			(2.4)		—
Cash dividends (€0.18 per share)					(42.6)		(42.6)
Change in deferred compensation related to Employee Share Purchase Plan				(0.1)			(0.1)
Net income for 2002					58.0		58.0
Other comprehensive income:
Currency translation adjustment, net of applicable income taxes of €11.1						(89.7)	(89.7)
Change in fair value of derivatives net of applicable income taxes of €0.8						0.4	0.4

Comprehensive income							(31.3)

Balances at December 31, 2002	236.7	€73.4	€2,154.0	€(0.5)	€305.2	€181.1	€2,713.2

See Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows

	Year ended
	December 31

	2002	2001	2000

	(In millions of
	euros)
Operating activities
Net income	€58.0	€52.2	€37.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	270.2	314.6	170.4
Deferred income taxes	(20.5)	(33.7)	(6.9)
(Gain) loss on disposal of assets	(4.9)	13.3	(21.2)
Minority interests	15.8	15.4	4.3
Share of (income) loss of equity method investees	(4.3)	1.6	11.4
Cumulative effect of accounting change for SFAS No. 142, before income taxes	119.0	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(23.9)	2.9	141.2
Inventories	(47.0)	(6.9)	60.6
Accounts payable and accrued expenses	(11.6)	46.6	(167.5)

Net cash provided by operating activities	350.8	406.0	229.5
Investing activities
Purchases of property, plant and equipment	(301.4)	(257.3)	(156.6)
Proceeds from disposals of property, plant and equipment	22.0	19.6	24.4
Cash payments for acquisitions, net of cash acquired	(192.6)	(66.1)	(422.2)
Proceeds from sale of investments	0.2	0.6	57.0

Net cash used in investing activities	(471.8)	(303.2)	(497.4)
Financing activities
Proceeds from issuance of long-term debt	545.7	939.4	534.3
Payments on long-term debt	(396.2)	(991.5)	(152.5)
Payments on capital lease obligations	(7.8)	(6.7)	(2.2)
Dividends paid	(49.6)	(44.0)	(39.6)

Net cash provided by (used in) financing activities	92.1	(102.8)	340.0
Effect of exchange rates on cash	(11.5)	(1.6)	0.2

Net (decrease) increase in cash and cash equivalents	(40.4)	(1.6)	72.3
Cash and cash equivalents at beginning of year	141.7	143.3	71.0

Cash and cash equivalents at end of year	€101.3	€141.7	€143.3

See Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Organization

     Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and was formed in August 2000 through the merger of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc (see Note 2). Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the “Company") are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 12.

     Coca-Cola Hellenic Bottling Company S.A. is listed on the Athens, New York, London and Sydney stock exchanges.

Principles of Consolidation

     The consolidated financial statements include the accounts of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (and include the accounts of Hellenic Bottling Company and its subsidiaries (the predecessor company) for the period prior to August 2000). Investments in affiliates in which Coca-Cola Hellenic Bottling Company S.A. has ownership interests of 20% to 50% are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including transactions with equity method investees, are eliminated in consolidation.

     The Company had a 60% ownership interest in Coca-Cola Molino Beverages Limited, a company engaged in the bottling and distribution of The Coca-Cola Company’s beverages in Russia. This investment was accounted for under the equity method because, according to the shareholders’ agreement between The Coca-Cola Company and the Company, The Coca-Cola Company had substantive participating rights that required its approval for decisions occurring in the ordinary course of business. These decisions included approval of annual operating and capital expenditure budgets as well as selection and termination of executive management. On November 23, 2001, the Company acquired the remaining 40% ownership from The Coca-Cola Company and the operations of Coca-Cola Molino Beverages Limited have been consolidated from that date.

Use of Estimates

     In conformity with generally accepted accounting principles, the preparation of financial statements for the Company requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Revenue Recognition

     Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

     Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. The amount of listing fees so capitalized at December 31, 2002 was €5.8 million (2001: €2.8 million). Of this balance, €3.6 million (2001: €0.7 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2002 amounted to €7.5 million with €6.5 million and €2.3 million for 2001 and 2000, respectively. Marketing and promotional incentives paid to customers during 2002 amounted to €88.0 million with €37.9 million in 2001, and €22.6 million in 2000.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2002, such contributions totaled €30.4 million as compared to €49.9 million and €35.0 million in 2001 and 2000, respectively.

     Where we distribute third party products we recognize the related revenue earned based on the gross amount invoiced to the customer where we act as principal, take title to the products and have assumed the risks and rewards of ownership. We recognize revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) where the Company acts as an agent without assuming the relevant risks and rewards.

Warehouse Costs

     Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in selling, delivery and administrative expenses. Such costs amounted to €115.7 million in 2002 with €106.8 million and €57.4 million in 2001 and 2000, respectively.

Distribution Costs

     Distribution costs represent those costs that are incurred to transport product to the buyer’s designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in selling, delivery and administrative expenses. In 2002, the distribution costs totaled €194.6 million, compared with €172.0 million and €94.7 million for 2001 and 2000, respectively.

Advertising Expense

     Advertising costs are expensed as incurred and were €105.9 million in 2002 with €124.8 million and €66.6 million during 2001 and 2000, respectively.

Interest Expense

     Interest costs are expensed as incurred and include interest on loans, overdrafts, capital leases and amortization of debt issuance costs.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents comprise cash balances and short-term deposits.

Inventories

     Inventories are priced at the lower of cost or market value using principally the first in, first-out method.

Property, Plant and Equipment

     Property, plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Returnable containers	3 to 12 years
Production and other equipment	3 to 12 years

     Production and other equipment includes coolers used to distribute beverages for immediate consumption. Depreciation includes amortization of assets under capital leases.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Intangible Assets

     Intangible assets consist of franchise rights, goodwill and, until December 31, 2001, assembled workforce.

     Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

     In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed annually for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

     Prior to the cessation of amortization, franchise rights and goodwill were amortized on a straight-line basis over 40 years, and assembled workforce was amortized over five years. The assembled workforce intangible asset was reclassified to goodwill upon adoption of Statement No. 142.

     The adoption of Statement No. 142 required an initial impairment assessment to be performed on all goodwill and indefinite-lived intangible assets, with an annual impairment assessment thereafter, unless factors indicate that the test should be made earlier. The Company tests for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company’s facts and circumstances. The Company evaluates franchise rights for impairment by comparing its carrying value to its fair value determined based on the present value of estimated future cash flows from such franchise rights.

Franchise Incentive Arrangements

     The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are received on placement of coolers and are based on franchise incentive arrangements and included as a reduction to the assets to which they relate. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments received from The Coca-Cola Company for the placement of cold drink equipment were €18.3 million in 2002 (€2.4 million in 2001). No such payments were received in 2000.

Impairment of Long-Lived Assets

The Company evaluates impairment of long-lived assets in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement No. 144”). Statement No. 144 supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company adopted Statement No. 144 as of January 1, 2002. The adoption of the standard has not had a significant impact.

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Conditions that may indicate an impairment issue exists include an economic downturn in a market or a change in the assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is utilized, based on location-specific economic factors.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Income Taxes

     Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Recapitalization

     The authorized share capital of Coca-Cola Hellenic Bottling Company S.A. was increased by €2.4 million at the 2002 annual general meeting of the Company through an increase of the par value of the shares from €0.30 per share to €0.31 per share, effective June 27, 2002. The increase resulted from the capitalization of retained earnings.

     On November 22, 2001, the authorized share capital of Coca-Cola Hellenic Bottling Company S.A. was increased by €1.5 million at an extraordinary general meeting of the Company through an increase of the par value of the shares from 100 Greek drachma to 102.225 Greek drachma which equates to €0.30 per share. The increase was necessary for the conversion of the share capital into euro, as Greek law requires the minimum par value of the shares after conversion to be €0.30 per share.

Retained Earnings

     Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. Statutory reserves amounting to €31.3 million cannot be distributed, while tax free and partially taxed reserves amounting to €216.6 million may be distributed if taxed, where applicable.

Foreign Currency Translation

     The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, Foreign Currency Translation (“Statement No. 52”). All balance sheet accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rate. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

     The subsidiaries in Belarus, Moldova, Romania, Russia, Serbia and Montenegro and Ukraine operate in hyper-inflationary environments. The functional currency used to remeasure the financial statements of Serbia and Montenegro and the other countries are the euro and the U.S. dollar, respectively, as in each case it is the currency most closely aligned to or used for the pricing, payment or measurement of their revenues, costs, debt and trade liabilities. Transactions and balances not already measured in U.S. dollars or euros have been remeasured into U.S. dollars or euros in accordance with the relevant provisions of Statement No. 52. Accordingly, revenues, cost, capital and non-monetary assets and liabilities denominated in local currencies are remeasured at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in local currencies are remeasured at exchange rates prevailing on the balance sheet date.

     Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in results of operations. Transaction losses totaling €7.5 million, €5.1 million and €14.5 million were included in the statements of income for the years ended December 31, 2002, 2001 and 2000, respectively.

     The exchange rate between the euro and the Greek drachma was fixed at €1 = 340.75 Greek drachmas effective January 1, 2001. Accordingly, the accounts of Coca-Cola Hellenic Bottling Company S.A. included in the consolidated balance sheet as at December 31, 2000 were translated at that fixed rate.

Derivative Financial Instruments

     As of January 1, 2001, the Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which was issued in June 1998 and its amendments include: Statement No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 and Statement No. 138, Accounting for Derivative Instruments and Certain Hedging Activities, issued in June 1999 and June 2000, respectively (collectively referred to as “Statement No. 133”).

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     As a result of adoption of Statement No.133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualified as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that related to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

     Adoption of Statement No. 133 did not have a significant effect on the Company’s financial statements other than recognition of derivative assets and liabilities on the balance sheet with market value adjustments recognized in other comprehensive income.

     Prior to January 1, 2001, the Company also used derivative instruments. The accounting policies followed for each was as follows:

     Interest rate swaps: Receipts and payments were included in interest expense. Unrealized gains and losses were not recognized in income.

     Foreign currency contracts: Realized gains and losses were recognized in income during the same period as the underlying hedged item was recognized in income. Gains or losses on contracts terminated early were recognized in income.

     Commodity futures: Realized gains and losses were recognized in income during the same period as the underlying transaction. Gains or losses on contracts terminated early were recognized in income immediately.

Stock-Based Compensation

     The Company accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

New Accounting Pronouncements

     In July 2002, FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”). This statement requires that a liability for costs associated with exit or disposal activity be recognized, and measured at fair value when the liability is incurred rather than at the date an entity commits to an exit plan. This impacts the recognition of one-time termination benefits such as severance pay and other termination indemnities where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract.

     The new standard is applicable for exit and disposal activity initiated after December 31, 2002. This statement will impact the timing of the company’s recognition of liabilities for costs associated with exit or disposal activities.

     In December 2002, FASB issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“Statement No. 148”). Statement No. 148 amends Statement No. 123 to provide three alternative methods of transition for Statement No. 123’s fair value method of accounting for stock-based compensation for companies that elect to adopt the provisions of Statement No. 123. Transition to the fair value accounting method of Statement No. 123 is not required by Statement No. 148. The Company has elected to use the intrinsic value method of accounting for stock-based compensation in accordance with APB No. 25 and related interpretations. Statement No. 148 also amends the disclosure provisions of Statement No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123, to stock-based employee compensation (in millions except per share amounts):

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

	For the year ended December 31

	2002	2001	2000

Net income as reported	€58.0	€52.2	€37.2
Add: Stock-based employee compensation expense included in net income	0.3	—	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(11.4)	(9.8)	—

Pro forma net income	€46.9	€42.4	€37.2

Earnings per share:
Basic and diluted — as reported	€0.25	€0.22	€0.21
Basic and diluted — pro forma	€0.20	€0.18	€0.21

     Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor, provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be characterized as a reduction of cost of sales when recognized in the customer’s income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost.

     The EITF consensus is required to be adopted for fiscal years beginning after December 15, 2002. The Company is in the process of evaluating the impact of this EITF on the financial statements.

2. Acquisitions and Divestitures

Acquisition of Valser Mineralquellen AG

     On September 30, 2002, the Company jointly with The Coca-Cola Company acquired the Swiss mineral water bottler, Valser Mineralquellen AG, a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million (excluding costs), of which Coca-Cola Hellenic Bottling Company S.A.’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser Mineralquellen AG’s production and distribution facilities.

     The Company acquired the business except for the trademark, which was acquired by The Coca-Cola Company, and the mineral water source, which is owned 50% by each party.

     The fair values of the significant assets acquired and liabilities assumed, which are subject to finalization and pending outstanding third party valuations, are as follows (in millions):

Cash and cash equivalents	€13.6
Other current assets	14.7
Property, plant and equipment	36.1
Other non-current tangible assets	6.0
Goodwill	28.6

Total assets	€99.0
Dividend payable to former shareholders	4.7
Other current liabilities	26.9
Deferred tax liabilities	8.3

Total liabilities	39.9

Net assets acquired	€59.1

Cash paid to former shareholders	€58.7
Costs of acquisition	0.4

Total consideration	€59.1

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     The results for Valser Mineralquellen AG are included in the consolidated statements of income from the date of acquisition. For the three months to December 31, 2002, the Valser Mineralquellen AG acquisition contributed €0.7 million to the net income of the Company. At this stage, the acquisition has resulted in the Company recording €28.6 million of goodwill in its established countries segment.

Acquisition of Dorna Apemin S.A.

     On December 17, 2002, the Company jointly with The Coca-Cola Company acquired the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company’s share was €19.5 million. The acquisition comprised all brands and products of Dorna Apemin S.A., including White Spring, Poiana Negri and Dorna mineral waters.

     The Company’s interest represents 49.1% of the outstanding shares in Dorna Apemin S.A.. Coca-Cola Hellenic Bottling Company S.A. has control of the entity and has fully consolidated the net assets of Dorna Apemin S.A.. The acquisition has been accounted for using the purchase method of accounting.

     The fair values of the significant assets acquired and liabilities assumed in Dorna Apemin S.A., which are subject to finalization and pending outstanding third party valuations, are as follows (in millions):

Property, plant and equipment	€8.8
Other tangible assets	2.5
Goodwill	18.1

Total assets	€29.4

Short-term debt	3.1
Other current liabilities	4.7
Minority interests	1.8
Other long-term liabilities	0.2

Total liabilities	9.8

Net assets acquired	€19.6

Cash paid to former shareholders	€19.5
Costs of acquisition	0.1

Total consideration	€19.6

     The contribution of Dorna Apemin S.A. to the results of the Company was negligible for the year ended December 31, 2002. At this stage the acquisition has resulted in the Company recording €18.1 million of goodwill in its emerging countries segment.

Acquisition of The Coca-Cola Company’s bottling operations in the Baltics

     On January 2, 2002, as part of the Company’s policy of expansion in the region, the Company completed the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Estonia and Latvia. The Company paid to The Coca-Cola Company consideration of €7.2 million in the form of loan notes for 100% of these entities. In addition the Company acquired from The Coca-Cola Company long-term debts of €30.1 million owed by the acquired entities to The Coca-Cola Company and incurred transaction costs of €0.1 million. The Company also issued loan notes to The Coca-Cola Company in respect of the acquisition of these debts. All loan notes issued as consideration by the Company were repaid in the course of 2002. As a result of the acquisition, the Company recorded €11.5 million of franchise rights and €1.4 million of goodwill in its developing countries segment. The results of operations of these entities are included in the consolidated statement of income from the date of acquisition. Had the results of this acquisition been included in operations commencing with 2001, the reported results would not have been materially affected.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     The fair values of the significant assets acquired and liabilities assumed are as follows (in millions):

Current assets	€16.7
Property, plant and equipment	19.6
Franchise rights	11.5
Goodwill	1.4

Total assets	€49.2

Current liabilities	10.3
Long-term debt	30.1
Deferred tax liabilities	1.4
Other long-term liabilities	0.1

Total liabilities	41.9

Net assets acquired	€7.3

Loan notes issued to The Coca-Cola Company	7.2
Costs of acquisition	0.1

Total consideration	€7.3

Acquisition of The Coca-Cola Company’s bottling operations in the Russian Federation

     On November 23, 2001, the Company purchased from The Coca-Cola Company all of its wholly owned and majority-owned bottling operations in the Russian Federation (“Coca-Cola Eurasia Bottlers”). As consideration, the Company issued short-term loan notes of €101.5 million to The Coca-Cola Company.

     Also on November 23, 2001, the Company purchased from The Coca-Cola Company the remaining 40% ownership interest it held in the Company’s subsidiary, Coca-Cola Molino Beverages Limited. As consideration, the Company paid €27.3 million in cash to The Coca-Cola Company.

     As a result of these acquisitions, the Company now has the exclusive rights to sell and distribute products of The Coca-Cola Company in all of the Russian Federation.

     The fair values of the significant assets acquired and liabilities assumed of each of the above acquisitions, are as follows (in millions):

	Coca-Cola	Coca-Cola
	Molino	Eurasia
	Beverages	Bottlers

Current assets	€17.9	€54.0
Property, plant and equipment	96.2	164.1

Total assets	114.1	218.1

Current liabilities	31.7	38.5
Deferred tax liabilities	—	6.0
Loan notes due to The Coca-Cola Company	—	59.6
Minority interest arising	—	2.1

Total liabilities	31.7	106.2

Net assets of acquisitions	82.4	111.9
Less: Equity in Molino held by the Company	(55.1)	—

Net assets acquired	€27.3	€111.9

Cash paid to The Coca-Cola Company	27.3	—
Loan notes issued to The Coca-Cola Company	—	101.5
Other amounts payable to The Coca-Cola Company	—	5.3
Costs of acquisition	—	5.1

Total consideration	€27.3	€111.9

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Acquisition of Coca-Cola Beverages plc

     On August 9, 2000, the Company acquired 100% of the outstanding share capital of Coca-Cola Beverages plc in a transaction accounted for as a purchase. In accordance with the terms of the acquisition, which were agreed to and announced on August 18, 1999, the Company offered to exchange six of its ordinary shares for every fifty-seven shares of Coca-Cola Beverages plc held by Coca-Cola Beverages plc shareholders. In lieu of exchanging its ordinary shares for 100% of Coca-Cola Beverages plc’s shares, the Company offered to acquire a portion of the shares held by Coca-Cola Beverages plc shareholders in exchange for cash. In determining the fair value of the Company’s shares for purposes of measuring the total purchase price consideration to be allocated to assets acquired, the Company used the average quoted closing share price of its shares on the Athens Stock Exchange for the two days before, on and after August 18, 1999, or €23.49 per share. In total, the Company paid €416.4 million in cash, and issued 93,729,760 shares and 2,293,049 options, as consideration for all of the outstanding ordinary shares and options of Coca-Cola Beverages plc.

     Coca-Cola Beverages plc was a bottler of branded soft drink products of The Coca-Cola Company including Coca-Cola, Fanta, Sprite, Cappy Juices, and Bonaqua mineral water and had operations in 13 countries in Europe. As a result of the acquisition, the combined entity became the world’s second largest bottler, at the time, by volume of The Coca-Cola Company-branded soft drinks products. The step change in scale provided the Company with a complementary range of countries, greater geographic breadth, enhanced management team, and enhanced operational strengths. The operations of Coca-Cola Beverages plc are included in the consolidated statements of income from the date of acquisition.

     The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed, as determined by the Company with the assistance of third-party valuation experts, at the date of acquisition (in millions):

Current assets	€753.4
Property, plant and equipment	1,133.8
Franchise rights	2,072.0
Goodwill	668.9
Assembled workforce	33.4
Deferred tax assets	134.7
Other non-current assets	6.4

Total assets	€4,802.6

Current liabilities	827.1
Long-term debt	509.1
Deferred tax liabilities	757.4
Other long-term liabilities	40.5

Total liabilities	2,134.1

Net assets acquired	€2,668.5

Fair value of 93,729,760 shares issued to shareholders of Coca-Cola Beverages plc	2,201.9
Cash paid to shareholders of Coca-Cola Beverages plc	416.4
Fair value of options	20.8
Costs of acquisition	29.4

Total consideration	€2,668.5

     The €668.9 million of goodwill was assigned to the established and developing market segments in the amounts of €538.9 million and €130.0 million, respectively.

Other acquisitions in 2000

     On December 19, 2000, the Company obtained the rights to prepare and package trademarked beverages of The Coca-Cola Company in cans for exclusive distribution and sale in Hungary through the acquisition of the entire share capital of Coca-Cola Magyarorszàg Italok Kft., a Hungarian company, for cash consideration of €23.0 million. In addition, the Company also obtained the rights to prepare and package trademarked beverages of The Coca-Cola Company in cans for exclusive distribution and sale in Austria and Switzerland through the acquisition of the entire share capital of Coca-Cola Dosenproduktion AG, an Austrian company, for cash consideration of €16.6 million. As a result of these acquisitions, the Company recorded €38.7 million of franchise rights and €8.9 million of goodwill allocated to the established and developing market segments in the amounts of €4.8 million and €4.1 million, respectively.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Pro forma results

     The following table summarizes unaudited pro forma financial information of the Company as if the acquisitions of Coca-Cola Beverages plc, and those in the Russian Federation, Hungary and Austria discussed above were effective at the beginning of the respective years. Accordingly, the pro forma results of operations include adjustments related to depreciation and amortization expense resulting from the allocation of purchase price and interest expense related to debt used to finance the acquisitions from the beginning of the respective periods. The weighted average shares used to compute pro forma basic and diluted net income per share assumes that shares issued as consideration for the acquisitions were issued at the beginning of the respective periods.

	Year ended
	December 31,

	2001	2000

	(In millions except per share amounts)
Net sales revenue	€3,627.2	€3,312.6
Cost of goods sold	2,231.7	2,138.3

Gross profit	1,395.5	1,174.3
Selling, delivery, and administrative expenses	1,171.1	1,027.2
Amortization of intangible assets	77.8	80.3

Operating profit	146.6	66.8
Interest expense	(83.0)	(98.2)
Other income	9.6	6.6
Other expenses	(7.2)	(14.2)
Gain on sale of investment	—	24.7

Income (loss) before income taxes	66.0	(14.3)
Income tax expense	(24.4)	(36.9)
Share of income of equity method investees	4.5	3.5
Minority interests	(15.4)	(4.1)

Net income (loss)	€30.7	€(51.8)

Basic and diluted net income (loss) per share	€0.13	€(0.22)

Divestitures

     As a pre-condition of the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company disposed of its 20% holding in Frigoglass S.A. on June 29, 2000 for €58.1 million. A gain on the disposal of €24.7 million was recognized in income during 2000.

3. Franchise Rights, Goodwill and Other Intangible Assets

     The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as at January 1, 2002. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

     The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total	€94.0

     Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 million relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

     The Company also reclassified an assembled workforce intangible asset with an unamortized balance of €24.9 million (together with the related deferred tax liability of €8.4 million) to goodwill upon adoption of Statement No. 142.

     The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002.

     The following table sets forth the carrying value of intangible assets not subject to amortization from January 1, 2002 (in millions):

	December 31, 2002	December 31, 2001

Franchise rights	€2,017.4	€2,108.5
Goodwill	699.2	672.3
Assembled workforce	—	24.9

Total	€2,716.6	€2,805.7

     There are no intangible assets that are subject to amortization and no amortization charge was incurred for the year ended December 31, 2002. In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2002. No impairment was indicated.

     The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

As at January 1, 2001	€540.9	€134.6	€0.8	€676.3
Goodwill arising on acquisitions	—	0.5	0.3	0.8
Amortization charge for year	(13.7)	(3.5)	—	(17.2)
Foreign exchange differences	3.1	9.3	—	12.4

As at December 31, 2001	530.3	140.9	1.1	672.3
Goodwill arising on acquisitions	28.6	1.4	18.2	48.2
Impairment charge	(3.3)	(27.3)	—	(30.6)
Reclassification of assembled workforce (net of deferred taxation)	11.4	5.1	—	16.5
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverages plc	—	(2.3)	—	(2.3)
Foreign exchange differences	3.2	(8.1)	—	(4.9)

As at December 31, 2002	€570.2	€109.7	€19.3	€699.2

     The following table summarizes and reconciles net income for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization expense recognized in such periods related to franchise rights, goodwill and assembled workforce intangible assets that are no longer amortized (in millions except per share amounts):

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

	For the year ended

	December 31, 2002	December 31, 2001	December 31, 2000

Reported net income before cumulative effect of accounting change	€152.0	€52.2	€37.2
Add back after tax amounts:
Franchise rights amortization	—	36.4	13.5
Goodwill amortization	—	17.2	6.5
Assembled workforce amortization	—	4.5	1.7

Adjusted net income	€152.0	€110.3	€58.9

Basic and diluted income per share:
Reported net income	€0.65	€0.22	€0.21
Add back after tax amounts:
Franchise rights amortization	—	0.16	0.07
Goodwill amortization	—	0.07	0.04
Assembled workforce amortization	—	0.02	0.01

Adjusted basic and diluted net income per share	€0.65	€0.47	€0.33

4. Inventories

     Inventories consist of the following at December 31 (in millions):

	2002	2001

Finished goods	€111.8	€93.7
Raw materials	129.5	124.8
Consumables	55.8	54.3
Other	12.2	5.1

Total inventories	€309.3	€277.9

5. Long-term Debt and Short-term Borrowings

     Long-term debt consisted of the following at December 31 (in millions):

		2002	2001

	Interest rate
€200 million Eurobond maturing on December 17, 2003	European IBOR +0.225%	€200.0	€200.0
€300 million Eurobond maturing on December 17, 2004	Fixed 4.00%	293.7	294.9
€625 million Eurobond maturing on June 27, 2006	Fixed 5.25%	653.3	646.1
Other borrowings		3.9	43.6

		1,150.9	1,184.6
Less: current portion		200.0	0.4

Total non-current portion of long term debt		€950.9	€1,184.2

     Long-term debt carried at floating rates is based on various types of Inter Bank Offer Rates or “IBOR”.

     Maturities of long-term debt for the four years subsequent to December 31, 2002 are (in millions):

2003	€200.0
2004	297.6
2005	—
2006	653.3

Total long-term debt	€1,150.9

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     As at December 31, 2002, a total of €1,125.0 million in Eurobonds have been issued under the €2 billion Euronote program. A further €875.0 million is available for issuance. The bonds are not subject to any financial covenants.

     The Company maintains committed facilities with banks. The undrawn committed facilities available to the Company at December 31, 2002 were as follows (in millions):

Amounts expiring in less than one year	€ —
Amounts expiring between one and three years	450.0
Amounts expiring between three and five years	450.0

Total undrawn committed facilities	€900.0

     In March 2002, we established a €1.0 billion global commercial paper program with various financial institutions to further diversify our short-term funding sources. The program consists of a multi-currency euro-commercial paper facility and a U.S. dollar denominated U.S. commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

     During May 2002, we replaced our €750.0 million syndicated loan facility with a €900.0 million facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and us. In the aggregate, we have a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion.

     The use of the backstop facility may become subject to a covenant setting a minimum ratio of our COP to our consolidated net interest expense of at least 3:1 in the event that either our credit rating by Standard & Poors falls below BBB+ or our credit rating by Moody’s does not remain at or above Baa1. COP is defined as operating profit (loss) before deductions for depreciation and amortization of intangible assets. Our current ratings are above those required and accordingly, the Company is currently not subject to financial covenants. As at December 31, 2002, we exceeded the required minimum ratio of our COP to our consolidated net interest expense. COP and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. No amounts have been drawn under this facility.

     Short-term borrowings at December 31 consist of (in millions):

	2002	2001

Bank overdraft facilities	€32.1	€16.5
Other short-term borrowings	281.0	72.5

Total	€313.1	€89.0

Loan notes due to The Coca-Cola Company	€ —	€158.2

     The weighted average interest on other short-term borrowings was 3.3%, 5.0% and 5.6% as at December 31, 2002, 2001 and 2000, respectively.

     The loan notes due to The Coca-Cola Company at the end of 2001 were repaid in 2002. They had an interest rate of 2.9%.

     Total interest paid during the years ended December 31, 2002, 2001 and 2000 was €91.9 million, €86.1 million and €50.5 million, respectively.

6. Income Taxes

     Pre-tax income (loss) for the years ended December 31, arose in the following jurisdictions (in millions):

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

	2002	2001	2000

Greece	€59.7	€65.1	€90.4
Other	177.1	22.3	(1.7)

Total pre-tax income	€236.8	€87.4	€88.7

     Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2002	2001	2000

Current:
Greece	€26.3	€27.7	€18.9
Other	42.6	24.2	23.8

Total current	68.9	51.9	42.7

Deferred:
Greece	(5.6)	4.7	8.9
Other	10.0	(38.4)	(15.8)

Total deferred	4.4	(33.7)	(6.9)

Total current and deferred tax	€73.3	€18.2	€35.8

     The above provision for deferred income taxes includes a net credit for the effect of changes in tax laws and rates of €20.1 million in 2002 and €27.3 million in 2001.

     Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2002	2001

Deferred tax liabilities:
Intangible assets	€631.9	€695.4
Tax in excess of book depreciation	85.2	94.8
Foreign investments	7.2	18.9
Capital investment incentives	26.9	30.7
Other	11.8	7.9

Total deferred tax liabilities	€763.0	€847.7
Deferred tax assets:
Net operating loss carryforwards	122.3	145.3
Liabilities and reserves	21.1	58.8
Book in excess of tax depreciation	17.3	37.6
Pensions and benefit plans	8.3	8.4
Other	10.6	5.9

Total deferred tax assets	€179.6	€256.0
Valuation allowance for deferred tax assets	(41.9)	(74.4)

Net deferred tax assets	137.7	181.6

Net deferred tax liabilities	€625.3	€666.1

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company’s income tax expense for the years ended December 31 is as follows (in millions):

	2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent

Greek statutory expense	€82.9	35.0%	€30.6	35.0%	€31.0	35.0%
Lower tax rates of other countries	(17.8)	(7.5%)	(11.9)	(13.6%)	(4.9)	(5.5%)
Additional local taxes	11.9	5.0%	5.0	5.7%	8.5	9.6%
Tax holidays or exemptions	(7.3)	(3.1%)	(15.8)	(18.1%)	(4.6)	(5.2%)
Non-deductible expenses	47.2	19.9%	42.4	48.5%	17.7	20.0%
Capital investment incentives	(9.6)	(4.1%)	(2.9)	(3.3%)	(5.2)	(5.9%)
Income not subject to tax	(14.3)	(6.0%)	(6.1)	(7.0%)	(4.2)	(4.7%)
Changes in tax laws and rates	(20.1)	(8.5%)	(27.3)	(31.2%)	(1.6)	(1.8%)
Change in valuation allowance	(1.8)	(0.8%)	(5.3)	(6.1%)	(8.2)	(9.2%)
NOLs with no current benefit	4.5	1.9%	9.0	10.3%	8.8	9.9%
Other, net	(2.3)	(1.0%)	0.5	0.7%	(1.5)	(1.8%)

Total income tax charge	€73.3	31.0%	€18.2	20.9%	€35.8	40.4%

     At December 31, 2002 the Company had net operating tax loss carryforwards (NOLs) of €391.8 million (2001: €464.4 million) for income tax purposes. €109.4 million of NOLs expire between 2003 and 2007. €6.3 million of NOLs expire between 2008 and 2010. €276.1 million of NOLs do not expire because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes a valuation allowance of €23.0 million (2001: €31.7 million) has been recognized to offset a portion of the deferred tax asset related to these carryforwards.

     No income taxes are provided on the undistributed earnings of foreign subsidiaries where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €731.9 million at December 31, 2002. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

     Total tax paid during the years ended December 31, 2002, 2001 and 2000 were €57.1 million, €41.6 million and €42.4 million, respectively.

7. Employee Benefit Obligations

     Employees of the Company’s subsidiaries in Nigeria, Greece, Bulgaria and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees’ actuarially determined service period.

     The Company’s subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as does one of the two plans in Northern Ireland and the plan in Greece. The Austrian plan does not have plan assets.

     The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions for Financial Accounting Standards Board (“FASB”) Statement No. 87, Employers’ Accounting for Pensions (“Statement No. 87”), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Post Retirement Benefits. The Company adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as of January 1, 1989, the effective date specified in the Statement. The amortization periods for the transition obligations range from 10 to 18 years. The amount recorded directly in equity on January 1, 2000 was €27.0 million.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Summarized information for the above plans is as follows (in millions):

			Statutory
	Pension plans		termination obligations

	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	€54.0	€54.0	€52.5	€43.6
Service cost	5.2	3.9	6.5	3.9
Interest cost	4.3	3.0	5.6	3.3
Actuarial loss (gain)	6.7	(1.7)	2.7	5.9
Benefits paid	(2.2)	(5.2)	(4.4)	(4.2)
Effect of currency exchange	(0.8)	—	0.7	—

Benefit obligation at end of year	€67.2	€54.0	€63.6	€52.5

Change in plan assets:
Fair value of plan assets at beginning of year	41.9	44.8	—	—
Actual return on plan assets	(8.9)	(4.1)	—	—
Employer contributions	7.1	3.0	—	—
Benefits paid	(2.0)	(1.8)	—	—
Effect of currency exchange	(1.0)	—	—	—

Fair value of plan assets at end of year	€37.1	€41.9	—	—

Funded status	(30.1)	(12.1)	(63.6)	(52.5)
Unrecognized net transition liability	—	—	3.3	4.2
Unrecognized net actuarial loss	21.7	3.1	14.7	10.1

Net amount recognized	€(8.4)	€(9.0)	€(45.6)	€(38.2)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	2.1	2.3	—	—
Accrued benefit liability	(10.5)	(11.3)	(45.6)	(38.2)

Net amount recognized	€(8.4)	€(9.0)	€(45.6)	€(38.2)

Included in:
Current liabilities	—	—	4.8	—
Non-current liabilities	8.4	9.0	40.8	38.2

Total	€8.4	€9.0	€45.6	€38.2

				Statutory
	Pension plans			termination obligations

	2002	2001	2000	2002	2001	2000

Service cost	€5.2	€3.9	€2.8	€6.5	€3.9	€2.6
Interest cost	4.3	3.0	2.5	5.6	3.3	3.0
Expected return on plan assets	(6.1)	(3.3)	(3.7)	—	—	—
Amortization of transition obligations	—	—	—	0.8	0.8	0.8
Recognized net actuarial obligation loss (gain)	0.2	—	(1.1)	2.5	0.7	(0.1)

Net periodic benefit cost	€3.6	€3.6	€0.5	€15.4	€8.7	€6.3

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Weighted-average assumptions as of December 31:	Nigeria	Others

Year ended December 31, 2002
Discount rate	15%	5 -5 1/2%
Rate of future compensation increases	14%	31/2-4 1/2%
Expected return on plan assets	—	6-7 1/2%

Year ended December 31, 2001
Discount rate	15%	5 -6 1/4%
Rate of future compensation increases	14%	2 -4%
Expected return on plan assets	—	7 1/4-7 1/2%

Italian Severance Indemnity

     Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of EITF No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The liability was €25.2 million and €23.3 million at December 31, 2002 and 2001, respectively. The charge to earnings was €4.8 million, €4.3 million and €2.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Defined Contribution Plans

     The Company also sponsors defined contribution plans covering employees at five of the Company’s subsidiaries. The Company’s contributions to these plans were €7.9 million, €3.5 million and €2.8 million in 2002, 2001 and 2000, respectively.

8. Employee Share Purchase Plan

     The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resource Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in Coca-Cola Hellenic Bottling Company S.A. shares. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee’s salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek-resident employees’ contribution up to a maximum of 5% of their salary with an annual employer contribution which is made in December of each year and matching shares purchased in December vest immediately.

     Shares forfeited (i) are held in a reserve account by the Coca-Cola HBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company’s matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders equity. The expense for 2002, 2001 and 2000 amounted to €1.5 million, €1.3 million and €0.4 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

9. Other Comprehensive Income

     The components of other comprehensive income are as follows (in millions):

		Derivative
		Financial
	Currency	Instruments
	Translation	Gains
	Adjustments(1)	(Losses)	Total

As at January 1, 2000	€107.2	—	€107.2
Currency translation adjustment, net of applicable income taxes of €0.8	57.4	—	57.4

As at December 31, 2000	164.6	—	164.6
Cumulative effect of change in accounting for derivative financial instruments net of applicable income taxes of €1.4	—	4.4	4.4
Change in fair value of derivatives net of applicable income taxes of €3.0	—	(8.4)	(8.4)
Loss reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.6	—	4.0	4.0
Currency translation adjustment, net of applicable income taxes of €2.7	105.8	—	105.8

As at December 31, 2001	270.4	—	270.4
Currency translation adjustment, net of applicable income taxes of €11.1	(89.7)	—	(89.7)
Change in fair value of derivatives net of applicable income taxes of €0.8	—	0.4	0.4

As at December 31, 2002	€180.7	€0.4	€181.1

(1)	Includes amounts related to equity method investees.

10. Commitments and Contingencies

Leases

     The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment includes the following amounts for leases that have been capitalized at December 31 (in millions):

	2002	2001

Equipment	€54.3	€34.8
Less amortization	(11.6)	(2.9)

	€42.7	€31.9

     The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

     Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2002 (in millions):

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

	Capital	Operating
	Leases	Leases

2003	€12.9	€17.3
2004	9.8	11.9
2005	9.6	10.5
2006	6.3	5.6
2007	3.3	4.5
Thereafter	5.7	10.4

Total minimum lease payments	47.6	€60.2

Amounts representing interest	(8.5)

Present value of net minimum lease payments	€39.1

Long-term portion of capital leases	28.4
Current portion of leases	10.7

Total capital leases and non-cancelable operating leases	€39.1

     Rental expense for operating leases for 2002 is €28.6 million. The rental expense was €25.5 million and €10.0 million in 2001 and 2000, respectively.

Other

     The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Company of approximately €2.9 million and requiring changes in the Company’s commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine relates to the Company’s commercial dealings with certain wholesalers during the period 1991-1999. On March 27, 2002, the Company appealed this decision before the Athens Administrative Court of Appeal. On April 18, 2002 the Athens Administrative Court of Appeal accepted in part the Company’s interim application for suspension of the Greek Competition Authority’s decision by suspending half of the amount of the fine imposed on the Company by the Greek Competition Authority. Until the main hearing before the Athens Court of Appeal, it is not possible to predict the outcome of the case.

     The European Commission is currently investigating commercial practices engaged in by Coca-Cola Hellenic Bottling Company S.A.’s subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and its bottlers in Europe. The investigation commenced in July 1999 when the European Commission visited Coca-Cola Hellenic Bottling Company S.A.’s offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against Coca-Cola Hellenic Bottling Company S.A.’s Austrian subsidiary in the course of 2003. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines of restrictions of our practices.

     In recent years, customs authorities in some Central and Eastern European countries have attempted to challenge the classification under which the group imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2001, one such issue in Hungary was successfully resolved. The Company still has similar issues outstanding before Polish and Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

     The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

     At December, 31, 2002, the Company had capital commitments over the next year of €70.4 million.

     At December 31, 2002, the Company had commitments to purchase €150.3 million of raw materials over the next three years.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

11. Financial Instruments

Derivative Financial Instruments

     The Company only uses derivatives for hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate

     The Company used interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting the Company’s €625.0 million and €300.0 million fixed-rate debt to a floating rate based on EURIBOR. The notional amount of the swaps is €925.0 million. The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

     The Company also used interest rate swap agreements to convert a portion of its €200.0 million floating-rate debt to a fixed-rate basis over the remaining life of the debt, thus reducing the impact of interest-rate changes on future income. Unrealized losses of €1.2 million were recorded in accumulated other comprehensive income at year-end, which, if realized, will be recorded in interest expense over the life of the debt.

     During the year ended December 31, 2002, the Company recognized a net gain of €6.5 million (2001: net loss of €1.7 million) related to the undesignated portion of its interest rate swaps. In 2001 the Company also recognized losses of €6.4 million during the year-ended December 31, 2001, related to cash flow hedges that had been discontinued because the underlying debt to which these hedges related was refinanced and replaced by new debt instruments. Both amounts have been included in other income or expenses in the consolidated statements of income for the years ended December 31, 2002 and 2001, respectively.

     During 2002, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the income statement through the option revaluation process. In 2002, the Company benefited from lower interest costs and consequently, recognized a loss of €2.8 million in relation to these items in the income statement. The cumulative loss on these caps will not exceed the premiums paid of €4.9 million.

Foreign Currency

     The Company is exposed to the effect of foreign currency risk on expenditures that are denominated in a currency other than the functional currency of the operation with the exposure. From time to time, the Company uses forward contracts to hedge a portion of its anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than one year after the balance sheet date.

     At December 31, 2002 and 2001, the Company recorded a nominal amount of unrealized losses in accumulated other comprehensive income as a result of the hedge contracts, which if realized, will be recorded in operating expenses when the underlying transaction affects operating results. The fair values of forward contracts, €8.0 million and negative €0.1 million at December 31, 2002 and 2001 respectively, are included in other current assets and other current liabilities.

Sugar

     The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the price risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar future contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations.

     At December 31, 2002, the Company recorded €2.7 million of unrealized gains in accumulated other comprehensive income as a result of the hedge contracts, which if realized, will be recorded in cost of sales when the related sugar is utilized in 2003.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable, and derivatives.

     The Company maintains cash and cash equivalents with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company’s policy to limit exposure to any one institution.

     Concentrations of credit risk are limited due to the large number of entities comprising the Company’s customer base.

     Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

Fair Values of Financial Instruments

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

     Long- and short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair value. The fair value of the Company’s long-term debt is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

     Foreign exchange contracts, interest rate swaps and commodity futures: The fair values of the Company’s foreign currency contracts, interest rates swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations. The fair values of foreign currency contracts and commodity contracts were insignificant at the end of each year.

     The carrying amounts and fair value of the Company’s long-term debt and interest rate swaps at December 31 are as follows (in millions of euros):

	2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Interest rate swap asset	30.3	30.3	9.6	9.6
Interest rate swap liability	9.2	9.2	—	—
Long-term debt	1,150.9	1,165.7	1,184.6	1,194.0

12. Segment Information

     Coca-Cola Hellenic Bottling Company S.A. has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operates in 26 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia, Serbia and Montenegro and Ukraine.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     Coca-Cola Hellenic Bottling Company S.A.’s operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. Coca-Cola Hellenic Bottling Company S.A. evaluates performance and allocates resources primarily based on COP. The accounting policies of Coca-Cola Hellenic Bottling Company S.A.’s reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

     There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.’s segments, nor are there significant export sales from Greece (in millions, for the year ended December 31).

	2002	2001	2000

Net sales revenue
Established	€2,048.7	€1,982.8	€1,231.4
Developing	699.0	647.3	246.5
Emerging	1,091.7	768.0	510.0

	€3,839.4	€3,398.1	€1,987.9

COP
Established	€311.4	€288.9	€216.9
Developing	92.4	61.7	7.4
Emerging	160.9	125.7	67.2

	564.7	476.3	291.5
Depreciation and amortization
Established	103.9	153.2	86.0
Developing	67.6	83.5	32.2
Emerging	98.7	77.9	52.2

	270.2	314.6	170.4
Operating profit (loss)
Established	207.5	135.6	130.9
Developing	24.8	(21.8)	(24.8)
Emerging	62.2	47.9	15.0

	294.5	161.7	121.1
Interest expense
Established	53.1	27.1	12.8
Developing	14.9	14.8	9.7
Emerging	1.4	3.9	6.0
Corporate	61.1	73.6	25.4

	130.5	119.4	53.9
Intersegment interest expense	(60.2)	(42.1)	(3.7)

	70.3	77.3	50.2
Interest income
Established	2.1	4.1	2.3
Developing	16.2	13.0	3.1
Emerging	4.3	3.1	1.5
Corporate	47.9	31.1	2.0

	70.5	51.3	8.9
Intersegment interest income	(60.2)	(42.1)	(3.7)

	10.3	9.2	5.2
Income tax expense
Established	37.5	18.2	31.0
Developing	4.6	(18.7)	(5.4)
Emerging	31.2	18.7	10.2

	73.3	18.2	35.8

Subtotal	161.2	75.4	40.3

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

	2002	2001	2000

Reconciling items:
Gain on sale of investment	—	—	24.7
Other expense	(4.2)	(6.4)	(12.1)
Other income (excluding interest)	6.5	0.2	—
Share of income (loss) of equity method investees	4.3	(1.6)	(11.4)
Minority interests	(15.8)	(15.4)	(4.3)

Net income before cumulative effect of accounting change	€152.0	€52.2	€37.2

Capital expenditure
Established	€118.2	€135.4	€71.9
Developing	64.3	38.8	20.1
Emerging	118.9	83.1	64.6

	€301.4	€257.3	€156.6

Total assets
Established	€3,589.9	€3,574.6	€3,516.3
Developing	1,581.5	1,687.2	1,414.0
Emerging	1,062.7	1,115.7	862.8
Corporate	1,602.6	1,489.9	936.4
Intersegment receivables	(1,941.8)	(1,829.0)	(1,019.4)

	€5,894.9	€6,038.4	€5,710.1

13. Stock-Based Compensation Plans

     The Company adopted an employee stock option plan on December 13, 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in Coca-Cola Beverages plc. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates. All other stock options were granted at exercise prices equal to the ten-day average price of Coca-Cola Hellenic Bottling Company S.A. shares prior to the date of grant. The Coca-Cola Hellenic Bottling Company S.A. options vest over a three-year period and expire ten years from the date of grant.

     At the date of the conversion to stock options, December 13, 2001, there were 7,201,355 stock appreciation rights outstanding with exercise prices ranging from €13.35 to €25.06. The holders of these rights would receive a payment equal to the difference between the exercise price and the market value of a Coca-Cola Hellenic Bottling Company S.A. share at the date of exercise. These rights have been accounted for as stock appreciation rights payable in cash, and the Company recorded compensation expense of less than €0.1 million for each of the years ended December 31, 2001 and 2000. The accrued liability at the date of conversion, less than €0.1 million, was reclassified to additional paid-in capital. The rights which were not converted to stock options on December 13, 2001, 1,302,267 in total, have continued to be accounted for as stock appreciation rights payable in cash, along with 738,400 new stock appreciation rights issued on December 11, 2002 with an exercise price of €14.31. There was nominal compensation expense recognized for all the rights in 2002, less than €0.1 million, and there was no accrued liability associated with the rights outstanding at December 31, 2002, 1,631,828 in total.

     The Company follows APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), and related interpretations in accounting for its stock-based compensation plans. Under APB Opinion No. 25, to the extent options are granted with an exercise price less than the market price on date of grant, compensation expense is recognized over the vesting period. Compensation expense recorded for 2002, amounted to €0.3 million. There was no compensation expense recorded for 2001 and 2000.

     Following is a summary of stock options outstanding as at December 31, 2002:

Range of exercise prices	€13.35 to €16.22	€18.80 to €25.06
Number of options outstanding	4,662,500	1,062,458
Weighted average remaining contractual life	8.4 years	6.4 years
Weighted average exercise price	€16.04	€21.01
Number of options exercisable	2,412,744	1,062,458
Weighted average exercise price	€16.10	€21.01

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

     All of the above options were granted on December 13, 2001. The Company had previously granted, upon its acquisition of
Coca-Cola Beverages plc, 2,293,049 stock options to former holders of Coca-Cola Beverages plc stock options. These options were not exercised and expired six months after the date of grant and were then replaced with stock appreciation rights in quantities and prices in line with the previous stock options. There were no other options granted, exercised or forfeited during 2002, 2001 or 2000.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the three years ended December 31, 2002 is presented in Note 1 under the heading “New Accounting Pronouncements”.

14. Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2002	2001	2000

Numerator (euros):
Net income	€58.0	€52.2	€37.2
Denominator (number of shares):
Basic and diluted average ordinary shares outstanding	236.7	236.7	179.7

15. Other Income

     Other income consists of €10.3 million of interest income in 2002 (2001 and 2000, €9.2 million and €5.2 million respectively) and gains on interest rate swaps of €6.5 million (in 2001 exchange gains, of €0.2 million).

16. Other Expense

     Other expenses consist of exchange losses of €1.4 million (2000: €12.1 million) and losses on valuation of options of €2.8 million (in 2001 loss on interest rate swaps of €6.4 million).

17. Related Party Transactions

The Coca-Cola Company

     Coca-Cola Hellenic Bottling Company S.A. is considered a “key bottler” by The Coca-Cola Company which indirectly owns 24.0% of the issued shares of Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2002. The Coca-Cola Company has also entered into bottler’s agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.’s subsidiaries. The terms of the bottler’s agreements oblige Coca-Cola Hellenic Bottling Company S.A. to obtain concentrate for products of The Coca-Cola Company from The Coca-Cola Company. These agreements, a majority of which expire in 2008, may be renewed at The Coca-Cola Company’s discretion, until 2018. The Coca-Cola Company has also authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

     Total purchases of concentrate, finished products and other materials amounted to €836.2 million, €746.7 million and €449.8 million for the years ended December 31, 2002, 2001 and 2000 respectively. Contributions received from The Coca-Cola Company for marketing and

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

promotional incentives amounted to €72.6 million, €57.7 million and €45.9 million for the years ended December 31, 2002, 2001 and 2000 respectively. Total support payments received from The Coca-Cola Company for the placement of cold drink equipment was €18.3 million in 2002 and €2.4 million in 2001. No such payments were received in 2000. In addition, the Company purchased €1.0 million of fixed assets from The Coca-Cola Company. There were no fixed assets purchased in 2001 and 2000.

     During the year, the Company sold €21.3 million of finished goods and raw materials to The Coca-Cola Company.

     Rent and facility costs paid to The Coca-Cola Company amounted to €1.8 million, €3.7 million, and €0.6 million for the years ended December 31, 2002, 2001 and 2000 respectively. Rent received from The Coca-Cola Company amounted to €2.0 million, €10.0 million and €4.2 million for the years ended December 31, 2002, 2001 and 2000 respectively. The Company also participated in The Coca-Cola Company insurance programs and premiums paid to The Coca-Cola Company amounted to €0.1 million for the year ended December 31, 2000. These amounts are included in selling, delivery and administrative expenses.

     Interest expense included interest paid to The Coca-Cola Company amounting to €3.5 million for the year ended December 31, 2002, compared to €0.5 million for 2001.

     At December 31, 2002 the Company had a total of €68.1 million (2001: €47.1 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €75.2 million (2001: €264.5 million including the loan notes discussed in Note 5).

     In 2002, the Company transferred its rights over the water brand trademark “NaturAqua” to The Coca-Cola Company for €5.3 million. The consideration received has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognised as income, if such criteria are satisfied. As at December 31, 2002, €5.3 million is included in deferred income in the balance sheet.

The Kar-Tess Group

     The Kar-Tess Group owns 39.8% of the issued shares of Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2002. The Kar-Tess Group owns 44.1% of Frigoglass S.A., a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Until June 2000 Coca-Cola Hellenic Bottling Company S.A. owned 20% of Frigoglass S.A. Frigoglass S.A has a controlling interest in Frigoglass Industries Limited (formerly Beta industries), a company in which Coca-Cola Hellenic Bottling Company S.A. also has a 28% interest.

     Under an agreement dated June 24, 1999, Coca-Cola Hellenic Bottling Company S.A. is obliged to obtain at least 60% of its annual requirement of certain types of coolers and related products from Frigoglass S.A. This agreement expires on December 31, 2004.

     Purchases from Frigoglass S.A. and its subsidiaries amounted to €131.1 million, €83.5 million and €68.9 million for the years ended December 31, 2002, 2001 and 2000 respectively. These purchases are comprised of coolers and related materials and containers. Other purchases from The Kar-Tess Group amounted to €4.1 million and €2.1 million for the years ended December 31, 2001 and 2000 respectively. There were no other purchases in 2002. As at December 31, 2002, the Company owed €10.9 million (2001: €3.3 million) to the Kar-Tess and Frigoglass S.A. groups and was owed €0.2 million.

Beverage Partners Worldwide

     Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €14.6 million, €7.6 million and €9.1 million for the years ended December 31, 2002, 2001 and 2000 respectively. At December 31, 2002, the Company was owed €1.5 million (2001: €0.2 million) and owed €0.3 million (2001: €0.7 million).

Leventis Overseas and AG Leventis (Nigeria) PLC

     Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2002, our Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totaling €24.0 million and incurred rental expenses of €1.0 million. At December 31, 2002 the Company owed €0.7 million and was owed €0.4 million.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

Plias S.A.

     Plias S.A. is related to the Company by way of common directors where significant influence exists. During the year, the Company sold €12.2 million of finished good to Plias S.A. and its subsidiaries and received contributions of €0.8 million. At December 31, 2002, Plias S.A. and its subsidiaries owed €7.2 million to the Company.

Other Coca-Cola Bottlers

     In 2002, the Company purchased €3.0 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence.

Brewinvest S.A.

     The Company has a 50% interest in a joint venture, Brewinvest S.A. a group of companies engaged in the bottling and distribution of beer in Bulgaria and Beer and soft drinks in FYROM. There were no significant transactions with the Company during the year.

Report of Independent Auditors

Shareholders and Board of Directors
Coca-Cola Hellenic Bottling Company S.A.

     We have audited the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 , and have issued our report thereon dated March 21, 2003 (included elsewhere in this annual report on Form 20-F). Our audits also included the financial statement schedule “Schedule II – Valuation and Qualifying Accounts” listed in Item 18 of this annual report on Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young
Athens, Greece
March 21, 2003

S-1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

COCA-COLA Hellenic Bottling Company S.A.

December 31, 2002

COL. A.	COL. B.	COL. C.		COL. D.	COL. E.

		Additions

	Balance at	Charged to	Charged to		Balance at
Description	Beginning of Period	Costs and Expenses	Other Accounts	Deductions(1)	End of Period

Year Ended December 31, 2002:
Deducted from assets accounts:
Allowance for doubtful accounts:	€19,054	€5,091	—	€3,467	€20,678

Year Ended December 31, 2001:
Deducted from assets accounts:
Allowance for doubtful accounts:	€13,375	€9,857	—	€4,178	€19,054

Year Ended December 31, 2000:
Deducted from assets accounts:
Allowance for doubtful accounts:	€8,313	€8,713	—	€3,651	€13,375

(1)	Deductions includes uncollectible accounts written off, net of recoveries and the effect of foreign currency translation.

S-2