Form 20-F
period 2003-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2004-06-30
CIK 1190713

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT ON FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-31466

COCA-COLA ELLHNIKH ETAIPEIA
EMFIALΩSEΩS ANΩNYMOS ETAIPEIA

(Exact name of Registrant as specified in its charter)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Translation of Registrant's Name into English)

THE HELLENIC REPUBLIC
(Jurisdiction of incorporation or organization)

9 Fragoklissias Street
151 25 Maroussi Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value €0.50 per ordinary share Represented by American Depositary Shares (ADSs), Each ADS representing one ordinary share*	New York Stock Exchange

*
Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

        Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2003, the close of the period covered by the annual report:

236,925,277 ordinary shares of nominal value €0.50 per ordinary share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☒

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, "Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". In some cases, we use words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, the effects of the recent leveraged re-capitalization on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, "Risk Factors" included elsewhere in this annual report.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. This annual report includes our audited consolidated balance sheets as at December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003.

        For Greek statutory purposes, we are also required to prepare financial statements in accordance with Greek statutory accounting principles and submit these to the Athens Exchange. These statutory financial statements differ from our consolidated financial statements prepared under US GAAP and included in this annual report. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS, effective as of January 1, 2005 and beginning with respect to the fiscal year 2004.

        In this annual report, references to "euro" and "€" are to the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its lawful currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = GRD340.75. Austria, the Republic of Ireland and Italy, three other countries in the European Union in which we operate, have also adopted the euro as their lawful currency. In February 2002, the euro became the exclusive currency in these countries.

        All references to "GRD" are to Greek drachma and all references to "$" and "dollars" are to United States dollars. Merely for the convenience of the reader, this annual report contains translations of certain euro amounts into US dollars and of certain Greek drachma amounts into euro at specified rates. Unless otherwise indicated, the translations of Greek drachma amounts into euro have been made at the fixed conversion rate of €1.00 = GRD340.75. You should be aware that drachma amounts presented in this annual report for periods prior to January 1, 1999 have been translated into the euro using the conversion rate of €1.00 = GRD327.87, representing the exchange rate as of January 1, 1999, the date the euro was introduced.

        You should read Item 3A, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, the translations of euro into US dollars have been made at a rate of €1.00 = $1.2092, being the exchange rate between the euro and the US dollar as of June 22, 2004.

        Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in our industry. Sales volume information presented in this annual report does not form part of our audited consolidated financial statements and has not been audited.

        Unless otherwise indicated, any statements included in this annual report regarding our competitive position are based on information obtained from CANADEAN. In particular, see Item 4B, "Information on the Company—Business overview—Our operations".

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

        Not applicable.

B. Advisors

        Not applicable.

C. Auditors

        Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

        The summary financial information set forth below (excluding unit case volume and the ratio of earnings to fixed charges) for the four year period ended December 31, 2003 has been derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. Our consolidated balance sheets as at December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003 are included elsewhere in this annual report. Summary financial information in accordance with US GAAP has not been presented for the financial year ended December 31, 1999 because, prior to registering our ordinary shares and ADSs under the Securities Exchange Act of 1934 in 2002, we did not prepare financial statements under US GAAP and, as a result, such information cannot be provided without unreasonable effort and expense.

        We define cash operating profit, or COP, as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summary financial information together with Item 5, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included in this annual report.

	As of and for the year ended
	December 31, 2003(1)	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
	(amounts in millions except for sales volume data in units, per share data in euro or dollars and ratio of earnings to fixed charges)
Statement of operations data:
Net sales revenue	$4,858.0	€4,017.5	€3,839.4	€3,398.1	€1,987.9
Cost of goods sold	(2,954.8)	(2,443.6)	(2,366.4)	(2,083.9)	(1,264.7)
Gross profit	1,903.2	1,573.9	1,473.0	1,314.2	723.2
Selling, delivery and administrative expenses	(1,446.2)	(1,196.0)	(1,178.5)	(1,074.7)	(572.7)
Amortization of intangible assets	—	—	—	(77.8)	(29.4)
Operating profit	457.0	377.9	294.5	161.7	121.1
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	—	(94.0)	—	—
Net income	280.4	231.9	58.0	52.2	37.2
Other operating data:
Unit cases volume	1,349.5	1,349.5	1,256.2	1,043.4	610.2
Cash operating profit (COP)	$787.0	€650.8	€564.7	€476.3	€291.5
Ratio of earnings to fixed charges	5.3	5.3	3.9	2.0	3.1
Net cash provided by operating activities	700.6	579.4	350.8	406.0	229.5
Net cash used in investing activities	(494.8)	(409.2)	(471.8)	(303.2)	(497.4)
Net cash (used in) provided by financing activities	(275.3)	(227.7)	92.1	(102.8)	340.0
Reconciliation of net income to cash operating profit:
Net income	280.4	231.9	58.0	52.2	37.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	—	94.0	—	—
Minority interests	13.3	11.0	15.8	15.4	4.3
Share of (income) loss of equity method investees	(5.2)	(4.3)	(4.3)	1.6	11.4
Income tax expense	101.5	83.9	73.3	18.2	35.8
Other expenses	8.6	7.1	4.2	6.4	12.1
Other income	(5.9)	(4.9)	(6.5)	(0.2)	—
Gain on sale of investment	—	—	—	—	(24.7)
Interest income	(13.9)	(11.5)	(10.3)	(9.2)	(5.2)
Interest expense	78.2	64.7	70.3	77.3	50.2

Operating profit	$457.0	€377.9	€294.5	€161.7	€121.1
Plus:
Amortization of intangible assets(2)	—	—	—	77.8	29.4
Depreciation of tangible assets	330.0	272.9	270.2	236.8	141.0

Cash operating profit (COP)	$787.0	€650.8	€564.7	€476.3	€291.5

Share and per share data:
Average ordinary shares outstanding	236,674,925	236,674,925	236,668,596	236,668,596	179,660,069
Net income per ordinary share: basic and diluted	$1.19	€0.98	€0.25	€0.22	€0.21
Cash dividends proposed per ordinary share(3)	$0.24	€0.20	€0.19	€0.18	€0.18
Capital return declared per ordinary share(4)	$2.42	€2.00	€—	€—	€—
Balance sheet data:
Franchise rights, net	$2,356.0	€1,948.4	€2,017.4	€2,108.5	€2,108.8
Share capital	143.3	118.5	73.4	71.0	69.5
Total assets	6,933.4	5,733.9	5,894.9	6,038.4	5,710.1
Net assets	2,728.3	2,256.3	2,713.2	2,787.2	2,670.7
Long-term debt, less current portion	1,575.5	1,302.9	950.9	1,184.2	1,107.2

(1)
Convenience translation figures are translated at the June 22, 2004 noon buying rate for euro of €1.00 = US$1.2092. The translation to US dollars has been provided solely for the purposes of convenience, and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
During the year ended December 31, 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, and ceased amortization of goodwill and other indefinite-lived intangible assets. Amortization of intangible assets for the year ended December 31, 2001 and 2000 was €77.8 million and €29.4 million, respectively.

(3)
The proposed dividends for the years ended December 31, 2000 to December 31, 2003, were declared and paid in the subsequent year.

(4)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

Exchange rate information

        The table below shows the low, high, average and period-end noon buying rates for 2001, 2002 and 2003 in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The rates for the years 1999 and 2000 have been derived by converting the noon buying rate for drachma into euro at the fixed conversion rate of €1.00 = GRD340.75. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
1999	1.00	1.18	1.06	1.00
2000	0.83	1.03	0.94	0.92
2001	0.84	0.95	0.89	0.89
2002	0.86	1.05	0.95	1.05
2003	1.04	1.26	1.13	1.26

        The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

Month	Low	High	Average	End of Period
December 2003	1.20	1.26	1.23	1.26
January 2004	1.24	1.29	1.26	1.25
February 2004	1.24	1.28	1.26	1.24
March 2004	1.21	1.24	1.23	1.23
April 2004	1.18	1.24	1.20	1.20
May 2004	1.18	1.23	1.20	1.22
June 2004 (through June 22, 2004)	1.20	1.23	1.21	1.21

Dividend and dividend policy

        Our articles of association and Greek corporate law govern the payment of dividends. Dividends are paid to our shareholders out of net income. The relevant amounts are calculated based on our unconsolidated financial statements prepared in accordance with Greek statutory accounting principles. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS, effective as of January 1, 2005 and beginning with respect to the fiscal year 2004. Prior to the payment of any dividends, we are required by Greek law to allocate an amount of at least 5% of our net income (on an unconsolidated basis) to a statutory reserve account until this reserve equals at least one-third of our total share capital. The total amount to be distributed with respect to any financial year must not be less than 35% of net income (on an unconsolidated basis and after first subtracting any allocation to the abovementioned statutory reserve account) or 6% of paid-up share capital, whichever is higher. These statutory provisions may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

        We are required by Greek law to convene our annual general meeting within six months after the end of our fiscal year for our shareholders to approve our financial statements and the distribution of a dividend for the previous fiscal year. We are required to pay any dividend approved for distribution to our shareholders within two months after our annual general meeting. You should read Item 10B, "Additional Information—Memorandum and Articles of Association—Dividends" for additional information on the requirements of Greek law and our articles of association for the allocation of dividends.

        In the future, we expect to increase our dividends per share modestly, taking into account, among other factors, our profit growth, business prospects and financial condition.

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

	Per ordinary share		Total(1)
Year
	€	$(2)	€	$(2)
			(in millions)
1998	0.244	0.295	34.9	42.2
1999	0.249	0.302	35.7	43.1
2000	0.176	0.213	41.7	50.4
2001	0.180	0.218	42.6	51.5
2002	0.190	0.230	45.0	54.4
2003	0.200	0.242	47.4	57.3

(1)
Based on the actual number of ordinary shares in issue when the dividend was paid.

(2)
The US dollar amounts are based on the noon buying rate for euro on June 22, 2004, which was €1.00 = US$1.2092.

        In December 2003, we made a capital return payment to our shareholders of €2.00 per ordinary share as part of a leveraged re-capitalization. For additional information on the leveraged re-capitalization see "Selected Financial Data" above, as well as Item 5, "Operating and Financial Review and Prospects—Major recent transactions".

        We pay dividends solely in euro. The depositary will convert any dividends on ordinary shares represented by ADSs into US dollars if it can do so on a reasonable basis and can transfer the proceeds to the United States. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the ordinary shares represented by the ADSs.

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

Risks relating to our relationship with The Coca-Cola Company and The Kar-Tess Group

If The Coca-Cola Company exercises its right to terminate our bottler's agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler's agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

        Our bottler's agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 94% of our total sales volume in 2003. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottler's agreements with The Coca-Cola Company covering each of our territories. The bottler's agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area (comprised of the member states of the European Union as well as Norway, Iceland and Liechtenstein).

        We enter into bottler's agreements with The Coca-Cola Company for each of our territories. Each of our bottler's agreements has a fixed initial term. These agreements, the terms of which were extended with effect as from January 1, 2004 and all of which expire in December 2013, may be renewed, at The Coca-Cola Company's discretion, until 2023. Accordingly, our business is dependent on The Coca-Cola Company's willingness to renew our bottler's agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottler's agreements upon the occurrence of certain events. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for a description of the circumstances under which The Coca-Cola Company may terminate its bottler's agreements with us. If The Coca-Cola Company exercises its right to terminate the bottler's agreements upon the occurrence of certain events, or, if upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our sales will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler's agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottler's agreements in a manner that would make it difficult for us to achieve our financial goals.

        Our bottler's agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our eight countries that recently entered the European Union in order to bring concentrate prices in those countries in line with the rest of the European Union. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottler's agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in the majority of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

        We cannot assure you that The Coca-Cola Company's objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottler's agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        The Kar-Tess Group currently owns approximately 30.3% and The Coca-Cola Company currently indirectly owns approximately 23.9% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. In connection with our merger with Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders' agreement at over 50% of our outstanding share capital and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22%. Under their shareholders' agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, based on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of 11 members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2008. However, at any time the parties may agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2008, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

        These arrangements give The Kar-Tess Group and The Coca-Cola Company significant influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a description of the shareholders' agreement and Item 10B, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for additional information on the matters requiring extraordinary quorum and supermajority approval.

        The interests of The Kar-Tess Group and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, The Kar-Tess Group and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and The Kar-Tess Group or which would benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on our relationship with The Kar-Tess Group and The Coca-Cola Company and Item 10B, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

Our success depends in part on The Coca-Cola Company's success in marketing and product development activities.

        We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of all of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company's consumer marketing activities, including The Coca-Cola Company's discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company's product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-carbonated soft drink, or non-CSD products, these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would, in turn, lead to a decline in our share of the non-alcoholic beverages market and sales volume and adversely affect our growth prospects.

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

The lack of institutional continuity and safeguards in our emerging and developing countries could adversely affect our competitive position, increase our cost of regulatory compliance, negatively impact demand for our products and/or expose us to a heightened risk of loss due to fraud and criminal activity.

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

        The lack of institutional continuity also exacerbates the effect of political uncertainty in our emerging and developing countries and could adversely affect the orderly operation of markets and consumer purchasing power. In addition, in countries with a large and complicated structure of government and administration, such as the Russian Federation, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance.

        Finally, we operate in some countries where corruption historically has been a problem. It is our policy to comply with the US Foreign Corrupt Practices Act and similar regulations. This may put us at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations. In addition, in some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity, even though we review our financial systems regularly in order to minimize such losses.

Adverse economic conditions in our emerging and developing countries could adversely affect demand for our products.

        From time to time some of our emerging and developing countries have experienced difficult economic conditions, including relatively low levels of per capita gross domestic product, or GDP, high inflation or hyper-inflation and high levels of unemployment.

        Our emerging countries in Eastern Europe were significantly affected by the financial crisis in the Russian Federation in 1998. In that case, high inflation combined with a sharp devaluation of the Russian ruble against the US dollar and a decrease in disposable income drastically reduced consumer purchasing power and, in turn, demand for our products. While economic and financial conditions in the Russian Federation and in most of our emerging countries have significantly improved following a period of financial and economic instability between 1998 and 2000, these Eastern European countries are still characterized by economic uncertainty. In 2003, Nigeria faced political, social and economic unrest, including a prolonged strike in July and several fuel shortages, which all together adversely affected our sales volume in that country, which continues to face the risk of political, social and economic instability. In addition, our developing countries, despite their recent entry into the European Union and macro-economic improvement, continue to remain subject to economic volatility from time to time.

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

        Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the European Union, is also subject to EU competition law. The recent admission to the European Union of eight Central and Eastern European countries in which we operate has increased the impact of EU competition law on our business.

        The European Commission is currently investigating commercial practices engaged in by The Coca-Cola Company and bottlers of The Coca-Cola Company's products in Austria, Belgium, Denmark, Germany and the United Kingdom in order to determine whether such practices infringe EU competition law under Article 82 of the EC Treaty, which prohibits abuse of a dominant position within the European Union. As part of that investigation, in July 1999, officials of the European Commission conducted inspections in relation to our subsidiary in Austria, the only one of the territories in which we operate that is subject to the investigation. The European Commission may commence formal proceedings against us at any time as a result of this investigation. The decision of the European Commission authorizing the investigation refers to the following practices that may be relevant in Austria: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. Such proceedings could lead to fines, require us to change our commercial practices or cause adverse publicity. In addition, the Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices in respect of placing coolers in certain locations and lending them free of charge. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. The complainants in the initial proceedings before the Greek Competition Authority also filed a counter-appeal against the Greek Competition Authority's decision, challenging the dismissal of part of their complaints by such authority. On June 16, 2004, the Athens Administrative Court of Appeal issued its decision partly upholding our appeal. In particular, the Court of Appeal decided to reduce the amount of the fine to €1.8 million and upheld the required changes to our commercial practices with respect to coolers. The counter-appeals filed against us were rejected. We are currently considering whether to appeal the Court's decision before the Supreme Administrative Court. In relation to this proceeding, one of our competitors has filed a lawsuit against us claiming damages of €7.7 million. You should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information on these and other proceedings.

        We cannot predict whether competition law enforcement by the European Commission or national competition authorities will result in significant fines being imposed upon us, require us to significantly change our current business practices or result in adverse publicity or whether related private lawsuits could require us to pay significant amounts in damages. Any of these outcomes could hurt our competitiveness and our operating results.

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

        In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium CSD brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. The entry into the European Union of all but one of our developing countries will increase their exposure to such imports from other European Union countries. In addition, the enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at low prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

        If there is a change in our competitors' pricing policies, an increase in the volume of cheaper competing products imported into our countries and the introduction of new competing products or brands, including private label brands, and if we fail to effectively respond to such actions, we may lose customers and market share and/or the implementation of our pricing strategy may be restricted, in which case our results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which we depend to distribute our products in certain countries, could lower our profitability and harm our ability to compete.

        We derive a large and increasing proportion of our revenues from sales of our products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. We expect such sales to continue to represent a significant portion of our revenues. Most of our countries are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers expand their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

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

        The contamination or deterioration of our products, whether actual or alleged, deliberate or accidental, could harm our reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of our products, the stocking and delivery of our products to retailers and wholesalers and the storage and shelving of our products at the final points of sale. Any such contamination or deterioration could result in a recall of our products and/or criminal or civil liability and restrict our ability to sell our products which, in turn, could have a material adverse effect on our business and prospects. These events, including incidents involving other bottlers of The Coca-Cola Company's products, could also adversely impact our competitiveness and revenues by harming the reputation of The Coca-Cola Company's brands.

Adverse weather conditions could reduce demand for our products.

        Demand for our products is affected by weather conditions in the countries in which we operate. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of our countries, increased tourist activity. As a result, unseasonably cool temperatures in our countries could adversely affect our sales volume and the results of our operations for the year.

Price increases in and shortages of raw materials and packaging materials could adversely affect our results of operations.

        Our results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, glass, labels, plastic resin, closures, plastic crates, aluminum, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of our operating companies. Changes in global supply and demand may substantially affect the price of packaging materials and can also, along with weather conditions, government controls, exchange rates, currency controls and other factors, affect the price of our raw materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers.

        A sustained interruption in the supply of such materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4B, "Information on the Company—Business Overview—Raw materials" and Item 5, "Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs" for additional information on our procurement of packaging and raw materials and the cost of raw materials.

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

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of, among other things, concentrate, which amounted to €857.3 million in 2003, are priced predominantly in euro and US dollars, while we sell our products in Northern Ireland and countries outside the European Union in local currencies. We cannot assure you that we will be able to hedge against the long-term effects of this foreign exchange exposure. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure you that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or result of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 27.8% of our net sales revenue in 2003. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to transfer the profits that we earn out of these countries.

Our operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause us to incur liabilities or additional costs or limit our business activities.

        Our production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labor, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of our products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. You should read Item 4B, "Information on the Company—Business Overview—Regulation" for additional information on the regulations to which we are subject.

        Some environmental laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the countries in which we operate have considered or are expected to consider and in some of our countries, particularly member states of the European Union, have already adopted legislation aimed at reducing the amount of discarded plastic, glass and metal waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or otherwise adversely impact our business and prospects. For additional information, see Item 4B, "Information on the Company—Business Overview—Environmental matters".

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

        The enlargement of the European Union will result in the application in all but one of our developing countries of EU labor, tax, accounting and environmental regulations, which could lead to an increase in our compliance costs and make compliance more complicated, at least in the short-term.

If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

        Under our bottler's agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company's trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, the Russian Federation and Belarus have recently challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian, Belarusian and Russian customs authorities have since conceded that the current classification is accurate. However, there are still other similar cases pending before Romanian and Polish courts. Polish and Romanian customs authorities have so far issued unfavorable decisions, all of which we have appealed to more senior administrative levels. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure you that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information on these disputes.

Other risks relating to an investment in our ordinary shares or ADSs

You may not be able to enforce judgments against us or some of our directors or officers.

        We are incorporated under the laws of Greece. Substantially all of our assets are located outside the United States. In addition, the majority of our officers and directors are residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States upon these persons or enforce a US court judgment based on civil liabilities under the US federal securities laws against us or these persons. Courts outside the United States, including in Greece, may decide not to impose civil liability on us, our directors or our officers for a violation of the federal securities laws of the United States. In addition, there is uncertainty as to the enforceability in Greece of judgments of United States courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy, as determined by Greek courts. In addition, it is uncertain if a Greek court would apply the federal laws of the United States in any action brought before such court. You may therefore not be able to enforce any US judgments in civil and commercial matters against us or some of our officers or directors.

Sales of substantial amounts of our ordinary shares by The Kar-Tess Group or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of our ordinary shares or ADSs.

        The Kar-Tess Group and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding at over 50% and The Coca-Cola Company Entities have agreed with The Kar-Tess Group to maintain its shareholding at no less than 22% of our outstanding share capital, during the term of their shareholders' agreement. The current term of the shareholders' agreement expires in December 2008, after which either group of parties may terminate it on three months' written notice. However, The Kar-Tess Group and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders' agreement. Under their shareholders' agreement, each of The Kar-Tess Group (on the one hand) or The Coca-Cola Company Entities (on the other) may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by The Kar-Tess Group or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

The euro/dollar exchange rate could adversely affect the market price of our ordinary shares and the dollar value of dividends we pay in respect of our ordinary shares and ADSs.

        The price of our ordinary shares is quoted in euro. Movements in the euro/dollar exchange rate may affect the US dollar price of our ADSs and the US dollar equivalent of the price of our ordinary shares. We will calculate and pay any cash dividends in euro and, as a result, exchange rate movements will affect the US dollar amount of dividends that you will receive from the depositary if you hold ADSs.

Pre-emptive rights may not be available to you and, as a result, your investment could be diluted.

        Under Greek law, prior to the issue of any class of shares, a company incorporated in Greece is required to offer existing holders of such class of shares pre-emptive rights to subscribe and pay for sufficient new shares to maintain their existing ownership percentages. US holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for new ordinary shares unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights and new ordinary shares, or an exemption from the registration requirements is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, the perceived benefits to us of enabling US holders of our ADSs or ordinary shares to exercise their pre-emptive rights and any other facts, which we consider appropriate at the time. To the extent that US holders of our ADSs or ordinary shares are not able to exercise pre-emptive rights granted in connection with an issue of our ordinary shares, their proportional shareholding in our company would be diluted.

The Athens Exchange may be less liquid than other major exchanges, and may exhibit volatility, which may adversely affect your ability to trade our ordinary shares.

        The principal trading market for our ordinary shares is the Athens Exchange, or the ATHEX. The ATHEX may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2003, the average daily trading volume on the ATHEX was approximately €142.0 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €4.4 million. By comparison, in 2002, the average daily trading volume on the ATHEX was approximately €100.4 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €2.5 million.

        In addition, stock markets in general, including the ATHEX, can be highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9A, "The Offer and Listing—Offer and Listing Details" for additional information on the ATHEX.

You may not enjoy under Greek corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of US companies under US federal and state laws.

        The rights provided to our shareholders under Greek corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a US company under applicable US federal and/or state laws. For example, only shareholders holding a minimum of 5% of our share capital may ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Furthermore, we will generally be exempt from the US Securities Exchange Act of 1934 rules regarding the content and furnishing of proxy statements to our shareholders. In particular, the notice to a general meeting of the shareholders of a Greek company typically sets forth only the items on the agenda for this meeting but it does not include management's recommendations with respect to such items. Accordingly, if you participate in a general meeting of our shareholders through a representative, you may not be able to give him or her voting instructions with advance knowledge of management's position on the items included in the agenda for that meeting.

        Under Greek corporate law, shareholders are also unable to initiate a derivative action, a remedy typically available to shareholders of US companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves. In addition, a majority of more than 75% of our shareholders may release a director from any liability, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that two years have lapsed since the cause of action arose against such director. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty. Our directors, officers and principal shareholders will also be exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934. However, these persons are and will continue to be required to comply with applicable Greek legislation prohibiting insider dealing. Finally, Greek corporate law imposes a particular set of restrictions on the ability of a Greek company to repurchase its own shares, which could be more restrictive than the share repurchase regime applicable to US companies, and does not provide for any kind of appraisal rights in the case of a business combination.

        For additional information on these and other aspects of Greek corporate law and our articles of association, you should read Item 9C, "The Offer and Listing—Markets—Market regulation," Item 10A, "Additional Information—Share Capital" and Item 10B, "Additional Information—Memorandum and Articles of Association". As a result of these differences between Greek corporate law and our articles of association, on the one hand, and US federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a US company.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

        We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, is headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. Hellenic Bottling Company S.A.'s shares were listed on the Athens Exchange in July 1991 and it became one of the largest non-financial companies listed in Greece. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its merger with Coca-Cola Beverages plc in August 2000.

        Hellenic Bottling Company S.A.'s original territory was Greece, where The Coca-Cola Company granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to its merger with Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, the Former Yugoslav Republic of Macedonia (through an equity investment), Serbia and Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Romania, Moldova and part of the Russian Federation (through an equity investment).

        In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of The Coca-Cola Company, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. These territories consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of The Coca-Cola Company. As a result, immediately prior to its merger with Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc's merger with Hellenic Bottling Company S.A., The Coca-Cola Company held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group, which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The remainder of Coca-Cola Beverages plc's shares was publicly held.

        Following the merger, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of The Coca-Cola Company in the world at that time, based on sales volume. We retained our headquarters in Athens and our shares were listed on the Athens Exchange, with secondary listings on the London and Australian Stock Exchanges.

        On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited, and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiaries of Star Bottling Limited are LLC Coca-Cola Vladivostok Bottlers and LLC Coca-Cola HBC Eurasia. In addition, on the same date we also purchased The Coca-Cola Company's 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. Coca-Cola Eurasia Bottlers, as used in this annual report, refers to an affiliated group of certain bottling and distribution operations comprising LLC Coca-Cola Stavropolye Bottlers, LLC Coca-Cola Vladivostok Bottlers and LLC Coca-Cola HBC Eurasia, which prior to November 23, 2001 were wholly or majority owned and controlled by certain subsidiaries of The Coca-Cola Company. As a result of this acquisition, we now have the exclusive rights to sell and distribute products of The Coca-Cola Company in all of the Russian Federation. On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

        During the course of 2002, 2003 and 2004, we expanded our presence in the non-CSD category and, in particular, the water segment. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004) and we developed the NaturAqua mineral water brand in Hungary. We also acquired jointly with The Coca-Cola Company Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002) and Multivita sp. z o.o. a Polish mineral water company (October 2003).

        We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing has increased our visibility to the international investment community, and enhanced our comparability with our international peer group.

        Our address is: 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece. Our telephone number is (011) 30 210 618 3100. We have appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as our agent for service of process in any suit, action or proceeding with respect to our ordinary shares or ADSs and for actions under US federal or state securities laws brought in any US federal or state court located in The City of New York, Borough of Manhattan, and we have submitted to the jurisdiction of such courts. Our authorized representative in the United States is Puglisi & Associates.

B. Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company which accounted for approximately 94% of our sales volume in 2003. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 26 countries with a total population of more than 500 million people (including our equity investment in Brewinvest S.A.). In 2003, we sold approximately 1.3 billion unit cases, generating net sales revenue of €4.0 billion.

        Our products include carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. In 2003, CSDs accounted for 81% and non-CSDs accounted for 19% of our sales volume, as compared to 85% and 15%, respectively, in 2002. We offer our products in a range of flavors and package combinations which vary from country to country.

        We are one of The Coca-Cola Company's key bottlers, that is, bottlers in which The Coca-Cola Company has a significant equity interest and which The Coca-Cola Company regards as strategic partners based on factors such as size, geographical diversification and financial and management resources. We believe that our success and the success of the products of The Coca-Cola Company in our markets relies in large part upon the alignment of strategic objectives between us and The Coca-Cola Company, with the two companies working together and combining their respective skills and assets to maximize opportunities to increase sales and profits in the countries in which we operate. As part of this relationship, we work together with The Coca-Cola Company such that The Coca-Cola Company has primary responsibility for consumer marketing and brand promotion, while we produce, sell and distribute the products of The Coca-Cola Company and execute customer marketing at the points of sale.

        Under our bottler's agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 94% of our total sales volume in 2003, with the Coca-Cola brand, the world's most recognized brand, representing approximately 44% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite and Coca-Cola light (which we sell in some of our countries under the diet Coke trademark). Our core brands together accounted for approximately 73% of our total sales volume in 2003. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

        We group our countries into three segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three segments are as follows:

  •
  Established Countries, which are Italy (Northern and Central), Greece, Switzerland, Austria, the Republic of Ireland and Northern Ireland.

  •
  Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Slovakia, Lithuania, Latvia, Estonia and Slovenia.

  •
  Emerging Countries, which are the Russian Federation, Nigeria, Romania, Serbia and Montenegro, Ukraine, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

Our strengths

World's leading brands

        We produce, sell and distribute Coca-Cola, the world's leading brand of non-alcoholic beverage in terms of sales volume and the world's most recognized brand. The other brands licensed to us by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world's five best selling non-alcoholic beverages in terms of sales volume.

Substantial scale benefits

        We are the second largest bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and market capitalization, operating in 26 countries with a total population of over 500 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

Key bottler of The Coca-Cola Company

        We are one of The Coca-Cola Company's key bottlers, reflecting our strategic importance within the Coca-Cola system. We work closely together with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value to our shareholders over the long-term. However, The Coca-Cola Company could exercise significant influence over our profit margins by virtue of its rights under our bottler's agreements to determine the price of concentrate we buy from The Coca-Cola Company and, to the extent permitted by local law, the maximum price we may charge to our customers outside the European Economic Area.

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

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2003, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 75.9 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who consume more CSDs. However, many of our developing and emerging countries are subject to economic and political volatility that may limit our ability to achieve growth in such countries.

Modern business infrastructure

        Since 2000, we have invested in excess of €1.1 billion in tangible fixed assets, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Our strategy

        Our objective is to maximize shareholder value over time. Our management also uses four key measures to evaluate our performance: profitable volume growth, growth in operating profit, growth in cash operating profit, or COP, and return on invested capital, or ROIC.

        Our strategy to achieve this objective has six main priorities:

  •
  to increase our beverage categories in order to become a more diverse alcohol-free beverage company;

  •
  to build brand equity in order to create value for customers;

  •
  to drive profitable package mix and exploit new channels in order to enhance margins;

  •
  to manage capital for growth and value;

  •
  to drive cost efficiency throughout the business; and

  •
  to create superior sustainable returns.

Building a world-class selling organization

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our over 37,000 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of our financial objectives and the creation of shareholder value.

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

        Availability means placing our range of products within easy reach of consumers in the "right" package, in the "right" location, at the "right" time. We focus on developing strong relationships with our customers in order to ensure that the "right" products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic beverage.

        Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the "right" price. In so doing, we aim to reach as many consumers as possible while taking into account the differing levels of purchasing power in the countries in which we operate.

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

Broadening our product range

        Consumer preferences and demands are constantly evolving throughout our markets. In order to satisfy these demands, we continuously build on our strong family of brands by introducing new flavors and packages for our existing brands, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, particularly non-CSD categories such as waters, juices, energy and sports beverages and other ready-to-drink beverages such as teas and coffees, we plan to launch new products developed by The Coca-Cola Company and to acquire or develop new local products to offer consumers more choice.

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

Our products

        We produce, sell and distribute both CSD and non-CSD products under the brands of The Coca-Cola Company in all of our countries. We also produce, sell and distribute CSD products under the brands that The Coca-Cola Company acquired for certain countries from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to produce, sell and distribute these beverages in Greece, the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia. In some of our countries, we produce, sell and distribute non-CSD products licensed by Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A. The Coca-Cola Company

owns the trademarks for all products of The Coca-Cola Company that we produce, sell and distribute in each country in which we operate. As a result, we rely on The Coca-Cola Company to protect its brands in our markets.

        In some of our countries we also produce, sell, distribute and market our own brands. These include our range of Amita juices and our mineral water, Avra, in Greece, our Römerquelle mineral water in Austria and our Deep River Rock packaged water in the Republic of Ireland and Northern Ireland. We also distribute certain CSD and non-CSD products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

        In 2003, CSD beverages of The Coca-Cola Company accounted for 80% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 14%, and other beverages, principally our Amita juices and Avra, Deep River Rock and Römerquelle waters, accounted for approximately 6%. The following table sets forth our top five brands in 2003 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2003 as a percentage of total sales volume
Coca-Cola	44
Fanta	17
Sprite	6
Coca-Cola light	6
Bonaqua / Bonaqa	5

78

        We offer our beverages in both refillable and non-refillable packages and in a range of flavors designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished CSDs or non-CSDs to consumers in cups or glasses. The following table sets forth some of our most important products, including both products that The Coca-Cola Company and other parties have licensed to us and the products that we own.

Products licensed by The Coca-Cola Company (CSDs)	Products licensed by The Coca-Cola Company (Non-CSDs)	Products licensed by others	Our own products	Third-party products distributed by us
Coca-Cola / Coke	Bonaqa / Bonaqua	Almdudler	Amita	Guinness(5)
Coca-Cola light / Coke light	Burn	Nestea(1)	Avra	Heineken(5)
diet Coke	Cappy	Dr. Pepper(2)	Fruice	Okocim
cherry Coca-Cola	Eva Water	Schweppes(2)	Frulite	Vittel
Coca-Cola light with lemon	Five Alive	Tuborg Soda and	Deep River Rock	Granini
diet Coke with lemon	PowerAde	Tonic Water(3)	Littos	Sió
Vanilla Coke	Hi-C	Valvert(4)	Tanora
Fanta	Oasis		Zelita
Fanta light	Minute Maid		Römerquelle
Sprite	Valser		Markusquelle
Sprite light	NaturAqua
Sprite Zero	Dorna
Fruktime	Poiana Negri
Fresca	Izuorul Alb
Frisco	Cristalina
Kinley	BPM
Krest	Mickey's Adventure
Limca	Multivita
Lift	Oyu
Lilt
Cappy Sprizz
Linnuse
Pilskalina
Mezzo Mix
Frutina
Ali

(1)
We produce, sell and distribute Nestea under a license from Beverage Partners Worldwide.

(2)
We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(3)
We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(4)
We produce, sell and distribute Valvert under a license from NestléS.A.

(5)
We distribute Guinness in the Republic of Ireland and Heineken in Switzerland, the Republic of Ireland and the Former Yugoslav Republic of Macedonia.

Our operations

        Our territories encompass whole countries, except Italy, where our territory encompasses the northern and central parts of the country, and Northern Ireland, the only region of the United Kingdom in which we operate.

        The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2003.

	Our CSD servings per capita in 2003(1)	Total CSD servings per capita in 2003(1)(2)	Our CSD category share in 2003 (%)(2)	Our total (CSD and non-CSD) volume (million unit cases) in 2003(3)	Country (or, if different, territory) population (million) in 2003	GDP per capita ($) in 2003(4)
Established:
Italy (Northern and Central)	103.7	218.4	47.5	180.3	38.7	25,138
Greece	201.6	245.8	82.0	144.7	10.6	15,868
Switzerland	174.5	334.6	52.2	83.0	7.3	42,959
Austria(5)	172.3	353.4	48.8	68.5	8.2	30,976
The Republic of Ireland	246.9	481.5	51.3	44.2	3.9	39,462
Northern Ireland	323.9	508.9	63.7	26.1	1.7	29,768

Established countries(6)	147.0	271.9	53.9	546.8	70.4	27,175
Developing:
Poland(5)	51.6	176.3	29.3	94.6	38.2	5,487
Hungary	139.5	284.7	49.0	73.3	10.1	8,317
Czech Republic	75.4	537.4	14.0	41.9	10.2	8,373
Croatia	121.9	178.4	68.3	25.2	4.4	6,341
Slovakia	59.9	302.2	19.8	17.8	5.4	6,315
Lithuania	44.9	162.1	27.7	7.4	3.5	5,229
Latvia	53.2	118.9	44.7	6.1	2.3	4,478
Estonia	80.4	140.0	57.4	5.6	1.4	6,000
Slovenia	52.8	176.8	29.9	4.5	2.0	14,050

Developing countries(6)	71.0	243.9	32.3	276.4	77.5	6,530
Emerging:
Russian Federation(7)	20.3	116.3	17.5	159.8	143.5	3,021
Nigeria	20.4	32.4	63.0	122.7	133.2	396
Romania	75.6	176.6	42.8	97.7	21.7	2,539
Serbia and Montenegro	90.4	180.4	50.1	40.3	10.7	1,850
Ukraine	14.5	111.2	13.1	38.1	47.5	1,040
Bulgaria	100.5	236.2	42.5	35.2	7.8	2,574
Bosnia and Herzegovina	72.7	110.2	66.0	14.0	4.2	1,667
Belarus	18.0	87.1	20.7	9.5	10.0	1,400
Former Yugoslav Republic of Macedonia	93.9	220.2	42.7	8.3	2.0	2,300
Armenia	29.6	47.7	62.0	3.7	3.0	933
Moldova	8.0	61.7	13.0	1.5	3.6	528

Emerging countries(6)	27.1	93.1	36.5	530.8	387.2	1,708

All countries (pro forma)(6)	49.3	138.4	38.2	1,354.0	535.1	5,757

Plus: Exports				5.3
Less: Brewinvest S.A.(8)				(9.8)

All countries (reported)				1,349.5

Sources: Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria, Bosnia and Herzegovina and Armenia, for which such information cannot be obtained from CANADEAN or other independent sources. In addition, the following adjustments have been made to category share numbers:

  •
  Our CSD category share in Greece consists of our 77.9% CSD category share relating to products of The Coca-Cola Company that is derived from CANADEAN, and our additional 4.1% CSD category share relating to Tuborg Soda and Tonic Water and Zelita, which is based on our internal estimates.

  •
  The CANADEAN CSD data for Switzerland does not currently include our product, Ali. Incorporating the effect of Ali, based on our internal estimates, in both category share and total CSD balances, increases our category share from 51.5% to 52.2%.

  •
  Our CANADEAN CSD category share in Austria includes both the category share relating to products of The Coca-Cola Company and to the Almdudler brand.

  •
  Our CSD category share in the Republic of Ireland consists of our 51.1% CSD category share relating to products of The Coca-Cola Company that is derived from CANADEAN, and our additional 0.2% CSC category share relating to Tanora, which is based on our internal estimates.

  •
  Our 63.7% CSD category share in Northern Ireland is lower than the CANADEAN figure of 63.8%, as we have rights to sell Canada Dry in all channels except the licensed trade.

  •
  Our 63.0% CSD category share in Nigeria is lower than the CSD category share attributed to products of The Coca-Cola Company in Nigeria because we sell and distribute Limca only in certain regions of Nigeria.

Information on country or territory population and GDP per capita has been obtained from The Economist Intelligence Unit, except for the population of our Italian territory, which cannot be obtained from The Economist Intelligence Unit or other independent sources and which we have calculated based on our internal estimates.

(1)
Per capita consumption is defined as the average number of eight US fluid ounce servings consumed per person per year in a specific market. We have calculated per capita consumption of our CSD products in each country by multiplying our CSD category share obtained from CANADEAN by the total number of CSD servings per capita in such countries obtained from CANADEAN, with the exception of Nigeria, Bosnia and Herzegovina and Armenia, for which no information on total CSD servings per capita and CSD category share can be obtained from independent sources. As a result, we have calculated per capita consumption of our CSD products in these three countries by multiplying our unit case volume by 24 (the average number of servings in a unit case) and dividing by the population.

(2)
In the case of our Italian territory, information on CSD category share and GDP per capita relates in each case to Italy as a whole as such information can be obtained from independent sources only with respect to the entire country. As a result, our estimate of total CSD servings per capita in our Italian territory is based on our CSD servings per capita and externally available CSD category share information.

(3)
One unit case corresponds to 24 servings of eight US fluid ounces.

(4)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constitute our Italian territory. The GDP per capita of Northern Ireland represents the GDP per capita of the United Kingdom as a whole.

(5)
The volumes presented for Austria and Poland with respect to 2003 do not include pro forma adjustments for the acquisitions of Römerquelle GmbH and Multivita sp. z. o.o., respectively, in 2003, because the effect of the acquisitions was immaterial.

(6)
Population-weighted average for all territories in the category.

(7)
CANADEAN has recently modified its methodology for collecting data and category share in the Russian Federation, particularly insofar as "B-brands" are concerned.

(8)
The results of Brewinvest S.A., a joint venture of which we own 50% that is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income (loss) of equity method investees.

We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging and developing countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established countries. For example, the population-weighted average servings of CSDs per capita was 93.1 in our emerging countries and 243.9 in our developing countries in 2003. In contrast, the population-weighted average servings of CSDs per capita was 271.9 in our established countries in 2003.

Established Countries

Introduction

        Our established countries are Italy (Northern and Central), Greece, Switzerland, Austria, the Republic of Ireland and Northern Ireland. These countries generally enjoy a high degree of political and economic stability and have substantially similar macroeconomic characteristics. In particular, they typically exhibit generally high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption.

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

        The Coca-Cola Company and bottlers of its products have operated in these countries for many years and have developed a modern, technologically advanced production and distribution infrastructure. The most important trend generally affecting the future consumption channel in our established countries is increasing concentration of the retail sector. At the same time, we see many opportunities for further growth in the more profitable immediate consumption channel in these countries. While our established countries generally have a well-developed cold drink equipment infrastructure, including coolers, vending machines and fountain dispensers, we continue to see opportunities to extend our penetration of small retail outlets, specialized consumption venues and at work. In addition, activation at the final point of sale is a key focus of our sales and marketing efforts in these countries.

        Net sales revenue in our established countries amounted to €1,982.8 million in 2001, €2,048.7 million in 2002 and €2,189.5 in 2003, which accounted for 58.4%, 53.4% and 54.5% of our total net sales revenue in 2001, 2002 and 2003, respectively.

Italy (Northern and Central)

        In Northern and Central Italy, a territory that encompasses approximately two-thirds of the Italian population, we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 47.5% in 2003. CSD per capita consumption in our Italian territory is lower than in any of our other established countries and consumption growth of non-CSDs, particularly mineral waters, teas and juices, continues to increase more rapidly than that of CSDs. We believe that the low per capita consumption of CSDs in Italy relative to our other established countries represents a significant growth opportunity.

        Our Italian operations experienced strong CSD volume growth, which was due in part to increased sales of Fanta as a result of successful line extensions. We also see significant potential for additional growth of Coca-Cola light in the near future. Despite an increase in sales volume during 2003 of approximately 18%, Coca-Cola light represented only approximately 3.5% of our total sales volume in Italy in 2003, as compared to approximately 17% (including Coke light with Lemon and caffeine free Coca-Cola light) of our total sales volume in neighboring Switzerland. We also continue to diversify our family of brands. During 2003, we successfully launched two new Fanta flavors, Fanta Red Emotion and Fanta Chinotto, across all our distribution channels, with both products exceeding their initial projected volume and distribution targets. During 2003, we also introduced two new PowerAde flavors, Mango and Green Freeze, in single serve packages and tested the market demand, with good results, for a new variant of Sprite, Sprite Ice Cube, which we believe will help us increase our sales in the lemon/lime segment.

        In an effort to drive incremental profitable volume, we improved both the activation and availability of our full product range in the immediate consumption channel during 2003. We achieved this in part by using Merchandising Impact Team, a merchandising program primarily aimed at assisting the in-store marketing efforts of our immediate consumption channel customers, and by establishing activation "centers of excellence", in which we increase brand visibility in selected strategic urban areas by increasing in-store marketing efforts and investment in those areas. In addition, during 2003 we continued to implement our accelerated cooler placement program under which we have nearly tripled the number of branded coolers placed in Italy during the past two years. During 2003, we placed in excess of 20,000 new coolers in Italy. We also completed the rollout of an occasion-based marketing program in top-end grocery stores involving activation efforts such as placing metal racks and permanent extra displays in such locations.

        Although there has been an increasing level of concentration and consolidation in both the wholesale and retail channels since the mid-1990s the beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. We therefore sell our products for immediate consumption both through a combination of wholesalers, which in turn distribute to smaller outlets, and through our direct delivery system.

        In 2001, we decided to review the structure, organization and strategy of our Italian bottling operations. As a result of this review, we agreed upon a comprehensive long-term plan with The Coca-Cola Company to improve sales in our Italian territory. Some of the key elements of the plan include significantly expanding our sales and marketing force, and increasing our marketing expenditures. Together with The Coca-Cola Company, we have also implemented new strategic consumer marketing initiatives in Italy. These include our summer consumer promotion co-developed with MTV, the music television station, with which we have long-standing relations, as well as our Christmas consumer promotion in which we use our exclusively developed characters, the Coca-Cola Elves (Folletti).

Greece

        We are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with an 82% category share in 2003. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we believe we are the leading producer of mineral water with our Avra brands and of fruit juices with our Amita and Frulite brands. We believe that our significant and successful experience in the non-CSD category in Greece will be beneficial in our effort to achieve a leading position in the non-CSD category in other countries.

        During 2003, we introduced both flavor and package innovations in our CSD segment. Sprite Zero, a sugar-free version of the lemon-lime drink, was successfully launched in its distinctive slim can. We also successfully introduced Fanta Madness, a grape-flavored CSD and introduced the distinctive "Splash" bottle for our entire family of 0.5 liter Fanta products. We also successfully launched Black Ice, a ready-to-drink coffee product. We intend to build on this success by continuing to develop this segment going forward. In the sports drink segment, our PowerAde product contributed to strong growth in 2003, which was up by approximately 95% over the previous year. During the year we also launched a range of product and package innovations in the juice segment. For instance, we introduced Amita Fun Milk, a milk-based juice drink, and Amita Free, a fruit juice drink. We also launched Ice Lollies, juice-based ice popsicles, under the Amita brand, capturing a significant category share.

        As described under Item 5A, "Operating and Financial Review and Prospects—Major recent transactions—The acquisition of Tsakiris S.A. (2003)", in 2003 we acquired 100% of the shares of Tsakiris S.A., the second largest potato chip company in the Greek market.

        Immediate consumption channels are particularly important for our business in Greece. Relying on systematic work and significant investments we have developed a consumption channel that consists of approximately 130,000 small outlets in the Greek market, including kiosks, grocery stores, cafés, bars and gas stations. We plan to further improve the availability of our cold drink products for impulse consumption by investing in cold drink equipment and expanding our sales force in this channel.

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

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 52.2% share of the CSD category in 2003.

        In addition to the core CSD brands of The Coca-Cola Company, our CSD brands include Kinley and our non-CSD brands include Valser mineral water, Nestea, Minute Maid and Mickey's Adventure juices and PowerAde sports drinks. Following our joint acquisition with The Coca-Cola Company of the Swiss mineral water bottler, Valser Mineralquellen AG in 2002, we offer a full range of alcohol-free beverage products in Switzerland. In 2003, we introduced a range of new products and packages in

Switzerland, the most significant of which was perhaps our non-returnable 1.5 liter PET package for each of our CSD products and the distinctive new Fanta "Splash" bottle. We also introduced our Valser Naturelle still mineral water in additional package sizes. With the launch of PowerAde, we entered the fast-growing sports drink segment, where we achieved segment leadership within 5 months of our launch. We also introduced a range of flavor variations in 2003, including Vanilla Coke, Coca-Cola light with Lemon, Fanta Blood Orange and Fanta Orange Light. During 2003, we also launched Limelite Sweet, a flavored water, as part of our Valser range. These introductions reflect our focus on driving both improved brand experience and increased margins in immediate consumption packages. We believe that our mix of CSD and non-CSD products provides us with the appropriate beverage options to address the changing preferences and tastes of the ageing Swiss population. This is evidenced by the significant success of Nestea in Switzerland, which has one of the world's highest rates of consumption per capita of ready-to-drink teas.

        The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers, which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us.

        Our business is focused on a number of strategic objectives in Switzerland, including developing the availability of our products, expanding our non-CSD family of brands, focusing on increasing sales of our more profitable immediate consumption packages and reducing our costs to serve the market. In addition to our emphasis on package, product and flavor innovations, we emphasize profitable growth and improved market execution. During 2003, we rationalized our manufacturing base by closing our Bussigny plant and moving its production line to our Bollingen plant. This has enabled us to significantly reduce our cost per case.

Austria

        We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 48.8% share of the CSD category in 2003.

        In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. During 2003, we introduced several new flavor variations, including Vanilla Coke and Fanta Sapaya, a tropical fruit flavored CSD. We also extended our range of Sprite-branded products with Sprite Zero. Package innovations within the CSD segment during 2003 included the introduction of a 0.5 liter PET "Splash" bottle for all Fanta flavors and a 2.0 liter PET "Splash" bottle for our Fanta Orange and Fanta Lemon products. Our juice business is focused on the Cappy juice brands. In the juice segment, we expanded our range of Cappy juices by introducing Cappy Citrusmix, an orange, tangerine and grapefruit flavored juice and successfully added 1.0 liter PET packages for our entire Cappy product range and a 0.33 liter PET package for our Cappy Orange product.

        For distribution in our immediate consumption channel, we rely on a combination of our direct delivery system and a group of seven major wholesalers. We aim to strengthen our relationships with these wholesalers by establishing stronger interaction with them, entering into joint marketing development activities and providing more innovative consumer communication initiatives. For distribution in our future consumption channel, we deliver our products to large retail chains through their central warehouses and to other retailers through our direct delivery system. We are also currently working closely with wholesalers in many parts of Austria allowing us to optimize our warehousing infrastructure, consolidate warehouses where possible and use wholesaler and distributor warehouses where it is commercially reasonable to do so.

        We have increased our efforts to improve the level of in-store activation in Austrian retail outlets by introducing a range of initiatives to stimulate consumer interest, including expanded placement of cold drink equipment, promotional product displays and in-store advertising leaflets. We also intend to increase the frequency of our promotional initiatives, building on a recent national award naming Coca-Cola as the most innovative organization in the beverages category. Examples of recent innovation include the development of a 0.25 liter glass bottle package featuring Austria's Winter Olympics champions, the launch of "Fanta Minis" the expansion of our successful "Coke light Man" competition, the "Music Summer" promotion offering consumers of Coke and Coke light the opportunity to win music downloads and cooler placements in the immediate consumption channel.

        As described under Item 5A, "Operating and Financial Review and Prospects—Major recent transactions—The acquisition of Römerquelle GmbH (2003)", during 2003, we acquired 100% of Austrian mineral water company Römerquelle GmbH. The acquisition enabled us to expand into the fast-growing bottled water and wellness drinks segments in Austria through the Römerquelle and Markusquelle brands while leveraging our supply chain, marketing and sales experience from our existing product range.

        In early 2004, we decided to consolidate the administration and management of our Austrian and Slovenian operations in Austria.

The Republic of Ireland and Northern Ireland

        We are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 55.0% in 2003. As in the case of Greece, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy. Our growth of water sales in 2003 was 29%, about three times that of the category growth. Per capita consumption for our brands in Northern Ireland is 320 with diet Coke having per capita consumption of 99, which, based on the most recent data, is the highest in the world.

        In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include Dr. Pepper, Fanta Exotic and Fanta Ice Lemon. In the energy and sports category, our brands are BPM (8.5% share of category) and PowerAde (22.7% share of category). In the still drinks segment our brands are "Fruice" pure juice, Five Alive and Oasis. Our main water brand is Deep River Rock and we also hold a license to distribute Vittel throughout the territory. Our key mixer brand is Schweppes which is available in various flavors including tonic, white lemonade, soda and ginger ale.

        Until 2001, we produced 7-Up under license. On December 31, 2000, as a result of Coca-Cola Beverages plc's merger with Hellenic Bottling Company S.A., our 7-Up franchise was terminated. This transition initially held back growth in our CSD sales volume, because 7-Up was a significant CSD brand in the Republic of Ireland. However, Sprite is now an established brand with a 21.7% share of the Lemon/Lime category and with almost 92% distribution coverage in the territory in grocery channels.

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

        We have developed specific initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy we were able to successfully launch new products such as diet Coke with Lemon, Vanilla Coke and BPM and promote our water brands within the immediate consumption channel during 2003.

Developing Countries

Introduction

        Our developing countries are Poland, Hungary, the Czech Republic, Croatia, Slovakia, Lithuania, Latvia, Estonia and Slovenia. All but Croatia entered the European Union on May 1, 2004. All our developing countries have market-oriented economies and have generally enjoyed political and economic stability in recent years following the implementation of significant structural reforms. Our developing countries have lower disposable income per capita than our established markets and continue to be exposed to economic volatility from time to time.

        Macroeconomic conditions have been positive in our developing countries over the last two years, with all countries experiencing positive real GDP growth. However, as all of our developing countries, other than Croatia, have entered the European Union, we believe that these countries may achieve increased political and economic stability as a result of their gradual alignment with the principles, objectives and regulations of the European Union.

        Our developing countries are typically characterized by lower per capita consumption of CSDs than in our established countries. The Coca-Cola Company's products were introduced in the early 1990s in most of our developing countries, where they have since become established premium brands. Consumers in some developing countries continue to move away from tap water and home made drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

        The non-alcoholic beverages market tends to be fragmented in our developing countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in our developing countries than in our established countries. Consequently, our products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

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

        Net sales revenue in our developing countries amounted to €647.3 million in 2001, €699.0 million in 2002 and €712.7 million in 2003 which accounted for 19.0%, 18.2% and 17.7% of our total net sales revenue in 2001, 2002 and 2003, respectively.

Poland

        We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 29.3% volume share of the CSD category in 2003. Poland is our largest developing country in terms of both population and sales volume.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Kinley Tonic and Lift, our water brands are Bonaqa and Multivita and our juice brand is Cappy. We also sell and distribute Nestea ready-to-drink tea, the PowerAde family of sports drinks and the energy drink Burn, which we introduced during 2003.

        While economic conditions in Poland remained difficult during 2003 with an unemployment level of 19.6% and a depreciation of the zloty, the local currency, against the euro by 15.7%, GDP grew by 3.7%.

        Economic and logistical conditions vary significantly between the different regions of Poland, with Warsaw and, to a lesser extent, Krakow being more in line with Western European standards than rural areas. To address the affordability of our products, we tailor our pricing and marketing strategies to the specific environment in each region.

        Our sales and distribution operations in Poland benefit from our strong infrastructure across the country. In 2003, we distributed the vast majority of our products through our direct delivery system. In order to tailor our distribution system and our marketing initiatives to the diverse economic, social and logistical conditions of the country's regions, we have decentralized our distribution and sales forces to achieve local focus and have given our local management more organizational and decision-making autonomy.

        As described under Item 5A, "Operating and Financial Review and Prospects—Major recent transactions—The acquisition of Multivita sp. z o.o. (2003)", on October 2, 2003, we acquired, together with The Coca-Cola Company, 100% of the shares in Multivita sp. z o.o., a Polish mineral water company. This acquisition, which includes a production facility at Tylicz, Poland, as well as the company's natural mineral water brands, has enabled us to add a natural mineral product to our existing product range in Poland. The process of integrating this newly acquired mineral water business started in 2003 and will be continued in 2004.

        A key objective in Poland is to accelerate growth in the more profitable impulse consumption channel. For this purpose, we increased our placement of cold drink equipment and focused on increasing our activation efforts during 2003. Over the course of the year, we placed approximately 25,000 coolers, 12,000 menu boards and 32,000 racks in an effort to drive sales volume growth. In addition, we seek to minimize our cost per unit case and have implemented initiatives such as using PET bottles of lighter weight while decreasing our administrative expenses to the benefit of sales.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2003, we maintained our leadership in the CSD category, where we had a share of 49.0%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 284.7 servings in 2003.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands are Bonaqua and NaturAqua mineral water, as well as PowerAde sports drinks, Nestea ready-to-drink teas and Cappy juice.

        Key developments during 2003 included the successful launch of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua combined with our Bonaqua sales in Hungary, we are one of the leaders in the water segment in Hungary. During 2003, we also re-launched our Nestea ice tea, which was repositioned and sold in new flavors and aseptically-filled packages. Our sales of that product in 2003 increased significantly over our sales in 2002 and we believe that we are now the category leader in ice teas in terms of net sales revenue. During 2003, we also focused on increasing the proportion of our products that are packaged in smaller serving sizes, as these package sizes tend to generate higher profit margins. We were able to increase sales of these products at a higher rate than our average sales growth rate in 2003.

        Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products. For example, we recently decided to expand our product range by including mineral water. For this purpose, we have invested in a bottling plant closer to the source of our mineral water and have begun production of mineral water under the NaturAqua brand.

Emerging Countries

Introduction

        Our emerging countries are the Russian Federation, Nigeria, Romania, Serbia and Montenegro, Ukraine, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packages and promotional programs taking into account local economic conditions.

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

        We believe that our emerging countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include the relatively low consumption rates, the population size (especially in the Russian Federation, Nigeria and Ukraine) and the favorable demographic characteristics, notably the larger proportion of young people in countries such as Nigeria who typically consume a higher amount of CSD products.

        Net sales revenue in our emerging countries amounted to €768.0 million in 2001, €1,091.7 million in 2002 and €1,115.3 million in 2003 which accounted for 22.6%, 28.4% and 27.8% of our total net sales revenue in 2001, 2002 and 2003, respectively.

Russian Federation

        We are the largest bottler of CSDs in the Russian Federation in terms of sales volume. Our share of the CSD category in the Russian Federation in 2003 was 17.5%.

        We have operated in the Russian regions of Oryel since 1995, Novosibirsk and Chelyabinsk since 1996 and Krasnoyarsk since 1997. On November 23, 2001, we acquired all of the bottling operations owned by The Coca-Cola Company in the key markets of Moscow and St. Petersburg, which are the Russian Federation's two largest cities and have a large and efficient bottling and distribution infrastructure. In addition, the acquisition comprised all of The Coca-Cola Company's bottling operations in Central and Southern Russia and the Russian Far East, and resulted in the extension of our territory in the Russian Federation to include the entire country. In addition, we acquired The Coca-Cola Company's 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. The total consideration paid to The Coca-Cola Company amounted to €193.7 million, including assumed debt. As a result of this acquisition, we are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation. We have been able to integrate these acquisitions successfully with our existing business in a relatively short period of time.

        In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers. We introduced this more affordable local brand in 1999. In addition, in 2001 The Coca-Cola Company acquired and licensed to us the rights to produce, sell and distribute Schweppes-branded products in the Russian Federation. Our main non-CSD brand is Bonaqua water, which we launched in 1998. In 2002, we launched Bonaqua in new packages, with a view to increasing our share of the packaged water category.

        In 2003, our sales volume of non-alcoholic beverages in the Russian Federation grew by 10.3% compared to 2002, due to the improvement of the Russian economy, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased focus on our water products, which experienced strong sales volume growth in 2003. Following a period of financial, economic and political instability between 1998 and 2000, economic and financial conditions in the Russian Federation have significantly improved, with real GDP growing by an estimated 7.3% and inflation continuing to stabilize in 2003. Political stability has also increased.

        We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising approximately 600 delivery trucks. As part of our distribution strategy in the Russian Federation, we continue to improve the availability of our products across the country. In particular, we are focusing on expanding the presence of cold drink equipment and single-serve packages to increase availability and sales of our products for immediate consumption.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 63.0% share of the CSD category in 2003. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1952. At December 31, 2003, we owned 66.3% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product that we sell in the northern parts of Nigeria. Our non-CSD brands include Eva packaged water, which is the leading water brand in Nigeria in terms of sales volume. Historically, our water business had been largely concentrated in Lagos, the most populous urban area of the country. In 2003, we extended our packaged water business nationwide. During 2004, we intend to commission a new water line in Owerri which we believe will facilitate that objective. During the year, we also launched our Five Alive juice product in Lagos, Port Harcourt, Ibadan and Benin and in early 2004, we launched the product nationally. We also launched a one liter refillable glass bottle to the future consumption channel in certain key regions for our CSD products.

        We believe Nigeria offers significant growth potential for our business. It is Africa's most populous country, with an estimated 133.2 million inhabitants, a significant proportion of whom are under the age of 15, and its climate favors consumption of non-alcoholic beverages. We also believe that Nigeria provides significant growth opportunities for our packaged water and our juice products. Due to the favorable demographic characteristics of Nigeria, we believe that our long-term business prospects there should continue to improve so long as the country continues to develop economically and per capita income continues to rise.

        In 2003, Nigeria faced political, social and economic unrest primarily due to a prolonged strike in July and several fuel shortages which also adversely affected the Nigerian economy. There were also localized incidents of unrest in the North in the form of religious strikes and in the Nigerian Delta in the form of protests against oil companies. In the first half of 2004, the economy has shown positive signs of recovery with the adoption of the 2004 federal budget and the release of federal funds. Our plants were closed for five days due to an industry-wide strike organized by the food and drinks industrial unions in April 2004, and a further four day disruption occurred in June 2004 as a result of a nation-wide industrial protest against increases in fuel prices. All of these events adversely affected our sales volume.

        Due in part to the fragmented nature of the retail sector and the absence of hypermarkets and supermarket chains, our distribution in Nigeria is largely managed directly by us, although we also rely on wholesalers and strategic supply depots. As a result, one of our priorities in Nigeria is to improve the efficiency and reliability of our distribution network. In addition, we plan to expand our dealer base selectively, and at the same time focus our attention on helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in outlets in Nigeria, we manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel. To that end, we purchased ice-making machinery for use in our Benin facility during 2003. During 2004, we intend to invest in a further six ice-making machines for use in our plants in Port Harcourt, Challawa and Onitsha.

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

        We continue to upgrade and improve our bottling facilities, and in 2003 we invested in new production equipment in Lagos, Apapa, Enugu, Asejire, Port Harcourt, Benin and Kaduna. In addition, we installed two juice lines in our Benin plant during 2003. We expect our Nigerian facilities to continue to require further investment to expand our overall capacity in order to meet increased consumer demand in the future.

Sales and marketing

Revenue growth management

        As part of our effort to engage successfully in what we call "revenue growth management", we seek to optimize our product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasize customer management. As part of this approach, we have developed immediate consumption channels in each of our territories by investing in cold drink equipment and have also put in place a training program together with The Coca-Cola Company for our employees, in which we emphasize revenue growth management principles. We also seek to identify good revenue growth management practices in our territories by way of a set of measurable criteria. When we identify good practices, we share them with the other territories across our group.

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

        Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. The principal focus of The Coca-Cola Company is on the Coca-Cola, Coca-Cola light, Fanta, Sprite and Bonaqua brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. In 2003, The Coca-Cola Company reaffirmed its commitment to working closely with us to invest in high potential growth markets and capture the significant opportunities in the non-alcoholic ready-to-drink beverage categories.

        We concentrate on executing customer marketing activities, which involves developing a strong relationship with customers, marketing at the point of sale and carrying out a broad range of promotional activities and merchandising. We also work closely with The Coca-Cola Company, bringing together our complementary skills to develop annual sales and marketing plans, and promoting and marketing The Coca-Cola Company's beverages in each of our established, developing and emerging countries.

        We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. In association with the 2002 Winter Olympics, we carried out various promotions in Austria, Italy and Switzerland. The Coca-Cola Company's sponsorship of the 2002 World Cup, staged in Japan and Korea in June, provided us with other new opportunities to communicate with consumers across our territories. The Coca-Cola Company's association with the World Cup enables us to engage in one of the largest and most prestigious sporting events in the world and realize significant benefits from the unique marketing opportunities that it provides. In addition, we are currently developing and implementing several promotional activities in Greece as well as in our other key countries for the 2004 Athens Olympic Games.

        Our partnership with The Coca-Cola Company extends beyond sports and includes other very popular sponsorship-related marketing initiatives, such as the children's reading and educational programs associated with the Harry Potter character. At the same time, these sponsorship initiatives complement our local initiatives, which involve active participation in a broad range of events, such as the Vienna Marathon, as well as a host of musical and entertainment promotions, cultural and festive occasions and a wide variety of national celebrations.

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

        Our key sales and marketing personnel typically include the general sales and marketing manager, who has overall responsibility for the country's sales and marketing activities, the market development manager, who has overall responsibility for the development of channel-specific plans and programs, marketing analysis and service personnel and, in many countries, key account managers, who are responsible for developing customer-specific plans and programs.

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

Key account management

        We use key account management principles to build strong and long-term relationships with our major customers. Our key account managers work together with our major customers to improve our respective profit margins by increasing volume and revenue growth while reducing distribution costs. Our key account managers also negotiate the terms of our commercial cooperation arrangements with our major customers, including marketing activities and promotional events. To ensure that our key account managers have the right skills, we have launched a training program for them on how to manage large customers.

Distribution

Our distribution channels

        Under our "channel marketing" approach, we classify different categories of customers into two broad distribution channels based on the type of consumption that they supply:

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

Immediate consumption

        Our immediate consumption channels include restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues and hotels. Products sold in our immediate consumption channels typically generate lower volumes and higher margins per retail outlet than our future consumption channels.

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

        Our focus in emerging countries, such as the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of coolers. We also see opportunities to increase the availability of our products in our developing and established countries, where the infrastructure for drink equipment is more extensive. For instance, in our established markets we have targeted specific sub-channels of our impulse consumption channel, such as consumption at work.

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

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 285 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

        Wholesalers fulfill an important role in the distribution of most retail product categories. We are working to develop closer relationships with our key wholesalers to ensure that all elements of our sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

Production

        We produce our CSDs by mixing treated water, concentrate and sweetener. We carbonate the mixture and fill it into refillable or non-refillable containers on automated filling lines and then package the containers into plastic cases, cardboard cartons or encase them in plastic film on automated packaging lines.

        Our Bonaqua packaged water is a processed water. We produce it by mixing treated water with a certain mix and quantity of minerals supplied by The Coca-Cola Company as part of the bottling process. We then carbonate our carbonated Bonaqua products and treat our still Bonaqua products with ozone to stabilize them prior to distribution. The one exception to this process in respect of Bonaqua is the manufacture of our Bonaqua products in Slovakia where natural spring water is drawn from the source and bottled. Our other water products are produced by bottling water drawn from a source or well.

        Our non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate and sugar. They are then pasteurized and filled, either aseptically into multi-layer cardboard or plastic packages or by way of hot-filling and sealing in glass or aluminum packages.

        Sealed cans and bottles are imprinted with date codes that allow us to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows us to identify the ingredients, production parameters and primary packaging used. The date codes also permit us to monitor and replace inventory in order to provide fresh products. We purchase the packages for our products mostly from third parties, although in many of our production facilities we manufacture our own PET bottles from preforms or resin.

Quality assurance

        We believe that ensuring that our products are of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging in each of our countries.

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems, ISO 9001 and The Coca-Cola Quality System. We have implemented Hazard and Critical Control Points (HACCP) food safety programs to ensure the safety and hygiene of our products. Audits are also performed regularly to confirm that we comply with standards, to assess how effective our quality management systems are and to assure that all our key control points are independently validated.

        We maintain a quality control laboratory at each production facility for testing raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottler's agreements with The Coca-Cola Company, which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

        In addition, we regularly undertake quality audits in the distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from the various channels and testing them against established quality criteria.

Raw materials

        Our principal raw material, in terms of volume, is water, and all of our CSD production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of The Coca-Cola Company. Our second key ingredient is concentrate, which we purchase from The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials.

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 45.1% of our total raw material costs in 2003. Under our bottler's agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company negotiates and enters into agreements relating to the supply of concentrate to our operations in each of our countries directly with our operating companies in that country. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

        Our principal sweetener is sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 18 months. On May 1, 2004, eight countries in which we operate joined the European Union. These are the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. As of May 1, 2004 these countries have adopted the EU sugar regime. This means that the minimum selling price for sugar will become the EU intervention price plus the cost of transport and profit margin. Our operations in these eight countries use either locally produced or imported sugar or isoglucose syrup (known in the United States as high fructose corn syrup) during the production process. The cost of these sweeteners will increase as a result of the EU accession of these countries. Prior to May 1, 2004, our sweetener prices varied from just below to significantly below the EU intervention price. Post accession we will see a significant rise in sweetener costs in these countries, estimated at approximately €15 million for the period from May 1 to December 31, 2004.

        We also seek to hedge our exposure to aluminum price increases by entering into aluminum futures contracts with our suppliers, which contracts also typically mature within one or two years. You should read Item 5B, "Operating and Financial Review and Prospects—Liquidity and capital resources—Market risk—Commodity price risk" for additional information on our hedging activities.

        In compliance with the quality standards prescribed by our bottler's agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from third party suppliers. Our major cold drink equipment supplier is Frigoglass S.A. In 2003, we made purchases from Frigoglass S.A. totaling €155.6 million compared to €131.1 million in 2002 and €83.5 million in 2001. In 2003, we purchased from Frigoglass S.A. €49.8 million of raw and packaging materials and €105.8 million of coolers and other cold drink equipment and spare parts. This compares with €73.2 million and €57.9 million, respectively, in 2002 and €60.5 million and €23.0 million, respectively, in 2001. The purchases of coolers in 2003 represented 76% of our total cooler requirements. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but recently extended, on substantially similar terms, to December 31, 2008, we have the status of a non-exclusive most favored client of Frigoglass S.A. and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

        We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company's concentrate, are centralized from our central procurement department.

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

        We compete primarily on the basis of pricing, advertising, brand awareness, distribution channels, retail space management, customer marketing, customer point of access, local consumer promotions, package innovations, product quality and new products. One of the most significant factors affecting our competitive position is the consumer and customer goodwill associated with the trademarks of our products. The Coca-Cola Company plays a central role in the global marketing and brand building of its products. We rely on The Coca-Cola Company to enhance the awareness of The Coca-Cola Company's brands against other non-alcoholic international and local beverage brands.

        The diversity in consumer tastes, distribution channels and economic conditions in the different countries in which we operate, and even among the different regions of these countries, is one of the main challenges of our business. We adjust our competitive strategy to local market conditions so that our products remain attractive, widely available and affordable to local consumers.

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European, national and local regulation. In particular, European Union regulation is increasingly important to us as approximately 53.4% of our 2003 sales volume was generated from our established and developing countries that are members of the European Union.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants we have adopted The Coca-Cola Company's "eKO system", an environmental management system that is specific to the Coca-Cola bottling system and have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our plants and facilities. We currently expect that all of our CSD plants within the European Union will be certified to this standard by an internationally recognized audit body by the end of September 2004 and we aim to have all of our plants group-wide certified by mid-2006.

        Independent environmental audits of many of our key plants were completed between 1998 and 2002. Our other plants underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country-specific data. They meet on a regular basis to share best practices in this area in order to better manage the environmental control process across the group.

        In addition, we have implemented waste minimization and management programs with respect to several aspects of our business, including usage of our raw materials, energy consumption and water discharge. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Sometimes, achieving compliance with applicable standards requires plant modifications and capital expenditure, such as the installation of waste water treatment plants and we have in place an active program to ensure that we fully comply with these requirements. Laws and regulations may also limit noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to clean up contamination.

        European Union legislation requires each member state and accession candidate to implement the European Union directives on packaging at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The European Union packaging directives relate to all types of packaging, and their primary objective is the limitation of packaging waste, by requiring an increase in the level of recycling and re-usage of packaging, the promotion of other forms of recovery measures for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

        In particular, the directives set targets for both the recovery and recycling of waste and, as a result, the reduction of the quantity of packaging waste to be disposed. The original directive of 1994 required that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), when these targets were also scheduled to be reviewed. Due to the late transposition of the directive in national laws and the need to evaluate experiences and the costs and benefits of revised, second-stage targets a new directive with revised targets did not come into force until February 2004. The new directive sets revised targets to be achieved by 2008 (2011 for Greece, the Republic of Ireland and Portugal). Member states have 18 months to enact national laws to implement the new directive. Separate targets were set in the accession agreements of the eight countries that joined the European Union on May 1, 2004. These targets largely correspond to the targets set for the other member states in the directive of 1994. The application of second-stage targets to the new entrants will be considered by EU authorities starting in the second half of 2004. The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in process of implementation in all our European Union countries, including our developing countries which have recently entered the European Union.

        We believe that the environmental regulatory climate in each country in which we operate is becoming increasingly strict and expect this trend to continue in the future. In particular, the regulatory environment in our Central and Eastern European countries is being brought in line with the standards that exist within the European Union. As part of this trend, the new European Union member countries in which we operate have been implementing new environmental standards, applicable to our operations in those countries. These new environmental standards have already increased and are expected to further increase our compliance costs. The accession of Romania and Bulgaria scheduled for 2007 and the possible accession of Croatia would have similar results.

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottler's agreements, our European bottler's agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any of our European Union countries. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottler's agreements", for additional information on the provisions of our international and European bottler's agreements, and Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for information on certain proceedings against us before national and the European Union competition authorities.

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

Information technology

        Information technology systems are critical to our ability to manage our business. Our information technology systems enable us to coordinate our operations, from production scheduling and raw material ordering to truck loading, routing, customer delivery and invoicing.

        We are implementing SAP, an integrated system of software applications providing a common framework for our accounting, production, procurement, human resources and cost management activities. We have developed SAP applications based on a global template that can be easily implemented and supplemented by our subsidiaries to address their local needs. In particular, in 2001 and 2002, we developed global SAP templates covering the areas of finance, human resources and supply chain at a total cost of approximately €4.5 million. These templates have subsequently been deployed in Switzerland, Greece, Serbia, Lithuania, Latvia, Estonia and Bulgaria through 2003 with deployment in the Republic of Ireland and Northern Ireland concluding in the second quarter of 2004. We are in the process of further deploying the templates across our remaining countries. We are also developing templates for other aspects of the business, which we intend to deploy in the coming years. The templates that are currently being developed will introduce advanced capabilities in the areas of demand planning and forecasting, cross-border supply chain management, plant and fleet maintenance, sales and distribution, customer relationship management, mobile solutions and integrated information reporting. We expect to complete the development and implementation of SAP applications for each part of our business and each of our countries in a period of five to seven years at an estimated cost of less than €50 million over this period. All of our SAP-related activities to date remain on schedule and within budget.

        We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed, usable information on sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately. In every country we use a core sales and distribution system called BASIS. This system was developed and is maintained by The Coca-Cola Company on behalf of The Coca-Cola Company's bottlers. With strengths in the areas of direct store delivery, vending operations and customer management functionality, BASIS enables critical front office processes while SAP addresses back office activities. Finally, we use mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. We are in the process of implementing standard mobile solutions, such as PHOENIX, enabling our sales force to more easily collect and transmit sales orders and market execution data to other levels of our operations to be compiled and analyzed. These mobile solutions will leverage our scale and provide an easy mechanism for readily deploying best practices in the area of customer management throughout our group. In Greece, we are considering transferring the technology to our third party wholesalers in order to enable us to better monitor the market.

        In late 2003 we made a decision to realign our corporate and country Information Systems ("IS") organizations into one functional organization for our entire group. This move complements our strategy of deploying standard enterprise solutions, including applications, data, and hardware in support of best practice standard business processes. As a result of this decision, accountability for all IS activities, people and budgets has been realigned to a central information systems team. We believe that this new organizational structure is better positioned to drive standardization, best practice deployment and operating efficiencies across our countries. A key component of this new organizational structure is that we have formally established a shared services center to support our country operations. Our shared services center will deliver services in the areas of application development, maintenance and support, data management, and infrastructure management including data center operations.

        Reliable and efficient communications network and services are critical to our business. We receive international Wide Area Network ("WAN") communication services across our countries through contractual relationships with key communications services providers. We also work together with The Coca-Cola Company on improving existing communication services and introducing new communication services and technologies within the Coca-Cola system.

C. Organizational Structure

        The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at March 31, 2004.

Subsidiary	Country of registration	% ownership at March 31, 2004
Partially owned subsidiaries
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%
Coca-Cola Bottlers Armenia	Armenia	90.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	92.9%
Coca-Cola HBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	88.8%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o. Podgoric, Stari aerodrome bb.	Montenegro	88.8%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	49.9%
Dorna Investments Limited	Guernsey	50.0%
Gotalka d.o.o.	Croatia	99.9%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita sp. z o.o.	Poland	50.0%
Nigerian Bottling Company plc	Nigeria	66.3%
S.C. Cristalina S.A.	Romania	33.4%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Production Services d.o.o	Bosnia and Herzegovina	100.0%
CCB Services Limited	England and Wales	100.0%
Chisinau Beverages Services S.R.L.	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Bevande Italia S.r.l.	Italy	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o.	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola Beverages Polska sp. z o.o.	Poland	100.0%

Subsidiary	Country of registration	% ownership at March 31, 2004
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Slovenia d.d.	Slovenia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottlers Oryel LLC	Russian Federation	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola Magyarország Italok Kft.	Hungary	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
LLC Coca-Cola Stavropolye Bottlers	Russian Federation	100.0%
LLC Coca-Cola Vladivostok Bottlers	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Standorg Assets Kft	Hungary	100.0%
Star Bottling Limited	Cyprus	100.0%
Telerex S.A.	Greece	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Valser Mineralquellen AG	Switzerland	100.0%

D. Property, Plants and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2003.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy (Northern and Central)	7	5
Greece	10	5
Switzerland	5	5
Austria	6	3
The Republic of Ireland and Northern Ireland	12	2

Total Established Countries	40	20

Developing Countries:
Poland	21	4
Hungary	11	2
Czech Republic	5	1
Croatia	3	3
Slovakia	3	1
Lithuania	3	1
Latvia	2	—
Estonia	1	1
Slovenia	2	—

Total Developing Countries	51	13

Emerging Countries:
Russian Federation	43	11
Nigeria	84	16
Romania	10	6
Serbia and Montenegro	8	1
Ukraine	12	1
Bulgaria	10	4
Bosnia and Herzegovina	3	1
Former Yugoslav Republic of Macedonia	11	1
Belarus	4	1
Armenia	1	1
Moldova	1	1

Total Emerging Countries	187	44

Sub-total	278	77
Less: Brewinvest S.A.(1)	(11)	(1)

Total	267	76

(1)
The results of Brewinvest S.A., a joint venture of which we own 50% and is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

Production

        We operate 80 bottling plants across our established, developing and emerging countries. An increasing number of our countries work together with contract packers, which produce a portion of the products of The Coca-Cola Company on our behalf. In general, third-party contract packers account for a small proportion of our overall sales and are used mainly for new product categories (aseptic PET juices, ice teas and sports/isotonic drinks, juices in glass and brick packaging). We also use contract packers to satisfy peak season CSD demand, mainly in isolated geographic locations, but with a declining trend.

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2003.

	Number of plants	Number of filling lines(1)
Established Countries:
Italy (Northern and Central)	5	16
Greece	10	36
Switzerland	3	7
Austria	4	14
The Republic of Ireland and Northern Ireland	2	6

Total Established Countries	24	79

Developing Countries:
Poland	4	12
Hungary	2	7
Czech Republic	1	4
Croatia	2	6
Slovakia	1	6
Lithuania	1	1
Latvia(2)	—	—
Estonia	1	2
Slovenia(3)	—	—

Total Developing Countries	12	38

Emerging Countries:
Russian Federation	11	23
Nigeria	16	35
Romania	6	18
Serbia and Montenegro	1	5
Ukraine	1	4
Bulgaria	4	10
Bosnia and Herzegovina	1	2
Belarus	1	2
Former Yugoslav Republic of Macedonia(4)	1	3
Armenia	1	2
Moldova	1	1

Total Emerging Countries	44	105

Sub-total	80	222
Less: Brewinvest S.A.	(1)	(3)

Total	79	219

(1)
Excludes fountain product filling lines.

(2)
We produce the products for the Latvian market in Lithuania and Estonia.

(3)
Third-party contract packers produce approximately 96% of the products for the Slovenian market. The remainder is produced by us in Austria, Croatia and the Czech Republic.

(4)
The results of Brewinvest S.A., a joint venture of which we own 50% and is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

        In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. For instance, in 2001, we opened a greenfield bottling facility in Benin, Nigeria and, in 2002, greenfield water bottling plants on the island of Crete, Greece and in Zalaszentgrot, Hungary. We own this entire new production infrastructure except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement. In 2003, we invested in three aseptic filling lines in Greece, Poland and the Russian Federation in order to enable us to produce in those countries preservative-free non-carbonated products in PET packaging, including products such as Nestea, various juice drinks and PowerAde.

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. For instance, during 2003 we closed our Bussigny plant in Switzerland in an effort to streamline our plant infrastructure.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the US. The Operating and Financial Review and Prospects includes the following sections:

  •
  Our business, a general description of our business.

  •
  Key financial results, a presentation of the most critical financial measures we use to track our operating performance.

  •
  Major recent transactions, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.

  •
  Application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates.

  •
  Principal factors affecting the results of our operations, a discussion of the primary factors that have a significant impact on our operating performance.

  •
  Operating results, an analysis of our company's consolidated results of operations during the three years presented in our financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit.

  •
  Liquidity and capital resources, an analysis of cash flows, sources and uses of cash, and contractual obligations.

  •
  Outlook and trend information, a review of the outlook for, and trends affecting, our business.

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 94% of our sales volume in 2003. We are one of the world's largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries(1).

(1)
Including our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia.

        We aggregate these 26 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three business segments are as follows:

  •
  Established countries, which are Italy (Northern and Central), Greece, Switzerland, Austria, the Republic of Ireland and Northern Ireland.

  •
  Developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Slovakia, Lithuania, Latvia, Estonia and Slovenia.

  •
  Emerging countries, which are the Russian Federation, Nigeria, Romania, Serbia and Montenegro, Ukraine, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

        Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2003, CSDs accounted for 81% and non-CSDs accounted for 19% of our sales volume, respectively. Our core brands are Coca-Cola, Fanta, Sprite and Coca-Cola light (diet Coke), which together accounted for approximately 73% of our total sales volume in 2003.

Key financial results

        We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, cash operating profit, or COP, and return on invested capital, or ROIC. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2001 to the year ended December 31, 2003, as well as, in each case, the year-on-year change in percentage terms.

Key performance measures:	2003	%	2002	%(1)		2001
Unit case volume (in millions)	1,349.5	7.4	1,256.2	20.4		1,043.4
Operating profit (euros in millions)	377.9	28.3	294.5	82.1		161.7
COP (euros in millions)	650.8	15.2	564.7	18.6		476.3
ROIC%	6.9	43.8	4.8	2.1	(2)	4.7	(2)

(1)
The percentage change in our results between the years ended December 31, 2001 and December 31, 2002 has been significantly influenced by the acquisitions from The Coca-Cola Company of its interests in the bottling operations in the Russian Federation and the Baltic countries, and the acquisition of mineral water businesses, Valser Mineralquellen AG and Dorna Apemin S.A. Details of these acquisitions are available below under "Major recent transactions". For purposes of the comparative analysis of operating results set forth below in this Operating and Financial Review, we have presented unaudited pro forma financial information for the year ended December 31, 2001, along with our reported results. We believe that such pro forma information provides a more useful measure of comparative financial performance during a period in which we made significant acquisitions. Further details of the pro forma analysis are available below under "Operating Results—Year ended December 31, 2002 compared to year ended December 31, 2001".

(2)
Our ROIC in 2001 is not directly comparable to our ROIC in 2002 because of the effect of the acquisition from The Coca-Cola Company of its bottling operations in the Russian Federation that was completed on November 23, 2001. For additional information, see "ROIC" below.

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2003, our sales volume increased by 93.3 million unit cases, or 7.4%, compared to 2002. This was primarily due to strong performances in the Russian Federation and Italy as a result of strong market execution (such as cooler placements) and, in the case of Italy, exceptionally warm summer weather, as well as the first full year contributions of the mineral water businesses acquired in the prior year, Valser Mineralquellen AG in Switzerland and Dorna Apemin S.A. in Romania.

        In 2002, our sales volume increased by 212.8 million unit cases, or 20.4%, as compared to 2001, primarily due to the first full year contribution of the Russian bottling operations acquired from The Coca-Cola Company on November 23, 2001, and the first time contribution of our Baltic operations acquired from The Coca-Cola Company in January 2002, as well as strong sales volume growth across our territories, particularly in our emerging and established countries.

Operating profit

        In 2003, we increased operating profit by €83.4 million, or 28.3% in comparison with 2002. This comprised an additional €100.9 million contribution from gross profit, as well as effective management of selling, delivery and administrative expenses which increased only by €17.5 million.

        The improvement in operating profit in 2002 compared to 2001 of €132.8 million, or 82.1%, was primarily due to the cessation of amortization of goodwill and other indefinite-lived intangible assets, following adoption of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), which relieved 2002 operating profit from a potential goodwill amortization charge of €77.8 million based on 2001 exchange rates and investments. Operating profit growth during that period was also the result of sales volume growth and controlled increase of operating expenses.

COP

        We define COP as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it considers the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies. Internally, our management uses COP as one of the main measures to allocate resources and evaluate the performance of each of our business segments.

        In 2003 our COP increased by €86.1 million over 2002. This increase was due to the same factors that contributed to our operating profit growth, other than a minor decrease in depreciation charges during the period which did not affect COP. COP growth of €88.4 million in 2002, as compared to 2001, was due to the same reasons underlying operating profit growth during the same period, other than the effect of adopting Statement No. 142.

ROIC

        We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that in 2003, our management incentive plan for our middle and senior managers used ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under US GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define ROIC as follows:

Return on Invested Capital	=	Operating profit + amortization of intangible assets - income tax expense - tax shield Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the Greek statutory tax rate of 35%. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        In 2003, our ROIC was 6.9%, compared to ROIC of 4.8% for 2002. This increase is due to significantly improved operating performance, demonstrated by a 38.0% increase in the numerator, which has generated additional funds that have allowed a reduction of capital employed through the repayment of pre-existing debt. Our ROIC in 2003 was partially held back by the impact of foreign exchange movements on our substantial borrowings in US dollars.

        Our ROIC for 2002 reflected a 0.1% increase over 2001. However, our ROIC in 2001 is not directly comparable with our 2002 ROIC. The reason is that the denominator of ROIC is measured as at year end and, in effect, assumes that capital employed remained constant as at fiscal year end throughout the fiscal year. In 2001, the acquisition of our bottling operations in the Russian Federation, which took place on November 23, 2001, increased capital employed by approximately €190 million. However, the numerator reflects the profits of the acquired Russian entities, which at the time were generating losses, only from their date of acquisition.

	December 31, 2003	December 31, 2002	December 31, 2001
	(euro in millions, except percentages)
Tax shield:
Interest expense	(64.7)	(70.3)	(77.3)
Greek statutory tax rate	35%	35%	35%

	(22.6)	(24.6)	(27.1)
Numerator:
Operating profit	377.9	294.5	161.7
Amortization of intangible assets	—	—	77.8
Income tax expense	(83.9)	(73.3)	(18.2)
Tax shield	(22.6)	(24.6)	(27.1)

	271.4	196.6	194.2
Denominator:
Cash and cash equivalents	(35.5)	(101.3)	(141.7)
Short-term borrowings	84.4	313.1	89.0
Loan notes due to The Coca-Cola Company	—	—	158.2
Current portion of long-term debt	295.9	200.0	0.4
Current portion of capital lease obligations	10.8	10.7	6.4
Long-term debt, less current portion	1,302.9	950.9	1,184.2
Capital lease obligations, less current portion	30.8	28.4	20.7

Net borrowings	1,689.3	1,401.8	1,317.2
Shareholders' equity	2,256.3	2,713.2	2,787.2

Capital employed	3,945.6	4,115.0	4,104.4

Return on Invested Capital (ROIC)	6.9%	4.8%	4.7%

Major recent transactions

The leveraged re-capitalization (2003)

        On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. The leveraged re-capitalization provided for a capital return of €473.3 million, or €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The initial increase and subsequent decrease in our share capital to effect the leveraged re-capitalization were approved by our shareholders in extraordinary general meetings held on September 15 and October 31, 2003, respectively. The capital return payment to shareholders began on December 5, 2003 and as of December 31, 2003, €472.9 million had been disbursed to shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. Proceeds from the issue were immediately swapped into euro with no residual currency risk. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

Summary of recent acquisitions

        In recent years we have selectively broadened our portfolio of non-CSD brands through acquisition of natural mineral water brands, in order to capture sales opportunities through our local distribution and marketing capabilities. While we remain open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of our core business strategy.

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
Coca-Cola Eurasia Bottlers	November 23, 2001	CSDs	Emerging	Russian Federation	111.9
Coca-Cola Molino Beverages Limited	November 23, 2001	CSDs	Emerging	Russian Federation	27.3
AS Esti Coca-Cola Joogid, Coca-Cola Bottlers Lietuva, Coca-Cola Dzerieni	January 2, 2002	CSDs	Developing	Lithuania, Estonia, Latvia	7.3
Valser Mineralquellen AG	September 30, 2002	Water	Established	Switzerland	59.2
Dorna Apemin S.A.	December 17, 2002	Water	Emerging	Romania	20.1
Multivita sp. z o.o.	October 2, 2003	Water	Developing	Poland	11.0
Römerquelle GmbH	December 5, 2003	Water	Established	Austria	63.8
Tsakiris S.A.	December 30, 2003	Potato chips	Established	Greece	6.2
Gotalka d.o.o.	January 28, 2004	Water	Developing	Croatia	7.5

(1)
Cost includes the purchase price paid plus our transaction costs but excludes any amounts of short-term or long-term debt held by the acquired businesses at the time of the acquisition and assumed by us.

The acquisition from The Coca-Cola Company of its interest in the bottling operations in the Russian Federation (2001)

        On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited (Cyprus), and LLC Coca-Cola Stavropolye Bottlers. Coca-Cola Eurasia Bottlers, as used in this annual report, refers to an affiliated group of certain bottling and distribution operations, which prior to November 23, 2001 were wholly or majority owned and controlled by certain subsidiaries of The Coca-Cola Company. Such operations are located within the territory of the Russian Federation and are comprised of the companies LLC Coca-Cola Stavropolye Bottlers and the Russian subsidiaries of Star Bottling Limited, the Cyprus holding company, which are LLC Coca-Cola Vladivostok Bottlers and LLC Coca-Cola HBC Eurasia. In connection with this acquisition, we issued to The Coca-Cola Company €101.5 million of 2.94% loan notes and have since made a deferred payment of €5.3 million. We also assumed short-term debt payable to The Coca-Cola Company of €59.6 million and incurred transaction costs of €5.1 million.

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

The acquisition of Valser Mineralquellen AG (2002)

        On September 30, 2002, we acquired, jointly with The Coca-Cola Company, the Swiss mineral water bottler, Valser Mineralquellen AG, a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million, of which our share was €58.7 million. Our transaction costs added a further €0.5 million to the cost.

        The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to the company's production and distribution facilities. We acquired the entire business of Valser Mineralquellen AG except for the trademark, which was acquired by The Coca-Cola Company, and the mineral water source, 50% of which is owned by each party.

The acquisition of Dorna Apemin S.A. (2002)

        On December 17, 2002, we acquired, jointly with The Coca-Cola Company, the majority of the shares in the Romanian premier sparkling mineral water company, Dorna Apemin S.A. Our interest in the acquisition represented 49.1% of the outstanding shares of Dorna Apemin S.A. at the time (a further 0.8% has since been purchased from minority shareholders). Total consideration for the acquisition was €39.0 million, of which our share was €19.5 million. Our transaction costs amounted to €0.6 million.

        The acquisition comprised all brands and products of Dorna Apemin S.A., including "White Spring" (still), "Poiana Negri" (sparkling) and "Dorna" (naturally sparkling) mineral waters.

The acquisition of Multivita sp. z o.o. (2003)

        On October 2, 2003, we acquired, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o. Our company acquired the business except for the trademark, which was acquired by The Coca-Cola Company. Total consideration for the acquisition was €21.0 million, of which our share was €10.5 million. Our transaction costs amounted to €0.5 million.

The acquisition of Römerquelle GmbH (2003)

        On December 5, 2003, we acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH. Total consideration for the acquisition was €63.3 million, with transaction costs of €0.5 million and the assumption of debt of an additional €6.4 million. The acquisition comprised production facilities at Edelstal and Pöttsching and the mineral water and wellness brands "Römerquelle" and "Markusquelle", respectively.

The acquisition of Tsakiris S.A. (2003)

        On December 30, 2003, we acquired 100% of the shares of the Greek potato chip company Tsakiris S.A., from Plias S.A., a company listed on the Athens Exchange. Plias S.A. is related to us by way of some common shareholdings. Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million. For additional information, see Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group."

The acquisition of Gotalka d.o.o. (2004)

        On January 28, 2004, we completed the acquisition of 100% of the shares of Croatian mineral water company Gotalka d.o.o., through our 99.9% owned subsidiary, Coca-Cola Beverages Hrvatska d.d. The acquisition includes a production facility at Budinscina and the mineral water brand "Bistra". Total consideration for the acquisition was €7.2 million, with transaction costs of €0.3 million.

Application of critical accounting policies

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

Business combinations

        Our acquisitions have been accounted for under the purchase method of accounting both where we have obtained a controlling interest in the acquired business and where the business was not under common control at the time of the acquisition. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with these acquisitions were based on estimated fair values as of the date of the acquisition, with the remainder, if any, recorded as goodwill. The fair values were determined by our management, taking into consideration information supplied by the management of acquired entities, valuations supplied by independent appraisal experts and other relevant information. The valuations have been based primarily upon future cash flow projections for the acquired assets, discounted to present value.

Intangible assets

        Our intangible assets consist mainly of franchise rights related to our bottler's agreements with The Coca-Cola Company, trademarks and goodwill, predominantly arising from the recognition of deferred tax on the franchise right and trademark values. As at December 31, 2003, we had €1,948.4 million of franchise rights, €50.9 million of trademarks and €711.2 million of goodwill, recorded on our balance sheet.

        The Coca-Cola Company does not grant perpetual franchise rights outside the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations, and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case.

        Prior to January 1, 2002, most of our intangible assets were amortized on a straight-line basis over 40 years. As of January 1, 2002, in accordance with the provisions of Statement No. 142, we no longer amortize our goodwill or other indefinite-lived intangible assets. Instead, such assets are subject to annual impairment reviews. We test goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the facts and circumstances of our company. We evaluate franchise rights and trademarks for impairment by comparing their carrying value to their fair value based on the present value of estimated cash flows from such franchise rights and trademarks, respectively.

        The accuracy of our assessments of fair value is based on management's ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events. However, the assumptions we use are consistent with those employed for internal planning purposes.

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

        The accuracy of our assessments of fair value is based on management's ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however, the assumptions we use are consistent with those employed for internal planning purposes.

Revenue recognition

        We recognize revenue when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required, and amounts are collectable under normal payment terms. Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying our products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amounts deducted from sales for marketing and promotional incentives are net of amounts received from The Coca-Cola Company as a contribution toward the cost of such marketing and promotional incentives.

        Where we distribute third party products, we recognize the related revenue earned based on the gross amount invoiced to the customer where we act as principal, take title to the products and have assumed the risks and rewards of ownership. We recognize revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier), where we act as an agent without assuming the relevant risks and rewards.

Statutory termination and pension plans

        We account for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers' Accounting for Pensions ("Statement No. 87"), and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. The calculation of the appropriate liability and expense for the statutory termination and defined benefit pension plans requires us to apply actuarial methods and assumptions that include the rate of future compensation increases, terminations and mortality. We make such calculations in conjunction with professional actuaries.

        We adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 to our plans as of January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

Derivative financial instruments

        We use derivative financial instruments for hedging purposes. Interest rate swaps are used to manage interest-rate risk exposure. Foreign currency forward contracts and currency swaps are used to manage foreign currency exposure. We also use futures contracts to manage our exposure to changes in the price of sugar. We recognize all derivative financial instruments at fair value. The fair values of derivative financial instruments are estimated based on dealer quotes and independent market valuations. Changes in fair value of derivative financial instruments are recognized periodically in either net income or in shareholders' equity as a component of comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged item that related to the hedged risks. Changes in fair value of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair value of derivative financial instruments not qualifying as hedges are reported in net income.

Income taxes

        Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items which involve determination of the income tax expense and related balance sheet accounts.

        Deferred tax assets represent items to be used as a deduction or credit in future tax returns. As of December 31, 2003, we have approximately €157.4 million of deferred tax assets related principally to operating loss carry-forwards arising from operations outside Greece, and temporary differences in the deduction of depreciation and accrued expenses. Ordinarily, operating loss carry-forwards are only capable of being utilized by each of the operating entities that recorded the loss. We have established a valuation allowance of approximately €11.8 million for deferred tax assets that we do not believe will be realized. The estimate of the amount of the valuation allowance is based upon our estimate of future taxable income and other relevant factors such as time limitations related to the utilization of net operating losses in certain emerging and developing markets.

        Tax assessments may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of probable outcomes.

Contingencies

        Our company is subject to various claims and contingencies related to legal proceedings, as discussed in Item 8A, "Financial Information on the Company—Consolidated Statements and Other Financial Information—Legal proceedings". Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and / or discloses the relevant circumstances, as appropriate. Management believes that any liability to the company may arise as a result of currently pending legal proceedings will not have a material adverse effect on the financial condition of the company taken as a whole.

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

  General

        We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company's ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottler's agreements entered into between The Coca-Cola Company and us. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottler's agreements.

  Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2003 amounted to €848.6 million, as compared to €830.1 million in 2002, and €744.9 million for 2001. Concentrate represented approximately 34.7% of our total cost of goods sold in 2003, as compared to 35.1% in 2002, and 35.7% in 2001. The cost of concentrate as a percentage of our cost of sales has been reducing slowly over time, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and our Amita juices has increased in response to increased demand for these products. Under our bottler's agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottler's agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

  Pricing in countries outside the European Union

        The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottler's agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

  Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €41.2 million, €72.6 million and €57.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2003, such contributions totaled €19.0 million as compared to €30.4 million in 2002 and €49.9 million in 2001. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2003, these contributions amounted to €22.2 million compared to €42.2 million in 2002 and €7.8 million in 2001. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, which are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €22.5 million in 2003 as compared to €18.3 million in 2002 and €2.4 million in 2001. The increase of payments over time reflects recognition from The Coca-Cola Company of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

  Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark "NaturAqua" to The Coca-Cola Company in 2002 for €5.3 million. The consideration received has been deferred over a five-year period and requires reimbursement, if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied. As a result, €4.2 million has been included as deferred income in our balance sheet as at December 31, 2003 as compared to €5.3 million as at December 31, 2002.

        Other income primarily comprises a toll-filling relationship in Hungary of €4.9 million, which was zero for the years ended December 31, 2002 and December 31, 2001, and rent, facility and other costs of €6.8 million, as compared to €2.0 million as at December 31, 2002 and €10.0 million as at December 31, 2001. Other expenses relate to facility costs charged by The Coca-Cola Company, a toll-filling relationship and shared costs. These other expenses amounted to €14.6 million, as compared to €1.8 million as at December 31, 2002 and €3.7 million as at December 31, 2001. With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €47.0 million in 2003, as compared to €12.4 million in 2002 and €1.8 million in 2001. The purchases of finished goods are primarily of PowerAde, with the growth in the period 2001 to 2003 being due to the roll-out of PowerAde across additional markets, and increased demand within existing markets. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of inventory from Beverage Partners Worldwide amounted to €21.4 million in 2003, as compared to €14.6 million in 2002 and €7.6 million in 2001. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2001 to 2003 reflects both the wider availability of Nestea products across our markets and increased demand for those products.

        During 2003, we sold €7.0 million of finished goods and raw materials to The Coca-Cola Company. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. The sales in 2003 represented a substantial drop from the €21.3 million of sales in 2002. This decrease was due to the introduction of deposit legislation on non-returnable packages in Germany during 2003 which eroded local demand for products in such packages and resulted in the German bottler requiring a lower volume of such products from our bottling operations in the Czech Republic. No such sales were made to The Coca-Cola Company in 2001.

  Amounts payable to and receivable from The Coca-Cola Company

        At December 31, 2003, The Coca-Cola Company owed us €49.3 million, as compared to €68.1 million as at December 31, 2002, and €47.1 million as at December 31, 2001. We owed The Coca-Cola Company a total of €68.4 million compared to €75.2 million and €264.5 million as at December 31, 2003, 2002 and 2001, respectively. These amounts reflected trade balances as well as loans. The decrease in amounts payable to The Coca-Cola Company, from 2001 to 2002, was mainly due to the repayment of loan notes payable to The Coca-Cola Company of €158.2 million in August 2002. These loan notes were initially raised in connection with our acquisition of The Coca-Cola Company's bottling operations in Russia. These loans represented short-term debt and their weighted average interest rate amounted to 2.94%. Interest paid to The Coca-Cola Company amounted to €3.5 million in 2002 as compared to €0.5 million in 2001. No loans were outstanding and no interest was paid during 2003.

Economic conditions and pricing in our emerging and developing countries

        Our developing and emerging countries have lower disposable income per capita than our established countries and continue to be subject to economic volatility from time to time. Incidents of currency devaluation, or revaluation, the level of inflation, the rate of economic growth and the rate of unemployment in those countries influence consumer confidence and consumer purchasing power and, in turn, the consumption of our products. For example, following a period of financial and economic instability between 1998 and 2000, economic and financial conditions in The Russian Federation have significantly improved, with inflation stabilizing and real GDP growing approximately 7.3% in 2003 and 4.7% in 2002. These economic developments have supported our sales volume growth and improved pricing in The Russian Federation over the same period. In 2003, Nigeria faced political, social and economic unrest including a prolonged strike in July and several fuel shortages, which all together adversely affected our sales volume in that country. A central element of our strategy for achieving sustainable profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to attain the optimal combination of pricing and sales volume.

Channel mix

        We sell our products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets and grocery stores, where consumers typically buy beverages in multi-serve (one liter and above or multi-package) packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues and hotels, where consumers typically buy beverages in chilled single-serve (0.5 liter or smaller) packages and fountain products for immediate or impulse consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume our products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent our principal customers in the future consumption channel.

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs, when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs, when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2003, for example, approximately 23% of our net purchases of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 76.9% of our total cost of goods sold in 2003, as compared to 77.5% in 2002 and 77.8% in 2001. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the European Union of all but one of our developing countries is expected to lead to a significant increase in the cost of sugar. For additional information, see below under "The impact of governmental, economic, fiscal, monetary and political policies—Expansion of the European Union."

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 initially set to expire on December 31, 2004 but recently extended, on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass which are categorized as commodities and for which we have requested, and have received, fixed prices. During 2003, we made purchases from Frigoglass S.A.

totaling €155.6 million, compared to €131.1 million in 2002 and €83.5 million in 2001. In 2003, we purchased from Frigoglass S.A. €49.8 million of raw and packaging materials and €105.8 million of coolers and other cold drink equipment and spare parts. This compares to €73.2 million for purchases of raw and packaging materials and €57.9 million the purchase of coolers and other cold drink equipment and spare parts in 2002 and €60.5 million and €23.0 million, respectively, in 2001. The steady increase during this period in our purchase of coolers and related equipment from Frigoglass S.A. reflects our cold drink investment strategy. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue. For example, unseasonably cool temperatures in most parts of Europe during July and August 2002, as well as adverse weather conditions and floods in certain parts of Central and Eastern Europe over the same period, negatively impacted demand for our products in these countries and in certain occasions lead to localized supply disruptions. This resulted in lower than expected sales volume growth during that period. In 2003, favorable summer weather conditions contributed to our sales volume in Italy and Switzerland, whilst Russia's positive volume growth in 2003 was partially held back by extremely poor weather over the same period.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during the Christmas and Easter holidays. For this reason, we typically experience our best results of operations during the second and third quarters. In 2003, for example, we realized 19.9% of our sales volume in the first quarter, 27.7% in the second quarter, 29.0% in the third quarter and 23.4% in the fourth quarter.

Foreign currency

        Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

  •
  Our operating companies, other than those in Italy (Northern and Central), Greece, Austria, the Republic of Ireland, Romania and Serbia and Montenegro, have functional currencies other than our reporting currency, the euro, and, as a result, any change in the exchange rates between these functional currencies and the euro affects our income statement and balance sheet when the results of those operating companies are translated into euro.

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead, in turn, to reduced gross profit margins. As at December 31, 2003, all of our concentrate, which represents 45.1% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian Naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Impact of inflation

        The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. Financial Accounting Standards Board (FASB) Statement No. 52 ("Statement No. 52") provides that, in a highly inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related income statement within other income (expense). Belarus, Moldova, Romania and Serbia and Montenegro, among our countries, were classified as highly inflationary economies for the year ended December 31, 2003. Our operations in The Russian Federation and Ukraine ceased applying accounting for entities operating in highly inflationary economies with effect from January 1, 2003. In each of 2003, 2002 and 2001, the impact on the income statement of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal.

        For all other countries, which are not considered highly inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders' equity.

Taxation

        The Greek statutory income tax rate is 35.0%. Statutory income tax rates in the countries in which we operate range from 0% to 38.0%. Our effective income tax rate decreased to 26.0% for 2003, as compared with 31.0% in 2002. The decrease in our effective tax rate was mainly attributable to the reductions in statutory tax rates in a number of our territories, such as Poland, Slovakia, Hungary, the Czech Republic and Italy, and a decrease in expenses that are not deductible for tax purposes. This increase was partially offset by the reduced impact of tax holidays, income not subject to tax and capital investment incentives.

Amortization and impairment of intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2003, we had €2,713.0 million of intangible assets recorded on our balance sheet, reflecting 47.3% of our total assets. As discussed above under "Application of Critical Accounting Policies—Intangible Assets", we consider our existing intangible assets to have indefinite useful lives.

        Prior to January 1, 2002, most of our intangible assets were amortized on a straight-line basis over 40 years. As of January 1, 2002, in accordance with the provisions of Statement No. 142, we no longer amortize our goodwill or other indefinite-lived intangible assets. The adoption of Statement No. 142 required that an initial impairment assessment be performed on all goodwill and indefinite-lived intangible assets. The impairment charge resulting from this initial impairment assessment was €94.0 million, net of deferred income tax benefits, which is attributable to our established and developing markets, and was recorded as a cumulative effect of an accounting change. Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, impairment assessments were conducted at December 31, 2003 and December 31, 2002. No impairment was indicated.

Impact of governmental, economic, fiscal, monetary and political policies

  Expansion of the European Union

        On May 1, 2004, eight countries in which we operate entered the European Union. These are the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. These countries have implemented extensive reforms to enable the transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the European Union. We believe that, overall, we will benefit from the increased economic and political stability in our developing countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the European Union.

        The enlargement of the European Union will result in the application to all but one of our developing countries of EU labor, tax, accounting and environmental regulations, the adoption of which could lead to an increase in our compliance cost and make compliance more complicated, at least in the short-term. In particular, the implementation of the EU packaging directive in the new EU countries is expected to further restrict our ability to use some particular packaging materials or methods and increase our compliance costs in this area.

        As of May 1, 2004, these countries have adopted the EU sugar regime. This means that the minimum selling price for sugar will become the EU intervention price plus the cost of transport and profit margin. Our operations in these eight countries use either locally produced or imported sugar or isoglucose syrup (known in the United States as high fructose corn syrup) during the production process. The cost of these sweeteners will increase as a result of the EU accession of these countries. Prior to May 1, 2004, our sweetener prices varied from just below to significantly below the EU intervention price. Post accession we will see a significant rise in sweetener costs in these countries, estimated at approximately €15 million for the period from May 1 to December 31, 2004.

        The entry into the European Union of eight of our developing countries will increase their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. At least at present, the prices of our products in our EU developing countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company, sold in the other EU countries. In addition, the enlargement of the European Union could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our EU developing countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from European Union countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

        The Coca-Cola Company may also seek to increase concentrate prices in our eight countries that recently entered the European Union in order to bring concentrate prices in those countries in line with the rest of the European Union, in which case, maintaining our profit margin will partly depend on our ability to recover the increased concentrate cost by implementing price increases in the relevant countries.

        Bulgaria and Romania are scheduled to enter the European Union in 2008, while Croatia has submitted an application for entry to the European Union. On April 20, 2003, the European Commission recommended that Croatia be granted formal EU candidate status.

  European Union competition law

        Our business activities affecting the European Union are subject to EU competition law. The European Commission is currently investigating commercial practices engaged in by our operating subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and the bottlers of The Coca-Cola Company's products in five European Union countries. The investigation into our subsidiary in Austria, the only one of the territories in which we operate that is subject to investigation, refers to the following practices that may be relevant in Austria: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. Such proceedings may lead to substantial fines and/or significant changes in our commercial practices. The admission to the European Union on May 1, 2004 of the eight Central and Eastern European countries mentioned above has increased the potential impact of EU competition law on our business.

  Adoption of International Financial Reporting Standards by Greek companies

        In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. Recently enacted Greek legislation provides that Greek publicly-traded companies also prepare their statutory financial statements in accordance with IFRS effective as of January 1, 2005 and with respect to fiscal year 2004. We do not expect the adoption of IFRS to have a material effect on our operating results or financial condition as we currently prepare our financial statements under IFRS, in addition to Greek statutory accounting principles.

A. Operating Results

Year ended December 31, 2003 compared to year ended December 31, 2002

        The following table shows certain income statements and other financial data as well as the change in percentage terms from the year ended December 31, 2002 to the year ended December 31, 2003.

	Coca-Cola Hellenic Bottling Company S.A.
	2003	2002	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	4,017.5	3,839.4	4.6
Cost of goods sold	(2,443.6)	(2,366.4)	3.3

Gross profit	1,573.9	1,473.0	6.8
Selling, delivery and administrative expenses	(1,196.0)	(1,178.5)	1.5

Operating profit	377.9	294.5	28.3
Interest expense	(64.7)	(70.3)	(8.0)
Interest income	11.5	10.3	11.7
Other income	4.9	6.5	(24.6)
Other expense	(7.1)	(4.2)	(69.0)
Income tax expense	(83.9)	(73.3)	14.5
Share of income (loss) of equity method investees	4.3	4.3	—
Minority interests	(11.0)	(15.8)	(30.4)
Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0	—	(94.0)	n/a

Net income	231.9	58.0	>100.0

COP	650.8	564.7	15.2
Unit case volume	1,349.5	1,256.2	7.4

        The following table shows certain income statement and other financial data, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2003	2002
Net sales revenue	100.0	100.0
Cost of goods sold	(60.8)	(61.6)

Gross profit	39.2	38.4
Selling, delivery and administrative expenses	(29.8)	(30.7)

Operating profit	9.4	7.7

COP	16.2	14.7

  Volume

        In 2003, our sales volume increased by 93.3 million unit cases, or 7.4%, compared to 2002, assisted by the first full year contribution of the mineral water acquisitions completed in the second half of 2002. Valser Mineralquellen AG in Switzerland, which was acquired in September 2002, contributed 19.5% to the volume increase, and Dorna Apemin S.A. in Romania, which was acquired in December 2002, added a further 23.8% to the total volume growth.

        In addition, our Russian and Italian operations made significant improvements in sales volume growth contributing 16.1% and 12.2% to the sales volume increase, respectively, as a result of strong market execution (such as cooler placement) and exceptionally warm summer weather in Italy. This was partially offset, however, by the decline of sales volume in Nigeria as a result of political, social and economic unrest in 2003.

        Our sales volume improvement during 2003 was also aided by our performance in Poland, representing 9.8%, Serbia and Montenegro, contributing 7.8%, and Ukraine, adding a further 6.4% of our total sales volume increase, as a result of a combination of favorable factors, namely new product launches, strong promotional activities and improved market execution. The remaining 18.0% was attributable to other established countries of 5.7%, with Austria and Switzerland benefiting from exceptionally warm summer weather, developing countries of 6.1% and emerging countries of 6.2%.

  Net sales revenue

        We recognize net sales revenue at the time we deliver products to our customers. You should read "Critical accounting policies—Revenue recognition" for more information on when we recognize revenue. Of the €178.1 million increase in net sales revenue in 2003 compared to 2002, €72.1 million was attributable to our Italian operations as a result of strong local market execution (such as cooler placement) and exceptionally warm summer weather. In addition, €37.3 million and €24.8 million of the increase in net sales were the first full year of contributions of our mineral water acquisitions, Valser Mineralquellen AG and Dorna Apemin S.A., respectively. On the other hand, Nigeria's net sales revenue reduced by €62.9 million, due to political, social and economic unrest in 2003 and the unfavorable impact of foreign currency exchange rate movements.

        Among the other significant contributors to the overall net sales increase, the major one was Serbia and Montenegro, contributing €25.3 million, as a result of a combination of favorable factors, namely cooler placement and improved economic conditions.

        The remaining €81.6 million was attributable to the net sales revenue increase in other established countries of €31.5 million, in developing countries of €13.7 million and in emerging countries of

€36.4 million, reflecting the volume growth of 1.5% in established countries, 5.7% in emerging countries, and 8.6% in developing counties, respectively, partially offset by decrease in weighted average unit case price of €0.06 in emerging countries and €0.09 in developing countries due to adverse foreign currency exchange rate movements, steady increases in sales of water products and the loss of a toll-filling contract between our Czech bottler and the German bottler of The Coca-Cola Company.

        The overall decrease in pricing, in terms of net sales revenue per unit case, from €3.06 in 2002 to €2.98 in 2003, reflected the first time full year contribution of Dorna Apemin S.A. and Valser Mineralquellen AG, mineral water companies acquired in 2002, due to the fact that prices of our water products are generally lower than the weighted average prices for our products in other product lines. In addition, the general strengthening of the euro also contributed to this unit price decline in our developing and emerging segments, particularly in Russia, Nigeria and Poland, which was partially offset by price increases and favorable channel mix in our established segment.

  Cost of goods sold

        Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case marginally decreased from €1.88 in 2002, to €1.81 in 2003 as a result of the first time full year contribution of Dorna Apemin S.A. and Valser Mineralquellen AG, mineral water companies acquired in 2002, due to the fact that the average unit cost of our water products is generally lower than the weighted average unit cost of our products in other product lines. This decrease was also impacted by the strengthening of the euro against the US dollar and other local currencies. This impacted our results positively in markets where the cost of certain raw materials is denominated in US dollars. Additionally, the average cost of goods sold per unit case decreased as a result of our strategy to implement comprehensive and system-wide supply chain improvements.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally decreased from 21.6% of our net sales revenue in 2002, to 21.1% in 2003 reflecting an increase in 2003 of net sales revenue relating to our own water brands and Amita juices, as well as weakening of US dollar against euro and other local currencies. Depreciation included in our cost of goods sold increased from €120.6 million in 2002 to €132.2 million in 2003, as a result of the first time full year contribution of our mineral water companies Dorna Apemin S.A. and Valser Mineralquellen AG.

  Gross profit

        Our gross profit margin increased from 38.4% in 2002, to 39.2% in 2003, as a result of our strategy and continued efforts to manage costs and improve production efficiencies. Its increase was also aided by the first time full year inclusion of Dorna Apemin S.A. and Valser Mineralquellen AG, our mineral water companies acquired in 2002, because the average gross profit margin of our water products is generally higher than the weighted average gross profit margin in other product lines. The effect of foreign exchange on gross profit margin was largely neutral. The effect of foreign exchange on gross profit, in absolute terms, was negative, with the translation effect of the strengthening of the euro against our other currencies at the net sales revenue level exceeding the beneficial impact to cost of goods sold from both the effect of translation and lower raw material costs.

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

        In 2003, selling costs (including depreciation) amounted to €567.1 million or 14.1% of our net sales revenue, as compared to €528.7 million, or 13.8% in 2002. The increase in absolute terms was due to the first time full year contribution of Valser Mineralquellen AG and Dorna Apemin S.A., our mineral water subsidiaries acquired in 2002, as well as the growth in sales and associated selling costs, particularly in Italy. The increase in selling costs also reflects our focus on strengthening our sales force and improving marketing efforts. Similarly, the increase of selling costs as a percentage of net sales revenue was also attributable to our mineral water acquisitions, because of their first time full year contribution and due to the fact that the average selling costs relating to our water products are generally higher than the selling costs of other product lines as a percentage of net sales revenue because of relatively lower selling prices and lesser economies of scale.

        Delivery costs (including depreciation) increased, in absolute terms, to €326.2 million in 2003 from €310.3 million in 2002 reflecting increased sales volume and the first time full year contribution of Dorna Apemin S.A. and Valser Mineralquellen AG, our mineral water subsidiaries. Delivery costs (including depreciation) as a percentage of our net sales revenue remained unchanged at 8.1% compared to the prior period, because the increase of delivery costs as a percentage of net sales revenue for our water acquisitions has been compensated by the overall increase in net sales for the other parts of our business, thereby offsetting the effect of our mineral water acquisitions.

        Administrative expenses (including depreciation) amounted to €302.7 million in 2003, compared to €339.5 million in 2002. The reduction of 10.8% reflected attention to cost control, as reflected, for example, in the reduction in numbers of administrative staff. In addition, administrative expenses were reduced by the effect of foreign exchange, both in terms of the general strengthening of the euro against the majority of other currencies and net exchange gains on foreign currency denominated financial liabilities.

        The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2003 would be €1,247.7 million, and our gross margin 31.1% compared to €1,162.7 million and 30.3%, respectively, for 2002.

  Operating profit

        Operating profit increased by 28.3% reflecting a combination of all of the above mentioned aspects, particularly volume growth, controlled growth in our operating expenses and the first time full year contributions of our mineral water subsidiaries, acquired in 2002.

  Interest expense

        Interest expense decreased from €70.3 million for 2002 to €64.7 million for 2003. This decrease was the result of a decrease in our weighted average cost of borrowing from 4.61% for 2002 to 3.82% for 2003. This followed a decrease in market interest rates, which we have been able to benefit from since a portion of our gross debt bears interest at floating rates. All debt issued with a fixed rate coupon denominated in dollars or euro has been swapped into floating rate liabilities. The floating rate debt denominated in dollars has been swapped into a floating rate liability denominated in euro.

  Interest income

        Interest income increased from €10.3 million for 2002 to €11.5 million for 2003 mainly due to high levels of interest earning balances during the period following the receipt of the proceeds from the $900.0 million notes issue in September 2003 and the investment of such funds in short-term money market instruments before being used to finance the return of capital to shareholders, repay the maturing €200.0 million Eurobond and finance the acquisition of Römerquelle GmbH, an Austrian mineral water company, which all took place in December 2003.

  Other income

        Other income consists mainly of gains on interest rate swaps that are not eligible for hedge accounting and foreign currency exchange gains. In 2003, other income of €4.9 million consisted of €4.4 million representing gains on interest rate swaps that were not eligible for hedge accounting and €0.5 million of foreign currency exchange income including exchange gains from re-measurement of certain currencies into functional currencies in highly inflationary countries. In 2002, other income of €6.5 million represented gains on interest rate swaps that were not eligible for hedge accounting.

  Other expenses

        Other expenses include foreign currency exchange losses, interest rate swap losses and other non-operating charges. In 2003, other non-operating charges consisted of costs associated with the capital return of €6.1 million. Exchange losses of €1.0 million consisted of the effect of re-measurement of certain currencies into functional currencies and of foreign exchange transaction gains and losses on funding. There were no interest rate swap losses in 2003. In 2002, other expenses represented exchange losses of €1.4 million and losses on valuation of options of €2.8 million.

  Income tax expense

        The effective tax rate decreased from 31.0% in 2002 to 26.0% in 2003 primarily due to a decrease in corporate income tax rates in a number of our territories, such as Poland, Slovakia, Hungary, the Czech Republic and Italy, as well as decrease in expenses that are not deductible for tax purposes. This decrease in the effective tax rates was, however, offset by the reduced impact of tax holidays, income not subject to tax and capital investment incentives, which led to an increase in income tax expense of €10.6 million in 2003.

  Share of income (loss) of equity method investees

        The share of income (loss) of equity method investees primarily reflected Brewinvest S.A., a joint venture in which we hold a 50% interest, which is engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia. The share of profit of equity method investees remained constant in 2003 compared to 2002, at €4.3 million.

  Minority interests

        Minority interests consist primarily of the public shareholders' 33.7% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests decreased from €15.8 million in 2002 to €11.0 million in 2003, due to a decrease in contribution to our net income from our Nigerian operations.

  Cumulative effect of accounting change for Statement No. 142, net of income taxes

        The adoption of Statement No. 142 required us to perform impairment assessments on all goodwill and indefinite-lived intangible assets in both 2002 and 2003. The initial impairment test conducted as at

January 1, 2002, resulted in the recording of an after-tax decrease to net income of €94.0 million. Subsequent impairment assessments conducted at December 31, 2002 and December 31, 2003, did not indicate any further impairment. For additional information, you should read note 3 to our consolidated financial statements.

  Net income

        Net income was €231.9 million in 2003, as compared to €58.0 million in 2002. Of the €173.9 million increase, €83.4 million was due to the improvement in our operating profit, for reasons discussed above, and €94.0 million was due to the non-recurrence in 2003 of the impairment write-down for intangible assets which occurred in 2002.

  COP

        In 2003, COP increased by 15.2% over 2002 for the same reasons underlying the increase in operating profit during the same period.

Year ended December 31, 2002 compared to year ended December 31, 2001

        For purposes of our discussion and analysis of the results of our operations, we have presented in this section unaudited pro forma net sales revenue and cost of goods sold figures for the year ended December 31, 2001, prepared in accordance with US GAAP, along with our actual results. We believe that such pro forma information provides a more useful measure of comparative financial performance during a period in which we made significant acquisitions. Amounts provided in the analysis are on an "as reported basis" unless otherwise specified.

        The unaudited pro forma financial information for the year ended December 31, 2001 presented in this section assumes that the acquisition from The Coca-Cola Company of its interest in the bottling operations in the Russian Federation and of its Baltic bottling operations, described above under "Major recent transactions," occurred on January 1, 2001. The acquisitions of the water businesses in 2002, Valser Mineralquellen AG and Dorna Apemin S.A., have not been adjusted for as their results do not have a significant effect on our operating results for 2002. Valser Mineralquellen AG contributed €0.7 million to our net income for 2002. The contribution of Dorna Apemin S.A. to our operating results for 2002 was minimal. For purposes of the 2001 pro forma financial information, the results of Coca-Cola Molino Beverages Limited have been fully consolidated. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if these acquisitions had been completed at the beginning of 2001, nor is it necessarily indicative of our future operating results.

	Year ended December 31, 2001
	Coca-Cola Hellenic Bottling Company S.A. as reported under US GAAP	Coca-Cola Molino Beverages Limited (unaudited)	Coca-Cola Eurasia Bottlers(1)	Baltics (unaudited)	Pro forma adjustments (unaudited)		Coca-Cola Hellenic Bottling Company S.A pro forma (unaudited)
	(euro in millions)
Net sales revenue	3,398.1	56.5	172.6	42.7	—		3,669.9
Cost of goods sold	(2,083.9)	(37.3)	(108.6)	(26.0)	(1.9	)(2)	(2,257.7)

(1)
The financial statements of Coca-Cola Eurasia Bottlers were prepared in US dollars. For purposes of this pro forma information we converted US dollar amounts to euro amounts on a monthly basis during the period from January 1, 2001 to November 22, 2001 using the average exchange rate for that period between the US dollar and the euro.

(2)
Following the acquisition of Coca-Cola Eurasia Bottlers, fixed assets were adjusted to reflect their fair value. If such an adjustment had occurred on January 1, 2001, this would have resulted in an increase in depreciation as a component of cost of goods sold of €1.9 million.

        The following table shows certain income statements and other financial data on a reported and on a pro forma basis, as well as, in each case, the change in percentage terms from the year ended December 31, 2001 to the year ended December 31, 2002.

	Coca-Cola Hellenic Bottling Company S.A. as reported under US GAAP			Coca-Cola Hellenic Bottling Company S.A. pro forma
	2002	2001	%	2001	%
	(euro in millions except unit case volume in millions)
Net sales revenue	3,839.4	3,398.1	13.0	3,669.9	4.6
Cost of goods sold	(2,366.4)	(2,083.9)	13.6	(2,257.7)	4.8

Gross profit	1,473.0	1,314.2	12.1	n/a	n/a
Selling, delivery and administrative expenses	(1,178.5)	(1,074.7)	9.7	n/a	n/a
Amortization of intangible assets	—	(77.8)	n/a	n/a	n/a

Operating profit	294.5	161.7	82.1	n/a	n/a
Interest expense	(70.3)	(77.3)	(9.1)	n/a	n/a
Interest income	10.3	9.2	12.0	n/a	n/a
Other income	6.5	0.2	>100.0	n/a	n/a
Other expense	(4.2)	(6.4)	(34.4)	n/a	n/a
Income tax expense	(73.3)	(18.2)	>100.0	n/a	n/a
Share of income (loss) of equity method investees	4.3	(1.6)	>100.0	n/a	n/a
Minority interests	(15.8)	(15.4)	2.6	n/a	n/a
Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0	(94.0)	—	n/a	n/a	n/a

Net income	58.0	52.2	11.1	n/a	n/a

COP	564.7	476.3	18.6	n/a	n/a
Unit case volume	1,256.2	1,043.4	20.4	n/a	n/a

        The following table shows certain income statement and other financial data both on a reported and on a pro forma basis expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A. as reported under US GAAP		Coca-Cola Hellenic Bottling Company S.A. pro forma
	2002	2001	2001
Net sales revenue	100.0	100.0	100.0
Cost of goods sold	(61.6)	(61.3)	(61.5)

Gross profit	38.4	38.7	n/a
Selling, delivery and administrative expenses	(30.7)	(31.6)	n/a
Amortization of intangible assets	—	(2.3)	n/a

Operating profit	7.7	4.8	n/a

COP	14.7	14.0	n/a

  Volume

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

  Net sales revenue

        Our net sales revenue in 2002 of €3,398.1 million reflected an increase of €441.3 million over the net sales revenue in 2001. Of this €441.3 million increase, €262.5 million was due to the first full year of contribution of our Russian bottling operations acquired from The Coca-Cola Company in November 2001. An additional €48.2 million of our growth in net sales revenue was attributable to the Baltic operations, acquired in January 2002, also from The Coca-Cola Company.

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

        Of the €169.5 million increase in net sales revenue in 2002 compared to our net sales revenue in 2001, on a pro forma basis, €258.2 million was due to increased sales volume, particularly in the Russian Federation and Romania, offset by €88.6 million due to unfavorable pricing and channel mix in some countries, particularly Poland and Romania. In 2002, pricing, in terms of average net sales revenue per unit case, on a pro forma basis, decreased by 2.3% from €3.13 per unit case in 2001 to €3.06 in 2002 due to selective price reductions and a less favorable channel mix. In particular, net sales revenue in the Russian Federation increased by €33.4 million from net sales revenue of €254.2 million in 2001 to €287.6 million in 2002, reflecting primarily strong sales volume growth, especially in the water segment. Higher sales volume and selective price increases in the Russian Federation were partly made possible by improving economic conditions.

  Cost of goods sold

        Our average cost of goods sold per unit case decreased from €2.00 in 2001, to €1.88 in 2002 as a result of the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company. The decrease in cost of goods sold per unit case was due to the fact that the cost of goods sold in the Russian Federation, Estonia, Lithuania and Latvia is lower than our average cost of goods sold in our other countries. The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, decreased from 22.0% of our net sales revenue in 2001, to 21.6% in 2002 reflecting an increase in 2002 of net sales revenue relating to our own water brands and Amita juices. Depreciation included in our cost of goods sold increased from €99.2 million in 2001 to €120.6 million in 2002, as a result of the first time contribution of the Russian and Baltic bottling operations acquired from The Coca-Cola Company.

        Our average cost of goods sold per unit case decreased marginally from €1.92 per unit case in 2001, on a pro forma basis, to €1.88 per unit case in 2002 as a result of a proportionately higher increase in sales volumes compared to growth in cost of goods sold, particularly in the Russian Federation and Poland. The cost of concentrate purchased from The Coca-Cola Company amounted to 21.6% of our net sales revenue in 2002, compared to 22.6% in 2001, on a pro forma basis, reflecting an increase in 2002 of net sales revenue relating to our own water brands and Amita juices. Depreciation in absolute terms in 2002 marginally increased by 5.7% compared to 2001, on a pro forma basis, due to continuing investment in our production facilities.

  Gross profit

        Our gross profit margin decreased from 38.7% in 2001, to 38.4% in 2002, primarily due to the first time full year inclusion of the Russian operations, where the gross profit margin is lower than our average gross profit margin for our other territories. The gross profit margin in the Russian Federation increased from 35.1% in 2001 to 36.7% in 2002, as a result of higher sales volume, selective price increases and improved cost control as a result of synergies achieved following our acquisition from The Coca-Cola Company of its Russian bottling operations.

  Selling, delivery and administrative expenses

        In 2002, selling costs (including depreciation) amounted to €528.7 million or 13.8% of our net sales revenue, as compared to €506.2 million, or 14.9% in the 2001. The increase in absolute terms was due to the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company, while the reduction as a percentage of net sales revenue was attributable to the increase in net sales revenue. Delivery costs (including depreciation) increased, in absolute terms, to €310.3 million in 2002 from €278.8 million in 2001 reflecting increased sales volume and the first time contribution of the Russian and Baltic operations acquired from The Coca-Cola Company. Delivery costs (including depreciation) decreased over the same period, as a percentage of our net sales revenue, from 8.2% to 8.1% due to an increase in net sales revenue. Depreciation in selling, delivery and administrative expenses increased from €137.6 million in 2001 to €149.6 million in 2002. The increase reflected primarily the acquisition from The Coca-Cola Company of its Russian and Baltic bottling operations. The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not however be consistent with all businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of certain retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2002 would be €1,162.7 million, and our gross margin 30.3% compared to €1,035.4 million and 30.5%, respectively, for 2001.

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

  Interest income

        Interest income on cash and cash equivalents and other short-term deposits increased from €9.2 million for 2001 to €10.3 million for 2002.

  Other income

        In 2002, other income of €6.5 million consisting of gains on interest rate swaps that were not eligible for hedge accounting. In 2001, other income reflected €0.2 million of exchange gains.

  Other expense

        Other expense includes exchange losses and interest rate swap losses. Exchange losses consist of the effect of re-measurement of certain currencies into functional currencies and of foreign exchange transaction gains and losses on funding. In 2002, other expenses represented exchange losses of €1.4 million and losses on valuation of options of €2.8 million. In 2001, €6.4 million of other expenses comprised losses on interest rate swaps which were not eligible for hedge accounting.

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

  Share of income (loss) of equity method investees

        The share of income (loss) of equity method investees included our 60% interest in Coca-Cola Molino Beverages Limited until our acquisition of The Coca-Cola Company's 40% interest in that entity on November 23, 2001, as well as Brewinvest S.A., a joint venture engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, in which we hold a 50% interest. The turnaround from a share of loss of equity method investees of €1.6 million in 2001 to an income of €4.3 million in 2002 was due to the acquisition of The Coca-Cola Company's 40% interest in Coca-Cola Molino Beverages Limited.

  Minority interests

        Minority interests consist primarily of the public shareholders' 34.1% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests increased by €0.4 million in 2002 compared to 2001, reflecting a slight increase in contribution to our net income during that period by our Nigerian operations.

  Cumulative effect of accounting change for Statement No. 142, net of income taxes

        The adoption of Statement No. 142 required us to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets. For this purpose, we compared the fair value of trademarks and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the company's facts and circumstances. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. Of this impairment €17.4 million was attributable to our established markets, mainly Switzerland as a result of a reassessment of our projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market. An additional €76.6 million was attributable to our developing countries. The impairment charge allocated to our developing countries arose mainly in Poland, as a result of a fall in growth expectations due to stagnant economic conditions. For additional information, you should read note 3 to our consolidated financial statements. In accordance with Statement No. 142, a further impairment assessment was conducted at December 31, 2002. No impairment was indicated at this time.

  Net income

        Net income was €58.0 million in 2002, as compared to €52.2 million, in 2001. This increase of €5.8 million reflected overall positive operating results partly offset by the unfavorable net effect of the adoption of Statement No. 142, of approximately 16.2 million, reflecting the difference between the impairment charge of €94.0 million recorded in 2002 and the €77.8 million of amortization of intangible assets recorded in 2001. In 2002, net income of our Russian operations increased by €10.4 million as compared to 2001.

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

Reporting segments

Year ended December 31, 2003 compared to year ended December 31, 2002

        The following table provides certain financial information for our three business segments as well as our corporate center for the two years ended December 31, 2003, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2003		Year ended December 31, 2002
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	552.8	41.0	518.0	41.3
Net sales revenue	2,189.5	54.5	2,048.7	53.4
Operating profit	244.1	64.9	207.5	70.5
Depreciation	117.1	42.9	103.9	38.5
COP	361.2	55.5	311.4	55.1
Total assets	3,462.6	60.4	3,589.9	60.9
Developing countries
Unit case volume	276.4	20.5	261.6	20.8
Net sales revenue	712.7	17.7	699.0	18.2
Operating profit	33.5	8.9	24.8	8.4
Depreciation	63.1	23.1	67.6	25.0
COP	96.6	14.8	92.4	16.4
Total assets	1,275.1	22.2	1,581.5	26.8
Emerging countries
Unit case volume	520.3	38.5	476.6	37.9
Net sales revenue	1,115.3	27.8	1,091.7	28.4
Operating profit	100.3	26.5	62.2	21.1
Depreciation	92.7	34.0	98.7	36.5
COP	193.0	29.7	160.9	28.5
Total assets	1,035.6	18.1	1,062.7	18.0
Corporate / inter-segment receivables
Total assets	(39.4)	(0.7)	(339.2)	(5.7)
Total
Unit case volume	1,349.5	100.0	1,256.2	100.0
Net sales revenue	4,017.5	100.0	3,839.4	100.0
Operating profit	377.9	100.0	294.5	100.0
Depreciation	272.9	100.0	270.2	100.0
COP	650.8	100.0	564.7	100.0
Total assets	5,733.9	100.0	5,894.9	100.0

  Established countries

        The following table shows our volume performance for the year ended December 31, 2003 as compared to the year ended December 31, 2002:

	2003	2002	Change	Change
	(in millions of unit cases)%
Italy	180.3	168.9	11.4	6.7
Greece	147.4	147.4	0.0	0.0
Switzerland	83.9	64.9	19.0	29.2
Austria	69.2	66.9	2.3	3.6
Ireland	72.0	69.9	2.1	2.9

	552.8	518.0	34.8	6.7

        Sales volume growth of 6.7% was mainly driven by sales volume increases in Italy and Switzerland. Our strong performance in Italy was due to favorable weather conditions and, most importantly, local market execution. The growth in Switzerland's volume was primarily driven by the first full year contribution of Valser Mineralquellen AG, which was acquired in September 2003 and exceptionally warm summer weather. Valser Mineralquellen AG continued to perform well, complementing the product portfolio of our core business in Switzerland.

        Our operations in established markets contributed €361.2 to our COP for the year, representing a 16.0% increase compared to 2002. The COP growth of our Italian business was particularly strong, following continued progress in marketplace execution, including the success of the outdoor cooler placement program, and well-managed cost rationalization programs in all areas of our Italian operations. Our Austrian and Swiss operations also contributed significantly to the increase in COP. In Switzerland, the majority of the increase was due to the acquisition of Valser Mineralquellen AG, and in Austria, growth was driven by improved production and distribution efficiencies and positive channel mix.

        In 2003, we achieved an operating profit of €244.1 million compared to an operating profit of €207.5 million in 2002.

  Developing countries

        The following table shows our volume performance for the year ended December 31, 2003 as compared to the year ended December 31, 2002:

	2003	2002	Change	Change
	(in millions of unit cases)%
Poland	94.6	85.5	9.1	10.6
Hungary	73.3	67.8	5.5	8.1
Czech Republic	41.9	38.1	3.8	10.0
Croatia	25.2	23.8	1.4	5.6
Slovakia	17.8	23.3	(5.5)	(23.6)
Baltic countries	19.1	18.9	0.2	1.2
Slovenia	4.5	4.2	0.3	6.6

	276.4	261.6	14.8	5.7

        Sales volume in our developing countries in 2003 was 5.7% higher than the previous year. Our key market in this segment, Poland, outperformed our other developing countries by achieving volume growth of 10.6%. This growth was primarily attributable to our core brands as a result of a higher number of local market activation programs. The sales volume growth in our Hungarian business was the result of selective product launches and successful promotional activities, whilst the volume growth in the Czech Republic was driven by a strong operational focus, such as increasing cold drink penetration by approximately one-third and the dealer base by 20%, along with value-added promotions.

        While our operations in the Baltic countries and Slovakia have performed below our expectations, we have worked hard during the year to restore the fundamentals of these businesses to ensure future profitable growth in line with our long-term objectives. Specifically, we have increased prices and reduced the level of discount in order to overcome European Union accession costs and build the fundamentals for profitable volume growth. We have shifted our focus towards the more advantageous immediate consumption business, with increased investment in cold drink equipment and manpower. We have also put considerable focus on increasing people capability, with new management and an emphasis on training. In the case of the Baltic countries, we have restructured the business and reporting lines.

        Our operations in developing markets contributed €96.6 million to our COP in 2003, representing a 4.5% increase compared to the previous year. The loss of toll-filling contracts as a result of the change in the German deposit legislation, had an adverse effect on our COP of approximately €3.3 million during 2003. COP growth in this segment was mainly driven by our businesses in Hungary and Poland. In Hungary, COP benefited from strong promotional activities and new product launches. In Poland, COP growth was driven by good volume growth in our core brands, improved pricing and enhanced focus on higher margin channels and packages.

        In 2003, we achieved an operating profit of €100.3 million compared to an operating profit of €62.2 million in 2002.

  Emerging countries

        The following table shows our volume performance for the year ended December 31, 2003 as compared to the year ended December 31, 2002:

	2003	2002	Change	Change
	(in millions of unit cases)%
Russian Federation	159.8	144.8	15.0	10.3
Nigeria	122.7	135.2	(12.5)	(9.3)
Romania	97.7	73.4	24.3	33.0
Serbia and Montenegro	38.4	31.2	7.2	23.2
Ukraine	38.1	32.1	6.0	18.6
Bulgaria	35.6	35.4	0.2	0.6
Bosnia and Herzegovina	13.3	12.1	1.2	10.4
Belarus	9.5	8.1	1.4	16.8
Armenia	3.7	3.1	0.6	20.7
Moldova	1.5	1.2	0.3	18.9

	520.3	476.6	43.7	9.2

        Our Romanian business experienced an exceptional year achieving sales volume growth of 33.0% in 2003, driven by both the strength of the underlying business and the addition of the Dorna water brands. The Russian Federation also experienced significant sales volume growth, despite unfavorable weather conditions through the year. Ukraine achieved sales volume growth of 7.2% as a result of new product launches, strong promotional activities and improved market execution. Nigeria faced political, social and economic unrest in 2003, including a prolonged strike in July and several fuel shortages, leading to a 9.3% volume decline.

        Emerging markets contributed €193.0 million to our COP in 2003, or 20.0% above the previous year. Our businesses in Romania and the Russian Federation were the main contributors to the strong COP growth in this segment. The performance in Romania was driven by volume growth, selective price increases and operating cost management, as well as the performance of Dorna Apemin S.A. In the Russian Federation, sales volume growth and price increases, offset by the weakening of the local currency against the euro, led to a 3.8% growth in net sales revenue. This increase, in conjunction with cost control initiatives, resulted in positive COP growth for 2003.

        Nigerian COP on the other hand, fell from 2002 to 2003, primarily reflecting the political, social and economic uncertainty within the country which resulted in a decline in our sales volume and consequently in our net sales revenue, and in unfavorable movements in exchange rates.

        In 2003, we achieved an operating profit of €377.9 million compared to an operating profit of €294.5 million in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

        The following table provides unit case sales volume information both on a reported and, with respect to our developing and emerging countries, on a pro forma basis (as though the acquisition from The Coca-Cola Company of its interest in the bottling operations in the Russian Federation and the Baltic countries had occurred on January 1, 2001), as well as certain financial information, on a reported basis only, for our three business segments as well as our corporate center for the two years ended December 31, 2002, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table.

	Year ended December 31, 2002		Year ended December 31, 2001
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume, reported	518.0	41.3	502.2	48.1
Unit case volume, pro forma	518.0	41.3	502.2	42.8
Net sales revenue	2,048.7	53.4	1,982.8	58.4
Operating profit	207.5	70.5	135.6	83.9
Depreciation and amortization	103.9	38.5	153.2	48.7
COP	311.4	55.1	288.9	60.6
Total assets	3,589.9	60.9	3,574.6	59.2
Developing countries
Unit case volume, reported	261.6	20.8	232.8	22.3
Unit case volume, pro forma	261.6	20.8	248.9	21.2
Net sales revenue	699.0	18.2	647.3	19.0
Operating profit (loss)	24.8	8.4	(21.8)	(13.5)
Depreciation and amortization	67.6	25.0	83.5	26.5
COP	92.4	16.4	61.7	13.0
Total assets	1,581.5	26.8	1,687.2	27.9
Emerging countries
Unit case volume, reported	476.6	37.9	308.4	29.6
Unit case volume, pro forma	476.6	37.9	422.6	36.0
Net sales revenue	1,091.7	28.4	768.0	22.6
Operating profit	62.2	21.1	47.9	29.6
Depreciation and amortization	98.7	36.5	77.9	24.8
COP	160.9	28.5	125.7	26.4
Total assets	1,062.7	18.0	1,115.7	18.5
Corporate / inter-segment
Total assets	(339.2)	(5.7)	(339.1)	(5.6)
Total
Unit case volume, reported	1,256.2	100.0	1,043.4	100.0
Unit case volume, pro forma	1,256.2	100.0	1,173.7	100.0
Net sales revenue	3,839.4	100.0	3,398.1	100.0
Operating profit	294.5	100.0	161.7	100.0
Depreciation and amortization	270.2	100.0	314.6	100.0
COP	564.7	100.0	476.3	100.0
Total assets	5,894.9	100.0	6,038.4	100.0

  Established countries

        The following table shows our volume performance for the year ended December 31, 2002 as compared to the year ended December 31, 2001:

	2002	2001	Change	Change
	(in millions of unit cases)%
Italy	168.9	166.6	2.3	1.4
Greece	147.4	144.4	3.0	2.1
Switzerland	64.9	59.0	5.9	9.9
Austria	66.9	65.7	1.2	1.7
Ireland	69.9	66.5	3.4	5.1

	518.0	502.2	15.8	3.1

        In all established countries, we have sought to diversify the range of product choices available to consumers, particularly in juice and water. Growth in the Republic of Ireland and Northern Ireland was mainly driven by more profitable 0.5 liter packs in the immediate consumption channel. A focus on new product launches also broadened the product and package choices available to consumers. In Greece, we experienced the residual positive effects resulting from the investment made in 2001 in the re-launch of the Amita juice brand, which together with Avra water, shows strong growth within the non-CSD segment. Coca-Cola light with lemon was a successful product launch in Austria, Switzerland, and Northern Ireland. Our sales volume in Switzerland increased by 9.9% in 2002 compared 2001. This increase primarily reflected our acquisition of Valser Mineralquellen AG on September 30, 2002. This acquisition helped us to better meet consumer demand in Switzerland.

        Established countries contributed €311.4 million to our COP, an increase of 7.8% compared to the prior year. Across this segment, we have seen the benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time, we are working to improve operating efficiencies and cost control. This has enabled Austrian operations to face tough pricing competition from the German market. In addition and consistent with their volume growth, Northern Ireland and the Republic of Ireland delivered significant COP growth for the year, assisted by a favorable package mix and efficient operating expense management.

        In 2002, operating profit increased by €71.9 million compared to 2001.

  Developing countries

        The following table shows our volume performance for the year ended December 31, 2002 as compared to the year ended December 31, 2001:

	2002	2001	Change	Change
	(in millions of unit cases)%
Poland	85.5	79.3	6.2	7.8
Hungary	67.8	67.1	0.7	1.0
Czech Republic	38.1	34.9	3.2	9.0
Croatia	23.8	23.3	0.5	2.4
Slovakia	23.3	23.4	(0.1)	(0.4)
Baltics	18.9	n/a	18.9	n/a
Slovenia	4.2	4.8	(0.6)	(11.0)

	261.6	232.8	28.8	12.4

        Sales volume in our developing countries in 2002 was 12.4% higher than the prior year, primarily due to the first time contribution of our Baltic bottling operations and significant volume growth in

Poland. The results for Poland were achieved through an improved pricing strategy, intensive cooler placement and successful promotional activities.

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

  Emerging countries

        The following table shows our volume performance for the year ended December 31, 2002 as compared to the year ended December 31, 2001, on a reported basis:

	2002	2001	Change	Change
	(in millions of unit cases)%
Moldova	1.2	1.2	0.0	1.0
Russian Federation	144.8	10.2	134.6	>100.0
Nigeria	135.2	132.7	2.5	1.9
Romania	73.4	61.5	11.9	19.5
Serbia and Montenegro	31.2	23.9	7.3	30.2
Ukraine	32.1	26.0	6.1	23.5
Bulgaria	35.4	34.2	1.2	3.3
Bosnia and Herzegovina	12.1	10.5	1.6	15.0
Belarus	8.1	5.2	2.9	57.2
Armenia	3.1	3.0	0.1	4.1

	476.6	308.4	168.2	54.5

        Sales volume in emerging countries, other than the Russian Federation, grew by 11.3% in 2002 compared to 2001. The Russian Federation achieved volume growth of 16.7% in 2002, on a pro forma basis. Economic stabilization, together with increased brand awareness and the successful launch of new products were the primary factors for this strong performance. In Ukraine, volume growth reflected new product launches and investment in cold drink equipment, which resulted in an improved market presence. In Romania, the sales volume increase was due to the introduction of new Fanta flavors (Madness, Shokata) and Schweppes Bitter Lemon as well as an overall improvement in economic conditions. Serbia and Montenegro delivered volume growth due to very strong performance of CSDs and new product launches.

        COP in emerging countries for the whole year was €160.9 million representing growth of 28.0% over 2001. This was primarily due to higher volume and wider product offerings combined with better asset utilization to achieve cost efficiencies across these territories. The strongest performing operation in this segment was the Russian Federation with COP growth of over 100% compared to the prior year. Building on profitable volume growth, our performance in the Russian Federation was assisted by targeted price increases and savings in raw and packaging materials. In the Russian Federation and Ukraine, the product range has expanded to include new products and flavors and both countries have experienced the benefit of stabilizing economic conditions. Additionally, we continue to see cost saving benefits from merger synergies achieved following the acquisition of our new Russian bottling operations from The Coca-Cola Company. In Nigeria, profitability has been built on higher volumes combined with the full year benefit from the price increase implemented in October 2001.

        In 2002, operating profit increased by €14.3 million as compared to 2001.

B. Liquidity and capital resources

        Our sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, bank borrowings and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our financial commitments and operating needs.

Cash flows provided by operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2001 to the year ended December 31, 2003 are as follows:

	2003	2002	2001
	(euro in millions)
Net income due to operating activities	514.0	433.3	363.4
Changes in operating assets and liabilities, net of effect of acquisitions	65.4	(82.5)	42.6

Net cash provided by operating activities	579.4	350.8	406.0

        Our primary source of cash flow is funds generated from operations. In 2003, the increase in net cash provided by operating activities of €228.6 million over 2002, mainly reflected solid business operating results and strong initiatives on working capital management. In 2002, the reduction of €55.2 million over those generated during 2001, primarily reflected an increase in trade accounts receivable and inventories as a result of consolidation of operating activities of newly acquired operations, particularly in the Russian Federation and the Baltic countries. In addition, our days sales outstanding deteriorated slightly reflecting difficult trading conditions in certain markets.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2001 to the year ended December 31, 2003 are as follows:

	2003	2002	2001
	(euro in millions)
Purchases of property, plant and equipment	(340.7)	(301.4)	(257.3)
Proceeds from disposal of property, plant and equipment	14.9	22.0	19.6
Cash payments for acquisitions, net of cash acquired	(90.7)	(192.6)	(66.1)
Proceeds from sale of trademarks	7.6	—	—
Proceeds from sale of investments	3.0	0.2	0.6
Purchase of investments	(3.3)	—	—

Net cash used in investing activities	(409.2)	(471.8)	(303.2)

        Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the years ended December 31, 2003. We focus our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, minimizing the cash outflows and improving our returns on existing assets.

        Set forth below are our purchases of property, plant and equipment in our three business segments for the period from the year ended December 31, 2001 to the year ended December 31, 2003. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2003		2002		2001
	(euros in millions)%		(euros in millions)%		(euros in millions)%
Business segment
Established countries	123.5	36.2	118.2	39.2	135.4	52.6
Developing countries	65.7	19.3	64.3	21.3	38.8	15.1
Emerging countries	151.5	44.5	118.9	39.5	83.1	32.3

Total purchases of property, plant and equipment	340.7	100.0	301.4	100.0	257.3	100.0

        Purchases of property, plant and equipment for 2003 represented a €39.3 million, or 13.0%, increase over 2002. The main reason for this was an increase of approximately €30 million in investment in coolers, in line with our strategy to increase availability in the immediate consumption channel. The increase in capital expenditure by €44.1 million in 2002, compared to 2001 reflects pre-spending on certain 2003 projects and the first full year of consolidation of Russian and Baltic operations.

        Cash payments for acquisitions of €90.7 million in 2003 relate primarily to the acquisition of Römerquelle GmbH, Multivita sp. z o.o., Tsakiris S.A. and the acquisition of a number of minority interests. A full breakdown of the components of the €90.7 million is available in note 2 to the consolidated financial statements. Cash payments for acquisitions of €192.6 million in 2002 relate to the acquisition of Valser Mineralquellen AG, Dorna Apemin S.A., the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Latvia and Estonia and the repayment of loan notes to The Coca-Cola Company in respect of the acquisition of its Russian bottling operations. The amount for 2001 reflects €27.3 million of cash used in connection with the acquisition of The Coca-Cola Company's Russian bottling operations, while the balance reflects primarily cash payments for the acquisitions of canning rights in Hungary, Austria and Switzerland completed in late 2000. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder related to the transfer of our rights in the water brand trademark "NaturAqua" to The Coca-Cola Company in 2002 for €5.3 million.

  Cash flows (used in) provided by financing activities

        Our cash flows (used in) provided by financing activities from the year ended December 31, 2001 to the year ended December 31, 2003 are as follows:

	2003	2002	2001
	(euro in millions)
Proceeds from issuance of debt	1,116.8	545.7	939.4
Repayments of debt	(814.3)	(396.2)	(991.5)
Payments on capital lease obligations	(10.7)	(7.8)	(6.7)
Return of capital to shareholders	(472.9)	—	—
Proceeds from issue of shares	3.4	—	—
Dividends paid	(50.0)	(49.6)	(44.0)

Net cash (used in) provided by financing activities	(227.7)	92.1	(102.8)

        Issuances and repayments of debt include both short-term and long-term financing activities. Issuances of debt in 2003 primarily included a $900.0 million global offering of notes and issuances of commercial paper. The proceeds from the $900.0 million notes, which were received net of commission, were €795.3 million (at actual exchange rates). For additional information see "Borrowings and funding sources" below. On December 17, 2003, we made the scheduled repayment of the €200.0 million Eurobond which had been issued two years earlier. During the course of 2003, we purchased and canceled €70.0 million of the outstanding June 2006 Eurobond. The buy-back was undertaken in order to reduce surplus cash and to reduce refinancing risk. In addition, all except for €10.0 million of paper outstanding under the commercial paper program was repaid. The other significant debt repayment in the course of 2003 was the €48.9 million payment to "EWN" Getränke Holding GmbH, in respect of the acquisition of a 26.1% shareholding interest in our Swiss subsidiary, Coca-Cola Beverages AG.

        Issuances and repayment of debt in 2002 was primarily under the commercial paper program. The net issuance of debt for the year was €149.5 million. The additional funding was required in order to fund the acquisition of Valser Mineralquellen AG, Dorna Apemin S.A. and the Baltic bottling operations of The Coca-Cola Company.

        Issuances of debt in 2001 primarily included the issuance of €625.0 million of notes under a euro medium-term note program in June 2001, and the issuance of €300.0 million notes and €200.0 million notes in December 2001, again under the euro medium-term note program. We decided to raise long-term debt mainly for the purpose of refinancing €939.4 million of our outstanding long-term debt at the time and to repay another €52.1 million of such debt.

        During 2003, we performed a leveraged re-capitalization, with a view towards improving the efficiency of our capital structure. The re-capitalization involved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The return of capital commenced on December 5, 2003, with €472.9 million having been paid out by December 31, 2003. The capital return was financed with the net proceeds from the offering of $900.0 million notes issued. Detailed information on the leveraged re-capitalization can be found above under "Major recent transactions" and in note 15 to the consolidated financial statements.

        In 2003, we received proceeds from the issue of shares of €3.4 million. This followed the resolution by our board of directors on December 23, 2003, to increase the share capital of the company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to our company's stock option plan. This was recorded as €0.1 million to issued capital and €3.3 million to additional paid-in capital. For further details on our employee stock option plans, refer to Item 6B, "Directors, Senior Management and Employees—Compensation—Stock Option Plan".

        We have paid twelve consecutive annual dividends to the shareholders of our company, starting in 1991. We paid €45.0 million, €42.6 million and €41.7 million in the years ended December 31, 2003, 2002 and 2001, respectively. You should read Item 3A, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, 2003 was as follows:

	2003	2002	2001
	(euro in millions)
Current assets	1,049.7	1,103.4	1,067.2
Current liabilities	(1,228.9)	(1,327.1)	(1,115.0)

Working capital	(179.2)	(223.7)	(47.8)
Add back: deposit liabilities on returnable containers	142.8	135.0	122.5

Working capital, excluding deposit liabilities	(36.4)	(88.7)	74.7

        Our working capital as at December 31, 2003 improved by €44.5 million over the working capital balance as at December 31, 2002. The main reason for this was the change in the net current debt position, for the reasons discussed above in "Liquidity and capital resources—Cash flows (used in) provided by financing activities". The reduction in working capital of €175.9 million from December 31, 2001 to December 31, 2002 was primarily due to the reclassification of €200.0 million of long-term debt as a current liability, reflecting the maturity scheduled for December 2003 of notes issued under our euro medium-term note program.

        We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. Excluding our deposit liabilities for returnable containers held by customers, which amounted to €122.5 million at December 31, 2001, we would have had a marginally positive working capital of €74.7 million at December 31, 2001. As at December 31, 2002, we would have had a negative working capital of €88.7 million excluding deposit liabilities for returnable containers of €135.0 million. Likewise, as at December 31, 2003, due to the influence of the short-term maturity of long-term debt, we would have had a negative working capital of €36.4 million excluding deposit liabilities for returnable containers of €142.8 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Holding company structure

        The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. In the context of our taxation management policy, our subsidiaries do not remit dividends to us in cases where it would be disadvantageous to do so from a tax point of view. We seek to satisfy the operating cash flow requirements of our operations in each country with cash generated from that country. Acquisitions and significant capital investments are financed centrally, with funds provided to our operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, we are able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, we have not incurred material withholding taxes on remittance of dividends or cash from our operating subsidiaries. We may however be substantially dependent in the future on sources of financing other than dividends, including external sources, in order to satisfy our cash requirements at the holding company level.

Borrowings and funding sources

  Funding policies

        Our general policy is to retain a minimum amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities and credit lines, to ensure that we have cost-effective access to sufficient financial resources to meet our short- and medium-term funding requirements. These include the day-to-day funding of our operations as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we seek to maintain a minimum of €500.0 million of financial headroom. Financial headroom refers to the excess committed finance available, after considering cash flows from operating activities, dividends, interest expense, tax expense, acquisitions and capital expenditure requirements.

  Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, 2003 were as follows:

	2003		2002		2001
	(euros in millions)%		(euros in millions)%		(euros in millions)%
Euro or euro equivalent	12.1	34.2	32.4	32.0	64.6	45.6
Nigerian naira	12.3	34.6	33.2	32.8	28.8	20.3
Swiss franc	1.7	4.8	20.1	19.8	7.5	5.3
Croatian kuna	0.1	0.3	2.1	2.1	9.9	7.0
Other	9.3	26.1	13.5	13.3	30.9	21.8

	35.5	100.0	101.3	100.0	141.7	100.0

        Our cash and cash equivalents balance at December 31, 2003 was €35.5 million, representing a decrease of €65.8 million from the balance at December 31, 2002 and a decrease of €106.2 million from the balance as at December 31, 2001. The reduction of the cash and cash equivalents balance is principally the result of our strategy of optimizing the use of cash through the repayment of outstanding commercial paper debt.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditures.

  Debt—general

        Our debt as at December 31, 2001 to December 31, 2003 is as follows:

	2003	2002	2001
	(euro in millions)
Short-term borrowings	84.4	313.1	89.0
Loan notes due to The Coca-Cola Company	—	—	158.2

Total short-term debt	84.4	313.1	247.2
Current portion of long-term debt	295.9	200.0	0.4
Current portion of capital lease commitments	10.8	10.7	6.4
Long-term debt, less current portion	1,302.9	950.9	1,184.2
Capital lease obligations, less current portion	30.8	28.4	20.7

Total long-term debt, including capital leases	1,640.4	1,190.0	1,211.7

Gross debt, including capital lease obligations	1,724.8	1,503.1	1,458.9

Cash and cash equivalents	(35.5)	(101.3)	(141.7)

Net debt	1,689.3	1,401.8	1,317.2

        As at December 31, 2003, our gross debt was primarily denominated in euros (57.6%) and US dollars (41.2%). This compared to our total borrowings as at December 31, 2002 which was nearly all denominated in euros. As at December 31, 2001, 80.7% of our gross debt was denominated in euro with the remainder denominated in a variety of other currencies.

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

        We mainly manage our interest rate costs by using interest rate option risk management products. These products consist of fixed and floating rate interest rate swaps, and interest rate cap options. Products that reduce the group's interest rate risk have a range of maturities from one to three years. As at December 31, 2003, the total amount of products used in reducing interest rate risk was 71% of gross debt. This amount consists of 12% of gross debt as interest rate swaps and 59% as interest rate cap options. By comparison, at December 31, 2002, the total amount of products used in reducing interest rate risk was 83% of gross debt, comprised of 39% of gross debt as interest rate swaps and 44% as interest rate cap options.

        During 2003 and 2002, we purchased interest rate cap options on floating rate debt. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in net income. The option premium is expensed to the statement of income through the option revaluation process. The options are revalued using the Black-Scholes method.

  Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short-term funding sources. The program consists of a multi-currency euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 270 days for US issued commercial paper and up to 365 days for European commercial paper. As at December 31, 2003, we had €10.0 million commercial paper outstanding, following repayment of other outstanding amounts with the partial proceeds of the offering of $900.0 million notes issued in the US markets (discussed below) and cash generated from operating activities. This compares with a balance of €170.5 million of commercial paper outstanding as at December 31, 2002. In 2002 and 2003, the commercial paper facility was used for general corporate purposes, including the acquisition of Dorna Apemin S.A. and payment for the buyout of substantially all of the minority interest in our Swiss operating subsidiary, Coca Cola Beverages AG.

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

        The use of the backstop facility may become subject to a covenant setting a minimum ratio of our COP to our consolidated interest expense of at least 3:1, in the event that either our credit rating by Standard and Poor's falls below BBB+ or our rating by Moody's does not remain at or above Baa1. As at December 31, 2003, we exceeded the required minimum ratio of our COP to our consolidated net interest expense. COP and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. In addition, the facilities contain a material adverse change clause. This clause stipulates that amounts outstanding under the facilities may be declared immediately due and payable if any event or circumstance occurs which a majority of the lenders under the facilities reasonably believe could be expected to have a material adverse effect on our ability to perform our payment obligations generally. The facilities are subject to other standard market covenants and events of default, including a negative pledge clause, provisions relating to change of control and disposal of material assets, as well as a cross-acceleration clause for failure to repay indebtedness greater than €25.0 million. As at June 22, 2004, no amounts had been borrowed under this facility.

  US debt-shelf program

        In December 2003, we registered with the SEC a debt-shelf program amounting to $2.0 billion guaranteed notes that we may issue from time to time through our wholly-owned Dutch finance subsidiary, Coca-Cola HBC Finance B.V. As at June 22, 2004, no amounts had been drawn under the debt-shelf program.

  Euro medium-term note program

        We have established a €2.0 billion euro medium-term note program. The purpose of this program is to facilitate our access to the European debt capital markets. Notes issued under the euro medium-term note program are subject to standard market covenants and events of default, including a negative pledge clause and a cross-acceleration clause for failure to repay indebtedness greater than €10.0 million.

        The program has been used three times since it was launched in 2001, raising a total of €1,125 million. Most of the proceeds from these issuances were used to refinance almost all of our long-term debt outstanding as at December 31, 2000. The €200.0 million Eurobond issued in December 2001 matured two years later in December 2003. In addition, over the course of 2003, we purchased and cancelled €70.0 million of the outstanding Eurobonds maturing in June 2006. The buy-back was undertaken in order to reduce surplus cash and to reduce refinancing risk.

        At December 31, 2003, there were €855.0 million of Eurobonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Term
June 2001	€555.0 million	Fixed 5.25%	5 years
December 2001	€300.0 million	Fixed 4.00%	3 years

  Notes issued in the US market

        On September 17, 2003, we completed, through our wholly-owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0 million (€744.3 million at June 22, 2004 exchange rates) global offering of privately placed notes with US registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million (€413.5 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€330.8 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of our company and the acquisition of Römerquelle GmbH. In December 2003, we launched an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are subject to standard market covenants and events of default, including a negative pledge clause, as well as a cross-acceleration clause for failure to repay indebtedness greater than $25.0 million.

        The decision to use US debt capital markets instead of the Eurobond market was driven by favorable pricing available in the US debt capital markets as compared to the Euro bond market and the desire to further diversify our funding sources.

  Credit rating

        Our credit rating by Standard and Poor's is "A (stable)" and by Moody's is "A3 (stable)" for long-term obligations and A-1 and P-2 respectively for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

  Future contractual payments

        The following table reflects our contractual obligations as at December 31, 2003, excluding derivatives and hedging instruments, which are discussed in detail below under "Market Risk".

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(euro in millions)
Short-term borrowings	84.4	84.4	—	—	—
Long-term debt	1,598.8	295.9	579.4	—	723.5
Operating leases	66.0	21.4	28.9	8.5	7.2
Capital leases	41.6	10.8	19.6	7.2	4.0
Capital purchase obligations	54.4	54.4	—	—	—
Other long-term purchase obligations	140.9	94.9	46.0	—	—

Total	1,986.1	561.8	673.9	15.7	734.7

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse movements in currency exchange rates, interest rates and commodity prices. Our board of directors has approved our treasury policy, which provides the control framework for all treasury and treasury-related transactions. Our treasury department is responsible for managing the financial risks of our group in a manner consistent with the policies approved by our board of directors. These policies include:

  •
  Hedging transactional exposures to reduce risk and limit volatility. Derivative financial instruments may be used provided they qualify as hedging activities under our hedging policies.

  •
  Ensuring that all transactions are executed in the most cost-efficient manner, are controlled effectively and are undertaken with approved counter-parties.

        Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. The use of financial instruments is restricted to circumstances where they do not subject us to increased market risk. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecast transaction. In the context of our overall treasury policy, and in line with board-approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under their respective headings below. We use derivative financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. We do not, as a matter of policy, enter into speculative financial transactions.

        The board of directors has delegated authority to execute transactions, including hedging activities with approved financial institutions, to the chief financial officer, the director of tax and treasury and the group treasurer. Under this authority, only specified permitted financial instruments, including derivatives, may be used for specific permitted transactions.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at May 18, 2004 have maturities ranging from December 2004 to September 2015. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount. We also use cash flow interest rate swaps to convert a portion of our floating rate debt to a fixed rate basis over the next year, thus reducing the impact of interest rate changes on future income.

        We entered into interest rate swap agreements to convert our €555.0 million and €300.0 million fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps were €855.0 million. Since December 2001, we had also used a cash flow interest rate swap agreements to convert a portion of the €200.0 million long-term floating rate debt issued under the same program to fixed rate debt. A nominal amount of unrealized losses were recorded in other comprehensive income in connection with this instrument at December 31, 2001, while at December 31, 2002, an unrealized loss of €1.2 million was recorded in other comprehensive income. The interest rate swap agreement matured in 2003, with the effect that the realized losses were recorded as interest expense.

        During 2003, we recognized in other income €4.4 million of gains in relation to interest rate swaps that were not eligible for hedge accounting. This amount was comprised of a €4.5 million gain in respect of interest rate swaps that do not qualify for hedge accounting, offset by €0.1 million loss from the effect of the undesignation of a portion of our €925.0 million swaps described above. By comparison, over the course of 2002, we recognized in other income €6.5 million of gains on interest rate swaps that were not eligible for hedge accounting, comprised of a €8.2 million gain from the effect of the undesignation of a portion of our €925.0 million swaps, and a €1.2 million loss from interest rate swaps that do not qualify for hedge accounting.

        In 2001, we recognized a net loss of €1.7 million related to the ineffective portion of our interest rate swaps, as well as losses of €4.7 million in connection with cash flow hedges that were discontinued because the underlying debt was refinanced and replaced by new debt instruments. Unrealized gains and losses are recorded as other income or other expense, respectively.

        During 2003, we used interest rate swaps to cover our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate debt based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        As at December 31, 2003, 71% of the principal amount of our gross debt was subject to some type of financial instrument. This amount consists of 12% of gross debt that was subject to interest rate swaps (which has the effect of fixing our floating rate obligations) and 59% that was covered by interest rate cap options.

        A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2003 would change interest expense on an annual basis by approximately €15.0 million. The effect of a 1% change in market interest rates for 2002 or 2001 would have changed interest by approximately €8.8 million. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign exchange risk

        We use financial instruments, such as forward foreign exchange contracts and foreign currency options, to reduce our net exposure to currency fluctuations. These contracts normally mature within one year. As a general objective, we attempt to hedge at least 50% of foreign exchange transaction exposures based on a 12-month rolling forecast. It is our policy to negotiate the terms of hedging products to match the terms of the hedged items to maximize hedge effectiveness.

        At December 31, 2003, 2002 and 2001, we had forward foreign exchange contracts, principally between the euro and the US dollar, Polish zloty, Hungarian forint, Czech koruna and Swiss franc. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €340.8 million as at December 31, 2003, as compared to €409.7 million as at December 31, 2002 and €121.0 million at December 31, 2001.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". As at December 31, 2003, the fair value of the cross currency swaps represented a payable of €89.9 million.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. At December 31, 2003, we recorded an unrealized gain of €0.3 million in accumulated other comprehensive income as a result of our sugar futures contracts, which if realized, will be recorded in cost of sales when the related sugar is utilized in 2004. This compares with an unrealized gain of €2.7 million as at December 31, 2002, and €0.6 million as at December 31, 2001.

        We enter into multi-year volume purchase commitments with aluminum can manufacturers for a portion of our production requirements. Generally, these volume commitments are at fixed prices except for the aluminum content. We can, in quantities of our choice, request the manufacturer to fix the prices of the aluminum content in reference to market rates. We try to reduce our exposure to resin price fluctuations by buying forward where it is commercially reasonable to do so, or, particularly in Eastern Europe, by entering into transactions for the purchase of resin based on a fixed annual price. In Central and Western Europe, pricing is adjusted quarterly with a portion of our purchases indexed to PCI, an industry price indicator. We are currently considering plans to enter into financial instruments in order to hedge our exposure to the fluctuation of aluminum prices, as well as the fluctuation of the currency in which our contracts with aluminum supplies are denominated.

Credit risk

        We have no significant concentrations of credit risk due to our large customer base. We have put in place policies to help ensure that sales of products and services are only made to customers with an appropriate credit history.

        Within the context of treasury operations, the group's exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that the group is prepared to accept with respect to individual counterparties / countries. In addition, and in relation to derivative financial instruments, prior to the entering into any types of such instruments, the counterparty must have at least one credit rating which is no lower than AA-/Aa3. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution. The extent of the credit risk depends upon the instrument used. The degree of credit exposure associated with each instrument is determined by an Assessed Counterparty Exposure ("ACE"). An ACE is a measure of the perceived inherent credit exposure arising from transactions in each instrument or facility. The ACE calculation is based on a fair value of the position, the product maturity and the counterparty's credit ratings. The total credit exposure to a counterparty/country is recognized as the sum of the ACE for all transactions entered into with that counterparty/country.

        Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial asset, other than derivative financial instruments, is the carrying amount of those assets as indicated in the balance sheet. Credit risk arises with respect to derivative financial instruments from the potential failure of counterparties to meet their obligations under the contract or arrangement.

Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements, as such term is defined for purposes of Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and Development, Patent and Licenses

        Not applicable.

D. Outlook and Trend Information

        During 2004, we plan to continue the execution of our volume to value strategy, focusing on six key priorities:

  •
  grow categories to become a more diverse alcohol-free beverage company;

  •
  build brand equity to create value for customers;

  •
  drive profitable package mix and exploit new channels to enhance margins;

  •
  manage capital for growth and value;

  •
  drive cost efficiency throughout the business; and

  •
  create superior sustainable returns.

        In the first quarter of 2004, we have been able to successfully implement this strategy. During the period, we executed a series of pricing and product rollout initiatives and are encouraged with the performance of each of our market segments and growth across our market portfolio. Volume grew by 11.2% for the quarter, though this was partly assisted by the presence of an extra four selling days compared to the first quarter of 2002. Net sales revenue for the first quarter of 2004 increased by 10.5% versus the first quarter of 2003. Our focus on revenue management through pricing initiatives and emphasis on driving the more profitable immediate consumption packs resulted in realized growth in net sales revenue per unit case in local currency terms. However, on translation to euros, this benefit was offset by the negative effect of the strengthening of the euro against the local currencies. Cost of goods sold decreased by 7.3%, benefiting from the strong euro impacting the purchase of US dollar denominated commodities, the beneficial effect of foreign currency translation and continued focus on optimization of our supply chain. The gross profit margin for the first quarter increased from 39.2% to 37.4%, reflecting the pricing improvement noted above and our focused efforts to manage costs and improve production efficiencies. Our operating profit for the first quarter of 2003 grew by €11.6 million, or 37.4%, reflecting the improvement in our gross margin.

        The integration of our newly acquired businesses, Multivita sp. z o.o. in Poland, Römerquelle GmbH in Austria and Tsakiris S.A. in Greece, is on track and all companies have performed to expectations for the first quarter of 2004. Consistent with our strategy to accelerate growth in the non-CSD sector we announced the completion of the acquisition Croatian mineral water company Gotalka d.o.o., on January 28, 2004.

        We have adopted the revised version of Interpretation No. 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51 ("FIN No. 46"), hereafter known as "FIN No. 46R", which clarifies certain aspects of FIN No. 46 and provides certain entities with exemptions from the requirements of FIN 46. FIN No. 46 requires consolidation by the primary beneficiary of variable interest entities created or acquired after January 31, 2003, and was effective from that year. For variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46R applicable to our company from 2004. We have conducted a review of existing contracts for our variable interest parties and concluded that neither FIN No. 46 nor FIN No. 46R have an effect on the Company's financial statements.

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

Directors nominated by The Kar-Tess Group and The Coca-Cola Company Entities

        Mr. David, Mr. Ioannou, Mr. A. Leventis and Mr. H. Leventis were nominated by The Kar-Tess Group. Mr. Schimberg and Mr. Allan were nominated by The Coca-Cola Company Entities. The Kar-Tess Group and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Mr. David is a first cousin of Mr. A. Leventis and Mr. H. Leventis. Mr. A. Leventis and Mr. H. Leventis are brothers.

Directors

Name	Age	Title	Initially Elected
George David	67	Chairman of the Board	January 2, 1981
Doros Constantinou(1)	53	Managing Director	August 22, 2003
Alexander (Sandy) R.C. Allan	59	Non-Executive Director	September 3, 2001
Kent Atkinson	59	Non-Executive Director	September 6, 2000
Antonio D'Amato	47	Non-Executive Director	January 1, 2002
Leonidas Ioannou	64	Non-Executive Director	January 2, 1981
Anastasios P. Leventis	63	Vice-Chairman of the Board	October 27, 2000
Haralambos K. Leventis	61	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	65	Non-Executive Director	September 6, 2000
Henry A. Schimberg	71	Non-Executive Director	September 6, 2000
Samir Toubassy	64	Non-Executive Director	September 6, 2000

(1)
On August 22, 2003, the board of directors of Coca-Cola Hellenic Bottling Company S.A. announced the appointment, effective immediately, of Mr. Constantinou as our new managing director following the resignation of Mr. Finan. Mr. Constantinou was also appointed to our board of directors at that time.

George David

        Mr. David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies owned by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Ltd. from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Titan Cement Company S.A. and AVEE. Mr. David is a trustee of the A.G. Leventis Foundation and is also actively involved with a number of other nonprofit organizations. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with Price Waterhouse where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., one of the leading manufacturers of commercial refrigerators and packaging products worldwide with operations in 16 countries and a listing on the Athens Exchange. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003.

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

Kent Atkinson

        Mr. Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He continued as a non-executive director of that board until April 2003. He began his career in 1964 with the Bank of London and South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson is chairman of our audit committee and serves as our senior independent non-executive director. Mr Atkinson is also a non-executive director of Marconi Corporation plc, and Cookson Group plc, where he is chairman of the audit committee and serves as their senior independent director.

Antonio D'Amato

        Mr. D'Amato started his business career in 1979 with Caroprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and in 1991, he became president of the Finseda Group. Since 1996, Mr. D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of UNICE (Union of Industrial and Employers' Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Leonidas Ioannou

        Mr. Ioannou, civil engineer and architect by training, is chairman of J&P-AVAX S.A. and president of the executive board of J&P group of companies, a group of privately held international building and civil engineering companies with offices in Nicosia, Athens, London and the Middle East. He is also the chairman of the Athenaeum Hotel and Touristic Enterprises S.A., which owns the Athenaeum Inter-Continental Hotel in Athens. Mr. Ioannou actively serves on the councils of several non-profit organizations and museums worldwide.

Anastasios P. Leventis

        Mr. Leventis has been working in Nigeria for the group of companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis also serves on the councils of several non-profit organizations.

Haralambos K. Leventis

        Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Ltd, where he was the executive director responsible to the board for the management of the company. Mr. Leventis is a director of a number of companies in the Leventis group in Nigeria and elsewhere and also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith

        Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently chairman of the British Institute in Paris, a member of the council of London University, vice president of the British School of Athens, vice chairman of the Cathedrals Fabric Commission for England and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael Llewellyn-Smith is chairman of both our human resources and social responsibility committees.

Henry Schimberg

        Mr. Schimberg started his career in the non-alcoholic beverages industry in 1958. In 1982, he joined the Johnston Coca-Cola Bottling Group as president and chief operating officer. In 1991, the Johnston Coca-Cola Bottling Group merged with Coca-Cola Enterprises, Inc. and Mr. Schimberg was appointed president and chief operating officer of Coca-Cola Enterprises. In April 1998, he was elected president and chief executive officer of Coca-Cola Enterprises. In December 1999, Mr. Schimberg retired from Coca-Cola Enterprises. Mr. Schimberg presently serves on the board of directors of Coca-Cola Amatil Limited. Mr. Schimberg is a member of our human resources and social responsibility committees.

Samir Toubassy

        Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980 he joined The Olayan Group as an Executive Vice President responsible for several of its operating companies. He is currently President of Olayan Development Corporation and Group Vice President of The Olayan Group. He also serves on several Group boards. Mr Toubassy is a board member of The Coca-Cola Bottling Company of Saudi Arabia and of the Frigoglass Group of Companies. He serves on the Board of Trustees of Thunderbird—The Garvin School of International Management and is also on the board of ANERA—American Near East Refugee Aid. He is a member of the Institute of Directors in London. Mr Toubassy is a member of our audit committee.

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	53	Managing Director
William W. Douglas III	43	Chief Financial Officer
Manik (Nik) Jhangiani	38	Chief Financial Officer (elect)
Tony Maher	47	Region Director; Italy, Republic of Ireland, Northern Ireland, Austria, Switzerland, Russian Federation, Belarus, Ukraine and Slovenia
Richard Smyth	46	Region Director; Poland, Hungary, Czech Republic, Slovakia, Nigeria, Estonia, Latvia and Lithuania
Pericles Venieris	46	Region Director; Greece, Croatia, Romania, Bulgaria, Serbia and Montenegro, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia
Jan Gustavsson	38	General Counsel and Company Secretary
Bernard P. Kunerth	49	Human Resources Director
Thomas H. Miller	46	Director of Information Services
Kleon Giavassoglou	52	Director of Supply Chain Services

Doros Constantinou

        Mr. Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under "Directors".

William W. Douglas III

        Mr. Douglas joined The Coca-Cola Company in 1985. Until 1991, he held various positions within the finance organization of The Coca-Cola Company USA and the European Union financial services group of The Coca-Cola Company. In 1991, he was appointed as division finance manager for the Nordic & Northern Eurasia Division of The Coca-Cola Company. He moved to Atlanta in 1994 as executive assistant to the president of The Coca-Cola Company's Greater Europe Group. In 1996, Mr. Douglas became Nordic Region manager and led the process of the creation of Coca-Cola Nordic Beverages, a joint venture key bottler for the Nordic countries. Mr. Douglas was appointed controller of Coca-Cola Beverages plc in June 1998, a position he held until February 2000, when he was appointed chief financial officer of that company. Following the merger between Coca-Cola Beverages plc and Coca-Cola Hellenic Bottling Company in August 2000, Mr. Douglas was appointed chief financial officer of Coca-Cola Hellenic Bottling Company S.A. Mr. Douglas will step down as chief financial officer in July 2004, following which he will assume the position of vice president, controller and principal accounting officer of Coca-Cola Enterprises Inc.

Manik (Nik) Jhangiani

        Mr. Jhangiani has been selected to succeed Mr. Douglas as chief financial officer of Coca-Cola Hellenic Bottling Company S.A. Mr. Jhangiani commenced his career in the Coca-Cola system in 1998, as an international audit manager for The Coca-Cola Company. Mr. Jhangiani transferred to Coca-Cola Hellenic Bottling Company S.A. in September 2000 as director of internal audit. In January 2002, he was promoted to the role of group controller. Prior to joining the Coca-Cola system, Mr. Jhangiani held various audit and operational finance roles with Colgate-Palmolive Company, including serving as finance director for their start-up operation in Nigeria. He started out his career in the New York office of Deloitte and Touche.

Tony Maher

        Mr. Maher began his career with Coca-Cola Bottlers Dublin in 1975. He held various sales and marketing positions until 1994, when he became country manager of our Romanian operations. In 1996, he was named country manager of our operations in the Russian Federation. In December 2000, Mr. Maher was appointed region director with responsibility for the Russian Federation, Ukraine, Belarus and Armenia. In June 2001, he also assumed responsibility for Croatia, Slovenia, and Bosnia and Herzegovina, and more recently for our bottling operations in Lithuania, Estonia and Latvia. On September 1, 2002, a revised organizational structure of our senior management team became effective and Mr. Maher became region director for Italy, the Republic of Ireland, Northern Ireland, Austria, Switzerland, the Russian Federation, Belarus, Ukraine and Slovenia.

Richard Smyth

        Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia of the company's nutritional drinks business. As vice president, he was responsible for the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty free business. He is responsible for our operations in Poland, Hungary, the Czech Republic, Slovakia, Nigeria and the Baltic countries of Estonia, Latvia and Lithuania.

Pericles Venieris

        Mr. Venieris commenced his career with Hellenic Bottling Company S.A. in 1979. He held various positions in the finance and sales departments until 1991, when he was appointed general manager of the Rhodes and Corfu plants. In 1994, he was appointed general manager of our Bulgarian operations. In 1996, he was also assigned the responsibility for our South-West Greece division. In 1997, Mr. Venieris was appointed country manager of our Greek operations. In June 2001, he became a region director, with responsibility for Greece, Bulgaria, Romania, Moldova, the Former Yugoslav Republic of Macedonia and Serbia and Montenegro and, on September 1, 2002, he also assumed responsibility for Croatia, Bosnia and Herzegovina and Armenia.

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

Bernard P. Kunerth

        Prior to joining the Coca-Cola system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache, and Henkel in France and from 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises, Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises, Inc., responsible for compensation, benefits, performance management and talent management. He recently succeeded Cynthia McCague as group human resources director of Coca-Cola Hellenic Bottling Company S.A.

Thomas H. Miller

        Mr. Miller began his career as a salesman in The Coca-Cola Bottling Company of Michigan in 1982 before holding various sales management positions at that company throughout the 1980's. In 1990, he joined Coca-Cola Enterprises, where he helped design a standard route management system for the United States. In 1994, he joined The Coca-Cola Company, where he held various positions before becoming director of business systems for its Europe, Africa and Middle East business unit in 2000. He was appointed chief information officer of Coca-Cola Hellenic Bottling Company S.A. in 2002.

Kleon Giavassoglou

        Prior to joining the Coca-Cola system, Dr. Giavassoglou worked as an assistant professor at the University of Patras and as a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. Mr. Giavassoglou commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of our operations in Northern Greece. In 1995, he was appointed technical operations manager of our Greek operations and in 1998 technical director of the Hellenic Bottling Company S.A. In 2000, he became regional technical and engineering director of the Coca-Cola Hellenic Bottling Company S.A. and in February 2004 supply chain services director.

        Mr. Constantinou, Mr. Giavassoglou and Mr. Venieris are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

Operating Committee

        Our operating committee is comprised of the members of senior management listed above and chaired by our managing director. The operating committee seeks to ensure effective co-ordination and decision-making through our business. The committee meets nine times each year and is responsible for:

  •
  the overall operational direction of our company.

  •
  developing group strategy.

  •
  agreeing action plans to support each of our territories.

  •
  setting annual targets and agreeing annual business plans which include a comprehensive program of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of the company's performance progress.

  •
  working with the country general managers to review and adjust, where necessary, the cooperation framework ensuring consistent behavior throughout the different countries.

B. Compensation

Remuneration policy

        We aim to provide total compensation for our staff that is fair and sufficient to employ people with the talents and skills necessary to conduct and grow our business and maximize shareholder value. To achieve our operating objectives, we must attract, retain and motivate high caliber senior managers for whom we recognize there is an international market. The human resources committee aims to provide total compensation that is competitive by reference to other multinational companies similar to us in terms of size, geographic spread and complexity. In line with our commitment to maximize shareholder value, our policy is to link a significant portion of remuneration for our senior managers to the performance of the business through incentives and stock option plans. Equity related compensation of executives aligns the financial interests of senior management with those of our shareholders.

        In constructing and reviewing remuneration packages, our emphasis is on linking pay with performance by rewarding effective management of business performance as well as individual achievement.

Compensation and pension benefits of directors and senior management

        The total remuneration paid to our directors and senior management team (including deferred or contingent compensation accrued for in the year) during 2003 amounted to €6.8 million. Pension and post-employment benefits for directors and for our senior management team during 2003 amounted to €3.0 million. Members of our senior management team either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2003, the individual incentive was based on annual business performance against targets in volume, operating profit and ROIC, as well as individual accomplishments against annual objectives. The target award as a percentage of annual base salary increases with level of responsibility and varies from 15% up to 70% of an employee's base annual salary. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €16.5 million to eligible employees under the plan based on individual and business unit performance in 2003. Starting from 2004, we will return to using COP which replaces operating profit as one of the criteria for business performance under the plan, as we believe that COP better reflects the underlying operational performance of our country operations.

Long-term incentive plans

        All middle and senior management, excluding our senior management team, participate in our long-term incentive plans. We adopted these cash-based plans for implementation in 2003 as a replacement of the stock option plans for middle ranking employees. The plans cover three-year periods and incentive payouts for the 2003-2005 plan will be based on ROIC performance against three-year objectives. Economic profit, which for purposes of these plans we define as adjusted operating profit minus cost of capital, replaces ROIC as the plan's measure of performance starting from the 2004-2006 plan. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, less income tax expense and the tax shield. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this newly adopted plan will have a greater motivational impact on the participating employees because they can more directly link their efforts to the performance of their specific business unit than under the stock option plans.

Stock option plans

        Senior managers of our company are eligible to participate in our stock option plans. Options are viewed as an integral part of the total remuneration package for senior managers. We discontinued granting stock options to middle management as the newly adopted long-term incentive plans fully replaced the stock option plans as part of their compensation.

        Options are typically granted at an exercise price equal to the average value of the mid-price quotation of our shares at close of trading on the Athens Exchange over the last ten working days before the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        Options are approved by the board of directors upon the recommendation of management, based on a view of competitive market conditions for employee remuneration and employees' performance. The stock option award for the managing director is approved by the board of directors based on the recommendation of the human resources committee.

        Our company views stock options as a long-term component of the total remuneration package of its senior executives whose roles have an impact on the results of the business as a whole and it intends to continue issuing stock options to these employees, taking into account, among other factors, its profit growth, business prospects and financial condition as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted during each year must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about options outstanding as at December 31, 2003. The table also reflects the revisions made to stock option exercise prices to reflect the impact of the re-capitalization of our company. For further information on the leveraged re-capitalization see

Item 3A, "Key Information—Selected financial data", as well as Item 5B, "Operating and Financial Review and Prospects—Major recent transactions".

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€25.06	€23.32	fully vested	—	—	—	07.11.2008	335,906
Sub Plan 2	22.71	20.97	fully vested	—	—	—	09.29.2008	30,260
Sub Plan 3	18.80	17.06	fully vested	—	—	—	12.08.2009	625,384
Sub Plan 4	16.22	14.68	fully vested	—	—	—	12.12.2010	2,456,834
Sub Plan 5	13.35	12.08	two-thirds	06.28.2004	—	—	06.27.2011	66,668
Sub Plan 6	16.05	14.53	two-thirds	12.13.2004	—	—	12.12.2011	1,742,467
2003 A Stock Option Plan	14.31	12.95	one-third	12.11.2004	12.11.2005	—	12.10.2012	478,877
2003-2004 Stock Option Plan	n/a	16.76	none	12.15.2004	12.15.2005	12.15.2006	12.14.2013	705,000

Total								6,441,396

        A summary of stock option activity under all plans in 2003 is as follows:

	Number of stock options	Weighted average exercise price(1)
Outstanding on January 1, 2003	5,724,958	15.40
Granted(2)	1,423,900	14.84
Exercised	(256,681)	13.14
Forfeited	(450,781)	14.59

Outstanding on December 31, 2003	6,441,396	15.42

Exercisable on December 31, 2003	4,826,028	15.52

(1)
Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

(2)
Including converted stock appreciation rights.

        At the annual general meeting in June 2003, our shareholders approved the conversion of phantom stock options granted in 2002 into regular stock options for senior management in countries where it was feasible. Based on this decision 718,900 phantom stock options were converted into regular stock options, including an aggregate of 459,000 phantom stock options granted to the senior management team and the managing director.

        At the annual general meeting our shareholders also adopted a multi-year plan to grant stock options to executives subject to approval of the board of directors. In December 2003, the board of directors approved the first grant of 705,000 stock options under this authorization, at an exercise price of €16.76, representing approximately 0.3% of our outstanding share capital as of December 31, 2003. The senior management team and our managing director received an aggregate of 448,000 stock options under this grant for their recent performance. One third of the options and rights will vest on December 15, 2004, December 15, 2005 and December 15, 2006 with a final exercise period ending on December 14, 2013.

        Under Greek law, ordinary shares may be issued pursuant to a stock option plan only during the month of December. As a result, the terms of our stock option plan provide that any option must be exercised no later than December 17 in any given year for the ordinary shares to be issued in the same year. Eligible employees who leave our company for another company of the Coca-Cola system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum experience of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the general rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the month of December next following the first anniversary of the termination. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, if his employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

        You should read note 16 to our consolidated financial statements for additional information on our stock option plans.

Stock appreciation rights

        We adopted the employee stock option plans in 2001. Previously, we had issued stock appreciation rights to certain of our employees, including employees who previously held Coca-Cola Beverages stock options. Upon adoption of the stock option plans, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

        We still operate a stock-based compensation plan, under which senior managers, located in countries where granting and exercising stock options are impractical or not permitted, are granted stock appreciation rights. The terms of the stock appreciation rights are based on the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of our ordinary shares at the date of exercise and the exercise price.

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2003.

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan
1998 A	€25.06	€23.32	fully vested	—	—	—	07.11.2008	165,240
1998 B	22.71	20.97	fully vested	—	—	—	09.29.2008	7,999
1999	18.80	17.06	fully vested	—	—	—	12.08.2009	208,768
2000	16.22	14.68	fully vested	—	—	—	12.12.2010	292,700
2001	16.05	14.53	two-thirds	12.13.2004	—	—	12.12.2011	123,700
2002	14.31	12.95	one-third	12.11.2004	12.11.2005	—	12.10.2012	19,500
2003-2004	n/a	16.76	none	12.15.2004	12.15.2005	12.15.2006	12.14.2013	20,000

Total								837,907

        A summary of stock appreciation rights activity under all plans in 2003 is as follows:

	Number of SARs	Weighted average exercise price(1)
Outstanding on January 1, 2003	1,631,828	15.30
Granted	20,000	16.76
Exercised	—	n/a
Converted into stock options	(718,900)	12.95
Forfeited	(95,021)	18.14

Outstanding on December 31, 2003	837,907	17.02

Exercisable on December 31, 2003	763,674	17.24

(1)
Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

        The compensation expense relating to the stock appreciation rights for 2003 amounted to €0.9 million. For each of the years ended December 31, 2002 and 2001, we recorded a compensation expense of less than €0.1 million in relation to the stock appreciation rights.

Stock purchase plan

        We operate an employee share ownership plan, The Coca-Cola HBC Stock Purchase plan, in which eligible employees can participate. The human resources committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in our ordinary shares. We match up to a maximum of 3% of the employees' salary by way of contribution. Our matching shares are purchased monthly on the open market and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, we match our Greek-resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which we make in December, and matching shares purchased in December vest immediately.

        Forfeited shares (i) are held in a reserve account by the Coca-Cola HBC Employee Stock Purchase plan Trust, (ii) do not revert back to us and (iii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over 12 months and the unamortized deferred compensation is reflected in shareholders' equity. The expense for 2003, 2002 and 2001 totaled €1.5 million, €1.5 million and €1.3 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

        Employees of our subsidiaries in Nigeria, Greece, Bulgaria, Poland and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period.

        Our subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the plans in Northern Ireland and the plan in Greece. The Austrian plans do not have plan assets.

Italian severance indemnity

        Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability was €26.9 million, €25.2 million and €23.3 million at December 31, 2003, 2002 and 2001, respectively. Benefits paid were €3.4 million, €2.9 million and €4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The charge to earnings (service cost) was €5.1 million, €4.8 million and €4.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at five of our subsidiaries. Our contributions to these plans were €8.8 million in 2003, €7.9 million in 2002 and €3.5 million in 2001.

Directors' service agreements

        Mr. Constantinou, our managing director, has an employment agreement with the Company. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

C. Board Practices

Board of directors

        Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 11 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2005. Following a resolution of the meeting of our shareholders on May 20, 2002, effective at the annual general meeting of our shareholders in 2005 (unless all the current members of the board resign or are dismissed by the general meeting and a new board is elected prior to 2005), one third of the board will be renewed by re-election or replacement each year. The annual general meeting of our shareholders will have the authority to decide the order in which our board of directors will be renewed. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors are required to elect a replacement for the remainder of the board's term and such election must be submitted for approval at the first annual general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated at their annual general meeting.

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

        Greek law prohibits a director from voting on a proposal, arrangement or contract in which the director is personally interested. In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our net income (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Committees of the board of directors

Human resources committee

        The human resources committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. George David and Mr. Henry Schimberg. The chairman of the human resources committee is appointed by the board. The committee meets at least four times a year. The managing director and the human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

  •
  establishing the principles governing our human resources policy and the compensation policy of the company that will guide management decision-making and action

  •
  making recommendations regarding company-wide compensation and benefit plans and compensation for executives

  •
  overseeing succession planning policy and making recommendations to the board of directors on the succession of the managing director and the appointments of executives

  •
  making recommendations to the board of directors concerning potential non-executive directors, drawing on the best available outside resources.

Audit committee

        The audit committee comprises Mr. Kent Atkinson (chairman), Mr. Sandy Allan and Mr. Samir Toubassy. The chairman of the audit committee is appointed by the board. Our general counsel and company secretary is also the secretary of the audit committee. The committee meets at least four times a year. Our chief financial officer, as well as our external auditors and the head of our internal audit team, normally attend all meetings of the audit committee. The committee also meets separately with our external auditors at least once a year. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The committee operates under written terms of reference and its duties include:

  •
  the appointment of the external auditors with respect to audit and any non-audit services, their fees and any questions of resignation or dismissal of our external auditors.

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

  •
  discussing issues arising from the interim reviews and annual audits and any matters the external auditors may wish to discuss.

  •
  reviewing the internal audit program, receiving summaries of internal audit investigations and management's response and ensuring co-ordination between the internal and the external auditors.

  •
  reviewing the effectiveness of corporate governance and internal control systems and, in particular, to review the external auditor's management letter and management's response.

  •
  reviewing and recommending approval to the board of our code of business conduct as well as our treasury policy and chart of authority, which provide the control framework for all treasury and treasury-related transactions.

  •
  administering and enforcing, in conjunction with the board of directors, our code of ethics for senior executives and directors.

  •
  considering any other matters, as appropriate.

Social responsibility committee

        The social responsibility committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr. George David and Mr. Henry Schimberg. The social responsibility committee takes responsibility for the development and supervision of procedures and systems to ensure the pursuit of our citizenship and environmental goals. The committee's written terms of reference cover the following areas:

  •
  establish principles governing corporate social responsibility and environmental policies.

  •
  ensure transparency and openness at all levels in our business conduct.

  •
  establish an operating council responsible for assessing and implementing appropriate policies and strategies, and for compliance.

  •
  enhance group-wide capabilities to execute policies, strategies, regulatory requirements and corporate social responsibilities.

  •
  ensure the regular communication of our status and progress in the implementation of policies, strategies, regulatory compliance and engagement with all stakeholders.

Corporate governance

        As part of our company's commitment to best practice in corporate governance matters, we have implemented a number of measures to enhance internal control and risk management within our company.

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

        The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with regional and country managers, as well as the group's chief financial officer, general counsel and corporate controller receive a copy and discuss all audit reports.

Disclosure committee

        A disclosure committee has recently been established and disclosure controls and procedures were adopted to ensure the accuracy and completeness of the company's public disclosures. The disclosure committee comprises the company's chief financial officer, general counsel, corporate controller and director of investor relations.

The identification and management of risk

        The company has in place a risk management function for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, the business processes, and the information available for business decisions. The risk identification and assessment process has been incorporated as part of the company's annual business plan process since 2001. This covers all countries and involves senior management of the company and of each business unit. The process enables a regular review to take place by management of the risks associated with the business and the plans to address them.

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

Recent rulemaking initiatives on corporate governance standards

The Sarbanes-Oxley Act of 2002

        The Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for US and foreign companies reporting in the United States, especially in the area of audit committee composition and authority. The SEC has subsequently issued a number of rules implementing the provisions of the Sarbanes-Oxley Act of 2002.

        In particular, the Sarbanes-Oxley Act of 2002 calls for audit committees of US and foreign reporting companies to be entirely composed of independent board members. Currently, not all of the members of our audit committee would be considered to be independent. In addition, the Sarbanes-Oxley Act of 2002 will also require public companies, both US and non-US, to file with each annual report an internal controls report prepared by management and attested by the company's independent auditor. The report must assess the effectiveness of the company's internal controls, over financial reporting, based on management's evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-US issuers for fiscal years ending on or after July 15, 2005. Accordingly, we will provide our first report on the company's internal controls over financial reporting as part of our annual report on Form 20-F for the financial year ending December 31, 2005. As part of our annual report on Form 20-F, we will also be required to disclose the attestation report by our auditors relating to our internal control over financial reporting

        We are closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure our compliance with any rules as they become applicable to us as a foreign private issuer.

The new rules of the New York Stock Exchange on corporate governance listing standards

        The New York Stock Exchange has recently adopted a set of new rules on corporate governance listing standards that have been approved by the SEC. These proposals follow a report on corporate governance listing standards issued on June 6, 2002 by the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange and take into account the Sarbanes-Oxley Act of 2002. In contrast to the Sarbanes-Oxley Act of 2002, the new rules of the New York Stock Exchange apply for the most part only to US companies listed on the New York Stock Exchange. Foreign companies listed on the New York Stock Exchange are only required to disclose publicly any significant differences between their respective local laws and practices and the standards applicable to US companies, except with respect to standards duplicating mandatory corporate governance provisions included in the Sarbanes-Oxley Act of 2002, such as those relating to the composition of the audit committee by independent directors.

        Greek corporate law and our corporate practices may differ in certain respects from the new rules adopted by the New York Stock Exchange. In particular, the new rules require US companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members. Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by The Kar-Tess Group and two are designated by The Coca-Cola Company. We have also appointed four directors that our board has determined to be independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato and Mr. Samir Toubassy. Our human resources committee, which fulfils the role of both the nominating/corporate governance committee and the compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith and Messrs. David and Schimberg. Our human resources committee does not have sole authority to determine our managing director's compensation.

        We are continually reviewing our corporate governance standards and procedures in light of the relevant debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D. Employees

Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2001, 2002 and 2003.

	Average number of employees in(1)
	2003	2002	2001
By Activity
Production and Warehousing	14,136	12,565	10,899
Sales and Marketing	13,501	12,132	10,650
Administration	4,878	5,133	4,578
Distribution	4,435	5,460	4,713

Total	36,950	35,290	30,840

By Segment
Established Countries	8,863	8,092	6,928
Developing Countries	7,248	6,897	6,549
Emerging Countries	20,839	20,301	17,363

Total	36,950	35,290	30,840

(1)
In addition to the information presented in the table above, we consider the 603 employees of Brewinvest S.A., a joint venture in which we own 50%, to be our employees. However, for US GAAP purposes, the results of this entity are not consolidated into our results of operations, but are reflected in our share of income (loss) of equity method investees.

        We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, on an annual basis we employ in excess of 4,000 seasonal employees.

        Approximately 32%, or 16% excluding Nigeria, of our employees were members of trade unions and almost 50% of all employees are subject to collective bargaining agreements as of December 31, 2003. Trade union participation varies within our unionized countries, for example, in Nigeria, over 80% of our 8,000 employees are union members. Part of our workforce in Austria, Belarus, Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland, Italy, the Russian Federation, Slovenia and Serbia and Montenegro are also unionized. We seek to maintain direct and frequent communications with all our employees, in all locations, whether unionized or not. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action, however we consider our relationship with our workforce to be good. In Nigeria our plants were closed for five days due to an industry-wide strike organized by the food and drinks industrial unions in April 2004, and a further four day disruption occurred in June 2004 as a result of a nation-wide industrial protest against increases in fuel prices. Other than these incidents, there have been no other material industrial relations issues in the past three years.

        Under the European Works Council Directive 94/45/EU, in January 2002, we reached an agreement to establish a European Works Council, "EWC", which includes employee representatives from our European Union operations and will cover our operations in Italy, Greece, the Republic of Ireland, Northern Ireland and Austria. This agreement was endorsed by central management and employee representatives and the first meeting of the EWC took place in November 2002. Our EWC is comprised of four representatives of management and 12 representatives of employees. It provides an annual forum for consultation on transactional matters affecting more than one of our EU countries. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council will not affect the exclusive right of management to make business, financial, commercial and technological decisions.

        The Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia entered the European Union in May 2004. Each of the accession countries have advanced strategies to ensure compliance with relevant EU labor legislation as it becomes transposed into local labor codes. Membership of our Works Council will be extended to employee representatives from these countries at the EWC meeting in 2005.

        Our policy across our countries is to manage our operations to protect the health and safety of our employees and of the communities in which we operate. Consequently, we require all of our subsidiaries and employees to comply fully with local legal requirements and with our workplace safety policy.

E. Share Ownership

        Except as disclosed below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares except for Mr. Ioannou who owns 4,699,053, or 1.98% of our ordinary shares.

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

        Our principal shareholders are Boval S.A., Kar-Tess Holding S.A. and Socomex S.A. (each of which is a Luxembourg company and which together comprise The Kar-Tess Group), jointly holding approximately 30.3% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.9% of our outstanding ordinary shares. Four members of our board of directors, Mr. G. David, Mr. L. Ioannou, Mr. A. Leventis and Mr. H. Leventis, were nominated by The Kar-Tess Group and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. G. David, Mr. A. Leventis and Mr. H. Leventis may be deemed, under the rules of the US Securities and Exchange Commission, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership.

        The Coca-Cola Company holds its shares through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Two members of our board of directors, Mr. Allan and Mr. Schimberg, were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, The Kar-Tess Group and The Coca-Cola Company may be deemed to constitute a "group" pursuant to the rules of the US Securities and Exchange Commission, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. G. David, Mr. A. Leventis and Mr. H. Leventis, Kar-Tess Holding, Boval S.A. and Socomex S.A., The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at December 31, 2003.

(1)
Collectively, The Kar-Tess Group.

(2)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 11, 2004.

	Percentage of ordinary shares % As at June 11, 2004	Number of ordinary shares As at June 11, 2004
Name
The Kar-Tess Group(1)(2)
Kar-Tess Holding S.A.(1)(2)	19.2	45,627,620
Boval S.A.	6.3	14,869,250
Socomex S.A.	4.8	11,351,312
	30.3	71,848,182
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(3)	12.6	30,001,980
Atlantic Industries(3)	8.1	19,182,913
Other shareholders related to The Coca-Cola Company(3)(4)	3.2	7,556,493
	23.9	56,741,386
The Olayan Group
Competrol Establishment	5.1	12,105,263

(1)
In December 2002, Kar-Tess Holding S.A. disposed of 3.9 million ordinary shares (or 1.6% of our share capital) that it previously held.

(2)
Kar-Tess Holding S.A. restructured its investment in Coca-Cola Hellenic Bottling Company S.A. on November 18, 2003. As a result of this restructuring, 22,319,386 or approximately 9.4% of Coca-Cola Hellenic Bottling Company S.A.'s ordinary shares were transferred from Kar-Tess Holding S.A. to individuals and entities who were either current shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them, none of whom has acquired more than 2.5% of the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. All buyers and transferees have committed to a twelve-month lock-up effective as of the date of this restructuring transaction.

(3)
These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company.

(4)
None of these other shareholders owns 5% or more of our outstanding shares.

        Except as set forth in the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, none of our major shareholders have special voting rights. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" below for a more detailed description of the voting rights of, and the voting arrangements among, the parties to the shareholders' agreement.

B. Related Party Transactions

Our relationship with The Coca-Cola Company

The Coca-Cola Company system

        The Coca-Cola system is based on a division of functions between The Coca-Cola Company and its various bottlers that is intended to optimize the production, marketing and distribution of The Coca-Cola Company's beverages world-wide.

        The Coca-Cola Company owns the trademarks of the beverages of The Coca-Cola Company, controls the global marketing of The Coca-Cola Company's brands and supplies the bottlers of The Coca-Cola Company's products with the concentrate for such products.

        In their local markets, the bottlers of The Coca-Cola Company's products undertake to:

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

Key bottler of The Coca-Cola Company

        We are one of the world's largest bottlers of The Coca-Cola Company's products and we believe that we have strategic importance within the Coca-Cola system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2003, the products of The Coca-Cola Company accounted for approximately 94% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and The Coca-Cola Company shares this view.

Bottler's agreements

        The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottler's agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottler's agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company's trademarked beverages. All the bottler's agreements entered into by The Coca-Cola Company and us with respect to our non-European Union markets are in the form of The Coca-Cola Company's standard international bottler's agreements. The bottler's agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company's standard European Union bottler's agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottler's agreements between us and The Coca-Cola Company covering all 26 countries in which we operate, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements covering our developing countries that entered the European Union on May 1, 2004 will be in the form of European Union Bottler's Agreements. The terms of the new agreements, other than with respect to their term, are expected to be finalized later this year. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottler's agreements for countries entering the European Union on May 1, 2004 in compliance with EU rules of competition until such time as negotiations for new bottler's agreements have been completed and new agreements have been entered into. Any provisions in the existing bottler's agreements which were not in compliance with the EU rules of competition were waived. In all other respects the provisions of the existing bottler's agreements remain in full force and effect.

        On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottler's agreements substantially similar to the standard European Union bottler's agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Greece, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia pursuant to bottler's agreements substantially similar to the standard international bottler's agreement of The Coca-Cola Company, except that the bottler's agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

  International bottler's agreements (for countries outside the European Economic Area)

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottler's agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottler's agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating company's territories and, in such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company's prior consent.

        Supply of concentrate.    Our international bottler's agreements require us to purchase all our requirements of concentrate for beverages of The Coca-Cola Company from The Coca-Cola Company and its authorized suppliers. The Coca-Cola Company sells concentrate to us at prices that The Coca-Cola Company determines on an annual basis in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country.

        Packaging of the products of The Coca-Cola Company.    We must distribute all the products of The Coca-Cola Company in containers authorized by The Coca-Cola Company. The Coca-Cola Company has the right to approve, in its sole discretion, any kind of packages and containers for The Coca-Cola Company's beverages, including their size, shape and other attributes. The Coca-Cola Company may, in its sole discretion, redesign or discontinue any package of any beverage of The Coca-Cola Company, subject to certain limitations, so long as The Coca-Cola Company's beverages covered by the relevant agreement are not all discontinued. We must purchase all containers, closures, cases and other packaging materials and labels from manufacturers approved by The Coca-Cola Company. The Coca-Cola Company is the sole owner of the trademarks that identify The Coca-Cola Company's beverages and of the secret formulae used in concentrates. We are prohibited from producing other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities.

        Other conditions.    We are required to maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials as well as to undertake adequate quality control measures prescribed by The Coca-Cola Company. We also undertake to develop, stimulate and meet the demand for The Coca-Cola Company's beverages and use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to meet that objective and to maintain sound financial capacity to secure the performance of our obligations to The Coca-Cola Company. We are required to submit to The Coca-Cola Company for each of our territories an annual business plan, which must be acceptable to The Coca-Cola Company. In practice, however, we work closely with The Coca-Cola Company to develop our annual business plan in light of the then prevailing trading conditions in each territory.

        Trans-shipping.    Our operating companies are prohibited from making sales of The Coca-Cola Company's beverages outside of their prescribed territories or to anyone intending to resell the beverages outside those territories without the consent of The Coca-Cola Company. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler's territory or even cancel the license for the type of containers found in the other bottler's territory.

        Pricing.    Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottler's agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

        Assignment/Change of control.    Each operating company is prohibited from assigning, transferring or pledging its bottler's agreement with The Coca-Cola Company, or any interest in it, whether voluntarily or involuntarily, without the consent of The Coca-Cola Company. In addition, our operating company may not undergo a change of control without the consent of The Coca-Cola Company.

        Term.    The international bottler's agreements expire in 2013. If our operating companies have complied fully with the agreements during the initial term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in The Coca-Cola Company's sole discretion.

        Termination.    Either party to an international bottler's agreement may, with 60 days' written notice to the other party, terminate the bottler's agreement in the event of non-compliance of the other party with its terms so long as the party in non-compliance has not cured such noncompliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

        In addition, The Coca-Cola Company may terminate an international bottler's agreement with any of our operating companies immediately by written notice to our operating company in the event that:

  •
  the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company.

  •
  the operating company transfers control, assigns the bottler's agreement, delegates performance under the agreement or fails to report to The Coca-Cola Company material changes in its ownership.

  •
  if the operating company or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company engages in the production of non-alcoholic beverages other than The Coca-Cola Company's non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation.

        Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage "Coca-Cola", it must so notify The Coca-Cola Company in writing within 30 days of receipt of The Coca-Cola Company's new prices, in which case the bottler's agreement in relation to concentrate for the beverage "Coca-Cola" will terminate automatically 3 months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage "Coca-Cola", The Coca-Cola Company may at its option cancel the bottler's agreement in relation to such concentrate or terminate the entire agreement, in each case with three months' written notice.

        In addition to The Coca-Cola Company's termination rights described above, if our operating company does not comply with the standards and instructions established by The Coca-Cola Company relating to the production of the licensed products, The Coca-Cola Company is entitled to suspend the operating company's authorization to produce such products of The Coca-Cola Company until the default has been corrected to The Coca-Cola Company's satisfaction. The Coca-Cola Company may also elect, in the event that an operating company breaches the terms of the agreement with respect to a particular product, to cancel the authorization granted to such operating company under the agreement in respect of that product.

  European Union bottler's agreements

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute the products of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form not specified in the bottler's agreement within the relevant territory. The Coca-Cola Company also retains the right to produce, or authorize third parties to produce in the territory of the operating company, the products covered by the agreement for sale outside that territory. The European Union bottler's agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's territories. In such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our operating companies also agree not to oppose any measures taken by The Coca-Cola Company in compliance with the competition rules of the European Economic Area.

        Supply of concentrate.    The provisions of the European Union bottler's agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottler's agreements described above.

        Packaging of the products of The Coca-Cola Company.    The provisions of the European Union bottler's agreements relating to the packaging of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottler's agreement described above.

        Other conditions.    The European Union bottler's agreements contain substantially similar conditions to the conditions of the international bottler's agreements described above.

        Trans-shipping.    Our operating companies are prohibited from making sales of The Coca-Cola Company's beverages outside their prescribed territories, or to anyone intending to resell these beverages outside those territories, without the consent of The Coca-Cola Company, except for sales arising out of an unsolicited order from a customer in another Member State of the European Economic Area or sales to a customer intending to export to another such Member State. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler's territory in violation of the bottler's agreement or even cancel the license for the type of containers found in the other bottler's territory.

        Pricing.    Our operating companies set the price of products sold to retailers in their discretion.

        Assignment/Change of control.    The assignment and change of control provisions of the European bottler's agreement are substantially similar to the assignment provisions of the international bottler's agreements described above.

        Term.    The European Union bottler's agreements expire in 2013, unless terminated earlier as provided in the agreements. If our operating companies have complied fully with the agreements during the initial term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of The Coca-Cola Company. The bottler's agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the renewal of such agreement.

        Termination.    The termination provisions of the European Union bottler's agreements are substantially similar to the termination provisions of the international bottler's agreements described above, except that the European Union bottler's agreements may not be terminated in connection with the violation of terms that are particular to the international bottler's agreements, such as the restriction on the production of beverages other than beverages of The Coca-Cola Company.

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2003 amounted to €857.3 million in 2003 compared to €823.8 million in 2002 and €744.9 in 2001. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €47.0 million in 2003, as compared to €12.4 million in 2002 and €1.8 million in 2001. In 2003, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €21.4 million compared to €14.6 million in 2002 and €7.6 million in 2001. As of December 31, 2003, we owed €0.1 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €1.2 million.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €41.2 million, €72.6 million and €57.7 million for the years ended December 31, 2003, 2002 and 2001 respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2003, such contributions totaled €19.0 million as compared to €30.4 million in 2002 and €49.9 million in 2001. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2003, these contributions amounted to €22.2 million compared to €42.2 million in 2002 and €7.8 million in 2001. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, which are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €22.5 million in 2003 as compared to €18.3 million in 2002 and €2.4 million in 2001. The continued increase of payments from year to year reflects recognition from The Coca-Cola Company of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling, delivery and administrative expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

Recent acquisitions from The Coca-Cola Company

        On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of Star Bottling Limited (Cyprus) and LLC Coca-Cola Stavropolye Bottlers. Together, the bottling operations of these two companies constitute Coca-Cola Eurasia Bottlers. In connection with this acquisition, we issued to The Coca-Cola Company €101.5 million of 2.94% loan notes and subsequently made a payment of €5.3 million. We also assumed debt payable to The Coca-Cola Company of €59.6 million and incurred transaction costs of €5.1 million. These loan notes were repaid in August 2002.

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

Recent acquisitions with The Coca-Cola Company

        We and The Coca-Cola Company are jointly pursuing the development or acquisition of mineral water opportunities with view toward expanding our presence in the water segment. As part of this strategy, we have reached a common understanding with The Coca-Cola Company, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis.

        We have already jointly acquired with The Coca-Cola Company Multivita sp z.o o., a Polish mineral water company, Valser Mineralquellen AG, a Swiss mineral water bottler, and Dorna Apemin S.A., a Romanian mineral water company. For additional information on these acquisitions, see Item 5 "Operating and Financial Review and Prospects—Major recent transactions."

Amounts payable to and receivable from The Coca-Cola Company

        At December 31, 2003, The Coca-Cola Company owed us €49.3 million, as compared to €68.1 million as at December 31, 2002 and €47.1million as at December 31, 2001. We owed to The Coca-Cola Company a total of €68.4 million compared to €75.2 million and €264.5 million as at December 31, 2003, 2002 and 2001, respectively. These amounts reflected trade balances as well as loans. The decrease in amounts payable to The Coca-Cola Company, from 2001 to 2002, was mainly due to the repayment of loan notes payable to The Coca-Cola Company of €158.2 million in August 2002. These loan notes were initially raised in connection with our acquisition of The Coca-Cola Company's bottling operations in the Russian Federation. These loans represented short-term debt and their weighted average interest rate amounted to 2.94%. Interest paid to The Coca-Cola Company amounted to €3.5 million in 2002 as compared to €0.5 million in 2001. No loans were outstanding and no interest was paid during 2003.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark "NaturAqua" to The Coca-Cola Company in 2002 for €5.3 million. The consideration received has been deferred over a five-year period and requires reimbursement, if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied. As a result, €4.2 million has been included as deferred income in our balance sheet as at December 31, 2003 as compared to €5.3 million as at December 31, 2002.

        Other income primarily comprises a toll-filling relationship in Hungary of €4.9 million, which was zero for the years ended December 31, 2002 and December 31, 2001, and rent, facility and other costs of €6.8 million, as compared to €2.0 million as at December 31, 2002 and €10.0 million as at December 31, 2001. Other expenses relate to facility costs charged by The Coca-Cola Company, a toll-filling relationship and shared costs. These other expenses amounted to €14.6 million, as compared to €1.8 million as at December 31, 2002 and €3.7 million as at December 31, 2001. With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        During 2003, we sold €7.0 million of finished goods and raw materials to The Coca-Cola Company. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. The sales in 2003 represented a substantial drop from the €21.3 million of sales in 2002, due to the introduction of deposit legislation in Germany during 2003. No such sales were made to The Coca-Cola Company in 2001.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2003, we purchased €1.1 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence, compared to €3.0 million in 2002. There were no such transactions in 2001. At December 31, 2003, we owed €0.2 million to these Coca-Cola bottlers. We did not owe any such amounts to such Coca-Cola bottlers as at December 31, 2002.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, PET resin, glass bottles, crowns and plastics. Boval S.A. of the Kar-Tess Group currently owns 44.1% of Frigoglass S.A.

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 initially set to expire on December 31, 2004, but recently extended, on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A.. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass which are categorized as commodities and for which we have requested, and have received, fixed prices. In 2003, we made purchases from Frigoglass S.A. totaling €155.6 million, compared to €131.1 million in 2002 and €83.5 million in 2001. In 2003, we purchased from Frigoglass S.A. €49.8 million of raw and packaging materials and €105.8 million of coolers and other cold drink equipment and spare parts. This compares to €73.2 million for purchases of raw and packaging materials and €57.9 million the purchase of coolers and other cold drink equipment and spare parts in 2002 and €60.5 million and €23.0 million, respectively, in 2001. The steady increase during this period in our purchase of cold drink equipment and spare parts from Frigoglass S.A. reflects our cold drink investment strategy. As at December 31, 2003, we owed €9.5 million to Frigoglass S.A. in connection with the supply agreement, compared to €10.9 million as at December 21, 2002. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have an 18.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2003, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €18.3 million. This compares to €24.0 million for 2002. In both 2003 and 2002, we incurred rental expenses of €1.0 million. At December 31, 2003, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €0.9 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.1 million to us.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2003, we sold €14.9 million of finished goods to Plias S.A. and its subsidiaries, compared with €12.2 million in 2002. During 2003, we purchased €1.1 million of coolers from Plias S.A. (2002: nil). We received contributions towards marketing activities of €0.8 million in 2002. No such contributions were received in 2003. At December 31, 2003, Plias S.A. and its subsidiaries owed €6.3 million to us, compared to €7.2 million at December 31, 2002.

        On December 30, 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million.

Other

        Other purchases from The Kar-Tess Group amounted to €4.1 million in 2001. These transactions were primarily for raw materials and were conducted on an arm's length basis.

The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

        On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement, which became effective at the date of the merger of Coca-Cola Beverages plc and Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. The following summarizes certain provisions of the shareholders' agreement.

Restriction on transfer

        The shareholders' agreement restricts the sale of our ordinary shares owned by The Kar-Tess Group and The Coca-Cola Company Entities with a view toward maintaining the combined shareholdings of The Kar-Tess Group and The Coca-Cola Company Entities above 50%. In addition, The Coca-Cola Company Entities have agreed not to dispose of any of our shares if the disposition results in their shareholding falling below 22% of our outstanding share capital. However, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of our ordinary shares below these minimum thresholds provided that they continue to jointly control us.

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

        The Kar-Tess Group and The Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares so that each other's nominees are elected to our board of directors and, in the event that there are more or less than ten directors on our board, so that The Kar-Tess Group and The Coca-Cola Company Entities maintain their respective proportional representation on our board of directors. Either shareholder may request by written notice to the other shareholder that a director nominated by such shareholder be removed and the other shareholder has agreed to procure that any necessary action is taken in accordance with our articles of association and Greek law to remove or replace such director and to fill the board vacancy with a new director nominated by the shareholder requesting the removal and replacement.

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

        The Kar-Tess Group and The Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, providing that, after the termination of the shareholders' agreement, for so long as any of The Kar-Tess Group or The Coca-Cola Company Entities is a shareholder in our company, each of The Kar-Tess Group and The Coca-Cola Company Entities will vote their ordinary shares against any proposal to liquidate or dissolve our company unless they have separately agreed to the contrary.

Termination

        No party or group of parties may unilaterally terminate the shareholders' agreement prior to August 2008. This reflects the agreement of our two major shareholders, announced on August 15, 2003, to extend the previous term of the agreement which originally extended to August 2005. However, at any time the parties may agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After August 2008, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

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

        "Independent directors" are directors free from any business relationship with The Kar-Tess Group or The Coca-Cola Company Entities that could materially interfere with the exercise of their independent judgment in relation to matters concerning our company.

Quorum and voting restrictions

        The Coca-Cola Company Entities have agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of our general meetings and to procure (so far as they are reasonably able) that no director nominated by The Coca-Cola Company Entities votes or is counted in any quorum in relation to any of the following matters:

  •
  transactions between us (including any of our directors, officers or employees) and any member (including any director, officer or employee of such member) of The Coca-Cola Company's Group or any of its associates;

  •
  any matter in which any member of The Coca-Cola Company's Group or any of its associates is interested; and

  •
  any decision by our company concerning the enforcement of its rights under the relationship agreement.

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

Exceptions to quorum and voting restrictions

        There are two exceptions to these voting restrictions:

  •
  Directors nominated by The Kar-Tess Group or by The Coca-Cola Company Entities may be counted for quorum purposes but cannot speak or vote on any of the matters that require a two-thirds voting majority of our directors as described above under "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities—Decisions of our board of directors".

  •
  The Kar-Tess Group and The Coca-Cola Company Entities can vote and their votes are counted for quorum purposes on these matters when they are required by the shareholders' agreement to vote against a resolution as described above under "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities—Shareholder approvals".

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

        The Kar-Tess Group and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm's length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company's group as set forth in The Coca-Cola Company's bottler's agreements with us.

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

Conflict

        If there is any conflict between the provisions of the relationship agreement and the shareholders' agreement, the provisions of the relationship agreement will prevail.

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

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

        You should read Item 18 "Financial Statements."

Legal proceedings

        The European Commission is currently investigating commercial practices engaged in by our operating company in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and the bottlers of The Coca-Cola Company's products in five European Union countries. The investigation against our subsidiary in Austria focuses on alleged abuses of an alleged dominant position. The alleged abuses relate to: (1) rebates conditioned on achieving specified sales targets, selling a minimum assortment of our products, or reserving a minimum amount of shelf space for display of our products; (2) agreements with buyers for exclusive purchase of specified CSDs from us; and (3) discrimination between buyers in respect of rebates and payments for services. In addition, we believe that the investigation of the European Commission may focus on conditions for provision of cooling equipment for display of our products, and on category management agreements between us and large retailers. This investigation may lead to the institution of formal proceedings against our Austrian operating company in the course of 2003. Such proceedings may lead to substantial fines and/or significant changes in our commercial practices. The European Commission has considerable discretion in setting fines, which are subject to a legal limitation of 10% of annual turnover. We do not, however, believe that fines of this magnitude are likely as a result of this investigation.

        The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. The fine related to our commercial dealings with certain wholesalers during the period from 1991 to 1999. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. The complainants in the initial proceedings before the Greek Competition Authority also filed a counter-appeal against the Greek Competition Authority's decision, challenging the dismissal of part of their complaints by such authority. On June 16, 2004, the Athens Administrative Court of Appeal issued its decision partly upholding our appeal. In particular, the Court of Appeal decided to reduce the amount of the fine to €1.8 million and upheld the required changes to our commercial practices with respect to coolers. The counter-appeals filed against us were rejected. We are currently considering whether to appeal the Court's decision before the Supreme Administrative Court. In its decision of January 25, 2002, the Greek Competition Authority indicated that it also intends to review our commercial practices in the future consumption channel and with key accounts in Greece. To date, we have received no further notification from the Greek Competition Authority with respect to this review. It is not possible to predict the outcome of this review or to quantify the likelihood or materiality of any potential liability arising from this proceeding as far as it relates to our commercial practices in the future consumption channel in Greece. In relation to this proceeding, one of our competitors has filed a lawsuit against us claiming damages in an amount of €7.7 million. At present it is also not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

        In November 2000, the Swiss Competition Authority requested information about our relationship with Feldschlösschen Getränke AG, one of our largest distributors in Switzerland, and our practices in the future consumption channel in general. This investigation is still pending. Until and unless the Swiss Competition Authority institutes formal proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices. We believe the likelihood of any adverse actions to be remote.

        In recent years, customs authorities in Romania, Poland, the Russian Federation, Hungary and Belarus have attempted to challenge the classification under which we import concentrate into these countries to produce the products of The Coca-Cola Company. Local authorities have argued that a classification different from the classification which we currently use should apply. As a result of such different classification, we would be required to pay additional customs duties in these countries retroactively for past imports of concentrate as well as for all future imports.

        Since November 2001, we have won 20 cases in the Romanian courts brought against us by the Romanian customs authorities. However, in October 2003, the Romanian Supreme Court ruled against our position in one decision, resulting in an judgment of approximately €2.1 million in customs duties, associated VAT and penalties. There are a number of additional cases relating to concentrate classification pending before the Romanian courts.

        In 2001, the Polish customs authorities challenged the classification under which we currently import concentrate into Poland. To date, these authorities have issued 145 decisions against us, all of which relate to imports of concentrate in Poland during the 1998-2000 period. We have appealed all of these decisions to the senior levels of the Polish customs authorities and the Polish Supreme Administrative Court. Most of these cases are still pending and it is not possible to predict when a final decision on all these cases will be issued. There have been 47 cases where a final judgment has been reached. In all 47 of these cases the judgment was favorable to our company.

        In 1999, the Hungarian customs authorities questioned the classification under which we currently import concentrate into Hungary. However, in September 2001, the Hungarian authorities retracted their claims.

        In 2002, the Belarusian customs authorities also challenged the classification under which we currently import concentrate into Belarus. We appealed all the cases brought against us to the senior levels of the Belarusian customs authorities. In December 2002, the customs authorities issued a final ruling in our favor in respect of all of these cases.

        In 2002, Russian customs authorities questioned the classification under which we imported concentrate into the Russian Federation. However, the customs authorities issued a final decision in our favor at the end of 2002.

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

        In March 2002, the Lagos State Government applied to the High Court of the State of Lagos for an injunction against Nigerian Bottling Company plc, or NBC, our operating subsidiary in Nigeria, seeking payment from NBC of approximately €4 million in arrears of sales tax for the period from January to May 2001, inclusive of a 5% penalty for alleged late payment. The initial hearing of this case was held on April 16, 2003 and further hearings have been adjourned to June 29, 2004. In July 2001, the Manufacturers Association of Nigeria, or the MAN, on behalf of its members separately challenged the constitutionality of the law, which introduced the sales tax in 2000 before the High Court of the State of Lagos. In November, 2003, the High Court of the State of Lagos ruled in favor of the Lagos State Government, denying relief, in part, by declaring the Lagos Sales Tax Law valid only in respect of intra-state trade while the federal VAT Law was declared valid only for inter-state trade. The

MAN has appealed the ruling of the High Court of the State of Lagos to the Federal Court of Appeal. We are a member of the MAN. If the outcome of these proceedings is unfavorable to us, other Nigerian states may decide to impose a similar sales tax on sales of our products. No hearing has commenced yet in respect of the appeal.

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

Dividends policy

        You should read Item 3A, "Key Information—Selected Financial Data—Dividends and dividend Policy" for a discussion of the Company's policy on dividend distributions.

B. Significant Changes

        Not applicable.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for our ordinary shares on the main market of the Athens Exchange.

	euro per ordinary share
	High	Low
Calendar Year
1999	32.58	20.25
2000	22.80	12.14
2001	19.44	11.88
2002	17.50	13.16
2003	18.34	11.36
2004 (through June 22, 2004)	22.74	16.96
Financial Quarter
2002
First Quarter	16.12	15.18
Second Quarter	17.14	14.74
Third Quarter	17.50	13.16
Fourth Quarter	15.68	13.24
2003
First Quarter	13.80	11.66
Second Quarter	14.94	11.36
Third Quarter	17.62	14.10
Fourth Quarter	18.34	16.00
2004
First Quarter	21.18	16.96
Second Quarter (through June 22, 2004)	22.74	19.78
Month
December 2003	16.98	16.00
January 2004	18.22	16.96
February 2004	19.04	17.28
March 2004	21.18	19.04
April 2004	22.74	20.60
May 2004	22.46	19.78
June 2004 (through June 22, 2004)	20.56	19.86

        On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. The leveraged re-capitalization provided for a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The record date for the capital return payment was November 28, 2003. The capital return payment to shareholders began on December 5, 2003 and as of December 31, 2003, €472.9 million had been disbursed to shareholders.

        Our market capitalization as at June 22, 2004, was approximately €4.7 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States.

	dollars per ADS
	High	Low
Calendar Year
2002 (from October 10, 2002)	16.30	13.50
2003	21.15	13.30
2004 (through June 22, 2004)	28.09	21.40
Financial Quarter
2003
First Quarter	15.00	13.50
Second Quarter	16.90	13.30
Third Quarter	19.75	16.86
Fourth Quarter	21.15	19.30
2004
First Quarter	27.05	21.40
Second Quarter (through June 22, 2004)	28.09	24.42
Month
December 2003	21.15	20.00
January 2004	24.14	21.40
February 2004	24.85	22.46
March 2004	27.05	25.00
April 2004	28.09	25.92
May 2004	27.49	24.79
June 2004 (through June 22, 2004)	25.81	24.42

        Furthermore, fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B. Plan of Distribution

        Not applicable

C. Markets

        We have been listed on the Athens Exchange, or the ATHEX, since 1991 and we are part of the ATHEX Composite Index. We are one of the largest companies, based on market capitalization, quoted on the ATHEX. Our ordinary shares trade on the ATHEX under the symbol "EEEK". The ATHEX is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol "CCH". Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts or ADRs. Each ADS represents one ordinary share. We have a sponsored ADR facility, with The Bank of New York acting as Depositary.

        As at June 11, 2004 and based exclusively on the list of shareholders present at our Annual General Meeting held on that date and covering 75.08% of our total share capital, there were 95 holders of our ordinary shares in the United States holding an aggregate of 65,008,519 ordinary shares, or approximately 27.4% of our total outstanding share capital, of which 56,741,386 or 23.9% of our total outstanding share capital, was attributable to The Coca-Cola Company Entities. In light of the fact that this information is solely based on the number of holders of our ordinary shares who declared their shareholdings in order to participate in our latest general meeting, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        As at June 22, 2004, 230 companies had shares listed on the Main Market of the ATHEX, 123 companies had shares listed on the Parallel Market of the ATHEX, 9 companies had shares listed on the New Market of the ATHEX, and 1 company had shares listed on the Greek Market of Emerging Capital Markets of the ATHEX with an aggregate market capitalization of €83.6 billion. The Parallel Market consists mainly of smaller newly established companies that do not yet meet the stricter listing criteria of the Main Market. The New Market includes mainly innovative and fast growing companies of small and medium size in terms of capitalization with the potential for rapid growth. The Greek Market of Emerging Capital Markets admits securities that are associated with emerging markets in the sense that they either represent shares that are issued by companies with their registered office in an emerging market or they are issued by companies that mainly invest their assets in emerging markets.

        The ATHEX is one of the two exchanges operating in Greece, the other being the Athens Derivatives Exchange (ADEX). The Greek capital markets and the ATHEX in particular are regulated under a series of laws and regulations issued by the Ministry of Finance, the Capital Markets Commission and the board of directors of the ATHEX. On March 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market.

Membership in the ATHEX

        All transactions through the ATHEX may only be carried out by brokers that are members of the ATHEX. Membership in the ATHEX is subject to the licensing requirements stipulated in the Investment Services Directive and to the approval of the ATHEX board of directors. Brokerage firms that are members of the ATHEX must appoint at least one official representative authorized to conduct ATHEX transactions. The Capital Markets Commission generally approves such appointment, provided the representative fulfils certain qualifications required by law and passes an examination set by the Capital Markets Commission.

        As at June 22, 2004, the ATHEX had 96 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ATHEX member is €0.6 million. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided by investment services companies with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, and which have received an appropriate operating license from the Capital Markets Commission. "Investment services" within the scope of the above directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. In order to effect transactions on the ATHEX an investment services company must be granted membership by the ATHEX. Since January 1, 2000, credit institutions have been entitled to become members of the ATHEX. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to investment services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalf or from acting as custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996, as well as by the Capital Markets Commission. Following a resolution of the board of directors of the ATHEX in March 2001, since June 2001 investment services companies established in the European Union or the European Economic Area may become "remote members" of the ATHEX without being required to obtain a permanent establishment in Greece.

Stock market indices

        The most commonly followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 22, 2004, our market capitalization represented approximately 7.6% of the ATHEX Main Market Composite Index and approximately 5.3% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
1999	6,484.4	2,672.6	5,535.1
2000	5,874.0	3,165.2	3,388.9
2001	3,360.5	2,105.6	2,591.6
2002	2,646.4	1,727.1	1,748.4
2003	2,310.5	1,467.3	2,263.5
2004 (through June 22, 2004)	2,553.8	2,276.3	2,343.6

Trading on the ATHEX

        ATHEX trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11:00 a.m. and ends at 4:00 p.m., Athens time. The Main Market's, the Parallel Market's and the New Stock Market's schedules each consist of a pre-opening session followed by a continuous automated matching session.

        A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. There is also an after-hours trading session from 4:00 p.m. to 4:15 p.m. for orders placed with instructions to execute "at closing".

        The trading system of the ATHEX operates in a physical marketplace in central Athens, although the system is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match with pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

        If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

        On June 1, 2001, the ATHEX introduced a two-scaled price fluctuation limit. In principle, all securities' prices may fluctuate up to 12% from the closing price of the preceding trading session. However, if all incoming purchase orders remain at the 12% limit up or if all sale orders remain at the 12% limit down for 15 minutes, the 12% limit for the particular security is then extended by a further 6%. As a result, on aggregate, the price of a security listed on the ATHEX on a certain day is not permitted to fluctuate more than 18% from its closing price on the previous day. The 6% expansion does not apply to securities that are under surveillance by the ATHEX. Securities may be put under surveillance by the ATHEX in special circumstances, such as when an investigation is conducted into the corporate affairs of the issuer or when the securities are experiencing particularly low levels of trading volume. The price fluctuation of securities on the auction market is also limited to the 12% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

        Trades of equity securities with a value exceeding €0.6 million, or representing at least 5% of a listed company's share capital, may be conducted through the ATHEX subject to a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted through a special procedure of the electronic trading system. The number of parties that may participate in a block trade is limited to three persons as either buyers or sellers, with only one person on the other side of the trade. This limitation does not apply to block trades of equity securities of a listed company with total assets of at least €1.5 billion. Block trades may take place:

  •
  At the current price of the security, when the value of the block trade ranges form €0.6 million to €1.2 million.

  •
  At 5% of the current price of the security, when the value of the block trade ranges from €1.1 million to €2.3 million.

  •
  At 10% of the current price of the security, when the value of the block trade is greater than €2.3 million.

        Block trades require the approval of the ATHEX's Trading Committee and the prior approval of the president of the ATHEX if the trade value is greater than €1.1 million.

        The above price limitations do not apply in the following instances:

  •
  When the shares traded represent more than 20% of the total number of shares of a particular class (preferred or common).

  •
  For simultaneous transfers of shares of more than one class between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30% of the share capital of the issuer, irrespective of the percentage per class of shares transferred.

  •
  For block trades exceeding €29.3 million of (i) majority Greek government-owned listed companies' shares or (ii) block trades of listed companies with total assets exceeding €1.5 billion.

  •
  For block trades resulting in the sale of at least 10% of the total paid-up share capital of a listed company having total market capitalization of at least €14.6 million and conducted pursuant to specific offering procedures set forth in a decision of the board of directors of ATHEX.

  •
  For transfers of share blocks in the context of a public offering or a public offering combined with a private placement as long as they are specifically authorized by a decision of the ATHEX board of directors.

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

        All prices of completed transactions are published on electronic screens in the ATHEX, although the prices of block trades do not affect the trade price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the ATHEX, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the electronic system.

        Shares may be traded in lots of 5, 10 and 25 shares according to the trading lot size of each security.

        Prices of all securities listed on the ATHEX are published in the ATHEX official daily price bulletin.

        Equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may be traded over the counter without being subject to the price fluctuation limitations, provided that neither party is participating in the transaction in the course of its business and relevant trade is settled in cash.

Market regulation

        Under Greek law, regulation of securities trading activities on the ATHEX is subject to similar restrictions to those imposed in other jurisdictions in the European Union and in the United States. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

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

        All persons with access to confidential information may disclose it to third parties only within their ordinary course of business. Under no circumstances can such persons disclose confidential information to third parties for the purpose of such third parties acquiring or disposing securities which are traded on the ATHEX. In particular, with respect to information deriving from the quarterly results of a listed company, certain persons may not engage in any transaction in the shares of the particular company during a period of 30 days as of the end of each quarter, unless they announce their intention to the board of directors of the company, and publish the announcement in the Daily Price Bulletin of the ATHEX in advance. The persons that are so bound include, among others:

  •
  members of the board of directors who have entered into an employment contract with the company;

  •
  every shareholder with participation above 20% in the company's share capital;

  •
  every affiliate (as defined under art. 42e para. 5 of Greek company law 2190/1920), unless it is an institutional investor.

        Civil and criminal charges can be imposed for insider trading violations. The competent authority for monitoring insider dealing infringements is the Capital Market Commission. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

Settlement, clearance and the central securities depositary

        Settlement of both registered and bearer shares listed on the ATHEX is affected through the Central Securities Depositary, the CSD. The CSD was founded in February 1991 as a société anonyme. The CSD is responsible for settling and clearing ATHEX transactions and holding the shares deposited with it in book entry form. The CSD is administered by its board of directors. Its shareholders are the ATHEX, banks and portfolio investment companies.

        Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

        To participate in the dematerialized system of securities, the SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more ATHEX members or custodian banks as authorized operators of their SAT accounts. Only the authorized operators have access to balances and other information concerning a SAT account.

        The settlement and clearance procedure through the CSD consists of three stages:

  •
  First, a notification by the ATHEX to the CSD of the transactions completed within each trading day. More specifically, on trade date T, following the closing of the trading day, the ATHEX sends electronically to the CSD a file containing information on the trading activity of the day. The file is downloaded to the Dematerialized Securities System (DSS), where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

  •
  Second, a notification by the brokers to the CSD of the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to the CSD each trade along with the broker's account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are "temporarily blocked" for transfer purposes. Under Greek law, a person may not enter into sales of securities on the ATHEX if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ATHEX are strictly regulated by the Capital Markets Commission and permitted in the case of contracts previously executed on the ADEX.

  •
  Third, the settlement cycles are carried out on day T+3 in time intervals determined by the CSD, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in exceptional circumstances, and in accordance with the CSD regulations. The transfer of shares is affected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Exchange Guarantee Fund, to which each ATHEX member contributes, and which is operated as a separate legal entity.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Share capital and denomination

        The nominal value of our issued and paid-up share capital as of December 31, 2003 is €118,462,638.50 divided into 236,925,277 ordinary bearer shares with a par value of €0.50 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euros	Share capital in euros
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50

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

(4)
Approved at the annual general meeting of our shareholders held on May 20, 2002 in connection with a resolution to increase the par value of our shares from €0.30 to €0.31, in order to increase our share capital by the amount of €2,366,685.96, which resulted from a revaluation of our land and buildings as required by Article 21 of Law 2065/92.

(5)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473,337,192.00 (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

(6)
On December 23, 2003, our board of directors resolved to increase the share capital of our company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €3,371,556.03.

B. Memorandum and Articles of Association

Term, object and purposes

        We are incorporated under the name Coca-Cola Hellenic Bottling Company S.A. and we are registered in Greece in the Registry of Sociétés Anonymes under number 13630/06/B/86/49. The term of our company expires on December 31, 2070, but it can be extended by shareholders' resolution. Article 2 of our articles of association provides that our object includes the establishment of plants in Greece and abroad, the production and packaging in all types of packaging of the products of The Coca-Cola Company, the production, distribution, trading, import and export in any kind of packaging of any other refreshments, natural juices, water and, in general, food and beverage products, as well as any goods and items, including packaging materials, bearing the trademarks of such products and the provision of administrative and related services to our subsidiaries and other related affiliates.

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

        The amount distributed to shareholders may not exceed the aggregate of the accumulated net income and any reserves approved for distribution by the shareholders, less the amount required to be retained as a reserve under Greek law and our articles of association. We may not distribute dividends to the extent that it would reduce our shareholders' equity below the aggregate of our paid-up share capital and any statutory reserves.

Interim dividends

        We may declare interim dividends only if:

  •
  at least 20 days prior to the date of distribution, an unaudited accounting report prepared by our board of directors reflecting our financial position as of a reasonably recent date is published in an Athens daily newspaper which, in the board of directors' opinion, has a sufficiently large national circulation;

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

Undistributed dividends

        There are provisions of Greek law providing for a minimum dividend that we are obliged to distribute if we have profits on an unconsolidated basis. Such minimum dividend is the higher of 35% of our net income on an unconsolidated basis or 6% of our paid up share capital. We may distribute dividends amounting to less than 35% of our net income on the basis of a shareholders' resolution passed by a supermajority of at least 65% of our paid up share capital. The undistributed dividends are transferred to a special reserve account and must be converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to our shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date. Alternatively, the undistributed dividends can be transferred into reserves or otherwise applied by a shareholders' resolution at a general meeting passed by a supermajority representing at least 67% of our paid-up share capital. In order, however, to distribute dividends amounting to less than 6% of our paid-up share capital, a unanimous shareholders' resolution is required.

Liquidation rights

        Upon liquidation, our net assets must be distributed to our shareholders in cash and in proportion to the number of ordinary shares held by each of them.

Shareholders' meetings and notices

        As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of our paid-up share capital also have the right to convene a general meeting of our shareholders. You should read "Rights of major shareholders" below for additional information on the rights of our major shareholders. The annual general meeting must be held in Maroussi, Athens, once a year within the first six months following the end of our fiscal year. The annual general meeting:

  •
  approves the financial statements for the preceding fiscal year;

  •
  approves the management and the auditors' report;

  •
  votes to release the members of the board of directors from any liability incurred from their management or the auditors from any liability incurred from their audit;

  •
  votes on the distribution of dividends;

  •
  votes on the appointment of the auditors for the next financial year; and

  •
  decides on any other matter on the agenda.

        The invitation to attend a general meeting must be submitted to the local prefecture for publication in the Government Gazette and must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Commerce and in one local paper published in the prefecture of our registered offices. The invitation must also be prominently displayed at our registered offices at least twenty calendar days prior to the date of the meeting. The invitation for an adjourned meeting must be prominently displayed at our registered offices and published in the newspapers determined by the Minister of Commerce at least ten calendar days prior to the date of the meeting. The invitation must state the place, date and time of the meeting as well as the items on the agenda. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

        Extraordinary general meetings may be convened:

  •
  by the board of directors if required by law;

  •
  at any other time when a meeting is considered necessary by the board; or

  •
  pursuant to a request submitted by the holders of 5% or more of our paid-up share capital.

        As a foreign private issuer, we will generally be exempt from the proxy rules contained in the US Securities Exchange Act of 1934, requiring US issuers to comply with notice and disclosure requirements relating to the solicitation of proxies for shareholders meetings. The notice of or invitation to attend the general meeting of the shareholders of a Greek company typically sets forth only the items on the agenda for such meeting and it does not include management's recommendations with respect to such items. As a result, if you participate in a general meeting of our shareholders through a representative, you may not be able to give him or her voting instructions with advance knowledge of management's position on the items included in the agenda for that meeting.

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

  •
  any increase in shareholders' obligations;

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

Directors' liability

        In accordance with Greek law, directors who negligently or deliberately inflict damage or losses on our company in connection with the performance of their duties, especially relating to the preparation of the annual financial statements, are liable to us for such damage. The annual general meeting customarily releases our directors from liability, but the shareholders may retain specific claims, in connection with the approval of the annual financial statements provided that such release is limited to the general management of our company during the fiscal year of approved accounts. In addition, a general meeting may release a director from liability for any specific claims we may have against him or her, provided that two years have already lapsed since the cause of action arose against the director and a minority representing at least 25% of our paid-up share capital does not object to such resolution. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty.

        In general, actions for damages as against directors for loss incurred by the Company are exercised under Greek law through the company, rather than through derivative actions, a remedy typically available to shareholders of US companies. However, under certain limited circumstances the shareholders of a Greek company may have the right to bring an action against directors on behalf of the company. Our board of directors may decide by a simple majority to bring an action on behalf of us against any of its members. In addition, if our shareholders so resolve at a general meeting by an absolute majority, or if shareholders representing 33% of our paid-up share capital so request, we are under an obligation to bring a claim for damages against members of the board of directors for mismanagement of corporate affairs within six months either from the day of the general meeting or from the day such request is submitted to us. We are then represented in court by special independent representatives appointed either at a general meeting or by the court.

        We have obtained insurance against our executive officers' and directors' potential liability under US securities laws.

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

Issue of shares in connection with a business combination

        We are required to obtain approval from the Ministry of Development and the Athens Exchange, or the ATHEX, if we decide to increase our share capital for any reason, including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the ATHEX is more likely to undertake a substantive review of the proposed transaction.

Pre-emptive rights and appraisal rights

        Under Greek law, all share capital increases, including increases in the form of convertible bonds but excluding those for non-cash consideration, must be offered first on a pre-emptive basis to our existing shareholders. Pre-emptive rights may only be waived or restricted by a resolution of the general meeting upon delivery of a written report from the board of directors justifying the reasons for the proposed waiver. A quorum of 67% of the holders of our share capital and a supermajority of 90% of the share capital present and entitled to vote is required to pass the resolution. Shareholders of many US companies typically have no pre-emptive rights. For example, under Delaware law shareholders have no pre-emptive rights unless these rights are specifically granted in a Delaware company's certificate of incorporation.

        Unlike the shareholders of a US company, under Greek law our shareholders have no appraisal rights in connection with merger transactions involving us.

Rights issues

        The time period for the exercise of rights under a rights issue is fixed by a resolution of the general meeting and may not be less than one month, during which time our ordinary shares must be traded on the ATHEX. All new shares not acquired by our shareholders may be allocated by the board of directors in its sole discretion and may be offered to non-shareholders at a price that is at least equal to that of the rights issue.

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

        We may also acquire our ordinary shares up to a maximum of 10% of our share capital in order to support the price of our ordinary shares in circumstances in which our shareholders determine that the share price is substantially lower than that which would correspond to the state of the market, given our financial condition and prospects. The shareholders resolution must specify the maximum number of ordinary shares to be purchased, the high and low prices at which we may purchase the ordinary shares and the time period of the redemption program, which may not exceed 12 months from the date of the resolution. The shareholder resolution must be immediately notified to the Athens Exchange and published in one political and one financial newspaper and in the ATHEX Daily Official List at least 10 days before the start of the time period of the redemption program. The board of directors may decide to acquire the shares in stages within the time period and upper limit set by the general meeting of shareholders upon prior notification of the ATHEX and publication of the relevant board resolution in one political and one financial newspaper. Under Greek law, we are required to fund a share buy-back exclusively from funds that could be distributed to shareholders as dividends.

        The day following the expiration of the time period during which we may be authorized to purchase our ordinary shares, we must submit to the Hellenic Capital Market Commission and the ATHEX a statement setting forth the number of ordinary shares acquired, the average acquisition price, the total number of treasury shares as at that date, as well as the percentage of share capital which corresponds to this number. This information is published in the ATHEX Daily Official List and is disclosed to our shareholders at the following general meeting. The purchased shares must be fully paid-up and acquired from the broad investing public. Any ordinary shares so acquired must be sold within three years of purchase, which may be extended for a further two years upon application to the

Hellenic Capital Market Commission, or otherwise must be cancelled. Both the decision to sell and the decision to cancel such shares must be communicated to the ATHEX. All ordinary shares so acquired do not have voting rights but may be taken into account for the purpose of assessing a quorum.

        As a general matter, in light of the restrictions on the ability of a Greek company to repurchase its own shares under Greek law described above, we are subject to a share repurchase regime that could be more restrictive than that applicable to US companies.

Disclosure of interests in shares

        Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 20%, 1/3, 50% or 2/3 of our total voting rights, must inform us and the ATHEX in writing within one day of the later of the date of acquisition or sale or the date when the person became aware of the transaction.

        A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder's voting rights is increased or decreased by 3% or more, and for any member of the board of directors or any executive officer who acquires or disposes of 3% or more of our total voting rights, irrespective of his or her total percentage. Furthermore, directors must notify the ATHEX of each transaction in our ordinary shares if the total amount of such transactions exceeds €293,470 on any given day.

        Greek law requires any of our shareholders holding at least 10% of any class of our shares to report to the ATHEX, in advance of any acquisition or transfer of more than 5% of the same class of shares, the exact volume, and timing of the transaction as well as the name of any broker or underwriter used in connection with such acquisition or transfer. This information is then published in the Daily Bulletin of the ATHEX.

Adoption of anti-takeover measures by our board of directors

        Unlike the laws of many states in the United States, Greek law prevents directors from adopting anti-takeover measures in the case of a hostile bid, including the implementation of a shareholder rights plan or a so-called "poison pill", without prior shareholder approval. In addition, there is no provision in our articles of association that will have the effect of delaying, deferring or preventing a change of control.

C. Material Contracts

        You should read Item 5, "Operating Financial Review and Prospect," and Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of our material contracts.

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

        All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the ATHEX, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

        Potential purchasers of listed companies' shares should consult their professional advisers in connection with the internal procedures and requirements established by credit institutions in Greece with regard to such repatriation.

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

Taxation of capital gains

        Under Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the ATHEX by enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece maintaining double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly.

        Capital gains from the sale of listed securities earned by natural persons, whether Greek or foreign residents, and enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece without obligation to maintain double entry accounting records, are exempt from taxation. Foreign enterprises not operating in Greece through a permanent establishment are also exempt from Greek taxes, subject to the provisions of the applicable double taxation treaty, if any. Pursuant to Article 27 of Law 2703/1999, capital gains from the sale of securities listed on stock exchanges outside Greece, including the ADSs, earned by Greek natural persons or legal entities are also exempt from taxation. Capital gains of US holders (as defined below in United States Taxation—Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares or ADSs will not be subject to income tax in Greece.

Transfer taxes and charges

        A transfer tax is imposed on transfers of ATHEX-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.06% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller.

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

United States Taxation

Introduction

        This section describes the material United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you are a US holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities or currencies,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

  •
  a tax-exempt organization,

  •
  a life insurance company,

  •
  a person liable for alternative minimum tax,

  •
  a person that actually or constructively owns 10% or more of the voting stock of Coca-Cola Hellenic Bottling Company S.A.,

  •
  a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or

  •
  a person whose functional currency is not the US dollar.

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

        In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to United States federal income tax.

        You are a US holder if you are a beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

  •
  a citizen or resident of the United States,

  •
  a United States domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        This section does not apply to you if you are a beneficial owner of ordinary shares or ADSs who is not a United States person for United States federal income tax purposes.

        You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of ordinary shares and ADSs in your particular circumstances. Currently, a reciprocal tax treaty, with a protocol thereto, is in effect between the United States and Greece. You should consult your tax advisers with respect to the effect of such treaty (and the protocol thereto) on owning and disposing of ordinary shares or ADSs in your particular circumstances.

        This discussion addresses only United States federal income taxation.

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the capital return. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.

        Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

        Distributions of additional ordinary shares to you with respect to ordinary shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax.

Taxation of capital gains

        Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in ordinary shares or ADSs. Capital gain of a non-corporate US holder recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

        We believe that our ordinary shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        If we were to be treated as a PFIC, and you are a US holder that did not make a mark-to-market election, you will be subject to special rules with respect to: (i) any gain realized on the sale or other disposition of ordinary shares or ADSs and (ii) any excess distribution that we make to you (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the holding period for the ordinary shares or ADSs).

        Under these rules: (i) the gain or excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the US holder realized the gain or excess distribution will be taxed as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

        If you own ordinary shares or ADSs during any year that we are a PFIC, you must file an Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        We are subject to the informational requirements of the US Securities Exchange Act of 1934, as they apply to a foreign private issuer, and will file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of such material from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

        We furnish holders of our ordinary shares with annual reports containing consolidated financial statements audited by independent accountants. We file quarterly financial statements under cover of Form 6-K. We also furnish other reports as we may determine or as required by law.

I. Subsidiary Information

        See Item 4C, "Information on the Company—Organizational Structure".

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        You should read Item 5, "Operating and financial review and prospects—Market risk" for quantitative and qualitative disclosures about market risk.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We accumulate and communicate such information to our management, including our managing director and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and we review our financial records regularly in order to minimize such losses. From time to time, we have experienced acts of fraud and criminal activity in our Nigerian operations. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in co-ordination with local authorities and severe disciplinary measures are taken. In 2003, the individual and aggregate impact of all such incidents was immaterial.

        In early 2003, we identified a situation at our Patras plant in Greece in which the local plant management failed to properly account for certain marketing expenses that should have been recorded in 2002. At that time, we determined that the failure was both quantitatively and qualitatively immaterial. As a result of further review of this situation in 2004, it was discovered that the actual amount of unrecorded marketing expenses for 2002 was larger than we had originally believed and that certain of the local managers had made misrepresentations to our group management and internal audit department in violation of our Code of Business Conduct. Although the amount of the understatement was still quantitatively immaterial, in light of the nature of the violation, we conducted an investigation in order to assess the qualitative implications of the violation. As a result of this investigation, we concluded that the accounting failure was an isolated incident involving a few individual employees, that the failure was neither a material weakness nor a material change in our internal controls over financial reporting, and that our implementation of a new financial reporting system during 2003 had substantially reduced the risk of any future violation of this nature. Our assessment of these and other factors enabled us to reconfirm our judgment that the accounting error was also immaterial from a qualitative standpoint. We have taken severe disciplinary measures against the individuals involved in the violations described above.

        We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2003 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. This evaluation was performed under the supervision and with the participation of our management, including our managing director and our chief financial officer. Based upon that evaluation, our managing director and chief financial officer concluded that our disclosure controls and procedures were effective as of such date and at the reasonable assurance level. During 2003, there have been no changes in our internal controls over financial reporting identified in connection with their evaluation that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, "Information on the Company—Business Overview—Information technology".

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors believes that Mr. Kent Atkinson, the chairman of our audit committee, is an audit committee financial expert as such term is defined for purposes of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

ITEM 16B CODE OF ETHICS

        We have adopted a code of ethics covering our senior management and directors. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. We also have in place a corporate code of conduct applicable to all our employees.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and All Other Fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €2.9 million for the year ended December 31, 2003, including fees associated with the annual audit and reviews of our quarterly reports, prepared both in accordance with US GAAP or IFRS, local statutory audits and attestation and review work in association with the global offering of notes, the US debt shelf program and the euro medium-term notes program. For the year ended December 31, 2002, audit fees paid to PricewaterhouseCoopers S.A. and affiliates, in relation to audits performed under IFRS only, totaled approximately €1.2 million.

        On March 20, 2003, we decided to appoint PricewaterhouseCoopers S.A. as the auditor of our financial statements under US GAAP, effective for the fiscal year commencing January 1, 2003. Our previous US GAAP financial statements were audited by Ernst & Young. PricewaterhouseCoopers S.A. were also appointed sole auditors for the group, under IFRS.

        Fees paid to Ernst & Young for audit services, including work related to the listing of our ADSs on the New York Stock Exchange in 2002, totaled approximately €4.0 million for the year ended December 31, 2002.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.5 million for the year ended December 31, 2003. Audit related services principally include consultation on accounting and internal control matters, including fees primarily related to internal audit work provided in Nigeria as we transitioned to another service provider. For the year ended December 31, 2002, fees for audit related services paid to PricewaterhouseCoopers S.A. on affiliates totaled €0.8 million, and represented fees for internal audit and due diligence work.

        Fees paid to Ernst & Young for audit related services totaled approximately €0.4 million for the year ended December 31, 2002. Audit related services principally included due diligence in connection with acquisitions.

Tax fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €0.9 million in 2003 and €0.8 million in 2002.

        Fees paid to Ernst & Young for tax services totaled approximately €0.3 million for the year ended December 31, 2002.

All other fees

        Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the year ended December 31, 2003.

        Fees paid to Ernst & Young for all other services not described above totaled approximately €0.6 million for the year ended December 31, 2002. Such services were principally related to our expatriate program and provision of advisory services on human resources.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

        Our audit committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The audit committee has adopted a policy of pre-approval of services provided by the independent auditors.

        Under the policy, pre-approval is generally provided for work associated with registration statements under the Securities Act of 1933 (for example, comfort letters or consents); statutory or other financial audit work under International Financial Reporting Standards, or IFRS or according to local requirements; due diligence work for potential acquisitions or disposals; attestation services not required by statute or regulation; adoption of new accounting pronouncements or auditing and disclosure requirements and accounting or regulatory consultations; internal control reviews and assistance with internal control reporting requirements; review of information systems security and controls; tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities; expatriates and other individual tax services; and assistance and consultation on questions raised by regulatory agencies. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval to permit the audit committee to make a determination whether the provision of such services would impair the independent auditor's independence.

        In respect of the fiscal year ended December 31, 2004, our audit committee has approved in advance certain permitted services across our business. These services are (i) statutory or other financial audit work, (ii) audit related work, such as services related to employee benefit plans, due diligence and consultation on financial accounting and internal control matters, and (iii) tax compliance, planning and advice.

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

        Not applicable until our annual report on Form 20-F for the fiscal year ending December 31, 2005.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

        Not applicable until our annual report on Form 20-F for the fiscal year ending December 31, 2004.

PART III

ITEM 17 FINANCIAL STATEMENTS

        See Item 18.

ITEM 18 FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the reports thereon of PricewaterhouseCoopers and Ernst & Young, are filed as part of this Annual Report:

ITEM 19 EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended on June 17, 2002*
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on May 20, 2002**
2.1
€900.0 million Facilities Agreement with a €250.0 million (or US dollar equivalent) Swingline Option, dated May 14, 2002 for Coca-Cola Hellenic Bottling Company S.A., arranged by Credit Suisse First Boston, Deutsche Bank AG London, HSBC Investment Bank plc and Salomon Brothers International Limited with HSBC Investment Bank plc acting as Euro Swingline Agent, HSBC Bank (USA) Inc. acting as US Swingline Agent and HSBC Investment Bank plc acting as Facility Agent*
2.2
Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as issuers, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as guarantors*
2.3	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2013**
2.4	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.3)**
3.1
Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*
3.2
Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*

3.3
Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.**
3.4
Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)*
4.1	Form of European Bottler's Agreement*
4.2	European Bottler's Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.*
4.3	Form of International (Non-European) Bottler's Agreement*
4.4	Form of Distribution Agreement*
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.
4.6
Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited*
4.7	Letter from The Coca-Cola Company, dated August 15, 2003**
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottler's agreements for our countries that entered the European Union on May 1, 2004
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Business—Subsidiaries" in the Annual Report)
11.1	Code of Ethics
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002***
15	Consents of Independent Registered Public Accounting Firms

*
Incorporated by reference to the Registration Statement on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on October 8, 2002.

**
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on November 13, 2003.

***
Furnished but not filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A. (Registrant)

By: /s/  JAN GUSTAVSSON      Name: Jan Gustavsson
Title: General Counsel and Company Secretary

Date: June 29, 2004

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

        We have audited the accompanying consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries ("the Company") as at December 31, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

PricewaterhouseCoopers S.A.
Athens, Greece
March 19, 2004

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

        We have audited the accompanying consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. ("the Company") as at December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with United States generally accepted accounting principles.

        As discussed in Notes 1 and 3 to the consolidated financial statements, in 2002 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, and changed its method of accounting for goodwill and other intangible assets.

Ernst & Young
Athens, Greece
March 21, 2003

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income

	Year ended December 31,
	2003	2002	2001
	(In millions of euros, except per share amounts)
Net sales revenue	€4,017.5	€3,839.4	€3,398.1
Cost of goods sold	(2,443.6)	(2,366.4)	(2,083.9)

Gross profit	1,573.9	1,473.0	1,314.2
Selling, delivery and administrative expenses	(1,196.0)	(1,178.5)	(1,074.7)
Amortization of intangible assets	—	—	(77.8)

Operating profit	377.9	294.5	161.7
Interest expense	(64.7)	(70.3)	(77.3)
Interest income	11.5	10.3	9.2
Other income	4.9	6.5	0.2
Other expense	(7.1)	(4.2)	(6.4)

Income before income taxes	322.5	236.8	87.4
Income tax expense	(83.9)	(73.3)	(18.2)
Share of income (loss) of equity method investees	4.3	4.3	(1.6)
Minority interests	(11.0)	(15.8)	(15.4)

Net income before cumulative effect of accounting change	231.9	152.0	52.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	(94.0)	—

Net income	€231.9	€58.0	€52.2

Basic and diluted net income per share (in euros):
Before cumulative effect of accounting change	0.98	0.65	0.22
Cumulative effect of accounting change	—	(0.40)	—

Basic and diluted net income per share	€0.98	€0.25	€0.22

See Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	As at December 31,
	2003	2002
	(In millions of euros)
Assets
Current assets:
Cash and cash equivalents	€35.5	€101.3
Trade accounts receivable, less allowances of €25.8 million in 2003 and €20.7 million in 2002	482.3	457.5
Inventories	291.1	309.3
Receivables from related parties	57.2	78.2
Taxes receivable	12.8	11.3
Deferred income taxes	30.7	20.2
Prepaid expenses	51.2	51.9
Derivative assets	44.3	43.1
Other current assets	44.6	30.6

Total current assets	1,049.7	1,103.4
Property, plant and equipment:
Land	98.1	99.4
Buildings	675.7	682.3
Returnable containers	220.2	216.1
Production and other equipment	1,851.2	1,725.1

	2,845.2	2,722.9
Less accumulated depreciation	(1,027.4)	(856.6)

	1,817.8	1,866.3
Construction in progress	55.8	30.3
Advances for equipment purchases	14.5	26.6

	1,888.1	1,923.2
Investment in equity method investees	57.4	53.3
Deferred income taxes	0.5	78.1
Other tangible non-current assets	25.2	20.3
Franchise rights	1,948.4	2,017.4
Goodwill and other intangible assets	764.6	699.2

Total assets	€5,733.9	€5,894.9

See Notes to the Consolidated Financial Statements

	As at December 31,
	2003	2002
	(In millions of euros)
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	€84.4	€313.1
Accounts payable	189.8	203.5
Accrued expenses	335.8	291.2
Amounts payable to related parties	79.1	87.1
Deposit liabilities	142.8	135.0
Income taxes payable	82.2	72.0
Deferred income taxes	3.6	5.1
Derivative liabilities	4.5	9.4
Current portion of long-term debt	295.9	200.0
Current portion of capital lease obligations	10.8	10.7

Total current liabilities	1,228.9	1,327.1
Long-term liabilities:
Long-term debt, less current portion	1,302.9	950.9
Capital lease obligations, less current portion	30.8	28.4
Cross currency swap payables relating to borrowings	89.9	—
Employee benefit obligations	98.4	74.4
Deferred income taxes	656.0	718.5
Other long-term liabilities	16.7	17.1

Total long-term liabilities	2,194.7	1,789.3

Minority interests	54.0	65.3
Shareholders' equity:
Ordinary shares, €0.50 (2002: €0.31) par value: 236,925,277 (2002: 236,668,596) shares authorized, issued and outstanding	118.5	73.4
Additional paid-in capital	1,639.2	2,154.0
Deferred compensation	(0.9)	(0.5)
Retained earnings	492.1	305.2
Accumulated other comprehensive income	7.4	181.1

Total shareholders' equity	2,256.3	2,713.2

Total liabilities and shareholders' equity	€5,733.9	€5,894.9

See Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders' Equity

	Ordinary shares
						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Deferred compensation	Retained earnings		Total
	(In millions, except per share data)
As at January 1, 2001	236.7	€69.5	€2,155.5	€(0.6)	€281.7	€164.6	€2,670.7
Net income for 2001	—	—	—	—	52.2	—	52.2
Currency translation adjustment, net of applicable income taxes of €2.7 million	—	—	—	—	—	105.8	105.8
Cumulative effect of change in accounting for derivative financial instruments net of applicable income taxes of €1.4 million	—	—	—	—	—	4.4	4.4
Change in fair value of derivatives, net of applicable income taxes of €3.0 million	—	—	—	—	—	(8.4)	(8.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.6 million	—	—	—	—	—	4.0	4.0

Comprehensive income							158.0
Adjustment of par value	—	1.5	(1.5)	—	—	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(41.7)	—	(41.7)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	0.2	—	—	0.2

As at December 31, 2001	236.7	71.0	2,154.0	(0.4)	292.2	270.4	2,787.2
Net income for 2002	—	—	—	—	58.0	—	58.0
Currency translation adjustment, net of applicable income taxes of €11.1 million	—	—	—	—	—	(89.7)	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8 million	—	—	—	—	—	0.4	0.4

Comprehensive income							(31.3)
Capitalization of reserves	—	2.4	—	—	(2.4)	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(42.6)	—	(42.6)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	(0.1)	—	—	(0.1)

As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders' Equity

	Ordinary shares
						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Deferred compensation	Retained earnings		Total
	(In millions, except per share data)
As at January 1, 2003	236.7	€73.4	€2,154.0	€(0.5)	€305.2	€181.1	€2,713.2
Net income for 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment, net of applicable income taxes of €0.7 million	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	—	—	—	—	3.4	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes €1.1 million	—	—	—	—	—	(2.0)	(2.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	—	—	0.8	0.8

Comprehensive income							58.2
Capitalization of reserves, increasing the par value of shares from €0.31 to €2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from €2.50 to €0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Stock issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)

As at December 31, 2003	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3

See Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2003	2002	2001
	(In millions of euros)
Operating activities
Net income	€231.9	€58.0	€52.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	272.9	270.2	314.6
Deferred income taxes	(5.6)	(20.5)	(33.7)
Losses (gains) on disposals of assets	8.1	(4.9)	13.3
Minority interests	11.0	15.8	15.4
Share of (income) loss of equity method investees	(4.3)	(4.3)	1.6
Cumulative effect of accounting change for SFAS No. 142, before income taxes	—	119.0	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	27.5	(23.9)	2.9
Inventories	(2.0)	(47.0)	(6.9)
Accounts payable and accrued expenses	39.9	(11.6)	46.6

Net cash provided by operating activities	579.4	350.8	406.0
Investing activities
Purchases of property, plant and equipment	(340.7)	(301.4)	(257.3)
Proceeds from disposals of property, plant and equipment	14.9	22.0	19.6
Cash payments for acquisitions, net of cash acquired	(90.7)	(192.6)	(66.1)
Proceeds from sale of trademarks	7.6	—	—
Proceeds from sale of investments	3.0	0.2	0.6
Purchase of investments	(3.3)	—	—

Net cash used in investing activities	(409.2)	(471.8)	(303.2)
Financing activities
Proceeds from issuance of debt	1,116.8	545.7	939.4
Repayments of debt	(814.3)	(396.2)	(991.5)
Payments on capital lease obligations	(10.7)	(7.8)	(6.7)
Return of capital to shareholders	(472.9)	—	—
Proceeds from issue of shares	3.4	—	—
Dividends paid	(50.0)	(49.6)	(44.0)

Net cash (used in) provided by financing activities	(227.7)	92.1	(102.8)
Effect of exchange rates on cash	(8.3)	(11.5)	(1.6)

Net decrease in cash and cash equivalents	(65.8)	(40.4)	(1.6)
Cash and cash equivalents at beginning of year	101.3	141.7	143.3

Cash and cash equivalents at end of year	€35.5	€101.3	€141.7

See Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Organization

        Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and was formed in August 2000 through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the "Company") are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 14.

        Coca-Cola Hellenic Bottling Company S.A. is listed on the Athens, New York, London and Sydney stock exchanges.

Basis of Presentation and Consolidation

        The consolidated financial statements include the accounts of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries. Investments in affiliates, in which Coca-Cola Hellenic Bottling Company S.A. has significant influence, are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including transactions with equity method investees, are eliminated in consolidation.

        The Company had a 60% ownership interest in Coca-Cola Molino Beverages Limited, a company engaged in the bottling and distribution of The Coca-Cola Company's beverages in the Russian Federation. This investment was accounted for under the equity method because, according to the shareholders' agreement between The Coca-Cola Company and the Company, The Coca-Cola Company had substantive participating rights that required its approval for decisions occurring in the ordinary course of business. These decisions included approval of annual operating and capital expenditure budgets as well as selection and termination of executive management. On November 23, 2001, the Company acquired the remaining 40% ownership from The Coca-Cola Company and the operations of Coca-Cola Molino Beverages Limited have been consolidated from that date.

        Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation in the current year.

Use of Estimates

        In conformity with generally accepted accounting principles, the preparation of financial statements for the Company requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Revenue Recognition

        Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2003 was €6.5 million (2002: €5.8 million, 2001: €2.8 million). Of this balance, €3.6 million (2002: €3.6 million, 2001: €0.7 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2003 amounted to €22.6 million with €7.5 million and €6.5 million for 2002 and 2001, respectively. Marketing and promotional incentives paid to customers during 2003 amounted to €75.5 million with €88.0 million in 2002, and €37.9 million in 2001.

        We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2003, such contributions totaled €19.0 million as compared to €30.4 million and €49.9 million in 2002 and 2001, respectively.

        Where we distribute third party products, we recognize the related revenue earned based on the gross amount invoiced to the customer where we act as principal, take title to the products and have assumed the risks and rewards of ownership. We recognize revenue on the basis of the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier), where the Company acts as an agent without assuming the relevant risks and rewards.

Warehouse Costs

        Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €121.3 million in 2003 with €115.7 million and €106.8 million in 2002 and 2001, respectively.

Distribution Costs

        Distribution costs represent those costs that are incurred to transport product to the buyer's designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2003, the distribution costs totaled €204.9 million, compared with €194.6 million and €172.0 million for 2002 and 2001, respectively.

Advertising Expense

        Advertising costs are expensed as incurred and were €115.7 million in 2003 with €105.9 million and €124.8 million during 2002 and 2001, respectively. Advertising costs are included within selling expenses.

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

Property, Plant and Equipment

        Property, plant and equipment is initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Returnable containers	3 to 12 years
Production and other equipment	3 to 12 years

        Production and other equipment includes coolers used to distribute beverages for immediate consumption. Depreciation includes amortization of assets under capital leases.

Intangible Assets

        Intangible assets consist of franchise rights, trademarks, goodwill and, until December 31, 2001, assembled workforce.

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

        The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations, and the intent of management with regards to the trademark. All the trademarks recorded by the Company have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have definite lives, they would be amortized over their useful lives.

        In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed annually for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

        Prior to the cessation of amortization, franchise rights and goodwill were amortized on a straight-line basis over 40 years, and assembled workforce was amortized over five years. The assembled workforce intangible asset was reclassified to goodwill upon adoption of Statement No. 142.

        The adoption of Statement No. 142 required an initial impairment assessment to be performed on all goodwill and indefinite-lived intangible assets, with an annual impairment assessment thereafter, unless factors indicate that the test should be made earlier. The Company tests for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company's facts and circumstances. The Company evaluates franchise rights for impairment by comparing its carrying value to its fair value determined based on the present value of estimated future cash flows from such franchise rights.

Franchise Incentive Arrangements

        The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of cold drink equipment and are based on franchise incentive arrangements and included as a reduction to the assets to which they relate. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments received from The Coca-Cola Company for the placement of cold drink equipment were €22.5 million in 2003, compared with €18.3 million in 2002 and €2.4 million in 2001.

Impairment of Long-Lived Assets

        The Company evaluates impairment of long-lived assets in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("Statement No. 144"). Statement No. 144 supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company adopted Statement No. 144 as of January 1, 2002. The adoption of the standard has not had a significant impact.

        The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment losses are measured by comparing the fair value of the assets to their carrying amounts.

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

Investments in Securities

        The Company classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the period the Company did not hold any investments in this category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale, and are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

        Investments are recognized on the day they are transferred in to the Company and derecognized on the day when they are transferred out of the Company. Cost of purchase includes transaction costs. Unrecognized gains and losses arising from changes in the value of available-for-sale investments are recognized in equity. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognized in the income statement as other income or other expense, as appropriate.

        Held-to-maturity investments are carried at amortized cost using the effective yield method. Gains and losses on held-to-maturity investments are recognized in net income when the investments are derecognized or impaired.

        Available-for-sale investments were valued at €15.6 million at December 31, 2003 (2002: €9.8 million). Of this balance, €9.2 million (2002: €9.8 million) was recorded in other tangible non-current assets, with the remainder in other current assets.

Income Taxes

        Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Company provides a valuation allowance for deferred tax assets, for which it does not consider realization of such assets to be more likely than not.

Foreign Currency Translation

        The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, Foreign Currency Translation ("Statement No. 52"). All balance sheet accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rate. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

        Entities operating in hyper-inflationary environments re-measure their financial statements in accordance with Statement No. 52. Re-measurement gains and losses are included in other income or other expense, as appropriate. The subsidiaries in Belarus, Moldova, Romania, and Serbia and Montenegro operate in hyper-inflationary environments. Coca-Cola Hellenic Bottling Company S.A.'s operations in the Russian Federation and Ukraine ceased applying hyper-inflationary accounting with effect from January 1, 2003.

        Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. Transaction gains totaling €6.6 million and transaction losses of €7.5 million and €5.1 million were included in the statements of income for the years ended December 31, 2003, 2002 and 2001, respectively. Transaction gains and losses are included within operating profit unless they directly relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Derivative Financial Instruments

        The Company uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either net income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

        The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Employee Benefits—Statutory Termination and Pension Plans

        The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers' Accounting for Pensions ("Statement No. 87"), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("Statement No. 132 (revised)"). The Company adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as of January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

Employee Benefits—Stock-Based Compensation

        The Company currently sponsors stock option plans and stock appreciation rights. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("Opinion No. 25"), and related interpretations.

Net Income Per Share

        The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Adoption of New Accounting Standards

        Emerging Issues Task Force ("EITF") Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor ("Issue No. 02-16"), has been adopted by the Company. Issue No. 02-16 provides guidance on how a customer of a vendor's products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be characterized as a reduction of cost of goods sold, when recognized in the customer's income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of the cost. The adoption of the consensus has entailed some reclassification within the Company's income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative charges. This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. Issue No. 02-16 also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified period of time, should be recognized as a reduction to the cost of sales based on a systematic and rational allocation of cash consideration offered to each of the underlying transactions that results in progress by the customer towards earning the rebate provided the amounts offered are probable and reasonably estimated. If the rebate is not probable or reasonably estimatable, it should be recognized as the milestones are achieved. As this consensus is in line with existing Company practice, it has no effect on the Company's financial statements.

        In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("Statement No. 146"). This statement requires that a liability for costs associated with exit or disposal activity be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. This impacts the recognition of one-time termination benefits such as severance pay and other termination indemnities where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, are to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

        The new standard is applicable for exit and disposal activity initiated after December 31, 2002. This statement will impact the timing of the Company's recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"), an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51 ("FIN No. 46"). In December 2003, the FASB released a revised version of FIN No. 46 ("FIN No. 46R") clarifying certain aspects of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation. FIN No. 46 is currently effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46R must be applied by the Company in 2004. As of December 31, 2003, this interpretation has no effect on the Company's financial statements. We are currently in the process of assessing the implications of adoption of FIN No. 46R.

        In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("Statement No. 149"). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The guidance in Statement No. 149 is generally effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of Statement No. 149 has not had a material impact on the Company's financial statements.

        In May 2003, the EITF reached a final consensus on Issue No. 01-08, Determining Whether an Arrangement is a Lease ("Issue No. 01-08"). Issue 01-08 is intended to provide guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement No. 13, Accounting for Leases ("Statement No. 13"). The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of Statement No. 13 should be based on the substance of the arrangement using specific guidance detailed in Issue 01-08. The final model also includes guidance as to when an arrangement should be reassessed to determine whether it contains a lease and how to account for these subsequent changes in lease classification.

        The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after January 1, 2004.

        In December 2003, the FASB released Statement No. 132 (revised). The standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. As disclosed in Note 9, the Company adopted the Statement No. 132 (revised) for its domestic pension schemes and statutory termination obligations, for the year ended December 31, 2003. Disclosure requirements for all other plans will be effective for the Company in 2004.

2. Acquisitions

        During 2003, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Note	Location	Net tangible assets applicable	Acquisition of trademarks	Goodwill arising	Amount of Consideration
			(In millions of euros)
Multivita sp. z o.o.	a	Poland	€5.0	€—	€6.0	€11.0
Römerquelle GmbH	b	Austria	(4.4)	50.9	17.3	63.8
Tsakiris S.A.	c	Greece	(3.9)	—	10.1	6.2

			(3.3)	50.9	33.4	81.0
Acquisition of minority interests		Bulgaria, Nigeria, the Russian Federation, Romania, and Serbia and Montenegro	7.6	—	0.6	8.2

Total acquisitions during 2003			€4.3	€50.9	€34.0	€89.2

(In millions of euros)
Total consideration	€89.2
Plus: cash payments deferred from 2002	0.9
Plus: pre-acquisition dividend paid to shareholders of Valser	1.5
Less: cash and cash equivalent balances acquired	(0.6)
Less: cash payments deferred until 2004	(0.3)

Cash payments for acquisitions, net of cash acquired	€90.7

a) Acquisition of Multivita sp. z o.o.

        On October 2, 2003, the Company completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o., in a joint acquisition with The Coca-Cola Company. Total consideration for the acquisition was €21.0 million (excluding acquisition costs), of which the Company's share was €10.5 million. The acquisition includes a production facility at Tylicz and the company's mineral water brands.

        The Company acquired the business except for the trademark, which was acquired by The Coca-Cola Company. The acquisition has been accounted for using the purchase method of accounting.

        The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending further information, are as follows (in millions):

Current assets	€0.2
Property, plant and equipment	5.4
Other tangible non-current assets	0.4
Goodwill	6.0

Total assets	€12.0

Short-term borrowings	0.7
Other current liabilities	0.3

Total liabilities	1.0

Net assets acquired	€11.0

Cash paid to former shareholders	€10.5
Costs of acquisition	0.5

Total consideration	€11.0

        The contribution of Multivita sp. z o.o. to the results of the Company was negligible for the year ended December 31, 2003. At this stage, the acquisition has resulted in the Company recording €6.0 million of goodwill in its developing countries segment.

b) Acquisition of Römerquelle GmbH

        On December 5, 2003, the Company acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH. Total consideration for the acquisition was €63.3 million (excluding acquisition costs), with the assumption of debt of an additional €6.4 million. The acquisition comprised production facilities at Edelstal and Pöttsching, and the mineral water and wellness brands Römerquelle and Markusquelle.

        The acquisition has been accounted for using the purchase method of accounting.

        The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending, further information, are as follows (in millions):

Short-term investments	€6.4
Cash	0.1
Other current assets	10.4
Property, plant and equipment	25.5
Other tangible non-current assets	1.3
Trademarks	50.9
Goodwill	17.3

Total assets	€111.9

Short-term borrowings	6.4
Other current liabilities	20.2
Deferred income taxes	17.3
Other long-term liabilities	4.2

Total liabilities	48.1

Net assets acquired	€63.8

Cash paid to former shareholders	€63.3
Costs of acquisition	0.5

Total consideration	€63.8

        The contribution of Römerquelle GmbH to the results of the Company was negligible for the year ended December 31, 2003.

        At this stage, the acquisition has resulted in the Company recording €50.9 million of trademarks and €17.3 million of goodwill in its established countries segment.

c) Acquisition of Tsakiris S.A.

        On December 30, 2003, the Company acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A., from Plias S.A. (refer to Note 21). Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million.

        The acquisition has been accounted for using the purchase method of accounting.

        The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending further information, are as follows (in millions):

Cash and cash equivalents	€0.5
Other current assets	3.6
Property, plant and equipment	4.5
Goodwill	10.1

Total assets	€18.7

Short-term borrowings	9.3
Other current liabilities	2.1
Long-term liabilities	1.1

Total liabilities	12.5

Net assets acquired	€6.2

Cash paid to Plias S.A.	€6.2

Total consideration	€6.2

        The contribution of Tsakiris S.A. to the results of the Company was negligible for the year ended December 31, 2003. At this stage, the acquisition has resulted in the Company recording €10.1 million of goodwill in its established countries segment.

d) Acquisition of The Coca-Cola Company's Bottling Operations in the Baltics

        On January 2, 2002, as part of the Company's policy of expansion in the region, the Company completed the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Estonia and Latvia. The Company paid to The Coca-Cola Company consideration of €7.2 million in the form of loan notes for 100% of these entities. In addition, the Company acquired from The Coca-Cola Company long-term debts of €30.1 million owed by the acquired entities to The Coca-Cola Company and incurred transaction costs of €0.1 million. The Company also issued loan notes to The Coca-Cola Company in respect of the acquisition of these debts. All loan notes issued as consideration by the Company were repaid in the course of 2002.

        The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2002	Adjustments 2003	Final fair values
Cash	€2.3	€—	€2.3
Current assets	14.4	0.5	14.9
Property, plant and equipment	19.6	—	19.6
Franchise rights	11.5	(0.5)	11.0
Goodwill	1.4	—	1.4

Total assets	49.2	—	49.2

Current liabilities	10.3	—	10.3
Long-term debt	30.1	—	30.1
Deferred income taxes	1.4	—	1.4
Other long-term liabilities	0.1	—	0.1

Total liabilities	41.9	—	41.9

Net assets acquired	€7.3	€—	€7.3

Loan notes issued to TCCC	€7.2	€—	€7.2
Costs of acquisition	0.1	—	0.1

Total consideration	€7.3	€—	€7.3

        As a result of the acquisition, the Company recorded €11.0 million of franchise rights and €1.4 million of goodwill in its developing countries segment. The results of operations of these entities are included in the consolidated statement of income from the date of acquisition. Had the results of this acquisition been included in operations commencing with 2001, the reported results would not have been materially affected.

e) Acquisition of Valser Mineralquellen AG

        On September 30, 2002, the Company jointly with The Coca-Cola Company acquired the Swiss mineral water bottler, Valser Mineralquellen AG, a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million (excluding costs), of which the Company's share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser's production and distribution facilities.

        The Company acquired the business except for the trademark, which was acquired by The Coca-Cola Company, and the mineral water source, which is owned 50% by each party.

        The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2002	Adjustments 2003	Final fair values
Cash and cash equivalents	€13.6	€—	€13.6
Other current assets	14.7	1.3	16.0
Property, plant and equipment	36.1	(0.9)	35.2
Other non-current tangible assets	6.0	(0.8)	5.2
Goodwill	28.6	1.2	29.8

Total assets	99.0	0.8	99.8

Dividends payable to former shareholders	4.7	1.5	6.2
Other current liabilities	26.9	(0.7)	26.2
Deferred income taxes	8.3	(0.1)	8.2

Total liabilities	39.9	0.7	40.6

Net assets acquired	€59.1	€0.1	€59.2

Cash paid to former shareholders	€58.7	€—	€58.7
Costs of acquisition	0.4	0.1	0.5

Total consideration	€59.1	€0.1	€59.2

        The results for Valser Mineralquellen AG are included in the consolidated statements of income from the date of acquisition. For the three months to December 31, 2002, the Valser Mineralquellen AG acquisition contributed €0.7 million to the net income of the Company.

        The acquisition has resulted in the Company recording €29.8 million of goodwill in its established countries segment.

f) Acquisition of Dorna Apemin S.A.

        On December 17, 2002, the Company jointly with The Coca-Cola Company acquired the majority of the shares in the Romanian premier sparkling mineral water company, Dorna Apemin S.A. Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company's share was €19.5 million. The acquisition comprised all brands and products of Dorna Apemin S.A., including White Spring, Poiana Negri and Dorna mineral waters.

        The Company's interest in the acquisition represented 49.1% of the outstanding shares in Dorna Apemin S.A. (a further 0.8% has since been purchased from the minority shareholders). The Company has control of the entity and has fully consolidated the net assets of Dorna Apemin S.A. The acquisition has been accounted for using the purchase method of accounting.

        The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2002	Adjustments 2003	Final fair values
Property, plant and equipment	€8.8	€0.3	€9.1
Other tangible assets	2.5	(0.6)	1.9
Trademarks	—	2.3	2.3
Goodwill	18.1	(0.8)	17.3

Total assets	29.4	1.2	30.6

Short-term borrowings	3.1	—	3.1
Other current liabilities	4.7	1.5	6.2
Other long-term liabilities	0.2	(0.3)	(0.1)
Minority interests	1.8	(0.5)	1.3

Total liabilities	9.8	0.7	10.5

Net assets acquired	€19.6	€0.5	€20.1

Cash paid to former shareholders	€19.5	€—	€19.5
Costs of acquisition	0.1	0.5	0.6

Total consideration	€19.6	€0.5	€20.1

        The contribution of Dorna Apemin S.A. to the results of the Company was negligible for the year ended December 31, 2002.

        The acquisition has resulted in the Company recording €17.3 million of goodwill and €2.3 million of trademarks in its emerging countries segment.

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

        Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the alcohol-free beverages sector in the Swiss market.

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

        The Company's franchise rights and trademarks have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002.

        The following table sets forth the carrying value of intangible assets not subject to amortization from January 1, 2002 (in millions):

	2003	2002
Franchise rights	€1,948.4	€2,017.4
Goodwill	711.2	699.2
Trademarks	50.9	—
Other intangible asset	2.5	—

Total intangible assets	€2,713.0	€2,716.6

        The other intangible asset balance relates to the Company's minimum pension liability.

        There are no intangible assets that are subject to amortization and no amortization charge was incurred for the year ended December 31, 2003 and December 31, 2002. In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2003 and December 31, 2002. No impairment was indicated.

        The changes in the carrying amount of goodwill are as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2002	€530.3	€140.9	€1.1	€672.3
Goodwill arising on current period acquisitions	28.6	1.4	18.2	48.2
Impairment charge	(3.3)	(27.3)	—	(30.6)
Reclassification of assembled workforce (net of deferred taxation)	11.4	5.1	—	16.5
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverages plc	—	(2.3)	—	(2.3)
Foreign exchange differences	3.2	(8.1)	—	(4.9)

As at December 31, 2002	570.2	109.7	19.3	699.2
Goodwill arising on current period acquisitions	27.4	6.0	0.6	34.0
Adjustments to goodwill arising on prior period acquisitions	1.2	—	0.6	1.8
Reduction of valuation allowance on net operating losses from acquisition of CCB	—	(3.3)	—	(3.3)
Foreign exchange differences	(11.5)	(8.7)	(0.3)	(20.5)

As at December 31, 2003	€587.3	€103.7	€20.2	€711.2

        The following table summarizes and reconciles net income for the years ended December 31, 2003, 2002 and 2001, adjusted to exclude amortization expense recognized in such periods related to franchise rights, goodwill and assembled workforce intangible assets that are no longer amortized (in millions, except per share amounts):

	For the year ended December 31,
	2003	2002	2001
Reported net income before cumulative effect of accounting change	€231.9	€152.0	€52.2
Add back after tax amounts:
Franchise rights amortization	—	—	36.4
Goodwill amortization	—	—	17.2
Assembled workforce amortization	—	—	4.5

Adjusted net income	€231.9	€152.0	€110.3

Basic and diluted income per share (in euros):
Reported net income	€0.98	€0.65	€0.22
Add back after tax amounts:
Franchise rights amortization	—	—	0.16
Goodwill amortization	—	—	0.07
Assembled workforce amortization	—	—	0.02

Adjusted basic and diluted net income per share	€0.98	€0.65	€0.47

4. Selling, delivery and administrative expenses

        Selling, delivery and administrative expenses consist of the following at December 31 (in millions):

	2003	2002	2001
Selling expenses	€567.1	€528.7	€506.2
Delivery expenses	326.2	310.3	278.8
Administrative expenses	302.7	339.5	289.7

Total selling, delivery and administrative expenses	€1,196.0	€1,178.5	€1,074.7

5. Allowance for doubtful debts

        The movement in the allowance for doubtful debts was as follows the year ended December 31 (in millions):

	2003	2002	2001
As at January 1	€20.7	€19.1	€13.4
Charged to income	7.3	5.1	9.9
Uncollectible amounts written off, net of recoveries	(1.7)	(3.0)	(3.8)
Foreign currency translation	(0.5)	(0.5)	(0.4)

As at December 31	€25.8	€20.7	€19.1

6. Inventories

        Inventories consist of the following at December 31 (in millions):

	2003	2002
Finished goods	€107.5	€111.8
Raw materials and work in progress	122.7	130.2
Consumables	57.4	55.8
Payments on account	3.5	11.5

Total inventories	€291.1	€309.3

7. Long-term Debt and Short-term Borrowings

        Long-term debt consisted of the following at December 31 (in millions):

	Interest rate %	2003	2002
€200.0 million Eurobond maturing on December 17, 2003	European IBOR + 0.225	€—	€200.0
€300.0 million Eurobond maturing on December 17, 2004	Fixed 4.00	295.9	293.7
€555.0 million (2002: €625.0 million) Eurobond maturing on June 27, 2006	Fixed 5.25	578.2	653.3
$500.0 million bond maturing on September 17, 2013	Fixed 5.125	402.1	—
$400.0 million bond maturing on September 17, 2015	Fixed 5.5	321.4	—
Other debt		1.2	3.9

Total long-term debt		1,598.8	1,150.9
Less: current portion		295.9	200.0

Total long-term debt, less current portion		€1,302.9	€950.9

        Other long-term debt is carried at floating rates based on various types of Inter Bank Offer Rates or "IBOR".

        Maturities of long-term debt for the years subsequent to December 31, 2003 are (in millions):

2004	€295.9
2005	—
2006	579.4
2007	—
2008	—
2009 and thereafter	723.5

Total long-term debt	€1,598.8

        As at December 31, 2003, a total of €855.0 million in Eurobonds have been issued under the €2.0 billion Euronote program. A further amount of €1,145.0 million is available for issuance. The bonds are not subject to any financial covenants.

        The Company maintains committed facilities with banks. The undrawn committed facilities available to the Company at December 31, 2003 were as follows (in millions):

Amounts expiring in less than one year	€—
Amounts expiring between one and three years	450.0
Amounts expiring between three and five years	450.0

Total undrawn committed facilities	€900.0

        In March 2002, we established a €1.0 billion global commercial paper program with various financial institutions to further diversify our short-term funding sources. The program consists of a multi-currency euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

        During May 2002, we replaced our €750.0 million syndicated loan facility with a €900.0 million facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, we have a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion.

        The use of the backstop facility may become subject to a covenant setting a minimum ratio of our cash operating profit (COP) to our consolidated net interest expense of at least 3:1, in the event that either our credit rating by Standard & Poors falls below BBB+ or our credit rating by Moody's does not remain at or above Baa1. COP is defined as operating profit before deductions for depreciation and amortization of intangible assets. Our current ratings are above those required and, accordingly, the Company is currently not subject to financial covenants. As at December 31, 2003, we exceeded the required minimum ratio of our COP to our consolidated net interest expense. COP and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. No amounts have been drawn under this facility.

        On September 17, 2003, we successfully completed, through our wholly-owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0 million (€713.9 million at December 31, 2003 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million (€396.6 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€317.3 million) due in 2015.

        The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Company and the acquisition of Römerquelle. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

        In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was $2.0 billion. As at March 19, 2004, no amounts had been drawn under the shelf registration.

        Short term borrowings at December 31, consist of (in millions):

	2003	2002
Bank overdraft facilities	€44.3	€32.1
Other short-term borrowings	40.1	281.0

Total short-term borrowings	€84.4	€313.1

        The weighted average interest on short-term borrowings was 3.6%, 3.3% and 5.0% as at December 31, 2003, 2002 and 2001, respectively. In addition, the Group held loan notes due to The Coca-Cola Company at the end of 2001, which were repaid in 2002. They had an interest rate of 2.9%.

        Total interest paid during the years ended December 31, 2003, 2002 and 2001 was €57.9 million, €91.9 million and €86.1 million, respectively.

8. Income Taxes

        Income before income taxes and cumulative effect of accounting change for the years ended December 31, arose in the following jurisdictions (in millions):

	2003	2002	2001
Greece	€64.0	€59.7	€65.1
Other	258.5	177.1	22.3

Income before income taxes	€322.5	€236.8	€87.4

        Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2003	2002	2001
Current:
Greece	€20.9	€26.3	€27.7
Other	68.5	42.6	24.2

Total current tax	89.4	68.9	51.9
Deferred:
Greece	(3.2)	(5.6)	4.7
Other	(2.3)	10.0	(38.4)

Total deferred tax	(5.5)	4.4	(33.7)

Total current and deferred tax	€83.9	€73.3	€18.2

        The above provision for deferred income taxes includes a net credit for the effect of changes in tax laws and rates of €38.0 million in 2003, €20.1 million in 2002 and €27.3 million in 2001.

        Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2003	2002
Deferred tax liabilities:
Intangible assets	€598.2	€631.9
Tax in excess of book depreciation	122.4	85.2
Income taxed at preferential rates	26.3	26.9
Foreign investments	11.8	7.2
Other	15.3	11.8

Total gross deferred tax liabilities	€774.0	€763.0

Deferred tax assets:
Net operating loss ("NOL") carry-forwards	91.8	122.3
Liabilities and provisions	36.7	21.1
Book in excess of tax depreciation	8.5	17.3
Pensions and benefit plans	12.5	8.3
Other	7.9	10.6

Total gross deferred tax assets	€157.4	€179.6
Valuation allowance for deferred tax assets	(11.8)	(41.9)

Net deferred tax assets	€145.6	€137.7

Net deferred tax liabilities	€628.4	€625.3

        A summary of valuation allowance movements is as follows (in millions):

	2003	2002	2001
As at January 1	€41.9	€74.4	€50.2
Credited to income	(6.5)	(26.3)	—
Credit related to recognition of pre-acquisition deferred tax assets	(3.3)	(2.3)	—
Effects on operations in economies ceasing to be considered as hyper-inflationary	(12.9)	—	—
Reductions arising on statutory tax law changes	(3.5)	(7.2)	(0.3)
Arising on acquisition	—	4.8	26.6
Foreign currency translation	(2.4)	(4.1)	(1.7)
Expired NOLs	(0.8)	(1.4)	(0.7)
Other movements	(0.7)	4.0	0.3

As at December 31	€11.8	€41.9	€74.4

        The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company's income tax expense for the years ended December 31 is as follows (in millions):

	2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€112.9	35.0	€82.9	35.0	€30.6	35.0
Lower tax rates of other countries	(30.3)	(9.4)	(17.8)	(7.5)	(11.9)	(13.6)
Additional local taxes	17.2	5.3	11.9	5.0	5.0	5.7
Tax holidays or exemptions	(3.1)	(1.0)	(7.3)	(3.1)	(15.8)	(18.1)
Non-deductible expenses	41.8	13.0	47.2	19.9	42.4	48.5
Capital investment incentives	(8.6)	(2.7)	(9.6)	(4.1)	(2.9)	(3.3)
Income not subject to tax	(11.5)	(3.6)	(14.3)	(6.0)	(6.1)	(7.0)
Changes in tax laws and rates	(38.0)	(11.8)	(20.1)	(8.5)	(27.3)	(31.2)
Change in valuation allowance	(4.1)	(1.3)	(1.8)	(0.8)	(5.3)	(6.1)
NOLs with no current benefit	2.7	0.8	4.5	1.9	9.0	10.3
Other, net	4.9	1.7	(2.3)	(0.8)	0.5	0.7

Total income tax change	€83.9	26.0	€73.3	31.0	€18.2	20.9

        At December 31, 2003, the Company had net operating tax loss carry-forwards (NOLs) of €308.8 million (2002: €391.8 million, 2001: €464.4 million) for income tax purposes. €80.8 million of NOLs expire between 2004 and 2008. €19.1 million of NOLs expire between 2009 and 2011. €208.9 million of NOLs do not expire, because they were generated in tax jurisdictions, where NOLs do not have expiration dates. For financial reporting purposes a valuation allowance of €8.1 million (2002: €23.0 million, 2001: €31.7 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

        No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €929.4 million at December 31, 2003 (2002: €731.9 million). Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

        Total tax paid during the years ended December 31, 2003, 2002 and 2001 was €75.0 million, €57.1 million and €41.6 million, respectively.

9. Employee Benefit Obligations

        Employees of Coca-Cola Hellenic Bottling Company S.A.'s subsidiaries in Nigeria, Greece, Bulgaria, Poland and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period.

        Coca-Cola Hellenic Bottling Company S.A.'s subsidiaries in the Republic of Ireland, Northern Ireland, Greece and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as does one of the two plans in Northern Ireland and the plan in Greece. The Austrian plans do not have plan assets.

        Summarized information for the above plans is as follows:

	Pension plans		Statutory termination obligations
	2003	2002	2003	2002
Change in benefit obligation:
As at January 1	€67.2	€54.0	€63.6	€52.5
Service cost	4.8	5.2	5.0	6.5
Interest cost	3.6	4.3	4.3	5.6
Actuarial (gains) losses	(2.4)	6.7	6.9	2.7
Benefits paid	(1.9)	(2.2)	(6.4)	(4.4)
Arising on acquisition	1.4	—	2.8	—
Prior service cost	0.3	—	0.4	—
Foreign currency translation	(1.7)	(0.8)	(7.7)	0.7

As at December 31	€71.3	€67.2	€68.9	€63.6

        The pension plans and statutory termination obligations have a measurement date of December 31.

        The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are €52.9 million and €40.6 million, respectively, as at December 31, 2003, and €27.8 million and €21.6 million, respectively, as at December 31, 2002. The projected benefit obligation of these plans is €65.4 million and €40.9 million as at December 31, 2003 and 2002, respectively. The total accumulated benefit obligation for the statutory termination obligations, which are unfunded, is €51.3 million and €38.9 million as at December 31, 2003 and 2002, respectively.

	Pension plans		Statutory termination obligations
	2003	2002	2003	2002
Change in plan assets:
As at January 1	€37.1	€41.9	€—	€—
Actual return on plan assets	5.0	(8.9)	—	—
Employer contributions	5.8	7.1	—	—
Benefits paid	(1.7)	(2.0)	—	—
Foreign currency translation	(1.0)	(1.0)	—	—

As at December 31	€45.2	37.1	€—	€—

        Benefits paid from pension benefit plans during 2003 and 2002 include €0.2 million of payments in both years relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination benefits during 2003 and 2002 were paid from Company assets, because these plans are unfunded.

	Pension plans		Statutory termination obligations
	2003	2002	2003	2002
	(In millions of euros)
Funded status	€(26.1)	€(30.1)	€(68.9)	€(63.6)
Unrecognized net transition liability	—	—	2.5	3.3
Unrecognized net actuarial loss	15.0	21.7	17.1	14.7
Unrecognized prior service cost	0.3	—	0.4	—

Net amount recognized	€(10.8)	€(8.4)	€(48.9)	€(45.6)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	—	2.1	—	—
Accrued benefit liability	(16.3)	(10.5)	(56.6)	(45.6)
Accumulated other comprehensive income	5.5	—	5.2	—
Intangible asset	—	—	2.5	—

Net amount recognized	€(10.8)	€(8.4)	€(48.9)	€(45.6)

Included in:
Current liabilities	—	—	(1.4)	(4.8)
Long-term liabilities	(16.3)	(8.4)	(55.2)	(40.8)
Accumulated other comprehensive income	5.5	—	5.2	—
Goodwill and other intangible assets	—	—	2.5	—

Total	€(10.8)	€(8.4)	€(48.9)	€(45.6)

Year ended December 31	Pension plans 2003	Pension plans 2002	Pension plans 2001	Statutory termination obligations 2003	Statutory termination obligations 2002	Statutory termination obligations 2001
Service cost	€4.8	€5.2	€3.9	€5.0	€6.5	€3.9
Interest cost	3.6	4.3	3.0	4.3	5.6	3.3
Expected return on plan assets	(2.8)	(6.1)	(3.3)	—	—	—
Amortization of transition obligations	—	—	—	0.8	0.8	0.8
Recognized net actuarial obligation loss (gain)	1.3	0.2	—	0.6	2.5	0.7

Net periodic benefit cost	€6.9	€3.6	€3.6	€10.7	€15.4	€8.7

        The weighted average assumptions used in computing the benefit obligation are as follows:

	Pension plans	Statutory termination obligations Nigeria	Statutory termination obligations Other
Year ended December 31, 2003
Discount rate	5.0-5.5%	18.0%	4.5-5.0%
Rate of future compensation increases	3.5-4.5%	17.0%	3.5-4.3%

Year ended December 31, 2002
Discount rate	5.0-5.5%	15.0%	5.0-5.5%
Rate of future compensation increases	3.5-4.5%	14.0%	3.5-4.5%

        The weighted average assumptions used in computing the net periodic cost are as follows:

	Pension plans	Statutory termination obligations Nigeria	Statutory termination obligations Other
Year ended December 31, 2003
Discount rate	5.0-5.5%	15.0%	5.0-5.5%
Rate of future compensation increases	3.5-4.5%	14.0%	3.5-4.5%
Expected return on plan assets	6.0-7.5%	—	—

Year ended December 31, 2002
Discount rate	5.0-6.3%	15.0%	5.0-6.0%
Rate of future compensation increases	3.5-4.0%	14.0%	2.0-4.0%
Expected return on plan assets	7.3-7.5%	—	—

Italian Severance Indemnity

        Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of EITF No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, if the employee terminates immediately. The liability was €26.9 million and €25.2 million at December 31, 2003 and 2002, respectively. Benefits paid were €3.4 million and €2.9 million for the years ended December 31, 2003 and 2002, respectively. The charge to earnings (service cost) was €5.1 million, €4.8 million and €4.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Defined Contribution Plans

        The Company also sponsors defined contribution plans covering employees at five of Coca-Cola Hellenic Bottling Company S.A.'s subsidiaries.

        The Company's contributions to these plans were €8.8 million in 2003, €7.9 million in 2002 and €3.5 million in 2001.

Domestic Defined Benefit Schemes

        In accordance with Statement No. 132 (revised), certain additional disclosure is required for domestic schemes. There is one funded pension scheme and two statutory termination obligations in Greece. The funded pension scheme has an accrued benefit liability of €0.9 million and a fair value of plan assets of €3.7 million. The two statutory termination obligations have a total accrued benefit liability of €20.1 million. The pension plan's weighted average asset allocations are as follows:

	2003	2002
Plan assets:
Equity securities	11.7%	13.4%
Debt securities	86.1%	82.7%
Other	2.2%	3.9%

	100.0%	100.0%

        The weighted average expected return on plan assets in 2003 of 5.2% arose from equity securities of 0.8%, debt securities of 4.3% and other plan assets of 0.1%.

        Equity securities include ordinary shares in the Company in the amount of €0.2 million (6.2% of the plan assets) and €0.2 million (9.4% of the plan assets) as at December 31, 2003 and 2002, respectively.

        The investment objectives of the fund are to optimize returns from the fund at an acceptable level of risk and within the requirement of the local law. The fund invests mainly in one year bonds to allow a reasonable level of liquidity as the majority of obligations have vested. The fund is restricted by legal requirements, which do not allow more than 30% of the total fund to be invested in equity securities. In addition, the fund guarantees a minimum return of 2.5%.

Cash Flow

        The Company plans to contribute €0.6 million to the domestic pension plan above in 2004.

10. Employee Share Ownership Plan

        The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resource Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in Coca-Cola Hellenic Bottling Company S.A. shares. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee's salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek-resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year and matching shares purchased in December vest immediately.

        Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company's matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders equity. The expense for 2003, 2002 and 2001 amounted to €1.5 million, €1.5 million and €1.3 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

11. Other Comprehensive Income

        The components of other comprehensive income are as follows (in millions):

	Currency translation adjustments(1)	Derivative financial instruments gains (losses)	Minimum pension liability	Unrealized gain on available- for-sale investments	Total
As at January 1, 2001	€164.6	€—	€—	€—	€164.6
Cumulative effect of change in accounting for derivative financial instruments, net of applicable income taxes of €1.4 million	—	4.4	—	—	4.4
Change in fair value of derivatives, net of applicable income taxes of €3.0 million	—	(8.4)	—	—	(8.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.6 million	—	4.0	—	—	4.0
Currency translation adjustment, net of applicable income taxes of €2.7 million	105.8	—	—	—	105.8

As at December 31, 2001	270.4	—	—	—	270.4
Currency translation adjustment, net of applicable income taxes of €11.1 million	(89.7)	—	—	—	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8 million	—	0.4	—	—	0.4

As at December 31, 2002	180.7	0.4	—	—	181.1
Currency translation adjustment, net of applicable income taxes of €0.7 million	(168.5)	—	—	—	(168.5)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	3.4	—	—	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.1 million	—	(2.0)	—	—	(2.0)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	(7.4)	—	(7.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	0.8	0.8

As at December 31, 2003	€12.2	€1.8	€(7.4)	€0.8	€7.4

(1)
Includes amounts related to equity method investees.

12. Commitments and Contingencies

Leases

        The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment includes the following amounts for leases that have been capitalized at December 31 (in millions):

	2003	2002
Equipment	€62.7	€54.3
Less amortization	(17.3)	(11.6)

Total leases	€45.4	€42.7

        The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

        Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2003 (in millions):

	Capital leases	Operating leases
2004	€12.1	€21.4
2005	12.3	16.1
2006	9.9	12.8
2007	6.2	5.3
2008	2.0	3.2
2009 and thereafter	5.0	7.2

Total minimum lease payments	47.5	€66.0

Amounts representing interest	(5.9)

Present value of net minimum lease payments	€41.6

Long-term portion of capital leases	30.8
Current portion of capital leases	10.8

Total capital leases	€41.6

        Rental expense for operating leases for 2003 is €32.6 million. The rental expense was €28.6 million and €25.5 million in 2002 and 2001, respectively.

Security over assets

        Assets held under capital lease have been pledged as security in relation to the liabilities under finance leases. In addition, bank borrowings of €4.5 million have been secured over land.

Other

        The European Commission is currently investigating commercial practices engaged in by Coca-Cola Hellenic Bottling Company S.A.'s subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and its bottlers in Europe. The investigation commenced in July 1999, when the European Commission visited the Company's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against the Company's Austrian subsidiary in the course of 2004. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

        The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9 million and requiring changes in the Company's commercial practices in respect of free-on-loan coolers in certain outlets in Greece. The fine relates to the Company's dealings with certain wholesalers during the period 1991-1999. The Company has appealed this decision, requesting an interim suspension of the decision. The Athens Administrative Court of Appeal has partly accepted the Company's interim application for suspension of the decision by suspending half of the amount of the fine imposed on the Company by the Greek Competition Authority. The appeal of the case is still pending. In relation to the case, one of the Company's competitors has filed a lawsuit against the Company claiming damages in the amount of €7.7 million. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

        In recent years, customs authorities in some Central and Eastern European countries have attempted to challenge the classification under which the Group imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2003, such issues were successfully resolved in the Russian Federation. The Company still has similar issues outstanding before the Polish and Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

        The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

        The tax filings of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. Additional tax is provided for by the Company in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

        At December 31, 2003, the Company had capital commitments over the next year of €54.4 million (2002: €70.4 million).

        At December 31, 2003, the Company had commitments to purchase €140.9 million (2002: €150.3 million) of raw materials over the next three years.

13. Financial Instruments

Derivative Financial Instruments

        The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Interest Rate

        The Company used interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting the Company's €555.0 million and €300.0 million fixed rate debt to a floating rate based on EURIBOR. The notional amount of the swaps is €855.0 million. During 2003, the Company used a combination of interest rate swaps and currency swaps to cover the Company's $500.0 million and $400.0 million notes issues in the US market from fixed rate US dollar denominated debt to a floating rate based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        Interest rate swap agreements are classified as current based on their six-monthly re-pricing.

        At the end of 2002, unrealized losses of €1.2 million were recorded in accumulated other comprehensive income, and were recorded in interest expense in 2003, over the life of the debt. At December 31, 2003, there were no interest rate swap agreements that qualified as cash flow hedges.

        During the year ended December 31, 2003, the Company recognized a net gain of €4.4 million (2002: net gain of €6.5 million and 2001: net loss of €1.7 million) related to interest rate swaps which do not qualify for hedge accounting. During 2001, the Company also recognized losses of €6.4 million related to cash flow hedges that had been discontinued because the underlying debt, to which these hedges related, was refinanced and replaced by new debt instruments. All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001, respectively.

        During 2003 and 2002, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the income statement through the option revaluation process. In 2003, the Company benefited from lower interest costs and, consequently, recognized a loss of €2.4 million (2002: a loss of €2.8 million) in relation to these items in the income statement.

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

        At December 31, 2003, the Company recorded €2.3 million (2002: nominal) of unrealized gains in accumulated other comprehensive income, as a result of the hedge contracts, which, if realized, will be recorded in operating expenses, when the underlying transaction affects operating results. The net fair values of the forward contracts of €3.9 million and €7.8 million at December 31, 2003 and 2002, respectively, are included within other current assets and other current liabilities.

        During 2003, the Company purchased cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes (refer to Note 7). At December 31, 2003, the fair value of the cross currency swaps represented a payable of €89.9 million. The cross currency swap payables were recorded as a long term liability, as the maturity of the instruments matched the underlying notes.

Sugar

        The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations.

        At December 31, 2003, the Company recorded €0.3 million (2002: €2.7 million) of unrealized gains in accumulated other comprehensive income, as a result of the hedge contracts, which, if realized, will be recorded in cost of goods sold, when the related sugar is utilized in 2003.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable, and derivatives.

        The Company maintains cash and cash equivalents with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company's policy to limit exposure to any one institution.

        Concentrations of customer credit risk are limited due to the large number of entities comprising the Company's customer base.

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

        Long- and short-term debt:    The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Foreign exchange contracts, interest rate swaps and options, cross currency swaps and commodity futures:    The fair values of the Company's foreign currency contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations. The fair values of foreign currency contracts and commodity contracts were insignificant at the end of each year.

        The carrying amounts and fair value of the Company's derivative financial instruments and long-term debt, at December 31, are as follows (in millions):

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate swap asset	€36.8	€36.8	€30.3	€30.3
Interest rate options	2.3	2.3	2.1	2.1
Forward foreign exchange contracts	4.9	4.9	8.0	8.0
Commodities futures contracts	0.3	0.3	2.7	2.7

Total derivative assets (current)	€44.3	€44.3	€43.1	€43.1

Derivative liabilities:
Interest rate swap liabilities	€3.5	€3.5	€9.2	€9.2
Forward foreign exchange contracts	1.0	1.0	0.2	0.2

Total derivative liabilities (current)	4.5	4.5	9.4	9.4
Cross currency swap payables (non-current)	89.9	89.9	—	—

Total derivative liabilities	€94.4	€94.4	€9.4	€9.4

Long-term debt	€1,598.8	€1,609.2	€1,150.9	€1,165.7

        The fair values of derivative financial instruments at December 31, designated as cash flow hedges are (in millions):

	2003	2002
Contracts with positive fair values:
Commodities future contracts	€0.3	€2.7
Forward foreign exchange contracts	2.6	0.2

	€2.9	€2.9

Contracts with negative fair values:
Interest rate swap liabilities	—	€(1.2)
Forward foreign exchange contracts	€(0.3)	(0.2)

	€(0.3)	€(1.4)

        The fair values of derivative financial instruments at December 31, designated as fair value hedges are (in millions):

	2003	2002
Contracts with positive fair values:
Interest rate swap assets	€28.7	€22.1
Forward foreign exchange contracts	0.6	7.8

	€29.3	€29.9

        The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, are (in millions):

	2003	2002
Contracts with positive fair values:
Interest rate swap assets	€8.1	€8.2
Interest rate options	2.3	2.1
Forward foreign exchange contracts	1.7	—

	€12.1	€10.3

Contracts with negative fair values:
Interest rate swap liabilities	€(3.5)	€(8.0)
Forward foreign exchange contracts	(0.7)	—
Cross currency swap payables	(89.9)	—

	€(94.1)	€(8.0)

14. Segment Information

        The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia), and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, the Russian Federation, Serbia and Montenegro and Ukraine.

        Coca-Cola Hellenic Bottling Company S.A.'s operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on COP. The accounting policies of Coca-Cola Hellenic Bottling Company S.A.'s reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

        There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.'s segments, nor are there significant export sales from Greece.

	2003	2002	2001
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,189.5	€2,048.7	€1,982.8
Developing	712.7	699.0	647.3
Emerging	1,115.3	1,091.7	768.0

	€4,017.5	€3,839.4	€3,398.1

COP
Established	€361.2	€311.4	€288.9
Developing	96.6	92.4	61.7
Emerging	193.0	160.9	125.7

	650.8	564.7	476.3
Depreciation and amortization
Established	117.1	103.9	153.2
Developing	63.1	67.6	83.5
Emerging	92.7	98.7	77.9

	272.9	270.2	314.6
Operating profit (loss)
Established	244.1	207.5	135.6
Developing	33.5	24.8	(21.8)
Emerging	100.3	62.2	47.9

	377.9	294.5	161.7
Interest expense
Established	39.5	53.1	27.1
Developing	7.8	14.9	14.8
Emerging	2.5	1.4	3.9
Corporate	78.2	61.1	73.6

	128.0	130.5	119.4
Intersegment interest expense	(63.3)	(60.2)	(42.1)

	64.7	70.3	77.3
Interest income
Established	2.0	2.1	4.1
Developing	9.9	16.2	13.0
Emerging	3.3	4.3	3.1
Corporate	59.6	47.9	31.1

	74.8	70.5	51.3
Intersegment interest income	(63.3)	(60.2)	(42.1)

	11.5	10.3	9.2

Income tax expense
Established	48.2	37.6	17.3
Developing	(1.2)	3.9	(19.2)
Emerging	33.7	29.7	18.4
Corporate	3.2	2.1	1.7

	83.9	73.3	18.2

Subtotal	240.8	161.2	75.4

Reconciling items:
Other expense	(7.1)	(4.2)	(6.4)
Other income	4.9	6.5	0.2
Share of income (loss) of equity method investees	4.3	4.3	(1.6)
Minority interests	(11.0)	(15.8)	(15.4)
Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0 million in 2002	—	(94.0)	—

Net income	€231.9	€58.0	€52.2

Capital expenditure
Established	€123.5	€118.2	€135.4
Developing	65.7	64.3	38.8
Emerging	151.5	118.9	83.1

	€340.7	€301.4	€257.3

	2003	2002
	(In millions, as at December 31)
Total assets
Established	3,462.6	3,589.9
Developing	1,275.1	1,581.5
Emerging	1,035.6	1,062.7
Corporate / intersegment receivables	(39.4)	(339.2)

	€5,733.9	€5,894.9

15. Shareholders' Equity

Issued Capital and Additional Paid-in Capital

        On August 19, 2003, the Company announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes, which were expensed in current period earnings.

        On October 1, 2003, the board of directors of the Company called a second extraordinary general meeting, which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Exchange was duly notified at its board meeting of November 14, 2003. As at December 31, 2003, €472.9 million of the €473.3 million had been returned to shareholders. The capital return of €473.3 million and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the global offering of notes.

        On December 23, 2003, the Company's board of directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €3.4 million. This was recorded as €0.1 million to issued capital and €3.3 million to additional paid-in capital.

        The authorized share capital of Coca-Cola Hellenic Bottling Company S.A. was increased by €2.4 million at the 2002 annual general meeting of the Company through an increase of the par value of the shares from €0.30 per share to €0.31 per share, on June 27, 2002.

        The increase resulted from the capitalization of retained earnings.

        On November 22, 2001, the authorized share capital of Coca-Cola Hellenic Bottling Company S.A. was increased by €1.5 million at an extraordinary general meeting of the Company through an increase of the par value of the shares from 100 Greek drachmas to 102.225 Greek drachmas, which equates to €0.30 per share. The increase was necessary for the conversion of the share capital into euro, as Greek law requires the minimum par value of the shares after conversion to be €0.30 per share.

Retained earnings

        Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €25.6 million (2002: €22.5 million).

16. Stock Option Compensation Plans

        The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options based on an employee's performance and service period. Options are granted at an exercise price of the average mid-price of the Company's shares at close of trading on the Athens Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        The Company follows Opinion No. 25 and related interpretations in accounting for its stock-based compensation plan. Under Opinion No. 25, to the extent options are granted with an exercise price less than the market price on date of grant, compensation expense is recognized over the vesting period. Compensation expense recorded for 2003, amounted to €0.2 million (2002: €0.3 million, 2001: nil).

        The following table summarizes information on options outstanding. The table also reflects revisions made by the Company to stock option exercise prices to reflect the impact of the re-capitalization of the Company (refer to Note 15 for further details):

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€25.06	€23.32	fully vested	—	—	—	07.11.2008	335,906
Sub Plan 2	22.71	20.97	fully vested	—	—	—	09.29.2008	30,260
Sub Plan 3	18.80	17.06	fully vested	—	—	—	12.08.2009	625,384
Sub Plan 4	16.22	14.68	fully vested	—	—	—	12.12.2010	2,456,834
Sub Plan 5	13.35	12.08	two-thirds	06.28.2004	—	—	06.27.2011	66,668
Sub Plan 6	16.05	14.53	two-thirds	12.13.2004	—	—	12.12.2011	1,742,467
2003 A Stock Option Plan	14.31	12.95	one-third	12.11.2004	12.11.2005	—	12.10.2012	478,877
2003-2004 Stock Option Plan	n/a	16.76	none	12.15.2004	12.15.2005	12.15.2006	12.14.2013	705,000

Total								6,441,396

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2003	Weighted average exercise price 2003(1)	Number of stock options 2002	Weighted average exercise price 2002(1)	Number of stock options 2001	Weighted average exercise price 2001(1)
Outstanding on January 1	5,724,958	€15.40	5,896,488	€15.40	—	n/a
Granted(2)	1,423,900	14.84	—	n/a	5,896,488	€15.40
Exercised	(256,681)	13.14	—	n/a	—	n/a
Forfeited	(450,781)	14.59	(171,530)	15.50	—	n/a

Outstanding on December 31	6,441,396	€15.42	5,724,958	€15.40	5,896,488	€15.40

Exercisable on December 31	4,826,028	€15.52	3,475,202	€16.01	1,744,157	€17.25

(1)
Reflects adjustment in the exercise prices due to re-capitalization

(2)
Including converted stock appreciation rights (SARs)—refer to Note 17 for further details

        The Company adopted the employee stock option plan on December 13, 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in Coca-Cola Beverages plc. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

        At the date of the conversion to stock options, December 13, 2001, there were 7,201,355 stock appreciation rights outstanding with exercise prices ranging from €12.08 to €23.32 (adjusted for the re-capitalization—refer to Note 15 for further details). The holders of these rights would have received a payment equal to the difference between the exercise price and the market value of a Coca-Cola Hellenic Bottling Company S.A. share at the date of exercise. These rights have been accounted for as stock appreciation rights payable in cash, and the Company recorded compensation expense of less than €0.1 million for each of the years ended December 31, 2001 and 2000. The accrued liability at the date of conversion, less than €0.1 million, was reclassified to additional paid-in capital.

        Pro forma information regarding net income and earnings per share is required by Statement No. 123, Accounting for Stock-Based Compensation ("Statement No. 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement.

        The following table for the years ended December 31, illustrates the effect on net income and earnings per share, if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation:

	2003	2002	2001
	(In millions, except per share numbers)
Net income as reported	€231.9	€58.0	€52.2
Add: Stock option employee compensation expense included in net income	0.2	0.3	—
Deduct: Total stock option compensation expense determined under fair value based method for all awards	(6.3)	(11.4)	(9.8)

Pro forma net income	€225.8	€46.9	€42.4

Earnings per share:
Basic and diluted—as reported	€0.98	€0.25	€0.22
Basic and diluted—pro forma	€0.95	€0.20	€0.18

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

        The following table summarizes the fair value (weighted average) of stock options granted in 2003 and 2001 (no stock options were granted in 2002). The fair value of each option grant was calculated on the date of grant using the Black-Scholes stock option pricing model with the following assumptions (weighted average):

Year ended December 31	2003	2002	2001
Weighted average fair value of options granted	€5.26	—	€6.68
Risk free interest rates	4.00%	n/a	5.25%
Expected volatility	30%	n/a	32%
Dividend yield	1.3%	n/a	1.0%
Expected life	7.5 years	n/a	7.5 years

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

17. Stock Appreciation Rights

        The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (SARs), based on an employee's performance and service period. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the difference between the market price of Coca-Cola Hellenic Bottling Company S.A.'s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        The following table summarizes information on SARs outstanding. The table also reflects revisions made by the Company to the SARs exercise price to reflect the impact of the re-capitalization of the Company:

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2003	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan
1998 A	€25.06	€23.32	fully vested	—	—	—	07.11.2008	165,240
1998 B	22.71	20.97	fully vested	—	—	—	09.29.2008	7,999
1999	18.80	17.06	fully vested	—	—	—	12.08.2009	208,768
2000	16.22	14.68	fully vested	—	—	—	12.12.2010	292,700
2001	16.05	14.53	two-thirds	12.13.2004	—	—	12.12.2011	123,700
2002	14.31	12.95	one-third	12.11.2004	12.11.2005	—	12.10.2012	19,500
2003-2004	n/a	16.76	none	12.15.2004	12.15.2005	12.15.2006	12.14.2013	20,000

Total								837,907

        A summary of SARS activity under all plans is as follows:

	Number of SARs 2003	Weighted average exercise price 2003(3)	Number of SARs 2002	Weighted average exercise price 2002	Number of SARs 2001	Weighted average exercise price 2001(3)
Outstanding on January 1	1,631,828	€15.30	1,304,867	€17.15	5,472,057	€16.45
Granted	20,000	16.76	738,400	12.95	322,200	13.16
Exercised	—	n/a	(4,167)	14.68	—	n/a
Converted into stock options	(718,900)	12.95	—	n/a	(3,919,188)	15.84
Forfeited	(95,021)	18.14	(407,272)	16.97	(570,202)	17.19

Outstanding on December 31	837,907	€17.02	1,631,828	€15.30	1,304,867	€17.15

Exercisable on December 31	763,674	€17.24	700,328	€17.96	690,069	€18.98

(3)
Reflects adjustments in the exercise price due to re-capitalization.

        The compensation expense relating to SARs recorded for 2003 amounted to €0.9 million (2002: nil, 2001: €0.1 million).

18. Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2003	2002	2001
Numerator (euros):
Net income	€231.9	€58.0	€52.2
Denominator (number of shares):
Basic and diluted average ordinary shares outstanding	236.7	236.7	236.7

19. Other Income

        Other income of €4.9 million in 2003 consists of €4.4 million of gains on interest rate swaps that were not eligible for hedge accounting (2002: €6.5 million and 2001: nil) and exchange gains of €0.5 million (2002: nil and 2001: €0.2 million).

20. Other Expense

        Other expense of €7.1 million in 2003 consists of costs of associated with the capital return of €6.1 million and exchange losses of €1.0 million (in 2002, exchange losses of €1.4 million and losses on valuation of options of €2.8m, and in 2001, losses on interest rate swaps of €6.4 million).

21. Related Party Transactions

The Coca-Cola Company

        As at December 31, 2003, The Coca-Cola Company indirectly owned 23.9% of the issued shares of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic

Bottling Company S.A. to be a "key bottler", and has entered into bottler's agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.'s countries. All the bottler's agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottler's ("SIB") agreements. The bottler's agreements for Austria, Italy (Northern and Central), Greece, Republic of Ireland and Northern Ireland are The Coca-Cola Company's standard European Union SIB agreements and differ from the SIB agreements for the other countries only to the extent necessary to comply with European Union legislation. The terms of the bottler's agreements grant Coca-Cola Hellenic Bottling Company S.A.'s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company S.A. is obliged to purchase all its requirements for concentrate for The Coca-Cola Company's beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company's discretion, until 2023.

        The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.'s countries. The Coca-Cola Company has authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

        Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €904.3 million, €836.2 million and €746.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Coca-Cola Company makes discretionary marketing contributions to Coca-Cola Hellenic Bottling Company S.A.'s operating subsidiaries. The participation in shared marketing agreements is at The Coca-Cola Company's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programs to promote The Coca-Cola Company's beverages. Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €41.2 million, €72.6 million and €57.7 million for the years ended December 31, 2003, 2002 and 2001 respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2003, such contributions totaled €19.0 million as compared to €30.4 million and €49.9 million in 2002 and 2001, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2003, these contributions totaled €22.2 million, compared with €42.2 million and €7.8 million in 2002 and 2001, respectively. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company's discretion, will not necessarily be the same from year to year.

        In addition, support payments received from The Coca-Cola Company for the placement of cold drink equipment was €22.5 million, €18.3 million and €2.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company purchased €1.0 million of fixed assets from The Coca-Cola Company in the year ended December 31, 2002. No fixed assets were purchased in the years ended December 31, 2003 or 2001.

        During the year, the Company sold €7.0 million of finished goods and raw materials to The Coca-Cola Company (2002: €21.3 million, 2001: nil).

        Other income primarily comprises a toll-filling relationship in Hungary of €4.9 million (2002 and 2001: nil) and rent, facility and other costs of €6.8 million (2002: €2.0 million, 2001: €10.0 million). Other expenses relate to facility costs charged by The Coca-Cola Company, a toll-filling relationship and shared costs. These other expenses amounted to €14.6 million (2002: €1.8 million, 2001: €3.7 million). With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        On November 23, 2001, the Company completed the purchase from The Coca-Cola Company of the bottling operations in the Russian Federation (Star Bottling Limited (Cyprus) and the 40% equity stake held by The Coca-Cola Company in Coca-Cola Molino Beverages Limited). In addition, on January 2, 2002 Coca-Cola Hellenic Bottling Company S.A. completed the purchase of the bottling operations in the Baltic States of Estonia, Latvia and Lithuania. Cash consideration of €27.3 million was paid to The Coca-Cola Company in December 2001. The remaining balance on the acquisitions of €106.8 million was paid in August 2002. Interest expense included interest paid to The Coca-Cola Company amounting to €3.5 million for the year ended December 31, 2002 and €0.5 million for the year ended December 31, 2001. There was no interest payable in respect of the year ended 2003.

        In 2003, the Company received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the water brand trademark "Dorna" in 2003. The remainder related to the sale of the water brand trademark "NaturAqua" in 2002. The consideration received for "NaturAqua" has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied. As at December 31, 2003, €4.2 million (2002: €5.3 million) was included in deferred income in the balance sheet.

        At December 31, 2003, the Company had a total of €49.3 million (2002: €68.1 million and 2001: €47.1 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €68.4 million (2002: €75.2 million and 2001: €264.5 million including loan notes).

The Kar-Tess Group

        The Kar-Tess Group owned 30.3% of the issued shares of Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2003. This reflected a reduction of 9.4% from the 39.8% held at December 31, 2002, due to the transfer on November 18, 2003 of shares from Kar-Tess Holding S.A. (a member of The Kar-Tess Group) to individuals and entities who were either shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them.

        Purchases from the Kar-Tess Group amounted to €4.1 million for the year ended December 31, 2001. These transactions were primarily for raw materials and were conducted on an arms length basis. There were no such transactions in 2003 or 2002.

Frigoglass S.A.

        Frigoglass S.A., a company listed on the Athens Exchange, is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics. Frigoglass S.A. is related to Coca-Cola Hellenic Bottling Company S.A. by way of 44.1% ownership by The Kar-Tess Group. Frigoglass S.A. has a controlling interest in

Frigoglass Industries (Nigeria) Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has an 18.0% effective interest, through its investment in Nigerian Bottling Company plc.

        Under an agreement dated June 24, 1999, the Company is obliged to obtain at least 60% of its annual requirements for coolers glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. This agreement was due to expire on December 31, 2004, but has been extended, as described in Note 23, Subsequent Events (Unaudited) Occurring after the Date of the Audit Report. Coca-Cola Hellenic Bottling Company S.A. has the status of most favored customer of Frigoglass S.A., on a non-exclusive basis.

        Purchases from Frigoglass S.A. and its subsidiaries amounted to €155.6 million, €131.1 million and €83.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2003, the Company owed €9.5 million (2002: €10.9 million) and was owed €0.3 million (2002: €0.2 million).

Beverage Partners Worldwide

        Beverage Partners Worldwide is a fifty-fifty joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €21.4 million, €14.6 million and €7.6 million for the years ended December 31, 2003, 2002 and 2001 respectively. At December 31, 2003, the Company was owed €1.2 million (2002: €1.5 million) and owed €0.1 million (2002: €0.3 million).

Leventis Overseas and AG Leventis (Nigeria) PLC

        Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2003, our Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totaling €18.3 million (2002: €24.0 million) and incurred rental expenses of €1.0 million (2002: €1.0 million). At December 31, 2003, the Company owed €0.9 million (2002: €0.7 million) and was owed €0.1 million (2002: €0.4 million).

Plias S.A.

        Plias S.A. is related to the Company by way of some common shareholdings. During the year, the Company sold €14.9 million (2002: €12.2 million) of finished goods to Plias S.A. and its subsidiaries and purchased €1.1 million (2002: nil) of coolers, from Plias S.A. The Company did not receive any contributions towards marketing activities (2002: €0.8 million). At December 31, 2003, Plias S.A. and its subsidiaries owed €6.3 million to the Company (2002: €7.2 million).

        On December 30, 2003, the Company completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Cash consideration of €6.2 million was paid to Plias S.A. in December 2003.

Other Coca-Cola Bottlers

        In 2003, the Company purchased €1.1 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence (2002: €3.0 million, 2001: nil). At December 31, 2003, the Company owed €0.2 million (2002: nil).

Brewinvest S.A.

        The Company has a 50% interest in a joint venture, Brewinvest S.A. a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. There were no significant transactions with the Company during the year.

22. Subsequent Events Occurring Prior to the Date of Audit Report

        On January 28, 2004, the Company completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2 million (excluding costs).

23. Subsequent Events (Unaudited) Occurring After the Date of Audit Report

        On June 8, 2004, the Company extended its supply agreement with Frigoglass S.A. to December 31, 2008. The extension has substantially the same terms as the agreement dated June 24, 1999 which was due to expire on December 31, 2004.

        On June 23, 2004, the Company announced a tender offer for the outstanding €555.0 million 5.25% Eurobond maturing on June 27, 2006. The cash offer will be financed through the issue, outside the United States, of new Euro-denominated notes.

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8 FINANCIAL INFORMATION
  ITEM 9 THE OFFER AND LISTING
  ITEM 10 ADDITIONAL INFORMATION
  ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15 CONTROLS AND PROCEDURES
  ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B CODE OF ETHICS
  ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES
  ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
SIGNATURES
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Income
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Shareholders' Equity
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Shareholders' Equity
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Cash Flows
Coca-Cola Hellenic Bottling Company S.A. Notes to Consolidated Financial Statements