Form 20-F
period 2004-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2005-06-30
CIK 1190713

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

        Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2004, the close of the period covered by the annual report:

238,260,129 ordinary shares of nominal value €0.50 per ordinary share

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

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, "Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". In some cases, we use words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, "Risk Factors" included elsewhere in this annual report.

        We believe that, as of the date of this annual report, these forward-looking statements are reasonable. However, we cannot assure you that our future results, level of activity, performance or achievements will meet the expectations reflected in the forward-looking statements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. This annual report includes our audited consolidated balance sheets as at December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004.

        For Greek statutory purposes, we were required to prepare financial statements in accordance with Greek statutory accounting principles with respect to the fiscal year ended December 31, 2004 and submit these to the Athens Stock Exchange. These statutory financial statements differ from our consolidated financial statements prepared under US GAAP and included in this annual report. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective as of January 1, 2005.

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

        You should read Item 3A, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, the translations of euro into US dollars have been made at a rate of €1.00 = $1.2127, being the exchange rate between the euro and the US dollar as of June 10, 2005.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

        The summary financial information set forth below (excluding unit case volume and the ratio of earnings to fixed charges) for the five year period ended December 31, 2004 has been derived from our audited consolidated financial statements prepared in accordance with US GAAP. Our consolidated balance sheets as at December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 are included elsewhere in this annual report.

        We define cash operating profit, or COP, as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairments and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summary financial information together with Item 5, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2004(1)	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
	(amounts in millions except for sales volume data in units, per share data in euro or dollars and ratio of earnings to fixed charges)
Statement of operations data:
Net sales revenue	$5,095.6	€4,201.9	€4,017.5	€3,839.4	€3,398.1	€1,987.9
Cost of goods sold	(3,032.8)	(2,500.9)	(2,443.6)	(2,366.4)	(2,083.9)	(1,264.7)
Gross profit	2,062.8	1,701.0	1,573.9	1,473.0	1,314.2	723.2
Selling, delivery and administrative expenses	(1,551.3)	(1,279.2)	(1,196.0)	(1,178.5)	(1,074.7)	(572.7)
Amortization of intangible assets	—	—	—	—	(77.8)	(29.4)
Operating profit	511.5	421.8	377.9	294.5	161.7	121.1
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	—	—	(94.0)	—	—
Net income	330.0	272.1	231.9	58.0	52.2	37.2
Other operating data:
Unit cases volume	1,404.0	1,404.0	1,349.5	1,256.2	1,043.4	610.2
Cash operating profit (COP)	$859.6	€708.8	€650.8	€564.7	€476.3	€291.5
Ratio of earnings to fixed charges	5.6	5.6	5.4	3.9	2.0	3.1
Net cash provided by operating activities	593.9	489.7	579.4	350.8	406.0	229.5
Net cash used in investing activities	(390.1)	(321.7)	(409.2)	(471.8)	(303.2)	(497.4)
Net cash (used in) provided by financing activities	(211.0)	(174.0)	(227.7)	92.1	(102.8)	340.0
Reconciliation of net income to cash operating profit:
Net income	330.0	272.1	231.9	58.0	52.2	37.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	—	—	94.0	—	—
Minority interests	15.9	13.1	11.0	15.8	15.4	4.3
Share of (income) loss of equity method investees	(6.3)	(5.2)	(4.3)	(4.3)	1.6	11.4
Income tax expense	93.8	77.4	83.9	73.3	18.2	35.8
Other expenses	10.1	8.3	7.1	4.2	6.4	12.1
Other income	(5.1)	(4.2)	(4.9)	(6.5)	(0.2)	—
Gain on sale of investment	—	—	—	—	—	(24.7)
Interest income	(8.0)	(6.6)	(11.5)	(10.3)	(9.2)	(5.2)
Interest expense	81.1	66.9	64.7	70.3	77.3	50.2

Operating profit	$511.5	€421.8	€377.9	€294.5	€161.7	€121.1
Plus:
Amortization of intangible assets(2)	—	—	—	—	77.8	29.4
Depreciation of property, plant and equipment	343.7	283.4	272.9	270.2	236.8	141.0
Impairment of property, plant and equipment	4.4	3.6	—	—	—	—

Cash operating profit (COP)	$859.6	€708.8	€650.8	€564.7	€476.3	€291.5

Share and per share data:
Average ordinary shares outstanding	236,958,191	236,958,191	236,674,925	236,668,596	236,668,596	179,660,069
Net income per ordinary share: basic	$1.39	€1.15	€0.98	€0.25	€0.22	€0.21
Net income per ordinary share: diluted	$1.39	€1.14	€0.98	€0.25	€0.22	€0.21
Cash dividends proposed per ordinary share(3)	$0.34	€0.28	€0.20	€0.19	€0.18	€0.18
Capital return declared per ordinary share(4)	$—	€—	€2.00	€—	€—	€—
Balance sheet data:
Franchise rights, net	$2,410.1	€1,987.4	€1,948.4	€2,017.4	€2,108.5	€2,108.8
Share capital	144.4	119.1	118.5	73.4	71.0	69.5
Total assets	7,223.7	5,956.7	5,733.9	5,894.9	6,038.4	5,710.1
Net assets	3,105.7	2,561.0	2,256.3	2,713.2	2,787.2	2,670.7
Long-term debt, less current portion	1,727.6	1,424.6	1,302.9	950.9	1,184.2	1,107.2

(1)
Convenience translation figures are translated at the June 10, 2005 noon buying rate for euro of €1.00 = $1.2127. The translation to US dollars has been provided solely for the purposes of convenience, and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
During the year ended December 31, 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, and ceased amortization of goodwill and other indefinite-lived intangible assets. Amortization of intangible assets for the year ended December 31, 2001 and 2000 was €77.8 million and €29.4 million, respectively.

(3)
The proposed dividends for the years ended December 31, 2000 to December 31, 2004, were declared and paid in the subsequent year.

(4)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

Exchange rate information

        The table below shows the low, high, average and period-end noon buying rates for 2001, 2002, 2003 and 2004 in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The rates for the year 2000 have been derived by converting the noon buying rate for drachma into euro at the fixed conversion rate of €1.00 = GRD340.75. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2000	0.83	1.03	0.94	0.92
2001	0.84	0.95	0.89	0.89
2002	0.86	1.05	0.95	1.05
2003	1.04	1.26	1.13	1.26
2004	1.18	1.36	1.24	1.35

        The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

Month	Low	High	Average	End of Period
December 2004	1.32	1.36	1.34	1.35
January 2005	1.30	1.35	1.31	1.30
February 2005	1.28	1.33	1.30	1.33
March 2005	1.29	1.35	1.32	1.30
April 2005	1.28	1.31	1.29	1.29
May 2005	1.23	1.29	1.27	1.23
June 2005 (through June 10, 2005)	1.21	1.23	1.22	1.21

Dividend and dividend policy

        Our articles of association and Greek corporate law govern the payment of dividends. Dividends are paid to our shareholders out of net income. The relevant amounts are calculated based on our unconsolidated financial statements. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective as of January 1, 2005. Prior to the payment of any dividends, we are required by Greek law to allocate an amount of at least 5% of our net income (on an unconsolidated basis) to a statutory reserve account until this reserve equals at least one-third of our total share capital. The total amount to be distributed with respect to any financial year must not be less than 35% of net income (on an unconsolidated basis and after first subtracting any allocation to the abovementioned statutory reserve account) or 6% of paid-up share capital, whichever is higher. These statutory provisions may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

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

        As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate for our dividend policy to also evolve for the benefit of our shareholders. Consequently, we declared a dividend for 2004 of €0.28 per share, a 40% increase over the dividends declared in 2003. We will seek to maintain dividends within a pay-out ratio of 20-30% which approximates a dividend per share increase of 5% per annum.

        The following table shows the amounts paid to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future. Dividends are paid to our shareholders out of net income.

	Per ordinary share
			Total(1)
Year
	€	$(2)	€	$(2)
			(in millions)
2000	0.176	0.214	41.7	50.5
2001	0.180	0.218	42.6	51.7
2002	0.190	0.230	45.0	54.5
2003	0.200	0.243	47.4	57.5
2004	0.280	0.340	66.7	80.9

(1)
Based on the actual number of ordinary shares in issue as of the dividend record date.

(2)
The US dollar amounts are based on the noon buying rate for euro on June 10, 2005, which was €1.00 = $1.2127.

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

Risks relating to our relationship with The Coca-Cola Company and The Kar-Tess Group

If The Coca-Cola Company exercises its right to terminate our bottler's agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler's agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

        Our bottler's agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 93% of our total sales volume in 2004. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottler's agreements with The Coca-Cola Company covering each of our territories. The bottler's agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

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

        Our bottler's agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our eight countries that recently entered the European Union in order to bring concentrate prices in those countries in line with the rest of the European Union. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottler's agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in some of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

        We cannot assure that The Coca-Cola Company's objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottler's agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        The Kar-Tess Group currently owns approximately 30.2% and The Coca-Cola Company currently indirectly owns approximately 23.8% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. In connection with our merger with Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders' agreement at over 50% of our outstanding share capital and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22%. Under their shareholders' agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, based on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of 12 members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2008. However, at any time the parties may agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2008, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

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

        We believe that the non-CSD category offers significant growth potential. We intend, together with The Coca-Cola Company, to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to spend significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales, distribution development and/or business acquisitions. We cannot assure you that The Coca-Cola Company will successfully develop and promote new non-CSD brands or that we will be able to increase our sales of new non-CSD products. If we are unable to expand in the non-CSD category, our growth prospects may be harmed.

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

        Our emerging countries in Eastern Europe were significantly affected by the financial crisis in the Russian Federation in 1998. In that case, high inflation combined with a sharp devaluation of the Russian ruble against the US dollar and a decrease in disposable income drastically reduced consumer purchasing power and, in turn, demand for our products. While economic and financial conditions in the Russian Federation and in most of our emerging countries have significantly improved following a period of financial and economic instability between 1998 and 2000, these Eastern European countries are still characterized by economic uncertainty. In 2003 and 2004, Nigeria faced political, social and economic unrest, including prolonged strikes and several fuel shortages, which all together adversely affected our sales volume in that country, which has continued to face the risk of political, social and economic instability. In addition, certain of our developing countries, despite their recent entry into the European Union and macro-economic improvement, continue to remain subject to economic volatility from time to time.

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

        The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices in respect of placing coolers in certain locations and lending them free of charge. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. The complainants in the initial proceedings before the Greek Competition Authority also filed a counter-appeal against the Greek Competition Authority's decision, challenging the dismissal of part of their complaints by such authority. On June 16, 2004, the Athens Administrative Court of Appeal issued its decision partly upholding our appeal. In particular, the Court of Appeal decided to reduce the amount of the fine to €1.8 million and upheld the required changes to our commercial practices with respect to coolers. The counter-appeals filed against us were rejected. In relation to this court decision, one of our competitors filed a lawsuit against us claiming €7.7 million in compensation for damages which he allegedly sustained as a result of the commercial practices of our company described above. On June 29, 2005, The Greek Competition Authority requested us to provide information regarding our commercial practices as a result of a complaint by a third party regarding our level of compliance with its decision of January 25, 2002. At this time we cannot predict if the Greek Competition Authority will take any further action. In its decision dated January 25, 2002, the Greek Competition Authority indicated that it also intends to review our commercial practices in the future consumption channel and with key accounts in Greece. To date, we have received no further notification from the Greek Competition Authority with respect to this review. You should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information.

        We cannot predict if competition law enforcement by the European Union or national competition authorities will result in significant fines being imposed upon us or result in adverse publicity, or require us to change our commercial practices or whether related private lawsuits could require us to pay significant amounts in damages. Any of these outcomes could limit our competitiveness and adversely affect our operating results.

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

        In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium CSD brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. The entry into the European Union of all but one of our developing countries will increase their exposure to such imports from other European Union countries. In addition, the enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at low prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

        If there is a change in our competitors' pricing policies, an increase in the volume of cheaper competing products imported into our countries or the introduction of new competing products or brands, including private label brands, and if we fail to effectively respond to such actions, we may lose customers and market share and/or the implementation of our pricing strategy may be restricted, in which case our results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which we depend to distribute our products in certain countries, could lower our profitability and harm our ability to compete.

        We derive a large and increasing proportion of our revenues from sales of our products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. We expect such sales to continue to represent a significant portion of our revenues. Most of our countries are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers are expanding their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

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

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of, among other things, concentrate, which amounted to €857.7 million in 2004, are priced predominantly in euro and US dollars, while we sell our products in countries other than Austria, Greece, Italy and the Republic of Ireland in local currencies. We cannot assure that we will be able to hedge against the long-term effects of this foreign exchange exposure. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 29.1% of our net sales revenue in 2004. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to transfer the profits that we earn out of these countries.

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

        The enlargement of the European Union has resulted in the application in all but one of our developing countries of EU labor, tax, accounting and environmental regulations, which could lead to an increase in our compliance costs and make compliance more complicated, at least in the short-term.

If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

        Under our bottler's agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company's trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, the Russian Federation and Belarus have in the past five years challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian, Belarusian, Polish and Russian customs authorities have since conceded that the current classification is accurate. However, there are still other similar cases pending before Romanian courts. Romanian customs authorities have so far issued unfavorable decisions, all of which we have appealed to more senior administrative levels. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information on these disputes.

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

The Athens Stock Exchange may be less liquid than other major exchanges, and may exhibit volatility, which may adversely affect your ability to trade our ordinary shares.

        The principal trading market for our ordinary shares is the Athens Stock Exchange, or the ATHEX. The ATHEX may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2004, the average daily trading volume on the ATHEX was approximately €140.8 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €3.6 million. By comparison, in 2003, the average daily trading volume on the ATHEX was approximately €142.0 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €4.4 million.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

        We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, is headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. Hellenic Bottling Company S.A.'s shares were listed on the Athens Stock Exchange in July 1991 and it became one of the largest non-financial companies listed in Greece. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its merger with Coca-Cola Beverages plc in August 2000.

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

        We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing has increased our visibility to the international investment community and enhanced our comparability with our international peer group.

        Since 2002, we have expanded our presence in the non-CSD category. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004), and we developed the NaturAqua mineral water brand in Hungary. We acquired jointly with The Coca-Cola Company Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), and the Multon group, a leading Russian fruit juice producer (April 2005). We also acquired Bottling Company Mineral Waters—Bankya—EOOD, a Bulgarian mineral water company (June 2005). We have agreed to sell the Bankia trademark to The Coca-Cola Company in due course.

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

B. Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company which accounted for approximately 93% of our sales volume in 2004. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 26 countries with a total population of more than 535 million people (including our equity investment in Brewinvest S.A.). In 2004, we sold approximately 1.4 billion unit cases, generating net sales revenue of €4.2 billion.

        Our products include carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas and coffees. In 2004, CSDs accounted for 78% and non-CSDs accounted for 22% of our sales volume, as compared, respectively, to 81% and 19% in 2003 and 85% and 15% in 2002. We offer our products in a range of flavors and package combinations which vary from country to country.

        We are one of The Coca-Cola Company's key bottlers, that is, bottlers in which The Coca-Cola Company has a significant equity interest and which The Coca-Cola Company regards as strategic partners based on factors such as size, geographical diversification and financial and management resources. We believe that our success and the success of the products of The Coca-Cola Company in our markets rely in large part upon the alignment of strategic objectives between us and The Coca-Cola Company, with the two companies working together and combining their respective skills and assets to maximize opportunities to increase sales and profits in the countries in which we operate. As part of this relationship, we work together with The Coca-Cola Company such that The Coca-Cola Company has primary responsibility for consumer marketing and brand promotion, while we produce, sell and distribute the products of The Coca-Cola Company and execute customer marketing at the points of sale.

        Under our bottler's agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 93% of our total sales volume in 2004, with the Coca-Cola brand, the world's most recognized brand, representing approximately 43% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite and Coca-Cola light (which we sell in some of our countries under the diet Coke trademark). Our core brands together accounted for approximately 70% of our total sales volume in 2004. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

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

Substantial scale benefits

        We are the second largest bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and market capitalization, operating in 26 countries with a total population of over 535 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

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

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2004, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 84.2 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who consume more CSDs. However, many of our developing and emerging countries are subject to economic and political volatility that may limit our ability to achieve growth in such countries.

Modern business infrastructure

        Since 2000, we have invested in excess of €1.5 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Our strategy

        Our objective is to maximize shareholder value over time. Our management also uses four key measures to evaluate our performance: profitable volume growth, growth in operating profit, growth in COP, and return on invested capital, or ROIC.

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

  •
  to create superior sustainable returns.

Building a world-class organization

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 38,000 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of our financial objectives and the creation of shareholder value.

        Operating across 26 countries has taught us that our local employees are in the best position to evaluate the particular circumstances of each market category and address its specific needs. Accordingly, throughout our operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including our country and local managers. We believe that this fosters a high degree of innovation and responsiveness to our customers.

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

Improving efficiency and optimizing use of capital

        We have benefited in several ways from the increase in the size of our company over the past four years:

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

        In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices and our mineral water, Avra, in Greece, our Römerquelle mineral water in Austria and our Deep River Rock packaged water in the Republic of Ireland and Northern

Ireland. We also distribute certain CSD and non-CSD products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

        In 2004, CSD beverages of The Coca-Cola Company accounted for 77% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 16%, and other beverages, principally our Amita juices and Avra, Deep River Rock and Römerquelle waters, accounted for approximately 7%. The following table sets forth our top five brands in 2004 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2004 as a percentage of total sales volume
Coca-Cola	43
Fanta	15
Sprite	7
Coca-Cola light	6
Bonaqua / Bonaqa	5

76

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

Products licensed by The Coca-Cola Company (CSDs)	Products licensed by The Coca-Cola Company (Non-CSDs)	Products licensed by others	Our own products	Third-party products distributed by us
Coca-Cola / Coke	Bankia	Almdudler	Amita	Granini
Coca-Cola light / Coke light	Bistra	Nestea(1)	Avra	Guinness(5)
diet Coke	Bonaqa / Bonaqua	Dr. Pepper(2)	Deep River Rock	Heineken(5)
Cherry Coca-Cola	BPM	Schweppes(2)	Fruice	Okocim
Coca-Cola light with lemon	Burn	Tuborg Soda and	Frulite	Sió
diet Coke with lemon	Cappy	Tonic Water(3)	Lyttos	Vittel
Vanilla Coke	Cristalina	Valvert(4)	Markusquelle
Fanta	Dobry		Römerquelle
Fanta light	Dorna		Tanora
Sprite	Eva		Zelita
Sprite light	Five Alive
Sprite Zero	Hi-C
Ali	Izvorul Alb
Cappy Sprizz	Kropla Beskidu
Fresca	Matúsov Prameo
Frisco	Mickey's Adventure
Fruktime	Minute Maid
Frutina	Multivita
Kinley	NaturAqua
Krest	Nico
Lift	Oasis
Lilt	Olimpija
Limca	Oyu
Linnuse	Poiana Negri
Mezzo Mix	PowerAde
Pilskalina	Rich
Rosa
Valser

(1)
We produce, sell and distribute Nestea under a license from Beverage Partners Worldwide.

(2)
We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(3)
We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(4)
We produce, sell and distribute Valvert under a license from Nestlé S.A.

(5)
We distribute Guinness in the Republic of Ireland and Heineken in Switzerland, the Republic of Ireland and the Former Yugoslav Republic of Macedonia.

Our operations

        Our territories encompass whole countries, except Italy, where our territory encompasses the northern and central parts of the country, and Northern Ireland, the only region of the United Kingdom in which we operate.

        The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2004.

	Our CSD servings per capita in 2004(1)	Total CSD servings per capita in 2004(1)(2)	Our CSD category share in 2004 (%)(2)	Our total (CSD and non-CSD) volume (million unit cases) in 2004(3)	Country (or, if different, territory) population (million) in 2004	GDP per capita ($) in 2004(4)
Established:
Italy (Northern and Central)	102.6	214.5	47.8	177.5	38.7	28,850
Greece	194.9	241.3	80.8	146.3	10.7	18,300
Austria	159.1	368.8	43.1	89.7	8.2	35,221
Switzerland	160.0	329.2	48.6	77.1	7.3	49,013
Ireland (Republic & Northern)	267.3	461.7	57.9	69.5	5.8	41,447

Established countries(5)	142.5	268.5	53.1	560.1	70.7	31,114
Developing:
Poland	51.3	170.7	30.0	98.0	38.2	6,325
Hungary	122.8	289.0	42.5	69.2	10.0	10,190
Czech Republic	71.6	550.7	13.0	42.3	10.2	10,110
Croatia	111.9	170.9	65.5	23.5	4.4	7,665
Slovakia	45.3	304.4	14.9	14.4	5.4	7,787
Lithuania	38.8	150.7	25.7	6.5	3.5	6,220
Latvia	44.0	108.8	40.4	5.3	2.3	5,470
Estonia	69.7	137.1	50.9	5.1	1.4	7,879
Slovenia	47.1	157.9	29.8	4.0	2.0	16,187

Developing countries(5)	65.7	241.7	30.9	268.3	77.4	7,755
Emerging:
Russian Federation	23.8	133.1	17.8	188.7	144.2	3,849
Nigeria	20.2	32.5	62.1	130.1	136.5	475
Romania	78.7	181.1	43.5	106.0	21.7	3,290
Ukraine	16.7	123.1	13.6	44.0	47.2	1,469
Serbia and Montenegro	88.7	189.4	46.8	38.8	10.5	2,130
Bulgaria	92.7	256.6	36.1	35.3	7.7	3,112
Bosnia and Herzegovina	68.9	118.2	58.3	13.1	4.2	1,931
Belarus	20.3	99.4	20.4	10.7	9.9	1,910
Former Yugoslav Republic of Macedonia	92.6	206.6	44.8	8.7	2.0	2,591
Armenia	31.7	51.1	62.0	4.1	3.1	1,181
Moldova	6.8	65.6	10.4	1.4	3.6	744

Emerging countries(5)	28.5	101.4	36.3	580.9	390.6	2,164

All countries (pro forma)(5)	48.8	143.5	37.7	1,409.3	538.7	6,764

Plus: Exports				3.4
Less: Brewinvest S.A.(6)				(8.7)

All countries (reported)				1,404.0

Sources: Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria, Bosnia and Herzegovina and Armenia, for which such information cannot be obtained from CANADEAN. In addition, the following adjustments have been made to category share numbers:

  •
  Our CSD category share in Greece consists of our 76.6% share relating to products of The Coca-Cola Company and our 4.2% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from CANADEAN.

  •
  The CANADEAN CSD data for Switzerland does not currently include our product, Ali. Incorporating the effect of Ali, based on our internal estimates, in both category share and total CSD balances, increases our category share from 47.3 to 48.6.

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

(2)
In the case of our Italian territory, information on CSD category share and GDP per capita relates to Italy as a whole as such information can be obtained from independent sources only with respect to the entire country. As a result, our estimate of total CSD servings per capita in our Italian territory is based on our CSD servings per capita and externally available CSD category share information.

(3)
One unit case corresponds to 24 servings of eight US fluid ounces.

(4)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constitute our Italian territory. The GDP per capita of reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(5)
Population-weighted average for all territories in the category.

(6)
The results of Brewinvest S.A., a joint venture of which we own 50% that is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income (loss) of equity method investees.

We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging and developing countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established countries. For example, the population-weighted average servings of CSDs per capita was 101.4 in our emerging countries and 241.7 in our developing countries in 2004. In contrast, the population-weighted average servings of CSDs per capita was 268.5 in our established countries in 2004.

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

        The most important trend generally affecting the future consumption channel in our established countries is increasing concentration of the retail sector. At the same time, we see many opportunities for further growth in the more profitable immediate consumption channel in these countries where we continue to see opportunities to extend our penetration of small retail outlets, specialized consumption venues and at work. In addition, activation at the final point of sale is a key focus of our sales and marketing efforts in these countries.

        In 2004, we took certain initiatives to consolidate our manufacturing network by rationalising sites, including through consolidation, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on our established countries, in particular, the Republic of Ireland and Northern Ireland and Austria.

        Net sales revenue in our established countries amounted to €2,048.7 million in 2002, €2,189.5 in 2003 and €2,244.9 million in 2004, which accounted for 53.4%, 54.5% and 53.4% of our total net sales revenue in 2002, 2003 and 2004, respectively.

Italy (Northern and Central)

        In Northern and Central Italy, a territory that encompasses approximately two-thirds of the Italian population, we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 47.8% in 2004. CSD per capita consumption in our Italian territory is lower than in any of our other established countries and consumption growth of non-CSDs, particularly mineral waters, teas and juices, continues to increase more rapidly than that of CSDs. We believe that the low per capita consumption of CSDs in Italy relative to our other established countries represents a significant growth opportunity.

        While total volume in 2004 in our Italian operation dropped 1.3% against 2003, we were able to increase our CSD category share. This was against difficult market conditions caused mainly by an economic downturn in the Italian market and unseasonably low temperatures during the critical summer months in 2004 compared to unseasonably high temperatures during the summer months of 2003. We have continued to diversify our family of products into new categories and brands. During 2004, we successfully entered the energy drink category with the launch of Burn packaged in 0.25 liter glass bottles and extended our brand portfolio under Minute Maid with the launch of Minute Maid Fruit Cooler fruit still drink in 0.5 liter PET bottles. In 2004, we also extended our package range for PowerAde with the introduction of 1.25 liter PET bottles.

        In an effort to drive incremental profitable volume, we improved both the activation and availability of our full product range in the immediate consumption channel during 2004, resulting in a 6% growth of 0.5 liter PET bottles which accounted for 15% of our total package mix. We achieved this in part by using Merchandising Impact Team, a merchandising program primarily aimed at assisting the in-store marketing efforts of our immediate consumption channel customers, and by establishing activation "centers of excellence", in which we increase brand visibility in selected strategic urban areas by increasing in-store marketing efforts and investment in those areas. In addition, during 2004, we continued to implement our accelerated cooler placement program under which we have now placed approximately an additional 67,000 coolers in Italy since 2000.

        Although there has been an increasing level of concentration and consolidation in both the wholesale and retail channels since the mid-1990s, the beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. We therefore sell our products for immediate consumption both through a combination of wholesalers, which in turn distribute to smaller outlets, and through our direct delivery system.

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

Greece

        We are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with an 80.8% category share in 2004. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we believe we are the leading producer of mineral water with our Avra brands and of fruit juices with our Amita and Frulite brands. We believe that our significant and successful experience in the non-CSD category in Greece will be beneficial in our effort to achieve a leading position in the non-CSD category in other countries.

        In 2004, we organized a number of events and promotions in connection with the 2004 Olympic Games which took place in Athens, while our local teams played a key role in refreshing athletes and visitors.

        Immediate consumption channels are particularly important for our business in Greece. Relying on systematic work and significant investments, we have developed a consumption channel that consists of approximately 130,000 small outlets in the Greek market, including kiosks, grocery stores, cafés, bars and gas stations. We plan to further improve the availability of our cold drink products for impulse consumption by investing in cold drink equipment and expanding our sales force in this channel.

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

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 48.6% share of the CSD category in 2004.

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

        During 2004, we improved both the activation and the availability of our full product range in the immediate consumption channel, in line with our strategic focus on driving profitable volume growth. We achieved this improvement in part by using Merchandising Impact Teams and by establishing "centers of excellence" in key areas in order to increase brand visibility. In 2004, we also accelerated our cooler replacement program under which we have now placed approximately 5,700 coolers in 2004, an increase of over 20% of our cooler base in Switzerland. This resulted in an increase of 0.5 liter PET bottles and 0.33 liter glass bottles as part of out total package mix.

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

Austria

        We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 43.1% share of the CSD category in 2004.

        In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. In 2004, we focused on brand equity development through consumer promotions such as Coke light Man, Fanta Ibiza, Coke Soccer and our Christmas promotion. We also reactivated the link between Coke and music by setting up an internet site that contains an online music shop. The launch of that internet site was supported by our Coke Summer Music Promotion in which consumers could win MP3 players, music streams and downloads by purchasing our products. During 2004, in our CSD business, we focused on new package launches by introducing the 0.25 liter Coke and Coke Light Slim cans, as well as the 1 liter Coke PET bottle. In order to meet the preference of Austrian consumers for bitter CSDs, we launched two new products, Kinley Tonic Water and Kinley Bitter Lemon, both in 1 liter PET bottles. In the non-CSD segment, we sought to gain momentum by launching selected new products. In particular, we expanded our presence in juices by launching two flavors of Cappy Fresh in 0.5 liter PET bottles targeting the preference of some young adults for low calorie refreshment without carbonation. In the ice tea segment, we introduced the 1 liter Nestea PET bottle to offer multi-serve packaging for the retail trade. We also launched the 9 liter Nestea Postmix package in restaurants, cafés and bars. In addition, we entered the sports drinks market by introducing the PowerAde 0.5 liter PET bottle in three flavors (Mountain Blast, Orange and Citrus Mix).

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

        We have increased our efforts to improve the level of in-store activation in Austrian retail outlets by introducing a range of initiatives to stimulate consumer interest, including expanded placement of cold drink equipment, promotional product displays and in-store advertising leaflets. We seek to activate consumers at the point of purchase by offering display tools for cross-category placements, such as Coke with snacks or frozen pizza or Cappy juice in the fruit or breakfast sections. We also engage in frequent promotional activities and focus on packaging innovations to drive our multi-pack business. In 2004, as part of our effort to support our non-CSD offerings in the retail trade, we placed 30,000 display boxes in retail outlets.

        In early 2004, we decided to consolidate the administration and management of our Austrian and Slovenian operations in Austria.

The Republic of Ireland and Northern Ireland

        We are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 57.9 in 2004. As in the case of Greece, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy. Our growth of water sales in 2004 was 29.0%, about four times that of the category growth, while our renewed focus on juices resulted in 30% growth in that category taking our share to 9.3%.

        In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include Dr. Pepper, Fanta Exotic and Fanta Ice Lemon. In the energy and sports category, our brands are BPM (5.3% share of category) and PowerAde (15.7% share of category). In the still drinks segment our brands are "Fruice" pure juice, Five Alive and Oasis. Our main water brand is Deep River Rock and we also hold a license to distribute Vittel throughout the territory. Our key mixer brand is Schweppes which is available in various flavors including tonic, white lemonade, soda and ginger ale.

        Until 2001, we produced 7-Up under license. On December 31, 2000, as a result of Coca-Cola Beverages plc's merger with Hellenic Bottling Company S.A., our 7-Up franchise was terminated. This transition initially held back growth in our CSD sales volume, because 7-Up was a significant CSD brand in the Republic of Ireland. However, Sprite is now an established brand with a 20.9% share of the Lemon/Lime category and with almost 92% distribution coverage in the territory in grocery channels. In order to further enhance our position in the lemon/lime category, in 2004, we launched Sprite Zero, a low calorie variant of Sprite which has captured a 41% share of the low calorie lemon/lime segment.

        We manage our operations in the Republic of Ireland and Northern Ireland as one territory with one senior management team responsible for both The Republic of Ireland and Northern Ireland and, we have achieved cost and revenue synergies as a result of the geographic proximity of the two territories. In particular, we have improved, and we plan to continue to improve, communication flow and coordination between our operations, as well as their overall efficiency. In 2004, we announced that we intend to consolidate our three production facilities into one production plant to further drive these synergies. After a period of consultation and a thorough evaluation of a number of potential sites in both The Republic of Ireland and in Northern Ireland, we have made the decision to move towards developing a single all-island facility in Northern Ireland at Knockmore Hill. We plan to have this plant operational by the end of 2006.

        As in Greece, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. Smaller outlets have retained a significant portion of the retail market in the Republic of Ireland as a result of legislation prohibiting sales of products below cost, a pricing tactic often employed by large retailers.

        We have developed specific initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy, we were able to successfully launch new products and promote our water and juice brands within the immediate consumption channel during 2004.

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

        Net sales revenue in our developing countries amounted to €699.0 million in 2002, €712.7 million in 2003 and €732.7 million in 2004, which accounted for 18.2%, 17.7% and 17.4% of our total net sales revenue in 2002, 2003 and 2004, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 30.0% volume share of the CSD category in 2004. PowerAde is category leader in the isotonic drink category, while Nestea is category leader in the ice tea category.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Kinley Tonic and Lift, our water brands are Kropla Beskidu, Bonaqa and Multivita and our juice brand is Cappy. We also sell and distribute Nestea ready-to-drink tea, the PowerAde family of sports drinks and the energy drink Burn.

        Economic conditions in Poland have been improving following its accession to the European Union. In 2004, GDP grew by 5.4%, exports and imports increased by 20%, while the zloty appreciated against the euro by 15%. However, the unemployment rate remains at 19.1% which, together with significant price increases as a result of the accession to the European Union, have slowed down overall consumption. In particular, these price increases and adverse summer weather conditions resulted in volume weakness in the non-alcoholic beverages market compared to 2003. The implementation of the EU Common Agricultural Policy on the sugar market resulted in higher prices of sugar and other food products during 2004.

        Economic and logistical conditions vary significantly between the different regions of Poland, with Warsaw and, to a lesser extent, Krakow being more in line with Western European standards than rural areas. To address the affordability of our products, we tailor our pricing and marketing strategies to the specific environment in each region.

        Our sales and distribution operations in Poland benefit from our strong infrastructure across the country. In 2004, we distributed the vast majority of our products through our direct delivery system. In order to tailor our distribution system and our marketing initiatives to the diverse economic, social and logistical conditions of the country's regions, we have decentralized our distribution and sales forces to achieve local focus and have given our local management more organizational and decision-making autonomy.

        As described under Item 5A, "Operating and Financial Review and Prospects—Major recent transactions—The acquisition of Multivita sp. z o.o. (2003)", on October 2, 2003, we acquired, together with The Coca-Cola Company, 100% of the shares in Multivita sp. z o.o., a Polish mineral water company. This acquisition, which includes a production facility at Tylicz, Poland, as well as the company's natural mineral water brands, has enabled us to add a natural mineral water product to our existing product range in Poland. The process of integrating this newly acquired mineral water business started in 2003 and was finalized at the beginning of 2005.

        We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low compared to most of our other developing markets. A key objective in Poland is to accelerate growth in the more profitable immediate consumption channel. For this purpose, we increased our placement of cold drink equipment and focused on increasing our activation efforts during 2004. Over the course of the year, we placed approximately 15,400 coolers, 3,000 menu boards and 16,400 racks in an effort to drive sales volume growth. In addition, we have minimized our cost per unit case and have implemented initiatives such as using PET bottles of lighter weight while decreasing our administrative expenses to the benefit of sales and shifting expenditure to revenue enhancing resources.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2004, we maintained our leadership in the CSD category, where we had a share of 42.5%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 289.0 servings in 2004.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands are Bonaqua and NaturAqua mineral water, as well as PowerAde sports drinks, Nestea ready-to-drink teas, Cappy juice and Nescafe Express ready-to-drink coffee.

        Key developments during 2004 included the successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua combined with our Bonaqua sales in Hungary, we are one of the leaders in the water segment in Hungary. During 2004, our Nestea ice tea sales increased significantly over our sales in 2003 and we believe that we are now the category leader in ice teas in terms of volume and net sales revenue. During 2004, we also continued to focus on increasing the proportion of our products that are packaged in smaller serving sizes, as these package sizes tend to generate higher profit margins.

        Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products. For example, we recently decided to expand our product range by including ready-to-drink coffee.

Emerging Countries

Introduction

        Our emerging countries are the Russian Federation, Nigeria, Romania, Ukraine, Serbia and Montenegro, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packages and promotional programs taking into account local economic conditions.

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

        Net sales revenue in our emerging countries amounted to €1,091.7 million in 2002, €1,115.3 million in 2003 and €1,224.3 million in 2004, which accounted for 28.4%, 27.8% and 29.2% of our total net sales revenue in 2002, 2003 and 2004, respectively.

Russian Federation

        We are the largest bottler of CSDs in the Russian Federation in terms of sales volume. Our share of the CSD category in the Russian Federation in 2004 was 17.8%.

        We have operated in the Russian regions of Oryel since 1995, Novosibirsk and Chelyabinsk since 1996 and Krasnoyarsk since 1997. On November 23, 2001, we acquired all of the bottling operations owned by The Coca-Cola Company in the key markets of Moscow and St. Petersburg, which are the Russian Federation's two largest cities and have a large and efficient bottling and distribution infrastructure. In addition, the acquisition comprised all of The Coca-Cola Company's bottling operations in Central and Southern Russia and the Russian Far East, and resulted in the extension of our territory in the Russian Federation to include the entire country. In addition, we acquired The Coca-Cola Company's 40.0% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60.0%. The total consideration paid to The Coca-Cola Company amounted to €193.7 million, including assumed debt. As a result of this acquisition, we are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation. We have been able to integrate these acquisitions successfully with our existing business in a relatively short period of time.

        In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers. We introduced this more affordable local brand in 1999. In addition, in 2001, The Coca-Cola Company acquired and licensed to us the rights to produce, sell and distribute Schweppes-branded products in the Russian Federation. Our main non-CSD brand is Bonaqua water, which we launched in 1998.

        On April 20, 2005, we completed the acquisition of the Multon group, a leading juice producer, jointly with The Coca-Cola Company. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands "Rich", "Nico" and "Dobry".

        In 2004, our sales volume of non-alcoholic beverages in the Russian Federation grew by 18.1% compared to 2003, due to the improvement of the Russian economy, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased focus on our water products, which experienced strong sales volume growth in 2004. Following a period of financial, economic and political instability between 1998 and 2000, economic and financial conditions in the Russian Federation have significantly improved, with real GDP growing by an estimated 6.8% and inflation continuing to stabilize in 2004. Political stability has also increased.

        We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising approximately 740 delivery trucks. As part of our distribution strategy in the Russian Federation, we continue to improve the availability of our products across the country. In particular, we are focusing on expanding the presence of cold drink equipment and single-serve packages to increase availability and sales of our products for immediate consumption.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 62.1% share of the CSD category in 2004. Our non-CSD brands are leaders in their respective categories. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2004, we owned 66.2% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product that we sell in the northern parts of Nigeria. Our non-CSD brands include Eva packaged water, which is the leading water brand in Nigeria in terms of sales volume. Historically, our water business had been largely concentrated in Lagos, the most populous urban area of the country. In 2003, we extended our packaged water business nationwide. In 2004, we commissioned a new water line in Owerri which has greatly facilitated the countrywide roll- out of the 0.75 liter Eva water package. During the year, we launched two flavors of our Five Alive juice product (Tropical Hit and Berry Blast) in 1 liter and 0.25 liter packages. We also launched Sprite in 0.5 liter returnable glass bottles, as well as Coca-Cola and Fanta Orange in 0.5 liter bottles in certain parts of the country. We introduced 0.5 liter PET bottles for Coca-Cola, Fanta and Sprite in order to further support our sales in the immediate consumption channel and convenience stores.

        We believe Nigeria offers significant growth potential for our business. It is Africa's most populous country, with an estimated 136.5 million inhabitants, a significant proportion of whom are under the age of 15, and its climate favors consumption of non-alcoholic beverages. We also believe that Nigeria provides significant growth opportunities for our packaged water and our juice products. There is also significant potential for consumer activation in fast growing consumption channels through promotional activities, as well as product and package innovations. Due to the favorable demographic characteristics of Nigeria, we believe that our long-term business prospects there should continue to improve so long as the country continues to develop economically and per capita income continues to rise.

        In 2004, Nigeria faced social and economic unrest primarily due to nationwide protests led by the Nigerian Labour Congress against increases in prices of petroleum products which resulted in a 15-day disruption of the operation of our plants. Our plants were also closed for five days due to an industry-wide strike organized by the food and drinks industrial unions in April. These strikes resulted in the loss of twenty selling days. There were also two weeks of continued rainfall in the month of December that impacted our distribution. All of these events adversely affected our sales volume.

        Due in part to the fragmented nature of the retail sector and the absence of hypermarkets and supermarket chains, our distribution in Nigeria is largely managed directly by us, although we also rely on wholesalers and strategic supply depots. As a result, one of our priorities in Nigeria is to improve the efficiency and reliability of our distribution network. In September 2004, we introduced a pre-selling system for high-volume outlets, strategic supply depots and key accounts. Since its adoption, 50% of our sales have been attributed to this system. Over the course of the next several years, we expect to roll-out this pre-selling system on a nationwide basis with significant benefits to our business. In addition, we plan to expand our dealer base selectively, and at the same time focus our attention on helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. Our effort to improve efficiencies both in distribution and in cold drink availability was supported by an investment of over €8 million during 2004 on distribution trucks and cold drink equipment.

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

        The Nigerian electricity sector is currently undergoing reforms in a bid to end decades of low power supply which has adversely affected business enterprises. Due to the low availability of electricity in outlets in Nigeria, we manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel. To that end, we purchased ice-making machinery for use in our plants. Currently, we have four operational large ice plants supported by over 90 smaller ice plants generating over 140 tons of ice on a daily basis.

        We continue to upgrade and improve our bottling facilities, and in 2004 we invested over €10 million in new production equipment in six of our plants. We expect the program of gradual modernization and reconstruction of our Nigerian facilities (plants and distribution depots) to continue to require further investment to expand our overall capacity in order to meet increased consumer demand in the future. We are also committed to environmental development and sustainability. Currently, we own three operational effluent treatment plants, with an additional three under construction and three in the advanced planning stage. We expect that all our production facilities will have operational effluent treatment plants in the near future.

Romania

        We believe that we are the largest bottler of CSDs in Romania in terms of sales volume. Our share of the CSD category in Romania in 2004 was 43.5% according to CANADEAN, or 49.7% under the more comprehensive MEMRB survey.

        We have operated in the western part of Romania since 1993 through Coca-Cola Molino Romania. In 2000, we became the exclusive bottler for the entire country by acquiring all the bottling operations owned by the other two bottlers of The Coca-Cola Company products in Romania. On December 17, 2002, we completed the acquisition of Dorna Apemin, a leading mineral water producer, jointly with The Coca-Cola Company. Dorna has production facilities in Vatra Dornei, Suceava region and produces sparkling and still mineral water under the brands 'Dorna', 'Poiana Negri' and 'Izvorul Alb'. We have continued to exploit growth opportunities offered by increasing demand for non-CSDs among Romanian consumers, through the further development and support of our Dorna water brands and by expanding our non-CSD product range with the launch of Nestea ready-to-drink teas in April 2004.

        During 2004, macro-economic and business conditions improved considerably. GDP increased by 8.3% and inflation decreased to 9.3%. The introduction of a lower, flat income tax rate was a key policy measure implemented by the new government in order to attract foreign investors and stimulate investment in anticipation of Romania's accession to the European Union.

        As part of our strategy for Romania, we continue to invest in our production infrastructure in order to meet volume growth and we seek to improve operating efficiencies by leveraging our strong distribution network which covers 95% of the territory, while maintaining our focus on customer relationship and quality throughout our business.

Sales and marketing

Revenue growth initiative

        As part of our effort to engage successfully in what we call "revenue growth initiative", we seek to optimize our product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasize customer management. As part of this approach, we have introduced new packages to attract new consumers in the category, we have developed immediate consumption channels in each of our territories by investing in cold drink equipment and have also put in place a training program together with The Coca-Cola Company for our employees, in which we emphasize revenue growth initiative principles. We also seek to identify good revenue growth initiative practices in our territories by way of a set of measurable criteria. When we identify good practices, we share them with the other territories across our group.

Brand and market development

        In all our countries and particularly in our emerging and developing territories, we believe that there continue to be significant opportunities to promote increased consumption of CSDs. Initially, we aim to develop these opportunities by executing brand-specific promotions and quality merchandising that are designed to encourage consumers to develop a preference for our brands and increase our consumer base and purchasing frequency. As CSD consumption increases, we apply greater focus toward the development of specialized distribution channels (including workplace and leisure venues), with the overall objective of improving margins as well as increasing volumes.

        Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. The principal focus of The Coca-Cola Company is on the Coca-Cola, Coca-Cola light, Fanta and Sprite brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. We plan to achieve this through the development of existing brands, such as Nestea, PowerAde, the launch of new ones, such as Nescafe ready-to-drink coffee, and acquisitions, such as Multon in the Russian Federation, Bankia in Bulgaria and Vlasinka in Serbia and Montenegro.

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

        We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. The Coca-Cola Company's association with the World Cup also enables us to engage in one of the largest and most prestigious sporting events in the world and realize significant benefits from the unique marketing opportunities that it provides.

        Our partnership with The Coca-Cola Company extends beyond sports and includes other very popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement our local initiatives, which involve active participation in a broad range of events, such as the Vienna Marathon, as well as a host of musical and entertainment promotions, cultural and festive occasions and a wide variety of national celebrations.

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

Key account management

        We use key account management principles to build strong and long-term relationships with our major customers. Our key account managers work together with our major customers to improve our respective profit margins by increasing volume and revenue growth while reducing distribution costs. Our key account managers also negotiate the terms of our commercial cooperation arrangements with our major customers, including marketing activities and promotional events. To ensure that our key account managers have the right skills, we regularly run training programs for them on how to manage large customers.

Distribution

Our distribution channels

        Under our "channel marketing" approach, we classify different categories of customers into two broad distribution channels based on the type of consumption that they supply:

  •
  future (at home) consumption, where consumers buy beverages in multi-serve (typically one liter and above or multi-package) packages for consumption at a later time; and

  •
  immediate or impulse (away from home) consumption, where consumers buy beverages in chilled single-serve (typically 0.5 liter or smaller) packages and fountain products for immediate consumption.

        We then segment these two broad channels further into specific channels, such as hypermarkets, supermarkets, grocery stores, wholesalers, restaurants and cafés, entertainment centers and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, we strive to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time we also strive to satisfy our customers' service and business needs.

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

        We have started to work with our customers on the improvement of our supply chain through data exchange and other initiatives which seek to improve out-of-stock and inventory management.

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

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 271 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

        Our Bonaqua packaged water is a processed water. We produce it by mixing treated water with a certain mix and quantity of minerals supplied by The Coca-Cola Company as part of the bottling process. We then carbonate our carbonated Bonaqua products and treat our still Bonaqua products with ozone to stabilize them prior to distribution. The one exception to this process in respect of Bonaqua is the manufacture of our Bonaqua products in Slovakia where natural spring water is drawn from the source and bottled. The majority of our water products other than Bonaqua are natural spring or mineral waters. We produce them by bottling water drawn directly from a source or well using automated filling lines. Our water products designated as "table" or "packaged" water are treated with ozone during the filling process in order to stabilize them prior to distribution.

        Our non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate and sugar. They are then pasteurized and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages, by way of hot-filling and sealing in glass or aluminum packages, or by pasteurizing the product in glass or aluminum packages after it is filled and sealed in the container.

        Sealed cans and bottles are imprinted with date codes that allow us to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows us to identify the ingredients, production parameters and primary packaging used. The date codes also permit us to track products in the trade and to monitor and replace inventory in order to provide fresh products. We purchase the packages for our products mostly from third parties, although in many of our production facilities we manufacture our own PET bottles from preforms or resin.

Quality assurance

        We believe that ensuring that our products are of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging in each of our countries.

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems, ISO 9001 and The Coca-Cola Quality System. We have implemented Hazard and Critical Control Points (HACCP) food safety programs to ensure the safety and hygiene of our products. Independent audits are also performed regularly to confirm that we comply with standards, to assess how effective our quality management systems are and to assure that all our key control points are independently validated.

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

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 44.6% of our total raw material costs in 2004. Under our bottler's agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company negotiates and enters into agreements relating to the supply of concentrate to our operations in each of our countries directly with our operating companies in that country. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

        Our principal sweetener is sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The term of purchase contracts for sugar is typically 12 months. The price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 18 months. On May 1, 2004, eight countries in which we operate joined the European Union. These were the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. As of May 1, 2004 these countries adopted the EU sugar regime. This means that the minimum selling price for sugar became the EU intervention price plus the cost of transport and profit margin. Our operations in these eight countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners increased significantly for the period from May 1 to December 31, 2004 as a result of the EU accession of these countries.

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

        Our major cold drink equipment supplier is Frigoglass S.A. In 2004, we made purchases from Frigoglass S.A. totaling €165.1 million compared to €155.6 million in 2003 and €131.1 million in 2002. In 2004, we purchased from Frigoglass S.A. €66.3 million of raw and packaging materials and €98.8 million of coolers and other cold drink equipment and spare parts. This compares with €49.8 million and €105.8 million, respectively, in 2003 and €73.2 million and €57.9 million, respectively, in 2002. The purchases of coolers in 2004 represented 84.6% of our total cooler requirements. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 and extended in June 2004, on substantially similar terms, to December 31, 2008, we have the status of a non-exclusive most favored client of Frigoglass S.A., and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

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

Competition

        The non-alcoholic beverages industry is highly competitive in each of our countries. Non-alcoholic beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, we face intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell lower quality CSDs and other non-alcoholic beverages at prices lower than ours, especially during the summer months. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system.

        In most of our countries we face greater competition in non-CSDs, including waters and juices, where our business is typically less developed, our brands less established than in our core CSD business, and there are often significant national and international competitors with established brands and strong market positions. However, we intend to continue to develop our non-CSD business and are confident that our significant capabilities in the sale, marketing and distribution of non-alcoholic beverages, combined with our substantial business infrastructure and strong customer relationships, will allow us to improve our competitive position in this category of our business.

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

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European, national and local regulation. In particular, European Union regulation is increasingly important to us as approximately 52.1% of our 2004 sales volume was generated from our established and developing countries that are members of the European Union.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants we have adopted The Coca-Cola Company's "eKO system", an environmental management system that is specific to the Coca-Cola bottling system and have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our plants and facilities. All of our CSD plants within the European Union have been certified to this standard by an internationally recognized audit body, and we aim to have all of our plants group-wide certified by mid-2006.

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

        Sometimes, achieving compliance with applicable standards requires plant modifications and capital expenditure, such as the installation of waste water treatment plants, and we have in place an active program to ensure that we fully comply with these requirements. Laws and regulations may also limit noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to clean up contamination.

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

        In particular, the directives set targets for both the recovery and recycling of waste and, as a result, the reduction of the quantity of packaging waste to be disposed. The original directive of 1994 required that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), when these targets were also scheduled to be reviewed. Due to the late transposition of the directive in national laws and the need to evaluate experiences and the costs and benefits of revised, second-stage targets, a new directive with revised targets did not come into force until February 2004. The new directive sets revised targets to be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). Member states have 18 months to enact national laws to implement the new directive. Separate targets were set in the accession agreements of the eight countries that joined the European Union on May 1, 2004. In particular, new member states will have to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in process of implementation in all our European Union countries, including our developing countries which have recently entered the European Union.

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

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottler's agreements, our European bottler's agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any of our European Union countries. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottler's agreements", for additional information on the provisions of our international and European bottler's agreements, and Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for information on our undertaking to the European Commission applying to our commercial practices in the European Union and on certain proceedings against us before national competition authorities.

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

Information technology

        Information technology systems are critical to our ability to manage our business. Our information technology systems enable us to coordinate our operations, from production scheduling and raw material ordering to truck loading, routing, customer delivery, invoicing and decision support.

        We are implementing SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed SAP applications based on a global template that can be implemented and supplemented by our subsidiaries to address their local needs. In particular, in 2001 and 2002, we developed global SAP templates covering the areas of finance, human resources and supply chain at a total cost of approximately €4.5 million. These templates have subsequently been deployed in Switzerland, Greece, Serbia and Montenegro, Lithuania, Latvia, Estonia and Bulgaria through 2003 with deployment in the Republic of Ireland and Northern Ireland concluding in the second quarter of 2004. During 2004, we developed enhanced templates introducing advanced capabilities in the areas of demand planning and forecasting, cross-border supply chain management, plant and fleet maintenance and business planning with integrated information reporting. These were successfully deployed across Switzerland, Hungary, Poland, the Czech Republic, Slovakia, Austria and Slovenia and are being operated under a common environment of associated data and business process standards. We plan to continue the deployment of this enhanced template capability in future years adding capabilities in the areas of customer, promotion and equipment management as well as field sales execution. We expect to complete the development and deployment of these enhanced capabilities across our group by 2009 at an estimated cost of less than €50 million for the entire program. All of our SAP-related activities to date remain on schedule and within budget.

        We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed, usable information on sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately. In every country we use a core sales and distribution system called BASIS. This system was developed and is maintained by The Coca-Cola Company on behalf of The Coca-Cola Company's bottlers. With strengths in the areas of direct store delivery, vending operations and customer management functionality, BASIS enables critical front office processes while SAP addresses back office activities. Finally, we use mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. We are in the process of implementing a standard mobile solution set called BMobile, developed by The Coca-Cola Company in conjunction with its key bottlers, enabling our sales force to more easily collect and transmit sales orders and market execution data to other levels of our operations for compilation and analysis. These mobile solutions will leverage our scale and provide an easy mechanism for readily deploying best practices in the area of customer management throughout our group.

        In late 2003, we made a decision to realign our corporate and country Information Systems ("IS") organizations into one functional organization for our entire group. This move complemented our strategy of deploying standard enterprise solutions, including applications, data, and hardware in support of best practice standard business processes. As a result of this decision, accountability for all IS activities, people and budgets was realigned to a central information systems team. We believe that this new organizational structure is now better positioned to drive standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we are now in the process of transitioning those services that exist on a country level to this more efficient and cost effective center, while at the same time strengthening our IT capability on the country level by focusing such capability to territory-specific business services. Our shared services organization also provides new services such as data management, training and SAP consulting in a more effective manner as compared to offering those services in each of our territories.

        Standardizing and managing our technology assets is another area we are focusing on. The recent establishment of our technology department is expected to reduce our ownership costs for hardware, software and telecommunications while at the same time increasing service levels and achieving high security standards which are both critical to our business. We work closely with The Coca-Cola Company on improving existing technology services and introducing new standards and controls within the Coca-Cola system to ensure a robust and secure IT environment.

C. Organizational Structure

        The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at March 31, 2005.

Subsidiary	Country of registration	% ownership at March 31, 2005
Partially owned subsidiaries
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%
Coca-Cola Hellenic Bottling Company Armenia	Armenia	90.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%
Coca-Cola HBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o. Podgoric, Stari aerodrome bb.	Montenegro	89.1%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	49.9%
Dorna Investments Limited	Guernsey	50.0%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita sp. z o.o.	Poland	50.0%
Nigerian Bottling Company plc	Nigeria	66.2%
S.C. Cristalina S.A.	Romania	50.0%
Valser Mineralquellen AG	Switzerland	99.9%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Production Services d.o.o	Bosnia and Herzegovina	100.0%
CCB Services Limited	England and Wales	100.0%
Chisinau Beverages Services S.R.L.	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Bevande Italia S.r.l.	Italy	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%

Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o.	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Slovenia d.d.	Slovenia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottlers Oryel LLC	Russian Federation	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola Magyarország Italok Kft.	Hungary	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
LLC Coca-Cola Stavropolye Bottlers	Russian Federation	100.0%
LLC Coca-Cola Vladivostok Bottlers	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Standorg Assets Kft	Hungary	100.0%
Star Bottling Limited	Cyprus	100.0%
Telerex S.A.	Greece	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%

D. Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2004.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy (Northern and Central)	6	4
Greece	10	4
Switzerland	4	4
Austria	6	4
The Republic of Ireland and Northern Ireland	6	2

Total Established Countries	32	18

Developing Countries:
Poland	21	4
Hungary	11	1
Czech Republic	5	1
Croatia	4	4
Slovakia	3	1
Lithuania	3	1
Latvia	1	—
Estonia	1	1
Slovenia	2	—

Total Developing Countries	51	13

Emerging Countries:
Russian Federation	46	11
Nigeria	84	16
Romania	7	6
Serbia and Montenegro	8	1
Ukraine	13	3
Bulgaria	10	4
Bosnia and Herzegovina	3	1
Former Yugoslav Republic of Macedonia(1)	11	1
Belarus	4	1
Armenia	1	1
Moldova	1	1

Total Emerging Countries	188	46

Sub-total	271	77
Less: Brewinvest S.A.(1)	(11)	(1)

Total	260	76

(1)
The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

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

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2004.

	Number of plants	Number of filling lines(1)
Established Countries:
Italy (Northern and Central)	4	13
Greece	8	34
Switzerland	3	7
Austria	4	14
The Republic of Ireland and Northern Ireland	2	6

Total Established Countries	21	74

Developing Countries:
Poland	4	13
Hungary	2	7
Czech Republic	1	4
Croatia	3	8
Slovakia	1	6
Lithuania	1	1
Latvia(2)	—	—
Estonia	1	3
Slovenia(3)	—	—

Total Developing Countries	13	42

Emerging Countries:
Russian Federation	11	23
Nigeria	16	32
Romania	6	16
Serbia and Montenegro	1	5
Ukraine	1	4
Bulgaria	4	10
Bosnia and Herzegovina	1	3
Belarus	1	2
Former Yugoslav Republic of Macedonia(4)	1	3
Armenia	1	2
Moldova	1	1

Total Emerging Countries	44	101

Sub-total	78	217
Less: Brewinvest S.A.(4)	(1)	(3)

Total	77	214

(1)
Excludes fountain product filling lines.

(2)
We produce the products for the Latvian market in Lithuania and Estonia.

(3)
Third-party contract packers produce approximately 93% of the products for the Slovenian market. The remainder is produced by us in Austria, Croatia, Italy and the Czech Republic.

(4)
The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

        In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. For instance, in 2002, we opened greenfield water bottling plants on the island of Crete, Greece and in Zalaszentgrot, Hungary. We own this entire new production infrastructure except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement. In 2003, we invested in three aseptic filling lines in Greece, Poland and the Russian Federation in order to enable us to produce in those countries preservative-free non-carbonated products in PET packaging, including products such as Nestea, various juice drinks and PowerAde.

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. For instance, during 2003 we closed our Bussigny plant in Switzerland in an effort to streamline our plant infrastructure. The number of plants and filling lines in our countries decreased slightly in 2004 despite further investment in our source water business as a result of the ongoing optimization of our CSD production infrastructure.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The Operating and Financial Review and Prospects includes the following sections:

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

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 93% of our sales volume in 2004. We are one of the world's largest Coca-Cola bottlers, serving a population of over 535 million people in 26 countries (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

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

        Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2004, CSDs accounted for 78% and non-CSDs accounted for 22% of our sales volume, respectively. Our core brands are Coca-Cola, Fanta, Sprite and Coca-Cola light (diet Coke), which together accounted for approximately 70% of our total sales volume in 2004.

Key financial results

        We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, cash operating profit, or COP, and return on invested capital, or ROIC. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2002 to the year ended December 31, 2004, as well as, in each case, the year-on-year change in percentage terms.

Key performance measures:	2004	% change	2003	% change	2002
Unit case volume (in millions)	1,404.0	4.0	1,349.5	7.4	1,256.2
Operating profit (euro in millions)	421.8	11.6	377.9	28.3	294.5
COP (euro in millions)	708.8	8.9	650.8	15.2	564.7
ROIC%	7.9	14.5	6.9	43.8	4.8

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2004, our sales volume increased by 54.5 million unit cases, or 4.0%, compared to 2003. This was primarily due to strong performances in the Russian Federation, reflecting continued cold drink equipment placements and new product launches, and in Romania, reflecting strong market execution and continued strong performance of our Romanian water business. In addition, we have benefited from the first full year of contribution from Römerquelle GmbH acquired in December 2003 and to a lesser extent the Multivita and Gotalka acquisitions.

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

Operating profit

        In 2004, we increased operating profit by €43.9 million, or 11.6% in comparison with 2003. This comprised an additional €127.1 million contribution from gross profit, partially offset by an additional €83.2 million of selling, delivery and administrative expenses.

        In 2003, we increased operating profit by €83.4 million, or 28.3% in comparison with 2002. This comprised an additional €100.9 million contribution from gross profit, as well as effective management of selling, delivery and administrative expenses which increased only by €17.5 million.

COP

        We define COP as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairments and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it considers the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies. Internally, our management uses COP as one of the main measures to allocate resources and evaluate the performance of each of our business segments.

        In 2004, our COP increased by €58.0 million over 2003 and in 2003 by €86.1 million over 2002. These increases were due to the same factors that contributed to our operating profit growth during the same periods.

ROIC

        We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that in 2003 and 2004, our management incentive plan for our middle and senior managers used ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under US GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define ROIC as follows:

Return on Invested Capital	=	Operating profit - income tax expense - tax shield Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the Greek statutory tax rate of 35%. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        Our ROIC of 7.9% for 2004 marked an increase of 14.5% over the ROIC of 6.9% for 2003. This increase was a result of improved operating performance, demonstrated by an 18.3% increase in the operating performance numerator. Capital employed increased by 3.4%. Net debt decreased by 10.2%, resulting from the repayment of debt and the weakness of the US dollar against the euro. This was more than offset by the increase in shareholders' equity that primarily reflected €272.1 million of net income earned in 2004 and €68.4 million of positive effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies strengthened against the euro.

        In 2003, our ROIC was 6.9%, compared to ROIC of 4.8% for 2002. This increase was due to a significant improvement in the operating performance demonstrated by a 38.0% increase in the numerator. Capital employed decreased by 4.1%, with the funds generated through operations being utilized to repay debt.

	December 31, 2004	December 31, 2003	December 31, 2002
	(euro in millions, except percentages)
Tax shield:
Interest expense	(66.9)	(64.7)	(70.3)
Greek statutory tax rate	35%	35%	35%

	(23.4)	(22.6)	(24.6)
Numerator:
Operating profit	421.8	377.9	294.5
Income tax expense	(77.4)	(83.9)	(73.3)
Tax shield	(23.4)	(22.6)	(24.6)

	321.0	271.4	196.6
Denominator:
Cash and cash equivalents	(31.3)	(35.5)	(101.3)
Short-term borrowings	76.0	84.4	313.1
Current portion of long-term debt	—	295.9	200.0
Current portion of capital lease obligations	15.0	10.8	10.7
Long-term debt, less current portion	1,424.6	1,302.9	950.9
Capital lease obligations, less current portion	32.5	30.8	28.4

Net borrowings	1,516.8	1,689.3	1,401.8
Shareholders' equity	2,561.0	2,256.3	2,713.2

Capital employed	4,077.8	3,945.6	4,115.0

Return on Invested Capital (ROIC)	7.9%	6.9%	4.8%

Major recent transactions

Summary of recent acquisitions

        In recent years, we have selectively broadened our portfolio of non-CSD brands through acquisition of natural mineral water and juice brands, in order to capture sales opportunities through our local distribution and marketing capabilities. While we remain open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of our core business strategy.

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
AS Esti Coca-Cola Joogid, Coca-Cola Bottlers Lietuva, Coca-Cola Dzerieni	January 2, 2002	CSDs	Developing	Lithuania, Estonia, Latvia	7.3
Valser Mineralquellen AG	September 30, 2002	Water	Established	Switzerland	59.2
Dorna Apemin S.A.	December 17, 2002	Water	Emerging	Romania	20.1
Multivita sp. z o.o.	October 2, 2003	Water	Developing	Poland	11.0
Römerquelle GmbH	December 5, 2003	Water	Established	Austria	64.2
Tsakiris S.A.	December 30, 2003	Potato chips	Established	Greece	6.2
Gotalka d.o.o.	January 28, 2004	Water	Developing	Croatia	7.8
Vlasinka d.o.o	April 14, 2005	Water	Emerging	Serbia & Montenegro	10.9
Multon group	April 20, 2005	Juice	Emerging	Russian Federation	166.5
Bottling Company Mineral Waters—Bankya—EOOD	June 2, 2005	Water	Emerging	Bulgaria	10.7

(1)
Cost includes the purchase price paid plus our transaction costs but excludes any amounts of short-term or long-term debt held by the acquired businesses at the time of the acquisition and assumed by us. Transaction costs relating to our acquisitions in 2005 have not yet been finalized and are not reflected above.

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

The acquisition of Multivita sp. z o.o. (2003)

        On October 2, 2003, we acquired, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o. Our company acquired the business except for the trademark, which was acquired by The Coca-Cola Company. Total consideration for the acquisition was €21.0 million, of which our share was €10.5 million. In addition, €0.7 million of debt was assumed. Our transaction costs amounted to €0.5 million.

The acquisition of Römerquelle GmbH (2003)

        On December 5, 2003, we acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH. Total consideration for the acquisition was €63.3 million, with transaction costs of €0.9 million and the assumption of debt of an additional €6.4 million. The acquisition comprised production facilities at Edelstal and Pöttsching and the mineral water and wellness brands "Römerquelle" and "Markusquelle", respectively.

The acquisition of Tsakiris S.A. (2003)

        On December 30, 2003, we acquired 100% of the shares of the Greek potato chip company Tsakiris S.A., from Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to us by way of some common shareholdings. Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million. For additional information, see Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group."

The acquisition of Gotalka d.o.o. (2004)

        On January 28, 2004, we completed the acquisition of 100% of the shares of Croatian mineral water company Gotalka d.o.o., through our 99.9% owned subsidiary, Coca-Cola Beverages Hrvatska d.d. The acquisition included a production facility at Budinscina and the mineral water brands "Bistra", "Gotalka" and "Claria". Total consideration for the acquisition was €7.2 million, with transaction costs of €0.6 million. The trademark was subsequently sold to The Coca-Cola Company for €8.6 million. For additional information, see Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company."

The acquisition of Vlasinka d.o.o. (2005)

        On April 14, 2005, we completed jointly with The Coca-Cola Company the acquisition of the Serbian mineral water company, Vlasinka. The acquisition includes a production facility at Surdulica in Southern Serbia and the mineral water brand "Rosa". Total consideration for the acquisition was €21.8 million (excluding acquisition and other costs), of which our share is €10.9 million, excluding acquisition and other costs.

The acquisition of the Multon group (2005)

        On April 20, 2005, we completed jointly with The Coca-Cola Company the acquisition of the Multon group, a leading juice producer in the Russian Federation. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands "Rich", "Nico" and "Dobry". Total consideration for the acquisition, including debt acquired and excluding acquisition costs, was $501.0 million (€382.8 million), of which our share was $250.5 million (€191.4 million) excluding acquisition costs.

The acquisition of Bottling Company Mineral Waters—Bankya—EOOD (2005)

        On June 2, 2005, we completed the acquisition of the Bulgarian mineral water company, Bottling Company Mineral Waters—Bankya—EOOD. The acquisition includes production facilities located just outside of Sofia and the mineral water brand "Bankia". Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million. We have agreed to sell the Bankia trademark to The Coca-Cola Company in due course.

The leveraged re-capitalization (2003)

        On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. The leveraged re-capitalization provided for a capital return of €473.3 million, or €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The initial increase and subsequent decrease in our share capital to effect the leveraged re-capitalization were approved by our shareholders in extraordinary general meetings held on September 15 and October 31, 2003, respectively. The capital return payment to shareholders began on December 5, 2003 and as of December 31, 2003, €472.9 million had been disbursed to shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. Proceeds from the issue were immediately swapped into euro with no residual currency risk. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which were finalized in February 2004, were $898.1 million.

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

Basis of presentation and consolidation

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). We consolidate all entities that we control by ownership of a majority voting interest, and will consolidate variable interest entities for which our company is the primary beneficiary, should such circumstances arise.

        Our acquisitions have been accounted for under the purchase method of accounting both where we have obtained a controlling interest in the acquired business and the business was not under common control at the time of the acquisition. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with these acquisitions were based on estimated fair values as of the date of the acquisition, with the remainder, if any, recorded as goodwill. The fair values were determined by our management, taking into consideration information supplied by the management of acquired entities, valuations supplied by independent appraisal experts and other relevant information.

The valuations have been based primarily upon future cash flow projections for the acquired assets, discounted to present value.

        We use the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. Our consolidated net income includes our share of the net earnings of these companies. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. However, our consolidated net income for the period and our shareholders' equity at the end of the period are the same whether the investment in the company is accounted for under the equity method or the company is consolidated. Our judgments regarding the level of influence over each equity method investment include considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2004, we had €2,754.5 million of intangible assets recorded on our balance sheet, reflecting 46.2% of our total assets. The main components of this intangible asset balance were €1,987.4 million of franchise rights related to our bottler's agreements with The Coca-Cola Company, €29.3 million of trademarks and €734.6 million of goodwill.

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

        In accordance with Financial Accounting Standards Board (FASB) Statement No.142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and indefinite-lived intangible assets (including franchise rights and trademarks) are not amortized but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

        We test for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company's facts and circumstances. We evaluate franchise rights and trademarks for impairment by comparing the applicable carrying value to the fair value determined based on the present value of estimated future cash flows from such assets.

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

Derivative financial instruments

        We use derivative financial instruments for hedging purposes. Interest rate swaps and option cap agreements are used to manage interest-rate risk exposure. Foreign currency forward and option contracts and currency swaps are used to manage foreign currency exposure. We also use futures contracts to manage our exposure to changes in the price of sugar.

        Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The fair values of derivative financial instruments are estimated based on dealer quotes and independent market valuations. Changes in the fair value of derivative financial instruments are recognized periodically in either income or in shareholders' equity as a component of comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

Income taxes

        Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items which involve determination of the income tax expense and related balance sheet accounts.

        Deferred tax assets represent items to be used as a deduction or credit in future tax returns. As at December 31, 2004, we have approximately €157.0 million of deferred tax assets related principally to operating loss carry-forwards arising from operations outside Greece, and temporary differences in the deduction of depreciation and accrued expenses. Ordinarily, operating loss carry-forwards are only capable of being utilized by each of the operating entities that recorded the loss. We have established a valuation allowance of approximately €17.4 million for deferred tax assets that we do not believe will be realized. The estimate of the amount of the valuation allowance is based upon our estimate of future taxable income and other relevant factors such as time limitations on the utilization of net operating losses.

        Tax assessments may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of probable outcomes.

Contingencies

        Our company is subject to various claims and contingencies related to legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and / or discloses the relevant circumstances, as appropriate. For additional information, see also Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings".

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

  Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2004 amounted to €859.0 million, as compared to €848.6 million in 2003, and €830.1 million for 2002. Concentrate represented approximately 34.3% of our total cost of goods sold in 2004, as compared to 34.7% in 2003, and 35.1% in 2002. The cost of concentrate as a percentage of our cost of sales has been reducing slowly over time, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and our Amita juices has increased in response to increased demand for these products. Under our bottler's agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottler's agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

  Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €47.0 million, €

41.2 million and €72.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2004, such contributions totaled €21.1 million as compared to €19.0 million in 2003 and €30.4 million in 2002. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2004, these contributions amounted to €25.9 million compared to €22.2 million in 2003 and €42.2 million in 2002. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €15.0 million in 2004 as compared to €22.5 million in 2003 and €18.3 million in 2002. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

  Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2004, we sold trademarks to The Coca-Cola Company for total cash proceeds of €11.2 million. Of this, €8.6 million related to the sale of "Gotalka" water brands, particularly "Bistra", and the remainder to the sale of the Bosnian water brand, "Olimpija". The €2.6 million payment for the "Olimpija" brand was outstanding as at December 31, 2004, and payment was received in the first quarter of 2005. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks of which, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark "NaturAqua" to The Coca-Cola Company in 2002 for €5.3 million. The consideration received for "NaturAqua" requires reimbursement, if certain performance criteria are not met over a five-year period from 2002 to 2006.

        Other income primarily comprises a toll-filling relationship in Hungary in 2003 of €4.9 million, which was zero for the years ended December 31, 2004 and December 31, 2002, and rent, facility and other costs of €1.7 million in 2004, as compared to €6.8 million for the year ended December 31, 2003 and €2.0 million for the year ended December 31, 2002. Other expenses relate to facility costs charged by The Coca-Cola Company, shared costs and, in 2003, a toll-filling relationship. These other expenses amounted to €4.2 million for the year ended December 31, 2004, as compared to €14.6 million for the year ended December 31, 2003 and €1.8 million for the year ended December 31, 2002. With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €49.7 million in 2004, as compared to €47.0 million in 2003 and €12.4 million in 2002. The purchases of finished goods are primarily of PowerAde, with the growth in the period 2002 to 2004 being due to the roll-out of PowerAde across additional markets, particularly during 2003, and increased demand within existing markets. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of inventory from Beverage Partners Worldwide amounted to €27.8 million in 2004, as compared to €21.4 million in 2003 and €14.6 million in 2002. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2002 to 2004 reflects both the wider availability of Nestea products across our markets and increased demand for those products.

        During 2004, we sold €8.4 million of finished goods and raw materials to The Coca-Cola Company, a slight increase on sales for 2003 of €7.0 million. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. The sales in 2004 and 2003 represented a substantial drop from the €21.3 million of sales in 2002. This decrease was due to the introduction of deposit legislation on non-returnable packages in Germany during 2003 which eroded local demand for products in such packages and resulted in the German bottler requiring a lower volume of such products from our bottling operations in the Czech Republic.

  Amounts payable to and receivable from The Coca-Cola Company

        The Coca-Cola Company owed us €45.1 million as at December 31, 2004, as compared to €49.3 million as at December 31, 2003, and €68.1 million as at December 31, 2002. We owed The Coca-Cola Company a total of €69.3 million as at December 31, 2004 compared to €68.4 million and €75.2 million as at December 31, 2003 and 2002, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

Economic conditions and pricing in our emerging and developing countries

        Our developing and emerging countries have lower disposable income per capita than our established countries and continue to be subject to economic volatility from time to time. Incidents of currency devaluation, or revaluation, the level of inflation, the rate of economic growth and the rate of unemployment in those countries influence consumer confidence and consumer purchasing power and, in turn, the consumption of our products. For example, following a period of financial and economic instability between 1998 and 2000, economic and financial conditions in The Russian Federation have significantly improved, with inflation stabilizing and real GDP growing approximately 7.0% in 2004. These economic developments have supported our sales volume growth and improved pricing in The Russian Federation over the same period. In both 2004 and 2003, Nigeria faced political, social and economic unrest including prolonged strikes and several fuel shortages, which all together adversely affected our sales volume in that country. A central element of our strategy for achieving sustainable profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to attain the optimal combination of pricing and sales volume.

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

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs, when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs, when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2004, for example, approximately 26% of our net purchases of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 77.1% of our total cost of goods sold in 2004, as compared to 76.9% in 2003 and 77.5% in 2002. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the European Union of all but one of our developing countries has lead to an increase in the cost of sugar. For additional information, see below under "The impact of governmental, economic, fiscal, monetary and political policies—Expansion of the European Union."

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended in June 2004 on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status, and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices. During 2004, we made purchases from Frigoglass S.A. totaling €165.1 million, compared to €155.6 million in 2003 and €131.1 million in 2002. In 2004, we purchased from Frigoglass S.A. €66.3 million of raw and packaging materials and €98.8 million of coolers and other cold drink equipment and spare parts. This compares to €49.8 million for purchases of raw and packaging materials and €105.8 million for the purchase of coolers and other cold drink equipment and spare parts in 2003 and €73.2 million and €57.9 million, respectively, in 2002. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue. For example, unseasonably cool temperatures in most parts of Europe during July and August 2002, as well as adverse weather conditions and floods in certain parts of Central and Eastern Europe over the same period, negatively impacted demand for our products in these countries and in certain occasions lead to localized supply disruptions. This resulted in lower than expected sales volume growth during that period. In 2003, favorable summer weather conditions contributed to our sales volume in Italy and Switzerland, whilst Russia's positive volume growth in 2003 was partially held back by extremely poor weather over the same period. In the first half of 2004, we experienced increased rainfall and low temperatures across Europe. In addition, two weeks of continuous rainfall in Nigeria during December 2004 severely disrupted our distribution.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during the Christmas and Easter holidays. For this reason, we typically experience our best results of operations during the second and third quarters. In 2004, for example, we realized 21.2% of our sales volume in the first quarter, 27.2% in the second quarter, 28.4% in the third quarter and 23.2% in the fourth quarter.

Foreign currency

        Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

  •
  Our operating companies, other than those in Italy (Northern and Central), Greece, Austria, the Republic of Ireland, and Serbia and Montenegro, have functional currencies other than our reporting currency, the euro, and, as a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead, in turn, to reduced gross profit margins. As at December 31, 2004, all of our concentrate, which represents 44.6% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian Naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Impact of inflation

        The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. FASB Statement No. 52 ("Statement No. 52") provides that, in a highly inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related statement of income within other income (expense). Our operations in Serbia & Montenegro and Belarus were classified as highly inflationary economies for the year ended December 31, 2004. Our operations in Serbia & Montenegro ceased applying hyper-inflationary accounting with effect from January 1, 2005. Our operations in Romania ceased applying hyper-inflationary accounting with effect from July 1, 2004, while our operations in The Russian Federation and Ukraine ceased applying accounting for entities operating in highly inflationary economies with effect from January 1, 2003. In each of the 2004, 2003 and 2002 fiscal years, the impact on the statement of income of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal.

        For all other countries, which are not considered highly inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders' equity.

Taxation

        The Greek statutory income tax rate for 2004 was 35.0%, set to decrease to 32.0% in 2005, 29.0% in 2006 and 25.0% in 2007 and in future years. Statutory income tax rates in the countries in which we operate range from 0% to 35.0%. Our effective income tax rate decreased to 21.7% for 2004, as compared with 26.0% in 2003. This decrease was mainly attributable to the reduction in statutory tax rates in a number of our territories, such as Austria and the Czech Republic, a decrease in expenses that are not deductible for tax purposes, a decrease in local taxes and an increase in tax holiday exemptions and income not subject to tax. This decrease was partially offset by the reduced impact of capital investment incentives.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.9% of the €2,754.5 million of intangible assets recorded on our balance sheet as at December 31, 2004 relates to assets that have indefinite useful lives.

        Prior to January 1, 2002, most of our intangible assets were amortized on a straight-line basis over 40 years. As of January 1, 2002, in accordance with the provisions of Statement No. 142, we no longer amortize our goodwill or other indefinite-lived intangible assets. The adoption of Statement No. 142 required that an initial impairment assessment be performed on all goodwill and indefinite-lived intangible assets. The impairment charge resulting from this initial impairment assessment was €94.0 million, net of deferred income tax benefits, which is attributable to our established and developing markets, and was recorded as a cumulative effect of an accounting change. Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, impairment assessments were conducted at December 31, 2004 and December 31, 2003. No impairment was indicated.

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

        The enlargement of the European Union has resulted in the application to all but one of our developing countries of EU labor, tax, accounting and environmental regulations, with a resulting increase in the cost and complexity of compliance, at least in the short-term. In particular, the implementation of the EU packaging directive in the new EU countries has further restricted our ability to use certain packaging materials or methods.

        As of May 1, 2004, these countries have adopted the EU sugar regime. This means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. Our operations in these eight countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners has increased as a result of the EU accession of these countries. Prior to May 1, 2004, our sweetener prices varied from just below to significantly below the EU intervention price. Post accession there has been significant rise in sweetener costs in these countries.

        The entry into the European Union of eight of our developing countries has also increased their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. At least at present, the prices of our products in our EU developing countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company, sold in the other EU countries. In addition, the enlargement of the European Union could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our EU developing countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from European Union countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

        The Coca-Cola Company may also seek to increase concentrate prices in our eight countries that entered the European Union in 2004 in order to bring concentrate prices in those countries in line with the rest of the European Union, in which case, maintaining our profit margin will partly depend on our ability to recover the increased concentrate cost by implementing price increases in the relevant countries.

        Bulgaria and Romania are scheduled to enter the European Union in 2007, while Croatia has submitted an application for entry to the European Union. On April 20, 2003, the European Commission recommended that Croatia be granted formal EU candidate status. Currently however, the adoption of a timetable for Croatia to start accession talks with the European Union has been postponed.

  European Union competition law

        Our business activities affecting the European Union are subject to EU competition law. Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. In 2004, together with The Coca-Cola Company and other Coca-Cola bottlers, we engaged in a dialogue with the European Commission to identify and address the commercial practices under review by the Commission. As part of this dialogue, we submitted draft proposals incorporating undertakings that address all such practices in the European Union. On June 22, 2005, the European Commission announced that it had adopted a Commitment Decision based on this undertaking and following consultation with us, The Coca-Cola Company and the other Coca-Cola bottlers, as well as national competition authorities of the EU member states as a basis for terminating its investigation. The undertaking will potentially apply in 27 European countries, covering those channels of distribution where The Coca-Cola Company-branded CSDs account for over 40% of the national sales and twice the nearest competitor's share. The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking will apply to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. As part of our dialogue with the European Commission we had already taken steps to adjust some of our commercial practices and we believe that the implementation of the undertaking will not have a material adverse effect on our business and financial results. The full text of the Commitment Decision is available on our corporate website at www.coca-colahbc.com.

        The admission to the European Union on May 1, 2004 of the eight Central and Eastern European countries mentioned above has increased the potential impact of EU competition law on our business.

  Adoption of International Financial Reporting Standards by Greek companies

        In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS effective as of January 1, 2005.

A. Operating results

Year ended December 31, 2004 compared to year ended December 31, 2003

        The following table shows certain income statements and other financial data, as well as the change in percentage terms, from the year ended December 31, 2003 to the year ended December 31, 2004.

	Coca-Cola Hellenic Bottling Company S.A.
	2004	2003	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	4,201.9	4,017.5	4.6
Cost of goods sold	(2,500.9)	(2,443.6)	2.3

Gross profit	1,701.0	1,573.9	8.1
Selling, delivery and administrative expenses	(1,279.2)	(1,196.0)	7.0

Operating profit	421.8	377.9	11.6
Interest expense	(66.9)	(64.7)	3.4
Interest income	6.6	11.5	(42.6)
Other income	4.2	4.9	(14.3)
Other expense	(8.3)	(7.1)	16.9
Income tax expense	(77.4)	(83.9)	(7.7)
Share of income of equity method investees	5.2	4.3	20.9
Minority interests	(13.1)	(11.0)	19.1

Net income	272.1	231.9	17.3

COP	708.8	650.8	8.9
Unit case volume	1,404.0	1,349.5	4.0

        The following table shows certain income statement and other financial data for the years ended December 31, 2004 and December 31, 2003, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2004	2003
Net sales revenue	100.0	100.0
Cost of goods sold	(59.5)	(60.8)

Gross profit	40.5	39.2
Selling, delivery and administrative expenses	(30.4)	(29.8)

Operating profit	10.1	9.4

COP	16.9	16.2

  Volume

        In 2004, our sales volume increased by 54.5 million unit cases, or 4.0%, compared to 2003. This reflects a diverse performance across our business. Our emerging markets accounted for 95.3% and our established markets for 19.6% of the increase, respectively, offsetting the reduction in sales volume of 14.9% experienced by our developing markets.

        The major contributor to our growth was our Russian operation, representing a 53.1% contribution to the increase in total sales volume and which benefited from our continued cold drink equipment placements and new product launches. Romania performed very well, with a 15.2% contribution to sales volume, driven by strong market execution and continued strong performance of its water business. Nigeria and Ukraine accounted for 13.7% and 10.8%, respectively, of our total sales volume increase. However, the performance of Nigeria was still below our plans, primarily due to two weeks of continuous rainfall in the month of December 2004, which disrupted our distribution, as well as twenty selling days which were lost as a result of national and industry-wide strikes. The remaining emerging markets contributed 2.5% to our sales volume growth.

        The performance of our established markets, representing a 19.6% contribution to the increase in total sales volume, was bolstered by the first full year contribution of Römerquelle GmbH. Römerquelle GmbH was acquired in December 2003, and accounted for 45.4% of our total company sales volume increase in 2004. Excluding the effect of Römerquelle GmbH, our established territories would have made a negative contribution of 25.8% to our total sales volume. In particular, Switzerland made a negative contribution of 12.5%, our Austrian business, not taking into account Römerquelle GmbH, would have made a negative contribution of 7.8%, while Italy made a negative contribution of 4.1%. These three countries were generally impacted by cooler summer weather in 2004 against exceptionally warm summer weather in 2003. In addition, Switzerland and Austria have been impacted by increased competition from private labels and the growing importance of hard discounters. Switzerland has also been affected by a weakening in spending on leisure products.

        For our developing markets, the combination of the short-term macro—economic challenges arising from the accession to the European Union of eight of the countries in which we operate and adverse weather conditions had a negative impact on the sales volume performance during 2004. In particular, developing countries, other than the key market of Poland, experienced negative year on year sales volume growth of 6.4%, reducing our total sales volume by 21.2%. Poland contributed 6.3% to our total sales volume increase, driven by strong execution in our packaging, mix and pricing strategy and the first full year contribution of Multivita.

  Net sales revenue

        We recognize net sales revenue at the time we deliver products to our customers. You should read "Critical accounting policies—Revenue recognition" for more information on when we recognize revenue. Of the €184.4 million increase in net sales revenue in 2004 compared to 2003, €109.0 million or 59.1% of the increase, was attributable to the emerging markets segment. The contribution of our Russian operations was €76.2 million, reflecting volume growth of 18.1%, as a result of continued cold drink equipment placements and new product launches. In addition, Romania contributed €20.4 million as a result of strong execution in our packaging, mix and pricing strategy and continued strong performance in our Romanian water business. Nigeria made a negative contribution of €11.9 million, a 4.0% decrease compared to 2003, as the strengthening of the euro against the Nigerian naira reversed gains in net sales revenue under local currency of 8.3%.

        Our established countries contributed €55.4 million, or 30.0% to the total result, €45.5 million of which was attributable to the first full year of contribution of Römerquelle GmbH. Among the other countries, Switzerland made a negative contribution of €20.4 million due to weakening spending on leisure products, increased competition from private labels and the growing importance of hard discounters, while Greece made a positive contribution of €16.9 million, reflecting an improvement in pricing and channel mix.

        In the developing markets, net sales revenue increased by €20.0 million over 2003. The increase comprised a €24.2 million contribution from our Polish operation offset by a negative contribution of €4.2 million from the remaining developing market countries. The results for the segment were impacted by a combination of the short-term macro—economic challenges arising from accession to the European Union, the effect of related price increases and adverse weather conditions. Net sales revenue per unit case in our developing countries increased from €2.58 in 2003 to €2.73, reflecting the price increases necessitated by increased raw materials costs.

        Overall pricing, in terms of net sales revenue per unit case remained stable, at €2.99 in 2004, slightly increased from €2.98 in 2003. This largely reflects the effect of our initiatives to improve channel mix and pricing, mostly offset by the increased importance of net sales revenue from our relatively low priced Russian operation and the first time full year contribution of Römerquelle GmbH, due to the fact that prices of our water products are generally lower than the weighted average prices for our products in other product lines.

  Cost of goods sold

        Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case marginally decreased from €1.81 in 2003, to €1.78 in 2004 as a result of the first time full year contribution of Römerquelle GmbH due to the fact that the weighted average unit cost of our water products is generally lower than the weighted average unit cost of our products in other product lines. This decrease was also the result of the strengthening of the euro against the US dollar and other local currencies. This decrease impacted our results positively in markets where the cost of certain raw materials is denominated in US dollars. Additionally, the average cost of goods sold per unit case decreased as a result of our strategy to implement comprehensive and system-wide supply chain improvements.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally decreased from 21.1% of our net sales revenue in 2003, to 20.4% in 2004 reflecting an increase in 2004 of net sales revenue relating to our own water brands and Amita juices, as well as the weakening of US dollar against euro and other local currencies. Depreciation included in our cost of goods sold increased from €132.2 million in 2003 to €139.9 million in 2004, primarily as a result of the first time full year contribution of Römerquelle GmbH.

  Gross profit

        Our gross profit margin increased from 39.2% in 2003, to 40.5% in 2003, as a result of volume growth and our continued efforts to manage costs and improve production efficiencies. The increase was also aided by the first time full year contribution of Römerquelle GmbH because the average gross profit margin of our water products is generally higher than the weighted average gross profit margin in other product lines. The effect of foreign exchange on gross profit margin was largely neutral.

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

        In 2004, selling costs (including depreciation) amounted to €624.1 million or 14.9% of our net sales revenue, as compared to €567.1 million, or 14.1% in 2003. The increase was due to the first time full year contribution of Römerquelle GmbH, as well as the growth in sales and associated selling costs, particularly in the Russian Federation and Romania. The increase in selling costs also reflects our focus on strengthening our sales force and improving marketing efforts. Similarly, the increase of selling costs as a percentage of net sales revenue was also attributable to our mineral water acquisition, because of their first time full year contribution and due to the fact that the average selling costs relating to our water products are generally higher than the selling costs of other product lines as a percentage of net sales revenue because of relatively lower selling prices and lesser economies of scale.

        Delivery costs (including depreciation) increased, in absolute terms, to €338.9 million in 2004 from €326.2 million in 2003 reflecting increased sales volume, the first time full year contribution of Römerquelle GmbH and restructuring costs. The restructuring costs reflect redundancy charges of €7.5 million and asset impairment charges of €3.6 million that have been incurred in relation to the consolidation of production and warehousing facilities in Greece, Austria, Republic of Ireland and Northern Ireland.

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

        Administrative expenses (including depreciation) amounted to €316.2 million in 2004, compared to €302.7 million in 2003. Administration costs increased compared with the prior year due mainly to the effect of net foreign exchange gains in the prior year of approximately €6.9 million compared with net foreign exchange losses of €3.1 million in 2004. The gains in 2003 arose due to the strengthening of the dollar against many other currencies and from net exchange gains of foreign currency denominated financial liabilities. In 2004, the euro fluctuated against other currencies resulting in a net loss. In addition, charges of €1.8 million relating to restructuring in several subsidiaries were incurred in the current year.

        The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2004 would be €

1,362.1 million, and our gross margin 32.4% compared to €1,247.7 million and 31.1%, respectively, for 2003.

  Operating profit

        Operating profit increased by 11.6% reflecting primarily sales volume growth, controlled growth in our operating expenses and the first time full year contribution of Römerquelle GmbH.

  Interest expense

        Interest expense increased from €64.7 million for 2003 to €66.9 million for 2004. This increase reflected the increased level of debt as a result of the issuance of a €500.0 million Eurobond, which was used to finance the public tender offer of the June 2006 Eurobond and the €300.0 million Eurobond maturity, as well as the issue of the $900.0 million notes issue in September 2003 to finance the return of capital to shareholders, repay the maturing €200.0 million Eurobond and finance the acquisition of Römerquelle GmbH.

  Interest income

        Interest income decreased from €11.5 million for 2003 to €6.6 million for 2004 due to lower level of excess funds for investment by our Nigerian operation and the fact that in 2003 we benefited from the receipt of the proceeds from the $900.0 million notes issue in September 2003 and the investment of such funds in short-term money market instruments before being used to finance the return of capital to shareholders, repay the maturing €200.0 million Eurobond and finance the acquisition of Römerquelle GmbH, which all took place in December 2003.

  Other income

        Other income consists mainly of gains on interest rate swaps that are not eligible for hedge accounting and foreign currency exchange gains. In 2004, other income of €4.2 million consisted of €3.5 million representing gains on interest rate swaps that were not eligible for hedge accounting and €0.7 million of foreign currency exchange income including exchange gains from re-measurement of certain currencies into functional currencies in highly inflationary countries. In 2003, other income of €4.9 million represented €4.4 million gains on interest rate swaps that were not eligible for hedge accounting and €0.5 million of foreign currency exchange gains.

  Other expenses

        Other expenses include foreign currency exchange losses, interest rate swap losses and other non-operating charges. Other expense of €8.3 million in 2004 consisted of exchange losses of €3.4 million and €4.9 million of losses on interest rate swaps that were not eligible for hedge accounting. In 2003, other non-operating charges consisted of costs of €6.1 million associated with the leveraged re-capitalization. Exchange losses of €1.0 million consisted of the effect of re-measurement of certain currencies into functional currencies and of foreign exchange transaction gains and losses on funding. There were no interest rate swap losses in 2003.

  Income tax expense

        The effective tax rate decrease from 26.0% in 2003 to 21.7% in 2004 was mainly attributable to the reduction in statutory tax rates in a number of our territories, such as Austria and the Czech Republic, as well as a decrease in expenses that are not deductible for tax purposes, additional local taxes and an increase of tax holiday exemptions and income not subject to tax. This decrease was partially offset by the reduced impact of capital investment incentives.

  Share of income of equity method investees

        The share of income of equity method investees primarily reflected Brewinvest S.A., a joint venture in which we hold a 50% interest, which is engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia. The share of profit of equity method investees increased from €4.3 million in 2003 to €5.2 million in 2004.

  Minority interests

        Minority interests consist primarily of the public shareholders' 33.7% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests increased from €11.0 million in 2003 to €13.1 million in 2004, due to an increase in contribution to our net income from our Nigerian operations.

  Net income

        Net income was €272.1 million in 2004, as compared to €231.9 million in 2003. The €40.2 million increase was due to the improvement in our operating profit and the reduction in income tax expense, for reasons discussed above.

  COP

        In 2004, COP increased by 8.9% over 2003 for the same reasons underlying the increase in operating profit during the same period.

Year ended December 31, 2003 compared to year ended December 31, 2002

        The following table shows certain statements of income and other financial data as well as the change in percentage terms from the year ended December 31, 2002 to the year ended December 31, 2003.

	Coca-Cola Hellenic Bottling Company S.A.
	2003	2002	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	4,017.5	3,839.4	4.6
Cost of goods sold	(2,443.6)	(2,366.4)	3.3

Gross profit	1,573.9	1,473.0	6.8
Selling, delivery and administrative expenses	(1,196.0)	(1,178.5)	1.5

Operating profit	377.9	294.5	28.3
Interest expense	(64.7)	(70.3)	(8.0)
Interest income	11.5	10.3	11.7
Other income	4.9	6.5	(24.6)
Other expense	(7.1)	(4.2)	(69.0)
Income tax expense	(83.9)	(73.3)	14.5
Share of income of equity method investees	4.3	4.3	—
Minority interests	(11.0)	(15.8)	(30.4)
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0	—	(94.0)	n/a

Net income	231.9	58.0	>100.0

COP	650.8	564.7	15.2
Unit case volume	1,349.5	1,256.2	7.4

        The following table shows certain income statement and other financial data, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2003	2002
Net sales revenue	100.0	100.0
Cost of goods sold	(60.8)	(61.6)

Gross profit	39.2	38.4
Selling, delivery and administrative expenses	(29.8)	(30.7)

Operating profit	9.4	7.7

COP	16.2	14.7

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

  Net sales revenue

        Our net sales revenue in 2003 of €4,017.5 million reflected an increase of €178.1 over the net sales revenue in 2002. Of this €178.1 million increase, €72.1 million was attributable to our Italian operations as a result of strong local market execution (such as cooler placement) and exceptionally warm summer weather. In addition, €37.3 million and €24.8 million of the increase in net sales were the first full year of contributions of our mineral water acquisitions, Valser Mineralquellen AG and Dorna Apemin S.A., respectively. On the other hand, Nigeria's net sales revenue reduced by €62.9 million, due to political, social and economic unrest in 2003 and the unfavorable impact of foreign currency exchange rate movements.

        Among the other significant contributors to the overall net sales increase, the major one was Serbia and Montenegro, contributing €25.3 million, as a result of a combination of favorable factors, namely cooler placement and improved economic conditions.

        The remaining €81.6 million was attributable to the net sales revenue increase in other established countries of €31.5 million, in developing countries of €13.7 million and in emerging countries of €36.4 million, reflecting the volume growth of 1.5% in established countries, 5.7% in emerging countries, and 8.6% in developing counties, respectively, partially offset by a decrease in weighted average unit case price of €0.06 in emerging countries and €0.09 in developing countries due to adverse foreign currency exchange rate movements, steady increases in sales of water products and the loss of a toll-filling contract between our Czech bottler and the German bottler of The Coca-Cola Company.

        The overall decrease in pricing, in terms of net sales revenue per unit case, from €3.06 in 2002 to €2.98 in 2003, reflected the first time full year contribution of Dorna Apemin S.A. and Valser Mineralquellen AG, mineral water companies acquired in 2002, due to the fact that prices of our water products are generally lower than the weighted average prices for our products in other product lines. In addition, the general strengthening of the euro also contributed to this unit price decline in our developing and emerging segments, particularly in the Russian Federation, Nigeria and Poland, which was partially offset by price increases and favorable channel mix in our established segment.

  Cost of goods sold

        Our average cost of goods sold per unit case marginally decreased from €1.88 in 2002, to €1.81 in 2003 as a result of the first time full year contribution of Dorna Apemin S.A. and Valser Mineralquellen AG, mineral water companies acquired in 2002, due to the fact that the weighted average unit cost of our water products is generally lower than the weighted average unit cost of our products in other product lines. This decrease was also impacted by the strengthening of the euro against the US dollar and other local currencies. This impacted our results positively in markets where the cost of certain raw materials is denominated in US dollars. Additionally, the average cost of goods sold per unit case decreased as a result of our strategy to implement comprehensive and system-wide supply chain improvements.

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

  Gross profit

        Our gross profit margin increased from 38.4% in 2002, to 39.2% in 2003, as a result of our strategy and continued efforts to manage costs and improve production efficiencies. The increase was also aided by the first time full year inclusion of Dorna Apemin S.A. and Valser Mineralquellen AG, our mineral water companies acquired in 2002, because the average gross profit margin of our water products is generally higher than the weighted average gross profit margin in other product lines. The effect of foreign exchange on gross profit margin was largely neutral. The effect of foreign exchange on gross profit, in absolute terms, was negative, with the translation effect of the strengthening of the euro against our other currencies at the net sales revenue level exceeding the beneficial impact to cost of goods sold from both the effect of translation and lower raw material costs.

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

  Interest income

        Interest income increased from €10.3 million for 2002 to €11.5 million for 2003 mainly due to high levels of interest earning balances during the period following the receipt of the proceeds from the $900.0 million notes issue in September 2003 and the investment of such funds in short-term money market instruments before being used to finance the return of capital to shareholders, repay the maturing €200.0 million Eurobond and finance the acquisition of Römerquelle GmbH.

  Other income

        Other income consists mainly of gains on interest rate swaps that are not eligible for hedge accounting and foreign currency exchange gains. In 2003, other income of €4.9 million consisted of €4.4 million representing gains on interest rate swaps that were not eligible for hedge accounting and €

0.5 million of foreign currency exchange income including exchange gains from re-measurement of certain currencies into functional currencies in highly inflationary countries. In 2002, other income of €6.5 million represented gains on interest rate swaps that were not eligible for hedge accounting.

  Other expenses

        Other expenses include foreign currency exchange losses, interest rate swap losses and other non-operating charges. In 2003, other non-operating charges consisted of costs of €6.1 million associated with the capital return. Exchange losses of €1.0 million consisted of the effect of re-measurement of certain currencies into functional currencies and of foreign exchange transaction gains and losses on funding. There were no interest rate swap losses in 2003. In 2002, other expenses represented exchange losses of €1.4 million and losses on valuation of options of €2.8 million.

  Income tax expense

        The effective tax rate decreased from 31.0% in 2002 to 26.0% in 2003 primarily due to a decrease in corporate income tax rates in a number of our territories, such as Poland, Slovakia, Hungary, the Czech Republic and Italy, as well as a decrease in expenses that are not deductible for tax purposes. This decrease in the effective tax rates was, however, offset by the reduced impact of tax holidays, income not subject to tax and capital investment incentives, which led to an increase in income tax expense of €10.6 million in 2003.

  Share of income of equity method investees

        The share of income of equity method investees primarily reflected Brewinvest S.A., a joint venture in which we hold a 50% interest, which is engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia. The share of profit of equity method investees remained constant in 2003 compared to 2002, at €4.3 million.

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

Reporting segments

Year ended December 31, 2004 compared to year ended December 31, 2003

        The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, 2004, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2004		Year ended December 31, 2003
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	563.5	40.1	552.8	41.0
Net sales revenue	2,244.9	53.4	2,189.5	54.5
Operating profit	245.8	58.3	244.1	64.9
Depreciation of property, plant and equipment	119.1	42.0	117.1	42.9
Impairment of property, plant and equipment	3.6	100.0	—	—
COP	368.5	52.0	361.2	55.5
Total assets	3554.4	59.6	3,533.6	61.6
Developing countries
Unit case volume	268.3	19.1	276.4	20.5
Net sales revenue	732.7	17.4	712.7	17.7
Operating profit	40.6	9.6	33.5	8.9
Depreciation of property, plant and equipment	64.4	22.7	63.1	23.1
COP	105.0	14.8	96.6	14.8
Total assets	1,260.2	21.2	1,204.1	21.0
Emerging countries
Unit case volume	572.2	40.8	520.3	38.5
Net sales revenue	1,224.3	29.2	1,115.3	27.8
Operating profit	135.4	32.1	100.3	26.5
Depreciation of property, plant and equipment	99.9	35.3	92.7	34.0
COP	235.3	33.2	193.0	29.7
Total assets	1,150.2	19.3	1,035.6	18.1
Corporate / inter-segment receivables
Total assets	(8.1)	(0.1)	(39.4)	(0.7)
Total
Unit case volume	1,404.0	100.0	1,349.5	100.0
Net sales revenue	4,201.9	100.0	4,017.5	100.0
Operating profit	421.8	100.0	377.9	100.0
Depreciation of property, plant and equipment	283.4	100.0	272.9	100.0
Impairment of property, plant and equipment	3.6	100.0	—	—
COP	708.8	100.0	650.8	100.0
Total assets	5,956.7	100.0	5,733.9	100.0

  Established countries

        The following table shows our volume performance for the year ended December 31, 2004 as compared to the year ended December 31, 2003:

	2004	2003	Change	Change
	(in millions of unit cases)%
Italy	178.0	180.3	(2.3)	(1.3)
Greece	145.8	147.4	(1.6)	(1.1)
Austria	89.7	69.2	20.5	29.6
Switzerland	77.1	83.9	(6.8)	(8.1)
Ireland	72.9	72.0	0.9	1.3

	563.5	552.8	10.7	2.0

        Sales volume in our established markets was 563.5 million unit cases in 2004, an increase of 2% over 2003, predominantly as a result of the first full year contribution of Römerquelle GmbH. Austria, Switzerland and Italy were generally impacted by cooler summer weather in 2004 against exceptionally warm summer weather in 2003. In addition, during 2004, two of our largest markets, Greece and Italy, were impacted by lower tourism levels in the high selling summer season. However, our execution in these two countries remained strong. In Italy, we improved our category share across the majority of our product categories despite a difficult operating environment characterized by weak consumer sentiment. Switzerland and Austria were particularly impacted by increased competition from private labels and the growing importance of hard discounters. In addition, Switzerland was affected by a weakening in spending on leisure products.

        Our operations in established markets contributed €368.5 million to our COP for the year 2004, representing a 2.0% increase compared to 2003. Italy and Austria were the key drivers of this segment's profitability, each delivering strong COP growth. This was due to the increasing strength of our execution in the immediate consumption channels, combined with our focus on reducing operating expenses in Italy and our continuous efforts to optimize pricing in Austria.

        Asset impairment charges of €3.6 million were incurred during 2004 in relation to the consolidation of warehousing and production and warehousing facilities in Austria and Greece.

        In 2004, we achieved an operating profit of €245.8 million compared to an operating profit of €244.1 million in 2003.

  Developing countries

        The following table shows our volume performance for the year ended December 31, 2004 as compared to the year ended December 31, 2003:

	2004	2003	Change	Change
	(in millions of unit cases)%
Poland	98.0	94.6	3.4	3.6
Hungary	69.2	73.3	(4.1)	(5.6)
Czech Republic	42.3	41.9	0.4	0.9
Croatia	23.5	25.2	(1.7)	(6.7)
Baltic countries	16.9	19.1	(2.2)	(12.1)
Slovakia	14.4	17.8	(3.4)	(19.0)
Slovenia	4.0	4.5	(0.5)	(10.6)

	268.3	276.4	(8.1)	(2.9)

        Sales volume in our developing markets was 268.3 million unit cases in 2004, a decrease of 2.9% over 2003. The combination of the short-term macroeconomic challenges from the European Union accession of eight of the developing countries in which we operate, the effect of related price increases and adverse weather conditions had a negative impact on this segment's sales volume in 2004. However, Poland outperformed the segment and achieved positive volume growth, driven by strong execution of our packaging, mix and pricing strategy and the first full year contribution of Multivita. The Czech Republic experienced a modest sales volume increase aided by 3% growth in our core brands during a very challenging year.

        Our operations in developing markets contributed €105.0 million to our COP in 2004, 8.7% above 2003. COP improvement was particularly strong in this segment, driven by significant price increases and a strong improvement in channel mix. In addition, despite the short-term negative impact from the increase in the price of sugar, accession to the European Union continued to provide our group with significant cost reduction opportunities. During 2004, we also embarked on certain operational initiatives within the region, including the introduction of multilingual labels and the consolidation of our Slovenian operations with our Austrian operations.

        In 2004, we achieved an operating profit of €40.6 million compared to an operating profit of €33.5 million in 2003.

  Emerging countries

        The following table shows our volume performance for the year ended December 31, 2004 as compared to the year ended December 31, 2003:

	2004	2003	Change	Change
	(in millions of unit cases)%
Russian Federation	188.7	159.8	28.9	18.1
Nigeria	130.1	122.7	7.4	6.1
Romania	106.0	97.7	8.3	8.5
Ukraine	44.0	38.1	5.9	15.4
Serbia and Montenegro	38.8	38.4	0.4	1.1
Bulgaria	35.3	35.6	(0.3)	(1.0)
Bosnia and Herzegovina	13.1	13.3	(0.2)	(1.9)
Belarus	10.7	9.5	1.2	12.8
Armenia	4.1	3.7	0.4	10.5
Moldova	1.4	1.5	(0.1)	(5.1)

	572.2	520.3	51.9	10.0

        Sales volume in our emerging markets was 572.2 million unit cases in 2004, 10.0% above 2003. The Russian Federation achieved double-digit growth, benefiting from our continued cold drink equipment placements and new product launches. Romania performed very well, driven by strong market execution and continued strong performance of its water business. Nigeria achieved 6% growth, which was below our plans, primarily due to two weeks of continuous rainfall in the month of December that disrupted our distribution, as well as twenty selling days which were lost as a result of national and industry-wide strikes.

        Our operations in emerging markets contributed €235.3 million to our COP in 2004, 21.9% above 2003. The Russian Federation and Romania delivered strong COP growth during 2004, mainly driven by sales volume growth, pricing and mix improvements and continued investment in cold drink equipment.

        In 2004, we achieved an operating profit of €135.4 million compared to an operating profit of €100.3 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

        The following table provides certain financial information for our three business segments as well as our corporate center for each of the two years ended December 31, 2003, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table.

	Year ended December 31, 2003		Year ended December 31, 2002
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	552.8	41.0	518.0	41.3
Net sales revenue	2,189.5	54.5	2,048.7	53.4
Operating profit	244.1	64.9	207.5	70.5
Depreciation of property, plant and equipment	117.1	42.9	103.9	38.5
COP	361.2	55.5	311.4	55.1
Total assets	3,533.6	61.6	3,589.9	60.9
Developing countries
Unit case volume	276.4	20.5	261.6	20.8
Net sales revenue	712.7	17.7	699.0	18.2
Operating profit	33.5	8.9	24.8	8.4
Depreciation of property, plant and equipment	63.1	23.1	67.6	25.0
COP	96.6	14.8	92.4	16.4
Total assets	1,204.1	21.0	1,581.5	26.8
Emerging countries
Unit case volume	520.3	38.5	476.6	37.9
Net sales revenue	1,115.3	27.8	1,091.7	28.4
Operating profit	100.3	26.5	62.2	21.1
Depreciation of property, plant and equipment	92.7	34.0	98.7	36.5
COP	193.0	29.7	160.9	28.5
Total assets	1,035.6	18.1	1,062.7	18.0
Corporate / inter-segment receivables
Total assets	(39.4)	(0.7)	(339.2)	(5.7)
Total
Unit case volume	1,349.5	100.0	1,256.2	100.0
Net sales revenue	4,017.5	100.0	3,839.4	100.0
Operating profit	377.9	100.0	294.5	100.0
Depreciation of property, plant and equipment	272.9	100.0	270.2	100.0
COP	650.8	100.0	564.7	100.0
Total assets	5,733.9	100.0	5,894.9	100.0

  Established countries

        The following table shows our volume performance for the year ended December 31, 2003 as compared to the year ended December 31, 2002:

	2003	2002	Change	Change
	(in millions of unit cases)%
Italy	180.3	168.9	11.4	6.7
Greece	147.4	147.4	0.0	0.0
Switzerland	83.9	64.9	19.0	29.2
Austria	69.2	66.9	2.3	3.6
Ireland	72.0	69.9	2.1	2.9

	552.8	518.0	34.8	6.7

        Sales volume growth of 6.7% was mainly driven by sales volume increases in Italy and Switzerland. Our strong performance in Italy was due to favorable weather conditions and, most importantly, local market execution. The growth in Switzerland's volume was primarily driven by the first full year contribution of Valser Mineralquellen AG, which was acquired in September 2002 and exceptionally warm summer weather. Valser Mineralquellen AG continued to perform well, complementing the product portfolio of our core business in Switzerland.

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

        In 2003, we achieved an operating profit of €244.1 million compared to an operating profit of €207.5 million in 2002.

  Developing countries

        The following table shows our volume performance for the year ended December 31, 2003 as compared to the year ended December 31, 2002:

	2003	2002	Change	Change
	(in millions of unit cases)%
Poland	94.6	85.5	9.1	10.6
Hungary	73.3	67.8	5.5	8.1
Czech Republic	41.9	38.1	3.8	10.0
Croatia	25.2	23.8	1.4	5.6
Baltic countries	19.1	18.9	0.2	1.2
Slovakia	17.8	23.3	(5.5)	(23.6)
Slovenia	4.5	4.2	0.3	6.6

	276.4	261.6	14.8	5.7

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

        While our operations in the Baltic countries and Slovakia have performed below our expectations, we worked hard during the year to restore the fundamentals of these businesses to ensure future profitable growth in line with our long-term objectives. Specifically, we increased prices and reduced the level of discount in an effort to overcome European Union accession costs. We shifted our focus towards the more advantageous immediate consumption business, with increased investment in cold drink equipment and manpower. We also put considerable focus on increasing people capability, with new management and an emphasis on training. In the case of the Baltic countries, we restructured the business and reporting lines.

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

        In 2003, we achieved an operating profit of €33.5 million compared to an operating profit of €24.8 million in 2002.

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

        Our Romanian business experienced an exceptional year achieving sales volume growth of 33.0% in 2003, driven by both the strength of the underlying business and the addition of the Dorna water brands. The Russian Federation also experienced significant sales volume growth, despite unfavorable weather conditions through the year. Ukraine achieved sales volume growth of 18.6% as a result of new product launches, strong promotional activities and improved market execution. Nigeria faced political, social and economic unrest in 2003, including a prolonged strike in July and several fuel shortages, leading to a 9.3% volume decline.

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

Cash flows provided by operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2002 to the year ended December 31, 2004 are as follows:

	2004	2003	2002
	(euro in millions)
Net income due to operating activities	525.0	514.0	433.3
Changes in operating assets and liabilities, net of effect of acquisitions	(35.3)	65.4	(82.5)

Net cash provided by operating activities	489.7	579.4	350.8

        Our primary source of cash flow is funds generated from operations. In 2004, the decrease in net cash provided by operating activities amounted to €89.7 million as compared to 2003. This mainly reflects an unfavorable change in the working capital position, reflecting the forward buying of inventories in certain markets to protect against rising commodity prices, along with a worsening of the trade accounts receivable position. In 2003, the increase in cash provided by operating activities of €228.6 million over those generated during 2002, was primarily due to solid business operating results and strong initiatives on working capital management.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2002 to the year ended December 31, 2004 are as follows:

	2004	2003	2002
	(euro in millions)
Purchases of property, plant and equipment	(354.4)	(340.7)	(301.4)
Proceeds from disposal of property, plant and equipment	21.0	14.9	22.0
Cash payments for acquisitions, net of cash acquired	(3.1)	(90.7)	(192.6)
Proceeds from sale of trademarks	8.6	7.6	—
Proceeds from sale of investments	6.7	3.0	0.2
Purchase of investments	(0.5)	(3.3)	—

Net cash used in investing activities	(321.7)	(409.2)	(471.8)

        Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the three years ended December 31, 2004. We focus our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, minimizing the cash outflows and improving our returns on existing assets.

        Set forth below are our purchases of property, plant and equipment in our three business segments for the period from the year ended December 31, 2002 to the year ended December 31, 2004. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2004		2003		2002
	(euros in millions)%		(euros in millions)%		(euros in millions)%
Business segment
Established countries	108.1	30.5	123.5	36.2	118.2	39.2
Developing countries	74.9	21.1	65.7	19.3	64.3	21.3
Emerging countries	171.4	48.4	151.5	44.5	118.9	39.5

Total purchases of property, plant and equipment	354.4	100.0	340.7	100.0	301.4	100.0

        Purchases of property, plant and equipment for 2004 represented a €13.7 million, or 4.0%, increase over 2003. Cold drink equipment placements have been a very successful part of our strategy. Additionally, we continue to strategically invest in production equipment and capacity in the fast growing single serve packages, as well as in new production technologies for non-CSDs. The increase in capital expenditure by €39.3 million in 2003, compared to 2002 reflects mainly an increase of approximately €30.0 million in investment in coolers, in line with our strategy to increase availability in the immediate consumption channel.

        Cash payment for acquisitions of €3.1 million in 2004 related to Gotalka d.o.o. and the acquisition of a number of minority interests in our subsidiaries. Cash payments for acquisitions of €90.7 million in 2003 relate primarily to the acquisition of Römerquelle GmbH, Multivita sp. z o.o., Tsakiris S.A. and the acquisition of a number of minority interests. A full breakdown of the acquisitions is available in note 2 to the consolidated financial statements. Cash payments for acquisitions of €192.6 million in 2002 relate to the acquisition of Valser Mineralquellen AG, Dorna Apemin S.A., the acquisition from The Coca-Cola Company of its bottling operations in Lithuania, Latvia and Estonia and the repayment of loan notes to The Coca-Cola Company in respect of the acquisition of its Russian bottling operations. In 2004, we received €8.6 million from The Coca-Cola Company in respect of the sale of the "Gotalka" trademarks. In 2003, the sale of trademarks resulted in the receipt of a further €7.6 million from The Coca-Cola Company. Of this, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder of €5.3 million related to the transfer of our rights in the water brand trademark "NaturAqua" to The Coca-Cola Company in 2002.

  Cash flows (used in) provided by financing activities

        Our cash flows (used in) provided by financing activities from the year ended December 31, 2002 to the year ended December 31, 2004 are as follows:

	2004	2003	2002
	(euro in millions)
Proceeds from issuance of debt	725.9	1,116.8	545.7
Repayments of debt	(854.5)	(814.3)	(396.2)
Payments on capital lease obligations	(11.7)	(10.7)	(7.8)
Return of capital to shareholders	(0.4)	(472.9)	—
Proceeds from issue of shares	19.2	3.4	—
Dividends paid	(52.5)	(50.0)	(49.6)

Net cash (used in) provided by financing activities	(174.0)	(227.7)	92.1

        Issuances and repayments of debt include both short-term and long-term financing activities.

        On July 12, 2004, we announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matures in June 2006. On the same date, we successfully completed, through our wholly-owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed of our Euro Medium Term Note Program and has a term of seven years. Proceeds from the new issue were used to finance the tender offer and to partially fund our repayment of the €300.0 million Eurobond in December 2004.

        Issuances of debt in 2003 primarily included a $900.0 million global offering of notes and issuances of commercial paper. The proceeds from the $900.0 million notes, which were received net of commission, were €795.3 million (at actual exchange rates). For additional information, see "Borrowings and funding sources" below. On December 17, 2003, we made the scheduled repayment of the €200.0 million Eurobond which had been issued two years earlier. During the course of 2003, we purchased and canceled €70.0 million of our outstanding June 2006 Eurobond. The buy-back was undertaken in order to reduce surplus cash and to reduce refinancing risk. In addition, all except for €10.0 million of commercial paper outstanding under the commercial paper program was repaid. The other significant debt repayment in the course of 2003 was the €48.9 million payment to "EWN" Getränke Holding GmbH, in respect of the acquisition of a 26.1% shareholding interest in our Swiss subsidiary, Coca-Cola Beverages AG.

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

        In 2004, we received proceeds from the issue of shares of €19.2 million. This followed the resolution by our board of directors on December 22, 2004, to increase the share capital of the company by 1,344,852 ordinary shares, following the exercise of stock options by option holders pursuant to our company's stock option plan. This was recorded as €0.6 million to issued capital and €18.6 million to additional paid-in capital. For further details on our employee stock option plan, refer to Item 6B, "Directors, Senior Management and Employees—Compensation—Stock Option Plan".

        In 2003, we received proceeds of €3.4 million from the issue of shares. This followed the resolution by our board of directors on December 23, 2003, to increase the share capital of the company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to our company's stock option plan. This was recorded as €0.1 million to issued capital and €3.3 million to additional paid-in capital.

        We have paid thirteen consecutive annual dividends to the shareholders of our company, starting in 1991. We paid €47.4 million, €45.0 million and €42.6 million in the years ended December 31, 2004, 2003 and 2002, respectively. You should read Item 3A, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, 2004 was as follows:

	2004	2003	2002
	(euro in millions)
Current assets	1,082.2	1,049.7	1,103.4
Current liabilities	(976.2)	(1,228.9)	(1,327.1)

Working capital	106.0	(179.2)	(223.7)
Add back: deposit liabilities on returnable containers	142.0	142.8	135.0

Working capital, excluding deposit liabilities	248.0	(36.4)	(88.7)

        Our working capital as at December 31, 2004 increased by €285.2 million over the working capital balance as at December 31, 2003. The main reason for this was the change in the net current debt position, for the reasons discussed above in "Liquidity and capital resources—Cash flows (used in) provided by financing activities". The working capital improvement of €44.5 million from December 31, 2002 to December 31, 2003 was also primarily due to the positive change in the net debt position.

        We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. Excluding our deposit liabilities for returnable containers held by customers, which amounted to €135.0 million at December 31, 2002, we would have had a negative working capital of €88.7 million at December 31, 2002. As at December 31, 2003, we would have had a negative working capital of €36.4 million excluding deposit liabilities for returnable containers of €142.8 million. Likewise, as at December 31, 2004, we would have had a positive working capital of €248.0 million excluding deposit liabilities for returnable containers of €142.0 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Borrowings and funding sources

  Funding policies

        Our general policy is to retain a minimum amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities and credit lines, to ensure that we have cost-effective access to sufficient financial resources to meet our short- and medium-term funding requirements. These include the day-to-day funding of our operations as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we endeavor to maintain a minimum of €500.0 million of financial headroom. Financial headroom refers to the excess committed finance available, after considering cash flows from operating activities, dividends, interest expense, tax expense, acquisitions and capital expenditure requirements.

  Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, 2004 were as follows:

	2004		2003		2002
	(euros in millions)%		(euros in millions)%		(euros in millions)%
Euro or euro equivalent	13.9	44.5	12.1	34.2	32.4	32.0
Nigerian naira	3.9	12.5	12.3	34.6	33.2	32.8
Swiss franc	2.2	7.0	1.7	4.8	20.1	19.8
Croatian kuna	0.6	1.9	0.1	0.3	2.1	2.1
Other	10.7	34.1	9.3	26.1	13.5	13.3

	31.3	100.0	35.5	100.0	101.3	100.0

        Our cash and cash equivalents balance at December 31, 2004 was €31.3 million, representing a decrease of €4.2 million from the balance at December 31, 2003 and a decrease of €70.0 million from the balance as at December 31, 2002. The reduction of the cash and cash equivalents balance between 2002 and 2003 was principally the result of our strategy of optimizing the use of cash through the repayment of outstanding commercial paper debt.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditures.

  Debt—general

        Our debt as at December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(euro in millions)
Short-term borrowings	76.0	84.4	313.1
Current portion of long-term debt	—	295.9	200.0
Current portion of capital lease commitments	15.0	10.8	10.7
Long-term debt, less current portion	1,424.6	1,302.9	950.9
Capital lease obligations, less current portion	32.5	30.8	28.4

Total long-term debt, including capital leases	1,472.1	1,640.4	1,190.0

Gross debt, including capital lease obligations	1,548.1	1,724.8	1,503.1

Cash and cash equivalents	(31.3)	(35.5)	(101.3)

Net debt	1,516.8	1,689.3	1,401.8

        As at December 31, 2004, our gross debt was primarily denominated in euros (53.8%) and US dollars (43.3%). This compared to our gross debt as at December 31, 2003, which was primarily denominated in euros (57.6%) and US dollars (41.2%). As at December 31, 2002, our total borrowings were nearly all denominated in euros with the remainder denominated in a variety of other currencies.

        We manage our debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within 12 months, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. We launched our commercial paper program during 2002 to fund our short-term debt portfolio needs. The debt outstanding under our commercial paper program is backstopped using a syndicated loan facility. We service our short-term debt portfolio principally through operating cash flows.

        We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed and floating rate interest rate swaps, and interest rate cap options. Products that reduce the group's interest rate risk have a range of maturities from one to approximately three and a half years. As at December 31, 2004, the products used in reducing interest rate risk amounted to 100% of gross debt, comprised solely of interest rate cap options. By comparison, at December 31, 2003, the total amount of products used in reducing interest rate risk was 71% of gross debt, comprised of 12% of gross debt as interest rate swaps and 59% as interest rate cap options. As at December 31, 2002, the total amount of products used in reducing interest rate risk was 83% of gross debt, comprised of 39% of gross debt as interest rate swaps and 44% as interest rate cap options.

        Over the period 2002 to 2004, we purchased interest rate cap options on floating rate debt. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in net income. The option premiums are expensed to the statement of income through the option revaluation process.

  Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short-term funding sources. The program consists of a multi-currency euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 270 days for US issued commercial paper and up to 365 days for European commercial paper. As at December 31, 2004, we had no commercial paper outstanding, and at December 31, 2003, we had €10.0 million commercial paper outstanding, following repayment of other outstanding amounts with the partial proceeds of the offering of $900.0 million notes issued in the US markets (discussed below) and cash generated from operating activities. This compares with a balance of €170.5 million of commercial paper outstanding as at December 31, 2002.

        As at June 10, 2005, we had an outstanding balance of €261.0 million under the commercial paper program. This reflects primarily the funding of the acquisition of the Multon group. Similarly, in 2002 and 2003, the commercial paper facility was used for general corporate purposes, including the acquisition of Dorna Apemin S.A. and payment for the buyout of substantially all of the minority interest in our Swiss operating subsidiary, Coca Cola Beverages AG.

        During May 2002, we replaced our €750.0 million syndicated loan facility with a €900.0 million syndicated facility issued through various financial institutions. In May 2005, €450.0 million of this syndicated facility matured. The facility is used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and us. Under the terms of the facility, our borrowings under the global commercial paper program and the backstop facility are limited to an aggregate amount of €450.0 million (previously €900.0 million).

        The use of the backstop facility may become subject to a covenant setting a minimum ratio of our EBITDA to our consolidated interest expense of at least 3:1, in the event that either our credit rating by Standard and Poor's falls below BBB+ or our rating by Moody's does not remain at or above Baa1 or in the event that neither Moody's nor Standard and Poor's publish such a rating. Our current ratings are above those required and, accordingly, we are not subject to such financial covenant. In addition, at December 31, 2004, we exceeded the required minimum ratio of our EBITDA to our consolidated net interest expense. EBITDA and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. In addition, the facilities contain a material adverse change clause. This clause stipulates that amounts outstanding under the facilities may be declared immediately due and payable if any event or circumstance occurs which a majority of the lenders under the facilities reasonably believe could be expected to have a material adverse effect on our ability to perform our payment obligations generally. The facilities are subject to other standard market covenants and events of default, including a negative pledge clause, provisions relating to change of control and disposal of material assets, as well as a cross-acceleration clause for failure to repay indebtedness greater than €25.0 million. As at June 10, 2005, no amounts had been borrowed under this facility.

  US debt-shelf program

        In December 2003, we registered with the SEC a debt-shelf program amounting to $2.0 billion guaranteed notes that we may issue from time to time through our wholly-owned Dutch finance subsidiary, Coca-Cola HBC Finance B.V. As at June 10, 2005, no amounts had been drawn under the debt-shelf program.

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

        The program has been used four times since it was launched in 2001, raising a total of €1,625 million. At December 31, 2004, there was €733.0 million of Eurobonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Term
June 2001	€233.0 million	Fixed 5.250%	5 years
July 2004	€500.0 million	Fixed 4.375%	7 years

        The first Eurobond issue occurred in June 2001 and raised €625.0 million. The Eurobond has a maturity of June 2006. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding Eurobond maturing in June 2006. In July of 2004, we purchased and cancelled an additional €322.0 million of the then outstanding Eurobond. The buy-backs were undertaken in order to reduce surplus cash and to reduce refinancing risk. The proceeds of the €500.0 million Eurobond issue in July 2004 were used to finance the tender offer for the Eurobond and to partially fund the repayment of a €300.0 million Eurobond in December 2004.

  Notes issued in the US market

        On September 17, 2003, we completed, through our wholly-owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0 million (€742.1 million at June 10, 2005 exchange rates) global offering of privately placed notes with US registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million (€412.3 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€329.8 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of our company and the acquisition of Römerquelle GmbH. In December 2003, we launched an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are subject to standard market covenants and events of default, including a negative pledge clause, as well as a cross-acceleration clause for failure to repay indebtedness greater than $25.0 million.

        The decision to use US debt capital markets instead of the Eurobond market was driven by favorable pricing available in the US debt capital markets as compared to the Euro bond market and the desire to further diversify our funding sources.

  Credit rating

        Our credit rating by Standard and Poor's is "A (stable)" and by Moody's is "A3 (stable)" for long-term obligations and A-1 and P-2, respectively, for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

  Future contractual payments

        The following table reflects our contractual obligations as at December 31, 2004, excluding derivatives and hedging instruments, which are discussed in detail below under "Market Risk".

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(euro in millions)
Short-term borrowings	76.0	76.0	—	—	—
Long-term debt	1,424.6	—	240.8	—	1,183.8
Operating leases	63.7	21.3	27.6	7.5	7.3
Capital leases	47.5	15.0	20.6	6.2	5.7
Capital purchase obligations	60.4	60.4	—	—	—
Other long-term purchase obligations	167.0	167.0	—	—	—

Total	1,839.2	339.7	289.0	13.7	1,196.8

        Refer to note 7 to our consolidated financial statements for further information regarding short-term borrowings and long-term debt. The above table does not reflect estimated future interest payments.

        Refer to note 12 to our consolidated financial statements for further information regarding operating leases, capital leases, capital purchase obligations, and other long-term purchase obligations.

        The above table does not reflect employee benefit obligations. Refer to note 9 to our consolidated financial statements for further information.

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

        The board of directors has delegated authority to execute transactions, including hedging activities with approved financial institutions, to the chief financial officer and the director of treasury. Under this authority, only specified permitted financial instruments, including derivatives, may be used for specific permitted transactions.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 10, 2005 have maturities ranging from June 2006 to September 2015. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        We have entered into interest rate swap agreements to convert our €233.0 million (originally €625.0 million) and €500.0 million fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps at December 31, 2004 were €733.0 million.

        From December 2001 to December 2003, we had also used cash flow interest rate swap agreements to convert a portion of the €200.0 million long-term floating rate debt issued under the same program to fixed rate debt. As at December 31, 2002, an unrealized loss of €1.2 million was recorded in other comprehensive income. The interest rate swap agreement matured in 2003, with the effect that the realized losses were recorded as interest expense.

        During 2004, we recognized in other expense a net loss of €1.4 million in relation to interest rate swaps that were not eligible for hedge accounting. This amount was comprised of a €3.5 million gain included in other income, in respect of interest rate swaps that do not qualify for hedge accounting and a €4.9 million loss included in other expense, from the effect of the undesignation of a portion of our interest rate swaps.. By comparison, over the course of 2003, we recognized in other income €4.4 million of gains on interest rate swaps that were not eligible for hedge accounting, comprised of a €4.5 million gain in respect of interest rate swaps that do not qualify for hedge accounting, offset by €0.1 million loss from the effect of the undesignation of a portion of our €925.0 million swaps. During 2002, we recognized in other income €6.5 million of gains on interest rate swaps that were not eligible for hedge accounting, comprised of a €8.2 million gain from the effect of the undesignation of a portion of our €925.0 million swaps, and a €1.2 million loss from interest rate swaps that do not qualify for hedge accounting.

        During 2003 and 2004, we used interest rate swaps to convert our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate debt based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        As at December 31, 2004, 100% of the principal amount of our gross debt was covered by interest rate cap options.

        A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2004 would change interest expense on an annual basis by approximately €15.7 million. The effect of a 1% change in market interest rates for 2003 would have changed interest by approximately €15.0 million, and for 2002, approximately €8.8 million. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

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

        At December 31, 2004, 2003 and 2002, we had forward foreign exchange contracts, principally between the euro and the US dollar, Polish zloty, Hungarian forint, Czech koruna, Swiss franc and Romanian lei. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €149.3 million as at December 31, 2004, as compared to €340.8 million as at December 31, 2003 and €409.7 million at December 31, 2002.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2004 and 2003 the fair value of the cross currency swaps represented a payable of €143.1 million and €89.9 million, respectively.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. At December 31, 2004, we recorded an unrealized gain of €0.5 million in accumulated other comprehensive income as a result of our sugar futures contracts, which if realized, will be recorded in cost of sales when the related sugar is utilized in 2005. This compares with an unrealized gain of €0.3 million as at December 31, 2003, and €2.7 million as at December 31, 2002.

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

Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements, as such term is defined for purposes of Item 5E of Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and development, patent and licenses

        Not applicable.

D. Outlook and trend information

        During 2005, we plan to continue the execution of our volume to value strategy, focusing on six key priorities:

  •
  grow categories to become a more diverse alcohol-free beverage company;

  •
  build brand equity to create value for customers;

  •
  drive profitable package mix and exploit new channels to enhance margins;

  •
  manage capital for growth and value;

  •
  drive cost efficiency throughout the business; and

  •
  create superior sustainable returns.

        In the first quarter of 2005, we have been able to successfully implement this strategy. During the period, we executed a series of pricing and product rollout initiatives and are encouraged with the performance of each of our market segments and growth across our market portfolio. Volume for the first quarter of 2005 increased by 3.9% against the first quarter of 2004, while our net sales revenue increased by 4.8% over the first quarter of 2004. Our net sales revenue benefited from the strong volume growth, mix improvement and positive currency impact due to the positive translation effect resulting from the strengthening of the Polish and Hungarian currencies against the euro. Pricing improved in the established and emerging markets segment during the quarter, in line with our plans.

In the developing markets, pricing alignment to regain customers following last year's strong price increase have been successful, as demonstrated by strong volume performance and market share gains in Poland, the Czech Republic and Slovakia. Cost of goods sold per unit case increased slightly from €1.79 to €1.81, with our on-going supply chain efficiency improvement initiatives helping to partially mitigate the increases in raw material costs, primarily for PET and sugar.

        In 2004, we took certain initiatives to consolidate our manufacturing network by rationalizing sites, including through consolidation, relocating our manufacturing lines and streamlining our warehouses. This process continued in 2005. After a period of consultation and a thorough evaluation of a number of potential sites in both the Republic of Ireland and in Northern Ireland, we made the decision to move towards a single all-island facility at Knockmore Hill in Northern Ireland. In relation to this initiative, we expect to record accelerated depreciation of approximately €12.0 million over the next two to three years. In the first quarter of 2005, a charge of €1.7 million was recorded, as a result. In addition, the continuation of other initiatives, including the closure of the warehouse in Salzburg, Austria in the first quarter of 2005, led to the recording of an additional €2.7 million of cash restructuring charges. The restructuring projects are on-going, and we expect to incur further cash charges of approximately €34.0 million over the next two years in relation to these projects.

        As discussed above, in the first half of 2005, consistent with our strategy to accelerate growth in the non-CSD sector we announced the completion of the acquisitions of a juice business in the Russian Federation and mineral water businesses in Serbia and Montenegro and in Bulgaria.

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

Directors nominated by The Kar-Tess Group and The Coca-Cola Company Entities

        Mr. David, Mr. Ioannou, Mr. A. Leventis and Mr. H. Leventis were nominated by The Kar-Tess Group. Messrs. Allan and Finan were nominated by The Coca-Cola Company Entities. The Kar-Tess Group and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Mr. David is a first cousin of Mr. A. Leventis and Mr. H. Leventis. Mr. A. Leventis and Mr. H. Leventis are brothers.

Directors

Name	Age	Title	Initially Elected
George David	68	Chairman of the Board	January 2, 1981
Doros Constantinou	54	Managing Director	August 22, 2003
Alexander (Sandy) R.C. Allan	60	Non-Executive Director	September 3, 2001
Kent Atkinson	60	Non-Executive Director	September 6, 2000
Antonio D'Amato	48	Non-Executive Director	January 1, 2002
Irial Finan	48	Non-Executive Director	October 23, 1997(1)
Leonidas Ioannou	65	Non-Executive Director	January 2, 1981
Anastasios P. Leventis	64	Vice-Chairman of the Board	October 27, 2000
Haralambos K. Leventis	62	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	66	Non-Executive Director	September 6, 2000
Nigel Macdonald	60	Non-Executive Director	June 17, 2005
Samir Toubassy	65	Non-Executive Director	September 6, 2000

(1)
Mr. Finan originally served as a member of the board of directors of Hellenic Bottling Company S.A. from October 23, 1997 to August 30, 2000 (Hellenic Bottling Company S.A. consummated its merger with Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on August 9, 2000). He then served on the board of directors from May 18, 2001 to August 21, 2003. His current term began on June 17, 2005.

George David

        Mr. David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies owned by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Ltd. from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Titan Cement Company S.A. and Allatini AVEE. Mr. David is a trustee of the A.G. Leventis Foundation and is also actively involved with a number of other nonprofit organizations. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with Price Waterhouse where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., one of the leading manufacturers of commercial refrigerators and packaging products worldwide with operations in 16 countries and a listing on the Athens Stock Exchange. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003.

Alexander (Sandy) R.C. Allan

        Mr Allan started his career at The Coca-Cola Company in South Africa as finance manager of the Johannesburg bottler in 1968 and in 1971 joined the corporate audit team. In 1978, he joined the Southern and Central African division of The Coca-Cola Company, first as division finance manager and then as deputy division president. In 1986, he was appointed managing director of NatBev South Africa. In 1993, Mr Allan was appointed president of the Middle East and North African division of The Coca-Cola Company, a position in which he served until 1999. In late 1999, he was appointed senior vice president of The Coca-Cola Company and president of the Asia Group business unit of The Coca-Cola Company. In March 2001, he was elected chief operating officer of the Asia Group business unit of The Coca-Cola Company and in April 2001, was elected executive vice president of The Coca-Cola Company. In August 2001, Mr Allan was appointed president and chief operating officer for the Europe, Eurasia and Middle East business unit of The Coca-Cola Company, with effect from 1 January 2002. Mr Allan is a member of our Audit Committee.

Kent Atkinson

        Mr. Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He continued as a non-executive director of that board until April 2003. He began his career in 1964 with the Bank of London and South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson is a non-executive director and chairman of the audit committees of Marconi Corporation plc and Axalto NV, as well as a non-executive director and a member of the audit committee of Standard Life Assurance Company. Mr. Atkinson is chairman of our audit committee and serves as our senior independent non-executive director.

Antonio D'Amato

        Mr. D'Amato started his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and in 1991, he became president of the Finseda Group. From 1996 to 2004, Mr. D'Amato was a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of UNICE

(Union of Industrial and Employers' Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Irial Finan

        Irial Finan is Executive Vice President of the The Coca-Cola Company and President of Bottling Investments, a newly established position responsible for managing The Coca-Cola Company's equity investments in bottler operations and overseeing the operations of The Coca-Cola Company-owned bottlers around the world. Mr. Finan joined the Coca-Cola system in 1981 with Coca-Cola Bottlers Ireland, Ltd., based in Dublin, where for several years he held a variety of accounting positions. From 1987 until 1990, Mr. Finan served as Finance Director of Coca-Cola Bottlers Ireland, Ltd. From 1991 to 1993, he served as Managing Director of Coca-Cola Bottlers Ulster, Ltd., based in Belfast. He was Managing Director of Coca-Cola Bottlers in Romania and Bulgaria until late 1994. From 1995 to 1999, he served as Managing Director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Mr. Finan served from 2000 until 2003 as Managing Director of Coca-Cola Hellenic Bottling Company S.A. Mr. Finan joined The Coca-Cola Company and was named President of Bottling Investments in August 2004. He was elected to his current position in October 2004. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A., and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He is also a non-executive director of eircom plc, and chairman of that company's audit committee, as well as a non-executive director of Alltracel Pharmaceuticals and chairman of their audit committee.

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

Anastasios P. Leventis OFR

        Mr. Leventis has been working in Nigeria for the group of companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of the Commander of the Order of the British Empire in the Queen's Birthday Honors List of 2004 and was also honored with the award of Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of Order of the Federal Republic, Nigeria in 2002. Mr. Leventis also serves on the councils of several non-profit organizations.

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

Sir Michael Llewellyn-Smith KCVO CMG

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

Nigel Macdonald

        Mr. Macdonald worked for 27 years at Ernst & Young before retiring as a partner in 2003. During that time, Mr. Macdonald served as a senior partner in Ernst & Young's UK practice and served for a time as vice chairman of the accounting and auditing committees of its worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland of which he was the president between 1993 and 1994. He is also a member of the review panel of the Financial Reporting Council, as well as a member of the UK Competition Commission serving on its specialist panels on Electricity and Water. Mr. Macdonald is a member of the International Oil Pollution Compensation Fund and an adviser to its audit committee, as well as a trustee of the National Maritime Museum and chairman of its remuneration committee and a member of its audit committee. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK's Department of Trade and Industry and, from 1992 until the end of 2004 he was also a member of the Board of the British Standards Institute and chairman of its audit committee. Mr. Macdonald is a member of our audit committee.

Samir Toubassy

        Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980, he joined The Olayan Group as an Executive Vice President responsible for several of its operating companies. He is currently President of Olayan Development Corporation and Group Vice President of The Olayan Group. He also serves on several Group boards. Mr. Toubassy is a board member of The Coca-Cola Bottling Company of Saudi Arabia and of the Frigoglass Group of Companies. He serves on the Board of Trustees of Thunderbird—The Garvin School of International Management and is also on the board of ANERA—American Near East Refugee Aid. He is a member of the Institute of Directors in London. Mr. Toubassy is a member of our audit committee.

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	54	Managing Director
Manik (Nik) Jhangiani	39	Chief Financial Officer
Tony Maher	48	Region Director; Italy, Greece, Republic of Ireland, Northern Ireland, Russian Federation, Belarus, Ukraine and Armenia
Richard Smyth	47	Region Director; Austria, Poland, Hungary, Czech Republic, Slovenia and Slovakia
Pericles Venieris	47	Region Director; Switzerland, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Nigeria
Alexis Sacre	54	Region Director; Estonia, Latvia, Lithuania, Bulgaria, Romania and Moldova
Jan Gustavsson	39	General Counsel and Company Secretary
Bernard P. Kunerth	50	Human Resources Director
Kleon Giavassoglou	53	Director of Supply Chain Services

Doros Constantinou

        Mr. Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under "Directors".

Manik (Nik) Jhangiani

        Mr. Jhangiani commenced his career in the Coca-Cola system in 1998, as an international audit manager for The Coca-Cola Company. Mr. Jhangiani transferred to Coca-Cola Hellenic Bottling Company S.A. in September 2000 as director of internal audit. In January 2002, he was promoted to the role of group controller and in July 2004 became chief financial officer. Prior to joining the Coca-Cola system, Mr. Jhangiani held various audit and operational finance roles with Colgate-Palmolive Company, including serving as finance director for their start-up operation in Nigeria. He started his career in the New York office of Deloitte & Touche.

Tony Maher

        Mr. Maher began his career with Coca-Cola Bottlers Dublin in 1975. He held various sales and marketing positions until 1994, when he became country manager of our Romanian operations. In 1996, he was named country manager of our operations in the Russian Federation. In December 2000, Mr. Maher was appointed region director with responsibility for the Russian Federation, Ukraine, Belarus and Armenia. In June 2001, he also assumed responsibility for Croatia, Slovenia, and Bosnia and Herzegovina, and more recently for our bottling operations in Lithuania, Estonia and Latvia. On September 1, 2002, Mr. Maher became region director for Italy, the Republic of Ireland, Northern Ireland, Austria, Switzerland, the Russian Federation, Belarus, Ukraine and Slovenia. On January 1, 2005, Mr. Maher became region director for the Russian Federation, Belarus, Ukraine, the Republic of Ireland, Northern Ireland, Italy, Greece and Armenia.

Richard Smyth

        Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia of the company's nutritional drinks business.

As vice president, he was responsible for the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty free business. He is responsible for our operations in Austria, Slovenia, the Czech Republic, Slovakia, Poland and Hungary.

Pericles Venieris

        Mr. Venieris commenced his career with Hellenic Bottling Company S.A. in 1979. He held various positions in the finance and sales departments until 1991, when he was appointed general manager of the Rhodes and Corfu plants. In 1994, he was appointed general manager of our Bulgarian operations. In 1996, he was also assigned the responsibility for our South-West Greece division. In 1997, Mr. Venieris was appointed country manager of our Greek operations. In June 2001, he became a region director, with responsibility for Greece, Bulgaria, Romania, Moldova, the Former Yugoslav Republic of Macedonia and Serbia and Montenegro and, on September 1, 2002, he also assumed responsibility for Croatia, Bosnia and Herzegovina and Armenia. In January 2005, Mr. Venieris became region director for Serbia and Montenegro, Bosnia and Herzegovina, Croatia, the Former Yugoslav Republic of Macedonia, Nigeria and Switzerland.

Alexis Sacre

        Mr. Sacre graduated with an MS in Civil Engineering from the University of Texas and worked for D'Appolonia Consulting Engineers in Brussels and Paris until 1982. In 1983, he obtained an MBA from INSEAD and joined Abela, an International Food Service Company in London. He moved with Abela and managed its operations in Athens and Beirut. Mr. Sacre joined Coca-Cola Hellenic Bottling Company S.A. in 1997 when he was appointed country manager in Bulgaria. In 2002, he became country manager for Romania and Moldova. In September 2004, he became region director, responsible for Romania, Moldova, Latvia, Lithuania, Estonia and Bulgaria.

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

Bernard P. Kunerth

        Prior to joining the Coca-Cola system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache, and Henkel in France and from 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He succeeded Cynthia McCague as group human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004.

Kleon Giavassoglou

        Prior to joining the Coca-Cola system, Dr. Giavassoglou worked as an assistant professor at the University of Patras and as a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. Mr. Giavassoglou commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of our operations in Northern Greece. In 1995, he was appointed technical operations manager of our Greek operations and in 1998 technical director of Hellenic Bottling Company S.A. In 2000, he became regional technical and engineering director of Coca-Cola Hellenic Bottling Company S.A. and in February 2004, supply chain services director.

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

Compensation and pension benefits of directors and senior management

        The total remuneration paid to our directors and senior management team (including deferred or contingent compensation accrued for in the year) during 2004 amounted to €6.3 million. Pension and post-employment benefits for directors and for our senior management team during 2004 amounted to €0.8 million. Members of our senior management team either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2004, the individual incentive was based on annual business performance against targets in volume, COP and ROIC, as well as individual accomplishments against annual objectives. Individual objectives are set by senior management so as to be demanding but achievable. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €14.5 million to eligible employees under the plan based on individual and business unit performance for 2004.

Long-term incentive plans

        All middle and senior management, excluding our executive team, participate in our long-term incentive plans. We adopted these cash-based plans for implementation in 2003 as a replacement of the stock option plans for middle ranking employees. The plans cover three-year periods and incentive payouts for the 2003-2005 plan will be based on ROIC performance against three-year objectives. Economic profit, which for purposes of these plans we define as adjusted operating profit minus cost of capital, replaced ROIC as the plan's measure of performance starting from the 2004-2006 plan. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, less income tax expense and the tax shield. The target payout from the plan is determined for each individual based on their seniority, performance and potential. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this newly adopted plan will have a greater motivational impact on the participating employees because they can more directly link their efforts to the performance of their specific business unit than under the stock option plan.

Stock option plans

        Senior managers of our company are eligible to participate in our stock option plans. Options are viewed as an integral part of the total remuneration package for senior managers. We discontinued granting stock options to middle management as the newly adopted long-term incentive plans fully replaced the stock option plans as part of their compensation.

        Options are typically granted at an exercise price equal to the average value of the mid-price quotation of our shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

        Options are approved by the board of directors upon the recommendation of management, based on a view of competitive market conditions for employee remuneration and employees' performance. The stock option award for the managing director is approved by the board of directors based on the recommendation of the human resources committee.

        Our company views stock options as a long-term component of the total remuneration package of its senior managers whose roles have an impact on the results of the business as a whole and it intends to continue issuing stock options to these employees, taking into account, among other factors, its profit growth, business prospects and financial condition as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted during each year must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about options outstanding as at December 31, 2004. The table also reflects the adjustments made to stock option exercise prices to reflect the impact of the re-capitalization of our company in 2003. For further information on the leveraged re-capitalization see Item 3A, "Key Information—Selected financial data", as well as Item 5B, "Operating and Financial Review and Prospects—Major recent transactions".

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2004	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€25.06	€23.32	fully vested	—	—	—	07.11.2008	310,148
Sub Plan 2	22.71	20.97	fully vested	—	—	—	09.29.2008	20,997
Sub Plan 3	18.80	17.06	fully vested	—	—	—	12.08.2009	552,715
Sub Plan 4	16.22	14.68	fully vested	—	—	—	12.12.2010	1,774,976
Sub Plan 5	13.35	12.08	fully vested	—	—	—	06.27.2011	20,000
Sub Plan 6	16.05	14.53	fully vested	—	—	—	12.12.2011	1,118,433
2003 A Stock Option Plan	14.31	12.95	two-thirds	12.11.2005	—	—	12.10.2012	303,920
2003-2004 Stock Option Plan / 2003 Grant	n/a	16.76	one-third	12.15.2005	12.15.2006	—	12.14.2013	670,833
2003-2004 Stock Option Plan / 2004 Grant	n/a	18.63	none	12.03.2005	12.03.2006	12.03.2007	12.02.2014	734,850

Total								5,506,872

        A summary of stock option activity under all plans in 2004 is as follows:

	Number of stock options	Weighted average exercise price(1)
Outstanding on January 1, 2004	6,441,396	€15.42
Granted	734,850	18.63
Exercised	(1,334,852)	14.39
Forfeited	(334,522)	15.85

Outstanding on December 31, 2004	5,506,872	€16.07

Exercisable on December 31, 2004	4,241,912	€15.65

(1)
Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

        At the annual general meeting of June 2003 our shareholders adopted a plan covering 2003 and 2004 to grant stock options to executives subject to approval of the board of directors. In December 2004, the board of directors approved the grant of 734,850 stock options under this authorization, at an exercise price of €18.63, representing approximately 0.3% of our outstanding share capital as of December 31, 2004. The senior management team and our managing director received an aggregate of 488,700 stock options under this grant for their recent performance. One-third of the options and rights will vest on December 3, 2005, December 3, 2006 and December 3, 2007 with a final exercise period ending on December 2, 2014. At the annual general meeting held on June 17, 2005, our shareholders approved a new multi-year plan in order to grant up to 4,950,000 stock options, representing 2.07% of our outstanding share capital as of December 31, 2004, to executives subject to approval by the board of directors.

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

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2004. The table also reflects the adjustments made to stock option exercise prices to reflect the impact of the re-capitalization of our company in 2003. For further information on the leveraged re-capitalization see Item 3A, "Key Information—Selected financial data", as well as Item 5B, "Operating and Financial Review and Prospects—Major recent transactions".

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2004	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan
1998 A	€25.06	€23.32	fully vested	—	—	—	07.11.2008	164,315
1998 B	22.71	20.97	fully vested	—	—	—	09.29.2008	421
1999	18.80	17.06	fully vested	—	—	—	12.08.2009	138,276
2000	16.22	14.68	fully vested	—	—	—	12.12.2010	151,500
2001	16.05	14.53	fully vested	—	—	—	12.12.2011	97,900
2002	14.31	12.95	two-thirds	12.11.2005	—	—	12.10.2012	19,500
2003-2004	n/a	16.76	one-third	12.15.2005	12.15.2006	—	12.14.2013	20,000
2004	n/a	18.63	none	12.03.2005	12.03.2006	12.03.2007	12.02.2014	22,150

Total								614,062

        A summary of stock appreciation rights activity under all plans in 2004 is as follows:

	Number of SARs	Weighted average exercise price(1)
Outstanding on January 1, 2004	837,907	€17.02
Granted	22,150	18.63
Exercised	(243,155)	15.56
Converted into stock options	0	—
Forfeited	(2,840)	16.43

Outstanding on December 31, 2004	614,062	€17.66

Exercisable on December 31, 2004	574,077	€17.69

(1)
Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

        The compensation expense relating to the stock appreciation rights for 2004 amounted to €1.2 million. For the year ended December 31, 2003 the compensation expense in relation to stock appreciation rights amounted to €0.9 million and in 2002 to less than €0.1 million.

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

        Forfeited shares (i) are held in a reserve account by the Coca-Cola HBC Employee Stock Purchase plan Trust, (ii) do not revert back to us and (iii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over 12 months and the unamortized deferred compensation is reflected in shareholders' equity. The expense for 2004, 2003 and 2002 totaled €2.1 million, €1.5 million and €1.5 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

        Employees of our subsidiaries in Nigeria, Greece, Bulgaria, Serbia and Montenegro, Croatia, Poland and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period.

        Our subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plan in Switzerland. The Austrian plans do not have plan assets.

Italian severance indemnity

        Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force ("EITF") Issue No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Switzerland, Nigeria, Croatia and Poland. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at five of our subsidiaries. Our contributions to these plans were €6.5 million, €6.0 million in 2003 and €7.9 million in 2002.

Directors' service agreements

        Mr. Constantinou, our managing director, has an employment agreement with the Company. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

C. Board Practices

Board of directors

        Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 12 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2008. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors are required to elect a replacement for the remainder of the board's term and such election must be submitted for approval at the first annual general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated at their annual general meeting.

        Our board of directors meets at regular intervals during the year. There are certain matters that are reserved for full consideration by the board of directors, including issues of policy, strategy and approval of our chart of authority and budgets. The members of our board of directors are supplied on a timely basis with comprehensive information on the business development and financial position of our company, the form and content of which the board believes is satisfactory to discharge its duties and carry out its responsibilities. All directors have access to our general counsel and there is a procedure in place to enable them to receive additional professional advice at the expense of our company. Non-executive directors have full access to the managing director, the members of our senior management as well as our external auditors and our internal audit team.

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

Committees of the board of directors

Human resources committee

        The human resources committee comprises two non-executive directors: Sir Michael Llewellyn-Smith (chairman) and Mr. George David. The chairman of the human resources committee is appointed by the board. The committee meets at least four times a year. The managing director and the human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

  •
  establishing the principles governing our human resources policy and the compensation policy of the company that will guide management decision-making and action.

  •
  overseeing succession planning policy and making recommendations to the board of directors on the succession of the managing director and the appointments and terminations of executives.

  •
  overseeing our talent management framework to ensure that there is a continuous development of talent for key roles.

  •
  establishing our compensation strategy and approving company-wide compensation and benefit plans and compensation for senior managers.

  •
  making recommendations to the board of directors on compensation of the managing director.

  •
  making recommendations to the board of directors concerning potential non-executive directors, drawing on the best available outside resources.

Audit committee

        The audit committee comprises Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Samir Toubassy. The chairman of the audit committee is appointed by the board. Our general counsel and company secretary is also the secretary of the audit committee. The committee meets at least four times a year. Our chief financial officer, as well as our external auditors and the head of our internal audit team, normally attend all meetings of the audit committee. The committee also meets separately with our external auditors at least once a year. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The committee operates under written terms of reference and its duties include:

  •
  the appointment of the external auditors with respect to audit and any non-audit services, their fees and any questions of resignation or dismissal of our external auditors.

  •
  discussing with the external auditors before the audit commences the nature and scope of the audit.

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

  •
  reviewing the effectiveness of corporate governance and internal control systems and, in particular, the external auditor's management letter and management's response.

  •
  reviewing and recommending approval to the board of our code of business conduct, as well as our treasury policy and chart of authority, which provide the control framework for all treasury and treasury-related transactions.

  •
  administering and enforcing, in conjunction with the board of directors, our code of ethics for senior executives and directors.

  •
  considering any other matters, as appropriate.

Social responsibility committee

        The social responsibility committee comprises two non-executive directors: Sir Michael Llewellyn-Smith (Chairman) and Mr. George David. The social responsibility committee takes responsibility for the development and supervision of procedures and systems to ensure the pursuit of our citizenship and environmental goals. The committee's written terms of reference cover the following areas:

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

        The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A summary report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with applicable regional and country managers, as well as the group's chief financial officer, general counsel and corporate controller receive a copy of issued reports.

Disclosure committee

        A disclosure committee has been established and disclosure controls and procedures were adopted to ensure the accuracy and completeness of the company's public disclosures. The disclosure committee comprises the company's chief financial officer, general counsel, corporate controller and director of investor relations.

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

Accountability

        Financial and other authorization limits have been set and procedures for approving capital and investment expenditure have been established. The country is the basic unit for purposes of business performance and our policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support functions and expertise where it is not practical or efficient to provide these at a country level.

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

        In particular, the Sarbanes-Oxley Act of 2002 will require public companies, both US and non-US, to file with each annual report an internal controls report prepared by management and attested by the company's independent auditor. The report must assess the effectiveness of the company's internal controls, over financial reporting, based on management's evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-US issuers for fiscal years ending on or after July 15, 2006. Accordingly, we will provide our first report on the company's internal controls over financial reporting as part of our annual report on Form 20-F for the financial year ending December 31, 2006. As part of our annual report on Form 20-F, we will also be required to disclose the attestation report by our auditors relating to our internal control over financial reporting.

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

        Greek corporate law and our corporate practices may differ in certain respects from the new rules adopted by the New York Stock Exchange. In particular, the new rules require US companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members. Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by The Kar-Tess Group and two are designated by The Coca-Cola Company. We have also appointed five directors that our board has determined to be independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Samir Toubassy and Mr. Nigel Macdonald. Our human resources committee, which fulfils the role of both the nominating/corporate governance committee and the compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith and Mr. George David. Our human resources committee does not have sole authority to determine our managing director's compensation.

        We are continually reviewing our corporate governance standards and procedures in light of the relevant debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D. Employees

Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2004, 2003 and 2002.

	Average number of employees in(1)
	2004	2003	2002
By Activity
Production and Warehousing	14,148	14,136	12,565
Sales and Marketing	14,077	13,501	12,132
Administration	4,904	4,878	5,133
Distribution	4,538	4,435	5,460

Total	37,667	36,950	35,290

By Segment
Established Countries	8,871	8,863	8,092
Developing Countries	6,904	7,248	6,897
Emerging Countries	21,892	20,839	20,301

Total	37,667	36,950	35,290

(1)
In addition to the information presented in the table above, we consider the 552 employees of Brewinvest S.A., a joint venture in which we own 50%, to be our employees. However, for US GAAP purposes, the results of this entity are not consolidated into our results of operations, but are reflected in our share of income (loss) of equity method investees.

        We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, on an annual basis we employ in excess of 4,000 seasonal employees.

        Approximately 34% of our employees were members of the 36 independent trade unions operating in our business as of December 31, 2004. Trade union participation varies within our unionized countries, for example, in Nigeria, over 80% of our nearly 8,300 permanent employees are union members. Part of our workforce in Austria, Belarus, Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland, Italy, the Russian Federation, Slovenia and Serbia and Montenegro are also unionized. A further 60% of Coca-Cola HBC employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, consultation takes place with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good. In 2004, Nigeria faced social and economic unrest primarily due to nationwide protests led by the Nigerian Labour Congress against increases in prices of petroleum products which resulted in a 15-day disruption of the operation of our plants. Our plants were also closed for five days due to an industry-wide strike organized by the food and drinks industrial unions in April. Other than these incidents, there have been no other major workdays lost to industrial relations conflicts in the past four years.

        The Coca-Cola HBC European Works Council, "EWC", was established in 2002 under the European Works Council Directive 94/45/EU. This forum previously comprised employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Our EWC is comprised of ten representatives of management and 25 representatives of employees. It provides an annual forum for consultation on transactional matters affecting more than one of our countries in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council will not affect the exclusive right of management to make business, financial, commercial and technological decisions.

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. In 2004, we adopted a new Occupational Health and Safety Policy and launched a three-year group-wide initiative to introduce the Occupational Health and Safety Assessment Series, or "OHSAS", 18000 across all territories by 2007. The new health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations.

E. Share Ownership

        Except as disclosed below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares except for Mr. Ioannou who as at January 13, 2005 owned 3,199,053 or 1.34% of our ordinary shares.

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

        The Coca-Cola Company holds its shares through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Messrs. Allan and Finan were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

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

        The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at December 31, 2004.

(1)
Collectively, The Kar-Tess Group.

(2)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 17, 2005.

	Percentage of ordinary shares % As at June 17, 2005	Number of ordinary shares As at June 17, 2005
Name
The Kar-Tess Group(1)(2)
Kar-Tess Holding S.A.(1)(2)	19.2	45,627,620
Boval S.A.	6.2	14,869,250
Socomex S.A.	4.8	11,351,312
	30.2	71,848,182
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(3)	12.5	30,001,980
Atlantic Industries(3)	8.1	19,182,913
Other shareholders related to The Coca-Cola Company(3)	3.2	7,556,493
	23.8	56,741,386
The Olayan Group
Competrol Establishment	5.1	12,105,263

(1)
In December 2002, Kar-Tess Holding S.A. disposed of 3.9 million ordinary shares (or 1.6% of our share capital) that it previously held.

(2)
Kar-Tess Holding S.A. restructured its investment in Coca-Cola Hellenic Bottling Company S.A. on November 18, 2003. As a result of this restructuring, 22,319,386 or approximately 9.4% of Coca-Cola Hellenic Bottling Company S.A.'s ordinary shares were transferred from Kar-Tess Holding S.A. to individuals and entities who were either current shareholders of Kar-Tess Holding

  S.A. or persons or entities nominated by them, none of whom has acquired more than 2.5% of the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. All buyers and transferees committed to a twelve-month lock-up effective as of the date of this restructuring transaction.

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

Key bottler of The Coca-Cola Company

        We are one of the world's largest bottlers of The Coca-Cola Company's products, and we believe that we have strategic importance within the Coca-Cola system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2004, the products of The Coca-Cola Company accounted for approximately 93% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and The Coca-Cola Company shares this view.

Bottler's agreements

        The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottler's agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottler's agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company's trademarked beverages. All the bottler's agreements entered into by The Coca-Cola Company and us with respect to our non-European Union markets are in the form of The Coca-Cola Company's standard international bottler's agreements. The bottler's agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company's standard European Union bottler's agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottler's agreements between us and The Coca-Cola Company covering all 26 countries in which we operate, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements will be established to cover our developing countries that entered the European Union on May 1, 2004. These will be in the form of European Union International Bottler's Agreements. The terms of the new agreements, other than with respect to their term, are expected to be finalized later this year. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottler's agreements for countries entering the European Union on May 1, 2004 in compliance with EU rules of competition until such time as negotiations for new bottler's agreements have been completed and new agreements have been entered into. Any provisions in the existing bottler's agreements which were not in compliance with the EU rules of competition were waived. In all other respects the provisions of the existing bottler's agreements remain in full force and effect.

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

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2004 amounted to €857.7 million as compared to €857.3 million in 2003 and €823.8 in 2002. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €49.7 million in 2004, as compared to €47.0 million in 2003 and €12.4 million in 2002. In 2004, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €27.8 million compared to €21.4 million in 2003 and €14.6 million in 2002. As of December 31, 2004, we owed €1.2 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €2.0 million. This compared with €0.1 million owed to Beverage Partners Worldwide and €1.2 million owed by Beverage Partners Worldwide to us, as at December 31, 2003.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €47.0 million, €41.2 million and €72.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2004, such contributions totaled €21.1 million as compared to €19.0 million in 2003 and €30.4 million in 2002. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2004, these contributions amounted to €25.9 million compared to €22.2 million in 2003 and €42.2 million in 2002. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €15.0 million in 2004 as compared to €22.5 million in 2003 and €18.3 million in 2002. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume through put requirements. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

Recent acquisitions with The Coca-Cola Company

        We and The Coca-Cola Company are jointly pursuing the development or acquisition of mineral water and juice opportunities with view toward expanding our presence in the water segment. As part of this strategy, we have reached a common understanding with The Coca-Cola Company, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis.

        In 2005, we have jointly acquired with The Coca-Cola Company the Multon group, a Russian juice manufacturer and Vlasinka d.o.o,. a Serbian mineral water company. In 2005, we also acquired Bottling Company Mineral Waters—Bankya—EOOD, a Bulgarian mineral water company. We have agreed to sell the Bankia trademark to The Coca-Cola Company in due course. In prior years we acquired Multivita sp z.o o., a Polish mineral water company, Valser Mineralquellen AG, a Swiss mineral water bottler, and Dorna Apemin S.A., a Romanian mineral water company. For additional information on these acquisitions, see Item 5 "Operating and Financial Review and Prospects—Major recent transactions."

Amounts payable to and receivable from The Coca-Cola Company

        At December 31, 2004, The Coca-Cola Company owed us €45.1 million, as compared to €49.3 million as at December 31, 2003, and €68.1 million as at December 31, 2002. We owed The Coca-Cola Company a total of €69.3 million compared to €68.4 million and €75.2 million as at December 31, 2004, 2003 and 2002, respectively.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2004, we sold trademarks to The Coca-Cola Company for total cash proceeds of €11.2 million. Of this, €8.6 million related to the sale of "Gotalka" water brands, particularly "Bistra", and the remainder to the sale of the Bosnian water brand, "Olimpija". The €2.6 million payment for the "Olimpija" brand was outstanding as at December 31, 2004, and payment was received in the first quarter of 2005. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks of which, €2.3 million related to the sale of the Romanian water brand "Dorna" in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark "NaturAqua" to The Coca-Cola Company in 2002 for €5.3 million. The consideration received for "NaturAqua" requires reimbursement, if certain performance criteria are not met over a five-year period from 2002 to 2006.

        Other income primarily comprises a toll-filling relationship in Hungary in 2003 of €4.9 million, which was zero for the years ended December 31, 2004 and December 31, 2002, and rent, facility and other costs of €1.7 million for the year ended December 31, 2004, as compared to €6.8 million for the year ended December 31, 2003 and €2.0 million for the year ended December 31, 2002. Other expenses relate to facility costs charged by The Coca-Cola Company, shared costs and, in 2003, a toll-filling relationship. These other expenses amounted to €4.2 million as at December 31, 2004, as compared to €

14.6 million as at December 31, 2003 and €1.8 million as at December 31, 2002. With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        During 2004, we sold €7.3 million of finished goods and raw materials to The Coca-Cola Company, a slight increase on sales for 2003 of €7.0 million. This amount consisted primarily of finished goods supplied to the German bottler, Coca-Cola Erfrischungsgetranke AG. The sales in 2004 and 2003 represented a substantial drop from the €21.3 million of sales in 2002. This decrease was due to the introduction of deposit legislation on non-returnable packages in Germany during 2003 which eroded local demand for products in such packages and resulted in the German bottler requiring a lower volume of such products from our bottling operations in the Czech Republic.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2004, we purchased €1.6 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence, compared to €1.1 million in 2003 and €3.0 million in 2002. At December 31, 2004, we owed €0.2 million to these Coca-Cola bottlers, compared to €0.3 million in 2003.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Stock Exchange which manufactures coolers, PET resin, glass bottles, crowns and plastics. Boval S.A. of the Kar-Tess Group currently owns 44.1% of Frigoglass S.A.

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 initially set to expire on December 31, 2004, but extended in June 2004, on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET performs, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A.. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices. In 2004, we made purchases from Frigoglass S.A. totaling €165.1 million compared to €155.6 million in 2003 and €131.1 million in 2002. In 2004, we purchased from Frigoglass S.A. €66.3 million of raw and packaging materials and €98.8 million of coolers and other cold drink equipment and spare parts. This compares with €49.8 million and €105.8 million, respectively, in 2003 and €73.2 million and €57.9 million, respectively, in 2002. As at December 31, 2004, we owed a net balance of €16.9 million to Frigoglass S.A. in connection with the supply agreement, compared to €9.2 million as at December 21, 2003. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have an 18.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2004, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €6.8 million. This compares to €18.3 million for 2003 and €24.0 million for 2002. In 2004, we incurred rental expenses of €0.9 million, compared to rental expenses of €1.0 million for 2003 and 2002. At December 31, 2004, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €0.8 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.1 million to us, compared to €0.9 million and €0.1 million, respectively, as at December 31, 2003.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2004, we sold €3.8 million of finished goods to Plias S.A. and its subsidiaries, compared with €14.9 million in 2003 and €12.2 million in 2002. During 2004, we purchased €2.3 million of assets from Plias S.A., compared to €1.1 million in 2003. There were no such purchases in 2002. At December 31, 2004, Plias S.A. and its subsidiaries owed a net balance of €5.6 million to us, compared to €6.3 million as at December 31, 2003.

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

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

        You should read Item 18 "Financial Statements."

Legal proceedings

        The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. The fine related to our commercial dealings with certain wholesalers during the period from 1991 to 1999. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. The complainants in the initial proceedings before the Greek Competition Authority also filed a counter-appeal against the Greek Competition Authority's decision, challenging the dismissal of part of their complaints by such authority. On June 16, 2004, the Athens Administrative Court of Appeal issued its decision partly upholding our appeal. In particular, the Court of Appeal decided to reduce the amount of the fine to €1.8 million and upheld the required changes to our commercial practices with respect to coolers. The counter-appeals filed against us were rejected. In relation to this court decision, one of our competitors has filed a lawsuit against us claiming €7.7 million in compensation for damages which he allegedly sustained as a result of the commercial practices of our company described above. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. On June 29, 2005, the Greek Competition Authority requested us to provide information regarding our commercial practices as a result of a complaint by a third party regarding our level of compliance with its decision of January 25, 2002. At this time we cannot predict if the Greek Competition Authority will take any further action. In its decision dated January 25, 2002, the Greek Competition Authority indicated that it also intends to review our commercial practices in the future consumption channel and with key accounts in Greece. To date, we have received no further notification from the Greek Competition Authority with respect to this review. It is not possible to predict the outcome of this review or to quantify the likelihood or materiality of any potential liability arising from this proceeding as far as it relates to our commercial practices in the future consumption channel and with key accounts in Greece.

        In November 2000, the Swiss Competition Authority requested information about our relationship with Feldschlösschen Getränke AG, one of our largest distributors in Switzerland, and our practices in the future consumption channel in general. In December 2004, the Swiss Competition Authority formally decided to close this investigation without further consequences.

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

        Since November 2001, we have won 20 cases in the Romanian courts brought against us by the Romanian customs authorities. However, in October 2003, the Romanian Supreme Court ruled against our position in one decision, resulting in a judgment of approximately €2.1 million in customs duties, associated VAT and penalties. There are a number of additional cases relating to concentrate classification pending before the Romanian courts.

        In 2001, the Polish customs authorities challenged the classification under which we currently import concentrate into Poland. However, in October 2004, the Polish authorities retracted their claims.

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

        In 2002, Russian Federation customs authorities questioned the classification under which we imported concentrate into the Russian Federation. However, the customs authorities issued a final decision in our favor at the end of 2002.

        It is not possible to quantify the likelihood or materiality of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania. In addition, there can be no assurance that other Central and Eastern European countries will not attempt to make similar claims against us. However, we believe that the current classification of our products, which is also the standard classification adopted by the European Union, is accurate, and we intend to oppose any attempts by local customs authorities to challenge it by seeking court protection when necessary.

        In March 2002, the Lagos State Government applied to the High Court of the State of Lagos for an injunction against Nigerian Bottling Company plc, or NBC, our operating subsidiary in Nigeria, seeking payment from NBC of approximately €4 million in arrears of sales tax for the period from January to May 2001, inclusive of a 5% penalty for alleged late payment. The initial hearing of this case was held on April 16, 2003. The case continues. In July 2001, the Manufacturers Association of Nigeria, or the MAN, on behalf of its members separately challenged the constitutionality of the law, which introduced the sales tax in 2000 before the High Court of the State of Lagos. In November, 2003, the High Court of the State of Lagos ruled in favor of the Lagos State Government, denying relief, in part, by declaring the Lagos Sales Tax Law valid only in respect of intra-state trade while the federal VAT Law was declared valid only for inter-state trade. The MAN has appealed the ruling of the High Court of the State of Lagos to the Federal Court of Appeal. We are a member of the MAN. If the outcome of these proceedings is unfavorable to us, other Nigerian states may decide to impose a similar sales tax on sales of our products. No hearing has commenced yet in respect of the appeal.

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

	euro per ordinary share
	High	Low
Calendar Year
2000	22.80	12.14
2001	19.44	11.88
2002	17.50	13.16
2003	18.34	11.36
2004	22.74	16.96
2005 (through June 10, 2005)	23.28	17.68
Financial Quarter
2003
First Quarter	13.80	11.66
Second Quarter	14.94	11.36
Third Quarter	17.62	14.10
Fourth Quarter	18.34	16.00
2004
First Quarter	21.18	16.96
Second Quarter	22.74	19.20
Third Quarter	20.50	17.34
Fourth Quarter	18.92	17.04
2005
First Quarter	20.54	17.68
Second Quarter (through June 10, 2005)	23.28	20.20
Month
December 2004	18.92	17.04
January 2005	18.74	17.68
February 2005	20.54	17.80
March 2005	20.50	18.92
April 2005	21.02	20.20
May 2005	22.28	20.54
June 2005 (through June 10, 2005)	23.28	21.60

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

        Our market capitalization as at June 10, 2005, was approximately €5.5 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States.

	dollars per ADS
	High	Low
Calendar Year
2002 (from October 10, 2002)	16.30	13.50
2003	21.15	13.30
2004	28.09	21.05
2005 (through June 10, 2005)	28.55	23.10
Financial Quarter
2003
First Quarter	15.00	13.50
Second Quarter	16.90	13.30
Third Quarter	19.75	16.86
Fourth Quarter	21.15	19.30
2004
First Quarter	27.63	21.40
Second Quarter	28.09	23.58
Third Quarter	25.40	21.05
Fourth Quarter	25.77	21.43
2005
First Quarter	27.11	23.10
Second Quarter	28.55	26.06
Month
December 2004	25.77	22.35
January 2005	24.95	23.25
February 2005	26.85	23.10
March 2005	27.11	25.05
April 2005	27.43	26.06
May 2005	28.05	26.11
June 2005 (through June 10, 2005)	28.55	26.11

        Furthermore, fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B. Plan of Distribution

        Not applicable

C. Markets

        We have been listed on the Athens Stock Exchange, or the ATHEX, since 1991 and we are part of the ATHEX Composite Index. We are one of the largest companies, based on market capitalization, quoted on the ATHEX. Our ordinary shares trade on the ATHEX under the symbol "EEEK". The ATHEX is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol "CCH". Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts or ADRs. Each ADS represents one ordinary share. We have a sponsored ADR facility, with The Bank of New York acting as Depositary.

        As at September 2004 and based exclusively on external research performed by Thomson Financial's IR Channel, there were 55 holders of our ordinary shares in the United States holding an aggregate of 33,103,397 ordinary shares, or approximately 13.9% of our total outstanding share capital. In addition, 56,741,386 ordinary shares, or 23.8%, was attributable to The Coca-Cola Company Entities. Given the date the research was conducted, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Stock Exchange

        As at June 10, 2005, 60 companies had shares listed on the Main Market of the ATHEX, 40 companies had shares listed on the Parallel Market of the ATHEX, 8 companies had shares listed on the New Market of the ATHEX, and 1 company had shares listed on the Greek Market of Emerging Capital Markets of the ATHEX with an aggregate market capitalization of €101 billion. The Parallel Market consists mainly of smaller newly established companies that do not yet meet the stricter listing criteria of the Main Market. The New Market includes mainly innovative and fast growing companies of small and medium size in terms of capitalization with the potential for rapid growth. The Greek Market of Emerging Capital Markets admits securities that are associated with emerging markets in the sense that they either represent shares that are issued by companies with their registered office in an emerging market or they are issued by companies that mainly invest their assets in emerging markets.

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

        As at June 10, 2005, the ATHEX had 60 members, the vast majority of which were brokerage firms. The minimum capital requirement in order to qualify as an ATHEX member is €0.6 million. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided by investment services companies with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, and which have received an appropriate operating license from the Capital Markets Commission. "Investment services" within the scope of the above directive include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in transactions on the trading floor on behalf of client-investors) and the underwriting, in total or in part, of an issue of securities. In order to effect transactions on the ATHEX an investment services company must be granted membership by the ATHEX. Since January 1, 2000, credit institutions have been entitled to become members of the ATHEX. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to investment services companies, and are prohibited from engaging in transactions on the trading floor on their clients' behalf or from acting as custodian for their clients' shares. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996, as well as by the Capital Markets Commission. Following a resolution of the board of directors of the ATHEX in March 2001, since June 2001 investment services companies established in the European Union or the European Economic Area may become "remote members" of the ATHEX without being required to obtain a permanent establishment in Greece.

Stock market indices

        The most commonly followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 10, 2005, our market capitalization represented approximately 6.7% of the ATHEX Main Market Composite Index and approximately 4.4% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2000	5,874.0	3,165.2	3,388.9
2001	3,360.5	2,105.6	2,591.6
2002	2,646.4	1,727.1	1,748.4
2003	2,310.5	1,467.3	2,263.5
2004	2,788.7	2,227.3	2,786.2
2005 (through June 10, 2005)	3,145.2	2,,818.3	3,086.5

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

Settlement, clearance and the central securities depositary

        Settlement of both registered and bearer shares listed on the ATHEX is effected through the Central Securities Depositary, the CSD. The CSD was founded in February 1991 as a société anonyme. The CSD is responsible for settling and clearing ATHEX transactions and holding the shares deposited with it in book entry form. The CSD is administered by its board of directors. Its shareholders are the ATHEX, banks and portfolio investment companies.

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

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each ATHEX member contributes, and which is operated as a separate legal entity.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Share capital and denomination

        The nominal value of our issued and paid-up share capital as of December 31, 2004 is €119,130,064.50 divided into 238,260,129 ordinary bearer shares with a par value of €0.50 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euros	Share capital in euros
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50

(1)
Issued in connection with the absorption by way of merger of 3I S.A., previously a wholly owned subsidiary of The Kar-Tess Group, by us. The merger involved the simultaneous issuance of 17,035,610 of our ordinary shares to The Kar-Tess Group and the cancellation of 17,034,274 of our ordinary shares held by 3I S.A. at the time.

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

(5)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473,337,192.00 (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

(6)
On December 23, 2003, our board of directors resolved to increase the share capital of our company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €3,371,556.03.

(7)
On December 22, 2004, our board of directors resolved to increase the share capital of our company by 1,334,852 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €19,211,254.97.

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

Dividends

Determination of dividends

        We distribute dividends each fiscal year out of our non-consolidated net income as determined under Greek GAAP. In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing January 1, 2005. Dividends may only be distributed after between 5% and 30% of our net income has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be the greater of 6% of the paid-up share capital or 35% of our net income.

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

Issue of shares in connection with a business combination

        We are required to obtain approval from the Ministry of Development and the Athens Stock Exchange, or the ATHEX, if we decide to increase our share capital for any reason, including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the ATHEX is more likely to undertake a substantive review of the proposed transaction.

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

Corporate taxation

        The net income of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate will be reduced gradually to 32% in 2005, 29% in 2006 and 25% in 2007 and in the future.

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

Transfer taxes and charges

        A transfer tax is imposed on transfers of ATHEX-listed securities at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.06% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller.

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

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

        Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be "passive income" or "financial services income", and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

        If we were to be treated as a PFIC, and you are a US holder that did not make a mark-to-market election, you would be subject to special rules with respect to: (i) any gain realized on the sale or other disposition of ordinary shares or ADSs and (ii) any excess distribution that we make to you (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the holding period for the ordinary shares or ADSs).

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

        In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us would not constitute qualified dividend income to you if we were a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weakness so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our Nigerian operations. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in co-ordination with local authorities, and severe disciplinary measures are taken. In 2004, the individual and aggregate impact of all such incidents was immaterial.

        In early 2003, we identified a situation at our Patras plant in Greece in which the local plant management failed to properly account for certain marketing expenses that should have been recorded in 2002. At that time, we determined that the failure was both quantitatively and qualitatively immaterial. As a result of a further review of this situation and an intensive internal audit of our Greek operations in 2004, we determined that the amount of improperly recorded marketing expenses was larger than we had originally believed, that the practice had continued into 2003 (though in much smaller amounts in Patras) and that certain other plants in Greece had engaged in similar practices. We also discovered that certain of the local managers had made misrepresentations to our group management and internal audit department in violation of our code of business conduct. As a result of these investigations, we confirmed that the amount of the understatement for both 2002 and 2003 was quantitatively immaterial. We concluded that the accounting failure represented a series of isolated incidents involving a few individual employees, that the failure was neither a material weakness nor a material change in our internal controls over financial reporting, and that our implementation of a new financial reporting system during 2003 had substantially reduced the risk of any future violation of this nature. Our assessment of these and other factors enabled us to reconfirm our judgment that the accounting error was also immaterial from a qualitative standpoint. We have taken severe disciplinary measures against the individuals involved in the violations described above and have reallocated senior management responsibility for Greece within our group.

        We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2004 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. This evaluation was performed under the supervision and with the participation of our management, including our managing director and our chief financial officer. Based upon that evaluation, our managing director and chief financial officer concluded that our disclosure controls and procedures were effective as of such date and at the reasonable assurance level. During 2004, there have been no changes in our internal controls over financial reporting identified in connection with their evaluation that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, "Information on the Company—Business Overview—Information technology".

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors believes that Mr. Kent Atkinson, the chairman of our audit committee, and Mr. Nigel Macdonald are audit committee financial experts as such term is defined for purposes of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

ITEM 16B CODE OF ETHICS

        We have adopted a code of ethics covering our senior management and directors. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. We also have in place a corporate code of business conduct applicable to all our employees.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and All Other Fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €4.0 million for the year ended December 31, 2004, including fees associated with the annual audit and reviews of our quarterly reports, prepared both in accordance with US GAAP or IFRS, and local statutory audits. For the year ended December 31, 2003, audit fees paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €2.9 million, including fees associated with the annual audit and reviews of our quarterly reports, prepared both in accordance with US GAAP or IFRS, local statutory audits and attestation and review work in association with the global offering of notes, the US debt shelf program and the euro medium-term notes program.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.4 million for the year ended December 31, 2004. Audit related services for 2004 principally included due diligence work and advisory services in relation to the Sarbanes-Oxley Act of 2002. Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.5 million for the year ended December 31, 2003. Audit related services for 2003 principally included consultation on accounting and internal control matters, including fees primarily related to internal audit work provided in Nigeria as we transitioned to another service provider.

Tax fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €1.3 million in 2004 and €0.9 million in 2003.

All other fees

        Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2004 and December 31, 2003.

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

        Under the policy, pre-approval is generally provided for work associated with registration statements under the Securities Act of 1933 (for example, comfort letters or consents); statutory or other financial audit work under IFRS or according to local requirements; due diligence work for potential acquisitions or disposals; attestation services not required by statute or regulation; adoption of new accounting pronouncements or auditing and disclosure requirements and accounting or regulatory consultations; internal control reviews and assistance with internal control reporting requirements; review of information systems security and controls; tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities; expatriates and other individual tax services; and assistance and consultation on questions raised by regulatory agencies. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval to permit the audit committee to make a determination whether the provision of such services would impair the independent auditor's independence.

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

        None.

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
2.3	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2003**
2.4	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.3)**
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
4.1	Form of European Bottler's Agreement*
4.2	European Bottler's Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.*
4.3	Form of International (Non-European) Bottler's Agreement*
4.4	Form of Distribution Agreement*
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.***
4.6
Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited*
4.7	Letter from The Coca-Cola Company, dated August 15, 2003**
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottler's agreements for our countries that entered the European Union on May 1, 2004***
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Business—Subsidiaries" in the Annual Report)
11.1	Code of Ethics***
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002****
15	Consents of Independent Registered Public Accounting Firms

*
Incorporated by reference to the Registration Statement on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on October 8, 2002.

**
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on November 13, 2003.

***
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2003, as filed with the SEC on June 30, 2004.

****
Furnished but not filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A. (Registrant)

By: /s/  JAN GUSTAVSSON      Name: Jan Gustavsson
Title: General Counsel and Company Secretary

Date: June 30, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

        We have audited the accompanying consolidated balance sheets of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries ("the Company") as at December 31, 2004 and December 31, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

PricewaterhouseCoopers S.A.
Athens, Greece
April 20, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

        We have audited the accompanying consolidated statement of income, shareholders' equity, and cash flows of Coca-Cola Hellenic Bottling Company S.A. ("the Company") for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements of Coca-Cola Hellenic Bottling Company S.A. referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 1 and 3 to the consolidated financial statements, in 2002 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, and changed its method of accounting for goodwill and other intangible assets.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2003

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income

	Year ended December 31,
	2004	2003	2002
	(In millions of euros, except per share amounts)
Net sales revenue	€4,201.9	€4,017.5	€3,839.4
Cost of goods sold	(2,500.9)	(2,443.6)	(2,366.4)

Gross profit	1,701.0	1,573.9	1,473.0
Selling, delivery and administrative expenses	(1,279.2)	(1,196.0)	(1,178.5)

Operating profit	421.8	377.9	294.5
Interest expense	(66.9)	(64.7)	(70.3)
Interest income	6.6	11.5	10.3
Other income	4.2	4.9	6.5
Other expense	(8.3)	(7.1)	(4.2)

Income before income taxes	357.4	322.5	236.8
Income tax expense	(77.4)	(83.9)	(73.3)
Share of income of equity method investees	5.2	4.3	4.3
Minority interests	(13.1)	(11.0)	(15.8)

Net income before cumulative effect of accounting change	272.1	231.9	152.0
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	—	(94.0)

Net income	€272.1	€231.9	€58.0

Basic net income per share (in euros):
Before cumulative effect of accounting change	1.15	0.98	0.65
Cumulative effect of accounting change	—	—	(0.40)

Basic net income per share	€1.15	€0.98	€0.25

Diluted net income per share (in euros):
Before cumulative effect of accounting change	1.14	0.98	0.65
Cumulative effect of accounting change	—	—	(0.40)

Diluted net income per share	€1.14	€0.98	€0.25

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	As at December 31,
	2004	2003
	(In millions of euros)
Assets
Current assets:
Cash and cash equivalents	€31.3	€35.5
Trade accounts receivable, less allowances of €31.8 million in 2004 and €25.8 million in 2003	507.8	482.3
Inventories	327.5	291.1
Receivables from related parties	59.2	57.2
Taxes receivable	22.0	12.8
Deferred income taxes	36.2	30.7
Prepaid expenses	47.7	51.2
Derivative assets	8.2	44.3
Other current assets	42.3	44.6

Total current assets	1,082.2	1,049.7
Property, plant and equipment:
Land	100.9	98.1
Buildings	727.8	675.7
Returnable containers	246.9	220.2
Production and other equipment	2,107.2	1,851.2

	3,182.8	2,845.2
Less accumulated depreciation	(1,266.2)	(1,027.4)

	1,916.6	1,817.8
Construction in progress	55.8	55.8
Advances for equipment purchases	25.1	14.5

	1,997.5	1,888.1
Investment in equity method investees	60.5	57.4
Deferred income taxes	0.7	0.5
Derivative assets	36.0	—
Other tangible non-current assets	25.3	25.2
Franchise rights	1,987.4	1,948.4
Goodwill and other intangible assets	767.1	764.6

Total assets	€5,956.7	€5,733.9

Refer to Notes to the Consolidated Financial Statements

	As at December 31,
	2004	2003
	(In millions of euros)
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	€76.0	€84.4
Accounts payable	190.4	189.8
Accrued expenses	363.8	335.8
Amounts payable to related parties	94.7	79.1
Deposit liabilities	142.0	142.8
Income taxes payable	84.9	82.2
Deferred income taxes	3.2	3.6
Derivative liabilities	6.2	4.5
Current portion of long-term debt	—	295.9
Current portion of capital lease obligations	15.0	10.8

Total current liabilities	976.2	1,228.9
Long-term liabilities:
Long-term debt, less current portion	1,424.6	1,302.9
Capital lease obligations, less current portion	32.5	30.8
Cross currency swap payables relating to borrowings	143.1	89.9
Employee benefit obligations	106.4	98.4
Deferred income taxes	622.7	656.0
Other long-term liabilities	26.8	16.7

Total long-term liabilities	2,356.1	2,194.7

Minority interests	63.4	54.0
Shareholders' equity:
Ordinary shares, €0.50 par value: 238,260,129 (2003: 236,925,277) shares authorized, issued and outstanding	119.1	118.5
Additional paid-in capital	1,657.8	1,639.2
Deferred compensation	(0.9)	(0.9)
Retained earnings	716.8	492.1
Accumulated other comprehensive income	68.2	7.4

Total shareholders' equity	2,561.0	2,256.3

Total liabilities and shareholders' equity	€5,956.7	€5,733.9

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders' Equity

	Ordinary shares
						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Deferred compensation	Retained earnings		Total
	(In millions, except per share data)
As at January 1, 2002	236.7	€71.0	€2,154.0	€(0.4)	€292.2	€270.4	€2,787.2
Net income for 2002	—	—	—	—	58.0	—	58.0
Currency translation adjustment, net of applicable income taxes of €11.1 million	—	—	—	—	—	(89.7)	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8 million	—	—	—	—	—	0.4	0.4

Comprehensive income							(31.3)
Capitalization of reserves	—	2.4	—	—	(2.4)	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(42.6)	—	(42.6)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	(0.1)	—	—	(0.1)

As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2
Net income for 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment, net of applicable income taxes of €0.7 million	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	—	—	—	—	3.4	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes €1.1 million	—	—	—	—	—	(2.0)	(2.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	—	—	0.8	0.8

Comprehensive income							58.2
Capitalization of reserves, increasing the par value of shares from €0.31 to €2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from €2.50 to €0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Stock issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)

As at December 31, 2003	236.9	€118.5	€1639.2	€(0.9)	€492.1	€7.4	€2,256.3

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders' Equity (Continued)

	Ordinary shares
						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Deferred compensation	Retained earnings		Total
	(In millions, except per share data)
As at January 1, 2004	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3
Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of €8.2 million	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	—	—	—	(3.4)	(3.4)
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	—	—	—	—	(11.4)	(11.4)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes €0.7 million	—	—	—	—	—	6.9	6.9
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	—	—	0.3	0.3

Comprehensive income							332.9
Stock issued to employees exercising stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)

As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2003	2002
	(In millions of euros)
Operating activities
Net income	€272.1	€231.9	€58.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	283.4	272.9	270.2
Deferred income taxes	(35.7)	(5.6)	(20.5)
(Gain) loss on disposals of non-current assets	(6.3)	8.1	(4.9)
Impairment charges on property, plant and equipment	3.6	—	—
Minority interests	13.1	11.0	15.8
Share of income of equity method investees	(5.2)	(4.3)	(4.3)
Cumulative effect of accounting change for SFAS No. 142, before income taxes	—	—	119.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(25.3)	27.5	(23.9)
Inventories	(35.0)	(2.0)	(47.0)
Accounts payable and accrued expenses	25.0	39.9	(11.6)

Net cash provided by operating activities	489.7	579.4	350.8
Investing activities
Purchases of property, plant and equipment	(354.4)	(340.7)	(301.4)
Proceeds from disposals of property, plant and equipment	21.0	14.9	22.0
Cash payments for acquisitions, net of cash acquired	(3.1)	(90.7)	(192.6)
Proceeds from sale of trademarks	8.6	7.6	—
Proceeds from sale of investments	6.7	3.0	0.2
Purchase of investments	(0.5)	(3.3)	—

Net cash used in investing activities	(321.7)	(409.2)	(471.8)
Financing activities
Proceeds from issuance of debt	725.9	1,116.8	545.7
Repayments of debt	(854.5)	(814.3)	(396.2)
Payments on capital lease obligations	(11.7)	(10.7)	(7.8)
Return of capital to shareholders	(0.4)	(472.9)	—
Proceeds from issue of shares	19.2	3.4	—
Dividends paid to shareholders of the Company and to minority interests	(52.5)	(50.0)	(49.6)

Net cash (used in) provided by financing activities	(174.0)	(227.7)	92.1
Effect of exchange rates on cash	1.8	(8.3)	(11.5)

Net decrease in cash and cash equivalents	(4.2)	(65.8)	(40.4)
Cash and cash equivalents at beginning of year	35.5	101.3	141.7

Cash and cash equivalents at end of year	€31.3	€35.5	€101.3

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Organization

        Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and took its present form in August 2000 through the merger of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the "Company") are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 14.

        Coca-Cola Hellenic Bottling Company S.A.'s shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic Bottling Company S.A.'s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Basis of Presentation and Consolidation

        The consolidated financial statements include the accounts of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries. Investments in affiliates, in which Coca-Cola Hellenic Bottling Company S.A. has significant influence, are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including the intercompany portion of transactions with equity method investees, are eliminated in consolidation.

        In accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations, we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

        Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

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

Risks and Uncertainties

        The Company's operations could be adversely affected by termination or non renewal of our bottler's agreements with The Coca-Cola Company; marketing and product development activities effectiveness; weaker consumer demand for carbonated soft drinks; adverse economic conditions in our emerging and developing countries; competition law enforcement by the European Union and national authorities; increased concentration of retailers and independent wholesalers; product issues such as contamination or product recalls; adverse weather conditions; price increases in and shortages of raw materials and packaging materials; exchange rates fluctuations; the ability to repatriate profits; changes in regulatory environment; duties or tariffs; and changes in the method or rate of taxation.

        The Company monitors our operations with a view to minimizing the impact to our overall business that could arise as a result of the inherent risks in our business.

Revenue Recognition

        Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2004 was €7.1 million (2003: €6.5 million, 2002: €5.8 million). Of this balance, €3.8 million (2003: €3.6 million, 2002: €3.6 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2004 amounted to €33.8 million with €22.6 million and €7.5 million for 2003 and 2002, respectively. Marketing and promotional incentives paid to customers during 2004 amounted to €89.0 million with €75.5 million in 2003, and €88.0 million in 2002.

        We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2004, such contributions totaled €21.1 million as compared to €19.0 million and €30.4 million in 2003 and 2002, respectively.

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

Warehouse Costs

        Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €127.7 million in 2004 with €121.3 million and €115.7 million in 2003 and 2002, respectively.

Distribution Costs

        Distribution costs represent those costs that are incurred to transport products to the buyer's designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2004, the distribution costs totaled €211.1 million, compared with €204.9 million and €194.6 million for 2003 and 2002, respectively.

Advertising Expense

        Advertising costs are expensed as incurred and were €129.1 million in 2004 with €115.7 million and €105.9 million during 2003 and 2002, respectively. Advertising costs are included within selling expenses.

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

Trade Accounts Receivable

        The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. The allowance is calculated based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and our relationships with and economic status of our customers.

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

Intangible Assets

        Intangible assets consist primarily of franchise rights related to bottler's agreements with The Coca-Cola Company, trademarks and goodwill.

        The franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

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

        In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and indefinite-lived intangible assets (including franchise rights and trademarks) are not amortized but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

        We test for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to the Company's facts and circumstances. We evaluate franchise rights and trademarks for impairment by comparing the applicable carrying value to the fair value determined based on the present value of estimated future cash flows from such assets.

Franchise Incentive Arrangements

        The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements and included as a reduction to the assets to which they relate. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments received from The Coca-Cola Company for the placement of cold drink equipment were €15.0 million in 2004, compared with €22.5 million in 2003 and €18.3 million in 2002.

Investments in Securities

        The Company classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets. During the period the Company did not hold any investments in the trading investments category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale, and are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

        Investments are recognized on the day they are transferred in to the Company and derecognized on the day when they are transferred out of the Company. The cost of purchase includes transaction costs. Unrecognized gains and losses arising from changes in the value of available-for-sale investments are recognized in equity. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognized in the income statement as other income or other expense, as appropriate.

        Held-to-maturity investments are carried at amortized cost using the effective yield method. Gains and losses on held-to-maturity investments are recognized in income, when the investments are derecognized or impaired.

        Available-for-sale investments were valued at €8.0 million at December 31, 2004 (2003: €15.6 million). In 2004, the whole amount was recorded in other tangible non-current assets, (2003: €9.2 million, was classified in other tangible non-current assets, with the remainder in other current assets).

Impairment of Long-Lived Assets

        The Company evaluates impairment of long-lived assets in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment losses on long-lived assets used in operations are recorded by the Company when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment losses are measured by comparing the fair value of the assets to their carrying amounts.

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

Foreign Currency Translation

        The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, Foreign Currency Translation ("Statement No. 52'). All asset and liability accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rates. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

        Entities operating in hyper-inflationary environments remeasure their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other expense, as appropriate. The Company's subsidiary in Belarus continues to operate in a hyper-inflationary environment. The subsidiary in Romania ceased applying hyper-inflationary accounting with effect from July 1, 2004. The subsidiary in Serbia and Montenegro ceased applying hyper-inflationary accounting with effect from January 1, 2005.

        Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. In 2004, transaction losses totaled €5.9 million as compared to €6.6 million of transaction gains in 2003 and €7.5 million of transaction losses in 2002. Transaction gains and losses are included within operating profit unless they relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Derivative Financial Instruments

        The Company uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

        At the inception of a transaction the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments or forecasted transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Costs Associated with Exit or Disposal Activities

        The Company has applied Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ('Statement No. 146') to exit and disposal activity initiated after December 31, 2002. Pursuant to Statement No. 146, the liability for costs associated with exit or disposal activity must be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. The result is that for one-time termination benefits, such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period, the costs of the one-time termination benefit are recognized over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, is to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Income Taxes

        Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Company provides a valuation allowance for deferred tax assets, for which it does not consider realization of such assets to be more likely than not.

Employee Benefits—Statutory Termination and Pension Plans

        The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers' Accounting for Pensions ('Statement No. 87'), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ('Statement No. 132 (revised)'). The Company adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as of January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

        A number of the Company's operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

Employee Benefits—Stock-Based Compensation

        The Company currently sponsors stock option plans and stock appreciation rights. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ('Opinion No. 25'), and related interpretations.

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

        The following table for the years ended December 31, illustrates the effect on net income and earnings per share, if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation:

	2004	2003	2002
	(In millions, except per share numbers)
Net income as reported	€272.1	€231.9	€58.0
Add: Stock option employee compensation expense included in net income	—	0.2	0.3
Deduct: Total stock option compensation expense determined under fair value based method for all awards	(4.3)	(6.3)	(11.4)

Pro forma net income	€267.8	€225.8	€46.9

Earnings per share:
Basic—as reported	€1.15	€0.98	€0.25
Diluted—as reported	€1.14	€0.98	€0.25
Basic—pro forma	€1.13	€0.95	€0.20
Diluted—pro forma	€1.13	€0.95	€0.20

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

        The following table summarizes the fair value (weighted average) of stock options granted in 2004 and 2003 (no stock options were granted in 2002). The fair value of options granted in 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options than using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The fair value of each option grant was calculated on the date of grant with the following assumptions (weighted average):

Year ended December 31	2004	2003
Weighted average fair value of options granted	€5.0	€5.3
Risk free interest rates	5.0%	4.0%
Expected volatility	25.9%	30.0%
Dividend yield	1.5%	1.3%
Expected life	5.1 years	7.5 years

Net Income per Share

        The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Contingencies

        The Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. Refer to Note 12.

Adoption of New Accounting Standards

        In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin No. 51 ('FIN No. 46'). In December 2003, the FASB released a revised version of FIN No. 46 ('FIN No. 46R') clarifying certain aspects of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation. FIN No. 46 was effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46R were applied by the Company in 2004. As at December 31, 2004, these interpretations had no effect on the Company's financial statements.

        In May 2003, the Emerging Issues Task Force ('EITF') reached a final consensus on Issue No. 01-08, Determining Whether an Arrangement is a Lease ('Issue No. 01-08'). Issue No. 01-08 is intended to provide guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement No. 13, Accounting for Leases ('Statement No. 13'). The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of Statement No. 13 should be based on the substance of the arrangement using specific guidance detailed in Issue No. 01-08. The final model also includes guidance as to when an arrangement should be reassessed to determine whether it contains a lease and how to account for these subsequent changes in lease classification. The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after January 1, 2004. The consensus did not have an effect on the Company's financial statements in 2004.

        In December 2003, the FASB released Statement No. 132 (revised). The Statement provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The Company adopted Statement No. 132 (revised) for its domestic pension schemes and statutory termination obligations, for the year ended December 31, 2003 and for all remaining plans for the year ended December 31, 2004.

        In December 2004, the FASB issued Statement No. 123 (Revised 2004) Share-Based Payment ('Statement No. 123 (R)'). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25 Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. The effective date for the Company is January 1, 2006. The Company uses the fair value method for disclosure and is therefore required to apply the modified prospective application method. Under this transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Note 16.

        In November 2004, the FASB issued Statement No. 151 Inventory Costs—an amendment to APB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company's results of operations and financial position.

        In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ('Statement No. 153'). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company's results of operations and financial position.

2. Acquisitions

        During 2004, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Location	Effective date of acquisition	Net tangible assets applicable	Water rights	Goodwill arising	Amount of Consideration
			(In millions of euros)
Gotalka d.o.o.	Croatia	28.01.2004	1.4	0.4	6.0	7.8
Acquisition of minority interests	Croatia, Latvia, Romania, and Serbia and Montenegro		0.1	—	0.5	0.6

Total acquisitions during 2004			€1.5	€0.4	€6.5	€8.4

(In millions of euros)
Total consideration	€8.4
Less: payments made for investment in Gotalka and acquisition costs in prior years	(5.2)
Less: Cash and cash equivalent balances acquired	(0.1)
Less: cash payments deferred until 2005—2008	(0.6)
Plus: pre acquisitions dividends paid to shareholders of Römerquelle	0.2
Plus: other cash payments deferred from 2003	0.4

Cash outflow included in cash flow	€3.1

2004

Acquisition of Gotalka d.o.o.

        On January 28, 2004, the Company acquired the remaining share of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brands Bistra, Gotalka and Claria. Total consideration for the acquisition was €7.2 million (excluding acquisition costs).

        The acquisition of Gotalka d.o.o. was finalized in 2004 and was accounted for using the purchase method of accounting. Prior to 2004, the investment was accounted for as an investment in associates. Cash consideration paid to the former shareholders of the subsidiary and for acquisition costs in 2004 was €2.0 million (prior to 2004: €1.9 million was paid for the acquisition of 41% of the shares and €3.3 million was prepaid for the acquisition of the remaining 59% of the shares) and €0.6 million is deferred until 2005-2008.

        The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Cash and cash equivalents	€0.1
Property, plant and equipment	2.5
Water rights	0.4
Goodwill	6.0

Total assets	€9.0

Other current liabilities	1.2

Total liabilities	1.2

Net assets acquired	€7.8

Cash paid to former shareholders	€7.2
Costs of acquisition	0.6

Total consideration	€7.8

        The acquisition has resulted in the Company recording €6.0 million of goodwill and €0.4 million of water rights in its developing countries segment. The contribution of Gotalka to the results of the group was €5.3 million for the year ended December 31, 2004.

2003

a) Acquisition of Multivita sp. Z.o.o.

        On October 2, 2003, the Company completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o. ('Multivita'), in a joint acquisition with The Coca Cola Company. Total consideration for the acquisition was €21.0 million (excluding acquisition costs), of which the Company's share was €10.5 million. The acquisition comprised a production facility at Tylicz and the company's mineral water brands.

        The Company acquired the business except for the trademark, which was acquired by The Coca Cola Company. The acquisition has been accounted for using the purchase method of accounting. Further adjustments have been made in 2004, as additional information has become available that assists in determining the fair values at acquisition. The fair values of the significant assets acquired and liabilities assumed and goodwill arising, are as follows (in millions):

	As reported 2003	Adjustments 2004	Final fair values
Current assets	€0.2	€—	€0.2
Property, plant and equipment	5.4	(1.7)	3.7
Other tangible non-current assets	0.4	(0.1)	0.3
Goodwill	6.0	1.8	7.8

Total assets	12.0	—	12.0

Short term borrowings	0.7	—	0.7
Other current liabilities	0.3	—	0.3

Total liabilities	1.0	—	1.0

Net assets acquired	€11.0	€—	€11.0

Cash paid to former shareholders	€10.5	€—	€10.5
Costs of acquisition	0.5	—	0.5

Total consideration	€11.0	€—	€11.0

        The contribution of Multivita to the results of the Company was negligible for the year ended December 31, 2003. The acquisition has resulted in the Company recording €7.8 million of goodwill in its developing countries segment.

b) Acquisition of Römerquelle GmbH

        On December 5, 2003, the Company acquired 100% of the Austrian mineral water company, Römerquelle GmbH. The acquisition comprised production facilities in Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. The acquisition has been accounted for using the purchase method of accounting. Total consideration for the acquisition was €63.3 million (excluding acquisition costs), with the assumption of debt of an additional €6.4 million.

        Further adjustments have been made in 2004, as additional information has became available that assists in determining the fair values at acquisition. The fair values of the significant assets acquired and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2003	Adjustments 2004	Final fair values
Short term investments	€6.4	€—	€6.4
Cash and cash equivalents	0.1	—	0.1
Other current assets	10.4	(0.9)	9.5
Property, plant and equipment	25.5	13.2	38.7
Other non-current tangible assets	1.3	0.1	1.4
Trademarks	50.9	(25.5)	25.4
Water rights	—	0.5	0.5
Goodwill	17.3	10.0	27.3

Total assets	111.9	(2.6)	109.3

Short term borrowings	6.4	—	6.4
Other current liabilities	20.2	2.3	22.5
Deferred income taxes	17.3	(5.3)	12.0
Other long term liabilities	4.2	—	4.2

Total liabilities	48.1	(3.0)	45.1

Net assets acquired	€63.8	€0.4	€64.2

Cash paid to former shareholders	€63.3	€—	€63.3
Costs of acquisition	0.5	0.4	0.9

Total consideration	€63.8	€0.4	€64.2

        The contribution of Römerquelle to the results of the Company was negligible for the year ended December 31, 2003. The acquisition has resulted in the Company recording €27.3 million of goodwill, €0.5 million of water rights and €25.4 million of trademarks in its established countries segment.

c) Acquisition of Tsakiris S.A.

        On December 30, 2003, the Company acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. ('Tsakiris'), from Plias S.A. (refer to Note 21). Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million. The acquisition has been accounted for using the purchase method of accounting.

        Further adjustments have been made in 2004, as additional information has become available that assists in determining the fair values at acquisition. The fair values of the significant assets and liabilities assumed and goodwill arising, are as follows (in millions):

	As reported 2003	Adjustments 2004	Final fair values
Cash and cash equivalents	€0.5	€—	€0.5
Other current assets	3.6	—	3.6
Property plant and equipment	4.5	—	4.5
Trademarks	—	3.9	3.9
Goodwill	10.1	(2.5)	7.6

Total assets	18.7	1.4	20.1

Short-term borrowings	9.3	—	9.3
Other current liabilities	2.1	—	2.1
Deferred income taxes	—	1.4	1.4
Other long term liabilities	1.1	—	1.1

Total liabilities	12.5	1.4	13.9

Net assets acquired	€6.2	€—	€6.2

Cash paid to Plias S.A.	€6.2	€—	€6.2

Total consideration	€6.2	€—	€6.2

        The contribution of Tsakiris to the results of the Company was negligible for the year ended December 31, 2003. As a result of the acquisition, the Company has recorded €7.6 million of goodwill and €3.9 million of trademarks in its established countries segment.

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

        The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 were as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total impairment charges	€94.0

        Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland, as a result of a reassessment of projections following lower than expected growth in the alcohol-free beverages sector in the Swiss market.

        Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 million relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

        The following table sets forth the carrying value of intangible assets not subject to, and subject to amortization (in millions):

Intangible assets not subject to amortization	2004	2003
Franchise rights	€1,987.4	€1,948.4
Goodwill	734.6	711.2
Trademarks	29.3	50.9
Minimum pension liability	2.0	2.5

	€2,753.3	€2,713.0

Intangible assets subject to amortization
Water rights	€1.2	€—

Total intangible assets	€2,754.5	€2,713.0

        In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2004, December 31, 2003 and December 31, 2002. No impairment was indicated.

        The changes in the carrying amount of intangible assets were as follows (in millions):

	Franchise rights	Goodwill	Other intangible assets	Total
As at January 1, 2003	€2,017.4	€699.2	€—	€2,716.6
Intangible assets arising on current period acquisitions	—	34.0	50.9	84.9
Adjustments to intangible assets arising on prior period acquisitions	—	1.8	—	1.8
Reduction of valuation allowance on net operating losses from acquisition of CCB	—	(3.3)	—	(3.3)
Adjustment in relation to minimum pension liability	—	—	2.5	2.5
Foreign exchange differences	(69.0)	(20.5)	—	(89.5)

As at December 31, 2003	1,948.4	711.2	53.4	2,713.0
Additions	—	—	0.3	0.3
Intangible assets arising on current period acquisitions	—	6.5	0.4	6.9
Adjustments to intangible assets arising on prior period acquisitions	—	9.3	(21.1)	(11.8)
Reduction of valuation allowance on net operating losses from acquisition of CCB	—	(2.4)	—	(2.4)
Adjustment in relation to minimum pension liability	—	—	(0.5)	(0.5)
Foreign exchange differences	39.0	10.0	—	49.0

As at December 31, 2004	€1,987.4	€734.6	€32.5	€2,754.5

        The changes in the carrying amount of goodwill by segment were as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2003	€570.2	€109.7	€19.3	€699.2
Goodwill arising on current period acquisitions	27.4	6.0	0.6	34.0
Adjustments to goodwill arising on prior period acquisitions	1.2	—	0.6	1.8
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverages plc	—	(3.3)	—	(3.3)
Foreign exchange differences	(11.5)	(8.7)	(0.3)	(20.5)

As at December 31, 2003	587.3	103.7	20.2	711.2
Goodwill arising on current period acquisitions	—	6.0	0.5	6.5
Adjustments to goodwill arising on prior period acquisitions	7.5	1.8	—	9.3
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverages plc	—	(2.4)	—	(2.4)
Foreign exchange differences	1.5	8.5	—	10.0

As at December 31, 2004	€596.3	€117.6	€20.7	€734.6

4. Selling, delivery and administrative expenses

        Selling, delivery and administrative expenses consisted of the following for the years ended December 31 (in millions):

	2004	2003	2002
Selling expenses	€624.1	€567.1	€528.7
Delivery expenses	338.9	326.2	310.3
Administrative expenses	316.2	302.7	339.5

Total selling, delivery and administrative expenses	€1,279.2	€1,196.0	€1,178.5

5. Allowance for doubtful debts

        The movement in the allowance for doubtful debts was as follows for the years ended December 31 (in millions):

	2004	2003	2002
As at January 1	€25.8	€20.7	€19.1
Charged to income	7.9	7.3	5.1
Uncollectible amounts written off, net of recoveries	(1.9)	(1.7)	(3.0)
Foreign currency translation	—	(0.5)	(0.5)

As at December 31	€31.8	€25.8	€20.7

6. Inventories

        Inventories consisted of the following at December 31 (in millions):

	2004	2003
Finished goods	€124.1	€107.5
Raw materials and work in progress	149.1	122.7
Consumables	53.2	57.4
Payments on account	1.1	3.5

Total inventories	€327.5	€291.1

7. Long-term Debt and Short-term Borrowings

        Long-term debt consisted of the following at December 31 (in millions):

	Interest rate %	2004	2003
€300.0 million Eurobond maturing on December 17, 2004	Fixed 4.00	€—	€295.9
€233.0 million (2003: €555.0 million) "€625 million Eurobond" maturing on June 27, 2006	Fixed 5.25	240.1	578.2
€500.0 million Eurobond maturing on July 15, 2011	Fixed 4.375	514.5	—
$500.0 million notes maturing on September 17, 2013	Fixed 5.125	370.1	402.1
$400.0 million notes maturing on September 17, 2015	Fixed 5.5	299.2	321.4
Other debt		0.7	1.2

Total long-term debt		1,424.6	1,598.8
Less: current portion		—	295.9

Total long-term debt, less current portion		€1,424.6	€1,302.9

        Other long-term debt is carried at floating rates based on various types of Inter Bank Offer Rates or "IBOR".

        Maturities of long-term debt for the years subsequent to December 31, 2004 are (in millions):

2005	€—
2006	240.8
2007	—
2008	—
2009	—
2010 and thereafter	1,183.8

Total long-term debt	€1,424.6

        As at December 31, 2004, a total of €733.0 million in Eurobonds has been issued under the €2.0 billion Euronote program. A further amount of €1,267.0 million is available for issuance. The bonds are not subject to any financial covenants.

        The Company maintains committed facilities with banks. The undrawn committed facilities available to the Company at December 31, 2004 were as follows (in millions):

Amounts expiring in less than one year	€450.0
Amounts expiring between one and three years	450.0
Amounts expiring between three and five years	—

Total undrawn committed facilities	€900.0

        In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

        During May 2002, the Company replaced its €750.0 million syndicated loan facility with a €900.0 million facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, the Company has a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion.

        The use of the backstop facility may become subject to a covenant setting a minimum ratio of our EBITDA to our consolidated net interest expense of at least 3:1, in the event that either our EBITDA credit rating by Standard and Poor's falls below BBB+ or our credit rating by Moody's does not remain at or above Baa1, or in the event that neither Moody's nor Standard and Poor's publish such a rating. The Company's current ratings are above those required and, accordingly, the Company is currently not subject to financial covenants. In addition, at December 31, 2004, the Company exceeded the required minimum ratio of EBITDA to consolidated net interest expense. EBITDA and net consolidated interest for this purpose are calculated pursuant to our financial statements as prepared under International Financial Reporting Standards. EBITDA is defined as earnings before interest, tax, depreciation and amortization, and other non-cash items. No amounts have been drawn under this facility.

        On September 17, 2003, we successfully completed, through our wholly-owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0 million (€660.8 million at December 31, 2004 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million (€367.1 million) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0 million (€293.7 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Company and the acquisition of Römerquelle. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances

under the offer, which was finalized in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

        In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was $2.0 billion. As at April 20, 2005, no amounts had been drawn under the shelf registration.

        On July 12, 2004, the Company announced a successful tender offer for €322.0 million of the outstanding Eurobond debt which matures in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was executed under the Company's Euro Medium Term Note. Program and has a term of seven years. Proceeds from the new issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million Eurobond in December 2004.

        Short term borrowings at December 31, consist of (in millions):

	2004	2003
Bank overdraft facilities	€58.6	€44.3
Other short-term borrowings	17.4	40.1

Total short-term borrowings	€76.0	€84.4

        The weighted average interest on short-term borrowings was 6.8%, 3.6% and 3.3% as at December 31, 2004, 2003 and 2002, respectively. In addition, the Group held loan notes due to The Coca-Cola Company at the end of 2001, which were repaid in 2002. They had an interest rate of 2.9%.

        Total interest paid during the years ended December 31, 2004, 2003 and 2002 was €60.2 million, €57.9 million and €91.9 million, respectively.

8. Income Taxes

        Income before income taxes for the years ended December 31, arose in the following jurisdictions (in millions):

	2004	2003	2002
Greece	€61.9	€64.0	€59.7
Other	295.5	258.5	177.1

Income before income taxes	€357.4	€322.5	€236.8

        Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2004	2003	2002
Current:
Greece	€42.4	€20.9	€26.3
Other	70.6	68.5	42.6

Total current tax	113.0	89.4	68.9
Deferred:
Greece	(20.8)	(3.2)	(5.6)
Other	(14.8)	(2.3)	10.0

Total deferred tax	(35.6)	(5.5)	4.4

Total current and deferred tax	€77.4	€83.9	€73.3

        The above provision for deferred income taxes includes a net credit for the effect of changes in tax laws and rates of €17.9 million in 2004, €38.0 million in 2003 and €20.1 million in 2002.

        Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2004	2003
Deferred tax liabilities:
Intangible assets	€567.2	€598.2
Tax in excess of book depreciation	141.8	122.4
Income taxed at preferential rates	6.5	26.3
Foreign investments	1.9	11.8
Other	11.2	15.3

Total gross deferred tax liabilities	€728.6	€774.0

Deferred tax assets:
Net operating loss ("NOL") carry-forwards	72.5	91.8
Liabilities and provisions	37.6	36.7
Book in excess of tax depreciation	8.0	8.5
Pensions and benefit plans	9.4	12.5
Other	29.5	7.9

Total gross deferred tax assets	€157.0	€157.4
Valuation allowance for deferred tax assets	(17.4)	(11.8)

Net deferred tax assets	€139.6	€145.6

Net deferred tax liabilities	€589.0	€628.4

        A summary of valuation allowance movements is as follows (in millions):

	2004	2003	2002
As at January 1	€11.8	€41.9	€74.4
Charged (credited) to income	8.6	(6.5)	(26.3)
Credit related to recognition of pre-acquisition deferred tax assets	(2.4)	(3.3)	(2.3)
Effects on operations in economies ceasing to be considered as hyper-inflationary	—	(12.9)	—
Reductions arising on statutory tax law changes	—	(3.5)	(7.2)
Arising on acquisition	—	—	4.8
Currency translation adjustments	0.1	(2.4)	(4.1)
Expired NOLs	(0.3)	(0.8)	(1.4)
Other movements	(0.4)	(0.7)	4.0

As at December 31	€17.4	€11.8	€41.9

        The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company's income tax expense is as follows (in millions):

	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€125.1	35.0	€112.9	35.0	€82.9	35.0
Lower tax rates of other countries	(30.6)	(8.6)	(30.3)	(9.4)	(17.8)	(7.5)
Additional local taxes	5.9	1.7	17.2	5.3	11.9	5.0
Tax holidays or exemptions	(4.4)	(1.2)	(3.1)	(1.0)	(7.3)	(3.1)
Non-deductible expenses	36.5	10.2	41.8	13.0	47.2	19.9
Capital investment incentives	(7.7)	(2.2)	(8.6)	(2.7)	(9.6)	(4.1)
Income not subject to tax	(22.3)	(6.2)	(11.5)	(3.6)	(14.3)	(6.0)
Changes in tax laws and rates	(17.9)	(5.0)	(38.0)	(11.8)	(20.1)	(8.5)
Change in valuation allowance	(1.6)	(0.4)	(4.1)	(1.3)	(1.8)	(0.8)
NOLs with no current benefit	1.9	0.5	2.7	0.8	4.5	1.9
Other, net	(7.5)	(2.1)	4.9	1.7	(2.3)	(0.8)

Total income tax charge	€77.4	21.7	€83.9	26.0	€73.3	31.0

        At December 31, 2004, the Company had net operating tax loss carry-forwards (NOLs) of €267.0 million (2003: €308.8 million, 2002: €391.8 million) for income tax purposes. €92.0 million of NOLs expire between 2005 and 2009. None of NOLs expire between 2010 and 2012. €175.0 million of NOLs do not expire, because they were generated in tax jurisdictions, where NOLs do not have expiration dates. For financial reporting purposes a valuation allowance of €11.9 million (2003: €8.1 million, 2002: €23.0 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

        No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €852.9 million at December 31, 2004 (2003: €929.4 million).

Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

        Total tax paid during the years ended December 31, 2004, 2003 and 2002 was €105.0 million, €75.0 million and €57.1 million, respectively.

9. Employee Benefit Obligations

        The total accrued benefit liability for the defined benefit plan is as follows (in millions):

	2004	2003
Defined benefit plans
Statutory termination indemnities	€81.0	€79.1
Pension plans	23.1	16.3
Long service benefits—jubilee plans	8.4	4.4

Total defined benefit plans	€112.5	99.8

        Employees of the Company's subsidiaries in Nigeria, Greece, Bulgaria, Serbia and Montenegro, Croatia, Poland and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration.

        Statutory termination benefits obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of EITF No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

        The Company's subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plan in Switzerland. The Austrian plans do not have plan assets.

        The Company provides long service benefits in the form of jubilee plans to its employees in Austria, Switzerland, Nigeria, Croatia and Poland.

        Summarized information for the above plans is as follows (in millions):

	2004	2003
Present value of defined obligation at the beginning of the year	€265.7	€247.7
Service cost	18.6	17.1
Interest cost	17.1	12.5
Plan participant's contributions	3.4	3.0
Past service cost arising from amendments	(2.4)	0.7
Curtailment/settlements	1.3	—
Arising on acquisition	—	4.2
Benefit paid	(19.4)	(14.7)
Actuarial loss	18.1	4.6
Foreign currency translation	(1.2)	(9.4)

Present value of defined benefit obligation at the end of the year	€301.2	€265.7

        The pension plans and statutory termination obligations have a measurement date of December 31.

        The total accumulated benefit obligation for all defined benefit plans is €245.0 million and €230.0 million as at December 31, 2004 and 2003 respectively.

	2004	2003
Fair value of plan assets at the beginning of the year	€143.7	€128.8
Actual return on plan assets	6.9	8.6
Actual employers contributions	7.3	8.8
Actual participants contributions	3.4	3.0
Actual benefits paid	(5.9)	(4.8)
Foreign currency translation	0.5	(0.7)

Fair value of plan assets at the end of the year	€155.9	€143.7

        Benefits paid from pension benefit plans during 2004 and 2003 include €0.3 million and €0.2 million respectively of payments relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination and long service benefits during 2004 and 2003 of €13.2 million and €9.7 million respectively were paid from Company assets, because these plans are unfunded.

        The net defined benefit obligations are as follows (in millions):

	2004	2003
Present value of defined benefit obligations	€(301.2)	€(265.7)
Fair value of plan assets	155.9	143.7

	€(145.3)	€(122.0)
Unrecognized actuarial loss	49.8	32.2
Unrecognized net transition liability	1.6	2.5
Unrecognized past service cost/(benefit)	(1.9)	0.7

Net defined benefit obligations	€(95.8)	€(86.6)

Amounts recognized in the balance sheet consisted of:
Accrued benefit liability	(112.5)	(99.8)
Intangible assets	2.0	2.5
Accumulated other comprehensive income	14.7	10.7

Net amount recognized	€(95.8)	€(86.6)

Included in:
Current liabilities	(6.1)	(1.4)
Long term liabilities	(106.4)	(98.4)
Goodwill and other intangible assets	2.0	2.5
Accumulated other comprehensive income	14.7	10.7

Total	€(95.8)	€(86.6)

        Information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	2004	2003
Project benefit obligation	€294.2	€161.2
Accumulated benefit obligation	240.6	131.1
Fair value of plan assets	151.1	40.6

        The weighted average assumptions used in computing the net benefit obligation consist of the following for the years ended December 31:

	2004%	2003%
Discount rate	5.54	5.84
Rate of compensation increase	4.62	4.60
Pension increases	0.60	0.56

        The expense recognized in the income statement consists of the following for the years ended December 31 (in millions):

	2004	2003	2002
Service cost	€18.6	€17.1	€16.1
Interest cost	17.1	12.5	10.3
Expected return on plan assets	(8.4)	(6.3)	(6.1)
Amortization of transition obligation	0.8	0.8	0.8
Recognized net actuarial obligation loss	1.0	2.2	2.7
Amortization of unrecognized past service costs	0.3	—	—
Curtailment/settlement	1.3	—	—

Net periodic benefit cost	€30.7	€26.3	€23.8

        The weighted average assumptions used in computing the net periodic benefit cost consist of the following for the years ended December 31:

	2004%	2003%
Discount rate	5.84	5.51
Expected return on assets	5.52	5.76
Rate of compensation increase	4.60	4.28
Pension increase	0.56	0.65

        Plan assets were invested as follows:

	2004%	2003%
Asset category:
Equity securities	45	43
Debt securities	48	48
Real estate	3	5
Cash	4	3
Other	—	1

Total	100	100

        Equity securities include ordinary shares in the Company in the amount of €0.3 million (0.2% of the plan assets) and €0.2 million (0.1% of the plan assets) as at December 31, 2004 and 2003 respectively.

        The investment objectives of the Greek fund are to optimize returns from the fund at an acceptable level of risk and within the requirement of the local law. The fund invests mainly in one year bonds to allow a reasonable level of liquidity as the majority of obligations have vested. The fund is restricted by legal requirements, which do not allow more than 30% of the total fund to be invested in equity securities. In addition, the fund guarantees a minimum return of 2.5%.

        The Foundation Board of the Swiss pension plan appoints a pension fund manager who is responsible for the investment of pension fund assets and choice of investment strategy made to optimize return to pension fund members. Bond portfolio management is delegated to at least two independent banks and property management is delegated to a professional property company. Performance is reviewed regularly by the pension fund manager who reports semi-annually to the Foundation Board. The pension investment strategy is set in accordance with relevant Swiss legislation (BVV 2, ART 50-59). This sets out maximum percentages which can be held in different asset classes and makes certain diversity requirements. The investment policy states that the portfolio should be invested with an appropriate risk diversification. If risks are suitably covered, then the investment strategy can include a slightly wider risk profile, which would include overseas equities. The broad investment strategy at December 31, 2004 is to hold approximately 60% in bonds, 30% in equities, 5% in property and 5% in cash under the investments.

        The overall investment policy of the Irish schemes is determined by the trustees in consultation with Coca-Cola Hellenic Bottling Company Ireland and their professional advisors. The investment objectives of the Irish schemes are to aim to maximize investment returns over the long term within the necessary constraints of prudence and caution. In order to achieve this goal, the schemes' assets are invested primarily in high quality equity holdings. Responsibility for day to day investment decisions such as stock selection is delegated by the trustees to the investment managers. The performance of the investment managers is monitored on a regular basis by the trustees. There are no restrictions under local legislation regarding the type of assets that the schemes may hold. However for the purpose of determining whether the schemes meet the minimum funding standard specified under Irish legislation, it is not permissible to include assets invested in the sponsoring employer. There are also restrictions relating to large holdings in individual stocks. The broad investment strategy at December 31, 2004 is to hold approximately 20% in bonds and 80% in equities.

        To develop its expected long-term rate of return assumptions the Company, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2004 net periodic pension cost for the plans was 5.52%.

Cash Flow

Estimated future benefit payments:	(in millions of Euros)
2005	13.0
2006	12.0
2007	12.3
2008	14.8
2009	16.5
Years 2010-2014	126.3

        The Company plans to contribute €7.7 million to its pension plans in 2005.

Defined contribution plans

        The Company also sponsors defined contribution plans covering employees at five subsidiaries. The expense recognized in the income statement in 2004 for the defined contribution plans is €6.5 million (2003: €6.0 million, 2002: €7.9 million).

10. Employee Share Ownership Plan

        The Company operates an employee share ownership plan, Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resource Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in Coca-Cola Hellenic Bottling Company S.A. shares by contributing to the plan monthly. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee's salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek-resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year and matching shares purchased in December vest immediately.

        Shares forfeited (i) are held in a reserve account by the Coca-Cola HBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company's matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders' equity. The expense for 2004, 2003 and 2002 amounted to €2.1 million, €1.5 million and €1.5 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share.

11. Other Comprehensive Income

        The components of other comprehensive income are as follows (in millions):

	Currency translation adjustments(1)	Derivative financial instruments gains (losses)	Minimum pension liability	Unrealized gain on available- for-sale investments	Total
As at January 1, 2002	€270.4	€—	€—	€—	€270.4
Currency translation adjustment, net of applicable income taxes of €11.1 million	(89.7)	—	—	—	(89.7)
Change in fair value of derivatives, net of applicable income taxes of €0.8 million	—	0.4	—	—	0.4

As at December 31, 2002	180.7	0.4	—	—	181.1
Currency translation adjustment, net of applicable income taxes of €0.7 million	(168.5)	—	—	—	(168.5)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	3.4	—	—	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.1 million	—	(2.0)	—	—	(2.0)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	(7.4)	—	(7.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	0.8	0.8

As at December 31, 2003	12.2	1.8	(7.4)	0.8	7.4
Currency translation adjustment, net of applicable income taxes of €8.2 million	68.4	—	—	—	68.4
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	(11.4)	—	—	(11.4)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.7 million	—	6.9	—	—	6.9
Change in minimum pension liability, net of applicable income taxes of €0.6 million	—	—	(3.4)	—	(3.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	0.3	0.3

As at December 31, 2004	€80.6	€(2.7)	€(10.8)	€1.1	€68.2

(1)
Includes amounts related to equity method investees.

12. Commitments and Contingencies

Leases

        The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment included the following amounts for leases that have been capitalized at December 31 (in millions):

	2004	2003
Property plant and equipment	€71.1	€62.7
Less amortization	(22.8)	(17.3)

Total leases	€48.3	€45.4

        The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

        Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2004 (in millions):

	Capital leases	Operating leases
2005	€16.0	€21.3
2006	13.1	15.5
2007	9.6	12.1
2008	5.4	4.1
2009	2.1	3.4
2010 and thereafter	7.2	7.3

Total minimum lease payments	53.4	€63.7

Amounts representing interest	(5.9)

Present value of net minimum lease payments	€47.5

Long-term portion of capital leases	32.5
Current portion of capital leases	15.0

Total capital leases	€47.5

        Rental expense for operating leases for 2004 is €46.5 million. The rental expense was €32.6 million and €28.6 million in 2003 and 2002, respectively.

Security over assets

        Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases.

Other

        Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca Cola Company and certain Coca-Cola Bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

        In 2004, together with The Coca Cola Company and other Coca-Cola bottlers, Coca-Cola Hellenic Bottling Company and the Commission have conducted a dialogue to identify and address the commercial practices under review by the Commission. As a part of this dialogue, Coca-Cola Hellenic Bottling Company submitted draft proposals incorporating undertakings that address all such practices in the European Union. On October 19, 2004, the European Commission announced that it has accepted this undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalize the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, covering those channels of distribution where The Coca-Cola Company-branded carbonated soft drinks account for over 40% of national sales and twice the nearest competitor's share.

        The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9 million and requiring changes in the Company's commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine related to the Company's dealings with certain wholesalers during the period 1991-1999. Both the Company and various complainants appealed this decision. On June 26, 2004, the Athens Administrative Court of Appeal rejected all appeals by the various complainants and partly accepted the Company's appeal insofar that it reduced the amount of the fine imposed on the Company by the Greek Competition Authority to €1.8 million. In relation to the case, one of the Company's competitor has filed a lawsuit claiming damages in an amount of €7.7 million. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

        In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2004, such issues were successfully resolved in Poland. The Company still has similar issues outstanding before the Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

        The Group is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

        The tax filings of Coca-Cola Hellenic Bottling Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

        At December 31, 2004, the Company had capital commitments over the next year of €60.4 million (2003: €54.4 million).

        At December 31, 2004, the Company had commitments to purchase €167.0 million (2003: €140.9 million, 2002: €150.3 million) of raw materials over the next year.

13. Financial Instruments

Derivative Financial Instruments

        The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Interest Rate

        The Company uses interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting the Company's €733.0 million in 2004 (2003: €555.0 million and €300.0 million) fixed-rate debt to a floating rate based on EURIBOR. The notional amount of the swaps is €733.0 million. During both 2004 and 2003, the Company used a combination of interest rate swaps and currency swaps to convert the Company's $500.0 million and $400.0 million notes issues in the US market from fixed-rate US dollar denominated debt to a floating-rate based on EURIBOR. The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        Interest rate swap agreements are classified as current or non-current depending on an assessment of the period over which they are expected to be held.

        During the year ended December 31, 2004, the Company recognized a net loss of €1.5 million (2003: net gain of €4.4 million and 2002: net gain of €6.5 million) related to interest rate swaps which do not qualify for hedge accounting. All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, respectively.

        Over the period 2002 to 2004, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the statement of income through the option revaluation process. As the Company has benefited from lower interest costs and, consequently, recognized a loss of €4.2 million (2003: a loss of €2.4 million, 2002: a loss of €2.8 million) in relation to these items in the statement of income within interest expense.

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

        At December 31, 2004, the Company had recorded €3.6 million of unrealized losses in accumulated other comprehensive income (2003: €2.3 million of unrealized gains), as a result of the hedge contracts, which, if realized, will be recorded in operating expenses, when the underlying transaction affects operating results. The net fair values of the forward contracts of €(1.4) million and €3.9 million at December 31, 2004 and 2003, respectively, are included within other current assets and other current liabilities.

        During 2003, the Company purchased cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes (refer to Note 7). At December 31, 2004, the fair value of the cross currency swaps represented a payable of €143.1million (2003: €89.9 million). The cross currency swaps were recorded as a long term liability, as the maturity of the instruments matched the underlying notes. The €53.2 million loss on the cross currency swaps during 2004 was offset by the €53.2 million gain recorded on the translation of the dollar denominated debt to Euro.

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

        At December 31, 2004, the Company had recorded €0.5 million of unrealized gains (2003: €0.3 million) in accumulated other comprehensive income, as a result of the hedge contracts, which, if realized, will be recorded in cost of sales when the related sugar is utilized in 2005.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives.

        The Company maintains cash and cash equivalent balances with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company's policy to limit exposure to any one institution.

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

        Long- and short-term debt:    The carrying amounts of the Company's borrowings under its short term revolving credit arrangements approximate their fair value. The fair value of the Company's long term debt is estimated using current market prices.

        Foreign exchange contracts, interest rate swaps and options, cross currency swaps and commodity futures:    The fair values of the Company's foreign currency contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations.

        The carrying amounts and fair value of the Company's derivative financial instruments and long-term debt, at December 31, were as follows (in millions):

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate swap assets	€—	€—	€36.8	€36.8
Interest rate options	2.2	2.2	2.3	2.3
Forward foreign exchange contracts	5.2	5.2	4.9	4.9
Commodities futures contracts	0.8	0.8	0.3	0.3

Total derivative assets (current)	8.2	8.2	44.3	44.3
Total derivative assets (non-current)	36.0	36.0	—	—

Total derivative assets	€44.2	€44.2	€44.3	€44.3

Derivative liabilities:
Interest rate swap liabilities	€—	€—	€3.5	€3.5
Forward foreign exchange contracts	5.9	5.9	1.0	1.0
Foreign currency option contracts	0.3	0.3	—	—

Total derivative liabilities (current)	6.2	6.2	4.5	4.5
Cross currency swap liability (non-current)	143.1	143.1	89.9	89.9

Total derivative liabilities	€149.3	€149.3	€94.4	€94.4

Long-term debt	€1,424.6	€1,425.1	€1,598.8	€1,609.2

        The fair values of derivative financial instruments at December 31, designated as cash flow hedges were (in millions):

	2004	2003
Contracts with positive fair values:
Commodities future contracts	€0.8	€0.3
Forward foreign exchange contracts	0.3	2.6

	€1.1	€2.9

Contracts with negative fair values:
Forward foreign exchange contracts	€(3.9)	€(0.3)

	€(3.9)	€(0.3)

        The fair values of derivative financial instruments at December 31, designated as fair value hedges are (in millions):

	2004	2003
Contracts with positive fair values:
Interest rate swap assets	€35.6	€28.7
Forward foreign exchange contracts	—	0.6

	€35.6	€29.3

	2004	2003
Contracts with negative fair values:
Forward foreign exchange contracts	€(2.0)	€—

	€(2.0)	€—

        The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, are (in millions):

	2004	2003
Contracts with positive fair values:
Interest rate swap assets	€0.4	€8.1
Interest rate options	2.2	2.3
Forward foreign exchange contracts	4.9	1.7

	€7.5	€12.1

Contracts with negative fair values:
Interest rate swap	€—	€(3.5)
Foreign currency option contracts	(0.3)	—
Forward foreign exchange contracts	—	(0.7)
Cross currency swap	(143.1)	(89.9)

	€(143.4)	€(94.1)

14. Segment Information

        The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia), and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, the Russian Federation, Serbia and Montenegro, and Ukraine.

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

	2004	2003	2002
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,244.9	€2,189.5	€2,048.7
Developing	732.7	712.7	699.0
Emerging	1,224.3	1,115.3	1,091.7

	€4,201.9	€4,017.5	€3,839.4

Cash Operating Profit (COP)
Established	€368.5	€361.2	€311.4
Developing	105.0	96.6	92.4
Emerging	235.3	193.0	160.9

	708.8	650.8	564.7
Depreciation
Established	119.1	117.1	103.9
Developing	64.4	63.1	67.6
Emerging	99.9	92.7	98.7

	283.4	272.9	270.2
Impairment charges on property, plant and equipment
Established	3.6	—	—
Developing		—	—
Emerging	—	—	—

	3.6	—	—
Operating profit
Established	245.8	244.1	207.5
Developing	40.6	33.5	24.8
Emerging	135.4	100.3	62.2

	421.8	377.9	294.5

Interest expense
Established	38.9	39.5	53.1
Developing	2.3	7.8	14.9
Emerging	3.4	2.5	1.4
Corporate	87.7	78.2	61.1

	132.3	128.0	130.5
Intersegment interest expense	(65.4)	(63.3)	(60.2)

	66.9	64.7	70.3
Interest income
Established	1.2	2.0	2.1
Developing	4.3	9.9	16.2
Emerging	1.7	3.3	4.3
Corporate	64.8	59.6	47.9

	72.0	74.8	70.5
Intersegment interest income	(65.4)	(63.3)	(60.2)

	6.6	11.5	10.3
Income tax expense
Established	33.5	48.2	37.6
Developing	10.2	(1.2)	3.9
Emerging	25.9	33.7	29.7
Corporate	7.8	3.2	2.1

	77.4	83.9	73.3

Subtotal	284.1	240.8	161.2

Reconciling items:
Other expense	(8.3)	(7.1)	(4.2)
Other income	4.2	4.9	6.5
Share of income of equity method investees	5.2	4.3	4.3
Minority interests	(13.1)	(11.0)	(15.8)
Cumulative effect of accounting change for Statement No. 142, net of income taxes of €25.0 million in 2002	—	—	(94.0)

Net income	€272.1	€231.9	€58.0

Capital expenditure
Established	€108.1	€123.5	€118.2
Developing	74.9	65.7	64.3
Emerging	171.4	151.5	118.9

	€354.4	€340.7	€301.4

	2004	2003
	(In millions, as at December 31)
Total assets
Established	3,554.4	3,533.6
Developing	1,260.2	1,204.1
Emerging	1,150.2	1,035.6
Corporate / intersegment receivables	(8.1)	(39.4)

	€5,956.7	€5,733.9

15. Shareholders' Equity

Issued Capital and Additional Paid-in Capital

        On December 22, 2004, the Company's Board of Directors resolved to increase the share capital of the Company by 1,344,852 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €19.2 million. This was recorded as €0.6 million to issued capital and €18.6 million to additional paid-in capital.

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

        On August 19, 2003, the Company announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalization, we held an Extraordinary General Meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes, which were expensed in 2003.

        On October 1, 2003, the Board of Directors of the Company called a second Extraordinary General Meeting, which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. As at December 31, 2003, €472.9 million of the €473.3 million had been returned to shareholders. The capital return of €473.3 million and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the global offering of notes.

        The authorized share capital of Coca-Cola Hellenic Bottling Company S.A. was increased by €2.4 million at the 2002 Annual General Meeting of the Company through an increase of the par value of the shares from €0.30 per share to €0.31 per share, effective June 27, 2002. The increase resulted from the capitalization of retained earnings.

Retained earnings

        Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €28.0 million (2003: €25.6 million).

16. Stock Option Compensation Plans

        The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee's performance and service period. Options are granted at an exercise price of the average mid-price of the Company's shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        The Company follows Opinion No. 25 and related interpretations in accounting for its stock-based compensation plan. Under Opinion No. 25, to the extent options are granted with an exercise price less than the market price on date of grant, compensation expense is recognized over the vesting period. Compensation expense recorded for 2004 was negligible (2003: €0.2 million, 2002: €0.3 million).

        The following table summarizes information on options outstanding. The table also reflects revisions made by the Company to stock option exercise prices to reflect the impact of the re-capitalization of the Company (refer to Note 15 for further details):

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2004	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€25.06	€23.32	fully vested	—	—	—	07.11.2008	310,148
Sub Plan 2	22.71	20.97	fully vested	—	—	—	09.29.2008	20,997
Sub Plan 3	18.80	17.06	fully vested	—	—	—	12.08.2009	552,715
Sub Plan 4	16.22	14.68	fully vested	—	—	—	12.12.2010	1,774,976
Sub Plan 5	13.35	12.08	fully vested	—	—	—	06.27.2011	20,000
Sub Plan 6	16.05	14.53	fully vested	—	—	—	12.12.2011	1,118,433
2003A Plan	14.31	12.95	two-third	12.11.2005	—	—	12.10.2012	303,920
2003-2004 Plan / 2003 Grant	n/a	16.76	one-third	12.15.2005	12.15.2006	—	12.14.2013	670,833
2003-2004 Plan / 2004 Grant	n/a	18.63	none	12.03.2005	12.03.2006	12.03.2007	12.02.2014	734,850

Total								5,506,872

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2004	Weighted average exercise price 2004(1)	Number of stock options 2003	Weighted average exercise price 2003(1)	Number of stock options 2002	Weighted average exercise price 2002(1)
Outstanding on January 1	6,441,396	€15.42	5,724,958	€15.40	5,896,488	€15.40
Granted(2)	734,850	18.63	1,423,900	14.84	—	n/a
Exercised	(1,334,852)	14.39	(256,681)	13.14	—	n/a
Forfeited	(334,522)	15.85	(450,781)	14.59	(171,530)	15.50

Outstanding on December 31	5,506,872	€16.07	6,441,396	€15.42	5,724,958	€15.40

Exercisable on December 31	4,241,912	€15.65	4,826,028	€15.52	3,475,202	€16.01

(1)
Reflects adjustment in the exercise prices due to re-capitalization in 2003

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

        The following table summarizes information on SARs outstanding. The table also reflects revisions made by the Company to the SARs exercise price to reflect the impact of the re-capitalization of the Company:

	Exercise price before re-capitalization	Exercise price after re-capitalization	Vesting status 2004	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998 A	€25.06	€23.32	fully vested	—	—	—	07.11.2008	164,315
1998 B	22.71	20.97	fully vested	—	—	—	09.29.2008	421
1999	18.80	17.06	fully vested	—	—	—	12.08.2009	138,276
2000	16.22	14.68	fully vested	—	—	—	12.12.2010	151,500
2001	16.05	14.53	fully vested	—	—	—	12.12.2011	97,900
2002	14.31	12.95	two-thirds	12.11.2005	—	—	12.10.2012	19,500
2003-2004	n/a	16.76	one-third	12.15.2005	12.15.2006	—	12.14.2013	20,000
2004	n/a	18.63	none	12.03.2005	12.03.2006	12.03.2007	12.02.2014	22,150

Total								614,062

        A summary of SARS activity under all plans is as follows:

	Number of SARs 2004	Weighted average exercise price 2004(1)	Number of SARs 2003	Weighted average exercise price 2003(1)	Number of SARs 2002	Weighted average exercise price 2002(1)
Outstanding on January 1	837,907	€17.02	1,631,828	€15.30	1,304,867	€17.15
Granted	22,150	18.63	20,000	16.76	738,400	12.95
Exercised	(243,155)	15.56	—	n/a	(4,167)	14.68
Converted into stock options	—	—	(718,900)	12.95	—	n/a
Forfeited	(2,840)	16.43	(95,021)	18.14	(407,272)	16.97

Outstanding on December 31	614,062	€17.66	837,907	€17.02	1,631,828	€15.30

Exercisable on December 31	574,077	€17.69	763,674	€17.24	700,328	€17.96

(1)
Reflects adjustments in the exercise price due to re-capitalization in 2003.

        The compensation expense relating to SARs recorded for 2004 amounted to €1.2 million (2003: €0.9 million, 2002: nil).

18. Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2004	2003	2002
Numerator (euros):
Net income	€272.1	€231.9	€58.0
Denominator (number of shares):
Basic weighted average ordinary shares outstanding	237.0	236.7	236.7
Diluted effect of stock options	1.0	—	—

Diluted weighted average ordinary shares outstanding	238.0	236.7	236.7

19. Other Income

        Other income of €4.2 million in 2004 consists of €3.5 million of gains on interest rate swaps that were not eligible for hedge accounting (2003: €4.4 million and 2002: €6.5 million) and exchange gains of €0.7 million (2003: €0.5 million and 2002: nil).

20. Other Expense

        Other expense of €8.3 million in 2004 consists of exchange losses of €3.4 million and €4.9 million of losses on interest rate swaps that were not eligible for hedge accounting (in 2003, exchange losses of €1.0 million and costs associated with the capital return of €6.1 million, and in 2002, exchange losses of €1.4 million and losses on valuation of options of €2.8 million).

21. Related Party Transactions

The Coca-Cola Company

        As at December 31, 2004, The Coca-Cola Company indirectly owned 56,741,386 shares in Coca-Cola Hellenic Bottling Company S.A. This represented 23.8% (2003: 23.9%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic Bottling Company S.A. to be a "key bottler', and has entered into bottler's agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.'s countries. All the bottler's agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottler's ("SIB') agreements. The bottler's agreements for Austria, Italy (Northern and Central), Greece, Republic of Ireland and Northern Ireland are The Coca-Cola Company's standard European Union SIB agreements and differ from the SIB agreements for the other countries only to the extent necessary to comply with European Union legislation. The terms of the bottler's agreements grant Coca-Cola Hellenic Bottling Company S.A.'s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company is obliged to purchase all its requirements for concentrate for The Coca-Cola Company's beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company's discretion, until 2023.

        The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.'s countries. The Coca-Cola Company has authorized

Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

        Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €907.4 million, €904.3 million and €836.2 million for the years ended December 31, 2004, 2003 and 2002 respectively.

        The Coca-Cola Company makes discretionary marketing contributions to Coca-Cola Hellenic Bottling Company S.A.'s operating subsidiaries. The participation in shared marketing agreements is at The Coca-Cola Company's discretion and, where cooperative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programs to promote The Coca-Cola Company's beverages. Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €47.0 million, €41.2 million and €72.6 million for the years ended December 31, 2004, 2003 and 2002 respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2004, such contributions totaled €21.1 million as compared to €19.0 million and €30.4 million in 2003 and 2002, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2004, these contributions totaled €25.9 million, compared with €22.2 million and €42.2 million in 2003 and 2002, respectively. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company's discretion, will not necessarily be the same from year to year.

        In addition, support payments received from The Coca-Cola Company for the placement of cold drink equipment was €15.0 million, €22.5 million and €18.3 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company purchased €0.8 million of fixed assets from The Coca-Cola Company in the year ended December 31, 2004 (2002: €1.0 million). No fixed assets were purchased in the year ended December 31, 2003.

        During the year, the Company sold €8.4 million of finished goods and raw materials to The Coca-Cola Company (2003: €7.0 million, 2002: €21.3 million).

        Other income primarily comprises rent, facility and other costs of €1.7 million (2003:€6.8 million, 2002: €2.0 million) and in 2003 a toll filling relationship in Hungary of €4.9 million (2004 and 2002, nil). Other expenses relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €4.2 million (2003: €14.6 million, 2002: €1.8 million). With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

        On January 2, 2002, Coca-Cola Hellenic Bottling Company S.A. completed the purchase of the bottling operations in the Baltic States of Estonia, Latvia and Lithuania for a consideration of €7.2 million in loan notes. In August 2002, this balance plus debt assumed from The Coca-Cola Company on acquisition and the outstanding loan balance originating from the acquisition of bottling operations in the Russian Federation in 2001, was repaid in full. Interest expense included interest paid to The Coca-Cola Company amounting to €3.5 million for the year ended December 31, 2002 and €

0.5 million for the year ended December 31, 2001. There was no interest payable in respect of the years ended 2003 and 2004.

        In 2004, the Company sold trademarks to The Coca-Cola Company for €11.2 million. Of this, €8.6 million related to the sale of Gotalka water brands, and the remainder to the sale of the Bosnian water brand, "Olimpija". As at December 31, 2004, the €2.6 million payment for the Olimpija brand was still outstanding. In 2003, the Company received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the water brand trademark "Dorna". The remainder related to the sale of the water brand trademark "Naturaqua" in 2002. The consideration received for "Naturaqua" has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied.

        At December 31, 2004, the Company had a total of €45.1 million (2003: €49.3 million and 2002: €68.1 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €69.3 million (2003: €68.4 million and 2002: €75.2 million).

Beverage Partners Worldwide

        Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €27.8 million, €21.4 million and €14.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, the Company was owed €2.0 million (2003: €1.2 million) and owed €1.2 million (2003: €0.1 million).

The Kar-Tess Group

        The Kar-Tess Group owned 71,848,182 shares in Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2004. This represented 30.2% (2003: 30.3%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A.. At December 31, 2002 the shareholding was 94,167,568 shares (a 39.8% holding). This was reduced by the transfer on November 18, 2003 of shares from Kar-Tess Holding S.A. (a member of The Kar-Tess Group) to individuals and entities who were either shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them. The Kar-Tess Group owns 44.1% of Frigoglass S.A. (see below)

Frigoglass S.A.

        Frigoglass S.A. is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has an 18.0% effective interest, through its investment in Nigerian Bottling Company plc. The Kar-Tess Group is a major shareholder of Frigoglass S.A. (see above).

        Under the terms of a supply agreement entered into in 1999, and extended in 2004 on substantially similar terms, the Company is obliged to obtain at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for coolers glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The current agreement expires on December 31, 2008. Coca-Cola Hellenic Bottling Company has the status of most favored customer of Frigoglass, on a non-exclusive basis.

        Purchases from Frigoglass S.A. and its subsidiaries amounted to €165.1 million, €155.6 million and €131.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2004, the Company owed €17.6 million (2003: €9.5 million) and was owed €0.7 million (2003: €0.3 million).

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to the Company by way of common directors where significant influence exists. During 2004, our Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totaling €6.8 million (2003: €18.3 million, 2002: €24.0 million) and incurred rental expenses of €0.9 million (2003: €1.0 million, 2002: €1.0 million). At December 31, 2004, the Company owed €0.8 million (2003: €0.9 million) and was owed €0.1 million (2003: €0.1 million).

Plias S.A.

        Plias S.A. is related to the Company by way of some common shareholdings. During the year, the Company sold €3.8 million (2003: €14.9 million, 2002: €12.2 million) of finished goods to Plias S.A. and its subsidiaries and purchased €2.3 million of fixed assets (2003: €1.1 million, 2002: nil), from Plias S.A. The Company received contributions of €0.8 million towards marketing activities in 2002. No such contributions were received in 2004 or 2003. At December 31, 2004, Plias S.A. and its subsidiaries owed €11.3 million to the Company (2003: €6.3 million) and was owed €5.7 million (2003: nil).

        On December 30, 2003, Coca-Cola Hellenic Bottling Company S.A. completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. (refer to Note 2). Cash consideration of €6.2 million was paid to Plias S.A. in December 2003.

Other Coca-Cola bottlers

        In 2004, the Company purchased €1.6 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence (2003: €1.1 million, 2002: €3.0 million). At December 31, 2004, the Company owed €0.1 million (2003: €0.2 million) and was owed nothing (2003: €0.3 million)

Brewinvest S.A.

        The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. During the year, the Company sold €0.2 million (2003: €0.4 million, 2002: nil) packaging materials and purchased €11.3 million (2003: €5.7 million, 2002: €3.9 million) of finished goods.

22. Subsequent Events Occurring Prior to the Date of Audit Report

        On March 15, 2005, the Company announced its intention to acquire the Serbian mineral water company, Vlasinka d.o.o., jointly with The Coca-Cola Company. The acquisition was completed on April 14, 2005. The acquisition included a production facility at Surdulica in Southern Serbia and the mineral water brand "Rosa". Total consideration for the acquisition was €21.8 million (excluding acquisition and other costs), of which the Company's share is €10.9 million.

        On March 31, 2005, the Company announced that it had reached an agreement to acquire Multon group, a leading juice producer, in a joint acquisition with The Coca-Cola Company. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands "Rich", "Nico" and "Dobry". Total consideration for the acquisition will be $468.4 million (excluding acquisition costs), plus the assumption of debt $32.7 million. The Company's share of the purchase price and debt is $250.5 million. The acquisition was completed on April 20, 2005.

        On April 4, 2005, the Company announced its intention to acquire the Bulgarian mineral water company, Bottling Company Mineral Waters—Bankya—EOOD, jointly with The Coca-Cola Company.

23. Subsequent Events (Unaudited) Occurring After the Date of Audit Report

        On June 2, 2005, the Company completed the acquisition of the Bulgarian mineral water company, Bottling Company Mineral Waters—Bankya—EOOD. The acquisition includes production facilities located just outside of Sofia and the mineral water brand "Bankia". Cash consideration for the acquisition was €10.7 million, with the assumption of debt of an additional €2.1 million.

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
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Income
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Shareholders' Equity
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Shareholders' Equity (Continued)
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Cash Flows
Coca-Cola Hellenic Bottling Company S.A. Notes to Consolidated Financial Statements