Form 20-F
period 2005-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2006-06-30
CIK 1190713

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT ON FORM 20-F

(Mark One)

☐                                   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐                                   SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 1-31466

COCA-COLA EΛΛHNIKH ETAIPEIA

EMΦIAΛΩΣΕΩΣ ΑΝΩΝΥΜΟΣ ETAIPEIA

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2005, the close of the period covered by the annual report:

240,692,002 ordinary shares of nominal value €0.50 per ordinary share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, “Risk Factors”, Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects”. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, “Risk Factors” included elsewhere in this annual report.

We believe that, as of the date of this annual report, these forward-looking statements are reasonable. However, we cannot assure you that our future results, level of activity, performance or achievements will meet the expectations reflected in the forward-looking statements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or for changes in our expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“United States”), or US GAAP. This annual report includes our audited consolidated balance sheets as at December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005.

In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, Greek legislation has provided that Greek publicly-traded companies prepare their statutory financial statements in accordance with IFRS, with effect from January 1, 2005.

In this annual report, references to “euro” and “€” are to the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its lawful currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = 340.75 Greek drachmas. Austria, the Republic of Ireland and Italy, three other countries in the European Union in which we operate, have also adopted the euro as their lawful currency. In February 2002, the euro became the exclusive currency in these countries. Montenegro has also adopted the euro as its lawful currency.

All references to “$” and “dollars” are to the lawful currency of the United States. You should read Item 3A, “Key Information—Selected Financial Data—Exchange rate information” for historical information regarding the exchange rates between the euro and the US dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, the translations of euro into US dollars have been made at a rate of €1.00 = $1.2587, being the exchange rate between the euro and the US dollar as of June 12, 2006.

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in our industry. Sales volume information presented in this annual report does not form part of our audited consolidated financial statements and has not been audited.

Unless otherwise indicated, any statements included in this annual report regarding our competitive position are based on information obtained from CANADEAN. In particular, see Item 4B, “Information on the Company—Business Overview—Our operations”.

PART I

ITEM 1                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

A. Selected Financial Data

The summary financial information set forth below for the five year period ended December 31, 2005 has been derived from our audited consolidated financial statements prepared in accordance with US GAAP. Our consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, are included elsewhere in this annual report.

We define cash operating profit, or COP, as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairments of property, plant and equipment and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

You should read the following summary financial information together with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2005(1)	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

(amounts in millions of euro or dollars, as indicated, except for sales volume data in units, per share data in euro or dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$5,832.7	€4,633.9	€4,201.9	€4,017.5	€3,839.4	€3,398.1
Cost of goods sold	(3,461.3)	(2,749.9)	(2,500.9)	(2,443.6)	(2,366.4)	(2,083.9)
Gross profit	2,371.4	1,884.0	1,701.0	1,573.9	1,473.0	1,314.2
Selling, delivery and administrative expenses	(1,804.1)	(1,433.3)	(1,279.2)	(1,196.0)	(1,178.5)	(1,074.7)
Amortization of indefinite-lived intangible assets(2)	—	—	—	—	—	(77.8)
Operating profit	567.3	450.7	421.8	377.9	294.5	161.7
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	—	—	—	(94.0)	—
Net income	376.2	298.9	272.1	231.9	58.0	52.2
Cash flow data:
Net cash provided by operating activities	686.2	545.2	489.7	579.4	350.8	406.0
Net cash used in investing activities	(715.4)	(568.4)	(321.7)	(409.2)	(471.8)	(303.2)
Net cash (used in) provided by financing activities	198.9	158.0	(174.0)	(227.7)	92.1	(102.8)
Balance sheet data:
Franchise rights, net	$2,512.9	€1,996.4	€1,987.4	€1,948.4	€2,017.4	€2,108.5
Share capital	151.4	120.3	119.1	118.5	73.4	71.0
Total assets	8,442.0	6,706.9	5,956.7	5,733.9	5,894.9	6,038.4
Net assets	3,679.6	2,923.3	2,561.0	2,256.3	2,713.2	2,787.2
Long-term debt, less current portion	1,609.1	1,278.4	1,424.6	1,302.9	950.9	1,184.2
Share and per share data:
Average ordinary shares outstanding	238,326,756	238,326,756	236,958,191	236,674,925	236,668,596	236,668,596
Net income per ordinary share: basic	$1.57	€1.25	€1.15	€0.98	€0.25	€0.22
Net income per ordinary share: diluted	1.57	1.25	1.14	0.98	0.25	0.22
Cash dividends proposed per ordinary share(3)	0.38	0.30	0.28	0.20	0.19	0.18
Capital return declared per ordinary share(4)	—	—	—	2.00	—	—
Other operating data:
Unit cases volume	1,539.1	1,539.1	1,404.0	1,349.5	1,256.2	1,043.4
Cash operating profit (COP)	$953.6	€757.6	€708.8	€650.8	€564.7	€476.3
Ratio of earnings to fixed charges	8.2	6.5	5.6	5.4	3.9	2.0
Reconciliation of net income to cash operating profit:
Net income	376.2	298.9	272.1	231.9	58.0	52.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	—	—	—	94.0	—
Minority interests	13.2	10.5	13.1	11.0	15.8	15.4
Share of (income) loss of equity method investees	(30.1)	(23.9)	(5.2)	(4.3)	(4.3)	1.6
Income tax expense	140.7	111.8	77.4	83.9	73.3	18.2
Other expenses	3.8	3.0	8.3	7.1	4.2	6.4
Other income	(3.1)	(2.5)	(4.2)	(4.9)	(6.5)	(0.2)
Interest income	(4.1)	(3.3)	(6.6)	(11.5)	(10.3)	(9.2)
Interest expense	70.7	56.2	66.9	64.7	70.3	77.3
Operating profit	$567.3	€450.7	€421.8	€377.9	€294.5	€161.7
Plus:
Amortization of intangible assets(2)	0.3	0.2	—	—	—	77.8
Depreciation of property, plant and equipment	384.9	305.8	283.4	272.9	270.2	236.8
Impairment of property, plant and equipment	1.1	0.9	3.6	—	—	—
Cash operating profit (COP)	$953.6	€757.6	€708.8	€650.8	€564.7	€476.3

(1)             Convenience translation figures are translated at the June 12, 2006 noon buying rate for euro of €1.00 = $1.2587. The translation to US dollars has been provided solely for the purposes of convenience, and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)             During the year ended December 31, 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets and ceased amortization of goodwill and other indefinite-lived intangible assets. Amortization of indefinite-lived intangible assets for the year ended December 31, 2001 was €77.8 million.

(3)             The proposed dividends for the years ended December 31, 2001 to December 31, 2005 were declared and paid in the subsequent year.

(4)             On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003, with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

Exchange rate information

The table below shows the low, high, average and period-end noon buying rates for the years 2001 to 2005 in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2001	0.84	0.95	0.89	0.89
2002	0.86	1.05	0.95	1.05
2003	1.04	1.26	1.13	1.26
2004	1.18	1.36	1.24	1.35
2005	1.17	1.35	1.24	1.18

The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

Month	Low	High	Average	End of Period
December 2005	1.17	1.20	1.19	1.18
January 2006	1.20	1.23	1.21	1.22
February 2006	1.19	1.21	1.19	1.19
March 2006	1.19	1.22	1.20	1.21
April 2006	1.21	1.26	1.23	1.26
May 2006	1.26	1.29	1.28	1.28
June 2006 (through June 12, 2006)	1.26	1.30	1.28	1.26

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

We are required by Greek law to convene our annual general meeting within six months after the end of our fiscal year for our shareholders to approve our financial statements and the distribution of a dividend for the previous fiscal year. We are required to commence payment of any dividend approved for distribution to our shareholders within seven working days of the record date for the payment of dividends, as determined and published by our company. You should read Item 10B, “Additional Information—Memorandum and Articles of Association—Dividends” for additional information on the requirements of Greek law and our articles of association for the allocation of dividends.

As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate for our dividend policy to also evolve for the benefit of our shareholders. Consequently, we declared a dividend for 2005 of €0.30 per share, a 7.1% increase over the dividends declared in respect of 2004. We will seek to maintain dividends within a pay-out ratio of 20-30% of income with at least a 5% per annum dividend per share increase

The following table shows the amounts paid to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Total(1)
Year	€	$(2)	€	$(2)
			(in millions)
2001	0.18	0.23	42.6	53.6
2002	0.19	0.24	45.0	56.6
2003	0.20	0.25	47.4	59.7
2004	0.28	0.35	66.7	84.0
2005	0.30	0.38	72.2	90.9

(1)          Based on the actual number of ordinary shares in issue as of the dividend record date.

(2)          The US dollar amounts are based on the noon buying rate for euro on June 12, 2006, which was €1.00 = $1.2587.

In December 2003, we made a capital return payment to our shareholders of €2.00 per ordinary share as part of a leveraged re-capitalization. For additional information on the leveraged re-capitalization see “Selected Financial Data” above, as well as Item 5, “Operating and Financial Review and Prospects—Major recent transactions”.

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

Our bottler’s agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 93% of our total sales volume in 2005. We produce, sell and distribute The Coca-Cola Company’s trademarked beverages pursuant to standard bottler’s agreements with The Coca-Cola Company covering each of our territories. The bottler’s agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

We enter into bottler’s agreements with The Coca-Cola Company for each of our territories. Each of our bottler’s agreements has a fixed initial term. These agreements, the terms of which were extended with effect as from January 1, 2004 and all of which expire in December 2013, may be renewed, at The Coca-Cola Company’s discretion, until 2023. The bottler’s agreement for our newly acquired subsidiary in Cyprus has been extended by The Coca-Cola Company until March 2008 and we are currently negotiating with The Coca-Cola Company in order to obtain a bottler’s agreement for that territory with the same terms (including duration) as those that apply in our other territories. Accordingly, our business is dependent on The Coca-Cola Company’s willingness to renew our bottler’s agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottler’s agreements upon the occurrence of certain events. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company” for a description of the circumstances under which The Coca-Cola Company may terminate its bottler’s agreements with us. If The Coca-Cola Company exercises its right to terminate the bottler’s agreements upon the occurrence of certain events, or, if upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our sales will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottler’s agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottler’s agreements in a manner that would make it difficult for us to achieve our financial goals.

Our bottler’s agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our nine countries that entered the European Union in 2004 in order to bring concentrate prices in those countries in line with the rest of the European Union. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottler’s agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in some of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

We cannot assure that The Coca-Cola Company’s objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottler’s agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

The Kar-Tess Group currently owns approximately 29.9% and The Coca-Cola Company currently indirectly owns approximately 23.6% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders’ agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders’ agreement at over 50% of our outstanding share capital and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22%. Under their shareholders’ agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, based on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders’ agreement prior to December 2008. However, at any time the parties may agree to terminate the shareholders’ agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2008, the shareholders’ agreement will remain in force unless terminated by either group of parties on three months’ written notice.

These arrangements give The Kar-Tess Group and The Coca-Cola Company significant influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” for a description of the shareholders’ agreement and Item 10B, “Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval” for additional information on the matters requiring extraordinary quorum and supermajority approval.

The interests of The Kar-Tess Group and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, The Kar-Tess Group and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and The Kar-Tess Group or which would benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, “Major Shareholders and Related Party Transactions” for additional information on our relationship with The Kar-Tess Group and The Coca-Cola Company and Item 10B, “Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval” for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

Our success depends in part on The Coca-Cola Company’s success in marketing and product development activities.

We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company’s consumer marketing activities, including The Coca-Cola Company’s discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company’s product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-carbonated soft drink, or non-CSD products, these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would, in turn, lead to a decline in our share of the non-alcoholic beverages market and sales volume and adversely affect our growth prospects.

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

Another trend adversely affecting growth in CSD consumption in our established countries is the increased consumer focus on well-being, health and fitness. Some consumers perceive non-CSD beverages such as juices, waters, sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of these alternative beverages is growing at a faster rate than consumption of CSDs. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could harm prospects for future profitable growth in the CSD category.

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

While our emerging and developing countries are in the process of transition to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in our established countries. As a result, in these countries we are exposed to regulatory uncertainty in areas such as customs duties for concentrate, which could increase our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

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

While economic and financial conditions in the Russian Federation and in most of our emerging countries have significantly improved in recent years, these Eastern European countries are still characterized by economic uncertainty. In recent years, Nigeria has faced political, social and economic unrest, including prolonged strikes and several fuel shortages, which all together adversely affected our sales volume in that country. In addition, certain of our developing countries, despite their recent entry into the European Union and macro-economic improvement, continue to remain subject to economic volatility from time to time.

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

Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the European Union, is also subject to EU competition law. The admission in 2004 to the European Union of eight of our Central and Eastern European countries in which we operate at the time and the recent acquisition of operations in Cyprus, has increased the impact of EU competition law on our business.

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002, which imposed a fine on us for certain discount and rebate practices and required changes with respect to placing coolers in certain locations and lending them free of charge. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 on the Company per day for failure to comply with its decision of January 25, 2002. The Greek Competition Authority imposed such penalty for the period from February 1, 2002 to February 16, 2006, which amounts in total to approximately €8.7 million. We believe we have substantial legal and factual defenses to the Authority’s decision and we intend to appeal it to the competent Greek courts. You should read Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information.

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

The contamination or deterioration of our products, whether actual or alleged, deliberate or accidental, could harm our reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including rebduring the production and delivery of raw materials, the bottling and packaging of our products, the stocking and delivery of our products to retailers and wholesalers and the storage and shelving of our products at the final points of sale. Any such contamination or deterioration could result in a recall of our products and/or criminal or civil liability and restrict our ability to sell our products which, in turn, could have a material adverse effect on our business and prospects. These events, including incidents involving other bottlers of The Coca-Cola Company’s products, could also adversely impact our competitiveness and revenues by harming the reputation of The Coca-Cola Company’s brands.

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

Price increases and shortages of raw materials and packaging materials could adversely affect our results of operations.

Our results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, glass, labels, plastic resin, closures, plastic crates, aluminum, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of our operating companies. Changes in global supply and demand and market fluctuations may substantially affect the price of packaging materials and can also, along with weather conditions, government controls, exchange rates, currency controls and other factors, affect the price of our raw materials. To some extent, derivative financial instruments and supply agreements can protect against increases in raw materials and commodities costs, but they do not provide complete protection over the longer term. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers.

A sustained interruption in the supply of such materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4B, “Information on the Company—Business Overview—Raw materials” and Item 5, “Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs” for additional information on our procurement of packaging and raw materials and the cost of raw materials.

Fluctuations in exchange rates may adversely affect the results of our operations and financial condition.

We derive a portion of our revenues from countries that have functional currencies other than our reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impact our income statement and balance sheet when results are translated into euro. If the euro appreciates in relation to these currencies, the euro value of the contribution of these operating companies to our consolidated results and financial position would decrease.

We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of, among other things, concentrate, which amounted to €905.5 million in 2005, are priced predominantly in euro and US dollars, while we sell our products in countries other than Austria, Greece, Italy, Montenegro and the Republic of Ireland in local currencies. We cannot assure that we will be able to hedge against the long-term effects of this foreign exchange exposure. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

The currencies of Nigeria, the Russian Federation, Romania, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 33.0% of our net sales revenue in 2005. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to transfer the profits that we earn out of these countries.

Our operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause us to incur liabilities or additional costs or limit our business activities.

Our production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labor, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of our products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. You should read Item 4B, “Information on the Company—Business Overview—Regulation” for additional information on the regulations to which we are subject.

Some environmental laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material. A number of governmental authorities in the countries in which we operate have considered or are expected to consider and in some of our countries, particularly member states of the European Union, have already adopted legislation aimed at reducing the amount of discarded waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or otherwise adversely impact our business and prospects. For additional information, see Item 4B, “Information on the Company—Business Overview—Environmental matters”.

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

The enlargement of the European Union in 2004 has resulted in the application in all but one of our developing countries of European Union labor, tax, accounting and environmental regulations, which could lead to an increase in our compliance costs and make compliance more complicated, at least in the short-term.

If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

Under our bottler’s agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company’s trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, the Russian Federation and Belarus have in the past five years challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian, Belarusian, Polish and Russian customs authorities have since conceded that the current classification is accurate. However, there are still other similar cases pending before Romanian courts, some of which have ruled against our position. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information on these disputes.

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

The Kar-Tess Group and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding at over 50% and The Coca-Cola Company Entities have agreed with The Kar-Tess Group to maintain its shareholding at no less than 22% of our outstanding share capital, during the term of their shareholders’ agreement. The current term of the shareholders’ agreement expires in December 2008, after which either group of parties may terminate it on three months’ written notice. However, The Kar-Tess Group and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders’ agreement. Under their shareholders’ agreement, each of The Kar-Tess Group (on the one hand) or The Coca-Cola Company Entities (on the other) may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by The Kar-Tess Group or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

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

The principal trading market for our ordinary shares is the Athens Stock Exchange, or the ATHEX. The ATHEX may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2005, the average daily trading volume on the ATHEX was approximately €210.0 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €4.6 million. By comparison, in 2004, the average daily trading volume on the ATHEX was approximately €140.8 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €3.6 million.

In addition, stock markets in general, including the ATHEX, can be highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9A, “The Offer and Listing—Offer and Listing Details” for additional information on the ATHEX.

Greek corporate law and our articles of association may not grant you certain of the rights and protections generally afforded to shareholders of US companies under US federal and state laws.

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

For additional information on these and other aspects of Greek corporate law and our articles of association, you should read Item 9C, “The Offer and Listing—Markets—Market regulation,” Item 10A, “Additional Information—Share Capital” and Item 10B, “Additional Information—Memorandum and Articles of Association”. As a result of these differences between Greek corporate law and our articles of association, on the one hand, and US federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a US company.

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

ITEM 4                   INFORMATION ON THE COMPANY

A. History and Development of the Company

We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. Hellenic Bottling Company S.A.’s shares were listed on the Athens Stock Exchange in July 1991 and it became one of the largest non-financial companies listed in Greece. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

Hellenic Bottling Company S.A.’s original territory was Greece, where The Coca-Cola Company granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to the acquisition of Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, the Former Yugoslav Republic of Macedonia (through an equity investment), Serbia, Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Romania, Moldova and part of the Russian Federation (through an equity investment).

In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of The Coca-Cola Company, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. These territories consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of The Coca-Cola Company. As a result, immediately prior to its acquisition by Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc’s acquisition by Hellenic Bottling Company S.A., The Coca-Cola Company held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group, which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The remainder of Coca-Cola Beverages plc’s shares was publicly held.

Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of The Coca-Cola Company in the world at that time, based on sales volume. We retained our headquarters in Athens and our shares were listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges.

On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited, and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiary of Star Bottling Limited is LLC Coca-Cola HBC Eurasia following the merger of LLC Coca-Cola Vladivostok Bottlers in 2005. In addition, on the same date we also purchased The Coca-Cola Company’s 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. As a result of this acquisition, we gained the exclusive rights to sell and distribute products of The Coca-Cola Company in all of the Russian Federation. On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

On April 5, 2006, we acquired control of Lanitis Bros Public Limited, the exclusive bottler of The Coca-Cola Company products in Cyprus, following successful completion of a tender offer for its publicly listed shares. Lanitis Bros Public Limited is also a leading producer and distributor of juice and dairy products in Cyprus. As at April 5, 2006, a total of 238,559,665 shares or approximately 95.43% of Lanitis Bros Public Limited outstanding share capital had been acquired. The total consideration paid for these shares was €71.5 million. Lanitis Bros Public Limited has been delisted from the Cyprus Stock Exchange, and we intend to acquire the remaining shares.

We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing has increased our visibility to the international investment community and enhanced our comparability with our international peer group.

Since 2002, we have expanded our presence in the non-CSD category. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004), and we developed the NaturAqua mineral water brand in Hungary. We acquired jointly with The Coca-Cola Company, Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania’s premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon group, a leading Russian fruit juice producer (April 2005), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005) and Fresh & Co., a leading juice company in Serbia (March 2006). Lanitis Bros Public Limited, which was acquired by us in April 2006, also has a significant juice and dairy business in addition to its CSD business. In February 2006, we agreed to acquire jointly with The Coca-Cola Company the Traficante group, an Italian mineral water company. We have received regulatory approval for this transaction and we intend to close the acquisition in the first half of July 2006.

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

B. Business Overview

Overview

Our business and our products

Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of more than 540 million people (including our equity investment in Brewinvest S.A.). In 2005, we sold approximately 1.5 billion unit cases, generating net sales revenue of €4.6 billion.

Our products include carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2005, CSDs accounted for 74% and non-CSDs accounted for 26% of our sales volume, as compared, respectively, to 78% and 22% in 2004 and 81% and 19% in 2003. We offer our products in a range of flavors and package combinations which vary from country to country.

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

Under our bottler’s agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 93% of our total sales volume in 2005, with sales of products under the Coca-Cola brand, the world’s most recognized brand, representing approximately 40% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite and Coca-Cola light (which we sell in some of our countries under the diet Coke trademark). Our core brands together accounted for approximately 66% of our total sales volume in 2005. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

We group our countries into three segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three segments are as follows:

•       Established Countries, which are Italy (Northern and Central), Greece, Austria, Switzerland, the Republic of Ireland, Northern Ireland and Cyprus.

•       Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia.

•       Emerging Countries, which are the Russian Federation, Nigeria, Romania, Ukraine, Serbia, Montenegro (which seceded from Serbia and Montenegro in May 2006 following a referendum in Montenegro), Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

Our strengths

World’s leading brands

We produce, sell and distribute Coca-Cola, the world’s leading brand of non-alcoholic beverages in terms of sales volume and the world’s most recognized brand. The other brands licensed to us by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world’s five best selling non-alcoholic beverages in terms of sales volume.

Substantial scale benefits

We are the second largest bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and market capitalization, operating in 28 countries with a total population of over

540 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

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

Significant markets with high growth potential

We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2005, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 91.4 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who consume more CSDs. However, many of our developing and emerging countries are subject to economic and political volatility that may limit our ability to achieve growth in such countries.

Modern business infrastructure

Since 2001, we have invested in excess of €1.7 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Our strategy

Our strategic objective is to maximize shareholder value over time. Our management also uses four key measures to evaluate our performance: profitable volume growth, growth in operating profit, growth in COP, and return on invested capital, or ROIC.

In order to achieve this objective we have set the following six main priorities:

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

Building capabilities

Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 42,000 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees’ incentives with the achievement of our financial objectives and the creation of shareholder value.

Operating across 28 countries has taught us that our local employees are in the best position to evaluate the particular circumstances of each market category and address its specific needs. Accordingly, throughout our operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including our country and local managers. We believe that this fosters a high degree of innovation and responsiveness to our customers.

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

Broadening our product range

Consumer preferences and demands are constantly evolving throughout our markets. In order to satisfy these demands, we continuously build on our strong family of brands by introducing new flavors and packages for our existing brands, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, particularly non-CSD categories such as waters, juices, energy and sports beverages and other ready-to-drink beverages such as teas and coffees, we plan to launch new products developed by The Coca-Cola Company and to acquire or develop new local products to offer consumers more choice. In recent years, for instance, we acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004), and we developed the NaturAqua mineral water brand in Hungary. We acquired jointly with The Coca-Cola Company Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania’s premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon group, a leading Russian fruit juice producer (April 2005), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005) and Fresh & Co., a leading juice company in Serbia (March 2006). Lanitis Bros Public Limited, which was acquired by us in April 2006, also has a significant juice and dairy business in addition to its CSD business. In February 2006, we agreed to acquire jointly with The Coca-Cola Company the Traficante group, an Italian mineral water company. We have received regulatory approval for this transaction and we intend to close the acquisition in the first half of July 2006.

Improving efficiency and optimizing use of capital

We have benefited in several ways from the increase in the size of our company over the past six years:

•       By centralizing our procurement function, we have been able to reduce our costs of raw materials and packaging.

•       By implementing best practices across the company, we have been able to improve our sales and distribution systems.

We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. We also intend to continue to modernize our production and distribution infrastructure and invest in advanced IT systems to enhance productivity.

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

In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices and our mineral water, Avra, in Greece, our Römerquelle mineral water in Austria, our Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland and our Lanitis juices in Cyprus. In Cyprus, we also produce, distribute and market our Lanitis dairy products. We also distribute certain CSD and non-CSD products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

In 2005, CSD beverages of The Coca-Cola Company accounted for 74% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 19%, and other beverages, principally our Amita juices and Avra, Deep River Rock and Römerquelle waters, accounted for approximately 7%. The following table sets forth our top five brands in 2005 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2005 as a percentage of total sales volume
Coca-Cola	40
Fanta	13
Sprite	7
Coca-Cola light	6
Bonaqua / Bonaqa	6
72

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

Products licensed by The Coca-Cola Company (CSDs)	Products licensed by The Coca-Cola Company (Non-CSDs)	Products licensed by others	Our own products	Third-party products distributed by us
Coca-Cola / Coke	Bankia	Almdudler	Amita	Granini
Coca-Cola light / Coke light	Bistra	Black Ice Coffee(1)	Avra	Guinness(5)
diet Coke	Bonaqa / Bonaqua	Dr. Pepper(2)	Deep River Rock	Heineken(5)
Cherry Coca-Cola	BPM	Nestea(1)	Fruice	Sió
Coca-Cola light with lemon	Burn	Nescafé Xpress(1)	Frulite	Vittel
diet Coke with lemon	Cappy	Schweppes(2)	Lanitis Juice
Vanilla Coke	Cristalina	Tuborg Soda and	Lanitis Milk
Fanta	Dobry	Tonic Water(3)	Lyttos
Fanta light	Dorna	Valvert(4)	Markusquelle
Sprite	Eva		Next(6)
Sprite light	Five Alive		Römerquelle
Sprite Zero	Izvorul Alb		Su-Voce(6)
Ali	Kropla Beskidu		Tanora
Cappy Sprizz	Matúšov Prameð		Zelita
Fresca	Mickey’s Adventure
Frisco	Minute Maid
Fruktime	Multivita
Frutina	NaturAqua
Kinley	Nico
Krest	Oasis
Lift	Olimpija
Lifter	Poiana Negri
Lilt	PowerAde
Limca	Rich
Linnuse	Rosa
Mezzo Mix	Valser
Pilskalina

(1)           We produce, sell and distribute Black Ice Coffee, Nestea and Nescafé Xpress under a license from Beverage Partners Worldwide.

(2)           We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(3)           We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(4)           We produce, sell and distribute Valvert under a license from Nestlé S.A.

(5)           We distribute Guinness in the south-west region of the Republic of Ireland and Heineken in Cyprus, the south-west region of the Republic of Ireland, Bulgaria and the Former Yugoslav Republic of Macedonia.

(6)           This brand is owned by Fresh & Co, a juice company in Serbia which we purchased jointly with The Coca-Cola Company in March 2006.

Our operations

Our territories encompass whole countries, except Italy, where our territory encompasses the northern and central parts of the country, and Northern Ireland, the only region of the United Kingdom in which we operate.

The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2005.

	Our CSD servings per capita in 2005(1)	Total CSD servings per capita in 2005(1)(2)	Our CSD category share in 2005 (%)(2)	Our total (CSD and non-CSD) volume (million unit cases) in 2005(3)	Country (or, if different, territory) population (million) in 2005	GDP per capita ($) in 2005(4)
Established:
Italy (Northern and Central)	104.1	218.0	47.8	180.0	38.7	29,415
Greece	181.7	223.4	81.3	142.2	11.0	19,773
Austria	149.1	359.4	41.5	85.8	8.2	37,696
Switzerland	154.1	318.0	48.4	74.9	7.4	49,554
The Republic of Ireland and Northern Ireland	245.3	407.0	60.1	70.6	5.9	44,071
Established countries(5)	138.2	261.2	53.3	553.5	71.2	32,186
Developing:
Poland	59.0	183.0	32.2	118.7	38.1	7,898
Hungary	124.0	262.4	47.3	74.7	10.0	11,070
Czech Republic	72.6	542.6	13.4	44.9	10.2	12,137
Croatia	107.3	159.6	67.2	25.4	4.6	8,130
Slovakia	53.2	317.9	16.7	17.4	5.4	8,648
Lithuania	46.2	167.3	27.6	7.6	3.4	7,235
Latvia	57.0	132.3	43.1	6.8	2.3	6,174
Estonia	82.1	155.6	52.8	5.6	1.3	9,692
Slovenia	51.4	153.2	33.6	4.4	2.0	17,450
Developing countries(5)	71.2	245.3	33.2	305.5	77.3	9,131
Emerging:
Russian Federation	27.7	143.0	19.4	260.1	143.4	5,190
Nigeria	21.0	38.5	54.6	143.6	139.8	690
Romania	88.8	191.7	46.3	123.5	21.6	4,282
Ukraine	21.4	125.3	17.1	60.9	46.7	1,769
Bulgaria	96.3	269.7	35.7	41.3	7.7	3,379
Serbia and Montenegro	81.4	175.9	46.3	39.5	10.5	2,438
Belarus	25.1	107.0	23.4	13.5	9.9	2,939
Bosnia and Herzegovina	68.7	123.7	55.5	12.5	3.9	2,282
Former Yugoslav Republic of Macedonia	89.2	201.0	44.4	8.3	2.0	2,750
Armenia	33.6	74.4	45.1	4.2	3.0	1,667
Moldova	8.2	40.5	20.2	1.8	3.4	912
Emerging countries(5)	31.3	107.4	35.0	709.2	391.9	2,855
All countries (pro forma)(5)	51.1	147.4	37.2	1,568.2	540.4	7,617
Plus: Exports				9.9
Less: Brewinvest S.A.(6)				(8.3)
Less: Multon group(7)				(30.7)
All countries (reported)				1,539.1

Sources: Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria and Armenia, for which such information cannot be obtained from CANADEAN. In addition, the following adjustments have been made to category share numbers:

•       Our CSD category share in Greece consists of our 77% share relating to products of The Coca-Cola Company and our 4.3% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from CANADEAN.

•       The CANADEAN CSD data for Switzerland does not currently include our product, Ali. Incorporating the effect of Ali, based on our internal estimates, in both category share and total CSD balances, increases our category share from 48.1% to 48.4%.

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

(1)          Per capita consumption is defined as the average number of eight US fluid ounce servings consumed per person per year in a specific market. We have calculated per capita consumption of our CSD products in each country by multiplying our CSD category share obtained from CANADEAN by the total number of CSD servings per capita in such countries obtained from CANADEAN, with the exception of Nigeria and Armenia, for which no information on total CSD servings per capita and CSD category share can be obtained from independent sources. As a result, we have calculated per capita consumption of our CSD products in these three countries by multiplying our unit case volume by 24 (the average number of servings in a unit case) and dividing by the population.

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

(4)          The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constitute our Italian territory. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(5)          Population-weighted average for all territories in the category.

(6)          The results of Brewinvest S.A., a joint venture of which we own 50% that is engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income (loss) of equity method investees.

(7)          The results of Multon group, a joint venture of which we own 50% that is engaged in the production and distribution of juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income (loss) of equity method investees.

We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging and developing countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established countries. For example, the population-weighted average servings of CSDs per capita was 107.4 in our emerging countries and 245.3 in our developing countries in 2005. In contrast, the population-weighted average servings of CSDs per capita was 261.2 in our established countries in 2005.

Established Countries

Introduction

Our established countries are Italy (Northern and Central), Greece, Switzerland, Austria, the Republic of Ireland, Northern Ireland and, from April 2006, Cyprus. These countries generally enjoy a high degree of political and economic stability and have substantially similar macroeconomic characteristics. In particular, they typically exhibit generally high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption.

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

The most important trend generally affecting the future consumption channel in our established countries is increasing concentration of the retail sector. At the same time, we see many opportunities for further growth in the more profitable immediate consumption channel in these countries where we continue to see opportunities to extend our penetration of small retail outlets, specialized consumption venues and at work. Activation at the final point of sale is also a key focus of our sales and marketing efforts in these countries.

We sell our products through a combination of wholesalers and our direct delivery system. In 2005 and in the first part of 2006, we started to expand our direct distribution capability.

In 2004 and 2005, we took certain initiatives to consolidate our manufacturing network by rationalizing sites, including through consolidation, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on our established countries, in particular, the Republic of Ireland and Northern Ireland, Austria and Greece.

Net sales revenue in our established countries amounted to €2,189.5 in 2003, €2,244.9 million in 2004, and €2,261.8 million in 2005 which accounted for 54.5%, 53.4% and €48.8% of our total net sales revenue in 2003, 2004 and 2005, respectively.

Italy (Northern and Central)

In Northern and Central Italy, a territory that encompasses approximately two-thirds of the Italian population, we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 47.8% in 2005. CSD per capita consumption in our Italian territory is lower than in any of our other established countries and consumption growth of non-CSDs, particularly mineral waters, teas and juices, continues to increase more rapidly than that of CSDs. We believe that the low per capita consumption of CSDs in Italy relative to our other established countries represents a significant growth opportunity.

Total volume in 2005 increased by 1.3% against 2004, based on a strong performance in our CSD category share with a growth of 1.5%. While total non-carbonated volume was impacted by the withdrawal of Minute Maid from the future consumption channel, the sales volume of our products in all other categories, such as Burn, PowerAde and Minute Maid Fruit Cooler, grew significantly in 2005. We have continued to diversify our family of products into new categories and brands. During 2005, we increased our focus on light products, investing increasingly in Coca-Cola Light, Fanta Free and Nestea Light. We also extended our PowerAde range with the introduction of PowerAde Gold, in anticipation of the Turin Olympics, and of the PowerAde 0.5 liter multi-pack. In addition, we launched Burn in 0.25 liter cans. In

2005, we undertook a number of promotional activities, including our summer promotion co-developed with MTV, the music television station, and our winter promotion in connection with the Turin Olympics.

In 2005, we continued to drive incremental profitable volume growth. One of the key factors in our performance was a 16.5% growth of 0.5 liter PET bottles and an overall increase of 2.2% in single-serve packages. We achieved these results by extending across our territory the activation of “centers of excellence”, in which we increase brand visibility in selected strategic urban areas by increasing in-store marketing efforts and investment in those areas. In addition, during 2005, we continued to implement our accelerated cooler placement program.

In 2005, we added aseptic production capability to our Nogara plant, which allows us to produce directly our increasing volumes of Nestea and PowerAde, which were previously produced through third-party toll-fillers. This development is expected to deliver continued operational and economic benefits.

Although there has been an increasing level of concentration and consolidation in both the wholesale and retail channels since the mid-1990s, the beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. We therefore sell our products for immediate consumption through both a combination of wholesalers, which in turn distribute to smaller outlets, and our direct delivery system. In 2005, we extended our direct distribution system in the immediate consumption channel in Rome, Milan and Turin as part of a pilot test, prior to its extension to our entire territory in 2006.

In February 2006, we agreed to acquire jointly with The Coca-Cola Company the Traficante group, an Italian mineral water company. We have received regulatory approval for this transaction and we intend to close the acquisition in the first half of July 2006.

Greece

We are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with an 81.3% category share in 2005. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we are the leading producer of water with our Avra mineral water and Lyttos brands and of fruit juices with our Amita and Frulite brands. We believe that our significant and successful experience in the non-CSD category in Greece will be beneficial in our effort to achieve a leading position in the non-CSD category in other countries.

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

On February 24, 2006, we ceased operations in the Athens plant, and production was transferred to our Schimatari plant (which is 40 kilometres north from Athens). In addition, on March 10, 2006, the warehouses in Messologi, Corfu and Rhodes were closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years.

We have also developed different forms of marketing activities for different target consumers, with sponsorships, club advertisements, prize contests and instant win programs. In the Greek Islands, we have implemented programs that focus on impulse consumption as well as the consumption habits of tourists.

Switzerland

We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 48.4% share of the CSD category in 2005.

In addition to the core CSD brands of The Coca-Cola Company, our CSD brands include Kinley and our non-CSD brands include Valser mineral water, Nestea, Minute Maid, Mickey’s Adventure juices and PowerAde sports drinks. We believe that our mix of CSD and non-CSD products provides us with the appropriate beverage options to address the changing preferences and tastes of the ageing Swiss population. This is evidenced by the significant success of Nestea in Switzerland, which has one of the world’s highest rates of consumption per capita of ready-to-drink teas.

During 2005, we improved both the activation and the availability of our full product range in the immediate consumption channel, in line with our strategic focus on driving profitable volume growth. We achieved this improvement in part by using Merchandising Impact Teams and by establishing “centers of excellence” in key areas in order to increase brand visibility. In 2005, we also accelerated our cooler placement program. This has resulted in an increase of 0.5 liter PET bottles and 0.33 liter glass bottles as part of our total package mix. We also continued to strengthen our brands by launching MyCoke music and consumer promotions, such as Coke Light Man and introducing Nescafé Xpress in 0.25 liter cans.

The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers, which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us.

Our business is focused on a number of strategic objectives in Switzerland, including developing the availability of our products, expanding our non-CSD family of brands, focusing on increasing sales of our more profitable immediate consumption packages and reducing our costs to serve the market. In addition to our emphasis on package, product and flavor innovations, we emphasize profitable growth and improved market execution through our highly-trained sales force.

Austria

We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 41.5% share of the CSD category in 2005.

In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. In 2005, we focused on brand equity development through consumer promotions such as Coca-Cola Music activation, the full year activation of our Coca-Cola 0.5 liter PET bottle, Coca-Cola light Man, Coca-Cola summer promotion as well as our Christmas promotions. During 2005, in our CSD business, we focused on new package launches by introducing new Fanta graphics and the Coca-Cola light 1 liter PET bottle in connection with our Coca-Cola light Man promotion. We also expanded our range of single-serve multipack offerings. In the non-CSD segment, we expanded our presence in juices by launching Cappy Brunch, a juice with a balanced combination of fruits, vitamins and honey, in 1 liter PET bottles. In the ice tea segment, we replaced the 1 liter Nestea PET bottle with the 1.5 liter PET bottle to address consumer preferences. In addition, we entered the sports drinks market by introducing the PowerAde 0.5 liter PET bottle in three flavors (Mountain Blast, Orange and Citrus Mix). We also entered the growing iced-coffee segment through the introduction of Nescafé Xpress in three different flavors.

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

The Republic of Ireland and Northern Ireland

We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 60.1% in 2005. As one of our established markets, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy. Our growth of water sales in 2005 was 24%, while we continued to maintain focus on the juice category, where our brands delivered a 17% growth taking our share to 9.7%.

In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include Dr. Pepper, Fanta Exotic and Fanta Ice Lemon. Also, Sprite is now an established brand in the lemon/lime category. In 2005, Sprite and Sprite Zero, a low calorie variant of Sprite launched in 2004, have achieved a combined 22.6% share of the lemon/lime segment.

In the energy and sports category, our brands are BPM (5.6% share of category) and PowerAde (26% share of category). In the still drinks segment our brands are Fruice pure juice, Five Alive and Oasis. Our main water brand is Deep River Rock and we also hold a license to distribute Vittel throughout the territory. Our key mixer brand is Schweppes which is available in various flavors including tonic, white lemonade, soda and ginger ale.

We sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. Smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2005 as a result of legislation prohibiting sales of products below cost, a pricing tactic often employed by large retailers. However, in early 2006 this legislation was revoked.

We have developed targeted initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy, we were able to successfully launch new products and packages, and promote our water and juice brands within the immediate consumption channel during 2005.

As part of our ongoing drive to improve communication flow and coordination between our operations, as well as their overall efficiency, in 2004 we announced that we intend to consolidate our three production facilities into one production plant in Northern Ireland at Knockmore Hill. Construction commenced in January 2006 and we plan to have the new plant operational by the second quarter of 2007.

In September 28, 2005, we acquired the second largest vending company in the Republic of Ireland, Vendit Limited. The acquisition represents a strengthening of our route to market in this channel as well as a positive opportunity for growth and capitalization on synergy opportunities.

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

Macroeconomic conditions have been positive in our developing countries over the last two years, with all countries experiencing positive real GDP growth. The entry of all of our developing countries, other than Croatia, into the European Union, has resulted in increased political and economic stability due to their gradual alignment with the principles, objectives and regulations of the European Union.

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

Net sales revenue in our developing countries amounted to €712.7 million in 2003, €732.7 million in 2004 and €841.1 million in 2005, which accounted for 17.7%, 17.4% and 18.2% of our total net sales revenue in 2003, 2004 and 2005, respectively.

Poland

Poland is our largest developing country in terms of both population and sales volume. We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 32.2% share of the

CSD category in 2005. PowerAde is category leader in the isotonic drink category, while Nestea is category leader in the ice tea category.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Lift, our water brands are Kropla Beskidu, which was launched successfully at the beginning of 2005, Bonaqa and Multivita and our juice brand is Cappy. We also sell and distribute Nestea ready-to-drink tea, the PowerAde family of sports drinks and the energy drink Burn. In 2005, we entered the ready-to-drink coffee category by introducing Nescafé Xpress which has become a category leader since its launch.

Economic conditions in Poland have been improving following its accession to the European Union. However, the implementation of the EU Common Agricultural Policy on the sugar market has resulted in higher prices of sugar and other food products since the accession.

Economic and logistical conditions vary significantly between the different regions of Poland. To address the affordability of our products, we tailor our pricing and marketing strategies to the specific environment in each region. Our sales and distribution operations in Poland benefit from our strong infrastructure across the country. In order to tailor our distribution system and our marketing initiatives to the diverse economic, social and logistical conditions of the country’s regions, we have decentralized our distribution and sales forces to achieve local focus and have given our local management more organizational and decision-making autonomy.

We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low, approximately 59.0 servings per capita, compared to most of our other developing markets. A key objective in Poland is to accelerate growth in the more profitable immediate consumption channel. For this purpose, we increased our placement of cold drink equipment and focused on increasing our activation efforts during 2005. In addition, we have minimized our cost per unit case and have implemented initiatives such as using PET bottles of lighter weight while decreasing our administrative expenses to the benefit of sales and shifting expenditure to revenue enhancing resources.

Hungary

We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2005, we maintained our leadership in the CSD category, where we had a share of 47.3%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 262.4 servings in 2005.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands are Bonaqua and NaturAqua mineral water. Other brands include PowerAde sports drinks, Nestea ready-to-drink tea, Cappy juice and Nescafé Xpress ready-to-drink coffee.

Key developments during 2005 included the successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua and our Bonaqua sales in Hungary, we are one of the leaders in the water segment there. During 2005, our Nestea ice tea sales increased significantly versus 2004 and we believe that we are now the category leader in ice teas in terms of volume and net sales revenue. Our juices also experienced growth both in terms of existing packages and package extensions. During 2005, we also continued to focus on increasing the proportion of our products that are packaged in smaller serving sizes, as these package sizes tend to generate higher profit margins.

Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products.

Emerging Countries

Introduction

Our emerging countries are the Russian Federation, Nigeria, Romania, Ukraine, Serbia, Montenegro, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packaging and promotional programs taking into account local economic conditions.

Our emerging countries are typically characterized by lower per capita CSD consumption than our established and developing countries. Consumers in some emerging countries are moving away from tap water and home made drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of our emerging countries, consumers are showing particular interest in juices and branded waters.

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

Net sales revenue in our emerging countries amounted to €1,115.3 million in 2003, €1,224.3 million in 2004 and €1,531.0 million in 2005, which accounted for 27.8%, 29.2% and 33.0% of our total net sales revenue in 2003, 2004 and 2005, respectively.

Russian Federation

We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and the largest bottler of CSDs in the Russian Federation in terms of sales volume. Our share of the CSD category in the Russian Federation in 2005 was 19.4%.

In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers as well as Schweppes-branded products. Our main non-CSD brand is Bonaqua water. On April 20, 2005, we completed the acquisition of the Multon group, a leading juice producer, jointly with The Coca-Cola Company. The Multon group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands Rich, Nico and Dobry. As the acquisition is a joint venture it is being accounted for under the equity method.

In 2005, our sales volume of non-alcoholic beverages in the Russian Federation grew by 21.6% compared to 2004 (excluding the Multon group), due to improvement of the economy in the Russian Federation, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased focus on our water products, which experienced strong sales volume growth in 2005. GDP continued to grow and inflation continued to stabilize in 2005.

We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising approximately 760 delivery trucks, excluding trucks belonging to the Multon group. As part of our distribution strategy in the Russian Federation, we continue to improve the availability of our products across the country. In particular, we are focusing on expanding the presence of cold drink equipment and single-serve packages to increase availability and sales of our products for immediate consumption.

Nigeria

We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 54.6% share of the CSD category in 2005. Our non-CSD brands are leaders in their respective categories. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2005, we owned 66.2% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product which we sell in part of Nigeria. Our non-CSD brands include Eva packaged water, which is the leading water brand in Nigeria in terms of sales volume. During 2005, we launched Diet Coke in a 0.50 liter PET bottle, Vanilla Coke in a 0.35 liter returnable glass bottle and in a 0.50 liter PET bottle, Coke, Fanta and Sprite in a 1.25 liter PET bottle and Fanta Apple in a 0.35 liter returnable glass bottle. In 2005, we adapted a PET filling line in Ikeja to add water production capability which increased our overall water production capacity.

We believe Nigeria offers significant growth potential for our business. It is Africa’s most populous country, with an estimated 139.8 million inhabitants, a significant proportion of whom are under the age of 15, and its climate favors consumption of non-alcoholic beverages. We also believe that Nigeria provides significant growth opportunities for our packaged water and our juice products. There is also significant potential for consumer activation in fast growing consumption channels through promotional activities, as well as product and package innovations. Demand is growing for non-returnable convenience packages, such as PET bottles, with respect to CSDs and water, and carton with respect to juices. We are the leaders in the introduction and use of such packaging. Due to the favorable demographic characteristics of Nigeria, we believe that our long-term business prospects there should continue to improve so long as the country continues to develop economically and per capita income continues to rise.

Due in part to the fragmented nature of the retail sector and the absence of hypermarkets and supermarket chains, our distribution in Nigeria is largely managed directly by us, although we also rely on wholesalers and strategic supply depots. As a result, one of our priorities in Nigeria is to improve the efficiency and reliability of our distribution network. In September 2004, we introduced a pre-selling system for high-volume outlets, strategic supply depots and key accounts. Approximately 60% of our sales are generated through this system. Over the course of the next several years, we expect to roll-out this pre-selling system on a nationwide basis with significant benefits to our business. In addition, we plan to expand our dealer base selectively, and at the same time focus our attention on helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. Our effort to improve efficiencies both in distribution and in cold drink availability was supported by investments on distribution trucks and cold drink equipment.

We also intend to increase our presence and improve our visibility in key Nigerian population centers, including Lagos and other large cities. As part of this strategy, since 1999 we have established 539 independent strategic distribution centers. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas and have enabled us to reach more efficiently smaller outlets, which represent 65% of our Nigerian customer base.

The Nigerian electricity sector is currently undergoing reforms in a bid to end decades of low power supply which has adversely affected business enterprises. Due to the low availability of electricity in outlets in Nigeria, we manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel. To that end, we purchased ice-making machinery for use in our plants. We operate a number of large and small ice plants with a total capacity of approximately 140 tons of ice on a daily basis.

We continue to upgrade and improve our bottling facilities, and in 2005 we invested over €20 million in new production equipment in six of our plants. We expect the program of gradual modernization and reconstruction of our Nigerian facilities (plants and distribution depots) to continue to require further investment to expand our overall capacity in order to meet increased consumer demand in the future. We are also committed to environmental development and sustainability. Currently, we own three operational effluent treatment plants, with an additional three under construction and three in the advanced planning stage. We expect that all our production facilities will have operational effluent treatment plants in the near future.

Romania

We believe that we are the largest bottler of CSDs in Romania in terms of sales volume. Our share of the CSD category in Romania in 2005 was 46.3%.

In addition to the core brands of The Coca-Cola Company, we also produce and sell the Dorna water brands as well as distribute Nestea. In 2005, we continued to expand our product offerings in the non-carbonated categories by launching a number of sugar-free juice flavors and through constant marketing support. We also introduced a premium line of Cappy juices. In the water category, we introduced a number of new packages and redesigned all labels. In addition, we launched a 1 liter package of Nestea in the future consumption channel.

During 2005, macro-economic and business conditions continued to improve. GDP increased by 4.0% and inflation decreased to 8.6%. Wages experienced their highest increases in the last 15 years. Reforms in anticipation of accession to the European Union are continuing, including in the areas of customs and trading laws, however, the slower than required pace of such reforms may result in a postponement of the country’s entry into the European Union.

As part of our strategy for Romania, we continue to invest in our production infrastructure in order to meet volume growth and we seek to improve operating efficiencies by leveraging our strong distribution network which covers 95% of the territory, while maintaining our focus on customer relationships and quality throughout our business.

Sales and marketing

Brand and market development

In all our countries and particularly in our emerging and developing territories, we believe that there continue to be significant opportunities to promote increased consumption of CSDs and non-CSDs. Initially, we aim to develop these opportunities by executing brand-specific promotions and quality merchandising that are designed to encourage consumers to develop a preference for our brands, increase our consumer base and drive purchasing frequency. As beverage per capita consumption increases, we apply greater focus toward the development of specialized distribution channels (including workplace and leisure venues), with the overall objective of improving margins as well as increasing volumes.

Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. Traditionally, the principal focus of The Coca-Cola Company is on the Coca-Cola, Coca-Cola light, Fanta and Sprite brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. We plan to achieve this through the development of existing brands, such as Cappy, Nestea, PowerAde, the launch of new ones, such as Nescafé Xpress, and acquisitions, such as Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria and Rosa, Next and Su-Voce in Serbia.

We develop our fully owned brands (Amita, Avra, Römerquelle, RiverRock, Tsakiris snacks and others) with the same criteria as above, always seeking to expand consumption occasions and brand preference.

We concentrate on executing customer marketing activities, which involves developing a strong relationship with customers, marketing at the point of sale and carrying out a broad range of promotional activities and merchandising. We support such market execution by conducting regular customer satisfaction surveys in our territories and by developing innovative material for retail sales activation, including new racks, point-of-sale visuals and sales aids for our customers. We conduct market analysis to better understand the shoppers and the purchase occasions in different trade channels. This information is used to develop the entire beverage category at every point of sale. Finally, we also work closely with The Coca-Cola Company, bringing together our complementary skills to develop annual sales and marketing plans, and promoting and marketing The Coca-Cola Company’s beverages in each of our established, developing and emerging countries.

We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. The Coca-Cola Company’s association with the World Cup also enables us to engage in one of the largest and most prestigious sporting events in the world and realize significant benefits from the unique marketing opportunities that it provides.

Our partnership with The Coca-Cola Company extends beyond sports and includes other very popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement our local initiatives, which involve active participation in a broad range of events, from a host of musical and entertainment promotions to cultural and festive occasions, as well as a wide variety of national celebrations.

Revenue growth management

As part of our effort to engage successfully in what we call our “revenue growth initiative”, we seek to optimize our product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasize customer management. As a result of this approach, we have introduced new packages to attract new consumers in the category, we have developed immediate consumption channels in each of our territories by investing in cold drink equipment and have also put in place a training program together with The Coca-Cola Company for our employees, in which we emphasize revenue growth initiative principles. We also seek to identify good revenue growth practices in our territories based on actual results which we share with the other territories across our group.

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

Our key sales and marketing personnel typically include:

•       the commercial director, who has overall responsibility for the country’s sales and marketing activities;

•       the marketing manager, who has overall responsibility for the development of channel-specific plans and programs, marketing analysis and Company-owned brand plans;

•       the key account managers, who are responsible for developing customer-specific plans and programs; and

•       the national sales manager who leads the regional sales organization.

We usually divide a country into different sales areas, each with a region manager who has responsibility for implementing national strategies at the local level and who leads a team of representatives responsible for sales, customer relations, merchandising and individual account management. Our teams work closely with the relevant marketing teams of The Coca-Cola Company in developing and executing our sales and marketing plan.

Key account management

We use collaborative key account management principles to build strong and long-term relationships with our major customers. Our key account managers work together with our major customers to improve our respective profit margins by increasing volume and revenue growth while reducing distribution costs. Our key account managers also negotiate the terms of our commercial cooperation arrangements with our major customers, including marketing activities and promotional events. To ensure that our key account managers have the right skills, we regularly run training programs for them on how to manage large customers.

Distribution

Our distribution channels

We classify different categories of customers into two broad distribution channels based on the type of consumption that they supply:

•       future (mainly at home) consumption, where consumers buy beverages in multi-serve (typically one liter and above or multi-package) packages for consumption at a later time; and

•       immediate or impulse (mainly away from home) consumption, where consumers buy beverages in chilled single-serve (typically 0.5 liter or smaller) packages and fountain products for immediate consumption.

We then segment these two broad channels further into specific channels, such as hypermarkets, supermarkets, grocery stores, wholesalers, restaurants and cafés, entertainment centers and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, we strive to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time we also strive to satisfy our customers’ service and business needs.

Future consumption

Our principal future consumption channels are traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in our future consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in our immediate consumption channels.

We believe that one key to success in future consumption channels is working effectively with customers by driving total category growth in order to achieve favorable product placement at the point of sale. Key account managers are an important part of this strategy.

We continuously develop and implement marketing and promotional programs to profitably increase volumes in our future consumption channels. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions and product sampling events.

We have started to work with our customers on the improvement of our supply chain through data exchange and other initiatives which seek to improve out-of-stock and inventory management.

Since the early 1990s, major retailers, such as hypermarket and supermarket chains, have grown and consolidated significantly in many of the countries in which we operate. Such retailers are increasing their market share within the retail sector and account for a growing proportion of retail sales. The most international among them have also built powerful information systems which allow them to analyze their purchases across countries and compare prices and the profitability of our products. Some have also created international buying offices or participate in international buying groups that seek to establish agreements with suppliers at an international level. In addition, in some countries hypermarkets and supermarket chains have developed or may develop their own private label products that compete directly with ours.

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

In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 248 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

Our non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate flavors and sugar. They are then pasteurized and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages, by way of hot-filling and sealing in glass or aluminum packages, or by pasteurizing the product in glass or aluminum packages after it is filled and sealed in the container.

Sealed cans and bottles are imprinted with date codes that allow us to fully trace the product’s point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows us to identify the ingredients, production parameters and primary packaging used. The date codes also permit us to track products in the trade and to monitor and replace inventory in order to provide fresh products. We purchase all of the packages for our products from third parties, except in the case of PET bottles which, in many of our production facilities, we manufacture ourselves from preforms or resin.

Quality assurance

We believe that ensuring that our products are of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging in each of our countries.

We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems, ISO 9001 and The Coca-Cola Quality System. We have implemented Hazard and Critical Control Points (HACCP) food safety programs to ensure the safety and hygiene of our products. Independent audits are also performed regularly to confirm that we comply with standards, to assess how effective our quality management systems are and to assure that all our key control points are independently validated. During 2005, all of our 67 CSD and/or juice plants (including the plants owned by our joint ventures, Brewinvest S.A. and Multon group) and eight out of twelve mineral water plants underwent independent quality audits.

We maintain a quality control laboratory at each production facility for testing raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottler’s agreements with The Coca-Cola Company, which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

In addition, we regularly undertake quality audits in the distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from the various channels and testing them against established quality criteria.

Raw materials

Our principal raw material, in terms of volume, is water, and all of our CSD production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of The Coca-Cola Company. Our second key ingredient is concentrate, which we purchase from companies designated by The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials.

Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 45.2% of our total raw material costs in 2005. Under our bottler’s agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

Our principal sweetener is sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors, and in some cases we purchase high fructose syrup, which is used either alone or in combination with sugar. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The term of purchase contracts for sugar is typically 12 months. The price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 18 months. On May 1, 2004, nine countries in which we operate joined the European Union. These were Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. As of May 1, 2004, these countries adopted the sugar regime of the European Union. This means that the minimum selling price for sugar became the EU intervention price plus the cost of transport and profit margin. Our operations in these nine countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners increased significantly as a result of the accession to the European Union of these countries.

Recently, we have also experienced increases in some of our other raw material costs, including juice concentrates, oil and aluminum cans. We believe the cost increases in juice concentrates were in large part due to weather, crop failures and other local factors and those relating to oil and aluminum cans to supply and demand and other market forces. We seek to hedge our exposure to aluminum price increases by entering into aluminum futures contracts with our suppliers, which contracts also typically mature within one or two years. You should read Item 5B, “Operating and Financial Review and Prospects—Liquidity and capital resources—Market risk—Commodity price risk” for additional information on our hedging activities.

In compliance with the quality standards prescribed by our bottler’s agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from third party approved suppliers.

Our major cold drink equipment supplier is Frigoglass S.A. In 2005, we made purchases from Frigoglass S.A. totaling €143.8 million compared to €165.1 million in 2004 and €155.6 million in 2003. In 2005, we purchased from Frigoglass S.A. €55.8 million of raw and packaging materials and €88.0 million of coolers and other cold drink equipment and spare parts. This compares with €66.3 million and €98.8 million, respectively, in 2004 and €49.8 million and €105.8 million, respectively, in 2003. The purchases of coolers in 2005 represented 90% of our total cooler requirements. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 and extended in June 2004, on substantially similar terms, to December 31, 2008, we have the status of a non-exclusive most favored client of Frigoglass S.A., and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm’s length basis. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A.” for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company’s concentrate, are centralized from our central procurement department.

We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. You should read Item 3D “Risk Factors” for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

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

In most of our countries we face greater competition in non-CSDs, including waters and juices, where our business is typically less developed and our brands are less established than in our core CSD business, and there are often significant national and international competitors with established brands and strong market positions. However, we intend to continue to develop our non-CSD business and are confident that our significant capabilities in the sale, marketing and distribution of non-alcoholic beverages, combined with our substantial business infrastructure and strong customer relationships, will allow us to improve our competitive position in this category of our business.

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

Regulation

The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European, national and local regulation. In particular, European Union regulation is increasingly important to us as approximately 49.9% of our 2005 sales volume was generated from our established and developing countries that are members of the European Union.

The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants we have adopted “The Coca-Cola Quality System evolution 3” which includes an environmental management system that is specific to the Coca-Cola bottling system and have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our plants and facilities. All of our CSD plants within the European Union have been certified to this standard by internationally recognized audit bodies, and we aim to have all of our plants group-wide certified by the end of 2007.

Independent environmental audits were completed in 52 of our 67 CSD and/or juice plants (including the plants owned by our joint ventures, Brewinvest S.A. and Multon group) and seven of our twelve mineral water plants, during 2005. Our other plants underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country- specific data. They meet on a regular basis to share best practices in this area in order to better manage the environmental control process across the group.

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

European Union legislation requires each member state and accession candidate to implement the European Union directive on packaging at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The European Union packaging directive relates to all types of packaging, and its primary objective is the minimization of packaging and packaging waste, by requiring an increase in the level of recycling and re-usage of packaging, the promotion of other forms of recovery measures for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

In particular, the directive set targets for both the recovery and recycling of waste and, as a result, the reduction of the quantity of packaging waste to be disposed. The original directive of 1994 required that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), when these targets were also scheduled to be reviewed. Due to the late transposition of the directive into national laws and the need to evaluate experiences and the costs and benefits of revised, second-stage targets, a new directive with revised targets did not come into force until February 2004. The new directive sets revised targets to be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). Member states had 18 months, until August 2005, to enact national laws to implement the new directive. Separate targets were set in the accession agreements of our nine countries that joined the European Union on May 1, 2004. In particular, new member states will have to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives’ objectives. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in process of implementation in all our European Union countries, including our developing countries which have recently entered the European Union.

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

Trade regulation

Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottler’s agreements, our European bottler’s agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area Bottlers of The Coca-Cola Company’s beverages can, in response to unsolicited orders, sell such products in any European Union and/or European Economic Area country. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottler’s Agreements”, for additional information on the provisions of our international and European bottler’s agreements, and Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for information on our undertaking to the European Commission applying to our commercial practices in the European Union and on certain proceedings against us before national competition authorities.

Insurance

We obtain insurance on a group level to cover losses resulting from property damage, business interruption and liability risks. Our local subsidiaries obtain fleet insurance and other policies in order to comply with local statutory requirements.

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

We are implementing SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed SAP applications based on a global template that can be implemented and supplemented by our subsidiaries to address their local needs. In particular, in 2001 and 2002, we developed global SAP templates covering the areas of finance, human resources and supply chain at a total cost of approximately €4.5 million. These templates have subsequently been deployed in Switzerland, Greece, Serbia, Montenegro, Lithuania, Latvia, Estonia and Bulgaria through 2003 with deployment in the Republic of Ireland and Northern Ireland concluding in the second quarter of 2004. During 2004, we developed enhanced templates introducing advanced capabilities in the areas of demand planning and forecasting, cross-border supply chain management, plant and fleet maintenance and business planning with integrated information reporting. These were successfully deployed during 2004 and 2005 across Switzerland, Hungary, Poland, the Czech Republic, Slovakia, Austria and Slovenia and are being operated under a common environment of associated data and business process standards. During 2005 we extended this deployment to Bosnia, Croatia, Romania, Moldova, Ukraine and our central office in Athens. During 2006 we plan to roll-out these templates in the Russian Federation and Belarus, thus covering approximately 60% of our volume under one integrated environment. We also plan to enhance the current template to cover advanced customer management activities in the areas of customer relationship management, promotion management and equipment management as well as field sales execution. We intend to validate these additional capabilities through a pilot implementation program in the course of 2007. We expect to continually enhance these capabilities as we deploy these templates across our group by 2011 at an estimated cost of less than €65 million for the entire program. All of our SAP-related activities to date remain on schedule and within budget.

We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed, usable information on sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately. In every country we use a core sales and distribution system called BASIS. This system was developed and is maintained by The Coca-Cola Company on behalf of The Coca-Cola Company’s bottlers. With strengths in the areas of direct store delivery, vending operations and customer management functionality, BASIS enables critical front office processes while SAP addresses back office activities. Finally, we use mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. We are in the process of implementing a standard mobile solution set called BMobile across 21 of our countries representing 1,500 mobile enabled users with an investment of €4.5 million. This significant investment in mobile capability is in recognition of the value opportunities of equipping our field representatives with mobile technology that will leverage our scale and provide an easy mechanism for readily deploying best practices in the area of customer, equipment and delivery management throughout our business.

In late 2003, we made a decision to realign our corporate and country Information Systems (“IS”) organizations into one functional organization for our entire group. This move complemented our strategy of deploying standard enterprise solutions, including applications, data, and hardware in support of best practice standard business processes. As a result of this decision, accountability for all IS activities, people and budgets was realigned to a central information systems team. We believe that this new organizational structure is now better positioned to drive standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we are continuing the process of transitioning those services that exist at a country level to this more efficient and cost effective center, while at the same time strengthening our IT capability on the country level by focusing such capability to territory-specific business services. Our shared services organization also provides new services such as data management, training and SAP consulting in a more effective manner as compared to offering those services in each of our territories.

Standardizing and managing our technology assets is another area of focus. The recent establishment of our technology department has already resulted in reduced ownership costs for hardware, software and telecommunications and at the same time increased service levels and high security standards which are all critical to our business. We have launched a major infrastructure optimization program that will drive down infrastructure operating costs towards best industry standards. We continue to work closely with The Coca-Cola Company on improving existing technology services and introducing new standards and controls within the Coca-Cola system from business applications through to infrastructure and security in order to ensure that we leverage best practices and continue to provide a robust and secure IT environment.

C. Organizational Structure

The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at April 30, 2006.

Subsidiary	Country of registration	% ownership at April 30, 2006
Partially owned subsidiaries
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%
Coca-Cola Hellenic Bottling Company Armenia	Armenia	90.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%
Coca-Cola HBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica.	Montenegro	89.1%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	49.9%
Dorna Investments Limited	Guernsey	50.0%
Lanitis Bros Public Limited	Cyprus	95.4%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita sp. z o.o.	Poland	50.0%
Nigerian Bottling Company plc	Nigeria	66.2%
S.C. Cristalina S.A.	Romania	50.0%
Valser Mineralquellen AG	Switzerland	99.9%
Vlasinka d.o.o., Surdulica	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCHBC Insurance (Guernsey) Limited	Channel Islands	100.0%
Chisinau Beverages Services S.R.L.	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o.	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottlers Oryel LLC	Russian Federation	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%

Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Magyarország Italok Kft.	Hungary	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
LLC Coca-Cola Stavropolye Bottlers	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Telerex S.A.	Greece	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%

D. Property, Plant and Equipment

Distribution

Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants’ infrastructure and tend to store larger quantities of our products for a longer period of time (seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses (both leased and owned) for each segment and each country within that segment as of December 31, 2005.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy (Northern and Central)	6	4
Greece	7	8
Switzerland	5	6
Austria	6	4
The Republic of Ireland and Northern Ireland	6	2
Total Established Countries	30	24
Developing Countries:
Poland	21	4
Hungary	10	1
Czech Republic	5	1
Croatia	4	4
Slovakia	3	1
Lithuania	—	3
Latvia	—	1
Estonia	—	2
Slovenia	2	—
Total Developing Countries	45	17
Emerging Countries:
Russian Federation(1)	47	22
Nigeria	82	14
Romania	8	7
Serbia and Montenegro	6	2
Ukraine	15	2
Bulgaria	6	4
Bosnia and Herzegovina	3	1
Former Yugoslav Republic of Macedonia(2)	11	1
Belarus	4	1
Armenia	1	1
Moldova	1	1
Total Emerging Countries	184	56
Sub-total	259	97
Less: Multon group(1)	—	(11)
Less: Brewinvest S.A.(2)	(11)	(1)
Total	248	85

(1)          The results of Multon group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

(2)          The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

Production

We operated 78 plants as at December 31, 2005, comprised of 64 CSD and/or juice plants, twelve mineral water plants, a bottle manufacturing plant and a potato chip plant. In addition to this, we manage the CSD plant operated by Brewinvest S.A.’s CSD business, a joint venture in which we own 50%, and the two juice plants operated by the Multon group, a joint venture in which we own 50%. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

An increasing number of our countries work together with contract packers, which produce a portion of the products of The Coca-Cola Company on our behalf. In general, third-party contract packers account for a small proportion of our overall sales, but are increasingly used for new product categories (such as aseptic PET juices, ice teas and sports/isotonic drinks, coffee in cans and PET, juices in glass). The use of contract packers for CSD is in significant decline.

The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2005.

	Number of plants	Number of filling lines(1)
Established Countries:
Italy (Northern and Central)	4	14
Greece	9	34
Switzerland	3	10
Austria	3	13
The Republic of Ireland and Northern Ireland	3	6
Total Established Countries	22	77
Developing Countries:
Poland	4	14
Hungary	2	6
Czech Republic	1	4
Croatia	3	8
Slovakia	1	5
Lithuania	1	1
Latvia(2)	—	—
Estonia	1	3
Slovenia(3)	—	—
Total Developing Countries	13	41
Emerging Countries:
Russian Federation(4)	13	42
Nigeria	14	31
Romania	7	17
Serbia and Montenegro	2	7
Ukraine	1	4
Bulgaria	4	13
Bosnia and Herzegovina	1	3
Belarus	1	2
Former Yugoslav Republic of Macedonia(5)	1	3
Armenia	1	2
Moldova	1	1
Total Emerging Countries	46	125
Sub-total	81	243
Less: Multon group(4)	(2)	(17)
Less: Brewinvest S.A.(5)	(1)	(3)
Total	78	223

(1)          Excludes fountain product filling lines and snack food production lines.

(2)          We produce the products for the Latvian market in Lithuania and Estonia.

(3)          Third-party contract packers produce approximately 82% of the products for the Slovenian market. The remainder is produced by us (Austria, Croatia and Czech Republic).

(4)          The results of Multon group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

(5)          The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income (loss) of equity method investees.

In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. For instance, in 2002, we opened greenfield water bottling plants on the island of Crete, in Greece, as well as in Zalaszentgrot, Hungary. In 2003, we invested in three aseptic filling lines in Greece, Poland and the Russian Federation in order to enable us to produce in those countries preservative-free non-carbonated products in PET packaging, including products such as Nestea, various juice drinks and PowerAde. During 2005, we further developed our aseptic beverage capacity by installing four additional high-speed aseptic lines in Italy, Romania, Hungary and the Russian Federation. In that same year we also expanded our CSD production capacity in the Russian Federation and Ukraine by installing new production lines in our Ekaterinburg, Moscow and Kiev plants. During 2005, we also launched a project to upgrade our water production capacity by adding new production facilities, including bottling lines, in Bulgaria and Serbia. During 2006, we continued work on all of these projects. We own this entire new production infrastructure except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement.

We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. For instance, during 2003 we closed our Bussigny plant in Switzerland in an effort to streamline our plant infrastructure. The number of plants and filling lines in our countries decreased slightly in 2004 despite further investment in our source water business as a result of the ongoing optimization of our CSD production infrastructure. In 2005, we commenced work on a project in Ireland to develop a single all-island production facility which would replace our existing manufacturing facilities there. We expect that project to be completed in 2007. Also in 2005, in an effort to consolidate our supply chain infrastructure in Crete, Greece, we commenced construction of a new manufacturing plant and warehouse, which we expect to have completed by the end of 2006. Upon completion, we intend to close the existing facility and shift operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, in March 2006 as part of our rationalization efforts in Greece, we closed our warehouses in Messologi, Corfu and Rhodes.

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

ITEM 4A    UNRESOLVED STAFF COMMENTS

Not applicable.

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

•       Operating results, an analysis of our company’s consolidated results of operations during the three years presented in our financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit.

•       Liquidity and capital resources, an analysis of cash flows, sources and uses of cash.

•       Outlook and trend information, a review of the outlook for, and trends affecting, our business.

•       Tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2005.

Our business

Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 93% of our sales volume in 2005. We are one of the world’s largest Coca-Cola bottlers, serving a population of over 540 million people in 28 countries (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia and Lanitis Bros Public Limited, our bottler in Cyprus which we acquired in April 2006).

We aggregate these 28 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three business segments are as follows:

•       Established countries, which are Italy (Northern and Central), Greece, Switzerland, Austria, Cyprus, the Republic of Ireland and Northern Ireland.

•       Developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Slovakia, Lithuania, Latvia, Estonia and Slovenia.

•       Emerging countries, which are the Russian Federation, Nigeria, Romania, Serbia, Montenegro, Ukraine, Bulgaria, Bosnia and Herzegovina, Belarus, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2005, CSDs accounted for 74% and non-CSDs accounted for 26% of our sales volume, respectively. Our core brands are Coca-Cola, Fanta, Sprite and Coca-Cola light (diet Coke), which together accounted for approximately 66% of our total sales volume in 2005.

Key financial results

We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, cash operating profit, or COP, and return on invested capital, or ROIC. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2003 to the year ended December 31, 2005, as well as, in each case, the year-on-year change in percentage terms.

Key performance measures:	2005	% change	2004	% change	2003
Unit case volume (in millions)	1,539.1	9.6	1,404.0	4.0	1,349.5
Operating profit (euro in millions)	450.7	6.9	421.8	11.6	377.9
COP (euro in millions)	757.6	6.9	708.8	8.9	650.8
ROIC	7.4%	(7.5)	8.0%	14.3	7.0%

Unit case volume

We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

In 2005, our sales volume increased by 135.1 million unit cases, or 9.6%, compared to 2004. We delivered very solid organic volume growth in all product categories. This was primarily due to strong performances in the Russian Federation, driven by continued investment in sales force capability, distribution and cold drink infrastructure, and in Romania, reflecting strong market execution, expansion of the portfolio through new packages and flavors extensions and excellent performance of our Romanian water business. In Nigeria, despite a price increase in CSD categories in September 2005, there has been a positive performance in all product categories. Poland and Ukraine also accounted for a material portion of our sales volume growth.

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

Operating profit

In 2005, we increased operating profit by €28.9 million, or 6.9% in comparison with 2004. This comprised an additional €183.0 million contribution from gross profit, partially offset by an additional €154.1 million of selling, delivery and administrative expenses.

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

In 2005, our COP increased by €48.8 million over 2004 and in 2004 by €58.0 million over 2003. These increases were due to the same factors that contributed to our operating profit growth during the same periods.

ROIC

We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that in 2004 and 2005, our management incentive plan for our middle and senior managers used ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under US GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

We define ROIC as follows:

Return on Invested Capital	=	Operating profit + share of income of equity method investees – income tax expense – tax shield
Capital employed

Our “tax shield”, which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the Greek statutory tax rate of 32%. Our “capital employed” equals our shareholders’ equity plus our net borrowings.

Our ROIC of 7.4% for 2005, reflected a decrease of 7.5% over the ROIC of 8.0% for 2004. This decrease was a result of an increase in the income tax expense (net of tax shield) and in net debt in 2005, partially offset by improved operating performance, which was reflected in the increase of 11.1% in the operating profit and the share of income of equity method investees. The effective tax rate on the operating profit and equity income increased from 23.6% in 2004 to 27.3% in 2005. This was largely due to the lack in 2005 of one-off benefit created during prior years by the enactment of lower tax rates in a number of our countries (during 2004, primarily in Austria and the Czech Republic), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 14.2%, primarily on the basis of an increase in net debt increased by 14.3% or €217.1 million, resulting from the increase of short term borrowings. Of this increase, €168.2 million related to the investment in the Multon group in April 2005. In addition, shareholders’ equity increased by 14.1% or €362.3 million, primarily reflecting the €298.9 million of net income earned in 2005 and a €91.2 million of positive effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies strengthened against the euro.

Our ROIC of 8.0% for 2004, marked an increase of 14.3% over the ROIC of 7.0% for 2003. This increase was a result of improved operating performance, demonstrated by an 18.3% increase in the operating performance numerator. Capital employed increased by 3.4%. Net debt decreased by 10.2%, resulting from the repayment of debt and the weakness of the US dollar against the euro. This was more than offset by the increase in shareholders’ equity that primarily reflected €272.1 million of net income earned in 2004 and €68.4 million of positive effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies strengthened against the euro.

	December 31, 2005	December 31, 2004	December 31, 2003
	(euro in millions, except percentages)
Tax shield:
Interest expense	(56.2)	(66.9)	(64.7)
Greek statutory tax rate	32%	35%	35%
	(18.0)	(23.4)	(22.6)
Numerator:
Operating profit	450.7	421.8	377.9
Share of income of equity method investees	23.9	5.2	4.3
Income tax expense	(111.8)	(77.4)	(83.9)
Tax shield	(18.0)	(23.4)	(22.6)
	344.8	326.2	275.7
Denominator:
Cash and cash equivalents	(168.5)	(31.3)	(35.5)
Short-term borrowings	310.0	76.0	84.4
Current portion of long-term debt	243.9	—	295.9
Current portion of capital lease obligations	19.8	15.0	10.8
Long-term debt, less current portion	1,278.4	1,424.6	1,302.9
Capital lease obligations, less current portion	50.3	32.5	30.8
Net debt	1,733.9	1,516.8	1,689.3
Shareholders’ equity	2,923.3	2,561.0	2,256.3
Capital employed	4,657.2	4,077.8	3,945.6
Return on Invested Capital (ROIC)	7.4%	8.0%	7.0%

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

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
Multivita sp. z o.o.	October 2, 2003	Water	Developing	Poland	11.0
Römerquelle GmbH	December 5, 2003	Water	Established	Austria	64.2
Tsakiris S.A.	December 30, 2003	Potato chips	Established	Greece	6.2
Gotalka d.o.o.	January 28, 2004	Water	Developing	Croatia	7.8
Vlasinka d.o.o	April 14, 2005	Water	Emerging	Serbia	10.9
Multon group	April 20, 2005	Juice	Emerging	Russian Federation	168.2
Bankya Mineral Waters Bottling Company EOOD	June 2, 2005	Water	Emerging	Bulgaria	10.9
Vendit Limited	September 28, 2005	Vending	Established	Republic of Ireland	6.2
Fresh & Co. d.o.o.	March 13, 2006	Juice	Emerging	Serbia	10.7
Lanitis Bros Public Limited	April 5, 2006	CSDs/Juice/Dairy	Established	Cyprus	71.5

(1)          Cost includes the share of the purchase price paid by us plus our transaction costs but excludes any amounts of short-term or long-term debt held by the acquired businesses at the time of the acquisition and assumed by us. Transaction costs relating to our acquisitions in 2006 have not yet been finalized and are not reflected above.

The acquisition of Multivita sp. z o.o. (2003)

On October 2, 2003, we acquired, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o. Our company acquired the business except for the trademark, which was acquired by The Coca-Cola Company. Total consideration for the acquisition was €21.0 million (excluding acquisition costs), of which our share was €10.5 million. In addition, €0.7 million of debt was assumed. Our transaction costs amounted to €0.5 million.

The acquisition of Römerquelle GmbH (2003)

On December 5, 2003, we acquired 100% of the shares of the Austrian mineral water company, Römerquelle GmbH. Total consideration for the acquisition was €63.3 million (excluding acquisition costs), with transaction costs of €0.9 million and the assumption of debt of an additional €6.4 million. The acquisition comprised production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle, respectively.

The acquisition of Tsakiris S.A. (2003)

On December 30, 2003, we acquired 100% of the shares of the Greek potato chip company Tsakiris S.A., from Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to us by way of some common shareholdings. Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million. For additional information, see Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group.”

The acquisition of Gotalka d.o.o. (2004)

On January 28, 2004, we completed the acquisition of 100% of the shares of Croatian mineral water company Gotalka d.o.o., through our 99.9% owned subsidiary, Coca-Cola Beverages Hrvatska d.d. The acquisition included a production facility at Budinscina and the mineral water brands Bistra, Gotalka and Claria. Total consideration for the acquisition was €7.2 million (excluding acquisition costs), with transaction costs of €0.6 million. The trademark was subsequently sold to The Coca-Cola Company for €8.6 million. For additional information, see Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company.”

The acquisition of Vlasinka d.o.o. (2005)

On April 14, 2005, we acquired 100% of the shares of the Serbian mineral water company, Vlasinka d.o.o., together with The Coca-Cola Company. Our share of the acquisition consideration was €10.5 million (excluding transaction costs). We effectively purchased the operating assets and liabilities of the business at Surdulica in Southern Serbia, while The Coca-Cola Company effectively purchased the mineral water brand “Rosa” for €10.5 million. Our transaction costs amounted to €0.4 million.

The acquisition of the Multon group (2005)

On April 20, 2005, we completed jointly with The Coca-Cola Company the acquisition of the Multon group, a leading juice producer in the Russian Federation. The Multon group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). Our share of the purchase price was US$226.1 million (€166.3 million) and debt, US$35.9 million (€27.4 million). Our transaction costs amounted to €1.9 million. The acquisition is a joint venture and is being accounted for under the equity method.

The acquisition of Bankya Mineral Waters Bottling Company EOOD (2005)

On June 2, 2005, we acquired 100% of the Bulgarian mineral water company, Bankya Mineral Waters Bottling Company EOOD. The acquisition includes production facilities located just outside of Sofia and the mineral water brand, Bankia. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with transaction costs of €0.2 million and the assumption of debt of an additional €2.2 million. The Bankia trademark was subsequently sold to The Coca-Cola Company in 2005 for €6.4 million. For additional information, see item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company”.

The acquisition of Vendit Limited (2005)

On September 28, 2005, we acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. The consideration for the acquisition is currently estimated to be €5.9 million (excluding acquisition costs), with transaction costs of €0.3 million and the assumption of debt of an additional €0.8 million.

The acquisition of Fresh & Co. d.o.o (2006)

On March 13, 2006, we acquired, jointly with The Coca Cola Company, 100% of Fresh & Co. d.o.o., one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands, Next and Su-Voce. The consideration for the acquisition was €21.4 million (excluding acquisition costs) with the assumption of debt of an additional €24.0 million. Our share of the purchase price was €10.7 million.

The acquisition of Lanitis Bros Public Limited (2006)

On April 5, 2006, we acquired control of Lanitis Bros Public Limited. Lanitis Bros Public Limited is the exclusive bottler of products of the Coca-Cola Company in Cyprus. It is also a leading producer and distributor of juice and dairy products in Cyprus. As at April 5, 2006, a total of 238,559,665 shares or approximately 95.43% of Lanitis Bros Public Limited outstanding share capital had been acquired. The total consideration paid for these shares was €71.5 million excluding acquisition costs. Lanitis Bros Public Limited has been delisted from the Cyprus Stock Exchange, and we intend to acquire the remaining shares.

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

We believe the following critical accounting policies include our more significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of our board of directors.

Basis of presentation and consolidation

Our consolidated financial statements are prepared in accordance with US GAAP. We consolidate all entities that we control by ownership of a majority voting interest, and consolidate variable interest entities for which our company is the primary beneficiary, should such circumstances arise.

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

We use the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. Our consolidated net income includes our share of the net earnings of these companies. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. However, our consolidated net income for the period and our shareholders’ equity at the end of the period are the same whether the investment in the company is accounted for under the equity method or the company is consolidated. Our judgments regarding the level of influence over each equity method investment include considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Intangible assets

Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2005, we had €2,786.3  million of intangible assets recorded on our balance sheet, reflecting 41.5% of our total assets. The main components of this intangible asset balance were €1,996.4 million of franchise rights related to our bottler’s agreements with The Coca-Cola Company, €29.0 million of trademarks and €756.7 million of goodwill.

The Coca-Cola Company does not grant perpetual franchise rights outside the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations, and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have finite lives, they would be amortized over their useful lives.

In accordance with Financial Accounting Standards Board (FASB) Statement No.142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights and trademarks) are not amortized but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

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

Statutory termination and pension plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (‘Statement No. 132 (revised)’). The Company adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as of January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

A number of the Company’s operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

Derivative financial instruments

We use derivative financial instruments for hedging purposes. Interest rate swaps and option cap agreements are used to manage interest-rate risk exposure. Foreign currency forward and option contracts and currency swaps are used to manage foreign currency exposure. We also use futures contracts to manage our exposure to changes in the price of sugar.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The fair values of derivative financial instruments are estimated based on dealer quotes and independent market valuations. Changes in the fair value of derivative financial instruments are recognized periodically in either income or in shareholders’ equity as a component of comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

Income taxes

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items which involve determination of the income tax expense and related balance sheet accounts.

Deferred tax assets represent items to be used as a deduction or credit in future tax returns. As at December 31, 2005, we have approximately €138.4 million of deferred tax assets related principally to operating loss carry-forwards arising from operations outside Greece, and temporary differences in the deduction of depreciation and accrued expenses. Ordinarily, operating loss carry-forwards are only capable of being utilized by each of the operating entities that recorded the loss. We have established a valuation allowance of approximately €11.1 million for deferred tax assets that we do not believe will be realized. The estimate of the amount of the valuation allowance is based upon our estimate of future taxable income and other relevant factors such as time limitations on the utilization of net operating losses.

Tax assessments may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of probable outcomes.

Contingencies

Our company is subject to various claims and contingencies related to legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. For additional information, see also Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings”.

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

General

We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company’s ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottler’s agreements entered into between The Coca-Cola Company and us. You should read Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company” for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottler’s agreements.

Purchase of concentrate

Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2005 amounted to €938.6 million, as compared to €859.0 million in 2004, and €848.6 million for 2003. Concentrate represented approximately 34.1% of our total cost of goods sold in 2005, as compared to 34.3% in 2004, and 34.7% in 2003. The cost of concentrate as a percentage of our cost of sales has been reducing slowly over time, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and juices has increased in response to increased demand for these products. Under our bottler’s agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottler’s agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

Marketing and promotional support

The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €39.8 million, €47.0 million and

€41.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2005, such contributions totaled €17.6 million as compared to €21.1 million in 2004 and €19.0 million in 2003. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2005, these contributions amounted to €22.2 million compared to €25.9 million in 2004 and €22.2 million in 2003. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €26.6 million in 2005 as compared to €15.0 million in 2004 and €22.5 million in 2003. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

Other transactions with The Coca-Cola Company

We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2005, the Company received total cash proceeds of €6.4 million for the sale of the water brand, Bankia. In 2004, we sold trademarks to The Coca-Cola Company for total cash proceeds of €11.2 million. Of this, €8.6 million related to the sale of Gotalka water brands, particularly Bistra, and the remainder to the sale of the Bosnian water brand, Olimpija. The €2.6 million payment for the Olimpija brand was outstanding as at December 31, 2004, and payment was received in the first quarter of 2005. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks of which, €2.3 million related to the sale of the Romanian water brand, Dorna, in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark, NaturAqua, to The Coca-Cola Company in 2002 for €5.3 million. The consideration received for NaturAqua requires reimbursement, if certain performance criteria are not met over a five-year period from 2002 to 2006.

Other income primarily comprises a toll-filling relationship in Poland in 2005 of €11.4 million and a toll-filling relationship in Hungary in 2003 of €4.9 million, and rent, facility and other costs of €2.1 for the year ended December 31, 2005 as compared to €1.7 million for the year ended December 31, 2004 and €6.8 million for the year ended December 31, 2003. Other expenses relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €1.4 million in 2005, €4.2 million in 2004 and €14.6 million in 2003. With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €89.4 million in 2005, as compared to €49.7 million in 2004 and €47.0 million in 2003. The purchases of finished goods are primarily purchases of PowerAde product. The growth over the period was due to the roll-out of PowerAde across additional markets and increased demand within existing markets. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of inventory from Beverage Partners Worldwide amounted to €44.2 million in 2005, as compared to €27.8 million in

2004 and €21.4 million in 2003. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2003 to 2005 reflects both the broader availability of Nestea products across our markets and increased demand for those products, along with the introduction of Nescafé Xpress in 2005.

During 2005, we sold €11.8 million of finished goods and raw materials to The Coca-Cola Company, a slight increase on sales for 2004 of €8.4 million and for 2003 of €7.0 million.

Amounts payable to and receivable from The Coca-Cola Company

As at December 31, 2005, The Coca-Cola Company owed us €68.6 million, as compared to €45.1 million as at December 31, 2004, and €49.3 million as at December 31, 2003. We owed The Coca-Cola Company a total of €92.0 million, €69.3 million and €68.4 million as at December 31, 2005, 2004 and 2003, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

Economic conditions and pricing in our emerging and developing countries

Our developing and emerging countries have lower disposable income per capita than our established countries and continue to be subject to economic volatility from time to time. Incidents of currency devaluation, or revaluation, the level of inflation, the rate of economic growth and the rate of unemployment in those countries influence consumer confidence and consumer purchasing power and, in turn, the consumption of our products. For example, in 2004 and 2005, Nigeria faced political, social and economic unrest and several fuel shortages, which all together adversely affected our sales volume in that country. A central element of our strategy for achieving sustainable profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to attain the optimal combination of pricing and sales volume.

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

Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs, when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs, when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2005, for example, approximately 20% of our net purchases of property, plant and equipment were for coolers.

Raw material costs

Raw material costs, including concentrate, represented 75.6% of our total cost of goods sold in 2005, as compared to 77.1% in 2004 and 76.9% in 2003. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the European Union of all but one of our developing countries has lead to an increase in the cost of sugar. For additional information, see below under “The impact of governmental, economic, fiscal, monetary and political policies—Expansion of the European Union.”

Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended in June 2004 on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company’s European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status, and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices. During 2005, we made purchases from Frigoglass S.A. totaling €143.8 million, compared to €165.1 million in 2004 and €155.6 million in 2003. In 2005, we purchased from Frigoglass S.A. €55.8 million of raw and packaging materials and €88.0 million of coolers and other cold drink equipment and spare parts. This compares to €66.3 million for purchases of raw and packaging materials and €98.8 million for the purchase of coolers and other cold drink equipment and spare parts in 2004 and €49.8 million and €105.8 million, respectively, in 2003. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A.” for additional information on our relationship with Frigoglass S.A.

Weather conditions

Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue. For example, in 2003, favorable summer weather conditions contributed to our sales volume in Italy and Switzerland, whilst Russia’s positive volume growth in 2003 was partially held back by extremely poor weather over the same period. In the first half of 2004, we experienced increased rainfall and low temperatures across Europe. In addition, two weeks of continuous rainfall in Nigeria during December 2004 severely disrupted our distribution. In 2005, favorable weather conditions contributed to our sales volume growth in most of our territories.

Seasonality

Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2005, for example, we realized 20.1% of our sales volume in the first quarter, 28.1% in the second quarter, 28.8% in the third quarter and 22.9% in the fourth quarter.

Foreign currency

Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

•       Our operating companies, other than those in Italy (Northern and Central), Greece, Austria, the Republic of Ireland, have functional currencies other than our reporting currency, the euro, and, as a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

•       Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead, in turn, to reduced gross profit margins. As at December 31, 2005, all of our concentrate, which represents 45.2% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian Naira.

•       Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Impact of inflation

The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. FASB Statement No. 52 (“Statement No. 52”) provides that, in a highly inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related statement of income within other income (expense). Belarus was classified as a highly inflationary economy for the year ended December 31, 2005. Our operations there ceased applying hyper-inflationary accounting with effect from January 1, 2006. Our operations in Serbia ceased applying hyper-inflationary accounting with effect from January 1, 2005. Our operations in Romania ceased applying hyper-inflationary accounting with effect from July 1, 2004, while our operations in the Russian Federation and Ukraine ceased applying accounting for entities operating in highly inflationary economies with effect from January 1, 2003. In each of the 2005, 2004 and 2003 fiscal years, the impact on the statement of income of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal.

For all other countries, which are not considered highly inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders’ equity.

Taxation

The Greek statutory income tax rate for 2005 was 32.0%, set to decrease to 29.0% in 2006 and 25.0% in 2007. Statutory income tax rates in the countries in which we operate range from 0% to 37.0%. Our effective income tax rate increased to 28.1% for 2005, as compared with 21.7% in 2004. This increase was mainly attributable to the reduction in tax laws and rates changes and in expenses that are not deductible for tax purposes, an increase in local taxes and a decrease of capital investment incentives.

Amortization and impairment of intangible assets

As discussed above under “Application of critical accounting policies—Intangible assets”, intangible assets comprise a significant portion of our balance sheet. We consider that 99.9% of the €2,786.3 million of intangible assets recorded on our balance sheet as at December 31, 2005 relates to assets that have indefinite useful lives.

Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, impairment assessments were conducted in each of the three years ended December 31, 2005 and no impairment was indicated.

Impact of governmental, economic, fiscal, monetary and political policies

Expansion of the European Union

On May 1, 2004, nine countries in which we operate entered the European Union. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. These countries have implemented extensive reforms to enable the transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the European Union. We believe that, overall, we will benefit from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the European Union.

The enlargement of the European Union has resulted in the application to all but one of our developing countries of European Union labor, tax, accounting and environmental regulations, with a resulting increase in the cost and complexity of compliance, at least in the short-term. In particular, the implementation of the European Union packaging directive in the new European Union countries has further restricted our ability to use certain packaging materials or methods.

As of May 1, 2004, our European Union accession countries have adopted the European Union sugar regime. This means that the minimum selling price for sugar has become the European Union intervention price plus the cost of transport and profit margin. Our operations in these nine countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners has increased as a result of the accession to the European Union of these countries. Prior to May 1, 2004, our sweetener prices varied from just below to significantly below the European Union intervention price. Post accession there has been significant rise in sweetener costs in these countries.

The entry into the European Union of eight of our developing countries has also increased their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. At least at present, the prices of our products in our European Union developing countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company, sold in the other European Union countries. In addition, the enlargement of the European Union could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our European Union developing countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from European Union countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

The Coca-Cola Company may also seek to increase concentrate prices in our nine countries that entered the European Union in 2004 in order to bring concentrate prices in those countries in line with the rest of the European Union, in which case, maintaining our profit margin will partly depend on our ability to recover the increased concentrate cost by implementing price increases in the relevant countries.

Bulgaria and Romania are scheduled to enter the European Union in 2007, while Croatia has submitted an application for entry to the European Union. On April 20, 2003, the European Commission recommended that Croatia be granted formal European Union candidate status. Currently however, the adoption of a timetable for Croatia to start accession negotiations with the European Union has been postponed.

European Union competition law

Our business activities affecting the European Union are subject to EU competition law. Between 1999 and 2004, the Directorate General for Competition of the European Commission conducted an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. In 2004, together with The Coca-Cola Company and other Coca-Cola bottlers, we engaged in a dialogue with the European Commission to identify and address the commercial practices under review by the Commission. As part of this dialogue, we submitted draft proposals incorporating undertakings that address all such practices in the European Union. On June 22, 2005, the European Commission announced that it had adopted a Commitment Decision based on this undertaking and following consultation with us, The Coca-Cola Company and the other Coca-Cola bottlers, as well as national competition authorities of the member states of the European Union, relied on the undertaking as a basis for terminating its investigation. The undertaking potentially applies in 27 European countries, covering those channels of distribution where The Coca-Cola Company-branded CSDs account for over 40% of the national sales and twice the nearest competitor’s share. The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applies to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. As part of our dialogue with the European Commission, we had already taken steps to adjust some of our commercial practices prior to the adoption of the Undertaking, and we believe that the implementation of the undertaking will not have a material adverse effect on our business and financial results. The full text of the undertaking is available on our corporate website at www.coca-colahbc.com.

The admission to the European Union on May 1, 2004 of the eight Central and Eastern European countries mentioned above along with the acquisition in 2006 of operations in Cyprus, has increased the potential impact of EU competition law on our business.

Adoption of International Financial Reporting Standards by Greek companies

In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, Greek legislation has provided that Greek publicly-traded companies prepare their statutory financial statements in accordance with IFRS with effect from January 1, 2005.

A. Operating results

Year ended December 31, 2005 compared to year ended December 31, 2004

The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2004 to the year ended December 31, 2005.

	Coca-Cola Hellenic Bottling Company S.A.
	2005	2004	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	4,633.9	4,201.9	10.3
Cost of goods sold	(2,749.9)	(2,500.9)	10.0
Gross profit	1,884.0	1,701.0	10.8
Selling, delivery and administrative expenses	(1,433.3)	(1,279.2)	12.0
Operating profit	450.7	421.8	6.9
Interest expense	(56.2)	(66.9)	(16.0)
Interest income	3.3	6.6	(50.0)
Other income	2.5	4.2	(40.5)
Other expense	(3.0)	(8.3)	(63.9)
Income tax expense	(111.8)	(77.4)	44.4
Share of income of equity method investees	23.9	5.2	359.6
Minority interests	(10.5)	(13.1)	(19.8)
Net income	298.9	272.1	9.9
COP	757.6	708.8	6.9
Unit case volume	1,539.1	1,404.0	9.6

The following table shows certain income statement and other financial data for the years ended December 31, 2005 and December 31, 2004, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2005	2004
Net sales revenue	100.0	100.0
Cost of goods sold	(59.3)	(59.5)
Gross profit	40.7	40.5
Selling, delivery and administrative expenses	(30.9)	(30.4)
Operating profit	9.7	10.1
COP	16.3	16.9

Volume

In 2005, our sales volume increased by 135.1 million unit cases, or 9.6%, compared to 2004. This reflects a diverse performance across our business. Our emerging markets accounted for 72.1% and our developing markets for 27.8% of the increase, respectively, with our established markets experiencing essentially flat sales volume growth.

The major contributor to our growth was our operation in the Russian Federation, representing a 30.1% contribution to the increase in total sales volume with strong double-digit volume growth across all product categories. This result has been achieved through the expansion of our portfolio, our focus on market execution through model outlets and the continuous roll out of coolers. Romania performed very well, with a 13.0% contribution to sales volume, driven by strong market execution and continued strong performance of its water business. Nigeria and Ukraine accounted for 10.0% and 12.5%, respectively, of our total sales volume increase. The remaining emerging markets contributed 6.6% to our sales volume growth.

The performance of our established markets was flat compared to 2004. Italy achieved volume growth due to gains in market share. Switzerland, Austria and Greece were impacted by increased competition from private labels in the fast growing large retailer channel.

All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 15.3% to our total sales volume increase, driven by strong execution in our brand packaging and pricing strategy. The remaining developing countries contributed 12.5% to our sales volume growth.

Net sales revenue

We recognize net sales revenue at the time we deliver products to our customers. You should read “Critical accounting policies—Revenue recognition” for more information on when we recognize revenue. Of the €432.0 million increase in net sales revenue in 2005 compared to 2004, €306.6 million, or 71.0% of the increase, was attributable to the emerging markets segment. The contribution of our operations in the Russian Federation to this result was €138.6 million. This reflected volume growth of 21.6% as a result of our focus on market execution through model outlets and continuous roll-out of coolers as well as the expansion of our outlet coverage and distribution. In addition, Romania contributed €61.6 million as a result of strong execution in brand, packaging and pricing strategy and continued strong performance in our Romanian water business. Nigeria made a positive contribution of €56.1 million, a 19.8% increase compared to 2004, primarily aided by volume growth of 10.4%. The Russian Federation, Romania and Nigeria, all benefited from the strengthening of the local currency against the euro.

Our established countries contributed €16.9 million, or 3.9% to the total result. Italy made a positive contribution of €23.0 million, reflecting an improvement in pricing, channel mix and new product launches, while Greece made a negative contribution of €12.5 million, primarily due to increased competition from private labels in the fast growing large retailer channel.

In the developing markets, net sales revenue increased by €108.5 million over 2004. The increase comprised a €57.2 million contribution from our Polish operation combined with a positive contribution of €51.3 million from the remaining developing market countries.

Overall pricing, in terms of net sales revenue per unit case remained stable, at €3.01 in 2005, slightly increased from €2.99 in 2004. This largely reflects the effect of our initiatives to improve channel / package mix and pricing, mostly offset by the increased importance of net sales revenue from our relatively low priced Russian operation and the increased contribution of water in our sales volume, due to the fact that prices of our water products are generally lower than the weighted average prices for our products in other product lines.

Cost of goods sold

Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case marginally increased from €1.78 in 2004, to €1.79 in 2005 as a result of significant pressure from higher raw material costs and restructuring costs, partially offset by the success of our supply chain optimization initiatives. Restructuring costs for 2005 amounted to €14.3 million, of which €6.8 million was in the form of redundancy charges,  €6.6 million was in the form of accelerated depreciation and €0.9 million was in the form of impairment charges to production equipment. These costs primarily relate to the initiatives to develop a single all-island production facility in Ireland. They also reflect the rationalization of the production capabilities between the Czech Republic and Slovakia. By comparison, no restructuring charges were reflected in cost of goods sold in 2004.

The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally decreased from 20.4% of our net sales revenue in 2004, to 20.3% in 2005, reflecting an increase in 2005 of net sales revenue relating to our own water brands and juices, as well as the weakening of the US dollar against the euro and other local currencies. Depreciation included in our cost of goods sold increased from €139.9 million in 2004 to €146.3 million in 2005, primarily as a result of accelerated depreciation in connection with the redundancy charges described above.

Gross profit

Our gross profit margin increased from 40.5% in 2004, to 40.7% in 2005, as a result of volume growth, per unit case revenue growth and our continued efforts to manage costs and improve production efficiencies. The effect of foreign exchange on gross profit margin was largely neutral.

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

In 2005, selling costs (including depreciation) amounted to €720.4 million or 15.5% of our net sales revenue, as compared to €624.1 million, or 14.9% in 2004. The increase was due to the growth in sales and associated selling costs, particularly in the Russian Federation, Poland and Italy. The increase in selling costs reflects our focus on strengthening our sales force and improving marketing efforts.

Delivery costs (including depreciation) increased, in absolute terms, to €387.7 million in 2005 from €338.9 million in 2004 reflecting increased sales volume and higher costs. These higher costs, mainly from reflecting increased fuel costs is reflected in the increase in delivery costs (including depreciation) as a percentage of our net sales revenue from 8.1% in 2004 to 8.4% in 2005. Restructuring costs of €5.6 million were incurred in 2005 reflecting redundancy charges of €3.2 million, €1.3 million of accelerated depreciation and €1.1 million of charges in relation to an onerous lease. These charges were incurred primarily in respect of the consolidation of warehousing facilities in Austria and the Republic of Ireland. This compared with redundancy charges of €7.5 million and asset impairment charges of €3.6 million incurred in 2004 in respect of the consolidation of production and warehousing facilities in Greece, Austria, the Republic of Ireland and Northern Ireland.

Administrative expenses (including depreciation) amounted to €325.2 million in 2005, compared to €316.2 million in 2004. Administration costs decreased as a percentage of net sales revenue, from 7.5% in 2004 to 7.0% in 2005, reflecting our efforts to keep administration costs under control.

The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2005 would be €1,496.3 million, and our gross margin 32.3% compared to €1,362.1 million and 32.4%, respectively, for 2004.

Operating profit

Operating profit increased by 6.9% reflecting primarily sales volume growth, gross profit margin improvement and controlled growth in our operating expenses.

Interest expense

Interest expense decreased from €66.9 million for 2004 to €56.2 million for 2005. This decrease reflected the successful tender offer, on July 12, 2004, for €322.0 million of the outstanding debt on the Eurobond which matured in June 2006. In addition, we repaid the €300.0 million Eurobond in December 2004. This was partially offset by the increased level of debt under our commercial paper program, which was used mainly to fund our acquisitions.

Interest income

Interest income decreased from €6.6 million for 2004 to €3.3 million for 2005 due to lower level of excess funds for investment by our Nigerian operation.

Other income

Other income of €2.5 million in 2005 is comprised of €2.1 million of gains on sales of financial investments and €0.3 million of foreign currency exchange gains and €0.1 million of external dividends received. In 2004, other income of €4.2 million consisted of €3.5 million representing gains on interest rate swaps that were not eligible for hedge accounting and €0.7 million of foreign currency exchange income including exchange gains from re-measurement of certain currencies into functional currencies in highly inflationary countries.

Other expenses

Other expenses of €3.0 million in 2005 consist of losses on interest rate swap that were not eligible for hedge accounting. Other expense of €8.3 million in 2004 consisted of exchange losses of €3.4 million and €4.9 million of losses on interest rate swaps that were not eligible for hedge accounting.

Income tax expense

The effective tax rate increased from 21.7% in 2004 to 28.1% in 2005. Of this increase, 3.6% or €19.2 million was attributed to the enactment of lower statutory tax rates in a number of our territories, such as Austria and the Czech Republic, which produced a one-off benefit from the reassessment of significant deferred tax balances in 2004 that was not repeated in 2005. In addition, expenses that are not deductible for tax purposes, tax holiday exemptions and capital investment incentives were decreased. This decrease was partially offset by the reduced impact of additional local taxes and income not subject to tax.

Share of income of equity method investees

The share of income of equity method investees primarily reflected the results of the Multon group and Brewinvest S.A., joint ventures in which we hold a 50% interest, which are engaged in production and distribution of juice products in the Russian Federation and in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, respectively. The share of profit of equity method investees increased from €5.2 million in 2004 to €23.9 million in 2005, with €20.1 million of the increase being attributable to the acquisition of the Multon group in 2005.

Minority interests

Minority interests consist primarily of the public shareholders’ 33.8% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests decreased from €13.1 million in 2004 to €10.5 million in 2005, due to a decrease in contribution to our net income from our Nigerian operations.

Net income

Net income was €298.9 million in 2005, as compared to €272.1 million in 2004. The €26.8 million increase, as explained above, was primarily due to the improvement in our operating profit and share of income from equity method investees and reduced interest expense, partially offset by an increase in the charge for income tax.

COP

In 2005, COP increased by 6.9% over 2004 for the same reasons underlying the increase in operating profit during the same period.

Year ended December 31, 2004 compared to year ended December 31, 2003

The following table shows certain statements of income and other financial data as well as the change in percentage terms from the year ended December 31, 2003 to the year ended December 31, 2004.

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

Net sales revenue

Our net sales revenue in 2004 of €4,201.9 million reflected an increase of €184.4 million over the net sales revenue of 2003. Of this €184.4 million increase, €109.0 million or 59.1% was attributable to the emerging markets segment. The contribution of our Russian operations was €76.2 million, reflecting volume growth of 18.1%, as a result of continued cold drink equipment placements and new product launches. In addition, Romania contributed €20.4 million as a result of strong execution in our packaging, mix and pricing strategy and continued strong performance in our Romanian water business. Nigeria made a negative contribution of €11.9 million, a 4.0% decrease compared to 2003, as the strengthening of the euro against the Nigerian naira reversed gains in net sales revenue under local currency of 8.3%.

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

The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally decreased from 21.1% of our net sales revenue in 2003, to 20.4% in 2004 reflecting an increase in 2004 of net sales revenue relating to our own water brands and Amita juices, as well as the weakening of the US dollar against euro and other local currencies. Depreciation included in our cost of goods sold increased from €132.2 million in 2003 to €139.9 million in 2004, primarily as a result of the first time full year contribution of Römerquelle GmbH.

Gross profit

Our gross profit margin increased from 39.2% in 2003, to 40.5% in 2004, as a result of volume growth and our continued efforts to manage costs and improve production efficiencies. The increase was also aided by the first time full year contribution of Römerquelle GmbH because the average gross profit margin of our water products is generally higher than the weighted average gross profit margin in other product lines. The effect of foreign exchange on gross profit margin was largely neutral.

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

The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2004 would be €1,362.1 million, and our gross margin 32.4% compared to €1,247.7 million and 31.1%, respectively, for 2003.

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

Minority interests

Minority interests consist primarily of the public shareholders’ 33.7% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests increased from €11.0 million in 2003 to €13.1 million in 2004, due to an increase in contribution to our net income from our Nigerian operations.

Net income

Net income was €272.1 million in 2004, as compared to €231.9 million in 2003. The €40.2 million increase was due to the improvement in our operating profit and the reduction in income tax expense, for reasons discussed above.

COP

In 2004, COP increased by 8.9% over 2003 for the same reasons underlying the increase in operating profit during the same period.

Reporting segments

Year ended December 31, 2005 compared to year ended December 31, 2004

The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, 2005, in each case, both in absolute numbers and as a percentage of our group’s total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies’ funding requirements.

	Year ended December 31, 2005		Year ended December 31, 2004
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	563.5	36.6	563.5	40.1
Net sales revenue	2,261.8	48.8	2,244.9	53.4
Operating profit	251.0	55.7	245.8	58.3
Depreciation of property, plant and equipment	120.1	39.3	119.1	42.0
Amortization	0.1	50.0	—	—
Impairment of property, plant and equipment	—	—	3.6	100.0
COP	371.2	49.0	368.5	52.0
Total assets	3,625.6	54.1	3,538.6	59.3
Developing countries
Unit case volume	305.9	19.9	268.3	19.1
Net sales revenue	841.1	18.2	732.7	17.4
Operating profit	47.0	10.4	40.6	9.6
Depreciation of property, plant and equipment	68.9	22.5	64.4	22.7
Amortization	0.1	50.0	—	—
Impairment of property, plant and equipment	0.9	100.0	—	—
COP	116.9	15.4	105.0	14.8
Total assets	1,312.4	19.6	1,260.2	21.1
Emerging countries
Unit case volume	669.7	43.5	572.2	40.8
Net sales revenue	1,531.0	33.0	1,224.3	29.2
Operating profit	152.7	33.9	135.4	32.1
Depreciation of property, plant and equipment	116.8	38.2	99.9	35.3
COP	269.5	35.6	235.3	33.2
Total assets	1,714.0	25.5	1,172.8	19.7
Corporate / inter-segment receivables
Total assets	54.9	0.8	(8.1)	(0.1)
Total
Unit case volume	1,539.1	100.0	1,404.0	100.0
Net sales revenue	4,633.9	100.0	4,201.9	100.0
Operating profit	450.7	100.0	421.8	100.0
Depreciation of property, plant and equipment	305.8	100.0	283.4	100.0
Amortization	0.2	100.0	—	—
Impairment of property, plant and equipment	0.9	100.0	3.6	100.0
COP	757.6	100.0	708.8	100.0
Total assets	6,706.9	100.0	5,963.5	100.0

Established countries

The following table shows our volume performance for the year ended December 31, 2005 as compared to the year ended December 31, 2004:

	2005	2004	Change	Change
	(in millions of unit cases)%
Italy (Northern and Central)	180.4	178.0	2.4	1.3
Greece	144.9	145.8	(0.9)	(0.6)
Austria	86.8	89.7	(2.9)	(3.2)
The Republic of Ireland and Northern Ireland	75.8	72.9	2.9	4.1
Switzerland	75.6	77.1	(1.5)	(1.9)
	563.5	563.5	0.0	0.0

Sales volume in our established markets was 563.5 million unit cases in 2005, flat versus 2004. In Italy, volume growth of 1.3% was primarily due to market share gains. In the Republic of Ireland and Northern Ireland, we increased the sales of water and juices by introducing new packaging and increasing expenditure on marketing. Switzerland, Austria and Greece were particularly impacted by increased competition from private labels in the fast growing large retailer segment.

Our operations in established markets contributed €371.2 million to our COP for the year 2005, representing a 0.7% increase compared to 2004. Italy was the key driver of this segment’s profitability, delivering strong COP growth. This was due to the increasing strength of our execution in the immediate consumption channels, combined with our focus on reducing operating expenses and our continuous efforts to optimize pricing.

In 2005, we achieved an operating profit of €251.0 million for the established markets compared to an operating profit of €245.8 million in 2004. This is despite the increase in restructuring charges incurred by the established markets. Restructuring costs for 2005 amounted to €19.0 million, reflecting €10.0 of redundancy charges, €7.9 million of accelerated depreciation and €1.1 million of charges in relation to an onerous lease. These costs primarily relate to the initiatives to develop a single all-island production facility in Ireland and the rationalization of warehousing facilities in Austria and the Republic of Ireland. In 2004, redundancy charges of €7.5 million and asset impairment charges of €3.6 million were incurred in relation to the consolidation of production and warehousing facilities in Greece, Austria, the Republic of Ireland and Northern Ireland.

Developing countries

The following table shows our volume performance for the year ended December 31, 2005 as compared to the year ended December 31, 2004:

	2005	2004	Change	Change
	(in millions of unit cases)%
Poland	118.7	98.0	20.7	21.1
Hungary	74.7	69.2	5.5	7.9
Czech Republic	45.3	42.3	3.0	7.1
Croatia	25.3	23.5	1.8	7.7
Baltic countries	20.1	16.9	3.2	18.9
Slovakia	17.4	14.4	3.0	20.8
Slovenia	4.4	4.0	0.4	10.0
	305.9	268.3	37.6	14.0

Sales volume in our developing markets was 305.9 million unit cases in 2005, an increase of 14.0% over 2004. Poland was the key performer, achieving volume growth of 21.1%, driven by strong execution of our packaging, mix and pricing strategy and the performance of our Multivita water. Hungary and Czech Republic experienced sales volume increase of 7.9% and 7.1%, respectively.

Our operations in developing markets contributed €116.9 million to our COP in 2005, 11.3% above 2004. COP improvement was strong in this segment, driven by higher volume, improved gross profit margins and favorable currency impact, mainly in Poland, Hungary and Czech Republic.

In 2005, we achieved an operating profit of €47.0 million compared to an operating profit of €40.6 million in 2004.

Emerging countries

The following table shows our volume performance for the year ended December 31, 2005 as compared to the year ended December 31, 2004:

	2005	2004	Change	Change
	(in millions of unit cases)%
Russian Federation	229.4	188.7	40.7	21.6
Nigeria	143.6	130.1	13.5	10.4
Romania	123.5	106.0	17.5	16.5
Ukraine	60.9	44.0	16.9	38.4
Bulgaria	41.3	35.3	6.0	17.0
Serbia and Montenegro	39.0	38.8	0.2	0.5
Belarus	13.5	10.7	2.8	26.2
Bosnia and Herzegovina	12.5	13.1	(0.6)	(4.6)
Armenia	4.2	4.1	0.1	2.4
Moldova	1.8	1.4	0.4	28.6
	669.7	572.2	97.5	17.0

Sales volume in our emerging markets was 669.7 million unit cases in 2005, 17.0% above 2004. The Russian Federation achieved double-digit growth, benefiting from our continued cold drink equipment placements and new product launches. Romania performed very well, driven by strong market execution and continued strong performance of its water business. Nigeria achieved 10.4% growth, with strong performance in all product categories. Ukraine experienced 38.4% growth driven by positive performance in CSDs, energy drinks and water, under the Bonaqua trademark.

Our operations in emerging markets contributed €269.5 million to our COP in 2005, 14.5% above 2004. The Russian Federation and Romania delivered strong COP growth during 2005, mainly driven by sales volume growth, pricing and mix improvements and continued investment in cold drink equipment.

In 2005, we achieved an operating profit of €152.7 million compared to an operating profit of €135.4 million in 2004.

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

	Year ended December 31, 2004		Year ended December 31, 2003
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	563.5	40.1	552.8	41.0
Net sales revenue	2,244.9	53.4	2,189.5	54.5
Operating profit	245.8	58.3	244.1	64.9
Depreciation of property, plant and equipment	119.1	42.0	117.1	42.9
Impairment of property, plant and equipment	3.6	100.0	—	—
COP	368.5	52.0	361.2	55.5
Total assets	3,538.6	59.3	3,533.6	61.6
Developing countries
Unit case volume	268.3	19.1	276.4	20.5
Net sales revenue	732.7	17.4	712.7	17.7
Operating profit	40.6	9.6	33.5	8.9
Depreciation of property, plant and equipment	64.4	22.7	63.1	23.1
COP	105.0	14.8	96.6	14.8
Total assets	1,260.2	21.2	1,204.1	21.0
Emerging countries
Unit case volume	572.2	40.8	520.3	38.5
Net sales revenue	1,224.3	29.2	1,115.3	27.8
Operating profit	135.4	32.1	100.3	26.5
Depreciation of property, plant and equipment	99.9	35.3	92.7	34.0
COP	235.3	33.2	193.0	29.7
Total assets	1,172.8	19.7	1,035.6	18.1
Corporate / inter-segment receivables
Total assets	(8.1)	(0.1)	(39.4)	(0.7)
Total
Unit case volume	1,404.0	100.0	1,349.5	100.0
Net sales revenue	4,201.9	100.0	4,017.5	100.0
Operating profit	421.8	100.0	377.9	100.0
Depreciation of property, plant and equipment	283.4	100.0	272.9	100.0
Impairment of property, plant and equipment	3.6	100.0	—	—
COP	708.8	100.0	650.8	100.0
Total assets	5,963.5	100.0	5,733.9	100.0

Established countries

The following table shows our volume performance for the year ended December 31, 2004 as compared to the year ended December 31, 2003:

	2004	2003	Change	Change
	(in millions of unit cases)%
Italy (Northern and Central)	178.0	180.3	(2.3)	(1.3)
Greece	145.8	147.4	(1.6)	(1.1)
Austria	89.7	69.2	20.5	29.6
Switzerland	77.1	83.9	(6.8)	(8.1)
The Republic of Ireland and Northern Ireland	72.9	72.0	0.9	1.3
	563.5	552.8	10.7	2.0

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

Our operations in established markets contributed €368.5 million to our COP for the year 2004, representing a 2.0% increase compared to 2003. Italy and Austria were the key drivers of this segment’s profitability, each delivering strong COP growth. This was due to the increasing strength of our execution in the immediate consumption channels, combined with our focus on reducing operating expenses in Italy and our continuous efforts to optimize pricing in Austria.

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

Sales volume in our developing markets was 268.3 million unit cases in 2004, a decrease of 2.9% over 2003. The combination of the short-term macroeconomic challenges from the European Union accession of eight of the developing countries in which we operate, the effect of related price increases and adverse weather conditions had a negative impact on this segment’s sales volume in 2004. However, Poland outperformed the segment and achieved positive volume growth, driven by strong execution of our packaging, mix and pricing strategy and the first full year contribution of Multivita. The Czech Republic experienced a modest sales volume increase aided by 3% growth in our core brands during a very challenging year.

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

Cash flows provided by operating activities

Our cash flows provided by operating activities from the year ended December 31, 2003 to the year ended December 31, 2005 are as follows:

	2005	2004	2003
	(euro in millions)
Net income due to operating activities plus adjustments to reconcile net income to net cash provided by operating activities	590.4	525.0	514.0
Changes in operating assets and liabilities, net of effect of acquisitions	(45.2)	(35.3)	65.4
Net cash provided by operating activities	545.2	489.7	579.4

Our primary source of cash flow is funds generated from operations. In 2005, the increase in net cash provided by operating activities amounted to an additional €55.5 million over 2004. This was primarily due to solid business operating results, partially offset by increased working capital needs. In 2004, the decrease in net cash provided by operating activities amounted to €89.7 million as compared to 2003. This mainly reflects an unfavorable change in the working capital position, reflecting the forward buying of inventories in certain markets to protect against rising commodity prices, along with a worsening of the trade accounts receivable position.

Cash flows used in investing activities

Our cash flows used in investing activities from the year ended December 31, 2003 to the year ended December 31, 2005 are as follows:

	2005	2004	2003
	(euro in millions)
Purchases of property, plant and equipment	(410.8)	(354.4)	(340.7)
Proceeds from disposal of property, plant and equipment	27.4	21.0	14.9
Cash payments for acquisitions, net of cash acquired	(196.0)	(3.1)	(90.7)
Proceeds from sale of trademarks	9.0	8.6	7.6
Proceeds from sale of investments	5.1	6.7	3.0
Purchase of investments	(3.1)	(0.5)	(3.3)
Net cash used in investing activities	(568.4)	(321.7)	(409.2)

Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the three years ended December 31, 2005. We focus our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, minimizing the cash outflows and improving our returns on existing assets.

Set forth below are our purchases of property, plant and equipment in our three business segments for the period from the year ended December 31, 2003 to the year ended December 31, 2005. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2005		2004		2003
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	107.9	26.3	108.1	30.5	123.5	36.2
Developing countries	77.4	18.8	74.9	21.1	65.7	19.3
Emerging countries	225.5	54.9	171.4	48.4	151.5	44.5
Total purchases of property, plant and equipment	410.8	100.0	354.4	100.0	340.7	100.0

Purchases of property, plant and equipment for 2005 represented a €56.4 million, or 15.9%, increase over 2004. This increase was primarily due to cold drink equipment placements which have been a very successful part of our strategy. Additionally, we continue to strategically invest in production equipment and capacity in the fast growing single-serve packages, as well as in new production technologies for non-CSDs. The increase in capital expenditure by €56.4 million in 2005, compared to 2004 reflects mainly an increase of approximately €38 million in investment in production equipment.

Cash payments for acquisitions of €196.0 million in 2005 relate to the acquisition of the Multon group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited. In 2005, we received €6.4 million from The Coca-Cola Company in respect of the sale of the Bankia trademark. In 2003, the sale of trademarks resulted in the receipt of a further €7.6 million from The Coca-Cola Company. Of this, €2.3 million related to the sale of the Romanian water brand, Dorna, in 2003. The remainder of €5.3 million related to the transfer of our rights in the water brand trademark, NaturAqua, to The Coca-Cola Company in 2002. Cash payment for acquisitions of €3.1 million in 2004 related to Gotalka d.o.o. and the acquisition of a number of minority interests in our subsidiaries. Cash payments for acquisitions of €90.7 million in 2003 relate primarily to the acquisition of Römerquelle GmbH, Multivita sp. z o.o., Tsakiris S.A. and the acquisition of a number of minority interests. A full breakdown of the acquisitions is available in note 2 to the consolidated financial statements.

Cash flows (used in) provided by financing activities

Our cash flows (used in) provided by financing activities from the year ended December 31, 2003 to the year ended December 31, 2005 are as follows:

	2005	2004	2003
	(euro in millions)
Proceeds from issuance of debt	586.9	725.9	1,116.8
Repayments of debt	(373.4)	(854.5)	(814.3)
Payments on capital lease obligations	(16.6)	(11.7)	(10.7)
Return of capital to shareholders	—	(0.4)	(472.9)
Proceeds from issue of shares	36.6	19.2	3.4
Dividends paid	(75.5)	(52.5)	(50.0)
Net cash (used in) provided by financing activities	158.0	(174.0)	(227.7)

Issuances and repayments of debt include both short-term and long-term financing activities.

Issuances and repayment of debt in 2005 were primarily under the commercial paper program. The net issuance of debt for the year was €213.5 million. The additional funding was required in order to fund the acquisition of the Multon group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited.

On July 12, 2004, we announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matured in June 2006. On the same date, we successfully completed, through our wholly-owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed off our Euro Medium Term Note Program and has a term of seven years. Proceeds from the new issue were used to finance the tender offer and to partially fund our repayment of the €300.0 million Eurobond in December 2004.

Issuances of debt in 2003 primarily included a $900.0 million global offering of notes and issuances of commercial paper. The proceeds from the $900.0 million notes, which were received net of commission, were €795.3 million (at actual exchange rates). For additional information, see “Borrowings and funding sources” below. On December 17, 2003, we made the scheduled repayment of the €200.0 million Eurobond which had been issued two years earlier. During the course of 2003, we purchased and canceled €70.0 million of our outstanding June 2006 Eurobond. The buy-back was undertaken in order to reduce surplus cash and to reduce refinancing risk. In addition, all except for €10.0 million of commercial paper outstanding under the commercial paper program was repaid. The other significant debt repayment in the course of 2003 was the €48.9 million payment to “EWN” Getränke Holding GmbH, in respect of the acquisition of a 26.1% shareholding interest in our Swiss subsidiary, Coca-Cola Beverages AG.

During 2003, we performed a leveraged re-capitalization, with a view towards improving the efficiency of our capital structure. The re-capitalization involved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The return of capital commenced on December 5, 2003, with €472.9 million having been paid out by December 31, 2003. The capital return was financed with the net proceeds from the offering of $900.0 million notes issued. Detailed information on the leveraged re-capitalization can be found above under “Major recent transactions” and in note 17 to the consolidated financial statements.

In 2005, we received proceeds from the issue of shares of €36.6 million. This followed the resolution by our board of directors on December 21, 2005, to increase the share capital of the company by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to our company’s stock option plan. This was recorded as €1.2 million to issued capital and €35.4 million to additional paid-in capital. For further details on our employee stock option plan, refer to Item 6B, “Directors, Senior Management and Employees—Compensation—Stock Option Plan”.

In 2004, we received proceeds from the issue of shares of €19.2 million. This followed the resolution by our board of directors on December 22, 2004, to increase the share capital of the company by 1,344,852 ordinary shares, following the exercise of stock options by option holders pursuant to our company’s stock option plan. This was recorded as €0.6 million to issued capital and €18.6 million to additional paid-in capital.

We have paid sixteen consecutive annual dividends to the shareholders of our company, starting in 1991. We paid €66.7 million, €47.4 million and €45.0 million in the years ended December 31, 2005, 2004 and 2003, respectively. You should read Item 3A, “Key Information—Selected Financial Data—Dividend and dividend policy” for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

Our working capital position for the three years ended December 31, 2005 was as follows:

	2005	2004	2003
	(euro in millions)
Current assets	1,357.3	1,080.7	1,049.7
Current liabilities	(1,524.0)	(960.4)	(1,228.9)
Working capital	(166.7)	120.3	(179.2)
Add back: deposit liabilities on returnable containers	137.1	142.0	142.8
Working capital, excluding deposit liabilities	(29.6)	262.3	(36.4)

Our working capital as at December 31, 2005 decreased by €287.0 million over the working capital balance as at December 31, 2004. The main reason for this was the increase in the net balance of current debt, for the reasons discussed above in “Liquidity and capital resources—Cash flows (used in) provided by financing activities”. The working capital improvement of €299.5 million from December 31, 2003 to December 31, 2004 was primarily due to the decrease in the level of current debt held.

We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. Excluding our deposit liabilities for returnable containers held by customers, which amounted to €142.8 million at December 31, 2003, we would have had a negative working capital of €36.4 million at December 31, 2003. As at December 31, 2004, we had a positive working capital of €262.3 million excluding deposit liabilities for returnable containers of €142.0 million. Likewise, as at December 31, 2005, we had a negative working capital of €29.6 million excluding deposit liabilities for returnable containers of €137.1 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

Although we seek to finance our capital expenditures from operating cash flows, we may also use short-term borrowing facilities. As a result, we may operate with working capital deficits until these borrowings and expenditures are funded with either further operating cash flows or long-term borrowings. We review our cash requirements and financial resources on a monthly basis for a rolling 12-month period. We continue to maintain adequate current assets to satisfy current liabilities when they are due and have sufficient liquidity and financial resources to manage our day-to-day cash requirements. Taking into consideration our established borrowing facilities, operating cash flows and access to capital markets, we believe that we have sufficient liquidity and working capital to meet our present and budgeted requirements.

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

Cash and cash equivalents

Our cash and cash equivalent balances for the three years ended December 31, 2005 were as follows:

	2005		2004		2003
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro or euro equivalent	82.2	48.8	13.9	44.4	12.1	34.1
UK sterling	60.9	36.1	3.5	11.2	1.6	4.5
Nigerian naira	7.1	4.2	3.9	12.4	12.3	34.6
Swiss franc	1.7	1.0	2.2	7.0	1.7	4.8
Polish zloty	11.1	6.6	1.3	4.2	—	—
Other	5.5	3.3	6.5	20.8	7.8	22.0
	168.5	100.0	31.3	100.0	35.5	100.0

Our cash and cash equivalents balance at December 31, 2005 was €168.5 million, representing an increase of €137.2 million from the balance at December 31, 2004 and an increase of €133.0 million from the balance as at December 31, 2003. The increase of the cash and cash equivalents balance between 2004 and 2005 was principally the result of our strategy to build cash balances to pre-fund our June 2006 bond maturity and expected acquisition activity.

While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditures.

Debt—general

Our debt as at December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
	(euro in millions)
Short-term borrowings	310.0	76.0	84.4
Current portion of long-term debt	243.9	—	295.9
Current portion of capital lease commitments	19.8	15.0	10.8
Long-term debt, less current portion	1,278.4	1,424.6	1,302.9
Capital lease obligations, less current portion	50.3	32.5	30.8
Total long-term debt, including capital leases	1,592.4	1,472.1	1,640.4
Gross debt, including capital lease obligations	1,902.4	1,548.1	1,724.8
Cash and cash equivalents	(168.5)	(31.3)	(35.5)
Net debt	1,733.9	1,516.8	1,689.3

As at December 31, 2005, 55.7% of our gross debt was denominated in euro and 40.7% in US dollars. This compared to 53.8% in euro and 43.3% in US dollars, as at December 31, 2004, and 57.6% in euro and 41.2% in US dollars, as at December 31, 2003.

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

We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed and floating rate interest rate swaps, and interest rate cap options. As at December 31, 2005, 80% of gross debt (including leases) had been converted to floating rate obligation through the use of interest rate swaps. As at December 31, 2004 and 2003, 92% and 81%, respectively, of gross debt (including leases) had been converted to floating rate obligation through the use of interest rate swaps.

Over the period 2002 to 2004, we purchased interest rate cap options on floating rate obligation. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in net income. The option premiums are expensed to the statement of income through the option revaluation process. As at December 31, 2005 the options had a range of maturities from nine months to approximately two and a half years.

Commercial paper program and committed credit facilities

In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program at December 31, 2005 was €210.0 million and nil in December 31, 2004.

As at June 27, 2006, we had an outstanding balance of €228.5 million under the commercial paper program. This primarily reflects the funding of the acquisition of the Multon group, in 2005. The weighted average interest rate that applies to this outstanding balance is 2.91%.

As of December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, the Company has a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion. No amounts have been drawn under this facility.

US debt-shelf program

In December 2003, we registered with the SEC a debt-shelf program amounting to $2.0 billion guaranteed notes that we may issue from time to time through our wholly-owned Dutch finance subsidiary, Coca-Cola HBC Finance B.V. As at June 12, 2006, no amounts had been drawn under the debt-shelf program.

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

The program has been used five times since it was launched in 2001, raising a total of €1,975 million. The first Eurobond issue occurred in June 2001 at an interest rate of 5.25% and raised €625.0 million. The Eurobond had a maturity of June 2006, and has now been repaid in full. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding 5.25% Eurobond that matured in June 2006. On July 12, 2004, the Company finalized a successful tender offer for a further €322.0 million of the outstanding debt on the 5.25% Eurobond which matured in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue at an interest rate of 4.375%. The issue has a term of seven years. Proceeds from that issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million 4.0% Eurobond in December 2004. At December 31, 2005, there was €733.0 million of Eurobonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Term
June 2001	€233.0 million	Fixed 5.250%	5 years
July 2004	€500.0 million	Fixed 4.375%	7 years

The remaining €233.0 million outstanding on the 5.25% Eurobond was repaid in June 2006. The repayment of this Eurobond was pre-funded in March 2006, with the issue of €350.0 million of floating rate notes, maturing in March 2009. Part of the proceeds of the €350.0 million Eurobond were used to fund the acquisition of Lanitis Bros Public Limited. This issuance followed the renewal in March 2006 of our euro medium-term note program for a new amount of €2.0 billion. There are currently 1,650.0 million available under the current program, with €500.0 million outstanding under the old program which has been discontinued. At June 27, 2006, €850.0 million of Eurobonds were outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Term
July 2004	€500.0 million	Fixed 4.375%	7 years
March 2006	€350.0 million	Floating (EURIBOR + 0.2%)	3 years

Notes issued in the US market

On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€760.6 million at December  31, 2005 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€422.6 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€338.0 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, amounted to US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

The decision to use the US debt capital markets instead of the Eurobond market was driven by favorable pricing available in the US debt capital markets as compared to the Eurobond market and the desire to further diversify our funding sources.

Credit rating

Our credit rating by Standard and Poor’s is “A (stable)” and by Moody’s is “A3 (stable)” for long-term obligations and A-1 and P-2, respectively, for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

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

Interest rate risk

Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 27, 2006 have maturities ranging from July 2011 to September 2015. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

We have entered into interest rate swap agreements to convert our €233.0 million (originally €625.0 million) and €500.0 million fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps at December 31, 2005 were €733.0 million.

During 2003, we had also used cash flow interest rate swap agreements to convert a portion of the €200.0 million long-term floating rate debt issued under the same program to fixed rate debt. As at December 31, 2002, an unrealized loss of €1.2 million was recorded in other comprehensive income. The interest rate swap agreement matured in 2003, with the effect that the realized losses were recorded as interest expense.

During 2005, we recognized in other expense a loss of €3.0 million in relation to interest rate swaps that were not eligible for hedge accounting. By comparison, over the course of 2004, we recognized in other expense a net loss of €1.4 million in relation to interest rate swaps that were not eligible for hedge accounting. This amount was comprised of a €3.5 million gain included in other income, in respect of interest rate swaps that do not qualify for hedge accounting and a €4.9 million loss included in other expense, from the effect of the undesignation of a portion of our interest rate swaps. During 2003, we recognized in other income €4.4 million of gains on interest rate swaps that were not eligible for hedge accounting, comprised of a €4.5 million gain in respect of interest rate swaps that do not qualify for hedge accounting, offset by €0.1 million loss from the effect of the undesignation of a portion of our €925.0 million swaps.

During 2004 and 2005, we used interest rate and cross currency swaps to convert our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate debt based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements.

A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2005 would change interest expense on an annual basis by approximately €18.3 million. The effect of a 1% change in market interest rates for 2004 would have changed interest by approximately €15.7 million, and for 2003, approximately €15.0 million. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

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

At December 31, 2005, 2004 and 2003, we had forward foreign exchange contracts, principally between the euro and the US dollar, Polish zloty, Hungarian forint, Czech koruna, Swiss franc, Croatian Kuna and Romanian lei. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €145.0 million as at December 31, 2005, as compared to €149.3 million as at December 31, 2004 and €340.8 million at December 31, 2003.

During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under “Borrowings and funding sources—Notes issued in the US market”. At December 31, 2005 and 2004 the fair value of the cross currency swaps represented a payable of €43.3 million and €143.1 million, respectively.

Commodity price risk

We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. At December 31, 2004, we recorded an unrealized gain of €0.5 million in accumulated other comprehensive income as a result of our sugar futures contracts, which was realized, and recorded in cost of sales when the related sugar was utilized in 2005. This compares with an unrealized gain of €0.3 million as at December 31, 2003. There were no sugar futures outstanding at December 31, 2005.

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

Within the context of treasury operations, the group’s exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that the group is prepared to accept with respect to individual counterparties / countries. In addition, and in relation to derivative financial instruments, prior to the entering into any types of such instruments, the counterparty must have at least one credit rating which is no lower than AA-/Aa3. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution. The extent of the credit risk depends upon the instrument used. The degree of credit exposure associated with each instrument is determined by an Assessed Counterparty Exposure (“ACE”). An ACE is a measure of the perceived inherent credit exposure arising from transactions in each instrument or facility. The ACE calculation is based on a fair value of the position, the product maturity and the counterparty’s credit ratings. The total credit exposure to a counterparty/country is recognized as the sum of the ACE for all transactions entered into with that counterparty/country.

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

C. Research and development, patent and licenses

Not applicable.

D. Outlook and trend information

During the first quarter of 2006 our volume increased by 5.6% against the first quarter of 2005, while our net sales revenue increased by 11.2% over the first quarter of 2005. Our net sales revenue benefited from the strong volume growth, price realization and positive currency impact due to the positive translation effect resulting from the strengthening of the Russian and Romanian currencies against the euro. Pricing improved during the quarter across all segments, in line with our plans. This includes the developing markets where key countries such as Poland, Hungary, Croatia and Czech Republic realized strong performance and market share gains, following last year’s marketing initiatives to bring consumers back into our franchise. Cost of goods sold per unit case increased slightly from €1.81 to €1.93, reflecting raw material cost increases, primarily on sugar, cans and juice. We have continued to enhance our marketplace capabilities with the addition of new sales personnel and successfully rolling out our full beverage portfolio strategy.

In the first half of 2006, consistent with our strategy to accelerate growth in the non-CSD sector, we announced the completion of the acquisitions of 100% of Fresh & Co. d.o.o., jointly with The Coca-Cola Company, one of the leading producers of fruit juices in Serbia and we agreed, subject to regulatory approval, to acquire, jointly with The Coca-Cola Company, 100% of Traficante group, a producer of high quality mineral water in Italy with significant water reserves. In addition, we completed the acquisition of Lanitis Bros Public Limited, a Cypriot beverage company with a strong portfolio of products. Lanitis Bros Public Limited has a successful tradition as the market leader in CSDs in Cyprus, and also sells juices and dairy products. In February 2006, we agreed to acquire jointly with The Coca-Cola Company the Traficante group, an Italian mineral water company. We have received regulatory approval for this transaction and we intend to close the acquisition in the first half of July 2006.

During the first quarter of 2006, the Company recorded restructuring charges of €25.2 million before tax, comprised of cash restructuring charges of €17.1 million, accelerated depreciation of €1.7 million and impairment charges of €6.4 million. The restructuring charges primarily relate to initiatives in Greece, Ireland and Croatia. Specifically, on February 24, 2006, the Athens plant closed, and production was transferred to our Schimatari plant (which is 40 kilometers away from Athens). In addition, on March 10, 2006 our warehouses in Messologi, Corfu and Rhodes in Greece, closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. Restructuring charges of €11.8 million were recorded in respect of initiatives in Greece. In Croatia, €2.6 million of cash charges have been recorded in 2006 in respect of rationalization of our delivery function. In Ireland, our project to develop a single all-island production facility is proceeding well. During the quarter, we recorded €5.4 million of restructuring charges and €1.7 million of accelerated depreciation, mainly reflected in cost of goods sold. We expect to incur further cash charges of approximately €20.4 of cash charges and €6.2 million of accelerated depreciation over the next twelve months in relation to the project. A further €3.7 million of restructuring charges were incurred in relation to other restructuring activities throughout the Group. On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of  €5,869 for each day the Company failed to comply with its decision of  January 25, 2002, which imposed a fine on us for certain discount and rebate practices and required changes with respect to placing coolers in certain locations and lending them free of charge. The Greek Competition Authority imposed such penalty for the period from February 1, 2002 to February 16, 2006, which amounts in total to approximately €8.7 million. We believe we have substantial legal and factual defenses to the Authority’s decision and we intend to appeal it to the competent Greek courts.

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, as such term is defined for purposes of Item 5E of Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular disclosure of contractual obligations

The following table reflects our contractual obligations as at December 31, 2005, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(euro in millions)
Short-term borrowings	310.0	310.0	—	—	—
Long-term debt	1,522.3	243.9	0.3	2.3	1,275.8
Operating leases	66.1	21.1	30.0	9.3	5.7
Capital leases	70.1	19.8	29.4	13.8	7.1
Capital purchase obligations	73.9	73.9	—	—	—
Other long-term purchase obligations	336.6	334.7	0.4	0.4	1.1
Total	2,379.0	1,003.4	60.1	25.8	1,289.7

Refer to note 8 to our consolidated financial statements for further information regarding short-term borrowings and long-term debt. The above table does not reflect estimated future interest payments.

Refer to note 14 to our consolidated financial statements for further information regarding operating leases, capital leases, capital purchase obligations, and other long-term purchase obligations.

The above table does not reflect employee benefit obligations. Refer to note 10 to our consolidated financial statements for further information.

The above table does not reflect derivatives and hedging instruments, which are discussed in detail below under “Market Risk”.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors and senior management are responsible for our management. In particular, senior management is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines established by our board of directors. The board approves three-year strategic and financial plans and detailed annual budgets. The business address of our directors and senior management is c/o Coca-Cola Hellenic Bottling Company S.A., 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

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

Directors

Name	Age	Title	Initially Elected
George David	69	Chairman of the Board	January 2, 1981
Doros Constantinou	55	Managing Director	August 22, 2003
Alexander (Sandy) R.C. Allan	61	Non-Executive Director	September 3, 2001
Kent Atkinson	61	Non-Executive Director	September 6, 2000
Antonio D’Amato	49	Non-Executive Director	January 1, 2002
Irial Finan	49	Non-Executive Director	October 23, 1997(1)
Leonidas Ioannou	66	Non-Executive Director	January 2, 1981
Anastasios P. Leventis	65	Vice-Chairman of the Board	October 27, 2000
Haralambos K. Leventis	63	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	67	Non-Executive Director	September 6, 2000
Nigel Macdonald	61	Non-Executive Director	June 17, 2005
Samir Toubassy	66	Non-Executive Director	September 6, 2000

(1)          Mr. Finan originally served as a member of the board of directors of Hellenic Bottling Company S.A. from October 23, 1997 to August 30, 2000 (Hellenic Bottling Company S.A. consummated its acquisition of Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on August 9, 2000). He then served on the board of directors from May 18, 2001 to August 21, 2003. His current term began on June 17, 2005.

George David

Mr.  David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies owned by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Limited from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Titan Cement Company S.A. and Allatini AVEE. Mr. David is a trustee of the A.G. Leventis Foundation and is also actively involved with a number of other non-profit organizations. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

Mr.  Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with Price Waterhouse where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., one of the leading manufacturers of commercial refrigerators and packaging products worldwide with operations in 16 countries and a listing on the Athens Stock Exchange. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003. He also directly oversees the performance of our Greek and Cypriot operations.

Alexander (Sandy) R.C. Allan

Mr.  Allan started his career at The Coca-Cola Company in South Africa as finance manager of the Johannesburg bottler in 1968 and in 1971 joined the corporate audit team. In 1978, he joined the Southern and Central African division of The Coca-Cola Company, first as division finance manager and then as deputy division president. In 1986, he was appointed managing director of NatBev South Africa. In 1993, Mr. Allan was appointed president of the Middle East and North African division of The Coca-Cola Company, a position in which he served until 1999. In late 1999, he was appointed senior vice president of The Coca-Cola Company and president of the Asia Group business unit of The Coca-Cola Company. In March 2001, he was elected chief operating officer of the Asia Group business unit of The Coca-Cola Company and in April 2001, was elected executive vice president of The Coca-Cola Company. In August 2001, Mr. Allan was appointed president and chief operating officer for the Europe, Eurasia and Middle East business unit of The Coca-Cola Company, with effect from January 1, 2002. Mr. Allan held this position until May 1, 2005 when he retired from The Coca-Cola Company. Mr. Allan is a member of our human resource committee and social responsibility committee.

Kent Atkinson

Mr.  Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He continued as a non-executive director of that board until April 2003. He began his career in 1964 with the Bank of London in South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson is the senior independent director and chairman of the audit committee and a member of the remuneration and nominations committees of telent plc, a non-executive director and a member of the audit committee and the strategy and m&a committee of Gemalto N.V., as well as a non-executive director and chairman of the audit committee of Standard Life Assurance Company. Mr. Atkinson is chairman of our audit committee.

Antonio D’Amato

Mr.  D’Amato started his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and in 1991, he became president of the Finseda Group. Since 1996, Mr. D’Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he

was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D’Amato was appointed vice president of UNICE (Union of Industrial and Employers’ Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Irial Finan

Irial Finan is an executive vice president of The Coca-Cola Company and president of bottling investments and supply chain, responsible for managing The Coca-Cola Company’s equity investments in bottler operations, overseeing the operations of The Coca-Cola Company-owned bottlers around the world and managing the supply chain function. Mr. Finan joined the Coca-Cola system in 1981 with Coca-Cola Bottlers Ireland, Limited, based in Dublin, where for several years he held a variety of accounting positions. From 1987 until 1990, Mr. Finan served as finance director of Coca-Cola Bottlers Ireland, Limited. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Limited, based in Belfast. He was managing director of Coca-Cola Bottlers in Romania and Bulgaria until late 1994. From 1995 to 1999, he served as managing director of Molino Beverages, and joint managing director of Hellenic Bottling Company with operational responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, the Russian Federation and Nigeria. He was the lead member of the integration team in relation to the acquisition of Coca-Cola Beverages plc. In April 2000, Mr. Finan became one of our three regional directors and was given responsibility for 16 countries. Mr. Finan served from 2001 until 2003 as managing director of Coca-Cola Hellenic Bottling Company S.A. Mr. Finan joined The Coca-Cola Company and was named president of bottling investments in August 2004. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A., Coca-Cola Amatil Limited, and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He is also a non-executive director of eircom plc, non-executive director of Co-operation Ireland as well as a non-executive director of Alltracel Pharmaceuticals and chairman of their audit committee.

Leonidas Ioannou

Mr.  Ioannou, civil engineer and architect by training, is chairman of J&P-AVAX S.A. and director and president of the executive board of J&P group of companies, a group of privately held international building and civil engineering companies with offices in Nicosia, Athens, London and the Middle East. He is also the chairman of the Athenaeum Hotel and Touristic Enterprises S.A., which owns the Athenaeum Inter-Continental Hotel in Athens. Mr. Ioannou actively serves on the councils of several non-profit organizations and museums worldwide.

Anastasios P. Leventis OFR

Mr.  Leventis has been working in Nigeria for the group of companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of the Commander of the Order of the British Empire in the Queen’s Birthday Honors List of 2004 and was also honored with the award of Order of “Madarski Konnik” by the President of Bulgaria in 2004. He was appointed Officer of Order of the Federal Republic of Nigeria in 2002. Mr. Leventis also serves on the councils of several non-profit organizations.

Haralambos K. Leventis

Mr.  Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Limited, where he was the executive director responsible to the board for the management of the company. Mr. Leventis is a director of a number of companies in the Leventis group in Nigeria and elsewhere and also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith KCVO CMG

Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently a member of the council of London University, vice president of the British School of Athens and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael Llewellyn-Smith is chairman of both our human resources and social responsibility committees.

Nigel Macdonald

Mr.  Macdonald worked for 27 years with Ernst & Young before retiring as a partner in 2003. During that time, Mr. Macdonald served as a senior partner in Ernst & Young’s UK practice and served for a time as vice chairman of the accounting and auditing committees of its worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland of which he was the president between 1993 and 1994. He is also a member of the review panel of the Financial Reporting Council, is a member of the audit committee of the International Oil Pollution Compensation Fund, as well as a trustee of the National Maritime Museum and chairman of its remuneration committee and a member of its audit committee. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK’s Department of Trade and Industry and, from 1992 until the end of 2004 he was also a member of the Board of the British Standards Institute and chairman of its audit committee. From 1998 until 2005 he was a member of the UK Compensation Commission, serving on its specialist panels on Electricity and Water. Mr. Macdonald is a member of our audit committee.

Samir Toubassy

Mr.  Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980, he joined The Olayan Group as an Executive Vice President responsible for several of its operating companies. He is currently President of Olayan Development Corporation and Group Vice President of The Olayan Group. He also serves on several group boards. Mr. Toubassy is a board member of The Coca-Cola Bottling Company of Saudi Arabia and of the Frigoglass Group of Companies. He serves on the Board of Trustees of Thunderbird—The Garvin School of International Management. Mr. Toubassy is a member of the Advisory Board for the Churchill Archives Centre, Churchill College, Cambridge University and is also a member of the Dean’s Council, John F. Kennedy School of Government at Harvard University. Mr. Toubassy is a member of our audit committee.

Senior Management

Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	55	Managing Director
Manik (Nik) Jhangiani	40	Chief Financial Officer
John Brady	48	Region Director; Italy, Republic of Ireland, Northern Ireland, Russian Federation, Belarus, Ukraine and Armenia
Richard Smyth	48	Region Director; Austria, Poland, Hungary, Czech Republic, Slovakia and Slovenia
Pericles Venieris	48	Region Director; Switzerland, Croatia, Serbia, Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Nigeria
Alexis Sacre	55	Region Director; Estonia, Latvia, Lithuania, Bulgaria, Romania and Moldova
Jan Gustavsson	40	General Counsel and Company Secretary
Bernard P. Kunerth	51	Human Resources Director
Kleon Giavassoglou	54	Director of Supply Chain Services

Doros Constantinou

Mr.  Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under “Directors”.

Manik (Nik) Jhangiani

Mr.  Jhangiani commenced his career in the Coca-Cola system in 1998 as an international audit manager for The Coca-Cola Company. Mr. Jhangiani transferred to Coca-Cola Hellenic Bottling Company S.A. in September 2000, as director of internal audit. In January 2002, he was promoted to the role of group controller and in July 2004, became chief financial officer. Prior to joining the Coca-Cola system, Mr. Jhangiani held various audit and operational finance roles with Colgate-Palmolive Company, including serving as finance director for their start-up operation in Nigeria. He started his career in the New York office of Deloitte & Touche.

John Brady

Mr.  Brady joined the Coca-Cola system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for The Coca-Cola Company and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became region director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of Coca-Cola Hellenic Bottling Company S.A. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004 he was appointed president and chief executive officer for Coca-Cola Bottlers’ Sales and Services Company. In January 2006, Mr. Brady returned to Coca-Cola Hellenic Bottling Company S.A. as region director responsible for Italy, the Republic of Ireland, Northern Ireland, Russian Federation, Belarus, Ukraine and Armenia.

Richard Smyth

Mr.  Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia of the company’s nutritional drinks business. As vice president, he was responsible for the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé’s world-wide duty free business. He is responsible for our operations in Austria, Poland, Hungary, the Czech Republic, Slovakia, and Slovenia.

Pericles Venieris

Mr.  Venieris commenced his career with Hellenic Bottling Company S.A. in 1979. He held various positions in the finance and sales departments until 1991, when he was appointed general manager of the Rhodes and Corfu plants. In 1994, he was appointed general manager of our Bulgarian operations. In 1996, he was also assigned the responsibility for our South-West Greece division. In 1997, Mr. Venieris was appointed country manager of our Greek operations. In June 2001, he became a region director, with responsibility for Greece, Bulgaria, Romania, Moldova, the Former Yugoslav Republic of Macedonia and Serbia and Montenegro and, on September 1, 2002, he also assumed responsibility for Croatia, Bosnia and Herzegovina and Armenia. In January 2005, Mr. Venieris became region director for Switzerland, Croatia, Serbia, Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Nigeria.

Alexis Sacre

Mr.  Sacre graduated with an MS in Civil Engineering from the University of Texas and worked for D’Appolonia Consulting Engineers in Brussels and Paris until 1982. In 1983, he obtained an MBA from INSEAD and joined Abela, an International Food Service Company in London. He moved with Abela and managed its operations in Athens and Beirut. Mr. Sacre joined Coca-Cola Hellenic Bottling Company S.A. in 1997 when he was appointed country manager in Bulgaria. In 2002, he became country manager for Romania and Moldova. In September 2004, he became region director, responsible for Estonia, Latvia, Lithuania, Bulgaria, Romania and Moldova.

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

Bernard P. Kunerth

Prior to joining the Coca-Cola system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache, and Henkel in France and from 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He became group human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004.

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

•       setting annual targets and agreeing annual business plans which include a comprehensive program of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of the company’s performance progress.

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

Compensation and pension benefits of directors and senior management

The total remuneration paid to or accrued for our directors and senior management team during 2005 amounted to €8.0 million. Pension and post-employment benefits for directors and for our senior management team during 2005 amounted to €0.7 million. Members of our senior management team either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

We operate a management incentive plan for all our managers. In 2005, the individual incentive was based on annual business performance against targets in volume, COP and ROIC, as well as individual accomplishments against annual objectives. Individual objectives are set by senior management so as to be demanding but achievable. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €18.9 million to eligible employees under the plan based on individual and business unit performance for 2005.

Long-term incentive plans

All senior management, excluding our executive team, participate in our long-term incentive plans. We adopted these cash-based plans for implementation in 2003 as a replacement of the stock option plans for middle ranking employees. The plans cover three-year periods and incentive payouts for the 2003-2005 plan was based on ROIC performance against three-year objectives. Economic profit, which for purposes of these plans we define as adjusted operating profit minus cost of capital, replaced ROIC as the plan’s measure of performance starting from the 2004-2006 plan. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, less income tax expense and the tax shield. The target payout from the plan is determined for each individual based on their seniority, performance and potential. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this plan will have a greater motivational impact on the participating employees because they can more directly link their efforts to the performance of their specific business unit than under the stock option plan. We paid a total of approximately €4.7 million to eligible employees under the 2003-2005 plan based on business unit performance measured in terms of ROIC.

Stock option plans

Senior managers of our company are eligible to participate in our stock option plans. Options are viewed as an integral part of the total remuneration package for senior managers. We discontinued granting stock options to middle management as the long-term incentive plans fully replaced the stock option plans as part of their compensation.

Options are typically granted at an exercise price equal to the average value of the mid-price quotation of our shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

Options are approved by the board of directors upon the recommendation of the human resources committee following advice by management and based on a view of competitive market conditions for employee remuneration and employees’ performance. The stock option award for the managing director is approved by the board of directors based on the recommendation of the human resources committee.

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

The following table summarizes information about options outstanding as at December 31, 2005. The table also reflects the adjustments made to stock option exercise prices to reflect the impact of the re-capitalization of our company in 2003. For further information on the leveraged re-capitalization see Item 3A, “Key Information—Selected financial data”, as well as Item 5B, “Operating and Financial Review and Prospects—Major recent transactions”.

	Exercise Price(1)	Vesting status 2005	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€23.32	fully vested	—	—	—	07.11.2008	296,669
Sub Plan 2	20.97	fully vested	—	—	—	09.29.2008	13,103
Sub Plan 3	17.06	fully vested	—	—	—	12.08.2009	331,009
Sub Plan 4	14.68	fully vested	—	—	—	12.12.2010	840,677
Sub Plan 5	12.08	fully vested	—	—	—	06.27.2011	20,000
Sub Plan 6	14.53	fully vested	—	—	—	12.12.2011	407,810
2003 A Stock Option Plan	12.95	fully-vested	—	—	—	12.10.2012	68,900
2003-2004 Stock Option Plan/2003 Grant	16.76	two-thirds	12.15.2006	—	—	12.14.2013	421,905
2003-2004 Stock Option Plan/2004 Grant	18.63	one-third	12.03.2006	12.03.2007	—	12.02.2014	652,386
2005-2009 Plan/2005 Grant	23.30	none	12.02.2006	12.02.2007	12.02.2008	12.01.2015	794,600
Total							3,847,059

A summary of stock option activity under all plans in 2005 is as follows:

	Number of stock options	Weighted average exercise price(1)
Outstanding on January 1, 2005	5,506,872	€16.07
Granted	794,600	23.30
Exercised	(2,431,873)	15.07
Forfeited	(22,540)	17.73
Outstanding on December 31, 2005	3,847,059	€18.19
Exercisable on December 31, 2005	2,342,039	€16.50

(1)          Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

At the annual general meeting of June 17, 2005, our shareholders adopted a plan covering 2005 to 2009 to grant stock options for up to a maximum of 4,950,000 ordinary shares to executives subject to approval of the board of directors. In December 2005, the board of directors approved the grant of 794,600 stock options under this authorization, at an exercise price of €23.30, representing approximately 0.3% of our outstanding share capital as of December 31, 2005. The senior management team and our managing director received an aggregate of 505,000 stock options under this grant for their recent performance. One-third of the options and rights will vest on December 2, 2006, December 2, 2007 and December 2, 2008 with a final exercise period ending on December 1, 2015.

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

You should read note 18 to our consolidated financial statements for additional information on our stock option plans.

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

The following table summarizes information on stock appreciation rights outstanding on December 31, 2005. The table also reflects the adjustments made to stock option exercise prices to reflect the impact of the re-capitalization of our company in 2003. For further information on the leveraged re-capitalization see Item 3A, “Key Information—Selected financial data”, as well as Item 5B, “Operating and Financial Review and Prospects—Major recent transactions”.

	Exercise price(1)	Vesting status 2005	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan
1998 A	€23.32	fully vested	—	—	—	07.11.2008	158,792
1999	17.06	fully vested	—	—	—	12.08.2009	115,440
2000	14.68	fully vested	—	—	—	12.12.2010	119,500
2001	14.53	fully vested	—	—	—	12.12.2011	61,100
2002	12.95	fully-vested	—	—	—	12.10.2012	10,000
2003-2004	16.76	two-thirds	12.15.2006	—	—	12.14.2013	20,000
2004	18.63	one-third	12.03.2006	12.03.2007	—	12.02.2014	22,150
2005	23.30	none	12.02.2006	12.02.2007	12.02.2008	12.01.2015	24,500
Total							531,482

A summary of stock appreciation rights activity under all plans in 2005 is as follows:

	Number of SARs	Weighted average exercise price(1)
Outstanding on January 1, 2005	614,062	€17.66
Granted	24,500	23.30
Exercised	(105,607)	15.34
Forfeited	(1,473)	23.32
Outstanding on December 31, 2005	531,482	€18.37
Exercisable on December 31, 2005	485,547	€18.13

(1)          Reflects adjustments in the exercise prices due to the leveraged re-capitalization.

The compensation expense relating to the stock appreciation rights for 2005 amounted to €1.5 million. For the year ended December 31, 2004 the compensation expense in relation to stock appreciation rights amounted to €1.2 million and in 2003, to €0.9 million.

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

Forfeited shares (i)  do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over 12 months and the unamortized deferred compensation is reflected in shareholders’ equity. The expense for 2005, 2004 and 2003 totaled €2.2 million, €2.1 million and €1.5 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held in the plan are treated as outstanding for purposes of determining earnings per share.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

Employees of our subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees’ actuarially determined service period.

Our subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plans in Switzerland. The Austrian plans do not have plan assets.

Italian severance indemnity

Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability arose from local civil and labor laws and is calculated based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is based on the amount that the employee would be entitled to, on the expected date of termination.

Jubilee plans

We provide long service benefits in the form of jubilee plans to our employees in Austria, Nigeria, Croatia and Poland. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

Defined contribution plans

We also sponsor defined contribution plans covering employees at four of our subsidiaries. Our contributions to these plans were €6.3 million, €6.5 million in 2004 and €6.0 million in 2003.

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

In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities” for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company’s board members is to be paid out of our net income (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company’s paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company’s board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company’s share capital and if the court finds such compensation to be “exorbitant”. The remuneration of our directors is subject to approval by our shareholders.

Directors’ service agreements

Mr.  Constantinou, our managing director, has an employment agreement with the Company. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

The human resources committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Sandy Allan and Mr. George David. The chairman of the human resources committee is appointed by the board. The committee meets at least four times a year. The managing director and the human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

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

•       reviewing the effectiveness of corporate governance and internal control systems and, in particular, the external auditor’s management letter and management’s response.

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

Social responsibility committee

The social responsibility committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr. Sandy Allan and Mr. George David. The social responsibility committee takes responsibility for the development and supervision of procedures and systems to ensure the pursuit of our citizenship and environmental goals. The committee’s written terms of reference cover the following areas:

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

The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A summary report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with applicable regional and country managers, as well as the group’s chief financial officer, general counsel and corporate controller receive a copy of issued reports.

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

Recent rulemaking initiatives on corporate governance standards

The Sarbanes-Oxley Act of 2002

The Public Company Accounting Reform and Investor Protection Act of 2002, also known as the Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002, and contains significant new rules on corporate governance for US and foreign companies reporting in the United States, especially in the area of audit committee composition and authority. The SEC has subsequently issued a number of rules implementing the provisions of the Sarbanes-Oxley Act of 2002.

In particular, the Sarbanes-Oxley Act of 2002 requires public companies, both US and non-US, to file with each annual report an internal controls report prepared by management and attested by the company’s independent auditor. The report must assess the effectiveness of the company’s internal controls, over financial reporting, based on management’s evaluation as of the end of the fiscal year. The rules requiring filing of the internal control report will be effective in the case of non-US issuers for fiscal years ending on or after July 15, 2006. Accordingly, we will provide our first report on the company’s internal controls over financial reporting as part of our annual report on Form 20-F for the financial year ending December 31, 2006. As part of our annual report on Form 20-F, we will also be required to disclose the attestation report by our auditors relating to our internal control over financial reporting.

As part of our compliance program, we closely monitor SEC rulemaking pursuant to the Sarbanes-Oxley Act as it applies to us as a foreign private issuer.

Certain differences between our practices and the corporate governance listing standards of the New York Stock Exchange

Foreign companies listed on the New York Stock Exchange are required to disclose publicly any significant differences between their respective local laws and practices and the standards applicable to US companies, except with respect to standards duplicating mandatory corporate governance provisions included in the Sarbanes-Oxley Act of 2002, such as those relating to the composition of the audit committee by independent directors.

Greek corporate law and our corporate practices may differ in certain respects from the corporate governance listing standards of the New York Stock Exchange. In particular, these standards require US companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members. Based on the shareholders’ agreement (described in detail below under Item 7, “Major Shareholders and Related Party Transactions”) between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by The Kar-Tess Group and two are designated by The Coca-Cola Company. We have also appointed five directors that our board has determined to be independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D’Amato, Mr. Samir Toubassy and Mr. Nigel Macdonald. Our human resources committee, which fulfils the role of both the nominating/corporate governance committee and the compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. Sandy Allan and Mr. George David. Our human resources committee does not have sole authority to determine our managing director’s compensation.

We are continually reviewing our corporate governance standards and procedures in light of the relevant debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D. Employees

Employees

The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2005, 2004 and 2003.

	Average number of employees in(1)
	2005	2004
By Activity
Production and Warehousing	14,549	14,148
Sales and Marketing	15,319	14,077
Administration	4,868	4,904
Distribution	4,484	4,538
Total	39,220	37,667
By Segment
Established Countries	8,653	8,871
Developing Countries	7,387	6,904
Emerging Countries	23,180	21,892
Total	39,220	37,667

(1)   In addition to the information presented in the table above, we consider the 359 employees of Brewinvest S.A.’s CSD business, a joint venture in which we own 50%, to be our employees. We also consider the 3,044 of the employees of the Multon group, a joint venture in which we own 50%, to be our employees. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, on an annual basis we employ in excess of 4,000 seasonal employees.

Approximately 34% of our employees were members of the 36 independent trade unions operating in our business as of December 31, 2005. Trade union participation varies within our unionized countries, for example, in Nigeria, over 80% of our nearly 8,300 permanent employees are union members. Part of our workforce in Austria, Belarus, Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland, Italy, the Russian Federation, Slovenia, Serbia and Montenegro are also unionized. A further 60% of Coca-Cola HBC employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace.

We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, consultation takes place with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good. In 2005, there were no major business disruptions resulting from strikes or other industrial relations matters. In the past five years there was only one incident of significant work days lost due to industrial action. In 2004, political strikes against governmental increases in fuel prices organized by the food and drinks industrial unions in Nigeria resulted in a 15 day disruption to our plants there. In the first half of 2006 local restructuring programs resulted in industrial unrest in Greece and Croatia. In February 2006, an occupation of two warehouses and a plant in Croatia by a minority of employees ended after ten days when it was ruled to be illegal by the courts. Continuity of supply was not disrupted and the planned changes were implemented. In Greece, a restructuring program announced in January 2006 led to protests which included sporadic stoppages of short duration. The program was finalized in March 2006.

The Coca-Cola HBC European Works Council, “EWC”, was established in 2002 under the European Works Council Directive 94/45/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Our EWC is comprised of ten representatives of management and 25 representatives of employees. It provides an annual forum for consultation on transnational matters affecting more than one of our countries in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council will not affect the exclusive right of management to make business, financial, commercial and technological decisions.

The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. In 2004, we adopted a new Occupational Health and Safety Policy and launched a three-year group-wide initiative to introduce the Occupational Health and Safety Assessment Series, or “OHSAS”, 18000 across all territories by 2007. The new health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations.

E. Share Ownership

Except as disclosed below under Item 7 “Major Shareholders and Related Party Transactions—Major shareholders”, as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares except for Mr. Ioannou who as at June 13, 2006 owned 3,199,053 or 1.33% of our ordinary shares.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

Prior to acquisition of Coca-Cola Beverages plc, The Kar-Tess Group had a 68.6% interest in us, while The Coca-Cola Company held, directly and indirectly, 50.5% and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held 10.8% of the outstanding share capital of Coca-Cola Beverages plc. The Coca-Cola Company and the Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for our ordinary shares at the time of the acquisition.

Our principal shareholders are Boval S.A. and Kar-Tess Holding S.A. (both of which are Luxembourg companies and which together comprise The Kar-Tess Group), jointly holding approximately 29.9% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.6% of our outstanding ordinary shares. Four members of our board of directors, Mr. G. David, Mr. L. Ioannou, Mr. A. Leventis and Mr. H. Leventis, were nominated by The Kar-Tess Group and elected in accordance with the provisions of a shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” for a more detailed description of the shareholders’ agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. G. David, Mr. A. Leventis and Mr. H. Leventis may

be deemed, under the rules of the US Securities and Exchange Commission, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership.

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

In addition, by reason of the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities, The Kar-Tess Group and The Coca-Cola Company may be deemed to constitute a “group” pursuant to the rules of the US Securities and Exchange Commission, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. G. David, Mr. A. Leventis and Mr. H. Leventis, Kar-Tess Holding, Boval S.A. and Socomex S.A., The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at June 20, 2006.

(1)          Collectively, The Kar-Tess Group.

(2)          The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 20, 2006.

	Percentage of ordinary shares% As at June 20, 2006	Number of ordinary shares As at June 20, 2006
Name
The Kar-Tess Group(1)(2)
Kar-Tess Holding S.A.(1)(2)	23.7	56,978,932
Boval S.A.	6.2	14,869,250
	29.9	71,848,182
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(3)	12.5	30,001,980
Atlantic Industries(3)	8.0	19,182,913
Other shareholders related to The Coca-Cola Company(3)	3.1	7,556,493
	23.6	56,741,386
The Olayan Group
Competrol Establishment	5.0	12,105,263

(1)          Kar-Tess Holding S.A. restructured its investment in Coca-Cola Hellenic Bottling Company S.A. on November 18, 2003. As a result of this restructuring, 22,319,386 or approximately 9.4% of Coca-Cola Hellenic Bottling Company S.A.’s ordinary shares were transferred from Kar-Tess Holding S.A. to individuals and entities who were either current shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them, none of whom has acquired more than 2.5% of the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. All buyers and transferees committed to a twelve-month lock-up effective as of the date of this restructuring transaction.

(2)          On December 30, 2005, Kar-Tess Holding S.A. informed us that it merged with our shareholder Socomex S.A. Therefore, the 11,351,312 shares in Coca-Cola Hellenic Bottling Company S.A. previously owned by Socomex S.A. are now owned by Kar-Tess Holding S.A.

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

The Coca-Cola Company maintains relationships with independently owned bottlers in whom The Coca-Cola Company has no ownership interest, with bottlers in which The Coca-Cola Company has invested and holds a non-controlling ownership interest and with bottlers in which The Coca-Cola Company has invested and holds a controlling ownership interest.

Key bottler of The Coca-Cola Company

We are one of the world’s largest bottlers of The Coca-Cola Company’s products, and we believe that we have strategic importance within the Coca-Cola system. As one of The Coca-Cola Company’s key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2005, the products of The Coca-Cola Company accounted for approximately 93% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company’s objectives and The Coca-Cola Company shares this view.

Bottler’s agreements

The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottler’s agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottler’s agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company’s trademarked beverages. All the bottler’s agreements entered into by The Coca-Cola Company and ourselves with respect to our non-European Union markets are in the form of The Coca-Cola Company’s standard international bottler’s agreements. The bottler’s agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company’s standard European Union bottler’s agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottler’s agreements between us and The Coca-Cola Company covering the 26 countries in which we operated at that time, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements cover our developing countries that entered the European Union on May 1, 2004. These are in the form of European Union International Bottler’s Agreements. The bottler’s agreement for our newly acquired subsidiary in Cyprus has been extended by The Coca-Cola Company until March 2008 and we are currently negotiating with The Coca-Cola Company in order to obtain a bottler’s agreement for that territory with the same terms (including duration) as those that apply in our other European territories. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottler’s agreements for countries entering the European Union on May 1, 2004 in compliance with European Union rules of competition until such time as negotiations for new bottler’s agreements have been completed and new agreements have been entered into. Any provisions in the existing bottler’s agreements which were not in compliance with the European

Union rules of competition were waived. In all other respects the provisions of the existing bottler’s agreements remain in full force and effect.

On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottler’s agreements substantially similar to the standard European Union bottler’s agreement and in Greece, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia pursuant to bottler’s agreements substantially similar to the standard international bottler’s agreement of The Coca-Cola Company, except that the bottler’s agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottler’s agreements (for countries outside the European Economic Area)

Exclusivity.   Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottler’s agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottler’s agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating company’s territories and, in such instances, our operating companies agree not to oppose any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company’s prior consent.

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

Term.   The international bottler’s agreements expire in 2013. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2023 may be granted in The Coca-Cola Company’s sole discretion.

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

Term.   The European Union bottler’s agreements expire in 2013, unless terminated earlier as provided in the agreements. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of The Coca-Cola Company. The bottler’s agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the renewal of such agreement.

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

Purchase of concentrate, other raw materials and finished goods

Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2005 amounted to €905.5 million as compared to €857.7 million in 2004 and €857.3 in 2003. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €89.4 million in 2005, as compared to €49.7 million in 2004 and €47.0 million in 2003. In 2005, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm’s length basis amounting to €44.2 million compared to €27.8 million in 2004 and €21.4 million in 2003. As of December 31, 2005, we owed €2.4 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €0.4 million. This compared with €1.2 million owed to Beverage Partners Worldwide and €2.0 million owed by Beverage Partners Worldwide to us, as at December 31, 2004.

Marketing and promotional support

The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €39.8, €47.0 million and €41.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2005, such contributions totaled €17.6 million as compared to €21.1 million in 2004 and €19.0 million in 2003.

Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2005, these contributions amounted to €22.2 million compared to €25.9 million in 2004 and €22.2 million in 2003. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized at the time that we install the relevant equipment. The total amount of such payments totaled €26.6 million in 2005 as compared to €15.0 million in 2004 and €22.5 million in 2003. Payments received are amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

In 2006, we jointly acquired with The Coca-Cola Company Fresh & Co., a Serbian juice producer. In 2005, we jointly acquired with The Coca-Cola Company the Multon group, a Russian juice manufacturer and Vlasinka d.o.o., a Serbian mineral water company. In 2005, we also acquired Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company. We subsequently sold the Bankia trademark to The Coca-Cola Company. For additional information on these acquisitions, see Item 5 “Operating and Financial Review and Prospects—Major recent transactions.”

Amounts payable to and receivable from The Coca-Cola Company

At December 31, 2005, The Coca-Cola Company owed us €68.6 million, as compared to €45.1 million as at December 31, 2004, and €49.3 million as at December 31, 2003. We owed The Coca-Cola Company a total of €92.0 million compared to €69.3 million and €68.4 million as at December 31, 2005, 2004 and 2003, respectively.

Other transactions with The Coca-Cola Company

We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In 2005, we sold trademarks to The Coca-Cola Company for total cash proceeds of €6.4 million. The entire amount related to the sale of the Bankia water brand. In 2004, we sold trademarks to The Coca-Cola Company for total cash proceeds of €11.2 million. Of this, €8.6 million related to the sale of Gotalka water brands, particularly Bistra, and the remainder to the sale of the Bosnian water brand,

Olimpija. The €2.6 million payment for the Olimpija brand was outstanding as at December 31, 2004, and payment was received in the first quarter of 2005. In 2003, we received €7.6 million from The Coca-Cola Company for the sale of trademarks of which, €2.3 million related to the sale of the Romanian water brand Dorna in 2003. The remainder related to the transfer of our rights in the Hungarian water brand trademark, NaturAqua, to The Coca-Cola Company in 2002 for €5.3 million. The consideration received for NaturAqua requires reimbursement, if certain performance criteria are not met over a five-year period from 2002 to 2006.

Other income primarily comprises a toll-filling relationship in Poland in 2005 of €11.4 million and a toll-filling relationship in Hungary in 2003 of €4.9 million, and rent, facility and other costs of €2.1 for the year ended December 31, 2005 as compared to €1.7 million for the year ended December 31, 2004 and €6.8 million for the year ended December 31, 2003. Other expenses relate to facility costs charged by The Coca-Cola Company, shared costs and, in 2003, a toll-filling relationships. These other expenses amounted to €1.4 for the year ended December 31, 2005 as compared to €4.2 million for the year ended December 31, 2004 and €14.6 million for the year ended December 31, 2003. With the exception of the toll-filling arrangement, balances are included in selling, delivery and administrative expenses.

During 2005, we sold €11.8 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €8.4 million for 2004.

We purchased €0.8 million of fixed assets from The Coca-Cola Company for the year ended December 31, 2004. No fixed assets were purchased in the years December 31, 2005 or 2003.

All transactions with The Coca-Cola Company are conducted on an arm’s length basis.

Other Coca-Cola Bottlers

In 2005, we purchased €0.8 million of finished goods from other Coca-Cola bottlers in which The Coca-Cola Company has significant influence, compared to €1.6 million in 2004 and €1.1 million in 2003. At December 31, 2005, we owed €0.2 million to these Coca-Cola bottlers, compared to €0.1 million in 2004.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Stock Exchange which manufactures coolers, PET resin, glass bottles, crowns and plastics. Boval S.A. of the Kar-Tess Group currently owns 44.1% of Frigoglass S.A.

Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 initially set to expire on December 31, 2004, but extended in June 2004, on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company’s European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices.

In 2005, we made purchases from Frigoglass S.A. totaling €143.8 compared to €165.1 million in 2004 and €155.6 million in 2003. In 2005, we purchased from Frigoglass S.A. €55.8 million of raw and packaging materials and €88.0 million of coolers and other cold drink equipment and spare parts. This compares with €66.3 million and €98.8 million, respectively, in 2004 and €49.8 million and €105.8 million, respectively, in 2003. As at December 31, 2005, we owed a net balance of €6.1 million to Frigoglass S.A. in connection with the supply agreement, compared to €16.9 million as at December 31, 2004. All transactions with Frigoglass S.A. are conducted on an arm’s length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 15.8% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2005, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €9.9 million. This compares to €6.8 million for 2004 and €18.3 million for 2003. In 2005, we incurred rental expenses of €1.1 million, compared to rental expenses of €0.9 million and €1.0 for 2004 and 2003, respectively. At December 31, 2005, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €2.2 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.2 million to us, compared to €0.8 million and €0.1 million, respectively, as at December 31, 2004.

Plias S.A.

Plias S.A. is related to us by way of some common shareholdings. During 2005, we made no sales of finished goods to Plias S.A. and its subsidiaries, compared with sales of €3.8 million in 2004 and €14.9 million in 2003. During 2005, we purchased €0.8 million of assets from Plias S.A., compared to €2.3 million in 2004 and €1.1 million in 2003. At December 31, 2005, Plias S.A. and its subsidiaries owed a net balance of €0.7 million to us, compared to €5.6 million as at December 31, 2004. The net balance outstanding at December 31, 2005 was settled in January 2006.

On December 30, 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Cash consideration for the acquisition was €6.2 million, with the assumption of debt of an additional €9.3 million.

The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders’ agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. The following summarizes certain provisions of the shareholders’ agreement.

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

Termination

No party or group of parties may unilaterally terminate the shareholders’ agreement prior to August 2008. This reflects the agreement of our two major shareholders, announced on August 15, 2003, to extend the previous term of the agreement which originally extended to August 2005. However, at any time the parties may agree to terminate the shareholders’ agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After August 2008, the shareholders’ agreement will remain in force unless terminated by either group of parties on three months’ written notice.

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

Each of The Kar-Tess Group and The Coca-Cola Company Entities has also agreed to procure (so far as they are reasonably able) that, to the extent applicable, it casts its votes attaching to the shares it holds and participate in our general meetings in a manner consistent with the obligations of The Kar-Tess Group and The Coca-Cola Company Entities, as applicable, described above.

Exceptions to quorum and voting restrictions

There are two exceptions to these voting restrictions:

•       Directors nominated by The Kar-Tess Group or by The Coca-Cola Company Entities may be counted for quorum purposes but cannot speak or vote on any of the matters that require a two-thirds voting majority of our directors as described above under “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities—Decisions of our board of directors”.

•       The Kar-Tess Group and The Coca-Cola Company Entities can vote and their votes are counted for quorum purposes on these matters when they are required by the shareholders’ agreement to vote against a resolution as described above under “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities—Shareholder approvals”.

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

ITEM 8                   FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

You should read Item 18 “Financial Statements.”

Legal proceedings

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and requiring changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge. The fine related to our commercial dealings with certain wholesalers during the period from 1991 to 1999. On March 27, 2002, we appealed this decision before the Athens Administrative Court of Appeal. The complainants in the initial proceedings before the Greek Competition Authority also filed a counter-appeal against the Greek Competition Authority’s decision, challenging the dismissal of part of their complaints by such authority. On June 16, 2004, the Athens Administrative Court of Appeal issued its decision partly upholding our appeal. In particular, the Court of Appeal decided to reduce the amount of the fine to €1.8 million and upheld the required changes to our commercial practices with respect to coolers. The counter-appeals filed against us were rejected.

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of  €5,869 for each day the Company failed to comply with its decision of January 25, 2002. The Greek Competition Authority imposed such penalty for the period from February 1, 2002 to February 16, 2006, which amounts in total to approximately €8.7 million. We believe we have substantial legal and factual defenses to the Authority’s decision and we intend to appeal it to the competent Greek courts.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

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

In recent years, customs authorities in Romania, Poland, the Russian Federation, Hungary and Belarus have attempted to challenge the classification under which we import concentrate into these countries to produce the products of The Coca-Cola Company. Local authorities have argued that a classification different from the classification which we currently use should apply. As a result of such different classification, we would be required to pay additional customs duties in these countries retroactively for past imports of concentrate as well as for all future imports. These issues were successfully resolved in most of these countries. We still have similar issues outstanding before the Romanian customs authorities. Since November 2001, we have won 20 cases in the Romanian courts brought against us by the Romanian customs authorities. However, in October 2003, the Romanian Supreme Court ruled against our position in one decision, resulting in a judgment of approximately €2.1 million in customs duties, associated VAT and penalties as of such a date. In May of 2006, the Romanian Supreme Court ruled against our position in an additional decision, resulting in a ruling of approximately €0.2 million in customs duties, associated VAT and penalties as of such a date. There are a number of additional cases relating to concentrate classification pending before the Romanian courts. It is not possible to quantify the likelihood or materiality of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania. In addition, there can be no assurance that other Central and Eastern European countries will not attempt to make similar claims against us. However, we believe that the current classification of our products, which is also the standard classification adopted by the European Union, is accurate, and we intend to oppose any attempts by local customs authorities to challenge it by seeking court protection when necessary.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees. If the Company’s subsidiaries were to become liable to pay full waste recovery fees for 2005, the amount payable would be approximately €4.2 million. The decision has been appealed to the Bulgarian Supreme Administrative Court. At present, it is not possible to predict the outcome of this matter or to quantify the likelihood of any potential liability arising from it.

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

Other than these actions, we are not subject to any litigation, arbitration, government proceedings, regulatory actions or other disputes that, individually or in the aggregate, involve potential liabilities that could have a material adverse effect on the results of our operations, cash flow or financial condition, nor are we aware that any such disputes are pending or threatened against us or any of our subsidiaries.

Dividends policy

You should read Item 3A, “Key Information—Selected Financial Data—Dividends and Dividend Policy” for a discussion of the Company’s policy on dividend distributions.

B.               Significant Changes

Not applicable.

ITEM 9                   THE OFFER AND LISTING

A.                Offer and Listing Details

The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for our ordinary shares on the main market of the Athens Stock Exchange.

	euro per ordinary share
	High	Low
Calendar Year
2000	22.80	12.14
2001	19.44	11.88
2002	17.50	13.16
2003	18.34	11.36
2004	22.74	16.96
2005	25.48	17.68
2006 (through June 9, 2006)	27.56	22.46
Financial Quarter
2003
First Quarter	13.80	11.66
Second Quarter	14.94	11.36
Third Quarter	17.62	14.10
Fourth Quarter	18.34	16.00
2004
First Quarter	21.18	16.96
Second Quarter	22.74	19.20
Third Quarter	20.50	17.34
Fourth Quarter	18.92	17.04
2005
First Quarter	20.54	17.68
Second Quarter	23.28	20.20
Third Quarter	25.46	22.68
Fourth Quarter	25.48	22.12
2006
First Quarter	25.82	23.86
Second Quarter (through June 9, 2006)	27.56	22.46
Month
December 2005	25.48	23.00
January 2006	25.82	24.00
February 2006	25.74	25.00
March 2006	25.70	23.86
April 2006	27.56	25.16
May 2006	26.18	23.16
June 2006 (through June 9, 2006)	24.30	22.46

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

Our market capitalization as at June 9, 2006, was approximately €5.7 billion.

The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States.

	dollars per ADS
	High	Low
Calendar Year
2002 (from October 10, 2002)	16.30	13.50
2003	21.15	13.30
2004	28.09	21.05
2005	31.55	23.10
2006 (through June 9, 2006)	33.29	28.95
Financial Quarter
2003
First Quarter	15.00	13.50
Second Quarter	16.90	13.30
Third Quarter	19.75	16.86
Fourth Quarter	21.15	19.30
2004
First Quarter	27.63	21.40
Second Quarter	28.09	23.58
Third Quarter	25.40	21.05
Fourth Quarter	25.77	21.43
2005
First Quarter	27.11	23.10
Second Quarter	28.55	26.06
Third Quarter	31.55	27.29
Fourth Quarter	29.86	26.01
2006
First Quarter	31.41	28.95
Second Quarter (through June 9, 2006)	33.29	29.08
Month
December 2005	29.86	26.9
January 2006	31.30	29.45
February 2006	31.17	30.00
March 2006	31.41	28.95
April 2006	33.13	30.65
May 2006	33.29	30.03
June 2006 (through June 9, 2006)	31.30	29.08

Furthermore, fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B.               Plan of Distribution

Not applicable.

C.               Markets

We have been listed on the Athens Exchange, or the ATHEX, since 1991, and we are part of the ATHEX Composite Index. We are one of the largest companies, based on market capitalization, quoted on the ATHEX. Our ordinary shares trade on the ATHEX under the symbol “EEEK”. The ATHEX is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol “CCH”. Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts or ADRs. Each ADS represents one ordinary share. We have a sponsored ADR facility, with The Bank of New York acting as Depositary.

As at September 2005, and based exclusively on external research performed by Thomson Financial’s IR Channel, there were 52 holders of our ordinary shares in the United States holding an aggregate of 27,961,543 ordinary shares, or approximately 11.6% of our current total outstanding share capital. In addition, 56,741,386 ordinary shares, or 23.6%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in September 2005, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

Following authorization by Law 3152/2003, the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation, or the Regulation, which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or amended. Finally, following authorization by Law 3177/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of five (5) main categories:

•       the Big Cap Category,

•       Small and Medium Cap Category,

•       Fixed Income Securities Category,

•       the Under Surveillance Category and

•       the Special Stock Exchange Characteristics Category.

When securities are listed for the first time on the Securities Market of the Athens Exchange they will fall within one of the first three categories.

As at April 4, 2006, 83 companies had shares classified in the Big Cap category of the ATHEX, 171 companies had shares classified in the Small and Mid Cap category, 19 companies had shares classified in the Special Stock Exchange Characteristics Category and 33 companies had shares classified in the Under Surveillance Category. The Big Cap Category consists of those companies that have a market capitalization of more than €100 million, free float more than 20% and that meet certain annual liquidity criteria. The annual liquidity limit stands at 15%, however certain exceptions may apply and the limit may be reduced to 10%. Also in this category the companies that participate need to meet all of the following criteria of financial performance: shareholders equity of no less than €15 million, cumulative 3 year EBITDA of no less than €16 million and no less than €4 million per annum, cumulative three year pre-tax profits of no less than €12 million and no less than €3 million per annum. The companies that have either a small free float (less than 10%) or low annual liquidity or high bid/ask trading spread or small annual turnover figure are classified in the special financial purpose category, while companies that are in financial distress are classified in the under surveillance category. In all other cases the companies are classified under the Small and Mid Cap category.

The Greek capital markets and the Athens Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the Hellenic Capital Markets Commission, and the board of directors of the Athens Exchange. On May 31, 2001, the Athens Exchange was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status. Finally, the creation of stock and derivatives exchanges in addition to the stock and derivatives markets of the Athens Exchange and the Athens Derivatives Exchange has been permitted in the Hellenic Republic pursuant to Law 3152/2003. The operating license of these exchanges is granted by the Hellenic Capital Markets Commission, provided these exchanges fulfill certain capital and other requirements set forth in that law and in a ministerial decision of the Minister of Economy and Finance yet to be issued.

Membership in the ATHEX

Membership is required for brokerage firms in order to effect transactions on the Athens Exchange and is subject to approval by the board of directors of the Athens Exchange and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct transactions on the Athens Exchange, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Exchange member is €0.6 million.

All transactions through the ATHEX may only be carried out by brokers that are members of the ATHEX. Membership in the ATHEX is subject to the licensing requirements stipulated in the Investment Services Directive and to the approval of the ATHEX board of directors. Brokerage firms that are members of the ATHEX must appoint at least one official representative authorized to conduct ATHEX transactions, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission.

Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System (OASIS), an electronic trading system, on behalf of their customers or on their own behalf. As at April 4, 2006, the ATHEX had 68 members, the vast majority of which were brokerage firms. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided by investment services companies with a minimum share capital of €0.6 million, or €3 million if engaging in underwriting, and which have received an appropriate operating license from the Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers’ orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers’ shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the Hellenic Capital Markets Commission’s decisions. Pursuant to the Regulation, Investment Services Firms established in the European Union or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece, and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 9, 2006, our market capitalization represented approximately 5.83% of the ATHEX Main Market Composite Index and approximately 3.92% of the FTSE/ATHEX20 Index.

The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2000	5,794.9	3,213.4	3,388.9
2001	3,360.5	2,105.6	2,591.6
2002	2,646.4	1,727.1	1,748.4
2003	2,310.5	1,467.3	2,263.6
2004	2,788.7	2,227.3	2,786.2
2005	3,663.9	2,818.3	3,663.9
2006 (through June 9, 2006)	4,317.0	3,475.5	3,529.2

Trading on the ATHEX

ATHEX trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 11.30 a.m. and ends at 4:30 p.m., Athens time for the Big Cap category. For the Mid and Small Cap categories the trading starts at 11.30 a.m. and concludes at 12.30 p.m. and the trading resumes again at 02.00 p.m. and ends at 4.30 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

A pre-opening session, operating through a call auction method, precedes the trading session from 11:00 a.m. until 11.30 a.m. for the Big Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Big Cap category the after hours trading session is between 4:39 p.m. - 4.45 pm (randomly) while until 5:00 p.m. trades can be executed “at Closing” or “at the Volume Weighted Average Price”  in the case of block trades. Between 4.30 p.m. until 4.39 p.m. - 4.45 p.m. the closing price of the securities is determined through call auctions. For the Mid and Small Cap category there is also an after hours trading session from 4:30 p.m. to 5.00 p.m. for orders placed with instructions to execute “at Closing”.

The trading system of the ATHEX operates in a physical marketplace in central Athens, although the system is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order’s price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order’s quantity is exhausted.

If no “limit order” exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices.

On November 28, 2005, the ATHEX introduced different fluctuation limits for the various security classes. The FTSE/ATHEX20 securities prices may fluctuate up to 10% from the closing price of the preceding trading session. However, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the limit is abandoned. For all other securities, excluding the two special categories described in a previous chapter (Special Stock Exchange Characteristics securities and securities Under Surveillance) prices may fluctuate up to 10% from the closing price of the preceding trading session. However, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the 10% limit for the particular security is then extended by a further 10%. The price of a security that is classified on any of the two special categories (Under Surveillance or Special Stock Exchange Characteristics) may fluctuate on the auction market at a limit of 20% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Trades of equity securities with a value exceeding €0.6 million, or representing at least 5% of a listed company’s share capital, may be conducted through the ATHEX subject to a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted through a special procedure of the electronic trading system. The number of parties that may participate in a block trade is limited to three persons as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

•       At the current price of the security, when the value of the block trade ranges form €0.6 million to €1.2 million.

•       At 5% of the current price of the security, when the value of the block trade ranges from €1.2 million to €2.4 million.

•       At 10% of the current price of the security, when the value of the block trade is greater than €2.4 million.

Block trades require the approval of the ATHEX’s Trading Committee.

The above price limitations do not apply in the following instances:

•       when the shares transferred equal or exceed 5.0% of the total number of shares of the company (independent of the percentages of shares in particular categories i.e., preferred or common);

•       For block trades exceeding €30 million of (i) majority Greek government-owned listed companies’ shares or (ii) block trades of listed companies with total assets exceeding €1.5 billion.

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

Shares may be traded in lots of 1, 5, 10 and 25 shares according to the trading lot size of each security.

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

Settlement, clearance and the central securities depositary

Settlement of both registered and bearer shares listed on the ATHEX is effected through the Central Securities Depositary, the CSDep. The CSDep was founded in February 1991 as a société anonyme. The CSDep is responsible for settling and clearing ATHEX transactions and holding the shares deposited with it in book entry form. The CSDep is administered by its board of directors. Its shareholders are the ATHEX, banks and portfolio investment companies.

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

The settlement and clearance procedure through the CSDep consists of three stages:

•       First, a notification by the ATHEX to the CSDep of the transactions completed within each trading day. More specifically, on trade date T, following the closing of the trading day, the ATHEX sends electronically to the CSDep a file containing information on the trading activity of the day. The file is downloaded to the Dematerialized Securities System (DSS), where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

•       Second, a notification by the brokers to the CSDep of the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to the CSDep each trade along with the broker’s account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are “temporarily blocked” for transfer purposes. Under Greek law, a person may not enter into sales of securities on the ATHEX if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the ATHEX are strictly regulated by the Capital Markets Commission and permitted in the case of contracts previously executed on the ADEX.

•       Third, the settlement cycles are carried out on day T+3 in time intervals determined by the CSDep, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers’ cash accounts in the cash settlement bank. The settlement is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors’ securities accounts and the brokers’ cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in exceptional circumstances, and in accordance with the CSDep regulations. The transfer of shares is affected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Exchange Guarantee Fund, to which each ATHEX member contributes, and which is operated as a separate legal entity.

D.              Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.                Expenses of the Issue

Not applicable.

ITEM 10            ADDITIONAL INFORMATION

A.                Share Capital

Share capital and denomination

The nominal value of our issued and paid-up share capital as of December 31, 2005, is €120,346,001 divided into 240,692,002 ordinary bearer shares with a par value of €0.50 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00

(1)             Issued in connection with the absorption by way of merger of 3I S.A., previously a wholly owned subsidiary of The Kar-Tess Group, by us. The merger, which became effective on April 3, 2000, involved the simultaneous issuance of 17,035,610 of our ordinary shares to The Kar-Tess Group and the cancellation of 17,034,274 of our ordinary shares held by 3I S.A. at the time.

(2)             Issued pursuant to the scheme of arrangement for the acquisition of Coca-Cola Beverages plc. This increase was initially approved by the extraordinary general meeting of our shareholders held on April 19, 2000, which authorized an increase in our share capital of up to €33,000,242.70 depending on the amount actually paid up. The extraordinary general meeting of our shareholders held on August 9, 2000 determined this amount to be €27,506,899.49 and amended the articles of association accordingly.

(3)             Approved at an extraordinary general meeting of our shareholders held on November 22, 2001, in connection with a resolution to increase the par value of our shares from GRD100, or €0.29, to GRD102.225 or €0.30, in order to convert our share capital to euro as required by Greek law. The amount of the share capital increase was paid through the capitalization of a share premium reserve of €1,545,378.21 in our financial statements for the year ended December 31, 2001.

(4)             Approved at the annual general meeting of our shareholders held on May 20, 2002, in connection with a resolution to increase the par value of our shares from €0.30 to €0.31, in order to increase our share capital by the amount of €2,366,685.96, which resulted from a revaluation of our land and buildings as required by Article 21 of Law 2065/92.

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

(8)             On December 21, 2005, our board of directors resolved to increase the share capital of our company by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €36,655,271.38.

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

Payment of dividends

Dividends must be paid to our shareholders on a date fixed either by our shareholders at a general meeting or by our board of directors, if the board has been so authorized by our shareholders. The payment date must commence within seven working days of the record date for the payment of dividends, as determined and published by our company. Any dividend that has remained unclaimed for five years from the date of its declaration will be forfeited to the benefit of the Republic of Greece and cease to remain owed by us.

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

Shareholders’ meetings and notices

As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of our paid-up share capital also have the right to convene a general meeting of our shareholders. You should read “Rights of major shareholders” below for additional information on the rights of our major shareholders. The annual general meeting must be held in Maroussi, Athens, once a year within the first six months following the end of our fiscal year. The annual general meeting:

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

We have obtained insurance against our executive officers’ and directors’ potential liability under US securities laws.

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

Issue of shares in connection with a business combination

We are required to obtain approval from the Ministry of Development and the ATHEX, if we decide to increase our share capital for any reason, including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the ATHEX is more likely to undertake a substantive review of the proposed transaction.

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

A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder’s voting rights is increased or decreased by 3% or more, and for any member of the board of directors or any executive officer who acquires or disposes of 3% or more of our total voting rights, irrespective of his or her total percentage. Furthermore, directors and senior managers must notify us and we, in turn, must notify the ATHEX, with respect to each transaction in our ordinary shares unless their total transactions in our ordinary shares in one calendar year do not exceed €5,000.

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

C. Material Contracts

You should read Item 5, “Operating Financial Review and Prospect,” and Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of our material contracts.

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

Corporate taxation

The net income of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate was reduced to 32% in 2005, and will be gradually reduced further to 29% in 2006 and 25% in 2007 and in the future.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Distributions of additional ordinary shares to you with respect to ordinary shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in ordinary shares or ADSs. Capital gain of a non-corporate US holder recognized on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the US Securities Exchange Act of 1934, as they apply to foreign private issuers, and will file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of such material from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

We furnish holders of our ordinary shares with annual reports containing consolidated financial statements audited by independent accountants. We file quarterly financial statements under cover of Form 6-K. We also furnish other reports as we may determine or as required by law.

I. Subsidiary Information

See Item 4C, “Information on the Company—Organizational Structure”.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read Item 5, “Operating and financial review and prospects—Market risk” for quantitative and qualitative disclosures about market risk.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15            CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We accumulate and communicate such information to our management, including our managing director and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our Nigerian operations. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in co-ordination with local authorities, severe disciplinary measures are taken. In 2005, the individual and aggregate impact of all such incidents was immaterial.

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2005 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. This evaluation was performed under the supervision and with the participation of our management, including our managing director and our chief financial officer. Based upon that evaluation, our managing director and chief financial officer concluded that our disclosure controls and procedures were effective as of such date and at the reasonable assurance level. During 2005, there have been no changes in our internal controls over financial reporting identified in connection with their evaluation that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, “Information on the Company—Business Overview—Information technology”.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors believes that Mr. Kent Atkinson, the chairman of our audit committee, and Mr. Nigel Macdonald are audit committee financial experts as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

ITEM 16B   CODE OF ETHICS

We have adopted a code of ethics covering our senior management and directors. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. We also have in place a corporate code of business conduct applicable to all our employees, which is available on our website at www.coca-colahbc.com.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and All Other Fees

Audit fees

Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €4.7 million for the year ended December 31, 2005, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €4.0 million for the year ended December 31, 2004, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits.

Audit related fees

Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.8 million for the year ended December 31, 2005 as compared to €0.4 million for the year ended December 31, 2004. Audit related services for 2005 and 2004 principally included due diligence work and advisory services in relation to the Sarbanes-Oxley Act of 2002.

Tax fees

Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €1.1 million in 2005 and €1.3 million in 2004.

All other fees

Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2005 and December 31, 2004.

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

Under the policy, pre-approval is generally provided for work associated with registration statements under the Securities Act of 1933 (for example, comfort letters or consents); statutory or other financial audit work under IFRS or according to local requirements; due diligence work for potential acquisitions or disposals; attestation services not required by statute or regulation; adoption of new accounting pronouncements or auditing and disclosure requirements and accounting or regulatory consultations; internal control reviews and assistance with internal control reporting requirements; review of information systems security and controls; tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities; expatriates and other individual tax services; and assistance and consultation on questions raised by regulatory agencies. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval to permit the audit committee to make a determination whether the provision of such services would impair the independent auditor’s independence.

In respect of the fiscal year ended December 31, 2006, our audit committee has approved in advance certain permitted services across our business. These services are (i) statutory or other financial audit work, (ii) audit related work, such as services related to employee benefit plans, due diligence and consultation on financial accounting and internal control matters, and (iii) tax compliance, planning and advice.

ITEM 16D   EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

None. Our board of directors has determined that all members of our audit committee satisfy the independence requirement of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

None.

PART III

ITEM 17            FINANCIAL STATEMENTS

See Item 18.

ITEM 18            FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

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
3.1

Shareholders’ Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*

3.2

Amendment to the Shareholders’ Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*

3.3

Amendment to the Shareholders’ Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.**

3.4

Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)*

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

4.7	Letter from The Coca-Cola Company, dated August 15, 2003**
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottler’s agreements for our countries that entered the European Union on May 1, 2004***
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under “Business—Subsidiaries” in the Annual Report)
11.1	Code of Ethics***
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002****
15	Consents of Independent Registered Public Accounting Firms

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
Name: Jan Gustavsson
Title: General Counsel and Company Secretary

Date: June 30, 2006

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Coca-Cola Hellenic Bottling Company S.A.

We have audited the accompanying consolidated balance sheets of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as of December 31, 2005 and December 31, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.
Athens
March 28, 2006

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Income

	Year ended December 31,
	2005	2004	2003
	(In millions of euro, except per share amounts)
Net sales revenue	€4,633.9	€4,201.9	€4,017.5
Cost of goods sold	(2,749.9)	(2,500.9)	(2,443.6)
Gross profit	1,884.0	1,701.0	1,573.9
Selling, delivery and administrative expenses	(1,433.3)	(1,279.2)	(1,196.0)
Operating profit	450.7	421.8	377.9
Interest expense	(56.2)	(66.9)	(64.7)
Interest income	3.3	6.6	11.5
Other income	2.5	4.2	4.9
Other expense	(3.0)	(8.3)	(7.1)
Income before income taxes	397.3	357.4	322.5
Income tax expense	(111.8)	(77.4)	(83.9)
Share of income of equity method investees	23.9	5.2	4.3
Minority interests	(10.5)	(13.1)	(11.0)
Net income	€298.9	€272.1	€231.9
Basic net income per share	€1.25	€1.15	€0.98
Diluted net income per share	€1.25	€1.14	€0.98

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Balance Sheets

	As at December 31,
	2005	2004
	(In millions of euro)
Assets
Current assets:
Cash and cash equivalents	€168.5	€31.3
Trade accounts receivable, less allowances of €33.0 million in 2005 and €31.8 million in 2004	560.8	507.8
Inventories	359.8	327.5
Receivables from related parties	70.9	59.2
Taxes receivable	7.9	6.2
Deferred income taxes	53.3	50.5
Prepaid expenses	85.0	47.7
Derivative assets	12.5	8.2
Other current assets	38.6	42.3
Total current assets	1,357.3	1,080.7
Property, plant and equipment:
Land	105.3	100.9
Buildings	781.8	727.8
Returnable containers	265.7	246.9
Production and other equipment	2,422.9	2,107.2
	3,575.7	3,182.8
Less accumulated depreciation	(1,552.7)	(1,266.2)
	2,023.0	1,916.6
Construction in progress	142.3	55.8
Advances for equipment purchases	29.3	25.1
	2,194.6	1,997.5
Investment in equity method investees	294.2	60.5
Deferred income taxes	22.1	9.0
Derivative assets	21.7	36.0
Other tangible non current assets	30.7	25.3
Franchise rights	1,996.4	1,987.4
Goodwill and other intangible assets	789.9	767.1
Total assets	€6,706.9	€5,963.5

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Balance Sheets (Continued)

	As at December 31,
	2005	2004
	(In millions of euro)
Liabilities and shareholders’ equity
Current liabilities:
Short term borrowings	€310.0	€76.0
Accounts payable	200.4	190.4
Accrued expenses	415.9	363.8
Amounts payable to related parties	115.7	94.7
Deposit liabilities	137.1	142.0
Income taxes payable	75.0	69.1
Deferred income taxes	4.9	3.2
Derivative liabilities	1.3	6.2
Current portion of long term debt	243.9	—
Current portion of capital lease obligations	19.8	15.0
Total current liabilities	1,524.0	960.4
Long term liabilities:
Long term debt, less current portion	1,278.4	1,424.6
Capital lease obligations, less current portion	50.3	32.5
Cross currency swap payables relating to borrowings	43.3	143.1
Employee benefit obligations	117.7	106.4
Deferred income taxes	678.2	645.3
Other long term liabilities	21.1	26.8
Total long term liabilities	2,189.0	2,378.7
Minority interests	70.6	63.4
Shareholders’ equity:
Ordinary shares, €0.50 par value: 240,692,002 (2004: 238,260,129) shares authorized, issued and outstanding	120.3	119.1
Additional paid-in capital	1,693.2	1,657.8
Deferred compensation	(0.5)	(0.9)
Retained earnings	949.0	716.8
Accumulated other comprehensive income	161.3	68.2
Total shareholders’ equity	2,923.3	2,561.0
Total liabilities and shareholders’ equity	€6,706.9	€5,963.5

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2003	236.7	€73.4	€2,154.0	€(0.5)	€305.2	€181.1	€2,713.2
Net income for 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment, net of applicable income taxes of €0.7 million	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	—	—	—	—	3.4	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes €1.1 million	—	—	—	—	—	(2.0)	(2.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	—	—	0.8	0.8
Comprehensive income							58.2
Capitalization of reserves, increasing the par value of shares from €0.31 to €2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from €2.50 to €0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Stock issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)
As at December 31, 2003	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity (Continued)

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2004	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3
Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of €8.2 million	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	—	—	—	(3.4)	(3.4)
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	—	—	—	—	(11.4)	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.7 million	—	—	—	—	—	6.9	6.9
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	—	—	0.3	0.3
Comprehensive income							332.9
Stock issued to employees exercising stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity (Continued)

	Ordinary shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2005	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0
Net income for 2005	—	—	—	—	298.9	—	298.9
Currency translation adjustment, net of applicable income taxes of €(4.2) million	—	—	—	—	—	91.2	91.2
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	—	—	—	(1.3)	(1.3)
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	—	—	—	—	(0.1)	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	—	—	—	—	2.3	2.3
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	—	1.0	1.0
Comprehensive income							392.0
Stock issued to employees exercising stock options	2.4	1.2	35.4	—	—	—	36.6
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	0.4	—	—	0.4
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2005	2004	2003
	(In millions of euro)
Operating activities
Net income	€298.9	€272.1	€231.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	305.8	283.4	272.9
Amortization	0.2	—	—
Deferred income taxes	11.1	(35.7)	(5.6)
(Gain) loss on disposals of non current assets	(13.1)	(6.3)	8.1
Impairment charges on property, plant and equipment	0.9	3.6	—
Minority interests	10.5	13.1	11.0
Share of income of equity method investees	(23.9)	(5.2)	(4.3)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(51.6)	(25.3)	27.5
Inventories	(13.2)	(35.0)	(2.0)
Accounts payable and accrued expenses	19.6	25.0	39.9
Net cash provided by operating activities	545.2	489.7	579.4
Investing activities
Purchases of property, plant and equipment	(410.8)	(354.4)	(340.7)
Proceeds from disposals of property, plant and equipment	27.4	21.0	14.9
Cash payments for acquisitions, net of cash acquired	(196.0)	(3.1)	(90.7)
Proceeds from sale of trademarks	9.0	8.6	7.6
Proceeds from sale of investments	5.1	6.7	3.0
Purchase of investments	(3.1)	(0.5)	(3.3)
Net cash used in investing activities	(568.4)	(321.7)	(409.2)
Financing activities
Proceeds from issuance of debt	586.9	725.9	1,116.8
Repayments of debt	(373.4)	(854.5)	(814.3)
Payments on capital lease obligations	(16.6)	(11.7)	(10.7)
Return of capital to shareholders	—	(0.4)	(472.9)
Proceeds from issue of shares	36.6	19.2	3.4
Dividends paid to shareholders of the Company and to minority interests	(75.5)	(52.5)	(50.0)
Net cash (used in) provided by financing activities	158.0	(174.0)	(227.7)
Effect of exchange rates on cash	2.4	1.8	(8.3)
Net decrease (increase) in cash and cash equivalents	137.2	(4.2)	(65.8)
Cash and cash equivalents at beginning of year	31.3	35.5	101.3
Cash and cash equivalents at end of year	€168.5	€31.3	€35.5

Refer to Notes to the Consolidated Financial Statements.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements

1.   Organization and Significant Accounting Policies

Organization

Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and took its present form in August 2000 through the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the “Company”) are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 16.

Coca-Cola Hellenic Bottling Company S.A.’s shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic Bottling Company S.A.’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries. Investments in affiliates, in which Coca-Cola Hellenic Bottling Company S.A. has significant influence, are accounted for under the equity method. Our investments in other companies are carried at cost or fair value, as appropriate. All significant intercompany accounts and transactions, including the intercompany portion of transactions with equity method investees, are eliminated on consolidation.

In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 141, Business Combinations, we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

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

Risks and Uncertainties

The Company’s operations could be adversely affected by termination or non renewal of our bottler’s agreements with The Coca-Cola Company; marketing and product development activities effectiveness; weaker consumer demand for carbonated soft drinks; adverse economic conditions in our emerging and developing countries; regulation by competition law authorities of the European Union and national states; increased concentration of retailers and independent wholesalers; product issues such as contamination or product recalls; adverse weather conditions; price increases in and shortages of raw

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

materials and packaging materials; exchange rate fluctuations; the ability to repatriate profits; changes in regulatory environment; duties or tariffs; and changes in the method or rate of taxation.

The Company monitors our operations with a view to minimize the impact to our overall business that could arise as a result of the inherent risks in our business.

Revenue Recognition

Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2005 was €19.2 million (2004: €7.1 million, 2003: €6.5 million). Of this balance, €11.5 million (2004: €3.8 million, 2003: €3.6 million) was classified as prepaid expenses (current) and the remainder as other non current assets. Listing fees expensed for the year ended December 31, 2005 amounted to €53.3 million with €33.8 million and €22.6 million for 2004 and 2003, respectively. Marketing and promotional incentives paid to customers during 2005 amounted to €80.2 million with €89.0 million in 2004, and €75.5 million in 2003.

We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2005, such contributions totaled €17.6 million as compared to €21.1 million and €19.0 million in 2004 and 2003, respectively.

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

Warehouse Costs

Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €151.4 million in 2005 with €127.7 million and €121.3 million in 2004 and 2003, respectively.

Distribution Costs

Distribution costs represent those costs that are incurred to transport products to the buyer’s designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2005,

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

the distribution costs totaled €236.3 million,  compared with €211.1 million and €204.9 million for 2004 and 2003, respectively.

Advertising Expense

Advertising costs are expensed as incurred and were €151.8 million in 2005 with €129.1 million and €115.7 million during 2004 and 2003, respectively. Advertising costs are included within selling expenses.

Interest Expense

Interest costs are expensed as incurred and include interest on loans, overdrafts, capital leases and amortization of debt issuance costs. Interest costs are capitalized for all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets are assets constructed or otherwise produced for the Company’s own use.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents comprise cash balances and short term deposits.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labor plus attributable overheads.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Production equipment	5 to 12 years
Vehicles	5 to 8 years
Computer equipment	3 to 4 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Production and other equipment include coolers used to distribute beverages for immediate consumption. Depreciation includes amortization of assets under capital leases.

Intangible Assets

Intangible assets consist primarily of franchise rights related to the bottler’s agreements with The Coca-Cola Company, trademarks, water rights and goodwill. The franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchisor within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regards to the trademark. All the trademarks recorded by the Company have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have finite lives, they would be amortized over their useful lives.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite lived intangible assets (including franchise rights and trademarks) are not amortized, but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

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

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Franchise Incentive Arrangements

The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements and included as a reduction to the assets to which they relate. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments received from The Coca-Cola Company for the placement of cold drink equipment were €26.6 million in 2005, compared with €15.0 million in 2004 and €22.5 million in 2003.

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

Investments in Securities

The Company classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. Trading and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets. During the period, the Company did not hold any investments in the trading investments category. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale, and are classified as non current assets, unless they are expected to be realized within 12 months of the balance sheet date or unless they will need to be sold to raise operating capital.

Investments are recognized on the day they are transferred into the Company and derecognized on the day when they are transferred out of the Company. The cost of purchase includes transaction costs. Unrecognized gains and losses arising from changes in the value of available-for-sale investments are recognized in equity. For investments traded in active markets, fair value is determined by reference to Stock Exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

net assets. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognized in the income statement as other income or other expense, as appropriate.

Held-to-maturity investments are carried at amortized cost using the effective yield method. Gains and losses on held-to-maturity investments are recognized in income, when the investments are derecognized or impaired.

Available-for-sale investments were valued at €8.6 million at December 31, 2005 (2004: €8.0 million). In 2005 and 2004, the whole amount was recorded in other tangible non current assets.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109,  Accounting for Income Taxes. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

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

Entities operating in hyper-inflationary environments remeasure their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other expense, as appropriate. The Company’s subsidiary in Belarus operated in a hyper-inflationary environment in 2005. It will cease applying hyper-inflationary accounting with effect from January 1, 2006. The subsidiary in Serbia ceased applying hyper-inflationary accounting with effect from January 1, 2005.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. In 2005, transaction gains were €0.7 million as compared to €5.9 million of transaction losses in 2004 and €6.6 million of transaction gains in 2003. Transaction gains and losses are included within operating profit unless they relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Derivative Financial Instruments

The Company uses derivative financial instruments, including interest rate swaps, options, currency and commodity derivatives. Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivative financial instruments accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivative financial instruments accounted for as cash flow hedges, to the extent

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes. Changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Costs Associated with Exit or Disposal Activities

The Company has applied FASB Statement No. 146,  Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146’’) to exit and disposal activity initiated after December 31, 2002. Pursuant to Statement No. 146, the liability for costs associated with exit or disposal activity be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. The result is that for one-time termination benefits, such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period, the costs of the one-time termination benefit are recognized over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Employee Benefits—Statutory Termination and Pension Plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions (“Statement No. 87”), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“Statement No. 132 (revised)”). The Company adopted Statement No. 87 as of January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as of January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

A number of the Company’s operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Employee Benefits—Stock-Based Compensation

The Company currently sponsors stock option plans and stock appreciation rights. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,  Accounting for Stock Issued to Employees (“Opinion No. 25”), and related interpretations.

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123,  Accounting for Stock-Based Compensation (“Statement No. 123”), and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement.

The following table for the years ended December 31, illustrates the effect on net income and earnings per share, if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation:

	2005	2004	2003
	(In millions, except per share numbers)
Net income as reported	€298.9	€272.1	€231.9
Add: Stock option employee compensation expense included in net income	0.1	—	0.2
Deduct: Total stock option compensation expense determined under fair value based method for all awards	(3.6)	(4.3)	(6.3)
Pro forma net income	€295.4	€267.8	€225.8
Earnings per share:
Basic—as reported	€1.25	€1.15	€0.98
Diluted—as reported	€1.25	€1.14	€0.98
Basic—pro forma	€1.24	€1.13	€0.95
Diluted—pro forma	€1.23	€1.13	€0.95

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

The following table summarizes the fair value (weighted average) of stock options granted in 2005 and 2004. The fair value of options granted in 2005 and 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options versus using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The fair value of each option grant was calculated on the date of grant with the following assumptions (weighted average):

Year ended December 31	2005	2004
Weighted average fair value of options granted	€5.7	€5.0
Risk free interest rates	3.7%	5.0%
Expected volatility	25.2%	25.9%
Dividend yield	1.2%	1.5%
Expected life	4.8 years	5.1 years

Net Income per Share

The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Contingencies

The Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. Refer to Note 14.

Adoption of New Accounting Standards

In May 2005, the FASB issued Statement No. 154,  Accounting Changes and Error Corrections (“Statement No. 154”), a replacement of APB Opinion No. 20,  Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement No. 154 applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the initial adoption of Statement No. 154 to have a material impact on its financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share-based payments

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As of the required effective date, which is January 1, 2006, the Company is required to apply the standard using a modified version of the prospective application. Under this transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Employee benefits—Stock-Based Compensation within this note. The Company does not expect the effect of Statement No. 123(R) to have material impact on its financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”), to assist preparers by simplifying some of the implementation challenges of Statement No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123(R), specifically when valuing employee stock options; and b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models—SAB No. 107 reinforces the flexibility allowed by Statement No. 123(R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility—SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term—the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123(R).

In November 2004, the FASB issued Statement No. 151, Inventory Costs—an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This Statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29 (“Statement No. 153”). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 (e.g. July 1, 2005 in the case of the Company) and did not have a material impact on the Company’s financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations

During 2005, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Location	Effective date of acquisition 2005	Net tangible assets applicable	Trademarks	Goodwill arising	Other intangible assets	Amount of Consideration
	(In millions of euro)
Vlasinka d.o.o.	Serbia	04. 14.2005	€2.9	€—	€8.0	€—	€10.9
Bankya Mineral Waters Bottling Company EOOD.	Bulgaria	06. 02.2005	(1.0)	6.4	4.5	1.0	10.9
Vendit Limited	Republic of Ireland	09. 28.2005	(0.3)	—	5.5	1.0	6.2
Acquisition of minority interests	Romania		0.2	—	—	—	0.2
Total acquisitions as at December 31, 2005			€1.8	€6.4	€18.0	€2.0	€28.2

(In millions of euro)
Total consideration for acquisition of controlling interests or increase in controlling interest	€28.2
Plus: cash payment for acquisition of equity investment, Multon group	168.2
Less: cash and cash equivalent balances acquired	(0.4)
Cash payments for acquisitions, net of cash acquired	€196.0

2005

a)               Acquisition of Vlasinka d.o.o.

On April 14, 2005, the Company acquired 100% of the shares of the Serbian mineral water company, Vlasinka d.o.o., together with The Coca-Cola Company. The Company’s share of the acquisition consideration was €10.5 million (excluding acquisition costs). The Company effectively purchased the operating assets and liabilities of the business at Surdulica in Southern Serbia, whilst The Coca-Cola Company effectively purchased the mineral water brand, Rosa, for €10.5 million.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€3.8
Inventories	0.5
Current assets	1.8
Current liabilities	(3.0)
Non current liabilities	(0.2)
Fair value of net tangible assets acquired	€2.9
Goodwill arising on acquisition	8.0
Fair value of net assets acquired	€10.9
Cash paid to former shareholders	€10.5
Costs of acquisition	0.4
Total consideration	€10.9

The contribution of Vlasinka d.o.o. to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €8.0 million of goodwill in its emerging countries segment.

The goodwill arising on the acquisition of Vlasinka d.o.o. is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

b)               Acquisition of Bankya Mineral Waters Bottling Company EOOD

On June 2, 2005, the Company acquired 100% of the Bulgarian mineral water company, Bankya Mineral Waters Bottling Company EOOD. The acquisition includes production facilities located just outside of Sofia and the mineral water brand, Bankia. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€3.5
Inventories	0.2
Current assets	0.6
Cash and cash equivalents	0.1
Long term borrowings	(2.2)
Other current liabilities	(1.7)
Non current liabilities	(1.5)
Fair value of net tangible assets acquired	€(1.0)
Water rights	1.0
Trademarks	6.4
Goodwill arising on acquisition	4.5
Fair value of net assets acquired	€10.9
Cash paid to former shareholders	€10.7
Costs of acquisition	0.2
Total consideration	€10.9

The contribution of Bankya Mineral Waters Bottling Company EOOD to the results of the Group was a loss of €1.5 million for the year ended December 31, 2005. The acquisition has resulted in the Company recording €4.5 million of goodwill, €6.4 million of trademarks and €1.0 million of water rights in its emerging countries segment. The Bankia trademark was subsequently sold to The Coca-Cola Company in 2005 for €6.4 million.

The goodwill arising on the acquisition of Bankya Mineral Waters Bottling Company EOOD is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

c)                Acquisition of Vendit Limited

On September 28, 2005, the Company acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. Total consideration for the acquisition is currently estimated to be €5.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.8 million.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending finalization of the purchase price allocation, are as follows (in millions):

Property, plant and equipment	€0.9
Inventories	0.2
Other current assets	0.6
Cash and cash equivalents	0.2
Short term borrowings	(0.1)
Long term borrowings	(0.7)
Other current liabilities	(0.8)
Other non current liabilities	(0.6)
Fair value of net tangible assets acquired	€(0.3)
Customer contracts	1.0
Goodwill arising on acquisition	5.5
Fair value of net assets acquired	€6.2
Cash paid to former shareholders	€5.9
Costs of acquisition	0.3
Total consideration	€6.2

The goodwill arising on the acquisition of Vendit Limited is attributable to synergies from enhancement of vending operation in the Republic of Ireland.

The contribution of Vendit Limited to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €5.5 million of goodwill and €1.0 million of customer contracts in its established countries segment.

2004

Acquisition of Gotalka d.o.o.

On January 28, 2004, the Company acquired the remaining share of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brands Bistra, Gotalka and Claria. Total consideration for the acquisition was €7.2 million (excluding acquisition costs). The acquisition was accounted for using the purchase method of accounting. Prior to 2004, the investment was accounted for as an equity investee.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Cash and cash equivalents	€0.1
Property, plant and equipment	2.5
Water rights	0.4
Goodwill	6.0
Total assets	€9.0
Other current liabilities	1.2
Total liabilities	1.2
Net assets acquired	€7.8
Cash paid to former shareholders	€7.2
Costs of acquisition	0.6
Total consideration	€7.8

The acquisition has resulted in the Company recording €6.0 million of goodwill and €0.4 million of water rights in its developing countries segment. The contribution of Gotalka d.o.o. to the results of the group was €5.3 million for the year ended December 31, 2004.

3.   Equity Investments

The operating results include our proportionate share of income from our equity investments. The effective interest held in and carrying value of the equity investments as at December 31, are (in millions):

	Country of operation	Effective interest held 2005	Effective interest held 2004	Carrying value 2005	Carrying value 2004
Frigoglass Industries Limited	Nigeria	16%	18%	€12.0	€9.5
Multivita Sp.z o.o.	Poland	50%	50%	1.8	0.3
Valser Springs GmbH	Switzerland	50%	50%	0.3	0.3
Brewinvest Group	FYROM/Bulgaria	50%	50%	53.5	50.4
Multon group	Russian Federation	50%	—	226.6	—
Total equity investments				€294.2	€60.5

Multon Group

On April 20, 2005, the Company completed jointly with The Coca-Cola Company the acquisition of the Multon group, a leading juice producer in the Russian Federation. Multon group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). The Company’s share of the purchase price and debt was US$253.5 million (€193.7 million). The acquisition is a joint venture and is being accounted for under the equity method.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

3.   Equity iInvestments (Continued)

A summary of financial information for our equity investment in the Multon group as at December 31, 2005 is as follows (in millions):

Current assets	€74.8
Goodwill	176.3
Trademarks	155.8
Other non current assets	66.2
Total assets	€473.1
Current liabilities	17.8
Non current liabilities	2.1
Total liabilities	€19.9
Shareholders’ equity	€453.2
Company’s equity investment	€226.6

The carrying amount of the investment includes goodwill arising on the acquisition of the Multon group and it is attributable to the anticipated future cost, revenue synergies and growth potential in the Russian Federation.

4.   Franchise Rights, Goodwill and Other Intangible Assets

The following table sets forth the carrying value of intangible assets subject to, and not subject to amortization (in millions):

	2005	2004
Intangible assets not subject to amortization
Franchise rights	€1,996.4	€1,987.4
Goodwill	756.7	734.6
Trademarks	29.0	29.3
Minimum pension liability	1.1	2.0
	2,783.2	2,753.3
Intangible assets subject to amortization
Water rights	€2.2	€1.2
Customer contracts	0.9	—
Total intangible assets	€2,786.3	€2,754.5

In accordance with statement No. 142, an impairment assessment was conducted at December 31, 2005, December 31, 2004 and December 31, 2003. No impairment was indicated.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

4.   Franchise Rights, Goodwill and Other Intangible Assets (Continued)

The changes in the carrying amount of intangible assets were as follows (in millions):

	Franchise rights	Goodwill	Other intangible assets	Total
As at January 1, 2004	€1,948.4	€711.2	€53.4	€2,713.0
Additions	—	—	0.3	0.3
Intangible assets arising on current period acquisitions	—	6.5	0.4	6.9
Adjustments to intangible assets arising on prior period acquisitions	—	9.3	(21.1)	(11.8)
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverage plc	—	(2.4)	—	(2.4)
Adjustment in relation to minimum pension liability	—	-	(0.5)	(0.5)
Foreign exchange differences	39.0	10.0	—	49.0
As at December 31, 2004	€1,987.4	€734.6	€32.5	€2,754.5
Intangible assets arising on current period acquisitions	—	18.0	2.0	20.0
Amortization	—	—	(0.2)	(0.2)
Reduction of valuation allowance on net operating losses from acquisitions	(3.3)	(1.4)	—	(4.7)
Adjustment in relation to minimum pension liability	—	—	(0.8)	(0.8)
Foreign exchange differences	12.3	5.5	(0.3)	17.5
As at December 31, 2005	€1,996.4	€756.7	€33.2	€2,786.3

The changes in the carrying amount of goodwill by segment were as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2004	€587.3	€103.7	€20.2	€711.2
Goodwill arising on current period acquisitions	—	6.0	0.5	6.5
Adjustments to goodwill arising on prior period acquisitions	7.5	1.8	—	9.3
Reduction of valuation allowance on net operating losses from acquisition of Coca-Cola Beverage plc	—	(2.4)	—	(2.4)
Foreign exchange differences	1.5	8.5	—	10.0
As at December 31, 2004	596.3	117.6	20.7	734.6
Goodwill arising on current period acquisitions	5.5	—	12.5	18.0
Reduction of valuation allowance on net operating losses from acquisitions	—	—	(1.4)	(1.4)
Foreign exchange differences	(1.4)	5.2	1.7	5.5
As at December 31, 2005	€600.4	€122.8	€33.5	€756.7

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

5.   Selling, Delivery and Administrative Expenses

Selling, delivery and administrative expenses consisted of the following for the years ended December 31 (in millions):

	2005	2004	2003
Selling expenses	€720.4	€624.1	€567.1
Delivery expenses	387.7	338.9	326.2
Administrative expenses	325.2	316.2	302.7
Total selling, delivery and administrative expenses	€1,433.3	€1,279.2	€1,196.0

6.   Allowance for Doubtful Debts

The movement in the allowance for doubtful debts was as follows for the years ended December 31 (in millions):

	2005	2004	2003
As at January 1	€31.8	€25.8	€20.7
Charged to income	5.9	7.9	7.3
Uncollectible amounts written off, net of recoveries	(5.0)	(1.9)	(1.7)
Foreign currency translation	0.3	—	(0.5)
As at December 31	€33.0	€31.8	€25.8

7.   Inventories

Inventories consisted of the following at December 31 (in millions):

	2005	2004
Finished goods	€128.7	€124.1
Raw materials and work in progress	166.9	149.1
Consumables	57.9	53.2
Payments on account	6.3	1.1
Total inventories	€359.8	€327.5

8.   Long Term Debt and Short Term Borrowings

Long term debt consisted of the following at December 31 (in millions):

	Interest rate %	2005	2004
€233 million (2003: €555 million) “€625 million” Eurobond maturing on June 27, 2006	Fixed 5.25%	€241.2	€240.1
€500 million Eurobond maturing on July 15, 2011	Fixed 4.375%	518.0	514.5
US$500 million notes maturing on September 17, 2013	Fixed 5.125%	417.9	370.1
US$400 million notes maturing on September 17, 2015	Fixed 5.5%	339.9	299.2
Other debt		5.3	0.7
Total long term debt		€1,522.3	€1,424.6
Less: current portion		243.9	—
Total long term debt, less current portion		€1,278.4	€1,424.6

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

8.   Long tTerm Debt and Short tTerm Borrowings (Continued)

Other long term debt is carried at floating rates based on various types of Inter Bank Offer Rates or “IBOR”.

Maturities of long term debt for the years subsequent to December 31, 2005 are (in millions):

2006	€243.9
2007	0.3
2008	—
2009	2.3
2010	—
2011 and thereafter	1,275.8
Total long term debt	€1,522.3

As at December 31, 2005, a total of €733.0 million in Eurobonds has been issued under the €2.0 billion Euronote program. A further amount of €1,267.0 million is available for issuance. The bonds are not subject to any financial covenants.

The Company maintains certain committed facilities with banks. The undrawn committed facilities available to the Company at December 31, 2005 were €600.0 million, expiring on August 1, 2010.

In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program at December 31, 2005 was €210.0 million (2004: nil).

As of December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, the Company has a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion. No amounts have been drawn under this facility.

On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€760.6 million at December 31, 2005 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€422.6 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€338.0 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

8.   Long tTerm Debt and Short tTerm Borrowings (Continued)

capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0 billion. As at March 28, 2006, no amounts had been drawn under the shelf registration.

On July 12, 2004, the Company announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matures in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed off of the Company’s Euro Medium Term Note Program and has a term of seven years. Proceeds from the new issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million Eurobond in December 2004.

Short term borrowings at December 31, consisted of (in millions):

	2005	2004
Bank overdraft facilities	€86.1	€58.6
Other short term borrowings	223.9	17.4
Total short term borrowings	€310.0	€76.0

The weighted average interest on short term borrowings was 4.7%, 6.8% and 3.6% at December 31, 2005, 2004 and 2003, respectively.

Total interest paid during the years ended December 31, 2005, 2004 and 2003 was €53.9 million, €60.2 million and €57.9 million, respectively.

The total amount of interest cost incurred in 2005 was €59.3 million (2004: €66.9 million, 2003: €64.7 million). The amount of interest expensed in 2005 was €56.2 million (2004: €66.9 million, 2003: €64.7 million) and the amount of interest capitalized in 2005 was €3.1 million (nil in 2004 and 2003).

9.   Income Taxes

Pre-tax income for the years ended December 31, arose in the following jurisdictions (in millions):

	2005	2004	2003
Greece	€64.5	€61.9	€64.0
Other	332.8	295.5	258.5
Income before income taxes	€397.3	€357.4	€322.5

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2005	2004	2003
Current:
Greece	€30.1	€42.4	€20.9
Other	70.6	70.6	68.5
Total current tax	100.7	113.0	89.4
Deferred:
Greece	(6.7)	(20.8)	(3.2)
Other	17.8	(14.8)	(2.3)
Total deferred tax	11.1	(35.6)	(5.5)
Total current and deferred tax	€111.8	€77.4	€83.9

The above provision for deferred income taxes includes a net (charge) credit for the effect of changes in tax laws and rates of €(1.3) million in 2005, €17.9 million in 2004 and €38.0 million in 2003.

Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2005	2004
Deferred tax liabilities:
Intangible assets	€577.1	€567.2
Tax in excess of book depreciation	139.7	141.8
Income taxed at preferential rates	—	6.5
Foreign investments	9.1	1.9
Other	9.1	11.2
Total gross deferred tax liabilities	€735.0	€728.6
Deferred tax assets:
Net operating loss (“NOL”) carry-forwards	€45.7	€72.5
Liabilities and provisions	27.9	37.6
Book in excess of tax depreciation	23.8	8.0
Pensions and benefit plans	8.4	9.4
Other	32.6	29.5
Total gross deferred tax assets	€138.4	€157.0
Valuation allowance for deferred tax assets	(11.1)	(17.4)
Net deferred tax assets	€127.3	€139.6
Net deferred tax liabilities	€607.7	€589.0

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

A summary of valuation allowance movements is as follows (in millions):

	2005	2004	2003
As at January 1	€17.4	€11.8	€41.9
Charged (credited) to income	(3.4)	8.6	(6.5)
Credit related to recognition of pre-acquisition deferred tax assets	(4.7)	(2.4)	(3.3)
Effects on operations in economies ceasing to be considered as hyper-inflationary	—	—	(12.9)
Reductions arising on statutory tax law changes	—	—	(3.5)
Currency translation adjustments	1.4	0.1	(2.4)
Expired NOLs	—	(0.3)	(0.8)
Other movements	0.4	(0.4)	(0.7)
As at December 31	€11.1	€17.4	€11.8

The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company’s income tax expense is as follows (in millions):

	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€127.1	32.0	€125.1	35.0	€112.9	35.0
Lower tax rates of other countries	(28.9)	(7.3)	(30.6)	(8.6)	(30.3)	(9.4)
Additional local taxes	16.9	4.3	5.9	1.7	17.2	5.3
Tax holidays or exemptions	(1.7)	(0.4)	(4.4)	(1.2)	(3.1)	(1.0)
Non-deductible expenses	27.3	6.7	36.5	10.2	41.8	13.0
Capital investment incentives	(3.8)	(1.0)	(7.7)	(2.2)	(8.6)	(2.7)
Income not subject to tax	(24.2)	(6.1)	(22.3)	(6.2)	(11.5)	(3.6)
Changes in tax laws and rates	1.3	0.3	(17.9)	(5.0)	(38.0)	(11.8)
Change in valuation allowance	(3.4)	(2.1)	(1.6)	(0.4)	(4.1)	(1.3)
NOLs with no current benefit	1.6	0.4	1.9	0.5	2.7	0.8
Other, net	(0.4)	1.3	(7.5)	(2.1)	4.9	1.7
Total income tax charge	€111.8	28.1	€77.4	21.7	€83.9	26.0

At December 31, 2005, the Company had net operating tax loss carry-forwards (NOLs) of €180.7 million (2004: €267.0 million, 2003: €308.8 million) for income tax purposes. €85.4 million of NOLs expire between 2006 and 2010. None of the NOLs expire between 2011 and 2013. €95.3 million of NOLs do not expire, because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes, a valuation allowance of €11.1 million (2004: €11.9 million, 2003: €8.1 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €1,094.8 million at December 31, 2005 (2004: €852.9 million). Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

Total tax paid during the years ended December 31, 2005, 2004 and 2003 was €101.5 million, €105.0 million, and €75.0 million, respectively.

10.   Employee Benefit Obligations

The total accrued benefit liability for the defined benefit plan is as follows (in millions):

	2005	2004
Defined benefit plans
Statutory termination indemnities	€89.3	€81.0
Pension plans	23.0	23.1
Long service benefits—jubilee plans	6.1	8.4
Total defined benefit plans	€118.4	€112.5

Employees of the Company’s subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration.

Statutory termination benefits obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issue Task Force (“EITF”) No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

The Company’s subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plans in Switzerland. The Austrian plans do not have plan assets.

The Company provides long service benefits in the form of jubilee plans to its employees in Austria, Nigeria, Croatia and Poland.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

Summarized information for the above plans is as follows (in millions):

	2005	2004
Present value of defined obligation at the beginning of the year	€301.2	€265.7
Service cost	19.1	18.6
Interest cost	17.2	17.1
Plan participants’ contributions	4.2	3.4
Past service cost arising from amendments	0.8	(2.4)
Curtailment/settlements	1.2	1.3
Benefits paid	(24.9)	(19.4)
Actuarial loss	19.3	18.1
Foreign currency translation	4.5	(1.2)
Present value of defined benefit obligation at the end of the year	€342.6	€301.2

The pension plans and statutory termination obligations have a measurement date of December 31.

The total accumulated benefit obligation for all defined benefit plans is €281.9 million and €245.0 million as at December 31, 2005 and 2004, respectively.

	2005	2004
Fair value of plan assets at the beginning of the year	€155.9	€143.7
Actual return on plan assets	22.5	6.9
Actual employers’ contributions	10.4	7.3
Actual participants’ contributions	4.2	3.4
Actual benefits paid	(5.0)	(5.9)
Foreign currency translation	0.9	0.5
Fair value of plan assets at the end of the year	€188.9	€155.9

Benefits paid from pension benefit plans during 2005 and 2004 include €0.2 million and €0.3 million,  respectively, of payments relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination and long service benefits during 2005 and 2004 of €19.7 million and €13.2 million,  respectively, were paid from Company assets, because these plans are unfunded.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments. For our plans in the Eurozone area, Northern Ireland and Switzerland, which comprise approximately 90% of our projected benefit obligations, we consider the International Index Company’s iBoxx Euro Corporates AA 10+ Bond Index, the International Index Company’s iBoxx Sterling Corporates AA 15+ Bond Index and AA-rated corporate Swiss bonds respectively in the determination of the appropriate discount rate assumptions. For our plans in other countries, we use, where available, government bond yields of appropriate terms in setting the discount rate.

The weighted average rate we will utilize to measure our pension obligation as of December 31, 2005 and calculate our 2006 expense will be 4.83%, which is a decrease from 5.54% used in determining the 2005 expense.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

The net defined benefit obligations are as follows (in millions):

	2005	2004
Present value of defined benefit obligations	€(342.6)	€(301.2)
Fair value of plan assets	188.9	155.9
	€(153.7)	€(145.3)
Unrecognized actuarial loss	53.8	49.8
Unrecognized net transition liability	0.9	1.6
Unrecognized past service benefit	(1.6)	(1.9)
Net defined benefit obligations	€(100.6)	€(95.8)
Amounts recognized in the balance sheet consist of:
Accrued benefit liability	(118.4)	(112.5)
Intangible asset	1.1	2.0
Accumulated other comprehensive income	16.7	14.7
Net amount recognized	€(100.6)	€(95.8)
Included in:
Current liabilities	(0.7)	(6.1)
Long term liabilities	(117.7)	(106.4)
Goodwill and other intangible assets	1.1	2.0
Accumulated other comprehensive income	16.7	14.7
Total	€(100.6)	€(95.8)

Information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	2005	2004
Project benefit obligation	€311.5	€294.2
Accumulated benefit obligation	259.7	240.6
Fair value of plan assets	165.0	151.1

The weighted average assumptions used in computing the net benefit obligation consist of the following for the years ended December 31:

	2005	2004
	%	%
Discount rate	4.83	5.54
Rate of compensation increase	4.12	4.62
Pension increases	0.63	0.60

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

The expense recognized in the income statement consists of the following for the years ended December 31 (in millions):

	2005	2004	2003
Service cost	€19.1	€18.6	€17.1
Interest cost	17.2	17.1	12.5
Expected return on plan assets	(9.4)	(8.4)	(6.3)
Amortization of transition obligation	0.8	0.8	0.8
Recognized net actuarial obligation loss	1.8	1.0	2.2
Amortization of unrecognized past service costs	(0.1)	0.3	—
Curtailment/settlement	1.2	1.3	—
Net periodic benefit cost	€30.6	€30.7	€26.3

The weighted average assumptions used in computing the net periodic benefit cost consist of the following for the years ended December 31:

	2005	2004
	%	%
Discount rate	5.54	5.84
Expected return on assets	5.63	5.52
Rate of compensation increase	4.62	4.60
Pension increase	0.60	0.56

Plan assets were invested as follows:

	2005	2004
	%	%
Asset category:
Equity securities	44	45
Debt securities	48	48
Real estate	5	3
Cash	2	4
Other	1	—
Total	100	100

Equity securities include ordinary shares in the Company in the amount of €0.3 million (0.2% of the plan assets) and €0.3 million (0.2% of the plan assets) as at December 31, 2005 and 2004, respectively.

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

The Foundation Board of the Swiss pension plan appoints a pension fund manager who is responsible for the investment of pension fund assets and choice of investment strategy made to optimize return to pension fund members. Bond portfolio management is delegated to at least two independent banks and

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

property management is delegated to a professional property company. Performance is reviewed regularly by the pension fund manager who reports semi-annually to the Foundation Board. The pension investment strategy is set in accordance with relevant Swiss legislation (BVV 2, ART 50-59). This sets out maximum percentages which can be held in different asset classes and makes certain diversity requirements. The investment policy states that the portfolio should be invested with an appropriate risk diversification. If risks are suitably covered, then the investment strategy can include a slightly wider risk profile, which would include overseas equities. The broad investment strategy at December 31, 2005 is to hold approximately 62% in bonds, 26% in equities, 8% in property, and 2% in cash and 2% in other items under the investments.

The overall investment policy of the Irish plans is determined by the trustees in consultation with Coca-Cola Hellenic Bottling Company S.A. Ireland and their professional advisors. The investment objectives of the Irish plans are to aim to maximize investment returns over the long term within the necessary constraints of prudence and caution. In order to achieve this goal, the plans assets are invested primarily in high quality equity holdings. Responsibility for day to day investment decisions such as stock selection is delegated by the trustees to the investment managers. The performance of the investment managers is monitored on a regular basis by the trustees. There are no restrictions under local legislation regarding the type of assets that the plans may hold. However for the purpose of determining whether the plans meet the minimum funding standard specified under Irish legislation, it is not permissible to include assets invested in the sponsoring employer. There are also restrictions relating to large holdings in individual stocks. The broad investment strategy at December 31, 2005 is to hold approximately 80% in bonds and 20% in equities.

To develop our expected long term rate of return assumptions the Company, in consultation with its advisors uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long term rate of return assumption used in computing 2005 net periodic pension cost for the plans was 5.63%.

Cash Flow

Estimated future benefit payments:	(in millions of euro)
2006	12.2
2007	9.1
2008	10.7
2009	12.9
2010	14.6
Years 2011-2015	103.3

The Company plans to contribute €8.8 million to its pension plans in 2006.

Defined contribution plans

The Company also sponsors defined contribution plans covering employees at four subsidiaries. The expense recognized in the income statement in 2005 for the defined contribution plans is €6.3 million (2004: €6.5 million, 2003: €6.0 million).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

11. Restructuring

During 2005, the Company recorded restructuring charges of €10.1 million (2004: €9.3 million) before tax. The restructuring charges primarily result from the initiatives communicated in 2004 to consolidate our manufacturing network by rationalizing sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria. The project to develop a single all-island production facility in Ireland is ongoing, and we expect to incur further charges of approximately €26.0 million over the next eighteen months in relation to this project. Of the charges for 2005, €3.3 million was recorded in selling, delivery and administrative expenses, and €6.8 million was recorded in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	2005	2004
As at January 1	€7.1	€5.4
Arising during the year	10.1	9.3
Utilized during the year	(8.2)	(7.6)
As at December 31	€9.0	€7.1

In addition, accelerated depreciation has been recorded on plant and equipment whose useful lives have been reduced as a result of the planned restructuring. The €7.9 million of charges relating to this change in estimate was recorded mainly in cost of goods sold in 2005. In addition, we recorded impairment charges on equipment of €0.9 million in 2005 and €3.6 million in 2004.

12. Employee Share Ownership Plan

The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resource Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in the Company’s shares by contributing to the plan monthly. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee’s salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek resident employees’ contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year, and matching shares purchased in December vest immediately.

Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company’s matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders’ equity. The expense for 2005, 2004 and 2003 amounted to €2.2 million, €2.1 million and €1.5 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share. The fair value of unvested shares held by the trust is €1.5 million (2004: €1.2 million).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

13. Other Comprehensive Income

The components of other comprehensive income are as follows (in millions):

	Currency translation adjustments(1)	Derivative financial instruments gains (losses)	Minimum pension liability	Unrealized gain on available- for-sale investments	Total
As at January 1, 2003	€180.7	€0.4	€—	€—	€181.1
Currency translation adjustment, net of applicable income taxes of €0.7 million	(168.5)	—	—	—	(168.5)
Change in fair value of derivatives, net of applicable income taxes of €0.9 million	—	3.4	—	—	3.4
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.1 million	—	(2.0)	—	—	(2.0)
Change in minimum pension liability, net of applicable income taxes of €3.3 million	—	—	(7.4)	—	(7.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.4 million	—	—	—	0.8	0.8
As at December 31, 2003	12.2	1.8	(7.4)	0.8	7.4
Currency translation adjustment, net of applicable income taxes of €8.2 million	68.4	—	—	—	68.4
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	(11.4)	—	—	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.7 million	—	6.9	—	—	6.9
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	(3.4)	—	(3.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	0.3	0.3
As at December 31, 2004	80.6	(2.7)	(10.8)	1.1	68.2
Currency translation adjustment, net of applicable income taxes of €(4.2) million	91.2	—	—	—	91.2
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	(0.1)	—	—	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	2.3	—	—	2.3
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	(1.3)	—	(1.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	1.0	1.0
As at December 31, 2005	€171.8	€(0.5)	€(12.1)	€2.1	€161.3

(1)          Includes amounts related to equity method investees.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

14.   Commitments and Contingencies

Leases

The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment included the following amounts for leases that have been capitalized at December 31 (in millions):

	2005	2004
Property plant and equipment	€93.6	€71.1
Less amortization	(31.1)	(22.8)
Total leases	€62.5	€48.3

The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2005 (in millions):

	Capital leases	Operating leases
2006	€22.4	€21.1
2007	18.5	16.0
2008	13.8	14.0
2009	9.4	4.8
2010	5.9	4.5
2011 and thereafter	8.4	5.7
Total minimum lease payments	€78.4	€66.1
Amounts representing interest	(8.3)
Present value of net minimum lease payments	€70.1
Long term portion of capital leases	50.3
Current portion of capital leases	19.8
Total capital leases	€70.1

Rental expense for operating leases for 2005 was €42.3 million. The rental expense was €46.5 million and €32.6 million in 2004 and 2003, respectively.

Security over assets

Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases.

Other

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On such date, the Company was also made aware that in its

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

14.   Commitments and Contingencies (Continued)

recommendation to the Competition Authority the Secretariat of the Competition Authority claims that the Company did not properly comply with the decision of the Competition Authority of January 25, 2002 during the period covered by its investigation and proposes the imposition of a fine on the Company of €5,869 for each day that the Company delayed to comply since the decision of January 25, 2002 which, through the date the Company was served with notice, could amount up to approximately €7.9 million. The hearings before the Competition Authority have been concluded, and a decision is expected to be issued in the first half of 2006.

We believe we have substantial legal and factual defenses to the Secretariat’s claims. However, at this time we cannot predict the outcome of these proceedings.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees. If the Company’s subsidiaries were to become liable to pay full waste recovery fees for 2005 the amount payable would be approximately €4.2 million. The decision has been appealed to the Bulgarian Supreme Administrative Court. At present it is not possible to predict the outcome of this matter or to quantify the likelihood of any potential liability arising from it.

The Company has not provided for any losses related to the above matters.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has similar issues outstanding before the Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

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

At December 31, 2005, the Company had capital commitments over the next year of €73.9 million (2004: €60.4 million).

At December 31, 2005, the Company had commitments to purchase €336.6 million (2004: €167.0 million,  2003: €140.9 million) of raw materials over the next years.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

15.   Financial Instruments

Derivative Financial Instruments

The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate

The Company uses interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting the Company’s €733.0 million in 2005 (2004: €733.0 million) fixed-rate debt to a floating rate based on EURIBOR. The notional amount of the swaps is €733.0 million in 2005 (2004: €733.0 million). During both 2005 and 2004, the Company used a combination of interest rate swaps and currency swaps to convert the Company’s US$500.0 million and US$400.0 million notes issues in the US market from fixed-rate US dollar denominated debt to a floating-rate based on EURIBOR. The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate swap agreements are classified as current or non current depending on an assessment of the period over which they are expected to be held.

During the year ended December 31, 2005, the Company recognized a net loss of €3.0 million (2004: net loss of €1.5 million and 2003: net gain of €4.4 million) related to interest rate swaps which do not qualify for hedge accounting. All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, respectively.

Over the period 2003 to 2004, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the statement of income through the option revaluation process. As the Company has benefited from lower interest costs and, consequently, recognized a loss of €1.4 million (2004: a loss of €4.2 million, 2003: a loss of €2.4 million) in relation to these items in the statement of income within interest expense.

Foreign Currency

The Company is exposed to the effect of foreign currency risk on expenditures that are denominated in a currency other than the functional currency of the operation with the exposure. From time to time, the Company uses forward and option contracts to hedge a portion of its anticipated foreign currency denominated expenditures. All of the forward and option exchange contracts have maturities of less than one year after the balance sheet date.

At December 31, 2005, the Company had recorded €2.6 million of unrealized losses in accumulated other comprehensive income (2004: €3.6 million of unrealized losses), as a result of the hedge contracts, which, if realized, will be recorded in operating expenses, when the underlying transaction affects operating results. The net fair values of the forward and option contracts of €(0.9) million and €(1.4)

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

15.   Financial Instruments (Continued)

million at December 31, 2005 and 2004, respectively, are included within other current assets and other current liabilities.

During 2003, the Company purchased cross currency swaps to cover the currency risk related to the US$500.0 million and US$400.0 million notes (refer to Note 8). At December 31, 2005, the fair value of the cross currency swaps represented a payable of €43.3 million (2004: €143.1 million). The cross currency swaps were recorded as a long term liability, as the maturity of the instruments matched the underlying notes. The €99.8 million gain (2004: €53.2 million loss) on the cross currency swaps during 2005 was offset by the €99.8 million loss (2004: €53.2 million gain) recorded on the translation of the dollar denominated debt to Euro.

Sugar

The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations. No commodities futures contracts were outstanding at December 31, 2005.

At December 31, 2005, the Company had not recorded any unrealized gains (2004: €0.5 million,  2003: €0.3 million) in accumulated other comprehensive income, as a result of the hedge contracts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives.

The Company maintains cash and cash equivalents balances with various financial institutions. The financial institutions are located throughout the countries in which the Company operates. It is the Company’s policy to limit exposure to any one institution.

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

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

15.   Financial Instruments (Continued)

Long  and short term debt:   The carrying amounts of the Company’s borrowings under its short term revolving credit arrangements approximate their fair value. The fair value of the Company’s long term debt is estimated using current market prices.

Foreign exchange forward and option contracts, interest rate swaps and options, cross currency swaps and commodity futures:   The fair values of the Company’s foreign exchange forward and option contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations.

The carrying amounts and fair value of the Company’s derivative financial instruments and long term debt, at December 31, were as follows (in millions):

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate swap assets	€8.4	€8.4	€—	€—
Interest rate options	0.7	0.7	2.2	2.2
Foreign currency option contracts	0.1	0.1	—	—
Forward foreign exchange contracts	3.3	3.3	5.2	5.2
Commodities futures contracts	—	—	0.8	0.8
Total derivative assets (current)	€12.5	€12.5	€8.2	€8.2
Interest rate swaps	21.7	21.7	36.0	36.0
Total derivative assets (non current)	€21.7	€21.7	€36.0	€36.0
Total derivative assets	€34.2	€34.2	€44.2	€44.2
Derivative liabilities:
Foreign currency option contracts	€—	€—	€0.3	€0.3
Forward foreign exchange contracts	1.3	1.3	5.9	5.9
Total derivative liabilities (current)	€1.3	€1.3	€6.2	€6.2
Cross currency swaps	43.3	43.3	143.1	143.1
Interest rate swaps	1.6	1.6	—	—
Total derivative liabilities (non current)	€44.9	€44.9	€143.1	€143.1
Total derivative liabilities	€46.2	€46.2	€149.3	€149.3
Long term debt (including current portion)	€1,522.3	€1,531.2	€1,424.6	€1,425.1

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

15.   Financial Instruments (Continued)

The fair values of derivative financial instruments at December 31, designated as cash flow hedges were (in millions):

	2005	2004
Contracts with positive fair values:
Commodities future contracts	€—	€0.8
Forward foreign exchange contracts	0.3	0.3
	€0.3	€1.1
Contracts with negative fair values:
Forward foreign exchange contracts	€(0.8)	€(3.9)
	€(0.8)	€(3.9)

The fair values of derivative financial instruments at December 31, designated as fair value hedges were (in millions):

	2005	2004
Contracts with positive fair values:
Interest rate swaps	€29.9	€35.6
	€29.9	€35.6

	2005	2004
Contracts with negative fair values:
Interest rate swaps	€(1.6)	€—
Forward foreign exchange contracts	(0.5)	(2.0)
	€(2.1)	€(2.0)

The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, were (in millions):

	2005	2004
Contracts with positive fair values:
Interest rate swaps	€0.2	€0.4
Interest rate options	0.7	2.2
Foreign currency option contracts	0.1	—
Forward foreign exchange contracts	3.0	4.9
	€4.0	€7.5
Contracts with negative fair values:
Foreign currency option contracts	€—	€(0.3)
Cross currency swaps	(43.3)	(143.1)
	€(43.3)	€(143.4)

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operated in 27 countries during 2005 (including our equity investment based in the Former Yugoslav Republic of Macedonia (“FYROM”)). Its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. The accounting policies of the Company’s reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Segment Information (Continued)

There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.’s segments, nor are there significant export sales from Greece.

	2005	2004	2003
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,261.8	€2,244.9	€2,189.5
Developing	841.1	732.7	712.7
Emerging	1,531.0	1,224.3	1,115.3
	€4,633.9	€4,201.9	€4,017.5
Cash Operating Profit (COP)
Established	€371.2	€368.5	€361.2
Developing	116.9	105.0	96.6
Emerging	269.5	235.3	193.0
	757.6	708.8	650.8
Depreciation
Established	120.1	119.1	117.1
Developing	68.9	64.4	63.1
Emerging	116.8	99.9	92.7
	305.8	283.4	272.9
Impairment charges on property, plant and equipment
Established	—	3.6	—
Developing	0.9	—	—
Emerging	—	—	—
	0.9	3.6	—
Amortization
Established	0.1	—	—
Developing	0.1	—	—
Emerging	—	—	—
	0.2	—	—
Operating profit
Established	251.0	245.8	244.1
Developing	47.0	40.6	33.5
Emerging	152.7	135.4	100.3
	450.7	421.8	377.9

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Segment Information (Continued)

	2005	2004	2003
	(In millions, for the year ended December 31)
Interest expense
Established	36.9	38.9	39.5
Developing	2.5	2.3	7.8
Emerging	12.3	3.4	2.5
Corporate	80.9	87.7	78.2
Intersegment interest expense	(76.4)	(65.4)	(63.3)
	56.2	66.9	64.7
Interest income
Established	2.7	1.2	2.0
Developing	1.1	4.3	9.9
Emerging	1.6	1.7	3.3
Corporate	74.3	64.8	59.6
Intersegment interest income	(76.4)	(65.4)	(63.3)
	3.3	6.6	11.5
Income tax expense
Established	65.3	33.5	48.2
Developing	11.8	10.2	(1.2)
Emerging	36.7	25.9	33.7
Corporate	(2.0)	7.8	3.2
	111.8	77.4	83.9
Subtotal	286.0	284.1	240.8
Reconciling items:
Other expense	(3.0)	(8.3)	(7.1)
Other income	2.5	4.2	4.9
Share of income of equity method investees	23.9	5.2	4.3
Minority interests	(10.5)	(13.1)	(11.0)
Net income	€298.9	€272.1	€231.9

	2005	2004	2003
	(In millions, for the year ended December 31)
Capital expenditure
Established	€107.9	€108.1	€123.5
Developing	77.4	74.9	65.7
Emerging	225.5	171.4	151.5
	€410.8	€354.4	€340.7

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Segment Information (Continued)

	2005	2004
Total assets	(In millions, for the year ended December 31)
Established	€3,625.6	€3,538.6
Developing	1,312.4	1,260.2
Emerging	1,714.0	1,172.8
Corporate/intersegment receivables	54.9	(8.1)
	€6,706.9	€5,963.5

17.   Shareholders’ Equity

Issued Capital and Additional Paid-in Capital

On December 21, 2005, the Company’s board of directors resolved to increase the share capital of the Company by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €36.6 million. This was recorded as €1.2 million to issued capital and €35.4 million to additional paid-in capital.

On December 22, 2004, the Company’s board of directors resolved to increase the share capital of the Company by a total of 1,344,852 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €19.2 million. This was recorded as €0.6 million to issued capital and €18.6 million to additional paid-in capital.

On December 23, 2003, the Company’s board of directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €3.4 million. This was recorded as €0.1 million to issued capital and €3.3 million to additional paid-in capital.

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

On October 1, 2003, the board of directors of the Company called a second extraordinary general meeting, which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of the Company. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003, and the Athens Stock Exchange was duly notified at its board meeting of  November 14, 2003. As at December 31, 2003, €472.9 million of the €473.3 million had been returned to shareholders. The capital return of €473.3 million and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the global offering of notes.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

17.   Shareholders’ Equity (Continued)

Retained earnings

Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €28.0 million (2004: €28.0 million).

At December 31, 2005, an amount of €55.3 million (2004: €31.4 million) of the total retained earnings balance related to the Company’s share of income from equity method investments.

18.   Stock Option Compensation Plans

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee’s performance and level of responsibility. Options are granted at an exercise price of the average mid-price of the Company’s shares at close of trading on the Athens Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

The Company follows Opinion No. 25 and related interpretations in accounting for its stock-based compensation plan. Under Opinion No. 25, to the extent options are granted with an exercise price less than the market price on date of grant, compensation expense is recognized over the vesting period. Compensation expense recorded for 2005 was €0.1 million (2004: negligible, 2003: €0.2 million).

The following table summarizes information on options outstanding:

	Exercise price	Vesting status 2005	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€23.32	fully vested	—	—	—	07.11.2008	296,669
Sub Plan 2	20.97	fully vested	—	—	—	09.29.2008	13,103
Sub Plan 3	17.06	fully vested	—	—	—	12.08.2009	331,009
Sub Plan 4	14.68	fully vested	—	—	—	12.12.2010	840,677
Sub Plan 5	12.08	fully vested	—	—	—	06.27.2011	20,000
Sub Plan 6	14.53	fully vested	—	—	—	12.12.2011	407,810
2003 A Plan	12.95	fully vested	—	—	—	12.10.2012	68,900
2003–2004 Plan/2003 Grant	16.76	two-thirds	12.15.2006	—	—	12.14.2013	421,905
2003–2004 Plan/2004 Grant	18.63	one-third	12.03.2006	12.03.2007	—	12.02.2014	652,386
2005–2009 Plan/2005 Grant	23.30	none	12.02.2006	12.02.2007	12.02.2008	12.01.2015	794,600
Total							3,847,059

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

18.   Stock Option Compensation Plans (Continued)

A summary of stock option activity under all plans is as follows:

	Number of stock options 2005	Weighted average exercise price(2) 2005	Number of stock options 2004	Weighted average exercise price(2) 2004	Number of stock options 2003	Weighted average exercise price(2) 2003
Outstanding on January 1	5,506,872	€16.07	6,441,396	€15.42	5,724,958	€15.40
Granted(3)	794,600	23.30	734,850	18.63	1,423,900	14.84
Exercised	(2,431,873)	15.07	(1,334,852)	14.39	(256,681)	13.14
Forfeited	(22,540)	17.73	(334,522)	15.85	(450,781)	14.59
Outstanding on December 31	3,847,059	€18.19	5,506,872	€16.07	6,441,396	€15.42
Exercisable on December 31	2,342,039	€16.50	4,241,912	€15.65	4,826,028	€15.52

(2)          Reflects adjustment in the exercise prices due to re-capitalization in 2003

(3)          Including converted stock appreciation rights (SARs)—refer to Note 19 for further details

19.   Stock Appreciation Rights

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (SARs), based on an employee’s performance and level of responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of Coca-Cola Hellenic Bottling Company S.A.’s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

The following table summarizes information on SARs outstanding:

	Exercise price	Vesting status 2005	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998 A	€23.32	fully vested	—	—	—	07.11.2008	158,792
1999	17.06	fully vested	—	—	—	12.08.2009	115,440
2000	14.68	fully vested	—	—	—	12.12.2010	119,500
2001	14.53	fully vested	—	—	—	12.12.2011	61,100
2002	12.95	fully vested	—	—	—	12.10.2012	10,000
2003	16.76	two-thirds	12.15.2006	—	—	12.14.2013	20,000
2004	18.63	one-third	12.03.2006	12.03.2007	—	12.02.2014	22,150
2005	23.30	none	12.02.2006	12.02.2007	12.02.2008	12.01.2015	24,500
Total							531,482

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

19.   Stock Appreciation Rights (Continued)

A summary of SARs activity under all plans is as follows:

	Number of SARs 2005	Weighted average exercise price(4) 2005	Number of SARs 2004	Weighted average exercise price(4) 2004	Number of SARs 2003	Weighted average exercise price(4) 2003
Outstanding on January 1	614,062	€17.66	837,907	€17.02	1,631,828	€15.30
Granted	24,500	23.30	22,150	18.63	20,000	16.76
Exercised	(105,607)	15.34	(243,155)	15.56	—	n/a
Converted into stock options	—	—	—	—	(718,900)	12.95
Forfeited	(1,473)	23.32	(2,840)	16.43	(95,021)	18.14
Outstanding on December 31	531,482	€18.37	614,062	€17.66	837,907	€17.02
Exercisable on December 31	485,547	€18.13	574,077	€17.69	763,674	€17.24

(4)          Reflects adjustments in the exercise price due to re-capitalization in 2003.

The compensation expense relating to SARs recorded for 2005 amounted to €1.5 million (2004: €1.2 million, 2003: €0.9 million).

20.   Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2005	2004	2003
Numerator (euro):
Net income	€298.9	€272.1	€231.9
Denominator (number of shares):
Basic weighted average ordinary shares outstanding	238.3	237.0	236.7
Diluted effect of stock options	1.4	1.0	—
Diluted weighted average ordinary shares outstanding	239.7	238.0	236.7

21.   Other Income

Other income of €2.5 million in 2005 consists of gains on sales of financial investments of €2.1 million,  €0.3 million of exchange gains and €0.1 million of external dividends received (in 2004, gains on interest rate swaps that were not eligible for hedge accounting of €3.5 million and exchange gains of €0.7 million,  and in 2003, €4.4 million and €0.5 million,  respectively).

22.   Other Expense

Other expense of €3.0 million in 2005 consists of losses on interest rate swaps that were not eligible for hedge accounting (in 2004, exchange losses of €3.4 million and €4.9 million of losses of interest rate swaps and in 2003, exchange losses of €1.0 million and costs associated with the capital return of €6.1 million).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

23.   Related Party Transactions

The Coca-Cola Company

As at December 31, 2005, The Coca-Cola Company indirectly owned 56,741,386 shares in Coca-Cola Hellenic Bottling Company S.A. This represented 23.6% (2004: 23.8%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic Bottling Company S.A. to be a “key bottler”, and has entered into bottler’s agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.’s territories. All the bottler’s agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottler’s (“SIB”) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic Bottling Company S.A.’s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company S.A. is obliged to purchase all its requirements for concentrate for The Coca-Cola Company’s beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company’s discretion until 2023.

The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.’s countries. The Coca-Cola Company has authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €994.9 million,  €907.4 million and €904.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Coca-Cola Company makes discretionary marketing contributions to Coca-Cola Hellenic Bottling Company S.A.’s operating subsidiaries. The participation in shared marketing agreements is at The Coca-Cola Company’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programs to promote The Coca-Cola Company’s beverages.

Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €39.8 million,  €47.0 million and €41.2 million for the years ended December 31, 2005, 2004 and 2003 respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2005, such contributions totaled €17.6 million as compared to €21.1 million and €19.0 million in 2004 and 2003, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2005, these contributions totaled €22.2 million,  compared with €25.9 million and €22.2 million in 2004 and 2003, respectively. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company’s discretion, will not necessarily be the same from year to year.

In addition, support payments received from The Coca-Cola Company for the placement of cold drink equipment were €26.6 million,  €15.0 million and €22.5 million,  for the years ended December 31, 2005, 2004 and 2003, respectively.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

23.   Related Party Transactions (Continued)

The Company purchased €0.8 million of fixed assets from The Coca-Cola Company in the year ended December 31, 2004. No fixed assets were purchased in the years ended December 31, 2003 and 2005.

During the year, the Company sold €11.8 million of finished goods and raw materials to The Coca Cola Company (2004: €8.4 million,  2003: €7.0 million).

Other income primarily comprises rent, facility and other costs of €2.1 million (2004: €1.7 million, 2003: €6.8 million), a toll filling relationship in Poland of €11.4 million (2004 and 2003, nil) and in 2003, a toll filling relationship in Hungary of €4.9 million (2005 and 2004, nil). Other expenses relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €1.4 million (2004: €4.2 million,  2003: €14.6 million). With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

In 2005, the Company received €6.4 million from The Coca-Cola Company for the sale of the water brand trademark, Bankia. In 2004, the Company sold trademarks to The Coca-Cola Company for €11.2 million. Of this, €8.6 million related to the sale of Gotalka water brands, and the remainder to the sale of the Bosnian water brand, Olimpija. The €2.6 million payment for the Olimpija brand was received in 2005. In 2003, the Company received €7.6 million from The Coca-Cola Company for the sale of trademarks. Of this, €2.3 million related to the sale of the water brand trademark, Dorna. The remainder related to the sale of the water brand trademark, NaturAqua, in 2002. The consideration received for NaturAqua has been deferred over a five-year period and requires reimbursement if certain performance criteria are not met. The consideration will be recognized as income, if such criteria are satisfied.

At December 31, 2005, the Company had a total of €68.6 million (2004: €45.1 million and 2003: €49.3 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €92.0 million (2004: €69.3 million and 2003: €68.4 million).

Beverage Partners Worldwide

Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €44.2 million,  €27.8 million and €21.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, the Company owed €2.4 million (2004: €1.2 million, 2003: €0.1 million) and was owed €0.4 million (2004: €2.0 million, 2003: €1.2 million).

The Kar-Tess Group

The Kar-Tess Group owned 71,848,182 shares in Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2005. This represented 29.9% (2004: 30.2%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Kar-Tess Group owns 44.1% of Frigoglass S.A. (see below).

Frigoglass S.A.

Frigoglass S.A. is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has an 15.8% effective interest, through its investment in Nigerian Bottling Company plc. The Kar-Tess Group is a major shareholder of Frigoglass S.A. (see above).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

23.   Related Party Transactions (Continued)

Under the terms of a supply agreement entered into in 1999, and extended in 2004 on substantially similar terms, the Company is obliged to obtain at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for coolers, glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The current agreement expires on December 31, 2008. Coca-Cola Hellenic Bottling Company S.A. has the status of most favored customer of Frigoglass, on a non-exclusive basis.

Purchases from Frigoglass S.A. and its subsidiaries amounted to €143.8 million, €165.1 million and €155.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2005, the Company owed €7.0 million (2004: €17.6 million,  2003: €9.5 million) and was owed €0.9 million (2004: €0.7 million,  2003: €0.3 million).

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2005, our Nigerian subsidiary purchased chemicals, raw materials, spare parts and fixed assets totaling €9.9 million (2004: €6.8 million,  2003: €18.3 million) and incurred rental expenses of €1.1 million (2004: €0.9 million,  2003: €1.0 million). At December 31, 2005, the Company owed €2.2 million (2004: €0.8 million, 2003: €0.9 million) and was owed €0.2 million (2004: €0.1 million,  2003: €0.1 million).

Plias S.A.

Plias S.A. is related to the Company by way of some common shareholdings. In 2005, the Company made no sales of finished goods (2004: €3.8 million,  2003: €14.9 million) to Plias S.A. In 2005, the Company purchased finished goods of €0.8 million (2004: nil, 2003: nil) and made no purchases of fixed assets (2004: €2.3 million,  2003: €1.1 million) from Plias S.A. At December 31, 2005, Plias S.A. and its subsidiaries owed €0.8 million to the Company (2004: €11.3 million,  2003: €6.3 million) and were owed €0.1 million (2004: €5.7 million,  2003: nil). The net balance outstanding at December 31, 2005 was settled in January 2006.

Other Coca-Cola bottlers

In 2005, the Company purchased €0.8 million of finished goods from other Coca-Cola bottlers in whom The Coca-Cola Company has significant influence (2004: €1.6 million,  2003: €1.1 million). At December 31, 2005, the Company owed €0.2 million (2004: €0.1 million,  2003: €0.2 million) and was not owed anything (2004: nil, 2003: €0.3 million).

Brewinvest S.A.

The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. During the year, the Company did not sell any packaging materials to Brewinvest S.A. (2004: €0.2 million,  2003: €0.4 million) and purchased €11.7 million of finished goods (2004: €11.3 million,  2003: €5.7 million) from Brewinvest S.A. At December 31, 2005, the Company owed €0.9 million (2004: nil, 2003: nil) to Brewinvest S.A.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

23.   Related Party Transactions (Continued)

Multon Group

The Company has a 50% interest in a joint venture, Multon group, a juice producer in Russia. In 2005, the Company purchased €2.6 million of finished products from Multon group, and sold raw materials of €1.6 million and €6.4 million of fixed assets to Multon group. At December 31, 2005, the Company owed €10.9 million to Multon group (refer to Note 3).

24.   Subsequent Events Occurring Prior to the Date of Audit Report

On January 27, 2006 our subsidiary 3E (Cyprus) Limited launched a public offer to the shareholders of Lanitis Bros Public Limited for the acquisition of up to 100% of the issued share capital of Lanitis Bros Public Limited. The consideration offered for each share in Lanitis Bros Public Limited is CYP 0.172 in cash. As at March 27, 2006, a total of 238,559,665 shares or approximately 95.43% of the outstanding share capital of Lanitis Bros Public Limited have either been tendered in response to the Public Offer launched by Coca-Cola Hellenic Bottling Company S.A.’s subsidiary, 3E (Cyprus) Limited on January 27, 2006, or purchased by 3E (Cyprus) Limited on the Cyprus Stock Exchange since January 27, 2006. The total consideration to be paid for the shares above is CYP 41.0 million.

On February 14, 2006, the Company announced that it had agreed to acquire, jointly with The Coca-Cola Company, 100% of Traficante group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand, Lilia and Lilia Kiss (still and sparkling). The total net consideration for the transaction is estimated to be €35.0 million (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalized in the second quarter of 2006.

On February 24, 2006, the production in the Athens plant ceased and was undertaken by our Schimatari plant (which is 40km away from Athens). On March 10, 2006, the operation of the warehouses of Messologi, Corfu and Rhodes ceased. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

On March 13, 2006, we acquired, jointly with The Coca-Cola Company, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands, Next and Su-Voce. The net consideration for the transaction was €21.4 million (excluding acquisition costs) with the assumption of debt of an additional €24.0 million. The Company’s share of the purchase price and debt was €22.7 million. The deal has received both European Union and Serbian Competition Authority approval.

On March 24, 2006, Coca-Cola HBC Finance plc issued a €350.0 million 3-year euro denominated floating rate bond with a coupon of 3 month Euribor +20 basis points. The transaction was executed under the existing €2.0 billion euro medium term note program.

25.   Subsequent Events (Unaudited) Occurring After the Date of Audit Report

On April 5, 2006, we acquired control of Lanitis Bros Public Limited. Lanitis Bros Public Limited is the exclusive bottler of products of the Coca-Cola Company. As at April 5, 2006, a total of 238,559,665 shares or approximately 95.43% of Lanitis Bros outstanding share capital had been acquired. The total consideration paid for these shares was €71.5 million excluding acquisition costs. Lanitis Bros has been delisted from the Cyprus Stock Exchange, and we intend to acquire the remaining shares.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

25.   Subsequent Events (Unaudited) Occurring After the Date of Audit Report (Continued)

On April 24, 2006, the Company completed the sale of its production site in Dublin. The gain on sale is estimated to be €16.0 million.

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002, which imposed a fine on us for certain discount and rebate practices and required changes with respect to placing coolers in certain locations and lending them free of charge. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of  €5,869 for each day the Company  failed to comply with its decision of  January 25, 2002. The Greek Competition Authority imposed such penalty for the period from February 1, 2002 to February 16, 2006, which amounts, in total, to approximately €8.7 million. We believe we have substantial legal and factual defenses to the Authority’s decision and we intend to appeal it to the competent Greek courts.

In February 2006, we agreed to acquire jointly with The Coca-Cola Company the Traficante group, an Italian mineral water company. We have received regulatory approval for this transaction and we intend to close the acquisition in the first half of July 2006.