Form 20-F
period 2006-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2007-06-29
CIK 1190713

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT ON FORM 20-F

(Mark One)

☐                                   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as at December 31, 2006, the close of the period covered by the annual report:

242,067,916 ordinary shares of nominal value €0.50 per ordinary share

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, “Risk Factors”, Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects”. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw and packaging materials and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, “Risk Factors” included elsewhere in this annual report.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“United States”), or US GAAP. This annual report includes our audited consolidated balance sheets as at December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.

In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards, or IFRS, effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, Greek legislation has provided that Greek publicly-traded companies prepare their statutory financial statements in accordance with IFRS as adopted by the European Union, with effect from January 1, 2005.

In this annual report, references to “euro” and “€” are to the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its lawful currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = 340.75 Greek drachmas. The following countries in which we operate have also adopted the euro as their lawful currency: Austria, Italy, Montenegro, the Republic of Ireland and Slovenia.

All references to “$” and “dollars” are to the lawful currency of the United States. You should read Item 3A, “Key Information—Selected Financial Data—Exchange rate information” for historical information regarding the exchange rates between the euro and the US dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3365, being the exchange rate between the euro and the US dollar as of June 15, 2007.

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

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

A.   Selected Financial Data

The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, cash operating profit and reconciliation of net income to cash operating profit) set forth below for the five year period ended December 31, 2006 has been derived from our audited consolidated financial statements prepared in accordance with US GAAP. Our consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, are included elsewhere in this annual report.

We define cash operating profit, or COP, as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment charges, stock option compensation and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

You should read the following summary financial information together with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2006(1)	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002

(amounts in millions of euro or dollars, as indicated, except for sales volume data in units, per share data in euro or dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$7,179.9	€5,372.2	€4,633.9	€4,201.9	€4,017.5	€3,839.4
Cost of goods sold	(4,386.8)	(3,282.3)	(2,749.9)	(2,500.9)	(2,443.6)	(2,366.4)
Gross profit	2,793.1	2,089.9	1,884.0	1,701.0	1,573.9	1,473.0
Selling, delivery, administrative expenses and other operating items	(2,179.5)	(1,630.8)	(1,433.3)	(1,279.2)	(1,196.0)	(1,178.5)
Operating profit	613.6	459.1	450.7	421.8	377.9	294.5
Cumulative effect of accounting change for SFAS No. 123(R), net of income taxes	(1.1)	(0.8)	—	—	—	—
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	—	—	—	—	(94.0)
Net income	418.9	313.4	298.9	272.1	231.9	58.0
Cash flow data:
Net cash provided by operating activities	926.3	693.1	545.2	489.7	579.4	350.8
Net cash used in investing activities	(783.9)	(586.5)	(585.1)	(328.1)	(416.2)	(477.5)
Net cash provided by (used in) financing activities	19.2	14.4	174.7	(167.6)	(220.7)	97.8
Balance sheet data:
Franchise rights, net	$2,669.5	€1,997.4	€1,996.4	€1,987.4	€1,948.4	€2,017.4
Share capital	161.7	121.0	120.3	119.1	118.5	73.4
Total assets	9,739.9	7,287.6	6,734.8	5,978.6	5,744.9	5,900.2
Net assets	4,218.9	3,156.7	2,923.3	2,561.0	2,256.3	2,713.2
Long-term debt, less current portion	2,026.7	1,516.4	1,278.4	1,424.6	1,302.9	950.9
Share and per share data:
Average ordinary shares outstanding	240,733,468	240,733,468	238,326,756	236,958,191	236,674,925	236,668,596
Net income per ordinary share: basic	$1.74	€1.30	€1.25	€1.15	€0.98	€0.25
Net income per ordinary share: diluted	1.74	1.30	1.25	1.14	0.98	0.25
Cash dividends proposed per ordinary share(2)	0.43	0.32	0.30	0.28	0.20	0.19
Capital return declared per ordinary share(3)	—	—	—	—	2.00	—
Other operating data:
Unit cases volume	1.723.6	1,723.6	1,539.1	1,404.0	1,349.5	1,256.2
Cash operating profit (COP)	$1,093.8	€818.5	€761.5	€711.2	€652.1	€565.9
Ratio of earnings to fixed charges	5.9	4.4	6.5	5.6	5.4	3.9
Reconciliation of net income to cash operating profit:
Net income	$418.9	€313.4	€298.9	€272.1	€231.9	€58.0
Cumulative effect of accounting change for SFAS No. 123(R), net of income taxes of €0.2 million in 2006	1.1	0.8	—	—	—	—
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of €25.0 million in 2002	—	—	—	—	—	94.0
Minority interests	6.4	4.8	10.5	13.1	11.0	15.8
Share of (income) of equity method investees	(33.1)	(24.8)	(23.9)	(5.2)	(4.3)	(4.3)
Income tax expense	119.2	89.2	111.8	77.4	83.9	73.3
Other expenses	0.1	0.1	3.0	8.3	7.1	4.2
Other income	(0.5)	(0.4)	(2.5)	(4.2)	(4.9)	(6.5)
Interest income	(13.8)	(10.3)	(3.3)	(6.6)	(11.5)	(10.3)
Interest expense	115.3	86.3	56.2	66.9	64.7	70.3
Operating profit	$613.6	€459.1	€450.7	€421.8	€377.9	€294.5
Plus:
Amortization of intangible assets	0.9	0.7	0.2	—	—	—
Depreciation of property, plant and equipment	441.3	330.2	309.7	285.8	274.2	271.4
Stock option compensation(4)	5.3	4.0	—	—	—	—
Impairment charges	32.7	24.5	0.9	3.6	—	—
Cash operating profit (COP)	$1,093.8	€818.5	€761.5	€711.2	€652.1	€565.9

(1)                Convenience translation figures are translated at the June 15, 2007 noon buying rate for euro of €1.00 = $1.3365. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)                The proposed dividends for the years ended December 31, 2002 to December 31, 2006 were declared and paid in the subsequent year.

(3)                On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003, with the payment of certain related taxes. On October 1, 2003, the board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. These notes were issued in September 2003, by Coca-Cola Hellenic Bottling Company S.A. through Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to affect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

(4)                Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (R), Stock Option Compensation, using the modified-prospective transition method. Further details can be found in note 20 of our consolidated financial statements.

Exchange rate information

The table below shows the low, high, average and period-end noon buying rates for the years 2002 to 2006 in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2002	0.86	1.05	0.95	1.05
2003	1.04	1.26	1.13	1.26
2004	1.18	1.36	1.24	1.35
2005	1.17	1.35	1.24	1.18
2006	1.31	1.33	1.32	1.32

The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

Month	Low	High	Average	End of Period
December 2006	1.31	1.33	1.32	1.32
January 2007	1.29	1.33	1.30	1.30
February 2007	1.29	1.32	1.31	1.32
March 2007	1.31	1.34	1.32	1.34
April 2007	1.34	1.37	1.35	1.37
May 2007	1.34	1.36	1.35	1.34
June 2007 (through June 15, 2007)	1.33	1.35	1.34	1.34

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

As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate also for our dividend policy to evolve for the benefit of our shareholders. Consequently, we declared a dividend for 2006 of €0.32 per share, a 6.7% increase over the dividends declared in respect of 2005. We will seek to maintain dividends within a pay-out ratio of 20-30% of income with at least a 5% per annum dividend per share increase.

The following table shows the amounts paid or payable to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Total(1)
Year	€	$(2)	€	$(2)
			(in millions)
2002	0.19	0.24	45.0	56.6
2003	0.20	0.25	47.4	59.7
2004	0.28	0.35	66.7	84.0
2005	0.30	0.38	72.2	90.9
2006	0.32	0.43	77.5	103.6

(1)          Based on the actual number of ordinary shares in issue as of the dividend record date.

(2)          The US dollar amounts are based on the noon buying rate for euro on June 15, 2007, which was €1.00 = $1.3365.

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

Risks relating to our relationship with The Coca-Cola Company and The Kar-Tess Group

If The Coca-Cola Company exercises its right to terminate our bottlers’ agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers’ agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

Our bottlers’ agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 93% of our total sales volume in 2006. We produce, sell and distribute The Coca-Cola Company’s trademarked beverages pursuant to standard bottlers’ agreements with The Coca-Cola Company covering each of our territories. The bottlers’ agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

We enter into bottlers’ agreements with The Coca-Cola Company for each of our territories. Each of our bottlers’ agreements has a fixed initial term. These agreements, the terms of which were extended with effect as from January 1, 2004 and all of which expire in December 2013, may be renewed, at The Coca-Cola Company’s discretion, until 2023. The bottler agreement for our newly acquired subsidiary in Cyprus has been extended by The Coca-Cola Company until March 2008 and we are currently negotiating with The Coca-Cola Company in order to obtain a bottler agreement for that territory with the same terms (including duration) as those that apply in our other territories. Accordingly, our business is dependent on The Coca-Cola Company’s willingness to renew our bottlers’ agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottlers’ agreements upon the occurrence of certain events. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company” for a description of the circumstances under which The Coca-Cola Company may terminate its bottlers’ agreements with us. If The Coca-Cola Company exercises its right to terminate the bottlers’ agreements upon the occurrence of certain events, or, if upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our sales will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers’ agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottlers’ agreements in a manner that would make it difficult for us to achieve our financial goals.

Our bottlers’ agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our eleven countries that entered the European Union in 2004 and in 2007 in order to bring concentrate prices in those countries in line with the rest of the European Union. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottlers’ agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in some of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

We cannot assure that The Coca-Cola Company’s objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottlers’ agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

The Kar-Tess Group currently owns approximately 29.7% and The Coca-Cola Company currently indirectly owns approximately 23.4% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders’ agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders’ agreement at over 50% of our outstanding share capital and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22%. Under their shareholders’ agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, based on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders’ agreement prior to December 2008. However, at any time the parties may agree to terminate the shareholders’ agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2008, the shareholders’ agreement will remain in force unless terminated by either group of parties on three months’ written notice.

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

Another trend adversely affecting growth in CSD consumption in our established countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive non-CSD beverages such as juices, waters, sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of these alternative beverages is growing at a faster rate than consumption of CSDs. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could harm prospects for future profitable growth in the CSD category.

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

The lack of institutional continuity and safeguards in our emerging and developing countries could adversely affect our competitive position, increase our cost of regulatory compliance and/or expose us to a heightened risk of loss due to fraud and criminal activity.

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

From time to time some of our emerging and developing countries have experienced difficult economic conditions, including relatively low levels of per capita gross domestic product, or GDP, high inflation or hyper-inflation and high levels of unemployment. In particular, Nigeria has faced political, social and economic unrest in recent years, including prolonged strikes and several fuel shortages, which all together adversely affected our sales volume in that country.

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

The sustainability of our growth in our developing and emerging countries depends partly on our ability to attract and retain sufficient number of qualified and experienced personnel for which there is strong demand.

In recent years, we have been experiencing significant growth in a number of our developing and emerging countries. As our business continues to grow, macro-economic conditions continue to improve and the level of our investment in such countries increases, we are faced with the challenge of being able to attract and retain a sufficient number of qualified and experienced personnel in an increasingly competitive labor market. Our ability to sustain our growth in these countries may be hindered if we are unable to successfully meet this challenge.

Competition law enforcement by the European Union and national authorities may have a significant adverse effect on our competitiveness and results of operations.

Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the European Union, is also subject to EU competition law. The admission in 2004 and 2007 to the European Union of eleven of the European countries in which we operate has increased the impact of EU competition law on our business.

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002, which imposed a fine on us for certain discount and rebate practices and required changes with respect to placing coolers in certain locations and lending them free of charge. On October 7, 2005, we were served with notice to appear before the Greek Competition Authority. On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that we failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total penalty of €8.7 million. On August 31, 2006, we deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We believe that we have substantial legal and factual defenses to the Authority’s decision. You should read Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information.

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

The non-alcoholic beverages business is highly competitive in each of our countries. We compete with, among others, bottlers of other international or regional brands of non-alcoholic beverages. We also face significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by our competitors, or other changes in the competitive environment in our markets may cause a reduction in the consumption of our products and in our market share and may lead to a decline in our revenues and/or an increase in our marketing or investment expenditures, which may materially and adversely affect our results of operations. Competitive pressure may also cause channel and product mix to shift away from our more profitable packages and channels, for example the immediate consumption channel.

In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium CSD brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. The entry into the European Union of all but one of our developing countries, as well as two of our emerging countries, will increase their exposure to such imports from other European Union countries. In addition, the enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at low prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

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

Water is the main ingredient in substantially all of our products. As demand for water continues to increase around the world and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints.

In addition, changes in global supply and demand and market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw materials and packaging materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers. To some extent, derivative financial instruments and supply agreements can protect against increases in raw materials and commodities costs, but they do not provide complete protection over the longer term. In addition, the hedging instruments we use establish the purchase price for the commodities in advance of the time of delivery and, as such, it is possible that these hedging instruments may lock us into prices that are ultimately higher than the actual market price at the time of delivery.

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

Increase in the cost of energy could affect our profitability.

We operate fleets of motor vehicles in some of our countries and use significant amounts of electricity, natural gas and other energy sources to operate our bottling plants. A substantial increase in the price of fuel and other energy sources would increase our costs and, therefore, could negatively impact our profitability.

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

We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of, among other things, concentrate, which amounted to €1,049.3 million in 2006, are priced predominantly in euro and US dollars, while we sell our products in countries other than Austria, Greece, Italy, Montenegro and the Republic of Ireland in local currencies. We cannot assure that we will be able to hedge against the long-term effects of this foreign exchange exposure. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

The currencies of Nigeria, the Russian Federation, Romania, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 35.5% of our net sales revenue in 2006. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to transfer the profits that we earn out of these countries.

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

In addition, we are subject to a broad range of environmental and health and safety laws and regulations in each of the countries in which we operate. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If we fail to comply with applicable environmental standards, we may face liabilities. In the event of pollution, potential liabilities could be greater for gradual pollution for which insurance policies are not readily available in the insurance market or for any other events of pollution not arising from sudden, identifiable, unintended and unexpected circumstances for which we have secured insurance coverage. Environmental regulations are becoming more stringent in many of the countries in which we operate. In particular, governments and public interest groups are becoming increasingly aware and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions might require increased investment in our cooler infrastructure and result in greater operating costs.

The enlargement of the European Union in 2004 and in 2007 has resulted in the application of European Union labor, tax, accounting and environmental regulations in eleven additional countries in which we operate. This could lead to an increase in our compliance costs and make compliance more complicated, at least in the short-term.

If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

Under our bottlers’ agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company’s trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, the Russian Federation and Belarus have in the past five years challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian, Belarusian, Polish and Russian customs authorities have since conceded that the current classification is accurate. However, there are still other similar cases pending before Romanian courts, some of which have ruled against our position. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information on these disputes.

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

The principal trading market for our ordinary shares is the Athens Stock Exchange, or the ATHEX. The ATHEX may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2006, the average daily trading volume on the ATHEX was approximately €342.7 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €5.3 million. By comparison, in 2005, the average daily trading volume on the ATHEX was approximately €210.0 million and the average daily trading volume of our ordinary shares on the ATHEX was approximately €4.6 million.

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

On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of The Coca-Cola Company, as well as its own juice and dairy products. Following completion of the tender offer, we acquired 95.43% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited has been delisted from the Cyprus Stock Exchange. As at December 31, 2006, we had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%.

We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing has increased our visibility to the international investment community and enhanced our comparability with our international peer group.

Since 2002, we have expanded our presence in the non-CSD category. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and we developed the NaturAqua mineral water brand in Hungary and the

Olimpja water brand in Bosnia. We acquired jointly with The Coca-Cola Company, Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania’s premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), and Fresh & Co, a leading juice company in Serbia (March 2006). Lanitis Bros Limited, which was acquired by us in April 2006, also has a significant juice and dairy business in addition to its CSD business. Most recently, we acquired jointly with The Coca-Cola Company Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves (July 2006). We also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006) and Eurmatik S.r.l. (May 2007), a vending operator in Italy.

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

B.   Business Overview

Overview

Our business and our products

Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of approximately 540 million people (including our equity investment in Brewinvest S.A.). In 2006, we sold approximately 1.7 billion unit cases, generating net sales revenue of €5.4 billion.

Our products include carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2006, CSDs accounted for 71% and non-CSDs accounted for 29% of our sales volume, as compared, respectively, to 74% and 26% in 2005 and 78% and 22% in 2004. We offer our products in a range of flavors and package combinations which vary from country to country.

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

Under our bottlers’ agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 93% of our total sales volume in 2006, with sales of products under The Coca-Cola brand, the world’s most recognized brand, representing approximately 38% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite and Coca-Cola light (which we sell in some of our countries under the diet Coke trademark). Our core brands together accounted for approximately 63% of our total sales volume in 2006. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

We group our countries into three segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three segments are as follows:

•       Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.

•       Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia.

•       Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia, Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

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

Substantial scale benefits

We are the second largest bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and market capitalization, operating in 28 countries with a total population of approximately 540 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

Key bottler of The Coca-Cola Company

We are one of The Coca-Cola Company’s key bottlers, reflecting our strategic importance within the Coca-Cola system. We work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value to our shareholders over the long-term. However, The Coca-Cola Company could exercise significant influence over our profit margins by virtue of its rights under our bottlers’ agreements to determine the price of concentrate we buy from The Coca-Cola Company and, to the extent permitted by local law, the maximum price we may charge to our customers outside the European Economic Area.

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

Significant markets with high growth potential

We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2006, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 95.4 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who consume more CSDs. However, many of our developing and emerging countries are subject to economic and political volatility that may limit our ability to achieve growth in such countries.

Modern business infrastructure

Since 2001, we have invested in excess of €2.4 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Building capabilities

Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 43,000 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees’ incentives with the achievement of our financial objectives and the creation of shareholder value.

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

Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the “right” price. In doing so, we aim to reach as many consumers as possible while taking into account the differing levels of purchasing power in the countries in which we operate.

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

In recent years, for instance, we acquired Römerquelle GmbH, an Austrian mineral water company (December 2003) and Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and we developed the NaturAqua mineral water brand in Hungary and the Olimpija water brand in Bosnia. We acquired jointly with The Coca-Cola Company Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania’s premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water (July 2006). Lanitis Bros Limited, which we acquired in April 2006, also has a significant juice and dairy business in addition to its CSD business.

Improving efficiency and optimizing use of capital

We have benefited in several ways from the increase in the size of our company over the past seven years:

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

In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices and our mineral water, Avra, in Greece, our Römerquelle mineral water in Austria, our Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland and our Lanitis juices and dairy products in Cyprus. We also distribute certain CSD and non-CSD products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

In 2006, CSD beverages of The Coca-Cola Company accounted for 71% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 23%, and other beverages, principally our Amita juices and Avra, Deep River Rock and Römerquelle waters, accounted for approximately 6%. The following table sets forth our top five brands in 2006 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2006 as a percentage of total sales volume
Coca-Cola	38
Fanta	12
Sprite	7
Coca-Cola light	6
Bonaqua / Bonaqa	6
69

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

Products licensed by The Coca-Cola Company (CSDs)	Products licensed by The Coca-Cola Company (Non-CSDs)	Products licensed by others	Our own products	Third-party products distributed by us
Coca-Cola / Coke	Bankia	Almdudler	Amita	Amstel(6)
Coca-Cola light / Coke light diet Coke	Bistra Bonaqa / Bonaqua	Black Ice Coffee(1) Dr. Pepper(2)	Avra Deep River Rock	Heineken(6) Sió
Coca-Cola Zero / Coke Zero	BPM	Nescafé Xpress(1)	Fruice	Vittel
Cherry Coca-Cola	Burn	Nestea(1)	Frulite	Appletiser
Coca-Cola light with lemon	Cappy	Schweppes(2)	Lanitis Juice
diet Coke with lemon	Dobry	Tonic Water and	Lanitis Milk
Vanilla Coke	Dorna	Tuborg Soda(3)	Lyttos
Fanta	Eva	Valvert(4)	Markusquelle
Fanta light	Five Alive		Next(5)
Sprite	Izvorul Alb		Römerquelle
Sprite light	Kropla Beskidu		Su-Voce(5)
Sprite Zero	Lilia / Lilia Kiss		Tanora
Ali	Matúšov Prameð		WaterBlue
Cappy Sprizz	Mickey’s Adventure		Zelita
Fresca	Minute Maid
Frisco	Multivita
Fruktime	NaturAqua
Frutina	Nico
Kinley	Oasis
Krest	Olimpija
Lift	Poiana Negri
Lifter	PowerAde
Lilt	Rich
Limca	Rosa
Linnuse	Solaria
Mezzo Mix	Sveva
Pilskalina	Vivien
Vita
Valser

(1)             We produce, sell and distribute Black Ice Coffee, Nestea and Nescafé Xpress under a license from Beverage Partners Worldwide. On March 27, 2007, The Coca-Cola Company and Nestlé announced their agreement that all coffee initiatives revert from Beverage Partners Worldwide to The Coca-Cola Company and Nestlé on a market-by-market basis during an orderly transition period ending no later than December 31, 2008. We anticipate no immediate impact on our operations as a result of this agreement.

(2)             We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(3)             We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(4)             We produce, sell and distribute Valvert under a license from Nestlé S.A.

(5)             These brands are owned by Fresh & Co, a juice company in Serbia which we purchased jointly with The Coca-Cola Company in March 2006.

(6)             We distribute Heineken in the south-west region of the Republic of Ireland, Bulgaria and the Former Yugoslav Republic of Macedonia and Amstel in Cyprus.

Our operations

Our territories encompass whole countries except, Northern Ireland, the only region of the United Kingdom in which we operate.

The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2006.

	Our CSD servings per capita in 2006(1)	Total CSD servings per capita in 2006(1)(2)	Our CSD category share in 2006 (%)(2)	Our total (CSD and non-CSD) volume (million unit cases) in 2006(3)(4)	Country (or, if different, territory) population (million) in 2006(5)	GDP per capita ($) in 2006(6)
Established:
Italy (Northern and Central)	105.9	215.3	49.2	213.9	38.8	30,619
Greece	185.9	233.8	79.5	149.0	10.7	21,729
Austria	147.8	355.1	41.6	84.4	8.2	37,721
Switzerland	153.9	311.7	49.4	75.0	7.6	51,200
The Republic of Ireland and Northern Ireland	253.0	456.4	55.2	72.2	5.7	46,335
Cyprus	154.8	235.9	65.6	11.9	0.8	20,737
Established countries(7)	139.9	263.6	53.5	606.4	71.8	33,414
Developing:
Poland	61.3	181.0	33.9	133.0	38.5	8,749
Hungary	135.6	275.3	49.3	85.0	10.0	13,369
Czech Republic	80.0	531.3	15.1	52.2	10.2	11,624
Croatia	112.4	167.1	67.3	26.6	4.5	8,312
Slovakia	52.0	316.2	16.5	18.9	5.4	8,609
Lithuania	46.8	135.5	34.6	8.8	3.6	8,447
Latvia	66.3	100.4	66.0	8.4	2.3	7,138
Estonia	89.0	157.4	56.5	6.9	1.3	10,350
Slovenia	54.7	153.6	35.6	5.0	2.0	18,733
Developing countries(7)	75.4	242.3	35.5	344.8	77.8	9,907
Emerging:
Russian Federation	31.4	152.4	20.6	314.9	141.4	5,185
Romania	103.5	193.9	53.4	145.6	22.3	3,554
Nigeria	20.4	35.7	57.2	142.2	135.0	617
Ukraine	23.4	125.9	18.6	74.0	46.3	1,761
Serbia and Montenegro	97.3	179.7	54.1	53.4	10.8	1,987
Bulgaria	112.5	285.2	39.5	51.3	7.3	3,803
Belarus	27.5	98.8	27.8	15.9	9.7	2,937
Bosnia and Herzegovina	65.1	112.3	58.0	13.9	4.5	2,012
Former Yugoslav Republic of Macedonia	111.4	210.7	52.9	10.4	2.1	3,028
Armenia	36.9	80.8	45.7	4.7	3.0	2,221
Moldova	6.8	29.6	23.0	2.3	4.3	599
Emerging countries(7)	34.6	110.7	37.3	828.6	386.7	2,791
All countries (pro forma)(7)	54.6	150.3	39.2	1,779.8	536.3	7,921
Plus: Exports				8.2
Less: Brewinvest S.A.(8)				(10.4)
Less: Multon Z.A.O. group(9)				(51.3)
Less: Fresh & Co(10)				(2.7)
All countries (reported)				1,723.6

Sources: Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria and Armenia, for which such information cannot be obtained from CANADEAN. In addition, the following adjustments have been made to category share numbers:

•       Our CSD category share in Greece consists of our 75.3% share relating to products of The Coca-Cola Company and our 4.2% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from CANADEAN.

•       The CANADEAN CSD data for Switzerland does not currently include our product, Ali. Incorporating the effect of Ali, based on our internal estimates, in both category share and total CSD balances, increases our category share from 48.9% to 49.4%.

•       Our CANADEAN CSD category share in Austria includes both the category share relating to products of The Coca-Cola Company and to the Almdudler brand.

Information on country or territory population and GDP per capita has been obtained from The World Factbook of Central Intelligence Agency, except for the population of our Italian territory. The bottlers’ agreement that we have been granted by The Coca-Cola Company in respect of Italy covers the northern and central regions of the country. As a result, the territory in which we distribute CSDs in Italy is limited to these regions. As the population of this territory cannot be obtained from The World Factbook of Central Intelligence Agency or other independent sources we have calculated a figure based on our internal estimates.

(1)          Per capita consumption is defined as the average number of eight US fluid ounce servings consumed per person per year in a specific market. We have calculated per capita consumption of our CSD products in each country by multiplying our CSD category share obtained from CANADEAN by the total number of CSD servings per capita in such countries obtained from CANADEAN, with the exception of Nigeria and Armenia, for which no information on total CSD servings per capita and CSD category share can be obtained from independent sources. As a result, we have calculated per capita consumption of our CSD products in these two countries by multiplying our unit case volume by 24 (the average number of servings in a unit case) and dividing by the population.

(2)          Information on CSD category share in relation to Italy can only be obtained from independent sources with respect to the entire country. As the area in which we distribute CSDs in Italy is limited to the northern and central regions, our estimate of total CSD servings per capita in our Italian territory is based on our CSD servings per capita and externally available CSD category share information.

(3)          One unit case corresponds to 24 servings of eight US fluid ounces.

(4)          The total volume for Italy represents the volume in respect of both distribution of products of The Coca-Cola Company in our franchise territory of northern and central Italy and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(5)          The population figure provided for Italy represents our internal estimate of the population of northern and central regions of the country, being the territory over which we distribute CSDs.

(6)          The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constitute our franchise territory for products of The Coca-Cola Company. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(7)          Population-weighted average for all territories in the category.

(8)          The results of Brewinvest S.A., a joint venture of which we own 50% that is engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income of equity method investees.

(9)          The results of Multon Z.A.O. group, a joint venture of which we own 50% that is engaged in the production and distribution of juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income of equity method investees.

(10)   The results of Fresh & Co, a joint venture of which we own 50% that is engaged in the production and distribution of juice products in Serbia, are not consolidated into our results of operations under US GAAP. Instead, they are reflected in our share of income of equity method investees.

We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging and developing countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established countries. For example, the population-weighted average servings of CSDs per capita was 110.7 in our emerging countries and 242.3 in our developing countries in 2006. In contrast, the population-weighted average servings of CSDs per capita was 263.6 in our established countries in 2006.

Established Countries

Introduction

Our established countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries generally enjoy a high degree of political and economic stability and have substantially similar macroeconomic characteristics. In particular, they typically exhibit high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption.

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

We sell our products in our established countries through a combination of wholesalers and our direct delivery system. During 2006 and the first part of 2007, we sought to expand our direct distribution capabilities.

In 2006 and 2005, we took certain initiatives to consolidate our manufacturing network by rationalizing sites, through consolidation, relocating manufacturing lines, and streamlining our warehouses. The established countries affected by these initiatives were mainly the Republic of Ireland and Northern Ireland, Austria and Greece.

Net sales revenue in our established countries amounted to €2,244.9 in 2004, €2,261.8 million in 2005, and €2,473.5 million in 2006 which accounted for 53.4%, 48.8% and 46.0% of our total net sales revenue in 2004, 2005 and 2006, respectively.

Italy

Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company in our franchise territory of northern and central Italy and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy. Fonti del Vulture S.r.l was acquired in July 2006, jointly with The Coca Cola Company.

Our franchise territory for northern and central Italy encompasses approximately two-thirds of the Italian population. In the territory, we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 49.2% in 2006. CSD per capita consumption in our Italian territory is lower than in any of our other established countries and consumption growth of non-CSDs, particularly mineral waters, teas and juices, continues to increase more rapidly than that of CSDs. We believe that the low per capita consumption of CSDs in Italy relative to our other established countries represents a significant growth opportunity.

Total volume for 2006 increased by 18.7% against 2005. Of this, 15.2% related to the acquisition of Fonti del Vulture S.r.l. and the remaining 3.5% to our core business. In 2006, we continued to focus on light products with the introduction of Sprite Zero and continued investment in Coca Cola Light, Fanta Free and Nestea Light. We also continued to diversify our range of products into new categories with the launch of Aquarius. In 2006, we undertook a number of promotional activities linked to major events, starting with our winter promotion in connection with the Turin Olympics, followed by our football promotion linked to the FIFA World Cup and our summer promotion co-developed with MTV.

In 2006, we continued to drive incremental profitable volume growth. One of the key factors in our performance was a 17.0% growth in sales of 0.5 liter PET bottles and an overall increase of 4.5% in single-serve packages (excluding Fonti del Vulture S.r.l.). We achieved strong growth in the 0.5 liter package across all channels. This was primarily due to the implementation of our direct distribution system, which contributed significantly to the strong growth of the 0.5 liter package in the immediate consumption channel, and secondarily due to improved brand visibility, as a result of increased in-store marketing efforts and activation, as well as additional cooler placements both in the immediate and in the future consumption channels.

In 2006, we also realized the full economic and operational benefit of the aseptic line that was added to our Nogara plant in 2005. The new aseptic line allows us to produce directly our increasing volumes of Nestea and PowerAde, which were previously produced through third-party toll-fillers.

Although there has been an increasing level of concentration and consolidation in both the wholesale and retail channels since the mid-1990s, the beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. In 2006, we completed the roll-out of our direct distribution system in the immediate consumption channel. While this initiative is part of a multi-year plan, the results have already been very positive particularly in terms of improved distribution of our profitable single serve packages, such as 0.5 liter packages, and of our non-carbonated beverages.

Greece

We are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with a 79.5% category share in 2006. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we are the leading producer of water with our Avra mineral water and Lyttos brands and of fruit juices with our Amita and Frulite brands. We believe that our significant and successful experience in the non-CSD category in

Greece will be beneficial in our effort to achieve a leading position in the non-CSD category in other countries.

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

On February 24, 2006, we ceased operations in the Athens plant, and production was transferred to our Schimatari plant (which is 40 kilometres north from Athens). In addition, on March 10, 2006, the warehouses in Messologi, Corfu and Rhodes were closed. In December, we undertook additional restructuring following an organizational streamlining across the administrative support and logistic functions. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years.

Austria

We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 41.6% share of the CSD category in 2006.

In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. We also own Römerquelle, the second largest water brand in Austria, in terms of sales volume. The flavored variant of Römerquelle, Emotion, is the leading brand in the growing flavored water segment.

For distribution in our immediate consumption channel, we rely on a combination of our direct delivery system and a group of seven major wholesalers. We seek to maintain strong relationships with these wholesalers by establishing stronger interaction with them, entering into joint marketing development activities and providing more innovative consumer communication initiatives. In 2006, we increased our sales force by 30% by hiring additional market developers whose task is to provide even better service to accounts covered by wholesalers. We also realigned merchandising standards, increased outdoor cooler placements and improved route plans as well as the bonus structure of our sales force.

For distribution in our future consumption channel, we deliver our products to large retail chains through their central warehouses and to other retailers through our direct delivery system. We are also currently working closely with wholesalers in many parts of Austria allowing us to optimize our warehousing infrastructure, consolidate warehouses where possible and use wholesaler and distributor warehouses where it is commercially reasonable to do so. In 2006, we undertook a rationalization of our price to package strategy which has benefited our major retail customers, in terms of the overall profit they derive from our product portfolio, and has laid the foundations for increased collaboration between our company and such customers.

Switzerland

We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 49.4% share of the CSD category in 2006.

In addition to the core CSD brands of The Coca-Cola Company, our CSD brands include Kinley and our non-CSD brands include Valser mineral water, Nestea, Minute Maid, Mickey’s Adventure juices and PowerAde sports drinks. We believe that our mix of CSD and non-CSD products provides us with the appropriate beverage options to address the changing preferences and tastes of Swiss consumers with light CSD brands continuing to grow strongly and Valser and Nestea brands outperforming their respective categories. In 2006, we broadened our water product portfolio by introducing Valser Viva, a health and wellness variant of the Valser brand.

During 2006, we continued to pursue our strategy of improving access of Swiss consumers to our products by substantially increasing our sales force and securing additional listings in key Swiss retailers. Furthermore, we invested heavily in the training and development of our sales teams, as well as in new marketing materials for marketplace activation. As a result, both our brand exposure and distribution and sales of single-serve packages improved significantly. In addition, marketing support for the Coca-Cola family of brands increased significantly in 2006 resulting in positive growth in terms of sales volume and category share.

The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2006, we applied a new wholesaler partner model which has significantly improved the manner in which we interact with key customers. We believe that this partnership model will be instrumental in providing us with better access to our customers and, ultimately our final consumers, in a cost effective manner.

The Republic of Ireland and Northern Ireland

We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 55.2% in 2006. As one of our established markets, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy. Our growth of water sales in 2006 was 12% making Deep River Rock the second largest water brand in terms of sales volume in the island of Ireland. We have also broadened our water product portfolio with the introduction of new still and sparkling flavor variants.

In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include Dr. Pepper, Fanta Exotic and Fanta Ice Lemon. Sprite and Sprite Zero hold a 23% share of the lemon/lime segment.

In the energy and sports category, our brands are BPM holding a 4.7% share of the category and PowerAde with 21% share of the category. In the still drinks segment our brands are Fruice pure juice, Five Alive and Oasis. Our main water brand is Deep River Rock and we also hold a license to distribute Vittel throughout the territory. Our key mixer brand is Schweppes which is available in various flavors including tonic, soda and ginger ale holding a combined 65% share of the mixer category.

We sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. Smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2006. However, there are indications of consolidation as a result of the abolition of legislation prohibiting sales of products below cost, a pricing tactic often employed by large retailers, as well the conversion of centrally located retail outlets due to the lucrative real estate market.

We have developed targeted initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy, we were able to successfully launch new products and packages, and promote our water and juice brands within the immediate consumption channel during 2006.

Our project to consolidate our three production facilities into one production plant in Northern Ireland at Knockmore Hill continued to progress during 2006. Construction commenced in January 2006 and is now at a very advanced stage. We have already started commissioning the new equipment and we plan to have the new plant fully operational in the second half of 2007.

On September 28, 2005, we acquired the second largest vending company in the Republic of Ireland, Vendit Limited. The acquisition has strengthened our route to market in this channel. It also offers us further growth opportunities and the ability to conduct market tests for new products before launching them across all channels.

Developing Countries

Introduction

Our developing countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. All but Croatia entered the European Union on May 1, 2004. All our developing countries have market-oriented economies and have generally enjoyed political and economic stability in recent years following the implementation of significant structural reforms. Our developing countries have lower disposable income per capita than our established markets and continue to be exposed to economic volatility from time to time.

Macroeconomic conditions have been positive in our developing countries over the last three years, with all countries experiencing positive real GDP growth. The entry of all of our developing countries, other than Croatia, into the European Union, has resulted in increased political and economic stability due to their gradual alignment with the principles, objectives and regulations of the European Union.

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

Net sales revenue in our developing countries amounted to €732.7 million in 2004, €841.1 million in 2005 and €993.2 million in 2006, which accounted for 17.4%, 18.2% and 18.5% of our total net sales revenue in 2004, 2005 and 2006, respectively.

Poland

Poland is our largest developing country in terms of both population and sales volume. We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 33.9% share of the CSD category in 2006. PowerAde is category leader in the isotonic drink category, while Nestea is category leader in the ice tea category. We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low, compared to most of our other developing markets.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Lift. Our water brands are Kropla Beskidu, Vita and Multivita. Kropla Beskidu has successfully become the third water brand in terms of sales volume only two years after it was launched. We also sell and distribute Cappy juice, Nestea ready-to-drink tea, the PowerAde family of sports drinks and the energy drink Burn. Nestea, in particular, experienced significant growth during 2006 in the context of a rapidly growing ready-to-drink tea category.

Economic conditions in Poland have been improving following its accession to the European Union with the economy growing at a rate of 5.8% in 2006. This trend has benefited consumer spending and, in turn, the sales of our products.

During 2006, we continued investments in cold drink equipment and focused on increasing our activation efforts. In addition, we significantly minimized our cost per unit case while achieving our targets on maintaining and improving the quality of our products and production processes.

Hungary

We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2006, we maintained our leadership in the CSD category, where we had a share of 49.3%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 275.3 servings in 2006.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands are Bonaqua and NaturAqua mineral water. Other brands include PowerAde sports drinks, Nestea ready-to-drink tea and Cappy juice.

Key developments during 2006 included the continued successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua and our Bonaqua sales in Hungary, we are one of the leaders in the water category. During 2006, our Nestea ice tea sales increased significantly versus 2005 and we believe that we are now the category leader in ice teas in terms of sales volume and net sales revenue. Our juices also experienced growth both in terms of existing packages and package extensions. During 2006, we continued to focus on increasing the proportion of our products that are packaged in smaller serving sizes, as these package sizes tend to generate higher profit margins. In 2006, we also entered into a distribution agreement with Brown-Forman Corporation to distribute Jack Daniels, Finlandia, and Southern Comfort in Hungary.

Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products.

Emerging Countries

Introduction

Our emerging countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia, Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packaging and promotional programs taking into account local economic conditions.

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

Bulgaria and Romania entered the European Union as of January 1, 2007. We believe that EU membership will gradually benefit the economies of those countries and provide additional safeguards of political stability.

Net sales revenue in our emerging countries amounted to €1,224.3 million in 2004, €1,531.0 million in 2005 and €1,905.5 million in 2006, which accounted for 29.2%, 33.0% and 35.5% of our total net sales revenue in 2004, 2005 and 2006, respectively.

Russian Federation

We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and the largest bottler of CSDs in the Russian Federation in terms of sales volume. Our share of the CSD category in the Russian Federation in 2006 was 20.6%. In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian

Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers as well as Schweppes-branded products.

Our juice brands include Rich, Nico and Dobry, part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our other main non-CSD brand is Bonaqua water. We also sell and distribute Nestea ready-to-drink tea, the energy drink Burn and the range of PowerAde sports drinks. Our non-CSD portfolio has demonstrated stable and strong growth, in terms of sales volume and, at an even higher rate, net sales revenues.

In 2006, our sales volume of non-alcoholic beverages in the Russian Federation grew by 14.9% compared to 2005, due to improvement of the economy in the Russian Federation, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in sales and distribution infrastructure. GDP continued to grow and inflation continued to stabilize in 2006.

We are continuously investing in our manufacturing facilities, sales equipment and distribution infrastructure. In 2006, the investment in these assets exceeded €65 million. We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising over 70 distribution centers in all key cities of the country. At the same time, we continue to implement our distribution strategy for improving the availability of our products, in particular of our single-serve packages, across the country. We are also making progress in the integration of our sales and distribution systems with the Multon Z.A.O. group. One of our major priorities, during 2006, was the preparation for the adoption of the SAP integrated system of software applications which was successfully launched on January 1, 2007. We expect the SAP system to improve our efficiency in supply chain planning, manufacturing and stock management.

Romania

We believe that we are the largest bottler of CSDs in Romania in terms of sales volume. Our share of the CSD category in Romania in 2006 was 53.4%.

In addition to the core brands of The Coca-Cola Company, we also produce and sell the Dorna water brands as well as distribute Nestea. In 2006, we continued to expand our product offerings in the non-carbonated categories by introducing new flavor extensions to our Nestea, Cappy and Fanta brands and through strong marketing support. We also introduced new packages for a number of our products in the water, juice and CSD categories.

During 2006, macro-economic and business conditions continued to improve. GDP increased by 7.7% and inflation decreased to 6.6%. Reforms in anticipation of accession to the European Union continued and Romania became a member of the European Union as of January 1, 2007.

As part of our strategy for Romania, we continue to invest in our production infrastructure in order to meet volume growth and we seek to improve operating efficiencies by leveraging our strong distribution network which covers the entire territory, while maintaining our focus on customer relationships and quality throughout our business. In 2006, we completed the investment in a new aseptic line which has materially upgraded our production capabilities and already benefited our profitability.

Nigeria

We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 57.2% share of the CSD category in 2006. Our non-CSD brands are leaders in their respective categories. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2006, we owned 66.4% of our Nigerian bottler, Nigerian

Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product which we sell in part of Nigeria. Our non-CSD brands include Eva packaged water, which is the leading water brand in Nigeria in terms of sales volume. During 2006, we introduced can packaging for our CSD products and Burn in the growing energy drinks category.

We believe Nigeria offers significant growth potential for our business. It is Africa’s most populous country, with an estimated 135 million inhabitants, a significant proportion of whom are under the age of 15, and its climate favors consumption of non-alcoholic beverages. The federal government of Nigeria continues to pursue its commitment to introducing economic reforms through prudent fiscal management in order to accelerate economic growth. We also believe that Nigeria provides significant growth opportunities for our packaged water and our juice products. There is also significant potential for consumer activation in fast growing consumption channels through promotional activities, as well as product and package innovations. Demand is growing for non-returnable convenience packages, such as PET bottles, with respect to CSDs and water, and carton with respect to juices. We are the leaders in the introduction and use of such packaging. Due to the favorable demographic characteristics of Nigeria, we believe that our long-term business prospects there should continue to improve so long as the country continues to develop economically and per capita income continues to rise.

Due in part to the fragmented nature of the retail sector and the absence of hypermarkets and supermarket chains, our distribution in Nigeria is largely managed directly by us, although we also rely on wholesalers and strategic supply depots. As a result, one of our priorities is to improve the efficiency and reliability of our distribution network. We continue to expand our pre-selling system for high-volume outlets, strategic supply depots and key accounts with more than 60% of our sales now generated through this system. In addition, we continue to expand our dealer base selectively, and at the same time focus our attention on helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. Our effort to improve efficiencies both in distribution and in cold drink availability was supported by investments on distribution trucks and cold drink equipment.

We also intend to increase our presence and improve our visibility in key Nigerian population centers, including Lagos and other large cities. As part of this strategy, since 1999 we have established and maintain approximately 530 independent strategic distribution centers. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas and have enabled us to reach smaller outlets, which represent 65% of our Nigerian customer base, more efficiently. Due to the low availability of electricity in outlets in Nigeria, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

We continue to upgrade and improve our bottling facilities. In 2006, we built a new manufacturing plant in Abuja and transferred production that was carried out at the Onitsha and Makurdi plants to other production sites within Nigeria. We expect the program of gradual modernization and reconstruction of our Nigerian facilities (plants and distribution depots) to continue to require further investment to expand our overall capacity in order to meet increased consumer demand in the future. As part of the reorganization of our operations in 2006, including the closing of the plants at Onitsha and Makurdi, we reduced our number of employees in Nigeria by 1,300.

We are committed to environmental development and sustainability. Currently, we own six operational effluent treatment plants. We expect that all our production facilities will have operational effluent treatment plants in the near future.

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

Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. Traditionally, the principal focus of The Coca-Cola Company is on the Coca-Cola, Coca-Cola light, Fanta and Sprite brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. We plan to achieve this through the development of existing brands, such as Cappy, Nestea, PowerAde, the launch of new ones and acquisitions, such as Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria and Rosa, Next and Su-Voce in Serbia and Lilia and Lilia Kiss in Italy.

We develop our fully-owned brands (Amita, Avra, Römerquelle, RiverRock, Tsakiris snacks and others) with the same criteria as above, always seeking to expand consumption occasions and brand preference.

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

We deliver our products to the point of sale directly using our own fleet of vehicles or dedicated independent third-party carriers wherever it is appropriate, based on the structure of the local retail sector and on local geographical considerations. By establishing a dedicated direct delivery capability in our countries we have been able to reach customers in areas where few adequate alternative distribution systems are available. In these countries, we believe that direct delivery to customers represents a significant competitive advantage by enabling a closer customer relationship and providing greater influence over how our products are presented to consumers. Direct delivery allows us to analyze and respond to retail demand and influence consumer purchasing patterns through merchandising and in-store execution and facilitates locally relevant marketing.

In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 262 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

Our processed table waters, Eva and Bonaqua, are produced by stabilizing treated water with ozone, subsequently filled into glass and plastic packages for distribution. We add a certain mix and quantity of minerals supplied by The Coca-Cola Company to Bonaqua water as part of the production process. We also add carbon dioxide to carbonated Bonaqua products. For purposes of our Bonaqua production in Slovakia, only, we extract and bottle natural spring water from the water source. The majority of our water products other than Bonaqua are natural spring or mineral waters. We produce them by bottling water drawn directly from a source or well using automated filling lines.

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

Our dairy products are produced from fresh milk to which we apply a separation process to remove the cream. The cream is then added back into the milk at various percentages depending upon the final product and subsequently pasteurised. The surplus cream is then transferred to another line, which is used only for cream pasteurisation. The final products are then filled into plastic bottles and distributed in chilled storage to the market place.

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

We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems, ISO 9001 and The Coca-Cola Quality System. We have implemented Hazard and Critical Control Points (HACCP) food safety programs to ensure the safety and hygiene of our products. In 2006, we completed the planning for the implementation of the new ISO 22000 food safety standard to all of our facilities. This program is expected to be implemented in the second half of 2007. Independent audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality management systems and to assure that all our key controls are independently validated. During 2006, 74 of 81 of our manufacturing facilities, comprising CSD and/or juice plants, milk and mineral water plants, including the plants of our joint ventures, underwent independent quality audits.

We maintain a quality control laboratory at each production facility for testing raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottlers’ agreements with The Coca-Cola Company, which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

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

Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 44.3% of our total raw material costs in 2006. Under our bottlers’ agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

Our principal sweetener is sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors, and in some cases we purchase high fructose syrup, which is used either alone or in combination with sugar. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The term of purchase contracts for sugar is typically 12 months. The price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 18 months. On May 1, 2004, nine countries in which we operate joined the European Union. These were Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. On January 1, 2007, Bulgaria and Romania also acceded to the European Union. As of the date of their accession, these countries adopted the sugar regime of the European Union. This means that the minimum selling price for sugar became the European Union intervention price plus the cost of transport and profit margin. Our operations in these eleven countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners increased significantly as a result of the accession to the European Union of these countries.

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

In compliance with the quality standards prescribed by our bottlers’ agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from third party approved suppliers.

Our major cold drink equipment supplier is Frigoglass S.A. In 2006, we made purchases from Frigoglass S.A. totaling €209.4 million compared to €143.8 million in 2005 and €165.1 million in 2004. In 2006, we purchased from Frigoglass S.A. €33.7 million of raw and packaging materials and €175.7 million of coolers and other cold drink equipment and spare parts. This compares with €55.8 million and €88.0 million, respectively, in 2005 and €66.3 million and €98.8 million, respectively, in 2004. The purchases of coolers in 2006 represented 90% of our total cooler requirements. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 and extended in June 2004, on substantially similar terms, to December 31, 2008, we have the status of a non-exclusive most favored client of Frigoglass S.A., and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm’s length basis. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A.” for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company’s concentrate, are centrally managed by our central procurement department.

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

Regulation

The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European, national and local regulation. In particular, European Union regulation is increasingly important to us as approximately 49.7% of our 2006 sales volume was generated from our established and developing countries that are members of the European Union.

The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants manufacturing the products of The Coca-Cola Company we have adopted “The Coca-Cola Quality System evolution 3” which includes an environmental management system that is specific to the Coca-Cola bottling system and have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our plants and facilities. By the end of 2006, 59 of our 81 plants had been certified to such standard by internationally recognized audit bodies. We anticipate that existing plants will complete certification by the end of 2008, instead of the end of 2007 as we had initially planned. We plan to achieve certification of the newly acquired plants within two years.

Independent environmental audits were completed in 59 of 81 of our manufacturing facilities, comprising CSD and/or juice plants, milk and mineral water plants, including the plants of our joint ventures. Our other plants underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country- specific data. They meet on a regular basis to share best practices in this area in order to better manage the environmental control process across the group.

In addition, we have implemented waste minimization and environmental management programs with respect to several aspects of our business, including usage of our raw materials, energy consumption and water discharge. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

Sometimes, achieving compliance with applicable standards and legislation requires plant modifications and capital expenditure, such as the installation of waste water treatment plants, and we have in place an active program to ensure that we fully comply with these requirements. Laws and regulations may also limit noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to clean up contamination.

European Union legislation requires each member state and accession candidate to implement the European Union directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The European Union packaging directive relates to all types of packaging, and its primary objective is the minimization of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The original directive of 1994 required that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), when these targets were also scheduled to be reviewed. Due to the late transposition of the directive into national laws in some member states and the need to evaluate experiences and the costs and benefits of revised, second-stage targets, a new directive with revised targets did not come into force until February 2004. The directive’s targets are to be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). Member states had 18 months, until August 2005, to enact national laws to implement the new directive. Separate targets were set in the accession agreements of our nine countries that joined the European Union on May 1, 2004. In particular, new member states will have to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives’ objectives. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in the process of implementation in all our European Union countries, including our developing countries which have recently entered the European Union.

We believe that the environmental regulatory climate in each country in which we operate is becoming increasingly strict and expect this trend to continue in the future. In particular, the regulatory environment in our Central and Eastern European countries is being brought in line with the standards that exist within the rest of the European Union. As part of this trend, the new European Union member countries in which we operate have been implementing new environmental standards, applicable to our operations in those countries. These new environmental standards have already increased and are expected to further increase our compliance costs. The accession of Romania and Bulgaria in 2007 and the possible accession of Croatia are expected to have similar results.

Trade regulation

Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottlers’ agreements, our European bottlers’ agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area Bottlers of The Coca-Cola Company’s beverages can, in response to unsolicited orders, sell such products in any European Union and/or European Economic Area country. You should read Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottlers’ Agreements”, for additional information on the provisions of our international and European bottlers’ agreements, and Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for information on our undertaking to the European Commission applying to our commercial practices in the European Union and on certain proceedings against us before national competition authorities.

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

Information technology

Information technology systems are critical to our ability to manage our business. Our information technology systems enable us to coordinate our operations, from production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support.

We are implementing SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed SAP applications based on a global template that can be implemented and supplemented by our subsidiaries to address their local needs. In particular, in 2001 and 2002, we developed global SAP templates covering the areas of finance, human resources and supply chain at a total cost of approximately €4.5 million. These templates have subsequently been deployed in Switzerland, Greece, Serbia, Montenegro, Lithuania, Latvia, Estonia and Bulgaria through 2003 with deployment in the Republic of Ireland and Northern Ireland concluding in the second quarter of 2004. During 2004, we developed enhanced templates introducing advanced capabilities in the areas of demand planning and forecasting, cross-border supply chain management, plant and fleet maintenance and business planning with integrated information reporting. These were successfully deployed during 2004 and 2005 across Switzerland, Hungary, Poland, the Czech Republic, Slovakia, Austria and Slovenia and are being operated under a common environment of associated data and business process standards. During 2005, we extended this deployment to Bosnia, Croatia, Romania, Moldova, Ukraine and our central office in Athens. During 2006 we rolled-out these templates in the Russian Federation and Belarus, thus covering approximately 60% of our volume under one integrated environment. In 2006, we also enhanced our template to cover advanced customer management activities in the areas of customer relationship management, promotion management and equipment management as well as field sales execution, truck management and yard management. We are currently validating these additional capabilities through a pilot implementation program in Czech Republic and in Slovakia anticipating full implementation in January 2008. We expect to continually enhance these capabilities as we deploy these templates across our group by 2011 at an estimated cost of less than €75 million for the entire program.

We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed, usable information on sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately. In every country we use a core sales and distribution system called BASIS. This system was developed and is maintained by The Coca-Cola Company on behalf of The Coca-Cola Company’s bottlers and governed by an information technology council in which we participate. With strengths in the areas of direct store delivery, customer and asset accounting BASIS enables critical front office processes to be superceded by SAP which has superior customer relationship capabilities, enabling a fully integrated business process and systems environment. Finally, we are constantly deploying mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. This program has enabled 3,200 users to date with an additional 2,500 planned for 2007 representing an investment of over €9 million during both 2006 and 2007. This significant investment in mobile capability is in recognition of the value opportunities of equipping our field representatives with mobile technology that will leverage our scale and provide an easy mechanism for readily deploying best practices in the area of customer, equipment and delivery management throughout our business.

In late 2003, we made a decision to realign our corporate and country Information Systems (“IS”) organizations into one functional organization for our entire group. This move complemented our strategy of deploying standard enterprise solutions, including applications, data, and hardware in support of best practice standard business processes. As a result of this decision, accountability for all IS activities, people and budgets was realigned to a central information systems team. We believe that this new organizational structure is now better positioned to drive standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we are continuing the process of transitioning those services that exist at a country level to this more efficient and cost effective center, while at the same time strengthening our IT capability on the country level by focusing such capability to territory-specific business services. Our shared services organization also provides new services such as data management, training and SAP consulting in a more effective manner as compared to offering those services in each of our territories. We are now receiving the benefits of this initiative and have already achieved ISO 9000 certification by Lloyds.

Standardizing and managing our technology assets is another area of focus. The recent establishment of our technology department has already resulted in reduced ownership costs for hardware, software and telecommunications and at the same time increased service levels and high security standards which are all critical to our business. The major infrastructure optimization program that we launched in 2004 is expected to drive down infrastructure operating costs in line with best industry standards. In 2007, we initiated a project for the full outsourcing of our data center as we continue to work towards containing costs as well as improving service levels, security and availability of our critical business systems. We continue to work closely with The Coca-Cola Company as members of the information technology council with the objective of improving existing technology services, standards and controls within the Coca-Cola system from business applications through to infrastructure and security in order to ensure that we leverage the scale of the Coca-Cola system and its resources to drive best practices, improve relationships with vendors and continue to provide a robust and secure IT environment.

We actively engage our retail partners and industry peers through our continued representation on committees such as the CIES Retailer Forum and the European Bottler Advisory Board as part of our effort to meet current challenges and take advantage of future opportunities in the way information technology affects our business.

C.               Organizational Structure

The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at April 30, 2007.

Subsidiary	Country of registration	% ownership at April 30, 2007
Partially owned subsidiaries
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%
Coca-Cola Hellenic Bottling Company Armenia	Armenia	90.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%
Coca-Cola HBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica.	Montenegro	89.1%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	49.9%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.	Italy	50.0%
Lanitis Bros Limited	Cyprus	99.9%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Nigerian Bottling Company plc	Nigeria	66.4%
S.C. Cristalina S.A.	Romania	49.9%
Valser Mineralquellen AG	Switzerland	99.9%
Vlasinka d.o.o., Surdulica	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCHBC Insurance (Guernsey) Limited	Channel Islands	100.0%
Chisinau Beverages Services S.R.L.	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o.	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%

Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Magyarország Italok Kft.	Hungary	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%
Yoppi Kft	Hungary	100.0%

D.              Property, Plant and Equipment

Distribution

Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants’ infrastructure and tend to store larger quantities of our products for a longer period of time (seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses (both leased and owned) for each segment and each country within that segment as of December 31, 2006.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy	4	4
Greece	3	7
Austria	4	3
The Republic of Ireland and Northern Ireland	6	2
Switzerland	5	5
Cyprus	3	1
Total Established Countries	25	22
Developing Countries:
Poland	22	4
Hungary	10	2
Czech Republic	5	1
Croatia	4	4
Slovakia	3	1
Lithuania	3	1
Latvia	1	—
Estonia	1	1
Slovenia	—	1
Total Developing Countries	49	15
Emerging Countries:
Russian Federation(1)	66	13
Romania	6	6
Nigeria	80	13
Ukraine	15	2
Bulgaria	6	4
Serbia and Montenegro(2)	10	3
Former Yugoslav Republic of Macedonia(3)	11	1
Belarus	4	1
Bosnia and Herzegovina	3	1
Armenia	1	1
Moldova	1	1
Total Emerging Countries	203	46
Sub-total	277	83
Less: Multon Z.A.O. group(1)	—	(11)
Less: Fresh & Co(2)	(4)	(1)
Less: Brewinvest S.A.(3)	(11)	(1)
Total	262	70

(1)          The results of Multon Z.A.O. group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

(2)          The results of Fresh & Co, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in Serbia and Montenegro, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

(3)          The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

Production

We operated 77 plants as at December 31, 2006, comprised of 62 CSD and/or juice plants, 14 mineral water plants and a bottle manufacturing plant (excluding the snack food plant). In addition to this, we manage the CSD plant operated by Brewinvest S.A.’s CSD business, a joint venture in which we own 50%, the two juice plants operated by the Multon Z.A.O. group and one juice plant operated by Fresh & Co, joint ventures in which we own 50%. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

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

The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2006.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Italy	6	19
Greece	7	31
Austria	3	13
The Republic of Ireland and Northern Ireland	2	6
Switzerland	3	10
Cyprus	1	8
Total Established Countries	22	87
Developing Countries:
Poland	4	15
Hungary	2	7
Czech Republic	1	4
Croatia	3	8
Slovakia	1	3
Lithuania	1	1
Latvia(3)	—	—
Estonia	1	3
Slovenia(4)	—	—
Total Developing Countries	13	41
Emerging Countries:
Russian Federation(5)	13	43
Romania	7	18
Nigeria	13	32
Ukraine	1	6
Bulgaria	4	13
Serbia and Montenegro(6)	3	18
Former Yugoslav Republic of Macedonia(7)	1	3
Belarus	1	2
Bosnia and Herzegovina	1	3
Armenia	1	2
Moldova	1	1
Total Emerging Countries	46	141
Sub-total	81	269
Less: Multon Z.A.O. group(5)	(2)	(17)
Less: Fresh & Co(6)	(1)	(11)
Less: Brewinvest S.A.(7)	(1)	(3)
Total	77	238

(1)          Excludes the snack food plant in Greece.

(2)          Excludes fountain product filling lines and snack food production lines.

(3)          We produce the products for the Latvian market in Lithuania and Estonia.

(4)          Third-party contract packers produce approximately 60% of the products for the Slovenian market. The remainder is produced by us (Austria, Croatia and Czech Republic).

(5)          The results of Multon Z.A.O. group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

(6)          The results of Fresh & Co, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Serbia and Montenegro, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

(7)          The results of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia, are not consolidated into our results of operations under US GAAP. Instead they are reflected in our share of income of equity method investees.

In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. During 2005, we developed our aseptic beverage capacity by installing four additional high-speed aseptic lines in Italy, Romania, Hungary and the Russian Federation. In that same year, we also expanded our CSD production capacity in the Russian Federation and Ukraine by installing new production lines in our Ekaterinburg, Moscow and Kiev plants. During 2005, we also launched a project to upgrade our water production capacity by adding new production facilities, including bottling lines, in Bulgaria and Serbia. During 2006, we continued work on all of these projects. We own this entire new production infrastructure except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement.

We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. For instance, in 2005, we commenced work on a project in Ireland to develop a single all-island production facility which would replace our existing manufacturing facilities there. We expect that project to be completed in the second half of 2007. Also in 2005, in an effort to consolidate our supply chain infrastructure in Crete, Greece, we commenced construction of a new manufacturing plant and warehouse, which was completed in 2006. Upon completion, we closed the existing facility and shifted operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, in March 2006 as part of our rationalization efforts in Greece, we closed our warehouses in Messologi, Corfu and Rhodes.

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

•       Tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2006.

Our business

Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 93% of our sales volume in 2006. We are one of the world’s largest Coca-Cola bottlers, serving a population of approximately 540 million people in 28 countries (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

We aggregate these 28 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three business segments are as follows:

•       Established countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.

•       Developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia.

•       Emerging countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia, Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

Our products include both carbonated soft drinks, or CSDs, and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2006, CSDs accounted for 71% and non-CSDs accounted for 29% of our sales volume, respectively. Our core brands are Coca-Cola, Fanta, Sprite and Coca-Cola light (diet Coke), which together accounted for approximately 63% of our total sales volume in 2006.

Key financial results

We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, cash operating profit, or COP, and return on invested capital, or ROIC. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2004 to the year ended December 31, 2006, as well as, in each case, the year-on-year change in percentage terms.

Key performance measures:	2006	% change	2005	% change	2004
Unit case volume (in millions)	1,723.6	12.0	1,539.1	9.6	1,404.0
Operating profit (euro in millions)	459.1	1.9	450.7	6.9	421.8
COP (euro in millions)	818.5	7.5	761.5	7.1	711.2
ROIC	7.8%	5.4	7.4%	(7.5)	8.0%

Unit case volume

We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

In 2006, our sales volume increased by 184.5 million unit cases, or 12.0%, compared to 2005. We delivered strong volume growth in all product categories and reporting segments. This was primarily due to product innovation, further expansion of our existing product range across our markets, strong market place execution and the continuous roll-out in the market of additional coolers. In particular, strong performances in the Russian Federation, Romania, Poland and Ukraine accounted for a material portion of our sales volume growth. We have also benefited from more favorable weather in some of our territories in 2006 and the first time contribution of our 2006 acquisitions, Fonti del Vulture S.r.l. and Lanitis Bros Limited.

In 2005, our sales volume increased by 135.1 million unit cases, or 9.6%, compared to 2004. We delivered very solid organic volume growth in all product categories. This was primarily due to strong performances in the Russian Federation, driven by continued investment in sales force capability, distribution and cold drink infrastructure, and in Romania, reflecting strong market execution, expansion of the portfolio through new packages and flavors extensions and excellent performance of our Romanian water business. In Nigeria, despite a price increase in CSD categories in September 2005, there was a positive performance in all product categories. Poland and Ukraine also accounted for a material portion of our sales volume growth.

Operating profit

In 2006, we increased operating profit by €8.4 million, or 1.9% in comparison with 2005. This comprised an additional €205.9 million contribution from gross profit, partially offset by an additional €197.5 million of selling, delivery and administrative expenses.

In 2005, we increased operating profit by €28.9 million, or 6.9% in comparison with 2004. This comprised an additional €183.0 million contribution from gross profit, partially offset by an additional €154.1 million of selling, delivery and administrative expenses.

COP

We define COP as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it considers the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies. Internally, our management uses COP as one of the main measures to allocate resources and evaluate the performance of each of our business segments.

In 2006, our COP increased by €57.0 million over 2005 and in 2005 by €50.3 million over 2004. These increases were due to the same factors that contributed to our operating profit growth during the same periods.

ROIC

We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that in 2005 and 2006, our management incentive plan for our middle and senior managers used ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under US GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

We define ROIC as follows:

Return on Invested Capital	=	Operating profit + share of income of equity method investees - income tax expense - tax shield
Capital employed

Our “tax shield”, which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the Greek statutory tax rate of 29%. Our “capital employed” equals our shareholders’ equity plus our net borrowings.

Our ROIC of 7.8% for 2006, reflected an increase of 5.4% over the ROIC of 7.4% for 2005. This increase was a result of a decrease in the income tax expense (net of tax shield), a decrease in net debt and improved operating performance, which was reflected in the increase of 2.0% in the operating profit and the share of income of equity method investees, as compared to 2005. In particular, the effective tax rate on the operating profit and equity income decreased from 27.3% in 2005 to 23.6% in 2006. This was largely due to the one-off benefit during 2006 resulting from the enactment of lower tax rates in a number of our countries (primarily in Switzerland), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 2.4%, primarily due to an increase in shareholders’ equity by 8.0% or €233.4 million, reflecting mainly net income of €313.4 million earned in 2006 that was partially offset by an €11.8 million negative effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies weakened against the euro, and cash dividends of €72.2 million declared in 2006. Net debt decreased by 7.0% or €120.8 million, primarily due to the increase in cash and cash equivalents.

Our ROIC of 7.4% for 2005, reflected a decrease of 7.5% over the ROIC of 8.0% for 2004. This decrease was a result of an increase in the income tax expense (net of tax shield) and in net debt in 2005, partially offset by improved operating performance, which was reflected in the increase of 11.1% in the operating profit and the share of income of equity method investees. The effective tax rate on the operating profit and equity income increased from 23.6% in 2004 to 27.3% in 2005. This was largely due to the lack in 2005 of one-off benefit created during prior years by the enactment of lower tax rates in a number of our countries (during 2004, primarily in Austria and the Czech Republic), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 14.2%, primarily on the basis of an increase in net debt increased by 14.3% or €217.1 million, resulting from the increase of short term borrowings. Of this increase, €168.2 million related to the investment in the Multon Z.A.O. group in April 2005. In addition, shareholders’ equity increased by 14.1% or €362.3 million, primarily reflecting the €298.9 million of net income earned in 2005 and a €91.2 million of positive effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies strengthened against the euro.

	December 31, 2006	December 31, 2005	December 31, 2004
	(euro in millions, except percentages)
Tax shield:
Interest expense	(86.3)	(56.2)	(66.9)
Greek statutory tax rate	29%	32%	35%
	(25.0)	(18.0)	(23.4)
Numerator:
Operating profit	459.1	450.7	421.8
Share of income of equity method investees	24.8	23.9	5.2
Income tax expense	(89.2)	(111.8)	(77.4)
Tax shield	(25.0)	(18.0)	(23.4)
	369.7	344.8	326.2
Denominator:
Cash and cash equivalents	(288.7)	(168.5)	(31.3)
Short-term borrowings	269.3	310.0	76.0
Current portion of long-term debt	—	243.9	—
Current portion of capital lease obligations	33.9	19.8	15.0
Long-term debt, less current portion	1,516.4	1,278.4	1,424.6
Capital lease obligations, less current portion	82.2	50.3	32.5
Net debt	1,613.1	1,733.9	1,516.8
Shareholders’ equity	3,156.7	2,923.3	2,561.0
Capital employed	4,769.8	4,657.2	4,077.8
ROIC	7.8%	7.4%	8.0%

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

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
Gotalka d.o.o	January 28, 2004	Water	Developing	Croatia	7.8
Vlasinka d.o.o	April 14, 2005	Water	Emerging	Serbia	10.9
Multon Z.A.O. group	April 20, 2005	Juice	Emerging	Russian Federation	168.2
Bankya Mineral Waters Bottling Company EOOD	June 2, 2005	Water	Emerging	Bulgaria	10.9
Vendit Limited	September 28, 2005	Vending	Established	Republic of Ireland	6.3
Fresh & Co d.o.o.	March 13, 2006	Juice	Emerging	Serbia	9.0
Lanitis Bros Public Limited	April 5, 2006	CSDs/Juice/Dairy	Established	Cyprus	72.5
Lanitis Bros Public Limited minority interest	December 31, 2006	CSDs/Juice/Dairy	Established	Cyprus	3.4
Fonti del Vulture S.r.l.	July 5, 2006	Water	Established	Italy	5.8
Yoppi Kft.	August 22, 2006	Vending	Developing	Hungary	1.9
Eurmatik S.r.l.	May 31, 2007	Vending	Established	Italy	16.3

(1)             Cost includes the share of the purchase price paid by us plus our transaction costs but excludes any amounts of short-term or long-term debt held by the acquired businesses at the time of the acquisition and assumed by us.

The acquisition of Gotalka d.o.o. (2004)

On January 28, 2004, we completed the acquisition of 100% of the shares of the Croatian mineral water company Gotalka d.o.o., through our 99.9% owned subsidiary, Coca-Cola Beverages Hrvatska d.d. The acquisition included a production facility at Budinscina and the mineral water brands Bistra, Gotalka and Claria. Total consideration for the acquisition was €7.2 million (excluding acquisition costs), with transaction costs of €0.6 million. The trademark was subsequently sold to The Coca-Cola Company for €8.6 million. For additional information, see Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company.”

The acquisition of Vlasinka d.o.o. (2005)

On April 14, 2005, we acquired 100% of the shares of the Serbian mineral water company, Vlasinka d.o.o., together with The Coca-Cola Company. Our share of the acquisition consideration was €10.5 million (excluding transaction costs). We effectively purchased the operating assets and liabilities of the business at Surdulica in Southern Serbia, while The Coca-Cola Company effectively purchased the mineral water brand Rosa for €10.5 million. Our transaction costs amounted to €0.4 million.

The acquisition of the Multon Z.A.O. group (2005)

On April 20, 2005, we completed jointly with The Coca-Cola Company the acquisition of the Multon Z.A.O. group, a leading juice producer in the Russian Federation. The Multon Z.A.O. group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). Our share of the purchase price and debt was US$253.5 million (€193.7 million). Our transaction costs amounted to €1.9 million. The acquisition is a joint venture and is being accounted for under the equity method.

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

The acquisition of Vendit Limited (2005)

On September 28, 2005, we acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. The total consideration for the acquisition was €5.9 million (excluding acquisition costs), with transaction costs of €0.4 million and the assumption of debt of an additional €0.8 million.

The acquisition of Fresh & Co. d.o.o (2006)

On March 13, 2006, we acquired, jointly with The Coca Cola Company, 100% of Fresh & Co. d.o.o., one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands, Next and Su-Voce. The consideration for the acquisition was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. Our share of the purchase price and debt was €20.3 million. Our transaction costs amounted to €0.4 million. The acquisition is a joint venture and is being accounted for under the equity method.

The acquisition of Lanitis Bros Public Limited (2006)

On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of The Coca-Cola Company as well as its own juice and dairy products. Following completion of the tender offer, we acquired 95.43% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Our transaction costs amounted to €1.0 million.

Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited has been delisted from the Cyprus Stock Exchange. In July and August of 2006, we had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%.

The acquisition of Fonti del Vulture S.r.l. (2006)

On July 5, 2006, we acquired, jointly with The Coca-Cola Company, 100% of Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The consideration for the acquisition was €10.4 million (excluding acquisition costs and net debt assumed). Our share of the purchase price was €5.2 million. Our transaction costs amounted to €0.6 million.

The acquisition of Yoppi Kft. (2006)

On August 22, 2006, we acquired 100% of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million with the assumption of debt of an additional €0.1 million.

The acquisition of Eurmatik S.r.l (2007)

On May 31, 2007, we announced the completion of the acquisition of 100% of Eurmatik S.r.l., a vending operator in Italy. At this stage, the total consideration for the acquisition was €15.8 million with no debt assumed (excluding acquisition costs). The final consideration is subject to changes for final working capital adjustments. Transaction costs are approximately €0.5 million.

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

Intangible assets

Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2006, there was €2,795.8 million of intangible assets recorded on our balance sheet, reflecting 38.4% of our total assets. The main components of this intangible asset balance were €1,997.4 million of franchise rights related to our bottlers’ agreements with The Coca-Cola Company, €34.8 million of trademarks and €760.5 million of goodwill.

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

We test for goodwill impairment using the two-step process described in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of any impairment. Fair values are derived using discounted cash flow analysis, based on cash flow assumptions consistent with our internal planning, discounted at rates reflecting market comparability adjusted to our facts and circumstances. We evaluate franchise rights and trademarks for impairment by comparing the applicable carrying value to the fair value determined based on the present value of estimated future cash flows from such assets.

The accuracy of our assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events. However, the assumptions we use are consistent with those employed for internal planning purposes.

Property, plant and equipment

As of December 31, 2006, the net book value of property, plant and equipment was €2,486.2 million, representing 34.1% of total assets.

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

In 2006, we incurred €24.5 of impairment of property, plant and equipment. Following our review of our three-year plan, we decided to accelerate the implementation of the refillable bottle strategy. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million in 2006 and nil in 2005 and 2004. The additional €9.4 million consists primarily of impairment on production and other equipment, as compared to €0.9 million in 2005 and €3.6 million in 2004.

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

Employee Benefits—Statutory Termination and Pension Plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (‘Statement No. 132 (R)’). The Company adopted Statement No. 87 as at January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as at January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

A number of the Company’s operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

During 2006, the Company also adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R) (‘Statement No. 158’). Statement No. 158 requires that previously disclosed but unrecognized actuarial gains or losses, prior service costs or benefits and transitional obligations or assets be recognized generally through adjustment to accumulated other comprehensive income and the funded status of the defined benefit plans to be recognized on the balance sheet.

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

Income taxes

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. Interpretation No. 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. Interpretation No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. We adopted this Statement on January 1, 2007. As a result of the implementation, we recognized a decrease of €1.6 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the balance of retained earnings as of January 1, 2007. As of the date of adoption of Interpretation No. 48 and after the impact of recognizing such a decrease in liability, our unrecognized tax benefits totaled €26.4 million, all of which, if recognized, may affect our effective tax rate. We are not aware of any matters that are reasonably possible to cause the total amounts of unrecognized tax benefits to significantly increase or decrease within the period of twelve months after the adoption of Interpretation No. 48.

Deferred tax assets represent items to be used as a deduction or credit in future tax returns. As at December 31, 2006, we had approximately €109.2 million of deferred tax assets related principally to operating loss carry-forwards arising from operations outside Greece, and temporary differences in the deduction of depreciation and accrued expenses. Ordinarily, operating loss carry-forwards are only capable of being utilized by each of the operating entities that recorded the loss. We have established a valuation allowance of approximately €6.4 million for deferred tax assets that we do not believe will be realized. The estimate of the amount of the valuation allowance is based upon our estimate of future taxable income and other relevant factors such as time limitations on the utilization of net operating losses.

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

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

General

We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company’s ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottlers’ agreements entered into between The Coca-Cola Company and us. You should read Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company” for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottlers’ agreements.

Purchase of concentrate

Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2006 amounted to €1,097.1 million, as compared to €938.6 million in 2005, and €859.0 million for 2004. Concentrate represented approximately 33.4% of our total cost of goods sold in 2006, as compared to 34.1% in 2005, and 34.3% in 2004. The cost of concentrate as a percentage of our cost of sales has been reducing slowly over time, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and juices has increased in response to increased demand for these products. Under our bottlers’ agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers’ agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

We expect amounts of concentrate purchased from The Coca-Cola Company to track our sales volume growth. We anticipate the price of concentrate we purchase from The Coca-Cola Company for each of the countries in which we operate to be determined mainly by reference to inflation and our ability to implement price increases in the relevant country.

Pricing in countries outside the European Union

The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottlers’ agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

Marketing and promotional support

The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €50.4 million, €39.8 million and €47.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2006, such contributions totaled €29.9 million as compared to €17.6 million in 2005 and €21.1 million in 2004. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2006, these contributions amounted to €20.5 million compared to €22.2 million in 2005 and €25.9 million in 2004. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments totaled €83.3 million in 2006 as compared to €26.6 million in 2005 and €15.0 million in 2004. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Management believes the risk of reimbursements is remote. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

Other income primarily comprises a toll-filling relationship in Poland of €15.6 million in 2006, €11.4 million in 2005 and nil in 2004 and rent, facility and other costs of €2.0 for the year ended December 31, 2006 as compared to €2.1 million for the year ended December 31, 2005 and €1.7 million for the year ended December 31, 2004. Other expenses relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €4.0 million in 2006,

€1.4 million in 2005 and €4.2 million in 2004. With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €87.6 million in 2006, as compared to €89.4 million in 2005 and €49.7 million in 2004. The purchases of finished goods are primarily purchases of PowerAde product. The growth since 2004 was due to the roll-out of PowerAde across additional markets and increased demand within existing markets. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €73.0 million in 2006, as compared to €44.2 million in 2005 and €27.8 million in 2004. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2004 to 2006 reflects both the broader availability of Nestea products across our markets and increased demand for those products, along with the introduction of Nescafé Xpress in 2005.

During 2006, we sold €16.6 million of finished goods and raw materials to The Coca-Cola Company, a slight increase on sales of €11.8 million for 2005 and of €8.4 million for 2004.

Amounts payable to and receivable from The Coca-Cola Company

As at December 31, 2006, The Coca-Cola Company owed us €65.9 million, as compared to €68.6 million as at December 31, 2005, and €45.1 million as at December 31, 2004. We owed The Coca-Cola Company a total of €110.8 million, €92.0 million and €69.3 million as at December 31, 2006, 2005 and 2004, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

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

Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs, when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs, when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2006, for example, approximately 33% of our net purchases of property, plant and equipment were for coolers.

Raw material costs

Raw material costs, including concentrate, represented 75.4% of our total cost of goods sold in 2006, as compared to 75.6% in 2005 and 77.1% in 2004. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the European Union in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below under “Impact of governmental, economic, fiscal, monetary and political policies—Expansion of the European Union.”

Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended in June 2004 on substantially similar terms, to December 31, 2008, we are obligated to obtain at least 60% of our annual requirements of coolers, glass bottles, PET resin, PET preforms, as well as plastic closures, crates, sleeves and labels from Frigoglass S.A. The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company’s European bottlers. We have the status of most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status, and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices. During 2006, we made purchases from Frigoglass S.A. totaling €209.4 million, compared to €143.8 million in 2005 and €165.1 million in 2004. In 2006, we purchased from Frigoglass S.A. €33.7 million of raw materials and packaging materials and other purchases and €175.7 million of coolers and other cold drink equipment and spare parts. This compares to €55.8 million for purchases of raw and packaging materials and €88.0 million for the purchase of coolers and other cold drink equipment and spare parts in 2005 and €66.3 million and €98.8 million, respectively, in 2004. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A.” for additional information on our relationship with Frigoglass S.A.

Weather conditions

Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue. For example, in the first half of 2004, we experienced increased rainfall and low temperatures across Europe, which reduced volume growth. In addition, two weeks of continuous rainfall in Nigeria during December 2004 severely disrupted our distribution. In 2005 and 2006, favorable weather conditions have contributed to our sales volume growth in most of our territories.

Seasonality

Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2006, for example, we realized 19.0% of our sales volume in the first quarter, 27.8% in the second quarter, 29.3% in the third quarter and 23.9% in the fourth quarter.

Foreign currency

Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

•       Our operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Slovenia and Montenegro, have functional currencies other than our reporting currency, the euro, and, as a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

•       Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead, in turn, to reduced gross profit margins. As at December 31, 2006, all of our concentrate, which represents 44.3% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira.

•       Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Impact of inflation

The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. FASB Statement No. 52 (“Statement No. 52”) provides that, in a hyper-inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related statement of income within other income (expense). Belarus was classified as a hyper-inflationary economy for the year ended December 31, 2005. Our operations there ceased applying hyper-inflationary accounting with effect from January 1, 2006. Our operations in Serbia and Romania ceased applying hyper-inflationary accounting with effect from January 1, 2005 and July 1, 2004, respectively. In each of the 2005 and 2004 fiscal years, the impact on the statement of income of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal. In 2006, none of our entities operated in a hyper-inflationary environment.

For all other countries, which are not considered hyper-inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders’ equity.

Taxation

The Greek statutory income tax rate for 2006 was 29.0% and decreased to 25.0% in 2007. Statutory income tax rates in the countries in which we operate range from 0% to 37.0%. Our effective income tax rate decreased to 23.3% for 2006, as compared to 28.1% in 2005. This decrease was mainly attributable to additional reductions in tax rate in certain of our countries and an increase in capital investment incentives, tax holidays and change in valuation allowance, partially offset by an increase in local taxes.

Amortization and impairment of intangible assets

As discussed above under “Application of critical accounting policies—Intangible assets”, intangible assets comprise a significant portion of our balance sheet. We consider that 99.9% of the €2,795.8 million of intangible assets recorded on our balance sheet as at December 31, 2006 relates to assets that have indefinite useful lives.

Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, impairment assessments were conducted in each of the three years ended December 31, 2006, and no impairment was indicated.

Impact of governmental, economic, fiscal, monetary and political policies

Expansion of the European Union

On May 1, 2004, nine countries in which we operate entered the European Union. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the European Union on January 1, 2007.

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

Our European Union accession countries have adopted the European Union sugar regime as of the date of their accession. This means that the minimum selling price for sugar has become the European Union intervention price plus the cost of transport and profit margin. Our operations in these eleven countries use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners has increased as a result of the accession to the European Union of these countries. Prior to accession, our sweetener prices varied from just below to significantly below the European Union intervention price. Post accession there has been a significant rise in sweetener costs in these countries. We expect that the ongoing reform of the European Union sugar regime will result in a gradual reduction in sugar costs starting in 2009. A portion of these savings will be invested in increased marketing and promotional activities aimed at building brand equity and supporting revenue growth.

The entry into the European Union of eleven of our countries has also increased their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola system. At least at present, the prices of our products in our European Union developing and emerging countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company, sold in the other European Union countries. In addition, the enlargement of the European Union could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our European Union developing and emerging countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from European Union countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

The Coca-Cola Company may also seek to increase concentrate prices in our eleven countries that entered the European Union in 2004 and in 2007 in order to bring concentrate prices in those countries in line with the rest of the European Union, in which case, maintaining our profit margin will partly depend on our ability to recover the increased concentrate cost by implementing price increases in the relevant countries.

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

The admission to the European Union on May 1, 2004 of our eight Central and Eastern European countries and on January 1, 2007 of Bulgaria and Romania along with the acquisition in 2006 of operations in Cyprus, has increased the potential impact of EU competition law on our business.

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

A.                Operating results

Year ended December 31, 2006 compared to year ended December 31, 2005

The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2005 to the year ended December 31, 2006.

	Coca-Cola Hellenic Bottling Company S.A.
	2006	2005	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	5,372.2	4,633.9	15.9
Cost of goods sold	(3,282.3)	(2,749.9)	19.4
Gross profit	2,089.9	1,884.0	10.9
Selling, delivery, administrative expenses and other operating items	(1,630.8)	(1,433.3)	13.8
Operating profit	459.1	450.7	1.9
Interest expense	(86.3)	(56.2)	53.6
Interest income	10.3	3.3	212.1
Other income	0.4	2.5	(84.0)
Other expense	(0.1)	(3.0)	(96.7)
Income tax expense	(89.2)	(111.8)	(20.2)
Share of income of equity method investees	24.8	23.9	3.8
Minority interests	(4.8)	(10.5)	(54.3)
Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of €0.2 million	(0.8)	—	—
Net income	313.4	298.9	4.9
COP	818.5	761.5	7.5
Unit case volume	1,723.6	1,539.1	12.0

The following table shows certain income statement and other financial data for the years ended December 31, 2006 and December 31, 2005, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2006	2005
Net sales revenue	100.0	100.0
Cost of goods sold	(61.1)	(59.4)
Gross profit	38.9	40.6
Selling, delivery and administrative expenses	(30.4)	(30.9)
Operating profit	8.5	9.7
COP	15.2	16.4

Volume

In 2006, our sales volume increased by 184.5 million unit cases, or 12.0%, compared to 2005. Our emerging markets accounted for 51.2%, our developing markets for 21.1% and our established markets for 27.7% of the increase, respectively.

The major contributor to our growth was our operation in the Russian Federation, representing an 18.5% contribution to the increase in total sales volume with strong growth in both the CSD category and across all non-CSD categories. This has been achieved through the expansion of our portfolio, our focus on market execution, continuous roll-out of coolers and investment in manufacturing and distribution infrastructure. Romania, Ukraine and Serbia accounted for 12.0%, 7.1% and 6.4%, respectively, of our total sales volume increase, driven by our continuous focus on market execution. The remaining emerging markets contributed 7.2% to our sales volume growth. Overall, our emerging markets benefited from increased political stability and improving macro-economic conditions in 2006.

The performance of our established markets, representing a 27.7% contribution to the increase in total sales volume, was bolstered by the first year contribution of Fonti del Vulture S.r.l. and Lanitis Bros Limited. Lanitis Bros Limited and Fonti del Vulture S.r.l. were acquired in April 2006 and July 2006 and accounted for 14.9% and 6.4%, respectively, of our total sales volume increase in 2006. Excluding the effect of these acquisitions, our established territories would have made a positive contribution of 6.3% to our total sales volume. In particular, Greece made a positive contribution of 2.5% which was driven by strong end-outlet execution, product innovation on our Amita juice brand and the benefit of favorable weather. Italy made a positive contribution of 3.5% reflecting the successful roll-out of our route-to-market initiative across the country, leading to expanded outlet coverage and increased penetration of our full product range. The remaining established markets contributed 0.4% to our sales volume growth.

All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 7.8% to our total sales volume increase, supported by increased outlet penetration and the introduction of new products and packaging. The remaining developing countries contributed 13.3% to our sales volume growth.

Net sales revenue

We recognize net sales revenue at the time we deliver products to our customers. You should read “Application of critical accounting policies—Revenue recognition” for more information on when we recognize revenue. Of the €738.3 million increase in net sales revenue in 2006 compared with 2005, €374.5 million, or 50.7% of the increase, was attributable to the emerging markets segment. The contribution of our operations in the Russian Federation to this result was €155.8 million. This reflected volume growth of 14.9% as a result of our focus on market execution through model outlets, continuous roll-out of coolers, strong performance of the new product categories and improved pricing. In addition, Romania contributed €76.8 million as a result of package and flavor extensions supported by a new aseptic line. This reflects the strength of our Romanian market execution combined with the positive development of the country. Nigeria made a positive contribution of €30.3 million, an 8.9% increase compared to 2005, primarily aided by price increases introduced in late 2005 in almost all product categories. The Russian Federation, Romania and Nigeria, all benefited from the strengthening of the local currency against the euro.

Our established countries contributed €211.7 million, or 28.7% to the total increase, of which €95.4 million was attributable to the first year contribution of Lanitis Bros Limited and Fonti del Vulture S.r.l. Excluding the effect of acquisitions, Italy made a positive contribution of €52.1 million, reflecting improved outlet execution and cooler placement despite reduced margins at the retail level. Greece made a positive contribution of €44.7 million, primarily due to increased investment in sales force and cold drink equipment placement.

In the developing markets, net sales revenue increased by €152.1 million over 2005. The increase comprised a €56.4 million and €29.8 million contribution from our Polish and Czech operations, respectively, combined with a positive contribution of €65.9 million from the remaining developing market countries.

Overall pricing, in terms of net sales revenue per unit case slightly increased to €3.12 in 2006 compared with €3.01 in 2005. This largely reflects the effect of our initiatives to improve channel and package mix and pricing, as well as the strengthening of the local currency against the euro in the Russian Federation, Romania and Nigeria. This increase was mostly offset by the increased contribution to net sales revenue of the Russian Federation and our water products due to the fact that prices of such products are generally lower than the weighted average prices for our products in other markets and product lines.

Cost of goods sold

Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case marginally increased from €1.79 in 2005, to €1.90 in 2006 as a result of significant pressure from higher raw material costs and restructuring costs partially offset by the success of our supply chain optimization initiatives. Restructuring costs for 2006 amounted to €63.3 million compared to €14.3 million in 2005, of which €34.3 million, as compared to €6.8 million in 2005, were in the form of redundancy charges, accelerated depreciation accounted for €5.9 million compared to €6.6 million in 2005, while impairment charges to production equipment amounted to €9.4 million compared to €0.9 million in 2005. In addition, an impairment charge of €13.7 million on certain refillable PET and glass bottles and crates was recorded in 2006 while there was no similar charge in 2005. Our restructuring costs relate primarily to our initiatives to develop a single all-island production facility in Ireland and to rationalize our production capabilities in Greece and Nigeria.

The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally increased from 20.3% of our net sales revenue in 2005, to 20.4% in 2006. Depreciation included in our cost of goods sold increased from €146.3 million in 2005 to €156.2 million in 2006, primarily as a result of the Lanitis Bros Limited and Fonti del Vulture S.r.l. acquisitions within 2006.

Gross profit

Our gross profit margin decreased from 40.7% in 2005, to 38.9% in 2006, as a result of the increase in the cost of goods sold.

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

In 2006, selling costs (including depreciation) amounted to €828.4 million or 15.4% of our net sales revenue, as compared to €720.4 million, or 15.5% in 2005. The ratio of selling costs over net sales revenue marginally decreased, despite the fact that we incurred €5.2 of restructuring charges in 2006 (nil in 2005). The increase in selling costs was due to the growth in sales and associated selling costs, particularly in Greece, Nigeria and Russia. The increase in selling costs reflects our focus on strengthening our sales force and improving marketing efforts.

Delivery costs (including depreciation) increased, in absolute terms, to €476.9 million in 2006 from €387.7 million in 2005 reflecting increased sales volume and higher costs. These higher costs were primarily due to an increase in delivery costs (including depreciation) as a percentage of our net sales revenue from 8.4% in 2005 to 8.9% in 2006 resulting mainly from increased fuel costs. Restructuring costs of €8.0 million were incurred in 2006 reflecting redundancy charges of €6.8 million, €0.4 million of accelerated depreciation and €0.8 million of charges in relation to an onerous lease. These charges were incurred primarily in respect of the consolidation of warehousing facilities in Greece, Croatia, Austria and the

Republic of Ireland. This compared with redundancy charges of €3.2 million, €1.1 million of charges in relation to an onerous lease and accelerated depreciation of €1.3 million incurred in 2005 in respect of the consolidation of production and warehousing facilities in Austria, the Republic of Ireland and Northern Ireland.

Administrative expenses (including depreciation) amounted to €335.1 million in 2006, compared to €325.2 million in 2005. Administration costs decreased as a percentage of net sales revenue, from 7.0% in 2005 to 6.2% in 2006, reflecting our efforts to keep administration costs under control, despite the fact that we incurred restructuring charges included in administrative expenses of €7.3 million during 2006.

Other operating items in 2006 consist of the cost of a fine imposed by the Greek Competition Authority of €9.3 million and a gain on sale of our site in Dublin of €18.9 million. For additional information related to the fine imposed by the Greek Competiotion Authority, you should read Item 8A, “Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information. There were no such other operating items in 2005.

The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2006 would be €1,613.0 million, and our gross margin 30.0% compared to €1,496.3 million and 32.3%, respectively, for 2005.

Operating profit

Operating profit increased by 1.9% reflecting primarily sales volume growth, offset by operating expenses and cost of goods sold increases.

Interest expense

Interest expense increased from €56.2 million for 2005 to €86.3 million for 2006. This increase reflected the increase of interest rates during 2006 and the issuance of the €350.0 million of Floating Rate Notes. The notes were primarily issued in order to fund the acquisition of Lanitis Bros Limited and the repayment of the remaining €233.0 million of the outstanding debt under our €625.0 million 5.25% Eurobond that matured on June 27, 2006.

Interest income

Interest income increased from €3.3 million for 2005 to €10.3 million for 2006 as a result of higher cash balances and higher interest rates in 2006.

Other income

Other income of €0.4 million in 2006 is comprised of €0.1 million of gains on interest rate swaps that were not eligible for hedge accounting, €0.2 million of foreign currency exchange gains and €0.1 million of external dividends received. In 2005, other income of €2.5 million in 2005 comprised €2.1 million of gains on sales of financial investments and €0.3 million of foreign currency exchange gains, as well as €0.1 million of external dividends received.

Other expenses

Other expenses of €0.1 million in 2006 consist of losses on interest rate swaps that were not eligible for hedge accounting. Other expense of €3.0 million in 2005 consisted of losses on interest rate swap that were not eligible for hedge accounting.

Income tax expense

The effective tax rate decreased from 28.1% in 2005 to 23.3% in 2006. Of this decrease, 1.5% or €5.7 million was attributed to the enactment of lower statutory tax rates in a number of our territories, such as Switzerland and Slovenia, which produced a one-off benefit from the reassessment of significant deferred tax balances in 2006. Tax holiday exemptions and capital investment incentives also increased during 2006. The reduction of our effective tax rate was partially offset by the impact of additional local taxes.

Share of income of equity method investees

The share of income of equity method investees primarily reflected the results of the Multon Z.A.O. group and Fresh & Co, joint ventures, which are engaged in the production and distribution of juice products in the Russian Federation and Serbia, respectively and of Brewinvest S.A., a joint venture engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia. The share of profit of equity method investees increased from €23.9 million in 2005 to €24.8 million in 2006, primarily due to the improved operating performance of the Multon Z.A.O. group. Fresh & Co contributed a loss of €2.6 million in 2006.

Minority interests

Minority interests consist primarily of the public shareholders’ 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests decreased from €10.5 million in 2005 to €4.8 million in 2006, due to a decrease in contribution to our net income from our Nigerian operations.

Net income

Net income was €313.4 million in 2006, as compared to €298.9 million in 2005. The €14.5 million increase, as explained above, was primarily due to the improvement in our operating profit, interest income and reduced tax expense, partially offset by an increase in the interest expense.

COP

In 2006, COP increased by 7.5% over 2005 for the same reasons underlying the increase in operating profit during the same period.

Year ended December 31, 2005 compared to year ended December 31, 2004

The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2004 to the year ended December 31, 2005.

	Coca-Cola Hellenic Bottling Company S.A.
	2005	2004	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	4,633.9	4,201.9	10.3
Cost of goods sold	(2,749.9)	(2,500.9)	10.0
Gross profit	1,884.0	1,701.0	10.8
Selling, delivery and administrative expenses	(1,433.3)	(1,279.2)	12.0
Operating profit	450.7	421.8	6.9
Interest expense	(56.2)	(66.9)	(16.0)
Interest income	3.3	6.6	(50.0)
Other income	2.5	4.2	(40.5)
Other expense	(3.0)	(8.3)	(63.9)
Income tax expense	(111.8)	(77.4)	44.4
Share of income of equity method investees	23.9	5.2	359.6
Minority interests	(10.5)	(13.1)	(19.8)
Net income	298.9	272.1	9.9
COP	761.5	711.2	7.1
Unit case volume	1,539.1	1,404.0	9.6

The following table shows certain income statement and other financial data for the years ended December 31, 2005 and December 31, 2004, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2005	2004
Net sales revenue	100.0	100.0
Cost of goods sold	(59.4)	(59.5)
Gross profit	40.6	40.5
Selling, delivery and administrative expenses	(30.9)	(30.4)
Operating profit	9.7	10.1
COP	16.4	16.9

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

The performance of our established markets was flat compared to 2004. Italy achieved volume growth due to gains in category shares. Switzerland, Austria and Greece were impacted by increased competition from private labels in the fast growing large retailer channel.

All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 15.3% to our total sales volume increase, driven by strong execution in our brand packaging and pricing strategy. The remaining developing countries contributed 12.5% to our sales volume growth.

Net sales revenue

The emerging markets segment accounted for €306.6 million, or 71.0%, of the €432.0 million increase in net sales revenue in 2005 compared to 2004. The contribution of our operations in the Russian Federation to this result was €138.6 million. This reflected volume growth of 21.6% as a result of our focus on market execution through model outlets and continuous roll-out of coolers as well as the expansion of our outlet coverage and distribution. In addition, Romania contributed €61.6 million as a result of strong execution in brand, packaging and pricing strategy and continued strong performance in our Romanian water business. Nigeria made a positive contribution of €56.1 million, a 19.8% increase compared to 2004, primarily aided by volume growth of 10.4%. The Russian Federation, Romania and Nigeria, all benefited from the strengthening of the local currency against the euro.

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

Share of income of equity method investees

The share of income of equity method investees primarily reflected the results of the Multon Z.A.O. group and Brewinvest S.A., joint ventures in which we hold a 50% interest, which are engaged in production and distribution of juice products in the Russian Federation and in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia, respectively. The share of profit of equity method investees increased from €5.2 million in 2004 to €23.9 million in 2005, with €20.1 million of the increase being attributable to the acquisition of the Multon Z.A.O. group in 2005.

Minority interests

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

COP

In 2005, COP increased by 7.1% over 2004 for the same reasons underlying the increase in operating profit during the same period.

Reporting segments

Year ended December 31, 2006 compared to year ended December 31, 2005

The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, 2006, in each case, both in absolute numbers and as a percentage of our group’s total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies’ funding requirements.

	Year ended December 31, 2006		Year ended December 31, 2005
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	614.6	35.7	563.5	36.6
Net sales revenue	2,473.5	46.0	2,261.8	48.8
Operating profit	225.0	49.0	251.0	55.7
Depreciation of property, plant and equipment	125.9	38.1	120.1	38.8
Amortization	0.6	85.7	0.1	50.0
Impairment	13.3	54.3	—	—
Stock option compensation	1.3	32.5	—	—
COP	366.1	44.7	371.2	48.7
Total assets	3,789.4	52.0	3,625.6	53.8
Developing countries
Unit case volume	344.8	20.0	305.9	19.9
Net sales revenue	993.2	18.5	841.1	18.2
Operating profit	71.8	15.6	47.0	10.4
Depreciation of property, plant and equipment	66.1	20.0	68.9	22.2
Amortization	0.1	14.3	0.1	50.0
Impairment	4.1	16.7	0.9	100.0
Stock option compensation	0.7	17.5	—	—
COP	142.8	17.5	116.9	15.4
Total assets	1,426.6	19.6	1,312.4	19.5
Emerging countries
Unit case volume	764.2	44.3	669.7	43.5
Net sales revenue	1,905.5	35.5	1,531.0	33.0
Operating profit	162.3	35.4	152.7	33.9
Depreciation of property, plant and equipment	138.2	41.9	120.7	39.0
Impairment	7.1	29.0	—	—
Stock option compensation	2.0	50.0	—	—
COP	309.6	37.8	273.4	35.9
Total assets	1,987.1	27.3	1,741.9	25.9
Corporate / inter-segment receivables
Total assets	84.5	1.1	54.9	0.8
Total
Unit case volume	1,723.6	100.0	1,539.1	100.0
Net sales revenue	5,372.2	100.0	4,633.9	100.0
Operating profit	459.1	100.0	450.7	100.0
Depreciation of property, plant and equipment	330.2	100.0	309.7	100.0
Amortization	0.7	100.0	0.2	100.0
Impairment	24.5	100.0	0.9	100.0
Stock option compensation	4.0	100.0	—	—
COP	818.5	100.0	761.5	100.0
Total assets	7,287.6	100.0	6,734.8	100.0

Established countries

The following table shows our volume performance for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	2006	2005	Change	Change
	(in millions of unit cases)%
Italy	214.2	180.4	33.8	18.7
Greece	149.4	144.9	4.5	3.1
Austria	85.2	86.8	(1.6)	(1.8)
The Republic of Ireland and Northern Ireland	78.0	75.8	2.2	2.9
Switzerland	75.9	75.6	0.3	0.4
Cyprus	11.9	—	11.9	n/a
	614.6	563.5	51.1	9.1

Sales volume in our established markets was 614.6 million unit cases in 2006, an increase of 9.1% over 2005, predominantly as a result of the acquisitions of Lanitis Bros Limited and Fonti Del Vulture S.r.l. In Italy, volume growth of 15.2% was due to the water acquisition and volume growth of 3.5% due to category share gains of the Italian operation. This strong performance reflects the successful roll-out of our route-to-market initiative across the country, leading to expanded outlet coverage and increased penetration of our full product range. In Greece, new product innovation on our Amita juice brand and the benefit of favorable weather resulted in 3.1% volume growth. The Republic of Ireland and Northern Ireland delivered solid volume growth of 2.9% across all product categories. In Austria and Switzerland, we continued to invest in building our commercial capabilities and our route-to-market initiatives as we create a solid platform for future sustainable volume and profit growth in the mid-term.

Our operations in established markets contributed €366.1 million to our COP for the year 2006, representing a 1.4% decrease compared to 2005. Established countries were particularly affected by the restructuring charges recorded in 2006.

In 2006, we achieved an operating profit of €225.0 million for the established markets compared to an operating profit of €251.0 million in 2005. This is primarily due to the increase in restructuring charges incurred by the established markets. Restructuring costs for 2006 amounted to €83.9 million, reflecting €53.0 of redundancy charges, €6.3 million of accelerated depreciation, impairment charges of property, plant and equipment of €9.4 million and impairment of bottles of €15.1 million. These costs primarily relate to the initiatives to develop a single all-island production facility in Ireland and the rationalization of warehousing and production facilities in Greece and the Republic of Ireland. In 2005, restructuring charges amounted to €19.0 million, reflecting €10.0 of redundancy charges, €7.9 million of accelerated depreciation and €1.1 million of charges in relation to an onerous lease. These costs primarily relate to the initiatives to develop a single all-island production facility in Ireland and the rationalization of warehousing facilities in Austria and the Republic of Ireland.

Developing countries

The following table shows our volume performance for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	2006	2005	Change	Change
	(in millions of unit cases)%
Poland	133.0	118.7	14.3	12.0
Hungary	85.0	74.7	10.3	13.8
Czech Republic	52.2	45.3	6.9	15.2
Croatia	26.6	25.3	1.3	5.1
Baltic countries	24.1	20.1	4.0	19.9
Slovakia	18.9	17.4	1.5	8.6
Slovenia	5.0	4.4	0.6	13.6
	344.8	305.9	38.9	12.7

Sales volume in our developing markets was 344.8 million unit cases in 2006, an increase of 12.7% over 2005. Poland was the key performer in terms of sales volume growth with an increase of 12.0%. Hungary, the Czech Republic and the Baltic countries experienced sales volume increases of 13.8%, 15.2% and 19.9%, respectively. Our ongoing focus on marketplace execution, expanded cooler placement and brand building activities all contributed to category share gains over the year across most product categories and countries. During the year, we launched Nestea Green Tea across most countries and introduced our Burn energy drink in Poland in a new aluminum package which has strong consumer appeal. The water category also grew strongly benefiting from strong marketing support, leading to growth across both the immediate and future consumption channels.

Our operations in developing markets contributed €142.8 million to our COP in 2006, 22.2% above 2005. COP improvement was strong in this segment, driven by strong volume growth, pricing initiatives and product mix benefits resulting from strong growth of our high value core brands. Our key markets of Poland, Hungary and the Czech Republic were the most significant contributors to profit growth over the year.

In 2006, we achieved an operating profit of €71.8 million compared to an operating profit of €47.0 million in 2005.

Emerging countries

The following table shows our volume performance for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	2006	2005	Change	Change
	(in millions of unit cases)%
Russian Federation	263.6	229.4	34.2	14.9
Romania	145.6	123.5	22.1	17.9
Nigeria	142.2	143.6	(1.4)	(1.0)
Ukraine	74.0	60.9	13.1	21.5
Bulgaria	51.3	41.3	10.0	24.2
Serbia and Montenegro	50.7	39.0	11.7	30.0
Belarus	15.9	13.5	2.4	17.8
Bosnia and Herzegovina	13.9	12.5	1.4	11.2
Armenia	4.7	4.2	0.5	11.9
Moldova	2.3	1.8	0.5	27.8
	764.2	669.7	94.5	14.1

Sales volume in our emerging markets was 764.2 million unit cases in 2006, 14.1% above 2005. The Russian Federation achieved strong growth, benefiting from our continued cold drink equipment placements and new product launches. Serbia and Montenegro experienced sales volume increase of 30.0% reflecting our continuous investment in sales force and the political and economic stability. In Romania, Bulgaria and Ukraine, our continued focus on quality market execution resulted in sales volume increases of 17.9%, 24.2% and 21.5%, respectively, across all product categories.

Our operations in emerging markets contributed €309.6 million to our COP in 2006, 13.2% above 2005. The Russian Federation and Romania delivered strong COP growth during 2006, mainly driven by strong sales volume growth across almost all categories, as well as favorable pricing and mix.

In 2006, we achieved an operating profit of €162.3 million compared to an operating profit of €152.7 million in 2005.

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

	Year ended December 31, 2005		Year ended December 31, 2004
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	563.5	36.6	563.5	40.1
Net sales revenue	2,261.8	48.8	2,244.9	53.4
Operating profit	251.0	55.7	245.8	58.3
Depreciation of property, plant and equipment	120.1	38.8	119.1	41.7
Amortization	0.1	50.0	—	—
Impairment of property, plant and equipment	—	—	3.6	100.0
COP	371.2	48.7	368.5	51.8
Total assets	3,625.6	53.8	3,538.6	59.2
Developing countries
Unit case volume	305.9	19.9	268.3	19.1
Net sales revenue	841.1	18.2	732.7	17.4
Operating profit	47.0	10.4	40.6	9.6
Depreciation of property, plant and equipment	68.9	22.2	64.4	22.5
Amortization	0.1	50.0	—	—
Impairment of property, plant and equipment	0.9	100.0	—	—
COP	116.9	15.4	105.0	14.8
Total assets	1,312.4	19.5	1,260.2	21.1
Emerging countries
Unit case volume	669.7	43.5	572.2	40.8
Net sales revenue	1,531.0	33.0	1,224.3	29.2
Operating profit	152.7	33.9	135.4	32.1
Depreciation of property, plant and equipment	120.7	39.0	102.3	35.8
COP	273.4	35.9	237.7	33.4
Total assets	1,741.9	25.9	1,187.9	19.8
Corporate / inter-segment receivables
Total assets	54.9	0.8	(8.1)	(0.1)
Total
Unit case volume	1,539.1	100.0	1,404.0	100.0
Net sales revenue	4,633.9	100.0	4,201.9	100.0
Operating profit	450.7	100.0	421.8	100.0
Depreciation of property, plant and equipment	309.7	100.0	285.8	100.0
Amortization	0.2	100.0	—	—
Impairment of property, plant and equipment	0.9	100.0	3.6	100.0
COP	761.5	100.0	711.2	100.0
Total assets	6,734.8	100.0	5,978.6	100.0

Established countries

The following table shows our volume performance for the year ended December 31, 2005 as compared to the year ended December 31, 2004:

	2005	2004	Change	Change
	(in millions of unit cases)%
Italy	180.4	178.0	2.4	1.3
Greece	144.9	145.8	(0.9)	(0.6)
Austria	86.8	89.7	(2.9)	(3.2)
The Republic of Ireland and Northern Ireland	75.8	72.9	2.9	4.1
Switzerland	75.6	77.1	(1.5)	(1.9)
	563.5	563.5	0.0	0.0

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

Cash flows provided by operating activities

Our cash flows provided by operating activities from the year ended December 31, 2004 to the year ended December 31, 2006 are as follows:

	2006	2005	2004
	(euro in millions)
Net income due to operating activities plus adjustments to reconcile net income to net cash provided by operating activities	652.9	594.3	527.4
Changes in operating assets and liabilities, net of effect of acquisitions	40.2	(49.1)	(37.7)
Net cash provided by operating activities	693.1	545.2	489.7

Our primary source of cash flow is funds generated from operations. In 2006, the increase in net cash provided by operating activities amounted to an additional €147.9 million over 2005. This was not only due to solid business operating results, but also due to a favorable change in the working capital position. In 2005, the increase in net cash provided by operating activities amounted to €55.5 million as compared to 2004. This mainly reflects the solid business operating results, partially offset by increased working capital needs.

Cash flows used in investing activities

Our cash flows used in investing activities from the year ended December 31, 2004 to the year ended December 31, 2006 are as follows:

	2006	2005	2004
	(euro in millions)
Purchases of property, plant and equipment	(560.0)	(427.5)	(360.8)
Proceeds from disposal of property, plant and equipment	37.7	27.4	21.0
Cash payments for acquisitions, net of cash acquired	(78.1)	(196.0)	(3.1)
Proceeds from sale of trademarks	—	9.0	8.6
Return of investment of equity method investees	5.6	—	—
Proceeds from sale of investments	10.0	5.1	6.7
Purchase of investments	(1.7)	(3.1)	(0.5)
Net cash used in investing activities	(586.5)	(585.1)	(328.1)

Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the three years ended December 31, 2006. We focus our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, minimizing the cash outflows and improving our returns on existing assets.

Set forth below are our purchases of property, plant and equipment in our three business segments for the period from the year ended December 31, 2004 to the year ended December 31, 2006. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2006		2005		2004
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	183.5	32.8	107.9	25.2	108.1	30.0
Developing countries	94.1	16.8	77.4	18.1	74.9	20.7
Emerging countries	282.4	50.4	242.2	56.7	177.8	49.3
Total purchases of property, plant and equipment	560.0	100.0	427.5	100.0	360.8	100.0

Purchases of property, plant and equipment for 2006 represented a €132.5 million, or 31.0%, increase over 2005. This increase was primarily due to cold drink equipment placements which continue to support our strategy of building brand equity and driving availability of our more profitable packages through the immediate consumption channel. Additionally, we continue to strategically invest in production equipment and capacity in the fast growing single-serve packages, as well as in new production technologies for non-CSDs. The increase in capital expenditure by €66.7 million in 2005, compared to 2004 reflects our continuous investments in coolers and production equipment.

Cash payments for acquisitions of €78.1 million in 2006 relate to the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l. and Yoppi Kft. Cash payments for acquisitions of €196.0 million in 2005 relate to the acquisition of the Multon Z.A.O. group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited. Cash payment for acquisitions of €3.1 million in 2004 related to Gotalka d.o.o. and the acquisition of a number of minority interests in our subsidiaries. In 2005, we received €6.4 million from The Coca-Cola Company in respect of the sale of the Bankia trademark and a further €2.6 million of proceeds regarding the sale of Olimpija trademarks sold in 2004. In 2004, we received €8.6 million from The Coca-Cola Company in respect of the sale of the Gotalka trademarks. For additional information, see “Major recent transactions” above.

Cash flows provided by (used in) financing activities

Our cash flows provided by (used in) financing activities from the year ended December 31, 2004 to the year ended December 31, 2006 are as follows:

	2006	2005	2004
	(euro in millions)
Proceeds from issuance of debt	696.8	586.9	725.9
Repayments of debt	(662.5)	(373.4)	(854.5)
Support payments from The Coca-Cola Company for cold drink equipment placements	54.8	16.7	6.4
Payments on capital lease obligations	(20.4)	(16.6)	(11.7)
Return of capital to shareholders	—	—	(0.4)
Proceeds from issue of shares	22.5	36.6	19.2
Dividends paid	(76.8)	(75.5)	(52.5)
Net cash provided by (used in) financing activities	14.4	174.7	(167.6)

Issuances and repayments of debt include both short-term and long-term financing activities.

Issuances and repayment of debt in 2006 were primarily under the €2 billion Euro Medium Term Note (EMTN) Program of the Company. The net issuance of debt for the year was €34.3 million. The additional funding was required in order to fund the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l and Yoppi Kft.

Issuances and repayment of debt in 2005 were primarily under the commercial paper program. The net issuance of debt for the year was €213.5 million. The additional funding was required in order to fund the acquisition of the Multon Z.A.O. group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited.

On March 24, 2006, the Company completed, through its wholly owned subsidiary Coca-Cola HBC Finance plc, the issue of a €350.0 million 3-year Euro-denominated floating rate bond. The transaction was executed under the Company’s EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under the Company’s €625.0 million 5.25% Eurobond, which matured on June 27, 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in the year. Contractual interest repricing dates for the bond are the 24th day of March, June, September and December of each year until maturity.

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

In 2006, we received proceeds from the issue of shares of €22.5 million. This followed the resolution by our board of directors on December 20, 2006, to increase the share capital of the company by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to our company’s stock option plan. This was recorded as €0.7 million to issued capital and €21.8 million to additional paid-in capital. For further details on our employee stock option plan, refer to Item 6B, “Directors, Senior Management and Employees—Compensation—Stock Option Plan”.

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

We have paid seventeen consecutive annual dividends to the shareholders of our company, starting in 1991. We paid €72.2 million, €66.7 million and €47.4 million in the years ended December 31, 2006, 2005 and 2004, respectively. You should read Item 3A, “Key Information—Selected Financial Data—Dividend and dividend policy” for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

Our working capital position for the three years ended December 31, was as follows:

	2006	2005	2004
	(euro in millions)
Current assets	1,617.0	1,357.3	1,080.7
Current liabilities	(1,397.7)	(1,528.0)	(960.4)
Working capital	219.3	(170.7)	120.3
Add back: deposit liabilities on returnable containers	100.7	137.1	142.0
Working capital, excluding deposit liabilities	320.0	(33.6)	262.3

Our working capital as at December 31, 2006 increased by €353.6 million over the working capital balance as at December 31, 2005. The main reason for this was the decrease in the net balance of current debt, for the reasons discussed above in “Liquidity and capital resources—Cash flows provided by (used in) financing activities”. The working capital decrease of €295.9 million from December 31, 2004 to December 31, 2005 was primarily due to the increase in the level of current debt held.

We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. Excluding our deposit liabilities for returnable containers held by customers, which amounted to €142.0 million at December 31, 2004, we would have had a positive working capital of €262.3 million at December 31, 2004. As at December 31, 2005, we had a negative working capital of €33.6 million excluding deposit liabilities for returnable containers of €137.1 million. Likewise, as at December 31, 2006, we had a positive working capital of €320.0 million excluding deposit liabilities for returnable containers of €100.7 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Cash and cash equivalents

Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2006		2005		2004
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro or euro equivalent	239.4	82.9	82.2	48.8	13.9	44.4
Cyprus pounds	12.3	4.3	—	—	—	—
Nigerian naira	7.6	2.6	7.1	4.2	3.9	12.4
Romanian leu	7.2	2.5	0.5	0.3	—	—
Swiss franc	3.6	1.3	1.7	1.0	2.2	7.0
Russian rubble	3.2	1.1	2.8	1.7	1.6	5.1
Croatian kuna	3.2	1.1	0.4	0.2	0.6	1.9
Serbian dinnar	2.4	0.8	—	—	0.5	1.6
UK sterling	2.0	0.7	60.9	36.2	3.5	11.2
Bosnia and Herzegovina convertible mark	1.7	0.6	—	—	—	—
US Dollar	1.4	0.5	1.2	0.7	2.0	6.4
Belarusian rouble	1.0	0.3	0.4	0.2	0.3	1.0
Polish zloty	0.6	0.2	11.1	6.6	1.3	4.2
Other	3.1	1.1	0.2	0.1	1.5	4.8
	288.7	100.0	168.5	100.0	31.3	100.0

Our cash and cash equivalents balance at December 31, 2006 was €288.7 million, representing an increase of €120.2 million from the balance at December 31, 2005 and an increase of €257.4 million from the balance as at December 31, 2004. The increase of the cash and cash equivalents balance between 2004 and 2006 was principally the result of our strategy to build cash balances to pre-fund debt maturities as well as expected acquisition activity.

While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure.

Debt—general

Our debt as at December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(euro in millions)
Short-term borrowings	269.3	310.0	76.0
Current portion of long-term debt	—	243.9	—
Current portion of capital lease commitments	33.9	19.8	15.0
Long-term debt, less current portion	1,516.4	1,278.4	1,424.6
Capital lease obligations, less current portion	82.2	50.3	32.5
Total long-term debt, including capital leases	1,632.5	1,592.4	1,472.1
Gross debt, including capital lease obligations	1,901.8	1,902.4	1,548.1
Cash and cash equivalents	(288.7)	(168.5)	(31.3)
Net debt	1,613.1	1,733.9	1,516.8

As at December 31, 2006, 61.6% of our gross debt was denominated in euro and 35.4% in US dollars. This compared to 55.7% in euro and 40.7% in US dollars, as at December 31, 2005, and 53.8% in euro and 43.3% in US dollars, as at December 31, 2004.

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

We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed to floating rate interest rate swaps, and interest rate cap options. As at December 31, 2006, 69% of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps. As at December 31, 2005 and 2004, 80% and 92%, respectively, of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps.

During 2004, we purchased interest rate cap options on floating rate obligations. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in net income. The option premiums are expensed to the statement of income through the option revaluation process. As at December 31, 2006 the options had a maturity of 18 months.

Commercial paper program and committed credit facilities

In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program at December 31, 2006 was €184.0 million and €210.0 million in December 31, 2005.

As at June 15, 2007, we had an outstanding balance of €197.0 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 4.0%.

As of December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions expiring on August 1, 2010. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, the Company has a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion. No amounts have been drawn under the syndicated loan facility.

US debt-shelf program

In December 2003, we registered with the SEC a debt-shelf program amounting to $2.0 billion guaranteed notes that we may issue from time to time through our wholly-owned Dutch finance subsidiary, Coca-Cola HBC Finance B.V. As at June 15, 2007, no amounts had been drawn under the debt-shelf program.

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

The program has been used five times since it was launched in 2001, raising a total of €1,975 million. The first Eurobond issue occurred in June 2001 at an interest rate of 5.25% and raised €625.0 million. The Eurobond had a maturity of June 2006, and has now been repaid in full. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding 5.25% Eurobond that matured in June 2006. On July 12, 2004, the Company finalized a successful tender offer for a further €322.0 million of the outstanding debt on the 5.25% Eurobond which matured in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue at an interest rate of 4.375%. The issue has a term of seven years. Proceeds from that issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million 4.0% Eurobond in December 2004. The remaining €233.0 million outstanding on the 5.25% Eurobond was repaid in June 2006. The repayment of this Eurobond was pre-funded in March 2006, with the issue of €350.0 million of floating rate notes, maturing in March 2009. Part of the proceeds of the €350.0 million Eurobond were used to fund the acquisition of Lanitis Bros Public Limited. This issuance followed the renewal in March 2006 of our euro medium-term note program.

At December 31, 2006, there was €850.0 million of Eurobonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Term
July 2004	€500.0 million	Fixed 4.375%	7 years
March 2006	€350.0 million	Floating (EURIBOR + 0.2%)	3 years

Notes issued in the US market

On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€681.9 million at December 31, 2006 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€378.8 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€303.1 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to affect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, amounted to US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

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

Interest rate risk

Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 15, 2007 have maturities ranging from July 2011 to September 2015. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

We have entered into interest rate swap agreements to convert our €233.0 million (originally €625.0 million) and €500.0 million fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps at December 31, 2006 were €500.0 million, as the interest rate swap of €233.0 million matured in June 2006.

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

A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2006 would increase interest expense on an annual basis by €13.2 million for a 1% increase in rates and would decrease by €17.9 million for a 1% decrease in rates. The effect of a 1% change in market interest rates for 2005 would have changed interest expense by approximately €18.3 million, and for 2004, approximately €15.0 million. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

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

At December 31, 2006 and 2005, we had forward foreign exchange contracts, principally between the euro and the US dollar, Polish zloty, Hungarian forint, Czech koruna, Swiss franc, Croatian kuna and Romanian leu. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €187.3 million as at December 31, 2006, as compared to €145.0 million as at December 31, 2005.

The notional amount of foreign currency option contracts for Polish zloty and Hungarian forint were €27.5 million as at December 31, 2006, as compared to €16.5 million as at December 31, 2005.

During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under “Borrowings and funding sources—Notes issued in the US market”. At December 31, 2006 and 2005 the fair value of the cross currency swaps represented a payable of €122.0 million and €43.3 million, respectively.

Commodity price risk

We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. In 2006, we recorded a loss of €10.3 million in selling, delivery and administrative expenses in respect of sugar futures of which €1.8 million related to futures for 17,000 metric tones of white sugar which were outstanding at December 31, 2006. There was neither a loss nor gain as at December 31, 2005 and there was a gain of €0.5 million as at December 31, 2004.

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

Within the context of treasury operations, the group’s exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that the group is prepared to accept with respect to individual counterparties / countries. In addition, and in relation to derivative financial instruments, prior to the entering into any types of such instruments, the counterparty must have at least one credit rating which is no lower than AA-/Aa3. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution. The extent of the credit risk depends upon the instrument used. The degree of credit exposure associated with each instrument is determined by an Assessed Counterparty Exposure, or ACE. An ACE is a measure of the perceived inherent credit exposure arising from transactions in each instrument or facility. The ACE calculation is based on a fair value of the position, the product maturity and the counterparty’s credit ratings. The total credit exposure to a counterparty or country is recognized as the sum of the ACE for all transactions entered into with that counterparty or country.

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

C.               Research and development, patent and licenses

Not applicable.

D.              Outlook and trend information

During the first quarter of 2007 our sales volume increased by 18.6% against the first quarter of 2006, while our net sales revenue increased by 17.5% over the first quarter of 2006. Our net sales revenue benefited from the strong volume growth, price realization and positive currency impact due to the positive translation effect resulting from the strengthening of the Russian, Romanian, Czech and Polish currencies against the euro. In addition, pricing initiatives and favorable mix improvements, in line with our plans, had a favorable effect. Strong volume growth and selective price realization helped offset raw material cost pressures, leading to gross profit and operating margins remaining stable versus the first quarter of 2006.

Russia, Romania, Bulgaria, Serbia and the key developing countries all contributed significantly to the improved profitability. Cost of goods sold per unit case decreased slightly from €1.93 to €1.91. On May 31, 2007, we announced the completion of the acquisition of 100% of Eurmatik S.r.l., a vending operator in Italy. Eurmatik S.r.l. has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. At this stage, the total consideration for the transaction was €15.8 million with no debt assumed (excluding acquisition costs).

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

F.                Tabular disclosure of contractual obligations

The following table reflects our contractual obligations as at December 31, 2006, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(euro in millions)
Short-term borrowings	269.3	269.3	—	—	—
Long-term debt	1,516.4	—	349.3	498.5	668.6
Estimated interest payments	486.1	74.4	154.9	134.8	122.0
Operating leases	129.1	31.4	52.9	32.5	12.3
Capital leases	116.1	33.9	55.4	17.8	9.0
Capital purchase obligations	167.1	167.1	—	—	—
Other long-term purchase obligations	181.4	64.4	113.2	1.3	2.5
Total	2,865.5	640.5	725.7	684.9	814.4

Refer to note 8 to our consolidated financial statements for further information regarding short-term borrowings and long-term debt.

Long-term debt bears variable interest rate or has been swapped from fixed to variable interest rate through the use of interest rate and cross currency swaps. We calculated estimated interest payments on the basis of estimated interest rates and payment dates based on our determination of the most likely scenarios for each relevant debt instrument. We typically expect to settle such interest payments with cash flows from operating activities and/or short-term borrowings.

Refer to note 16 to our consolidated financial statements for further information regarding operating leases, capital leases, capital purchase obligations, and other long-term purchase obligations.

The above table does not reflect employee benefit obligations. Refer to note 10 to our consolidated financial statements for further information.

The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail above under “Market Risk”.

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

Directors nominated by The Kar-Tess Group and The Coca-Cola Company Entities

Mr. G. A. David, Mr. A. G. David, Mr. A. Leventis and Mr. H. Leventis were nominated by The Kar-Tess Group. Messrs. Cummings and Finan were nominated by The Coca-Cola Company Entities. The Kar-Tess Group and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Mr. G. A. David is the father of Mr. A. G. David and a first cousin of Mr. A. Leventis and Mr. H. Leventis. Mr. A. Leventis and Mr. H. Leventis are brothers.

Directors

Name	Age	Title	Initially Elected
George A. David	70	Chairman of the Board	January 2, 1981
Doros Constantinou	56	Managing Director	August 22, 2003
Kent Atkinson	62	Non-Executive Director	September 6, 2000
Antonio D’Amato	50	Non-Executive Director	January 1, 2002
Alexander B. Cummings	51	Non-Executive Director	September 13, 2006
Anastasis G. David	36	Non-Executive Director	July 27, 2006
Irial Finan	50	Non-Executive Director	October 23, 1997(1)
Anastasios P. Leventis	66	Vice-Chairman of the Board	October 27, 2000
Haralambos K. Leventis	64	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	68	Non-Executive Director	September 6, 2000
Nigel Macdonald	62	Non-Executive Director	June 17, 2005
Samir Toubassy	67	Non-Executive Director	September 6, 2000

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

George A. David

Mr. David graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies owned by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Limited from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for Kar-Tess Holding S.A. investments. Today, he holds a position on the board of directors of Petros Petropoulos AVEE and Titan Cement Company S.A. Mr. David is a trustee of the A.G. Leventis

Foundation, a member of the Institute of Defence and Foreign Policy (ELIAMEP) and the Center for Asia Minor Studies. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with Price Waterhouse where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., one of the leading global manufacturers of commercial refrigerators and packaging products with operations in 16 countries and a listing on the Athens Stock Exchange. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003. He also directly oversees the performance of our Greek and Cypriot operations.

Kent Atkinson

Mr. Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He continued as a non-executive director of that board until April 2003. He began his career in 1964 with the Bank of London in South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson is the senior independent director and chairman of the audit committee and a member of the remuneration and nominations committees of telent plc, a non-executive director and a member of the audit committee and the strategy and M&A committee of Gemalto N.V., a non-executive director and chairman of the audit committee of Standard Life plc and the chairman of Standard Life Bank Limited, a non-executive director and member of the audit committee of Millicom International Cellular S.A., and the chairman of Link Plus Corporation. Mr Atkinson is our senior independent director and the chairman of our audit committee.

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

Alexander B. Cummings

Mr. Cummings is president and chief operating officer of the Africa Group of The Coca-Cola Company and is responsible for The Coca-Cola Company operations in Africa, which encompasses a total of 56 countries and territories across the continent. Born in Liberia, West Africa, Mr. Cummings joined The Coca-Cola Company in 1997 as region manager, Nigeria. In 2000, he was named president of The Coca-Cola Company North and West Africa Division. He is the chairman of the Coca-Cola Africa

Foundation and he serves on the boards of Africare, Clark Atlanta University and the Executive Leadership Council. In addition to our board, Mr. Cummings is also a board member of the following bottling partner entities of The Coca-Cola Company: Coca-Cola Sabco (Pty.) Ltd., Equatorial Coca-Cola Bottling Company and The Coca-Cola Company of Egypt. Mr. Cummings is a member of our human resources committee and social responsibility committee.

Anastassis G. David

Mr. David graduated from Tufts University Massachussets in 1993 and began his career in the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers S.A., focusing on accounting and business finance. From 1998 to date, Mr. David’s principal activity has been as advisor to the Kar-Tess Group on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005, he currently serves as a member of the board of directors of IDEAL Group S.A. and Aegean Airlines S.A. He is also a member of the Advisory Board of Fares Center at Tufts University.

Irial Finan

Mr. Finan is an executive vice president of The Coca-Cola Company and president of bottling investments and supply chain, a position responsible for managing The Coca-Cola Company’s equity investments in bottler operations and overseeing the operations of The Coca-Cola Company-owned bottlers around the world. Mr. Finan joined the Coca-Cola system in 1981 with Coca-Cola Bottlers Ireland, Limited, based in Dublin, where for several years he held a variety of accounting positions. From 1987 until 1990, Mr. Finan served as finance director of Coca-Cola Bottlers Ireland, Limited. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Limited, based in Belfast. He was managing director of Coca-Cola Bottlers in Romania and Bulgaria until late 1994. From 1995 to 1999, he served as managing director of Molino Beverages, and joint managing director of Hellenic Bottling Company with operational responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, the Russian Federation and Nigeria. He was the lead member of the integration team in relation to the acquisition of Coca-Cola Beverages plc. In April 2000, Mr. Finan became one of our three regional directors and was given responsibility for 16 countries. Mr. Finan served from 2001 until 2003 as managing director of Coca-Cola Hellenic Bottling Company S.A. Mr. Finan joined The Coca-Cola Company and was named president of bottling investments in August 2004. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A., Coca-Cola Amatil Limited, and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He is a non-executive director of Alltracel Pharmaceuticals and chairman of their audit committee. He also serves as non-executive director of Co-operation Ireland.

Anastasios P. Leventis CBE OFR

Mr. Leventis has been working in Nigeria for the group of companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of the Commander of the Order of the British Empire in the Queen’s Birthday Honors List of 2004 and was also honored with the award of Order of “Madarski Konnik” by the President of Bulgaria in 2004. He was appointed Officer of Order of the Federal Republic of Nigeria in 2002. Mr. Leventis serves on the councils of several non-profit organizations.

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

Sir Michael Llewellyn-Smith KCVO CMG

Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland from 1991 to 1996 and then British Ambassador to Greece between 1996 and 1999). He is currently a member of the council of London University, vice president of the British School of Athens and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael Llewellyn-Smith is chairman of both our human resources and social responsibility committees.

Nigel Macdonald

Mr. Macdonald worked for 27 years with Ernst & Young before retiring as a partner in 2003. During that time, Mr. Macdonald served as a senior partner in Ernst & Young’s UK practice and served for a time as vice chairman of the accounting and auditing committees of its worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland of which he was the president between 1993 and 1994. He is also an advisor to, and a member of the audit committee of, the International Oil Pollution Compensation Fund, as well as a trustee of the National Maritime Museum and chairman of its remuneration committee and of its audit committee. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK government and, from 1992 until the end of 2004 he was also a member of the Board of the British Standards Institute and chairman of its audit committee. From 1990 until 2006 he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005 he was a member of the UK Compensation Commission, serving on its specialist panels on electricity and water. Mr. Macdonald is a member of our audit committee.

Samir Toubassy

Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980, he joined The Olayan Group as an Executive Vice President responsible for several of its operating companies. He is currently President of Olayan Development Corporation and Group Vice President of The Olayan Group. Mr. Toubassy is a board member of the Olayan Financing Company and The Coca-Cola Bottling Company of Saudi Arabia. He serves on the Board of Trustees of Thunderbird—The Garvin School of International Management. Mr. Toubassy is a member of the Advisory Board for the Churchill Archives Centre, Churchill College, Cambridge University and is also a member of the Dean’s Council, John F. Kennedy School of Government at Harvard University and a member of the Aspen Institute’s Middle East Strategy Group. Mr. Toubassy is a member of our audit committee.

Senior Management

Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	56	Managing Director
Manik (Nik) Jhangiani	41	Chief Financial Officer
John Brady	49	Region Director; Italy, Republic of Ireland, Northern Ireland, Russian Federation, Belarus, Ukraine and Armenia
Richard Smyth	49	Region Director; Austria, Poland, Hungary, Czech Republic, Slovakia and Slovenia
Pericles Venieris	49	Region Director; Switzerland, Croatia, Serbia, Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Nigeria
Alexis Sacre	56	Region Director; Estonia, Latvia, Lithuania, Bulgaria, Romania and Moldova
Jan Gustavsson	41	General Counsel and Company Secretary
Bernard P. Kunerth	52	Human Resources Director
Kleon Giavassoglou	55	Director of Supply Chain Services
Dimitris Lois	46	Executive Advisor to Managing Director

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

John Brady

Mr. Brady joined the Coca-Cola system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for The Coca-Cola Company and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became region director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of Coca-Cola Hellenic Bottling Company S.A. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers’ Sales and Services Company. In January 2006, Mr. Brady returned to Coca-Cola Hellenic Bottling Company S.A. as region director responsible for Italy, the Republic of Ireland, Northern Ireland, Russian Federation, Belarus, Ukraine and Armenia.

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

Bernard P. Kunerth

Prior to joining the Coca-Cola system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache, and Henkel in France. From 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He became group human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004.

Kleon Giavassoglou

Prior to joining the Coca-Cola system, Dr. Giavassoglou worked as an assistant professor at the University of Patras and as a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. Dr. Giavassoglou commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of our operations in Northern Greece. In 1995, he was appointed technical operations manager of our Greek operations and in 1998 technical director of Hellenic Bottling Company S.A. In 2000, Dr. Giavassoglou became regional technical and engineering director of Coca-Cola Hellenic Bottling Company S.A. and in February 2004, supply chain services director.

Dimitris Lois

Mr. Lois joined Coca-Cola Hellenic Bottling Company in June 2007 as executive advisor to the managing director. Prior to his appointment, he served as managing director of Frigoglass S.A. He joined Frigoglass S.A. in 1997, as the general manager of the STIND S.A. glass plant in Bulgaria, later becoming country manager for Bulgaria. In 2000, he was appointed commercial refrigeration director, and in 2001, following Frigoglass S.A.’s acquisition of the Norcool Group and Husky, he was appointed director of the newly created cool division. He was appointed managing director in August 2003. Mr. Lois started his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including the position of business development manager. Mr. Lois holds degrees in Chemical Engineering from the Illinois Institute of Technology (BSc.) and North Eastern University (MSc.).

Mr. Constantinou, Mr. Venieris, Dr. Giavassoglou and Mr. Lois are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

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

Compensation and pension benefits of directors and senior management

The total remuneration paid to or accrued for our directors and senior management team, including stock option grants, during 2006 amounted to €11.2 million. Pension and post-employment benefits for directors and for our senior management team during 2006 amounted to €0.7 million. Members of our senior management team either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

We operate a management incentive plan for all our managers. In 2006, the individual incentive was based on annual business performance against targets in volume, COP and economic profit, as well as individual accomplishments against annual objectives. For purposes of compensation plans we define economic profit as adjusted operating profit minus our cost of capital. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, less income tax expense and the “tax shield” as defined in Item 5, “Operating and Financial Review and Prospects—Key Financial Results”. Individual objectives are set by senior management so as to be demanding but achievable. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €25.4 million to eligible employees under the plan based on individual and business unit performance for 2006.

Long-term incentive plans

All senior management, excluding our executive team, participate in our long-term incentive plans. We adopted these cash-based plans for implementation in 2003 as a replacement of the stock option plans for middle ranking employees. The plans cover three-year periods and incentive payouts for the 2004-2006 plan was based on economic profit performance against three-year objectives. For purposes of compensation plans we define economic profit as adjusted operating profit minus cost of capital . Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, less income tax expense and the “tax shield” as defined in Item 5, “Operating and Financial Review and Prospects—Key Financial Results”. The target payout from the plan is determined for each individual based on their seniority, performance and potential. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this plan will have a greater motivational impact on the participating employees because they can more directly link their efforts to the performance of their specific business unit than under the stock option plan. We paid a total of approximately €6 million to eligible employees under the 2004-2006 plan based on business unit performance measured in terms of economic profit.

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

The following table summarizes information about options outstanding as at December 31, 2006.

	Exercise Price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€23.32	fully vested	—	—	—	07.11.2008	233,218
Sub Plan 2	20.97	fully vested	—	—	—	09.29.2008	631
Sub Plan 3	17.06	fully vested	—	—	—	12.08.2009	180,848
Sub Plan 4	14.68	fully vested	—	—	—	12.12.2010	472,218
Sub Plan 6	14.53	fully vested	—	—	—	12.12.2011	220,810
2003A Stock Option Plan	12.95	fully vested	—	—	—	12.10.2012	28,500
2003-2004 Stock Option Plan/2003 Grant	16.76	fully vested	—	—	—	12.14.2013	99,334
2003-2004 Stock Option Plan/2004 Grant	18.63	two-thirds	12.03.2007	—	—	12.02.2014	354,791
2005-2009 Plan/2005 Grant	23.30	one-third	12.02.2007	12.02.2008	—	12.01.2015	762,868
2005-2009 Plan/2006A Grant	24.85	none	03.21.2007	03.21.2008	03.21.2009	03.20.2016	50,000
2005-2009 Plan/2006B Grant	23.02	none	06.23.2007	06.23.2008	06.23.2009	06.22.2016	30,000
2005-2009 Plan/2006 Grant	28.06	none	12.13.2007	12.13.2008	12.13.2009	12.12.2016	1,010,800
Total							3,444,018

A summary of stock option activity under all plans in 2006 is as follows:

	Number of stock options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
			(years)	(in millions)
Outstanding at January 1, 2006	3,847,059	€18.19
Granted	1,090,800	27.77
Exercised	(1,375,914)	16.45
Forfeited	(117,927)	19.07
Outstanding at December 31, 2006	3,444,018	€21.89	7.3	€26.6
Exercisable at December 31, 2006	1,619,745	€17.27	5.1	€18.9

Compensation expense recorded for the year ended December 31, 2006 for all stock options was €4.0 million and out of this amount €2.1 million was related to stock options vested in 2006.

At the annual general meeting of June 17, 2005, our shareholders adopted a plan covering the period from 2005 to 2009 to grant stock options for a maximum of 4,950,000 ordinary shares to our executives subject to approval of the board of directors. During 2006, the board of directors approved the grant of 1,090,800 stock options under this authorization, at a weighted average exercise price of €27.77, representing approximately 0.4% of our outstanding share capital as of December 31, 2006. The senior management team and our managing director received an aggregate of 650,000 stock options under this grant for their recent performance.

Under Greek law, ordinary shares may be issued pursuant to a stock option plan only during the month of December. As a result, the terms of our stock option plan provide that any option must be exercised no later than December 17 in any given year for the ordinary shares to be issued in the same year. Eligible employees who leave our company for another company of the Coca-Cola system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum experience of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the general rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the month of December following the first anniversary of the termination. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, if his employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

You should read note 20 to our consolidated financial statements for additional information on our stock option plans.

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

The following table summarizes information on stock appreciation rights outstanding on December 31, 2006.

	Exercise price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	End of exercise period	Number of SARs outstanding
Phantom Option Plan
1998A	€23.32	fully vested	—	—	07.11.2008	111,339
1999	17.06	fully vested	—	—	12.08.2009	80,035
2000	14.68	fully vested	—	—	12.12.2010	44,900
2001	14.53	fully vested	—	—	12.12.2011	23,700
2003	16.76	fully vested	—	—	12.14.2013	4,000
2004	18.63	two-thirds	12.03.2007	—	12.02.2014	10,000
2005	23.30	one-third	12.02.2007	12.02.2008	12.01.2015	11,000
Total						284,974

A summary of stock appreciation rights activity under all plans in 2006 is as follows:

	Number of SARs	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
				(in millions)
Outstanding at January 1, 2006	531,482	€18.37
Exercised	(218,239)	16.86
Forfeited	(28,269)	21.54
Outstanding at December 31, 2006	284,974	€19.21	3.2	€3.0
Exercisable at December 31, 2006	274,306	€19.08	3.0	€2.9

As at December 31, 2006, there was €0.04 million of total unrecognized compensation cost related to stock appreciation rights, which is expected to be recognized over a weighted average period of 1.27 years. Total liability paid during 2006 in respect of the exercise of stock appreciation rights was €2.0 million compared to €0.7 million in 2005 and €1.1 million in 2004.

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

Forfeited shares (i) do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over 12 months and the unamortized deferred compensation is reflected in shareholders’ equity. The expense for 2006, 2005 and 2004 totaled €3.0 million, €2.2 million and €2.1 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held in the plan are treated as outstanding for purposes of determining earnings per share. In 2006, the fair value of unvested shares held by the trust was €2.3 million compared to €1.5 million in 2005 and the number of unvested shares was 76,280 in 2006 compared to 58,851 in 2005.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

Employees of our subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland, Romania, Slovenia and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees’ actuarially determined service period.

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

Jubilee plans

We provide long service benefits in the form of jubilee plans to our employees in Austria, Nigeria, Croatia, Slovenia and Poland. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

Defined contribution plans

We also sponsor defined contribution plans covering employees at five of our subsidiaries. Our contributions to these plans were €7.0 million in 2006, €6.3 million in 2005 and €6.5 million in 2004.

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

Committees of the board of directors

Human resources committee

The human resources committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Alexander Cummings and Mr. George A. David. The chairman of the human resources committee is appointed by the board. The committee meets at least four times a year. The managing director and the human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

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

Audit committee

The audit committee comprises Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Samir Toubassy. The chairman of the audit committee is appointed by the board. Our general counsel and company secretary is also the secretary of the audit committee. The committee meets at least four times a year. Our chief financial officer, as well as our external auditors and the head of our internal audit team, normally attend all meetings of the audit committee. The committee also meets separately with our external auditors at least once a year. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The committee operates under written terms of reference and its duties include:

•       making recommendations to our shareholders in relation to the appointment, selection and termination of our external auditors and approving the remuneration and terms of engagement of our external auditors.

•       discussing with the external auditors before the audit commences the nature and scope of the audit.

•       reviewing our annual financial statements before submission to the board, focusing particularly on any changes in accounting policies and practices, major decision areas, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and compliance with any applicable stock exchange and legal requirements.

•       discussing issues arising from the interim reviews and annual audits and any matters the external auditors may wish to discuss.

•       reviewing the internal audit program, receiving summaries of internal audit investigations and considering the responses of the internal audit department to any reports or communications submitted by the external auditors.

•       reviewing the effectiveness of corporate governance and internal control systems and, in particular, the external auditor’s management letter and management’s response.

•       reviewing and recommending approval to the board of our code of business conduct, as well as our treasury policy and chart of authority, which provide the control framework for all transactions.

•       administering and enforcing, in conjunction with the board of directors, our code of ethics for senior executives and directors.

•       establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters.

•       considering any other matters, as appropriate.

The audit committee is also responsible for the oversight and monitoring of our compliance with Sarbanes-Oxley Act, Section 404, regarding internal control over financial reporting.

Social responsibility committee

The social responsibility committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr. Alexander Cummings and Mr. George A. David. The social responsibility committee takes responsibility for the development and supervision of procedures and systems to ensure the pursuit of our citizenship and environmental goals. The committee’s written terms of reference cover the following areas:

•       establishing principles governing corporate social responsibility and environmental policies.

•       ensuring transparency and openness at all levels in our business conduct in the context of our pursuit of our corporate social responsibility and environmental goals.

•       establishing an operating council responsible for developing and implementing policies and strategies to achieve our citizenship and environmental goals and ensuring group-wide capabilities to execute such policies and strategies.

•       ensuring and overseeing the communication of our status and progress in the implementation of policies, strategies, regulatory compliance and engagement with all stakeholders.

•       considering other topics as appropriate.

Corporate governance

As part of our company’s commitment to best practice in corporate governance matters, we have implemented a number of measures to enhance internal control and risk management within our company.

Internal audit

Our internal audit department reports to the audit committee, which reviews and approves the internal audit work program for each year. The internal audit department comprises 18 full-time internal staff covering a range of disciplines and business expertise. Its objective is to provide assurance to the board of directors on internal controls across the group. For this purpose, the head of the internal audit department makes regular presentations to the audit committee.

The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to the company, determined by using a risk management approach to audit planning. Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A summary report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with the relevant regional and country managers, as well as the group’s chief financial officer, general counsel and corporate controller receive a copy of issued reports.

Disclosure committee

A disclosure committee has been established and disclosure controls and procedures were adopted to ensure the accuracy and completeness of the company’s public disclosures. The disclosure committee comprises the company’s chief financial officer, general counsel, corporate controller and director of investor relations.

The identification and management of risk

The company has in place a risk management function for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, business processes, and the information available for business decisions. The risk identification and assessment process has been incorporated as part of the company’s annual business plan process since 2001. This covers all countries and involves senior management of the company and of each business unit. The process enables a regular review to take place by management of the risks associated with the business and the plans to address them. It consists of four stages:

•       pre-business plan workshop in risk assessment at country and group level involving all senior management.

•       alignment of key identified business risks with specific business plan activities during business plan preparation.

•       post-business plan country and group level review of the effectiveness of risk management action plans.

•       regular audit of progress in management of key risks.

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

Certain differences between our practices and the corporate governance listing standards of the New York Stock Exchange

Greek corporate law and our corporate practices differ in certain respects from the corporate governance listing standards of the New York Stock Exchange. In particular, these standards require US companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members. Based on the shareholders’ agreement (described in detail below under Item 7, “Major Shareholders and Related Party Transactions”) between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by The Kar-Tess Group and two are designated by The Coca-Cola Company. We have also appointed five directors that our board has determined to be independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D’Amato, Mr. Samir Toubassy and Mr. Nigel Macdonald. Our human resources committee, which fulfils certain duties of the nominating/corporate governance committee and the compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. Alexander Cummings and Mr. George A. David. Our human resources committee does not have sole authority to determine our managing director’s compensation.

We are continually reviewing our corporate governance standards and procedures in light of the relevant debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.   Employees

Employees

The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2006, 2005 and 2004.

	Average number of employees in(1)
	2006	2005	2004
By Activity
Production and Warehousing	14,975	14,549	14,148
Sales and Marketing	15,726	15,319	14,077
Administration	4,871	4,868	4,904
Distribution	5,035	4,484	4,538
Total	40,607	39,220	37,667
By Segment
Established Countries	9,530	8,653	8,871
Developing Countries	7,091	7,387	6,904
Emerging Countries	23,986	23,180	21,892
Total	40,607	39,220	37,667

(1)          In addition to the information presented in the table above, we consider the 501 employees of Brewinvest S.A.’s CSD business, a joint venture in which we own 50%, to be our employees. We also consider the 1,485 and the 349 of the employees of the Multon Z.A.O. group and Fresh & Co, respectively, joint ventures in which we own 50%, to be our employees. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, on an annual basis we employ in excess of 3,700 seasonal employees.

Approximately 30% of our employees were members of the 36 independent trade unions operating in our business as of December 31, 2006. Trade union participation varies within our unionized countries, for example, in Nigeria over 80% of our nearly 6,800 permanent employees are union members. Part of our workforce in Austria, Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland,

Italy, the Russian Federation, Slovenia, Serbia and Montenegro are also unionized. A further 57% of Coca-Cola HBC employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace.

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

In 2004, political strikes against governmental increases in fuel prices organized by the food and drinks industrial unions in Nigeria resulted in a 15 day disruption to our plants there. In the first half of 2006 local restructuring programs resulted in industrial unrest in Greece and Croatia. In February 2006, an occupation of two warehouses and a plant in Croatia by a minority of employees ended after ten days when it was ruled to be illegal by the courts. Continuity of supply was not disrupted and our planned changes were implemented. In Greece, a restructuring program announced in January 2006 led to protests which included sporadic stoppages of short duration. The program was finalized in March 2006. There were no other major business disruptions resulting from strikes or other industrial relations matters in the past five years.

The Coca-Cola HBC European Works Council, “EWC”, was established in 2002 under the European Works Council Directive 94/45/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007 our EWC will be enlarged to include representatives from the most recently admitted members of the EU, Bulgaria and Romania as well as Cyprus which became one of our territories in 2006. Our EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for consultation on transnational matters affecting more than one of our countries in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions.

The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. In 2004, we adopted a new Occupational Health and Safety Policy and launched a three-year group-wide initiative to introduce the Occupational Health and Safety Assessment Series, or “OHSAS”, 18000 across all territories. The new health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations.

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

Our principal shareholders are Boval S.A. and Kar-Tess Holding S.A. (both of which are Luxembourg companies and which together comprise The Kar-Tess Group), jointly holding approximately 29.7% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.4% of our outstanding ordinary shares. Four members of our board of directors, Mr. G. A. David, Mr. A. G. David, Mr. A. Leventis and Mr. H. Leventis, were nominated by The Kar-Tess Group and elected in accordance with the provisions of a shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read “The shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities” for a more detailed description of the shareholders’ agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. G. A. David, Mr. A. G. David, Mr. A. Leventis and Mr. H. Leventis may be deemed, under the rules of the US Securities and Exchange Commission, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership.

The Coca-Cola Company holds its shares through five companies that are parties to the shareholders’ agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Messrs. Cummings and Finan were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

In addition, by reason of the shareholders’ agreement between The Kar-Tess Group and The Coca-Cola Company Entities, The Kar-Tess Group and The Coca-Cola Company may be deemed to constitute a “group” pursuant to the rules of the US Securities and Exchange Commission, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. G. A. David, Mr. A. G. David, Mr. A. Leventis and Mr. H. Leventis, Kar-Tess Holding, Boval S.A. and Socomex S.A., The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at June 20, 2007.

(1)          Collectively, The Kar-Tess Group.

(2)          The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 20, 2007.

Name	Percentage of ordinary shares % As at June 20, 2007	Number of ordinary shares As at June 20, 2007
The Kar-Tess Group(1)(2)
Kar-Tess Holding S.A.(1)(2)	23.5	56,978,932
Boval S.A.	6.2	14,869,250
	29.7	71,848,182
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(3)	12.4	30,001,980
Atlantic Industries(3)	7.9	19,182,913
Other shareholders related to The Coca-Cola Company(3)	3.1	7,556,493
	23.4	56,741,386
The Olayan Group
Competrol Establishment	5.0	12,105,263

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

Key bottler of The Coca-Cola Company

We are one of the world’s largest bottlers of The Coca-Cola Company’s products, and we believe that we have strategic importance within the Coca-Cola system. As one of The Coca-Cola Company’s key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2006, the products of The Coca-Cola Company accounted for approximately 93% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company’s objectives and The Coca-Cola Company shares this view.

Bottlers’ agreements

The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottlers’ agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottlers’ agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company’s trademarked beverages. All the bottlers’ agreements entered into by The Coca-Cola Company and ourselves with respect to our non-European Union markets are in the form of The Coca-Cola Company’s standard international bottlers’ agreements. The bottlers’ agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company’s standard European Union bottlers’ agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottlers’ agreements between us and The Coca-Cola Company covering the 26 countries in which we operated at that time, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements cover our developing countries that entered the European Union on May 1, 2004. These are in the form of European Union International Bottlers’ Agreements. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottlers’ agreements for countries entering the European Union on May 1, 2004 in compliance with European Union rules of competition until such time as negotiations for new bottlers’ agreements have been completed and new agreements have been entered into. Any provisions in the existing bottlers’ agreements which were not in compliance with the European Union rules of competition were waived. In all other respects the provisions of these bottlers’ agreements remain in full force and effect.

On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers’ agreements substantially similar to the standard European Union bottlers’ agreement and in Greece, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers’ agreements substantially similar to the standard international bottlers’ agreement of The Coca-Cola Company, except that the bottlers’ agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottlers’ agreements (for countries outside the European Economic Area)

Exclusivity.   Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottlers’ agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottlers’ agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating company’s territories and, in such instances, our operating companies agree not to oppose any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company’s prior consent.

Supply of concentrate.   Our international bottlers’ agreements require us to purchase all our requirements of concentrate for beverages of The Coca-Cola Company from The Coca-Cola Company and its authorized suppliers. The Coca-Cola Company sells concentrate to us at prices that The Coca-Cola Company determines on an annual basis in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country.

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

Pricing.   Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottlers’ agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company’s right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

Assignment/Change of control.   Each operating company is prohibited from assigning, transferring or pledging its bottlers’ agreement with The Coca-Cola Company, or any interest in it, whether voluntarily or involuntarily, without the consent of The Coca-Cola Company. In addition, our operating company may not undergo a change of control without the consent of The Coca-Cola Company.

Term.   The international bottlers’ agreements expire in 2013. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2023 may be granted in The Coca-Cola Company’s sole discretion.

Termination.   Either party to an international bottlers’ agreement may, with 60 days’ written notice to the other party, terminate the bottlers’ agreement in the event of non-compliance of the other party with its terms so long as the party in non-compliance has not cured such noncompliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

In addition, The Coca-Cola Company may terminate an international bottlers’ agreement with any of our operating companies immediately by written notice to our operating company in the event that:

•       the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company.

•       the operating company transfers control, assigns the bottlers’ agreement, delegates performance under the agreement or fails to report to The Coca-Cola Company material changes in its ownership.

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

Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage “Coca-Cola”, it must so notify The Coca-Cola Company in writing within 30 days of receipt of The Coca-Cola Company’s new prices, in which case the bottlers’ agreement in relation to concentrate for the beverage “Coca-Cola” will terminate automatically 3 months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage “Coca-Cola”, The Coca-Cola Company may at its option cancel the bottlers’ agreement in relation to such concentrate or terminate the entire agreement, in each case with three months’ written notice.

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

European Union bottlers’ agreements

Exclusivity.   Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute the products of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form not specified in the bottlers’ agreement within the relevant territory. The Coca-Cola Company also retains the right to produce, or authorize third parties to produce in the territory of the operating company, the products covered by the agreement for sale outside that territory. The European Union bottlers’ agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company’s territories. In such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our operating companies also agree not to oppose any measures taken by The Coca-Cola Company in compliance with the competition rules of the European Economic Area.

Supply of concentrate.   The provisions of the European Union bottlers’ agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers’ agreements described above.

Packaging of the products of The Coca-Cola Company.   The provisions of the European Union bottlers’ agreements relating to the packaging of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottlers’ agreement described above.

Other conditions.   The European Union bottlers’ agreements contain substantially similar conditions to the conditions of the international bottlers’ agreements described above.

Trans-shipping.   Our operating companies are prohibited from making sales of The Coca-Cola Company’s beverages outside their prescribed territories, or to anyone intending to resell these beverages outside those territories, without the consent of The Coca-Cola Company, except for sales arising out of an unsolicited order from a customer in another Member State of the European Economic Area or sales to a customer intending to export to another such Member State. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler’s territory in violation of the bottlers’ agreement or even cancel the license for the type of containers found in the other bottler’s territory.

Pricing.   Our operating companies set the price of products sold to retailers in their discretion.

Assignment/Change of control.   The assignment and change of control provisions of the European bottlers’ agreement are substantially similar to the assignment provisions of the international bottlers’ agreements described above.

Term.   The European Union bottlers’ agreements expire in 2013, unless terminated earlier as provided in the agreements. If our operating companies have complied fully with the agreements during the initial term, are “capable of the continued promotion, development and exploitation of the full potential of the business” and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of The Coca-Cola Company. The bottlers’ agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the renewal of such agreement.

Termination.   The termination provisions of the European Union bottlers’ agreements are substantially similar to the termination provisions of the international bottlers’ agreements described above, except that the European Union bottlers’ agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers’ agreements, such as the restriction on the production of beverages other than beverages of The Coca-Cola Company.

Purchase of concentrate, other raw materials and finished goods

Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2006 amounted to

€1,049.3 million as compared to €905.5 million in 2005 and €857.7 in 2004. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €87.6 million in 2006, as compared to €89.4 million in 2005 and €49.7 million in 2004. In 2006, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm’s length basis amounting to €73.0 million compared to €44.2 million in 2005 and €27.8 million in 2004. As of December 31, 2006, we owed €6.5 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €1.4 million. This compared with €2.4 million owed to Beverage Partners Worldwide and €0.4 million owed by Beverage Partners Worldwide to us, as at December 31, 2005.

Marketing and promotional support

The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €50.4 million, €39.8 million and €47.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2006, such contributions totaled €29.9 million as compared to €17.6 million in 2005 and €21.1 million in 2004. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2006, these contributions amounted to €20.5 million compared to €22.2 million in 2005 and €25.9 million in 2004. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments totaled €83.3 million in 2006 as compared to €26.6 million in 2005 and €15.0 million in 2004. Payments received are deferred and amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

Recent acquisitions with The Coca-Cola Company

We and The Coca-Cola Company are jointly pursuing the development or acquisition of mineral water and juice opportunities with view toward expanding our presence in the water and juice segments. As part of this strategy, we have a common understanding with The Coca-Cola Company with respect to water acquisitions, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis. In relation to juice acquisitions, we each own

50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which we account for as joint ventures.

In 2006, we jointly acquired with The Coca-Cola Company Fresh & Co., a Serbian juice producer. In 2006, we also jointly acquired with The Coca-Cola Company Fonti del Vulture S.r.l., an Italian mineral water company. In 2005, we jointly acquired with The Coca-Cola Company the Multon Z.A.O. group, a Russian juice manufacturer and Vlasinka d.o.o., a Serbian mineral water company. In 2005, we also acquired Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company. We subsequently sold the Bankia trademark to The Coca-Cola Company. For additional information on these acquisitions, see Item 5 “Operating and Financial Review and Prospects—Major recent transactions.”

Amounts payable to and receivable from The Coca-Cola Company

At December 31, 2006, The Coca-Cola Company owed us €65.9 million, as compared to €68.6 million as at December 31, 2005, and €45.1 million as at December 31, 2004. We owed The Coca-Cola Company a total of €110.8 million compared to €92.0 million and €69.3 million as at December 31, 2006, 2005 and 2004, respectively.

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

Other income primarily comprises rent, facility and other costs of €2.0 million in 2006 compared to €2.1 million in 2005 and €1.7 million in 2004 and a toll-filling relationship in Poland of €15.6 million in 2006 compared to €11.4 million in 2005 (there was no such income in 2004). Other expenses in 2006 relate to facility costs charged by The Coca-Cola Company, a toll-filling relationship and shared costs. These other expenses amounted to €4.0 million in 2006, €1.4 million in 2005 and €4.2 million in 2004. Other than with respect to toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

During 2006, we sold €16.6 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €11.8 million for 2005 and €8.4 million for 2004. We purchased €0.8 million of fixed assets from The Coca-Cola Company for the year ended December 31, 2004. No fixed assets were purchased in the years ended December 31, 2006 or 2005.

All transactions with The Coca-Cola Company are conducted on an arm’s length basis.

Other Coca-Cola Bottlers

In 2006, we purchased €2.5 million of finished goods compared to €0.8 million in 2005 and €1.6 million in 2004, and incurred expenses of €1.6 million in 2006 (no expenses were incurred in either 2005 or 2004) to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2006, we owed to such bottlers €0.4 million compared to €0.2 million as at December 31, 2005. As at December 31, 2006, these bottlers owed to us €0.4 million (there were no outstanding balances as at December 31, 2005).

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

In 2006, we made purchases from Frigoglass S.A. totaling €209.4 million compared to €143.8 million in 2005 and €165.1 million in 2004. In 2006, we purchased from Frigoglass S.A. €33.7 million of raw and packaging materials and €175.7 million of coolers and other cold drink equipment and spare parts. This compares with €55.8 million and €88.0 million, respectively, in 2005 and €66.3 million and €98.8 million, respectively, in 2004. As at December 31, 2006, we owed a net balance of €14.7 million to Frigoglass S.A. in connection with the supply agreement, compared to €6.1 million as at December 31, 2005. All transactions with Frigoglass S.A. are conducted on an arm’s length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 16.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2006, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €18.5 million. This compares to €9.9 million for 2005 and €6.8 million for 2004. In 2006, we incurred rental expenses of €0.2 million, compared to rental expenses of €1.1 million and €0.9 for 2005 and 2004, respectively. At December 31, 2006, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €2.0 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.1 million to us, compared to €2.2 million and €0.2 million, respectively, as at December 31, 2005.

Plias S.A.

Plias S.A. is related to us by way of some common shareholdings. In 2006 and 2005, we made no sales of finished goods to Plias S.A. and its subsidiaries, compared with sales of €3.8 million in 2004. During 2006, we made no purchases of finished goods and fixed assets from Plias S.A., compared to €0.8 million in 2005. There were no such purchases in 2004. At December 31, 2006, there were no receivables from and payables to Plias S.A. and its subsidiaries, compared to a net receivable of €0.7 million as at December 31, 2005.

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

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

The Kar-Tess Group and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm’s length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company’s group as set forth in The Coca-Cola Company’s bottlers’ agreements with us.

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

ITEM 8                   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

You should read Item 18 “Financial Statements.”

Legal proceedings

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on us of approximately €2.9 million for certain discount and rebate practices and required changes to our commercial practices with respect to placing coolers in certain locations and lending them free of charge.

On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that we provide information on our commercial practices as a result of a complaint by certain third parties regarding our compliance with the decision of January 25, 2002. On October 7, 2005, we were served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that we failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total penalty of €8.7 million. On August 31, 2006, we deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case. We believe that we have substantial legal and factual defenses to the Authority’s decision.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

Our Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees for 2005. This Ordinance was subsequently amended. As a result of this amendment, we believe that our Bulgarian subsidiaries have no further liabilities for waste recovery fees for 2005.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which we import concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. We still have several cases outstanding before the Romanian customs authorities and courts. While we have won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against us in two cases. We believe that we have legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If we were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. We have made a provision for €2.7 million of this amount, relating to the cases that we have lost before the Romanian Supreme Court.

In March 2002, the Lagos State Government applied to the High Court of the State of Lagos for an injunction against Nigerian Bottling Company plc, or NBC, our operating subsidiary in Nigeria, seeking payment from NBC of €1.3 million in arrears of sales tax for the period from January to May 2001, inclusive of a 5% penalty for alleged late payment. The initial hearing of this case was held on April 16, 2003. The case continues. In July 2001, the Manufacturers Association of Nigeria, or the MAN, on behalf of its members separately challenged the constitutionality of the law, which introduced the sales tax in 2000 before the High Court of the State of Lagos. In November, 2003, the High Court of the State of Lagos ruled in favor of the Lagos State Government, denying relief, in part, by declaring the Lagos Sales Tax Law valid only in respect of intra-state trade while the federal VAT Law was declared valid only for inter-state trade. The MAN has appealed the ruling of the High Court of the State of Lagos to the Federal Court of Appeal. We are a member of the MAN. If the outcome of these proceedings is unfavorable to us, other Nigerian states may decide to impose a similar sales tax on sales of our products. No hearing has commenced yet in respect of the appeal.

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

	euro per ordinary share
	High	Low
Calendar Year
2002	17.50	13.16
2003	18.34	11.36
2004	22.74	16.96
2005	25.48	17.68
2006	30.00	22.30
2007 (through June 15, 2007)	34.40	27.90
Financial Quarter
2004
First Quarter	21.18	16.96
Second Quarter	22.74	19.20
Third Quarter	20.50	17.34
Fourth Quarter	18.92	17.04
2005
First Quarter	20.54	17.68
Second Quarter	23.28	20.20
Third Quarter	25.46	22.68
Fourth Quarter	25.48	22.12
2006
First Quarter	25.82	23.86
Second Quarter	27.56	22.30
Third Quarter	27.18	22.90
Fourth Quarter	30.00	25.34
2007
First Quarter	32.20	27.90
Second Quarter (through June 15, 2007)	34.40	30.18
Month
December 2006	30.00	27.50
January 2007	31.28	29.00
February 2007	32.20	28.88
March 2007	32.00	27.90
April 2007	33.40	30.18
May 2007	34.40	32.20
June 2007 (through June 15, 2007)	34.20	32.30

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

Our market capitalization as at June 15, 2007, was approximately €8.1 billion.

The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States.

	dollars per ADS
	High	Low
Calendar Year
2002 (from October 10, 2002)	16.30	13.50
2003	21.15	13.30
2004	28.09	21.05
2005	31.55	23.10
2006	39.98	28.33
2007 (through June 15, 2007)	46.49	37.66
Financial Quarter
2004
First Quarter	27.63	21.40
Second Quarter	28.09	23.58
Third Quarter	25.40	21.05
Fourth Quarter	25.77	21.43
2005
First Quarter	27.11	23.10
Second Quarter	28.55	26.06
Third Quarter	31.55	27.29
Fourth Quarter	29.86	26.01
2006
First Quarter	31.41	28.95
Second Quarter	33.29	28.33
Third Quarter	34.34	29.65
Fourth Quarter	39.98	32.40
2007
First Quarter	42.64	37.66
Second Quarter (through June 15, 2007)	46.49	40.58
Month
December 2006	39.98	36.98
January 2007	41.15	37.83
February 2007	41.98	38.30
March 2007	42.64	37.66
April 2007	45.40	40.58
May 2007	46.48	43.57
June 2007 (through June 15, 2007)	46.49	43.92

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

As at December 2006, and based exclusively on external research performed by Thomson Financial’s IR Channel, there were 60 holders of our ordinary shares in the United States holding an aggregate of 19,197,567 ordinary shares, or approximately 7.9% of our current total outstanding share capital. In addition, 56,741,386 ordinary shares, or 23.4%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in December 2006, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

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

As at April 20, 2007, 90 companies had shares classified in the Big Cap category of the ATHEX, 172 companies had shares classified in the Small and Mid Cap category, 16 companies had shares classified in the Special Stock Exchange Characteristics Category and 19 companies had shares classified in the Under Surveillance Category. The Big Cap Category consists of those companies that have a market capitalization of more than €100 million, free float more than 20% and that meet certain annual liquidity criteria. The annual liquidity limit stands at 15%, however certain exceptions may apply and the limit may be reduced to 10%. Also in this category the companies that participate need to meet all of the following criteria of financial performance: shareholders equity of no less than €15 million, cumulative 3 year EBITDA of no less than €16 million and no less than €4 million per annum, cumulative three year pre-tax profits of no less than €12 million and no less than €3 million per annum. The companies that have either a small free float (less than 10%) or low annual liquidity or high bid/ask trading spread or small annual turnover figure are classified in the special financial purpose category, while companies that are in financial distress are classified in the under surveillance category. In all other cases the companies are classified under the Small and Mid Cap category.

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

Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System (OASIS), an electronic trading system, on behalf of their customers or on their own behalf. As at April 20, 2007, the ATHEX had 74 members, the vast majority of which were brokerage firms. Pursuant to the EU Investment Services Directive, which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may only be provided by investment services companies with a minimum share capital of €0.6 million, or €3 million if engaging in underwriting, and which have received an appropriate operating license from the Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers’ orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers’ shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 2396/1996 and the Hellenic Capital Markets Commission’s decisions. Pursuant to the Regulation, Investment Services Firms established in the European Union or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece, and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 15, 2007, our market capitalization represented approximately 5.77% of the ATHEX Main Market Composite Index and approximately 3.39% of the FTSE/ATHEX20 Index.

The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2002	2,646.4	1,727.1	1,748.4
2003	2,310.5	1,467.3	2,263.6
2004	2,788.7	2,227.3	2,786.2
2005	3,663.9	2,818.3	3,663.9
2006	4,395.4	3,379,3	4,394.1
2007 (through June 15, 2007)	4,973.2	4,344.8	4,900.5

Trading on the ATHEX

ATHEX trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 4:30 p.m., Athens time for the Big Cap category. For the Mid and Small Cap categories the trading starts at 10.30 a.m. and concludes at 12.00 p.m. and the trading resumes again at 02.00 p.m. and ends at 4.30 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

A pre-opening session, operating through a call auction method, precedes the trading session from 10:00 a.m. until 10.30 a.m. for the Big Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Big Cap category the after hours trading session is between 4:39 p.m. - 4.45 pm (randomly) while until 5:00 p.m. trades can be executed “at Closing” or “at the Volume Weighted Average Price” in the case of block trades. Between 4.30 p.m. until 4.39 p.m. - 4.45 p.m. the closing price of the securities is determined through call auctions. For the Mid and Small Cap category there is also an after hours trading session from 4:30 p.m. to 5.00 p.m. for orders placed with instructions to execute “at Closing”.

The trading system of the ATHEX is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order’s price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order’s quantity is exhausted.

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

D.              Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.                Expenses of the Issue

Not applicable.

ITEM 10            ADDITIONAL INFORMATION

A.   Share Capital

Share capital and denomination

The nominal value of our issued and paid-up share capital as of December 31, 2006, is €121,033,958 divided into 242,067,916 ordinary bearer shares with a par value of €0.50 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00

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

(9)             On December 21, 2006, our board of directors resolved to increase the share capital of our company by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €22,634,670.71.

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

Dividends

Determination of dividends

We distribute dividends each fiscal year out of our non-consolidated net income as determined under IFRS. This is in line with European Union regulation and recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing January 1, 2005. Dividends may only be distributed after between 5% and 30% of our net income has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be the greater of 6% of the paid-up share capital or 35% of our net income. These statutory provisions may be overriden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders

We may distribute any net income not otherwise distributed by way of dividend to our shareholders if this is approved by a majority of our shareholders at a general meeting following a proposal from our board of directors.

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

According to a recently enacted law that will enter into force as of July 1, 2007 the above thresholds and time limit will be amended. As a result, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person’s voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 15%, 20%, 25%, 1/3, 50% or 2/3 of our total voting rights, will have to inform us and the ATHEX in writing within three days of the date of acquisition or sale.

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

C.               Material Contracts

You should read Item 5, “Operating Financial Review and Prospects,” and Item 7B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of our material contracts.

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

Corporate taxation

The net income of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate was reduced to 32% in 2005, to 29% in 2006 and to 25% in 2007.

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

Capital gains from the sale of listed securities earned by natural persons, whether Greek or foreign residents, and enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece without obligation to maintain double entry accounting records, are exempt from taxation. Foreign enterprises not operating in Greece through a permanent establishment are also exempt from Greek taxes, subject to the provisions of the applicable double taxation treaty, if any. Pursuant to Article 27 of Law 2703/1999, capital gains from the sale of securities listed on stock exchanges outside Greece, including the ADSs, earned by Greek natural persons or legal entities without obligation to maintain double entry accounting records are also exempt from taxation. Legal entities that maintain double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly. Capital gains of US holders (as defined below in United States Taxation—Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares or ADSs will not be subject to income tax in Greece.

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

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

ITEM 14            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15            CONTROLS AND PROCEDURES

a.      Disclosure Controls and Procedures

We have evaluated, under the supervision and with the participation of our management, including our managing director and our chief financial officer, our disclosure controls and procedures as of December 31, 2006 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information required to be included in this annual report is accumulated and communicated to them on a timely basis.

In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our Nigerian operations. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in co-ordination with local authorities, so that appropriate disciplinary measures are taken. In 2006, the individual and aggregate impact of all such incidents was immaterial.

b.     Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Coca-Cola Hellenic Bottling Company’s financial reporting. Coca-Cola Hellenic Bottling Company S.A.’s internal control over financial reporting is a process designed under the supervision of its managing director and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with US GAAP. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Coca-Cola Hellenic Bottling Company’s internal control over financial reporting was effective as at December 31, 2006.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2006 was audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which is included herein.

c.      Attestation Report of the Registered Public Accounting Firm

The attestation report called for by Item 15(c) of the Form 20-F is included on pages F-1 and F-2.

d.     Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting for the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, “Information on the Company—Business Overview—Information technology”.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and All Other Fees

Audit fees

Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €8.0 million for the year ended December 31, 2006, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €4.7 million for the year ended December 31, 2005, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits.

Audit related fees

Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.1 million for the year ended December 31, 2006 as compared to €0.8 million for the year ended December 31, 2005. Audit related services for 2005 principally included due diligence work and advisory services in relation to the Sarbanes-Oxley Act of 2002.

Tax fees

Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €1.0 million in 2006 and €1.1 million in 2005.

All other fees

Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2006 and December 31, 2005.

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

In respect of the fiscal year ended December 31, 2007, our audit committee has approved in advance certain permitted services across our business. These services are (i) statutory or other financial audit work, (ii) audit related work, such as services related to employee benefit plans, due diligence and consultation on financial accounting and internal control matters, and (iii) tax compliance, planning and advice.

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
2.1

€600.0 million Multicurrency Revolving and Swingline Facilities Agreement with a €250.0 million Swingline Option, dated August 1, 2005 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and Deutsche Bank AG with Deutsche Bank AG, London Branch acting as Swingline Agent and as Facility Agent

2.2

Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as issuers, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as guarantors

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

4.1	Form of European Bottlers’ Agreement*
4.2	European Bottlers’ Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.*
4.3	Form of International (Non-European) Bottlers’ Agreement*
4.4	Form of Distribution Agreement*
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.***
4.6

Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited*

4.7	Letter from The Coca-Cola Company, dated August 15, 2003**
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers’ agreements for our countries that entered the European Union on May 1, 2004***
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under “Business—Subsidiaries” in the Annual Report)
11.1	Code of Ethics***
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002****
15	Consents of Independent Registered Public Accounting Firms

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

Date: June 29, 2007

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Coca-Cola Hellenic Bottling Company S.A.

We have completed an integrated audit of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries’ 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment included in “Management’s Annual Report on Internal Control Over Financial Reporting”, appearing in Item 15(b) of the 2006 Annual Report on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers S.A.
Athens, Greece
May 2, 2007

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Income

	Year ended December 31,
	2006	2005	2004
	(In millions of euro, except per share amounts)
Net sales revenue	€5,372.2	€4,633.9	€4,201.9
Cost of goods sold	(3,282.3)	(2,749.9)	(2,500.9)
Gross profit	2,089.9	1,884.0	1,701.0
Selling, delivery, administrative expenses and other operating items	(1,630.8)	(1,433.3)	(1,279.2)
Operating profit	459.1	450.7	421.8
Interest expense	(86.3)	(56.2)	(66.9)
Interest income	10.3	3.3	6.6
Other income	0.4	2.5	4.2
Other expense	(0.1)	(3.0)	(8.3)
Income before income taxes	383.4	397.3	357.4
Income tax expense	(89.2)	(111.8)	(77.4)
Share of income of equity method investees	24.8	23.9	5.2
Minority interests	(4.8)	(10.5)	(13.1)
Net income before cumulative effect of accounting change	314.2	298.9	272.1
Cumulative effect of accounting change for Statement No. 123 (R) adoption, net of applicable income taxes of €0.2 million	(0.8)	—	—
Net income	€313.4	€298.9	€272.1
Basic net income per share	€1.30	€1.25	€1.15
Diluted net income per share	€1.30	€1.25	€1.14

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Balance Sheets

	As at December 31,
	2006	2005
	(In millions of euro)
Assets
Current assets:
Cash and cash equivalents	€288.7	€168.5
Trade accounts receivable, less allowances of €36.4 million in 2006 and €33.0 million in 2005	640.4	560.8
Inventories	389.7	359.8
Receivables from related parties	90.8	70.9
Taxes receivable	9.9	7.9
Deferred income taxes	44.4	53.3
Prepaid expenses	86.8	85.0
Derivative assets	4.8	12.5
Other current assets	61.5	38.6
Total current assets	1,617.0	1,357.3
Property, plant and equipment:
Land	132.8	105.3
Buildings	854.2	781.8
Returnable containers	241.1	265.7
Production and other equipment	2,801.5	2,458.7
	4,029.6	3,611.5
Less accumulated depreciation	(1,769.9)	(1,560.6)
	2,259.7	2,050.9
Construction in progress	156.3	142.3
Advances for equipment purchases	70.2	29.3
	2,486.2	2,222.5
Investment in equity method investees	316.9	294.2
Deferred income taxes	35.8	22.1
Derivative assets	—	21.7
Other tangible non-current assets	35.9	30.7
Franchise rights	1,997.4	1,996.4
Goodwill and other intangible assets	798.4	789.9
Total assets	€7,287.6	€6,734.8

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Balance Sheets (Continued)

	As at December 31,
	2006	2005
	(In millions of euro)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€269.3	€310.0
Accounts payable	274.3	200.4
Accrued expenses	480.4	412.0
Amounts payable to related parties	160.1	115.7
Deposit liabilities	100.7	137.1
Income taxes payable	46.8	75.0
Deferred income	25.6	7.9
Deferred income taxes	5.4	4.9
Derivative liabilities	1.2	1.3
Current portion of long-term debt	—	243.9
Current portion of capital lease obligations	33.9	19.8
Total current liabilities	1,397.7	1,528.0
Long-term liabilities:
Long-term debt, less current portion	1,516.4	1,278.4
Capital lease obligations, less current portion	82.2	50.3
Cross currency swap payables relating to borrowings	122.0	43.3
Employee benefit obligations	151.4	117.7
Deferred income taxes	683.1	678.2
Deferred income	89.1	28.6
Other long-term liabilities	24.0	16.4
Total long-term liabilities	2,668.2	2,212.9
Minority interests	65.0	70.6
Shareholders’ equity:
Ordinary shares, €0.50 par value: 242,067,916 (2005: 240,692,002) shares authorized, issued and outstanding	121.0	120.3
Additional paid-in capital	1,719.0	1,693.2
Deferred compensation	(0.7)	(0.5)
Retained earnings	1,190.2	949.0
Accumulated other comprehensive income	127.2	161.3
Total shareholders’ equity	3,156.7	2,923.3
Total liabilities and shareholders’ equity	€7,287.6	€6,734.8

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity

						Accumulated
	Ordinary shares		Additional			other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2004	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3
Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of €(8.2) million	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	—	—	—	(3.4)	(3.4)
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	—	—	—	—	(11.4)	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.7) million	—	—	—	—	—	6.9	6.9
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.1) million	—	—	—	—	—	0.3	0.3
Comprehensive income							332.9
Stock issued to employees exercising stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)
As at December 31, 2004	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity (Continued)

						Accumulated
	Ordinary shares		Additional			other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2005	238.3	€119.1	€1,657.8	€(0.9)	€716.8	€68.2	€2,561.0
Net income for 2005	—	—	—	—	298.9	—	298.9
Currency translation adjustment, net of applicable income taxes of €(4.2) million	—	—	—	—	—	91.2	91.2
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	—	—	—	(1.3)	(1.3)
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	—	—	—	—	(0.1)	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	—	—	—	—	2.3	2.3
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	—	1.0	1.0
Comprehensive income							392.0
Stock issued to employees exercising stock options	2.4	1.2	35.4	—	—	—	36.6
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	0.4	—	—	0.4
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Shareholders’ Equity (Continued)

						Accumulated
	Ordinary shares		Additional			other
	Number of shares	Amount	paid-in capital	Deferred compensation	Retained earnings	comprehensive income	Total
	(In millions, except per share data)
As at January 1, 2006	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3
Net income for 2006	—	—	—	—	313.4	—	313.4
Currency translation adjustment, net of applicable income taxes of €2.3 million	—	—	—	—	—	(11.8)	(11.8)
Change in minimum pension liability, net of applicable income taxes of €(0.2) million	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of €0.1 million	—	—	—	—	—	(0.3)	(0.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.6) million	—	—	—	—	—	1.8	1.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	—	—	—	—	0.5	0.5
Comprehensive income							303.7
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of €(4.1) million	—	—	—	—	—	12.0	12.0
Unrecognized losses and prior service cost, net of applicable income taxes of €10.3 million	—	—	—	—	—	(36.4)	(36.4)
Stock issued to employees exercising stock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	4.0	—	—	—	4.0
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)
As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005	2004
	(In millions of euro)
Operating activities
Net income	€313.4	€298.9	€272.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	330.2	309.7	285.8
Amortization	0.7	0.2	—
Stock option compensation expense	4.0	—	—
Deferred income taxes	13.2	11.1	(35.7)
Gain on disposals of non-current assets	(14.1)	(13.1)	(6.3)
Impairment charges on property, plant and equipment	24.5	0.9	3.6
Minority interests	4.8	10.5	13.1
Share of income of equity method investees	(24.8)	(23.9)	(5.2)
Cumulative effect of accounting change for Statement No.123 (R) adoption, before income taxes	1.0	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(54.7)	(51.6)	(25.3)
Inventories	(22.8)	(13.2)	(35.0)
Accounts payable and accrued expenses	117.7	15.7	22.6
Net cash provided by operating activities	693.1	545.2	489.7
Investing activities
Purchases of property, plant and equipment	(560.0)	(427.5)	(360.8)
Proceeds from disposals of property, plant and equipment	37.7	27.4	21.0
Cash payments for acquisitions, net of cash acquired	(78.1)	(196.0)	(3.1)
Proceeds from sale of trademarks	—	9.0	8.6
Return of investment of equity method investees	5.6	—	—
Proceeds from sale of investments	10.0	5.1	6.7
Purchase of investments	(1.7)	(3.1)	(0.5)
Net cash used in investing activities	(586.5)	(585.1)	(328.1)
Financing activities
Proceeds from issuance of debt	696.8	586.9	725.9
Repayments of debt	(662.5)	(373.4)	(854.5)
Support payments from The Coca-Cola Company for cold drink equipment placement	54.8	16.7	6.4
Payments on capital lease obligations	(20.4)	(16.6)	(11.7)
Return of capital to shareholders	—	—	(0.4)
Proceeds from issue of shares	22.5	36.6	19.2
Dividends paid to shareholders of the Company and to minority interests	(76.8)	(75.5)	(52.5)
Net cash provided by (used in) financing activities	14.4	174.7	(167.6)
Effect of exchange rates on cash	(0.8)	2.4	1.8
Net increase (decrease) in cash and cash equivalents	120.2	137.2	(4.2)
Cash and cash equivalents at beginning of year	168.5	31.3	35.5
Cash and cash equivalents at end of year	€288.7	€168.5	€31.3

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements

1.   Organization and Significant Accounting Policies

Organization

Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and took its present form in August 2000 through the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the ‘Company’) are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 18.

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

In accordance with Financial Accounting Standards Board (‘FASB’) Statement No. 141, Business Combinations, we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

We use the equity method to account for our investments over whose operating and financial policies we have the ability to exercise significant influence. Consolidated net income includes our share of the net income of these investments.

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

Risks and Uncertainties

The Company’s operations could be adversely affected by termination or non-renewal of our bottlers’ agreements with The Coca-Cola Company; marketing and product development activities effectiveness; weaker consumer demand for carbonated soft drinks; adverse economic conditions in our emerging and

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

developing countries; regulation by competition law authorities of the European Union and national states; increased concentration of retailers and independent wholesalers; product issues such as contamination or product recalls; adverse weather conditions; price increases in and shortages of raw materials and packaging materials; exchange rate fluctuations; the ability to repatriate profits; changes in regulatory environment; duties or tariffs; and changes in the method or rate of taxation.

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

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2006 was €33.7 million (2005: €19.2 million, 2004: €7.1 million). Of this balance, €19.5 million (2005: €11.5 million, 2004: €3.8 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2006 amounted to €66.0 million with €53.3 million and €33.8 million for 2005 and 2004, respectively. Marketing and promotional incentives paid to customers during 2006 amounted to €100.8 million with €80.2 million in 2005, and €89.0 million in 2004.

We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2006, such contributions totaled €29.9 million as compared to €17.6 million and €21.1 million in 2005 and 2004, respectively. Franchise incentive arrangements are described under that heading below.

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

Warehouse Costs

Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €182.7 million in 2006 with €151.4 million and €127.7 million in 2005 and 2004, respectively.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Distribution Costs

Distribution costs represent those costs that are incurred to transport products to the buyer’s designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2006, the distribution costs totaled €294.2 million, compared with €236.3 million and €211.1 million for 2005 and 2004, respectively.

Advertising Expense

Advertising costs are expensed as incurred and were €169.6 million in 2006 with €151.8 million and €129.1 million during 2005 and 2004, respectively. Advertising costs are included within selling expenses.

Interest Expense

Interest costs are expensed as incurred and include interest on loans, overdrafts, capital leases and amortization of debt issuance costs. Interest costs are capitalized for all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets are assets constructed or otherwise produced for the Company’s own use.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents of €288.7 million (2005: €168.5 million) comprise cash balances and short-term deposits. Of which time deposits were €205.9 million in 2006 and €75.0 million in 2005.

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
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method. The estimated useful lives are as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	over the term of the lease, up to 40 years
Production equipment	5 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Production and other equipment include coolers used to distribute beverages for immediate consumption. Depreciation includes amortization of assets under capital leases.

The Company capitalizes certain computer software development costs associated with internal-use software (related to the implementation of the SAP software platform), including external direct costs of materials, services consumed and payroll costs for employees devoting time to a software project. Costs incurred during the preliminary project stage, as well as costs for maintenance and training, are expensed as incurred. The total unamortized computer software costs in 2006 and 2005 were €89.9 million and €71.5 million, respectively. The total amount charged to the income statement for amortization of capitalized computer software costs was €8.8 million in 2006, €7.0 million in 2005 and €6.5 million in 2004.

Intangible Assets

Intangible assets consist primarily of franchise rights related to the bottlers’ agreements with The Coca-Cola Company, trademarks, water rights, customer contracts, distribution rights and goodwill. The franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchisor within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regards to the trademark. All the trademarks recorded by the Company have been assigned an indefinite useful life as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. We evaluate the useful life assigned to the trademarks on an annual basis. If the trademarks were determined to have finite lives, they would be amortized over their useful lives.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (‘Statement No. 142’), goodwill and indefinite lived intangible assets (including franchise rights and trademarks) are not amortized, but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

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

Franchise Incentive Arrangements

The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements. The recognition of income in relation to such payments is over the life of the asset. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments from The Coca-Cola Company for the placement of cold drink equipment were €83.3 million in 2006, compared with €26.6 million in 2005 and €15.0 million in 2004.

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

Conditions that may indicate an impairment issue exists include an economic downturn in a market or a change in the assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is utilized, based on location - specific economic factors.

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

Available-for-sale investments were valued at €6.5 million at December 31, 2006 (2005: €8.6 million). In 2006 and 2005, the whole amount was recorded in other tangible non-current assets.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Foreign Currency Translation

The financial statements of foreign subsidiaries operating in non hyper-inflationary countries have been translated into euro in accordance with FASB Statement No. 52, Foreign Currency Translation (‘Statement No. 52’). All asset and liability accounts have been translated using exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average monthly exchange rates. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income.

Entities that operated in hyper-inflationary environments remeasured their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

expense, as appropriate. The Company’s subsidiary in Belarus operated in a hyper-inflationary environment in 2005. It ceased applying hyper-inflationary accounting with effect from January 1, 2006. The Company’s subsidiary in Serbia ceased applying hyper-inflationary accounting with effect from January 1, 2005.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. In 2006, transaction gains were €2.0 million as compared to €0.7 million of transaction gains in 2005 and €5.9 million of transaction losses in 2004. Transaction gains and losses are included within operating profit unless they relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

Leases

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the life of the lease.

Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under capital leases is depreciated in accordance with the Company policy for owned assets of the same class unless there is no reasonable certainty that the Company will obtain ownership of the asset at the end of the lease term. In this case, property, plant and equipment acquired under capital lease is depreciated over the shorter of the useful life of the asset and the lease term.

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

Costs Associated with Exit or Disposal Activities

The Company has applied FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (‘Statement No. 146’) to exit and disposal activity initiated after December 31, 2002. Pursuant to Statement No. 146, the liability for costs associated with exit or disposal activity should be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. The result is that for one-time termination benefits, such as severance pay and other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period, the costs of the one-time termination benefit are recognized over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Employee Benefits—Statutory Termination and Pension Plans

The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (‘Statement No. 132 (R)’). The Company adopted Statement No. 87 as at January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as at January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

A number of the Company’s operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

During the year, the Company also adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R). (‘Statement No. 158’). Statement No. 158 requires that previously disclosed but unrecognized actuarial gains or losses, prior service costs or benefits and transitional obligations or assets be recognized generally through adjustment to accumulated other comprehensive income and the funded status of the defined benefit plans to be recognized on the balance sheet. (Refer to Note 10, Employee Benefit Obligations, and relevant section of Note 1, Adoption of New Accounting Standards).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

Share-Based Payments

The Company issues share based payments in the form of stock options and stock appreciation rights to its senior managers. Effective January 1, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment (‘Statement No. 123 (R)’) which requires compensation costs related to share based payments to be recognized in the financial statements for all awards granted after the required effective date and for awards modified, repurchased or cancelled after that date. The compensation cost has been determined based on the grant date fair value of the equity or liability instrument issued. The Company adopted Statement No. 123 (R), using the modified version of the prospective application. (Refer to Note 20, Stock Option Compensation Plans, and Note 21, Stock Appreciation Rights and the relevant section of Note 1, Adoption of New Accounting Standards).

Net Income per Share

The Company computes basic net income per share by dividing net income by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Contingencies

The Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate (refer to Note 16, Commitments and Contingencies).

Adoption of New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (‘Statement No. 123 (R)’). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As at the required effective date, which is January 1, 2006 the Company adopted Statement No. 123 (R), using the modified version of the prospective application. Further details are available in Note 20, Stock Option Compensation Plans, and Note 21, Stock Appreciation Rights.

In March 2005, the Securities and Exchange Commission (the ‘SEC’) staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (‘SAB No. 107’) to assist preparers by simplifying some of the implementation challenges of Statement No. 123 (R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123 (R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

include: (a) valuation models—SAB No. 107 reinforces the flexibility allowed by Statement No. 123 (R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility—SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term—the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company applied the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123 (R).

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (‘Statement No. 154’), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The Company has adopted the policy with effect from January 1, 2006. The adoption of Statement No. 154 has not had an impact on the Company’s financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (‘Statement No. 155’). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133. Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e., new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’). The Interpretation provides guidance on recognition, measurement, classification, interest and penalties, and disclosure of tax positions. Interpretation No. 48 establishes a two-step approach for recognizing and measuring tax benefits. The first step is recognition: The enterprise must determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the ‘more-likely-than-not’ recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the ‘more-likely-than-not’ recognition threshold is measured to determine the amount of benefit to recognize

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the effect of this interpretation to have a material impact on its financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (‘Statement No. 157’). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (‘Statement No. 158’). Statement 158 amends certain requirements of Statement No. 87, Employers’ Accounting for Pensions (‘Statement No. 87’), Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (‘Statement No. 88’), Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions (‘Statement No. 106’), and Statement No. 132 (R). The main effect of the new Statement is that the funded status of all postretirement plans will have to be recorded on the balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. Under Statement No. 87, Statement No. 88 and Statement No. 106, the amount recognized was the funded status reduced by deferred actuarial losses (or increased by deferred actuarial gains), prior service costs and any transitional obligation remaining. Under Statement No. 158, these items will now be recorded in equity. Statement No. 158 is effective prospectively for fiscal years ending after December 15, 2006. The incremental effect of applying Statement No. 158 on individual line items in the Statement of Financial Position is shown in Note 10, Employee Benefit Obligations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements (‘SAB No. 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on both the roll-over method and iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as at the beginning of that year with the offsetting adjustments recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have an impact on the Company’s financial statements.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

1.   Organization and Significant Accounting Policies (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (‘Statement No. 159’). Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. The new Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurement. The Company is currently assessing the effect of the new Statement on its financial statements.

2.   Business Combinations

During 2006, the Company acquired controlling interests or increased its controlling interest in the following entities:

	Location		Effective date of acquisition	Net tangible assets applicable	Goodwill arising	Franchise rights	Trademarks	Other intangible assets	Amount of consideration
	(In millions)
Lanitis Bros Public Limited	Cyprus	(a)	04.05.2006	€ 57.7	€ —	€ 8.8	€ 5.4	€ 0.6	€ 72.5
Fonti del Vulture S.r.l.	Italy	(b)	07.05.2006	3.6	2.2	—	—	—	5.8
Yoppi Kft.	Hungary	(c)	08.22.2006	0.3	1.4	—	—	0.2	1.9
Acquisition of minority interests	Cyprus	(a)		2.7	—	0.4	0.3	—	3.4
Total acquisitions				€ 64.3	€ 3.6	€ 9.2	€ 5.7	€ 0.8	€ 83.6

(In millions)
Total consideration for acquisition of controlling interests or increase in controlling interest	€ 83.6
Plus: cash payment for acquisition of equity investment in Fresh & Co d.o.o.	9.0
Less: cash and cash equivalent balances acquired	(14.1)
Less: cash payments deferred for 2007	(0.6)
Plus: payments made for acquisition of Vendit Ltd in 2005.	0.1
Plus: payments made for acquisition of Gotalka in 2004	0.1
Cash payments for acquisitions, net of cash acquired	€ 78.1

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

2006

a)               Acquisition of Lanitis Bros Public Limited

On April 5, 2006, the Company successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (‘Lanitis Bros’), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition. Following completion of the tender offer, the Company acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million.

Following completion of the tender offer, the Company initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros. Lanitis Bros has been delisted from the Cyprus Stock Exchange. As at December 31, 2006, the Company had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros for a total consideration of €3.4 million, bringing its participation to 99.91%. The later share acquisition resulted in the recording of approximately €0.7 million of identifiable intangible assets of which €0.4 million relates to franchise rights and €0.3 million relates to trademarks.

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	Acquired on April 5, 2006	Acquisition of minority interests	Total
Property, plant and equipment	€ 42.8	€ (1.8)	€ 41.0
Long-term investments	0.1	—	0.1
Inventories	9.5	—	9.5
Other current assets	21.4	—	21.4
Cash and cash equivalents	14.1	—	14.1
Short-term borrowings	(5.6)	—	(5.6)
Deferred tax liabilities	(2.4)	0.2	(2.2)
Other current liabilities	(17.8)	—	(17.8)
Fair value of net tangible assets acquired	62.1	(1.6)	60.5
Franchise rights	8.8	0.4	9.2
Trademarks	5.4	0.3	5.7
Other identifiable intangible assets	0.6	—	0.6
Fair value of net assets acquired before minority interest	€ 76.9	€ (0.9)	€ 76.0
Minority interest	(4.4)	4.3	(0.1)
Fair value of net assets acquired	€ 72.5	€ 3.4	€ 75.9
Cash paid to former shareholders	€ 71.5	€ 3.4	€ 74.9
Costs of acquisition	1.0	—	1.0
Total consideration	€ 72.5	€ 3.4	€ 75.9

The contribution of Lanitis Bros to the results of the Group was an income of €8.0 million for the year ended December 31, 2006. The acquisition has resulted in the Company recording €9.2 million of franchise

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

rights, €5.7 million of trademarks and €0.6 million of other separately identifiable intangible assets in its established countries segment.

b)               Acquisition of Fonti del Vulture S.r.l.

On July 5, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The Company effectively purchased the operating assets and liabilities of two production facilities in the south for €5.2 million (excluding acquisition costs and net of debt assumed), whilst The Coca-Cola Company effectively purchased the national mineral-water brands ‘Lilia’ and ‘Lilia Kiss’ (still and sparkling) for €5.2 million (excluding acquisition costs and net of debt assumed).

The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending finalization of the purchase price allocation, are as follows (in millions):

Property, plant and equipment	€ 30.6
Inventories	1.7
Other current assets	7.3
Other non-current assets	2.4
Short-term borrowings	(11.8)
Other current liabilities	(13.8)
Long-term borrowings	(11.4)
Other non-current liabilities	(1.4)
Fair value of net tangible assets acquired	3.6
Goodwill arising on acquisition	2.2
Fair value of net assets acquired	€ 5.8
Cash paid to former shareholders	€ 5.2
Costs of acquisition	0.6
Total consideration	€ 5.8

The contribution of Fonti del Vulture S.r.l. to the results of the Group was a loss of €2.2 million for the year ended December 31, 2006. The acquisition has resulted in the Company recording €2.2 million of goodwill in its established countries segment.

The goodwill arising on the acquisition of Fonti del Vulture S.r.l. is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

c)                Acquisition of Yoppi Kft.

On August 22, 2006, the Company acquired 100% of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million with the assumption of debt of an additional €0.1 million.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€ 0.4
Inventories	0.1
Short-term borrowings	(0.1)
Other non-current liabilities	(0.1)
Fair value of net tangible assets acquired	0.3
Customer contracts	0.2
Goodwill arising on acquisition	1.4
Fair value of net assets acquired	€ 1.9
Cash paid to former shareholders	€ 1.9

The contribution of Yoppi Kft. to the results of the Group was negligible for the year ended December 31, 2006. The acquisition has resulted in the Company recording €1.4 million of goodwill and €0.2 million of customer contracts in its developing countries segment.

The goodwill arising on the acquisition of Yoppi Kft. is attributable to synergies from enhancement of vending operations in Hungary.

2005

a)               Acquisition of Vlasinka d.o.o.

On April 14, 2005, the Company acquired 100% of the shares of the Serbian mineral water company, Vlasinka d.o.o., together with The Coca-Cola Company. The Company’s share of the acquisition consideration was €10.5 million (excluding acquisition costs). The Company effectively purchased the operating assets and liabilities of the business at Surdulica in Southern Serbia, whilst The Coca-Cola Company effectively purchased the mineral water brand, ‘Rosa’, for €10.5 million.

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2005	Adjustments 2006	Final fair values
Property, plant and equipment	€ 3.8	€ —	€ 3.8
Inventories	0.5	—	0.5
Other current assets	1.8	(0.1)	1.7
Current liabilities	(3.0)	(1.3)	(4.3)
Non-current liabilities	(0.2)	—	(0.2)
Fair value of net tangible assets acquired	2.9	(1.4)	1.5
Goodwill arising on acquisition	8.0	1.4	9.4
Fair value of net assets acquired	€ 10.9	€ —	€ 10.9
Cash paid to former shareholders	€ 10.5	€ —	€ 10.5
Costs of acquisition	0.4	—	0.4
Total consideration	€ 10.9	€ —	€ 10.9

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The contribution of Vlasinka d.o.o. to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €9.4 million of goodwill in its emerging countries segment.

The goodwill arising on the acquisition of Vlasinka d.o.o. is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

b)               Acquisition of Bankya Mineral Waters Bottling Company EOOD

On June 2, 2005, the Company acquired 100% of the Bulgarian mineral water company, Bankya Mineral Waters Bottling Company EOOD. (‘Bankya’). The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million.

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€3.5
Inventories	0.2
Other current assets	0.6
Cash and cash equivalents	0.1
Current liabilities	(1.7)
Long-term borrowings	(2.2)
Other non-current liabilities	(1.5)
Fair value of net tangible assets acquired	(1.0)
Water rights	1.0
Trademarks	6.4
Goodwill arising on acquisition	4.5
Fair value of net assets acquired	€10.9
Cash paid to former shareholders	€10.7
Costs of acquisition	0.2
Total consideration	€10.9

The contribution of Bankya to the results of the Group was a loss of €1.5 million for the year ended December 31, 2005. The acquisition has resulted in the Company recording €4.5 million of goodwill, €6.4 million of trademarks and €1.0 million of water rights in its emerging countries segment. The Bankia trademark was subsequently sold to The Coca-Cola Company in 2005 for €6.4 million.

The goodwill arising on the acquisition of Bankya is attributable to expected future cash flows (including the effect of synergies) in excess of the value of identifiable assets.

c)                Acquisition of Vendit Limited

On September 28, 2005, the Company acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. The total consideration for the acquisition was €5.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.8 million.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

2.   Business Combinations (Continued)

The final fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	As reported 2005	Adjustments 2006	Final fair values
Property, plant and equipment	€0.9	€—	€0.9
Inventories	0.2	—	0.2
Other current assets	0.6	—	0.6
Cash and cash equivalents	0.2	—	0.2
Short-term borrowings	(0.1)	—	(0.1)
Long-term borrowings	(0.7)	—	(0.7)
Other current liabilities	(0.8)	—	(0.8)
Other non-current liabilities	(0.6)	—	(0.6)
Fair value of net tangible assets acquired	(0.3)	—	(0.3)
Customer contracts	1.0	—	1.0
Goodwill arising on acquisition	5.5	0.1	5.6
Fair value of net assets acquired	€6.2	€0.1	€6.3
Cash paid to former shareholders	€5.9	€—	€5.9
Costs of acquisition	0.3	0.1	0.4
Total consideration	€6.2	€0.1	€6.3

The contribution of Vendit Limited to the results of the Group was negligible for the year ended December 31, 2005. The acquisition has resulted in the Company recording €5.6 million of goodwill and €1.0 million of customer contracts in its established countries segment.

The goodwill arising on the acquisition of Vendit Limited is attributable to synergies from enhancement of vending operation in the Republic of Ireland.

3.   Equity Investments

The operating results include our proportionate share of income from our equity investments. The effective interest held in and carrying value of the equity investments as at December 31 are (in millions):

	Country of operation	Effective interest held 2006	Effective interest held 2005	Carrying value 2006	Carrying value 2005
Frigoglass Industries Limited	Nigeria	16%	16%	€9.6	€12.0
Multivita Sp.z o.o.	Poland	50%	50%	1.6	1.8
Valser Springs GmbH	Switzerland	50%	50%	0.3	0.3
PET to PET Recycling Österreich GmbH	Austria	20%	—	1.0	—
Brewinvest S.A.	FYROM/Bulgaria	50%	50%	52.8	53.5
Multon Z.A.O. group	Russian Federation	50%	50%	244.3	226.6
Fresh & Co d.o.o.	Serbia	50%	—	7.3	—
Heineken Lanitis Cyprus Ltd	Cyprus	35%	—	—	—
Total equity investments				€316.9	€294.2

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

3.   Equity Investments (Continued)

On March 13, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fresh & Co d.o.o. (‘Fresh and Co’), the leading producer of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands ‘Next’ and ‘Su-Voce’. The total consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The Company’s share of the purchase price and debt was €20.3 million. The acquired entity is a joint venture and is being accounted for under the equity method.

On April 20, 2005, the Company completed jointly with The Coca-Cola Company the acquisition of the Multon Z.A.O. group, a leading juice producer in the Russian Federation. Multon Z.A.O. group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). The Company’s share of the purchase price and debt was US$253.5 million (€193.7 million) (excluding acquisition costs). The acquisition is a joint venture and is being accounted for under the equity method.

4.   Franchise Rights, Goodwill and Other Intangible Assets

The following table sets forth the carrying value of intangible assets subject to, and not subject to amortization, as at December 31 (in millions):

	2006	2005
Intangible assets not subject to amortization
Franchise rights	€1,997.4	€1,996.4
Goodwill	760.5	756.7
Trademarks	34.8	29.0
Minimum pension liability	—	1.1
	2,792.7	2,783.2
Intangible assets subject to amortization
Water rights	€1.9	€2.2
Customer contracts	0.8	0.9
Distribution rights	0.4	—
Total intangible assets	€2,795.8	€2,786.3

In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2006, December 31, 2005 and December 31, 2004. No impairment was indicated.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

4.   Franchise Rights, Goodwill and Other Intangible Assets (Continued)

The changes in the carrying amount of intangible assets were as follows (in millions):

	Franchise rights	Goodwill	Other intangible assets	Total
As at January 1, 2005	€1,987.4	€734.6	€32.5	€2,754.5
Intangible assets arising on current period acquisitions	—	18.0	2.0	20.0
Amortization	—	—	(0.2)	(0.2)
Reduction of valuation allowance on net operating losses from acquisitions	(3.3)	(1.4)	—	(4.7)
Adjustment in relation to minimum pension liability	—	—	(0.8)	(0.8)
Foreign exchange differences	12.3	5.5	(0.3)	17.5
As at December 31, 2005	1,996.4	756.7	33.2	2,786.3
Intangible assets arising on current period acquisitions	9.2	3.6	6.5	19.3
Amortization	—	—	(0.7)	(0.7)
Adjustment to goodwill arising on prior period acquisitions	—	1.5	—	1.5
Adjustment in relation to minimum pension liability	—	—	(1.3)	(1.3)
Foreign exchange differences	(8.2)	(1.3)	0.2	(9.3)
As at December 31, 2006	€1,997.4	€760.5	€37.9	€2,795.8

The changes in the carrying amount of goodwill by segment were as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2005	€596.3	€117.6	€20.7	€734.6
Goodwill arising on current period acquisitions	5.5	—	12.5	18.0
Reduction of valuation allowance on net operating losses from acquisitions	—	—	(1.4)	(1.4)
Foreign exchange differences	(1.4)	5.2	1.7	5.5
As at December 31, 2005	600.4	122.8	33.5	756.7
Goodwill arising on current period acquisitions	2.2	1.4	—	3.6
Adjustment to goodwill arising on prior period acquisitions	0.1	—	1.4	1.5
Foreign exchange differences	(4.8)	1.3	2.2	(1.3)
As at December 31, 2006	€597.9	€125.5	€37.1	€760.5

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

5.   Selling, Delivery, Administrative Expenses and Other Operating Items

Selling, delivery, administrative expenses and other operating items consisted of the following for the years ended December 31 (in millions):

	2006	2005	2004
Selling expenses	€828.4	€720.4	€624.1
Delivery expenses	476.9	387.7	338.9
Administrative expenses	335.1	325.2	316.2
Other operating items	(9.6)	—	—
Total selling, delivery, administrative expenses and other operating items	€1,630.8	€1,433.3	€1,279.2

Other operating items in 2006 consist of the cost of a fine imposed by the Greek Competition Authority of €9.3million (refer to Note 16, Commitments and Contingencies) and a gain on sale of the Company’s site in Dublin of €18.9 million.

6.   Allowance for Doubtful Debts

The movement in the allowance for doubtful debts was as follows for the years ended December 31 (in millions):

	2006	2005	2004
As at January 1	€33.0	€31.8	€25.8
Charged to income	6.8	5.9	7.9
Uncollectible amounts written off, net of recoveries	(3.5)	(5.0)	(1.9)
Foreign currency translation	0.1	0.3	—
As at December 31	€36.4	€33.0	€31.8

7.   Inventories

Inventories consisted of the following at December 31 (in millions):

	2006	2005
Finished goods	€157.7	€128.7
Raw materials and work in progress	157.3	166.9
Consumables	72.7	57.9
Payments on account	2.0	6.3
Total inventories	€389.7	€359.8

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

8.   Long-term Debt and Short-term Borrowings

Long-term debt consisted of the following at December 31 (in millions):

	Interest rate %	2006	2005
€233 million of the ‘€625 million’ Eurobond matured on June 27, 2006	Fixed 5.25%	€—	€241.2
€350 million Eurobond maturing on March 24, 2009	Euribor plus margin	349.3	—
€500 million Eurobond maturing on July 15, 2011	Fixed 4.375%	498.5	518.0
US$500 million notes maturing on September 17, 2013	Fixed 5.125%	369.5	417.9
US$400 million notes maturing on September 17, 2015	Fixed 5.5%	299.1	339.9
Other debt		—	5.3
Total long-term debt		1,516.4	1,522.3
Less: current portion		—	(243.9)
Total long-term debt, less current portion		€1,516.4	€1,278.4

Other long-term debt is carried at floating rates based on various types of Inter Bank Offer Rates or ‘IBOR’.

Maturities of long-term debt for the years subsequent to December 31, 2006 are (in millions):

2007	€—
2008	—
2009	349.3
2010	—
2011	498.5
2012 and thereafter	668.6
Total long-term debt	€1,516.4

€2 billion Euro Medium Term Note (EMTN) Program

On July 12, 2004, the Company announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matured in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed as part of the Company’s EMTN program and has a term of seven years. Proceeds from the issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million Eurobond in December 2004.

On March 24, 2006, the Company completed, through its wholly owned subsidiary Coca-Cola HBC Finance plc, the issue of a €350.0 million 3-year Euro-denominated floating rate bond. The transaction was executed under the Company’s EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under the Company’s €625.0 million 5.25% Eurobond, which matured on June 27, 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in the year. Contractual interest repricing dates for the bond are the 24th day of March, June, September and December of each year until maturity.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

8.   Long-term Debt and Short-term Borrowings (Continued)

As at December 31, 2006, a total of €850.0 million in Eurobonds has been issued under EMTN program. A further amount of €1,150.0 million is available for issuance. The bonds are not subject to any financial covenants.

Syndicated Loan Facility

As at December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions expiring on August 1, 2010. This facility is used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. No amounts have been drawn under the syndicated loan facility.

SEC Registered Notes

On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€681.9 million at December 31, 2006 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€378.8 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€303.1 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

SEC Registered US$2 billion Program

In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0 billion. As at May 2, 2007, no amounts had been drawn under the shelf registration.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

8.   Long-term Debt and Short-term Borrowings (Continued)

Short-term borrowings at December 31, consisted of (in millions):

	2006	2005
Commercial Paper	€184.0	€210.0
Bank overdraft facilities	66.2	86.1
Other short-term borrowings	19.1	13.9
Total short-term borrowings	€269.3	€310.0

In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short-term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US-dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days.

The weighted average interest on short-term borrowings was 5.1%, 4.7% and 6.8% at December 31, 2006, 2005 and 2004, respectively.

Total interest paid during the years ended December 31, 2006, 2005 and 2004 was €82.4 million, €53.9 million and €60.2 million, respectively.

The total amount of interest cost incurred in 2006 was €90.4 million (2005: €59.3 million, 2004: €66.9 million). The amount of interest expensed in 2006 was €86.3 million (2005: €56.2 million, 2004: €66.9 million) and the amount of interest capitalized in 2006 was €4.1 million (2005: €3.1 million, 2004: nil).

9.   Income Taxes

Pre-tax income taxes for the years ended December 31, arose in the following jurisdictions (in millions):

	2006	2005	2004
Greece	€21.9	€64.5	€61.9
Other	361.5	332.8	295.5
Income before income taxes	€383.4	€397.3	€357.4

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2006	2005	2004
Current:
Greece	€19.3	€30.1	€42.4
Other	56.6	70.6	70.6
Total current tax	75.9	100.7	113.0
Deferred:
Greece	(2.5)	(6.7)	(20.8)
Other	15.8	17.8	(14.8)
Total deferred tax	13.3	11.1	(35.6)
Total current and deferred tax	€89.2	€111.8	€77.4

The above provision for deferred income taxes includes a net (charge) credit for the effect of changes in tax laws and rates of €3.9 million in 2006, €(1.3) million in 2005 and €17.9 million in 2004.

Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2006	2005
Deferred tax liabilities:
Intangible assets	€570.7	€577.1
Tax in excess of book depreciation	134.3	139.7
Foreign investments	9.1	9.1
Other	(3.0)	9.1
Total gross deferred tax liabilities	€711.1	€735.0
Deferred tax assets:
Net operating loss (‘NOL’) carry-forwards	€36.9	€45.7
Liabilities and provisions	34.0	27.9
Book in excess of tax depreciation	6.0	23.8
Pensions and benefit plans	11.0	8.4
Other	21.3	32.6
Total gross deferred tax assets	109.2	138.4
Valuation allowance for deferred tax assets	(6.4)	(11.1)
Net deferred tax assets	€102.8	€127.3
Net deferred tax liabilities	€608.3	€607.7

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

A summary of valuation allowance movements is as follows (in millions):

	2006	2005	2004
As at January 1	€11.1	€17.4	€11.8
Charged (credited) to income	(4.5)	(3.4)	8.6
Credit related to recognition of pre-acquisition deferred tax assets	—	(4.7)	(2.4)
Currency translation adjustments	—	1.4	0.1
Expired NOLs	—	—	(0.3)
Other movements	(0.2)	0.4	(0.4)
As at December 31	€6.4	€11.1	€17.4

The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company’s income tax expense is as follows (in millions):

	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€111.2	29.0	€127.1	32.0	€125.1	35.0
Lower tax rates of other countries	(23.0)	(6.0)	(28.9)	(7.3)	(30.6)	(8.6)
Additional local taxes	19.7	5.1	16.9	4.3	5.9	1.7
Tax holidays or exemptions	(3.1)	(0.8)	(1.7)	(0.4)	(4.4)	(1.2)
Non-deductible expenses	21.7	5.7	27.3	6.7	36.5	10.2
Capital investment incentives	(4.3)	(1.1)	(3.8)	(1.0)	(7.7)	(2.2)
Income not subject to tax	(16.5)	(4.4)	(24.2)	(6.1)	(22.3)	(6.2)
Changes in tax laws and rates	(3.9)	(1.0)	1.3	0.3	(17.9)	(5.0)
Change in valuation allowance	(5.5)	(1.4)	(3.4)	(2.1)	(1.6)	(0.4)
NOLs with no current benefit	1.0	0.2	1.6	0.4	1.9	0.5
Other, net	(8.1)	(2.0)	(0.4)	1.3	(7.5)	(2.1)
Total income tax expense	€89.2	23.3	€111.8	28.1	€77.4	21.7

At December 31, 2006, the Company had net operating tax loss carry-forwards (NOLs) of €153.1 million (2005: €180.7 million, 2004: €267.0 million) for income tax purposes. €85.3 million of NOLs expire between 2007 and 2011. €4.4 million of NOLs expire between 2012 and 2014. €63.4 million of NOLs do not expire, because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes, a valuation allowance of €6.4 million (2005: €11.1 million, 2004: €11.9 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

No income taxes are provided on the undistributed earnings of foreign subsidiaries, where those earnings are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €1,272.3 million at December 31, 2006 (2005: €1,094.8 million). Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to Greek income taxes (net of foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

9.   Income Taxes (Continued)

Total tax paid during the years ended December 31, 2006, 2005 and 2004 was €95.9 million, €101.5 million, and €105.0 million, respectively.

10.   Employee Benefit Obligations

The total accrued benefit liability for the defined benefit plan is as follows (in millions):

	2006	2005
Defined benefit plans
Statutory termination indemnities	€112.2	€89.3
Pension plans	37.5	23.0
Long service benefits—jubilee plans	6.3	6.1
Total defined benefit plans	€156.0	€118.4

Employees of the Company’s subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland, Romania, Slovenia and Austria are entitled to statutory termination benefits generally based on each employee’s length of service, employment category and remuneration.

Statutory termination benefits obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force (‘EITF’) No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

The Company’s subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plans in Switzerland. The Austrian plans do not have plan assets.

The Company provides long service benefits in the form of jubilee plans to its employees in Austria, Nigeria, Croatia, Slovenia and Poland.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

Summarized information regarding the defined benefit obligation for the above plans is as follows (in millions):

	2006	2005
Present value of defined obligation at the beginning of the year	€342.6	€301.2
Service cost	19.9	19.1
Interest cost	16.2	17.2
Plan participants’ contributions	3.5	4.2
Past service cost arising from amendments	—	0.8
Curtailment/settlements	2.5	1.2
Arising on acquisition of subsidiaries	1.2	—
Benefits paid	(30.8)	(24.9)
Actuarial loss	7.8	19.3
Foreign currency translation	(6.0)	4.5
Present value of defined benefit obligation at the end of the year	€356.9	€342.6

The pension plans and statutory termination obligations have a measurement date of December 31.

The total accumulated benefit obligation for all defined benefit plans is €298.2 million and €281.9 million as at December 31, 2006 and 2005, respectively.

Summarized information for the fair value of plan assets is as follows (in millions):

	2006	2005
Fair value of plan assets at the beginning of the year	€188.9	€155.9
Actual return on plan assets	11.9	22.5
Actual employers’ contributions	9.9	10.4
Actual participants’ contributions	3.5	4.2
Actual benefits paid	(10.2)	(5.0)
Foreign currency translation	(3.1)	0.9
Fair value of plan assets at the end of the year	€200.9	€188.9

Benefits paid from pension benefit plans during 2006 and 2005 include €0.3 million and €0.2 million, respectively, of payments relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination and long service benefits during 2006 and 2005 of €20.3 million and €19.7 million, respectively, were paid from Company assets, because these plans are unfunded.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments. For our plans in the Eurozone area, Northern Ireland and Switzerland, which comprise approximately 90% of our projected benefit obligations, we consider the International Index Company’s iBoxx Euro Corporates AA 10+ Bond Index, the International Index Company’s iBoxx Sterling Corporates AA 15+ Bond Index and AA-rated corporate Swiss bonds, respectively, in the determination of the appropriate discount rate assumptions. For our plans in other countries, we use, where available, government bond yields of appropriate terms in setting the discount rate.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

The weighted average rate we will utilize to measure our pension obligation as at December 31, 2006 and calculate our 2007 expense will be 4.66%, which is a decrease from 4.83% used in determining the 2006 expense.

The net defined benefit obligations are as follows (in millions):

	2006	2005
Present value of defined benefit obligations	€(356.9)	€(342.6)
Fair value of plan assets	200.9	188.9
Funded status	(156.0)	(153.7)
Unrecognized actuarial loss	—	53.8
Unrecognized net transition liability	—	0.9
Unrecognized past service benefit	—	(1.6)
Net defined benefit obligations	€(156.0)	€(100.6)
Amounts recognized in the balance sheet consist of:
Accrued benefit liability	€(156.0)	€(118.4)
Intangible asset	—	1.1
Accumulated other comprehensive income	—	16.7
Net defined benefit obligations	€(156.0)	€(100.6)
Included in:
Current liabilities	€(4.6)	€(0.7)
Long-term liabilities	(151.4)	(117.7)
Goodwill and other intangible assets	—	1.1
Accumulated other comprehensive income	—	16.7
Total	€(156.0)	€(100.6)

Amounts recognized in accumulated other comprehensive income as at December 31, consist of (in millions):

	2006	2005
Actuarial loss	€48.1	€—
Prior service benefit	(1.4)	—
Minimum pension liability	—	16.7
Total	€46.7	€16.7

The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost in the financial year 2007 consist of (in millions):

Actuarial loss	€1.4
Prior service benefit	(0.1)
Total	€1.3

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

Information for pension plans with an accumulated benefit obligation in excess of plan assets as at December 31 (in millions):

	2006	2005
Projected benefit obligation	€348.9	€311.5
Accumulated benefit obligation	293.0	259.7
Fair value of plan assets	194.6	165.0

The weighted average assumptions used in computing the net benefit obligation consist of the following for the years ended December 31:

	2006%	2005%
Discount rate	4.66	4.83
Rate of compensation increase	3.94	4.12
Pension increases	0.85	0.63

The expense recognized in the income statement consists of the following for the years ended December 31 (in millions):

	2006	2005	2004
Service cost	€19.9	€19.1	€18.6
Interest cost	16.2	17.2	17.1
Expected return on plan assets	(9.7)	(9.4)	(8.4)
Amortization of transition obligation	0.9	0.8	0.8
Recognized net actuarial obligation loss	2.4	1.8	1.0
Amortization of unrecognized past service costs	(0.1)	(0.1)	0.3
Curtailment/settlement	7.0	1.2	1.3
Net periodic benefit cost	€36.6	€30.6	€30.7

The weighted average assumptions used in computing the net periodic benefit cost consist of the following for the years ended December 31:

	2006%	2005%
Discount rate	4.83	5.54
Expected return on assets	5.04	5.63
Rate of compensation increase	4.12	4.62
Pension increase	0.63	0.60

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

Plan assets were invested as follows:

	2006%	2005%
Asset category:
Equity securities	45	44
Debt securities	43	48
Real estate	8	5
Cash	3	2
Other	1	1
Total	100	100

Equity securities include ordinary shares in the Company in the amount of €0.4 million (0.2% of the plan assets) and €0.3 million (0.2% of the plan assets) as at December 31, 2006 and 2005, respectively.

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

The Foundation Board of the Swiss pension plan appoints a pension fund manager who is responsible for the investment of pension fund assets and choice of investment strategy made to optimize return to pension fund members. Bond portfolio management is delegated to at least two independent banks, and property management is delegated to a professional property company. Performance is reviewed regularly by the pension fund manager who reports semi-annually to the Foundation Board. The pension investment strategy is set in accordance with relevant Swiss legislation (BVV 2, ART 50-59). This sets out maximum percentages which can be held in different asset classes and makes certain diversity requirements. The investment policy states that the portfolio should be invested with an appropriate risk diversification. If risks are suitably covered, then the investment strategy can include a slightly wider risk profile, which would include overseas equities. The broad investment strategy at December 31, 2006 is to hold approximately 58% in bonds, 27% in equities, 11% in property, 3% in cash and 1% in other items under the investments.

The overall investment policy of the Republic of Ireland plans is determined by the trustees in consultation with Coca-Cola Bottling Company (Dublin) Limited and their professional advisors. The investment objectives of these plans are to maximize investment returns over the long-term within the necessary constraints of prudence and caution. In order to achieve this goal, the plan’s assets are invested primarily in high quality equity holdings. Responsibility for day to day investment decisions such as stock selection is delegated by the trustees to the investment managers. The performance of the investment managers is monitored on a regular basis by the trustees.

There are no restrictions under local legislation regarding the type of assets that the plans may hold. However for the purpose of determining whether the plans meet the minimum funding standard specified under Irish legislation, it is not permissible to include assets invested in the sponsoring employer. There are also restrictions relating to large holdings in individual stocks. The broad investment strategy at

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

10.   Employee Benefit Obligations (Continued)

December 31, 2006 is to hold approximately 74% in equities, 17% in bonds, 7% in property and 2% in cash.

To develop our expected long-term rate of return assumptions, the Company, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2006 net periodic pension cost for the plans was 5.04%.

Cash Flow

(in millions of euro)
Estimated future benefit payments
2007	4.7
2008	11.8
2009	11.9
2010	14.3
2011	17.3
Years 2012-2016	108.1

The Company plans to contribute €9.2 million to its pension plans in 2007.

The incremental effect of applying FASB Statement No. 158 on individual line items in the Consolidated Balance Sheet as at December 31, 2006, is as follows (in millions):

	Prior to AML* and FASB 158 Adjustment	Adjustment for AML* in accordance with FASB 87	Post AML* and pre FASB 158 Subtotal	Adjustment to initially apply FASB 158	After application of FASB 158
Employee benefit obligations	€(106.0)	€(16.1)	€(122.1)	€(33.9)	€(156.0)
Deferred income taxes (non-current liabilities)	(694.4)	4.1	(690.3)	7.2	(683.1)
Minority interest	(67.3)	—	(67.3)	2.3	(65.0)
Accumulated other comprehensive income	(163.6)	12.0	(151.6)	24.4	(127.2)
Total shareholders’ equity	(3,193.1)	12.0	(3,181.1)	24.4	(3,156.7)

*                    Additional Minimum Pension Liability

Defined contribution plans

The Company also sponsors defined contribution plans covering employees at five subsidiaries. The expense recognized in the income statement in 2006 for the defined contribution plans is €7.0 million (2005: €6.3 million, 2004: €6.5 million).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

11.   Restructuring

During 2006, the Company recorded restructuring charges of €68.8 million before tax, comprising cash restructuring charges of €53.0 million, accelerated depreciation of €6.3 million and impairment charges of property, plant and equipment of €9.5 million. The restructuring charges primarily relate to initiatives in Greece, Nigeria, Ireland and Croatia.

In Greece, the production in the Athens plant ceased on February 24, 2006. In addition, on March 10, 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. We undertook additional restructuring in Greece in December, following an organizational streamlining across the administrative support and logistic functions. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Greece, €16.6 million was recorded in cost of goods sold and €5.5 million in selling, delivery and administrative expenses.

In Nigeria, restructuring charges in 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria. In addition, our Nigerian operation is investing in a new production facility in Abuja, to further consolidate its leadership position and enhance its long-term competitiveness and growth. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Nigeria, €4.1 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

In Ireland, the project to develop a single all-island production facility is proceeding well. During 2006, we recorded €19.1 million of restructuring charges and €6.3 million of accelerated depreciation, mainly reflected in cost of goods sold. We expect to incur further cash charges of approximately €8.0 million, which have not been provided for at December 31, 2006, under FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

In Croatia, €5.1 million of restructuring charges have been recorded in 2006 in connection with the rationalization of the delivery function by outsourcing it to third party contractors. Of the total restructuring charges for 2006 (cash and non-cash) in Croatia, €1.3 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

A further €8.3 million of restructuring charges (cash and non-cash) were incurred in relation to other restructuring activities, of which €3.8 million were recorded in established countries, €2.3 million in developing countries and €2.2 million in emerging countries. Of the total restructuring charges discussed above, €5.4 million was recorded in selling, delivery and administrative expenses and €2.9 million in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	2006	2005
As at January 1	€9.0	€7.1
Arising during the year	53.0	10.1
Utilized during the year	(39.8)	(8.2)
As at December 31	€22.2	€9.0

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

12.   Impairment of Bottles

Following review of the Company’s three-year plan during the second half of 2006, management decided to accelerate the implementation of the refillable bottle strategy in the fourth quarter. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million. Of the total impairment charges recorded in 2006, €13.6 million was recorded in cost of goods sold and €1.5 million in selling, delivery, administrative expenses and other operating items.

13.   Assets Held for Sale

It is the Company’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece (refer to Note 11, Restructuring). As at December 31, 2006, the net book value of these assets was €1.8 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs, is expected to exceed their carrying value. These assets are recorded in ‘Other current assets’.

14.   Employee Share Ownership Plan

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

Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company’s matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders’ equity. The expense for 2006, 2005 and 2004 amounted to €3.0 million, €2.2 million and €2.1 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share. In 2006, the fair value of unvested shares held by the trust was €2.3 million (2005: €1.5 million) and the number of unvested shares was 76,280 (2005: 58,851).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

15.          Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows (in millions):

	Currency translation adjustments(1)	Derivative financial instruments gains (losses)	Minimum pension liability	Unrecognized losses and prior service cost	Unrealized gain on available- for-sale investments	Total
As at January 1, 2004	€12.2	€1.8	€(7.4)	—	€0.8	€7.4
Currency translation adjustment, net of applicable income taxes of €8.2 million	68.4	—	—	—	—	68.4
Change in fair value of derivatives, net of applicable income taxes of €0.6 million	—	(11.4)	—	—	—	(11.4)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.7 million	—	6.9	—	—	—	6.9
Change in minimum pension liability, net of applicable income taxes of €0.7 million	—	—	(3.4)	—	—	(3.4)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €0.1 million	—	—	—	—	0.3	0.3
As at December 31, 2004	80.6	(2.7)	(10.8)	—	1.1	68.2
Currency translation adjustment, net of applicable income taxes of €(4.2) million	91.2	—	—	—	—	91.2
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	(0.1)	—	—	—	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	2.3	—	—	—	2.3
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	(1.3)	—	—	(1.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	1.0	1.0
As at December 31, 2005	171.8	(0.5)	(12.1)	—	2.1	161.3
Currency translation adjustment, net of applicable income taxes of €2.3 million	(11.8)	—	—	—	—	(11.8)
Change in fair value of derivatives, net of applicable income taxes of €0.1 million	—	(0.3)	—	—	—	(0.3)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	0.5	—	—	—	0.5
Change in minimum pension liability, net of applicable income taxes of €(0.2) million	—	—	0.1	—	—	0.1
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.6) million	—	—	—	—	1.8	1.8
Adoption of FASB Statement No. 158
Minimum pension liability adjustment, net of applicable income taxes of €(4.1) million	—	—	12.0	—	—	12.0
Unrecognized losses and prior service cost, net of applicable income taxes of €10.3 million	—	—	—	(36.4)	—	(36.4)
As at December 31, 2006	€160.0	€(0.3)	€—	€(36.4)	€3.9	€127.2

(1)             Includes amounts related to equity method investees

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies

Leases

The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment included the following amounts for leases that have been capitalized at December 31 (in millions):

	2006	2005
Land and buildings	€22.6	€11.6
Plant and equipment	133.7	82.0
Less amortization	(41.6)	(31.1)
Total leases	€114.7	€62.5

The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006 (in millions):

	Capital leases	Operating leases
2007	€39.0	€31.4
2008	32.8	28.6
2009	27.4	24.3
2010	12.7	17.1
2011	5.8	15.4
2012 and thereafter	9.7	12.3
Total minimum lease payments	127.4	€129.1
Amounts representing interest	(11.3)
Present value of net minimum lease payments	€116.1
Long-term portion of capital leases	€82.2
Current portion of capital leases	33.9
Total capital leases	€116.1

Rental expense for operating leases of property was €21.6 million and for plant and equipment was €28.7 million in 2006. The rental expense for the two classes of assets was €20.5 million and €21.8 million in 2005 and €18.5 million and €28.0 million in 2004, respectively.

Security over assets

Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies (Continued)

Other

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Group was served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case. The Group believes that it has substantial legal and factual defenses to the Authority’s decision.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On March 10, 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organizations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees for 2005. This Ordinance was subsequently amended. As a result of this amendment, the Company believes that its Bulgarian subsidiaries have no further liabilities for waste recovery fees for 2005.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. The

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies (Continued)

Company has made a provision for €2.7 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The Company’s tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

At December 31, 2006, the Company had capital commitments over the next year of €167.1 million (2005: €73.9 million, 2004: €60.4 million).

At December 31, 2006, the Company had commitments to purchase €181.4 million (2005: €336.6 million, 2004: €167.0 million) of raw materials over the next years.

17.   Financial Instruments

Derivative Financial Instruments

The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate

The Company uses interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting the Company’s €500.0 million in 2006 (2005: €733.0 million) fixed-rate debt to a floating rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The notional amount of the swaps is €500.0 million in 2006 (2005: €733.0 million). During both 2006 and 2005, the Company used a combination of interest rate swaps and currency swaps to convert the Company’s US$500.0 million and US$400.0 million notes issues in the US market from fixed-rate US dollar denominated debt to a floating-rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate swap agreements are classified as current or non-current depending on an assessment of the period over which they are expected to be held.

During the year ended December 31, 2006, the Company recognized €0.1 million of net losses related to interest rate swaps which did not qualify for hedge accounting (2005: net losses of €3.0 million, 2004: net losses of €1.5 million). All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, respectively.

Over the period 2003 to 2004, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the statement of income through the option revaluation process. The Company has benefited from lower interest costs and, consequently, recognized a gain of €0.4 million (2005: a loss of €1.4 million, 2004: a loss of €4.2 million) in relation to these items in the statement of income within interest expense.

Foreign Currency

The Company is exposed to the effect of foreign currency risk on expenditures and sales that are denominated in a currency other than the functional currency of the operation with the exposure. From time to time, the Company uses forward and option contracts to hedge a portion of its anticipated foreign currency denominated expenditures and sales. All of the forward and option exchange contracts have maturities of less than one year after the balance sheet date.

At December 31, 2006, the Company had recorded €0.3 million of unrealized gains in accumulated other comprehensive income (2005: €2.6 million unrealized losses), as a result of the hedge contracts, which, if realized, will be recorded in operating expenses and net sales revenue, when the underlying transaction affects operating results. The net fair values of the forward and option contracts, including embedded derivatives, of €2.6 million and €2.1 million at December 31, 2006 and 2005, respectively, are included within other current assets and other current liabilities.

During 2003, the Company purchased cross currency swaps to cover the currency risk related to the US$500.0 million and US$400.0 million notes (refer to Note 8, Long-term Debt and Short-term Borrowings). At December 31, 2006, the fair value of the cross currency swaps represented a payable of €122.0 million (2005: €43.3 million). The cross currency swaps were recorded as a long-term liability, as the maturity of the instruments matched the underlying notes. The €78.7 million loss (2005: €99.8 million gain) on the cross currency swaps during 2006 was offset by the €78.7 million gain (2005: €99.8 million loss) recorded on the translation of the dollar denominated debt to euro.

Sugar

The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations. The outstanding sugar futures at December 31, 2006 correspond to the purchase of 17,000 metric tons of white sugar (2005: nil). At December 31, 2006, the Company recorded €10.3 million of losses in its cost of sales, as a result of the sugar futures contracts (2005: nil).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

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

Long and short-term debt:   The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair value. The fair value of the Company’s long-term debt is estimated using current market prices.

Foreign exchange forward and option contracts, interest rate swaps and options, cross currency swaps and commodity futures:   The fair values of the Company’s foreign exchange forward and option contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations.

The carrying amounts and fair value of the Company’s derivative financial instruments and long-term debt, at December 31 were as follows (in millions):

	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate swaps	€—	€—	€8.4	€8.4
Interest rate options	1.1	1.1	0.7	0.7
Foreign currency option contracts	—	—	0.1	0.1
Forward foreign exchange contracts	3.7	3.7	3.3	3.3
Total derivative assets (current)	4.8	4.8	12.5	12.5
Interest rate swaps	—	—	21.7	21.7
Total derivative assets (non-current)	—	—	21.7	21.7
Total derivative assets	€4.8	€4.8	€34.2	€34.2

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
Derivative liabilities:
Interest rate swaps	€0.1	€0.1	€—	€—
Foreign currency option contracts	0.2	0.2	—	—
Forward foreign exchange contracts	0.9	0.9	1.3	1.3
Total derivative liabilities (current)	1.2	1.2	1.3	1.3
Cross currency swaps	122.0	122.0	43.3	43.3
Interest rate swaps	10.8	10.8	1.6	1.6
Total derivative liabilities (non-current)	132.8	132.8	44.9	44.9
Total derivative liabilities	€134.0	€134.0	€46.2	€46.2
Long-term debt (including current portion)	€1,516.4	€1,520.5	€1,522.3	€1,531.2

The fair values of derivative financial instruments at December 31, designated as cash flow hedges were (in millions):

	2006	2005
Contracts with positive fair values:
Forward foreign exchange contracts	€0.1	€0.3
Contracts with negative fair values:
Foreign currency option contracts	€(0.1)	€—
Forward foreign exchange contracts	(0.3)	(0.8)
	€(0.4)	€(0.8)

Hedging Horizon

The Company is hedging its exposure to the variability of future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, for a maximum period of twelve months.

The fair values of derivative financial instruments at December 31, designated as fair value hedges were (in millions):

	2006	2005
Contracts with positive fair values:
Interest rate swaps	€—	€29.9
Forward foreign exchange contracts	0.5	—
	€0.5	€29.9

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

	2006	2005
Contracts with negative fair values:
Interest rate swaps	€(10.8)	€(1.6)
Foreign currency option contracts	(0.1)	—
Forward foreign exchange contracts	(0.5)	(0.5)
	€(11.4)	€(2.1)

The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, were (in millions):

	2006	2005
Contracts with positive fair values:
Interest rate swaps	€—	€0.2
Interest rate options	1.1	0.7
Foreign currency option contracts	—	0.1
Forward foreign exchange contracts	3.1	3.0
	€4.2	€4.0
Contracts with negative fair values:
Interest rate swaps	€(0.1)	€—
Forward foreign exchange contracts	(0.1)	—
Cross currency swaps	(122.0)	(43.3)
	€(122.2)	€(43.3)

18.   Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operated in 28 countries during 2006 (including our equity investment based in the Former Yugoslav Republic of Macedonia (‘FYROM’)). Financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of its segments presented have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. The accounting policies of the Company’s reportable segments are the same as those described in Note 1, Organization and Significant Accounting Policies.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.’s segments, nor are there significant export sales from Greece. The net sales revenue attributed to Greece in 2006, the Company’s country of domicile, is €599.5 million in 2006 (2005: €560.0 million, 2004: €599.4 million).

	2006	2005	2004
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,473.5	€2,261.8	€2,244.9
Developing	993.2	841.1	732.7
Emerging	1,905.5	1,531.0	1,224.3
	€5,372.2	€4,633.9	€4,201.9
Cash Operating Profit (COP)
Established	€366.1	€371.2	€368.5
Developing	142.8	116.9	105.0
Emerging	309.6	273.4	237.7
	818.5	761.5	711.2
Depreciation
Established	(125.9)	(120.1)	(119.1)
Developing	(66.1)	(68.9)	(64.4)
Emerging	(138.2)	(120.7)	(102.3)
	(330.2)	(309.7)	(285.8)
Impairment charges
Established	(13.3)	—	(3.6)
Developing	(4.1)	(0.9)	—
Emerging	(7.1)	—	—
	(24.5)	(0.9)	(3.6)
Amortization
Established	(0.6)	(0.1)	—
Developing	(0.1)	(0.1)	—
Emerging	—	—	—
	(0.7)	(0.2)	—
Stock option compensation
Established	(1.3)	—	—
Developing	(0.7)	—	—
Emerging	(2.0)	—	—
	(4.0)	—	—
Operating profit
Established	225.0	251.0	245.8
Developing	71.8	47.0	40.6
Emerging	162.3	152.7	135.4
	459.1	450.7	421.8

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

	2006	2005	2004
	(In millions, for the year ended December 31)
Interest expense
Established	(74.1)	(36.9)	(38.9)
Developing	(4.0)	(2.5)	(2.3)
Emerging	(14.1)	(12.3)	(3.4)
Corporate	(121.4)	(80.9)	(87.7)
Intersegment interest expense	127.3	76.4	65.4
	(86.3)	(56.2)	(66.9)
Interest income
Established	2.8	2.7	1.2
Developing	2.0	1.1	4.3
Emerging	2.5	1.6	1.7
Corporate	130.3	74.3	64.8
Intersegment interest income	(127.3)	(76.4)	(65.4)
	10.3	3.3	6.6
Income tax expense
Established	(43.4)	(70.3)	(27.5)
Developing	(15.5)	(11.8)	(9.8)
Emerging	(21.0)	(28.3)	(36.7)
Corporate	(9.3)	(1.4)	(3.4)
	(89.2)	(111.8)	(77.4)
Share of income of equity method investees
Established	(0.3)	—	—
Developing	(0.2)	—	—
Emerging	25.3	23.9	5.2
	24.8	23.9	5.2
Subtotal	318.7	309.9	289.3
Reconciling items:
Other income	0.4	2.5	4.2
Other expense	(0.1)	(3.0)	(8.3)
Minority interests	(4.8)	(10.5)	(13.1)
Net income before cumulative effect of accounting change	€314.2	€298.9	€272.1

	2006	2005	2004
	(In millions, for the year ended December 31)
Capital expenditure
Established	€183.5	€107.9	€108.1
Developing	94.1	77.4	74.9
Emerging	282.4	242.2	177.8
	€560.0	€427.5	€360.8

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

	2006	2005	2004
	(In millions, as at December 31)
Investments in equity method investees
Established	€1.1	€0.3	€0.3
Developing	1.6	1.8	0.3
Emerging	314.2	292.1	59.9
	€316.9	€294.2	€60.5

	2006	2005	2004
	(In millions, as at December 31)
Total assets
Established	€3,789.4	€3,625.6	€3,538.6
Developing	1,426.6	1,312.4	1,260.2
Emerging	1,987.1	1,741.9	1,187.9
Corporate / intersegment receivables	84.5	54.9	(8.1)
	€7,287.6	€6,734.8	€5,978.6

The long-lived assets attributed to Greece as at December 31, 2006, the Company’s country of domicile, were €189.4 million (2005: €194.3 million and 2004: €203.1).

19.   Shareholders’ Equity

Issued Capital and Additional Paid-in Capital

On December 20, 2006, the Company’s board of directors resolved to increase the share capital of the Company by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €22.5 million. This was recorded as €0.7 million to issued capital and €21.8 million to additional paid-in capital.

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

Retained earnings

Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €31.5 million (2005: €28.0 million).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

19.   Shareholders’ Equity (Continued)

At December 31, 2006, an amount of €80.1 million (2005: €55.3 million) of the total retained earnings balance related to the Company’s share of income from equity method investments.

20.   Stock Option Compensation Plans

The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee’s performance and level of responsibility. Options are granted at an exercise price of the average price of the Company’s shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock options are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

At the Annual General Meeting in June 2005, shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for up to a maximum of 4,950,000 shares, subject to approval of the Board of Directors. Under this authorization, the Board of Directors approved in December 2006 the grant of stock options for 1,010,800 shares. In March 2006, a grant of stock options for 50,000 shares was approved. In June 2006, a new grant of stock options for 30,000 shares was also approved.

During 2006, the Board approved an amendment to the rules of all Company’s stock option compensation plans. In accordance with the amendment, in the event of an equity restructuring, the Company shall make an equitable adjustment to the terms of the stock options. The incremental fair value granted as a result of this modification is nil.

Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by Statement No. 123. Stock based compensation was included as a pro forma disclosure in the financial statement notes.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, stock option compensation cost in 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as at January 1, 2006, and (2) all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123 (R). Compensation expense recorded for the year ended December 31, 2006 for all stock options was €4.0 million and out of this amount €2.1 million was related to stock options vested in 2006. Results for the prior period have not been restated. The change from applying the original provisions of Statement No. 123 to adoption of Statement 123 (R) didn’t have an impact on basic and diluted earnings per share.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

20.   Stock Option Compensation Plans (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company’s stock options plans in the years ended December 31, 2005 and December 31, 2004 (in millions, except per share data).

	2005	2004
Net income as reported	€298.9	€272.1
Add: Stock option employee compensation expense included in net income, net of applicable income tax	0.1	—
Deduct: Total stock option compensation expense determined under fair value based method for all awards, net of applicable income tax	(3.6)	(4.3)
Pro forma net income	€295.4	€267.8
Earnings per share:
Basic—as reported	€1.25	€1.15
Diluted—as reported	€1.25	€1.14
Basic—pro forma	€1.24	€1.13
Diluted—pro forma	€1.23	€1.13

The fair values of options granted in 2006, 2005 and 2004 were estimated using the binomial option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. We believe the binomial model more accurately reflects the value of the options compared to the Black-Scholes option-pricing model. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model did not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options. The fair value of each option grant was calculated on the date of grant with the following assumptions (weighted average):

Year ended December 31	2006	2005	2004
Weighted average fair value of options granted	€6.3	€5.7	€5.0
Risk free interest rates	4.3%	3.7%	5.0%
Expected volatility	20.8%	25.2%	25.9%
Dividend yield	1.0%	1.2%	1.5%
Expected life	4.1 years	4.8 years	5.1 years

Expected stock price volatility is based on the historical volatility of the Company’s stock, and the expected dividend yield is based on the Company’s most recent annual dividend payout and the market price of the Company’s share in Athens Stock Exchange on December 29, 2006. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the Company’s experience of early exercise.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

20.   Stock Option Compensation Plans (Continued)

A summary of stock option activity under all plans is as follows:

	Number of stock options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2006	3,847,059	€18.19
Granted	1,090,800	27.77
Exercised	(1,375,914)	16.45
Forfeited	(117,927)	19.07
Outstanding at December 31, 2006	3,444,018	€21.89	7.3	€26.6
Exercisable at December 31, 2006	1,619,745	€17.27	5.1	€18.9

The following table summarizes information on options outstanding:

	Exercise price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€23.32	fully vested	—	—	—	07.11.2008	233,218
Sub Plan 2	20.97	fully vested	—	—	—	09.29.2008	631
Sub Plan 3	17.06	fully vested	—	—	—	12.08.2009	180,848
Sub Plan 4	14.68	fully vested	—	—	—	12.12.2010	472,218
Sub Plan 6	14.53	fully vested	—	—	—	12.12.2011	220,810
2003 A Plan	12.95	fully vested	—	—	—	12.10.2012	28,500
2003-2004 Plan / 2003 Grant	16.76	fully vested	—	—	—	12.14.2013	99,334
2003-2004 Plan / 2004 Grant	18.63	two-thirds	12.03.2007	—	—	12.02.2014	354,791
2005-2009 Plan / 2005 Grant	23.30	one-third	12.02.2007	12.02.2008	—	12.01.2015	762,868
2005-2009 Plan / 2006A Grant	24.85	none	03.21.2007	03.21.2008	03.21.2009	03.20.2016	50,000
2005-2009 Plan / 2006B Grant	23.02	none	06.23.2007	06.23.2008	06.23.2009	06.22.2016	30,000
2005-2009 Plan / 2006 Grant	28.06	none	12.13.2007	12.13.2008	12.13.2009	12.12.2016	1,010,800
Total							3,444,018

The total estimated compensation cost related to non-vested awards not yet recognized is €7.8 million. We expect to recognize this compensation expense over the weighted average period of 1.65 years. The Company has a policy of issuing new shares upon stock option exercise.

21.   Stock Appreciation Rights

The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights (‘SARs’), based on an employee’s performance and level of

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

21.   Stock Appreciation Rights (Continued)

responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of the Company’s shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Stock appreciation rights are approved by the Board of Directors upon the recommendation of the Human Resources Committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees’ performance.

Prior to January 1, 2006, the Company measured the liability incurred under SARs at intrinsic value.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, we recognized the effect of initially measuring the liability at its fair value, net of any related tax effect, as the cumulative effect of a change in accounting principle amounting to €0.8 million. The liability will be remeasured at fair value at each reporting period and is recorded in ‘Accrued expenses’. For the year ended December 31, 2006, we recognized compensation expense of €1.0 million.

The option pricing model used was the binomial model. Expected stock price volatility is based on the historical volatility of the Company’s stock and the expected dividend yield is based on the Company’s most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the early exercise experience.

A summary of SARs activity under all plans is as follows:

	Number of SARs	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2006	531,482	€18.37
Exercised	(218,239)	16.86
Forfeited	(28,269)	21.54
Outstanding at December 31, 2006	284,974	€19.21	3.2	€3.0
Exercisable at December 31, 2006	274,306	€19.08	3.0	€2.9

The inputs used for the valuation of SARs are the same as those used for stock option compensation (refer to Note 20, Stock Option Compensation Plans) with the exception of risk free risk interest rates which were 4.1%.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

21.   Stock Appreciation Rights (Continued)

The following table summarizes information on SARs outstanding:

	Exercise price	Vesting status 2006	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998 A	€23.32	fully vested	—	—	07.11.2008	111,339
1999	17.06	fully vested	—	—	12.08.2009	80,035
2000	14.68	fully vested	—	—	12.12.2010	44,900
2001	14.53	fully vested	—	—	12.12.2011	23,700
2003	16.76	fully vested	—	—	12.14.2013	4,000
2004	18.63	two-thirds	12.03.2007	—	12.02.2014	10,000
2005	23.30	one-third	12.02.2007	12.02.2008	12.01.2015	11,000
Total						284,974

As at December 31, 2006, there was €0.04 million of total unrecognized compensation cost related to SARs, which is expected to be recognized over a weighted average period of 1.27 years. Total liability paid during 2006 in respect of the exercise of SARs was €2.0 million (2005: €0.7 million and 2004: €1.1 million).

22.   Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2006	2005	2004
Numerator:
Net income	€313.4	€298.9	€272.1
Denominator (number of shares):
Basic weighted average ordinary shares outstanding	240.7	238.3	237.0
Diluted effect of stock options	0.7	1.4	1.0
Diluted weighted average ordinary shares outstanding	241.4	239.7	238.0

23.   Other Income

Other income of €0.4 million in 2006 (2005: €2.5 million, 2004: €4.2 million) consists of gains on interest rate swaps that were not eligible for hedge accounting of €0.1 million, €0.2 million of exchange gains and €0.1 million of external dividends received (in 2005 gains on sale of financial investments of €2.1 million, €0.3 million of exchange gains and €0.1 of external dividends received, and in 2004, gains on interest rate swaps of €3.5 million and €0.7 of exchange gains).

24.   Other Expense

Other expense of €0.1 million in 2006 (2005: €3.0 million, 2004: €8.3 million) consists of losses on interest rate swaps that were not eligible for hedge accounting (in 2005: €3.0 million of losses on interest rate swaps and in 2004, exchange losses of €3.4 million and €4.9 million of losses on interest rate swaps).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions

The Coca-Cola Company

As at December 31, 2006, The Coca-Cola Company indirectly owned 56,741,386 shares in Coca-Cola Hellenic Bottling Company S.A. This represented 23.4% (2005: 23.6%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic Bottling Company S.A. to be a ‘key bottler’, and has entered into bottlers’ agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.’s territories. All the bottlers’ agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottlers’ agreements. The terms of the bottlers’ agreements grant Coca-Cola Hellenic Bottling Company S.A.’s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company S.A. is obliged to purchase all its requirements for concentrate for The Coca-Cola Company’s beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company’s discretion until 2023.

The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.’s countries. The Coca-Cola Company has authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €1,136.9 million, €994.9 million and €907.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €50.4 million, €39.8 million and €47.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2006, such contributions totaled €29.9 million as compared to €17.6 million and €21.1 million in 2005 and 2004, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2006, these contributions totaled €20.5 million, compared with €22.2 million and €25.9 million in 2005 and 2004, respectively. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company’s discretion, will not necessarily be the same from year to year.

In addition, support payments from The Coca-Cola Company for the placement of cold drink equipment were €83.3 million, €26.6 million and €15.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company purchased €0.8 million of fixed assets from The Coca-Cola Company in the year ended December 31, 2004. No fixed assets were purchased in the years ended December 31, 2006 and 2005.

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

During 2006, the Company sold €16.6 million of finished goods and raw materials to The Coca-Cola Company (2005: €11.8 million, 2004: €8.4 million).

Other income primarily comprises rent, facility and other costs of €2.0 million in 2006 (2005: €2.1 million, 2004: €1.7 million) and a toll filling relationship in Poland of €15.6 million (2005: €11.4 million, 2004: nil). Other expenses in 2006 relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €4.0 million in 2006 (2005: €1.4 million, 2004: €4.2 million). With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

In 2005, the Company received €6.4 million from The Coca-Cola Company for the sale of the water brand trademark, Bankia and €2.6 for the Bosnian water brand, Olimpija, which was sold in 2004.

At December 31, 2006, the Company had a total of €65.9 million (2005: €68.6 million, 2004: €45.1 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €110.8 million (2005: €92.0 million, 2004: €69.3 million).

Beverage Partners Worldwide

Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €73.0 million, €44.2 million and €27.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, the Company owed €6.5 million (2005: €2.4 million, 2004: €1.2 million) and was owed €1.4 million (2005: €0.4 million, 2004: €2.0 million).

The Kar-Tess Group

The Kar-Tess Group owned 71,848,182 shares in Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2006. This represented 29.7% (2005: 29.9%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Kar-Tess Group owns 44% of Frigoglass S.A. (refer to discussion below).

Frigoglass S.A.

Frigoglass S.A. is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has a 16.0% (2005: 16.0%) effective interest, through its investment in Nigerian Bottling Company plc. The Kar-Tess Group is a major shareholder of Frigoglass S.A. (refer to discussion above).

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

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

Purchases from Frigoglass S.A. and its subsidiaries amounted to €209.4 million, €143.8 million and €165.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2006, the Company owed €14.8 million (2005: €7.0 million, 2004: €17.6 million) and was owed €0.1 million (2005: €0.9 million, 2004: €0.7 million).

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2006, the Company purchased €11.5 million (2005: nil, 2004: nil) of finished goods and other materials and €7.0 million of fixed assets (2005: €9.9 million, 2004: €6.8 million) from Leventis Overseas and AG Leventis (Nigeria) plc, and incurred rental expenses of €0.2 million (2005: €1.1 million, 2004: €0.9 million). At December 31, 2006, the Company owed €2.0 million (2005: €2.2 million, 2004: €0.8 million) and was owed €0.1 million (2005: €0.2 million, 2004: €0.1 million).

Plias S.A.

Plias S.A. is related to the Company by way of some common shareholdings. In 2006 and 2005, the Company made no sales of finished goods (2004: €3.8 million) to Plias S.A. In 2006, the Company made no purchases of finished goods (2005: €0.8 million, 2004: nil) and fixed assets (2005: nil, 2004: €2.3 million) from Plias S.A. At December 31, 2006, there were no receivables from (2005: €0.8 million, 2004: €11.3 million) and payables to (2005: €0.1 million, 2004: €5.7) Plias S.A. and its subsidiaries.

J&P Avax S.A.

J&P Avax S.A. may be deemed related to the Company through Mr Leonidas Ioannou who is chairman of J&P Avax S.A. and was a member of the Company’s Board from January 1981 to July 2006. In 2006, the Company purchased €16.2 million of fixed assets from J&P Avax S.A. (2005: nil, 2004: nil). At December 31, 2006, the Company owed to J&P Avax S.A. €2.0 million (2005: nil, 2004: nil).

Other Coca-Cola bottlers

In 2006, the Company purchased €2.5 million of finished goods (2005: €0.8 million, 2004: €1.6 million) from, and incurred expenses of €1.6 million (2005: nil, 2004: nil) to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2006, the Company owed €0.4 million (2005: €0.2 million, 2004: €0.1 million) and was owed €0.4 million (2005: nil, 2004: nil).

Brewinvest S.A.

The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. In 2006 and 2005, the Company made no sales of packaging materials to (2004: €0.2 million) and no purchases of finished goods from (2005: €11.7 million, 2004: €11.3 million) Brewinvest S.A. At December 31, 2006, the Company owed €1.0 million (2005: €0.9 million, 2004: nil) to Brewinvest S.A. (refer to Note 3, Equity Investments).

Coca-Cola Hellenic Bottling Company S.A.
Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

Multon Z.A.O. group

The Company has a 50% interest in a joint venture, Multon Z.A.O. group, a juice producer in Russia. In 2006, the Company purchased €14.2 million of finished products (2005: €2.6 million), €1.1 million of raw materials (2005: nil) and €0.6 million of fixed assets (2005: nil) from Multon Z.A.O. group and sold raw materials of €0.6 million (2005: €1.6 million) and €1.8 million of fixed assets (2005: €6.4 million) to Multon Z.A.O. group. At December 31, 2006, the Company owed €22.6 million (2005: €10.9 million) to Multon Z.A.O. group (refer to Note 3, Equity Investments).

Fresh & Co d.o.o.

The Company has a 50% interest in a joint venture, Fresh & Co d.o.o., the leading producer of fruit juices in Serbia. In 2006, the Company issued a loan to Fresh & Co d.o.o., the balance of which was €22.9 at December 31, 2006 (refer to Note 3, Equity Investments).

26.   Subsequent Events

On April 23, 2007, the Company agreed to acquire 100% of Eurmatik S.r.l., a vending operator in Italy. The total consideration for the transaction is €15.8 million (including debt but excluding acquisition costs). The final purchase price is subject to certain adjustments. The transaction is also subject to regulatory approval.

27.   Subsequent Events (Unaudited) Occurring After the Date of Audit Report

On May 31, 2007, the Company announced the completion of the acquisition of 100% of Eurmatik S.r.l., a local full-line vending operator in Italy. Eurmatik S.r.l. has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. At this stage, the total consideration for the acquisition is €15.8 million with no debt assumed (excluding acquisition costs). The final consideration is subject to changes for final working capital adjustments. Transaction costs are approximately €0.5 million.