Form 20-F
period 2007-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2008-06-30
CIK 1190713

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
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

  Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2007, the close of the period covered by the annual report:

363,738,357 ordinary shares of nominal value €0.50 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing.

US GAAP ☒        International Financial Reporting Standards as issued by ☐        Other ☐
the International Accounting Standards Board

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17 ☐                Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

          Yes ☐                No ☒

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, "Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy, the effects of our recent acquisitions and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw and packaging materials and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, "Risk Factors" included elsewhere in this annual report.

        Although we believe that, as of the date of this annual report, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or for changes in our expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America ("United States") ("US GAAP"). This annual report includes our audited consolidated balance sheets as at December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.

        In 2002, the European Council adopted a regulation requiring European Union publicly-traded companies to prepare financial statements under International Financial Reporting Standards ("IFRS") effective for the fiscal year commencing January 1, 2005. In line with such European Union regulation, Greek legislation has provided that Greek publicly-traded companies prepare their statutory financial statements in accordance with IFRS as adopted by the European Union, with effect from January 1, 2005.

        In this annual report, references to "euro" and "€" are to the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its lawful currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = 340.75 Greek drachmas. The following countries in which we operate have also adopted the euro as their lawful currency: Austria, Cyprus, Italy, Montenegro, the Republic of Ireland, the Republic of Kosovo and Slovenia.

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3A, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, the translations of euro into US dollars have been made at a rate of €1.00 = $1.5626, being the exchange rate between the euro and the US dollar as of June 20, 2008.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, cash operating profit and reconciliation of net income to cash operating profit) set forth below for the five year period ended December 31, 2007 has been derived from our audited consolidated financial statements prepared in accordance with US GAAP. Our consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007, are included elsewhere in this annual report.

        We define cash operating profit ("COP") as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment charges, stock option compensation and amortization of intangible assets. COP serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under US GAAP. We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. COP, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summary financial information together with Item 5, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2007(1)	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$9,670.3	€6,188.6	€5,372.2	€4,633.9	€4,201.9	€4,017.5
Cost of goods sold	(5,709.7)	(3,654.0)	(3,282.3)	(2,749.9)	(2,500.9)	(2,443.6)
Gross profit	3,960.6	2,534.6	2,089.9	1,884.0	1,701.0	1,573.9
Selling, delivery, administrative expenses and other operating items	(2,928.6)	(1,874.2)	(1,630.8)	(1,433.3)	(1,279.2)	(1,196.0)
Operating profit	1,031.9	660.4	459.1	450.7	421.8	377.9
Cumulative effect of accounting change for SFAS No. 123(R), net of income taxes	—	—	(0.8)	—	—	—
Net income	774.3	495.5	313.4	298.9	272.1	231.9
Cash flow data:
Net cash provided by operating activities	1,157.7	740.9	693.1	545.2	489.7	579.4
Net cash used in investing activities	(1,157.1)	(740.5)	(586.5)	(585.1)	(328.1)	(416.2)
Net cash (used in) provided by financing activities	(172.7)	(110.5)	14.4	174.7	(167.6)	(220.7)
Balance sheet data:
Franchise rights, net	$3,120.2	€1,996.8	€1,997.4	€1,996.4	€1,987.4	€1,948.4
Share capital	284.2	181.9	121.0	120.3	119.1	118.5
Total assets	12,284.1	7,861.3	7,287.6	6,734.8	5,978.6	5,744.9
Net assets	5,532.7	3,540.7	3,156.7	2,923.3	2,561.0	2,256.3
Long-term debt, less current portion	2,301.4	1,472.8	1,516.4	1,278.4	1,424.6	1,302.9
Share and per share data:
Average ordinary shares outstanding(2)	363,135,006	363,135,006	361,100,202	357,490,133	355,437,287	355,012,388
Net income per ordinary share: basic(2)	$2.13	€1.36	€0.87	€0.84	€0.77	€0.65
Net income per ordinary share: diluted(2)	2.13	1.36	0.87	0.83	0.76	0.65
Cash dividends proposed per ordinary share(3)	0.39	0.25	0.21	0.20	0.19	0.13
Capital return declared per ordinary share(4)	—	—	—	—	—	1.33
Other operating data:
Unit cases volume	1,948.6	1,948.6	1,723.6	1,539.1	1,404.0	1,349.5
Cash operating profit (COP)	$1,610.3	€1,030.5	€818.5	€761.5	€711.2	€652.1
Ratio of earnings to fixed charges	5.4	5.4	4.4	6.5	5.6	5.4
Reconciliation of net income to cash operating profit:
Net income	$774.3	€495.5	€313.4	€298.9	€272.1	€231.9
Cumulative effect of accounting change for SFAS No. 123(R), net of income taxes of €0.2 million in 2006	—	—	0.8	—	—	—
Minority interests	18.8	12.0	4.8	10.5	13.1	11.0
Share of (income) of equity method investees	(31.3)	(20.0)	(24.8)	(23.9)	(5.2)	(4.3)
Income tax expense	137.0	87.7	89.2	111.8	77.4	83.9
Other expenses	0.9	0.6	0.1	3.0	8.3	7.1
Other income	(1.6)	(1.0)	(0.4)	(2.5)	(4.2)	(4.9)
Interest income	(16.7)	(10.7)	(10.3)	(3.3)	(6.6)	(11.5)
Interest expense	150.5	96.3	86.3	56.2	66.9	64.7

Operating profit	$1,031.9	€660.4	€459.1	€450.7	€421.8	€377.9
Plus:
Depreciation of property, plant and equipment	567.1	362.9	330.2	309.7	285.8	274.2
Impairment of property, plant and equipment	—	—	24.5	0.9	3.6	—
Stock option compensation(5)	9.1	5.8	4.0	—	—	—
Amortization of intangible assets	2.2	1.4	0.7	0.2	—	—

Cash operating profit (COP)	$1,610.3	€1,030.5	€818.5	€761.5	€711.2	€652.1

(1)
Convenience translation figures are translated at the June 20, 2008 noon buying rate for euro of €1.00 = $1.5626. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
As adjusted for the bonus share issuance. Our shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Stock Exchange. On November 8, 2007, the Athens Stock Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened for trading on an adjusted basis on November 14, 2007. The new shares were credited to the Dematerialized Securities System ("SAT") accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted net income per share when the stock split was effected.

(3)
The proposed dividends for the years ended December 31, 2003 to December 31, 2007 were declared and paid in the subsequent year.

(4)
As adjusted for the bonus share issuance. On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003, with the payment of certain related taxes. On October 1, 2003, our board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €1.33 per ordinary share to all of our shareholders (after adjusting for the one-for-two bonus share issuance on November 13, 2007). The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to our shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to our shareholders. The leveraged re-capitalization resulted in a capital return of €1.33 per ordinary share to all of our shareholders (after adjusting for the one-for-two bonus share issuance on November 13, 2007). The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. We issued these notes in September 2003, through our wholly owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, we made an exchange offer in order to affect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

(5)
Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123 (R), Share Based Payment, using the modified-prospective transition method. Further details can be found in note 20 of our consolidated financial statements.

Exchange rate information

        The table below shows the low, high, average and period-end noon buying rates for the years 2003 to 2007 in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2003	1.04	1.26	1.13	1.26
2004	1.18	1.36	1.24	1.35
2005	1.17	1.35	1.24	1.18
2006	1.19	1.33	1.26	1.32
2007	1.29	1.49	1.37	1.46

        The table below shows the low, high, average and period-end noon buying rates for euro for each month during the six months prior to the date of this annual report.

Month	Low	High	Average	End of Period
December 2007	1.43	1.48	1.46	1.46
January 2008	1.46	1.49	1.47	1.48
February 2008	1.45	1.52	1.48	1.52
March 2008	1.52	1.58	1.55	1.58
April 2008	1.56	1.60	1.58	1.56
May 2008	1.54	1.58	1.56	1.56
June 2008 (through June 20, 2008)	1.54	1.57	1.55	1.56

Dividend and dividend policy

        Our articles of association and Greek corporate law govern the payment of dividends. Dividends are paid to our shareholders out of net income. The relevant amounts are calculated based on our unconsolidated financial statements. Prior to the payment of any dividends, we are required by Greek law to allocate an amount of at least 5% of our adjusted after-tax net income (on an unconsolidated basis) to a statutory reserve account until this reserve equals at least one-third of our total share capital. The total amount to be distributed with respect to any financial year must not be less than 35% of our adjusted after-tax net income (on an unconsolidated basis), after first subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by us for a period exceeding ten (10) years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

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

        As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate also for our dividend policy to evolve for the benefit of our shareholders. Consequently, we proposed to the annual general meeting a dividend for 2007 of €0.25 per share, compared to a dividend of €0.32 per share (or €0.21 per share, as adjusted for the bonus share issuance) declared in respect of 2006, representing an increase of 17%. We will seek to maintain dividends within a pay-out ratio of 20-30% of income with an annual dividend per share increase.

        The following table shows the amounts paid or payable to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Per ordinary share(1)
					Total(2)
Year
	€	$	€	$(3)	€	$(3)
					(in millions)
2003	0.20	0.31	0.13	0.20	47.4	74.1
2004	0.28	0.44	0.19	0.30	66.7	104.2
2005	0.30	0.47	0.20	0.31	72.2	112.8
2006	0.32	0.50	0.21	0.33	77.5	121.1
2007	0.25	0.39	0.25	0.39	91.3	142.7

(1)
The dividend per ordinary share for 2003-2006 as adjusted for the one-for-two bonus share issuance on November 13, 2007. Although the total amount of dividends distributed does not change, the dividend per ordinary share does. The number of shares outstanding should be multiplied by 1.5 to reflect the one-for-two bonus share issuance. Hence, the dividend per share should be divided by 1.5.

(2)
Based on the number of ordinary shares in issue as of the dividend record date.

(3)
The US dollar amounts are based on the noon buying rate for euro on June 20, 2008, which was €1.00 = $1.5626.

        In December 2003, we made a capital return payment to our shareholders of €1.33 per ordinary share as part of a leveraged re-capitalization (adjusted for the one-for-two bonus share issuance on November 13, 2007). For additional information on the leveraged re-capitalization see "Selected Financial Data" above.

        In November 2007, we made a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. For additional information on the share capital increase see "Selected Financial Data" above, as well as Item 5, "Operating and Financial Review and Prospects—Major recent transactions".

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

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        You should carefully consider the risks and uncertainties described below. You should also refer to the other information set out in this annual report, including our audited consolidated financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company and any investment you make in our company. If these events occur, the trading price of our ordinary shares and ADSs could decline. Additional risks and uncertainties that do not currently exist, or that we are unaware of, may also become important factors that adversely affect our company and your investment.

Risks relating to our relationship with The Coca-Cola Company and The Kar-Tess Group

If The Coca-Cola Company exercises its right to terminate our bottlers' agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers' agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

        Our bottlers' agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 94% of our total sales volume in 2007. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottlers' agreements with The Coca-Cola Company covering each of our territories. The bottlers' agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

        We enter into bottlers' agreements with The Coca-Cola Company for each of our territories. Each of our bottlers' agreements has a fixed initial term. These agreements, the terms of which were extended with effect as of January 1, 2004 and most of which expire in December 2013, may be renewed, at The Coca-Cola Company's discretion, until 2023. Accordingly, our business is dependent on The Coca-Cola Company's willingness to renew our bottlers' agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottlers' agreements upon the occurrence of certain events. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for a description of the circumstances under which The Coca-Cola Company may terminate its bottlers' agreements with us. If The Coca-Cola Company exercises its right to terminate the bottlers' agreements upon the occurrence of certain events, or, if upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our net sales revenue will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers' agreements on terms at least as favorable to us as the current terms, our net sales revenue could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottlers' agreements in a manner that would make it difficult for us to achieve our financial goals.

        Our bottlers' agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our eleven countries that entered the European Union in either 2004 or 2007 in order to bring concentrate prices in those countries in line with the rest of the European Union. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottlers' agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Economic Area and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in some of our countries could give The Coca-Cola Company considerable influence over our profit margins and the results of our operations.

        There can be no assurance that The Coca-Cola Company's objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottlers' agreements to determine concentrate prices, to set maximum prices we may charge to customers outside the European Economic Area and to approve certain of our suppliers, in a manner that would make it difficult for us to achieve our financial goals.

The Kar-Tess Group and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        The Kar-Tess Group currently owns approximately 29.5% and The Coca-Cola Company currently indirectly owns approximately 23.3% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement that governs certain aspects of their relationship. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings during the term of the shareholders' agreement at over 50% and The Coca-Cola Company Entities have agreed to maintain their shareholding at no less than 22% of our outstanding share capital. Under their shareholders' agreement, The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, based on a ten-member board of directors, The Coca-Cola Company would be represented by two directors and The Kar-Tess Group would be represented by four directors. The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board of directors in the event the number of directors increases or decreases. The Kar-Tess Group and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2008. However, at any time the parties may jointly agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2008, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

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

        The interests of The Kar-Tess Group and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, The Kar-Tess Group and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and The Kar-Tess Group or which would otherwise benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on our relationship with The Kar-Tess Group and The Coca-Cola Company and Item 10B, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

Our success depends in part on The Coca-Cola Company's success in marketing and product development activities.

        We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company's consumer marketing activities, including The Coca-Cola Company's discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company's product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-carbonated soft drinks ("non-CSDs"), these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would, in turn, lead to a decline in our share of the non-alcoholic beverages market and sales volume and adversely affect our growth prospects.

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

Risks relating to our company and the non-alcoholic beverages industry

Weaker consumer demand for carbonated soft drinks could harm our revenues and profitability.

        We are a consumer products company and, as such, our success largely depends on our and The Coca-Cola Company's ability to respond to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including the ageing of the general population or other changes in demographics, changes in social trends, such as consumer health concerns about obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us, The Coca-Cola Company or other comparable companies or a downturn in economic conditions. Any significant changes in consumer preferences and any inability on our and The Coca-Cola Company's part to anticipate and react to such changes could result in reduced demand for our products and erosion of our competitive and financial position.

        At the present time, our revenues and profitability remain substantially dependent upon sales of our core carbonated soft drinks ("CSDs"), particularly in our established countries. Although per capita consumption of CSDs in our established countries has generally continued to increase, the rate of increase has slowed down in recent years. This weakening of consumer demand for CSDs can be explained, in part, by demographic trends. Teenagers and young people account for the majority of CSD consumption in our established countries. Currently these countries are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume CSD products.

        Another trend adversely affecting growth in CSD consumption in our established countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive non-CSD beverages such as juices, waters, teas, sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of these alternative beverages is growing at a faster rate than consumption of CSDs. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could materially and adversely affect our prospects for future profitable growth in the CSD category.

        If any of these trends impedes profitable growth in consumption of our core CSD brands, this could severely impair our business and prospects.

Our growth prospects may be harmed if we are unable to expand successfully in the non-CSD segment.

        We believe that the non-CSD category offers significant growth potential. We intend, together with The Coca-Cola Company, to continue to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to spend significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that The Coca-Cola Company will successfully develop and promote new non-CSD brands or that we will be able to increase our sales of new non-CSD products. If we are unable to continue to expand in the non-CSD category, our growth prospects may be materially and adversely affected.

Our sales may be impacted by the health and stability of the general economy.

        Unfavorable changes in general economic conditions, such as economic slowdowns, increases in unemployment and increases in inflation, may reduce demand for our products. Moreover, even if overall demand remains unaffected, unfavorable economic changes could cause consumers to shift away from higher-margin products and packages sold through immediate consumption channels to lower margin products and packages sold through alternative channels, adversely affecting our price realization and gross margins.

        Consumers' disposable income appears to have come under pressure in several of our key markets in the second quarter of 2008 as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally have also, we believe, begun to adversely affect consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and price realization strategies in certain of our key markets may be adversely affected for an indeterminate period of time.

Miscalculation of infrastructure investment needs could impact our financial results.

        Our projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialize. We have, in recent years, substantially increased investment in production capacity and sales and distribution infrastructure, particularly in our key emerging countries. Such infrastructure investments are generally long-term in nature and it is possible that investments made today may not generate the returns we expect due to future changes in the marketplace. Significant changes from our expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect our financial results.

Technology failures could disrupt our operations and negatively impact our business.

        We increasingly rely on information technology systems to process, transmit and store electronic information. For example, our production and distribution facilities and inventory management all utilize information technology to maximize efficiencies and minimize costs. Furthermore, a significant portion of the communication between personnel, customers and suppliers depends on information technology.

        If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. As with all companies, our information technology systems may also be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although we have security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, such measures may not have effectively implemented or may not be adequate to ensure that our operations are not disrupted.

Disruptions to our supply or distribution infrastructure could adversely affect our business.

        We depend on effective supply and distribution networks to obtain necessary inputs for our production processes and to deliver our products to our customers. Damage or disruption to our supply or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products.

        Although the risk of such disruptions is particularly acute in our emerging countries, where distribution infrastructure is relatively undeveloped, our developed and established country operations are also subject to such risks. In Greece, for example, which is one of our key markets, a 12-day general transportation strike in May 2008 limited our ability to fulfill customer orders for several weeks ahead of our high selling season, particularly in our higher margin immediate consumption channels.

        To the extent we are unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse affect on our business and results of operations.

The lack of institutional continuity and safeguards in our emerging and developing countries could adversely affect our competitive position, increase our cost of regulatory compliance and/or expose us to a heightened risk of loss due to fraud and criminal activity.

        Whilst some of our emerging and developing countries are in the process of transitioning to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in our established countries. As a result, in these countries we are exposed to regulatory uncertainty in areas such as customs duties for concentrate, which could increase our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

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

        Finally, we operate in some countries where corruption has historically been a problem. It is our policy to comply with the US Foreign Corrupt Practices Act and similar regulations. This may put us at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations. In addition, in some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity, even though we review our financial systems regularly in order to minimize such losses.

Adverse economic conditions in our emerging and developing countries could adversely affect demand for our products.

        From time to time some of our emerging and developing countries have experienced difficult economic conditions, including relatively low levels of per capita gross domestic product ("GDP"), high inflation or hyper-inflation and high levels of unemployment. In particular, Nigeria has faced political, social and economic unrest in recent years, including prolonged strikes and several fuel shortages, which all together adversely affected our sales volume in that country. Nigeria continues to face the risk of political, social and economic instability. In addition, certain of our emerging and developing countries continue to remain subject to economic volatility from time to time.

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

        Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the European Union, is also subject to European Union competition law. The admission in 2004 and 2007 to the European Union of eleven of the European countries in which we operate has increased the impact of European Union competition law on our business.

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

        The non-alcoholic beverages business is highly competitive in each of our countries. We compete with, among others, bottlers of other international or regional brands of non-alcoholic beverages, some of which are aggressively expanding in some of our territories. We also face significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by our competitors, or other changes in the competitive environment in our markets may cause a reduction in the consumption of our products and in our market share, and may lead to a decline in our revenues and/or an increase in our marketing or investment expenditures, which may materially and adversely affect our results of operations. Competitive pressure may also cause channel and product mix to shift away from our more profitable packages and channels, for example the immediate consumption channel.

        In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium CSD brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system. The entry into the European Union of all but one of our developing countries, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other European Union countries. In addition, the enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at lower prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

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

        We derive, particularly in our established countries, a large and increasing proportion of our revenues from sales of our products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. We expect such sales to continue to represent a significant portion of our revenues. Most of our countries are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers are expanding their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

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

Changes in how significant customers market or promote our products could reduce sales volumes.

        Our revenue is impacted by how large retailers, such as supermarket and hypermarket chains, and independent wholesalers market or promote our products. Revenue may, for example, be negatively impacted by unfavorable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Although we seek to engage our large retail and independent wholesale customers to achieve favorable product placement and in the development and implementation of marketing and promotional programs, our sales volumes, revenues and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of our products.

Contamination or deterioration of our products could hurt our reputation and depress our revenues.

        The contamination or deterioration of our products, whether actual or alleged, deliberate or accidental, could harm our reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of our products, the stocking and delivery of our products to retailers and wholesalers and the storage and shelving of our products at the final points of sale. Any such contamination or deterioration could result in a recall of our products and/or criminal or civil liability and restrict our ability to sell our products which, in turn, could have a material adverse effect on our business and prospects. These events, including incidents involving other bottlers of The Coca-Cola Company's products, could also materially and adversely impact our competitiveness and revenues by harming the reputation of The Coca-Cola Company's brands.

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

        Our results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of our operating companies.

        Water is the main ingredient in substantially all of our products. As demand for water continues to increase around the world and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints.

        Many of our other raw materials and packaging materials are also subject to price volatility due to changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors. Raw material and packaging costs have increased significantly in 2008 for several of our key inputs, including plastic resin, sugar, juice concentrates, oil and aluminum cans and we currently expect that such price increases will be sustained throughout 2008. Continued increases in the prices of these and other raw materials and packaging materials will increase our operating costs. Increased operating costs will depress our profit margins if we are unable to recover these additional operating costs from our customers. To some extent, derivative financial instruments and supply agreements can mitigate the effect of increases in raw materials and commodities costs, but they do not provide complete protection over the longer term. In addition, the hedging instruments we use establish the purchase price for commodities in advance of the time of delivery and, as such, it is possible that these hedging instruments may lock us into prices that are ultimately higher than the actual market price at the time of delivery.

        A sustained interruption in the supply of such materials could also lead to a significant increase in their price or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4B, "Information on the Company—Business Overview—Raw materials" and Item 5, "Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs" for additional information on our procurement of packaging and raw materials and the cost of raw materials.

Increase in the cost of energy could affect our profitability.

        We have experienced significant increases in fuel prices in recent months, primarily as a result of macro-economic factors beyond our control. We operate fleets of motor vehicles in some of our countries and use significant amounts of electricity, natural gas and other energy sources to operate our bottling plants. Continued increases in the price of fuel and other energy sources would increase our costs and, therefore, could negatively impact our profitability. While we are working to reduce fuel consumption, there can be no assurance that we will be successful in mitigating cost increases.

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

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of concentrate, which amounted to €1,205.1 million in 2007, are priced predominantly in euro and US dollars, while we currently sell our products in countries other than Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, the Republic of Kosovo and Slovenia in local currencies. Although we do use financial instruments to attempt to reduce our net exposure to currency fluctuations, there can be no assurance that we will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long term. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted within certain limits or for specified purposes established by their governments. These countries represented 30.6% of our net sales revenue in 2007. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries.

Such controls may have a material adverse effect on our profitability or on our ability to repatriate profits that we earn out of these countries.

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

        Some environmental laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material. A number of governmental authorities in the countries in which we operate have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or otherwise adversely impact our business and prospects. For additional information, see Item 4B, "Information on the Company—Business Overview—Environmental matters".

        In addition, we are subject to a broad range of environmental, health and safety laws and regulations in each of the countries in which we operate. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If we fail to comply with applicable environmental standards, we may face liabilities. In the event of pollution, potential liabilities could be greater for gradual pollution for which insurance policies are not readily available in the insurance market or for any other events of pollution not arising from sudden, identifiable, unintended and unexpected circumstances for which we have secured insurance coverage.

        Environmental regulations are becoming more stringent in many of the countries in which we operate. In particular, governments and public interest groups are becoming increasingly aware of and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions, as well as our own commitment to social and environmental responsibility, might require increased investment in energy conservation and emissions reduction technologies, both at the production stage and in cooler infrastructure, which may result in increased capital expenditure, greater operating costs, or both.

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

        Under our bottlers' agreements with The Coca-Cola Company, we are responsible for the importation of concentrate for The Coca-Cola Company's trademarked beverages in each of our countries. Customs authorities in Hungary, Romania, Poland, the Russian Federation and Belarus have in the past seven years challenged the product classification under which we have been importing this concentrate, arguing that a different classification applies. If such alternative classifications did apply, we would be required to pay additional customs duties in those countries for some past and for any future concentrate imports. The Hungarian, Polish, Russian and Belarusian customs authorities have since conceded that the current classification is accurate. However, there are still other similar cases pending before Romanian courts, some of which have ruled against our position. Customs authorities of other countries may also try to challenge the current importation classification. We continue to oppose any such attempts by local customs authorities to challenge the concentrate importation classifications by seeking court protection where necessary. However, we cannot assure that we will prevail in any relevant administrative or court proceeding. You should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information on these disputes.

Other risks relating to an investment in our ordinary shares or ADSs

You may not be able to enforce judgments against us or some of our directors or officers.

        We are incorporated under the laws of Greece. Substantially all of our assets are located outside the United States. In addition, the majority of our officers and directors are residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States upon these persons or enforce a US court judgment based on civil liabilities under the US federal securities laws against us or these persons. Courts outside the United States, including in Greece, may decide not to impose civil liability on us, our directors or our officers for a violation of the federal securities laws of the United States. In addition, there is uncertainty as to the enforceability in Greece of judgments of United States courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy, as determined by Greek courts. In addition, it is uncertain if a Greek court would apply the federal laws of the United States in any action brought before such court. You may therefore not be able to enforce certain US judgments in civil and commercial matters against us or some of our officers or directors.

Sales of substantial amounts of our ordinary shares by The Kar-Tess Group or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of our ordinary shares or ADSs.

        The Kar-Tess Group and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding at over 50% and The Coca-Cola Company Entities have agreed with The Kar-Tess Group to maintain its shareholding at no less than 22% of our outstanding share capital, during the term of their shareholders' agreement. The current term of the shareholders' agreement expires in December 2008, after which either group of parties may terminate it on three months' written notice. However, The Kar-Tess Group and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders' agreement. Under their respective shareholders' agreement, The Kar-Tess Group or The Coca-Cola Company Entities may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by The Kar-Tess Group or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

The euro/US dollar exchange rate could adversely affect the market price of our ordinary shares and the US dollar value of dividends we pay in respect of our ordinary shares and ADSs.

        The price of our ordinary shares is quoted in euro. Movements in the euro/US dollar exchange rate may affect the US dollar price of our ADSs and the US dollar equivalent of the price of our ordinary shares. We will calculate and pay any cash dividends in euro. As a result, exchange rate movements will affect the US dollar amount of dividends that you will receive from the Depositary if you hold ADSs.

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

        The principal trading market for our ordinary shares is the Athens Stock Exchange. The Athens Stock Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2007, the average daily trading volume on the Athens Stock Exchange was approximately €479.9 million and the average daily trading volume of our ordinary shares on the Athens Stock Exchange was approximately €8.7 million. By comparison, in 2006, the average daily trading volume on the Athens Stock Exchange was approximately €342.7 million and the average daily trading volume of our ordinary shares on the Athens Stock Exchange was approximately €5.3 million.

        In addition, stock markets in general, including the Athens Stock Exchange, can be highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9A, "The Offer and Listing—Offer and Listing Details" for additional information on the Athens Stock Exchange.

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

        For additional information on these and other aspects of Greek corporate law and our articles of association, you should read Item 9C, "The Offer and Listing—Markets—Market regulation," Item 10A, "Additional Information—Share Capital" and Item 10B, "Additional Information—Memorandum and Articles of Association". As a result of these differences between Greek corporate law and our articles of association, and US federal and state laws, in certain instances you could receive less protection as a shareholder of our company than you would as a shareholder of a US company.

ADS holders may not be able to exercise voting rights or receive distributions as readily as holders of ordinary shares.

        Holders of ADSs who would like to vote their underlying shares at our general meetings must instruct The Bank of New York as Depositary on how to vote these underlying shares. Neither we nor The Bank of New York as Depositary can guarantee that you will receive the notice for the general meeting or any voting materials provided by The Bank of New York in time to ensure that you instruct The Bank of New York to vote the ordinary shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that your vote may not be carried out in the manner intended and, in such instance, there is no recourse. In addition, you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impracticable for The Bank of New York to make them available to you.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. The shares of Hellenic Bottling Company S.A. were listed on the Athens Stock Exchange in July 1991 and it became one of the largest non-financial companies listed in Greece. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

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

        In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of The Coca-Cola Company, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. These territories consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of The Coca-Cola Company. As a result, immediately prior to its acquisition by Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc's acquisition by Hellenic Bottling Company S.A., The Coca-Cola Company held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest, while the remainder of Coca-Cola Beverages plc's shares were publicly held.

        Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of The Coca-Cola Company in the world at that time, based on sales volume. We retained our headquarters in Athens and our shares were listed on the Athens Stock Exchange, with secondary listings on the London Stock Exchange and the Australian Stock Exchange.

        On November 23, 2001, we purchased from The Coca-Cola Company all of its wholly owned and majority owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiary of Star Bottling Limited is LLC Coca-Cola HBC Eurasia following the merger of LLC Coca-Cola Vladivostok Bottlers in 2005. In addition, on the same date we also purchased The Coca-Cola Company's 40% interest in Coca-Cola Molino Beverages Limited, a company in which we already held the remaining 60%. As a result of this acquisition, we gained the exclusive rights to sell and distribute products of The Coca-Cola Company throughout the Russian Federation. On January 2, 2002, we completed the acquisition from The Coca-Cola Company of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

        On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of The Coca-Cola Company, as well as its own juice and dairy products. Following completion of the tender offer, we acquired 95.43% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited was subsequently delisted from the Cyprus Stock Exchange. Subsequent to the date of acquisition and up to December 31, 2006, we acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%. Effective March 28, 2008, we sold the "Lanitis" juice trademarks to The Coca-Cola Company.

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

        We acquired jointly with The Coca-Cola Company, Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves (July 2006).

        Lanitis Bros Limited, which we acquired in April 2006, also has a significant juice and dairy business in addition to its CSD business. We also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006) and Eurmatik S.r.l. (May 2007), a vending operator in Italy, as well as OOO Aqua Vision (September 2007), a company owning a newly constructed production facility in the Russian Federation.

        Most recently, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA (March 2008) for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

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

B.    Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of approximately 540 million people (including our equity investment in Brewinvest S.A.). In 2007, we sold approximately 1.9 billion unit cases, generating net sales revenue of €6.2 billion.

        Our products include CSDs, and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2007, CSDs accounted for 67% and non-CSDs accounted for 33% of our sales volume, as compared, respectively, to 71% and 29% in 2006 and 74% and 26% in 2005. We offer our products in a range of flavors and package combinations which vary from country to country.

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

        Under our bottlers' agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 94% of our total sales volume in 2007, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 36% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite, Coca-Cola light (which we sell in some of our countries under the diet Coke trademark) and Coca-Cola Zero. Our core brands together accounted for approximately 60% of our total sales volume in 2007. We also produce, sell and distribute a broad family of brands of other CSD and non-CSD products which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

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

  •
  Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.

  •
  Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia.

  •
  Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

Our strengths

World's leading brands

        We produce, sell and distribute Coca-Cola, the world's leading brand of non-alcoholic beverages in terms of sales volume and the world's most recognized brand. The other brands licensed to us by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world's five best selling non-alcoholic beverages in terms of sales volume.

Substantial scale benefits

        We are the largest bottler of products of The Coca-Cola Company in the world in terms of market capitalization (as at June 20, 2008) and the second largest in terms of net sales revenue. We operate in 28 countries with a total population of approximately 540 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

Key bottler of The Coca-Cola Company

        We are one of The Coca-Cola Company's key bottlers, reflecting our strategic importance within the Coca-Cola bottling system. We work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value to our shareholders over the long-term. However, The Coca-Cola Company could exercise significant influence over our profit margins by virtue of its rights under our bottlers' agreements to determine the price of concentrate we buy from The Coca-Cola Company and, to the extent permitted by local law, the maximum price we may charge to our customers outside the European Economic Area.

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

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2007, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual CSD consumption of approximately 100.5 servings per capita, compared to over 300 servings per capita in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for CSD consumption since there are larger numbers of young people who generally consume more CSDs.

Modern business infrastructure

        Since 2001, we have invested in excess of €2.7 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Our strategy

        Our strategic objective is to maximize shareholder value over time. Our management uses four key measures to evaluate our performance: profitable volume growth, growth in operating profit, growth in COP, and return on invested capital ("ROIC").

        In order to achieve this objective we have set the following six main priorities:

  •
  to increase our beverage categories in order to become a more diverse non-alcoholic beverage company;

  •
  to build brand equity in order to create value for customers;

  •
  to drive profitable package mix and exploit new channels in order to enhance margins;

  •
  to manage capital for growth and value;

  •
  to drive cost efficiency throughout our business; and

  •
  to create superior sustainable returns.

Building capabilities

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 45,500 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of our financial objectives and the creation of shareholder value.

        Operating across 28 countries has taught us that our local employees are in the best position to evaluate the particular circumstances of each market category in which we are active and address its specific needs. Accordingly, throughout our operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including our country and local managers. We believe that this fosters a high degree of innovation and responsiveness to our customers.

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

Broadening our product range

        Consumer preferences and demands are constantly evolving throughout our markets. In order to satisfy these demands, we continuously build on our strong family of brands by introducing new flavors and packages for our existing brands, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, particularly in non-CSD categories such as waters, juices, energy and sports beverages and other ready-to-drink beverages such as teas and coffees, we plan to continue to launch new products developed by The Coca-Cola Company and pursue our strategy of recent years to both acquire (whether alone or together with The Coca-Cola Company) and develop new local products to offer consumers more choice.

        Our strategy of acquiring and developing promising new products has been both active and we believe successful to date. For instance, we have acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and we have developed the NaturAqua mineral water brand in Hungary and the Olimpija water brand in Bosnia. Lanitis Bros Limited (April 2006) has a significant juice and dairy business in addition to its CSD business. Our most recent acquisition, OOO Aqua Vision (September 2007), provides us with the capability of producing a full range of non-alcoholic beverages in the key Moscow market, including CSDs, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks.

        Jointly with The Coca-Cola Company, we have also acquired Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy (July 2006).

        Most recently, as part of the same strategic objective of broadening our product range, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA (March 2008) for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

Improving efficiency and optimizing use of capital

        We have benefited in several ways from the increase in the size of our company over the past seven years:

  •
  by centralizing our procurement function, we have been able to reduce our costs of raw materials and packaging; and

  •
  by implementing best practices across the company, we have been able to improve our sales and distribution systems.

        We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. We also intend to continue to modernize our production and distribution infrastructure and invest in advanced information technology systems to enhance productivity.

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

Our products

        We produce, sell and distribute both CSD and non-CSD products under the brands of The Coca-Cola Company in all of our countries. We also produce, sell and distribute CSD products under the brands that The Coca-Cola Company acquired for certain countries from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to produce, sell and distribute these beverages in the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Serbia, Montenegro, Estonia, Lithuania and Latvia. In some of our countries, we produce, sell and distribute non-CSD products licensed by Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A. The Coca-Cola Company owns the trademarks for all products of The Coca-Cola Company that we produce, sell and distribute in each country in which we operate. As a result, we rely on The Coca-Cola Company to protect its brands in our markets.

        In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices in Greece and Italy, our mineral water, Avra, in Greece and Cyprus, our Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland and our Lanitis dairy products in Cyprus. We also distribute certain CSD and non-CSD products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

        In 2007, CSD beverages of The Coca-Cola Company accounted for 67% of our sales volume, non-CSD beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 27%, and other beverages, principally our Amita juices and Avra waters, accounted for approximately 6%. The following table sets forth our top five brands in 2007 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2007 as a percentage of total sales volume
Coca-Cola	36
Fanta	11
Sprite	7
Bonaqua/Bonaqa	7
Coca-Cola light	5

66

        We offer our beverages in both refillable and non-refillable packages and in a range of flavors designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished CSDs or non-CSDs to consumers in cups or glasses. The following table sets forth some of our most important products, including products that The Coca-Cola Company and third parties have licensed to us, products that we own and third-party products that we distribute.

Products licensed from The Coca-Cola Company (CSDs)	Products licensed from The Coca-Cola Company (Non-CSDs)	Products licensed from third parties(1)	Our own products	Third-party products distributed by us
Coca-Cola/Coke
Coca-Cola light/Coke
    light/diet Coke
Coca-Cola Zero/Coke
    Zero
Cherry Coca-Cola/
    Cherry Coke
Coca-Cola light with
    lemon/diet Coke
    with lemon
Vanilla Coke
Fanta
Fanta free
Fanta light
Sprite
Sprite light
Sprite Zero
Ali
Bajoru Gira
Beverly
Frisco
Fruktime
Kinley
Krest
Lift
Lilt
Limca
Linnuse
Mezzo Mix
Pilskalna
Viva	Acquarius
Bankia
Bistra
Bonaqa/Bonaqua/
    Bon-Acqua
BPM
Burn
Cappy
Dobry/Dobriy
Dobriy Mors
Dorna
Eva
Five Alive
Jurassic Well
Kropla Beskidu
Kruzhka I Bochka
Lanitis Juice
Limelite
Markusquelle
Matúšov Prameň
Mickey Mouse
Minute Maid
Multivita
NaturAqua
Nico
Oasis
Olimpija
PowerAde
Real
Rich
Römerquelle
Rosa
Valser
Yasli-Sad	Almdudler Dr. Pepper(2) illy(3) Nestea(4) Schweppes(2) Tuborg Soda(5) Tuborg Tonic Water(5) Valvert(6)	Amita Avra botaniQ(7) Deep River Rock Felicia(9) Fruice Frulite Lanitis Milk Lyttos Lilia(8) Lilia Frizzante(8) Next(9) Solaria(8) Su-Voce(9) Sveva(8) Tanora Toka(8) Vivien(8) Zelita	Amstel(10)
Appletiser
Bacardi(11)
Bacardi Breezer(11)
Bombay Sapphire(11)
Canada Dry
Chambord(12)
De Kuyper(11)
el Jimador(12)
Eristoff(11)
Evian
Finlandia(12)
Heineken(10)
Jack Daniel's(12)
Kaiser(10)
Martini(11)
Master(10)
MB Pils(10)
Pago
Pepe Lopez(12)
Red Bull
Schlossgold(10)
Sió
Southern Comfort(12)
Tuaca(12)
Woodford Reserve(12)

(1)
Our license from Beverage Partners Worldwide to produce, sell and distribute Black Ice Coffee and Nescafé Xpress was terminated in February 2008.

(2)
We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(3)
In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

(4)
We produce, sell and distribute Nestea under a license from Beverage Partners Worldwide.

(5)
We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(6)
We sell and distribute Valvert under a license from Nestlé S.A.

(7)
We acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on September 4, 2007. The trademark was sold on February 29, 2008 to the Multon Z.A.O. group, a joint venture operated by The Coca-Cola Company and ourselves.

(8)
These brands are owned by Fonti del Vulture S.r.l., a water company in Italy, which we purchased jointly with The Coca-Cola Company in July 2006.

(9)
These brands are owned by Fresh & Co, a juice company in Serbia which we purchased jointly with The Coca-Cola Company in March 2006.

(10)
We distribute Heineken products in the south-west region of the Republic of Ireland, Bulgaria and the Former Yugoslav Republic of Macedonia and Amstel products in Cyprus. In March 2008, we entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia.

(11)
In June 2008 we entered into an agreement with Bacardi-Martini to distribute Bacardi, Bacardi-Breezer, Bombay Sapphire, De Kuyper, Eristoff and Martini products in Hungary.

(12)
We distribute Brown-Forman Products in Hungary and Ukraine pursuant to distribution agreements entered into in January 2006 and April 2008 respectively.

Our operations

        Our territories encompass whole countries except Italy, where our territory encompasses the northern and central parts of the country, and Northern Ireland, the only region of the United Kingdom in which we operate.

        The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2007.

	Our CSD servings per capita in 2007(1)	Total CSD servings per capita in 2007(1)(2)	Our CSD category share in 2007 (%)(2)	Our total (CSD and non-CSD) volume (million unit cases) in 2007(3)(4)	Country (or, if different, territory) population (million) in 2007(5)	GDP per capita ($) in 2007(6)
Established:
Italy (Northern and Central)	110.6	215.3	51.4	257.1	38.8	36,202
Greece	196.4	255.7	76.8	159.7	10.7	29,339
Austria	176.0	391.3	45.0	86.6	8.2	45,567
Switzerland	168.5	307.4	54.8	78.4	7.6	55,912
The Republic of Ireland and Northern Ireland	256.2	448.6	57.0	75.2	5.9	57,177
Cyprus	202.9	354.6	57.2	15.6	0.8	26,873

Established countries(7)	149.8	271.6	55.2	672.6	72.0	39,928
Developing:
Poland	68.1	213.8	31.9	151.9	38.5	10,917
Hungary	135.0	288.3	46.8	88.4	9.9	13,936
Czech Republic	94.0	552.6	17.0	58.4	10.2	17,151
Croatia	122.7	196.7	62.4	29.2	4.5	11,435
Slovakia	56.5	371.3	15.2	20.5	5.5	13,746
Lithuania	47.9	161.2	29.7	10.3	3.6	10,757
Latvia	73.8	162.4	45.4	9.9	2.2	12,176
Estonia	92.7	170.0	54.5	7.5	1.3	16,274
Slovenia	60.2	163.8	36.8	5.8	2.0	22,952

Developing countries(7)	81.8	272.0	30.1	381.9	77.7	12,781
Emerging:
Russian Federation	32.8	164.0	20.0	351.7	140.7	9,140
Romania	123.8	230.9	53.6	178.9	22.2	7,462
Nigeria	20.8	35.9	57.9	149.8	138.3	1,206
Ukraine	27.3	147.4	18.5	91.6	46.0	3,055
Serbia and Montenegro	116.7	196.3	59.4	67.0	10.8	4,419
Bulgaria	139.2	476.8	29.2	62.5	7.3	5,454
Belarus	27.4	129.5	21.1	18.3	9.7	4,622
Bosnia and Herzegovina	71.1	130.1	54.6	15.0	4.6	3,220
Former Yugoslav Republic of Macedonia	92.9	220.5	42.1	11.7	2.1	3,637
Armenia	40.3	80.8	49.9	5.2	3.0	2,686
Moldova	23.6	56.5	41.7	6.5	4.3	977

Emerging countries(7)	38.0	124.3	30.6	958.2	389.0	4,952

All countries (pro forma)(7)	59.3	165.3	35.9	2,012.7	538.7	10,754

Plus: Exports				6.1
Less: Brewinvest S.A.(8)				(11.7)
Less: Multon Z.A.O. group(9)				(57.8)
Less: Fresh & Co(10)				(0.7)

All countries (reported)				1,948.6

Sources

        Information on total CSD servings per capita and our CSD category share has been obtained from CANADEAN, except for Nigeria and Armenia, for which such information cannot be obtained from CANADEAN. CANADEAN data is not available for Serbia and Montenegro separately. In addition, the following adjustments have been made to category share numbers:

  •
  Our CSD category share in Greece consists of our 72.7% share relating to products of The Coca-Cola Company and our 4.1% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from CANADEAN.

  •
  Our CANADEAN CSD category share in Austria includes both the category share relating to products of The Coca-Cola Company and to the Almdudler brand.

        Information on country or territory population and GDP per capita has been obtained from The World Factbook of the Central Intelligence Agency, except for the population of our Italian territory. The bottlers' agreement that we have been granted by The Coca-Cola Company in respect of Italy covers the northern and central regions of the country. As a result, the territory in which we distribute CSDs in Italy is limited to these regions. As the population of this territory cannot be obtained from The World Factbook of the Central Intelligence Agency, or other independent sources, we have calculated a figure based on our internal estimates.

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

        We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging countries, which still exhibit relatively low levels of CSD consumption per capita, as compared to our established and developing countries. For example, the population-weighted average servings of CSDs per capita was 124.3 in our emerging countries in 2007. In contrast, the population-weighted average servings of CSDs per capita was 271.6 in our established countries and 272.0 in our developing countries in 2007.

Established Countries

Introduction

        Our established countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries generally enjoy a high degree of political and economic stability and have substantially similar economic characteristics. In particular, they typically exhibit high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption.

        Established countries are characterized by high consumer sophistication, high net sales revenue per unit case, moderate rates of consumption growth for CSDs and a trend toward faster growth in consumption of non-CSDs, particularly waters and juices. We believe that the growth in consumption of non-CSDs, which some consumers perceive as being associated with physical well-being, health and fitness, is strongly influenced by current demographic trends, including an ageing and increasingly affluent population.

        The most important trend generally affecting the future consumption channel in our established countries is an increasing concentration of the retail sector. At the same time, we see many opportunities for further growth in the more profitable immediate consumption channel in these countries by extending our penetration of small retail outlets, specialized consumption venues and workplaces. Activation at the final point of sale is also a key focus of our sales and marketing efforts in these countries.

        We sell our products in our established countries through a combination of wholesalers and our direct delivery system. We continue to successfully expand our direct distribution capabilities, particularly in Italy.

        Over the years 2005 to 2007, we took certain initiatives to consolidate our manufacturing network by rationalizing facilities, through consolidation, relocating manufacturing lines, and streamlining our warehouses. The established countries most affected by these initiatives were the Republic of Ireland and Northern Ireland, Austria and Greece.

        Net sales revenue in our established countries amounted to €2,261.8 million in 2005, €2,473.5 million in 2006 and €2,634.5 in 2007 which accounted for 48.8%, 46.0% and 42.6% of our total net sales revenue in 2005 2006 and 2007, respectively.

Italy

        Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company in our franchise territory of northern and central Italy and the distribution of the water products of Fonti del Vulture S.r.l. across the whole of Italy. We acquired Fonti del Vulture S.r.l. in July 2006 jointly with The Coca-Cola Company.

        Our franchise territory for northern and central Italy encompasses approximately two-thirds of the Italian population. In the territory, we believe that we are one of the largest bottlers of non-alcoholic beverages and the leader in the CSD category in terms of sales volume, with a category share of 51.4% in 2007.

        Total volume for 2007 increased by 20.2% against 2006, or 3.3% excluding the acquisition of Fonti del Vulture S.r.l. CSDs grew by 4.5%, while non-CSDs (excluding water) declined by 2.6%. In 2007, we continued to focus on light products with the introduction of Coca-Cola Zero, as part of the My Coke campaign, and continued investment in Coca-Cola Light, Fanta Free and Nestea Light.

        In 2007, we continued to drive incremental profitable volume growth with single serve packages. In 2007, we introduced the sleek 0.33 liter can package for CSDs into the hotels, restaurants and cafés channel, which contributed to an 11.3% growth of sales in the can package, along with a 6.7% growth of sales of 0.5 liter PET bottles. Both packages contributed to an overall increase of 6.4% in single-serve packages (excluding Fonti del Vulture S.r.l.). The beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. In 2006, we completed the roll-out of our direct distribution system in the immediate consumption channel. While this initiative is part of a multi-year plan, the results have already been very positive, particularly in terms of improved distribution of our profitable single serve packages, such as 0.5 liter packages, and of our non-CSDs more generally. The growth in sales of 0.33 liter cans and 0.5 liter PET mentioned above was due in part to the continued success and development of our direct distribution system in the hotels, restaurants and cafés channel.

        2007 was the first full year following the acquisition of Fonti del Vulture S.r.l. and the full year volume growth of 20.2% for our Italian franchise territories as a whole was significantly driven by that acquisition. In particular, the main Fonti del Vulture S.r.l. Brand, "Lilia", delivered an annual growth of 26.3% on a comparable basis with volume growth in 0.5 liter PET bottles registering at 75.2%

        In May 2007, we successfully acquired 100% of Eurmatik S.r.l., an Italian vending company that has operated in the Italian market for more than 40 years. The acquisition allows us direct entry into the full line vending channel to further exploit CSD and non-CSD opportunities.

Greece

        We believe that we are the largest bottler of non-alcoholic beverages and the leader in the CSD category in Greece in terms of sales volume, with a 76.8% category share in 2007. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the CSD category with the core brands of The Coca-Cola Company, we have been very successful in the non-CSD category, where we are the leading producer of fruit juices with our Amita and Frulite brands and of water with our Avra mineral water and Lyttos brands. We believe that our significant and successful experience in the non-CSD category in Greece will be beneficial in our effort to achieve a leading position in the non-CSD category in other countries.

        In 2007, we achieved a sales volume of 159.8 million unit cases, which is our highest sales volume in Greece during any single year, and which was supported by the successful launches of Coca-Cola Zero, new launches under the Amita juice brand and a continuous improvement of market activation indicators.

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

        In order to further support the key channel of fragmented trade, in 2007 we introduced a new route-to-market model based on wholesalers in the Athens region. This new model seeks to build on our strategy of adopting the most effective means to ensure the full availability of our products in the marketplace and to build lasting relationships with outlet owners.

        Greece is a popular tourist destination. Our core consumers in the Greek islands are tourists. As a result, demand for our products in the Greek islands is concentrated during the tourist season from mid-April to September and varies from island to island based upon the nationality, age range and preferences of the tourists who typically visit each island. In February 2007, with the goal of expanding our infrastructure capabilities to sustain growth, we opened a new bottling plant on the island of Crete and closed the existing one.

        We have also developed different forms of marketing activities for different target consumers, with sponsorships, club advertisements, prize contests and instant win programs. In the Greek islands, we have implemented programs that focus on impulse consumption as well as the consumption habits of tourists.

        During the summer of 2007, we acted together with our employees to provide both financial and material support to victims of the disastrous wild fires which struck Greece. The Coca-Cola system donated approximately €2.0 million to the relief effort, along with 400,000 liters of drinking water and juices. We also engaged volunteers and our sales force to distribute food, clothing and medicines, and have pledged to help in the long-term environmental and economic recovery of the affected regions.

Austria

        We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 45.0% share of the CSD category in 2007.

        In addition to the core brands of The Coca-Cola Company, our CSD brands include Mezzo Mix and Almdudler, a popular national CSD product. In addition, Römerquelle is the second largest water brand in Austria and constitutes nearly 30% of our sales volume. Emotion, the flavored variant of Römerquelle, is the leading brand in the growing flavored water segment in Austria with a 62% share.

        The Austrian retail market is highly concentrated with two major retailers holding nearly a 70% market share. For sales in the immediate consumption channel, we rely on a combined direct and indirect service system with two key wholesalers servicing half of our Austrian hotel, restaurant and café customers. In line with our route-to-market strategy, we have continuously increased our efforts to activate all of our direct and a majority of indirect accounts to improve quality and availability in the profitable immediate consumption channel.

        One of our major initiatives in the future consumption channel included preparing for the introduction of a 1.5 liter PET CSD bottle to replace an obsolete 1.5 liter REFPET (refillable PET) bottle. We believe that the transition, which will be finalized in the first half of 2008, will improve the appearance of our packages in future consumption retail outlets and will provide added convenience to customers and consumers. Similarly, one of our major initiatives in the immediate consumption channel included the removal of all our premix machines from hotels, restaurants and cafés and their replacement with coolers. This initiative has improved product quality and reduced the cost of technical service. We also believe it has contributed to our increase in overall volume sold in hotels, restaurants and cafés of 5%.

        We have placed significant focus on our Römerquelle branded water products, with multiple innovations taking place around the brand, including new packaging, a new advertising campaign, the launch of a new Emotion variant, secondary placements in retail outlets and a major distribution drive in hotels, restaurants and cafés.

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 54.8% share of the CSD category in 2007.

        In addition to the core CSD brands of The Coca-Cola Company, our CSD brands include Kinley and our non-CSD brands include Valser mineral water, Nestea ice teas, Minute Maid, Mickey's Adventure juices and our range of PowerAde sports drinks. We believe that our mix of CSD and non-CSD products provides us with the appropriate beverage options to address the changing preferences and tastes of Swiss consumers with light CSD brands continuing to grow strongly. In 2007, we broadened our product portfolio in Switzerland by successfully introducing Coca-Cola Zero and Burn.

        During 2007, we continued to pursue our strategy of improving availability to Swiss consumers of our products by increasing our sales force and securing additional listings in key Swiss retailers. Furthermore, we invested heavily in the training and development of our sales teams, as well as in new marketing materials for marketplace activation. As a result, both our brand exposure and distribution and sales of single-serve packages improved significantly. In addition, marketing support for the Coca-Cola family of brands increased significantly in 2007 resulting in positive growth in terms of sales volume and category share.

        The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2007, we further implemented the wholesaler partner model, which has significantly improved the manner in which we interact with key customers. We continue to believe that this partnership model will be instrumental in providing us with better access to our customers and, ultimately our final consumers, in a cost effective manner.

The Republic of Ireland and Northern Ireland

        We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the CSD category in terms of sales volume, with a combined category share of 57.0% in 2007. As one of our established markets, the Republic of Ireland and Northern Ireland has been a very successful market for our diversification strategy. Our growth of water sales in 2007 was 8.6% making Deep River Rock the second largest water brand in terms of sales volume on the island of Ireland. We have also broadened our water product portfolio with the introduction of new still and sparkling flavor variants.

        In addition to the core CSD brands of The Coca-Cola Company, our brands in the Republic of Ireland and Northern Ireland include Dr. Pepper, Fanta Exotic and Fanta Ice Lemon. Sprite and Sprite Zero hold a 24.9% share of the lemon/lime segment.

        Our brands in the energy and sports drink categories include the energy drink Burn, which in 2007 was launched into licensed trade only, the energy drink BPM with a 5.0% share of the energy drink category and our range of PowerAde sports drinks with a 24.3% share of the sports drink category. In the juice category our brands include Fruice pure juice, Five Alive and Oasis. Our main water brand is Deep River Rock and we also hold a license to distribute Vittel throughout the Republic of Ireland and Northern Ireland. Our primary mixer brand in the Republic of Ireland and Northern Ireland is Schweppes, which is available in various flavors including tonic, soda and ginger ale, with a combined 80.4% share of the mixer category.

        In the Republic of Ireland and Northern Ireland, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. Smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2007. However, the market is experiencing consolidation as a result of the repeal of legislation prohibiting sales of products below cost, which is a pricing tactic often employed by large retailers.

        We have developed targeted initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy, we were able to successfully launch new products and packages and promote our water and juice brands within the immediate consumption channel during 2007.

        Our project to consolidate our three production facilities on the island of Ireland into one production plant at Knockmore Hill in Northern Ireland continued to progress during 2007. We have commissioned a significant amount of equipment at the Knockmore Hill site. Our two plants in the Republic of Ireland have been successfully shut down.

        On September 28, 2005, we acquired the second largest vending company in the Republic of Ireland, Vendit Limited. The acquisition has strengthened our route to market in the vending channel. It has also provided us with further growth opportunities and the ability to conduct market tests for new products before launching them across all channels.

Developing Countries

Introduction

        Our developing countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. All but Croatia entered the European Union on May 1, 2004. All our developing countries have market-oriented economies and have generally enjoyed political and economic stability in recent years following the implementation of significant structural reforms. Our developing countries generally have lower disposable income per capita than our established countries and continue to be exposed to economic volatility from time to time.

        Macroeconomic conditions have been positive in our developing countries over the last four years, with all countries experiencing positive real GDP growth. The entry of all of our developing countries, other than Croatia, into the European Union, has resulted in increased political and economic stability due to their gradual alignment with the principles, objectives and regulations of the European Union.

        Our developing countries are typically characterized by lower net sales revenue per unit case than in our established countries. The Coca-Cola Company's products were introduced in the early 1990s in most of our developing countries, where they have since become established premium brands. Consumers in some developing countries continue to move away from tap water and home made drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

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

        Net sales revenue in our developing countries amounted to €841.1 million in 2005, €993.2 million in 2006 and €1,186.0 million in 2007, which accounted for 18.2%, 18.5% and 19.1% of our total net sales revenue in 2005, 2006 and 2007, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 31.9% share of the CSD category in 2007. PowerAde is category leader in the isotonic drink category, while Nestea is category leader in the ice tea category. We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low, compared to most of our other developing markets.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Poland include Lift. Our water brands are Kropla Beskidu, Vita and Multivita. Kropla Beskidu, which was launched in 2004, has successfully become the fourth water brand in Poland in terms of sales volume. We also sell and distribute Cappy juice, Nestea ice teas, the range of PowerAde sports drinks and the energy drink Burn. Nestea ice teas, in particular, experienced significant growth during 2007 in the context of a rapidly growing ice tea category. Also Burn nearly doubled its share in the growing energy drinks market reaching a 5.3% category share in 2007.

        Economic conditions in Poland have been improving following its accession to the European Union with the economy growing at a rate of 6.5% in 2007. This trend has benefited consumer spending and, in turn, the sales of our products.

        During 2007, we continued investments in cold drink equipment and focused on increasing our activation efforts. In addition, we significantly reduced our cost per unit case while achieving our targets on maintaining and improving the quality of our products and production processes.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2007, we maintained our leadership in the CSD category, where we had a share of 46.8%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed CSD markets in Central and Eastern Europe, with a per capita consumption of 288.3 servings in 2007.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Hungary include Lift and Kinley and our non-CSD brands include NaturAqua mineral water. Other brands include the range of PowerAde sports drinks, Nestea ice teas, Cappy juice and the energy drink Burn.

        Key developments during 2007 included the continued successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua in Hungary, we are one of the leaders in the water category. During 2007, our Nestea ice tea sales increased significantly versus 2006 and we believe that we are the category leader in ice teas in terms of sales volume and net sales revenue. Our juices and juice drinks also experienced growth both in terms of existing packages and package/flavor extensions. At the end of 2007, we entered into the premium multiserve juice segment. In 2007, we launched the energy drink Burn in two package sizes in Hungary. During 2007, we continued to focus on increasing the proportion of our products that are packaged in smaller serving sizes, as smaller serving sizes tend to generate higher profit margins. In 2007, we also expanded our current Brown-Forman alcoholic beverage portfolio (Jack Daniels, Finlandia, Southern Comfort, Woodford Reserve, Pepe Lopez and Tuaca) with el Jimador tequila and Chambord liqueur in Hungary.

        Demand among Hungarian consumers for non-CSDs, such as mineral waters, juices and energy drinks, has been increasing. We intend to explore further growth opportunities in this category by introducing new products.

Emerging Countries

Introduction

        Our emerging countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. We seek to promote our products through a strategic combination of pricing, packaging and promotional programs taking into account local economic conditions.

        Most of our emerging countries are characterized by lower net sales revenue per unit case than our established and developing countries. Consumers in some emerging countries are moving away from tap water and home made drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of our emerging countries, consumers are showing particular interest in juices and branded waters.

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

        We believe that our emerging countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low consumption rates, population size (especially in the Russian Federation, Nigeria and Ukraine) and favorable demographic characteristics, notably the larger proportion of young people in countries such as Nigeria who typically consume a higher amount of CSD products.

        Bulgaria and Romania entered the European Union as of January 1, 2007, which we believe will gradually benefit their economies and provide additional safeguards of political stability.

        Net sales revenue in our emerging countries amounted to €1,531.0 million in 2005, €1,905.5 million in 2006 and €2,368.1 in 2007, which accounted for 33.0%, 35.5% and 38.3% of our total net sales revenue in 2005, 2006 and 2007, respectively.

Russian Federation

        We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and we believe we are the largest bottler of CSDs in the Russian Federation in terms of sales volume. Our share of the CSD category in the Russian Federation in 2007 was 20.0%. In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers, as well as Schweppes-branded mixer products. We have also performed a market test for the new product "Kruzhka I Bochka", which is a traditional malted beverage called "kvass" and is very popular among Russian consumers. Although we sold an insignificant volume of Kruzhka I Bochka in 2007, we are targeting sales of approximately 3.0 million unit cases in 2008. Kvas production requires special equipment and we are therefore using a third-party toll-filling scheme.

        Our juice brands in the Russian Federation include Rich, Nico, Dobry and Yasli-Sad, and are part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our other main non-CSD brand is Bonaqua water. We also sell and distribute Nestea ice teas, the energy drink Burn and the range of PowerAde sports drinks. Our non-CSD portfolio has demonstrated stable and strong growth in terms of sales volume and, at an even higher rate, stable and strong growth in terms of net sales revenues.

        On September 4, 2007 we acquired 100% of OOO Aqua Vision, a company owning a newly constructed production facility located in close proximity to Moscow. The plant has four production lines installed (including two aseptic lines), warehousing facility and office space. OOO Aqua Vision recently launched juice products under the "botaniQ" trademark which was also included in the transaction. On February 29, 2008, the "botaniQ" trademark was sold to the Multon Z.A.O. group of companies.

        In 2007, our sales volume of non-alcoholic beverages in the Russian Federation grew by 11.5% compared to 2006, due to economic improvement, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in sales and distribution infrastructure. The GDP of the Russian Federation has continued to grow and was $1.3 trillion in 2007, representing an 8.1% increase over 2006. The 2007 inflation rate of the Russian Federation of 12% exceeded the inflation rate of the previous three years and was driven by rising global energy and food prices and certain domestic events, including increased government expenditures in the first half of 2007 and a poor harvest during the summer of 2007. Despite the rise in inflation, the real income of Russian consumers grew in 2007.

        We are continuing to invest in our manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In 2007, the investment in these assets exceeded €132 million. We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising over 75 distribution centers in all key cities of the country. We are continuing to implement our distribution strategy for improving the availability of our products, in particular of our single-serve packages, across the country. We are also making progress in the integration of our sales and distribution systems with the Multon Z.A.O. group.

Romania

        We believe that we are the largest bottler of CSDs in Romania in terms of sales volume. Our share of the CSD category in Romania in 2007 was 53.6%.

        In addition to the core brands of The Coca-Cola Company, we also produce and sell the Dorna water brands and Nestea ice teas. In 2007, we launched Coca-Cola Zero and continued to expand our product offerings in the non-CSD categories by introducing new flavor extensions to our Nestea, Cappy and Fanta brands supported by strong marketing initiatives. We also introduced new packages for a number of our products in the water, juice and CSD categories.

        During 2007, business conditions in Romania continued to improve despite a degree of macroeconomic volatility. Real GDP growth was 5.9%, inflation increased to 6.6% and the current account deficit as a percentage of GDP increased to 14.2%. Romania became a member of the European Union as of January 1, 2007. The accession process required a vast array of reforms contributing to transparency and stability in Romania, including the harmonization of Romanian legislation with the European Union.

        As part of our strategy for Romania, we are continuing to invest in our production infrastructure in order to meet volume growth and to seek improved operating efficiencies by leveraging our strong country-wide distribution network, while maintaining our focus on customer relationships and quality throughout our business. During 2007, we also continued our infrastructure optimization initiative by installing two new PET lines (Dorna and Ploiesti) and closing the Bucharest plant.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 57.9% share of the CSD category in 2007. Our non-CSD brands are leaders in their respective categories, with a 40.4% market share in the juice category and a 59.0% market share in the water category. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2007, we owned 66.4% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

        In addition to the core brands of The Coca-Cola Company, our CSD brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product which we sell in parts of Nigeria. Our non-CSD brands include Eva packaged water, which is the leading water brand in Nigeria in terms of sales volume. Over the last three years, we have introduced new packages and variants in every category that we operate in.

        We believe Nigeria offers significant growth potential for our business. It is Africa's most populous country, with an estimated 138 million inhabitants. Its warm climate and young population are characteristics that offer significant growth opportunities for our CSD and non-CSD products. The GDP of Nigeria grew 6.3% in 2007. We expect that the federal government of Nigeria will continue to pursue economic reforms in order to accelerate economic growth. Due to the favorable demographic characteristics of Nigeria, we expect that our long-term business prospects there will continue to improve so long as the country continues to develop economically and per capita income continues to rise.

        The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. As a result, we manage our distribution directly, with the assistance of wholesalers and strategic distribution centers. We are working to make distribution more efficient by expanding our pre-selling system for high-volume outlets, strategic supply depots and key accounts. More than 60% of our sales are now generated through our pre-selling system. In addition, we are continuing to expand our dealer base selectively while helping our higher volume dealers improve their merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigerian consumer outlets, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

        Since 1999 we have established and maintained approximately 320 independent strategic distribution centers across Nigeria. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas more efficiently. In 2007, we began a pilot program to optimize our product penetration and distribution by using dedicated third party distributors. We plan to expand this program in the Lagos territory, the most populous region in Nigeria, during the course of 2008.

        We continue to upgrade and improve our bottling facilities. During 2006, we opened a new manufacturing plant in Abuja and closed our plants in Onitsha and Makurdi. As part of this reorganization, we reduced our employee headcount in Nigeria by 1,300. During 2007, we installed the first can packaging line for non-alcoholic drinks in Lagos and overhauled our returnable glass filling lines in the twelve other plants across the country. The continuing program to modernize our production and distribution facilities in Nigeria and the need to expand capacity in line with the expected growth of consumer demand will require further investment over the foreseeable future.

        We are committed to environmental development and sustainability. During 2007, we installed three additional effluent treatment plants, bringing the total facilities with effluent treatment plants to seven. We expect that all our production facilities will have operational effluent treatment plants by the end of 2009. As part of our commitment to civic and social responsibility in Nigeria, we have also engaged in a number of programs to assist local communities with environmental, healthcare and education efforts.

Sales and marketing

Brand and market development

        In all our countries, and particularly in our emerging and developing countries, we believe that significant opportunities exist to promote increased consumption of CSDs and non-CSDs. Initially, where beverage per capita consumption is low, we aim to develop these opportunities by executing brand-specific promotions and quality merchandising designed to encourage consumers to develop a preference for our brands, increase our consumer base and drive purchasing frequency. As beverage per capita consumption increases, we apply greater focus toward the development of specialized distribution channels (including workplace and leisure venues), with the overall objective of improving margins as well as increasing volumes.

        Generally, The Coca-Cola Company focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating the brand marketing strategy and media advertising design. Traditionally, the principal focus of The Coca-Cola Company has been on the Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite brands. However, we and The Coca-Cola Company are also committed to developing jointly and introducing into our markets new non-CSD products to satisfy the increasing demand for such products and maximize their growth potential. We plan to achieve this through the development of existing brands, such as Cappy, Nestea, PowerAde, the launch of new brands and acquisitions of new brands, such as Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia and Lilia and Lilia Frizzante in Italy.

        We develop our fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above, always seeking to expand consumption occasions and brand preference.

        We concentrate on executing customer marketing activities, which involves developing a strong relationship with customers, marketing at the point of sale and carrying out a broad range of promotional activities and merchandising. We support such market execution by conducting regular customer satisfaction surveys in our territories and by developing innovative materials for retail sales activation, including new racks, point-of-sale visuals and sales aids for our customers. We conduct market analyses to better understand unique shoppers and purchase occasions in different trade channels. This information is used to develop all of our non-alcoholic beverage categories at every point of sale. Finally, we also work closely with The Coca-Cola Company to develop annual sales, promotions and marketing plans for each of our established, developing and emerging countries.

        We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. The Coca-Cola Company's association with the World Cup also enables us to realize significant benefits from the unique marketing opportunities of one of the largest and most prestigious sporting events in the world.

        Our partnership with The Coca-Cola Company extends beyond sports and includes other very popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement our local initiatives, which involve active participation in a broad range of events, from musical and entertainment promotions to cultural and festive occasions, including a wide variety of national celebrations.

Revenue growth initiative

        As part of our effort to engage successfully in what we call our "revenue growth initiative", we seek to optimize our product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasize customer management. As a result of this approach, we have introduced new packages to attract new consumers in each of our product categories, developed immediate consumption channels in each of our territories by investing in cold drink equipment and put in place an employee training program together with The Coca-Cola Company for our employees, in which we emphasize revenue growth initiative principles. We also seek to identify good revenue growth practices in our territories based on actual results which we share with the other territories across our group.

Our sales and marketing organization

        In each of our territories, we tailor our sales and marketing strategy to reflect the level of development and local customs in the marketplace. We ensure that those closest to the market, our national and regional sales and marketing organizations, are responsible and accountable for successfully implementing that strategy. We believe that local sales forces are in the best position to evaluate the particular circumstances of each market and address its specific needs. Accordingly, we seek to encourage responsibility, flexibility and innovation at a local level.

        Our key sales and marketing personnel typically include:

  •
  the commercial director, who has overall responsibility for country specific sales and marketing activities;

  •
  the marketing manager, who has overall responsibility for the development of channel-specific plans and programs, marketing analysis and company-owned brand plans;

  •
  the key account managers, who are responsible for developing customer-specific plans and programs; and

  •
  the national sales manager who leads the sales organization.

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

        We then segment these two broad channels further into specific channels, such as hypermarkets, supermarkets, grocery stores, wholesalers, hotels, restaurants and cafés, entertainment centers and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, we strive to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time we also strive to satisfy our customers' service and business needs.

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

Immediate consumption

        Our immediate consumption channels include restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues, hotels and offices. Products sold in our immediate consumption channels typically generate lower volumes and higher margins per retail outlet than our future consumption channels.

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

        Our focus in emerging countries, such as the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of coolers. We also see opportunities to increase the availability of our products in our developing and established countries, where the existing infrastructure for drink equipment is more extensive. For instance, in our established markets we have targeted specific sub-channels of our impulse consumption channel, such as consumption at work.

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

        We deliver our products to the point of sale directly using our own fleet of vehicles or dedicated independent third-party carriers wherever it is appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of our countries we have been able to reach customers in areas where few adequate alternative distribution systems are available. In these countries, we believe that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how our products are presented to consumers. Direct delivery facilitates locally relevant marketing and allows us to analyze and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 260 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

        Our processed table waters, Eva and Bonaqua, are produced by stabilizing treated water with ozone, subsequently filled into glass and plastic packages for distribution. We add a certain mix and quantity of minerals supplied by The Coca-Cola Company to Bonaqua water as part of the production process. We also add carbon dioxide to carbonated Bonaqua products. For purposes of our Bonaqua production in Slovakia, only, we extract and bottle natural spring water from a water source. The majority of our water products other than Bonaqua are natural spring or mineral waters. We produce them by bottling water drawn directly from a water source or well using automated filling lines.

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

        Our dairy products are produced from fresh milk to which we apply a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on the final product and the final product is subsequently pasteurised. The surplus cream is transferred to another line, which is used only for cream pasteurization. The final products are filled into plastic bottles and distributed to the market place in chilled storage.

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

Quality assurance and food safety

        We believe that ensuring our products are safe and of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards in each of our countries with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging.

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems, ISO 9001 and The Coca-Cola Management System. We have implemented Hazard and Critical Control Points food safety programs to ensure the safety and hygiene of our products. During 2007, we continued implementing the new ISO 22000 food safety standard to our production facilities. By the end of 2007, we achieved certification of ISO 22000 in 20 of our 79 manufacturing facilities. This program will expand to additional manufacturing sites in 2008. Independent quality audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality and food safety management systems and to assure that all our key controls are independently validated. During 2007, 82 quality and 20 food safety audits of our 79 manufacturing facilities, comprising CSD and/or juice plants, milk and mineral water plants, including the plants of our joint ventures, were conducted by external agencies.

        We maintain a quality control laboratory at each production facility for testing raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottlers' agreements with The Coca-Cola Company, which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

        In addition, we regularly undertake quality audits in our distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2007, for example, we realized 19.9% of our sales volume in the first quarter, 28.2% in the second quarter, 29.0% in the third quarter and 22.9% in the fourth quarter.

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

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 45.2% of our total raw material costs in 2007. Under our bottlers' agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

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

        Recently, we have also experienced increases in some of our other raw material and packaging costs, including costs for PET, juice concentrates, oil and aluminum cans. We believe the cost increases in juice concentrates were in large part due to weather, crop failures and other local supply disruptions and those relating to PET, oil and aluminum cans were in large part due to changes in global supply and demand for these commodities and other market forces. We seek to hedge our exposure to aluminum price increases by entering into aluminum futures contracts with our suppliers. These contracts typically mature within one or two years. You should read Item 5B, "Operating and Financial Review and Prospects—Liquidity and capital resources—Market risk—Commodity price risk" for additional information on our hedging activities.

        In compliance with the quality standards prescribed by our bottlers' agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from approved third party suppliers.

        Our major cold drink equipment supplier is Frigoglass S.A. In 2007, we made purchases from Frigoglass S.A. totaling €91.4 million compared to €209.4 million in 2006 and €143.8 million in 2005. The purchases from Frigoglass S.A. in 2007 was comprised of €59.8 million for coolers and other cold drink equipment and spare parts and €31.6 million for raw and packaging materials and other purchases. This compares to €175.7 million for the purchase of coolers and other cold drink equipment and spare parts and €33.7 million for purchases of raw and packaging materials in 2006 and €88.0 million and €55.8 million, respectively, in 2005. The reduction in total purchases of €118.0 million from 2006 to 2007 was primarily a reflection of a €99.0 million reduction in direct purchases of coolers for the Russian Federation. Requirements for coolers in the Russian Federation are now being met by entering into finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to, had we purchased the coolers directly from Frigoglass S.A.

        The purchases of coolers from Frigoglass S.A. in 2007 represented 48.5% of our total cooler requirements. If cooler requirements for the Russian Federation are excluded, our 2007 purchases of coolers from Frigoglass S.A. represented 70.4% of our total cooler requirements. The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 and extended in June 2004, on substantially similar terms, to December 31, 2008, we have the status of a non-exclusive most favored client of Frigoglass S.A., and we are required to obtain at least 60% of our annual requirements of coolers, as well as other raw materials, from Frigoglass S.A. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationships with The Kar-Tess Group and Frigoglass S.A.

        We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company's concentrate, are centrally managed by our central procurement department.

        We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. You should read Item 3D "Risk Factors" for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

Competition

        The non-alcoholic beverages industry is highly competitive in each of our countries. Non-alcoholic beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, we face intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell lower quality CSDs and other non-alcoholic beverages at prices lower than ours, especially during the summer months. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system.

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

        We compete primarily on the basis of pricing, advertising, brand awareness, distribution channels, customer service, retail space management, customer marketing and customer point of access, local consumer promotions, package innovations, product quality and new products. One of the most significant factors affecting our competitive position is the consumer and customer goodwill associated with the trademarks of our products. The Coca-Cola Company plays a central role in the global marketing and brand building of its products. We rely on The Coca-Cola Company to enhance the awareness of The Coca-Cola Company's brands against other non-alcoholic international and local beverage brands.

        The diversity in consumer tastes, distribution channels and economic conditions in the different countries in which we operate, and even among the different regions of these countries, is one of the main challenges of our business. We adjust our competitive strategy to local market conditions so that our products remain attractive, widely available and affordable to local consumers.

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various European Union, national and local regulations. In particular, European Union regulation is increasingly important to us as approximately 61.3% of our 2007 sales volume was generated from our countries that are members of the European Union.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, at all of our plants manufacturing the products of The Coca-Cola Company we have adopted "The Coca-Cola Management System", which includes an environmental management system that is specific to the Coca-Cola bottling system, and have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our plants are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our plants and facilities. By the end of 2007, 56 of our 79 manufacturing plants had been certified to such standard by internationally recognized audit bodies. We anticipate that in 2008 an additional 6 manufacturing plants will achieve certification, in line with our plans to certify all of our plants over the next few years. We plan to achieve certification of newly acquired plants within two years.

        Independent environmental audits were completed in 77 of our 79 manufacturing facilities, comprising CSD and/or juice plants, milk and mineral water plants, including the plants of our joint ventures. Our other plants underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country-specific data. They meet on a regular basis to share best practices in this area in order to better manage environmental control processes across the group.

        In addition, we have implemented waste minimization and environmental management programs with respect to several aspects of our business, including usage of raw materials, energy consumption and water discharge. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Achieving compliance with applicable standards and legislation may require plant modifications and capital expenditure, such as the installation of waste water treatment plants, and we have in place an active program to ensure that we fully comply with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

        European Union legislation requires each member state and accession candidate to implement the European Union directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The European Union packaging directive relates to all types of packaging and its primary objective is the minimization of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

        In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The original directive of 1994 required that these targets be achieved by 2001 (2006 for Greece, the Republic of Ireland and Portugal), at which point the targets were also scheduled to be reviewed. Due to the late transposition of the directive into national laws of some member states and the need to evaluate experiences and the costs and benefits of revised, second-stage targets, a new directive with revised targets did not come into force until February 2004. The directive's targets must now be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). Member states had 18 months, until August 2005, to enact national laws to implement the new directive. Separate targets were set in the accession agreements of our nine countries that joined the European Union on May 1, 2004. All such new member states will have to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives. We continue to work closely with governments and other industry participants to implement recovery schemes. These are either implemented or are in the process of implementation in all our European Union countries, including our developing countries which have recently entered the European Union.

        We expect environmental regulatory standards in the countries in which we operate to continue becoming increasingly strict. In particular, the regulatory regimes of our Central and Eastern European countries are being aligned with the standards that exist within the rest of the European Union. As part of this trend, the new European Union member countries in which we operate have been implementing new environmental standards that are applicable to our operations in those countries. These new environmental standards have already increased, and are expected to further increase, our compliance costs. The accession of Romania and Bulgaria, in 2007, and the possible accession of Croatia are expected to have similar results.

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottlers' agreements, our European bottlers' agreements grant exclusive bottling territories to us subject to the exception that the European Union and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any European Union and/or European Economic Area country. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottlers' Agreements", for additional information on the provisions of our international and European bottlers' agreements, and Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for information on our undertaking to the European Commission applying to our commercial practices in the European Union and on certain proceedings against us before national competition authorities.

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

Information technology

        Information technology ("IT") systems are critical to our ability to manage our business. Our information technology systems enable us to coordinate our operations, from production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support.

        We continue to implement SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed SAP applications based on a global template that can be implemented and supplemented by our subsidiaries to address their local needs. In particular, from 2001 through 2003, we developed a global SAP template covering the areas of finance, human resources and supply chain management, which template was subsequently deployed in Switzerland, Greece, Serbia, Montenegro, Lithuania, Latvia, Estonia and Bulgaria, the Republic of Ireland and Northern Ireland, concluding in the second quarter of 2004.

        During 2004, we further enhanced the SAP template by introducing advanced capabilities in the areas of demand planning and forecasting, cross-border supply chain management, plant and fleet maintenance and business planning with integrated information reporting. This enhanced SAP template was successfully deployed during 2004 and 2005 across Switzerland, Hungary, Poland, the Czech Republic, Slovakia, Austria and Slovenia, and is being operated under a common environment of associated data and business process standards. During 2005, we extended this deployment of the enhanced SAP template to Bosnia, Croatia, Romania, Moldova, Ukraine and our central office in Athens. During 2006, we rolled-out the enhanced SAP template in the Russian Federation and Belarus, thereby covering approximately 60% of our volume under one integrated software application environment.

        In 2006, we further enhanced our SAP template to cover sales and distribution management that will eventually replace the legacy system originally developed and maintained by The Coca-Cola Company. We will further introduce advanced customer management activities in the areas of customer relationship management, promotion management and equipment management as well as field sales execution, truck management and yard management. We successfully validated these additional capabilities through a pilot program in Czech Republic and in Slovakia which was fully implemented in January 2008. Following our pilot implementation program, we have plans to deploy this enhanced SAP template in Italy, Greece, Bulgaria and Cyprus during the course of 2008, and intend to further deploy this enhanced SAP template across our group by 2011. The estimated cost of the entire program is approximately €130 million.

        We and The Coca-Cola Company also invest in information systems across our territories in order to ensure that detailed and usable information regarding sales, customer performance and consumer preferences and behavior is regularly available. We believe that this provides us with a competitive advantage. We use this information to evaluate and refine our marketing plans and, as a result, treat different categories of customers appropriately.

        Finally, we continue to deploy mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. This program now has 5,900 users with an additional 3,000 planned for the remainder of 2008. This represents an investment of over €13.4 million for the period 2006 through 2008. This significant investment in mobile capability recognizes the value of equipping our field representatives with mobile technology that leverages our scale and provides a mechanism for readily deploying best practices in the area of customer, equipment and delivery management throughout our business.

Information technology personnel

        In late 2003, we decided to reorganize our corporate and country information systems ("IS") organizations into one functional organization for our entire group. This decision complemented our strategy of deploying standard enterprise solutions, including applications, data, and hardware, in support of best practice standard business processes. As a result of this decision, accountability for all IS activities, personnel and budgets has been concentrated with a central IS team. This new organizational structure has proved instrumental in driving standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we are continuing to transition country level IT services to this more efficient and cost effective center, while focusing local capabilities at territory-specific business services. Our shared services organization also provides new services such as data management, training and SAP consulting in the most effective manner. We are now reaping the benefits of this initiative and have already achieved ISO 9000 certification by Lloyds Register Quality Assurance.

Information technology infrastructure

        We are also currently implementing infrastructure optimization program to upgrade, consolidate and optimize pieces of our IT infrastructure, including desktops/laptops, servers, printers and user support processes. Early in 2005, the technology department launched the infrastructure optimization program with the aim of standardizing the working environment by using the infrastructure support center of our shared services center in Sofia, Bulgaria. Market conditions, technology advancement, new security threats, the goal of increasing customer service levels, and the goal of decreasing total cost of ownership have since provided additional impetus to this program. This program is projected to be concluded in late 2008 and already surpassed its initial financial goal of decreasing baseline infrastructure costs per user by 17% versus the end of 2004. The entire program is projected to cost €5.0 million. We expect that the program will also provide further benefits including increased service levels resulting from increased infrastructure availability and performance, reduced professional support resulting from a decrease in moving parts and professionally managed infrastructure and increased security resulting from centrally defined, propagated and managed security policies.

        We are focusing on the outsourcing of infrastructure in as much as such outsourcing is effective and produces cost savings. Together with Coca-Cola Içecek (Turkey), we evaluated potential "partners" to deliver outsourced, on demand, data center services and we selected Siemens as a result. We project an 18% decrease in costs over the course of the contract duration resulting from decreased hardware unit costs, decreased hardware/software maintenance costs and decreased disaster recovery costs, each resulting from shared infrastructure efficiencies. The new outsourced service delivery will commence in September 2008.

C.    Organizational Structure

        The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at May 31, 2008.

Subsidiary	Country of registration	% ownership at May 31, 2008
Partially owned subsidiaries
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%
Coca-Cola Bottlers Iasi S.R.L.	Romania	99.2%
Coca-Cola HBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC—Crna Gora d.o.o.	Montenegro	89.1%
Coca-Cola HBC—Srbija A.D.	Serbia	89.1%
Coca-Cola Hellenic Bottling Company Armenia	Armenia	90.0%
Deepwaters Investments Limited	Cyprus	50.0%
Dorna Apemin S.A.	Romania	46.4%
Dorna Investments Limited	Guernsey	50.0%
Lanitis Bros Limited	Cyprus	99.9%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Nigerian Bottling Company plc	Nigeria	66.4%
Valser Mineralquellen AG	Switzerland	99.9%
Vlasinka d.o.o.	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCHBC Insurance (Guernsey) Limited	Channel Islands	100.0%
Chisinau Beverages Services S.R.L.	Moldova	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, spol. s r.o.	Czech Republic	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%
Coca-Cola Beverages Slovakia, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Slovenia d.d.	Slovenia	100.0%
Coca-Cola Beverages Ukraine Limited	Ukraine	100.0%
Coca-Cola Bottlers (Ulster) Limited	Northern Ireland	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC Austria GmbH	Austria	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%

Coca-Cola HBC Kosovo L.L.C.	Republic of Kosovo	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Procurement GmbH	Austria	100.0%
Coca-Cola HBC Romania Limited	Romania	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Eurmatik S.r.l.	Italy	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
LLC Aqua Vision(1)	Russian Federation	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(2)	Austria	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
Römerquelle Trading GmbH(2)	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%
Yoppi Kft	Hungary	100.0%

(1)
On September 4, 2007 we acquired 100% of OOO Aqua Vision. We have subsequently changed the company's name to LLC Aqua Vision.

(2)
On June 26, 2008, we sold to The Coca-Cola Company the company Römerquelle Trading GmbH, an entity containing the trademarks for the Römerquelle group of brands and 50% of Römerquelle Beteiligungsverwaltungs GmbH, an entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

D.    Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (typically seven to ten days)

than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2007.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy	4	4
Greece	2	8
Austria	2	3
The Republic of Ireland and Northern Ireland	5	1
Switzerland	5	5
Cyprus	3	1

Total Established Countries	21	22

Developing Countries:
Poland	23	4
Hungary	9	2
Czech Republic	5	1
Croatia	6	8
Slovakia	4	1
Lithuania	3	1
Latvia	1	—
Estonia	1	1
Slovenia	—	1

Total Developing Countries	52	19

Emerging Countries:
Russian Federation(1)	55	14
Romania	13	14
Nigeria	85	13
Ukraine	15	2
Bulgaria	6	3
Serbia and Montenegro(2)	10	3
Former Yugoslav Republic of Macedonia(3)	11	1
Belarus	4	1
Bosnia and Herzegovina	4	1
Armenia	1	1
Moldova	—	2

Total Emerging Countries	204	55

Sub-total	277	96
Less: Multon Z.A.O. group(1)	(2)	(8)
Less: Fresh & Co(2)	(4)	(1)
Less: Brewinvest S.A.(3)	(11)	(1)

Total	260	86

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

Production

        We operated 75 plants as at December 31, 2007 (excluding the snack food plant), comprised of 60 CSD and/or juice plants, 14 mineral water plants and a bottle manufacturing plant. In addition to this, we manage the CSD plant operated by Brewinvest S.A.'s CSD business, the two juice plants operated by the Multon Z.A.O. group and one juice plant operated by Fresh & Co; each being joint ventures in which we own 50%. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

        An increasing number of our countries work together with third party contract packers, which produce a portion of the products of The Coca-Cola Company on our behalf. In general, third party contract packers account for a small proportion of our overall sales, but are increasingly used for new product categories (such as aseptic PET juices, ice teas and sports/isotonic drinks, coffee in cans and PET, juices in glass, kvass in PET). The use of third party contract packers for CSD is in significant decline.

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2007.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Italy	6	19
Greece	7	31
Austria	3	12
The Republic of Ireland and Northern Ireland	2	5
Switzerland	3	9
Cyprus	1	8

Total Established Countries	22	84

Developing Countries:
Poland	4	15
Hungary	2	8
Czech Republic	1	4
Croatia	3	11
Slovakia	1	4
Lithuania	1	2
Latvia(3)	—	—
Estonia	1	3
Slovenia(4)	—	—

Total Developing Countries	13	47

Emerging Countries:
Russian Federation(5)	14	53
Romania	5	19
Nigeria	13	31
Ukraine	1	9
Bulgaria	3	12
Serbia and Montenegro(6)	3	16
Former Yugoslav Republic of Macedonia(7)	1	3
Belarus	1	4
Bosnia and Herzegovina	1	4
Armenia	1	2
Moldova	1	1

Total Emerging Countries	44	154

Sub-total	79	285
Less: Multon Z.A.O. group(5)	(2)	(23)
Less: Fresh & Co(6)	(1)	(7)
Less: Brewinvest S.A.(7)	(1)	(3)

Total	75	252

(1)
Excludes the snack food plant in Greece.

(2)
Excludes fountain product filling lines and snack food production lines.

(3)
We produce products for the Latvian market in Lithuania and Estonia.

(4)
Third-party contract packers produce approximately 70% of the products for the Slovenian market. The remainder is produced by us (at our plants in Austria, Croatia, Hungary and Czech Republic).

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

        In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. During 2005, we developed our aseptic beverage capacity by installing four additional high-speed aseptic lines in Italy, Romania, Hungary and the Russian Federation. In that same year, we also expanded our CSD production capacity in the Russian Federation and Ukraine by installing new production lines in our Ekaterinburg, Moscow and Kiev plants. During 2005, we also launched a project to upgrade our water production capacity by adding new production facilities, including bottling lines, in Bulgaria and Serbia. We own this entire new production infrastructure, except for the aseptic carton filling lines, the majority of which are provided to us free of capital charge by the manufacturers of the proprietary packaging materials used in these lines under a volume-based packaging material supply arrangement.

        During 2007, we further developed our aseptic beverage capacity by starting installation of five additional high-speed aseptic lines in Poland, Czech Republic, Cyprus, Switzerland and the Russian Federation. By the end of 2007 we had 12 operating aseptic lines making us aseptic leader of the Coca-Cola bottling system in Europe. This has now been extended further with the installation of further aseptic lines in Switzerland, Poland, Czech Republic and Cyprus in 2008. Additionally, a standalone production facility was acquired (through the acquisition of OOO Aqua Vision) to bring on board two further aseptic lines in the Russian Federation.

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants and closed smaller, older sites. For instance, in 2005, we commenced work on a project in Ireland to develop a single all-island production facility at Knockmore Hill which would replace our existing manufacturing facilities there. During 2007 we commissioned a significant amount of equipment at the Knockmore Hill facility and are continuing to commission equipment through 2008. Also in 2005, in an effort to consolidate our supply chain infrastructure in Crete, Greece, we commenced construction of a new manufacturing plant and warehouse, which was completed in 2006. Upon completion, we closed the existing facility and shifted operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, in March 2006 as part of our rationalization efforts in Greece, we closed our warehouses in Messologi, Corfu and Rhodes. In 2006, we also started production at a new CSD plant in Abuja, Nigeria.

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

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP. The Operating and Financial Review and Prospects includes the following sections:

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

  •
  Operating results, an analysis of our consolidated results of operations during the three years presented in our financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit.

  •
  Liquidity and capital resources, an analysis of cash flows, sources and uses of cash.

  •
  Outlook and trend information, a review of the outlook for, and trends affecting, our business.

  •
  Tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2007.

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 94% of our sales volume in 2007. We are the largest bottler of products of The Coca-Cola Company in the world in terms of market capitalization (as at June 20, 2008) and the second largest in terms of net sales revenue. We serve a population of approximately 540 million people in 28 countries (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

        We aggregate these 28 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers, distribution infrastructures and net sales revenue per unit case. Our three business segments are as follows:

  •
  Established countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.

  •
  Developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia.

  •
  Emerging countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

        Our products include both CSDs and non-CSDs, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2007, CSDs accounted for 67% and non-CSDs accounted for 33% of our sales volume, respectively. Our core CSD brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (diet Coke) and Coca-Cola Zero, which together accounted for approximately 60% of our total sales volume in 2007.

Key financial results

        We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, COP, and ROIC. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2005 to the year ended December 31, 2007, as well as, in each case, the year-on-year change in percentage terms.

Key performance measures:	2007	% change	2006	% change	2005
Unit case volume (in millions)	1,948.6	13.1	1,723.6	12.0	1,539.1
Operating profit (euro in millions)	660.4	43.8	459.1	1.9	450.7
COP (euro in millions)	1,030.5	25.9	818.5	7.5	761.5
ROIC	10.8%	38.5	7.8%	5.4	7.4%

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2007, our sales volume increased by 225.0 million unit cases, representing a 13.1% increase compared to 2006. Excluding the contribution of our Italian water business, Fonti del Vulture S.r.l., during the first six months of 2007 full year volume grew by 11.1%, with all reporting segments achieving positive volume growth. This was due to increases in the market for CSD and non-CSD products in our countries, the successful launch of Coca-Cola Zero and the activation of the "The Coke Side of Life" campaign for our CSDs, new product and packaging innovation, as well as continued focus on offering our consumers increased choice and variety for our non-CSDs by introducing new flavors and beverages. In addition, our expanded coolers presence continued to support volume growth.

        In 2006, our sales volume increased by 184.5 million unit cases, or 12.0%, compared to 2005. We delivered strong volume growth in all product categories and reporting segments. This was primarily due to product innovation, further expansion of our existing product range across our markets, strong market place execution and the continuous roll-out of additional coolers. In particular, strong performances in the Russian Federation, Romania, Poland and Ukraine accounted for a material portion of our sales volume growth. We have also benefited from more favorable weather in some of our territories in 2006 and the first time contribution of our 2006 acquisitions, Fonti del Vulture S.r.l. and Lanitis Bros Limited.

Operating profit

        In 2007, operating profit increased by €201.3 million, or 43.8% in comparison with 2006. This comprised an additional €444.7 million contribution from gross profit, partially offset by an additional €243.4 million of selling, delivery and administrative expenses. Solid volume growth and higher operating leverage allowed us to grow operating profit ahead of volume.

        In 2006, operating profit increased by €8.4 million, or 1.9% in comparison with 2005. This comprised an additional €205.9 million contribution from gross profit, partially offset by an additional €197.5 million of selling, delivery and administrative expenses.

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

        In 2007, COP increased by €212.0 million over 2006, and in 2006 COP increased by €57.0 million over 2005. These increases were due to the same factors that contributed to our operating profit growth during the same periods.

ROIC

        We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. The importance of the ROIC calculation to our business is demonstrated by the fact that in 2005, 2006 and 2007, our management incentive plan for our middle and senior managers used ROIC along with growth in sales volume and operating profit as the criteria for assessing their business performance. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and net income as defined and required under US GAAP. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define ROIC as follows:

Operating profit + share of income of equity method investees
– income tax expense – tax shield
Return on Invested Capital =
Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the relevant enacted Greek statutory tax rate. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        Our ROIC of 10.8% for 2007, represented an increase of 38.5% over the ROIC of 7.8% for 2006. This increase was primarily the result of significantly improved operating performance, which was reflected in the increase of €201.3 million (or 43.8%) in operating profit compared to 2006. The increase in our ROIC was also due to the decrease in our effective tax rate on the operating profit and share of income of equity method investees from 23.6% in 2006 to 16.4% in 2007. This was largely due to the one-off tax benefit during 2007 resulting from the enactment of lower tax rates in a number of our countries (primarily in Italy and the Czech Republic), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 10.2%, primarily due to an increase in shareholders' equity by €384.0 million or 12.2%, reflecting mainly net income of €495.5 million earned in 2007 that was partially offset by a €36.3 million negative effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies weakened against the euro, and dividend appropriations of €119.7 million in 2007. Net debt increased by 6.5% or €104.3 million, primarily due to the decrease in cash and cash equivalents.

        Our ROIC of 7.8% for 2006, reflected an increase of 5.4% over the ROIC of 7.4% for 2005. This increase was a result of a decrease in the income tax expense (net of tax shield), a decrease in net debt and improved operating performance, which was reflected in the increase of 2.0% in operating profit and the share of income of equity method investees, as compared to 2005. In particular, the effective tax rate on the operating profit and equity income decreased from 27.3% in 2005 to 23.6% in 2006. This was largely due to the one-off benefit during 2006 resulting from the enactment of lower tax rates in a number of our countries (primarily in Switzerland), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 2.4%, primarily due to an increase in shareholders' equity by 8.0% or €233.4 million, reflecting mainly net income of €313.4 million earned in 2006 that was partially offset by an €11.8 million negative effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies weakened against the euro, and cash dividends of €72.2 million declared in 2006. Net debt decreased by 7.0% or €120.8 million, primarily due to the increase in cash and cash equivalents.

	December 31, 2007	December 31, 2006	December 31, 2005
	(euro in millions, except percentages)
Tax shield:
Interest expense	(96.3)	(86.3)	(56.2)
Greek statutory tax rate	25%	29%	32%

	(24.1)	(25.0)	(18.0)
Numerator:
Operating profit	660.4	459.1	450.7
Share of income of equity method investees	20.0	24.8	23.9
Income tax expense	(87.7)	(89.2)	(111.8)
Tax shield	(24.1)	(25.0)	(18.0)

	568.6	369.7	344.8
Denominator:
Cash and cash equivalents	(176.2)	(288.7)	(168.5)
Short-term borrowings	259.1	269.3	310.0
Current portion of long-term debt	—	—	243.9
Current portion of capital lease obligations	52.6	33.9	19.8
Long-term debt, less current portion	1,472.8	1,516.4	1,278.4
Capital lease obligations, less current portion	109.1	82.2	50.3

Net debt	1,717.4	1,613.1	1,733.9
Shareholders' equity	3,540.7	3,156.7	2,923.3

Capital employed	5,258.1	4,769.8	4,657.2

ROIC	10.8%	7.8%	7.4%

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

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
Vlasinka d.o.o.	April 14, 2005	Water	Emerging	Serbia	10.9
Multon Z.A.O. group	April 20, 2005	Juice	Emerging	Russian Federation	168.2
Bankya Mineral Waters Bottling Company EOOD	June 2, 2005	Water	Emerging	Bulgaria	10.9
Vendit Limited	September 28, 2005	Vending	Established	Republic of Ireland	6.3
Fresh & Co d.o.o.	March 13, 2006	Juice	Emerging	Serbia	9.0
Lanitis Bros Public Limited	April 5, 2006	CSDs/Juice/Dairy	Established	Cyprus	72.5
Lanitis Bros Public Limited minority interest	throughout, 2006	CSDs/Juice/Dairy	Established	Cyprus	3.4
Fonti del Vulture S.r.l.	July 5, 2006	Water	Established	Italy	5.8
Yoppi Kft.	August 22, 2006	Vending	Developing	Hungary	1.9
Eurmatik S.r.l.	May 31, 2007	Vending	Established	Italy	17.5
OOO Aqua Vision	September 4, 2007	CSDs/Juice/Water	Emerging	Russian Federation	177.9

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

The acquisition of the Multon Z.A.O. group (2005)

        On April 20, 2005, we completed jointly with The Coca-Cola Company the acquisition of the Multon Z.A.O. group, a leading juice producer in the Russian Federation. The Multon Z.A.O. group has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands, Rich, Nico and Dobry. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding transaction costs), plus the assumption of debt of

US$35.9 million (€27.4 million). Our share of the purchase price and debt was US$253.5 million (€193.7 million). Our transaction costs amounted to €1.9 million. The acquisition is a joint venture and is being accounted for under the equity method.

The acquisition of Bankya Mineral Waters Bottling Company EOOD (2005)

        On June 2, 2005, we acquired 100% of the Bulgarian mineral water company, Bankya Mineral Waters Bottling Company EOOD. The acquisition includes production facilities located just outside of Sofia and the mineral water brand, Bankia. Total consideration for the acquisition was €10.7 million (excluding transaction costs), with transaction costs of €0.2 million and the assumption of debt of an additional €2.2 million. The Bankia trademark was subsequently sold to The Coca-Cola Company in 2005 for €6.4 million. For additional information, see item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company".

The acquisition of Vendit Limited (2005)

        On September 28, 2005, we acquired 100% of Vendit Limited, one of the largest independent vending operators in the Republic of Ireland. The total consideration for the acquisition was €5.9 million (excluding transaction costs), with transaction costs of €0.4 million and the assumption of debt of an additional €0.8 million.

The acquisition of Fresh & Co. d.o.o (2006)

        On March 13, 2006, we acquired, jointly with The Coca-Cola Company, 100% of Fresh & Co. d.o.o., one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands, Next and Su-Voce. The consideration for the acquisition was €17.1 million (excluding transaction costs) with the assumption of debt of an additional €23.5 million. Our share of the purchase price and debt was €20.3 million. Our transaction costs amounted to €0.4 million. The acquisition is a joint venture and is being accounted for under the equity method.

The acquisition of Lanitis Bros Public Limited (2006)

        On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of The Coca-Cola Company as well as its own juice and dairy products. Following completion of the tender offer, we acquired 95.43% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding transaction costs) with the assumption of debt of an additional €5.6 million. Our transaction costs amounted to €1.0 million.

        Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited has been delisted from the Cyprus Stock Exchange. In July and August of 2006, we had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%. Effective March 28, 2008, we sold the "Lanitis" juice trademarks to The Coca-Cola Company for €5.3 million.

The acquisition of Fonti del Vulture S.r.l. (2006)

        On July 5, 2006, we acquired, jointly with The Coca-Cola Company, 100% of Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The consideration for the acquisition was €10.4 million (excluding transaction costs and net debt assumed).

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

The acquisition of Eurmatik S.r.l (2007)

        On May 31, 2007, we acquired 100% of Eurmatik S.r.l., a vending operator in Italy. Total consideration for the acquisition was €17.0 million with no debt assumed (excluding transaction costs). Our transaction costs amounted to €0.5 million.

The acquisition of OOO Aqua Vision (2007)

        On September 4, 2007, we acquired 100% of OOO Aqua Vision (subsequently renamed LLC Aqua Vision), a company owning a newly constructed production facility in the Russian Federation. This acquisition provides us with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including CSDs, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Total consideration for the acquisition was €177.4 million (excluding transaction costs) with the assumption of debt of an additional €23.5 million. Our transaction costs amounted to €0.5 million. At the time of the acquisition, OOO Aqua Vision had recently launched juice products under the "botaniQ" trademark, and these were also included in the transaction. On February 29, 2008, the "botaniQ" trademark was sold to the Multon Z.A.O. group of companies (of which we own 50%) for a total of €7.6 million.

Bonus issue of shares (2007)

        On October 15, 2007, our shareholders approved a share capital increase of €60,516,979 through the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Stock Exchange. On November 8, 2007, the Athens Stock Exchange approved the bonus issuance. According to Greek capital markets legislation, the shareholders entitled to receive the bonus shares were those holding our shares at the close of trading on November 13, 2007. The trading price of our shares was adjusted at the opening of trading on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split on our historical basic and diluted net income per share when the stock split was effected.

Ilko Hellenic Partners GmbH (2008)

        On March 27, 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA. The purpose of the joint venture is to manufacture, market, sell and distribute premium ready-to-drink coffee across our territories. Our license from Beverage Partners Worldwide to produce, sell and distribute Black Ice Coffee and Nescafé Xpress was terminated in February 2008.

Sale of Römerquelle trademark (2008)

        On June 26, 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

Application of critical accounting policies

        Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies include our more significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of our board of directors.

Basis of presentation and consolidation

        Our consolidated financial statements are prepared in accordance with US GAAP. We consolidate all entities that we control by ownership of a majority voting interest, and consolidate variable interest entities for which we are the primary beneficiary, should such circumstances arise.

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

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2007, there was €2,846.2 million of intangible assets recorded on our balance sheet, reflecting 36.2% of our total assets. The main components of this intangible asset balance were €1,996.8 million of franchise rights (primarily related to our bottlers' agreements with The Coca-Cola Company), €41.6 million of trademarks and €799.6 million of goodwill.

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

        In accordance with FASB Statement No.142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and indefinite-lived intangible assets (including franchise rights and trademarks) are not amortized but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

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

Property, plant and equipment

        As of December 31, 2007, the net book value of property, plant and equipment was €2,847.4 million, representing 36.2% of total assets.

        Property, plant and equipment is initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. We have determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. We review the estimated useful lives assigned to property, plant and equipment when our business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant and equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals, and consideration of market trends such as technological obsolescence or change in market demand.

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

        In 2007, we did not incur any impairment of property, plant and equipment. By comparison, in 2006, following our review of our three-year plan, we decided to accelerate the implementation of the refillable bottle strategy. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million, with an additional €9.4 million consisting primarily the impairment on production and other equipment, as compared to nil and €0.9 million in 2005, respectively.

Revenue recognition

        We recognize revenue when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), prices are fixed and determinable, products have been delivered and there is no future performance required, and amounts are collectable under normal payment terms. Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying our products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amounts deducted from sales for marketing and promotional incentives are net of amounts received from The Coca-Cola Company as a contribution toward the cost of such marketing and promotional incentives.

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

Employee benefits—statutory termination and pension plans

        We account for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers' Accounting for Pensions ("Statement No. 87"), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("Statement No. 132 (R)"). We adopted Statement No. 87 as at January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as at January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

        A number of our operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

        During 2006, we also adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R) ("Statement No. 158"). Statement No. 158 requires that previously disclosed but unrecognized actuarial gains or losses, prior service costs or benefits and transitional obligations or assets be recognized generally through adjustment to accumulated other comprehensive income and the funded status of the defined benefit plans to be recognized on the balance sheet.

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

Income taxes

        As at January 1, 2007 we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Interpretation No. 48"), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. Interpretation No. 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. Interpretation No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

        Prior to the adoption of Interpretation No. 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effect of final resolution, if any, was recognized as changes to the effective income tax rate in the period of resolution. Interpretation No. 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. Interpretation No. 48 permits us to recognize the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change.

        As a result of the adoption, we recognized a decrease of €1.6 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the balance of retained earnings as of January 1, 2007. After the impact of recognizing the decrease in liability noted above, our unrecognized tax benefits totaled €26.4 million.

        As at December 31, 2007, our unrecognized tax benefits amounted €33.0 million, all of which, if recognized, may affect our effective tax rate. We are not aware of any material changes in positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the period of twelve months as of the balance sheet date. Additionally, as at December 31, 2007, we had accrued an interest and penalty expense in relation to the unrecognized tax benefits of €6.3 million. We continue to recognize interest accruing and penalties if incurred, which are attributable to income tax matters, as income tax expenses.

        We have operations in a large number of countries which each have their own laws and practice concerning a statute of limitations or its equivalent which sets a time limit for the examination of the tax affairs of our operations for a fiscal year. These time limits have generally duration of five years, but in the case of fraud these time limits may be substantially increased, for example up to 15 years in the case of Switzerland. The time limit for examination, excluding situations of tax fraud or fiscal crime, in the case of our major tax jurisdictions are as follows: for the Russian Federation three years, for Greece, Italy and Romania, five years; and for Nigeria six years.

        In 2007, our effective tax rate reflected a tax charge of approximately €12.3 million related to amounts required to be recorded for changes in our uncertain tax positions under Interpretation No. 48.

Contingencies

        We are subject to various claims and contingencies related to legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. For additional information, see also Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings".

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

General

        We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company's ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottlers' agreements entered into between The Coca-Cola Company and us. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottlers' agreements.

Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2007 amounted to €1,272.7 million, as compared to €1,097.1 million for 2006 and €938.6 million in 2005. Concentrate represented approximately 34.8% of our total cost of goods sold in 2007, as compared to 33.4% in 2006 and 34.1% in 2005. Generally, the cost of concentrate as a percentage of our cost of sales has been reducing slowly over time, despite the increase in absolute terms, mainly because the portion of our cost of sales relating to our own water brands and juices has increased in response to increased demand for these products. However, concentrate cost increased as a percentage of cost of sales during 2007 because of a change in mix towards products with a higher concentrate cost, such as "light" CSDs, Nestea, PowerAde and Burn. Under our bottlers' agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers' agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

Pricing in countries outside the European Union

        The Coca-Cola Company is also entitled, under the bottlers' agreements and to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €53.6 million, €50.4 million and €39.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2007, such contributions totaled €44.1 million as compared to €29.9 million in 2006 and €17.6 million in 2005. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and administrative expenses or cost of goods sold. In 2007, these contributions amounted to €21.9 million compared to €20.5 million in 2006 and €22.2 million in 2005. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments totaled €40.5 million in 2007 as compared to €83.3 million in 2006 and €26.6 million in 2005. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Management believes the risk of reimbursements is remote. Further support payments are made solely at the discretion of The Coca-Cola Company.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In the first quarter of 2008, we sold trademarks to The Coca-Cola Company for total cash proceeds of €9.1 million. Of this, €3.8 million related to the sale of the "botaniQ" trademark, and the remainder to the sale of the "Lanitis" juice trademark. The €3.8 million paid for the

"botaniQ" trademark represented The Coca-Cola Company's share of the €7.6 million purchase price paid by the Multon Z.A.O. group. In June 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

        In 2005, we sold trademarks to The Coca-Cola Company for total cash proceeds of €6.4 million. The entire amount related to the sale of the Bankia water brand. In 2004, we sold trademarks to The Coca-Cola Company for total cash proceeds of €11.2 million. Of this, €8.6 million related to the sale of Gotalka water brands, particularly Bistra, and the remainder to the sale of the Bosnian water brand, Olimpija. The €2.6 million payment for the Olimpija brand was outstanding at December 31, 2004, and payment was received in the first quarter of 2005.

        Other income primarily comprises rent, facility and other costs of €5.2 million in 2007 compared to €2.0 million in 2006 and €2.1 million in 2005 and a toll-filling relationship in Poland of €14.7 million in 2007 compared to €15.6 million in 2006 and €11.4 million in 2005. Other expenses relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €0.6 million in 2007, €4.0 million in 2006 and €1.4 million in 2005. With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €75.2 million in 2007, as compared to €87.6 million in 2006 and €89.4 million in 2005. The purchases of finished goods are primarily purchases of PowerAde product. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €90.4 million in 2007, as compared to €73.0 million in 2006 and €44.2 million in 2005. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2005 to 2007 reflects both the broader availability of Nestea products across our markets and increased demand for those products, along with the introduction of Nescafé Xpress in 2005. Our license from Beverage Partners Worldwide to produce, sell and distribute Black Ice Coffee and Nescafé Xpress was, however, terminated in February 2008.

        During 2007, we sold €13.0 million of finished goods and raw materials to The Coca-Cola Company, as compared to sales of €16.6 million for 2006 and of €11.8 million for 2005.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at December 31, 2007, The Coca-Cola Company owed us €93.8 million, as compared to €65.9 million as at December 31, 2006, and €68.6 million as at December 31, 2005. We owed The Coca-Cola Company a total of €129.4 million, €110.8 million and €92.0 million as at December 31, 2007, 2006 and 2005, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

Economic conditions

        Consumers' disposable income appears to have come under pressure in several of our key markets in the second quarter of 2008 as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally have also, we believe, begun to adversely affect consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volume and price realization strategies in certain of our key markets may be adversely affected for an indeterminate period of time.

Channel mix

        We sell our products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets and grocery stores, where consumers typically buy beverages in multi-serve (one liter and above or multi-package) packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 liter or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume our products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent our principal customers in the future consumption channel.

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2007, for example, approximately 11% of our net purchases of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 77.1% of our total cost of goods sold in 2007, as compared to 75.4% in 2006 and 75.6% in 2005. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the European Union in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below under "Impact of governmental, economic, fiscal, monetary and political policies—Expansion of the European Union."

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

        During 2007, we made purchases from Frigoglass S.A. totaling €91.4 million, compared to €209.4 million in 2006 and €143.8 million in 2005. The purchases from Frigoglass S.A. in 2007 was comprised of €59.8 million for coolers and other cold drink equipment and spare parts and €31.6 million for raw and packaging materials and other purchases. This compares to €175.7 million for the purchase of coolers and other cold drink equipment and spare parts and €33.7 million for purchases of raw and packaging materials in 2006 and €88.0 million and €55.8 million, respectively, in 2005. The reduction in total purchases of €118.0 million from 2006 to 2007 was primarily a reflection of a €99.0 million reduction in direct purchases of coolers for the Russian Federation. Requirements for coolers in the Russian Federation are now being met by entering into finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to, had we purchased the coolers directly from Frigoglass S.A.The Kar-Tess Group holds a 44.1% interest in Frigoglass S.A. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue. For example, favorable weather conditions in the first half of 2007 contributed to our sales volume growth in many of our territories. By contrast, weather conditions across most of our Central European markets, Russia and Ukraine have been significantly worse in the second quarter of 2008 compared to the prior year, impacting volume and mix.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2007, for example, we realized 19.9% of our sales volume in the first quarter, 28.2% in the second quarter, 29.0% in the third quarter and 22.9% in the fourth quarter.

Foreign currency

        Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

  •
  Our operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Slovenia, Montenegro and the self-proclaimed Republic of Kosovo, have functional currencies other than our reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at December 31, 2007, all of our concentrate, which represents 45.2% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Impact of inflation

        The level of inflation has a direct impact on the method used to translate the financial statements of our subsidiaries operating outside the euro zone. FASB Statement No. 52, Foreign Currency Translation ("Statement No. 52") provides that, in a hyper-inflationary economy, defined as an economy with cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more, the effect of exchange rate fluctuations is included in the determination of net income for the period and is reflected as gains or losses in the related statement of income within other income (expense). As at January 1, 2005, Belarus was the only one of our territories considered to be a hyper-inflationary economy. With effect from January 1, 2006, our operations in Belarus ceased applying hyper-inflationary accounting. In 2005 fiscal year, the impact on the statement of income of restating net monetary assets from local to functional currency, pursuant to Statement No. 52, was minimal.

        For all other countries, which are not considered hyper-inflationary economies, foreign currency translation adjustments are included as part of accumulated other comprehensive income (loss), a component of shareholders' equity.

Taxation

        The Greek statutory income tax rate for 2006 was 29.0% and was decreased to 25.0% from 2007 onwards. Statutory income tax rates in the countries in which we operate range from 0% to 37.0%. Our effective income tax rate decreased to 15.2% for 2007, as compared to 23.3% in 2006. This decrease was mainly attributable to additional reductions in tax rates in certain of our countries, most notably Italy, partially offset by an increase in non-deductible expenses.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.5% of the €2,846.2 million of intangible assets recorded on our balance sheet as at December 31, 2007 relates to assets that have indefinite useful lives.

        Statement No. 142 requires that an annual impairment assessment be conducted following implementation of Statement No. 142, unless factors indicate that the test should be made earlier. In accordance with Statement No. 142, impairment assessments were conducted in each of the three years ended December 31, 2007, and no impairment was indicated.

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

        Our European Union accession countries have adopted the European Union sugar regime as of the date of their accession. This means that the minimum selling price for sugar has become the European Union intervention price plus the cost of transport and profit margin. Our operations in these eleven countries use either sugar or high fructose syrup locally produced or imported from another European Union country during the production process. The cost of these sweeteners has increased as a result of the accession to the European Union of these countries. Prior to accession, our sweetener prices varied from just below to significantly below the European Union intervention price. Post accession there has been a significant rise in sweetener costs in these countries. We expect that the ongoing reform of the European Union sugar regime will result in a gradual reduction in sugar costs starting in 2009. A portion of these savings will be invested in increased marketing and promotional activities aimed at building brand equity and supporting revenue growth. Considerable recent increases in energy and transport costs are expected to increase our cost of sugar.

        The entry into the European Union of eleven of our countries has also increased their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system. Currently, the prices of our products in our European Union developing and emerging countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company sold in the other European Union countries. In addition, the enlargement of the European Union could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our European Union developing and emerging countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from European Union countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

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

        Croatia submitted an application for entry to the European Union on February 21, 2003. The European Council of June 17 and 18, 2004 decided that Croatia was a candidate country. Croatia is now in accession negotiations with the European Union and these negotiations are reported to be progressing normally.

European Union competition law

        Our business activities affecting the European Union are subject to European Union competition law. Between 1999 and 2004, the Directorate General for Competition of the European Commission conducted an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. In 2004, together with The Coca-Cola Company and other Coca-Cola bottlers, we engaged in a dialogue with the European Commission to identify and address the commercial practices under review by the Commission. As part of this dialogue, we submitted draft proposals incorporating undertakings that address all such practices in the European Union. On June 22, 2005, the European Commission announced that it had adopted a Commitment Decision based on this undertaking and following consultation with us, The Coca-Cola Company and the other Coca-Cola bottlers, as well as national competition authorities of the member states of the European Union, relied on the undertaking as a basis for terminating its investigation. The undertaking potentially applies in the Member States of the European Economic Area, covering those channels of distribution where The Coca-Cola Company-branded CSDs account for over 40% of the national sales and twice the nearest competitor's share. The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applies to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. As part of our dialogue with the European Commission, we had already taken steps to adjust some of our commercial practices prior to the adoption of the undertaking, and we believe that our compliance with the undertaking will not have a material adverse effect on our business and financial results. The full text of the undertaking is available on our corporate website at www.coca-colahellenic.com.

A.    Operating results

Year ended December 31, 2007 compared to year ended December 31, 2006

        The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2006 to the year ended December 31, 2007.

	Coca-Cola Hellenic Bottling Company S.A.
	2007	2006	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	6,188.6	5,372.2	15.2
Cost of goods sold	(3,654.0)	(3,282.3)	11.3

Gross profit	2,534.6	2,089.9	21.3
Selling, delivery, administrative expenses and other operating items	(1,874.2)	(1,630.8)	14.9

Operating profit	660.4	459.1	43.8
Interest expense	(96.3)	(86.3)	11.6
Interest income	10.7	10.3	3.9
Other income	1.0	0.4	150.0
Other expense	(0.6)	(0.1)	500.0
Income tax expense	(87.7)	(89.2)	(1.7)
Share of income of equity method investees	20.0	24.8	(19.4)
Minority interests	(12.0)	(4.8)	150.0
Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of €0.2 million	—	(0.8)	—

Net income	495.5	313.4	5.1

COP	1,030.5	818.5	25.9
Unit case volume	1,948.6	1,723.6	13.1

        The following table shows certain income statement and other financial data for the years ended December 31, 2007 and December 31, 2006, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2007	2006
Net sales revenue	100.0	100.0
Cost of goods sold	(59.0)	(61.1)

Gross profit	41.0	38.9
Selling, delivery and administrative expenses	(30.3)	(30.4)

Operating profit	10.7	8.5

COP	16.7	15.2

Volume

        In 2007, our sales volume increased by 225.0 million unit cases, or 13.1%, compared to 2006. Our emerging markets accounted for 55.0%, our developing markets for 16.5% and our established markets for 28.5% of the increase, respectively.

        The increase in our sales volume in 2007 in part reflects a more general increase in the market for CSD and non-CSD products due to largely favorable economic conditions throughout the year, improving political stability and consumer confidence in our emerging market countries and favorable weather conditions in most of our territories during the key second and third quarters.

        The performance of our established markets was supported by the first full year contribution of Fonti del Vulture S.r.l., which was acquired in July 2006, representing a 16.5% contribution to the increase in total sales volume. Excluding the effect of this acquisition, our established territories made a positive contribution of 12.0% to our total sales volume growth. In particular, Greece made a positive contribution of 4.6% which was driven by the successful launch of Coca-Cola Zero, product innovation on our Amita juice brand and continuous improvement of market activation indicators. Italy's sales volume (excluding Fonti del Vulture S.r.l.) increased by 2.8% reflecting the focus on light products, including the launch of Coca-Cola Zero and the continued development of the direct distribution system. The remaining established markets contributed 4.6% to our sales volume growth.

        The second major contributor was our Romanian operation, accounting for 14.8% of the increase in total sales volume, with strong growth across the CSD category and all non-CSD categories. This has been achieved through the investment in our production infrastructure and our strong distribution network which covers the entire territory. The Russian Federation, Ukraine and Serbia accounted for 13.5%, 7.8% and 6.9%, respectively, of our total sales volume increase, driven by our continuous focus on market execution. The remaining emerging markets contributed 12.0% to our sales volume growth.

        All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 8.4% to our total sales volume increase, supported by increased outlet penetration and the introduction of new products and packaging. The remaining developing countries contributed 8.1% to our sales volume growth.

Net sales revenue

        We recognize net sales revenue at the time we deliver products to our customers. You should read "Application of critical accounting policies—Revenue recognition" above for more information on when we recognize revenue.

        Net sales revenue increased by €816.4 million in 2007 over 2006, reflecting a significant overall increase in sales volume combined with increased price realization in several markets. Of the €816.4 million increase in net sales revenue in 2007 compared with 2006, €462.7 million, or 56.7% of the increase, was attributable to the emerging markets segment. The contribution of our operations in the Russian Federation was €167.1 million. This reflected increased selling prices and a volume growth of 11.5%, achieved as a result of improvement of the economy in the Russian Federation, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in production capacity and sales and distribution infrastructure. In addition, Romania contributed €125.2 million as a result of volume growth, for the reasons described above, and price realization. Nigeria made a positive contribution of €29.2 million, a 7.9% increase compared to 2006, primarily aided by price realization.

        Our established countries contributed €161.0 million, or 19.7% to the total increase, of which €23.8 million was attributable to the second year contribution of Fonti del Vulture S.r.l. Excluding the effect of the acquisition, Italy made a positive contribution of €46.6 million, reflecting the successful launch of Coca-Cola Zero and strong performance in cans and 0.5 liter PET and selective price increases. Greece made a positive contribution of €59.6 million, primarily due to volume growth, channel mix and price realization.

        In the developing markets, net sales revenue increased by €192.7 million over 2006. The increase comprised a €81.8 million and €39.7 million contribution from our Polish and Hungarian operations, respectively, combined with a positive contribution of €71.2 million from the remaining developing market countries.

        Overall pricing, in terms of net sales revenue per unit case slightly increased to €3.18 in 2007 compared with €3.12 in 2006. This largely reflects the effect of our initiatives for price realization and to improve channel and package mix, offset by an overall weakening of the local currencies against the euro.

Cost of goods sold

        Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case decreased marginally from €1.90 in 2006, to €1.88 in 2007 as a result of the normalization of restructuring costs in 2007, partially offset by increased raw materials costs.

        Restructuring costs for 2007 amounted to €10.0 million, as compared to €63.3 million in 2006. Of the €10.0 million charges, €9.7 million, as compared to €34.3 million in 2006, was in the form of redundancy charges. Accelerated depreciation accounted for the remaining €0.3 million of the 2007 charges, as compared to €5.9 million in 2006. In 2007 there were no impairment charges to production equipment or to refillable PET and glass bottles and crates compared to €9.4 million and €13.7 million respectively in 2006. Our restructuring costs in 2006 related primarily to our initiatives to develop a single all-island production facility in Ireland. The site was partially commissioned in 2007 and will be completed in 2008.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally increased from 20.4% of our net sales revenue in 2006, to 20.6% in 2007. Depreciation included in our cost of goods sold increased from €156.2 million in 2006 to €158.0 million in 2007.

Gross profit

        Our gross profit margin increased from 38.9% in 2006, to 41.0% in 2007, as a result of the increase in the cost of goods sold that was smaller compared to the increase of net sales revenue.

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

        In 2007, selling costs (including depreciation) amounted to €944.0 million, as compared to €828.4 million in 2006. The ratio of selling costs over net sales revenue marginally decreased to 15.3% from 15.4% in 2006. The increase in selling costs was due to the growth in sales and associated selling costs, particularly in Greece, Nigeria and the Russian Federation. The increase in selling costs reflects our focus on strengthening our sales force and improving marketing efforts.

        Delivery costs (including depreciation) increased, in absolute terms, to €535.7 million in 2007 from €476.9 million in 2006 reflecting increased sales volume. However, there was a decrease in delivery costs (including depreciation) per unit case, from €0.28 in 2006 to €0.27 in 2007. One of the contributors to this was the reduction in restructuring costs, from €6.8 million in 2006 to €1.3 million in 2007.

        Administrative expenses (including depreciation) amounted to €394.5 million in 2007, compared to €335.1 million in 2006. Administration costs increased as a percentage of net sales revenue, from 6.2% in 2006 to 6.4% in 2007. During 2007, we incurred restructuring charges included in administrative expenses of €0.4 million, compared to €7.3 million in 2006.

        There were no abnormal operating items in 2007 similar in size to the cost of a fine imposed by the Greek Competition Authority of €9.3 million and a gain on sale of our site in Dublin of €18.9 million in 2006. We did, however, recognize a reduction in the fine of €2.8 million in 2007, following a decision of the Court of Appeals. For additional information related to the fine imposed by the Greek Competition Authority, you should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings".

        The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2007 would be €1,999.0 million compared to €1,613.0 million for 2006, and our gross margin would be 32.3% compared to 30.0% for 2006.

Operating profit

        Operating profit increased by 43.8% in 2007. Solid sales volume growth, gross profit margin improvement and higher operating leverage allowed us to grow operating profit ahead of volume while positioning ourselves to capture future growth opportunities.

Interest expense

        Interest expense increased from €86.3 million for 2006 to €96.3 million for 2007, as a result of higher interest rates in 2007. Average short-term interest rates increased by approximately 120 basis points compared to 2006.

Interest income

        Interest income increased from €10.3 million for 2006 to €10.7 million for 2007, as a result of higher interest rates in 2007. Average short-term interest rates increased by approximately 120 basis points compared to 2006.

Other income

        Other income of €1.0 million in 2007 compared to €0.4 in 2006. This is comprised of €0.4 million of foreign currency exchange gains, €0.2 million of external dividends received, €0.1 million of gain on sale of investments and €0.3 million of other non-operating items. By comparison, other income in 2006 was comprised of gains on interest rate swaps that were not eligible for hedge accounting of €0.1 million, €0.2 million of exchange gains and €0.1 million of external dividends received.

Other expenses

        Other expenses of €0.6 million in 2007 consist of expenses related to the bonus shares issuance. Other expense of €0.1 million in 2006 consisted of losses on interest rate swaps that were not eligible for hedge accounting.

Income tax expense

        Our effective tax rate decreased from 23.3% in 2006 to 15.2% in 2007. Of this decrease, 9.1% or €52.5 million was attributed to the enactment of lower statutory tax rates in a number of our territories. In Italy, in particular, the one-off tax benefit from the reassessment of the deferred tax balance produced a gain of €46.6 million. Tax holiday exemptions and capital investment incentives also increased during 2007. The reduction of our effective tax rate was partially offset by an increase in non-deductible expenses.

Share of income of equity method investees

        The share of income of equity method investees primarily reflected the results of the Multon Z.A.O. group and Fresh & Co, joint ventures, which are engaged in the production and distribution of juice products in the Russian Federation and Serbia, respectively, Brewinvest S.A., a joint venture engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia and Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of income of equity method investees decreased from €24.8 million in 2006 to €20.0 million in 2007, due to deteriorating performance of Fresh & Co and the first time inclusion of the losses generated by Fonti del Vulture S.r.l.

Minority interests

        Minority interests consist primarily of the public shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange. Minority interests increased from €4.8 million in 2006 to €12.0 million in 2007, as a consequence of the improved performance of our Nigerian operation.

Net income

        Net income was €495.5 million in 2007, as compared to €313.4 million in 2006. The €182.1 million increase, as explained above, was primarily due to the improvement in our operating profit.

COP

        In 2007, COP increased by 25.9% over 2006 reflecting the same performance factors that contributed to the improved operating profit.

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

        The performance of our established markets, representing a 27.7% contribution to the increase in total sales volume, was bolstered by the first year contribution of Fonti del Vulture S.r.l. and Lanitis Bros Limited. Lanitis Bros Limited and Fonti del Vulture S.r.l. were acquired in April 2006 and July 2006 and accounted for 14.9% and 6.4%, respectively, of our total sales volume increase in 2006. Excluding the effect of these acquisitions, our established territories made a positive contribution of 6.4% to our total sales volume. In particular, Greece made a positive contribution of 2.5% which was driven by strong end-outlet execution, product innovation on our Amita juice brand and the benefit of favorable weather. Italy made a positive contribution of 3.5% reflecting the successful roll-out of our route-to-market initiative across the country, leading to expanded outlet coverage and increased penetration of our full product range. The remaining established markets contributed 0.4% to our sales volume growth.

        All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 7.8% to our total sales volume increase, supported by increased outlet penetration and the introduction of new products and packaging. The remaining developing countries contributed 13.3% to our sales volume growth.

Net sales revenue

        The emerging markets segment accounted for €374.5 million, or 50.7% of the €738.3 million increase in net sales revenue in 2006 compared with 2005. The contribution of our operations in the Russian Federation to this result was €155.8 million. This reflected volume growth of 14.9% as a result of our focus on market execution through model outlets, continuous roll-out of coolers, strong performance of the new product categories and improved pricing. In addition, Romania contributed €76.8 million as a result of package and flavor extensions supported by a new aseptic line. This reflects the strength of our Romanian market execution combined with the positive development of the country. Nigeria made a positive contribution of €30.3 million, an 8.9% increase compared to 2005, primarily aided by price increases introduced in late 2005 in almost all product categories. The Russian Federation, Romania and Nigeria, all benefited from the strengthening of the local currency against the euro.

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

Cost of goods sold

        Our average cost of goods sold per unit case increased from €1.79 in 2005, to €1.90 in 2006 as a result of significant pressure from higher raw material costs and restructuring costs partially offset by the success of our supply chain optimization initiatives. Restructuring costs for 2006 amounted to €63.3 million compared to €14.3 million in 2005, of which €34.3 million, as compared to €6.8 million in 2005, were in the form of redundancy charges, accelerated depreciation accounted for €5.9 million compared to €6.6 million in 2005, while impairment charges to production equipment amounted to €9.4 million compared to €0.9 million in 2005. In addition, an impairment charge of €13.7 million on certain refillable PET and glass bottles and crates was recorded in 2006 while there was no similar charge in 2005. Our restructuring costs relate primarily to our initiatives to develop a single all-island production facility in Ireland and to rationalize our production capabilities in Greece and Nigeria.

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

Selling, delivery and administrative expenses

        In 2006, selling costs (including depreciation) amounted to €828.4 million or 15.4% of our net sales revenue, as compared to €720.4 million, or 15.5% in 2005. The ratio of selling costs over net sales revenue marginally decreased, despite the fact that we incurred €5.2 of restructuring charges in 2006 (nil in 2005). The increase in selling costs was due to the growth in sales and associated selling costs, particularly in Greece, Nigeria and the Russian Federation. The increase in selling costs reflects our focus on strengthening our sales force and improving marketing efforts.

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

        Other operating items in 2006 consisted of the costs associated with the fine imposed by the Greek Competition Authority of €9.3 million and a gain on sale of our site in Dublin of €18.9 million. For additional information related to the fine imposed by the Greek Competition Authority, you should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information. There were no such other operating items in 2005.

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

Reporting segments

Year ended December 31, 2007 compared to year ended December 31, 2006

        The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, 2007, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table. Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2007		Year ended December 31, 2006
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	678.6	34.8	614.6	35.7
Net sales revenue	2,634.5	42.6	2,473.5	46.0
Operating profit	283.5	42.9	225.0	49.0
Depreciation of property, plant and equipment	119.7	33.0	125.9	38.1
Amortization of intangible assets	1.0	71.4	0.6	85.7
Impairment of property, plant and equipment	—	—	13.3	54.3
Stock option compensation	2.0	34.5	1.3	32.5
COP	406.2	39.4	366.1	44.7
Total assets	3,773.7	48.0	3,789.4	52.0
Developing countries
Unit case volume	381.9	19.6	344.8	20.0
Net sales revenue	1,186.0	19.1	993.2	18.5
Operating profit	112.3	17.0	71.8	15.6
Depreciation of property, plant and equipment	71.8	19.8	66.1	20.0
Amortization of intangible assets	0.2	14.3	0.1	14.3
Impairment of property, plant and equipment	—	—	4.1	16.7
Stock option compensation	1.1	19.0	0.7	17.5
COP	185.4	18.0	142.8	17.5
Total assets	1,592.0	20.2	1,426.6	19.6
Emerging countries
Unit case volume	888.1	45.6	764.2	44.3
Net sales revenue	2,368.1	38.3	1,905.5	35.5
Operating profit	264.6	40.1	162.3	35.4
Depreciation of property, plant and equipment	171.4	47.2	138.2	41.9
Amortization of intangible assets	0.2	14.3	—	—
Impairment of property, plant and equipment	—	—	7.1	29.0
Stock option compensation	2.7	46.5	2.0	50.0
COP	438.9	42.6	309.6	37.8
Total assets	2,678.8	34.1	1,987.1	27.3
Corporate/inter-segment receivables
Total assets	(183.2)	(2.3)	84.5	1.1
Total
Unit case volume	1,948.6	100.0	1,723.6	100.0
Net sales revenue	6,188.6	100.0	5,372.2	100.0
Operating profit	660.4	100.0	459.1	100.0
Depreciation of property, plant and equipment	362.9	100.0	330.2	100.0
Amortization of intangible assets	1.4	100.0	0.7	100.0
Impairment of property, plant and equipment	—	100.0	24.5	100.0
Stock option compensation	5.8	100.0	4.0	100.0
COP	1,030.5	100.0	818.5	100.0
Total assets	7,861.3	100.0	7,287.6	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	2007	2006	Change	Change
	(in millions of unit cases)%
Italy	257.4	214.2	43.2	20.2
Greece	159.8	149.4	10.4	7.0
Austria	86.6	85.2	1.4	1.6
The Republic of Ireland and Northern Ireland	80.1	78.0	2.1	2.7
Switzerland	79.2	75.9	3.3	4.3
Cyprus	15.5	11.9	3.6	30.3

	678.6	614.6	64.0	10.4

        Sales volume in our established markets was 678.6 million unit cases in 2007, an increase of 10.4% over 2006, predominantly as a result of the acquisition of Fonti Del Vulture S.r.l. Strong operating performance in Greece and Italy led segment growth during the full year. In Italy, volume growth of 16.9% was due to the Fonti Del Vulture S.r.l. water acquisition and volume growth of 3.3% due to category share gains. This strong performance reflects the successful launch of Coca-Cola Zero and the growth of the direct distribution system. In Greece, the successful launches of Coca-Cola Zero and new Amita juices together with the continuous improvement of market activation indicators resulted in a growth of 7.0%. The Republic of Ireland and Northern Ireland delivered share gains in all categories and volume growth of 2.7%. In Switzerland, volume growth is attributed mainly to the successful launch of Coca-Cola Zero, as in Austria, combined with the introduction of a new flavored variant of Römerquelle Emotion in Austria.

        Our operations in established markets contributed €406.2 million to our COP for the year 2007, representing an 11.0% increase compared to 2006.

        In 2007, we achieved an operating profit of €283.5 million compared to an operating profit of €225.0 million in 2006. This is primarily due to the reduction of restructuring costs incurred. Restructuring charges for 2007 amounted to €12.2 million, comprising cash employee redundancy charges of €11.9 million and accelerated depreciation of €0.3 million. The 2007 restructuring charges primarily relate to initiatives in Ireland. By comparison, in 2006, restructuring costs amounted to €83.9 million, reflecting €53.0 million of redundancy charges, €6.3 million of accelerated depreciation, impairment charges of property, plant and equipment of €9.4 million and impairment of bottles of €15.1 million. These costs primarily related to the initiatives to develop a single all-island production facility in Ireland and the rationalization of warehousing and production facilities in Greece and the Republic of Ireland.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	2007	2006	Change	Change
	(in millions of unit cases)%
Poland	151.9	133.0	18.9	14.2
Hungary	88.4	85.0	3.4	4.0
Czech Republic	58.4	52.2	6.2	11.9
Croatia	29.2	26.6	2.6	9.8
Baltic countries	27.7	24.1	3.6	14.9
Slovakia	20.5	18.9	1.6	8.5
Slovenia	5.8	5.0	0.8	16.0

	381.9	344.8	37.1	10.8

        Sales volume in our developing markets was 381.9 million unit cases in 2007, an increase of 10.8% over 2006. This was a solid performance, particularly since our developing market segment was cycling a strong comparable growth of 12.7% in the previous year. Poland was the key performer in terms of absolute sales volume growth with an increase of 18.9 million unit cases, an improvement of 14.2% over 2006. This result reflected our focus on quality market execution combined with outlet expansion. Slovenia, the Baltic countries and the Czech Republic experienced sales volume increases of 16.0%, 14.9% and 11.9%, respectively. Nestea Snowy Orange was launched in Hungary and Poland during the fourth quarter, building on the already strong success of the Nestea brand in these markets.

        Our operations in developing markets contributed €185.4 million to our COP in 2007, 29.8% above 2006.

        In 2007, we achieved an operating profit of €112.3 million in our developing countries compared to an operating profit of €71.8 million in 2006, a gain of 56.4%. This result was driven by solid volume growth and successful revenue growth management initiatives.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	2007	2006	Change	Change
	(in millions of unit cases)%
Russian Federation	293.9	263.6	30.3	11.5
Romania	178.9	145.6	33.3	22.9
Nigeria	149.8	142.2	7.6	5.3
Ukraine	91.6	74.0	17.6	23.8
Bulgaria	62.6	51.3	11.3	22.0
Serbia and Montenegro	66.3	50.7	15.6	30.8
Belarus	18.3	15.9	2.4	15.1
Bosnia and Herzegovina	15.0	13.9	1.1	7.9
Armenia	5.2	4.7	0.5	10.6
Moldova	6.5	2.3	4.2	182.6

	888.1	764.2	123.8	16.2

        Sales volume in our emerging markets was 888.1 million unit cases in 2007, 16.2% above 2006. On an absolute basis, the greatest contributor to the gain was Romania, which sold an additional

33.3 million unit cases in 2007 compared to 2006. This result was partially achieved through the launch of Coca-Cola Zero and the introduction of new flavor extensions to our Nestea, Cappy and Fanta brands, along with strong marketing support. The Russian Federation achieved strong growth, experiencing a sales volume increase of 11.5%, or 30.3 million unit cases. Volume gains were achieved across all product categories. This result reflects the improvement in the economy of the Russian Federation coupled with increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in production capacity and sales and distribution infrastructure. In Serbia and Montenegro, Ukraine and Bulgaria, we experienced sales volume increases of 30.8%, 23.8% and 22.0%, respectively.

        Our operations in emerging markets contributed €438.9 million to our COP in 2007, 41.8% above 2006.

        In 2007, we achieved an operating profit of €264.6 million compared to an operating profit of €162.3 million in 2006, a gain of 63.0%. This was a result of strong volume growth and pricing realization, combined with operating efficiencies, which led to significant operating margin improvement. The Russian Federation, Romania and Nigeria were all strong contributors to the improvement in operating profit.

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

	Year ended December 31, 2006		Year ended December 31, 2005
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	614.6	35.7	563.5	36.6
Net sales revenue	2,473.5	46.0	2,261.8	48.8
Operating profit	225.0	49.0	251.0	55.7
Depreciation of property, plant and equipment	125.9	38.1	120.1	38.8
Amortization of intangible assets	0.6	85.7	0.1	50.0
Impairment of property, plant and equipment	13.3	54.3	—	—
Stock option compensation	1.3	32.5	—	—
COP	366.1	44.7	371.2	48.7
Total assets	3,789.4	52.0	3,625.6	53.8
Developing countries
Unit case volume	344.8	20.0	305.9	19.9
Net sales revenue	993.2	18.5	841.1	18.2
Operating profit	71.8	15.6	47.0	10.4
Depreciation of property, plant and equipment	66.1	20.0	68.9	22.2
Amortization of intangible assets	0.1	14.3	0.1	50.0
Impairment of property, plant and equipment	4.1	16.7	0.9	100.0
Stock option compensation	0.7	17.5	—	—
COP	142.8	17.5	116.9	15.4
Total assets	1,426.6	19.6	1,312.4	19.5
Emerging countries
Unit case volume	764.2	44.3	669.7	43.5
Net sales revenue	1,905.5	35.5	1,531.0	33.0
Operating profit	162.3	35.4	152.7	33.9
Depreciation of property, plant and equipment	138.2	41.9	120.7	39.0
Impairment of property, plant and equipment	7.1	29.0	—	—
Stock option compensation	2.0	50.0	—	—
COP	309.6	37.8	273.4	35.9
Total assets	1,987.1	27.3	1,741.9	25.9
Corporate/inter-segment receivables
Total assets	84.5	1.1	54.9	0.8
Total
Unit case volume	1,723.6	100.0	1,539.1	100.0
Net sales revenue	5,372.2	100.0	4,633.9	100.0
Operating profit	459.1	100.0	450.7	100.0
Depreciation of property, plant and equipment	330.2	100.0	309.7	100.0
Amortization of intangible assets	0.7	100.0	0.2	100.0
Impairment of property, plant and equipment	24.5	100.0	0.9	100.0
Stock option compensation	4.0	100.0	—	—
COP	818.5	100.0	761.5	100.0
Total assets	7,287.6	100.0	6,734.8	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	2006	2005	Change	Change
	(in millions of unit cases)%
Italy	214.2	180.4	33.8	18.7
Greece	149.4	144.9	4.5	3.1
Austria	85.2	86.8	(1.6)	(1.8)
The Republic of Ireland and Northern Ireland	78.0	75.8	2.2	2.9
Switzerland	75.9	75.6	0.3	0.4
Cyprus	11.9	—	11.9	n/a

	614.6	563.5	51.1	9.1

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

Cash flows provided by operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2005 to the year ended December 31, 2007 are as follows:

	2007	2006	2005
	(euro in millions)
Net income due to operating activities plus adjustments to reconcile net income to net cash provided by operating activities	818.3	652.9	594.3
Changes in operating assets and liabilities, net of effect of acquisitions	(77.4)	40.2	(49.1)

Net cash provided by operating activities	740.9	693.1	545.2

        Our primary source of cash flow is funds generated from operations. In 2007, the increase in net cash provided by operating activities amounted to an additional €47.8 million over 2006. This was due to solid business operating results, partially offset by an unfavorable change in the working capital position. In 2006, the increase in net cash provided by operating activities amounted to an additional €147.9 million over 2005. This was not only due to solid business operating results, but also due to a favorable change in the working capital position.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2005 to the year ended December 31, 2007 are as follows:

	2007	2006	2005
	(euro in millions)
Purchases of property, plant and equipment	(571.7)	(560.0)	(427.5)
Proceeds from disposal of property, plant and equipment	27.3	37.7	27.4
Cash payments for acquisitions, net of cash acquired	(191.6)	(78.1)	(196.0)
Proceeds from sale of trademarks	—	—	9.0
Return of investment of equity method investees	—	5.6	—
Proceeds from sale of investments	1.5	10.0	5.1
Purchase of investments	(6.0)	(1.7)	(3.1)

Net cash used in investing activities	(740.5)	(586.5)	(585.1)

        Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the three years ended December 31. We focus our capital investment on the most profitable areas of the business, such as cold drink equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, thus minimizing cash outflows and improving our returns on existing assets.

        Set forth below are our purchases of property, plant and equipment in our three business segments for the period from the year ended December 31, 2005 to the year ended December 31, 2007. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2007		2006		2005
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	182.4	31.9	183.5	32.8	107.9	25.2
Developing countries	130.2	22.8	94.1	16.8	77.4	18.1
Emerging countries	259.1	45.3	282.4	50.4	242.2	56.7

Total purchases of property, plant and equipment	571.7	100.0	560.0	100.0	427.5	100.0

        Purchases of property, plant and equipment totaled €571.7 million in 2007. Of this, 48.7% related to investment in production facilities and 17.8% to the acquisition of marketing equipment. In particular, €49.4 million was spent on the greenfield site in Northern Ireland, during 2007, bringing the expenditure to December 31, 2007 to €98.0 million. The increase of €11.7 million, or 2.1%, in purchases in 2007 compared to 2006 is mainly attributed to the increase in investment in production equipment of €51.8 million, offset by a reduction of investment in marketing equipment of €62.6 million. The increase in capital expenditure by €132.5 million in 2006, compared to 2005 was primarily due to greater focus on cold drink equipment placements.

        Cash payments for acquisitions of €191.6 million in 2007 primarily related to the acquisitions of Eurmatik S.r.l. and OOO Aqua Vision. Cash payments for acquisitions of €78.1 million in 2006 primarily related to the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l. and Yoppi Kft. Cash payments for acquisitions of €196.0 million in 2005 primarily relate to the acquisition of the Multon Z.A.O. group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited. In 2005, we received €6.4 million from The Coca-Cola Company in respect of the sale of the Bankia trademark and a further €2.6 million of proceeds regarding the sale of Olimpija trademarks sold in 2004. For additional information, see "Major recent transactions" above.

Cash flows (used in) provided by financing activities

        Our cash flows provided by financing activities from the year ended December 31, 2005 to the year ended December 31, 2007 are as follows:

	2007	2006	2005
	(euro in millions)
Proceeds from issuance of debt	201.5	696.8	586.9
Repayments of debt	(240.0)	(662.5)	(373.4)
Support payments from The Coca-Cola Company for cold drink equipment placements	45.1	54.8	16.7
Payments on capital lease obligations	(42.2)	(20.4)	(16.6)
Payment of expenses related to bonus share issue	(0.6)	—	—
Proceeds from issue of shares	8.7	22.5	36.6
Dividends paid	(83.0)	(76.8)	(75.5)

Net cash (used in) provided by financing activities	(110.5)	14.4	174.7

        Issuances and repayments of debt include both short-term and long-term financing activities.

        Issuances and repayment of debt in 2007 were primarily under the commercial paper program. The net repayment of debt for the year was €38.5 million.

        Issuances and repayment of debt in 2006 were primarily under our €2 billion Euro Medium Term Note ("EMTN") Program. The net issuance of debt for the year was €34.3 million. The additional funding was required in order to fund the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l and Yoppi Kft.

        Issuances and repayment of debt in 2005 were primarily under the commercial paper program. The net issuance of debt for the year was €213.5 million. The additional funding was required in order to fund the acquisition of the Multon Z.A.O. group, Vlasinka d.o.o., Bankya Mineral Waters Bottling Company EOOD and Vendit Limited.

        On March 24, 2006, we completed, through our wholly owned subsidiary Coca-Cola HBC Finance plc, the issue of a €350.0 million 3-year Euro-denominated floating rate bond. The transaction was executed under our EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under our €625.0 million 5.25% Eurobond, which matured on June 27, 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in the year. Contractual interest repricing dates for the bond are the 24th day of March, June, September and December of each year until maturity.

        In 2007, we received proceeds from the issue of shares of €8.7 million. This followed the resolution by our board of directors on November 20, 2007, to increase our share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.3 million to issued capital and €8.4 million to additional paid-in capital. For further details on our employee stock option plan, refer to Item 6B, "Directors, Senior Management and Employees—Compensation—Stock Option Plan".

        In 2006, we received proceeds from the issue of shares of €22.5 million. This followed the resolution by our board of directors on December 20, 2006, to increase our share capital by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.7 million to issued capital and €21.8 million to additional paid-in capital.

        In 2005, we received proceeds from the issue of shares of €36.6 million. This followed the resolution by our board of directors on December 21, 2005, to increase our share capital by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €1.2 million to issued capital and €35.4 million to additional paid-in capital.

        We have declared eighteen consecutive annual dividends to our shareholders, starting in 1991. We paid €77.5 million, €72.2 million and €66.7 million in the years ended December 31, 2007, 2006 and 2005, respectively. You should read Item 3A, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, was as follows:

	2007	2006	2005
	(euro in millions)
Current assets	1,701.1	1,617.0	1,357.3
Current liabilities	(1,555.5)	(1,397.7)	(1,528.0)

Working capital	145.6	219.3	(170.7)
Add back: deposit liabilities on returnable containers	106.3	100.7	137.1

Working capital, excluding deposit liabilities	251.9	320.0	(33.6)

        Our working capital, excluding deposit liability on returnable containers, as at December 31, 2007 decreased by €68.1 million over the working capital balance as at December 31, 2006. Reasons for this included the increase in the net balance of current debt of €121.0 million, for the reasons discussed above in "Liquidity and capital resources—Cash flows provided by financing activities", the increase in inventories of €88.5 million and an increase in accounts payable and accruals of €109.0 million. The working capital increase of €353.6 million from December 31, 2005 to December 31, 2006 was primarily due to the increase in the level of current debt held.

        We believe that a working capital deficit is not unusual for us and should not be considered to indicate a lack of liquidity. As at December 31, 2005, we had a negative working capital of €33.6 million excluding deposit liabilities for returnable containers of €137.1 million. As at December 31, 2006 and 2007, we had a positive working capital of €320.0 million and €251.9 million respectively, excluding deposit liabilities for returnable containers of €100.7 million and €106.3 million. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the company.

  Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2007		2006		2005
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro or euro equivalent	129.0	73.2	239.4	82.9	82.2	48.8
Romanian leu	11.9	6.8	7.2	2.5	0.5	0.3
Russian rubble	5.7	3.2	3.2	1.1	2.8	1.7
Croatian kuna	5.1	2.9	3.2	1.1	0.4	0.2
Nigerian naira	4.5	2.6	7.6	2.6	7.1	4.2
Swiss franc	3.6	2.0	3.6	1.3	1.7	1.0
UK sterling	3.2	1.8	2.0	0.7	60.9	36.2
Polish zloty	2.3	1.3	0.6	0.2	11.1	6.6
Bosnia and Herzegovina convertible mark	1.8	1.0	1.7	0.6	—	—
Bulgarian lev	1.7	1.0	—	—	—	—
US Dollar	1.5	0.9	1.4	0.5	1.2	0.7
Serbian dinar	0.6	0.3	2.4	0.8	—	—
Belarusian rouble	0.6	0.3	1.0	0.3	0.4	0.2
Cyprus pounds	0.1	0.1	12.3	4.3	—	—
Other	4.6	2.6	3.1	1.1	0.2	0.1

	176.2	100.0	288.7	100.0	168.5	100.0

        Our cash and cash equivalents balance at December 31, 2007 was €176.2 million, representing a decrease of €112.5 million from the balance at December 31, 2006 and an increase of €7.7 million from the balance as at December 31, 2005. The decrease of the cash and cash equivalents balance between 2006 and 2007 was principally the result of our acquisition activity. The increase of the cash and cash equivalents balance between 2005 and 2006 was principally the result of our strategy to build cash balances to pre-fund debt maturities as well as expected acquisition activity.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure.

Debt

        Medium and long-term funding is based on the need to ensure a consistent supply of committed funding, at minimum cost given market conditions, to meet our anticipated capital and operating funding requirements.

        Our debt as at December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(euro in millions)
Short-term borrowings	259.1	269.3	310.0
Current portion of long-term debt	—	—	243.9
Current portion of capital lease commitments	52.6	33.9	19.8
Long-term debt, less current portion	1,472.8	1,516.4	1,278.4
Capital lease obligations, less current portion	109.1	82.2	50.3

Total long-term debt, including capital leases	1,634.5	1,632.5	1,592.4

Gross debt, including capital lease obligations	1,893.6	1,901.8	1,902.4

Cash and cash equivalents	(176.2)	(288.7)	(168.5)

Net debt	1,717.4	1,613.1	1,733.9

        As at December 31, 2007, 64.2% of our gross debt was denominated in euro and 34.0% in US dollars. This compared to 61.6% in euro and 35.4% in US dollars, as at December 31, 2006 and 55.7% in euro and 40.7% in US dollars, as at December 31, 2005.

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

        We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed to floating rate interest rate swaps, and interest rate cap options. As at December 31, 2007, 59.3% of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps. As at December 31, 2006 and 2005, 69% and 80%, respectively, of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps.

        During 2004, we purchased interest rate cap options on floating rate obligations. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in net income. The option premiums are expensed to the statement of income through the option revaluation process. As at December 31, 2007 the options had a maturity of 6 months.

Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program with various financial institutions to further diversify our short term funding sources. The program consists of a multi-currency Euro-commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program at December 31, 2007 was €210.5 million and €184.0 million in December 31, 2006.

        As at June 20, 2008, we had outstanding balances of €376.5 million and $70.0 million under the commercial paper program. The weighted average interest rate that applies to these outstanding balances is 4.8% and 2.6% respectively.

        As of December 31, 2004, Coca-Cola Hellenic Bottling Company S.A. had a €900.0 million syndicated loan facility, of which the first tranche of €450.0 million matured on May 14, 2005. During August 2005, Coca-Cola Hellenic Bottling Company S.A. replaced its remaining €450.0 million syndicated loan facility with a €600.0 million facility issued through various financial institutions expiring on August 1, 2010. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between us and the financial institutions. In the aggregate, we have a maximum available borrowing under the global commercial paper program and the backstop facility of €1.0 billion. No amounts have been drawn under the syndicated loan facility.

US debt-shelf program

        In December 2003, we registered with the SEC a debt-shelf program amounting to $2.0 billion guaranteed notes that we may issue from time to time through our wholly-owned Dutch finance subsidiary, Coca-Cola HBC Finance B.V. As at June 20, 2008, no notes had been issued through the debt-shelf program.

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

        The program has been used five times since it was launched in 2001, raising a total of €1,975.0 million. The first Eurobond issue occurred in June 2001 at an interest rate of 5.25% and raised €625.0 million. The Eurobond had a maturity of June 2006. The second and third Eurobond issues occured in December 2001 at floating rate and at 4.00%, respectively, and raised €200.0 million and €300.0 million. The Eurobonds had a maturity of December 2003 and December 2004, respectively, and have now been repaid in full. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding 5.25% Eurobond that matured in June 2006. On July 12, 2004, we finalized a successful tender offer for a further €322.0 million of the outstanding debt on the 5.25% Eurobond that matured in June 2006. On the same date, we successfully completed a €500.0 million bond issue at an interest rate of 4.375%. The issue has a term of seven years. Proceeds from that issue were used to finance the €332.0 million tender offer for the 5.25% Eurobond that matured in 2006 and to partially fund the repayment of the €300.0 million 4.0% Eurobond that matured in December 2004. The remaining €233.0 million outstanding on the 5.25% Eurobond was repaid in June 2006. The repayment of this Eurobond was pre-funded in March 2006, with the issue of €350.0 million of floating rate notes, maturing in March 2009. Part of the proceeds of the €350.0 million Eurobond were used to fund the acquisition of Lanitis Bros Public Limited. This issuance followed the renewal in March 2006 of our euro medium-term note program.

        At December 31, 2007, there was €850.0 million of Eurobonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest		Term
July 2004	€500.0 million	Fixed 4.375%		7 years
March 2006	€350.0 million	Floating (EURIBOR + 0.2%	)	3 years

Notes issued in the US market

        On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€617.2 million at December 31, 2007 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€342.9 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€274.3 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to affect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission ("SEC"). Acceptances under the offer, which was finalized in February 2004, amounted to US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

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

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse movements in currency exchange rates, interest rates and commodity prices. Our board of directors has approved our treasury policy, which provides the control framework for all treasury and treasury-related transactions. Our treasury department is responsible for managing the financial risks of our group in a controlled manner, consistent with the policies approved by our board of directors. These policies include:

  •
  Hedging transactional exposures to reduce risk and limit volatility. Derivative financial instruments may be used provided they qualify as hedging activities defined by the policy. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecast transaction.

  •
  Ensuring that all transactions are executed in the most cost-efficient manner, are controlled effectively and are undertaken with approved counter-parties. In the context of our overall treasury policy, and in line with board-approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under their respective headings below.

        We use derivative financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. It is our policy to negotiate the terms of the hedge derivatives to match the term of the hedged items to maximize hedge effectiveness. We do not, as a matter of policy, enter into speculative financial transactions.

        The board of directors has delegated authority to execute transactions, including derivative activities with approved financial institutions, to the chief financial officer and the group treasurer. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specific permitted transactions. The use of financial instruments is restricted to circumstances where they do not subject us to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 20, 2008 have maturities ranging from July 2011 to September 2015. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        We have entered into interest rate swap agreements to convert our €233.0 million (originally €625.0 million) and €500.0 million fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps at December 31, 2007 were €500.0 million, as the interest rate swap of €233.0 million matured in June 2006.

        During 2007, we did not recognize any loss or gain in relation to interest rate swaps that were not eligible for hedge accounting. By comparison, during 2006 and 2005, we recognized in other expense losses of €0.1 and €3.0 million respectively in relation to interest rate swaps that were not eligible for hedge accounting.

        During 2007, we recognized in interest expense a loss of €1.0 million in relation to interest rate swaps which qualified for hedge accounting. No loss or gain was recognized during 2006 and 2005.

        Since 2004, we have been using interest rate and cross currency swaps to convert our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate debt based on EURIBOR. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the issued notes.

        A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2007 would increase interest expense on an annual basis by €12.1 million, compared to €14.7 million for 2006, and would decrease by €18.1 million for a 1% decrease in rates, compared to €15.4 million for 2006. The effect of a 1% change in market interest rates for 2005 would have changed interest expense by approximately €18.3 million. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign exchange risk

        We use financial instruments, such as forward foreign exchange contracts and foreign currency options, to reduce our net exposure to currency fluctuations. These contracts normally mature within one year. Our treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum and maximum coverage levels. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable.

        At December 31, 2007 and 2006, we had forward foreign exchange contracts, principally between the euro and the US dollar, British pound, Polish zloty, Hungarian forint, Czech koruna, Swiss franc, Croatian kuna, Slovak koruna, Russian rubble and Romanian leu, as well as between the US dollar and the Russian rubble and Romanian leu. The aggregate notional amounts of these contracts for both purchase and sale of foreign currencies were €451.5 million as at December 31, 2007, as compared to €187.3 million as at December 31, 2006.

        The notional amount of foreign currency option contracts for British pound, Romanian leu, Swiss franc, Russian rubble, Polish zloty and Hungarian forint were €158.4 million as at December 31, 2007, as compared to €27.5 million as at December 31, 2006 for Polish zloty and Hungarian forint.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2007 and 2006 the fair value of the cross currency swaps represented a payable of €186.7 million and €122.0 million, respectively.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. We hedge exposure to changes in movements in market prices associated with raw material purchases by using various risk management products, such as commodity futures and option contracts and supplier agreements.

        To manage a portion of the price risk of sugar costs, we use sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. In 2007, we recorded €0.4 million of losses in our cost of sales, in respect of sugar futures, while there were no outstanding sugar futures at December 31, 2007. By comparison, in 2006, we recorded a loss of €10.3 million of which €1.8 million related to futures for 17,000 metric tones of white sugar which were outstanding at December 31, 2006. There was neither a loss nor gain for 2005.

        We enter into multi-year volume purchase commitments with aluminum can manufacturers for a portion of our production requirements. Generally, these volume commitments are at fixed prices except for the aluminum content. We can from time to time, in quantities of our choice, request the manufacturer to fix the prices of the aluminum content in reference to market rates. We try to reduce our exposure to resin price fluctuations by buying forward where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. We apply a variety of contract structures and a competitive supply base to mitigate our exposure and link our contracts to different indexes within the PET value chain. We do also use imported Asian resin to balance European resin market prices and increasingly use recycled content within the European Union.

Credit risk

        We have no significant concentrations of credit risk due to our large customer base. We have put in place policies to help ensure that sales of products and services are only made to customers with an appropriate credit history.

        Within the context of treasury operations, our exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that we are prepared to accept with respect to individual counterparties/countries. In addition, and in relation to derivative financial instruments, prior to the entering into any types of such instruments, the counterparty must have at least one credit rating which is no lower than AA-/Aa3. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution. The extent of the credit risk depends upon the instrument used. The degree of credit exposure associated with each instrument is determined by an Assessed Counterparty Exposure ("ACE"). An ACE is a measure of the perceived inherent credit exposure arising from transactions in each instrument or facility. The ACE calculation is based on a fair value of the position, the product maturity and the counterparty's credit ratings. The total credit exposure to a counterparty or country is recognized as the sum of the ACE for all transactions entered into with that counterparty or country.

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

C.    Research and development, patent and licenses

        Not applicable.

D.    Outlook and trend information

        Effective January 1, 2008 we have elected to report our financial results to the SEC prepared in accordance with IFRS as issued by the International Accounting Standards Board rather than in accordance with US GAAP as has been used previously. To aid comparability, the analysis presented in this section has been prepared on the basis of US GAAP.

        During the first quarter of 2008 our sales volume increased by 6.8% against the first quarter of 2007, while our net sales revenue increased by 9.4% over the first quarter of 2007. Our net sales revenue benefited from the strong volume growth, pricing initiatives, product mix improvement and a positive currency impact. Cost of goods sold per unit case stayed stable at €1.91, with raw material cost pressures, particularly in the areas of PET and juices, offset by a reduction in restructuring activity. Total operating expenses per unit case increased by €0.04, in the first quarter versus the same period in 2007, driven by additional early marketing and sales initiatives, coupled with new product launches, primarily in our developing and emerging markets. In addition, the piloting of our fully integrated sales order and distribution system (SAP) in the Czech Republic and Slovakia caused some disruption to business early in the first quarter.

        Despite the solid results achieved in the first quarter, the environment in which we operate remains uncertain. Macroeconomic conditions in a number of our markets, particularly Italy, Ukraine and Romania, have become increasingly challenging with early signs of rising food and fuel prices adversely impacting consumer sentiment and restricting discretionary spending. Also, the continued rise in global oil prices to unprecedented levels has negatively impacted our cost base, primarily in relation to our PET contracts and distribution expenses. Weather conditions across most of our Central European markets, Russia and Ukraine have been significantly worse in the second quarter of 2008 compared with the prior year, impacting both volume and mix. In addition, in Greece, one of our key markets, a twelve-day general transportation strike in May limited our ability to fulfill customer orders for at least three to four weeks ahead of our high selling season, particularly in the higher margin immediate consumption channels.

        The aforementioned factors are expected to have a detrimental impact on our operating profit, particularly in the first half of the year.

        On March 27, 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

        On June 26, 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

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

F.     Tabular disclosure of contractual obligations

        The following table reflects our contractual obligations as at December 31, 2007, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings	259.1	259.1	—	—	—
Long-term debt	1,472.8	—	349.9	493.1	629.8
Estimated interest payments	366.7	84.4	116.3	93.1	72.9
Operating leases	176.7	51.5	65.4	42.8	17.0
Capital leases	161.7	52.3	86.7	15.8	6.9
Capital purchase obligations	144.0	136.7	7.3	—	—
Other long-term purchase obligations	375.6	254.1	116.5	1.9	3.1

Total	2,956.6	838.1	742.1	646.7	729.7

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

        The above table does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail above under "Market Risk".

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        Our board of directors and senior management are responsible for our management. In particular, senior management is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines established by our board of directors. The board of directors approves three-year strategic and financial plans and detailed annual budgets. The business address of our directors and senior management is c/o Coca-Cola Hellenic Bottling Company S.A., 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

Directors nominated by The Kar-Tess Group and The Coca-Cola Company Entities

        Mr. George A. David, Mr. Anastasis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis were nominated by The Kar-Tess Group. Messrs. Cummings and Finan were nominated by The Coca-Cola Company Entities. The Kar-Tess Group and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases.

        Mr. George A. David is the father of Mr. Anastasis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, Mr. Anastasis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership. Boval S.A. of The Kar-Tess Group currently holds 44.1% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of our directors of and their private interests and other duties.

Directors

Name	Age	Title	Initially Elected
George A. David	71	Chairman of the Board	January 2, 1981
Doros Constantinou	57	Managing Director	August 22, 2003
Anastasios P. Leventis	67	Vice-Chairman of the Board	October 27, 2000
Kent Atkinson	63	Non-Executive Director	September 6, 2000
Alexander B. Cummings	51	Non-Executive Director	September 13, 2006
Antonio D'Amato	51	Non-Executive Director	January 1, 2002
Anastasis G. David	37	Non-Executive Director	July 27, 2006
Irial Finan	51	Non-Executive Director	October 23, 1997(1)
Haralambos K. Leventis	65	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith	69	Non-Executive Director	September 6, 2000
Nigel Macdonald	63	Non-Executive Director	June 17, 2005
Samir Toubassy	68	Non-Executive Director	September 6, 2000

(1)
Mr. Irial Finan originally served as a member of the board of directors of Hellenic Bottling Company S.A. from October 23, 1997 to August 30, 2000 (Hellenic Bottling Company S.A. consummated its acquisition of Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on August 9, 2000). He then served on the board of directors from May 18, 2001 to August 21, 2003. His current term began on June 17, 2005.

George A. David

        Mr. David, chairman of our board of directors, graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle Mr. A.G. Leventis in Nigeria. He was sales manager from 1959 to 1962, branch manager from 1962 to 1964, general manager of the technical division from 1964 to 1965, executive director from 1966 to 1978, and managing director of Leventis Technical Limited from 1972 to 1978, when he assumed responsibility for family interests in Greece. After 1981, he assumed responsibility for the investments of Kar-Tess Holding S.A. Today, he holds a position on the board of directors of Petros Petropoulos AVEE, Titan Cement Company S.A. and AXA Insurance S.A. Mr. David is a trustee of the A.G. Leventis Foundation, a member of the boards of directors of the Hellenic Institute of Defence and Foreign Policy (ELIAMEP) and the Center for Asia Minor Studies. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with PricewaterhouseCoopers S.A. where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., one of the leading global manufacturers of commercial refrigerators and packaging products with operations in 16 countries and a listing on the Athens Stock Exchange. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003.

Anastasios P. Leventis CBE OFR

        Mr. Leventis has been working in Nigeria for companies controlled by Mr. A.G. Leventis since the 1960s, where he became involved in all aspects of their operations and, in particular, the expansion and development of their commercial activities. He is on the board of directors of Boval S.A., which has widespread investments worldwide, and is on the board of directors of various subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of the Commander of the Order of the British Empire in the Queen's Birthday Honors List of 2004 and was also honored with the award of Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of Order of the Federal Republic of Nigeria in 2002. Mr. Leventis also serves on the councils of several non-profit organizations.

Kent Atkinson

        Mr. Atkinson was chief financial officer of Lloyds TSB Group plc from January 1995 until his retirement in June 2002. He continued as a non-executive director on the board of directors of Lloyds TSB Group until April 2003. He began his career in 1964 with the Bank of London in South America, which was later acquired by Lloyds Bank plc. After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the United Kingdom in 1989 as regional executive director for the South East and then general manager of the retail operations, UK Retail Banking division, before assuming his position as chief financial officer. Mr. Atkinson holds positions as a non-executive director of Millicom International Cellular S.A., a non-executive director and a member of the audit committee and the strategy and mergers and acquisitions committee of Gemalto N.V. He is a non-executive director and chairman of the audit committee of Standard Life plc, the deputy chairman of Standard Life Assurance Company Ltd, the chairman of Standard Life Bank Limited and a member of Standard Life's Investment Committee. He also serves as the chairman of Link Plus Corporation. Mr. Atkinson is our senior independent director and the chairman of our audit committee.

Alexander B. Cummings

        Mr. Cummings is president and chief operating officer of the Africa Group of The Coca-Cola Company and is responsible for The Coca-Cola Company operations in Africa, which encompasses a total of 56 countries and territories across the continent. Born in Liberia, West Africa, Mr. Cummings joined The Coca-Cola Company in 1997 as region manager for Nigeria. In 2000, he was named president of The Coca-Cola Company North and West Africa Division. He is the chairman of the Coca-Cola Africa Foundation and he serves on the boards of directors of Africare, and Clark Atlanta University. In addition to his position on our board of directors, Mr. Cummings is also a board member of the following bottling partner entities of The Coca-Cola Company: Coca-Cola Sabco (Pty.) Ltd., Equatorial Coca-Cola Bottling Company and The Coca-Cola Bottling Company of Egypt. Mr. Cummings is a member of our human resources committee and social responsibility committee.

Antonio D'Amato

        Mr. D'Amato started his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and in 1991, he became president of the Finseda Group. Since 1996, Mr. D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of UNICE (Union of Industrial and Employers' Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LU ISS University in Rome, a leading private Italian university.

Anastassis G. David

        Mr. David graduated from Tufts University in Massachussets in 1993 and began his career in the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers S.A., focusing on accounting and business finance and from 1998 to the present date, Mr. David's principal activity has been as advisor to the Kar-Tess Group on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005. Mr. David currently serves as a member on the board of directors of IDEAL Group S.A. and Aegean Airlines S.A. and is also a member of the Advisory Board of Fares Center at Tufts University.

Irial Finan

        Mr. Finan is executive vice president of The Coca-Cola Company and president of bottling investments and supply chain, a position responsible for managing The Coca-Cola Company's equity investments in bottler operations and overseeing the operations of The Coca-Cola Company-owned bottlers around the world. Mr. Finan joined the Coca-Cola bottling system in 1981 with Coca-Cola Bottlers Ireland, Ltd., based in Dublin, where for several years he held a variety of accounting positions. From 1987 until 1990, Mr. Finan served as finance director of Coca-Cola Bottlers Ireland, Ltd. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Ltd., based in Belfast. He was managing director of Coca-Cola bottlers in Romania and Bulgaria until late

1994. From 1995 to 1999, he served as managing director of Molino Beverages and joint managing director of Hellenic Bottling Company S.A., with operational responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, the Russian Federation and Nigeria. He was the lead member of the integration team in relation to our acquisition of Coca-Cola Beverages plc. In April 2000, Mr. Finan became one of our three regional directors and was given responsibility for 16 countries. Mr. Finan served from 2001 until 2003 as managing director of Coca-Cola Hellenic Bottling Company S.A. Mr. Finan joined The Coca-Cola Company and was appointed president of bottling investments in August 2004. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A., Coca-Cola Amatil Limited and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He also serves as a non-executive director of Co-operation Ireland and the Galway University Foundation.

Haralambos K. Leventis

        Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Ltd, where he was the executive director responsible to the board of directors for the management of the company. Mr. Leventis is on the board of directors of a number of companies in the Leventis group, both in Nigeria and elsewhere, and is also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith KCVO CMG

        Sir Michael Llewellyn-Smith had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland from 1991 to 1996 and British Ambassador to Greece between 1996 and 1999. He is currently a member of the council of London University, vice president of the British School of Athens, Honorary Fellow of St Antony's College, Oxford and is a member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael Llewellyn-Smith is chairman of both our human resources and social responsibility committees.

Nigel Macdonald

        Mr. Macdonald was formerly a senior partner in Ernst & Young's UK practice, having been a partner for 27 years, during which time he served for a time as vice chairman of the accounting and auditing committees of its worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland of which he was the president between 1993 and 1994. He is an advisor to, and a member of the audit committee of, the International Oil Pollution Compensation Fund, as well as a trustee of the National Maritime Museum and chairman of its remuneration committee and of its audit committee. He is also chairman of a privately held retail business in London. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK government and, from 1992 until the end of 2004 he was also a member of the Board of the British Standards Institute and chairman of its audit committee. From 1990 until 2006 he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005 he was a member of the UK Competition Commission, serving on its specialist panels on electricity and water. Mr. Macdonald is a member of our audit committee.

Samir Toubassy

        Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980, he joined The Olayan Group as an executive vice president responsible for several of its operating companies. He is currently president of Olayan Development

Corporation and group vice president of The Olayan Group. He is also a board member of the Olayan Financing Company and The Coca-Cola Bottling Company of Saudi Arabia. Mr. Toubassy is a senior advisor to Credit Suisse EMEA and a member of their advisory board. He also serves on the board of trustees of Thunderbird School of Global Management. He serves on several non-profit organizations including membership of the Advisory Board for the Churchill Archives Centre, Churchill College and Cambridge University, a member of the Dean's Council of the John F. Kennedy School of Government at Harvard University and a member of the Aspen Institute's Middle East Strategy Group. Mr. Toubassy is a member of our audit committee.

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	57	Managing Director
John Brady	50	Region Director; Russian Federation, Ukraine, Republic of Ireland, Northern Ireland, Serbia, Montenegro, Croatia, Belarus, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Armenia
Richard Smyth	50	Region Director; Italy, Poland, Hungary, Austria, Switzerland, Czech Republic, Estonia, Latvia, Lithuania, Slovakia and Slovenia
Dimitris Lois	47	Region Director; Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova
Per Breimyr	46	Group Commercial Director
Kleon Giavassoglou	56	Supply Chain Services Director
Jan Gustavsson	42	General Counsel and Company Secretary
Manik (Nik) Jhangiani	42	Chief Financial Officer
Bernard P. Kunerth	53	Human Resources Director
Alexis Sacre	57	Executive Assistant to the Managing Director

Doros Constantinou

        Mr. Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under "Directors".

John Brady

        Mr. Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for The Coca-Cola Company and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became region director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of Coca-Cola Hellenic Bottling Company S.A. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to Coca-Cola Hellenic Bottling Company S.A. as region director responsible for our operations in Italy, the Republic of Ireland, Northern Ireland, the Russian Federation, Belarus, Ukraine and Armenia. Since August 2007, he has been responsible for our operations in the Russian Federation, Ukraine, Republic of Ireland, Northern Ireland, Serbia, Montenegro, Croatia, Belarus, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Armenia.

Richard Smyth

        Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia responsible for the company's nutritional drinks business. As vice president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty free business. As region director, he was responsible for our operations in Austria, Poland, Hungary, the Czech Republic, Slovakia, and Slovenia until July 2007. From August 2007, he has been responsible for our operations in Italy, Poland, Hungary, Austria, Switzerland, the Czech Republic, Estonia, Latvia, Lithuania, Slovakia and Slovenia.

Dimitris Lois

        Mr. Lois joined Coca-Cola Hellenic Bottling Company in June 2007 as executive advisor to the managing director. Prior to his appointment, he served as managing director of Frigoglass S.A. He joined Frigoglass S.A. in 1997, as the general manager of the STIND S.A. glass plant in Bulgaria, later becoming country manager for Bulgaria. In 2000, he was appointed commercial refrigeration director, and in 2001, following Frigoglass S.A.'s acquisition of the Norcool Group and Husky, he was appointed director of the newly created "cool division". He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois started his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including the position of business development manager. In August 2007, Mr. Lois was appointed region director responsible for our operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova.

Per Breimyr

        Mr. Breimyr joined Coca-Cola Hellenic Bottling Company in February 2008 as group commercial director. He started his career as a semi-professional football player in Norway, after which he joined Mars Inc. in August 1987, where he held various sales positions before becoming national account director. In November 1992, he moved into a sales director position with Duracell and eventually joined PepsiCo Nordic as sales director in January 1994. In 1997, Mr. Breimyr moved to London with PepsiCo Europe and PepsiCo Beverages Intl. where he held various positions in European and global account management. In 2003, he joined InBev, taking on the position of vice president, global sales. During his tenure at InBev, he also held the position of global vice president of sales and distribution and in 2006 was appointed commercial vice president, responsible for the development and implementation of brand initiatives, distribution programs, sales and innovation strategies for Central and Eastern Europe and Cuba. Mr. Breimyr holds a diploma in shipping from the London School of Foreign Trade and a degree from the Marketing College, Arendal Handelsskole.

Kleon Giavassoglou

        Prior to joining the Coca-Cola bottling system, Dr. Giavassoglou worked as an assistant professor at the University of Patras and as a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. Dr. Giavassoglou commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of our operations in Northern Greece. In 1995, he was appointed technical operations manager of our Greek operations and in 1998 technical director of Hellenic Bottling Company S.A. In 2000, Dr. Giavassoglou became regional technical and engineering director of Coca-Cola Hellenic Bottling Company S.A. and became supply chain services director in February 2004.

Jan Gustavsson

        Mr. Gustavsson began his career with the Coca-Cola bottling system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of The Coca-Cola Company. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of Coca-Cola Hellenic Bottling Company S.A. in August 2001.

Manik (Nik) Jhangiani

        Mr. Jhangiani commenced his career in the Coca-Cola bottling system in 1998 as an international audit manager for The Coca-Cola Company. Mr. Jhangiani transferred to Coca-Cola Hellenic Bottling Company S.A. in September 2000, as director of internal audit. In January 2002, he was promoted to the role of group controller and in July 2004, became chief financial officer. Prior to joining the Coca-Cola bottling system, Mr. Jhangiani held various audit and operational finance roles with Colgate-Palmolive Company, including serving as finance director for their start-up operation in Nigeria. He started his career in the New York office of Deloitte & Touche.

Bernard P. Kunerth

        Prior to joining the Coca-Cola bottling system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola bottling system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He became group human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004.

Alexis Sacre

        Mr. Sacre graduated with an MS in Civil Engineering from the University of Texas and worked for D'Appolonia Consulting Engineers in Brussels and Paris until 1982. In 1983, he obtained an MBA from INSEAD and joined Abela, an International Food Service Company in London and subsequently managed its operations in Athens and Beirut. Mr. Sacre joined Coca-Cola Hellenic Bottling Company S.A. in 1997 when he was appointed country manager in Bulgaria. In 2002, he became country manager for Romania and Moldova. In September 2004, he became region director responsible for our operations in Estonia, Latvia, Lithuania, Belarus, Romania and Moldova. Effective January 2005, Bulgaria was added to, and Belarus was dropped from, his portfolio of countries. Since August 2007, he holds the position of executive assistant to the managing director.

        Mr. Constantinou, Dr. Giavassoglou and Mr. Lois are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

Operating Committee

        Our operating committee is comprised of the members of senior management listed above and is chaired by our managing director. The operating committee seeks to ensure effective coordination and decision-making through our business. The committee meets eleven times each year and is responsible for:

  •
  the overall operational direction of our company;

  •
  developing group strategy;

  •
  agreeing action plans to support each of our territories;

  •
  setting annual targets and agreeing annual business plans which include a comprehensive program of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of the company's performance progress; and

  •
  working with the country general managers to review and adjust, where necessary, the cooperation framework ensuring consistent behavior throughout the different countries.

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

Compensation and pension benefits of directors and senior management

        Our board of directors believes that the level of remuneration offered to directors and senior management should be sufficient to attract and retain high caliber directors and senior management who will guide our company successfully. The remuneration of the directors is subject to the approval of shareholders. Consistent with the approach of senior management, in order to be competitive, we have compared remuneration of directors against surveys of similar international businesses.

        The total remuneration paid to or accrued for our directors and senior management, including stock option grants, during 2007 amounted to €14.0 million. Pension and post-employment benefits for directors and for our senior management during 2007 amounted to €1.1 million. Members of our senior management either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2007, the individual incentive was based on annual business performance against targets in volume, COP and economic profit, as well as individual accomplishments against annual objectives. For purposes of the plan we define economic profit as adjusted operating profit minus our cost of capital. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, as applicable, less income tax expense and the "tax shield" as defined in Item 5, "Operating and Financial Review and Prospects—Key Financial Results". Individual objectives are set by senior management so as to be demanding but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €32.8 million to eligible employees under the plan based on individual and business unit performance for 2007.

Long-term incentive plan

        All middle and senior management, excluding our senior management team presented above, participate in our long-term incentive plan. We adopted this cash-based plan for implementation in 2003 as a replacement of the stock options for middle ranking employees. The plans cover three-year periods and incentive payouts for the 2005-2007 plan were based on economic profit performance against three-year objectives, which are set every year. We use economic profit as a performance criterion under the plan as above. The target payout from the plan is determined for each individual based on their job grade, performance and potential. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target payout. We believe that this plan has a greater motivational impact on the participating employees because they can more directly link their efforts to the performance of their specific business unit than under the stock option plan. We paid a total of approximately €9.4 million to eligible employees under the 2005-2007 plan based on business unit performance measured in terms of economic profit.

Stock option plans

        Senior managers of our company are eligible to participate in our stock option plan. Options are viewed as an integral part of the total remuneration package for senior managers. We discontinued granting stock options to middle management as the long-term incentive plan fully replaced the stock option plan as part of their compensation.

        Options are typically granted at an exercise price equal to the average value of the mid-price quotation of our shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

        The number of options awarded are approved by the board of directors upon the recommendation of the human resources committee after reviewing the advice of management and are based on a view of employee performance and competitive market conditions for employee remuneration. The stock option award for the managing director is approved by the board of directors based on the recommendation of the human resources committee.

        We view stock options as a long-term component of the total remuneration package of our senior managers, whose roles have an impact on the results of the business as a whole, and we intend to continue issuing stock options to these employees, taking into account, among other factors, our profit growth, business prospects and financial condition, as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about options outstanding as at December 31, 2007.

	Exercise Price(1)	Vesting status 2007	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€15.55	fully vested	—	—	—	07.11.2008	244,077
Sub Plan 2	13.98	fully vested	—	—	—	09.29.2008	946
Sub Plan 3	11.37	fully vested	—	—	—	12.08.2009	231,185
Sub Plan 4	9.79	fully vested	—	—	—	12.12.2010	649,303
Sub Plan 6	9.69	fully vested	—	—	—	12.12.2011	251,340
2003A Stock Option Plan	8.63	fully vested	—	—	—	12.10.2012	16,500
2003-2004 Stock Option Plan/2003 Grant	11.17	fully vested	—	—	—	12.14.2013	130,250
2003-2004 Stock Option Plan/2004 Grant	12.42	fully vested	—	—	—	12.02.2014	431,989
2005-2009 Plan/2005 Grant	15.53	two thirds	12.02.2008	—	—	12.01.2015	894,559
2005-2009 Plan/2006A Grant	16.57	one-third	03.21.2008	03.21.2009	—	03.20.2016	75,000
2005-2009 Plan/2006B Grant	15.35	one-third	06.23.2008	06.23.2009	—	06.22.2016	30,000
2005-2009 Plan/2006 Grant	18.71	one-third	12.13.2008	12.13.2009	—	12.12.2016	1,516,200
2005-2009 Plan/2007 Grant	28.75	none	12.13.2008	12.13.2009	12.13.2010	12.12.2017	1,532,200

Total							6,003,549

(1)
As adjusted after the bonus share issuance.

        A summary of stock option activity under all plans in 2007 is as follows:

	Number of stock options	Weighted average exercise price before issue of bonus shares	Weighted average exercise price after issue of bonus shares	Weighted average remaining contractual life	Aggregate intrinsic value
				(years)	(in millions)
Outstanding at January 1, 2007	3,444,018	€21.89	€—
Bonus shares issued	1,722,373	—	14.59
Granted	1,532,200	—	28.75
Exercised	695,883	—	13.30
Forfeited	841	—	12.68

Outstanding at December 31, 2007	6,003,549	—	€18.36	7.4	€67.5

Exercisable at December 31, 2007	2,993,282	—	€13.35	5.4	€48.7

        Compensation expense recorded for the year ended December 31, 2007 for all stock options was €5.8 million and out of this amount €3.2 million was related to stock options vested in 2007.

        At the annual general meeting in June 2005, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 4,950,000 ordinary shares, subject to approval by the board of directors. Further to the decision of the extraordinary general meeting in October 2007 approving the bonus shares issuance, the maximum number of stock options has been changed to 7,417,417 for the plan 2005-2009. During 2007, the board of directors approved the grant of 1,532,200 stock options under this authorization, at an exercise price of €28.75, representing approximately 0.4% of our outstanding share capital as of December 31, 2007. Our senior management team received an aggregate of 915,000 stock options under this grant for their recent performance.

        Recent changes in Greek Legislation provide the opportunity to option holders to exercise their options four times per year. Our option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave our company for another company of the Coca-Cola bottling system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola bottling system, may still exercise options granted to them under the plan in accordance with the general rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the same day of the twelfth (12th) month following the date of the option holder's death or cessation of employment. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth (6th) month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, if his employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

        You should read note 20 to our consolidated financial statements for additional information on our stock option compensation plans.

Stock appreciation rights

        We adopted the employee stock option plans in 2001. Previously, we had issued stock appreciation rights to certain of our employees, including employees who previously held Coca-Cola Beverages plc stock options. Upon adoption of the stock option plans, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

        We are not currently operating any stock-based compensation plan under which senior managers are granted stock appreciation rights. There are some stock appreciation rights that remain unexercised from grants that occurred in the past. The terms of these stock appreciation rights are based on the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of our ordinary shares at the date of exercise and the exercise price.

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2007.

	Exercise price	Vesting status 2007	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998A	€15.55	fully vested	—	—	07.11.2008	77,682
1999	11.37	fully vested	—	—	12.08.2009	81,883
2000	9.79	fully vested	—	—	12.12.2010	35,400
2001	9.69	fully vested	—	—	12.12.2011	19,350
2003	11.17	fully vested	—	—	12.14.2013	6,000
2004	12.42	fully vested	—	—	12.02.2014	15,000
2005	15.53	two-thirds	12.02.2008	—	12.01.2015	16,500

Total						251,815

        A summary of stock appreciation rights activity under all plans in 2007 is as follows:

	Number of SARs	Weighted average exercise price before issue of bonus shares	Weighted average exercise price after issue of bonus shares	Weighted average remaining contractual life	Aggregate intrinsic value
				(years)	(in millions)
Outstanding at January 1, 2007	284,974	€19.21	€—
Exercised before bonus share issue	(82,170)	21.21	—
Bonus shares issued	101,383	—	12.47
Exercised after bonus share issue	(52,372)	—	10.49

Outstanding at December 31, 2007	251,815	—	€12.64	2.6	€4.2

Exercisable at December 31, 2007	246,315	—	€12.57	2.6	€4.2

        As at December 31, 2007, there was €0.05 million of total unrecognized compensation cost related to stock appreciation rights, which is expected to be recognized over a weighted average period of 0.9 years. Total liability paid during 2007 in respect of the exercise of stock appreciation rights was €2.0 million compared to €2.0 million in 2006 and €0.7 million in 2005.

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

        Forfeited shares (i) do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over 12 months and the unamortized deferred compensation is reflected in shareholders' equity. The expense for 2007, 2006 and 2005 totaled €3.8 million, €3.0 million and €2.2 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held in the plan are treated as outstanding for purposes of determining earnings per share. In 2007, the fair value of unvested shares held by the trust was €3.5 million compared to €2.3 million in 2006 and the number of unvested shares was 116,568 in 2007 compared to 76,280 in 2006.

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

        Our subsidiaries in the Republic of Ireland, Northern Ireland, Greece, Switzerland and Austria sponsor defined benefit pension plans. All plans are closed for new members. Of the four plans in the Republic of Ireland, three have plan assets as do the two plans in Northern Ireland, the plan in Greece and the plans in Switzerland. The Austrian plans and one in the Republic of Ireland do not have plan assets.

Italian severance indemnity

        Employee benefit obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability arose from local civil and labor laws and is calculated based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force Issue No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is based on the amount that the employee would be entitled to, on the expected date of termination.

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Nigeria, Croatia, Slovenia and Poland. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at five of our subsidiaries. Our contributions to these plans were €7.9 million in 2007, €7.0 million in 2006 and €6.3 million in 2005.

C. Board Practices

Board of directors

        Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 12 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2011. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors are required to elect a replacement for the remainder of the board's term and such election must be submitted for approval at the first annual general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated at their annual general meeting.

        Our board of directors meets at regular intervals during the year. There are certain matters that are reserved for full consideration by the board of directors, including issues of policy, strategy and approval of our chart of authority and business plans. The members of our board of directors are supplied on a timely basis with comprehensive information on the business development and financial position of our company, the form and content of which the board of directors believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to our general counsel and there is a procedure in place to enable them to receive additional professional advice at the expense of our company. Non-executive directors have full access to the managing director, the members of our senior management as well as our external auditors and our internal audit team.

        Greek Law 3016/2002 requires that at least one-third of the board of directors of Greek listed companies is comprised of non-executive members, two of whom must be independent. Greek Law 3016/2002 provides that an independent director must not have any direct or indirect relationship with the company or its affiliates that would interfere with the exercise of independent judgment. Our board of directors complies with these provisions of Greek Law 3016/2002.

        In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our net income (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Directors' service agreements

        Mr. Constantinou, our managing director, has an employment agreement with us. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

        The human resources committee is comprised of three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Alexander Cummings and Mr. George A. David. The chairman of the human resources committee is appointed by the board of directors. The committee meets at least four times a year. The managing director and the group human resources director normally attend meetings of the human resources committee except when the discussions concern matters affecting them personally. The human resources committee operates pursuant to written terms of reference and is responsible for:

  •
  establishing the principles governing our human resources policy and our compensation strategy that will guide management decision-making and action;

  •
  overseeing succession planning policy and making recommendations to the board of directors on the succession of the managing director and approving the appointments and terminations, including severance terms of the managing director, his direct reports and country general managers;

  •
  overseeing our talent management framework to ensure that there is a continuous development of talent for key roles;

  •
  approving company-wide compensation and benefit plans and decisions concerning compensation for senior managers;

  •
  approving all non-cash obligations (greater than €15,000) assumed on behalf of the managing director that are reportable as income to the employee (other than personal use of company cars, group life or health benefits);

  •
  recommending to the board of directors on the implementation or modification of employee coverage for any benefit plan, based on increased annual cost of €5 million or more;

  •
  recommending to the board of directors decisions concerning the compensation of the managing director;

  •
  reviewing, evaluating and recommending to the board of directors changes in our code of business conduct;

  •
  making recommendations to the board of directors concerning potential non-executive directors, drawing on the best available outside resources; and

  •
  considering other topics as appropriate.

Audit committee

        The audit committee comprises three non-executive directors: Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Samir Toubassy. The chairman of the audit committee is appointed by the board of directors. The committee meets at least four times a year. Our chief financial officer, as well as our general counsel, external auditors and the head of our internal audit, normally attend all meetings of the audit committee. The committee also meets separately with our external auditors at least once a year. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The committee operates under a written charter and its duties include:

  •
  providing recommendations to our shareholders in relation to the appointment, selection and termination of our external auditors and approving the remuneration and terms of engagement of our external auditors;

  •
  discussing with the external auditors before the audit commences the nature and scope of the audit;

  •
  reviewing our annual financial statements before submission to the board of directors, focusing particularly on any changes in accounting policies and practices, major decision areas, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and compliance with any applicable stock exchange and legal requirements;

  •
  discussing issues arising from interim reviews and annual audits and any matters the external auditors may wish to discuss;

  •
  approving the appointment or termination of the head of internal audit;

  •
  reviewing internal audit plans and program, receiving summaries of internal audit investigations and management's response and considering the responses of the internal audit department to any reports or communications submitted by the external auditors;

  •
  reviewing the effectiveness of corporate governance and internal control systems and, in particular, the external auditor's management letter and management's response;

  •
  reviewing and recommending approval to the board of directors of our code of business conduct, as well as our treasury policy and chart of authority, which provide the control framework for all transactions;

  •
  administering and enforcing, in conjunction with the board of directors, our code of ethics for senior executives and directors;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters or matters involving fraudulent behavior, and for the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters; and

  •
  considering any other matters, as appropriate.

        The audit committee is also responsible for the oversight and monitoring of our compliance with the Sarbanes-Oxley Act, Section 404, regarding internal control over financial reporting.

Social responsibility committee

        The social responsibility committee comprises three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Alexander Cummings and Mr. George A. David. The social responsibility committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of our social and environmental goals. The committee's written terms of reference cover the following areas:

  •
  overseeing the development and supervision of procedures and systems to ensure the achievement of our social and environmental goals;

  •
  establishing principles governing corporate social responsibility and environmental goals;

  •
  ensuring transparency and openness at all levels in our business conduct in the context of our pursuit of our corporate social responsibility and environmental goals;

  •
  establishing an operating council responsible for developing and implementing appropriate policies and strategies to achieve our social and environmental goals and ensuring group-wide capabilities to execute such policies and strategies;

  •
  ensuring and overseeing our communication with stakeholders of our social and environmental policies, goals and achievements, including the level of compliance with internationally accepted standards; and

  •
  considering other topics as appropriate.

Corporate governance

        As part of our commitment to best practices in corporate governance matters, we have implemented a number of measures to enhance internal control and risk management within our company.

Internal audit

        Our internal audit department reports directly to the audit committee, which reviews and approves the internal audit work program for each year. The internal audit department comprises 18 full-time internal staff covering a range of disciplines and business expertise. Its objective is to provide assurance to the board of directors on internal controls across the group. For this purpose, the head of the internal audit makes regular presentations to the audit committee.

        The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal auditors focuses on areas of greatest risk to the company, determined by using a risk management approach to audit planning.

        Audit reports and recommendations are prepared subsequent to each audit and appropriate measures are taken to implement such recommendations. A report setting forth a summary of all significant recommendations and relevant measures is provided to the audit committee and board of directors. The managing director, along with regional and country managers, as well as our chief financial officer, general counsel and corporate controller receive a copy.

Disclosure committee

        A disclosure committee has been established and disclosure controls and procedures have been adopted to ensure the accuracy and completeness of our public disclosures. The disclosure committee comprises our chief financial officer, general counsel, corporate controller and director of investor relations.

Performance reporting

        Reports on our annual performance and prospects are given in the annual report and in the form 20-F filed annually with the SEC. Interim financial information is also released on a quarterly basis to the stock exchanges on which we are listed and to the financial press. Internally, our financial results and key business indicators are circulated and reviewed by senior management on a monthly basis. This information gives comparisons against business plans, forecasts and previous year performance. The board receives updates on performance at each board meeting in addition to a monthly report on business and financial performance.

The identification and management of risk

        We have in place a risk management framework for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, business processes, and the information available for business decisions. The risk identification and assessment process has been incorporated as part of our annual business plan activities since 2001. This covers all countries and involves senior management of the company and of each business unit. The process enables a regular review to take place by management of the risks associated with the business and the plans to address them. It consists of four stages:

  •
  pre-business plan workshop risk assessment at country and group level involving all senior management;

  •
  alignment of key identified business risks with specific business plan activities during business plan preparation;

  •
  post-business plan country and group level review of the effectiveness of risk management action plans; and

  •
  regular audit of progress in management of key risks.

        We have insurance coverage in place to provide catastrophic level property damage or business interruption and liability protection. Local insurance coverage has also been procured to provide working loss protection coverage and necessary legal compliance.

Accountability

        Our chart of authority sets financial and other authorization limits and procedures for approving capital and investment expenditures. The country is the basic unit for purposes of business performance and our policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support and expertise where it is not practical or efficient to provide these at a country level.

Certain differences between our practices and the corporate governance listing standards of the New York Stock Exchange

        Greek corporate law and our corporate practices differ in certain respects from the listing rules of the New York Stock Exchange. In particular, these standards require US companies listed on the New York Stock Exchange to have a majority of independent directors on their board and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members.

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by The Kar-Tess Group and two are designated by The Coca-Cola Company. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Samir Toubassy. Our human resources committee, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Mr. Alexander Cummings, Mr. George A. David and Sir Michael Llewellyn-Smith. Our human resources committee does not have sole authority to determine our managing director's compensation.

        We continually review our corporate governance standards and procedures in light of current developments and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2007, 2006 and 2005.

	Average number of employees in(1)
	2007	2006	2005
By Activity
Production and Warehousing	16,119	14,975	14,549
Sales and Marketing	17,013	15,726	15,319
Administration	5,148	4,871	4,868
Distribution	4,976	5,035	4,484

Total	43,256	40,607	39,220

By Segment
Established Countries	9,606	9,530	8,653
Developing Countries	7,691	7,091	7,387
Emerging Countries	25,959	23,986	23,180

Total	43,256	40,607	39,220

(1)
In addition to the information presented in the table above, we consider the 480 employees of Brewinvest S.A.'s CSD business, a joint venture in which we own 50%, to be our employees. We also consider the 1,580 and the 185 of the employees of the Multon Z.A.O. group and Fresh & Co, respectively, joint ventures in which we own 50%, to be our employees. However, for US GAAP purposes, the results of these entities are not consolidated into our results of operations, but are reflected in our share of income of equity method investees.

        We employ a significant number of seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, in 2007, we employed approximately 4,200 seasonal employees.

        Approximately 27% of our employees were members of the 42 independent trade unions operating in our business as of December 31, 2007. Trade union participation varies within our unionized countries, for example, in Austria over 60% of our nearly 1,200 permanent employees are union members, whereas in Romania approximately 25% of our nearly 2,700 permanent employees are union members. Part of our workforce in Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro is also unionized. A further 58% of our employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace. In countries where unions do not exist, we typically recommend the establishment of employee bodies for consultation.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, consultation takes place with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2007, there were 627 redundancies due to operational changes. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good.

        In 2004, political strikes against governmental increases in fuel prices organized by the food and drinks industrial unions in Nigeria resulted in a 15 day disruption to our plants there. In the first half of 2006 local restructuring programs resulted in industrial unrest in Greece and Croatia. In February 2006, an occupation of two warehouses and a plant in Croatia by a minority of employees ended after ten days when it was ruled to be illegal by the courts. Continuity of supply was not disrupted and our planned changes were implemented. In Greece, a restructuring program announced in January 2006 led to protests which included sporadic stoppages of short duration. The program was finalized in March 2006. Beyond the incidents noted above, there have been no other material strikes or disruptions to supply in the past five years.

        The Coca-Cola HBC European Works Council ("EWC") was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, our EWC was enlarged to include representatives from the most recently admitted members of the EU, Bulgaria and Romania, as well as Cyprus which became one of our territories in 2006. Our EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for consultation on transnational matters affecting more than one of our countries in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions.

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a three-year group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series ("OHSAS") 18000 across all territories. The new health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations. In 2007, a further 12 plants achieved certification. This means that 43% of plants are now certified, representing approximately 55% of our volume. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions.

E.    Share Ownership

        Except as disclosed below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

        Prior to the acquisition of Coca-Cola Beverages plc, The Kar-Tess Group had a 68.6% interest in us, while The Coca-Cola Company held, directly and indirectly, a 50.5% interest in the outstanding share capital of Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The Coca-Cola Company and The Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for our ordinary shares at the time of the acquisition.

        Our principal shareholders are Boval S.A. and Kar-Tess Holding S.A. (both of which are Luxembourg companies and which together comprise The Kar-Tess Group), jointly holding approximately 29.5% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.3% of our outstanding ordinary shares. Four members of our board of directors, Mr. George A. David, Mr. Anastasis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, were nominated by The Kar-Tess Group and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, Mr. Anastasis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by The Kar-Tess Group. However, each of these individuals disclaims such beneficial ownership.

        The Coca-Cola Company holds its shares in us through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Messrs. Cummings and Finan were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, The Kar-Tess Group and The Coca-Cola Company may be deemed to constitute a "group" pursuant to the rules of the SEC, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. George A. David, Mr. Anastasis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, Kar-Tess Holding and Boval S.A., The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in us by The Kar-Tess Group and The Coca-Cola Company as at June 20, 2008.

(1)
Collectively, The Kar-Tess Group.

(2)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 20, 2008.

Name	Percentage of ordinary shares % as at June 20, 2008	Number of ordinary shares as at June 20, 2008
The Kar-Tess Group(1)(2)
Kar-Tess Holding S.A.(1)(2)	23.4	85,468,398
Boval S.A.	6.1	22,303,875

	29.5	107,772,273
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(3)	12.3	45,002,970
Atlantic Industries(3)	7.9	28,774,369
Other shareholders related to The Coca-Cola Company(3)	3.1	11,334739

	23.3	85,112,078
The Olayan Group
Competrol Establishment	5.0	18,157,894

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

B. Related Party Transactions

Our relationship with The Coca-Cola Company

The Coca-Cola Company bottling system

        The Coca-Cola Company bottling system is based on a division of functions between The Coca-Cola Company and its various bottlers that is intended to optimize the production, marketing and distribution of The Coca-Cola Company's beverages world-wide.

        The Coca-Cola Company owns the trademarks of the beverages of The Coca-Cola Company, controls the global marketing of The Coca-Cola Company's brands and supplies the bottlers of The Coca-Cola Company's products with the concentrate for such products.

        In their local markets, the bottlers of The Coca-Cola Company's products undertake to:

  •
  produce the products of The Coca-Cola Company;

  •
  engage in local marketing and promotional activities customized to the particular circumstances of the markets in which they operate;

  •
  establish business relationships with local customers and develop local distribution channels, for example, by investing in cold drink equipment, such as coolers; and

  •
  distribute the products of The Coca-Cola Company to retailers either directly or indirectly through wholesalers.

        The Coca-Cola Company maintains relationships with independently owned bottlers in whom The Coca-Cola Company has no ownership interest, with bottlers in which The Coca-Cola Company has invested and holds a non-controlling ownership interest and with bottlers in which The Coca-Cola Company has invested and holds a controlling ownership interest.

Key bottler of The Coca-Cola Company

        We are the largest bottler of products of The Coca-Cola Company in the world in terms of market capitalization (as at June 20, 2008) and the second largest in terms of net sales revenue, and we believe that we have strategic importance within the Coca-Cola bottling system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2007, the products of The Coca-Cola Company accounted for approximately 94% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and we believe that The Coca-Cola Company shares this view.

Bottlers' agreements

        The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottlers' agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottlers' agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company's trademarked beverages. All the bottlers' agreements entered into by The Coca-Cola Company and ourselves with respect to our non-European Union markets are in the form of The Coca-Cola Company's standard international bottlers' agreements. The bottlers' agreements for our European Union countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company's standard European Union bottlers' agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottlers' agreements between us and The Coca-Cola Company covering the 26 countries in which we operated at that time, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements cover our developing countries that entered the European Union on May 1, 2004. These are in the form of European Union International Bottlers' Agreements. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottlers' agreements for countries entering the European Union on May 1, 2004 in compliance with European Union rules of competition until such time as negotiations for new bottlers' agreements have been completed and new agreements have been entered into. Any provisions in the existing bottlers' agreements which were not in compliance with the European Union rules of competition were waived. In all other respects the provisions of these bottlers' agreements remain in full force and effect.

        On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard European Union bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Serbia and Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of The Coca-Cola Company, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottlers' agreements (for countries outside the European Economic Area)

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottlers' agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating company's territories and, in such instances, our operating companies agree not to oppose any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company's prior consent.

        Supply of concentrate.    Our international bottlers' agreements require us to purchase all our requirements of concentrate for beverages of The Coca-Cola Company from The Coca-Cola Company and its authorized suppliers. The Coca-Cola Company sells concentrate to us at prices that The Coca-Cola Company determines on an annual basis in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country.

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

        Pricing.    Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, under the bottlers' agreements to set the maximum price we may charge to our customers in countries outside the European Union. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in our countries outside the European Union could give The Coca-Cola Company considerable influence over our gross profit margins.

        Assignment/Change of control.    Each operating company is prohibited from assigning, transferring or pledging its bottlers' agreement with The Coca-Cola Company, or any interest in it, whether voluntarily or involuntarily, without the consent of The Coca-Cola Company. In addition, our operating company may not undergo a change of control without the consent of The Coca-Cola Company.

        Term.    The international bottlers' agreements expire in 2013. If our operating companies have complied fully with the agreements during the initial term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in The Coca-Cola Company's sole discretion.

        Termination.    Either party to an international bottlers' agreement may, with 60 days' written notice to the other party, terminate the bottlers' agreement in the event of non-compliance of the other party with its terms so long as the party in non-compliance has not cured such noncompliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

        In addition, The Coca-Cola Company may terminate an international bottlers' agreement with any of our operating companies immediately by written notice to our operating company in the event that:

  •
  the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company.

  •
  the operating company transfers control, assigns the bottlers' agreement, delegates performance under the agreement or fails to report to The Coca-Cola Company material changes in its ownership.

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

        Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage "Coca-Cola", it must so notify The Coca-Cola Company in writing within 30 days of receipt of The Coca-Cola Company's new prices, in which case the bottlers' agreement in relation to concentrate for the beverage "Coca-Cola" will terminate automatically 3 months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage "Coca-Cola", The Coca-Cola Company may at its option cancel the bottlers' agreement in relation to such concentrate or terminate the entire agreement, in each case with three months' written notice.

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

European Union bottlers' agreements

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute the products of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form not specified in the bottlers' agreement within the relevant territory. The Coca-Cola Company also retains the right to produce, or authorize third parties to produce in the territory of the operating company, the products covered by the agreement for sale outside that territory. The European Union bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's territories. In such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our operating companies also agree not to oppose any measures taken by The Coca-Cola Company in compliance with the competition rules of the European Economic Area.

        Supply of concentrate.    The provisions of the European Union bottlers' agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers' agreements described above.

        Packaging of the products of The Coca-Cola Company.    The provisions of the European Union bottlers' agreements relating to the packaging of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Other conditions.    The European Union bottlers' agreements contain substantially similar conditions to the conditions of the international bottlers' agreements described above.

        Trans-shipping.    Our operating companies are prohibited from making sales of The Coca-Cola Company's beverages outside their prescribed territories, or to anyone intending to resell these beverages outside those territories, without the consent of The Coca-Cola Company, except for sales arising out of an unsolicited order from a customer in another Member State of the European Economic Area or sales to a customer intending to export to another such Member State. The Coca-Cola Company may impose financial penalties on operating companies whose products are found in another bottler's territory in violation of the bottlers' agreement or even cancel the license for the type of containers found in the other bottler's territory.

        Pricing.    Our operating companies set the price of products sold to retailers in their discretion.

        Assignment/Change of control.    The assignment and change of control provisions of the European bottlers' agreement are substantially similar to the assignment provisions of the international bottlers' agreements described above.

        Term.    The European Union bottlers' agreements expire in 2013, unless terminated earlier as provided in the agreements. If our operating companies have complied fully with the agreements during the initial term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of The Coca-Cola Company. The bottlers' agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the renewal of such agreement.

        Termination.    The termination provisions of the European Union bottlers' agreements are substantially similar to the termination provisions of the international bottlers' agreements described above, except that the European Union bottlers' agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers' agreements, such as the restriction on the production of beverages other than beverages of The Coca-Cola Company.

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2007 amounted to €1,205.1 million as compared to and €1,049.3 in 2006 and €905.5 million in 2005. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €75.2 million in 2007, as compared to €87.6 million in 2006 and €89.4 million in 2005. In 2007, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €90.4 million compared to €73.0 million in 2006 and €44.2 million in 2005. As of December 31, 2007, we owed €7.8 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €1.0 million. This compared with €6.5 million owed to Beverage Partners Worldwide and €1.4 million owed by Beverage Partners Worldwide to us, as at December 31, 2006.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €53.6 million, €50.4 million and €39.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2007, such contributions totaled €44.1 million as compared to €29.9 million in 2006 and €17.6 million in 2005. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2007, these contributions amounted to €21.9 million compared to €20.5 million in 2006 and €22.2 million in 2005. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The

Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments totaled €40.5 million in 2007 as compared to €83.3 million in 2006 and €26.6 million in 2005. Payments received are deferred and amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

Recent acquisitions with The Coca-Cola Company

        We and The Coca-Cola Company are jointly pursuing the development or acquisition of mineral water and juice opportunities with a view to expanding our presence in the water and juice segments. As part of this strategy, we have a common understanding with The Coca-Cola Company with respect to water acquisitions, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis. In relation to juice acquisitions, we each own 50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which we account for as joint ventures.

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

Amounts payable to and receivable from The Coca-Cola Company

        At December 31, 2007, The Coca-Cola Company owed us €93.8 million, as compared to €65.9 million as at December 31, 2006, and €68.6 million as at December 31, 2005. We owed The Coca-Cola Company a total of €129.4 million as at December 31, 2007, compared to €110.8 million and €92.0 million as at December 31, 2006 and 2005, respectively.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In the first quarter of 2008, we sold trademarks to The Coca-Cola Company for total cash proceeds of €9.1 million. Of this, €3.8 million related to the sale of the "botaniQ" trademark, and the remainder to the sale of the "Lanitis" juice trademark. The €3.8 million paid for the "botaniQ" trademark represented The Coca-Cola Company's share of the €7.6 million purchase price paid by the Multon joint venture.

        In June 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity containing the rights to the water source for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

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

        Other income primarily comprises rent, facility and other costs of €5.2 million in 2007 compared to €2.0 million in 2006 and €2.1 million in 2005 and a toll-filling relationship in Poland of €14.7 million in 2007 compared to €15.6 million in 2006 and €11.4 million in 2005. Other expenses in 2007 relate to facility costs charged by The Coca-Cola Company, a toll-filling relationship and shared costs. These other expenses amounted to €0.6 million in 2007, €4.0 million in 2006 and €1.4 million in 2005. Other than with respect to toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €75.2 million in 2007, as compared to €87.6 million in 2006 and €89.4 million in 2005. The purchases of finished goods are primarily purchases of PowerAde product. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €90.4 million in 2007, as compared to €73.0 million in 2006 and €44.2 million in 2005. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2005 to 2007 reflects both the broader availability of Nestea products across our markets and increased demand for those products, along with the introduction of Nescafé Xpress in 2005. Our license from Beverage Partners Worldwide to produce, sell and distribute Black Ice Coffee and Nescafé Xpress was, however, terminated in February 2008.

        During 2007, we sold €13.0 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €16.6 million for 2006 and €11.8 million for 2005.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2007, we purchased €0.7 million of finished goods compared to €2.5 million in 2006 and €0.8 million in 2005, and incurred expenses of €2.4 million and €1.6 million in 2007 and 2006 respectively (no expenses were incurred in 2005) to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2007, we owed to such bottlers €0.5 million, compared to €0.4 million as at December 31, 2006, and we were owed nil, compared to €0.4 million as at December 31, 2006.

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

        In 2007, we made purchases from Frigoglass S.A. totaling €91.4 million compared to €209.4 million in 2006 and €143.8 million in 2005. The purchases from Frigoglass S.A. in 2007 was comprised of €59.8 million for coolers and other cold drink equipment and spare parts and €31.6 million for raw and packaging materials and other purchases. This compares to €175.7 million for the purchase of coolers and other cold drink equipment and spare parts and €33.7 million for purchases of raw and packaging materials in 2006 and €88.0 million and €55.8 million, respectively, in 2005. The reduction in total purchases of €118.0 million from 2006 to 2007 was primarily a reflection of a €99.0 million reduction in direct purchases of coolers for the Russian Federation. Requirements for coolers in the Russian Federation are now being met by entering into finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to, had we purchased the coolers directly from Frigoglass S.A.

        As at December 31, 2007, we owed a net balance of €4.6 million to Frigoglass S.A. in connection with the supply agreement, compared to €14.7 million as at December 31, 2006. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 16.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2007, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €12.2 million. This compares to €18.5 million for 2006 and €9.9 million for 2005. In 2007, we incurred rental expenses of €0.1 million, compared to rental expenses of €0.2 million and €1.1 for 2006 and 2005, respectively. At December 31, 2007, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €1.7 million and Leventis Overseas and AG Leventis (Nigeria) plc owed €0.2 million to us, compared to €2.0 million and €0.1 million, respectively, as at December 31, 2006.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2007 and 2006, we made no purchases of finished goods from Plias S.A., compared to €0.8 million in 2005. At December 31, 2007, we were owed €0.5 million from and owed nil to Plias S.A. and its subsidiaries, compared to nil as at December 31, 2006.

The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

        On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. The following summarizes certain provisions of the shareholders' agreement.

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

The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities

General

        On August 29, 2000, in connection with the listing of our ordinary shares on the London Stock Exchange, we, The Kar-Tess Group and The Coca-Cola Company Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

Enforcement of relationship agreement and obligation to maintain independent directors

        The Kar-Tess Group and The Coca-Cola Company Entities have agreed to cast the votes attaching to their ordinary shares, and to procure (so far as they are reasonably able) that the directors nominated by them on our board of directors vote at all times in a manner so as to ensure that:

  •
  the terms of the relationship agreement are fully implemented;

  •
  we comply with all our obligations under the relationship agreement;

  •
  changes in our articles of association do not contradict the relationship agreement; and

  •
  there are at least two independent directors on our board of directors at any given time.

        Independent directors are directors free from any business relationship with The Kar-Tess Group or The Coca-Cola Company Entities that could materially interfere with the exercise of their independent judgment in relation to matters concerning our company.

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

  •
  any matter in which any member of The Coca-Cola Company's Group or any of its associates is interested; and

  •
  any decision by our company concerning the enforcement of our rights under the relationship agreement.

        The Kar-Tess Group has agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of our general meetings and to procure (so far as they are reasonably able) that no director nominated by The Kar-Tess Group votes or is counted in any quorum in relation to any of the following matters:

  •
  transactions between us (including any of our directors, officers or employees) and any member (including any director, officer or employee of such member) of The Kar-Tess Group or any of its associates;

  •
  any matter in which any member of The Kar-Tess Group or any of its associates is interested; and

  •
  any decision by our company concerning the enforcement of our rights under the relationship agreement.

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

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

        The Kar-Tess Group and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm's length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company's group as set forth in The Coca-Cola Company's bottlers' agreements with us.

        The Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, as long as they jointly hold 30% or more of the voting rights attaching to our ordinary shares, they will not take actions in breach of the relationship agreement that will render our company unsuitable for listing pursuant to the Listing Rules unless a new relationship agreement satisfactory to the London Stock Exchange is entered into among us, The Kar-Tess Group and The Coca-Cola Company Entities.

Conflict

        If there is any conflict between the provisions of the relationship agreement and the shareholders' agreement, the provisions of the relationship agreement will prevail.

Termination

        The relationship agreement will terminate if The Kar-Tess Group and The Coca-Cola Company Entities, acting jointly, are no longer able to exercise 30% of the voting rights attaching to our ordinary shares and can no longer control the appointment of a majority of our board of directors or our ordinary shares are delisted from the London Stock Exchange.

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

        On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that we failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total penalty of €8.7 million. On August 31, 2006, we deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we increased the charge to our 2006 financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case.

        Subsequently, on September 12, 2006 we filed an appeal against the above decision of the Greek Competition Authority before the Athens Court of Appeal, upon which decision 2961/2007 was issued, which was serviced to us on November 23, 2007. This decision of the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority. It reduced the amount of the fine to €5.9 million and ordered the return to us of the amount of €2.8 million, as well as the return of a judicial fee of €20,000. These amounts where returned to us by the relevant Tax Authority. The reduction of the fine of €2.8 million, as well as the return of a judicial fee of €20,000, has been recognized in our 2007 income statement. On January 21, 2008, we filed an appeal against the decision of the Court of Appeals to the extent it partly upholds the fine, before the Supreme Administrative Court. The hearing of the appeal is scheduled for February 4, 2009. We believe that we have substantial legal grounds for our appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of our competitors have also appealed the decision of the Court of Appeals to the extent it reduces the fine.

        In relation to the Greek Competition Authority's decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

        On April 28, 2008, our subsidiary in Northern Ireland received an information request from the Office of Fair Trading ("OFT") as part of its investigation of major retailers and a number of suppliers of consumer products for possible violations of competition law. The investigation is at a very preliminary stage and we cannot predict its outcome. We believe we have not engaged in any illegal behavior and are cooperating fully with the OFT.

        In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which we import concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. We still have several cases outstanding before the Romanian customs authorities and courts. While we have won appeals of several cases before the Romanian Supreme Court, the Romanian Supreme Court has ruled against us in two cases. We believe that we have legal and factual support for our position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania's accession to the European Union. If we were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.9 million. We have made a provision for €2.6 million of this amount, relating to the cases that we have lost before the Romanian Supreme Court.

        In March 2002, the Lagos State Government applied to the High Court of the State of Lagos for an injunction against Nigerian Bottling Company plc, our operating subsidiary in Nigeria, seeking payment from Nigerian Bottling Company plc of approximately €4 million in arrears of sales tax for the period from January to May 2001, inclusive of a 5% penalty for alleged late payment. The initial hearing of this case was held on April 16, 2003. The case continues. In July 2001, the Manufacturers Association of Nigeria ("MAN"), on behalf of its members separately challenged the constitutionality of the law, which introduced the sales tax in 2000 before the High Court of the State of Lagos. In November, 2003, the High Court of the State of Lagos ruled in favor of the Lagos State Government, denying relief, in part, by declaring the Lagos Sales Tax Law valid only in respect of intra-state trade while the federal VAT Law was declared valid only for inter-state trade. The MAN has appealed the ruling of the High Court of the State of Lagos to the Federal Court of Appeal. We are a member of the MAN. If the outcome of these proceedings is unfavorable to us, other Nigerian states may decide to impose a similar sales tax on sales of our products. The Federal Court of Appeal has ruled allowing the Attorney General of the Federal Republic of Nigeria to join the appeal of the MAN. Pre-trial conference is concluded and the chief judge has assigned the matter for trial.

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

Dividends policy

        You should read Item 3A, "Key Information—Selected Financial Data—Dividends and Dividend Policy" for a discussion of our policy on dividend distributions.

B.    Significant Changes

        Not applicable.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for our ordinary shares on the main market of the Athens Stock Exchange, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 13, 2007.

	euro per ordinary share
	High	Low
Calendar Year
2003	12.23	7.57
2004	15.16	11.31
2005	16.99	11.79
2006	20.00	14.87
2007	29.60	18.60
2008 (through June 20, 2008)	32.20	19.04
Financial Quarter
2005
First Quarter	13.69	11.79
Second Quarter	15.52	13.47
Third Quarter	16.97	15.12
Fourth Quarter	16.99	14.75
2006
First Quarter	17.21	15.91
Second Quarter	18.37	14.87
Third Quarter	18.12	15.27
Fourth Quarter	20.00	16.89
2007
First Quarter	21.47	18.60
Second Quarter	22.94	20.12
Third Quarter	27.00	21.34
Fourth Quarter	29.60	26.20
2008
First Quarter	32.20	26.72
Second Quarter (through June 20, 2008)	31.00	19.04
Month
December 2007	29.60	28.50
January 2008	32.20	26.72
February 2008	30.60	28.00
March 2008	29.98	27.60
April 2008	31.00	27.80
May 2008	29.32	27.60
June 2008 (through June 20, 2008)	28.54	19.04

        On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. The leveraged re-capitalization provided for a capital return of €2.00 per ordinary share to all of our shareholders. The record date for the capital return payment was November 28, 2003. The capital return payment to our shareholders began on December 5, 2003 and as of December 31, 2003, €472.9 million had been disbursed to our shareholders.

        On October 15, 2007 our shareholders approved a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each.

        Our market capitalization as at June 20, 2008, was approximately €7.0 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 20, 2007.

	dollars per ADS
	High	Low
Calendar Year
2003	14.10	8.87
2004	18.73	14.03
2005	21.03	15.40
2006	26.65	18.89
2007	43.89	24.87
2008 (through June 20, 2008)	48.97	29.20
Financial Quarter
2005
First Quarter	18.07	15.40
Second Quarter	19.03	17.37
Third Quarter	21.03	18.19
Fourth Quarter	19.91	17.34
2006
First Quarter	20.94	19.30
Second Quarter	22.19	18.89
Third Quarter	22.89	19.77
Fourth Quarter	26.65	21.60
2007
First Quarter	28.43	25.11
Second Quarter	30.99	27.05
Third Quarter	39.00	26.80
Fourth Quarter	43.89	37.67
2008
First Quarter	47.50	38.91
Second Quarter (through June 20, 2008)	48.97	29.20
Month
December 2007	43.89	40.63
January 2008	47.50	38.91
February 2008	46.37	41.43
March 2008	47.39	44.02
April 2008	48.97	44.75
May 2008	45.44	42.95
June 2008 (through June 20, 2008)	43.75	29.20

        Fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        We have been listed on the Athens Stock Exchange since 1991, and we are part of the Athens Stock Exchange Composite Index. We are one of the largest companies, based on market capitalization, quoted on the Athens Stock Exchange. Our ordinary shares trade on the Athens Stock Exchange under the symbol "EEEK". The Athens Stock Exchange is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol "CCH". Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts ("ADRs"). Each ADS represents one ordinary share. We have a sponsored ADR facility, with The Bank of New York acting as Depositary.

        As at December 2007, and based exclusively on external research performed by Thomson Financial's IR Channel, there were 76 holders of our ordinary shares in the United States holding an aggregate of 30,521,317 ordinary shares, or approximately 8.4% of our current total outstanding share capital. In addition, 85,112,079 ordinary shares, or 23.4%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in December 2007, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Stock Exchange

        Following authorization by Law 3152/2003, the Athens Stock Exchange issued on June 8, 2004 the Athens Stock Exchange Regulation ("the Regulation"), which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Stock Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Finally, following authorization by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Stock Exchange were abolished. The Regulation was once more substantially amended this year. Currently, the Athens Stock Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of six (6) main categories:

  •
  Large Cap Category;

  •
  Small and Medium Cap Category;

  •
  Fixed Income Securities Category;

  •
  Category of Exchange Traded Funds (ETFs);

  •
  Under Surveillance Category; and

  •
  Special Stock Exchange Characteristics Category.

        When securities are listed for the first time on the Securities Market of the Athens Stock Exchange they will fall within one of the first four categories.

        As at May 23, 2008, 83 companies had shares classified in the Large Cap category of the Athens Stock Exchange, 154 companies had shares classified in the Small and Mid Cap category, 30 companies had shares classified in the Special Stock Exchange Characteristics Category and 21 companies had shares classified in the Under Surveillance Category. The Large Cap Category consists of those companies that have a market capitalization of more than €100 million, free float more than 20% and that meet certain annual liquidity criteria. The annual liquidity limit stands at 20%. Also in this category the companies that participate need to meet all of the following criteria of financial performance: shareholders equity of no less than €15 million, cumulative three year EBITDA of no less than €16 million and no less than €4 million per annum, cumulative three year pre-tax profits of no less than €12 million and no less than €3 million per annum. In addition to the above, a company being admitted to trading in the Large Cap Category for the first time should have a minimum capitalization of €150 million. The companies that have either a small free float (less than 5%) or low annual liquidity or high bid/ask trading spread or small annual turnover figure are classified in the Special Stock Exchange Characteristics category, while companies that are in financial distress are classified in the Under Surveillance Category. In all other cases the companies are classified under the Small and Mid Cap category.

        The Greek capital markets and the Athens Stock Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the board of directors of the Hellenic Capital Markets Commission, and the board of directors of the Athens Stock Exchange. On May 31, 2001, the Athens Stock Exchange was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status. The creation of stock and derivatives exchanges in addition to the stock and derivatives markets of the Athens Stock Exchange and the Athens Derivatives Exchange were originally permitted in Greece pursuant to Law 3152/2003 subsequently in accordance with the provision of article 21 of Law 3371/2005. These licenses remain in effect under article 71 of Law 3606/2007 implementing the Directive on Markets and Financial Instruments in Greece. The operating license of these exchanges is granted by the Hellenic Capital Markets Commission, provided these exchanges fulfill certain capital, organizational and other requirements set forth in the Law 3606/2007 and in a decision of the board of directors of the Hellenic Capital Markets Commission yet to be issued. The Hellenic Capital Markets Commission approved the Regulation for the operation of the exchange and determined the process for its publication.

Membership in the Athens Stock Exchange

        Membership is required for brokerage firms in order to effect transactions on the Athens Stock Exchange and is subject to approval by the board of directors of the Athens Stock Exchange and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct transactions on the Athens Stock Exchange, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Stock Exchange member is €0.5 million.

        All transactions through the Athens Stock Exchange may only be carried out by brokers that are members of the Athens Stock Exchange. Membership in the Athens Stock Exchange is subject to the licensing requirements stipulated in the Directive on Markets and Financial Instruments and to the approval of the Athens Stock Exchange board of directors. Brokerage firms that are members of the Athens Stock Exchange must appoint and have present during trading sessions at least one official representative authorized to conduct Athens Stock Exchange transactions, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission.

        Members of the Athens Stock Exchange may engage in transactions through the Automated Exchange Trading System (OASIS), an electronic trading system, on behalf of their customers or on their own behalf. As at May 23, 2008, the Athens Stock Exchange had 70 members, the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies with a minimum share capital of €0.5 million if only engaging in receiving and transmitting buy and sell orders, €1.5 million if providing a variety of investment services and €5.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating license from the Hellenic Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Stock Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the European Union or the European Economic Area may become remote members of the Athens Stock Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece, and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 20, 2008, our market capitalization represented approximately 6.8% of the ATHEX Main Market Composite Index and approximately 7.4% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2003	2,310.5	1,467.3	2,263.6
2004	2,788.7	2,227.3	2,786.2
2005	3,663.9	2,818.3	3,663.9
2006	4,395.4	3,379,3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008 (through June 20, 2008)	5,207.4	3,619.1	3,619.1

Trading on the Athens Stock Exchange

        Athens Stock Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 4:30 p.m., Athens time, for the Large Cap category. For the Mid and Small Cap categories the trading starts at 10.30 a.m. and concludes at 12.00 p.m. and the trading resumes again at 02.00 p.m. and ends at 4.30 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10:00 a.m. until 10.30 a.m. for the Large Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Large Cap category the after hours trading session is between 4:39 p.m.—4.45 pm (randomly) while until 5:00 p.m. trades can be executed "at Closing" or "at the Volume Weighted Average Price"

in the case of block trades. Between 4.30 p.m. until 4.39 p.m.—4.45 p.m. the closing price of the securities is determined through call auctions. For the Mid and Small Cap category there is also an after hours trading session from 4:30 p.m. to 5.00 p.m. for orders placed with instructions to execute "at Closing".

        The trading system of the Athens Stock Exchange is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

        The opening price is determined automatically from the system independently for every traded security through the method of determination of the opening price. Limit orders that have been entered at a specified price prior to the commencement of the trading period, are calculated by the system to determine the opening prices. If no opening price has been determined during the duration of such method on a given day, the opening price is determined by the first order to be executed subsequently.

        According to an Athens Stock Exchange specifying, the different fluctuation limits for the various security classes, the FTSE/ATHEX20 securities prices may fluctuate up to 30% from the closing price of the preceding trading session (reference price). For all other securities, excluding the two special categories described in a previous chapter (Special Stock Exchange Characteristics securities and Under Surveillance) prices may fluctuate up to 10% from the closing price of the preceding trading session (reference price). However, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the 10% limit for the particular security is then extended by a further 10%. The price of a security that is classified on any of the two special categories (Special Stock Exchange Characteristics or Under Surveillance) may fluctuate on the auction market at a limit of 10% range. In this case also, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the 10% limit for the particular security is then extended by a further 10%. The Regulation has also introduced an automated system of fluctuation control process applicable to securities listed in the Large Cap Category and the Category of ETFs, which is intended to prevent sudden fluctuations of the said securities. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

        Trades of equity securities with a value exceeding €0.6 million, or representing at least 5% of a listed company's share capital, may be conducted through the Athens Stock Exchange subject to a special procedure. Under this special procedure, the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades, known as block trades, may be conducted through a special procedure of the electronic trading system. The number of parties that may participate in a block trade is limited to three persons as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares to the public through an approved prospectus or block trades of companies the total assets of which exceed €1.5 billion. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the latest traded price and if no such price exists, the closing price for the shares on the previous session:

  •
  At the current price of the security, when the value of the block trade ranges form €0.6 million to €1.2 million.

  •
  At 5% of the current price of the security, when the value of the block trade ranges from €1.2 million to €2.4 million.

  •
  At 10% of the current price of the security, when the value of the block trade is greater than €2.4 million.

        Block trades are executed by competent personnel of the Athens Stock Exchange that check the abovementioned requirements and authorize the block trade.

        The above price limitations do not apply in the following instances:

  •
  when the shares transferred equal or exceed 5.0% of the total number of shares of the company (independent of the percentages of shares in particular categories i.e., preferred or common);

  •
  for block trades exceeding €30 million of (i) majority Greek state-owned listed companies' shares or (ii) block trades of listed companies with total assets exceeding €1.5 billion; and

  •
  for transfers of share blocks by underwriters who acquired shares for stabilization purposes in the context of a public offering or a public offering combined with a private placement.

        The above mentioned exceptions are not applicable to block trades of securities of ETFs. Block trades on Fixed Income Securities and Right Over Equity securities are not subject to the abovementioned price limitations and the prices are determined freely.

        For purposes of calculating the allowed price deviation of the block trade, all block trades effected simultaneously are aggregated in order to determine the block trade size provided that the selling parties do not appear as buying parties in other block trades aggregated under this rule.

        All prices of completed transactions are published on electronic screens in the Athens Stock Exchange, although the prices of block trades do not affect the trade price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the Athens Stock Exchange, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the electronic system.

        All shares listed in the Athens Stock Exchange are traded with a trading unit of 1 share.

        Prices of all securities listed on the Athens Stock Exchange are published in the Athens Stock Exchange official daily price bulletin.

        Law 3606/2007 implementing the Directive on Markets and Financial Instruments abolished numerous limitations on over the counter trading of listed securities. Furthermore, a newly enacted amendment of the Regulation regarding clearing and settlement has facilitated the execution of over the counter transactions through orders of Investment Services Firms, while in the recent past over the counter transactions were only executed through the facilities of the Central Securities Depositary department of the Hellenic Exchanges. These over the counter transactions are not subject to any price limitations.

Market regulation

        Under Greek law, regulation of securities trading activities on the Athens Stock Exchange is subject to similar restrictions to those imposed in other jurisdictions in the European Union and in the United States. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

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

        All persons with access to confidential information may disclose it to third parties only within their ordinary course of business. Under no circumstances can such persons disclose confidential information to third parties for the purpose of such third parties acquiring or disposing securities which are traded on the Athens Stock Exchange.

        Civil and criminal charges can be imposed for insider trading violations. The competent authority for monitoring insider dealing infringements is the Hellenic Capital Markets Commission. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

Settlement, clearance and the Central Securities Depositary

        Settlement of both registered and bearer shares listed on the Athens Stock Exchange is effected through the department of Central Securities Depositary of the Hellenic Exchanges S.A. The Central Securities Depositary was originally founded in February 1991 as a société anonyme. On November 2006 the merger by absorption of the Central Securities Depositary by its parent company Hellenic Exchanges S.A. was completed. The department of the Central Securities Depositary of Hellenic Exchanges S.A. is responsible for settling and clearing Athens Stock Exchange transactions and holding the shares deposited with it in book entry form.

        Book entry of listed securities was originally introduced by virtue of Law 2396/1996. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

        To participate in the SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more Athens Stock Exchange members or custodian banks as authorized operators of their SAT accounts. Only the authorized operators have access to balances and other information concerning a SAT account. The Athens Stock Exchange recently introduced the possibility of holding a joint SAT account for two or more investors.

        The settlement and clearance procedure through the department of the Central Securities Depositary of the Hellenic Exchanges S.A. is effected through a multilateral system and consists of three stages:

  •
  First, a notification by the Athens Stock Exchange to the Central Securities Depositary of the transactions completed within each trading day. More specifically, on trade date "T", following the closing of the trading day, the Athens Stock Exchange sends electronically to the Central Securities Depositary a file containing information on the trading activity of the day. The file is downloaded to the SAT, where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

  •
  Second, a notification by the brokers to the Central Securities Depositary of the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to the Central Securities Depositary each trade along with the broker's account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are "temporarily blocked" for transfer purposes. Under Greek law, a person may not enter into sales of securities on the Athens Stock Exchange if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the Athens Stock Exchange are strictly regulated by the Hellenic Capital Markets Commission and permitted in the case of contracts previously executed either on the Athens Derivatives Exchange or on a private basis.

  •
  Third, the settlement cycles are carried out on day T+3 in time intervals determined by the Central Securities Depositary, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement as mentioned is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in case of block trades or in exceptional circumstances, and in accordance with the Central Securities Depositary regulations. The transfer of shares is affected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Stock Exchange Guarantee Fund, to which each Athens Stock Exchange member contributes, and which is operated as a separate legal entity.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of our issued and paid-up share capital as of December 31, 2007, is €181,869,178.50 divided into 363,738,357 ordinary bearer shares with a par value of €0.50 each. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
October 15, 2007	Capitalization of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
November 20, 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50

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

(5)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, our board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473,337,192.00 (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all of our shareholders. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to our shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to our shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all of our shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. We issued these notes in September 2003, through our wholly owned subsidiary Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, we made an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

(6)
On December 23, 2003, our board of directors resolved to increase our share capital by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €3,371,556.03.

(7)
On December 22, 2004, our board of directors resolved to increase our share capital by 1,334,852 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €19,211,254.97.

(8)
On December 21, 2005, our board of directors resolved to increase our share capital by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €36,655,271.38.

(9)
On December 21, 2006, our board of directors resolved to increase our share capital by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from this issue of shares were €22,634,670.71.

(10)
Our shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Stock Exchange. On November 8, 2007, the Athens Stock Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted net income per share when the stock split was effected.

(11)
On November 20, 2007, our board of directors resolved to increase our share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €8,677,840.

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

Dividends

Determination of dividends

        We distribute dividends each fiscal year out of our non-consolidated net income as determined under IFRS. This is in line with European Union regulation and recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing January 1, 2005. Dividends may only be distributed after an amount between 5% and 30% of our adjusted after-tax net income has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be at least 35% of our adjusted after tax net income (on an unconsolidated basis) after subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by us for a period exceeding 10 years. This statutory provision may be overriden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

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

  •
  the accounting report is published 20 days prior to the distribution in the Greek Bulletin for Sociétés Anonymes and Companies with Limited Liability of the Governmental Gazette; and

  •
  the accounting report is submitted to the competent supervisory authority.

        Interim dividends so distributed may not exceed one half of the net income shown in the accounting report.

Payment of dividends

        Dividends must be paid to our shareholders on a date fixed either by our shareholders at a general meeting or by our board of directors, if the board has been so authorized by our shareholders. The payment date must commence within three working days from delivery by Hellenic Exchange S.A. of the file that contains the names of the persons entitled to receive the dividend, as specified in the Operating Regulation of the SAT. Any dividend that has remained unclaimed for five years from the date of its declaration will be forfeited to the benefit of the Hellenic Republic and cease to remain owed by us.

Undistributed dividends

        There are provisions of Greek law providing for a minimum dividend that we are obliged to distribute if we have profits on an unconsolidated basis. Such minimum dividend must be at least 35% of our net income on an unconsolidated basis. We may distribute dividends amounting to less than 35% of our net income on the basis of a shareholders' resolution passed by a supermajority of at least 65% of our paid up share capital. The undistributed amount of the minimum dividends is transferred to a special reserve account and must be capitalized and converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to our shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date. Alternatively, the undistributed dividends can be transferred into reserves or otherwise applied by a shareholders' resolution at a general meeting passed by a supermajority representing at least 67% of our paid-up share capital.

Liquidation rights

        Upon liquidation, our net assets must be distributed to our shareholders in cash and in proportion to the number of ordinary shares held by each of them.

Shareholders' meetings and notices

        As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of our paid-up share capital also have the right to convene an extraordinary general meeting of our shareholders. You should read "Rights of major shareholders" below for additional information on the rights of our major shareholders. The annual general meeting must be held in Maroussi, Athens, once a year within the first six months following the end of our fiscal year. The Company Law provides that the general meeting of listed companies may be held in the municipality of Athens, where the Athens Stock Exchange is seated. The annual general meeting:

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

        The invitation to attend a general meeting must be submitted to the local prefecture for publication in the Government Gazette and must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Commerce and in one local paper published in the prefecture of our registered offices. The invitation must state the place, date and time of the meeting as well as the items on the agenda. The invitation for an adjourned meeting must be published in the newspapers determined by the Minister of Commerce at least ten calendar days prior to the date of the meeting. In the event that the initial invitation specifies the place and time of the reiterative meetings of the general meeting it is not necessary to publish a new invitation. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

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

  •
  five days prior to a general meeting, the shareholder must deposit with our treasury department a certificate issued by the Central Securities Depositary department of Hellenic Exchanges S.A. stating that such ordinary shares have been transferred to the special account of the shareholder and are blocked from transfer to third parties, or the receipt evidencing deposit of the CSD certificate with the Deposits and Loans Fund or with any banking institution, in Greece or abroad. Shareholders may deposit a CSD certificate with a banking institution abroad if the invitation to the relevant general meeting specifies the banking institution with which the CSD certificate may be deposited;

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

        Our shareholders have recently approved at the annual general meeting held on June 23, 2008 to amend the supermajority threshold to 67%. The amendment will become effective in July 2008.

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

Rights of major shareholders

        Under Greek corporate law shareholders holding 5% or more of our paid-up share capital have the right to:

  •
  apply to the board of directors asking to convene a general meeting;

  •
  once postpone a resolution (exercisable only once in relation to each resolution) of an annual or extraordinary general meeting for no more than thirty days;

  •
  demand from the board of directors to include additional topics to the agenda of the general meeting already convened. The application of the shareholders must be notified to the board of directors 15 days prior to the day of the general meeting;

  •
  five days prior to the day of a general meeting, request from the board of directors information concerning any amount paid by us within the two most recent years to members of the board, or our management, as well as details of any other consideration paid to such persons and any information necessary to consider the items included in the agenda of a general meeting.

        Furthermore, any shareholder may request from the board of directors to provide at the general meeting any specific information related to the affairs of the company, as long as they are relevant and useful for the assessment of the items of the agenda of the general meeting.

        The board of directors may refuse to disclose the requested information for good and substantial reasons, which must be set forth in the minutes of the general meeting. On the other hand, if, for example, we were a Delaware company, any of our shareholders, irrespective of the size of his or her shareholdings, would have the right to inspect our books and records and make copies of such documents; and request a competent court to review our operations if the shareholder believes that the company is not being managed properly.

        Shareholders holding 5% of the company's share capital represented in a general meeting convocation may object to an approval by the general meeting of a guarantee or security contract between the company and a member of the management, the persons controlling the company, their relatives up to the third degree and any legal entity controlled by them.

        Shareholders holding 33% of the company's share capital represented in a general meeting may oppose the approval of any other contract of any nature between the company and the management, the persons controlling the company, their relatives up to the third degree and any legal entity controlled by them. Such restriction is not applicable to contracts that are within the usual business practice of the company. The approval of the general meeting may be granted at a later stage following the signing of the contract. However, the approval may not be granted if shareholders holding 5% or more of the company's shareholding represented in the general meeting object to the decision.

        Shareholders holding 10% or more of our paid-up share capital have the right to object to the approval by our shareholders at a general meeting of any remuneration or compensation granted to the directors not expressly provided for by Greek law or our articles of association.

        Shareholders holding 20% or more of our paid-up share capital have the right to object to a resolution of a general meeting concerning the settlement or waiver by us of any claim for damages against any of our directors. Finally, shareholders holding 20% or more of our paid-up share capital have the right to request from the board of directors, five days prior to the day of a general meeting, particular information relating to our assets and the development of our corporate affairs. The board of directors may refuse to give such information for good and substantial reasons (including their representation in the board of directors of the company), which must be set forth in the minutes of the general meeting. Furthermore, shareholders holding 20% or more of our paid-up share capital and not represented on our board of directors have the right to petition a competent court to order an audit in connection with a possible mismanagement of our corporate affairs. A relevant provision in the company's articles of association may set the said threshold to 10%. The petitioners must show probable cause before the court will order an audit.

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

Directors' liability

        In accordance with Greek law, directors who negligently or deliberately inflict damage or losses on our company in connection with the performance of their duties, especially relating to the preparation of the annual financial statements, are liable to us for such damage. The annual general meeting customarily releases our directors from liability, but the shareholders may retain specific claims, in connection with the approval of the annual financial statements provided that such release is limited to the general management of our company during the fiscal year of approved accounts. In addition, a general meeting may release a director from liability for any specific claims we may have against him or her, provided that two years have already lapsed since the cause of action arose against the director and a minority representing at least 20% of our paid-up share capital represented in the company's annual general meeting does not object to such resolution. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty.

        In general, actions for damages as against directors for loss incurred by the company are exercised under Greek law through the company, rather than through derivative actions, a remedy typically available to shareholders of US companies. However, under certain limited circumstances the shareholders of a Greek company may have the right to bring an action against directors on behalf of the company. Our board of directors may decide by a simple majority to bring an action on behalf of us against any of its members. In addition, if our shareholders so resolve at a general meeting by an absolute majority, or if shareholders representing 10% of our paid-up share capital so request, we are under an obligation to bring a claim for damages against members of the board of directors for mismanagement of corporate affairs within six months either from the day of the general meeting or from the day such request is submitted to us. The articles of association of the company may lower the abovementioned 10% threshold. We are then represented in court by special independent representatives appointed either at a general meeting or by the court.

        The application of the abovementioned minority shareholders is executed only after they provide evidence that they have had the shareholder capacity for at least three months before filing the application.

        We have obtained insurance against our executive officers' and directors' potential liability under US securities laws.

Issue of share capital

        Subject to the pre-emptive rights contained in our articles of association, our share capital may be increased by a resolution of the shareholders. A quorum of 67% of the holders of our share capital and a supermajority of 67% of the share capital present (following the amendment of our articles of association) and entitled to vote is required to pass the resolution.

Issue of shares for non-cash consideration

        Greek corporate law requires a valuation of non-cash assets offered as payment for an issue of shares. Under Greek law, a commission set up by the Greek Ministry of Development must determine the value of the assets.

Issue of shares in connection with a business combination

        We are required to obtain approval from the Ministry of Development and the Athens Stock Exchange, if we decide to increase our share capital for any reason, including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the Athens Stock Exchange is more likely to undertake a substantive review of the proposed transaction.

Pre-emptive rights and appraisal rights

        Under Greek law, all share capital increases, including increases in the form of convertible bonds but excluding those for non-cash consideration, must be offered first on a pre-emptive basis to our existing shareholders. Pre-emptive rights may only be waived or restricted by a resolution of the general meeting upon delivery of a written report from the board of directors justifying the reasons for the proposed waiver. A quorum of 67% of the holders of our share capital and a supermajority of 67% of the share capital present (following the amendment of our articles of association) and entitled to vote is required to pass the resolution. Shareholders of many US companies typically have no pre-emptive rights. For example, under Delaware law shareholders have no pre-emptive rights unless these rights are specifically granted in a Delaware company's certificate of incorporation.

        Unlike the shareholders of a US company, under Greek law our shareholders have no appraisal rights in connection with merger transactions involving us.

Rights issues

        The time period for the exercise of rights under a rights issue is fixed by a resolution of the general meeting and may not be less than 15 days, during which time our ordinary shares must be traded on the Athens Stock Exchange. All new shares not acquired by our shareholders may be allocated by the board of directors in its sole discretion and may be offered to non-shareholders at a price that is at least equal to that of the rights issue.

Rights of purchase and redemption of our ordinary shares

        Under Greek law, we are prohibited from acquiring our own ordinary shares, except:

  •
  in connection with a redemption or reduction of our share capital or as a result of a share buyout;

  •
  if ordered by a law or a court order for the purpose of repaying our debts or protecting minority shareholders in case of merger, change of corporate objective, etc;

  •
  with respect to ordinary shares which have been donated to us by a shareholder;

  •
  as a result of a transfer of all of our assets; or

  •
  in the context of a purchase of ordinary shares for the purpose of distributing them to our employees or to the employees of one of our affiliates; or

  •
  if acquired by forced execution for the repayment of a claim to the company.

        We may also acquire our ordinary shares up to a maximum of 10% of our share capital after a resolution of the company's general meeting approving such acquisition. The shareholders resolution must specify the maximum number of ordinary shares to be purchased, the high and low prices at which we may purchase the ordinary shares and the time period of the redemption program, which may not exceed 24 months from the date of the resolution. The shareholders resolution must be immediately notified to the Athens Stock Exchange and in the Athens Stock Exchange Daily Official List at least 2 business days before the start of the time period of the redemption program. The board of directors may decide to acquire the shares in stages within the time period and upper limit set by the general meeting of shareholders upon prior notification of the Athens Stock Exchange and publication of the relevant board resolution in one political and one financial newspaper. Under Greek law, we are required to fund a share buy-back exclusively from funds that could be distributed to shareholders as dividends.

        The day following the expiration of the time period during which we may be authorized to purchase our ordinary shares, we must submit to the Hellenic Capital Markets Commission and the Athens Stock Exchange a statement setting forth the number of ordinary shares acquired, the average acquisition price, the total number of treasury shares as at that date, as well as the percentage of share capital which corresponds to this number. This information is published in the Athens Stock Exchange Daily Official List and is disclosed to our shareholders at the following general meeting. The purchased shares must be fully paid-up and acquired from the broad investing public. Any ordinary shares so acquired must be sold within three years of purchase, which may be extended for a further two years upon application to the Hellenic Capital Markets Commission, or otherwise must be cancelled. Both the decision to sell and the decision to cancel such shares must be communicated to the Athens Stock Exchange. All ordinary shares so acquired do not have voting rights and are not taken into account for the purpose of assessing a quorum.

        Dividends of such shares increase additionally the dividend of the other shareholders of the company. In the event of a capital increase, the pre-emption right of these shares is not exercised and increases the pre-emption right of the rest of the shareholders.

        As a general matter, in light of the restrictions on the ability of a Greek company to repurchase its own shares under Greek law described above, we are subject to a share repurchase regime that could be more restrictive than that applicable to US companies.

Disclosure of interests in shares

        Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 20%, 1/3, 50% or 2/3 of our total voting rights, must inform us and the Athens Stock Exchange in writing within one day of the later of the date of acquisition or sale or the date when the person became aware of the transaction.

        A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder's voting rights is increased or decreased by 3% or more, and for any member of the board of directors or any executive officer who acquires or disposes of 3% or more of our total voting rights, irrespective of his or her total percentage. Furthermore, directors and senior managers must notify us and we, in turn, must notify the Athens Stock Exchange, with respect to each transaction in our ordinary shares unless their total transactions in our ordinary shares in one calendar year do not exceed €5,000.

        Greek law requires any of our shareholders holding at least 10% of any class of our shares to report to the Athens Stock Exchange, in advance of any acquisition or transfer of more than 5% of the same class of shares, the exact volume, and timing of the transaction as well as the name of any broker or underwriter used in connection with such acquisition or transfer. This information is then published in the Daily Bulletin of the Athens Stock Exchange.

        According to a recently enacted law that will enter into force as of July 1, 2007 the above thresholds and time limit will be amended. As a result, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 15%, 20%, 25%, 1/3, 50% or 2/3 of our total voting rights, will have to inform us and the Athens Stock Exchange in writing within three trading days of the date of acquisition or sale.

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

C.    Material Contracts

        You should read Item 5, "Operating Financial Review and Prospects," and Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of our material contracts.

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

        All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the Athens Stock Exchange, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

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

Corporate taxation

        The net income of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate was reduced to 32% in 2005, to 29% in 2006 and to 25% for 2007, onwards.

Taxation of dividends

        No withholding taxes are imposed by Greece on the payment of dividends on the ordinary shares.

Taxation of capital gains

        Under Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the Athens Stock Exchange by enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece maintaining double entry accounting books are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting books. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly.

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

Transfer taxes and charges

        A transfer tax is imposed on transfers of securities listed in the Athens Stock Exchange at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.06% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller. Finally, the above transfer tax at the rate of 0.15% is imposed on transfers of ADSs, in case the seller is a Greek tax resident or a foreign enterprise, which has a permanent establishment in Greece.

Stamp duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

        Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies at the rates of 0.6% or 1.2% for relatives belonging to the first or second, respectively, degree relatives. With regard to third degree relatives, inheritance or succession taxes are payable on a progressive system, the rates of which range from 0% to 40%. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force.

Gift tax (donation taxes)

        A similar system of taxation applies to the donation of listed shares.

United States taxation

Introduction

        This section describes the material United States federal income tax consequences of owning ordinary shares or ADSs. It applies to you only if you are a US holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a tax-exempt organization;

  •
  a life insurance company;

  •
  a person liable for alternative minimum tax;

  •
  a person that actually or constructively owns 10% or more of the voting stock of Coca-Cola Hellenic Bottling Company S.A.;

  •
  a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  •
  a person whose functional currency is not the US dollar.

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

        You are a US holder if you are a beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a United States domestic corporation;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

        If the partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.

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

Passive foreign investment company rules

        We believe that our ordinary shares and ADSs should not be treated as stock of a passive foreign investment company ("PFIC") for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

        In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us would not constitute qualified dividend income to you if we were a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in the ordinary shares or ADSs, even if we are not currently a PFIC. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.     Disclosure Controls and Procedures

        We have evaluated, under the supervision and with the participation of our management, including our managing director and our chief financial officer, our disclosure controls and procedures as of December 31, 2007 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our operations in Nigeria and the Russian Federation. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2007, the individual and aggregate impact of all such incidents was immaterial to our consolidated financial statements.

  b.     Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2007.

        PricewaterhouseCoopers S.A., our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting, which is included on page F-1.

  c.     Attestation Report of the Registered Public Accounting Firm

        The attestation report called for by Item 15(c) of the Form 20-F is included on page F-1.

  d.     Changes in Internal Control over Financial Reporting

        There has been no change in our internal controls over financial reporting for the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, "Information on the Company—Business Overview—Information technology".

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors believes that Mr. Kent Atkinson, the chairman of our audit committee, and Mr. Nigel Macdonald are audit committee financial experts as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

ITEM 16B    CODE OF ETHICS

        We have adopted a code of ethics covering our senior management and directors to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. We also have in place a corporate code of business conduct applicable to all our employees, which is available on our website at www.coca-colahellenic.com.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees and all other fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €7.9 million for the year ended December 31, 2007, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €8.0 million for the year ended December 31, 2006, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.1 million for the year ended December 31, 2007 and for the year ended December 31, 2006.

Tax fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €0.3 million in 2007 and €1.0 million in 2006.

All other fees

        Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2007 and December 31, 2006.

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

        In respect of the fiscal year ending December 31, 2008, our audit committee has approved in advance certain permitted services across our business. These services are (i) statutory or other financial audit work, (ii) audit related work, such as services related to employee benefit plans and due diligence, and (iii) tax compliance, planning and advice.

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

        None. Our board of directors believes that all members of our audit committee satisfy the independence requirement of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

        None.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

ITEM 19   EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended on June 17, 2002*
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on May 20, 2002**
2.1	€600.0 million Multicurrency Revolving and Swingline Facilities Agreement with a €250.0 million Swingline Option, dated August 1, 2005 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and Deutsche Bank AG with Deutsche Bank AG, London Branch acting as Swingline Agent and as Facility Agent***
2.2	Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as issuers, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V., as guarantors***
2.3	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2003**
2.4	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.3)**
3.1	Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*
3.2	Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.*
3.3	Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.**
3.4	Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)*
4.1	Form of European Bottlers' Agreement*
4.2	European Bottlers' Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.*
4.3	Form of International (Non-European) Bottlers' Agreement*
4.4	Form of Distribution Agreement*
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.****
4.6	Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited*

4.7	Letter from The Coca-Cola Company, dated August 15, 2003**
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for our countries that entered the European Union on May 1, 2004****
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Business—Subsidiaries" in the Annual Report)
11.1	Code of Ethics****
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002*****
15	Consents of Independent Registered Public Accounting Firms

*
Incorporated by reference to the Registration Statement on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on October 8, 2002.

**
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on November 13, 2003.

***
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2006, as filed with the SEC on June 30, 2007.

****
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2003, as filed with the SEC on June 30, 2004.

*****
Furnished but not filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A. (Registrant)
	By:	/s/ JAN GUSTAVSSON Name: Jan Gustavsson Title: General Counsel and Company Secretary
Date: June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15(b) of the 2007 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Notes 1 and 9 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for uncertainty in income tax positions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
April 21, 2008

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income

	Year ended December 31,
	2007	2006	2005
	(In millions of euro, except per share amounts)
Net sales revenue	€6,188.6	€5,372.2	€4,633.9
Cost of goods sold	(3,654.0)	(3,282.3)	(2,749.9)

Gross profit	2,534.6	2,089.9	1,884.0
Selling, delivery, administrative expenses and other operating items	(1,874.2)	(1,630.8)	(1,433.3)

Operating profit	660.4	459.1	450.7
Interest expense	(96.3)	(86.3)	(56.2)
Interest income	10.7	10.3	3.3
Other income	1.0	0.4	2.5
Other expense	(0.6)	(0.1)	(3.0)

Income before income taxes	575.2	383.4	397.3
Income tax expense	(87.7)	(89.2)	(111.8)
Share of income of equity method investees	20.0	24.8	23.9
Minority interests	(12.0)	(4.8)	(10.5)

Net income before cumulative effect of accounting change	495.5	314.2	298.9
Cumulative effect of accounting change for Statement No. 123 (R) adoption, net of applicable income taxes of €0.2 million	—	(0.8)	—

Net income	€495.5	€313.4	€298.9

Basic net income per share	€1.36	€0.87	€0.84

Diluted net income per share	€1.36	€0.87	€0.83

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets

	As at December 31,
	2007	2006
	(In millions of euro)
Assets
Current assets:
Cash and cash equivalents	€176.2	€288.7
Trade accounts receivable, less allowances of €40.2 million in 2007 and €36.4 million in 2006	657.0	640.4
Inventories	478.2	389.7
Receivables from related parties	96.8	90.8
Taxes receivable	15.3	9.9
Deferred income taxes	55.2	44.4
Prepaid expenses	118.0	86.8
Derivative assets	14.0	4.8
Other current assets	90.4	61.5

Total current assets	1,701.1	1,617.0
Property, plant and equipment:
Land	146.9	132.8
Buildings	974.4	854.2
Returnable containers	256.7	241.1
Production and other equipment	3,129.6	2,801.5

	4,507.6	4,029.6
Less accumulated depreciation	(1,977.8)	(1,769.9)

	2,529.8	2,259.7
Construction in progress	209.0	156.3
Advances for equipment purchases	108.6	70.2

	2,847.4	2,486.2
Investment in equity method investees	337.7	316.9
Deferred income taxes	33.4	35.8
Derivative assets	14.4	—
Other tangible non-current assets	81.1	35.9
Franchise rights	1,996.8	1,997.4
Goodwill and other intangible assets	849.4	798.4

Total assets	€7,861.3	€7,287.6

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets (Continued)

	As at December 31,
	2007	2006
	(In millions of euro)
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	€259.1	€269.3
Accounts payable	329.0	274.3
Accrued expenses	534.7	480.4
Amounts payable to related parties	147.4	160.1
Deposit liabilities	106.3	100.7
Income taxes payable	56.8	46.8
Dividends payable	42.2	—
Deferred income	19.6	25.6
Deferred income taxes	3.6	5.4
Derivative liabilities	4.2	1.2
Current portion of capital lease obligations	52.6	33.9

Total current liabilities	1,555.5	1,397.7
Long-term liabilities:
Long-term debt, less current portion	1,472.8	1,516.4
Capital lease obligations, less current portion	109.1	82.2
Cross currency swap payables relating to borrowings	186.7	122.0
Employee benefit obligations	126.2	151.4
Deferred income taxes	663.7	683.1
Deferred income	106.1	89.1
Other long-term liabilities	30.0	24.0

Total long-term liabilities	2,694.6	2,668.2

Minority interests	70.5	65.0
Shareholders' equity:
Ordinary shares, €0.50 par value: 363,738,357 (2006: 242,067,916) shares authorized, issued and outstanding	181.9	121.0
Additional paid-in capital	1,672.6	1,719.0
Deferred compensation	(0.8)	(0.7)
Retained earnings	1,565.3	1,190.2
Accumulated other comprehensive income	121.7	127.2

Total shareholders' equity	3,540.7	3,156.7

Total liabilities and shareholders' equity	€7,861.3	€7,287.6

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

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders' Equity (Continued)

	Ordinary shares
						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Deferred compensation	Retained earnings		Total
	(In millions, except per share data)
As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7
Cumulative effect of accounting change for interpretation No. 48 adoption	—	—	—	—	1.6	—	1.6

As at January 1, 2007	242.1	€121.0	€1,719.0	€(0.7)	€1,191.8	€127.2	€3,158.3
Net income for 2007	—	—	—	—	495.5	—	495.5
Currency translation adjustment, net of applicable income taxes of €1.5 million	—	—	—	—	—	(36.3)	(36.3)
Adoption of Euro by Slovenia	—	—	—	—	(2.3)	2.3	—
Change in fair value of derivatives, net of applicable income taxes of €0.2 million	—	—	—	—	—	(1.0)	(1.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(1.0) million	—	—	—	—	—	3.0	3.0
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	—	—	—	—	0.5	0.5
Amortization and change of actuarial losses and prior service cost, net of applicable income taxes of €(5.7)m	—	—	—	—	—	26.0	26.0

Comprehensive income							487.7
Bonus share issued	121.0	60.6	(60.6)	—	—	—	—
Stock issued to employees exercising stock options	0.6	0.3	8.4	—	—	—	8.7
Stock option compensation	—	—	5.8	—	—	—	5.8
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.1)	—	—	(0.1)
Cash dividends (€0.21 per share)	—	—	—	—	(77.5)	—	(77.5)
Statutory minimum dividend	—	—	—	—	(42.2)	—	(42.2)

As at December 31, 2007	363.7	€181.9	€1,672.6	€(0.8)	€1,565.3	€121.7	€3,540.7

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2007	2006	2005
	(In millions of euro)
Operating activities
Net income	€495.5	€313.4	€298.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	362.9	330.2	309.7
Amortization	1.4	0.7	0.2
Stock option compensation expense	5.8	4.0	—
Deferred income taxes	(32.7)	13.2	11.1
Gain on disposals of non-current assets	(6.6)	(14.1)	(13.1)
Impairment charges on property, plant and equipment	—	24.5	0.9
Minority interests	12.0	4.8	10.5
Share of income of equity method investees	(20.0)	(24.8)	(23.9)
Cumulative effect of accounting change for Statement No.123 (R) adoption, before income taxes	—	1.0	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(102.9)	(54.7)	(51.6)
Inventories	(88.0)	(22.8)	(13.2)
Accounts payable and accrued expenses	113.5	117.7	15.7

Net cash provided by operating activities	740.9	693.1	545.2
Investing activities
Purchases of property, plant and equipment	(571.7)	(560.0)	(427.5)
Proceeds from disposals of property, plant and equipment	27.3	37.7	27.4
Cash payments for acquisitions, net of cash acquired	(191.6)	(78.1)	(196.0)
Proceeds from sale of trademarks	—	—	9.0
Return of investment of equity method investees	—	5.6	—
Proceeds from sale of investments	1.5	10.0	5.1
Purchase of investments	(6.0)	(1.7)	(3.1)

Net cash used in investing activities	(740.5)	(586.5)	(585.1)
Financing activities
Proceeds from issuance of debt	201.5	696.8	586.9
Repayments of debt	(240.0)	(662.5)	(373.4)
Support payments from The Coca-Cola Company for cold drink equipment placement	45.1	54.8	16.7
Payments on capital lease obligations	(42.2)	(20.4)	(16.6)
Payment of expenses related to bonus share issue	(0.6)	—	—
Proceeds from exercise of stock options	8.7	22.5	36.6
Dividends paid to shareholders of the Company and to minority interests	(83.0)	(76.8)	(75.5)

Net cash (used in) provided by financing activities	(110.5)	14.4	174.7
Effect of exchange rates on cash	(2.4)	(0.8)	2.4

Net (decrease) increase in cash and cash equivalents	(112.5)	120.2	137.2
Cash and cash equivalents at beginning of year	288.7	168.5	31.3

Cash and cash equivalents at end of year	€176.2	€288.7	€168.5

Refer to Notes to the Consolidated Financial Statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements

1.     Organization and Significant Accounting Policies

Organization

        Coca-Cola Hellenic Bottling Company S.A. is incorporated in Greece and was formed in 1969. It took its present form in August 2000 through the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (collectively the "Company") are principally engaged in the production and distribution of alcohol-free beverages under franchise from The Coca-Cola Company. The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 18.

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

        In accordance with Financial Accounting Standards Board ("FASB") Statement No. 141, Business Combinations, we account for all business combinations by the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

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

Risks and Uncertainties

        The Company's operations could be adversely affected by termination or non-renewal of our bottlers' agreements with The Coca-Cola Company; marketing and product development activities effectiveness; weaker consumer demand for carbonated soft drinks; adverse economic conditions in our emerging and developing countries; regulation by competition law authorities of the European Union

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

1.     Organization and Significant Accounting Policies (Continued)

and national states; increased concentration of retailers and independent wholesalers; product issues such as contamination or product recalls; adverse weather conditions; price increases in and shortages of raw materials and packaging materials; exchange rate fluctuations; the ability to repatriate profits; changes in regulatory environment; duties or tariffs; and changes in the method or rate of taxation.

        The Company monitors our operations with a view to minimize the impact to our overall business that could arise as a result of the inherent risks in our business.

Revenue Recognition

        Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), prices are fixed and determinable, products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalized at December 31, 2007 was €39.7 million (2006: €33.7 million, 2005: €19.2 million). Of this balance, €25.5 million (2006: €19.5 million, 2005: €11.5 million) was classified as prepaid expenses (current) and the remainder as other non-current assets. Listing fees expensed for the year ended December 31, 2007 amounted to €104.1 million with €66.0 million and €53.3 million for 2006 and 2005, respectively. Marketing and promotional incentives paid to customers during 2007 amounted to €120.3 million with €100.8 million in 2006, and €80.2 million in 2005.

        We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure with which they relate. In 2007, such contributions totaled €44.1 million as compared to €29.9 million and €17.6 million in 2006 and 2005, respectively. Franchise incentive arrangements are described under that heading below.

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

Warehouse Costs

        Warehouse costs represent the expenses associated with operating Company-owned or leased warehouse facilities used to store finished goods. Warehousing costs are included in delivery expenses. Such costs amounted to €209.9 million in 2007 with €182.7 million and €151.4 million in 2006 and 2005, respectively.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

1.     Organization and Significant Accounting Policies (Continued)

Distribution Costs

        Distribution costs represent those costs that are incurred to transport products to the buyer's designated location. These costs include the fees charged by third party shipping agents and expenses incurred in running our own trucking fleet. Distribution costs are included in delivery expenses. In 2007, the distribution costs totaled €325.7 million, compared with €294.2 million and €236.3 million for 2006 and 2005, respectively.

Advertising Expense

        Advertising costs are expensed as incurred and were €209.8 million in 2007 with €169.6 million and €151.8 million during 2006 and 2005, respectively. Advertising costs are included within selling expenses.

Interest Expense

        Interest costs are expensed as incurred and include interest on loans, overdrafts, capital leases and amortization of debt issuance costs. Interest costs are capitalized for all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets are assets constructed or otherwise produced for the Company's own use.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents of €176.2 million (2006: €288.7 million) comprise cash balances and short-term deposits of which time deposits were €88.0 million in 2007 and €205.9 million in 2006.

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

        The Company capitalizes certain computer software development costs associated with internal-use software (related to the implementation of the SAP software platform), including external direct costs of materials, services consumed and payroll costs for employees devoting time to a software project. Costs incurred during the preliminary project stage, as well as costs for maintenance and training, are expensed as incurred. The total unamortized computer software costs in 2007 and 2006 were €111.9 million and €89.9 million, respectively. The total amount charged to the income statement for amortization of capitalized computer software costs was €10.3 million in 2007, €8.8 million in 2006 and €7.0 million in 2005.

Intangible Assets

        Intangible assets consist primarily of franchise rights related to the bottlers' agreements with The Coca-Cola Company, trademarks, water rights, customer contracts, distribution rights and goodwill. The franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchisor within designated territories over specified periods of time. The Coca-Cola Company does not grant perpetual franchise rights outside of the United States. The Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life.

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

        In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and indefinite lived intangible assets (including franchise rights and trademarks) are not amortized, but are reviewed at least annually for impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

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

Franchise Incentive Arrangements

        The Coca-Cola Company, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on the placement of cold drink equipment and are based on franchise incentive arrangements. The recognition of income in relation to such payments is over the life of the asset. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including principally minimum volume requirements. Management believes the risk of reimbursement is remote. Total support payments from The Coca-Cola Company for the placement of cold drink equipment were €40.5 million in 2007, compared with €83.3 million in 2006 and €26.6 million in 2005.

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

        Available-for-sale investments were valued at €10.3 million at December 31, 2007 (2006: €6.5 million). In 2007 and 2006, the whole amount was recorded in other tangible non-current assets.

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

        Entities that operated in hyper-inflationary environments remeasured their financial statements in accordance with Statement No. 52. Remeasurement gains and losses are included in other income or other expense, as appropriate. In 2007, none of the Company's subsidiaries operated in a hyper-inflationary environment. The Company's subsidiary in Belarus operated in a hyper-inflationary environment in 2005. It ceased applying hyper-inflationary accounting with effect from January 1, 2006. The Company's subsidiary in Serbia ceased applying hyper-inflationary accounting with effect from January 1, 2005.

        Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in net income. In 2007, transaction gains were €7.9 million as compared to €2.0 million of transaction gains in 2006 and €0.7 million of transaction gains in 2005. Transaction gains and losses are included within operating profit unless they relate to debt, in which case the gains and losses are classified as other income or other expense as appropriate.

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

Costs Associated with Exit or Disposal Activities

        The Company has applied FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("Statement No. 146") to exit and disposal activity initiated after December 31, 2002. Pursuant to Statement No. 146, the liability for costs associated with exit or disposal activity should be recognized, and measured at fair value, when the liability is incurred rather than at the date an entity commits to an exit plan. The result is that for one-time termination benefits, such as severance pay and

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

1.     Organization and Significant Accounting Policies (Continued)

other termination indemnities, where the benefit arranged requires employees to serve beyond the minimum retention period, the costs of the one-time termination benefit are recognized over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs, such as in respect of operating leases, a liability is recognized and measured at its fair value (less any economic benefit), when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Employee Benefits—Statutory Termination and Pension Plans

        The Company accounts for the statutory termination benefits and pension plans in accordance with the provisions of FASB Statement No. 87, Employers' Accounting for Pensions ("Statement No. 87"), including the application of actuarial methods and assumptions in conjunction with professional actuaries and the related disclosure provisions of FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("Statement No. 132 (R)"). The Company adopted Statement No. 87 as at January 1, 1999, as it was not feasible to apply Statement No. 87 for these plans as at January 1, 1989, the effective date specified in the standard. The amortization periods for the transition obligations range from 10 to 18 years.

        A number of the Company's operations have long service benefits in the form of jubilee plans. These plans are measured at the present value of estimated future cash outflows with immediate recognition of actuarial gains and losses.

        During 2006, the Company also adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R). ("Statement No. 158"). Statement No. 158 requires that previously disclosed but unrecognized actuarial gains or losses, prior service costs or benefits and transitional obligations or assets be recognized generally through adjustment to accumulated other comprehensive income and the funded status of the defined benefit plans to be recognized on the balance sheet (refer to Note 10, Employee Benefit Obligations).

Share-Based Payments

        The Company issues share-based payments in the form of stock options and stock appreciation rights to its senior managers. Effective January 1, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment ("Statement No. 123 (R)") which requires compensation costs related to share-based payments to be recognized in the financial statements for all awards granted after the required effective date and for awards modified, repurchased or cancelled after that date. The compensation cost has been determined based on the grant date fair value of the equity or liability instrument issued. The Company adopted Statement No. 123 (R), using the modified version of the prospective application (refer to Note 20, Stock Option Compensation Plans and Note 21, Stock Appreciation Rights).

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

Adoption of New Accounting Standards

        In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 ("Statement No. 155"). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("Statement No. 133"). Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e., new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The adoption of Statement No. 155 has not had an impact on the Company's financial statements.

        Income taxes are accounted for in accordance with Statement No. 109, Accounting for Income Taxes ("Statement No. 109") as clarified by Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Interpretation No. 48") issued in July 2006. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred income tax assets, we consider whether it is "more likely than not," according to the criteria of Statement No. 109, that some portion or all of the deferred income tax assets will be realized. The ultimate realization of

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

1.     Organization and Significant Accounting Policies (Continued)

deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Interpretation No. 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company adopted Interpretation No. 48 as at January 1, 2007. Further details on the impact of Interpretation No. 48 in our financial statements are available in Note 9, Income taxes.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except as amended by FASB Staff Position No. 157-1, Application of Statement No. 157 to Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions ("Staff Position No. 157-1") and FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 ("Staff Position No. 157-2"). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the Company's consolidated financial statements. This Statement will be effective for the Company for the fiscal year beginning on January 1, 2008. In February 2008, the FASB issued Staff Position No. 157-1 and Staff Position No. 157-2. Staff Position No. 157-1 removes leasing from the scope of Statement No. 157. Staff Position No. 157-2 delays the effective date of Statement No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 ("Statement No. 159"). Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. The new Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity's first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurement. The Company has chosen not to early adopt Statement No. 159 and is currently assessing the effect of the new Statement on its financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

1.     Organization and Significant Accounting Policies (Continued)

        In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards ("EITF 06-11"). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on non-vested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective on January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material effect on its financial statements.

        In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations ("Statement No. 141R"), which replaces Statement No. 141. Statement No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. Statement No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of Statement No. 141R on its consolidated financial statements.

        In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement—amendments of ARB No. 51 ("Statement No. 160"). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of Statement No. 160 on its consolidated financial statements.

        In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("Statement No. 161"). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact of the adoption of Statement No. 161 on its consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

2.     Business Combinations

        During 2007, the Company acquired controlling interests in the following entities:

	Location		Effective date of acquisition	Net tangible assets applicable	Goodwill arising	Trademarks	Other intangible assets	Amount of consideration including acquisition costs
				(In millions)
Eurmatik S.r.l.	Italy	(a)	05.31.2007	€1.1	€13.5	€—	€2.9	€17.5
OOO Aqua Vision	Russian Federation	(b)	09.04.2007	136.1	31.1	7.6	3.1	177.9

Total acquisitions				€137.2	€44.6	€7.6	€6.0	€195.4

(In millions)
Total consideration for acquisition of controlling interests	€195.4
Less: cash and cash equivalent balances acquired	(4.5)
Plus: payments made for acquisition of Lanitis Bros Public Limited in 2006	0.5
Plus: payments made for acquisition of equity investment in Fresh & Co d.o.o. in 2006.	0.1
Plus: payments made for acquisition of Gotalka in 2004	0.1

Cash payments for acquisitions, net of cash acquired	€191.6

2007

a)    Acquisition of Eurmatik S.r.l.

        On May 31, 2007, the Company acquired 100% of Eurmatik S.r.l., ("Eurmatik") a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0 million (excluding acquisition costs) with no debt assumed.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

2.     Business Combinations (Continued)

        The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€1.4
Inventories	0.3
Other current assets	0.2
Cash and cash equivalents	3.4
Other current liabilities	(3.3)
Other non-current liabilities	(0.9)

Fair value of net tangible assets acquired	1.1
Customer contracts	2.9
Goodwill arising on acquisition	13.5

Fair value of net assets acquired	€17.5

Cash paid to former shareholders	€17.0
Costs of acquisition	0.5

Total consideration	€17.5

        The contribution of Eurmatik to the results of the Company the year ended December 31, 2007 was a loss of €0.3 million. The acquisition has resulted in the Group recording €13.5 million goodwill and €2.9 million of customer contracts in its established segment.

        The goodwill arising on the acquisition of Eurmatik is attributable to synergies from enhancement of vending operations in Italy.

b)    Acquisition of OOO Aqua Vision

        On September 4, 2007, the Company acquired 100% of OOO Aqua Vision ("Aquavision"), a company owning a newly constructed production facility in the Russian Federation. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the "botaniQ" trademark which is also included in the transaction. The total consideration for the transaction was €177.4 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

2.     Business Combinations (Continued)

        The fair values of the significant assets and liabilities assumed and goodwill arising, which are preliminary and pending finalization of the purchase price allocation, are as follows (in millions):

Property, plant and equipment	€144.3
Inventories	7.1
Other current assets	26.6
Cash and cash equivalents	1.1
Short-term borrowings	(14.4)
Long-term borrowings	(9.1)
Other current liabilities	(19.5)

Fair value of net tangible assets acquired	136.1
Trademarks	7.6
Water rights	3.1
Goodwill arising on acquisition	31.1

Fair value of net assets acquired	€177.9

Cash paid to former shareholders	€177.4
Costs of acquisition	0.5

Total consideration	€177.9

        The contribution of Aquavision to the results of the Company the year ended December 31, 2007 was a loss of €7.3 million. At this stage, the acquisition has resulted in the Company recording €31.1 million goodwill, €7.6 million of trademarks and €3.1 million of water rights in its emerging segment.

        The goodwill arising on the acquisition of Aquavision is attributed to the immediate incremental installed production capacity in the Russian Federation.

        The botaniQ trademark was sold on February 29, 2008 to the Multon Z.A.O. group, a joint venture in which the Company has a 50% interest, for €7.6 million.

2006

a)    Acquisition of Lanitis Bros Public Limited

        On April 5, 2006, the Company successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited ("Lanitis Bros"), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition. Following completion of the tender offer, the Company acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million.

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

        The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	Acquired on April 5, 2006	Acquisition of minority interests on December 31, 2006	2007 Adjustments	Total
Property, plant and equipment	€42.8	€(1.8)	€0.1	€41.1
Long-term investments	0.1	—	—	0.1
Inventories	9.5	—	—	9.5
Other current assets	21.4	—	(0.4)	21.0
Cash and cash equivalents	14.1	—	—	14.1
Short-term borrowings	(5.6)	—	—	(5.6)
Deferred tax liabilities	(2.4)	0.2	(0.1)	(2.3)
Other current liabilities	(17.8)	—	0.4	(17.4)

Fair value of net tangible assets acquired	62.1	(1.6)	—	60.5
Franchise rights	8.8	0.4	—	9.2
Trademarks	5.4	0.3	—	5.7
Other identifiable intangible assets	0.6	—	—	0.6

Fair value of net assets acquired before minority interest	€76.9	€(0.9)	€—	€76.0
Minority interest	(4.4)	4.3	—	(0.1)

Fair value of net assets acquired	€72.5	€3.4	€—	€75.9

Cash paid to former shareholders	€71.5	€3.4	—	€74.9
Costs of acquisition	1.0	—	—	1.0

Total consideration	€72.5	€3.4	€—	€75.9

        The contribution of Lanitis Bros to the results of the Group was an income of €8.0 million for the year ended December 31, 2006. The acquisition has resulted in the Company recording €9.2 million of franchise rights, €5.7 million of trademarks and €0.6 million of other separately identifiable intangible assets in its established countries segment.

        The Lanitis Bros juice trademarks were sold effective March 28, 2008 to The Coca-Cola Company for €5.3 million.

b)    Acquisition of Fonti Del Vulture S.r.l.

        On July 5, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fonti del Vulture S.r.l., ("Fonti del Vulture") a producer of high quality mineral water in Italy with significant water reserves each paying €5.2 million (excluding acquisition costs). The acquisition included the national mineral water brands "Lilia" and "Lilia Kiss" (still and sparkling).

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

2.     Business Combinations (Continued)

        The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

	As reported in 2006	Adjustments	Adjusted values
Property, plant and equipment	€30.6	€(30.6)	€—
Inventories	1.7	(1.7)	—
Other current assets	7.3	(7.3)	—
Other non-current assets	2.4	3.4	5.8
Short-term borrowings	(11.8)	11.8	—
Other current liabilities	(13.8)	13.8	—
Long-term borrowings	(11.4)	11.4	—
Other non-current liabilities	(1.4)	1.4	—

Fair value of net tangible assets acquired	3.6	2.2	5.8
Goodwill arising on acquisition	2.2	(2.2)	—

Fair value of net assets acquired	€5.8	€—	€5.8

Cash paid to former shareholders	€5.2	—	€5.2
Costs of acquisition	0.6	—	0.6

Total consideration	€5.8	€—	€5.8

        The contribution of Fonti del Vulture to the results of the Company for the year ended December 31, 2006 was a loss of €2.2 million.

        The acquisition initially resulted in the Company recording €2.2 million of goodwill in its established segment as of 31 December 2006. The finalization of the arrangements for The Coca-Cola Company's and Coca-Cola Hellenic's relationship with Fonti del Vulture has resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change has been reflected in the income statement and cash flow statement for the full year ended December 31, 2007, and in the balance sheet as at December 31, 2007.

c)     Acquisition of Yoppi Kft.

        On August 22, 2006, the Company acquired 100% of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million with the assumption of debt of an additional €0.1 million.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

2.     Business Combinations (Continued)

        The fair values of the significant assets and liabilities assumed and goodwill arising are as follows (in millions):

Property, plant and equipment	€0.4
Inventories	0.1
Short-term borrowings	(0.1)
Other non-current liabilities	(0.1)

Fair value of net tangible assets acquired	0.3
Customer contracts	0.2
Goodwill arising on acquisition	1.4

Fair value of net assets acquired	€1.9

Cash paid to former shareholders	€1.9

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

3.     Equity Investments

        The operating results include our proportionate share of income from our equity investments. The effective interest held in and carrying value of the equity investments as at December 31 are (in millions):

	Country of operation	Effective interest held 2007	Effective interest held 2006	Carrying value 2007	Carrying value 2006
Frigoglass Industries Limited	Nigeria	16%	16%	€10.6	€9.6
Multivita Sp.z o.o.	Poland	50%	50%	1.4	1.6
Valser Springs GmbH	Switzerland	50%	50%	0.3	0.3
PET to PET Recycling Österreich GmbH	Austria	20%	20%	1.0	1.0
Brewinvest S.A.	FYROM/Bulgaria	50%	50%	59.2	52.8
Multon Z.A.O. group	Russian Federation	50%	50%	258.1	244.3
Fresh & Co d.o.o.	Serbia	50%	50%	—	7.3
Fonti Del Vulture S.r.l	Italy	50%	50%	7.1	—
Heineken Lanitis Cyprus Ltd	Cyprus	—	35%	—	—

Total equity investments				€337.7	€316.9

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

3.     Equity Investments (Continued)

        On March 13, 2006, the Company acquired, jointly with The Coca-Cola Company, 100% of Fresh & Co d.o.o. ("Fresh and Co"), the leading producer of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands "Next" and "Su-Voce". The total consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The Company's share of the purchase price and debt was €20.3 million. The acquired entity is a joint venture and is being accounted for under the equity method.

        The Company's share of losses of Fresh & Co d.o.o. exceeds the carrying amount of the investment accounted for under the equity method. The Company continued to account on a consistent basis for the difference between investor cost and underlying equity in net assets at the date of investment and recognized the share of investee losses in excess of the carrying amount of the investment. The equity investment in Fresh & Co was classified as a liability, with a negative value of €0.9 million and has been recorded in "Other long-term liabilities". The investee losses are considered temporary. The Company funded, jointly and equally with The Coca-Cola Company, the investee with a loan (see Note 25, Related Parties). The Company has an incentive to protect and support the investee's development in the juice business.

        Frigoglass Industries Limited is prima facie an equity method investee as 23.9% of its shares are owned by Nigerian Bottling Company in which the Company owns a 66.4% interest. The Company's effective economic ownership stake in Frigoglass Industries Limited amounts to 15.9%. In addition, the Company has the ability to exercise significant influence over Frigoglass Industries Limited through business dealings as a result of the relationship with Frigoglass S.A., a related party and major supplier of the Company.

        On March 16, 2007, the Company sold its investment in Heineken Lanitis Cyprus Ltd.

        Following the finalization in 2007 of the arrangements for The Coca-Cola Company's and the Company's relationship with regards to Fonti del Vulture (See Note 2, Business Combinations) we have adopted the equity method of accounting for our investment. In December 2007, the Company completed a capital injection into Fonti del Vulture of €6.0 million.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

4.     Franchise Rights, Goodwill and Other Intangible Assets

        The following table sets forth the carrying value of intangible assets subject to, and not subject to amortization, as at December 31 (in millions):

	2007	2006
Intangible assets not subject to amortization
Franchise rights	€1,996.8	€1,997.4
Goodwill	799.6	760.5
Trademarks	34.9	34.8

	2,831.3	2,792.7
Intangible assets subject to amortization
Trademarks	€6.9	€—
Water rights	4.9	1.9
Customer contracts	3.0	0.8
Distribution rights	0.1	0.4

Total intangible assets	€2,846.2	€2,795.8

        In accordance with Statement No. 142, an impairment assessment was conducted at December 31, 2007, December 31, 2006 and December 31, 2005. No impairment was indicated.

        The changes in the carrying amount of intangible assets were as follows (in millions):

	Franchise rights	Goodwill	Other intangible assets	Total
As at January 1, 2006	€1,996.4	€756.7	€33.2	€2,786.3
Intangible assets arising on current period acquisitions	9.2	3.6	6.5	19.3
Amortization	—	—	(0.7)	(0.7)
Adjustment to goodwill arising on prior period acquisitions	—	1.5	—	1.5
Adjustment in relation to minimum pension liability	—	—	(1.3)	(1.3)
Foreign exchange differences	(8.2)	(1.3)	0.2	(9.3)

As at December 31, 2006	1,997.4	760.5	37.9	2,795.8
Intangible assets arising on current period acquisitions	—	44.6	13.6	58.2
Amortization	—	—	(1.4)	(1.4)
Adjustment to goodwill arising on prior period acquisitions	—	(2.2)	—	(2.2)
Foreign exchange differences	(0.6)	(3.3)	(0.3)	(4.2)

As at December 31, 2007	€1,996.8	€799.6	€49.8	€2,846.2

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

4.     Franchise Rights, Goodwill and Other Intangible Assets (Continued)

        The changes in the carrying amount of goodwill by segment were as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total
As at January 1, 2006	€600.4	€122.8	€33.5	€756.7
Goodwill arising on current period acquisitions	2.2	1.4	—	3.6
Adjustment to goodwill arising on prior period acquisitions	0.1	—	1.4	1.5
Foreign exchange differences	(4.8)	1.3	2.2	(1.3)

As at December 31, 2006	597.9	125.5	37.1	760.5
Goodwill arising on current period acquisitions	13.5	—	31.1	44.6
Adjustment to goodwill arising on prior period acquisitions	(2.2)	—	—	(2.2)
Foreign exchange differences	(5.8)	4.3	(1.8)	(3.3)

As at December 31, 2007	€603.4	€129.8	€66.4	€799.6

        Goodwill does not attract a tax deduction in Greece or any other jurisdiction in which the Company operates.

5.     Selling, Delivery, Administrative Expenses and Other Operating Items

        Selling, delivery, administrative expenses and other operating items consisted of the following for the years ended December 31 (in millions):

	2007	2006	2005
Selling expenses	€943.9	€828.4	€720.4
Delivery expenses	535.7	476.9	387.7
Administrative expenses	394.6	335.1	325.2
Other operating items	—	(9.6)	—

Total selling, delivery, administrative expenses and other operating items	€1,874.2	€1,630.8	€1,433.3

        Other operating items in 2006 consist of the cost of a fine imposed by the Greek Competition Authority of €9.3m (refer to Note 16, Commitments and Contingencies) and a gain on sale of the Company's site in Dublin of €18.9 million.

6.     Allowance for Doubtful Debts

        The movement in the allowance for doubtful debts was as follows for the years ended December 31 (in millions):

	2007	2006	2005
As at January 1	€36.4	€33.0	€31.8
Charged to income	8.7	6.8	5.9
Uncollectible amounts written off, net of recoveries	(5.0)	(3.5)	(5.0)
Foreign currency translation	0.1	0.1	0.3

As at December 31	€40.2	€36.4	€33.0

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

7.     Inventories

        Inventories consisted of the following at December 31 (in millions):

	2007	2006
Finished goods	€193.4	€157.7
Raw materials and work in progress	183.8	157.3
Consumables	98.1	72.7
Payments on account	2.9	2.0

Total inventories	€478.2	€389.7

8.     Long-term Debt and Short-term Borrowings

        Long-term debt consisted of the following at December 31 (in millions):

	Interest rate %	2007	2006
€350 million Eurobond maturing on March 24, 2009	Euribor plus margin	349.9	349.3
€500 million Eurobond maturing on July 15, 2011	Fixed at 4.375%	493.1	498.5
US$500 million notes maturing on September 17, 2013	Fixed at 5.125%	348.6	369.5
US$400 million notes maturing on September 17, 2015	Fixed at 5.5%	281.2	299.1

Total long-term debt		€1,472.8	€1,516.4

        Maturities of long-term debt for the years subsequent to December 31, 2007 are (in millions):

2008	€—
2009	349.9
2010	—
2011	493.1
2012	—
2013 and thereafter	629.8

Total long-term debt	€1,472.8

€2 Billion Euro Medium Term Note ("EMTN") Program

        On July 12, 2004, the Company announced a successful tender offer for €322.0 million of the outstanding debt on the Eurobond which matured in June 2006. On the same date, the Company successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a €500.0 million bond issue. The issue was completed as part of the Company's EMTN program and has a term of seven years. Proceeds from the issue were used to finance the tender offer and to partially fund the repayment of the €300.0 million Eurobond in December 2004.

        On March 24, 2006, the Company completed, through its wholly owned subsidiary Coca-Cola HBC Finance plc, the issue of a €350.0 million 3-year Euro-denominated floating rate bond. The transaction was executed under the Company's existing EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under the Company's €625.0 million 5.25% Eurobond, which matured on June 27, 2006, as well as to provide short-term

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

8.     Long-term Debt and Short-term Borrowings (Continued)

liquidity at the completion of certain acquisitions made in the year. Contractual interest repricing dates for the bond are the 24th day of March, June, September and December of each year until maturity.

        As at December 31, 2007, a total of €850.0 million in Eurobonds has been issued under previous EMTN programs. An amount of €1,150.0 million is available for issuance. The bonds are not subject to any financial covenants.

Syndicated Loan Facility

        During August 2005, the Company executed a €600 million syndicated loan facility through various financial institutions expiring on August 1, 2010. This facility will be used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and the Company. In the aggregate, the Company has a maximum available borrowing under the global commercial paper program of €1.0 billion as at December 31, 2007. No amounts have been drawn under the syndicated loan facility.

SEC Registered Notes

        On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€617.2 million at December 31, 2007 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€342.9 million) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€274.3 million) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of €200.0 million bonds which matured on December 17, 2003, the leveraged re-capitalization of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

SEC Registered US$2 Billion Program

        In December 2003, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$2.0 billion. As at April 21, 2008, no amounts had been drawn under the shelf registration.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

8.     Long-term Debt and Short-term Borrowings (Continued)

        Short-term borrowings at December 31, consisted of (in millions):

	2007	2006
Commercial paper	€210.5	€184.0
Bank overdraft facilities	32.9	66.2
Other short-term borrowings	15.7	19.1

Total short-term borrowings	€259.1	€269.3

        In March 2002, the Company established a €1.0 billion global commercial paper program with various financial institutions to further diversify its short-term funding sources. The program consists of a multi-currency Euro commercial paper facility and a US-dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program at December 31, 2007 was €210.5 million (2006: €184.0 million).

        The weighted average interest on short-term borrowings was 5.6%, 5.1% and 4.7% at December 31, 2007, 2006 and 2005, respectively.

        Total interest paid during the years ended December 31, 2007, 2006 and 2005 was €99.1 million, €82.4 million and €53.9 million, respectively.

        The total amount of interest cost incurred in 2007 was €101.5 million (2006: €90.4 million, 2005: €59.3 million). The amount of interest expensed in 2007 was €96.3 million (2006: €86.3 million, 2005: €56.2 million) and the amount of interest capitalized in 2007 was €5.2 million (2006: €4.1 million, 2005: €3.1 million).

        While there are restrictive controls on the movement of funds out of our subsidiary in Nigeria, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in the country are generally retained for capital expenditure.

9.     Income Taxes

        Income before income taxes for the years ended December 31, arose in the following jurisdictions (in millions):

	2007	2006	2005
Greece	€66.7	€21.9	€64.5
Other	508.5	361.5	332.8

Income before income taxes	€575.2	€383.4	€397.3

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

9.     Income Taxes (Continued)

        Significant components for income taxes attributable to income before income taxes for the years ended December 31 are as follows (in millions):

	2007	2006	2005
Current:
Greece	€23.0	€19.3	€30.1
Other	97.4	56.6	70.6

Total current tax	120.4	75.9	100.7
Deferred:
Greece	(3.2)	(2.5)	(6.7)
Other	(29.5)	15.8	17.8

Total deferred tax	(32.7)	13.3	11.1

Total current and deferred tax	€87.7	€89.2	€111.8

        The above provision for income taxes includes a net (charge) credit for the effect of changes in tax laws and rates of €52.7 million in 2007, €3.9 million in 2006 and €(1.3) million in 2005.

        Deferred tax liabilities and asset comprise the following at December 31 (in millions):

	2007	2006
Deferred tax liabilities:
Intangible assets	€518.4	€570.7
Tax in excess of book depreciation	165.7	134.3
Foreign investments	10.1	9.1
Other	9.1	(3.0)

Total gross deferred tax liabilities	€703.3	€711.1

Deferred tax assets:
Net operating loss ("NOL") carry-forwards	€35.9	€36.9
Liabilities and provisions	44.1	34.0
Book in excess of tax depreciation	2.5	6.0
Pensions and benefit plans	19.4	11.0
Other	25.6	21.3

Total gross deferred tax assets	127.5	109.2
Valuation allowance for deferred tax assets	(2.9)	(6.4)

Net deferred tax assets	€124.6	€102.8

Net deferred tax liabilities	€578.7	€608.3

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

9.     Income Taxes (Continued)

        A summary of valuation allowance movements is as follows (in millions):

	2007	2006	2005
As at January 1	€6.4	€11.1	€17.4
Credited to income	(4.0)	(4.5)	(3.4)
Credit related to recognition of pre-acquisition deferred tax assets	—	—	(4.7)
Currency translation adjustments	—	—	1.4
Other movements	0.5	(0.2)	0.4

As at December 31	€2.9	€6.4	€11.1

        The reconciliation of income tax computed at the statutory rate applicable in Greece to the Company's income tax expense is as follows (in millions):

	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Greek statutory expense	€143.8	25.0	€111.2	29.0	€127.1	32.0
Lower tax rates of other countries	(30.5)	(5.3)	(23.0)	(6.0)	(28.9)	(7.3)
Additional local taxes	20.4	3.5	19.7	5.1	16.9	4.3
Tax holidays or exemptions	(3.0)	(0.5)	(3.1)	(0.8)	(1.7)	(0.4)
Non-deductible expenses	41.8	7.3	21.7	5.7	27.3	6.7
Capital investment incentives	(6.6)	(1.2)	(4.3)	(1.1)	(3.8)	(1.0)
Income not subject to tax	(23.3)	(4.1)	(16.5)	(4.4)	(24.2)	(6.1)
Changes in tax laws and rates	(52.7)	(9.2)	(3.9)	(1.0)	1.3	0.3
Change in valuation allowance	(4.0)	(0.6)	(5.5)	(1.4)	(3.4)	(2.1)
NOLs with no current benefit	0.6	0.1	1.0	0.2	1.6	0.4
Other, net	1.2	0.2	(8.1)	(2.0)	(0.4)	1.3

Total income tax expense	€87.7	15.2	€89.2	23.3	€111.8	28.1

        At December 31, 2007, the Company had net operating tax loss carry-forwards of €151.5 million (2006: €153.1 million, 2005: €180.7 million) for income tax purposes. €18.4 million of NOLs expire between 2008 and 2012. €50.7 million of NOLs expire between 2013 and 2015. €82.4 million of NOLs do not expire, because they were generated in tax jurisdictions where NOLs do not have expiration dates. For financial reporting purposes, a valuation allowance of €2.9 million (2006: €6.4 million, 2005: €11.1 million) has been recognized to offset a portion of the deferred tax asset related to these carry-forwards.

        Total tax paid during the years ended December 31, 2007, 2006 and 2005 was €92.8 million, €95.9 million, and €101.5 million, respectively.

        As at January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Interpretation No. 48"). Prior to adoption, the Company's policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effect of final resolution, if any, was recognised as changes to the effective income tax rate in the period of resolution. Interpretation No. 48 requires application of a more likely than not threshold to

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

9.     Income Taxes (Continued)

the recognition and derecognition of uncertain tax positions. Interpretation No. 48 permits the Company to recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realised upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change.

        As a result of the adoption, the Company recognized a decrease of €1.6 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. After the impact of recognizing the decrease in liability noted above, the Company's unrecognized tax benefits at January 1, 2007 totaled €26.4 million.

        As at the balance sheet date, the Company's unrecognized tax benefits amounted €33.0 million, all of which, if recognized, may affect the effective tax rate. The unrecognized tax benefits are recorded in "Income taxes payable" and "Other long term liabilities". The Company is not aware of any material changes in positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months as of the balance sheet date.

        A reconciliation of the beginning and ending amount of unrecognised tax benefits is as follows (in millions):

2007
As at January 1	€26.4
Tax positions related to current year
Additions	1.7
Tax positions related to prior years
Additions	13.2
Reductions	(8.0)
Lapses of statute of limitation	(0.3)

As at December 31	€33.0

        As at the balance sheet date, the Company had accrued interest expense and penalties related to the unrecognised tax benefits of €6.3 million. The Company continues to recognize interest accruing and penalties if incurred, which are attributable to income tax matters as income tax expenses.

        The Company has operations in a large number of countries which each have their own laws and practice concerning a statute of limitations or its equivalent which sets a time limit for the examination of the tax affairs of the Company's operations for a fiscal year. These time limits are generally of 5 years duration but in the case of fraud these time limits may be substantially increased, for example up to 15 years in the case of Switzerland. The time limit for examination, excluding situations of tax fraud or fiscal criminality, in the case of our major tax jurisdictions are as follows: Greece 5 years; Italy 5 years; Nigeria 6 years; Romania 5 years; the Russian Federation 3 years.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

9.     Income Taxes (Continued)

        Tax years that remain subject to examination by the major tax jurisdictions are as follows:

Switzerland	2003–2007
Greece	2003–2007
Italy	2003–2007
Nigeria	2000–2007
Romania	2002–2007
Russian Federation	2006–2007

        In 2007, our effective tax rate reflected an approximate €12.3 million tax charge related to amounts required to be recorded for changes in our uncertain tax positions under Interpretation No. 48.

10.   Employee Benefit Obligations

        The total accrued benefit liability for the defined benefit plan is as follows (in millions):

	2007	2006
Defined benefit plans
Statutory termination indemnities	€116.6	€112.2
Pension plans	4.9	37.5
Long service benefits—jubilee plans	6.2	6.3

Net defined benefit plans	127.7	156.0
Amounts included in assets	4.1	—

Total accrued benefit liability	131.8	156.0

        Employees of the Company's subsidiaries in Nigeria, Greece, Bulgaria, Serbia, Montenegro, Croatia, Poland, Romania, Slovenia and Austria are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration.

        Statutory termination benefits obligations also include the liability for severance indemnities related to employees of the Italian subsidiary. The severance indemnity liability is based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. Consistent with the provisions of Emerging Issues Task Force ("EITF") No. 88-1, Determination and Vested Benefit Obligations for a Defined Benefit Plan, the liability recorded in the balance sheet is the amount that the employee would be entitled to, on the expected date of termination.

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

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

        Summarized information regarding the defined benefit obligation for the above plans is as follows (in millions):

	2007	2006
Present value of defined obligation at the beginning of the year	€356.9	€342.6
Service cost	17.5	19.9
Interest cost	16.1	16.2
Plan participants' contributions	3.4	3.5
Past service cost arising from amendments	0.4	—
Curtailment/settlements	3.5	2.5
Arising on acquisition of subsidiaries	0.6	1.2
Arising on Fonti Del Vulture (refer to Note 2, Business Combinations)	(1.1)	—
Benefits paid	(22.5)	(30.8)
Actuarial loss	(32.6)	7.8
Foreign currency translation	(8.2)	(6.0)

Present value of defined benefit obligation at the end of the year	€334.0	€356.9

        The pension plans and statutory termination obligations have a measurement date of December 31.

        The total accumulated benefit obligation for all defined benefit plans is €280.2 million and €298.2 million as at December 31, 2007 and 2006, respectively.

        Summarized information for the fair value of plan assets is as follows (in millions):

	2007	2006
Fair value of plan assets at the beginning of the year	€200.9	€188.9
Actual return on plan assets	7.7	11.9
Actual employers' contributions	10.7	9.9
Actual participants' contributions	3.4	3.5
Actual benefits paid	(9.3)	(10.2)
Foreign currency translation	(7.1)	(3.1)

Fair value of plan assets at the end of the year	€206.3	€200.9

        Benefits paid from pension benefit plans during 2007 and 2006 include €0.3 million, respectively, of payments relating to unfunded pension plans that were paid from Company assets. All the benefits paid from statutory termination and long service benefits during 2007 and 2006 of €12.9 million and €20.3 million, respectively, were paid from Company assets, because these plans are unfunded.

        The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments. For our plans in the Eurozone area, Northern Ireland and Switzerland, which comprise approximately 90% of our projected benefit obligations, we consider the International Index Company's iBoxx Euro Corporates AA 10+ Bond Index, the International Index Company's iBoxx Sterling Corporates AA 15+ Bond Index and AA-rated corporate Swiss bonds, respectively, in the determination of the appropriate discount rate

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

assumptions. For our plans in other countries, we use, where available, government bond yields of appropriate terms in setting the discount rate.

        The weighted average rate we will utilize to measure our pension obligation as at December 31, 2007 and calculate our 2008 expense will be 5.32%, which is an increase from 4.66% used in determining the 2007 expense.

        The net defined benefit obligations are as follows (in millions):

	2007	2006
Present value of defined benefit obligations	€(334.0)	€(356.9)
Fair value of plan assets	206.3	200.9

Funded status	€(127.7)	€(156.0)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	€(131.8)	€(156.0)
Long-term assets	4.1	—
Accumulated other comprehensive income	—	—

Net defined benefit obligations	€(127.7)	€(156.0)

Included in:
Current liabilities	€(5.6)	€(4.6)
Long-term liabilities	(126.2)	(151.4)
Long-term assets	4.1	—
Accumulated other comprehensive income	—	—

Total	€(127.7)	€(156.0)

        Amounts recognized in accumulated other comprehensive income as at December 31, consist of (in millions):

	2007	2006
Actuarial loss	€16.0	€48.1
Prior service benefit	(1.0)	(1.4)

Total	€15.0	€46.7

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost in the financial year 2008 consist of (in millions):

Actuarial loss	€0.6
Prior service benefit	(0.1)

Total	€0.5

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

        Information for pension plans with an accumulated benefit obligation in excess of plan assets as at December 31 (in millions):

	2007	2006
Projected benefit obligation	€170.2	€348.9
Accumulated benefit obligation	127.5	293.0
Fair value of plan assets	22.8	194.6

        The weighted average assumptions used in computing the net benefit obligation consist of the following for the years ended December 31:

	2007%	2006%
Discount rate	5.32	4.66
Rate of compensation increase	3.89	3.94
Pension increases	0.81	0.85

        The expense recognized in the income statement consists of the following for the years ended December 31 (in millions):

	2007	2006	2005
Service cost	€17.5	€19.9	€19.1
Interest cost	16.1	16.2	17.2
Expected return on plan assets	(10.4)	(9.7)	(9.4)
Amortization of transition obligation	—	0.9	0.8
Recognized net actuarial obligation loss	1.0	2.4	1.8
Amortization of unrecognized past service costs	(0.1)	(0.1)	(0.1)
Curtailment/settlement	3.4	7.0	1.2

Net periodic benefit cost	€27.5	€36.6	€30.6

        The weighted average assumptions used in computing the net periodic benefit cost consist of the following for the years ended December 31:

	2007%	2006%
Discount rate	4.66	4.83
Expected return on assets	4.08	5.04
Rate of compensation increase	3.94	4.12
Pension increase	0.85	0.63

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

        Plan assets were invested as follows:

	2007%	2006%
Asset category:
Equity securities	46	45
Debt securities	40	43
Real estate	9	8
Cash	4	3
Other	1	1

Total	100	100

        Equity securities include ordinary shares in the Company in the amount of €0.6 million (0.3% of the plan assets) and €0.4 million (0.2% of the plan assets) as at December 31, 2007 and 2006, respectively.

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

        The Foundation Board of the Swiss pension plan appoints a pension fund manager who is responsible for the investment of pension fund assets and choice of investment strategy made to optimize return to pension fund members. Bond portfolio management is delegated to at least two independent banks, and property management is delegated to a professional property company. Performance is reviewed regularly by the pension fund manager who reports semi-annually to the Foundation Board. The pension investment strategy is set in accordance with relevant Swiss legislation (BVV 2, ART 50-59). This sets out maximum percentages which can be held in different asset classes and makes certain diversity requirements. The investment policy states that the portfolio should be invested with an appropriate risk diversification. If risks are suitably covered, then the investment strategy can include a slightly wider risk profile, which would include overseas equities. The broad investment strategy at December 31, 2007 is to hold approximately 54% in bonds, 28% in equities, 12% in property, 5% in cash and 1% in other items under the investments.

        The overall investment policy of the Republic of Ireland plans is determined by the trustees in consultation with Coca-Cola Bottling Company (Dublin) Limited and their professional advisors. The investment objectives of these plans are to maximize investment returns over the long-term within the necessary constraints of prudence and caution. In order to achieve this goal, the plan's assets are invested primarily in high quality equity holdings. Responsibility for day to day investment decisions such as stock selection is delegated by the trustees to the investment managers. The performance of the investment managers is monitored on a regular basis by the trustees.

        There are no restrictions under local legislation regarding the type of assets that the plans may hold. However for the purpose of determining whether the plans meet the minimum funding standard specified under Irish legislation, it is not permissible to include assets invested in the sponsoring employer. There are also restrictions relating to large holdings in individual stocks. The broad investment strategy at December 31, 2007 is to hold approximately 72% in equities, 17% in bonds, 7% in property and 4% in cash.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

        To develop our expected long-term rate of return assumptions, the Company, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2007 net periodic pension cost for the plans was 4.08%.

Cash Flow

Estimated future benefit payments	(in millions of euro)
2008	15.2
2009	13.1
2010	15.1
2011	18.5
2012	18.7
Years 2013-2017	120.1

        The Company plans to contribute €8.7 million to its pension plans in 2008.

Defined contribution plans

        The Company also sponsors defined contribution plans covering employees at five subsidiaries. The expense recognized in the income statement in 2007 for the defined contribution plans is €7.9 million (2006: €7.0 million, 2005: €6.3 million).

11.   Restructuring

        During 2007, the Company recorded restructuring charges of €12.2 million (2006: €68.8 million, 2005: €18.9 million) before tax, comprising cash employee redundancy charges of €11.9 million (2006: €53.0 million, 2005: €10.1 million) and accelerated depreciation of €0.3 million (2006: €6.3 million, 2005: €7.9 million). No impairment charges were recorded for property, plant and equipment during 2007 (2006: €9.5 million, 2005: €0.9 million). The 2007 restructuring charges primarily relate to initiatives in Ireland (2006: Greece, Nigeria, Ireland and Croatia).

        In Ireland, the project to develop a single all-island production facility is proceeding well. During 2007, we recorded €7.6 million of restructuring charges (2006: €19.1 million) and €0.3 million of accelerated depreciation (2006: €6.3 million, 2005: €7.9 million), mainly reflected in cost of goods sold.

        In Greece, the production in the Athens plant ceased on February 24, 2006. In addition, on March 10, 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. We undertook additional restructuring in Greece in December 2006, following an organizational streamlining across the administrative support and logistic functions. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Greece, €16.6 million was recorded in cost of goods sold and €5.5 million in selling, delivery and administrative expenses.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

11.   Restructuring (Continued)

        In Nigeria, restructuring charges in 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants were transferred to other production sites within Nigeria. In addition, our Nigerian operation invested in a new production facility in Abuja, to further consolidate its leadership position and enhance its long-term competitiveness and growth. Of the total restructuring charges for 2006 (cash and non-cash) relating to our initiatives in Nigeria, €4.1 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

        In Croatia, €5.1 million of restructuring charges have been recorded in 2006 in connection with the rationalization of the delivery function by outsourcing it to third party contractors. Of the total restructuring charges for 2006 (cash and non-cash) in Croatia, €1.3 million was recorded in cost of goods sold and €3.8 million in selling, delivery and administrative expenses.

        In 2007, a further €4.3 million (2006: €8.3 million) of redundancy charges were incurred in relation to restructuring activities in number of other countries around the Group, of which €2.3 million (2006 €5.4 million) was recorded in selling, delivery and administrative expenses and €2.0 million (2006: €2.9 million) in cost of goods sold. Of the total 2007 redundancy charges discussed above, €9.6 million (2006: €39.3 million) was recorded in established countries, €1.4 million (2006: €4.5 million) in developing countries and €0.9 million (2006: €9.2 million) in emerging countries.

        The table below summarizes accrued employee entitlement/redundancy costs (cash restructuring) included within accrued expenses and amounts charged against the accrual (in millions):

	2007	2006	2005
As at January 1	€22.2	€9.0	€7.1
Arising during the year	11.9	53.0	10.1
Utilized during the year	(28.3)	(39.8)	(8.2)

As at December 31	€5.8	€22.2	€9.0

        We expect to incur further cash employee redundancy charges of approximately €1.5 million within 2008 in the established segment, which have not been provided for at December 31, 2007, under FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

        The total cumulative amounts of employee redundancy charges (cash) and impairment charges of property, plant and equipment (non-cash) incurred to date (since 2004) in each reportable segment were as follows (in millions):

	Employee redundancy charges	Impairment charges of property, plant & equipment	Total
Established	€65.8	€9.2	€75.0
Developing	7.3	3.9	11.2
Emerging	11.2	0.9	12.1

Total	€84.3	€14.0	€98.3

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

12.   Impairment of Bottles

        Following review of the Company's three-year plan during the second half of 2006, management decided to accelerate the implementation of the refillable bottle strategy in the fourth quarter of 2006. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million. Of the total impairment charges recorded in 2006, €13.6 million was recorded in cost of goods sold and €1.5 million in selling, delivery, administrative expenses and other operating items. In 2007, no impairment charges were recorded in respect of refillable bottles.

13.   Assets Held for Sale

        As at December 31, 2006, certain land and buildings with a net book value of €1.8 million were classified as held for sale as part of the restructuring plan in Greece. The items of property plant and equipment that were not sold in 2007 were classified back to property, plant and equipment after being adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale.

14.   Employee Share Ownership Plan

        The Company operates an employee share ownership plan, The Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate. The Human Resources Committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in the Company's shares by contributing to the plan monthly. Coca-Cola Hellenic Bottling Company S.A. will match up to a maximum of 3% of the employee's salary by way of contribution. Matching shares are purchased monthly and vest 350 days after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, the Company matches the Greek resident employees' contribution up to a maximum of 5% of their salary with an annual employer contribution, which is made in December of each year, and matching shares purchased in December vest immediately.

        Shares forfeited (i) are held in a reserve account by the CCHBC Employee Share Purchase Trust, (ii) do not revert back to the Company, and (iii) may be used to reduce future matching contributions. The cost of shares purchased by the Company's matching contributions is amortized over twelve months and the unamortized deferred compensation is included as a component of shareholders' equity. The expense for 2007, 2006 and 2005 amounted to €3.8 million, €3.0 million and €2.2 million, respectively. Dividends received in respect of shares held by the trust accrue to the employees. Shares held by the trust are treated as outstanding for purposes of determining earnings per share. In 2007, the fair value of unvested shares held by the trust was €3.5 million (2006: €2.3 million) and the number of unvested shares was 116,568 (2006: 76,280).

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

15.   Accumulated Other Comprehensive Income

        The components of accumulated other comprehensive income are as follows (in millions):

	Currency translation adjustments*	Derivative financial instruments gains (losses)	Minimum pension liability	Unrecognized losses and prior service cost	Unrealized gain on available- for-sale investments	Adoption of Euro	Total
As at January 1, 2005	€80.6	€(2.7)	€(10.8)	—	€1.1	—	€68.2
Currency translation adjustment, net of applicable income taxes of €(4.2) million	91.2	—	—	—	—	—	91.2
Change in fair value of derivatives, net of applicable income taxes of €0.0 million	—	(0.1)	—	—	—	—	(0.1)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.4) million	—	2.3	—	—	—	—	2.3
Change in minimum pension liability, net of applicable income taxes of €0.5 million	—	—	(1.3)	—	—	—	(1.3)
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.3) million	—	—	—	—	1.0	—	1.0

As at December 31, 2005	171.8	(0.5)	(12.1)	—	2.1	—	161.3
Currency translation adjustment, net of applicable income taxes of €2.3 million	(11.8)	—	—	—	—	—	(11.8)
Change in fair value of derivatives, net of applicable income taxes of €0.1 million	—	(0.3)	—	—	—	—	(0.3)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	0.5	—	—	—	—	0.5
Change in minimum pension liability, net of applicable income taxes of €(0.2) million	—	—	0.1	—	—	—	0.1
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(0.6) million	—	—	—	—	1.8	—	1.8
Adoption of FASB Statement No. 158
Minimum pension liability adjustment, net of applicable income taxes of €(4.1) million	—	—	12.0	—	—	—	12.0
Unrecognized losses and prior service cost, net of applicable income taxes of €10.3 million	—	—	—	(36.4)	—	—	(36.4)

As at December 31, 2006	160.0	(0.3)	—	(36.4)	3.9	—	127.2

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

15.   Accumulated Other Comprehensive Income (Continued)

	Currency translation adjustments*	Derivative financial instruments gains (losses)	Minimum pension liability	Unrecognized losses and prior service cost	Unrealized gain on available- for-sale investments	Adoption of Euro	Total
As at December 31, 2006	160.0	(0.3)	—	(36.4)	3.9	—	127.2
Currency translation adjustment, net of applicable income taxes of €1.5 million	(36.3)	—	—	—	—	—	(36.3)
Adoption of Euro by Slovenia	—	—	—	—	—	2.3	2.3
Change in fair value of derivatives, net of applicable income taxes of €0.2 million	—	(1.0)	—	—	—	—	(1.0)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1) million	—	0.5	—	—	—	—	0.5
Unrealized gain on available-for-sale investments, net of applicable income taxes of €(1.0) million	—	—	—	—	3.0	—	3.0
Amortization and change of actuarial losses and prior service cost, net of applicable income taxes of €(5.7) million	—	—	—	26.0	—	—	26.0

As at December 31, 2007	€123.7	€(0.8)	€—	€(10.4)	€6.9	2.3	€121.7

*
Includes amounts related to equity method investees.

16.   Commitments and Contingencies

Leases

        The Company leases certain vehicles and production equipment under capital leases. Property, plant and equipment included the following amounts for leases that have been capitalized at December 31 (in millions):

	2007	2006
Land and buildings	€27.6	€22.6
Plant and equipment	181.1	133.7
Less amortization	(40.0)	(41.6)

Total leases	€168.7	€114.7

        The Company leases certain premises under non-cancelable lease agreements that may be adjusted for increases on an annual basis based on the inflation rate. These leases may be renewed for periods ranging from one to five years.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies (Continued)

        Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2007 (in millions):

	Capital leases	Operating leases
2008	€60.8	€51.5
2009	55.0	35.5
2010	39.0	29.9
2011	12.3	22.4
2012	4.6	20.4
2013 and thereafter	7.6	17.0

Total minimum lease payments	179.3	€176.7

Amounts representing interest	(17.6)

Present value of net minimum lease payments	€161.7

Long-term portion of capital leases	€109.1
Current portion of capital leases	52.6

Total capital leases	€161.7

        Rental expense for operating leases of property was €25.0 million and for plant and equipment was €48.1 million in 2007. The rental expense for the two classes of assets was €21.6 million and €28.7 million in 2006 and €20.5 million and €21.8 million in 2005, respectively.

        The Company does not pay directly to its lessors any executory costs in relation to its capital leases.

Security over assets

        Assets held under capital lease have been pledged as security in relation to the liabilities under capital leases.

Other

        The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's level of compliance with the decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Greek Competition Authority.

        On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Company failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies (Continued)

€8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company had increased the charge to its 2006 financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case. On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of €2.8 million has been recognized in our 2007 income statement. The Company has appealed the decision of the Court of Appeals, to the extent it partly upholds the fine, to the Supreme Administrative Court. The Company believes that it has substantial legal grounds for each appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals to the extent it reduces the fine.

        In relation to the Greek Competition Authority's decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

        In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania's accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.9 million. The Company has made a provision for €2.6 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

        The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

        The Company's tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The Company has adopted Interpretation No. 48 as at January 1, 2007 and now accounts for uncertain tax positions in accordance with this interpretation of Statement No. 109. Accordingly, the Company provides for taxation, interest and penalties with respect to uncertain tax positions that based upon the technical merits of individual tax positions do not meet the criteria of being more likely than not of being sustained under full review by the relevant tax authorities.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

16.   Commitments and Contingencies (Continued)

        At December 31, 2007, the Company had capital commitments over the next year of €144.0 million (2006: €167.1 million).

        At December 31, 2007, the Company had commitments to purchase €375.6 million (2006: €181.4 million) of raw materials over the next years.

17.   Financial Instruments

Derivative Financial Instruments

        The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Interest Rate

        The Company uses interest rate swap and option cap agreements to manage its interest-rate risk exposure. The swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting the Company's €500.0 million in 2007 (2006: €500.0 million) fixed-rate debt to a floating rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The notional amount of the swaps is €500.0 million in 2007 (2006: €500.0 million). During both 2007 and 2006, the Company used a combination of interest rate swaps and currency swaps to convert the Company's US$500.0 million and US$400.0 million notes issues in the US market from fixed-rate US dollar denominated debt to a floating-rate based on EURIBOR (refer to Note 8, Long-term Debt and Short-term Borrowings). The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        Interest rate swap agreements are classified as current or non-current depending on an assessment of the period over which they are expected to be held.

        In the year ended December 31, 2007, there were no losses/gains related to interest rate swaps which did not qualify for hedge accounting (2006: net losses of €0.1 million, 2005: net losses of €3.0 million). All amounts have been included in other income or expense in the consolidated statements of income for the years ended December 31, 2006 and 2005, respectively. In the year ended December 31, 2007, there were €1.0 million losses related to interest rate swaps which did qualify for hedge accounting (2006: nil and 2005: nil). Amounts have been included in interest expense.

        Over the period 2003 to 2004, the Company purchased interest rate caps on floating rate debt. The decision to purchase options versus using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the statement of income. The option premiums are expensed in the statement of income through the option revaluation process. The Company has benefited from the options' protection and, consequently, recognized a gain of €1.6 million (2006: a gain of €0.4 million, 2005: a loss of €1.4 million) in relation to these items in the statement of income within interest expense.

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

        At December 31, 2007, the Company had recorded €1.0 million of unrealized losses in accumulated other comprehensive income (2006: €0.3 million unrealized losses), as a result of the hedge contracts, which, if realized, will be recorded in operating expenses and net sales revenue, when the underlying transaction affects operating results. The net fair values of the forward and option contracts, including embedded derivatives, of €7.1 million and €2.6 million at December 31, 2007 and 2006, respectively, are included within current assets and current liabilities.

        During 2003, the Company purchased cross currency swaps to cover the currency risk related to the US$500.0 million and US$400.0 million notes (refer to Note 8, Long-term Debt and Short-term Borrowings). At December 31, 2007, the fair value of the cross currency swaps represented a payable of €186.7 million (2006: €122.0 million). The cross currency swaps were recorded as a long-term liability, as the maturity of the instruments matched the underlying notes. The €64.7 million loss (2006: €78.7 million loss) on the cross currency swaps during 2007 was offset by the €64.7 million gain (2006: €78.7 million gain) recorded on the translation of the dollar denominated debt to euro.

Sugar

        The Company is exposed to the effect of changes in the price of sugar. To manage a portion of the risk of sugar costs, the Company uses sugar futures contracts traded on regulated futures exchanges. The sugar futures contracts entered into typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been highly effective at offsetting sugar price fluctuations. There were no outstanding sugar futures at December 31, 2007 (2006: 17,000 metric tons). In the year ended December 31, 2007, the Company recorded €0.4 million of losses in its cost of sales, as a result of sugar futures contracts held during the period (2006: €10.3 million).

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

        Long and short-term debt:    The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value. The fair value of the Company's long-term debt is estimated using current market prices.

        Foreign exchange forward and option contracts, interest rate swaps and options, cross currency swaps and commodity futures:    The fair values of the Company's foreign exchange forward and option contracts, interest rates swaps and options, cross currency swaps, and commodity contracts are estimated based on dealer quotes and independent market valuations.

        The carrying amounts and fair value of the Company's derivative financial instruments and long-term debt, at December 31 were as follows (in millions):

	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Derivative assets:
Interest rate options	€2.7	€2.7	€1.1	€1.1
Foreign currency option contracts	0.9	0.9	—	—
Forward foreign exchange contracts	10.4	10.4	3.7	3.7

Total derivative assets (current)	14.0	14.0	4.8	4.8

Interest rate swaps	14.4	14.4	—	—

Total derivative assets (non-current)	14.4	14.4	—	—

Total derivative assets	€28.4	€28.4	€4.8	€4.8

Derivative liabilities:
Interest rate swaps	€—	€—	€0.1	€0.1
Foreign currency option contracts	0.7	0.7	0.2	0.2
Forward foreign exchange contracts	3.5	3.5	0.9	0.9

Total derivative liabilities (current)	4.2	4.2	1.2	1.2
Cross currency swaps	186.7	186.7	122.0	122.0
Interest rate swaps	6.3	6.3	10.8	10.8

Total derivative liabilities (non-current)	193.0	193.0	132.8	132.8

Total derivative liabilities	€197.2	€197.2	€134.0	€134.0

Long-term debt (including current portion)	€1,472.8	€1,432.3	€1,516.4	€1,520.5

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

        The fair values of derivative financial instruments at December 31, designated as cash flow hedges were (in millions):

	2007	2006
Contracts with positive fair values:
Forward currency option contracts	€0.8	€—
Forward foreign exchange contracts	1.1	0.1

	€1.9	€0.1

Contracts with negative fair values:
Foreign currency option contracts	€(0.4)	€(0.1)
Forward foreign exchange contracts	(1.6)	(0.3)

	€(2.0)	€(0.4)

Hedging Horizon

        The Company is hedging its exposure to the variability of future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, for a maximum period of twelve months.

        The fair values of derivative financial instruments at December 31, designated as fair value hedges were (in millions):

	2007	2006
Contracts with positive fair values:
Interest rate swaps	€14.4	€—
Forward currency option contracts	0.1	—
Forward foreign exchange contracts	1.0	0.5

	€15.5	€0.5

Contracts with negative fair values:
Interest rate swaps	€(6.3)	€(10.8)
Foreign currency option contracts	(0.3)	(0.1)
Forward foreign exchange contracts	(0.7)	(0.5)

	€(7.3)	€(11.4)

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

17.   Financial Instruments (Continued)

        The fair values of derivative financial instruments at December 31, for which hedge accounting has not been applied, were (in millions):

	2007	2006
Contracts with positive fair values:
Interest rate options	€2.7	€1.1
Forward foreign exchange contracts	8.3	3.1

	€11.0	€4.2

Contracts with negative fair values:
Interest rate swaps	€—	€(0.1)
Forward foreign exchange contracts	(1.2)	(0.1)
Cross currency swaps	(186.7)	(122.0)

	€(187.9)	€(122.2)

18.   Segment Information

        The Company has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. Coca-Cola Hellenic Bottling Company S.A. operated in 28 countries during 2007 (including our equity investment based in the Former Yugoslav Republic of Macedonia ("FYROM")). Financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russian Federation, Serbia and Ukraine.

        The Company's operations in each of its segments presented have similar economic characteristics, production processes, customers, and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. The accounting policies of the Company's reportable segments are the same as those described in Note 1, Organization and Significant Accounting Policies.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

        There are no material amounts of sales or transfers between Coca-Cola Hellenic Bottling Company S.A.'s segments, nor are there significant export sales from Greece.

	2007	2006	2005
	(In millions, for the year ended December 31)
Net sales revenue
Established	€2,634.5	€2,473.5	€2,261.8
Developing	1,186.0	993.2	841.1
Emerging	2,368.1	1,905.5	1,531.0

	€6,188.6	€5,372.2	€4,633.9

Cash Operating Profit (COP)
Established	€406.2	€366.1	€371.2
Developing	185.4	142.8	116.9
Emerging	438.9	309.6	273.4

	1,030.5	818.5	761.5
Depreciation
Established	(119.7)	(125.9)	(120.1)
Developing	(71.8)	(66.1)	(68.9)
Emerging	(171.4)	(138.2)	(120.7)

	(362.9)	(330.2)	(309.7)
Impairment charges
Established	—	(13.3)	—
Developing	—	(4.1)	(0.9)
Emerging	—	(7.1)	—

	—	(24.5)	(0.9)
Amortization
Established	(1.0)	(0.6)	(0.1)
Developing	(0.2)	(0.1)	(0.1)
Emerging	(0.2)	—	—

	(1.4)	(0.7)	(0.2)
Stock option compensation
Established	(2.0)	(1.3)	—
Developing	(1.1)	(0.7)	—
Emerging	(2.7)	(2.0)	—

	(5.8)	(4.0)	—
Operating profit
Established	283.5	225.0	251.0
Developing	112.3	71.8	47.0
Emerging	264.6	162.3	152.7

	660.4	459.1	450.7

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

	2007	2006	2005
	(In millions, for the year ended December 31)
Interest expense
Established	(115.7)	(74.1)	(36.9)
Developing	(4.2)	(4.0)	(2.5)
Emerging	(35.5)	(14.1)	(12.3)
Corporate	(156.6)	(121.4)	(80.9)
Intersegment interest expense	215.7	127.3	76.4

	(96.3)	(86.3)	(56.2)
Interest income
Established	23.2	2.8	2.7
Developing	4.1	2.0	1.1
Emerging	24.2	2.5	1.6
Corporate	174.9	130.3	74.3
Intersegment interest income	(215.7)	(127.3)	(76.4)

	10.7	10.3	3.3
Income tax expense
Established	(15.1)	(43.4)	(70.3)
Developing	(23.2)	(15.5)	(11.8)
Emerging	(46.0)	(21.0)	(28.3)
Corporate	(3.4)	(9.3)	(1.4)

	(87.7)	(89.2)	(111.8)
Share of income of equity method investees
Established	(2.3)	(0.3)	—
Developing	(0.3)	(0.2)	—
Emerging	22.6	25.3	23.9

	20.0	24.8	23.9

Subtotal	507.1	318.7	309.9

Reconciling items:
Other income	1.0	0.4	2.5
Other expense	(0.6)	(0.1)	(3.0)
Minority interests	(12.0)	(4.8)	(10.5)

Net income before cumulative effect of accounting change	€495.5	€314.2	€298.9

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

	2007	2006	2005
	(In millions, for the year ended December 31)
Capital expenditure
Established	€182.4	€183.5	€107.9
Developing	130.2	94.1	77.4
Emerging	259.1	282.4	242.2

	€571.7	€560.0	€427.5

	2007	2006	2005
	(In millions, as at December 31)
Investments in equity method investees
Established	€8.4	€1.1	€0.3
Developing	1.4	1.6	1.8
Emerging	327.9	314.2	292.1

	€337.7	€316.9	€294.2

	2007	2006	2005
	(In millions, as at December 31)
Total assets
Established	€3,773.7	€3,789.4	€3,625.6
Developing	1,592.0	1,426.6	1,312.4
Emerging	2,678.8	1,987.1	1,741.9
Corporate/intersegment receivables	(183.2)	84.5	54.9

	€7,861.3	€7,287.6	€6,734.8

        The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Company's country of domicile), the Russian Federation and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets respectively) and the total of all our other countries, as well as the entire Group were as follows:

	2007	2006	2005
	(In millions, as at December 31)
Long-lived assets
Greece	€188.3	€189.4	€194.3
Russian Federation	619.7	399.6	259.9
Italy	229.5	256.7	218.9
All countries, other than Greece, the Russian Federation and Italy	1,905.2	1,676.5	1,569.3

	€2,942.7	€2,522.2	€2,242.4

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

18.   Segment Information (Continued)

	2007	2006	2005
	(In millions, as at December 31)
Net sales revenue from external customers
Greece	€699.0	€639.3	€594.6
Russian Federation	836.3	669.2	513.4
Italy	861.7	791.2	724.7
All countries, other than Greece, the Russian Federation and Italy	3,791.6	3,272.5	2,801.2

	€6,188.6	€5,372.2	€4,633.9

19.   Shareholders' Equity

Issued Capital and Additional Paid-in Capital

        On November 20, 2007, the Company's board of directors resolved to increase the share capital of the Company by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €8.7 million. This was recorded as €0.3 million to issued capital and €8.4 million to additional paid-in capital.

        Coca-Cola Hellenic's shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic's shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase Coca-Cola Hellenic's share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each.

        On October 24, 2007, the Greek Ministry of Development approved the share capital increase and Coca-Cola Hellenic filed required documents with the Hellenic Capital Markets Commission and the Athens Stock Exchange.

        On November 8, 2007, the Athens Stock Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding Coca-Cola Hellenic shares at the closing of trading on November 13, 2007. Coca-Cola Hellenic's shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT (Dematerialized Securities System) accounts of the shareholders and began trading on November 20, 2007.

        The Company retroactively reflected the stock split in its historical basic and diluted net income per share when the stock split was effected.

        On December 20, 2006, the Company's board of directors resolved to increase the share capital of the Company by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €22.5 million. This was recorded as €0.7 million to issued capital and €21.8 million to additional paid-in capital.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

19.   Shareholders' Equity (Continued)

        On December 21, 2005, the Company's board of directors resolved to increase the share capital of the Company by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €36.6 million. This was recorded as €1.2 million to issued capital and €35.4 million to additional paid-in capital.

Retained earnings

        Retained earnings include tax free, partially taxed and statutory reserves particular to the various countries in which the Company operates. The amount of retained earnings of the parent entity, Coca-Cola Hellenic Bottling Company S.A., on which there are restrictions on distribution, is €37.9 million (2006: €31.5 million).

        At December 31, 2007, an amount of €100.1 million (2006: €80.1 million) of the total retained earnings balance related to the Company's share of income from equity method investments.

20.   Stock Option Compensation Plans

        The Company operates a stock-based compensation plan, under which certain key employees are granted awards of stock options, based on an employee's performance and level of responsibility. Options are granted at an exercise price of the average price of the Company's shares at close of trading on the Athens Stock Exchange over the last ten working days before the date of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        Stock options are approved by the board of directors upon the recommendation of the human resources committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees' performance.

        At the Annual General Meeting in June 2005, shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for up to a maximum of 4,950,000 shares, subject to approval of the board of directors. Subject to the decision of the Extraordinary General Meeting in October 2007 for the bonus shares issuance, the number of stock options has been changed to a maximum of 7,417,417 for the plan 2005-2009. The number of options granted has been changed to 1,516,200 for the December 2006 grant, 45,000 for the June 2006 grant and 75,000 for the March 2006 grant. The number of options granted in December 2007 grant was 1,532,200.

        During 2006, the board of directors approved an amendment to the rules of all Company's stock option compensation plans. In accordance with the amendment, in the event of an equity restructuring, the Company shall make an equitable adjustment to the terms of the stock options. The incremental fair value granted as a result of this modification was nil.

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

granted prior to, but not vested as at January 1, 2006, and (2) all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123 (R). Compensation expense recorded for the year ended December 31, 2007 for all stock options was €5.8 million (2006: €4.0) and out of this amount €3.2 million (2006: €2.1 million) was related to stock options vested in the year. Results for the prior period have not been restated. The change from applying the original provisions of Statement No. 123 to adoption of Statement 123 (R) did not have an impact on basic and diluted earnings per share.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company's stock options plans in the year ended December 31, 2005 (in millions, except per share data).

2005
Net income as reported	€298.9
Add: Stock option employee compensation expense included in net income, net of applicable income tax	0.1
Deduct: Total stock option compensation expense determined under fair value based method for all awards, net of applicable income tax	(3.6)

Pro forma net income	€295.4

Earnings per share*:
Basic—as reported	€0.84
Diluted—as reported	€0.83
Basic—pro forma	€0.83
Diluted—pro forma	€0.82

*        The earnings per share computation has been adjusted retroactively to reflect the bonus share issuance.

        The fair values of options granted in 2007, 2006 and 2005 were estimated using the binomial option-pricing model. Previous years grants continue to be valued using the Black-Scholes model. We believe the binomial model more accurately reflects the value of the options compared to the Black-Scholes option-pricing model. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model did not necessarily provide a reliable single measure of the fair value of the Company's employee stock options. The fair value of each option grant was calculated on the date of grant with the following assumptions (weighted average):

	Year ended December 31
	2007	2006	2005
Weighted average fair value of options granted	€8.1	€6.3	€5.7
Risk free interest rates	4.8%	4.3%	3.7%
Expected volatility	24.1%	20.8%	25.2%
Dividend yield	0.7%	1.0%	1.2%
Expected life	4.0 years	4.1 years	4.8 years

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

20.   Stock Option Compensation Plans (Continued)

        Expected stock price volatility is based on the historical volatility of the Company's stock, and the expected dividend yield is based on the Company's most recent annual dividend payout and the market price of the Company's share in Athens Stock Exchange on December 31, 2007. The risk free interest rate is based on the average Eurobond rate for the option period. Historical data is used to estimate option exercise and forfeiture within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

        A summary of stock option activity under all plans is as follows:

	Number of stock options	Weighted average exercise price before issue of bonus shares	Weighted average exercise price after issue of bonus shares	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2007	3,444,018	€21.89	€—
Bonus shares issued	1,722,373	—	14.59
Granted	1,532,200	—	28.75
Exercised	(695,883)	—	13.30
Forfeited	841	—	12.68

Outstanding at December 31, 2007	6,003,549	—	€18.36	7.4	€67.5

Exercisable at December 31, 2007	2,993,282	—	€13.35	5.4	€48.7

        The aggregate intrinsic value of options exercised in 2007 and 2006 was €10.1 million and €18.1 million, respectively.

        The following table summarizes information on options outstanding:

	Exercise Price*	Vesting status 2007	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 1	€15.55	fully vested	—	—	—	07.11.2008	244,077
Sub Plan 2	13.98	fully vested	—	—	—	09.29.2008	946
Sub Plan 3	11.37	fully vested	—	—	—	12.08.2009	231,185
Sub Plan 4	9.79	fully vested	—	—	—	12.12.2010	649,303
Sub Plan 6	9.69	fully vested	—	—	—	12.12.2011	251,340
2003 A Plan	8.63	fully vested	—	—	—	12.10.2012	16,500
2003-2004 Plan/2003 Grant	11.17	fully vested	—	—	—	12.14.2013	130,250
2003-2004 Plan/2004 Grant	12.42	fully vested	—	—	—	12.02.2014	431,989
2005-2009 Plan/2005 Grant	15.53	two-thirds	12.02.2008	—	—	12.01.2015	894,559
2005-2009 Plan/2006A Grant	16.57	one-third	03.21.2008	03.21.2009	—	03.20.2016	75,000
2005-2009 Plan/2006B Grant	15.35	one-third	06.23.2008	06.23.2009	—	06.22.2016	30,000
2005-2009 Plan/2006 Grant	18.71	one-third	12.13.2008	12.13.2009	—	12.12.2016	1,516,200
2005-2009 Plan/2007 Grant	28.75	none	12.13.2008	12.13.2009	12.13.2010	12.12.2017	1,532,200

Total							6,003,549

* As adjusted after the bonus shares issuance.

        The total estimated compensation cost related to non-vested awards not yet recognized is €15.0 million. We expect to recognize this compensation expense over the weighted average period of 2 years. The Company has a policy of issuing new shares upon stock option exercise.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

21.   Stock Appreciation Rights

        The Company operates a stock-based compensation plan, under which certain key employees are granted stock appreciation rights ("SARs"), based on an employee's performance and level of responsibility. The terms of the SARs are based upon the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of the Company's shares at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        Stock appreciation rights are approved by the board of directors upon the recommendation of the human resources committee after reviewing management advice and based on a view of competitive market conditions for employee remuneration and employees' performance.

        Prior to January 1, 2006, the Company measured the liability incurred under SARs at intrinsic value.

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123 (R), using the modified-prospective transition method. Under this transition method, we recognized the effect of initially measuring the liability at its fair value, net of any related tax effect, as the cumulative effect of a change in accounting principle amounting to €0.8 million. The liability is remeasured at fair value at each reporting period and is recorded in "Accrued expenses". For the year ended December 31, 2007, we recognized compensation expense of €3.3 million (2006: €1.0 million).

        The option pricing model used was the binomial model. Expected stock price volatility is based on the historical volatility of the Company's stock and the expected dividend yield is based on the Company's most recent annual dividend payout. The risk free interest rate is based on the average Eurobond rate for the option period. The calculation also takes into account the early exercise experience.

        A summary of SARs activity under all plans is as follows:

	Number of SARs	Weighted average exercise price before issue of bonus shares	Weighted average exercise price after issue of bonus shares	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2007	284,974	€19.21	€—
Exercised before bonus share issue	(82,170)	21.21	—
Bonus shares issued	101,383	—	12.47
Exercised after bonus share issue	(52,372)	—	10.49

Outstanding at December 31, 2007	251,815	—	€12.64	2.6	€4.2

Exercisable at December 31, 2007	246,315	—	€12.57	2.6	€4.2

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

21.   Stock Appreciation Rights (Continued)

        The inputs used for the valuation of SARs are the same as those used for stock option compensation (refer to Note 20, Stock Option Compensation Plans) with the exception of risk free risk interest rates which were 4.7% (2006: 4.1%).

        The following table summarizes information on SARs outstanding:

	Exercise Price*	Vesting status 2007	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of SARs outstanding
Phantom Option Plan
1998 A	€15.55	fully vested	—	—	07.11.2008	77,682
1999	11.37	fully vested	—	—	12.08.2009	81,883
2000	9.79	fully vested	—	—	12.12.2010	35,400
2001	9.69	fully vested	—	—	12.12.2011	19,350
2003	11.17	fully vested	—	—	12.14.2013	6,000
2004	12.42	fully vested	—	—	12.02.2014	15,000
2005	15.53	two-thirds	12.02.2008	—	12.01.2015	16,500

Total						251,815

* As adjusted after the bonus shares issuance.

        As at December 31, 2007, there was €0.05 million of total unrecognized compensation cost related to SARs, which is expected to be recognized over a weighted average period of 0.9 years. Total liability paid during 2007 in respect of the exercise of SARs was €2.0 million (2006: €2.0 million and 2005: €0.7 million).

22.   Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in millions):

	2007	2006	2005
Numerator:
Net income	€495.5	€313.4	€298.9
Denominator (number of shares):
Basic weighted average ordinary shares outstanding	363.1	361.1	357.5
Diluted effect of stock options	1.2	0.7	1.4

Diluted weighted average ordinary shares outstanding	364.3	361.8	358.9

        The Company retroactively reflected the stock split in its historical basic and diluted net income per share (refer to Note 19, Shareholders' Equity).

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

23.   Other Income

        Other income of €1.0 million in 2007 (2006: €0.4 million, 2005: €2.5 million) consists of exchange gains of €0.4 million, €0.2 million of external dividends received, €0.1 million of gain on sale of investments and €0.3 million of other non-operating items (in 2006 gains on interest rate swaps that were not eligible for hedge accounting of €0.1 million, €0.2 million of exchange gains and €0.1 million of external dividends received, and in 2005, gains on sale of financial investments of €2.1 million, €0.3 million of exchange gains and €0.1 of external dividends received).

24.   Other Expense

        Other expense of €0.6 million in 2007 (2006: €0.1 million, 2005: €3.0 million) consists of expenses related to the bonus shares issuance (in 2006: €0.1 million of losses on interest rate swaps that were not eligible for hedge accounting and €3.0 million in 2005, respectively).

25.   Related Party Transactions

The Coca-Cola Company

        As at December 31, 2007, The Coca-Cola Company indirectly owned 85,112,079 shares in Coca-Cola Hellenic Bottling Company S.A. This represented 23.4% (2006: 23.4%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Coca-Cola Company considers Coca-Cola Hellenic Bottling Company S.A. to be a "key bottler", and has entered into bottler's agreements with Coca-Cola Hellenic Bottling Company S.A. in respect of each of Coca-Cola Hellenic Bottling Company S.A.'s territories. All the bottler's agreements entered into by The Coca-Cola Company and Coca-Cola Hellenic Bottling Company S.A. are Standard International Bottler's agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic Bottling Company S.A.'s territories the right to produce and the exclusive right to sell and distribute the beverages of The Coca-Cola Company. Consequently, Coca-Cola Hellenic Bottling Company S.A. is obliged to purchase all its requirements for concentrate for The Coca-Cola Company's beverages from The Coca-Cola Company, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company's discretion until 2023.

        The Coca-Cola Company owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic Bottling Company S.A.'s countries. The Coca-Cola Company has authorized Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

        Total purchases of concentrate, finished products and other materials from The Coca-Cola Company and its subsidiaries amounted to €1,280.3 million, €1,136.9 million and €994.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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

        Total contributions received from The Coca-Cola Company for marketing and promotional incentives amounted to €53.6 million, €50.4 million and €39.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Contributions for price support and marketing and promotional

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2007, such contributions totaled €44.1 million as compared to €29.9 million and €17.6 million in 2006 and 2005, respectively. Contributions for general marketing programs are recorded as an offset to selling expenses. In 2007, these contributions totaled €21.9 million, compared with €20.5 million and €22.2 million in 2006 and 2005, respectively. In 2007, The Coca-Cola Company received from the Company contributions of €12.4 million (2006: nil, 2005: nil) for general marketing programs. The Coca-Cola Company has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at The Coca-Cola Company's discretion, will not necessarily be the same from year to year.

        In addition, support payments from The Coca-Cola Company for the placement of cold drink equipment were €40.5 million, €83.3 million and €26.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        The Company sold €0.2 million of fixed assets to The Coca-Cola Company in the year ended December 31, 2007. No fixed assets were sold in the years ended December 31, 2006 and 2005.

        During 2007, the Company sold €13.0 million of finished goods and raw materials to The Coca-Cola Company (2006: €16.6 million, 2005: €11.8 million).

        Other income primarily comprises rent, facility and other costs of €5.2 million in 2007 (2006: €2.0 million, 2005: €2.1 million) and a toll filling relationship in Poland of €14.7 million (2006: €15.6 million, 2005: €11.4 million). Other expenses in 2006 relate to facility costs charged by The Coca-Cola Company, a toll filling relationship and shared costs. These other expenses amounted to €0.6 million in 2007 (2006: €4.0 million, 2005: €1.4 million). With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

        At December 31, 2007, the Company had a total of €93.8 million (2006: €65.9 million, 2005: €68.6 million) due from The Coca-Cola Company, and a total amount due to The Coca-Cola Company of €129.4 million (2006: €110.8 million, 2005: €92.0 million).

Beverage Partners Worldwide

        Beverage Partners Worldwide is a 50/50 joint venture between The Coca-Cola Company and Nestlé. The Company purchased inventory from Beverage Partners Worldwide amounting to €90.4 million, €73.0 million and €44.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the Company owed €7.8 million (2006: €6.5 million, 2005: €2.4 million) and was owed €1.0 million (2006: €1.4 million, 2005: €0.4 million).

The Kar-Tess Group

        The Kar-Tess Group owned 107,772,273 shares in Coca-Cola Hellenic Bottling Company S.A. as at December 31, 2007. This represented 29.6% (2006: 29.7%) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A. The Kar-Tess Group owns 44% of Frigoglass S.A. (refer to discussion below).

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

Frigoglass S.A.

        Frigoglass S.A. is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics that is listed on the Athens Stock Exchange. Frigoglass S.A. has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic Bottling Company S.A. has a 16.0% (2006: 16.0%) effective interest, through its investment in Nigerian Bottling Company plc. The Kar-Tess Group is a major shareholder of Frigoglass S.A. (refer to discussion above).

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

        Purchases from Frigoglass S.A. and its subsidiaries amounted to €91.4 million, €209.4 million and €143.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. These purchases are comprised of coolers and related materials and containers. As at December 31, 2007, the Company owed €4.6 million (2006: €14.8 million, 2005: €7.0 million) and was owed €1.0 million (2006: €0.1 million, 2005: €0.9 million).

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) PLC are related to the Company by way of common directors where significant influence exists. During 2007, the Company purchased €11.4 million (2006: €11.5 million, 2005: nil) of finished goods and other materials and €0.8 million of fixed assets (2006: €7.0 million, 2005: €9.9 million) from Leventis Overseas and AG Leventis (Nigeria) plc, and incurred rental expenses of €0.1 million (2006: €0.2 million, 2005: €1.1 million). At December 31, 2007, the Company owed €1.7 million (2006: €2.0 million, 2005: €2.2 million) and was owed €0.2 million (2006: €0.1 million, 2005: €0.2 million).

Plias S.A.

        Plias S.A. is related to the Company by way of some common shareholdings. In 2007, the Company made no purchases of finished goods (2006: nil, 2005: €0.8 million) from Plias S.A. At December 31, 2007, the Company was owed €0.5 million (2006: nil, 2005: €0.8 million) and owed nil (2006: nil, 2005: €0.1) to Plias S.A. and its subsidiaries.

J&P Avax S.A.

        J&P Avax S.A. may be deemed related to the Company through Mr Leonidas Ioannou who is chairman of J&P Avax S.A. and was a member of the Company's Board from January 1981 to July 2006. In 2006, the Company purchased €16.2 million of fixed assets from J&P Avax S.A. (2005: nil). At December 31, 2006, the Company owed to J&P Avax S.A. €2.0 million (2005: nil). In 2007 J&P Avax S.A. was not a related party.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements (Continued)

25.   Related Party Transactions (Continued)

Other Coca-Cola bottlers

        In 2007, the Company purchased €0.7 million of finished goods (2006: €2.5 million, 2005: €0.8 million) from, and incurred expenses of €2.4 million (2006: €1.6 million, 2005: nil) to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2007, the Company owed €0.5 million (2006: €0.4 million, 2005: €0.2 million) and was owed nil (2006: €0.4 million, 2005: nil).

Brewinvest S.A.

        The Company has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM. In 2007, the Company made €0.2 million purchases of finished goods from (2006: nil, 2005: €11.7 million) Brewinvest S.A. At December 31, 2007, the Company owed €0.2 million (2006: €1.0 million, 2005: €0.9 million) to Brewinvest S.A. (refer to Note 3, Equity Investments).

Multon Z.A.O. group

        The Company has a 50% interest in a joint venture, Multon Z.A.O. group, a juice producer in the Russian Federation. In 2007, the Company purchased €8.2 million of finished products (2006: €14.2 million), €2.9 million of raw materials (2006: €1.1 million) and made no purchases of fixed assets (2006: €0.6 million) from Multon Z.A.O. group and sold raw materials of €0.2 million (2006: €0.6 million) and made no sales of fixed assets (2006: €1.8 million) to Multon Z.A.O. group. Other income from Multon Z.A.O. totaled €0.2 million in 2007 (2006: nil). At December 31, 2007, the Company was owed €0.3 million by Multon Z.A.O. group (in 2006 the Company owed €22.6 million to Multon Z.A.O. group) (refer to Note 3, Equity Investments).

Fresh & Co d.o.o.

        The Company has a 50% interest in a joint venture, Fresh & Co d.o.o., the leading producer of fruit juices in Serbia. In 2006, the Company issued a loan to Fresh & Co d.o.o., the balance of which was €29.3 at December 31, 2007 (2006: €22.9 million). In 2007, the Company purchased €1.0 million of finished goods (2006: nil) and made other purchases of €0.5 million (2006: nil). Other income from Fresh & Co d.o.o. totaled €0.2 million in 2007 (2006: nil) and other contributions of €0.3 million (2006: nil). At December 31, 2007, the Company owed €3.2 million (2006: nil) to Fresh & Co d.o.o. group (refer to Note 3, Equity Investments).

26.   Subsequent Events (Unaudited) Occurring after the Date of the Audit Report

        On June 26, 2008, the Company sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to form a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 4A UNRESOLVED STAFF COMMENTS
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
  ITEM 16B CODE OF ETHICS
  ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES
  ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
SIGNATURES
Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Coca-Cola Hellenic Bottling Company S.A.
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Income
Coca-Cola Hellenic Bottling Company S.A. Consolidated Balance Sheets
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Shareholders' Equity
Coca-Cola Hellenic Bottling Company S.A. Consolidated Statements of Cash Flows
Coca-Cola Hellenic Bottling Company S.A. Notes to Consolidated Financial Statements