Form 20-F
period 2008-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2009-06-30
CIK 1190713

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
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

9, Fragoklissias Street
151 25 Maroussi Athens, Greece
(Address of principal executive offices)

Jan Gustavsson, +30 (210) 618-3100, jan.gustavsson@cchellenic.com,
9, Fragoklissias Street, 151 25 Maroussi Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

          Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value €0.50 per ordinary share	New York Stock Exchange*
American Depositary Shares (ADSs),
each ADS representing one ordinary share	New York Stock Exchange

*
Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

  Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

  Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

  Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2008, the close of the period covered by the annual report: 365,402,097 ordinary shares of nominal value €0.50 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing.

US GAAP ☐        International Financial Reporting Standards as issued by        Other ☐
the International Accounting Standards Board ☒

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

Yes ☐                No ☒

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3D, "Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2009 and future years, business strategy and the effects of the global economic slowdown, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3D, "Risk Factors" included elsewhere in this annual report.

        Although we believe that, as of the date of this annual report, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our financial statements are also in compliance with IFRS as adopted by the European Union ("EU"). This annual report includes our audited consolidated balance sheets as at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.

        In 2002, the European Council adopted a regulation requiring EU publicly-traded companies to prepare financial statements under IFRS effective for the fiscal year commencing January 1, 2005. In line with such EU regulation, Greek legislation has provided that Greek publicly-traded companies prepare their statutory financial statements in accordance with IFRS as adopted by the EU, with effect from January 1, 2005.

        This is the first year that consolidated financial statements reported in the Form 20-F have been prepared in accordance with IFRS issued by the IASB and as adopted by the EU. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("United States") ("US GAAP"). A reconciliation showing material adjustments between our IFRS and US GAAP financial statements for the years ended December 31, 2007 and 2006 and its results of operations for those years is detailed in Schedule I, "Transition from US GAAP to IFRS", included elsewhere in this document. Following the decision to report under IFRS, we no longer prepare our financial statements in accordance with US GAAP.

        In this annual report, references to "euro" and "€" are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its official currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = 340.75 Greek drachmas. The following countries in which we operate have also adopted the euro as their official currency: Austria, Cyprus, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia. Additionally, the currencies of six countries in which we operate are pegged to the euro. The euro-pegged currencies of Estonia, Latvia, Lithuania and the Former Yugoslav Republic of Macedonia are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3A, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the Bloomberg Foreign Exchange Fixings Rate ("BFIX") at noon and the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York (the "FRB Noon Buying Rates"). No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3784, being the BFIX exchange rate between the euro and the US dollar at noon on June 15, 2009.

        Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in our industry.

        Unless otherwise indicated, any statements included in this annual report regarding our competitive position are based on information obtained from Canadean Ltd Research Reports ("Canadean"). In particular, see Item 4B, "Information on the Company—Business Overview—Our operations".

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

        Not applicable.

B.    Advisors

        Not applicable.

C.    Auditors

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, adjusted EBITDA and reconciliation of profit after tax attributable to shareholders of the Group to adjusted EBITDA) set forth below for the five year period ended December 31, 2008 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. Our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008, are included elsewhere in this annual report. Up until 2007, we have presented our financial statements included in Form 20-F using the accounting standards and principles as set out under US GAAP. We have decided to include our IFRS financial statements in this Form 20-F effective from January 1, 2008, and have prepared our financial statements according to IFRS, including comparatives. Our summary financial data at and for the years ended December 31, 2004 and 2005 are also presented in accordance with IFRS and have been derived from our consolidated financial statements that are not included in this annual report.

        We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets, non-recurring items and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that adjusted EBITDA is useful to investors as a measure of our operating performance because it reflects the underlying operating cash costs by eliminating the non-cash items listed above. In addition, we believe that although EBITDA is a measure commonly used by analysts and investors in our industry, our current shareholders and potential investors in our company use multiples of our adjusted EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summary financial information together with Item 5, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2008(1)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$9,622.2	€6,980.7	€6,461.9	€5,616.3	€4,780.3	€4,247.5
Cost of goods sold	(5,747.4)	(4,169.6)	(3,807.3)	(3,363.2)	(2,818.8)	(2,525.6)
Gross profit	3,874.8	2,811.1	2,654.6	2,253.1	1,961.5	1,721.9
Total operating expenses	(3,248.2)	(2,356.5)	(1,952.0)	(1,746.0)	(1,500.6)	(1,467.4)
Operating profit	626.6	454.6	702.6	507.1	460.9	254.5
Profit after tax attributable to shareholders of the Group	313.7	227.6	472.3	333.7	308.1	106.7
Cash flow data:
Net cash provided by operating activities	1,209.3	877.3	859.8	773.1	619.2	553.3
Net cash used in investing activities	(1,071.4)	(777.3)	(720.4)	(550.3)	(580.0)	(329.3)
Net cash provided by (used in) financing activities	605.9	439.6	(245.4)	(99.4)	102.7	(226.9)
Balance sheet data:
Intangible assets	$2,643.8	€1,918.0	€1,913.0	€1,865.7	€1,846.8	€1,683.5
Share capital	251.8	182.7	181.9	121.0	120.3	119.1
Total assets	10,368.0	7,521.8	6,634.3	6,083.3	5,584.9	4,866.8
Net assets	4,039.8	2,930.8	3,052.3	2,724.1	2,447.9	2,068.0
Long-term borrowings, less current portion	3,149.5	2,284.9	1,585.5	1,600.8	1,571.4	1,454.0
Share and per share data:
Average ordinary shares outstanding(2)	364,848,049	364,848,049	363,135,006	361,100,202	357,490,133	355,437,287
Profit after tax attributable to shareholders of the Group per ordinary share: basic(2)	$0.86	€0.62	€1.30	€0.92	€0.86	€0.30
Profit after tax attributable to shareholders of the Group per ordinary share: diluted(2)	0.86	0.62	1.30	0.92	0.86	0.30
Cash dividends proposed per ordinary share(3)	0.39	0.28	0.25	0.21	0.20	0.19
Other operating data:
Unit cases volume	2,115.5	2,115.5	2,018.8	1,788.0	1,578.1	1,412.7
Adjusted EBITDA	$1,432.3	€1,039.0	€1,066.6	€874.9	€807.8	€680.1
Ratio of earnings to fixed charges(4)	3.1	3.1	5.7	4.9	6.6	3.3
Reconciliation of profit after tax attributable to shareholders of the Group to adjusted EBITDA:
Profit after tax attributable to shareholders of the Group	$313.7	€227.6	€472.3	€333.7	€308.1	€106.7
Minority interests	16.9	12.3	14.5	7.5	12.3	14.3
Tax	146.7	106.4	128.4	89.9	86.6	69.9
Share of results of equity investments	(0.1)	(0.1)	1.6	(0.4)	(0.9)	(1.2)
Finance income	(23.3)	(16.9)	(11.7)	(11.0)	(3.7)	(6.7)
Finance costs	172.7	125.3	97.5	87.4	58.5	71.5

Operating profit	$626.6	€454.6	€702.6	€507.1	€460.9	€254.5
Plus:
Depreciation of property, plant and equipment	503.7	365.4	354.0	329.1	315.3	289.4
Impairment of property, plant and equipment	—	—	—	24.5	0.9	—
Amortization of and adjustments to intangible assets	6.8	4.9	4.2	10.2	27.1	131.2
Impairment of intangible assets	260.5	189.0	—	—	—	—
Stock option compensation	12.8	9.3	5.8	4.0	3.6	1.4
Non-recurring items	21.8	15.8	—	—	—	—
Other non-cash items	—	—	—	—	—	3.6

Adjusted EBITDA	$1,432.3	€1,039.0	€1,066.6	€874.9	€807.8	€680.1

(1)
Convenience translation figures are translated at the June 15, 2009 BFIX at noon for euro of €1.00 = $1.3784. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
As adjusted for the bonus share issuance. Our shareholders approved on October 15, 2007 a share capital increase of €60.6 million through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed the required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened for trading on an adjusted basis on November 14, 2007. The new shares were credited to the Dematerialized Securities System or SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

(3)
The proposed dividends for the years ended December 31, 2004 to December 31, 2008 were declared and paid in the subsequent year.

(4)
See Exhibit 7.1, "Ratio of Earnings to Fixed Charges".

Exchange rate information

        The table below shows the low, high, average and period-end FBR Noon Buying Rates for the years 2004 to 2008. The average is computed using the FBR Noon Buying Rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2004	1.18	1.36	1.24	1.35
2005	1.17	1.35	1.24	1.18
2006	1.19	1.33	1.26	1.32
2007	1.29	1.49	1.37	1.46
2008	1.24	1.60	1.47	1.39

        The table below shows the low, high, average and period-end exchange rates for euro for each month during the six months prior to the date of this annual report, using BFIX at noon for June 2009 and the FRB Noon Buying Rate for all other periods. The BFIX exchange rate between the euro and the US dollar at noon on June 15, 2009 was €1.00 = $1.3784.

Month	Low	High	Average	End of Period
December 2008	1.26	1.44	1.35	1.39
January 2009	1.28	1.39	1.32	1.28
February 2009	1.25	1.31	1.28	1.27
March 2009	1.25	1.37	1.31	1.33
April 2009	1.29	1.35	1.32	1.32
May 2009	1.33	1.41	1.36	1.41
June 2009 (through June 15, 2009)	1.38	1.43	1.41	1.38

Dividend and dividend policy

        Our articles of association and Greek corporate law govern the payment of dividends. Dividends are paid to our shareholders out of profit after tax. The relevant amounts are calculated based on our unconsolidated financial statements. Prior to the payment of any dividends, we are required by Greek law to allocate an amount of at least 5% of our adjusted after-tax profit (on an unconsolidated basis) to a statutory reserve account until this reserve equals at least one-third of our total share capital. The total amount to be distributed with respect to any financial year must not be less than 35% of our adjusted after-tax profit (on an unconsolidated basis), after first subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by us for a period exceeding ten (10) years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

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

        As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate also for our dividend policy to evolve for the benefit of our shareholders. Consequently, we proposed to the annual general meeting and it was approved at the annual general meeting a dividend for 2008 of €0.28 per share, compared to a dividend of €0.25 per share declared in respect of 2007, representing an increase of 12%. We will seek to maintain dividends within a pay-out ratio of 20-30% of profit after tax attributable to shareholders of the Group with an annual dividend per share increase.

        The following table shows the amounts paid or payable to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Per ordinary share(1)		Total(2)
Year	€	$	€	$(3)	€	$(3)
					(in millions)
2004	0.28	0.39	0.19	0.26	66.7	91.9
2005	0.30	0.41	0.20	0.28	72.2	99.5
2006	0.32	0.44	0.21	0.29	77.5	106.8
2007	0.25	0.34	0.25	0.34	91.3	125.8
2008	0.28	0.39	0.28	0.39	102.3	141.0

(1)
The dividend per ordinary share for 2004-2006 as adjusted for the one-for-two bonus share issuance on November 13, 2007. Although the total amount of dividends distributed does not change, the dividend per ordinary share does. The number of shares outstanding should be multiplied by 1.5 to reflect the one-for-two bonus share issuance. Hence, the dividend per share should be divided by 1.5.

(2)
Based on the number of ordinary shares in issue as of the dividend record date.

(3)
The US dollar amounts are based on the BFIX at noon for euro on June 15, 2009, which was €1.00 = $1.3784.

        In November 2007, we made a share capital increase of €60.6 million through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each. For additional information on the share capital increase, see "Selected Financial Data" above, as well as Item 5, "Operating and Financial Review and Prospects—Major recent transactions".

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

Risks relating to our relationship with The Coca-Cola Company, Kar-Tess Holding S.A. and Nestle S.A.

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

        Our bottlers' agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 95% of our total sales volume in 2008. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottlers' agreements with The Coca-Cola Company covering each of our territories. The bottlers' agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the EU as well as Norway, Iceland and Liechtenstein.

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

        Our bottlers' agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. In particular, The Coca-Cola Company may seek to increase concentrate prices in our eleven countries that entered the EU in either 2004 or 2007 in order to bring concentrate prices in those countries in line with the rest of the EU. The Coca-Cola Company normally increases concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottlers' agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices could give The Coca-Cola Company considerable influence over our profit margins, business, results of operations and financial condition.

        There can be no assurance that The Coca-Cola Company's objective to maximize revenue from sales of concentrate will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottlers' agreements to determine concentrate prices, to set maximum prices we may charge to customers and to approve certain of our suppliers, in a manner that would make it difficult for us to achieve our financial goals.

Kar-Tess Holding S.A. and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding S.A. currently owns approximately 29% and The Coca-Cola Company currently indirectly owns approximately 23% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, the Kar-Tess Group, of which Kar-Tess Holding S.A. is the sole remaining member, and The Coca-Cola Company Entities entered into a shareholders' agreement that governs certain aspects of their relationship. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Under their shareholders' agreement, Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed that, based on a twelve-member board of directors, The Coca-Cola Company would be represented by two directors and Kar-Tess Holding S.A. would be represented by four directors. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, at any time the parties may jointly agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

        These arrangements give Kar-Tess Holding S.A. and The Coca-Cola Company significant influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—The shareholders' agreement between Kar-Tess Holding S.A. and The Coca-Cola Company Entities" for a description of the shareholders' agreement and Item 10B, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for additional information on the matters requiring extraordinary quorum and supermajority approval (consisting of at least 67% of paid-in share capital).

        The interests of Kar-Tess Holding S.A. and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, Kar-Tess Holding S.A. and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and Kar-Tess Holding S.A. or which would otherwise benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on our relationship with Kar-Tess Holding S.A. and The Coca-Cola Company and Item 10B, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

Our success depends in part on The Coca-Cola Company's success in marketing and product development activities.

        We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company's consumer marketing activities, including The Coca-Cola Company's discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company's product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new still and water beverages, these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would, in turn, lead to a decline in our share of the non-alcoholic beverages market and sales volume and adversely affect our growth prospects.

We depend on The Coca-Cola Company to protect its trademarks.

        Brand recognition is critical in attracting consumers to our products. In each country in which we operate, The Coca-Cola Company owns the trademarks of all of its products which we produce, distribute and sell. We rely on The Coca-Cola Company to protect its trademarks in the countries where we operate, which include some countries that offer less comprehensive intellectual property protection than the United States and the EU. If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and could lead to a significant decrease in the volume of products of The Coca-Cola Company that we sell. Since trademarked beverages of The Coca-Cola Company represent a high proportion of our total sales volume, this would materially and adversely affect our results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects our business.

        Sales of our Nestea ready-to-drink tea products comprised approximately 5% of our total sales volume in 2008. Recent efforts to expand our presence in the combined Still and Water beverages category have focused in part on products for which Beverage Partners Worldwide owns the trademarks. Throughout 2008, we expanded the Nestea Vitao range of natural flavored teas to 14 countries and gained share in the ready-to-drink tea subcategory. We depend on The Coca-Cola Company to protect our interests in Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects our business, then our net sales revenue may decline dramatically. There can be no assurance that we would be able to replace any Beverage Partners Worldwide products that are removed from our product portfolio as a result of such dissolution or alteration.

Risks relating to the non-alcoholic beverages industry

Weaker consumer demand for sparkling beverages could harm our revenues and profitability.

        At the present time, our revenues and profitability remain substantially dependent upon sales of our core sparkling beverages, particularly in our established countries. Although per capita consumption of sparkling beverages in our established countries has generally continued to increase, the rate of increase has slowed down in recent years. This weakening of consumer demand for sparkling beverages can be explained, in part, by demographic trends. Teenagers and young people account for the majority of sparkling beverages consumption in our established countries. Currently these countries are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume sparkling beverages.

        Another trend adversely affecting growth in sparkling beverages consumption in our established countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive still and water beverages such as juices, waters, ready-to-drink teas, sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of these alternative beverages is growing at a faster rate than consumption of sparkling beverages. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could materially and adversely affect our prospects for future profitable growth in the sparkling beverages category.

        If any of these trends impedes profitable growth in consumption of our core sparkling beverages brands, this could severely impair our business and prospects.

Our growth prospects may be harmed if we are unable to expand successfully in the still and water beverages category.

        We believe that the still and water beverages category offers significant growth potential. We intend, together with The Coca-Cola Company, to continue to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to spend significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that The Coca-Cola Company will successfully develop and promote new still and water beverage brands or that we will be able to increase our sales of new still and water products. If we are unable to continue to expand in the still and water beverages category, our growth prospects may be materially and adversely affected.

Risks relating to emerging and developing markets

The lack of institutional continuity and safeguards in our emerging and developing countries could adversely affect our competitive position, increase our cost of regulatory compliance and/or expose us to a heightened risk of loss due to fraud and criminal activity.

        Whilst some of our emerging and developing countries are in the process of transitioning to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in our established countries. As a result, in these countries we are exposed to regulatory uncertainty in certain areas, which could increase our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

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

We are exposed to emerging and developing market risks.

        A substantial proportion of our operations, representing approximately 61% of 2008 net sales revenue, is carried out in emerging and developing markets. Operations in these markets are subject to the customary risks of operating in emerging and developing countries, which include potential political and economic uncertainty, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations and changes in government policy. Such factors could affect our results by causing interruptions to operations or by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. Financial risks of operating in emerging and developing markets also include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and country default resulting from significant deficits as well as other factors. These circumstances could adversely impact our business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of our emerging and developing countries materially impacted our results over the past year. Due to our specific exposure, these factors could affect us more than our competitors with less exposure to emerging and developing markets, and any general decline in emerging and developing markets as a whole could impact us disproportionately compared to our competitors.

The sustainability of our growth in our developing and emerging countries depends partly on our ability to attract and retain sufficient number of qualified and experienced personnel for which there is strong demand.

        In recent years, we have been experiencing significant growth in a number of our developing and emerging countries. As our business continues to grow and the level of our investment in such countries increases, we are faced with the challenge of being able to attract and retain a sufficient number of qualified and experienced personnel in an increasingly competitive labor market. Our ability to sustain our growth in these countries may be hindered if we are unable to successfully meet this challenge.

Risks relating to competition

Competition law enforcement by the EU and national authorities may have a significant adverse effect on our competitiveness and results of operations.

        Our business is subject to the competition laws of the countries in which we operate and, with respect to our activities affecting the EU, is also subject to EU competition law. The admission in 2004 and 2007 to the EU of eleven of the European countries in which we operate has increased the impact of EU competition law on our business.

        We cannot predict if competition law enforcement by the EU or national competition authorities will result in significant fines being imposed upon us or result in adverse publicity, or require us to change our commercial practices or whether related private lawsuits could require us to pay significant amounts in damages. Any of these outcomes could limit our competitiveness and adversely affect our operating results.

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

        In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium non-alcoholic, ready-to-drink beverages brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system. The entry into the EU of all but one of our developing countries, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other EU countries. In addition, the enlargement of the EU could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at lower prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

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

        Our revenue is impacted by how large retailers, such as supermarket and hypermarket chains, and independent wholesalers market or promote our products. Revenue may, for example, be negatively impacted by unfavorable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Brand image may be negatively affected by aggressive price positioning close to that of non-premium products and private labels. Although we seek to engage our large retail and independent wholesale customers to achieve favorable product placement and in the development and implementation of marketing and promotional programs, our sales volumes, revenues and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of our products. In addition, there can be no assurance that our large retailer and independent wholesaler customers, who often act for us, our competitors and themselves, will not give our competitors, or their products, higher priority, thereby reducing their efforts to sell our products.

Risks relating to our business

The global financial and credit crisis could lead to reduced demand for our products.

        The current economic situation could lead to reduced demand for our products, or an increase in price discount activity, or both, which would have a negative impact on our financial position, results of operations and cash flows. Governments will be facing greater pressure on public finances, leading to risk of increased taxation. These factors may also lead to intensified competition for market share and available margin, with consequential potential adverse effects on volumes. The financial and economic situation may have a negative impact on third parties with whom we do, or may do, business.

        Consumers' disposable income appears to have come under pressure in several of our key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of our key markets may be adversely affected for an indeterminate period of time. While the ultimate outcome and impact of the current global financial and credit crisis cannot be predicted, it may have a material adverse effect on our results of operations and financial condition.

The global financial and credit crisis may have impacts on our liquidity that currently cannot be predicted, and increasing interest rates may affect our ability to obtain credit.

        The credit crisis and related turmoil in the global financial systems may have a material impact on our liquidity and financial condition, and we may ultimately face major challenges if conditions in the financial markets do not improve. If the capital and credit markets continue to experience volatility and the availability of funds remains limited, then we may incur increased interest rates and other costs associated with debt financings and our ability to access the capital markets or borrow money may become restricted at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions, as well as on our ability to fund our operations and capital expenditures in the future, on our growth rate and shareholder returns. Decreases in the funded levels of our pension plans may also increase pension funding requirements. In this context, changes in our credit rating could have a material adverse effect on our interest costs and financing sources. Our credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities. While the ultimate outcome and impact of the current financial crisis cannot be predicted, it may have a material adverse effect on our future liquidity.

We rely on the reputation of our brands.

        Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business.

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

Adverse weather conditions and reduced tourist activity could reduce demand for our products.

        Demand for our products is affected by weather conditions in the countries in which we operate. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of our countries, increased tourist activity. As a result, unseasonably cool temperatures in our countries or reduced tourist activity in certain countries could adversely affect our sales volume and the results of our operations for the year.

Miscalculation of infrastructure investment needs could impact our financial results.

        Our projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialize. We have, in recent years, substantially increased investment in production capacity and sales and distribution infrastructure, particularly in our key emerging countries. Such infrastructure investments are generally long-term in nature and it is possible that investments may not generate expected returns due to changes in the marketplace. Significant changes from our expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect our financial results.

Technology failures could disrupt our operations and negatively impact our business.

        We increasingly rely on information technology, or IT, systems to process, transmit and store electronic information. For example, our production and distribution facilities and inventory management all utilize IT to maximize efficiencies and minimize costs. Furthermore, a significant portion of the communication between personnel, customers and suppliers depends on IT.

        If we do not allocate and effectively manage the resources necessary to build and sustain the proper IT infrastructure, we could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. Challenges relating to the building of new IT structures can also subject us to certain errors, inefficiencies, disruptions and, in some instances, loss of customers. As with all companies, our IT systems may also be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although we have security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, such measures may not have been effectively implemented or may not be adequate to ensure that our operations are not disrupted.

Disruptions to our supply or distribution infrastructure could adversely affect our business.

        We depend on effective supply and distribution networks to obtain necessary inputs for our production processes and to deliver our products to our customers. Damage or disruption to our supply or distribution capabilities due to weather, natural disaster, fire, loss of water or power supply, terrorism, political instability, military conflict, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products.

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

        To the extent we are unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse effect on our business and results of operations.

Price increases in and shortages of raw materials and packaging materials could materially and adversely affect our results of operations.

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

        Water, in particular, is the main ingredient in substantially all of our products. As demand for water continues to increase around the world and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints.

        The supply and price of raw materials and packaging materials used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, global supply and demand, export demand, market fluctuations, speculative movements in the raw materials or commodities market, exchange rates, currency controls, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

        We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and will continue to experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged.

        In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers. To some extent, supply agreements and derivative financial instruments can protect against increase in raw material and commodities costs, but they do not provide complete protection over the longer term. Generally, these hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery and, as such, it is possible that these hedging instruments may lock us into prices that are ultimately higher than the actual market price at the time of delivery.

        A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4B, "Information on the Company—Business Overview—Raw materials" and Item 5, "Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs" for additional information on our procurement of packaging and raw materials and the cost of raw materials.

Increase in the cost of energy could affect our profitability.

        We use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and, in some of our countries, to operate fleets of motor vehicles. A substantial increase in the price of fuel and other energy sources would increase our costs and, therefore, could negatively impact our profitability. We are particularly reliant on natural gas supplies from the Russian Federation and would be particularly affected by any restriction of natural gas supplies from that country.

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

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, our purchases of concentrate, which amounted to €1,390.9 million in 2008, are priced predominantly in euro and US dollars, while we currently sell our products in countries other than Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia in local currencies. Although we do use financial instruments to attempt to reduce our net exposure to currency fluctuations, there can be no assurance that we will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long term. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. The global financial and credit crisis, and related turmoil in financial systems, has resulted in significant devaluations of functional currencies, other than the euro, in countries in which we operate and, in certain cases, has dramatically increased the cost of hedging. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Romania, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These countries represented approximately 41% of our net sales revenue in 2008. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to repatriate profits that we earn out of these countries.

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

        The enlargement of the EU in 2004 and in 2007 has resulted in the application of EU labor, tax, accounting and environmental regulations in eleven additional countries in which we operate. This could lead to an increase in our compliance costs and make compliance more complicated, at least in the short-term.

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

Sales of substantial amounts of our ordinary shares by Kar-Tess Holding S.A. or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of our ordinary shares or ADSs.

        Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). The current term of the shareholders' agreement expires in December 2018, after which either group of parties may terminate it on three months' written notice. However, Kar-Tess Holding S.A. and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders' agreement. Under the shareholders' agreement, Kar-Tess Holding S.A. or The Coca-Cola Company Entities may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by Kar-Tess Holding S.A. or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

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

        The principal trading market for our ordinary shares is the Athens Exchange. The Athens Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2008, the average daily trading volume on the Athens Exchange was approximately €320.0 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €12.5 million. By comparison, in 2007, the average daily trading volume on the Athens Exchange was approximately €479.9 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €8.7 million.

        In addition, stock markets in general, including the Athens Exchange, can be highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9A, "The Offer and Listing—Offer and Listing Details" for additional information on the Athens Exchange.

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

        Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of The Coca-Cola Company in the world at that time, based on sales volume. We retained our headquarters in Athens and our shares were listed on the Athens Exchange, with secondary listings on the London Stock Exchange and the Australian Stock Exchange.

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

        On April 5, 2006, we successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of The Coca-Cola Company, as well as its own juice and dairy products. Following completion of the tender offer, we acquired 95.43% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited was subsequently delisted from the Cyprus Stock Exchange. Subsequent to the date of acquisition and up to December 31, 2006, we acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%. Effective March 28, 2008, we sold the "Lanitis" juice trademarks to The Coca-Cola Company. In December 2008, we acquired the remaining share capital of Lanitis Bros Limited, bringing our equity ownership to 100%.

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €216.3 million (excluding acquisition costs) including the assumption of debt of €39.3 million. The consideration is subject to certain post-closing adjustments.

        We listed our ADSs on the New York Stock Exchange on October 10, 2002. We believe that this listing has increased our visibility to the international investment community and enhanced our comparability with our international peer group.

        Since 2002, we have expanded our presence in the still and water beverages category. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and we developed the NaturAqua mineral water brand in Hungary and the Olimpja water brand in Bosnia.

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

        Lanitis Bros Limited, a Coca-Cola franchise bottler in Cyprus with a significant juice and dairy business, was acquired in April 2006. We also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006), a vending operator in Italy, Eurmatik S.r.l. (May 2007) and a company owning a newly constructed production facility in the Russian Federation, OOO Aqua Vision (September 2007).

        More recently, in March 2008 we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

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

B.    Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of approximately 550 million people (including our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia). In 2008, we sold approximately 2.1 billion unit cases, generating net sales revenue of €7.0 billion.

        Our products include sparkling, still and water beverages. The combined still and water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2008, sparkling beverages category accounted for 65% and the combined still and water beverages category accounted for 35% of our sales volume, as compared, respectively, to 66% and 34% in 2007 and 69% and 31% in 2006. We offer our products in a range of flavors and package combinations which vary from country to country.

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

        Under our bottlers' agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 95% of our total sales volume in 2008, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 35% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite, Coca-Cola light (which we sell in some of our countries under the Diet Coke trademark) and Coca-Cola Zero. Our core brands together accounted for approximately 59% of our total sales volume in 2008. We also produce, sell and distribute a broad family of brands of other sparkling, still and water beverages which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

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

Substantial scale benefits

        We are the third largest independent bottler of products of The Coca-Cola Company in the world in terms of volume and the second largest in terms of net sales revenue. We operate in 28 countries with a total population of approximately 550 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

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

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of sparkling, still and water beverages consumption. In 2008, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had a weighted average annual sparkling beverages consumption of approximately 94.0 servings per capita, compared to over 300 servings per capita in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded sparkling, still and water beverages, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for sparkling beverages consumption since there are larger numbers of young people who generally consume more sparkling beverages.

Modern business infrastructure

        Since 2001, we have invested approximately €3.4 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

Our strategy

        Our strategic objective is to maximize shareholder value over time. Our management uses four key measures to evaluate our performance: profitable volume growth, growth in operating profit, growth in adjusted EBITDA, and return on invested capital, or ROIC. For further details on our calculation of ROIC, refer to Item 5, "Operating and Financial Review and Prospects".

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

  •
  to create superior sustainable returns.

Building capabilities

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 47,641 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of our financial objectives and the creation of shareholder value.

        Operating across 28 countries has taught us that our local employees are in the best position to evaluate the particular circumstances of each market category in which we are active and to address its specific needs. Accordingly, throughout our operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including our country and local managers. We believe that this fosters a high degree of innovation and responsiveness to our customers.

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

Broadening our product range

        Consumer preferences and demands are constantly evolving throughout our markets. In order to satisfy these demands, we continuously build on our strong family of brands by introducing new flavors and packages for our existing brands, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, such as the combined still and water beverages category, we plan to continue to launch new products developed by The Coca-Cola Company and pursue our strategy of recent years to both acquire (whether alone or together with The Coca-Cola Company) and develop new local products to offer consumers more choice.

        We believe our strategy of acquiring and developing promising new products has been successful to date. This strategy has resulted in our acquisition of Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), Lanitis Bros Limited, a Coca-Cola franchise bottler in Cyprus that included a significant juice and dairy business (April 2006), and our development of the NaturAqua mineral water brand in Hungary and the Olimpija water brand in Bosnia. Our acquisition of OOO Aqua Vision (September 2007), has also provided us with capabilities to produce a full range of non-alcoholic beverages in the key Moscow market, including sparkling beverages, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks.

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

        Most recently, as part of the same strategic objective of broadening our product range, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA (March 2008) for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories. Finally, in December 2008, we acquired Socib S.p.A., the second largest Coca-Cola franchise bottler in Italy.

        In addition, as part of our strategy of broadening out product range, by leveraging our distribution capabilities, we have entered into several distribution agreements, including, in 2009, an agreement with the Campbell Soup Company for the distribution of Campbell soup and broth products in the Russian Federation. You should read Item 4B, "Information on the Company—Business Overview—Our products" for additional information on third party products distributed by us.

Improving efficiency and optimizing use of capital

        We have benefited from the increase in the size of our company over the past eight years:

  •
  by centralizing our strategic procurement function, we have been able to reduce our costs of raw materials and packaging; and

  •
  by implementing best practices across the company, we have been able to improve our sales and distribution systems.

        We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. We also intend to continue to balance investment in new production and distribution infrastructure with improved utilization of existing capacity. We also continue to invest in advanced IT systems in some of our markets to enhance productivity.

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

Our products

        We produce, sell and distribute sparkling, still and water beverages under the brands of The Coca-Cola Company in all of our countries. We also produce, sell and distribute sparkling beverages under the brands that The Coca-Cola Company acquired for certain countries from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to produce, sell and distribute these beverages in the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Serbia, Montenegro, Estonia, Lithuania and Latvia. In some of our countries, we produce, sell and distribute still and water beverages licensed by Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A. The Coca-Cola Company owns the trademarks for all beverages of The Coca-Cola Company that we produce, sell and distribute in each country in which we operate. As a result, we rely on The Coca-Cola Company to protect its brands in our markets.

        In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices in Greece and Italy, our mineral water, Avra, in Greece and Cyprus, our Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland and our Lanitis dairy products in Cyprus. We also distribute certain sparkling, still and water beverages and other products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

        In 2008, sparkling beverages of The Coca-Cola Company accounted for 65% of our sales volume, still and water beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 30%, and other beverages, principally our Amita juices and Avra waters, accounted for approximately 5%. The following table sets forth our top five brands in 2008 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2008 as a percentage of total sales volume
Coca-Cola	35
Fanta	11
Sprite	6
Bonaqua/Bonaqa	6
NesTea	5

63

        We offer our beverages in both refillable and non-refillable packages and in a range of flavors designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished sparkling, still and water beverages to consumers in cups or glasses. The following table sets forth some of our most important products, including products that The Coca-Cola Company and third parties have licensed to us, products that we own and third party products that we distribute.

Products licensed from The Coca-Cola Company (sparkling)	Products licensed from The Coca-Cola Company (still and water)	Products licensed from third parties(1)	Our own products	Third party products distributed by us
Coca-Cola/Coke	Acquarius	Almdudler	Amita	Amstel(10)
Coca-Cola light/Coke	Bankia	Dr. Pepper(2)	Avra	Appletiser
light/Diet Coke	Bistra	illy(3)	Deep River Rock	Bacardi(11)
Coca-Cola Zero/Coke	Bonaqa/Bonaqua/	Nestea(4)	Fruice	Bacardi Breezer(11)
Zero	Bon-Acqua	Nestea Vitao	Frulite	Ballygowan
Cherry Coca-Cola/	BPM	Pomodor Apple	Lanitis Milk	Bombay Sapphire(11)
Cherry Coke	botaniQ(7)	Rivella	Lyttos	Campbell Soup(13)
Coca-Cola light with	Cappy	Schlascher	Next(9)	Canada Dry
lemon/Diet Coke	Diva	Schweppes(2)	Su-Voce(9)	Chambord(12)
with lemon	Dobry/Dobriy	Sens	Tanora	De Kuyper(11)
Vanilla Coke	Dobriy Mors	Tuborg Soda(5)	Zelita	el Jimador(12)
Fanta	Dorna	Tuborg Tonic Water(5)		Evian
Fanta free	Eva	Valvert(6)		Finlandia(12)
Fanta light	Enviga			Heineken(10)
Fanta Zero	Felicia(8)			Jack Daniel's(12)
Sprite	Five Alive			Kaiser(10)
Sprite light	Frutopia			Kastelia
Sprite Zero	Jurassic Well			Martini(11)
Ali	Kropla Beskidu			Master(10)
Bajoru Gira	Lanitis Juice			MB Pils(10)
Beverly	Lilia(8)			Moo Milk
Burn	Lilia Frizzante(8)			Pago
Frisco	Limelite			Red Bull
Fruktime	Markusquelle			Schlossgold(10)
Kinley	Matúsov Pramen			Sió
Krest	Mickey Mouse			Southern Comfort(12)
Krushka & Bochka Kvass	Minute Maid			Tuaca(12)
Lift	Multivita			Vittel
Lilt	NaturAqua			Woodford Reserve(12)
Limca	Nico
Linnuse	Oasis
Mezzo Mix	Olimpija
Pilskalna	PowerAde
Viva	Real
Rich
Römerquelle
Rosa
Solaria(8)
Sveva(8)
Toka(8)
Valser
Vivien(8)
Yasli-Sad

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

(11)
We distribute Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(12)
We distribute Brown-Forman products in Hungary and Ukraine pursuant to distribution agreements entered into in January 2006 and April 2008 respectively.

(13)
We distribute Campbell Soup Company products in Russia pursuant to distribution agreements entered into in May 2009.

Our operations

        Our territories encompass whole countries except Italy, where our territory excludes Sicily (the acquisition of Socib S.p.A. in December 2008 expanded our territory in Italy to the southern Italian mainland and Sardinia), and Northern Ireland, which is the only region of the United Kingdom in which we operate. We would highlight however, that the recent financial and credit crisis has had a detrimental effect on many of our countries' economies.

        The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2008.

	Our sparkling beverages servings per capita in 2008(1)	Total sparkling beverages servings per capita in 2008(1)(2)	Our sparkling beverages category share in 2008 (%)(2)	Our sparkling beverages category share in 2007 (%)(2)(3)	Our total (sparkling, still and water) volume (million unit cases) in 2008(4)(5)	Country (or, if different, territory) population (million) in 2008(6)	GDP per capita ($) in 2008(7)
Established:
Italy (Northern and Central)	111.2	214.9	51.7	51.0	265.7	38.8	41,272
Socib					2.8
Greece	197.5	258.8	76.3	76.8	163.3	10.7	34,785
Austria	178.0	432.0	41.2	41.8	82.7	8.2	52,666
Switzerland	166.3	336.5	49.4	49.3	80.1	7.6	64,778
The Republic of Ireland and Northern Ireland	251.4	453.0	55.5	54.8	75.0	6.0	61,245
Cyprus	218.7	378.8	57.7	54.6	17.3	0.8	32,118

Established countries(8)	150.2	280.5	53.9	53.7	686.8	72.1	45,636
Developing:
Poland	75.5	248.2	30.4	31.1	171.4	38.5	14,744
Hungary	139.7	288.3	48.5	46.6	91.8	9.9	13,265
Czech Republic	92.6	540.6	17.1	17.3	56.7	10.2	21,269
Croatia	126.3	202.4	62.4	61.6	30.0	4.5	14,245
Slovakia	60.0	353.4	17.0	15.2	22.4	5.5	18,415
Lithuania	50.7	164.5	30.8	28.9	11.2	3.6	13,712
Latvia	71.8	177.5	40.5	44.6	9.3	2.2	15,192
Estonia	88.0	187.2	47.0	49.2	7.1	1.3	18,055
Slovenia	66.5	181.4	36.7	34.7	6.7	2.0	28,424

Developing countries(8)	86.5	287.9	30.1	29.8	406.6	77.6	16,017
Emerging:
Russian Federation	32.4	156.9	20.6	20.0	346.3	140.0	12,546
Romania	135.5	249.1	54.4	53.3	198.0	22.2	9,628
Nigeria	21.4	35.0	61.2	55.0	165.9	149.2	1,476
Ukraine	30.3	140.7	21.5	18.9	100.8	45.7	4,333
Serbia and Montenegro	140.0	239.8	58.4	58.2	75.5	9.9	6,081
Bulgaria	156.9	490.3	32.0	28.9	71.3	7.2	6,861
Belarus	33.9	137.0	24.7	22.8	20.7	9.6	5,978
Bosnia and Herzegovina	75.2	141.6	53.1	51.5	16.6	4.6	4,196
Former Yugoslav Republic of Macedonia	97.5	259.6	37.6	41.6	9.3	2.1	4,657
Armenia	47.2	84.9	55.5	47.5	6.5	3.0	4,068
Moldova	19.6	50.1	39.2	47.2	5.9	4.3	1,434

Emerging countries(8)	39.5	120.7	32.8	30.3	1,016.8	397.9	6,544

All countries (pro forma)(8)	60.8	165.5	36.8	35.4	2,110.2	547.6	13,032

Plus: Exports					5.3
All countries (reported)					2,115.5

Sources

        Information on total sparkling beverages servings per capita and our sparkling beverages category volume share has been obtained from Canadean, except for Cyprus, Moldova, Nigeria and Armenia, for which such information cannot be obtained from Canadean. Canadean data is not available for Serbia and Montenegro separately. In addition, the following adjustments have been made to category share numbers:

  •
  Our sparkling beverages category share in Greece includes both our 72.0% share relating to products of The Coca-Cola Company and our 4.1% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from Canadean.

  •
  Our Canadean sparkling beverages category share in Austria includes both the category share relating to products of The Coca-Cola Company and to the Almdudler brand.

        Information on country or territory population and GDP per capita has been obtained from The World Factbook of the Central Intelligence Agency, except for the population of our Italian territory. Prior to our acquisition of Socib S.p.A. in December 2008, the bottlers' agreement that we have been granted by The Coca-Cola Company in respect of Italy covered only the northern and central regions of the country. As a result of the acquisition of Socib S.p.A. in December 2008, we expanded our territory in Italy to the southern Italian mainland and Sardinia.

(1)
Per capita consumption is defined as the average number of eight US fluid ounce servings consumed per person per year in a specific market. We have calculated per capita consumption of our sparkling beverages products in each country by multiplying our sparkling beverages category share obtained from Canadean by the total number of sparkling beverages servings per capita in such countries obtained from Canadean, with the exception of Cyprus, Moldova, Nigeria and Armenia, for which no information on total sparkling beverages servings per capita and sparkling beverages category share can be obtained from independent sources. As a result, we have calculated per capita consumption of our sparkling beverages products in these four countries by multiplying our unit case volume by 24 (the average number of servings in a unit case) and dividing by the population.

(2)
Information on sparkling beverages category share in relation to Italy can only be obtained from independent sources with respect to the entire country. As the area in which we distribute sparkling beverages in Italy was limited to the northern and central regions until December 2008, our estimate of total sparkling beverages servings per capita in our Italian territory prior to acquisition of Socib S.p.A. is based on our sparkling beverages servings per capita and externally available sparkling beverages category share information.

(3)
Our sparkling beverages category share for 2007 has been restated to reflect the changes in Canadean's methodology and has been presented here for comparison purposes.

(4)
One unit case corresponds to 24 servings of eight US fluid ounces.

(5)
The total volume for Italy represents the volume in respect of both distribution of products of The Coca-Cola Company in our franchise territory of northern and central Italy and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(6)
The population figure provided for Italy represents our internal estimate of the population of northern and central regions of the country, being the territory over which we distributed sparkling beverages prior to acquisition of Socib S.p.A.

(7)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole and not only that of the northern and central parts of the country, which constituted our franchise territory for products of The Coca-Cola Company prior to acquisition of Socib S.p.A. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(8)
Population-weighted average for all territories in the category, apart from total volume and country population.

        We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging countries, which still exhibit relatively low levels of sparkling beverages consumption per capita, as compared to our established and developing countries. For example, the population-weighted average servings of sparkling beverages consumed per capita in our emerging countries was 120.7 in 2008. By contrast, the 2008 population-weighted average servings of sparkling beverages consumed per capita was 280.5 in our established countries and 287.9 in our developing countries.

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

        Established countries are characterized by high consumer sophistication, high net sales revenue per unit case, moderate rates of consumption growth for sparkling beverages and a trend toward faster growth in consumption of products in our combined still and water beverages category, particularly juices. We believe that the growth in consumption of products in our still and water beverages category , which some consumers perceive as being associated with physical well-being, health and fitness, is strongly influenced by current demographic trends.

        The most important trend generally affecting the future consumption channel in our established countries is an increasing concentration of the retail sector. At the same time, we see many opportunities in these countries for further growth in the more profitable immediate consumption channel by expanding our penetration of small retail outlets, specialized consumption venues and workplaces. Activation at final points of sale is also a key focus of our sales and marketing efforts in these countries.

        We sell our products in our established countries through a combination of wholesalers and our direct delivery system. We continue to successfully expand our direct distribution capabilities, particularly in Italy.

        During the period from 2006 to 2008, we took certain initiatives to consolidate our manufacturing network by rationalizing facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The established countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria and Greece.

        Net sales revenue in our established countries amounted to €2,474.1 million in 2006, €2,634.6 million in 2007 and €2,704.0 million in 2008 which accounted for 44.0%, 40.8% and 38.7% of our total net sales revenue in 2006, 2007 and 2008, respectively.

Italy

        Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company in our franchise territory and direct full service vending through Eurmatik in our franchise territory, as well as the manufacture and distribution of the water products of Fonti del Vulture S.r.l. across the whole of Italy. Fonti del Vulture S.r.l. was acquired jointly with The Coca-Cola Company in July 2006. Eurmatik was acquired in May 2007.

        Our franchise territory in Italy encompasses over 90% of the Italian population. In the territory, we believe that we are one of the largest bottlers of non-alcoholic beverages and the leader in the sparkling beverages category in terms of sales volume. Our sparkling beverages category share in northern and central region Italy, which constituted our franchise territory prior to the acquisition of Socib S.p.A., was 51.7% in 2008.

        Total volume for 2008 increased by 3.2% against 2007, or declined 0.1% excluding the water products of Fonti del Vulture S.r.l. Sparkling beverages declined by 0.1%, while still beverages (excluding water) declined by 1.3%. In 2008, we continued to focus on light products with the introduction of Fanta Zero, replacing Fanta Free and complementing Coca-Cola Zero and Sprite Zero, along with continued investment in Coca-Cola light and Nestea Light. The Amita brand was introduced into Italy in 2008 with a full range of juice flavors in the 20cl glass format and a select number of flavors in the 1.0 liter and 20cl Tetra-brik formats. During 2008, we also expanded the presence of the Burn brand by innovating into the confectionary segment with Burn-branded gum.

        Our 2008 results were impacted by unfavorable weather conditions through the first half of the year, as well as adverse economic conditions throughout most of the year. As a result, our profitable single-serve packages declined versus prior year by 1.4%. However, continued focused on in-store activation enabled our most profitable single-serve packages of 0.5 liter PET to grow by 0.4%.

        The beverage distribution sector in Italy remains relatively fragmented at both the wholesale and the retail level compared to other Western European countries. In 2006, we completed the roll-out of our direct distribution system in the immediate consumption channel and managed to grow this channel by 7.6% or 3.9% excluding the water products of Fonti del Vulture S.r.l. Our direct distribution system in immediate consumption was particularly helpful to our launch of Amita juices and Burn-branded gum.

        Our Italian waters company Fonti del Vulture S.r.l. experienced volume growth of 13.1% in its second full year in our portfolio. In particular, "Lilia" branded waters grew 26.4% with the most profitable packages of 0.5 liter PET growing 39.8%.

        Our Italian vending company Eurmatik experienced volume growth of 17.3% for the full comparable year, supported by growth across all categories of hot, cold and snack vending.

        In December 2008, we acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, , which together include approximately 24% of the Italian population. In 2008, Socib S.p.A. had a market share of 45.9% in the sparkling beverages category.

Greece

        We believe that we are the largest bottler of non-alcoholic beverages and the leader in the sparkling beverages category in Greece in terms of sales volume, with a 76.3% category share in 2008. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the sparkling beverages category with the core brands of The Coca-Cola Company, we have been very successful in the still and water beverages category, where we are the leading producer of fruit juices with our Amita and Frulite brands and the second largest producer of water with our Avra mineral water and Lyttos brands. We believe that our significant and successful experience in the still and water beverages category in Greece will be beneficial in our effort to achieve a leading position in the still and water beverages category in other countries.

        Coca-Cola Hellenic Greece was awarded the first place in the 'Best Workplaces 2009' competition among the largest Greek industries, organized by the 'Great Place To Work Institute', a distinction that acknowledges our commitment to remaining an equal opportunity employer with a particular emphasis on training, people development and fair incentive structures.

        In 2008, we achieved a sales volume of 163.3 million unit cases, which is our highest sales volume in Greece during any single year, and which was supported by the successful launches of Fanta Verdia, Avra Herbal enhanced waters, new chilled juices under the Amita and Frulite brands and a continuous improvement of market activation indicators.

        Immediate consumption channels are particularly important for our business in Greece. Relying on systematic work and significant investments, we have developed a consumption channel that consists of approximately 130,000 small outlets in the Greek market, including kiosks, grocery stores, cafés, bars and gas stations.

        We sell the majority of our products to wholesalers and distributors, which distribute our products to small outlets. We also deliver our products directly to certain customers, including supermarket chains and other key accounts.

        In 2008, we further supported the key channel of fragmented trade by expanding the route-to-market model based on wholesalers in the south-west region of Greece, an initiative that began in 2007 in the Athens region. This new model seeks to build on our strategy of adopting the most effective means to ensure the full availability of our products in the marketplace and to build lasting relationships with outlet owners.

        Greece is a popular tourist destination. Our core consumers in the Greek islands are tourists. As a result, demand for our products in the Greek islands is concentrated during the tourist season from mid-April to September and varies from island to island based upon the nationality, age range and preferences of the tourists who typically visit each island.

        We have also developed different forms of marketing activities for different target consumers, with sponsorships, club advertisements, prize contests and instant win programs. On the Greek islands, we have implemented programs that focus on impulse consumption as well as the consumption habits of tourists.

        We implemented a series of environmental and community programs throughout 2008. Such programs included a series of reforestation activities in which more than 100,000 trees were planted across Greece. Our "Mission Water" initiative supported a pilot rainwater harvesting program to tackle water shortages on three Cycladic islands and promoted the clean-up of Lake Kerkini with the assistance of 340 students from Northern Greece. We also collaborated with 280 medical students from the Hellenic Association of Medical Students to promote access to health services across 27 Greek islands.

Austria

        We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 41.2% share of the sparkling beverages category in 2008.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage. In addition, Römerquelle is the second largest water brand in Austria and constitutes nearly 24% of our sales volume. Römerquelle Emotion, a flavored variant of Römerquelle, is the leader in the rapidly growing flavored water segment in Austria.

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

        One of our major initiatives in the retail channel in 2008 was the introduction of a 1.5 liter PET sparkling beverages bottle in place of an obsolete 1.5 liter REFPET (refillable PET) bottle. This transition reduced the complexity of our supply chain while improving the appearance of our packages in retail outlets and providing added convenience to customers and consumers. We believe that the phase-out of our two remaining REFPET packages in early 2009 will streamline our supply chain and attract new consumers.

        We intend to achieve efficiencies in our supply chain throughout 2009. These initiatives include warehouse and distribution re-structuring projects, as well as the installation of a PET production line to reduce costly imports.

        Regarding marketing investments, 2008 was the year of the UEFA European Cup Soccer Championship, which was held in Austria and in Switzerland. Major investments helped us to increase market share and drive additional sales through dedicated secondary displays. Trademark Coca-Cola, Römerquelle and PowerAde, all benefited from such activities. Römerquelle and PowerAde were even named official water and sports drink of the championship, respectively.

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume, with a 49.4% share of the sparkling beverages category in 2008.

        In addition to the core sparkling beverages brands of The Coca-Cola Company, our sparkling beverages brands include Kinley and our still and water beverages brands include Valser mineral water, Nestea ice teas, Minute Maid, Mickey's Adventure juices and our range of PowerAde sports drinks. We believe that our mix of sparkling beverages and still and water beverages provides us with flexibility to address the changing preferences and tastes of Swiss consumers with light sparkling beverages brands growing 9% versus 2007. In 2008, we broadened our product portfolio in Switzerland by successfully introducing Fanta Zero and Sprite Zero.

        During 2008, we invested heavily in the training and development of our sales teams, as well as in new marketing materials for marketplace activation. As a result, both our brand exposure and distribution and sales of single-serve packages improved significantly. In addition, marketing support for the Coca-Cola family of brands increased significantly, mainly for programs related to the UEFA European Cup Soccer Championship, and such marketing support resulted in positive sales volume growth.

        The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2008, we further implemented the wholesaler partner model, which has significantly improved the manner in which we interact with key customers. We continue to believe that this partnership model will be instrumental in providing us with better access to our customers and, ultimately our final consumers, in a cost effective manner.

The Republic of Ireland and Northern Ireland

        We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the sparkling beverages category in terms of sales volume, with a combined category share of 55.5% in 2008. We have developed a broad portfolio of sparkling and still and water beverages as part of our diversification strategy. Sprite has been particularly successful and now holds a 25.5% share of the lemon/lime segment.

        Our brands in the energy and sports drink categories include the energy drink Burn, which in 2008 was extended across the entire market following a successful trial in the licensed trade, the energy drink BPM and our range of PowerAde sports drinks. Our combined sports drink and energy drink offerings give us a 12.3% share of the sports and energy subcategory. Our brands in the juice subcategory include Fruice pure juice, Five Alive and Oasis. Our share in the juice subcategory is 14.7%. Our primary water brand in Ireland is Deep River Rock and we also hold a license to distribute Vittel. Our share in the water subcategory is 22.4%.

        In the Republic of Ireland and Northern Ireland, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. While smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2008, there is an increasing trend towards chain stores.

        We have developed targeted initiatives to stimulate consumer interest in our products, including strategic point-of-purchase displays, increased presence and visibility of our cold drink equipment, particularly coolers, and promotion of our 0.5 liter package range. As a result of our cold drink equipment placement and activation strategy, we are able to successfully launch new products and packages and promote our water and juice brands within the immediate consumption channel.

        Our project to consolidate our three production facilities on the island of Ireland into one production plant at Knockmore Hill in Northern Ireland was completed during 2008.

Developing Countries

Introduction

        Our developing countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. All but Croatia entered the EU on May 1, 2004. All our developing countries have market-oriented economies. Our developing countries generally have lower disposable income per capita than our established countries and continue to be exposed to economic volatility from time to time.

        Macroeconomic conditions have been positive in our developing countries over the last four years, with all countries experiencing positive real GDP growth. However, such growth has slowed or reversed in the last year as a result of the global financial and credit crisis. The entry of all of our developing countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

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

        We believe that developing countries offer significant growth opportunities for both our sparkling, still and water beverages and we are committed to maximizing these opportunities by introducing existing and new products, flavors and packages in both the future consumption and the immediate consumption channels. We plan to support the increased presence of our products across both the future and immediate consumption channels with our route-to-market systems and the increased availability of coolers and other cold drink equipment.

        Net sales revenue in our developing countries amounted to €993.2 million in 2006, €1,186.0 million in 2007 and €1,348.4 million in 2008, which accounted for 17.7%, 18.3% and 19.3% of our total net sales revenue in 2006, 2007 and 2008, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 30.4% share of the sparkling beverages category at the end of 2008. We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low, compared to most of our other developing markets.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Poland include Lift. Our water brands are Kropla Beskidu, Vita and Multivita. Kropla Beskidu was launched in 2004 and has already secured a 9.4% share of the water subcategory in Poland.

        We re-launched Cappy juice in March 2008 with a new marketing campaign that has enabled us to secure a 4.5% share of the juice subcategory.

        Nestea is a leader in the ice tea subcategory and continued to experience significant growth in 2008. PowerAde is a leader in the sports drink subcategory and is also growing successfully. Finally Burn is capturing share in the higher value energy drinks subcategory, having secured a 7.0% share in 2008.

        During 2008, we continued investments in cold drink equipment and we have increased our production capacity for sparkling, still and water beverages.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2008, we maintained our leadership in the sparkling beverages category, where we had a share of 48.5%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe, with a per capita consumption of 288.3 servings in 2008.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Hungary include Lift and Kinley and our still and water beverages brands include NaturAqua mineral water. Other brands include the range of PowerAde sports drinks, Nestea ice teas, Cappy juice, Cappy Icefruit juice drink, illy ready-to-drink coffee and the energy drink Burn.

        Key developments during 2008 included the continued successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua in Hungary, we are one of the leaders in the water subcategory. We also reinvigorated sparkling beverages sales with the launch of Coke Zero. During 2008, our Nestea ice tea sales increased versus 2007 and we believe that we are the subcategory leader in ice teas in terms of sales volume and net sales revenue. Our juices also experienced growth both in terms of existing packages and package/flavor extensions. In 2008, we launched Illy ready-to-drink coffee in two flavors in Hungary. During 2008, we continued to focus on increasing the proportion of our products that are in single-serve packages, as these tend to generate higher profit margins. In 2008, we also expanded our alcoholic beverage portfolio with the distribution of a range of Bacardi-Martini products.

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

        We believe that our emerging countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low consumption rates, population size (especially in the Russian Federation, Nigeria and Ukraine) and favorable demographic characteristics, notably the larger proportion of young people in countries such as Nigeria who typically consume a higher amount of sparkling beverages.

        Bulgaria and Romania entered the EU as of January 1, 2007, which we believe will gradually benefit their economies and provide additional safeguards of political stability.

        Net sales revenue in our emerging countries amounted to €2,149.0 million in 2006, €2,641.3 million in 2007 and €2,928.3 million in 2008, which accounted for 38.3%, 40.9% and 42.0% of our total net sales revenue in 2006, 2007 and 2008, respectively.

Russian Federation

        We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and we believe we are the largest bottler of sparkling beverages in the Russian Federation in terms of sales volume. Our share of the sparkling beverages category in the Russian Federation in 2008 was 20.6%. In addition to the core brands of The Coca-Cola Company, the products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers, as well as Schweppes-branded mixer products. We have also launched "Kruzhka I Bochka", which is a traditional malted beverage called "kvass" very popular among Russian consumers. Kvass consumption in the Russian Federation grew 5% in 2008 compared to 2007.

        Our juice brands in the Russian Federation include Rich, Nico, Dobry and Yasli-Sad, and are part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our other main brand in the combined still and water beverages category is Bonaqua water. We also sell and distribute Nestea ice teas, the energy drink Burn and the range of PowerAde sports drinks. Our still and water beverages category portfolio has demonstrated stable and strong growth in terms of sales volume, especially the ready-to-drink tea and energy subcategories, and, at an even higher rate, stable and strong growth in terms of net sales revenues. On September 4, 2007 we acquired 100% of OOO Aqua Vision, a company owning a newly constructed production facility located in close proximity to Moscow. On February 29, 2008, we sold the "botaniQ" juices trademark, acquired in the OOO Aqua Vision transaction, to the Multon Z.A.O. group of companies.

        In 2008, our sales volume in the sparkling beverages category in the Russian Federation declined by 4% compared to 2007. Our sales volume in the combined still and water beverages category increased by 1% compared to 2007. Both categories were negatively impacted in 2008 by poor weather across the Russian Federation, a curtailing of consumer spending as a result of the global financial and credit crisis and falling commodities prices.

        Our expenditure on production facilities, sales equipment and distribution infrastructure in the Russian Federation exceeded €179.0 million in 2008. We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising over 75 distribution centers in all key cities of the country. We are continuing to implement our distribution strategy for improving the availability of our products, in particular of our single-serve packages, across the country. We are also making progress in the integration of our sales and distribution systems with the Multon Z.A.O. group.

Romania

        We believe that we are the largest bottler of sparkling beverages in Romania in terms of sales volume. Our share of the sparkling beverages category in Romania in 2008 was 54.4%.

        In addition to the core brands of The Coca-Cola Company, we also produce and sell Dorna water brands and Nestea ice teas. In 2008, we launched Illy ready-to-drink coffee and continued to expand our product offerings in the combined still and sparkling beverages category by introducing new flavor extensions to our Nestea, Cappy and Fanta brands, supported by strong marketing initiatives.

        Business conditions in Romania deteriorated throughout 2008 as a consequence of the global financial and credit crisis. Real GDP growth in 2008 was 7.1%, inflation increased to 7.9% and the current account deficit as a percentage of GDP decreased to 12.5%. The local currency depreciated versus the euro by 10% on average, from 3.337 lei to the euro in 2007 to 3.681 lei to the euro in 2008.

        As part of our strategy for Romania, we are continuing to invest in our production and logistic infrastructure in order to improve our operating efficiencies by leveraging our strong country-wide distribution network, while maintaining our focus on customer relationships and quality throughout our business. During 2008, we invested in a new production line and automated warehouse in Ploiesti, as well as a warehouse in Dorna. Our infrastructure optimization program has also resulted in the outsourcing of distribution services in Bucharest, Constanta, Brasov and Iasi and the closing of our Oradea plant.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 61.2% share of the sparkling beverages category in 2008. Our still and water beverages are leaders in their respective categories, with a 34.5% market share in the juice category and a 61.9% market share in the water category. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2008, we owned 66.4% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product which we sell in the northern parts of Nigeria. Our still and water beverages brands include Eva bottled water, which is the leading water brand in Nigeria in terms of sales volume, as well as Five Alive juice.

        We believe Nigeria offers significant growth potential for our business. It is the most populous country in Africa, with an estimated 149 million inhabitants and has a warm climate and young population that offer significant growth opportunities for our sparkling, still and water beverages products. The GDP of Nigeria grew 6.1% in 2008. We expect that the federal government of Nigeria will continue to pursue economic reforms in order to accelerate economic growth. Due to the favorable demographic characteristics of Nigeria, we expect that our long-term business prospects there will gradually improve so long as the country develops economically and per capita income rises.

        The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. As a result, we manage our distribution directly, with the assistance of wholesalers and third party distributors. We are working to make distribution more efficient by expanding our pre-selling system for high-volume outlets, and by adding third party distributors and directly delivering to key accounts. More than 70% of our sales are now generated through our pre-selling system. In addition, we are continuing to expand our dealer base in selected areas and are investing in improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

        Since 1999 we have established and maintained approximately 500 independent strategic distribution centers across Nigeria. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas more efficiently. In 2007, we also began a pilot program to optimize our product penetration and distribution by using dedicated third party distributors. We expanded this program in the Lagos territory, the most populous region in Nigeria, in 2008 and expect to complete our roll out of the program during the course of 2009.

        We continue to upgrade and improve our bottling facilities. During 2006, we opened a new manufacturing plant in Abuja and closed our plants in Onitsha and Makurdi. As part of this reorganization, we reduced our employee headcount in Nigeria by 1,300. During 2007, we installed the first can packaging line for non-alcoholic drinks in Lagos and overhauled our returnable glass filling lines in the twelve other plants across the country. During 2008, we installed three new production lines, including a bottling line in Owerri, a water line in Ikeja and a juice line in Benin. On December 19, 2008 our production plant in Benin City, Nigeria, was substantially damaged by fire, resulting in the destruction of seven production lines. We expect that these production lines will be fully replaced by the end of 2009. Our continuing program to modernize production and distribution facilities in Nigeria and our need to expand capacity in line with the expected growth of consumer demand will require further investment over the foreseeable future.

        We are committed to environmental development and sustainability. Seven of our thirteen production facilities in Nigeria have been upgraded with effluent treatment plants and we continue to work toward upgrading all of our production facilities in the future. As part of our commitment to civic and social responsibility in Nigeria, we have assisted over ten local communities obtain improved access to potable water, healthcare and education.

Sales and marketing

Brand and market development

        In all our countries, and particularly in our emerging and developing countries, we believe that significant opportunities exist to promote increased consumption of sparkling, still and water beverages. Where beverage per capita consumption is low, we develop these opportunities by executing brand-specific promotions and quality merchandising designed to develop consumer preferences for our brands, increase our consumer base and drive purchasing frequency. As beverage per capita consumption increases, we focus on the development of specialized distribution channels (including workplace and leisure venues) to improve margins and increase volumes.

        The Coca-Cola Company generally focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating brand marketing strategies and media advertising designs. The principal focus of The Coca-Cola Company has traditionally been on the core Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite brands. However, we are working closely with The Coca-Cola Company to develop new products in the combined still and water beverages category that cater to our consumers increasing focus on well-being, health and fitness. We recognize changing preferences in favor of products in our combined still and water beverages category and are working to satisfy this increasing demand and maximize our growth potential. We plan to achieve this by developing existing brands, such as Cappy, Nestea and PowerAde, as well as by launching or acquiring new brands, as we have done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

        We develop our fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

        We develop strong relationships with our customers by focusing on excellent execution of customer marketing promotions and merchandising at the point of sale. We support such market execution by conducting regular customer satisfaction surveys and by developing innovative materials for retail sales activation, including new racks, point-of-sale visuals and sales aids for our customers. We conduct market analyses to better understand unique shoppers and purchase occasions in different trade channels. This information is used to develop all of our non-alcoholic beverage categories at every point of sale. Finally, we also work closely with The Coca-Cola Company to develop annual sales, promotions and marketing plans for each of our established, developing and emerging countries.

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

  •
  the key account managers, who are responsible for developing customer- specific plans and programs; and

  •
  the national sales manager who leads the sales organization.

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

        We have begun to coordinate with our customers on optimizing our supply chain through data exchange and other initiatives that help us avoid out-of-stock events, while streamlining inventory management.

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

        We believe that consumers generally prefer consuming our beverages chilled. Accordingly, a key strategy to increase sales in the immediate consumption channel is to ensure that products are available at the right temperature by making our products available in cold drink equipment, such as coolers. This type of investment also expands our marketplace for impulse consumption by reaching consumers in areas not served by traditional retail outlets, such as offices.

        Our focus in developing and emerging countries, such as Poland, Ukraine, the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of coolers. This will enable us to capitalize on opportunities from the expected long-term development of retail outlets in the immediate consumption channel.

        As in our future consumption channels, key account management is also necessary in certain immediate consumption channels, such as national or international quick-service restaurant groups.

Our distribution infrastructure

        We operate a mixed distribution system under which we deliver our products to the ultimate point of sale directly or indirectly through wholesalers and independent distributors.

        We deliver our products to the point of sale directly using our own fleet of vehicles or dedicated independent third party carriers wherever it is appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of our countries we have been able to reach customers in areas where few adequate alternative distribution systems are available. In these countries, we believe that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how our products are presented to consumers. Direct delivery facilitates locally relevant marketing and allows us to analyze and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 277 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

        Wholesalers fulfill an important role in the distribution of most retail product categories. We are working to develop closer relationships with our key wholesalers to ensure that all elements of our sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

Production

        We produce our sparkling beverages by mixing treated water, concentrate and sweetener. We carbonate the mixture and fill it into refillable or non-refillable containers on automated filling lines and then package the containers into plastic cases, cardboard cartons or encase them in plastic film on automated packaging lines.

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

        Our dairy products are produced from fresh milk to which we apply a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on the final product and the final product is subsequently pasteurized. The surplus cream is transferred to another line, which is used only for cream pasteurization. The final products are filled into plastic bottles and distributed to the market place in chilled storage.

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

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems compliant with the ISO 9001 standard. By the end of 2008, 70 of 80 production sites had achieved ISO 9001 certification. Seven additional plants are scheduled to achieve ISO 9001 certification in 2009. We have implemented Hazard and Critical Control Points food safety programs to ensure the safety and hygiene of our products. During 2008, 15 additional plants achieved ISO 22000 food safety standard certification, resulting in 36 of 80 plants being certified by the end of the year. This program will expand to more manufacturing facilities in 2009, with 25 additional production facilities scheduled for ISO 22000 food safety standard certification. Independent quality audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality and food safety management systems and to assure that all our key controls are independently validated. During 2008, 77 quality and 44 food safety audits of our 80 production facilities, comprising sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of our joint ventures, were conducted by external agencies.

        We maintain a quality control laboratory at each production facility for the testing of raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottlers' agreements with The Coca-Cola Company, which cover the entire value chain. We are also required to obtain supplies of raw materials (ingredients and packaging) from suppliers approved by The Coca-Cola Company.

        In addition, we regularly undertake quality audits in our distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of our countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2008, for example, we realized 20.3% of our sales volume in the first quarter, 27.6% in the second quarter, 28.8% in the third quarter and 23.3% in the fourth quarter.

Raw materials

        Our principal raw material, in terms of volume, is water, and all of our sparkling beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of The Coca-Cola Company. Our second key ingredient is concentrate, which we purchase from companies designated by The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic carton packages and other packaging materials.

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 46.5% of our total raw material costs in 2008. Under our bottlers' agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan.

        Our principal sweetener is beet sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors, and in some cases we purchase high fructose syrup, which is used either alone or in combination with sugar. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The term of purchase contracts for sugar is typically for periods of 12 to 36 months. The world market price of sugar varies from time to time and we seek to hedge our exposure to any price increases by entering into futures contracts, which typically have maturities of up to 24 months. Our Armenian, Bosnian, the Former Yugoslav Republic of Macedonia, Nigerian and Russian operations are exposed to the world sugar market. All of our EU markets and Switzerland operate within the sugar regime of the EU. This means that the minimum selling price for sugar is the EU intervention price plus the cost of transport and profit margin. Our operations in these fifteen EU member countries plus Switzerland use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners has begun to decrease as a result of EU sugar regime reforms, which have reduced subsidies and removed incentives to overproduce by prohibiting cheap exports outside EU and partially opening the EU market to some less developed countries. Our non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices.

        During the first half of 2008 we experienced considerable increases in some of our other raw material and packaging costs, including costs for PET, juice concentrates, oil and aluminum cans. We believe the cost increases in juice concentrates were in large part due to strong global demand, weather conditions, crop failures and other local supply disruptions. Cost increases relating to PET, oil and aluminum cans were primarily due to changes in global supply and demand for these commodities, speculation on commodity markets and other market forces including tight transport capacities. During the second half of the year most commodity prices and global sea freight container costs decreased considerably.

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

        Our major cold drink equipment supplier is Frigoglass S.A. In 2008, we made purchases from Frigoglass S.A. totaling €117.5 million compared to €95.8 million in 2007 and €216.9 million in 2006. The purchases from Frigoglass S.A. in 2008 were comprised of €82.6 million for coolers and other cold drink equipment and spare parts and €34.9 million for raw and packaging materials and other purchases. This compares to €64.2 million for the purchase of coolers and other cold drink equipment and spare parts and €31.6 million for purchases of raw and packaging materials in 2007 and €183.2 million and €33.7 million, respectively, in 2006. The reduction in total purchases between 2006 and 2007 primarily reflects the fact that cooler investments in certain of our major markets, including the Russian Federation and Italy, are structured as finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to if we had purchased the coolers directly from Frigoglass S.A.

        The purchases of coolers from Frigoglass S.A. in 2008 represented 91.0% of our total cooler requirements. Kar-Tess Holding S.A. holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but extended in June 2004 and again in December 2008, on substantially similar terms, to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding S.A.—Supply agreement with Frigoglass S.A." for additional information on our relationships with Kar-Tess Holding S.A. and Frigoglass S.A.

        We seek to ensure the reliability of our supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of our procurement operations, other than those relating to The Coca-Cola Company's concentrate, are centrally managed by our central procurement department. During 2008, we began integrating all our procurement activities into a specialized company, Coca-Cola Hellenic Procurement GmbH, located in Vienna, Austria.

        We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. However, decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of our suppliers. You should read Item 3D "Risk Factors" for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

Competition

        The non-alcoholic beverages industry is highly competitive in each of our countries. Non-alcoholic beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, we face intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell lower quality sparkling beverages and other non-alcoholic beverages at prices lower than ours, especially during the summer months. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system.

        In most of our countries we face greater competition in our combined still and water beverages category, where our business is typically less developed and our brands are less established than in our core sparkling beverages category, and there are often significant national and international competitors with established brands and strong market positions. However, we intend to continue to develop our still and water beverages business and are confident that our significant capabilities in the sale, marketing and distribution of non-alcoholic beverages, combined with our substantial business infrastructure and strong customer relationships, will allow us to improve our competitive position in this category of our business.

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

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various EU, national and local regulations. In particular, EU regulation is increasingly important to us as approximately 62.4% of our 2008 sales volume was generated from our countries that are members of the EU.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, we have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our facilities are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our facilities. By the end of 2008, 63 of our 80 production facilities had been certified to this standard by internationally recognized audit bodies. We anticipate that in 2009 an additional 6 manufacturing plants are scheduled to achieve certification, in line with our plans to certify all of our plants over the next few years. We plan to achieve certification of newly acquired plants within two years.

        Independent environmental audits were completed in 63 of our 80 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. Our other facilities underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country-specific data. They meet on a regular basis to share best practices in this area in order to better manage environmental control processes across the group.

        In addition, we have implemented waste minimization and environmental management programs with respect to several aspects of our business, including usage of raw materials, energy consumption and water discharge. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Achieving compliance with applicable standards and legislation may require facility modifications and capital expenditure, such as the installation of waste water treatment plants, and we have in place an active program to ensure that we fully comply with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

        EU legislation requires each member state and accession candidate to implement the EU directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including ourselves and our customers, to implement the applicable standards. The EU packaging directive relates to all types of packaging and its primary objective is the minimization of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

        In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The directive of 1994, as amended in 2004, required that these targets be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). All new member states had 18 months, until August 2005, to enact national laws to implement the new directive. New member states of the EU are required to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorize member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives within the regulatory framework of a functioning internal market without obstacles to trade and competition distortions. We continue to work closely with governments and other industry participants to implement packaging collection schemes. These schemes have either been implemented or are in the process of implementation in all our EU countries, including our developing countries.

        We expect environmental regulatory standards in the countries in which we operate to continue becoming increasingly strict. In particular, the regulatory regimes of our Central and Eastern European countries are being aligned with the standards that exist within the rest of the EU. As part of this trend, the new EU member countries in which we operate have been implementing new environmental standards that are applicable to our operations in those countries. These new environmental standards have already increased, and are expected to further increase, our compliance costs.

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the EU), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottlers' agreements, our European bottlers' agreements grant exclusive bottling territories to us subject to the exception that the EU and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any EU and/or European Economic Area country. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottlers' Agreements", for additional information on the provisions of our international and European bottlers' agreements, and Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for information on our undertaking to the European Commission applying to our commercial practices in the EU and on certain proceedings against us before national competition authorities.

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

        We have defined and agreed best practice risk control standards and all of our key plants and facilities are regularly audited against these standards by external consultants. These audits focus on property loss prevention, particularly reduction of fire, flood and other catastrophe risks. We also run training courses in accordance with our best practice risk control guidelines.

Information technology

        IT systems are critical to our ability to manage our business. Our IT systems enable us to coordinate our operations, from production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support.

        We continue to implement SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed our SAP applications based on a global template that is being deployed across the group to establish a platform for cross-country operations and reporting. Our SAP template covers the business areas of commercial, procurement, finance, human resources and supply chain management.

        The template is being deployed in two phases, with the first phase covering the back-office activities of finance, human resources, supply chain, demand planning/forecasting, cross-border supply chain management, plant/fleet maintenance and business planning with integrated information reporting. We successfully deployed the first phase across 14 countries, representing 60% of our volume, between 2003 and 2006.

        In 2006, we further enhanced our SAP template to cover sales and distribution management that will eventually replace the legacy system originally developed and maintained by The Coca-Cola Company. This second phase provides advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. We successfully validated these additional capabilities through a pilot program in Czech Republic and in Slovakia which was fully implemented in January 2008. Following our pilot implementation program, we are deploying the enhanced SAP template in Italy, Greece, Bulgaria and Cyprus during the course of 2009, with the intent to have it fully deployed across our countries by 2014. The estimated cost of the entire program is approximately €227.0 million.

        Until our SAP template is fully deployed across our countries, we will continue to deploy mobile solutions for sales, merchandising, delivery and equipment service to varying degrees across our countries. At the end of 2008, we had a field sales force of over 7,000 device enabled representatives, representing an investment of over €13.4 million between the period of 2006 and 2008. This significant investment in mobile capability recognizes the value of equipping our field representatives with mobile technology that leverages our scale and provides a mechanism for readily deploying best practices in the area of customer, equipment and delivery management throughout our business.

Information technology personnel

        In late 2003, we decided to reorganize our corporate and country information systems, or IS, organizations into one functional organization for our entire group. This decision complemented our strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. As a result of this decision, accountability for all IS activities, personnel and budgets has been concentrated with a central IS team. This new organizational structure has proved instrumental in driving standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we are continuing to transition country sourced IT services to this more efficient and cost effective center, while focusing local capabilities at territory-specific business services. Our shared services organization also provides new and critical services such as data management, training and SAP consulting in the most effective manner. We are now reaping the benefits of this initiative and have already achieved ISO 9000 certification by Lloyds Register Quality Assurance.

Information technology infrastructure

        We continue to implement infrastructure optimization programs to upgrade, consolidate and optimize pieces of our IT infrastructure, including desktops/laptops, servers, printers and user support processes. Early in 2005, the technology department launched the infrastructure optimization program with the aim of standardizing the working environment by using the infrastructure support center of our shared services center in Sofia, Bulgaria. Market conditions, technology advancement, new security threats, the goal of increasing customer service levels and decreasing total cost of ownership have since provided additional impetus to this program. This program was concluded in late 2008 and surpassed its initial financial goal of decreasing baseline infrastructure costs per user by 17% against 2004. The program also provided further benefits including increased service levels resulting from increased infrastructure availability and performance, reduced professional support resulting from a decrease in moving parts and professionally managed infrastructure and increased security resulting from centrally defined, propagated and managed security policies.

        In 2008, we executed the second phase of our technology infrastructure program aimed at outsourcing our data center to Siemens in a unique utility based service model. This initiative reduced our IT costs by over 20%, enabled us to avoid capital expenditures, gave us access to unique expertise and also significantly improved our redundancy and disaster recovery capabilities.

Green IT

        In 2008, we introduced a fourth strategic pillar to IT, "Green IT", with the objective of supporting our goal towards environmental responsibility. Targeted conservation activities enabled IT to achieve a 12% reduction in its energy consumption, representing over 360 tons of CO2 emission avoidance.

C.    Organizational Structure

        The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at June 15, 2009.

Subsidiary	Country of registration	% ownership at June 15, 2009
Partially owned subsidiaries
Brewinvest S.A.(1)	Greece	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	89.1%
Deepwaters Investments Ltd	Cyprus	50.0%
Dorna Apemin S.A.	Romania	50.0%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%
Fresh & Co d.o.o., Subotica(1)	Serbia	50.0%
Ilko Hellenic Partners GmbH(2)	Austria	33.3%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multon Z.A.O. Group(1)	Russia	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%
Römerquelle Beteiligungsverwaltungs GmbH(3)	Austria	50.0%
Valser Mineralquellen AG	Switzerland	99.9%
Vlasinka d.o.o., Surdulica	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CCHBC Insurance (Guernsey) Limited	Channel Islands	100.0%
CCHBC IT Services Limited(4)	Bulgaria	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Beverages Slovenska, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Balkan Holding B.V.	Netherlands	100.0%

Subsidiary	Country of registration	% ownership at June 15, 2009
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Hungary Magyarország Kft.(5)	Hungary	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Republic of Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited(6)	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Eurmatik S.r.l.	Italy	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
Lanitis Bros Limited	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
Molino Beverages Holding S.à.r.l.	Luxembourg	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Pragma S.p.A.	Italy	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Socib S.p.A.	Italy	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Softinvest Holdings Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%
Yoppi Kft	Hungary	100.0%

(1)
Joint venture.

(2)
On March 27, 2008, we, together with The Coca-Cola Company and illycaffè S.p.A., formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the "illy" brand across our territories.

(3)
On June 26, 2008, we sold to The Coca-Cola Company the company Römerquelle Trading GmbH, an entity containing the trademarks for the Römerquelle group of brands and 50% of Römerquelle Beteiligungsverwaltungs GmbH, an entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group of brands.

(4)
During 2008, Clarina Bulgaria Ltd was renamed CCHBC IT Services Ltd.

(5)
During 2008, Coca-Cola Beverages (Hungary) Kft. was renamed Coca-Cola HBC Hungary Magyarország Kft.

(6)
During 2008, Coca-Cola Bottlers (Ulster) Ltd was renamed Coca-Cola HBC Northern Ireland Limited.

D.    Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (typically seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2008.

	Number of distribution centers	Number of warehouses
Established Countries:
Italy	5	8
Greece	2	7
Austria	3	3
The Republic of Ireland and Northern Ireland	4	1
Switzerland	5	5
Cyprus	3	1

Total Established Countries	22	25

Developing Countries:
Poland	19	4
Hungary	11	1
Czech Republic	6	1
Croatia	6	7
Slovakia	2	1
Lithuania	3	1
Latvia	1	—
Estonia	1	1
Slovenia	—	1

Total Developing Countries	49	18

Emerging Countries:
Russian Federation	70	14
Romania	18	4
Nigeria	65	13
Ukraine	15	2
Bulgaria	7	2
Serbia and Montenegro	10	3
Former Yugoslav Republic of Macedonia	11	1
Belarus	5	1
Bosnia and Herzegovina	4	1
Armenia	1	1
Moldova	—	2

Total Emerging Countries	206	44

Total	277	87

Production

        We operated 80 plants as at December 31, 2008 (excluding the snack food plant), comprised of 67 sparkling beverages, 3 juice plants and 11 mineral water plants. The bottle manufacturing plant in Dundalk was closed. Some of the sparkling beverage plants also produce juices or mineral water. In addition to this, we manage the sparkling beverages plant operated by Brewinvest S.A.'s sparkling beverages business, the two juice plants operated by the Multon Z.A.O. group and one juice plant operated by Fresh & Co; each being joint ventures in which we own 50%.

        An increasing number of our countries work together with third party contract packers, which produce a portion of the products of The Coca-Cola Company on our behalf. In general, third party contract packers account for a small proportion of our overall sales, but are especially used for new product categories (such as aseptic PET juices, ice teas and sports/isotonic drinks, coffee, juices in glass, kvass in PET). The use of third party contract packers for sparkling beverages is in significant decline.

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2008.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Italy	10	28
Greece	7	31
Austria	3	10
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	9
Cyprus	1	6

Total Established Countries	25	90

Developing Countries:
Poland	4	15
Hungary	2	8
Czech Republic	1	5
Croatia	3	7
Slovakia	1	4
Lithuania	1	2
Latvia(3)	—	—
Estonia	1	3
Slovenia(4)	—	—

Total Developing Countries	13	44

Emerging Countries:
Russian Federation(5)	14	56
Romania	4	14
Nigeria	12	30
Ukraine	1	12
Bulgaria	3	10
Serbia and Montenegro(6)	3	14
Former Yugoslav Republic of Macedonia(7)	1	3
Belarus	1	4
Bosnia and Herzegovina	1	4
Armenia	1	2
Moldova	1	1

Total Emerging Countries	42	150

Total	80	303

(1)
Excludes the snack food plant in Greece.

(2)
Excludes fountain product filling lines and snack food production lines.

(3)
We produce products for the Latvian market in Lithuania and Estonia.

(4)
Third party contract packers produce approximately 60% of the products for the Slovenian market. The remainder is produced by us (at our plants in Austria, Italy, Croatia, Hungary and Czech Republic).

(5)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation.

(6)
Includes plants and filling lines of Fresh & Co, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Serbia and Montenegro.

(7)
Includes plants and filling lines of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia.

        In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water. During 2008, we further developed our aseptic beverage capacity with the installation of aseptic lines in Switzerland, Ukraine, Czech Republic and Cyprus, as well as with expansion of existing aseptic capacity in Hungary and Poland. Additionally, a standalone production facility was acquired (through the acquisition of OOO Aqua Vision) to bring on board two further aseptic lines in the Russian Federation. By the end of 2008 we had 16 operating aseptic lines making us aseptic leader of the Coca-Cola bottling system in Europe.

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants that have enabled us to close older less efficient plants. For instance, in 2005, we commenced work on a project in Ireland to develop a single all-island production facility at Knockmore Hill which would replace our existing production facilities there. We have since closed our plants in Belfast and Dublin and have transferred all our production for Ireland to Knockmore Hill. In an effort to consolidate our supply chain infrastructure in Crete, Greece, in 2005 we commenced construction of a new manufacturing plant and warehouse, which was completed in 2006. Upon completion, we closed the existing facility and shifted operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, as part of our rationalization efforts, we closed our warehouses in Messologi, Corfu and Rhodes in Greece, in March 2006, as well as the Oradea plant in Romania in 2008. In the first quarter of 2007, we also established a new sparkling beverages plant at Abuja, the Nigerian capital to add capacity in the central region with growing demand. Originally containing only one returnable glass bottle production line, this plant now includes an additional PET production line. Finally, a new production facility is under construction at Rostov in the Russian Federation to meet product demand in the region and eastern Ukraine. This plant will be activated in 2009 with one aseptic production line, one PET production line and one can production line.

        On December 19, 2008 we announced that our production facility in Benin City, Nigeria, was substantially damaged by fire, resulting in the destruction of seven production lines. We expect that these production lines will be fully replaced by the end of 2009.

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

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements which have been prepared in accordance with IFRS and the other financial information contained elsewhere in this annual report. We have decided to include our IFRS financial statements in this Form 20-F effective from January 1, 2008, and have prepared our financial statements according to IFRS, including comparatives. In addition, a reconciliation showing material adjustments between our IFRS and US GAAP financial statements for the years ended December 31, 2007 and 2006 and our results of operations for those years is detailed in Schedule 1, "Transition from US GAAP to IFRS", included elsewhere in this report.

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

  •
  Tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2008.

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 95% of our sales volume in 2008. We operate in 28 countries, serving a population of approximately 550 million people (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

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

        Our products include both sparkling beverages, still and water beverages, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2008, our sparkling beverages category accounted for 65% and our combined still and water beverages category accounted for 35%, of our sales volume, respectively. Our core sparkling beverages brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (Diet Coke) and Coca-Cola Zero, which together accounted for approximately 59% of our total sales volume in 2008.

Key financial results

        We consider the key performance measures for the growth of our business and its profitability to be volume, operating profit, adjusted EBITDA, and ROIC. Within this framework, in light of the current financial and credit crisis, we are paying particular attention to volume and cash generation. Our calculation of ROIC is discussed in detail below. The following table shows our results with respect to the following key performance measures from the year ended December 31, 2006 to the year ended December 31, 2008, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	2008	% change	2007	% change	2006
Unit case volume (in millions)	2,115.5	4.8	2,018.8	12.9	1,788.0
Operating profit (euro in millions)	454.6	(35.3)	702.6	38.6	507.1
Adjusted EBITDA (euro in millions)	1,039.0	(2.6)	1,066.6	21.9	874.9
ROIC	6.4%	(45.8)	11.8%	26.9	9.3%

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2008, our sales volume increased by 96.7 million unit cases, representing a 4.8% increase compared to 2007. These figures reflect only a minor contribution from the operations of Socib S.p.A., acquired in December 2008. Volume growth was achieved across all beverage categories and reporting segments in 2008. The continued success of Coca-Cola Zero, together with volume gains achieved for Coke, Fanta and Sprite trademarks, supported the growth of the sparkling beverages category. Volume growth in the still and water beverages category was supported by solid gains across the juice, water, sports drink and ready-to-drink tea subcategories. This was also supported by innovation initiatives focused on high-value categories. Throughout 2008, we expanded the Nestea Vitao range of natural flavored teas to 14 countries and gained share in the ready-to-drink tea subcategory. In the first half of 2008, we also entered into a three-party joint venture with illycaffè S.p.A. and The Coca-Cola Company, which we expect will strengthen our position in the premium ready-to-drink coffee category. By the end of 2008, illy-branded products had been introduced in 10 of our territories.

        In 2007, our sales volume increased by 230.8 million unit cases, or 12.9%, compared to 2006. Excluding the contribution of our Italian water business, Fonti del Vulture S.r.l., during the first six months of 2007, full year volume grew by 11.1%, with all reporting segments achieving positive volume growth. This was due to increases in the market for sparkling beverages and still and water beverages products in our countries, the successful launch of Coca-Cola Zero and the activation of the "The Coke Side of Life" campaign for our sparkling beverages, new product and packaging innovation, as well as continued focus on offering our consumers increased choice and variety for our still and water beverages by introducing new flavors and beverages. In addition, our expanded coolers presence continued to support volume growth.

Operating profit

        In 2008, operating profit decreased by €248.0 million, or 35.3% in comparison with 2007. This reduction is primarily due to a non-cash impairment charge of €189.0 million recognized to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. Furthermore, on December 19, 2008, we announced that a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which we have a 66% interest, was substantially damaged by fire, resulting in an impairment charge of €15.8 million being recorded on certain assets, pending resolution of the resulting insurance claim. Other factors contributing to the decline in operating profit include higher commodity costs and reduced recovery of fixed costs from lower than expected volume growth in 2008.

        In 2007, operating profit increased by €195.5 million, or 38.6% in comparison with 2006. This comprised an additional €401.5 million contribution from gross profit, partially offset by an additional €206.0 million of selling, delivery, administrative and other operating expenses. Solid volume growth and higher operating leverage allowed us to grow operating profit ahead of volume.

Adjusted EBITDA

        We define adjusted EBITDA as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets, non-recurring items and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that EBITDA is useful to investors as a measure of operating performance because it considers the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that EBITDA is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies. Internally, our management uses adjusted EBITDA as one of the main measures to allocate resources and evaluate the performance of each of our business segments.

        In 2008, adjusted EBITDA decreased by €27.6 million over 2007, and in 2007 adjusted EBITDA increased by €191.7 million over 2006. These changes were due to the same factors that contributed to our operating profit changes during the same periods.

ROIC

        We use ROIC as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and profit after tax attributable to shareholders of the Group as defined and required under IFRS. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define ROIC as follows:

Operating profit + share of results of equity investments -
income tax expense - tax shield
Return on Invested Capital =
Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the relevant enacted Greek statutory tax rate. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        Our ROIC of 6.4% for 2008, represented a decrease of 45.8% over the ROIC of 11.8% for 2007. This decrease was primarily the result of the decrease of €248.0 million (or 35.3%) in operating profit compared to 2007. The reduction in growth of our ROIC was also due to the increase in our effective tax rate on the operating profit and share of results of equity investments from 21.8% in 2007 to 30.3% in 2008. The increase in our effective tax rate was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense. Capital employed increased by 5.8%, primarily due to an increase in the net borrowings by €388.3 million or 22.8%, reflecting the issue of a €500.0 million five-year bond under the €2.0 billion euro medium term note program, and was partially offset both by a decrease in shareholders' equity of €116.1 million or 3.9%, reflecting the negative effect of the translation of the financial statements of foreign subsidiaries given the recent significant weakening of currencies against the euro in many of our territories, and by dividend appropriations of €90.0 million in 2008.

        Our ROIC of 11.8% for 2007, represented an increase of 26.9% over the ROIC of 9.3% for 2006. This increase was primarily the result of significantly improved operating performance, which was reflected in the increase of €195.5 million (or 38.6%) in operating profit compared to 2006. The increase in our ROIC was also due to the decrease in our effective tax rate on the operating profit and share of results of equity investments from 22.7% in 2006 to 21.8% in 2007. This was largely due to the one-off tax benefit during 2007 resulting from the enactment of lower tax rates in a number of our countries (primarily in Italy and the Czech Republic), causing the redenomination of significant deferred tax liability balances. Capital employed increased by 10.1%, primarily due to an increase in shareholders' equity by €326.5 million or 12.4% reflecting mainly profit after tax attributable to shareholders of the Group of €472.3 million earned in 2007 that was partially offset by a €42.4 million negative effect from the translation of the financial statements of foreign subsidiaries, as many of our local currencies weakened against the euro, and dividend appropriations of €119.7 million in 2007. Net debt increased by 6.4% or €102.5 million, primarily due to the decrease in cash and cash equivalents.

	December 31, 2008	December 31, 2007	December 31, 2006
	(euro in millions, except percentages)
Tax shield:
Finance costs	(125.3)	(97.5)	(87.4)
Greek statutory tax rate	25.0%	25.0%	29.0%

	(31.3)	(24.4)	(25.3)
Numerator:
Operating profit	454.6	702.6	507.1
Share of results of equity investments	0.1	(1.6)	0.4
Tax	(106.4)	(128.4)	(89.9)
Tax shield	(31.3)	(24.4)	(25.3)

	317.0	548.2	392.3
Denominator:
Cash and cash equivalents	(724.6)	(197.0)	(305.5)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	448.2	259.2	270.0
Current portion of long-term borrowings	391.6	3.1	3.0
Current finance lease obligations	81.5	54.0	33.9
Long-term borrowings, less current portion	1,761.3	1,471.2	1,515.6
Long-term finance lease obligations	132.0	111.2	82.2

Net debt	2,090.0	1,701.7	1,599.2
Shareholders' equity	2,840.7	2,956.8	2,630.3

Capital employed	4,930.7	4,658.5	4,229.5

ROIC	6.4%	11.8%	9.3%

Major recent transactions

Summary of recent acquisitions

        In recent years, we have selectively broadened our portfolio of brands in our combined still and water beverages category through acquisition of natural mineral water and juice brands, in order to capture sales opportunities through our local distribution and marketing capabilities. While we remain open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of our core business strategy.

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
Fresh & Co d.o.o.	March 13, 2006	Juice	Emerging	Serbia	9.0
Lanitis Bros Public Limited	April 5, 2006	Sparkling beverages/Juice/Dairy	Established	Cyprus	72.5
Lanitis Bros Public Limited minority interest	throughout, 2006	Sparkling beverages/Juice/Dairy	Established	Cyprus	3.4
Fonti del Vulture S.r.l.	July 5, 2006	Water	Established	Italy	5.8
Yoppi Kft.	August 22, 2006	Vending	Developing	Hungary	1.9
Eurmatik S.r.l.	May 31, 2007	Vending	Established	Italy	17.5
OOO Aqua Vision	September 4, 2007	Sparkling beverages/Juice/Water	Emerging	Russian Federation	178.6
Socib S.p.A.	December 11, 2008	Sparkling beverages	Established	Italy	217.7

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

        Following completion of the tender offer, we initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited has been delisted from the Cyprus Stock Exchange. In July and August of 2006, we had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing our equity ownership to 99.91%. Effective March 28, 2008, we sold the "Lanitis" juice trademarks to The Coca-Cola Company for €5.5 million. In December 2008, we acquired the remaining share capital of Lanitis Bros Limited, bringing our equity ownership to 100%.

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

The acquisition of OOO Aqua Vision (2007)

        On September 4, 2007, we acquired 100% of OOO Aqua Vision (subsequently renamed LLC Aqua Vision), a company owning a newly constructed production facility in the Russian Federation. This acquisition provides us with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including sparkling beverages, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Total consideration for the acquisition was €177.7 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. Our acquisition costs amounted to €0.9 million. At the time of the acquisition, OOO Aqua Vision had recently launched juice products under the "botaniQ" trademark, and these were also included in the transaction. On February 29, 2008, the "botaniQ" trademark was sold to the Multon Z.A.O. group of companies (of which we own 50%) for a total of €7.6 million.

The acquisition of Socib S.p.A. (2008)

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €216.3 million (excluding acquisition costs) including the assumption of debt of €39.3 million. The consideration is subject to certain post-closing adjustments. Our acquisition costs amounted to €1.4 million.

Bonus issue of shares (2007)

        On October 15, 2007, our shareholders approved a share capital increase of €60.6 million through the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, the shareholders entitled to receive the bonus shares were those holding our shares at the close of trading on November 13, 2007. The trading price of our shares was adjusted at the opening of trading on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split on our historical basic and diluted earnings per share when the stock split was effected.

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

Sale of Römerquelle trademark (2008)

        On June 26, 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that acts as the operating entity, and that holds rights to the water source, for the Römerquelle group of brands. We have formed a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

Share buy-back (2009)

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that date, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such authorization. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. As at June 24, 2009, 695,200 shares have been bought back for a total of €10.0 million.

Distribution of Campbell Soup products (2009)

        On May 26, 2009, we entered into an agreement with the Campbell Soup Company ('Campbell') for the distribution of Campbell soup and broth products in the Russian Federation. Under the terms of the agreement, we are responsible for sales, distribution, in-store marketing and trade receivables management. Campbell is responsible for consumer and market research, brand management, marketing, product development and production. We are already distributing Campbell's Domashnaya Klassika products in the Moscow region pursuant to an existing distribution agreement and, in August 2009, we plan to expand distribution to over 100 cities and 12 regions of the Russian Federation, with nationwide distribution to follow.

Delisting from Australian Stock Exchange (2009)

        On June 2, 2009, we announced our intention to seek our removal from the official list of Australian Stock Exchange Limited, or ASX and suspension in trading of our CHESS Depository Interests on the ASX effective from the close of the market on August 26, 2009. We currently trade on the ASX by way of CHESS Depository Interests, or CDIs. We were admitted to the official list of the ASX on August 31, 2000. Since that time, some CDI holders have sought to convert their CDIs to shares. As a result, CDIs representing our shares now represent approximately 0.63% of our issued and outstanding capital stock. Our decision to delist is due to the low level of CDIs now quoted on the ASX and the low level of trading on the ASX compared to the other exchanges. These factors make it unlikely that we would seek to raise further equity capital via our ASX listing. In these circumstances, we wish to avoid the administrative costs of an ASX listing, including the higher level of regulatory compliance costs associated with multiple listings.

Application of critical accounting policies

        Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies include our more significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of our board of directors.

Basis of presentation and consolidation

        Our consolidated financial statements are prepared in accordance with IFRS both as issued by the IASB and as adopted by the EU.

        All IFRS issued by the IASB, which apply to the preparation of these financial statements, have been adopted by the EU following an approval process undertaken by the European Commission, except for International Accounting Standard ('IAS') 39, Financial Instruments: Recognition and Measurement ('IAS 39'). Following this process and as a result of representations made by the Accounting Regulatory Committee of the European Council, the latter issued the Directives 2086/2004 and 1864/2005 that require the application of IAS 39 by all listed companies with effect from 1 January 2005, except for specific sections that relate to hedging deposit portfolios. As we are not impacted by the sections that relate to hedging deposit portfolios, as reflected in the IAS 39 adopted by the EU, these financial statements have been prepared in compliance with both IFRS that have been adopted by the EU and IFRS as issued by the IASB.

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities and derivative financial instruments.

        Subsidiary undertakings are those companies in which we, directly or indirectly, have an interest of more than one-half of the voting rights or over which we have power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to us and cease to be consolidated from the date on which control is transferred out of us.

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired of the subsidiary is recorded as goodwill.

        All material intercompany transactions and balances between our subsidiaries are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by us.

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

        We are subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value in use of the cash-generating units to which they have been allocated. The value in use calculation requires that we estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in note 9 to our consolidated financial statements.

Revenue recognition

        Revenues are recognized when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably. Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying our products in their stores. Fees that are subject to contractual-based term arrangements are amortized over the term of the contract. All other listing fees are expensed as incurred. We receive certain payments from The Coca-Cola Company in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognized as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure to which they relate.

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2008, there was €1,918.0 million of intangible assets recorded on our balance sheet, reflecting 25.5% of our total assets. The main components of this intangible asset balance were €1,657.1 million of goodwill, €159.9 million of franchise agreements (primarily related to our bottlers' agreements with The Coca-Cola Company) and €85.5 million of trademarks. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment annually and whenever there is an indication of impairment. Goodwill and indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

        For the purpose of impairment testing, goodwill and other indefinite-lived intangible assets are allocated to each of our cash-generating units expected to benefit from the business combination in which the goodwill arose. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognized against goodwill are not reversed in subsequent periods.

        Intangible assets with finite lives consist mainly of trademarks and water rights and are amortized over their useful economic lives. The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of trademarks recorded by Coca-Cola Hellenic have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case. The useful life of franchise agreements is based on the term of the respective franchise agreements. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date. Our franchise agreements have therefore been assigned indefinite useful lives. The useful lives assigned to intangible assets with both finite useful lives and indefinite useful lives are evaluated on an annual basis.

        Goodwill and fair value adjustments arising on the acquisition of subsidiaries are included in the assets and liabilities of those subsidiaries. These balances are denominated in the currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities held in the subsidiary.

Property, plant and equipment

        As of December 31, 2008, the net book value of property, plant and equipment was €2,994.2 million, representing 39.8% of total assets.

        All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred. Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets.

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not subject to amortization but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Derivative financial instruments

        All derivative financial instruments are initially recognized in the balance sheet at fair value and are subsequently remeasured to their fair value. Changes in the fair values of derivative financial instruments are recognized at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

        We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative financial instruments designated as hedging instruments to specific assets, liabilities, firm commitments or forecast transactions. We also document our assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        We use financial instruments, including interest rate swaps, options, currency and commodity derivatives. Their use is undertaken only as economic and accounting hedges to manage interest, currency and commodity price risk associated with our underlying business activities. We do not undertake any trading activity in financial instruments.

        Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognized directly in equity and the ineffective portion is recognized immediately in profit or loss. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in profit or loss as they arise. Regular way purchases and sales of financial assets are accounted for at trade date.

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period.

Employee benefits—pensions and post retirement benefits

        We operate a number of defined benefit and defined contribution pension plans in our territories. The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant our subsidiaries. The liability recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognized as income or expense, when the cumulative unrecognized actuarial gains or losses for each individual plan exceed 10% of the greater of the defined benefit obligation or the fair value of plan assets. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognized over the average remaining service lives of participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested and otherwise amortized over the average remaining service lives of the participating employees.

        A number of our operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

        Our contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

        We issue equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to our senior managers. Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of our plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic's share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

        For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognized at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options.

        In addition, we operate a stock purchase plan, in which eligible employees can participate. Our contributions to the stock purchase plan are charged to the income statement over their vesting period. Any unvested shares held by the trust are owned by us and are recorded at cost in the balance sheet within equity as shares held for equity compensation plan until they vest.

Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. We recognize termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where our subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realized or deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by us, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The total cost of concentrate expensed during 2008 amounted to €1,297.2 million, as compared to €1,208.5 million for 2007 and €1,054.1 million in 2006. Concentrate represented approximately 35.9% of our total cost of goods sold in 2008, compared with 35.0% in 2007 and 34.1% in 2006. Concentrate cost has increased as a percentage of cost of sales during 2007 and 2008 caused by a change in mix towards products with a higher concentrate cost, such as "light" sparkling beverages, Nestea, PowerAde and Burn. Under our bottlers' agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers' agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

        We expect amounts of concentrate purchased from The Coca-Cola Company to track our sales volume growth. We anticipate the price of concentrate we purchase from The Coca-Cola Company for each of the countries in which we operate to be determined mainly by reference to inflation and our ability to implement price increases in the relevant country.

Pricing in countries outside the EU

        The Coca-Cola Company is also entitled, under the bottlers' agreements and to the extent permitted by local law, to set the maximum price we may charge to our customers in countries outside the EU. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices in our countries outside the EU could give The Coca-Cola Company considerable influence over our gross profit margins.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €45.8 million, €53.6 million and €50.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2008, such contributions totaled €37.6 million as compared to €44.1 million in 2007 and €29.9 million in 2006. Payments for marketing programs not specifically attributable to a particular customer are recognized as a reduction of selling expenses. In 2008, these contributions amounted to €15.2 million compared to €21.9 million in 2007 and €20.5 million in 2006. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments was nil in 2008 as compared to €40.5 million in 2007 and €83.3 million in 2006. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Management believes the risk of reimbursements is remote. Further support payments are made solely at the discretion of The Coca-Cola Company.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. During 2008, we sold trademarks to The Coca-Cola Company for total cash proceeds of €35.0 million. Of this, €25.7 million related to the sale of the "Römerquelle" trademark, €5.5 million to the sale of the "Lanitis" juice trademark and €3.8 million related to the sale of the "botaniQ" trademark. The €3.8 million paid for the "botaniQ" trademark represented The Coca-Cola Company's share of the €7.6 million purchase price paid by the Multon Z.A.O. group. In June 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands.

        Other income primarily comprises rent, facility and other costs of €2.9 million in 2008 compared to €5.2 million in 2007 and €2.0 million in 2006 and a toll-filling relationship in Poland of €18.2 million in 2008 compared to €14.7 million in 2007 and €15.6 million in 2006. Other expenses relate to facility costs charged by The Coca-Cola Company, and shared costs. These other expenses amounted to €2.5 million in 2008, €0.6 million in 2007 and €4.0 million in 2006. With the exception of the toll-filling arrangements, balances are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €93.7 million in 2008, as compared to €75.2 million in 2007 and €87.6 million in 2006. The purchases of finished goods are primarily purchases of PowerAde product. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €102.0 million in 2008, as compared to €86.8 million in 2007 and €65.2 million in 2006. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2006 to 2008 reflects both the broader availability of Nestea products across our markets and increased demand for those products.

        During 2008, we sold €11.7 million of finished goods and raw materials to The Coca-Cola Company, as compared to sales of €13.0 million for 2007 and of €17.2 million for 2006.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at December 31, 2008, The Coca-Cola Company owed us €106.8 million, as compared to €93.7 million as at December 31, 2007, and €65.8 million as at December 31, 2006. We owed The Coca-Cola Company a total of €160.0 million, €131.5 million and €122.9 million as at December 31, 2008, 2007 and 2006, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

Economic conditions

        Difficult economic and financial conditions impacted our operating performance and financial results in 2008. Raw material cost pressures persisted throughout most of the year, with PET, aluminum and fruit juice commodities being particularly impacted. In the second quarter of 2008, the global financial and credit crisis contributed to declines in consumer confidence and spending. Such declines in consumer confidence and spending compounded the negative effects of the persisting raw materials cost pressures. Economic turmoil also contributed to falling GDP growth rates and rising unemployment rates during the third and fourth quarters. This contributed to certain consumers shifting away from single serve packages and the immediate consumption channel more generally. Certain of our developing and emerging countries were also impacted by dramatic declines in foreign investment and public spending. In the third and fourth quarters of 2008, the Russian Federation was particularly impacted by the decline in the value of certain of its principle exports, including oil and gas. Certain developing and emerging countries also experienced significant exchange rate volatility, and such exchange rate volatility had a material impact on our financial results and our operating profit in particular.

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

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2008, for example, approximately 18% of our additions of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 77.2% of our total cost of goods sold in 2008, as compared to 77.1% in 2007 and 76.8% in 2006. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below under "Impact of governmental, economic, fiscal, monetary and political policies—Expansion of the EU".

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended in June 2004 and, again in December 2008, on substantially similar terms, to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client.

        The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers.

        During 2008, we made purchases from Frigoglass S.A. totaling €117.5 million, compared to €95.8 million in 2007 and €216.9 million in 2006. The purchases from Frigoglass S.A. in 2008 were comprised of €82.6 million for coolers and other cold drink equipment and spare parts and €34.9 million for raw and packaging materials and other purchases. This compares to €64.2 million for the purchase of coolers and other cold drink equipment and spare parts and €31.6 million for purchases of raw and packaging materials in 2007 and €183.2 million and €33.7 million, respectively, in 2006. The reduction in total purchases of €121.1 million from 2006 to 2007 was primarily a reflection of a €99.0 million reduction in direct purchases of coolers for the Russian Federation. Requirements for coolers in the Russian Federation are now being met by entering into finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to, had we purchased the coolers directly from Frigoglass S.A. Kar-Tess Holding S.A. holds a 44.1% interest in Frigoglass S.A. You should read Item 7B "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding S.A.—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

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

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2008, for example, we realized 20.3% of our sales volume in the first quarter, 27.6% in the second quarter, 28.8% in the third quarter and 23.3% in the fourth quarter.

Foreign currency

        Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

  •
  Our operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Slovenia, Slovakia and Montenegro have functional currencies other than our reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at December 31, 2008, all of our concentrate, which represents 46.5% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

        The Greek statutory income tax rate for 2006 was 29.0% and was decreased to 25.0% from 2007 onwards. Statutory income tax rates in the countries in which we operate range from 0% to 31%. Our effective income tax rate increased to 31% for 2008, as compared to 21% in 2007. This increase was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.0% of the €1,918.0 million of intangible assets recorded on our balance sheet as at December 31, 2008 relates to assets that have indefinite useful lives.

        We conduct tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets annually and whenever there is an indication of impairment. Our most current test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired by €189.0 million.

Impact of governmental, economic, fiscal, monetary and political policies

Expansion of the EU

        On May 1, 2004, nine countries in which we operate entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on January 1, 2007.

        These countries have implemented extensive reforms to enable the transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. We believe that, overall, we will benefit from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU.

        The enlargement of the EU has resulted in the application to all but one of our developing countries of EU labor, tax, accounting and environmental regulations, with a resulting increase in the cost and complexity of compliance, at least in the short-term. In particular, the implementation of the EU packaging directive in the new EU countries has further restricted our ability to use certain packaging materials or methods.

        Our EU accession countries have adopted the EU sugar regime as of the date of their accession. This means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. Our operations in these eleven countries use either sugar or high fructose syrup locally produced or imported from another EU country during the production process. The cost of these sweeteners has increased as a result of the accession to the EU of these countries. Prior to accession, our sweetener prices varied from just below to significantly below the EU intervention price. Post accession there has been a significant rise in sweetener costs in these countries. We expect that the ongoing reform of the EU sugar regime will result in a gradual reduction in sugar costs starting in 2009. A portion of these savings will be invested in increased marketing and promotional activities aimed at building brand equity and supporting revenue growth. Considerable recent increases in energy and transport costs are expected to increase our cost of sugar.

        The entry into the EU of eleven of our countries has also increased their exposure to imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system. Currently, the prices of our products in our EU developing and emerging countries are generally lower than the prices of non-alcoholic beverages, including trademarked products of The Coca-Cola Company sold in the other EU countries. In addition, the enlargement of the EU could lead to an increase of imports by wholesalers and large retailers of lower priced products we produce and sell in any of our EU developing and emerging countries to our other territories, particularly our established countries, where prices of our products are generally higher than prices in most of our developing countries. While this practice would not necessarily affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products. It could also lead to an increase of our overall sales volume as wholesalers and large retailers from EU countries that are not amongst our territories with higher priced non-alcoholic beverages may choose to purchase some or all of their supplies from our operations.

        The Coca-Cola Company may also seek to increase concentrate prices in our eleven countries that entered the EU in 2004 and in 2007 in order to bring concentrate prices in those countries in line with the rest of the EU, in which case, maintaining our profit margin will partly depend on our ability to recover the increased concentrate cost by implementing price increases in the relevant countries.

        Croatia submitted an application for entry to the EU on February 21, 2003. The European Council of June 17 and 18, 2004 decided that Croatia was a candidate country. Croatia is now in accession negotiations with the EU and these negotiations are reported to be progressing normally.

EU competition law

        Our business activities affecting the EU are subject to EU competition law. Between 1999 and 2004, the Directorate General for Competition of the European Commission conducted an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. In 2004, together with The Coca-Cola Company and other Coca-Cola bottlers, we engaged in a dialogue with the European Commission to identify and address the commercial practices under review by the Commission. As part of this dialogue, we submitted draft proposals incorporating undertakings that address all such practices in the EU. On June 22, 2005, the European Commission announced that it had adopted a Commitment Decision based on this undertaking and following consultation with us, The Coca-Cola Company and the other Coca-Cola bottlers, as well as national competition authorities of the member states of the EU, relied on the undertaking as a basis for terminating its investigation. The undertaking potentially applies in the Member States of the European Economic Area, covering those channels of distribution where The Coca-Cola Company-branded sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applies to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. As part of our dialogue with the European Commission, we had already taken steps to adjust some of our commercial practices prior to the adoption of the undertaking, and we believe that our compliance with the undertaking will not have a material adverse effect on our business and financial results. The full text of the undertaking is available on our corporate website at www.coca-colahellenic.com.

A.    Operating results

Year ended December 31, 2008 compared to year ended December 31, 2007

        The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2007 to the year ended December 31, 2008.

	Coca-Cola Hellenic Bottling Company S.A.
	2008	2007	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	6,980.7	6,461.9	8.0
Cost of goods sold	(4,169.6)	(3,807.3)	9.5

Gross profit	2,811.1	2,654.6	5.9
Operating expenses	(2,151.7)	(1,952.0)	10.2
Impairment of intangible assets	(189.0)	—	—
Non-recurring items	(15.8)	—	—

Operating profit	454.6	702.6	(35.3)
Finance income	16.9	11.7	44.4
Finance costs	(125.3)	(97.5)	28.5

Finance costs (net)	(108.4)	(85.8)	26.3
Share of results of equity investments	0.1	(1.6)	(106.3)

Profit before tax	346.3	615.2	(43.7)
Tax	(106.4)	(128.4)	(17.1)

Profit after tax	239.9	486.8	(50.7)

Attributable to:
Minority interests	12.3	14.5	(15.2)
Shareholders of the Group	227.6	472.3	(51.8)

	239.9	486.8	(50.7)

Adjusted EBITDA	1,039.0	1,066.6	(2.6)
Unit case volume	2,115.5	2,018.8	4.8

        The following table shows certain income statement and other financial data for the years ended December 31, 2008 and December 31, 2007, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2008	2007
Net sales revenue	100.0	100.0
Cost of goods sold	(59.7)	(58.9)

Gross profit	40.3	41.1
Operating expenses	(30.8)	(30.2)

Operating profit	6.5	10.9

Adjusted EBITDA	14.9	16.5

Volume

        In 2008, our sales volume increased by 96.7 million unit cases, or 4.8%, compared to 2007. Our emerging markets segment accounted for 60.5%, our developing markets segment for 25.6% and our established markets segment for 13.9% of the increase, respectively. These figures reflect only a minor contribution from the operations of Socib S.p.A., acquired in December 2008.

        Unit case volume grew 6.5% in 2008 in our developing markets segment. The developing markets segment achieved volume growth across all beverage categories in 2008. In particular, our sparkling beverages category volume grew in the mid-single digits supported by solid growth of the Coke and Sprite trademarks and our combined still and water beverages subcategories. Poland, the largest country of operation in the developing markets segment, was a major contributor to our overall volume growth. Volume in Poland grew by 12.8%, representing a 20.2% contribution to the increase in overall volume, supported by solid growth in the sparkling beverages category, and in the juice and ready-to-drink tea subcategories. Our remaining developing markets contributed 5.4% to our overall volume growth.

        Unit case volume grew 6.1% in 2008 in our emerging markets segment. The second major contributor to the increase in our overall volume was our Romanian operation, contributing 19.7%, supported by the performance of premium sparkling brands, the doubling of the Nestea volume and an increase in the water subcategory, partly offset by the decline of our Cappy Tempo brand. Nigeria, Ukraine and Bulgaria contributed 16.6%, 9.5% and 9.1% respectively to our total sales volume increase, driven by our continuous focus on market execution. Our remaining emerging countries contributed 5.6% to our total volume growth.

        Unit case volume grew 2.0% in 2008 in our established markets segment, including a contribution of 2.8 million unit cases from the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of this acquisition, our established markets segment made a positive contribution of 11.3% to our overall volume increase. Excluding the contribution of Socib S.p.A., Italy grew volume by 3.2% for the full year, representing an 8.6% contribution to the increase in overall volume, supported by solid growth of the Fonti del Vulture water brand and the successful launch of our Amita juice brand earlier in the year. Our remaining established countries contributed 2.4% to our overall volume growth.

Net sales revenue

        We recognize net sales revenue at the time we deliver products to our customers. You should read "Application of critical accounting policies—Revenue recognition" above for more information on when we recognize revenue.

        Net sales revenue increased by €518.8 million in 2008 compared with 2007, primarily reflecting increased price realization in several markets.

        Of the €518.8 million increase in our overall net sales revenue in 2008 compared with 2007, €287.0 million, or 55.3% of the increase, was attributable to our emerging markets segment. Despite a decline in volume in the Russian Federation, the Russian Federation contributed €75.6 million or 14.6% of the increase in our overall net sales revenue, because of implemented price increases. Our ongoing focus on brand investment and strong outlet execution in the Russian Federation also contributed to market share gains in the non-alcoholic ready-to-drink beverage category. Nigeria contributed €55.7 million or 10.7% of the increase in our overall net sales revenue, primarily as a result of increase in sales volume and secondarily due to price realization.

        In our developing markets segment, net sales revenue increased by €162.5 million compared with 2007, representing a 31.3% contribution to the increase in our overall net sales revenue. Poland was a major contributor to this increase, with a net sales revenue increase of €114.8 million or 22.1% of the increase in our overall net sales revenue, supported by a price increase introduced in the immediate consumption channel across almost all categories. Net sales revenue growth in the developing markets segment was strongly supported by a foreign exchange effect, which was favorable for the first three quarters of the year.

        Our established countries contributed €69.3 million, or 13.4% the increase in our overall net sales revenue, of which €10.6 million was attributable to the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of its acquisition, Italy contributed €31.9 million to the increase in our overall net sales revenue, while Austria contributed €33.0 million to the increase in our overall net sales revenue, supported primarily by volume growth, price realization in the immediate consumption channel in the first quarter and on selected packages in the future consumption channel in the third quarter.

        Overall pricing, in terms of net sales revenue per unit case increased to €3.30 in 2008 compared with €3.20 in 2007.

Cost of goods sold

        Our cost of goods sold is comprised of raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case increased by 4.5% from €1.89 in 2007, to €1.97 in 2008, driven by raw material cost pressures, experienced throughout most of 2008, particularly PET.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally increased from 20.6% of our net sales revenue in 2007, to 21.4% in 2008. Depreciation included in our cost of goods sold increased from €165.8 million in 2007 to €179.5 million in 2008.

Gross profit

        Our gross profit margin decreased from 41.1% in 2007, to 40.3% in 2008, as a result of the increase in the cost of goods sold exceeding the increase of net sales revenue.

Operating expenses

        Our selling expenses include the cost of our sales force, advertising expenses and our investment in coolers. Delivery expenses consist primarily of the cost of our fleet of vehicles, distribution centers and warehouses through which we distribute a significant portion of our products, as well as fees charged by third party shipping agents. Also included in our selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centers and warehouses and other non-production related items. The single most significant component of our selling, delivery and administrative expenses is the cost of our sales force.

        In 2008, our selling costs (including depreciation) amounted to €1,059.0 million, as compared to €983.6 million in 2007. The ratio of selling costs over net sales revenue remained stable compared to 2007 at 15.2%. The increase in selling costs was due to the growth in sales and associated selling costs, particularly in Poland, Serbia and Ukraine, reflecting our focus on strengthening our sales force and improving marketing efforts. Another important contributor was the increase in selling costs in the Russian Federation due to the first year contribution of Aquavision and an increase of sales staff in anticipation of the peak sales season.

        Delivery costs (including depreciation), increased, in absolute terms, to €658.7 million in 2008 from €565.9 million in 2007, reflecting increased sales volume and high fuel costs during our summer period, which triggered an increase in delivery costs (including depreciation) per unit case, from €0.28 in 2007 to €0.31 in 2008.

        Administrative expenses (including depreciation) amounted to €419.8 million in 2008, compared to €392.5 million in 2007. Administration costs slightly decreased as a percentage of net sales revenue compared to 2007, from 6.1% in 2007 to 6.0% in 2008.

        Stock option expenses amounted to €9.3 million in 2008, compared with €5.8 million in 2007. Amortization of intangible assets increased from €3.4 million in 2007 to €3.7 million in 2008.

        During 2008 and 2007, we recognized deferred tax assets on losses that had previously not been recognized on acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12(R), Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and tax in the income statement. Therefore, a charge of €1.2 million has been recorded in operating expense for the full year of 2008, compared to €0.8 million in 2007, and a deferred tax credit of €0.9 million has been recorded for the full year of 2008, compared to €0.6 million in 2007, included within tax on the income statement.

        No restructuring costs were incurred in 2008 and 2007.

        The inclusion of warehousing and distribution costs in operating expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2008 would be €2,152.3 million compared to €2,088.1 million for 2007, and our gross margin for 2008 would be 30.8% compared to 32.3% for 2007.

Impairment of intangible assets

        Following the annual impairment testing process in accordance with IAS 36, Impairment of assets, we recognized a non-cash impairment charge of €189.0 million to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. The impairment charge relating to our Irish operations resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro.

Non-recurring items

        On December 19, 2008, we announced that a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which we have a 66% interest, was substantially damaged by fire resulting in an impairment charge of €15.8 million which was recorded on certain assets, pending resolution with the insurers of the resulting claim.

Operating profit

        Operating profit decreased by 35.3% in 2008, mainly due to the non-cash impairment charge of €189.0 million that was recognized to reduce the carrying amount of certain intangible assets and the incident in Nigeria that resulted in an impairment charge of €15.8 million. Excluding the effect of these items operating profit decreased by 6%, as a result of the reduced volume growth, higher commodity costs and reduced recovery of fixed costs on lower than expected volume growth in 2008.

Finance income

        Finance income increased from €11.7 million for 2007 to €16.9 million for 2008, as a result of higher interest rates in 2008. Average short-term interest rates increased by approximately 47 basis points in 2008 compared to 2007.

Finance costs

        Finance costs increased from €97.5 million for 2007 to €125.3 million for 2008, as a result of higher interest rates in 2008. Average short-term interest rates increased by approximately 47 basis points in 2008 compared to 2007.

Share of results of equity investments

        The share of results of equity investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% (2007: 23.9%) holding held by Nigerian Bottling Company plc, in which we have a 66.4% (2007: 66.4%) interest and Fonti del Vulture S.r.l. a joint venture engaged in the production of water products in Italy. The share of results of equity investments increased from a loss of €1.6 million in 2007 to an income of €0.1 million in 2008.

Tax

        Our effective tax rate increased from 21% in 2007 to 31% in 2008. This increase was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense.

Profit after tax attributable to minority interests

        Profit after tax attributable to minority interests consists primarily of the public shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange, as well as from our minority interests in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia operations of 44.7%, 14.6% and 10.9% respectively. Minority interests decreased from €14.5 million in 2007 to €12.3 million in 2008, as a consequence of the net profit reduction of our Nigerian operation.

Profit after tax attributable to shareholders of the Group

        Profit after tax attributable to shareholders of the Group was €227.6 million in 2008, as compared to €472.3 million in 2007. The €244.7 million decrease, as explained above, was primarily due to the non-cash impairment charge of €189.0 million that was recognized to reduce the carrying amount of certain intangible assets and the fire incident in Nigeria that resulted in an impairment charge of €15.8 million. Excluding the effect of these items, profit after tax attributable to shareholders of the Group decreased by 10% in 2008, as a result of the same factors that contributed to the reduction of our operating profit.

Adjusted EBITDA

        In 2008, our adjusted EBITDA decreased by 2.6% over 2007 as a result of the same performance factors that contributed to the reduction of our operating profit.

Year ended December 31, 2007 compared to year ended December 31, 2006

        The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2006 to the year ended December 31, 2007.

	Coca-Cola Hellenic Bottling Company S.A.
	2007	2006	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	6,461.9	5,616.3	15.1
Cost of goods sold	(3,807.3)	(3,363.2)	13.2

Gross profit	2,654.6	2,253.1	17.8
Operating expenses	(1,952.0)	(1,746.0)	11.8

Operating profit	702.6	507.1	38.6
Finance income	11.7	11.0	6.4
Finance costs	(97.5)	(87.4)	11.6

Finance costs (net)	(85.8)	(76.4)	12.3
Share of results of equity investments	(1.6)	0.4	(500.0)

Profit before tax	615.2	431.1	42.7
Tax	(128.4)	(89.9)	42.8

Profit after tax	486.8	341.2	42.7

Attributable to:
Minority interests	14.5	7.5	93.3
Shareholders of the Group	472.3	333.7	41.5

	486.8	341.2	42.7

Adjusted EBITDA	1,066.6	874.9	21.9
Unit case volume	2,018.8	1,788.0	12.9

        The following table shows certain income statement and other financial data for the years ended December 31, 2007 and December 31, 2006, expressed in each case as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	2007	2006
Net sales revenue	100.0	100.0
Cost of goods sold	(58.9)	(59.9)

Gross profit	41.1	40.1
Operating expenses	(30.2)	(31.1)

Operating profit	10.9	9.0

Adjusted EBITDA	16.5	15.6

Volume

        In 2007, our sales volume increased by 230.8 million unit cases, or 12.9%, compared to 2006. Our emerging markets accounted for 56.1%, our developing markets for 16.1% and our established markets for 27.8% of the increase, respectively.

        The increase in our sales volume in 2007 in part reflects a more general increase in the market for sparkling and still and water products due to largely favorable economic conditions throughout the year, improving political stability and consumer confidence in our emerging market countries and favorable weather conditions in most of our territories during the key second and third quarters.

        The performance of our established markets was supported by the first full year contribution of Fonti del Vulture S.r.l., which was acquired in July 2006, representing a 16.0% contribution to the increase in total sales volume. Excluding the effect of this acquisition, our established territories made a positive contribution of 11.8% to our total sales volume growth. In particular, Greece made a positive contribution of 4.5% which was driven by the successful launch of Coca-Cola Zero, product innovation on our Amita juice brand and continuous improvement of market activation indicators. Italy's sales volume (excluding Fonti del Vulture S.r.l.) increased by 2.7% reflecting the focus on light products, including the launch of Coca-Cola Zero and the continued development of the direct distribution system. The remaining established markets contributed 4.6% to our sales volume growth.

        The second major contributor to our overall volume was our operation in the Russian Federation, accounting for 15.9% of the increase in total sales volume, with strong growth across the sparkling beverage category and the combined still and water beverage category. This has been achieved as a result of improvement of the economy in the Russian Federation, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in production capacity and sales and distribution infrastructure. Romania, Ukraine and Serbia accounted for 14.4%, 7.7% and 6.7%, respectively, of our total sales volume increase, driven by our continuous focus on market execution. The remaining emerging markets contributed 11.4% to our sales volume growth.

        All operations in the developing markets segment reported strong volume growth. In particular, Poland contributed 8.2% to our total sales volume increase, supported by increased outlet penetration and the introduction of new products and packaging. The remaining developing countries contributed 7.9% to our sales volume growth.

Net sales revenue

        We recognize net sales revenue at the time we deliver products to our customers. You should read "Application of critical accounting policies—Revenue recognition" above for more information on when we recognize revenue.

        Net sales revenue increased by €845.6 million in 2007 over 2006, reflecting a significant overall increase in sales volume combined with increased price realization in several markets. Of the €845.6 million increase in net sales revenue in 2007 compared with 2006, €492.3 million, or 58.2% of the increase, was attributable to the emerging markets segment. The contribution of our operations in the Russian Federation was €198.1 million. This reflected increased selling prices and a volume growth of 11.7%, achieved as a result of improvement of the economy in the Russian Federation, increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in production capacity and sales and distribution infrastructure. In addition, Romania contributed €125.2 million as a result of volume growth, driven by the investment in our production infrastructure and our strong distribution network which covers the entire territory, and price realization. Nigeria made a positive contribution of €29.2 million, a 7.9% increase compared to 2006, primarily aided by price realization.

        Our established countries contributed €160.5 million, or 19.0% to the total increase, of which €23.8 million was attributable to the second year contribution of Fonti del Vulture S.r.l. Excluding the effect of the acquisition, Italy made a positive contribution of €46.6 million, reflecting the successful launch of Coca-Cola Zero and strong performance in cans and 0.5 liter PET and selective price increases. Greece made a positive contribution of €59.6 million, primarily due to volume growth, channel mix and price realization.

        In the developing markets, net sales revenue increased by €192.7 million over 2006. The increase comprised a €81.8 million and €39.7 million contribution from our Polish and Hungarian operations, respectively, combined with a positive contribution of €71.2 million from the remaining developing market countries.

        Overall pricing, in terms of net sales revenue per unit case slightly increased to €3.20 in 2007 compared with €3.14 in 2006. This largely reflects the effect of our initiatives for price realization and to improve channel and package mix, offset by an overall weakening of the local currencies against the euro.

Cost of goods sold

        Our cost of goods sold comprises raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case increased marginally from €1.88 in 2006, to €1.89 in 2007 as a result of increased raw materials costs.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, marginally increased from 20.4% of our net sales revenue in 2006, to 20.6% in 2007. Depreciation included in our cost of goods sold increased from €158.6 million in 2006 to €165.8 million in 2007.

Gross profit

        Our gross profit margin increased from 40.1% in 2006, to 41.1% in 2007, as a result of the increase in the cost of goods sold that was smaller compared to the increase of net sales revenue.

Operating expenses

        We distinguish our operating expenses into selling, delivery and administrative expenses. Our selling expenses include the cost of our sales force, advertising expenses and our investment in coolers. Delivery expenses consist primarily of the cost of our fleet of vehicles, distribution centers and warehouses through which we distribute a significant portion of our products, as well as fees charged by third party shipping agents. Also included in our selling, delivery and administrative expenses is depreciation, mainly of coolers, vehicles, distribution centers and warehouses and other non-production related items. The single most significant component of our selling, delivery and administrative expenses is the cost of our sales force.

        In 2007, selling costs (including depreciation) amounted to €983.6 million, as compared to €857.3 million in 2006. The ratio of selling costs over net sales revenue marginally decreased to 15.2% from 15.3% in 2006. The increase in selling costs was due to the growth in sales and associated selling costs, particularly in Greece, Nigeria and the Russian Federation. The increase in selling costs reflects our focus on strengthening our sales force and improving marketing efforts.

        Delivery costs (including depreciation) increased, in absolute terms, to €565.9 million in 2007 from €490.2 million in 2006 reflecting increased sales volume. Also, there was an increase in delivery costs (including depreciation) per unit case, from €0.27 in 2006 to €0.28 in 2007.

        Administrative expenses (including depreciation) amounted to €392.5 million in 2007, compared to €322.9 million in 2006. Administration costs increased as a percentage of net sales revenue, from 5.7% in 2006 to 6.1% in 2007.

        Stock option expenses amounted to €5.8 million in 2007, compared to €4.0 million in 2006 and amortization of intangible assets increased from €2.4 million in 2006 to €3.4 million in 2007.

        During 2007 and 2006, we recognized deferred tax assets on losses that had previously not been recognized on acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12(R), Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and tax in the income statement. Therefore, a charge of €0.8 million has been recorded in operating expense for the full year of 2007, compared to €7.8 million in 2006, and a deferred tax credit of €0.6 million has been recorded for the full year of 2007, compared to €7.8 million in 2006, included within tax on the income statement.

        No restructuring costs were incurred in 2007, as compared to €51.8 million in 2006. Of the €51.8 million charges, €36.0 million represented cash restructuring charges, €9.5 million was recorded for impairment of property, plant and equipment and €6.3 million was in the form of accelerated depreciation. On February 24, 2006, production in the Athens plant ceased. In addition, on March 10, 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. Additional restructuring was undertaken in Greece in December 2006, following an organizational streamlining across the administrative support and logistic functions. A total restructuring charge for Greece of €22.1 million (cash and non-cash) was recorded in the full year of 2006. In Nigeria, restructuring charges in the full year of 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants was transferred to other production sites within Nigeria. In addition, our Nigerian operation invested in a new production facility in Abuja. In Ireland, during the full year of 2006, €6.3 million of accelerated depreciation and €1.5 million of redundancy charges were recorded in relation to the project to develop a single all-island production facility. In Croatia, €5.1 million of restructuring charges were recorded in 2006 in respect of rationalization of the delivery function by outsourcing it to third party contractors. A further €8.9 million of restructuring charges was incurred in 2006 in relation to other restructuring activities throughout our territories.

        There were no exceptional operating items in 2007 similar in size to the impairment of bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets, following a decision to accelerate the implementation of our refillable bottle strategy, for a total of €15.0 million, the gain from the sale of the production site in Dublin of €14.7 million and the provision for the fine imposed by the Greek Competition Authority of €9.3 million in 2006. We did, however, recognize a reduction in the fine of €2.8 million in 2007, following a decision of the Court of Appeals. For additional information related to the fine imposed by the Greek Competition Authority, you should read Item 8A, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings".

        The inclusion of warehousing and distribution costs in selling, delivery and administrative expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2007 would be €2,088.1 million compared to €1,762.9 million for 2006, and our gross margin would be 32.3% for 2007 compared to 31.4% for 2006.

Operating profit

        Operating profit increased by 38.6% in 2007. Solid sales volume growth, gross profit margin improvement and higher operating leverage allowed us to grow operating profit ahead of volume while positioning ourselves to capture future growth opportunities.

Finance income

        Interest income increased from €11.0 million for 2006 to €11.7 million for 2007, as a result of higher interest rates in 2007. Average short-term interest rates increased by approximately 120 basis points in 2007 compared to 2006.

Finance costs

        Interest expense increased from €87.4 million for 2006 to €97.5 million for 2007, as a result of higher interest rates in 2007. Average short-term interest rates increased by approximately 120 basis points in 2007 compared to 2006.

Share of results of equity investments

        The share of results of equity investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% (2007: 23.9%) holding held by Nigerian Bottling Company plc, in which we have a 66.4% (2007: 66.4%) interest and Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of results of equity investments decreased from an income of €0.4 million in 2006 to a loss of €1.6 million in 2007, due to the first time inclusion of the losses generated by Fonti del Vulture S.r.l. in the second half of 2007.

Tax

        Our effective tax rate decreased from 22% in 2006 to 21% in 2007. This decrease was attributed to the enactment of lower statutory tax rates in a number of our territories. Tax holiday exemptions and capital investment incentives also increased during 2007. The reduction of our effective tax rate was partially offset by an increase in non-deductible expenses.

Profit after tax attributable to minority interests

        Minority interests consist primarily of the public shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange as well as from the from our minority interests in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia operations of 44.7%, 14.6% and 10.9% respectively. Minority interests increased from €7.5 million in 2006 to €14.5 million in 2007, as a consequence of the improved performance of our Nigerian operation.

Profit after tax attributable to shareholders of the Group

        Profit after tax attributable to shareholders of the Group was €472.3 million in 2007, as compared to €333.7 million in 2006. The €138.6 million increase, as explained above, was primarily due to the improvement in our operating profit.

Adjusted EBITDA

        In 2007, our adjusted EBITDA increased by 21.9% over 2006, as a result of the same performance factors that contributed to the improved operating profit.

Reporting segments

Year ended December 31, 2008 compared to year ended December 31, 2007

        The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, in each case, both in absolute numbers and as a percentage of our total corresponding to each line item of this table. Internally, our management uses adjusted EBITDA as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2008		Year ended December 31, 2007
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	692.1	32.7	678.6	33.6
Net sales revenue	2,704.0	38.7	2,634.6	40.8
Operating profit	79.6	17.5	291.8	41.5
Depreciation of property, plant and equipment	108.1	29.6	116.6	32.9
Stock option expense	7.1	76.4	4.4	75.9
Amortization of intangible assets	1.1	29.7	1.3	38.2
Adjustments to intangible assets	1.2	100.0	0.8	100.0
Impairment of intangible assets	176.0	93.1	—	—
Non-recurring items	—	—	—	—
Adjusted EBITDA	369.8	35.6	412.6	38.7
Total assets	3,390.0	45.1	3,099.1	46.7
Developing countries
Unit case volume	406.6	19.2	381.9	18.9
Net sales revenue	1,348.4	19.3	1,186.0	18.4
Operating profit	118.6	26.1	114.7	16.3
Depreciation of property, plant and equipment	72.8	19.9	70.8	20.0
Stock option expense	0.7	7.5	0.5	8.6
Amortization of intangible assets	0.4	10.8	0.3	8.8
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	—	—	—	—
Non-recurring items	—	—	—	—
Adjusted EBITDA	193.5	18.6	186.8	17.5
Total assets	1,081.0	14.4	1,097.4	16.5
Emerging countries
Unit case volume	1,016.8	48.1	958.3	47.5
Net sales revenue	2,928.3	42.0	2,641.3	40.8
Operating profit	256.4	56.4	296.1	42.2
Depreciation of property, plant and equipment	184.5	50.5	166.6	47.1
Stock option expense	1.5	16.1	0.9	15.5
Amortization of intangible assets	2.2	59.5	1.8	53.0
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	13.0	6.9	—	—
Non-recurring items	15.8	100.0	—	—
Adjusted EBITDA	475.7	45.8	467.2	43.8
Total assets	2,724.6	36.2	2,616.3	39.5

	Year ended December 31, 2008		Year ended December 31, 2007
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Corporate/inter-segment receivables
Total assets	326.2	4.3	(178.5)	(2.7)
Total
Unit case volume	2,115.5	100.0	2,018.8	100.0
Net sales revenue	6,980.7	100.0	6,461.9	100.0
Operating profit	454.6	100.0	702.6	100.0
Depreciation of property, plant and equipment	365.4	100.0	354.0	100.0
Stock option expense	9.3	100.0	5.8	100.0
Amortization of intangible assets	3.7	100.0	3.4	100.0
Adjustments to intangible assets	1.2	100.0	0.8	100.0
Impairment of intangible assets	189.0	100.0	—	—
Non-recurring items	15.8	100.0	—	—
Adjusted EBITDA	1,039.0	100.0	1,066.6	100.0
Total assets	7,521.8	100.0	6,634.3	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	2008	2007	Change	Change
	(in millions of unit cases)%
Italy	268.5	257.4	11.1	4.3
Greece	163.4	159.8	3.6	2.3
Austria	82.7	86.6	(3.9)	(4.5)
The Republic of Ireland and Northern Ireland	79.7	80.1	(0.4)	(0.5)
Switzerland	80.5	79.2	1.3	1.6
Cyprus	17.3	15.5	1.8	11.6

	692.1	678.6	13.5	2.0

        Unit case volume in our established markets segment was 692.1 million in 2008, an increase of 2.0% over 2007. Strong operating performance in Greece and Italy led segment growth during the full year. In Italy, sales volume grew by 4.3% compared with 2007. The contribution from the operations of Socib S.p.A. acquired in December 2008, was 2.8 million unit cases. Excluding the contribution of Socib S.p.A., volume in Italy grew 3.2% for the full year, supported by growth of the Fonti del Vulture water brand and the launch of our Amita juices in Italy earlier in the year. In Greece, sales volume increased by 2.3%, mainly attributed to the continued growth of our water products, leveraged by the successful launch of AVRA Herbal, and juices, where new chilled products were introduced under the Amita and Frulite brands. Sparkling beverages category growth was supported by the successful launch of Fanta Verdia and the continued growth of Coca-Cola Zero. In Switzerland, sales volumes grew by 1.6% supported by Coca-Cola Zero and the introduction of Fanta and Sprite Zero, as well as strong growth in Nestea and PowerAde. Our volume in Ireland for the full year was largely flat, despite low single-digit volume decline in the fourth quarter. We expect the operating environment in Ireland to remain highly challenging as consumer confidence and spending continues to weaken. Our volume decrease in Austria was partly due to the sale of the Römerquelle trademark to The Coca-Cola Company. Excluding this impact, sales volumes in Austria increased by 3.6%.

        Our operations in established countries contributed €369.8 million to our adjusted EBITDA for the year 2008, representing a 10.4% decrease compared to 2007.

        In 2008, our established countries achieved an operating profit of €79.6 million compared to an operating profit of €291.8 million in 2007. This is primarily due to a non-cash impairment charge of €176.0 million that was recognized to reduce the carrying amount of intangible assets relating to our Irish operations. Excluding this effect, the operating profit of our established markets would be €255.6 million or 12.4% below 2007, reflecting higher commodity costs, as well as negative channel and package mix.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	2008	2007	Change	Change
	(in millions of unit cases)%
Poland	171.4	151.9	19.5	12.8
Hungary	91.8	88.4	3.4	3.8
Czech Republic	56.7	58.4	(1.7)	(2.9)
Croatia	30.0	29.2	0.8	2.7
Baltic countries	27.6	27.7	(0.1)	(0.4)
Slovakia	22.4	20.5	1.9	9.3
Slovenia	6.7	5.8	0.9	15.5

	406.6	381.9	24.7	6.5

        Unit case volume in our developing markets segment was 406.6 million in 2008, an increase of 6.5% over 2007. The developing markets segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages category volume grew in the mid-single digits, supported by solid growth of the Coke and Sprite trademarks and combined still and water beverages category volume grew in the high single digits, supported by solid growth in the juice, ready-to-drink tea and sports drink subcategories. Poland, the largest country of operation in the developing markets segment, achieved a double-digit volume increase of 12.8% or 19.5 million unit cases, supported by solid growth in the sparkling beverages category, which contributed 60% to Poland's total growth, in the juice subcategory, with the re-launching of Cappy brand, and in the ready-to-drink tea subcategory. Hungary achieved 3.8% volume growth in 2008, supported by the success of Coca-Cola Zero in the sparkling beverages category, as well as solid growth in the water and juice subcategories, supported by the launch of new packaging for Cappy brand.

        Our operations in developing countries contributed €193.5 million to our adjusted EBITDA in 2008, 3.6% above 2007.

        In 2008, our developing countries achieved an operating profit of €118.6 million in our developing countries compared to an operating profit of €114.7 million in 2007, representing a gain of 3.4%. The improvement in operating profit in 2008 reflects the benefit of higher volume and pricing and some positive foreign exchange movements, partly offset by increased commodity costs and operating expenses. While overall currency fluctuations in our developing countries were positive for the full year, fourth quarter results were negatively impacted by the devaluation of the Polish and Hungarian currencies.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	2008	2007	Change	Change
	(in millions of unit cases)%
Russian Federation	346.3	351.7	(5.4)	(1.5)
Romania	198.0	178.9	19.1	10.7
Nigeria	165.9	149.8	16.1	10.7
Ukraine	100.8	91.6	9.2	10.0
Bulgaria	71.3	62.6	8.7	13.9
Serbia and Montenegro	75.5	67.0	8.5	12.7
Belarus	20.7	18.3	2.4	13.1
Bosnia and Herzegovina	16.6	15.0	1.6	10.7
Former Yugoslav Republic of Macedonia	9.3	11.7	(2.4)	(20.5)
Armenia	6.5	5.2	1.3	25.0
Moldova	5.9	6.5	(0.6)	(9.2)

	1,016.8	958.3	58.5	6.1

        Unit case volume in our emerging markets segment was 1,016.8 million in 2008, 6.1% above 2007. The emerging markets segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages category volume grew in the mid-single digits, supported by growth in premium brands, which was partly offset by a decline in our Fruktime value brand in the Russian Federation and Ukraine. Combined still and water beverages category volume grew in the high single digits, supported by solid growth in the juice, water and ready-to-drink subcategories. All of the countries in the emerging markets segment achieved double-digit volume growth apart from the Russian Federation, the Former Yugoslav Republic of Macedonia and Moldova. Volume in the Russian Federation declined by 1.5% in 2008, reflecting the impact of adverse weather conditions during the summer period and a more challenging economic environment, combined with reduced consumer confidence and spending adversely impacted by falling oil prices and the devaluation of the Russian rouble later in the year.

        Our operations in emerging countries contributed €475.7 million to our adjusted EBITDA in 2008, 1.8% above 2007.

        In 2008, our emerging countries achieved an operating profit of €256.4 million compared to an operating profit of €296.1 million in 2007, a reduction of 13.4% as increased volume and pricing were offset both by higher commodity and operating costs and adverse currency movements primarily in Nigeria, Russia and Ukraine.

Year ended December 31, 2007 compared to year ended December 31, 2006

        The following table provides certain financial information for our three business segments, as well as our corporate center, for each of the two years ended December 31, in each case, both in absolute numbers and as a percentage of our group's total corresponding to each line item of this table. Internally, our management uses adjusted EBITDA as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2007		Year ended December 31, 2006
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	678.6	33.6	614.6	34.4
Net sales revenue	2,634.6	40.8	2,474.1	44.1
Operating profit	291.8	41.5	234.2	46.2
Depreciation of property, plant and equipment	116.6	32.9	125.9	38.3
Stock option expense	4.4	75.9	1.3	32.5
Amortization of intangible assets	1.3	38.2	2.1	87.5
Adjustments to intangible assets	0.8	100.0	7.8	100.0
Impairment of property, plant and equipment	—	—	13.2	53.9
Adjusted EBITDA	412.6	38.7	382.7	43.7
Total assets	3,099.1	46.7	3,111.2	51.1
Developing countries
Unit case volume	381.9	18.9	344.8	19.3
Net sales revenue	1,186.0	18.4	993.2	17.7
Operating profit	114.7	16.3	73.3	14.5
Depreciation of property, plant and equipment	70.8	20.0	66.1	20.1
Stock option expense	0.5	8.6	0.7	17.5
Amortization of intangible assets	0.3	8.8	0.1	4.2
Adjustments to intangible assets	—	—	—	—
Impairment of property, plant and equipment	—	—	4.2	17.2
Adjusted EBITDA	186.8	17.5	144.3	16.5
Total assets	1,097.4	16.5	951.6	15.6
Emerging countries
Unit case volume	958.3	47.5	828.6	46.3
Net sales revenue	2,641.3	40.8	2,149.0	38.2
Operating profit	296.1	42.2	199.6	39.3
Depreciation of property, plant and equipment	166.6	47.1	137.1	41.6
Stock option expense	0.9	15.5	2.0	50.0
Amortization of intangible assets	1.8	53.0	0.2	8.3
Adjustments to intangible assets	—	—	—	—
Impairment of property, plant and equipment	—	—	7.1	28.9
Adjusted EBITDA	467.2	43.8	347.9	39.8
Total assets	2,616.3	39.5	1,938.6	31.9

	Year ended December 31, 2007		Year ended December 31, 2006
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Corporate/inter-segment receivables
Total assets	(178.5)	(2.7)	81.9	1.4
Total
Unit case volume	2,018.8	100.0	1,788.0	100.0
Net sales revenue	6,461.9	100.0	5,616.3	100.0
Operating profit	702.6	100.0	507.1	100.0
Depreciation of property, plant and equipment	354.0	100.0	329.1	100.0
Stock option expense	5.8	100.0	4.0	100.0
Amortization of intangible assets	3.4	100.0	2.4	100.0
Adjustments to intangible assets	0.8	100.0	7.8	100.0
Impairment of property, plant and equipment	—	—	24.5	100.0
Adjusted EBITDA	1,066.6	100.0	874.9	100.0
Total assets	6,634.3	100.0	6,083.3	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	2007	2006	Change	Change
	(in millions of unit cases)%
Italy	257.4	214.2	43.2	20.2
Greece	159.8	149.4	10.4	7.0
Austria	86.6	85.2	1.4	1.6
The Republic of Ireland and Northern Ireland	80.1	78.0	2.1	2.7
Switzerland	79.2	75.9	3.3	4.3
Cyprus	15.5	11.9	3.6	30.3

	678.6	614.6	64.0	10.4

        Unit case volume in our established markets segment was 678.6 million in 2007, an increase of 10.4% over 2006, predominantly as a result of the acquisition of Fonti Del Vulture S.r.l. Strong operating performance in Greece and Italy led segment growth during the full year. In Italy, volume growth of 16.9% was due to the Fonti Del Vulture S.r.l. water acquisition and volume growth of 3.3% due to category share gains. This strong performance reflects the successful launch of Coca-Cola Zero and the growth of the direct distribution system. In Greece, the successful launches of Coca-Cola Zero and new Amita juices together with the continuous improvement of market activation indicators resulted in a growth of 7.0%. The Republic of Ireland and Northern Ireland delivered share gains in all categories and volume growth of 2.7%. In Switzerland, volume growth is attributed mainly to the successful launch of Coca-Cola Zero, as in Austria, combined with the introduction of a new flavored variant of Römerquelle Emotion in Austria.

        Our operations in established countries contributed €412.6 million to our adjusted EBITDA for the year 2007, representing a 7.8% increase compared to 2006.

        In 2007, we achieved an operating profit of €291.8 million compared to an operating profit of €234.2 million in 2006. This is primarily due to the reduction of restructuring costs incurred. Strong operating performance in Greece and Italy led segment profit growth during the full year.

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

        Unit case volume in our developing markets segment was 381.9 million in 2007, an increase of 10.8% over 2006. This was a solid performance, particularly since our developing market segment was cycling a strong comparable growth of 12.7% in the previous year. Poland was the key performer in terms of absolute sales volume growth with an increase of 18.9 million unit cases, an improvement of 14.2% over 2006. This result reflected our focus on quality market execution combined with outlet expansion. Slovenia, the Baltic countries and the Czech Republic experienced sales volume increases of 16.0%, 14.9% and 11.9%, respectively. Nestea Snowy Orange was launched in Hungary and Poland during the fourth quarter, building on the already strong success of the Nestea brand in these markets.

        Our operations in developing countries contributed €186.8 million to our adjusted EBITDA in 2007, 29.5% above 2006.

        In 2007, we achieved an operating profit of €114.7 million in our developing countries compared to an operating profit of €73.3 million in 2006, a gain of 56.5%. This result was driven by solid volume growth and successful revenue growth management initiatives.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	2007	2006	Change	Change
	(in millions of unit cases)%
Russian Federation	351.7	314.9	36.8	11.7
Romania	178.9	145.6	33.3	22.9
Nigeria	149.8	142.2	7.6	5.3
Ukraine	91.6	74.0	17.6	23.8
Bulgaria	62.6	51.3	11.3	22.0
Serbia and Montenegro	67.0	53.4	13.6	25.5
Belarus	18.3	15.9	2.4	15.1
Bosnia and Herzegovina	15.0	13.9	1.1	7.9
Former Yugoslav Republic of Macedonia	11.7	10.4	1.3	12.5
Armenia	5.2	4.7	0.5	10.6
Moldova	6.5	2.3	4.2	182.6

	958.3	828.6	129.7	15.7

        Unit case in our emerging markets segment was 958.3 million in 2007, 15.7% above 2006. On an absolute basis, the greatest contributor to the gain was the Russian Federation, which sold an additional 36.8 million unit cases in 2007 compared to 2006. Volume gains were achieved across all product categories. This result reflects the improvement in the economy of the Russian Federation coupled with increased brand awareness, enhanced cold drink availability, improved sales and distribution performance and increased investment in production capacity and sales and distribution infrastructure. Romania achieved strong growth, experiencing a sales volume increase of 22.9%, or 33.3 million unit cases. This result was partially achieved through the launch of Coca-Cola Zero and the introduction of new flavor extensions to our Nestea, Cappy and Fanta brands, along with strong marketing support. In Serbia and Montenegro, Ukraine and Bulgaria, we experienced sales volume increases of 25.5%, 23.8% and 22.0%, respectively.

        Our operations in emerging countries contributed €467.2 million to our adjusted EBITDA in 2007, 34.3% above 2006.

        In 2007, we achieved an operating profit of €296.1 million compared to an operating profit of €199.6 million in 2006, a gain of 48.3%. This was a result of strong volume growth and pricing realization, combined with operating efficiencies, which led to significant operating margin improvement. The Russian Federation, Romania and Nigeria were all strong contributors to the improvement in operating profit.

B.    Liquidity and capital resources

        Our sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, bank borrowings and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our financial commitments and operating needs.

Cash flows from operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2006 to the year ended December 31, 2008 are as follows:

	2008	2007	2006
	(euro in millions)
Operating profit	454.6	702.6	507.1
Depreciation, amortization and other non-cash items	572.1	360.1	356.7
Working capital changes	(19.6)	(102.3)	11.6
Tax paid	(129.8)	(100.6)	(102.3)

Net cash from operating activities	877.3	859.8	773.1

        Our primary source of cash flow is funds generated from operations. In 2008, the increase in net cash provided by operating activities amounted to an additional €17.5 million compared with 2007. This was due to stable business operating results, despite the challenging trading environment, combined with an improvement of the working capital position. In 2007, the increase in net cash provided by operating activities amounted to an additional €86.7 million compared with 2006. This was due to solid business operating results, partially offset by an unfavorable change in the working capital position.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2006 to the year ended December 31, 2008 are as follows:

	2008	2007	2006
	(euro in millions)
Payments for purchases of property, plant and equipment	(590.5)	(546.8)	(516.6)
Payments for purchases of intangible assets	(3.9)	(5.8)	(2.7)
Receipts from disposals of property, plant and equipment	42.7	27.3	37.8
Proceeds from sale of trademarks and other intangible assets	35.0	—	—
Net payments for investments	(35.3)	(3.5)	9.3
Net payments for acquisitions	(225.3)	(191.6)	(78.1)

Net cash used in investing activities	(777.3)	(720.4)	(550.3)

        Purchases of property, plant and equipment accounted for our most significant cash outlay for investing activities in each of the three years ended December 31. We focus our capital investment on the most profitable areas of the business, such as marketing equipment and immediate consumption packaging. We continue to redeploy plant and equipment within our group where possible, thus minimizing cash outflows and improving our returns on existing assets.

        Set forth below are our purchases of non-current assets in our three business segments for the period from the year ended December 31, 2006 to the year ended December 31, 2008. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2008		2007		2006
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	156.0	26.2	175.1	31.7	175.3	33.8
Developing countries	132.0	22.2	125.0	22.6	92.1	17.7
Emerging countries	306.4	51.6	252.5	45.7	251.9	48.5

Total purchases of non-current assets	594.4	100.0	552.6	100.0	519.3	100.0

        Purchases of non-current assets totaled €594.4 million in 2008. Of this, 59.5% related to investment in production equipment and facilities and 18.9% to the acquisition of marketing equipment. In particular, during 2008, €22.3 million was spent on the greenfield site in Northern Ireland, bringing the total expenditure on this project up to December 31, 2008 to €120.3 million. The increase of €41.8 million, or 7.6%, in purchases in 2008 compared to 2007 is mainly attributed to an increase of investment in marketing equipment of €49.1 million, offset by a decrease of investment in production equipment and facilities of €8.8 million. The increase in capital expenditure by €33.3 million in 2007, compared to 2006 was primarily due to the increase in investment in production equipment and facilities of €74.1 million, offset by a reduction of investment in marketing equipment of €52.9 million.

        Cash payments for acquisitions of €225.3 million in 2008 relate to the acquisition of Socib S.p.A. Cash payments for acquisitions of €191.6 million in 2007 primarily relate to the acquisitions of Eurmatik S.r.l. and OOO Aqua Vision. Cash payments for acquisitions of €78.1 million in 2006 primarily relate to the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l. and Yoppi Kft. In 2008, we received €35.0 million from The Coca-Cola Company in respect of the sale of the Römerquelle water trademark and botaniQ and Lanitis juice trademarks. For additional information, see "Major recent transactions" above.

Cash flows from (used in) financing activities

        Our cash flows provided by financing activities from the year ended December 31, 2006 to the year ended December 31, 2008 are as follows:

	2008	2007	2006
	(euro in millions)
Payment of expenses related to bonus share issue	—	(0.6)	—
Proceeds from issue of shares to employees	21.1	8.7	22.5
Dividends paid	(102.8)	(89.4)	(78.1)
Proceeds from external borrowings	1,937.3	199.8	718.0
Repayment of external borrowings	(1,231.7)	(233.7)	(673.4)
Principal repayments on finance lease obligations	(67.5)	(42.2)	(20.4)
Net interest paid	(116.8)	(88.0)	(68.0)

Net cash from (used in) financing activities	439.6	(245.4)	(99.4)

        Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

        Proceeds and repayment of external borrowings in 2008 were under our €2.0 billion euro medium term note, or EMTN program and under the commercial paper program. The net proceeds from external borrowings for the year were €705.6 million. The additional funding was required in order to fund the acquisition of Socib S.p.A. and to pre-fund the €350.0 million bond maturing in March 2009.

        The net repayment of external borrowings in 2007 of €33.9 million was related to the commercial paper program.

        Proceeds and repayment of external borrowings in 2006 were under our €2.0 billion EMTN program. The net proceeds from external borrowings for the year were €44.6 million. The additional funding was required in order to fund the acquisition of Lanitis Bros Limited, Fonti del Vulture S.r.l. and Yoppi Kft.

        On December 17, 2008, we completed the issue of a €500.0 million 5-year fixed-rate bond at 7.875% through our wholly owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly to finance the €350.0 million bond which matured in March 2009.

        On March 24, 2006, we completed the issue of a €350.0 million 3-year floating-rate bond through our wholly owned subsidiary Coca-Cola HBC Finance plc. The transaction was executed under our EMTN program. Proceeds from the bond offering were used to fund the repayment of the remaining €233.0 million outstanding debt under our €625.0 million bond, which matured on June 27, 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in the year.

        In 2008, we received proceeds from the issue of shares of €21.1 million. This followed resolutions by our board of directors on February 28, May 13 and August 7, 2008, to increase our share capital by 824,832, 810,511 and 28,397 ordinary shares, respectively, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.8 million to share capital and €20.3 million to share premium. For further details on our employee stock option plan, refer to Item 6B, "Directors, Senior Management and Employees—Compensation—Stock Option Plan".

        In 2007, we received proceeds from the issue of shares of €8.7 million. This followed the resolution by our board of directors on November 20, 2007, to increase our share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.3 million to share capital and €8.4 million to share premium.

        In 2006, we received proceeds from the issue of shares of €22.5 million. This followed the resolution by our board of directors on December 20, 2006, to increase our share capital by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.7 million to share capital and €21.8 million to share premium.

        We have declared nineteen consecutive annual dividends to our shareholders, starting in 1991. We paid €91.3 million, €77.5 million and €72.2 million in the years ended December 31, 2008, 2007 and 2006, respectively. You should read Item 3A, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the minority interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, was as follows:

	2008	2007	2006
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,637.1	1,539.5	1,333.6
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,312.2)	(1,208.2)	(1,067.8)

Working capital	324.9	331.3	265.8
Add back: deposit liabilities on returnable containers	102.4	108.5	102.4

Working capital, excluding deposit liabilities	427.3	439.8	368.2

        As at December 31, 2008, our working capital, excluding deposit liabilities on returnable containers, decreased by €12.5 million, compared with the working capital balance as at December 31, 2007. The reasons for this decrease were primarily a reduction in the level of inventories held of €33.7 million and the increase of trade and other payables of €104.0 million, offset by the increase of trade and other receivables of €131.3 million. The working capital decrease of €65.5 million from December 31, 2006 to December 31, 2007 was primarily due to the increase in the level of inventories held of €89.9 million, combined with the increase of trade and other receivables of €116.0 million, offset by the increase in trade and other payables of €140.4 million.

        As at December 31, 2006, 2007 and 2008, we had a positive working capital of €368.2 million, €439.8 million and €427.3 million respectively, excluding deposit liabilities for returnable containers of €102.4 million, €108.5 million and €102.4 million respectively. Although our deposit liabilities are classified as a current liability, our returnable containers, including those held by customers on deposit, are classified within property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the company.

Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2008		2007		2006
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro or euro equivalent	643.9	88.9	139.6	70.9	240.5	78.7
Russian rouble	24.6	3.4	6.9	3.5	4.1	1.3
Romanian leu	10.2	1.4	11.9	6.0	7.2	2.4
Former Yugoslav Republic of Macedonia dinar	10.0	1.4	7.5	3.8	11.7	3.8
Swiss franc	8.9	1.2	3.6	1.8	3.6	1.2
US dollar	6.5	0.9	1.6	0.8	1.6	0.5
Croatian kuna	4.0	0.6	5.1	2.6	3.2	1.0
Nigerian naira	3.9	0.5	4.5	2.3	7.6	2.5
Belarusian rouble	3.2	0.4	0.6	0.3	1.0	0.3
Polish zloty	1.7	0.2	2.3	1.2	0.6	0.2
Bosnia and Herzegovina convertible mark	1.5	0.2	1.8	0.9	1.7	0.6
Bulgarian lev	1.4	0.2	2.9	1.5	2.6	0.9
UK sterling	1.2	0.2	3.2	1.6	2.0	0.7
Other	3.6	0.5	5.5	2.8	18.1	5.9

	724.6	100.0	197.0	100.0	305.5	100.0

        Our cash and cash equivalents balance at December 31, 2008 was €724.6 million, representing an increase of €527.6 million from the balance at December 31, 2007 and an increase of €419.1 million from the balance as at December 31, 2006. The increase of the cash and cash equivalents balance between 2007 and 2008 was principally the result of our strategy to build cash balances to pre-fund debt maturities as well as expected acquisition activity. The decrease of the cash and cash equivalents balance between 2006 and 2007 was principally the result of our acquisition activity.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure.

Debt

        Our medium and long-term funding is based on the need to ensure a consistent supply of committed funding for our group, at minimum cost given market conditions, to meet our anticipated capital and operating funding requirements. Short-term liquidity management aims to provide adequate and cost-effective short-term liquidity. As a result of the successful completion of a €500.0 million bond issue on December 17, 2008 and other existing financial arrangements including our €600.0 million syndicated loan facility, as well as our current forecasted cash flow expectations, we believe that we have sufficient financial resources to meet our medium-term financial commitments.

        Our debt as at December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	448.2	259.2	270.0
Current portion of long-term debt	391.6	3.1	3.0
Short-term finance lease obligations	81.5	54.0	33.9

Total short-term borrowings, including finance lease obligations	921.3	316.3	306.9

Long-term borrowings, less finance lease obligations	1,761.3	1,471.2	1,515.6
Long-term finance lease obligations	132.0	111.2	82.2

Total long-term borrowings, including finance lease obligations	1,893.3	1,582.4	1,597.8

Gross debt, including finance lease obligations	2,814.6	1,898.7	1,904.7

Cash and cash equivalents	(724.6)	(197.0)	(305.5)

Net debt	2,090.0	1,701.7	1,599.2

        As at December 31, 2008, 72.8% of our gross debt was denominated in euro and 26.0% in US dollars. This compared to 64.2% in euro and 33.7% in US dollars, as at December 31, 2007 and 61.4% in euro and 35.1% in US dollars, as at December 31, 2006.

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

        We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed to floating rate interest rate swaps, and interest rate cap options. All fixed-rate bonds have been swapped from fixed rate obligations into six-month floating obligations and all US dollar issues have been fully currency swapped into euro with no residual currency risk. As at December 31, 2008, 61.9% of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps. As at December 31, 2007 and 2006, 58.9% and 61.0%, respectively, of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps.

        During 2004, we purchased interest rate cap options on floating rate obligations. The decision to purchase options as compared to using swaps was taken in order to continue benefiting from the lower floating interest rate environment, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses recognized in the income statement. The option premiums are expensed to the income statement through the option revaluation process. As at December 31, 2007 the options had a maturity of 6 months. These options were not renewed in 2008.

Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short term funding sources. The program consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the commercial paper program was €391.0 million as at December 31, 2008, €210.5 million as at December 31, 2007 and €184.0 million as at December 31, 2007.

        As at June 15, 2009, we had outstanding balances of €240.0 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 1.43%.

        During August 2005, we executed a €600.0 million syndicated loan facility through various financial institutions expiring on August 1, 2010. This facility is used as a backstop to the €1.0 billion global commercial paper program and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between us and the financial institutions. No amounts have been drawn under the syndicated loan facility since inception.

US debt-shelf program

        In December 2003, we filed a registration statement with the US Securities and Exchange Commission, or SEC, for a shelf registration, which expired in December 2008. The amount registered was $2.0 billion. No amounts have been issued or sold under the shelf registration.

Euro medium-term note program

        In 2001, we established a €2.0 billion euro medium-term note program. The purpose of this program is to facilitate our access to the European debt capital markets. The notes, which were issued through the wholly-owned subsidiaries Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, and are now only issued through Coca-Cola HBC Finance B.V., are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. Notes issued under the euro medium-term note program are subject to standard market covenants and events of default, including a negative pledge clause and a cross-acceleration clause for failure to repay indebtedness greater than €10.0 million.

        The program has been used six times, raising a total of €2,475.0 million. The first note issue occurred in June 2001 and related to a €625.0 million 5-year fixed-rate bond at 5.250%. The second and third note issues occurred in December 2001 and related to a €200.0 million 2-year floating-rate bond and a €300.0 million 3-year fixed-rate bond at 4.000%. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding €625.0 million bond that matured in June 2006. In July 2004, we realized a tender offer for a further €322.0 million of the outstanding debt on the €625.0 million bond that matured in June 2006. On the same date, we issued a €500.0 million 7-year fixed-rate bond at 4.375%. Proceeds from that issue were used to finance the €332.0 million tender offer for the €625.0 million bond that matured in June 2006 and to partially fund the repayment of the €300.0 million bond that matured in December 2004. The remaining €233.0 million outstanding on the €625.0 million bond was repaid in June 2006. The repayment of this bond was pre-funded in March 2006, with the issue of a €350.0 million 3-year floating-rate bond. Part of the proceeds of the €350.0 million bond were used to fund the acquisition of Lanitis Bros Public Limited. In December 2008, we issued a €500.0 million 5-year fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350.0 million bond maturing in March 2009.

        At December 31, 2008, there was €1,350.0 million of bonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Maturity date
July 15, 2004	€500.0 million	Fixed 4.375%	July 15, 2011
March 24, 2006	€350.0 million	Floating (EURIBOR + 0.2%)	March 24, 2009
December 17, 2008	€500.0 million	Fixed 7.875%	January 15, 2014

Notes issued in the US market

        On September 17, 2003, Coca-Cola Hellenic Bottling Company S.A. successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€664.2 million at December 31, 2008 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€357.9 million at December 31, 2008 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€286.3 million at December 31, 2008 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, including the repayment of the €200.0 million bond that matured in December 2003, the leveraged re-capitalization and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

        The decision to use the US debt capital markets instead of the Euro bond market was driven by favorable pricing available in the US debt capital markets as compared to the Euro bond market and the desire to further diversify our funding sources.

Credit rating

        Our credit rating by Standard and Poor's is "A (negative)" and by Moody's is "A3 (stable)" for long-term obligations and A-1 and P-2, respectively, for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. Our board of directors has approved our treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. Our treasury function is responsible for managing the financial risks of our group in a controlled manner, consistent with the board of directors approved policies. These policies include:

  •
  Hedging transactional exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Derivative financial instruments may be used provided they qualify as hedging activities defined by the policy. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction.

  •
  Investment policy to minimize counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by our board of directors to ensure that transactions are controlled effectively and are undertaken with approved counterparties.

In the context of our overall treasury policy, and in line with board-approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under the headings as follows.

Operating parameters

        The board of directors has delegated authority to execute transactions, including derivative activity with approved financial institutions, to the chief financial officer and the director of treasury. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specific permitted transactions. The use of derivatives is restricted to circumstances that do not subject us to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify our risks fluctuates over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative financial instruments

        We use derivative financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. As a matter of policy, we do not enter into speculative financial transactions. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximize hedge effectiveness.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs using a combination of fixed and floating rate debt, interest rate swap and option cap agreements. Interest rate swap agreements outstanding at June 15, 2009 have maturities ranging from July 2011 to September 2015. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

        We have entered into interest rate swap agreements to convert our €1.0 billion fixed rate debt that we raised under our €2.0 billion euro medium-term note program to a floating rate based on EURIBOR. The notional amounts of these swaps at December 31, 2008 were €1.0 billion.

        During 2008 and 2007, we did not recognize any loss or gain in relation to interest rate swaps that were not eligible for hedge accounting. By comparison, during 2006, we recognized in other expense losses of €0.1 million in relation to interest rate swaps that were not eligible for hedge accounting.

        During 2008, we recognized in interest expense a loss of €3.6 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting. During 2007, we recognized a loss of €1.0 million and no loss or gain was recognized during 2006.

        Since 2004, we have been using interest rate and cross-currency swaps to convert our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate debt based on EURIBOR. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

        A 1% increase in the market interest rates on floating rate debt outstanding at December 31, 2008 would increase our interest expense on an annual basis by €17.4 million, compared to €12.1 million and €14.7 million for 2007 and 2006 respectively, and a 1% decrease in rates would decrease our interest expense by €17.4 million, compared to €18.1 million and €15.4 million for 2007 and 2006 respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign exchange risk

        Our foreign currency exposures arise from adverse changes in exchange rates between the euro, the US dollar and the currencies in our non-euro countries. This exposure affects our results in the following ways:

  •
  Raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing or cost reductions will lead to reduced profit margins;

  •
  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

  •
  As many operations have functional currencies other than our presentation currency, any change in the functional currency against the euro impacts our consolidated income statement and balance sheet when results are translated into euro.

        Our treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. Where available, we use derivative financial instruments, such as forward foreign exchange contracts and foreign currency options, to reduce our net exposure to currency fluctuations. These contracts normally mature within one year.

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totaled €370.3 million as at December 31, 2008, compared with €451.5 million as at December 31, 2007.

        The notional amounts of foreign currency option contracts totaled €73.3 million as at December 31, 2008, compared with €175.8 million as at December 31, 2007.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2008 and 2007 the fair value of the cross currency swaps represented a payable of €159.7 million and €186.7 million, respectively.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. We hedge exposure to fluctuations in market prices for raw material purchases by using various risk management products, such as commodity futures, option contracts and supplier agreements. The hedge horizon for such instruments can be up to a maximum of three years. We have no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminum as where possible we contract prices with suppliers up to one year in advance.

        To manage a portion of the price risk of sugar costs, we have the ability to use sugar futures contracts traded on regulated futures exchanges. Sugar futures contracts would typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. We did not enter into any sugar futures contracts in 2008. By comparison, in 2007 and 2006, we recorded €0.4 million and €10.3 million of losses respectively in our cost of sales, in respect of sugar futures.

        We enter into multi-year volume purchase commitments with aluminum can manufacturers for a portion of our production requirements. Generally, these volume commitments are at fixed prices except for the aluminum content. We can from time to time, in quantities of our choice, request the manufacturer to fix the prices of the aluminum content in reference to market rates. We try to reduce our exposure to resin price fluctuations by buying forward where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. We apply a variety of contract structures and a competitive supply base to mitigate our exposure and link our contracts to different indexes within the PET value chain. We do also use imported Asian resin to balance European resin market prices and increasingly use recycled content within the EU.

Credit risk

        We have no significant concentrations of credit risk due to our large customer base. We have put in place policies to help ensure that sales of products and services are only made to customers with an appropriate credit history.

        Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial asset is the carrying amount of those assets as indicated in the balance sheet. We typically assess the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 16 to our consolidated financial statements

        Within the context of treasury operations, our exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that we are prepared to accept with respect to individual counterparties/countries. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. Our maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. Prior to the entering into any types of such transactions, the counterparty must have at least one credit rating which is not lower than "AA-" or "Aa3" from Standard & Poor's or Moody's, respectively.

        In addition, we regularly make use of the money market funds to invest temporarily excess cash balances and to diversify our counterparty risk. These funds all have a minimum "AAA" rating from Standard & Poor's or Moody's and strict investment limits are set, per fund, depending on the size of the fund. We only undertake investment transactions with banks and financial institutions that have a minimum independent credit rating of "A" from Standard & Poor's or "A2" from Moody's.

C.    Research and development, patent and licenses

        Not applicable.

D.    Outlook and trend information

        During the first quarter of 2009 our sales volume increased by 2.8% against the first quarter of 2008. This result was positively impacted by the acquisition of the operations of Socib S.p.A. and the benefit of three additional selling days compared with the first quarter of 2008. This will be offset by four fewer selling days in the fourth quarter of 2009. Excluding the operations of Socib S.p.A., unit case volume was flat compared to the first quarter of 2008. Excluding the operations of Socib S.p.A. and the benefit of the three additional selling days, we estimate that unit case volume declined by 4% in the quarter, partly reflecting the shift of Non-Orthodox Easter into the second quarter of 2009. Our net sales revenue increased marginally by 0.1% over the first quarter of 2008, as the benefits of successful price increases and acquisitions were offset by unfavorable currency movements. Excluding the operations of Socib S.p.A. and the impact of currency movements, net sales revenue grew 4% during the quarter.

        The first quarter of 2009 witnessed difficult trading conditions across certain key markets reflective of continued challenges in the global economic environment. However, despite lower overall consumer spending, our strong execution in the marketplace continues to drive market share gains in many of our key markets and we successfully implemented price increases in accordance with our plans. Nonetheless, continuing volatility in currency markets had a material impact on our profitability for the quarter. Our continuing focus on cost saving programs, disciplined use of capital, and tight working capital management, has resulted in significantly improved free cash flow generation during the first quarter. We expect continued benefits from this ongoing focus, which, together with lower expected commodity costs, will support profitability throughout the rest of the year.

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our current capitalization, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such authorization. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. As at June 24, 2009, 695,200 shares have been bought back for a total of €10.0 million.

        On May 26, 2009, we entered into an agreement with the Campbell Soup Company for the distribution of Campbell Soup Company soup and broth products in the Russian Federation. Under the terms of the agreement, we are responsible for sales, distribution, in-store marketing and trade receivables management. Campbell Soup Company is responsible for consumer and market research, brand management, marketing, product development and production. We are already distributing Campbell's Domashnaya Klassika products in the Moscow region pursuant to an existing distribution agreement and, in August 2009, we plan to expand distribution to over 100 cities and 12 regions of the Russian Federation, with nationwide distribution to follow.

        On June 2, 2009, we announced our intention to seek our removal from the official list of Australian Stock Exchange Limited, or ASX, and suspension in trading of our CHESS Depository Interests on the ASX effective from the close of the market on August 26, 2009. We currently trade on the ASX by way of CHESS Depository Interests, or CDIs. We were admitted to the official list of the ASX on August 31, 2000. Since that time, some CDI holders have sought to convert their CDIs to shares. As a result, CDIs representing our shares now represent approximately 0.63% of our issued and outstanding capital stock. Our decision to delist is due to the low level of CDIs now quoted on the ASX and the low level of trading on the ASX compared to the other exchanges. These factors make it unlikely that we would seek to raise further equity capital via our ASX listing. In these circumstances, we wish to avoid the administrative costs of an ASX listing, including the higher level of regulatory compliance costs associated with multiple listings.

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

F.     Tabular disclosure of contractual obligations

        The following table reflects our contractual obligations as at December 31, 2008, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	448.2	448.2	—	—	—
Long-term borrowings, less finance lease obligations	2,152.9	391.6	8.8	922.1	830.4
Estimated interest payments	418.8	79.3	84.7	210.2	44.6
Operating lease obligations	234.9	69.4	78.4	49.9	37.2
Finance lease obligations	213.5	81.5	108.7	16.1	7.2
Capital commitments	99.6	94.5	5.1	—	—
Other long-term purchase commitments	192.0	139.3	44.8	7.9	—

Total	3,759.9	1,303.8	330.5	1,206.2	919.4

        Refer to note 19 to our consolidated financial statements included elsewhere in this annual report for further information regarding short-term borrowings, long-term debt and finance leases.

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

        Refer to note 25 to our consolidated financial statements included elsewhere in this annual report for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

        The above table does not reflect employee benefit obligations. Refer to note 23 to our consolidated financial statements included elsewhere in this annual report for further information.

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

Directors nominated by Kar-Tess Holding S.A. and The Coca-Cola Company Entities

        Mr. George A. David, OBE, OFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis were nominated by Kar-Tess Holding S.A. Messrs. Cummings and Finan were nominated by The Coca-Cola Company Entities. Kar-Tess Holding S.A and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases.

        Mr. George A. David, OBE, OFR is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, OBE, OFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding S.A. However, each of these individuals disclaims such beneficial ownership. Boval S.A., the parent of Kar-Tess Holding S.A., currently holds 44.1% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of our directors of and their private interests and other duties.

Directors

Name	Age	Title	Initially Elected
George A. David, OBE, OFR	72	Chairman of the Board	January 2, 1981
Doros Constantinou	58	Managing Director	August 22, 2003
Anastasios P. Leventis, CBE, OFR	68	Vice-Chairman of the Board	October 27, 2000
Kent Atkinson	64	Non-Executive Director	September 6, 2000
Alexander B. Cummings	52	Non-Executive Director	September 13, 2006
Antonio D'Amato	52	Non-Executive Director	January 1, 2002
Anastassis G. David	38	Non-Executive Director	July 27, 2006
Irial Finan	52	Non-Executive Director	October 23, 1997(1)
Haralambos K. Leventis	66	Non-Executive Director	September 18, 2002
Sir Michael Llewellyn-Smith, KCVO, CMG	70	Non-Executive Director	September 6, 2000
Nigel Macdonald	64	Non-Executive Director	June 17, 2005
Samir Toubassy	69	Non-Executive Director	September 6, 2000(2)

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

(2)
Mr. Samir Toubassy retired from his directorship effective June 26, 2009.

George A. David, OBE, OFR

        Mr. David, chairman of our board of directors, graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle Mr. A.G. Leventis in Nigeria. Today, he holds a position on the board of directors of Petros Petropoulos AVEE, Titan Cement Co. S.A. and AXA Insurance S.A. Mr. David is a trustee of the A.G. Leventis Foundation, a member of the boards of directors of the Hellenic Institute of Defense and Foreign Policy (ELIAMEP) and the Center for Asia Minor Studies. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with PricewaterhouseCoopers S.A. where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., a leading manufacturer of commercial refrigerators and packaging products with operations in 16 countries. Mr. Constantinou was appointed managing director of Coca-Cola Hellenic Bottling Company S.A. in August 2003.

Anastasios P. Leventis, CBE, OFR

        Mr. Leventis worked in Nigeria for companies controlled by Mr. A.G. Leventis since the 1960s. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as on the board of directors of subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was accredited as honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of the Commander of the Order of the British Empire in the Queen's Birthday Honors List of 2004 and was also honored with the award of Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis also serves on the councils of several non-profit organizations.

Kent Atkinson

        Mr. Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was regional executive director for Lloyds TSB's South East region until he joined the main board as group finance director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as non-executive director. Mr. Atkinson is a non-executive director and chairman of the group audit, risk and compliance committee of Standard Life plc and a member of Standard Life's Investment Committee. Mr. Atkinson is a non-executive director and a member of the audit committee and the strategy and mergers and acquisitions committee of Gemalto N.V. and a non-executive director of Millicom International Cellular S.A. and a member of its audit and compensations committees. Mr. Atkinson is also a non-executive director and chairman of the audit committee of Northern Rock plc and a member of its risk committee. Mr. Atkinson is our senior independent director and the chairman of our audit committee.

Alexander B. Cummings

        Mr. Cummings is executive vice president and chief administrative officer (CAO) of The Coca-Cola Company. The CAO structure consolidates key center functions to effectively support the business operations of The Coca-Cola Company. The key center functions include legal, public affairs and communications, human resources, global community connections, strategic planning, information technology, product integrity, research and innovation and science. Mr. Cummings joined The Coca-Cola Company in 1997 as region manager for Nigeria. In 2000, he was named president of The Coca-Cola Company North and West Africa Division. In March 2001, he became president and chief operating officer of the Africa group, responsible for The Coca-Cola Company's operations in Africa, encompassing a total of 56 countries and territories across the continent. Mr. Cummings is the chairman of the Coca-Cola Africa Foundation and serves on the board of directors of Clark Atlanta University. He is a member of our human resources committee and social responsibility committee.

Antonio D'Amato

        Mr. D'Amato started his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and he became president of the Finseda Group in 1991. Since 1996, Mr. D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of UNICE (Union of Industrial and Employers' Confederations of Europe) and later that year became a member of CNEL (Italian National Council for Economy and Labor). In July 2001, he became president of the LU ISS University in Rome, a leading private Italian university.

Anastassis G. David

        Mr. David graduated from Tufts University in 1993 and began his career in the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers S.A., focusing on accounting and business finance. From 1998 to 2006, Mr. David's principal activity was advisor to the Kar-Tess Group on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of IDEAL Group S.A. and Aegean Airlines S.A. Mr. David is also a member of the Advisory Board of the Fares Center at Tufts University.

Irial Finan

        Mr. Finan is executive vice president of The Coca-Cola Company and president of bottling investments and supply chain, a position responsible for managing The Coca-Cola Company's equity investments in bottler operations and overseeing the operations of The Coca-Cola Company-owned bottlers around the world. Mr. Finan joined the Coca-Cola bottling system in 1981 with Coca-Cola Bottlers Ireland, Ltd., based in Dublin, where for several years he held a variety of accounting positions. From 1987 until 1990, Mr. Finan served as finance director of Coca-Cola Bottlers Ireland, Ltd. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Ltd., based in Belfast. He was managing director of Coca-Cola bottlers in Romania and Bulgaria until late 1994. From 1995 to 1999, he served as managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, the Russian Federation and Nigeria. Mr. Finan served from 2001 until 2003 as managing director of Coca-Cola Hellenic Bottling Company S.A. He joined The Coca-Cola Company and was appointed president of bottling investments in August 2004. He was elected to his current position in October 2004. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A., Coca-Cola Amatil Limited and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He also serves as a non-executive director of Co-operation Ireland and Galway University Foundation.

Haralambos K. Leventis

        Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, especially in Leventis Motors Ltd, where he was the executive director responsible to the board of directors for the management of the company. Mr. Leventis is a director of several companies in the Leventis group in Nigeria and elsewhere, and also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith, KCVO, CMG

        Sir Michael has had a distinguished career in the British diplomatic service, including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently vice president of the British School of Athens, Honorary Fellow of St Antony's College, Oxford, and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael is chairman of our human resources committee and social responsibility committee.

Nigel Macdonald

        Mr. Macdonald was formerly a senior partner in Ernst & Young's UK practice, having been a partner for 27 years, during which he served as vice chairman of the accounting and auditing committees of Ernst & Young's worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland, of which he was the president between 1993 and 1994. He is a member of the audit committee of the International Oil Pollution Compensation Fund and also an advisor to it, as well as a trustee of the National Maritime Museum and chairman of both its remuneration committee and audit committee. Mr. Macdonald is also chairman of a privately held retail business in London. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK government and, from 1992 until the end of 2004 he was a member of the Board of the British Standards Institute and chairman of its audit committee. From 1990 until 2006 he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005 he was a member of the UK Competition Commission, serving on its specialist panels on electricity and water. Mr. Macdonald is a member of our audit committee.

Samir Toubassy

        Mr. Toubassy holds a BBA from the American University of Beirut and an MBA from Golden Gate University of San Francisco. In 1980, he joined The Olayan Group as an executive vice president responsible for several of its operating companies. He retired in February 2008 from his position as president of Olayan Development Corporation and group vice president of The Olayan Group. He continues to serve as an advisor to The Olayan Group and also serves on several group boards. He is a trustee of Thunderbird School of Global Management and is a member of the Advisory Board for the Churchill Archives Centre, Churchill College, Cambridge University, and is also a member of the Dean's Council, John F. Kennedy School of Government at Harvard University. Mr. Toubassy has recently been appointed a Harvard Fellow 2008/09 in the Advanced Leadership Program. Mr. Toubassy retired from his directorship and his position on our audit committee effective June 26, 2009.

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	58	Managing Director
John Brady	51	Region Director; Russian Federation, Ukraine, Republic of Ireland, Northern Ireland, Serbia, Montenegro, Croatia, Belarus, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia and Armenia
Richard Smyth	51	Region Director; Italy, Poland, Hungary, Austria, Switzerland, Czech Republic, Estonia, Latvia, Lithuania, Slovakia and Slovenia
Dimitris Lois	48	Region Director; Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova
Per Breimyr	47	Group Commercial Director
Kleon Giavassoglou	57	Supply Chain Services Director
Jan Gustavsson	43	General Counsel, Director of Strategic Development and Company Secretary
Robert Murray	50	Chief Financial Officer
Bernard P. Kunerth	54	Human Resources Director

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

Jan Gustavsson

        Mr. Gustavsson began his career with the Coca-Cola bottling system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of The Coca-Cola Company. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of Coca-Cola Hellenic Bottling Company S.A. in August 2001. In May 2009, Mr. Gustavsson assumed also the responsibilities of director of strategic development.

Robert Murray

        Mr. Murray joined the Coca-Cola bottling system in 1987 and has subsequently held several key senior positions. He was chief financial officer for the BevServ Division and director of purchasing at The Coca-Cola Bottling Company of New York. In 1997, he joined Coca-Cola Amatil in Vienna as business planning manager and then vending manager for Europe. Having acquired significant cross-functional experience, Mr. Murray joined Coca-Cola Hellenic Bottling Company S.A. in 2001 and was appointed general manager in Hungary. Under his leadership, the operation achieved significant top-line growth and a successful turnaround in profitability. In 2006, he was appointed general manager in Switzerland, where he oversaw the implementation of an enhanced route-to-market strategy, which drove volume and profitability growth. In January 2009, Mr. Murray was appointed to the position of chief financial officer.

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

B.    Compensation

Remuneration policy

        We aim to provide total compensation for our employees that is fair and sufficient to attract and retain people with the right talent and skills necessary to grow the business in order to maximize shareholder value. We also need to motivate employees to achieve business targets and reward them accordingly. To achieve our operating objectives, we must attract, retain and motivate high caliber senior managers for whom we recognize there is an international market. The human resources committee aims to provide total compensation that is competitive by reference to other multinational companies similar to us in terms of size, geographic spread and complexity. In line with our commitment to maximize shareholder value, our policy is to link a significant portion of remuneration for our senior managers to the performance of the business through short and long-term incentives and stock option plans. Equity-related compensation of senior managers aligns the financial interests of senior management with those of our shareholders. Our emphasis is on linking pay with performance by rewarding effective management of business performance with a long-term focus, as well as individual achievement.

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

        The total remuneration paid to or accrued for our directors and senior management, including stock option grants, during 2008 amounted to €16.5 million. Pension and post-employment benefits for directors and for our senior management during 2008 amounted to €0.8 million. Members of our senior management either participate in their home country pension scheme or in the Coca-Cola Hellenic International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2008, the individual incentive was based on annual business performance against targets in volume, adjusted EBITDA and economic profit, as well as individual accomplishments against annual objectives. For the purposes of the plan, we define economic profit as adjusted operating profit minus our cost of capital. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, as applicable, less income tax expense and the "tax shield" as defined in Item 5, "Operating and Financial Review and Prospects—Key Financial Results". Individual objectives set by senior management are demanding but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €18.0 million to eligible employees under the plan based on individual and business unit performance for 2008.

Long-term incentive plan

        All middle and senior management, excluding our senior management team presented above, participate in the Coca-Cola Hellenic Long-Term Incentive Plan. We adopted this cash-based plan in 2003 as a replacement of stock options for middle-ranking employees. Incentive payouts for the 2006-2008 plan were based on performance against three-year objectives, which are set every year. We use economic profit as a performance criterion in the plan. The target payout from the plan is determined for each individual based on the level of responsibility, performance and potential. Exceptional business performance may result in awards in excess of the individual target payout. We believe that this plan has a greater motivational impact on the participating employees because rewards are more directly linked to the performance of individual employee's specific business unit than under the stock option plan. We paid a total of approximately €9.3 million to eligible employees under the 2006-2008 plan based on business unit performance measured in terms of economic profit.

Stock option plan

        Senior managers of our company are eligible to participate in the Coca-Cola Hellenic Stock Option Plan. Options are viewed as an integral part of the total remuneration package for senior managers. Options are granted at an exercise price equal to the price of our shares at close of trading on the Athens Exchange on the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

        The numbers of options awarded are approved by the board of directors upon the recommendation of the human resources committee after reviewing the advice of management and are based on a view of competitive market conditions for employee remuneration and employee performance. The stock option award for the managing director is approved by the board of directors based on the recommendation of the human resources committee.

        We view stock options as a long-term component of the total remuneration package of our senior managers, whose roles have an impact on the results of the business as a whole, and we intend to continue issuing stock options to these employees, taking into account, among other factors, our business prospects and financial condition, as well as individual employee performance and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about stock option plans outstanding as at December 31, 2008.

	Exercise Price(1)	Vesting status 2008	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 3	€11.37	fully vested	—	—	—	12.08.2009	46,702
Sub Plan 4	9.79	fully vested	—	—	—	12.12.2010	133,754
Sub Plan 6	9.69	fully vested	—	—	—	12.12.2011	230,575
2003A Stock Option Plan	8.63	fully vested	—	—	—	12.10.2012	16,500
2003-2004 Stock Option Plan/2003 Grant	11.17	fully vested	—	—	—	12.14.2013	86,000
2003-2004 Stock Option Plan/2004 Grant	12.42	fully vested	—	—	—	12.02.2014	160,580
2005-2009 Plan/2005 Grant	15.53	fully vested	—	—	—	12.01.2015	734,513
2005-2009 Plan/2006A Grant	16.57	two thirds	03.21.2009	—	—	03.20.2016	50,001
2005-2009 Plan/2006B Grant	15.35	two thirds	06.23.2009	—	—	06.22.2016	30,000
2005-2009 Plan/2006 Grant	18.71	two thirds	12.13.2009	—	—	12.12.2016	1,314,151
2005-2009 Plan/2007 Grant	28.75	one-third	12.13.2009	12.13.2010	—	12.12.2017	1,505,450
2005-2009 Plan/2008A Grant	24.54	none	06.20.2009	06.20.2010	06.20.2011	06.19.2018	30,000
2005-2009 Plan/2008 Grant	10.92	none	12.11.2009	12.11.2010	12.11.2011	12.10.2018	1,830,500

Total							6,168,726

(1)
As adjusted after the 2007 bonus share issuance.

        A summary of the stock option activity under all plans is as follows:

	Number of stock options 2008	Weighted average exercise price 2008	Number of stock options 2007	Weighted average exercise price before the issue of bonus shares 2007	Weighted average exercise price after the issue of bonus shares 2007
Outstanding at January 1, 2008	6,003,549	€18.36	3,444,018	€21.89	€—
Bonus shares issued	—	—	1,722,373	—	14.59
Granted	1,860,500	11.14	1,532,200	—	28.75
Exercised	(1,604,340)	12.84	(695,883)	—	13.30
Forfeited	(90,983)	20.46	841	—	12.68

Outstanding at December 31, 2008	6,168,726	17.58	6,003,549	—	18.36

Exercisable at December 31, 2008	2,792,853	17.70	2,993,282	—	13.35

        Compensation expense recorded for the year ended December 31, 2008 and 2007 for all stock options was €9.3 million and €5.8 million, respectively. The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2008 and 2007 was 8.2 years and 7.4 years, respectively.

        At the annual general meeting in June 2005, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 4,950,000 ordinary shares, subject to approval by the board of directors. Further to the decision of the extraordinary general meeting in October 2007 approving the bonus shares issuance, the maximum number of stock options has been changed to 7,417,417 for the plan 2005-2009. During 2007, the board of directors approved the grant of 1,532,200 stock options under this authorization, at an exercise price of €28.75, representing approximately 0.4% of our outstanding share capital as of December 31, 2007. Our senior management team received an aggregate of 915,000 stock options under this grant for their performance. During 2008, the board of directors approved the grant of 30,000 stock options at an exercise price of €24.54 and the grant of 1,830,500 stock options at an exercise price of €10.92, representing approximately 0.5% of our outstanding share capital as of December 31, 2008. Our senior management team received an aggregate of 1,174,700 stock options under this grant for their recent performance. At the annual general meeting in June 2009, our shareholders approved the adoption of a multi-year plan, for the years 2009-2011, to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the board of directors.

        Recent changes in Greek Legislation provide the opportunity to option holders to exercise their options four times per year. Our option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave our company for another company of the Coca-Cola bottling system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola bottling system, may still exercise options granted to them under the plan in accordance with the general rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the same day of the twelfth (12th) month following the date of the option holder's death or cessation of employment. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth (6th) month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, if their employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

        You should read note 32 to our consolidated financial statements for additional information on our stock option compensation plans.

Stock appreciation rights

        We adopted the employee stock option plan in 2001. Previously, we had issued stock appreciation rights to certain of our employees, including employees who previously held Coca-Cola Beverages plc stock options. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

        We are not currently operating any stock-based compensation plan under which senior managers are granted stock appreciation rights. There are some stock appreciation rights that remain unexercised from grants that occurred in the past. The terms of these stock appreciation rights were based on the basic terms and conditions of stock option grants except that instead of shares, the holders receive a payment equal to the positive difference between the market price of our ordinary shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. Stock appreciation rights can be exercised for up to ten years from the date of award.

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2008.

	Exercise price	Vesting status 2008	End of option period	Number of SARs outstanding
Phantom Option Plan
1999	€11.37	fully vested	12.08.2009	75,016
2000	9.79	fully vested	12.12.2010	35,400
2001	9.69	fully vested	12.12.2011	19,350
2003	11.17	fully vested	12.14.2013	6,000
2005	15.53	fully vested	12.01.2015	16,500

Total				152,266

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2008	Weighted average exercise price 2008	Number of SARs 2007	Weighted average exercise price before the issue of bonus shares 2007	Weighted average exercise price after the issue of bonus shares 2007
Outstanding at January 1, 2008	251,815	€12.64	284,974	€19.21	€—
Exercised before bonus shares issue	—	—	(82,170)	21.21	—
Bonus shares issued	—	—	101,383	—	12.47
Exercised after bonus shares issue	—	—	(52,372)	—	10.49
Exercised	(90,854)	14.72	—	—	—
Forfeited	(8,695)	15.55	—	—	—

Outstanding at December 31, 2008	152,266	11.23	251,815	—	12.64

Exercisable at December 31, 2008	152,266	11.23	246,315	—	12.57

        In 2008, we recorded in the income statement a credit of €2.3 million relating to SARs, compared to a debit of €3.3 million recorded in 2007. The aggregate intrinsic value for the vested SARs at December 31, 2008 was nil, compared to €4.2 million at December 31, 2007.

        The weighted average remaining contractual life of share options outstanding under the stock appreciation rights schemes at December 31, 2008 and 2007 was 2.2 years and 2.6 years, respectively.

Stock purchase plan

        We operate an employee share ownership plan, The Coca-Cola HBC Stock Purchase plan, in which eligible employees can participate. The human resources committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in our ordinary shares by contributing to the plan monthly. We match up to a maximum of 3% of the employees' salary by way of contribution. Our contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees' name or by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest one year after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, we match the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which we make in December, and matching shares purchased in December vest immediately. Dividends received in respect of shares held by the trust accrue to the employees. Shares held in the plan are treated as outstanding for purposes of determining earnings per share.

        Forfeited shares (i) do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over twelve months and the unamortized deferred compensation is reflected in shareholders' equity.

        During 2008, 302,654 shares were purchased by us, compared to 116,568 in 2007, as matching shares to employee investments. The charge to the income statement in 2008 totaled €4.8 million, compared to €3.8 million in 2007. Of this amount, €1.2 million represented employer contributions made for Greek resident employees, compared to €1.4 million for 2007. The cost of unvested matching shares held by the trust at the end of 2008, before they vest to employees, was €3.6 million compared to €2.4 million at the end of 2007. The total number of shares held by the trust at December 31 2008 and 2007 was 1,588,959 and 1,259,893, respectively. The total contribution made by employees to the trust during 2008 was €5.6 million, compared to €4.2 million during 2007.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

        Employees of our subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to statutory termination benefits generally based on each employee's length of service, employment category and remuneration. The cost of providing these benefits is accrued over the employees' actuarially determined service period.

        Our subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, two have plan assets as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

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

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Croatia, Nigeria, Poland and Slovenia. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at nine of our subsidiaries. Our contributions to these plans were €10.0 million in 2008, €7.9 million in 2007 and €7.0 million in 2006.

C. Board Practices

Board of directors

        Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 12 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2011. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors, provided that they are more than six, may choose to either continue to manage the company without electing new members or to elect replacements for the remainder of the board's term. Such election must be announced at the next general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated.

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

        In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our profit after tax (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Directors' service agreements

        Mr. Constantinou, our managing director, has an employment agreement with us. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

        The human resources committee is comprised of the following three non-executive directors: Sir Michael Llewellyn-Smith, KCVO, CMG (chairman), Mr. Alexander B. Cummings and Mr. George A. David, OBE, OFR. The chairman of the human resources committee is appointed by the board of directors. The managing director and the group human resources director typically attend meetings of the human resources committee, except when the discussions concern matters affecting them personally. The human resources committee meets at least two times a year. The human resources committee operates in accordance with a written charter and is responsible for:

  •
  establishing the principles governing our human resources policy, which will guide management decision-making and action;

  •
  overseeing succession planning, recommending to the board of directors on succession of the managing director and approving the appointments of senior managers;

  •
  overseeing the talent management framework to ensure a continuous development of talent for key roles;

  •
  establishing our compensation strategy and approving company-wide compensation and benefit plans, as well as compensation for senior managers;

  •
  approving all non-cash obligations (greater than €15,000) assumed on behalf of the managing director that are reportable as income to the employee (other than personal use of company cars, group life or health benefits);

  •
  recommending to the board of directors on the implementation or modification of employee coverage for any benefit plan, based on increased annual cost of €5.0 million or more;

  •
  making recommendations to the board of directors regarding compensation of the managing director.

  •
  establishing the policies governing severance and approve severance terms for the managing director and senior managers;

  •
  approving contracts of employment signed with the managing director and senior managers; and

  •
  considering other topics as appropriate.

Audit committee

        The audit committee is comprised of three non-executive directors: Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Antonio D'Amato. Mr. D'Amato replaced Mr. Samir Toubassy on our audit committee effective June 26, 2009. The chairman of the audit committee is appointed by the board of directors. Our chief financial officer, as well as our general counsel, external auditors and the director of our internal audit normally attend all meetings of the audit committee. The director of internal audit, as well as the external auditors, regularly meets with the audit committee without the presence of our management. The committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The audit committee meets at least four times a year. The audit committee operates under a written charter and is responsible for:

  •
  recommending the appointment, selection and termination of our external auditors and approving the remuneration and terms of engagement of such external auditors;

  •
  discussing the nature and scope of forthcoming audits with the external auditors, ensuring that appropriate audit plans are in place for the audit, as well as assessing at the end of each annual audit cycle the effectiveness of the audit process;

  •
  monitoring and reviewing the external auditors' independence, objectivity and effectiveness, taking into consideration the requirements of Greek, EU and applicable United States law, the listing requirements of the exchanges on which we are listed, as well as the applicable professional standards;

  •
  approving the appointment or termination of the director of internal audit, monitoring and reviewing internal audit annual work programs, and the effectiveness of our internal audit department and otherwise overseeing the work of the internal audit department;

  •
  appointing the members of the disclosure committee, overseeing the work of the disclosure committee and revise its charter, if needed, and reviewing the preparation of our interim reports, earnings releases, annual reports on Form 20-F and shareholders' reports;

  •
  monitoring the quality, fairness and integrity of our financial statements, reviewing significant financial reporting issues and judgments contained in them;

  •
  reviewing our annual financial statements before submission to the board of directors, focusing particularly on any changes in accounting policies and practices, major decision areas, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and compliance with any applicable stock exchange and legal requirements;

  •
  discussing issues with management, the disclosure committee, the external auditors and the internal audit department any significant matters arising from the audit;

  •
  considering prior to the filing of our annual report to shareholders and our annual report on Form 20-F with the SEC the external auditors' report referring to all critical accounting policies and practices to be used, all material alternative treatments of financial information that have been discussed with our management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors, as well as other material written communications between the external auditors and our management, such as any management representation letter or summary of unadjusted differences, any reports on observations and recommendations on internal controls, the engagement letter and the independence letter;

  •
  considering any other reports or communications submitted by the external auditors, as well as management's and/or the internal audit responses thereto;

  •
  reviewing and seeking the input of the external auditors and the internal audit department with respect to our internal financial control and anti-fraud systems and our risk management systems (including computerized information system controls and security);

  •
  monitoring, in conjunction with our general counsel and the internal audit department, our compliance with legal and regulatory requirements;

  •
  reviewing, evaluating and recommending approval to the board of directors of our code of business conduct, as well as our treasury policy and chart of authority, which together provide the control framework for all transactions;

  •
  administering and enforcing, in conjunction with the board of directors, our code of ethics for senior executives and directors;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters or matters involving fraudulent behavior, including procedures for the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters, as well as monitoring and reviewing any complaints received and the manner in which those complaints have been resolved; and

  •
  considering any other matters, as appropriate.

        The audit committee is also responsible for the oversight and monitoring of our compliance with the Sarbanes-Oxley Act, Section 404, regarding internal control over financial reporting.

Social responsibility committee

        The social responsibility committee is comprised of three non-executive directors: Sir Michael Llewellyn-Smith, KCVO, CMG (chairman), Mr. Alexander B. Cummings and Mr. George A. David, OBE, OFR. The director of public affairs typically attends meetings of the social responsibility committee. The committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of our social and environmental goals. The social responsibility committee operates in accordance with a written charter and is responsible for:

  •
  overseeing the development and maintenance of procedures and systems that promote our social and environmental goals;

  •
  establishing principles governing corporate social responsibility and environmental goals, including transparent business conduct in connection therewith;

  •
  establishing an operating council responsible for developing and implementing appropriate policies and strategies to promote our social responsibility and environmental goals;

  •
  ensuring group-wide capabilities to enable execution of policies and strategies to promote our social responsibility and environmental goals;

  •
  overseeing communication with stakeholders of our social and environmental policies, goals and achievements, including the level of compliance with internationally accepted standards; and

  •
  considering other topics as appropriate.

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

Internal audit

        Our internal audit department reports directly to the audit committee, which reviews and approves the internal audit plan for each year. The internal audit department consists of 22 full-time internal staff covering a range of disciplines and business expertise. The function of the internal audit department is to confirm the maintenance and effectiveness of our internal controls to the board of directors. For this purpose, the director of internal audit makes regular presentations to the audit committee. The director of internal audit meets regularly with the audit committee without the presence of our management.

        The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal audit function is focused on the areas of greatest risk to the company, as determined by using a risk based approach to audit planning. As part of our commitment to maintain best practices in corporate governance matters, we consistently seek to enhance our internal control and risk management capability.

        The internal audit function prepares audit reports and recommendations following each audit and appropriate measures are then taken to implement such recommendations. Status reports on management's action plans to internal audit findings are provided to the audit committee and board of directors on a biannual basis. The managing director, along with regional and country managers, as well as our chief financial officer, general counsel and corporate controller each receive a copy of such summary.

Disclosure committee

        A disclosure committee has been established and disclosure controls and procedures have been adopted to ensure the accuracy and completeness of our public disclosures. The disclosure committee is comprised of our chief financial officer, general counsel, director of investor relations and corporate controller.

Performance reporting

        Reports on our annual performance and prospects are presented in the annual report and in the form 20-F filed annually with the SEC. Interim financial information is also released, on a quarterly basis, to the stock exchanges on which we are listed and to the financial press. Internally, our financial results and key business indicators are circulated and reviewed by senior management on a monthly basis. This information includes comparisons against business plans, forecasts and previous year performance. The board of directors receives updates on performance at each board of directors meeting, as well as a monthly report on our business and financial performance.

The identification and management of risk

        We have in place an enterprise-wide risk management, or ERM, framework for the identification, assessment and management of business' risk exposure. This risk management process has formed part of our operational management and annual business plan activities since 2001. It consists of four stages:

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

        The ERM process ensures that our residual risk exposure is insured via our insurance cover, placed to provide catastrophic-level property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

Accountability

        Our chart of authority defines financial and other authorization limits and sets procedures for approving capital and investment expenditures. The country is the basic unit for purposes of business performance and our policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support and expertise where it is not practical or efficient to provide such support or expertise at a country level.

Certain differences between our practices and the corporate governance listing standards of the New York Stock Exchange

        Greek corporate law and our corporate practices differ in certain respects from the listing rules of the New York Stock Exchange. US companies listed on the New York Stock Exchange are required to have a majority of independent directors on their board of directors and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members.

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding S.A. and two are designated by The Coca-Cola Company. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, KCVO, CMG, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Samir Toubassy. Mr. Samir Toubassy retired from his directorship effective June 26, 2009. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Mr. Alexander Cummings, Mr. George A. David, OBE, OFR and Sir Michael Llewellyn-Smith, KCVO, CMG. Our human resources committee does not have sole authority to determine our managing director's compensation.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2008, 2007 and 2006.

	Average number of employees in
	2008	2007	2006
By Activity
Production and Warehousing	17,101	17,359	16,223
Sales and Marketing	19,001	17,547	16,294
Administration	5,748	5,432	5,193
Distribution	5,791	5,162	5,232

Total	47,641	45,500	42,942

By Segment
Established Countries	9,760	9,606	9,530
Developing Countries	8,128	7,691	7,091
Emerging Countries	29,753	28,203	26,321

Total	47,641	45,500	42,942

        We employ a significant number of temporary and seasonal employees each year to meet the increased demand for our products during the second and third quarters. On average, in 2008, we employed approximately 4,000 temporary and seasonal full-time equivalent employees.

        Approximately 23% of our employees were members of the 38 independent trade unions operating in our business as of December 31, 2008. Trade union participation varies within our unionized countries, for example, in Nigeria, 98% of our nearly 6,000 permanent employees are union members, whereas in Romania approximately 20% of our nearly 2,700 permanent employees are union members. Part of our workforce in Bulgaria, Croatia, Greece, the Republic of Ireland, Romania, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro and Cyprus is also unionized. A further 46% of our employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace. In countries where unions do not exist, we typically recommend the establishment of employee bodies for the purposes of information and consultation.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, we comply with local legislation in relation to information and consult with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2008, there were 734 redundancies due to operational changes. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good.

        In the first half of 2006 local restructuring programs resulted in industrial unrest in Greece and Croatia. In February 2006, an occupation of two warehouses and a plant in Croatia by a minority of employees ended after ten days when it was ruled to be illegal by the courts. Continuity of supply was not disrupted and our planned changes were implemented. In Greece, a restructuring program announced in January 2006 led to protests which included sporadic stoppages of short duration. The program was finalized in March 2006. Beyond the incidents noted above, there have been no other material strikes or disruptions to supply in the past six years.

        The Coca-Cola HBC European Works Council ("EWC") was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the EU in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, our EWC was enlarged to include representatives from the most recently admitted members of the EU, Bulgaria and Romania, as well as Cyprus which became one of our territories in 2006. Our EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for information and consultation on transnational matters affecting more than one of our countries in the EU. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions.

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a three-year group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series ("OHSAS") 18000 across all territories. The new health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations. In 2008, a further 21 plants achieved certification. This means that 69% of plants are now certified, representing approximately 75% of our volume. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions.

E.    Share Ownership

        Except as disclosed below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares. You should read Item 6B "Directors, Senior Management and Employees—Compensation" for further information on the stock option plans and stock appreciation rights available to directors and senior management.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

        Prior to the acquisition of Coca-Cola Beverages plc, the Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) had a combined 68.6% interest in us, while The Coca-Cola Company held, directly and indirectly, a 50.5% interest in the outstanding share capital of Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The Coca-Cola Company and The Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for our ordinary shares at the time of the acquisition.

        Our principal shareholders are Kar-Tess Holding S.A. (a Luxembourg company) holding approximately 29.5% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.3% of our outstanding ordinary shares. Four members of our board of directors, Mr. George A. David, OBE, OFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis, were nominated by Kar-Tess Holding S.A. and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, OBE, OFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding S.A. However, each of these individuals disclaims such beneficial ownership.

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

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, Kar-Tess Holding S.A. and The Coca-Cola Company may be deemed to constitute a "group" pursuant to the rules of the SEC, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. George A. David, OBE, OFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis, Kar-Tess Holding, The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in us by Kar-Tess Holding S.A. and The Coca-Cola Company as at June 15, 2009.

(1)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at June 15, 2009.

Name	Percentage of ordinary shares as at June 15, 2009	Number of ordinary shares as at June 15, 2009
The Kar-Tess Group(1)
Kar-Tess Holding S.A.(1)	29.5	107,772,273
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(2)	12.3	45,002,970
Atlantic Industries(2)	7.9	28,774,369
Other shareholders related to The Coca-Cola Company(2)	3.1	11,334,739

	23.3	85,112,078
Credit Suisse Group AG
Credit Suisse International	4.97	18,150,000
Other shareholders related to Credit Suisse Group AG	0.13	489,464

	5.10	18,639,464

(1)
On September 23, 2008, Kar-Tess Holding S.A. informed us that on September 19, 2008 it acquired 22,303,875 of our share capital from its parent, Boval S.A., in an intra-group transaction.

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

Key bottler of The Coca-Cola Company

        We are the third largest independent bottler of products of The Coca-Cola Company in the world in terms of volume and the second largest in terms of net sales revenue, and we believe that we have strategic importance within the Coca-Cola bottling system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2008, the products of The Coca-Cola Company accounted for approximately 95% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and we believe that The Coca-Cola Company shares this view.

Bottlers' agreements

        The Coca-Cola Company has the ability to exert significant influence over the conduct of our business under a number of bottlers' agreements entered into between The Coca-Cola Company and our operating companies for the countries in which we operate. Bottlers' agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrate for The Coca-Cola Company's trademarked beverages. All the bottlers' agreements entered into by The Coca-Cola Company and ourselves with respect to our non-EU markets are in the form of The Coca-Cola Company's standard international bottlers' agreements. The bottlers' agreements for our EU countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are The Coca-Cola Company's standard EU bottlers' agreements. On August 19, 2003, we announced that The Coca-Cola Company has granted an extension of the bottlers' agreements between us and The Coca-Cola Company covering the 26 countries in which we operated at that time, effective on January 1, 2004 and for an initial term of ten years, lasting until December 2013, with the option to request a further ten-year extension to 2023. The new agreements cover our developing countries that entered the EU on May 1, 2004. These are in the form of EU International Bottlers' Agreements. On May 1, 2004, we received waivers from The Coca-Cola Company bringing the existing bottlers' agreements for countries entering the EU on May 1, 2004 in compliance with EU rules of competition until such time as negotiations for new bottlers' agreements have been completed and new agreements have been entered into. Any provisions in the existing bottlers' agreements which were not in compliance with the EU rules of competition were waived. In all other respects the provisions of these bottlers' agreements remain in full force and effect.

        On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard EU bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Serbia and Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of The Coca-Cola Company, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

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

        Pricing.    Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, to set the maximum price we may charge to our customers for products covered by the applicable bottlers' agreements. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each country. Our purchases of concentrate, beverage base, finished goods and other goods are at prices that are set from time-to-time by The Coca-Cola Company in its sole discretion. The combination of The Coca-Cola Company's right to set the maximum price we may charge to our customers for products covered by the applicable bottlers' agreements and its right to set our concentrate prices in its sole discretion could give The Coca-Cola Company considerable influence over our gross profit margins.

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

        In addition, The Coca-Cola Company may terminate an international bottlers' agreement with any of our operating companies immediately by written notice to our operating company in the event that:

  •
  the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company;

  •
  the operating company transfers control, assigns the bottlers' agreement, delegates performance under the agreement or fails to report to The Coca-Cola Company material changes in its ownership; or

  •
  if the operating company or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company engages in the production of non-alcoholic beverages other than The Coca-Cola Company's non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation.

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

EU bottlers' agreements

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute the products of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form not specified in the bottlers' agreement within the relevant territory. The Coca-Cola Company also retains the right to produce, or authorize third parties to produce in the territory of the operating company, the products covered by the agreement for sale outside that territory. The EU bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's territories. In such instances, our operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our operating companies also agree not to oppose any measures taken by The Coca-Cola Company in compliance with the competition rules of the European Economic Area.

        Supply of concentrate.    The provisions of the EU bottlers' agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers' agreements described above.

        Packaging of the products of The Coca-Cola Company.    The provisions of the EU bottlers' agreements relating to the packaging of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Other conditions.    The EU bottlers' agreements contain substantially similar conditions to the conditions of the international bottlers' agreements described above.

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

        Pricing.    Our operating companies set the price of products sold to retailers at their discretion. The Coca-Cola Company is also entitled, to the extent permitted by local law, to set the maximum price we may charge to our customers for products covered by the applicable bottlers' agreements. In practice, we work closely with The Coca-Cola Company to determine our pricing strategy in light of the trading conditions prevailing at the relevant time in each country. Our purchases of concentrate, beverage base, finished goods and other goods are at prices that are set from time-to-time by The Coca-Cola Company in its sole discretion. The combination of The Coca-Cola Company's right to set the maximum price we may charge to our customers for products covered by the applicable bottlers' agreements and its right to set our concentrate prices in its sole discretion could give The Coca-Cola Company considerable influence over our gross profit margins.

        Assignment/Change of control.    The assignment and change of control provisions of the European bottlers' agreement are substantially similar to the assignment provisions of the international bottlers' agreements described above.

        Term.    The EU bottlers' agreements expire in 2013, unless terminated earlier as provided in the agreements. If our operating companies have complied fully with the agreements during the initial term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of The Coca-Cola Company. The bottlers' agreement relating to the production, distribution and sale of products of The Coca-Cola Company in Greece does not specifically provide for our ability to request the renewal of such agreement.

        Termination.    The termination provisions of the EU bottlers' agreements are substantially similar to the termination provisions of the international bottlers' agreements described above, except that the EU bottlers' agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers' agreements, such as the restriction on the production of beverages other than beverages of The Coca-Cola Company.

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2008 amounted to €1,297.2 million as compared to and €1,208.5 in 2007 and €1,054.1 million in 2006. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €93.7 million in 2008, as compared to €75.2 million in 2007 and €87.6 million in 2006. In 2008, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €104.0 million compared to €90.4 million in 2007 and €73.0 million in 2006. As of December 31, 2008, we owed €4.1 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €0.6 million. This compared with €7.8 million owed to Beverage Partners Worldwide and €1.0 million owed by Beverage Partners Worldwide to us, as at December 31, 2007.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €45.8 million, €53.6 million and €50.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2008, such contributions totaled €37.6 million as compared to €44.1 million in 2007 and €29.9 million in 2006. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2008, these contributions amounted to €15.2 million compared to €21.9 million in 2007 and €20.5 million in 2006. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments was nil in 2008 as compared to €40.5 million in 2007 and €83.3 million in 2006. Payments received are deferred and amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

        In 2006, we jointly acquired with The Coca-Cola Company Fresh & Co., a Serbian juice producer. In 2006, we also jointly acquired with The Coca-Cola Company Fonti del Vulture S.r.l., an Italian mineral water company. In 2005, we jointly acquired with The Coca-Cola Company the Multon Z.A.O. group, a Russian juice manufacturer and Vlasinka d.o.o., a Serbian mineral water company. In 2005, we also acquired Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company. We subsequently sold the Bankia trademark to The Coca-Cola Company. For additional information on these acquisitions, see Item 5 "Operating and Financial Review and Prospects—Major recent transactions".

Amounts payable to and receivable from The Coca-Cola Company

        At December 31, 2008, The Coca-Cola Company owed us €106.8 million, as compared to €93.7 million as at December 31, 2007, and €65.8 million as at December 31, 2006. We owed The Coca-Cola Company a total of €160.0 million as at December 31, 2008, compared to €131.5 million and €122.9 million as at December 31, 2007 and 2006, respectively.

Other transactions with The Coca-Cola Company

        We enter into a number of other transactions with The Coca-Cola Company in the context of our business relationship. In the first quarter of 2008, we sold trademarks to The Coca-Cola Company for total cash proceeds of €9.3 million. Of this, €3.8 million related to the sale of the "botaniQ" trademark, and the remainder to the sale of the "Lanitis" juice trademark. The €3.8 million paid for the "botaniQ" trademark represented The Coca-Cola Company's share of the €7.6 million purchase price paid by the Multon joint venture.

        In June 2008, we sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that acts as the operating entity and that holds rights to the water source, for the Römerquelle group of brands. We have formed a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

        Other income primarily comprises rent, facility and other costs of €2.9 million in 2008 compared to €5.2 million in 2007 and €2.0 million in 2006 and a toll-filling relationship in Poland of €18.2 million in 2008 compared to €14.7 million in 2007 and €15.6 million in 2006. Other expenses in 2008 relate to facility costs charged by The Coca-Cola Company and shared costs. These other expenses amounted to €2.5 million in 2008, €0.6 million in 2007 and €4.0 million in 2006, and are included in selling, delivery and administrative expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €93.7 million in 2008, as compared to €75.2 million in 2007 and €87.6 million in 2006. The purchases of finished goods are primarily purchases of PowerAde product. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €102.0 million in 2008, as compared to €86.8 million in 2007 and €65.2 million in 2006. These amounts are included in our cost of goods sold. The steady increase in concentrate purchases from Beverage Partners Worldwide from 2006 to 2008 reflects both the broader availability of Nestea products across our markets and increased demand for those products, along with the introduction of Nescafé Xpress in 2005. Our license from Beverage Partners Worldwide to produce, sell and distribute Black Ice Coffee and Nescafé Xpress was, however, terminated in February 2008.

        During 2008, we sold €11.7 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €13.0 million for 2007 and €17.2 million for 2006.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories. During 2008, we received reimbursement for direct marketing expenses incurred of €0.8 million. As at December 31, 2008, the receivables from Ilko Hellenic Partners GmbH were €2.6 million.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2008, we made no purchases of finished goods from other Coca-Cola bottlers, compared to €0.7 million of finished goods in 2007 and €2.5 million in 2006, and incurred no expenses compared to €2.4 million and €1.6 million in 2007 and 2006 respectively to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2008, we had no payables to such bottlers, compared to €0.5 million as at December 31, 2007.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, PET resin, glass bottles, crowns and plastics. Boval S.A., the parent of Kar-Tess Holding S.A., currently owns 44.1% of Frigoglass S.A.

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999 initially set to expire on December 31, 2004, and extended first in June 2004 and again in December 2008, on substantially similar terms, to December 31, 2013, we are obligated to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers. We have the status of a non-exclusive most favored customer of Frigoglass S.A., which means that the price to us must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by us must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favored customer pricing for any product for which they provide us with less than 50% of our annual supply requirements. In addition, most favored customer status does not apply to any products which we purchase from Frigoglass S.A. which are categorized as commodities and for which we have requested, and have received, fixed prices.

        In 2008, we made purchases from Frigoglass S.A. totaling €117.5 million compared to €95.8 million in 2007 and €216.9 million in 2006. The purchases from Frigoglass S.A. in 2008 were comprised of €82.6 million for coolers and other cold drink equipment and spare parts and €34.9 million for raw and packaging materials and other purchases. This compares to €64.2 million for the purchase of coolers and other cold drink equipment and spare parts and €31.6 million for purchases of raw and packaging materials in 2007 and €183.2 million and €33.7 million, respectively, in 2006. The reduction in total purchases of €121.1 million from 2006 to 2007 was primarily a reflection of a €99.0 million reduction in direct purchases of coolers for the Russian Federation. Requirements for coolers in the Russian Federation are now being met by entering into finance leases with a third party leasing company. The third party leasing company purchases the coolers from Frigoglass S.A. on the same conditions that we would have been party to, had we purchased the coolers directly from Frigoglass S.A.

        As at December 31, 2008, we owed a net balance of €10.4 million to Frigoglass S.A. in connection with the supply agreement, compared to €3.6 million as at December 31, 2007. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 16.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2008, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €13.7 million. This compares to €12.2 million for 2007 and €18.5 million for 2006. In 2008, we sold €0.2 million of finished goods and raw materials and we incurred rental expenses of €0.4 million, compared to rental expenses of €0.1 million and €0.2 million for 2007 and 2006, respectively. In 2007 and 2006 we made no sales of finished goods or raw materials to Leventis Overseas and AG Leventis (Nigeria) plc. At December 31, 2008, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €1.1 million and Leventis Overseas and AG Leventis (Nigeria) plc owed nil to us, compared to €1.7 million and €0.2 million, respectively, as at December 31, 2007.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2008 we purchased €0.2 million of finished goods and other materials and recorded income of €0.2 million from Plias S.A., compared to nil in 2007 and 2006. At December 31, 2008, we were owed €0.6 million from Plias S.A. and its subsidiaries, compared to €0.5 million as at December 31, 2007.

Other related parties

        During 2008, we purchased €3.0 million of raw materials and finished goods and €0.6 million of fixed assets from other related parties. Further, we incurred expenses of €2.6 million and recorded income of €0.1 million. At December 31, 2008, we owed €0.4 million to, and were owed €0.1 million by other related parties. No such transactions with other related parties occurred in 2007 and 2006.

The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

        On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. On December 29, 2008, Kar-Tess Holding S.A. and The Coca-Cola Company agreed to extend their existing shareholders' agreement until 31 December 2018. The following summarizes certain provisions of the shareholders' agreement.

Restriction on transfer

        The shareholders' agreement restricts the sale of our ordinary shares owned by Kar-Tess Holding S.A. and The Coca-Cola Company Entities with a view toward maintaining the combined shareholdings of Kar-Tess Holding S.A. and The Coca-Cola Company Entities until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). However, Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of our ordinary shares below these minimum thresholds provided that they continue to jointly control us.

Composition of our board of directors

        The amended shareholders' agreement provides that the composition of our board of directors be twelve directors comprising:

  •
  two directors designated by The Coca-Cola Company Entities;

  •
  four directors designated by Kar-Tess Holding S.A.; and

  •
  the remaining directors jointly designated by The Kar-Tess Group and The Coca-Cola Company Entities.

        Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares so that each other's nominees are elected to our board of directors and, in the event that there are more or less than twelve directors on our board, so that Kar-Tess Holding S.A. and The Coca-Cola Company Entities maintain their respective proportional representation on our board of directors. Either shareholder may request by written notice to the other shareholder that a director nominated by such shareholder be removed and the other shareholder has agreed to procure that any necessary action is taken in accordance with our articles of association and Greek law to remove or replace such director and to fill the board vacancy with a new director nominated by the shareholder requesting the removal and replacement.

Decisions of our board of directors

        Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of our shareholders to replace our board of directors in the event a resolution is passed by our board of directors in circumstances where a representative director of either Kar-Tess Holding S.A. or The Coca-Cola Company Entities has voted against such resolution to:

  •
  engage in any business other than the bottling of beverages;

  •
  incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30.0 million;

  •
  enter into any arrangements providing for payments or other consideration in excess of €30.0 million;

  •
  sell, lease, exchange, transfer or otherwise dispose of all or substantially all of our assets or sell the majority of the value of our assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

  •
  appoint our top executive (managing director); or

  •
  approve our annual budget and annual business plan.

        Our articles of association provide that approval of these matters requires a quorum of three-quarters of the total number of the members of our board of directors and the vote of two-thirds of the directors present or represented at the meeting. In the event of a tied voted, the vote of the board's chairman prevails.

Shareholder approvals

        Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

  •
  a modification of our articles of association;

  •
  any increase or decrease of our share capital;

  •
  the merger or consolidation of our company with or into another company;

  •
  the liquidation or dissolution of our company; or

  •
  the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of our assets.

        The Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) and The Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, providing that, after the termination of the shareholders' agreement, for so long as any of The Kar-Tess Group or The Coca-Cola Company Entities is a shareholder in our company, each of The Kar-Tess Group and The Coca-Cola Company Entities will vote their ordinary shares against any proposal to liquidate or dissolve our company unless they have separately agreed to the contrary.

Termination

        No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, at any time the parties may agree to terminate the shareholders' agreement, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities

General

        On August 29, 2000, in connection with the listing of our ordinary shares on the London Stock Exchange, we, The Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) and The Coca-Cola Company Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

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

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

        The Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm's length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company's group as set forth in The Coca-Cola Company's bottlers' agreements with us.

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

C.    Interests of experts and counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

        You should read Item 18 "Financial Statements".

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

        On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that we allegedly failed to comply with the decision of January 25, 2002. On August 31, 2006, we deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, we increased the charge to our 2006 financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection with this case.

        On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. A reduction in the fine of €2.8 million was recognized in our 2007 income statement. We have appealed the decision of the Court of Appeals to the extent it partly upholds the fine, to the Supreme Administrative Court of Greece. We believe that we have substantial legal grounds for our appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of our competitors have also appealed the decision of the Court of Appeals. All three appeals (i.e. ours and those of the Greek Competition Authority and one of our competitors) will be heard on November 4, 2009 (following the postponement at the originally set hearing on February 4, 2009).

        In relation to the Greek Competition Authority's decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

        On April 28, 2008, our subsidiary in Northern Ireland received an information request from the Office of Fair Trading, or OFT, as part of its investigation of major retailers and a number of suppliers of consumer products for possible violations of competition law. The investigation is at a very preliminary stage and we cannot predict its outcome. We believe we have not engaged in any illegal behavior and are cooperating fully with the OFT.

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

B.    Significant Changes

        Not applicable.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for our ordinary shares on the main market of the Athens Exchange, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 13, 2007.

	euro per ordinary share
	High	Low
Calendar Year
2004	15.16	11.31
2005	16.99	11.79
2006	20.00	14.87
2007	29.60	18.60
2008	32.20	8.00
2009 (through June 15, 2009)	15.45	8.80
Financial Quarter
2007
First Quarter	21.47	18.60
Second Quarter	22.94	20.12
Third Quarter	27.00	21.34
Fourth Quarter	29.60	26.20
2008
First Quarter	32.20	26.72
Second Quarter	31.00	16.88
Third Quarter	18.22	15.02
Fourth Quarter	15.46	8.00
2009
First Quarter	12.16	8.80
Second Quarter (through June 15, 2008)	15.45	10.74
Month
December 2008	11.60	9.98
January 2009	12.16	10.30
February 2009	11.48	8.92
March 2009	10.90	8.80
April 2009	12.26	10.74
May 2009	14.70	12.20
June 2009 (through June 15, 2009)	15.45	14.50

        On October 15, 2007 our shareholders approved a share capital increase of €60.6 million through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each.

        Our market capitalization as at June 15, 2009, was approximately €5,470.1 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 20, 2007.

	dollars per ADS
	High	Low
Calendar Year
2004	18.73	14.03
2005	21.03	15.40
2006	26.65	18.89
2007	43.89	24.87
2008	48.93	11.00
2009 (through June 15, 2009)	21.77	10.93
Financial Quarter
2007
First Quarter	28.43	25.11
Second Quarter	30.99	27.05
Third Quarter	39.00	26.80
Fourth Quarter	43.89	37.67
2008
First Quarter	47.50	38.91
Second Quarter	48.93	26.23
Third Quarter	28.22	21.34
Fourth Quarter	21.86	11.00
2009
First Quarter	16.10	10.93
Second Quarter (through June 15, 2009)	21.77	14.20
Month
December 2008	15.47	13.52
January 2009	16.10	13.74
February 2009	14.56	11.30
March 2009	14.66	10.93
April 2009	16.45	14.20
May 2009	20.63	16.11
June 2009 (through June 15, 2009)	21.77	20.18

        Fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        We have been listed on the Athens Exchange since 1991, and we are part of the Athens Exchange Composite Index. We are one of the largest companies, based on market capitalization, quoted on the Athens Exchange. Our ordinary shares trade on the Athens Exchange under the symbol "EEEK". The Athens Exchange is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and the Australian Stock Exchange, although we have commenced a process to delist from the Australian Stock Exchange. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol "CCH". Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts, or ADRs. Each ADR represents one ordinary share. We have a sponsored ADS facility, with The Bank of New York acting as Depositary.

        As at December 2008, and based exclusively on external research performed by Thomson Financial's IR Channel, there were 101 holders of our ordinary shares in the United States holding an aggregate of 24,491,912 ordinary shares, or approximately 6.7% of our current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.3%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in December 2008, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        Following authorization by Law 3152/2003, the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation ("the Regulation"), which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Following authorization by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Finally, the Regulation was once more substantially amended and restated by Law 3606/2007. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of six (6) main categories:

  •
  Large Cap Category;

  •
  Small and Medium Cap Category;

  •
  Fixed Income Securities Category;

  •
  Category of Exchange Traded Funds (ETFs);

  •
  Under Surveillance Category; and

  •
  Limited Free Float and Special Stock Exchange Characteristics Category.

        When securities are listed for the first time on the Securities Market of the Athens Exchange they will fall within one of the first four categories.

        As at May 13, 2009, 71 companies had shares classified in the Large Cap category of the Athens Exchange, 143 companies had shares classified in the Small and Mid Cap category, 41 companies had shares classified in the Limited Free Float and Special Stock Exchange Characteristics Category and 29 companies had shares classified in the Under Surveillance Category.

        The Large Cap Category consists of those companies that have a market capitalization of more than €100.0 million, free float more than 20% and that meet certain annual liquidity criteria. During the six-month period prior to the review the stock must have a weighted velocity of over 200%. Also in this category the companies that participate need to meet the following criteria of financial performance: shareholders equity of no less than €15.0 million and cumulative three year adjusted EBITDA of no less than €16.0 million and no less than €4.0 million per annum or cumulative three year pre-tax profits of no less than €12.0 million and no less than €3.0 million per annum. In addition to the above, a company being admitted to trading in the Large Cap Category for the first time should have a minimum capitalization of €150.0 million. The companies that have either a small free float (less than 15%) of the total of its common shares or price below €0.30 per share for 3 consecutive days or annual sales income below €3.0 million are classified in the Special Stock Exchange Characteristics category, while companies that are in financial distress are classified in the Under Surveillance Category. In all other cases the companies are classified under the Small and Mid Cap category.

        The Greek capital markets and the Athens Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the board of directors of the Hellenic Capital Markets Commission, and the board of directors of the Athens Exchange. On May 31, 2001, the Athens Exchange was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status. The creation of stock and derivatives exchanges in addition to the stock and derivatives markets of the Athens Exchange and the Athens Derivatives Exchange were originally permitted in Greece pursuant to Law 3152/2003 subsequently in accordance with the provision of article 21 of Law 3371/2005. These licenses remain in effect under article 71 of Law 3606/2007 implementing the Directive on Markets and Financial Instruments in Greece. The operating license of these exchanges is granted by the Hellenic Capital Markets Commission, provided these exchanges fulfill certain capital, organizational and other requirements set forth in the Law 3606/2007 and in decision 8/452/2007 of the board of directors of the Hellenic Capital Markets Commission. The Hellenic Capital Markets Commission approved the Regulation for the operation of the exchange and determined the process for its publication.

Membership in the Athens Exchange

        Membership is required for brokerage firms in order to effect transactions on the Athens Exchange and is subject to approval by the board of directors of the Athens Exchange and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct transactions on the Athens Exchange, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Exchange member is €0.5 million.

        All transactions through the Athens Exchange may only be carried out by brokers or banks that are members of the Athens Exchange. Membership in the Athens Exchange is subject to the licensing requirements stipulated in the Directive on Markets and Financial Instruments and to the approval of the Athens Exchange board of directors. Brokerage firms and banks that are members of the Athens Exchange must appoint and have present during trading sessions at least one official representative authorized to conduct Athens Exchange transactions, which must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission.

        Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System (OASIS), an electronic trading system, on behalf of their customers or on their own behalf. As at May 13, 2009, the Athens Exchange had 66 members, the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies and banks. The investment services companies need to have a minimum share capital of €0.5 million if only engaging in receiving and transmitting buy and sell orders, €1.5 million if providing a variety of investment services and €5.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating license from the Hellenic Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the EU or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading listed Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of June 15, 2009, our market capitalization represented approximately 6.1% of the ATHEX Main Market Composite Index and approximately 4.7% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2004	2,788.7	2,227.3	2,786.2
2005	3,663.9	2,818.3	3,663.9
2006	4,395.4	3,379,3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008	5,207.4	1,626.6	1,786.5
2009 (through June 15, 2009)	2,427.5	1,469.4	2,390.5

Trading on the Athens Exchange

        Athens Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 5:00 p.m., Athens time, for the Large Cap category. For the Mid and Small Cap categories the trading starts at 10.30 a.m. and concludes at 12.00 p.m. and the trading resumes again at 02.00 p.m. and ends at 5:00 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10:15 a.m. until 10.30 a.m. for the Large Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Large Cap category the after hours trading session is between 5:00 p.m.-5:20 pm. Between 5.00 p.m. to 5.20 p.m. trades are executed at any price. The closing price is determined either by the closing auction or from the weighted average price of the last 30% of the trades of the session. For the Mid and Small Cap category there is also "an after hours" trading session from 5:00 p.m. to 5:20 p.m. for orders placed with instructions to execute "at Closing".

        The trading system of the Athens Exchange is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

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

        According to an Athens Exchange specifying, the different fluctuation limits for the various security classes, the FTSE/ATHEX20 securities prices may fluctuate up to 30% from the closing price of the preceding trading session (reference price). For all other securities, excluding the two special categories described in a previous chapter (Special Stock Exchange Characteristics securities and Under Surveillance) prices may fluctuate up to 10% from the closing price of the preceding trading session (reference price). However, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the 10% limit for the particular security is then extended by a further 10%. The price of a security that is classified on any of the two special categories (Special Stock Exchange Characteristics or Under Surveillance) may fluctuate on the auction market at a limit of 10% range. In this case also, if all incoming purchase orders remain at the 10% limit up or if all sale orders remain at the 10% limit down for 15 minutes, the 10% limit for the particular security is then extended by a further 10%. The Regulation has also introduced an automated system of fluctuation control process applicable to securities listed in the Large Cap Category and the Category of ETFs, which is intended to prevent sudden fluctuations of the said securities. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

        Simple block trades of equity securities are conducted under the following rules:

  •
  for shares that the average daily trading value is less than €25.0 million the minimum value of the block is not less than €250 thousand;

  •
  for shares that the average daily trading value is equal or more than €25.0 million and less than €50.0 million the minimum value of the block is not less than €400 thousand; and

  •
  for shares that the average daily trading value is more than €50.0 million the minimum value of the block is not less than €500 thousand.

        The Athens Exchange authorities maintain the right to change the minimum value of a block trade. Block trades are executed by competent personnel of the Athens Exchange that check the abovementioned requirements and authorize the block trade.

        All prices of completed transactions are published on electronic screens in the Athens Exchange. The prices of block trades do not affect the trade price. All transactions require cash settlement within three business days of the trade date. Trades are noted in the official register of the Athens Exchange, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis. Bond trading is conducted by agreement among brokers on the electronic system.

        All shares listed in the Athens Exchange are traded with a trading unit of 1 share.

        Prices of all securities listed on the Athens Exchange are published in the Athens Exchange official daily price bulletin.

        Law 3606/2007 implementing the Directive on Markets and Financial Instruments abolished numerous limitations on over the counter trading of listed securities. Furthermore, a newly enacted amendment of the Regulation regarding clearing and settlement has facilitated the execution of over the counter transactions (OTC) through orders of Investment Services Firms, while in the recent past over the counter transactions were only executed through the facilities of the Central Securities Depositary department of the Hellenic Exchanges. These over the counter transactions are not subject to price limitations.

Market regulation

        Under Greek law, regulation of securities trading activities on the Athens Exchange is subject to similar restrictions to those imposed in other jurisdictions in the EU and in the United States. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

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

        All persons with access to confidential information may only disclose it to third parties if acting within their ordinary course of business. Under no circumstances can such persons disclose confidential information to third parties for the purpose of such third parties acquiring or disposing securities which are traded on the Athens Exchange.

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

Settlement, clearance and the Central Securities Depositary

        Settlement of both registered and bearer shares listed on the Athens Exchange is effected through the department of Central Securities Depositary of the Hellenic Exchanges S.A. The Central Securities Depositary was originally founded in February 1991 as a société anonyme. On November 2006 the merger by absorption of the Central Securities Depositary by its parent company Hellenic Exchanges S.A. was completed. The department of the Central Securities Depositary of Hellenic Exchanges S.A. is responsible for settling and clearing Athens Exchange transactions and holding the shares deposited with it in book entry form.

        Book entry of listed securities was originally introduced by virtue of Law 2396/1996. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

        To participate in the SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more Athens Exchange members or custodian banks as authorized operators of their SAT accounts. Only the authorized operators have access to balances and other information concerning a SAT account. The Athens Exchange has also introduced the possibility of holding a joint SAT account for two or more investors.

        The clearance and settlement procedure through the department of the Central Securities Depositary of the Hellenic Exchanges S.A. is effected through a multilateral system and consists of three stages:

  •
  First, a notification by the Athens Exchange to the Central Securities Depositary of the transactions completed within each trading day. More specifically, on trade date "T", following the closing of the trading day, the Athens Exchange sends electronically to the Central Securities Depositary department of Hellenic Exchanges S.A. a magnetic file containing information on the trading activity of such day. The file is downloaded to the SAT, where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

  •
  Second, a notification by the brokers to the Central Securities Depositary of Hellenic Exchanges S.A. with the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to Hellenic Exchanges S.A. each trade along with the broker's account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are "temporarily blocked" for transfer purposes. Under Greek law, a person may not enter into sales of securities on the Athens Exchange if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the Athens Exchange are strictly regulated by the Hellenic Capital Markets Commission and permitted in the case of derivative contracts previously executed either on the Athens Exchange or on a private basis.

  •
  Third, the settlement cycles are carried out on day T+3 in time intervals determined by the Hellenic Exchanges S.A., which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement as mentioned is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in case of block trades or in exceptional circumstances, and in accordance with the Hellenic Exchanges S.A. clearing and settlement of dematerialized securities regulations. The transfer of shares is affected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Exchange Guarantee Fund, to which each Athens Exchange member contributes, and which is operated as a separate legal entity.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of our issued share capital as of December 31, 2008, is €182,701,048.50 divided into 365,402,097 ordinary registered shares with a par value of €0.50 each, all of which is paid-up. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
October 15, 2007	Capitalization of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
November 20, 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
February 28, 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
May 13, 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
August 7, 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50

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

(10)
Our shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the "share premium" account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

(11)
On November 20, 2007, our board of directors resolved to increase our share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €8,677,840.

(12)
On February 28, 2008, our board of directors resolved to increase our share capital by 824,832 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €11,641,787.

(13)
On May 13, 2008, our board of directors resolved to increase our share capital by 810,511 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €9,218,941.

(14)
On August 7, 2008, our board of directors resolved to increase our share capital by 28,397 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €325,343.

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

Dividends

Determination of dividends

        We distribute dividends each fiscal year out of our non-consolidated profit after tax as determined under IFRS. This is in line with EU regulation and recently enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing January 1, 2005. Dividends may only be distributed after an amount between 5% and 30% of our adjusted after-tax profit has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be at least 35% of our adjusted after-tax profit (on an unconsolidated basis) after subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by us for a period exceeding 10 years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

        We may distribute any profit after tax not otherwise distributed by way of dividend to our shareholders if this is approved by a majority of our shareholders at a general meeting following a proposal from our board of directors.

        The amount distributed to shareholders may not exceed the aggregate of the accumulated earnings and any reserves approved for distribution by the shareholders, less the amount required to be retained as a reserve under Greek law and our articles of association. We may not distribute dividends to the extent that it would reduce our shareholders' equity below the aggregate of our paid-up share capital and any statutory reserves.

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

        Interim dividends so distributed may not exceed one half of the profit after tax shown in the accounting report.

Payment of dividends

        Dividends must be paid to our shareholders on a date fixed either by our shareholders at a general meeting or by our board of directors, if the board has been so authorized by our shareholders. The payment date must commence within three working days from delivery by Hellenic Exchange S.A. of the file that contains the names of the persons entitled to receive the dividend, as specified in the Operating Regulation of the SAT and the Regulation of the Athens Exchange. Any dividend that has remained unclaimed for five years from the date of its declaration will be forfeited to the benefit of the Hellenic Republic and cease to remain owed by us.

Undistributed dividends

        There are provisions of Greek law providing for a minimum cash dividend that we are obliged to distribute if we have profits on an unconsolidated basis. Such minimum dividend must be at least 35% of our profit after tax on an unconsolidated basis. We may distribute dividends amounting to less than 35% of our profit after tax on the basis of a shareholders' resolution passed by a supermajority of at least 65% of our paid up share capital. The undistributed amount of the minimum dividends is transferred to a special reserve account and must be capitalized and converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to our shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date.

Liquidation rights

        Upon liquidation, our net assets must be distributed to our shareholders in cash and in proportion to the number of ordinary shares held by each of them.

Shareholders' meetings and notices

        As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of our paid-up share capital also have the right to convene an extraordinary general meeting of our shareholders. You should read "Rights of major shareholders" below for additional information on the rights of our major shareholders. The annual general meeting must be held once a year within the first six months following the end of our fiscal year. The Company Law provides that the general meeting of listed companies may be held in the municipality of Athens, where the Athens Exchange is seated. The annual general meeting:

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

        The invitation to attend a general meeting must be submitted to the local prefecture for publication in the Government Gazette and must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Commerce and in one local paper published in the prefecture of our registered offices. The invitation must state the place, date and time of the meeting as well as the items on the agenda. The invitation for an adjourned meeting must be published in the newspapers determined by the Minister of Development at least ten calendar days prior to the date of the meeting. In the event that the initial invitation specifies the place and time of the reiterative meetings of the general meeting it is not necessary to publish a new invitation. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

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

  •
  five days prior to a general meeting, the shareholder must deposit with our treasury department a certificate issued by the Central Securities Depositary ("CSD) department of Hellenic Exchanges S.A. stating that such ordinary shares have been transferred to the special account of the shareholder and are blocked from transfer to third parties, or the receipt evidencing deposit of the CSD certificate with the Deposits and Loans Fund or with any banking institution, in Greece or abroad. Shareholders may deposit a CSD certificate with a banking institution abroad if the invitation to the relevant general meeting specifies the banking institution with which the CSD certificate may be deposited;

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

Matters requiring extraordinary quorum and supermajority approval

        A quorum of 67% of the holders of our share capital and a supermajority of two-thirds of the share capital present and entitled to vote, provided that such vote exceeds 50% of the company's shares, is required to pass resolutions concerning the following matters:

  •
  a merger;

  •
  decreases and increases in share capital;

  •
  issuance of any convertible bonds;

  •
  the decision not to distribute dividends where the minimum dividend required to be paid is 35% of our profit after tax;

  •
  the distribution of dividends and any change in the method of distribution of dividends;

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

Action by written consent

        Resolutions of the board of directors may be taken by written consent.

Rights of major shareholders

        Under Greek corporate law shareholders holding 5% or more of our paid-up share capital have the right to:

  •
  apply to the board of directors asking to convene a general meeting;

  •
  once postpone a resolution (or resolutions) of an annual or extraordinary general meeting for no more than thirty days;

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

        Furthermore, any shareholder may request from the board of directors to provide at the general meeting any specific information related to the affairs of the company, as long as they are relevant and useful for the assessment of the items of the agenda of the general meeting. Such request must be made at least five days prior to the general meeting.

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

        Shareholders holding 5% of the company's share capital represented in a general meeting convocation may object to an approval by the general meeting of the company giving a guarantee or other security in favor of a member of the management, the persons controlling the company, their relatives up to the third degree and any legal entity controlled by them.

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

        Shareholders holding 20% or more of our paid-up share capital have the right to object to a resolution of a general meeting concerning the settlement or waiver by us of any claim for damages against any of our directors. Finally, shareholders holding 20% or more of our paid-up share capital have the right to request from the board of directors, five days prior to the day of a general meeting, particular information relating to the conduct of our corporate affairs and our financial condition. The board of directors may refuse to give such information for good and substantial reasons (including their representation in the board of directors of the company), which must be set forth in the minutes of the general meeting. Furthermore, shareholders holding 20% or more of our paid-up share capital have the right to petition at any time a competent court to order an audit in connection with a possible mismanagement of our corporate affairs. The petitioners must show probable cause before the court will order an audit. A similar right is available to shareholders holding 5% or more of our paid-up share capital with respect to alleged breaches of the law, our articles of association or decisions of the general meeting. Such shareholders must petition the court within three years from the approval of the financial statements for the year in which the alleged breaches occurred.

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

        In general, actions for damages as against directors for loss incurred by the company are exercised under Greek law through the company, rather than through derivative actions, a remedy typically available to shareholders of US companies. However, under certain circumstances the shareholders of a Greek company may have the right to bring an action against directors on behalf of the company. Our board of directors may decide by a simple majority to bring an action on behalf of us against any of its members. In addition, if our shareholders so resolve at a general meeting by an absolute majority, or if shareholders representing 10% of our paid-up share capital so request, we are under an obligation to bring a claim for damages against members of the board of directors for mismanagement of corporate affairs within six months either from the day of the general meeting or from the day such request is submitted to us. We are then represented in court by special independent representatives appointed either at a general meeting or by the court.

        The application of the abovementioned minority shareholders is executed only after they provide evidence that they have had the shareholder capacity for at least three months before filing the application.

        We have obtained insurance against our executive officers' and directors' potential liability under US securities laws.

Issue of share capital

        Subject to the pre-emptive rights contained in our articles of association, our share capital may be increased by a resolution of the shareholders. A quorum of 67% of the holders of our share capital and a supermajority of 67% of the share capital present, provided that such vote exceeds 50% of our shares, and entitled to vote is required to pass the resolution.

Issue of shares for non-cash consideration

        Greek corporate law requires a valuation of non-cash assets offered as payment for an issue of shares. Under Greek law, a commission set up by the Greek Ministry of Development must determine the value of the assets. Under certain conditions specified in article 9a of Codified Law 2190/1920, such valuation may not be required.

Issue of shares in connection with a business combination

        We are required to obtain approval from the Ministry of Development and the Athens Exchange, if we decide to increase our share capital for any reason (other than pursuant to a stock option exercise), including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the Athens Exchange is more likely to undertake a substantive review of the proposed transaction.

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

Rights issues

        The time period for the exercise of rights under a rights issue is fixed by a resolution of the general meeting and may not be less than 15 days, during which time our ordinary shares must be traded on the Athens Exchange. All new shares not acquired by our shareholders may be allocated by the board of directors in its sole discretion and may be offered to non-shareholders at a price that is at least equal to that of the rights issue.

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

        We may also acquire our ordinary shares up to a maximum of 10% of our share capital after a resolution of the company's general meeting approving such acquisition. The shareholders resolution must specify the maximum number of ordinary shares to be purchased, the high and low prices at which we may purchase the ordinary shares and the time period of the redemption program, which may not exceed 24 months from the date of the resolution. The shareholders resolution must be immediately notified to the Athens Exchange and in the Athens Exchange Daily Official List at least 2 business days before the start of the time period of the redemption program. The board of directors may decide to acquire the shares in stages within the time period and upper limit set by the general meeting of shareholders upon prior notification of the Athens Exchange and publication of the relevant board resolution in one political and one financial newspaper. Under Greek law, we are required to fund a share buy-back exclusively from funds that could be distributed to shareholders as dividends.

        The day following the expiration of the time period during which we may be authorized to purchase our ordinary shares, we must submit to the Hellenic Capital Markets Commission and the Athens Exchange a statement setting forth the number of ordinary shares acquired, the average acquisition price, the total number of treasury shares as at that date, as well as the percentage of share capital which corresponds to this number. This information is published in the Athens Exchange Daily Official List and is disclosed to our shareholders at the following general meeting. The purchased shares must be fully paid-up and acquired from the broad investing public. Any ordinary shares so acquired must be sold within three years of purchase, which may be extended for a further two years upon application to the Hellenic Capital Markets Commission, or otherwise must be cancelled. Both the decision to sell and the decision to cancel such shares must be communicated to the Athens Exchange. All ordinary shares so acquired do not have voting rights and are not taken into account for the purpose of assessing a quorum.

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

Disclosure of interests in shares

        Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 20%, 1/3, 50% or 2/3 of our total voting rights, must inform us and the Athens Exchange in writing by submitting a specific standard form the soonest possible and in any case not later than three trade days from the next date of the later of the date of acquisition or sale or the date when the person became aware of the transaction.

        A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder's voting rights is increased or decreased by 3% or more, and for any member of the board of directors or any executive officer who acquires or disposes of 3% or more of our total voting rights, irrespective of his or her total percentage. Furthermore, directors and senior managers must notify us and we, in turn, must notify the Athens Exchange, with respect to each transaction in our ordinary shares unless their total transactions in our ordinary shares in one calendar year do not exceed €5,000.

        Greek law requires any of our shareholders holding at least 10% of any class of our shares to report to the Athens Exchange, in advance of any acquisition or transfer of more than 5% of the same class of shares, the exact volume, and timing of the transaction as well as the name of any broker or underwriter used in connection with such acquisition or transfer. This information is then published in the Daily Bulletin of the Athens Exchange.

        According to a recently enacted law that will enter into force as of July 1, 2007 the above thresholds and time limit have been amended. As a result, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 15%, 20%, 25%, 1/3, 50% or 2/3 of our total voting rights, will have to inform us and the Athens Exchange in writing by submitting a specific standard form within three trading days of the date of acquisition or sale. The shareholder is deemed by law to be aware of the sale or acquisition on the second trade day after such sale or acquisition.

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

C.    Material Contracts

        You should read Item 5, "Operating Financial Review and Prospects," and Item 7B, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of our material contracts, as well as Item 19, "Exhibits" for a list of our material contracts.

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

        All forms of capital movement in and out of Greece have been deregulated. Foreign investors may purchase securities listed on the Athens Exchange, as well as Greek Government bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully deregulated.

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

Corporate taxation

        The profit before tax of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate was reduced to 32% in 2005, to 29% in 2006 and to 25% for 2007, onwards. The rate of 25% will be reduced gradually to 24% in 2010, 23% in 2011, 22% in 2012, 21% in 2013 and 20% in 2014, onwards.

Taxation of dividends

        Dividends (including shares allocated to shareholders from capitalized profits or reserves, but excluding the capitalization of share premium reserve or certain other reserves), distributed by Greek société anonymes are subject to withholding tax at 10%. This withholding tax applies to distributions approved by the general meetings of shareholders of Greek société anonymes held on or after 1 January 2009 and onwards. Certain exceptions for corporate shareholders exist to this withholding tax requirement. Because of the specific nature of these exceptions, we recommend to obtain professional tax advice for guidance.

Taxation of capital gains

        Under Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the Athens Exchange that have been acquired before 1 January 2010 are tax exempt as follows:

        Capital gains resulting from the sale of securities listed on the Athens Exchange by enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece maintaining double entry accounting books are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting books. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly.

        Capital gains from the sale of listed securities earned by natural persons, whether Greek or foreign residents, and enterprises incorporated in Greece or foreign enterprises operating through a permanent establishment in Greece without obligation to maintain double entry accounting records, are exempt from taxation. Foreign enterprises not operating in Greece through a permanent establishment are also exempt from Greek taxes.

        Pursuant to Article 34 of Law 2238/94, capital gains from the sale of securities listed on stock exchanges outside Greece, including the ADSs, earned by Greek natural persons or legal entities without obligation to maintain double entry accounting records are also exempt from taxation. Legal entities that maintain double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly. Capital gains of US holders (as defined below in United States Taxation—Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares or ADSs will not be subject to income tax in Greece.

        According to recent amendments in Article 38 of Law 2238/1994, the capital gains that will result from the sale of securities listed on the Athens Exchange in respect of shares acquired for whatever reason on or after 1 January 2010 are subject to tax at 10%. Also, capital gains from the sale of securities listed on exchanges outside Greece and earned by Greek natural persons or legal entities in respect of shares acquired for whatever reason on or after 1 January 2010 are also subject to tax at 10%. If the seller is a foreign company resident of a state, with which Greece has signed a Double Tax Treaty currently in force, and does not maintain a Greek permanent establishment, no capital gains tax shall be imposed, since said income is classified as business income. For such exemption to apply, the foreign company must provide to the operator of its Greek SAT account a tax residence certificate within December of the previous year. If the seller has realised a capital loss from the sales of securities listed on the Athens Exchange within the same calendar year, then the seller may apply for a total or partial (depending on the amount of loss) refund of capital gains tax withheld. Legal entities which are subject to Greek corporate income tax are not entitled to claim said refund, but may set off such losses against future gains arising from the sale of securities listed on the Athens Exchange. The 10% capital gains tax is also imposed on gains arising from the sale of securities (including ADSs) listed on a foreign stock exchange.

Transfer taxes and charges

        A transfer tax is imposed on sales of securities listed in the Athens Exchange in respect of shares acquired before 1 January 2010 at the rate of 0.15% of the sale price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.06% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller. Finally, the above transfer tax at the rate of 0.15% is imposed on transfers of ADSs, in case the seller is a Greek tax resident or a foreign enterprise, which has a permanent establishment in Greece.

        Transfer tax of 0.15% is abolished on transfers of listed shares in respect of shares acquired on or after 1 January 2010.

Stamp duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

        Inheritance or succession taxes are payable in Greece on listed shares of Greek domiciled companies or foreign securities at the rates of 0.6% or 1.2% for relatives belonging to the first or second, respectively, degree relatives. With regard to third degree relatives, inheritance or succession taxes are payable on a progressive system, the rates of which range from 0% to 40%. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force.

Gift tax (donation taxes)

        A similar (to that applying to inheritance) system of taxation applies to the donation of listed shares.

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

        In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

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

        If a partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in the ADSs is urged to consult his, her or its own tax advisor.

        This discussion addresses only United States federal income taxation.

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. You must include any Greek tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

        Dividends will be income from sources outside the United States. Dividend will, depending on your circumstances, generally be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Greek tax withheld and paid over to Greece will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the US Securities Exchange Act of 1934, as they apply to foreign private issuers, and will file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the Public Reference Section of the SEC at 100 F Street, N.W., Washington DC 20549, from which you may also obtain copies at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

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

I.     Subsidiary Information

        See Item 4C, "Information on the Company—Organizational Structure".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        You should read Item 5, "Operating and financial review and prospects—Market risk" , as well as note 20 to our consolidated financial statements included elsewhere in this annual report for quantitative and qualitative disclosures about market risk.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.     Disclosure Controls and Procedures

        We have evaluated, under the supervision and with the participation of our management, including our managing director and our chief financial officer, our disclosure controls and procedures as of December 31, 2008 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our operations in Nigeria, Romania and the Russian Federation. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2008, the individual and aggregate impact of all such incidents was immaterial to our consolidated financial statements.

  b.     Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2008.

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

  d.     Changes in Internal Control over Financial Reporting

        There has been no change in our internal controls over financial reporting for the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see item 4B, "Information on the Company—Business Overview—Information technology".

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        All members of our audit committee, including Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Antonio D'Amato, are independent. Mr. Antonio D'Amato replaced Mr. Samir Toubassy effective June 26, 2009. Mr. Samir Toubassy was also independent. Our board of directors believes that Mr. Nigel Macdonald is a financial expert as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees and all other fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.7 million for the year ended December 31, 2008, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €7.9 million for the year ended December 31, 2007, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with US GAAP, IFRS, and local statutory audits.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.2 million for the year ended December 31, 2008 and €0.1 million for the year ended December 31, 2007.

Tax fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, totaled approximately €0.1 million in 2008 and €0.3 million in 2007.

All other fees

        Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2008 and December 31, 2007.

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

        In respect of the fiscal year ending December 31, 2009, our audit committee has approved in advance certain permitted services across our business. These services are (i) statutory or other financial audit work, (ii) audit related work, such as services related to employee benefit plans and due diligence, and (iii) tax compliance, planning and advice.

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

        None. Our board of directors believes that all members of our audit committee satisfy the independence requirement of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

        None.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

Certain differences between our practices and the corporate governance listing standards of the New York Stock Exchange

        Greek corporate law and our corporate practices differ in certain respects from the listing rules of the New York Stock Exchange. US companies listed on the New York Stock Exchange are required to have a majority of independent directors on their board of directors and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members.

        Based on the shareholders' agreement (described in detail above under Item 7, "Major Shareholders and Related Party Transactions") between Kar-Tess Holding S.A. and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding S.A. and two are designated by The Coca-Cola Company. The remaining directors are jointly designated by Kar-Tess Holding S.A. and The Coca-Cola Company Entities too. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, KCVO, CMG, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Samir Toubassy. Mr. Samir Toubassy retired from his directorship effect June 26, 2009. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Mr. Alexander Cummings, Mr. George A. David, OBE, OFR and Sir Michael Llewellyn-Smith, KCVO, CMG. Our human resources committee does not have sole authority to determine our managing director's compensation.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

ITEM 19    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended on June 17, 2002(1)
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on May 20, 2002(2)
2.1
€600.0 million Multicurrency Revolving and Swingline Facilities Agreement with a €250.0 million Swingline Option, dated August 1, 2005 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and Deutsche Bank AG with Deutsche Bank AG, London Branch acting as Swingline Agent and as Facility Agent(3)
2.2
Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V., as guarantors(4)
2.3	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2003(2)
2.4	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.3)(2)
3.1
Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(1)
3.2
Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(1)

Exhibit Number	Description
3.3	Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(2)
3.4
Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)(1)
3.5
Amended and Restated Shareholders' Agreement, dated December 29, 2008 by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding S.A.(4)
4.1	Form of European Bottlers' Agreement(4)
4.2	European Bottlers' Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.(5)
4.3	Form of International (Non-European) Bottlers' Agreement(4)
4.4	Form of Distribution Agreement(1)
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.(6)
4.6
Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited(1)
4.7	Letter from The Coca-Cola Company, dated August 15, 2003(2)
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for our countries that entered the European Union on May 1, 2004(6)
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Business—Subsidiaries" in the Annual Report)
11.1	Code of Ethics(6)
12	Certifications of Managing Director and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Managing Director and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (7)

(1)
Incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on September 18, 2002.

(2)
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on November 13, 2003.

(3)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2006, as filed with the SEC on June 29, 2007.

(4)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2008, as filed with the SEC on June 30, 2009.

(5)
Incorporated by reference to the Annual Report on Form 20-FR12B of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2001 and the six-month period ended June 28,2002 , as filed with the SEC on September 30, 2002.

(6)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2003, as filed with the SEC on June 30, 2004.

(7)
Furnished but not filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A. (Registrant)
By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development and Company Secretary

Date: June 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 30, 2009

Consolidated Income Statement

		Year ended 31 December
	Note	2008 € million	2007 € million	2006 € million
Net sales revenue	3	6,980.7	6,461.9	5,616.3
Cost of goods sold		(4,169.6)	(3,807.3)	(3,363.2)

Gross profit		2,811.1	2,654.6	2,253.1

Operating expenses	5	(2,151.7)	(1,952.0)	(1,746.0)
Impairment of intangible assets	5,9	(189.0)	—	—
Non-recurring items	5	(15.8)	—	—

Operating profit	3,4	454.6	702.6	507.1
Finance income		16.9	11.7	11.0
Finance costs		(125.3)	(97.5)	(87.4)

Finance costs (net)	6	(108.4)	(85.8)	(76.4)
Share of results of equity investments	11	0.1	(1.6)	0.4

Profit before tax		346.3	615.2	431.1
Tax	3,7	(106.4)	(128.4)	(89.9)

Profit after tax		239.9	486.8	341.2

Attributable to:
Minority interests		12.3	14.5	7.5
Shareholders of the Group		227.6	472.3	333.7

		239.9	486.8	341.2

Basic and diluted earnings per share (€)	8	0.62	1.30	0.92

The Notes on pages F-7 to F-78 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2008 € million	2007 € million	2006 € million
Operating activities
Operating profit	3,4	454.6	702.6	507.1
Depreciation of property, plant and equipment	3,10	365.4	354.0	329.1
Stock option expense	32	9.3	5.8	4.0
Amortisation of intangible assets	3,9	3.7	3.4	2.4
Adjustments to intangible assets	5,9	1.2	0.8	7.8
Impairment of intangible assets	9	189.0	—	—
Impairment of property, plant and equipment		—	—	24.5
Non-recurring items	5	15.8	—	—

		1,039.0	1,066.6	874.9
Gain on disposals of non-current assets	4	(12.3)	(3.9)	(11.1)
Decrease / (increase) in inventories		0.7	(90.1)	(32.7)
Increase in trade and other receivables		(130.1)	(103.9)	(66.9)
Increase in trade payables and other liabilities		109.8	91.7	111.2
Tax paid		(129.8)	(100.6)	(102.3)

Net cash from operating activities		877.3	859.8	773.1

Investing activities
Payments for purchases of property, plant and equipment		(590.5)	(546.8)	(516.6)
Payments for purchases of intangible assets		(3.9)	(5.8)	(2.7)
Receipts from disposals of property, plant and equipment		42.7	27.3	37.8
Net payments for investments		(35.3)	(3.5)	9.3
Proceeds from sale of trademarks and other intangible assets		35.0	—	—
Net payments for acquisitions	30	(225.3)	(191.6)	(78.1)

Net cash used in investing activities		(777.3)	(720.4)	(550.3)

Financing activities
Payment of expenses related to bonus shares issue	26	—	(0.6)	—
Proceeds from issue of shares to employees	26	21.1	8.7	22.5
Dividend paid to shareholders of the Group	29	(91.3)	(77.5)	(72.2)
Dividend paid to minority interests		(11.5)	(11.9)	(5.9)
Proceeds from external borrowings		1,937.3	199.8	718.0
Repayment of external borrowings		(1,231.7)	(233.7)	(673.4)
Principal repayments of finance lease obligations		(67.5)	(42.2)	(20.4)
Interest received		10.1	11.2	11.8
Interest paid		(126.9)	(99.2)	(79.8)

Net cash from / (used in) financing activities		439.6	(245.4)	(99.4)

Net increase / (decrease) in cash and cash equivalents		539.6	(106.0)	123.4

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		197.0	305.5	182.4
Net increase / (decrease) in cash and cash equivalents		539.6	(106.0)	123.4
Effect of changes in exchange rates		(12.0)	(2.5)	(0.3)

Cash and cash equivalents at 31 December	18	724.6	197.0	305.5

The Notes on pages F-7 to F-78 are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

		As at 31 December
	Note	2008 € million	2007 € million
Assets
Intangible assets	9	1,918.0	1,913.0
Property, plant and equipment	10	2,994.2	2,857.8
Equity method investments	11	38.8	20.4
Available-for-sale investments	12	15.3	10.5
Held-to-maturity investments		1.8	0.8
Deferred tax assets	13	29.3	26.6
Other non-current assets	14	143.0	53.4

Total non-current assets		5,140.4	4,882.5

Inventories	15	475.5	509.2
Trade receivables	16	789.8	696.2
Other receivables	16	341.1	328.4
Derivative assets	21	25.4	5.7
Assets classified as held for sale	17	5.3	—
Current tax assets		19.7	15.3
Cash and cash equivalents	18	724.6	197.0

Total current assets		2,381.4	1,751.8

Total assets		7,521.8	6,634.3

Liabilities
Short-term borrowings	19	921.3	316.3
Trade and other liabilities	22	1,312.2	1,208.2
Current tax liabilities		41.1	58.0

Total current liabilities		2,274.6	1,582.5

Long-term borrowings	19	1,893.3	1,582.4
Cross-currency swap payables relating to borrowings	21	159.7	186.7
Deferred tax liabilities	13	134.4	97.3
Non-current provisions	23	119.0	116.8
Other non-current liabilities		10.0	16.3

Total non-current liabilities		2,316.4	1,999.5

Total liabilities		4,591.0	3,582.0

Equity
Share capital	26	182.7	181.9
Share premium	26	1,665.0	1,644.7
Exchange equalisation reserve	28	(191.9)	92.4
Other reserves	28	366.7	318.3
Retained earnings		818.2	719.5

Total shareholders' equity		2,840.7	2,956.8
Minority interests		90.1	95.5

Total equity		2,930.8	3,052.3

Total equity and liabilities		7,521.8	6,634.3

The Notes on pages F-7 to F-78 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to equity shareholders of the Group
	Share Capital € million	Share Premium € million	Exchange equalisation reserve € million	Other reserves € million	Retained Earnings € million	Total € million	Minority interests € million	Total equity € million
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2.447.9
Net profit for 2006	—	—	—	—	333.7	333.7	7.5	341.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Losses transferred to profit or loss for the year	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation			(11.7)	—	—	(11.7)	(3.1)	(14.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)

Comprehensive (loss) / income	—	—	(11.7)	1.6	333.7	323.6	4.4	328.0
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share-based compensation:
Options	—	—	—	4.0	—	4.0	—	4.0
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	3.7	3.7
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	21.2	(21.2)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(6.2)	(78.4)

Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for 2007	—	—	—	—	472.3	472.3	14.5	486.8
Valuation gains on available-for-sale investments taken to equity	—	—	—	4.1	—	4.1	—	4.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit or loss for the year	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(42.4)	—	—	(42.4)	(0.4)	(42.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)

Comprehensive (loss) / income	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share-based compensation:
Options	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)

Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

Consolidated Statement of Changes in Equity (Continued)

	Attributable to equity shareholders of the Group
	Share Capital € million	Share Premium € million	Exchange equalisation reserve € million	Other reserves € million	Retained Earnings € million	Total € million	Minority interests € million	Total equity € million
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for 2008	—	—	—	—	227.6	227.6	12.3	239.9
Valuation losses on available-for-sale investments taken to equity	—	—	—	(7.7)	—	(7.7)	—	(7.7)
Valuation gains on available-for-sale investments recycled to the profit or loss for the year	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Gains taken to equity	—	—	—	14.4	—	14.4	—	14.4
Losses transferred to profit or loss for the year	—	—	—	1.3	—	1.3	—	1.3
Foreign currency translation	—	—	(285.9)	—	—	(285.9)	(5.5)	(291.4)
Tax on items taken directly to or transferred from equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)

Comprehensive (loss) / income	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)

Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8

For further details, please refer to: Note 26 Share capital and share premium;
Note 27 Shares held for equity compensation plan; Note 28 Reserves; and Note 29 Dividends.

The Notes on pages F-7 to F-78 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

Description of business

        Coca-Cola Hellenic Bottling Company S.A. ('Coca-Cola Hellenic'), is a Société Anonyme (corporation) incorporated in Greece and was formed in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc ('CCB') by Hellenic Bottling Company S.A. ('HBC'). Coca-Cola Hellenic and its subsidiaries (collectively 'the Company' or 'the Group') are principally engaged in the production and distribution of non-alcoholic beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 3.

        Coca-Cola Hellenic's shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic's American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

        These financial statements were approved for issue by the Board of Directors on 27 March 2009 and are expected to be verified at the Annual General Meeting to be held on 18 June 2009.

Basis of preparation

        The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards ('IFRS') issued by the International Accounting Standards Board ('IASB') and IFRS as adopted by the European Union ('EU').

        All IFRS issued by the IASB, which apply to the preparation of these financial statements, have been adopted by the EU following an approval process undertaken by the European Commission, except for International Accounting Standard ('IAS') 39, Financial Instruments: Recognition and Measurement ('IAS 39'). Following this process and as a result of representations made by the Accounting Regulatory Committee of the European Council, the latter issued the Directives 2086/2004 and 1864/2005 that require the application of IAS 39 by all listed companies with effect from 1 January 2005, except for specific sections that relate to hedging deposit portfolios. As the Group is not impacted by the sections that relate to hedging deposit portfolios, as reflected in the IAS 39 adopted by the EU, these financial statements have been prepared in compliance with IFRS that have been adopted by the EU and IFRS that have been issued by the IASB.

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities and derivative financial instruments.

Basis of consolidation

        Subsidiary undertakings are those companies in which the Group, directly or indirectly, has an interest of more than one-half of the voting rights or over which the Group has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired of the subsidiary is recorded as goodwill.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        All material intercompany transactions and balances between Group companies are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by the Group.

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value in use of the cash-generating units to which they have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 9.

Revenue recognition

        Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Fees that are subject to contractual-based term arrangements are amortised over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalised at 31 December 2008 was €36.9m (2007: €42.1m, 2006: €35.9m). Of this balance, €23.2m (2007: €28.0m, 2006: €21.6m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees expensed for the year ended 31 December 2008 amounted to €148.6m (2007: €117.7m, 2006: €71.6m). Marketing and promotional incentives paid to customers during 2008 amounted to €159.6m (2007: €121.4m, 2006: €101.5m).

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Coca-Cola Hellenic receives certain payments from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure to which they relate. In 2008, such contributions totalled €37.6m (2007: €44.1m, 2006: €29.9m).

Earnings per share

        Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares that were in existence during the year. Diluted earnings per share takes account of stock options for which the average share price for the year is in excess of the exercise price of the stock option.

Intangible assets

        Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment annually and whenever there is an indication of impairment. Goodwill and indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

        For the purpose of impairment testing, goodwill and other indefinite-lived intangible assets are allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

        Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

        The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of trademarks recorded by Coca-Cola Hellenic have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case.

        The useful life of franchise agreements is based on the term of the respective franchise agreements. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date. Our franchise agreements have therefore been assigned indefinite useful lives.

        The useful lives assigned to intangible assets with both finite useful lives and indefinite useful lives are evaluated on an annual basis.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Goodwill and fair value adjustments arising on the acquisition of subsidiaries are included in the assets and liabilities of those subsidiaries. These balances are denominated in the currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities held in the subsidiary.

Property, plant and equipment

        All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

        Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the term of the lease, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

        Freehold land is not depreciated as it is considered to have an indefinite life.

        Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not subject to amortisation but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        All other borrowing costs are recognised in the income statement of the period in which they are incurred.

Investments in associates

        Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

        Equity accounting involves recognising the Group's share of the associates' profit or loss for the period in the income statement and the share of the post-acquisition movement of reserves in the Group's reserves. The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in associates equals or exceeds its interest in the associates, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Investment in joint ventures

        The Group's interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its share of related assets, liabilities, income and expenses.

Other investments

        The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss ('FVTPL'), held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. FVTPL and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

        Investments are recognised using trade date accounting. They are recognised on the day the Group commits to purchase the investments and derecognised on the day when the Group commits to sell the investments. The cost of purchase includes transaction costs for investments other than those carried at FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale investments are recognised in equity until the financial assets are derecognised, at which time the cumulative gains or losses previously in equity are recognised in the income statement.

        Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

        Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the individual assets' previous carrying amount and their fair value less costs to sell.

Inventories

        Inventories are stated at the lower of cost and net realisable value.

        Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overheads. Cost includes all costs incurred in bringing the product to its present location and condition.

        Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and the estimated costs necessary to make the sale.

Trade receivables

        Trade receivables are originally recognised at fair value and subsequently measured at amortised cost. An allowance for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within 'operating expenses'. When a trade receivable is uncollectible, it is written off initially against any allowance made in respect of that receivable in the allowance account for trade receivables with any excess taken to the income statement. Subsequent recoveries of amounts previously written off or allowances no longer required are credited against 'Operating expenses' in the income statement.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Trade payables

        Trade payables are recognised initially at fair value and, when applicable, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

        The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the parent entity, and the presentation currency for the consolidated financial statements.

        The assets and liabilities of overseas subsidiaries are translated into euro at the rate of exchange ruling at the balance sheet date. The income statements of overseas subsidiaries are translated using the average monthly exchange rate. The exchange differences arising on retranslation are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

        Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on assets and liabilities classified as cash-flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Cash and cash equivalents

        Cash and cash equivalents comprise cash balances and highly liquid investments with a maturity of three months or less when purchased. For the purpose of the cash flow statement, bank overdrafts are considered as borrowings.

Borrowings

        All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs associated with the loan or borrowing.

        After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium on settlement which is amortised to the income statement over the period of the borrowings. For liabilities carried at amortised cost which are not part of a hedging relationship, any gain or loss is recognised in the income statement when the liability is derecognised or impaired, as well as through the amortisation process.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Derivative financial instruments

        All derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured to their fair value. Changes in the fair values of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative financial instruments designated as hedging instruments to specific assets, liabilities, firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Group uses financial instruments, including interest rate swaps, options, currency and commodity derivatives. Their use is undertaken only as economic and accounting hedges to manage interest, currency and commodity price risk associated with the Group's underlying business activities. The Group does not undertake any trading activity in financial instruments.

        Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit or loss as they arise. Regular way purchases and sales of financial assets are accounted for at trade date.

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Financial Risk

Credit risk

        The Group has no significant concentrations of credit risk. Policies are in place to ensure that credit sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any single financial institution.

Liquidity risk

        The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Leases

        Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

        Rentals paid under operating leases are charged to the income statement on a straight-line basis over the life of the lease.

        Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated in accordance with the Group policy for owned assets of the same class unless there is no reasonable certainty that the Group will obtain ownership of the asset at the end of the lease term. In this case, property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term.

Provisions

        Provisions are recognised as follows: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Employee benefits—pensions and post retirement benefits

        The Group operates a number of defined benefit and defined contribution pension plans in its territories.

        The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

        The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the greater of the defined benefit obligation or the fair value of plan assets. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the participating employees.

        A number of the Group's operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

        The Group's contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

        Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

        Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group's plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic's share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

        For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options.

        In addition, the Group operates a stock purchase plan, in which eligible employees can participate. The Group's contributions to the stock purchase plan are charged to the income statement over their vesting period. Any unvested shares held by the trust are owned by the Group and are recorded at cost in the balance sheet within equity as shares held for equity compensation plan until they vest.

Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company's subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

        Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

        Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Franchise incentive arrangements

        TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

        There is only one class of shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

        Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

        Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders, with the exception of the statutory minimum dividend.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability.

Comparative figures

        Comparative figures have been reclassified where necessary to conform with changes in presentation in the current year.

Accounting pronouncements adopted in 2008

        In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretation Committee ('IFRIC') of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2008. None of these Standards and interpretations had a significant effect on the financial statements of the Company.

        In November 2006, the IFRIC issued IFRIC 11, IFRS 2—Group and Treasury Share Transactions. IFRIC 11 clarifies the application of IFRS 2, Share-based Payments, to certain share-based payment arrangements involving the entity's own equity instruments and to arrangements involving equity instruments of the entity's parent company. IFRIC 11 is effective for annual periods beginning on or after 1 March 2007. This interpretation did not impact the Group's financial statements.

        In November 2006 the IFRIC issued IFRIC 12, Service Concession Arrangements. IFRIC 12 sets out the general principles on recognising and measuring the obligations and related rights in service concession arrangements. IFRIC 12 is effective for annual periods beginning on or after 1 January 2008. Since the Group is not involved in concession arrangements, this interpretation did not impact the Group's financial statements.

        In July 2007, the IFRIC issued IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction, which is effective from 1 January 2008. IFRIC 14 provides guidance on assessing the limit in IAS 19, Employee Benefits, on the amount of the surplus of the fair value of plan assets over the present value of defined benefit obligations that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation did not impact the Group's financial statements.

        In October 2008, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures. The amendments permit the reclassification of some financial instruments out of the fair-value-through-profit-or-loss category and out of the available-for-sale category. The amendments are effective 1 July 2008. There was no impact to the Group's financial statements as a result of these amendments.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Accounting pronouncements not yet adopted

        At the date of approval of these financial statements, the following standards and interpretations were issued but not yet effective:

        In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 introduces new disclosure requirements relating to segmental reporting and provides guidance on operating segments. IFRS 8 also expands significantly the requirements for segment information at interim reporting dates. The EU endorsed IFRS 8 in November 2007. IFRS 8 is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. This standard is not expected to have a material effect on the disclosure within the Group's financial statements.

        In March 2007, the IASB issued a revision of IAS 23, Borrowing Costs. Under the revised standard, entities will no longer have the option to immediately recognise, as an expense, borrowing costs related to the acquisition, construction, or production of qualifying assets that require a substantial period of time to be prepared for their intended use or sale. These costs must now be capitalised as part of the cost of the asset. The revised standard is applicable for annual periods beginning on or after 1 January 2009. The Group already has a policy of capitalising applicable borrowing costs and therefore this revision will not have any effect on the Group's financial statements.

        In July 2007, the IFRIC issued IFRIC 13, Customer loyalty programmes, which is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 requires that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is treated as a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group's operations do not engage in any significant customer loyalty programmes and therefore the interpretation is not expected to have a material impact on the Group's financial statements.

        In September 2007, the IASB issued a revision of IAS 1, Presentation of Financial Statements. The revised standard will prohibit the presentation of comprehensive income in the statement of changes in equity, requiring 'non-owner changes in equity', such as comprehensive income, to be presented separately from 'owner changes in equity'. All non-owner changes in equity will be required to be shown either in one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised standard is effective for annual periods beginning on or after 1 January 2009, with early adoption being permitted. The Group is currently evaluating the impact this revision will have on its financial statements.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration should be measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognised in profit or loss. Goodwill may be calculated based on the parent's share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in annual periods beginning on or after 1 July 2009. Assets and liabilities arising from business combinations occurring before the date of adoption by the Group will not be restated and thus there will be no effect on the Group's reported income or net assets on adoption. The revised standard has not yet been adopted by the EU. The revised standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the revision on the financial statements of the Group.

        In January 2008, the IASB issued an amendment to IAS 27, Consolidated and Separate Financial Statements. The amendment relates primarily to the accounting for non-controlling interests and the loss of control of a subsidiary. The amendment requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. Additionally, any remaining interest in a non-controlling interest is re-measured to fair value. The amended standard is applicable to annual periods beginning on or after 1 July 2009. The amended standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the amendment on the financial statements of the Company.

        In January 2008, the IASB issued an amendment to IFRS 2, Share-Based Payment. The amendment clarifies that only service conditions and performance conditions are vesting conditions, and other features of a share-based payment are not vesting conditions. In addition, it specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is effective for annual periods beginning on or after 1 January 2009. The amendment to the standard is not expected to have an effect on the Group's financial statements.

        In February 2008, the IASB issued an amendment to IAS 32, Financial Instruments: Presentation and an amendment to IAS 1, Presentation of Financial Statements. The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation as equity, where those financial instruments have particular features and meet specific conditions. These amendments are effective for annual periods beginning on or after 1 January 2009. These amendments to the standards are not expected to have an effect on the Group's financial statements.

        In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation applies to pro-rata distributions of non-cash assets and clarifies the recognition and measurement criteria for dividends. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009. The interpretation is not expected to have a material impact on the Group's financial statements.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In January 2009, the IFRIC issued IFRIC 18, Transfers of Assets from Customers. The IFRIC relates to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or both. If the transferred asset meets the definition of an asset, it must be recorded by the entity at its fair value on the date of the transfer. IFRIC 18 is effective for transfers received on or after 1 July 2009. As of the date of these financial statements, the Group has not entered into any such agreements. The interpretation is not expected to have an impact on the Group's financial statements.

2. Exchange rates

        Coca-Cola Hellenic translates the income statements of subsidiary operations to euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2008	Average 2007	Average 2006	Closing 2008	Closing 2007
US dollar	1.48	1.37	1.26	1.42	1.45
UK sterling	0.80	0.69	0.68	0.97	0.73
Polish zloty	3.55	3.78	3.90	4.20	3.61
Nigerian naira	176.81	172.50	161.38	200.84	171.46
Hungarian forint	252.60	251.46	264.61	265.98	254.23
Swiss franc	1.58	1.64	1.57	1.50	1.67
Russian rouble	36.69	35.06	34.11	41.37	35.93
Romanian leu	3.69	3.34	3.52	3.99	3.53
Ukrainian hryvnia	7.75	6.95	6.36	10.86	7.42

3. Segmental analysis

        Coca-Cola Hellenic has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

        The Group's operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. The Group evaluates performance and allocates resources primarily based on operating profit. The accounting policies of the Group's reportable segments are the same as those described in the accounting policies (refer to Note 1).

Notes to the Consolidated Financial Statements (Continued)

3. Segmental analysis (Continued)

        There are no material amounts of sales or transfers between the Group's segments.

Year ended 31 December	Note	2008 € million	2007 € million	2006 € million
Net sales revenue
Established		2,704.0	2,634.6	2,474.1
Developing		1,348.4	1,186.0	993.2
Emerging		2,928.3	2,641.3	2,149.0

Total net sales revenue		6,980.7	6,461.9	5,616.3

Adjusted EBITDA(1)
Established		369.8	412.6	382.7
Developing		193.5	186.8	144.3
Emerging		475.7	467.2	347.9

Total Adjusted EBITDA		1,039.0	1,066.6	874.9

Depreciation of property, plant and equipment
Established		(108.1)	(116.6)	(125.9)
Developing		(72.8)	(70.8)	(66.1)
Emerging		(184.5)	(166.6)	(137.1)

Total depreciation of property, plant and equipment	10	(365.4)	(354.0)	(329.1)

Amortisation of intangible assets
Established		(1.1)	(1.3)	(2.1)
Developing		(0.4)	(0.3)	(0.1)
Emerging		(2.2)	(1.8)	(0.2)

Total amortisation of intangible assets	9	(3.7)	(3.4)	(2.4)

Other non-cash items(2)
Established		(184.3)	(5.2)	(22.3)
Developing		(0.7)	(0.5)	(4.9)
Emerging		(30.3)	(0.9)	(9.1)

Total other non-cash items		(215.3)	(6.6)	(36.3)

Operating profit
Established		79.6	291.8	234.2
Developing		118.6	114.7	73.3
Emerging		256.4	296.1	199.6

Total operating profit		454.6	702.6	507.1

Interest expense and finance charges
Established		(105.6)	(95.9)	(56.4)
Developing		(5.7)	(4.2)	(4.0)
Emerging		(76.6)	(37.6)	(15.4)
Corporate		(213.6)	(176.0)	(139.0)
Intersegment interest expense		282.9	215.8	127.3

Total interest expense and finance charges	6	(118.6)	(97.9)	(87.5)

(1)
Earnings before interest, tax, depreciation, amortisation and other non-cash items.

(2)
Other non-cash items comprise adjustments to intangible assets of €1.2m (2007: €0.8m, 2006: €7.8m) (refer to Note 5), stock option expenses of €9.3m (2007: €5.8m, 2006: €4.0m) (refer to Note 32) and in 2008, impairment of intangible assets of €189.0m (refer to Note 9) and the impact of the fire in Benin City, Nigeria of €15.8m (refer to Note 5).

Notes to the Consolidated Financial Statements (Continued)

3. Segmental analysis (Continued)

Year ended 31 December	Note	2008 € million	2007 € million	2006 € million
Interest income
Established		20.9	23.2	2.8
Developing		5.6	4.1	2.0
Emerging		44.9	25.3	3.1
Corporate		228.4	174.9	130.4
Intersegment interest income		(282.9)	(215.8)	(127.3)

Total interest income	6	16.9	11.7	11.0

Income tax expense
Established		(48.7)	(59.9)	(44.1)
Developing		(26.2)	(21.3)	(8.6)
Emerging		(28.6)	(46.0)	(27.2)
Corporate		(2.9)	(1.2)	(10.0)

Total income tax expense	7	(106.4)	(128.4)	(89.9)

Reconciling items
Net foreign exchange translation gains	6	(6.7)	0.4	0.1
Share of results of equity investments	11	0.1	(1.6)	0.4

Net profit		239.9	486.8	341.2

Expenditure on non-current assets(3)
Established		156.0	175.1	175.3
Developing		132.0	125.0	92.1
Emerging		306.4	252.5	251.9

Total capital expenditure		594.4	552.6	519.3

Intangible assets arising on acquisitions and adjustments to intangible assets arising on acquisitions
Established		239.1	16.4	19.3
Developing		—	—	1.7
Emerging		(8.5)	44.2	12.9

Total intangible assets arising on acquisitions and adjustments to intangible assets arising on acquisitions	9	230.6	60.6	33.9

Assets
Established		3,390.0	3,099.1	3,111.2
Developing		1,081.0	1,097.4	951.6
Emerging		2,724.6	2,616.3	1,938.6
Corporate (less intersegment receivables)		326.2	(178.5)	81.9

Total assets		7,521.8	6,634.3	6,083.3

Liabilities
Established		2,715.2	2,482.5	2,206.0
Developing		354.8	368.3	290.0
Emerging		1,359.1	1,096.2	590.3
Corporate (less intersegment payables)		161.9	(365.0)	272.9

Total liabilities		4,591.0	3,582.0	3,359.2

(3)
Total additions of property, plant and equipment for the year ended 31 December 2008 was €760.5m (2007: €666.7m, 2006: €557.4m.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental analysis (Continued)

        The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group's country of domicile), the Russian Federation and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group were as follows for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Non-current assets(4)
Greece	197.2	197.7	202.8
Russian Federation	859.8	757.2	507.1
Italy	1,086.0	789.5	798.5
All countries, other than Greece, the Russian Federation and Italy	2,807.8	3,065.4	2,880.2

Total non-current assets	4,950.8	4,809.8	4,388.6

Net sales revenue from external customers
Greece	728.9	699.0	639.3
Russian Federation	1,122.3	1,046.6	848.5
Italy	904.2	861.7	791.8
All countries, other than Greece, the Russian Federation and Italy	4,225.3	3,854.6	3,336.7

Total net sales revenue from external customers	6,980.7	6,461.9	5,616.3

(4)
Excluding financial instruments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4. Operating profit

        The following items have been included in arriving at the operating profit for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Depreciation of property, plant and equipment (refer to Note 10)	365.4	354.0	329.1
Impairment of intangible assets (refer to Note 9)	189.0	—	—
Impairment of property, plant and equipment (refer to Note 5)	—	—	24.5
Impact of the fire in Benin City, Nigeria (refer to Note 5)	15.8	—	—
Gain on disposal of non-current assets	(12.3)	(3.9)	(11.1)

Operating lease charges
Plant and equipment	52.3	25.7	29.5
Property	47.2	48.7	23.1

Total operating lease charges	99.5	74.4	52.6

Provision set aside for doubtful debts (refer to Note 16)	16.6	9.9	8.3

Staff costs
Wages and salaries	844.5	783.6	660.9
Social security costs	154.7	142.0	128.6
Pension and other employee benefits	154.6	151.0	139.8
Termination benefits	5.4	7.5	29.0

Total staff costs	1,159.2	1,084.1	958.3

        Impairment of property, plant and equipment in 2006 was recorded in operating expenses. The average number of full-time equivalent employees in 2008 was 47,641 (2007: 45,500, 2006: 42,942m).

5. Operating expenses

        Operating expenses for the years ended 31 December comprise:

	2008 € million	2007 € million	2006 € million
Selling expenses	1,059.0	983.6	857.3
Delivery expenses	658.7	565.9	490.2
Administrative expenses	419.8	392.5	322.9
Restructuring costs	—	—	51.8
Stock option expense (refer to Note 32)	9.3	5.8	4.0
Amortisation of intangible assets (refer to Note 9)	3.7	3.4	2.4
Adjustments to intangible assets (refer to Note 9)	1.2	0.8	7.8
Other	—	—	9.6

Operating expenses	2,151.7	1,952.0	1,746.0

Non-recurring items	15.8	—	—
Impairment of intangible assets (refer to Note 9)	189.0	—	—

Total operating expenses	2,356.5	1,952.0	1,746.0

Notes to the Consolidated Financial Statements (Continued)

5. Operating expenses (Continued)

Restructuring costs

	2008 € million	2007 € million	2006 € million
Cash restructuring expenses	—	—	36.0
Impairment of property, plant and equipment	—	—	9.5
Accelerated depreciation	—	—	6.3

Total restructuring costs	—	—	51.8

        On 24 February 2006, production in the Athens plant ceased. In addition, on 10 March 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. Additional restructuring was undertaken in Greece in December 2006, following an organisational streamlining across the administrative support and logistic functions. A total restructuring charge for Greece of €22.1m (cash and non-cash) was recorded in the full year of 2006. In Nigeria, restructuring charges in the full year of 2006 amounted to €7.9m (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants was transferred to other production sites within Nigeria. In addition, our Nigerian operation invested in a new production facility in Abuja. In Ireland, during the full year of 2006, €6.3m of accelerated depreciation and €1.5m of redundancy charges were recorded in relation to the project to develop a single all-island production facility. In Croatia, €5.1m of restructuring charges were recorded in 2006 in respect of rationalisation of the delivery function by outsourcing it to third party contractors. A further €8.9m of restructuring charges was incurred in 2006 in relation to other restructuring activities throughout the Group.

Adjustments to intangible assets

        During 2008, 2007 and 2006, the Group recognised deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. In accordance with IAS 12 revised, Income Taxes, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and tax in the income statement. Therefore, a charge of €1.2m (2007: €0.8m, 2006: €7.8m) has been recorded in operating expense for the full year of 2008 and a deferred tax credit of €0.9m (2007: €0.6m, 2006: €7.8m) included within tax on the income statement.

Non-recurring items

        On 19 December 2008 a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, was substantially damaged by fire. An impairment charge has been recorded on certain assets totalling €15.8m, pending resolution with the insurers of the resulting claim. Of this impairment charge, €9.8m related to impairment of property, plant and equipment, and €4.5m related to the impairment of inventory balances.

Other

        Other items in 2006 consist of impairment of bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets, following a decision to accelerate the implementation of the Group's refillable bottle strategy, for a total of €15.0m, the gain from the sale of the production site in Dublin of €14.7m and the provision for the fine imposed by the Greek Competition Authority of €9.3m (refer to Note 24).

Notes to the Consolidated Financial Statements (Continued)

6. Finance costs

        Net finance costs for the years ended 31 December comprise:

	2008 € million	2007 € million	2006 € million
Interest income	16.9	11.7	11.0

Interest expense	(103.9)	(87.5)	(80.9)
Net foreign exchange translation (losses) / gains	(6.7)	0.4	0.1
Finance charges paid with respect to finance leases	(14.7)	(10.4)	(6.6)

Total finance costs	(125.3)	(97.5)	(87.4)

Finance costs (net)	(108.4)	(85.8)	(76.4)

        Capitalised borrowing costs amounted to €6.4m (2007: €5.3m, 2006: €4.1m). The interest rate used for the capitalisation of borrowing costs of the Group for the year was 4.68% (2007: 4.84%, 2006: 3.72%).

7. Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2008 € million	2007 € million	2006 € million
Profit before tax per the income statement	346.3	615.2	431.1

Tax calculated at a tax rate of 25% (2007: 25%, 2006: 29%)	86.6	153.8	125.0
Effect of different tax rates in foreign jurisdictions	(35.6)	(31.7)	(27.5)
Additional local taxes in foreign jurisdictions	16.2	17.4	20.6
Tax holidays in foreign jurisdictions	(2.3)	(3.0)	(3.1)
Expenses non-deductible for tax purposes	91.7	28.6	23.0
Income not subject to tax	(42.5)	(32.7)	(23.9)
Changes in tax laws and rates	0.1	(1.3)	(0.9)
Current year tax losses not recognised	1.3	0.6	1.3
Recognition of pre-acquisition deferred tax assets	(0.9)	(0.6)	(7.8)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(0.6)	(0.7)
Recognition of previously unrecognised post-acquisition tax losses	(0.5)	(3.4)	(8.2)
Other	(7.6)	1.3	(7.9)

Income tax charge per the income statement	106.4	128.4	89.9

        The reduction of the applicable tax rate is related to the reduction in the statutory tax rates in Greece and Russia.

Notes to the Consolidated Financial Statements (Continued)

7. Tax (Continued)

        The income tax charge for the years ended 31 December is as follows:

	2008 € million	2007 € million	2006 € million
Current tax charge	108.1	114.0	85.0
Deferred tax (credit) / charge (refer to Note 13)	(0.8)	15.0	12.7
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 5)	(0.9)	(0.6)	(7.8)

Total income tax charge	106.4	128.4	89.9

8. Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the shareholders of the parent entity is based on the following data:

	2008	2007	2006
Net profit attributable to shareholders of the Group (€ million)	227.6	472.3	333.7

Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	364.8	363.1	361.8
Effect of dilutive stock options (million)	1.5	1.5	0.8
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	366.3	364.6	362.6

Basic and diluted earnings per share (€)	0.62	1.30	0.92

        Given the effect of rounding, basic and diluted earnings per share equal the same amount.

Notes to the Consolidated Financial Statements (Continued)

9. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2008	1,769.0	10.1	119.8	20.5	1,919.4
Additions	—	—	—	4.4	4.4
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 5)	(1.2)	—	—	—	(1.2)
Intangible assets arising on current year acquisitions (refer to Note 30)	89.1	150.0	—	—	239.1
Adjustments to intangible assets arising on prior year acquisitions (refer to Note 30)	(7.0)	—	—	(1.5)	(8.5)
Disposals	(6.6)	—	(17.5)	(0.2)	(24.3)
Foreign currency translation	(0.9)	(0.2)	(10.4)	(0.3)	(11.8)

As at 31 December 2008	1,842.4	159.9	91.9	22.9	2,117.1

Amortisation
As at 1 January 2008	—	—	1.4	5.0	6.4
Charge for the year	—	—	1.3	2.4	3.7
Impairment	185.3	—	3.7	—	189.0

As at 31 December 2008	185.3	—	6.4	7.4	199.1

Net book value as at 1 January 2008	1,769.0	10.1	118.4	15.5	1,913.0

Net book value as at 31 December 2008	1,657.1	159.9	85.5	15.5	1,918.0

Cost
As at 1 January 2007	1,734.7	10.2	115.1	8.7	1,868.7
Additions	—	—	—	5.8	5.8
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 5)	(0.8)	—	—	—	(0.8)
Intangible assets arising on current year acquisitions (refer to Note 30)	44.6	—	7.6	6.0	58.2
Intangible assets arising on prior year acquisitions	2.4	—	—	—	2.4
Arising on Fonti del Vulture(5)	(2.2)	—	—	—	(2.2)
Foreign currency translation	(9.7)	(0.1)	(2.9)	—	(12.7)

As at 31 December 2007	1,769.0	10.1	119.8	20.5	1,919.4

Amortisation
As at 1 January 2007	—	—	0.6	2.4	3.0
Charge for the year	—	—	0.8	2.6	3.4

As at 31 December 2007	—	—	1.4	5.0	6.4

Net book value as at 1 January 2007	1,734.7	10.2	114.5	6.3	1,865.7

Net book value as at 31 December 2007	1,769.0	10.1	118.4	15.5	1,913.0

(5)
On 5 July 2006, the Group acquired, jointly with TCCC, 100% of Fonti del Vulture S.r.l. ('Fonti del Vulture'), a producer of high quality mineral water in Italy, which was originally accounted for using the proportionate consolidation method of accounting. The finalisation of the arrangements for the Group's and TCCC's relationship with Fonti del Vulture resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change was reflected in the income statement and cash flow statement for the year ended 31 December 2007 and in the balance sheet as at 31 December 2007.

Notes to the Consolidated Financial Statements (Continued)

9. Intangible assets (Continued)

        Goodwill and other indefinite-lived intangible assets are allocated to the Group's cash-generating units, which correspond to the country of operation, for both management and impairment testing purposes.

        The following table sets forth the carrying value of intangible assets subject to, and not subject to amortisation:

	2008 € million	2007 € million
Intangible assets not subject to amortisation
Goodwill	1,657.1	1,769.0
Trademarks	82.1	110.1
Franchise agreements	159.9	10.1

	1,899.1	1,889.2
Intangible assets subject to amortisation
Trademarks	3.4	8.3
Water rights	2.8	4.9
Distribution rights	0.1	0.2
Other intangible assets	12.6	10.4

Total	1,918.0	1,913.0

        The following table sets forth the carrying value of goodwill and other indefinite-lived intangible assets for those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2008.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	646.5	150.0	796.5
Switzerland	307.0	—	307.0
Total Ireland	288.9	—	288.9

Total	1,242.4	150.0	1,392.4

        The Company conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008, this test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired. As a result, an impairment charge of €189.0m was recognised in the fourth quarter of 2008, reducing the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0m relates to the Company's Irish operations, included in our established countries segment and €13.0m relates to the Fresh & Co. juice business in Serbia, included in our emerging countries segment. The impairment charge relating to our Irish operations resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated in 2007 or 2006.

Notes to the Consolidated Financial Statements (Continued)

9. Intangible assets (Continued)

        The recoverable amount of each operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group's main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

        Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2008, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the estimated growth and discount rates stated below:

	Growth rate in perpetuity (%)		Discount rate (%)
	2008	2007	2008	2007
Italy	3.0	3.0	7.5	7.3
Switzerland	2.3	3.0	7.3	7.2
Total Ireland	2.5	2.8	7.5	7.3

        Management believes that where impairment charges have not already been recorded, any reasonably possible change in any of the key assumptions would not cause the operation's carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements (Continued)

10. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2008	1,162.4	3,096.5	261.6	341.2	4,861.7
Additions	13.6	242.5	51.3	453.1	760.5
Arising on acquisitions	41.3	21.4	2.9	0.2	65.8
Disposals	(16.1)	(148.3)	(27.0)	(0.8)	(192.2)
Reclassified to assets held for sale (refer to Note 17)	(5.8)	(18.8)	—	—	(24.6)
Reclassifications	115.8	353.4	6.2	(475.4)	—
Foreign currency translation	(94.1)	(263.3)	(17.7)	(35.9)	(411.0)

As at 31 December 2008	1,217.1	3,283.4	277.3	282.4	5,060.2

Depreciation
As at 1 January 2008	205.8	1,713.7	84.4	—	2,003.9
Charge for the year	31.2	305.2	29.0	—	365.4
Impairment	2.9	6.9	—	—	9.8
Disposals	(5.4)	(130.0)	(21.4)	—	(156.8)
On assets reclassified to held for sale (refer to Note 17)	(0.7)	(12.9)	—	—	(13.6)
Foreign currency translation	(14.7)	(121.6)	(6.4)	—	(142.7)

As at 31 December 2008	219.1	1,761.3	85.6	—	2,066.0

Net book value as at 1 January 2008	956.6	1,382.8	177.2	341.2	2,857.8

Net book value as at 31 December 2008	998.0	1,522.1	191.7	282.4	2,994.2

Cost
As at 1 January 2007	1,024.5	2,796.6	245.4	239.4	4,305.9
Additions	7.5	186.1	45.8	427.3	666.7
Arising on acquisitions	80.1	51.6	—	11.2	142.9
Arising on Fonti del Vulture	(13.7)	(16.6)	(0.3)	—	(30.6)
Disposals	(7.0)	(127.9)	(28.9)	—	(163.8)
Reclassified from assets held for sale (refer to Note 17)	3.6	—	—	—	3.6
Reclassifications	79.2	247.5	2.0	(328.7)	—
Foreign currency translation	(11.8)	(40.8)	(2.4)	(8.0)	(63.0)

As at 31 December 2007	1,162.4	3,096.5	261.6	341.2	4,861.7

Depreciation
As at 1 January 2007	178.8	1,553.1	76.3	—	1,808.2
Charge for the year	29.4	292.0	32.6	—	354.0
Disposals	(2.4)	(114.8)	(23.6)	—	(140.8)
On assets reclassified from held for sale (refer to Note 17)	2.0	—	—	—	2.0
Foreign currency translation	(2.0)	(16.6)	(0.9)	—	(19.5)

As at 31 December 2007	205.8	1,713.7	84.4	—	2,003.9

Net book value as at 1 January 2007	845.7	1,243.5	169.1	239.4	2,497.7

Net book value as at 31 December 2007	956.6	1,382.8	177.2	341.2	2,857.8

        Assets under construction include advances for equipment purchases of €42.6m (2007: €113.9m).

Notes to the Consolidated Financial Statements (Continued)

10. Property, plant and equipment (Continued)

        Included in plant and equipment are assets held under financial lease, where the Group is the lessee, as follows:

	2008 € million	2007 € million
As at 1 January	173.8	119.5
Additions	126.0	87.8
Disposals	(5.4)	(10.7)
Depreciation charge	(28.7)	(19.7)
Foreign currency translation	(2.0)	(3.1)

As at 31 December	263.7	173.8

        Assets held under finance lease have been pledged as security in relation to the liabilities under the finance lease. The net book value of land and buildings held under finance lease as at 31 December 2008 was €30.1m (2007: €26.1m). The net book value of plant and equipment held under finance lease as at 31 December 2008 was €233.6m (2007: €147.7m).

11. Equity investments

a.
The effective interest held in and carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2008	Effective interest held 2007	Carrying value 2008 € million	Carrying value 2007 € million
Frigoglass Industries Limited	Nigeria	16%	16%	11.2	10.6
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.8	1.0

Total investments in associates				12.0	11.6

        The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2007: 23.9%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.4% (2007: 66.4%) interest. There are restrictive controls on the movement of funds out of Nigeria.

b.
The effective interest held in and carrying value of the Group's jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2008	Effective interest held 2007	Carrying value 2008 € million	Carrying value 2007 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	21.8	7.1
Ilko Hellenic Partners GmbH	Austria	33%	—	1.2	—
Multivita Sp. z o.o.	Poland	50%	50%	1.9	1.4
Valser Springs GmbH	Switzerland	50%	50%	1.9	0.3

Total investments in joint ventures				26.8	8.8

Notes to the Consolidated Financial Statements (Continued)

11. Equity investments (Continued)

        On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand across Coca-Cola Hellenic's territories.

        Changes in the carrying amounts of equity investments are as follows:

	2008 € million	2007 € million
As at 1 January	20.4	12.5
Purchases	3.5	—
Capital increase in joint ventures	17.0	6.0
Arising on Fonti del Vulture	—	5.8
Share of results of equity investments (net of tax)	0.1	(1.6)
Foreign currency translation	(2.2)	(2.3)

As at 31 December	38.8	20.4

12. Available-for-sale investments

        Movements in available-for-sale investments are as follows:

	2008 € million	2007 € million
As at 1 January	10.5	7.6
Purchases	17.3	—
Disposals	(4.8)	(1.2)
Unrealised (loss) / gain on available-for-sale investments	(7.7)	4.1

As at 31 December	15.3	10.5

        The fair values of available-for-sale investments are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

13. Deferred tax

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The following amounts, determined after appropriate off-setting, are shown in the consolidated balance sheet:

	2008 € million	2007 € million
Deferred tax assets	29.3	26.6
Deferred tax liabilities	(134.4)	(97.3)

Total deferred tax	(105.1)	(70.7)

Notes to the Consolidated Financial Statements (Continued)

13. Deferred tax (Continued)

        The movements in deferred tax assets and liabilities during the year (after off-setting balances within the same tax jurisdiction where appropriate) are as follows:

	2008 € million	2007 € million	2006 € million
As at 1 January	(70.7)	(55.2)	(53.6)
Taken to the income statement	0.8	(15.0)	(12.7)
Taken to equity	0.5	(0.1)	(0.6)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination and reflected in goodwill (refer to Note 5)	0.9	0.6	7.8
Arising on acquisitions	(43.6)	(2.9)	1.1
Foreign currency translation	7.0	1.9	2.8

As at 31 December	(105.1)	(70.7)	(55.2)

        Deferred tax assets and liabilities (prior to off-setting balances within the same tax jurisdiction where appropriate) at 31 December are attributable to the following items:

	2008 € million	2007 € million
Deferred tax assets
Provisions	69.6	44.6
Tax loss carry-forwards	22.5	20.4
Pensions and employee benefit plans	7.0	11.0
Other deferred tax assets	56.1	45.5

Total gross deferred tax assets	155.2	121.5

Deferred tax liabilities
Differences in depreciation	(206.4)	(182.2)
Other deferred tax liabilities	(53.9)	(10.0)

Total gross deferred tax liabilities	(260.3)	(192.2)

Net deferred tax liability	(105.1)	(70.7)

        Deferred tax assets are recognised for tax loss carry-forwards to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income, of €15.9m (2007: €17.3m). €2.2m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2009 and 2013, €1.9m is attributable to tax losses that will expire in 2014 and 2017 and €11.8m is attributable to tax losses that have no expiry period.

        It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

Notes to the Consolidated Financial Statements (Continued)

14. Other non-current assets

        Other non-current assets consist of the following at 31 December:

	2008 € million	2007 € million
Non-current prepayments	27.7	31.0
Loans to non-related parties	10.9	8.0
Non-current derivative assets (refer to Note 21)	104.4	14.4

Total other non-current assets	143.0	53.4

15. Inventories

        Inventories consist of the following at 31 December:

	2008 € million	2007 € million
Finished goods	168.9	204.2
Raw materials and work in progress	189.3	202.4
Consumables	113.6	99.6
Payments on account	3.7	3.0

Total inventories	475.5	509.2

16. Trade and other receivables

        Trade receivables consist of the following at 31 December:

	2008 € million	2007 € million
Trade debtors	842.9	741.6
Less: provision for doubtful debts	(53.1)	(45.4)

Total trade receivables	789.8	696.2

        Other receivables consist of the following at 31 December:

	2008 € million	2007 € million
Prepayments	126.5	126.2
Receivables from related parties	112.5	96.4
VAT and other taxes receivable	19.0	45.6
Loans and advances to employees	7.3	9.5
Receivables from sale of property, plant and equipment	—	4.5
Other	75.8	46.2

Total other receivables	341.1	328.4

        The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

Notes to the Consolidated Financial Statements (Continued)

16. Trade and other receivables (Continued)

        The Group provides for all receivables that are considered non-collectable on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer's credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group.

        The trade receivables and receivables from related parties, net of the provision for doubtful debts, are as follows:

	2008 € million	2007 € million
Due within due date	723.7	673.5
Due after due date	178.6	119.1

Total trade and related party receivables	902.3	792.6

Collateral held against trade and related party receivables	28.5	14.5

        The gross balance of trade receivables and receivables from related parties outstanding after due date was, €226.7m (2007: €164.1m). Of this balance, €178.6m (2007: €119.1m) has not been provided for as the amounts are considered recoverable. Of this unprovided amount, 47% (2007: 44%) is up to 30 days old, 32% (2007: 39%) is between 30 and 90 days old, 13% (2007: 11%) is between 90 days and 180 old and 8% (2007: 6%) is over 180 days old. Collateral of €15.1m (2007: €8.5m) is held on overdue balances.

        The movement in the provision for doubtful debts during the year is as follows:

	2008 € million	2007 € million	2006 € million
As at 1 January	(45.4)	(41.0)	(33.8)
Amounts written off during the year	4.2	5.0	6.3
Amounts recovered during the year	2.9	0.7	3.6
Arising on acquisition	—	(0.8)	(8.6)
Arising on Fonti del Vulture	—	0.7	—
Increase in allowance recognised in profit or loss	(16.6)	(9.9)	(8.3)
Foreign currency translation	1.8	(0.1)	(0.2)

As at 31 December	(53.1)	(45.4)	(41.0)

        Provisions for doubtful debts are recorded within operating expenses.

17. Assets classified as held for sale

        During 2008, non-current assets with net book value of €11.0m were reclassified from tangible assets to assets held for sale in our established markets. Of this balance, €5.1m related to buildings and €5.9m related to computer software and hardware. As at 31 December 2008, buildings and computer software with a net book value of €5.3m remained classified as held for sale (2007: nil). The sale of computer software and hardware was made at their net book value.

Notes to the Consolidated Financial Statements (Continued)

17. Assets classified as held for sale (Continued)

        As at 31 December 2006, certain land and buildings with a net book value of €1.8m were classified as held for sale as part of the restructuring plan in Greece. The items of property, plant and equipment that were not sold in 2007 were classified back to property, plant and equipment after being adjusted for the depreciation that would have been recognised had the assets not been classified as held for sale.

18. Cash and cash equivalents

        Cash and cash equivalents at 31 December comprise the following:

	2008 € million	2007 € million
Cash at bank, in transit and in hand	86.2	77.8
Short-term deposits	638.4	119.2

Total cash and cash equivalents	724.6	197.0

        Cash and cash equivalents are held in the following currencies:

	2008 € million	2007 € million
Euro	643.9	139.6
Russian rouble	24.6	6.9
Romanian leu	10.2	11.9
FYROM dinar	10.0	7.5
Swiss franc	8.9	3.6
US dollar	6.5	1.6
Croatian kuna	4.0	5.1
Nigerian naira	3.9	4.5
Belorussian rouble	3.2	0.6
Polish zloty	1.7	2.3
Bosnia and Herzegovina convertible mark	1.5	1.8
Bulgarian lev	1.4	2.9
UK sterling	1.2	3.2
Other	3.6	5.5

Total cash and cash equivalents	724.6	197.0

        There are restrictive controls on the movement of funds out of certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes.

Notes to the Consolidated Financial Statements (Continued)

19. Borrowings

        The Group holds the following borrowings at 31 December:

	2008 € million	2007 € million
Bank overdrafts	49.6	32.9
Current portion of long-term borrowings	391.6	3.1
Bonds, bills and unsecured notes	391.0	213.3
Other	7.6	13.0

	839.8	262.3
Obligations under finance leases falling due within one year	81.5	54.0

Total borrowings falling due within one year	921.3	316.3

Borrowings falling due within one to two years
Other borrowings	8.8	3.3
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	912.5	841.6
Other borrowings	9.6	—
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	830.4	626.3

	1,761.3	1,471.2
Obligations under finance leases falling due in more than one year	132.0	111.2

Total borrowings falling due after one year	1,893.3	1,582.4

Total borrowings	2,814.6	1,898.7

Commercial paper programme and committed credit facilities

        In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the commercial paper programme at 31 December 2008 was €391.0m (2007: €210.5m).

        During August 2005, Coca-Cola Hellenic executed a €600.0m syndicated loan facility through various financial institutions expiring on 1 August 2010. This facility is used as a backstop to the €1.0bn global commercial paper programme and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception.

Notes to the Consolidated Financial Statements (Continued)

19. Borrowings (Continued)

US debt-shelf programme

        In December 2003, Coca-Cola Hellenic filed a registration statement with the SEC for a shelf registration, which expired in December 2008. The amount registered was US$2.0bn. No amounts have been drawn under the shelf registration.

Euro medium-term note programme ('EMTN')

        In 2001, the Group has established a €2.0bn euro medium-term note programme. The programme has been used six times, raising a total of €2,475.0m. The bonds, which were issued through the wholly-owned subsidiaries Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, are not subject to any financial covenants.

        In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to finance the tender offer of €322.0m of the outstanding debt on the €625.0m bond that matured in June 2006 and to partially fund the repayment of a €300.0m bond that matured in December 2004.

        In March 2006, Coca-Cola Hellenic completed the issue of a €350.0m 3-year euro-denominated floating rate bond. Proceeds from the bond offering were used to fund the repayment of the remaining outstanding debt on the €625.0m bond that matured in June 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in that year. The repayment date for this bond is 24 March 2009.

        In December 2008, Coca-Cola Hellenic completed the issue of a €500m long 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A., the Italian bottler, and partly for the refinancing of the floating rate bond maturing on 24 March 2009.

        As at 31 December 2008, a total of €1,350.0m in bonds issued under the €2.0bn EMTN programme was outstanding. A further amount of €650.0m is available for issuance.

Notes issued in the US market

        On 17 September 2003, Coca-Cola Hellenic successfully completed, through its wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0m (€644.2m at 31 December 2008 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€357.9m at 31 December 2008 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€286.3m at 31 December 2008 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Notes to the Consolidated Financial Statements (Continued)

19. Borrowings (Continued)

Summary of bonds and notes outstanding

	Start date	Maturity date	Coupon
€350.0m bond	24 March 2006	24 March 2009	Euribor + margin
€500.0m bond	15 July 2004	15 July 2011	4.375%
US$500.0m notes	17 September 2003	17 September 2013	5.125%
€500.0m bond	17 December 2008	15 January 2014	7.875%
US$400.0m notes	17 September 2003	17 September 2015	5.5%

        The present value of finance lease liabilities at 31 December is as follows:

	2008 € million	2007 € million
Less than one year	81.5	54.1
Later than one year but less than two years	68.6	52.8
Later than two years but less than three years	40.1	35.4
Later than three years but less than four years	12.1	11.7
Later than four years but less than five years	4.0	4.2
Later than five years	7.2	7.0

Present value of finance lease liabilities	213.5	165.2

        The minimum lease payments of finance lease liabilities at 31 December are as follows:

	2008 € million	2007 € million
Less than one year	92.3	62.5
Later than one year but less than two years	74.8	57.4
Later than two years but less than three years	42.5	39.0
Later than three years but less than four years	12.8	12.3
Later than four years but less than five years	4.4	4.6
Later than five years	8.5	7.6

	235.3	183.4
Future finance charges on finance leases	(21.8)	(18.2)

Present value of finance lease liabilities	213.5	165.2

Notes to the Consolidated Financial Statements (Continued)

19. Borrowings (Continued)

        The borrowings at 31 December are held in the following currencies:

	Current 2008 € million	Non-current 2008 € million	Current 2007 € million	Non-current 2007 € million
Euro	888.1	1,159.6	267.6	951.1
US dollar	0.1	730.3	13.2	626.3
Nigerian naira	19.9	—	23.1	—
Bulgarian lev	10.1	1.2	3.1	3.3
Swiss franc	1.1	—	—	—
Serbian dinar	1.0	—	0.8	—
Ukrainian hryvnia	0.7	1.5	5.3	1.6
UK sterling	—	—	3.1	—
Other	0.3	0.7	0.1	0.1

Borrowings	921.3	1,893.3	316.3	1,582.4

        The carrying amounts of the borrowings held at fixed and floating interest rate, as well as the weighted average interest rates and maturities of fixed rate borrowings are as follows:

	Fixed interest rate € million	Floating interest rate € million	Total 2008 € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,547.9	499.8	2,047.7	3.5%	2.9
US dollar	730.4	—	730.4	5.3%	5.6
Nigerian naira	19.9	—	19.9	12.3%	1.0
Bulgarian lev	—	11.3	11.3	—	—
Swiss franc	1.1	—	1.1	—	—
Serbian dinar	—	1.0	1.0	—	—
Ukrainian hryvnia	—	2.2	2.2	—	—
Other	—	1.0	1.0	—	—

Financial liabilities	2,299.3	515.3	2,814.6	4.1%	3.6

        Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group hedges exposures to changes in interest rates and the fair value of debt by using a combination of floating and fixed rate interest rate swaps. Of the total fixed rate debt, 100% of the US dollar and euro amounts have been swapped into floating rate obligations for the life of the underlying euro and US bond financings. The US dollar bond issues have been fully swapped into euro obligations with no residual currency risk for the life of the respective bonds.

        Financial assets contain cash and cash equivalents of €724.6m in 2008 (2007: €197.0m). Financial assets and liabilities falling due within one year exclude all debtors and creditors, other than borrowings.

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Bulgarian lev	1 month SOFIBOR (Sofia inter-bank offer rate)
Serbian dinar	1 month BELIBOR (Belgrade inter-bank offer rate)
Ukrainian hryvnia	6 month KIEBOR (Kiev inter-bank offer rate)

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management

Foreign currency transaction exposures

        The Group has foreign exchange transaction exposures where subsidiaries hold monetary assets and liabilities which are not denominated in the functional currency of that subsidiary. In addition, the Group hedges highly probable forecasted transactions. These exposures are primarily denominated in euros and US dollars and are shown below in the sensitivity analysis.

Fair values of financial assets and liabilities

        For primary financial instruments of cash, deposits, investments, short-term borrowings and other financial liabilities (other than long-term borrowings), fair values equate to book values. The fair value of long-term borrowings, including the current portion, is €2,092.7m (2007: €1,438.7m) compared to their book value, including the current portion, of €2,152.9m (2007: €1,474.5m).

        The fair value of debtors and creditors approximates to their book values unless otherwise stated.

        The fair value of forward contracts is calculated by reference to forward exchange rates at 31 December 2008 for contracts with similar maturity dates. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows. The fair value of options is based on application of the binomial stock option valuation model and implied volatilities.

        The Group holds interest-bearing borrowings at both fixed and floating interest rates. Interest rate swaps have been used to manage the Group's exposure to interest rates, in line with the Group's fixed/floating rate strategy.

        The Group only uses derivatives for hedging purposes. The following is a summary of the Group's risk management strategies:

Interest rate risk management

        The fair value of swap agreements utilised by the Group modifies the Group's exposure to interest rate risk and the changes in fair value of debt by converting the Group's fixed rate debt into floating rate based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

        Since 2004, Coca-Cola Hellenic has purchased interest rate caps on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process. As at 31 December, 2008 no such options were outstanding.

Interest rate sensitivity

        The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates.

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2008 would have decreased by €17.4m (2007: €12.1m, 2006: €14.7m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2008 would have increased by €17.4m (2007: €18.1m, 2006: €15.4m). This is mainly attributable to the Group's exposure to interest rates on its fixed rate bonds that have been swapped to a variable rate.

Foreign currency risk management

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised assets and liabilities and net investments in foreign operations that are denominated in currencies other than the local entity's functional currency. Forward exchange and option contracts are used to hedge a portion of the Group's foreign currency risk. Almost all of the forward exchange and option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period.

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward and option contracts transacted with Group treasury. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

        The following table presents details of the Group's sensitivity to increases and decreases in the euro and US dollar against the relevant foreign currencies. The sensitivity analysis is based on the historical volatility, over a twelve month period, of the respective foreign currencies in relation to the euro and the US dollar. Management has determined the percentage change in each respective foreign currency to be a reasonable estimate of possible outcomes; however it is impossible to predict exchange rate changes in the current economic environment and actual changes may be substantially greater than those set forth in the table. The sensitivity analysis determines the potential gains and losses arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity.

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

2008 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	17.88%	0.2	—	(0.2)	—
Belarussian rouble	19.65%	(0.2)	—	0.3	—
Croatian kuna	4.02%	0.1	(0.3)	(0.1)	0.3
Czech koruna	11.68%	2.5	2.8	(3.0)	(2.8)
Hungarian forint	10.47%	—	(1.8)	(1.5)	0.9
Moldovan leu	16.93%	0.7	—	(1.1)	—
Nigerian naira	31.24%	1.6	—	(3.1)	—
Polish zloty	14.51%	0.1	(7.4)	1.6	3.3
Romanian leu	11.08%	(0.8)	(1.3)	0.6	0.7
Russian rouble	20.68%	9.6	51.7	(18.5)	(80.2)
Serbian dinar	14.12%	1.9	—	(2.6)	—
Slovak koruna	7.00%	4.3	—	(4.9)	—
Swiss franc	10.76%	0.9	(4.0)	(1.8)	4.0
UK sterling	15.79%	4.6	1.1	(8.2)	(1.1)
Ukrainian hryvnia	29.75%	2.4	—	(4.5)	—
US dollar	18.05%	0.8	5.1	(2.6)	(6.9)

		28.7	45.9	(49.6)	(81.8)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	(0.8)	(5.1)	2.6	6.9
Nigerian naira	3.27%	0.4	—	(2.0)	—
Romanian leu	13.00%	—	(0.7)	—	0.7
Russian rouble	5.70%	(1.6)	(5.2)	1.3	6.6
Ukrainian hryvnia	3.58%	(0.1)	6.2	0.1	(11.6)

		(2.1)	(4.8)	2.0	2.6

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

2007 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	12.57%	0.2	—	(0.2)	—
Croatian kuna	10.00%	0.2	(0.4)	(0.2)	0.4
Czech koruna	4.70%	0.1	(0.6)	(0.1)	0.6
Hungarian forint	7.55%	0.6	(1.2)	(0.8)	1.2
Moldovan leu	7.97%	0.3	—	(0.3)	—
Nigerian naira	6.85%	0.4	—	(0.4)	—
Polish zloty	6.00%	0.3	(1.2)	(0.6)	0.9
Romanian leu	13.50%	1.4	(3.0)	(1.3)	2.1
Russian rouble	6.15%	3.1	(0.1)	(3.1)	0.1
Serbian dinar	11.11%	2.1	—	(2.1)	—
Slovak koruna	4.90%	0.3	(0.3)	(0.3)	0.3
Swiss franc	3.60%	0.3	(1.1)	(0.1)	0.2
UK sterling	7.45%	(0.3)	4.9	(0.3)	(4.6)
Ukrainian hryvnia	6.98%	0.1	—	(0.1)	—
US dollar	8.40%	(2.2)	—	2.2	—

		6.9	(3.0)	(7.7)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	2.2	—	(2.2)	—
Romanian leu	13.00%	(0.1)	(1.5)	0.1	1.5
Russian rouble	5.70%	1.5	(1.7)	(1.7)	0.9
Ukrainian hryvnia	3.58%	0.4	—	(0.4)	—

		4.0	(3.2)	(4.2)	2.4

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

2006 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	8.52%	0.1	—	(0.1)	—
Bulgarian lev	1.56%	(0.1)	—	0.1	—
Croatian kuna	3.52%	0.1	(0.1)	(0.1)	0.1
Czech koruna	4.45%	(1.0)	—	1.0	—
Hungarian forint	8.25%	(0.6)	(0.9)	—	1.7
Nigerian naira	8.06%	1.0	—	(1.0)	—
Polish zloty	9.60%	(3.7)	(2.5)	3.5	2.6
Romanian leu	8.25%	0.8	(0.2)	(0.8)	0.2
Russian rouble	6.45%	6.5	—	(6.5)	—
Slovak koruna	4.70%	0.5	(0.1)	(0.5)	0.1
Swiss franc	2.60%	1.3	(0.2)	(1.3)	0.2
UK sterling	4.30%	(1.0)	—	1.0	—
Ukrainian hryvnia	8.37%	(0.1)	—	0.1	—
US dollar	6.95%	(0.6)	—	0.6	—

		3.2	(4.0)	(4.0)	4.9

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Bulgarian lev	7.45%	0.1	—	(0.1)	—
Czech koruna	8.60%	0.1	—	(0.1)	—
Euro	6.95%	0.6	—	(0.6)	—
Romanian leu	10.00%	—	(0.4)	—	0.4
Russian rouble	6.60%	2.1	—	(2.1)	—
Ukrainian hryvnia	3.90%	0.3	—	(0.3)	—

		3.2	(0.4)	(3.2)	0.4

Credit risk management

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2008 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated in the balance sheet.

        If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Note 16.

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 21). In addition the Group regularly makes use of Money Market to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA-rating and strict invest limits are set, per fund, depending on the size of the fund.

        The Group only undertakes investment transactions with banks and financial institutions that have a minimum independent credit rating of 'A' from Standard & Poor's or 'A2' from Moody's. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of 'AA-' or 'Aa3' from Standard & Poor's or Moody's respectively.

Commodities price risk management

        The Group has no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminium as where possible it contracts prices with suppliers up to one year in advance.

Liquidity risk management

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 19 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2008.

	€ million up to 1 year	€ million 1 - 2 yrs	€ million 2 - 5 yrs	€ million over 5 years
Borrowings (including finance leases and effect of swaps)	1,000.6	202.2	1,148.4	882.2
Derivative liabilities (excluding swaps)	5.4	—	—	—
Trade and other payables	1,270.3	—	—	1.3

As at 31 December 2008	2,276.3	202.2	1,148.4	883.5

Borrowings (including finance leases and effect of swaps)	401.7	488.5	730.7	702.4
Derivative liabilities (excluding swaps)	3.0	—	—	—
Trade and other payables	1,153.1	0.3	—	1.2

As at 31 December 2007	1,557.8	488.8	730.7	703.6

Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

Notes to the Consolidated Financial Statements (Continued)

20. Financial risk management (Continued)

        In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue new shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

        The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt. During 2008, the Group's strategy, which was unchanged from 2007, was to maintain the gearing ratio within 35% to 45% and its credit ratings of 'A' and 'A3' from the rating agencies Standard & Poor's and Moody's, respectively. The gearing ratios at 31 December 2008 and 2007 were as follows:

	2008	2007
Total borrowings (refer to Note 19)	2,814.6	1,898.7
Less: Cash and cash equivalents (refer to Note 18)	(724.6)	(197.0)

Net Debt	2,090.0	1,701.7
Total equity	2,930.8	3,052.3

Total capital	5,020.8	4,754.0
Gearing ratio	42%	36%

21. Financial instruments

        Categories of financial instruments at 31 December are as follows:

2008

Assets	Loan and receivables € million	Assets at fair value through profit or loss € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.8	15.3	17.1
Derivative financial instruments	—	—	129.8	—	—	129.8
Trade and other receivables	1,004.4	—	—	—	—	1,004.4
Cash and cash equivalents	724.6	—	—	—	—	724.6

Total	1,729.0	—	129.8	1.8	15.3	1,875.9

Liabilities	Liabilities held at amortised cost € million	Liabilities at fair value through profit or loss € million	Derivatives used for hedging € million	Total € million
Trade and other liabilities	1,271.6	—	—	1,271.6
Borrowings	2,814.6	—	—	2,814.6
Derivative financial instruments	—	159.7	5.4	165.1

Total	4,086.2	159.7	5.4	4,251.3

Notes to the Consolidated Financial Statements (Continued)

21. Financial instruments (Continued)

2007

Assets	Loan and receivables € million	Assets at fair value through profit or loss € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	0.8	10.5	11.3
Derivative financial instruments	—	2.7	17.4	—	—	20.1
Trade and other receivables	898.4	—	—	—	—	898.4
Cash and cash equivalents	197.0	—	—	—	—	197.0

Total	1,095.4	2.7	17.4	0.8	10.5	1,126.8

Liabilities	Liabilities held at amortised cost € million	Liabilities at fair value through profit or loss € million	Derivatives used for hedging € million	Total € million
Trade and other liabilities	1,154.6	—	—	1,154.6
Borrowings	1,898.7	—	—	1,898.7
Derivative financial instruments	—	186.7	9.3	196.0

Total	3,053.3	186.7	9.3	3,249.3

Notes to the Consolidated Financial Statements (Continued)

21. Financial instruments (Continued)

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is as follows:

	Assets € million	Liabilities € million
At 31 December 2008
Current
Foreign currency option contracts	8.3	—
Forward foreign exchange contracts	17.1	(5.4)

Total current	25.4	(5.4)

Non-current
Cross-currency swap payables related to borrowings	—	(159.7)
Interest rate swaps	104.4	—

Total non-current	104.4	(159.7)

At 31 December 2007
Current
Interest rate options	2.7	—
Foreign currency option contracts	0.9	(0.7)
Forward foreign exchange contracts	2.1	(2.3)

Total current	5.7	(3.0)

Non-current
Cross-currency swap payables related to borrowings	—	(186.7)
Interest rate swaps	14.4	(6.3)

Total non-current	14.4	(193.0)

Net fair values of derivative financial instruments

a.     Cash flow hedges

        The fair values of derivative financial instruments at 31 December designated as cash flow hedges were:

	2008 € million	2007 € million
Contracts with positive fair values
Foreign currency option contracts	7.9	0.8
Forward foreign exchange contracts	11.4	1.1

	19.3	1.9

Contracts with negative fair values
Foreign currency option contracts	—	(0.4)
Forward foreign exchange contracts	(3.3)	(1.6)

	(3.3)	(2.0)

Notes to the Consolidated Financial Statements (Continued)

21. Financial instruments (Continued)

        Cash flows from the Group's cash flow hedges at 31 December 2008 are expected to occur in 2009 and 2010 and are expected to affect the profit or loss accordingly in those periods.

b.     Fair value hedges

        The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2008 € million	2007 € million
Contracts with positive fair values
Interest rate swaps	104.4	14.4
Foreign currency option contracts	0.4	0.1
Forward foreign exchange contracts	5.7	1.0

	110.5	15.5

Contracts with negative fair values
Interest rate swaps	—	(6.3)
Foreign currency option contracts	—	(0.3)
Forward foreign exchange contracts	(2.1)	(0.7)

	(2.1)	(7.3)

c.     Undesignated hedges

        At 31 December, the fair value of derivative financial instruments which form economic hedges, but for which hedge accounting has not been applied, were:

	2008 € million	2007 € million
Contracts with positive fair values
Interest rate options	—	2.7

Contracts with negative fair values
Cross-currency swap payables related to borrowings	(159.7)	(186.7)

Forward foreign exchange contracts

        The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2008 are €370.3m (2007: €451.1m).

Interest rate swaps

        At 31 December 2008, the notional principal amounts of the outstanding euro denominated interest rate swap contracts totalled €1bn (2007: €500.0m) and the notional principal amounts of the outstanding US dollar denominated interest rate swap contracts totalled $900.0m (2007: $900.0m).

Notes to the Consolidated Financial Statements (Continued)

21. Financial instruments (Continued)

        The interest rate swap contracts outstanding at 31 December 2008 can be summarised as follows:

Currency	Amount million	Start date	Maturity date	Receive fixed rate	Pay floating rate
Euro	500.0	15 July 2004	15 July 2011	4.375%	Euribor + margin
Euro	500.0	17 December 2008	15 January 2014	7.875%	Euribor + margin

	1,000.0

US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin

	900.0

Cross-currency swaps

        During 2003, the Company purchased cross-currency swaps to cover the currency risk related to the US$500.0m and US$400.0m notes (refer to Note 19). At 31 December 2008 the fair value of the cross-currency swaps represented a payable of €159.7m (2007: €186.7m, 2006: €122.0m). The cross-currency swaps are recorded as a long-term liability, as the maturity of the instruments matches the underlying notes. The €27.0m gain (2007: €64.7m loss, 2006: €78.7m loss) on the cross-currency swaps during 2008 was offset by the €27.0m loss (2007: €64.7m gain, 2006: €78.7m gain) recorded on the translation of the US dollar-denominated debt to euro.

        The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2008 totalled €803.9m (2007: €803.9m). The cross-currency swap contracts outstanding at 31 December 2008 can be summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay floating rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
400.0	357.1	17 September 2003	17 September 2015	Libor + margin	Euribor + margin

900.0	803.9

Interest repricing dates for swaps

        Repricing dates for all US dollar interest rate swaps and cross-currency swaps are the 17th day of March and September each year until maturity. Repricing dates for all euro interest rate swaps are the 15th day of January and July of each year until maturity.

Interest rate options

        The notional principal amounts of the outstanding interest rate option contracts at 31 December 2008 are nil (2007: €550.0m).

Notes to the Consolidated Financial Statements (Continued)

21. Financial instruments (Continued)

Foreign currency option contracts

        The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2008 totalled €73.3m (2007: €175.8m).

	Ineffectiveness charged to income € milllion	Fair value hedges charged to income € milllion	Losses released from equity to income € milllion	Cash flow hedges taken to equity € milllion
31 December 2008
Derivatives
Interest rate swaps	3.6	96.3	—	—
Foreign currency forwards/options	—	3.9	1.3	(14.4)
Hedged items
Borrowings	—	(96.3)	—	—
Forecasted transactions	—	—	—	14.4
Other foreign currency assets / liabilities	—	(3.9)	—	—

Total	3.6	—	1.3

Recorded in
Operating expenses	—	—	1.3
Interest expense	3.6	—	—

Total	3.6	—	1.3

31 December 2007
Derivatives
Interest rate swaps	1.0	(18.9)	—	—
Foreign currency forwards/options	—	(1.6)	0.6	1.2
Hedged items
Borrowings	—	18.9	—	—
Forecasted transactions	—	—	—	(1.2)
Other foreign currency assets / liabilities	—	1.6	—	—

Total	1.0	—	0.6

Recorded in
Operating expenses	—	—	0.6
Interest expense	1.0	—	—

Total	1.0	—	0.6

31 December 2006
Derivatives
Interest rate swaps	—	39.1	—	—
Foreign currency forwards/options	—	(0.8)	0.4	0.3
Hedged items
Borrowings	—	(39.1)	—	—
Forecasted transactions	—	—	—	(0.3)
Other foreign currency assets / liabilities	—	0.8	—	—

Total	—	—	0.4

Recorded in
Operating expenses	—		0.4
Interest expense	—		—

Total	—		0.4

Notes to the Consolidated Financial Statements (Continued)

22. Trade and other liabilities

        Trade and other liabilities consist of the following at 31 December:

	2008 € million	2007 € million
Trade creditors	408.0	351.3
Accrued liabilities	409.3	354.0
Payables to related parties	177.8	146.1
Deposit liabilities	102.4	108.5
Other tax and social security liabilities	69.6	74.2
Salaries and employee related payable	49.2	67.3
Current portion of provisions (refer to Note 23)	36.5	48.7
Statutory minimum dividend (refer to Note 29)	40.9	42.2
Deferred income	4.8	3.4
Derivative liabilities (refer to Note 21)	5.4	3.0
Other payables	8.3	9.5

Total trade and other liabilities	1,312.2	1,208.2

23. Provisions

        Provisions consist of the following at 31 December:

	2008 € million	2007 € million
Current
Employee benefits	30.9	35.4
Restructuring and other	5.6	13.3

Total current provisions	36.5	48.7

Non-current
Employee benefits	109.0	110.6
Restructuring and other	10.0	6.2

Total non-current provisions	119.0	116.8

Total provisions	155.5	165.5

        The movements in restructuring and other provisions comprise:

	2008 € million	2007 € million	2006 € million
As at 1 January	19.5	44.1	51.5
Arising during the year	7.6	9.5	42.8
Utilised during the year	(14.2)	(33.6)	(49.2)
Unused amount reversed	(2.6)	(0.1)	(1.7)
Arising on acquisition	6.4	—	0.3
Foreign currency translation	(1.1)	(0.4)	0.4

As at 31 December	15.6	19.5	44.1

Notes to the Consolidated Financial Statements (Continued)

23. Provisions (Continued)

        Provisions comprise outstanding balances relating to restructuring of €9.1m (2007: €10.3m, 2006: €33.4m), a provision for long-term onerous contracts in our Russian territories of €5.5m (2007: €5.3m, 2006: €6.7m) and other items of €1.0m (2007: €3.9m, 2006: €4.0m).

Employee benefits

        Employee benefits consist of the following at 31 December:

	2008 € million	2007 € million
Defined benefit plans
Employee leaving indemnities	95.9	98.2
Pension plans	2.9	6.4
Long service benefits—jubilee plans	6.7	6.2

Total defined benefits plans	105.5	110.8

Other employee benefits
Annual leave	12.2	12.6
Stock appreciation rights	1.1	4.4
Other employee benefits	21.1	18.2

Total other employee benefits	34.4	35.2

Total employee benefits obligations	139.9	146.0

        Employee benefit obligations at 31 December are split between current and non-current as follows:

	2008 € million	2007 € million
Current	30.9	35.4
Non-current	109.0	110.6

Total employee benefits obligations	139.9	146.0

        Employees of Coca-Cola Hellenic's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        Coca-Cola Hellenic's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

        Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland and Slovenia.

Notes to the Consolidated Financial Statements (Continued)

23. Provisions (Continued)

        Reconciliation of defined benefit obligation:

	2008 € million	2007 € million
Present value of defined benefit obligation at the beginning of the year	334.0	356.9
Service cost	14.5	17.5
Interest cost	17.3	16.1
Plan participants' contributions	3.6	3.4
Past service cost arising from amendments	2.4	0.4
Curtailment/settlement	(8.1)	3.5
Arising on acquisitions	5.7	0.6
Arising on Fonti del Vulture	—	(1.1)
Benefits paid	(30.7)	(22.5)
Actuarial gain	(2.7)	(32.6)
Foreign currency translation	—	(8.2)

Present value of defined benefit obligation at the end of the year	336.0	334.0

        Reconciliation of plan assets:

	2008 € million	2007 € million
Fair value of plan assets at the beginning of the year	206.3	200.9
Expected return on plan assets	11.5	10.4
Actual employer's contributions	8.7	10.7
Actual participant's contributions	3.6	3.4
Actual benefits paid	(13.0)	(9.3)
Plan asset loss	(47.8)	(2.7)
Foreign currency translation	5.4	(7.1)

Fair value of plan assets at the end of the year	174.7	206.3

        In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The weighted average expected long-term rate of return assumption used in computing 2008 net periodic pension cost for the plans was 5.48%.

Notes to the Consolidated Financial Statements (Continued)

23. Provisions (Continued)

        The present value and funded status of defined benefit obligations are as follows at 31 December:

	2008 € million	2007 € million
Present value of funded obligations	217.3	208.4
Fair value of plan assets	(174.7)	(206.3)

	42.6	2.1
Present value of unfunded obligations	118.7	125.6
Unrecognised actuarial loss	(61.0)	(23.3)
Unrecognised past service benefit	(0.8)	1.0

Defined benefit obligations	99.5	105.4

Plus: amounts recognised within long term assets	6.0	5.4

Total defined benefit obligations	105.5	110.8

Actual return on plan assets	(36.3)	7.7

        The movement in the defined benefit obligation recognised in the balance sheet is as follows:

	2008 € million	2007 € million
As at 1 January	105.4	106.4
Expense recognised in the income statement	17.3	23.5
Employer contributions	(8.7)	(10.7)
Benefits paid	(17.7)	(13.2)
Arising on acquisition	5.7	0.6
Arising Fonti del Vulture	—	(1.1)
Foreign currency translation	(2.5)	(0.1)

As at 31 December	99.5	105.4

        The weighted average assumptions used in computing the defined benefit obligation comprise the following for the years ended 31 December:

	2008%	2007%
Discount rate	4.85	5.32
Expected return on plan assets	5.28	5.48
Rate of compensation increase	3.42	3.89
Pension increases	0.57	0.81

Notes to the Consolidated Financial Statements (Continued)

23. Provisions (Continued)

        The expense recognised in the income statement comprise the following for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Current service cost	14.5	17.5	19.9
Interest cost	17.3	16.1	16.2
Expected return on plan assets	(11.5)	(10.4)	(9.7)
Amortisation of unrecognised actuarial obligation loss	1.1	1.1	2.4
Amortisation of unrecognised past service costs	0.4	(0.1)	(0.1)
Curtailment/settlement	(4.5)	(0.7)	7.5

Total	17.3	23.5	36.2

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

        The weighted average assumptions recognised in the income statement comprise the following for the years ended 31 December:

	2008%	2007%	2006%
Discount rate	5.32	4.66	4.83
Expected return on plan assets	5.48	4.08	5.04
Rate of compensation increase	3.89	3.94	4.12
Pension increases	0.81	0.85	0.63

        Plan assets are invested as follows:

	2008%	2007%
Asset category
Equity securities	38	46
Debt securities	47	40
Real estate	10	9
Cash	5	4
Other	—	1

Total	100	100

        Equity securities include ordinary shares in the Company in the amount of €0.2m (0.1% of the plan assets) and €0.6m (0.3% of the plan assets) as at 31 December 2008 and 2007, respectively.

        The total employer contributions expected to be paid in 2009 are €8.7m.

Notes to the Consolidated Financial Statements (Continued)

23. Provisions (Continued)

        The history of experience adjustments is as follows:

	2008 € million	2007 € million
Present value of defined benefit obligations	336.0	334.0
Fair value of plan assets	(174.7)	(206.3)

Deficit	161.3	127.7

Experience adjustment on plan liabilities	(2.6)	(6.5)
Experience adjustment on plan assets	(47.8)	(2.7)

Defined contribution plans

        The expense recognised in the income statement in 2008 for the defined contribution plans is €10.0m (2007: €7.9m, 2006: €7.0m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

24. Contingencies

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection with this case to €8.9m. The Company also incurred consulting fees and additional expenses of €0.4m in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine of €2.8m was recognised in the Company's 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals. All three appeals (i.e. the Company's and those of the Greek Competition Authority and one of the Company's competitors) will be heard on 4 November 2009 (following their postponement at the originally set hearing of 4 February 2009).

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of Company's competitors has filed a lawsuit claiming damages in an amount of €7.7m. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

Notes to the Consolidated Financial Statements (Continued)

24. Contingencies (Continued)

        The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

        The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

25. Commitments

a)    Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December is as follows:

	2008 € million	2007 € million
Less than one year	69.4	52.1
Later than one year but less than five years	128.3	109.2
Later than five years	37.2	17.0

Future minimum lease payments	234.9	178.3

b)    Capital commitments

        At 31 December 2008 the Group had capital commitments amounting to €99.6m (2007: €146.0m). Of this, €0.8m related to the Company's share of the commitments of its joint ventures (2007: €2.0m).

c)     Long-term purchase commitments

        As at 31 December 2008 the Group had commitments to purchase raw materials amounting to €192.0m (2007: €428.3m). Of this, €39.3m related to the Company's share of the commitments of its joint ventures (2007: €52.7m).

Notes to the Consolidated Financial Statements (Continued)

26. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2006	240,692,002	120.3	1,675.7	1,796.0
Stock issued to employees exercising stock options	1,375,914	0.7	21.8	22.5

As at 31 December 2006	242,067,916	121.0	1,697.5	1,818.5

Bonus shares issued	121,033,958	60.6	(61.2)	(0.6)
Stock issued to employees exercising stock options	636,483	0.3	8.4	8.7

As at 31 December 2007	363,738,357	181.9	1,644.7	1,826.6

Stock issued to employees exercising stock options	1,663,740	0.8	20.3	21.1

As at 31 December 2008	365,402,097	182.7	1,665.0	1,847.7

        There is only one class of shares, of which the par value is €0.50. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

        On 20 December 2006, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €22.5m.

        On 15 October 2007, Coca-Cola Hellenic's Shareholders approved a share capital increase of €60.6m through the partial capitalisation of the 'share premium' account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic's shareholders in a ratio of one (1) new share for every two (2) existing shares. Shareholders entitled to receive the new shares were those holding Coca-Cola Hellenic's shares at the closing of trading on 13 November 2007. Expenses of €0.6m were incurred as a result of this share capital increase.

        On 20 November 2007, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by 636,483 new ordinary shares, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Proceeds from the issue of the shares were €8.7m.

        During 2008, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €21.1m.

27. Shares held for equity compensation plan

        The Group operates a stock purchase plan, the Coca-Cola HBC Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Notes to the Consolidated Financial Statements (Continued)

27. Shares held for equity compensation plan (Continued)

        Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee's salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Stock Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest 350 days after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held in the plan accrue to the employees.

        In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee's salary, which is made in December, and matching shares purchased in December vest immediately.

        During 2008, 302,654 shares were purchased by Coca-Cola Hellenic (2007: 116,568, 2006: 107,698) as matching shares to employee investments. The charge to the income statement totalled €4.8m (2007: €3.8m, 2006: €3.0m). Of this amount, €1.2m represented employer contributions made for Greek resident employees (2007: €1.4m, 2006: €0.8m). The cost of unvested matching shares held by the trust at the end of 2008, before they vest to employees, was €3.6m (2007: €2.4m, 2006: €2.2m). The total number of shares held by the trust at 31 December 2008 was 1,588,959 (2007: 1,259,893, 2006: 820,365). The total contribution made by employees to the trust during 2008 was €5.6m (2007: €4.2m, 2006: €3.1m).

        No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

28. Reserves

        The reserves of the Group at 31 December are as follows:

	2008 € million	2007 € million	2006 € million
Exchange equalisation reserve	(191.9)	92.4	132.5
Shares held for equity compensation plan	(1.0)	(0.8)	(0.6)
Hedging reserve (net of deferred tax of €3.3m; 2007: €0.2m; 2006: €0.1m))	11.6	(0.8)	(0.3)
Tax-free reserve	223.2	196.7	190.6
Statutory reserve	85.5	74.9	64.8
Stock option reserve	24.4	15.0	9.2
Available-for-sale financial instruments valuation reserve	(3.3)	7.1	4.0
Other	26.3	26.2	30.0

Total reserves	174.8	410.7	430.2

Notes to the Consolidated Financial Statements (Continued)

28. Reserves (Continued)

Exchange equalisation reserve

        The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities not reporting in the Group's presentation currency, the euro.

Shares held for equity compensation plan

        Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Hedging reserve

        The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances.

Tax-free reserve

        The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable.

Statutory and other reserves

        Statutory and other reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €49.5m (2007: €43.3m, 2006: €37.1).

Stock option reserve

        This reserve represents the cumulative charge to the income statement for employee stock option awards.

Available-for-sale financial instruments valuation reserve

        The available-for-sale financial instruments valuation reserve reflects changes in the fair values of available-for-sale investments. On sale of these investments, these changes in the fair values will be recycled to profit or loss.

29. Dividends

        The directors proposed a dividend of €0.28 per share (totalling €102.3m, based on the number of outstanding shares as at 31 December 2008) for the year ended 31 December 2008. The proposed dividend was approved at the Annual General Meeting which was held on 18 June 2009.

        The statutory minimum dividend recognised for 2007 amounted to €42.2m and was recorded as liability under 'Trade and other liabilities' in the consolidated balance sheet. The remaining dividend of €49.1m was recorded in shareholders' equity in the second quarter of 2008 as an appropriation of retained earnings.

Notes to the Consolidated Financial Statements (Continued)

29. Dividends (Continued)

        The statutory minimum dividend recognised for 2008 amounted to €40.9m and has been recorded as liability under 'Trade and other liabilities' in the consolidated balance sheet. The remaining estimated dividend of €61.4m will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2009.

        During 2008, a dividend of €0.25 per share totalling €91.3m was paid. During 2007, a dividend of €0.32 (€0.21 adjusted for the bonus share issue) per share totalling €77.5m was paid. During 2006, a dividend of €0.30 per share (€0.20 adjusted for the bonus share issue) totalling €72.2m was paid.

30. Business combinations

        During 2008, the Group acquired or increased its controlling interest in the following entities:

		Location	Effective date of acquisition 2008	Net tangible assets acquired(6) € million	Goodwill arising € million	Acquisition of franchise agreements € million	Amount of consideration including acquisition costs € million
Socib S.p.A.	(a)	Italy	11 December	(21.4)	89.1	150.0	217.7
Acquisition of minority interests	(b)	Croatia,	September,	0.3	—		0.3
		Cyprus	December

Total acquisitions as at 31 December 2008				(21.1)	89.1	150.0	218.0

(6)
Net tangible assets acquired for Socib S.p.A. include deferred tax on intangible assets acquired of €47.1m.

€ million
Cash outflow included in cash flow	225.3
Less: adjustments to purchase price of Socib S.p.A.	(6.6)
Less: payments made for acquisition of OOO Aqua Vision in 2007	(0.7)

Total consideration for acquisitions made in 2008	218.0

        If the acquisition of each of the entities acquired during 2008 and 2007 had been completed on the first day of each financial year, Group revenues for that year would have been €7,199.1m (2007: €6,475.4m) and Group profit attributable to shareholders of the Group would have been €231.4m (2007: €456.4m).

2008

Acquisition of Socib S.p.A.

        On 11 December 2008, the Group acquired 100% of Socib S.p.A. and related entities (collectively 'Socib'), the second largest Coca-Cola franchise bottler in Italy. Socib's franchise territory covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €216.3m (excluding acquisition costs) including the assumption of debt of €39.3m. The consideration is subject to certain post-closing adjustments.

Notes to the Consolidated Financial Statements (Continued)

30. Business combinations (Continued)

        Details of the acquisition are as follows:

	Acquiree's carrying amount before combination € million	Fair value adjustments € million	Final fair values € million
Property, plant and equipment	60.2	(6.0)	54.2
Deferred tax assets	3.9	3.4	7.3
Other non-current assets	0.1	—	0.1
Inventories	14.4	0.6	15.0
Accounts receivable	52.4	(2.0)	50.4
Other current assets	7.0	(0.1)	6.9
Short-term borrowings	(28.4)	—	(28.4)
Accounts payable	(38.9)	—	(38.9)
Other current liabilities	(22.1)	(1.7)	(23.8)
Long-term borrowings	(10.9)	—	(10.9)
Other non-current liabilities	(7.8)	1.6	(6.2)

Fair value of net tangible assets acquired	29.9	(4.2)	25.7
Franchise rights	—	150.0	150.0
Goodwill	23.8	65.3	89.1
Deferred tax arising on recognition of intangible assets	—	(47.1)	(47.1)

Fair value of net assets acquired			217.7

Cash paid to former shareholders			216.3
Costs of acquisition			1.4

Total consideration			217.7

        The fair values of acquired assets and liabilities assumed are preliminary and pending finalisation. The contribution of Socib to the results of the Group for the year ended 31 December 2008 was a loss of €1.0m, including restructuring charges of €1.3m. The acquisition has resulted in the Group recording €89.1m of goodwill and €150.0m of franchise rights in its established segment.

        The goodwill arising on the acquisition of Socib is attributed to synergies that the Group will be able to realise by combining operations with those already existing in northern and central Italy.

2007

(a)   Acquisition of Eurmatik S.r.l.

        On 31 May 2007, the Group acquired 100% of Eurmatik S.r.l., ('Eurmatik') a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0m (excluding acquisition costs) with no debt assumed.

Notes to the Consolidated Financial Statements (Continued)

30. Business combinations (Continued)

        Details of the acquisition are as follows:

€ million
Property, plant and equipment	1.4
Inventories	0.3
Other current assets	0.2
Cash and cash equivalents	3.4
Other current liabilities	(3.3)
Other non-current liabilities	(0.9)

Fair value of net tangible assets acquired	1.1
Customer contracts	2.9
Goodwill arising on acquisition	13.5

Fair value of net assets acquired	17.5

Cash paid to former shareholders	17.0
Costs of acquisition	0.5

Total consideration	17.5

        The contribution of Eurmatik to the results of the group the year ended 31 December 2007 was a loss of €0.3m. The acquisition has resulted in the Group recording €13.5m of goodwill and €2.9m of customer contracts in its established segment.

        The goodwill arising on the acquisition of Eurmatik is attributable to synergies from the enhancement of vending operations in Italy.

(b)   Acquisition of OOO Aqua Vision

        On 4 September 2007, the Group acquired 100% of OOO Aqua Vision ('Aquavision'), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the 'botaniQ' trademark which is also included in the transaction. The total consideration for the transaction was €177.7m (excluding acquisition costs) including the assumption of debt of €23.5m.

Notes to the Consolidated Financial Statements (Continued)

30. Business combinations (Continued)

        Details of the acquisition are as follows:

	As reported in 2007 € million	Adjustments € million	Adjusted values € million
Property, plant and equipment	144.3	11.6	155.9
Inventories	7.1	—	7.1
Other current assets	26.6	—	26.6
Cash and cash equivalents	1.1	—	1.1
Short-term borrowings	(14.4)	—	(14.4)
Long-term borrowings	(9.1)	—	(9.1)
Other current liabilities	(19.5)	(2.4)	(21.9)

Fair value of net tangible assets acquired	136.1	9.2	145.3
Trademark	7.6	—	7.6
Water rights	3.1	(1.5)	1.6
Goodwill arising on acquisition	31.1	(7.0)	24.1

Fair value of net assets acquired	177.9	0.7	178.6

Cash paid to former shareholders	177.4	0.3	177.7
Costs of acquisition	0.5	0.4	0.9

Total consideration	177.9	0.7	178.6

        The contribution of Aquavision to the results of the group for the year ended 31 December 2007 was a loss of €7.3m. The acquisition has resulted in the Group recording €24.1m of goodwill, €7.6m of trademarks and €1.6m of water rights in its emerging segment.

        The goodwill arising on the acquisition of Aquavision is attributed to the immediate incremental installed production capacity in Russia.

        The botaniQ trademark was sold on 29 February 2008 to the Multon group of companies for €7.6m.

31. Directors' and senior management remuneration

        The total remuneration including the fair value of stock option grants (in accordance with IFRS 2) paid to or accrued for our directors and the senior management team during 2008 amounted to €16.5m (2007: €14.0m, 2006: €11.2m). Pension and post employment benefits for directors and for the senior management team during 2008 amounted to €0.8m (2007: €1.1m, 2006: 0.7m).

        The total number of stock options granted to our managing director and the senior management team in 2008 amounted to 1.2m (2007: 0.9m, 2006: 1.0m adjusted for issue of bonus share in 2007).

Notes to the Consolidated Financial Statements (Continued)

32. Stock option compensation plans

        Coca-Cola Hellenic operates a stock-based compensation plan, under which senior managers are granted awards of stock options, based on performance and level of responsibility. Options are granted at an exercise price of the average mid-price of the Company's shares at close of trading on the Athens Exchange on the date of the grant(7). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

(7)
From December 2008 the exercise price of stock options is determined by reference to the share price of the Company's share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

        When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

        The following tables summarise information on outstanding stock options exercisable at 31 December 2008 and stock options exercised during 2008:

	Exercise price €	Vesting status 2008	Vesting dates for further increments			End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 3	11.37	fully vested	—	—	—	8.12.2009	46,702
Sub Plan 4	9.79	fully vested	—	—	—	12.12.2010	133,754
Sub Plan 6	9.69	fully vested	—	—	—	12.12.2011	230,575
2003 A Plan	8.63	fully vested	—	—	—	10.12.2012	16,500
2003-2004 Plan / 2003 Grant	11.17	fully vested	—	—	—	14.12.2013	86,000
2003-2004 Plan / 2004 Grant	12.42	fully vested	—	—	—	2.12.2014	160,580
2005-2009 Plan / 2005 Grant	15.53	fully vested	—	—	—	1.12.2015	734,513
2005-2009 Plan / 2006A Grant	16.57	two thirds	21.3.2009	—	—	20.3.2016	50,001
2005-2009 Plan / 2006B Grant	15.35	two thirds	23.6.2009	—	—	22.6.2016	30,000
2005-2009 Plan / 2006 Grant	18.71	two thirds	13.12.2009	—	—	12.12.2016	1,314,151
2005-2009 Plan / 2007 Grant	28.75	one third	13.12.2009	13.12.2010	—	12.12.2017	1,505,450
2005-2009 Plan / 2008A Grant	24.54	none	20.06.2009	20.06.2010	20.06.2011	19.06.2018	30,000
2005-2009 Plan / 2008 Grant	10.92	none	11.12.2009	11.12.2010	11.12.2011	10.12.2018	1,830,500

Total							6,168,726

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2008	Weighted average exercise price 2008 (€)	Number of stock options 2007	Weighted average exercise price before the issue of bonus shares 2007 (€)	Weighted average exercise price after the issue of bonus shares 2007 (€)
Outstanding on 1 January	6,003,549	18.36	3,444,018	21.89	—
Bonus shares issued	—	—	1,722,373	—	14.59
Granted	1,860,500	11.14	1,532,200	—	28.75
Exercised	(1,604,340)	12.84	(695,883)	—	13.30
Forfeited	(90,983)	20.46	841	—	12.68

Outstanding on 31 December	6,168,726	17.58	6,003,549	—	18.36

Exercisable on 31 December	2,792,853	17.70	2,993,282	—	13.35

Notes to the Consolidated Financial Statements (Continued)

32. Stock option compensation plans (Continued)

        The charge to the income statement for employee stock option awards for 2008 amounted to €9.3m (2007: €5.8m, 2006: €4.0m).

        The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

        Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2008	2007	2006
Weighted average fair value of options granted	€2.7	€8.1	€6.3
Risk free interest rates	3.9%	4.8%	4.3%
Expected volatility	35.7%	24.1%	20.8%
Dividend yield	2.3%	0.7%	1.0%
Expected life	3.3 years	4.0 years	4.1 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2008 was 8.2 years (2007: 7.4 years, 2006: 7.3 years).

33. Stock appreciation rights

        The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (SARs), based on performance and level of responsibility. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders receive a payment equal to the positive difference between the market price of Coca-Cola Hellenic's shares at the closing time of the Athens Stock Exchange at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

        SARs outstanding at 31 December 2008:

	Exercise price €	Vesting status 2008	End of option period	Number of SARs outstanding
Phantom Option Plan
1999	11.37	fully vested	08.12.2009	75,016
2000	9.79	fully vested	12.12.2010	35,400
2001	9.69	fully vested	12.12.2011	19,350
2003	11.17	fully vested	14.12.2013	6,000
2005	15.53	fully vested	01.12.2015	16,500

Total				152,266

Notes to the Consolidated Financial Statements (Continued)

33. Stock appreciation rights (Continued)

        A summary of SARs activity under all plans is as follows:

	Number of SARs 2008	Weighted average exercise price 2008 (€)	Number of SARs 2007	Weighted average exercise price before the issue of bonus shares 2007 (€)	Weighted average exercise price after the issue of bonus shares 2007 (€)
Outstanding on 1 January	251,815	12.64	284,974	19.21	—
Exercised before bonus share issue	—	—	(82,170)	21.21	—
Bonus shares issued (refer to Note 26)	—	—	101,383	—	12.47
Exercised after bonus share issue	—	—	(52,372)	—	10.49
Exercised	(90,854)	14.72	—	—	—
Forfeited	(8,695)	15.55	—	—	—

Outstanding on 31 December	152,266	11.23	251,815	—	12.64

Exercisable on 31 December	152,266	11.23	246,315	—	12.57

        The inputs used for valuation of SARs are the same as those used for equity-settled share-based payments with the exception of risk free interest rates which were 4.3% (2007: 4.7%, 2006: 4.1%).

        In 2008, the Group recorded in the income statement a credit of €2.3m (2007: debit of €3.3m, 2006: debit €1.0m) relating to SARs. The aggregated intrinsic value for the vested SARs at 31 December 2008 was nil (2007: €4.2m, 2006: €2.9m).

        The weighted average remaining contractual life of share options outstanding under the stock appreciation rights schemes at 31 December 2008 was 2.2 years (2007: 2.6 years, 2006: 3.2 years).

34. Related party transactions

a) The Coca-Cola Company

        As at 31 December 2008, TCCC indirectly owned 23.3% (2007, 2006: 23.4%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic's territories the right to produce and the exclusive right to sell and distribute the beverages of TCCC. Consequently, Coca-Cola Hellenic is obliged to purchase all its requirements for concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion until 2023. On 29 December 2008, Kar-Tess Holding S.A. and The Coca-Cola Company agreed to extend their existing shareholders' agreement, whereby it is agreed that the combined shareholdings of Kar-Tess Holding S.A. and The Coca-Cola Company will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

        TCCC owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic's countries. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2008 amounted to €1,390.9m (2007: €1,283.7m, 2006: €1,141.7m).

        TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €45.8m (2007: €53.6m, 2006: €50.4m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2008, such contributions totalled €37.6m (2007: €44.1m, 2006: €29.9m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2008, such contributions made by TCCC to Coca-Cola Hellenic totalled €15.2m (2007: €21.9m, 2006: €20.5m) and the contributions of Coca-Cola Hellenic to TCCC totalled €7.0m (2007: €12.4m, 2006: €nil). TCCC has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. Support payments received from TCCC for the placement of cold drink equipment were nil (2007: €40.5m, 2006: €83.3m).

        In 2008, the Company sold items of property, plant and equipment and recorded a gain of €1.4m (2007: €0.2m, 2006: €0.9m) to TCCC.

        During the year, the Company sold €11.7m of finished goods and raw materials to TCCC (2007: €13.0m, 2006: €17.2m).

        Other income primarily comprises rent, facility and other items of €2.9m (2007: €5.2m, 2006: €2.0m) and a toll-filling relationship in Poland of €18.2m (2007: €14.7m, 2006: €15.6m). Other expenses relate to facility costs charged by TCCC and shared costs that amounted to €2.5m (2007: €0.6m, 2006: €4.0m) and are included in selling, delivery and administrative expenses.

        During the year the Company recorded proceeds of €35.0m (2007, 2006: nil) from the sale of the botaniQ trademark, Römerquelle and Lanitis juice trademarks.

        At 31 December 2008, the Company had a total of €106.8m (2007: €93.7m, 2006: €65.8m) due from TCCC, and a total amount due to TCCC of €160.0m (2007: €131.5m, 2006: €122.9m).

b) Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

        We entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

        During the year, the Group made purchases of €117.5m (2007: €95.8m, 2006: €216.9m) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.8m (2007: €3.1m, 2006: €2.9m). As at 31 December 2008, Coca-Cola Hellenic owed €12.2m (2007: €4.6m, 2006: €16.4m) to, and was owed €1.8m (2007: €1.0m, 2006: €0.1m) by Frigoglass.

c) Directors

        Mr George A. David, OBE, OFR, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis, CBE, OFR and Mr Anastassis G. David have been nominated by Kar-Tess Holding S.A. to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr Alexander B. Cummings have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 31).

d) Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2008, the Group purchased inventory from BPW amounting to €104.0m (2007: €90.4m, 2006: €73.0m) and recorded income of €0.1m (2007, 2006: nil). As at 31 December 2008, Coca-Cola Hellenic owed €4.1m (2007: €7.8m, 2006: €6.5m) to, and was owed €0.6m (2007: €1.0m, 2006: €1.4m) by BPW.

Kar-Tess Holding S.A.

        As at 31 December 2008, Kar-Tess Holding S.A. owned 29.5% (2007: 29.6%, 2006: 29.7%) of the issued share capital of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence exists. During 2008, the Group purchased €11.1m (2007: €11.4m, 2006: €11.5m) of finished goods and other materials and €2.6m (2007: €0.8m, 2006: €7.0m) of fixed assets from the Leventis Companies, sold €0.2m (2007, 2006: nil) of finished goods and raw materials to the Leventis Companies and incurred rental expenses of €0.4m (2007: €0.1m, 2006: €0.2m) with the Leventis Companies. At 31 December 2008, the Group owed €1.1m (2007: €1.7m, 2006: €2.0m) to, and was owed nil (2007: €0.2m, 2006: €0.1m) by the Leventis Companies.

Plias S.A. and its subsidiaries ('Plias')

        Plias is related to Coca-Cola Hellenic by way of some common shareholdings. During 2008, the Group purchased €0.2m (2007, 2006: nil) of finished goods and other materials from Plias and recorded income of €0.2m (2007, 2006: nil). At 31 December 2008, the receivables from Plias S.A. were €0.6m (2007: €0.5m, 2006: nil).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

Ilko Hellenic Partners GmbH ('Ilko')

        On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand across Coca-Cola Hellenic's territories. During 2008, the Group received reimbursement for direct marketing expenses incurred of €0.8m. As at 31 December 2008, the receivables from Ilko were €2.6m.

Other Coca-Cola bottlers

        The Group made no purchases of finished goods (2007: €0.7m, 2006: €2.5m), incurred no expenses (2007: €2.4m, 2006: €1.6m) and recorded income of €0.1m (2007, 2006: nil) from other Coca-Cola bottlers over which TCCC has significant influence. At 31 December 2008, there were no payables (2007: €0.5m, 2006: €0.4m) and no receivables (2007: nil, 2006: €0.4m) with such Coca-Cola bottlers.

Other related parties

        The Group purchased €3.0m (2007, 2006: nil) of raw materials and finished goods and €0.6m (2007, 2006: nil) of fixed assets from other related parties. Further, the Group incurred expenses of €2.6m (2007, 2006: nil) and recorded income of €0.1m (2007, 2006: nil). At 31 December 2008, the Group owed €0.4m (2007, 2006: nil) to, and was owed €0.1m (2007, 2006: nil) by other related parties.

        There are no significant transactions with other related parties for the year ended 31 December 2008.

35. List of principal Group companies

        The following are the principal Group companies of Coca-Cola Hellenic at 31 December:

		% ownership
	Country of registration	2008	2007
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%	100.0%
CCHBC IT Services Limited(2)	Bulgaria	100.0%	100.0%
Chisinau Beverage Services S.R.L.(3)	Moldova	—	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%	100.0%
Coca-Cola Beverages AG	Switzerland	99.9%	99.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

		% ownership
	Country of registration	2008	2007
Coca-Cola Beverages Holdings Limited(4)	Republic of Ireland	—	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	99.9%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola Beverages Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC—Srbija A.D., Zemun	Republic of Serbia	89.1%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Magyarország Kft.(5)	Hungary	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited(6)	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Republic of Montenegro	89.1%	89.1%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.	Romania	46.4%	46.4%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.	Italy	100.0%	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co d.o.o., Subotica(1)	Republic of Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(7)	Austria	33.3%	—
Jayce Enterprises Limited	Cyprus	100.0%	100.0%
John Daly and Company Limited	Republic of Ireland	100.0%	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	99.9%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Aqua Vision(8)	Russia	—	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
Molino Beverages Holding S.à.r.l	Luxembourg	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multon Z.A.O. Group(1)	Russia	50.0%	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)(9)	Austria	50.0%	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

		% ownership
	Country of registration	2008	2007
Römerquelle Trading GmbH(9)	Austria	—	100.0%
S.C. Cristalina S.A.(10)	Romania	—	49.9%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Softbul Investments Limited	Cyprus	100.0%	100.0%
Softinvest Holdings Limited	Cyprus	100.0%	100.0%
Standorg-2007 Kereskedelmi Kft.(11)	Hungary	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen AG	Switzerland	99.9%	99.9%
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o., Surdulica	Republic of Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

Acquisition of Group companies in 2008
Socib S.p.A.	Italy	100.0%	—

(1)
Joint venture.

(2)
During 2008, Clarina Bulgaria Ltd was renamed to CCHBC IT Services Ltd.

(3)
During 2008, Chisinau Beverage Services S.R.L. was absorbed by Coca-Cola Bottlers Chisinau.

(4)
In June 2008, Coca-Cola Beverages Holdings Limited was liquidated.

(5)
During 2008, Coca-Cola Beverages (Hungary) Kft. was renamed to Coca-Cola HBC Hungary Magyarország Kft.

(6)
During 2008, Coca-Cola Bottlers (Ulster) Ltd was renamed to Coca-Cola HBC Northern Ireland Limited.

(7)
Refer to Note 34.

(8)
In September 2007 the Group acquired 100% of OOO Aqua Vision. The company was subsequently renamed to LLC Aqua Vision and was merged with LLC Coca-Cola HBC Eurasia in 2008.

(9)
In June 2008 the Group sold to TCCC the company Römerquelle Trading GmbH, an entity containing the trademarks for the Römerquelle group, and 50% of Römerquelle Beteiligungsverwaltungs GmbH, an entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group.

(10)
During 2008, S.C. Cristalina S.A. was absorbed by Dorna Apenim.

(11)
In February 2008, Standorg-2007 Kereskedelmi Kft. was liquidated.

Notes to the Consolidated Financial Statements (Continued)

36. Joint ventures

        The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group's share of related assets, liabilities, revenues and expenses are recognised in its financial statements.

        On 26 June 2008, the Group sold to TCCC a legal entity containing the trademarks for the Römerquelle group and 50% of a legal entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group. The Group has formed a joint venture with TCCC in respect of the production, sale and distribution of the Römerquelle group.

        The following amounts are recognised in the Group's financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2008 € milion	2007 € million	2006 € million
Balance sheet
Non-current assets	315.2	332.4	347.5
Current assets	148.7	130.5	121.8

Total assets	463.9	462.9	469.3

Non-current liabilities	(35.6)	(39.0)	(8.2)
Current liabilities	(73.8)	(60.7)	(109.9)

Total liabilities	(109.4)	(99.7)	(118.1)

Net assets	354.5	363.2	351.2

Income statement
Income	309.8	273.2	243.6
Expenses	(323.1)	(245.1)	(210.3)

Net profit	(13.3)	28.1	33.3

        In addition, the Group has a 50% interest in three jointly controlled entities that are engaged in the bottling and distribution of water: Fonti del Vulture in Italy, Multivita Sp. z o.o. in Poland and Valser Springs GmbH in Switzerland, as well as a 33% interest in Ilko Hellenic Partners GmbH, a three-party joint venture engaged in the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand (refer to Notes 11 and 35). These jointly controlled entities are accounted for using the equity method of accounting.

Notes to the Consolidated Financial Statements (Continued)

37. Subsequent events (unaudited) occurring after the date of the audit report

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our current capitalization, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such authorization. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. As at June 24, 2009, 695,200 shares have been bought back for a total of €10.0 million.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

        Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated March 30, 2009 appearing in the 2008 Annual Report to Shareholders of Coca-Cola Hellenic Bottling Company S.A. (which report and consolidated financial statements are included in this Annual Report on Form 20-F) also included an audit of the financial statement schedule related to the 2007 Transition from US GAAP to IFRS listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
June 30, 2009

 Schedule I—Transition from US GAAP to IFRS

        Through the financial year ended December 31, 2007, we presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") in our Annual Report on Form 20-F. For the financial year ended December 31, 2008 we have presented our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board and IFRS as adopted by the European Union. A discussion of the differences and a reconciliation of profit after tax attributable to shareholders of the Group for 2007 and 2006, along with a reconciliation of shareholders' equity as at December 31, 2007 and 2006 are set forth below.

1.     Intangible assets

        There are several differences between the intangible assets recognized under IFRS and US GAAP. The reasons for the differences are as follows:

a)
The purchase price for the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. in 2000 was considerably greater under US GAAP than under IFRS, as the consideration was determined based upon the publicly listed share price at the date of the announcement of the acquisition (August 17, 1999) in accordance with Accounting Principles Board Opinion ("APB") 16, Business Combinations, rather than at the closing date (August 9, 2000) as required by International Accounting Standard ("IAS") 22, Business Combinations. Further, under US GAAP, identifiable intangible assets acquired through business combinations are recorded separately from goodwill. Under IFRS, franchise agreements acquired in business combinations prior to 2002 have been recorded as goodwill. Under both US GAAP and IFRS, deferred tax should be recognized on separately identifiable intangible assets arising in business combinations, but not on goodwill. As a result, a larger deferred tax liability (and related larger goodwill) has been recorded for US GAAP, than that which was recorded under IFRS. Foreign currency translation differences have also been recorded regarding these adjustments in subsequent periods.

b)
Under IFRS, the acquisition of certain Hellenic Bottling Company S.A. companies under common control, prior to the acquisition of Coca-Cola Beverages plc in 2000, had been accounted for using the purchase method accounting. Under US GAAP, Financial Accounting Standard ("FAS") No. 141, Business Combinations, transfers of net assets or equity interests between entities under common control should be accounted for by the receiving entity at the carrying amounts of the relevant net assets or equity interests in the accounts of the transferring entity at the date of the transfer. Hence, the goodwill and other related step-ups recorded upon the acquisition of companies under common control under IFRS were reversed. Foreign currency translation differences have also been recorded regarding this adjustment in subsequent periods.

c)
Any goodwill recorded under IFRS in the accounts of Coca-Cola Beverages plc on the date of its acquisition by Hellenic Bottling Company S.A. was reversed for US GAAP purposes, against the acquisitions reserve in shareholders' equity. Foreign currency translation differences have also been recorded regarding this adjustment in subsequent periods.

d)
The historic amortization expense under US GAAP is different to the amortization expense under IFRS. The difference results from the use of lower maximum allowable useful lives under IFRS (20 years) than US GAAP (40 years). There is an accumulated difference in equity due to differences in historic amortization periods related to indefinite-lived intangibles which used to be amortized under IFRS and US GAAP. This difference has no impact on the profit and loss for the years under reconciliation. Foreign currency translation differences have also been recorded regarding this adjustment in subsequent periods.

e)
Under US GAAP, we were required to perform a transitional impairment test as of January 1, 2002, in accordance with FAS No. 142, Goodwill and Other Intangible Assets, and at the time recorded a €94.0 million impairment charge (net of income taxes of €25.0 million) as a result of this initial test. This was recognized as a cumulative effect of accounting change. No such adjustments were required under IFRS.

f)
Under IFRS, insurance proceeds on certain product contamination claims, prior to the acquisition of Coca-Cola Beverages plc, were treated as exceptional operating income in 2000 and 2001 and the relevant amounts carried in retained earnings. Under US GAAP, the insurance proceeds were recognized as an adjustment to the fair values recognized on the acquisition of Coca-Cola Beverages plc and therefore affected goodwill. Foreign currency translation differences have also been recorded regarding this adjustment in subsequent periods.

2.     Joint ventures

        IFRS distinguishes between three types of joint ventures: (a) jointly controlled entities, (b) jointly controlled operations and (c) jointly controlled assets. Under IFRS, we recognize our interests in our jointly controlled entities using the equity method of accounting. In respect of our interests in jointly controlled operations and jointly controlled assets we recognize our share of related assets, liabilities, income and expenses. US GAAP does not distinguish investments in joint ventures into different types and accounts for these arrangements using the equity method of accounting.

3.     Deferred tax

        There are several differences arising on the deferred tax recognition under IFRS and US GAAP, as follows:

a)
Under US GAAP, FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 permitted us to recognize the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further required that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. There is no such provision under IFRS.

b)
Under US GAAP, FAS No. 109, Accounting for income taxes, a deferred tax liability or asset shall be recognized for differences between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. If a valuation allowance is recognized for the deferred tax asset for an acquired entity's operating loss or tax credit carry forwards at the acquisition date, the tax benefits for those items that are first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other non-current intangible assets related to the acquisition, and (c) third to reduce income tax expense. Deferred taxation valuation allowances on the deferred tax assets recognized in relation to net operating losses of acquired territories of Coca-Cola Beverages plc, which had been recognized under IFRS, were recorded instead against goodwill upon acquisition under US GAAP. Any subsequent reduction of deferred taxation valuation allowances under IFRS was not therefore recorded under US GAAP. In addition, under IFRS, there was no deferred tax liability associated with recognition of goodwill and franchise rights which could be used to offset the deferred tax assets associated with the pre-acquisition net operating losses for our operation in the Russian Federation. Therefore any valuation allowance recognized was recorded in the profit and loss for the year ended December 31, 2005. Under US GAAP, both goodwill and franchise rights had been recognized and the resulting recognition of deferred tax liability on franchise rights was used to offset the deferred tax asset in the year ended December 31, 2005.

c)
Under IFRS, no deferred taxation is recorded on statutory reserves. Under US GAAP, EITF 93-16, Application of FASB Statement No. 109 to Basis Differences within Foreign Subsidiaries that Meet the Indefinite Reversal Criterion of APB Opinion No. 23, companies can have temporary differences within foreign subsidiaries (referred to as "inside-basis differences"), as well as differences between the tax basis and the financial reporting basis of an investment in a foreign subsidiary (referred to as "outside-basis difference"). Although both the inside and outside basis differences may not reverse in the foreseeable future, thus meeting the indefinite reversal criterion, APB 23 only relates to outside-basis differences. The indefinite reversal criteria of APB 23 should not be applied to inside-basis differences of foreign subsidiaries and a deferred tax liability should be provided by the foreign subsidiary for the foreign subsidiaries' inside-basis differences. Thus, the statutory reserves may become taxable in any circumstances the destination is changed, i.e. through distribution to shareholders (even in case of liquidation), increase of the share capital, to cover previous year's losses, or any other form of distribution. Foreign currency translation differences have also been recorded regarding this adjustment in subsequent periods.

d)
Under US GAAP, APB 23, Accounting for Income Taxes—Special Areas, assumes that all undistributed earnings of a subsidiary will be transferred to the parent company. Accordingly, the undistributed earnings of a subsidiary included in consolidated income should be accounted for as a temporary difference unless the local tax legislation provides a means by which the investment in a domestic subsidiary can be recovered tax free. There is no such provision under IFRS.

e)
Under US GAAP, FAS No. 109, Accounting for Income Taxes, subsidiaries, whose functional currency is not the reporting currency of the group, report translation adjustments as a component of other comprehensive income (commonly referred to as a cumulative translation adjustment). If a foreign subsidiary's earnings are not indefinitely reinvested, deferred tax liabilities are required to be provided. In addition, income taxes attributable to translation adjustments are allocated to other comprehensive income and accumulated as a separate component of shareholders' equity (in a similar manner to the cumulative translation adjustment). There is no such provision under IFRS.

f)
According to the Greek tax legislation, companies were allowed to classify a certain percentage of their earnings as tax-free reserves. These reserves arose from capital expenditures agreed to be carried out within a period of three years. The amounts related to this reserve are not taxed, as long as the obligated amounts are used within the three-year time period. Under US GAAP, FAS No. 109, Accounting for Income Taxes, a deferred tax liability was recorded on the Greek tax-free reserves and was reversed when the reserves were utilized as planned. All tax-free reserves were used as at December 31, 2006 and all deferred tax liabilities recorded under US GAAP were reversed. There is no such provision under IFRS.

4.     Internally developed intangible assets

        Under IFRS, certain specifically identifiable internally developed intangible assets met the criteria set out within IAS 38, Intangible assets, for the recognition of an intangible asset other than goodwill and were amortized over their useful lives commencing from the point at which the assets were brought into use. Under US GAAP, the costs of specifically identifiable internally developed intangible assets (except for internally developed computer software or advertising costs) were immediately written off to the profit and loss for the year.

5.     Land, buildings and production equipment of entities under common control

        Under IFRS, on the acquisition by Hellenic Bottling Company S.A. of entities under common control, fair value adjustments were recorded on land, buildings and production equipment. Under US GAAP, transfers of net assets or equity interests between entities under common control were accounted for by the receiving entity at the carrying amounts in the accounts of the transferring entity at the date of transfer. Consequently, the fair value adjustments performed under IFRS were reversed under US GAAP and the carrying values of certain land, buildings and production equipment were lower, with less depreciation calculated for US GAAP purposes. In addition to and as a result of the above, upon the sale of certain items of buildings in 2007 and 2006, the gains recorded on the sales were higher under US GAAP than under IFRS. The reconciling item noted in the table below is a result of both the depreciation difference and the higher gains recorded. This accounting policy difference gives rise to an associated difference in deferred tax.

6.     Minority interests

        Minority interests in our Swiss operations hold preference shares, which granted them the ability to vote on certain significant matters. In addition, the minority interests hold a put option over the minority shares. Under US GAAP, EITF 00-4, Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Non-controlling Interest in that Subsidiary, the put option should be accounted for under Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as a liability measured at fair value. Hence, under US GAAP, the minority interest was treated as debt, with the recognition of relevant interest expenses. Under IFRS, this item is treated as a minority interest.

7.     Employee benefits

        In relation to employee benefits accounting, there are three main reconciling items, as follows:

a)
Under US GAAP and prior to January 1, 2006, an additional minimum pension liability was recorded when the accumulated benefit obligation exceeded the fair value of the plan assets and this amount was not covered by the liability recognized in the balance sheet. At December 31, 2006, in accordance with the transition provisions of FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, we made an adjustment, net of tax to accumulated other comprehensive income to record unrecognized actuarial losses, unrecognized prior service costs and unamortized transition assets and to eliminate the additional minimum pension liability. Under IFRS, no such minimum pension liability requirement existed in 2006 and 2007.

b)
Under US GAAP, the carrying amount of the net defined benefit liability (or asset) in the balance sheet is derived as the defined benefit obligation less the fair value of plan assets. All actuarial gains and losses and past service cost are recognized in the profit and loss for the period. Under IFRS, the carrying amount of the net defined benefit liability (or asset) in the balance sheet is derived in the same way, but is reduced or increased by the net unrecognized actuarial gains and losses and past service cost.

c)
Under IFRS, a curtailment arises when an entity is either demonstrably committed to making a significant reduction in the number of employees covered by a plan or amends the terms of a defined benefit plan such that a significant element of future service by current employees will no longer qualify for benefits or will qualify only for reduced benefits. Both curtailment gains and losses are recognized when the entity is demonstrably committed and a curtailment has been announced. A curtailment gain or loss comprises (a) the change in the present value of the defined benefit obligation, (b) any resulting change in fair value of the plan assets and (c) a pro-rata share of any related actuarial gains and losses and past service cost that had not previously been recognized. Under US GAAP, a curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the actual defined benefits for some or all of their future services. A curtailment loss is recognized when it is probable that a curtailment will occur and the effects are reasonably estimable. A curtailment gain is recognized when the relevant employees are terminated or the plan suspension or amendment is adopted, which could occur after the entity is demonstrably committed and a curtailment is announced. Finally, curtailment gains or losses are recognized similarly to IFRS. However, some detailed differences may arise in respect of the amounts of unamortized actuarial gains and losses and past service cost that are included in the curtailment gain or loss.

8.     Share-based payment

        A difference between IFRS and US GAAP arose on the adoption of IFRS 2, Share-based payment, and FAS No. 123(R), Share-based payment. IFRS 2 was adopted retrospectively, whereas FAS No. 123(R) was adopted prospectively. The difference between IFRS and US GAAP therefore relates to the effect of initially recognizing the liability at its fair value under US GAAP, net of applicable taxes, as the cumulative effect of a change in accounting principle.

9.     Restructuring charges

        Under IFRS, restructuring liabilities are recognized on the date on which a constructive obligation relating to the plan arises. Under US GAAP, liabilities for the costs of restructuring are recognized and measured at fair value only when such liabilities are incurred. Consequently, the restructuring liabilities were recognized earlier under IFRS than under US GAAP.

Reconciliation of IFRS profit after tax attributable to shareholders of the Group to US GAAP profit after tax attributable to shareholders of the Group

			Coca-Cola Hellenic Bottling Company S.A.
			2007	2006
			(euro in millions)
Profit after tax attributable to shareholders of the Group for the year as reported under IFRS			472.3	333.7
Adjustments for:
1.	Intangible assets
	a)	Acquisition price—deferred tax rate change	51.4	4.1
2.	Joint ventures
	a)	Reversal of proportional consolidation	(25.5)	(30.8)
	b)	Accounting under the equity method	25.5	30.8
3.	Deferred tax
	a)	Application of FIN 48	(13.4)	—
	b)	Net operating losses	0.2	(3.8)
	c)	Statutory reserves	(3.2)	(0.3)
	d)	Undistributed earnings	0.2	1.2
	f)	Tax-free reserves	—	0.8
4.	Internally developed intangible assets		(5.0)	(2.5)
5.	Land, buildings and production equipment of entities under common control		2.2	—
7.	Employee benefits		(2.9)	(0.5)
8.	Share-based payment		—	(0.8)
9.	Restructuring charges		(5.1)	(19.0)
10.	Other		(1.2)	0.5

Profit after tax attributable to shareholders of the Group for the year as reported under US GAAP			495.5	313.4

Reconciliation of shareholders' equity from IFRS to US GAAP

			Coca-Cola Hellenic Bottling Company S.A.
			2007	2006
			(euro in millions)
Shareholders' equity as reported under IFRS			2,956.8	2,630.3
Adjustments for:
1.	Intangible assets
	a)	Acquisition price (net of deferred tax of €505.5 million for 2007 and €557.5 million for 2006)	2,267.4	2,215.2
	b)	Acquisition of common control entities	(466.8)	(466.7)
	c)	Reversal of goodwill recorded under IFRS	(1,024.9)	(1,028.9)
	d)	Amortization expense	(2.5)	(2.5)
	e)	Impairment charge (net of deferred tax of €25.0 million for 2007 and 2006)	(94.0)	(94.0)
	f)	Insurance proceeds	(18.5)	(17.8)
3.	Deferred tax
	a)	Application of FIN 48	(11.7)	—
	b)	Net operating losses	(36.8)	(36.6)
	c)	Statutory reserves	(9.8)	(7.2)
	d)	Undistributed earnings	(8.2)	(8.3)
	e)	Foreign currency translation reserves	10.6	9.1
4.	Internally developed intangible assets		(7.4)	(2.5)
5.	Land, buildings and production equipment of entities under common control		4.8	2.6
6.	Minority interests		(4.5)	(4.7)
7.	Employee benefits		(13.1)	(36.3)
9.	Restructuring charges		4.2	9.3
10.	Other		(4.9)	(4.3)

Shareholders' equity as reported under US GAAP			3,540.7	3,156.7