Form 20-F
period 2009-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2010-06-04
CIK 1190713

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
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

  Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2009, the close of the period covered by the annual report: 365,539,075 ordinary shares of nominal value €0.50 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

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

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐                No ☒

*
This requirement does not apply to the registrant until its fiscal year ending December 31, 2011.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3, "Key Information—Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2010 and future years, business strategy and the effects of the global economic slowdown, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, "Key Information—Risk Factors" included elsewhere in this annual report.

        Although we believe that, as of the date of this annual report, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward- looking statements. After the date of this annual report, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements are also in compliance with IFRS as adopted by the European Union, or EU. This annual report includes our audited consolidated balance sheets as at December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.

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

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the Bloomberg Foreign Exchange Fixings Rate, or BFIX, at noon and the noon buying rates in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York, or the FRB Noon Buying Rates. No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.2575, being the BFIX exchange rate between the euro and the US dollar at noon on May 21, 2010.

        Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in our industry.

        Unless otherwise indicated, any statements included in this annual report regarding our competitive position are based on information obtained from Canadean Ltd Research Reports, or Canadean. In particular, see Item 4, "Information on the Company—Business Overview—Our operations".

        Unless the context requires otherwise, references to "we", "us", "our" or "the group" refer to the Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, references to the "parent" refer to Coca-Cola Hellenic Bottling Company S.A., and references to "owners of the parent" refer to its shareholders.

        Information on or accessible through our corporate website, www.coca-colahellenic.com, does not form part of and is not incorporated into this document.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

        Not applicable.

B.    Advisors

        Not applicable.

C.    Auditors

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, adjusted EBITDA and reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA) set forth below for the five year period ended December 31, 2009 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. Our consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, are included elsewhere in this annual report and the historical information for the years ended December 31, 2006 and 2005 is derived from the audited financial statements which are not included in this document.

        We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that adjusted EBITDA is useful to investors as a measure of our operating performance because it reflects the underlying operating cash costs by eliminating the non-cash items listed above. In addition, we believe that although EBITDA is a measure commonly used by analysts and investors in our industry, our current shareholders and potential investors in our company use multiples of our adjusted EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summarized financial information together with Item 5, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	December 31, 2009(1)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$8,228.6	€6,543.6	€6,980.7	€6,461.9	€5,616.3	€4,780.3
Cost of goods sold	(4,911.2)	(3,905.5)	(4,169.6)	(3,807.3)	(3,363.2)	(2,818.8)
Gross profit	3,317.4	2,638.1	2,811.1	2,654.6	2,253.1	1,961.5
Total operating expenses	(2,514.1)	(1,999.3)	(2,356.5)	(1,952.0)	(1,746.0)	(1,500.6)
Operating profit	803.3	638.8	454.6	702.6	507.1	460.9
Profit after tax attributable to owners of the parent	502.0	399.2	227.6	472.3	333.7	308.1
Cash flow data:
Net cash provided by operating activities	1,254.0	997.2	877.3	859.8	773.1	619.2
Net cash used in investing activities	(431.2)	(342.9)	(760.5)	(709.6)	(538.7)	(576.1)
Net cash (used in) provided by financing activities	(1,437.7)	(1,143.3)	422.8	(256.2)	(111.0)	98.8
Balance sheet data:
Intangible assets	$2,356.7	€1,874.1	€1,918.0	€1,913.0	€1,865.7	€1,846.8
Share capital	229.9	182.8	182.7	181.9	121.0	120.3
Total assets	8,547.0	6,796.8	7,521.8	6,634.3	6,083.3	5,584.9
Net assets	3,264.3	2,595.9	2,930.8	3,052.3	2,724.1	2,447.9
Long-term borrowings, less current portion	2,642.9	2,101.7	2,284.9	1,585.5	1,600.8	1,571.4
Share and per share data:
Average ordinary shares outstanding(2)(3)	364,868,713	364,868,713	364,848,049	363,135,006	361,100,202	357,490,133
Shares repurchased(3)	1,111,781	1,111,781	—	—	—	—
Profit after tax attributable to owners of the parent per ordinary share: basic(2)(3)	$1.37	€1.09	€0.62	€1.30	€0.92	€0.86
Profit after tax attributable to owners of the parent per ordinary share: diluted(2)(3)	1.37	1.09	0.62	1.30	0.92	0.86
Cash dividends proposed per ordinary share(4)	0.38	0.30	0.28	0.25	0.21	0.20
Capital return per ordinary share(5)	1.89	1.50	—	—	—	—
Other operating data:
Unit cases volume	2,069.3	2,069.3	2,115.5	2,018.8	1,788.0	1,578.1
Adjusted EBITDA	$1,281.9	€1,019.3	€1,039.0	€1,066.6	€874.9	€807.8
Ratio of earnings to fixed charges(6)	5.8	5.8	3.1	5.7	4.9	6.6
Reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA:
Profit after tax attributable to owners of the parent	$502.0	€399.2	€227.6	€472.3	€333.7	€308.1
Non-controlling interests	28.2	22.4	12.3	14.5	7.5	12.3
Tax	179.2	142.5	106.4	128.4	89.9	86.6
Share of results of equity method investments	2.4	1.9	(0.1)	1.6	(0.4)	(0.9)
Finance income	(11.8)	(9.4)	(16.9)	(11.7)	(11.0)	(3.7)
Finance costs	103.4	82.2	125.3	97.5	87.4	58.5

Operating profit	$803.4	€638.8	€454.6	€702.6	€507.1	€460.9
Plus:
Depreciation of property, plant and equipment	453.6	360.7	365.4	354.0	329.1	315.3
Impairment of property, plant and equipment	—	—	—	—	24.5	0.9
Amortization of and adjustments to intangible assets	8.7	6.9	4.9	4.2	10.2	27.1
Impairment of intangible assets	—	—	189.0	—	—	—
Stock option compensation	8.0	6.4	9.3	5.8	4.0	3.6
Other non-cash items	8.2	6.5	15.8	—	—	—

Adjusted EBITDA	$1,281.9	€1,019.3	€1,039.0	€1,066.6	€874.9	€807.8

(1)
Convenience translation figures are translated at the May 21, 2010 BFIX at noon for euro of €1.00 = $1.2575. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
As adjusted for the bonus share issuance. Our shareholders approved on October 15, 2007 a share capital increase of €60.6 million through the partial capitalization of share premium and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed the required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened for trading on an adjusted basis on November 14, 2007. The new shares were credited to the Dematerialized Securities System or SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

(3)
As adjusted for the shares repurchased. On April 30, 2009, we resolved to buy back a maximum of 5% of our paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that time, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such approved share buy-back programs. We may therefore, at our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The purchase of shares pursuant to the share buy-back program is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at December 31, 2009, 1,111,781 shares had been purchased pursuant to the share buy-back program for a total consideration of €16.6 million, bringing the shares in circulation to 364,427,294.

(4)
The proposed dividends for the years ended December 31, 2005 to December 31, 2009 were declared and paid in the subsequent year.

(5)
On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and a new €300 million 7-year bond issue. We issued this bond in November 2009, though our wholly owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of €300 million due in 2016.

(6)
See Exhibit 7.1, Statement re Computations Ratios—"Ratio of Earnings to Fixed Charges".

Exchange rate information

        The table below shows the low, high, average and period-end FBR Noon Buying Rates for the years 2005 to 2009. The average is computed using the FBR Noon Buying Rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average	End of period
2005	1.17	1.35	1.24	1.18
2006	1.19	1.33	1.26	1.32
2007	1.29	1.49	1.37	1.46
2008	1.24	1.60	1.47	1.39
2009	1.25	1.51	1.39	1.43

        The table below shows the low, high, average and period-end exchange rates for euro for each month during the six months prior to the date of this annual report, using BFIX at noon for May 2010 and the FRB Noon Buying Rate for all other periods. The BFIX exchange rate between the euro and the US dollar at noon on May 21, 2010 was €1.00 = $1.2575.

Month	Low	High	Average	End of Period
November 2009	1.47	1.51	1.49	1.50
December 2009	1.42	1.51	1.46	1.43
January 2010	1.39	1.45	1.43	1.39
February 2010	1.35	1.40	1.37	1.37
March 2010	1.33	1.38	1.36	1.35
April 2010	1.31	1.37	1.34	1.33
May 2010 (through May 21, 2010)	1.23	1.32	1.26	1.26

Dividends and dividend policy

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

        We are required by Greek law to convene our annual general meeting within six months after the end of our fiscal year for our shareholders to approve our financial statements and any distribution of a dividend for the previous fiscal year. We are required to commence payment of any dividend approved for distribution to our shareholders within seven working days of the recorded date for the payment of dividends, as determined and published by our company. You should read Item 10, "Additional Information—Memorandum and Articles of Association—Dividends" for additional information on the requirements of Greek law and our articles of association for the allocation of dividends.

        As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate also for our dividend policy to evolve for the benefit of our shareholders. Consequently, we proposed a dividend for 2009 of €0.30 per share, compared to a dividend of €0.28 per share declared in respect of 2008, representing an increase of 7%. The proposed dividend will be submitted for formal approval at the annual general meeting scheduled to be held on June 21, 2010.

        The following table shows the amounts paid or payable to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Per ordinary share(1)		Total(2)
Year	€	$(3)	€	$(3)	€	$(3)
					(in millions)
2005	0.30	0.41	0.20	0.28	72.2	99.5
2006	0.32	0.44	0.21	0.29	77.5	106.8
2007	0.25	0.34	0.25	0.34	91.3	125.8
2008	0.28	0.39	0.28	0.39	102.3	141.0
2009	0.30	0.38	0.30	0.38	109.7	139.5

(1)
The dividend per ordinary share for 2005-2006 as adjusted for the one-for-two bonus share issuance on November 13, 2007. Although the total amount of dividends distributed does not change, the dividend per ordinary share does. The number of shares outstanding should be multiplied by 1.5 to reflect the one-for-two bonus share issuance. Hence, the dividend per share should be divided by 1.5.

(2)
Based on the number of ordinary shares in issue as of the dividend record date.

(3)
The US dollar amounts are based on the BFIX at noon for euro on May 21, 2010, which was €1.00 = $1.2575.

        In November 2007, we made a share capital increase of €60.6 million through the partial capitalization of share premium and the issuance of 121,033,958 new ordinary bearer shares in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each.

        In October 2009, we increased our share capital by €548.1 million through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same time, we decreased our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following the completion of the above, our share capital amounted to €182.7 million, divided into 365,407,848 shares of a nominal value of €0.50 each.

        For additional information on the share capital changes, see "Selected Financial Data" above, as well as Item 5, "Operating and Financial Review and Prospects—Major recent transactions".

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

        Our bottlers' agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 95% of our total sales volume in 2009. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottlers' agreements with The Coca-Cola Company covering each of our territories. The bottlers' agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the EU as well as Norway, Iceland and Liechtenstein.

        We enter into bottlers' agreements with The Coca-Cola Company for each of our territories. Each of our bottlers' agreements has a fixed initial term. These agreements, the terms of which were extended with effect as of January 1, 2004 and most of which expire in December 2013, may be renewed, at The Coca-Cola Company's discretion, until 2023. Accordingly, our business is dependent on The Coca-Cola Company's willingness to renew our bottlers' agreements when they expire. In addition, The Coca-Cola Company has the right to terminate our bottlers' agreements upon the occurrence of certain events. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for a description of the circumstances under which The Coca-Cola Company may terminate its bottlers' agreements with us. If The Coca-Cola Company exercises its right to terminate the bottlers' agreements upon the occurrence of certain events, or, if upon expiration of their initial term, The Coca-Cola Company is unwilling to renew these agreements, our net sales revenue will decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers' agreements on terms at least as favorable to us as the current terms, our business could also be adversely affected.

The Coca-Cola Company could exercise its rights under the bottlers' agreements in a manner that would make it difficult for us to achieve our financial goals.

        Our bottlers' agreements govern our purchases of concentrate, which represents our most significant raw materials cost. The Coca-Cola Company determines the price we pay for concentrate at its discretion. The Coca-Cola Company normally sets concentrate prices after discussions with us so as to reflect trading conditions in the relevant country. The Coca-Cola Company has other important rights under the bottlers' agreements, including the right, to the extent permitted by local law, to set the maximum price we may charge to our customers and the right to approve our suppliers of certain packaging and other raw materials. The combination of The Coca-Cola Company's right to set our concentrate prices and its right to limit our selling prices could give The Coca-Cola Company considerable influence over our profit margins, business, results of operations and financial condition.

        There can be no assurance that The Coca-Cola Company's objectives with the exercise of its rights under the bottlers' agreements will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottlers' agreements to determine concentrate prices, to set maximum prices we may charge to customers and to approve certain of our suppliers, in a manner that would make it difficult for us to achieve our financial goals.

Kar-Tess Holding S.A. and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding S.A. currently owns approximately 29% and The Coca-Cola Company currently indirectly owns approximately 23% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, the Kar-Tess Group, of which Kar-Tess Holding S.A. is the sole remaining member, and The Coca-Cola Company Entities entered into a shareholders' agreement that governs certain aspects of their relationship. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Under their shareholders' agreement, Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed that, based on a twelve-member board of directors, The Coca-Cola Company would be represented by two directors and Kar-Tess Holding S.A. would be represented by four directors. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Kar-Tess Holding S.A. and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, the parties may jointly agree to terminate the shareholders' agreement at any time, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties on three months written notice.

        These arrangements give Kar-Tess Holding S.A. and The Coca-Cola Company substantial influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The shareholders' agreement between Kar-Tess Holding S.A. and The Coca-Cola Company Entities" for a description of the shareholders' agreement and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for additional information on the matters requiring extraordinary quorum and supermajority approval (consisting of at least 67% of paid-in share capital).

        The interests of Kar-Tess Holding S.A. and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, Kar-Tess Holding S.A. and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and Kar-Tess Holding S.A. or which would otherwise benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on our relationship with Kar-Tess Holding S.A. and The Coca-Cola Company and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

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

        Brand recognition is critical in attracting consumers to our products. In each country in which we operate, The Coca-Cola Company owns the trademarks of all of its products which we produce, distribute and sell. We rely on The Coca-Cola Company to protect its trademarks in the countries where we operate, which include some countries that offer less comprehensive intellectual property protection than the United States and the EU. The trademarked beverages of The Coca-Cola Company represented approximately 95% of our total sales volume in 2009. If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and lead to a significant decrease in the volume of our sales of trademarked beverages of The Coca-Cola Company, which would materially and adversely affect our results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects our business.

        Beverage Partners Worldwide is a joint venture between The Coca-Cola Company and Nestlé S.A. Recent efforts to expand our presence in the combined still and water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of our Nestea ready-to-drink tea products comprised approximately 5% of our total sales volume in 2009. We depend on The Coca-Cola Company to protect our interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects our business, then our net sales revenue may decline dramatically. There can be no assurance that we would be able to replace any Beverage Partners Worldwide products that are removed from our product portfolio as a result of such dissolution or alteration.

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

        If any of these trends impedes profitable growth in consumption of our core sparkling beverages brands, our business and prospects would be severely impacted.

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

Risks relating to emerging and developing countries

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

We are exposed to emerging and developing countries' risks.

        A substantial proportion of our operations, representing approximately 55% of 2009 net sales revenue, is carried out in emerging and developing countries. Operations in these markets are subject to the customary risks of operating in emerging and developing countries, which include potential political and economic uncertainty, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations and changes in government policy. Such factors could affect our results by causing interruptions to operations or by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. Financial risks of operating in emerging and developing countries also include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and country default resulting from significant deficits as well as other factors. These circumstances could adversely impact our business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of our emerging and developing countries materially impacted our results over the past years. Due to our specific exposure, these factors could affect us more than our competitors with less exposure to emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors.

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

        You should read Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for additional information.

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

Risks relating to prevailing economic conditions

The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which we operate could have a material adverse effect on our business.

        Greece, which accounted for approximately 8% of our unit sales volume and approximately 19% of our consolidated operating profit in 2009, is currently facing a severe economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to a downgrade on April 27, 2010 by Standard & Poor's Ratings Services of Greece's long- and short-term sovereign credit ratings to 'BB+' and 'B', respectively, with negative outlook. Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. A further tightening of the government's multiyear fiscal consolidation program is likely under the new European Monetary Union / International Monetary Fund agreement, which will further depress Greece's medium-term economic growth prospects.

        These measures are likely to reduce disposable income and discretionary spending by our Greek customers, and could adversely affect the tourism industry, which could result in a reduced demand for our products. Further, the government's fiscal measures have resulted and may continue to result in increased taxation on our business, which would reduce our profits. Finally, the Greek debt crisis has created a downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which will depress our profit margins if we are unable to recover these additional operating costs from our customers through market-based activities. Any one or a combination of these factors may have a material effect on our results of operations and final condition.

        Other countries in which we operate face similar economic conditions. For example, Italy accounted for approximately 16% of our unit sales volume in 2009. In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. Such measures are likely to negatively impact GDP and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of our local operations and on a consolidated basis.

The global financial and credit crisis could lead to reduced demand for our products.

        The current economic situation has led and could continue to lead to reduced demand for our products, or an increase in price discount activity, or both, which would have a negative impact on our financial position, results of operations and cash flows. Governments have been facing greater pressure on public finances, leading to risk of increased taxation. These factors may also lead to intensified competition for market share and available margin as well as reduced tourist activity, with consequential potential adverse effects on volumes. The financial and economic situation may have a negative impact on our customers and other parties with whom we do, or may do, business.

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

        The credit crisis and related turmoil in the global financial systems may have a material impact on our liquidity and financial condition, and we may ultimately face major challenges if conditions in the financial markets do not improve. If the capital and credit markets experience volatility and the availability of funds becomes limited, then we may incur increased interest rates and other costs associated with debt financings and our ability to access the capital markets or borrow money may become restricted at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions, as well as on our ability to fund our operations and capital expenditures in the future, on our growth rate and shareholder returns. Decreases in the funded levels of our pension plans may also increase pension funding requirements. In this context, changes in our credit rating could have a material adverse effect on our interest costs and financing sources. Our credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities. While the ultimate outcome and impact of the current financial crisis cannot be predicted, it may have a material adverse effect on our future liquidity.

Risks relating to our business

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

Climate change may negatively affect our business.

        There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions as a result of changing weather patterns may limit availability or increase the cost of key agricultural commodities, such as sugarcane, corn, beets, citrus, coffee and tea, which are important ingredients for our products. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions, which could limit water availability for our operations. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Miscalculation of infrastructure investment needs could impact our financial results.

        Our projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialize. We have, in the past, invested substantially in production capacity and sales and distribution infrastructure, particularly in our key emerging countries. Such infrastructure investments are generally long-term in nature and it is possible that investments may not generate expected returns due to changes in the marketplace. Significant changes from our expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect our financial results.

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

        Although the risk of such disruptions is particularly acute in our emerging countries, where distribution infrastructure is relatively undeveloped, our developed and established country operations are also subject to such risks. In Greece, for example, which is one of our key markets, a 12-day general transportation strike in May 2008 limited our ability to fulfill customer orders for several weeks ahead of our high selling season, particularly in our higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

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

        We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets of certain raw materials or commodities have experienced and will continue to experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged.

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

        A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a significant adverse effect on our results of operations. You should read Item 4, "Information on the Company—Business Overview—Raw materials" and Item 5, "Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs" for additional information on our procurement of packaging and raw materials and the cost of raw materials.

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

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, we purchase raw materials which are priced predominantly in euro and US dollars, while we currently sell our products in countries other than Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia, in local currencies. Although we do use financial instruments to attempt to reduce our net exposure to currency fluctuations, there can be no assurance that we will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long term. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. The global financial and credit crisis, and related turmoil in financial systems, has resulted in significant devaluations of functional currencies, other than the euro, in countries in which we operate and, in certain cases, has dramatically increased the cost of hedging. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These countries represented approximately 37% of our net sales revenue in 2009. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to repatriate profits that we earn out of these countries.

Our operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause us to incur liabilities or additional costs or limit our business activities.

        Our production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labor, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of our products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. You should read Item 4, "Information on the Company—Business Overview—Regulation" for additional information on the regulations to which we are subject.

        Some environmental laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the countries in which we operate have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or otherwise adversely impact our business and prospects. For additional information, see Item 4, "Information on the Company—Business Overview—Environmental matters".

        In addition, we are subject to a broad range of environmental, health and safety laws and regulations in each of the countries in which we operate. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If we fail to comply with applicable environmental standards, we may face liabilities. In the event of gradual pollution, potential liabilities could be greater for which insurance policies are not readily available in the insurance market. However, we do hold insurance coverage restricted to third party bodily injury and/or property damage in respect of sudden, identifiable, unintended and unexpected incidents.

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

        The principal trading market for our ordinary shares is the Athens Exchange. The Athens Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2009, the average daily trading volume on the Athens Exchange was approximately €205 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €5.3 million. By comparison, in 2008, the average daily trading volume on the Athens Exchange was approximately €320.0 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €12.5 million.

        In addition, stock markets in general, including the Athens Exchange, can be highly volatile. You may not be able to trade large amounts of our ordinary shares or ADSs during or following periods of volatility. You should read Item 9, "The Offer and Listing—Offer and Listing Details" for additional information on the Athens Exchange.

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

        For additional information on these and other aspects of Greek corporate law and our articles of association, you should read Item 9, "The Offer and Listing—Markets—Market regulation," Item 10, "Additional Information—Share Capital" and Item 10, "Additional Information—Memorandum and Articles of Association". As a result of these differences between Greek corporate law and our articles of association, and US federal and state laws, in certain instances you could receive less protection as a shareholder of our company than you would as a shareholder of a US company.

ADS holders may not be able to exercise voting rights or receive distributions as readily as holders of ordinary shares.

        Holders of ADSs who would like to vote their underlying shares at our general meetings must instruct Citibank N.A. as Depositary on how to vote these underlying shares. Neither we nor Citibank N.A. as Depositary can guarantee that you will receive the notice for the general meeting or any voting materials provided by Citibank N.A. in time to ensure that you instruct Citibank N.A. to vote the ordinary shares underlying your ADSs. In addition, Citibank N.A. and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that your vote may not be carried out in the manner intended and, in such instance, there is no recourse. In addition, you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impracticable for Citibank N.A. to make them available to you.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding S.A. acquired a 99.9% interest in Hellenic Bottling Company S.A. The shares of Hellenic Bottling Company S.A. were listed on the Athens Exchange in July 1991 and it became the largest non-financial company listed on the Athens Exchange. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

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

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which includes the assumption of debt of €38.9 million.

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

B.    Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of approximately 560 million people (including our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia). In 2009, we sold approximately 2.1 billion unit cases, generating net sales revenue of €6.5 billion.

        Our products include sparkling, still and water beverages. The combined still and water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2009, sparkling beverages category accounted for 66% and the combined still and water beverages category accounted for 34% of our sales volume, as compared, respectively, to 65% and 35% in 2008 and 66% and 34% in 2007. We offer our products in a range of flavors and package combinations which vary from country to country.

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

        Under our bottlers' agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 95% of our total sales volume in 2009, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 37% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite, Coca-Cola light (which we sell in some of our countries under the Diet Coke trademark) and Coca-Cola Zero. Our core brands together accounted for approximately 60% of our total sales volume in 2009. We also produce, sell and distribute a broad family of brands of other sparkling, still and water beverages which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

        We group our countries into three reporting segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three reporting segments are as follows:

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

Substantial scale benefits

        We are the third largest independent bottler of products of The Coca-Cola Company in the world in terms of volume and the second largest in terms of net sales revenue. We operate in 28 countries with a total population of approximately 560 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

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

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of sparkling, still and water beverages consumption. In 2009, for example, the Russian Federation and Nigeria, which together account for more than half of the total population of our countries, had an annual sparkling beverages consumption of approximately 137 and 39 servings per capita, respectively, compared to over 300 servings per capita in Western Europe. Additionally, as the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks toward branded sparkling, still and water beverages, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for sparkling beverages consumption since there are larger numbers of young people who generally consume more sparkling beverages.

Modern business infrastructure

        Since 2001, we have invested approximately €3.8 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

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

  •
  to create superior sustainable returns.

Building capabilities

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 44,200 employees. We will continue to build employee excellence by recruiting the best people and providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of our financial objectives and the creation of shareholder value.

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

        As part of the same strategic objective of broadening our product range, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA (March 2008) for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories. Finally, in December 2008, we acquired Socib S.p.A., the second largest Coca-Cola franchise bottler in Italy, thereby expanding our territory to the whole of Italy, except Sicily.

        In addition, as part of our strategy of broadening out product range, by leveraging our distribution capabilities, we have entered into several distribution agreements, including an agreement with the Campbell Soup Company for the distribution of Campbell soup and broth products in the Russian Federation. You should read Item 4, "Information on the Company—Business Overview—Our products" for additional information on third party products distributed by us.

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

        In 2009, sparkling beverages of The Coca-Cola Company accounted for 66% of our sales volume, still and water beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde and Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 29%, and other beverages, principally our Amita juices and Avra waters, accounted for approximately 5%. The following table sets forth our top five brands in 2009 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2009 as a percentage of total sales volume
Coca-Cola	37
Fanta	11
Sprite	6
Bonaqua/Bonaqa	6
Nestea (incl. Nestea Vitao)	5

65

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

Products licensed from The Coca-Cola Company (sparkling)	Products licensed from The Coca-Cola Company (still and water)	Products licensed from third parties(1)	Our own products	Third party products distributed by us
Coca-Cola/Coke	Acquarius	Almdudler	Amita	Amstel(9)
Coca-Cola light/Coke	Bankia	Dr. Pepper(3)	Avra	Appletiser
light/Diet Coke	Bistra	illy(4)	Deep River Rock	Bacardi(10)
Coca-Cola Zero/Coke	Bonaqa/Bonaqua/	Nestea(5)	Fruice	Bacardi Breezer(10)
Zero	Bon-Acqua	Nestea Vitao(5)	Frulite	Ballygowan
Cherry Coca-Cola/	BPM	Pomodor Apple	Lanitis Milk	Bombay Sapphire(10)
Cherry Coke	botaniQ(1)	Rivella	Lyttos	Campbell Soup(11)
Coca-Cola light with	Cappy	Schlascher	Next(8)	Canada Dry
lemon/Diet Coke	Diva	Schweppes(1)	Su-Voce(8)	Chambord(12)
with lemon	Dobry/Dobriy	Sens	Tanora	De Kuyper(10)
Vanilla Coke	Dobriy Mors	Tuborg Soda(6)	Zelita	el Jimador(12)
Fanta	Dorna	Tuborg Tonic Water(6)		Evian
Fanta free	Eva	Valvert(7)		Famous Grouse(13)
Fanta light	Enviga			Feldschlösschen(14)
Fanta Zero	Felicia(2)			Finlandia(12)
Sprite	Five Alive			Heineken(9)(14)
Sprite light	Frutopia			Highland Park(13)
Sprite Zero	Jurassic Well			Jack Daniel's(12)
Ali	Kropla Beskidu			Kaiser(9)
Bajoru Gira	Kropla Minera?ów			Kastelia
Beverly	Lanitis Juice			Martini(10)
Burn	Lilia(2)			Master(9)
Frisco	Lilia Frizzante(2)			MB Pils(9)
Fruktime	Limelite			Monster(15)
Kinley	Markusquelle			Moo Milk
Krest	Matúsov Pramen			Pago
Krushka & Bochka Kvass	Mickey Mouse			Red Bull
Lift	Minute Maid			Rivella(14)
Lilt	Multivita			Schlossgold(9)
Limca	NaturAqua			Sió
Linnuse	Nico			Southern Comfort(12)
Mezzo Mix	Oasis			The Macallan(13)
Nalu	Olimpija			Tuaca(12)
Pilskalna	PowerAde			Vittel
Ultra	Real			Woodford Reserve(12)
Viva	Rich
Römerquelle
Rosa
Solaria(2)
Sveva(2)
Toka(2)
Valser
Vivien(2)
Yasli-Sad

(1)
We acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on September 4, 2007. The trademark was sold on February 29, 2008 to the Multon Z.A.O. group, a joint venture operated by The Coca-Cola Company and ourselves.

(2)
These brands are originally owned by Fonti del Vulture S.r.l., a water company in Italy, which we purchased jointly with The Coca-Cola Company in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to The Coca-Cola Company.

(3)
We produce, sell and distribute Dr. Pepper and Schweppes under a license from Schweppes Holdings Limited.

(4)
In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffè SpA for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across our territories.

(5)
We produce, sell and distribute Nestea and Nestea Vitao under a license from Beverage Partners Worldwide.

(6)
We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(7)
We sell and distribute Valvert under a license from Nestlé S.A.

(8)
These brands are owned by Fresh & Co, a juice company in Serbia which we purchased jointly with The Coca-Cola Company in March 2006.

(9)
We distribute Heineken products in the south-west region of the Republic of Ireland, Bulgaria and the Former Yugoslav Republic of Macedonia and Amstel products in Cyprus. In March 2008, we entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia.

(10)
We distribute Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)
We distribute Campbell Soup Company products in the Russian Federation pursuant to distribution agreements entered into in May 2009.

(12)
We distribute Brown-Forman products in Hungary, Ukraine, Serbia and Croatia pursuant to distribution agreements entered into in January 2006, April 2008 and August 2009 respectively.

(13)
We distribute the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010.

(14)
We distribute Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

(15)
We distribute Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010.

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

        The following table illustrates key measures of consumption and certain key economic indicators for the countries within each segment for 2009.

	Our sparkling beverages servings per capita in 2009(1)	Total sparkling beverages servings per capita in 2009(1)(2)	Our sparkling beverages category share in 2009 (%)(2)	Our sparkling beverages category share in 2008 (%)(2)(3)	Our total (sparkling, still and water) volume (million unit cases) in 2009(4)(5)	Country (or, if different, territory) population (million) in 2009(6)	GDP per capita ($) in 2009(7)
Established:
Italy (excl. Sicily)	103.0	211.9	48.6	51.9	330.3	55.0	35,435
Greece	183.2	244.0	75.1	76.2	161.4	11.2	29,635
Switzerland	177.5	354.6	50.1	54.2	80.1	7.3	67,560
Austria	175.0	444.8	39.4	43.4	77.2	8.3	45,989
The Republic of Ireland and Northern Ireland	231.2	420.1	55.0	58.6	71.5	6.2	46,777
Cyprus	205.9	351.3	58.6	57.7	17.3	0.8	29,620

Established countries(8)	127.0	247.9	51.2	55.1	737.8	88.8	36,530
Developing:
Poland	73.5	256.4	28.7	31.4	167.7	38.1	11,288
Hungary	129.2	252.1	51.2	49.7	87.3	10.0	12,927
Czech Republic	85.2	511.0	16.7	17.4	54.3	10.4	18,557
Croatia	122.2	195.0	62.7	60.5	28.4	4.4	14,243
Slovakia	60.3	363.4	16.6	16.0	22.5	5.4	16,282
Lithuania	44.8	143.5	31.2	32.1	8.4	3.3	11,172
Latvia	56.8	147.3	38.6	39.3	7.0	2.3	11,607
Slovenia	65.0	177.3	36.7	34.6	6.7	2.0	24,417
Estonia	76.9	169.4	45.4	44.0	6.0	1.3	14,267

Developing countries(8)	82.3	282.5	29.1	30.4	388.3	77.4	13,397
Emerging:
Russian Federation	29.9	137.3	21.7	21.0	299.7	141.4	8,694
Nigeria	22.3	39.4	56.6	58.3	175.8	151.9	1,142
Romania	119.4	243.2	49.1	51.3	174.1	21.4	7,542
Ukraine	27.6	125.6	22.0	21.6	93.7	45.6	2,542
Serbia and Montenegro	181.9	282.4	64.4	58.6	74.6	7.4	5,809
Bulgaria	135.9	438.0	31.0	30.5	64.1	7.6	6,223
Belarus	32.8	137.6	23.8	24.1	19.6	9.6	5,166
Bosnia and Herzegovina	89.8	159.6	56.3	51.5	17.1	4.0	4,279
Former Yugoslav Republic of Macedonia	89.6	248.2	36.1	35.0	8.8	2.1	4,482
Armenia	37.2	66.5	55.9	55.5	5.8	3.3	2,668
Moldova	17.2	113.4	15.2	19.4	4.4	3.6	1,514

Emerging countries(8)	37.3	112.7	33.1	32.3	937.7	397.7	4,677

All countries (excl. exports)(8)	58.3	158.3	36.9	36.9	2,063.8	563.8	11,167

Plus: Exports					5.5

All countries (reported)					2,069.3

Sources

        Information on total sparkling beverages servings per capita and our sparkling beverages category volume share has been obtained from Canadean, except for Cyprus, Moldova, Nigeria and Armenia, for which such information cannot be obtained from Canadean. Canadean data is not available for Serbia and Montenegro separately. In addition, the following adjustments have been made to category share numbers:

  •
  Our sparkling beverages category share in Greece includes both our 71.0% share relating to products of The Coca-Cola Company and our 4.1% share relating to Tuborg Soda and Tonic Water and Zelita, as derived from Canadean.

  •
  Our Canadean sparkling beverages category share in Austria includes both the category share relating to products of The Coca-Cola Company and to the Almdudler brand.

        Information on country or territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, October 2009, except for the population of our Italian territory and Northern Ireland. Prior to our acquisition of Socib S.p.A. in December 2008, the bottlers' agreement that we had been granted by The Coca-Cola Company in respect of Italy covered only the northern and central regions of the country. As a result of the acquisition of Socib S.p.A. in December 2008, we expanded our territory in Italy to the southern Italian mainland and Sardinia. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency.

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

(2)
Information on sparkling beverages category share in relation to Italy can only be obtained from independent sources with respect to the entire country. As the area in which we distribute sparkling beverages in Italy was limited to the northern and central regions until December 2008, our estimate of total sparkling beverages servings per capita in our Italian territory prior to acquisition of Socib S.p.A. is based on our sparkling beverages servings per capita and externally available sparkling beverages category share information. For 2009, we distribute sparkling beverages in all Italy, apart from the island of Sicily, which accounts for 8% of the total Italian population. Given the lack of significant independent sources data for the island of Sicily alone, we estimate our sparkling beverages category share market based on population.

(3)
Our sparkling beverages category share for 2008 has been restated to reflect the changes in Canadean's methodology and has been presented here for comparison purposes.

(4)
One unit case corresponds to 24 servings of eight US fluid ounces.

(5)
The total volume for Italy represents the volume in respect of both distribution of products of The Coca-Cola Company in our franchise territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(6)
The population figure provided for Italy represents our internal estimate of the population of the country excluding the island of Sicily.

(7)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(8)
Population-weighted average for all territories in the category, apart from total volume and country population.

        We believe that the preceding table illustrates the potential to increase consumption of our beverages, particularly in our emerging countries, which still exhibit relatively low levels of sparkling beverages consumption per capita, as compared to our established and developing countries. For example, the population-weighted average servings of sparkling beverages consumed per capita in our emerging countries was 112.7 in 2009. By contrast, the 2009 population-weighted average servings of sparkling beverages consumed per capita was 247.9 in our established countries and 282.5 in our developing countries.

Established countries

Introduction

        Our established countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries generally enjoy a relatively high degree of political and economic stability and have broadly similar economic characteristics. In particular, they typically exhibit high levels of disposable income per capita, which enhances the affordability of our products, especially our more profitable single-serve packages designed for immediate consumption.

        Established countries are characterized by high consumer sophistication, high net sales revenue per unit case, moderate rates of consumption growth for sparkling beverages and a trend toward faster growth in consumption of products in our combined still and water beverages category, particularly juices. We believe that the growth in consumption of products in our still and water beverages category, which some consumers perceive as being associated with physical well-being, health and fitness, is strongly influenced by current demographic trends.

        The most important trend generally affecting the future consumption channel in our established countries is an increasing concentration of the retail sector. At the same time, we see many opportunities in these countries for further growth in the more profitable immediate consumption channel, specialized consumption venues and workplaces. Activation at final points of sale is also a key focus of our sales and marketing efforts in these countries.

        We sell our products in our established countries through a combination of wholesalers and our direct delivery system. We continue to successfully expand our direct distribution capabilities, particularly in Italy.

        During the period from 2007 to 2009, we took certain initiatives to consolidate our manufacturing network by rationalizing facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The established countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria and Greece.

        Net sales revenue in our established countries amounted to €2,634.6 million in 2007, €2,704.0 million in 2008 and €2,927.8 million in 2009, which accounted for 40.8%, 38.7% and 44.7% of our total net sales revenue in 2007, 2008 and 2009, respectively.

Italy

        Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company in total Italy excluding the island of Sicily and direct full service vending through Eurmatik in our franchise territory, as well as, the manufacture and distribution of the water products of Fonti del Vulture S.r.l. across the whole of Italy. Fonti del Vulture S.r.l. was acquired jointly with The Coca-Cola Company in July 2006. Eurmatik was acquired in May 2007. In December 2008, we acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population.

        Our franchise territory in Italy encompasses over 90% of the Italian population (Italy excluding Sicily). We believe that we are one of the largest bottlers of non-alcoholic beverages in the territory and the leader in the sparkling beverages category in terms of sales volume. Our sparkling beverages category share in Italy was 48.6% in 2009.

        Total volume for 2009 increased by 23.0% against 2008, 2.1% excluding the impact of Socib S.p.A. Sparkling beverage grew 1.1%, driven by Coca-Cola, total water volume grew 7.1% and juice volume grew 55.0% driven by Amita. Volume growth in water was led by Lilia with 13.4% growth in that brand. The Amita brand was introduced in Italy in 2008 with a full range of juice flavors in the 20cl glass format and a select number of flavors in the 1.0 liter and 20cl Tetra-brik formats, with the volume results in 2009 showing continued strong growth potential.

        Unfavorable economic conditions throughout 2009 resulted in volume growth predominately coming from multi-serve packages. However, in-store activation across all channels contributed to our most profitable single-serve packages of 0.5 liter PET growing by 0.6% excluding water, with water growing at 17.0%.

        Socib S.p.A. was integrated into our Italian business throughout 2009 and early synergies resulted in improved margins for our total business in Italy.

        On January 1, 2010, SAP 'Wave 2' was rolled-out in Italy in a multi-year project which is expected to enhance our commercial capabilities and increase our customer satisfaction levels.

        In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. Such measures are likely to put pressure on GDP and employment in the short and medium term, which could adversely affect the results of our operations.

  Greece

        We believe that we are the largest bottler of non-alcoholic beverages and the leader in the sparkling beverages category in Greece in terms of sales volume, with a 75.1% category share in 2009. We have operated in Greece since 1969. We believe Greece is one of the countries where we have been particularly successful in diversifying our family of brands. In Greece, in addition to our strong presence in the sparkling beverages category with the core brands of The Coca-Cola Company, we have been very successful in the still and water beverages category, where we are the leading producer of fruit juices with our Amita and Frulite brands and the second largest producer of water with our Avra mineral water and Lyttos brands. We believe that our significant and successful experience in the still and water beverages category in Greece will be beneficial in our effort to achieve a leading position in the still and water beverages category in other countries.

        Greece has entered a period of economic austerity and we are striving to maintain our long-term focus on market leadership while adapting our business to a new economic environment.

        In 2009, we achieved a sales volume of 161.5 million unit cases. Immediate consumption channels are particularly important for our business in Greece. Relying on systematic work and significant investments, we have developed an immediate consumption channel that consists of approximately 130,000 small outlets in the Greek market, including kiosks, grocery stores, cafés, bars and gas stations.

        We sell the majority of our products to wholesalers and distributors, which distribute our products to small outlets. We also deliver our products directly to certain customers, including supermarket chains and other key accounts.

        Our strategy in 2009 was focused on engaging our consumers via innovation plans spanning our five core brands, as well as, activating our priority channels while balancing promotional support between the fragmented and modern trade.

        On January 1, 2010, SAP 'Wave 2' was rolled-out in Greece in a multi-year project which is expected to enhance our commercial capabilities and increase our customer satisfaction levels.

        Greece is a popular tourist destination. Our core consumers in the Greek islands are tourists. As a result, demand for our products in the Greek islands is concentrated during the tourist season from mid-April to September and varies from island to island based upon the nationality, age range and preferences of the tourists who typically visit each island.

        We implemented a series of environmental and community programs throughout 2009. The "Mission Water" initiative supported the implementation of five rainwater harvesting systems on three Cycladic islands, which over the course of 2009 collected more than 290,000 liters of non-drinkable water and more than 100,000 liters of drinkable water. As a result, the project covered the water consumption needs of 500 people.

        Together with 280 medical students from the Hellenic Association of Medical Students and the Greek Red Cross, we also implemented two medical services programs. "Medical Landing" was implemented on 28 Greek islands and "Medical Mounting" was implemented in five prefectures of Northern Greece. The programs involved the addressing of more than 15,000 medical incidents and the execution of first-aid seminars at numerous local schools.

        As part of a program sponsored by our natural mineral brand water Avra, we initiated in 2009 reforestation activities in three woodland areas of Greece, in which we planted 100,000 trees. We will continue to support and protect such woodland areas for a three-year period.

        Our corporate social responsibility efforts were recognized and awarded, on a number of occasions throughout 2009. Our corporate social responsibility report was awarded the highest rating from the Corporate Responsibility Index. We also earned second place on the Greek Accountability Index and third place on the National Global Reporting Initiative Index. We earned first place in the "Best Workplace 2009" competition in Greece for companies with more than 250 employees, and eighteenth place among 1,350 European companies, in the "European Best Workplace Competition 2009". The European Competition recognized us with the special "Pride" award for having the higher ranking in the statement "I am feeling pride to work for my company". Finally, we earned first prize at the "Greek Corporate Social Responsibility Excellence Awards 2009" for our rainwater harvesting systems program and our obesity awareness program titled "Moderation—Balance—Diversity".

Austria

        We believe that we are the largest bottler of non-alcoholic beverages in Austria in terms of sales volume, with a 39.4% share of the sparkling beverages category in 2009.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage and the energy drink Burn, which was launched in Austria at the end of 2008. In addition, Römerquelle is the third largest water brand in Austria and constitutes nearly 13% of our sales volume. Römerquelle Emotion, a flavored variant of Römerquelle, is the leader in the rapidly growing flavored water segment in Austria.

        The Austrian retail market is highly concentrated with two major retailers holding nearly a 60% market share. For sales in the immediate consumption channel, we rely on a combined direct and indirect service system with two key wholesalers servicing half of our Austrian hotel, restaurant and café customers. In line with our route-to-market strategy, we have continuously increased our efforts to activate all of our direct and a majority of indirect accounts to improve quality and availability in the more profitable immediate consumption channel.

        Due to the transition of our two remaining refillable PET packages to PET bottles in 2009, it was possible to reduce the complexity of our supply chain while improving the appearance of our packages in retail outlets and providing added convenience to customers and consumers.

        One of our major initiatives in the supply chain in 2009 was the installation of a third PET line, which was launched in the second quarter. This new line expands our capacity and thereby enables us to abandon imports. The plant in Vienna is now one of the largest facilities of our company. We were able to successfully implement all planed warehouse and distribution restructuring projects.

        Regarding marketing investments, major campaigns throughout 2009 helped us to increase our market share and drive additional sales. The trademark Coca-Cola was promoted by "The Super Summer Bottle" promotion. Römerquelle benefited especially from the two limited flavor editions we offered in 2009, pomegranate in summer and plum/cinnamon in winter.

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland with a market share of 50.1% in the sparkling beverages category in 2009.

        In addition to the core sparkling beverages brands of The Coca-Cola Company, our sparkling beverages brands include Kinley and our still and water beverages brands include Valser mineral water, Nestea ice teas, Minute Maid, Mickey's Adventure juices and our range of PowerAde sports drinks. We believe that our mix of sparkling beverages and still and water beverages provides us with flexibility to address the changing preferences and tastes of Swiss consumers. Sales volumes of Coca-Cola trademarked products grew by 0.9% in 2009.

        During 2009, we invested further in the training and development of our sales teams, as well as in new marketing programs and materials for marketplace activation. As a result, both our brand exposure and distribution and sales of single-serve packages improved significantly. In addition, we improved sales focus on the Coca-Cola family of brands (including the Zero range), as well as, our Nestea range and implemented a new "@work" program that resulted in positive sales volume growth. Nestea grew by 11.3% to 7.6 million unit cases.

        The Swiss distribution system for non-alcoholic beverages relies primarily on wholesalers which are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2009, we continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which we interact with key customers. We continue to believe that this partnership model will be instrumental in providing us with better access to our customers and, ultimately our final consumers, in a cost effective manner. During 2009, our products were listed in the largest supermarket chain in the country.

The Republic of Ireland and Northern Ireland

        We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the sparkling beverages category in terms of sales volume, with a combined category share of 55.0% in 2009. We have developed a broad portfolio of sparkling and still and water beverages as part of our diversification strategy. Our brands in the juice subcategory include Fruice pure juice, Five Alive and Oasis. Our share in the juice subcategory is 15.6%, significantly increased compared to 14.7% in 2008. Our primary water brand in Ireland is Deep River Rock and we also hold a license to distribute Vittel. Our share in the water subcategory declined slightly in 2009 to 22.1%, largely due to the strengthening of private label brands.

        In the Republic of Ireland and Northern Ireland, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. While smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2009, there is an increasing trend towards chain stores.

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

        During 2009 and 2010 the government of the Republic of Ireland introduced significant fiscal measures, including a 10% cut in public sector pay, designed to reduce the budget deficit and restore confidence in the economy. In May 2010 the new government of the United Kingdom announced reductions in public expenditure and stated that it would be announcing shortly significant further measures designed to begin the process of reducing the fiscal deficit, as a percentage of the gross national product, significantly. In the short and medium term, such measures are likely to negatively impact GDP and employment making economic conditions within the whole of Ireland significantly more challenging in the short and medium term.

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

        Macroeconomic conditions had been positive in our developing countries in years prior to 2008, with all countries experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last two years as a result of the global financial and credit crisis. Over the last two years, GDP growth in our developing countries has declined and unemployment has increased. During 2009, our net sales revenue in developing countries was also negatively impacted by foreign currency fluctuations. The entry of all of our developing countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

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

        Net sales revenue in our developing countries amounted to €1,186.0 million in 2007, €1,348.4 million in 2008 and €1,149.1 million in 2009, which accounted for 18.3%, 19.3% and 17.6% of our total net sales revenue in 2007, 2008 and 2009, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We believe we are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume, with a 28.7% volume share and 47.2% of value share of the sparkling beverages category at the end of 2009. We believe that Poland represents a significant growth opportunity for our business as per capita consumption of our products is still relatively low, compared to most of our other developing countries.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Poland include Lift. In 2009 we supplemented our portfolio of water brands by the launch of Kropla Mineralow. Our other water brands in Poland include Kropla Beskidu, which has been present in the Polish market since 2004, as well as Vita and Multivita. In 2009, we maintained a 5.0% volume share and a 8.7% value share of the water subcategory in Poland.

        Following a re-launch in 2008, Cappy juice continued to grow in Poland. A new marketing campaign further developed brand recognition and resulted in our increasing volume share to 2.5% and value share to 5.0% of the juice subcategory.

        Nestea retained its leadership position in the ice tea subcategory in 2009. Despite losing share, PowerAde also remained a leader in the sports drink subcategory. Packaging innovations enabled Burn to continue building its position within the energy drinks subcategory, having secured a 3.5% volume share and 6.5% value share in 2009.

        During 2009, we continued investments in cold drink equipment and we have increased our production capacity for sparkling, still and water beverages. For the first time in our history, annual volume produced exceeded 100 million physical cases.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. In 2009, we maintained our leadership in the sparkling beverages category, where we had a share of 51.2%, despite the highly competitive nature of the Hungarian non-alcoholic beverages market, which is characterized by the presence of other major international brands and local non-premium brands. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe, with a per capita consumption of 252.1 servings in 2009.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Hungary include Lift and Kinley and our still and water beverages brands include NaturAqua mineral water. Other brands include the range of PowerAde sports drinks, Nestea ice teas, Cappy juice, Cappy Icefruit juice drink, illy ready-to-drink coffee and the energy drink Burn.

        Key developments during 2009 included the continued successful sales growth of our NaturAqua mineral water. We believe that, based on our sales of NaturAqua in Hungary, we are one of the leaders in the water subcategory. We believe that we continued to maintain our leading position within the sparkling category despite unfavorable economic conditions and the continued decline of retail sales. During 2009, our Nestea ice tea sales slightly decreased versus 2008. Nevertheless, we believe that we remain the subcategory leader in ice teas in terms of sales volume and net sales revenue. In 2009, we explored further opportunities within the tea segment by launching a Nestea strawberry flavored green tea and Nestea Enviga. Our juice volume declined compared to the prior year, however, such decline was consistent with a decline in the broader juice subcategory. During 2009, we continued to focus on increasing the proportion of our high margin single-serve packages. We also maintained distribution of our spirits portfolio focused on Brown-Forman and Bacardi-Martini products.

Emerging Countries

Introduction

        Our emerging countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and The Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than our developing or established countries. As a result, consumer demand in our emerging countries is especially price sensitive, making the affordability of our products even more important. The global financial and credit crisis has exacerbated such structural issues in our emerging countries. We seek to promote our products through a strategic combination of pricing, packaging and promotional programs taking into account local economic conditions.

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

        Net sales revenue in our emerging countries amounted to €2,641.3 million in 2007, €2,928.3 million in 2008 and €2,466.7 million in 2009, which accounted for 40.9%, 42.0% and 37.7% of our total net sales revenue in 2007, 2008 and 2009, respectively.

Russian Federation

        We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and we believe we are the largest bottler of sparkling beverages there, in terms of sales volume. Our share of the sparkling beverages category in 2009 was 21.7%. In addition to the core brands of The Coca-Cola Company, other products of The Coca-Cola Company we produce and sell in the Russian Federation include the popular local brand Fruktime, offered in flavors familiar to Russian consumers, as well as Schweppes-branded mixer products and Dobry Lemonade. We have also re-launched "Kruzhka I Bochka", which is a traditional malted beverage called "kvass" very popular among Russian consumers.

        Our juice brands in the Russian Federation include Rich, Nico, Dobry and Yasli-Sad, and are part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our other main brand in the combined still and water beverages category is Bonaqua water. We also sell and distribute Nestea ice teas, the energy drink Burn and the range of PowerAde sports drinks. Our still and water beverages category portfolio has demonstrated stable and strong growth in terms of sales volume and, at an even higher rate, stable and strong growth in terms of net sales revenues.

        In 2009, our volume share of the sparkling beverages category in the Russian Federation was 21.7%, having increased marginally by 0.7% compared to 2008. However, our sales volume in the combined still and water beverages category decreased by 24.0% compared to 2008. Both categories were negatively impacted in 2009 by the continuous curtailing of consumer spending in favor of less expensive brands as a result of the global financial and credit crisis. The GDP of the Russian Federation decreased by 7.9% compared to 2008.

        We continue to invest in production facilities, sales equipment and distribution infrastructure in the Russian Federation. In 2009, our investment was approximately €99.0 million. We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising over 75 distribution centers in all key cities of the country. We are continuing to implement our distribution strategy improving the availability of our products, in particular of our single-serve packages, across the country. We are also making progress in the integration of our sales and distribution systems with the Multon Z.A.O. group.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume, with a 56.6% share of the sparkling beverages category in 2009. Our still and water beverages are leading brands in their respective subcategories, with a 19.9% market share in the juice subcategory and a 55.4% market share in the water subcategory. We and our corporate predecessors have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2009, we owned 66.4% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Lagos Stock Exchange.

        In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product which we sell in the northern parts of Nigeria. Our still and water beverages brands include Eva bottled water, which is the leading water brand in Nigeria in terms of sales volume, and Five Alive juice.

        We believe Nigeria offers significant growth potential for our business. It is the most populous country in Africa, with an estimated 149 million inhabitants, and has a warm climate and young population that offer significant growth opportunities for our sparkling, still and water beverages products. The GDP of Nigeria grew 3.8% in 2009, compared to 5.3% in 2008. We expect that the federal government of Nigeria will continue to pursue economic reforms in order to accelerate economic growth. Due to the favorable demographic characteristics of Nigeria, we expect that our long-term business prospects there will gradually improve so long as the country has a stable political environment and develops economically enabling per capita income to rise.

        The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. As a result, we manage our distribution directly, with the assistance of wholesalers and third party distributors. We are working to make distribution more efficient by expanding our pre-selling system for high-volume outlets, adding third party distributors and directly delivering to key accounts. More than 70% of our sales are now generated through our pre-selling system. In addition, we are continuing to expand our dealer base in selected areas and are investing in improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

        Since 1999 we have established and maintained approximately 800 independent strategic distribution centers across Nigeria. These distribution centers have distribution equipment to reach smaller customers in congested or outlying areas more efficiently. In 2007, we also began a pilot program to optimize our product penetration and distribution by using dedicated third party distributors. In 2008, we expanded this program in the Lagos territory, the most populous region in Nigeria and completed the roll out in 2009. Before expanding the model to other territories, we will analyze its benefits and methods to increase its efficiency.

        We continue to upgrade and improve our bottling facilities. During 2006, we opened a new manufacturing plant in Abuja and closed our plants in Onitsha and Makurdi. As part of this reorganization, we reduced our employee headcount in Nigeria by 1,300. During 2007, we installed the first can packaging line for non-alcoholic drinks in Lagos and overhauled our returnable glass filling lines in the twelve other plants across the country. During 2008, we installed three new production lines, including a bottling line in Owerri, a water line in Ikeja and a juice line in Benin. In December 2008, our production facility in Benin was substantially damaged by fire, resulting in the destruction of seven production lines. During 2009, we rebuilt the Benin plant and installed a new juice production facility. As a result, the Benin plant is now one of the most modern facilities in Nigeria. We have also launched light-weight Ultra glass packaging in the Lagos territory. Our continuing program to modernize production and distribution facilities in Nigeria and our need to expand capacity in line with the expected growth of consumer demand will require further investment over the foreseeable future.

        We are committed to environmental development and sustainability. Nine out of our thirteen production facilities in Nigeria have been upgraded with effluent treatment plants and we continue to work toward upgrading all of our production facilities in the future. As part of our commitment to civic and social responsibility in Nigeria, we have assisted four local communities obtain improved access to potable water, healthcare and education.

Romania

        We believe that we are the largest bottler of sparkling beverages in Romania in terms of sales volume. Our share of the sparkling beverages category in Romania in 2009 was 49.1%.

        In addition to the core brands of The Coca-Cola Company, we also produce and sell Dorna water brands, Schweppes brands and Nestea ice teas. In 2008, we launched Illy ready-to-drink coffee and in 2009 continued to expand our product offerings in the sparkling beverages category by introducing new FC pack sizes and by supporting Coca-Cola Zero with a new advertising campaign in connection with the motion picture 'Avatar' and a new flavor in Fanta, 'Shokata' (Elderflower).

        Business conditions in Romania continued to deteriorate throughout 2009 as a consequence of the global financial and credit crisis. Real GDP growth in 2009 was 6.9%, and although inflation increased to 4.7% and the current account deficit as a percentage of GDP decreased slightly to 7.3% versus the prior year. The local currency has depreciated versus the euro and ended the year 14% lower than at the end of the prior year.

        As part of our strategy in Romania, we are continuing to invest in upgrades of our production and logistic infrastructure in order to improve our operating efficiencies by leveraging our strong country-wide distribution network, while maintaining our focus on customer relationships and quality throughout our business. During 2009, we completed our investments in a new production line and automated warehouse in Ploiesti, both of which are helping to reduce costs. Our 2008 infrastructure optimization program which resulted in the outsourcing of distribution services in Bucharest, Constanta, Brasov and Iasi and the closing of our Oradea plant also helped to rationalize distribution costs in the country in 2009.

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

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 278 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems compliant with the ISO 9001 standard. By the end of 2009, 75 of 77 production sites had achieved ISO 9001 certification. Two remaining plants are scheduled to achieve ISO 9001 certification in 2010. We have implemented Hazard and Critical Control Points food safety programs to ensure the safety and hygiene of our products. During 2009, additional plants achieved ISO 22000 food safety standard certification, resulting in 58 of 77 plants being certified by the end of the year. This program will expand to more manufacturing facilities in 2010, with 6 additional production facilities planned for ISO 22000 food safety standard certification. Independent quality audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality and food safety management systems and to assure that all our key controls are independently validated. During 2009, 77 quality system audits and 26 compliance audits, conducted on behalf of The Coca-Cola Company, and 62 food safety system audits were conducted by independent agencies across our 77 production facilities, comprising sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of our joint ventures, were conducted by external agencies.

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

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of our countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2009, for example, we realized 21.3% of our sales volume in the first quarter, 28.6% in the second quarter, 28.2% in the third quarter and 21.9% in the fourth quarter.

Raw and packaging materials

        Our principal raw material, in terms of volume, is water, and all of our beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of The Coca-Cola Company. Our second key ingredient is concentrate, which we purchase from companies designated by The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic carton packages and other packaging materials.

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 45.6% of our total raw material costs in 2009. Under our bottlers' agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and to ensure that such prices are in line with our annual marketing plan. Such prices reflect a percentage of our net sales revenue, otherwise called the incidence rate.

        Our principal sweetener is beet sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party contractors, and in some cases we purchase high fructose syrup, which is used either alone or in combination with sugar. We do not separately purchase low-calorie sweeteners because sweeteners for our low-calorie beverage products are contained in the concentrate that we purchase from The Coca-Cola Company. The term of purchase contracts for sugar is typically for periods of 12 to 36 months. Our Armenian, Bosnian, the Former Yugoslav Republic of Macedonia, Nigerian and Russian operations are exposed to the world sugar market. All of our EU markets and Switzerland (indirectly) operate within the sugar regime of the EU. This means that the minimum selling price for sugar is the EU intervention price plus the cost of transport and profit margin. Our operations in these fifteen EU member countries plus Switzerland use either locally produced or imported sugar or high fructose syrup during the production process. The cost of these sweeteners has begun to decrease as a result of EU sugar regime reforms, which have reduced subsidies and removed incentives to overproduce by prohibiting cheap exports outside EU and partially opening the EU market to some less developed countries. Our non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices.

        During 2009, we experienced considerable decreases in some of our other raw material and packaging costs. The single largest drop related to costs for PET, followed by sweetener, juice concentrates, and plastic closures. The cost of aluminum and steel cans remained flat due to contracts and hedging carried out before the market for such metals decreased. Furthermore, the cost for glass, crowns and aseptic cartons did not improve considerably compared to 2008. We believe that this slightly decreased or flat cost was in large part due to the impact of the global financial crisis, the sharp drop of global demand and financial speculation. Agricultural commodities like sugar, corn and juices are also considerably impacted by weather conditions, crop failures and other local supply disruptions. During 2009, global sea freight container costs decreased considerably.

        In compliance with the quality standards prescribed by our bottlers' agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from approved third party suppliers.

        Our major cold drink equipment supplier is Frigoglass S.A. In 2009, we made purchases from Frigoglass S.A. totaling €58.8 million compared to €117.5 million in 2008 and €95.8 million in 2007. The purchases from Frigoglass S.A. in 2009 were comprised of €21.3 million for coolers and other cold drink equipment and spare parts and €37.5 million for raw and packaging materials and other purchases. This compares to €82.6 million for the purchase of coolers and other cold drink equipment and spare parts and €34.9 million for purchases of raw and packaging materials in 2008 and €64.2 million and €31.6 million, respectively, in 2007. The reduction in total purchases between 2008 and 2009 primarily reflects the fact that planned capital expenditure for cold drink equipment was significantly reduced in 2009.

        The purchases of coolers from Frigoglass S.A. in 2009 represented 92.0% of our total cooler requirements. Boval S.A., the parent of Kar-Tess Holding S.A., holds a 44.1% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but extended in June 2004 and again in December 2008, on substantially similar terms, to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding S.A.—Supply agreement with Frigoglass S.A." for additional information on our relationships with Kar-Tess Holding S.A. and Frigoglass S.A.

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

        We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of our suppliers, although these risks were successfully managed during 2009 and we did not lose any key supplier due to such issues. You should read Item 3 "Key Information—Risk Factors" for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

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

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are subject to various EU, national and local regulations. In particular, EU regulation is increasingly important to us as approximately 64.0% of our 2009 sales volume was generated from our countries that are members of the EU.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, we have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our facilities are located and address specific issues that impact our business. In 2001, we began implementing an environmental management system based on the ISO 14000 standard at all our facilities. By the end of 2009, 65 of our 77 production facilities had been certified to this standard by internationally recognized audit bodies. We anticipate that in 2010 an additional 6 manufacturing plants are scheduled to achieve certification, in line with our plans to certify all of our plants over the next few years. We plan to achieve certification of newly acquired plants within two years.

        During 2009, 65 environmental systems audits and 34 compliance audits conducted on behalf of The Coca-Cola Company were carried out by independent agencies in our 77 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. Our other facilities underwent an internal audit. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country-specific data. They meet on a regular basis to share best practices in this area in order to better manage environmental control processes across the group.

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

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the EU), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottlers' agreements, our European bottlers' agreements grant exclusive bottling territories to us subject to the exception that the EU and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any EU and/or European Economic Area country. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottlers' Agreements", for additional information on the provisions of our international and European bottlers' agreements, and Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings" for information on our undertaking to the European Commission applying to our commercial practices in the EU and on certain proceedings against us before national competition authorities.

Risk management and insurance

        You should read Item 6, "Directors, Senior Management and Employees—Board Practices—Corporate Governance—The identification and management of risk.

Information technology

        IT systems are critical to our ability to manage our business. Our IT systems enable us to coordinate our operations, from production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support.

        We continue to implement SAP, an integrated system of software applications providing a common framework for our accounting, planning, production, procurement, infrastructure maintenance, human resources and cost management activities. We have developed our SAP applications based on a global template that is being deployed across the group to establish a platform for cross- country operations and reporting. Our SAP template covers the business areas of commercial, procurement, finance, human resources and supply chain management.

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

        Following the implementation in the Czech Republic and Slovakia, we have successfully deployed the enhanced SAP template in Italy, Greece, Bulgaria and Cyprus during the course of 2009, with a go-live date of January 1, 2010. This deployment was considered by SAP to be the biggest in Europe, addressing 10,000 employees and one million customers, without any business disruption. Our plan is to fully deploy this template across all of our countries by 2014, with a projected investment for the entire program being approximately €227.0 million.

Information technology personnel

        In late 2003, we decided to reorganize our corporate and country information systems, or IS, organizations into one functional organization for our entire group. This decision complemented our strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. As a result of this decision, accountability for all IS activities, personnel and budgets has been concentrated with a central IS team. This new organizational structure has proved instrumental in driving standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we continue to transition country based IT activities and services to this more efficient and cost effective center, while focusing country capabilities on account management and service management skills, as well as, specialization in key business processes. Our shared services organization also provides new and critical services such as data management, training and SAP consulting in the most effective manner. We continue to reap the benefits of this reorganization from a cost, responsiveness and capability perspective backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

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

        In 2009, we significantly expanded our communications network by over 45%, while keeping reducing costs by €1.0 million through renegotiated contracts with our telecom partners. This added capacity enabled us to provide international voice communications between key locations across the group without incurring telecommunication charges.

Green IT

        In 2008, we introduced a fourth strategic pillar to IT, "Green IT", with the objective of supporting our goal towards environmental responsibility. Targeted conservation activities enabled IT to achieve a 12% reduction in its energy consumption, representing over 360 tons of CO2 emission avoidance at the end of 2008, which has been further improved to 1,257 tons of CO2 and 1,587,910 Kwh of energy avoidance.

C.    Organizational Structure

        The table below sets forth a list of our principal subsidiaries, their country of registration and our effective ownership interest in such subsidiaries as at May 21, 2010.

Subsidiary	Country of registration	% ownership at May 21, 2010
Partially owned subsidiaries
Brewinvest S.A.(1)	Greece	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola Beverages AG	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	89.1%
Deepwaters Investments Ltd	Cyprus	50.0%
Dorna Apemin S.A.	Romania	50.0%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%
Fresh & Co d.o.o., Subotica(1)	Serbia	50.0%
Ilko Hellenic Partners GmbH(2)	Austria	33.3%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multon Z.A.O. Group(1)	Russia	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%
Vlasinka d.o.o., Surdulica(1)	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Beverages Slovenska republica, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Balkan Holding B.V.(3)	The Netherlands	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Hungary Magyarország Kft.	Hungary	100.0%
Coca-Cola HBC Italia S.r.l.(4)	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%

Subsidiary	Country of registration	% ownership at May 21, 2010
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Eurmatik S.r.l.	Italy	100.0%
Jayce Enterprises Limited	Cyprus	100.0%
Coca-Cola HBC Ireland Limited(5)	Republic of Ireland	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%
Lanitis Bros Ltd	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Softbul Investments Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%
Yoppi Kft	Hungary	100.0%

(1)
Joint venture.

(2)
On March 27, 2008, we, together with The Coca-Cola Company and illycaffè S.p.A., formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the "illy" brand across our territories.

(3)
In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.

(4)
On January 1, 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(5)
During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

D.    Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (typically seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2009.

	Number of distribution centers	Number of warehouses
Established Countries:
Austria	3	3
Cyprus	2	1
Greece	9	7
Italy	10	8
The Republic of Ireland and Northern Ireland	5	1
Switzerland	2	3

Total Established Countries	31	23

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	2	6
Czech Republic	6	1
Hungary	11	1
Poland	19	4
Slovakia	2	1
Slovenia	—	1

Total Developing Countries	43	15

Emerging Countries:
Armenia	1	1
Belarus	5	1
Bosnia and Herzegovina	4	1
Bulgaria	8	3
Former Yugoslav Republic of Macedonia	11	2
Moldova	—	2
Nigeria	63	13
Romania	12	8
Russian Federation	78	14
Serbia and Montenegro	10	3
Ukraine	12	1

Total Emerging Countries	204	49

Total	278	87

Production

        We operated 77 plants as at December 31, 2009 (excluding the snack food plant), comprised of 60 sparkling beverages, 4 juice plants and 13 mineral water plants. The bottle manufacturing plant in Dundalk was closed. Some of the sparkling beverage plants also produce juices, aseptic products or mineral water. In addition to this, we manage the sparkling beverages plant operated by Brewinvest S.A.'s sparkling beverages business, the two juice plants operated by the Multon Z.A.O. group and one juice plant operated by Fresh & Co; each being joint ventures in which we own 50%.

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

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2009.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Austria	3	10
Cyprus	1	6
Greece	7	31
Italy	8	25
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	7

Total Established Countries	23	85

Developing Countries:
Estonia(3)	—	—
Latvia(4)	—	—
Lithuania	1	3
Croatia	3	7
Czech Republic	1	6
Hungary	2	9
Poland	4	15
Slovakia	1	5
Slovenia(5)	—	—

Total Developing Countries	12	45

Emerging Countries:
Armenia	1	2
Belarus	1	4
Bosnia and Herzegovina	1	4
Bulgaria	3	14
Former Yugoslav Republic of Macedonia(6)	1	7
Moldova	1	1
Nigeria	13	37
Romania	3	15
Russian Federation(7)	14	55
Serbia and Montenegro(8)	3	14
Ukraine	1	12

Total Emerging Countries	42	165

Total	77	295

(1)
Excludes the snack food plant in Greece.

(2)
Excludes fountain product filling lines and snack food production lines.

(3)
In December 2009, we announced the closure of our plant with three bottling lines in Estonia. Two of these bottling lines were subsequently transferred to Lithuania.

(4)
We produce the majority of products for the Estonian and Latvian market in Lithuania.

(5)
We produce products for the Slovenian market in Austria, Croatia, Czech Republic, Hungary and Italy.

(6)
Includes plants and filling lines of Brewinvest S.A., a joint venture of which we own 50% and which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia.

(7)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation.

(8)
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

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants that have enabled us to close older less efficient plants. For instance, in 2005, we commenced work on a project in Ireland to develop a single all-island production facility at Knockmore Hill which would replace our existing production facilities there. We have since closed our plants in Belfast and Dublin and have transferred all our production for Ireland to Knockmore Hill. In an effort to consolidate our supply chain infrastructure in Crete, Greece, in 2005 we commenced construction of a new manufacturing plant and warehouse, which was completed in 2006. Upon completion, we closed the existing facility and shifted operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, as part of our rationalization efforts, we closed our warehouses in Messologi, Corfu and Rhodes in Greece, in March 2006, as well as the Oradea plant in Romania in 2008. In 2009, we continued our infrastructure rationalization by closing one plant in Romania, two plants in Italy and one plant in Baltics. In the first quarter of 2007, we also established a new sparkling beverages plant at Abuja, the Nigerian capital to add capacity in the central region with growing demand. Originally containing only one returnable glass bottle production line, this plant now includes an additional PET production line. Finally, a new production facility is under construction at Rostov in the Russian Federation to meet product demand in the region and eastern Ukraine. This plant will be activated in 2010 with one aseptic production line, one PET production line and one can production line.

        On December 19, 2008 we announced that our production facility in Benin City, Nigeria, was substantially damaged by fire, resulting in the destruction of seven production lines. These production lines were fully replaced in 2009.

        In 2009, we began to successfully operate our second fully automated warehouse at the Ploiesti plant in Romania, Nogara being our first such automated warehouse of this size. The Ploiesti warehouse has 35,000 pallet storage capacity and ensures delivery of up to 400 trucks per day.

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

ITEM 4A    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. The Operating and Financial Review and Prospects includes the following sections:

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

  •
  Tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2009.

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 95% of our sales volume in 2009. We operate in 28 countries, serving a population of approximately 560 million people (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

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

        Our products consist of both sparkling beverages and still and water beverages, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2009, our sparkling beverages category accounted for 66% and our combined still and water beverages category accounted for 34%, of our sales volume, respectively. Our core sparkling beverages brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (Diet Coke) and Coca-Cola Zero, which together accounted for approximately 60% of our total sales volume in 2009.

Key financial results

        We consider the key performance measures for the growth and profitability of our business to be volume, operating profit, adjusted EBITDA, and ROIC. Within this framework, in light of the current financial and credit crisis, we are paying particular attention to volume, market share and cash generation. Our calculation of ROIC is discussed in detail below. The following table shows our results with respect to these key performance measures for each of the years ended December 31, 2007, 2008 and 2009, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	2009	% change	2008	% change	2007
Unit case volume (in millions)	2,069.3	(2.2)	2,115.5	4.8	2,018.8
Operating profit (euro in millions)	638.8	40.5	454.6	(35.3)	702.6
Adjusted EBITDA (euro in millions)	1,019.3	(1.9)	1,039.0	(2.6)	1,066.6
ROIC	10.1%	57.8	6.4%	(45.8)	11.8%

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2009, our sales volume decreased by 46.2 million unit cases, representing a 2.2% decrease compared to 2008. Excluding the effects of the acquisition of Socib S.p.A. (acquired in December 2008), our sales volume decreased 4.9% compared to 2008. Excluding the Socib acquisition, volume decreased in most countries, except Italy and Nigeria, and in all of our reporting segments. In unit case and percentage terms, the emerging countries segment suffered the largest declines, particularly in Russia and Romania.

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

Operating profit

        In 2009, operating profit increased by €184.2 million, or 40.5% compared to 2008. This is largely attributable to the absence of the non-cash impairment charge of €189.0 million that was recognized in 2008 to reduce the carrying amount of certain intangible assets and an incident in Nigeria, discussed below, that resulted in an impairment charge of €15.8 million, also in 2008, as well as the €32.8 million received from our insurers in 2009, which were partly offset by the 2009 restructuring costs of €44.9 million. Furthermore, the positive pricing during 2009 along with reduced input and operating costs were offset by negative currency movements and negative channel mix, compared to the prior year period.

        In 2008, operating profit decreased by €248.0 million, or 35.3% in comparison with 2007. This reduction was primarily due to a non-cash impairment charge of €189.0 million recognized to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. Furthermore, on December 19, 2008, we announced that a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which we have a 66% interest, was substantially damaged by fire, resulting in an impairment charge of €15.8 million being recorded on certain assets, pending resolution of the resulting insurance claim. Other factors contributing to the decline in operating profit include higher commodity costs and reduced recovery of fixed costs from lower than expected volume growth in 2008.

Adjusted EBITDA

        We define adjusted EBITDA as operating profit (loss) before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that adjusted EBITDA is useful to investors as a measure of our operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, we believe that EBITDA is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define adjusted EBITDA as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	(euro in millions, except percentages)
Operating profit	€638.8	€454.6	€702.6
Plus:
Depreciation of property, plant and equipment	360.7	365.4	354.0
Impairment of property, plant and equipment	—	—	—
Amortization of and adjustments to intangible assets	6.9	4.9	4.2
Impairment of intangible assets	—	189.0	—
Stock option compensation	6.4	9.3	5.8
Other non-cash items	6.5	15.8	—

Adjusted EBITDA	€1,019.3	€1,039.0	€1,066.6

        In 2009, adjusted EBITDA decreased by €19.7 million over 2008, and in 2008 adjusted EBITDA decreased by €27.6 million over 2007. These changes were due to the same factors that contributed to the changes in our operating profit during the same periods.

ROIC

        We use ROIC, an acronym for "Return on Invested Capital", as an important performance indicator to measure our success in utilizing our existing asset base and allocating capital expenditures. ROIC serves as an additional indicator of our performance and not as a replacement for measures such as operating profit and profit after tax attributable to owners of the parent as defined and required under IFRS. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. ROIC, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define ROIC as follows:

Operating profit + share of results of equity method investments -
income tax expense - tax shield
Return on Invested Capital =
Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the relevant enacted Greek statutory tax rate. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        Our ROIC for 2009 was 10.1%, representing an increase of 370 basis points over our ROIC for 2008 of 6.4%. This increase was primarily the result of the increase in operating profit of €184.2 million (or 40.5%) compared to 2008, which was partially offset by the negative effect of higher taxes. Capital employed decreased by 5.3%, primarily due to a decrease in shareholders' equity of €347.5 million or 12.2%, mainly reflecting the return of capital to shareholders that was partially offset by an increase in net borrowings of €85.6 million or 4.1%.

        Our ROIC of 6.4% for 2008, represented a decrease of 540 basis points over the ROIC of 11.8% for 2007. This decrease was primarily the result of the decrease of €248.0 million (or 35.3%) in operating profit compared to 2007. The reduction in growth of our ROIC was also due to the increase in our effective tax rate on the operating profit and share of results of equity method investments from 21.8% in 2007 to 30.3% in 2008. The increase in our effective tax rate was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense. Capital employed increased by 5.8%, primarily due to an increase in the net borrowings by €388.3 million or 22.8% and was partially offset both by a decrease in shareholders' equity of €116.1 million or 3.9%, reflecting the negative effect of the translation of the financial statements of foreign subsidiaries given the recent significant weakening of currencies against the euro in many of our territories, and by dividend appropriations of €90.0 million in 2008.

	December 31, 2009	December 31, 2008	December 31, 2007
	(euro in millions, except percentages)
Tax shield:
Finance costs	(82.2)	(125.3)	(97.5)
Greek statutory tax rate	25.0%	25.0%	25.0%

	(20.6)	(31.3)	(24.4)
Numerator:
Operating profit	638.8	454.6	702.6
Share of results of equity method investments	(1.9)	0.1	(1.6)
Tax	(142.5)	(106.4)	(128.4)
Tax shield	(20.6)	(31.3)	(24.4)

	473.8	317.0	548.2
Denominator:
Cash and cash equivalents	(232.0)	(724.6)	(197.0)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	236.0	448.2	259.2
Current portion of long-term borrowings	1.1	391.6	3.1
Current finance lease obligations	69.9	81.5	54.0
Long-term borrowings, less current portion	2,010.3	1,761.3	1,471.2
Long-term finance lease obligations	90.3	132.0	111.2

Net debt	2,175.6	2,090.0	1,701.7
Shareholders' equity	2,493.2	2,840.7	2,956.8

Capital employed	4,668.8	4,930.7	4,658.5

ROIC	10.1%	6.4%	11.8%

Major recent transactions

Summary of recent acquisitions

        In recent years, we have selectively broadened our portfolio of brands in our combined still and water beverages category through acquisition of natural mineral water and juice businesses, in order to capture sales opportunities through our local distribution and marketing capabilities. While we also remain open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of our core business strategy.

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration(1)
					(euro in millions)
Eurmatik S.r.l.	May 31, 2007	Vending	Established	Italy	17.5
OOO Aqua Vision	September 4, 2007	Sparkling beverages/Juice/Water	Emerging	Russian Federation	178.6
Socib S.p.A.	December 11, 2008	Sparkling beverages	Established	Italy	209.3

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

The acquisition of Socib S.p.A. (2008)

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which includes the assumption of debt of €38.9 million. Our acquisition costs amounted to €1.6 million.

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

Sale of Römerquelle trademark (2008)

        On June 26, 2008, we sold to The Coca-Cola Company a legal entity owning the trademarks for the Römerquelle group of brands and 50% of a legal entity that acts as the operating entity, and that holds rights to the water source, for the Römerquelle group of brands. We have formed a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

Share buy-back (2009)

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that date, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such authorization. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. As at December 31, 2009, 1,111,781 shares had been bought back pursuant to the share buy-back program for a total of €16.6 million. As at May 21, 2010, 835,979 further shares have been bought back for a total of €15.3 million under the program.

Distribution of Campbell Soup products (2009)

        On May 26, 2009, we entered into an agreement with the Campbell Soup Company, or Campbell, for the distribution of Campbell soup and broth products in the Russian Federation. Under the terms of the agreement, we are responsible for sales, distribution, in-store marketing and trade receivables management. Campbell is responsible for consumer and market research, brand management, marketing, product development and production.

Delisting from Australian Stock Exchange (2009)

        On June 2, 2009, we announced our intention to seek our removal from the official list of the Australian Stock Exchange Limited, or ASX. Trading of our CHESS Depositary Interests, or CDIs was suspended from the close of the market on August 26, 2009 with delisting of our CDIs effected at the close of trading on September 2, 2009. Our decision to delist was due to the low level of CDIs quoted on the ASX and the low level of trading on the ASX compared to the other exchanges. These factors made it unlikely that we would seek to raise further equity capital via our ASX listing. Under these circumstances, we wanted to avoid the administrative costs related to an ASX listing.

Re-capitalization (capital return) (2009)

        On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and new debt.

Application of critical accounting policies

        Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. Our consolidated financial statements are prepared in accordance with IFRS, both as issued by the IASB and as adopted by the EU. All IFRS issued by the IASB, which apply to the preparation of these consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group, or EFRAG.

        We believe the following critical accounting policies include our more significant judgments and estimates used in the preparation of our consolidated financial statements. You should read this section in conjunction with note 1 to our consolidated financial statements contained elsewhere in this annual report. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of our board of directors.

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on historical experience, management's knowledge of current events, actions that may be undertaken in the future, as well as, various other assumptions that we believe to be reasonable under the circumstances, actual results may ultimately differ from these estimates under different assumptions or conditions.

Income taxes

        We are subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. We anticipate that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, our consolidated tax expense would increase (or decrease) by less than €3.0 million.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated. The value-in-use calculation requires that we estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in note 4 to our consolidated financial statements.

Employee Benefits—Defined Benefit Pension Plans

        We provide defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in note 16 to our consolidated financial statements.

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2009, there was €1,874.1 million of intangible assets recorded on our balance sheet, reflecting 27.6% of our total assets. The main components of this intangible asset balance were €1,644.6 million of goodwill, €136.7 million of franchise agreements (primarily related to our bottlers' agreements with The Coca-Cola Company) and €80.7 million of trademarks. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, however, we believe our franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortized but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not subject to amortization but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Contingencies

        We are subject to various claims and contingencies related to legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. For additional information, see also Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings".

Principal factors affecting the results of our operations

Our relationship with The Coca-Cola Company

General

        We are a producer, distributor and seller primarily of the products of The Coca-Cola Company. The Coca-Cola Company controls the global product development and marketing of its brands. The Coca-Cola Company's ability to perform these functions successfully has a direct effect on our sales volume and results of operations. We produce the beverages of The Coca-Cola Company, engage in local marketing and promotional activities, establish business relationships with local customers, develop local distribution channels and distribute the products of The Coca-Cola Company to customers either directly or indirectly through independent distributors and wholesalers. Our business relationship with The Coca-Cola Company is mainly governed by bottlers' agreements entered into between The Coca-Cola Company and us. You should read Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company" for additional information on our relationship with The Coca-Cola Company and a detailed description of the terms of the bottlers' agreements.

Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The cost of concentrate purchased from The Coca-Cola Company during 2009 amounted to €1,246.0 million, as compared to €1,297.2 million for 2008 and €1,208.5 million in 2007. Concentrate purchased from The Coca-Cola Company represented approximately 35.0% of our total cost of goods sold in 2009, compared with 35.9% in 2008 and 35.0% in 2007. Concentrate cost has increased as a percentage of cost of sales compared to years prior to 2007 caused by a change in mix towards products with a higher concentrate cost, such as "light" sparkling beverages, Nestea, PowerAde and Burn. Under our bottlers' agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers' agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €56.9 million, €45.8 million and €53.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2009, such contributions totaled €39.9 million as compared to €37.6 million in 2008 and €44.1 million in 2007. Payments for marketing programs not specifically attributable to a particular customer are recognized as a reduction of selling expenses. In 2009, these contributions amounted to €22.5 million compared to €15.2 million in 2008 and €21.9 million in 2007. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments was nil in 2009 and 2008 as compared to €40.5 million in 2007. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Management believes the risk of reimbursements is remote. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

        Other income primarily comprises rent, facility and other costs of €4.4 million in 2009 compared to €2.9 million in 2008 and €5.2 million in 2007 and a toll-filling relationship in Poland of €15.0 million in 2009 compared to €18.2 million in 2008 and €14.7 million in 2007. Other expenses relate to facility costs charged by The Coca-Cola Company, and shared costs. These other expenses amounted to €1.5 million in 2009, €2.5 million in 2008 and €0.6 million in 2007. With the exception of the toll-filling arrangements, balances are included in operating expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €37.6 million in 2009, as compared to €93.7 million in 2008 and €75.2 million in 2007. The purchases of finished goods are primarily purchases of PowerAde products. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €70.4 million in 2009, as compared to €102.0 million in 2008 and €86.8 million in 2007. These amounts are included in our cost of goods sold.

        During 2009, we sold €20.5 million of finished goods and raw materials to The Coca-Cola Company, as compared to sales of €11.7 million for 2008 and of €13.0 million for 2007.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at December 31, 2009, The Coca-Cola Company owed us €64.2 million, as compared to €106.8 million as at December 31, 2008, and €93.7 million as at December 31, 2007. We owed The Coca-Cola Company a total of €125.1 million, €160.0 million and €131.5 million as at December 31, 2009, 2008 and 2007, respectively. These amounts solely reflect trade balances. There were no loans over the course of the period.

Economic conditions

        Difficult economic and financial conditions impacted our operating performance and financial results in 2008. Raw material cost pressures persisted throughout most of the year, with PET, aluminum and fruit juice commodities being particularly impacted. In the second quarter of 2008, the global financial and credit crisis contributed to declines in consumer confidence and spending. Such declines in consumer confidence and spending compounded the negative effects of the persisting raw materials cost pressures. Economic turmoil also contributed to falling GDP growth rates and rising unemployment rates during the third and fourth quarters. This contributed to certain consumers shifting away from single serve packages and the immediate consumption channel more generally. Certain of our developing and emerging countries were also impacted by dramatic declines in foreign investment and public spending. In the third and fourth quarters of 2008, the Russian Federation was particularly impacted by the decline in the value of certain of its principal exports, including oil and gas. Certain developing and emerging countries also experienced significant exchange rate volatility, and such exchange rate volatility had a material impact on our financial results and our operating profit in particular.

        Major western countries have responded to the world economic crisis by taking fiscal measures designed to restore confidence, stimulate demand and support liquidity. Not all countries have been affected to the same extent by the economic conditions. Some of those countries began taking steps to begin the process of reducing their fiscal deficit in 2009, while others have done so in 2010. Towards the end of 2009, the Greek economic crisis has created downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which depresses our profit margins if we are unable to recover these additional operating costs from our customers. European countries that similarly have significant fiscal deficits, including Ireland and Italy, have found market confidence in the longer term stability of their economies eroding. The euro has come under pressure and financial markets remain volatile as the members of the euro zone attempt to make the necessary adjustments. For additional information, see below "Impact of governmental, economic, fiscal, monetary and political policies—Greek economic crisis and EU response".

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

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2009, for example, approximately 11% of our additions of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 76.8% of our total cost of goods sold in 2009, as compared to 77.2% in 2008 and 77.1% in 2007. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below "Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

        Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended, on substantially similar terms, in June 2004 and, again in December 2008 to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client.

        The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of non-exclusive other primary European suppliers to The Coca-Cola Company's European bottlers.

        During 2009, we made purchases from Frigoglass S.A. totaling €58.8 million, compared to €117.5 million in 2008 and €95.8 million in 2007. The purchases from Frigoglass S.A. in 2009 were comprised of €21.3 million for coolers and other cold drink equipment and spare parts and €37.5 million for raw and packaging materials and other purchases. This compares to €82.6 million for the purchase of coolers and other cold drink equipment and spare parts and €34.9 million for purchases of raw and packaging materials in 2008 and €64.2 million and €31.6 million, respectively, in 2007. The reduction in total purchases of €58.7 million from 2008 to 2009 was primarily a reflection of a €61.3 million reduction in purchases of coolers, due to the reduction in planned capital expenditure for cold drink equipment. Boval S.A., the parent of Kar-Tess Holding S.A., holds a 44.1% interest in Frigoglass S.A. You should read Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding S.A.—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2009, for example, we realized 21.3% of our sales volume in the first quarter, 28.6% in the second quarter, 28.2% in the third quarter and 21.9% in the fourth quarter.

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

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at December 31, 2009, all of our concentrate, which represents 45.6% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

        The Greek statutory income tax rate for 2007, 2008 and 2009 was 25.0%. Statutory income tax rates in the countries in which we operate range from 0% to 31%. Our effective income tax rate decreased to 25% for 2009, as compared to 31% in 2008. This decrease was mainly attributable to the non-cash charge of €189.0 million in 2008 regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense.

        On December 10, 2009, the Greek government introduced a special tax defined as "Extra Contribution of Social Responsibility by the Large Companies". As a result, we recorded a tax charge of €19.8 million in 2009 which increased our reported effective tax rate by 3% to approximately 25% in 2009. This special additional tax is expected to recur in 2010.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.3% of the €1,874.1 million of intangible assets recorded on our balance sheet as at December 31, 2009 relates to assets that have indefinite useful lives.

        We conduct tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets annually and whenever there is an indication of impairment. Our 2008 test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired by €189.0 million. No impairment was indicated from the impairment test of 2009.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

        On May 1, 2004, nine countries in which we operate entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on January 1, 2007. As of December 31, 2009 we operated in 16 EU countries. In addition, Croatia is having accession negotiations with the EU as a candidate country.

        These countries have implemented extensive reforms to enable the transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. We believe that, overall, we benefit from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU. Conversely, the application of EU labor, tax, accounting and environmental regulations, increases in the cost and complexity of compliance, at least in the short-term and the implementation of the EU packaging directive in the new EU countries has further restricted our ability to use certain packaging materials or methods.

        Our countries in the EU have adopted the EU sugar regime, which means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. This has generally meant a significant rise in sweetener costs in these countries, although the ongoing reform of the EU sugar regime could help to counteract inflationary pressure caused by recent increases in energy and transport costs.

EU competition law

        Our business activities affecting the EU are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with The Coca-Cola Company and other Coca-Cola bottlers, we have undertaken to address all such practices in the EU. The undertaking potentially applies in the Member States of the European Economic Area, covering those channels of distribution where The Coca-Cola Company-branded sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applies to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. We believe that our compliance with the undertaking will not have a material adverse effect on our business and financial results. The full text of the undertaking is available on our corporate website at www.coca-colahellenic.com.

Greek economic crisis and EU response

        Greece, which accounted for approximately 8% of our unit sales volume in 2009, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other countries in Europe in which we operate, such as Ireland and Italy, are facing similar economic conditions and have announced similar fiscal measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of our local operations and on a consolidated basis.

A.    Operating results

Year ended December 31, 2009 compared to year ended December 31, 2008

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2008 to the year ended December 31, 2009.

	2009	2008	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	6,543.6	6,980.7	(6.3)
Cost of goods sold	(3,905.5)	(4,169.6)	(6.3)

Gross profit	2,638.1	2,811.1	(6.2)
Operating expenses	(1,987.2)	(2,151.7)	(7.6)
Impairment of intangible assets	—	(189.0)	100.0
Restructuring costs	(44.9)	—	—
Other items	32.8	(15.8)	307.6

Operating profit	638.8	454.6	40.5
Finance income	9.4	16.9	(44.4)
Finance costs	(82.2)	(125.3)	(34.4)

Finance costs (net)	(72.8)	(108.4)	(32.8)
Share of results of equity method investments	(1.9)	0.1	n/a

Profit before tax	564.1	346.3	62.9
Tax	(142.5)	(106.4)	33.9

Profit after tax	421.6	239.9	75.7

Attributable to:
Non-controlling interests	22.4	12.3	82.1
Owners of the parent	399.2	227.6	75.4

	421.6	239.9	75.7

Adjusted EBITDA	1,019.3	1,039.0	(1.9)
Unit case volume	2,069.3	2,115.5	(2.2)

        The following table shows certain income statement and other financial data for the years ended December 31, 2009 and December 31, 2008, expressed in each case as a percentage of net sales revenue.

	2009	2008
Net sales revenue	100.0	100.0
Cost of goods sold	(59.7)	(59.7)

Gross profit	40.3	40.3
Operating expenses	(30.4)	(30.8)

Operating profit	9.9	6.5

Adjusted EBITDA	15.6	14.9

Volume

        In 2009, our sales volume decreased by 46.2 million unit cases, or 2.2%, compared to 2008. Our established countries segment made a positive contribution of 51.1 million unit cases, whereas our developing and emerging countries made a negative contribution of 18.3 million unit cases and 79.0 million unit cases, respectively.

        In our established countries segment unit case volume grew 7.4% in 2009, including a contribution of 56.3 million unit cases from the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of this acquisition, our established countries segment volume decreased by 5.2 million unit cases. Excluding the contribution of Socib S.p.A., Italy grew volume by 2.1% for the full year, representing an increase of 5.5 million unit cases, supported by solid growth in our Lilia water brand and Amita juice brand. In the remaining established countries, volume decreased by 10.7 million unit cases.

        In our developing countries segment unit case volume decreased 4.5% in 2009, although our market share increased in a contracting market. Volume in Poland decreased by 3.8 million unit cases as a result of a challenging environment and poor weather conditions in summer. In the remaining developing countries, volume decreased by 14.5 million unit cases.

        In our emerging countries segment unit case volume decreased by 7.8% in 2009, although our market share increased in a contracting market. Volume in the Russian Federation declined by 13.4% in 2009 due to the challenging economic conditions of the downturn in the Russian economy, consumer price increases and an overall decrease in consumer demand. Unit case volume in Nigeria grew by 6.0% in 2009 reflecting solid growth in the sparkling beverages category and water subcategory, partly offset by a significant decline in the juice subcategory following the loss of production capacity as a result of fire damage sustained at the Benin plant in late 2008. Unit case volume in Romania declined by 12.1% in 2009, due to the rapid deterioration in economic conditions in the country in the second half of the year, which resulted in lower consumer spending, particularly in the immediate consumption channels.

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

        Net sales revenue decreased by €437.1 million in 2009 compared with 2008, primarily reflecting lower sales volumes and price pressure across most of the markets we serve. Net sales revenue per unit case decreased by approximately 4% in 2009. On a currency neutral basis, net sales revenue per unit case increased by approximately 4% in 2009.

        In our established countries net sales revenue increased by €223.8 million in 2009 compared with 2008, of which €229.9 million was attributable to the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of such acquisition, net sales revenue in Italy increased by €32.3 million as a result of good price realization through more effective and efficient promotional management along with the volume performance and positive mix impact. Net sales revenue in Switzerland also increased by €18.6 million, despite flat volumes, as a result of improved mix, price increases in some categories and the appreciation of the swiss franc against the euro.

        In our developing countries segment, net sales revenue decreased by €199.3 million compared with 2008, reflecting lower volumes, adverse product mix and a double-digit negative impact from currencies, partially offset by positive pricing. Poland recorded a net sales revenue decrease of €96.2 million, attributable mainly to the significant depreciation of the Polish zloty against the euro during the year. In local currency terms, net sales revenues increased slightly as improved pricing more than offset the effect of slightly lower volumes.

        In our emerging countries segment, net sales revenue decreased by €461.6 million compared with 2008. Net sales revenue declined by 15.8% in the full year, reflecting a double-digit negative currency impact and negative channel mix, partly offset by higher pricing. Net sales revenue in the Russian Federation decreased €244.1 million, mainly due to the significant depreciation of the ruble against the euro, lower volume (mainly in still, water, energy and tea) and a negative impact from product mix. Net sales revenue in Romania declined €96.6 million as a result of both volume declines and the exchange rate deterioration, although this was partly offset by an improved category mix versus the prior year.

        Overall pricing, in terms of net sales revenue per unit case decreased to €3.16 in 2009 compared with €3.30 in 2008.

Cost of goods sold

        Our cost of goods sold is comprised of raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case decreased by 4.2% from €1.97 in 2008, to €1.89 in 2009, reflecting reduced raw material costs, various cost saving initiatives and currency benefits.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, decreased from 21.4% of our net sales revenue in 2008, to 20.9% in 2009. Depreciation included in our cost of goods sold increased from €179.5 million in 2008 to €190.9 million in 2009.

Gross profit

        Our gross profit margin remained stable at 40.3% in 2009, same as in 2008, as a result of a decrease in the cost of goods sold roughly equivalent to the decrease in net sales revenue. On a unit case basis, gross profit decreased by approximately 4% in 2009 compared to the prior year, largely reflecting negative currency movements. On a currency neutral basis, gross profit per unit case increased by 3% in 2009 compared to the prior year.

Operating expenses

        Our selling expenses include the cost of our sales force, advertising expenses and our investment in coolers. Delivery expenses consist primarily of the cost of our fleet of vehicles, distribution centers and warehouses through which we distribute a significant portion of our products, as well as fees charged by third party shipping agents. Also included in our selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centers and warehouses and other non-production related items. The single most significant component of our operating expenses is the cost of our sales force.

        In 2009, our selling costs (including depreciation) amounted to €968.1 million, compared to €1,059.0 million in 2008. The ratio of selling costs over net sales revenue decreased to 14.8% from 15.2% in 2008. The decrease in operating expenses reflects the impact of ongoing cost saving initiatives and an operating cost benefit from currency movements.

        Delivery costs (including depreciation), decreased, in absolute terms, to €602.8 million in 2009 from €658.7 million in 2008, reflecting lower fuel costs compared to 2008, which resulted in a decrease in delivery costs (including depreciation) per unit case, from €0.31 in 2008 to €0.29 in 2009.

        Administrative expenses (including depreciation) amounted to €402.5 million in 2009, compared to €419.8 million in 2008. Administration costs slightly increased as a percentage of net sales revenue compared to 2008, from 6.0% in 2008 to 6.2% in 2009.

        Stock option expenses amounted to €6.4 million in 2009, compared with €9.3 million in 2008. Amortization of intangible assets increased from €3.7 million in 2008 to €4.7 million in 2009.

        During 2009 and 2008, we recognized deferred tax assets on losses that had previously not been recognized on acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expenses and tax in the income statement. Therefore, a charge of €2.2 million was recorded in operating expense for the full year of 2009, compared to €1.2 million in 2008, and a deferred tax credit of €1.6 million was recorded for the full year of 2009, compared to €0.9 million in 2008, included within tax on the income statement.

        As part of the effort to optimize the cost base and sustain competitiveness in the market place, we undertook restructuring initiatives in 2009 which amounted to €44.9 million before tax. We recorded €29.9m, €10.8m and €4.2m of restructuring charges in our established, developing and emerging countries, respectively, during 2009. The restructuring concerns mainly employees' costs, outsourcing of certain functions as well as relocation of production facilities.

        The inclusion of warehousing and distribution costs in operating expenses is consistent with the practice of most bottlers of The Coca-Cola Company. It may not, however, be consistent with other businesses within the retail and distribution sector. As a result, our gross margins may not be directly comparable to the gross margins of other retailers and distributors. If warehousing and distribution costs were included in our cost of goods sold, our gross profit for 2009 would be €2,035.3 million compared to €2,152.3 million for 2008, and our gross margin for 2009 would be 31.1% compared to 30.8% for 2008.

Impairment of intangible assets

        In 2008, following the annual impairment testing process in accordance with IAS 36, Impairment of assets, we recognized a non-cash impairment charge of €189.0 million to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. The impairment charge relating to our Irish operations resulted primarily from the deterioration of the economic environment on the isle of Ireland, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated from the impairment test of 2009.

Other items

        On December 19, 2008, we announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which we have a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8 million. Of this impairment charge, €9.8 million related to impairment of property, plant and equipment, and €4.5 million related to the impairment of inventory balances. During 2009, €32.8 million was received from our insurers.

Operating profit

        Operating profit increased by 40.5% in 2009, mainly due to the absence of the non-cash impairment charge of €189.0 million that was recognized in 2008 to reduce the carrying amount of certain intangible assets and an incident in Nigeria that resulted in an impairment charge of €15.8 million, also in 2008, as well as the €32.8 million received from our insurers in 2009, which were partly offset by the 2009 restructuring costs of €44.9 million. Excluding the effect of these items, operating profit decreased by 1.3% in 2009, mainly because positive pricing along with reduced input and operating costs were offset by negative currency movements and negative channel mix, compared to the prior year period.

Finance income

        Finance income decreased from €16.9 million for 2008 to €9.4 million for 2009, as a result of lower interest rates in 2009.

Finance costs

        Finance costs decreased from €125.3 million for 2008 to €82.2 million for 2009, as a result of lower interest rates and debt outstanding in 2009. Average short-term interest rates decreased by approximately 329 basis points in 2009 compared to 2008.

Share of results of equity method investments

        The share of results of equity method investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% (2008: 23.9%) interest held by Nigerian Bottling Company plc, in which we have a 66.4% (2008: 66.4%) interest and Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of results of equity method investments decreased from an income of €0.1 million in 2008 to a loss of €1.9 million in 2009.

Tax

        Our effective tax rate decreased from 31% in 2008 to 25% in 2009. This decrease was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for both our Irish operations and the Fresh & Co juice business in Serbia, which charge was a non-deductible expense in 2008. This decrease was partially offset in 2009 by the 'Extra Contribution of Social Responsibility for Large Companies', which was introduced by the Greek Government and resulted in a tax charge of €19.8 million in 2009.

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests consists primarily of the minority shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange, as well as from the minority shareholders' interests in our operations in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia of 44.7%, 14.6% and 10.9% respectively. Profit after tax attributable to non-controlling interests increased from €12.3 million in 2008 to €22.4 million in 2009, as a consequence of the net profit increase of our Nigerian operation.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €399.2 million in 2009, as compared to €227.6 million in 2008. The €171.6 million increase, as explained above, was primarily due to the absence of the non-cash impairment charge of €189.0 million that was recognized in 2008 to reduce the carrying amount of certain intangible assets and an incident in Nigeria that resulted in an impairment charge of €15.8 million, also in 2008, as well as the €32.8 million received from our insurers in 2009, which were partly offset by the restructuring costs of €44.9 million. Excluding the effect of these items, profit after tax attributable to owners of the parent decreased by 4.9% in 2009, as a result of the same factors that contributed to the reduction of our operating profit.

Adjusted EBITDA

        In 2009, our adjusted EBITDA decreased by 1.9% over 2008 as a result of the same performance factors that contributed to the reduction of our operating profit.

Year ended December 31, 2008 compared to year ended December 31, 2007

        The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2007 to the year ended December 31, 2008.

	2008	2007	Change %
	(euro in millions except unit case volume in millions)
Net sales revenue	6,980.7	6,461.9	8.0
Cost of goods sold	(4,169.6)	(3,807.3)	9.5

Gross profit	2,811.1	2,654.6	5.9
Operating expenses	(2,151.7)	(1,952.0)	10.2
Impairment of intangible assets	(189.0)	—	—
Other items	(15.8)	—	—

Operating profit	454.6	702.6	(35.3)
Finance income	16.9	11.7	44.4
Finance costs	(125.3)	(97.5)	28.5

Finance costs (net)	(108.4)	(85.8)	26.3
Share of results of equity method investments	0.1	(1.6)	(106.3)

Profit before tax	346.3	615.2	(43.7)
Tax	(106.4)	(128.4)	(17.1)

Profit after tax	239.9	486.8	(50.7)

Attributable to:
Non-controlling interests	12.3	14.5	(15.2)
Owners of the parent	227.6	472.3	(51.8)

	239.9	486.8	(50.7)

Adjusted EBITDA	1,039.0	1,066.6	(2.6)
Unit case volume	2,115.5	2,018.8	4.8

        The following table shows certain income statement and other financial data for the years ended December 31, 2008 and December 31, 2007, expressed in each case as a percentage of net sales revenue.

	2008	2007
Net sales revenue	100.0	100.0
Cost of goods sold	(59.7)	(58.9)

Gross profit	40.3	41.1
Operating expenses	(30.8)	(30.2)

Operating profit	6.5	10.9

Adjusted EBITDA	14.9	16.5

Volume

        In 2008, our sales volume increased by 96.7 million unit cases, or 4.8%, compared to 2007. Our emerging countries segment accounted for 60.5%, our developing countries segment for 25.6% and our established countries segment for 13.9% of the increase, respectively. These figures reflect only a minor contribution from the operations of Socib S.p.A., acquired in December 2008.

        Unit case volume grew 6.5% in 2008 in our developing countries segment. The developing countries segment achieved volume growth across all beverage categories in 2008. In particular, our sparkling beverages category volume grew in the mid-single digits supported by solid growth of the Coke and Sprite trademarks and our combined still and water beverages category. Poland, the largest country of operation in the developing countries segment, was a major contributor to our overall volume growth. Volume in Poland grew by 12.8%, representing a 20.2% contribution to the increase in overall volume, supported by solid growth in the sparkling beverages category, and in the juice and ready-to-drink tea subcategories. Our remaining developing countries contributed 5.4% to our overall volume growth.

        Unit case volume grew 6.1% in 2008 in our emerging countries segment. The second major contributor to the increase in our overall volume was our Romanian operation, contributing 19.7%, supported by the performance of premium sparkling brands, the doubling of the Nestea volume and an increase in the water subcategory, partly offset by the decline of our Cappy Tempo brand. Nigeria, Ukraine and Bulgaria contributed 16.6%, 9.5% and 9.1% respectively to our total sales volume increase, driven by our continuous focus on market execution. Our remaining emerging countries contributed 5.6% to our total volume growth.

        Unit case volume grew 2.0% in 2008 in our established countries segment, including a contribution of 2.8 million unit cases from the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of this acquisition, our established countries segment made a positive contribution of 11.3% to our overall volume increase. Excluding the contribution of Socib S.p.A., Italy grew volume by 3.2% for the full year, representing an 8.6% contribution to the increase in overall volume, supported by solid growth of the Fonti del Vulture water brand and the successful launch of our Amita juice brand earlier in the year. Our remaining established countries contributed 2.4% to our overall volume growth.

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

        Of the €518.8 million increase in our overall net sales revenue in 2008 compared with 2007, €287.0 million, or 55.3% of the increase, was attributable to our emerging countries segment. Despite a decline in volume in the Russian Federation, the Russian Federation contributed €75.6 million or 14.6% of the increase in our overall net sales revenue, because of implemented price increases. Our ongoing focus on brand investment and strong outlet execution in the Russian Federation also contributed to market share gains in the non-alcoholic ready-to-drink beverage category. Nigeria contributed €55.7 million or 10.7% of the increase in our overall net sales revenue, primarily as a result of increase in sales volume and secondarily due to price realization.

        In our developing countries segment, net sales revenue increased by €162.5 million compared with 2007, representing a 31.3% contribution to the increase in our overall net sales revenue. Poland was a major contributor to this increase, with a net sales revenue increase of €114.8 million or 22.1% of the increase in our overall net sales revenue, supported by a price increase introduced in the immediate consumption channel across almost all categories. Net sales revenue growth in the developing countries segment was strongly supported by a foreign exchange effect, which was favorable for the first three quarters of the year.

        Our established countries contributed €69.3 million, or 13.4% the increase in our overall net sales revenue, of which €10.6 million was attributable to the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of such acquisition, Italy contributed €31.9 million to the increase in our overall net sales revenue, while Austria contributed €33.0 million to the increase in our overall net sales revenue, supported primarily by volume growth, price realization in the immediate consumption channel in the first quarter and on selected packages in the future consumption channel in the third quarter.

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

        During 2008 and 2007, we recognized deferred tax assets on losses that had previously not been recognized on acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12(R), Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and tax in the income statement. Therefore, a charge of € 1.2 million has been recorded in operating expense for the full year of 2008, compared to €0.8 million in 2007, and a deferred tax credit of €0.9 million has been recorded for the full year of 2008, compared to €0.6 million in 2007, included within tax on the income statement.

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

Impairment of intangible assets

        In 2008, following the annual impairment testing process in accordance with IAS 36, Impairment of assets, we recognized a non-cash impairment charge of €189.0 million to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. The impairment charge relating to our Irish operations resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro.

Other items

        On December 19, 2008, we announced that a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which we have a 66% interest, was substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8 million. Of this impairment charge, €9.8 million related to impairment of property, plant and equipment, and €4.5 million related to the impairment of inventory balances.

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

Share of results of equity method investments

        The share of results of equity method investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% (2007: 23.9%) holding held by Nigerian Bottling Company plc, in which we have a 66.4% (2007: 66.4%) interest and Fonti del Vulture S.r.l. a joint venture engaged in the production of water products in Italy. The share of results of equity method investments increased from a loss of €1.6 million in 2007 to an income of €0.1 million in 2008.

Tax

        Our effective tax rate increased from 21% in 2007 to 31% in 2008. This increase was mainly attributable to the non-cash charge of €189.0 million regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense.

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests consists primarily of the public shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Lagos Stock Exchange, as well as from our non-controlling interests in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia operations of 44.7%, 14.6% and 10.9% respectively. Non-controlling interests decreased from €14.5 million in 2007 to €12.3 million in 2008, as a consequence of the net profit reduction of our Nigerian operation.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €227.6 million in 2008, as compared to €472.3 million in 2007. The €244.7 million decrease, as explained above, was primarily due to the non-cash impairment charge of €189.0 million that was recognized to reduce the carrying amount of certain intangible assets and the fire incident in Nigeria that resulted in an impairment charge of €15.8 million. Excluding the effect of these items, profit after tax attributable to owners of the parent decreased by 10% in 2008, as a result of the same factors that contributed to the reduction of our operating profit.

Adjusted EBITDA

        In 2008, our adjusted EBITDA decreased by 2.6% over 2007 as a result of the same performance factors that contributed to the reduction of our operating profit.

Reporting segments

Year ended December 31, 2009 compared to year ended December 31, 2008

        The following table provides certain financial information for our three reporting segments, as well as our corporate center, for each of the two years ended December 31, in each case, both in absolute numbers and as a percentage of our total corresponding to each line item of this table. Internally, our management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2009		Year ended December 31, 2008
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	743.2	35.9	692.1	32.7
Net sales revenue	2,927.8	44.7	2,704.0	38.7
Operating profit	297.6	46.6	79.6	17.5
Depreciation of property, plant and equipment	122.3	33.9	108.1	29.6
Stock option expense	2.2	34.4	7.1	76.4
Amortization of intangible assets	1.4	29.8	1.1	29.7
Adjustments to intangible assets	2.2	100.0	1.2	100.0
Impairment of intangible assets	—	—	176.0	93.1
Other items	—	—	—	—
Adjusted EBITDA	425.7	41.8	369.8	35.6
Total assets	3,512.1	51.7	3,390.0	45.1
Developing countries
Unit case volume	388.3	18.8	406.6	19.2
Net sales revenue	1,149.1	17.6	1,348.4	19.3
Operating profit	86.3	13.5	118.6	26.1
Depreciation of property, plant and equipment	77.0	21.4	72.8	19.9
Stock option expense	1.2	18.7	0.7	7.5
Amortization of intangible assets	0.5	10.6	0.4	10.8
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	—	—	—	—
Other items	—	—	—	—
Adjusted EBITDA	165.0	16.2	193.5	18.6
Total assets	1,059.1	15.6	1,081.0	14.4
Emerging countries
Unit case volume	937.8	45.3	1,016.8	48.1
Net sales revenue	2,466.7	37.7	2,928.3	42.0
Operating profit	254.9	39.9	256.4	56.4
Depreciation of property, plant and equipment	161.4	44.7	184.5	50.5
Stock option expense	3.0	46.9	1.5	16.1
Amortization of intangible assets	2.8	59.6	2.2	59.5
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	—	—	13.0	6.9
Other items	6.5	100.0	15.8	100.0
Adjusted EBITDA	428.6	42.0	475.7	45.8
Total assets	2,421.2	35.6	2,724.6	36.2
Corporate/inter-segment assets
Total assets	(195.6)	(2.9)	326.2	4.3
Total
Unit case volume	2,069.3	100.0	2,115.5	100.0
Net sales revenue	6,543.6	100.0	6,980.7	100.0
Operating profit	638.8	100.0	454.6	100.0
Depreciation of property, plant and equipment	360.7	100.0	365.4	100.0
Stock option expense	6.4	100.0	9.3	100.0
Amortization of intangible assets	4.7	100.0	3.7	100.0
Adjustments to intangible assets	2.2	100.0	1.2	100.0
Impairment of intangible assets	—	—	189.0	100.0
Other items	6.5	100.0	15.8	100.0
Adjusted EBITDA	1,019.3	100.0	1,039.0	100.0
Total assets	6,796.8	100.0	7,521.8	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Italy	330.3	268.5	61.8	23.0
Greece	161.5	163.4	(1.9)	(1.2)
Switzerland	80.4	80.5	(0.1)	(0.1)
Austria	77.2	82.7	(5.5)	(6.7)
The Republic of Ireland and Northern Ireland	76.5	79.7	(3.2)	(4.0)
Cyprus	17.3	17.3	—	—

	743.2	692.1	51.1	7.4

        Unit case volume in our established countries segment was 743.2 million in 2009, an increase of 7.4% over 2008, including a contribution of 56.3 million unit cases from the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of this acquisition, our established countries segment volume decreased by 5.2 million unit cases. Excluding the contribution of Socib S.p.A., Italy grew volume by 2.1% for the full year, representing an increase of 5.5 million unit cases, supported by solid growth in the sparkling beverages category, as well as our Lilia water brand and Amita juice brand. In the remaining established countries, volume decreased by 10.7 million unit cases, representing mostly challenging economic conditions and falling discretionary incomes that adversely impacted consumer confidence and spending.

        Our operations in established countries contributed €425.7 million to our adjusted EBITDA for the year 2009, representing a 15.1% increase compared to 2008.

        In 2009, our established countries achieved an operating profit of €297.6 million compared to an operating profit of €79.6 million in 2008. This is primarily due to a non-cash impairment charge of €176.0 million that was recognized to reduce the carrying amount of intangible assets relating to our Irish operations in 2008. Excluding this effect, the operating profit of our established countries in 2008 would have been €255.6 million, and the increase for 2009 would have been 16.4%, reflecting increased pricing, the realization of cost savings, lower commodity costs and a slight currency benefit, which collectively more than offset negative package and channel mix.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Poland	167.7	171.4	(3.7)	(2.2)
Hungary	87.3	91.8	(4.5)	(4.9)
Czech Republic	54.3	56.7	(2.4)	(4.2)
Croatia	28.4	30.0	(1.6)	(5.3)
Slovakia	22.5	22.4	0.1	0.4
Baltic countries	21.4	27.6	(6.2)	(22.5)
Slovenia	6.7	6.7	—	—

	388.3	406.6	(18.3)	(4.5)

        Unit case volume in our developing countries segment was 388.3 million in 2009, a decrease of 4.5% over 2008, although our market share increased in a contracting market. Volume in Poland decreased by 3.7 million unit cases as a result of a changing environment and poor weather conditions in summer. In the remaining developing countries, volume decreased by 14.5 million unit cases.

        Our operations in developing countries contributed €165.0 million to our adjusted EBITDA in 2009, 14.7% below 2008.

        In 2009, our developing countries achieved an operating profit of €86.3 million compared to an operating profit of €118.6 million in 2007, representing a decrease of 27.2%, reflecting the effect of lower volumes, adverse mix and significant unfavorable currency movements, particularly in Poland and Hungary. These effects were only partly offset by a reduction in operating costs, increased pricing and lower commodity costs.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Russian Federation	299.8	346.3	(46.5)	(13.4)
Nigeria	175.8	165.9	9.9	6.0
Romania	174.1	198.0	(23.9)	(12.1)
Ukraine	93.7	100.8	(7.1)	(7.0)
Serbia and Montenegro	74.6	75.5	(0.9)	(1.2)
Bulgaria	64.1	71.3	(7.2)	(10.1)
Belarus	19.6	20.7	(1.1)	(5.3)
Bosnia and Herzegovina	17.1	16.6	0.5	3.0
Former Yugoslav Republic of Macedonia	8.8	9.3	(0.5)	(5.4)
Armenia	5.8	6.5	(0.7)	(10.8)
Moldova	4.4	5.9	(1.5)	(25.4)

	937.8	1,016.8	(79.0)	(7.8)

        Unit case volume in our emerging countries segment decreased 7.8% in 2009, although our market share increased in a contracting market. Volume in the Russian Federation declined by 13.4% in 2009 due to the challenging economic conditions of the downturn in the Russian economy, consumer price increases and an overall decrease in consumer demand. Unit case volume in Nigeria grew by 6.0% in 2009 reflecting solid growth in the sparkling beverages category and water subcategory, partly offset by a significant decline in the juice subcategory following the loss of production capacity as a result of fire damage sustained at the Benin plant in late 2008. Unit case volume in Romania declined by 12.1% in 2009, due to the rapid deterioration in economic conditions in the country in the second half of the year, which resulted in lower consumer spending, particularly in the immediate consumption channels.

        Our operations in emerging countries contributed €428.6 million to our adjusted EBITDA in 2009, 9.9% below 2008.

        In 2009, our emerging countries achieved an operating profit of €254.9 million compared to an operating profit of €256.4 million in 2008, a marginal reduction of 0.6%. The benefit of higher pricing and lower operating costs only partially offset the lower volumes, higher one-off production and warehousing costs from disruptions to the supply of our juice products in Nigeria, negative mix and material adverse currency movements.

Year ended December 31, 2008 compared to year ended December 31, 2007

        The following table provides certain financial information for our three reporting segments, as well as our corporate center, for each of the two years ended December 31, in each case, both in absolute numbers and as a percentage of our total corresponding to each line item of this table. Internally, our management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of our business segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2008		Year ended December 31, 2007
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	692.1	32.7	678.6	33.6
Net sales revenue	2,704.0	38.7	2,634.6	40.8
Operating profit	79.6	17.5	291.8	41.5
Depreciation of property, plant and equipment	108.1	29.6	116.6	32.9
Stock option expense	7.1	76.4	4.4	75.9
Amortization of intangible assets	1.1	29.7	1.3	38.2
Adjustments to intangible assets	1.2	100.0	0.8	100.0
Impairment of intangible assets	176.0	93.1	—	—
Other items	—	—	—	—
Adjusted EBITDA	369.8	35.6	412.6	38.7
Total assets	3,390.0	45.1	3,099.1	46.7
Developing countries
Unit case volume	406.6	19.2	381.9	18.9
Net sales revenue	1,348.4	19.3	1,186.0	18.4
Operating profit	118.6	26.1	114.7	16.3
Depreciation of property, plant and equipment	72.8	19.9	70.8	20.0
Stock option expense	0.7	7.5	0.5	8.6
Amortization of intangible assets	0.4	10.8	0.3	8.8
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	—	—	—	—
Other items	—	—	—	—
Adjusted EBITDA	193.5	18.6	186.8	17.5
Total assets	1,081.0	14.4	1,097.4	16.5
Emerging countries
Unit case volume	1,016.8	48.1	958.3	47.5
Net sales revenue	2,928.3	42.0	2,641.3	40.8
Operating profit	256.4	56.4	296.1	42.2
Depreciation of property, plant and equipment	184.5	50.5	166.6	47.1
Stock option expense	1.5	16.1	0.9	15.5
Amortization of intangible assets	2.2	59.5	1.8	53.0
Adjustments to intangible assets	—	—	—	—
Impairment of intangible assets	13.0	6.9	—	—
Other items	15.8	100.0	—	—
Adjusted EBITDA	475.7	45.8	467.2	43.8
Total assets	2,724.6	36.2	2,616.3	39.5
Corporate/inter-segment assets
Total assets	326.2	4.3	(178.5)	(2.7)
Total
Unit case volume	2,115.5	100.0	2,018.8	100.0
Net sales revenue	6,980.7	100.0	6,461.9	100.0
Operating profit	454.6	100.0	702.6	100.0
Depreciation of property, plant and equipment	365.4	100.0	354.0	100.0
Stock option expense	9.3	100.0	5.8	100.0
Amortization of intangible assets	3.7	100.0	3.4	100.0
Adjustments to intangible assets	1.2	100.0	0.8	100.0
Impairment of intangible assets	189.0	100.0	—	—
Other items	15.8	100.0	—	—
Adjusted EBITDA	1,039.0	100.0	1,066.6	100.0
Total assets	7,521.8	100.0	6,634.3	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	2008	2007	Change	Change
	(in millions of unit cases)%
Italy	268.5	257.4	11.1	4.3
Greece	163.4	159.8	3.6	2.3
Austria	82.7	86.6	(3.9)	(4.5)
The Republic of Ireland and Northern Ireland	79.7	80.1	(0.4)	(0.5)
Switzerland	80.5	79.2	1.3	1.6
Cyprus	17.3	15.5	1.8	11.6

	692.1	678.6	13.5	2.0

        Unit case volume in our established countries segment was 692.1 million in 2008, an increase of 2.0% over 2007. Strong operating performance in Greece and Italy led segment growth during the full year. In Italy, sales volume grew by 4.3% compared with 2007. The contribution from the operations of Socib S.p.A. acquired in December 2008, was 2.8 million unit cases. Excluding the contribution of Socib S.p.A., volume in Italy grew 3.2% for the full year, supported by growth of the Fonti del Vulture water brand and the launch of our Amita juices in Italy earlier in the year. In Greece, sales volume increased by 2.3%, mainly attributed to the continued growth of our water products, leveraged by the successful launch of AVRA Herbal, and juices, where new chilled products were introduced under the Amita and Frulite brands. Sparkling beverages category growth was supported by the successful launch of Fanta Verdia and the continued growth of Coca-Cola Zero. In Switzerland, sales volumes grew by 1.6% supported by Coca-Cola Zero and the introduction of Fanta and Sprite Zero, as well as strong growth in Nestea and PowerAde. Our volume in Ireland for the full year was largely flat, despite low single-digit volume decline in the fourth quarter. We expect the operating environment in Ireland to remain highly challenging as consumer confidence and spending continues to weaken. Our volume decrease in Austria was partly due to the sale of the Römerquelle trademark to The Coca-Cola Company. Excluding this impact, sales volumes in Austria increased by 3.6%.

        Our operations in established countries contributed €369.8 million to our adjusted EBITDA for the year 2008, representing a 10.4% decrease compared to 2007.

        In 2008, our established countries achieved an operating profit of €79.6 million compared to an operating profit of €291.8 million in 2007. This is primarily due to a non-cash impairment charge of €176.0 million that was recognized to reduce the carrying amount of intangible assets relating to our Irish operations. Excluding this effect, the operating profit of our established countries would be €255.6 million or 12.4% below 2007, reflecting higher commodity costs, as well as negative channel and package mix.

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

        Unit case volume in our developing countries segment was 406.6 million in 2008, an increase of 6.5% over 2007. The developing countries segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages category volume grew in the mid-single digits, supported by solid growth of the Coke and Sprite trademarks and combined still and water beverages category volume grew in the high single digits, supported by solid growth in the juice, ready-to-drink tea and sports drink subcategories. Poland, the largest country of operation in the developing countries segment, achieved a double-digit volume increase of 12.8% or 19.5 million unit cases, supported by solid growth in the sparkling beverages category, which contributed 60% to Poland's total growth, in the juice subcategory, with the re-launching of Cappy brand, and in the ready-to-drink tea subcategory. Hungary achieved 3.8% volume growth in 2008, supported by the success of Coca-Cola Zero in the sparkling beverages category, as well as solid growth in the water and juice subcategories, supported by the launch of new packaging for Cappy brand.

        Our operations in developing countries contributed €193.5 million to our adjusted EBITDA in 2008, 3.6% above 2007.

        In 2008, our developing countries achieved an operating profit of €118.6 million compared to an operating profit of €114.7 million in 2007, representing a gain of 3.4%. The improvement in operating profit in 2008 reflects the benefit of higher volume and pricing and some positive foreign exchange movements, partly offset by increased commodity costs and operating expenses. While overall currency fluctuations in our developing countries were positive for the full year, fourth quarter results were negatively impacted by the devaluation of the Polish and Hungarian currencies.

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

        Unit case volume in our emerging countries segment was 1,016.8 million in 2008, 6.1% above 2007. The emerging countries segment achieved volume growth across all beverage categories in 2008. In particular, sparkling beverages category volume grew in the mid-single digits, supported by growth in premium brands, which was partly offset by a decline in our Fruktime value brand in the Russian Federation and Ukraine. Combined still and water beverages category volume grew in the high single digits, supported by solid growth in the juice, water and ready-to-drink subcategories. All of the countries in the emerging countries segment achieved double-digit volume growth apart from the Russian Federation, the Former Yugoslav Republic of Macedonia and Moldova. Volume in the Russian Federation declined by 1.5% in 2008, reflecting the impact of adverse weather conditions during the summer period and a more challenging economic environment, combined with reduced consumer confidence and spending adversely impacted by falling oil prices and the devaluation of the Russian rouble later in the year.

        Our operations in emerging countries contributed €475.7 million to our adjusted EBITDA in 2008, 1.8% above 2007.

        In 2008, our emerging countries achieved an operating profit of €256.4 million compared to an operating profit of €296.1 million in 2007, a reduction of 13.4% as increased volume and pricing were offset both by higher commodity and operating costs and adverse currency movements primarily in Nigeria, the Russian Federation and Ukraine.

B.    Liquidity and capital resources

        Our sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, bank borrowings and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our financial commitments and operating needs.

Cash flows from operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2007 to the year ended December 31, 2009 are as follows:

	2009	2008	2007
	(euro in millions)
Operating profit	638.8	454.6	702.6
Depreciation, amortization and other non-cash items	391.0	572.1	360.1
Working capital changes	56.7	(19.6)	(102.3)
Tax paid	(89.3)	(129.8)	(100.6)

Net cash from operating activities	997.2	877.3	859.8

        Our primary source of cash flow is funds generated from operations. In 2009, the increase in net cash provided by operating activities amounted to an additional €119.9 million compared with 2008. This was due to the implementation of cost reduction and restructuring programs aimed at improving operational efficiencies and our focus on improved working capital management. In 2008, the increase in net cash provided by operating activities amounted to an additional €17.5 million compared with 2007. This was mainly due to stable business operating results, despite the challenging trading environment, combined with an improvement of the working capital position.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2007 to the year ended December 31, 2009 are as follows:

	2009	2008	2007
	(euro in millions)
Payments for purchases of property, plant and equipment	(383.9)	(590.5)	(546.8)
Payments for purchases of intangible assets	(0.5)	(3.9)	(5.8)
Proceeds from sales of property, plant and equipment	18.2	42.7	27.3
Proceeds from sales of trademarks and other intangible assets	—	35.0	—
Net payments for investments	(4.7)	(35.3)	(3.5)
Interest received	10.5	16.8	10.8
Net receipts from/(payments for) acquisitions	17.5	(225.3)	(191.6)

Net cash used in investing activities	(342.9)	(760.5)	(709.6)

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

        Set forth below are our purchases of non-current assets in our three business segments for the period from the year ended December 31, 2007 to the year ended December 31, 2009. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2009		2008		2007
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	96.6	25.1	156.0	26.2	175.1	31.7
Developing countries	48.8	12.7	132.0	22.2	125.0	22.6
Emerging countries	239.0	62.2	306.4	51.6	252.5	45.7

Total purchases of non-current assets	384.4	100.0	594.4	100.0	552.6	100.0

        Purchases of non-current assets totaled €384.4 million in 2009. Of this, 52.6% related to investment in production equipment and facilities and 12.6% to the acquisition of marketing equipment. The decrease of €210.0 million, or 35.3%, in purchases in 2009 compared to 2008 has been achieved through the optimization of the efficiency of our existing asset infrastructure and undertaking a more prudent capital investment program. The decrease is mainly attributed to a decrease of investment in marketing equipment of €64.0 million and a decrease of investment in production equipment and facilities of €151.7 million. The increase of €41.8 million, or 7.6%, in purchases in 2008 compared to 2007 is mainly attributed to an increase of investment in marketing equipment of €49.1 million, offset by a decrease of investment in production equipment and facilities of €8.8 million.

        Cash receipts from acquisitions of €17.5 million relate to a refund of certain purchase consideration regarding the acquisition of Socib S.p.A. Cash payments for acquisitions of €225.3 million in 2008 relate to the acquisition of Socib S.p.A. Cash payments for acquisitions of €191.6 million in 2007 primarily relate to the acquisitions of Eurmatik S.r.l. and OOO Aqua Vision. In 2008, we received €35.0 million from The Coca-Cola Company in respect of the sale of the Römerquelle water trademark and botaniQ and Lanitis juice trademarks. For additional information, see above "Major recent transactions—Sale of Römerquelle trademark (2008)".

Cash flows (used in)/from financing activities

        Our cash flows provided by financing activities from the year ended December 31, 2007 to the year ended December 31, 2009 are as follows:

	2009	2008	2007
	(euro in millions)
Return of capital to shareholders	(546.3)	—	—
Payments of expenses related to the share capital increase	(6.0)	—	—
Share buy-back payments	(16.6)	—	—
Payment of expenses related to bonus share issue	—	—	(0.6)
Proceeds from shares issued to employees exercising stock options	1.8	21.1	8.7
Dividends paid	(107.6)	(102.8)	(89.4)
Proceeds from external borrowings	1,199.8	1,937.3	199.8
Repayments of external borrowings	(1,508.0)	(1,231.7)	(233.7)
Principal repayments of finance lease obligations	(85.3)	(67.5)	(42.2)
Interest paid	(75.1)	(133.6)	(98.8)

Net cash (used in)/from financing activities	(1,143.3)	422.8	(256.2)

        On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and new debt.

        On April 30, 2009, our board of directors resolved to buy-back a maximum of 5% of our paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of April 27, 2009 which approved a share buy-back program pursuant to article 16 of codified law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that time, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such approved share buy-back programs. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The purchase of shares pursuant to the share buy-back program is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2009, 1,111,781 shares had been purchased pursuant to the share buy-back program for a total value of €16.6 million, bringing the shares in circulation to 364,427,294. As at May 21, 2010, a further 835,979 shares were bought back for a total value of €15.3 million.

        Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

        Proceeds and repayment of external borrowings in 2009 and 2008 were under our €2.0 billion euro medium term note, or EMTN program, and under the commercial paper program. The net repayments of external borrowings in 2009 were €308.2 million and represent mainly the repayment of the €350.0 million bond that matured in March 2009, as well as the reduction in the outstanding borrowings under the commercial paper program by €201.5 million, which were partly offset by the €300.0 million bond issued in November 2009.

        The net proceeds from external borrowings in 2008 were €705.6 million. The additional funding was required in order to fund the acquisition of Socib S.p.A. and to pre-fund the €350.0 million bond maturing in March 2009.

        The net repayment of external borrowings in 2007 of €33.9 million was related to the commercial paper program.

        On November 16, 2009, we completed the issue of a €300.0 million 7-year fixed rate bond at 4.25% through our wholly owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were used to partly fund the capital return payment and allowed us to extend our maturity profile.

        On December 17, 2008, we completed the issue of a €500.0 million 5-year fixed-rate bond at 7.875% through our wholly owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly to finance the €350.0 million bond that matured in March 2009.

        In 2009, we received proceeds from the issue of shares of €1.8 million. This followed resolutions by our board of directors on August 28, 2009 and November 23, 2009, to increase our share capital by 5,751 and 131,227 ordinary shares, respectively, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.1 million to share capital and €1.7 million to share premium.

        In 2008, we received proceeds from the issue of shares of €21.1 million. This followed resolutions by our board of directors on February 28, May 13 and August 7, 2008, to increase our share capital by 824,832, 810,511 and 28,397 ordinary shares, respectively, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.8 million to share capital and €20.3 million to share premium. For further details on our employee stock option plan, refer to Item 6, "Directors, Senior Management and Employees—Compensation—Stock Option Plan".

        In 2007, we received proceeds from the issue of shares of €8.7 million. This followed the resolution by our board of directors on November 20, 2007, to increase our share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.3 million to share capital and €8.4 million to share premium.

        We have declared twenty consecutive annual dividends to our shareholders, starting in 1991. We paid €102.3 million, €91.3 million and €77.5 million in the years ended December 31, 2009, 2008 and 2007, respectively. You should read Item 3, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the non-controlling interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, was as follows:

	2009	2008	2007
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,499.6	1,637.1	1,539.5
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,269.3)	(1,312.2)	(1,208.2)

Working capital	230.3	324.9	331.3
Add back: deposit liabilities on returnable containers	111.3	102.4	108.5

Working capital, excluding deposit liabilities	341.6	427.3	439.8

        As at December 31, 2009, our working capital, excluding deposit liabilities on returnable containers, decreased by €85.7 million, compared with the working capital balance as at December 31, 2008. The reasons for this decrease were the reduction in the level of inventories held of €50.4 million, combined with the decrease of trade and other receivables of €87.1 million and the decrease in trade and other payables of €42.9 million. As at December 31, 2008, our working capital, excluding deposit liabilities on returnable containers, decreased by €12.5 million, compared with the working capital balance as at December 31, 2007. The reasons for this decrease were primarily a reduction in the level of inventories held of €33.7 million and the increase of trade and other payables of €104.0 million, offset by the increase of trade and other receivables of €131.3 million.

        As at December 31, 2007, 2008 and 2009, we had a positive working capital of €439.8 million, €427.3 million and €341.6 million respectively, excluding deposit liabilities for returnable containers of €108.5 million, €102.4 million and €111.3 million respectively. Although our deposit liabilities are classified as part of current liabilities, our returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Holding company structure

        The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. In the context of our taxation management policy, our subsidiaries do not remit dividends to us in cases where it would be disadvantageous to do so from a tax point of view. We seek to satisfy the operating cash flow requirements of our operations in each country with cash generated from that country. Acquisitions and significant capital investments are financed centrally, with funds provided to our operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, we are able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, we have not incurred material withholding taxes on the remittance of dividends or cash from our operating subsidiaries. However, in the future, we may have to satisfy our cash requirements at the holding company level through sources of financing other than dividends, including external sources.

Borrowings and funding sources

Funding policies

        Our general policy is to retain a minimum amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities and credit lines, to ensure that we have cost-effective access to sufficient financial resources to meet our short- and medium-term funding requirements. These include the day-to-day funding of our operations as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we endeavor to maintain a minimum of €250.0 million of financial headroom. Financial headroom refers to the excess committed financing available, representing cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, acquisitions and capital expenditure requirements.

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the company.

Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2009		2008		2007
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro or euro equivalent	161.3	69.5	643.9	88.9	139.6	70.9
Russian rouble	23.1	10.0	24.6	3.4	6.9	3.5
Croatian kuna	16.7	7.2	4.0	0.6	5.1	2.6
Former Yugoslav Republic of Macedonia dinar	5.5	2.4	10.0	1.4	7.5	3.8
Serbian dinar	4.9	2.1	0.7	0.1	0.7	0.4
Belarusian rouble	4.7	2.0	3.2	0.4	0.6	0.3
Nigerian naira	4.1	1.8	3.9	0.5	4.5	2.3
Romanian leu	2.2	0.9	10.2	1.4	11.9	6.0
Bulgarian lev	2.0	0.9	1.4	0.2	2.9	1.5
Swiss franc	1.4	0.6	8.9	1.2	3.6	1.8
Bosnia and Herzegovina convertible mark	1.3	0.6	1.5	0.2	1.8	0.9
Hungarian forint	1.0	0.5	0.6	0.1	1.7	0.9
US dollar	0.7	0.3	6.5	0.9	1.6	0.8
Other	3.1	1.2	5.2	0.7	8.6	4.3

	232.0	100.0	724.6	100.0	197.0	100.0

        Our cash and cash equivalents balance at December 31, 2009 was €232.0 million, representing a decrease of €492.6 million from the balance at December 31, 2008 and an increase of €35.0 million from the balance as at December 31, 2007. The decrease of the cash and cash equivalents balance between 2008 and 2009 was principally the result of the return of capital to shareholders of €546.3 million, the repayment of the €350.0 million bond that matured in March 2009, as well as the reduction in the outstanding borrowings under the commercial paper program by €201.5 million, which were partly offset by the €300.0 million bond issued in November 2009. The increase of the cash and cash equivalents balance between 2007 and 2008 was principally the result of our strategy to build cash balances to pre-fund debt maturities as well as expected acquisition activity.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure.

Debt

        Our medium and long-term funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet our anticipated capital and operating funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. As a result of the successful completion of a €300.0 million bond issue on November 16, 2009 and other existing financial arrangements including our unused €500.0 million syndicated loan facility, as well as our currently forecasted cash flow from operations, we believe that we have sufficient financial resources to meet our medium-term financial commitments.

        Our debt as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	236.0	448.2	259.2
Current portion of long-term debt	1.1	391.6	3.1
Short-term finance lease obligations	69.9	81.5	54.0

Total short-term borrowings, including finance lease obligations	307.0	921.3	316.3

Long-term borrowings, less finance lease obligations	2,010.3	1,761.3	1,471.2
Long-term finance lease obligations	90.3	132.0	111.2

Total long-term borrowings, including finance lease obligations	2,100.6	1,893.3	1,582.4

Gross debt, including finance lease obligations	2,407.6	2,814.6	1,898.7

Cash and cash equivalents	(232.0)	(724.6)	(197.0)

Net debt	2,175.6	2,090.0	1,701.7

        As at December 31, 2009, 69.7% of our gross debt was denominated in euro and 28.2% in US dollars. This compared to 72.8% in euro and 26.0% in US dollars, as at December 31, 2008 and 64.2% in euro and 33.7% in US dollars, as at December 31, 2007.

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

        We mainly manage our interest rate costs by using interest rate risk management products. These products consist of fixed to floating rate interest rate swaps, and interest rate cap options. 61.0% of our euro-denominated fixed-rate bonds have been swapped from fixed rate obligations into six-month floating obligations and all US dollar fixed-rate issues have been fully swapped into euro six-month floating rate obligations with no residual currency risk. As at December 31, 2009, 74.2% of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps. As at December 31, 2008 and 2007, 61.9% and 58.9%, respectively, of gross debt (including leases) had been converted to a floating rate obligation through the use of interest rate swaps.

        During 2009, we purchased interest rate cap options in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process. As at December 31, 2009 the options had an average maturity of 4.4 years.

Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short term funding sources. The program consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper program was €189.5 million as at December 31, 2009, €391.0 million as at December 31, 2008 and €210.5 million as at December 31, 2007.

        As at May 21, 2010, we had outstanding balances of €212.0 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 0.57%.

        As at December 31, 2008, we had a €600.0 million syndicated loan facility with an expiry date of August 1, 2010. During December 2009, we replaced this facility with a new €500.0 million facility that was issued through various financial institutions and expires on December 17, 2012. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility allows us to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between us and the financial institutions. No amounts have been drawn under the syndicated loan facility since inception.

US debt-shelf program

        In December 2003, we filed a registration statement with the US Securities and Exchange Commission, or SEC, for a shelf registration, which expired in December 2008. The amount registered was $2.0 billion. No amounts were drawn under the shelf registration.

Euro medium-term note program

        In 2001, we established a €2.0 billion euro medium-term note program which has been renewed annually since then. Bonds issued under the program through the wholly-owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A., as well as Coca-Cola HBC Finance plc (for issues prior to 2009). Notes issued under the euro medium-term note program are subject to standard market covenants and events of default, including a negative pledge clause and a cross-acceleration clause for failure to repay indebtedness greater than €10.0 million.

        The program has been used six times, raising a total of €2,775.0 million. The first note issue occurred in June 2001 and related to a €625.0 million 5-year fixed-rate bond at 5.250%. The second and third note issues occurred in December 2001 and related to a €200.0 million 2-year floating-rate bond and a €300.0 million 3-year fixed-rate bond at 4.000%. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding €625.0 million bond that matured in June 2006. In July 2004, we realized a tender offer for a further €322.0 million of the outstanding debt on the €625.0 million bond that matured in June 2006. On the same date, we issued a €500.0 million 7-year fixed-rate bond at 4.375%. Proceeds from that issue were used to finance the €332.0 million tender offer for the €625.0 million bond that matured in June 2006 and to partially fund the repayment of the €300.0 million bond that matured in December 2004. The remaining €233.0 million outstanding on the €625.0 million bond was repaid in June 2006. The repayment of this bond was pre-funded in March 2006, with the issue of a €350.0 million 3-year floating-rate bond. Part of the proceeds of the €350.0 million bond were used to fund the acquisition of Lanitis Bros Public Limited. In December 2008, we issued a €500.0 million 5-year fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350.0 million bond that matured in March 2009. In November 2009, we issued a €300.0m 7-year fixed-rate bond at 4.25%. Proceeds from this issue were used to fund the capital return payment and allowed us to extend our maturity profile.

        At December 31, 2009, there was €1,300.0 million of bonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Maturity date
July 15, 2004	€500.0 million	Fixed 4.375%	July 15, 2011
December 17, 2008	€500.0 million	Fixed 7.875%	January 15, 2014
November 16, 2009	€300.0 million	Fixed 4.250%	November 16, 2016

Notes issued in the US market

        On September 17, 2003, we successfully completed, through our wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€628.4 million at December 31, 2009 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€349.1 million at December 31, 2009 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€279.3 million at December 31, 2009 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, our leveraged re-capitalization and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by us in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

        The decision to use the US debt capital markets instead of the Euro bond market was driven by favorable pricing available in the US debt capital markets as compared to the Euro bond market and the desire to further diversify our funding sources.

Credit rating

        Our credit rating by Standard and Poor's is "A (credit watch negative)" and by Moody's is "A3 (stable)" for long-term obligations and A-1 and P-2, respectively, for short-term obligations. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities.

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. Our board of directors has approved our treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. Our treasury function is responsible for managing our financial risks in a controlled manner, consistent with the board of directors approved policies. These policies include:

  •
  hedging transactional exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Derivatives may be used provided they qualify as hedging activities defined by the policy. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction; and

  •
  an investment policy to minimize counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by our board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties.

        In the context of our overall treasury policy, and in line the operating parameters approved by our board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

        The board of directors has delegated authority to execute transactions, including derivative activity with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The use of derivatives is restricted to circumstances that do not subject us to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify our risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative financial instruments

        We use derivative financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. As a matter of policy, we do not enter into speculative financial instruments. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximize hedge effectiveness.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs primarily with interest rate swaps and options. Some of our fixed-rate bonds have been swapped from fixed rate obligations into six-month floating obligations based on EURIBOR and all non-euro issues have been fully swapped into euro with no residual currency risk.

        Interest rate swaps outstanding at December 31, 2009 have maturities ranging from July 2011 to September 2015. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the agreements. The notional amounts of these interest rate swaps at December 31, 2009 were €792.5 million, compared to €1.0 billion at December 31, 2008.

        During 2008 and 2007, we did not have any interest rate swaps that were not eligible for hedge accounting. By comparison, during 2009, we recognized in finance costs losses of €8.8 million in relation to interest rate swaps that were not eligible for hedge accounting.

        During 2009, we recognized in interest expense a loss of €1.6 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting. During 2008 and 2007, we recognized in interest expense a loss of €3.6 million and €1.0 million, respectively, in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting.

        Since 2004, we have been using interest rate and cross-currency swaps to convert our $500.0 million and $400.0 million notes issued in the US market from fixed rate US dollar denominated debt to floating rate obligation based on EURIBOR. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

        During 2009, we purchased interest rate cap options in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process. As at December 31, 2009, the aggregate notional amounts of interest rate options outstanding were €857.0 million.

        A 1% increase in the market interest rates on floating rate debt outstanding at December 31, 2009 would increase our interest expense on an annual basis by €19.0 million, compared to €17.4 million and €12.1 million for 2008 and 2007, respectively, and a 1% decrease in rates would decrease our interest expense by €19.0 million, compared to €17.4 million and €18.1 million for 2008 and 2007, respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap and option agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

Foreign exchange risk

        Our foreign exchange exposures arise from adverse changes in exchange rates between the euro, the US dollar and the currencies in our non-euro countries. This exposure affects our results in the following ways:

  •
  Raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing or cost reductions, will lead to reduced profit margins;

  •
  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

  •
  As some operations have functional currencies other than our presentation currency (euro), any change in the functional currency against the euro impacts our consolidated income statement and balance sheet when results are translated into euro.

        Our treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. We use forward foreign exchange contracts and foreign currency options to hedge our forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in assets and liabilities denominated in another currency than the reporting currency are hedged only for items like intercompany loans and intragroup dividends using mainly forward foreign exchange contracts.

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totaled €385.3 million as at December 31, 2009, compared with €370.3 million as at December 31, 2008.

        The notional amounts of foreign currency option contracts totaled €144.7 million as at December 31, 2009, compared with €73.3 million as at December 31, 2008.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2009 and 2008 the fair value of the cross currency swaps represented a payable of €175.4 million and €159.7 million, respectively.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar, mainly in our emerging countries where there is no, or only limited, regulatory control over the price of sugar. We are also exposed to price fluctuations in aluminum and resin. We aim to mitigate the effect of fluctuations in market prices for raw material through various risk management strategies available to us, such as commodity futures, option contracts and supplier agreements. The hedge horizon for such instruments can be up to a maximum of three years. We have no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminum as where possible we contract prices with suppliers up to one year in advance.

        To manage a portion of the price risk of sugar costs, we have the ability to use sugar futures contracts traded on regulated futures exchanges. Sugar futures contracts would typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. We did not enter into any sugar futures contracts in 2009 and 2008. By comparison, in 2007, we recorded €0.4 million of losses respectively in our cost of sales, in respect of sugar futures.

        We enter into multi-year volume purchase commitments with aluminum can manufacturers for a portion of our production requirements. Generally, these volume commitments are at fixed prices except for the aluminum content. We can from time to time, in quantities of our choice, request the manufacturer to fix the prices of the aluminum content in reference to market rates. We try to reduce our exposure to resin price fluctuations by pre-buying where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. We apply a variety of contract structures and a competitive supply base to mitigate our exposure and link our contracts to different indexes within the PET value chain. We do also use imported Asian and Middle East resin to balance European resin market prices and increasingly use recycled content within the EU.

Credit risk

        We have no significant concentrations of credit risk. We have put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution.

        Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial asset is the carrying amount of those assets as indicated in the balance sheet. We typically assess the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 12 to our consolidated financial statements

        Within the context of treasury operations, our exposure to credit risk is managed by establishing approved counterparty and country limits, detailing the maximum exposure that we are prepared to accept with respect to individual counterparties/countries. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. Our maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. The counterparty financial institutions to derivative transactions must have at least one credit rating which is not lower than "A+" or "A1" from Standard & Poor's or Moody's, respectively.

        In addition, we regularly make use of the money market funds to invest temporarily excess cash balances and to diversify our counterparty risk. These funds all have a minimum "AAA" rating and strict investment limits are set, per fund, depending on the size of the fund. We only undertake investment transactions with banks and financial institutions that have a minimum independent credit rating of "A" from Standard & Poor's or "A2" from Moody's.

C.    Research and development, patent and licenses

        Not applicable.

D.    Outlook and trend information

        During the first quarter of 2010 our sales volume decreased by 2% against the first quarter of 2009. Despite signs of economic stabilization in a few markets, the non-alcoholic ready-to-drink category continued to be adversely impacted by depressed consumer confidence, high levels of unemployment, ongoing tight credit market conditions and the introduction of government-imposed austerity measures in several countries.

        Net sales revenue was stable in the quarter, with the 2% decline in volumes offset by a 2% benefit from foreign exchange rate movements, primarily reflecting the strengthening of the Polish zloty, Hungarian forint, Romanian leu and Russian rouble against our reporting currency, the euro. In the quarter, operating profit increased by 41%, as lower volumes, higher marketing spend and negative channel and package mix were more than offset by favorable currency movements, increased pricing, lower commodity costs and the benefit of prior year cost savings. This led to an increase in operating profit margins from 2.7% to 3.8% in the quarter.

        In the quarter, our profitability benefited from earlier cost saving and restructuring initiatives. We continue to identify further cost saving opportunities that we expect will support the long-term competitiveness and efficiency of our operations. On 1 January 2010, our SAP 'Wave 2' initiative was successfully rolled-out in Italy, Greece, Bulgaria and Cyprus. This follows the implementation of a pilot SAP program in the Czech Republic and Slovakia at the beginning of 2008. The roll-out of SAP is a multi-year project and is expected to offer us enduring competitive advantages by facilitating closer functional integration, enhance our commercial capabilities and improve overall customer service levels.

        In the first quarter, we continued to witness difficult trading conditions across several of our markets, reflecting the ongoing challenging economic environment. With the underlying health of economies across our country portfolio varying, we expect that the timing and degree of economic recovery will differ across our markets. While consensus estimates that indicate economic growth may return in many European countries in 2010, we expect growth in the non-alcoholic ready-to-drink category to lag this GDP growth. Although we are encouraged by some early signs of economic stabilization in a few of our markets, we still expect our overall trading performance over the next few quarters to be impacted by high prevailing unemployment levels and low consumer confidence in some of our key countries. In particular, we are concerned about the deteriorating economic environment in Greece and are closely monitoring developments in the country. Based on anticipated economic developments across our territory, we expect our volume and operating profit results to be more weighted towards the second half of the year.

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

F.     Tabular disclosure of contractual obligations

        The following table reflects our contractual obligations as at December 31, 2009, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	236.0	236.0	—	—	—
Long-term borrowings, less finance lease obligations	2,011.4	1.1	518.2	890.4	601.7
Estimated interest payments	300.4	68.2	113.0	84.1	35.1
Operating lease obligations	260.6	69.6	88.8	74.8	27.4
Finance lease obligations	160.2	69.9	60.6	13.2	16.5
Capital commitments	27.2	26.4	0.8	—	—
Other long-term purchase commitments	128.9	67.8	53.9	5.9	1.3

Total	3,124.7	539.0	835.3	1,068.4	682.0

        Refer to note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding short-term borrowings, long-term debt and finance leases.

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

        Refer to note 31 to our consolidated financial statements included elsewhere in this annual report for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

        The above table does not reflect employee benefit obligations. Refer to note 16 to our consolidated financial statements included elsewhere in this annual report for further information.

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

Directors nominated by Kar-Tess Holding S.A. and The Coca-Cola Company Entities

        Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis were nominated by Kar-Tess Holding S.A. Messrs. Cummings and Finan were nominated by The Coca-Cola Company Entities. Kar-Tess Holding S.A and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases.

        Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, OBE, MFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding S.A. However, each of these individuals disclaims such beneficial ownership. Boval S.A., the parent of Kar-Tess Holding S.A., currently holds 44.1% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of our directors of and their private interests and other duties.

Directors

Name	Age	Title	Company / Nominated by	Initially Elected
George A. David, OBE, MFR	72	Chairman of the Board	The Kar-Tess Holding S.A.	January 2, 1981
Doros Constantinou	59	Chief Executive Officer	Coca-Cola Hellenic Bottling Company S.A.	August 22, 2003
Anastasios P. Leventis, CBE, OFR	69	Vice-Chairman of the Board	The Kar-Tess Holding S.A.	October 27, 2000
Kent Atkinson	65	Non-Executive Director	Independent	September 6, 2000
Alexander B. Cummings	53	Non-Executive Director	The Coca-Cola Company	September 13, 2006
Antonio D'Amato	52	Non-Executive Director	Independent	January 1, 2002
Anastassis G. David	39	Non-Executive Director	The Kar-Tess Holding S.A.	July 27, 2006
Irial Finan	52	Non-Executive Director	The Coca-Cola Company	October 23, 1997(1)
Christos Ioannou	38	Non-Executive Director	Independent	March 19, 2010(2)
Haralambos K. Leventis	67	Non-Executive Director	The Kar-Tess Holding S.A.	September 18, 2002
Sir Michael Llewellyn-Smith, KCVO, CMG	71	Non-Executive Director	Independent	September 6, 2000
Nigel Macdonald	64	Non-Executive Director	Independent	June 17, 2005

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

(2)
Mr. Ioannou succeeded Mr. Samir Toubassy who retired from his directorship effective June 26, 2009.

George A. David, OBE, MFR

        Mr. David, chairman of our board of directors, graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle Mr. A.G. Leventis in Nigeria. Today, he holds a position on the board of directors of Petros Petropoulos AVEE, Titan Cement Co. S.A. and AXA Insurance S.A. Mr. David is a trustee of the A.G. Leventis Foundation, a member of the boards of directors of the Hellenic Institute of Defense and Foreign Policy, or ELIAMEP, and the Center for Asia Minor Studies. In 2009, Mr. David was appointed a member of the order of the British Empire for his services to UK/Greek relations in the field of education. He was also appointed member of the order of the Federal Republic of Nigeria, or MFR, for his special and outstanding service to the benefit and progress of the Nigerian nation. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou started his career in auditing with PricewaterhouseCoopers S.A. where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., a leading manufacturer of commercial refrigerators and packaging products with operations in 16 countries. Mr. Constantinou was appointed chief executive officer of Coca-Cola Hellenic Bottling Company S.A. in August 2003.

Anastasios P. Leventis, CBE, OFR

        Mr. Leventis worked in Nigeria for companies controlled by Mr. A.G. Leventis since the 1960s. He is on the board of directors of Boval S.A., which has widespread investments worldwide, as well as on the boards of directors of subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was appointed honorary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of Commander of the Order of the British Empire in the Queen's Birthday Honors List of 2004 and was also honored with the award of Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis also serves on the councils of several non-profit organizations.

Kent Atkinson

        Mr. Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was regional executive director for Lloyds TSB's South East region until he joined the main board as group finance director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as non-executive director. Mr. Atkinson is a non-executive director and chairman of the group audit, risk and compliance committee of Standard Life plc and a member of Standard Life's Investment Committee. Mr. Atkinson is a non-executive director and a member of the audit committee and the strategy and mergers and acquisitions committee of Gemalto N.V. and, until May 25, 2010, a non-executive director of Millicom International Cellular S.A. and a member of its audit and compensations committees. Mr. Atkinson is also a non-executive director and chairman of the audit committee of Northern Rock (Asset Management) plc and a member of its risk committee. Mr. Atkinson is chairman of our audit committee.

Alexander B. Cummings

        Mr. Cummings is executive vice president and chief administrative officer, or CAO, of The Coca-Cola Company. The CAO structure consolidates key global functions to effectively support the business operations of The Coca-Cola Company. The key global functions include strategy and business planning, human resources, research and innovation, legal, information technology, science global community connections, and security and aviation. Born in Liberia, West Africa, Mr. Cummings joined The Coca-Cola Company in 1997 as region manager for Nigeria. In 2000, he was named president of The Coca-Cola Company North and West Africa Division. In March 2001, he became president and chief operating officer of the Africa group, responsible for The Coca-Cola Company's operations in Africa, encompassing a total of 56 countries and territories across the continent. Mr. Cummings serves on the boards of directors of the Coca-Cola Africa Foundation, Africare and Clark Atlanta University. He has served as a board member of the following bottling partner entities of The Coca-Cola Company: Coca-Cola Sabco (Pty.) Ltd., Equatorial Coca-Cola Bottling Company and The Coca-Cola Bottling Company of Egypt. He is a member of our human resources committee and social responsibility committee.

Antonio D'Amato

        Mr. D'Amato started his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and he became president of the Finseda Group in 1991. Since 1996, Mr. D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of the Union of Industrial and Employers' Confederations of Europe, or UNICE, and later that year became a member of the Italian National Council for Economy and Labor, or CNEL. In July 2001, he became president of the LUISS University in Rome, a leading private Italian university. Mr. D'Amato served as a member of the audit committee from June 26, 2009 (following the retirement of Mr. Samir Toubassy) until March 19, 2010.

Anastassis G. David

        Mr. David graduated from Tufts University in 1993 and began his career in the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers S.A., focusing on accounting and business finance. From 1998, Mr. David's principal activity is advisor to Kar-Tess Holding S.A. on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of IDEAL Group S.A. and Aegean Airlines S.A. Mr. David is also a member of the Advisory Board of the Fares Center at Tufts University.

Irial Finan

        Mr. Finan is executive vice president of The Coca-Cola Company and president of bottling investments and supply chain. He is responsible for managing a multi-billion dollar internal bottling business, which has operations in 5 continents (North America, South America, Europe, Africa and Asia), revenues of $9 billion and more than 80,000 employees. Additionally, he is responsible for stewarding the equity investments and leading supply chain function. Mr. Finan has 28 years experience in the Coca-Cola System. From 2001 to 2003, he served as chief executive officer of Coca-Cola Hellenic Bottling Company S.A., during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined The Coca-Cola Company in 2004 as president, bottling investments and supply chain and was named executive vice president of the The Coca-Cola Company in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Ltd., based in Belfast. He was finance director of Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan serves on the boards of directors of Coca-Cola Enterprises Inc., Coca-Cola FEMSA S.A. and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He also serves as a non-executive director of Co-operation Ireland and Galway University Foundation. He holds a Bachelor of Commerce degree from National University of Ireland in Galway and is an Associate (later fellow) of the Institute of Chartered Management Accountants.

Christos Ioannou

        Mr. Ioannou received his BA from Cornell University in 1994 and his MBA from the MIT Sloan School of Management in 1998. Mr. Ioannou's primary involvement is with J&P (Overseas) and J&P-AVAX, where he serves on both boards of directors. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and Southeast Europe. Mr. Ioannou is also involved in the hotel business, holding directorships in Athinaion SA (Athenaeum Intercontinental) and YES Hotels. Mr. Ioannou also serves on several other boards of directors including Food Plus and Aegean Airlines S.A. Mr. Ioannou is a member of our audit committee.

Haralambos K. Leventis

        Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by Mr. A.G. Leventis. He was involved in the management of a number of companies in the group, including Leventis Motors Ltd, where he was the executive director responsible to the board of directors for the management of the company. Mr. Leventis is a director of several companies in the Leventis group in Nigeria and elsewhere, and also a trustee of the A.G. Leventis Foundation.

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

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	59	Chief Executive Officer
Dimitris Lois	49	Chief Operating Officer
Per Breimyr	48	Group Commercial Director
John Brady	52	Regional Director; Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland
Richard Smyth	51	Regional Director; Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland
Keith Sanders	48	Regional Director; Armenia, Belarus, Poland, Russian Federation and Ukraine
Alain Brouhard	47	Regional Director; Bulgaria, Moldova, Nigeria, Romania and Serbia and Montenegro
Kleon Giavassoglou	58	Supply Chain Services Director
Jan Gustavsson	44	General Counsel, Director of Strategic Development and Company Secretary
Robert Murray	51	Chief Financial Officer
Bernard P. Kunerth	54	Human Resources Director

Doros Constantinou

        Mr. Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under "Directors".

Dimitris Lois

        Mr. Lois joined Coca-Cola Hellenic Bottling Company in June 2007 as executive advisor to the chief executive officer. Prior to his appointment, he served as managing director of Frigoglass S.A. He joined Frigoglass S.A. in 1997, as the general manager of the STIND S.A. glass plant in Bulgaria, later becoming country manager for Bulgaria. In 2000, he was appointed commercial refrigeration director, and in 2001, following Frigoglass S.A.'s acquisition of the Norcool Group and Husky, he was appointed director of the newly created "cool division". He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois started his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including the position of business development manager. In August 2009, Mr. Lois was appointed chief operating officer and is also acting as interim regional director responsible for our operations in Bulgaria, Moldova, Nigeria, Romania and Serbia and Montenegro.

John Brady

        Mr. Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for The Coca-Cola Company and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became regional director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of Coca-Cola Hellenic Bottling Company S.A. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to Coca-Cola Hellenic Bottling Company S.A. as regional director and currently he is responsible for our operations in Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland.

Richard Smyth

        Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia responsible for the company's nutritional drinks business. As vice president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty free business. As regional director, he is currently responsible for our operations in Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland.

Keith Sanders

        Mr. Sanders has been working within the Coca-Cola system for 17 years. Prior to joining Coca-Cola Hellenic Bottling Company S.A. in July 2004, Mr. Sanders was employed as general manager in Bahrain and Saudi Arabia for The Coca-Cola Company. Since joining Coca-Cola Hellenic Bottling Company S.A., Mr. Sanders has been responsible for Russia, Belarus and Armenia. In this role he has demonstrated a key ability to grow our share and explore diversification opportunities while delivering results and improving our position in a very challenging and complex environment. Mr. Sanders was appointed regional director in July 2009 and is currently responsible for our operations in Armenia, Belarus, Poland, Russian Federation and Ukraine.

Alain Brouhard

        Mr. Brouhard will join Coca-Cola Hellenic Bottling Company S.A. effective June 14, 2010 as regional director, responsible for Bulgaria, Moldova, Nigeria, Romania and Serbia and Montenegro. He started his career in Procter & Gamble, where for sixteen years he held a variety of roles with responsibility including field unit manager, national key accounts manager, associate director—customer business development and finally global customer team leader—Global & Western Europe. Mr. Brouhard joined Adidas in 2002, serving as vice president—commercial operations Europe. Under his management, Adidas Europe captured market leadership. In 2005, he took on the role of managing director—Iberia, based in Spain, having responsibility for Spain and Portugal. Among his key achievements was the strengthening of relationships with key accounts which contributed to improved brand equity and increased market share in the region. Finally, since 2007 he held the position of managing director—Italy & Southeast Europe, covering 11 countries. He is credited with the successful integration of the Reebok brand into the Adidas business, the negotiation of the full buy-out of the Adidas brand, and with successful changes in Adidas' route-to-market.

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

Bernard P. Kunerth

        Prior to joining the Coca-Cola bottling system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola bottling system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He became human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004.

        Mr. Constantinou, Dr. Giavassoglou and Mr. Lois are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

Operating Committee

        Our operating committee is comprised of the members of senior management listed above and is chaired by our chief executive officer. The operating committee seeks to ensure effective coordination and decision-making through our business. The committee meets eleven times each year and is responsible for:

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

B.    Compensation

Remuneration policy

        We aim to provide total compensation for our employees that is fair and sufficient to attract and retain people with the right talent and skills necessary to grow the business in order to maximize shareholder value. We also need to motivate employees to achieve business targets and reward them accordingly. To achieve our operating objectives, we must attract, retain and motivate high caliber senior managers for whom we recognize there is an international market. The human resources committee aims to provide total compensation that is competitive by reference to other multinational companies similar to us in terms of size, geographic spread and complexity. In line with our commitment to maximize shareholder value, our policy is to link a significant portion of remuneration for our senior managers to the performance of the business through short and long-term incentives. Equity-related compensation of senior managers aligns the financial interests of senior management with those of our shareholders. Our emphasis is on linking pay with performance by rewarding effective management of long-term business performance, as well as individual achievement.

Compensation and pension benefits of directors and senior management

        Our board of directors believes that the level of remuneration offered to directors and senior management should reflect their experience, responsibility and market value as determined by, among other factors, a comparison with similar multinational companies and should be sufficient to attract and retain high caliber directors and senior management who will guide our company successfully. The remuneration of the directors is subject to the approval of shareholders.

        The total remuneration paid to or accrued for our directors and senior management, including stock option grants, during 2009 amounted to €12.6 million. Pension and post-employment benefits for directors and for our senior management during 2009 amounted to €1.1 million. Members of our senior management either participate in their home country pension scheme or in the Coca-Cola Hellenic International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2009, the individual incentive was based on annual business performance against targets in volume, adjusted EBITDA, economic profit and receivable and inventory days, as well as individual accomplishments against annual objectives. For the purposes of the plan, we define economic profit as adjusted operating profit minus our cost of capital. Adjusted operating profit is calculated as operating profit plus amortization of intangible assets, as applicable, less income tax expense and the "tax shield" as defined in Item 5, "Operating and Financial Review and Prospects—Key Financial Results". For the purposes of the plan, we also define inventory days as the average number of days an item remains in inventory before being sold using the following formula, or average inventory ÷ cost of goods sold × 365 and the receivables days as the average number of days it takes to collect the receivables using the following formula, or average accounts receivables ÷ net sales revenue × 365. Individual objectives set by senior management are designed to be demanding but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. Compensation under the management incentive plan is normally paid in cash. We paid a total of approximately €29.8 million to eligible employees under the plan based on individual and business unit performance for 2009.

Long-term incentive plan

        All middle and senior management, excluding our senior management team presented above, participate in the Coca-Cola Hellenic Long-Term Incentive Plan. We adopted this cash-based plan in 2003 as a replacement of stock options for middle-ranking employees. Incentive payouts for the 2007-2009 plan were based on performance against three-year objectives, which are set every year. We use three years aggregated economic profit as a performance criterion in the plan. The target payout from the plan is determined for each individual based on the level of responsibility, performance and potential. Exceptional business performance may result in awards in excess of the individual target payout. We believe that this plan has a greater motivational impact on the participating employees because rewards are more directly linked to the performance of individual employee's specific business unit than under the stock option plan. We paid a total of approximately €4.9 million to eligible employees under the 2007-2009 plan based on business unit performance measured in terms of economic profit.

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

        The numbers of options awarded are approved by the board of directors upon the recommendation of the human resources committee after reviewing the advice of management and are based on a view of competitive market conditions for employee remuneration and employee performance. The stock option award for the chief executive officer is approved by the board of directors based on the recommendation of the human resources committee.

        We view stock options as a long-term component of the total remuneration package of our senior managers, whose roles have an impact on the results of the business as a whole. We intend to continue issuing stock options to these employees, taking into account, among other factors, our business prospects and financial condition, as well as individual employee performance and potential and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about stock option plans outstanding as at December 31, 2009.

	Exercise Price after the capital return(1)	Vesting status 2009	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 4	€8.29	fully vested	—	—	—	12.12.2010	117,059
Sub Plan 6	8.19	fully vested	—	—	—	12.12.2011	210,388
2003A Stock Option Plan	7.13	fully vested	—	—	—	10.12.2012	16,500
2003-2004 Stock Option Plan/2003 Grant	9.67	fully vested	—	—	—	14.12.2013	86,000
2003-2004 Stock Option Plan/2004 Grant	10.92	fully vested	—	—	—	2.12.2014	145,580
2005-2009 Plan/2005 Grant	14.03	fully vested	—	—	—	1.12.2015	671,513
2005-2009 Plan/2006A Grant	15.07	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan/2006B Grant	13.85	fully vested	—	—	—	22.6.2016	30,000
2005-2009 Plan/2006 Grant	17.21	fully vested	—	—	—	12.12.2016	1,177,151
2005-2009 Plan/2007 Grant	27.25	two thirds	13.12.2010	—	—	12.12.2017	1,393,450
2005-2009 Plan/2008A Grant	23.04	one third	20.06.2010	20.06.2011	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.86	one third	11.12.2010	11.12.2011	—	10.12.2018	1,694,500
2009-2011 Plan/2009 Grant	16.54	none	10.12.2010	10.12.2011	10.12.2012	9.12.2019	1,793,300

Total							7,415,442

(1)
As adjusted for the capital return.

        A summary of the stock option activity under all plans is as follows:

	Number of stock options 2009	Weighted average exercise price before the capital return 2009	Weighted average exercise price after the capital return 2009	Number of stock options 2008	Weighted average exercise price 2008
Outstanding at January 1	6,168,726	€17.58	€—	6,003,549	€18.36
Granted	1,793,300	—	16.54	1,860,500	11.14
Exercised	(140,245)	12.86	11.36	(1,604,340)	12.84
Expired	(26,472)	11.37	9.87	—	—
Forfeited	(379,867)	19.16	17.66	(90,983)	20.46

Outstanding at December 31	7,415,442	—	16.33	6,168,726	17.58

Exercisable at December 31	4,007,973	—	16.76	2,792,853	17.70

        Compensation expense recorded for the year ended December 31, 2009, 2008 and 2007 for all stock options was €6.4 million, €9.3 million and €5.8 million, respectively. The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2009, 2008 and 2007 was 7.9 years, 8.2 years and 7.4 years, respectively.

        At the annual general meeting in June 2005, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 4,950,000 ordinary shares, subject to approval by the board of directors. Further to the decision of the extraordinary general meeting in October 2007 approving the bonus shares issuance, the maximum number of stock options has been changed to 7,417,417 for the plan 2005-2009. During 2007, the board of directors approved the grant of 1,532,200 stock options under this authorization, at an exercise price of €28.75, representing approximately 0.4% of our outstanding share capital as of December 31, 2007. Our senior management team received an aggregate of 915,000 stock options under this grant for their performance. During 2008, the board of directors approved the grant of 30,000 stock options at an exercise price of €23.04 (as adjusted for the capital return in 2009) and the grant of 1,830,500 stock options at an exercise price of €9.86 (as adjusted for the capital return in 2009), representing approximately 0.5% of our outstanding share capital as of December 31, 2008.

        At the annual general meeting in June 2009, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the board of directors, for the period 2009-2011, During 2009, the board of directors approved the grant of 1,793,300 stock options at an exercise price of €16.54 representing approximately 0.5% of our outstanding share capital as of December 31, 2009. Our senior management team received an aggregate of 1,164,000 stock options under this grant for their recent performance.

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

        You should read note 25 to our consolidated financial statements for additional information on our stock option compensation plans.

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

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2009.

	Exercise price after the capital return	Vesting status 2009	End of option period	Number of SARs outstanding
2000	€8.29	fully vested	12.12.2010	35,400
2001	8.19	fully vested	12.12.2011	19,350
2003	9.67	fully vested	12.14.2013	6,000
2005	14.03	fully vested	12.01.2015	16,500

Total				77,250

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2009	Weighted average exercise price before the capital return 2009	Weighted average exercise price after the capital return 2009	Number of SARs 2008	Weighted average exercise price 2008
Outstanding at January 1	152,266	€11.23	€—	251,815	€12.64
Exercised	(69,698)	11.37	9.87	(90,854)	14.72
Expired	(5,318)	11.37	9.87	—	—
Forfeited	—	—	—	(8,695)	15.55

Outstanding at December 31	77,250	11.10	9.60	152,266	11.23

Exercisable at December 31	77,250	11.10	9.60	152,266	11.23

        In 2009, we recorded in the income statement a debit of €0.5 million relating to SARs, compared to a credit of €2.3 million and a debit of €3.3 million recorded in 2008 and 2007, respectively. The aggregate intrinsic value for the vested SARs at December 31, 2009 was €0.5 million, compared to nil and €4.2 million at December 31, 2008 and 2007, respectively.

        The weighted average remaining contractual life of share options outstanding under the stock appreciation rights schemes at December 31, 2009, 2008 and 2007 was 2.5 years, 2.2 years and 2.6 years, respectively.

Stock purchase plan

        We operate an employee share ownership plan, The Coca-Cola Hellenic Stock Purchase plan, in which eligible employees can participate. The human resources committee of the board of directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in our ordinary shares by contributing to the plan monthly. We match up to a maximum of 3% of the employees' salary by way of contribution. Our contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees' name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, we match the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which we make in December, and matching shares purchased in December vest immediately. Dividends received in respect of shares held by the trust accrue to the employees. Shares held in the plan are treated as outstanding for purposes of determining earnings per share.

        Forfeited shares (i) do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over twelve months and the unamortized deferred compensation is reflected in shareholders' equity.

        During 2009, 334,859 shares were purchased by us, compared to 302,654 in 2008 and 116,568 in 2007, as matching shares to employee investments. The charge to the income statement in 2008 totaled €4.8 million, compared to €4.8 million in 2008 and €3.8 million in 2007. Of this amount, €1.0 million represented employer contributions made for Greek resident employees, compared to €1.2 million for 2008 and €1.4 million for 2007. The cost of unvested matching shares held by the trust at the end of 2009, before they vest to employees, was €3.8 million compared to €3.6 million and €2.4 million at the end of 2008 and 2007, respectively. The total number of shares held by the trust at December 31, 2009, 2008 and 2007 was 2,327,925, 1,588,959 and 1,259,893, respectively. The total contribution made by employees to the trust during 2009 was €5.5 million, compared to €5.6 million and €4.2 million during 2008 and 2007, respectively.

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

        The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at December 31, 2009, 2008 and 2007 were €95.3 million, €95.9 million and €98.2 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at December 31, 2009, 2008 and 2007 were €2.3 million, €2.9 million and €6.4 million, respectively.

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Croatia, Nigeria, Poland and Slovenia.

        The total amounts set aside or accrued for jubilee plans for employees as at December 31, 2009, 2008 and 2007 were €7.0 million, €6.7 million and €6.2 million, respectively.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at nine of our subsidiaries. Our contributions to these plans were €10.6 million in 2009, €10.0 million in 2008 and €7.9 million in 2007.

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

        Our board of directors meets at regular intervals during the year. There are certain matters that are reserved for full consideration by the board of directors, including issues of policy, strategy and approval of our chart of authority and business plans. The members of our board of directors are supplied on a timely basis with comprehensive information on the business development and financial position of our company, the form and content of which the board of directors believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to our general counsel, as well as independent professional advice at the expense of our company. All directors have full access to the chief executive officer, senior managers, as well as our external auditors and our internal audit team.

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

        In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group (of which Kar-Tess Holding S.A. is the sole remaining member) and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our profit after tax (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Directors' service agreements

        Mr. Constantinou, our chief executive officer, has an employment agreement with us. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

        The human resources committee is comprised of the following three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Alexander B. Cummings and Mr. George A. David, OBE, MFR. The chairman of the human resources committee is appointed by the board of directors. The chief executive officer and the human resources director typically attend meetings of the human resources committee, except when the discussions concern matters affecting them personally. The human resources committee meets at least four times a year. The human resources committee operates in accordance with a written charter and is responsible for:

  •
  establishing the principles governing our human resources policy, which will guide management decision-making and action;

  •
  overseeing the evaluation of senior management;

  •
  overseeing succession planning and approving the appointments and terminations of senior managers;

  •
  overseeing the talent management framework to ensure a continuous development of talent for key roles;

  •
  establishing our compensation strategy and approving company-wide compensation and benefit plans, as well as compensation for senior managers;

  •
  making recommendations to the board of directors regarding compensation of the chief executive officer;

  •
  establishing the policies governing severance and approve severance terms for the chief executive officer and senior managers;

  •
  approving contracts of employment signed with the chief executive officer and senior managers;

  •
  making recommendations to the board of directors regarding the appointment of the chief executive officer and the members of the board; and

  •
  considering other topics as appropriate.

Audit committee

        The audit committee is comprised of three non-executive directors who are independent: Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Christos Ioannou. Following Mr. Samir Toubassy's retirement on June 26, 2009, Mr. Antonio D'Amato joined our audit committee and served until Mr. Ioannou was appointed to the audit committee effective March 19, 2010. The chairman of the audit committee is appointed by the board of directors. Our chief financial officer, as well as our general counsel, external auditors and the director of our internal audit normally attend all meetings of the audit committee. The director of internal audit, as well as the external auditors, regularly meets with the audit committee without the presence of our management, to discuss the adequacy of internal control over financial reporting and any other matters deemed relevant for the attention of the committee. The audit committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The audit committee meets at least four times a year. The audit committee operates under a written charter and is responsible for:

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

  •
  administering and enforcing, in conjunction with the board of directors, our code of ethics for senior management and directors;

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

Social responsibility committee

        The social responsibility committee is comprised of three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. Alexander B. Cummings and Mr. George A. David. The chief executive officer and the director of public affairs typically attend meetings of the social responsibility committee. The committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of our social and environmental goals. The social responsibility committee operates in accordance with a written charter and is responsible for:

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

        The internal audit function monitors the internal financial control system across all the countries in which we operate and reports to management and the audit committee on its findings. The work of the internal audit function is focused on the areas of greatest risk to the company, as determined by using a risk based approach to audit planning. As part of our commitment to maintain and strengthen best practices in corporate governance matters, we consistently seek to enhance our internal control environment and risk management capability across our organization.

        The internal audit function prepares audit reports and recommendations following each audit and appropriate measures are then taken to implement such recommendations. Status reports on management's action plans to internal audit findings are provided to the audit committee and board of directors on a biannual basis. The chief executive officer, along with regional and country managers, as well as our chief financial officer, general counsel and corporate controller each receive a copy of such summary.

Disclosure committee

        A disclosure committee has been established and disclosure controls and procedures have been adopted to ensure the accuracy and completeness of our public disclosures. The disclosure committee is comprised of our chief financial officer, our general counsel and director of strategic development, our director of investor relations and our corporate controller.

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

Internal control processes

        Our board of directors acknowledges that it has ultimate responsibility for ensuring that we have adequate systems of financial control. It should be noted that such systems of financial control can provide only reasonable and not absolute assurance against material misstatements or loss. In certain of the territories in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We review our systems of financial control regularly in order to minimize such losses. The board of directors has adopted a chart of authority defining financial and other authorization limits and setting procedures for approving capital and investment expenditure. The board of directors also approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against targets set forth in such plans and budgets. A key focus of the financial management strategy is the protection of our earnings stream and management of our cash flow.

The identification and management of risk

        We have adopted a strategic Enterprise Wide Risk Management, or EWRM, approach to risk management, providing a fully integrated common risk management framework across the company. The primary aim of this framework is to minimize the organization's exposure to unforeseen events and to provide certainty to the management of identified risks in order to create a stable environment within which we can deliver our operational and strategic objectives. There are two principal EWRM objectives:

  •
  the compilation and maintenance of an up-to-date risk portfolio detailing the risks to the achievement of our operational and strategic objectives; and

  •
  consistent and replicable risk identification, management and escalation of identified risks across the company.

        These objectives are achieved by:

  •
  regular risk reviews within the countries to chart and verify progress of the management of the identified risk exposure;

  •
  followed by escalation of significant operational risks together with progress on agreed management actions to the regional directors; and

  •
  annual communication of cumulative regional risk exposure to the operating committee and audit committee.

        Outputs from this EWRM process are embedded in all business planning activities.

        Insurance is secured to cover any residual insurable risk exposure such as catastrophic-level property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

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

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding S.A. and two are designated by The Coca-Cola Company. We have also appointed four directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato and Mr. Nigel Macdonald. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. Alexander Cummings and Mr. George A. David. Our human resources committee does not have sole authority to determine our chief executive officer's compensation. Such authority rest with the board of directors.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2009, 2008 and 2007.

	Average number of employees in
	2009	2008	2007
By Activity
Production and Warehousing	16,450	17,101	17,359
Sales and Marketing	18,914	19,001	17,547
Administration	4,573	5,748	5,432
Distribution	4,293	5,791	5,162

Total	44,231	47,641	45,500

By Segment
Established Countries	9,771	9,760	9,606
Developing Countries	7,921	8,128	7,691
Emerging Countries	26,539	29,753	28,203

Total	44,231	47,641	45,500

        We employ a significant number of temporary employees each year to meet the increased demand for our products during the second and third quarters. On average, in 2009, we employed approximately 2,481 temporary full-time equivalent employees.

        Approximately 24% of our employees were members of the 46 independent trade unions operating in our business as of December 31, 2009. Trade union participation varies within our unionized countries, for example, in Nigeria, 97% of our nearly 6,000 employees are union members, whereas in Romania approximately 20% of our nearly 2,000 employees are union members. Part of our workforce in Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro is also unionized. A further 45% of our employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace. In countries where unions do not exist, we typically recommend the establishment of employee bodies for the purposes of information and consultation.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, we comply with local legislation in relation to information and consult with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2009, there were 1,570 redundancies due to operational changes. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good.

        Aside from a period of industrial action in Ireland and some sporadic labor actions of short duration in Italy, restructuring in 2009 took place without incident and there was no disruption to supply as a result. We worked hard to ensure our affected employees were treated fairly, with dignity and respect, in accordance with our values. We provided severance packages that met and frequently exceeded statutory requirements. As with any major organizational change, we developed plans in consultation with unions and works councils where relevant. We also liaised with the Select Committee of our European Works Council, or EWC, and engaged in regular dialogue with local works councils and town hall meetings attended by all employees.

        The Coca-Cola HBC EWC was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations in our countries that joined the EU in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, our EWC was enlarged to include representatives from the most recently admitted members of the EU, Bulgaria and Romania, as well as Cyprus which became one of our territories in 2006. Our EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for information and consultation on transnational matters affecting more than one of our countries in the EU. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions.

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series, or OHSAS, 18000 across all territories. The health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18000 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations. This means that 69% of plants are now certified, representing approximately 75% of our volume. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. We anticipate that in 2010 an additional 11 manufacturing plants are scheduled to achieve certification, in line with our plans to certify all of our plants over the next few years.

        During 2009, 53 health and safety systems audits and 26 compliance audits on behalf of The Coca-Cola Company were conducted by independent agencies in 67 of our 77 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards going-forward.

E.    Share Ownership

        Except as disclosed below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of our board of directors beneficially owns more than 1% of our ordinary shares. You should read Item 6 "Directors, Senior Management and Employees—Compensation" for further information on the stock option plans and stock appreciation rights available to directors and senior management.

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

        Our principal shareholders are Kar-Tess Holding S.A. (a Luxembourg company) holding approximately 29.5% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.3% of our outstanding ordinary shares. Four members of our board of directors, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, were nominated by Kar-Tess Holding S.A. and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding S.A. However, each of these individuals disclaims such beneficial ownership.

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

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, Kar-Tess Holding S.A. and The Coca-Cola Company may be deemed to constitute a "group" pursuant to the rules of the SEC, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, Kar-Tess Holding, The Coca-Cola Company Entities and CCHBC Grouping for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in us by Kar-Tess Holding S.A. and The Coca-Cola Company as at May 21, 2010.

(1)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at May 21, 2010.

Name	Percentage of ordinary shares	Number of ordinary shares
The Kar-Tess Group(1)
Kar-Tess Holding S.A.(1)	29.5	107,808,273
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(2)	12.3	45,002,970
Atlantic Industries(2)	7.9	28,774,369
Refreshment Product Services, Inc.	3.0	10,833,612
Other shareholders related to The Coca-Cola Company(2)	0.1	501,127

	23.3	85,122,078
Credit Suisse Group AG
Credit Suisse International	4.9	18,050,000
Other shareholders related to Credit Suisse Group AG	0.4	1,489,729

	5.3	19,539,729

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

Key bottler of The Coca-Cola Company

        We are the third largest independent bottler of products of The Coca-Cola Company in the world in terms of volume and the second largest in terms of net sales revenue, and we believe that we have strategic importance within the Coca-Cola bottling system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2009, the products of The Coca-Cola Company accounted for approximately 95% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and we believe that The Coca-Cola Company shares this view.

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

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2009 amounted to €1,246.0 million as compared to and €1,297.2 in 2008 and €1,208.5 million in 2007. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €37.6 million in 2009, as compared to €93.7 million in 2008 and €75.2 million in 2007. In 2009, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €70.4 million compared to €102.0 million in 2008 and €86.8 million in 2007. In addition to concentrate, we purchase from Beverage Partners Worldwide finished goods. The cost of these purchases amounted to nil in 2009, as compared to €2.0 million in 2008 and €3.6 million in 2007.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €56.9 million, €45.8 million and €53.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2009, such contributions totaled €39.9 million as compared to €37.6 million in 2008 and €44.1 million in 2007. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling, delivery and expenses or cost of goods sold. In 2009, these contributions amounted to €22.5 million compared to €15.2 million in 2008 and €21.9 million in 2007. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

        The Coca-Cola Company also makes support payments for the placement of cold drink equipment, in recognition of the importance of our strategy to invest in the placement of cold drink equipment in order to increase higher margin immediate consumption sales. Support payments are recognized over the life of the asset. The total amount of such payments was nil in 2009 and 2008 as compared to €40.5 million in 2007. Payments received are deferred and amortized over the life of the asset and are recognized as a reduction to our selling expenses. These support payments are subject to reimbursement if certain conditions stipulated in the agreements are not met including minimum volume. Further support payments are made solely at the discretion of The Coca-Cola Company.

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

Amounts payable to and receivable from The Coca-Cola Company and Beverage Partners Worldwide

        At December 31, 2009, The Coca-Cola Company owed us €64.2 million, as compared to €106.8 million as at December 31, 2008, and €93.7 million as at December 31, 2007. We owed The Coca-Cola Company a total of €125.1 million as at December 31, 2009, compared to €160.0 million and €131.5 million as at December 31, 2008 and 2007, respectively. As of December 31, 2009, we owed €1.7 million to Beverage Partners Worldwide and Beverage Partners Worldwide owed to us €0.3 million. This compared with €4.1 million and €7.8 million owed to Beverage Partners Worldwide and €0.6 million and €1.0 million owed by Beverage Partners Worldwide to us, as at December 31, 2008 and 2007, respectively.

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

        Other income primarily comprises rent, facility and other items of €4.4 million in 2009 compared to €2.9 million in 2008 and €5.2 million in 2007 and a toll-filling relationship in Poland of €15.0 million in 2009 compared to €18.2 million in 2008 and €14.7 million in 2007. Other expenses in 2009 relate to facility costs charged by The Coca-Cola Company and shared costs. These other expenses amounted to €1.5 million in 2009, €2.5 million in 2008 and €0.6 million in 2007, and are included in operating expenses.

        During 2009, we sold €20.5 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €11.7 million for 2008 and €13.0 million for 2007.

        In March 2008, we formed a three party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories. During 2009, we received reimbursement for direct marketing expenses incurred of €0.5 million, compared to €0.8 million in 2008. As at December 31, 2009, the receivables from Ilko Hellenic Partners GmbH were €1.3 million, compared to €2.6 million at December 31, 2008.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2009 and 2008, we made no purchases of finished goods from other Coca-Cola bottlers, compared to €0.7 million of finished goods in 2007, incurred €0.1 million of expenses compared to nil and €2.4 million in 2008 and 2007, respectively, and did not record any income, compared to €0.1 million in 2008, with respect to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2009 and 2008, we had no payables to such bottlers, compared to €0.5 million as at December 31, 2007.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, glass bottles and crowns. Boval S.A., the parent of Kar-Tess Holding S.A., currently owns 44.1% of Frigoglass S.A.

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

        In 2009, we made purchases from Frigoglass S.A. totaling €58.8 million compared to €117.5 million in 2008 and €95.8 million in 2007. The purchases from Frigoglass S.A. in 2009 were comprised of €21.3 million for coolers and other cold drink equipment and spare parts and €37.5 million for raw and packaging materials and other purchases. This compares to €82.6 million for the purchase of coolers and other cold drink equipment and spare parts and €34.9 million for purchases of raw and packaging materials in 2008 and €64.2 million and €31.6 million, respectively, in 2007. The reduction in total purchases between 2008 and 2009 primarily reflects the fact that planned capital expenditure for cold drink equipment was significantly reduced in 2009.

        As at December 31, 2009, we owed €3.6 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to us €4.7 million. This compared with €12.2 million and €4.6 million owed to Frigoglass S.A. and €1.8 million and €1.0 million owed by Frigoglass S.A. to us as at December 31, 2008 and 2007, respectively. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 16.0% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2009, our Nigerian subsidiary purchased from Leventis Overseas and AG Leventis (Nigeria) plc chemicals, raw materials, spare parts and fixed assets totaling €10.4 million. This compares to €13.7 million for 2008 and €12.2 million for 2007. In 2009, we did not sell any finished goods and raw materials to Leventis Overseas and AG Leventis (Nigeria) plc, compared to sales of €0.2 million of finished goods and raw materials in 2008, and we incurred rental expenses of €2.9 million, compared to rental expenses of €0.4 million and €0.1 million for 2008 and 2007, respectively. At December 31, 2009, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €2.2 million, compared to €1.1 million and €1.7 million, as at December 31, 2008 and 2007, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to us €0.2 million, compared to nil and €0.2 million, as at December 31, 2008 and 2007, respectively.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2009 we did not purchase any finished goods and other materials, compared to €0.2 million in 2008 and nil in 2007, and did not record any income from Plias S.A., compared to €0.2 million in 2008 and nil in 2007. At December 31, 2009, we were owed nil from Plias S.A. and its subsidiaries, compared to €0.6 million and €0.5 million as at December 31, 2008 and 2007, respectively, and we owed €0.2 million to Plias S.A. and its subsidiaries, compared to nil at December 31, 2008 and 2007.

Other related parties

        During 2009, we purchased €2.1 million of raw materials and finished goods, compared to €3.0 million in 2008 and nil in 2007, and €0.2 million of fixed assets from other related parties, compared to €0.6 million in 2008 and nil in 2007. Further, we incurred expenses of €1.0 million and recorded income of €0.2 million, compared to €2.6 million and €0.1 million, respectively, in 2008 and nil in 2007. At December 31, 2009, we owed €0.4 million to, and were not owed any amounts by other related parties, compared to €0.4 million and €0.1 million, respectively at December 31, 2008 and nil at December 31, 2007.

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

  •
  appoint our top executive (chief executive officer); or

  •
  approve our annual budget and annual business plan.

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

        On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that we allegedly failed to comply with the decision of January 25, 2002. On August 31, 2006, we deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, we increased the charge to our 2006 financial statements in connection to this case.

        On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of €2.8 million was recognized in our 2007 income statement. We have appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. We believe that we have substantial legal grounds for our appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of our competitors have also appealed the decision of the Court of Appeals. The hearing of the cases on May 5, 2010 was postponed and they are still pending before the Supreme Administrative Court of Greece.

        In relation to the Greek Competition Authority's decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on January 21, 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

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

Dividends policy

        You should read Item 3, "Key Information—Selected Financial Data—Dividends and Dividend Policy" for a discussion of our policy on dividend distributions.

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

	euro per ordinary share
	High	Low
Calendar Year
2005	16.99	11.79
2006	20.00	14.87
2007	29.60	18.60
2008	32.20	8.00
2009	18.84	8.80
2010 (through May 21, 2010)	20.98	15.70
Calendar Quarter
2008
First Quarter	32.20	26.72
Second Quarter	31.00	16.88
Third Quarter	18.22	15.02
Fourth Quarter	15.46	8.00
2009
First Quarter	12.16	8.80
Second Quarter	15.45	10.74
Third Quarter	18.19	14.58
Fourth Quarter	18.84	13.80
2010
First Quarter	20.98	15.70
Second Quarter (through May 21, 2010)	20.84	17.25
Month
December 2009	16.65	14.89
January 2010	17.19	15.70
February 2010	18.00	16.06
March 2010	20.98	18.30
April 2010	20.84	19.50
May 2010 (through May 21, 2010)	19.94	17.25

        On October 15, 2007 our shareholders approved a share capital increase of €60.6 million through the partial capitalization of share premium and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each.

        Our market capitalization as at May 21, 2010, was approximately €6.5 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 20, 2007.

	dollars per ADS
	High	Low
Calendar Year
2005	21.03	15.40
2006	26.65	18.89
2007	43.89	24.87
2008	48.93	11.00
2009	28.10	10.93
2010 (through May 21, 2010)	28.26	21.65
Calendar Quarter
2008
First Quarter	47.50	38.91
Second Quarter	48.93	26.23
Third Quarter	28.22	21.34
Fourth Quarter	21.86	11.00
2009
First Quarter	16.10	10.93
Second Quarter	21.77	14.20
Third Quarter	26.36	20.07
Fourth Quarter	28.10	21.65
2010
First Quarter	27.47	21.94
Second Quarter (through May 21, 2010)	28.26	21.65
Month
December 2009	24.18	22.48
January 2010	25.02	22.18
February 2010	24.58	21.94
March 2010	27.47	24.81
April 2010	28.26	25.50
May 2010 (through May 21, 2010)	26.37	21.65

        Fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        We have been listed on the Athens Exchange since 1991, and we are part of the Athens Exchange Composite Index. We are one of the largest companies, based on market capitalization, quoted on the Athens Exchange. Our ordinary shares trade on the Athens Exchange under the symbol "EEEK". The Athens Exchange is the primary trading market for our ordinary shares. Our shares are also listed on the London Stock Exchange and, until September 2, 2009, the Australian Stock Exchange, by way of CHESS Depository Interests, or CDIs. Trading of our CDIs on the Australian Stock Exchange was suspended from the close of the market on August 26, 2009 with delisting of our CDIs effected at the close of trading on September 2, 2009. In addition, our ordinary shares are listed on the New York Stock Exchange under the symbol "CCH". Our shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts, or ADRs. Each ADR represents one ordinary share. We have a sponsored ADS facility, with Citibank N.A. acting as Depositary under an Amended and Restated Deposit Agreement dated April 30, 2010. Prior to this date the Depositary was The Bank of New York Mellon.

        As at December 2009, and based exclusively on external research performed by Thomson Reuters, there were 104 holders of our ordinary shares in the United States holding an aggregate of 23,897,434 ordinary shares, or approximately 6.5% of our current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.3%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in December 2009, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        Following authorization by Law 3152/2003, the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation, or the Regulation, which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Following authorization by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Finally, the Regulation was once more substantially amended and restated by Law 3606/2007. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of seven (7) main categories:

  •
  Large Cap Category;

  •
  Small and Medium Cap Category;

  •
  Under Surveillance Category;

  •
  Limited Free Float and Special Stock Exchange Characteristics Category;

  •
  Under Suspension Category;

  •
  Fixed Income Securities Category; and

  •
  Category of Exchange Traded Funds, or ETFs.

        When shares are listed for the first time on the Securities Market of the Athens Exchange they will fall within one of the first two categories.

        As at March 1, 2010, 55 companies had shares classified in the Large Cap category of the Athens Exchange, 152 companies had shares classified in the Small and Mid Cap category, 41 companies had shares classified in the Limited Free Float and Special Stock Exchange Characteristics Category, 26 companies had shares classified in the Under Surveillance Category and 12 had been classified in the Under Suspension Category.

        The Large Cap Category consists of those companies that have a market capitalization of more than €100.0 million and free float more than 20%. Also in this category the companies that participate need to meet the following criteria of financial performance: shareholders equity of no less than €15.0 million and cumulative three year adjusted EBITDA of no less than €16.0 million and no less than €4.0 million per annum or cumulative three year pre-tax profits of no less than €12.0 million and no less than €3.0 million per annum. In addition to the above, a company being admitted to trading in the Large Cap Category for the first time should have a minimum capitalization of €150.0 million. The companies that have either a small free float (less than 15%) of the total of its common shares or price below €0.30 per share for 3 consecutive days or annual sales income below €3.0 million are classified in the Limited Free Float and Special Stock Exchange Characteristics category, while companies that are in financial distress are classified in the Under Surveillance Category. Lastly, companies that have been identified as being in continued financial distress can be classified in the Under Suspension Category under which there is no trading of the stock. In all other cases the companies are classified under the Small and Mid Cap category.

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

        On April 28, 2010 the Hellenic Capital Market Commission banned for two months all short-selling of stocks listed on the Athens Exchange. The announcement was made "after taking into account the conditions prevailing in the Greek market" and came a day after Standard & Poor's downgraded Greece's long- and short-term sovereign debt credit ratings.

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

        Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System, or OASIS, an electronic trading system, on behalf of their customers or on their own behalf. As at March 1, 2010, the Athens Exchange had 74 members (including the remote members), the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies and banks. The investment services companies need to have a minimum share capital of €0.5 million if only engaging in receiving and transmitting buy and sell orders, €1.5 million if providing a variety of investment services and €5.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating license from the Hellenic Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the EU or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 49 leading listed Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of May 21, 2010, our market capitalization represented approximately 13.8% of the ATHEX Main Market Composite Index and approximately 8.4% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2005	3,663.9	2,818.3	3,663.9
2006	4,395.4	3,379.3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008	5,207.4	1,626.6	1,786.5
2009	2,896.9	1,469.4	2,196.2
2010 (through May 21, 2010)	2,327.6	1,582.2	1,595.1

Trading on the Athens Exchange

        Athens Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 5.00 p.m., Athens time, for the Large Cap category. For the Mid and Small Cap categories the trading starts at 10.30 a.m. and concludes at 12.00 p.m. and the trading resumes again at 02.00 p.m. and ends at 5.00 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10.15 a.m. until 10.30 a.m. for the Large Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Large Cap category the after hours trading session is between 5.00 p.m. to 5.20 pm. Between 5.00 p.m. to 5.20 p.m. trades are executed at any price. The closing price is determined either by the closing auction or from the weighted average price of the last 30% of the trades of the session. For the Mid and Small Cap category there is also "an after hours" trading session from 5.00 p.m. to 5.20 p.m. for orders placed with instructions to execute "at Closing".

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

        The Athens Exchange authorities maintain the right to change the minimum value of a block trade. Block trades are executed by competent personnel of the Athens Exchange that check the abovementioned requirements and authorize the block trade. The minimum value for a block trade is as follows:

  •
  for shares with an average daily turnover of the stock traded that is less than €25.0 million, the minimum value of a block trade is €250 thousand;

  •
  for shares with an average daily turnover of the stock traded that is equal or greater than 25.0 million and up to €50.0 million, the minimum value of a block trade is €400 thousand; and

  •
  in case of shares with average daily turnover of the stock traded equal or greater than €50.0 million, the minimum value of a block trade is €500 thousand.

        The Greek stock market authorities have not advised on the time that the normal regulation will re-apply on the block's trading.

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

        Law 3606/2007 implementing the Directive on Markets and Financial Instruments abolished numerous limitations on over the counter trading of listed securities. Furthermore, a newly enacted amendment of the Regulation regarding clearing and settlement has facilitated the execution of over the counter transactions, or OTC, through orders of Investment Services Firms, while in the recent past over the counter transactions were only executed through the facilities of the Central Securities Depositary department of the Hellenic Exchanges. These over the counter transactions are not subject to price limitations.

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

        To participate in the Dematerialized Securities System, or SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more Athens Exchange members or custodian banks as authorized operators of their SAT accounts. Only the authorized operators have access to balances and other information concerning a SAT account. The Athens Exchange has also introduced the possibility of holding a joint SAT account for two or more investors.

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

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of our issued share capital as of December 31, 2009, is €182,769,537.50 divided into 365,539,075 ordinary registered shares with a par value of €0.50 each, all of which is paid-up. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
October 15, 2007	Capitalization of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
November 20, 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
February 28, 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
May 13, 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
August 7, 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50
August 28, 2009	Issue of shares(15)	365,407,848	€0.50 per share	2,875.50	182,703,924.00
October 16, 2009	Capitalization of reserves(16)	365,407,848	€1.50 per share	548,111,772.00	730,815,696.00
October 16, 2009	Re-capitalization(16)	365,407,848	€1.50 per share	(548,111,772.00)	182,703,924.00
November 23, 2009	Issue of shares(17)	365,539,075	€0.50 per share	65,613.50	182,769,537.50

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

(10)
Our shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of share premium and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

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

(15)
On August 28, 2009, our board of directors resolved to increase our share capital by 5,751 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €64,042.

(16)
On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, we realized the capital return on December 2, 2009.

(17)
On November 23, 2009, our board of directors resolved to increase our share capital by 131,227 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €1,702,869.

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

Dividends

Determination of dividends

        We distribute dividends out of our non-consolidated profit after tax as determined under IFRS. This is in line with EU regulation and enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing January 1, 2005. Dividends may only be distributed after an amount between 5% and 30% of our adjusted after-tax profit has been deducted for the formation of a reserve account. We make deductions until the amount of the reserve equals one-third of our authorized share capital. After we have made the relevant deductions, we are required to pay dividends which must be at least 35% of our adjusted after-tax profit (on an unconsolidated basis) after subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by us for a period exceeding 10 years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by our shareholders.

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

Undistributed dividends

        There are provisions of Greek law providing for a minimum cash dividend that we are obliged to distribute if we have profits on an unconsolidated basis. Such minimum dividend must be at least 35% of our profit after tax on an unconsolidated basis. We may decide not to distribute dividends following a shareholders' resolution passed by a supermajority of at least 65% of our paid up share capital. However, in case of such a 65% supermajority, the undistributed amount of the minimum dividends is transferred to a special reserve account and must be capitalized and converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to our shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date. We may not distribute dividends and not make any transfer to a special reserve account in case a shareholders' resolution is passed by a supermajority of at least 70%.

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

  •
  five days prior to a general meeting, the shareholder must deposit with our treasury department a certificate issued by the Central Securities Depositary, or CSD, department of Hellenic Exchanges S.A. stating that such ordinary shares have been transferred to the special account of the shareholder and are blocked from transfer to third parties, or the receipt evidencing deposit of the CSD certificate with the Deposits and Loans Fund or with any banking institution, in Greece or abroad. Shareholders may deposit a CSD certificate with a banking institution abroad if the invitation to the relevant general meeting specifies the banking institution with which the CSD certificate may be deposited;

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

        A similar obligation exists for a shareholder who owns more than 10% of our total voting rights when the percentage of the shareholder's voting rights is increased or decreased by 3% or more.

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

C.    Material Contracts

        You should read Item 5, "Operating Financial Review and Prospects," and Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of our material contracts, as well as Item 19, "Exhibits" for a list of our material contracts.

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

        This summary is based on tax laws and regulations in effect in Greece on the date of this annual report which are subject to change without notice. For example, in response to the economic crisis in Greece, the Greek government recently announced a new tax law. Potential purchasers should consult their own tax advisers concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax), possible changes therein, or other tax consequences of the ownership and disposition of the ordinary shares or ADSs.

Corporate taxation

        The profit before tax of Greek société anonymes was taxed at a flat rate of 35% until 2004. The rate was reduced to 32% in 2005, to 29% in 2006 and to 25% for 2007 up to and including 2009. With effect for balance sheet earnings closing on 31 December 2010, onwards,,two separate corporate tax rates are introduced for non-distributed and distributed profits of Greek société anonymes. Non-distributed profits will be taxed at 24%, gradually reduced by 1% per financial year from 2011 through to 2014, when it will finally set at 20% whereas distributed profits will be taxed at 40%. The 40% tax rate will also apply to profits carried forward which are either distributed or capitalized on or after January 1, 2011.

Taxation of dividends

        Dividends (including shares allocated to shareholders from capitalized profits or reserves, but excluding the capitalization of share premium reserve or certain other reserves), distributed by Greek société anonymes are subject to withholding tax at 10%. This withholding tax applies to distributions approved by the general meetings of shareholders of Greek société anonymes held on or after January 1, 2009. Certain exceptions for corporate shareholders exist to this withholding tax requirement. Because of the specific nature of these exceptions, we recommend to obtain professional tax advice for guidance.

        Dividend income deriving from financial statements drafted as of December 31, 2010 and thereafter are not subject to withholding tax. When earned by Greek tax resident individuals, such dividend income shall be taxed as normal income and the tax paid at the level of the société anonyme is credited against the income tax due. In case that the net profit of a Greek société anonyme also includes profits deriving from its participation in other Greek corporate entities, which have also been subject to the 40% tax, the part of the tax that has already paid and corresponding to these profits is deducted from the 40% tax due.

Taxation of capital gains

        Under Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the Athens Exchange that have been acquired before January 1, 2011 are tax exempt as follows:

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

        Pursuant to Article 38 of Law 2238/94, capital gains from the sale of securities listed on stock exchanges outside Greece, including the ADSs, earned by Greek natural persons or legal entities without obligation to maintain double entry accounting records are also exempt from taxation. Legal entities that maintain double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are added to the account of the enterprise and will be taxed accordingly. Capital gains of US holders (as defined below in United States Taxation—Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares or ADSs will not be subject to income tax in Greece.

        According to recent amendments in Article 38 of Law 2238/1994, the tax treatment of the capital gains that will result from the sale of securities listed on the Athens Exchange, foreign exchanges or other internationally recognized exchanges in respect of securities (including ADSs) acquired for whatever reason on or after January 1, 2011 are subject to the following tax treatment:

        Greek tax resident individuals selling listed shares held prior to their sale for a period exceeding twelve months are exempt from income tax on any gains arising from such sales. A tax of 20% or 10%, depending on whether shares had been held for a period of less than three months or for a period between three and twelve months respectively prior to being sold, is withheld against such individuals' final income tax liability. Any losses realized from the sale of listed shares are offset against gains acquired within the same period. The same rules apply in respect of foreign companies, for which there is proof that they are controlled by or operating on behalf of Greek tax resident individuals.

        Subject to protection under any applicable Treaty for the Avoidance of Double Taxation, non Greek tax resident individuals selling shares listed on the Athens Exchange are taxed at a final 20% or 10% on any gains arising from such sales, depending on whether shares had been held for a period of less than three months or for a period between three and twelve months respectively prior to being sold, whereas they are exempt from such income tax if shares had been held for more than twelve months.

        Greek tax resident business entities selling listed shares held prior to their sale for a period exceeding twelve months are exempt from income tax. Such entities are liable to a 20% income tax on any gains arising from such sales, if shares had been held for a period of less than three months prior to being sold, or to 10% income tax, if shares had been held for a period between three and twelve months prior to being sold. Taxpayers keeping Greek double entry books must record net gains from sales of listed shares in special reserves, which are fully subject to income tax in case they are capitalized or distributed, with a possibility to offset against it losses on sales of shares, as well as to deduct any tax withheld against the relevant final income tax liability.

        The same rules apply in respect of non Greek tax resident legal entities selling shares listed on the Athens Exchange, subject to protection under any applicable Treaty for the Avoidance of Double Taxation.

Transfer taxes and charges

        A transfer tax is imposed on sales of securities listed in the Athens Exchange in respect of shares acquired before January 1, 2011 at the rate of 0.15% of the sale price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.08% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller. Finally, the above transfer tax at the rate of 0.15% is imposed on transfers of ADSs, in case the seller is a Greek tax resident or a foreign enterprise, which has a permanent establishment in Greece.

        Transfer tax of 0.15% is abolished on transfers of listed shares in respect of shares acquired on or after January 1, 2011.

Stamp duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

        Inheritance or succession taxes are payable in Greece on listed shares of Greek domiciled companies or foreign securities at the rates of 0.6% or 1.2% for relatives of first or second degree. With regard to third degree relatives, inheritance or succession taxes are payable on a progressive system, the rates of which range from 0% to 40%. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force (effective up to April 22, 2010).

        Following recent amendments in the Code of Taxation of Inheritance and Donations with effect from April 23, 2010 onwards, inheritance and succession taxes payable in Greece on listed shares of Greek domiciled companies or foreign securities are calculated based on tax scales which vary according to the degree of kinship (first, second or third degree relatives). With respect to first degree relatives inheritance or succession taxes are payable on a progressive system the rates of which range from 0% to 10%, for second degree from 0% to 20% and for third degree from 0% to 40%.

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

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. You must include any Greek tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends- received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Taxation of capital gains

        Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

        We believe that our ordinary shares and ADSs should not be treated as stock of a passive foreign investment company, PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

I.     Subsidiary Information

        See Item 4, "Information on the Company—Organizational Structure".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        You should read Item 5, "Operating and financial review and prospects—Market risk" , as well as note 29 to our consolidated financial statements included elsewhere in this annual report for quantitative and qualitative disclosures about market risk.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by a holder of American Depositary Shares

        Citibank N.A., as Depositary, collects fees for delivery and surrender of ADSs directly from investors or from intermediaries acting for them depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) (A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)

• Distribution of deposited securities by the Depositary to ADS registered holders
$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders
Applicable Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions
• Converting foreign currency to US dollars
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees and other direct and indirect payments made by the Depositary to the Company

        No fees or other direct or indirect payments were made by the Depositary to the Company for the year ended 31 December 2009. During the year ended December 31, 2009, the Depositary was The Bank of New York Mellon. With effect from April 30, 2010, Citibank N.A. is acting as Depositary for our sponsored ADS facility.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.     Disclosure Controls and Procedures

        We have evaluated, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, our disclosure controls and procedures as of December 31, 2009 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our operations in Nigeria, Romania and the Russian Federation. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2009, the individual and aggregate impact of all such incidents was immaterial to our consolidated financial statements.

  b.     Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2009.

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

  d.     Changes in Internal Control over Financial Reporting

        There has been no change in our internal controls over financial reporting for the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting apart from the gradual implementation of SAP software applications, which we expect to further strengthen our internal control environment. For additional information on our implementation of SAP, see Item 4, "Information on the Company—Business Overview—Information technology".

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors believes that both Mr. Kent Atkinson and Mr. Nigel Macdonald are financial experts as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees and all other fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.8 million for the year ended December 31, 2009, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.7 million for the year ended December 31, 2008, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services totaled approximately €0.1 million for the year ended December 31, 2009 and €0.2 million for the year ended December 31, 2008.

Tax fees

        No fees paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, compared to approximately €0.1 million in 2008.

All other fees

        Other than the fees described above, no other amounts were paid to PricewaterhouseCoopers S.A. or affiliates in respect of the years ended December 31, 2009 and December 31, 2008.

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

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

        None. Our board of directors believes that all members of our audit committee satisfy the independence requirement of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended. Mr. Christos Ioannou replaced Mr. Antonio D'Amato effective March 19, 2010. Mr. Antonio D'Amato also satisfied the independence requirement of Rule 10A-3.

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

        Based on the shareholders' agreement (described in detail above under Item 7, "Major Shareholders and Related Party Transactions") between Kar-Tess Holding S.A. and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding S.A. and two are designated by The Coca-Cola Company. The remaining directors are jointly designated by Kar-Tess Holding S.A. and The Coca-Cola Company Entities too. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Christos Ioannou. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Mr. Alexander Cummings, Mr. George A. David and Sir Michael Llewellyn-Smith. Our human resources committee does not have sole authority to determine our chief executive officer's compensation.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

ITEM 19   EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended on October 16, 2009(1)
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on May 20, 2002(2)
2.1	Amended and Restated Deposit Agreement between Coca-Cola Hellenic Bottling Company S.A. and Citibank, N.A., dated April 30, 2010(1)
2.2
€500.0 million Multicurrency Revolving Credit Facility Agreement, dated December 18, 2009 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and ING Bank N.V. with ING Bank N.V., London Branch acting as Facility Agent(1)
2.3
Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V., as guarantors(1)
2.4	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2003(2)
2.5	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.3)(2)
3.1
Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(3)
3.2
Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(3)

Exhibit Number	Description
3.3	Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A. and Socomex S.A.(2)
3.4
Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)(3)
3.5
Amended and Restated Shareholders' Agreement, dated December 29, 2008 by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding S.A.(4)
4.1	Form of European Bottlers' Agreement(4)
4.2	European Bottlers' Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.(5)
4.3	Form of International (Non-European) Bottlers' Agreement(4)
4.4	Form of Distribution Agreement(3)
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.(6)
4.6
Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited(3)
4.7	Letter from The Coca-Cola Company, dated August 15, 2003(2)
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for our countries that entered the European Union on May 1, 2004(6)
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Item 4—Information On The Company—Organizational Structure" in the Annual Report)
11.1	Code of Ethics(6)
12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002(7)

(1)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2009, as filed with the SEC on June 4, 2010.

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

(5)
Incorporated by reference to the Annual Report on Form 20-FR12B of Coca-Cola Hellenic Bottling Company S.A. for the year ended December 31, 2001 and the six-month period ended June 28, 2002, as filed with the SEC on September 30, 2002.

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

Date: June 4, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting appearing in Item 15(b) of the 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 29, 2010

Consolidated Balance Sheet

		As at 31 December
	Note	2009 € million	2008 € million
Assets
Intangible assets	4	1,874.1	1,918.0
Property, plant and equipment	5	2,961.3	2,994.2
Equity method investments	6	36.2	38.8
Available-for-sale financial assets	7	17.7	15.3
Interest rate swap contracts	8	71.9	104.4
Deferred tax assets	9	29.6	29.3
Other non-current assets	10	57.5	40.4

Total non-current assets		5,048.3	5,140.4

Inventories	11	425.1	475.5
Trade receivables	12	830.6	789.8
Other receivables	12	232.3	346.4
Derivative assets	8	11.6	25.4
Current tax assets		16.9	19.7
Cash and cash equivalents	13	232.0	724.6

Total current assets		1,748.5	2,381.4

Total assets		6,796.8	7,521.8

Liabilities
Short-term borrowings	14	307.0	921.3
Trade payables	15	308.0	408.0
Other payables	15	961.3	904.2
Current tax liabilities		66.3	41.1

Total current liabilities		1,642.6	2,274.6

Long-term borrowings	14	2,100.6	1,893.3
Cross-currency swap contracts	8	175.4	159.7
Deferred tax liabilities	9	142.3	134.4
Non-current provisions	16	129.6	119.0
Other non-current liabilities		10.4	10.0

Total non-current liabilities		2,558.3	2,316.4

Total liabilities		4,200.9	4,591.0

Equity
Share capital	17	182.8	182.7
Share premium	17	1,113.8	1,665.0
Treasury shares	18	(14.9)	—
Exchange equalisation reserve	18	(309.1)	(191.9)
Other reserves	18	368.8	366.7
Retained earnings		1,151.8	818.2

Equity attributable to owners of the parent		2,493.2	2,840.7
Non-controlling interests		102.7	90.1

Total equity		2,595.9	2,930.8

Total equity and liabilities		6,796.8	7,521.8

The Notes on pages F-8 to F-90 are an integral part of these consolidated financial statements.

Consolidated Income Statement

		Year ended 31 December
	Note	2009 € million	2008 € million	2007 € million
Net sales revenue	3	6,543.6	6,980.7	6,461.9
Cost of goods sold		(3,905.5)	(4,169.6)	(3,807.3)

Gross profit		2,638.1	2,811.1	2,654.6

Operating expenses	19	(1,987.2)	(2,151.7)	(1,952.0)
Impairment of intangible assets	4,19	—	(189.0)	—
Restructuring costs	19	(44.9)	—	—
Other items	19	32.8	(15.8)	—

Operating profit	3	638.8	454.6	702.6
Finance income		9.4	16.9	11.7
Finance costs		(82.2)	(125.3)	(97.5)

Finance costs, net	20	(72.8)	(108.4)	(85.8)
Share of results of equity method investments	6	(1.9)	0.1	(1.6)

Profit before tax		564.1	346.3	615.2
Tax	3,21	(142.5)	(106.4)	(128.4)

Profit after tax		421.6	239.9	486.8

Attributable to:
Owners of the parent		399.2	227.6	472.3
Non-controlling interests		22.4	12.3	14.5

		421.6	239.9	486.8

Basic and diluted earnings per share (€)	22	1.09	0.62	1.30

The Notes on pages F-8 to F-90 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2009 € million		2008 € million		2007 € million
Profit after tax		421.6		239.9		486.8
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses)/gains during the year	(0.1)		(7.7)		4.1
Valuation losses/(gains) reclassified to profit and loss for the year	6.5	6.4	(4.8)	(12.5)	—	4.1

Cash flow hedges:
Amounts of (losses)/gains during the year	(6.4)		14.4		(1.2)
Amounts of (gains)/losses reclassified to profit and loss for the year	(9.7)	(16.1)	1.3	15.7	0.6	(0.6)

Foreign currency translation		(79.5)		(289.2)		(42.8)
Share of other comprehensive income of equity method investments		(0.7)		(2.2)		—
Income tax relating to components of other comprehensive income (refer to Note 23)		3.2		(1.2)		(0.9)

Other comprehensive income for the year, net of tax (refer to Note 23)		(86.7)		(289.4)		(40.2)

Total comprehensive income for the year		334.9		(49.5)		446.6

Total comprehensive income attributable to:
Owners of the parent		315.1		(56.3)		432.5
Non-controlling interests		19.8		6.8		14.1

		334.9		(49.5)		446.6

The Notes on pages F-8 to F-90 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2007	121.0	1,697.5	—	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Bonus shares	60.6	(61.2)	—	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	—	8.7	—	8.7
Share-based compensation:
Options	—	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)
Total comprehensive income for the year, net of tax(1)	—	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6

Balance as at 31 December 2007	181.9	1,644.7	—	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by
non-controlling interests in Croatia	—	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Total comprehensive income for the year, net of tax(2)	—	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)

Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8

(1)
The amount included in the exchange equalisation reserve of €42.4m loss for 2007 represents the exchange losses attributable to the owners of the parent.

The amount included in other reserves of €2.6m income for 2007 represents movements relating to the available-for-sale and the cash flow hedges reserves of €4.1m income and €0.6m loss respectively, net of deferred income tax amounting to €0.9m.

The amount of €14.1m income included in non-controlling interests for 2007 represents the share of non-controlling interests in the exchange equalisation reserve of €0.4m loss and in retained earnings of €14.5m income.

(2)
The amount included in the exchange equalisation reserve of €285.9m loss for 2008 represents the exchange losses attributable to the owners of the parent of €283.7m plus the share of equity method investments of €2.2m loss.

The amount included in other reserves of €2.0m income for 2008 represents movements relating to the available-for-sale and the cash flow hedges reserves of €12.5m loss and €15.7m income respectively, net of deferred income tax amounting to €1.2m.

The amount of €6.8m income included in non-controlling interests for 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €5.5m loss and in retained earnings of €12.3m income.

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
Total comprehensive income for the year, net of tax(3)	—	—	—	(77.6)	(6.5)	399.2	315.1	19.8	334.9

Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9

(3)
The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount charged to other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2m.

The amount of €19.8m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income.

For further details, please refer to: Note 17 Share capital and share premium; Note 18 Reserves; Note 24 Shares held for equity compensation plan; Note 25 Stock option compensation plans; and Note 28 Dividends.

The Notes on pages F-8 to F-90 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2009 € million	2008 € million	2007 € million
Operating activities
Profit after tax		421.6	239.9	486.8
Finance costs, net	20	72.8	108.4	85.8
Share of results of equity method investments	6	1.9	(0.1)	1.6
Tax charged to the income statement	3,21	142.5	106.4	128.4
Depreciation of property, plant and equipment	3,5	360.7	365.4	354.0
Employee share options	25	6.4	9.3	5.8
Amortisation of intangible assets	3,4	4.7	3.7	3.4
Adjustments to intangible assets	4,19	2.2	1.2	0.8
Impairment of intangible assets	4,19	—	189.0	—
Losses on available-for-sale financial assets transferred from equity	19	6.5	—	—
Other items		—	15.8	—

		1,019.3	1,039.0	1,066.6
Losses/(gains) on disposals of non-current assets		10.5	(12.3)	(3.9)
Decrease in inventories		39.1	0.7	(90.1)
Decrease/(increase) in trade and other receivables		30.1	(130.1)	(103.9)
(Decrease)/increase in trade and other payables		(12.5)	109.8	91.7
Tax paid		(89.3)	(129.8)	(100.6)

Net cash from operating activities		997.2	877.3	859.8

Investing activities
Payments for purchases of property, plant and equipment		(383.9)	(590.5)	(546.8)
Payments for purchases of intangible assets		(0.5)	(3.9)	(5.8)
Proceeds from sales of property, plant and equipment		18.2	42.7	27.3
Proceeds from sales of trademarks and other intangible assets		—	35.0	—
Net payments for investments		(4.7)	(35.3)	(3.5)
Interest received		10.5	16.8	10.8
Net receipts from/(payments for) acquisitions	27	17.5	(225.3)	(191.6)

Net cash used in investing activities		(342.9)	(760.5)	(709.6)

Financing activities
Return of capital to shareholders		(546.3)	—	—
Payments of expenses related to the share capital increase		(6.0)	—	—
Share buy-back payments	18	(16.6)	—	—
Payment of expenses related to bonus shares issue		—	—	(0.6)
Proceeds from shares issued to employees exercising stock options	17	1.8	21.1	8.7
Dividend paid to owners of the parent	28	(102.3)	(91.3)	(77.5)
Dividend paid to non-controlling interests		(5.3)	(11.5)	(11.9)
Proceeds from external borrowings		1,199.8	1,937.3	199.8
Repayments of external borrowings		(1,508.0)	(1,231.7)	(233.7)
Principal repayments of finance lease obligations		(85.3)	(67.5)	(42.2)
Interest paid		(75.1)	(133.6)	(98.8)

Net cash (used in)/from financing activities		(1,143.3)	422.8	(256.2)

Net (decrease)/increase in cash and cash equivalents		(489.0)	539.6	(106.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0	305.5
Net (decrease)/increase in cash and cash equivalents		(489.0)	539.6	(106.0)
Effect of changes in exchange rates		(3.6)	(12.0)	(2.5)

Cash and cash equivalents at 31 December	13	232.0	724.6	197.0

The Notes on pages F-8 to F-90 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.     Basis of preparation and accounting policies

Description of business

        Coca-Cola Hellenic Bottling Company S.A. ('Coca-Cola Hellenic') is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc ('CCB') by Hellenic Bottling Company S.A. ('HBC'). Coca-Cola Hellenic and its subsidiaries (collectively 'the Company' or 'the Group') are principally engaged in the production and distribution of non-alcoholic beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in Europe and Nigeria. Information on the Company's operations by segment is included in Note 3.

        Coca-Cola Hellenic's shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic's American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

        These consolidated financial statements were approved for issue by the Board of Directors on 18 March 2010 and are expected to be verified at the Annual General Meeting to be held on 21 June 2010.

Basis of preparation

        The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards ('IFRS') issued by the International Accounting Standards Board ('IASB') and IFRS as adopted by the European Union ('EU').

        All IFRS issued by the IASB, which apply to the preparation of these consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group ('EFRAG').

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments.

Basis of consolidation

        Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets transferred, shares issued and/or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets of the subsidiary acquired is recorded as goodwill.

        All material intercompany transactions and balances between Group companies are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by the Group.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgement areas, to differ from management's estimates by up to 10%, the Group's tax expense would increase (or decrease) by less than €3.0m.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

        The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 16.

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

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract. All other listing fees as well as marketing and promotional incentives are expensed as incurred. The amount of listing fees capitalised at 31 December 2009 was €26.9m (2008: €36.9m, 2007: €42.1m). Of this balance, €16.6m (2008: €23.2m, 2007: €28.0m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees expensed for the year ended 31 December 2009 amounted to €123.4m (2008: €148.6m, 2007: €117.7m). Marketing and promotional incentives provided to customers during 2009 amounted to €167.9m (2008: €159.6m, 2007: €121.4m).

        Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers. These contributions are accrued and matched to the expenditure to which they relate. In 2009, such contributions totalled €39.9m (2008: €37.6m, 2007: €44.1m).

Earnings per share

        Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

        Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

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

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group's trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

        The useful life of franchise agreements is based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

        The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

        Goodwill and fair value adjustments arising on the acquisition of subsidiaries are included in the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

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

        Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

        Freehold land is not depreciated as it is considered to have an indefinite life.

        Deposits received for returnable containers by customers are accounted for as deposit liabilities.

        Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not subject to amortisation but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

        All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

        Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

        The equity method of accounting involves recognising the Group's share of the associates' profit or loss for the period in the income statement and its share of the post-acquisition movement of the associates' reserves in the Group's reserves. The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

        The Group's interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Other investments

        The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss ('FVTPL'), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

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

        For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets until the financial assets are derecognised, at which time the cumulative gains or losses previously in equity are recognised in the income statement.

        Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

        Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets' previous carrying amount and their fair value less costs to sell.

Inventories

        Inventories are stated at the lower of cost and net realisable value.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

        Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

        Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable's carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

        Trade payables are recognised initially at fair value and, when applicable, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

        The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

        The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate. The exchange differences arising on translation are recorded directly to equity as part of the exchange equalisation reserve. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

        Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in net profit or loss for the period, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Cash and cash equivalents

        Cash and cash equivalents comprise cash balances and highly liquid investments with a maturity of three months or less when purchased. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

        All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs associated with the loan or borrowing.

        After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount or premium associated with a loan or borrowing is amortised to the income statement over the borrowing period. Gains or losses associated with loans and borrowings carried at amortised cost, which are not part of a hedging relationship, are recognised in the income statement over the borrowing period and when the loans and borrowings are derecognised or impaired.

Derivative financial instruments

        The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, solely as economic and accounting hedges to manage interest, currency and commodity price risk associated with the Group's underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

        All derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

        At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

        Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss. Amounts recognised directly in equity are recycled to profit and loss as the related asset acquired or liability assumed affects profit and loss. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise. Regular way purchases and sales of financial assets are accounted for at their trade date.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Leases

        Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

        Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

        Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in other long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

        Provisions are recognised as follows: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

        The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the greater of the defined benefit obligation or the fair value of plan assets. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the remaining vesting period, which represents the average remaining service life of participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the remaining vesting period.

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

        For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 26.

        In addition, the Group operates a stock purchase plan, in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost in the balance sheet, within equity, as shares held for equity compensation plan until they vest.

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

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company's subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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

Share capital

        Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

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

        Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability.

Comparative figures

        Comparative figures have been reclassified where necessary to conform with changes in presentation in the current year. In the consolidated cash flow statement, interest received (2009: €10.5m) is presented as investing activities and therefore the comparative figure (2008: €16.8m, 2007: €10.8m) has been reclassified from financing activities to investing activities.

Accounting pronouncements adopted in 2009

        In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2009. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company.

        In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 introduces new disclosure requirements relating to segmental reporting and provides guidance on operating segments. IFRS 8 also expands significantly the disclosure requirements for segment information at interim reporting dates. The EU endorsed IFRS 8 in November 2007. IFRS 8 is applicable for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting this standard.

        In March 2007, the IASB issued a revision of IAS 23, Borrowing Costs. Under the revised standard, entities no longer have the option to immediately recognise, as an expense, borrowing costs related to the acquisition, construction, or production of qualifying assets that require a substantial period of time to be prepared for their intended use or sale. These costs must now be capitalised as part of the cost of the asset. The revised standard is applicable for annual periods beginning on or after 1 January 2009. The Group's practice prior to the issuance of the revised standard was to capitalise eligible borrowing costs. As such there was no impact to the consolidated financial statements as a result of adopting this revised standard.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        In July 2007, the IFRIC issued IFRIC 13, Customer loyalty programmes, which is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 requires that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is treated as a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group's operations do not engage in any significant customer loyalty programmes and therefore there was no material impact to the consolidated financial statements as a result of adopting this interpretation.

        In September 2007, the IASB issued a revision of IAS 1, Presentation of Financial Statements. The revised standard prohibits the presentation of comprehensive income in the statement of changes in equity, requiring 'non-owner changes in equity', such as comprehensive income, to be presented separately from 'owner changes in equity'. All non-owner changes in equity are required to be shown either in one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised standard was adopted by the Group on 1 January 2009. The income statement and the statement of comprehensive income are presented separately.

        In January 2008, the IASB issued an amendment to IFRS 2, Share-Based Payment. The amendment clarifies that only service conditions and performance conditions are vesting conditions, and other features of a share-based payment are not vesting conditions. In addition, it specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is effective for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting this amendment.

        In February 2008, the IASB issued an amendment to IAS 32, Financial Instruments: Presentation and an amendment to IAS 1, Presentation of Financial Statements. The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation as equity, where those financial instruments have particular features and meet specific conditions. These amendments are effective for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting these amendments.

        In January 2009, the IFRIC issued IFRIC 18, Transfers of Assets from Customers. The IFRIC relates to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or both. If the transferred asset meets the definition of an asset, it must be recorded by the entity at its fair value on the date of the transfer. IFRIC 18 is effective for transfers received on or after 1 July 2009. As of the date of these financial statements, the Group has not entered into any such agreements and therefore adopting this interpretation did not have an impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        In March 2009 the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures. The new disclosures clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument. In addition, the amendments require the establishment of a three-level hierarchy for making fair value measurements whereby disclosure is required to indicate which level of the hierarchy has been used for each fair value measurement on the balance sheet. The amendment is effective prospectively for periods beginning on or after 1 January 2009. The Group has adopted this amendment as of its effective date and has included the additional disclosures required by this amendment in the consolidated financial statements (refer to Note 29).

Accounting pronouncements not yet adopted

        At the date of approval of these financial statements, the following standards and interpretations relevant to Company's operations were issued but not yet effective:

        In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration should be measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognised in profit or loss. Goodwill may be calculated based on the parent's share of net assets or it may include goodwill related to the non-controlling interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in annual periods beginning on or after 1 July 2009. Assets and liabilities arising from business combinations occurring before the date of adoption by the Group will not be restated and thus there will be no effect on the Group's reported income or net assets on adoption. The revised standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the revision on the consolidated financial statements.

        In January 2008, the IASB issued an amendment to IAS 27, Consolidated and Separate Financial Statements. The amendment relates primarily to the accounting for non-controlling interests and the loss of control of a subsidiary. The amendment requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. Additionally, any remaining interest in a non-controlling interest is re-measured to fair value. The amended standard is applicable to annual periods beginning on or after 1 July 2009. The amended standard has not yet been adopted by the EU. The amended standard applies prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the amendment on the consolidated financial statements.

        In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation applies to pro-rata distributions of non-cash assets to owners and clarifies the recognition and measurement criteria for dividends. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009. The interpretation has not yet been adopted by the EU. The interpretation is not expected to have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        In April 2009, the IASB issued an amendment to IFRS 2, Share Based Payment as part of its annual improvements process published in April 2009. The standard has been amended to confirm that the contribution of a business on the formation of a joint venture and common control transactions are not within the scope of IFRS 2. The amended standard is effective for annual periods beginning on or after 1 July 2009. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statements.

        In April 2009, the IASB issued an amendment to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations as part of its annual improvements process published in April 2009. The amendment specifies the disclosures required in respect of non-current assets classified as held for sale or discontinued operations. The amended standard is effective prospectively for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. Since the amendment relates to assets held for sale and discontinued operations, it is not possible to assess in advance the impact on the consolidated financial statements of the Group.

        In April 2009, the IASB issued an amendment to IFRS 8, Operating Segments as part of its annual improvements process published in April 2009. The standard has been amended to clarify that a measure of segment assets should be disclosed only if that amount is regularly provided to the chief operating decision maker. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statement disclosures.

        In April 2009, the IASB issued an amendment to IAS 1, Presentation of Financial Statements as part of its annual improvements process published in April 2009. The standard has been amended to clarify the classification of the liability component of a convertible instrument as current or non-current. If an unconditional right to defer settlement of a liability for at least twelve months after the reporting period does not exist, the liability should be classified as current. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group does not currently have an unconditional right to defer settlement of the liability component of a convertible instrument and therefore this amendment is not expected to have a material impact on the consolidated financial statements.

        In April 2009, the IASB issued an amendment to IAS 7, Statement of Cash Flows as part of its annual improvements process published in April 2009. The standard has been amended to clarify the disclosure of cash flows arising from investing activities to include only expenditures that result in a recognised asset on the balance sheet. The amended standard is effective for periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group shall adopt this amendment as of its effective date. The amendment is not expected to have a material impact on the consolidated financial statements.

        In April 2009, the IASB issued an amendment to IAS 17, Leases as part of its annual improvements process published in April 2009. The standard has been amended to remove the rebuttable presumption that land leases are operating leases unless title is expected to pass to the lessee at the end of the lease term. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. This amendment is not expected to have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        In April 2009, the IASB issued an amendment to IAS 36, Impairment of Assets as part of its annual improvements process published in April 2009. The amendment clarifies the allocation of goodwill to an operating segment in response to the amendment of IFRS 8, Operating Segments. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group tests for impairment at the cash generating unit level which corresponds to the operating segment level. Accordingly, the adoption of this amendment is not expected to have a material impact on the consolidated financial statements.

        In April 2009, the IASB issued an amendment to IAS 38, Intangible Assets as part of its annual improvements process published in April 2009. The amendment clarifies the description of valuation techniques commonly used to measure intangible assets at fair value when assets are not traded in an active market and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amended standard is effective for annual periods beginning on or after 1 July 2009. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statements.

        In April 2009, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement as part of its annual improvements process published in April 2009. The amendments to the standard provide a scope exemption for forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination. The amendments also clarify that the gains or losses on a hedged instrument should be reclassified from equity to profit or loss during the period that the hedged forecast cash flows affect profit or loss. In addition, the amendments provide clarification on treating loan pre-payment penalties as closely related derivatives. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendments have not yet been adopted by the EU. The amendments are not expected to have a material impact on the consolidated financial statements.

        In June 2009, the IASB issued amendments to IFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary of a Group should account for cash-settled share-based payment arrangements in its own financial statements. The amendments state that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the Group settles the transaction, and no matter whether the transaction is settled in shares or cash. In IFRS 2 a 'Group' has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries. The amended standard is effective for annual periods beginning on or after 1 January 2010 and must be applied retrospectively. The amendments incorporate guidance previously included in IFRIC 8, Scope of IFRS 2 and IFRIC 11, IFRS 2—Group and Treasury Share Transactions which have already been adopted by the Group. The amendments have not yet been adopted by the EU. The amendments are not expected to have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

        In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. The standard also requires a single impairment method to be used, replacing the numerous impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2013. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

        In November 2009, the IFRIC issued amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendments correct an unintended consequence of IFRIC 14, originally issued in 2007, whereby in some circumstances entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. The amended interpretation is effective for periods beginning on or after 1 January 2011. The amendments have not yet been adopted by the EU. The Group does not have material assets from voluntary prepayments for minimum funding contributions and therefore the amendments are not expected to have a material impact on the Group's financial statements.

        In November 2009, the IFRIC issued IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. The interpretation addresses accounting used by entities issuing equity instruments in order to settle, in full or in part, a financial liability. The Interpretation states that if a debtor issues an equity instrument to a creditor to extinguish all or part of a financial liability those equity instruments are "consideration paid" in accordance with IAS 39 and the debtor should derecognise the financial liability fully or partly. The interpretation also states that the debtor should measure the equity instruments issued to the creditor at fair value and the debtor should recognise in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The interpretation is effective for annual periods beginning on or after 1 July 2010, with earlier application permitted. The interpretation has not yet been adopted by the EU. The interpretation is not expected to have an impact on the Group's financial statements.

Notes to the Consolidated Financial Statements (Continued)

2.     Exchange rates

        Coca-Cola Hellenic translates the income statements of subsidiary operations to euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2009	Average 2008	Average 2007	Closing 2009	Closing 2008
US dollar	1.40	1.48	1.37	1.44	1.42
UK sterling	0.89	0.80	0.69	0.90	0.97
Polish zloty	4.34	3.55	3.78	4.15	4.20
Nigerian naira	206.76	176.81	172.50	213.71	200.84
Hungarian forint	279.86	252.60	251.46	272.70	265.98
Swiss franc	1.51	1.58	1.64	1.49	1.50
Russian rouble	44.18	36.69	35.06	43.33	41.37
Romanian leu	4.23	3.69	3.34	4.21	3.99
Ukrainian hryvnia	10.92	7.75	6.95	11.47	10.86

3.     Segmental analysis

        Coca-Cola Hellenic has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

        The Group's operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group's reportable segments are the same as those described in Note 1. The Group's Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on operating profit.

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental analysis (Continued)

        There are no material amounts of sales or transfers between the Group's segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

Year ended 31 December	Note	2009 € million	2008 € million	2007 € million
Volume in unit cases(1)
Established		743.2	692.1	678.6
Developing		388.3	406.6	381.9
Emerging		937.8	1,016.8	958.3

Total volume in unit cases		2,069.3	2,115.5	2,018.8

Net sales revenue
Established		2,927.8	2,704.0	2,634.6
Developing		1,149.1	1,348.4	1,186.0
Emerging		2,466.7	2,928.3	2,641.3

Total net sales revenue		6,543.6	6,980.7	6,461.9

Adjusted EBITDA(2)
Established		425.7	369.8	412.6
Developing		165.0	193.5	186.8
Emerging		428.6	475.7	467.2

Total adjusted EBITDA		1,019.3	1,039.0	1,066.6

Depreciation of property, plant and equipment
Established		(122.3)	(108.5)	(116.6)
Developing		(77.0)	(72.8)	(70.8)
Emerging		(161.4)	(184.1)	(166.6)

Total depreciation of property, plant and equipment	5	(360.7)	(365.4)	(354.0)

Amortisation of intangible assets
Established		(1.4)	(1.1)	(1.3)
Developing		(0.5)	(0.4)	(0.3)
Emerging		(2.8)	(2.2)	(1.8)

Total amortisation of intangible assets	4	(4.7)	(3.7)	(3.4)

(1)
One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2)
We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental analysis (Continued)

Year ended 31 December	Note	2009 € million	2008 € million	2007 € million
Other non-cash items(3)
Established		(4.4)	(180.6)	(5.2)
Developing		(1.2)	(1.7)	(0.5)
Emerging		(9.5)	(33.0)	(0.9)

Total other non-cash items		(15.1)	(215.3)	(6.6)

Operating profit
Established		297.6	79.6	291.8
Developing		86.3	118.6	114.7
Emerging		254.9	256.4	296.1

Total operating profit		638.8	454.6	702.6

Interest expense and finance charges
Established		(59.6)	(105.6)	(95.9)
Developing		(4.7)	(5.7)	(4.2)
Emerging		(51.1)	(76.6)	(37.6)
Corporate		(122.3)	(213.6)	(176.0)
Inter-segment interest expense		159.2	282.9	215.8

Total interest expense and finance charges	20	(78.5)	(118.6)	(97.9)

Finance income
Established		9.1	20.9	23.2
Developing		1.9	5.6	4.1
Emerging		41.3	44.9	25.3
Corporate		116.4	228.4	174.9
Inter-segment finance income		(159.3)	(282.9)	(215.8)

Total finance income	20	9.4	16.9	11.7

Income tax expense
Established		(87.5)	(48.7)	(59.9)
Developing		(20.5)	(26.2)	(21.3)
Emerging		(31.4)	(28.6)	(46.0)
Corporate		(3.1)	(2.9)	(1.2)

Total income tax expense	21	(142.5)	(106.4)	(128.4)

Reconciling items
Net foreign exchange translation (losses)/gains	20	(3.7)	(6.7)	0.4
Share of results of equity method investments	6	(1.9)	0.1	(1.6)

Profit after tax		421.6	239.9	486.8

(3)
Other non-cash items comprise adjustments to intangible assets of €2.2m (2008: €1.2m, 2007: €0.8m) (refer to Note 19), losses on available-for-sale financial assets reclassified to the profit and loss from equity of €6.5m (2008: nil, 2007: nil) (refer to Note 19), stock option expenses of €6.4m (2008: €9.3m, 2007: €5.8m) (refer to Note 25) and in 2008, impairment of intangible assets of €189.0m (refer to Note 4) and the impact of the fire in Benin City, Nigeria of €15.8m (refer to Note 19).

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental analysis (Continued)

Year ended 31 December	Note	2009 € million	2008 € million	2007 € million
Expenditure on non-current assets(4)
Established		96.6	156.0	175.1
Developing		48.8	132.0	125.0
Emerging		239.0	306.4	252.5

Total expenditure on non-current assets		384.4	594.4	552.6

Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		30.9	239.1	16.4
Developing		—	—	—
Emerging		—	(8.5)	44.2

Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	30.9	230.6	60.6

Assets
Established		3,512.1	3,390.0	3,099.1
Developing		1,059.1	1,081.0	1,097.4
Emerging		2,421.2	2,724.6	2,616.3
Corporate (less inter-segment receivables)		(195.6)	326.2	(178.5)

Total assets		6,796.8	7,521.8	6,634.3

Liabilities
Established		3,101.5	2,715.2	2,482.5
Developing		273.2	354.8	368.3
Emerging		1,086.5	1,359.1	1,096.2
Corporate (less inter-segment payables)		(260.3)	161.9	(365.0)

Total liabilities		4,200.9	4,591.0	3,582.0

(4)
Total additions of property, plant and equipment for the year ended 31 December 2009 were €370.0m (2008: €760.5m, 2007: €666.7m).

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental analysis (Continued)

        The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group's country of domicile), Russia and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

	2009 € million	2008 € million	2007 € million
Non-current assets(5)
Greece	196.2	197.2	197.7
Russia	792.3	859.8	757.2
Italy	1,080.6	1,086.0	789.5
All countries, other than Greece, Russia and Italy	2,822.2	2,807.8	3,065.4

Total non-current assets	4,891.3	4,950.8	4,809.8

Net sales revenue from external customers
Greece	714.3	728.9	699.0
Russia	878.2	1,122.3	1,046.6
Italy	1,166.4	904.2	861.7
All countries, other than Greece, Russia and Italy	3,784.7	4,225.3	3,854.6

Total net sales revenue from external customers	6,543.6	6,980.7	6,461.9

(5)
Excluding financial instruments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4.     Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2009	1,842.4	159.9	91.9	22.9	2,117.1
Additions	—	—	—	0.5	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 19)	(2.2)	—	—	—	(2.2)
Adjustments arising on prior year acquisitions (refer to Note 27)	(7.8)	(23.1)	—	—	(30.9)
Foreign currency translation	(2.5)	(0.1)	(3.2)	(0.8)	(6.6)

As at 31 December 2009	1,829.9	136.7	88.7	22.6	2,077.9

Amortisation
As at 1 January 2009	185.3	—	6.4	7.4	199.1
Charge for the year	—	—	1.6	3.1	4.7

As at 31 December 2009	185.3	—	8.0	10.5	203.8

Net book value as at 1 January 2009	1,657.1	159.9	85.5	15.5	1,918.0

Net book value as at 31 December 2009	1,644.6	136.7	80.7	12.1	1,874.1

Cost
As at 1 January 2008	1,769.0	10.1	119.8	20.5	1,919.4
Additions	—	—	—	4.4	4.4
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 19)	(1.2)	—	—	—	(1.2)
Intangible assets arising on current year acquisitions (refer to Note 27)	89.1	150.0	—	—	239.1
Adjustments arising on prior year acquisitions	(7.0)	—	—	(1.5)	(8.5)
Disposals	(6.6)	—	(17.5)	(0.2)	(24.3)
Foreign currency translation	(0.9)	(0.2)	(10.4)	(0.3)	(11.8)

As at 31 December 2008	1,842.4	159.9	91.9	22.9	2,117.1

Amortisation
As at 1 January 2008	—	—	1.4	5.0	6.4
Charge for the year	—	—	1.3	2.4	3.7
Impairment	185.3	—	3.7	—	189.0

As at 31 December 2008	185.3	—	6.4	7.4	199.1

Net book value as at 1 January 2008	1,769.0	10.1	118.4	15.5	1,913.0

Net book value as at 31 December 2008	1,657.1	159.9	85.5	15.5	1,918.0

        Goodwill and other indefinite-lived intangible assets are allocated to the Group's cash-generating units, which correspond to the country of operation, for both management and impairment testing purposes.

Notes to the Consolidated Financial Statements (Continued)

4.     Intangible assets (Continued)

        The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2009 € million	2008 € million
Intangible assets not subject to amortisation
Goodwill	1,644.6	1,657.1
Franchise agreements	136.7	159.9
Trademarks	79.3	82.1

	1,860.6	1,899.1
Intangible assets subject to amortisation
Trademarks	1.4	3.4
Water rights	2.6	2.8
Other intangible assets	9.5	12.7

	13.5	18.9

Total intangible assets	1,874.1	1,918.0

        The following table sets forth the carrying value of goodwill and other indefinite-lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2009.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	638.7	126.9	765.6
Switzerland	310.0	—	310.0
Total Ireland	288.9	—	288.9

Total	1,237.6	126.9	1,364.5

        The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008 the test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their recoverable amounts and consequently that those assets were impaired. As a result, an impairment charge of €189.0m was recognised in 2008, which reduced the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0m related to the Group's operations in Ireland, included in the established countries segment and €13.0m related to the Fresh & Co. juice business in Serbia, included in our emerging countries segment. The impairment charge relating to the operations in Ireland resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated from the impairment test of 2007 and 2009.

Notes to the Consolidated Financial Statements (Continued)

4.     Intangible assets (Continued)

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

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2009, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2009	2008	2009	2008
Italy	3.0	3.0	6.9	7.5
Switzerland	2.3	2.3	7.3	7.3
Total Ireland	2.5	2.5	7.3	7.5

        Management believes that any reasonably possible change in any of the key assumptions would not cause the operation's carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements (Continued)

5.     Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2009	1,217.1	3,283.4	277.3	282.4	5,060.2
Additions	13.3	83.6	51.7	221.4	370.0
Adjustments arising on prior year acquisitions (refer to Note 27)	13.3	8.1	8.0	0.2	29.6
Disposals	(18.1)	(153.7)	(25.8)	—	(197.6)
Reclassified from assets held for sale (refer to Note 12)	5.9	0.8	—	—	6.7
Classified to assets held for sale (refer to Note 12)	—	(2.4)	—	—	(2.4)
Reclassifications	72.5	179.4	0.7	(252.6)	—
Foreign currency translation	(18.2)	(67.3)	(7.2)	1.4	(91.3)

As at 31 December 2009	1,285.8	3,331.9	304.7	252.8	5,175.2

Depreciation
As at 1 January 2009	219.1	1,761.3	85.6	—	2,066.0
Charge for the year	35.7	285.9	39.1	—	360.7
Disposals	(8.2)	(142.3)	(23.6)	—	(174.1)
Reclassified from assets held for sale (refer to Note 12)	0.7	0.7	—	—	1.4
Classified to assets held for sale (refer to Note 12)	—	(1.0)	—	—	(1.0)
Foreign currency translation	(3.9)	(32.7)	(2.5)	—	(39.1)

As at 31 December 2009	243.4	1,871.9	98.6	—	2,213.9

Net book value as at 1 January 2009	998.0	1,522.1	191.7	282.4	2,994.2

Net book value as at 31 December 2009	1,042.4	1,460.0	206.1	252.8	2,961.3

Cost
As at 1 January 2008	1,162.4	3,096.5	261.6	341.2	4,861.7
Additions	13.6	242.5	51.3	453.1	760.5
Arising on acquisitions	41.3	21.4	2.9	0.2	65.8
Disposals	(16.1)	(148.3)	(27.0)	(0.8)	(192.2)
Classified to assets held for sale (refer to Note 12)	(5.8)	(18.8)	—	—	(24.6)
Reclassifications	115.8	353.4	6.2	(475.4)	—
Foreign currency translation	(94.1)	(263.3)	(17.7)	(35.9)	(411.0)

As at 31 December 2008	1,217.1	3,283.4	277.3	282.4	5,060.2

Depreciation
As at 1 January 2008	205.8	1,713.7	84.4	—	2,003.9
Charge for the year	31.2	305.2	29.0	—	365.4
Impairment	2.9	6.9	—	—	9.8
Disposals	(5.4)	(130.0)	(21.4)	—	(156.8)
Classified to assets held for sale (refer to Note 12)	(0.7)	(12.9)	—	—	(13.6)
Foreign currency translation	(14.7)	(121.6)	(6.4)	—	(142.7)

As at 31 December 2008	219.1	1,761.3	85.6	—	2,066.0

Net book value as at 1 January 2008	956.6	1,382.8	177.2	341.2	2,857.8

Net book value as at 31 December 2008	998.0	1,522.1	191.7	282.4	2,994.2

Notes to the Consolidated Financial Statements (Continued)

5.     Property, plant and equipment (Continued)

        Assets under construction include advances for equipment purchases of €14.2m (2008: €42.6m).

        Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2009 € million	2008 € million
As at 1 January	263.7	173.8
Additions	33.5	126.0
Disposals	(17.1)	(5.4)
Depreciation charge	(28.7)	(28.7)
Foreign currency translation	0.1	(2.0)

As at 31 December	251.5	263.7

        Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2009 was €31.3m (2008: €30.1m). The net book value of property, plant and equipment held under finance leases as at 31 December 2009 was €220.2m (2008: €233.6m).

6.     Equity method investments

(a)   Investments in associates

        The effective interest held in and the carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2009	Effective interest held 2008	Carrying value 2009 € million	Carrying value 2008 € million
Frigoglass Industries Limited	Nigeria	16%	16%	13.0	11.2
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.8	0.8

Total investments in associates				13.8	12.0

        The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2008: 23.9%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.4% (2008: 66.4%) interest. There are restrictive controls on the movement of funds out of Nigeria.

        Summarised financial information of the associates is as follows:

	Frigoglass Industries Limited € million	PET to PET Recycling Österreich GmbH € million
Assets	91.2	3.2
Liabilities	24.4	2.4
Revenues	79.0	1.5

Total profit and loss for the year	8.1	0.1

Notes to the Consolidated Financial Statements (Continued)

6.     Equity method investments (Continued)

(b)   Jointly controlled entities

        The effective interest held in and the carrying value of the Group's jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2009	Effective interest held 2008	Carrying value 2009 € million	Carrying value 2008 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	17.6	21.8
Ilko Hellenic Partners GmbH	Austria	33%	33%	1.0	1.2
Multivita Sp. z o.o.	Poland	50%	50%	1.9	1.9
Valser Springs GmbH	Switzerland	50%	50%	1.9	1.9

Total investments in jointly controlled entities				22.4	26.8

        On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand across Coca-Cola Hellenic's territories.

        Apart from the companies mentioned above, the Group holds 50% effective interest (2008: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

        Changes in the carrying amounts of equity method investments are as follows:

	2009 € million	2008 € million
As at 1 January	38.8	20.4
Purchases	—	3.5
Capital increase	—	17.0
Share of results of equity method investments	(1.9)	0.1
Foreign currency translation	(0.7)	(2.2)

As at 31 December	36.2	38.8

7.     Available-for-sale financial assets

        Movements in available-for-sale financial assets are as follows:

	2009 € million	2008 € million
As at 1 January	15.3	10.5
Purchases	2.8	17.3
Disposals	(0.3)	(4.8)
Unrealised losses on available-for-sale financial assets	(0.1)	(7.7)

As at 31 December	17.7	15.3

        The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments

        Categories of financial instruments at 31 December are as follows:

2009

Assets	Loan and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	17.7	19.3
Derivative financial instruments	—	16.5	67.0	—	—	83.5
Trade and other receivables	978.6	—	—	—	—	978.6
Cash and cash equivalents	232.0	—	—	—	—	232.0

Total	1,210.6	16.5	67.0	1.6	17.7	1,313.4

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,225.6	—	—	1,225.6
Borrowings	2,407.6	—	—	2,407.6
Derivative financial instruments	—	175.4	4.4	179.8

Total	3,633.2	175.4	4.4	3,813.0

2008

Assets	Loan and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.8	15.3	17.1
Derivative financial instruments	—	—	129.8	—	—	129.8
Trade and other receivables	1,004.4	—	—	—	—	1,004.4
Cash and cash equivalents	724.6	—	—	—	—	724.6

Total	1,729.0	—	129.8	1.8	15.3	1,875.9

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,271.6	—	—	1,271.6
Borrowings	2,814.6	—	—	2,814.6
Derivative financial instruments	—	159.7	5.4	165.1

Total	4,086.2	159.7	5.4	4,251.3

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments (Continued)

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is as follows:

	Assets € million	Liabilities € million
At 31 December 2009
Current
Forward foreign exchange contracts	1.2	(4.4)
Foreign currency option contracts	2.7	—
Interest rate option contracts	7.7	—

Total current	11.6	(4.4)

Non-current
Interest rate swap contracts	71.9	—
Cross-currency swap contracts	—	(175.4)

Total non-current	71.9	(175.4)

At 31 December 2008
Current
Forward foreign exchange contracts	17.1	(5.4)
Foreign currency option contracts	8.3	—

Total current	25.4	(5.4)

Non-current
Interest rate swap contracts	104.4	—
Cross-currency swap contracts	—	(159.7)

Total non-current	104.4	(159.7)

        As at 31 December 2009, other receivables of €13.4m (2008: €8.3m) served as collateral for open derivative financial instruments.

Net fair values of derivative financial instruments

(a)   Cash flow hedges

        The fair values of derivative financial instruments at 31 December designated as cash flow hedges were:

	2009 € million	2008 € million
Contracts with positive fair values
Forward foreign exchange contracts	0.3	11.4
Foreign currency option contracts	0.3	7.9

	0.6	19.3

Contracts with negative fair values
Forward foreign exchange contracts	(1.9)	(3.3)

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments (Continued)

        Cash flows from the Group's cash flow hedges at 31 December 2009 are expected to occur and, accordingly, affect profit or loss in 2010.

(b)   Fair value hedges

        The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2009 € million	2008 € million
Contracts with positive fair values
Interest rate swap contracts	63.1	104.4
Forward foreign exchange contracts	0.9	5.7
Foreign currency option contracts	2.4	0.4

	66.4	110.5

Contracts with negative fair values
Forward foreign exchange contracts	(2.5)	(2.1)

(c)   Undesignated hedges

        The fair values of derivative financial instruments at 31 December which form economic hedges, but for which hedge accounting has not been applied, were:

	2009 € million	2008 € million
Contracts with positive fair values
Interest rate swap contracts	8.8	—
Interest rate option contracts	7.7	—

	16.5	—

Contracts with negative fair values
Cross-currency swap contracts	(175.4)	(159.7)

Forward foreign exchange contracts and foreign currency option contracts

        The Company uses a combination of forward foreign exchange contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2009 totalled €385.3m (2008: €370.3m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2009 totalled €144.7m (2008: €73.3m)

Interest rate swap contracts

        The Group uses interest rate swap contracts to modify its exposure to changes in the fair value of its debt (refer to Notes 14 and 29). At 31 December 2009, the notional principal amounts of the outstanding euro denominated interest rate swap contracts totalled €792.5m (2008: €1.0bn) and the notional principal amounts of the outstanding US dollar denominated interest rate swap contracts totalled $900.0m (2008: $900.0m).

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments (Continued)

        The interest rate swap contracts outstanding at 31 December 2009 can be summarised as follows:

Currency	Amount million	Start date	Maturity date	Receive fixed rate	Pay floating rate
Euro	292.5	15 July 2004	15 July 2011	4.375%	Euribor + margin
Euro	500.0	17 December 2008	15 January 2014	7.875%	Euribor + margin

	792.5

US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin

	900.0

        Repricing dates for all euro denominated interest rate swap contracts are the 15th day of January and July each year until maturity. Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Cross-currency swap contracts

        The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 14 and 29). At 31 December 2009 the fair value of the cross-currency swap contracts represented a payable of €175.4m (2008: €159.7m, 2007: €186.7). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €15.7m loss (2008: €27.0m gain, 2007: €64.7m loss) on the cross-currency swap contracts during 2009 was offset by the €15.7m gain (2008: €27.0m loss, 2007: €64.7m gain) recorded on the translation of the US dollar-denominated debt to euro.

        The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2009 totalled €803.9m (2008: €803.9m). The cross-currency swap contracts outstanding at 31 December 2009 are summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay floating rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
400.0	357.1	17 September 2003	17 September 2015	Libor + margin	Euribor + margin

900.0	803.9

        Repricing dates for all US dollar cross-currency swap contracts are the 17th of March and the 17th of September annually until maturity.

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments (Continued)

Interest rate option contracts

        The Company uses interest rate option contracts to hedge the incremental exposure arising from rising floating interest rates. The notional principal amounts of the outstanding interest rate option contracts at 31 December 2009 were €857.0m (2008: nil). The interest rate option contracts outstanding at 31 December 2009 are summarised as follows:

Currency	Amount million	Start date	Maturity date	Strike prices
Euro	500.0	15 July 2009	15 July 2014	2.5%–4.5%	(0.5% annual increase	)
Euro	357.0	17 September 2009	17 March 2014	2.5%–4.5%	(0.5% annual increase	)

	857.0

Notes to the Consolidated Financial Statements (Continued)

8.     Financial instruments (Continued)

	Ineffectiveness charged to the profit and loss € million	Fair value hedges charged to the profit and loss € million	(Gains)/losses released from equity to the profit and loss € million	Cash flow hedges taken to equity € million
31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Forward foreign exchange/Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets/liabilities	—	3.1	—	—

Total	1.6	(8.8)	(9.7)	—

Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—

Total	1.6	(8.8)	(9.7)

31 December 2008
Derivatives
Interest rate swap contracts	3.6	96.3	—	—
Forward foreign exchange/Foreign currency option contracts	—	3.9	1.3	(14.4)
Hedged items
Borrowings	—	(96.3)	—	—
Forecast transactions	—	—	—	14.4
Other foreign currency assets/liabilities	—	(3.9)	—	—

Total	3.6	—	1.3	—

Recorded in
Operating expenses	—	—	1.3
Interest expense	3.6	—	—

Total	3.6	—	1.3

31 December 2007
Derivatives
Interest rate swap contracts	1.0	(18.9)	—	—
Forward foreign exchange/Foreign currency option contracts	—	(1.6)	0.6	1.2
Hedged items
Borrowings	—	18.9	—	—
Forecast transactions	—	—	—	(1.2)
Other foreign currency assets/liabilities	—	1.6	—	—

Total	1.0	—	0.6	—

Recorded in
Operating expenses	—	—	0.6
Interest expense	1.0	—	—

Total	1.0	—	0.6

Notes to the Consolidated Financial Statements (Continued)

9.     Deferred tax

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2009 € million	2008 € million
Deferred tax assets	29.6	29.3
Deferred tax liabilities	(142.3)	(134.4)

Total deferred tax	(112.7)	(105.1)

        The gross amounts of deferred tax assets and liabilities are as follows:

	2009 € million	2008 € million
Deferred tax assets
To be recovered after more than 12 months	55.5	57.6
To be recovered within 12 months	87.8	97.6

	143.3	155.2

Deferred tax liabilities
To be recovered after more than 12 months	(245.0)	(251.5)
To be recovered within 12 months	(11.0)	(8.8)

	(256.0)	(260.3)

Deferred tax liabilities (net)	(112.7)	(105.1)

        The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2009 € million	2008 € million	2007 € million
As at 1 January	(105.1)	(70.7)	(55.2)
Taken to the income statement	(24.2)	0.8	(15.0)
Taken to equity	3.0	0.5	(0.1)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination and reflected in goodwill (refer to Note 19)	1.6	0.9	0.6
Arising on acquisitions	—	(43.6)	(2.9)
Arising on prior year acquisitions	10.4	—	—
Foreign currency translation	1.6	7.0	1.9

As at 31 December	(112.7)	(105.1)	(70.7)

Notes to the Consolidated Financial Statements (Continued)

9.     Deferred tax (Continued)

        The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2008	(179.3)	(2.9)	—	—	(10.0)	(192.2)
Taken to the income statement	(46.8)	(0.2)	0.5	—	(3.8)	(50.3)
Taken to equity	1.6	—	—	(0.4)	0.9	2.1
Arising on acquisitions	(2.3)	—	—	—	(41.2)	(43.5)
Transfer to/(from) deferred tax asset	4.5	—	(2.7)	—	3.5	5.3
Foreign currency translation	18.9	0.1	—	—	(0.7)	18.3

Balance as at 31 December 2008	(203.4)	(3.0)	(2.2)	(0.4)	(51.3)	(260.3)

Taken to the income statement	(10.0)	—	—	—	(6.7)	(16.7)
Taken to equity	(1.3)	—	—	1.0	1.1	0.8
Arising on prior year acquisitions	(30.8)	—	—	—	41.2	10.4
Transfer to deferred tax asset	0.2	—	—	—	3.4	3.6
Foreign currency translation	5.9	0.1	—	—	0.2	6.2

Balance as at 31 December 2009	(239.4)	(2.9)	(2.2)	0.6	(12.1)	(256.0)

Deferred tax assets	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry-forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2008	2.9	44.6	20.4	14.2	11.0	28.4	121.5
Taken to the income statement	3.2	32.4	4.1	(1.6)	(3.2)	17.1	52.0
Taken to equity	—	(1.7)	—	—	—	0.1	(1.6)
Arising on acquisitions	—	(0.1)	—	—	—	—	(0.1)
Transfer (from)/to deferred tax liability	(3.5)	0.9	—	—	(0.2)	(2.5)	(5.3)
Foreign currency translation	—	(6.5)	(2.0)	—	(0.6)	(2.2)	(11.3)

Balance as at 31 December 2008	2.6	69.6	22.5	12.6	7.0	40.9	155.2
Taken to the income statement	(0.2)	(17.7)	(3.6)	0.9	(0.2)	14.9	(5.9)
Taken to equity	—	1.4	—	—	—	0.8	2.2
Transfer (from)/to deferred tax liability	(0.2)	—	—	—	(4.5)	1.1	(3.6)
Foreign currency translation	(0.5)	(3.1)	(0.5)	0.2	(0.2)	(0.5)	(4.6)

Balance as at 31 December 2009	1.7	50.2	18.4	13.7	2.1	57.2	143.3

Notes to the Consolidated Financial Statements (Continued)

9.     Deferred tax (Continued)

        Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €14.0m (2008: €15.9m). €2.0m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2010 and 2014, €1.9m is attributable to tax losses that will expire between 2015 and 2018 and €10.1m is attributable to tax losses that have no expiry period.

        The aggregate amount of temporary differences associated with investment in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €1,802.6m (2008: €1,387.9m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10.   Other non-current assets

        Other non-current assets consisted of the following at 31 December:

	2009 € million	2008 € million
Non-current prepayments	41.4	27.7
Loans to non-related parties	7.8	10.9
Loans to related parties	6.7	—
Held-to-maturity investments	1.6	1.8

Total other non-current assets	57.5	40.4

11.   Inventories

        Inventories consisted of the following at 31 December:

	2009 € million	2008 € million
Finished goods	171.1	168.9
Raw materials and work in progress	153.0	189.3
Consumables	100.9	113.6
Payments on account	0.1	3.7

Total inventories	425.1	475.5

Notes to the Consolidated Financial Statements (Continued)

12.   Trade and other receivables

        Trade receivables consisted of the following at 31 December:

	2009 € million	2008 € million
Trade receivables	895.9	842.9
Less: Provision for doubtful debts	(65.3)	(53.1)

Total trade receivables	830.6	789.8

        Other receivables consisted of the following at 31 December:

	2009 € million	2008 € million
Prepayments	84.3	126.5
Receivables from related parties	64.0	112.5
VAT and other taxes receivable	16.0	19.0
Loans and advances to employees	6.0	7.3
Assets classified as held for sale	1.4	5.3
Other	60.6	75.8

Total other receivables	232.3	346.4

        The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

        The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer's credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group.

        The trade receivables and receivables from related parties, net of the provision for doubtful debts, are as follows:

	2009 € million	2008 € million
Due within due date	755.3	723.7
Due after due date	204.6	231.7
Less: Provision for doubtful debts	(65.3)	(53.1)

Total trade and related party receivables	894.6	902.3

Collateral held against trade and related party receivables	25.3	28.5

        The gross balance of trade and related party receivables outstanding after their due date was €204.6m (2008: €231.7m). Of this balance, €139.3m (2008: €178.6m) has not been provided for as the amounts are considered recoverable. Of this unprovided amount, 75% (2008: 47%) is up to 30 days old, 17% (2008: 32%) is between 30 and 90 days old, 7% (2008: 13%) is between 90 and 180 days old and 1% (2008: 8%) is over 180 days old. Collateral of €12.1 m (2008: €15.1m) is held on overdue balances.

Notes to the Consolidated Financial Statements (Continued)

12.   Trade and other receivables (Continued)

        The movement in the provision for doubtful debts during the year is as follows:

	2009 € million	2008 € million	2007 € million
As at 1 January	(53.1)	(45.4)	(41.0)
Amounts written off during the year	7.9	4.2	5.0
Amounts recovered during the year	3.4	2.9	0.7
Arising on acquisition	—	—	(0.8)
Arising on Fonti del Vulture	—	—	0.7
Increase in allowance recognised in profit or loss	(24.0)	(16.6)	(9.9)
Foreign currency translation	0.5	1.8	(0.1)

As at 31 December	(65.3)	(53.1)	(45.4)

        The provision for doubtful debts is recorded within operating expenses.

        During 2008, non-current assets with net book value of €11.0m were reclassified from property, plant and equipment to assets held for sale in our established markets. Of this balance, €5.1m related to buildings and €5.9m related to computer software and hardware. As at 31 December 2008, buildings and computer software with a net book value of €5.3m remained classified as held for sale, while the sale of computer hardware and software was made at their net book value. In 2009, these assets were reclassified to property, plant and equipment, after being adjusted for the depreciation that would have been recognised had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

        During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment.

13.   Cash and cash equivalents

        Cash and cash equivalents at 31 December comprise the following:

	2009 € million	2008 € million
Cash at bank, in transit and in hand	87.7	86.2
Short-term deposits	144.3	638.4

Total cash and cash equivalents	232.0	724.6

Notes to the Consolidated Financial Statements (Continued)

13.   Cash and cash equivalents (Continued)

        Cash and cash equivalents are held in the following currencies:

	2009 € million	2008 € million
Euro	161.3	643.9
Russian rouble	23.1	24.6
Croatian kuna	16.7	4.0
FYROM dinar	5.5	10.0
Serbian Dinar	4.9	0.7
Belorussian rouble	4.7	3.2
Nigerian naira	4.1	3.9
Romanian leu	2.2	10.2
Bulgarian lev	2.0	1.4
Swiss franc	1.4	8.9
Bosnia and Herzegovina convertible mark	1.3	1.5
Hungarian forint	1.0	0.6
US dollar	0.7	6.5
Other	3.1	5.2

Total cash and cash equivalents	232.0	724.6

        There are restrictive controls on the movement of funds out of certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes.

Notes to the Consolidated Financial Statements (Continued)

14.   Borrowings

        The Group held the following borrowings at 31 December:

	2009 € million	2008 € million
Bank overdrafts	35.5	49.6
Current portion of long-term bonds, bills and unsecured notes	1.1	391.6
Commercial paper	189.5	391.0
Other	11.0	7.6

	237.1	839.8
Obligations under finance leases falling due within one year	69.9	81.5

Total borrowings falling due within one year	307.0	921.3

Borrowings falling due within one to two years
Bonds, bills and unsecured notes	518.1	—
Other borrowings	0.1	8.8
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	880.5	912.5
Other borrowings	9.9	9.6
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	601.7	830.4

	2,010.3	1,761.3
Obligations under finance leases falling due in more than one year	90.3	132.0

Total borrowings falling due after one year	2,100.6	1,893.3

Total borrowings	2,407.6	2,814.6

Commercial paper programme and committed credit facilities

        In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, which is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2009 was €189.5m (2008: €391.0m).

        As at 31 December 2008, Coca-Cola Hellenic had a €600.0m syndicated loan facility expiring on 1 August 2010. During December 2009, Coca-Cola Hellenic replaced its facility with a new €500.0m facility issued through various financial institutions expiring on 17 December 2012. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception.

Notes to the Consolidated Financial Statements (Continued)

14.   Borrowings (Continued)

US debt-shelf programme

        In December 2003, Coca-Cola Hellenic filed a registration statement with the US Securities and Exchange Commission ('SEC') for a shelf registration, which expired in December 2008. The amount registered was US$2.0bn. No amounts were drawn under the shelf registration.

Euro medium-term note programme ('EMTN')

        In 2001, the Group has established a €2.0bn euro medium-term note programme which has been renewed annually since then. Bonds issued under the programme through the wholly-owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

        In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to finance the tender offer of €322.0m of the outstanding debt on the €625.0m bond that matured in June 2006 and to partially fund the repayment of a €300.0m bond that matured in December 2004.

        In March 2006, Coca-Cola Hellenic completed the issue of a €350.0m 3-year euro-denominated floating rate bond. Proceeds from the bond offering were used to fund the repayment of the remaining outstanding debt on the €625.0m bond that matured in June 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in that year. The bond was fully repaid in March 2009.

        In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. (refer to Note 27) and partly to refinance the floating rate bond that matured in March 2009.

        In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 17) and it allowed Coca-Cola Hellenic to extend its maturity profile.

        As at 31 December 2009, a total of €1.3bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.7bn is available for issuance.

Notes to the Consolidated Financial Statements (Continued)

14.   Borrowings (Continued)

Notes issued in the US market

        On 17 September 2003, Coca-Cola Hellenic successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a US$900.0m (€628.4m at 31 December 2009 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€349.1m at 31 December 2009 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€279.3m at 31 December 2009 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Coupon
€500.0m bond	15 July 2004	15 July 2011	Fixed at 4.375%
US$500.0m notes	17 September 2003	17 September 2013	Fixed at 5.125%
€500.0m bond	17 December 2008	15 January 2014	Fixed at 7.875%
US$400.0m notes	17 September 2003	17 September 2015	Fixed at 5.500%
€300.0 m bond	16 November 2009	16 November 2016	Fixed at 4.250%

        The fair value of bonds and notes payable, including the current portion, is €2,083.4m (2008: €2,074.3m) compared to their book value, including the current portion, of €2,001.4m (2008: €2,134.5m).

        The present value of finance lease liabilities at 31 December was as follows:

	2009 € million	2008 € million
Less than one year	69.9	81.5
Later than one year but less than two years	49.5	68.6
Later than two years but less than three years	11.1	40.1
Later than three years but less than four years	9.1	12.1
Later than four years but less than five years	4.1	4.0
Later than five years	16.5	7.2

Present value of finance lease liabilities	160.2	213.5

Notes to the Consolidated Financial Statements (Continued)

14.   Borrowings (Continued)

        The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2009 € million	2008 € million
Less than one year	76.8	92.3
Later than one year but less than two years	53.0	74.8
Later than two years but less than three years	12.9	42.5
Later than three years but less than four years	10.3	12.8
Later than four years but less than five years	5.0	4.4
Later than five years	21.1	8.5

	179.1	235.3
Future finance charges on finance leases	(18.9)	(21.8)

Present value of finance lease liabilities	160.2	213.5

        Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

        The borrowings at 31 December were held in the following currencies:

	Current 2009 € million	Non-current 2009 € million	Current 2008 € million	Non-current 2008 € million
Euro	264.2	1,414.0	888.1	1,159.6
US dollar	—	679.8	0.1	730.3
Nigerian naira	22.0	—	19.9	—
Bulgarian lev	17.1	—	10.1	1.2
Polish zloty	1.6	6.3	—	—
Ukrainian hryvnia	1.9	0.5	0.7	1.5
Other	0.2	—	2.4	0.7

Borrowings	307.0	2,100.6	921.3	1,893.3

Notes to the Consolidated Financial Statements (Continued)

14.   Borrowings (Continued)

        The carrying amounts of the borrowings held at fixed and floating interest rate, as well as the weighted average interest rates and maturities of fixed rate borrowings are as follows:

	Fixed interest rate € million	Floating interest rate € million	Total 2009 € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,587.3	90.9	1,678.2	2.6%	3.3
US dollar	679.8	—	679.8	5.3%	4.6
Nigerian naira	—	22.0	22.0	—	—
Bulgarian lev	—	17.1	17.1	—	—
Polish zloty	—	7.9	7.9	—	—
Ukrainian hryvnia	—	2.4	2.4	—	—
Other	0.2	—	0.2	—	—

Financial liabilities	2,267.3	140.3	2,407.6	3.5%	3.7

        Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group's policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts, as well as interest rate option contracts.

        As a result, the total US dollar fixed rate debt has been fully swapped into a euro floating rate obligation through a combination of interest rate and cross-currency swap contracts, with no residual currency risk for the life of the respective bonds. Additionally, 61% of the euro fixed rate debt has been swapped into floating rate obligation through interest rate swap contracts. Finally, interest rate option contracts on floating rate debt of a total notional amount of €857.0m, have been put in place to ensure a maximum interest expense in case of adverse interest rate movements, of which €357.0m relate to the US dollar fixed rate debt and €500.0m relate to the euro fixed rate debt (refer to Note 8).

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Bulgarian lev	1 month SOFIBOR (Sofia inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)
Ukrainian hryvnia	6 month KIEBOR (Kiev inter-bank offer rate)

Notes to the Consolidated Financial Statements (Continued)

15.   Trade and other payables

        Trade and other payables consisted of the following at 31 December:

	2009 € million	2008 € million
Trade payables	308.0	408.0
Accrued liabilities	493.4	409.3
Payables to related parties	122.1	177.8
Deposit liabilities	111.3	102.4
Other tax and social security liabilities	73.6	69.6
Salaries and employee related payable	60.6	49.2
Statutory minimum dividend (refer to Note 28)	41.6	40.9
Current portion of provisions (refer to Note 16)	41.1	36.5
Derivative liabilities (refer to Note 8)	4.4	5.4
Deferred income	1.5	4.8
Other payables	11.7	8.3

Total trade and other payables	1,269.3	1,312.2

16.   Provisions

        Provisions consisted of the following at 31 December:

	2009 € million	2008 € million
Current
Employee benefits	22.5	30.9
Restructuring and other	18.6	5.6

Total current provisions	41.1	36.5

Non-current
Employee benefits	110.3	109.0
Restructuring and other	19.3	10.0

Total non-current provisions	129.6	119.0

Total provisions	170.7	155.5

        The movements in restructuring and other provisions comprise:

	2009 € million	2008 € million	2007 € million
As at 1 January	15.6	19.5	44.1
Arising during the year	34.6	7.6	9.5
Utilised during the year	(33.4)	(14.2)	(33.6)
Unused amount reversed	—	(2.6)	(0.1)
Arising on acquisitions	—	6.4	—
Arising on prior year acquisitions	21.4	—	—
Foreign currency translation	(0.3)	(1.1)	(0.4)

As at 31 December	37.9	15.6	19.5

Notes to the Consolidated Financial Statements (Continued)

16.   Provisions (Continued)

        Restructuring and other provisions comprise outstanding balances relating to restructuring of €15.3m (2008: €9.1m, 2007: €10.3m), a provision for long-term supply contracts in Italy of €16.4m (2008: nil, 2007: nil), a provision for onerous contracts in Russia of €5.4m (2008: €5.5m, 2007: €5.3m) and other items of €0.8m (2008: €1.0m, 2007: €3.9m).

Employee benefits

        Employee benefits consisted of the following at 31 December:

	2009 € million	2008 € million
Defined benefit plans
Employee leaving indemnities	95.3	95.9
Pension plans	2.3	2.9
Long service benefits—jubilee plans	7.0	6.7

Total defined benefits plans	104.6	105.5

Other employee benefits
Annual leave	6.7	12.2
Stock appreciation rights	1.2	1.1
Other employee benefits	20.3	21.1

Total other employee benefits	28.2	34.4

Total employee benefits obligations	132.8	139.9

        Employee benefit obligations at 31 December were split between current and non-current as follows:

	2009 € million	2008 € million
Current	22.5	30.9
Non-current	110.3	109.0

Total employee benefits obligations	132.8	139.9

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

Notes to the Consolidated Financial Statements (Continued)

16.   Provisions (Continued)

        Reconciliation of defined benefit obligation:

	2009 € million	2008 € million
Present value of defined benefit obligation at 1 January	336.0	334.0
Service cost	12.4	14.5
Interest cost	15.9	17.3
Plan participants' contributions	4.2	3.6
Past service cost arising from amendments	0.4	2.4
Curtailment/settlement	2.9	(8.1)
Arising on acquisitions	—	5.7
Arising on prior year acquisitions	0.1	—
Benefits paid	(32.0)	(30.7)
Actuarial loss/(gain)	11.2	(2.7)
Foreign currency translation	1.8	—

Present value of defined benefit obligation at 31 December	352.9	336.0

        Reconciliation of plan assets:

	2009 € million	2008 € million
Fair value of plan assets at 1 January	174.7	206.3
Expected return on plan assets	9.5	11.5
Actual employer's contributions	13.7	8.7
Actual participant's contributions	4.2	3.6
Actual benefits paid	(14.4)	(13.0)
Actuarial gain/(loss)	16.6	(47.8)
Foreign currency translation	2.8	5.4

Fair value of plan assets at 31 December	207.1	174.7

        In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2009 net periodic pension cost for the plans was 5.28%.

Notes to the Consolidated Financial Statements (Continued)

16.   Provisions (Continued)

        The present value and funded status of defined benefit obligations were as follows at 31 December:

	2009 € million	2008 € million
Present value of funded obligations	229.1	217.3
Fair value of plan assets	(207.1)	(174.7)

	22.0	42.6
Present value of unfunded obligations	123.8	118.7
Unrecognised actuarial loss	(52.8)	(61.0)
Unrecognised past service benefit	(0.6)	(0.8)

Defined benefit obligations	92.4	99.5

Plus: amounts recognised within long term assets	12.2	6.0

Total defined benefit obligations	104.6	105.5

Actual return on plan assets	26.3	(36.3)

        The movement in the defined benefit obligation recognised in the balance sheet was as follows:

	2009 € million	2008 € million
As at 1 January	99.5	105.4
Expense recognised in the income statement	25.5	17.3
Employer contributions	(13.7)	(8.7)
Benefits paid	(17.6)	(17.7)
Arising on acquisitions	—	5.7
Arising on prior year acquisitions	0.1	—
Foreign currency translation	(1.4)	(2.5)

As at 31 December	92.4	99.5

        The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2009%	2008%
Discount rate	4.73	4.85
Expected return on plan assets	5.51	5.28
Rate of compensation increase	3.58	3.42
Pension increases	0.73	0.57

Notes to the Consolidated Financial Statements (Continued)

16.   Provisions (Continued)

        The expense recognised in the income statement comprised the following for the years ended 31 December:

	2009 € million	2008 € million	2007 € million
Current service cost	12.4	14.5	17.5
Interest cost	15.9	17.3	16.1
Expected return on plan assets	(9.5)	(11.5)	(10.4)
Amortisation of unrecognised actuarial obligation loss	2.1	1.1	1.1
Amortisation of unrecognised past service costs	0.6	0.4	(0.1)
Curtailment/settlement	4.0	(4.5)	(0.7)

Total	25.5	17.3	23.5

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

        The assumptions used to recognise expenses in the income statement comprised the following for the years ended 31 December:

	2009%	2008%	2007%
Discount rate	4.85	5.32	4.66
Expected return on plan assets	5.28	5.48	4.08
Rate of compensation increase	3.42	3.89	3.94
Pension increases	0.57	0.81	0.85

        Plan assets are invested as follows:

	2009%	2008%
Asset category
Equity securities	44	38
Debt securities	41	47
Real estate	10	10
Cash	5	5

Total	100	100

        Equity securities were not invested (0.0% of the plan assets) in ordinary shares of the Company as at 31 December 2009 although €0.2m (0.1% of the plan assets) was invested as at 31 December 2008.

        The total employer contributions expected to be paid in 2010 are €9.6m.

Notes to the Consolidated Financial Statements (Continued)

16.   Provisions (Continued)

        The history of experience adjustments is as follows:

	2009 € million	2008 € million	2007 € million	2006 € million
Present value of defined benefit obligations	352.9	336.0	334.0	356.9
Fair value of plan assets	(207.1)	(174.7)	(206.3)	(200.9)

Deficit	145.8	161.3	127.7	156.0

Experience adjustment on plan liabilities	3.5	(2.6)	(6.5)	3.3
Experience adjustment on plan assets	16.8	(47.8)	(2.7)	2.2

Defined contribution plans

        The expense recognised in the income statement in 2009 for the defined contribution plan is €10.6m (2008: €10.0m, 2007: €7.9m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

17.   Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2007	242,067,916	121.0	1,697.5	1,818.5
Bonus shares issued	121,033,958	60.6	(61.2)	(0.6)
Stock issued to employees exercising stock options	636,483	0.3	8.4	8.7

As at 31 December 2007	363,738,357	181.9	1,644.7	1,826.6

Shares issued to employees exercising stock options	1,663,740	0.8	20.3	21.1

As at 31 December 2008	365,402,097	182.7	1,665.0	1,847.7

Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—		(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)

As at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6

        There is only one class of shares, ordinary shares, of which the par value is €0.50. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

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

Notes to the Consolidated Financial Statements (Continued)

17.   Share capital and share premium (Continued)

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

        During 2009, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €1.8m.

        On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company's share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

        At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company's share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

        Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Notes to the Consolidated Financial Statements (Continued)

18.   Reserves

        The reserves of the Group at 31 December were as follows:

	2009 € million	2008 € million	2007 € million
Treasury shares	(14.9)	—	—

Exchange equalisation reserve	(309.1)	(191.9)	92.4

Other reserves
Shares held for equity compensation plan	(1.0)	(1.0)	(0.8)
Hedging reserve (net of deferred tax of €3.4m expense; 2008: €3.3m credit, 2007: €0.2m expense)	(1.2)	11.6	(0.8)
Tax-free reserve	241.1	223.2	196.7
Statutory reserve	77.2	85.5	74.9
Stock option reserve	30.8	24.4	15.0
Available-for-sale financial assets valuation reserve	3.0	(3.3)	7.1
Other	18.9	26.3	26.2

Total other reserves	368.8	366.7	318.3

Total reserves	44.8	174.8	410.7

Treasury shares

        On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company's capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

        Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2009, 1,111,781 shares had been purchased pursuant to the share buy-back programme for a total value of €16.6m, bringing the shares in circulation to 364,427,294.

Exchange equalisation reserve

        The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

        Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Notes to the Consolidated Financial Statements (Continued)

18.   Reserves (Continued)

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

Statutory and other reserves

        Statutory and other reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2008: €49.5m, 2007: €43.3m).

Stock option reserve

        This reserve represents the cumulative charge to the income statement for employee stock option awards.

Available-for-sale financial assets valuation reserve

        The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments.

19.   Total operating costs

        Total operating costs for the years ended 31 December comprised:

	2009 € million	2008 € million	2007 € million
Operating expenses	1,987.2	2,151.7	1,952.0

Impairment of intangible assets (refer to Note 4)	—	189.0	—
Restructuring costs	44.9	—	—
Other items	(32.8)	15.8	—

Total operating costs	1,999.3	2,356.5	1,952.0

Notes to the Consolidated Financial Statements (Continued)

19.   Total operating costs (Continued)

(a)   Operating expenses

	2009 € million	2008 € million	2007 € million
Selling expenses	968.1	1,059.0	983.6
Delivery expenses	602.8	658.7	565.9
Administrative expenses	396.5	419.8	392.5
Stock option expense (refer to Note 25)	6.4	9.3	5.8
Amortisation of intangible assets (refer to Note 4)	4.7	3.7	3.4
Adjustments to intangible assets (refer to Note 4)	2.2	1.2	0.8
Losses on available-for-sale financial assets transferred from equity	6.5	—	—

Total operating expenses	1,987.2	2,151.7	1,952.0

        In 2009, operating expenses include losses on disposal of property, plant and equipment of €10.5m (2008: €12.3m gains, 2007: €3.9m gains).

(b)   Adjustments to intangible assets

        During 2009, 2008 and 2007, the Group recognised deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. In accordance with IAS 12 revised, Income Taxes, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expenses and tax in the income statement. Therefore, a charge of €2.2m (2008: €1.2m, 2007: €0.8m) has been recorded in operating expenses for the full year of 2009 and a deferred tax credit of €1.6m (2008: €0.9m, 2007: €0.6m) has been included within tax on the income statement.

(c)   Restructuring costs

        As part of the effort to optimise the cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2009 which amounted to €44.9m before tax in 2009. The Company recorded €29.9m, €10.8m and €4.2m of restructuring charges in its established, developing and emerging markets, respectively, during 2009. The restructuring concerns mainly employees' costs, outsourcing of certain functions as well as reallocation of production facilities.

(d)   Other items

        On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8m. Of this impairment charge, €9.8m related to impairment of property, plant and equipment, and €4.5m related to the impairment of inventory balances. During 2009, €32.8m was received from the Company's insurers.

Notes to the Consolidated Financial Statements (Continued)

19.   Total operating costs (Continued)

(e)   Staff costs

        Staff costs are analysed as follows:

	2009 € million	2008 € million	2007 € million
Wages and salaries	779.0	844.5	783.6
Social security costs	151.0	154.7	142.0
Pension and other employee benefits	163.4	154.6	151.0
Termination benefits	35.2	5.4	7.5

Total staff costs	1,128.6	1,159.2	1,084.1

        The average number of full-time equivalent employees in 2009 was 44,231 (2008: 47,641, 2007: 45,500).

(f)    Fees and other services of the statutory auditor

        Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, for the year ended 31 December 2009 were as follows:

€ million
Audit fees	6.7
Audit related fees	0.1
Tax consulting fees	—
Other fees	—

Total audit and all other fees	6.8

20.   Finance costs

        Net finance costs for the years ended 31 December comprised:

	2009 € million	2008 € million	2007 € million
Finance income	9.4	16.9	11.7

Interest expense	(67.7)	(103.9)	(87.5)
Net foreign exchange remeasurement (losses)/gains	(3.7)	(6.7)	0.4
Finance charges paid with respect to finance leases	(10.8)	(14.7)	(10.4)

Total finance costs	(82.2)	(125.3)	(97.5)

Finance costs (net)	(72.8)	(108.4)	(85.8)

        Capitalised borrowing costs in 2009 amounted to €4.3m (2008: €6.4m, 2007: €5.3m). The interest rate used to capitalise borrowing costs of the Group for 2009 was 2.59% (2008: 4.68%, 2007: 4.84%).

Notes to the Consolidated Financial Statements (Continued)

21.   Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2009 € million	2008 € million	2007 € million
Profit before tax per the income statement	564.1	346.3	615.2

Tax calculated at a tax rate of 25%	141.0	86.6	153.8
Effect of different tax rates in foreign jurisdictions	(28.3)	(35.6)	(31.7)
Additional local taxes in foreign jurisdictions	17.4	16.2	17.4
Special tax in Greece	19.8	—	—
Tax holidays in foreign jurisdictions	(2.3)	(2.3)	(3.0)
Expenses non-deductible for tax purposes	32.5	91.7	28.6
Income not subject to tax	(34.9)	(42.5)	(32.7)
Changes in tax laws and rates	(1.7)	0.1	(1.3)
Current year tax losses not recognised	2.0	1.3	0.6
Recognition of pre-acquisition deferred tax assets	(1.6)	(0.9)	(0.6)
Utilisation of previously unrecognised post-acquisition tax losses	—	(0.1)	(0.6)
Recognition of previously unrecognised post-acquisition tax losses	—	(0.5)	(3.4)
Other	(1.4)	(7.6)	1.3

Income tax charge per the income statement	142.5	106.4	128.4

        On 10 December 2009, the Greek Government introduced the 'Extra Contribution of Social Responsibility by the Large Companies'. This newly enacted Greek law (Law 3808/2009) provides for a special additional tax on the parent company's 2008 total net income for tax purposes in excess of €5.0m. As a result, the Group recorded a tax charge of €19.8m in 2009. On the basis of current legislative framework this special additional tax is not expected to recur in subsequent years.

        The income tax charge for the years ended 31 December is as follows:

	2009 € million	2008 € million	2007 € million
Current tax charge	119.9	108.1	114.0
Deferred tax charge/(credit) (refer to Note 9)	24.2	(0.8)	15.0
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 19)	(1.6)	(0.9)	(0.6)

Total income tax charge	142.5	106.4	128.4

Notes to the Consolidated Financial Statements (Continued)

22.   Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2009	2008	2007
Net profit attributable to the owners of the parent (€ million)	399.2	227.6	472.3

Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	364.9	364.8	363.1
Effect of dilutive stock options (million)	0.7	1.5	1.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	365.6	366.3	364.6

Basic and diluted earnings per share (€)	1.09	0.62	1.30

        Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2009 were 4.4m (2008: 1.5m, 2007: 1.5m).

23.   Components of other comprehensive income

        The components of other comprehensive income for the years ended 31 December comprise:

	2009			2008			2007
	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million
Available-for-sale financial assets	6.4	(0.1)	6.3	(12.5)	2.1	(10.4)	4.1	(1.0)	3.1
Cash flow hedges	(16.1)	3.3	(12.8)	15.7	(3.3)	12.4	(0.6)	0.1	(0.5)
Foreign currency translation	(79.5)	—	(79.5)	(289.2)	—	(289.2)	(42.8)	—	(42.8)
Share of other comprehensive income of equity method investments	(0.7)	—	(0.7)	(2.2)	—	(2.2)	—	—	—

Other comprehensive income	(89.9)	3.2	(86.7)	(288.2)	(1.2)	(289.4)	(39.3)	(0.9)	(40.2)

Notes to the Consolidated Financial Statements (Continued)

24.   Shares held for equity compensation plan

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

        During 2009, 334,859 shares were purchased by Coca-Cola Hellenic (2008: 302,654, 2007: 116,568) as matching shares to employee investments. The charge to the income statement totalled €4.8m (2008: €4.8m, 2007: €3.8m). Of this amount, €1.0m represented employer contributions made for Greek resident employees (2008: €1.2m, 2007: €1.4m). The cost of unvested matching shares held by the trust at the end of 2009, before they vest to employees, was €3.8m (2008: €3.6m, 2007: €2.4m). The total number of shares held by the trust at 31 December 2009 was 2,327,925 (2008: 1,588,959, 2007: 1,259,893). The total contributions made by employees to the trust during 2009 were €5.5m (2008: €5.6m, 2007: €4.2m).

        No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

25.   Stock option compensation plans

        Coca-Cola Hellenic operates a stock-based compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company's shares trading on the Athens Exchange on the day of the grant(6). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

(6)
From December 2008 the exercise price of stock options is determined by reference to the share price of the Company's share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

        As a result of the capital return (refer to Note 17) of €1.50, a corresponding €1.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

Notes to the Consolidated Financial Statements (Continued)

25.   Stock option compensation plans (Continued)

        The following table summarises information regarding outstanding stock options exercisable at 31 December 2009 and stock options exercised during 2009:

	Exercise price after the capital return €(7)	Vesting status 2009	Vesting dates for further increments			End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 4	8.29	fully vested	—	—	—	12.12.2010	117,059
Sub Plan 6	8.19	fully vested	—	—	—	12.12.2011	210,388
2003 A Plan	7.13	fully vested	—	—	—	10.12.2012	16,500
2003-2004 Plan/2003 Grant	9.67	fully vested	—	—	—	14.12.2013	86,000
2003-2004 Plan/2004 Grant	10.92	fully vested	—	—	—	2.12.2014	145,580
2005-2009 Plan/2005 Grant	14.03	fully vested	—	—	—	1.12.2015	671,513
2005-2009 Plan/2006A Grant	15.07	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan/2006B Grant	13.85	fully vested	—	—	—	22.6.2016	30,000
2005-2009 Plan/2006 Grant	17.21	fully vested	—	—	—	12.12.2016	1,177,151
2005-2009 Plan/2007 Grant	27.25	two thirds	13.12.2010	—	—	12.12.2017	1,393,450
2005-2009 Plan/2008A Grant	23.04	one third	20.06.2010	20.06.2011	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.86	one third	11.12.2010	11.12.2011	—	10.12.2018	1,694,500
2009-2011 Plan/2009 Grant	16.54	none	10.12.2010	10.12.2011	10.12.2012	9.12.2019	1,793,300

Total							7,415,442

(7)
As adjusted for the capital return (refer to Note 17).

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2009	Weighted average exercise price before the capital return 2009 (€)	Weighted average exercise price after the capital return 2009 (€)	Number of stock options 2008	Weighted average exercise price 2008 (€)
Outstanding on 1 January	6,168,726	17.58	—	6,003,549	18.36
Granted	1,793,300	—	16.54	1,860,500	11.14
Exercised	(140,245)	12.86	11.36	(1,604,340)	12.84
Expired	(26,472)	11.37	9.87	—	—
Forfeited	(379,867)	19.16	17.66	(90,983)	20.46

Outstanding on 31 December	7,415,442	—	16.33	6,168,726	17.58

Exercisable on 31 December	4,007,973	—	16.76	2,792,853	17.70

        The charge to the income statement for employee stock option awards for 2009 amounted to €6.4m (2008: €9.3m, 2007: €5.8m).

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

Notes to the Consolidated Financial Statements (Continued)

25.   Stock option compensation plans (Continued)

        Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2009	2008	2007
Weighted average fair value of options granted	€3.6	€2.7	€8.1
Risk free interest rates	3.3%	3.9%	4.8%
Expected volatility	28.2%	35.7%	24.1%
Dividend yield	1.7%	2.3%	0.7%
Expected life	3.6 years	3.3 years	4.0 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2009 was 7.9 years (2008: 8.2 years, 2007: 7.4 years).

26.   Stock appreciation rights

        The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ('SARs'), based on an employee's performance, potentiality and level of responsibility. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders receive a payment equal to the positive difference between the market price of Coca-Cola Hellenic's shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. The last period for which SARs were granted was December 2005. Since then no further grants of SARs have been awarded.

        As a result of the capital return (refer to Note 17) of €1.50, a corresponding €1.50 reduction was made to the exercise price for all unexercised SARs. The modification to the exercise price ensured the intrinsic value of each SAR was retained and did not result in incremental fair value for any of the unexercised SARs. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of a SAR immediately after the modification and the original fair value of the respective SAR.

        SARs outstanding at 31 December 2009:

	Exercise price after the capital return €(8)	Vesting status 2009	End of option period	Number of SARs outstanding
2000	8.29	fully vested	12.12.2010	35,400
2001	8.19	fully vested	12.12.2011	19,350
2003	9.67	fully vested	14.12.2013	6,000
2005	14.03	fully vested	01.12.2015	16,500

Total				77,250

(8)
As adjusted for the capital return (refer to Note 17).

Notes to the Consolidated Financial Statements (Continued)

26.   Stock appreciation rights (Continued)

        A summary of SARs activity under all plans is as follows:

	Number of SARs 2009	Weighted average exercise price before capital return 2009 (€)	Weighted average exercise price after capital return 2009 (€)	Number of SARs 2008	Weighted average exercise price 2008 (€)
Outstanding on 1 January	152,266	11.23	—	251,815	12.64
Exercised	(69,698)	11.37	9.87	(90,854)	14.72
Expired	(5,318)	11.37	9.87	—	—
Forfeited	—	—	—	(8,695)	15.55

Outstanding on 31 December	77,250	11.10	9.60	152,266	11.23

Exercisable on 31 December	77,250	11.10	9.60	152,266	11.23

        The inputs used for valuation of SARs are the same as those used for equity-settled share-based payments with the exception of risk-free interest rates which were 2.4% (2008: 4.3%, 2007: 4.7%).

        The compensation expense relating to SARs recorded for 2009 amounted to a debit of €0.5m (2008: a credit of €2.3m, 2007: debit of €3.3m). The aggregated intrinsic value for the vested SARs at 31 December 2009 was €0.5m (2008: nil, 2007: €4.2m).

        The weighted average remaining contractual life of share options outstanding under the SARs schemes at 31 December 2009 was 2.5 years (2008: 2.2 years, 2007: 2.6 years).

Notes to the Consolidated Financial Statements (Continued)

27.   Business combinations

2008

Acquisition of Socib S.p.A.

        On 11 December 2008, the Group acquired 100% of Socib S.p.A. and related entities (collectively 'Socib'), the second largest Coca-Cola franchise bottler in Italy. Socib's franchise territory covers the southern Italian mainland plus Sardinia. The acquisition accounting was completed in December 2009, whereby the purchase price amounted to €209.3m (excluding acquisition costs), which includes the assumption of debt of €38.9m.

        Details of the acquisition are as follows:

	As reported in 2008 € million	Adjustments € million	Adjusted values € million
Property, plant and equipment	54.2	29.6	83.8
Deferred tax assets	7.3	(3.7)	3.6
Other non-current assets	0.1	—	0.1
Inventories	15.0	3.9	18.9
Accounts receivable	50.4	1.9	52.3
Other current assets	6.9	(3.0)	3.9
Short-term borrowings	(28.4)	0.3	(28.1)
Accounts payable	(38.9)	15.0	(23.9)
Other current liabilities	(23.8)	(17.5)	(41.3)
Long-term borrowings	(10.9)	0.1	(10.8)
Other non-current liabilities	(6.2)	(15.2)	(21.4)

Fair value of net tangible assets acquired	25.7	11.4	37.1
Franchise agreements	150.0	(23.1)	126.9
Goodwill	89.1	(7.8)	81.3
Deferred tax arising on recognition of intangible assets	(47.1)	12.7	(34.4)

Fair value of net assets acquired	217.7	(6.8)	210.9

Purchase price	216.3	(7.0)	209.3
Costs of acquisition	1.4	0.2	1.6

Total consideration	217.7	(6.8)	210.9

Payments for acquisition of Socib in 2008			224.3
Receipts from acquisition of Socib in 2009			(17.5)
Payments for acquisition of Socib in future years			4.0
Costs of acquisition to be paid			0.1

Total consideration			210.9

        The contribution of Socib to the results of the Group for the year ended 31 December 2008 was a loss of €1.0m, including restructuring charges of €1.3m. The acquisition resulted in the Group recording €81.3m of goodwill and €126.9m of franchise rights in its established countries segment.

        The goodwill arising on the acquisition of Socib is attributed to synergies that the Group expects to realise by combining operations with those already existing in northern and central Italy.

Notes to the Consolidated Financial Statements (Continued)

27.   Business combinations (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

27.   Business combinations (Continued)

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

        Details of the acquisition are as follows:

	As reported in 2007 € million	Adjustments in 2008 € million	Adjusted values € million
Property, plant and equipment	144.3	11.6	155.9
Inventories	7.1	—	7.1
Other current assets	26.6	—	26.6
Cash and cash equivalents	1.1	—	1.1
Short-term borrowings	(14.4)	—	(14.4)
Long-term borrowings	(9.1)	—	(9.1)
Other current liabilities	(19.5)	(2.4)	(21.9)

Fair value of net tangible assets acquired	136.1	9.2	145.3
Trademark	7.6	—	7.6
Water rights	3.1	(1.5)	1.6
Goodwill arising on acquisition	31.1	(7.0)	24.1

Fair value of net assets acquired	177.9	0.7	178.6

Cash paid to former shareholders	177.4	0.3	177.7
Costs of acquisition	0.5	0.4	0.9

Total consideration	177.9	0.7	178.6

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

Notes to the Consolidated Financial Statements (Continued)

28.   Dividends

        The Board of Directors proposes a dividend of €0.3 per share (totalling €109.7m, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 21 June 2010.

        The statutory minimum dividend recognised for 2008 amounted to €40.9m and was recorded as liability under 'Other payables' in the consolidated balance sheet. The remaining dividend of €61.4m was recorded in shareholders' equity in the second quarter of 2009 as an appropriation of retained earnings.

        The statutory minimum dividend recognised for 2009 amounted to €41.6m and has been recorded as liability under 'Other payables' in the consolidated balance sheet. The remaining estimated dividend of €68.1m will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2010.

        During 2009, a dividend of €0.28 per share totalling €102.3m was paid. During 2008, a dividend of €0.25 per share totalling €91.3m was paid. During 2007, a dividend of €0.32 (€0.21 adjusted for the bonus share issue) per share totalling €77.5m was paid.

29.   Financial risk management

Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

        Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors' approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Forward foreign exchange and foreign currency option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the forward foreign exchange and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward foreign exchange and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group Treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

        The following tables present details of the Group's sensitivity to increases and decreases in the euro and US dollar against the relevant foreign currencies. The sensitivity analysis is based on the historical volatility, over a twelve-month period, of the respective foreign currencies in relation to the euro and the US dollar. Management has determined the percentage change in each respective foreign currency to be a reasonable estimate of possible outcomes. The sensitivity analysis determines the potential gains and losses arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

2009 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	27.13%	—	—	—	—
Belarussian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)

		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Belarussian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)

		4.5	(0.1)	(5.6)	(2.0)

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

2008 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	17.88%	0.2	—	(0.2)	—
Belarussian rouble	19.65%	(0.2)	—	0.3	—
Croatian kuna	4.02%	0.1	(0.3)	(0.1)	0.3
Czech koruna	11.68%	2.5	2.8	(3.0)	(2.8)
Hungarian forint	10.47%	—	(1.8)	(1.5)	0.9
Moldovan leu	16.93%	0.7	—	(1.1)	—
Nigerian naira	31.24%	1.6	—	(3.1)	—
Polish zloty	14.51%	0.1	(7.4)	1.6	3.3
Romanian leu	11.08%	(0.8)	(1.3)	0.6	0.7
Russian rouble	20.68%	9.6	51.7	(18.5)	(80.2)
Serbian dinar	14.12%	1.9	—	(2.6)	—
Slovak koruna	7.00%	4.3	—	(4.9)	—
Swiss franc	10.76%	0.9	(4.0)	(1.8)	4.0
UK sterling	15.79%	4.6	1.1	(8.2)	(1.1)
Ukrainian hryvnia	29.75%	2.4	—	(4.5)	—
US dollar	18.05%	0.8	5.1	(2.6)	(6.9)

		28.7	45.9	(49.6)	(81.8)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Euro	8.40%	(0.8)	(5.1)	2.6	6.9
Nigerian naira	3.27%	0.4	—	(2.0)	—
Romanian leu	13.00%	—	(0.7)	—	0.7
Russian rouble	5.70%	(1.6)	(5.2)	1.3	6.6
Ukrainian hryvnia	3.58%	(0.1)	6.2	0.1	(11.6)

		(2.1)	(4.8)	2.0	2.6

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

2007 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.57%	0.2	—	(0.2)	—
Croatian kuna	10.00%	0.2	(0.4)	(0.2)	0.4
Czech koruna	4.70%	0.1	(0.6)	(0.1)	0.6
Hungarian forint	7.55%	0.6	(1.2)	(0.8)	1.2
Moldovan leu	7.97%	0.3	—	(0.3)	—
Nigerian naira	6.85%	0.4	—	(0.4)	—
Polish zloty	6.00%	0.3	(1.2)	(0.6)	0.9
Romanian leu	13.50%	1.4	(3.0)	(1.3)	2.1
Russian rouble	6.15%	3.1	(0.1)	(3.1)	0.1
Serbian dinar	11.11%	2.1	—	(2.1)	—
Slovak koruna	4.90%	0.3	(0.3)	(0.3)	0.3
Swiss franc	3.60%	0.3	(1.1)	(0.1)	0.2
UK sterling	7.45%	(0.3)	4.9	(0.3)	(4.6)
Ukrainian hryvnia	6.98%	0.1	—	(0.1)	—
US dollar	8.40%	(2.2)	—	2.2	—

		6.9	(3.0)	(7.7)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Euro	8.40%	2.2	—	(2.2)	—
Romanian leu	13.00%	(0.1)	(1.5)	0.1	1.5
Russian rouble	5.70%	1.5	(1.7)	(1.7)	0.9
Ukrainian hryvnia	3.58%	0.4	—	(0.4)	—

		4.0	(3.2)	(4.2)	2.4

Interest rate risk

        The fair value of interest rate swap agreements utilised by the Group modifies the Group's exposure to interest rate risk and the changes in fair value of debt by converting the Group's fixed rate debt into floating rate obligation based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group fully unwound two euro interest rate swap contracts with a notional value of €207.5m, both of which related to the €500.0m 7-year euro-denominated fixed rate bond that matures in 2011.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

        During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process.

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

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2009 would have decreased by €19.0m (2008: €17.4m, 2007: €12.1m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2009 would have increased by €19.0m (2008: €17.4m, 2007: €18.1m). This is mainly attributable to the Group's exposure to interest rates on its fixed rate bonds that have been swapped to a floating rate obligation.

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

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2009 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated in the balance sheet.

        If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Note 12.

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA- rating and strict investment limits are set, per fund, depending on the size of the fund.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

        The Group only undertakes investment transactions with banks and financial institutions that have a minimum independent credit rating of 'A' from Standard & Poor's or 'A2' from Moody's. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of 'AA-' or 'Aa3' from Standard & Poor's or Moody's Investors Service respectively.

Liquidity risk

        The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 14 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2009.

	€ million up to 1 year	€ million 1–2 yrs	€ million 2–5 yrs	€ million over 5 years
Borrowings	375.2	691.8	987.7	653.3
Derivative liabilities	4.4	—	—	—
Trade and other payables	1,223.8	0.6	—	1.2

As at 31 December 2009	1,603.4	692.4	987.7	654.5

Borrowings	1,000.6	202.2	1,148.4	882.2
Derivative liabilities	5.4	—	—	—
Trade and other payables	1,270.3	—	—	1.3

As at 31 December 2008	2,276.3	202.2	1,148.4	883.5

        The Group hedges exposures to changes in the fair value of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 14). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

        The Group's goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings (A/A3) maintained with Standard & Poor's and Moody's Investors Service, respectively. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' as shown in the consolidated balance sheet plus net debt. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2009 and 2008 were as follows:

	2009	2008
Total borrowings (refer to Note 14)	2,407.6	2,814.6
Less: Cash and cash equivalents (refer to Note 13)	(232.0)	(724.6)

Net debt	2,175.6	2,090.0
Total equity	2,595.9	2,930.8

Total capital	4,771.5	5,020.8

Gearing ratio	46%	42%

        The increase in the gearing ratio during 2009 resulted primarily from the capital return (refer to Note 17).

Fair values of financial assets and liabilities

        For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

        The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2009.

Level 2

        The fair value of foreign exchange forward contracts, foreign currency option contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of foreign exchange forward contracts, foreign currency option contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange and deposit rates at 31 December 2009 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

Level 3

        The fair value of available-for-sale unlisted investments is determined though the use of estimated discounted cash flows.

        The Group holds borrowings at both fixed and floating interest rates. Interest rate swap contracts have been used to manage the Group's exposure to interest rates, in line with the Group's fixed/floating rate strategy.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2009:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Interest rate swap contracts	—	8.8	—	8.8
Interest rate option contracts	—	7.7	—	7.7
Derivative financial assets used for hedging
Fair value hedges
Foreign exchange forward contracts	—	0.9	—	0.9
Foreign currency option contracts	—	2.4	—	2.4
Interest rate swap contracts	—	63.1	—	63.1
Cash flow hedges
Foreign exchange forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.3	—	0.3
Available-for-sale financial assets
Equity securities	2.1	—	15.6	17.7

Total financial assets	2.1	83.5	15.6	101.2

Financial liabilities at FVTPL
Cross-currency swap contracts	—	(175.4)	—	(175.4)
Hedged financial liabilities
Bonds and notes payable	—	(1,184.1)	—	(1,184.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign exchange forward contracts	—	(2.5)	—	(2.5)
Cash flow hedges
Foreign exchange forward contracts	—	(1.9)	—	(1.9)

Total financial liabilities	—	(1,363.9)	—	(1,363.9)

Notes to the Consolidated Financial Statements (Continued)

29.   Financial risk management (Continued)

        The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2009:

€ million
As at 1 January 2009	13.2
Total gains/(losses) for the year
In profit and loss	(0.2)
In other comprehensive income	(0.2)
Purchases	2.8

As at 31 December 2009	15.6

Total losses for the year included in profit or loss for assets held at 31 December 2009	(0.2)

        Total losses for the year included in profit or loss for available-for-sale equity securities amounted to €0.2m, related to assets held at 31 December 2009 and were recorded within operating expenses.

30.   Contingencies

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine of €2.8m was recognised in the Company's 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of the Company's competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

Notes to the Consolidated Financial Statements (Continued)

30.   Contingencies (Continued)

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

31.   Commitments

(a)   Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2009 € million	2008 € million
Less than one year	69.6	69.4
Later than one year but less than five years	163.6	128.3
Later than five years	27.4	37.2

Future minimum lease payments	260.6	234.9

        The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2009 € million	2008 € million	2007 € million
Plant and equipment	53.0	52.3	25.7
Property	46.8	47.2	48.7

Total operating lease charges	99.8	99.5	74.4

(b)   Capital commitments

        At 31 December 2009 the Group had capital commitments amounting to €27.2m (2008: €99.6m). Of this, €1.1m related to the Company's share of the commitments of its joint ventures (2008: €0.8m).

(c)   Long-term purchase commitments

        As at 31 December 2009 the Group had commitments to purchase raw materials amounting to €128.9m (2008: €192.0m). Of this, €24.2m related to the Company's share of the commitments of its joint ventures (2008: €39.3m).

Notes to the Consolidated Financial Statements (Continued)

32.   Directors' and senior management remuneration

        The total remuneration, including the fair value of stock option grants, paid to or accrued for directors and the senior management team during 2009 amounted to €12.6m (2008: €16.5m, 2007: €14.0m). Pension and post employment benefits for directors and the senior management team during 2009 amounted to €1.1m (2008: €0.8m, 2007: €1.1m).

        The total number of stock options granted to the managing director and the senior management team in 2009 amounted to 1.2m (2008: 1.2m, 2007: 0.9m).

33.   Related party transactions

(a)   The Coca-Cola Company

        As at 31 December 2009, TCCC indirectly owned 23.3% (2008: 23.3%, 2007: 23.4%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion until 2023. On 29 December 2008, Kar-Tess Holding S.A. and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding S.A. and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

        TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2009 amounted to €1,283.6m (2008: €1,390.9m, 2007: €1,283.7m).

        TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €56.9m (2008: €45.8m, 2007: €53.6m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2009, such contributions totalled €39.9m (2008: €37.6m, 2007: €44.1m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2009, such contributions made by TCCC to Coca-Cola Hellenic totalled €22.5m (2008: €15.2m, 2007: €21.9m) and the contributions of Coca-Cola Hellenic to TCCC totalled €5.5m (2008: €7.0m, 2007: €12.4m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. Support payments received from TCCC for the placement of cold drink equipment for 2007 were €40.5m.

Notes to the Consolidated Financial Statements (Continued)

33.   Related party transactions (Continued)

        In 2009, the Group sold items of property, plant and equipment to TCCC and recorded a gain of €0.2m (2008: €1.4m, 2007: €0.2m).

        During the year, the Group sold €20.5m of finished goods and raw materials to TCCC (2008: €11.7m, 2007: €13.0m).

        Other income primarily comprises rent, facility and other items of €4.4m (2008: €2.9m, 2007: €5.2m) and a toll-filling relationship in Poland of €15.0m (2008: €18.2m, 2007: €14.7m). Other expenses relate to facility costs charged by TCCC and shared costs that amounted to €1.5m (2008: €2.5m, 2007: €0.6m) and are included in operating expenses.

        During 2008 the Group recorded proceeds of €35.0m from the sale of the botaniQ, Römerquelle and Lanitis juice trademarks.

        As at 31 December 2009, the Group had a total amount due from TCCC of €64.2m (2008: €106.8m, 2007: €93.7m), of which €6.7m (2008: €4.5m) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €125.1m (2008: €160.0m, 2007: €131.5m).

(b)   Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by the parent of Kar-Tess Holding S.A. (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

        Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

        During 2009, the Group made purchases of €58.8m (2008: €117.5m, 2007: €95.8m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.3m (2008: €5.8m, 2007: €3.1m). In addition the Group recorded other income of €0.7m (2008: nil, 2007: nil). As at 31 December 2009, Coca-Cola Hellenic owed €3.6m (2008: €12.2m, 2007: €4.6m) to, and was owed €4.7m (2008: €1.8m, 2007: €1.0m) by Frigoglass.

(c)   Directors

        Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding S.A. to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr Alexander B. Cummings have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 32).

Notes to the Consolidated Financial Statements (Continued)

33.   Related party transactions (Continued)

(d)   Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2009, the Group purchased inventory from BPW amounting to €70.0m (2008: €104.0m, 2007: €90.4m) and recorded income of €0.1m (2008: €0.1m, 2007: nil). As at 31 December 2009, Coca-Cola Hellenic owed €1.7m (2008: €4.1m, 2007: €7.8m) to, and was owed €0.3m (2008: €0.6m, 2007: €1.0m) by BPW.

Kar-Tess Holding S.A.

        As at 31 December 2009, Kar-Tess Holding S.A. owned 29.5% (2008: 29.5%, 2007: 29.6%) of the issued share capital of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2009, the Group purchased €10.0m (2008: €11.1m, 2007: €11.4m) of finished goods and other materials and €0.4m (2008: €2.6m, 2007: €0.8m) of fixed assets from the Leventis Companies, no sales of finished goods and raw materials to the Leventis Companies were recorded (2008: €0.2m, 2007: nil) and rental expenses of €2.9m (2008: €0.4m, 2007: €0.1m) were incurred from the Leventis Companies. As at 31 December 2009, the Group owed €2.2m (2008: €1.1m, 2007: €1.7m) to, and was owed €0.2m (2008: nil, 2007: €0.2m) by the Leventis Companies.

Plias S.A. and its subsidiaries ('Plias')

        Plias is related to Coca-Cola Hellenic by way of some common shareholdings. During 2009, the Group had no purchases (2008: €0.2m, 2007: nil) of finished goods and other materials from Plias and had not recorded any income (2008: €0.2m, 2007: nil). At 31 December 2009, the payables to Plias S.A. were €0.2m (2008: nil, 2007: nil) and there were no receivables from Plias S.A. (2008: €0.6m, 2007: €0.5m).

Ilko Hellenic Partners GmbH ('Ilko')

        On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand across Coca-Cola Hellenic's territories. During 2009, the Group received reimbursement for direct marketing expenses incurred of €0.5m (2008: €0.8m) and recorded other income of €0.4m (2008: nil). As at 31 December 2009, the receivables from Ilko were €1.3m (2008: €2.6m).

Other Coca-Cola bottlers

        The Group did not purchase any finished goods (2008: nil, 2007: €0.7m), incurred expenses of €0.1m (2008: nil, 2007: €2.4m) and did not record any income (2008: €0.1m, 2007: nil) from other Coca-Cola bottlers over which TCCC has significant influence. At 31 December 2009, there were no payables (2008: nil, 2007: €0.5m) and no receivables (2008: nil, 2007: nil) with such Coca-Cola bottlers.

Notes to the Consolidated Financial Statements (Continued)

33.   Related party transactions (Continued)

Other related parties

        The Group purchased €2.1m (2008: €3.0m, 2007: nil) of raw materials and finished goods and €0.2m (2008: €0.6m, 2007: nil) of fixed assets from other related parties. Further, the Group incurred expenses of €1.0m (2008: €2.6m, 2007: nil) and recorded income of €0.2m (2008: €0.1m, 2007: nil). At 31 December 2009, the Group owed €0.4m (2008: €0.4m, 2007: nil) to, and was not owed any amounts (2008: €0.1m, 2007: nil) by other related parties.

        There are no significant transactions with other related parties for the year ended 31 December 2009.

Notes to the Consolidated Financial Statements (Continued)

34.   List of principal Group companies

        The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2009	2008
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Balkaninvest Holdings Limited(9)	Cyprus	—	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(10)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Clarina Holding S.àr.I(11)	Luxembourg	—	100.0%
Coca-Cola Beverages AG	Switzerland	99.9%	99.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola Beverages Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.(12)	The Netherlands	100.0%	—
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	89.1%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Magyarország Kft.	Hungary	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	89.1%	89.1%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Coca-Cola Molino Beverages Limited(13)	Cyprus	—	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.	Romania	50.0%	50.0%

Notes to the Consolidated Financial Statements (Continued)

34.   List of principal Group companies (Continued)

		% ownership
	Country of registration	2009	2008
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.	Italy	100.0%	100.0%
Fonti del Vulture S.r.l.(10)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(10)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH	Austria	33.3%	33.3%
Jayce Enterprises Limited	Cyprus	100.0%	100.0%
Coca-Cola HBC Ireland Limited(14)	Republic of Ireland	100.0%	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
Molino Beverages Holding S.à.r.l(15)	Luxembourg	—	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multon Z.A.O. Group(10)	Russia	50.0%	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(10)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Socib S.p.A.	Italy	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Softbul Investments Limited	Cyprus	100.0%	100.0%
Softinvest Holdings Limited(16)	Cyprus	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen AG(17)	Switzerland	—	99.9%
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o., Surdulica	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(9)
In November 2009, Balkaninvest Holdings Limited was liquidated.

(10)
Joint venture.

(11)
In October 2009, Clarina Holding S.àr.l was liquidated.

(12)
In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.

(13)
In November 2009, Coca-Cola Molino Beverages Limited was liquidated.

(14)
During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

(15)
In October 2009, Molino Beverages Holding S.à.r.l was liquidated.

(16)
In October 2009, Softinvest Holdings Limited was liquidated.

(17)
During 2009, Valser Mineralquellen AG was absorbed by Coca-Cola Beverages AG.

Notes to the Consolidated Financial Statements (Continued)

35.   Joint ventures

        The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group's proportional share of related assets, liabilities, revenues and expenses are recognised in the consolidated financial statements.

        On 26 June 2008, the Group sold to TCCC a legal entity containing the trademarks for the Römerquelle group and 50% of a legal entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group. The Group has formed a joint venture with TCCC in respect of the production, sale and distribution of the Römerquelle group.

        The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2009 € million	2008 € million	2007 € million
Balance sheet
Non-current assets	298.6	315.2	332.4
Current assets	149.1	148.7	130.5

Total assets	447.7	463.9	462.9

Non-current liabilities	(37.1)	(35.6)	(39.0)
Current liabilities	(82.0)	(73.8)	(60.7)

Total liabilities	(119.1)	(109.4)	(99.7)

Net assets	328.6	354.5	363.2

Income statement
Income	243.2	309.8	273.2
Expenses	(235.5)	(323.1)	(245.1)

Net profit/(loss)	7.7	(13.3)	28.1

        In addition, the Group has an interest in six jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 31.