Form 20-F
period 2010-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2011-03-29
CIK 1190713

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2010, the close of the period covered by the annual report: 366,136,440 ordinary shares of nominal value €0.50 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3, "Key Information—Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2011 and future years, business strategy and the effects of the global economic slowdown, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, "Key Information—Risk Factors" included elsewhere in this annual report.

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

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements are also in compliance with IFRS as adopted by the European Union, or EU. This annual report includes our audited consolidated balance sheets as at December 31, 2010 and 2009, and the related consolidated statements of income, of other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.

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

        In this annual report, references to "euro" and "€" are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. Greece adopted the euro as its official currency as of January 1, 2001, at the irrevocably fixed exchange rate of €1.00 = 340.75 Greek drachmas. The following countries in which we operate have also adopted the euro as their official currency: Austria, Cyprus, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective January 1, 2011, Estonia. Additionally, the currencies of six countries in which we operate are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to January 1, 2011, Estonia, are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the Noon Buying Rate for cable transfers as certified by the Federal Reserve Board of New York (the "Noon Buying Rate"). No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3968, being the Noon Buying Rate between the euro and the US dollar on March 15, 2011.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, adjusted EBITDA and reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA) set forth below for the five year period ended December 31, 2010 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. Our consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, are included elsewhere in this annual report and the historical information for the years ended December 31, 2007 and 2006 is derived from the audited financial statements which are not included in this document.

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

	As at and for the year ended
	December 31, 2010(1)	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$9,489.3	€6,793.6	€6,543.6	€6,980.7	€6,461.9	€5,616.3
Cost of goods sold	(5,656.5)	(4,049.6)	(3,905.5)	(4,169.6)	(3,807.3)	(3,363.2)
Gross profit	3,832.8	2,744.0	2,638.1	2,811.1	2,654.6	2,253.1
Total operating expenses	(2,931.9)	(2,099.0)	(1,999.3)	(2,356.5)	(1,952.0)	(1,746.0)
Operating profit	900.9	645.0	638.8	454.6	702.6	507.1
Profit after tax attributable to owners of the parent	591.1	423.2	399.2	227.6	472.3	333.7
Cash flow data:
Net cash provided by operating activities	1,379.9	987.9	997.2	877.3	859.8	773.1
Net cash used in investing activities	(510.5)	(365.5)	(342.9)	(760.5)	(709.6)	(538.7)
Net cash (used in) provided by financing activities	(737.1)	(527.7)	(1,143.3)	422.8	(256.2)	(111.0)
Balance sheet data:
Intangible assets	$2,747.4	€1,966.9	€1,874.1	€1,918.0	€1,913.0	€1,865.7
Share capital	255.8	183.1	182.8	182.7	181.9	121.0
Total assets	10,100.8	7,231.4	6,796.8	7,521.8	6,634.3	6,083.3
Net assets	4,324.4	3,095.9	2,595.9	2,930.8	3,052.3	2,724.1
Long-term borrowings, less current portion	2,313.7	1,656.4	2,101.7	2,284.9	1,585.5	1,600.8
Share and per share data:
Average ordinary shares outstanding(2)(3)	366,136,440	366,136,440	364,868,713	364,848,049	363,135,006	361,100,202
Shares repurchased(3)	3,430,135	3,430,135	1,111,781	—	—	—
Profit after tax attributable to owners of the parent per ordinary share: basic and diluted(2)(3)	$1.62	€1.16	€1.09	€0.62	€1.30	€0.92
Cash dividends declared per ordinary share(4)	—	—	0.30	0.28	0.25	0.21
Capital return per ordinary share(5)	—	—	1.50	—	—	—
Other operating data:
Unit cases volume	2,100.0	2,100.0	2,069.3	2,115.5	2,018.8	1,788.0
Adjusted EBITDA	$1,461.9	€1,046.6	€1,019.3	€1,039.0	€1,066.6	€874.9
Ratio of earnings to fixed charges(6)	5.8	5.8	5.8	3.1	5.7	4.9
Reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA:
Profit after tax attributable to owners of the parent	$591.1	€423.2	€399.2	€227.6	€472.3	€333.7
Non-controlling interests	16.3	11.7	22.4	12.3	14.5	7.5
Tax	191.2	136.9	142.5	106.4	128.4	89.9
Share of results of equity method investments	(3.5)	(2.5)	1.9	(0.1)	1.6	(0.4)
Finance income	(10.3)	(7.4)	(9.4)	(16.9)	(11.7)	(11.0)
Finance costs	116.1	83.1	82.2	125.3	97.5	87.4

Operating profit	$900.9	€645.0	€638.8	€454.6	€702.6	€507.1
Plus:
Depreciation of property, plant and equipment	541.7	387.8	360.7	365.4	354.0	329.1
Impairment of property, plant and equipment	—	—	—	—	—	24.5
Amortization of and adjustments to intangible assets	9.9	7.1	6.9	4.9	4.2	10.2
Impairment of intangible assets	—	—	—	189.0	—	—
Stock option compensation	9.4	6.7	6.4	9.3	5.8	4.0
Other non-cash items	—	—	6.5	15.8	—	—

Adjusted EBITDA	$1,461.9	€1,046.6	€1,019.3	€1,039.0	€1,066.6	€874.9

(1)
Convenience translation figures are translated at the March 15, 2011 Noon Buying Rate for euro of €1.00 = $1.3968. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

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

(3)
As adjusted for the shares repurchased. On April 30, 2009, we resolved to buy back a maximum of 5% of our paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of April 27, 2009 approving such share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that time, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such approved share buy-back programs. We may therefore, at our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The purchase of shares pursuant to the share buy-back program is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at December 31, 2009, 1,111,781 shares had been purchased pursuant to the share buy-back program for a total consideration of €16.6 million, bringing the shares in circulation to 364,427,294. As at December 31, 2010, 3,430,135 shares had been purchased pursuant to the share buy-back programme for a total consideration of €57.2 million, bringing the shares in circulation to 362,706,305.

(4)
Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The proposed dividends for the years ended December 31, 2006 to December 31, 2009 were declared and paid in the subsequent year. For the year ended December 31, 2010, we are not required to pay a statutory minimum 2010 annual dividend since we reported a net loss in our unconsolidated financial statements.

(5)
On September 18, 2009, we announced a proposal for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders (i.e. €1.50 per share). At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and a new €300 million 7-year bond issue. We issued this bond in November 2009, through our wholly owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of €300 million due in 2016.

(6)
See Exhibit 7.1, Statement re Computations Ratios—"Ratio of Earnings to Fixed Charges".

Exchange rate information

        The table below shows the low, high, average and period-end Noon Buying Rates for the years 2006 to 2010. The average is computed using the Noon Buying Rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average*	End of period
2006	1.19	1.33	1.27	1.32
2007	1.29	1.49	1.38	1.46
2008	1.24	1.60	1.47	1.39
2009	1.25	1.51	1.40	1.43
2010	1.20	1.45	1.32	1.33

        The table below shows the low, high, average and period-end exchange rates for euro for each month during the six months prior to the date of this annual report, using the Noon Buying Rate. The Noon Buying Rate between the euro and the US dollar on March 15, 2011 was €1.00 = $1.3968.

Month	Low	High	Average*	End of Period
September 2010	1.27	1.36	1.31	1.36
October 2010	1.37	1.41	1.39	1.39
November 2010	1.30	1.42	1.37	1.30
December 2010	1.31	1.34	1.32	1.33
January 2011	1.29	1.37	1.34	1.37
February 2011	1.35	1.38	1.37	1.38
March 2011 (through March 15, 2011)	1.38	1.40	1.39	1.40

*
The average of the US dollar/euro exchange rate on the last day of each month during the period or in case of monthly averages, the average of all days in the month.

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

        Since we reported a net loss in our unconsolidated financial statements, we are not required to pay a statutory minimum 2010 annual dividend. We paid a dividend of €0.30 per share for 2009 but do not intend to propose the payment of any dividend for 2010. Our Board of Directors has decided to propose to our shareholders, in the Annual General Meeting to be held on May 6, 2011, an increase of our share capital by approximately €550 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share will be increased from €0.50 to €2.00. At the same time, the share capital will be decreased by approximately €183 million, through a reduction of the nominal value of the shares by €0.50 per share. The nominal value of the shares will be decreased from €2.00 to €1.50 per share, and an equal amount of capital will be proposed to be returned to our shareholders in cash. The capital return will be financed through accumulated cash and is subject to shareholder and regulatory approval.

        The following table shows the dividend amounts paid to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Per ordinary share(1)		Total(2)
Year	€	$(3)	€	$(3)	€	$(3)
					(in millions)
2006	0.32	0.45	0.21	0.29	77.5	108.25
2007	0.25	0.35	0.25	0.35	91.3	127.53
2008	0.28	0.39	0.28	0.39	102.3	142.89
2009	0.30	0.42	0.30	0.42	109.7	153.23
2010	—	—	—	—	—	—

(1)
The dividend per ordinary share for 2006 as adjusted for the one-for-two bonus share issuance on November 13, 2007. Although the total amount of dividends distributed does not change, the dividend per ordinary share does. The number of shares outstanding should be multiplied by 1.5 to reflect the one-for-two bonus share issuance. Hence, the dividend per share should be divided by 1.5.

(2)
Based on the number of ordinary shares in issue as of the dividend record date.

(3)
The US dollar amounts are based on the Noon Buying Rate for euro on March 15, 2011, which was €1.00 = $1.3968.

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

        We pay dividends solely in euro. Citibank N.A., as Depositary, will convert any dividends on ordinary shares represented by ADSs into US dollars if it can do so on a reasonable basis and can transfer the proceeds to the United States. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the ordinary shares represented by the ADSs.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        You should carefully consider the risks and uncertainties described below. You should also refer to the other information set out in this annual report, including our audited consolidated financial statements and the related notes. The risks and uncertainties described below may materially affect our company and any investment you make in our company. If these events occur, the trading price of our ordinary shares and ADSs could decline. Additional risks and uncertainties that do not currently exist, or that we are unaware of, may also become important factors that adversely affect our company and your investment.

Risks relating to our relationship with The Coca-Cola Company, Kar-Tess Holding and Nestle S.A.

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

        Our bottlers' agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 96% of our total sales volume in 2010. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottlers' agreements with The Coca-Cola Company covering each of our territories. The bottlers' agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the EU as well as Norway, Iceland and Liechtenstein.

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

Kar-Tess Holding and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding currently owns approximately 23% and The Coca-Cola Company currently indirectly owns approximately 23% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. On December 6, 2010, Kar-Tess Holding transferred 22,453,254 shares representing 6.13% of our outstanding shares by transferring its wholly owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited", to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or who were nominated by such ultimate beneficial owners of Kar-Tess Holding. No such entity or individual owns individually more than 2% of our outstanding share capital. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, the Kar-Tess Group, of which Kar-Tess Holding is the sole remaining member, and The Coca-Cola Company Entities, entered into a shareholders' agreement that governs certain aspects of their relationship. Kar-Tess Holding and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter, until expiration of the shareholders' agreement in December 31, 2018). Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Under their shareholders' agreement, Kar-Tess Holding and The Coca-Cola Company Entities have also agreed that, based on a twelve-member board of directors, The Coca-Cola Company would be represented by two directors and Kar-Tess Holding would be represented by four directors. Kar-Tess Holding and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Kar-Tess Holding and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, the parties may jointly agree to terminate the shareholders' agreement at any time, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties upon three months written notice.

        These arrangements give Kar-Tess Holding and The Coca-Cola Company substantial influence over our business and enables them, together, to determine the outcome of all actions requiring approval by our board of directors and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The shareholders' agreement between Kar-Tess Holding and The Coca-Cola Company Entities" for a description of the shareholders' agreement and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for additional information on the matters requiring extraordinary quorum and supermajority approval (consisting of at least 67% of paid-in share capital).

        The interests of Kar-Tess Holding and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, Kar-Tess Holding and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and Kar-Tess Holding or which would otherwise benefit us. For example, they might vote against an acquisition of us by a third party, meaning our other shareholders would not receive the premium over the then-current market price of our ordinary shares that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on our relationship with Kar-Tess Holding and The Coca-Cola Company and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to our articles of association and under Greek law.

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

        Brand recognition is critical in attracting consumers to our products. In each country in which we operate, The Coca-Cola Company owns the trademarks of all of its products which we produce, distribute and sell. We rely on The Coca-Cola Company to protect its trademarks in the countries where we operate, which include some countries that offer less comprehensive intellectual property protection than the United States and the EU. The trademarked beverages of The Coca-Cola Company represented approximately 96% of our total sales volume in 2010. If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and lead to a significant decrease in the volume of our sales of trademarked beverages of The Coca-Cola Company, which would materially and adversely affect our results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects our business.

        Beverage Partners Worldwide is a joint venture between The Coca-Cola Company and Nestlé S.A. Recent efforts to expand our presence in the combined still and water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of our Nestea ready-to-drink tea products comprised approximately 5% of our total sales volume in 2010. We depend on The Coca-Cola Company to protect our interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects our business, then our net sales revenue may decline dramatically. There can be no assurance that we would be able to replace any Beverage Partners Worldwide products that are removed from our product portfolio as a result of such dissolution or alteration.

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

Our growth prospects may be harmed if we are unable to expand successfully in the combined still and water beverages category.

        We believe that the combined still and water beverages category offers significant growth potential. We intend, together with The Coca-Cola Company, to continue to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to spend significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that The Coca-Cola Company will successfully develop and promote new still and water beverage brands or that we will be able to increase our sales of new still and water products. If we are unable to continue to expand in the combined still and water beverages category, then our growth prospects may be materially and adversely affected.

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

        A substantial proportion of our operations, representing approximately 58% of 2010 net sales revenue, is carried out in emerging and developing countries. Operations in these markets are subject to the customary risks of operating in emerging and developing countries, which include potential political and economic uncertainty, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations and changes in government policy. Such factors could affect our results by causing interruptions to operations or by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. Financial risks of operating in emerging and developing countries also include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and country default resulting from significant deficits as well as other factors. These circumstances could adversely impact our business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of our emerging and developing countries materially impacted our results over the past years. Due to our specific exposure, these factors could affect us more than our competitors with less exposure to emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors.

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

        Greece, which accounted for approximately 7% of our unit case sales volume and approximately 8% of our consolidated operating profit in 2010, is currently facing a severe economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to a downgrade on April 27, 2010 by Standard & Poor's Ratings Services of Greece's long- and short-term sovereign credit ratings to 'BB+' and 'B', respectively, and Greece was characterized as credit watch negative on December 2, 2010. Additionally, on March 7, 2011, Moody's Ratings Services downgraded Greece's sovereign credit rating to Ba1 from B1. Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. A further tightening of the government's multiyear fiscal consolidation program is likely under the European Monetary Union / International Monetary Fund agreement, which will further depress Greece's medium-term economic growth prospects.

        Other countries in which we operate face similar economic conditions. Italy accounted for approximately 15% of our unit case sales volume in 2010. In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. The Republic of Ireland accounted for approximately 2% of our unit case sales volume in 2010. In November 2010, the Irish government agreed a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Such measures are likely to negatively impact GDP and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of our local operations and on a consolidated basis.

        These measures are likely to reduce disposable income and discretionary spending by customers in our countries of operation located within the EU, and could adversely affect the tourism industry, which could result in a reduced demand for our products. Further, the governments' fiscal measures have resulted and may continue to result in increased taxation on our business, which would reduce our profits. Finally, the European sovereign debt crisis may create a downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which will depress our profit margins if we are unable to recover these additional operating costs from our customers through market-based activities. Any one or a combination of these factors may have a material effect on our results of operations and final condition.

Negative financial and economic conditions could lead to reduced demand for our products.

        Negative financial and economic conditions in many countries in which we operate has led and could continue to lead to reduced demand for our products, or an increase in price discount activity, or both, which would have a negative impact on our financial position, results of operations and cash flows. Governments have been facing greater pressure on public finances, leading to risk of increased taxation. These factors may also lead to intensified competition for market share and available margin as well as reduced tourist activity, with consequential potential adverse effects on volumes. Negative financial and economic conditions may have a negative impact on our customers and other parties with whom we do, or may do, business.

        Consumers' disposable income appears to have come under pressure in several of our key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally, have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of our key markets may be adversely affected for an indeterminate period of time.

Increased taxation on our business may reduce our profitability.

        We are subject to a myriad of taxes across each of the jurisdictions in which we operate. The imposition of new taxes, or increases in taxes on our products, may have a material adverse effect on our business, financial condition, prospects and results of operations. The severe fiscal crises currently impacting many of our countries have resulted in increased taxation on our business. In particular, pursuant to Article 5 of Law 3845/2010, on May 6, 2010, the Greek government imposed an 'Extraordinary Contribution of Social Responsibility' on net income for the fiscal year ended December 31, 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for 2009 was €21.2 million, which we recorded as a tax charge in 2010. Further fiscal measures may continue to result in increased taxation on our business, which would reduce our profits. Governments may also enact or increase taxes that apply to the sale, or production, of our products. Higher taxes on the sale of our products, in the form of excise or other consumption taxes, could lead to increased prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. Government imposed deposits or taxes on glass and/or metal packaging material, and/or other materials used in our business, would also reduce our profitability.

The global financial and credit crisis and the Greek government debt crisis may have impacts on our liquidity that currently cannot be predicted, and increasing interest rates may affect our ability to obtain credit.

        The credit crisis and related turmoil in the global financial systems as well as, the Greek government debt crisis, may have a material impact on our liquidity and financial condition, and we may ultimately face major challenges if conditions do not improve. If the capital and credit markets experience volatility and the availability of funds becomes limited to us, then we may face increased interest rates and incur other costs associated with debt financings and our ability to access the capital markets or borrow money may become restricted at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions, as well as on our ability to fund our operations and capital expenditures in the future, on our growth rate and shareholder returns. Decreases in the funded levels of our pension plans may also increase pension funding requirements. In this context, changes in our credit rating could have a material adverse effect on our interest costs and financing sources. Our credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities. While the ultimate outcome and impact of the current crises cannot be predicted, they may have a material adverse effect on our future liquidity.

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

        The contamination or deterioration of our products, whether actual or alleged, deliberate or accidental, could harm our reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of our products, the stocking and delivery of our products to retailers and wholesalers, and the storage and shelving of our products at the final points of sale. Any such contamination or deterioration could result in a recall of our products and/or criminal or civil liability could restrict our ability to sell our products which, in turn, could have a material adverse effect on our business and prospects. These events, including incidents involving other bottlers of The Coca-Cola Company's products, could also materially and adversely impact our competitiveness and revenues by harming the reputation of The Coca-Cola Company's brands.

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

        We depend on effective supply and distribution networks to obtain necessary inputs for our production processes and to deliver our products to our customers. Damage or disruption to our supply or distribution capabilities due to weather, natural disaster, fire, loss of water or power supply, terrorism, political instability, military conflict, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons, could impair our ability to manufacture or sell our products.

        Although the risk of such disruptions is particularly acute in our emerging countries, where distribution infrastructure is relatively undeveloped, our developed and established country operations are also subject to such risks. In Greece, for example, which is one of our key markets, general transportation strikes in 2008 and 2010 limited our ability to fulfill customer orders for several weeks, particularly in our higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

        To the extent we are unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse effect on our business and results of operations.

Price increases in, and shortages of, raw materials and packaging materials could materially and adversely affect our results of operations.

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

        Water, in particular, is the main ingredient in substantially all of our products. As demand for water continues to increase around the world and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints. Sugar is also a primary ingredient in many of our products and has recently experienced significant price increases.

        The supply and price of raw materials and packaging materials used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, global supply and demand, export demand, market fluctuations, speculative movements in the raw materials or commodities markets, exchange rates, currency controls, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

        We cannot predict future availability, or prices, of the raw materials or commodities required for our products. The markets for certain raw materials or commodities have experienced, and will continue to experience, shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged.

        In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers. Although supply agreements and derivative financial instruments can protect against increases in raw material and commodities costs, they can not provide complete protection over the longer term. Moreover, since hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery, it is possible that we may become locked into prices that are ultimately higher than the actual market price at the time of delivery.

        A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede our production process if we are unable to find suitable substitutes. In each case, this could have a materially adverse effect on our results of operations. You should read Item 4, "Information on the Company—Business Overview—Raw materials" and Item 5, "Operating and Financial Review and Prospects—Principal factors affecting the results of our operations—Raw material costs" for additional information on our procurement of packaging and raw materials and the cost of raw materials.

Increase in the cost of energy could affect our profitability.

        We use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and, in some of our countries, to operate fleets of motor vehicles. A substantial increase in the price of fuel and other energy sources would increase our costs and, therefore, could negatively impact our profitability. We are particularly reliant on natural gas exports from the Russian Federation and would be particularly affected by any restriction of natural gas exports from that country.

Fluctuations in exchange rates may adversely affect the results of our operations and financial condition.

        We derive a portion of our revenues from countries that have functional currencies other than our reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impact our income statement and balance sheet when results are translated into euro. If the euro appreciates in relation to these currencies, then the euro value of the contribution of these operating companies to our consolidated results and financial position will decrease.

        We incur currency transaction risks whenever one of our operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, we purchase raw materials which are priced predominantly in euro and US dollars, while we currently sell our products in countries other than Austria, Cyprus, Estonia, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia, in local currencies. Although we do use financial instruments to attempt to reduce our net exposure to currency fluctuations, there can be no assurance that we will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long term. We attempt to reduce our currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, we cannot assure that we will be able to manage our currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on our financial condition or results of operations.

We are exposed to the impact of exchange controls, which may adversely affect our profitability or our ability to repatriate profits.

        The currencies of Nigeria, the Russian Federation, Bulgaria, Ukraine, Serbia, Armenia, Bosnia and Herzegovina, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These countries represented approximately 35% of our net sales revenue in 2010. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to repatriate profits that we earn out of these countries.

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

        Some environmental laws and regulations may result in significant additional costs or diminish our ability to formulate and implement marketing strategies that we believe could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the countries in which we operate have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programs have included, for example, requiring the attainment of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require us to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and hurt our sales. In addition, such legislation could prevent us from promoting certain forms of profitable non-returnable packages or could otherwise adversely impact our business and prospects. For additional information, see Item 4, "Information on the Company—Business Overview—Environmental matters".

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

        Environmental regulations are becoming more stringent in many of the countries in which we operate. In particular, governments and public interest groups are becoming increasingly aware of and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions, as well as our own commitment to social and environmental responsibility, might require increased investment in energy conservation and emissions reduction technologies, both at the production stage and with respect to our cooler infrastructure, which may result in increased capital expenditure, greater operating costs, or both.

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

Sales of substantial amounts of our ordinary shares by Kar-Tess Holding or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of our ordinary shares or ADSs.

        Kar-Tess Holding and The Coca-Cola Company Entities have agreed among themselves to maintain their combined shareholding until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter, until expiration of the shareholders' agreement). Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). The current term of the shareholders' agreement extends to December 2018, after which either group of parties may terminate it on three months' written notice. However, Kar-Tess Holding and The Coca-Cola Company Entities may sell additional ordinary shares in our company, subject only to the limitations set forth in their shareholders' agreement. Under the shareholders' agreement, Kar-Tess Holding or The Coca-Cola Company Entities may consent to sales of ordinary shares by the other party at any time. Sales of substantial amounts of our ordinary shares or ADSs in the public market by Kar-Tess Holding or The Coca-Cola Company Entities, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs and could adversely affect our ability to raise capital through future capital increases.

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

        The principal trading market for our ordinary shares is the Athens Exchange. The Athens Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2010, the average daily trading volume on the Athens Exchange was approximately €139.4 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €6.2 million. By comparison, in 2009, the average daily trading volume on the Athens Exchange was approximately €205.7 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €5.3 million.

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

26

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

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We were formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on August 9, 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding acquired a 99.9% interest in Hellenic Bottling Company S.A. The shares of Hellenic Bottling Company S.A. were listed on the Athens Exchange in July 1991 and it became the largest non-financial company listed on the Athens Exchange. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

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

        Since 2002, we have expanded our presence in the combined still and water beverages category. We acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and we developed the NaturAqua mineral water brand in Hungary (November 2002) and the Olimpja water brand in Bosnia (August 2004).

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

        We also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006), a direct full service vending company in Italy, Eurmatik S.r.l. (May 2007) and a company owning a newly constructed production facility in the Russian Federation, OOO Aqua Vision (September 2007). Eurmatik S.r.l. was subsequently sold in February 2011.

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

B.    Business Overview

Overview

Our business and our products

        Our business consists of producing, selling and distributing non-alcoholic beverages consisting primarily of products of The Coca-Cola Company. We are one of the largest bottlers of non-alcoholic beverages in Europe, operating in 28 countries with a total population of approximately 567 million people (including our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia). In 2010, we sold approximately 2.1 billion unit cases, generating net sales revenue of €6.8 billion.

        Our products include sparkling, still and water beverages. The combined still and water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2010, sparkling beverages category accounted for 66% and the combined still and water beverages category accounted for 34% of our sales volume, as compared, respectively, to 66% and 34% in 2009 and 65% and 35%, respectively in 2008. We offer our products in a range of flavors and package combinations which vary from country to country.

        We are one of The Coca-Cola Company's key bottlers, that is, bottlers in which The Coca-Cola Company has a significant equity interest and which The Coca-Cola Company regards as strategic partners based on factors such as size, geographical diversification and financial and management resources. We believe that our success and the success of the products of The Coca-Cola Company in our markets, relies in large part upon the alignment of strategic objectives between us and The Coca-Cola Company, with the two companies working together and combining their respective skills and assets to maximize opportunities to increase sales and profits in the countries in which we operate. As part of this relationship, we work together with The Coca-Cola Company such that The Coca-Cola Company has primary responsibility for consumer marketing and brand promotion, while we produce, sell and distribute the products of The Coca-Cola Company and execute customer marketing at the points of sale.

        Under our bottlers' agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 96% of our total sales volume in 2010, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 38% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite, Coca-Cola light (which we sell in some of our countries under the Diet Coke trademark) and Coca-Cola Zero. Our core brands together accounted for approximately 60% of our total sales volume in 2010. We also produce, sell and distribute a broad family of brands of other sparkling, still and water beverages which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

Our markets

        We group our countries into three reporting segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three reporting segments are as follows:

  •
  established countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  emerging countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

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

Substantial scale benefits

        We are the largest independent bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and the second largest in terms of volume. We operate in 28 countries with a total population of approximately 567 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings, and coordination and optimization of investment planning, including capital expenditure.

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

Modern business infrastructure

        Since 2001, we have invested approximately €4.1 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

        In cooperation with Contour Global, a third-party developer of electric power and district heating systems, we have committed to build 15 combined heat and power units across 15 countries. We expect that such units will collectively cut our direct CO2 emissions by more than 250,000 tons annually. Installing a combined heat and power unit generally improves the energy efficiency of the bottling plant it services by approximately 40%. By using quad-generation technology to recover food-grade CO2, our bottling plants are able to further reduce their emissions by up to 40%. Combined heat and power units have become operational in Hungary, Romania, Northern Ireland and Italy. A further four units are near completion in Nigeria and Poland and are expected to become operational over the next twelve months.

Large and skilled sales force

        We believe that we have one of the largest and best-trained sales forces in the non-alcoholic beverages industry in each of our countries. This allows us to work closely and develop strong relationships with our customers.

Experienced management

        Our senior management team has extensive experience in the non-alcoholic beverages industry. This provides us with strong knowledge of the industry, familiarity with our customers, and understanding of the development, manufacture and sale of our products.

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

  •
  to create superior sustainable returns.

Building capabilities

        Our strategy starts with our people. We believe that our success to date is due in large part to our experienced management team and to the dedication and professionalism of our approximately 42,500 employees. We intend to continue to build employee excellence by recruiting the best people and by providing intensive and ongoing training and career development. At the same time, we will continue to use our compensation system to closely align our employees' incentives with the achievement of financial targets that enable us to meet our strategic objective of maximizing shareholder value over time.

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

Developing our markets by delivering superior customer service and quality products

        The second key element of our strategy is to further develop each of our markets by delivering superior customer service and quality products. Our blueprint for executing this strategy can be summarized in a simple formula: availability; affordability; acceptability; and activation.

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

        We believe our strategy of acquiring and developing promising new products has been successful to date. This strategy has resulted in our acquisition of Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), Lanitis Bros Limited, a Coca-Cola franchise bottler in Cyprus that included a significant juice and dairy business (April 2006), and our development of the NaturAqua mineral water brand in Hungary (November 2002) and the Olimpija water brand in Bosnia (August 2004). Our acquisition of OOO Aqua Vision (September 2007), has also provided us with capabilities to produce a full range of non-alcoholic beverages in the key Moscow market, including sparkling beverages, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks.

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

        In addition, as part of our strategy of broadening out product range, by leveraging our distribution capabilities, we have entered into several distribution agreements with third parties. You should read Item 4, "Information on the Company—Business Overview—Our products" for additional information on third party products distributed by us.

Improving efficiency and optimizing use of capital

        We have benefited from the increase in the size of our company over the past ten years:

  •
  by centralizing our strategic procurement function, we have been able to reduce our costs of raw materials and packaging; and

  •
  by implementing best practices across the company, we have been able to improve our manufacturing, sales and distribution systems.

        We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. We also intend to continue to balance investment in new production and distribution infrastructure with improved utilization of existing capacity. We also continue to invest in advanced IT systems in some of our markets to enhance productivity.

        At the same time, we intend to continue to manage our capital expenditure carefully by focusing our investment on more profitable areas of our business, such as cold drink equipment for use in the immediate consumption channel. Our immediate consumption channels include restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in our immediate consumption channels typically generate lower volume and higher margins per retail outlet than our future consumption channels. Through the careful management of our capital expenditure, the efficient deployment of our assets, including cold drink equipment and distribution infrastructure, across our countries and the use of appropriate financing arrangements, we aim to optimize the utilization of our capital.

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

        In some of our countries, we also produce, sell, distribute and market our own brands. These include our range of Amita juices in Greece and Italy, our mineral water, Avra, in Greece and Cyprus, our Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland, and our Lanitis dairy products in Cyprus. We also distribute certain sparkling, still and water beverages and other products which we purchase from other companies unaffiliated with The Coca-Cola Company in some of our countries.

        In 2010, sparkling beverages of The Coca-Cola Company accounted for 66% of our sales volume, still and water beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde, together with Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 30% of our sales volume. In 2010, other beverages, principally our Amita juices and Avra waters, accounted for approximately 4% of our sales volume. The following table sets forth our top five brands in 2010 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2010 as a percentage of total sales volume
Coca-Cola	38
Fanta	10
Sprite	6
Bonaqua/Bonaqa	6
Nestea	5

65

        We offer our beverages in both refillable and non-refillable packages and in a range of flavors designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (polyethylene terephthalate, a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished sparkling, still and water beverages to consumers in cups or glasses. The following table sets forth some of our most important products, including products that The Coca-Cola Company and third parties have licensed to us, products that we own and third party products that we distribute.

Products licensed from The Coca-Cola Company (sparkling)	Products licensed from The Coca-Cola Company (still and water)	Products licensed from third parties	Our own products	Third party products distributed by us
Coca-Cola/Coke	Acquarius	Almdudler	Amita	Amstel(9)
Coca-Cola light/Coke	Bankia	Dr. Pepper(3)	Avra	Appletiser
light/Diet Coke	Bistra	illy(4)	Deep River Rock	Bacardi(10)
Coca-Cola Zero/Coke	Bonaqa/Bonaqua/	Nestea(5)	Fruice	Bacardi Breezer(10)
Zero	Bon-Acqua	Pomodor Apple	Frulite	Bombay Sapphire(10)
Cherry Coca-Cola/	BPM	Rivella	Lanitis Milk	Campbell Soup(11)
Cherry Coke	botaniQ(1)	Schlascher	Lyttos	Canada Dry
Coca-Cola light with	Cappy	Schweppes(3)	Next(8)	Chambord(12)
lemon/Diet Coke	Diva	Sens	Su-Voce(8)	De Kuyper(10)
with lemon	Dobry/Dobriy	Tuborg Soda(6)	Tanora	el Jimador(12)
Vanilla Coke	Dobriy Mors	Tuborg Tonic Water(6)	Zelita	Evian
Fanta	Dorna	Valvert(7)		Famous Grouse(13)
Fanta light	Eva			Feldschlösschen(14)
Fanta Zero	Enviga			Finlandia(12)
Sprite	Felicia(2)			Heineken(9)(14)
Sprite light	Five Alive			Highland Park(13)
Sprite Zero	Frutopia			Jack Daniel's(12)
Ali	Jurassic Well			Kaiser(9)
Bajoru Gira	Kropla Beskidu			Kastelia
Beverly	Kropla Mineralów			Martini(10)
Burn	Lanitis Juice			Master(9)
Frisco	Lilia(2)			MB Pils(9)
Fruktime	Lilia Frizzante(2)			Monster(15)
Kinley	Limelite			Moo Milk
Krest	Markusquelle			Pago
Krushka & Bochka Kvass	Matúsov Pramen			Red Bull
Lift	Mickey Mouse			Rivella(14)
Lilt	Minute Maid			Schlossgold(9)
Limca	Multivita			Sió
Linnuse	NaturAqua			Southern Comfort(12)
Mezzo Mix	Nico			The Macallan(13)
Nalu	Oasis			Tuaca(12)
Pilskalna	Olimpija			Vittel
Ultra	PowerAde			Woodford Reserve(12)
Viva	Real
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

(4)
We sell and distribute of premium ready-to-drink coffee under the illy brand across several of our territories under a license from Ilko Hellenic GmbH.

(5)
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

(9)
We distribute Heineken products in the south-west region of the Republic of Ireland, Bulgaria and the Former Yugoslav Republic of Macedonia and Amstel products in Cyprus. In March 2008, we entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)
We distribute Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)
We distribute Campbell Soup Company products in the Russian Federation pursuant to distribution agreements entered into in May 2009.

(12)
We distribute Brown-Forman products in Hungary, Ukraine, Serbia/Croatia and Russia pursuant to distribution agreements entered into in January 2006, April 2008, August 2009 and October 2010, respectively.

(13)
We distribute the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010.

(14)
We distribute Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

(15)
We distribute Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010. We distribute Monster products in Bulgaria pursuant to a distribution agreement entered into in November 2010.

Our operations

        Our territories encompass whole countries except Italy, where our territory excludes Sicily (the acquisition of Socib S.p.A. in December 2008 expanded our territory in Italy to the southern Italian mainland and Sardinia), and Northern Ireland, which is the only region of the United Kingdom in which we operate.

        The following table illustrates certain key economic indicators for the countries within each segment for 2010.

	Our total (sparkling and non-Sparkling) volume (million unit cases) in 2010(1)(2)	Country (or, if different,territory) population (million) in 2010(3)	GDP per capita ($) in 2010(4)
Established:
Italy (excl. Sicily)	323.0	55.4	33,829
Greece	143.0	11.2	27,265
Switzerland	83.3	7.8	67,074
Austria	75.4	8.4	43,723
The Republic of Ireland and Northern Ireland	70.7	6.3	42,984
Cyprus	16.1	0.8	27,722

Established countries(5)	711.5	89.9	37,190
Developing:
Poland	168.6	38.1	11,522
Hungary	85.1	10.0	13,210
Czech Republic	58.2	10.4	18,722
Croatia	27.3	4.4	13,528
Slovakia	24.2	5.4	15,906
Lithuania	8.1	3.3	10,765
Latvia	7.4	2.3	10,378
Slovenia	6.8	2.0	23,009
Estonia	6.0	1.3	14,417

Developing countries(5)	391.7	77.2	13,437
Emerging:
Russian Federation	340.8	140.4	10,522
Nigeria	183.9	156.1	1,324
Romania	167.8	21.4	7,391
Ukraine	101.9	45.5	3,003
Serbia and Montenegro	76.3	7.4	5,262
Bulgaria	58.4	7.5	5,955
Belarus	24.4	9.4	5,607
Bosnia and Herzegovina	16.6	3.9	4,158
Former Yugoslav Republic of Macedonia	8.6	2.1	4,634
Armenia	6.4	3.3	2,677
Moldova	4.8	3.6	1,503

Emerging countries(5)	989.9	400.6	5,320

All countries (excl. exports)(5)	2,093.1	567.7	11,686

Plus: Exports	6.9

All countries (reported)	2,100.0

Sources

        Information on country or territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, October 2010, except for the population of our Italian territory and Northern Ireland. Prior to our acquisition of Socib S.p.A. in December 2008, the bottlers' agreement that we had been granted by The Coca-Cola Company in respect of Italy covered only the northern and central regions of the country. As a result of the acquisition of Socib S.p.A. in December 2008, we expanded our territory in Italy to the southern Italian mainland and Sardinia. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency.

(1)
One unit case corresponds to 24 servings of eight US fluid ounces.

(2)
The total volume for Italy represents the volume in respect of both distribution of products of The Coca-Cola Company in our franchise territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(3)
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

        Established countries are characterized by high consumer sophistication, high net sales revenue per unit case, moderate rates of consumption growth for sparkling beverages and a trend toward faster growth in consumption of products in our combined still and water beverages category, particularly juices. We believe that the growth in consumption of products in our combined still and water beverages category, which some consumers perceive as being associated with physical well-being, health and fitness, is strongly influenced by current demographic trends.

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

        We have taken certain initiatives to consolidate our production network by rationalizing facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The established countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria and Greece.

        Net sales revenue in our established countries amounted to €2,704.0 million in 2008, €2,927.8 million in 2009 and €2,834.6 million in 2010, which accounted for 38.7%, 44.7% and 41.7% of our total net sales revenue in 2008, 2009 and 2010, respectively.

Italy

        Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with The Coca-Cola Company in July 2006. In December 2008, we acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. In February 2011, we sold Eurmatik S.r.l., a direct full service vending company in Italy acquired in May 2007. Our franchise territory in Italy encompasses over 90% of the Italian population. We believe that we are one of the largest bottlers of non-alcoholic beverages in the territory and the leader in the sparkling beverages category in terms of sales volume. On January 1, 2010, SAP 'Wave 2' was rolled-out in Italy, and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        Our total volume in Italy decreased by 2.2% in 2010. Sparkling category volume declined by 3.1% and combined still and water category volume increased by 2.4% in 2010. This increase in still and water category volume was aided by strong growth of 2.4% in sales of water resulting from our expanding the distribution of Lilia with single serve packages of 50 cl PET, sales of which grew by 13.1% within the hotel, restaurant and café channel. Nevertheless, unfavorable economic conditions in Italy persisted throughout 2010 and negatively impacted household spending. In addition unemployment increased to 8.7% in 2010, with youth unemployment reaching 28.9%, a level that is among the highest in Europe. In May 2010, the Italian government announced significant reductions in public expenditure, intended to reduce the country's fiscal deficit to 3% or less of gross domestic product by 2012. Such measures are likely to negatively impact GDP and employment in the short and medium term, which could adversely affect the results of our operations.

        During 2010, we installed solar panels at all of our production facilities in Italy.

Greece

        We have operated in Greece since 1969 and believe that we are the largest bottler of non-alcoholic beverages and the leader in the sparkling beverages category in Greece in terms of sales volume. Our strength in the Greek sparkling beverages category has been complemented by our success in the Greek combined still and water beverages category, where we are the leading producer of fruit juices with our Amita and Frulite brands and the second largest producer of water with our Avra mineral water and Lyttos brands. Immediate consumption channels, including those associated with the tourism industry, are particularly important for our business in Greece. The Greek market is very fragmented and thus we sell the majority of our products to wholesalers and distributors, which distribute our products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts. On January 1, 2010, SAP 'Wave 2' was rolled-out in Greece, and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        We achieved a sales volume of 143.0 million unit cases in 2010. Our total sales volume in Greece decreased by 11.5% in 2010, despite notable growth of the sparkling category during the fourth quarter. Our strategy for 2010 was focused on engaging our consumers via innovation spanning our five core brands, as well as, activating our priority channels while supporting both the fragmented and modern trade. However, our performance reflects a protracted recession and related conditions, including reduced tourism and two separate transport strikes, which negatively affected distribution and product availability. New government austerity measures introduced in December 2010 are expected to further erode consumer purchasing power and confidence. However, we continue to maintain our long-term focus on market leadership while adapting our business to a new economic environment of economic austerity.

        In 2010, we continued our "Mission Water" program by maintaining our support of rainwater harvesting program for a second year. In particular, we implemented the program in six Cycladic Islands by installing and repairing 13 rainwater harvesters with a total capacity of 650.000 liters of rain water. We also conducted maintenance seminars for 60 technical workers and rolled out an educational program entitled "Gift of Rain" to 504 students and 135 teachers on the six islands. We have also continued our ongoing three-year support of reforestation activities in Greece under the auspices of our Avra water program, pursuant to which we have planted approximately 100,000 trees.

Austria

        We believe that we are the largest bottler of non-alcoholic beverages, and the leader in the sparkling beverages category, in Austria in terms of sales volume. In addition to the core brands of The Coca-Cola Company, our sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, Römerquelle is the third largest water brand in Austria and constitutes nearly 20% of our sales volume. Römerquelle Emotion, a flavored variant of Römerquelle, is the leader in the rapidly growing flavored water segment in Austria.

        In an effort to rationalize our product portfolio we de-listed our second water brand, Markusquelle, in 2009. Although this resulted in some lost volume in 2010, this de-listing streamlined our portfolio and contributed to an improvement of our net results. The Austrian retail market is highly concentrated with two major retailers holding nearly a 60% market share. For sales in the immediate consumption channel, we rely on a combined direct and indirect service system with two key wholesalers servicing half of our Austrian hotel, restaurant and café customers. In line with our route-to-market strategy, we have continuously increased our efforts to activate all of our direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel. Improved relationships with our wholesale partners have resulted in increased availability of our products (especially Romerquelle and Nestea). On January 1, 2011, SAP 'Wave 2' was rolled-out in Austria, and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        Our total volume in Austria decreased by 0.4% in 2010. Sparkling category volume increased by 1.2% while juice sub-category volume declined by 6.3% and water sub-category volume declined by 6.3% as a result of the de-listing of Markusquelle. Favourable package and price mix contributed to net sales revenues increasing by 0.8% in 2010 in comparison to 2009.

        Our plant in Vienna is now one of our largest facilities. In 2010, we successfully implemented all planned warehouse and distribution restructuring projects and improved system line efficiency in production.

Switzerland

        We believe that we are the largest bottler of non-alcoholic beverages in Switzerland in terms of sales volume. In addition to the core sparkling beverages brands of The Coca-Cola Company, our sparkling beverages brands include Ali and Kinley, our still and water category beverages brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and both Burn and Monster in the energy sub-category. We believe that our mix of sparkling, still and water beverages provides us with flexibility to address the changing preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly half of the Swiss volume, the distribution system for non-alcoholic beverages relies primarily on wholesalers that are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2010, we continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which we interact with key customers. This partnership model is instrumental in providing us with better access to our customers and data transparency at the outlet level, which ultimately improves our understanding of the end consumer.

        Sales volume of Coca-Cola trademarked products grew by 4.1% in 2010. The listing of our products with the largest retailer in Switzerland, which historically had only carried private label products, contributed to such increase. We have also expanded our training and development program to all target groups in the commercial department and have invested strongly in new marketing programs and materials for marketplace activation. As a result, both our household penetration overall, and our sales of single-serve packages, improved significantly in 2010. In addition, we enhanced sales focus on our Coca-Cola brands through the use of new outlet activation standards. We also continued to drive distribution of our Nestea range of products and further expanded the sales force coverage of the workplace channel, where we believe that there is good growth potential. All these activities contributed to sales of our Coca-Cola brands growing by 7.8% and sales of our Nestea range of products growing by 10.2%.

The Republic of Ireland and Northern Ireland

        We believe we are the largest bottler of non-alcoholic beverages in the Republic of Ireland and Northern Ireland and the leader in the sparkling beverages category in terms of sales volume. Our strategy has been to diversify our portfolio of sparkling, still and water beverages. Our brands in the juice sub-category include Fruice pure juice, Five Alive and Oasis. Our primary water brand, Deep River Rock, is proprietary to our company, and we also hold a license to distribute Vittel. In the Republic of Ireland and Northern Ireland, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. While smaller outlets have retained a significant portion of the retail market in the Republic of Ireland throughout 2010, there is an increasing trend towards chain stores.

        Our total sales volume in Ireland declined by 1.7% in 2010. Although our brand building activities contributed to gains in market share and volume growth in the fourth quarter, our share in the water sub-category declined slightly in 2010 due to the strengthening of private label products. During 2010, the government of the Republic of Ireland introduced significant austerity measures, including a 10% cut in public sector pay coupled with income tax increases, designed to reduce the budget deficit and restore confidence in the economy. In May 2010, the new government of the United Kingdom announced reductions in public expenditure to reduce the fiscal deficit, as a percentage of the gross national product, significantly. In the short and medium term, such measures are likely to negatively impact GDP and employment making economic conditions within the whole of Ireland significantly more challenging.

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

        Macroeconomic conditions had been positive in our developing countries in years prior to 2008, with all countries experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last two years as a result of the global financial and credit crisis. Over the last two years, GDP growth in our developing countries has declined and unemployment has increased. Net sales revenue declined by 1% in 2010 compared to 2009. During 2009, our net sales revenue in developing countries was also negatively impacted by foreign currency fluctuations. The entry of all of our developing countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

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

        Net sales revenue in our developing countries amounted to €1,348.4 million in 2008, €1,149.1 million in 2009 and €1,140.0 million in 2010, which accounted for 19.3%, 17.6% and 16.8% of our total net sales revenue in 2008, 2009 and 2010, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We believe we are the largest bottler of non-alcoholic beverages in Poland in terms of sales volume. Poland's low urbanization and vast population represent an opportunity for growth of our business. In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Poland include Lift. Our portfolio of water brands in Poland includes Kropla Beskidu, Kropla Mineralow, Vita and Multivita. We continue to see a significant shift to modern trade channels in Poland and are adapting our business to address this change. On January 1, 2011, SAP 'Wave 2' was rolled-out in Poland, and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        Total volume in Poland grew by 0.5% in 2010, supported by successful promotional activity and growth in sales of Coca-Cola trademarked products. Volume in our combined still and water category decreased by 1.7% in 2010. Nestea retained its leadership position in the ice tea sub-category in 2010. Despite losing share, PowerAde also remained a leader in the sports drink sub-category. Innovation enabled Burn to continue building its position within the energy drinks sub-category, increasing volume share to 4.9% and value share to 8.0% in 2010.

        During 2010, we also invested in cold drink equipment and increased our production capacity for sparkling, still and water beverages.

Hungary

        We believe that we are the largest bottler of non-alcoholic beverages in Hungary in terms of sales volume. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Hungary include Lift and Kinley, and our still and water beverages brands include NaturAqua mineral water. Other brands include the range of PowerAde sports drinks, Nestea ice teas, Cappy juice, Cappy Icefruit juice drink and Burn energy drinks. We believe that we are leaders in the sparkling beverages category and both the water and ice tea sub-categories in Hungary. On January 1, 2011, SAP 'Wave 2' was rolled-out in Hungary, and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        Our total volume in Hungary declined by 2.5% in 2010. Key developments during 2010 included minor declines in sales of our NaturAqua mineral water, significant increases in sales of our flavored waters. Sales of Nestea ice tea slightly decreased versus 2009. In 2010, we explored further opportunities within the energy segment by launching Monster energy drinks and believe that we have now acquired leadership in the energy sub-category. Our juice volume slightly declined compared to the prior year consistent with a decline in the broader juice sub-category. During 2010, we continued to focus on increasing sales of our high margin single-serve packages. We continued our distribution of Brown-Forman and Bacardi-Martini products and also began distributing a Hungarian spirit called Rezangyal, as well as certain products of The Edrington Group. Unfavorable economic conditions have caused retail sales to continue their decline in Hungary.

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

        Net sales revenue in our emerging countries amounted to €2,928.3 million in 2008, €2,466.7 million in 2009 and €2,819.0 million in 2010, which accounted for 42.0%, 37.7% and 41.5% of our total net sales revenue in 2008, 2009 and 2010, respectively.

Russian Federation

        We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and we believe we are the leader in the sparkling beverages category in terms of sales volume. Our juice brands in the Russian Federation include Rich, Nico, Dobry and Yasli-Sad, all of which are part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our other main non-sparkling brands are Bonaqua water and Nestea ice teas. We also distribute the energy drink Burn, the range of Powerade sports drinks, the popular local drink Fruktime, Dobry lemonade, Schweppes-branded mixer products and "Kruzhka I Bochka" kvass. On September 4, 2007, we acquired 100% of OOO Aqua Vision, a company owning a newly constructed production facility located in close proximity to Moscow. On February 29, 2008, the "BotaniQ" trademark was sold to the Multon Z.A.O. group of companies. We distribute our products primarily through our direct delivery system but also through wholesalers and independent distributors. We believe that we have one of the largest direct distribution networks in the Russian Federation comprising over 71 distribution centers in all key cities of the country. We continue to implement our distribution strategy for improving the availability of our products, in particular of our single-serve packages, across the country. We are also making progress in the integration of our sales and distribution systems with the Multon Z.A.O. group.

        Our total volume in Russia grew by 13.7% in 2010. Positive GDP growth, decreasing unemployment and low inflation benefited consumer sentiment in the country during 2010. Our performance was also benefited by an extraordinarily hot summer, which contributed to increased sales of our Bonaqua waters and Nestea ice teas in particular. Together with The Coca-Cola Company, we continue to invest in brands so as to strengthen our market position. We also continue to invest in our manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In 2010, our investment in such assets exceeded €102 million. We distribute Campbell Soup Company products in Russia pursuant to distribution agreements entered into in May 2009 and Brown-Forman products pursuant to a distribution agreement entered into in October 2010.

Nigeria

        We believe that we are the largest bottler of non-alcoholic beverages in Nigeria in terms of sales volume. Our still and water beverages are leading brands in their respective sub-categories. Together with our corporate predecessors, we have bottled products of The Coca-Cola Company in Nigeria since 1953. At December 31, 2010, we owned 66.4% of our Nigerian bottler, Nigerian Bottling Company plc, with the balance of the shares being publicly held and listed on the Nigerian Stock Exchange. On December 14, 2010, Nigerian Bottling Company plc announced that it is considering a Scheme of Arrangement, which subject to regulatory approval, would entail Nigerian Bottling Company plc becoming our wholly-owned subsidiary. In addition to the core brands of The Coca-Cola Company, our sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. In 2010, we consolidated ownership of Limca franchise for all of Nigeria. Our still and water beverage category brands include Eva bottled water, which is the leading bottled water brand in Nigeria in terms of sales volume, and Five Alive and Cappy juices, which were added to our Nigerian product portfolio in October 2010.

        Nigeria is the most populous country in Africa, with an estimated 150 million inhabitants, and has a warm climate and young population that offer growth opportunities for our sparkling, still and water products. The GDP of Nigeria grew 7.4% in 2010. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. As a result, we manage our distribution either directly or through wholesalers and third party distributors. We are working to make distribution more efficient by expanding our pre-selling system for high-volume outlets, adding third party distributors and directly delivering to key accounts. More than 70% of our sales are now generated through our pre-selling system. In addition, we are continuing to expand our dealer base in selected areas and are working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

        Our total volume in Nigeria grew by 4.6% in 2010. Increased availability of one-way packages resulting from increased capacity had a positive impact on sales of Coca-Cola trademarked products, while sales of Sprite grew significantly as well. We are also continuing to gain share in the juice sub-category. In 2010, we installed one sparkling PET line in Benin and two juice lines in Ikeja. The light-weight Ultra glass bottle that was launched during 2009 was rolled out across most of Nigeria in 2010.

        By May 2011, we anticipate that all our production facilities in Nigeria will have been upgraded with effluent treatment plants. In 2010, we partnered with state governments to invest in educational infrastructure benefiting over 4,000 pre-college students across four communities. We also sponsored two key leadership building programmes for undergraduate students across the country. Finally, our water stewardship programme continued in 2010 with a 'Water Ambassador' initiative to raise awareness regarding water quality issues.

Romania

        We believe that we are the largest bottler of non-alcoholic beverages in Romania in terms of sales volume with a total 2010 volume of 167.8 million unit cases, of which 60.8% related to sparkling beverages. We are the leader in the sparkling beverages category in terms of sales volume. In addition to the core brands of The Coca-Cola Company, we also produce and sell Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice teas. We believe that we became the leader in the water sub-category in 2010. On January 1, 2011, SAP 'Wave 2' was rolled-out in Romania and is expected to enhance our commercial capabilities and increase our customer satisfaction levels in that country.

        Our total volume in Romania declined by 3.6% in 2010, with volume in the sparkling beverages category declining by 3.9% and volume in the combined still and water beverages category declining by 3.2%. Challenging economic conditions, including the implementation of strict austerity measures, have had an adverse impact on consumer demand. Real GDP in Romania declined by 1.9% in 2010 and inflation increased to 7.8%. However, the local currency has depreciated only slightly versus the euro.

        In 2010, our strategy continued to build on the production and logistic developments that we completed in 2008 and 2009. In 2010, we further outsourced both warehousing and distribution functions and centralized our dispatching function in Bucharest.

Sales and marketing

Brand and market development

        In all our countries, and particularly in our emerging and developing countries, we believe that significant opportunities exist to promote increased consumption of sparkling, still and water beverages. Where beverage per capita consumption is low, we develop these opportunities by executing brand-specific promotions and quality merchandising designed to develop consumer preferences for our brands, increase our consumer base and drive purchasing frequency. As beverage per capita consumption increases, we focus on developing specialized distribution channels (including workplace and leisure venues) to improve margins and increase volume.

        The Coca-Cola Company generally focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating brand marketing strategies and media advertising designs. The principal focus of The Coca-Cola Company has traditionally been on the core Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite brands. However, we are working closely with The Coca-Cola Company to develop new products in the combined still and water beverages category that cater to our consumers increasing focus on well-being, health and fitness. We recognize changing preferences in favor of products in our combined still and water beverages category and are working to satisfy this increasing demand and maximize our growth potential. We plan to achieve this by cultivating existing brands, such as Cappy, Nestea and PowerAde, as well as by launching or acquiring new brands, as we have done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

        We cultivate our fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

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

        We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. The Coca-Cola Company's association with international sporting events such as the Olympics, the European Cup and the World Cup also enables us to realize significant benefits from the unique marketing opportunities of some of the largest and most prestigious sporting events in the world.

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

  •
  the key account managers, who are responsible for developing customer-specific plans and programs; and

  •
  the national sales manager, who leads the sales organization.

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

        We then segment these two broad channels further into specific channels, such as hypermarkets, supermarkets, discount stores, grocery stores, wholesalers, hotels, restaurants and cafés, entertainment centers and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, we strive to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time we also strive to satisfy our customers' service and business needs.

Future consumption

        Our principal future consumption channels are traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in our future consumption channels typically generate higher volume and lower margins per retail outlet than those sold in our immediate consumption channels.

        We believe that one key to success in future consumption channels is working effectively with customers by driving total category growth in order to achieve favorable product placement at the point of sale. Key account managers are an important part of this strategy.

        We continuously develop and implement marketing and promotional programs to profitably increase volume in our future consumption channels. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions and product sampling events.

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

Immediate consumption

        Our immediate consumption channels include restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues, hotels and offices. Products sold in our immediate consumption channels typically generate lower volume and higher margins per retail outlet than our future consumption channels.

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

        Our focus in developing and emerging countries, such as Poland, Ukraine, the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of cold drink equipment. We believe that this will enable us to capitalize on opportunities from the expected long-term development of retail outlets in the immediate consumption channel.

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

        We deliver our products to the point of sale directly using our own fleet of vehicles or dedicated independent third party carriers wherever it is appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of our countries, we have been able to reach customers in areas where few adequate alternative distribution systems are available. In these countries, we believe that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how our products are presented to consumers. Direct delivery facilitates locally relevant marketing and allows us to analyze and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

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

        Our processed table waters, Eva and Bonaqua, are produced by stabilizing treated water with ozone, subsequently filled into glass and plastic packages for distribution. We add a certain mix and quantity of minerals supplied by The Coca-Cola Company to Bonaqua water as part of the production process. We also add carbon dioxide to carbonated Bonaqua products. For purposes of our Bonaqua production in Slovakia, only, we extract and bottle natural spring water from a water source. The majority of our water products, other than Bonaqua, are natural spring or mineral waters. We produce them by bottling water drawn directly from a water source or well using automated filling lines.

        Our non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate flavors and sugar. They are then pasteurized and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages: by way of hot-filling and sealing in glass or aluminum packages: or by pasteurizing the product in glass or aluminum packages after it is filled and sealed in the container.

        Our dairy products are produced from fresh milk to which we apply a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on requirements for the final product and the final product is subsequently pasteurized. Surplus cream is then transferred to another line, which is used only for cream pasteurization. The final products are filled into plastic bottles and distributed to the market place in chilled storage.

        Sealed cans and bottles are imprinted with date codes that allow us to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows us to identify the ingredients, production parameters and primary packaging used to manufacture each product. The date codes also permit us to track products in the trade and to monitor and replace inventory in order to provide fresh products. We purchase all of the packages for our products from third parties, except in the case of PET bottles which, in many of our production facilities, we manufacture ourselves from preforms or resin.

Quality assurance and food safety

        We believe that ensuring our products are safe and of a high quality is critical to the success of our business. We are fully committed to maintaining the highest standards in each of our countries with respect to the purity of water, the quality of our other raw materials and ingredients and the integrity of our packaging.

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems compliant with the ISO 9001 standard. By the end of 2010, 75 of 77 production sites had achieved ISO 9001 certification. Two remaining plants, including one newly commissioned site and a reopened facility, are scheduled to achieve ISO 9001 certification in 2011. We have implemented Hazard and Critical Control Points food safety programs to ensure the safety and hygiene of our products. During 2010, 3 additional plants achieved ISO 22000 food safety standard certification, resulting in 60 of 77 plants being certified by the end of the year. This program will expand to more manufacturing facilities in 2011, with 10 additional production facilities planned for ISO 22000 food safety standard certification. In 2010, The Global Food Safety Initiative (GFSI) formally endorsed FSSC 22000, based on ISO 22000 and PAS 220. During 2010, we enhanced our food safety management systems and achieved FSSC certification in 32 of 77 plants. We plan to enhance and certify 33 additional locations to FSSC 22000 in 2011. Independent quality audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality and food safety management systems and to assure that all our key controls are independently validated. During 2010, 76 quality system audits and 25 compliance audits were conducted on behalf of The Coca-Cola Company, and 62 food safety system audits were conducted by independent agencies across our 77 production facilities, comprising sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of our joint ventures, were conducted by external agencies.

        We maintain a quality control laboratory at each production facility for the testing of raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in our bottlers' agreements with The Coca-Cola Company. We are also required to obtain supplies of raw materials (ingredients and packaging) exclusively from suppliers approved by The Coca-Cola Company.

        In addition, we regularly undertake quality audits in our distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of our countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2010, for example, we realized 20.5% of our sales volume in the first quarter, 27.5% in the second quarter, 29.1% in the third quarter and 22.9% in the fourth quarter.

Raw and packaging materials

        Our principal raw material, in terms of volume, is water, and all of our beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of The Coca-Cola Company. Our second key ingredient is concentrate, which we purchase from companies designated by The Coca-Cola Company. Our other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, PET resin, closures, plastic crates, aluminum cans, aseptic carton packages and other packaging materials.

        Expenditure for concentrate constitutes our largest individual raw material cost, representing approximately 47.1% of our total raw material costs in 2010. Under our bottlers' agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company exclusively from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and so as to ensure that such prices are in line with our annual marketing plan. Such prices reflect a percentage of our net sales revenue, otherwise called the incidence rate.

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

        During 2010, we experienced a significant increase in most of our other raw material and packaging costs. In particular, we experienced a higher than anticipated increase in PET costs. Prices for PET had crashed to record low levels in 2009 but have now moved back into line with high crude oil prices. Prices for PET have also been influenced by increasing sea container demand. As European resin producers struggle, new capacity is becoming limited to the Middle East and Asia, a fact that threatens to make our supply chains longer and more complex. We have not experienced supply issues however, and believe that price increases are largely the result of strong growth in BRIC countries (Brazil, Russia, India and China) and a return to commodity speculation. Although the price of aluminum has also increased, our cost for aluminum and cans has decreased due to contracts and hedging executed before such increase. Furthermore, the cost for glass, crowns and aseptic cartons improved compared to 2009. Agricultural commodities like sugar, corn and juices are also considerably impacted by weather conditions, crop failures and other local supply disruptions.

        In compliance with the quality standards prescribed by our bottlers' agreements with The Coca-Cola Company, we purchase all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. We also purchase cold drink equipment, such as coolers, from approved third party suppliers.

        Our major cold drink equipment supplier is Frigoglass S.A. In 2010, we made purchases from Frigoglass S.A. totaling €101.0 million compared to €58.8 million in 2009 and €117.5 million in 2008. The purchases from Frigoglass S.A. in 2010 were comprised of €84.6 million for coolers, other cold drink equipment and spare parts and €16.4 million for raw and packaging materials and other purchases. This compares to €21.3 million for the purchase of coolers, other cold drink equipment and spare parts and €37.5 million for purchases of raw and packaging materials in 2009 and €82.6 million and €34.9 million, respectively, in 2008. The increase in total purchases between 2010 and 2009 primarily reflects the fact that capital expenditure for cold drink equipment was significantly reduced in 2009.

        The purchases of coolers from Frigoglass S.A. in 2010 represented 93.7% of our total cooler requirements. Boval S.A., the parent of Kar-Tess Holding, holds a 43.9% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004, but extended in June 2004 and again in December 2008, on substantially similar terms, to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding—Supply agreement with Frigoglass S.A." for additional information on our relationships with Kar-Tess Holding and Frigoglass S.A.

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

        We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of our suppliers, although these risks were successfully managed during 2010, during which period we did not lose any key supplier due to such issues. You should read Item 3 "Key Information—Risk Factors" for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

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

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are each subject to various EU, national and local regulations. In particular, EU regulation is increasingly important to us as approximately 58.0% of our 2010 sales volume was generated from our countries that are members of the EU.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, we have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our facilities are located and address specific issues that impact our business. To this end we are implementing the ISO 14001 environmental management systems in our facilities. By the end of 2010, 70 of our 77 production facilities had been certified to this standard by internationally recognized audit bodies. We anticipate further certifications in 2011 in line with our plans to certify all of our plants over the next few years. We plan to achieve certification of newly acquired or commissioned plants within two years.

        During 2010, 71 environmental systems audits and 28 compliance audits conducted on behalf of The Coca-Cola Company were carried out by independent agencies in our 77 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. Our other facilities underwent internal audits. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes so as to monitor compliance with environmental standards going-forward. We have appointed country environmental coordinators who are responsible for implementing and maintaining our environmental management system, as well as for collecting and reporting country-specific data. They meet on a regular basis to share best practices in this area in order to better manage environmental control processes across the group.

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

        We expect environmental regulatory standards in the countries in which we operate to continue becoming increasingly strict. In particular, the regulatory regimes of our Central and Eastern European countries are being aligned with the standards that exist within the rest of the EU. As part of this trend, the recently admitted EU member countries in which we operate have been implementing new environmental standards that are applicable to our operations in those countries. These new environmental standards have already increased, and are expected to further increase, our compliance costs.

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

Risk management and insurance

        You should read Item 6, "Directors, Senior Management and Employees—Board Practices—Corporate Governance—The identification and management of risk".

Information technology

        IT systems are critical to our ability to manage our business. Our IT systems enable us to coordinate our operations, from planning, production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support.

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

        In 2006, we further enhanced our SAP template to cover sales and distribution management that will eventually replace the legacy system originally developed and maintained by The Coca-Cola Company. This second phase provides advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. Following the implementation in the Czech Republic and Slovakia on January 1, 2008, we successfully implemented the enhanced SAP template in Italy, Greece, Bulgaria and Cyprus on January 1, 2010. This deployment was considered by SAP to be the biggest in Europe, addressing 10,000 employees and one million customers, without any business disruption.

        On January 1, 2011, we further deployed our enhanced template in Austria, Slovenia, Hungary, Poland, Romania and Moldova. The new countries represent an additional 11 production plants and 9,000 users serving the needs of 600,000 customers through standard business processes and data.

        Our plan is to fully deploy this template across all of our countries by 2014, with a projected investment for the entire program being approximately €230.0 million.

Information technology personnel

        In late 2003, we decided to reorganize our corporate and country information systems, or IS, organizations into one functional organization for our entire group. This decision complemented our strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. As a result of this decision, accountability for all IS activities, personnel and budgets has been concentrated with a central IS team. This new organizational structure has proved instrumental in driving standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we continue to transition country based IT activities and services to this more efficient and cost-effective center, while focusing country capabilities on account management and service management skills, as well as, specialization in key business processes. Our shared services organization also provides new and critical services such as data management, training and SAP consulting in an effective manner. We continue to reap the benefits of this reorganization from a cost, responsiveness and capability perspective, backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

Information technology infrastructure

        We continue to implement infrastructure optimization programs to upgrade, consolidate and optimize pieces of our IT infrastructure, including desktops/laptops, servers, printers and user support processes.

        In 2010, we expanded our communications network and exceeded the 500 interconnected locations, we introduced a secondary internet based cloud for redundancy on critical locations and we generated an additional €1.1 million savings from infrastructure optimizations and contract re-negotiations. A major laptop security improvement program has also been initiated along with an end user device re-generation.

Green IT

        In 2008, we introduced a fourth strategic pillar to IT, "Green IT", with the objective of supporting our goal towards environmental responsibility. Since then, the Green IT initiative has reported a total saving of 3837 tons CO2; 900 tons of that during 2010 through audio, webex and video conferencing, multifunction device deployment, server consolidation and data centre improvements. We have concluded our major infrastructure optimization projects and expect a natural tapering of new Green IT savings until new environmental initiatives are identified and launched.

C.    Organizational Structure

        The table below sets forth a list of our principal companies, their country of registration and our effective ownership interest in such subsidiaries as at March 15, 2011.

Subsidiary	Country of registration	% ownership at March 15, 2011
Partially owned subsidiaries
Brewinvest S.A.(1)	Greece	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Coca-Cola HBC—Srbija A.D., Zemun	Serbia	91.3%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	91.2%
Deepwaters Investments Ltd	Cyprus	50.0%
Dorna Apemin S.A.	Romania	50.0%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%
Fresh & Co d.o.o., Subotica(1)	Serbia	50.0%
Ilko Hellenic Partners GmbH(3)	Austria	33.3%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%
Multon Z.A.O. Group(1)	Russia	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%
Vlasinka d.o.o., Surdulica(1)	Serbia	50.0%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Beverages Slovenska republica, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Balkan Holding B.V.(4)	The Netherlands	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%

Subsidiary	Country of registration	% ownership at March 15, 2011
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Hungary Magyarország Kft.	Hungary	100.0%
Coca-Cola HBC Italia S.r.l.(5)	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Coca-Cola HBC Ireland Limited(6)	Republic of Ireland	100.0%
Lanitis Bros Ltd	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russian Federation	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Panpak Limited	Republic of Ireland	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Limited	Republic of Ireland	100.0%
Yoppi Hungary Kft	Hungary	100.0%

(1)
Joint venture.

(2)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(3)
On March 27, 2008, we together with The Coca-Cola Company and illycaffé S.p.A., formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the "illy" brand across our territories.

(4)
In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.

(5)
On January 1, 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(6)
During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

D.    Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (typically seven to ten days) than our distribution centers. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2010.

	Number of distribution centers	Number of warehouses
Established Countries:
Austria	3	3
Cyprus	2	1
Greece	8	7
Italy	5	8
The Republic of Ireland and Northern Ireland	7	2
Switzerland	3	3

Total Established Countries	28	24

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	6	2
Czech Republic	4	2
Hungary	11	2
Poland	18	4
Slovakia	1	1
Slovenia	—	1

Total Developing Countries	43	13

Emerging Countries:
Armenia	—	1
Belarus	6	1
Bosnia and Herzegovina	5	1
Bulgaria	6	3
Former Yugoslav Republic of Macedonia	11	2
Moldova	—	1
Nigeria	59	13
Romania	18	4
Russian Federation	78	15
Serbia and Montenegro	7	3
Ukraine	12	1

Total Emerging Countries	202	45

Total	273	82

Production

        We operated 77 plants as at December 31, 2010 (excluding the snack food plant), comprising 60 sparkling beverages, 4 juice plants and 13 mineral water plants. The bottle manufacturing plant in Dundalk, Ireland was closed. Some of our sparkling beverage plants also produce juices, aseptic products or mineral water. In addition to the plants listed above, we manage a sparkling beverages plant operated by Brewinvest S.A.'s sparkling beverages business, two juice plants operated by the Multon Z.A.O. group and one juice plant operated by Fresh & Co, each such operating entity being a joint venture in which we own a 50% interest.

        A number of our countries work together with third party contract packers, which manufacture products on our behalf. In general, third party contract packers account for a small proportion of our overall sales, but are particularly useful in respect of new product categories (such as aseptic PET juices, ice teas and sports/isotonic drinks, coffee, juices in glass, kvass in PET). The use of third party contract packers for sparkling beverages is in significant decline.

        The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2010.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Austria	2	8
Cyprus	1	5
Greece	7	30
Italy	8	24
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	7

Total Established Countries	22	80

Developing Countries:
Estonia(3)	—	—
Latvia(4)	—	—
Lithuania	1	2
Croatia	3	8
Czech Republic	1	5
Hungary	2	9
Poland	4	15
Slovakia	1	6
Slovenia(5)	—	—

Total Developing Countries	12	45

Emerging Countries:
Armenia	1	2
Belarus	1	5
Bosnia and Herzegovina	1	4
Bulgaria	3	14
Former Yugoslav Republic of Macedonia(6)	1	7
Moldova	1	1
Nigeria	13	39
Romania	3	15
Russian Federation(7)	15	55
Serbia and Montenegro(8)	3	15
Ukraine	1	12

Total Emerging Countries	43	169

Total	77	294

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

(7)
Includes plants and filling lines of Multon Z.A.O. group, a virtual joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation.

(8)
Includes plants and filling lines of Fresh & Co d.o.o. and Vlasinka d.o.o., joint ventures of which we own 50% and which are engaged in the bottling of our juice and water products in Serbia and Montenegro.

        In recent years, we have made substantial investments in developing modern, highly automated production facilities throughout our countries. In certain cases, this has also entailed establishing plants on greenfield sites and installing our own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water.

        We have reduced the number of plants in our countries over time as we have built new and more efficient plants that have enabled us to close older less efficient plants. For instance, in 2005, we commenced work on a project in Ireland to develop a single all-island production facility at Knockmore Hill which would replace our existing production facilities there. We have since closed our plants in Belfast and Dublin and have transferred all our production for Ireland to Knockmore Hill. In an effort to consolidate our supply chain infrastructure in Crete, Greece, in 2005 we commenced construction of a new manufacturing plant and warehouse, which was completed in 2006. Upon completion, we closed the existing facility and shifted operations to the new one. In February 2006, we closed our Athens, Greece plant and transferred production to our Schimatari plant (which is 40 kilometers away from Athens). In addition, as part of our rationalization efforts, we closed our warehouses in Messologi, Corfu and Rhodes in Greece, in March 2006, as well as the Oradea plant in Romania in 2008. In 2009, we continued our infrastructure rationalization by closing one plant in Romania, two plants in Italy and one plant in Baltics. In the first quarter of 2007, we also established a new sparkling beverages plant at Abuja, the Nigerian capital to add capacity in the central region with growing demand. Originally containing only one returnable glass bottle production line, this plant now includes an additional PET production line. Finally, the new production facility at Rostov in the Russian Federation started production in 2010 and will cover demand in the region and eastern Ukraine. The facility features one aseptic production line, one PET production line and one can production line.

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

        We believe that we have a modern and technologically advanced mix of production facilities and equipment that is sufficient to satisfy current and estimated future demand. We also believe that our production facilities and equipment give us the ability to further increase our production capacity at a relatively low incremental capital cost. We aim to continually improve the utilization of our asset base and carefully manage our capital expenditure.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand our company. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. The Operating and Financial Review and Prospects includes the following sections:

  •
  our business, a general description of our business;

  •
  key financial results, a presentation of the most critical financial measures we use to track our operating performance;

  •
  major recent transactions, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance;

  •
  application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates;

  •
  principal factors affecting the results of our operations, a discussion of the primary factors that have a significant impact on our operating performance;

  •
  operating results, an analysis of our consolidated results of operations during the three years presented in our financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

  •
  liquidity and capital resources, an analysis of cash flows, sources and uses of cash;

  •
  outlook and trend information, a review of the outlook for, and trends affecting, our business; and

  •
  tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2010.

Our business

        Our business consists of producing, selling and distributing non-alcoholic beverages, primarily products of The Coca-Cola Company, which accounted for approximately 96% of our sales volume in 2010. We operate in 28 countries, serving a population of approximately 567 million people (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

        We aggregate these 28 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. Our three business segments are as follows:

  •
  established countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  emerging countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

        We review these country groupings annually to determine whether they continue to represent the most meaningful segmentation of our business. In undertaking this review, we consider a variety of factors including disposable income per capita, exposure to economic volatility and net sales revenue per unit case. Based on the most recent review, we continue to believe that our three business segments provide the most accurate basis on which to analyze our business.

        Our products consist of both sparkling beverages and still and water beverages, including juices, waters, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2010, our sparkling beverages category accounted for 66% and our combined still and water beverages category accounted for 34%, of our sales volume, respectively. Our core sparkling beverages brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (Diet Coke) and Coca-Cola Zero, which together accounted for approximately 60% of our total sales volume in 2010.

Key financial results

        We consider the key performance measures for the growth and profitability of our business to be volume, operating profit, adjusted EBITDA and ROIC. Within this framework, in light of the current financial and credit crisis, we are paying particular attention to volume, market share and cash generation. Our calculation of ROIC is discussed in detail below. The following table shows our results with respect to these key performance measures for each of the years ended December 31, 2008, 2009 and 2010, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	2010	% change	2009	% change	2008
Unit case volume (in millions)	2,100.0	1.5	2,069.3	(2.2)	2,115.5
Operating profit (euro in millions)	645.0	1.0	638.8	40.5	454.6
Adjusted EBITDA (euro in millions)	1,046.6	2.7	1,019.3	(1.9)	1,039.0
ROIC	10.1%	—	10.1%	57.8	6.4%

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2010, total volume increased by 30.7 million unit cases, representing a 1.5% increase compared to 2009. Improving economic trends in key countries such as Russia, Ukraine, Switzerland and the Czech Republic resulted in higher volume that more than offset declines in volume in Greece, Italy, Ireland, Hungary, Bulgaria and Romania, which declines were primarily the result of the continued deterioration in the economic conditions in these markets.

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

Operating profit

        In 2010, operating profit increased by €6.2 million, or 1.0% compared to 2009, as increased volume, foreign currency benefits and realized cost savings were only partly offset by lower pricing, negative product mix and higher commodity costs. Operating profit declined by 10.8% in established markets and increased by 3.4% and 13.9% in developing and emerging markets respectively compared to 2009.

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

Adjusted EBITDA

        We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that adjusted EBITDA is useful to investors as a measure of our operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, we believe that adjusted EBITDA is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of adjusted EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        We define adjusted EBITDA as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	(euro in millions)
Operating profit	€645.0	€638.8	€454.6
Plus:
Depreciation of property, plant and equipment	387.8	360.7	365.4
Amortization of and adjustments to intangible assets	7.1	6.9	4.9
Impairment of intangible assets	—	—	189.0
Stock option compensation	6.7	6.4	9.3
Other non-cash items	—	6.5	15.8

Adjusted EBITDA	€1,046.6	€1,019.3	€1,039.0

        In 2010, adjusted EBITDA increased by €27.3 million over 2009, and in 2009, adjusted EBITDA decreased by €19.7 million over 2008. These changes were due to the same factors that contributed to the changes in our operating profit during the same periods.

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

        Our ROIC for 2010 and 2009 was 10.1%. Operating profit increased by €6.2 million or 1% and the taxes decreased by €5.6 million or 3.9% in 2010 compared to 2009. However, such performance was offset by an increase in employed capital resulting from an increase in shareholder's equity of €492.9 million or 19.8% in 2010 compared to 2009.

        Our ROIC of 10.1% for 2009, represented an increase of 370 basis points over the ROIC of 6.4% for 2008. This increase was primarily the result of the increase in operating profit of €184.2 million (or 40.5%) compared to 2008, which was partially offset by the negative effect of higher taxes. Capital employed decreased by 5.3%, primarily due to a decrease in shareholders' equity of €347.5 million or 12.2%, mainly reflecting the return of capital to shareholders that was partially offset by an increase in net borrowings of €85.6 million or 4.1%.

	December 31, 2010	December 31, 2009	December 31, 2008
	(euro in millions, except percentages)
Tax shield:
Finance costs	(83.1)	(82.2)	(125.3)
Greek statutory tax rate	24.0%	25.0%	25.0%

	(19.9)	(20.6)	(31.3)
Numerator:
Operating profit	645.0	638.8	454.6
Share of results of equity method investments	2.5	(1.9)	0.1
Tax	(136.9)	(142.5)	(106.4)
Tax shield	(19.9)	(20.6)	(31.3)

	490.7	473.8	317.0
Denominator:
Cash and cash equivalents	(326.1)	(232.0)	(724.6)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	181.3	236.0	448.2
Current portion of long-term borrowings	305.0	1.1	391.6
Current finance lease obligations	48.8	69.9	81.5
Long-term borrowings, less current portion	1,561.2	2,010.3	1,761.3
Long-term finance lease obligations	95.2	90.3	132.0

Net debt	1,865.4	2,175.6	2,090.0
Shareholders' equity	2,986.1	2,493.2	2,840.7

Capital employed	4,851.5	4,668.8	4,930.7

ROIC	10.1%	10.1%	6.4%

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

Acquired business	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Socib S.p.A.	December 11, 2008	Sparkling beverages	Established	Italy	209.3

The acquisition of Socib S.p.A. (2008)

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covered the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which includes the assumption of debt of €38.9 million. Our acquisition costs amounted to €1.6 million.

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

Share buy-back (2009 and 2010)

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that date, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such authorization. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. As at December 31, 2010, 3,430,135 shares had been bought back pursuant to the share buy-back program for a total of €57.2 million. No additional shares were subsequently purchased up to March 15, 2011.

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

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from these estimates.

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

Employee Benefits—Defined Benefit Pension Plans

        We provide defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in note 17 to our consolidated financial statements.

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2010, there was €1,966.9 million of intangible assets recorded on our balance sheet, reflecting 27.2% of our total assets. The main components of this intangible asset balance were €1,710.3 million of goodwill, €157.7 million of franchise agreements (primarily related to our bottlers' agreements with The Coca-Cola Company) and €85.4 million of trademarks. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, however, we believe our franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortized but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

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

Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The cost of concentrate purchased from The Coca-Cola Company during 2010 amounted to €1,294.9 million, as compared to €1,246.0 million for 2009 and €1,297.2 million in 2008. Concentrate purchased from The Coca-Cola Company represented approximately 32.0% of our total cost of goods sold in 2010, compared with 35.0% in 2009 and 35.9% in 2008. Under our bottlers' agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers' agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €60.8 million, €56.9 million and €45.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2010, such contributions totaled €48.8 million as compared to €39.9 million in 2009 and €37.6 million in 2008. Payments for marketing programs not specifically attributable to a particular customer are recognized as a reduction of selling expenses. In 2010, these contributions amounted to €15.8 million compared to €22.5 million in 2009 and €15.2 million in 2008. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

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

        Other income primarily comprises rent, facility and other costs of €14.3 million in 2010 compared to €4.4 million in 2009 and €2.9 million in 2008, and a toll-filling relationship in Poland of €17.6 million in 2010 compared to €15.0 million in 2009 and €18.2 million in 2008. Other expenses relate to facility costs charged by The Coca-Cola Company, and shared costs. There were no other expenses in 2010 related to facility costs charged by The Coca-Cola Company and shared costs, compared to €1.5 million in 2009 and €2.5 million in 2008. With the exception of the toll-filling arrangements, balances are included in operating expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €78.0 million in 2010, as compared to €37.6 million in 2009 and €93.7 million in 2008. The purchases of finished goods are primarily purchases of PowerAde products. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €89.4 million in 2010, as compared to €70.4 million in 2009 and €102.0 million in 2008. These amounts are included in our cost of goods sold.

        During 2010, we sold €19.0 million of finished goods and raw materials to The Coca-Cola Company, as compared to sales of €20.5 million for 2009 and of €11.7 million for 2008.

        In March 2008, we formed a three-party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories.

        During 2010, we purchased €4.4 million in franchise rights, as compared to nil in 2009. In 2010, we received €4.9 million as compared to nil in 2009, from the sale of available-for-sale assets to The Coca-Cola Company.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at December 31, 2010, The Coca-Cola Company owed us €53.8 million, as compared to €64.2 million and €106.8 million as at December 31, 2009 and 2008, respectively of which €3.0 million, €6.7 million, €4.5 million as at December 31, 2010, 2009 and 2008 related to loans to joint ventures with The Coca-Cola Company. We owed The Coca-Cola Company a total of €166.0 million, €125.1 million and €160.0 million as at December 31, 2010, 2009 and 2008, respectively.

Economic conditions

        Challenging economic and financial conditions continued to play a major role in our operating performance and financial results in 2010. Although we have witnessed a continued impact from austerity measures implemented in markets, including Greece, Romania, Bulgaria, the Republic of Ireland and Northern Ireland, we have also witnessed early signs of increased consumer confidence and spending in key countries including, Russia and Ukraine. GDP growth rates and unemployment rates varied significantly across our territories during 2010. Whereas Greece experienced an estimated negative GDP growth of 4.3% and a record unemployment rate of 12%, Russia estimated positive GDP growth of 4.0% and an unemployment rate of 8%. Although exchange rate volatility had a significant negative impact on our financial results in 2008 and 2009, we experienced a materially positive contribution such exchange rate volatility in 2010.

        Major western countries have responded to the world economic crisis by taking fiscal measures designed to restore confidence, stimulate demand and support liquidity. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, while others have done so in 2010. Towards the end of 2009, the Greek economic crisis created downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which depresses our profit margins if we are unable to recover these additional operating costs from our customers. Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. A further tightening of the government's multiyear fiscal consolidation program is likely under the new European Monetary Union / International Monetary Fund agreement, which will further depress Greece's medium-term economic growth prospects. In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. In November 2010, the Irish government agreed a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Such measures are likely to negatively impact GDP and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of our local operations and on a consolidated basis.

Channel mix

        We sell our products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers typically buy beverages in multi-serve (one liter and above or multi-package) packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 liter or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume our products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent our principal customers in the future consumption channel.

        Channel mix refers to the relative percentages of our sales volume comprising single-serve packages sold for immediate consumption and multi-serve packages sold for future consumption. A favorable channel mix occurs when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2010, for example, approximately 19% of our additions of property, plant and equipment were for coolers.

Raw material costs

        Raw material costs, including concentrate, represented 75.7% of our total cost of goods sold in 2010, as compared to 76.8% in 2009 and 77.2% in 2008. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below "Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

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

        The prices, at which we purchase these products, are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to The Coca-Cola Company's European bottlers.

        Our major cold drink equipment supplier is Frigoglass S.A. In 2010, we made purchases from Frigoglass S.A. totaling €101.0 million, compared to €58.8 million in 2009 and €117.5 million in 2008. The purchases from Frigoglass S.A. in 2010 were comprised of €84.6 million for coolers, other cold drink equipment and spare parts and €16.4 million for raw and packaging materials and other purchases. This compares to €21.3 million for the purchase of coolers, other cold drink equipment and spare parts and €37.5 million for purchases of raw and packaging materials in 2009 and €82.6 million and €34.9 million, respectively, in 2008. The increase in total purchases in 2010 compared with 2009 primarily a reflection of reduced planned capital expenditure for cold drink equipment. Boval S.A., the parent of Kar-Tess Holding, holds a 43.9% interest in Frigoglass S.A. You should read Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2010, for example, we realized 20.5% of our sales volume in the first quarter, 27.5% in the second quarter, 29.1% in the third quarter and 22.9% in the fourth quarter.

Foreign currency

        Our results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in our emerging and developing countries. In particular:

  •
  Our operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Estonia, Slovenia, Slovakia and Montenegro have functional currencies other than our reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects our statement of income and balance sheet when the results of those operating companies are translated into euro.

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at December 31, 2010, all of our concentrate, which represents 47.1% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

        The Greek statutory income tax rate was 24% for 2010 and 25% for 2009 and 2008. Statutory income tax rates in the countries in which we operate range from 0% to 31%. Our effective income tax rate was 24% for 2010, 25% for 2009 and 31% for 2008. The decrease of our effective income tax rate in 2010 compared to 2009 was mainly attributable to the recognition of deferred tax asset on losses that had previously not been recognised on acquisition of Coca-Cola Beverages Austria GmbH of €10.2 million. Furthermore, our current tax expense was decreased by €2.0 million reflecting the benefit obtained pursuant to tax incentives legislation applying in some of our tax jurisdictions in which we operate. The decrease in 2009 compared to 2008 was mainly attributable to the non-cash charge of €189.0 million in 2008 regarding the impairment of intangible assets recorded for our Irish operations and the Fresh & Co juice business in Serbia, which was a non-deductible expense.

        On December 10, 2009, the Greek government introduced a special tax defined as 'Extra Contribution of Social Responsibility by the Large Companies' pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, we recorded a tax charge of €19.8 million in 2009.

        Pursuant to Article 5 of Law 3845/2010, on May 6, 2010, the Greek government imposed an 'Extraordinary Contribution of Social Responsibility' on net income for the fiscal year ended December 31, 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for 2009 was €21.2 million, which we recorded as a tax charge in 2010.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.3% of the €1,966.9 million of intangible assets recorded on our balance sheet as at December 31, 2010 relates to assets that have indefinite useful lives.

        We conduct tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets annually and whenever there is an indication of impairment. Our 2008 test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired by €189.0 million. No impairment was indicated from the impairment tests of 2010 and 2009.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

        On May 1, 2004, nine countries in which we operate entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on January 1, 2007. As of December 31, 2010 we operated in 16 EU countries. In addition, Croatia is having accession negotiations with the EU as a candidate country.

        These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. We believe that, overall, we benefit from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU. Conversely, the application of EU labor, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted our ability to use certain packaging materials or methods.

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

EU competition law

        Our business activities affecting the EU are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with The Coca-Cola Company and other Coca-Cola bottlers, we undertook to address all such practices in the EU. The undertaking potentially applied in the Member States of the European Economic Area, covering those channels of distribution where The Coca-Cola Company-branded sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments related broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applied to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. We believe that our compliance with the undertaking has not had a material adverse effect on our business and financial results. The undertaking expired on December 31, 2010.

Greek economic crisis and EU response

        Greece, which accounted for approximately 7% of our unit case sales volume in 2010, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other countries in Europe in which we operate, such as Ireland and Italy, are facing similar economic conditions and have announced similar fiscal measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of our local operations and on a consolidated basis.

A.    Operating results

Year ended December 31, 2010 compared to year ended December 31, 2009

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2009 to the year ended December 31, 2010.

	2010	2009	Change
	(euro in millions except unit case volume in millions)%
Net sales revenue	6,793.6	6,543.6	3.8
Cost of goods sold	(4,049.6)	(3,905.5)	3.7

Gross profit	2,744.0	2,638.1	4.0
Operating expenses	(2,062.3)	(1,987.2)	3.8
Restructuring costs	(36.7)	(44.9)	(18.3)
Other items	—	32.8	—

Operating profit	645.0	638.8	1.0
Finance income	7.4	9.4	(21.3)
Finance costs	(83.1)	(82.2)	1.1

Finance costs (net)	(75.7)	(72.8)	4.0
Share of results of equity method investments	2.5	(1.9)	(231.6)

Profit before tax	571.8	564.1	1.4
Tax	(136.9)	(142.5)	(3.9)

Profit after tax	434.9	421.6	3.2

Attributable to:
Non-controlling interests	11.7	22.4	(47.8)
Owners of the parent	423.2	399.2	6.0

	434.9	421.6	3.2

Adjusted EBITDA	1,046.6	1,019.3	2.7
Unit case volume	2,100.0	2,069.3	1.5

        The following table shows certain income statement and other financial data for the years ended December 31, 2010 and December 31, 2009, expressed in each case as a percentage of net sales revenue.

	2010	2009
Net sales revenue	100.0	100.0
Cost of goods sold	(59.6)	(59.7)

Gross profit	40.4	40.3
Operating expenses	(30.4)	(30.4)

Operating profit	10.0	9.9

Adjusted EBITDA	15.4	15.6

Volume

        In 2010, our sales volume increased by 30.7 million unit cases, or 1.5%, compared to 2009. Our established countries segment made a negative contribution of 25.0 million unit cases, whereas our developing and emerging countries made a positive contribution of 3.4 million unit cases and 52.3 million unit cases, respectively.

        In our established countries segment unit case volume declined by 3.4% in 2010. In Italy, volume declined by 2.2%, representing a decrease of 7.3 million unit cases due to the adverse impact on sales in the immediate consumption channels from economic conditions and poor consumer sentiment. In Greece, volume declined by 18.5 million unit cases, or 11.5% as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 3.6 million unit cases, or 4.5%. This increase was strongly driven by the listing of our products with the largest retailer in Switzerland, which historically had only carried private label products.

        In our developing countries segment unit case volume increased by 0.9% in 2010. Volume in Poland increased by 0.9 million unit cases, or 0.5%. In Hungary, volume declined by 2.5% representing a decrease of 2.2 million unit cases due to unfavorable economic conditions. Volume in the Czech Republic increased by 3.9 million unit cases, or 7.2%. In the remaining developing countries, volume increased by 0.8 million unit cases.

        In our emerging countries segment unit case volume increased by 5.6% in 2010. Volume in the Russian Federation increased by 13.7%, or 41.2 million unit cases, in 2010 as a result of improved consumer sentiment increasing purchasing power and declining unemployment levels. Our successful implementation of targeted activation programs during the holiday season, together with increased marketing investments and exceptionally hot weather in summer also contributed to our performance. Unit case volume in Nigeria grew by 4.6% in 2010, representing an increase of 8.1 million cases and reflecting solid growth in the sparkling beverages category. Unit case volume in Romania declined by 3.6% in 2010, as declining GDP and a VAT increase in the middle of the year depressed consumer sentiment.

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

        Net sales revenue increased by €250.0 million in 2010 compared with 2009, primarily reflecting volume growth and positive currency impact, partly offset by adverse impact from pricing and category mix. Net sales revenue per unit case increased by approximately 2% in 2010.

        In our established countries net sales revenue decreased by €93.2 million in 2010 compared with 2009, as lower volume and unfavorable category and package mix more than offset the positive currency movements. Net sales revenue in Greece and Italy decreased by €109.5 million and €31.1 million respectively following the decline in volume and the unfavorable product mix. Net sales revenue in Switzerland increased by €50.1 million, reflecting the impact of an improved economic environment, the listing of Trademark Coca-Cola with one of the largest retail chains in the country and the appreciation of the swiss franc against the euro.

        In our developing countries segment, net sales revenue decreased by €9.1 million compared with 2009, reflecting adverse product mix mainly coming from the ongoing changes in the Polish retail environment.

        In our emerging countries segment, net sales revenue increased by €352.3 million compared with 2009. Net sales revenue in the Russian Federation increased by €260.5 million, and in Nigeria by €82.6 million as a result of higher volumes, better pricing and product mix and favorable currency movements. Net sales revenue in Romania declined €27.1 million mainly as a result of lower volume.

        Overall pricing, in terms of net sales revenue per unit case increased to €3.24 in 2010 compared with €3.16 in 2009.

Cost of goods sold

        Our cost of goods sold is comprised of raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case increased by 2.1% from €1.89 in 2009, to €1.93 in 2010, reflecting higher commodity costs and the foreign currency effects of a weaker euro, partly offset by improved cost efficiencies in manufacturing and haulage.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, increased from 20.9% of our net sales revenue in 2009, to 21.2% in 2010. Depreciation included in our cost of goods sold increased from €190.9 million in 2009 to €218.9 million in 2010.

Gross profit

        Our gross profit margin improved slightly to 40.4% in 2010, from 40.3% in 2009, as a result of an increase in the cost of goods sold slightly lower to the increase in net sales revenue. On a unit case basis, gross profit increased by approximately 2% in 2010 compared to the prior year.

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

        In 2010, our selling costs (including depreciation) amounted to €1,031.9 million, compared to €968.1 million in 2009. The ratio of selling costs over net sales revenue increased to 15.2% from 14.8% in 2009. The increase in operating expenses reflects our increased investment behind our brands to strengthen our position in the market place as well as a negative effect from currency movements.

        Delivery costs (including depreciation), increased, in absolute terms, to €628.5 million in 2010 from €602.8 million in 2009, reflecting higher fuel and warehouse costs compared to 2009, which resulted in an increase in delivery costs (including depreciation) per unit case, from €0.29 in 2009 to €0.30 in 2010.

        Administrative expenses (including depreciation) amounted to €388.4 million in 2010, compared to €402.5 million in 2009. Administration costs slightly decreased as a percentage of net sales revenue compared to 2009, from 6.2% in 2009 to 5.7% in 2010.

        Stock option expenses amounted to €6.7 million in 2010, compared with €6.4 million in 2009. Amortization of intangible assets increased from €4.7 million in 2009 to €6.8 million in 2010.

        As part of our effort to optimize our cost base and sustain competitiveness in the market place, we undertook restructuring initiatives in 2010 which amounted to €36.7 million before taxes. These restructuring activities are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows of €35 -€40 million from 2011 onwards. We recorded €25.7 million, €2.3 million and €8.7 million of restructuring charges in our established, developing and emerging markets respectively, during 2010. Such restructurings mainly concern employee costs, outsourcing of certain functions as well as closure of production facilities.

Impairment of intangible assets

        In 2008, following our annual impairment testing process in accordance with IAS 36, Impairment of assets, we recognized a non-cash impairment charge of €189.0 million to reduce the carrying amount of intangible assets relating to our Irish operations and the Fresh & Co. juice business in Serbia. The impairment charge relating to our Irish operations resulted primarily from the deterioration of the economic environment on the island of Ireland, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated as a result of impairment tests in 2010 and 2009.

Other items

        On December 19, 2008, we announced that a production plant in Benin City, Nigeria, which was owned by Nigerian Bottling Company plc in which we have a 66.4% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8 million. Of this impairment charge, €9.8 million related to impairment of property, plant and equipment, and €4.5 million related to the impairment of inventory balances. During 2009, €32.8 million was received from our insurers.

Operating profit

        Operating profit increased by 1.0% in 2010 as higher volume and positive currency movements were only partly offset by the adverse product mix, lower pricing and higher commodity costs.

Finance income

        Finance income decreased from €9.4 million for 2009 to €7.4 million for 2010, as a result of lower interest rates on our invested cash balances in 2010.

Finance costs

        Finance costs increased slightly from €82.2 million for 2009 to €83.1 million for 2010, as a result of higher interest expenses due to the conversion from lower floating interest rates to higher fixed interest rates during the year more than offsetting the impact of on average lower debt balances in 2010. The conversion from floating to fixed rate terms was achieved when we restructured the interest rate terms of outstanding cross currency swap contracts relating to the $400.0 million US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional amount of €792.5 million. An amount of €1.7 million was charged to the income statement during 2010 as a result of our repurchase of an aggregate amount of Notes equal to €198.9 million, being a portion of the €500.0 million fixed rate bond due in 2011.

Share of results of equity method investments

        The share of results of equity method investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% (2009: 23.9%) interest held by Nigerian Bottling Company plc, in which we have a 66.4% (2009: 66.4%) interest and Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of results of equity method investments increased from a loss of €1.9 million in 2009 to an income of €2.5 million in 2010.

Tax

        Our effective tax rate decreased from 25% in 2009 to 24% in 2010. This decrease was mainly attributable to the recognition of a deferred tax asset on losses that had previously not been recognized on acquisition of Coca-Cola Beverages Austria GmbH of €10.2 million.

        Pursuant to Article 5 of Law 3845/2010, on May 6, 2010, the Greek government by virtue of Article 5 of Law 3845/2010 imposed an 'Extraordinary Contribution of Social Responsibility' on net income for the fiscal year ended December 31, 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for 2009 was €21.2 million, which we recorded as a tax charge in 2010.

        On December 10, 2009, the Greek government introduced a special tax defined as 'Extra Contribution of Social Responsibility by the Large Companies' pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, we recorded a tax charge of €19.8 million in 2009.

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests consists primarily of the minority shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Nigerian Stock Exchange, as well as from the minority shareholders' interests in our operations in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia of 44.7%, 14.6% and 8.8% respectively. Profit after tax attributable to non-controlling interests decreased from €22.4 million in 2009 to €11.7 million in 2010, as a consequence of the net profit decrease of our Nigerian operation and the decrease of minority shareholders' interest in our operations in Serbia.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €423.2 million in 2010, as compared to €399.2 million in 2009. The € 24.0 million increase primarily reflects the net impact of increased operating profit, lower taxes and reduced non-controlling interests.

Adjusted EBITDA

        In 2010, our adjusted EBITDA increased by 2.7% over 2009 as a result of the same performance factors that contributed to the increase of our operating profit.

Year ended December 31, 2009 compared to year ended December 31, 2008

        The following table shows certain income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2008 to the year ended December 31, 2009.

	2009	2008	Change
	(euro in millions except unit case volume in millions)%
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

        In our developing countries segment unit case volume decreased 4.5% in 2009, although our market share increased in a contracting market. Volume in Poland decreased by 3.7 million unit cases as a result of a challenging environment and poor weather conditions in summer. In the remaining developing countries, volume decreased by 14.5 million unit cases.

        In our emerging countries segment unit case volume decreased by 7.8% in 2009, although our market share increased in a contracting market. Volume in the Russian Federation declined by 13.4% in 2009 due to the challenging economic conditions of the downturn in the Russian economy, consumer price increases and an overall decrease in consumer demand. Unit case volume in Nigeria grew by 6.0% in 2009 reflecting solid growth in the sparkling beverages category and water sub-category, partly offset by a significant decline in the juice sub-category following the loss of production capacity as a result of fire damage sustained at the Benin plant in late 2008. Unit case volume in Romania declined by 12.1% in 2009, due to the rapid deterioration in economic conditions in the country in the second half of the year, which resulted in lower consumer spending, particularly in the immediate consumption channels.

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

        Net sales revenue decreased by €437.1 million in 2009 compared with 2008, primarily reflecting lower sales volume and price pressure across most of the markets we serve. Net sales revenue per unit case decreased by approximately 4% in 2009.

        In our established countries net sales revenue increased by €223.8 million in 2009 compared with 2008, of which €229.9 million was attributable to the operations of Socib S.p.A., acquired in December 2008. Excluding the effect of such acquisition, net sales revenue in Italy increased by €32.3 million as a result of good price realization through more effective and efficient promotional management along with the volume performance and positive mix impact. Net sales revenue in Switzerland also increased by €18.6 million, despite flat volume, as a result of improved mix, price increases in some categories and the appreciation of the swiss franc against the euro.

        In our developing countries segment, net sales revenue decreased by €199.3 million compared with 2008, reflecting lower volume, adverse product mix and a double-digit negative impact from currencies, partially offset by positive pricing. Poland recorded a net sales revenue decrease of €96.2 million, attributable mainly to the significant depreciation of the Polish zloty against the euro during the year. In local currency terms, net sales revenues increased slightly as improved pricing more than offset the effect of slightly lower volume.

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

        As part of the effort to optimize the cost base and sustain competitiveness in the market place, we undertook restructuring initiatives in 2009 which amounted to €44.9 million before tax. Such restructuring activities are expected to deliver benefits in the form of reduced costs in costs of good sold and operating expenses, as well as improved cash flows of approximately €50 million from 2010 onwards. We recorded €29.9m, €10.8m and €4.2m of restructuring charges in our established, developing and emerging countries, respectively, during 2009. The restructuring concerns mainly employee costs, outsourcing of certain functions as well as closure of production facilities.

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

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests consists primarily of the non-controlling interests' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which is listed on the Nigerian Stock Exchange, as well as from our non-controlling interests in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia operations of 44.7%, 14.6% and 10.9% respectively. Profit after tax attributable to non-controlling interests increased from €12.3 million in 2008 to €22.4 million in 2009, as a consequence of the net profit increase of our Nigerian operation.

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

Reporting segments

Year ended December 31, 2010 compared to year ended December 31, 2009

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

	Year ended December 31, 2010		Year ended December 31, 2009
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	718.2	34.2	743.2	35.9
Net sales revenue	2,834.6	41.7	2,927.8	44.7
Operating profit	265.5	41.2	297.6	46.6
Depreciation of property, plant and equipment	132.3	34.1	122.3	33.9
Stock option expense	2.4	35.8	2.2	34.4
Amortization and adjustment of intangible assets	4.5	63.4	3.6	52.2
Other items	—	—	—	—
Adjusted EBITDA	404.6	38.7	425.7	41.8
Total assets	3,657.3	50.6	3,512.1	51.7
Developing countries
Unit case volume	391.7	18.7	388.3	18.8
Net sales revenue	1,140.0	16.8	1,149.1	17.6
Operating profit	89.2	13.8	86.3	13.5
Depreciation of property, plant and equipment	72.9	18.8	77.0	21.4
Stock option expense	1.2	17.9	1.2	18.7
Amortization and adjustment of intangible assets	0.5	7.0	0.5	7.2
Other items	—	—	—	—
Adjusted EBITDA	163.9	15.7	165.0	16.2
Total assets	1,026.8	14.2	1,059.1	15.6
Emerging countries
Unit case volume	990.1	47.1	937.8	45.3
Net sales revenue	2,819.0	41.5	2,466.7	37.7
Operating profit	290.3	45.0	254.9	39.9
Depreciation of property, plant and equipment	182.6	47.1	161.4	44.7
Stock option expense	3.1	46.3	3.0	46.9
Amortization and adjustment of intangible assets	2.1	29.6	2.8	40.6
Other items	—	—	6.5	100.0
Adjusted EBITDA	478.1	45.7	428.6	42.0
Total assets	2,570.0	35.5	2,421.2	35.6

	Year ended December 31, 2010		Year ended December 31, 2009
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Corporate/inter-segment assets
Total assets	(22.7)	(0.3)	(195.6)	(2.9)
Total
Unit case volume	2,100.0	100.0	2,069.3	100.0
Net sales revenue	6,793.6	100.0	6,543.6	100.0
Operating profit	645.0	100.0	638.8	100.0
Depreciation of property, plant and equipment	387.8	100.0	360.7	100.0
Stock option expense	6.7	100.0	6.4	100.0
Amortization and adjustment of intangible assets	7.1	100.0	6.9	100.0
Other items	—	100.0	6.5	100.0
Adjusted EBITDA	1,046.6	100.0	1,019.3	100.0
Total assets	7,231.4	100.0	6,796.8	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	2010	2009	Change	Change
	(in millions of unit cases)%
Italy	323.0	330.3	(7.3)	(2.2)
Greece	143.0	161.5	(18.5)	(11.5)
Switzerland	84.0	80.4	3.6	4.5
Austria	76.9	77.2	(0.3)	(0.4)
The Republic of Ireland and Northern Ireland	75.2	76.5	(1.3)	(1.7)
Cyprus	16.1	17.3	(1.2)	(6.9)

	718.2	743.2	(25.0)	(3.4)

        Unit case volume in our established countries segment was 718.2 million in 2010, a decrease of 3.4% over 2009. In Italy, volume declined by 2.2%, representing a decrease of 7.3 million unit cases. This was primarily due to an adverse impact on sales in the immediate consumption channels from economic conditions and poor consumer sentiment. In Greece, volume declined by 11.5%, or 18.5 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 3.6 million unit cases, or 4.5%. The listing of our products with the largest retailer in Switzerland, which historically had only carried private label products, contributed to such increase. In our remaining established countries, volume remained at the levels of 2009.

        Our operations in established countries contributed €404.6 million to our adjusted EBITDA for the year 2010, representing a 5.0% decrease compared to 2009.

        In 2010, our established countries achieved an operating profit of €265.5 million compared to an operating profit of €297.6 million in 2009 as lower volume, unfavorable category and package mix more than offset the positive impact from realized cost savings, lower cost of goods sold and positive currency movements.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	2010	2009	Change	Change
	(in millions of unit cases)%
Poland	168.6	167.7	0.9	0.5
Hungary	85.1	87.3	(2.2)	(2.5)
Czech Republic	58.2	54.3	3.9	7.2
Croatia	27.3	28.4	(1.1)	(3.9)
Slovakia	24.2	22.5	1.7	7.6
Baltic countries	21.5	21.4	0.1	0.5
Slovenia	6.8	6.7	0.1	1.5

	391.7	388.3	3.4	0.9

        Unit case volume in our developing countries segment was 391.7 million in 2010, an increase of 0.9% over 2009. Volume increased in Poland by 0.9 million unit cases and in Czech Republic by 3.9 million unit cases. In Hungary, unfavourable economic conditions contributed to volume declining by 2.2 million unit cases. In our remaining developing countries, volume increased by 0.8 million unit cases.

        Our operations in developing countries contributed €163.9 million to our adjusted EBITDA in 2010, 0.7% below 2009.

        In 2010, our developing countries achieved an operating profit of €89.2 million compared to an operating profit of €86.3 million in 2009, representing an increase of 3.4%, reflecting the effect of higher volume, adverse mix and significant unfavorable currency movements, particularly in Poland and Hungary. These effects were only partly offset by a reduction in operating costs, increased pricing and lower commodity costs.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	2010	2009	Change	Change
	(in millions of unit cases)%
Russian Federation	341.0	299.8	41.2	13.7
Nigeria	183.9	175.8	8.1	4.6
Romania	167.8	174.1	(6.3)	(3.6)
Ukraine	101.9	93.7	8.2	8.8
Serbia and Montenegro	76.3	74.6	1.7	2.3
Bulgaria	58.4	64.1	(5.7)	(8.9)
Belarus	24.4	19.6	4.8	24.5
Bosnia and Herzegovina	16.6	17.1	(0.5)	(2.9)
Former Yugoslav Republic of Macedonia	8.6	8.8	(0.2)	(2.3)
Armenia	6.4	5.8	0.6	10.3
Moldova	4.8	4.4	0.4	9.1

	990.1	937.8	52.3	5.6

        Unit case volume in our emerging countries segment increased 5.6% in 2010. Volume in the Russian Federation increased 13.7% in 2010 as a result of improved consumer sentiment, increasing purchasing power and declining unemployment levels. Our successful implementation of targeted activation programmes during the holiday season, together with increased marketing investments and exceptionally hot weather in summer also contributed to our performance. Unit case volume in Nigeria grew by 4.6% in 2010 reflecting solid growth in the sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 3.6% in 2010, as declining GDP and a VAT increase in the middle of the year depressed consumer sentiment.

        Our operations in emerging countries contributed €478.1 million to our adjusted EBITDA in 2010, 11.5% above 2009.

        In 2010, our emerging countries achieved an operating profit of €290.3 million compared to an operating profit of €254.9 million in 2009, an increase of 13.9%. The benefit from higher volume, better pricing and category mix and favorable currency movements more than offset higher raw material prices and increased operating expenses.

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

	Year ended December 31, 2009		Year ended December 31, 2008
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	743.2	35.9	692.1	32.7
Net sales revenue	2,927.8	44.7	2,704.0	38.7
Operating profit	297.6	46.6	79.6	17.5
Depreciation of property, plant and equipment	122.3	33.9	108.1	29.6
Stock option expense	2.2	34.4	7.1	76.4
Amortization and adjustment of intangible assets	3.6	52.2	2.3	46.9
Impairment of intangible assets	—	—	176.0	93.1
Other items	—	—	—	—
Adjusted EBITDA	425.7	41.8	369.8	35.6
Total assets	3,512.1	51.7	3,390.0	45.1
Developing countries
Unit case volume	388.3	18.8	406.6	19.2
Net sales revenue	1,149.1	17.6	1,348.4	19.3
Operating profit	86.3	13.5	118.6	26.1
Depreciation of property, plant and equipment	77.0	21.4	72.8	19.9
Stock option expense	1.2	18.7	0.7	7.5
Amortization and adjustment of intangible assets	0.5	7.2	0.4	8.2
Impairment of intangible assets	—	—	—	—
Other items	—	—	—	—
Adjusted EBITDA	165.0	16.2	193.5	18.6
Total assets	1,059.1	15.6	1,081.0	14.4
Emerging countries
Unit case volume	937.8	45.3	1,016.8	48.1
Net sales revenue	2,466.7	37.7	2,928.3	42.0
Operating profit	254.9	39.9	256.4	56.4
Depreciation of property, plant and equipment	161.4	44.7	184.5	50.5
Stock option expense	3.0	46.9	1.5	16.1
Amortization and adjustment of intangible assets	2.8	40.6	2.2	44.9
Impairment of intangible assets	—	—	13.0	6.9
Other items	6.5	100.0	15.8	100.0
Adjusted EBITDA	428.6	42.0	475.7	45.8
Total assets	2,421.2	35.6	2,724.6	36.2

	Year ended December 31, 2009		Year ended December 31, 2008
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Corporate/inter-segment assets
Total assets	(195.6)	(2.9)	326.2	4.3
Total
Unit case volume	2,069.3	100.0	2,115.5	100.0
Net sales revenue	6,543.6	100.0	6,980.7	100.0
Operating profit	638.8	100.0	454.6	100.0
Depreciation of property, plant and equipment	360.7	100.0	365.4	100.0
Stock option expense	6.4	100.0	9.3	100.0
Amortization and adjustment of intangible assets	6.9	100.0	4.9	100.0
Impairment of intangible assets	—	—	189.0	100.0
Other items	6.5	100.0	15.8	100.0
Adjusted EBITDA	1,019.3	100.0	1,039.0	100.0
Total assets	6,796.8	100.0	7,521.8	100.0

Established countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Italy	330.3	268.5	61.8	23.0
Greece	161.5	163.4	(1.9)	(1.2)
Austria	77.2	82.7	(5.5)	(6.7)
The Republic of Ireland and Northern Ireland	76.5	79.7	(3.2)	(4.0)
Switzerland	80.4	80.5	(0.1)	(0.1)
Cyprus	17.3	17.3	—	—

	743.2	692.1	51.1	7.4

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

        In 2009, our established countries achieved an operating profit of €297.6 million compared to an operating profit of €79.6 million in 2008. This is primarily due to a non-cash impairment charge of €176.0 million that was recognized to reduce the carrying amount of intangible assets relating to our Irish operations. Excluding this effect, the operating profit of our established countries in 2008 would have been €255.6 million and the increase for 2009 would have been 16.4%, reflecting increased pricing, the realization of cost savings, lower commodity costs and a slight currency benefit, which collectively more than offset negative package and channel mix.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Poland	167.7	171.4	(3.7)	(2.2)
Hungary	87.3	91.8	(4.5)	(4.9)
Czech Republic	54.3	56.7	(2.4)	(4.2)
Croatia	28.4	30.0	(1.6)	(5.3)
Baltic countries	21.4	27.6	(6.2)	(22.5)
Slovakia	22.5	22.4	0.1	0.4
Slovenia	6.7	6.7	—	—

	388.3	406.6	(18.3)	(4.5)

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

        In 2009, our developing countries achieved an operating profit of €86.3 million compared to an operating profit of €118.6 million in 2008, representing a decrease of 27.2%, reflecting the effect of lower volumes, adverse mix and significant unfavorable currency movements, particularly in Poland and Hungary. These effects were only partly offset by a reduction in operating costs, increased pricing and lower commodity costs.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	2009	2008	Change	Change
	(in millions of unit cases)%
Russian Federation	299.8	346.3	(46.5)	(13.4)
Romania	174.1	198.0	(23.9)	(12.1)
Nigeria	175.8	165.9	9.9	6.0
Ukraine	93.7	100.8	(7.1)	(7.0)
Bulgaria	64.1	71.3	(7.2)	(10.1)
Serbia and Montenegro	74.6	75.5	(0.9)	(1.2)
Belarus	19.6	20.7	(1.1)	(5.3)
Bosnia and Herzegovina	17.1	16.6	0.5	3.0
Former Yugoslav Republic of Macedonia	8.8	9.3	(0.5)	(5.4)
Armenia	5.8	6.5	(0.7)	(10.8)
Moldova	4.4	5.9	(1.5)	(25.4)

	937.8	1,016.8	(79.0)	(7.8)

        Unit case volume in our emerging countries segment decreased 7.8% in 2009, although our market share increased in a contracting market. Volume in the Russian Federation declined by 13.4% in 2009 due to the challenging economic conditions of the downturn in the Russian economy, consumer price increases and an overall decrease in consumer demand. Unit case volume in Nigeria grew by 6.0% in 2009 reflecting solid growth in the sparkling beverages category and water sub-category, partly offset by a significant decline in the juice sub-category following the loss of production capacity as a result of fire damage sustained at the Benin plant in late 2008. Unit case volume in Romania declined by 12.1% in 2009, due to the rapid deterioration in economic conditions in the country in the second half of the year, which resulted in lower consumer spending, particularly in the immediate consumption channels.

        Our operations in emerging countries contributed €428.6 million to our adjusted EBITDA in 2009, 9.9% below 2008.

        In 2009, our emerging countries achieved an operating profit of €254.9 million compared to an operating profit of €256.4 million in 2008, a marginal reduction of 0.6%. The benefit of higher pricing and lower operating costs only partially offset the lower volume, higher one-off production and warehousing costs from disruptions to the supply of our juice products in Nigeria, negative mix and material adverse currency movements.

B.    Liquidity and capital resources

        Our sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, syndicated loan facility and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our financial commitments and operating needs.

Cash flows from operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2008 to the year ended December 31, 2010 are as follows:

	2010	2009	2008
	(euro in millions)
Operating profit	645.0	638.8	454.6
Depreciation, amortization and other non-cash items	414.8	391.0	572.1
Working capital changes	69.1	56.7	(19.6)
Tax paid	(141.0)	(89.3)	(129.8)

Net cash from operating activities	987.9	997.2	877.3

        Our primary source of cash flow is funds generated from operations. In 2010, cash flow from operating activities decreased only 0.9% despite the significantly increased tax payments as a result of the improved operating results and working capital management. In 2009, the increase in net cash provided by operating activities amounted to an additional €119.9 million compared with 2008. This was due to the implementation of cost reduction and restructuring programs aimed at improving operational efficiencies and our focus on improved working capital management.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2008 to the year ended December 31, 2010 are as follows:

	2010	2009	2008
	(euro in millions)
Payments for purchases of property, plant and equipment	(376.2)	(383.9)	(590.5)
Payments for purchases of intangible assets	(15.8)	(0.5)	(3.9)
Proceeds from sales of property, plant and equipment	12.0	18.2	42.7
Proceeds from sales of trademarks and other intangible assets	—	—	35.0
Net receipts from (payments for) investments	7.2	(4.7)	(35.3)
Interest received	7.3	10.5	16.8
Net refunds from/(payments for) acquisitions	—	17.5	(225.3)

Net cash used in investing activities	(365.5)	(342.9)	(760.5)

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

        Set forth below are our purchases of non-current assets in our three business segments for the period from the year ended December 31, 2008 to the year ended December 31, 2010. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2010		2009		2008
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	123.2	31.4	96.6	25.1	156.0	26.2
Developing countries	61.0	15.6	48.8	12.7	132.0	22.2
Emerging countries	207.8	53.0	239.0	62.2	306.4	51.6

Total purchases of non-current assets	392.0	100.0	384.4	100.0	594.4	100.0

        Purchases of non-current assets totaled €392.0 million in 2010. Of this, 48.6% related to investment in production equipment and facilities and 19.3% to the acquisition of marketing equipment. There was only a slight increase of €7.6 million, or 2.0%, in purchases in 2010 compared to 2009. The decrease of €210.0 million, or 35.3%, in purchases in 2009 compared to 2008 has been achieved through the optimization of the efficiency of our existing asset infrastructure and undertaking a more prudent capital investment program. The decrease is mainly attributed to a decrease of investment in marketing equipment of €64.0 million and a decrease of investment in production equipment and facilities of €151.7 million.

        Cash refunds from acquisitions of €17.5 million in 2009 relate to a refund of certain purchase consideration regarding the acquisition of Socib S.p.A. Cash payments for acquisitions of €225.3 million in 2008 relate to the acquisition of Socib S.p.A.. In 2008, we received €35.0 million from The Coca-Cola Company in respect of the sale of the Römerquelle water trademark and botaniQ and Lanitis juice trademarks. For additional information, see above "Major recent transactions—Sale of Römerquelle trademark (2008)".

Cash flows (used in)/from financing activities

        Our cash flows provided by financing activities from the year ended December 31, 2008 to the year ended December 31, 2010 are as follows:

	2010	2009	2008
	(euro in millions)
Return of capital to shareholders	—	(546.3)	—
Payments of expenses related to the share capital increase	—	(6.0)	—
Share buy-back payments	(42.3)	(16.6)	—
Proceeds from shares issued to employees exercising stock options	5.7	1.8	21.1
Dividends paid	(109.0)	(107.6)	(102.8)
Purchase of shares held by non-controlling interests	(3.7)	—	—
Proceeds from external borrowings	927.1	1,199.8	1,937.3
Repayments of external borrowings	(1,191.0)	(1,508.0)	(1,231.7)
Principal repayments of finance lease obligations	(75.2)	(85.3)	(67.5)
Proceeds from sale of interest rate swaps attributable to fair value	33.0	—	—
Interest paid	(72.3)	(75.1)	(133.6)

Net cash (used in)/from financing activities	(527.7)	(1,143.3)	422.8

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

        On April 30, 2009, our board of directors resolved to buy-back a maximum of 5% of our paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of April 27, 2009 which approved a share buy-back program pursuant to article 16 of codified law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that time, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not require any actual use of such approved share buy-back programs. We may therefore, in our sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The purchase of shares pursuant to the share buy-back program is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at December 31, 2009, 1,111,781 shares had been purchased pursuant to the share buy-back program for a total value of €16.6 million, bringing the shares in circulation to 364,427,294. During 2010, 2,318,354 shares were purchased pursuant to the share buy-back program for a total value of €42.3 million. As at December 31, 2010, 3,430,135 shares were purchased pursuant to the share buy-back program for a total value of €57.2 million bringing the shares in circulation to 362,706,305. No additional shares were subsequently purchased up to March 15, 2011.

        During 2010, we adjusted our interest rate profile to reduce exposure to fluctuations in EURIBOR so as to stabilize future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400.0 million in US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million.

        Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

        We repaid a net amount of €263.9 million in external borrowings in 2010. On December 14, 2010 we repaid an aggregate principal amount of Notes equal to €198.9 million, being a portion of the €500.0 million fixed rate bond due in 2011.

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

        The net proceeds from external borrowings in 2008 were €705.6 million. The additional funding was required in order to fund the acquisition of Socib S.p.A. and the €350.0 million bond maturing in March 2009.

        On November 16, 2009, we completed the issue of a €300.0 million 7-year fixed rate bond at 4.25% through our wholly owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were used to partly fund the capital return payment and allowed us to extend our debt maturity profile.

        On December 17, 2008, we completed the issue of a €500.0 million 5-year fixed-rate bond at 7.875% through our wholly owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were used to fund the acquisition of Socib S.p.A. and to finance the €350.0 million bond that matured and was repaid in March 2009.

        In 2010, we received proceeds of €5.7 million from the issue of shares. This followed resolutions by our board of directors on February 26, 2010, May 17, 2010, August 24, 2010 and November 25, 2010 to increase our share capital by 163,354, 161,663, 102,700, and 169,648 ordinary shares respectively, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.3 million to share capital and €5.4 million to share premium.

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

        We paid dividends to our shareholders in the amount of €102.0 million, €102.3 million and €91.3 million in the years ended December 31, 2010, 2009 and 2008, respectively. You should read Item 3, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the non-controlling interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, was as follows:

	2010	2009	2008
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,589.6	1,499.6	1,637.1
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,464.1)	(1,269.3)	(1,312.2)

Working capital	125.5	230.3	324.9
Add back: deposit liabilities on returnable containers	107.3	111.3	102.4

Working capital, excluding deposit liabilities	232.8	341.6	427.3

        As at December 31, 2010, our working capital, excluding deposit liabilities on returnable containers, decreased by €108.8 million, compared with the working capital balance as at December 31, 2009. The reason for the decrease is the increase in trade and other payables of €194.8 million, increase of trade and other receivables of €40.8 million and the increase in the level of inventories held of €56.6 million As at December 31, 2009, our working capital, excluding deposit liabilities on returnable containers, decreased by €85.7 million, compared with the working capital balance as at December 31, 2008. The reasons for this decrease were the reduction in the level of inventories held of €50.4 million, combined with the decrease of trade and other receivables of €87.1 million and the decrease in trade and other payables of €42.9 million.

        As at December 31, 2008, 2009 and 2010, we had a positive working capital of €427.3 million, €341.6 million and €232.8 million respectively, excluding deposit liabilities for returnable containers of €102.4 million, €111.3 million and €107.3 million respectively. Although our deposit liabilities are classified as part of current liabilities, our returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Borrowings and funding sources

Funding policies

        Our general policy is to retain a minimum amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities, to ensure that we have cost-effective access to sufficient financial resources to meet our short- and medium-term funding requirements. These include the day-to-day funding of our operations as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we endeavor to maintain a minimum of €250.0 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements.

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the company.

Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2010		2009		2008
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro	283.5	86.9	161.3	69.5	643.9	88.9
Serbian dinar	10.7	3.3	4.9	2.1	0.7	0.1
Belarusian rouble	7.6	2.3	4.7	2.0	3.2	0.4
Former Yugoslav Republic of Macedonia dinar	4.4	1.4	5.5	2.4	10.0	1.4
Croatian kuna	4.0	1.2	16.7	7.2	4.0	0.6
Russian rouble	3.7	1.1	23.1	10.0	24.6	3.4
Nigerian naira	3.0	0.9	4.1	1.8	3.9	0.5
Bulgarian lev	2.0	0.6	2.0	0.9	1.4	0.2
Ukrainian hryvnia	1.6	0.5	0.3	0.1	1.1	0.2
Romanian leu	1.3	0.4	2.2	0.9	10.2	1.4
Swiss franc	1.2	0.4	1.4	0.6	8.9	1.2
Bosnia and Herzegovina convertible mark	0.9	0.3	1.3	0.6	1.5	0.2
Hungarian forint	—	—	1.0	0.4	0.6	0.1
US dollar	0.6	0.2	0.7	0.3	6.5	0.9
Other	1.6	0.5	2.8	1.2	4.1	0.5

	326.1	100.0	232.0	100.0	724.6	100.0

        Our cash and cash equivalents balance at December 31, 2010 was €326.1 million, representing an increase of €94.1 million from the balance at December 31, 2009 and a decrease of €398.5 million from the balance as at December 31, 2008. The increase in cash and cash equivalents balance between 2010 and 2009 was principally the result of the operating cash flow of 2010 that was partially offset by net cash used in investing and financing activities. The decrease of the cash and cash equivalents balance between 2008 and 2009 was principally the result of the return of capital to shareholders of €546.3 million, the repayment of the €350.0 million bond that matured in March 2009, as well as the reduction in the outstanding borrowings under the commercial paper program by €201.5 million, which were partly offset by the €300.0 million bond issued in November 2009.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure and working capital purposes.

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

        Our debt as at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	181.3	236.0	448.2
Current portion of long-term debt	305.0	1.1	391.6
Short-term finance lease obligations	48.8	69.9	81.5

Total short-term borrowings, including finance lease obligations	535.1	307.0	921.3

Long-term borrowings, less finance lease obligations	1,561.2	2,010.3	1,761.3
Long-term finance lease obligations	95.2	90.3	132.0

Total long-term borrowings, including finance lease obligations	1,656.4	2,100.6	1,893.3

Gross debt, including finance lease obligations	2,191.5	2,407.6	2,814.6

Cash and cash equivalents	(326.1)	(232.0)	(724.6)

Net debt	1,865.4	2,175.6	2,090.0

        As at December 31, 2010, 62.5% of our gross debt was denominated in euro and 34.0% in US dollars. This compared to 69.7% in euro and 28.2% in US dollars, as at December 31, 2009 and 72.8% in euro and 26.0% in US dollars, as at December 31, 2008.

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

        During 2010, we adjusted our interest rate profile to reduce exposure to fluctuations in EURIBOR so as to stabilize future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400.0 million in US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result, an amount of €1.4 million was credited to our income statement.

Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short term funding sources. The program consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper program was €127.0 million as at December 31, 2010, €189.5 million as at December 31, 2009 and €391.0 million as at December 31, 2008.

        As at March 15, 2011, we had outstanding balances of €127.0 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 0.92%.

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

Euro medium-term note program

        In 2001, we established a €2.0 billion euro medium-term note program which has been renewed annually since then. Bonds issued under the program through our 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A., as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

        The program has been used six times, raising a total of €2,775.0 million. The first note issue occurred in June 2001 and related to a €625.0 million 5-year fixed-rate bond at 5.250%. The second and third note issues occurred in December 2001 and related to a €200.0 million 2-year floating-rate bond and a €300.0 million 3-year fixed-rate bond at 4.000%. Over the course of 2003, we purchased and cancelled €70.0 million of the outstanding €625.0 million bond that matured in June 2006. In July 2004, we realized a tender offer for a further €322.0 million of the outstanding debt on the €625.0 million bond that matured in June 2006. On the same date, we issued a €500.0 million 7-year fixed-rate bond at 4.375%. Proceeds from that issue were used to finance the €332.0 million tender offer for the €625.0 million bond that matured in June 2006 and to partially fund the repayment of the €300.0 million bond that matured in December 2004. The remaining €233.0 million outstanding on the €625.0 million bond was repaid in June 2006. The repayment of this bond was pre-funded in March 2006, with the issue of a €350.0 million 3-year floating-rate bond. Part of the proceeds of the €350.0 million bond were used to fund the acquisition of Lanitis Bros Public Limited. In December 2008, we issued a €500.0 million fixed-rate bond at 7.875% maturing in 2014. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350.0 million bond that matured in March 2009. In November 2009, we issued a €300.0million 7-year fixed-rate bond at 4.25%. Proceeds from this issue were used to fund the capital return payment and allowed us to extend our debt maturity profile. In December 2010, we finalized a cash tender offer through our subsidiary Coca-Cola HBC Finance B.V. for the repurchase of our existing €500.0 million 4.375% fixed rate notes due in 2011. On December 14, 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which is almost 40% of the total issued €500.0 million euro-denominated bond. As a consequence, an amount of €1.7million was charged to the income statement in the finance cost line.

        At December 31, 2010, there was €1,101.1 million of bonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Maturity date
July 15, 2004	€301.1 million	4.375%	July 15, 2011
December 17, 2008	€500.0 million	7.875%	January 15, 2014
November 16, 2009	€300.0 million	4.250%	November 16, 2016

Notes issued in the US market

        On September 17, 2003, we successfully completed, through our wholly owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€673.4 million at December 31, 2010 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€374.1 million at December 31, 2010 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€299.3 million at December 31, 2010 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, our leveraged re-capitalization and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by us in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

Credit rating

        Our corporate credit rating by Standard and Poor's is "A (stable)" and by Moody's is "A3 (stable)" for long-term obligations and A-1 and P-2, respectively, for short-term obligations. The long-term rating of our senior unsecured debt issued by Coca-Cola HBC Finance B.V. was downgraded to "A-" on November 16, 2010 by Standard and Poor's. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or ability to raise capital in the debt markets.

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. Our board of directors has approved our treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. Our treasury function is responsible for managing our financial risks in a controlled manner, consistent with the board of directors approved policies. These policies include:

  •
  hedging transactional exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Derivatives may be used provided they qualify as hedging activities defined by the policy. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction; and

  •
  an investment policy to minimize counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by our board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only.

        In the context of our overall treasury policy, and in line with the operating parameters approved by our board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

        The board of directors has delegated authority to execute transactions, including derivative activity with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject us to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify our risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative financial instruments

        We use derivative financial instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. We do not use derivative financial instruments for any trading activities. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximize hedge effectiveness.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs primarily with interest rate swaps and options. All non-euro bond issues have been fully swapped into euro with no residual currency risk.

        As at December 31, 2010, there were no Euro denominated interest rate swap contracts outstanding, compared to €792.5 million at December 31, 2009. During June and July 2010, we adjusted our interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result, an amount of €1.4 million was credited to the income statement. In addition, we changed the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from EURIBOR plus margin to a fixed rate.

        During 2010, we did not have any interest rate swaps that were not eligible for hedge accounting. By comparison, during 2009, we recognized in finance costs losses of €8.8 million in relation to interest rate swaps that were not eligible for hedge accounting.

        During 2010, we recognized in interest expense a gain of €1.0 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting. During 2009, we recognized in interest expense a loss of €1.6 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting.

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

        During 2009, we purchased interest rate cap options in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. In June 2010, we sold these option contracts. Consequently, there were no outstanding interest rate option contracts as at December 31, 2010, compared to €857.0 million of aggregate notional amounts of interest rate options outstanding at December 31, 2009.

        A 1% increase in the market interest rates on floating rate debt outstanding at December 31, 2010 would increase our interest expense on an annual basis by €1.8 million, compared to €19.0 million and €17.4 million for 2009 and 2008, respectively, and a 1% decrease in rates would decrease our interest expense by €1.8 million, compared to €19.0 million and €17.4 million for 2009 and 2008, respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

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

        Our treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. We use forward foreign exchange contracts and foreign currency options to hedge our forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in assets and liabilities denominated in another currency than the reporting currency are normally fully hedged using mainly forward foreign exchange contracts.

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totaled €246.0 million as at December 31, 2010, compared with €385.3 million as at December 31, 2009.

        The notional amounts of foreign currency option contracts totaled €158.0 million as at December 31, 2010, compared with €144.7 million as at December 31, 2009.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2010 and 2009 the fair value of the cross currency swaps represented a payable of €136.1 million and €175.4 million, respectively. We restructured the interest rate terms of outstanding cross currency swap contracts relating to the $400.0 million US bonds by converting floating rates to fixed rates.

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

        To manage a portion of the price risk of sugar costs, we have the ability to use sugar futures contracts traded on regulated futures exchanges. Sugar futures contracts would typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. We did not enter into any sugar futures contracts in 2010, 2009 and 2008.

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

Credit risk

        We have limited concentration of credit risk across trade and financial counterparties. We have put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any single financial institution.

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

C.    Research and development, patent and licenses

        Not applicable.

D.    Outlook and trend information

        We continue to experience difficult economic conditions in several key markets. The improvement in GDP growth in some of our markets has yet to translate to a noticeable increase in consumer confidence and consumption. We are also experiencing significant retailer consolidation in the modern trade channel.

        As a result of volatile economic conditions, low purchasing power and competitive pressures, we anticipate executing price increases at a rate slightly below inflation in 2011. At the same time, commodity costs are expected to increase, reflecting primarily higher world sugar and resin prices. We continue to focus on improving productivity and reducing operating costs. To this end, we expect to execute significant restructuring initiatives in 2011 that will result in a charge of €30-€35 million for such year. Cumulative net capital expenditure, which is defined as payments for purchases of property, plant and equipment, net of proceeds from the disposal of non-current assets and including principle repayments of finance lease obligations, is expected to be approximately €1.5 billion in the three-year period ending in 2013. In the three-year period ending in 2013, operating cash flow excluding capital expenditure is expected to be approximately €1.6 billion.

        Our Board of Directors has decided to propose to our shareholders, in the Annual General Meeting to be held on May 6, 2011, an increase of our share capital by approximately €550 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share will be increased from €0.50 to €2.00. At the same time, the share capital will be decreased by approximately €183 million, through a reduction of the nominal value of the shares by €0.50 per share. The nominal value of the shares will be decreased from €2.00 to €1.50 per share, and an equal amount of capital will be proposed to be returned to our shareholders in cash. The capital return will be financed through accumulated cash and is subject to shareholder and regulatory approval.

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

F.     Tabular disclosure of contractual obligations

        The following table reflects our contractual obligations as at December 31, 2010, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	181.3	181.3	—	—	—
Long-term borrowings, less finance lease obligations	1,866.2	305.0	—	1,262.8	298.4
Estimated interest payments	337.6	88.7	142.5	87.5	18.9
Operating lease obligations	230.7	62.6	82.9	58.4	26.8
Finance lease obligations	144.0	48.8	35.4	15.9	43.9
Capital commitments	66.3	66.1	0.2	—	—
Other long-term purchase commitments	203.8	82.5	21.5	19.1	80.7

Total	3,029.9	835.0	282.5	1,443.7	468.7

        Refer to note 15 to our consolidated financial statements included elsewhere in this annual report for further information regarding short-term borrowings, long-term debt and finance leases.

        Long-term debt bears fixed interest rate or has been swapped from fixed to variable interest rate through the use of interest rate and cross currency swaps. We calculated estimated interest payments on the basis of estimated interest rates and payment dates based on our determination of the most likely scenarios for each relevant debt instrument. We typically expect to settle such interest payments with cash flows from operating activities and/or short-term borrowings.

        Refer to note 32 to our consolidated financial statements included elsewhere in this annual report for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

        The above table does not reflect employee benefit obligations of €128.6 million consisting of current obligations of €22.4 million and non-current obligations of €106.2 million. Refer to note 17 to our consolidated financial statements included elsewhere in this annual report for further information.

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

Directors nominated by Kar-Tess Holding and The Coca-Cola Company Entities

        Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis were nominated by Kar-Tess Holding. Mr. John Hunter and Mr. Irial Finan were nominated by The Coca-Cola Company Entities. Kar-Tess Holding and The Coca-Cola Company Entities also agreed to designate the remaining non-executive members of our board of directors jointly and to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases.

        Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, OBE, MFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership. Boval S.A., the parent of Kar-Tess Holding, currently holds 43.9% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of our directors of and their private interests and other duties.

Directors

Name	Age	Title	Company / Nominated by	Initially Elected
George A. David, OBE, MFR	74	Chairman of the Board	The Kar-Tess Holding	January 2, 1981
Doros Constantinou	60	Chief Executive Officer	Coca-Cola Hellenic Bottling Company S.A.	August 22, 2003
Anastasios P. Leventis, CBE, OFR	69	Vice-Chairman of the Board	The Kar-Tess Holding	October 27, 2000
Kent Atkinson	65	Non-Executive Director	Independent	September 6, 2000
Antonio D'Amato	53	Non-Executive Director	Independent	January 1, 2002
Anastassis G. David	40	Non-Executive Director	The Kar-Tess Holding	July 27, 2006
Irial Finan	53	Non-Executive Director	The Coca-Cola Company	October 23, 1997(1)
John Hunter	73	Non-Executive Director	The Coca-Cola Company	December 8, 2010
Christos Ioannou	39	Non-Executive Director	Independent	March 19, 2010
Haralambos K. Leventis	68	Non-Executive Director	The Kar-Tess Holding	September 18, 2002
Sir Michael Llewellyn-Smith, KCVO, CMG	71	Non-Executive Director	Independent	September 6, 2000
Nigel Macdonald	65	Non-Executive Director	Independent	June 17, 2005

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

George A. David, OBE, MFR

        Mr. David, chairman of our board of directors, graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle Mr. A.G. Leventis in Nigeria. Today, he holds a position on the board of directors of Petros Petropoulos AVEE, Titan Cement Co. S.A. and AXA Insurance S.A. Mr. David is a trustee of the A.G. Leventis Foundation, a member of the boards of the Hellenic Institute of Defense and Foreign Policy, or ELIAMEP, and the Center for Asia Minor Studies. In 2009, Mr. David was appointed a member of the order of the British Empire for his services to UK/Greek relations in the field of education. He was also appointed member of the order of the Federal Republic of Nigeria, or MFR, for his special and outstanding service to the benefit and progress of the Nigerian nation. Mr. David is a member of our human resources committee and social responsibility committee.

Doros Constantinou

        Mr. Constantinou graduated from the University of Piraeus in 1974 and holds a degree in Business Administration. Mr. Constantinou began his career in auditing with PricewaterhouseCoopers S.A. where he worked for ten years. In 1985, he joined Hellenic Bottling Company S.A., where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in that position until August 2000. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc. In 2001, Mr. Constantinou became managing director of Frigoglass S.A., a leading manufacturer of commercial refrigerators and packaging products with operations in 16 countries. Mr. Constantinou was appointed chief executive officer of Coca-Cola Hellenic Bottling Company S.A. in August 2003. Mr. Constantinou will retire as the Group's Chief Executive Officer in the third quarter of 2011.

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

Kent Atkinson

        Mr. Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was regional executive director for Lloyds TSB's South East region until he joined the main board as group finance director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as non-executive director. Mr. Atkinson is a non-executive director and chairman of the group audit and compliance committee of Standard Life plc and a member of Standard Life's Investment Committee and Risk and Capital Committee. Mr. Atkinson is a non-executive director and a member of the audit committee and the strategy and mergers and acquisitions committee of Gemalto N.V. Mr. Atkinson is a non-executive director and chairman of the audit committee of UK Asset Resolution Ltd (which includes Northern Rock (Asset Management) plc and Bradford & Bingely plc) and a member of its risk committee. Mr. Atkinson is also a non-executive director and chairman of the audit committee of Ballarpur International Graphic Paper Holdings Ltd.

Antonio D'Amato

        Mr. D'Amato began his business career in 1979 with Cartoprint in Milan, part of the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and he became president of the Finseda Group in 1991. Since 1996, Mr. D'Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of the Union of Industrial and Employers' Confederations of Europe, or UNICE, and later that year became a member of the Italian National Council for Economy and Labor, or CNEL. In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Anastassis G. David

        Mr. David graduated from Tufts University in 1993 and began his career in the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers S.A., focusing on accounting and business finance. From 1998, Mr. David's principal activity is advisor to Kar-Tess Holding on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of IDEAL Group S.A. and Aegean Airlines S.A. Mr. David is also a member of the Advisory Board of the Fares Center at Tufts University, as well as a member of the International Board of Overseers of Tufts University. He is a member of the Board of Trustees of College Year in Athens and member of the Executive Committee of the Cyprus Union of Shipowners.

Irial Finan

        Mr. Finan is executive vice president of The Coca-Cola Company and president of bottling investments. He is responsible for managing a multi-billion dollar internal bottling business, which has operations in 5 continents (North America, South America, Europe, Africa and Asia), revenues of over $8 billion and more than 85,000 employees. Additionally, he is responsible for stewarding The Coca-Cola Company's equity investments. Mr. Finan has over 29 years experience in the Coca-Cola System. From 2001 to 2003, he served as chief executive officer of Coca-Cola Hellenic Bottling Company S.A., during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined The Coca-Cola Company in 2004 as president, bottling investments and supply chain and was named executive vice president of the The Coca-Cola Company in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster, Ltd., based in Belfast. He was finance director of Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan serves on the board of directors of Coca-Cola FEMSA S.A. and the supervisory board of Coca-Cola Erfrischungsgetranke AG. He also serves as a non-executive director of Co-operation Ireland and Galway University Foundation. He holds a Bachelor of Commerce degree from National University of Ireland in Galway and is an Associate (later fellow) of the Institute of Chartered Management Accountants.

John Hunter

        Mr. Hunter began his career with Coca-Cola in 1967. Mr. Hunter held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named President of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr. Hunter has served on the Board of Directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with Coca-Cola Hellenic in 2000. From 1998 to 2000 Mr. Hunter was Chairman of Seagram Spirits and Wine Group and from October 2008 through April 2010 he served as a member of the Board of Directors of Coca-Cola Enterprises. Mr. Hunter is a member of our human resources committee and social responsibility committee.

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

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Doros Constantinou	60	Chief Executive Officer
Dimitris Lois	49	Chief Operating Officer
Per Breimyr	49	Group Commercial Director
John Brady	53	Regional Director; Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland
Richard Smyth	52	Regional Director; Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland
Keith Sanders	49	Regional Director; Armenia, Belarus, Poland, Russian Federation and Ukraine
Alain Brouhard	48	Regional Director; Bulgaria, Moldova, Nigeria, Romania and Serbia (including the Republic of Kosovo) and Montenegro
Kleon Giavassoglou	58	Supply Chain Services Director
Jan Gustavsson	44	General Counsel, Director of Strategic Development and Company Secretary
Robert Murray	51	Chief Financial Officer
Bernard P. Kunerth	55	Human Resources Director

Doros Constantinou

        Mr. Constantinou is a member of both our board of directors and our senior management team. His biography is set forth above under "Directors".

Dimitris Lois

        Mr. Lois joined Coca-Cola Hellenic Bottling Company S.A. in June 2007 as executive advisor to the chief executive officer. In August 2007, he was appointed regional director responsible for our operations in Romania, Greece Nigeria, Bulgaria, Cyprus and Moldova. In August 2009, Mr. Lois was appointed chief operating officer. Prior to joining Coca-Cola Hellenic Bottling Company S.A., he served as managing director of Frigoglass S.A. He joined Frigoglass S.A. in 1997, as the general manager of the STIND S.A. glass plant in Bulgaria, later becoming country manager for Bulgaria. In 2000, he was appointed commercial refrigeration director, and in 2001, following Frigoglass S.A.'s acquisition of the Norcool Group and Husky, he was appointed director of the newly created "cool division". He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including the position of business development manager. Mr. Lois holds a Master of Science Degree in Chemical Engineering from Northeastern University and a Bachelor of Science Degree in Chemical Engineering from Illinois Institute of Technology. Mr. Lois has been appointed to succeed Doros Constantinou as the Group's Chief Executive Officer in the third quarter of 2011.

John Brady

        Mr. Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for The Coca-Cola Company and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became regional director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of Coca-Cola Hellenic Bottling Company S.A. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to Coca-Cola Hellenic Bottling Company S.A. as regional director and currently he is responsible for our operations in Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland. Mr. Brady holds a Bachelor of Science Degree from the University of North Carolina.

Richard Smyth

        Mr. Smyth joined our management team in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president—Southeast Asia responsible for the company's nutritional drinks business. As vice president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Mr. Smyth spent 13 years working with Nestlé where his roles included serving as general manager of a joint venture with Danone in Slovakia, working as chief operating officer of their Filipino Confectionery Division, and holding senior marketing roles in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty free business. As regional director, he is currently responsible for our operations in Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland. Mr. Smyth holds a PhD in Organic Chemistry from the University of Kent.

Keith Sanders

        Mr. Sanders has been working within the Coca-Cola system for 18 years. He began his career with The Coca-Cola Company in a regional marketing role within the Gulf Region. In 1993 he was appointed HR & training manager for the Gulf Region. In 1994 he assumed his first bottling general manager role in Bahrain, and then moved through a series of larger country general management roles until 2001 when he was appointed Director for Bottling Operations in the Eurasia & Middle East Division with responsibility for Saudi Arabia, Pakistan, UAE, Oman, Bahrain, and Qatar. Mr. Sanders joined Coca-Cola Hellenic Bottling Company as the country general manager for Russia in May, 2004. Hewas appointed regional director in July 2009 and is currently responsible for our operations in Armenia, Belarus, Poland, Russian Federation and Ukraine. Mr. Sanders holds a Masters Degree in Business Administration from TCU and an Engineering Degree from the University of Kansas.

Alain Brouhard

        Mr. Brouhard joined Coca-Cola Hellenic Bottling Company S.A. in June 2010 as regional director, responsible for Bulgaria, Moldova, Nigeria, Romania and Serbia (including the Republic of Kosovo) and Montenegro. He began his career in Procter & Gamble, where for sixteen years he held a variety of roles with responsibility including field unit manager, national key accounts manager, associate director—customer business development and finally global customer team leader—Global & Western Europe. Mr. Brouhard joined adidas in 2002, serving as vice president—commercial operations Europe. Under his management, adidas Europe captured market leadership. In 2005, he took on the role of managing director—Iberia, based in Spain, having responsibility for Spain and Portugal. Among his key achievements was the strengthening of relationships with key accounts which contributed to improved brand equity and increased market share in the region. Finally, since 2007 he held the position of managing director—Italy & Southeast Europe, covering 11 countries. Mr. Brouhard holds a Master's Degree in Business Administration from Ohio State University and a Diploma in Business Administration from Audencia Business School in France.

Per Breimyr

        Mr. Breimyr joined Coca-Cola Hellenic Bottling Company S.A. in February 2008 as group commercial director. He began his career as a semi-professional football player in Norway, after which he joined Mars Inc. in August 1987, where he held various sales positions before becoming national account director. In November 1992, he moved into a sales director position with Duracell and eventually joined PepsiCo Nordic as sales director in January 1994. In 1997, Mr. Breimyr moved to London with PepsiCo Europe and PepsiCo Beverages Intl. where he held various positions in European and global account management. In 2003, he joined InBev, taking on the position of vice president, global sales. During his tenure at InBev, he also held the position of global vice president of sales and distribution and in 2006 was appointed commercial vice president, responsible for the development and implementation of brand initiatives, distribution programs, sales and innovation strategies for Central and Eastern Europe and Cuba. Mr. Breimyr holds a diploma in shipping from the London School of Foreign Trade and a degree from the Marketing College, Arendal Handelsskole.

Kleon Giavassoglou

        Prior to joining the Coca-Cola bottling system, Dr. Giavassoglou worked as an assistant professor at the University of Patras and as a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. Dr. Giavassoglou commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of our operations in Northern Greece. In 1995, he was appointed technical operations manager of our Greek operations and in 1998 technical director of Hellenic Bottling Company S.A. In 2000, Dr. Giavassoglou became regional technical and engineering director of Coca-Cola Hellenic Bottling Company S.A. and became supply chain services director in February 2004. Dr. Giavassoglou holds a PhD in Electrical Engineering as well as a Masters in Civil Engineering from the University of Patras.

Jan Gustavsson

        Mr. Gustavsson began his career with the Coca-Cola bottling system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of The Coca-Cola Company. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of Coca-Cola Hellenic Bottling Company S.A. in August 2001. In May 2009, he also assumed the responsibilities of director of strategic development. Mr. Gustavsson holds an LL.B. from University of Uppsala in Sweden and an LL.M. from Harvard Law School.

Robert Murray

        Mr. Murray joined the Coca-Cola bottling system in 1987 and has subsequently held several key senior positions. He was chief financial officer for the BevServ Division and director of purchasing at The Coca-Cola Bottling Company of New York. In 1997, he joined Coca-Cola Amatil in Vienna as business planning manager and then vending manager for Europe. Having acquired significant cross-functional experience, Mr. Murray joined Coca-Cola Hellenic Bottling Company S.A. in 2001 and was appointed general manager in Hungary. Under his leadership, the operation achieved significant top-line growth and a successful turnaround in profitability. In 2006, he was appointed general manager in Switzerland, where he oversaw the implementation of an enhanced route-to-market strategy, which drove volume and profitability growth. In January 2009, Mr. Murray was appointed to the position of chief financial officer. Mr. Murray holds a diploma of Business Administration and Accounting from George Washington University.

Bernard P. Kunerth

        Prior to joining the Coca-Cola bottling system, Mr. Kunerth held various human resource management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996 he was the regional human resources director for Western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola bottling system in 1996 as regional human resources director for The Coca-Cola Company in London. In 1997, he transferred to the position of vice-president of human resources for Europe with Coca-Cola Enterprises Inc. and in July 2001 was appointed vice-president for human resources for all of Coca-Cola Enterprises Inc., responsible for compensation, benefits, performance management and talent management. He became human resources director of Coca-Cola Hellenic Bottling Company S.A. in 2004. Mr. Kunerth holds a Masters degree in Psychology from the University of Bordeaux.

        Mr. Constantinou, Mr. Lois, Dr. Giavassoglou and Mr. Brouhard are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

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

        The total remuneration paid to or accrued for our directors and senior management, including stock option grants, during 2010 amounted to €14.1 million. Pension and post-employment benefits for directors and for our senior management during 2010 amounted to €0.9 million. Members of our senior management either participate in their home country pension scheme or in the Coca-Cola Hellenic International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. In 2010, the individual incentive was based on annual business performance against targets in volume, adjusted EBITDA, economic profit and receivable and inventory days, as well as individual accomplishments against annual objectives. Individual objectives are designed to be demanding but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance where objectives are exceeded may result in awards in excess of the individual target awards. In December 2010, the structure of the management incentive plan was revised. Following this revision, starting 2011 the economic profit indicator has been replaced by the ROIC in order to better complement the upcoming long term incentive plan changes and reduce exposure to external environment volatility.

Long-term incentive plan

        All middle and senior management, excluding our senior management team presented above, participate in the Coca-Cola Hellenic Long-Term Incentive Plan. We adopted this cash-based plan in 2003 as a replacement of stock options for middle-ranking employees. Incentive payouts for the 2008-2010 plan were based on business performance against three-year objectives, which are set every year. We use three years aggregated economic profit as a performance criterion in the plan. The target payout from the plan is determined for each individual based on the level of responsibility, performance and potential. Exceptional business performance may result in awards in excess of the individual target payout. In December 2010 the plan was revised and significant changes were made in relation to its purpose, design and key business indicators. The newly designed plan is more focused in connecting employees to business priorities, motivating and rewarding competitively in order to achieve business targets for today and for tomorrow. The past plans under way (2009-2011 and 2010-2012) will be in transition while the new plan will be enforced starting in 2011. The performance of the plan will be measured against three years achievement of: market share; net sales revenue per unit case; and ROIC. The target payout for the plan will be determined for each individual based on performance, potential and level of responsibility and the plan payout will be every three years at plan end.

Stock option plan

        Senior managers of our company are eligible to participate in the Coca-Cola Hellenic Stock Option Plan. Options are viewed as an integral part of the total remuneration package for senior managers. Options are granted at an exercise price equal to the price of our shares at close of trading on the Athens Exchange on the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant. Stock options may be satisfied through the issuance of new shares or through existing treasury stock, at the option of our board of directors.

        The numbers of options awarded are approved by the board of directors upon the recommendation of the human resources committee after reviewing the advice of management and are based on a view of competitive market conditions for employee remuneration and employee performance and potential. The stock option award for the chief executive officer is approved by the board of directors based on the recommendation of the human resources committee.

        We view stock options as a long-term component of the total remuneration package of our senior managers, whose roles have an impact on the results of the business as a whole. We will continue to evaluate the issuance of stock options to these employees, taking into account, among other factors, our business prospects and financial condition, as well as individual employee performance and potential and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by our shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all our stock option plans may not exceed 10% of our outstanding share capital.

        The following table summarizes information about stock option plans outstanding as at December 31, 2010.

	Exercise price after the capital return (€)	Vesting status 2010	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 6	8.19	fully vested	—	—	—	12.12.2011	61,313
2003-2004 Stock Option Plan/2003 Grant	9.67	fully vested	—	—	—	14.12.2013	27,000
2003-2004 Stock Option Plan/2004 Grant	10.92	fully vested	—	—	—	2.12.2014	99,577
2005-2009 Plan/2005 Grant	14.03	fully vested	—	—	—	1.12.2015	642,636
2005-2009 Plan/2006A Grant	15.07	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan/2006B Grant	13.85	fully vested	—	—	—	22.6.2016	15,000
2005-2009 Plan/2006 Grant	17.21	fully vested	—	—	—	12.12.2016	1,140,651
2005-2009 Plan/2007 Grant	27.25	fully vested	—	—	—	12.12.2017	1,374,283
2005-2009 Plan/2008A Grant	23.04	two thirds	20.06.2011	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.86	two thirds	11.12.2011	—	—	10.12.2018	1,526,668
2009-2011 Plan/2009 Grant	16.54	one third	10.12.2011	10.12.2012	—	9.12.2019	1,782,633
2009-2011 Plan/2010A Grant	20.00	none	18.03.2011	18.03.2012	18.03.2013	17.03.2020	30,000
2009-2011 Plan/2010 Grant	20.15	none	09.12.2011	09.12.2012	09.12.2013	08.12.2020	1,980,100

Total							8,759,862

        A summary of the stock option activity under all plans is as follows:

	Number of stock options 2010	Weighted average exercise price 2010 (€)	Number of stock options 2009	Weighted average exercise price 2009 (€)
Outstanding at January 1	7,415,442	16.33	6,168,726	16.08
Granted	2,010,100	20.15	1,793,300	16.54
Exercised	(597,365)	9.59	(140,245)	11.36
Expired	(1,453)	8.29	(26,472)	9.87
Forfeited	(66,862)	18.08	(379,867)	17.66

Outstanding at December 31	8,759,862	17.65	7,415,442	16.33

Exercisable at December 31	5,001,036	17.77	4,007,973	16.76

        Compensation expense recorded for the year ended December 31, 2010, 2009 and 2008 for all stock options was €6.7 million, €6.4 million and €9.3 million, respectively. The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2010, 2009 and 2008 was 7.8 years, 7.9 years and 8.2 years, respectively.

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

        At the annual general meeting in June 2009, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the board of directors, for the period 2009-2011, During 2009, the board of directors approved the grant of 1,793,300 stock options at an exercise price of €16.54 representing approximately 0.5% of our outstanding share capital as of December 31, 2009. Our senior management team received an aggregate of 1,164,000 stock options under this grant for their recent performance. During 2010, the Board approved the grant of 2,010,100 stock options at an average exercise price of €20.15 representing approximately 0.5% of our outstanding share capital as of December 31, 2010. Our senior management received an aggregate of 1,248,000 stock options under this grant for their performance.

        Our option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave our company for another company of the Coca-Cola system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the plan rules. In the event the employment of an option holder is terminated due to death, injury or disability, all his outstanding options vest and are exercisable no later than the same day of the twelfth (12th) month following the date of the option holder's death or cessation of employment. If the employment terminates for any other reason or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth (6th) month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, if their employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

        You should read note 26 to our consolidated financial statements for additional information on our stock option compensation plans.

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

        The following table summarizes information on stock appreciation rights outstanding on December 31, 2010.

	Exercise price (€)	Vesting status 2010	End of option period	Number of SARs outstanding
2001—Sub Plan 6	8.19	fully vested	12.12.2011	13,950

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2010	Weighted average exercise price 2010 (€)	Number of SARs 2009	Weighted average exercise price 2009 (€)
Outstanding at January 1	77,250	11.10	152,266	9.73
Exercised	(63,300)	9. 91	(69,698)	9.87
Expired	—	—	(5,318)	9.87

Outstanding at December 31	13,950	8.19	77,250	9.60

Exercisable at December 31	13,950	8.19	77,250	9.60

        In 2010, we recorded in the income statement a credit of €0.5 million relating to SARs, compared to a debit of €0.5 million and a credit of €2.3 million recorded in 2009 and 2008, respectively. The aggregate intrinsic value for the vested SARs at December 31, 2010 was €0.2 million, compared to €0.5 million and nil at December 31, 2009 and 2008, respectively.

        The weighted average remaining contractual life of share options outstanding under the stock appreciation rights schemes at December 31, 2010, 2009 and 2008 was 0.9 years, 2.5 years and 2.2 years, respectively.

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

        During 2010, 272,279 shares were purchased by us, compared to 334,859 in 2009 and 302,654 in 2008, as matching shares to employee investments. The charge to the income statement in 2010 totaled €5.2 million, compared to €4.8 million in 2009 and €4.8 million in 2008. Of this amount, €1.1 million represented employer contributions made for Greek resident employees, compared to €1.0 million for 2009 and €1.2 million for 2008. The cost of unvested matching shares held by the trust at the end of 2010, before they vest to employees, was €4.1 million compared to €3.8 million and €3.6 million at the end of 2009 and 2008, respectively. The total number of shares held by the trust at December 31, 2010, 2009 and 2008 was 2,428,353, 2,327,925 and 1,588,959, respectively. The total contribution made by employees to the trust during 2010 was €6.0 million, compared to €5.5 million and €5.6 million during 2009 and 2008, respectively.

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

        The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at December 31, 2010, 2009 and 2008 were €91.9 million, €95.3 million and €95.9 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at December 31, 2010, 2009 and 2008 were €2.7 million, €2.3 million and €2.9 million, respectively.

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        The total amounts set aside or accrued for jubilee plans for employees as at December 31, 2010, 2009 and 2008 were €7.7 million, €7.0 million and €6.7 million, respectively.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at nine of our subsidiaries. Our contributions to these plans were €9.0 million in 2010, €10.6 million in 2009 and €10.0 million in 2008.

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

        In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with The Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with The Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by The Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our profit after tax (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Directors' service agreements

        Mr. Constantinou, our chief executive officer, has an employment agreement with us. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

        The human resources committee consists of the following three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. John Hunter and Mr. George A. David. The chairman of the human resources committee is appointed by the board of directors. The chief executive officer and the human resources director typically attend meetings of the human resources committee, except when the discussions concern matters affecting them personally. The human resources committee meets at least four times a year. The human resources committee operates in accordance with a written charter and is responsible for:

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

Audit committee

        The audit committee consists of three non-executive directors who our board of directors believes are independent: Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Christos Ioannou. Mr. Ioannou was appointed to the audit committee effective March 19, 2010. The chairman of the audit committee is appointed by the board of directors. Our chief financial officer, as well as our general counsel, external auditors and the director of our internal audit normally attend all meetings of the audit committee. The director of internal audit, as well as the external auditors, regularly meets with the audit committee without the presence of our management, to discuss the adequacy of internal control over financial reporting and any other matters deemed relevant for the attention of the committee. The audit committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The audit committee meets at least four times a year. The audit committee operates under a written charter and is responsible for:

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

Social responsibility committee

        The social responsibility committee is comprised of three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. John Hunter and Mr. George A. David. The chief executive officer and the director of public affairs typically attend meetings of the social responsibility committee. The committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of our social and environmental goals. The social responsibility committee operates in accordance with a written charter and is responsible for:

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

The identification and management of risk

        We have adopted a strategic Enterprise Wide Risk Management, or EWRM, approach to risk management, providing a comprehensive risk management framework across the company. The primary aim of this framework is to minimize the organization's exposure to unforeseen events and to provide certainty to the management of identified risks in order to create a stable environment within which we can deliver our operational and strategic objectives. There are two principal EWRM objectives:

  •
  the compilation and maintenance of an up-to-date risk register detailing the risks to the achievement of our operational and strategic objectives; and

  •
  consistent and replicable risk identification, management and escalation of identified risks across the company.

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

        Third party insurance is secured to cover any residual insurable risk exposure such as property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

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

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding and two are designated by The Coca-Cola Company. We have also appointed four directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato and Mr. Nigel Macdonald. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. John Hunter and Mr. George A. David. Our human resources committee does not have sole authority to determine our chief executive officer's compensation. Such authority rest with the board of directors.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2010, 2009 and 2008.

	Average number of employees in
	2010	2009	2008
By Activity
Production and Warehousing	14,928	16,450	17,101
Sales and Marketing	19,010	18,914	19,001
Administration	4,142	4,573	5,748
Distribution	4,425	4,293	5,791

Total	42,505	44,231	47,641

By Segment
Established Countries	9,579	9,771	9,760
Developing Countries	7,533	7,921	8,128
Emerging Countries	25,393	26,539	29,753

Total	42,505	44,231	47,641

        In order to meet the increased demand for our products in the summer months, we supplement our workforce with temporary employees during peak season. On average, in 2010, we employed approximately 2,259 temporary full-time equivalent employees, around 5% of our total workforce.

        Approximately 27% of our employees were members of the 49 independent trade unions operating in our business as of December 31, 2010. Trade union participation varies within our unionized countries, for example, in Nigeria, nearly 99% of our nearly 4,700 employees are union members, whereas in Romania 18% of our nearly 2,000 employees are union members. Part of our workforce in Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro is also unionized. Furthermore, over 50% of our employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace. In countries where unions do not exist, we typically recommend the establishment of employee bodies for the purposes of information and consultation.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, we comply with local legislation in relation to information and consult with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2010, there were 2,429 redundancies due to operational changes. We aim to develop a working environment where employees are valued, respected and able to develop the skills necessary to address our challenging business needs. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good.

        Aside from some sporadic labor actions of short duration in Italy and Greece, restructuring in 2010 took place without incident and there was no disruption to supply as a result. We worked hard to ensure our affected employees were treated fairly, with dignity and respect, in accordance with our values. We provided severance packages that met and frequently exceeded statutory requirements. As with any major organizational change, we developed plans in consultation with unions and works councils where relevant. We also liaised with the Select Committee of our European Works Council, or EWC, and engaged in regular dialogue with local works councils and town hall meetings attended by all employees.

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

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series, or OHSAS, 18001 across all territories. The health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18001 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations. By the end of 2010, 65 of our 77 plants had achieved certification to OHSAS 18001. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. In 2011 an additional 7 manufacturing plants are scheduled to achieve certification, in line with our plans to certify all of our plants over the next few years.

        During 2010, 66 health and safety systems audits and 23 compliance audits on behalf of The Coca-Cola Company were conducted by independent agencies in 76 of our 77 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards going-forward.

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

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

        Prior to the acquisition of Coca-Cola Beverages plc, the Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) had a combined 68.6% interest in us, while The Coca-Cola Company held, directly and indirectly, a 50.5% interest in the outstanding share capital of Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of The Coca-Cola Company for Saudi Arabia, held a 10.8% interest. The Coca-Cola Company and The Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for our ordinary shares at the time of the acquisition.

        Our principal shareholders are Kar-Tess Holding (a Luxembourg company) holding approximately 23.3% of our outstanding ordinary shares, and The Coca-Cola Company, which indirectly holds approximately 23.2% of our outstanding ordinary shares. Four members of our board of directors, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, were nominated by Kar-Tess Holding and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership.

        The Coca-Cola Company holds its shares in us through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Messrs. Hunter and Finan were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities, Kar-Tess Holding and The Coca-Cola Company may be deemed to constitute a "group" pursuant to the rules of the SEC, and each may be deemed to have a beneficial ownership interest in our shares held by the other. However, each of Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, Kar-Tess Holding, The Coca-Cola Company Entities and CCHBC Grouping Inc. for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in us by Kar-Tess Holding and The Coca-Cola Company as at March 15, 2011.

(1)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at March 15, 2011.

Name	Percentage of ordinary shares	Number of ordinary shares
The Kar-Tess Group(1)
Kar-Tess Holding(1)	23.3	85,355,019
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(2)	12.3	45,002,970
Atlantic Industries(2)	7.8	28,774,369
Refreshment Product Services, Inc.	3.0	10,833,612
Other shareholders related to The Coca-Cola Company(2)	0.1	501,127

	23.2	85,112,078
Credit Suisse Group AG
Credit Suisse International	4.9	17,968,300
Other shareholders related to Credit Suisse Group AG	0.3	1,000,995

	5.2	18,969,295

(1)
On September 23, 2008, Kar-Tess Holding informed us that on September 19, 2008 it acquired 22,303,875 of our share capital from its parent, Boval S.A., in an intra-group transaction. On December 6, 2010 Kar-Tess Holding transferred 22,453,254 of our shares and voting rights by transferring 9 of its wholly owned subsidiaries to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of our outstanding shares and voting rights.

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

Key bottler of The Coca-Cola Company

        We are the largest independent bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and the second largest in terms of volume, and we believe that we have strategic importance within the Coca-Cola bottling system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2010, the products of The Coca-Cola Company accounted for approximately 96% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and we believe that The Coca-Cola Company shares this view.

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

        On July 30, 1999, The Coca-Cola Company announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly owned subsidiary of The Coca-Cola Company, has granted to us the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard EU bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Serbia, Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of The Coca-Cola Company, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

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

        Pricing.    The provision of the EU bottlers' agreements relating to pricing of the products of The Coca-Cola Company are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

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

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2010 amounted to €1,294.9 million as compared to and €1,246.0 in 2009 and €1,297.2 million in 2008. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €78.0 million in 2010, as compared to €37.6 million in 2009 and € 93.7 million in 2008. In 2010, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €89.4 million compared to €70.4 million in 2009 and €102.0 million in 2008. In addition to concentrate, we purchase from Beverage Partners Worldwide finished goods. The cost of these purchases amounted to nil in 2010, as compared to nil in 2009 and €2.0 million in 2008.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €60.8 million, € 56.9 million and €45.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2010, such contributions totaled €48.8 million as compared to €39.9 million in 2009 and € 37.6 million in 2008. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling and delivery expenses or cost of goods sold. In 2010, these contributions amounted to €15.8 million compared to €22.5 million in 2009 and €15.2 million in 2008. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

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

Amounts payable to and receivable from The Coca-Cola Company and Beverage Partners Worldwide

        At December 31, 2010, The Coca-Cola Company owed us €53.8 million, as compared to €64.2 million and €106.8 million as at December 31, 2009 and 2008, respectively of which €3.0 million, €6.7 million, €4.5 million as at December 31, 2010, 2009 and 2008 related to loans to joint ventures with The Coca-Cola Company. We owed The Coca-Cola Company a total of €166.0 million as at December 31, 2010, compared to €125.1 million and €160.0 million as at December 31, 2009 and 2008, respectively. As of December 31, 2010, we owed €4.4 million to Beverage Partners Worldwide and we were not owed any amounts from Beverage Partners Worldwide. This compared with €1.7 million and € 4.1 million owed to Beverage Partners Worldwide and €0.3 million and €0.6 million owed by Beverage Partners Worldwide to us, as at December 31, 2009 and 2008, respectively.

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

        Other income primarily comprises rent, facility and other items of €14.3 million in 2010 compared to €4.4 million in 2009 and €2.9 million in 2008 and a toll-filling relationship in Poland of €17.6 million in 2010 compared to €15.0 million in 2009 and €18.2 million in 2008. There were no other expenses in 2010 related to facility costs charged by the The Coca-Cola Company and shared costs compared to €1.5 million in 2009 and €2.5 million in 2008 included in operating expenses.

        During 2010, we sold €19.0 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €20.5 million for 2009 and €11.7 million for 2008.

        During 2010, we purchased €4.4 million in franchise rights, as compared to nil in 2009. For 2010, we received €4.9 million as compared to nil in 2009, from the sale of available-for-sale assets to The Coca-Cola Company.

        In March 2008, we formed a three-party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, selling and distributing of premium ready-to-drink coffee under the illy brand across our territories. During 2010, we received reimbursement for direct marketing expenses incurred of €0.8 million, compared to €0.5 million in 2009 and €0.8 million in 2008 and recorded other income of €0.3 million, compared to €0.4 million in 2009 and nil in 2008. As at December 31, 2010, the receivables from Ilko Hellenic Partners GmbH were €1.4 million, compared to €1.3 million and €2.6 million at December 31, 2009 and 2008, respectively.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2010, we sold €1.3 million of finished goods and purchased €0.5 million of finished goods from other Coca-Cola bottlers, compared to nil in 2009 and 2008, incurred €0.1 million of expenses compared to €0.1 million and nil in 2009 and 2008, respectively, and did not record any income in 2010 and 2009, compared to €0.1 million in 2008, with respect to other Coca-Cola bottlers where The Coca-Cola Company has significant influence. At December 31, 2010 we had receivables of €0.1 million from such bottlers, compared to nil in 2009 and 2008.

Our relationship with The Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, glass bottles and crowns. Boval S.A., the parent of Kar-Tess Holding, currently owns 43.9% of Frigoglass S.A.

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

        In 2010, we made purchases from Frigoglass S.A. totaling €101.0 million compared to €58.8 million in 2009 and €117.5 million in 2008. The purchases from Frigoglass S.A. in 2010 were comprised of €84.6 million for coolers, other cold drink equipment and spare parts and €16.4 million for raw and packaging materials and other purchases. This compares to €21.3 million for the purchase of coolers, other cold drink equipment and spare parts and €37.5 million for purchases of raw and packaging materials in 2009 and €82.6 million and €34.9 million, respectively, in 2008. The increase in total purchases between 2009 and 2010 and the reduction in total purchases between 2008 and 2009 primarily reflects the fact that capital expenditure for cold drink equipment was significantly reduced in 2009.

        As at December 31, 2010, we owed €13.9 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to us €1.2 million. This compared with €3.6 million and € 12.2 million owed to Frigoglass S.A. and €4.7 million and € 1.8 million owed by Frigoglass S.A. to us as at December 31, 2009 and 2008, respectively. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 16% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2010, we purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totaling €10.8 million, this compares to €10.0 million for 2009 and €11.1 million for 2008. We had no purchases of fixed assets in 2010 from Leventis Overseas and AG Leventis (Nigeria) plc, compared to €0.4 million and €2.6 million in 2009 and 2008, respectively. In 2010, we sold €0.1 million finished goods and raw materials to Leventis Overseas and AG Leventis (Nigeria) plc, compared to sales of nil and €0.2 million of finished goods and raw materials in 2009 and 2008, respectively, and we incurred rental expenses of €0.6 million, compared to rental expenses of €2.9 million and €0.4 million for 2009 and 2008, respectively. In addition during 2010, we incurred other expenses of €0.4 million, compared to nil in 2009 and 2008 and recorded other income of €1,0 million in 2010 compared to nil in 2009 and 2008. At December 31, 2010, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €1.3 million, compared to €2.2 million and €1.1 million, as at December 31, 2009 and 2008, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to us €0.8 million, compared to € 0.2 million and nil, as at December 31, 2009 and 2008, respectively.

Plias S.A.

        Plias S.A. is related to us by way of some common shareholdings. During 2010 and 2009 we did not purchase any finished goods and other materials, compared to €0.2 million in 2008, and did not record any income from Plias S.A., compared to €0.2 million in 2008. At December 31, 2010 and 2009, we were owed nil from Plias S.A. and its subsidiaries, compared to €0.6 million as at December 31, 2008, and at December 31, 2010 we owed nil to Plias S.A. and its subsidiaries, compared to €0.2 million and nil at December 31, 2009 and 2008, respectively.

Other related parties

        During 2010, we purchased €1.4 million of raw materials and finished goods, compared to €2.1 million in 2009 and €3.0 million in 2008, and € 0.3 million of fixed assets from other related parties, compared to € 0.2 million in 2009 and €0.6 million in 2008. Further, we incurred expenses of €2.1 million, compared to €1.0 million and €2.6 million, respectively, in 2009 and 2008 and we recorded income of €0.2 million, compared to €0.2 million and €0.1 million, respectively, in 2009 and nil in 2008. At December 31, 2010, we owed €0.1 million to other related parties compared to €0.4 million and €0.4 million, respectively in 2009 and 2008, and we were owed €0.8 million by other related parties, compared to nil and €0.1 million, respectively at December 31, 2009 and at December 31, 2008.

The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities

General

        On November 3, 1999, The Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. On December 29, 2008, Kar-Tess Holding and The Coca-Cola Company agreed to extend their existing shareholders' agreement until 31 December 2018. The following summarizes certain provisions of the shareholders' agreement.

Restriction on transfer

        The shareholders' agreement restricts the sale of our ordinary shares owned by Kar-Tess Holding and The Coca-Cola Company Entities with a view toward maintaining the combined shareholdings of Kar-Tess Holding and The Coca-Cola Company Entities until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). However, Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of our ordinary shares below these minimum thresholds provided that they continue to jointly control us.

Composition of our board of directors

        The amended shareholders' agreement provides that the composition of our board of directors be twelve directors comprising:

  •
  two directors designated by The Coca-Cola Company Entities;

  •
  four directors designated by Kar-Tess Holding; and

  •
  the remaining directors jointly designated by The Kar-Tess Group and The Coca-Cola Company Entities.

        Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to cast the votes attaching to their ordinary shares so that each other's nominees are elected to our board of directors and, in the event that there are more or less than twelve directors on our board, so that Kar-Tess Holding and The Coca-Cola Company Entities maintain their respective proportional representation on our board of directors. Either shareholder may request by written notice to the other shareholder that a director nominated by such shareholder be removed and the other shareholder has agreed to procure that any necessary action is taken in accordance with our articles of association and Greek law to remove or replace such director and to fill the board vacancy with a new director nominated by the shareholder requesting the removal and replacement.

Decisions of our board of directors

        Kar-Tess Holding and The Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of our shareholders to replace our board of directors in the event a resolution is passed by our board of directors in circumstances where a representative director of either Kar-Tess Holding or The Coca-Cola Company Entities has voted against such resolution to:

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

Shareholder approvals

        Kar-Tess Holding and The Coca-Cola Company Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

  •
  a modification of our articles of association;

  •
  any increase or decrease of our share capital;

  •
  the merger or consolidation of our company with or into another company;

  •
  the liquidation or dissolution of our company; or

  •
  the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of our assets.

        The Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, providing that, after the termination of the shareholders' agreement, for so long as any of The Kar-Tess Group or The Coca-Cola Company Entities is a shareholder in our company, each of The Kar-Tess Group and The Coca-Cola Company Entities will vote their ordinary shares against any proposal to liquidate or dissolve our company unless they have separately agreed to the contrary.

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

The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities

General

        On August 29, 2000, in connection with the listing of our ordinary shares on the London Stock Exchange, we, The Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

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

Other obligations of The Kar-Tess Group and The Coca-Cola Company Entities

        The Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to our ordinary shares or can control the appointment of a majority of our board of directors, any transactions or other arrangements between any of them and us will be conducted at arm's length. However, such agreement does not limit or restrict the rights of any member of The Coca-Cola Company's group as set forth in The Coca-Cola Company's bottlers' agreements with us.

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

        On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognized in our 2007 income statement. We have appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. We believe that we have substantial legal grounds for our appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of our competitors have also appealed the decision of the Court of Appeals. The hearing of the cases on May 5, 2010 was postponed and they are still pending before the Supreme Administrative Court of Greece.

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

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

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

	euro per ordinary share
	High	Low
Calendar Year
2006	20.00	14.87
2007	29.60	18.60
2008	32.20	8.00
2009	18.84	8.80
2010	20.98	15.70
2011 (through March 15, 2011)	22.10	19.23
Calendar Quarter
2009
First Quarter	12.16	8.80
Second Quarter	15.45	10.74
Third Quarter	18.19	14.58
Fourth Quarter	18.84	13.80
2010
First Quarter	20.98	15.70
Second Quarter	20.84	16.75
Third Quarter	20.00	17.30
Fourth Quarter	20.69	17.99
2011
First Quarter (through March 15, 2011)	22.10	19.23
Month
December 2010	20.69	19.00
January 2011	22.06	19.25
February 2011	22.10	19.30
March 2011 (through March 15, 2011)	20.38	19.23

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

        Our market capitalization as at March 15, 2011, was approximately €7.0 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 20, 2007.

	dollars per ADS
	High	Low
Calendar Year
2006	26.65	18.89
2007	43.89	24.87
2008	48.93	11.00
2009	28.10	10.93
2010	28.26	19.80
2011 (through March 15, 2011)	30.47	25.30
Calendar Quarter
2009
First Quarter	16.10	10.93
Second Quarter	21.77	14.20
Third Quarter	26.36	20.07
Fourth Quarter	28.10	21.65
2010
First Quarter	27.47	21.94
Second Quarter	24.68	23.13
Third Quarter	26.37	24.70
Fourth Quarter	28.26	26.37
2011
First Quarter (through March 15, 2011)	30.47	25.30
Month
December 2010	27.11	25.11
January 2011	29.85	25.30
February 2011	30.47	26.60
March 2011 (through March 15, 2011)	28.50	27.27

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

        As at January 31, 2011, and based exclusively on external research performed by Thomson Reuters, there were 69 holders of our ordinary shares in the United States holding an aggregate of 34,350,185 ordinary shares, or approximately 9.4% of our current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.2%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in January 2011, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        Following authorization by Law 3152/2003, the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation, or the Regulation, which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Following authorization by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Finally, the Regulation was once more substantially amended and restated by Law 3606/2007. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of eight (8) main categories:

  •
  Large Cap Category;

  •
  Small and Medium Cap Category;

  •
  Under Surveillance Category;

  •
  Limited Free Float and Special Stock Exchange Characteristics Category;

  •
  Limited Free Float and Special Stock Exchange Characteristics of Weekly Hourly Trading Category;

  •
  Under Suspension Category;

  •
  Fixed Income Securities Category; and

  •
  Category of Exchange Traded Funds, or ETFs.

        When shares are listed for the first time on the Securities Market of the Athens Exchange they will fall within one of the first two categories.

        As at January 31, 2011, 47 companies had shares classified in the Large Cap category of the Athens Exchange, 129 companies had shares classified in the Small and Mid Cap category, 50 companies had shares classified in the Limited Free Float and Special Stock Exchange Characteristics Category, 29 companies had shares classified in the Under Surveillance Category and 21 had been classified in the Under Suspension Category.

        The Large Cap Category consists of those companies that have a market capitalization of more than €100.0 million and free float more than 20%. Also in this category the companies that participate need to meet the following criteria of financial performance: shareholders equity of no less than €15.0 million, three year pre-tax profits of no less than €6.0 million and pre-tax profits for the last two financial years or three-year EBITDA of no less than €8.0 million and a positive EBITDA for the last two financial years. In addition to the above, a company being admitted to trading in the Large Cap Category for the first time should have a minimum capitalization of €150.0 million. The companies that have either a small free float (less than 15%) of the total of its common shares or price below €0.30 per share for 3 consecutive days or a free float of less than 10% of the total of its common shares due to specific events announced by the company (public offer or other equity participations) are classified in the Limited Free Float and Special Stock Exchange Characteristics category. Companies that are in financial distress are classified in the Under Surveillance Category, whereas if the company does not improve its float to at least 10% in no more than 6 months (that can be extended to another 6 months if the company requests an extension) then the company is classified in the Limited Free Float and Special Stock Exchange Characteristics of Weekly Hourly Trading category. If a company's annual sales income drops below €2.0 million it is also classified in the Limited Free Float and Special Stock Exchange Characteristics of Weekly Hourly Trading category. Lastly, companies that have been identified as being in continued financial distress can be classified in the Under Suspension Category under which there is no trading of the stock. In all other cases the companies are classified under the Small and Mid Cap category.

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

        Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System, or OASIS, an electronic trading system, on behalf of their customers or on their own behalf. As at January 31, 2011, the Athens Exchange had 72 members (including the remote members), the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies and banks. The investment services companies need to have a minimum share capital of €0.5 million if only engaging in receiving and transmitting buy and sell orders without holding client's funds or other financial instruments, €1.5 million if providing a variety of investment services and €5.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating license from the Hellenic Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the EU or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 42 leading listed Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of March 15, 2011, our market capitalization represented approximately 15.3% of the ATHEX Main Market Composite Index and approximately 11.5% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2006	4,395.4	3,379.3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008	5,207.4	1,626.6	1,786.5
2009	2,896.9	1,469.4	2,196.2
2010	2,327.6	1,403.9	1,413.9
2011 (through March 15, 2011)	1,715.1	1,354.6	1,590.4

Trading on the Athens Exchange

        Athens Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 5.00 p.m., Athens time, for the Large Cap category. For the Mid and Small Cap categories the trading starts at 10.30 a.m. and concludes at 5.05 p.m. On both cases there is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10.15 a.m. until 10.30 a.m. for the Large Cap and the Mid and Small Cap categories. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. For the Large Cap category the after hours trading session is between 5.00 p.m. to 5.20 pm. Between 5.00 p.m. to 5.20 p.m. trades are executed at any price. The closing price is determined either by the closing auction or from the weighted average price of the last 30% of the trades of the session. For the Mid and Small Cap category there is also "an after hours" trading session from 5.05 p.m. to 5.20 p.m. for orders placed with instructions to execute "at Closing".

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

        Simple block trades of equity securities are conducted under the following rules (temporary threshold limit). The Athens Exchange authorities maintain the right to change the minimum value of a block trade. Block trades are executed by competent personnel of the Athens Exchange that check the abovementioned requirements and authorize the block trade. Normally the minimum value for a block trade is as follows:

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

        Under Greek legislation, members of the board of directors, managers, auditors, supervising authorities of listed companies, shareholders, other professionals with access to confidential information and individuals who represent any of the foregoing are prohibited from acquiring or disposing, directly or indirectly, securities due to, or through the use of, for their account or on behalf of third parties, such confidential information. Insider trading prohibitions are extended to any third party that has acquired confidential information that could not have been provided only by one of the foregoing persons.

        Confidential information is that which has not been made public, is specific and concerns one or more issuers of securities or one or more securities, and which, if announced to the public, could have a material effect on the price of such securities, or on the price of the derivatives related to such securities and generally information that a prudent investor would substantially evaluate, amongst other factors, while making an investment.

        All persons with access to confidential information may only disclose it to third parties if acting within their ordinary course of business. Under no circumstances can such persons disclose confidential information to third parties for the purpose of such third parties acquiring or disposing securities which are traded on the Athens Exchange.

        Civil and criminal charges can be imposed for insider trading violations. The competent authority for monitoring insider dealing infringements is the Hellenic Capital Markets Commission or the Bank of Greece when the infringement is conducted by a bank. However, because we are a foreign private issuer our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

Settlement, clearance and the Central Securities Depositary

        Settlement of both registered and bearer shares listed on the Athens Exchange is affected through the department of Central Securities Depositary of the Hellenic Exchanges S.A. The Central Securities Depositary was originally founded in February 1991 as a société anonyme. On November 2006 the merger by absorption of the Central Securities Depositary by its parent company Hellenic Exchanges S.A. was completed. The department of the Central Securities Depositary of Hellenic Exchanges S.A. is responsible for settling and clearing Athens Exchange transactions and holding the shares deposited with it in book entry form.

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

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of our issued share capital as of December 31, 2010, is €183,068,220 divided into 366,136,440 ordinary registered shares with a par value of €0.50 each, all of which is paid-up. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
October 15, 2007	Capitalization of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
November 20, 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
February 28, 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
May 13, 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
August 7, 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50
August 28, 2009	Issue of shares(15)	365,407,848	€0.50 per share	2,875.50	182,703,924.00
October 16, 2009	Capitalization of reserves(16)	365,407,848	€1.50 per share	548,111,772.00	730,815,696.00
October 16, 2009	Re-capitalization(16)	365,407,848	€1.50 per share	(548,111,772.00)	182,703,924.00
November 23, 2009	Issue of shares(17)	365,539,075	€0.50 per share	65,613.50	182,769,537.50
February 26, 2010	Issue of shares(18)	365,702,429	€0.50 per share	81,677.00	182,851,214.50
May 17, 2010	Issue of shares(19)	365,864,092	€0.50 per share	80,831.50	182,932,046.00
August 24, 2010	Issue of shares(20)	365,966,792	€0.50 per share	51,350.00	182,983,396.00
November 25, 2010	Issue of shares(21)	366,136,440	€0.50 per share	84,824.00	183,068,220.00

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

(15)
On August 11, 2009, our board of directors resolved to increase our share capital by 5,751 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €64,042.

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

(17)
On November 10, 2009, our board of directors resolved to increase our share capital by 131,227 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €1,702,869.

(18)
On February 9, 2010, our board of directors resolved to increase our share capital by 163,354 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €1,540,582.

(19)
On May 4, 2010, our board of directors resolved to increase our share capital by 161,663 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €1,656,788.

(20)
On August 3, 2010, our board of directors resolved to increase our share capital by 102,700 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €891,368.

(21)
On November 2, 2010, our board of directors resolved to increase our share capital by 169,648 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €1,644,777.

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

        The invitation to attend a general meeting must be submitted to the Ministry of Development for publication in the Government Gazette and is posted on the company's website. A summary of the invitation must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Development and in one local paper published in the prefecture of our registered offices. The invitation summary of the must state the place, date and time of the meeting as well as the items on the agenda. The invitation for an adjourned meeting must be published in the newspapers determined by the Minister of Development at least ten calendar days prior to the date of the meeting. In the event that the initial invitation specifies the place and time of the reiterative meetings of the general meeting it is not necessary to publish a new invitation. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

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

        Under Greek law:

  •
  each shareholder may participate in any general meeting either in person or through a representative. Persons under age or under judicial supervision and legal entities must be represented by their legal representatives (documents of representation need not be notarized, as long as they are dated and signed by the person issuing them);

  •
  persons who appear as shareholders on the records of "HELLENIC EXCHANGES S.A." ("HELEX") at the beginning of the fifth day (record date) preceding the General Meeting are entitled to participate in such General Meeting, provided that written confirmation by HELEX to that effect is submitted to the company not later than three day prior to the General Meeting.

  •
  eligible shareholders may participate in the General Meeting in person or by proxy. Each shareholder may appoint up to three proxies. The completed and signed proxy statement must be submitted to the company at least three days prior to the General Meeting.

  •
  failure by a shareholder to comply promptly with the procedures described above deprives the shareholder of his or her right to participate in a general meeting, unless the general meeting permits otherwise; and

  •
  twenty-four hours prior to any general meeting, a list of shareholders having the right to vote at the meeting and/or their representatives must be prominently displayed at our registered office. The list must indicate the names of the shareholders and of their representatives, if any, their addresses and the number of ordinary shares and votes held by each of them.

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

  •
  five days prior to the day of an annual general meeting, request from the board of directors information concerning any amount paid by us within the two most recent years to members of the board, or our management, as well as details of any other consideration paid to such persons.

  •
  request from the board of directors to provide drafts of resolutions for each of the items on the initial or the revised agenda of a General Meeting at least seven days prior to the such General Meeting. The board of directors must make these available to the shareholders at least six days prior to the General Meeting.

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

C.    Material Contracts

        You should read Item 5, "Operating and Financial Review and Prospects," and Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of our material contracts, as well as Item 19, "Exhibits" for a list of our material contracts.

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

E.    Taxation

Greek taxation

Introduction

        The following is a summary of material Greek tax considerations that may be relevant to the ownership and disposition of the ordinary shares. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to hold the ordinary shares or ADSs.

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

Corporate taxation

        The profit before tax of Greek société anonymes had been taxed at a flat rate of 35% until 2004. The rate was reduced to 32% for 2005, to 29% for 2006, and to 25% for 2007 up to and including 2009. The 2010 tax law provided that with effect for financial statements of years ending on December 31, 2010 and onwards, two separate corporate tax rates would apply for non-distributed and distributed profits of Greek société anonymes. Non-distributed profits would be taxed at 24%, gradually reduced by 1% per financial year from 2011 through to 2014, when it would be finally set at 20% whereas distributed profits would be taxed at 40%. Therefore, based on the 2010 tax law, the tax rate on non-distributed profits for 2010 tax year had been set at 24%.

        The 2011 tax law abolishes the 40% corporate tax rate on distributed profits, introduces a dividend withholding tax (refer to the following item "Taxation on dividends") and provides that for accounting years starting as of January 1, 2011 and onwards the corporate tax rate will be decreased from 24% to 20%.

        The 2011 tax law also provides exemption from corporate income tax of inbound dividends that Greek société anonymes and limited liability partnerships receive from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account. Such tax free reserve will be subject to dividend withholding tax upon distribution to the shareholders or capitalization.

Taxation of dividends

        Dividends (including shares allocated to shareholders from capitalized profits or reserves, but excluding the capitalization of share premium reserve or certain other reserves), distributed by Greek société anonymes were subject to withholding tax at 10%. This withholding tax applied to distributions approved by the general meetings of shareholders of Greek société anonymes held on or after January 1, 2009. Certain exceptions to this withholding tax requirement exist for qualifying shareholders. Because of the specific nature of these exceptions, we recommend to obtain professional tax advice for guidance.

        The 2010 tax law provided that dividend income deriving from financial statements of years ending on or after December 31, 2010 were not subject to withholding tax. When earned by Greek tax resident individuals, such dividend income would be taxed as normal income and the tax paid at the level of the société anonyme would be credited against the income tax due. In case that the net profit of a Greek société anonyme also included profits deriving from its participation in other Greek corporate entities, which had also been subject to the 40% tax, the part of the tax that was already paid and corresponding to these profits would be deducted from the 40% tax due.

        The 2011 tax law introduces a withholding tax on dividends. On this basis the distribution of profits approved by the general meetings of the shareholders as from January 1, 2012 and onwards will be subject to withholding tax at 25% while the distribution of profits approved in 2011 will be subject to a withholding tax of 21%. Such withholding tax extinguishes the beneficiary's tax liability on the respective income. Individual shareholders resident in Greece may be entitled to a tax refund, if their marginal tax rate for the total reported income does not exceed 25%.

Taxation of capital gains

        Pursuant to Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the Athens Exchange that have been acquired before January 1, 2011 are tax exempt as follows:

        Capital gains resulting from the sale of shares by entities incorporated in Greece (excluding banks) or foreign entities operating in Greece through a permanent establishment that maintain double entry accounts are not subject to income tax, as long as such gains are maintained in a special reserve account. In case of subsequent distribution of the reserve or dissolution of the entity, these gains will be added to the account of the entity and taxed accordingly.

        Capital gains from the sale of listed shares earned by Greek or foreign resident individuals and entities incorporated in Greece or foreign entities operating in Greece through a permanent establishment, without obligation to maintain double entry accounts, are exempt from taxation. Foreign entities not operating in Greece through a permanent establishment are also exempt from Greek tax on capital gain from the sale of listed shares on the Athens Stock Exchange.

        Pursuant to Article 38 of Law 2238/94, capital gains from the sale of securities listed on foreign stock exchanges, earned by Greek individuals or legal entities without obligation to maintain double entry accounting records are also exempt from taxation. Legal entities that maintain double entry accounts are not subject to income tax, as long as such gains are maintained in a special reserve account. In case of subsequent distribution of the reserve or dissolution of the entities, these gains are added to the account of the enterprise and taxed accordingly. Capital gains of US holders (as defined below in United States Taxation—Introduction) who are not Greek residents on the sale or other disposition of the ordinary shares will not be subject to income tax in Greece.

        The 2010 tax law amended Article 38 of Law 2238/1994 concerning the tax treatment of the capital gains that will result from the sale of securities listed on the Athens Exchange or other internationally recognized foreign exchanges in respect of securities acquired for whatever reason on or after January 1, 2011 and provided that any gains arising from the sale of listed shares are exempt from income tax, if the shares have been held for a minimum period of twelve months and as long as the gain is maintained in a special reserve account. The 2010 tax law further introduced a withholding tax of 20% or 10% in cases where the shares have been held for a period of less than three months or for a period between three and twelve months respectively.

        However, by virtue of a recent Circular (POL1004/3.1.11) of the Ministry of Finance, the above tax treatment of the gains from the sale of shares acquired on or after January 1, 2011 was suspended with a retrospective effect as from January 1, 2011.

        The 2011 tax law abolishes the withholding tax on the capital gain from the sale of shares. It also provides that the capital gain from the sale of listed shares acquired on or after January 1, 2012 is fully taxable as part of the taxable base reported for the year in which such gain/loss arises, while any loss from the same reason is tax deductible.

Transfer taxes and charges

        A transfer tax is imposed on the sale of securities listed on the Athens Exchange at the rate of 0.15% of the sale price. The tax is borne by the seller and is charged by the Central Securities Depositary to brokers, which in turn charge their clients. In addition, a levy is charged to both the purchaser and the seller by the Central Securities Depositary of approximately 0.08% of the value of the transaction to cover settlement costs and a freely negotiable commission and other costs are paid to the brokers by each of the buyer and seller.

        The 2011 tax law provides that from April 1, 2011 onwards, the transfer tax on the sale of shares as above acquired up to December 31, 2011 will be increased from 0.15% to 0.2%. The transfer tax will not apply to the sale of shares acquired from January 1, 2012 onwards.

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

        Following recent amendments in the Code of Taxation of Inheritance and Donations with effect from April 23, 2010 onwards, inheritance and succession taxes payable in Greece on listed shares of Greek domiciled companies or foreign securities are calculated based on tax scales which vary according to the degree of kinship (first, second or third degree relatives). With respect to first degree relatives inheritance or succession taxes are payable on a progressive scale the rates of which range from 0% to 10%, for second degree from 0% to 20% and for third degree from 0% to 40%.

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

        If a partnership holds the ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in the ordinary shares or ADSs is urged to consult his, her or its own tax advisor.

        This discussion addresses only United States federal income taxation.

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. You must include any Greek tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends- received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

        Dividends will be income from sources outside the United States. Dividend will, depending on your circumstances, generally be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Greek tax withheld and paid over to Greece will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Greek law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Taxation of capital gains

        Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

        We believe that our ordinary shares and ADSs should not be treated as stock of a passive foreign investment company, PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a US holder, we will be a PFIC with respect to you if for any taxable year in which you held our ordinary shares or ADSs: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

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

        If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

I.     Subsidiary Information

        See Item 4, "Information on the Company—Organizational Structure".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        You should read Item 5, "Operating and financial review and prospects—Market risk" , as well as note 30 to our consolidated financial statements included elsewhere in this annual report for quantitative and qualitative disclosures about market risk.

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

Fees and other direct and indirect payments made by the Depositary to the Company

        A payment of $350,000 was made by the Citibank N.A., as Depositary, to the Company for the year ended December 31, 2010. During the year ended December 31, 2009, the Depositary was The Bank of New York Mellon. With effect from April 30, 2010, Citibank N.A. is acting as Depositary for our sponsored ADS facility.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.     Disclosure Controls and Procedures

        We have evaluated, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, our disclosure controls and procedures as of December 31, 2010 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity in our operations in Nigeria, Romania, Serbia and the Russian Federation. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2010, the individual and aggregate impact of all such incidents was immaterial to our consolidated financial statements.

  b.     Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2010.

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

  d.     Changes in Internal Control over Financial Reporting

        We have continued our gradual implementation of SAP software applications, which we expect to further strengthen our internal controls over financial reporting. For additional information on our implementation of SAP, see Item 4, "Information on the Company—Business Overview—Information technology".

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees and all other fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.2 million for the year ended December 31, 2010, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.7 million for the year ended December 31, 2009, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits.

Audit related fees

        Fees paid to PricewaterhouseCoopers S.A. and affiliates for audit related services were €0.2 million for the year ended December 31, 2010 and €0.1 million for the year ended December 31, 2009.

Tax fees

        No fees were in 2010 paid to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning, compared to no fees paid in 2009.

All other fees

        All other fees paid to PricewaterhouseCoopers S.A. or affiliates were €0.2 million for the year ended December 31, 2010, compared to no fees paid in 2009.

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

        Based on the shareholders' agreement (described in detail above under Item 7, "Major Shareholders and Related Party Transactions") between Kar-Tess Holding and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding and two are designated by The Coca-Cola Company. The remaining directors are jointly designated by Kar-Tess Holding and The Coca-Cola Company Entities too. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Christos Ioannou. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Mr. John Hunter, Mr. George A. David and Sir Michael Llewellyn-Smith. Our human resources committee does not have sole authority to determine our chief executive officer's compensation.

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
3.1
Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)

Exhibit Number	Description
3.2	Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)
3.3
Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(2)
3.4
Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)(3)
3.5
Amended and Restated Shareholders' Agreement, dated December 29, 2008 by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding(4)
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
4.7	Letter from The Coca-Cola Company, dated August 15, 2003(2)
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for our countries that entered the European Union on May 1, 2004(6)
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Item 4—Information On The Company—Organizational Structure" in the Annual Report)
11.1	Code of Ethics(6)
12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002

Exhibit Number	Description
13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002(7)

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

Date: March 28, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's report on Internal Control over Financial Reporting appearing in Item 15(b) of the 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 28, 2011

Consolidated Balance Sheet

		As at 31 December
	Note	2010 € million	2009 € million
Assets
Intangible assets	4	1,966.9	1,874.1
Property, plant and equipment	5	3,122.9	2,961.3
Equity method investments	6	41.1	36.2
Available-for-sale financial assets	7	1.8	17.7
Interest rate swap contracts	8	73.1	71.9
Deferred tax assets	9	34.8	29.6
Other non-current assets	10	61.3	57.5

Total non-current assets		5,301.9	5,048.3

Inventories	11	481.7	425.1
Trade receivables	12	870.2	830.6
Other receivables	13	233.5	232.3
Derivative assets	8	4.2	11.6
Current tax assets		13.8	16.9
Cash and cash equivalents	14	326.1	232.0

Total current assets		1,929.5	1,748.5

Total assets		7,231.4	6,796.8

Liabilities
Short-term borrowings	15	535.1	307.0
Trade payables	16	384.7	308.0
Other payables	16	1,079.4	961.3
Current tax liabilities		37.2	66.3

Total current liabilities		2,036.4	1,642.6

Long-term borrowings	15	1,656.4	2,100.6
Cross-currency swap contracts	8	136.1	175.4
Deferred tax liabilities	9	172.8	142.3
Non-current provisions	17	119.9	129.6
Other non-current liabilities		13.9	10.4

Total non-current liabilities		2,099.1	2,558.3

Total liabilities		4,135.5	4,200.9

Equity
Share capital	18	183.1	182.8
Share premium	18	1,119.2	1,113.8
Treasury shares	19	(57.2)	(14.9)
Exchange equalisation reserve	19	(129.2)	(309.1)
Other reserves	19	375.4	368.8
Retained earnings		1,494.8	1,151.8

Equity attributable to owners of the parent		2,986.1	2,493.2
Non-controlling interests		109.8	102.7

Total equity		3,095.9	2,595.9

Total equity and liabilities		7,231.4	6,796.8

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

Consolidated Income Statement

		Year ended 31 December
	Note	2010 € million	2009 € million	2008 € million
Net sales revenue	3	6,793.6	6,543.6	6,980.7
Cost of goods sold		(4,049.6)	(3,905.5)	(4,169.6)

Gross profit		2,744.0	2,638.1	2,811.1

Operating expenses	20	(2,062.3)	(1,987.2)	(2,151.7)
Impairment of intangible assets	4,20	—	—	(189.0)
Restructuring costs	20	(36.7)	(44.9)	—
Other items	20	—	32.8	(15.8)

Operating profit	3	645.0	638.8	454.6
Finance income		7.4	9.4	16.9
Finance costs		(83.1)	(82.2)	(125.3)

Finance costs, net	21	(75.7)	(72.8)	(108.4)
Share of results of equity method investments	6	2.5	(1.9)	0.1

Profit before tax		571.8	564.1	346.3
Tax	3,22	(136.9)	(142.5)	(106.4)

Profit after tax		434.9	421.6	239.9

Attributable to:
Owners of the parent		423.2	399.2	227.6
Non-controlling interests		11.7	22.4	12.3

		434.9	421.6	239.9

Basic and diluted earnings per share (€)	23	1.16	1.09	0.62

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2010 € million		2009 € million		2008 € million
Profit after tax		434.9		421.6		239.9
Other comprehensive income:
Available-for-sale financial assets:
Valuation gains/(losses) during the year	0.5		(0.1)		(7.7)
Valuation (gains)/losses reclassified to profit and loss for the year	(2.8)	(2.3)	6.5	6.4	(4.8)	(12.5)

Cash flow hedges:
Amounts of (losses)/gains during the year	(11.3)		(6.4)		14.4
Amounts of losses/(gains) reclassified to profit and loss for the year	2.0	(9.3)	(9.7)	(16.1)	1.3	15.7

Foreign currency translation		181.5		(79.5)		(289.2)
Share of other comprehensive income of equity method investments		1.4		(0.7)		(2.2)
Income tax relating to components of other comprehensive income (refer to Note 24)		0.3		3.2		(1.2)

Other comprehensive income for the year, net of tax (refer to Note 24)		171.6		(86.7)		(289.4)

Total comprehensive income for the year		606.5		334.9		(49.5)

Total comprehensive income attributable to:
Owners of the parent		590.7		315.1		(56.3)
Non-controlling interests		15.8		19.8		6.8

		606.5		334.9		(49.5)

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2008	181.9	1,644.7	—	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by non-controlling interests in Croatia	—	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Total comprehensive income for the year, net of tax(1)	—	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)

Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
Total comprehensive income for the year, net of tax(2)	—	—	—	(77.6)	(6.5)	399.2	315.1	19.8	334.9

Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9

(1)
The amount included in the exchange equalisation reserve of €285.9m loss for 2008 represents the exchange losses attributable to the owners of the parent of €283.7m plus the share of equity method investments of €2.2m loss.

The amount included in other reserves of €2.0m income for 2008 consists of gains on cash flow hedges of €15.7m (of which €14.4m represents gains for the year and €1.3m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €12.5m (of which €7.7m represents revaluation losses for the year and €4.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax charge thereof amounting to €1.2m.

The amount of €6.8m income included in non-controlling interests for 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €5.5m loss and in the retained earnings of €12.3m income.

(2)
The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount included in other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2m.

The amount of €19.8m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income.

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Acquisition of shares held by non-controlling interests in Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
Total comprehensive income for the year, net of tax(3)	—	—	—	178.8	(11.3)	423.2	590.7	15.8	606.5

Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,494.8	2,986.1	109.8	3,095.9

(3)
The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gain attributable to the owners of the parent of €177.4m plus the share of equity method investments of €1.4m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year), losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax credit thereof amounting to €0.3m.

The amount of €15.8m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €11.7m income.

For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves;
Note 25 Shares held for equity compensation plan; Note 26 Stock option compensation plans; and Note 29 Dividends.

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2010 € million	2009 € million	2008 € million
Operating activities
Profit after tax		434.9	421.6	239.9
Finance costs, net	21	75.7	72.8	108.4
Share of results of equity method investments	6	(2.5)	1.9	(0.1)
Tax charged to the income statement	3,22	136.9	142.5	106.4
Depreciation of property, plant and equipment	3,5	387.8	360.7	365.4
Employee share options	26	6.7	6.4	9.3
Amortisation of intangible assets	3	7.1	4.7	3.7
Adjustments to intangible assets	4,20	—	2.2	1.2
Impairment of intangible assets	4,20	—	—	189.0
Losses on available-for-sale financial assets transferred from equity	20	—	6.5	—
Other items		—	—	15.8

		1,046.6	1,019.3	1,039.0
Losses/(gains) on disposals of non-current assets		13.2	10.5	(12.3)
(Increase)/decrease in inventories		(41.4)	39.1	0.7
(Increase)/decrease in trade and other receivables		(24.0)	30.1	(130.1)
Increase/(decrease) in trade and other payables		134.5	(12.5)	109.8
Tax paid		(141.0)	(89.3)	(129.8)

Net cash from operating activities		987.9	997.2	877.3

Investing activities
Payments for purchases of property, plant and equipment		(376.2)	(383.9)	(590.5)
Payments for purchases of intangible assets		(15.8)	(0.5)	(3.9)
Proceeds from sales of property, plant and equipment		12.0	18.2	42.7
Proceeds from sales of trademarks and other intangible assets		—	—	35.0
Net receipts from/(payments for) investments		7.2	(4.7)	(35.3)
Interest received		7.3	10.5	16.8
Net refunds from/(payments for) acquisitions	28	—	17.5	(225.3)

Net cash used in investing activities		(365.5)	(342.9)	(760.5)

Financing activities
Return of capital to shareholders		—	(546.3)	—
Payments of expenses related to the share capital increase		—	(6.0)	—
Share buy-back payments	19	(42.3)	(16.6)	—
Proceeds from shares issued to employees exercising stock options	18	5.7	1.8	21.1
Dividend paid to owners of the parent	29	(102.0)	(102.3)	(91.3)
Dividend paid to non-controlling interests		(7.0)	(5.3)	(11.5)
Purchase of shares held by non-controlling interests		(3.7)	—	—
Proceeds from external borrowings		927.1	1,199.8	1,937.3
Repayments of external borrowings		(1,191.0)	(1,508.0)	(1,231.7)
Principal repayments of finance lease obligations		(75.2)	(85.3)	(67.5)
Proceeds from sale of interest rate swaps attributable to fair value		33.0	—	—
Interest paid		(72.3)	(75.1)	(133.6)

Net cash (used in)/from financing activities		(527.7)	(1,143.3)	422.8

Net increase/(decrease) in cash and cash equivalents		94.7	(489.0)	539.6

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		232.0	724.6	197.0
Net increase/(decrease) in cash and cash equivalents		94.7	(489.0)	539.6
Effect of changes in exchange rates		(0.6)	(3.6)	(12.0)

Cash and cash equivalents at 31 December	14	326.1	232.0	724.6

The Notes on pages F-8 to F-91 are an integral part of these consolidated financial statements.

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

        These consolidated financial statements were approved for issue by the Board of Directors on 15 March 2011 and are expected to be verified at the Annual General Meeting to be held on 6 May 2011.

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

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets transferred, shares issued and/or liabilities assumed at the date of acquisition. The cost of an acquisition includes the fair value of any asset or liability resulting from a contingent consideration arrangement. All acquisition related costs are expensed as incurred. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets of the subsidiary acquired is recorded as goodwill.

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

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, the Group's tax expense would increase (or decrease) by less than €3.0m.

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

Employee Benefits—Defined Benefit Pension Plans

        The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 17.

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

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract. All other listing fees as well as marketing and promotional incentives are expensed as incurred. The amount of listing fees capitalised at 31 December 2010 was €31.6m (2009: €26.9m, 2008: €36.9m). Of this balance, €19.5m (2009: €16.6m, 2008: €23.2m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees expensed for the year ended 31 December 2010 amounted to €240.0m (2009: €123.4m, 2008: €148.6m). Marketing and promotional incentives provided to customers during 2010 amounted to €160.1m (2009: €167.9m, 2008: €159.6m).

        Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In 2010, such contributions totalled €48.8m (2009: €39.9m, 2008: €37.6m).

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

        For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

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

        The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

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

        The equity method of accounting involves recognising the Group's share of the associates' profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognized in other comprehensive income. The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

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

        Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognized in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognized in equity are reclassified to the income statement.

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

        After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period. Gains or losses associated with loans and borrowings carried at amortised cost, which are not part of a hedging relationship, are recognised in the income statement over the borrowing period and when the loans and borrowings are derecognised or impaired.

Derivative financial instruments

        The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group's underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

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

        Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

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

Employee benefits

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

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

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

        For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 27.

        In addition, the Group operates a stock purchase plan, in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost in the balance sheet, within equity, until they vest.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is evidently committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company's subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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

Dividends

        Dividends are recorded in the Group's consolidated financial statements in the period in which they are approved by the Group's shareholders, with the exception of the statutory minimum dividend.

        Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability.

Comparative Figures

        Comparative figures have been reclassified where necessary to conform with changes in presentation in the current year.

Accounting pronouncements adopted in 2010

        In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2010. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company.

        In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations. The revised standard still requires the purchase method of accounting to be applied to business combinations but introduced some changes. For example, contingent consideration should be measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognised in profit or loss. Goodwill may be calculated based on the parent's share of net assets or it may include goodwill related to the minority interest. All transaction costs are expensed as incurred. The standard is applicable to business combinations occurring in annual periods beginning on or after 1 July 2009. Assets and liabilities arising from business combinations occurring before the date of adoption by the Group have not been restated and thus there was no effect on the Group's reported income or net assets on adoption. As there were no business combinations effected in 2010, the revised standard had no material impact on the Group's consolidated financial statements.

        In January 2008, the IASB issued an amendment to IAS 27, Consolidated and Separate Financial Statements. The amendment relates primarily to the accounting for non-controlling interests and the loss of control of a subsidiary. The amendment requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. Additionally, any remaining interest in a non-controlling interest is re-measured to fair value. The amended standard is applicable to annual periods beginning on or after 1 July 2009. There was no material impact to the Group's consolidated financial statements as a result of adopting this amendment.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation applies to pro-rata distributions of non-cash assets to owners and clarifies the recognition and measurement criteria for dividends. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009. There was no impact to the Group's consolidated financial statements as a result of adopting this interpretation.

        In January 2009, the IFRIC issued IFRIC 18, Transfers of Assets from Customers. The IFRIC relates to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or both. If the transferred asset meets the definition of an asset, it must be recorded by the entity at its fair value on the date of the transfer. IFRIC 18 is effective for transfers received on or after 1 July 2009. There was no impact to the Group's consolidated financial statements as a result of adopting this interpretation.

        In April 2009, the IASB issued an amendment to IFRS 2, Share Based Payment as part of its annual improvements process published in April 2009. The standard has been amended to confirm that the contribution of a business on the formation of a joint venture and common control transactions are not within the scope of IFRS 2. The amended standard is effective for annual periods beginning on or after 1 July 2009. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued an amendment to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations as part of its annual improvements process published in April 2009. The amendment specifies the disclosures required in respect of non-current assets classified as held for sale or discontinued operations. The amended standard is effective prospectively for annual periods beginning on or after 1 January 2010. There was no material impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued an amendment to IFRS 8, Operating Segments as part of its annual improvements process published in April 2009. The standard has been amended to clarify that a measure of segment assets should be disclosed if that amount is regularly provided to the chief operating decision maker. The amended standard is effective for annual periods beginning on or after 1 January 2010. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued an amendment to IAS 1, Presentation of Financial Statements as part of its annual improvements process published in April 2009. The standard has been amended to clarify the classification of the liability component of a convertible instrument as current or non-current. If an unconditional right to defer settlement of a liability for at least twelve months after the reporting period does not exist, the liability should be classified as current. The amended standard is effective for annual periods beginning on or after 1 January 2010. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued an amendment to IAS 7, Statement of Cash Flows as part of its annual improvements process published in April 2009. The standard has been amended to clarify the disclosure of cash flows arising from investing activities to include only expenditures that result in a recognised asset on the balance sheet. The amended standard is effective for periods beginning on or after 1 January 2010. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In April 2009, the IASB issued an amendment to IAS 17, Leases as part of its annual improvements process published in April 2009. The standard has been amended to remove the rebuttable presumption that land leases are operating leases unless title is expected to pass to the lessee at the end of the lease term. The amended standard is effective for annual periods beginning on or after 1 January 2010. There was no material impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued an amendment to IAS 36, Impairment of Assets as part of its annual improvements process published in April 2009. The amendment clarifies the allocation of goodwill to an operating segment in response to the amendment of IFRS 8, Operating Segments. The amended standard is effective for annual periods beginning on or after 1 January 2010. The Group tests for impairment at the cash generating unit level which corresponds to the operating segment level. Accordingly, the adoption of this amendment did not have an impact on the Group's consolidated financial statements.

        In April 2009, the IASB issued an amendment to IAS 38, Intangible Assets as part of its annual improvements process published in April 2009. The amendment clarifies the description of valuation techniques commonly used to measure intangible assets at fair value when assets are not traded in an active market and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amended standard is effective for annual periods beginning on or after 1 July 2009. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement as part of its annual improvements process published in April 2009. The amendments to the standard provide a scope exemption for forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination. The amendments also clarify that the gains or losses on a hedged instrument should be reclassified from equity to profit or loss during the period that the hedged forecast cash flows affect profit or loss. In addition, the amendments provide clarification on treating loan pre-payment penalties as closely related derivatives. Furthermore the amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The amended standard is effective for annual periods beginning on or after 1 January 2010. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        In April 2009 the IASB issued an amendment to IFRIC 16, Hedges of a Net Investment in a Foreign Operation as part of its annual improvements process published in April 2009. The amendment allows entities to designate as a hedging instrument in a net investment in a foreign operation, an instrument that is held by the foreign operation that is being hedged. IFRIC 16 is effective for annual periods beginning on or after 1 July 2009. There was no impact to the Group's consolidated financial statements as a result of adopting this interpretation.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In June 2009, the IASB issued amendments to IFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary of a Group should account for cash-settled share-based payment arrangements in its own financial statements. The amendments state that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the Group settles the transaction, and no matter whether the transaction is settled in shares or cash. In IFRS 2 a 'Group' has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries. The amended standard is effective for annual periods beginning on or after 1 January 2010 and must be applied retrospectively. The amendments incorporate guidance previously included in IFRIC 8, Scope of IFRS 2 and IFRIC 11, IFRS 2—Group and Treasury Share Transactions which have already been adopted by the Group. As such, there was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

Accounting pronouncements not yet adopted

        At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company's operations were issued but not yet effective:

        In November 2009, the IASB issued IFRS 9, Financial Instruments as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. On 28 October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities. Specifically, financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortised cost unless the fair value option is applied. Any gains and losses on financial liabilities designated at FVTPL shall be split into the amount of change in the fair value that is attributable to changes in the credit risk of the liability, which shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability which shall be presented in profit or loss. In addition the standard carries over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 will be effective for annual periods beginning on or after 1 January 2013. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

        In November 2009, the IFRIC issued amendments to IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendments correct an unintended consequence of IFRIC 14, originally issued in 2007, whereby in some circumstances entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. The amended interpretation is effective for periods beginning on or after 1 January 2011. The Group does not have material assets from voluntary prepayments for minimum funding contributions and therefore the amendments are not expected to have a material impact on the Group's consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In November 2009, the IFRIC issued IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. The interpretation addresses accounting used by entities issuing equity instruments in order to settle, in full or in part, a financial liability. The interpretation states that if a debtor issues an equity instrument to a creditor to extinguish all or part of a financial liability those equity instruments are "consideration paid" in accordance with IAS 39 and the debtor should derecognise the financial liability fully or partly. The interpretation also states that the debtor should measure the equity instruments issued to the creditor at fair value and the debtor should recognise in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The interpretation is effective for annual periods beginning on or after 1 July 2010, with earlier application permitted. The interpretation is not expected to have an impact on the Group's consolidated financial statements.

        In November 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures. The revisions to the standard simplify the disclosure requirements for government-related entities and clarify the definition of a related party. The revised standard is effective for periods beginning on or after January 1, 2011. The revised standard is not expected to have a material impact on the Group's consolidated financial statements.

        In May 2010, the IASB issued amendments to IAS 1, Presentation of Financial Statements as part of its annual improvements process published in May 2010. The amendments to the standard clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements. The amended standard is effective for periods beginning on or after January 1, 2011. The amended standard has not yet been adopted by the EU. The amended standard will affect the presentation of other comprehensive income on the Group's consolidated financial statements.

        In May 2010, the IASB issued amendments to IFRS 3, Business Combinations as part of its annual improvements process published in May 2010.The amendments to the standard specify that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree's net identifiable assets at the acquisition date applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree's net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value. Furthermore, the amendments to the standard clarify the treatment of the un-replaced and voluntary replaced share based payment awards and also clarify the transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3(2008). The amended standard is effective for annual periods beginning on or after July 1, 2010. The amended standard has not yet been adopted by the EU. The amendments to the standard will have no impact on the Group's consolidated financial statements.

        In May 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its annual improvements process published in May 2010. The amendments to the standard encourage specific qualitative disclosures and clarify the required level of disclosure around credit risk and collateral held and provide relief from disclosure of renegotiated loans. The amended standard is effective for annual periods beginning on or after January 1, 2011. The amended standard has not yet been adopted by the EU. The amendments to the standard are not expected to have a material impact on the Group's consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In May 2010, the IASB issued amendments to IAS 27, Consolidated and Separate Financial Statements as part of its annual improvements process published in May 2010. The amendments to the standard provide clarification on the transitional requirements resulting from the amendments of IAS 27 (2008). The amended standard is effective for annual periods beginning on or after July 1, 2010. The amended standard has not yet been adopted by the EU. The amendments to the standard are not expected to have a material impact on the Group's consolidated financial statements.

        In May 2010, the IASB issued amendments to IAS 34, Interim Financial Reporting as part of its annual improvements process published in May 2010. The amendments to the standard provide further clarification that disclosures for significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. The amended standard is effective for annual periods beginning on or after January 1, 2011. The standard has not yet been adopted by the EU. The amendments to the standard are not expected to have a material impact on the Group's consolidated financial statements.

        In May 2010, the IASB issued amendments to IFRIC 13, Customer Loyalty Programmes as part of its annual improvements process published in May 2010. The amendments to the interpretation clarify that the 'fair value' of award credits should take into account i) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and ii) any expected forfeitures. The amended interpretation is effective for annual periods beginning on or after January 1, 2011. The amended interpretation has not yet been adopted by the EU. The amendments to the interpretation are not expected to have a material impact on the Group's consolidated financial statements.

        In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its comprehensive review of off balance sheet activities. The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions. Specifically, the amendments require disclosures of the relationship between transferred financial assets that are not derecognised in their entirety and the associated liabilities; as well as disclosure of the nature of, and risks associated with, an entity's continuing involvement in derecognised financial assets. The amended standard is effective for annual periods beginning on or after July 1, 2011. The standard has not yet been adopted by the EU. The amendment to the standard are not expected to have a material impact on the Group's consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

2. Exchange rates

        The Group's reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2010	Average 2009	Average 2008	Closing 2010	Closing 2009
US dollar	1.32	1.40	1.48	1.31	1.44
UK sterling	0.85	0.89	0.80	0.85	0.90
Polish zloty	4.01	4.34	3.55	3.99	4.15
Nigerian naira	196.41	206.76	176.81	196.01	213.71
Hungarian forint	276.38	279.86	252.60	279.30	272.70
Swiss franc	1.38	1.51	1.58	1.25	1.49
Russian rouble	40.11	44.18	36.69	39.95	43.33
Romanian leu	4.22	4.23	3.69	4.29	4.21
Ukrainian hryvnia	10.49	10.92	7.75	10.50	11.47
Czech crown	25.31	26.45	25.10	25.27	26.45
Serbian Dinar	103.40	94.12	81.59	105.88	96.30

3. Segmental Analysis

        Coca-Cola Hellenic has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

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

Year ended 31 December	Note	2010 € million	2009 € million	2008 € million
Volume in unit cases(1)
Established		718.2	743.2	692.1
Developing		391.7	388.3	406.6
Emerging		990.1	937.8	1,016.8

Total volume in unit cases		2,100.0	2,069.3	2,115.5

Net sales revenue
Established		2,834.6	2,927.8	2,704.0
Developing		1,140.0	1,149.1	1,348.4
Emerging		2,819.0	2,466.7	2,928.3

Total net sales revenue		6,793.6	6,543.6	6,980.7

(1)
One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

Year ended 31 December	Note	2010 € million	2009 € million	2008 € million
Adjusted EBITDA(2)
Established		404.6	425.7	369.8
Developing		163.9	165.0	193.5
Emerging		478.1	428.6	475.7

Total adjusted EBITDA		1,046.6	1,019.3	1,039.0

Depreciation of property, plant and equipment
Established		(132.3)	(122.3)	(108.5)
Developing		(72.9)	(77.0)	(72.8)
Emerging		(182.6)	(161.4)	(184.1)

Total depreciation of property, plant and equipment	5	(387.8)	(360.7)	(365.4)

Amortisation of intangible assets
Established		(4.5)	(1.4)	(1.1)
Developing		(0.5)	(0.5)	(0.4)
Emerging		(2.1)	(2.8)	(2.2)

Total amortisation of intangible assets		(7.1)	(4.7)	(3.7)

Other non-cash items(3)
Established		(2.4)	(4.4)	(180.6)
Developing		(1.2)	(1.2)	(1.7)
Emerging		(3.1)	(9.5)	(33.0)

Total other non-cash items		(6.7)	(15.1)	(215.3)

Operating profit
Established		265.5	297.6	79.6
Developing		89.2	86.3	118.6
Emerging		290.3	254.9	256.4

Total operating profit		645.0	638.8	454.6

Interest expense and finance charges
Established		(106.2)	(59.6)	(105.6)
Developing		(2.0)	(4.7)	(5.7)
Emerging		(21.7)	(51.1)	(76.6)
Corporate		(153.1)	(122.3)	(213.6)
Inter segment interest expense		200.3	159.2	282.9

Total interest expense and finance charges	21	(82.7)	(78.5)	(118.6)

(2)
We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

(3)
Other non-cash items comprise adjustments to intangible assets of which were nil in 2010 (2009: €2.2m, 2008: €1.2m) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2010 (2009: €6.5m, 2008: nil) (refer to Note 20), stock option expenses of €6.7m (2009: €6.4m, 2008: €9.3m) (refer to Note 26) and in 2008, impairment of intangible assets of €189.0m (refer to Note 4) and the impact of the fire in Benin City, Nigeria of €15.8m (refer to Note 20).

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

Year ended 31 December	Note	2010 € million	2009 € million	2008 € million
Finance income
Established		49.4	9.1	20.9
Developing		2.4	1.9	5.6
Emerging		16.2	41.3	44.9
Corporate		139.7	116.4	228.4
Inter segment finance income		(200.3)	(159.3)	(282.9)

Total finance income	21	7.4	9.4	16.9

Income tax expense
Established		(72.3)	(87.5)	(48.7)
Developing		(22.4)	(20.5)	(26.2)
Emerging		(40.2)	(31.4)	(28.6)
Corporate		(2.0)	(3.1)	(2.9)

Total income tax expense	22	(136.9)	(142.5)	(106.4)

Reconciling items
Net foreign exchange translation losses	21	(0.4)	(3.7)	(6.7)
Share of results of equity method investments	6	2.5	(1.9)	0.1

Profit after tax		434.9	421.6	239.9

Expenditure on non-current assets(4)
Established		123.2	96.6	156.0
Developing		61.0	48.8	132.0
Emerging		207.8	239.0	306.4

Total expenditure on non-current assets		392.0	384.4	594.4

Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		—	(30.9)	239.1
Developing		—	—	—
Emerging		—	—	(8.5)

Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	—	(30.9)	230.6

Assets
Established		3,657.3	3,512.1	3,390.0
Developing		1,026.8	1,059.1	1,081.0
Emerging		2,570.0	2,421.2	2,724.6
Corporate (less inter-segment receivables)		(22.7)	(195.6)	326.2

Total assets		7,231.4	6,796.8	7,521.8

(4)
Total additions of property, plant and equipment for the year ended 31 December 2010 were €446.2.m (2009: €370.0m, 2008: €760.5m).

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

Year ended 31 December	2010 € million	2009 € million	2008 € million
Net sales revenue from external customers
Greece	604.9	714.3	728.9
Russia	1,138.6	878.2	1,122.3
Italy	1,135.2	1,166.4	904.2
All countries, other than Greece, Russia and Italy	3,914.9	3,784.7	4,225.3

Total net sales revenue from external customers	6,793.6	6,543.6	6,980.7

Year ended 31 December	2010 € million	2009 € million	2008 € million
Non-current assets(5)
Greece	194.3	196.2	197.2
Russia	850.5	792.3	859.8
Italy	1,091.6	1,080.6	1,086.0
All countries, other than Greece, Russia and Italy	3,013.0	2,822.2	2,807.8

Total non-current assets	5,149.4	4,891.3	4,950.8

(5)
Excluding financial instruments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2010	1,829.9	136.7	88.7	22.6	2,077.9
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2

As at 31 December 2010	1,895.6	157.7	94.0	27.2	2,174.5

Amortisation
As at 1 January 2010	185.3	—	8.0	10.5	203.8
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)

As at 31 December 2010	185.3	—	8.6	13.7	207.6

Net book value as at 1 January 2010	1,644.6	136.7	80.7	12.1	1,874.1

Net book value as at 31 December 2010	1,710.3	157.7	85.4	13.5	1,966.9

Cost
As at 1 January 2009	1,842.4	159.9	91.9	22.9	2,117.1
Additions	—	—	—	0.5	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 20)	(2.2)	—	—	—	(2.2)
Adjustments arising on prior year acquisitions (refer to Note 28)	(7.8)	(23.1)	—	—	(30.9)
Foreign currency translation	(2.5)	(0.1)	(3.2)	(0.8)	(6.6)

As at 31 December 2009	1,829.9	136.7	88.7	22.6	2,077.9

Amortisation
As at 1 January 2009	185.3	—	6.4	7.4	199.1
Charge for the year	—	—	1.6	3.1	4.7

As at 31 December 2009	185.3	—	8.0	10.5	203.8

Net book value as at 1 January 2009	1,657.1	159.9	85.5	15.5	1,918.0

Net book value as at 31 December 2009	1,644.6	136.7	80.7	12.1	1,874.1

        Goodwill and other indefinite-lived intangible assets are allocated to the Group's cash-generating units, which correspond to the country of operation, for both management and impairment testing purposes.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2010 € million	2009 € million
Intangible assets not subject to amortisation
Goodwill	1,710.3	1,644.6
Franchise agreements	157.7	136.7
Trademarks	84.4	79.3

	1,952.4	1,860.6
Intangible assets subject to amortisation
Trademarks	1.0	1.4
Water rights	7.4	2.6
Other intangible assets	6.1	9.5

	14.5	13.5

Total intangible assets	1,966.9	1,874.1

        The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2010.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	635.8	126.9	762.7
Switzerland	368.6	—	368.6
Total Ireland	288.9	—	288.9

Total	1,293.3	126.9	1,420.2

        The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008 the test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their recoverable amounts and consequently that those assets were impaired. As a result, an impairment charge of €189.0m was recognised in 2008, which reduced the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0m related to the Group's operations in Ireland, included in the established countries segment and €13.0m related to the Fresh & Co. juice business in Serbia, included in our emerging countries segment. The impairment charge relating to the operations in Ireland resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated from the impairment tests of 2009 and 2010.

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

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2010, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2010	2009	2010	2009
Italy	3.0	3.0	8.2	6.9
Switzerland	1.4	2.3	6.0	7.3
Total Ireland	2.5	2.5	8.1	7.3

        Management believes that any reasonably possible change in any of the key assumptions would not cause the operation's carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2010	1,285.8	3,331.9	304.7	252.8	5,175.2
Additions	16.7	163.2	41.3	225.0	446.2
Disposals	(10.1)	(142.7)	(7.2)	—	(160.0)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	132.4	202.3	0.1	(334.8)	—
Foreign currency translation	41.4	109.4	14.1	22.7	187.6

As at 31 December 2010	1,464.9	3,664.9	353.0	165.7	5,648.5

Depreciation
As at 1 January 2010	243.4	1,871.9	98.6	—	2,213.9
Charge for the year	38.1	303.1	46.6	—	387.8
Disposals	(5.8)	(135.4)	(7.2)	—	(148.4)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.0	5.5	—	72.0

As at 31 December 2010	284.1	2,098.0	143.5	—	2,525.6

Net book value as at 1 January 2010	1,042.4	1,460.0	206.1	252.8	2,961.3

Net book value as at 31 December 2010	1,180.8	1,566.9	209.5	165.7	3,122.9

Cost
As at 1 January 2009	1,217.1	3,283.4	277.3	282.4	5,060.2
Additions	13.3	83.6	51.7	221.4	370.0
Adjustments arising on prior year acquisitions (refer to note 28)	13.3	8.1	8.0	0.2	29.6
Disposals	(18.1)	(153.7)	(25.8)	—	(197.6)
Reclassified from assets held for sale (refer to Note 13)	5.9	0.8	—	—	6.7
Classified to assets held for sale (refer to Note 13)	—	(2.4)	—	—	(2.4)
Reclassifications	72.5	179.4	0.7	(252.6)	—
Foreign currency translation	(18.2)	(67.3)	(7.2)	1.4	(91.3)

As at 31 December 2009	1,285.8	3,331.9	304.7	252.8	5,175.2

Depreciation
As at 1 January 2009	219.1	1,761.3	85.6	—	2,066.0
Charge for the year	35.7	285.9	39.1	—	360.7
Disposals	(8.2)	(142.3)	(23.6)	—	(174.1)
Reclassified from assets held for sale (refer to Note 13)	0.7	0.7	—	—	1.4
Classified to assets held for sale (refer to Note 13)	—	(1.0)	—	—	(1.0)
Foreign currency translation	(3.9)	(32.7)	(2.5)	—	(39.1)

As at 31 December 2009	243.4	1,871.9	98.6	—	2,213.9

Net book value as at 1 January 2009	998.0	1,522.1	191.7	282.4	2,994.2

Net book value as at 31 December 2009	1,042.4	1,460.0	206.1	252.8	2,961.3

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment (Continued)

        Assets under construction at 31 December 2010 include advances for equipment purchases of €48.3m (2009: €14.2m).

        Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2010 € million	2009 € million
As at 1 January	251.5	263.7
Additions	62.8	33.5
Disposals	(47.8)	(17.1)
Depreciation charge	(31.4)	(28.7)
Foreign currency translation	(0.1)	0.1

As at 31 December	235.0	251.5

        Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2010 was €42.0m (2009: €31.3m). The net book value of plant and equipment held under finance leases as at 31 December 2010 was €193.0m (2009: €220.2m).

6. Equity method investments

(a)
Investments in associates

        The effective interest held in and the carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2010	Effective interest held 2009	Carrying value 2010 € million	Carrying value 2009 € million
Frigoglass Industries Limited	Nigeria	16%	16%	14.5	13.0
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.9	0.8

Total investments in associates				15.4	13.8

        The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2009: 23.9%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.4% (2009: 66.4%) interest. There are restrictive controls on the movement of funds out of Nigeria.

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments (Continued)

        Summarised financial information of the associates, concerning our effective interest held, is as follows:

	Frigoglass Industries Limited		PET to PET Recycling Österreich GmbH
	2010 € million	2009 € million	2010 € million	2009 € million
Assets	19.9	14.5	3.4	3.2
Liabilities	6.4	3.9	2.6	2.4
Revenues	14.8	12.5	2.0	1.5
Total profit and loss for the year	2.0	1.3	0.1	0.1

(b)   Jointly controlled entities

        The effective interest held in and the carrying value of the Group's jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2010	Effective interest held 2009	Carrying value 2010 € million	Carrying value 2009 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	20.8	17.6
Ilko Hellenic Partners GmbH	Austria	33%	33%	0.9	1.0
Multivita Sp. z o.o.	Poland	50%	50%	1.7	1.9
Valser Mineralquellen GmbH	Switzerland	50%	50%	2.3	1.9

Total investments in jointly controlled entities				25.7	22.4

        Apart from the companies mentioned above, the Group holds 50% effective interest (2009: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

        Changes in the carrying amounts of equity method investments are as follows:

	2010 € million	2009 € million
As at 1 January	36.2	38.8
Capital increase	2.9	—
Share of results of equity method investments	2.5	(1.9)
Return of capital from associates	(1.9)	—
Foreign currency translation	1.4	(0.7)

As at 31 December	41.1	36.2

Notes to the Consolidated Financial Statements (Continued)

7. Available-for-sale financial assets

        Movements in available-for-sale financial assets are as follows:

	2010 € million	2009 € million
As at 1 January	17.7	15.3
Purchases	0.3	2.8
Disposals	(16.7)	(0.3)
Unrealised gains/(losses) on available-for-sale financial assets	0.5	(0.1)

As at 31 December	1.8	17.7

        The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

8. Financial Instruments

        Categories of financial instruments at 31 December was as follows:

2010

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	1.8	3.4
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables	1,003.6	—	—	—	—	1,003.6
Cash and cash equivalents	326.1	—	—	—	—	326.1

Total	1,329.7	0.7	76.6	1.6	1.8	1,410.4

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,428.3	—	—	1,428.3
Borrowings	2,191.5	—	—	2,191.5
Derivative financial instruments	—	72.7	67.5	140.2

Total	3,619.8	72.7	67.5	3,760.0

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

2009

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	17.7	19.3
Derivative financial instruments	—	16.5	67.0	—	—	83.5
Trade and other receivables	978.6	—	—	—	—	978.6
Cash and cash equivalents	232.0	—	—	—	—	232.0

Total	1,210.6	16.5	67.0	1.6	17.7	1,313.4

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,225.6	—	—	1,225.6
Borrowings	2,407.6	—	—	2,407.6
Derivative financial instruments	—	175.4	4.4	179.8

Total	3,633.2	175.4	4.4	3,813.0

        The derivative financial instruments are included in the Group's balance sheet as follows:

	Assets € million	Liabilities € million
At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—

Total current	4.2	(4.1)

Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)

Total non-current	73.1	(136.1)

At 31 December 2009
Current
Foreign currency forward contracts	1.2	(4.4)
Foreign currency option contracts	2.7	—
Interest rate option contracts	7.7	—

Total current	11.6	(4.4)

Non-current
Interest rate swap contracts	71.9	—
Cross-currency swap contracts	—	(175.4)

Total non-current	71.9	(175.4)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        As at 31 December 2010, other receivables of €11.6m (2009: €13.4m) served as collateral for open positions of interest rate and cross currency swap derivative financial instruments. The collateral is settled monthly and earns interest based on EONIA rate.

Net fair values of derivative financial instruments

(a)   Cash flow hedges

        The fair values of derivative financial instruments at 31 December designated as cash flow hedges were:

	2010 € million	2009 € million
Contracts with positive fair values
Foreign currency forward contracts	0.6	0.3
Foreign currency option contracts	1.2	0.3
Interest rate swap contracts	37.7	—

	39.5	0.6

Contracts with negative fair values
Foreign currency forward contracts	(3.4)	(1.9)
Cross currency swap contracts	(63.5)	—

	(66.9)	(1.9)

        Cash flows from the Group's cash flow hedges at 31 December 2010 are expected to occur and, accordingly, affect profit or loss in 2011, except for the combined interest rate/cross currency swap hedging contracts used for the $400m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)   Fair value hedges

        The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2010 € million	2009 € million
Contracts with positive fair values
Foreign currency forward contracts	1.7	0.9
Foreign currency option contracts	—	2.4
Interest rate swap contracts	35.4	63.1

	37.1	66.4

Contracts with negative fair values
Foreign currency forward contracts	(0.6)	(2.5)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

(c)   Undesignated hedges

        The fair values of derivative financial instruments at 31 December which form economic hedges, but for which hedge accounting has not been applied, were:

	2010 € million	2009 € million
Contracts with positive fair values
Foreign currency forward contracts	0.3	—
Foreign currency option contracts	0.4	—
Interest rate swap contracts	—	8.8
Interest rate option contracts	—	7.7

	0.7	16.5

Contracts with negative fair values
Foreign currency forward contracts	(0.1)	—
Cross-currency swap contracts	(72.6)	(175.4)

	(72.7)	(175.4)

Foreign currency forward contracts and foreign currency option contracts

        The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2010 totalled €246.0m (2009: €385.3m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2010 totaled €158.0m (2009: €144.7m).

Interest rate swap contracts

        The Group uses interest rate swap contracts to modify its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. At 31 December 2010, there were no euro denominated interest rate swap contracts outstanding (2009: €792.5m). The notional principal amounts of the outstanding US dollar denominated interest rate swap contracts totaled $900.0m (2009: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result an amount of €1.4 was credited to the income statement, in the interest expense line.

        The interest rate swap contracts outstanding at 31 December 2010 can be summarised as follows:

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

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

Cross-currency swap contracts

        The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2010 the fair value of the cross-currency swap contracts represented a liability of €136.1m (2009: €175.4m). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €39.3m gain (2009: €15.7m loss, 2008: €27.0m gain) on the cross-currency swap contracts during 2010 was more than offset by the €44.9m loss, (2009: €15.7m gain, 2008: €27.0m loss) recorded on the translation of the US dollar- denominated debt to euro.

        Part of the restructuring of the Group's interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

        The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2010 totaled €803.9m (2009: €803.9m). The cross-currency swap contracts outstanding at 31 December 2010 are summarised as follows:

$ million	€ million	Start date	Maturity date	Receive floating rate	Pay rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%

900.0	803.9

        Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

  Interest rate option contracts

        In 2009, the Company bought interest rate option contracts to hedge the incremental exposure arising from rising floating interest rates. In June and July 2010 the Group sold these option contracts. Consequently, there are no outstanding interest rate option contracts as at 31 December 2010 (2009: € 857.0m).

	Ineffectiveness charged to the profit and loss € million	Fair value hedges charged to the profit and loss € million	Losses/(gains) released from equity to the profit and loss € million	Cash flow hedges taken to equity € million
31 December 2010
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	(27.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts / Foreign currency option contracts	—	0.9	2.0	3.0
Hedged items
Borrowings	—	27.7	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	(0.3)	—	—

Total	(1.0)	0.6	2.0	(2.8)

Recorded in
Operating expenses	—	0.6	2.0
Interest expense	(1.0)	—	—

Total	(1.0)	0.6	2.0

31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—

Total	1.6	(8.8)	(9.7)	—

Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—

Total	1.6	(8.8)	(9.7)

31 December 2008
Derivatives
Interest rate swap contracts	3.6	96.3	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	3.9	1.3	(14.4)
Hedged items
Borrowings	—	(96.3)	—	—
Forecast transactions	—	—	—	14.4
Other foreign currency assets / liabilities	—	(3.9)	—	—

Total	3.6	—	1.3	—

Recorded in
Operating expenses	—	—	1.3
Interest expense	3.6	—	—

Total	3.6	—	1.3

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

	2010 € million	2009 € million
Deferred tax assets	34.8	29.6
Deferred tax liabilities	(172.8)	(142.3)

Total deferred tax	(138.0)	(112.7)

        The gross amounts of deferred tax assets and liabilities are as follows:

	2010 € million	2009 € million
Deferred tax assets
To be recovered after more than 12 months	60.4	55.5
To be recovered within 12 months	94.6	87.8

	155.0	143.3

Deferred tax liabilities
To be recovered after more than 12 months	(285.4)	(245.0)
To be recovered within 12 months	(7.6)	(11.0)

	(293.0)	(256.0)

Deferred tax liabilities (net)	(138.0)	(112.7)

        The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2010 € million	2009 € million	2008 € million
As at 1 January	(112.7)	(105.1)	(70.7)
Taken to the income statement (refer to note 21)	(29.5)	(24.2)	0.8
Taken to equity	0.3	3.0	0.5
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and 22)	—	1.6	0.9
Arising on prior year acquisitions	—	10.4	(43.6)
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in income statement (refer to note 22)	10.2	—	—
Foreign currency translation	(6.3)	1.6	7.0

As at 31 December	(138.0)	(112.7)	(105.1)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2009	(203.4)	(3.0)	(2.2)	(0.4)	(51.3)	(260.3)
Taken to the income statement	(10.0)	—	—	—	(6.7)	(16.7)
Taken to equity	(1.3)	—	—	1.0	1.1	0.8
Arising on prior year acquisitions	(30.8)	—	—	—	41.2	10.4
Transfer to deferred tax asset	0.2	—	—	—	3.4	3.6
Foreign currency translation	5.9	0.1	—	—	0.2	6.2

As at 31 December 2009	(239.4)	(2.9)	(2.2)	0.6	(12.1)	(256.0)
Taken to the income statement	(25.6)	(0.2)	—	—	(1.9)	(27.7)
Taken to equity	—	—	—	0.2	—	0.2
Transfer to deferred tax asset	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)

As at 31 December 2010	(276.3)	(3.0)	(2.2)	0.8	(12.3)	(293.0)

Deferred tax assets	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry-forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2009	2.6	76.5	22.5	12.6	9.2	31.8	155.2
Taken to the income statement	(0.2)	(9.3)	(3.6)	0.9	—	6.3	(5.9)
Taken to equity	—	1.4	—	—	—	0.8	2.2
Transfer (from)/to deferred tax liability	(0.2)	—	—	—	—	(3.4)	(3.6)
Foreign currency translation	(0.5)	(3.1)	(0.5)	0.2	(0.4)	(0.3)	(4.6)

As at 31 December 2009	1.7	65.5	18.4	13.7	8.8	35.2	143.3
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	3.3	(3.0)	8.4
Taken to equity	—	(0.1)	—	—	—	0.2	0.1
Transfer (from)/to deferred tax liability	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8

As at 31 December 2010	1.6	59.1	29.8	18.2	11.6	34.7	155.0

        Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €3.3m (2009: €14.0m). €2.0m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2011 and 2015 and €1.3m is attributable to tax losses that will expire between 2016 and 2019.

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €2,143.6m (2009: €1,802.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10. Other non-current assets

        Other non-current assets consisted of the following at 31 December:

	2010 € million	2009 € million
Non-current prepayments	52.2	41.4
Loans to non-related parties	4.5	7.8
Loans to related parties	3.0	6.7
Held-to-maturity investments	1.6	1.6

Total other non-current assets	61.3	57.5

11. Inventories

        Inventories consisted of the following at 31 December:

	2010 € million	2009 € million
Finished goods	195.7	171.1
Raw materials and work in progress	182.8	153.0
Consumables	103.2	100.9
Payments on account	—	0.1

Total inventories	481.7	425.1

12. Trade receivables

        Trade receivables consisted of the following at 31 December:

	2010 € million	2009 € million
Trade receivables	938.4	895.9
Less: Provision for doubtful debts	(68.2)	(65.3)

Total trade receivables	870.2	830.6

        The credit period given to customers ranges from 7 days to 90 days depending on the country and customer type. In most territories, interest is not charged for late payment.

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

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

        The trade receivables are as follows:

	2010 € million	2009 € million
Due within due date	706.1	704.1
Less: Provision for doubtful debts within due date	(3.5)	(0.3)
Past due	232.3	191.8
Less: Provision for doubtful debts past due	(64.7)	(65.0)

Total trade receivables	870.2	830.6

Collateral held against trade receivables	22.1	25.3

        As at 31 December 2010, trade receivables of €167.6m (2009: €126.8m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2010 € million	2009 € million
Up to 3 months	140.7	111.7
3 to 6 months	16.9	12.8
6 to 9 months	5.8	1.2
More than 9 months	4.2	1.1

	167.6	126.8

        As at 31 December 2010, trade receivables of €64.7m (2009: €65.0m) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2010 € million	2009 € million
Up to 3 months	(5.4)	(7.6)
3 to 6 months	(11.5)	(10.3)
6 to 9 months	(4.5)	(8.3)
More than 9 months	(43.3)	(38.8)

	(64.7)	(65.0)

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        The movement in the provision for doubtful debts during the year is as follows:

	2010 € million	2009 € million	2008 € million
As at 1 January	(65.3)	(53.1)	(45.4)
Amounts written off during the year	7.7	7.9	4.2
Amounts recovered during the year	11.2	3.4	2.9
Increase in allowance recognised in profit or loss	(21.1)	(24.0)	(16.6)
Foreign currency translation	(0.7)	0.5	1.8

As at 31 December	(68.2)	(65.3)	(53.1)

        The provision for doubtful debts is recorded within operating expenses.

13. Other receivables

        Other receivables consisted of the following at 31 December:

	2010 € million	2009 € million
Prepayments	100.1	84.3
Receivables from related parties	55.1	64.0
VAT and other taxes receivable	20.1	16.0
Collateral for interest rate swap contracts (refer to Note 8)	11.6	13.4
Loans and advances to employees	8.2	6.0
Receivables from sale of property, plant and equipment	4.0	1.8
Assets classified as held for sale	1.8	1.4
Other	32.6	45.4

Total other receivables	233.5	232.3

        The related party receivables, net of the provision for doubtful debts, are as follows:

	2010 € million	2009 € million
Due within due date	50.4	53.9
Past due	4.7	10.1

Total related party receivables	55.1	64.0

Collateral held against related party receivables	0.3	—

Notes to the Consolidated Financial Statements (Continued)

13. Other receivables (Continued)

        As at 31 December 2010, related party receivables of €4.7m (2009: €10.1m) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2010 € million	2009 € million
Up to 3 months	3.0	8.1
3 to 6 months	0.5	1.2
6 to 9 months	0.1	0.7
More than 9 months	1.1	0.1

Total	4.7	10.1

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

        During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment. As at 31 December 2009, plant and equipment with a net book value of €1.4m remained classified as held for sale. In 2010, €1.0m were reclassified to property, plant and equipment, after being adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met and €0.4m remained classified as held for sale since we expect that these vehicles will be sold during 2011.

        During 2010, non-current assets with a net book value of €1.8m were classified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m has been sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

14. Cash and cash equivalents

        Cash and cash equivalents at 31 December comprise the following:

	2010 € million	2009 € million
Cash at bank, in transit and in hand	72.8	87.7
Short-term deposits	253.3	144.3

Total cash and cash equivalents	326.1	232.0

Notes to the Consolidated Financial Statements (Continued)

14. Cash and cash equivalents (Continued)

        Cash and cash equivalents are held in the following currencies:

	2010 € million	2009 € million
Euro	283.5	161.3
Serbian dinar	10.7	4.9
Belarusian rouble	7.6	4.7
FYROM dinar	4.4	5.5
Croatian kuna	4.0	16.7
Russian rouble	3.7	23.1
Nigerian naira	3.0	4.1
Bulgarian lev	2.0	2.0
Ukrainian hryvnia	1.6	0.3
Romanian leu	1.3	2.2
Swiss franc	1.2	1.4
Bosnia and Herzegovina convertible mark	0.9	1.3
US dollar	0.6	0.7
Hungarian forint	—	1.0
Other	1.6	2.8

Total cash and cash equivalents	326.1	232.0

        The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings

        The Group held the following borrowings at 31 December:

	2010 € million	2009 € million
Bank overdrafts	44.2	35.5
Current portion of long-term bonds, bills and unsecured notes	305.0	1.1
Commercial paper	127.0	189.5
Loan payable to related parties (refer to Note 34)	1.2	1.2
Other	8.9	9.8

	486.3	237.1
Obligations under finance leases falling due within one year	48.8	69.9

Total borrowings falling due within one year	535.1	307.0

Borrowings falling due within one to two years
Bonds, bills and unsecured notes	—	518.1
Other borrowings	—	0.1
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	1,259.7	880.5
Loan payable to related parties (refer to Note 34)	3.1	9.9
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	298.4	601.7

	1,561.2	2,010.3
Obligations under finance leases falling due in more than one year	95.2	90.3

Total borrowings falling due after one year	1,656.4	2,100.6

Total borrowings	2,191.5	2,407.6

Commercial paper programme and committed credit facilities

        In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, which is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2010 was €127.0m (2009: €189.5m).

        As at 31 December 2010, Coca-Cola Hellenic had a €500.0m syndicated loan facility, issued through various financial institutions, expiring on 17 December 2012. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

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

        In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500m. 4.375% fixed rate notes due in 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which is almost 40% of the total issued €500m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

        In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. (refer to Note 28) and partly to refinance a floating rate bond that matured in March 2009.

        In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 18) and it allowed Coca-Cola Hellenic to extend its debt maturity profile.

        As at 31 December 2010, a total of €1.1bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.9bn is available for issuance.

Notes issued in the US market

        On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€673.4m at 31 December 2010 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€374.1m at 31 December 2010 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€299.3m at 31 December 2010 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
€301.1m bond	15 July 2004	15 July 2011	4.375%
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%

        The fair value of bonds and notes payable, including the current portion, is €1,919.0m (2009: €2,083.4m) compared to their book value, including the current portion, of €1,863.1m (2009: €2,001.4m).

        The present value of finance lease liabilities at 31 December was as follows:

	2010 € million	2009 € million
Less than one year	48.8	69.9
Later than one year but less than two years	20.7	49.5
Later than two years but less than three years	14.6	11.1
Later than three years but less than four years	11.3	9.1
Later than four years but less than five years	4.6	4.1
Later than five years	44.0	16.5

Present value of finance lease liabilities	144.0	160.2

        The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2010 € million	2009 € million
Less than one year	53.2	76.8
Later than one year but less than two years	24.3	53.0
Later than two years but less than three years	17.0	12.9
Later than three years but less than four years	13.8	10.3
Later than four years but less than five years	6.8	5.0
Later than five years	46.8	21.1

	161.9	179.1
Future finance charges on finance leases	(17.9)	(18.9)

Present value of finance lease liabilities	144.0	160.2

        Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        The borrowings at 31 December were held in the following currencies:

	2010 Current € million	2010 Non-current € million	2009 Current € million	2009 Non-current € million
Euro	487.7	881.2	264.2	1,414.0
US dollar	—	744.1	—	679.8
Nigerian naira	23.6	—	22.0	—
Ukrainian hryvnia	9.4	0.6	1.9	0.5
UK sterling	6.0	18.1	—	—
Bulgarian lev	4.2	—	17.1	—
Polish zloty	3.2	12.4	1.6	6.3
Other	1.0	—	0.2	—

Borrowings	535.1	1,656.4	307.0	2,100.6

        The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2010, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

	Fixed interest rate € million	Floating interest rate € million	Total € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,292.3	76.6	1,368.9	5.4%	2.8
US dollar	744.1	—	744.1	5.3%	3.6
Nigerian naira	—	23.6	23.6	—	—
Ukrainian hryvnia	10.0	—	10.0	7.8%	1.0
UK sterling	—	24.1	24.1	—	—
Bulgarian lev	—	4.2	4.2	—	—
Polish zloty	—	15.6	15.6	—	—
Other	1.0	—	1.0	—	—

Financial liabilities	2,047.4	144.1	2,191.5	5.4%	3.1

        Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group's policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

        As a result, the $500m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond. In June and July 2010 the $400m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357m fixed-rate liability (refer to Note 8).

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Bulgarian lev	1 month SOFIBOR (Sofia inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)

16. Trade and other payables

        Trade and other payables consisted of the following at 31 December:

	2010 € million	2009 € million
Trade payables	384.7	308.0
Accrued liabilities	594.9	493.4
Payables to related parties (refer to Note 34)	181.4	122.1
Deposit liabilities	107.3	111.3
Other tax and social security liabilities	77.6	73.6
Salaries and employee related payable	62.5	60.6
Statutory minimum dividend (refer to Note 29)	—	41.6
Current portion of provisions (refer to Note 17)	38.5	41.1
Derivative liabilities (refer to Note 8)	4.1	4.4
Deferred income	2.2	1.5
Other payables	10.9	11.7

Total trade and other payables	1,464.1	1,269.3

17. Provisions

        Provisions consisted of the following at 31 December:

	2010 € million	2009 € million
Current
Employee benefits	22.4	22.5
Restructuring and other	16.1	18.6

Total current provisions	38.5	41.1

Non-current
Employee benefits	106.2	110.3
Other	13.7	19.3

Total non-current provisions	119.9	129.6

Total provisions	158.4	170.7

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The movements in restructuring and other provisions comprise:

	2010 € million	2009 € million	2008 € million
As at 1 January	37.9	15.6	19.5
Arising during the year	35.0	34.6	7.6
Utilised during the year	(43.5)	(33.4)	(14.2)
Unused amount reversed	0.1	—	(2.6)
Arising on acquisitions	—	—	6.4
Arising on prior year acquisitions	—	21.4	—
Foreign currency translation	0.3	(0.3)	(1.1)

As at 31 December	29.8	37.9	15.6

        Restructuring and other provisions comprise outstanding balances relating to restructuring of €9.6m (2009: €15.3m, 2008: €9.1m) that is expected to be completed in 2011, a provision for long-term supply contracts in Italy of €10.7m (2009: €16.4m, 2008: nil) and a provision for onerous contracts in Russia of €5.9m (2009: €5.4m, 2008: €5.5m). In addition 2010 included other items of €3.6m (2009: €0.8m, 2008: €1.0m).

Employee benefits

        Employee benefits consisted of the following at 31 December:

	2010 € million	2009 € million
Defined benefit plans
Employee leaving indemnities	91.9	95.3
Pension plans	2.7	2.3
Long service benefits—jubilee plans	7.7	7.0

Total defined benefits plans	102.3	104.6

Other employee benefits
Annual leave	9.6	6.7
Stock appreciation rights	0.1	1.2
Other employee benefits	16.6	20.3

Total other employee benefits	26.3	28.2

Total employee benefits obligations	128.6	132.8

        Employee benefit obligations at 31 December were split between current and non-current as follows:

	2010 € million	2009 € million
Current	22.4	22.5
Non-current	106.2	110.3

Total employee benefits obligations	128.6	132.8

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Employees of Coca-Cola Hellenic's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        Coca-Cola Hellenic's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

        Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        Reconciliation of defined benefit obligation:

	2010 € million	2009 € million
Present value of defined benefit obligation at 1 January	352.9	336.0
Service cost	13.3	12.4
Interest cost	17.0	15.9
Plan participants' contributions	4.6	4.2
Past service cost arising from amendments	(2.2)	0.4
Curtailment/settlement	5.2	2.9
Arising on prior year acquisitions	—	0.1
Benefits paid	(39.4)	(32.0)
Actuarial (gain)/loss	(6.7)	11.2
Foreign currency translation	29.9	1.8

Present value of defined benefit obligation at 31 December	374.6	352.9

        Reconciliation of plan assets:

	2010 € million	2009 € million
Fair value of plan assets at 1 January	207.1	174.7
Expected return on plan assets	12.2	9.5
Actual employer's contributions	10.5	13.7
Actual participant's contributions	4.6	4.2
Actual benefits paid	(11.7)	(14.4)
Actuarial (loss)/gain	(0.1)	16.6
Foreign currency translation	26.3	2.8

Fair value of plan assets at 31 December	248.9	207.1

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2010 net periodic pension cost for the plans was 5.51%.

        The present value and funded status of defined benefit obligations were as follows at 31 December:

	2010 € million	2009 € million
Present value of funded obligations	264.6	229.1
Fair value of plan assets	(248.9)	(207.1)

	15.7	22.0
Present value of unfunded obligations	110.0	123.8
Unrecognised actuarial loss	(45.2)	(52.8)
Unrecognised past service benefit	(0.5)	(0.6)

Defined benefit obligations	80.0	92.4

Plus: amounts recognised within long term assets	22.3	12.2

Total defined benefit obligations	102.3	104.6

Actual return on plan assets	12.4	26.3

        The movement in the defined benefit obligation recognised in the balance sheet was as follows:

	2010 € million	2009 € million
Defined benefit obligation as at 1 January	92.4	99.5
Expense recognised in the income statement	25.5	25.5
Employer contributions	(10.5)	(13.7)
Benefits paid	(27.7)	(17.6)
Arising on prior year acquisitions	—	0.1
Foreign currency translation	0.3	(1.4)

Defined benefit obligation as at 31 December	80.0	92.4

Plus: amounts recognised within long term assets	22.3	12.2

Total defined benefit obligation as at 31 December	102.3	104.6

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2010%	2009%
Discount rate	4.43	4.73
Expected return on plan assets	5.40	5.51
Rate of compensation increase	3.06	3.58
Pension increases	0.67	0.73

        The expense recognised in the income statement comprised the following for the years ended 31 December:

	2010 € million	2009 € million	2008 € million
Current service cost	13.3	12.4	14.5
Interest cost	17.0	15.9	17.3
Expected return on plan assets	(12.2)	(9.5)	(11.5)
Amortisation of unrecognised actuarial obligation loss	1.2	2.1	1.1
Amortisation of unrecognised past service costs	(2.2)	0.6	0.4
Curtailment/settlement	8.4	4.0	(4.5)

Total	25.5	25.5	17.3

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

        The assumptions used to recognise expenses in the income statement comprised the following for the years ended 31 December:

	2010%	2009%	2008%
Discount rate	4.73	4.85	5.32
Expected return on plan assets	5.51	5.28	5.48
Rate of compensation increase	3.58	3.42	3.89
Pension increases	0.73	0.57	0.81

        Plan assets are invested as follows:

	2010%	2009%
Asset category
Equity securities	42	44
Debt securities	41	41
Real estate	10	10
Cash	7	5

Total	100	100

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Equity securities were not invested in ordinary shares of the Company as at 31 December 2010 and as at 31 December 2009.

        The total employer contributions expected to be paid in 2011 are €10.8m.

        The history of experience adjustments is as follows:

	2010 € million	2009 € million	2008 € million	2007 € million	2006 € million
Present value of defined benefit obligations	374.6	352.9	336.0	334.0	356.9
Fair value of plan assets	(248.9)	(207.1)	(174.7)	(206.3)	(200.9)

Deficit	125.7	145.8	161.3	127.7	156.0

Experience adjustment on plan liabilities	8.8	3.5	(2.6)	(6.5)	3.3
Experience adjustment on plan assets	0.2	16.8	(47.8)	(2.7)	2.2

Defined contribution plans

        The expense recognised in the income statement in 2010 for the defined contribution plan is €15.5m (2009: €10.6m, 2008: €10.0m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

18. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2008	363,738,357	181.9	1,644.7	1,826.6
Shares issued to employees exercising stock options	1,663,740	0.8	20.3	21.1

Balance as at 31 December 2008	365,402,097	182.7	1,665.0	1,847.7

Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)

Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6

Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7

Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3

        There is only one class of shares, ordinary shares, of which the par value is €0.50. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

        During 2008, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €21.1m.

Notes to the Consolidated Financial Statements (Continued)

18. Share capital and share premium (Continued)

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

        During 2010, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €5.7m.

19. Reserves

        The reserves of the Group at 31 December were as follows:

	2010 € million	2009 € million	2008 € million
Treasury shares	(57.2)	(14.9)	—
Exchange equalisation reserve	(129.2)	(309.1)	(191.9)
Other reserves
Shares held for equity compensation plan	(0.8)	(1.0)	(1.0)
Hedging reserve (net of deferred tax of €0.2m expense; 2009: €3.4m expense; 2008: €3.3m credit)	(10.3)	(1.2)	11.6
Tax-free reserve	251.6	241.1	223.2
Statutory reserve	77.6	77.2	85.5
Stock option reserve	37.5	30.8	24.4
Available-for-sale financial assets valuation reserve	0.8	3.0	(3.3)
Other	19.0	18.9	26.3

Total other reserves	375.4	368.8	366.7

Total reserves	189.0	44.8	174.8

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

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

        Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. During 2010, 2,318,354 shares had been purchased pursuant to the share buy-back programme for a total value of €42.3m (2009: 1,111,781 shares purchased for a total value of €16.6m). As at 31 December 2010, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme for a total value of €57.2m, bringing the shares in circulation to 362,706,305.

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

Statutory and other reserves

        Statutory and other reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2009: €55.7m, 2008: €49.5m).

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

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

20. Total operating costs

        Total operating costs for the years ended 31 December comprised:

	2010 € million	2009 € million	2008 € million
Operating expenses	2,062.3	1,987.2	2,151.7
Impairment of intangible assets	—	—	189.0
Restructuring costs	36.7	44.9	—
Other items	—	(32.8)	15.8

Total operating costs	2,099.0	1,999.3	2,356.5

a) Operating expenses

	2010 € million	2009 € million	2008 € million
Selling expenses	1,031.9	968.1	1,059.0
Delivery expenses	628.5	602.8	658.7
Administrative expenses	388.4	396.5	419.8
Stock option expense (refer to Note 26)	6.7	6.4	9.3
Amortisation of intangible assets	6.8	4.7	3.7
Adjustments to intangible assets (refer to Note 4)	—	2.2	1.2
Losses on available-for-sale financial assets transferred from equity	—	6.5	—

Total operating expenses	2,062.3	1,987.2	2,151.7

        In 2010, operating expenses include net losses on disposal of property, plant and equipment of €13.2m (2009: €10.5m losses, 2008: €12.3m gains).

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

(b) Adjustments to intangible assets

        During 2010, 2009 and 2008, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, in 2010, a deferred tax credit of €10.2m (2009: €1.6m, 2008: €0.9m) has been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010 (2009: €2.2m, 2008: €1.2m). For the credit that has been included in taxes please refer to Note 22.

(c) Restructuring costs

        As part of the effort to optimise the cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2010 which amounted to €36.7m (2009: €44.9m, 2008: nil) before tax. The Company recorded during 2010 €25.7m (2009: €29.9m, 2008: nil), €2.3m (2009: €10.8m, 2008: nil) and €8.7m (2009: €4.2m, 2008: nil) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees' costs, outsourcing of certain functions as well as closure of production facilities.

(d) Other items

        On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Group has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8m. Of this impairment charge, €9.8m related to impairment of property, plant and equipment, and €4.5m related to the impairment of inventory balances. During 2009, €32.8m was received from the Company's insurers.

(e)   Staff costs

        Staff costs, included in the income statement in operating expenses and cost of goods sold lines, are analysed as follows:

	2010 € million	2009 € million	2008 € million
Wages and salaries	840.0	779.0	844.5
Social security costs	161.0	151.0	154.7
Pension and other employee benefits	129.5	163.4	154.6
Termination benefits	32.8	35.2	5.4

Total staff costs	1,163.3	1,128.6	1,159.2

        The average number of full-time equivalent employees in 2010 was 42,505 (2009: 44,231, 2008: 47,641).

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

(f)    Fees and other services of the statutory auditor

        Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2010 € million	2009 € million
Audit fees	6.2	6.7
Audit related fees	0.2	0.1
Tax fees	—	—
Other fees	0.2	—

Total audit and all other fees	6.6	6.8

21. Finance costs

        Net finance costs for the years ended 31 December comprised:

	2010 € million	2009 € million	2008 € million
Interest income	7.4	9.4	16.9
Finance expense	(76.6)	(67.7)	(103.9)
Net foreign exchange remeasurement losses	(0.4)	(3.7)	(6.7)
Finance charges paid with respect to finance leases	(6.1)	(10.8)	(14.7)

Total finance costs	(83.1)	(82.2)	(125.3)

Finance costs, net	(75.7)	(72.8)	(108.4)

        Capitalised borrowing costs in 2010 amounted to €1.4m (2009: €4.3m, 2008: €6.4m). The interest rate used to capitalise borrowing costs of the Group for 2010 was 3.16% (2009: 2.59%, 2008: 4.68%).

Notes to the Consolidated Financial Statements (Continued)

22. Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2010 € million	2009 € million	2008 € million
Profit before tax per the income statement	571.8	564.1	346.3
Tax calculated at a tax rate of 24% (2009 and 2008: 25%)	137.2	141.0	86.6
Effect of different tax rates in foreign jurisdictions	(24.5)	(28.3)	(35.6)
Additional local taxes in foreign jurisdictions	13.2	17.4	16.2
Special tax in Greece	21.2	19.8	—
Tax holidays in foreign jurisdictions	(2.0)	(2.3)	(2.3)
Expenses non-deductible for tax purposes	41.1	32.5	91.7
Income not subject to tax	(22.0)	(34.9)	(42.5)
Changes in tax laws and rates	(1.7)	(1.7)	0.1
Current year tax losses not recognised	0.5	2.0	1.3
Recognition of pre-acquisition deferred tax assets	(10.2)	(1.6)	(0.9)
Utilisation of previously unrecognised post-acquisition tax losses	(6.2)	—	(0.1)
Recognition of previously unrecognised post-acquisition tax losses	(6.5)	—	(0.5)
Other	(3.2)	(1.4)	(7.6)

Income tax charge per the income statement	136.9	142.5	106.4

Special tax in Greece

        On 6 May 2010, the Greek Government enacted the 'Extraordinary Contribution of Social Responsibility' (Law Nr. 3845/2010). According to article 5, the 'Extraordinary Contribution of Social Responsibility' was applied retrospectively on the parent company's 2009 total net income. The amount of such 'Extraordinary Contribution of Social Responsibility' applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

        On 10 December 2009, the Greek Government had introduced the 'Extra Contribution of Social Responsibility by the Large Companies'. This law (Law Nr. 3808/2009) provided for a special additional tax on the parent company's 2008 total net income. As a result, the Group recorded a tax charge of €19.8m in 2009.

        The income tax charge for the years ended 31 December is as follows:

	2010 € million	2009 € million	2008 € million
Current tax charge	117.6	119.9	108.1
Deferred tax charge/(credit) (refer to Note 9)	29.5	24.2	(0.8)
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	(10.2)	(1.6)	(0.9)

Total income tax charge	136.9	142.5	106.4

Notes to the Consolidated Financial Statements (Continued)

23. Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2010	2009	2008
Net profit attributable to the owners of the parent (€ million)	423.2	399.2	227.6
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.3	364.9	364.8
Effect of dilutive stock options (million)	0.2	0.7	1.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	363.5	365.6	366.3

Basic and diluted earnings per share (€)	1.16	1.09	0.62

        Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2010 were 3.4m (2009: 4.4m, 2008: 1.5m).

24. Components of other comprehensive income

        The components of other comprehensive income for the years ended 31 December comprise:

	2010			2009			2008
	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million
Available-for-sale financial assets	(2.3)	0.1	(2.2)	6.4	(0.1)	6.3	(12.5)	2.1	(10.4)
Cash flow hedges	(9.3)	0.2	(9.1)	(16.1)	3.3	(12.8)	15.7	(3.3)	12.4
Foreign currency translation	181.5	—	181.5	(79.5)	—	(79.5)	(289.2)	—	(289.2)
Share of other comprehensive income of equity method investments	1.4	—	1.4	(0.7)	—	(0.7)	(2.2)	—	(2.2)

Other comprehensive income	171.3	0.3	171.6	(89.9)	3.2	(86.7)	(288.2)	(1.2)	(289.4)

Notes to the Consolidated Financial Statements (Continued)

25. Shares held for equity compensation plan

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

        During 2010, 272,279 shares were purchased by Coca-Cola Hellenic (2009: 334,859, 2008: 302,654) as matching shares to employee investments. The charge to the income statement totalled €5.2m (2009: €4.8m, 2008: €4.8m). Of this amount, €1.1m represented employer contributions made for Greek resident employees (2009: €1.0m, 2008: €1.2m). The cost of unvested matching shares held by the trust at the end of 2010, before they vest to employees, was €4.1m (2009: €3.8m, 2008: €3.6m). The total number of shares held by the trust at 31 December 2010 was 2,428,353 (2009: 2,327,925, 2008: 1,588,959). The total contributions made by employees to the trust during 2010 were €6.0m (2009: €5.5m, 2008: €5.6m).

        No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

26. Stock option compensation plans

        Coca-Cola Hellenic operates a stock-based compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company's shares trading on the Athens Exchange on the day of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

        Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        The following table summarises information regarding outstanding stock options exercisable at 31 December 2010 and stock options exercised during 2010:

	Exercise price after the capital return (€)	Vesting status 2010	Vesting dates for further increments			End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 6	8.19	fully vested	—	—	—	12.12.2011	61,313
2003-2004 Plan/2003 Grant	9.67	fully vested	—	—	—	14.12.2013	27,000
2003-2004 Plan/2004 Grant	10.92	fully vested	—	—	—	02.12.2014	99,577
2005-2009 Plan/2005 Grant	14.03	fully vested	—	—	—	01.12.2015	642,636
2005-2009 Plan/2006A Grant	15.07	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006B Grant	13.85	fully vested	—	—	—	22.06.2016	15,000
2005-2009 Plan/2006 Grant	17.21	fully vested	—	—	—	12.12.2016	1,140,651
2005-2009 Plan/2007 Grant	27.25	fully vested	—	—	—	12.12.2017	1,374,283
2005-2009 Plan/2008A Grant	23.04	two thirds	20.06.2011	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.86	two thirds	11.12.2011	—	—	10.12.2018	1,526,668
2009-2011 Plan/2009 Grant	16.54	one third	10.12.2011	10.12.2012	—	09.12.2019	1,782,633
2009-2011 Plan/2010A Grant	20.00	none	18.03.2011	18.03.2012	18.03.2013	17.03.2020	30,000
2009-2011 Plan/2010 Grant	20.15	none	09.12.2011	09.12.2012	09.12.2013	08.12.2020	1,980,100

Total							8,759,862

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2010	Weighted average exercise price 2010 (€)	Number of stock options 2009	Weighted average exercise price 2010 (€)
Outstanding at January 1	7,415,442	16.33	6,168,726	16.08
Granted	2,010,100	20.15	1,793,300	16.54
Exercised	(597,365)	9.59	(140,245)	11.36
Expired	(1,453)	8.29	(26,472)	9.87
Forfeited	(66,862)	18.08	(379,867)	17.66

Outstanding at December 31	8,759,862	17.65	7,415,442	16.33

Exercisable at December 31	5,001,036	17.77	4,007,973	16.76

        The charge to the income statement for employee stock option awards for 2010 amounted to €6.7m (2009: €6.4m, 2008: €9.3m).

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

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2010	2009	2008
Weighted average fair value of options granted	€5.2	€3.6	€2.7
Risk free interest rates	3.0%	3.3%	3.9%
Expected volatility	32.2%	28.2%	35.7%
Dividend yield	1.5%	1.7%	2.3%
Expected life	4.0 years	3.6 years	3.3 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2010 was 7.8 years (2009: 7.9 years, 2008: 8.2 years).

27. Stock appreciation rights

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

        Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of a SAR immediately after the modification and the original fair value of the respective SAR, measured immediately before the modification.

        The following table summarizes information on stock appreciation rights outstanding on 31 December 2010:

	Exercise price (€)	Vesting status 2010	End of option period	Number of SARs outstanding
2001—Sub Plan 6	8.19	fully vested	12.12.2011	13,950

Notes to the Consolidated Financial Statements (Continued)

27. Stock appreciation rights (Continued)

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2010	Weighted average exercise price 2010 (€)	Number of SARs 2009	Weighted average exercise price 2009 (€)
Outstanding on 1 January	77,250	9.60	152,266	9.73
Exercised	(63,300)	9.91	(69,698)	9.87
Expired	—	—	(5,318)	9.87
Forfeited	—	—	—	—

Outstanding on 31 December	13,950	8.19	77,250	9.60

Exercisable on 31 December	13,950	8.19	77,250	9.60

        The inputs used for valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates which were 1.6% (2009: 2.4%, 2008: 4.3%).

        The compensation expense relating to SARs recorded for 2010 amounted to a credit of €0.5m (2009: a debit of €0.5m, 2008: credit of €2.3m). The aggregated intrinsic value for the vested SARs at 31 December 2010 was €0.2m (2009: €0.5m, 2008: nil).

        The weighted average remaining contractual life of share options outstanding under the SARs schemes at 31 December 2010 was 0.9 years (2009: 2.5 years, 2008: 2.2 years).

28. Business combinations

        No business combination transactions occurred in 2010 and 2009. In 2008 the Group acquired Socib S.p.A

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

Notes to the Consolidated Financial Statements (Continued)

28. Business combinations (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

29. Dividends

        The reported net results of the parent company's statutory accounts do not require a 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2010.

        The statutory minimum dividend recognised for 2009 amounted to €41.6m and was recorded as liability under 'Other payables' in the consolidated balance sheet. The remaining dividend of €68.1m was recorded in shareholders' equity in the second quarter of 2010 as an appropriation of retained earnings.

        During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totalling €102.3m was paid. During 2008, a dividend of €0.25 per share totalling €91.3m was paid.

30. Financial risk management

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

Market Risk

Foreign currency risk

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use Foreign currency forward contracts and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group Treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The following tables present details of the Group's sensitivity to increases and decreases in the euro and US dollar against the relevant foreign currencies. The sensitivity analysis is based on the historical volatility, over a twelve-month period, of the respective foreign currencies in relation to the euro and the US dollar. Management has determined the percentage change in each respective foreign currency to be a reasonable estimate of possible outcomes. The sensitivity analysis determines the potential gains and losses arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for fiscal year 2010, 2009 and 2008 was as follows:

2010 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.25%	—	—	—	—
Belarussian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
FYROM dinar	9.48%	(1.0)	—	1.2	—
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	0.1	0.3	(0.1)	(0.3)
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)

		0.8	0.2	1.7	(5.8)

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarussian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Serbian dinar	11.56%	—	—	—	—
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—
Croatian kuna	11.05%	—	(0.1)	—	0.1

		(5.2)	(4.2)	6.2	3.0

2009 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million
Armenian dram	27.13%	—	—	—	—
Belarussian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)

		(7.9)	(4.9)	9.8	(1.1)

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Belarussian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)

		4.5	(0.1)	(5.6)	(2.0)

2008 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	17.88%	0.2	—	(0.2)	—
Belarussian rouble	19.65%	(0.2)	—	0.3	—
Croatian kuna	4.02%	0.1	(0.3)	(0.1)	0.3
Czech koruna	11.68%	2.5	2.8	(3.0)	(2.8)
Hungarian forint	10.47%	—	(1.8)	(1.5)	0.9
Moldovan leu	16.93%	0.7	—	(1.1)	—
Nigerian naira	31.24%	1.6	—	(3.1)	—
Polish zloty	14.51%	0.1	(7.4)	1.6	3.3
Romanian leu	11.08%	(0.8)	(1.3)	0.6	0.7
Russian rouble	20.68%	9.6	51.7	(18.5)	(80.2)
Serbian dinar	14.12%	1.9	—	(2.6)	—
Slovak koruna	7.00%	4.3	—	(4.9)	—
Swiss franc	10.76%	0.9	(4.0)	(1.8)	4.0
UK sterling	15.79%	4.6	1.1	(8.2)	(1.1)
Ukrainian hryvnia	29.75%	2.4	—	(4.5)	—
US dollar	18.05%	0.8	5.1	(2.6)	(6.9)

		28.7	45.9	(49.6)	(81.8)

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Euro	8.40%	(0.8)	(5.1)	2.6	6.9
Nigerian naira	3.27%	0.4	—	(2.0)	—
Romanian leu	13.00%	—	(0.7)	—	0.7
Russian rouble	5.70%	(1.6)	(5.2)	1.3	6.6
Ukrainian hryvnia	3.58%	(0.1)	6.2	0.1	(11.6)

		(2.1)	(4.8)	2.0	2.6

Interest rate risk

        The fair value of interest rate swap agreements utilised by the Group modifies the Group's exposure to interest rate risk and the changes in fair value of debt by converting the Group's fixed rate debt into floating rate obligation based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matures in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

        During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

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

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2010 would have decreased by €1.8m (2009: €19.0m, 2008: €17.4m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2010 would have increased by €1.8m (2009: €19.0m, 2008: €17.4m). This is mainly attributable to the Group's exposure to interest rates on its fixed rate bond that have been swapped to a floating rate obligation.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

Commodities price risk management

        The Group has no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminium as where possible it contracts prices with suppliers up to one year in advance.

Credit risk

        The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that credit sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any single financial institution.

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2010 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated in the balance sheet.

        If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

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

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2010.

	€ million up to 1 year	€ million 1 - 2 yrs	€ million 2 - 5 yrs	€ million over 5 years
Borrowings	623.8	92.4	1,451.7	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,421.5	—	—	6.8

As at 31 December 2010	2,049.4	92.4	1,451.7	368.1

Borrowings	375.2	691.8	987.7	653.3
Derivative liabilities	4.4	—	—	—
Trade and other payables	1,223.8	0.6	—	1.2

As at 31 December 2009	1,603.4	692.4	987.7	654.5

        The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

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

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The Group's goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings maintained with Standard & Poor's and Moody's Investors Service. In July 2010, Standard & Poor's Ratings Services affirmed Coca-Cola Hellenic's "A" long-term and "A-1" short-term corporate credit ratings and stable outlook. The long-term rating of the Company's senior unsecured debt was downgraded to "A-" in November 2010. The corporate credit ratings by Moody's remained unchanged over the period, i.e. "A3" long-term, "P2" short-term and stable outlook. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' as shown in the consolidated balance sheet plus net debt. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2010 and 2009 were as follows:

	2010 € million	2009 € million
Total borrowings (refer to Note 15)	2,191.5	2,407.6
Less: Cash and cash equivalents (refer to Note 14)	(326.1)	(232.0)
Net debt	1,865.4	2,175.6

Total equity	3,095.9	2,595.9
Total capital	4,961.3	4,771.5

Gearing ratio	38%	46%

        The decrease in the gearing ratio during 2010 resulted primarily from the current year profit which increased equity, from increased cash and cash equivalents through positive cash flows and reduced borrowing through the partial repayment of the €500m euro-denominated bond due in 2011, which amounted to €198.9m (refer to Note 15).

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

Level 1

        The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2010.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

Level 2

        The fair value of foreign currency forward contracts, foreign currency option contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange and deposit rates at 31 December 2010 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

        The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

        The Group holds borrowings at both fixed and floating interest rates. Interest rate swap contracts have been used to manage the Group's exposure to interest rates, in line with the Group's fixed / floating rate strategy.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.5	—	0.3	1.8

Total financial assets	1.5	77.3	0.3	79.1

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Hedged financial liabilities
Bonds and notes payable	—	(744.1)	—	(744.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)

Total financial liabilities	—	(884.3)	—	(884.3)

        The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains/(losses) for the year
In profit and loss	1.0
Settlements	(16.3)

As at 31 December 2010	0.3

Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2009:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Interest rate swap contracts	—	8.8	—	8.8
Interest rate option contracts	—	7.7	—	7.7
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.9	—	0.9
Foreign currency option contracts	—	2.4	—	2.4
Interest rate swap contracts	—	63.1	—	63.1
Cash flow hedges
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.3	—	0.3
Available-for-sale financial assets
Equity securities	2.1	—	15.6	17.7

Total financial assets	2.1	83.5	15.6	101.2

Financial liabilities at FVTPL
Cross-currency swap contracts	—	(175.4)	—	(175.4)
Hedged financial liabilities
Bonds and notes payable	—	(1,184.1)	—	(1,184.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(2.5)	—	(2.5)
Cash flow hedges
Foreign currency forward contracts	—	(1.9)	—	(1.9)

Total financial liabilities	—	(1,363.9)	—	(1,363.9)

        The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2009:

€ million
As at 1 January 2009	13.2
Total gains/(losses) for the year
In profit and loss	(0.2)
In other comprehensive income	(0.2)
Purchases	2.8

As at 31 December 2009	15.6

Total losses for the year included in profit or loss for assets held at 31 December 2009	(0.2)

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        Total losses for the year included in profit or loss for available-for-sale equity securities amounted to €0.2m, related to assets held at 31 December 2009 and were recorded within operating expenses.

31. Contingencies

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company's commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in the Company's 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of the Company's competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company's Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

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

Notes to the Consolidated Financial Statements (Continued)

32. Commitments

(a)
Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2010 € million	2009 € million
Less than one year	62.6	69.6
Later than one year but less than five years	141.3	163.6
Later than five years	26.8	27.4

Future minimum lease payments	230.7	260.6

        The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2010 € million	2009 € million	2008 € million
Plant and equipment	57.4	53.0	52.3
Property	46.1	46.8	47.2

Total operating lease charges	103.5	99.8	99.5

(b)   Capital commitments

        At 31 December 2010 the Group had capital commitments amounting to €66.3m (2009: €27.2m). Of this, €0.5m related to the Company's share of the commitments of its joint ventures (2009: €1.1m).

(c)   Long-term purchase commitments

        At 31 December 2010 the Group had commitments to purchase raw materials amounting to €203.8m (2009: €128.9m). Of this, €13.2m related to the Company's share of the commitments of its joint ventures (2009: €24.2m).

33. Directors' and senior management remuneration

        The total remuneration, including the fair value of stock option grants, paid to or accrued for directors and the senior management team during 2010 amounted to €14.1m (2009: €12.6m, 2008: €16.5m). Pension and post employment benefits for directors and the senior management team during 2010 amounted to €0.9m (2009: €1.1m, 2008: €0.8m).

        The total number of stock options granted to the managing director and the senior management team in 2010 amounted to 1.2m (2009: 1.2m, 2008: 1.2m).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions

a)    The Coca-Cola Company

        As at 31 December 2010, TCCC indirectly owned 23.2% (2009: 23.3%, 2008: 23.3%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

        TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2010 amounted to €1,372.9m (2009: €1,283.6m, 2008: €1,390.9m).

        TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €60.8m (2009: €56.9m, 2008: €45.8m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2010, such contributions totalled €48.8m (2009: €39.9m, 2008: €37.6m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2010, such contributions made by TCCC to Coca-Cola Hellenic totalled €15.8m (2009: €22.5m, 2008: €15.2m) and the contributions of Coca-Cola Hellenic to TCCC totalled €3.8m (2009: €5.5m, 2008: €7.0m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year.

        In 2010, the Group did not record any gain from the sale of property, plant and equipment to TCCC (2009: €0.2m, 2008: €1.4m).

        During the year, the Group sold €19.0m of finished goods and raw materials to TCCC (2009: €20.5m, 2008: €11.7m).

        Other income primarily comprises rent, facility and other items of €14.3m (2009: €4.4m, 2008: €2.9m) and a toll-filling relationship in Poland of €17.6m (2009: €15.0m, 2008: €18.2m). There were no other expenses related to facility costs charged by TCCC and shared costs (2009: €1.5m, 2008: €2.5m) included in operating expenses.

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

        During 2008 the Group recorded proceeds of €35.0m from the sale of the botaniQ, Römerquelle and Lanitis juice trademarks.

        During 2010 the Group purchased €4.4m of franchise rights (nil in both 2009 and 2008) and received €4.9m (nil in both 2009 and 2008) from the sale of available-for-sale assets to TCCC.

        As at 31 December 2010, the Group had a total amount due from TCCC of €53.8m (2009: €64.2m, 2008: €106.8m), of which €3.0m (2009: €6.7m, 2008: €4.5m,) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €166.0m (2009: €125.1m, 2008: €160.0m).

(b)   Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.9% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

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

        During 2010, the Group made purchases of €101.0m (2009: €58.8m, 2008: €117.5m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.7m (2009: €5.3m, 2008: €5.8m). In addition the Group recorded other income of €0.5m (2009: €0.7m, 2008: nil). As at 31 December 2010, Coca-Cola Hellenic owed €13.9m (2009: €3.6m, 2008: €12.2m) to, and was owed €1.2m (2009: €4.7m, 2008: €1.8m) by Frigoglass.

(c)   Directors

        Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)   Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2010, the Group purchased inventory from BPW amounting to €89.4m (2009: €70.0m, 2008: €104.0m) and recorded income of €0.1m (2009: €0.1m, 2008: €0.1m). As at 31 December 2010, Coca-Cola Hellenic owed €4.4m (2009: €1.7m, 2008: €4.1m) to, and was not owed any amounts (2009: €0.3m, 2008: €0.6m) by BPW.

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

Kar-Tess Holding

        As at 31 December 2010, Kar-Tess Holding owned 23.3% (2009: 29.5%, 2008: 29.5%) of the issued share capital of Coca-Cola Hellenic.

        On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited" to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2010, the Group purchased €10.8m (2009: €10.0m, 2008: €11.1m) of finished goods and other materials and had no purchases of fixed assets (2009: €0.4m, 2008: €2.6m) from the Leventis Companies. Furthermore the Group sold €0.1m of finished goods and raw materials to the Leventis Companies (2009: nil, 2008: €0.2m) and incurred rental expenses of €0.6m (2009: €2.9m, 2008: €0.4m) from the Leventis Companies. In addition during 2010 the Group incurred other expenses of €0.4m (2009: nil, 2008: nil) and recorded other income of €1.0m (2009: nil, 2008: nil) with the Leventis Companies. As at 31 December 2010, the Group owed €1.3m (2009: €2.2m, 2008: €1.1m) to, and was owed €0.8m (2009: €0.2m, 2008: nil) by the Leventis Companies.

Plias S.A. and its subsidiaries ('Plias')

        Plias is related to Coca-Cola Hellenic by way of some common shareholdings. During 2010, the Group had no purchases (2009: nil, 2008: €0.2m) of finished goods and other materials from Plias and had not recorded any income (2009: nil, 2008: €0.2m). At 31 December 2010, there were no payables to Plias S.A. (2009: €0.2m, 2008: nil) and no receivables from Plias S.A. (2009: nil, 2008: €0.6m).

Ilko Hellenic Partners GmbH ('Ilko')

        On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the 'illy' brand across Coca-Cola Hellenic's territories. During 2010, the Group received reimbursement for direct marketing expenses incurred of €0.8m (2009: €0.5m, 2008: €0.8m) and recorded other income of €0.3m (2009: €0.4m, 2008: nil). As at 31 December 2010, the receivables from Ilko were €1.4m (2009: €1.3m, 2008: €2.6m).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

Other Coca-Cola bottlers

        The Group sold €1.3m of finished goods (2009: nil, 2008: nil), purchased €0.5m of finished goods (2009: nil, 2008: nil), incurred expenses of €0.1m (2009: €0.1m, 2008: nil) and did not record any income (2009: nil, 2008: €0.1m) from other Coca-Cola bottlers over which TCCC has significant influence. At 31 December 2010, the receivables from such Coca-Cola bottlers were €0.1m (2009: nil, 2008: nil).

Other related parties

        The Group purchased €1.4m (2009: €2.1m, 2008: €3.0m) of raw materials and finished goods and €0.3m (2009: €0.2m, 2008: €0.6m) of fixed assets from other related parties. Further, the Group incurred expenses of €2.1m (2009: €1.0m, 2008: €2.6m) and recorded income of €0.2m (2009: €0.2m, 2008: €0.1m). At 31 December 2010, the Group owed €0.1m (2009: €0.4m, 2008: €0.4m) to, and was owed €0.8m (2009: nil, 2008: €0.1m) by other related parties.

        There are no significant transactions with other related parties for the year ended 31 December 2010.

35. List of principal Group companies

        The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2010	2009
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%	99.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola Beverages Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

		% ownership
	Country of registration	2010	2009
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC—Srbija A.D., Zemun(3)	Serbia	91.2%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Magyarország Kft.	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	91.2%	89.1%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.	Italy	100.0%	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(1)	Austria	33.3%	33.3%
Jayce Enterprises Limited(4)	Cyprus	—	100.0%
Killarney Mineral Water Manufacturing Company Limited(5)	Republic of Ireland	—	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%
Multon Z.A.O. Group(1)	Russia	50.0%	50.0%
Nigerian Bottling Company plc(6)	Nigeria	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Socib S.p.A(7)	Italy	—	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Softbul Investments Limited(8)	Cyprus	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

		% ownership
	Country of registration	2010	2009
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o., Surdulica(1)	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(1)
Joint venture.

(2)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(3)
On 25 June 2010, the Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija A.D., Zenum ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 90.9%. Subsequently, the Group has made additional purchases in the market bringing its stake in CCH Serbia to 91.2% as at 31 December 2010.

(4)
In 2010, Jayce Enterprises Limited was put into liquidation.

(5)
In December 2010, Killarney Mineral Water Manufacturing Company Limited was put into liquidation.

(6)
On December 14, 2010 the board of directors of the Company's subsidiary Nigerian Bottling Company plc ("NBC") announced a proposed scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC, such that it would become a wholly-owned subsidiary of the Group. The Group currently owns 66.4% of the total share capital of NBC. The transaction is subject to final approval by the board of directors and a general meeting of shareholders of NBC. If approved, this transaction is expected to be completed during the second quarter of 2011, at which time NBC would be de-listed from the Nigerian Stock Exchange. The value of this transaction is approximately €94 million and it will result in cost savings, reduce complexity and allow NBC to fully leverage the financial strength and resources of the Group.

(7)
During 2010, Socib S.p.A. was absorbed by Coca-Cola HBC Italia S.r.l.

(8)
In October 2010, Softbul Investments Limited was liquidated.

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

Notes to the Consolidated Financial Statements (Continued)

36. Joint ventures (Continued)

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

        The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2010 € million	2009 € million	2008 € million
Balance sheet
Non-current assets	317.5	298.6	315.2
Current assets	147.4	149.1	148.7

Total assets	464.9	447.7	463.9

Non-current liabilities	(10.9)	(37.1)	(35.6)
Current liabilities	(91.3)	(82.0)	(73.8)

Total liabilities	(102.2)	(119.1)	(109.4)

Net assets	362.7	328.6	354.5

Income statement
Income	256.2	243.2	309.8
Expenses	(232.8)	(235.5)	(323.1)

Net profit/(loss)	23.4	7.7	(13.3)

        In addition, the Group has an interest in six jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 32.

37. Post Balance Sheet Events

        In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The fair value of the consideration is €13.5m. The disposal resulted in the Group derecognizing €10.6m of goodwill and €21.5m of assets in its established segment.

        During the first months of 2011 the Group incurred €8.3m of restructuring costs before tax, €7.0m in its established, €0.4m in its developing and €0.9m in its emerging countries.

        The Board of Directors decided to propose to the shareholders, in the Annual General Meeting to be held on 6 May 2011, an increase of the share capital by approximately €550m, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share will be increased from €0.50 to €2.00. At the same time the share capital will be decreased by approximately €183m, through a reduction of the nominal value of the shares by €0.50 per share. As a result, the nominal value of the shares will be decreased from €2.00 to €1.50 per share, and an equal amount of capital will be proposed to be returned to the shareholders in cash. The capital return will be financed through accumulated cash and is subject to shareholder and regulatory approval.

Notes to the Consolidated Financial Statements (Continued)

37. Post Balance Sheet Events (Continued)

        On 28 February 2011 the Group announced the successful offering by Coca-Cola HBC Finance B.V. (the "Issuer") of an additional €300m 4.25% fixed rate notes due 16 November 2016 and guaranteed by the Group (the "New Notes"). The New Notes shall be consolidated and form a single series with the existing €300m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The proceeds of the issue will be used to repay the outstanding balance of the €500m 4.375% fixed rate guaranteed notes issued by the Issuer and guaranteed by the Group, which mature on 15 July 2011, and thereby extend the Group's overall debt maturity profile. The transaction was settled on 2 March 2011.