Form 20-F
period 2011-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2012-03-30
CIK 1190713

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2011
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
9, Fragoklissias Street, 151 25 Maroussi Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

          Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value €1.50 per ordinary share	New York Stock Exchange*
American Depositary Shares (ADSs), each ADS representing one ordinary share	New York Stock Exchange

*
Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

          Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

          Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2011, the close of the period covered by the annual report: 366,542,008 ordinary shares of nominal value €1.50 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

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

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes ☐    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3, "Key Information—Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2012 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, "Key Information—Risk Factors" included elsewhere in this annual report.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our financial year is January 1 to December 31. We prepare our financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements are also in compliance with IFRS as adopted by the European Union, or EU. This annual report includes our audited consolidated balance sheets as at December 31, 2011 and 2010, and the related consolidated statements of income, of other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011.

        In 2002, the European Council adopted a regulation requiring EU publicly traded companies to prepare financial statements under IFRS effective for the fiscal year commencing January 1, 2005. In line with such EU regulation, Greek legislation has provided that Greek publicly traded companies prepare their statutory financial statements in accordance with IFRS as adopted by the EU, with effect from January 1, 2005.

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

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3, "Key Information—Selected Financial Data—Exchange rate information" for historical information regarding the exchange rates between the euro and the US dollar based on the Noon Buying Rate for cable transfers as certified by the Federal Reserve Board of New York (the "Noon Buying Rate"). No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3070, being the Noon Buying Rate between the euro and the US dollar on March 15, 2012.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, adjusted EBITDA and reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA) set forth below for the five year period ended December 31, 2011 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. Our consolidated balance sheets as at December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2011, are included elsewhere in this annual report and the historical information for the years ended December 31, 2008 and 2007 is derived from the audited financial statements which are not included in this 20-F but are included in our 2008 20-F form filled on June 30, 2009. Historical information has been presented as if it was restated for the change in accounting policy (as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy") so as to be comparable with the corresponding figures of the fiscal years ended December 31, 2011, 2010 and 2009.

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

	As at and for the year ended
	December 31, 2011(1)	December 31, 2011	December 31, 2010(7)	December 31, 2009(7)	December 31, 2008(8)	December 31, 2007(8)
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$8,958.6	€6,854.3	€6,793.6	€6,543.6	€6,980.7	€6,461.9
Cost of goods sold	(5,566.3)	(4,258.8)	(4,048.6)	(3,904.7)	(4,168.7)	(3,807.7)
Gross profit	3,392.3	2,595.5	2,745.0	2,638.9	2,812.0	2,654.2
Total operating expenses	(2,780.1)	(2,127.1)	(2,095.1)	(1,996.3)	(2,352.9)	(1,953.8)
Operating profit	612.2	468.4	649.9	642.6	459.1	700.4
Profit after tax attributable to owners of the parent	351.5	268.9	426.6	402.6	230.2	470.7
Cash flow data:
Net cash provided by operating activities	1,105.3	845.7	987.9	997.2	877.3	859.8
Net cash used in investing activities	(439.7)	(336.4)	(365.5)	(342.9)	(760.5)	(709.6)
Net cash (used in) provided by financing activities	(461.8)	(353.3)	(527.7)	(1,143.3)	422.8	(256.2)
Balance sheet data:
Intangible assets	$2,545.6	€1,947.7	€1,966.9	€1,874.1	€1,918.0	€1,913.0
Share capital	718.6	549.8	183.1	182.8	182.7	181.9
Total assets	9,456.3	7,235.1	7,210.7	6,787.8	7,520.3	6,632.3
Net assets	3,807.5	2,913.2	3,060.8	2,554.9	2,882.4	3,035.9
Long-term borrowings, less current portion	2,528.4	1,934.5	1,656.4	2,101.7	2,284.9	1,585.5
Share and per share data:
Average ordinary shares outstanding(2)(3)	363,010,078	363,010,078	363,320,142	364,868,713	364,848,049	363,135,006
Cumulative shares repurchased	3,430,135	3,430,135	3,430,135	1,111,781	—	—
Profit after tax attributable to owners of the parent per ordinary share: basic(2)(3)	$0.97	€0.74	€1.17	€1.10	€0.63	€1.30
Profit after tax attributable to owners of the parent per ordinary share: diluted(2)(3)	0.97	0.74	1.17	1.10	0.63	1.29
Cash dividends declared per ordinary share(4)	—	—	—	0.30	0.28	0.25
Capital return per ordinary share(5)	0.65	0.50	—	1.50	—	—
Other operating data:
Unit cases volume	2,083.4	2,083.4	2,100.0	2,069.3	2,115.5	2,018.8
Adjusted EBITDA	$1,145.9	€876.7	€1,051.5	€1,023.1	€1,043.5	€1,064.4
Ratio of earnings to fixed charges(6)	3.7	3.7	5.9	5.9	3.2	5.7
Reconciliation of profit after tax attributable to owners of the parent to adjusted EBITDA:
Profit after tax attributable to owners of the parent	351.5	€268.9	€426.6	€402.6	€230.2	€470.7
Non-controlling interests	5.1	3.9	12.1	22.4	13.3	14.6
Tax	134.2	102.7	138.0	142.9	107.3	127.7
Share of results of equity method investments	(1.6)	(1.2)	(2.5)	1.9	(0.1)	1.6
Finance income	(12.8)	(9.8)	(7.4)	(9.4)	(16.9)	(11.7)
Finance costs(9)	135.8	103.9	83.1	82.2	125.3	97.5

Operating profit	$612.2	€468.4	€649.9	€642.6	€459.1	€700.4
Plus:
Depreciation and impairment of property, plant and equipment	517.2	395.7	387.8	360.7	365.4	354.0
Amortization of and adjustments to intangible assets	4.2	3.2	7.1	6.9	4.9	4.2
Impairment of intangible assets	—	—	—	—	189.0	—
Stock option compensation	10.6	8.1	6.7	6.4	9.3	5.8
Other non-cash items	1.7	1.3	—	6.5	15.8	—

Adjusted EBITDA	$1,145.9	€876.7	€1,051.5	€1,023.1	€1,043.5	€1,064.4

(1)
Convenience translation figures are translated at the March 15, 2012 Noon Buying Rate for euro of €1.00 = $1.3070. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
As adjusted for the bonus share issuance. Our shareholders approved on October 15, 2007 a share capital increase of €60.6 million through the partial capitalization of share premium reserve and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed the required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened for trading on an adjusted basis on November 14, 2007. The new shares were credited to the Dematerialized Securities System or SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

(3)
As adjusted for the shares repurchased. On April 30, 2009, we resolved to buy back a maximum of 5% of our paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that time, the maximum amount that might have been bought back pursuant to the program is 18,270,104 shares. Purchases under the program were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programs. The buy-back program expired on April 26, 2011. During the period from April 30, 2009 to April 26, 2011, the Company purchased 3,430,135 ordinary shares pursuant to the share buy-back program, with a value of €55.5 million.

(4)
Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The proposed dividends for the years ended December 31, 2007 to December 31, 2009 were declared and paid in the subsequent year. For the years ended December 31, 2011 and 2010, we were not required to pay a statutory minimum 2011 and 2010 annual dividend since we reported a net loss in our unconsolidated financial statements.

(5)
On September 18, 2009, we announced a proposal for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders (i.e. €1.50 per share). At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by € 548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and a new €300 million 7-year bond issue. We issued this bond in November 2009, through our 100% owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of €300 million due in 2016.

On May 6, 2011, our shareholders at the Annual General Meeting of shareholders resolved to reorganize our share capital. Our share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing share premium reserves and increasing the nominal value of each share from €0.50 to €2.00. Our share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

(6)
See Exhibit 7.1, Statement re Computations of Ratios—"Ratio of Earnings to Fixed Charges".

(7)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

(8)
Numbers presented as if they were restated for the change in the pension accounting policy (as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy") so as to be comparable with the corresponding figures of the fiscal years ended December 31, 2011, 2010 and 2009.

(9)
Finance costs for the year ended December 31, 2011 include a loss on net monetary position amounting to €7.8 million arising from our Belarusian operation. In the fourth quarter of 2011, Belarus was considered to be a hyperinflation economy.

Exchange rate information

        The table below shows the low, high, average and period-end Noon euro/US dollar Buying Rates Rate for the years 2007 to 2011. The average is computed using the Noon Buying Rate on the last business day of each month during the period indicated.

Year ended December 31,	Low	High	Average*	End of period
2007	1.29	1.49	1.38	1.46
2008	1.24	1.60	1.47	1.39
2009	1.25	1.51	1.40	1.43
2010	1.20	1.45	1.32	1.33
2011	1.29	1.49	1.39	1.30

        The table below shows the low, high, average and period-end exchange rates for euro for each month during the six months prior to the date of this annual report, using the Noon euro/US dollar Buying Rate. The Noon euro/US dollar Buying Rate between the euro and the US dollar on March 15, 2012 was €1.00 = $1.3070.

Month	Low	High	Average*	End of Period
September 2011	1.34	1.43	1.37	1.34
October 2011	1.33	1.42	1.37	1.42
November 2011	1.32	1.38	1.36	1.35
December 2011	1.29	1.35	1.32	1.30
January 2012	1.27	1.32	1.29	1.31
February 2012	1.31	1.35	1.32	1.34
March 2012 (through March 15, 2012)	1.30	1.33	1.32	1.31

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

        Since we reported a net loss in our unconsolidated financial statements, we are not required to pay a statutory minimum 2011 annual dividend. We did not pay a dividend for 2010 and we do not intend to propose the payment of a dividend for 2011. Our Annual General Meeting held on May 6, 2011 resolved on an increase of our share capital by an amount equal to €549.7 million through the capitalization of share premium reserve and an increase in the nominal value of each share from €0.50 to €2.00. The Company's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash. The capital return was financed through accumulated cash.

        The following table shows the dividend amounts paid to the holders of our ordinary shares both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Total(1)
Year	€	$(2)	€	$(2)
			(in millions)
2007	0.25	0.33	91.3	119.3
2008	0.28	0.37	102.3	133.7
2009	0.30	0.39	109.7	143.4
2010	—	—	—	—
2011	—	—	—	—

(1)
Based on the number of ordinary shares in issue as of the dividend record date.

(2)
The US dollar amounts are based on the Noon Buying Rate for euro on March 15, 2012, which was €1.00 = $1.3070.

        In November 2007, we made a share capital increase of €60.6 million through the partial capitalization of share premium reserve and the issuance of 121,033,958 new ordinary bearer shares in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each.

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

        In May 2011, we increased our share capital by €549.7 million through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. Our share capital was subsequently decreased by an amount equal to €183.2 million through the reduction of the nominal value of the shares by €0.50 per share and an equal amount of capital was returned to the shareholders in cash. Following the completion of the above, our share capital amounted to €549.7 million, divided into 366,490,952 shares of a nominal value of €1.50 each.

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

        Our bottlers' agreements with The Coca-Cola Company are fundamental to our business. The trademarked beverages of The Coca-Cola Company represented approximately 96% of our total sales volume in 2011. We produce, sell and distribute The Coca-Cola Company's trademarked beverages pursuant to standard bottlers' agreements with The Coca-Cola Company covering each of our territories. The bottlers' agreements include limitations on our degree of exclusivity in our territories and, to the extent permitted by law, on our ability to market competing brands not owned by The Coca-Cola Company in our countries outside the European Economic Area. The European Economic Area comprises the member states of the EU as well as Norway, Iceland and Liechtenstein.

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

        There can be no assurance that The Coca-Cola Company's objectives with the exercise of its rights under the bottlers' agreements will in all cases be fully aligned with our objective to realize profitable volume growth. It is thus possible that The Coca-Cola Company could exercise its rights under the bottlers' agreements to determine concentrate prices, to set maximum prices we may charge to customers and to approve only certain of our suppliers, in a manner that would make it difficult for us to achieve our financial goals.

Kar-Tess Holding and The Coca-Cola Company have substantial influence over the conduct of our business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding currently owns approximately 23% and The Coca-Cola Company currently indirectly owns approximately 23% of our outstanding share capital. The Coca-Cola Company holds its shares through five companies which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. On December 6, 2010, Kar-Tess Holding transferred 22,453,254 shares representing 6.13% of our outstanding shares by transferring its wholly owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited", to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or who were nominated by such ultimate beneficial owners of Kar-Tess Holding. No such entity or individual owns individually more than 2% of our outstanding share capital. In connection with the acquisition of Coca-Cola Beverages plc in August 2000, Kar-Tess Group, of which Kar-Tess Holding is the sole remaining member, and The Coca-Cola Company Entities, entered into a shareholders' agreement that governs certain aspects of their relationship. Kar-Tess Holding and The Coca-Cola Company Entities have agreed to maintain their combined shareholdings until January 2014 at no less than 44% of our outstanding share capital (and at no less than 40% of our outstanding share capital thereafter, until expiration of the shareholders' agreement in December 31, 2018). Kar-Tess Holding and The Coca-Cola Company Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of our outstanding share capital (and at no less than 20% of our outstanding share capital thereafter until expiration of the shareholders' agreement). Under their shareholders' agreement, Kar-Tess Holding and The Coca-Cola Company Entities have also agreed that, based on a twelve member board of directors, The Coca-Cola Company would be represented by two directors and Kar-Tess Holding would be represented by four directors. Kar-Tess Holding and The Coca-Cola Company Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on our board of directors in the event that the number of directors increases or decreases. Kar-Tess Holding and The Coca-Cola Company Entities have agreed to nominate the remaining directors jointly. Our board of directors currently consists of twelve members. No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, the parties may jointly agree to terminate the shareholders' agreement at any time, which would also be terminated if we cease to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties upon three months written notice.

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

        We derive the majority of our revenues from the production, sale and distribution of the trademarked beverages of The Coca-Cola Company. The Coca-Cola Company owns the trademarks of these products and has primary responsibility for consumer marketing and brand promotion. The profitable growth of our existing brands depends in part on The Coca-Cola Company's consumer marketing activities, including The Coca-Cola Company's discretionary contributions to our annual marketing plan. The expansion of our family of brands depends to a considerable extent on The Coca-Cola Company's product expansion strategy, particularly with respect to new brands. If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new still and water beverages, these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate. This would, in turn, lead to a decline in our share of the non-alcoholic ready-to-drink beverages market and sales volume and adversely affect our growth prospects.

We depend on The Coca-Cola Company to protect its trademarks.

        Brand recognition is critical in attracting consumers to our products. In each country in which we operate, The Coca-Cola Company owns the trademarks of all of its products which we produce, distribute and sell. We rely on The Coca-Cola Company to protect its trademarks in the countries where we operate, which include some countries that offer less comprehensive intellectual property protection than the United States and the EU. The trademarked beverages of The Coca-Cola Company represented approximately 96% of our total sales volume in 2011. If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and lead to a significant decrease in the volume of our sales of trademarked beverages of The Coca-Cola Company, which would materially and adversely affect our results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects our business.

        Beverage Partners Worldwide is a joint venture between The Coca-Cola Company and Nestlé S.A. Our efforts to expand our presence in the combined still and water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of our Nestea ready-to-drink tea products comprised approximately 5% of our total sales volume in 2011. We depend on The Coca-Cola Company to protect our interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects our business, then our net sales revenue may decline dramatically. There can be no assurance that we would be able to replace any Beverage Partners Worldwide products that are removed from our product portfolio as a result of such dissolution or alteration.

Risks relating to the non-alcoholic ready-to-drink beverages industry

Weaker consumer demand for sparkling beverages could harm our revenues and profitability.

        At the present time, our revenues and profitability remain substantially dependent upon sales of our core sparkling beverages, particularly in our established countries that have witnessed a decrease in per capita consumption in recent years. This weakening of consumer demand for sparkling beverages can be explained, in part, by demographic trends. Teenagers and young people account for the majority of sparkling beverages consumption in our established countries. Currently these countries are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume sparkling beverages.

        Another trend adversely affecting growth in sparkling beverages consumption in our established countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive still and water beverages such as juices, waters, ready-to-drink teas, sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of some of these alternative beverages is growing at a faster rate than consumption of sparkling beverages. While this trend is most pronounced in our established countries, it also exists to some extent in our developing and emerging countries. If this trend toward alternative beverages becomes more prevalent in our developing and emerging countries, it could materially and adversely affect our prospects for future profitable growth in the sparkling beverages category.

        If any of these trends impedes profitable growth in consumption of our core sparkling beverages brands, our business and prospects would be severely impacted.

Our growth prospects may be harmed if we are unable to expand successfully in the combined still and water beverages category.

        We believe that the combined still and water beverages category offers significant growth potential. We intend, together with The Coca-Cola Company, to continue to expand our product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees. Expanding our presence in this highly competitive category will require The Coca-Cola Company to invest significantly on consumer marketing, brand promotion and/or brand acquisition and us to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that The Coca-Cola Company will successfully develop and promote new still and water beverage brands or that we will be able to increase our sales of new still and water products. If we are unable to continue to expand in the combined still and water beverages category, then our growth prospects may be materially and adversely affected.

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

        A substantial proportion of our operations, representing approximately 59% of 2011 net sales revenue, is carried out in emerging and developing countries. Operations in these markets are subject to the customary risks of operating in emerging and developing countries, which include potential political and economic uncertainty, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations and changes in government policy. Such factors could affect our results by causing interruptions to operations or by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. Financial risks of operating in emerging and developing countries also include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and country default resulting from significant deficits as well as other factors. These circumstances could adversely impact our business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of our emerging and developing countries materially impacted our results over the past years. Due to our specific exposure, these factors could affect us more than our competitors with less exposure to emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors.

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

        The non-alcoholic ready-to-drink beverages market is highly competitive in each of our countries. We compete with, among others, bottlers of other international or regional brands of non-alcoholic ready-to-drink beverages, some of which are aggressively expanding in some of our territories. We also face significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by our competitors, or other changes in the competitive environment in our markets may cause a reduction in the consumption of our products and in our market share, and may lead to a decline in our revenues and/or an increase in our marketing or investment expenditures, which may materially and adversely affect our results of operations. Competitive pressure may also cause channel and product mix to shift away from our more profitable packages and channels, for example the immediate consumption channel.

        In particular, we face intense price competition, especially in our emerging and developing countries, from producers of local non-premium non-alcoholic, ready-to-drink beverage brands, which are typically sold at prices lower than ours. In addition, we face increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than ours, especially in countries with a highly concentrated retail sector. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system. The entry into the EU of all but one of our developing countries, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other EU countries. In addition, the enlargement of the EU could lead to increased imports by wholesalers and large retailers of products produced and sold by us in any of these countries for resale at lower prices in our other territories, particularly our established countries, where the prices of our products are generally higher than in most of our developing countries. While this practice would not affect our sales volume overall, it could put pressure on our pricing in the countries that receive such imports of lower priced products.

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

        We believe that such concentration increases the bargaining power of large retailers and wholesalers. Our products compete with other non-alcoholic ready-to-drink beverage brands for shelf space in retail stores and with other fast-moving consumer goods for preferential in-store placement. Our retailer and wholesaler customers also offer other products, sometimes including their own brands that compete directly with our products. These large retailers and wholesalers could use their increasing market power in a way that could lower our profitability and harm our ability to compete.

Changes in how significant customers market or promote our products could reduce sales volumes.

        Our revenue is impacted by how large retailers, such as supermarket, hypermarket chains and independent wholesalers, market or promote our products. Revenue may, for example, be negatively impacted by unfavorable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Brand image may be negatively affected by aggressive price positioning close to that of non-premium products and private labels. Although we seek to engage our large retail and independent wholesale customers to achieve favorable product placement and in the development and implementation of marketing and promotional programs, our sales volumes, revenues and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of our products. In addition, there can be no assurance that our large retailer and independent wholesaler customers, who often act for us, our competitors and themselves, will not give our competitors, or their products, higher priority, thereby reducing their efforts to sell our products.

Risks relating to prevailing economic conditions

The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which we operate could have a material adverse effect on our business.

        Greece, which accounted for approximately 6% of our unit case sales volume and approximately 8% of our net sales revenue in 2011, is currently facing a severe economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic prospects have led to sequential downgrades during 2010, 2011 and 2012 by Standard & Poor's Ratings Services of Greece's sovereign credit ratings to SD. Additionally, in March 2012, Moody's Ratings Services downgraded Greece's sovereign credit rating to C. As a condition of the second European Monetary Union / International Monetary Fund rescue package announced on February 20, 2012, Greece has committed to further aggressive and wide-ranging fiscal retrenchment during 2012, including increases in taxation. The magnitude of fiscal adjustments to which Greece has agreed, and any further measures which may be required, are likely to continue having a significant negative effect on economic activity in Greece. The Greek economy contracted by 7.5% in 2011, the fifth consecutive year that the economy has been in recession. Greek GDP has declined by a sixth since 2006, unemployment has tripled over that period to 20.7%, and these negative trends are expected to continue during 2012, taking a heavy toll on disposable income, spending and debt repayment capacity for the Greek private sector, which has had and will continue to have a material adverse effect on our business. In addition, the possibility that Greece could default on its sovereign obligations, and the consequent effect on its ability to remain part of the eurozone, cannot be entirely ruled out. Such an event could have severe adverse consequences for the Greek economy and our company, the magnitude of which is difficult to predict.

        Other countries in which we operate also face difficult economic conditions as a result of restrictive fiscal measures imposed in response to the sovereign debt crisis. Italy accounted for approximately 15% of our unit case sales volume in 2011. In May 2010 and 2011, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. The Republic of Ireland accounted for approximately 2% of our unit case sales volume in 2011. In November 2010, the Irish government agreed a rescue package with the European Union and International Monetary Fund that continues to require severe fiscal austerity. Such measures are likely to negatively impact GDP and employment. The sovereign debt crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of our local operations and on a consolidated basis.

        These measures are likely to reduce disposable income and discretionary spending by customers in our countries of operation located within the EU, and adversely affect the tourism industry. This has resulted and may continue to result in reduced demand for our products. Further, the governments' fiscal measures have resulted and may continue to result in increased taxation on our business, which would reduce our profits. Finally, the European sovereign debt crisis has created a downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which will further depress our profit margins if we are unable to recover these additional operating costs from our customers through market-based activities. Any one or a combination of these factors may have a material adverse effect on our results of operations and final condition.

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

        Consumers' disposable income have come under pressure in several of our key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally, have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of our key markets may be adversely affected for an indeterminate period of time.

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

        Further fiscal measures may continue to result in increased taxation on our business, which would reduce our profits. Governments may also enact or increase taxes that apply to the sale, or production, of our products. In Greece, effective from September 1, 2011 value added tax in non-alcoholic beverages and juices, except for the mineral water, increased from 13% to 23%. At the end of 2011, in Italy value added tax increased by 2% and an additional increase of 2% is scheduled for September 2012 bringing value added tax to 23%. In 2011, Hungary introduced a tax on consumption of beverages with sugar and caffeine content higher than a specific amount, which affects the cost to consumers for some of our products. In addition, in Ireland effective from January 2012, value added tax increased by 2% to 23%, and in Czech Republic value added tax increased by 4%, effective from January 2012, and a further 3.5% increase is scheduled for January 2013. Higher taxes on the sale of our products, in the form of excise or other consumption taxes, could lead to increased prices, which in turn may adversely affect the sale and consumption of our products and reduce our revenues and profitability. Government imposed deposits or taxes on glass and/or metal packaging material, and/or other materials used in our business, would also reduce our profitability.

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

        Demand for our products is affected by weather conditions in the countries in which we operate. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of our countries, increased tourist activity. As a result, unseasonably cool temperatures in our countries or reduced tourist activity in certain countries during the summer season could adversely affect our sales volume and the results of our operations for the year.

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

        We increasingly rely on information technology, or IT, systems to process, transmit and store electronic information. For example, our production and distribution facilities and inventory management all utilize IT to maximize efficiencies and minimize costs. Furthermore, a significant portion of the communication between personnel, customers and suppliers depends on IT. We also rely on IT services provided by third party providers for some of our IT needs.

        If we do not allocate and effectively manage the resources necessary to build and sustain the proper IT infrastructure, we could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. Challenges relating to the building of new IT structures can also subject us to certain errors, inefficiencies, disruptions and, in some instances, loss of customers. Our IT systems, and the systems of our third party IT service providers may also be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although we have security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, such measures may not have been effectively implemented or may not be adequate to ensure that our operations are not disrupted.

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

        Although the risk of such disruptions is particularly acute in our emerging countries, where distribution infrastructure is relatively undeveloped, our developed and established country operations are also subject to such risks. In Greece, for example, which is one of our key markets, general transportation strikes in 2010 limited our ability to fulfill customer orders for several weeks, particularly in our higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

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

        Water, in particular, is the main ingredient in substantially all of our products. As demand for water continues to increase around the world and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints. Sugar is also a primary ingredient in many of our products and has recently experienced significant price increases and volatility.

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

        In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase our operating costs, which will depress our profit margins if we are unable to recover these additional operating costs from our customers. Although supply agreements and derivative financial instruments can protect against increases in raw material and commodities costs, they cannot provide complete protection over the longer term. Moreover, since hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery, it is possible that we may become locked into prices that are ultimately higher than the actual market price at the time of delivery.

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

Increases in the cost of energy could affect our profitability.

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

        The currencies of Nigeria, Ukraine, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These countries represented approximately 12% of our net sales revenue in 2011. In countries where the local currency is convertible only within prescribed limits or for specified purposes, it may be necessary for us to comply with exchange control formalities and to ensure that all relevant permits are obtained before we can repatriate profits of our subsidiaries in these countries. Such controls may have a material adverse effect on our profitability or on our ability to repatriate profits that we earn out of these countries.

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

        In addition, the trend toward increased consumer focus on health and fitness, as well as public concerns about obesity, have in recent years led to the consideration by governments of new taxes on certain food and beverage products, including sugar-sweetened beverages. In 2011, Hungary introduced a tax on the consumption of beverages with sugar or caffeine content higher than a specific amount, which increased the cost to consumers for some of our products. Possible new taxes on sugar-sweetened or caffeinated beverages in the countries in which we operate may reduce demand for our products, which could affect our profitability.

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

        The principal trading market for our ordinary shares is the Athens Exchange. The Athens Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling our ordinary shares, especially in large numbers. In 2011, the average daily trading volume on the Athens Exchange was approximately €80.9 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €5.4 million. By comparison, in 2010, the average daily trading volume on the Athens Exchange was approximately €139.4 million and the average daily trading volume of our ordinary shares on the Athens Exchange was approximately €6.2 million.

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

        The rights provided to our shareholders under Greek corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a US company under applicable US federal and/or state laws. For example, only shareholders holding a minimum of 5% of our share capital may ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Furthermore, we will generally be exempt from the US Securities Exchange Act of 1934 rules regarding the content and furnishing of proxy statements to our shareholders. Under Greek corporate law, shareholders are also unable to initiate a derivative action, a remedy typically available to shareholders of US companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves. In addition, a majority of more than 80% of our shareholders may release a director from any liability, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that two years have lapsed since the cause of action arose against such director. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty. Our directors, officers and principal shareholders will also be exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934. However, these persons are and will continue to be required to comply with applicable Greek legislation prohibiting insider dealing. Finally, Greek corporate law imposes a particular set of restrictions on the ability of a Greek company to repurchase its own shares, which could be more restrictive than the share repurchase regime applicable to US companies, and does not provide for any kind of appraisal rights in the case of a business combination.

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

        On December 11, 2008, we acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola franchise bottler in Italy. The franchise territory of Socib S.p.A. covered the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which included the assumption of debt of €38.9 million.

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

        During 2011, we acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o., bringing our interest in these subsidiaries to 100%. In addition, during 2011 we increased our share in A.D. Pivara Skopje, which we jointly control with Heineken, by acquiring together with Heineken 41.2% of the remaining non-controlling interests. After the acquisition we own 48.24% of the voting rights of A.D. Pivara Skopje and control jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje.

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

B.    Business Overview

Overview

Our business and our products

        Our business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under franchise from The Coca-Cola Company. In addition we bottle and distribute beer in Bulgaria and the Former Yugoslav Republic of Macedonia and we distribute a selected number of premium spirit brands in certain central and eastern European operations (refer to Item 4, "Business Overview—Our products" for details). We are one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 575 million people (including our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in Bulgaria and the Former Yugoslav Republic of Macedonia). In 2011, we sold approximately 2.1 billion unit cases, generating net sales revenue of €6.9 billion.

        Our products include sparkling and still beverages and water. The combined still and water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In 2011, the sparkling beverages category accounted for 68% and the combined still and water beverages category accounted for 32% of our sales volume, as compared, respectively, to 66% and 34% in 2010. We offer our products in a range of flavors and package combinations which vary from country to country.

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

        Under our bottlers' agreements with The Coca-Cola Company, we have the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of our territories. Sales of products of The Coca-Cola Company represented approximately 96% of our total sales volume in 2011, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 40% of our total sales volume. In addition to Coca-Cola, our other core brands include Fanta, Sprite, Coca-Cola light (which we sell in some of our countries under the Diet Coke trademark) and Coca-Cola Zero. Our core brands together accounted for approximately 62% of our total sales volume in 2011. We also produce, sell and distribute a broad family of brands of other sparkling, still and water beverages which varies from country to country. Together with The Coca-Cola Company, we are committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in our markets.

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

Our strengths

World's leading brands

        We produce, sell and distribute Coca-Cola, the world's leading brand of non-alcoholic ready-to-drink beverages in terms of sales volume and the world's most recognized brand. The other brands licensed to us by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (Diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world's five best selling non-alcoholic ready-to-drink beverages in terms of sales volume.

Substantial scale benefits

        We are the second largest independent bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and the second largest in terms of volume. We operate in 28 countries with a total population of approximately 575 million. Our scale offers significant opportunities arising from the sharing of knowledge and best practices across our countries, procurement savings, and coordination and optimization of investment planning, including capital expenditure.

Key bottler of The Coca-Cola Company

        We are one of The Coca-Cola Company's key bottlers, reflecting our strategic importance within the Coca-Cola bottling system. We work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value to our shareholders over the long-term.

Balanced portfolio of markets

        Our established and emerging countries provide us with a stable source of revenues and cash flow, while our developing and emerging countries provide us with significant growth opportunities. This balance allows us to minimize external financing of our long-term growth and limit our exposure to the effects of potential economic or political instability in some of our countries.

Significant markets with high growth potential

        We believe that many of our developing and emerging countries are underdeveloped in terms of sparkling and still beverages and water consumption. As the beverage of choice in our emerging and developing countries continues to evolve from tap water and homemade drinks towards branded sparkling and still beverages and water, we believe that we are well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but countries such as Nigeria generally have a more favorable demographic profile for sparkling beverages consumption since there are larger numbers of young people who generally consume more sparkling beverages and the population growth rate in Nigeria is much higher than in our established and developing countries.

Modern business infrastructure

        Since 2001, we have invested approximately €4.5 billion in property, plant and equipment, to modernize our plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, we believe that we have the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of our products, especially the more profitable single-serve packages.

        We plan to build 20 combined heat and power units across our Group. In cooperation with third-party developers with worldwide expertise on combined heat and power generation, we are rolling out this initiative to enhance our CO2 emissions profile and increase our plants' energy efficiency. Seven cogeneration plants are currently in operation in Italy, Hungary, Northern Ireland, Romania and Nigeria, achieving CO2 emission reductions of 75,000 tons per annum. Another three plants will become operational within 2012. Once the project is completed, CO2 emission reduction is expected to reach approximately 200,000 tons per annum.

Large and skilled sales force

        We believe that we have one of the largest and best-trained sales forces in the non-alcoholic ready-to-drink beverages industry in each of our countries. This allows us to work closely and develop strong relationships with our customers.

Experienced management

        Our senior management team has extensive experience in the non-alcoholic ready-to-drink beverages industry. This provides us with strong knowledge of the industry, familiarity with our customers, and understanding of the development, manufacture and sale of our products.

Our strategy

        Our strategic objective is to maximize shareholder value over time. Our management uses the below key measures to evaluate our performance: volume, market share, net sales revenue per unit case, adjusted EBITDA, free cash flow and return on invested capital, or ROIC. For further details on our calculation of ROIC, refer to Item 5, "Operating and Financial Review and Prospects".

        In order to achieve this objective we have devised a strategy based on the following four strategic pillars:

  •
  Community Trust: caring for the communities we live and operate in by adding value, which helps us win their trust, loyalty and build a long-lasting reputation for our business;

  •
  Consumer Relevance: refreshing our consumers and catering to their evolving needs and preferences;

  •
  Customer Preference: developing our markets by delivering superior services to our customers; and

  •
  Cost Leadership: improving efficiency and optimizing use of capital, while driving overall cost efficiency throughout our organization.

        A key enabler of our four strategic initiatives is building people capabilities, ensuring that we have talent in key positions throughout the organization and investing in our people to drive a high performance mindset.

Caring for the communities in which we live and operate.

        We understand that sustainable growth for our business goes hand in hand with sustainable development for our communities. We are deeply committed to creating value for these communities and building our reputation as a trusted partner and a force for positive change.

        We remain committed to leading initiatives aimed at wastewater treatment, energy, efficiency and climate protection and efforts aimed at reducing the amount of raw materials used in our packaging. At the same time we continue to promote active lifestyles, encourage community and volunteer work and support road safety.

Refreshing our consumers and catering to their evolving needs and preferences

        Consumer needs and demands are constantly evolving throughout our markets. In order to remain relevant to our consumers we establish clear category and brand priorities and define focused objectives. We drive innovation by continuously building on our strong family of brands and introducing new flavors and packages, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. For example, in many of our markets where adults are a growing segment of our consumer base, we have launched several product innovations to ensure we meet their expectations. We have launched Coke Zero, a full-flavor no-calorie Coca-Cola beverage highly popular among adult consumers, in 19 out of our 28 markets. In addition, by undertaking the distribution of a select number of premium spirit brands, we are well placed to capitalize on an increasingly important consumption opportunity: the attractiveness of our products as mixers with premium spirits in restaurants and other "immediate consumption" occasions.

        Our blueprint for ensuring ongoing consumer relevance can be summarized in a simple formula: availability; affordability; acceptability; activation; and attitude.

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

        Attitude is about the way our sales representatives and our people behave every day in their interactions with our customers ensuring that we meet their needs with an objective to become the preferred supplier of choice.

Developing our markets by delivering superior customer services

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of our markets. At Coca-Cola Hellenic, our response has been to re-emphasize "customer preference" as a core value of our business. This means building true partnerships that create sustainable value and profitable growth for our business and our customers across all key channels. By finding new ways to win together in the marketplace, we aim to be the preferred supplier to all of our customers. To achieve this, we have adopted a comprehensive set of initiatives designed to build collaborative customer relationships and ensure excellent execution.

        In order to ensure that we are executing in ways that drive consumer relevance and revenue growth, we have developed a dynamic strategic tool that we call "OBPPC" (Occasion, Brand, Price, Package, Channel), which we have turned into an integral part of our business: for each consumption occasion, we offer relevant brands and in appropriate packages, at the right price, in the target channel. This dynamic strategic tool, when backed by rigorous market research and innovative in-store solutions, is a powerful way for identifying and capturing untapped opportunity in the markets we serve. We begin by conducting a detailed analysis of the shopping experience: the different occasions that motivate consumers to shop, the retail customer environment and the product offering in a market outlet. From this, we gain insights about brand, package and price offers that best suit the consumer's specific needs and, based on those, we develop in-store executions for that channel that will grow revenue both for our customers and for our business. Finally, we assess the results and adjust execution strategies accordingly.

        In addition, we recently introduced the concept of joint value creation with key customers, which is built on the premise that beverages offer significant growth not only for us, but also for our retail customers. We have also established customer care centres that provide a single and efficient point of contact between the customers and ourselves leading to improved satisfaction scores.

        Finally, our execution in the marketplace is enhanced through another recent initiative titled "Hellenic Good Morning!" whereby our sales force teams in each country meet on a daily basis, set key targets for each day, review results from the previous day and reward best performers.

        The level of our execution success in the market is monitored and improved through a pioneering 360 degree process which consists of creating the plan of success for each channel, defining the standards for execution excellence, tracking actual performance through market surveys then coaching our sales force while rewarding successful performance.

Improving efficiency and optimizing use of capital, while at the same time driving cost efficiency throughout our organization

        We have benefited from the increase in the size of our company over the past years:

  •
  by centralizing our strategic procurement function, we have been able to reduce our raw materials and packaging costs; and

  •
  by implementing best practices across the company, we have been able to improve our manufacturing, sales and distribution systems.

        We intend to continue taking advantage of these benefits of scale to improve the efficiency of our operations. In 2011, we began the implementation of our shared services project, with certain finance and human resources processes in three of our operations. We plan to roll-out shared services to our other markets in the coming years. We will continue to balance investment in new production and distribution infrastructure with improved utilization of existing capacity. We also continue to invest in advanced IT systems in some of our markets to enhance productivity.

        At the same time, we continue to manage our capital expenditure carefully by focusing our investment on more profitable areas of our business, such as cold drink equipment for use in the immediate consumption channel.

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

        Besides making sound allocation of our capital resources, we constantly monitor our prevailing cost base and seek to manage our operating expenses, a critical element for our long-term strategy for market leadership and sustainable growth. At the heart of this strategy are our ongoing efforts to create a cost management mindset and nurture a culture of cost ownership throughout the organization. Encouraging all of our people to "act like owners" of the business is an important element in creating a cost base that will not only be competitive in the context of our industry, but also sustainable in the long-term.

        Finally, our IT infrastructure, especially following the roll-out of SAP Wave 2, will act as a critical enabler in achieving all of the above cost leadership initiatives.

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

        In 2011, sparkling beverages of The Coca-Cola Company accounted for 68% of our sales volume, still and water beverages of The Coca-Cola Company, principally Bonaqua, Dorna and Valser waters, Cappy juices, PowerAde, together with Nestea, licensed to us by Beverage Partners Worldwide, accounted for approximately 28% of our sales volume. In 2011, other beverages, principally our Amita juices and Avra waters, accounted for approximately 4% of our sales volume. The following table sets forth our top five brands in 2011 in terms of sales volume as a percentage of our total sales volume:

Sales volume in 2011 as a percentage of total sales volume
Coca-Cola	40%
Fanta	10%
Sprite	6%
Bonaqua/Bonaqa	5%
Nestea	5%

66%

        We offer our beverages in both refillable and non-refillable packages and in a range of flavors designed to meet the demands of our consumers. The main packaging materials for our beverages are PET (polyethylene terephthalate, a plastic resin), glass and cans. In addition, we provide fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished sparkling, still and water beverages to consumers in cups or glasses. The following table sets forth some of our products, including products that The Coca-Cola Company and third parties have licensed to us, products that we own and third party products that we distribute.

Products licensed from The Coca-Cola Company (sparkling)	Products licensed from The Coca-Cola Company (still and water)	Products licensed from third parties	Our own products	Third party products distributed by us
Coca-Cola/Coke	Bankia	Almdudler	Amita	Amstel(9)
Coca-Cola light/Coke	Bistra	illy(4)	Avra	Appletiser
light/Diet Coke	Bonaqa/Bonaqua/	Joy	Deep River Rock	Asti Martini(10)
Coca-Cola Zero/Coke	Bon-Acqua	Magic Summer	Fruice	Bacardi(10)
Zero	botaniQ(1)	Nestea(5)	Frulite	Bacardi Breezer(10)
Cherry Coca-Cola/	Cappy	RIO	Lanitis Milk	Bombay Sapphire(10)
Cherry Coke	Diva	Sens	Lyttos	Canada Dry
Coca-Cola light with	Dobry/Dobriy	Tuborg Soda(6)	Next(8)	Chambord(12)
lemon/Diet Coke	Dobriy Mors	Tuborg Tonic Water(6)	Su-Voce(8)	Cointreau(3)
with lemon	Dorna		Tanora	Cutty Sark(13)
Vanilla Coke	Eva		Zelita	el Jimador(12)
Fanta	Enviga		Tsakiris snacks	Famous Grouse(13)
Fanta light	Felicia(2)		Kykkos	Feldschlösschen(14)
Fanta Zero	Five Alive			Finlandia(12)
Sprite	Jurassic Well			Gentleman Jack(12)
Sprite light	Kropla Beskidu			Heineken(9)(14)
Sprite Zero	Kropla Mineralów			Highland Park(13)
Ali	Lanitis Juice			Herradura(12)
Bajoru Gira	Lilia(2)			Jack Daniel's(12)
Beverly	Lilia Frizzante(2)			Kaiser(9)
Burn	Matúsov Pramen			Louis XIII(3)
BPM	Mickey Mouse			Martini(10)
Dr. Pepper	Minute Maid			Master(9)
Frisco	Multivita			MB Pils(9)
Fruktime	NaturAqua			Metaxa(3)
Gladiator	Nico			Monster(7)
Kinley	Oasis			Pago
Krest	Olimpija			Pepe Lopez(12)
Krushka & Bochka Kvass	Poiana Negri			Rivella(14)
Lift	PowerAde			Remy Martin(3)
Lilt	Real			Rezangyal(11)
Limca	Rich			Schlossgold(9)
Linnuse	Römerquelle			Southern Comfort(12)
Mezzo Mix	Rosa			St Remy(3)
Nalu	Solaria(2)			The Macallan(13)
Pilskalna	Sveva(2)			Vittel
Relentless	Toka(2)			Woodford Reserve(12)
Schweppers	Valser
Ultra	Yasli-Sad
Viva

(1)
We acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on September 4, 2007. The trademark was sold on February 29, 2008 to the Multon Z.A.O. group, a joint venture operated by The Coca-Cola Company and ourselves.

(2)
These brands were originally owned by Fonti del Vulture S.r.l., a water company in Italy, which we purchased jointly with The Coca-Cola Company in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to The Coca-Cola Company.

(3)
We distribute Remy Cointreau products in Ukraine pursuant to a distribution agreement entered into in June, 2010.

(4)
We sell and distribute premium ready-to-drink coffee under the illy brand across several of our territories under distribution agreements with Ilko Coffee International Srl.

(5)
We produce, sell and distribute Nestea under a license from Beverage Partners Worldwide.

(6)
We produce, sell and distribute Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(7)
We distribute Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010. In addition, we distribute Monster products in Bulgaria pursuant to a distribution agreement entered into in November 2010. Further, we distribute Monster products in Austria and Switzerland pursuant to a distribution agreement entered into in August, 2010, in Greece and Cyprus pursuant to a distribution agreement entered into in February, 2011 and in Estonia, Latvia and Lithuania pursuant to a distribution agreement entered into in June, 2011.

(8)
These brands are owned by Fresh & Co, a juice company in Serbia which we purchased jointly with The Coca-Cola Company in March 2006.

(9)
We distribute Heineken products in the south-west region of the Republic of Ireland and the Former Yugoslav Republic of Macedonia. In March 2008, we entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)
We distribute Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June, 2008.

(11)
We distribute Rezangyal products in Hungary pursuant to a distribution agreement signed in June, 2010.

(12)
We distribute Brown-Forman products in Hungary, Ukraine, Serbia/Croatia and Russia pursuant to distribution agreements entered into in January 2006, April 2008, August 2009 and October 2010, respectively.

(13)
We distribute the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March, 2010 and in Bosnia pursuant to distribution agreements entered into in June, 2011.

(14)
We distribute Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

Our operations

        Our territories encompass whole countries except Italy, where our territory excludes Sicily, and Northern Ireland, which is the only region of the United Kingdom in which we operate.

        The following table illustrates certain key economic indicators for the countries within each segment for 2011.

	Our total (sparkling and non-sparkling) volume (million unit cases) in 2011(1)(2)	Country (or, if different, territory) population (million) in 2011(3)	GDP per capita ($) in 2011(4)
Established:
Italy (excl. Sicily)	312.6	55.6	33,959
Greece	125.8	11.2	27,875
Switzerland	84.7	7.8	84,983
Austria	75.2	8.4	50,504
The Republic of Ireland and Northern Ireland	70.2	6.4	46,004
Cyprus	15.5	0.8	31,435

Established countries(5),(6)	684.0	90.2	40,009
Developing:
Poland	173.5	38.1	13,967
Hungary	86.1	10.0	14,808
Czech Republic	58.4	10.5	20,925
Croatia	26.8	4.4	14,529
Slovakia	25.4	5.4	17,889
Lithuania	8.3	3.3	13,190
Latvia	7.6	2.2	12,226
Slovenia	7.0	2.0	25,939
Estonia	6.6	1.3	16,880

Developing countries(5),(6)	399.7	77.3	15,611
Emerging:
Russian Federation	335.7	142.4	13,236
Nigeria	185.2	160.3	1,541
Romania	160.7	21.4	8,666
Ukraine	93.6	45.6	3,575
Serbia and Montenegro	83.0	8.0	6,298
Bulgaria	56.3	7.5	7,243
Belarus	29.5	9.4	6,118
Bosnia and Herzegovina	17.9	3.9	4,715
Former Yugoslav Republic of Macedonia	10.0	2.1	5,012
Armenia	6.6	3.3	3,048
Moldova	5.5	3.6	2,022

Emerging countries(5),(6)	984.0	407.5	6,598

All countries(5),(6)	2,067.7	575.0	13,052

Plus: Exports	15.7

All countries (reported)	2,083.4

Sources: Information on country or territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, September 2011, except for the population of our Italian territory and Northern Ireland. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency.

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

(5)
Population-weighted average for all territories in the category were used for the GDP per capita calculation.

(6)
Exports are not included in the volume

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

        Macroeconomic and trading conditions have deteriorated significantly in our established markets in the last two years. The ongoing sovereign debt crisis in the European Union and particularly in the Eurozone has resulted in a slowdown and, in many cases, a contraction in the real GDP of our established markets. At the same time, deteriorating consumer confidence and rising unemployment had an adverse impact on consumer demand. Net sales revenue declined by 1% in 2011 compared to 2010, as the benefits from our revenue growth initiatives and favorable currency movements were more than offset by lower volume, particularly in Greece.

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

        We have taken certain initiatives to consolidate our production network by rationalizing facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The established countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria, Italy and Greece (refer to note 20 to our consolidated financial statements).

        Net sales revenue in our established countries amounted to €2,927.8 million in 2009, €2,834.6 million in 2010 and €2,807.0 million in 2011, which accounted for 44.7%, 41.7% and 41.0% of our total net sales revenue in 2009, 2010 and 2011, respectively.

Italy

        Our business in Italy encompasses the manufacture and distribution of the products of The Coca-Cola Company, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with The Coca-Cola Company in July 2006. In December 2008, we acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. In February 2011, we sold Eurmatik S.r.l., a direct full service vending company acquired in May 2007. Our franchise territory in Italy encompasses over 90% of the Italian population. We believe that we are one of the largest bottlers of non-alcoholic ready-to-drink beverages in the territory and the leader in the sparkling beverages category in terms of sales volume.

        We achieved a sales volume of 320.3 million unit cases, including exports, in 2011, a decrease of 0.8% compared to 2010. Sparkling category volume declined by 0.3% and combined still and water category volume decreased by 2.1% in 2011. Difficult economic conditions in Italy negatively impacted consumer confidence and household spending. In addition, unemployment increased to 8.9% at the end of 2011, with youth unemployment reaching 31%, a level that is the highest in many years and among the highest in Europe. At the end of 2011, after the Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a critical austerity bill, including a value added tax increase of 2% and an additional increase of 2% scheduled for September, 2012, intended to reduce the country's fiscal deficit to 3% or less of GDP by 2012. These measures are likely to negatively impact GDP and employment in the short and medium term, which could adversely affect the results of our operations.

        During 2011, we completed the installation of solar panels at all of our production facilities in Italy.

Greece

        We have operated in Greece since 1969 and believe that we are the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the sparkling beverages category in Greece in terms of sales volume. Our strength in the Greek sparkling beverages category has been complemented by our success in the Greek combined still and water beverages category, where we are the leading producer of fruit juices with our Amita and Frulite brands and water with our Avra mineral water and Lyttos brands. Immediate consumption channels, including those associated with the tourism industry, are particularly important for our business in Greece. The Greek market is very fragmented and thus we sell the majority of our products to wholesalers and distributors, which distribute our products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts.

        We achieved a sales volume of 126.0 million unit cases, including exports, in 2011. Our total sales volume decreased by 11.9% compared to 2010, with a steeper decline in the fourth quarter. The adverse economic environment, the negative impact from the numerous waves of austerity measures (including pension and salary reductions, imposition of solidarity tax and additional real estate tax) that reduced disposable income further and led to a strong decline of private consumption, as well as the increase of value added tax from 13% to 23% since September, 2011 has significantly reduced our profitability, despite our restructuring efforts. As a condition of the second European Monetary Union / International Monetary Fund rescue package announced on February 20, 2012, Greece has committed to further aggressive and wide-ranging fiscal retrenchment during 2012, including further increases in taxation. The magnitude of fiscal adjustments to which Greece has agreed, and any further measures which may be required, are likely to continue having a significant negative effect on economic activity in Greece. However, we continue to maintain our long-term focus while adapting our business to a new economic environment characterized by austerity measures.

Austria

        We believe that we are the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the sparkling beverages category in Austria in terms of sales volume. In addition to the core brands of The Coca-Cola Company, our sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, Römerquelle is the third largest water brand in Austria and constitutes nearly 20% of our sales volume. Römerquelle Emotion, a flavored variant of Römerquelle, is the leader in the rapidly growing flavored water segment in Austria.

        The Austrian retail market is highly concentrated with two major retailers holding nearly a 60% market share. The retail trade has accounted for most of our growth over the past three years. For sales in the immediate consumption channel, we rely on a combined direct and indirect service system with two key wholesalers servicing half of our Austrian hotel, restaurant and café customers. In line with our route-to-market strategy, we have continuously increased our efforts to activate all of our direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel. On January 1, 2011, SAP 'Wave 2' was rolled-out in Austria, enhancing our commercial capabilities.

        We achieved a sales volume of 76.8 million unit cases, including exports, in 2011, a decrease of 0.1% compared to 2010. Sparkling category volume declined by 1.2% while mineral water volume increased by 5% and water volume declined by 0.9%. Energy category volume increased by more than 50% due to the introduction of Monster in late 2010. Price increases across all sales channels and special promotion of single-serve packages in the trade contributed to net sales revenues increasing by 1.8% in 2011 in comparison to 2010.

        In 2011, we introduced a new water production line at our plant in Edelstal. The new Ultra-Clean line enables us to step into new categories such as children's drinks and more diversified packaging. This will help us to meet future water growth rates, to increase our water profitability and to reduce costs.

        Furthermore, we reviewed our production and logistic infrastructure and decided to combine our two production sites to one bigger and more efficient plant. As a result, in 2012, we will close our Vienna plant and consolidate our production and warehouse facilities to Edelstal (our Römerquelle plant). This is expected to increase efficiency, improve production line utilization and significantly reduce our production and warehouse costs (refer to notes 17 and 37 to our consolidated financial statements).

Switzerland

        We believe that we are the largest bottler of non-alcoholic ready-to-drink beverages in Switzerland in terms of sales volume. In addition to the core sparkling beverage brands of The Coca-Cola Company, our sparkling beverage brands include Ali and Kinley, our still and water category beverages brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and Monster in the energy sub-category. We decided to withdraw Burn from our energy portfolio in 2011. We believe that our mix of sparkling, still and water beverages provides us with flexibility to address the changing preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly half of the Swiss volume, the distribution system for non-alcoholic ready-to-drink beverages relies primarily on wholesalers that are highly concentrated. As a result, our relationship with our key wholesalers is particularly important to us. In 2011, we continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which we interact with key customers. This partnership model is instrumental in providing us with better access to our customers and data transparency at the outlet level, which ultimately improves our understanding of the end consumer. In order to further promote our home delivery business, we decided to spin-off this business unit to a separate wholly-owned subsidiary under the name Valser Service AG.

        We achieved sales volume of 85.4 million unit cases, including exports, in 2011, an increase of 1.7% compared to 2010. In the retail channel we were able to further utilize the 2010 introduction of our products in one of the largest retailers in Switzerland where we are listed with the Coca-Cola brands. We have also expanded our training and development program to all target groups in the commercial department and have invested strongly in new marketing programs and materials for marketplace activation. As a result, both our household penetration overall, and our sales of single-serve packages, improved significantly in 2011. In addition, we enhanced sales focus on our Coca-Cola brands through the use of new outlet activation standards. We also continued to drive distribution of our Nestea range of products and further expanded the sales force coverage of the workplace channel, where we believe that there is good growth potential. All these activities contributed to sales of our Coca-Cola brands growing by 2.9% and sales of our Nestea range of products growing by 7.0%. On January 1, 2012, SAP 'Wave 2' was rolled-out in Switzerland, and is enhancing our commercial capabilities and further increasing our customer satisfaction levels.

The Republic of Ireland and Northern Ireland

        We believe we are the largest bottler of non-alcoholic ready-to-drink beverages in the Republic of Ireland and Northern Ireland and the leader in the sparkling beverages category in terms of sales volume. Our strategy has been to diversify our portfolio of sparkling, still and water beverages. Our brands in the juice sub-category include Fruice pure juice, Five Alive and Oasis. Our primary water brand, Deep River Rock, is proprietary to our company, and we also hold a license to distribute Vittel. In the Republic of Ireland and Northern Ireland, we sell the majority of our products to independent wholesalers and distributors that distribute our products to smaller outlets, and we deliver our products directly to certain key customers, including supermarket chains. On January 1, 2012, SAP 'Wave 2' was rolled-out in Ireland. We believe it will enhance our commercial capabilities and increase our customer satisfaction levels.

        In 2011, we achieved sales volume of 75.5 million unit cases, including exports, in Ireland, 0.4% higher than in 2010. Our sparkling beverages remained at the levels of 2010 in an overall declining market, leading to volume market share gains. Water category volume increased by 1.4% compared to 2010, registering significant volume market share gain. The overall sentiment in the marketplace remains depressed with higher priced products continuing to decline, hence the juice category registered the fourth year of volume decline with the market now only 75% the size it was at the end of 2007. We expect that the overall non-alcoholic ready-to-drink beverages market will continue to decline in the current year, as the government seeks budget savings and incremental revenues, including an increase in the VAT rate by 2%, from 21% to 23% effective from January, 2012.

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

        Macroeconomic conditions had been positive in our developing countries in years prior to 2008, with all countries experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last three years as a result of the global financial and credit crisis. In 2011, GDP growth and unemployment stabilized in our developing countries compared to 2010 and 2009, when GDP growth declined and unemployment increased. Net sales revenue increased by 1.9% in 2011 compared to 2010 as the positive impact from higher volume was partially offset by unfavorable currency impact. During 2009, our net sales revenue in developing countries was also negatively impacted by foreign currency fluctuations. The entry of all of our developing countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

        Our developing countries are typically characterized by lower net sales revenue per unit case than in our established countries. The Coca-Cola Company's products were introduced in the early 1990s in most of our developing countries, where they have since become established premium brands. Consumers in some developing countries continue to move away from tap water and homemade drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

        The non-alcoholic ready-to-drink beverages market tends to be fragmented in our developing countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in our developing countries than in our established countries. Consequently, our products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

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

        Net sales revenue in our developing countries amounted to €1,149.1 million in 2009, €1,140.0 million in 2010 and €1,161.5 million in 2011, which accounted for 17.6%, 16.8% and 16.9% of our total net sales revenue in 2009, 2010 and 2011, respectively.

Poland

        Poland is our largest developing country in terms of both population and sales volume. We believe we are the largest bottler of non-alcoholic ready-to-drink beverages in Poland in terms of sales volume. Poland's low urbanization and large population represent an opportunity for growth of our business. In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Poland include Lift. Our portfolio of water brands in Poland includes Kropla Beskidu and Multivita Kropla Mineralow. We continue to see a significant shift to modern trade channels in Poland and are adapting our business to address this change. On January 1, 2011, SAP 'Wave 2' was rolled-out in Poland, and we believe it has enhanced our commercial capabilities and increased our customer satisfaction levels.

        Total volume in Poland grew by 2.9% in 2011, supported by successful promotional activity and growth in sales of Coca-Cola trademarked products. Sparkling beverages volume increased by 10.1%, an increase that was concentrated in the national key accounts and in the international modern trade channel. Energy and tea categories grew by 18.2% and 6.8% respectively. Water, however, declined by 7.7% and juices declined by 21.0%, as we focused on the immediate consumption channel to improve our profitability. At the same time we maintained or grew volume share across all categories in line with our strategic priorities.

        During 2011, we also invested in cold drink equipment, an upgrade of our aseptic line to improve production reliability and reduce costs, a new environmentally friendly water bottle and new sparkling beverages packages which were introduced. We have also started the preparation for investment in extending the Radzymin plant infrastructure, which will be a solid basis for future capacity growth.

Hungary

        We believe that we are the largest bottler of non-alcoholic ready-to-drink beverages in Hungary in terms of sales volume and sales value. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of The Coca-Cola Company, our sparkling beverages brands in Hungary include Lift and Kinley, and our still and water beverages brands include Naturaqua mineral water and Naturaqua Emotion (flavored). Other brands include the range of Powerade sports drinks, Nestea ice teas, Cappy juice, Cappy Icefruit juice drink and Burn energy drinks.

        On January 1, 2011, SAP 'Wave 2' was rolled-out in Hungary. We believe it has enhanced our commercial capabilities and increased our customer satisfaction levels. Our total volume increased by 1.2% in 2011 compared to 2010. Our water category volume increased 6.5%, compared to 2010, driven by the successful trade activations of Naturaqua regular water sales. In the juice category, our volume increased by 16% compared to 2010, primarily as a result of a successful marketing campaign for the Cappy brand. Even though the energy drink category was significantly impacted by the introduction of a new public health tax, which caused a 40% price increase in our portfolio of Burn and Monster products, we were still able to achieve a 26% volume increase compared to 2010. During 2011, we continued to focus on increasing sales of our high margin single serve packages. We continued our distribution of Brown-Forman, Bacardi Martini products and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group. Economic restrictions have caused a major decrease in sales in the hotel, restaurants and cafeteria channel, and a slight increase in the retail channel.

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

        Our emerging countries were the first to be affected by the global financial and credit crisis of 2008. Since then we have not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilized and in some cases returned to growth in 2011, unemployment remained at high levels and currencies were very volatile, particularly in the second half of the year. Further, our emerging markets are traditionally exposed to world commodity prices and in this sense, experienced a large adverse impact from higher PET resin and sugar prices.

        Most of our emerging countries are characterized by lower net sales revenue per unit case than our established and developing countries. Consumers in some emerging countries are moving away from tap water and homemade drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of our emerging countries, consumers are showing particular interest in juices and branded waters.

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

        Net sales revenue in our emerging countries amounted to €2,466.7 million in 2009, €2,819.0 million in 2010 and €2,885.8 million in 2011, which accounted for 37.7%, 41.5% and 42.1% of our total net sales revenue in 2009, 2010 and 2011, respectively.

Russian Federation

        We are the exclusive bottler of the products of The Coca-Cola Company for all of the Russian Federation and we believe we are the largest bottler of sparkling beverages in the Russian Federation in terms of sales volume. In addition to the core brands of The Coca-Cola Company, we produce and sell in the Russian Federation other products of The Coca-Cola Company, such as popular local brands Fruktime and Dobry Lemonade, offered in flavors familiar to Russian consumers, as well as Schweppes-branded mixer products. We have also launched "Kruzhka i Bochka", which is a traditional malted beverage called "Kvass" and is very popular among Russian consumers. Our juice brands in the Russian Federation include Rich, Nico, Dobry and Yasli-Sad, all of which are part of the product portfolio of the Multon Z.A.O. group, a leading juice producer jointly acquired with The Coca-Cola Company in April 2005. Our main non-sparkling brands are Bonaqua water and Nestea ice teas. We also sell and distribute energy drink Burn and the range of Powerade sports drinks. On September 4, 2007 we acquired 100% of OOO Aqua Vision, a company owning a newly constructed production facility located in close proximity to Moscow. In October 2010, we entered into an agreement with Brown-Forman to distribute Brown-Forman beverages.

        In 2011, we achieved sales volume of 335.9 million unit cases, including exports, in Russia. The volume of our core products remained at the level of 2010, a year when we had benefited from an extraordinarily hot summer. We continue to implement our distribution strategy for improving the availability of our products, in particular of our single-serve packages, across the country. In 2011, we reached an agreement to discontinue the distribution of Campbell Soup. In 2011, we accomplished full integration of our sales and distribution systems with the Multon Z.A.O. group, which had been in progress for the previous two years. We expect that this integration will provide us with significant synergy benefits, coming from increased efficiency of sales force and route-to-market operations.

Nigeria

        We are the largest bottler of non-alcoholic ready-to-drink beverages in Nigeria. Our still and water beverages are the leading brands in their respective sub-categories. Together with our corporate predecessors, we have bottled products of The Coca-Cola Company in Nigeria since 1953. The Group now owns 100% of the Nigerian Bottling Company Limited, after the successful completion of a Scheme of Arrangement in September, 2011. In addition to the core brands of The Coca-Cola Company, our sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. Our still beverages category brands include Eva bottled water, which is the leading bottled water brand in Nigeria in terms of volume, while our flagship juice Five Alive is the leader in the juice category.

        Nigeria is the most populous country in Africa, with an estimated 160 million inhabitants, and has a warm climate and a young population that offer growth opportunities for our sparkling, still and water products. The GDP of Nigeria grew by approximately 7% in 2011. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. We manage our distribution either directly or through wholesalers and third party distributors. The Company's products are distributed through more than 400,000 outlets spread all over the country. To make distribution more efficient we continue to expand our pre-selling system for high-volume outlets, adding third party distributors and directly delivering to emerging key accounts. More than 70% of our sales are now generated through our pre-selling system. In addition, we continue to expand our dealer base in selected areas and are working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, we also manufacture and distribute ice to support the supply of cold drinks in the immediate consumption channel.

        In 2011, our total volume in Nigeria was 185.2 million unit cases, 0.7% higher than 2010, mainly driven by sparkling beverages, which grew by 2.6%. Water and juice categories declined by 8.4% and 0.3% respectively. In 2011, we fully launched Limca products across the country and further introduced Limca PET packages.

        As of December 2011, all our production facilities have fully functional wastewater treatment plants. While ensuring that we use the highest water quality for beverage production, we continue to seek avenues to protect local water sources by improving our water use efficiency, reducing absolute water use and treating wastewater from our operations before discharge. With 70% of Nigeria's population under 18 years, the youth population remains a critical stakeholder segment. We continue to engage this critical public, initiating and supporting programs that are designed to improve the quality of their development. In 2011, we continued our partnership with state governments to invest in educational infrastructure benefiting thousands of pre-college students across several communities. We continue to provide skills development and job opportunities through our Technical Training school and the National Diploma recruitment scheme.

Romania

        We believe that we are the largest bottler of non-alcoholic ready-to-drink beverages in Romania in terms of sales volume with a total 2011 volume of 160.7 million unit cases, of which 62.7% related to sparkling beverages. We are the leader in the sparkling beverages category in terms of sales volume. In addition to the core brands of The Coca-Cola Company, we also distribute Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice teas, energy drinks (Burn) and Illy Cafe. In 2011, SAP 'Wave 2' was successfully implemented in Romania, enhancing our commercial capabilities.

        Our total volume in Romania declined by 4.2% in 2011, with volume in the sparkling beverages category declining by 1.6% and volume in the combined still and water beverages category declining by 8.3% which is mainly attributed to a decline in still beverages. Challenging economic conditions, including the implementation of strict austerity measures, have had an adverse impact on consumer demand. Recovery in Romania has been slow, driven positively by external demand in the first part of the year and exceptional agricultural output in the second part. Real GDP in Romania increased by 2.5% in 2011 and inflation increased to 5.8%. The local currency has depreciated slightly versus the euro.

Sales and marketing

Brand and market development

        In all our countries, and particularly in our emerging and developing countries, we believe that significant opportunities exist to promote increased consumption of sparkling, still and water beverages. Where beverage per capita consumption is low, we develop these opportunities by executing brand-specific promotions and quality merchandising designed to develop consumer preferences for our brands, increase our consumer base and drive purchasing frequency. As beverage per capita consumption increases, we focus on developing specialized distribution channels to improve margins and increase volume.

        The Coca-Cola Company generally focuses on consumer marketing, which involves building brand equity, analyzing consumer preferences and formulating brand marketing strategies and media advertising plans. The principal focus of The Coca-Cola Company has traditionally been on the core sparkling brands: Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite. Additionally, we are working closely with The Coca-Cola Company to leverage our portfolio of brands beyond the core sparkling range; including the still drink categories of ready to drink tea, energy, juice, sport drinks and water. This full portfolio of products provides our consumers a range of choices to meet their refreshment, well-being, health and fitness needs. We recognize changing preferences in favor of products in our combined still and water beverages category and are working to satisfy this increasing demand and maximize our growth potential. We plan to achieve this by cultivating existing brands, such as Cappy, Nestea, Burn and PowerAde, as well as by launching or acquiring new brands, as we have done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

        We cultivate our fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

        We develop strong relationships with our customers by focusing on excellent execution of customer marketing promotions and merchandising at the point of sale. We support such market execution by conducting regular customer satisfaction surveys and by developing innovative materials for retail sales activation, including new racks, point-of-sale visuals and sales aids for our customers. We conduct market analyses to better understand unique shoppers and purchase occasions in different trade channels. This information is used to develop all of our non-alcoholic ready-to-drink beverage categories at every point of sale. Finally, we also work closely with The Coca-Cola Company to develop annual sales, promotions and marketing plans for each of our established, developing and emerging countries.

        We sponsor significant sporting, cultural and community activities across all of our countries in partnership with The Coca-Cola Company, a major supporter of important international events and programs. We seek to integrate consumer marketing and sponsorship activities with our retail promotions. In conjunction with the global sponsorship of the Olympic Games by The Coca-Cola Company, which dates back to 1928, we engage in a range of promotions. The Coca-Cola Company's association with international sporting events such as the Olympics, the Football European Cup and the Football World Cup also enables us to realize significant benefits from the unique marketing opportunities of some of the largest and most prestigious sporting events in the world.

        In combination with the 2012 Football European Cup and 2012 Olympics the Coca-Cola System will be activating our portfolio of brands through a "Summer of sport", engaging with consumers, customers and our local communities to bring to life the values of our brands. These events continue promoting active and healthy lifestyles.

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

  •
  the national sales manager, who leads the sales organization; and

  •
  the key account managers, who are responsible for developing customer-specific plans and programs.

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

        In all of our countries, we coordinate and monitor our deliveries through our own warehouse and distribution network and control centers. Our direct delivery system covers a significant portion of our customers across our countries through 250 distribution centers. Deliveries are generally made between 24 and 48 hours from the time an order is taken. We are engaged in an ongoing process of adjusting and restructuring our distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilization.

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

        Our processed table waters, Eva and Bonaqua, are produced by stabilizing treated water with ozone, subsequently filled into glass and plastic packages for distribution. We add a certain mix and quantity of minerals supplied by The Coca-Cola Company to Bonaqua water as part of the production process. We also add carbon dioxide to carbonated Bonaqua products. For purposes of our Bonaqua production in Slovakia, only, we extract and bottle natural spring water from a water source. The majority of our water products, other than Bonaqua and Eva, are natural spring or mineral waters. We produce them by bottling water drawn directly from a water source or well using automated filling lines.

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

        We continuously monitor the production process for compliance with these standards. We have sophisticated control equipment for the key areas of our processes to ensure that we comply with applicable specifications. We manage these control systems through formalized quality management systems compliant with the ISO 9001 standard. As part of our infrastructure optimization process, three production facilities were closed during the course of 2011 and two additional facilities were added to our infrastructure through acquisitions. Reflecting these changes, by the end of 2011, 74 of 76 production sites had achieved ISO 9001 certification. We have implemented Hazard and Critical Control Points food safety programs to ensure the safety and hygiene of our products. During 2011, 13 additional plants achieved ISO 22000 food safety standard certification, resulting in 71 of 76 plants being certified by the end of the year. This program will expand to more manufacturing facilities in 2012. Through the course of 2011 we continued to enhance our food safety management systems by achieving an additional 34 certifications to FSSC 22000, the Global Food Safety Initiative (GFSI) endorsed food safety management system, resulting in 65 of 76 plants certified to this standard. Independent quality audits are also performed regularly to confirm that we comply with quality standards, to assess the effectiveness of our quality and food safety management systems and to assure that all our key controls are independently validated. During 2011, 92 quality system and 143 food safety system audits were conducted by independent agencies. In addition, 19 compliance audits were conducted on behalf of The Coca-Cola Company. These audits were performed in our production facilities comprising sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of our joint venture operations.

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

        In addition, we regularly undertake quality audits in our distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria and conducting age surveys of product in the trade.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of our countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2011, for example, we realized 20.7% of our sales volume in the first quarter, 28.9% in the second quarter, 28.1% in the third quarter and 22.3% in the fourth quarter.

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

        Expenditure for concentrate for the Coca-Cola Company's products constitutes our largest individual raw material cost, representing approximately 45.4% of our total raw material costs in 2011. Under our bottlers' agreements with The Coca-Cola Company, we are required to purchase concentrate for all of the beverages of The Coca-Cola Company exclusively from companies designated by The Coca-Cola Company. The Coca-Cola Company also determines the price of concentrate for all of the brands of The Coca-Cola Company for each country. In practice, however, The Coca-Cola Company normally sets prices after discussions with us so as to reflect trading conditions in the relevant countries and so as to ensure that such prices are in line with our annual marketing plan. These prices reflect a percentage of our net sales revenue, otherwise called the incidence rate.

        Our principal sweetener is beet sugar, which we purchase from multiple suppliers in Europe. We also purchase raw sugar for some of our countries that is then refined into white sugar by third party refiners. In some cases we purchase high fructose syrup, which is used either alone or in combination with sugar. We do not purchase low-calorie sweeteners because they are part of the beverage concentrate supplied to us by The Coca-Cola Company for our low-calorie products. Supply contracts for sugar run typically for periods of 12 to 36 months. Our Armenian, Belarusian, Bosnian, the Former Yugoslav Republic of Macedonia, Moldavian, Nigerian, Russian and Ukrainian operations are exposed to the world sugar market. All of our EU markets and Switzerland (indirectly) operate within the EU sugar regime. This means that the minimum selling price for sugar is the EU intervention price plus the cost of raw material (beet), the cost of production and transport and profit margin. In 2010 and 2011, the European sugar market became increasingly volatile and the cost of these sweeteners has increased considerably due to internal supply and demand imbalances. The EU has a structural deficit in sugar and, to meet demand, relies on imports from nations with preferential market access. World market price pressures and negative climatic effects on cane crops have been partly responsible for a considerable drop in forecasted imports from these countries. This has led to a drawdown in strategic stocks, increased market tightness and sharp price rises. Our non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices. Following our strategy to support local businesses, we are increasing the usage of locally produced sugar from sugar beet; for example, in Russia we have increased the share of beet sugar from 15% in 2010 to 30% in 2011.

        PET resin costs in 2011 were significantly higher than anticipated as global events (poor cotton crop, the earthquake and tsunami in Japan, Middle East unrest, PTA force majeure declarations) restricted the PET value chain during the first half of the year. This allowed margin gain in key raw materials (PTA/PX/MEG), driving PET resin to near record high prices.

        In the second half of the year the PET supply chain stabilized. Subsequently, a pessimistic global economic outlook had the effect of reducing polyester production in Asia which in turn reduced demand on PET resin raw materials and prices declined throughout the fourth quarter.

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

        Our major cold drink equipment supplier is Frigoglass S.A. In 2011, we made purchases from Frigoglass S.A. totaling €148.0 million compared to €101.0 million in 2010 and €58.8 million in 2009. The purchases from Frigoglass S.A. in 2011 were comprised of €100.5 million for coolers, other cold drink equipment and spare parts and €47.5 million for raw and packaging materials and other purchases. This compares to €84.6 million for the purchase of coolers, other cold drink equipment and spare parts and €16.4 million for purchases of raw and packaging materials and other purchases in 2010 and €21.3 million and €37.5 million respectively, in 2009.

        The purchases of coolers from Frigoglass S.A. in 2011 represented 96% of our total cooler requirements. Boval S.A., the parent of Kar-Tess Holding, holds a 43.7% interest in Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004, but extended in June 2004 and again in December 2008, on substantially similar terms, to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. We have entered into all our supply agreements with Frigoglass S.A. on an arm's length basis. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding—Supply agreement with Frigoglass S.A." for additional information on our relationships with Kar-Tess Holding and Frigoglass S.A.

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

        We believe that we presently have sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of our suppliers, although these risks were successfully managed during 2011, during which period we did not lose any key supplier due to such issues. You should read Item 3 "Key Information—Risk Factors" for additional information on the effect price increases and shortages of raw materials could have on our results of operations.

Competition

        The non-alcoholic ready-to-drink beverages industry is highly competitive in each of our countries. Non-alcoholic ready-to-drink beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, we face intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell lower quality sparkling beverages and other non-alcoholic ready-to-drink beverages at prices lower than ours, especially during the summer months. In some of our countries, we are also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of The Coca-Cola Company bottled by other bottlers in the Coca-Cola bottling system.

        In most of our countries we face greater competition in our combined still and water beverages category, where our business is typically less developed and our brands are less established than in our core sparkling beverages category, and there are often significant national and international competitors with established brands and strong market positions. However, we intend to continue to develop our still and water beverages business and are confident that our significant capabilities in the sale, marketing and distribution of non-alcoholic ready-to-drink beverages, combined with our substantial business infrastructure and strong customer relationships, will allow us to improve our competitive position in this category of our business.

        We compete primarily on the basis of brand awareness, product quality, pricing, advertising, distribution channels, customer service, retail space management, customer marketing and customer point of access, local consumer promotions, package innovations and new products. One of the most significant factors affecting our competitive position is the consumer and customer goodwill associated with the trademarks of our products. The Coca-Cola Company plays a central role in the global marketing and brand building of its products. We rely on The Coca-Cola Company to enhance the awareness of The Coca-Cola Company's brands against other non-alcoholic ready-to-drink international and local beverage brands.

        The diversity in consumer tastes, distribution channels and economic conditions in the different countries in which we operate, and even among the different regions of these countries, is one of the main challenges of our business. We adjust our competitive strategy to local market conditions so that our products remain attractive, widely available and affordable to local consumers.

Regulation

        The production, packaging, transportation, safety, advertising, labeling and ingredients of our products are each subject to various EU, national and local regulations. In particular, EU regulation is increasingly important to us as approximately 57.8% of our 2011 sales volume was generated from our countries that are members of the EU.

        The principal areas of regulation to which we are subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

        We are subject to different environmental legislation and controls in each of our countries. In addition, we have initiated our own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the countries in which our facilities are located and address specific issues that impact our business. To this end we are implementing the ISO 14001 environmental management systems in our facilities. As part of our infrastructure optimization process, three production facilities were closed during the course of 2011 and two additional facilities were added to our infrastructure through acquisitions. Reflecting these changes, by the end of 2011, 72 of our 76 production facilities had been certified to the ISO 14001 standard by internationally recognized audit bodies. We anticipate further certifications in 2012 in line with our plans to certify all of our plants over the next few years. We plan to achieve certification of newly acquired or commissioned plants within two years.

        During 2011, 75 environmental systems audits and 10 compliance audits conducted on behalf of The Coca-Cola Company were carried out by independent agencies in our production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. Our other facilities underwent internal audits. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes so as to monitor compliance with environmental standards going-forward. During the course of 2011 we appointed a dedicated Group Environment Manager who works with our appointed country environmental coordinators to implement and maintain our environmental management systems, as well as to collect and report country-specific data to the Group for tracking performance improvement and external reporting to stakeholders. This team of environmental professionals maintains communication routines on a regular basis to share best practices in order to improve our environmental management and control processes across the group.

        In addition, we have implemented waste minimization and environmental management programs with respect to several aspects of our business, including usage of raw materials, energy consumption and water discharge. We also cooperate with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Achieving compliance with applicable standards and legislation may require facility modifications and capital expenditure, such as the installation of waste water treatment plants, and we have in place an active program to ensure that we fully comply with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. All of the jurisdictions in which we operate have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

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

Trade regulation

        Our business, as the bottler of beverages of The Coca-Cola Company and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the EU), precludes restrictions on the free movement of goods among the member states. As a result, unlike our international bottlers' agreements, our European bottlers' agreements grant exclusive bottling territories to us subject to the exception that the EU and/or European Economic Area bottlers of The Coca-Cola Company's beverages can, in response to unsolicited orders, sell such products in any EU and/or European Economic Area country. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with The Coca-Cola Company—Bottlers' Agreements", for additional information on the provisions of our international and European bottlers' agreements.

Risk management and insurance

        You should read Item 6, "Directors, Senior Management and Employees—Board Practices—Corporate Governance—The identification and management of risk".

Information technology

        IT systems are critical to our ability to manage our business. Our IT systems enable us to coordinate our operations, from planning, production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. We take various actions with the aim of minimizing potential technology disruptions, such as engaging SAP and Atos to do pre go-live assessments, redundancy of systems alongside a robust Disaster Recovery environment and the establishment of a dedicated performance team. From a security perspective we conduct annual intrusion detection through independent companies, proceeding with internal and external security assessments and reviewing risk management processes.

        Our main IT platform is SAP, an integrated system of software applications. In 2006, an enhanced version was developed called Wave2 which, as we continue to implement it is providing advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. We successfully rolled out the enhanced Wave2 in 21 of our 28 countries. The roll-out is considered by SAP to be the biggest in Europe, encompassing more than 18,000 employees and two million customers without any business disruption and has been identified as a key enabler for the fast implementation of our Strategic Vision

        Our plan is to fully deploy this template across the balance of our countries including Russia and Nigeria by 2014, with a projected investment for the entire program of approximately €230.0 million.

Information technology personnel

        All of our IT personnel are managed as one functional organization across our entire group. This structure complements our strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. Accountability for all IT activities, personnel and budgets has been concentrated with a central IT leadership team. This organizational structure has proved instrumental in driving standardization, best practice deployment and operating efficiencies across our countries. Following the establishment of a shared services organization in Sofia, Bulgaria, we continue to transition country-based IT activities and services to this more efficient and cost-effective center, while focusing country capabilities on account management and service management skills, as well as, specialization in key business processes. Our shared services organization also provides new and critical services such as data management, training and SAP consulting in an effective manner. We continue to reap the benefits of this reorganization from a cost, responsiveness and capability perspective, backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

        In 2011 we initiated a pilot to outsource country IT Service desks and desk-side support to a third party partner (Atos) commencing with Austria and Switzerland. The intent is to establish a flexible service that will scale with changing business models and market conditions.

Information technology infrastructure

        We continue to implement infrastructure optimization programs to upgrade, consolidate and outsource elements of our IT infrastructure, including desktops/laptops, servers, printers and user support processes.

        During 2011, we continued to assess technology trends and risks and embraced consumerization opportunities such as moving our sales force solutions onto iPads, leveraged "cloud" technology for infrastructure optimization and integrated services such as Skype and our network for free conference services to lower our costs in IT in line with our cost leadership strategic pillar.

Green IT

        The Green IT program, a core element of our IT strategy, is well established as part of Coca-Cola Hellenic's plan to reduce its carbon footprint. IT activities are always designed with a close consideration of the power saving opportunities that they offer. As a result, in 2011 Coca-Cola Hellenic's Green IT program led to a reduction of 1,465 tons of CO2 emissions which is our best result since 2007.

        By further promoting and enhancing audio, web and video conferencing as alternatives to travelling, 642 tons of CO2 emissions were saved. In addition, projects such as server consolidation, energy-efficient data center and dynamic route planning contributed to a saving of 740 tons of CO2 emissions. Other initiatives include the use of multi-function devices, GPS monitoring, paper savings, use of LCD technology as well as recycling of IT equipment.

Shared Services

        In November 2011, our first three pilot countries, Bulgaria, the Czech Republic and Slovakia went live successfully with our shared service project. We initiated the project with selected finance and human resources processes and our shared service centre is based in Sofia, Bulgaria. We will roll out to other markets through 2012 and 2013. We expect that this project will allow us to leverage our investment in SAP, increase centralization and process standardization across the Group, while further enhancing our corporate governance. Further, we expect that this project will give the country management teams the ability to focus on value adding activities with our partners in the market place and our consumers.

C.    Organizational Structure

        The table below sets forth a list of our principal companies, their country of registration and our effective ownership interest in such subsidiaries as at March 15, 2012.

Subsidiary	Country of registration	% ownership at March 15, 2012
Partially owned subsidiaries
Brewinvest S.A. Group(1)	Greece	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Deepwaters Investments Ltd	Cyprus	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%
Fresh & Co d.o.o., Subotica(1)	Serbia	50.0%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%
Multon Z.A.O. Group(1)(7)	Russia	50.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%
Vlasinka d.o.o. Beograd-Zemun(1)	Serbia	50.0%
Valser Services AG(3)	Switzerland	99.9%
Wholly owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Beverages Slovenska republica, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Balkan Holding B.V.(4)	The Netherlands	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC—Srbija d.o.o.(9)	Serbia	100.0%
Coca-Cola HBC Italia S.r.l.(5)	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%

Subsidiary	Country of registration	% ownership at March 15, 2012
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica(9)	Montenegro	100.0%
Coca-Cola Hellenic Business Service Organisation(3)	Bulgaria	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Dunlogan Limited	Northern Ireland	100.0%
Elxym S.A.	Greece	100.0%
Coca-Cola HBC Ireland Limited(6)	Republic of Ireland	100.0%
Lanitis Bros Ltd	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Nigerian Bottling Company plc(9)	Nigeria	100.0%
Panpak Limited(8)	Republic of Ireland	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Ltd	Republic of Ireland	100.0%
Yoppi Hungary Kft	Hungary	100.0%

(1)
Joint venture.

(2)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(3)
Incorporated during 2011.

(4)
In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.

(5)
On January 1, 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(6)
During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

(7)
On April 20, 2011 we, along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(8)
Under liquidation. The liquidation is not expected to have any significant impact in our financial statements.

(9)
Non-controlling interests were acquired in 2011.

D.    Property, Plant and Equipment

Distribution

        Our distribution centers are strategically located centers through which our products may transit on their route to our customers and where our products are stored for a limited period of time, typically three to five days. Our central warehouses are part of our bottling plants' infrastructure and tend to store larger quantities of our products for a longer period of time (typically seven to ten days) than our distribution centers. We maintain a flexible logistic footprint, consolidating our distribution operation and adapting to market needs, resulting in a reduced number of distribution centers compared to the same period in 2010. The following table sets forth the number of our distribution centers and warehouses for each segment and each country within that segment as of December 31, 2011.

	Number of distribution centers	Number of warehouses
Established Countries:
Austria	3	3
Cyprus	2	1
Greece	4	7
Italy	4	12
The Republic of Ireland and Northern Ireland	2	2
Switzerland	4	3

Total Established Countries	19	28

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	6	2
Czech Republic	2	1
Hungary	9	2
Poland	17	4
Slovakia	1	1
Slovenia	—	1

Total Developing Countries	38	12

Emerging Countries:
Armenia	—	1
Belarus	6	2
Bosnia and Herzegovina	3	1
Bulgaria	3	3
Former Yugoslav Republic of Macedonia	11	2
Moldova	—	1
Nigeria	57	13
Romania	18	4
Russian Federation	78	15
Serbia and Montenegro	7	3
Ukraine	10	1

Total Emerging Countries	193	46

Total	250	86

Production

        We operated 76 plants as at December 31, 2011 (excluding the snack food plant), a number of our countries work together with third party contract packers, which manufacture products on our behalf. In general, third party contract packers account for a very small proportion of our overall production, but are particularly useful in respect of new product categories (such as aseptic PET juices and sports/isotonic drinks, coffee, juices in glass, kvass in PET). The use of third party contract packers for sparkling beverages is in significant decline. The following table sets forth the number of our plants and filling lines for each segment and each country within that segment as of December 31, 2011.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Austria	2	8
Cyprus	2	6
Greece	7	30
Italy	7	24
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	7

Total Established Countries	22	81

Developing Countries:
Estonia(3)	—	—
Latvia(4)	—	—
Lithuania	1	2
Croatia	2	6
Czech Republic	1	5
Hungary	2	10
Poland	4	15
Slovakia	1	4
Slovenia(5)	—	—

Total Developing Countries	11	42

Emerging Countries:
Armenia	1	2
Belarus(9)	2	7
Bosnia and Herzegovina	1	4
Bulgaria	3	12
Former Yugoslav Republic of Macedonia(6)	1	7
Moldova	1	1
Nigeria	13	41
Romania	3	14
Russian Federation(7)	14	56
Serbia and Montenegro(8)	3	15
Ukraine	1	13

Total Emerging Countries	43	172

Total	76	295

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

(5)
We produce products for the Slovenian market in Austria, Croatia, Czech Republic, Hungary and Italy.

(6)
Includes plants and filling lines of Brewinvest S.A., a joint venture of which we own 50%. Brewinvest S.A. owns 96.48% in AD Pivara Skopje which is engaged in the bottling and distribution of our products in the Former Yugoslav Republic of Macedonia.

(7)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which we own 50% and which is engaged in the bottling and distribution of our juice products in the Russian Federation.

(8)
Includes plants and filling lines of Fresh & Co d.o.o Subotica. and Vlasinka d.o.o. Beograd-Zemun, joint ventures of which we own 50% and which are engaged in the bottling of our juice and water products in Serbia and Montenegro.

(9)
Includes Vlanpak juice plant and its 2 Brik lines that formally belongs to Multon Z.A.O. group and is engaged in bottling operations..

        As part of our infrastructure optimization process, three production facilities (Corfinio, Solin and Stavropol located in Italy, Croatia and Russia respectively) were closed during the course of 2011 and two additional facilities were added to our infrastructure through acquisitions (water plant in Cyprus and Juice plant in Belarus, part of Multon Z.A.O).

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

  •
  outlook and trend information, a review of the outlook for, and trends affecting, our business; and

  •
  tabular disclosure of contractual obligations, a discussion of our contractual obligations as at December 31, 2011.

Our business

        Our business consists of producing, selling and distributing non-alcoholic ready-to-drink beverages, primarily products of The Coca-Cola Company, which accounted for approximately 96% of our sales volume in 2011. We operate in 28 countries, serving a population of approximately 575 million people (including through our equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in Bulgaria and the Former Yugoslav Republic of Macedonia).

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

        Our products consist of both sparkling and still beverages and water, including juices, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In 2011, our sparkling beverages category accounted for 68%, and our combined still beverages and water category accounted for 32%, of our sales volume, respectively. Our core sparkling beverage brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (Diet Coke) and Coca-Cola Zero, which together accounted for approximately 62% of our total sales volume in 2011.

Key financial results

        We consider the key performance measures for the growth and profitability of our business to be volume, operating profit, adjusted EBITDA and ROIC. Within this framework, in light of the current financial and credit crisis, we are paying particular attention to volume, net sales revenue, working capital and cash generation. Our calculation of ROIC is discussed in detail below. The following table shows our results with respect to these key performance measures for each of the years ended December 31, 2009, 2010 and 2011, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	2011	% change	2010(1)	% change	2009(1)
Unit case volume (in millions)	2,083.4	(0.8)	2,100.0	1.5	2,069.3
Operating profit (euro in millions)	468.4	(27.9)	649.9	1.1	642.6
Adjusted EBITDA (euro in millions)	876.7	(16.6)	1,051.5	2.8	1,023.1
ROIC	7.4%	(28.2)	10.3%	—	10.3%

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

Unit case volume

        We measure our sales volume in unit cases. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in our industry.

        In 2011, total volume decreased by 16.6 million unit cases, representing a 0.8% decrease compared to 2010. The reduction of volume was more evident in Greece, Ukraine and Romania, mainly as a result of unfavorable economic conditions that negatively affected consumer confidence and spending during 2011 as well as in Russia, where the excessive heat in the summer of 2010 set up a very high base for the year-on-year comparison.

        In 2010, total volume increased by 30.7 million unit cases, representing a 1.5% increase compared to 2009. Unusually hot weather in Russia coupled with improving economic trends in key countries such as Russia, Ukraine, Switzerland and the Czech Republic resulted in higher volume that more than offset declines in volume in Greece, Italy, Ireland, Hungary, Bulgaria and Romania, which declines were primarily the result of the continued deterioration in the economic conditions in these markets.

Operating profit

        In 2011, operating profit decreased by €181.5 million, or 27.9% compared to 2010, mainly as a result of increased commodity prices primarily for PET resin, sugar and juice concentrate as well as the persisting economic challenges across most of our territories. Operating profit declined by 22.4% in established markets, 34.5% in developing markets and 31.0% in emerging markets compared to 2010.

        In 2010, operating profit increased by €7.3 million, or 1.1% compared to 2009, as increased volume, foreign currency benefits and realized cost savings were only partly offset by lower pricing, negative product mix and higher commodity costs. Operating profit declined by 10.7% in established markets and increased by 3.4% and 14.4% in developing and emerging markets respectively compared to 2009.

Adjusted EBITDA

        We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortization of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that adjusted EBITDA is useful to investors as a measure of our operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, we believe that adjusted EBITDA is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of adjusted EBITDA in making investment decisions about our company. Accordingly, we have disclosed this information to permit a thorough analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

        We define adjusted EBITDA as follows:

	December 31, 2011	December 31, 2010(1)	December 31, 2009(1)
	(euro in millions)
Operating profit	468.4	649.9	642.6
Plus:
Depreciation of property, plant and equipment	374.7	387.8	360.7
Impairment of plant and equipment(2)	21.0	—	—
Amortization of and adjustments to intangible assets	3.2	7.1	6.9
Stock option compensation	8.1	6.7	6.4
Other non-cash items	1.3	—	6.5

Adjusted EBITDA	876.7	1,051.5	1,023.1

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

(2)
Refer to Item 18, "Financial Statements—Notes to Consolidated Financial Statements", note 5—Property, plant and equipment.

        In 2011, adjusted EBITDA decreased by €174.8 million over 2010, and in 2010, adjusted EBITDA increased by €28.4 million over 2009. These changes were due to the same factors that contributed to the changes in our operating profit during the same periods.

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

        We define ROIC as follows:

Return on Invested Capital =	Operating profit + share of results of equity method investments - income tax expense - tax shield Capital employed

        Our "tax shield", which reflects the tax benefit that we receive on our borrowings, is equal to our interest expense multiplied by the relevant enacted Greek statutory tax rate. Our "capital employed" equals our shareholders' equity plus our net borrowings.

        Our ROIC for 2011 was 7.4% and for 2010 was 10.3%. Operating profit decreased by €181.5 million or 27.9% and the taxes decreased by €35.3 million or 25.6% in 2011 compared to 2010. In addition employed capital decreased resulting from a decrease in shareholder's equity and net borrowings of €56.8 million and €85.5 million, respectively, in 2011 compared to 2010.

        Our ROIC for 2010 and 2009 was 10.3%. Operating profit increased by €7.3 million or 1.1% and the taxes decreased by €4.9 million or 3.4% in 2010 compared to 2009. However, such performance was offset by an increase in employed capital resulting from an increase in shareholder's equity of €498.4 million or 20.3% in 2010 compared to 2009.

	December 31, 2011	December 31, 2010(1)	December 31, 2009(1)
	(euro in millions, except percentages)
Tax shield:
Finance costs, including losses on net monetary position	(103.9)	(83.1)	(82.2)
Greek statutory tax rate	20%	24.0%	25.0%

	(20.8)	(19.9)	(20.6)
Numerator:
Operating profit	468.4	649.9	642.6
Share of results of equity method investments	1.2	2.5	(1.9)
Tax	(102.7)	(138.0)	(142.9)
Tax shield	(20.8)	(19.9)	(20.6)

	346.1	494.5	477.2
Denominator:
Cash and cash equivalents	(476.1)	(326.1)	(232.0)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	299.6	181.3	236.0
Current portion of long-term borrowings	—	305.0	1.1
Current finance lease obligations	21.9	48.8	69.9
Long-term borrowings, less current portion and finance leases	1,861.9	1,561.2	2,010.3
Long-term finance lease obligations	72.6	95.2	90.3

Net debt	1,779.9	1,865.4	2,175.6
Shareholders' equity	2,895.3	2,952.1	2,453.7

Capital employed	4,675.2	4,817.5	4,629.3

ROIC	7.4%	10.3%	10.3%

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

Major recent transactions

Summary of recent acquisitions / disposals

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

	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired business
MS Foods UAB	April 20, 2011	Juice	Emerging	Belarus	2.5
Acquired non-controlling interests
Nigerian Bottling Company plc	August 29, 2011	Non-alcoholic ready-to-drink beverages	Emerging	Nigeria	100.2
Coca-Cola HBC—Srbija d.o.o.	From January 5, 2011 to August 19, 2011	Non-alcoholic ready-to-drink beverages	Emerging	Serbia	17.7
AD Pivara Skopje	November 9, 2011	Sparkling beverages / Beer	Emerging	FYROM	39.8
Disposed business
Eurmatik S.r.l.	February 2, 2011	Vending machines	Established	Italy	13.5

Acquisition of MS Foods UAB (2011)

        On April 20, 2011 we, along with The Coca-Cola Company ("TCCC"), acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3 million.

Acquisition of non-controlling interest in Nigerian Bottling Company plc ("NBC") (2011)

        On June 8, 2011, the board of directors of the Company's subsidiary NBC resolved to propose a scheme of arrangement between NBC and its non-controlling interests, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on June 8, 2011 and July 22, 2011, respectively, and resulted in the acquisition of the remaining 33.6% voting shares of NBC, bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €56.5 million was paid as of December 31, 2011. The difference between the consideration and the carrying value of the interest acquired amounting to €60.1 million has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

Acquisition of non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia") (2011)

        On June 25, 2010, we initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on August 2, 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of December 31, 2010. In 2011, we acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non-controlling interest acquired in 2011 was €17.7 million, including transaction costs of €0.4 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Acquisition of non-controlling interest in AD Pivara Skopje (2011)

        On December 16, 2011, we announced that we had increased our share in A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that we jointly control with Heineken, by acquiring, together with Heineken, 41.2% of the non-controlling interests. The consideration paid collectively with Heineken was €79.6 million including acquisition costs of €0.2 million, and was equally divided between the Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9 million. After the acquisition we own 48.24% of the voting rights of A.D. Pivara Skopje as compared to 27.64% in 2010 and control jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Sale of Eurmatik S.r.l. (2011)

        In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalents disposed were €0.4 million. The disposal resulted in the Group derecognizing €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group's established segment.

Share buy-back (2009, 2010 and 2011)

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that date, the maximum amount that might have been bought back pursuant to the program was 18,270,104 shares. Purchases under the program were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programs. The buy-back program expired on April 26, 2011. During the period from April 30, 2009 to April 26, 2011, the Company purchased 3,430,135 ordinary shares pursuant to the share buy-back program, with a value of €55.5 million.

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

Re-capitalization (capital return) (2009 and 2011)

        On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of the share premium reserve and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by € 548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and new debt.

        On May 6, 2011 the Annual General Meeting of shareholders resolved to reorganize our share capital. Our share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. Our share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

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

Income taxes

        We are subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. We recognize a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. We anticipate that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, our consolidated tax expense would increase (or decrease) by less than €3.3 million.

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

Intangible assets

        Intangible assets comprise a significant portion of our balance sheet. As at December 31, 2011, there were €1,947.7 million of intangible assets recorded on our balance sheet, reflecting 26.9% of our total assets. The main components of this intangible asset balance were €1,698.5 million of goodwill, €156.8 million of franchise agreements (primarily related to our bottlers' agreements with The Coca-Cola Company) and €83.1 million of trademarks. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, however, we believe our franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortized but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Impairment of other non-financial assets

        Property, plant and equipment and other non-financial assets, primarily finite-lived intangibles, that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

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

Purchase of concentrate

        Expenditure for concentrate constitutes our largest individual raw material cost. The cost of concentrate purchased from The Coca-Cola Company during 2011 amounted to €1,249.3 million, as compared to €1,294.9 million for 2010 and €1,246.0 million in 2009. Concentrate purchased from The Coca-Cola Company represented approximately 29.3% of our total cost of goods sold in 2011, compared with 32.0% in 2010 and 32.0% in 2009. Under our bottlers' agreements, we are required to purchase concentrate for all beverages of The Coca-Cola Company from companies designated by The Coca-Cola Company. The Coca-Cola Company is entitled under the bottlers' agreements to determine the price we pay for concentrate at its discretion. In practice, however, The Coca-Cola Company normally sets the price after discussions with us to reflect trading conditions in the relevant countries and to be in line with our annual marketing plan.

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

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €76.5 million, €60.8 million and €56.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2011, such contributions totaled €49.0 million as compared to €48.8 million in 2010 and €39.9 million in 2009. Payments for marketing programs not specifically attributable to a particular customer are recognized as a reduction of selling expenses. In 2011, these contributions amounted to €21.9 million compared to €19.8 million in 2010 and €22.5 million in 2009. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with The Coca-Cola Company

        Other income primarily comprises rent, facility and other costs of €1.2 million in 2011 compared to €14.3 million in 2010 and €4.4 million in 2009, and a toll-filling relationship in Poland of €13.8 million in 2011 compared to €17.6 million in 2010 and €15.0 million in 2009. Other expenses were €4.0 in 2011 and nil in 2010 related to facility costs charged by The Coca-Cola Company and shared costs, compared to €1.5 million in 2009. With the exception of the toll-filling arrangements, balances are included in operating expenses.

        In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €56.1 million in 2011, as compared to €78.0 million in 2010 and €37.6 million in 2009. The purchases of finished goods are primarily purchases of Powerade products. We also purchase concentrate from Beverage Partners Worldwide, a 50/50 joint venture between The Coca-Cola Company and Nestlé. Purchases of concentrate from Beverage Partners Worldwide amounted to €99.6 million in 2011, as compared to €89.4 million in 2010 and €70.0 million in 2009. These amounts are included in our cost of goods sold.

        During 2011, we sold €32.8 million of finished goods and raw materials to The Coca-Cola Company, as compared to sales of €19.0 million for 2010 and of €20.5 million for 2009. In 2011 and 2010, we did not record any gain from the sale of property, plant and equipment to The Coca-Cola Company compared to €0.2 million in 2009.

        In March 2008, we formed a three-party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the illy brand across our territories. During 2011, we disposed of our interest in that joint venture with no significant effect on our consolidated financial statements. We continue to sell and distribute ready-to-drink coffee under the "illy" brand across our territories.

        During 2011, we did not purchase any franchise rights, as compared to €4.4 million in 2010 and nil in 2009. In 2011, we did not have any proceeds from the sale of available-for-sale assets to The Coca-Cola Company compared to €4.9 million in 2010 and nil in 2009.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at December 31, 2011, The Coca-Cola Company owed us €63.2 million, as compared to €53.8 million and €64.2 million as at December 31, 2010 and 2009, respectively of which €0.3 million, €3.0 million and €6.7 million as at December 31, 2011, 2010 and 2009 related to loans to joint ventures with The Coca-Cola Company. We owed The Coca-Cola Company a total amount of trade payables of €172.2 million, €166.0 million and €125.1 million as at December 31, 2011, 2010 and 2009, respectively and €7.6 million of other liabilities as at December 31, 2011 compared to nil as at December 31, 2010 and, 2009.

Economic conditions

        Challenging economic and financial conditions continued to play a major role in our operating performance and financial results in 2011. We have witnessed a continued impact from austerity measures implemented in markets, including Greece, Italy, the Republic of Ireland and Northern Ireland. Consumer confidence and purchasing power continued to deteriorate throughout the year across most of our territories with double digit declines in key countries such as the Czech Republic, Greece, Hungary, Austria and Poland. GDP growth slowed down and unemployment rates increased significantly across our territories during 2011. Greece experienced an estimated negative GDP growth of 7.5% and a record unemployment rate of 20.7%. Although exchange rate volatility had a material positive contribution on our financial results in 2010, we experienced a significant negative impact from exchange rate volatility in 2011.

        In 2011, major western countries responded to the world economic crisis by taking further fiscal measures designed to reduce fiscal deficit and ultimately restore confidence. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, others have done so in 2010 and 2011. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices we must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which depresses our profit margins if we are unable to recover these additional operating costs from our customers. Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. More austerity measures were introduced in 2011, including further pension and salary reductions, imposition of a solidarity tax, imposition of additional real estate tax and an increase of value added tax to non-alcoholic ready-to-drink beverages from 13% to 23%, which led to strong decline of private consumption. A further tightening of the government's multiyear fiscal consolidation program is likely under the new European Monetary Union / International Monetary Fund agreement, that will further depress Greece's medium-term economic growth prospects. In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. At the end of 2011, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a new, critical austerity bill, introducing further austerity measures, including a value added tax increase by 2% and an additional 2% increase effective from September, 2012. Such measures are likely to negatively impact gross domestic product and employment in the short and medium term, which could adversely affect the results of our operations. In November 2010, the Irish government agreed a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Moreover, the government's 2012 budget seeks savings and incremental revenues, including an increase in the value added tax rate by 2%, from 21% to 23%, effective from January, 2012. Such measures are likely to negatively impact gross domestic product and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of our local operations and on a consolidated basis.

Channel mix

        We sell our products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers either buy beverages in multi-serve (one liter and above or multi-package) packages or multi-packs of single-serve packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues, hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 liter or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume our products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent our principal customers in the future consumption channel.

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of our markets. At Coca-Cola Hellenic, our response has been to make "customer preference" a core value of our business. "Customer preference" means building true collaboration and partnerships that create sustainable value and profitable growth for our business and our customers across all key channels through a comprehensive set of initiatives, including joint value creation, customer care centers, projects with key customers, and our 360o process for measuring and improving in-market execution

        Channel mix refers to the relative percentages of our sales volume comprising chilled single-serve packages sold for immediate consumption and multi-serve and single-serve packages sold for future consumption. A favorable channel mix occurs when sales of our higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavorable channel mix occurs when our volume shifts toward more multi-serve packages that generate lower margins. One of the strategies we use to improve channel mix is to invest in cold drink equipment, such as coolers, which we make available to retail outlets. This represents a significant portion of our capital expenditure. During 2011, for example, approximately 23% of our additions of property, plant and equipment were for coolers. Another strategy we have is to offer consumers the option to purchase multi-packs of single-serve packages more often from future consumption channels.

Raw material costs

        Raw material costs, including concentrate, represented 76.0% of our total cost of goods sold in 2011, as compared to 75.7% in 2010 and 76.8% in 2009. Our major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of our countries has led to an increase in the cost of sugar. For additional information, see below "Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

        Our major cold drink equipment supplier is Frigoglass S.A. Under the terms of a supply agreement that we entered into with Frigoglass S.A. in 1999, initially set to expire on December 31, 2004 but subsequently extended, on substantially similar terms, in June 2004 and, again in December 2008 to December 31, 2013, we have the status of a non-exclusive most favored client of Frigoglass S.A. We are required to obtain at least 60% of our annual requirements of coolers from Frigoglass S.A., in order to maintain our status as a non-exclusive most favored client. The prices at which we purchase these products are agreed between us and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to The Coca-Cola Company's European bottlers.

        In 2011, we made purchases from Frigoglass S.A. totaling €148.0 million, compared to €101.0 million in 2010 and €58.8 million in 2009. The purchases from Frigoglass S.A. in 2011 were comprised of €100.5 million for coolers, other cold drink equipment and spare parts and €47.5 for purchases of raw and packaging materials and other purchases. This compares to €84.6 million for coolers, other cold drink equipment and spare parts and €16.4 million for purchases of raw and packaging materials and other purchases in 2010 and €21.3 million and €37.5 million respectively, in 2009. Boval S.A., the parent of Kar-Tess Holding, holds a 43.7% interest in Frigoglass S.A. You should read Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Our relationship with Kar-Tess Holding—Supply agreement with Frigoglass S.A." for additional information on our relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool weather, especially during the spring and summer months, adversely affects our sales volume and consequently, net sales revenue.

Seasonality

        Product sales in all of our countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. We typically experience our best results of operations during the second and third quarters. In 2011, for example, we realized 20.7% of our sales volume in the first quarter, 28.9% in the second quarter, 28.1% in the third quarter and 22.3% in the fourth quarter.

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

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at December 31, 2011, all of our concentrate, which represents 47.7% of our raw material costs, was sourced through supply agreements denominated in euro, US dollars or Nigerian naira. Sugar, PET and aluminum, which represent 15.6%, 11.6% and 5.7%, respectively, of our raw material costs, were sourced through supply agreements denominated in euro and US dollars.

  •
  Currency fluctuations impact our foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

        The Greek statutory income tax rate was 20% for 2011, 24% for 2010 and 25% for 2009. Statutory income tax rates in the countries in which we operate range from 0% to 30%. Our effective income tax rate was 27% for 2011, 24% for 2010 and 25% for 2009. The increase of our effective tax rate in 2011 compared to 2010 is attributed to a combination of factors with positive or negative impact on our effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognized in previous periods, and the utilization in prior years of tax benefits that were no longer available in 2011.

        In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in 2011 compared to 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million. Hyperinflationary accounting adopted by Belarus during 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in our current income tax expense. In addition, the utilization of certain tax benefits in 2010 (that were no longer available in 2011) had the effect of reducing our Group effective tax rate in 2010, and contributed to the change in our effective tax rates in 2011 compared to 2010. The tax benefits in 2010 that were not available in 2011 include the utilization of losses not previously recognized for tax purposes that led to recognition of a previously unrecognized deferred tax asset on those tax losses in Austria and the utilization of expenses not previously allowed for deduction in Russia.

        The decrease of our effective income tax rate in 2010 compared to 2009 was mainly attributable to the recognition of a deferred tax asset of €10.2 million on losses that had previously not been recognized on our acquisition of Coca-Cola Beverages Austria GmbH. Furthermore, the current tax expense in 2010 was decreased by €2.0 million compared to 2009, reflecting the benefit obtained pursuant to tax incentives legislation applying in some of the tax jurisdictions in which we operate.

        On December 10, 2009, the Greek government introduced a special tax defined as "Extra Contribution of Social Responsibility by the Large Companies" pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, we recorded a tax charge of €19.8 million in 2009.

        Pursuant to Article 5 of Law 3845/2010, on May 6, 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended December 31, 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for 2009 was €21.2 million, which we recorded as a tax charge in 2010.

Amortization and impairment of intangible assets

        As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of our balance sheet. We consider that 99.5% of the €1,947.7 million of intangible assets recorded on our balance sheet as at December 31, 2011 relates to assets that have indefinite useful lives.

        We conduct tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets annually and whenever there is an indication of impairment. No impairment resulted from the impairment tests of 2011, 2010 and 2009.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

        On May 1, 2004, nine countries in which we operate entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on January 1, 2007. As of December 31, 2011 we operated in 16 EU countries. In addition, subject to ratification by EU member states, Croatia is scheduled to become an EU member state in 2013. These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. We believe that, overall, we benefit from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU. Conversely, the application of EU labor, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted our ability to use certain packaging materials or methods.

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

Greek economic crisis and EU response

        Greece, which accounted for approximately 6% of our unit case sales volume in 2011, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other countries in Europe in which we operate, such as Ireland, Italy, Romania and Hungary, are facing difficult economic conditions and have announced fiscal austerity measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of our local operations and on a consolidated basis.

A.    Operating results

Year ended December 31, 2011 compared to year ended December 31, 2010

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2010 to the year ended December 31, 2011.

	2011	2010(1)	Change
	(euro in millions except unit case volume in millions)%
Net sales revenue	6,854.3	6,793.6	0.9
Cost of goods sold	(4,258.8)	(4,048.6)	5.2

Gross profit	2,595.5	2,745.0	(5.4)
Operating expenses	(2,055.6)	(2,058.4)	(0.1)
Restructuring costs	(71.5)	(36.7)	94.8

Operating profit	468.4	649.9	(27.9)
Finance income	9.8	7.4	32.4
Finance costs	(96.1)	(83.1)	15.6
Loss on net monetary position	(7.8)	—	n/a

Finance costs (net)	(94.1)	(75.7)	24.3
Share of results of equity method investments	1.2	2.5	(52.0)

Profit before tax	375.5	576.7	(34.9)
Tax	(102.7)	(138.0)	(25.6)

Profit after tax	272.8	438.7	(37.8)

Attributable to:
Owners of the parent	268.9	426.6	(36.9)
Non-controlling interests	3.9	12.1	(67.8)

	272.8	438.7	(37.8)

Adjusted EBITDA	876.7	1,051.5	(16.6)
Unit case volume	2,083.4	2,100.0	(0.8)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

        The following table shows certain income statement and other financial data for the years ended December 31, 2011 and December 31, 2010, expressed in each case as a percentage of net sales revenue.

	2011	2010(1)
Net sales revenue	100.0	100.0
Cost of goods sold	(62.1)	(59.6)

Gross profit	37.9	40.4
Operating expenses	(30.0)	(30.3)

Operating profit	6.8	9.6

Adjusted EBITDA	12.8	15.5

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

Volume

        In 2011, our sales volume decreased by 16.6 million unit cases, or 0.8%, compared to 2010. Our established and emerging countries made a negative contribution of 18.7 million unit cases and 5.9 million unit cases, respectively, whereas our developing countries made a positive contribution of 8.0 million unit cases.

        In our established countries segment unit case volume declined by 18.7 million unit cases in 2011. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as unfavorable economic conditions in the country negatively impacted consumer confidence and household spending. In Greece, volume declined by 17.0 million unit cases, or 11.9% due to the additional austerity measures that adversely impacted consumer purchasing power and demand and a VAT increase from 11% to 23% in September, 2011. In Switzerland, volume increased by 1.4 million unit cases, or 1.7%. This increase was strongly driven by further utilizing the 2010 introduction of our products in one of the largest retailers in Switzerland, which historically had only carried private label products.

        In our developing countries segment unit case volume increased by 2.0% in 2011. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in our sparkling beverages, energy and tea categories which increased by 10.1%, 18.2% and 6.8%, respectively, compared to 2010. In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3%. In the remaining developing countries, volume increased by 1.9 million unit cases.

        In our emerging countries segment unit case volume decreased by 0.6% in 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in 2011 due to the exceptionally hot summer of 2010 that set up a very high base for the year-on-year comparison and the strengthening of value brands. Unit case volume in Nigeria grew by 0.7% in 2011, representing an increase of 1.3 million cases and reflecting solid growth in the sparkling beverages category. Unit case volume in Romania declined by 4.2% in 2011, due to challenging economic conditions and the implementation of strict austerity measures that had an adverse impact on consumer demand.

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

        Net sales revenue increased by €60.7 million in 2011 compared with 2010. Net sales revenue developed in line with our commitment to grow revenues ahead of volume. However, unfavorable foreign currency developments in emerging and developing markets diluted the positive impact of our revenue growth initiatives. Net sales revenue per unit case increased by 1.7% in 2011 compared to prior year.

        In our established countries net sales revenue decreased by €27.6 million in 2011 compared with 2010, as our revenue growth initiatives and favorable currency impact was more than offset by lower volume. Net sales revenue in Greece and Italy decreased by €77.9 million and €2.1 million, respectively, following the decline in volume. Net sales revenue in Switzerland increased by €55.0 million as a result of the positive performance of MyCoke and Nestea in the retail channel as well as the appreciation of the Swiss franc against the euro.

        In our developing countries segment, net sales revenue increased by €21.5 million compared with 2010, reflecting the positive impact from higher volume which was partially offset by unfavorable currency impact especially polish zloty.

        In our emerging countries segment, net sales revenue increased by €66.8 million compared with 2010. Net sales revenue in the Russian Federation increased by €62.8 million as a result of our revenue growth strategy across all our product categories and the positive category mix. Net sales revenue in Romania declined by €9.5 million following the decline in volume and in Nigeria by €7.6 million mainly as a result of the unfavorable currency impact.

        Net sales revenue per unit case increased to €3.29 in 2011 compared with €3.24 in 2010.

Cost of goods sold

        Our cost of goods sold is comprised of raw materials, inward freight and warehousing, labor and manufacturing costs. Our average cost of goods sold per unit case increased by 5.7% from €1.93 in 2010, to €2.04 in 2011, reflecting the impact of increased commodity prices primarily in PET resin, sugar and juice concentrate, partly offset by improved cost efficiencies in manufacturing and haulage.

        The cost of concentrate purchased from The Coca-Cola Company, our most important raw material, increased from 21.3% of our net sales revenue in 2010, to 21.4% in 2011. Depreciation included in our cost of goods sold decreased from €218.9 million in 2010 to €201.9 million in 2011.

Gross profit

        Our gross profit margin decreased to 37.9% in 2011, from 40.4% in 2010, as a result of a greater increase in the cost of goods sold compared to the increase in net sales revenue. On a unit case basis, gross profit decreased by approximately 4.7% in 2011 compared to the prior year.

Operating expenses

        Our selling expenses include the cost of our sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of our fleet of vehicles, distribution centers and warehouses through which we distribute a significant portion of our products, as well as fees charged by third party shipping agents. Also included in our selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centers and warehouses and other non-production related items. The single most significant component of our operating expenses is the cost of our sales force.

        In 2011, our selling expenses (including depreciation) amounted to €1,008.5 million, compared to €1,031.9 million in 2010. The ratio of selling expenses to net sales revenue decreased to 14.7% from 15.2% in 2010. The slight decrease in selling expenses reflects mainly the negative effect from foreign currency movements.

        Delivery expenses (including depreciation), increased, in absolute terms, to €629.8 million in 2011 from €628.5 million in 2010, reflecting higher fuel and distribution expenses compared to 2010, which resulted in an increase in delivery expenses (including depreciation) of €1.3 million in 2011 compared to 2010.

        Administrative expenses (including depreciation) amounted to €406.0 million in 2011, compared to €384.5 million in 2010. Administration expenses increased as a percentage of net sales revenue compared to 2010, from 5.7% in 2010 to 5.9% in 2011.

        Stock option expenses amounted to €8.1 million in 2011, compared with €6.7 million in 2010. Amortization of intangible assets decreased from €6.8 million in 2010 to €3.2 million in 2011.

        As part of our effort to optimize our cost base and sustain competitiveness in the market place, we undertook restructuring initiatives in 2011 which amounted to €71.5 million before taxes. Out of this amount, €49.9 million relates to employee related costs and €21.6 million relates to other restructuring expenses. These restructuring activities are expected to yield annualized benefits of €50 million from 2012 onwards. Restructuring initiatives in 2010 and 2011 resulted in total benefits of €44 million in 2011 in our cost of goods sold and operating expenses. We recorded €47.6 million, €17.6 million and €6.3 million of restructuring charges in our established, developing and emerging markets respectively, during 2011. These restructurings mainly concern employee costs, outsourcing of certain functions as well as closure of production facilities.

Operating profit

        Operating profit decreased by 27.9% in 2011 mainly due to the higher raw material costs and the volume decline, as a result of the persisting economic challenges across most of our territories. The adverse raw material costs impact was partially offset by revenue growth management initiatives mainly in the second half of the year.

Finance income

        Finance income increased from €7.4 million for 2010 to €9.8 million for 2011 due to higher cash balances maintained in 2011.

Finance costs

        Finance costs increased from €83.1 million for 2010 to €96.1 million for 2011, largely due to the early refinancing of our €301.1 million notes that matured in July 2011, the charge of the ineffective portion of the derivatives related to the $900.0 million US dollar bonds amounting to a €6.6 million loss compared to a €1.0 million gain in 2010 and higher outstanding balances under our commercial paper program.

Loss on net monetary position

        Belarus was considered to be a hyperinflation economy in the fourth quarter of 2011 as three-year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8 million that was recorded in the income statement.

Share of results of equity method investments

        The share of results of equity method investments primarily reflected the results of Frigoglass Industries Limited in which we hold an effective interest through a 23.9% interest held by Nigerian Bottling Company plc in 2011 and 2010. In September 2011, we purchased the remaining non-controlling interest in Nigerian Bottling Company plc and our interest increase to 100% compared to 66.4% that we held previously. In addition, the share of results of equity method investments reflects the results of Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of results of equity method investments decreased from an income of €2.5 million in 2010 to €1.2 million in 2011.

Tax

        Our effective tax rate increased from 24% in 2010 to 27% in 2011. The increase of our effective tax rate in 2011 compared to 2010 is attributed to a combination of factors with positive or negative impact on our effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognized in previous periods, and the utilization in prior years of tax benefits that were no longer available in 2011.

        In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in 2011 compared to 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million. Hyperinflationary accounting adopted by Belarus during 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in our current income tax expense. In addition, the utilization of certain tax benefits in 2010 (that were no longer available in 2011) had the effect of reducing our Group effective tax rate in 2010, and contributed to the change in our effective tax rates in 2011 compared to 2010. The tax benefits in 2010 that were not available in 2011 include the utilization of losses not previously recognized for tax purposes that led to recognition of a previously unrecognized deferred tax asset on those tax losses in Austria and the utilization of expenses not previously allowed for deduction in Russia.

        The decrease of our effective income tax rate in 2010 compared to 2009 was mainly attributable to the recognition of a deferred tax asset of €10.2 million on losses that had previously not been recognized on our acquisition of Coca-Cola Beverages Austria GmbH. Furthermore, the current tax expense in 2010 was decreased by €2.0 million compared to 2009, reflecting the benefit obtained pursuant to tax incentives legislation applying in some of the tax jurisdictions in which we operate.

        On December 10, 2009, the Greek government introduced a special tax defined as "Extra Contribution of Social Responsibility by the Large Companies" pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, we recorded a tax charge of €19.8 million in 2009.

        Pursuant to Article 5 of Law 3845/2010, on May 6, 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended December 31, 2009. The amount of the "Extraordinary Contribution of Social Responsibility" assessed for 2009 was €21.2 million, which we recorded as a tax charge in 2010.

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests decreased by 67.8% from €12.1 million in 2010 to €3.9 million in 2011. The decrease was due to our purchase of the minority interest in Nigerian Bottling Company plc, our operating company in Nigeria, which was listed on the Nigerian Stock Exchange, as well as from the minority shareholders' interests in our operations in the Former Yugoslav Republic of Macedonia and Serbia during 2011.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €268.9 million in 2011, as compared to €426.6 million in 2010. The €157.7 million decrease primarily reflects the net impact of decreased operating profit, partly offset by lower taxes and reduced share of profit attributed to non-controlling interests.

Adjusted EBITDA

        In 2011, our adjusted EBITDA decreased by 16.6% over 2010 as a result of the same performance factors that contributed to the decrease of our operating profit.

Year ended December 31, 2010 compared to year ended December 31, 2009

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended December 31, 2009 to the year ended December 31, 2010.

	2010(1)	2009(1)	Change
	(euro in millions except unit case volume in millions)%
Net sales revenue	6,793.6	6,543.6	3.8
Cost of goods sold	(4,048.6)	(3,904.7)	3.7

Gross profit	2,745.0	2,638.9	4.0
Operating expenses	(2,058.4)	(1,984.2)	3.7
Restructuring costs	(36.7)	(44.9)	(18.3)
Other items	—	32.8	n/a

Operating profit	649.9	642.6	1.1
Finance income	7.4	9.4	(21.3)
Finance costs	(83.1)	(82.2)	1.1

Finance costs (net)	(75.7)	(72.8)	4.0
Share of results of equity method investments	2.5	(1.9)	(231.6)

Profit before tax	576.7	567.9	1.5
Tax	(138.0)	(142.9)	(3.4)

Profit after tax	438.7	425.0	3.2

Attributable to:
Non-controlling interests	12.1	22.4	(46.0)
Owners of the parent	426.6	402.6	6.0

	438.7	425.0	3.2

Adjusted EBITDA	1,051.5	1,023.1	2.8
Unit case volume	2,100.0	2,069.3	1.5

(1)
2010 and 2009 figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

        The following table shows certain income statement and other financial data for the years ended December 31, 2010 and December 31, 2009, expressed in each case as a percentage of net sales revenue.

	2010(1)	2009(1)
Net sales revenue	100.0	100.0
Cost of goods sold	(59.6)	(59.7)

Gross profit	40.4	40.3
Operating expenses	(30.3)	(30.3)

Operating profit	9.6	9.8

Adjusted EBITDA	15.5	15.6

(1)
2010 and 2009 figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

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

        In our emerging countries segment, net sales revenue increased by €352.3 million compared with 2009. Net sales revenue in the Russian Federation increased by €260.5 million, and in Nigeria by €82.6 million as a result of higher volumes, better pricing and product mix and favorable currency movements. Net sales revenue in Romania declined by €27.1 million mainly as a result of lower volume.

        Overall pricing, in terms of net sales revenue per unit case increased to €3.24 in 2010 compared with €3.16 in 2009.

Cost of goods sold

        Our cost of goods sold per unit case increased by 2.1% from €1.89 in 2009, to €1.93 in 2010, reflecting higher commodity costs and the foreign currency effects of a weaker euro, partly offset by improved cost efficiencies in manufacturing and haulage.

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

        Administrative expenses (including depreciation) amounted to €384.5 million in 2010, compared to €393.5 million in 2009. Administration costs slightly decreased as a percentage of net sales revenue compared to 2009, from 6.0% in 2009 to 5.7% in 2010.

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

Other items

        On December 19, 2008, we announced that a production plant in Benin City, Nigeria, which was owned by Nigerian Bottling Company plc in which we had a 66.4% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8 million. Of this impairment charge, €9.8 million related to impairment of property, plant and equipment, and €4.5 million related to the impairment of inventory balances. During 2009, €32.8 million was received from our insurers.

Operating profit

        Operating profit increased by 1.1% in 2010 as higher volume and positive currency movements were only partly offset by the adverse product mix, lower pricing and higher commodity costs.

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

Share of results of equity method investments

        The share of results of equity method investments primarily reflected the results of Frigoglass Industries Limited in which the group holds an effective interest through a 23.9% interest held by Nigerian Bottling Company plc, in which we have a 66.4% interest and Fonti del Vulture S.r.l., a joint venture engaged in the production of water products in Italy. The share of results of equity method investments increased from a loss of €1.9 million in 2009 to an income of €2.5 million in 2010.

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

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests consists primarily of the minority shareholders' 33.6% interest in Nigerian Bottling Company plc, our operating company in Nigeria, which was listed on the Nigerian Stock Exchange, as well as from the minority shareholders' interests in our operations in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia of 44.7%, 14.6% and 8.8% respectively. Profit after tax attributable to non-controlling interests decreased from €22.4 million in 2009 to €12.1 million in 2010, as a consequence of the net profit decrease of our Nigerian operation and the decrease of minority shareholders' interest in our operations in Serbia.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €426.6 million in 2010, as compared to €402.6 million in 2009. The €24.0 million increase primarily reflects the net impact of increased operating profit, lower taxes and reduced non-controlling interests.

Adjusted EBITDA

        In 2010, our adjusted EBITDA increased by 2.8% over 2009 as a result of the same performance factors that contributed to the increase of our operating profit.

Reporting segments

Year ended December 31, 2011 compared to year ended December 31, 2010

        The following table provides certain financial information for our three reporting segments, as well as our corporate center, for each of the two years ended December 31, in each case, both in absolute numbers and as a percentage of our total corresponding to each line item of this table. Internally, our management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of our reporting segments. There are no material amounts of product sales or transfers between our countries. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies' funding requirements.

	Year ended December 31, 2011		Year ended December 31, 2010(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	699.5	33.6	718.2	34.2
Net sales revenue	2,807.0	41.0	2,834.6	41.7
Operating profit	208.7	44.5	268.9	41.4
Depreciation and impairment of property, plant and equipment	136.9	34.6	132.2	34.1
Stock option expense	2.8	34.5	2.4	35.8
Amortization and adjustment of intangible assets	0.8	25.0	4.5	63.4
Other items	0.5	38.4	—	—
Adjusted EBITDA	349.7	39.9	408.0	38.8
Developing countries
Unit case volume	399.7	19.2	391.7	18.7
Net sales revenue	1,161.5	16.9	1,140.0	16.8
Operating profit	58.4	12.5	89.2	13.7
Depreciation and impairment of property, plant and equipment	80.4	20.3	73.0	18.8
Stock option expense	1.6	19.8	1.2	17.9
Amortization and adjustment of intangible assets	0.4	12.5	0.5	7.0
Other items	0.3	23.1	—	—
Adjusted EBITDA	141.1	16.1	163.9	15.6
Emerging countries
Unit case volume	984.2	47.2	990.1	47.1
Net sales revenue	2,885.8	42.1	2,819.0	41.5
Operating profit	201.3	43.0	291.8	44.9
Depreciation and impairment of property, plant and equipment	178.4	45.1	182.6	47.1
Stock option expense	3.7	45.7	3.1	46.3
Amortization and adjustment of intangible assets	2.0	62.5	2.1	29.6
Other items	0.5	38.5	—	—
Adjusted EBITDA	385.9	44.0	479.6	45.6
Total
Unit case volume	2,083.4	100.0	2,100.0	100.0
Net sales revenue	6,854.3	100.0	6,793.6	100.0
Operating profit	468.4	100.0	649.9	100.0
Depreciation and impairment of property, plant and equipment	395.7	100.0	387.8	100.0
Stock option expense	8.1	100.0	6.7	100.0
Amortization and adjustment of intangible assets	3.2	100.0	7.1	100.0
Other items	1.3	100.0	—	100.0
Adjusted EBITDA	876.7	100.0	1,051.5	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

Established countries

        The following table shows our volume performance for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

	2011	2010	Change	Change
	(in millions of unit cases)%
Italy	320.3	323.0	(2.7)	(0.8)
Greece	126.0	143.0	(17.0)	(11.9)
Switzerland	85.4	84.0	1.4	1.7
Austria	76.8	76.9	(0.1)	(0.1)
The Republic of Ireland and Northern Ireland	75.5	75.2	0.3	0.4
Cyprus	15.5	16.1	(0.6)	(3.7)

	699.5	718.2	(18.7)	(2.6)

        Unit case volume in our established countries segment was 699.5 million in 2011, a decrease of 2.6% over 2010. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as deteriorating economic conditions negatively impacted consumer confidence and household spending. In Greece, volume declined by 11.9%, or 17.0 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 1.4 million unit cases, or 1.7%. This was primarily due to the improved volume performance of Coca-Cola brand in one of the largest retailers in Switzerland and the strong performance of Nestea across the market. These developments led to a positive category and package mix. In our remaining established countries, volume decreased by 0.4 million unit cases.

        Our operations in established countries contributed €349.7 million to our adjusted EBITDA for the year 2011, representing a 14.3% decrease compared to 2010.

        In 2011, our established countries achieved an operating profit of €208.7 million compared to an operating profit of €268.9 million in 2010, mainly because of an operating profit decline in Greece. Positive price, product mix and favorable foreign currency movements were more than offset by lower sales volume and increased raw material costs.

Developing countries

        The following table shows our volume performance for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

	2011	2010	Change	Change
	(in millions of unit cases)%
Poland	173.5	168.6	4.9	2.9
Hungary	86.1	85.1	1.0	1.2
Czech Republic	58.4	58.2	0.2	0.3
Croatia	26.8	27.3	(0.5)	(1.8)
Slovakia	25.4	24.2	1.2	5.0
Baltic countries	22.5	21.5	1.0	4.7
Slovenia	7.0	6.8	0.2	2.9

	399.7	391.7	8.0	2.0

        Unit case volume in our developing countries segment was 399.7 million in 2011, an increase of 2.0% over 2010. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in our sparkling beverages, energy and tea categories that increased by 10.1%, 18.2% and 6.8%, respectively, compared to prior year.

In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3%. In the remaining developing countries, volume increased by 1.9 million unit cases.

        Our operations in developing countries contributed €141.1 million to our adjusted EBITDA in 2011, 13.9% below 2010.

        In 2011, our developing countries achieved an operating profit of €58.4 million compared to an operating profit of €89.2 million in 2010, representing a decrease of 34.5%, reflecting the effect of adverse product mix and higher commodity costs. These effects were only partly offset by the higher sales volume.

Emerging countries

        The following table shows our volume performance for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

	2011	2010	Change	Change
	(in millions of unit cases)%
Russian Federation	335.9	341.0	(5.1)	(1.5)
Nigeria	185.2	183.9	1.3	0.7
Romania	160.7	167.8	(7.1)	(4.2)
Ukraine	93.6	101.9	(8.3)	(8.1)
Serbia and Montenegro	83.0	76.3	6.7	8.8
Bulgaria	56.3	58.4	(2.1)	(3.6)
Belarus	29.5	24.4	5.1	20.9
Bosnia and Herzegovina	17.9	16.6	1.3	7.8
Former Yugoslav Republic of Macedonia	10.0	8.6	1.4	16.3
Armenia	6.6	6.4	0.2	3.1
Moldova	5.5	4.8	0.7	14.6

	984.2	990.1	(5.9)	(0.6)

        Unit case volume in our emerging countries segment decreased by 0.6% in 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in 2011 due to weak real disposable income growth and the strengthening of value brands. In addition, the exceptionally hot prior year summer set a very high base for year-on-year comparison. Unit case volume in Nigeria grew by 0.7% in 2011 reflecting solid growth in the sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 4.2% in 2011, as challenging economic conditions, including the implementation of strict austerity measures, had an adverse impact on consumer demand.

        Our operations in emerging countries contributed €385.9 million to our adjusted EBITDA in 2011, 19.5% below 2010.

        In 2011, our emerging countries achieved an operating profit of €201.3 million compared to an operating profit of €291.8 million in 2010, a decrease of 31.0%. The benefit from our revenue growth initiatives was more than offset by higher raw material prices and unfavorable foreign currency movements.

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

	Year ended December 31, 2010(1)		Year ended December 31, 2009(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established countries
Unit case volume	718.2	34.2	743.2	35.9
Net sales revenue	2,834.6	41.7	2,927.8	44.7
Operating profit	268.9	41.4	301.2	46.9
Depreciation of property, plant and equipment	132.2	34.1	122.3	33.9
Stock option expense	2.4	35.8	2.2	34.4
Amortization and adjustment of intangible assets	4.5	63.4	3.6	52.2
Other items	—	—	—	—
Adjusted EBITDA	408.0	38.8	429.3	42.0
Developing countries
Unit case volume	391.7	18.7	388.3	18.8
Net sales revenue	1,140.0	16.8	1,149.1	17.6
Operating profit	89.2	13.7	86.3	13.4
Depreciation of property, plant and equipment	73.0	18.8	77.0	21.4
Stock option expense	1.2	17.9	1.2	18.7
Amortization and adjustment of intangible assets	0.5	7.0	0.5	7.2
Other items	—	—	—	—
Adjusted EBITDA	163.9	15.6	165.0	16.1
Emerging countries
Unit case volume	990.1	47.1	937.8	45.3
Net sales revenue	2,819.0	41.5	2,466.7	37.7
Operating profit	291.8	44.9	255.1	39.7
Depreciation of property, plant and equipment	182.6	47.1	161.4	44.7
Stock option expense	3.1	46.3	3.0	46.9
Amortization and adjustment of intangible assets	2.1	29.6	2.8	40.6
Other items	—	—	6.5	100.0
Adjusted EBITDA	479.6	45.6	428.8	41.9
Total
Unit case volume	2,100.0	100.0	2,069.3	100.0
Net sales revenue	6,793.6	100.0	6,543.6	100.0
Operating profit	649.9	100.0	642.6	100.0
Depreciation of property, plant and equipment	387.8	100.0	360.7	100.0
Stock option expense	6.7	100.0	6.4	100.0
Amortization and adjustment of intangible assets	7.1	100.0	6.9	100.0
Other items	—	100.0	6.5	100.0
Adjusted EBITDA	1,051.5	100.0	1,023.1	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

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

        Our operations in established countries contributed €408.0 million to our adjusted EBITDA for the year 2010, representing a 5.0% decrease compared to 2009.

        In 2010, our established countries achieved an operating profit of €268.9 million compared to an operating profit of €301.2 million in 2009 as lower volume, unfavorable category and package mix more than offset the positive impact from realized cost savings, lower cost of goods sold and positive currency movements.

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

        Unit case volume in our developing countries segment was 391.7 million in 2010, an increase of 0.9% over 2009. Volume increased in Poland by 0.9 million unit cases and in Czech Republic by 3.9 million unit cases. In Hungary, unfavorable economic conditions contributed to volume declining by 2.2 million unit cases. In our remaining developing countries, volume increased by 0.8 million unit cases.

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

        Our operations in emerging countries contributed €479.6 million to our adjusted EBITDA in 2010, 11.8% above 2009.

        In 2010, our emerging countries achieved an operating profit of €291.8 million compared to an operating profit of €255.1 million in 2009, an increase of 14.4%. The benefit from higher volume, better pricing and category mix and favorable currency movements more than offset higher raw material prices and increased operating expenses.

B.    Liquidity and capital resources

        Our sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, syndicated loan facility and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our financial commitments and operating needs.

Cash flows from operating activities

        Our cash flows provided by operating activities from the year ended December 31, 2009 to the year ended December 31, 2011 are as follows:

	2011	2010(1)	2009(1)
	(euro in millions)
Operating profit	468.4	649.9	642.6
Depreciation, impairment, amortization and other non-cash items	411.0	414.8	391.0
Working capital changes	55.9	64.2	52.9
Tax paid	(89.6)	(141.0)	(89.3)

Net cash from operating activities	845.7	987.9	997.2

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Item 18, "Financial Statements—Notes to Consolidated Financial Statements—Changes in accounting policy".

        Our primary source of cash flow is funds generated from operations. In 2011, cash flow from operating activities decreased by 14.4% due to the decrease in operating profit that was partly offset by the decreased tax payments and the improved working capital management. In 2010, the decrease in net cash provided by operating activities amounted only to €9.3 million compared with 2009 despite the significantly increased tax payments as a result of the improved operating results and working capital management.

Cash flows used in investing activities

        Our cash flows used in investing activities from the year ended December 31, 2009 to the year ended December 31, 2011 are as follows:

	2011	2010	2009
	(euro in millions)
Payments for purchases of property, plant and equipment	(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets	—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment	10.9	12.0	18.2
Net receipts from (payments for) investments	3.0	7.2	(4.7)
Interest received	9.9	7.3	10.5
Net receipts from disposal of subsidiaries	13.1	—	—
Net payments for acquisition of joint venture	(2.5)	—	—
Net refunds from acquisitions	—	—	17.5

Net cash used in investing activities	(336.4)	(365.5)	(342.9)

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

        Set forth below are our purchases of non-current assets in our three business segments for the period from the year ended December 31, 2009 to the year ended December 31, 2011. We have also set forth these capital expenditures as a percentage of our total capital expenditure in the relevant period.

	2011		2010		2009
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established countries	118.8	32.1	123.2	31.4	96.6	25.1
Developing countries	46.5	12.5	61.0	15.6	48.8	12.7
Emerging countries	205.5	55.4	207.8	53.0	239.0	62.2

Total purchases of non-current assets	370.8	100.0	392.0	100.0	384.4	100.0

        Purchases of non-current assets totaled €370.8 million in 2011. Of this, 36.3% was related to investment in production equipment and facilities and 26.0% to the acquisition of marketing equipment. The purchases decreased by €21.2 million, or 5.4%, in 2011 compared to 2010. Purchases of non-current assets totaled €392.0 million in 2010. Of this, 48.6% was related to investment in production equipment and facilities and 19.3% to the acquisition of marketing equipment. There was only a slight increase of €7.6 million, or 2.0%, in purchases in 2010 compared to 2009.

        The net payments for acquisition of joint venture of €2.5 million in 2011 is related to the joint acquisition of all outstanding shares of MS Foods UAB with TCCC through Multon ZAO. Cash refunds from acquisitions of €17.5 million in 2009 relate to a refund of certain purchase consideration regarding the acquisition of Socib S.p.A.

Cash flows used in financing activities

        Our cash flows provided by financing activities from the year ended December 31, 2009 to the year ended December 31, 2011 are as follows:

	2011	2010	2009
	(euro in millions)
Return of capital to shareholders	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	(6.0)	—	(6.0)
Share buy-back payments	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	4.7	5.7	1.8
Dividends paid to owners of the parent	—	(102.0)	(102.3)
Dividends paid to non-controlling interests	(6.5)	(7.0)	(5.3)
Proceeds from external borrowings	1,494.8	927.1	1,199.8
Repayments of external borrowings	(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations	(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swaps attributable to fair value	—	33.0	—
Interest paid	(109.1)	(72.3)	(75.1)

Net cash used in from financing activities	(353.3)	(527.7)	(1,143.3)

        On May 6, 2011 the Annual General Meeting of shareholders resolved to reorganize its share capital. Our share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. Our share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by € 548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, we realized the capital return on December 2, 2009. The capital return was financed through a combination of accumulated cash and new debt.

        On April 30, 2009, our board of directors authorized a buy-back program for a maximum of up to 5% of our paid-in share capital during the 24-month period from the date of the Extraordinary General Meeting of April 27, 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920 (i.e. until April 26, 2011). Based on our capitalization at that date, the maximum amount that might have been bought back pursuant to the program is 18,270,104 shares. Purchases under the program were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programs. The buy-back program expired on April 26, 2011. During the period from April 30, 2009 to April 26, 2011, the Company purchased 3,430,135 ordinary shares pursuant to the share buy-back program, with a value of €55.5 million.

        During 2011, we acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o bringing our interest in these subsidiaries to 100%. In addition, during 2011 we increased our share in A.D. Pivara Skopje, which we jointly control with Heineken, by acquiring together with Heineken the 41.2% of the remaining non-controlling interests. After the acquisition we own 48.24% of the voting rights of A.D. Pivara Skopje as compared to 27.64% in 2010 and control jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The payments performed in 2011 for the purchase of the shares held by non-controlling interests amounted to €114.0 million.

        Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

        During 2011 the net proceeds from external borrowings were €107.2 million. On March 2, 2011, we completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due November 16, 2016 issued on November 16, 2009. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on July 15, 2011. The net proceeds from the commercial paper issuance were €123 million in 2011. The outstanding amount under the commercial paper program at December 31, 2011 was €250.0 million compared to €127.0 million in 2010.

        We repaid a net amount of €263.9 million in external borrowings in 2010. On December 14, 2010 we repaid an aggregate principal amount of fixed rate notes equal to €198.9 million, being a portion of the €500.0 million fixed rate bond due in July 2011.

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

        Proceeds and repayment of external borrowings in 2011, 2010 and 2009 were under our €2.0 billion euro medium term note, or EMTN program, and under the commercial paper program.

        On November 16, 2009, we completed the issue of a €300.0 million 7-year fixed rate bond at 4.25% through our 100% owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under our EMTN program. Proceeds from this issue were used to partly fund the capital return payment and allowed us to extend our debt maturity profile.

        In 2011, we received proceeds of €4.7 million from the issue of shares. This followed resolutions by our board of directors on February 21, 2011, May 30, 2011, August 10, 2011 and November 15, 2011 to increase our share capital by 354,512, 21,994, 28,749, and 313 ordinary shares respectively, following the exercise of stock options by option holders pursuant to our stock option plan. This was recorded as €0.2 million to share capital and €4.5 million to share premium.

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

        We paid dividends to our shareholders in the amount of €102.0 million and €102.3 million in the years ended December 31, 2010 and 2009, respectively. You should read Item 3, "Key Information—Selected Financial Data—Dividend and dividend policy" for additional information. We also make dividend payments to the non-controlling interest shareholders in our subsidiaries.

Working capital

        Our working capital position for the three years ended December 31, was as follows:

	2011	2010	2009
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,553.9	1,589.6	1,499.6
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,541.5)	(1,464.1)	(1,269.3)

Working capital	12.4	125.5	230.3
Add back: deposit liabilities on returnable containers	108.5	107.3	111.3

Working capital, excluding deposit liabilities	120.9	232.8	341.6

        As at December 31, 2011, our working capital, excluding deposit liabilities on returnable containers, decreased by €111.9 million, compared with the working capital balance as at December 31, 2010. The reason for the decrease is the increase in trade and other payables of €77.4 million, decrease of trade and other receivables of €17.0 million and the decrease in the level of inventories held of €30.2 million. As at December 31, 2010, our working capital, excluding deposit liabilities on returnable containers, decreased by €108.8 million, compared with the working capital balance as at December 31, 2009. The reason for the decrease was the increase in trade and other payables of €194.8 million, increase of trade and other receivables of €40.8 million and the increase in the level of inventories held of €56.6 million

        As at December 31, 2009, 2010 and 2011, we had a positive working capital of €341.6 million, €232.8 million and €120.9 million respectively, excluding deposit liabilities for returnable containers of €111.3 million, €107.3 million and €108.5 million respectively. Although our deposit liabilities are classified as part of current liabilities, our returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. We believe that presenting our working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare our working capital information with that of other bottlers that do not use returnable packaging.

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

Borrowings and funding sources

Funding policies

        Our general policy is to retain a certain amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on our balance sheet while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities, to ensure that we have cost-effective access to sufficient financial resources to meet our short- and medium-term funding requirements. These include the day-to-day funding of our operations upcoming debt maturities as well as the financing of our capital expenditure program. In order to mitigate the possibility of liquidity constraints, we endeavor to maintain a minimum of €250.0 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements. From time to time the board of directors can decide to temporarily increase the amount of cash and cash equivalent held on our balance sheet as a result of the volatility in the financial markets and the maturity profile of our debt.

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the company.

Cash and cash equivalents

        Our cash and cash equivalent balances for the three years ended December 31, were as follows:

	2011		2010		2009
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro	373.0	78.3	283.5	86.9	161.3	69.5
Nigerian naira	51.7	10.9	3.0	0.9	4.1	1.8
Former Yugoslav Republic of Macedonia dinar	11.9	2.5	4.4	1.3	5.5	2.4
Russian rouble	9.6	2.0	3.7	1.1	23.1	10.0
Belorusian rouble	6.6	1.4	7.6	2.3	4.7	2.0
Croatian kuna	5.0	1.1	4.0	1.2	16.7	7.2
Serbian dinar	3.9	0.8	10.7	3.3	4.9	2.1
Bulgarian lev	3.6	0.8	2.0	0.6	2.0	0.9
Ukrainian hryvnia	2.2	0.5	1.6	0.5	0.3	0.1
Romanian leu	2.0	0.4	1.3	0.4	2.2	0.9
US dollar	1.9	0.4	0.6	0.2	0.7	0.3
Swiss franc	1.5	0.3	1.2	0.4	1.4	0.6
Moldovan leu	0.7	0.1	0.1	—	—	—
Polish zloty	0.6	0.1	0.4	0.1	0.3	0.1
Bosnia and Herzegovina convertible mark	0.5	0.1	0.9	0.3	1.3	0.6
Other	1.4	0.3	1.1	0.5	3.5	1.5

	476.1	100.0	326.1	100.0	232.0	100.0

        Our cash and cash equivalents balance at December 31, 2011 was €476.1 million, representing an increase of €150.0 million from the balance at December 31, 2010 and an increase of €244.1 million from the balance as at December 31, 2009. As at December 31, 2011 Nigerian naira currency includes, an equivalent amount of approximately €43.7 million that relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders of the Company's subsidiary Nigerian Bottling Company plc. The increase in cash and cash equivalents balance between 2011 and 2010 is also attributed to the net proceeds from the commercial paper program. The increase in cash and cash equivalents balance between 2010 and 2009 was principally the result of the operating cash flow of 2010 that was partially offset by net cash used in investing and financing activities.

        While there are restrictive controls on the movement of funds out of certain of the countries in which we operate, these restrictions have not had a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure and working capital purposes.

Debt

        Our medium and long-term funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet our anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. As a result of the successful completion of a €300.0 million bond issue on March 2, 2011 and other existing financial arrangements including our unused €500.0 million syndicated loan facility, as well as our currently forecasted cash flow from operations, we believe that we have sufficient financial resources to meet our medium-term financial commitments.

        Our debt as at December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	299.6	181.3	236.0
Current portion of long-term debt	—	305.0	1.1
Short-term finance lease obligations	21.9	48.8	69.9

Total short-term borrowings, including finance lease obligations	321.5	535.1	307.0

Long-term borrowings, less finance lease obligations	1,861.9	1,561.2	2,010.3
Long-term finance lease obligations	72.6	95.2	90.3

Total long-term borrowings, including finance lease obligations	1,934.5	1,656.4	2,100.6

Gross debt, including finance lease obligations	2,256.0	2,191.5	2,407.6

Cash and cash equivalents	(476.1)	(326.1)	(232.0)

Net debt	1,779.9	1,865.4	2,175.6

        As at December 31, 2011, 63.4% of our gross debt was denominated in euro and 33.2% in US dollars. This compared to 62.5% in euro and 34.0% in US dollars, as at December 31, 2010 and 69.7% in euro and 28.2% in US dollars, as at December 31, 2009.

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

        During 2010, we adjusted our interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilize future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400.0 million in USD bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result, an amount of €1.4 million was credited to our income statement.

        As at December 31, 2011 cash and cash equivalents include an amount of approximately €43.7 million that relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders of the Company's subsidiary Nigerian Bottling Company plc.

Commercial paper program and committed credit facilities

        In March 2002, we established a €1.0 billion global commercial paper program to further diversify our short term funding sources. The program consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the program must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper program was €250.0 million as at December 31, 2011, €127.0 million as at December 31, 2010 and €189.5 million as at December 31, 2009.

        As at March 15, 2012, we had outstanding balances of €251.0 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 0.69%.

        As at December 31, 2008, we had a €600.0 million syndicated loan facility with an expiry date of August 1, 2010. During December 2009, we replaced this facility with a new €500.0 million facility that was issued through various financial institutions and expires on December 17, 2012. This facility could be used for general corporate purposes and carried a floating interest rate over Euribor and Libor.

        In May 2011, we replaced our then-existing €500 million syndicated loan facility with a new €500.0 million syndicated loan facility, issued, which was the unamortized portion of the fees for the replaced facility, through various financial institutions, expiring on May 11, 2016. As a result, an amount of €1.9 million was charged to the income statement, in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception. There are no financial covenants applicable to this facility.

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

        In July 2004, we completed the issue of a €500.0 million 7-year euro-denominated fixed rate bond. In December 2010, we finalized a cash tender offer through our subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500 million. 4.375% fixed rate notes due in July 15, 2011. On December 14, 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the income statement, in the finance costs line.

        In December 2008, we issued a €500.0 million fixed-rate bond at 7.875% maturing in 2014. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350.0 million bond that matured in March 2009. In November 2009, we issued a €300.0 million 7-year fixed-rate bond at 4.25%. Proceeds from this issue were used to fund the capital return payment and allowed us to extend our debt maturity profile. In December 2010, we finalized a cash tender offer through our subsidiary Coca-Cola HBC Finance B.V. for the repurchase of our existing €500.0 million 4.375% fixed rate notes due in 2011. On December 14, 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500.0 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the 2010 income statement in the finance cost line.

        In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due November 16, 2016 issued on November 16, 2009. The new notes bring the total outstanding amount of the series to €600 million. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on July 15, 2011.

        At December 31, 2011, there was €1.1 billion of bonds outstanding under the euro medium-term note program, with details as follows:

Issue Date	Amount	Interest	Maturity date
December 17, 2008	€500.0 million	7.875%	January 15, 2014
November 16, 2009	€300.0 million	4.250%	November 16, 2016
March 2, 2011	€300.0 million	4.250%	November 16, 2016

Notes issued in the US market

        On September 17, 2003, we successfully completed, through our 100%owned finance subsidiary Coca-Cola HBC Finance B.V., a US$900.0 million (€694.4 million at December 31, 2011 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0 million (€385.8 million at December 31, 2011 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0 million (€308.6 million at December 31, 2011 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, our leveraged re-capitalization and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by us in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were US$898.1 million. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic Bottling Company S.A. These notes are not subject to financial covenants.

Credit rating

        Our corporate credit ratings by Standard & Poor's are "A" long term and "A1" short term and stable outlook. In November 2011, Moody's affirmed Coca-Cola Hellenic's "A3" long-term, "P2" short-term corporate credit ratings but changed the outlook to negative. Our credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or ability to raise capital in the debt markets.

Market risk

Treasury policies and objectives

        We face financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. Our board of directors has approved our treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. Our treasury function is responsible for managing our financial risks in a controlled manner, consistent with the board of directors approved policies. These policies include:

  •
  hedging transactional currency exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction; and

  •
  an investment policy to minimize counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by our board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only.

        In the context of our overall treasury policy, and in line with the operating parameters approved by our board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

        The board of directors has delegated authority to execute transactions, including derivative transactions with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject us to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify our risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative instruments

        We use derivative instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. We do not use derivative instruments for any trading activities. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximize hedge effectiveness.

Interest rate risk

        Our interest rate exposure generally relates to our debt obligations. We manage our interest rate costs primarily with interest rate swaps and options. All non-euro bond issues have been fully swapped into euro with no residual currency risk.

        As at December 31, 2011, there were no euro denominated interest rate swap contracts outstanding, compared to nil at December 31, 2010 and €792.5 million at December 31, 2009. During June and July 2010, we adjusted our interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result, an amount of €1.4 million was credited to the 2010 income statement.

        During 2011 and 2010, we did not have any interest rate swaps that were not eligible for hedge accounting. By comparison, during 2009, we recognized in finance costs losses of €8.8 million in relation to interest rate swaps that were not eligible for hedge accounting.

        During 2011, we recognized in interest expense a loss of €6.6 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting compared to a gain of €1.0 million in 2010 and a loss of €1.6 million in 2009.

        Since 2003, we have been using interest rate and cross currency swaps to convert our $500.0 million and $400.0 million notes issued in the USD market from fixed rate US dollar denominated debt to floating rate obligation based on Euribor. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

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

        A 1% increase in the market interest rates on floating rate debt outstanding at December 31, 2011 would increase our interest expense on an annual basis by €5.0 million, compared to €1.8 million and €19.0 million for 2010 and 2009, respectively, and a 1% decrease in rates would decrease our interest expense by €5.0 million, compared to €1.8 million and €19.0 million for 2010 and 2009, respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate and cross currency swap agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in our gross debt or other changes in our financial position.

        We also changed the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

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

  •
  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

  •
  As a number of operations have functional currencies other than our presentation currency (euro), any change in the functional currency against the euro impacts our consolidated income statement and balance sheet when results are translated into euro.

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

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totaled €419.3 million as at December 31, 2011, compared with €246.0 million as at December 31, 2010.

        The notional amounts of foreign currency option contracts totaled €64.3 million as at December 31, 2011, compared with €158.0 million as at December 31, 2010.

        During 2003, we entered into cross currency swaps to cover the currency risk related to the $500.0 million and $400.0 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". At December 31, 2011 and 2010 the fair value of the cross currency swaps represented a payable of €130.8 million and €136.1 million, respectively.

Commodity price risk

        We are exposed to the effect of changes in the price of sugar. We are also exposed to price fluctuations in aluminum and resin. Due to the significantly increased volatility of commodity prices, the board of directors has developed and enacted a risk management policy regarding commodity price risk and its mitigation. The Group continues to contract prices with suppliers in advance to reduce its exposure to the effect of changes in the price of certain commodities; in addition, based on a 36 month forecast about the required sugar supply, we also hedge the purchase price of sugar using commodity swap contracts, even when these contracts do not qualify for hedge accounting.

        To manage a portion of the price risk of sugar costs, we have the ability to use sugar futures contracts traded on regulated futures exchanges. Sugar futures contracts would typically have maturities of up to 18 months after the balance sheet date. The changes in market values of such contracts have historically been effective in offsetting sugar price fluctuations. The notional value of sugar swap contracts was €40.9 million. We did not enter into any sugar swap contracts in 2010 and 2009.

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

Credit risk

        We have limited concentration of credit risk across trade and financial counterparties. We have put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. We have policies that limit the amount of credit exposure as a result of derivative or cash transactions to any single financial institution.

        Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial asset is the carrying amount of those assets as indicated in the balance sheet. We typically assess the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 12 to our consolidated financial statements.

        Within the context of treasury operations, our exposure to credit risk is managed by establishing approved counterparty limits, detailing the maximum exposure that we are prepared to accept with respect to individual counterparties. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. Our maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative. The counterparty financial institutions to derivative transactions must have at least one credit rating which is not lower than "A+" or "A1" from Standard & Poor's or Moody's, respectively.

        In addition, we regularly make use of money market funds to invest temporarily excess cash balances and to diversify our counterparty risk. These funds all have a minimum "AAA" rating and strict investment limits are set, per fund, depending on the size of the fund. We only undertake investment transactions with banks and financial institutions that have a minimum credit rating of "A+/A1" from Standard & Poor's or "A1/P1" from Moody's.

C.    Research and development, patent and licenses

        Not applicable.

D.    Outlook and trend information

        We anticipate further input cost pressures and slowdown in Eurozone growth, leading to uncertainty and volatility in most of our EU markets. We have not yet seen signs of sustainable improvement in consumer confidence or a resolution of the sovereign debt crisis. We expect an increase in total input costs in the high single-digits for 2012 primarily due to EU sugar and juice prices. Our overall revenue growth strategy will be focused on recovering this increase. In this environment, our goal is to stay relevant to our consumers and partner with our customers as we drive cost leadership. We will continue investing in our brand priorities together with The Coca-Cola Company to further improve our leadership position. We have two significant sports events in 2012 that we will leverage as a System, namely, the Euro 2012 which will be jointly hosted by Poland and Ukraine, and the Olympic Games. We will focus on our OBPPC strategy across all of our markets. We will seek to improve currency-neutral net sales revenue per case further as we continue to grow our market. In addition, driving customer preference is a key focus area as we continue to invest in execution excellence and further collaborate with our customers to create joint sustainable value.

        Pursuing cost leadership will continue to be a key focus area in 2012 through further exploitation of SAP Wave 2. Our shared service organization will expand its operations as more countries start utilizing its services. We have identified additional restructuring opportunities to further improve efficiencies and reduce costs. We expect to incur costs of approximately €50 million in restructuring initiatives for 2012, which are expected to yield €35 million annualized benefits from 2013 onwards. We expect initiatives already taken in 2011 and initiatives that we will take in 2012 to yield approximately €40 million in total benefits in 2012. Furthermore, our focus on operating expenses, together with our restructuring initiatives, will help mitigate inflationary pressures on operating expenses. We expect to generate free cash flow of €1.45 billion for the three year period ending December 31, 2014. Whilst doing so we also plan to invest €1.45 billion in net capital expenditure in the 2012 to 2014 period to capture the long term growth potential of our business. Our guidance of free cash flow for the three year period ending December 31, 2012 and 2013 remains at €1.4 billion and €1.35 billion, respectively.

        On May 6, 2011 our shareholders at the Annual General Meeting of shareholders resolved to reorganize our share capital. Our share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing share premium and increasing the nominal value of each share from €0.50 to €2.00. Our share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

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

F.     Tabular disclosure of contractual obligations

        The following table reflects our contractual obligations as at December 31, 2011, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	299.6	299.6	—	—	—
Long-term borrowings, less finance lease obligations	1,861.9	—	921.6	940.3	—
Estimated interest payments	324.0	91.5	163.5	63.6	5.4
Operating lease obligations	182.0	55.1	67.7	40.1	19.1
Finance lease obligations	94.5	21.9	25.0	8.2	39.4
Capital commitments	93.9	93.4	0.5	—	—
Other long-term purchase commitments	355.3	124.5	140.5	14.7	75.6

Total	3,211.0	685.7	1,318.8	1,066.9	139.5

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

        The above table does not reflect employee benefit obligations of €170.4 million consisting of current obligations of €23.9 million and non-current obligations of €146.5 million. Refer to note 17 to our consolidated financial statements included elsewhere in this annual report for further information.

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

        Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within Kar-Tess Group, Mr. George A. David, OBE, MFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of our ordinary shares held by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership. Boval S.A., the parent of Kar-Tess Holding, currently holds 43.7% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of our directors of and their private interests and other duties.

Directors

Name	Age	Title	Company / Nominated by	Initially Elected
George A. David, OBE, MFR	75	Chairman of the Board	Kar-Tess Holding	January 2, 1981
Dimitris Lois	50	Chief Executive Officer	Coca-Cola Hellenic Bottling Company S.A.	July 4, 2011
Anastasios P. Leventis, CBE, OFR	70	Vice-Chairman of the Board	Kar-Tess Holding	October 27, 2000
Kent Atkinson	66	Non-Executive Director	Independent	September 6, 2000
Antonio D'Amato	54	Non-Executive Director	Independent	January 1, 2002
Anastassis G. David	41	Non-Executive Director	Kar-Tess Holding	July 27, 2006
Irial Finan	54	Non-Executive Director	The Coca-Cola Company	October 23, 1997(1)
John Hunter	74	Non-Executive Director	The Coca-Cola Company	December 8, 2010
Christos Ioannou	40	Non-Executive Director	Independent	March 19, 2010
Haralambos K. Leventis	69	Non-Executive Director	Kar-Tess Holding	September 18, 2002
Sir Michael Llewellyn-Smith, KCVO, CMG	72	Non-Executive Director	Independent	September 6, 2000
Nigel Macdonald	66	Non-Executive Director	Independent	June 17, 2005

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

George A. David, OBE, MFR

        Mr. David, Chairman of our Board of Directors, graduated from the University of Edinburgh in 1959. He began his career that same year with the group of companies controlled by his uncle A.G. Leventis in Nigeria. Today, he holds a position on the Board of Directors of Petros Petropoulos AVEE, Titan Cement Co. S.A. and AXA Insurance S.A. He is a trustee of the A.G. Leventis Foundation, Chairman of the Centre for Asia Minor Studies and a member of the board of the Hellenic Institute of Defense and Foreign Policy (ELIAMEP). Mr. David is a member of our Human Resources Committee and Social Responsibility Committee.

Dimitris Lois—Chief Executive Officer

        Mr. Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including that of Business Development Manager. He served as Managing Director of Frigoglass S.A., having joined the company in 1997 as the General Manager of the STIND S.A. glass plant in Bulgaria. He later became Country Manager for Bulgaria. In 2000, Mr. Lois was appointed Commercial Refrigeration Director and in 2001, he was appointed Director of the newly created "cool" division. He was appointed Managing Director of Frigoglass S.A. in August 2003. Mr. Lois joined Coca-Cola Hellenic in June 2007 and was appointed Regional Director responsible for our operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova. In August 2009, he became Chief Operating Officer for Coca-Cola Hellenic. Mr. Lois was appointed the Company's Chief Executive Officer in July 2011. He holds a Master of Science in Chemical Engineering from Northeastern University and a Bachelor of Science in Chemical Engineering from Illinois Institute of Technology.

Anastasios P. Leventis, CBE, OFR

        Mr. Leventis worked in Nigeria for companies controlled by A.G. Leventis since the 1960s. He is on the Board of Directors of Boval S.A., which has widespread investments worldwide, as well as on the boards of subsidiaries of Boval S.A. in Nigeria. Mr. Leventis is Chairman of the A.G. Leventis Foundation. On April 4, 1990, Mr. Leventis was appointed Honorary Commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of Commander of the Order of the British Empire in the Queen's Birthday Honours List of 2004 and was also awarded the Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis serves on the councils of several non-profit organizations.

Kent Atkinson

        Mr. Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was Regional Executive Director for Lloyds TSB's South East Region until he joined the main board as Group Finance Director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as a non-Executive Director. Mr. Atkinson is a non-Executive Director and a member of the Group Audit and Risk Committees of Bank of Ireland, and he is a non-Executive Director of Gemalto NV, a member of its Audit Committee and its Strategy and M&A Committee. Mr Atkinson is also a non-Executive Director, Chairman of the Audit Committee and a member of the Risk Committee of UK Asset Resolution Ltd (which includes Northern Rock (Asset Management) plc and Bradford & Bingley plc). Mr. Atkinson is Chairman of our Audit Committee.

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

Anastassis G. David

        Mr. David graduated from Tufts University in 1993 and began his career at the Coca-Cola Bottling System in the United States. From 1994 to 1997, Mr. David held several positions in the Sales and Marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers, focusing on accounting and business finance. From 1998, Mr. David's principal activity was advisor to Kar-Tess Holding S.A. on its bottling investments. Mr. David was Chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of IDEAL Group S.A., Aegean Airlines S.A. and AXA Insurance S.A. Mr. David is also a member of the Advisory Board of the Fares Center at Tufts University as well as a member of the International Board of Overseers of Tufts University. He is a member of the Board of Trustees of College Year in Athens and member of the Executive Committee of the Cyprus Union of Shipowners.

Irial Finan

        Mr. Finan holds a Bachelor of Commerce degree from National University of Ireland in Galway and is an Associate (later Fellow) of the Institute of Chartered Management Accountants. He is an Executive Vice President of The Coca-Cola Company and President of Bottling Investments. He is responsible for managing a multi-billion dollar internal bottling business, which has operations in five continents (North America, South America, Europe, Africa and Asia), revenues of over $8 billion and more than 80,000 employees. Additionally, he is responsible for stewarding The Coca-Cola Company's equity investments. Mr. Finan has over 29 years experience in the Coca-Cola System. From 2001 to 2003, he served as Chief Executive Officer of Coca-Cola Hellenic, during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined The Coca-Cola Company in 2004 as President, Bottling Investments and Supply Chain and was named Executive Vice President of the Company in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as Managing Director of Coca-Cola Bottlers Ulster Ltd., based in Belfast. He was Finance Director, Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan serves on the Board of Directors of Coca-Cola FEMSA, the Supervisory Board of CCE AG, the American Ireland Fund and in February 2012 Mr. Finan joined the board of Smurfit Kappa Group. He also serves as a non-Executive Director for Co-operation Ireland and NUI Galway Foundation.

John Hunter

        Mr. Hunter began his career with Coca-Cola in 1967. He held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named President of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr. Hunter has served on the Board of Directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with Coca-Cola Hellenic in 2000. From 1998 to 2000 Mr. Hunter was Chairman of Seagram Spirits and Wine Group and from October 2008 through April 2010 he served as a member of the Board of Directors of Coca-Cola Enterprises. He is a member of our Human Resources Committee and Social Responsibility Committee.

Christos Ioannou

        Mr. Ioannou received his BA from Cornell University in 1994 and his MBA from the MIT Sloan School of Management in 1998. Mr. Ioannou's primary involvement is with J&P (Overseas) and J&P-AVAX, where he serves on both boards. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and south-east Europe. Mr. Ioannou is also involved in the hotel business holding directorships in Athinaion SA (Athenaeum Intercontinental) and YES Hotels. Mr. Ioannou also serves on several other boards including Food Plus and Aegean Airlines S.A.

Haralambos K. Leventis

        Mr. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by A.G. Leventis. He was involved in the management of a number of companies in the group, including Leventis Motors Ltd, where he was the Executive Director responsible to the board for the management of the company. Mr. Leventis is a director of several companies in the Leventis Group in Nigeria and elsewhere, and also a trustee of the A.G. Leventis Foundation.

Sir Michael Llewellyn-Smith, KCVO, CMG

        Sir Michael had a distinguished career in the British diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently Vice President of the British School at Athens, Honorary Fellow of St. Antony's College, Oxford, and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael is Chairman of our Human Resources Committee and Social Responsibility Committee.

Nigel Macdonald

        Mr. Macdonald was formerly a Senior Partner in Ernst & Young's UK practice, having been a partner for 27 years, during which he served as Vice Chairman of the Accounting and Auditing Committees of Ernst & Young's worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland, of which he was the president between 1993 and 1994. He is the senior Trustee of the United Kingdom's National Maritime Museum and Chairman of both its Remuneration Committee and Audit Committee. Mr. Macdonald is also chairman of a privately held retail business in London. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK Government and, from 1992 until the end of 2004, he was a member of the Board of the British Standards Institute and Chairman of its Audit Committee. From 1990 until 2006, he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005, he was a member of the UK Competition Commission serving on its specialist panels on electricity and water. From 2002 until 2011 he was a member of the Audit Committee of the International Oil Pollution Compensation Fund and also an advisor to it. Mr. Macdonald is a member of our Audit Committee.

Senior Management

        Our senior management team consists of the following persons, all of whom are members of our operating committee:

Name	Age	Title
Dimitris Lois	50	Chief Executive Officer
Per Breimyr	50	Group Chief Customer and Commercial Officer
John Brady	54	Regional Director; Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland
Richard Smyth	53	Regional Director; Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland
Keith Sanders	50	Regional Director; Armenia, Belarus, Poland, Russian Federation and Ukraine
Alain Brouhard	49	Regional Director; Bulgaria, Moldova, Nigeria, Romania and Serbia (including the Republic of Kosovo) and Montenegro
Kleon Giavassoglou	59	Supply Chain Services Director
Jan Gustavsson	45	General Counsel and Director of Strategic Development
Robert Murray(1)	52	Chief Financial Officer
Bernard P. Kunerth	56	Human Resources Director

(1)
Mr. Michalis Imellos will assume the position of Chief Financial Officer in the second quarter of 2012

Dimitris Lois

        Mr. Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including that of Business Development Manager. He served as Managing Director of Frigoglass S.A., having joined the company in 1997 as the General Manager of the STIND S.A. glass plant in Bulgaria. He later became Country Manager for Bulgaria. In 2000, he was appointed Commercial Refrigeration Director and in 2001, he was appointed Director of the newly created "cool" division. He was appointed Managing Director of Frigoglass S.A. in August 2003. Mr. Lois joined Coca-Cola Hellenic in June 2007 and was appointed Regional Director responsible for our operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova. In August 2009 he became Chief Operating Officer for Coca-Cola Hellenic. Mr. Lois was appointed the Company's Chief Executive Officer in July 2011. He holds a Master of Science in Chemical Engineering from Northeastern University and a Bachelor of Science in Chemical Engineering from Illinois Institute of Technology.

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

Richard Smyth

        Dr. Smyth joined Coca-Cola Hellenic in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was Vice President South East Asia, responsible for the company's nutritional drinks business. As Vice President, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the General Manager for Bristol-Myers Squibb in the Philippines. Dr. Smyth spent 13 years working with Nestlé, where his roles included General Manager of a joint venture with Danone in Slovakia, Chief Operating Officer of its Filipino confectionery division and Senior Marketing positions in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty-free business. Since he joined Coca-Cola Hellenic, he has covered 12 countries as Regional Director and since mid-2009, he is responsible for our operations in the Baltics (Estonia, Latvia, Lithuania), Austria, Slovenia, Switzerland, Italy and FYROM. Dr. Smyth holds a PhD in Organic Chemistry from the University of Kent.

Keith Sanders

        Mr. Sanders joined Coca-Cola Hellenic as the Country General Manager for Russia in May, 2004. In August 2009, he was appointed Regional Director, responsible for Russia, Poland, Ukraine, Belarus, and Armenia. Prior to joining Coca-Cola Hellenic, he spent 11 years within the Coca-Cola System. He started his career with The Coca-Cola Company in a regional marketing role within the Gulf Region. In 1993 he was appointed HR & Training Manager for the Gulf Region. In 1994, he assumed his first bottling General Manager role in Bahrain, and then moved through a series of larger-country general management roles until 2001, when he was appointed Director for Bottling Operations in the Eurasia & Middle East Division with responsibility for Saudi Arabia, Pakistan, UAE, Oman, Bahrain, and Qatar. Prior to joining the Coca-Cola System, Mr. Sanders spent six years with Procter & Gamble in the United States in a variety of sales and marketing roles. Mr. Sanders holds a Bachelor of Science degree from The University of Kansas and a Master's Degree in Business Administration from TCU.

Alain Brouhard

        Mr. Brouhard joined Coca-Cola Hellenic as Regional Director in June 2010, responsible for our operations in Nigeria, Romania, Moldova, Bulgaria, Serbia and Montenegro. Previously, he held the position of Managing Director, Italy and South-East Europe for Adidas since 2007, covering 11 countries, managing both Adidas and Reebok brands. He began his career with Adidas in 2002, serving as VP, Commercial Operations EMEA based in Germany, and in 2005 he took on the role of Managing Director, Iberia, based in Spain and responsible for Spain and Portugal. Previously he spent sixteen years with Procter & Gamble in four different countries and in a variety of commercial and management roles leading up to Global Customer Team Leader—Global & Western Europe in 2000, where he managed out of Geneva the global account management of Delhaize and the European management of New Channels including discounters (such as Aldi, Lidl, and Dia) and Convenience Retailing (such as Petroleum). Mr. Brouhard holds a Master's Degree in Business Administration from Audencia Business School in France and from Ohio State University in the United States.

Per Breimyr

        Mr. Breimyr joined Coca-Cola Hellenic in February 2008 as Group Commercial Director. He joined Mars Inc. in Norway in August 1987, where he held various sales positions before becoming National Account Director. In November 1992, he became Sales Director with Duracell and eventually joined PepsiCo Nordic as Sales Director for Norway in January 1994. In 1997, he moved to London with PepsiCo Europe and PepsiCo Beverages International, where he held various positions in European and global account management. In 2003, he joined InBev (AB InBev) in Leuven Belgium, taking on the position of Vice President, Global Sales & Distribution. In 2006, he was appointed Commercial Vice President, responsible for the development and implementation of brand initiatives, distribution programs, sales and innovation strategies for central and Eastern Europe and Cuba. He holds a diploma in shipping from the London School of Foreign Trade and a degree from the Marketing College, Arendal Handelsskole.

Kleon Giavassoglou

        Prior to joining the Coca-Cola System, Dr. Giavassoglou worked as an assistant professor at the University of Patras and a Consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. He commenced his career with Hellenic Bottling Company S.A in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed General Manager of our operations in Northern Greece. In 1995, he was appointed Technical Operations Manager of our Greek operations and in 1998 Technical Director of Hellenic Bottling Company S.A. In 2000, he became Regional Technical and Engineering Director of Coca-Cola Hellenic and in February 2004 he became Supply Chain Services Director. Dr. Giavassoglou holds a PhD in Electrical Engineering as well as a Master's Degree in Civil Engineering from the University of Patras.

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

Robert Murray

        In January 2009, Mr. Murray was appointed Chief Financial Officer of Coca-Cola Hellenic. He has held several key senior positions since joining the Coca-Cola System in 1987. At The Coca-Cola Bottling Company of New York, he was Controller of Operations, Director of Purchasing and CFO for the BevServ Division. In 1997, he joined Coca-Cola Amatil in Vienna as Business Planning Manager for Europe and then Vending Manager for Europe. Having acquired significant cross-functional experience, he was appointed General Manager in Hungary in 2001. In 2006, he was appointed General Manager in Switzerland. In 2008, he was appointed Deputy Chief Financial Officer of Coca-Cola Hellenic. Mr. Murray holds a Diploma of Business Administration and Accounting from George Washington University.

Bernard P. Kunerth

        Prior to joining the Coca-Cola System, Mr. Kunerth held various human resources management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996, he was the Regional Human Resources Director for western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola System in 1996 as Regional Human Resources Director for The Coca-Cola Company in London. In 1997, he transferred to the position of Vice President of Human Resources for Europe with Coca-Cola Enterprises Inc. In July 2001, he was appointed Vice President for Human Resources for all of Coca-Cola Enterprises Inc. in Atlanta, Georgia. He was responsible for compensation, benefits, performance management and talent management, information systems, finance and safety. He became Group Human Resources Director of Coca-Cola Hellenic in 2004. He holds a Master's Degree in Psychology from the University of Bordeaux.

Michalis Imellos

        Mr. Imellos joined Coca-Cola Hellenic in July, 2008 as Regional Finance Director, responsible for Nigeria, Romania, Moldova, Bulgaria, Greece, Cyprus, and subsequently Serbia & Montenegro. In July, 2011 he assumed the position of General Manager, Romania & Moldova. Prior to Coca-Cola Hellenic, Mr. Imellos worked for Xerox for 11 years, where he held several senior finance positions in its UK-based European headquarters, such as Mergers & Acquisitions Director, Office Division Finance Director and Office Division Field Controller. Prior to these, he managed the financial, tax and legal aspects of Xerox's sponsorship of the Athens 2004 Olympic Games, as well as the Finance function of the company's operations in Greece, having started his career in the Audit department of Ernst & Young. Mr. Imellos is a UK-qualified Chartered Accountant (member of the Institute of Chartered Accountants in England & Wales) since 1994. He also holds a Bachelor of Science in Physics & Computing from the University of Athens.

        Mr. Lois, Dr. Giavassoglou, Mr. Brouhard and Mr. Imellos are employed by Coca-Cola Hellenic Bottling Company S.A. All other members of our senior management are employed by various subsidiaries of Coca-Cola Hellenic Bottling Company S.A. although their responsibilities cover the entire group.

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

B.    Compensation

Remuneration policy

        We aim to provide total compensation for our employees that is fair and sufficient to attract and retain people with the right talent, values set and skills necessary to grow the business in order to support our strategic framework and to maximize shareholder value. We also aim to motivate and reward employees to achieve stretched business targets. To achieve our short and long-term operating objectives, we continuously attract, retain and motivate high caliber executives. The Human Resources Committee aims to provide total compensation that is competitive by reference to other multinational companies similar to us in terms of size, geographic spread and complexity. In line with our commitment to maximize shareholder value, our policy is to link a significant proportion of remuneration for our senior managers to the performance of the business through short- and long-term incentives. Therefore, especially the equity-related long-term compensation of senior managers aligns the financial interests of senior management with those of our shareholders. Our emphasis is on linking payment with performance by rewarding effective management of long-term business performance, as well as individual achievement.

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

        The total remuneration paid to or accrued for our directors and senior management, including stock option grants, during 2011 amounted to €14.4 million compared to €14.1 million and €12.6 million in 2010 and 2009 respectively. Out of this, the amount paid or accrued for stock option grants during 2011 was €4.6 million compared to €4.2 million and €3.9 million in 2010 and 2009 respectively. Pension and post-employment benefits for directors and for our senior management during 2011 amounted to €0.8 million compared to €0.9 million and €1.1 million in 2010 and 2009 respectively. Members of our senior management either participate in their home country pension scheme or in the Coca-Cola Hellenic International Retirement Savings Plan, as appropriate.

Management incentive plan

        We operate a management incentive plan for all our managers. This plan is based on annual business performance against volume, adjusted EBITDA, ROIC, receivables and inventory days, as well as individual accomplishments against annual objectives. As of 2011, the previously used economic profit indicator has been replaced by ROIC in order to better complement the changes in the long-term incentive plan and reduce exposure to external environment's volatility. Individual objectives set by senior management are designed to be stretched but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance may result in awards in excess of the target payouts.

Long-term incentive plan

        All middle and senior management, excluding our executive team, participate in the Coca-Cola Hellenic Long-Term Incentive Plan. The plan, beginning with the period 2011-2013, operates under a new format aiming to connect employees to business priorities, motivate and reward them competitively to achieve business targets for today and tomorrow. Incentive payouts are based on business performance against three-year objectives, set on an annual basis. Exceptional business performance may result in awards in excess of the individual target payout. The performance of the plan will be measured against three years achievement of the new key business indicators selected: volume market share, net sales revenue per unit case and Group ROIC. The target payout for the plan is determined for each individual based on performance, potential and level of responsibility and the plan payout is every three years at plan end.

Stock option plan

        Senior managers are eligible to participate in the Coca-Cola Hellenic Stock Option Plan. Options are granted at an exercise price equal to the price of our shares at close of trading on the Athens Exchange on the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

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

        The following table summarizes information about stock option plans outstanding as at December 31, 2011.

	Exercise price after the capital return (€)	Vesting status 2011	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2003-2004 Stock Option Plan/2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Stock Option Plan/2004 Grant	10.42	fully vested	—	—	—	2.12.2014	86,827
2005-2009 Plan/2005 Grant	13.53	fully vested	—	—	—	1.12.2015	571,883
2005-2009 Plan/2006A Grant	14.57	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan/2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,066,151
2005-2009 Plan/2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,301,450
2005-2009 Plan/2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.36	fully vested s	—	—	—	10.12.2018	1,344,840
2009-2011 Plan/2009 Grant	16.04	two thirds	10.12.2011	—	—	9.12.2019	1,652,300
2009-2011 Plan/2010A Grant	19.50	one third	18.03.2011	18.03.2013	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.87	none	16.03.2012	16.03.2013	16.03.2014	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.50	none	24.06.2012	24.06.2013	24.06.2014	23.06.2021	10,000
2009-2011 Plan/2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500

Total							9,767,302

        As a result of the capital return (refer to note 18 to our consolidated financial statements) of €0.50, a corresponding €0.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

        A summary of the stock option activity under all plans is as follows:

	Number of stock options 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)	Number of stock options 2010	Weighted average exercise price 2010 (€)
Outstanding at January 1	8,759,862	17.65	n/a	7,415,442	16.33
Granted	1,717,500	n/a	12.64	2,010,100	20.15
Exercised	(405,568)	11.69	11.19	(597,365)	9.59
Expired	(3,151)	8.19	7.69	(1,453)	8.29
Forfeited	(301,341)	19.48	18.98	(66,862)	18.08

Outstanding at December 31	9,767,302	n/a	16.55	8,759,862	17.65

Exercisable at December 31	6,192,606	n/a	17.04	5,001,036	17.77

        Compensation expense recorded for the year ended December 31, 2011, 2010 and 2009 for all stock options was €8.1 million, €6.7 million and €6.4 million, respectively. The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2011, 2010 and 2009 was 7.5 years, 7.8 years and 7.9 years, respectively.

        At the annual general meeting in June 2009, our shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the Board of Directors, for the period 2009-2011. During 2009, the Board of Directors approved the grant of 1,793,300 stock options at an exercise price of €16.54 representing approximately 0.5% of our outstanding share capital as of December 31, 2009. Our senior management team received an aggregate of 1,164,000 stock options under this grant for their recent performance. During 2010, the Board approved the grant of 2,010,100 stock options at an average exercise price of €20.15 representing approximately 0.5% of our outstanding share capital as of December 31, 2010. Our senior management received an aggregate of 1,248,000 stock options under this grant for their performance. During 2011, the Board approved the grant of 1,717,500 stock options at an average exercise price of €12.64 representing approximately 0.5% of our outstanding share capital as of December 31, 2011. Our senior management received an aggregate of 918,000 stock options under this grant for their performance.

        Our option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave our company for another company of the Coca-Cola system in which The Coca-Cola Company holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the plan rules. In the event the employment of an option holder is terminated due to death, injury or disability, all of the option holder's outstanding options vest and are exercisable no later than the same day of the twelfth (12th) month following the date of the option holder's death or cessation of employment. If the employment terminates for any reason other than death or disability or we cease to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth (6th) month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumber the option in any way, if their employment is terminated due to dishonesty, fraud or misconduct or if we enter into liquidation.

        You should read note 26 to our consolidated financial statements for additional information on our stock option compensation plans.

Stock appreciation rights

        We operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ("SARs"), based on an employee's performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of these SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of our ordinary shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

        After the remaining SARs from previous grants were exercised in 2011, on December 31, 2011, there were no outstanding stock appreciation rights.

	Number of SARs 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)	Number of SARs 2010	Weighted average exercise price 2010 (€)
Outstanding at January 1	13,950	8.19	n/a	77,250	9.6
Exercised	(13,950)	8.19	7.69	(63,300)	9. 91
Outstanding at December 31	—	—	—	13,950	8.19

Exercisable at December 31	—	—	—	13,950	8.19

        In 2011, we recorded in the income statement an expense of €0.1 million relating to SARs, compared to a credit of €0.5 million a debit of €0.5 million recorded in 2010 and 2009, respectively.

Stock purchase plan

        We operate an employee share ownership plan, The Coca-Cola Hellenic Stock Purchase plan, in which eligible employees can participate. The Human Resources Committee of the Board of Directors determines eligibility. Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in our ordinary shares by contributing to the plan monthly. We match up to a maximum of 3% of the employees' salary by way of contribution. Our contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees' name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, we match the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which we make in December, and matching shares purchased in December vest immediately. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

        Forfeited shares (i) do not revert back to us and (ii) may be used to reduce future matching contributions. The cost of shares purchased by our matching contributions is amortized over twelve months and the unamortized deferred compensation is reflected in shareholders' equity.

        During 2011, 346,996 shares were purchased by us, compared to 272,279 in 2010 and 334,859 in 2009, as matching shares to employee investments. The charge to the income statement in 2011 totaled €5.3 million, compared to €5.2 million in 2010 and €4.8 million in 2009. Of this amount, €1.1 million represented employer contributions made for Greek resident employees, compared to €1.1 million for 2010 and €1.0 million for 2009. The cost of unvested matching shares held by the trust at the end of 2011, before they vest to employees, was €4.1 million compared to €4.1 million and €3.8 million at the end of 2010 and 2009, respectively. The total number of shares held by the trust at December 31, 2011, 2010 and 2009 was 2,701,979, 2,428,353 and 2,327,925, respectively. The total contribution made by employees to the trust during 2011 was €6.1 million, compared to €6.0 million and €5.5 million during 2010 and 2009, respectively.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

        Employees of our subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        Our subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

        The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at December 31, 2011, 2010 and 2009 were €94.6 million, €99.4 million and €113.4 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at December 31, 2011, 2010 and 2009 were €41.4 million, €19.5 million and €25.0 million, respectively.

Jubilee plans

        We provide long service benefits in the form of jubilee plans to our employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        The total amounts set aside or accrued for jubilee plans for employees as at December 31, 2011, 2010 and 2009 were €7.9 million, €7.7 million and €7.0 million, respectively.

Defined contribution plans

        We also sponsor defined contribution plans covering employees at nine of our subsidiaries. Our contributions to these plans were €20.5 million in 2011, €15.5 million in 2010 and €10.6 million in 2009.

C.    Board Practices

Board of directors

        Our articles of association require that our board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, we have 12 directors and there is no age retirement requirement. Our board of directors is appointed by our shareholders at a general meeting for a three-year term. The current term of our directors expires in 2014. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors, provided that they are more than six, may choose to either continue to manage the company without electing new members or to elect replacements for the remainder of the board's term. Such election must be announced at the next general meeting of the shareholders following the replacement. If our shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated.

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

        In 2000, in connection with the listing of our shares on the London Stock Exchange, we entered into a relationship agreement with Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities which, among other things, requires us to maintain during the term of the agreement on our board of directors two independent directors, that is, directors free from any business or other relationship with Kar-Tess Group or The Coca-Cola Company which could materially interfere with the exercise of their independent judgment in relation to matters concerning our company. The relationship agreement also restricts the directors nominated by Kar-Tess Group and The Coca-Cola Company from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among us, The Kar-Tess Group and The Coca-Cola Company Entities" for additional information on the relationship agreement. There is no specific provision in our articles of association with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of our profit after tax (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of our directors is subject to approval by our shareholders.

Directors' service agreements

        Mr. Lois, our chief executive officer, has an employment agreement with us. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of our board of directors has entered into a service contract or other arrangements with us or any of our subsidiaries.

Committees of the board of directors

Human resources committee

        The human resources committee consists of the following three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. George A. David, and Mr. John Hunter. The chairman of the human resources committee is appointed by the board of directors. The chief executive officer and the human resources director typically attend meetings of the human resources committee, except when the discussions concern matters affecting them personally. The human resources committee meets at least four times a year. The human resources committee operates in accordance with a written charter and is responsible for:

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

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding and two are designated by The Coca-Cola Company. We have also appointed five directors that our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Christos Ioannou and Mr. Nigel Macdonald. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. John Hunter and Mr. George A. David. Our human resources committee does not have sole authority to determine our chief executive officer's compensation. Such authority rest with the board of directors.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of our full-time employees on a full-time equivalent basis, including the employees of our subsidiaries, in 2011, 2010 and 2009.

	Average number of employees in
	2011	2010	2009
By Activity
Production and Warehousing	15,095	14,928	16,450
Sales and Marketing	18,215	19,010	18,914
Administration	4,827	4,142	4,573
Distribution	3,578	4,425	4,293

Total	41,715	42,505	44,231

By Segment
Established Countries	8,996	9,579	9,771
Developing Countries	7,128	7,533	7,921
Emerging Countries	25,591	25,393	26,539

Total	41,715	42,505	44,231

        In order to meet the increased demand for our products in the summer months, we supplement our workforce with temporary employees during peak season. On average, in 2011, we employed approximately 2,378 temporary full-time equivalent employees, around 6% of our total workforce.

        Approximately 25% of our employees were members of the 45 independent trade unions operating in our business as of December 31, 2011. Trade union participation varies within our unionized countries, for example, in Nigeria, nearly 98% of our nearly 4,799 employees are union members, whereas in Romania 17% of our nearly 1,701 employees are union members. Part of our workforce in Austria, Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro, Ukraine is also unionized. Furthermore, over 50% of our employees are covered by collective labor agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, right of appeal and health and safety in the workplace.

        We have formal communication protocols with each trade union and work councils to ensure regular and open dialogue and consultation. A unionized labor environment carries a risk of industrial action. However, we consider our relationship with our workforce to be good. In 2011, working time lost due to strikes and industrial disputes was insignificant.

        In five countries, neither unions nor work councils exist: Moldova, Armenia, Belarus, FYROM and Hungary. In these cases, we typically recommend the establishment of employee bodies for the purposes of information and consultation. For example, there is an employee-elected Social Committee in Hungary, while in Belarus there is a specific internal procedure to promote and encourage employee rights and duties protection, as well as the employer's responsibilities, such as health and safety work conditions creation and maintenance.

        We are committed to communicating directly with all employees, whether unionized or not, about major change initiatives. In the event of redundancies, we comply with local legislation in relation to information, and consult with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2011, there were 1,723 redundancies due to operational changes. Comprehensive severance packages meet and, in the majority of cases, substantially exceed statutory requirements. Aside from some minor labor actions of short duration in Greece and Nigeria, the restructuring in 2011 took place without incident and there was no disruption to supply as a result. As with any major organizational change, we developed plans in consultation with unions and works councils where relevant. We also liaised with the Select Committee of our European Works Council, or EWC, and engaged in regular dialogue with local works councils and town hall meetings attended by all employees.

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

        The health, safety and welfare of our employees are paramount, and we are committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series, or OHSAS, 18001 across all territories. The health and safety program is designed to enhance both performance and conformance by implementing independently certificated and standardized OHSAS 18001 systems. Compliance with national occupational health and safety standards, our previous standard, still remains the minimum requirement in all operations. By the end of 2011, 70 of our 76 plants had achieved certification to OHSAS 18001. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. In 2012 an additional five manufacturing plants are scheduled to achieve certification, in line with our plans to certify all of our plants over the next few years.

        During 2011, 70 health and safety systems audits and 25 compliance audits on behalf of The Coca-Cola Company were conducted by independent agencies in 70 of our 76 production facilities, comprising sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of our joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards going-forward.

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

        The Coca-Cola Company holds its shares in us through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to us and which constitute The Coca-Cola Company Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company. Mr. John Hunter and Mr. Irial Finan were nominated by The Coca-Cola Company and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities.

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

        The chart below describes the interests held in us by Kar-Tess Holding and The Coca-Cola Company as at March 15, 2012.

(1)
The shares held by The Coca-Cola Company Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of The Coca-Cola Company.

        The table below sets forth the interests equal to or exceeding 5% of our outstanding share capital notified to us by the relevant shareholders as at March 15, 2012.

Name	Percentage of ordinary shares	Number of ordinary shares
The Kar-Tess Group(1)
Kar-Tess Holding(1)	23.3	85,355,019
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(2)	12.3	45,002,970
Atlantic Industries(2)	7.8	28,774,369
Refreshment Product Services, Inc.	3.0	10,833,612
Other shareholders related to The Coca-Cola Company(2)	0.1	501,127

	23.2	85,112,078

(1)
On September 23, 2008, Kar-Tess Holding informed us that on September 19, 2008 it acquired 22,303,875 of our share capital from its parent, Boval S.A., in an intra-group transaction. On December 6, 2010 Kar-Tess Holding transferred 22,453,254 of our shares and voting rights by transferring 9 of its 100% owned subsidiaries to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of our outstanding shares and voting rights.

(2)
These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company.

        On January 24, 2012, Coca-Cola Hellenic was informed by Credit Suisse Group AG that pursuant to a transaction on January 20, 2012, the number of ordinary shares and voting rights held by Credit Suisse Group AG in the Company fell below 5% of the Company's share capital. Prior to January 20, 2012, Credit Suisse Group AG held 18,691,946 ordinary shares and voting rights in the Company, representing 5.1% of our share capital.

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

Key bottler of The Coca-Cola Company

        We are the second largest independent bottler of products of The Coca-Cola Company in the world in terms of net sales revenue and the second largest in terms of volume, and we believe that we have strategic importance within the Coca-Cola bottling system. As one of The Coca-Cola Company's key bottlers, we work closely with The Coca-Cola Company, utilizing our respective skills and assets to maximize the opportunities to increase sales in our countries and, ultimately, increase value over the long-term to our shareholders. In 2011, the products of The Coca-Cola Company accounted for approximately 96% of our total sales volume. The Coca-Cola Company has also licensed to us the use of The Coca-Cola Company trademark in our corporate names. We view our objectives as being aligned with The Coca-Cola Company's objectives and we believe that The Coca-Cola Company shares this view.

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

International bottlers' agreements (for countries outside the European Economic Area)

        Exclusivity.    Our operating companies have the right to produce and the exclusive rights granted by The Coca-Cola Company in their territories to sell and distribute those beverages of The Coca-Cola Company in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. The Coca-Cola Company retains the right to produce and sell, or authorize third parties to produce and sell, beverages of The Coca-Cola Company in any manner or form not specified in the bottlers' agreement within the relevant territory. The Coca-Cola Company also retains the right to produce or authorize third parties to produce the products covered by the agreement in the territory of the operating company for sale outside that territory. The international bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of our operating companies' territories and, in such instances, our operating companies agree not to oppose any additional measures deemed necessary by The Coca-Cola Company to improve sales and distribution to such customers. Our local operating companies are prohibited from producing or handling any beverage product other than products of The Coca-Cola Company or from acquiring or holding an interest in a party that engages in such business in the territories covered by these agreements without The Coca-Cola Company's prior consent.

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

Purchase of concentrate, other raw materials and finished goods

        Our operating companies purchase concentrate and other items such as finished products from The Coca-Cola Company and its subsidiaries. The total purchases of concentrate for 2011 amounted to €1,249.3 million as compared to and €1,294.9 in 2010 and €1,246.0 million in 2009. In addition to concentrate, we purchase from The Coca-Cola Company finished goods and other materials. The cost of these purchases amounted to €56.1 million in 2011, as compared to €78.0 million in 2010 and €37.6 million in 2009. In 2011, we purchased concentrate from Beverage Partners Worldwide, a joint venture between The Coca-Cola Company and Nestlé S.A., on an arm's length basis amounting to €99.6 million compared to €89.4 million in 2010 and €70.0 million in 2009.

Marketing and promotional support

        The Coca-Cola Company makes contributions to us in respect of marketing and promotional support programs to promote the sale of its products in our territories. Contributions received from The Coca-Cola Company for marketing and promotional support programs amounted to €76.5 million, €60.8 million and €56.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. These contributions, if related to payments we make to specific customers for marketing and promotional incentives, are recognized as a reduction of our payments to customers. These payments to customers, net of contributions received from The Coca-Cola Company, are deducted from sales revenue. In 2011, such contributions totaled €49.0 million as compared to €48.8 million in 2010 and € 39.9 million in 2009. Payments for marketing programs not specifically attributable to a particular customer are recognized as either a reduction of selling and delivery expenses or cost of goods sold. In 2011, these contributions amounted to €21.9 million compared to €19.8 million in 2010 and €22.5 million in 2009. The levels of support programs are jointly determined annually on a territory-by-territory basis to reflect the mutually agreed annual marketing plan for that territory and expected sales volume for the year. The Coca-Cola Company is under no obligation to participate in the programs or continue past levels of funding into the future. Given our relationship with The Coca-Cola Company to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Recent acquisitions with The Coca-Cola Company

        We and The Coca-Cola Company are jointly pursuing the development or acquisition of mineral water and juice opportunities with a view to expanding our presence in the water and juice segments. As part of this strategy, we have a common understanding with The Coca-Cola Company with respect to water acquisitions, whereas we will have full ownership of the operating assets and exercise managerial control over the relevant business, while The Coca-Cola Company will own the brands and, jointly with our company, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by The Coca-Cola Company and us. In that case, we will retain the management and operational control of the acquired business and we will work with The Coca-Cola Company towards the eventual transfer of the brands to The Coca-Cola Company on a cost-neutral basis. In relation to juice acquisitions, we each own 50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which we account for as joint ventures. On April 20, 2011 we along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. For additional information on these acquisitions, see Item 5 "Operating and Financial Review and Prospects—Major recent transactions".

Amounts payable to and receivable from The Coca-Cola Company and Beverage Partners Worldwide

        At December 31, 2011, The Coca-Cola Company owed us €63.2 million, as compared to €53.8 million and €64.2 million as at December 31, 2010 and 2009, respectively, of which €0.3 million, €3.0 million, €6.7 million as at December 31, 2011, 2010 and 2009 related to loans to joint ventures with The Coca-Cola Company. We owed The Coca-Cola Company a total amount of €172.2 million of trade payables as at December 31, 2011, compared to €166.0 million and €125.1 million as at December 31, 2010 and 2009, respectively and €7.6 million of other liabilities as at December 31, 2011 compared to nil as at December 31, 2010 and 2009. As of December 31, 2011, we owed €4.4 million to Beverage Partners Worldwide and we were owed €0.1 million from Beverage Partners Worldwide. This compared with €4.4 million and €1.7 million owed to Beverage Partners Worldwide and nil and €0.3 million owed by Beverage Partners Worldwide to us, as at December 31, 2010 and 2009, respectively.

Other transactions with The Coca-Cola Company

        Other income primarily comprises rent, facility and other items of €1.2 million in 2011 compared to €14.3 million in 2010 and €4.4 million in 2009 and a toll-filling relationship in Poland of €13.8 million in 2011 compared to €17.6 million in 2010 and €15.0 million in 2009. There were €4.0 million of other expenses in 2011 related to facility costs charged by The Coca-Cola Company and shared costs compared to nil in 2010 and €1.5 million in 2009 included in operating expenses.

        During 2011, we sold €32.8 million of finished goods and raw materials to The Coca-Cola Company, compared to sales of €19.0 million for 2010 and €20.5 million for 2009. We did not record any gain from the sale of property, plant and equipment to The Coca-Cola Company compared to €0.2 million in 2009.

        During 2011, we did not purchase any franchise rights, as compared to €4.4 million in 2010 and nil in 2009. In 2011, we did not have any proceeds from the sale of available-for-sale assets to The Coca-Cola Company compared to €4.9 million in 2010 and nil in 2009.

        In March 2008, we formed a three-party joint venture with The Coca-Cola Company and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the illy brand across our territories. During 2011 we disposed our interest in that joint venture with no significant effect in our consolidated financial statements. We continue to sell and distribute ready-to-drink coffee under the "illy" brand across our territories.

        All transactions with The Coca-Cola Company are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        In 2011, we sold €1.6 million of finished goods, compared to €1.3 million and nil in 2010 and 2009 respectively. We purchased €2.0 million of finished goods from other Coca-Cola bottlers, compared to €0.5 million and nil in 2010 and 2009 respectively. We incurred €0.1 million of expenses compared to €0.1 million in 2010 and 2009, respectively from other Coca-Cola bottlers where The Coca-Cola Company has significant influence. Furthermore, during 2011 we received reimbursement for direct marketing expenses incurred of €0.1 million compared to €0.8 million and €0.5 million in 2010 and 2009 respectively from other Coca-Cola bottlers. In addition, we did not record any income in 2011 from other Coca-Cola bottlers compared to €0.3 million and €0.4 million in 2010 and 2009 respectively. At December 31, 2011 we had receivables of €0.3 million from such bottlers, compared to €1.5 million in 2010 and €1.3 million in 2009.

Our relationship with Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, we owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, glass bottles and crowns. Boval S.A., the parent of Kar-Tess Holding, currently owns 43.7% of Frigoglass S.A.

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

        In 2011, we made purchases from Frigoglass S.A. of €148.0 million compared to €101.0 million in 2010 and €58.8 million in 2009 of coolers, glass bottles and crowns. The purchases from Frigoglass S.A. in 2011 were comprised of €100.5 million for coolers, other cold drink equipment and spare parts and €47.5 million for raw and packaging materials and other purchases. This compares to €84.6 million for the purchase of coolers, other cold drink equipment and spare parts and €16.4 million for purchases of raw and packaging materials in 2010 and €21.3 million and €37.5 million, respectively, in 2009. The increase in total purchases in 2011 is due to more direct purchases from the suppliers and less finance lease contracts.

        As at December 31, 2011, we owed €14.4 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to us €1.2 million. This compared with €13.9 million and €3.6 million owed to Frigoglass S.A. and €1.2 million and €4.7 million owed by Frigoglass S.A. to us as at December 31, 2010 and 2009, respectively. All transactions with Frigoglass S.A. are conducted on an arm's length basis. Frigoglass S.A. has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which we have a 24% effective interest through our investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to us by way of common directors where significant influence exists. During 2011, we purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totaling €14.9 million, this compares to €10.8 million for 2010 and €10.0 million for 2009. We had no purchases of fixed assets in 2011 from Leventis Overseas and AG Leventis (Nigeria) plc, compared to nil and €0.4 million in 2010 and 2009, respectively. In 2011, we did not sell any finished goods and raw materials to Leventis Overseas and AG Leventis (Nigeria) plc, compared to sales of €0.1 million of finished goods and raw materials in 2010 and nil in 2009, respectively, and we incurred rental expenses of €2.8 million, compared to rental expenses of €0.6 million and €2.9 million for 2010 and 2009, respectively. In addition, during 2011, we incurred other expenses of €0.3 million, compared to €0.4 million in 2010 and nil in 2009 and recorded other income of €0.3 million in 2011 compared to €1.0 million in 2010 and nil in 2009. At December 31, 2011, we owed to Leventis Overseas and AG Leventis (Nigeria) plc €3.8 million, compared to €1.3 million and €2.2 million, as at December 31, 2010 and 2009, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to us €0.2 million, compared to €0.8 million and €0.2 million, as at December 31, 2010 and 2009, respectively.

Other related parties

        During 2011, we purchased €1.5 million of raw materials and finished goods, compared to €1.4 million in 2010 and €2.1 million in 2009, and did not perform any purchases of fixed assets from other related parties, compared to €0.3 million in 2010 and €0.2 million in 2009. In addition, we incurred expenses of €2.6 million, compared to €2.1 million and €1.0 million, respectively, in 2010 and 2009 and we recorded income of €0.3 million, compared to €0.2 million in 2010 and 2009. At December 31, 2011, we owed €0.3 million to other related parties compared to €0.1 million and €0.4 million, respectively in 2010 and 2009, and we were owed €0.4 million by other related parties, compared to €0.8 million and nil, respectively at December 31, 2010 and 2009, respectively.

The shareholders' agreement between Kar-Tess Group and The Coca-Cola Company Entities

General

        On November 3, 1999, Kar-Tess Group and The Coca-Cola Company Entities entered into a shareholders' agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. On December 29, 2008, Kar-Tess Holding and The Coca-Cola Company agreed to extend their existing shareholders' agreement until 31 December 2018. The following summarizes certain provisions of the shareholders' agreement.

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

  •
  four directors designated by Kar-Tess Holding; and

  •
  the remaining directors jointly designated by Kar-Tess Group and The Coca-Cola Company Entities.

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

        Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, providing that, after the termination of the shareholders' agreement, for so long as any of Kar-Tess Group or The Coca-Cola Company Entities is a shareholder in our company, each of Kar-Tess Group and The Coca-Cola Company Entities will vote their ordinary shares against any proposal to liquidate or dissolve our company unless they have separately agreed to the contrary.

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

The relationship agreement among us, Kar-Tess Group and The Coca-Cola Company Entities

General

        On August 29, 2000, in connection with the listing of our ordinary shares on the London Stock Exchange, we, Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and The Coca-Cola Company Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

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

        Independent directors are directors free from any business relationship with Kar-Tess Group or The Coca-Cola Company Entities that could materially interfere with the exercise of their independent judgment in relation to matters concerning our company.

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

        Kar-Tess Group has agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of our general meetings and to procure (so far as they are reasonably able) that no director nominated by Kar-Tess Group votes or is counted in any quorum in relation to any of the following matters:

  •
  transactions between us (including any of our directors, officers or employees) and any member (including any director, officer or employee of such member) of Kar-Tess Group or any of its associates;

  •
  any matter in which any member of Kar-Tess Group or any of its associates is interested; and

  •
  any decision by our company concerning the enforcement of our rights under the relationship agreement.

        Each of Kar-Tess Group and The Coca-Cola Company Entities has also agreed to procure (so far as they are reasonably able) that, to the extent applicable, it casts its votes attaching to the shares it holds and participate in our general meetings in a manner consistent with the obligations of Kar-Tess Group and The Coca-Cola Company Entities, as applicable, described above.

Exceptions to quorum and voting restrictions

        There are two exceptions to these voting restrictions:

  •
  Directors nominated by Kar-Tess Group or by The Coca-Cola Company Entities may be counted for quorum purposes but cannot speak or vote on any of the matters that require a two-thirds voting majority of our directors as described above under "The shareholders' agreement between Kar-Tess Group and The Coca-Cola Company Entities—Decisions of our board of directors".

  •
  Kar-Tess Group and The Coca-Cola Company Entities can vote and their votes are counted for quorum purposes on these matters when they are required by the shareholders' agreement to vote against a resolution as described above under "The shareholders' agreement between Kar-Tess Group and The Coca-Cola Company Entities—Shareholder approvals".

Other obligations of Kar-Tess Group and The Coca-Cola Company Entities

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

        Kar-Tess Group and The Coca-Cola Company Entities have also agreed that, as long as they jointly hold 30% or more of the voting rights attaching to our ordinary shares, they will not take actions in breach of the relationship agreement that will render our company unsuitable for listing pursuant to the Listing Rules unless a new relationship agreement satisfactory to the London Stock Exchange is entered into among us, Kar-Tess Group and The Coca-Cola Company Entities.

Conflict

        If there is any conflict between the provisions of the relationship agreement and the shareholders' agreement, the provisions of the relationship agreement will prevail.

Termination

        The relationship agreement will terminate if Kar-Tess Group and The Coca-Cola Company Entities, acting jointly, are no longer able to exercise 30% of the voting rights attaching to our ordinary shares and can no longer control the appointment of a majority of our board of directors or our ordinary shares are delisted from the London Stock Exchange.

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

        On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognized in our 2007 income statement. We have appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. We believe that we have substantial legal grounds for our appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of our competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

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

        On February 1, 2012 the Greek Competition Commission conducted an inspection of the Company's Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

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

	euro per ordinary share
	High	Low
Calendar Year
2007	29.60	18.60
2008	32.20	8.00
2009	18.84	8.80
2010	20.98	15.70
2011	22.10	11.10
2012 (through March 15, 2012)	15.45	12.50
Calendar Quarter
2010
First Quarter	20.98	15.70
Second Quarter	20.84	16.75
Third Quarter	20.00	17.30
Fourth Quarter	20.69	17.99
2011
First Quarter	22.10	18.63
Second Quarter	19.78	16.86
Third Quarter	19.19	12.67
Fourth Quarter	14.30	11.10
2012	22.10	18.63
First Quarter (through March 15, 2012)	15.45	12.50
Month
December 2011	13.25	11.31
January 2012	15.45	12.50
February 2012	15.40	13.95
March 2012 (through March 15, 2012)	14.86	13.61

        On October 15, 2007 our shareholders approved a share capital increase of €60.6 million through the partial capitalization of the share premium reserve and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase, our share capital amounted to €181.6 million, divided into 363,101,874 shares of a nominal value of €0.50 each.

        Our market capitalization as at March 15, 2012, was approximately €5.5 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for our ADSs in the United States, as adjusted to reflect the one-for-two bonus share issuance that took effect on November 20, 2007.

	dollars per ADS
	High	Low
Calendar Year
2007	43.89	24.87
2008	48.93	11.00
2009	28.10	10.93
2010	28.26	19.80
2011	30.50	14.76
2012 (through March 15, 2012)	20.05	16.25
Calendar Quarter
2010
First Quarter	27.47	21.94
Second Quarter	24.68	23.13
Third Quarter	26.37	24.70
Fourth Quarter	28.26	26.37
2011
First Quarter	30.50	25.30
Second Quarter	28.66	23.70
Third Quarter	26.88	17.90
Fourth Quarter	20.19	14.76
2012
First Quarter (through March 15, 2012)	20.05	16.25
Month
December 2011	16.97	15.14
January 2012	19.90	16.25
February 2012	20.05	18.44
March 2012 (through March 15, 2012)	19.40	18.29

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

        As at January 31, 2012, and based exclusively on external research performed by Thomson Reuters, there were 62 holders of our ordinary shares in the United States holding an aggregate of 26,286,054 ordinary shares, or approximately 7.2% of our current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.2%, were attributable to The Coca-Cola Company Entities. Given that the research was conducted in January 2012, the actual portion of our ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        Following authorization by Law 3152/2003, the Athens Exchange issued on June 8, 2004 the Athens Exchange Regulation, or the Regulation, which came into effect on June 16, 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Following authorization by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Finally, the Regulation was once more substantially amended and restated by Law 3606/2007. Thereafter, the Regulation has been partially amended on various occasions, most recently in August 2011. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of the following categories:

  a)
  Main Market Category

  b)
  Fixed Income Securities Category

  c)
  Structured Products Category

  d)
  Category of Exchange Traded Funds (ETFs)

  e)
  Special Categories:

  (i)
  Under surveillance Category

  (ii)
  Low Dispersion Category

  (iii)
  Under Deletion Category

  (iv)
  Under Suspension Category

        When shares are listed for the first time on the Securities Market of the Athens Exchange they will fall within the first category.

        As at February 29, 2012, 185 company shares were classified in the Main Category of the Athens Exchange, 42 shares were classified in the Under Surveillance Category, 28 had been classified in the Under Suspension Category, 16 company shares were listed in the Low Dispersion Category, and 4 were Under Deletion. Finally, 3 ETFs were listed in the Athens Exchange.

        The companies that participate in the Main Market Category need to meet the following criteria of financial performance: shareholders equity of no less than €3.0 million, three year pre-tax profits of no less than €2.0 million and pre-tax profits for the last two financial years or three-year EBITDA of no less than €3.0 million and a positive EBITDA for the last two financial years. The companies that have either a small free float (less than 15%) of the total of its common shares or a free float of less than 10% of the total of its common shares due to specific events announced by the company (public offer or other equity participations) are classified in the Low Dispersion Category. Companies that are in financial distress are classified in the Under Surveillance Category. If a company's annual sales income drops below €2.0 million it is classified in the Under Deletion Category. The companies that have a free float of less than 10% of the total of their common shares and at the same time this percentage is distributed to less than 30 shareholders are also classified in the Under Deletion Category. When listed in the Athens Exchange, a company must have a free float of at least 25% distributed to at least 2,000 individual shareholders, none of whom holds more than 2% of the company's share capital.

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

Membership in the Athens Exchange

        Membership is required for brokerage firms in order to effect transactions on the Athens Exchange and is subject to approval by the board of directors of the Athens Exchange and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorized to conduct transactions on the Athens Exchange, who must fulfill certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Exchange member is €0.3 million.

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

        Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System, or OASIS, an electronic trading system, on behalf of their customers or on their own behalf. As at February 29, 2012, the Athens Exchange had 72 members (including the remote members), the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies and banks. The investment services companies need to have a minimum share capital of €0.3 million if only engaging in receiving and transmitting buy and sell orders without holding client's funds or other financial instruments, €1.0 million if providing a variety of investment services and €3.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating license from the Hellenic Capital Markets Commission. In addition, the Hellenic Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the EU or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece and (b) a local person to act as their representative and as agent for service of process.

Stock market indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalization index that tracks the price movement in the shares of 60 leading listed Greek companies. In addition, the FTSE/ATHEX20 Index was introduced in September 1997 to track the price movement of the shares of the 20 largest companies. As of March 15, 2012, our market capitalization represented approximately 22.2% of the ATHEX Main Market Composite Index and approximately 15.7% of the FTSE/ATHEX20 Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2006	4,395.4	3,379.3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008	5,207.4	1,626.6	1,786.5
2009	2,896.9	1,469.4	2,196.2
2010	2,327.6	1,403.9	1,413.9
2011	1,715.1	650.5	680.4
2012 (through March 15, 2012)	834.4	625.3	750.3

Trading on the Athens Exchange

        Athens Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 5.00 p.m., Athens time, for the Main Market category. There is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10.15 a.m. until 10.30 a.m. for the Main Market. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. The after hours trading session is between 5.00 p.m. to 5.20 pm. The closing price for shares in the main category is determined either by the closing auction or from the weighted average price of the last 30% of the trades of the session. The trading system of the Athens Exchange is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorized for a particular security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

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

        According to an Athens Exchange circular specifying the different fluctuation limits for the various security classes, the main category securities' prices may fluctuate up to 30% from the closing price of the preceding trading session (reference price). Restrictions to this rule apply for securities with low monthly average liquidity. The price of a security that is classified in the special categories (i.e. Low Dispersion, Under Surveillance, Under Deletion) may fluctuate on the auction market at a limit of ±20%. The Regulation has also introduced an automated system of fluctuation control process applicable to securities listed in the Main Market Category and the Category of ETFs, which is intended to prevent sudden fluctuations of the said securities. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

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

        Prices of all securities listed on the Athens Exchange are published in the Athens Exchange official daily price bulletin, which is available for downloading at the Athens Exchange website.

        Law 3606/2007 implementing the Directive on Markets and Financial Instruments abolished numerous limitations on over the counter trading of listed securities. Furthermore, a recent amendment of the Regulation regarding clearing and settlement has facilitated the execution of over the counter transactions, or OTC, through orders of Investment Services Firms, while in the recent past over the counter transactions were only executed through the facilities of the Hellenic Exchanges S.A. These over the counter transactions are not subject to price limitations.

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

Settlement, clearance and the Hellenic Exchanges ("HELEX")

        Settlement of both registered and bearer shares listed on the Athens Exchange was previously effected through the department of Central Securities Depositary of the Hellenic Exchanges S.A. The Central Securities Depositary was originally founded in February 1991 as a société anonyme. On November 2006 the merger by absorption of the Central Securities Depositary by its parent company Hellenic Exchanges S.A. was completed. Currently, Hellenic Exchanges ("HELEX") is the organization responsible for the clearance and the settlement procedure. More particularly, Hellenic Exchanges S.A. is responsible for settling Athens Exchange transactions and holding the shares deposited with it in book entry form, while their clearance is effected through Athens Clear, a 100% subsidiary of Hellenic Exchanges S.A.

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

        The clearance and settlement procedure is effected through a multilateral system and consists of three stages:

  •
  First, a notification by the Athens Exchange to the HELEX completed within each trading day. More specifically, on trade date "T", following the closing of the trading day, the Athens Exchange sends electronically to HELEX a magnetic file containing information on the trading activity of such day. The file is downloaded to the SAT, where securities and values of trades (buy or sell) are aggregated per investor, broker, security and type of trade, and then the weighted average value of the trade is calculated by dividing the total value of the trades by the quantity of securities traded (trade averaging).

  •
  Second, a notification by the brokers to the HELEX with the SAT account of the seller and buyer and the number of shares to be debited and credited to their respective SAT accounts. The brokers are required to notify to HELEX each trade along with the broker's account for the securities to be credited or debited to the relevant accounts. This is completed by day T+3. Following the notification of the SAT account of the seller, the shares sold are "temporarily blocked" for transfer purposes. Under Greek law, a person may not enter into sales of securities on the Athens Exchange if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched. Short sales of securities listed on the Athens Exchange are currently not allowed.

  •
  Third, the settlement cycles are carried out on day T+3 in time intervals determined by the HELEX, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement as mentioned is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in case of block trades or in exceptional circumstances, and in accordance with the HELEX clearing and settlement of dematerialized securities regulations. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Exchange Guarantee Fund, to which each Athens Exchange member contributes, and which is operated as a separate legal entity.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of our issued share capital as of December 31, 2011, is €549,813,012 divided into 366,542,008 ordinary registered shares with a par value of €1.50 each, all of which is paid-up. No specific classes of stock are provided for in our articles of association and no special rights attach to any of our ordinary shares. There are no authorized but unissued ordinary shares.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
March 20, 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
August 9, 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
November 22, 2001	Capitalization of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
May 20, 2002	Capitalization of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
October 1, 2003	Leveraged re-capitalization(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
November 10, 2003	Leveraged re-capitalization(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
December 23, 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
December 22, 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
December 21, 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
December 20, 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
October 15, 2007	Capitalization of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
November 20, 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
February 28, 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
May 13, 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
August 7, 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50
August 28, 2009	Issue of shares(15)	365,407,848	€0.50 per share	2,875.50	182,703,924.00
October 16, 2009	Capitalization of reserves(16)	365,407,848	€1.50 per share	548,111,772.00	730,815,696.00
October 16, 2009	Re-capitalization(16)	365,407,848	€1.50 per share	(548,111,772.00)	182,703,924.00
November 23, 2009	Issue of shares(17)	365,539,075	€0.50 per share	65,613.50	182,769,537.50
February 26, 2010	Issue of shares(18)	365,702,429	€0.50 per share	81,677.00	182,851,214.50
May 17, 2010	Issue of shares(19)	365,864,092	€0.50 per share	80,831.50	182,932,046.00
August 24, 2010	Issue of shares(20)	365,966,792	€0.50 per share	51,350.00	182,983,396.00
November 25, 2010	Issue of shares(21)	366,136,440	€0.50 per share	84,824.00	183,068,220.00
February 21, 2011	Issue of shares(22)	366,490,952	€0.50 per share	177,256.00	183,245,476.00
May 6, 2011	Capitalization of reserves(23)	366,490,952	€2.00 per share	549,736,428.00	732,981,904.00
May 6, 2011	Re-capitalization(23)	366,490,952	€1.50 per share	(183,245,476.00)	549,736,428.00
May 30, 2011	Issue of shares(24)	366,512,946	€1.50 per share	32,991.00	549,769,419.00
August 10, 2011	Issue of shares(25)	366,541,695	€1.50 per share	43,123.50	549,812,542.50
November 15, 2011	Issue of shares(26)	366,542,008	€1.50 per share	469.50	549,813,012.00

(1)
Issued in connection with the absorption by way of merger of 3I S.A., previously a wholly owned subsidiary of Kar-Tess Group, by us. The merger, which became effective on April 3, 2000, involved the simultaneous issuance of 17,035,610 of our ordinary shares to Kar-Tess Group and the cancellation of 17,034,274 of our ordinary shares held by 3I S.A. at the time.

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

(5)
On August 19, 2003, we announced our intention to effect a leveraged re-capitalization with a view towards improving the efficiency of our capital structure. In connection with the leveraged re-capitalization, we held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, our board of directors called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473,337,192.00 (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all of our shareholders. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to our shareholders began on December 5, 2003. As at December 31, 2003, €472.9 million had been returned to our shareholders. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all of our shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. We issued these notes in September 2003, through our 100% owned subsidiary Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, we made an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalized in February 2004, were $898.1 million.

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

(10)
Our shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the share premium reserve and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to our shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase our share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On October 24, 2007, the Greek Ministry of Development approved the share capital increase and we filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On November 8, 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding our shares at the closing of trading on November 13, 2007. Our shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on November 20, 2007. We retroactively reflected the stock split in our historical basic and diluted earnings per share when the stock split was effected.

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

(16)
On September 18, 2009, we announced proposals for a re-capitalization, which resulted in a capital return of €548.1 million to our shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on October 16, 2009, our shareholders approved an increase of our share capital by €548.1 million, through the partial capitalization of the share premium reserve and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, our shareholders also approved the decrease of our share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, we realized the capital return on December 2, 2009.

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

(22)
On February 21, 2011, our board of directors resolved to increase our share capital by 354,512 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were € 4,250,840.

(23)
On May 6, 2011, the Annual General Meeting of shareholders resolved to reorganize its share capital. Our share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. Our share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

(24)
On May 30, 2011, our board of directors resolved to increase our share capital by 21,994 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €252,479.

(25)
On August 10, 2011, our board of directors resolved to increase our share capital by 28,749 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €221,080.

(26)
On November 15, 2011, our board of directors resolved to increase our share capital by 313 ordinary shares, following the exercise of stock options by option holders pursuant to our stock option plans. Total proceeds from the issue of shares were €2,407.

B.    Memorandum and Articles of Association

Term, object and purposes

        We are incorporated under the name Coca-Cola Hellenic Bottling Company S.A. and we are registered in Greece in the Registry of Sociétés Anonymes under number 13630/06/B/86/49. The term of our company expires on December 31, 2070, but it can be extended by shareholders' resolution. Article 2 of our articles of association provides that our object includes inter alia the establishment of plants in Greece and abroad, the production and packaging in all types of packaging of the products of The Coca-Cola Company, the production, distribution, trading, import and export in any kind of packaging of any other refreshments, natural juices, water and, in general, food and beverage products, as well as any goods and items, including packaging materials, bearing the trademarks of such products and the provision of administrative and related services to our subsidiaries and other related affiliates.

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

  •
  votes to release the members of the board of directors from any liability incurred from their management and the auditors from any liability incurred from their audit;

  •
  votes on the distribution of dividends;

  •
  votes on the appointment of the auditors for the next financial year; and

  •
  decides on any other matter on the agenda.

        The invitation to attend a general meeting must be submitted to the Ministry of Development for publication in the Government Gazette and is posted on the company's website. A summary of the invitation must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Development and in one local paper published in the prefecture of our registered offices. The invitation summary must state the place, date and time of the meeting as well as the items on the agenda. The invitation for an adjourned meeting must be published in the newspapers determined by the Minister of Development at least ten calendar days prior to the date of the meeting. In the event that the initial invitation specifies the place and time of the reiterative meetings of the general meeting it is not necessary to publish a new invitation. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

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

        Shareholders holding 33% of the company's share capital represented in a general meeting may oppose the approval of any other contract of any nature between the company and the management, the persons controlling the company, their relatives up to the third degree and any legal entity controlled by them. Such restriction is not applicable to contracts that are within the ordinary course of business of the company. The approval of the general meeting may be granted at a later stage following the signing of the contract. However, the approval may not be granted if shareholders holding 5% or more of the company's shareholding represented in the general meeting object to the decision.

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

Rights of purchase and redemption of our ordinary shares

        We may acquire our ordinary shares up to a maximum of 10% of our share capital after a resolution of the company's general meeting approving such acquisition. The shareholders resolution must specify the maximum number of ordinary shares to be purchased, the high and low prices at which we may purchase the ordinary shares and the time period of the redemption program, which may not exceed 24 months from the date of the resolution.

        The 10% limit does not apply to the acquisition of shares for distribution to employees of the Company or its affiliates. Any such shares that are not so distributed within 12 months from their acquisition must be cancelled through a share capital decrease.

        None of the above restrictions apply in the case of:

  (a)
  shares that are acquired pursuant to a share capital decrease or through a share buy-out;

  (b)
  shares acquired as a result of a total transfer of assets;

  (c)
  shares fully paid up and acquired without consideration (gift);

  (d)
  shares acquired pursuant to an obligation arising by law or court decision with the purpose of protecting minority shareholders, especially in the case of a merger, change of the company objects or legal form, change of nationality or the imposition of restrictions to the transfer of shares, as well as shares acquired to satisfy obligations of the Company under an exchangeable bond loan; and

  (e)
  shares fully paid up and acquired by auction through compulsory enforcement to satisfy the Company's claims against the owner of such shares.

        In all the above cases (b) through (e), the shares acquired must be transferred by the Company within three years from the date on which they were acquired, unless the aggregate of treasury shares owned by the Company does not exceed 10% of the total number of shares in the Company. Any such shares that are not so transferred within three years from acquisition must be cancelled through a share capital decrease.

        Treasury shares do not have voting rights and are not taken into account for quorum purposes.

        Dividends of such shares increase additionally the dividend of the other shareholders of the company. In the event of a capital increase, the pre-emption right of these shares is not exercised and increases the pre-emption right of the other shareholders.

        As a general matter, in light of the restrictions on the ability of a Greek company to repurchase its own shares under Greek law described above, we are subject to a share repurchase regime that could be more restrictive than that applicable to US companies.

Disclosure of interests in shares

        Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 15%, 20%, 25%,1/3, 50% or 2/3 of our total voting rights, will have to inform us and the Athens Exchange in writing by submitting a specific standard form within three trading days of the date of acquisition or sale. The shareholder is deemed by law to be aware of the sale or acquisition on the second trade day after such sale or acquisition.

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

        The 2011 tax law abolished the 40% corporate tax rate on distributed profits, introduced a dividend withholding tax (refer to the following item "Taxation on dividends") and provided that for accounting years starting as of January 1, 2011 and onwards the corporate tax rate will be decreased from 24% to 20%.

        The 2011 tax law also provided exemption from corporate income tax of inbound dividends that Greek société anonymes and limited liability partnerships receive from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account. Such tax free reserve will be subject to dividend withholding tax upon distribution to the shareholders or capitalization.

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

        The 2010 tax law provided that dividend income deriving from financial statements of years ending on or after December 31, 2010 was not subject to withholding tax. When earned by Greek tax resident individuals, such dividend income would be taxed as normal income and the tax paid at the level of the société anonyme would be credited against the income tax due. In case that the net profit of a Greek société anonyme also included profits deriving from its participation in other Greek corporate entities, which had also been subject to the 40% tax, the part of the tax that was already paid and corresponding to these profits would be deducted from the 40% tax due.

        The 2011 tax law introduced a withholding tax on dividends, including shares allocated to shareholders from capitalized profits or reserves, but excluding the capitalization of share premium reserve or certain other reserves. On this basis the distribution of profits approved by the general meetings of the shareholders as from January 1, 2012 and onwards will be subject to withholding tax at 25% while the distribution of profits approved in 2011 will be subject to a withholding tax of 21%. Such withholding tax extinguishes the beneficiary's tax liability on the respective income.

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

        The 2011 tax law abolishes the withholding tax on the capital gain from the sale of shares. It also provides that the capital gain from the sale of listed shares acquired on or after April 1, 2012 is fully taxable as part of the taxable base reported for the year in which such gain/loss arises, while any loss from the same reason is tax deductible.

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

        The 2011 tax law provides that from April 1, 2011 onwards, the transfer tax on the sale of shares as above acquired up to December 31, 2011 will be increased from 0.15% to 0.2%. The transfer tax will not apply to the sale of shares acquired from April 1, 2012 onwards.

Stamp duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

        Inheritance or succession taxes were payable in Greece on listed shares of Greek domiciled companies or foreign securities at the rates of 0.6% or 1.2% for relatives of first or second degree. With regard to third degree relatives, inheritance or succession taxes are payable on a progressive system, the rates of which range from 0% to 40%. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force (effective up to April 22, 2010).

        Following subsequent amendments in the Code of Taxation of Inheritance and Donations with effect from April 23, 2010 onwards, inheritance and succession taxes payable in Greece on listed shares of Greek domiciled companies or foreign securities are calculated based on tax scales which vary according to the degree of kinship (first, second or third degree relatives). With respect to first degree relatives inheritance or succession taxes are payable on a progressive scale the rates of which range from 0% to 10%, for second degree from 0% to 20% and for third degree from 0% to 40%.

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

Fees and other direct and indirect payments made by the Depositary to the Company

        A payment of $350,000 was made by the Citibank N.A., as Depositary, to the Company for the year ended December 31, 2011. With effect from April 30, 2010, Citibank N.A. is acting as Depositary for our sponsored ADS facility.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.    Disclosure Controls and Procedures

        We have evaluated, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, our disclosure controls and procedures as of December 31, 2011 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that our disclosure controls and procedures are effective as at December 31, 2011.

        In some of the environments in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We have established a system of internal controls and procedures and regular review of our financial records designed to identify and correct control weaknesses so as to minimize such losses before they could become material to our results or financial position. From time to time, we have experienced acts of fraud and criminal activity primarily in our operation in Nigeria. We take all such incidents seriously and conduct extensive investigations through our internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2011, the individual and aggregate impact of all such incidents was immaterial to our consolidated financial statements.

  b.    Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2011.

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

ITEM 16B    CODE OF ETHICS

        We have adopted a code of ethics covering our senior management and directors to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. Additionally, we have adopted a code of business conduct applicable to all company officers and our employees, known as the Code of Business Conduct which is available on our website at www.coca-colahellenic.com.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees and all other fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.2 million for the year ended December 31, 2011, including fees associated with the annual integrated audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totaled approximately €6.2 million for the year ended December 31, 2010, including fees associated with the annual audit and reviews of our quarterly reports, prepared in accordance with IFRS, and local statutory audits.

Audit related fees

        Fees for audit related services paid to PricewaterhouseCoopers S.A. and affiliates for the year ended December 31, 2011, were €0.4 million compared to €0.2 million for the year ended December 31, 2010.

Tax fees

        No fees were paid in 2011 and 2010 to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning.

All other fees

        All other fees paid to PricewaterhouseCoopers S.A. or affiliates were €0.1 million for the year ended December 31, 2011, compared to €0.2 million fees paid in 2010.

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

        Based on the shareholders' agreement (described in detail above under Item 7, "Major Shareholders and Related Party Transactions") between Kar-Tess Holding and The Coca-Cola Company Entities, four of our directors are designated by Kar-Tess Holding and two are designated by The Coca-Cola Company. The remaining directors are jointly designated by Kar-Tess Holding and The Coca-Cola Company Entities. We have appointed five directors, designated in this way, whom our board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Christos Ioannou. Our human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is comprised of Mr. George A. David, Mr. John Hunter and Sir Michael Llewellyn-Smith. Our human resources committee does not have sole authority to determine our chief executive officer's compensation.

        We continuously review our corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that our corporate governance systems remain in line with international best practices.

ITEM 16H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

ITEM 19    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended by resolution of the General Meeting of the shareholders on May 6, 2011 and as adjusted with respect to the share capital (article 3) by the resolution of the Board of Directors on December 30, 2011.
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on May 20, 2002(2)
2.1	Amended and Restated Deposit Agreement between Coca-Cola Hellenic Bottling Company S.A. and Citibank, N.A., dated April 30, 2010(1)
2.2	€500.0 million Multicurrency Revolving Credit Facility Agreement, dated December 18, 2009 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and ING Bank N.V. with ING Bank N.V., London Branch acting as Facility Agent(1)
2.3	Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., as guarantor.
2.4	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated September 17, 2003(2)
2.5	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.4)(2)
3.1	Shareholders' Agreement dated November 3, 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)
3.2	Amendment to the Shareholders' Agreement of November 3, 1999, dated March 3, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)

Exhibit Number	Description
3.3	Amendment to the Shareholders' Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(2)
3.4	Relationship Agreement dated August 29, 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)(3)
3.5	Amended and Restated Shareholders' Agreement, dated December 29, 2008 by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding(4)
4.1	Form of European Bottlers' Agreement(4)
4.2	European Bottlers' Agreement for Greece entered into with effect from June 1, 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.(5)
4.3	Form of International (Non-European) Bottlers' Agreement(4)
4.4	Form of Distribution Agreement(3)
4.5	Supply Agreement dated June 8, 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.(6)
4.6	Agreement dated November 23, 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited(3)
4.7	Letter from The Coca-Cola Company, dated August 15, 2003(2)
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for our countries that entered the European Union on May 1, 2004(6)
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Item 4—Information On The Company—Organizational Structure" in the Annual Report)
11.1	Code of Ethics(6)
12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002(7)

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

Date: March 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's report on Internal Control over Financial Reporting appearing in Item 15(b) of the 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note 1 to the consolidated financial statements, in 2011 the Company changed the manner in which it accounts for its post employment benefit plans.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 22, 2012

Consolidated Balance Sheet

		As at 31 December
	Note	2011 € million	2010(1) € million
Assets
Intangible assets	4	1,947.7	1,966.9
Property, plant and equipment	5	3,051.5	3,122.9
Equity method investments	6	42.9	41.1
Available-for-sale financial assets	7	1.4	1.8
Interest rate swap contracts	8	69.5	73.1
Deferred tax assets	9	35.2	35.0
Other non-current assets	10	36.9	40.4

Total non-current assets		5,185.1	5,281.2

Inventories	11	451.5	481.7
Trade receivables	12	855.2	870.2
Other receivables and assets	13	231.5	233.5
Derivative assets	8	15.7	4.2
Current tax assets		20.0	13.8
Cash and cash equivalents	14	476.1	326.1

Total current assets		2,050.0	1,929.5

Total assets		7,235.1	7,210.7

Liabilities
Short-term borrowings	15	321.5	535.1
Trade payables	16	423.5	384.7
Other payables	16	1,118.0	1,079.4
Current tax liabilities		58.4	37.2

Total current liabilities		1,921.4	2,036.4

Long-term borrowings	15	1,934.5	1,656.4
Cross-currency swap contracts	8	130.8	136.1
Deferred tax liabilities	9	171.5	162.9
Non-current provisions	17	149.5	144.2
Other non-current liabilities		14.2	13.9

Total non-current liabilities		2,400.5	2,113.5

Total liabilities		4,321.9	4,149.9

Equity
Share capital	18	549.8	183.1
Share premium	18	569.2	1,119.2
Treasury shares	19	(55.5)	(57.2)
Exchange equalisation reserve	19	(197.9)	(129.2)
Other reserves	19	389.0	375.4
Retained earnings		1,640.7	1,460.8

Equity attributable to owners of the parent		2,895.3	2,952.1
Non-controlling interests	28	17.9	108.7

Total equity		2,913.2	3,060.8

Total equity and liabilities		7,235.1	7,210.7

The change in the accounting policy described in Note 1 impacted the published balances as at 31 December 2009 as follows: the line "non-current provisions" increased to €170.4m from € 129.6m; the line "deferred tax liabilities" decreased to €133.5m from €142.3m; the line "other non-current assets" reduced to €45.5m from €57.5m; the line "deferred tax assets" increased to €32.6m from €29.6m; the line "retained earnings" decreased to €1,112.3m from €1,151.8m the line "non-controlling interests" decreased to €101.2m from €102.7m. The Company has disclosed the effect of the change on its 31 December 2009 balance sheet in Note 1, and does not consider it material to present the restated 31 December 2009 balance sheet as required by IAS 8.

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Income Statement

		Year ended 31 December
	Note	2011 € million	2010(1) € million	2009(1) € million
Net sales revenue	3	6,854.3	6,793.6	6,543.6
Cost of goods sold		(4,258.8)	(4,048.6)	(3,904.7)

Gross profit		2,595.5	2,745.0	2,638.9

Operating expenses	20	(2,055.6)	(2,058.4)	(1,984.2)
Restructuring costs	20	(71.5)	(36.7)	(44.9)
Other items	20	—	—	32.8

Operating profit	3	468.4	649.9	642.6
Finance income		9.8	7.4	9.4
Finance costs		(96.1)	(83.1)	(82.2)
Loss on net monetary position	21	(7.8)	—	—

Total finance costs, net	21	(94.1)	(75.7)	(72.8)
Share of results of equity method investments	6	1.2	2.5	(1.9)

Profit before tax		375.5	576.7	567.9
Tax	3,22	(102.7)	(138.0)	(142.9)

Profit after tax		272.8	438.7	425.0

Attributable to:
Owners of the parent		268.9	426.6	402.6
Non-controlling interests		3.9	12.1	22.4

		272.8	438.7	425.0

Basic and diluted earnings per share (€)	23	0.74	1.17	1.10

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2011 € million		2010(1) € million		2009(1) € million
Profit after tax		272.8		438.7		425.0
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the year	(0.4)		0.5		(0.1)
Valuation (gains)/losses reclassified to profit and loss for the year	—	(0.4)	(2.8)	(2.3)	6.5	6.4

Cash flow hedges:
Amounts of gains / (losses) during the year	5.3		(11.3)		(6.4)
Amounts of losses/(gains) reclassified to profit and loss for the year	3.1	8.4	2.0	(9.3)	(9.7)	(16.1)

Foreign currency translation		(54.2)		181.5		(79.5)
Share of other comprehensive income of
equity method investments		(0.8)		1.4		(0.7)
Actuarial (losses) / gains		(31.8)		2.7		4.4
Income tax relating to components of other comprehensive income (refer to Note 24)		3.9		(0.3)		2.8

Other comprehensive income for the year,
net of tax (refer to Note 24)		(74.9)		173.7		(82.7)

Total comprehensive income for the year		197.9		612.4		342.3

Total comprehensive income attributable to:
Owners of the parent		189.0		596.2		322.9
Non-controlling interests		8.9		16.2		19.4

		197.9		612.4		342.3

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Changes in accounting policy (Note 1)	—	—	—	—	—	(47.3)	(47.3)	(1.1)	(48.4)

Balance as at 1 January 2009 (restated)	182.7	1,665.0	—	(191.9)	366.7	770.9	2,793.4	89.0	2,882.4
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)

	182.8	1,113.8	(14.9)	(231.5)	375.3	705.3	2,130.8	81.8	2,212.6
Profit for the year net of tax	—	—	—	—	—	402.6	402.6	22.4	425.0
Other comprehensive income for the year, net of tax	—	—	—	(77.6)	(6.5)	4.4	(79.7)	(3.0)	(82.7)

Total comprehensive income for the year, net of tax(1)	—	—	—	(77.6)	(6.5)	407.0	322.9	19.4	342.3

Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9

(1)
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

The amount of €407.0m profit comprises of profit for the year of €402.6m plus actuarial gains of €4.8m less deferred income tax debit of €0.4m.

The amount of €19.4m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income and €0.4m expense from the change in the accounting policy as described in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)

	183.1	1,119.2	(57.2)	(308.0)	386.7	1,032.1	2,355.9	92.5	2,448.4
Profit for the year net of tax	—	—	—	—	—	426.6	426.6	12.1	438.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	2.1	169.6	4.1	173.7

Total comprehensive income for the year, net of tax(2)	—	—	—	178.8	(11.3)	428.7	596.2	16.2	612.4

Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(2)
The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.4m plus the share of equity method investments of €1.4m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €0.3m.

The amount of €428.7m profit comprises of profit for the year of €426.6m plus actuarial gains of €2.7m less deferred income tax debit of €0.6m.

The amount of €16.2m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €11.7m income and €0.4m income from the change in the accounting policy as described in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests in subsidiaries in:
Serbia	—	—	—	—	—	(6.3)	(6.3)	(11.4)	(17.7)
Nigeria	—	—	—	(8.7)	—	(31.4)	(40.1)	(60.1)	(100.2)
FYROM	—	—	—	—	—	(16.9)	(16.9)	(22.9)	(39.8)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(6.5)	(6.5)

	549.8	569.2	(55.5)	(137.9)	383.6	1,397.1	2,706.3	9.0	2,715.3
Profit for the year net of tax	—	—	—	—	—	268.9	268.9	3.9	272.8
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(25.3)	(79.9)	5.0	(74.9)

Total comprehensive income for the year, net of tax(3)	—	—	—	(60.0)	5.4	243.6	189.0	8.9	197.9

Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(3)
The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.2m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m, representing revaluation losses for the year, gains on cash flow hedges of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax debit thereof amounting to €2.6m.

The amount of €243.6m profit comprises of profit for the year of €268.9m less actuarial losses of €31.8m plus deferred income tax credit of €6.5m.

The amount of €8.9m income included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €3.9m income.

        For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves; Note 25 Shares held for equity compensation plan; Note 26 Stock option compensation plans; and Note 29 Dividends.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2011 € million	2010(1) € million	2009(1) € million
Operating activities
Profit after tax		272.8	438.7	425.0
Total finance costs, net	21	94.1	75.7	72.8
Share of results of equity method investments	6	(1.2)	(2.5)	1.9
Tax charged to the income statement	3,22	102.7	138.0	142.9
Depreciation of property, plant and equipment	3,5	374.7	387.8	360.7
Impairment of property, plant and equipment	5	21.0	—	—
Employee share options	26	8.1	6.7	6.4
Amortisation of intangible assets	3,4	3.2	7.1	4.7
Adjustments to intangible assets	20	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	20	—	—	6.5
Other items		1.3	—	—

		876.7	1,051.5	1,023.1
Losses on disposals of non-current assets		2.7	13.2	10.5
Decrease / (increase) in inventories		15.9	(41.4)	39.1
(Increase)/decrease in trade and other receivables		(3.8)	(24.0)	30.1
Increase/(decrease) in trade and other payables		43.8	129.6	(16.3)
Tax paid		(89.6)	(141.0)	(89.3)

Net cash from operating activities		845.7	987.9	997.2

Investing activities
Payments for purchases of property, plant and equipment		(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets		—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment		10.9	12.0	18.2
Receipts from/(payments for) investments		3.0	7.2	(4.7)
Interest received		9.9	7.3	10.5
Net receipts from disposal of subsidiary	28	13.1	—	—
Net payments for acquisition of joint venture	28	(2.5)	—	—
Net refunds from acquisitions		—	—	17.5

Net cash used in investing activities		(336.4)	(365.5)	(342.9)

Financing activities
Return of capital to shareholders	18	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	18	(6.0)	—	(6.0)
Share buy-back payments	19	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	28	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	18	4.7	5.7	1.8
Dividends paid to owners of the parent	29	—	(102.0)	(102.3)
Dividends paid to non-controlling interests		(6.5)	(7.0)	(5.3)
Proceeds from external borrowings		1,494.8	927.1	1,199.8
Repayments of external borrowings		(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations		(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swap contracts		—	33.0	—
Interest paid		(109.1)	(72.3)	(75.1)

Net cash used in financing activities		(353.3)	(527.7)	(1,143.3)

Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0	724.6
Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)
Effect of changes in exchange rates		1.6	(0.6)	(3.6)
Hyperinflation impact on cash		(7.6)	—	—

Cash and cash equivalents at 31 December	14	476.1	326.1	232.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages F-9 of F-91 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

Description of business

        Coca-Cola Hellenic Bottling Company S.A. ('Coca-Cola Hellenic' or 'the Group') is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc ('CCB') by Hellenic Bottling Company S.A. ('HBC'). Coca-Cola Hellenic and its subsidiaries (collectively 'the Company' or 'the Group') are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company's operations by segment is included in Note 3.

        Coca-Cola Hellenic's shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic's American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

        These consolidated financial statements were approved for issue by the Board of Directors on 15 March 2012 and are expected to be verified at the Annual General Meeting to be held on 25 June 2012.

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

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date.

Basis of consolidation

        Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

        The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill. All acquisition related costs are expensed as incurred.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets.

        Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

        Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

        When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10% the Group's tax expense would increase (or decrease) by less than €3.3m.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

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

        Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2011 was €23.2 m (2010: €31.6m, 2009: €26.9m). Of this balance, €13.5m (2010: €19.5m, 2009: €16.6m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the year ended 31 December 2011 amounted to €309.9m (2010: €240.0m, 2009: €123.4m). Marketing and promotional incentives provided to customers during 2011 amounted to €131.4m (2010: €160.1m, 2009: €167.9m).

        Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m).

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

Intangible assets

        Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

        For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs to sell) of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

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

        Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

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

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

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

        The equity method of accounting involves recognising the Group's share of the associates' post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

        The Group's interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Financial assets

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

        Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The cost of purchase includes transaction costs for investments other than those carried at FVTPL where transaction costs are expensed. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

        Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

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

Trade payables

        Trade payables are recognised initially at fair value and, subsequently measured at amortised cost using the effective interest rate method.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Foreign currency and translation

        The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

        The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate, except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

        Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

        Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

  •
  Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation.

  •
  The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation.

  •
  The subsidiary's financial statements are translated at the closing exchange rate.

Cash and cash equivalents

        Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

        All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs incurred.

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

        All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

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

        Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

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

Provisions

        Provisions are recognised when: the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

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

        The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised past service costs. The value of any defined benefit asset recognised is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise are amortised over the remaining vesting period.

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

        In addition, the Group operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

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

        Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

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

        Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity. In this case the tax is recognised in other comprehensive income or directly in equity respectively.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

        Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

Comparative Figures

        Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in pension accounting discussed below.

Changes in accounting policy

        Coca-Cola Hellenic has assessed its accounting policy with regard to IAS 19 Employee Benefits and the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognised these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognised actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognised) in accordance with IAS 19. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

        As of 1 January 2011, the Group determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group's financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

        As a result of the voluntary accounting policy change, the following adjustments were made to the consolidated financial statements:

	Year ended 31 December 2010 € million	Year ended 31 December 2009 € million
Profit after tax
Profit before change in accounting policy	434.9	421.6
Reversal of actuarial losses	4.9	3.8
Change in deferred tax	(1.1)	(0.4)

Profit after change in accounting policy	438.7	425.0

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

	Year ended 31 December 2010 € million	Year ended 31 December 2009 € million
Total comprehensive income
Total comprehensive income before change in accounting policy	606.5	334.9
Net change to profit after tax	3.8	3.4
Reversal of actuarial losses in other comprehensive income	2.7	4.4
Change in deferred tax	(0.6)	(0.4)

Total comprehensive income after change in accounting policy	612.4	342.3

        Earnings per share for the twelve months ended 31 December 2010 and 2009 as a result of the restatement increased from €1.16 to €1.17 and from €1.09 to €1.10 respectively.

        If the accounting policy had not been changed, the profit after tax for the twelve months ended 31 December 2011 would have been €1.0 million lower and the actuarial gains and losses recognised in other comprehensive income and pension liability would have remained to a large extent unrecognised.

	As at 31 December 2010 € million	As at 31 December 2009 € million	As at 1 January 2009 € million
Consolidated statement of changes in equity
Equity before change in accounting policy	3,095.9	2,595.9	2,930.8
Allocation of unrecognised net losses to retained earnings	(34.0)	(39.5)	(47.3)
Allocation of unrecognised net losses to non-controlling interests	(1.1)	(1.5)	(1.1)

Equity after change in accounting policy	3,060.8	2,554.9	2,882.4

	As at 31 December 2010 € million	As at 31 December 2009 € million
Non-current provisions
Non-current provisions before change in accounting policy	119.9	129.6
Recognition of actuarial losses	24.3	40.8

Non-current provisions after change in accounting policy	144.2	170.4

	As at 31 December 2010 € million	As at 31 December 2009 € million
Deferred tax liabilities
Deferred tax liabilities before change in accounting policy	172.8	142.3
Change in deferred tax	(9.9)	(8.8)

Deferred tax liabilities after change in accounting policy	162.9	133.5

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

	As at 31 December 2010 € million	As at 31 December 2009 € million
Other non-current assets
Other non-current assets before change in accounting policy	61.3	57.5
Recognition of actuarial losses	(20.9)	(12.0)

Other non-current assets after change in accounting policy	40.4	45.5

	As at 31 December 2010 € million	As at 31 December 2009 € million
Deferred tax assets
Deferred tax assets before change in accounting policy	34.8	29.6
Change in deferred tax	0.2	3.0

Deferred tax assets after change in accounting policy	35.0	32.6

Accounting pronouncements adopted in 2011

        In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2011. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standards and interpretations are:

        Amendment to IAS 32, 'Financial instruments: Presentation—Classification of rights issues'. The standard was amended to allow rights, options or warrants to acquire a fixed number of the entity's own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. There was no impact to the Group's consolidated financial statements as a result of adopting this amendment.

        IFRIC 19, 'Extinguishing financial liabilities with equity instruments'. The interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. There was no impact to the Group's consolidated financial statements as a result of adopting this interpretation.

        IAS 24, 'Related party disclosures' (revised 2009). The revised standard amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities. There was no impact to the Group's consolidated financial statements as a result of adopting the revised standard.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Amendment to IFRIC 14, 'IAS 19—The limit on defined benefit assets, minimum funding requirements and their interaction'. The amendment removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The amendment results in pre-payments of contributions in certain circumstances being recognised as an asset rather than an expense. As the Group does not have significant assets from voluntary prepayments for minimum funding contributions the amendment did not have a significant impact on the Group's consolidated financial statements.

        As part of its annual improvement process, in May 2010 the IASB issued the following amendments to standards and interpretations. There was no impact to the Group's consolidated financial statements as a result of adopting these amendments:

          IFRS 3, Business Combinations: The amendments to the standard specify that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree's net identifiable assets at the acquisition date applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree's net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value. Furthermore, the amendments to the standard clarify the treatment of the un-replaced and voluntary replaced share based payment awards and also clarify the transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3(2008).

          IFRS 7, Financial Instruments: Disclosures The amendments to the standard encourage specific qualitative disclosures and clarify the required level of disclosure around credit risk and collateral held and provide relief from disclosure of renegotiated loans.

          IAS 1, Presentation of Financial Statements The amendments to the standard clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

          IAS 27, Consolidated and Separate Financial Statements The amendments to the standard provide clarification on the transitional requirements resulting from the amendments of IAS 27 (2008).

          IFRIC 13, Customer Loyalty Programmes: The amendments to the interpretation clarify that the 'fair value' of award credits should take into account i) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and ii) any expected forfeitures.

          IAS 34, Interim Financial Reporting: The amendments to the standard provide further clarification that disclosures for significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Accounting pronouncements not yet adopted

        At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company's operations were issued but not yet effective and not early adopted:

        IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

        In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its comprehensive review of off balance sheet activities. The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions. Specifically, the amendments require disclosures of the relationship between transferred financial assets that are not derecognised in their entirety and the associated liabilities; as well as disclosure of the nature of, and risks associated with, an entity's continuing involvement in derecognised financial assets. The amended standard is effective for annual periods beginning on or after 1 July, 2011. The amendments to the standard are not expected to have a significant impact on the Group's consolidated financial statements.

        The amendment IAS 12 Income Taxes—Recovery of Underlying Assets clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012 and is not expected to have an impact on the Group's consolidated financial statements.

        In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties' rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

        In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly). The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

        In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

        In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013. The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements. The new standard has not yet been adopted by the EU.

        In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012. The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

        In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013. The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In December 2011 the IASB issued and amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. This amendment has not yet been adopted by the EU.

2. Exchange rates

        The Group's reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2011	Average 2010	Average 2009	Closing 2011	Closing 2010
US dollar	1.40	1.32	1.40	1.31	1.31
UK sterling	0.87	0.85	0.89	0.83	0.85
Polish zloty	4.12	4.01	4.34	4.40	3.99
Nigerian naira	212.90	196.41	206.76	204.79	196.01
Hungarian forint	279.76	276.38	279.86	306.54	279.30
Swiss franc	1.23	1.38	1.51	1.22	1.25
Russian rouble	41.04	40.11	44.18	41.27	39.95
Romanian leu	4.23	4.22	4.23	4.30	4.29
Ukrainian hryvnia	11.11	10.49	10.92	10.44	10.50
Czech crown	24.65	25.31	26.45	25.75	25.27
Serbian dinar	101.99	103.40	94.12	102.65	105.88

3. Segmental Analysis

        Coca-Cola Hellenic has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

        The Group's operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group's reportable segments are the same as those described in Note 1. The Group's Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

        There are no material amounts of sales or transfers between the Group's segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

Year ended 31 December	Note	2011 € million	2010 € million	2009 € million
Volume in unit cases(1)
Established		699.5	718.2	743.2
Developing		399.7	391.7	388.3
Emerging		984.2	990.1	937.8

Total volume in unit cases		2,083.4	2,100.0	2,069.3

Net sales revenue
Established		2,807.0	2,834.6	2,927.8
Developing		1,161.5	1,140.0	1,149.1
Emerging		2,885.8	2,819.0	2,466.7

Total net sales revenue		6,854.3	6,793.6	6,543.6

Adjusted EBITDA(2)
Established		349.7	408.0	429.3
Developing		141.1	163.9	165.0
Emerging		385.9	479.6	428.8

Total adjusted EBITDA		876.7	1,051.5	1,023.1

Depreciation and impairment of property, plant and equipment
Established		(136.9)	(132.2)	(122.3)
Developing		(80.4)	(73.0)	(77.0)
Emerging		(178.4)	(182.6)	(161.4)

Total depreciation and impairment of property, plant and equipment	5	(395.7)	(387.8)	(360.7)

Amortisation of intangible assets
Established		(0.8)	(4.5)	(1.4)
Developing		(0.4)	(0.5)	(0.5)
Emerging		(2.0)	(2.1)	(2.8)

Total amortisation of intangible assets		(3.2)	(7.1)	(4.7)

Other non-cash items(3)
Established		(3.3)	(2.4)	(4.4)
Developing		(1.9)	(1.2)	(1.2)
Emerging		(4.2)	(3.1)	(9.5)

Total other non-cash items		(9.4)	(6.7)	(15.1)

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

(3)
Other non-cash items comprise adjustments to intangible assets of which were nil in 2011 and 2010 (2009: €2.2m) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2011 and 2010 (2009: €6.5m) (refer to Note 20), stock option expenses of €8.1m (2010: €6.7m, 2009: €6.4m) (refer to Note 26) and other items of €1.3m (2010: nil, 2009: nil).

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

Year ended 31 December	Note	2011 € million	2010 € million	2009 € million
Operating profit
Established		208.7	268.9	301.2
Developing		58.4	89.2	86.3
Emerging		201.3	291.8	255.1

Total operating profit		468.4	649.9	642.6

Interest expense and finance charges
Established		(94.3)	(106.2)	(59.6)
Developing		(2.2)	(2.0)	(4.7)
Emerging		(34.8)	(21.7)	(51.1)
Corporate		(146.7)	(153.1)	(122.3)
Inter segment interest expense		173.5	200.3	159.2

Total interest expense and finance charges		(104.5)	(82.7)	(78.5)

Finance income
Established		38.8	49.4	9.1
Developing		1.4	2.4	1.9
Emerging		24.1	16.2	41.3
Corporate		119.0	139.7	116.4
Inter segment finance income		(173.5)	(200.3)	(159.3)

Total finance income	21	9.8	7.4	9.4

Income tax expense
Established		(51.6)	(73.0)	(87.9)
Developing		(12.6)	(22.4)	(20.5)
Emerging		(30.4)	(40.6)	(31.4)
Corporate		(8.1)	(2.0)	(3.1)

Total income tax expense	22	(102.7)	(138.0)	(142.9)

Reconciling items
Net foreign exchange translation losses	21	0.6	(0.4)	(3.7)
Share of results of equity method investments	6	1.2	2.5	(1.9)

Profit after tax		272.8	438.7	425.0

Expenditure on non-current assets(4)
Established		118.8	123.2	96.6
Developing		46.5	61.0	48.8
Emerging		205.5	207.8	239.0

Total expenditure on non-current assets		370.8	392.0	384.4

Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		—	—	(30.9)

Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	—	—	(30.9)

(4)
Total additions of property, plant and equipment for the year ended 31 December 2011 were €404.7.m (2010: €446.2m, 2009: €370.0m).

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

Year ended 31 December	2011 € million	2010 € million	2009 € million
Net sales revenue from external customers
Greece	526.9	604.9	714.3
Russia	1,201.4	1,138.6	878.2
Italy	1,133.1	1,135.2	1,166.4
All countries, other than Greece, Russia and Italy	3,992.9	3,914.9	3,784.7

Total net sales revenue from external customers	6,854.3	6,793.6	6,543.6

Year ended 31 December	2011 € million	2010 € million	2009 € million
Non-current assets(5)
Greece	175.2	194.2	196.0
Russia	817.6	850.5	792.3
Italy	1,072.3	1,091.6	1,080.6
All countries, other than Greece, Russia and Italy	2,969.5	2,992.2	2,810.3

Total non-current assets	5,034.6	5,128.5	4,879.2

(5)
Excluding financial instruments, equity method investments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2011	1,895.6	157.7	94.0	27.2	2,174.5
Intangible assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)

As at 31 December 2011	1,880.9	156.8	92.3	24.1	2,154.1

Amortisation
As at 1 January 2011	185.3	—	8.6	13.7	207.6
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)

As at 31 December 2011	182.4	—	9.2	14.8	206.4

Net book value as at 1 January 2011	1,710.3	157.7	85.4	13.5	1,966.9

Net book value as at 31 December 2011	1,698.5	156.8	83.1	9.3	1,947.7

Cost
As at 1 January 2010	1,829.9	136.7	88.7	22.6	2,077.9
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2

As at 31 December 2010	1,895.6	157.7	94.0	27.2	2,174.5

Amortisation
As at 1 January 2010	185.3	—	8.0	10.5	203.8
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)

As at 31 December 2010	185.3	—	8.6	13.7	207.6

Net book value as at 1 January 2010	1,644.6	136.7	80.7	12.1	1,874.1

Net book value as at 31 December 2010	1,710.3	157.7	85.4	13.5	1,966.9

        Goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2011 € million	2010 € million
Intangible assets not subject to amortisation
Goodwill	1,698.5	1,710.3
Franchise agreements	156.8	157.7
Trademarks	82.0	84.4

	1,937.3	1,952.4
Intangible assets subject to amortisation
Trademarks	1.1	1.0
Water rights	6.9	7.4
Other intangible assets	2.4	6.1

	10.4	14.5

Total intangible assets	1,947.7	1,966.9

        The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	625.2	126.9	752.1
Switzerland	377.5	—	377.5
Total Ireland	288.9	—	288.9

Total	1,291.6	126.9	1,418.5

        The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2009, 2010 and 2011.

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

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2011	2010	2011	2010
Italy	3.0	3.0	9.9	8.2
Switzerland	1.5	1.4	6.2	6.0
Total Ireland	2.0	2.5	9.5	8.1

        Management believes that any reasonably possible change in any of the key assumptions would not cause the operation's carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2011	1,464.9	3,664.9	353.0	165.7	5,648.5
Additions	7.6	164.7	46.6	185.8	404.7
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.2)	(114.1)	(19.1)	—	(141.4)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	49.0	140.1	0.2	(189.3)	—
Foreign currency translation	(26.7)	(83.7)	(5.8)	(2.9)	(119.1)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0

As at 31 December 2011	1,488.0	3,777.6	374.9	159.5	5,800.0

Depreciation and impairment
As at 1 January 2011	284.1	2,098.0	143.5	—	2,525.6
Charge for the year	39.3	300.8	34.6	—	374.7
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(5.0)	(102.6)	(17.3)	—	(124.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(46.9)	(2.2)	—	(54.8)
Effect of hyperinflation	0.2	5.4	—	—	5.6

As at 31 December 2011	315.3	2,271.3	161.9	—	2,748.5

Net book value as at 1 January 2011	1,180.8	1,566.9	209.5	165.7	3,122.9

Net book value as at 31 December 2011	1,172.7	1,506.3	213.0	159.5	3,051.5

Cost
As at 1 January 2010	1,285.8	3,331.9	304.7	252.8	5,175.2
Additions	16.7	163.2	41.3	225.0	446.2
Disposals	(10.1)	(142.7)	(7.2)	—	(160.0)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	132.4	202.3	0.1	(334.8)	—
Foreign currency translation	41.4	109.4	14.1	22.7	187.6

As at 31 December 2010	1,464.9	3,664.9	353.0	165.7	5,648.5

Depreciation
As at 1 January 2010	243.4	1,871.9	98.6	—	2,213.9
Charge for the year	38.1	303.1	46.6	—	387.8
Disposals	(5.8)	(135.4)	(7.2)	—	(148.4)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.0	5.5	—	72.0

As at 31 December 2010	284.1	2,098.0	143.5	—	2,525.6

Net book value as at 1 January 2010	1,042.4	1,460.0	206.1	252.8	2,961.3

Net book value as at 31 December 2010	1,180.8	1,566.9	209.5	165.7	3,122.9

        Assets under construction at 31 December 2011 include advances for equipment purchases of €17.8m (2010: €48.3m). Impairment of Property, Plant and Equipment of €21.0m relates to restructuring initiatives of €11.5m, €8.9 m and €0.6 m in the established, developing and emerging segments respectively.

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment (Continued)

        Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2011 € million	2010 € million
As at 1 January	235.0	251.5
Additions	4.3	62.8
Disposals	(53.5)	(47.8)
Depreciation charge	(22.4)	(31.4)
Foreign currency translation	(2.4)	(0.1)

As at 31 December	161.0	235.0

        Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2011 was €44.7m (2010: €42.0m). The net book value of plant and equipment held under finance leases as at 31 December 2011 was €116.3m (2010: €193.0m).

6. Equity method investments

(a)   Investments in associates

        The effective interest held in and the carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2011	Effective interest held 2010	Carrying value 2011 € million	Carrying value 2010 € million
Frigoglass Industries Limited	Nigeria	24%	16%	15.6	14.5
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.9	0.9

Total investments in associates				16.5	15.4

        The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2010: 23.9%) holding held by Nigerian Bottling Company plc in which the Group has a 100% (2010: 66.4%) interest since September 2011. There are restrictive controls on the movement of funds out of Nigeria.

        Summarised financial information of the associates, concerning our effective interest held, is as follows:

	Frigoglass Industries Limited			PET to PET Recycling Österreich GmbH
	2011 € million	2010 € million	2009 € million	2011 € million	2010 € million	2009 € million
Assets	35.4	19.9	14.5	3.3	3.4	3.2
Liabilities	12.1	6.4	3.9	2.4	2.6	2.4
Revenues	23.9	14.8	12.5	2.6	2.0	1.5
Total profit and loss for the year	2.9	2.0	1.3	0.1	0.1	0.1

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments (Continued)

(b)   Jointly controlled entities

        The effective interest held in and the carrying value of the Group's jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2011	Effective interest held 2010	Carrying value 2011 € million	Carrying value 2010 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	21.0	20.8
Ilko Hellenic Partners GmbH	Austria	0%	33%	—	0.9
Multivita Sp. z o.o.	Poland	50%	50%	3.0	1.7
Valser Mineralquellen GmbH	Switzerland	50%	50%	2.4	2.3

Total investments in jointly controlled entities				26.4	25.7

        Apart from the companies mentioned above, the Group holds 50% effective interest (2010: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

        On 27 March 2008 the Group together with TCCC and Illycaffe S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the "illy" brand across Coca-Cola Hellenic's territories. In 2011, the Group disposed its interest in the joint venture, which had no significant effect on the Group's financial statements (loss of €0.6m). The Group continues to sell and distribute ready-to-drink coffee under the "illy" brand across its territories.

        Changes in the carrying amounts of equity method investments are as follows:

	2011 € million	2010 € million	2009 € million
As at 1 January	41.1	36.2	38.8
Capital increase	1.7	2.9	—
Disposals	(0.3)	—	—
Share of results of equity method investments	1.2	2.5	(1.9)
Return of capital from associates	—	(1.9)	—
Foreign currency translation	(0.8)	1.4	(0.7)

As at 31 December	42.9	41.1	36.2

Notes to the Consolidated Financial Statements (Continued)

7. Available-for-sale financial assets

        Movements in available-for-sale financial assets are as follows:

	2011 € million	2010 € million
As at 1 January	1.8	17.7
Purchases	0.1	0.3
Disposals	(0.1)	(16.7)
Unrealised (losses)/gains on available-for-sale financial assets	(0.4)	0.5

As at 31 December	1.4	1.8

        Available-for-sale financial assets relate to listed equities €0.8m (2010: €1.5m) and other unlisted equities of €0.6m (2010: €0.3m). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

8. Financial Instruments

        Categories of financial instruments at 31 December were as follows:

2011

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.5	1.4	2.9
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables	1,018.4	—	—	—	—	1,018.4
Cash and cash equivalents	476.1	—	—	—	—	476.1

Total	1,494.5	3.9	81.3	1.5	1.4	1,582.6

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,492.1	—	—	1,492.1
Borrowings	2,256.0	—	—	2,256.0
Derivative financial instruments	—	63.6	71.4	135.0

Total	3,748.1	63.6	71.4	3,883.1

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

2010

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	1.8	3.4
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables	1,003.6	—	—	—	—	1,003.6
Cash and cash equivalents	326.1	—	—	—	—	326.1

Total	1,329.7	0.7	76.6	1.6	1.8	1,410.4

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,428.3	—	—	1,428.3
Borrowings	2,191.5	—	—	2,191.5
Derivative financial instruments	—	72.7	67.5	140.2

Total	3,619.8	72.7	67.5	3,760.0

        The derivative financial instruments are included in the Group's balance sheet as follows:

	Assets € million	Liabilities € million
At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)

Total current	15.7	(4.2)

Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)

Total non-current	69.5	(130.8)

At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—

Total current	4.2	(4.1)

Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)

Total non-current	73.1	(136.1)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        As at 31 December 2011, other receivables of €26.3m (2010: €11.6m) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Net fair values of derivative financial instruments

(a)   Cash flow hedges

        The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	9.8	0.6
Foreign currency option contracts	1.4	1.2
Interest rate swap contracts	43.8	37.7

	55.0	39.5

Contracts with negative fair values
Foreign currency forward contracts	(1.5)	(3.4)
Cross currency swap contracts	(69.9)	(63.5)

	(71.4)	(66.9)

        Cash flows from the Group's cash flow hedges at 31 December 2011 are expected to occur and, accordingly, affect profit or loss in 2012, except for the combined interest rate/cross currency swap hedging contracts used for the US$400m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)   Fair value hedges

        The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	0.6	1.7
Interest rate swap contracts	25.7	35.4

	26.3	37.1

Contracts with negative fair values
Foreign currency forward contracts	—	(0.6)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

(c)   Undesignated hedges

        The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied, were:

	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	3.5	0.3
Foreign currency option contracts	0.4	0.4

	3.9	0.7

Contracts with negative fair values
Foreign currency forward contracts	(0.9)	(0.1)
Foreign currency option contracts	(0.4)	—
Cross-currency swap contracts	(60.9)	(72.6)
Commodity swap contracts	(1.4)	—

	(63.6)	(72.7)

Foreign currency forward contracts and foreign currency option contracts

        The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2011 totaled €419.3m (2010: €246.0m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2011 totaled €64.3m (2010: €158.0m).

Commodity swap contracts

        The Group purchases sugar on an ongoing basis to meet its operational needs. The increased volatility in commodity prices over the past 12 months has led to the decision to enter into commodity swap contracts in August 2011.

        These contracts are expected to reduce volatility of cash flows in respect of sugar purchases attributable to the fluctuation of the sugar price for a period up to 36 months in accordance with the Group's risk management policy (see Note 30).

        The notional principal amounts of the outstanding commodity swap contracts at 31 December 2011 totaled €40.9m (2010: nil).

Interest rate swap contracts

        The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totaled $900.0m (2010: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        The interest rate swap contracts outstanding at 31 December 2011 can be summarised as follows:

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

Cross-currency swap contracts

        The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2011 the fair value of the cross-currency swap contracts represented a liability of €130.8m (2010: €136.1m). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €5.3m gain (2010: €39.3m gain, 2009: €15.7m loss) on the cross-currency swap contracts during 2011 was more than offset by the €21.1m loss, (2010: €44.9m loss, 2009: €15.7m gain) recorded on the translation of the US dollar-denominated debt to euro.

        Part of the restructuring of the Group's interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2011 totaled €803.9m (2010: €803.9m). The cross-currency swap contracts outstanding at 31 December 2011 are summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%

900.0	803.9

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

	Ineffectiveness charged (credited) to the profit and loss € million	Fair value hedges charged to the profit and loss € million	Losses/(gains) released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
31 December 2011
Derivatives
Interest rate swap contracts for fair value hedging	1.1	(9.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts / Foreign currency option contracts	—	1.5	3.1	(15.0)
Commodity swap contracts	—	(1.4)	—	—
Hedged items
Borrowings	—	9.7	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets / liabilities	—	0.5	—	—

Total	6.6	0.6	3.1	(5.5)

Recorded in
Operating expenses	—	0.6	3.1
Interest expense	6.6	—	—

Total	6.6	0.6	3.1

31 December 2010
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	(27.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts / Foreign currency option contracts	—	0.9	2.0	3.0
Hedged items
Borrowings	—	27.7	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	(0.3)	—	—

Total	(1.0)	0.6	2.0	(2.8)

Recorded in
Operating expenses	—	0.6	2.0
Interest expense	(1.0)	—	—

Total	(1.0)	0.6	2.0

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

	Ineffectiveness charged to the profit and loss € million	Fair value hedges (credited) to the profit and loss € million	Losses/(gains) released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—

Total	1.6	(8.8)	(9.7)	—

Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—

Total	1.6	(8.8)	(9.7)

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

	2011 € million	2010 € million	2009 € million
Deferred tax assets	35.2	35.0	32.6
Deferred tax liabilities	(171.5)	(162.9)	(133.5)

Total deferred tax	(136.3)	(127.9)	(100.9)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The gross amounts of deferred tax assets and liabilities are as follows:

	2011 € million	2010 € million	2009 € million
Deferred tax assets
To be recovered after more than 12 months	72.5	69.0	66.7
To be recovered within 12 months	86.6	94.6	87.8

	159.1	163.6	154.5

Deferred tax liabilities
To be recovered after more than 12 months	(288.3)	(283.9)	(244.4)
To be recovered within 12 months	(7.1)	(7.6)	(11.0)

	(295.4)	(291.5)	(255.4)

Deferred tax liabilities (net)	(136.3)	(127.9)	(100.9)

        The movements in deferred tax assets and liabilities during the year, after offsetting balances within the same tax jurisdiction where applicable, are as follows:

	2011 € million	2010 € million	2009 € million
As at 1 January	(127.9)	(100.9)	(92.5)
Taken to the income statement (refer to Note 22)	(16.1)	(30.6)	(24.6)
Taken to equity	5.2	(0.3)	2.6
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	10.2	1.6
Arising on current year acquisitions	0.1	—	—
Arising on prior year acquisitions	—	—	10.4
Arising on disposal of subsidiary	0.7	—	—
Foreign currency translation	1.7	(6.3)	1.6

As at 31 December	(136.3)	(127.9)	(100.9)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2010	(239.4)	(2.9)	(2.2)	0.6	(11.5)	(255.4)
Taken to the income statement	(25.6)	(0.2)	—	—	(1.3)	(27.1)
Taken to equity	—	—	—	0.2	0.3	0.5
Transfer to deferred tax asset	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)

As at 31 December 2010	(276.3)	(3.0)	(2.2)	0.8	(10.8)	(291.5)
Taken to the income statement	(15.6)	3.0	—	—	2.1	(10.5)
Taken to equity	—	—	—	(2.8)	0.1	(2.7)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfer to deferred tax asset	0.5	—	—	—	2.7	3.2
Foreign currency translation	4.9	—	—	—	0.5	5.4

As at 31 December 2011	(285.8)	—	(2.2)	(2.0)	(5.4)	(295.4)

Deferred tax assets	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry-forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2010	1.7	65.5	18.4	13.7	20.0	35.2	154.5
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfer (from)/to deferred tax liability	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8

As at 31 December 2010	1.6	59.1	29.8	18.2	20.2	34.7	163.6
Taken to the income statement	0.3	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.6)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfer from deferred tax liability	(0.5)	(0.1)	—	—	(2.6)	—	(3.2)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)

As at 31 December 2011	0.9	49.2	38.1	14.0	20.5	36.4	159.1

        Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €2.8m (2010: €3.3m). €1.8m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2012 and 2016 and €1.0m is attributable to tax losses that will expire between 2017 and 2020.

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €2,433.5m (2010: €2,143.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10. Other non-current assets

        Other non-current assets consisted of the following at 31 December:

	2011 € million	2010 € million	2009 € million
Non-current prepayments	32.7	31.3	29.4
Loans to non-related parties	2.4	4.5	7.8
Loans to related parties (refer to Note 34)	0.3	3.0	6.7
Held-to-maturity investments	1.5	1.6	1.6

Total other non-current assets	36.9	40.4	45.5

11. Inventories

        Inventories consisted of the following at 31 December:

	2011 € million	2010 € million
Finished goods	163.5	195.7
Raw materials and work in progress	182.3	182.8
Consumables	105.7	103.2

Total inventories	451.5	481.7

        The amount of inventories recognized as an expense during 2011 was €3,234.9m (2010: €3,066.6m, 2009: €3,001.1m). During 2011 provision of obsolete inventories recognised as an expense amounted to €2.9m (2010: €1.1m, 2009: €5.0m), whereas provision reversed in the period amounted to €1.3m (2010: €2.6m, 2009: €0.6m).

12. Trade receivables

        Trade receivables consisted of the following at 31 December:

	2011 € million	2010 € million
Trade receivables	930.7	938.4
Less: Provision for doubtful debts	(75.5)	(68.2)

Total trade receivables	855.2	870.2

        The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer's credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group's exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 30.

        The trade receivables are as follows:

	2011 € million	2010 € million
Due within due date	715.8	706.1
Less: Provision for doubtful debts within due date	(1.1)	(3.5)
Past due	214.9	232.3
Less: Provision for doubtful debts past due	(74.4)	(64.7)

Total trade receivables	855.2	870.2

        As at 31 December 2011, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €23.1m (2010: €22.1m).

        As at 31 December 2011, trade receivables of €140.5m (2010: €167.6m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2011 € million	2010 € million
Up to 3 months	116.7	140.7
3 to 6 months	11.6	16.9
6 to 9 months	4.9	5.8
More than 9 months	7.3	4.2

	140.5	167.6

        As at 31 December 2011, trade receivables of €74.4m (2010: €64.7m) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2011 € million	2010 € million
Up to 3 months	(12.2)	(5.4)
3 to 6 months	(6.0)	(11.5)
6 to 9 months	(3.3)	(4.5)
More than 9 months	(52.9)	(43.3)

	(74.4)	(64.7)

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        The movement in the provision for doubtful debts during the year is as follows:

	2011 € million	2010 € million	2009 € million
As at 1 January	(68.2)	(65.3)	(53.1)
Amounts written off during the year	6.7	7.7	7.9
Amounts recovered during the year	4.5	11.2	3.4
Increase in allowance recognised in profit or loss	(19.0)	(21.1)	(24.0)
Foreign currency translation	0.5	(0.7)	0.5

As at 31 December	(75.5)	(68.2)	(65.3)

        The recording and release of provision for impaired receivables are recorded within operating expenses.

13. Other receivables and assets

        Other receivables and assets consisted of the following at 31 December:

	2011 € million	2010 € million
Prepayments	68.3	100.1
Receivables from related parties (refer to Note 34)	65.1	55.1
VAT and other taxes receivable	19.6	20.1
Collateral for interest rate swap contracts (refer to Note 8)	26.3	11.6
Loans and advances to employees	11.9	8.2
Receivables from sale of property, plant and equipment	0.8	4.0
Assets classified as held for sale	—	1.8
Other receivables	39.5	32.6

Total other receivables and assets	231.5	233.5

        The related party receivables, net of the provision for doubtful debts, are as follows:

	2011 € million	2010 € million
Due within due date	61.0	50.4
Past due	4.1	4.7

Total related party receivables	65.1	55.1

Collateral held against related party receivables	—	0.3

Notes to the Consolidated Financial Statements (Continued)

13. Other receivables and assets (Continued)

        As at 31 December 2011, related party receivables of €4.1m (2010: €4.7m) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2011 € million	2010 € million
Up to 3 months	2.4	3.0
3 to 6 months	0.5	0.5
6 to 9 months	0.4	0.1
More than 9 months	0.8	1.1

Total	4.1	4.7

        During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment. As at 31 December 2009, plant and equipment with a net book value of €1.4m remained classified as held for sale. In 2010, €1.0m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met and €0.4m remained classified as held for sale since we expected that these vehicles would be sold during 2011.

        During 2010, non-current assets with a net book value of €1.8m were classified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

        During 2011 no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

14. Cash and cash equivalents

        Cash and cash equivalents at 31 December comprise the following:

	2011 € million	2010 € million
Cash at bank, in transit and in hand	93.3	72.8
Short-term deposits	382.8	253.3

Total cash and cash equivalents	476.1	326.1

Notes to the Consolidated Financial Statements (Continued)

14. Cash and cash equivalents (Continued)

        Cash and cash equivalents are held in the following currencies:

	2011 € million	2010 € million
Euro	373.0	283.5
Nigerian naira	51.7	3.0
FYROM dinar	11.9	4.4
Russian rouble	9.6	3.7
Belorusian rouble	6.6	7.6
Croatian kuna	5.0	4.0
Serbian dinar	3.9	10.7
Bulgaria lev	3.6	2.0
Ukrainian hryvnia	2.2	1.6
Romanian leu	2.0	1.3
US dollar	1.9	0.6
Swiss franc	1.5	1.2
Moldovan leu	0.7	0.1
Polish zloty	0.6	0.4
Bosnia and Herzegovina convertible mark	0.5	0.9
Other	1.4	1.1

Total cash and cash equivalents	476.1	326.1

        Under Nigerian naira currency, an equivalent amount of €43.7m relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders' of the Company's subsidiary Nigerian Bottling Company plc (refer to Note 28).

        The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings

        The Group held the following borrowings at 31 December:

	2011 € million	2010 € million
Bank overdrafts	37.5	44.2
Bank loans	9.8	8.9
Current portion of long-term bonds, bills and unsecured notes	—	305.0
Commercial paper	250.0	127.0
Loan payable to related parties (refer to Note 34)	2.3	1.2

	299.6	486.3
Obligations under finance leases falling due within one year	21.9	48.8

Total borrowings falling due within one year	321.5	535.1

Borrowings falling due within one to two years
Bonds, bills and unsecured notes	411.1	—
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	1,446.5	1,259.7
Loan payable to related parties (refer to Note 34)	4.3	3.1
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	—	298.4

	1,861.9	1,561.2
Obligations under finance leases falling due in more than one year	72.6	95.2

Total borrowings falling due after one year	1,934.5	1,656.4

Total borrowings	2,256.0	2,191.5

Commercial paper programme and committed credit facilities

        In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2011 was €250.0m (2010: €127.0m).

        In May 2011, Coca-Cola Hellenic replaced its existing €500.0m syndicated loan facility expiring on 17 December 2012, with a new €500.0m syndicated loan facility, issued through various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m was charged to the income statement, in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under this syndicated loan facility since inception. There are no financial covenants applicable to this facility.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

Euro medium-term note programme ('EMTN')

        In 2001, the Group established a €2.0bn euro medium-term note programme. Bonds issued under the programme through the 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

        In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500m. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which is almost 40% of the total issued €500m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

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

        In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July.

        As at 31 December 2011, a total of €1.1bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

        On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€694.4m at 31 December 2011 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€385.8m at 31 December 2011 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€308.6m at 31 December 2011 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%
€300m bond	2 March 2011	16 November 2016	4.250%

        The fair value of bonds and notes payable, including the current portion, is €1,926.3m (2010: €1,919.0m) compared to their book value, including the current portion, of €1,857.6m (2010: €1,863.1m).

        The present value of finance lease liabilities at 31 December was as follows:

	2011 € million	2010 € million
Less than one year	21.9	48.8
Later than one year but less than two years	13.7	20.7
Later than two years but less than three years	11.3	14.6
Later than three years but less than four years	5.0	11.3
Later than four years but less than five years	3.2	4.6
Later than five years	39.4	44.0

Present value of finance lease liabilities	94.5	144.0

        The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2011 € million	2010 € million
Less than one year	24.8	53.2
Later than one year but less than two years	16.8	24.3
Later than two years but less than three years	13.8	17.0
Later than three years but less than four years	7.4	13.8
Later than four years but less than five years	5.5	6.8
Later than five years	41.4	46.8

	109.7	161.9
Future finance charges on finance leases	(15.2)	(17.9)

Present value of finance lease liabilities	94.5	144.0

        Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        The borrowings at 31 December were held in the following currencies:

	Current 2011 € million	Non-current 2011 € million	Current 2010 € million	Non-current 2010 € million
Euro	269.8	1,159.4	487.7	881.2
US Dollar	—	749.4	—	744.1
Nigerian naira	45.6	—	23.6	—
Polish zloty	3.1	8.3	3.2	12.4
UK Sterling	1.8	16.7	6.0	18.1
Ukrainian hryvnia	0.7	0.7	9.4	0.6
Bulgarian lev	0.1	—	4.2	—
Other	0.4	—	1.0	—

Borrowings	321.5	1,934.5	535.1	1,656.4

        The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2011, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

	Fixed interest rate € million	Floating interest rate € million	Total € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,375.9	53.3	1,429.2	4.9%	3.1
US Dollar	749.4	—	749.4	5.3%	2.6
Nigerian naira	—	45.6	45.6	—	—
Polish zloty	—	11.4	11.4	—	—
UK Sterling	—	18.5	18.5	—	—
Ukrainian hryvnia	—	1.4	1.4	—	—
Other	0.3	0.2	0.5	—	—

Financial liabilities	2,125.6	130.4	2,256.0	5.0%	2.9

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

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Ukrainian hryvnia	3 month KIEVPRIME (Kiev inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)

16. Trade and other payables

        Trade and other payables consisted of the following at 31 December:

	2011 € million	2010 € million
Trade payables	423.5	384.7
Accrued liabilities	603.0	594.9
Payables to related parties (refer to Note 34)	188.6	181.4
Deposit liabilities	108.5	107.3
Other tax and social security liabilities	84.2	77.6
Salaries and employee related payable	57.9	62.5
Current portion of provisions (refer to Note 17)	52.0	38.5
Derivative liabilities (refer to Note 8)	4.2	4.1
Deferred income	8.7	2.2
Other payables	10.9	10.9

Total trade and other payables	1,541.5	1,464.1

17. Provisions

        Provisions consisted of the following at 31 December:

	2011 € million	2010 € million	2009 € million
Current
Employee benefits	23.9	22.4	22.5
Restructuring and other	28.1	16.1	18.6

Total current provisions	52.0	38.5	41.1

Non-current
Employee benefits	146.5	130.5	151.1
Other	3.0	13.7	19.3

Total non-current provisions	149.5	144.2	170.4

Total provisions	201.5	182.7	211.5

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The movements in restructuring and other provisions comprise:

	2011 € million	2010 € million	2009 € million
As at 1 January	29.8	37.9	15.6
Arising during the year	50.3	35.0	34.6
Utilised during the year	(44.0)	(43.5)	(33.4)
Unused amount reversed	(0.1)	0.1	—
Arising on prior year acquisitions	—	—	21.4
Foreign currency translation	(4.9)	0.3	(0.3)

As at 31 December	31.1	29.8	37.9

        Restructuring and other provisions comprise outstanding balances relating to restructuring of €23.9m (2010: €9.6m, 2009: €15.3m) that is expected to be completed in 2012 and a provision for long-term supply contracts in Italy of €3.2m (2010: €10.7m, 2009: €16.4m). In addition, 2011 included other items of €4.0m (2010: €9.5m, 2009: €6.2m).

Employee benefits

        Employee benefits consisted of the following at 31 December:

	2011 € million	2010 € million	2009 € million
Defined benefit plans
Employee leaving indemnities	94.6	99.4	113.4
Pension plans	41.4	19.5	25.0
Long service benefits—jubilee plans	7.9	7.7	7.0

Total defined benefits plans	143.9	126.6	145.4

Other employee benefits
Annual leave	9.2	9.6	6.7
Stock appreciation rights	—	0.1	1.2
Other employee benefits	17.3	16.6	20.3

Total other employee benefits	26.5	26.3	28.2

Total employee benefits obligations	170.4	152.9	173.6

        Employee benefit obligations at 31 December were split between current and non-current as follows:

	2011 € million	2010 € million	2009 € million
Current	23.9	22.4	22.5
Non-current	146.5	130.5	151.1

Total employee benefits obligations	170.4	152.9	173.6

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Employees of Coca-Cola Hellenic's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        Coca-Cola Hellenic's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

        Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        Reconciliation of defined benefit obligation:

	2011 € million	2010 € million
Present value of defined benefit obligation at 1 January	374.6	352.9
Service cost	13.0	13.3
Interest cost	15.8	17.0
Plan participants' contributions	5.0	4.6
Past service cost arising from amendments	0.2	(2.2)
Curtailment/settlement	(5.1)	5.2
Benefits paid	(31.6)	(39.4)
Actuarial loss/(gain)	14.9	(3.3)
Foreign currency translation	3.7	26.5

Present value of defined benefit obligation at 31 December	390.5	374.6

        Reconciliation of plan assets:

	2011 € million	2010 € million
Fair value of plan assets at 1 January	248.9	207.1
Expected return on plan assets	13.3	12.2
Actual employer's contributions	10.0	10.5
Actual participant's contributions	5.0	4.6
Actual benefits paid	(11.1)	(11.7)
Settlement	(8.3)	—
Actuarial loss	(16.4)	(0.1)
Foreign currency translation	4.8	26.3

Fair value of plan assets at 31 December	246.2	248.9

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

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The present value and funded status of defined benefit obligations were as follows at 31 December:

	2011 € million	2010 € million	2009 € million
Present value of funded obligations	285.2	264.6	229.1
Fair value of plan assets	(246.2)	(248.9)	(207.1)

	39.0	15.7	22.0
Present value of unfunded obligations	105.3	110.0	123.8
Unrecognised past service benefit	(0.4)	(0.5)	(0.6)

Defined benefit obligations	143.9	125.2	145.2

Plus: amounts recognised within long term assets	—	1.4	0.2

Total defined benefit obligations	143.9	126.6	145.4

Actual return on plan assets	(3.1)	12.4	26.3

        The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2011 € million	2010 € million
Defined benefit obligation as at 1 January	125.2	145.2
Expense recognised in the income statement	18.6	20.6
Actuarial loss/(gain) recognised in OCI	31.8	(2.7)
Employer contributions	(10.0)	(10.5)
Benefits paid	(20.5)	(27.7)
Foreign currency translation	(1.2)	0.3

Defined benefit obligation as at 31 December	143.9	125.2

        The cumulative amount of actuarial losses recognised in Other Comprehensive Income is €98.2m.

        The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2011%	2010%
Discount rate	4.21	4.43
Expected return on plan assets	4.42	5.40
Rate of compensation increase	3.08	3.06
Pension increases	0.94	0.67

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The expense recognised in the income statement comprised the following for the years ended 31 December:

	2011 € million	2010 € million	2009 € million
Current service cost	13.0	13.3	12.4
Interest cost	15.8	17.0	15.9
Expected return on plan assets	(13.3)	(12.2)	(9.5)
Actuarial gain	(0.5)	(0.5)	(0.5)
Amortisation of unrecognised past service costs	0.3	(2.2)	0.6
Curtailment/settlement	3.3	5.2	2.8

Total	18.6	20.6	21.7

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

        Plan assets are invested as follows:

	2011%	2010%
Asset category
Equity securities	38	42
Debt securities	43	41
Real estate	10	10
Cash	9	7

Total	100	100

        Equity securities were not invested in ordinary shares of the Company as at 31 December 2011 and as at 31 December 2010.

        The total employer contributions expected to be paid in 2012 are €16.4m.

        The history of experience adjustments is as follows:

	2011 € million	2010 € million	2009 € million	2008 € million	2007 € million
Present value of defined benefit obligations	390.5	374.6	352.9	336.0	334.0
Fair value of plan assets	(246.2)	(248.9)	(207.1)	(174.7)	(206.3)

Deficit	144.3	125.7	145.8	161.3	127.7

Experience adjustment on plan liabilities	1.7	8.8	3.5	(2.6)	(6.5)
Experience adjustment on plan assets	(16.4)	0.2	16.8	(47.8)	(2.7)

Defined contribution plans

        The expense recognised in the income statement in 2011 for the defined contribution plan is €20.5m (2010: €15.5m, 2009: €10.6m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

Notes to the Consolidated Financial Statements (Continued)

18. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2009	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)

Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6

Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7

Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3

Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)

Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

        During 2009, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €1.8m.

        On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company's share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00. At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company's share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

        Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

        During 2010, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €5.7m.

Notes to the Consolidated Financial Statements (Continued)

18. Share capital and share premium (Continued)

        During 2011, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €4.7m.

        On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        After the above changes, the share capital amounts to €549.8 million and is comprised of 366,542,008 shares with a nominal value of €1.50 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

19. Reserves

        The reserves of the Group at 31 December were as follows:

	2011 € million	2010 € million	2009 € million
Treasury shares	(55.5)	(57.2)	(14.9)
Exchange equalisation reserve	(197.9)	(129.2)	(309.1)
Other reserves
Shares held for equity compensation plan	(1.2)	(0.8)	(1.0)
Hedging reserve (net of deferred tax of €2.7m gain; 2010: €0.2m expense; 2009: €3.4m expense)	(4.7)	(10.3)	(1.2)
Tax-free reserve	251.6	251.6	241.1
Statutory reserve	78.1	77.6	77.2
Stock option reserve	45.6	37.5	30.8
Available-for-sale financial assets valuation reserve	0.5	0.8	3.0
Other	19.1	19.0	18.9

Total other reserves	389.0	375.4	368.8

Total reserves	135.6	189.0	44.8

Treasury shares

        On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company's capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

        Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2011, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €55.5m, bringing the shares in circulation to 363,111,873 (2010: 3,430,315 shares held of a total value of €57.2m, 2009: 1,111,781 shares held of a total value of €14.9m).

Exchange equalisation reserve

        The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

        Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in 2011 was a debit of €0.4m (2010: €0.2m credit, 2009: nil)

Hedging reserve

        The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2011 relates to the movement in cash flow hedges of €5.6m credit, net of tax gain of €2.7m (2010: €9.1m debit, net of tax expense of €0.2m, 2009: €12.8m debit, net of tax expense of €3.4m).

Tax-free reserve

        The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable. There was no movement for the tax-free reserve in 2011 (2010: €10.5m credit, 2009: €17.9m credit for the establishment of additional reserves).

Statutory reserves

        Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2010: €55.7m, 2009: €55.7m). The movement in the statutory reserves for 2011 was a €0.5m credit (2010: €0.4m credit, 2009: €8.3m debit) and relates to the establishment of additional reserves.

Other reserves

        Other reserves are particular to the various countries in which the Group operates. The movement in other reserves for 2011 was a €0.1m credit (2010: €0.1m credit, 2009: €7.4m debit).

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

Stock option reserve

        The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2011 was a €8.1m credit (2010: €6.7m credit, 2009: €6.4m credit).

Available-for-sale financial assets valuation reserve

        The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2011 was a €0.3m debit (2010: €2.2m debit, 2009: €6.3m credit) and relates to revaluation impact of listed and unlisted equities held.

20. Total operating costs

        Total operating costs for the years ended 31 December comprised:

	2011 € million	2010 € million	2009 € million
Operating expenses	2,055.6	2,058.4	1,984.2
Restructuring costs	71.5	36.7	44.9
Other items	—	—	(32.8)

Total operating costs	2,127.1	2,095.1	1,996.3

a)    Operating expenses

	2011 € million	2010 € million	2009 € million
Selling expenses	1,008.5	1,031.9	968.1
Delivery expenses	629.8	628.5	602.8
Administrative expenses	406.0	384.5	393.5
Stock option expense (refer to Note 26)	8.1	6.7	6.4
Amortisation of intangible assets (refer to Note 4)	3.2	6.8	4.7
Adjustments to intangible assets	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	—	—	6.5

Operating expenses	2,055.6	2,058.4	1,984.2

        In 2011, operating expenses included net losses on disposal of property, plant and equipment of €2.7m (2010: €13.2m losses, 2009: €10.5m losses).

(b)   Adjustments to intangible assets

        During 2010 and 2009, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m (2009: €1.6m) had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010 (2009: €2.2m). For the credit that has been included in taxes please refer to Note 22.

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

(c)   Restructuring costs

        As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2011 which amounted to €71.5m (2010: €36.7m, 2009: €44.9m) before tax. The Company recorded during 2011€47.6m (2010: €25.7m, 2009: €29.9m), €17.6m (2010: €2.3m, 2009: €10.8m) and €6.3m (2010: €8.7m, 2009: €4.2m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees' costs, outsourcing of certain functions and other costs.

(d)   Other items

        On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8m. During 2009, €32.8m was received from the Company's insurers.

(e)   Staff costs

        Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2011 € million	2010 € million	2009 € million
Wages and salaries	828.4	840.0	779.0
Social security costs	175.7	161.0	151.0
Pension and other employee benefits	131.1	124.6	159.6
Termination benefits	48.6	32.8	35.2

Total staff costs	1,183.8	1,158.4	1,124.8

        Staff costs included in operating expenses amounted to €934.3m in 2011 (2010: €913.0m, 2009: €892.3m).

        Staff costs included in cost of goods sold amounted to €249.5m in 2011 (2010: €245.4m, 2009: €232.5m).

        The average number of full-time equivalent employees in 2011 was 41,715 (2010: 42,505, 2009: 44,231).

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

(f)    Fees and other services of the statutory auditor

        Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2011 € million	2010 € million	2009 € million
Audit fees	6.2	6.2	6.7
Audit related fees	0.4	0.2	0.1
Other fees	0.1	0.2	—

Total audit and all other fees	6.7	6.6	6.8

21. Finance costs

        Net finance costs for the years ended 31 December comprised:

	2011 € million	2010 € million	2009 € million
Interest income	9.8	7.4	9.4
Interest expense	(87.2)	(68.4)	(66.6)
Other finance cost	(3.9)	(8.2)	(1.1)
Net foreign exchange remeasurement gains/(losses)	0.6	(0.4)	(3.7)
Finance charges paid with respect to finance leases	(5.6)	(6.1)	(10.8)
Loss on net monetary position	(7.8)	—	—

Total finance costs	(103.9)	(83.1)	(82.2)

Total finance costs, net	(94.1)	(75.7)	(72.8)

        Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

        Belarus was considered to be a hyperinflationary economy in 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8m.

        Capitalised borrowing costs in 2011 amounted to €1.6m (2010: €1.4m, 2009: €4.3m). The interest rate used to capitalise borrowing costs of the Group for 2011 was 3.83% (2010: 3.16%, 2009: 2.59%).

Notes to the Consolidated Financial Statements (Continued)

22. Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2011 € million	2010 € million	2009 € million
Profit before tax per the income statement	375.5	576.7	567.9
Tax calculated at a tax rate of 20% (2010: 24% and 2009: 25%)	75.1	138.4	142.0
Effect of different tax rates in foreign jurisdictions	5.2	(24.6)	(28.9)
Additional local taxes in foreign jurisdictions	13.6	13.2	17.4
Special tax in Greece	—	21.2	19.8
Tax holidays in foreign jurisdictions	(2.4)	(2.0)	(2.3)
Expenses non-deductible for tax purposes	51.0	41.1	32.5
Income not subject to tax	(28.5)	(22.0)	(34.9)
Changes in tax laws and rates	0.4	(1.7)	(1.7)
Current year tax losses not recognised	0.2	0.5	2.0
Recognition of pre-acquisition deferred tax assets	—	(10.2)	(1.6)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(6.2)	—
Recognition of previously unrecognised post-acquisition tax losses	(7.9)	(6.5)	—
Other	(3.9)	(3.2)	(1.4)

Income tax charge per the income statement	102.7	138.0	142.9

        Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

Special tax in Greece

        On 6 May 2010, the Greek Government enacted the 'Extraordinary Contribution of Social Responsibility' (Law Nr. 3845/2010). According to article 5, the 'Extraordinary Social Contribution Tax' was applied retrospectively on the parent Company's 2009 total net income. The amount of such 'Extraordinary Social Contribution Tax' applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

        On 10 December 2009, the Greek Government had introduced the 'Extra Contribution of Social Responsibility by the Large Companies'. This law (Law Nr. 3808/2009) provided for a special additional tax on the parent Company's 2008 total net income. As a result, the Group recorded a tax charge of €19.8m in 2009.

        The income tax charge for the years ended 31 December is as follows:

	2011 € million	2010 € million	2009 € million
Current tax charge	86.6	117.6	119.9
Deferred tax charge (refer to Note 9)	16.1	30.6	24.6
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	(10.2)	(1.6)

Total income tax charge	102.7	138.0	142.9

Notes to the Consolidated Financial Statements (Continued)

23. Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2011	2010	2009
Net profit attributable to the owners of the parent (€ million)	268.9	426.6	402.6
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.0	363.3	364.9
Effect of dilutive stock options (million)	0.8	0.2	0.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	363.8	363.5	365.6

Basic and diluted earnings per share (€)	0.74	1.17	1.10

        Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2011 were 4.4m (2010: 3.4m, 2009: 4.4m).

24. Components of other comprehensive income

        The components of other comprehensive income for the years ended 31 December comprise:

	2011			2010			2009
	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million
Available-for-sale financial assets	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)	6.4	(0.1)	6.3
Cash flow hedges	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)	(16.1)	3.3	(12.8)
Foreign currency translation	(54.2)	—	(54.2)	181.5	—	181.5	(79.5)	—	(79.5)
Actuarial (losses) / gains	(31.8)	6.5	(25.3)	2.7	(0.6)	2.1	4.4	(0.4)	4.0
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	1.4	—	1.4	(0.7)	—	(0.7)

Other comprehensive income	(78.8)	3.9	(74.9)	174.0	(0.3)	173.7	(85.5)	2.8	(82.7)

25. Shares held for equity compensation plan

        The Group operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Notes to the Consolidated Financial Statements (Continued)

25. Shares held for equity compensation plan (Continued)

        Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee's salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

        In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee's salary, which is made in December, and matching shares purchased in December vest immediately.

        During 2011, 346,996 shares were purchased by Coca-Cola Hellenic (2010: 272,279, 2009: 334,859) as matching shares to employee investments. The charge to the income statement totalled €5.3m (2010: €5.2m, 2009: €4.8m). Of this amount, €1.1m represented employer contributions made for Greek resident employees (2010: €1.1m, 2009: €1.0m). The cost of unvested matching shares held by the trust at the end of 2011, before they vest to employees, was €4.1m (2010: €4.1m, 2009: €3.8m). The total number of shares held by the trust at 31 December 2011 was 2,701,979 (2010: 2,428,353, 2009: 2,327,925). The total contributions made by employees to the trust during 2011 were €6.1m (2010: €6.0m, 2009: €5.5m).

        No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

        The shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

26. Stock option compensation plans

        Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company's shares trading on the Athens Exchange on the day of the grant(1). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

        Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

(1)
From December 2008 the exercise price of stock options is determined by reference to the share price of the Company's share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        The following table summarises information regarding outstanding stock options exercisable at 31 December 2011 and stock options exercised during 2011:

	Exercise price after the capital return (€)	Vesting status 2011	Vesting dates for further increments			End of option period	Number of stock options outstanding
2003-2004 Plan/2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.42	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.53	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.57	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,066,151
2005-2009 Plan/2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,301,450
2005-2009 Plan/2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.36	fully vested	—	—	—	10.12.2018	1,344,840
2009-2011 Plan/2009 Grant	16.04	two thirds	10.12.2012	—	—	09.12.2019	1,652,300
2009-2011 Plan/2010A Grant	19.50	one third	18.03.2012	18.03.2013	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.87	none	16.03.2012	16.03.2013	16.03.2014	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.50	none	24.06.2012	24.06.2013	24.06.2014	23.06.2021	10,000
2009-2011 Plan/2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500

Total							9,767,302

        A summary of stock option activity under all plans is as follows:

	Number of stock options 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)	Number of stock options 2010	Weighted average exercise price 2010 (€)
Outstanding at January 1	8,759,862	17.65	n/a	7,415,442	16.33
Granted	1,717,500	n/a	12.64	2,010,100	20.15
Exercised	(405,568)	11.69	11.19	(597,365)	9.59
Expired	(3,151)	8.19	7.69	(1,453)	8.29
Forfeited	(301,341)	19.48	18.98	(66,862)	18.08

Outstanding at December 31	9,767,302	n/a	16.55	8,759,862	17.65

Exercisable at December 31	6,192,606	n/a	17.04	5,001,036	17.77

        The charge to the income statement for employee stock option awards for 2011 amounted to €8.1m (2010: €6.7m, 2009: €6.4m).

        As a result of the capital return (refer to Note 18) of €0.50, a corresponding €0.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

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

        Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2011	2010	2009
Weighted average fair value of options granted	€2.9	€5.2	€3.6
Risk free interest rates	2.4%	3.0%	3.3%
Expected volatility	33.2%	32.2%	28.2%
Dividend yield	2.5%	1.5%	1.7%
Expected life	4.1 years	4.0 years	3.6 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2011 was 7.5 years (2010: 7.8 years, 2009: 7.9 years).

27. Stock appreciation rights

        The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ('SARs'), based on an employee's performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of Coca-Cola Hellenic's shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

        After the remaining SARs from previous grants were exercised in 2011, on December 31, 2011, there were no outstanding stock appreciation rights.

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2011	Weighted average exercise price 2011 (€)	Weighted average exercise price after the capital return 2011 (€)	Number of SARs 2010	Weighted average exercise price 2010 (€)
Outstanding on 1 January	13,950	8.19	n/a	77,250	9.60
Exercised	(13,950)	8.19	7.69	(63,300)	9.91

Outstanding and exercisable on 31 December	—	—	—	13,950	8.19

Notes to the Consolidated Financial Statements (Continued)

27. Stock appreciation rights (Continued)

        The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. The compensation expense relating to SARs recorded for 2011 amounted to a debit of €0.1m (2010: a credit of €0.5m, 2009: debit of €0.5m).

28. Business combinations and acquisition of non-controlling interests

        During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

	Location	Net tangible assets applicable € million	Goodwill arising € million	Acquisition of trademarks € million	Amount of consideration € million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5
Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2
Coca -Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7
AD Pivara Skopje	FYROM	—	—	—	39.8

Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	160.2

€ million
Total consideration	160.2
Less: payment deferred until 2012	(43.7)

Cash outflow included in cash flow	116.5

Acquisition of MS Foods UAB

        On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

Notes to the Consolidated Financial Statements (Continued)

28. Business combinations and acquisition of non-controlling interests (Continued)

        Details of the acquisition are as follows:

	Acquiree's carrying amount before combination € million	Fair Value Adjustments € million	Fair values € million
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)
Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7

Fair value of net assets acquired	(0.3)	2.8	2.5

Consideration paid to former shareholders			2.5

Total consideration			2.5

        The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging countries segment.

        The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realize by combining operations with those already existing in Belarus. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

        In 2011 the Group acquired non controlling interests as follows:

        On 8 June 2011, the Board of Directors of the Company's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €56.5m was paid as of 31 December 2011. The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

Notes to the Consolidated Financial Statements (Continued)

28. Business combinations and acquisition of non-controlling interests (Continued)

        On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

        On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. The consideration paid collectively with Heineken was €79.6m including acquisition costs of €0.2m, and was equally divided between the Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9m. After the acquisition the Group owns 48.24% (2010: 27.64%) of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Disposal of Eurmatik S.r.l

        In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group's established segment.

29. Dividends

        The reported net results of the parent company's statutory accounts do not allow for 2011 and 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2011 and 2010.

        During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totaling €102.3m was paid.

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

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

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

Market Risk

Foreign currency risk

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognized monetary assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward contracts and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group Treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

        The following tables present details of the Group's sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for 2011, 2010 and 2009 was as follows:

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
FYROM dinar	12.05%	(1.1)	—	1.4	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	—	0.5	—	(0.6)
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)

		22.9	(2.7)	(28.6)	—

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—

		(20.4)	(8.3)	24.5	7.8

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

2010 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.25%	—	—	—	—
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
FYROM dinar	9.48%	(1.0)	—	1.2	—
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	0.1	0.3	(0.1)	(0.3)
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)

		0.8	0.2	1.7	(5.8)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Serbian dinar	11.56%	—	—	—	—
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—

		(5.2)	(4.2)	6.2	3.0

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

2009 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million
Armenian dram	27.13%	—	—	—	—
Belarusian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)

		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Belarusian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)

		4.5	(0.1)	(5.6)	(2.0)

Commodity price risk

        The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium) necessary for the production of the Group's products.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        Due to the significantly increased volatility of commodity prices, the Group's Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast about the required sugar supply, the Group hedges the purchase price of sugar using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

        The following table presents details of the Group's income statement and equity sensitivity to increases and decreases in sugar prices. The table does not show the sensitivity to the Group's total underlying sugar exposure or the impact of changes in volumes that may arise from increase or decrease in sugar prices. The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group's commodity swap contract positions as a result of the reasonably possible increases or decreases of the sugar price. The sensitivity analysis for sugar price risk for 2011 was as follows:

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	27.9%	(11.1)	—	11.0	—

Interest rate risk

        The fair value of interest rate swap agreements utilised by the Group modifies the Group's exposure to interest rate risk and the changes in fair value of debt by converting the Group's fixed rate debt into floating rate obligation based on Euribor over the life of the underlying US$500.0 million notes. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matured in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

        During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

        During 2011, we recognized in interest expense a loss of €6.6m in relation to the ineffective portion of swaps which qualified for hedge accounting compared to a gain of €1.0m in 2010 and a loss of €1.6m in 2009.

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

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2011 would have decreased by €5.0m (2010: €1.8m, 2009: €19.0m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2011 would have increased by €5.0m (2010: €1.8m, 2009: €19.0m). This is mainly attributable to the Group's exposure to interest rates on its fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

        The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2011 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

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

        The Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of 'A+/A1' from Standard & Poor's or 'A1/P1' from Moody's. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of 'A+' or 'A1' from Standard & Poor's or Moody's respectively.

Liquidity risk

        The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2011.

	€ million up to 1 year	€ million 1-2 yrs	€ million 2-5 yrs	€ million over 5 years
Borrowings	413.0	511.7	1,610.5	44.8
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,485.3	—	—	6.8

As at 31 December 2011	1,902.3	511.9	1,610.5	51.6

Borrowings	623.8	92.4	1,451.7	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,421.5	—	—	6.8

As at 31 December 2010	2,049.4	92.4	1,451.7	368.1

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

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The Group's goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings maintained with Standard & Poor's and Moody's. The corporate credit ratings by Standard & Poor's remained unchanged over the period, i.e. "A" long term, "A1" short term and stable outlook. In November 2011, Moody's affirmed Coca-Cola Hellenic's "A3" long-term, "P2" short-term corporate credit ratings but changed the outlook to negative. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' plus 'Net debt' as shown in the consolidated balance sheet. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2011 and 2010 were as follows:

	2011 € million	2010 € million
Total borrowings (refer to Note 15)	2,256.0	2,191.5
Less: Cash and cash equivalents (refer to Note 14)	(476.1)	(326.1)

Net debt	1,779.9	1,865.4
Total equity	2,913.2	3,060.8

Total capital	4,693.1	4,926.2

Gearing ratio	38%	38%

        The gearing ratio in 2011 remained constant compared to the prior year (refer to Note 15).

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

Level 1

        The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2011.

Level 2

        The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2011 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

Level 3

        The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.8	—	0.6	1.4

Total financial assets	0.8	85.2	0.6	86.6

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Hedged financial liabilities
Bonds and notes payable	—	(749.4)	—	(749.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)

Total financial liabilities	—	(884.4)	—	(884.4)

        There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2011.

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
Total gains for the year
In profit and loss	1.0
Settlements	(16.3)

As at 31 December 2010	0.3

Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

        Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

Notes to the Consolidated Financial Statements (Continued)

31. Contingencies

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company's commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company's 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

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

        On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company's Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

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

Notes to the Consolidated Financial Statements (Continued)

31. Contingencies (Continued)

        The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

32. Commitments

(a)   Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2011 € million	2010 € million
Less than one year	55.1	62.6
Later than one year but less than five years	107.8	141.3
Later than five years	19.1	26.8

Future minimum lease payments	182.0	230.7

        The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2011 € million	2010 € million	2009 € million
Plant and equipment	67.9	57.4	53.0
Property	47.2	46.1	46.8

Total operating lease charges	115.1	103.5	99.8

(b)   Capital commitments

        At 31 December 2011 the Group had capital commitments amounting to €93.9m (2010: €66.3m). Of this, €2.5m related to the Company's share of the commitments of its joint ventures (2010: €0.5m).

(c)   Long-term commitments

        At 31 December 2011 the Group had commitments to purchase raw materials and receive services amounting to €355.3m (2010: €203.8m). Of this, €7.8m related to the Company's share of the commitments of its joint ventures (2010: €13.2m).

33. Directors' and senior management remuneration

        The total remuneration paid to or accrued for directors and the senior management team during 2011 amounted to €14.4m (2010: €14.1m, 2009: €12.6m). Out of this, the amount paid or accrued for stock option grants during 2011 was €4.6m (2010: €4.2m, 2009: €3.9m). Pension and post employment benefits for directors and the senior management team during 2011 amounted to €0.8m (2010: €0.9m, 2009: €1.1m).

        The total number of stock options granted to the Chief Executive Officer and the senior management team in 2011 amounted to 0.9m (2010: 1.2m, 2009: 1.2m).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions

a)    The Coca-Cola Company

        As at 31 December 2011, TCCC indirectly owned 23.2% (2010: 23.2%, 2009: 23.3%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC's discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

        TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2011 amounted to €1,305.4m (2010: €1,372.9m, 2009: €1,283.6m).

        TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €76.5m (2010: €60.8m, 2009: €56.9m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2011, such contributions made by TCCC to Coca-Cola Hellenic totalled €21.9m (2010: €19.8m, 2009: €22.5m) and the contributions of Coca-Cola Hellenic to TCCC totalled €9.0m (2010: €7.8m, 2009: €5.5m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. In addition, support payments received from TCCC for the placement of cold drink equipment were €14.6m for the year ended 31 December 2011 (2010 and 2009: nil).

        In 2011, the Group did not record any gain from the sale of property, plant and equipment to TCCC (2010: nil, 2009: €0.2m).

        During the year, the Group sold €32.8m of finished goods and raw materials to TCCC (2010: €19.0m, 2009: €20.5m).

        Other income primarily comprises rent, facility and other items of €1.2m (2010: €14.3m, 2009: €4.4m) and a toll-filling relationship in Poland of €13.8m (2010: €17.6m, 2009: €15.0m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €4.0m (2010: nil, 2009: €1.5m).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

        During 2011 the Group did not make any purchases of franchise rights (2010: €4.4m, 2009: nil) and did not receive any income from the sale of available-for-sale assets to TCCC (2010: €4.9m, 2009: nil).

        As at 31 December 2011, the Group had a total amount due from TCCC of €63.2m (2010: €53.8m, 2009: €64.2m), of which €0.3m (2010: €3.0m, 2009: €6.7m,) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €172.2m of trade payables (2010: €166.0m, 2009: €125.1m) and €7.6m of other liabilities (2010: nil, 2009: nil).

(b)   Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.7% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

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

        During 2011, the Group made purchases of €148.0m (2010: €101.0m, 2009: €58.8m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €6.4m (2010: €5.7m, 2009: €5.3m). In addition the Group recorded other income of €1.0m (2010: €0.5m, 2009: €0.7m). As at 31 December 2011, Coca-Cola Hellenic owed €14.4m (2010: €13.9m, 2009: €3.6m) to, and was owed €1.2m (2010: €1.2m, 2009: €4.7m) by Frigoglass.

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

(d)   Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2011, the Group purchased inventory from BPW amounting to €99.6m (2010: €89.4m, 2009: €70.0m) and did not record any income (2010: €0.1m, 2009: €0.1m). As at 31 December 2011, Coca-Cola Hellenic owed €4.4m (2010: €4.4m, 2009: €1.7m) to, and was owed €0.1m (2010: nil, 2009: €0.3m) by BPW.

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

Kar-Tess Holding

        As at 31 December 2011, Kar-Tess Holding owned 23.3% (2010: 23.3%, 2009: 29.5%) of the issued share capital of Coca-Cola Hellenic.

        On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited" to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2011, the Group purchased €14.9m (2010: €10.8m, 2009: €10.0m) of finished goods and other materials and had no purchases of fixed assets (2010: nil, 2009: €0.4m) from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (2010: €0.1m, 2009: nil) and incurred rental expenses of €2.8m (2010: €0.6m, 2009: €2.9m) from the Leventis Companies. In addition during 2011 the Group incurred other expenses of €0.3m (2010: €0.4m, 2009: nil) and recorded other income of €0.3m (2010: €1.0m, 2009: nil) with the Leventis Companies. As at 31 December 2011, the Group owed €3.8m (2010: €1.3m, 2009: €2.2m) to, and was owed €0.2m (2010: €0.8m, 2009: €0.2m) by the Leventis Companies.

Other Coca-Cola bottlers

        The Group sold €1.6m of finished goods (2010: €1.3m, 2009: nil), purchased €2.0m of finished goods (2010: €0.5m, 2009: nil), incurred expenses of €0.1m (2010: €0.1m, 2009: €0.1m) and did not record any income (2010: €0.3m, 2009: €0.4m) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during 2011 the Group received reimbursement for direct marketing expenses incurred of €0.1m (2010: €0.8m, 2009: €0.5m) from other Coca-Cola bottlers. At 31 December 2011, the receivables from such Coca-Cola bottlers were €0.3m (2010: €1.5m, 2009: €1.3m).

Other related parties

        The Group purchased €1.5m (2010: €1.4m, 2009: €2.1m) of raw materials and finished goods and did not perform any purchases of fixed assets from other related parties (2010: €0.3m, 2009: €0.2m). Further, the Group incurred expenses of €2.6m (2010: €2.1m, 2009: €1.0m) and recorded income of €0.3m (2010: €0.2m, 2009: €0.2m). At 31 December 2011, the Group owed €0.3m (2010: €0.1m, 2009: €0.4m) to, and was owed €0.4m (2010: €0.8m, 2009: nil) by other related parties.

        There are no significant transactions with other related parties for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies

        The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(2).	Serbia	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd	Switzerland	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(3)	Bulgaria	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

		% ownership
	Country of registration	2011	2010
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.(4)	Italy	—	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(1)(5)	Austria	—	33.3%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%
Multon Z.A.O. Group(1)(6)	Russia	50.0%	50.0%
Nigerian Bottling Company plc(7)	Nigeria	100.0%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%
Valser Services AG(3)	Switzerland	99.9%	—
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o. Beograd-Zemun(1)	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(1)
Joint venture.

(2)
On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija A.D., Zemun ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary (refer to Note 28).

(3)
Incorporated in 2011.

(4)
In February 2011, we sold all of our interests in Eurmatik S.r.l., the vending operator in Italy (refer to Note 28).

(5)
In 2011, the Group disposed of its interest in the Ilko joint venture (refer to Note 6).

(6)
On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

Notes to the Consolidated Financial Statements (Continued)

35. List of principal Group companies (Continued)

(7)
On 8 June 2011, the Board of Directors of the Company's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 (refer to Note 28).

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

        The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2011 € million	2010 € million	2009 € million
Balance sheet
Non-current assets	314.5	317.5	298.6
Current assets	122.9	147.4	149.1

Total assets	437.4	464.9	447.7

Non-current liabilities	(15.0)	(10.9)	(37.1)
Current liabilities	(64.4)	(91.3)	(82.0)

Total liabilities	(79.4)	(102.2)	(119.1)

Net assets	358.0	362.7	328.6

Income statement
Income	242.9	256.2	243.2
Expenses	(234.5)	(232.8)	(235.5)

Net profit	8.4	23.4	7.7

        In addition, the Group has an interest in five jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 32.

37. Post balance sheet events

        During the first months of 2012 the Group incurred €4.4m of restructuring costs before tax, €3.6m in its developing and €0.8m in its emerging countries.