Form 20-F
period 2012-12-31
COCA-COLA HELLENIC BOTTLING CO SA
filed 2013-03-06
CIK 1190713

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2012
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

THE HELLENIC REPUBLIC
(Jurisdiction of incorporation or organisation)

9, Fragoklissias Street
151 25 Maroussi Athens, Greece
(Address of principal executive offices)

Jan Gustavsson, +30 (210) 618-3100, jan.gustavsson@cchellenic.com,
9, Fragoklissias Street, 151 25 Maroussi Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

          Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value €1.01 per ordinary share	New York Stock Exchange*
American Depositary Shares (ADSs), each ADS representing one ordinary share	New York Stock Exchange

*
Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

          Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

          Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at 31 December 2012, the close of the period covered by the annual report: 366,553,507 ordinary shares of nominal value €1.01 per ordinary share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties, in particular under Item 3, "Key Information—Risk Factors", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding the future financial position and results, the CCH Group's outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, the CCH Group's recent acquisitions, and restructuring initiatives on the CCH Group's business and financial condition, the CCH Group's future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the CCH Group's current expectations and assumptions as to future events and circumstances that may not prove accurate. The CCH Group's actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, "Key Information—Risk Factors" included elsewhere in this annual report.

        Although the CCH Group believes that, as of the date of this annual report, the expectations reflected in the forward-looking statements are reasonable, the CCH Group cannot assure you that the CCH Group's future results, level of activity, performance or achievements will meet these expectations. Moreover, neither the CCH Group nor its directors, employees, advisors, nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this annual report, unless the CCH Group is required by law to update these forward-looking statements, the CCH Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in the CCH Group's expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        The CCH Group's financial year is 1 January to 31 December. The CCH Group prepares its financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The CCH Group's financial statements are also in compliance with IFRS as adopted by the European Union. This annual report includes the CCH Group's audited consolidated balance sheets as at 31 December 2012, 2011 and 2010, and the related consolidated statements of income, of other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2012.

        In 2002, the European Council adopted a regulation requiring EU publicly traded companies to prepare financial statements under IFRS effective for the fiscal year commencing 1 January 2005. In line with such EU regulation, Greek legislation has provided that Greek publicly traded companies prepare their statutory financial statements in accordance with IFRS as adopted by the European Union, with effect from 1 January 2005.

        Unless otherwise indicated, all references in this annual report to "euro" and "€" are to the official currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following countries in which the CCH Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six countries in which the CCH Group operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia (referred to as "FYROM"), and prior to 1 January 2011, Estonia, are permitted to fluctuate in relation to the euro within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read Item 3, "Key Information—Selected Financial Data—Exchange Rate Information" for historical information regarding the exchange rates between the euro and the US dollar based on the Noon Buying Rate for cable transfers as certified by the Federal Reserve Board of New York (the "Noon Buying Rate"). No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3354, being the Noon Buying Rate between the euro and the US dollar on 15 February 2013.

        Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group's industry.

        Unless the context requires otherwise, references to the "CCH Group" refer to the Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, references to "CCH" or the "parent" refer to Coca-Cola Hellenic Bottling Company S.A., and references to the "shareholders" or the "owners of the parent" refer to the shareholders of Coca-Cola Hellenic Bottling Company S.A.

        Unless the context requires otherwise, references to "TCCC" refer to The Coca-Cola Company and its subsidiaries.

        "Territories" at the date hereof means Italy (excluding the island of Sicily), Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland, Cyprus, Poland, Hungary, the Czech Republic,

Croatia, Lithuania, Latvia, Estonia, Slovakia, Slovenia, the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM (through an equity investment). "Established Countries" refers to Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. "Developing Countries" refers to Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. "Emerging Countries" refers to the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM (through an equity investment).

        Information on or accessible through the CCH Group's corporate website, www.coca-colahellenic.com, does not form part of and is not incorporated into this document.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

        Not applicable.

B.    Advisors

        Not applicable.

C.    Auditors

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The summary financial information (statement of operations, cash flow, balance sheet, and share and per share data, Adjusted EBITDA and reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA) set forth below for the five year period ended 31 December 2012 has been derived from the CCH Group's audited consolidated financial statements prepared in accordance with IFRS. The CCH Group's consolidated balance sheets as at 31 December 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years ended 31 December 2012, 2011 and 2010 are included elsewhere in this annual report and the historical information for the years ended 31 December 2009 and 2008 is derived from the audited financial statements which are not included in this Form 20-F but are included in the CCH Group's 2009 Form 20-F filed on June 30, 2010. Historical information for the years ended 31 December 2009 and 2008 has been adjusted to reflect the revised IAS 19 and has not been adjusted for the early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interest in Other Entities. See note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information.

        The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment, amortisation of intangible assets, impairment of intangible assets, stock option compensation and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group's operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it reflects the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that although EBITDA is a measure commonly used by analysts and investors in its industry, current shareholders of CCH and potential investors in CCH use multiples of the CCH Group's Adjusted EBITDA in making investment decisions about CCH. Accordingly, the CCH Group has disclosed this information to permit a more complete analysis of its operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies.

        You should read the following summarised financial information together with Item 5, "Operating and Financial Review and Prospects" and the CCH Group's audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	31 December 2012(1)	31 December 2012	31 December 2011(2)	31 December 2010(2)	31 December 2009(3)	31 December 2008(3)
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Statement of operations data:
Net sales revenue	$9,407.5	€7,044.7	€6,824.3	€6,761.6	€6,543.6	€6,980.7
Cost of goods sold	(6,038.9)	(4,522.2)	(4,254.7)	(4,042.7)	(3,904.7)	(4,168.7)
Gross profit	3,368.6	2,522.5	2,569.6	2,718.9	2,638.9	2,812.0
Operating expenses	(2,775.1)	(2,078.1)	(2,048.2)	(2,048.4)	(1,953.7)	(2,357.2)
Restructuring costs	(142.5)	(106.7)	(71.1)	(36.5)	(44.9)	—
Operating profit	451.0	337.7	450.3	634.0	640.3	454.8
Profit after tax attributable to owners of the parent	254.3	190.4	264.4	421.0	400.3	225.9
Cash flow data:
Net cash provided by operating activities	1,006.4	753.6	828.3	970.4	997.2	877.3
Net cash used in investing activities	(539.1)	(403.7)	(371.8)	(356.7)	(342.9)	(760.5)
Net cash (used in) provided by financing activities	(478.7)	(358.5)	(309.8)	(512.8)	(1,143.3)	422.8
Balance sheet data:
Intangible assets	$2,596.8	€1,944.6	€1,935.4	€1,954.6	€1,874.1	€1,918.0
Share capital	494.4	370.2	549.8	183.1	182.8	182.7
Total assets	9,681.8	7,250.1	7,243.5	7,185.0	6,787.8	7,520.3
Net assets	4,014.9	3,006.5	2,920.2	3,031.1	2,555.1	2,880.6
Long-term borrowings, less current portion	2,142.9	1,604.7	1,939.8	1,662.8	2,100.7	2,284.9
Share and per share data:
Average ordinary shares outstanding(4)	363,867,871	363,867,871	363,010,078	363,320,142	364,868,713	364,848,049
Cumulative shares repurchased	3,430,135	3,430,135	3,430,135	3,430,135	1,111,781	—
Profit after tax attributable to owners of the parent per ordinary share: basic(4)	$0.69	€0.52	€0.73	€1.16	€1.10	€0.62
Profit after tax attributable to owners of the parent per ordinary share: diluted(4)	0.69	0.52	0.73	1.16	1.09	0.62
Cash dividends declared per ordinary share(5)	—	—	—	—	0.30	0.28
Capital return per ordinary share(6)	0.45	0.34	0.50	—	1.50	—

	As at and for the year ended
	31 December 2012(1)	31 December 2012	31 December 2011(2)	31 December 2010(2)	31 December 2009(3)	31 December 2008(3)
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and ratio of earnings to fixed charges)

Other operating data:
Unit cases volume	2,084.7	2,084.7	2,087.4	2,105.0	2,069.3	2,115.5
Adjusted EBITDA	$1,011.7	€757.6	€852.2	€1,029.0	€1,020.8	€1,039.2
Ratio of earnings to fixed charges(7)	2.8	2.8	3.6	5.7	5.9	3.1
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	$254.3	€190.4	€264.4	€421.0	€400.3	€225.9
Non-controlling interests	4.0	3.0	1.3	9.7	22.4	13.3
Tax	87.1	65.2	98.8	137.8	142.9	107.3
Share of results of equity method investments	(15.5)	(11.6)	(9.4)	(10.4)	1.9	(0.1)
Finance income	(13.9)	(10.4)	(8.7)	(6.9)	(9.4)	(16.9)
Finance costs(8)	135.0	101.1	103.9	82.8	82.2	125.3

Operating profit	$451.0	€337.7	€450.3	€634.0	€640.3	€454.8
Plus:
Depreciation and impairment of property, plant and equipment	545.2	408.3	389.3	381.2	360.7	365.4
Amortisation of intangible assets	4.0	3.0	3.2	7.1	6.9	4.9
Impairment of intangible assets	—	—	—	—	—	189.0
Stock option compensation	8.4	6.3	8.1	6.7	6.4	9.3
Other non-cash items	3.1	2.3	1.3	—	6.5	15.8

Adjusted EBITDA	$1,011.7	€757.6	€852.2	€1,029.0	€1,020.8	€1,039.2

(1)
Convenience translation figures are translated at the 15 February 2013 Noon Buying Rate for euro of €1.00 = $1.3354. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
Historical information for the years ended 31 December 2011 and 2010 has been adjusted to reflect the early adoption of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19, as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

(3)
Historical information for the years ended 31 December 2009 and 2008 has been adjusted to reflect the revised IAS 19 only and has not been adjusted to reflect the early adoption of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interest in Other Entities, as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report for more information.

(4)
On 30 April 2009, CCH resolved to buy back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of 27 April 2009, which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (until 26 April 2011). Based on CCH's capitalisation at that time, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme.

(5)
Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The proposed dividends for the years ended 31 December 2007 to 31 December 2009 were declared and paid in the subsequent year. For the years ended 31 December 2012, 2011 and 2010, CCH was not required to pay a statutory minimum 2012, 2011 and 2010 annual dividend since CCH reported a net loss in its unconsolidated financial statements during each period.

(6)
On 18 September 2009, CCH announced a proposal for a re-capitalisation, which resulted in a capital return of €548.1 million to its shareholders (or €1.50 per share). At the extraordinary general meeting held on 16 October 2009, the shareholders approved an increase of its share capital by €548.1 million, through capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, its shareholders also approved the decrease of its share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, CCH realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and a new €300 million 7-year bond issue. CCH issued this bond in November 2009, through its 100% owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of €300 million due in 2016.

On 6 May 2011, the annual general meeting of the shareholders resolved to reorganise CCH's share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising share premium reserves and increasing the nominal value of each share from €0.50 to €2.00. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to the shareholders in cash.

On 25 June 2012, the annual general meeting of the shareholders resolved to decrease CCH's share capital of by an amount equal to €124.6 million by decreasing the nominal value of each ordinary share by €0.34 per share, from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to the shareholders in cash. Furthermore, on the same date, it was resolved to decrease the share capital of CCH by an amount equal to €55.0 million by decreasing the nominal value of the shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of CCH in an equal amount.

(7)
See Exhibit 7.1, Statement re Computations of Ratios—"Ratio of Earnings to Fixed Charges".

(8)
Finance costs for the years ended 31 December 2012 and 2011 include losses on net monetary position amounting to €3.1 million and €7.8 million, respectively, arising from the CCH Group's Belarusian operation. Since the fourth quarter of 2011, Belarus has been considered a hyperinflationary economy for accounting purposes.

Exchange Rate Information

        The table below shows the low, high, average and period-end Noon Buying Rates between the euro and the US dollar for the years ended 31 December 2012, 2011, 2010, 2009 and 2008.

Year ended 31 December	Low	High	Average*	End of period
2008	1.24	1.60	1.47	1.39
2009	1.25	1.51	1.40	1.43
2010	1.20	1.45	1.32	1.33
2011	1.29	1.49	1.39	1.30
2012	1.21	1.35	1.29	1.32

        The table below shows the low, high, average and period-end Noon Buying Rates between the euro and the US dollar for each month during the six months prior to the date of this annual report. The Noon Buying Rate between the euro and the US dollar on 15 February 2013 was €1.00 = $1.3354.

Month	Low	High	Average*	End of Period
September 2012	1.26	1.31	1.29	1.29
October 2012	1.29	1.31	1.30	1.30
November 2012	1.27	1.30	1.28	1.30
December 2012	1.29	1.33	1.31	1.32
January 2013	1.30	1.36	1.33	1.36
February 2013	1.31	1.37	1.33	1.31
March 2013 (through 1 March 2013)	1.30	1.30	1.30	1.30

*
The average of the Noon Buying Rates between the euro and the US dollar on the last business day of each month during the period or, in the case of monthly averages, the average of all business days in the month.

Dividends and Dividend Policy

        The articles of association of CCH and Greek corporate law govern the payment of dividends. Dividends are paid to the shareholders out of profit after tax. The relevant amounts are calculated based on CCH's unconsolidated financial statements. Dividends may only be distributed after an amount between 5% and 30% of CCH's adjusted after-tax profit has been deducted for the formation of a reserve account. CCH makes deductions until the amount of the reserve equals one-third of its authorised share capital. After CCH has made the relevant deductions, CCH is required to pay dividends which must be at least 35% of its adjusted after-tax profit (on an unconsolidated basis) after subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by CCH for a period exceeding 10 years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by the shareholders.

        CCH is required by Greek law to convene its annual general meeting within six months after the end of its fiscal year for the shareholders to approve CCH's financial statements and any distribution of a dividend for the previous fiscal year. CCH is required to commence payment of any dividend approved for distribution to the shareholders within seven working days of the recorded date for the payment of dividends, as determined and published by the CCH Group. You should read Item 10, "Additional Information—Memorandum and Articles of Association—Dividends" for additional information on the requirements of Greek law and the articles of association of CCH for the allocation of dividends.

        Since CCH reported a net loss in its unconsolidated financial statements, CCH is not required to pay a statutory minimum 2012 annual dividend. CCH did not pay a dividend for the years ended 31 December 2011 and 2010 and CCH does not intend to propose the payment of a dividend for the year ended 31 December 2012. The Annual General Meeting of CCH held on 25 June 2012 resolved to decrease of CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of the shares by €0.34 per share, from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to the shareholders in cash. The capital return was financed through accumulated cash.

        The following table shows the dividend amounts paid to the owners of the parent both on a per share basis and in the aggregate for each of the past five fiscal years. Dividends paid historically are not necessarily representative of dividends to be paid in the future.

	Per ordinary share		Total(1)
Year ended 31 December	€	$(2)	€	$(2)
			(in millions)
2008	0.28	0.37	102.3	136.6
2009	0.30	0.40	109.7	146.5
2010	—	—	—	—
2011	—	—	—	—
2012	—	—	—	—

(1)
Based on the number of ordinary shares in issue as of the dividend record date.

(2)
The US dollar amounts are based on the Noon Buying Rate between the euro and US dollar on 15 February 2013, which was €1.00 = $1.3354.

        In October 2009, CCH increased its share capital by €548.1 million through the partial capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. At the same time, CCH decreased its share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following the completion of the above, CCH's share capital amounted to €182.7 million, divided into 365,407,848 shares of a nominal value of €0.50 each.

        In May 2011, CCH increased its share capital by €549.7 million through the partial capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. CCH's share capital was subsequently decreased by an amount equal to €183.2 million through the reduction of the nominal value of the shares by €0.50 per share and an equal amount of capital was returned to the shareholders in cash. Following the completion of the above, CCH's share capital amounted to €549.7 million, divided into 366,490,952 shares of a nominal value of €1.50 each.

        On 25 June 2012, the Annual General Meeting of the shareholders resolved to decrease CCH's share capital by the amount of €124.6 million by decreasing the nominal value of the shares by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease CCH's share capital by the amount of €55.0 million by decreasing the nominal value of the shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of CCH in an equal amount.

        For additional information on the share capital changes, see "Selected Financial Data" above, as well as Item 5, "Operating and Financial Review and Prospects—Major Recent Transactions".

        CCH pay dividends solely in euro. Citibank N.A., as Depositary, will convert any dividends on ordinary shares represented by ADSs into US dollars if it can do so on a reasonable basis and can transfer the proceeds to the United States. Fluctuations in the exchange rate between the euro and the

US dollar will affect the US dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in euro on the ordinary shares represented by the ADSs.

        CCHBC (as defined below) has announced that the Share Exchange Offer (as defined below) will not affect the dividend policy of the CCH Group. No details regarding the dividends or cash distributions to shareholders with respect to the year ended 31 December 2012 have been announced pending the Share Exchange Offer and CCH will not declare or pay any such dividends or cash distributions during the Share Exchange Offer or any subsequent Greek statutory buy-out or sell-out procedure.

B.    Capitalisation and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        You should carefully consider the risks and uncertainties described below. You should also refer to the other information set out in this annual report, including the CCH Group's audited consolidated financial statements and the related notes. The risks and uncertainties described below may materially affect CCH and any investment you make in CCH. If these events occur, the trading price of CCH's ordinary shares and ADSs could decline. Additional risks and uncertainties that do not currently exist, or that the CCH Group is unaware of, may also become important factors that adversely affect CCH and your investment.

Risks Relating to the CCH Group's Relationship with The Coca-Cola Company, Kar-Tess Holding and Nestle S.A.

If The Coca-Cola Company exercises its right to terminate the bottlers' agreements with the CCH Group, upon the occurrence of certain events, or is unwilling to renew these agreements upon expiry in 2023, the CCH Group's net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew the bottlers' agreements with the CCH Group on terms at least as favourable to the CCH Group as the current terms, the CCH Group's net sales revenue could also be adversely affected.

        The CCH Group's business relationship with TCCC is mainly governed by the bottlers' agreements with TCCC, which are an important element of the CCH Group's business. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012. The CCH Group produces, sells and distributes TCCC's trademarked beverages pursuant to standard bottlers' agreements with TCCC covering each of the Territories. The bottlers' agreements include limitations on the CCH Group's degree of exclusivity in each of the Territories and, to the extent permitted by law, on its ability to market competing brands not owned by TCCC in the CCH Group's Territories outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

        The CCH Group enters into bottlers' agreements with TCCC for each of the Territories. Each of the CCH Group's bottlers' agreements has a fixed initial term. These agreements, the terms of which were extended with effect as at 1 January 2004 and most of which were due to expire in December 2013, but have been extended until 2023, may be renewed, at TCCC's discretion. Although TCCC has agreed to extend the term of the bottlers' agreements for each of the Territories for a further 10 years until 2023 and historically the bottlers' agreements entered into with TCCC by the CCH Group and its predecessors have been renewed at expiry, the CCH Group's business depends to a large extent on

TCCC's willingness to renew the CCH Group's bottlers' agreements when they expire. If, upon expiration of their term, TCCC is unwilling to renew these agreements upon expiry in 2023, the CCH Group's net sales revenue will decline dramatically. In addition, if TCCC is unwilling to renew the CCH Group's bottlers' agreements on terms at least as favourable to the CCH Group as the current terms, the CCH Group's business could also be adversely affected.

        In addition, TCCC has the right to terminate the CCH Group's bottlers' agreements upon the occurrence of certain events of default, including limitations on the change in ownership or control of CCH and assignment or transfer of the bottlers' agreements. Although TCCC has never terminated a bottlers' agreement with the CCH Group due to non-performance, if TCCC exercises its right to terminate the bottlers' agreements upon the occurrence of certain events of default, the CCH Group's net sales revenue will decline dramatically and the CCH Group's business will be adversely affected. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with The Coca-Cola Company" for a description of the circumstances under which TCCC may terminate its bottlers' agreements with the CCH Group.

The Coca-Cola Company could exercise its rights under the bottlers' agreements with the CCH Group in a manner that would make it difficult for the CCH Group to achieve its financial goals.

        The CCH Group's bottlers' agreements govern the CCH Group's purchases of concentrate, which represents a significant raw materials cost. TCCC determines the price that the CCH Group pays for concentrate at its discretion. In practice, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant Territories and so as to ensure that such prices are in line with the CCH Group's and TCCC's mutually agreed marketing objectives for particular TCCC brand-related products and particular Territories of the CCH Group. TCCC has other important rights under the bottlers' agreements with the CCH Group, including the right to approve, in its sole discretion, the form and attributes of the packaging for TCCC's brand-related products and to designate authorised suppliers of certain packaging and other raw materials. TCCC's right to set the CCH Group's concentrate prices could give TCCC considerable influence over the CCH Group's profit margins, business, results of operations and financial condition.

        There can be no assurance that TCCC's objectives when exercising its rights under the bottlers' agreements with the CCH Group will in all cases be fully aligned with the CCH Group's objective to realise profitable volume growth. It is therefore possible that TCCC could exercise its rights under the bottlers' agreements with the CCH Group to determine concentrate prices and to approve only certain of the CCH Group's suppliers, in a manner that would make it difficult for the CCH Group to achieve its financial goals.

Kar-Tess Holding and The Coca-Cola Company have substantial influence over the conduct of the CCH Group's business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding currently owns approximately 23.3% and TCCC currently owns approximately 23.2% of CCH's outstanding share capital. TCCC holds its shares through five companies which constitute the "TCCC Entities": Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a company incorporated in Delaware, and Atlantic Industries, a company incorporated in the Cayman Islands. On 6 December 2010, Kar-Tess Holding transferred 22,453,254 shares representing 6.13% of CCH's outstanding shares by transferring its wholly owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited", to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or who were nominated by such ultimate beneficial owners of Kar-Tess Holding. No such entity or individual owns individually more than 2% of CCH's outstanding share capital.

        In connection with the acquisition of Coca-Cola Beverages plc in August 2000, Kar-Tess Group, of which Kar-Tess Holding is the sole member holding ordinary shares of CCH, and the TCCC Entities, entered into a shareholders' agreement which governs their respective shareholdings in CCH. Under this shareholders' agreement, Kar-Tess Holding and the TCCC Entities have agreed to maintain their combined shareholdings until 31 December 2013 at no less than 44% of CCH's outstanding share capital (and at no less than 40% of CCH's outstanding share capital thereafter, until expiration of the shareholders' agreement in 31 December 2018). Kar-Tess Holding and the TCCC Entities have also agreed to maintain their individual shareholdings until 31 December 2013 at no less than 22% of CCH's outstanding share capital (and at no less than 20% of CCH's outstanding share capital thereafter until expiration of the shareholders' agreement). Under their shareholders' agreement, Kar-Tess Holding and the TCCC Entities have also agreed that, based on a twelve member board of directors of CCH, TCCC would be represented by two directors and Kar-Tess Holding would be represented by four directors. Kar-Tess Holding and the TCCC Entities have also agreed that they will each vote their shares so as to maintain their respective proportional representation on the board of directors of CCH in the event that the number of directors increases or decreases. Kar-Tess Holding and the TCCC Entities have agreed to nominate the remaining directors jointly. The board of directors of CCH currently consists of twelve members.

        In connection with the proposed admission to the premium listing segment of the London Stock Exchange of CCHBC (as defined below), TCCC, the TCCC Entities and Kar-Tess Holding have decided to terminate and not to renew in relation to CCHBC the arrangements contained in the shareholders' agreement and the relationship agreement, and CCH has consented to the termination of the relationship agreement, effective on receipt by each of the Kar-Tess Holding and the TCCC Entities, or their assigns, of ordinary shares of CCHBC in settlement of the Share Exchange Offer (as defined below).

        These arrangements give Kar-Tess Holding and TCCC substantial influence over the CCH Group's business and enables them, together, to determine the outcome of all actions requiring approval by the board of directors of CCH and the outcome of corporate actions that require shareholder approval, with the exception of matters requiring an extraordinary quorum and supermajority approval. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The Shareholders' Agreement between Kar-Tess Holding and The Coca-Cola Company Entities" for a description of the shareholders' agreement and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for additional information on the matters requiring extraordinary quorum and supermajority approval (consisting of at least 67% of paid-in share capital).

        The respective interests of Kar-Tess Holding and TCCC may differ from those of other holders of the ordinary shares and ADSs of CCH. As a result of their influence on the CCH Group's business, Kar-Tess Holding and TCCC could, to the extent that Kar-Tess and TCCC exercise their votes in the same manner, prevent the CCH Group from making certain decisions or taking certain actions that would protect the interests of holders of ordinary shares or ADSs of CCH other than TCCC and Kar-Tess Holding or which would otherwise benefit the CCH Group. For example, they might vote against an acquisition of the CCH Group by a third party, meaning other holders of ordinary shares or ADSs of CCH would not receive the premium over the then-current market price of ordinary shares and ADSs of CCH that they might otherwise receive upon such an acquisition. You should read Item 7, "Major Shareholders and Related Party Transactions" for additional information on CCH's relationship with Kar-Tess Holding and TCCC and Item 10, "Additional Information—Memorandum and Articles of Association—Matters requiring extraordinary quorum and supermajority approval" for information on the rights of majority and minority shareholders pursuant to the articles of association of CCH and under Greek law.

The CCH Group's success depends in part on The Coca-Cola Company's success in marketing and product development activities.

        The CCH Group derives the majority of its revenues from the production, sale and distribution of the trademarked beverages of TCCC. Whereas TCCC owns the trademarks of these products and is focused on overall consumer marketing and brand promotion of TCCC's products, the CCH Group develops and implements the sales and trade marketing at the country level and has primary responsibility for the customer relationships. The profitable growth of the CCH Group's business depends in part on the success of TCCC's brand-related business, which in turn, depends in part on TCCC's consumer marketing activities, including TCCC's discretionary contributions to the CCH Group's annual marketing plan. Although the CCH Group's growth plans include product offerings in non-TCCC branded products, the expansion of the CCH Group's family of brands depends to a considerable extent on TCCC's product expansion strategy, particularly with respect to new brands. If TCCC were to reduce its marketing activities, the level of its contributions to the CCH Group's annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-sparkling non-alcoholic ready-to-drink, or NARTD, beverages, excluding water (referred to as "Still" beverages) and various water beverages (referred to as "Water" beverages), these reductions could lead to a decrease in the consumption of trademarked beverages of TCCC in the Territories in which the CCH Group operates. This would, in turn, lead to a decline in the CCH Group's share of the non-alcoholic ready-to-drink beverages market and sales volume and adversely affect the CCH Group's growth prospects.

The CCH Group depends on The Coca-Cola Company to protect the trademarks of The Coca-Cola Company's products.

        Brand recognition is critical in attracting consumers to the CCH Group's products. In each country in which the CCH Group operates, TCCC owns the trademarks of all of the TCCC products which the CCH Group produces, distributes and sells. The CCH Group relies on TCCC to protect TCCC's trademarks in the Territories where the CCH Group operates, which include some countries that offer less comprehensive intellectual property protection than the United States or the European Union. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012. If TCCC fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of TCCC and lead to a significant decrease in the volume of the CCH Group's sales of trademarked beverages of TCCC, which would materially and adversely affect the CCH Group's results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects the CCH Group's business.

        Beverage Partners Worldwide is a joint venture between TCCC and Nestlé S.A. On 10 December 2012, Beverage Partners Worldwide agreed to renew the bottlers' and/or distribution agreements (as applicable) in relation to the Nestea brand with the relevant subsidiaries of the CCH Group on substantially the same terms as the existing agreements for a term of 10 years with effect from 1 January 2014. The CCH Group's efforts to expand its presence in the combined Still and Water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of Nestea ready-to-drink tea products comprised approximately 5% of total sales volume in the year ended 31 December 2012. The CCH Group depends on TCCC to protect its interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects the CCH Group's business, then its net sales revenue derived from the combined Still and Water beverages category may decline significantly and the CCH Group's ability to successfully implement its strategy to expand its Still and Water beverages business could also be materially and adversely affected. There can be no assurance that the CCH Group would be able to replace any Beverage Partners Worldwide products that are removed from its product portfolio as a result of such dissolution or alteration.

Risks Relating to the Non-Alcoholic Ready-to-Drink Beverages Industry

Weaker consumer demand for Sparkling beverages could harm the CCH Group's revenues and profitability.

        At the present time, the CCH Group's revenues and profitability remain substantially dependent upon sales of its core sparkling and ready-to-drink beverages, excluding sparkling water (referred to as "Sparkling" beverages). The CCH Group's Sparkling beverages business, particularly in its Established Countries, has witnessed a decrease in per capita consumption in recent years. This weakening of consumer demand for Sparkling beverages can be explained, in part, by demographic trends. Teenagers and young people account for the majority of Sparkling beverages consumption in the Established Countries. Currently these Territories are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume Sparkling beverages.

        Another trend adversely affecting growth in Sparkling beverages consumption in the Established Countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive Still and Water beverages such as juices, waters, ready-to-drink teas and sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of some of these alternative beverages is growing at a faster rate than consumption of Sparkling beverages. While this trend is most pronounced in the Established Countries, it also exists to some extent in the Developing and Emerging Countries. If this trend towards alternative beverages becomes more prevalent in the Developing and Emerging Countries, it could materially and adversely affect the CCH Group's prospects for future profitable growth in the Sparkling beverages category.

        If any of these trends impedes profitable growth in consumption of the CCH Group's core Sparkling beverages brands, its business and prospects would be severely impacted and the CCH Group may not be able to offset decline in the Sparkling beverages category through increased sales in Still and Water beverages.

The CCH Group's growth prospects may be harmed if it is unable to expand successfully in the combined non-Sparkling beverages category.

        The CCH Group believes that there is significant growth potential for non-Sparkling beverages. The CCH Group intends to continue to expand its product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees, as well as expand its distribution of third-party premium spirits. To the extent that the CCH Group intends to expand its presence in the highly competitive Still and Water beverages category with TCCC, such expansion will require TCCC to invest significantly in consumer marketing, brand promotion and/or brand acquisition and the CCH Group to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that TCCC will successfully develop and promote new Still and Water beverage brands or that the CCH Group will be able to increase its sales of new Still and Water products. Further, the CCH Group intends to expand its product offerings and its distribution of third-party premium spirits. Expanding the CCH Group's presence in this highly competitive market will also require significant investment from the CCH Group and there is no assurance that the CCH Group will be able to successfully implement its plans to expand its distribution of third party premium spirits. If the CCH Group is unable to continue to expand in the combined Still and Water beverages category or to implement its plans to expand its own product offerings, then its growth prospects may be materially and adversely affected.

Risks Related to Emerging and Developing Countries

The lack of institutional continuity and safeguards in the Emerging and Developing Countries could adversely affect the CCH Group's competitive position, increase its cost of regulatory compliance and/or expose it to a heightened risk of loss due to fraud and criminal activity.

        While some of the Emerging and Developing Countries are in the process of transitioning to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in the Established Countries. These risks are particularly relevant to the CCH Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on disposable income and discretionary spending by consumers. In addition, these risks are prevalent in the Russian Federation, Nigeria and Romania, which are the largest of the Territories in its Emerging Countries reporting segment in terms of volume. As a result, in the Emerging and Developing Countries, and, in particular, the Russian Federation, Nigeria and Romania, the CCH Group is exposed to regulatory uncertainty in certain areas, which could increase its cost of regulatory compliance, and may result in less comprehensive protection for some of its rights, including intellectual property rights, which could undermine its competitive position, thereby reducing the profitability of the CCH Group's operations, and limiting its growth prospects in these Emerging and Developing Countries.

        The lack of institutional continuity also exacerbates the effect of political uncertainty in the Emerging and Developing Countries, which, in turn, could adversely affect the orderly operation of markets, consumer confidence and consumer purchasing power. Institutional uncertainty is a risk that is particularly pertinent to the Russian Federation and Nigeria, and could impact these Territories of the CCH Group disproportionately compared to the CCH Group's other Territories. In addition, in countries with a large and complicated structure of government and administration, such as the Russian Federation, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase the cost of regulatory compliance, which in turn, could reduce the profitability of the CCH Group's operations in such Territories.

        Finally, the CCH Group operates in some emerging and developing Territories where corruption can create a difficult business environment. It is the CCH Group's policy to comply with the U.S. Foreign Corrupt Practices Act and similar regulations. This compliance may put the CCH Group at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations, thereby limiting its growth prospects in such Territories. In addition, in some of the environments in which the CCH Group operates, businesses like the CCH Group are exposed to a heightened risk of loss due to fraud and criminal activity, even though the CCH Group reviews its financial systems regularly in order to minimise such losses.

The CCH Group is exposed to Emerging and Developing Countries' risks.

        A substantial proportion of the CCH Group's operations, representing 61.6% of net sales revenue in the year ended 31 December 2012, is carried out in its Emerging and Developing Countries. The CCH Group's operations in these markets are subject to the customary risks of operating in Emerging and Developing Countries, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalisation or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy. These risks are particularly relevant to the CCH Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on the reliable and cost-effective delivery of products to end-customers, as well as on consumer confidence. Such factors could affect the CCH Group's results by causing interruptions to operations, by increasing the costs of operating in those Territories or by limiting the ability to repatriate profits from those Territories. Financial risks of operating in Emerging and

Developing Countries also include risks of liquidity, inflation, devaluation, price volatility, volatile energy prices, currency convertibility and transferability, country default and austerity measures resulting from significant deficits as well as other factors. These circumstances could adversely impact the CCH Group's business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of the Emerging and Developing Countries have materially impacted the CCH Group's results over the past years. Each of the Russian Federation, Nigeria and Romania, which are the largest Territories in the Emerging Countries reporting segment in terms of volume, have experienced significant currency fluctuations that have impacted and may continue to impact the CCH Group's results disproportionately to the CCH Group's other Territories. Due to its specific exposure, these factors could affect the CCH Group more than its competitors with less exposure to such Emerging and Developing Countries, and any general decline in Emerging and Developing Countries as a whole could impact the CCH Group disproportionately compared to its competitors.

        In Nigeria and Russia, for example, the economy is dependent on energy prices and Romania has adopted austerity measures in response to its financial crisis and as a result of measures required by the International Monetary Fund. Fluctuations in energy prices in Nigeria and Russia and the adoption of austerity measures in Romania may result in difficult economic conditions which could materially impact the CCH Group's business, results of operations and financial performance in those Territories as compared to the CCH Group's other Territories. Further, Nigeria has recently experienced political instability, violence, religious unrest and terrorism and also suffers from a lack of infrastructure, such as roads and power supply, which could adversely affect the orderly operation of markets and negatively impact consumer demand and, in turn, materially impact the CCH Group's business, results of operations and financial performance in Nigeria.

The sustainability of the CCH Group's growth in its Developing and Emerging Countries depends partly on its ability to attract and retain a sufficient number of qualified and experienced personnel for which there is strong demand.

        In recent years, the CCH Group has experienced significant growth in a number of its Developing and Emerging Countries. As its business continues to grow and the level of its investment in such Territories increases, the CCH Group is faced with the challenge of being able to attract and retain a sufficient number of qualified and experienced personnel in an increasingly competitive labour market. The CCH Group's ability to sustain its growth in these Territories may be hindered if it is unable to successfully meet this challenge.

Risks Related to Competition

Competition law enforcement by the EU and national authorities may have a significant adverse effect on the CCH Group's competitiveness and results of operations.

        The CCH Group's business is subject to the competition laws of the Territories in which it operates and, with respect to the CCH Group's activities affecting the European Union, is also subject to EU competition law. The admission in 2004 and 2007 to the European Union of eleven of the European Territories in which the CCH Group operates has increased the impact of EU competition law on its business.

        The CCH Group cannot predict if competition law enforcement by the EU or national competition authorities will result in significant fines being imposed upon it or result in adverse publicity, or require it to change its commercial practices or whether related private lawsuits could require the CCH Group to pay significant amounts in damages. Any change in the competition laws to which the CCH Group's activities are subject or any enforcement action taken by competition authorities could adversely affect the CCH Group's operating results.

        You should read Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings," for additional information.

The CCH Group is engaged in a highly competitive business. Adverse actions by its competitors or other changes in the competitive environment may adversely affect its results of operations.

        The non-alcoholic ready-to-drink beverages market is highly competitive in each of the CCH Group's Territories. The CCH Group competes with, among others, bottlers of other international or regional brands of non-alcoholic ready-to-drink beverages, some of which are aggressively expanding in some of the Territories. The CCH Group also faces significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by its competitors, or other changes in the competitive environment in its markets may cause a reduction in the consumption of the CCH Group's products and in its market share, and may lead to a decline in its revenues and/or an increase in its marketing or investment expenditures, which may materially and adversely affect its results of operations. Competitive pressure may also cause channel and product mix to shift away from the CCH Group's more profitable packages and channels, for example, the immediate consumption channel.

        In particular, the CCH Group faces intense price competition, especially in its Emerging and Developing Countries, from producers of local non-premium non-alcoholic, ready-to-drink beverage brands, which are typically sold at prices lower than similar products of the CCH Group. In addition, the CCH Group faces increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than prices of the CCH Group, especially in Territories with a highly concentrated retail sector. In some of the CCH Group's Territories, the CCH Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system. The entry into the European Union of all but one of the Developing Countries, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other EU countries. In addition, the further enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by the CCH Group in any of these countries for resale at lower prices in the CCH Group's other Territories, particularly its Established Countries, where the prices of its products are generally higher than in most of its Developing Countries. While this practice would not affect the CCH Group's sales volume overall, it could put pressure on its pricing in the Territories that receive such imports of lower priced products.

        If there is a change in the CCH Group's competitors' pricing policies, an increase in the volume of cheaper competing products imported into the CCH Group's Territories or the introduction of new competing products or brands, including private label brands, and if the CCH Group fails to effectively respond to such actions, the CCH Group may lose customers and market share and/or the implementation of its pricing strategy may be restricted, in which case its results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which the CCH Group depends to distribute its products in certain Territories, could lower the CCH Group's profitability and harm its ability to compete.

        The CCH Group derives, particularly in its Established Countries, a large and increasing proportion of its revenues from sales of its products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. The CCH Group expects such sales to continue to represent a significant portion of its revenues. Most of the CCH Group's Territories are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers are expanding their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

        The CCH Group believes that such concentration increases the bargaining power of large retailers and wholesalers. The CCH Group's products compete with other non-alcoholic ready-to-drink beverage brands for shelf space in retail stores and with other fast-moving consumer goods for preferential in-store placement. The CCH Group's large retail and independent wholesaler customers also offer other products, sometimes including their own brands that compete directly with the CCH Group's products. These large retailers and wholesalers could use their increasing market power in a way that could lower the CCH Group's profitability and harm the CCH Group's ability to compete.

Changes in how significant customers market or promote the CCH Group's products could reduce sales volumes.

        The CCH Group's revenue is impacted by how large retailers, such as supermarkets, hypermarket chains and independent wholesalers, market or promote the CCH Group's products. Revenue may, for example, be negatively impacted by unfavourable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Brand image may be negatively affected by aggressive price positioning close to that of non-premium products and private labels. Although the CCH Group seeks to engage its large retail and independent wholesale customers to achieve favourable product placement and in the development and implementation of marketing and promotional programmes, the CCH Group's sales volumes, revenues and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of its products. In addition, there can be no assurance that the CCH Group's large retail and independent wholesale customers, who often act for the CCH Group, the CCH Group's competitors and themselves, will not give the CCH Group's competitors, or their products, higher priority, thereby reducing their efforts to sell the CCH Group's products.

Risks Related to Prevailing Economic Conditions

The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which the CCH Group operates could have a material adverse effect on the CCH Group's business.

        Greece, which accounted for 5.2% of unit sales volume, 6.4% of net sales revenue, 6.9% of financial assets and 5.2% of production capacity of the CCH Group for the year ended 31 December 2012, is currently facing a severe economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic prospects have led to sequential downgrades during 2010, 2011 and 2012 by Standard & Poor's Ratings Services of Greece's sovereign credit ratings to SD (selective default). Additionally, in March 2012, Moody's Ratings Services downgraded Greece's sovereign credit rating to C. As a condition of the second European Monetary Union / International Monetary Fund rescue package announced on 20 February 2012, Greece has committed to further aggressive and wide-ranging fiscal retrenchment during 2013, including increases in taxation. By way of example, Greek law 4110/2013, which was enacted on 23 January 2013, increased the general corporate income tax rate applicable to Greek tax-resident legal entities from 20% to 26%. The magnitude of fiscal adjustments to which Greece has agreed, and any further measures which may be required, are likely to continue to have a significant negative effect on economic activity in Greece. The Greek economy contracted by 6% to 7% in 2012 (as estimated by the Hellenic Statistical Authority), the fifth consecutive year that the economy has been in recession. The Greek unemployment rate reached 27% as at November 2012 (according to the Hellenic Statistical Authority). These negative trends are expected to continue during 2013, taking a heavy toll on disposable income and spending, which has had and will continue to have a material adverse effect on the CCH Group's business, including increased taxation. In addition, the possibility that Greece could default on its sovereign debt obligations, and the consequent effect on its ability to remain part of the Eurozone, cannot be entirely ruled out. Such an event could have severe adverse consequences for the Greek economy and the CCH Group, the magnitude of which is difficult to predict.

Negative financial and economic conditions could lead to reduced demand for the CCH Group's products.

        Negative financial and economic conditions in many countries in which the CCH Group operates have led and could continue to lead to reduced demand for the CCH Group's products, or an increase in price discount activity, or both, which would have a negative impact on the CCH Group's financial position, results of operations and cash flows. Governments have been facing greater pressure on public finances, leading to risk of increased taxation and therefore of a reduction in consumers' disposal income. These factors may also lead to intensified competition for market share as well as reduced tourist activity, with consequential potential adverse effects on volumes. Negative financial and economic conditions may have a negative impact on the CCH Group's customers and other parties with whom the CCH Group does, or may do, business.

        Consumers' disposable income has come under pressure in several of the CCH Group's key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally, have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of the CCH Group's key markets may be adversely affected for an indeterminate period of time.

Increased taxation on the CCH Group's business may reduce the CCH Group's profitability.

        The CCH Group is subject to multiple taxes across each of the jurisdictions in which it operates. The imposition of new taxes, or increases in taxes on the CCH Group's products, may have a material adverse effect on the CCH Group's business, financial condition, prospects and results of operations. The severe fiscal crises currently impacting many of the CCH Group's Territories have resulted in increased taxation on the CCH Group's business. For example, pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the "Extraordinary Contribution of Social Responsibility" assessed for 2009 was €21.2 million, which the CCH Group recorded as a tax charge in 2010.

        Further fiscal measures may continue to result in increased taxation on the CCH Group's business, which would reduce the CCH Group's profits. Governments may also enact or increase taxes that apply to the sale, or production, of the CCH Group's products. In Greece, effective from 1 September 2011, value added tax ( "VAT"), on non-alcoholic beverages and juices, except for mineral water, increased from 13% to 23%. At the end of 2011, in Italy, VAT increased by 2%, bringing the VAT to 23%, and an additional increase of 1% is scheduled for July 2013. In 2011, Hungary introduced a tax on consumption of beverages with sugar and caffeine content higher than a specified amount, which affects the cost to consumers for some of the CCH Group's products. In addition, in Ireland effective from January 2012, VAT increased by 2% to 23%, and in the Czech Republic VAT increased by 4% to 14%, effective from January 2012, and a further 1% increase took effect in January 2013. In Cyprus, effective from January 2013, VAT increased by 1% to 18% and from January 2014 will further increase by 1% to 19%. Higher taxes on the sale of the CCH Group's products, in the form of excise or other consumption taxes, could lead to increased prices, which in turn may adversely affect the sale and consumption of the CCH Group's products and reduce the CCH Group's revenues and profitability. Government imposed deposits or taxes on glass and/or metal packaging material, and/or other materials used in the CCH Group's business, would also reduce the CCH Group's profitability.

The global financial and credit crisis and the Eurozone sovereign debt crisis may have an impact on the CCH Group's financial condition and business prospects that currently cannot be predicted, and increasing interest rates may affect the CCH Group's financial results and ability to obtain credit.

        The credit crisis and related turmoil in the global financial systems, as well as the Eurozone sovereign debt crisis, may have a material impact on the CCH Group's financial condition and business prospects, and the CCH Group may ultimately face major challenges if conditions do not improve. If the capital and credit markets continue to experience volatility and the availability of funds in the capital and credit markets becomes limited, then the CCH Group may face increased interest rates and in the future incur other costs associated with future debt financings and its ability to access the capital markets or borrow money in the future may become restricted at a time when the CCH Group would like, or need, to raise funds, which could have an adverse impact on the CCH Group's flexibility to react to changing economic and business conditions, as well as on the CCH Group's ability to fund its operations and capital expenditures in the future, on its growth rate and on shareholder returns. In addition, if the global financial crisis results in decreases in yield on, or a fall in the value of, investments held by CCH Group's funded pension plans, the CCH Group may have to increase its funding levels of such pension plans from its current funding requirements, which could adversely affect the CCH Group's results of operations and financial condition. Furthermore, changes in the CCH Group's credit rating could have a material adverse effect on its interest costs and, in the longer term, on its financing sources. The CCH Group's credit rating can be materially influenced by a number of factors including, but not limited to, sovereign risk, acquisitions, investment decisions, and capital management activities. While the ultimate outcome and impact of the current crises cannot be predicted, they may have a material adverse effect on the CCH Group's future financial condition and business prospects.

        Countries in which the CCH Group operates also face difficult economic conditions as a result of restrictive fiscal measures imposed in response to the Eurozone sovereign debt crisis. Italy accounted for 14.8% of unit sales volume and 15.6% of net sales revenue in the year ended 31 December 2012. In May 2010 and August 2011, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. The Republic of Ireland accounted for 1.9% of the CCH Group's sales volume in 2012. In November 2010, the Irish government agreed a rescue package with the European Union, the International Monetary Fund and the European Central Bank that continues to require severe fiscal austerity. These measures are likely to negatively impact gross domestic product and employment and could lead to social unrest. These measures are also likely to reduce disposable income and discretionary spending by customers in the CCH Group's Territories of operation located within the European Union, and adversely affect the tourism industry. See also "—The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU Territories in which the CCH Group operates could have a material adverse effect on the CCH Group's business." These consequences have resulted and may continue to result in reduced demand for the CCH Group's products. As a result, the sovereign debt crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group's local operations and the results of the CCH Group on a consolidated basis.

        These measures may also lead to a deterioration in the financial condition of certain of the CCH Group's suppliers. Damage or disruption to the production or distribution capabilities of the CCH Group due to social unrest, political instability, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons could impair the CCH Group's ability to manufacture or sell its products. Further, government fiscal measures in the Territories have resulted and may continue to result in increased taxation on the CCH Group's business, which would reduce the CCH Group's profits. Finally, the Eurozone sovereign debt crisis has created a downward pressure on the euro, resulting in an increase in the prices that the

CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which will further depress the CCH Group's profit margins if it is unable to recover these additional operating costs from its customers through market-based activities. Any one or a combination of these factors may have a material adverse effect on the CCH Group's results of operations and financial condition.

Risks Related to the CCH Group's Business

The CCH Group relies on the reputation of the CCH Group's brands.

        The CCH Group's success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favourable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of the CCH Group's brands could have an adverse effect on the value of those brands and subsequent revenues from those brands or businesses.

Contamination or deterioration of the CCH Group's products could hurt its reputation and depress its revenues.

        The contamination or deterioration of the CCH Group's products, whether actual or alleged, deliberate or accidental, could harm its reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of the products, the stocking and delivery of products to retailers and wholesalers, and the storage and shelving of its products at the final points of sale. Any such contamination or deterioration could result in a recall of the CCH Group's products and/or criminal or civil liability, which could restrict the CCH Group's ability to sell its products and, in turn, could have a material adverse effect on its business and prospects. Similar incidents involving other bottlers of TCCC's products, could also materially and adversely impact the competitiveness and revenues of the CCH Group by harming the reputation of TCCC's brands.

Adverse weather conditions and reduced tourist activity could reduce demand for the CCH Group's products.

        Demand for the CCH Group's products is affected by weather conditions in the Territories in which the CCH Group operates. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of the CCH Group's Territories, increased tourist activity. As a result, unseasonably cool temperatures in the Territories in which the CCH Group operates or reduced tourist activity in certain Territories during the summer season could adversely affect its sales volume and the results of its operations for the year.

Climate change may negatively affect the CCH Group's business.

        There is increasing concern that a gradual increase in global average temperatures due to the increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions as a result of changing weather patterns may limit availability or increase the cost of key agricultural commodities, such as sugarcane, corn, beets, citrus, coffee and tea, which are important ingredients for the CCH Group's products. The increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the CCH Group's supply chain or impact demand for the CCH Group's products. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions, which could limit water availability for the CCH Group's operations. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the CCH Group to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on the CCH Group's business and results of operations.

Miscalculation of infrastructure investment needs could impact the CCH Group's financial results.

        The CCH Group's projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialise. The CCH Group has, in the past, invested substantially in production capacity and sales and distribution infrastructure, particularly in the CCH Group's key Emerging Countries. Such infrastructure investments are generally long-term in nature and it is possible that investments may not generate the expected returns due to changes in the marketplace. Significant changes from the CCH Group's expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect the CCH Group's financial results.

Information technology failures could disrupt the CCH Group's operations and negatively impact its business.

        Information technology, or IT, systems are critical to the CCH Group's ability to manage its business and, in turn, to maximise efficiencies and minimise costs. The CCH Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering, to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCH Group's main IT platform is SAP, an integrated system of software applications. An enhanced version of SAP, called "Wave 2", was developed for the CCH Group in 2006 and since that time has been implemented in 21 of the Territories. Wave 2 is designed to provide advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. In 2011, the CCH Group implemented its shared services project, which is intended to standardise and simplify key finance and human resources processes and, in turn, intended to improve productivity and efficiency within the CCH Group's country operations, all at a reduced cost.

        If the CCH Group does not allocate and effectively manage the resources necessary to build and sustain the proper IT infrastructure, the CCH Group could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. Challenges relating to the building of new IT structures can also subject the CCH Group to certain errors, inefficiencies, disruptions and, in some instances, loss of customers. The CCH Group's IT systems, and the systems of its third party IT service providers may also be vulnerable to a variety of interruptions due to events beyond the CCH Group's control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although the CCH Group has security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities, such measures may not have been effectively implemented or may not be adequate to ensure that its operations are not disrupted. IT interruptions and system failures could have a material and adverse effect on the CCH Group's ability to realise the anticipated improvements in productivity and efficiency relating to, or cost reductions in respect of, the CCH Group's implementation of Wave 2 and its shared services project.

Disruptions to the CCH Group's supply or distribution infrastructure could adversely affect its business.

        The CCH Group depends on effective supply and distribution networks to obtain necessary inputs for its production processes and to deliver its products to its customers. Damage or disruption to such supply or distribution capabilities due to weather, natural disaster, fire, loss of water or power supply, terrorism, political instability, military conflict, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons, could impair the CCH Group's ability to manufacture or sell its products.

        Although the risk of such disruptions is particularly acute in the Emerging Countries, where distribution infrastructure is relatively undeveloped, its operations in Developed and Established Countries are also subject to such risks. In Greece, for example, which is one of the CCH Group's key markets, general transportation strikes in 2010 limited the CCH Group's ability to fulfil customer orders for several weeks, particularly in its higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

        To the extent that the CCH Group is unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse effect on the CCH Group's business and results of operations.

Price increases in, and shortages of, raw materials and packaging materials could materially and adversely affect the CCH Group's results of operations.

        The CCH Group's results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of the CCH Group's operating companies.

        Water, in particular, is the main ingredient in substantially all of the CCH Group's products. As demand for water continues to increase around the world and as the quality of available water deteriorates, the CCH Group may incur increasing production costs or face capacity constraints. Sugar is also a primary ingredient in many of the CCH Group's products and has recently experienced significant price increases and volatility.

        The supply and price of raw materials and packaging materials used for the production of the CCH Group's products can be affected by a number of factors beyond its control, including the level of crop production around the world, global supply and demand, export demand, market fluctuations, speculative movements in the raw materials or commodities markets, exchange rates, currency controls, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

        The CCH Group cannot predict future availability, or prices, of the raw materials or commodities required for its products. The markets for certain raw materials or commodities have experienced, and will continue to experience, shortages and significant price fluctuations. Such factors may affect the price and availability of ingredients that the CCH Group uses to manufacture its products, as well as the cans and bottles in which its products are packaged.

        In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase the CCH Group's operating costs, which will depress its profit margins if it is unable to recover these additional operating costs from its customers. Although supply agreements and derivative financial instruments can protect against increases in raw material and commodities costs, they cannot provide complete protection over the longer term. Moreover, since hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery, it is possible that the CCH Group may become locked into prices that are ultimately higher than the actual market price at the time of delivery.

        A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede the CCH Group's production process if the CCH Group is unable to find suitable substitutes. In each case, this could have a materially adverse effect on the CCH Group's results of operations. You should read Item 4,

"Information on the Company—Business Overview—Raw Materials," and Item 5, "Operating and Financial Review and Prospects—Principal Factors Affecting the CCH Group's Results of Operations—Raw material costs," for additional information on the CCH Group's procurement of packaging and raw materials and the cost of raw materials.

Increases in the cost of energy could affect the CCH Group's profitability.

        The CCH Group uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and, in some of its Territories, to operate fleets of motor vehicles. Due to the nature of its business, the CCH Group is particularly reliant on energy and a substantial increase in the price of fuel and other energy sources would increase the CCH Group's costs and, therefore, could negatively impact its profitability. The CCH Group is particularly reliant on natural gas exports from the Russian Federation and would be particularly affected by any restriction of natural gas exports from that country.

Fluctuations in exchange rates may adversely affect the CCH Group's results of operations and financial condition.

        The CCH Group derives a portion of its revenues from Territories that have functional currencies other than its reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impacts the CCH Group's income statement and balance sheet when its results are translated into euro. If the euro appreciates in relation to these currencies, then the euro value of the contribution of these operating companies to the CCH Group's consolidated results and financial position will decrease.

        The CCH Group incurs currency transaction risks whenever one of its operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, the CCH Group purchases raw materials which are priced predominantly in euro and US dollars, while the CCH Group currently sells its products in Territories other than Austria, Cyprus, Estonia, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia, in local currencies. Although the CCH Group uses financial instruments to attempt to reduce its net exposure to currency fluctuations, there can be no assurance that it will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long-term. The CCH Group attempts to reduce its currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, the CCH Group cannot assure that it will be able to manage its currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on its financial condition or results of operations.

The CCH Group is exposed to the impact of exchange controls, which may adversely affect its profitability or its ability to repatriate profits.

        The currencies of Nigeria, Ukraine, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These Territories represented 14.8% of unit sales volume and 12.5% of net sales revenue for the year ended 31 December 2012. In addition, it is possible that if Greece, Italy, Ireland or any other country in which the CCH Group operates or is established ceases to use the euro as its currency, that country would apply exchange controls. In Territories where the local currency is, or may become, convertible or transferable only within prescribed limits or for specified purposes, it may be necessary for the CCH Group to comply with exchange control formalities and to ensure that all relevant permits are obtained before it can repatriate profits of its subsidiaries in these Territories. Such controls may have a material adverse effect on the CCH Group's profitability or on its ability to repatriate profits that it earns out of these Territories or otherwise have a negative impact on the capital markets of such Territories.

The CCH Group's operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause the CCH Group to incur liabilities or additional costs or limit its business activities.

        The CCH Group's production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labour, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of the CCH Group's products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of the CCH Group's products and reduce its revenues and profitability. You should read Item 4 "Information on the Company—Business Overview—Regulation," for additional information on the regulations to which the CCH Group is subject.

        Some environmental laws and regulations may result in significant additional costs or diminish the CCH Group's ability to formulate and implement marketing strategies that it believes could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the Territories in which the CCH Group operates have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programmes have included, for example, requiring the achievement of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require the CCH Group to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and negatively affect the CCH Group's sales. In addition, such legislation could prevent the CCH Group from promoting certain forms of profitable non-returnable packages or could otherwise adversely impact its business and prospects. For additional information, see Item 4, "Information on the Company—Business Overview—Environmental matters".

        The CCH Group is subject to a broad range of environmental, health and safety laws and regulations in each of the Territories in which it operates. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If the CCH Group fails to comply with applicable environmental standards, it may face liabilities. In the event of gradual pollution, potential liabilities could be greater for which insurance policies are not readily available in the insurance market. However, the CCH Group holds insurance coverage restricted to third party bodily injury and/or property damage in respect of sudden, identifiable, unintended and unexpected incidents.

        Environmental regulations are becoming more stringent in many of the Territories in which the CCH Group operates. In particular, governments and public interest groups are becoming increasingly aware of and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions, as well as the CCH Group's own commitment to social and environmental responsibility, might require increased investment in energy conservation and emissions reduction technologies, both at the production stage and with respect to the CCH Group's cooler infrastructure, which may result in increased capital expenditure, greater operating costs, or both.

        In addition, the trend toward increased consumer focus on health and fitness, as well as public concerns about obesity, have in recent years led to the consideration by governments of new taxes on certain food and beverage products, including sugar-sweetened beverages. In 2011, Hungary introduced a tax on the consumption of beverages with sugar or caffeine content higher than a specific amount, which increased the cost to consumers for some of the CCH Group's products. Possible new taxes on sugar-sweetened or caffeinated beverages in the Territories in which the CCH Group operates may reduce demand for its products, which could affect its profitability.

Other Risks Related to an Investment in the Ordinary Shares or ADSs of CCH

You may not be able to enforce judgments against CCH or some of its directors or officers.

        CCH is incorporated under the laws of Greece. Substantially all of the CCH Group's assets are located outside the United States. In addition, the majority of CCH's officers and directors are residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States upon these persons or enforce a US court judgment based on civil liabilities under the US federal securities laws against CCH or these persons. Courts outside the United States, including in Greece, may decide not to impose civil liability on CCH, its directors or its officers for a violation of the federal securities laws of the United States. In addition, there is uncertainty as to the enforceability in Greece of judgments of United States courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy, as determined by Greek courts. In addition, it is uncertain if a Greek court would apply the federal laws of the United States in any action brought before such court. You may therefore not be able to enforce certain US judgments in civil and commercial matters against CCH or some of its officers or directors.

Sales of substantial amounts of the ordinary shares of CCH by Kar-Tess Holding or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of the ordinary shares or ADSs of CCH.

        Kar-Tess Holding and the TCCC Entities have agreed among themselves to maintain their combined shareholding until 31 December 2013 at no less than 44% of the outstanding share capital of CCH (and at no less than 40% of the outstanding share capital of CCH thereafter, until expiration of the shareholders' agreement). The current term of the shareholders' agreement extends to 31 December 2018, after which either group of parties may terminate it on three months' written notice. Kar-Tess Holding and the TCCC Entities have also agreed to maintain their individual shareholdings until 31 December 2013 at no less than 22% of CCH's outstanding share capital (and at no less than 20% of CCH's outstanding share capital thereafter until expiration of such agreement). However, Kar-Tess Holding and the TCCC Entities may sell additional ordinary shares in CCH, subject only to the limitations set forth in their shareholders' agreement. Under the shareholders' agreement, Kar-Tess Holding or any of the TCCC Entities may consent to sales of ordinary shares by the other party at any time.

        The shareholders agreement will terminate effective upon receipt by each of Kar-Tess Holding and TCCC Entities, or their assigns, of shares of CCHBC (as defined below) in settlement of the Share Exchange Offer and will not be renewed in relation to CCHBC. Accordingly, The Coca-Cola Company Entities and Kar-Tess Holding (or their respective assigns) will not be required to obtain each other's consent in order to sell, transfer or otherwise dispose of any of their Coca-Cola HBC Shares.

        Sales of substantial amounts of the ordinary shares of CCH in the public market by Kar-Tess Holding or any of the TCCC Entities, or the perception that such sales could occur, could adversely affect the market price of the ordinary shares or ADSs of CCH and, as a result, could also adversely affect CCH's ability to raise capital through future capital increases.

The euro/US dollar exchange rate could adversely affect the market price of the ordinary shares of CCH and the US dollar value of dividends paid by CCH in respect of its ordinary shares and ADSs.

        The price of the ordinary shares of CCH is quoted in euro. Movements in the euro/US dollar exchange rate may affect the US dollar price of the ADSs of CCH and the US dollar equivalent of the price of the ordinary shares of CCH. CCH will calculate and pay any cash dividends in euro. As a result, exchange rate movements will affect the US dollar amount of dividends that you will receive from the Depositary if you hold ADSs of CCH.

Pre-emptive rights may not be available to you and, as a result, your investment could be diluted.

        Under Greek law, prior to the issue of any class of shares, a company incorporated in Greece is required to offer existing holders of such class of shares pre-emptive rights to subscribe and pay for sufficient new shares to maintain their existing ownership percentages. US holders of the ADSs or ordinary shares of CCH may not be able to exercise pre-emptive rights for new ordinary shares unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights and new ordinary shares, or an exemption from the registration requirements is available. CCH's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, the perceived benefits to CCH of enabling US holders of its ADSs or ordinary shares to exercise their pre-emptive rights and any other facts, which CCH considers appropriate at the time. To the extent that US holders of the ADSs or ordinary shares of CCH are not able to exercise pre-emptive rights granted in connection with an issue of the ordinary shares of CCH, their proportional shareholding in CCH would be diluted.

The Athens Exchange may be less liquid than other major exchanges, and may exhibit volatility, which may adversely affect your ability to trade the ordinary shares of CCH.

        The principal trading market for the ordinary shares of CCH is the Athens Exchange. The Athens Exchange may be less liquid than major markets in Western Europe and the United States. As a result, shareholders may have difficulty buying and selling the ordinary shares of CCH, especially in large numbers. In 2012, the average daily trading volume on the Athens Exchange was approximately €51.9 million and the average daily trading volume of the ordinary shares of CCH on the Athens Exchange was approximately €3.7 million. In 2011, the average daily trading volume on the Athens Exchange was approximately €80.9 million and the average daily trading volume of the ordinary shares of CCH on the Athens Exchange was approximately €5.4 million. By comparison, in 2010, the average daily trading volume on the Athens Exchange was approximately €139.4 million and the average daily trading volume of the ordinary shares of CCH on the Athens Exchange was approximately €6.2 million.

        In addition, stock markets in general, including the Athens Exchange, can be highly volatile. You may not be able to trade large amounts of the ordinary shares or ADSs of CCH during or following periods of volatility. You should read Item 9, "The Offer and Listing—Offer and Listing Details" for additional information on the Athens Exchange.

Greek corporate law and the articles of association of CCH may not grant you certain of the rights and protections generally afforded to shareholders of US companies under US federal and state laws.

        The rights provided to shareholders of CCH under Greek corporate law and the articles of association of CCH differ in certain respects from the rights that you would typically enjoy as a shareholder of a US company under applicable US federal and/or state laws. For example, only shareholders holding a minimum of 5% of the share capital of CCH may ask for an inspection of the corporate records of CCH, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Furthermore, CCH will generally be exempt from the US Securities Exchange Act of 1934 rules regarding the content and furnishing of proxy statements to the shareholders of CCH. Under Greek corporate law, shareholders are also unable to initiate a derivative action, a remedy typically available to shareholders of US companies, in order to enforce a right of CCH, in case CCH fails to enforce such right itself. In addition, a majority of more than 80% of the shareholders of CCH may release a director from any liability, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that two years have lapsed since the cause of action arose against such director. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty. The directors, officers and principal shareholders of CCH will also be exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the US Securities

Exchange Act of 1934. However, these persons are and will continue to be required to comply with applicable Greek legislation prohibiting insider dealing. Finally, Greek corporate law imposes a particular set of restrictions on the ability of a Greek company to repurchase its own shares, which could be more restrictive than the share repurchase regime applicable to US companies, and does not provide for any kind of appraisal rights in the case of a business combination.

        For additional information on these and other aspects of Greek corporate law and the articles of association of CCH, you should read Item 9, "The Offer and Listing—Markets—Market regulation," Item 10, "Additional Information—Share Capital" and Item 10, "Additional Information—Memorandum and Articles of Association". As a result of these differences between Greek corporate law and the articles of association of CCH, and US federal and state laws, in certain instances you could receive less protection as a shareholder of CCH than you would as a shareholder of a US company.

ADS holders may not be able to exercise voting rights or receive distributions as readily as holders of ordinary shares.

        Holders of ADSs who would like to vote their underlying shares at the general meetings of CCH must instruct Citibank N.A. as Depositary on how to vote these underlying shares. Neither CCH nor Citibank N.A. as Depositary can guarantee that you will receive the notice for the general meeting or any voting materials provided by Citibank N.A. in time to ensure that you instruct Citibank N.A. to vote the ordinary shares underlying your ADSs. In addition, Citibank N.A. and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that your vote may not be carried out in the manner intended and, in such instance, there is no recourse. In addition, you may not receive the distributions made by CCH on its ordinary shares or any value for them if it is illegal or impracticable for Citibank N.A. to make them available to you.

ITEM 4    INFORMATION ON THE COMPANY

A.    History and Development of CCH and the CCH Group

        The CCH Group was formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on 9 August 2000.

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

        Hellenic Bottling Company S.A.'s original territory was Greece, where TCCC granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to the acquisition of Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, FYROM (through an equity investment), Serbia, Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Romania, Moldova and part of the Russian Federation (through an equity investment).

        In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of TCCC, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. The Territories served by Coca-Cola Beverages plc consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and

Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of TCCC. As a result, immediately prior to its acquisition by Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc's acquisition by Hellenic Bottling Company S.A., TCCC held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of TCCC for Saudi Arabia, held a 10.8% interest, while the remainder of Coca-Cola Beverages plc's shares were publicly held.

        Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of TCCC in the world at that time, based on sales volume. The CCH Group retained its headquarters in Athens and CCH's shares were listed on the Athens Exchange, with secondary listings on the London Stock Exchange and the Australian Stock Exchange.

        On 23 November 2001, the CCH Group purchased from TCCC all of its wholly-owned and majority-owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiary of Star Bottling Limited is LLC Coca-Cola HBC Eurasia following the merger of LLC Coca-Cola Vladivostok Bottlers in 2005. In addition, on the same date the CCH Group also purchased TCCC's 40% interest in Coca-Cola Molino Beverages Limited, a company in which the CCH Group already held the remaining 60%. As a result of this acquisition, the CCH Group gained the exclusive rights to sell and distribute products of TCCC throughout the Russian Federation. On 2 January 2002, the CCH Group completed the acquisition from TCCC of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

        On 5 April 2006, the CCH Group successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of TCCC, as well as its own juice and dairy products. Following completion of the tender offer, the CCH Group acquired 95.4% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Following completion of the tender offer, the CCH Group initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited was subsequently delisted from the Cyprus Stock Exchange. Subsequent to the date of acquisition and up to 31 December 2006, the CCH Group acquired an additional 11,218,735 shares representing 4.5% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing the CCH Group's equity ownership to 99.9%. Effective 28 March 2008, the CCH Group sold the "Lanitis" juice trademarks to TCCC. In December 2008, the CCH Group acquired the remaining share capital of Lanitis Bros Limited, bringing its equity ownership to 100%.

        On 11 December 2008, the CCH Group acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola bottler in Italy. The territory of Socib S.p.A. covered the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which included the assumption of debt of €38.9 million.

        CCH listed its ADSs on the New York Stock Exchange on 10 October 2002.

        Since 2002, the CCH Group has expanded its presence in the combined Still and Water beverages category. The CCH Group acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral

Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and the CCH Group developed the NaturAqua mineral water brand in Hungary (November 2002) and the Olimpja water brand in Bosnia (August 2004).

        The CCH Group acquired jointly with TCCC, Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves (July 2006).

        The CCH Group also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006), a direct full service vending company in Italy, Eurmatik S.r.l. (May 2007) and a company owning a newly constructed production facility in the Russian Federation, OOO Aqua Vision (September 2007). Eurmatik S.r.l. was subsequently sold in February 2011.

        During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o., bringing the CCH Group's interest in these subsidiaries to 100%.

        On 11 October 2012, Coca-Cola HBC AG ("CCHBC") announced a voluntary share exchange offer (the "Share Exchange Offer") to acquire all of the outstanding ordinary shares and ADSs of CCH in exchange for new ordinary shares or ADSs of CCHBC on a one-for-one basis. The purpose of the Share Exchange Offer by CCHBC is to facilitate a premium listing of the CCH Group on the London Stock Exchange and a listing on the New York Stock Exchange under a new Swiss holding company, CCHBC. CCHBC has also applied for a parallel listing for the ordinary shares of CCHBC on the Athens Exchange subject to necessary approvals. If, at the completion of the Share Exchange Offer, CCHBC holds ordinary shares of CCH representing at least 90% of the total voting rights in CCH (calculated excluding ordinary shares of CCH held in treasury), CCHBC will initiate a compulsory buy-out procedure under Greek law to cause any remaining holders of ordinary shares of CCH to transfer those ordinary shares to CCHBC. Holders of ordinary shares of CCH that were not acquired in the Share Exchange Offer will also have the option to sell such shares to CCHBC pursuant to a compulsory sell-out procedure under Greek law at any time during the three months after the publication of the results of the Share Exchange Offer.

        CCHBC was incorporated and registered in Switzerland on September 19, 2012. As of the date hereof, CCHBC's sole shareholder is Kar-Tess Holding. CCHBC, which currently has a fully paid-up share capital of CHF 100,000 and has received an additional equity contribution of €1.5 million from Kar-Tess Holding, was incorporated in order to facilitate the Share Exchange Offer and has no operations and no material assets or liabilities other than in connection with the Share Exchange Offer. The Share Exchange Offer is not expected to materially change the CCH Group's current dividend policy. The Share Exchange Offer may, however, affect the CCH Group's current capitalisation, in the event that ordinary shares of CCH are acquired for cash pursuant to certain compulsory buy-out and/or compulsory sell-out procedures. CCHBC has entered into a committed facility agreement of up to €550,000,000 in order to finance such acquisitions for cash.

        Separate documentation for the Share Exchange Offer will be made available to holders of ordinary shares of CCH located in the United States and holders of ADSs of CCH, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

        CCH and CCHBC may be required to file materials relevant to the Share Exchange Offer with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from CCHBC and CCH, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

        CCH's address is: 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece. CCH's telephone number is (011) 30 210 618 3100. CCH has appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its agent for service of process in any suit, action or proceeding with respect to its ordinary shares or ADSs and for actions under US federal or state securities laws brought in any US federal or state court located in The City of New York, Borough of Manhattan, and it has submitted to the jurisdiction of such courts. CCH's authorised representative in the United States is Puglisi & Associates.

B.    Business Overview

Overview

Business and products

        The CCH Group owns, controls and operates a network of independent bottling plants and warehousing and distribution systems. The CCH Group operates 71 plants and 299 filling lines and maintains 287 distribution centres and 79 warehouses throughout the Territories. The CCH Group principally produces, sells and distributes non-alcoholic ready-to-drink beverages under bottlers' agreements and franchise arrangements with third parties and under its own brand names. The CCH Group also distributes beer and third party premium spirits in certain of its central and eastern European operations. The scale and reach of the CCH Group's distribution network and production capacity is a key element in its ability to deliver on its commercial objectives of developing and growing the range and penetration of its portfolio of products in each of the Territories.

        The CCH Group produces, sells and distributes an extensive portfolio of non-alcoholic ready-to-drink beverages. The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers' agreements with TCCC. In some Territories the CCH Group also produces, sells, distributes and markets its own brands of juice and Water beverages. In addition, the CCH Group bottles and distributes beer in Bulgaria and FYROM and the CCH Group distributes a selected number of third party premium spirit brands in certain central and eastern European operations. The CCH Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 581 million people (including the CCH Group's equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in FYROM). In the year ended 31 December 2012, the CCH Group sold approximately 2.1 billion unit cases, generating net sales revenue of €7.0 billion. In the year ended 31 December 2011, the CCH Group sold approximately 2.1 billion unit cases, generating net sales revenue of €6.8 billion. The products that the CCH Group produces, sells and distributes include Sparkling beverages and Still and Water beverages. The combined Still and Water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2012, the Sparkling beverages category accounted for 69% and the combined Still and Water beverages category accounted for 31% of the CCH Group's sales volume, as compared, respectively, to 68% and 32% in the year ended 31 December 2011. The CCH Group sells, produces and distributes products in a range of flavours and package combinations which vary from country to country.

        The CCH Group is one of TCCC's key bottlers. TCCC considers the CCH Group to be a strategic partner, based on factors such as size, geographic diversification and financial and management resources and in which TCCC has a significant equity interest. In their day-to-day business relationship, TCCC and the CCH Group work closely together to maximise the success of TCCC's brand-related business. Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's products (involving, for example, building TCCC brand equity, analysing consumer preferences and formulating general strategies and media advertising plans), the CCH Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and marketing strategy in each of its relevant Territories.

        The CCH Group has entered into bottlers' agreements with TCCC for each of the Territories under which the CCH Group has the right to exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of these Territories. Sales of products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012, with sales of products under the Coca-Cola brand, the world's most recognised brand, representing approximately 41% of the CCH Group's total sales volume in that period. In addition to the Coca-Cola brand, the CCH Group's other core brands include Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its Territories under the Diet Coke trademark) and Coca-Cola Zero. The CCH Group's core brands together accounted for approximately 63% of its total sales volume in the year ended 31 December 2012. The CCH Group also produces, sells and distributes a broad range of brands of other Sparkling, Still and Water beverages which varies from country to country. It also distributes third party premium spirits which also vary from country to country. The CCH Group is committed to exploring new growth opportunities in the Sparkling, Still and Water beverages category with TCCC by introducing new products and packages that satisfy the changing demands and preferences of consumers for those products in the CCH Group's markets. The CCH Group is also committed to expanding its distribution of third party premium spirits.

        For further information on the CCH Group's relationships with the TCCC Entities, see Item 7, "Major Shareholders and Related Party Transaction—Related Party Transactions—Relationship with The Coca-Cola Company".

Markets

        The CCH Group divides its Territories into three reporting segments. The Territories included in each segment share similar socio-economic characteristics, consumer habits, per capita consumption levels, as well as regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group's three reporting segments are as follows:

  •
  Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM (through an equity investment).

Strengths

World's leading brands

        The CCH Group produces, sells and distributes Coca-Cola, the world's leading brand of non-alcoholic ready-to-drink beverages in terms of sales volume and the world's most recognised brand. The other brands licensed to the CCH Group by TCCC are also among the leading brands in their market categories. In particular, Coca-Cola light (which the CCH Group sells in some of its Territories, under the Diet Coke trademark), Sprite and Fanta, together with Coca-Cola, are four of the world's five best-selling non-alcoholic ready-to-drink beverages in terms of sales volume.

Key bottler of TCCC

        The CCH Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume, reflecting its strategic importance within the Coca-Cola bottling system. The CCH Group operates in 28 countries with a total population of approximately 581 million. The CCH Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCH Group's Territories and, ultimately, increase value to the CCH Group's shareholders over the long-term.

Balanced portfolio of markets

        The CCH Group has a balanced mix of markets, including more mature markets in its Established and Developing Countries and markets with high-growth potential in its Emerging Countries. This balance allows the CCH Group to minimise external financing of its long-term growth and limit its exposure to the effects of potential economic or political instability in some of the CCH Group's Territories.

Significant markets with high-growth potential

        The CCH Group believes that many of its Developing and Emerging Countries are underdeveloped in terms of Sparkling and Still beverages and Water beverage consumption as indicated by the total non-alcoholic ready-to-drink beverages' per capita consumption levels. As the beverage of choice in the Emerging and Developing Countries continues to evolve from tap water and homemade drinks towards branded, premium Sparkling, Still and Water beverages, the CCH Group believes that it is well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these Territories through increased market penetration, but Territories such as Nigeria generally have a more favourable demographic profile for Sparkling beverages consumption since there are larger numbers of young people who generally consume more Sparkling beverages and the population growth rate in Nigeria is much higher than in the Established and Developing Countries.

Developed production and distribution capability

        Since 2002, the CCH Group has invested approximately €4.9 billion in property, plant and equipment, to modernise its plant infrastructure and to expand the availability of cold drink equipment such as coolers. The CCH Group also maintains 287 distribution centres and 79 warehouses and it operates 71 plants and 299 filling lines throughout the Territories. As a result, the CCH Group believes that it has the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of its products, especially the more profitable single-serve packages.

        In many of the Territories in which the CCH Group operates, it believes its distribution network is the most extensive in the Sparkling and Still beverages and Water beverages sectors.

Large and skilled sales force

        The CCH Group believes that it has one of the largest and best-trained sales forces in the non-alcoholic ready-to-drink beverages industry in each of its Territories, employing an average of 39,736 employees (on a full-time equivalent basis) across its operation for the year ended 31 December 2012. This allows the CCH Group to work closely and develop strong relationships with its customers.

Substantial scale benefits

        The CCH Group's scale offers significant opportunities arising from the sharing of knowledge and best practices across its Territories, procurement savings, and coordination and optimisation of investment planning, including capital expenditure.

Experienced management

        The CCH Group's senior management team has extensive experience in the non-alcoholic ready-to-drink beverages industry. This provides the CCH Group with strong knowledge of the industry, familiarity with its customers, and understanding of the development, manufacture and sale of its products.

Strategy

        The CCH Group's strategic objective is to maximise shareholder value over time. The CCH Group's management uses the following key measures to evaluate the CCH Group's performance: volume, market share, net sales revenue per unit case, Adjusted EBITDA, free cash flow and ROIC. For further details on the CCH Group's calculation of Adjusted EBITDA and ROIC, see Item 5, "Operating and Financial Review and Prospects".

        In order to achieve this objective, the CCH Group has devised a strategy based on the following four strategic pillars:

  •
  Community Trust: caring for the communities in which the CCH Group operates by adding value, which helps the CCH Group win their trust, loyalty and build a long-lasting reputation for its business;

  •
  Consumer Relevance: refreshing the CCH Group's consumers and catering to their evolving needs and preferences;

  •
  Customer Preference: developing the CCH Group's markets by delivering superior services to its customers; and

  •
  Cost Leadership: improving efficiency and optimising use of capital, while driving overall cost efficiency throughout the organisation.

        A key enabler of the CCH Group's four strategic initiatives is building people capabilities, ensuring that the CCH Group has talent in key positions throughout the organisation and investing in the CCH Group's people to drive a high performance mindset now and in the future.

Caring for the communities in which the CCH Group operates.

        The CCH Group understands that sustainable growth for its business goes hand in hand with sustainable development for its communities. The CCH Group is deeply committed to creating value for these communities and building its reputation as a trusted partner and a force for positive change.

        The CCH Group remains committed to leading initiatives aimed at wastewater treatment, energy, efficiency and climate protection and efforts aimed at reducing the amount of raw materials used in the

CCH Group's packaging. At the same time, the CCH Group continues to promote active lifestyles, encourage community and volunteer work and support road safety.

Refreshing the CCH Group's consumers and catering to their evolving needs and preferences

        Consumer needs and demands are constantly evolving throughout the CCH Group's markets. In order to remain relevant to its consumers the CCH Group establishes clear category and brand priorities and defines focused objectives. The CCH Group drives innovation by continuously building on its strong family of brands and introducing new flavours and packages, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. For example, in many of the CCH Group's markets where adults are a growing segment of the consumer base, the CCH Group has launched several product innovations to ensure it meets their expectations. The CCH Group sells Coke Zero, a full-flavour no-calorie Coca-Cola beverage that is popular among adult consumers, in 19 out of its 28 markets. In addition, by undertaking the distribution of a select number of premium spirit brands, the CCH Group is well placed to capitalise on an increasingly important consumption opportunity: the attractiveness of the CCH Group's products as mixers with premium spirits in restaurants and on other "immediate consumption" occasions.

        The CCH Group blueprint for ensuring ongoing consumer relevance can be summarised in a simple formula: availability; affordability; acceptability; activation and attitude.

        Availability means placing the CCH Group's range of products within easy reach of consumers in the "right" package, in the "right" location, at the "right" time. The CCH Group focuses on developing strong relationships with its customers in order to ensure that the "right" products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic beverage.

        Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the "right" price. In doing so, the CCH Group aims to reach as many consumers as possible while taking into account the differing levels of purchasing power in the Territories in which it operates.

        Acceptability means supplying an extensive and growing range of products that meet the highest quality standards in each country, enhancing their acceptability to consumers. The CCH Group's experience in quality control, customer service and efficient distribution, combined with a detailed understanding of consumer needs and access to the most effective communications channels, allows it to reach out to customers and consumers in each of the CCH Group's markets and meet their demands.

        Activation means motivating consumers to choose the CCH Group's products by improving product availability and attractiveness at the point of purchase and by building brand strength in its local markets. The CCH Group achieves this in close cooperation with its customers through the placement of cold drink equipment, such as coolers and vending machines, the provision of signage and other point of sale materials and the implementation of local marketing and promotional initiatives.

        Attitude is about the way the CCH Group's sales representatives and its people behave every day in their interactions with the customers ensuring that the CCH Group meets their needs with an objective to become a preferred supplier.

Developing the CCH Group's markets by delivering superior customer services

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCH Group's markets. The CCH Group response has been to re-emphasise "customer preference" as a core value of its business. This means building true partnerships that create sustainable value and profitable growth for the CCH

Group's business and its customers across all key channels. By finding new ways to win together in the marketplace, the CCH Group aims to be the preferred supplier to all of its customers. To achieve this, the CCH Group has adopted a comprehensive set of initiatives designed to build collaborative customer relationships and ensure excellent execution.

        In order to ensure that the CCH Group is executing in ways that drive consumer relevance and revenue growth, the CCH Group has developed a strategic tool that is called "OBPPC" (Occasion, Brand, Price, Package, Channel), which the CCH Group has turned into an integral part of its business: for each consumption occasion, the CCH Group offers relevant brands and in appropriate packages, at the right price, in the target channel. This strategic tool, when backed by rigorous market research and innovative in-store solutions, is a powerful way of identifying and capturing untapped opportunity in the markets that the CCH Group serves. The CCH Group begins by conducting a detailed analysis of the shopping experience: the different occasions that motivate consumers to shop, the retail customer environment and the product offering in a market outlet. From this, the CCH Group gains insights about brand, package and price offers that best suit the consumer's specific needs and, based on those, it develops in-store executions for that channel that will grow revenue both for the CCH Group's customers and for its business. Finally, the CCH Group assesses the results and adjusts execution strategies accordingly.

        In addition, over the last few years the CCH Group introduced the concept of joint value creation with key customers, which is built on the premise that beverages offer significant growth not only for the CCH Group, but also for its retail customers. The CCH Group has also established customer care centres that provide a single and efficient point of contact between customers and the CCH Group leading to improved satisfaction scores.

        Finally, the CCH Group's execution in the marketplace is enhanced through its "Hellenic Good Morning!" initiative whereby the CCH Group's sales force teams in each country meet on a daily basis, set key targets for each day, review results from the previous day and reward best performers.

        The level of the CCH Group's execution success in the market is monitored and improved through a 360 degree process which consists of creating the plan of success for each channel, defining the standards for execution excellence, tracking actual performance through market surveys and then coaching the sales force while rewarding successful performance.

Improving efficiency and optimising use of capital, while at the same time driving cost efficiency throughout the CCH Group

        The CCH Group has benefited from the increase in its size over the past years:

  •
  by centralising the CCH Group's strategic procurement function, it has been able to optimise its raw materials and packaging costs; and

  •
  by implementing best practices across the CCH Group, it has been able to improve its manufacturing, sales and distribution systems.

        The CCH Group intends to continue taking advantage of these benefits of scale to improve the efficiency of its operations. In 2011, the CCH Group's shared services project, the Coca-Cola Hellenic Business Services Organisation, commenced operations in Sofia, Bulgaria. The objective of the Coca-Cola Hellenic Business Services Organisation is to standardise, encourage partnership in, and simplify key finance and human resources processes, which in turn, is expected to improve productivity and efficiency within the CCH Group's country operations at a reduced cost. The CCH Group's finance and human resources transactional processes have been successfully transitioned in a phased approach over 2011 and 2012 in 19 of its countries and 3 corporate offices. The CCH Group intends to integrate more countries and processes in the Coca-Cola Hellenic Business Services Organisation over the next 12-18 months. The CCH Group will continue to balance investment in new production and distribution infrastructure with improved utilisation of existing capacity. The CCH Group also continues to invest in advanced IT systems in some of its markets to enhance productivity.

        As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCH Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

        At the same time, the CCH Group continues to manage its capital expenditure carefully by focusing its investment on more profitable areas of its business, such as cold drink equipment for use in its immediate consumption channels, such as restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in the immediate consumption channels typically generate lower volume and higher margins per retail outlet than the future consumption channels. Through the careful management of its capital expenditure, the efficient deployment of its assets, including cold drink equipment and distribution infrastructure, across the CCH Group's Territories and the use of appropriate financing arrangements, the CCH Group aims to optimise the utilisation of its capital.

        Besides managing the allocation of its capital resources, the CCH Group constantly monitors its prevailing cost base and seeks to manage its operating expenses, a critical element for its long-term strategy for market leadership and sustainable growth. At the heart of this strategy are the CCH Group's ongoing efforts to create a cost management mindset and nurture a culture of cost ownership throughout the organisation. Encouraging all of the CCH Group's people to "act like owners" of the business is an important element in creating a cost base that will not only be competitive in the context of the CCH Group's industry, but also sustainable in the long-term.

        Finally, the CCH Group's IT infrastructure, especially following the roll-out of SAP 'Wave 2', in 26 out of its 28 Territories, is already acting as a critical enabler in achieving all of the above cost leadership initiatives.

Products

        The CCH Group produces, sells and distributes Sparkling, Still and Water beverages under the brands of TCCC in all of its Territories. The CCH Group also produces, sells and distributes Sparkling beverages under the brands that TCCC acquired for certain Territories from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly-owned subsidiary of The Coca-Cola Company, has granted to the CCH Group the rights to produce, sell and distribute these beverages in the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, FYROM, Slovenia, Serbia and Montenegro, Estonia, Lithuania and Latvia. In some of its Territories, the CCH Group produces, sells and distributes Still and Water beverages (including ready-to-drink tea) licensed by Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. TCCC owns the trademarks for all of the beverages of TCCC that the CCH Group produces, sells and distributes in each country in which the CCH Group operates. As a result, the CCH Group relies on TCCC to protect its brands in the CCH Group's markets.

        In some of its Territories, the CCH Group also produces, sells, distributes and markets its own brands. These include the CCH Group's range of Amita juices in Greece and Italy, its mineral water, Avra, in Greece and Cyprus, the CCH Group's Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland, and the CCH Group's Lanitis dairy products in Cyprus. The CCH Group also distributes certain Sparkling, Still and Water beverages and other products which it purchases from other companies unaffiliated with TCCC in some of the CCH Group's Territories. The CCH Group also distributes certain third party premium spirits in some of its Territories.

        In the year ended 31 December 2012, Sparkling beverages of TCCC accounted for 68% of the CCH Group's sales volume, Still and Water beverages of TCCC, principally Bonaqua, Dorna and Valser waters, Cappy juices and Powerade, together with Nestea, licensed to the CCH Group by Beverage Partners Worldwide, accounted for approximately 28% of the CCH Group's sales volume. In the year ended 31 December 2012, other beverages, principally its Amita juices and Avra waters, accounted for approximately 4% of the CCH Group's sales volume. The following table sets forth the CCH Group's top five brands in the year ended 31 December 2012 in terms of sales volume as a percentage of its total sales volume:

Sales volume in the year ended 31 December 2012 as a percentage of total sales volume
Coca-Cola	41%
Fanta	10%
Sprite	7%
Bonaqua/Bonaqa	5%
Nestea	5%

Total	68%

        The CCH Group offers its beverages in both refillable and non-refillable packages and in a range of flavours designed to meet the demands of its consumers. The main packaging materials for the CCH Group's beverages are PET (polyethylene terephthalate, a plastic resin), glass and cans. In addition, the CCH Group provides fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished Sparkling, Still and Water beverages to consumers in cups or glasses. The following table sets forth some of the CCH Group's products, including:

products that TCCC and third parties have licensed to the CCH Group; products that the CCH Group owns; and third party products that it distributes.

Products licensed from TCCC (Sparkling)	Products licensed from TCCC (Still and Water)	Products licensed from third parties	The CCH Group's own products	Third party products distributed by the CCH Group
Coca-Cola/Coke	Bankia	Almdudler	Amita	Amstel(9)
Coca-Cola light/Coke	Bistra	illyissimo(4)	Avra	Appletiser
light/Diet Coke	Bonaqa/Bonaqua/	Joy	Deep River Rock	Asti Martini(10)
Coca-Cola Zero/Coke	Bon-Acqua	Magic Summer	Fruice	Bacardi(10)
Zero	botaniQ(1)	Nestea(5)	Frulite	Bacardi Breezer(10)
Cherry Coca-Cola/	Cappy	RIO	Lanitis Milk	Bombay Sapphire(10)
Cherry Coke	Diva	Sens	Lyttos	Canada Dry
Coca-Cola light with	Dobry/Dobriy	Tuborg Soda(6)	Next(8)	Brugal(13)
lemon/Diet Coke	Dobriy Mors	Tuborg Tonic Water(6)	Su-Voce(8)	Chambord(12)
with lemon	Dorna		Tanora	Cointreau(3)
Vanilla Coke	Eva		Zelita	Cutty Sark(13)
Fanta	Enviga		Tsakiris snacks	Early Times(12)
Fanta light	Felicia(2)		Kykkos	el Jimador(12)
Fanta Zero	Five Alive			Famous Grouse(13)
Sprite	Jurassic Well			Feldschlösschen(14)
Sprite light	Kropla Beskidu			Finlandia(12)
Sprite Zero	Kropla Mineralów			Gentleman Jack(12)
Ali	Lanitis Juice			Heineken(9)(14)
Bajoru Gira	Lilia(2)			Highland Park(13)
Beverly	Lilia Frizzante(2)			Herradura(12)
Burn	Matúsov Pramen			Jack Daniel's(12)
BPM	Mickey Mouse			Kaiser(9)
Dr. Pepper	Minute Maid			Louis XIII(3)
Frisco	Multivita			Martini(10)
Fruktime	NaturAqua			Master(9)
Gladiator	Nico			Maximus(12)
Kinley	Oasis			MB Pils(9)
Krest	Olimpija			Metaxa(3)
Krushka & Bochka	Poiana Negri			Monster(7)
Kvass	Powerade			Pago
Lift	Real			Pepe Lopez(12)
Lilt	Rich			Rivella(14)
Limca	Römerquelle			Remy Martin(3)
Linnuse	Rosa			Rezangyal(11)
Mezzo Mix	Solaria(2)			Schlossgold(9)
Nalu	Sveva(2)			Southern Comfort(12)
Pilskalna	Toka(2)			Southern Comfort and
Relentless	Valser			Lime(12)
Schweppers	Yasli-Sad			St Remy(3)
Ultra				The Macallan(13)
Viva				Vittel
Woodford Reserve(12)

(1)
The CCH Group acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on 4 September 2007. The trademark was sold on 29 February 2008 to the Multon Z.A.O. group, a joint venture operated by TCCC and the CCH Group.

(2)
These brands were originally owned by Fonti del Vulture S.r.l., a water company in Italy, which the CCH Group purchased jointly with TCCC in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to TCCC.

(3)
The CCH Group distributes Remy Cointreau products in Ukraine pursuant to a distribution agreement entered into in June 2010 and in Bosnia, Croatia and Serbia and Montenegro pursuant to a distribution agreement entered into in April 2012.

(4)
The CCH Group sells and distributes premium ready-to-drink coffee under the "illyissimo" brand across several of its Territories under distribution agreements with Ilko Coffee International Srl.

(5)
The CCH Group produces, sells and distributes Nestea under a bottlers' agreement with Beverage Partners Worldwide.

(6)
The CCH Group produces, sells and distributes Tuborg Soda and Tonic Water under a licence from Carlsberg Breweries A/S.

(7)
The CCH Group distributes Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010. In addition, the CCH Group distributes Monster products in Bulgaria pursuant to a distribution agreement entered into in November 2010. Further, the CCH Group distribute Monster products in Austria and Switzerland pursuant to a distribution agreement entered into in August 2010, in Greece and Cyprus pursuant to a distribution agreement entered into in February 2011 and in Estonia, Latvia and Lithuania pursuant to a distribution agreement entered into in June 2011.

(8)
These brands are owned by Fresh & Co, a juice company in Serbia, which the CCH Group purchased jointly with TCCC in March 2006.

(9)
The CCH Group distributes Heineken products in the south-west region of the Republic of Ireland and FYROM. In March 2008, the CCH Group entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)
The CCH Group distributes Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)
The CCH Group distributes Rezangyal products in Hungary pursuant to a distribution agreement signed in June 2010.

(12)
The CCH Group distributes Brown-Forman products in Hungary, Ukraine, Serbia/Croatia and Russia pursuant to distribution agreements entered into in January 2006, April 2008, August 2009 and October 2010, respectively.

(13)
The CCH Group distributes the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010 and in Bosnia pursuant to distribution agreements entered into in June 2011.

(14)
The CCH Group distributes Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

Operations

        The Territories encompass whole countries except Italy, where the CCH Group's Territory excludes Sicily, and Northern Ireland, which is the only region of the United Kingdom in which the CCH Group operates.

        The following table illustrates certain key economic indicators for the Territories within each segment for the year ended 31 December 2012.

	The CCH Group's total (Sparkling and non-Sparkling) volume (million unit cases) for the year ended 31 December 2012(1)(2)	Country (or, if different, Territory) population (million) for the year ended 31 December 2012	GDP per capita ($) for the year ended 31 December 2012(4)
Established:
Italy (excl. Sicily)(3)	309.0	55.8	29,824
Greece	108.5	11.2	22,757
Austria	90.8	8.4	46,330
Switzerland	81.9	8.0	77,840
The Republic of Ireland and Northern Ireland	64.8	6.4	43,033
Cyprus	15.9	0.9	25,629

Established Countries(5)(6)	670.9	90.7	35,609

Developing:
Poland	172.6	38.2	12,302
Hungary	83.2	10.0	12,934
Czech Republic	56.0	10.6	18,337
Croatia	26.5	4.4	13,061
Slovakia	24.5	5.5	16,726
Lithuania	8.9	3.2	12,873
Latvia	8.2	2.0	13,316
Slovenia	6.8	2.0	22,461
Estonia	6.7	1.3	15,987

Developing Countries(5)(6)	393.4	77.2	13,945

Emerging:
Russian Federation	371.0	141.9	13,765
Nigeria	181.9	164.7	1,654
Romania	162.7	21.3	8,029
Ukraine	87.8	45.4	3,971
Serbia (including the Republic of Kosovo) and Montenegro	87.3	10.0	4,807
Bulgaria	56.6	7.3	6,974
Belarus	32.8	9.4	6,202
Bosnia and Herzegovina	18.5	3.9	4,262
FYROM	—	2.1	4,935
Armenia	7.1	3.4	3,135
Moldova	6.2	3.5	2,136

Emerging Countries(5)(6)	1,011.9	412.9	6,732

All Territories(5)(6)	2,076.2	580.9	12,202

Plus: Exports	8.5

All Territories (reported)	2,084.7

Sources: Information on country or Territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, October 2012, except for the population of the CCH Group's Italian Territory (see footnote 3 below) and Northern Ireland. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency. Information on the population and the GDP per capita for the Republic of Kosovo has been obtained from the World Bank.

(1)
One unit case corresponds to 24 servings of eight US fluid ounces.

(2)
The total volume for Italy represents the volume in respect of both distribution of products of TCCC in the CCH Group's Territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(3)
The population figure provided for Italy is based on information obtained from The World Economic Outlook Database, International Monetary Fund, October 2012, which is then adjusted by the CCH Group to exclude the island of Sicily, which does not form part of its Italian Territory.

(4)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(5)
Population-weighted average for all Territories in the category was used for the GDP per capita calculation.

(6)
Exports are not included in the volume.

Established Countries

Introduction

        The CCH Group's Established Countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries have traditionally enjoyed a relatively high degree of political and economic stability and have broadly similar economic characteristics. Further, they typically exhibit higher levels of disposable income per capita relative to the Developing and Emerging Countries, which enhances the affordability of the CCH Group's products, especially its more profitable single-serve packages designed for immediate consumption.

        Macroeconomic and trading conditions have deteriorated in some of the Established Countries in the last two years, particularly in Greece, the Republic of Ireland and more recently Italy. The ongoing sovereign debt crisis in the European Union and particularly in the Eurozone has resulted in a slowdown and, in many cases, a contraction in the real GDP of the Established Countries. At the same time, deteriorating consumer confidence and rising unemployment had an adverse impact on consumer demand.

        Established Countries are generally characterised by high consumer sophistication. The most important trend generally affecting the future consumption channel in the Established Countries is an increasing concentration of the retail sector. This is further accentuated by a shift in demand towards at-home consumption, in recent years reflecting the reduction of disposable income in most Territories in the segment. Activation at final points of sale is also a key focus of the CCH Group's sales and marketing efforts in these Territories.

        The CCH Group sells its products in its Established Countries through a combination of wholesalers and the CCH Group's direct delivery system. The CCH Group has taken certain initiatives to consolidate its production network by rationalising facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The Established Countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria, Italy and Greece.

        Net sales revenue in the Established Countries amounted to €2,701.8 million in the year ended 31 December 2012, €2,834.8 million in the year ended 31 December 2011 and €2,861.6 million in the year ended 31 December 2010 which accounted for 38.4%, 41.5% and 42.3% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Italy

        The CCH Group's business in Italy encompasses the manufacture and distribution of the products of TCCC, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with TCCC in July 2006. In December 2008, the CCH Group acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. In February 2011, the CCH Group sold Eurmatik S.r.l., a direct full service vending company acquired in May 2007. The CCH Group's Territory in Italy encompasses over 90% of the Italian population. The CCH Group believes that it is one of the largest bottlers of non-alcoholic ready-to-drink beverages in the Territory and the leader in the Sparkling beverages category in terms of sales volume and value.

        In the year ended 31 December 2012, the CCH Group achieved a sales volume of 309.0 million unit cases, a decrease of 3.5% compared to the year ended 31 December 2011. Sparkling beverages category volume declined by 4.6% and combined Still and Water beverages category volume declined by 1.0%, in 2012 compared to 2011. Difficult economic conditions in Italy negatively impacted consumer confidence and spending decisions of households. In addition, unemployment increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. At the end of 2011, after Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached the highest figure since the introduction of Euro, the Italian government introduced a significant austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance the budget in 2013. These measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, and could lead to social unrest, which could adversely affect the CCH Group's results of operations.

        Though the risk premiums on government securities have contracted recently, the weakness of domestic demand and the concerns for growing unemployment rate in 2013 is confirmed by the latest data and by business surveys.

Greece

        The CCH Group has operated in Greece since 1969 and believes that it is the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the Sparkling beverages category in Greece in terms of sales volume and value. The CCH Group's strength in the Greek Sparkling beverages category has been complemented by its success in the Greek combined Still and Water beverages category, where the CCH Group believes it is the leading producer of fruit juices with its Amita and Frulite brands in terms of sales volume and value and water with the Avra mineral water and Lyttos brands. Immediate consumption channels, including those associated with the tourism industry, are particularly important for the CCH Group's business in Greece. The Greek market is very fragmented and thus the CCH Group sells the majority of its products to wholesalers and distributors, which distribute the CCH Group's products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts.

        The CCH Group achieved a sales volume of 108.6 million unit cases, including exports, in the year ended 31 December 2012. The CCH Group's total sales volume decreased by 13.8% compared to the year ended 31 December 2011. The adverse economic environment, the negative impact from the implementation of numerous waves of austerity measures (including pension and salary reductions, imposition of solidarity tax and additional real estate tax) that reduced disposable income further and led to a strong decline of private consumption, the increase of VAT in non-alcoholic beverages and juices from 13% to 23% since September 2011 as well as the political instability that resulted in two rounds of elections in May and June 2012, significantly reduced the CCH Group's profitability, despite its restructuring efforts. However, the CCH Group continues to maintain its long-term focus while adapting its business to a new economic environment characterised by austerity measures.

Austria

        The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the Sparkling beverages category in Austria in terms of sales volume and value. In addition to the core brands of TCCC, the CCH Group's Sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, the CCH Groups believes that Römerquelle is the third largest water brand in Austria and constitutes nearly 20% of the CCH Group's sales volume in Austria.

        The CCH Group believes that the Austrian retail market is highly concentrated with two major retailers holding the majority of fast-moving consumer goods market share. The retail trade has accounted for most of the CCH Group's growth over the past three years. Since June 2012, the CCH Group's products have been listed with the largest discounter in Austria, which provides access to 100% of the Austrian retail trade. For sales in the immediate consumption channel, the CCH Group relies on a combined direct and indirect service system with two key wholesalers servicing half of the CCH Group's Austrian hotel, restaurant and café customers. In line with the CCH Group's route-to-market strategy, it has continuously increased its efforts to activate all of its direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel. On 1 January 2011, SAP 'Wave 2' was rolled-out in Austria, enhancing the CCH Group's commercial capabilities.

        In the year ended 31 December 2012, the CCH Group achieved a sales volume of 92.6 million unit cases, including exports, an increase of 2.0% compared to 2011. This increase is primarily driven by the listing with a leading discounter in Austria and increased export activity, while the sales to the immediate consumption channel declined by 2.6%. While the CCH Group believes that total Austrian non-alcoholic ready-to-drink beverages market has declined in volume in all categories except energy drinks, the CCH Group believes it increased its non-alcoholic ready-to-drink beverages volume share compared to 2011, including an increase in Sparkling category beverage volume share.

        In 2011, the CCH Group introduced a new water production line at its plant in Edelstal. The new Ultra-Clean line enables the CCH Group to step into new categories such as children's drinks and more diversified packaging. This will help the CCH Group to meet future water growth rates, to increase its water profitability and to reduce costs.

        Furthermore, the CCH Group reviewed its production and logistic infrastructure in Austria and decided to combine its two production sites into one plant. As a result, in 2012, the CCH Group invested €42.9 million in Edelstal to enlarge the Römerquelle site. Production from Vienna was moved to Edelstal and the Vienna production site was closed down by the end of August, 2012. The CCH Group also expects to move the warehouse facilities to Edelstal in the first quarter of 2013. The new consolidated production and warehouse facility is expected to increase efficiency, improve production line utilisation and significantly reduce the production and warehouse costs.

Switzerland

        The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Switzerland in terms of sales volume. In addition to the core Sparkling beverage brands of TCCC, the CCH Group's Sparkling beverage brands include Ali and Kinley, its Still and Water category beverages brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and Monster in the energy sub-category. The CCH Group decided to withdraw Burn from its energy portfolio in 2011. The CCH Group believes that its mix of Sparkling, Still and Water beverages provides the CCH Group with flexibility to address the changing preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly 40% of the Swiss volume, the distribution system for non-alcoholic ready-to-drink beverages relies primarily on wholesalers that are highly concentrated. As a result, the CCH Group's relationship with its key wholesalers is particularly important to the CCH Group. In 2012, the CCH Group continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which the CCH Group interacts with key customers. This partnership model is instrumental in providing the CCH Group with better access to its customers and data transparency at the outlet level, which ultimately improves the CCH Group's understanding of the end consumer. In order to further promote the CCH Group's home delivery business, the CCH Group decided to spin off this business unit to a separate wholly-owned subsidiary under the name Valser Service AG. On 1 January 2012, SAP 'Wave 2' was rolled-out in Switzerland, with a view to enhancing the CCH Group's commercial capabilities and further increasing the CCH Group customer satisfaction levels.

        The CCH Group achieved sales volume of 82.4 million unit cases, including exports, in the year ended 31 December 2012, which represented a decrease of 3.5% compared to the year ended 31 December 2011, as the strong Swiss franc relative to the euro continued to negatively impact both tourism and consumer shopping habits. In the retail channel, the CCH Group was able to further grow its sales as a result of the 2010 introduction of its products in one of the largest retailers in Switzerland, where the CCH Group is listed with the Coca-Cola brands. The CCH Group has also expanded its training and development programme to all target groups in the commercial department and has invested strongly in new marketing programmes and materials for marketplace activation. Among other factors, this contributed to an improvement in household penetration of Coca-Cola and Nestea brands in the year ended 31 December 2012. In addition, the CCH Group enhanced sales focus on its Coca-Cola brands through the use of new outlet activation standards. The CCH Group also continued to drive distribution of its Nestea range of products and further expanded the sales force coverage of the workplace channel, where the CCH Group believes that there is good growth potential. The CCH Group believes that all of these activities contributed to small increases in market share of Coca-Cola brands and of Nestea range of products in the year ended 31 December 2012.

The Republic of Ireland and Northern Ireland

        The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in the Republic of Ireland and Northern Ireland and the leader in the Sparkling beverages category in terms of sales volume and value. The CCH Group's strategy has been to diversify its portfolio of Sparkling, Still and Water beverages. The CCH Group's brands in the juice sub-category include Fruice, Pure juice and Oasis. The CCH Group's primary water brand, Deep River Rock, is proprietary to it and the CCH Group believes it is the largest brand in the market in terms of value and the second largest brand in terms of sales volume. In the Republic of Ireland and Northern Ireland, the CCH Group sells the majority of its products to independent wholesalers and distributors that distribute its products to smaller outlets, and the CCH Group delivers its products directly to certain key customers, including supermarket chains. On 1 January 2012, SAP 'Wave 2' was rolled-out in Ireland. The CCH Group believes it will enhance its commercial capabilities and increase its customer satisfaction levels.

        In the year ended 31 December 2012, the CCH Group achieved sales volume of 70.9 million unit cases, including exports, in Ireland, which represented a decrease of 6.1% compared to the year ended 31 December 2011. The CCH Group's Sparkling beverages volume decreased by 6.1% in the year ended 31 December 2012, due to sustained discounting from the CCH Group's competitors. Water beverages category volume also decreased by 1.1% compared to 2011, with shoppers shifting to lower priced retailer brands. The ambient juice segment continued to decline in 2012, and overall the juice category decreased by 7.7% in 2012 compared to 2011, continuing the trend of the past 4 years. The CCH Group expects that the overall non-alcoholic ready-to-drink beverages market in the Republic of Ireland and Northern Ireland will continue to decline in 2013, as the combination of tax increases and cuts in government spending will further negatively affect demand and growth opportunities.

Developing Countries

Introduction

        The CCH Group's Developing Countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. Apart from Croatia, all of the Developing Countries joined the European Union on 1 May 2004. All of the Developing Countries have market-oriented economies. The CCH Group's Developing Countries generally have lower disposable income per capita than its Established Countries and continue to be exposed to economic volatility from time to time.

        Macroeconomic conditions had been positive in the Developing Countries in years prior to 2008, with all Territories experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last three years as a result of the global financial and credit crisis. In 2012 and 2011, GDP growth and unemployment stabilised in the Developing Countries compared to 2010, when GDP growth declined and unemployment increased. Currency fluctuations can have an impact on the CCH Group's net sales revenue in the Developing Countries, particularly in times of high economic volatility. The entry of all of the Developing Countries, other than Croatia, into the European Union, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the European Union.

        The CCH Group's Developing Countries are typically characterised by lower net sales revenue per unit case than in its Established Countries. TCCC's products were introduced in the early 1990s in most of the Developing Countries, where they have since become established premium brands. Consumers in some Developing Countries continue to move away from tap water and homemade drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

        The non-alcoholic ready-to-drink beverages market tends to be fragmented in the Developing Countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in the Developing Countries than in its Established Countries. Consequently, the CCH Group's products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

        The CCH Group believes that its Developing Countries offer significant growth opportunities for both its Sparkling, Still and Water beverages and the CCH Group is committed to maximising these opportunities by introducing existing and new products, flavours and packages in both the future consumption and the immediate consumption channels. The CCH Group plans to support the increased presence of its products across both the future and immediate consumption channels with its route-to-market systems and the increased availability of coolers and other cold drink equipment.

        Net sales revenue in the Developing Countries amounted to €1,148.1 million in the year ended 31 December 2012, €1,161.5 million in the year ended 31 December 2011 and €1,140.0 million in the year ended 31 December 2010, which accounted for 16.3%, 17.0% and 16.9% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Poland

        Poland is the CCH Group's largest Developing Country in terms of both population and sales volume. The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Poland in terms of sales volume. Poland's low urbanisation and large population represent an opportunity for growth of the CCH Group's business. In addition to the core brands of TCCC, the CCH Group's Sparkling beverages brands include Lift. The CCH Group's portfolio of Water brands in Poland includes Kropla Beskidu and Multivita Kropla Mineralow, whilst its portfolio of energy brands was enlarged with the addition of the Monster brand. The CCH Group continued to face a significant shift towards modern trade channels in Poland with fast growing discounters. The CCH Group continuously adapts its business model to address this transition. During 2011, the CCH Group rolled-out SAP 'Wave 2' in Poland, and the CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels.

        The CCH Group has invested in cold drink equipment, an upgrade of its aseptic line to improve production reliability and reduce costs, a new environmentally friendly water bottle and new Sparkling beverages packages were also introduced. The CCH Group has also continued investment in extending the Radzymin plant infrastructure, which is expected to be a platform for future capacity growth and logistics efficiency increase.

        In the year ended 31 December 2012, the CCH Group achieved sales volume of 172.6 million unit cases in Poland, which represents a slight decrease of 0.5% compared to the year ended 31 December 2011, mainly due to the decline in fragmented trade by 10.1% that was almost fully offset by the strong growth in discounters channel by 20.8%, supported by the successful promotional activity and the introduction of OBPPC strategy. However, the CCH Group's core Sparkling beverages volume increased by 5.2% and energy drinks volume increased by 45.3% in the year ended 31 December 2012 compared to the year ended 31 December 2011, which resulted in market shares gains in both categories. The CCH Group's remaining categories volume declined compared to 2011 (tea by 13.4%, Water by 15.4%, juices by 21.5% and sports drinks by 11.9%) reflecting the shifting of volume from traditional trade to discounters and to private labels.

        During 2012, the CCH Group upgraded and concentrated its production infrastructure by closing its Lodz plant and relocating production to its other plants, installed a new high efficiency PET line as well as new packaging line for the storage and transportation of liquids and further invested in the upgrading of the CCH Group's returnable glass bottle and aseptic lines to improve production reliability and reduce costs. The CCH Group has also continued investment in extending the Radzymin plant infrastructure, which is expected to be a platform for future capacity growth and logistics efficiency increase.

        During the first half of 2012, Poland was the co-host of the UEFA Euro 2012 tournament, which offered a unique opportunity to Poland. The CCH Group utilised this occasion to strengthen its association with football in Poland through activation, market execution and customer relationship activities.

Hungary

        The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Hungary in terms of sales volume and sales value. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of TCCC, the

CCH Group's Sparkling beverages brands in Hungary also include Kinley and Lift, while its Still and Water beverages brands include Naturaqua mineral water and Naturaqua Emotion (flavoured water). Other brands include the range of Nestea ice teas, Cappy juices, Cappy Icefruit juice drinks, Burn and Monster energy drinks and Powerade sports drinks. The CCH Group also distributes a portfolio of premium spirits, including Brown-Forman and Bacardi Martini products, and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group. On 1 January 2011, SAP 'Wave 2' was rolled-out in Hungary. The CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels.

        In 2012, the CCH Group achieved sales volume of 83.2 million unit cases in Hungary, which represents a decrease of 3.4% compared to the year ended 31 December 2011, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe, while GDP continued to contract. The CCH Group's Water beverages category volume decreased by 1.6% in the year ended 31 December 2012, compared to the year ended 31 December 2011, driven by strong market competition and a general decline in consumption. In the juice category, the CCH Group's volume decreased by 1.3% in the year ended 31 December 2012, compared to the year ended 31 December 2011. The CCH Group's energy drink category has still not recovered from the impact of the introduction of a new public "health tax", which caused a 40% price increase in its portfolio of Burn and Monster products. As a result of this dramatic price increase, the CCH Group suffered a 51.3% decline in volume compared to year ended 31 December 2011. The CCH Group continued its distribution of Brown-Forman and Bacardi Martini products and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group.

Emerging Countries

Introduction

        The CCH Group's Emerging Countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM. These Territories are exposed to greater political and economic volatility and have lower per capita GDP than the Developing or Established Countries. As a result, consumer demand in the Emerging Countries is especially price sensitive, making the affordability of the CCH Group's products even more important. The global financial and credit crisis has exacerbated such structural issues in the Emerging Countries. The CCH Group seeks to promote its products through a strategic combination of revenue growth management, packaging and promotional programmes taking into account local economic conditions.

        The CCH Group's Emerging Countries were the first to be affected by the global financial and credit crisis of 2008. Since then, the CCH Group has not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilised and in some cases returned to growth in 2011 and 2012 in some of these Territories, unemployment remained at relatively high levels and currencies were very volatile, particularly in the first half of 2012.

        Most of the Emerging Countries are characterised on average by lower net sales revenue per unit case than the Established and Developing Countries. Consumers in some emerging markets are moving away from tap water and homemade drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of the CCH Group Emerging Countries, consumers are showing particular interest in juices and branded waters.

        In general, the Emerging Countries have a relatively undeveloped distribution infrastructure and a fragmented retail sector. In order to expand the availability of the CCH Group's products, its priority has been to establish reliable distribution networks through a combination of its own direct delivery system and independent distributors and wholesalers where this is economically more efficient. The

CCH Group also focuses on improving the availability of chilled products by placing coolers and other cold drink equipment in the market.

        The CCH Group believes that its Emerging Countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low consumption rates, population size (especially in the Russian Federation, Nigeria and Ukraine) and favourable demographic characteristics, notably the larger proportion of young people in Territories such as Nigeria who typically consume a higher amount of Sparkling beverages.

        Net sales revenue in the Emerging Countries amounted to €3,194.8 million in the year ended 31 December 2012, €2,828.0 million in the year ended 31 December 2011 and €2,760.0 million in the year ended 31 December 2010, which accounted for 45.4%, 41.4% and 40.8% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Russian Federation

        The CCH Group is the exclusive bottler of the products of TCCC for all of the Russian Federation and the CCH Group believes it is the largest bottler of Sparkling beverages in the Russian Federation in terms of sales volume. In addition to the core brands of TCCC, the CCH Group produces and sells in the Russian Federation other products of TCCC, such as popular local brands Fruktime and Dobry Lemonade, offered in flavours familiar to Russian consumers, as well as Schweppes-branded mixer products. The CCH Group has also launched "Kruzhka i Bochka", which is a traditional malted beverage called "Kvass" and is very popular among Russian consumers. The CCH Group's juice brands in the Russian Federation include Rich, and Dobry, which comprise the product portfolio of the Multon Z.A.O. group, the third largest juice producer in terms of volume, and was jointly acquired with TCCC in April 2005. The CCH Group's main non-Sparkling brands are Bonaqua water and Nestea ice teas. The CCH Group also sells and distributes energy drink Burn and the range of Powerade sports drinks. In October 2010, the CCH Group entered into an agreement with Brown-Forman to distribute Brown-Forman beverages.

        In the year ended 31 December 2012, the CCH Group achieved sales volume of 371.0 million unit cases in Russia, which represents an increase of 10.4% compared to the year ended 31 December 2011. The CCH Group believes that its sales volume increased across all key categories in the year ended 31 December 2012. The positive performance in the category of Sparkling beverages where sales volume increased by 12.6% compared to the year ended 31 December 2011, was driven by the CCH Group's focus and its investments in its flagship brand Coca-Cola regular. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, energy category sales volume grew by 21.3%, mainly as a result of the development of new stock keeping units ("SKUs") while the Water category sales volume decreased by 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands.

        The CCH Group continues to invest in its manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In the year ended 31 December 2012, the CCH Group's investment in these assets exceeded €96.0 million. The CCH Group distributes its products primarily through its direct delivery system, but also through its wholesalers and independent distributors. The CCH Group believes that it has one of the largest direct distribution networks in the Russian Federation, comprising over 78 distribution centres in all key cities of the country. The CCH Group continues to implement its distribution strategy for improving the availability of its products, in particular of its single-serve packages, across the country. In 2011, the CCH Group accomplished full integration of its sales and distribution systems with Multon Z.A.O. group. The CCH Group expects that this integration will provide it with significant synergy benefits, coming from increased efficiency of sales force and route-to-market operations.

Nigeria

        The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Nigeria and that its Still and Water beverages are the leading brands in their respective categories. Together with its corporate predecessors, the CCH Group has bottled products of TCCC in Nigeria since 1953. The CCH Group now owns 100% of the Nigerian Bottling Company Limited, after the successful completion of a scheme of arrangement in September 2011. In addition to the core brands of TCCC, the CCH Group's Sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. The CCH Group's Still beverages category brands include Eva bottled water, which the CCH Group believes is the leading bottled water brand in Nigeria in terms of sales volume, while the CCH Group believes that its flagship juice, Five Alive, is the number two brand in the juice category.

        Nigeria is the most populous country in Africa, with an estimated 165 million inhabitants, and has a warm climate and a young population that offer growth opportunities for the CCH Group's Sparkling, Still and Water beverage products. The GDP of Nigeria grew by approximately 6.6% in the year ended 31 December 2012, with an expected growth of 6.9% in the year ended 31 December 2013. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. The CCH Group manages its distribution either directly or through wholesalers and third party distributors. The CCH Group's products are distributed through more than 500,000 outlets spread all over the country. To make distribution more efficient the CCH Group continues to expand its pre-selling system for high-volume outlets, adding third party distributors and directly delivering to emerging key accounts. More than 80% of the CCH Group's sales are now generated through its pre-selling system. In addition, the CCH Group continues to expand its dealer base in selected areas and is working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, the CCH Group also manufactures and distributes ice to support the supply of cold drinks in the immediate consumption channel.

        In the year ended 31 December 2012, the CCH Group's total volume in Nigeria was 181.9 million unit cases, which represented a 1.8% decrease compared to the year ended 31 December 2011, attributable mainly to the religious unrest in the Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012.

        Juice and Sparkling beverages declined by 6.4% and 3.3% respectively, in the year ended 31 December 2012, compared to the year ended 31 December 2011, while the Water category grew by 7.5% over the same period.

        As at December 2012, all the CCH Group's production facilities have fully functional wastewater treatment plants. While ensuring that the CCH Group uses the highest water quality for beverage production, the CCH Group continues to seek avenues to protect local water sources by improving its water use efficiency, reducing absolute water use and treating wastewater from its operations before discharge. With 70% of Nigeria's population under 18 years, the youth population remains a critical stakeholder segment. The CCH Group continues to engage this critical public, initiating and supporting programmes that are designed to improve the quality of their development. In 2012, the CCH Group continued its partnership with state governments to invest in educational infrastructure benefiting thousands of pre-college students across several communities. The CCH Group continues to provide skills development and job opportunities through its Technical Training school and the National Diploma recruitment scheme.

Romania

        The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Romania in terms of sales volume with a total volume of 162.8 million unit cases in the year ended 31 December 2012, of which 65.1% related to Sparkling beverages. The CCH Group also believes it is the leader in the Sparkling beverages category in terms of sales volume. In addition to the core brands of TCCC, the CCH Group also distributes Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice tea, Burn energy drinks and illy cafe. In 2011, SAP Wave2 was successfully implemented in Romania, enhancing the CCH Group's commercial capabilities.

        In the year ended 31 December 2012, the CCH Group's total volume in Romania was 162.8 million unit cases, which represented a 1.3% increase compared to the year ended 31 December 2011. Volume in the Sparkling beverages category increased by 5.3% which is mainly attributable to the benefits from the CCH Group's OBPPC strategy that resulted in improved package mix driven by the Sparkling beverages improved single-serve packages. Volume in the combined Still and Water beverages category declined by 5.4% which is mainly attributable to a decline in Water beverages. The overall macroeconomic environment was affected by the devaluation of the local currency against the euro by 5.2% on average during the year ended 31 December 2012, mainly due to political instability.

Sales and marketing

Brand and market development

        In all of the CCH Group's Territories, and particularly in its Emerging and Developing Countries, the CCH Group believes that significant opportunities exist to promote increased consumption of Sparkling, Still and Water beverages. The CCH Group develops these opportunities by ensuring the CCH Group's brands are available in broad distribution across all relevant channels, in the right pack size to suit each channel or occasion, at the right price, and further supported by the appropriate brand-specific promotions and quality merchandising. These efforts combined are designed to develop consumer preference for the CCH Group's brands, increase its consumer base and drive purchasing frequency.

        Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's brand-related products, (involving, for example, building brand equity, analysing consumer preferences and formulating brand marketing strategies and media advertising plans), the CCH Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and trade marketing strategy in each of its relevant Territories. The CCH Group, together with TCCC, conducts market analyses to better understand unique shoppers and purchase occasions in different trade channels. The principal focus of TCCC has traditionally been on the core Sparkling brands: Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite. Additionally, the CCH Group is working closely with TCCC to leverage its portfolio of brands beyond the core Sparkling range; including the Still drink categories of ready to drink tea, energy, juice, sport drinks and water. This full portfolio of products provides consumers of the CCH Group with a range of choices to meet their refreshment, well-being, health and fitness needs. The CCH Group recognises changing preferences in favour of products in its combined Still and Water beverages category and is working to satisfy this increasing demand and maximise its growth potential. The CCH Group plans to achieve this by developing existing brands, such as Cappy, Nestea, Burn and Powerade, as well as by launching or acquiring new brands, as the CCH Group has done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

        In practice, the CCH Group and TCCC discuss on an annual basis the long-term strategic direction of how the TCCC's brand-related products are to develop in particular Territories. The mutually agreed upon objectives shape the level of marketing and promotional investments that may become necessary to attain these goals. The mutually agreed marketing and promotional investments are in turn segregated into consumer-driven (such as building TCCC brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the CCH Group's responsibility.

        The CCH Group develops its fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

        The CCH Group develops strong relationships with its customers by combining market, consumer and shopper insights with excellent execution at the point of sale. The CCH Group supports such market execution by conducting regular customer satisfaction surveys which assess its competence using a variety of measures, from supply chain reliability, sales force effectiveness, delivery of strong product and marketing promotions, through to overall responsiveness and issues resolution. Finally, the CCH Group also works closely with TCCC to execute coordinated brand and commercial strategies for each of its Established, Developing and Emerging Countries.

        The CCH Group sponsors significant sporting, cultural and community activities across all of its Territories in partnership with TCCC, a major supporter of important international events and programmes. The CCH Group seeks to integrate consumer marketing and sponsorship activities with its retail promotions. In conjunction with the global sponsorship of the Olympic Games by TCCC, which dates back to 1928, the CCH Group engages in a range of promotions. TCCC's association with international sporting events such as the Olympics, the Football European Cup and the Football World Cup also enables the CCH Group to realise significant benefits from the unique marketing opportunities of some of the largest and most prestigious sporting events in the world.

        In combination with the 2012 UEFA Cup and the 2012 London Olympics the CCH Group worked with TCCC to promote the CCH Group's portfolio of brands through a "Summer of sport", engaging with consumers, customers and the CCH Group's local communities to bring to life the values of its brands. By promoting an active and healthy lifestyle as a core attribute of the Coca-Cola brand, through the Coca-Cola Cup (grassroots football) initiative, the CCH Group reached out to youth, their families, friends and the communities in which they live, inviting them to "join in the game" through a series of locally supported community, regional and national football activities.

        The CCH Group's partnership with TCCC extends beyond sports and includes other popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement the CCH Group's local initiatives, which involve active participation in a broad range of events, from musical and entertainment promotions to cultural and festive occasions, including a wide variety of national celebrations.

Revenue growth initiative

        As part of the CCH Group's effort to engage successfully in what it calls its "revenue growth initiative", the CCH Group seeks to optimise its product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasise customer management. As a result of this approach, the CCH Group has introduced new packages to attract new consumers in each of its product categories, developed immediate consumption channels in each of its Territories by investing in cold drink equipment and has put in place an employee training programme together with TCCC for its employees, in which the CCH Group emphasises revenue growth initiative principles. The CCH Group also seeks to identify good revenue growth practices in its Territories based on actual results which it shares with the other Territories across its group.

Sales and marketing organisation

        In each of its Territories, the CCH Group sales and trade marketing strategy is implemented by its local sales force and it is tailored to reflect the level of development and local customs in the marketplaces. The CCH Group ensures that those closest to the market, its national and regional sales and marketing organisations, are responsible and accountable for successfully implementing that strategy. The CCH Group believes that local sales forces are in the best position to evaluate the particular circumstances of each market and address its specific needs. Accordingly, the CCH Group seeks to encourage responsibility, flexibility and innovation at a local level.

        The CCH Group's key sales and marketing personnel typically include:

  •
  the commercial director, who has overall responsibility for country specific sales and marketing activities;

  •
  the marketing manager, who has overall responsibility for the development of channel-specific plans and programmes, understanding of local consumer insights, marketing analysis and company-owned brand plans;

  •
  the national sales manager, who leads the sales organisation; and

  •
  the key account managers, who are responsible for developing customer-specific plans and programmes.

        The CCH Group usually divides a country into different sales areas, each with a region manager who has responsibility for implementing national strategies at the local level and who leads a team of representatives responsible for sales, customer relations, merchandising and individual account management. The CCH Group's teams work closely with the relevant marketing teams of TCCC in developing and executing its sales and marketing plan.

Key account management

        The CCH Group uses collaborative key account management principles to build strong and long-term relationships with its major customers. The CCH Group's key account managers work together with its major customers to improve their respective profit margins by increasing volume and revenue growth while reducing distribution costs. The CCH Group's key account managers also negotiate the terms of the CCH Group's commercial cooperation arrangements with its major customers, including marketing activities and promotional events. To ensure that its key account managers have the right skills, the CCH Group regularly runs training programmes for them on how to manage large customers.

Distribution

Distribution channels

        The CCH Group classifies different categories of customers into two broad distribution channels based on the type of consumption that they supply:

  •
  future (mainly at home) consumption, where consumers buy beverages in multi-serve (typically one litre and above or multi-package) packages for consumption at a later time; and

  •
  immediate or impulse (mainly away from home) consumption, where consumers buy beverages in chilled single-serve (typically 0.5 litre or smaller) packages and fountain products for immediate consumption.

        The CCH Group then segments these two broad channels further into specific channels, such as hypermarkets, supermarkets, discount stores, grocery stores, wholesalers, hotels, restaurants and cafés, entertainment centres and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, the CCH Group strives to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time, the CCH Group also strives to satisfy its customers' service and business needs.

Future consumption

        The CCH Group's principal future consumption channels are traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in the CCH Group's future consumption channels typically generate higher volume and lower margins per retail outlet than those sold in its immediate consumption channels.

        The CCH Group believes that one key to success in future consumption channels is working effectively with customers by driving total category growth in order to achieve favourable product placement at the point of sale. Key account managers are an important part of this strategy.

        The CCH Group continuously develops and implements marketing and promotional programmes to profitably increase volume in its future consumption channels. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions and product sampling events.

        The CCH Group has begun to coordinate with its customers on optimising its supply chain through data exchange and other initiatives that help the CCH Group avoid out-of-stock events, while streamlining inventory management.

        Since the early 1990s, major retailers such as hypermarket and supermarket chains, have grown and consolidated significantly in many of the Territories in which the CCH Group operates. Such retailers are increasing their market share within the retail sector and account for a growing proportion of retail sales. The most international among them have also built powerful information systems which allow them to analyse their purchases across countries and compare prices and the profitability of the CCH Group's products. Some have also created international buying offices or participate in international buying groups that seek to establish agreements with suppliers at an international level. In addition, in some Territories, hypermarkets and supermarket chains have developed or may develop their own private label products that compete directly with products of the CCH Group.

Immediate consumption

        The CCH Group's immediate consumption channels include restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues, hotels and offices. Products sold in the CCH Group's immediate consumption channels typically generate lower volume and higher margins per retail outlet than its future consumption channels.

        The CCH Group believes that consumers generally prefer consuming its beverages chilled. Accordingly, a key strategy to increase sales in the immediate consumption channel is to ensure that products are available at the right temperature by making the CCH Group's products available in cold drink equipment, such as coolers. This type of investment also expands the CCH Group's marketplace for impulse consumption by reaching consumers in areas not served by traditional retail outlets, such as offices.

        The CCH Group's focus in Developing and Emerging Countries, such as Poland, Ukraine, the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of cold drink equipment. The CCH Group believes that this will enable it to capitalise on opportunities from the expected long-term development of retail outlets in the immediate consumption channel.

        As in the CCH Group's future consumption channels, key account management is also necessary in certain immediate consumption channels, such as national or international quick-service restaurant groups.

Distribution infrastructure

        The CCH Group operates a mixed distribution system under which it delivers its products to the ultimate point of sale directly or indirectly through wholesalers and independent distributors.

        The CCH Group delivers its products to the point of sale directly using its own fleet of vehicles or dedicated independent third party carriers where appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of its Territories, the CCH Group has been able to reach customers in areas where few adequate alternative distribution systems are available. In these Territories, the CCH Group believes that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how the CCH Group's products are presented to consumers. Direct delivery facilitates relevant local marketing and allows the CCH Group to analyse and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

        In all of its Territories, the CCH Group coordinates and monitors its deliveries through its own warehouse and distribution network and control centres. The CCH Group's direct delivery system covers a significant portion of its customers across its Territories through 287 distribution centres. Deliveries are generally made between 24 and 48 hours from the time an order is taken. The CCH Group is engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

        Wholesalers fulfil an important role in the distribution of most retail product categories. The CCH Group is working to develop closer relationships with its key wholesalers to ensure that all elements of its sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

Production

        The CCH Group produces its Sparkling beverages by mixing treated water, concentrate and sweetener. The CCH Group carbonates the mixture and fills it into refillable or non-refillable containers on automated filling lines and then packages the containers into plastic cases, cardboard cartons or encases them in plastic film on automated packaging lines.

        The CCH Group's processed table waters, Eva and Bonaqua, are produced by purifying water, subsequently filled into glass and plastic packages for distribution. The CCH Group adds a certain mix and quantity of minerals supplied by TCCC to Bonaqua water as part of the production process. The CCH Group also adds carbon dioxide to carbonated Bonaqua products. For the purposes of its Bonaqua production in Slovakia only, the CCH Group extracts and bottles natural spring water from a water source. The majority of the CCH Group's water products, other than Bonaqua and Eva, are natural spring or mineral waters. The CCH Group produces them by bottling water drawn directly from a water source or well using automated filling lines.

        The CCH Group's non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate flavours and sugar. They are then pasteurised and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages; by way of hot-filling and sealing in glass or aluminium packages; or by pasteurising the product in glass or aluminium packages after it is filled and sealed in the container.

        The CCH Group's dairy products are produced from fresh milk to which it applies a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on requirements for the final product and the final product is subsequently pasteurised. Surplus cream is then transferred to another line, which is used only for cream pasteurisation. The final products are filled into plastic bottles and distributed to the market place in chilled storage.

        Sealed cans and bottles are imprinted with date codes that allow the CCH Group to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows the CCH Group to identify the ingredients, production parameters and primary packaging used to manufacture each product. The date codes also permit the CCH Group to track products in the trade and to monitor and replace inventory in order to provide fresh products. The CCH Group purchases all of the packages for its products from third parties, except in the case of PET bottles which, in many of its production facilities, the CCH Group manufactures itself from preforms or resin.

Quality assurance and food safety

        The CCH Group believes that ensuring its products are safe and of a high quality is critical to the success of its business. The CCH Group is fully committed to maintaining the highest standards in each of its Territories with respect to the purity of water, the quality of its other raw materials and ingredients and the integrity of its packaging.

        The CCH Group continuously monitors the production process for compliance with these standards. The CCH Group has sophisticated control equipment for the key areas of its processes to ensure that it complies with applicable specifications. The CCH Group manages these control systems through formalised quality management systems compliant with the ISO 9001 standard. As part of the CCH Group's infrastructure optimisation process, five production facilities were closed by 31 December 2012. Reflecting these changes, 69 of 71 production sites had achieved ISO 9001 certification by 31 December 2012. The CCH Group has implemented Hazard and Critical Control Points food safety programmes to ensure the safety and hygiene of its products. By 31 December 2012, 69 of 71 plants are certified to ISO 22000. This programme will expand to the two remaining manufacturing facilities in 2013. Throughout 2012, the CCH Group continued to enhance its food safety management systems by achieving one additional certification to FSSC 22000, the Global Food Safety Initiative ("GFSI") endorsed food safety management system, resulting in 66 of 71 plants certified to this standard. Independent quality audits are also performed regularly to confirm that the CCH Group complies with quality standards, to assess the effectiveness of its quality and food safety management systems and to assure that all of its key controls are independently validated. By 31 December 2012, 89 quality system and 74 food safety system audits were conducted by independent agencies. In addition, 35 compliance audits were conducted on behalf of TCCC. These audits were performed in the CCH Group's production facilities comprising Sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of the CCH Group's joint venture operations.

        The CCH Group maintains a quality control laboratory at each production facility for the testing of raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in the CCH Group's bottlers' agreements with TCCC. The CCH Group is also required to obtain supplies of raw materials (ingredients and packaging) exclusively from suppliers approved by TCCC.

        In addition, the CCH Group regularly undertakes quality audits in its distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria and conducting age surveys of product in the trade.

Seasonality

        Product sales in all of the CCH Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of the CCH Group's Territories, as well as during holiday periods such as Christmas and Easter. The CCH Group typically experiences its best results of operations during the second and third quarters. In 2012, for example, the

CCH Group realised 20.5% of its sales volume in the first quarter, 28.1% in the second quarter, 28.5% in the third quarter and 22.9% in the fourth quarter.

Raw and packaging materials

        The CCH Group's principal raw material, in terms of volume, is water, and all of its beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of TCCC. The CCH Group's facilities also treat waste water, with either on-site treatment systems or using municipal systems, to standards that meet local regulatory requirements and the standards of TCCC. The CCH Group's second key ingredient is concentrate, which the CCH Group purchases from companies designated by TCCC. The CCH Group's other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, PET resin, closures, plastic crates, aluminium cans, aseptic carton packages and other packaging materials.

        Expenditure for concentrate for TCCC's products constitutes a significant element of the CCH Group's raw material cost, representing approximately 43.9% of its total raw material costs in the year ended 31 December 2012. Under the CCH Group's bottlers' agreements with TCCC, it is required to purchase concentrate for all of TCCC's beverages exclusively from companies designated by TCCC. TCCC also determines the price of concentrate for all of TCCC's brands for each Territory. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCH Group, which generally tracks a percentage of the CCH Group's net sales revenue agreed from time to time, otherwise called the incidence rate.

        The CCH Group's principal sweetener is beet sugar, which it purchases from multiple suppliers in Europe. The CCH Group also purchases raw sugar for some of its Territories, which is then refined into white sugar by third party refiners. In some cases, the CCH Group purchases high fructose syrup, which is used either alone or in combination with sugar. The CCH Group does not purchase low-calorie or artificial sweeteners because they are part of the beverage concentrate supplied to it by TCCC for its low-calorie products. Supply contracts for sugar run typically for periods of 12 to 36 months. The CCH Group's Armenian, Bosnian, FYROM, Nigerian, Russian operations are exposed to the world sugar market. All of the CCH Group's EU markets and Switzerland (indirectly) operate within the EU sugar regime. This means that the minimum selling price for sugar is the EU intervention price plus the cost of raw material (beet), the cost of production and transport and profit margin. In the last three years, the European sugar market became increasingly volatile and the cost of these sweeteners has increased considerably due to internal supply and demand imbalances. The European Union has a structural deficit in sugar and, to meet demand, relies on imports from nations with preferential market access. World market price pressures and negative climatic effects on cane crops have been partly responsible for a considerable drop in forecasted imports from these countries. This has led to a drawdown in strategic stocks, increased market tightness and sharp price rises. The CCH Group's non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices. Following its strategy to support local businesses, the CCH Group is increasing the usage of locally produced sugar from sugar beet; for example, in Russia, the CCH Group has increased the share of beet sugar from 15% in 2010 to 30% in 2011 and 48% in 2012.

        PET resin cost increased by 0.5% in 2012 compared to 2011. Although the prices in the first quarter of 2012 were at high levels, within the following two quarters they started to reduce due to low demand in the entire value chain. During the summer period of 2012 demand for PET raw materials improved and therefore in the last quarter of the year PET prices starting rising again but still within a range of forecasted levels.

        The cost of the CCH Group's cans has increased in the year ended 31 December 2012, driven by higher input costs, mainly aluminium, which was locked in line with the CCH Group's risk management strategy at less favourable hedging rates as compared to the year ended 31 December 2011. The impact was partially offset by the decrease in the CCH Group's conversion costs and fixed price contracts entered with the suppliers. In compliance with the quality standards prescribed by the CCH Group's bottlers' agreements with TCCC, the CCH Group purchases all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. The CCH Group also purchases cold drink equipment, such as coolers, from approved third party suppliers.

        The CCH Group's major cold drink equipment supplier is Frigoglass S.A. In the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles, crowns and raw and packaging materials from Frigoglass S.A., totalling €137.9 million, compared to €147.7 million and €100.5 million in the years ended 31 December 2011 and 2010, respectively. In the year ended 31 December 2012, the CCH Group incurred maintenance and other expenses from Frigoglass S.A. and its subsidiaries of €9.8 million compared to €6.3 million and €5.6 million in the years ended 31 December 2011 and 2010, respectively.

        The purchases of coolers from Frigoglass S.A. in the year ended 31 December 2012 represented 96.8% of the CCH Group's total cooler requirements. Under the terms of a supply agreement that the CCH Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004, but extended in June 2004, and again in December 2008, on substantially similar terms to 31 December 2013, the CCH Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCH Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The CCH Group has entered into all its supply agreements with Frigoglass S.A. on an arm's length basis. Frigoglass S.A. is related to the CCH Group. For further information on the CCH Group's relationships with Kar-Tess Holding and Frigoglass, see Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The CCH Group's Relationship with Kar-Tess Holding".

        The CCH Group seeks to ensure the reliability of its supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of the CCH Group's procurement operations, other than those relating to TCCC's concentrate, are centrally managed by the CCH Group's central procurement department. During 2008, the CCH Group began integrating all its procurement activities into a specialised company, Coca-Cola Hellenic Procurement GmbH, located in Vienna, Austria.

        The CCH Group believes that it presently has sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular Territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of the CCH Group's suppliers, although these risks were successfully managed during 2012, during which period the CCH Group did not lose any key suppliers due to such issues. For further information on the risk of prices increases and shortages of raw materials on the CCH Group's results of operators, see Item 5, "Operating and Financial Review and Prospects".

Competition

        The non-alcoholic ready-to-drink beverages industry is highly competitive in each of the CCH Group's Territories. Non-alcoholic ready-to-drink beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, the CCH Group faces intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell Sparkling beverages and other non-alcoholic ready-to-drink beverages at prices lower than prices of the CCH Group, especially during the summer months. In some of its Territories, the CCH Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system.

        In most of its Territories, the CCH Group faces greater competition in its combined Still and Water beverages category, where its business is typically less developed and its brands are less established than in its core Sparkling beverages category, and there are often significant national and international competitors with established brands and strong market positions. However, the CCH Group intends to continue to develop its Still and Water beverages business and believes that its significant capabilities in the sale, marketing and distribution of non-alcoholic ready-to-drink beverages, combined with its substantial business infrastructure and strong customer relationships, will allow the CCH Group to improve its competitive position in this category of its business.

        The CCH Group competes primarily on the basis of brand awareness, product quality, pricing, advertising, distribution channels, customer service, retail space management, customer marketing and customer point of access, local consumer promotions, package innovations and new products. One of the most significant factors affecting the CCH Group's competitive position is the consumer and customer goodwill associated with the trademarks of its products. TCCC plays a central role in the global marketing and brand building of its products. The CCH Group relies on TCCC to enhance the awareness of TCCC's brands against other non-alcoholic ready-to-drink international and local beverage brands.

        The diversity in consumer tastes, distribution channels and economic conditions in the different Territories in which the CCH Group operates, and even among the different regions of these Territories, is one of the main challenges of its business. The CCH Group adjusts its competitive strategy to local market conditions so that its products remain attractive, widely available and affordable to local consumers.

Regulation

        The production, packaging, transportation, safety, advertising, labelling and ingredients of the CCH Group's products are each subject to various EU, national and local regulations. In particular, EU regulation remains important to the CCH Group as approximately 56.8% of its sales volume in the year ended 31 December 2012 was generated from its Territories that are members of the European Union.

        The principal areas of regulation to which the CCH Group is subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise taxes and VAT.

Environmental matters

        The CCH Group is subject to different environmental legislation and controls in each of its Territories. In addition, the CCH Group has initiated its own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the Territories in which the CCH Group's facilities are located and address specific issues that impact its business. To this end, the CCH Group is implementing the ISO 14001 environmental management systems in its facilities. As part of the CCH Group's infrastructure optimisation process, five production facilities were closed in the year ended 31 December 2012. Reflecting these changes, by 31 December 2012, 68 of the CCH Group's 71 production facilities had been certified to the ISO 14001 standard by internationally recognised audit bodies. The CCH Group anticipates three further certifications in 2013 in line with its plans to certify all of its plants over the next few years. The CCH Group plans to achieve certification of newly acquired or commissioned plants within two years.

        As at the year ended 31 December 2012, 69 environmental systems audits and 22 compliance audits conducted on behalf of TCCC were carried out by independent agencies in the CCH Group's production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. The CCH Group's other facilities underwent internal audits. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes so as to monitor compliance with environmental standards going-forward. During the course of 2012, the CCH Group appointed a dedicated group environment manager who works with the CCH Group's appointed country environmental coordinators to implement and maintain its environmental management systems, as well as to collect and report country-specific data to the CCH Group for tracking performance improvement and external reporting to stakeholders. This team of environmental professionals maintains communication routines on a regular basis to share best practices in order to improve the CCH Group's environmental management and control processes across the CCH Group.

        In addition, the CCH Group has implemented waste minimisation and environmental management programmes with respect to several aspects of its business, including usage of raw materials, energy consumption and water discharge. The CCH Group also cooperates with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Achieving compliance with applicable standards and legislation may require facility modifications and capital expenditure, such as the installation of waste water treatment plants, and the CCH Group has put in place an active programme to ensure that it fully complies with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. All of the jurisdictions in which the CCH Group operates have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

        EU legislation requires each member state and accession candidate to implement the EU directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including the CCH Group and its customers, to implement the applicable standards. The EU packaging directive relates to all types of packaging and its primary objective is the minimisation of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

        In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The directive of 1994, as amended in 2004, required that these targets be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). All new member states had 18 months, until August 2005, to enact national laws to implement the new directive. New member states of the European Union were required to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorise member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives within the regulatory framework of a functioning internal market without obstacles to trade and competition distortions. The CCH Group continues to work closely with governments and other industry participants to implement packaging collection schemes. These schemes have either been implemented or are in the process of being implemented in all of the CCH Group's EU Territories, including its Developing Countries.

Trade regulation

        The CCH Group's business, as the bottler of beverages of TCCC and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike the CCH Group's international bottlers' agreements, its EU bottlers' agreements grant exclusive bottling territories to the CCH Group subject to the exception that the EU and/or EEA bottlers of TCCC's beverages can, in response to unsolicited orders, sell such products in any EU and/or EEA country. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The CCH Group's Relationship with The Coca-Cola Company—Bottlers' agreements," for additional information on the provisions of the CCH Group's international and EU bottlers' agreements.

Risk Management and Insurance

        You should read Item 6, "Directors, Senior Management and Employees—Board Practices—Corporate Governance—The identification and management of risk".

Information Technology

        IT systems are critical to the CCH Group's ability to manage its business. The CCH Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCH Group takes various actions with the aim of minimising potential technology disruptions, such as engaging SAP and a third party partner, Atos, to do pre go-live assessments, redundancy of systems alongside a robust disaster recovery environment and the establishment of a dedicated performance team. From a security perspective, the CCH Group conducts annual intrusion detection through independent companies, proceeding with internal and external security assessments and reviewing risk management processes. In the year ended 31 December 2012, the CCH Group did not experience any significant IT incidents or disruptions that had a material impact on the CCH Group's operations.

        The CCH Group's main IT platform is SAP, an integrated system of software applications. In 2006, an enhanced version was developed called 'Wave 2', which, as the CCH Group continues to implement it, is providing advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. The CCH Group successfully rolled out the enhanced 'Wave 2', in 26 of its 28 Territories. The roll-out is considered by SAP to be the biggest in Europe, encompassing more than 22,800 employees and two million customers without any business disruption, and has been identified as a key enabler for the fast implementation of the CCH Group's strategic vision. The CCH Group's plan is to fully deploy this template across the balance of its Territories including Russia, the Baltics and Armenia, which are live as of January 2013, and in Nigeria by January 2014, with a projected investment for the entire programme of approximately €360.0 million.

Information technology personnel

        All of the CCH Group's IT personnel are managed as one functional organisation across the entire group. The former IT and business process excellence functions were recently merged into one organisation, the Business Solutions and Systems, which is intended to complement the CCH Group's strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. Accountability for all IT activities, personnel and budgets has been concentrated with a central IT leadership team. This organisational structure has proved instrumental in driving standardisation, best practice deployment and operating efficiencies across the CCH Group's Territories. Following the establishment of an IT shared services organisation in Sofia, Bulgaria, the CCH Group continues to transition country-based IT activities and services to this more efficient and cost-effective centre, while focusing its country capabilities on account management and service management skills, as well as, specialisation in key business processes.

        The CCH Group continues to reap the benefits of this reorganisation from a cost, responsiveness and capability perspective, backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

        In 2011, the CCH Group initiated a pilot to outsource country IT Service desks and desk-side support to a third party partner (Atos) commencing with Austria and Switzerland. The intent is to establish a flexible service that will scale with changing business models and market conditions. The CCH Group is looking into a further roll-out of the outsourcing concept following the successful completion of the pilot project in Austria and Switzerland in July 2012.

Information technology infrastructure

        The CCH Group continues to implement infrastructure optimisation programmes to upgrade, consolidate and outsource elements of its IT infrastructure, including desktops/laptops, servers, printers and user support processes.

        During the year ended 31 December 2012, the CCH Group continued to assess technology trends and risks and embraced consumerisation opportunities such as moving its sales force solutions onto iPads, where the CCH Group successfully piloted the iPad version of its sales force mobile solution in Hungary followed by rollout in Switzerland. The CCH Group plans to continue to deploy this solution to selected Territories. The CCH Group also leverages "cloud" technology for infrastructure optimisation and integrated services such as Skype and the CCH Group's network for free conference services to lower its IT costs in line with its cost leadership strategic pillar.

Green IT

        The Green IT programme, a core element of the CCH Group's IT strategy, is well established as part of the CCH Group's plan to reduce its carbon footprint. The CCH Group designs its IT activities with close consideration of the power saving opportunities that they offer. As a result, in the year ended 31 December 2012, the CCH Group's Green IT programme led to a total reduction of 3,353 tons of CO2 emissions which is the CCH Group's best result since 2007. By further promoting and enhancing audio, web and video conferencing as alternatives to travelling, 3,161 tons of CO2 emissions were saved in the year ended 31 December 2012. In addition, projects such as server consolidation, paper-savings, usage of multi-function devices and LCD technology contributed to a saving of 192.6 tons of CO2 were saved in the year ended 31 December 2012.

C.    Organisational Structure

        The table below sets forth a list of the CCH Group's principal companies, their country of registration and the CCH Group's effective ownership interest in such subsidiaries as at 15 February 2013.

Principal Companies	Country of registration	% ownership at 15 February 2013
Partially owned principal companies
Brewinvest S.A. Group(1)	Greece	50.0%
BrewTech B.V. Group(1)(4)	The Netherlands	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	99.4%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Deepwaters Investments Ltd	Cyprus	50.0%
Multon Z.A.O. Group(1)(7)	Russia	50.0%
Valser Services AG(3)	Switzerland	99.9%
Wholly owned principal companies
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola HBC Slovenská republika, s.r.o	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Greece S.A.I.C(11)	Greece	100.0%
Coca-Cola HBC—Srbija d.o.o.(9)	Serbia	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%
Coca-Cola HBC Ireland Limited(6)	Republic of Ireland	100.0%
Coca-Cola HBC Italia S.r.l.(5)	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica(9)	Montenegro	100.0%
Coca-Cola Hellenic Business Service Organisation(3)	Bulgaria	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Lanitis Bros Ltd	Cyprus	100.0%

Principal Companies	Country of registration	% ownership at 15 February 2013
LLC Coca-Cola HBC Eurasia	Russia	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Nigerian Bottling Company plc(10)	Nigeria	100.0%
Panpak Limited(8)	Republic of Ireland	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Yoppi Hungary Kft	Hungary	100.0%

(1)
Joint arrangements.

(2)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(3)
Incorporated during 2011.

(4)
The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. Prior to April 2012, the Brewtech B.V. Group formed part of the Brewinvest S.A. Group.

(5)
On 1 January 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(6)
During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

(7)
On 20 April 2011 the CCH Group, along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(8)
Dissolved, effective 7 March 2012.

(9)
On 25 June 2010, the CCH Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija A.D., Zemun ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the CCH Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the CCH Group acquired all of the remaining interests in the subsidiary, see note 28 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information.

(10)
On 8 June 2011, the board of directors of CCH Group's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the CCH Group acquiring all of the remaining 33.6% of the voting shares of NBC bringing the CCH Group's interest in the subsidiary to 100%. The transaction was completed in September 2011, see note 28 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information.

(11)
Effective from 1 August 2012, Elxym S.A. has been renamed "Coca-Cola HBC Greece S.A.I.C". On 25 June 2012, CCH's annual general meeting of shareholders approved the transfer of CCH's operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993. In connection therewith, the transformation balance sheet of 31 March 2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

D.    Property, Plant and Equipment

Production

        The CCH Group operated 71 plants as at 31 December 2012 (excluding the snack food plant), a number of the CCH Group's Territories work together with third party contract packers, which manufacture products on the CCH Group's behalf. In general, third party contract packers account for a very small proportion of the CCH Group's overall production, but are particularly useful in respect of new product categories (such as aseptic PET juices and sports/isotonic drinks, coffee, juices in glass, kvass in PET). The use of third party contract packers for Sparkling beverages is in significant decline.

        The following table sets forth the number of the CCH Group's plants and filling lines for each segment and each country within that segment as at 31 December 2012.

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Austria(3)	1	10
Cyprus	2	6
Greece	5	27
Italy	7	33
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	7

Total Established Countries	19	89

Developing Countries:
Estonia(4)	—	—
Latvia(4)	—	—
Lithuania(4)	1	2
Croatia	2	6
Czech Republic	1	5
Hungary	2	10
Poland	3	13
Slovakia	1	4
Slovenia(5)	—	—

Total Developing Countries	10	40

Emerging Countries:
Armenia	1	2
Belarus	1	3
Belarus-Multon(9)	1	2
Bosnia and Herzegovina	1	4
Bulgaria	2	10
FYROM(6)	1	7
Moldova	1	1
Nigeria	13	41
Romania	3	15
Russian Federation	12	34
Russian Federation-Multon(7)	2	23
Serbia and Montenegro(8)	3	15
Ukraine	1	13

Total Emerging Countries	42	170

Total	71	299

(1)
Excludes the snack food plant in Greece.

(2)
Excludes snack food production lines.

(3)
In February 2012, the CCH Group announced the closure of its plant in Vienna and consolidated its manufacturing capacity in Austria into its enlarged plant at Edelstal.

(4)
The CCH Group produces the majority of products for the Estonian and Latvian market in Lithuania.

(5)
The CCH Group produces products for the Slovenian market in Austria, Croatia, Czech Republic, Hungary and Italy.

(6)
Includes plants and filling lines of AD Pivara Skopje of which the CCH Group owns 49.3%. AD Pivara Skopje is engaged in the bottling and distribution of the CCH Group's products in FYROM.

(7)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which the CCH Group owns 50% and which is engaged in the bottling and distribution of the CCH Group's juice products in the Russian Federation.

(8)
Includes plants and filling lines of Fresh & Co d.o.o Subotica. and Vlasinka d.o.o. Beograd-Zemun, joint ventures of which the CCH Group owns 50% and which are engaged in the bottling of the CCH Group's juice and water products in Serbia and Montenegro.

(9)
Includes Vlanpak juice plant and its two Brik lines that formally belonged to Multon Z.A.O group and is engaged in bottling operations.

        As part of the CCH Group's infrastructure optimisation process, in January 2012, the CCH Group reduced production infrastructure in Poland by closing its plant in Lodz. In February 2012, the CCH Group announced the closure of its plant in Vienna and the transfer of its Sparkling beverages production to its water plant in Edelstal, which will provide a modern and efficient production plant for both Water and Sparkling beverages in Austria. The CCH Group anticipates that the move to Edelstal will be finalised in the first quarter of 2013. In recent years, the CCH Group has made substantial investments in developing modern, highly automated production facilities throughout its Territories. In certain cases, this has also entailed establishing plants on greenfield sites and installing the CCH Group's own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water.

        The CCH Group use computer modelling techniques to optimise its production and distribution cost structure on a country-by-country and regional basis. The CCH Group's system seeks to optimise the location and capacity of its production and distribution facilities based upon present and estimated market demand.

        The CCH Group believes that it has a modern and technologically advanced mix of production facilities and equipment that is sufficient to satisfy current and estimated future demand. The CCH Group also believes that its production facilities and equipment give it the ability to further increase its production capacity at a relatively low incremental capital cost. The CCH Group aims to continually improve the utilisation of its asset base and carefully manage its capital expenditure.

        The Directors of CCH are of the opinion that there are currently no material environmental issues that affect the CCH Group's utilisation of any property or other tangible fixed asset. For the three years ended 31 December 2012, and in the context of the CCH Group taken as a whole, the CCH Group is of the view that in relation to its controlled assets, there have been no material breaches of any material applicable environmental laws and regulations.

Distribution

        The CCH Group's distribution centres are strategically located centres through which its products may transit on their route to the customers and where the CCH Group's products are stored for a limited period of time, typically three to five days. The CCH Group's central warehouses are part of its bottling plants' infrastructure to store larger quantities of its products for a longer period of time (typically seven to ten days) than the CCH Group's distribution centres. The CCH Group maintains a flexible logistic footprint, consolidating its distribution operation and adapting to market needs, and transferring in certain markets into cross-dock operations.

        The following table sets forth the number of the CCH Group's distribution centres and warehouses for each segment and each country within that segment as at 31 December 2012.

	Number of distribution centres	Number of warehouses
Established Countries:
Austria	8	3
Cyprus	4	2
Greece	6	5
Italy	8	7
The Republic of Ireland and Northern Ireland	2	2
Switzerland	4	3

Total Established Countries	32	22

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	6	2
Czech Republic	1	1
Hungary	6	2
Poland	18	3
Slovakia	1	1
Slovenia	—	2

Total Developing Countries	35	12

Emerging Countries:
Armenia	29	1
Belarus	6	1
Belarus-Multon	—	1
Bosnia and Herzegovina	3	1
Bulgaria	1	1
FYROM	11	2
Moldova	—	1
Nigeria	57	13
Romania	18	3
Russian Federation	78	15
Russian Federation-Multon	—	2
Serbia and Montenegro	7	3
Ukraine	10	1

Total Emerging Countries	220	45

Total	287	79

ITEM 4A    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand the CCH Group. This section is provided as a supplement to, and should be read in conjunction with, the CCH Group's audited financial statements and the other financial information contained elsewhere in this annual report. The CCH Group's financial statements have been prepared in accordance with IFRS. The Operating and Financial Review and Prospects includes the following sections:

  •
  the CCH Group's business, a general description of the CCH Group's business;

  •
  key financial results, a presentation of the most critical financial measures the CCH Group uses to track its operating performance;

  •
  major recent transactions, a description of the recent acquisitions and other transactions that have impacted, or will impact, the CCH Group's performance;

  •
  application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates;

  •
  principal factors affecting the CCH Group's results of operations, a discussion of the primary factors that have a significant impact on the CCH Group's operating performance;

  •
  CCH Group operating results, an analysis of the CCH Group's consolidated results of operations during the three years presented in its financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

  •
  liquidity and capital resources, an analysis of cash flows, sources and uses of cash;

  •
  market risk, an analysis of treasury policies and objectives, operating parameters, derivative instruments, interest rate risk, foreign exchange risk, commodity price risk and credit risk;

  •
  outlook and trend information, a review of the outlook for, and trends affecting, the CCH Group's business;

  •
  off-balance sheet arrangements, a discussion relating to the off-balance sheet arrangements of the CCH Group; and

  •
  tabular disclosure of contractual obligations, a discussion of the CCH Group's contractual obligations as at 31 December 2012.

The CCH Group's Business

        The CCH Group's business consists of producing, selling and distributing non-alcoholic ready-to-drink beverages, primarily products of TCCC, which, together with trademarked beverages of joint ventures to which TCCC is a party, accounted for approximately 96% of the CCH Group's sales volume in the year ended 31 December 2012 and the year ended 31 December 2011. The CCH Group operates in 28 Territories, serving a population of approximately 581 million people (including through the CCH Group's equity investments in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in FYROM).The CCH Group aggregates these 28 Territories into three business segments. The Territories included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group's three business segments are as follows:

  •
  Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM.

        The CCH Group reviews these country groupings annually to determine whether they continue to represent the most meaningful segmentation of its business. In undertaking this review, the CCH Group considers a variety of factors including disposable income per capita, exposure to economic volatility and net sales revenue per unit case. Based on the most recent review, the CCH Group continues to believe that its three business segments provide the most accurate basis on which to analyse its business.

        The CCH Group's products consist of Sparkling and Still beverages and Water beverages, including juices, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2012, the CCH Group's Sparkling beverages category accounted for 69%, and its combined Still beverages and Water category accounted for 31%, of the CCH Group's sales volume, respectively. The CCH Group's core Sparkling beverage brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its Territories, under the Diet Coke trademark)) and Coca-Cola Zero, which together accounted for approximately 63% of its total sales volume in the year ended 31 December 2012.

Key Financial Results

        The CCH Group considers the key performance measures for the growth and profitability of its business to be volume, operating profit, Adjusted EBITDA and ROIC. Within this framework, in light of the current financial and credit crisis, the CCH Group is paying particular attention to volume, net sales revenue, working capital and cash generation. The CCH Group's calculation of ROIC is discussed in detail below. The following table shows the CCH Group's results with respect to these key performance measures for each of the years ended 31 December 2012, 2011 and 2010, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	Year ended 31 December 2012	% change	Year ended 31 December 2011(1)	% change	Year ended 31 December 2010(1)
Unit case volume (in millions)	2,084.7	(0.1)	2,087.4	(0.8)	2,105.0
Operating profit (euro in millions)	337.7	(25.0)	450.3	(29.0)	634.0
Adjusted EBITDA (euro in millions)	757.6	(11.1)	852.2	(17.2)	1,029.0
ROIC	5.6%	(22.2)	7.2%	(28.7)	10.1%

(1)
Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

Unit case volume

        The CCH Group measures its sales volume in unit cases. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in the CCH Group's industry.

        In the year ended 31 December 2012, total volume remained at the same levels for the year ended 31 December 2011, despite the very challenging trading conditions in most of the CCH Group's markets throughout the year. Volume in Emerging Countries increased by 3.9% that was offset by a 1.6% and a 4.8% volume decline in Developing and Established Countries, respectively.

        In the year ended 31 December 2011, total volume decreased by 17.6 million unit cases, representing a 0.8% decrease compared to the year ended 31 December 2010. The reduction of volume was more evident in Greece, Ukraine and Romania, mainly as a result of unfavourable economic conditions that negatively affected consumer confidence and spending during 2011 as well as in Russia, where the excessive heat in the summer of 2010 set up a very high base for the year-on-year comparison.

Operating profit

        In the year ended 31 December 2012, operating profit decreased by €112.6 million, or 25.0% compared to the year ended 31 December 2011, mainly as a result of increased raw material costs, unfavourable foreign currency fluctuations and higher operating expenses. Operating profit declined by 54.1% in the Established Countries in the year ended 31 December 2012 compared to the corresponding period in 2011, the CCH Group recorded an operating loss of €8.7 million in 2012 compared to an operating profit of €58.4 million in 2011 in the Developing Countries and operating profit increased by 33.3% in its Emerging Countries in the year ended 31 December 2012 compared to the corresponding period in 2011.

        In the year ended 31 December 2011, operating profit decreased by €183.7 million, or 29.0% compared to the year ended 31 December 2010, mainly as a result of increased commodity prices primarily for PET resin, sugar and juice concentrate as well as the persisting economic challenges across most of the Territories. Operating profit declined by 23.7% in Established Countries, 34.5% in Developing Countries and 32.2% in Emerging Countries compared to the year ended 31 December 2010.

Adjusted EBITDA

        The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment, amortisation of intangible assets, impairment of intangible assets, stock option compensation and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group's operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. CCH Group believes that Adjusted EBITDA is useful to investors as a measure of the CCH Group's operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group's industry and that current shareholders and potential investors in CCH use multiples of Adjusted EBITDA in making investment decisions about CCH. Accordingly, the CCH Group has disclosed this information to permit a thorough analysis of its operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

        The CCH Group defines Adjusted EBITDA as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Operating profit	337.7	450.3	634.0
Plus:
Depreciation and impairment of property, plant and equipment(2)	408.3	389.3	381.2
Amortisation of intangible assets	3.0	3.2	7.1
Stock option compensation	6.3	8.1	6.7
Other non-cash items	2.3	1.3	—

Adjusted EBITDA	757.6	852.2	1,029.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

(2)
Refer to note 5 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        In 2012, Adjusted EBITDA decreased by €94.6 million over 2011, and in 2011, Adjusted EBITDA decreased by €176.8 million over 2010. These changes were due to the same factors that contributed to the changes in the CCH Group's operating profit during the same periods.

ROIC

        The CCH Group uses ROIC, an acronym for "Return on Invested Capital", as an important performance indicator to measure its success in utilising its existing asset base and allocating capital expenditures. ROIC serves as an additional indicator of the CCH Group's performance and not as a replacement for measures such as operating profit and profit after tax attributable to owners of the parent as defined and required under IFRS. Accordingly, this information is disclosed to permit a more complete analysis of the CCH Group's operating performance. ROIC, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies.

        The CCH Group defines ROIC as follows:

Return on Invested Capital =	Operating profit + share of results of equity method investments - income tax expense - tax shield

Capital employed

        The CCH Group's "tax shield", which reflects the tax benefit that it receives on its borrowings, which has historically been calculated on the basis of CCH's interest expense multiplied by the relevant enacted Greek statutory tax rate. The CCH Group's "capital employed" equals the CCH Group's shareholders' equity plus its net borrowings.

        The CCH Group's ROIC for 2012 was 5.6% and for 2011 was 7.2%. This is mainly attributable to the decreased operating profit by €112.6 million or 25% that was partially offset by the decreased taxes by €33.6 million or 34.0% in 2012 compared to 2011. Employed capital remained at the same levels of 2011 decreasing by €9.0 million compared to 2011, as the increase in shareholder's equity of €84.3 million was more than offset by a decrease in net borrowings of €93.3 million.

        The CCH Group's ROIC for 2011 was 7.2% and for 2010 was 10.1%. This change is driven mainly by the decreased operating profit by €183.7 million or 29.0% partially offset by the decreased taxes by €

39.0 million or 28.3% in 2011 compared to 2010. In addition capital employed decreased due to a decrease in shareholder's equity and net borrowings of €41.1 million and €73.4 million, respectively, in 2011 compared to 2010.

	As at and for the year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions, except percentages)
Tax shield:
Finance costs, including losses on net monetary position	(101.1)	(103.9)	(82.8)
Greek statutory tax rate	20% (2)	20%	24.0%

	(20.2)	(20.8)	(19.9)
Numerator:
Operating profit	337.7	450.3	634.0
Share of results of equity method investments	11.6	9.4	10.4
Tax	(65.2)	(98.8)	(137.8)
Tax shield	(20.2)	(20.8)	(19.9)

	263.9	340.1	486.7
Denominator:
Cash and cash equivalents	(439.1)	(447.4)	(306.7)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	146.1	299.6	177.5
Current portion of long-term borrowings	391.3	—	304.9
Current finance lease obligations	17.6	21.9	48.8
Long-term borrowings, less current portion and finance leases	1,491.6	1,867.3	1,567.7
Long-term finance lease obligations	113.1	72.5	95.1

Net debt	1,720.6	1,813.9	1,887.3
Shareholders' equity	2,988.7	2,904.4	2,945.5

Capital employed	4,709.3	4,718.3	4,832.8

ROIC	5.6%	7.2%	10.1%

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

(2)
A Greek tax bill that was enacted on 23 January 2013 increased the general corporate income tax rate applicable to Greek-resident legal entities from 20% to 26%.

Major Recent Transactions

Summary of recent acquisitions/disposals

        In recent years, the CCH Group has selectively broadened its portfolio of brands in its combined Still and Water beverages category through the acquisition of natural mineral water and juice businesses, in order to capture sales opportunities through its local distribution and marketing capabilities. While the CCH Group also remains open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of its core business strategy.

	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired business
MS Foods UAB	20 April 2011	Juice	Emerging	Belarus	2.5
Acquired non-controlling interests
Nigerian Bottling Company plc	29 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Nigeria	100.2
Coca-Cola HBC—Srbija d.o.o.	From 5 January 2011 to 19 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Serbia	17.7
Disposed business
Eurmatik S.r.l.	2 February 2011	Vending machines	Established	Italy	13.5

Exchange offer for all outstanding ordinary shares of CCH (2012)

        On 11 October 2012, CCHBC announced the Share Exchange Offer to acquire all of the outstanding ordinary shares and ADSs of CCH in exchange for new ordinary shares or ADSs of CCHBC on a one-for-one basis. The purpose of the Share Exchange Offer by CCHBC is to facilitate a premium listing of the CCH Group on the London Stock Exchange and a listing on the New York Stock Exchange under a new Swiss holding company, CCHBC. CCHBC has also applied for a parallel listing for the ordinary shares of CCHBC on the Athens Exchange subject to necessary approvals. If, at the completion of the Share Exchange Offer, CCHBC holds ordinary shares of CCH representing at least 90% of the total voting rights in CCH (calculated excluding ordinary shares of CCH held in treasury), CCHBC will initiate a compulsory buy-out procedure under Greek law to cause any remaining holders of ordinary shares of CCH to transfer those ordinary shares to CCHBC. Holders of ordinary shares of CCH that were not acquired in the Share Exchange Offer will also have the option to sell such shares to CCHBC pursuant to a compulsory sell-out procedure under Greek law at any time during the three months after the publication of the results of the Share Exchange Offer.

        CCHBC was incorporated and registered in Switzerland on September 19, 2012. As of the date hereof, CCHBC's sole shareholder is Kar-Tess Holding. CCHBC, which currently has a fully paid-up share capital of CHF 100,000 and has received an additional equity contribution of €1.5 million from Kar-Tess Holding, was incorporated in order to facilitate the Share Exchange Offer and has no operations and no material assets or liabilities other than in connection with the Share Exchange Offer. The Share Exchange Offer is not expected to materially change the CCH Group's current dividend policy. The Share Exchange Offer may, however, affect the CCH Group's current capitalisation, in the event that ordinary shares of CCH are acquired for cash pursuant to certain compulsory buy-out and/or compulsory sell-out procedures. CCHBC has entered into a committed facility agreement of up to €550,000,000 in order to finance such acquisitions for cash.

        Separate documentation for the Share Exchange Offer will be made available to holders of ordinary shares of CCH located in the United States and holders of ADSs of CCH, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

        CCH and CCHBC may be required to file materials relevant to the Share Exchange Offer with the SEC. Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE

FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from CCHBC and CCH, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Re-capitalisation (capital return) (2012 and 2011)

        On 6 May 2011, the annual general meeting of CCH's shareholders resolved to reorganise CCH's share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

Acquisition of non-controlling interest in Nigerian Bottling Company plc ("NBC") (2011)

        On 8 June 2011, the board of directors of CCH's subsidiary NBC resolved to propose a scheme of arrangement between NBC and its non-controlling interests, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the acquisition of the remaining 33.6% voting shares of NBC, bringing the CCH Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million. The difference between the consideration and the carrying value of the interest acquired amounting to €60.1 million has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the CCH Group.

Acquisition of MS Foods UAB (2011)

        On 20 April 2011 the CCH Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. The CCH Group's share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the CCH Group recording of intangible assets of €2.9 million in its Emerging Countries segment. Acquisition related costs recognised as an expense in income statement, under operating expenses, amounted to €0.3 million.

Acquisition of non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia") (2011 and 2010)

        On 25 June 2010, the CCH Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the CCH Group increasing its stake in CCH Serbia to 91.2% as at 31 December 2010. In 2011, the

CCH Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non-controlling interest acquired in 2011 was €17.7 million, including transaction costs of €0.4 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Sale of Eurmatik S.r.l. (2011)

        In February 2011, the CCH Group sold all its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalents disposed were €0.4 million. The disposal resulted in the CCH Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Established Countries segment.

Share buy-back (2012, 2011 and 2010)

        On 30 April 2009, CCH's board of directors authorised a buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH's capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme.

        On 25 June 2012, the annual general meeting of CCH's shareholders approved a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period following the meeting pursuant to Article 16 of Codified Law 2190/1920. Based on CCH's capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share. This programme has currently been suspended and no shares have been purchased pursuant to this programme.

Application of Critical Accounting Policies

        The CCH Group's discussion and analysis of financial condition and results of operations are based upon the audited consolidated financial statements. The CCH Group's audited consolidated financial statements are prepared in accordance with IFRS, both as issued by the IASB and as adopted by the European Union. All IFRS issued by the IASB, which apply to the preparation of these audited consolidated financial statements, have been adopted by the European Union following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group, or EFRAG.

        The CCH Group believes the following critical accounting policies include the CCH Group's more significant judgments and estimates used in the preparation of its audited consolidated financial statements. You should read this section in conjunction with note 1 to the CCH Group's audited consolidated financial statements contained elsewhere in this annual report. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of CCH's board of directors.

Changes in accounting policy

        The CCH Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosures of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statement. The CCH Group determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries. The financial statement disclosures have been updated for IFRS 12 and there was no impact upon adoption for IAS 28 and IAS 27.

        At the same time, the CCH Group has early adopted IFRS 11 Joint Arrangements. This resulted in the CCH Group changing its accounting policy for its interest in joint arrangements. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests in joint operations are accounted for by recognising the CCH Group's share of assets, liabilities, revenues and expenses. The CCH Group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures.

        In addition, the CCH Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the CCH Group changing its accounting policy for defined benefit plans. Under the revised IAS 19, past service costs are recognised immediately in the income statement and the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation.

        The CCH Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income—Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

        The CCH Group has applied the above mentioned changes in accounting policies at the beginning of the earliest periods presented. The impact from the adoption of IFRS 11 and IAS 19 revised is detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of the CCH Group's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from these estimates.

Income taxes

        The CCH Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The CCH Group recognises a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The CCH Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, the CCH Group's consolidated tax expense would increase (or decrease) by less than €2.9 million.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units.The value-in-use calculation requires that the CCH Group estimates the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion of how they are established are described in note 4 to the CCH Group's consolidated financial statements.

Employee Benefits—Defined Benefit Pension Plans

        The CCH Group provides defined benefit pension plans as an employee benefit in certain Territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in note 17 to the CCH group's consolidated financial statements included elsewhere in this annual report.

Joint Arrangements

        The CCH Group participates in several joint arrangements. Judgment is required in order to determine their classification as a joint venture where the CCH Group has rights to the net assets of the arrangement or a joint operation where the CCH Group has rights to the assets and obligations for the liabilities of the arrangement. In making this judgment, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework in which the arrangement operates). The CCH Group's joint arrangements are further discussed in note 6 to the CCH group's consolidated financial statements included elsewhere in this annual report.

Intangible assets

        Intangible assets comprise a significant portion of the CCH Group's balance sheet. As at 31 December 2012, there were intangible assets of €1,944.6 million recorded on the CCH Group's balance sheet, reflecting 26.8% of its total assets. The main components of this intangible asset balance were goodwill of €1,709.4 million, franchise agreements (primarily related to the CCH Group's agreements with TCCC) of €156.6 million and trademarks of €71.2 million. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. TCCC does not grant perpetual franchise rights outside the United States, however, the CCH Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Impairment of other non-financial assets

        Property, plant and equipment and other non-financial assets, primarily finite-lived intangibles, that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Contingencies

        The CCH Group is subject to various claims and contingencies related to legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. For additional information, see also Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings".

Principal Factors Affecting the CCH Group's Results of Operations

The CCH Group's relationship with The Coca-Cola Company

General

        The CCH Group is a producer, distributor and seller primarily of the products of TCCC. TCCC controls the global product development and marketing of its brands. TCCC's ability to perform these functions successfully has a direct effect on the CCH Group's sales volume and results of operations. The CCH Group produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to customers either directly or indirectly through independent distributors and wholesalers. The CCH Group's business relationship with TCCC is mainly governed by bottlers' agreements entered into between TCCC and the CCH Group. You should read Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with The Coca-Cola Company" for additional information on the CCH Group's relationship with TCCC and a detailed description of the terms of the bottlers' agreements.

Purchase of concentrate

        Expenditure for concentrate constitutes the CCH Group's largest individual raw material cost. The cost of concentrate purchased from TCCC during the year ended 31 December 2012 amounted to €1,255.0 million, as compared to €1,244.8 million and €1,290.2 million for the years ended 31 December 2011 and 2010, respectively. Concentrate purchased from TCCC represented 27.8% of the CCH Group's total cost of goods sold in the year ended 31 December 2012, compared with 29.3% in the year ended 31 December 2011 and 31.9% in the years ended 31 December 2010. Under its bottlers' agreements, the CCH Group is required to purchase concentrate for all beverages of TCCC from companies designated by TCCC. TCCC is entitled under the bottlers' agreements to determine the price the CCH Group pays for concentrate at its sole discretion. In practice, TCCC normally sets prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant Territories and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories.

        The CCH Group expects amounts of concentrate purchased from TCCC to track its sales volume growth. The CCH Group anticipates the price of concentrate it purchases from TCCC for each of the Territories in which it operates to be determined mainly by reference to inflation and its ability to implement price increases in the relevant country.

Pricing in countries outside the European Union

        The CCH Group's operating companies are entitled to set the price of products sold to retailers outside the European Union. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries.

Marketing and promotional support

        TCCC makes contributions to the CCH Group in respect of marketing and promotional support programmes to promote the sale of its products in the Territories. Total net contributions received from TCCC for marketing and promotional support programmes amounted to €70.6 million, €76.5 million and €60.8 million for the years ended 31 December 2012, 2011 and 2010, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. Such contributions totalled €51.2 million, €49.0 million and €48.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses. These contributions amounted €20.1 million, €21.9 million and €19.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. TCCC is under no obligation to participate in the programmes or continue past levels of funding into the future. Given the CCH Group's relationship with TCCC to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with The Coca-Cola Company

        Other income primarily comprises rent, facility and other costs and was €1.2 million, €1.2 million and €14.3 million in the years ended 31 December 2012, 2011 and 2010, respectively, and a toll-filling relationship in Poland of €18.0 million, €13.8 million and €17.6 million in the years ended 31 December 2012, 2011 and 2010, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €1.5 million, €4.0 million and nil in the years ended 31 December 2012, 2011 and 2010, respectively, included in operating expenses.

        In addition to concentrate, the CCH Group purchases from TCCC finished goods and other materials. The cost of these purchases amounted to €50.4 million, €56.0 million and €78.0 million in the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €101.5 million, €99.6 million and €89.4 million in the years ended 31 December 2012, 2011 and 2010, respectively. These amounts are included in the CCH Group's cost of goods sold.

        The CCH Group sold finished goods and raw materials to TCCC in amounts of €25.1 million, €32.8 million and €19.0 million in the years ended 31 December 2012, 2011 and 2010, respectively.

        In March 2008, the CCH Group formed a three-party joint venture with TCCC and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the "illyissimo" brand across its Territories. During 2011, the CCH Group disposed of its interest in that joint venture with no significant effect on its consolidated financial statements. The CCH Group continues to sell and distribute ready-to-drink coffee under the "illyissimo" brand across its Territories.

        The CCH Group did not purchase any franchise rights in the years ended 31 December 2012 and 2011, compared to purchases of €4.4 million in the year ended 31 December 2010. The CCH Group did not have any proceeds from the sale of available-for-sale assets to TCCC in the years ended 31 December 2012 and 2011 compared to €4.9 million in the year ended 31 December 2010.

        All transactions with TCCC are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at 31 December 2012, TCCC owed the CCH Group €49.6 million, as compared to €56.6 million and €47.9 million as at 31 December 2011 and 2010, respectively. The CCH Group owed TCCC a total amount of trade payables of €154.0 million, €162.1 million and €163.1 million as at 31 December 2012, 2011 and 2010, respectively, and had no other liabilities as at 31 December 2012 compared to €7.6 million and nil as at 31 December 2011 and 2010, respectively.

Economic conditions

        Challenging economic and financial conditions continued to play a major role in the CCH Group's operating performance and financial results in 2011 and 2012. The CCH Group has witnessed a continued impact from austerity measures implemented in several Territories, including Greece, Italy, the Republic of Ireland and Northern Ireland, Hungary and the Czech Republic. Disposable income, consumer confidence and purchasing power continued to deteriorate throughout this period across most of the Territories declined in key countries such as the Czech Republic, Greece, Hungary, Austria, Italy, Ireland and Poland. GDP growth slowed down and unemployment rates increased significantly across the Territories during 2011 and 2012. Greece experienced an estimated negative GDP growth of 7.5% and a record unemployment rate of 20.7% in 2011. The Greek economy contracted by 6% to 7% in 2012 (as estimated by the Hellenic Statistical Authority), the fifth consecutive year that the economy has been in recession, while the Greek unemployment rate reached 27.0% in November 2012 (according to the Hellenic Statistical Authority). The CCH Group experienced a significant negative impact from adverse movements in exchange rates in 2012 and the deepening of the sovereign debt crisis in the Eurozone continued to contribute to currency volatility across the Territories, which impacted its financial results in the year ended 31 December 2012.

        In 2011 and 2012, efforts by major western countries to respond to the world economic crisis by taking further fiscal measures designed to reduce national fiscal deficits and ultimately restore confidence continued, however, the CCH Group has not experienced any concrete evidence of recovery. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, others have done so in 2010, 2011 and 2012. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices the CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars). Higher prices for these raw and packing materials have persisted through 2012. A decline in the value of the euro depresses the CCH Group's profit margins if it is unable to recover these additional operating costs from its customers.

        Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. More austerity measures were introduced in Greece in 2011, including further public pension and salary reductions, imposition of a solidarity tax, imposition of additional real estate tax and an increase of VAT on non-alcoholic ready-to-drink beverages from 13% to 23%, which led to strong decline of private consumption across the Greek economy. A recently introduced new austerity package of as part of the government's multiyear fiscal consolidation programme under the new European Monetary Union/International Monetary Fund agreement introduced in late 2012, is expected to further depress Greece's medium-term economic growth prospects. Further, in 2012, two rounds of general elections in Greece increased socio-economic and political volatility and put further pressure on consumer sentiment.

        In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. At the end of 2011 and in early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a significant austerity bill, introducing further austerity measures, including a

VAT increase by 1%, and an additional 1% VAT increase is under consideration for July 2013. Such measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, which could adversely affect the CCH Group's results of operations. In November 2010, the Irish government agreed to a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Moreover, the government's 2012 budget sought savings and incremental revenues, including an increase in the VAT rate of 2%, from 21% to 23%, effective from January 2012. Such measures are likely to negatively impact gross domestic product and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group's local operations and on a consolidated basis.

Channel mix

        The CCH Group sells its products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers either buy beverages in multi-serve (one litre and above or multi-package) packages or multi-packs of single-serve packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues, hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 litre or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume the CCH Group's products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent the CCH Group's principal customers in the future consumption channel.

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCH Group's markets. The CCH Group response has been to make "customer preference" a core value of its business. "Customer preference" means building true collaboration and partnerships that create sustainable value and profitable growth for the CCH Group's business and its customers across all key channels through a comprehensive set of initiatives, including joint value creation, customer care centres, projects with key customers, and the CCH Group's 360° process for measuring and improving in-market execution.

        Channel mix refers to the relative percentages of the CCH Group's sales volume comprising chilled single-serve packages sold for immediate consumption and multi-serve and multi-pack or single-serve packages sold for future consumption. A favourable channel mix occurs when sales of the CCH Group's higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavourable channel mix occurs when the CCH Group's volume shifts toward more multi-serve packages that generate lower margins. One of the strategies the CCH Group uses to improve channel mix is to invest in cold drink equipment, such as coolers, which the CCH Group makes available to retail outlets. This represents a significant portion of the CCH Group's capital expenditure. During 2012, for example, approximately 25.5% of the CCH Group's additions of property, plant and equipment were for coolers. Another strategy the CCH Group has is to offer consumers the option to purchase multi-packs of single-serve packages more often from future consumption channels.

Raw material costs

        Raw material costs, including concentrate, represented 76.4% of the CCH Group's total cost of goods sold in the year ended 31 December 2012, as compared to 76.0% and 75.9% in the years ended 31 December 2011 and 2010, respectively. The CCH Group's major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium cans, aseptic packages and other packaging materials. The entry into the European Union in recent years of eleven of the CCH Group's Territories has led to an increase in the cost of sugar. For additional information, see below "Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

        The CCH Group's major cold drink equipment supplier is Frigoglass S.A. Under the terms of a supply agreement that the CCH Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004 but subsequently extended, on substantially similar terms, in June 2004 and, again in December 2008 to 31 December 2013, the CCH Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCH Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCH Group purchases these products are agreed between the CCH Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to TCCC's European bottlers.

        In the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles and crowns from Frigoglass S.A. and its subsidiaries totalling €137.9 million, compared to €147.7 million in the year ended 31 December 2011 and €100.5 million in the year ended 31 December 2010. Further, the CCH Group incurred maintenance and other expenses of €9.8 million in the year ended 31 December 2012, as compared to €6.3 million and €5.6 million in the years ended 31 December 2011 and 2010, respectively. Frigoglass S.A. is related to the CCH Group. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The CCH Group's relationship with Kar-Tess Holding—Supply agreement with Frigoglass, S.A." for additional information on the CCH Group's relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all of the CCH Group's products. High temperatures and prolonged periods of warm weather favour increased consumption of the CCH Group's products, while unseasonably cool weather, especially during the spring and summer months, adversely affects the CCH Group's sales volume and consequently, net sales revenue.

Seasonality

        Product sales in all of the CCH Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these Territories, as well as during holiday periods such as Christmas and Easter. The CCH Group typically experiences its best results of operations during the second and third quarters. In 2012, for example, the CCH Group realised 20.4% of its sales volume in the first quarter, 28.2% in the second quarter, 28.5% in the third quarter and 22.9% in the fourth quarter.

Foreign currency

        The CCH Group's results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in its Emerging and Developing Countries. In particular:

  •
  The CCH Group's operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Estonia, Slovenia, Slovakia and Montenegro, have functional currencies other than the CCH Group's reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects the CCH Group's statement of income and balance sheet when the results of those operating companies are translated into euro;

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in Territories with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at 31 December 2012, all of the CCH Group's concentrate, which represents 46.6% of its raw material costs, was sourced through supply agreements denominated in the local currency of each of its operations. Sugar, PET and aluminium, which represent 18.0%, 11.0% and 6.9%, respectively, of the CCH Group's raw material costs in the year ended 31 December 2012, were sourced through supply agreements denominated mainly in euro and US dollars; and

  •
  Currency fluctuations impact the CCH Group's foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

Taxation of the CCH Group

        The new Greek tax law enacted in January 2013 provides for an increased statutory corporate income tax rate in Greece of 26%, which will be applicable for fiscal years ending as of 1 August 2013 and onwards. The Greek statutory rate was 20% for 2012 and 2011 and 24% for 2010. Statutory income tax rates in the Territories in which the CCH Group operates range from 0% to 30%. The CCH Group's effective tax rate was 25% for the year ended 31 December 2012, 27% for the year ended 31 December 2011 and 24% for the year ended 31 December 2010. The level of the CCH Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCH Group overall profitability, due to the differing tax rates applicable in the Territories in which the CCH Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

        The increase of the CCH Group's effective tax rate in the year ended 31 December 2011 compared to the year ended 31 December 2010 is attributable to a combination of factors with positive or negative impact on the CCH Group's effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in 2011.

        In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. Hyperinflationary accounting adopted with respect to Belarus during the fourth quarter of 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group's current income tax expense. In addition, the utilisation of certain tax benefits in 2010 (that were no longer available in 2011) had the effect of reducing the CCH Group's effective tax rate in the year ended 31 December 2010, and contributed to the change in its effective tax rates in the year ended 31 December 2011 compared to the year ended 31 December 2010. The tax benefits in 2010 that were not available in 2011 include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

        Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in 2010.

Amortisation and impairment of intangible assets

        As discussed above under "Application of Critical Accounting Policies—Intangible assets", intangible assets comprise a significant portion of the CCH Group's balance sheet. The CCH Group considers that 99.6% of the intangible assets totalling €1,944.6 million recorded on its balance sheet as at 31 December 2012 relates to assets that have indefinite useful lives.

        The CCH Group conducts tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets, annually and whenever there is an indication of impairment. No impairment resulted from the impairment tests of 2012, 2011 and 2010.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

        On 1 May 2004, nine Territories in which the CCH Group operates entered the European Union. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the European Union on 1 January 2007. As of 31 December 2012 the CCH Group operated in 16 EU countries. In addition, subject to ratification by EU member states, Croatia is scheduled to become an EU member state in 2013. These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the European Union. The CCH Group believes that, overall, it benefits from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the European Union. Conversely, the application of EU labour, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted the CCH Group's ability to use certain packaging materials or methods.

        The CCH Group's Territories in the European Union have adopted the EU sugar regime, which means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. This has generally meant a significant rise in sweetener costs in these Territories, although the ongoing reform of the EU sugar regime could help to counteract inflationary pressure caused by recent increases in energy and transport costs.

EU competition law

        The CCH Group's business activities affecting the European Union are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of TCCC and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with TCCC and other Coca-Cola bottlers, the CCH Group undertook to address all such practices in the European Union. The undertaking potentially applied in the member states of the European Economic Area, covering those channels of distribution where TCCC-branded Sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments related broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applied to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. The CCH Group believes that its compliance with the undertaking has not had a material adverse effect on its business and financial results. The undertaking expired on 31 December 2010.

Greek economic crisis and EU response

        Greece, which accounted for approximately 5.2% of the CCH Group's sales volume in the year ended 31 December 2012, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other Territories in Europe in which the CCH Group operates, such as Ireland, Italy, Romania and Hungary, are facing difficult economic conditions and have announced fiscal austerity measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of the CCH Group's local operations and on a consolidated basis.

A.    Operating Results

Year ended 31 December 2012 compared to the year ended 31 December 2011

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the year ended 31 December 2012 compared to the year ended 31 December 2011.

	Year ended 31 December		%
	2012	2011(1)	Change
	(euro in millions except unit case volume in millions)
Net sales revenue	7,044.7	6,824.3	3.2
Cost of goods sold	(4,522.2)	(4,254.7)	6.3

Gross profit	2,522.5	2,569.6	(1.8)
Operating expenses	(2,078.1)	(2,048.2)	1.5
Restructuring costs	(106.7)	(71.1)	50.1
Operating profit	337.7	450.3	(25.0)

Finance income	10.4	8.7	19.5
Finance costs	(98.0)	(96.1)	2.0
Loss on net monetary position	(3.1)	(7.8)	(60.3)

Finance costs (net)	(90.7)	(95.2)	(4.7)
Share of results of equity method investments	11.6	9.4	23.4

Profit before tax	258.6	364.5	(29.1)
Tax	(65.2)	(98.8)	(34.0)

Profit after tax	193.4	265.7	(27.2)

Attributable to:
Non-controlling interests	3.0	1.3	130.8
Owners of the parent	190.4	264.4	(28.0)

	193.4	265.7	(27.2)

Adjusted EBITDA	757.6	852.2	(11.1)
Unit case volume	2,084.7	2,087.4	(0.1)

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        The following table shows certain income statement and other financial data for the year ended 31 December 2012 compared to the year ended 31 December 2011, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2012	2011
	%
Net sales revenue	100.0	100.0
Cost of goods sold	(64.2)	(62.3)
Gross profit	35.8	37.7
Operating expenses and restructuring costs	(31.0)	(31.1)
Operating profit	4.8	6.6
Adjusted EBITDA	10.8	12.5

Volume

        The CCH Group's sales volume for the year ended 31 December 2012 remained almost flat, despite the very challenging trading conditions in most of the CCH Group's markets throughout the year compared to the year ended 31 December 2011. Established and Developing Countries made a negative contribution of 34.1 million unit cases and 6.2 million unit cases, respectively, whereas the Emerging Countries made a positive contribution of 37.6 million unit cases.

        In the Established Countries segment, unit case volume decreased by 34.1 million, or 4.8%, during the year ended 31 December 2012, compared to the year ended 31 December 2011. In Greece, volume declined by 17.4 million unit cases, or 13.8%, as the macroeconomic environment remains extremely challenging. The Greek unemployment rate reached 27.0% in November 2012, according to the Hellenic Statistical Authority, the highest in Europe and consumer confidence is the lowest in Europe based on EU Commission data. In Italy, volume declined by 11.3 million unit cases, or 3.5%, in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. The Italian government introduced a critical austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance its budget in 2013. Volume in The Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. Volume in Switzerland declined by 3.0 million unit cases, or 3.5%, due to the strong Swiss Franc relative to the euro, which impacts both tourism and consumer shopping habits.

        In the Developing Countries segment, unit case volume decreased by 6.2 million, or 1.6%, in the year ended 31 December 2012 from the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the 10.1% decline in fragmented trade. The decline in fragmented trade was almost fully offset by 20.8% growth in discounters channel, which was supported by successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe, while GDP continued to contract. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

        In the Emerging Countries segment, unit case volume increased by 3.6 million, or 3.9%, in the year ended 31 December 2012, compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 35.1 million unit cases, or 10.4%. Sales volume increased across all key categories in 2012. The positive performance in the category of Sparkling beverages where sales volume increased by 12.6%, was driven by the CCH Group's focus and its investments in the its flagship brand

Coca-Cola. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, and the energy category sales volume grew by 21.3%, mainly as a result of the development of new SKUs. The Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands. Unit case volume in Nigeria decreased by 3.3 million unit cases, or 1.8%, in the year ended 31 December 2012, attributable mainly to the religious unrest in the Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 2.0 million unit cases, or 1.2%, in the year ended 31 December 2012, with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4% which is mainly attributable to a decline in Water beverages.

Net sales revenue

        The CCH Group recognises net sales revenue at the time it delivers products to its customers. Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

        Net sales revenue increased by €220.4 million, or 3.2%, for the year ended 31 December 2012, compared to the year ended 31 December 2011. Net sales revenue developed in line with the CCH Group's commitment to grow revenues ahead of volume, amidst an increasingly volatile and challenging economic environment. Net sales revenue per unit case increased by 3.4% in the year ended 31 December 2012, as compared to the year ended 31 December 2011.

        In the year ended 31 December 2012, the net sales revenue of the Established Countries decreased by €133.0 million compared to the year ended 31 December 2011. This decrease was due to lower volume and negative category and package mix, which offset favourable currency movements. Net sales revenue in Greece, Italy and the Republic of Ireland and Northern Ireland decreased by €76.1 million, €34.1 million, and €15.4 million respectively, in the year ended 31 December 2012, mainly as a result of the adverse impact of the challenging economic and trading conditions in these markets on volume.

        In the Developing Countries segment, net sales revenue decreased by €13.4 million in the year ended 31 December 2012, compared to the year ended 31 December 2011, as the benefits of revenue growth initiatives were more than offset by lower volume, unfavourable channel mix and adverse currency movements. Net sales revenue in Czech Republic and Poland decreased by €12.4 million and €3.5 million, respectively.

        In the Emerging Countries segment, net sales revenue increased by €366.8 million in year ended 31 December 2012 compared to the year ended 31 December 2011 mainly as a result of implementation of revenue growth initiatives, as well as higher volume and favourable currency movements. Net sales revenue in the Russian Federation, Romania and Nigeria increased by €260.0 million, €13.3 million and €28.5 million, respectively.

Cost of goods sold

        The CCH Group's cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group's cost of goods sold increased to €4,522.2 million in the year ended 31 December 2012 from €4,254.7 million in the year ended 31 December 2011. The cost of goods sold per unit case increased by 6.4% to €2.17 in the year ended 31 December 2012 as compared to €2.04 in the year ended 31 December 2011, mainly reflecting higher commodity costs, especially EU sugar prices and the accelerated growth of the CCH Group's Sparkling and tea categories, which have higher unit costs per unit case. The cost of concentrate purchased from TCCC, the CCH Group's most important raw material, remained flat at 21.5% of net sales revenue in the year ended 31 December 2012 compared to 21.4% in the year ended 31 December 2011. Depreciation included in cost of goods sold decreased to €192.6 million in the year ended 31 December 2012 from €197.1 million in the year ended 31 December 2011.

Gross profit

        The CCH Group's gross profit margin decreased to 35.8% in the year ended 31 December 2012 from 37.7% in the year ended 31 December 2011 as a result of a greater increase in cost of goods sold than in net sales revenue. On a unit case basis, gross profit in the year ended 31 December 2012 decreased by approximately 1.6% compared to the year ended 31 December 2011.

Operating expenses

        The CCH Group's selling expenses include cost of sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group's fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCH Group's operating expenses is cost of sales force.

        The CCH Group's operating expenses increased slightly to €2,184.8 million in the year ended 31 December 2012 from €2,119.3 million in the year ended 31 December 2011. Selling expenses (including depreciation of €99.7 million) amounted to €995.6 million in the year ended 31 December 2012, as compared to €998.5 million for the year ended 31 December 2011. The ratio of selling expenses to net sales revenue decreased to 14.1% in the year ended 31 December 2012 from 14.6% in the year ended 31 December 2011.

        Delivery expenses (including depreciation of €33.2 million), increased to €649.6 million in the year ended 31 December 2012 from €632.1 million in the year ended 31 December 2011.

        Administrative expenses (including depreciation of €50.2 million) amounted to €423.6 million in the year ended 31 December 2012 and €406.3 million in the year ended 31 December 2011. Administrative expenses remained flat as a percentage of net sales revenue at 6.0% in the years ended 31 December 2012 and 2011.

        Stock option expenses amounted to €6.3 million in the year ended 31 December 2012, as compared to €8.1 million in the year ended 31 December 2011. Amortisation of intangible assets, recorded in operating expenses, decreased to €3.0 million in the year ended 31 December 2012 from €3.2 million in the year ended 31 December 2011.

        As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCH Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation. In the year ended 31 December 2012, the cost of these restructuring initiatives amounted to €106.7 million before taxes compared to €71.1 million in the year ended 31 December 2011. Out of this amount, €68.8 million comprised employee redundancy costs and €37.9 million related to other restructuring expenses for the year ended 31 December 2012 compared to €49.6 million of employee redundancy costs and €21.5 million of other restructuring expenses for the year ended 31 December 2011. The CCH Group recorded restructuring charges of €65.8 million, €

34.8 million and €6.1 million in the year ended 31 December 2012 in its Established, Developing and Emerging Countries, respectively, compared to €47.6 million, €17.6 million and €5.9 million in the year ended 31 December 2011.

Operating profit

        Operating profit decreased by 25.0% to €337.7 million in the year ended 31 December 2012 compared to €450.3 million in the year ended 31 December 2011. The decrease was attributed mainly to increased raw materials costs, unfavourable foreign currency fluctuations, higher operating expenses and restructuring costs.

Finance income

        Finance income increased to €10.4 million for the year ended 31 December 2012 from €8.7 million for the year ended 31 December 2011.

Finance costs

        Finance costs increased to €98.0 million for the year ended 31 December 2012 from €96.1 million for the year ended 31 December 2011.

Loss on net monetary position

        Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 31 December 2012 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1 million.

Share of results of equity method investments

        The CCH Group's share of results of equity method investments increased to a gain of €11.6 million in the year ended 31 December 2012 from a gain of €9.4 million in the year ended 31 December 2011.

        Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group's Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group's interest to 100%. As a result, the CCH Group held an indirect equity interest of 23.9% in Frigoglass Industries Limited as at 31 December 2012.

        In addition, the CCH Group's share of results of equity method investments reflects the results of Fresh & Co, a leading juice company in Serbia and the results of the joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the CCH Group owns 50% of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM through its subsidiary A.D. Pivara Skopje. In 2010, 2011 and up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the CCH Group owns 50% of its share capital.

Tax

        The CCH Group's effective tax rate decreased to 25% for the year ended 31 December 2012 compared to 27% for the year ended 31 December 2011. The level of the CCH Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCH Group overall profitability, due to the differing tax rates applicable in the Territories in which the CCH Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

        The CCH Group's profit after tax attributable to non-controlling interests increased to €3.0 million in the year ended 31 December 2012 from €1.3 million in the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €190.4 million in the year ended 31 December 2012, as compared to €264.4 million in the year ended 31 December 2011. The decrease of €74.0 million primarily reflects the net impact of decreased operating profit, which was partly offset by lower taxes.

Adjusted EBITDA

        In the year ended 31 December 2012, the CCH Group's Adjusted EBITDA decreased by 11.1% compared to the year ended 31 December 2011 as a result of the same performance factors that contributed to the decrease in its operating profit.

Year ended 31 December 2011 compared to the year ended 31 December 2010

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended 31 December 2011 to the year ended 31 December 2010.

	Year ended 31 December		%
	2011(1)	2010(1)	Change
	(euro in millions except unit case volume in millions)
Net sales revenue	6,824.3	6,761.6	0.9
Cost of goods sold	(4,254.7)	(4,042.7)	5.2

Gross profit	2,569.6	2,718.9	(5.5)
Operating expenses	(2,048.2)	(2,048.4)	—
Restructuring costs	(71.1)	(36.5)	94.8

Operating profit	450.3	634.0	(29.0)
Finance income	8.7	6.9	26.1
Finance costs	(96.1)	(82.8)	16.1
Loss on net monetary position	(7.8)	—	n/a

Finance costs (net)	(95.2)	(75.9)	25.4
Share of results of equity method investments	9.4	10.4	(9.6)

Profit before tax	364.5	568.5	(35.9)
Tax	(98.8)	(137.8)	(28.3)

Profit after tax	265.7	430.7	(38.3)

Attributable to:
Non-controlling interests	1.3	9.7	(86.6)
Owners of the parent	264.4	421.0	(37.2)

	265.7	430.7	(38.3)

Adjusted EBITDA	852.2	1,029.0	(17.2)
Unit case volume	2,087.4	2,105.0	(0.8)

(1)
Amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        The following table shows certain income statement and other financial data for the years ended 31 December 2011 and 31 December 2010, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2011	2010
	%
Net sales revenue	100.0	100.0
Cost of goods sold	(62.3)	(59.8)
Gross profit	37.7	40.2
Operating expenses and restructuring costs	(31.1)	(30.8)
Operating profit	6.6	9.4
Adjusted EBITDA	12.5	15.2

Volume

        In the year ended 31 December 2011, the CCH Group's sales volume decreased by 17.6 million unit cases, or 0.8%, compared to the year ended 31 December 2010. The CCH Group's Established and Emerging Countries made a negative contribution of 18.3 million unit cases and 7.3 million unit cases, respectively, whereas its Developing Countries made a positive contribution of 8.0 million unit cases.

        In the Established Countries segment, unit case volume declined by 18.3 million unit cases in the year ended 31 December 2011. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as unfavourable economic conditions in the country negatively impacted consumer confidence and household spending. In Greece, volume declined by 17.0 million unit cases, or 11.9% due to the additional austerity measures that adversely impacted consumer purchasing power and demand and a VAT increase from 11% to 23% in September 2011. In Switzerland, volume increased by 1.4 million unit cases, or 1.7%. This increase was strongly driven by further utilising the 2010 introduction of the CCH Group's products in one of the largest retailers in Switzerland, which historically had only carried private label products.

        In the Developing Countries segment, unit case volume increased by 2.0% in the year ended 31 December 2011. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in the CCH Group's Sparkling beverages, energy and tea categories which increased by 10.1%, 18.2% and 6.8%, respectively, compared to the year ended 31 December 2010. In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3% In the remaining Developing Countries, volume increased by 1.9 million unit cases.

        In the Emerging Countries segment, unit case volume decreased by 0.7% in the year ended 31 December 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in the year ended 31 December 2011 due to the exceptionally hot summer of the year ended 31 December 2010 that set up a very high base for the year-on-year comparison and the strengthening of value brands. Unit case volume in Nigeria grew by 0.7% in the year ended 31 December 2011, representing an increase of 1.3 million unit cases and reflecting solid growth in Sparkling beverages. Unit case volume in Romania declined by 4.2% in the year ended 31 December 2011, due to challenging economic conditions and the implementation of strict austerity measures that had an adverse impact on consumer demand.

Net sales revenue

        Net sales revenue increased by €62.7 million in the year ended 31 December 2011 compared with the year ended 31 December 2010. Net sales revenue developed in line with the CCH Group's commitment to grow revenues ahead of volume. However, unfavourable foreign currency developments in Emerging and Developing Countries diluted the positive impact of the CCH Group's revenue growth initiatives. Net sales revenue per unit case increased by 1.8% in the year ended 31 December 2011 compared to the prior year.

        In the CCH Group's Established Countries net sales revenue decreased by €26.8 million in the year ended 31 December 2011 compared with the year ended 31 December 2010, as its revenue growth initiatives and favourable currency impact was more than offset by lower volume. Net sales revenue in Greece and Italy decreased by €78.0 million and €2.1 million, respectively, following the decline in volume. Net sales revenue in Switzerland increased by €55.0 million as a result of the positive performance of MyCoke and Nestea in the retail channel as well as the appreciation of the Swiss Franc against the euro.

        In the CCH Group's Developing Countries segment, net sales revenue in the year ended 31 December 2011 increased by €21.5 million compared with the year ended 31 December 2010, reflecting the positive impact from higher volume which was partially offset by unfavourable currency impact especially regarding the Polish zloty.

        In the CCH Group's Emerging Countries segment, net sales revenue increased by €68.0 million compared with the year ended 31 December 2010. Net sales revenue in the Russian Federation increased by €62.8 million as a result of the CCH Group's revenue growth strategy across all its product categories and the positive category mix. Net sales revenue in Romania declined by €9.5 million following the decline in volume and in Nigeria by €7.6 million mainly as a result of unfavourable currency impact.

        Net sales revenue per unit case increased to €3.27 in the year ended 31 December 2011 compared with €3.21 in the year ended 31 December 2010.

Cost of goods sold

        The CCH Group's cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group's cost of goods sold per unit case increased by 6.1% from €1.92 in the year ended 31 December 2010, to €2.04 in the year ended 31 December 2011, mainly reflecting the impact of increased commodity prices, particularly in PET resin, sugar and juice concentrate, partly offset by improved cost efficiencies in manufacturing and haulage.

        The cost of concentrate purchased from TCCC, the CCH Group's most important raw material, increased from 21.4% of the CCH Group's net sales revenue in the year ended 31 December 2010, to 21.5% in the year ended 31 December 2011. Depreciation included in the CCH Group's cost of goods sold decreased from €214.3 million in the year ended 31 December 2010 to €197.1 million in the year ended 31 December 2011.

Gross profit

        The CCH Group's gross profit margin decreased to 37.7% in the year ended 31 December 2011, from 40.2% in the year ended 31 December 2010, as a result of a greater increase in the cost of goods sold compared to the increase in net sales revenue. On a unit case basis, gross profit decreased by approximately 4.7% in the year ended 31 December 2011 compared to the prior year.

Operating expenses

        The CCH Group's selling expenses include the cost of its sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group's fleet of vehicles, distribution centres and warehouses through which the CCH Group distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in the CCH Group's selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centres and warehouses and other non-production related items. The single most significant component of the CCH Group's operating expenses is the cost of its sales force.

        In the year ended 31 December 2011, the CCH Group's selling expenses (including depreciation) amounted to €998.5 million, compared to €1,021.1 million in the year ended 31 December 2010. The ratio of selling expenses to net sales revenue decreased to 14.6% from 15.1% in the year ended 31 December 2010. The slight decrease in selling expenses results mainly from foreign currency movements.

        Delivery expenses (including depreciation) increased, in absolute terms, to €632.1 million in the year ended 31 December 2011 from €630.2 million in the year ended 31 December 2010, reflecting higher fuel and distribution expenses.

        Administrative expenses (including depreciation) amounted to €406.3 million in the year ended 31 December 2011, compared to €383.6 million in the year ended 31 December 2010. Administrative expenses increased as a percentage of net sales revenue compared to the year ended 31 December 2010, from 5.7% to 6.0%.

        Stock option expenses amounted to €8.1 million in the year ended 31 December 2011, compared with €6.7 million in the year ended 31 December 2010. Amortisation of intangible assets decreased from €6.8 million to €3.2 million in the year ended 31 December 2011.

        As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group undertook restructuring initiatives in the year ended 31 December 2011 which amounted to €71.1 million before taxes. Of this amount, €49.6 million were employee related costs and €21.5 million related to other restructuring expenses. These restructuring activities are expected to yield annualised benefits of €50 million from 2012 onwards. Restructuring initiatives in the years ended 31 December 2010 and 2011 resulted in total benefits of €44 million in the year ended 31 December 2011 in the CCH Group's cost of goods sold and operating expenses. The CCH Group recorded €47.6 million, €17.6 million and €5.9 million of restructuring charges in its Established, Developing and Emerging Countries respectively, during the year ended 31 December 2011. These restructurings mainly concern employee redundancy costs, outsourcing of certain functions as well as closure of production facilities.

Operating profit

        Operating profit decreased by 29.0% in the year ended 31 December 2011 mainly due to the higher raw material costs and the volume decline, as a result of the persisting economic challenges across most of the CCH Group's Territories. The adverse impact of raw material costs was partially offset by revenue growth management initiatives mainly in the second half of the year.

Finance income

        Finance income increased to €8.7 million for the year ended 31 December 2011 compared to €6.9 million for the year ended 31 December 2010 due to higher cash balances maintained in the year ended 31 December 2011.

Finance costs

        Finance costs increased to €96.1 million for the year ended 31 December 2011 from €82.8 million for the year ended 31 December 2010, largely due to the early refinancing of the CCH Group's €301.1 million notes that matured in July 2011. A charge on the ineffective portion of certain derivatives related to the $900.0 million US dollar bonds generated a €6.6 million loss compared to a €1.0 million gain in the year ended 31 December 2010 and higher outstanding balances under the CCH Group's commercial paper programme.

Loss on net monetary position

        Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8 million that was recorded in the income statement for the year ended 31 December 2011.

Share of results of equity method investments

        The CCH Group's share of results of equity method investments decreased from an income of €10.4 million in the year ended 31 December 2010 to €9.4 million in the year ended 31 December 2011.

        Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group's Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group's interest to 100%.

        In addition, the CCH Group's share of results of equity method investments reflects the results of Fresh & Co, a leading juice company in Serbia and the results of the joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria and the bottling and distribution of soft drinks and beer in FYROM through its subsidiary A.D. Pivara Skopje.

Tax

        The CCH Group's effective tax rate increased to 27% in the year ended 31 December 2011 from 24% in the year ended 31 December 2010. The increase of the CCH Group's effective tax rate was attributable to a combination of factors with positive or negative impact on its effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in the year ended 31 December 2011.

        In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20% led to a decrease in the deferred tax asset of €1.2 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. Hyperinflationary accounting adopted by Belarus during the year ended 31 December 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group's current income tax expense. In addition, the utilisation of certain tax benefits in the year ended 31 December 2010 (that were no longer available in the year ended 31 December 2011) had the effect of reducing the CCH Group's effective tax rate in the year ended 31 December 2010, and contributed to the increase in its effective tax rates. The tax benefits that were not available include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

        Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the "Extraordinary Contribution of Social Responsibility" assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in the year ended 31 December 2010.

Profit after tax attributable to non-controlling interests

        Profit after tax attributable to non-controlling interests decreased by 86.6% to €1.3 million in the year ended 31 December 2011 from €9.7 million in the year ended 31 December 2010. The decrease was due to the CCH Group's purchase of the non-controlling interest in Nigerian Bottling Company plc, its operating company in Nigeria, as well as from the non-controlling shareholders' interests in its operations in FYROM and Serbia during the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €264.4 million in the year ended 31 December 2011, as compared to €421.0 million in the year ended 31 December 2010. The €156.6 million decrease primarily reflects the net impact of decreased operating profit, partly offset by lower taxes and reduced share of profit attributed to non-controlling interests.

Adjusted EBITDA

        In the year ended 31 December 2011, the CCH Group's Adjusted EBITDA decreased by 17.2% from the year ended 31 December 2010 as a result of the same performance factors that contributed to the decrease of its operating profit.

Reporting Segments

Year ended 31 December 2012 compared to the year ended 31 December 2011

        The following table provides certain financial information for the CCH Group's three reporting segments, as well as its corporate centre, for the years ended 31 December 2012 and 31 December 2011, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group's Territories. The elimination of inter-segment assets reflects loans from the CCH Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2012		2011(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	679.4	32.6	713.5	34.2
Net sales revenue	2,701.8	38.4	2,834.8	41.6
Operating profit	92.5	27.4	201.4	44.7
Depreciation and impairment of property, plant and equipment	136.3	33.4	137.7	35.4
Stock option expense	2.1	33.3	2.8	34.6
Amortisation and adjustment of intangible assets	0.6	20.0	0.8	25.0
Other items	0.4	17.4	0.5	38.4
Adjusted EBITDA	231.9	30.6	343.2	40.3
Developing Countries
Unit case volume	393.5	18.9	399.7	19.1
Net sales revenue	1,148.1	16.3	1,161.5	17.0
Operating profit	(8.7)	(2.6)	58.4	13.0
Depreciation and impairment of property, plant and equipment	83.4	20.4	80.4	20.6
Stock option expense	1.3	20.7	1.6	19.7
Amortisation and adjustment of intangible assets	0.3	10.0	0.4	12.5
Other items	0.2	8.7	0.3	23.1
Adjusted EBITDA	76.5	10.1	141.1	16.5
Emerging Countries
Unit case volume	1,011.8	48.5	974.2	46.7
Net sales revenue	3,194.8	45.3	2,828.0	41.4
Operating profit	253.9	75.2	190.5	42.3
Depreciation and impairment of property, plant and equipment	188.6	46.2	171.2	44.0
Stock option expense	2.9	46.0	3.7	45.7
Amortisation and adjustment of intangible assets	2.1	70.0	2.0	62.5
Other items	1.7	73.9	0.5	38.5
Adjusted EBITDA	449.2	59.3	367.9	43.2
Total
Unit case volume	2,084.7	100.0	2,087.4	100.0
Net sales revenue	7,044.7	100.0	6,824.3	100.0
Operating profit	337.7	100.0	450.3	100.0
Depreciation and impairment of property, plant and equipment	408.3	100.0	389.3	100.0
Stock option expense	6.3	100.0	8.1	100.0
Amortisation and adjustment of intangible assets	3.0	100.0	3.2	100.0

	Year ended 31 December
	2012		2011(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Other items	2.3	100.0	1.3	100.0
Adjusted EBITDA	757.6	100.0	852.2	100.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

Established Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011(1)	Change	Change
	(in millions of unit cases)%
Italy	309.0	320.3	(11.3)	(3.5)
Greece	108.6	126.0	(17.4)	(13.8)
Switzerland	82.4	85.4	(3.0)	(3.5)
Austria	92.6	90.8	1.8	2.0
The Republic of Ireland and Northern Ireland	70.9	75.5	(4.6)	(6.1)
Cyprus	15.9	15.5	0.4	2.6

Total	679.4	713.5	(34.1)	(4.8)

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        Unit case volume in the Established Countries segment decreased by 4.8% to 679.4 million unit cases in the year ended 31 December 2012 from 713.5 million unit in the year ended 31 December 2011. In Italy, volume declined by 3.5%, representing a decrease of 11.3 million unit cases in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. The Italian government introduced a critical austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance the budget in 2013. In Greece, volume declined by 13.8%, or 17.4 million unit cases, as the macroeconomic environment remains extremely challenging. The Greek unemployment rate reached 27.0% in November 2012, according to the Hellenic Statistical Authority, and consumer confidence is the lowest in Europe based on EU Commission data. Volume in the Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. In Switzerland, volume declined by 3.0 million unit cases, or 3.5%, as the strong Swiss Franc relative to the euro impacted both tourism and consumer shopping habits. In the CCH Group's remaining Established Countries, volume decreased by 2.2 million unit cases.

        In the year ended 31 December 2012, the operating profit of the Established Countries segment decreased to €92.5 million, as compared to €201.4 million in the year ended 31 December 2011. Lower volume, increased raw material costs and negative category mix more than offset the benefits from the CCH Group's restructuring initiatives and the reduced marketing expenses. In addition the increase in restructuring costs of Established Countries by €18.2 million in the year ended 31 December 2012 compared to 31 December 2011 affected operating profit.

        In the year ended 31 December 2012, the Adjusted EBITDA of the CCH Group's operations in Established Countries decreased 32.4% to €343.2 million compared to the year ended 31 December 2011.

Developing Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011	Change	Change
	(in millions of unit cases)%
Poland	172.6	173.5	(0.9)	(0.5)
Hungary	83.2	86.1	(2.9)	(3.4)
Czech Republic	56.0	58.4	(2.4)	(4.1)
Croatia	26.5	26.8	(0.3)	(1.1)
Slovakia	24.5	25.4	(0.9)	(3.5)
Baltic countries	23.9	22.5	1.4	6.2
Slovenia	6.8	7.0	(0.2)	(2.9)

Total	393.5	399.7	(6.2)	(1.6)

        In the year ended 31 December 2012, unit case volume in the CCH Group's Developing Countries segment decreased 1.6% to 393.5 million unit cases as compared to the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the decline in fragmented trade that was largely offset by the strong growth in the discounters channel supported by the successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

        The CCH Group's Developing Countries segment recorded an operating loss of €8.7 million in the year ended 31 December 2012, as compared to an operating profit of €58.4 million in the year ended 31 December 2011, largely as a result of increased input costs, the adverse foreign currency rates fluctuations and the increased restructuring costs that were only partially offset by the positive effect of the CCH Group's pricing initiatives. In addition, operating profit was affected by a €17.2 million increase in restructuring costs for the Developing Countries in the year ended 31 December 2012 compared to 31 December 2011. The CCH Group's operations in Developing Countries contributed Adjusted EBITDA of €76.5 million in the year ended 31 December 2012, compared to €141.1 million in the year ended 31 December 2011.

Emerging Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011(1)	Change	Change
	(in millions of unit cases)%
Russian Federation	371.0	335.9	35.1	10.4
Nigeria	181.9	185.2	(3.3)	(1.8)
Romania	162.7	160.7	2.0	1.2
Ukraine	87.7	93.6	(5.9)	(6.3)
Serbia and Montenegro	87.3	83.0	4.3	5.2
Bulgaria	56.6	56.3	0.3	0.5
Belarus	32.8	29.5	3.3	11.2
Bosnia and Herzegovina	18.5	17.9	0.6	3.4
Armenia	7.1	6.6	0.5	7.6
Moldova	6.2	5.5	0.7	12.7

Total	1,011.8	974.2	37.6	3.9

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        Unit case volume in the CCH Group's Emerging Countries segment increased by 3.9% in the year ended 31 December 2012 as compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 10.4%, or 35.1 million unit cases. The positive performance in the Sparkling beverages category, where sales volume increased 12.6%, was driven by the CCH Group's focus and its investments in the its flagship brand, Coca-Cola red. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, energy category sales volume grew by 21.3%, mainly as a result of the development of new SKUs, while the Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands. Unit case volume in Nigeria decreased by 1.8% in the year ended 31 December 2012, attributable mainly to the religious unrest in Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 1.2% in the year ended 31 December 2012 with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4% which is mainly attributable to a decline in Water beverages. In the CCH Group's remaining Emerging Countries, volume decreased by 3.8 million unit cases.

        In the year ended 31 December 2012, the CCH Group's Emerging Countries segment achieved an operating profit of €253.9 million compared to an operating profit of €190.5 million in the year ended 31 December 2011, an increase of 33.3%. The benefits of the CCH Group's revenue growth initiatives, higher volume and better category mix more than offset the negative impact of increased commodity costs, higher operating expenses and unfavourable currency movements.

        The CCH Group's operations in Emerging Countries contributed €449.2 million to Adjusted EBITDA in the year ended 31 December 2012, compared to €367.9 million in the year ended 31 December 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

        The following table provides certain financial information for the CCH Group's three reporting segments, as well as its corporate centre, for each of the two years ended 31 December in each case, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group's Territories. The elimination of inter-segment assets reflects loans from the CCH Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2011(1)		2010(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	713.5	34.2	731.8	34.8
Net sales revenue	2,834.8	41.6	2,861.6	42.3
Operating profit	201.4	44.7	263.8	41.6
Depreciation and impairment of property, plant and equipment	137.7	35.4	134.3	35.2
Stock option expense	2.8	34.6	2.4	35.8
Amortisation and adjustment of intangible assets	0.8	25.0	4.5	63.4
Other items	0.5	38.4	—	n/a
Adjusted EBITDA	343.2	40.3	405.0	39.4
Developing Countries
Unit case volume	399.7	19.1	391.7	18.6
Net sales revenue	1,161.5	17.0	1,140.0	16.9
Operating profit	58.4	13.0	89.2	14.1
Depreciation and impairment of property, plant and equipment	80.4	20.6	73.0	19.2
Stock option expense	1.6	19.7	1.2	17.9
Amortisation and adjustment of intangible assets	0.4	12.5	0.5	7.0
Other items	0.3	23.1	—	n/a
Adjusted EBITDA	141.1	16.5	163.9	15.9
Emerging Countries
Unit case volume	974.2	46.7	981.5	46.6
Net sales revenue	2,828.0	41.4	2,760.0	40.8
Operating profit	190.5	42.3	281.0	44.3
Depreciation and impairment of property, plant and equipment	171.2	44.0	173.9	45.6
Stock option expense	3.7	45.7	3.1	46.3
Amortisation and adjustment of intangible assets	2.0	62.5	2.1	29.6
Other items	0.5	38.5	—	n/a
Adjusted EBITDA	367.9	43.2	460.1	44.7

	Year ended 31 December
	2011(1)		2010(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Total
Unit case volume	2,087.4	100.0	2,105.0	100.0
Net sales revenue	6,824.3	100.0	6,761.6	100.0
Operating profit	450.3	100.0	634.0	100.0
Depreciation and impairment of property, plant and equipment	389.3	100.0	381.2	100.0
Stock option expense	8.1	100.0	6.7	100.0
Amortisation and adjustment of intangible assets	3.2	100.0	7.1	100.0
Other items	1.3	100.0	—	n/a
Adjusted EBITDA	852.2	100.0	1,029.0	100.0

(1)
Amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

Established Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Italy	320.3	323.0	(2.7)	(0.8)
Greece	126.0	143.0	(17.0)	(11.9)
Switzerland	85.4	84.0	1.4	1.7
Austria	90.8	90.5	0.3	0.3
The Republic of Ireland and Northern Ireland	75.5	75.2	0.3	0.4
Cyprus	15.5	16.1	(0.6)	(3.7)

Total	713.5	731.8	(18.3)	(2.5)

        Unit case volume in the Established Countries segment was 713.5 million in 2011, a decrease of 2.5% over 2010. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as deteriorating economic conditions negatively impacted consumer confidence and household spending. In Greece, volume declined by 11.9%, or 17.0 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 1.4 million unit cases, or 1.7% This was primarily due to the improved volume performance of Coca-Cola brand in one of the largest retailers in Switzerland and the strong performance of Nestea across the market. These developments led to a positive category and package mix. Unit case volume in the CCH Group's remaining Established Countries remained unchanged.

        In 2011, the Established Countries achieved an operating profit of €201.4 million compared to an operating profit of €263.8 million in 2010, mainly because of an operating profit decline in Greece. Positive price, product mix and favourable foreign currency movements were more than offset by lower sales volume and increased raw material costs.

        The CCH Group's operations in Established Countries contributed €343.2 million to its Adjusted EBITDA for the year 2011, representing a 15.3% decrease compared to 2010.

Developing Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Poland	173.5	168.6	4.9	2.9
Hungary	86.1	85.1	1.0	1.2
Czech Republic	58.4	58.2	0.2	0.3
Croatia	26.8	27.3	(0.5)	(1.8)
Slovakia	25.4	24.2	1.2	5.0
Baltic countries	22.5	21.5	1.0	4.7
Slovenia	7.0	6.8	0.2	2.9

Total	399.7	391.7	8.0	2.0

        Unit case volume in the Developing Countries segment was 399.7 million in 2011, an increase of 2% over 2010. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in the CCH Group's Sparkling beverages, energy and tea categories that increased by 10.1%, 18.2% and 6.8%, respectively, compared to prior year. In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3%. In the remaining Developing Countries, volume increased by 1.9 million unit cases.

        In 2011, the Developing Countries achieved an operating profit of €58.4 million compared to an operating profit of €89.2 million in 2010, representing a decrease of 34.5%, reflecting the effect of adverse product mix and higher commodity costs. These effects were only partly offset by the higher sales volume.

        The CCH Group's operations in Developing Countries contributed €141.1 million to its Adjusted EBITDA in 2011, 13.9% below 2010.

Emerging Countries

        The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Russian Federation	335.9	341.0	(5.1)	(1.5)
Nigeria	185.2	183.9	1.3	0.7
Romania	160.7	167.8	(7.1)	(4.2)
Ukraine	93.6	101.9	(8.3)	(8.1)
Serbia and Montenegro	83.0	76.3	6.7	8.8
Bulgaria	56.3	58.4	(2.1)	(3.6)
Belarus	29.5	24.4	5.1	20.9
Bosnia and Herzegovina	17.9	16.6	1.3	7.8
Armenia	6.6	6.4	0.2	3.1
Moldova	5.5	4.8	0.7	14.6

Total	974.2	981.5	(7.3)	(0.7)

        Unit case volume in the Emerging Countries segment decreased by 0.6% in 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in 2011 due to weak real disposable income growth and the strengthening of value brands. In addition, the exceptionally hot prior year summer set a very high base for year-on-year comparison. Unit case volume in Nigeria grew by 0.7% in 2011 reflecting solid growth in the Sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 4.2% in 2011, as challenging economic conditions, including the implementation of strict austerity measures, had an adverse impact on consumer demand.

        The CCH Group's operations in Emerging Countries contributed €367.9 million to its Adjusted EBITDA in 2011, 20.0% below 2010.

        In 2011, the Emerging Countries achieved an operating profit of €190.5 million compared to an operating profit of €281.0 million in 2010, a decrease of 32.2%. The benefit from the CCH Group's revenue growth initiatives was more than offset by higher raw material prices and unfavourable foreign currency movements.

B.    Liquidity and Capital Resources

        The CCH Group's sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, a syndicated loan facility and the issuance of equity securities. The CCH Group believes that available short-term and long-term capital resources are sufficient to fund its financial commitments and operating needs.

Cash Flows from Operating Activities

        The CCH Group's cash flows provided by operating activities for the years ended 31 December 2012, 2011 and 2010 are as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Operating profit	337.7	450.3	634.0
Depreciation, impairment, amortisation and other non-cash items	426.8	405.1	408.0
Working capital changes	84.1	61.3	67.8
Tax paid	(95.0)	(88.4)	(139.4)

Net cash from operating activities	753.6	828.3	970.4

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        The CCH Group's primary source of cash flow is funds generated from operations. In the year ended 31 December 2012, cash flow from operating activities decreased by 9.0% compared to the year ended 31 December 2011 due to the decrease in operating profit, attributable mainly to increased raw materials costs, unfavourable foreign currency fluctuations, higher operating expenses and restructuring costs, and increased taxes paid. This negative effect was partly offset by improved working capital management, specifically a decrease in trade and other receivables and an increase in trade and other payables more than offsetting the effects of an increase in the level of inventories. In the year ended 31 December 2011, the net cash provided by operating activities decreased by 14.6% compared to the year ended 31 December 2010 due to the decrease in operating profit that was partly offset by the decreased tax payments.

Cash Flows used in Investing Activities

        The CCH Group's cash flows used in investing activities for the years ended 31 December 2012, 2011 and 2010 are as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Payments for purchases of property, plant and equipment	(395.5)	(363.9)	(366.5)
Payments for purchases of intangible assets	—	—	(15.8)
Proceeds from sales of property, plant and equipment	5.0	10.9	8.1
Net (payments for)/ receipts from investments	(21.1)	(38.1)	10.9
Interest received	7.9	8.7	6.6
Net receipts from disposal of subsidiaries	—	13.1	—
Net payments for acquisition of joint arrangement	—	(2.5)	—

Net cash used in investing activities	(403.7)	(371.8)	(356.7)

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        Purchases of property, plant and equipment accounted for the CCH Group's most significant cash outlay for investing activities in each of the three years ended 31 December 2012, 2011 and 2010. The

CCH Group focuses its capital investment on the most profitable areas of the business, such as marketing equipment and immediate consumption packaging. The CCH Group continues to redeploy plant and equipment within its group where possible, thus minimising cash outflows and improving returns on existing assets.

        Set forth below are the CCH Group's purchases of non-current assets in its three business segments for the years ended 31 December 2012, 2011 and 2010. The CCH Group has also set forth these capital expenditures as a percentage of its total capital expenditures in the relevant period.

	Year ended 31 December
	2012		2011(1)		2010(1)
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established Countries	123.5	31.2	117.1	32.2	117.9	30.8
Developing Countries	46.4	11.7	46.5	12.8	61.0	16.0
Emerging Countries	225.6	57.1	200.3	55.0	203.4	53.2

Total purchases of non-current assets	395.5	100.0	363.9	100.0	382.3	100.0

(1)
Comparative amounts have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        Purchases of non-current assets totalled €395.5 million in the year ended 31 December 2012, of which 47.1% was related to investment in production equipment and facilities and 26.1% to the acquisition of marketing equipment. The purchases increased by €31.6 million, or 8.7%, in the year ended 31 December 2012 compared to the respective period of 2011. Purchases of coolers represent a significant portion of the CCH Group's capital expenditure. During 2012, for example, approximately 25.5% of the CCH Group's additions of property, plant and equipment were for coolers.

        Purchases of non-current assets totalled €363.9 million in the year ended 31 December 2011. Of this, 37.0% was related to investment in production equipment and facilities and 26.5% to the acquisition of marketing equipment. The purchases decreased by €18.4 million, or 4.8%, in 2011 compared to 2010.

        The net payment for investments for the year ended 31 December 2012 was €21.1 million. The main reason for this outflow is the purchase of BrewTech B.V. the parent company of A.D. Pivara Skopje, from the joint venture Brewinvest S.A., by the CCH Group. The net payment for investments for the year ended 31 December 2011 was €38.1 million. The main reason for this outflow was the purchase of minority shares in A.D. Pivara Skopje, the beer and alcohol-free beverages business in FYROM, that the CCH Group jointly controls with Heineken.

        The net payments for acquisition of joint arrangement of €2.5 million in the year ended 31 December 2011 is related to the joint acquisition of all outstanding shares of MS Foods UAB with TCCC through Multon ZAO.

Cash Flows used in Financing Activities

        The CCH Group's cash flows provided by financing activities for the years ended 31 December 2012, 2011 and 2010 were as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Return of capital to shareholders	(123.4)	(181.5)	—
Payments of expenses related to the share capital increase	—	(6.0)	—
Share buy-back payments	—	—	(42.3)
Purchase of shares held by non-controlling interests	(13.9)	(74.2)	(3.7)
Proceeds from shares issued to employees exercising stock options	0.1	4.7	5.7
Dividends paid to owners of the parent	—	—	(102.0)
Dividends paid to non-controlling interests	(1.0)	(5.8)	(4.9)
Proceeds from external borrowings	1,088.2	1,493.7	926.4
Repayments of external borrowings	(1,186.2)	(1,383.7)	(1,178.1)
Principal repayments of finance lease obligations	(21.8)	(48.1)	(75.1)
Proceeds from sale of interest rate swap contracts	—	—	33.0
Interest paid	(100.5)	(108.9)	(71.8)

Net cash used in financing activities	(358.5)	(309.8)	(512.8)

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of CCH, in an equal amount.

        On 25 June 2012, the annual general meeting of CCH's shareholders approved a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period following the meeting, pursuant to Article 16 of Codified Law 2190/1920. Based on the CCH Group's capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share. This programme has currently been suspended and no shares have been purchased pursuant to this programme.

        On 6 May 2011, the annual general meeting of CCH's shareholders resolved to reorganise its share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        On 30 April 2009, CCH's board of directors authorised a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH's capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme.

        During 2012, the consideration paid for the purchase of shares held by non-controlling interests in the year amounted to €13.9 million, which relates to the non-controlling interest Nigerian Bottling Company plc acquired in 2011.

        During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o bringing its interest in these subsidiaries to 100%. The CCH Group's payments in 2011 for the purchase of the shares held by non-controlling interests amounted to €74.2 million.

        Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

        During the year ended 31 December 2012, net repayments of external borrowings (net of proceeds from external borrowings) were €98.0 million, mainly due to net repayments for commercial paper. The net repayments of commercial paper were €120.5 million in 2012. The outstanding amount under the commercial paper programme as at 31 December 2012 was €129.5 million compared to €250 million and €127 million at 31 December 2011 and 2010, respectively.

        During the year ended 31 December 2011 the net proceeds from external borrowings were €110.0 million. On 2 March 2011, the CCH Group completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The proceeds of the issue were used to repay the outstanding balance of the existing €301.1 million notes due on 15 July 2011. The net proceeds from commercial paper issuance were €123 million in 2011.

        The CCH Group repaid a net amount of €251.7 million in external borrowings in 2010. On 14 December 2010 the CCH Group repaid an aggregate principal amount of fixed rate notes equal to €198.9 million, being a portion of the €500 million fixed rate bond due in July 2011.

        During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million.

        In April 2012, the CCH Group updated the base prospectus for its euro medium term note programme and increased the maximum size of the programme from €2.0 billion to €3.0 billion.

        During the year ended 31 December 2012, the CCH board of directors voted to increase CCH's share capital by 5,334 and 6,165 shares on 24 February 2012 and 27 August 2012, following the exercise of stock options pursuant to its employees' stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

        In 2011, the CCH Group received proceeds of €4.7 million from the issue of shares. This followed resolutions by CCH's board of directors on 21 February 2011, 30 May 2011, 10 August 2011 and 15 November 2011 to increase CCH's share capital by 354,512, 21,994, 28,749, and 313 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as a €0.2 million increase to share capital and a €4.5 million increase to share premium.

        In 2010, CCH received proceeds of €5.7 million from the issue of shares. This followed resolutions by CCH's board of directors on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 to increase CCH's share capital by 163,354, 161,663, 102,700, and 169,648 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as €0.3 million to share capital and €5.4 million to share premium.

        CCH paid dividends to its shareholders in the amount of €102 million in the year ended 31 December 2010. You should read Item 3, "Key Information—Selected Financial Date—Dividend and Dividend Policy" for additional information. The CCH Group also makes dividend payments to the non-controlling interest shareholders in its subsidiaries.

Working Capital

        The CCH Group's working capital positions as at 31 December 2012, 2011 and 2010 were as follows:

	As at 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,508.4	1,548.0	1,587.0
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,634.1)	(1,532.1)	(1,462.7)

Working capital	(125.7)	15.9	124.3
Add back: deposit liabilities on returnable containers	111.1	107.7	106.4

Working capital, excluding deposit liabilities	(14.6)	123.6	230.7

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        As at 31 December 2012, the CCH Group's working capital, excluding deposit liabilities on returnable containers, had decreased by €138.2 million, compared with the working capital balance as at 31 December 2011. The decrease was driven by improved working capital management, specifically a €47.8 million decrease in trade and other receivables and a €34.2 million increase in trade and other payables more than offsetting the effects of a €10.3 million increase in the level of inventories.

        As at 31 December 2011, the CCH Group's working capital, excluding deposit liabilities on returnable containers, the refundable deposit paid by the CCH Group's customers for returnable containers delivered to their premises, which is refunded when the empty returnable containers are returned, decreased by €107.1 million, compared with the working capital balance as at 31 December 2010. The reason for the decrease is the increase in trade and other payables of €69.4 million, decrease of trade and other receivables of €20.8 million and the decrease in the level of inventories held of €29.7 million.

        As at 31 December 2012, the CCH Group had negative working capital of €14.6 million compared to a positive working capital of €123.6 million, €230.7 million in 31 December 2011 and 2010, respectively, excluding deposit liabilities for returnable containers of €111.1 million, €107.7 million and €106.4 million respectively. Although the CCH Group's deposit liabilities are classified as part of current liabilities, the CCH Group's returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. The CCH Group believes that presenting its working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare the CCH Group's working capital information with that of other bottlers that do not use returnable packaging.

        Although the CCH Group seeks to finance its capital expenditures from operating cash flows, the CCH Group may also use short-term borrowing facilities. The CCH Group reviews its cash requirements and financial resources on a monthly basis for a rolling 12-month period. The CCH Group continues to maintain adequate current assets to satisfy current liabilities when they are due and to have sufficient liquidity and financial resources to manage its day-to-day cash requirements. Taking into consideration the CCH Group's established borrowing facilities, operating cash flows and access to capital markets, the CCH Group believes that it has sufficient liquidity and working capital to meet its present and budgeted requirements.

Holding Company Structure

        The amount of dividends payable by the CCH's operating subsidiaries to CCH is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organised and operate. Dividends paid to CCH by certain of its subsidiaries are also subject to withholding taxes. In the context of the CCH Group's taxation management policy, CCH's subsidiaries do not remit dividends to CCH in cases where it would be disadvantageous to do so from a tax point of view. The CCH Group seeks to satisfy the operating cash flow requirements of its operations in each country with cash generated from that country and only if needed, supplemented by funding from the CCH Group. Acquisitions and significant capital investments are financed centrally, with funds provided to the CCH Group's operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, the CCH Group is able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, the CCH Group has not incurred material withholding taxes on the remittance of dividends or cash from its operating subsidiaries. However, in the future, the CCH Group may have to satisfy its cash requirements at the holding company level through sources of financing other than dividends, including external sources.

Borrowings and Funding Sources

Funding policies

        The CCH Group's general policy is to retain a certain amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on its balance sheet while maintaining the balance of its liquidity reserves in the form of a committed, unused revolving credit facility, to ensure that the CCH Group has cost-effective access to sufficient financial resources to meet its short- and medium-term funding requirements. These include the day-to-day funding of the CCH Group's operations, upcoming debt maturities, as well as the financing of its capital expenditure programme.

        In order to mitigate the possibility of liquidity constraints, the CCH Group endeavours to maintain a minimum of €100 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements. The board of directors has decided to temporarily increase the amount of cash and cash equivalent held on the CCH Group's balance sheet as a result of the volatility in the financial markets and the maturity profile of its debt.

        Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the CCH Group.

Cash and cash equivalents

        The CCH Group's cash and cash equivalent balances as at 31 December 2012, 2011 and 2010 were as follows:

	As at 31 December
	2012		2011(1)		2010(1)
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro	377.3	85.9	356.1	79.6	268.5	87.5
Nigerian naira	39.2	8.9	51.7	11.6	3.0	1.0
Belorusian rouble	4.9	1.1	6.6	1.5	7.6	2.5
Russian rouble	4.2	1.0	9.6	2.1	3.7	1.2
Croatian kuna	3.2	0.7	5.0	1.1	4.0	1.3
Romanian leu	2.4	0.5	2.0	0.4	1.3	0.4
Swiss franc	1.4	0.3	1.5	0.3	1.2	0.4
Bosnia and Herzegovina convertible mark	1.4	0.3	0.5	0.1	0.9	0.3
US dollar	1.3	0.3	1.9	0.4	0.6	0.2
UK sterling	1.1	0.3	0.2	—	0.1	—
Moldovan leu	0.7	0.2	0.7	0.2	0.1	—
Bulgarian lev	0.7	0.2	3.6	0.8	2.0	0.7
Ukrainian hryvnia	0.5	0.1	2.2	0.5	1.6	0.5
Polish zloty	0.3	0.1	0.6	0.1	0.4	0.1
Serbian dinar	—	—	3.9	0.9	10.7	3.5
Other	0.5	0.1	1.3	0.4	1.0	0.4

Total	439.1	100	447.4	100.0	306.7	100.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        The CCH Group's cash and cash equivalents balance at 31 December 2012 was €439.1 million, representing a decrease of €8.3 million from the balance at 31 December 2011, an increase of €132.4 million from the balance at 31 December 2010. As at 31 December 2012, Nigerian naira includes an equivalent amount of €29.8 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of an escrow bank account held for the payment of the former minority shareholders of CCH's Nigerian operating company, Nigerian Bottling Company plc. The cash and cash equivalents balance between 31 December 2012 and 2011 was almost stable. The increase in the cash and cash equivalents balance between 31 December 2011 and 2010 is attributable to the net proceeds from CCH Group's commercial paper programme.

        While there are restrictive controls on the movement of funds out of certain of the Territories in which the CCH Group operates, these restrictions have not had a material impact on its liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure and working capital purposes.

Debt

        The CCH Group's debt funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet the CCH Group's anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. The CCH Group manages its short- and longer-term financial commitments through its various financial arrangements, which currently includes the CCH Group's unused €500 million syndicated loan facility, as well as through its cash flow from operations.

        The CCH Group's net debt as at 31 December 2012, 2011 and 2010 was as follows:

	As at 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	146.1	299.6	177.5
Current portion of long-term debt	391.3	—	304.9
Short-term finance lease obligations	17.6	21.9	48.8

Total short-term borrowings, including finance lease obligations	555.0	321.5	531.2

Long-term borrowings, less finance lease obligations	1,491.6	1,867.3	1,567.7
Long-term finance lease obligations	113.1	72.5	95.1

Total long-term borrowings, including finance lease obligations	1,604.7	1,939.8	1,662.8

Gross debt, including finance lease obligations	2,159.7	2,261.3	2,194.0

Cash and cash equivalents	(439.1)	(447.4)	(306.7)

Net debt	1,720.6	1,813.9	1,887.3

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in note 1 to the CCH Group's consolidated financial statements included elsewhere in this annual report.

        As at 31 December 2012, the CCH Group's net financial indebtedness was €1,720.6 million.

        As at 31 December 2012, 63.4% of the CCH Group's gross debt was denominated in euro and 33.2% in US dollars, compared to, 63.4% in euro and 33.1% in US dollars as at 31 December 2011 and 62.7% in euro and 33.9% in US dollars, as at 31 December 2010.

        The CCH Group manages its debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within 12 months, including the $500 million USD bond which matures in 2013, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. The CCH Group launched its commercial paper programme during 2002 to fund its short-term debt portfolio needs. The CCH Group services its short-term debt portfolio principally through operating cash flows.

        During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in USD bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result, an amount of €1.4 million was credited to the CCH Group's income statement.

        As at 31 December 2012, the CCH Group's cash and cash equivalents include an amount of approximately €29.8 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of the escrow bank account held for the payment of former minority shareholders of CCH's subsidiary Nigerian Bottling Company plc.

Commercial paper programme and committed credit facilities

        In March 2002, the CCH Group established a €1 billion global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper programme was €129.5 million as at 31 December 2012, €250 million as at 31 December 2011 and €127 million as at 31 December 2010.

        As at 15 February 2013, the CCH Group had outstanding balances of €169.5 million under the commercial paper program. The weighted average interest rate that applies to this outstanding balance is 0.30%.

        In May 2011, the CCH Group replaced its then-existing €500 million syndicated revolving credit facility with a new €500 million syndicated loan facility, provided by various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9 million, which was the unamortised portion of the fees for the replaced facility, was charged to the income statement in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows CCH to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCH Group. No amounts have been drawn under the syndicated loan facility since inception. In connection with the Share Exchange Offer, the lenders under the syndicated loan facility have agreed not to exercise their rights in connection with a change of control following completion of the Share Exchange Offer.

Euro medium-term note programme

        In 2001, the CCH Group established a €2 billion euro medium-term note programme. Notes issued under the programme through CCH's 100% owned subsidiary Coca-Cola HBC Finance B.V. are unconditionally and irrevocably guaranteed by CCH, as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

        In July 2004, the CCH Group completed the issue of a €500 million 7-year euro-denominated fixed rate bond. In December 2010, the CCH Group finalised a cash tender offer through CCH's subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500 million. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the income statement, in the finance costs line.

        In December 2008, the CCH Group issued a €500 million five-year euro-denominated fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350 million bond that matured in March 2009. In November 2009, the CCH Group issued a €300 million 7-year fixed-rate bond at 4.25%. Proceeds from this issue were used to fund the capital return payment and allowed the CCH Group to extend its debt maturity profile.

        In March 2011, the CCH Group completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600 million. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011.

        In April 2012, the CCH Group updated the base prospectus for its euro medium-term note programme and increased the size of the programme from €2.0 billion to €3.0 billion.

        As at 31 December 2012, a total of €1.1 billion in notes issued under the euro medium-term note programme were outstanding. A further amount of €1.9 billion is available for issuance. These notes are not subject to financial covenants. As at 31 December 2012, the notes outstanding under the euro medium-term note programme were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€500.0 million	7.875%	15 January 2014
16 November 2009	€300.0 million	4.250%	16 November 2016
2 March 2011	€300.0 million	4.250%	16 November 2016

Notes issued in the US market

        On 17 September 2003, the CCH Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900 million (€682.0 million at 31 December 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500 million (€378.9 million at 31 December 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400 million (€303.1 million at 31 December 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the CCH Group's leveraged re-capitalisation and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by the CCH Group in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably solely guaranteed by CCH. These notes are not subject to financial covenants.

Credit rating

        The CCH Group's goal is to maintain a conservative financial profile. In April 2012, Standard & Poor's Credit Services Europe Limited, a subsidiary of The McGraw-Hill Companies, Inc., changed its rating outlook to negative and in June downgraded the CCH Group's corporate credit ratings to "BBB+" long term, "A2" short term with credit watch negative. In June 2012, Moody's France S.A.S., also downgraded the CCH Group's long term rating to "Baa1" long term and the outlook remained negative. The main reasons for both downgrades were the continued pressure on the CCH Group's business results due to the macroeconomic pressures in the Territories and the potential impact of Greece leaving the Eurozone. Ratings and outlook remained unchanged as of 15 February 2013. The CCH Group's credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of the CCH Group's securities. Any change in the CCH Group's credit ratings could have a significant impact on the cost of debt capital for the CCH Group and/or its ability to raise capital in the debt markets.

        Each of Standard & Poor's Credit Services Europe Limited and Moody's France S.A.S. is established in the European Union and is registered under Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Capitalisation and Indebtedness

        The following table shows the consolidated total gross indebtedness of the CCH Group as at 31 December 2012, and has been derived from the CCH Group's consolidated financial statements and/or CCH's accounting records for the year ended 31 December 2012 prepared in accordance with IFRS.

As at 31 December 2012
(euro in millions)
Secured(1)	17.6
Unguaranteed/unsecured	537.4

Total current debt(2)	555.0

Secured(1)	113.1
Unguaranteed/unsecured	1,491.6

Total non-current debt(2)	1,604.7

Total gross indebtedness	2,159.7

(1)
Secured debt refers to finance leases for which assets leased have been pledged as security to the respective liabilities.

(2)
The CCH Group's debt is shown net of unamortised debt issue costs.

        The following table shows the consolidated total capitalisation of the CCH Group as at 31 December 2012, and has been derived from the CCH Group's consolidated financial statements and/or CCH's accounting records for the year ended 31 December 2012 prepared in accordance with IFRS.

As at 31 December 2012
(euro in millions)
Share capital	370.2
Share premium	569.3
Treasury shares	(54.3)
Exchange equalisation reserve	(168.1)
Other reserves	376.6
Retained Earnings	1,895.0
Non-controlling interests	17.8

Total capitalisation	3,006.5

        The following table shows the consolidated net financial indebtedness of the CCH Group as at 31 December 2012, and has been derived from the CCH Group's consolidated financial statements and/or CCH's accounting records for the year ended 31 December 2012 prepared in accordance with IFRS.

As at 31 December 2012
(euro in millions)
Cash	79.7
Cash equivalents	359.4

Total cash and cash equivalents	439.1
Current bank debt	(16.6)
Current portion of non-current debt(1)	(391.3)
Other current financial debt(2)	(147.1)

Current financial debt	(555.0)

Net current financial indebtedness	(115.9)

Bonds issued(1)	(1,429.1)
Other non-current loans(2)	(175.6)

Non-current financial indebtedness	(1,604.7)

Net financial indebtedness(3)	(1,720.6)

(1)
As at 31 December 2012, the CCH Group had the following outstanding indebtedness under its principal financing arrangements:

As at 31 December 2012
(euro in millions)
$500 million notes	391.3

Current portion of non-current debt	391.3
€500 million bond	505.3
$400 million notes	324.7
€600 million bond	599.1

Bonds issued	1,820.4

(2)
Other current financial debt includes commercial paper, hire purchase and finance lease obligations, other short term loans and loans from related parties.

(3)
The CCH Group's net debt is shown net of unamortised debt issue costs. The CCH Group has no indirect or contingent indebtedness. The CCH Group also has derivative financial instruments not reflected in the analysis above with the following fair values as at 31 December 2012:

	As at 31 December 2012
	Assets	Liabilities
	(euro in millions)
Foreign currency forward contracts	1.4	4.9
Foreign currency option contracts	0.9	—
Cross-currency swap contracts	—	67.8
Commodity swap contracts	—	5.8

Interest rate swap contracts	11.3	—

Total current	13.6	78.5

Interest rate swap contracts	35.8	—
Cross-currency swap contracts	—	75.6

Total non-current	35.8	75.6

Market Risk

Treasury policies and objectives

        The CCH Group faces financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. CCH's board of directors has approved its treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. The CCH Group's treasury function is responsible for managing its financial risks in a controlled manner, consistent with the board of directors approved policies. These policies include:

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

  •
  an investment policy to minimise counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by CCH's board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only; and

  •
  a commodity hedging policy in order to hedge the market price risk of certain commodities via financial institutions. This allows the CCH Group to hedge for longer time periods and better manage the counterparty risk exposures.

        In the context of the CCH Group's overall treasury policy, and in line with the operating parameters approved by CCH's board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

        The CCH board of directors has delegated authority to execute transactions, including derivative transactions with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject the CCH Group to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify the CCH Group's risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in the CCH Group's exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative instruments

        The CCH Group uses derivative instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. The CCH Group does not use derivative instruments for any trading activities. It is the CCH Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximise hedge effectiveness.

Interest rate risk

        The CCH Group's interest rate exposure generally relates to its debt obligations. The CCH Group manages its interest rate costs primarily with interest rate swaps and options. All non-euro bond issues have been fully swapped into euro with no residual currency risk.

        As at 31 December 2012, 2011 and 2010 there were no euro denominated interest rate swap contracts outstanding. During June and July 2010, the CCH Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result, an amount of €1.4 million was credited to the income statement for the year ended 31 December 2010. During the years ended 31 December 2012, 2011 and 2010, the CCH Group did not have any interest rate swaps that were not eligible for hedge accounting.

        During the year ended 31 December 2012, the CCH Group recognised in interest expense a loss of €7.9 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting, as compared to a loss of €6.6 million for the year ended 31 December 2011 and a gain of €1.0 million in the year ended 31 December 2010.

        Since 2003, the CCH Group has been using interest rate and cross currency swaps to convert its $500 million and $400 million notes issued in the USD market from fixed rate US dollar denominated debt to floating rate obligation based on Euribor. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

        The sensitivity analysis in the following paragraph has been prepared based on the CCH Group's exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

        A 1.0% increase in the market interest rates on floating rate debt outstanding at 31 December 2012 would have increased the CCH Group's interest expense by €4.7 million in the year ended 31 December 2012, compared to €5.0 million and €1.8 million for the years ended 31 December 2011 and 2010, respectively. A 1.0% decrease in market interest rates would have decreased the CCH Group's interest expense by €4.7 million in the year ended 31 December 2012, compared to €5.0 million and €1.8 million for the years ended 31 December 2011 and 2010, respectively. This is mainly attributable to the CCH Group's exposure to interest rates on a fixed rate bond issue that has been swapped to floating rate obligations. These amounts are determined by calculating the CCH Group's hypothetical exposure to interest rate charges on its floating rate debt, after giving consideration to the CCH Group's interest rate and cross-currency swap agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions the CCH Group's management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in the CCH Group's gross debt or other changed in its financial position.

Foreign exchange risk

        The CCH Group's foreign exchange exposures arise from adverse changes in exchange rates between the euro, the US dollar and the currencies in its non-euro Territories. This exposure affects the CCH Group's results in the following ways:

  •
  Raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing or cost reductions, will lead to reduced profit margins;

  •
  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

  •
  As a number of operations have functional currencies other than the CCH Group's presentation currency (euro), any change in the functional currency against the euro impacts its consolidated income statement and balance sheet when results are translated into euro.

        The CCH Group's treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels (measured as a percentage of anticipated cash flows in each major foreign currency) if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. The CCH Group uses forward foreign exchange contracts and foreign currency options to hedge its forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in monetary assets and liabilities denominated in another currency than the reporting currency are normally fully hedged using mainly forward foreign exchange contracts.

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totalled €339.7 million as at 31 December 2012, compared to €419.3 million as at 31 December 2011 and €246.0 million as at 31 December 2010.

        The notional amounts of foreign currency option contracts totalled €108.2 million as at 31 December 2012, compared to €64.3 million as at 31 December 2011 and €158.0 million as at 31 December 2010.

        During 2003, the CCH Group entered into cross currency swaps to cover the currency risk related to the $500 million and $400 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". As at 31 December 2012 the fair value of the cross currency swaps represented a liability of €143.4 million, compared to €130.8 million and €136.1 million as at 31 December 2011 and 2010, respectively.

Commodity price risk

        The CCH Group is affected by the volatility of commodity prices of certain raw materials necessary for the production of its products, in particular sugar, PET and aluminium. Due to the significantly increased volatility of commodity prices, the CCH board of directors has enacted a risk management strategy regarding commodity price risk and its mitigation. The CCH Group continues to contract prices with suppliers in advance to reduce its exposure to the effect of short-term changes in the price of certain commodities; in addition, based on a 36 month forecast, the CCH Group also hedges the purchase price of sugar and aluminium using commodity swap contracts entered into with financial institutions, even when these contracts do not qualify for hedge accounting.

        The notional value of sugar and aluminium swap contracts was €56.4 million as at 31 December 2012, compared to €40.9 million of sugar swap contracts as at 31 December 2011. The CCH Group did not enter into any sugar and aluminium swap contracts in the year ended 31 December 2010.

        The CCH Group enters into multi-year volume purchase commitments with aluminium can manufacturers for a portion of its production requirements. Generally, these volume commitments are at fixed prices except for the aluminium content. The CCH Group can, in quantities of its choice, request the manufacturer to fix the prices of the aluminium content in reference to market rates. The CCH Group tries to reduce its exposure to PET resin price fluctuations by pre-buying where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. The CCH Group applies a variety of contract structures and a competitive supply base to mitigate its exposure and link its contracts to different indexes within the PET value chain. The CCH Group also uses imported Asian and Middle East PET resin to balance European PET resin market prices and increasingly uses recycled content within the European Union.

Credit risk

        The CCH Group has limited concentration of credit risk across trade and financial counterparties. The CCH Group has put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. The CCH Group has policies that limit the amount of credit exposure to any single financial institution.

        The CCH Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the balance sheet. The CCH Group typically assesses the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 30 to the consolidated historical financial information of the CCH Group.

        Within the context of treasury operations, the CCH Group's exposure to credit risk is managed by establishing approved counterparty limits, detailing the maximum exposure that it is prepared to accept with respect to individual counterparties. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The CCH Group's maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.

        In addition, the CCH Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum "AAA" rating and strict investment limits are set, per fund, depending on the size of the fund. The CCH Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of "BBB-" from Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or "Baa3" from Moody's Investors Services, Inc.

        Starting in June 2012, the CCH Group has introduced a new policy parameter to monitor its credit risk exposure to financial institutions that are counterparties to its derivative transactions on a more timely basis. This new tracking system is based on credit default swap levels for each counterparty. The CCH Group has grouped its counterparties into tiers and assigned a maximum exposure and tenor for each tier. In addition, if the credit default swap level for any particular counterparty exceeds 500 bps, the CCH Group ceases trading derivatives with that counterparty and will make every effort to cancel any cash deposits with that counterparty.

C.    Research and Development, Patent and Licences

        Not applicable.

D.    Outlook and Trend Information

Outlook

        In 2013, the CCH Group anticipates a challenging macroeconomic environment, particularly in the Established Countries. Austerity measures are expected to continue to affect disposable income and unemployment is still on the rise in most of the Territories, reaching an all-time high of 11.7% in the Eurozone in December 2012.

        The CCH Group's strategic priorities to strengthen its business remain unchanged. The CCH Group is focused on winning in the marketplace while growing currency neutral revenue per unit case through OBPPC-driven initiatives. Such initiatives allow the CCH Group to balance price and package decisions with affordability considerations, thereby remaining relevant to consumers. The CCH Group is confident that this is the right strategy to drive sustainable profitable volume and revenue growth.

        The CCH Group expects currency neutral revenue per unit case in 2013 to continue to grow year-on-year, albeit at a slower pace.

        In 2013, the CCH Group expects currency neutral input costs per case to increase by low single-digits, driven by EU sugar, PET resin, and aluminium.

        The CCH Group continues to pursue further opportunities to sustainably improve operational efficiencies. In this respect, the CCH Group has identified additional restructuring initiatives. The CCH Group expects to incur costs of approximately €50 million from restructuring initiatives in 2013 that are expected to yield €30 million in annualised benefits from 2014 onwards. The CCH Group expects the initiatives already taken in 2012 and those that it will take in 2013 to yield approximately €65 million in total benefits in 2013.

        Based on current spot rates, the CCH Group expects a negative impact from currency fluctuations in 2013, albeit lower than 2012.

        The CCH Group's emphasis on free cash flow generation and tight working capital management continues. The CCH Group's free cash flow target for the three year period ending 31 December 2015 is €1.3 billion, in line with the CCH Group's macroeconomic and input cost assumptions. This target supersedes all prior years' free cash flow guidance in its entirety. The CCH Group's annual net capital expenditure is expected to range between 5.5% and 6.5% of net sales revenue over the mid-term.

        The CCH Group will continue to plan and invest for the long term. The CCH Group's geographic footprint offers ample scope for growth and the CCH Group is convinced that it is pursuing the right strategy to grow in a sustainable and profitable way and win at the point of sale. The CCH Group will continue to capture the benefits of its revenue growth management strategy, improve operating efficiencies by focusing on cost leadership, and strengthen its free cash flow to create value for its shareholders.

Future Development Plans

        The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under exclusive arrangements for each of the CCH Group's Territories as well as certain other products which are owned by the CCH Group or third parties. Besides the TCCC product portfolio, the CCH Group has diversified into the distribution of certain non-alcoholic beverage products under brands owned by non-TCCC brand owners such as Monster Beverage Corporation, Carlsberg S.A. and Nestlé.

        As part of its long-term strategic plan, the CCH Group has also diversified into the distribution of third party premium spirits products. The CCH Group believes there is significant growth potential in this category and regards its presence in this segment as strategic as it enables the CCH Group to leverage this product portfolio to further support its core non-alcoholic ready-to-drink business.

        Since its formation, a significant part of the CCH Group's growth has been secured from the development (including through acquisition) of juice brands, which form part of the Still beverage category and mineral water, which comprises the Water beverage category. The CCH Group considers both juice and Water to be incremental to the core TCCC brand product offering.

        The CCH Group and TCCC are jointly pursuing growth opportunities in the water and juice category through development or acquisition. As part of this strategy, the CCH Group has a common understanding with TCCC with respect to water acquisitions, whereby the CCH Group will have full ownership of the operating assets and exercise management control over the relevant business and TCCC will own the brands and, jointly with the CCH Group, the water source in the case of mineral waters. In relation to juice acquisitions, the CCH Group and TCCC each owns 50% of the jointly acquired entities to date. Notwithstanding the common understanding reached between the CCH Group and TCCC in relation to water and juice acquisitions, the ultimate decision to acquire or dispose of any asset rests with the Company's management and its Board of Directors and there is no guarantee that the CCH Group and TCCC will reach agreement in relation to any particular acquisition or disposal.

        In addition, the CCH Group has been pursuing a strategy of acquiring third party minority interests in relation to its non-wholly owned subsidiaries, such as Nigerian Bottling Company plc and Coca-Cola HBC-Srbjia, and A.D. Pivara Skopje. As a result, the CCH Group's operating subsidiaries are now wholly owned in all Territories except Bulgaria and Armenia.

E.    Off-balance sheet arrangements

        The CCH Group does not have any off-balance sheet arrangements, as such term is defined for the purposes of Item 5E of Form 20-F that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.     Tabular disclosure of contractual obligations

        The following table reflects the CCH Group's contractual obligations as at 31 December 2012, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	146.1	146.1	—	—	—
Long-term borrowings, less finance lease obligations	1,882.9	391.3	853.8	637.8	—
Estimated interest payments	252.6	84.1	118.6	32.9	17.0
Operating lease obligations	205.9	50.3	86.4	50.0	25.2
Finance lease obligations	130.7	17.6	21.1	12.4	79.6
Capital commitments	90.3	87.8	2.5	—	—
Other long-term purchase commitments	300.5	204.1	91.9	2.80	1.70

Total	3,009.0	981.3	1,168.3	735.9	123.5

        Refer to note 15 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information regarding short-term borrowings, long-term debt and finance leases.

        Long-term debt bears fixed interest rate or has been swapped from fixed to variable interest rate through the use of interest rate and cross currency swaps. The CCH Group calculated estimated interest payments on the basis of estimated interest rates and payment dates based on its determination of the most likely scenarios for each relevant debt instrument. The CCH Group typically expects to settle such interest payments with cash flows from operating activities and/or short-term borrowings.

        Refer to note 32 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

        The above table does not reflect employee benefit obligations of €192.5 million consisting of current obligations of €50.4 million and non-current obligations of €142.1 million. Refer to note 17 to the CCH Group's consolidated financial statements included elsewhere in this annual report for further information.

        The above table also does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail above under "Market Risk".

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        CCH's board of directors and senior management are responsible for its management. In particular, senior management is responsible for the day-to-day management of the CCH Group in accordance with the instructions, policies and operating guidelines established by CCH's board of directors. The board of directors approves three-year strategic and financial plans and detailed annual budgets. The business address of the directors and senior management is c/o Coca-Cola Hellenic Bottling Company S.A., 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

Directors Nominated by Kar-Tess Holding and The Coca-Cola Company Entities

        Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis were nominated by Kar-Tess Holding. Mr. John Hunter and Mr. Irial Finan were nominated by the TCCC Entities. Kar-Tess Holding and the TCCC Entities also agreed to designate the remaining non-executive members of the board of directors jointly and to maintain their respective proportional representation on the board of directors in the event that the number of directors increases or decreases.

        Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis, CBE, OFR and Mr. Haralambos K. Leventis are brothers. By virtue of their responsibilities within Kar-Tess Group, Mr. George A. David, OBE, MFR, Mr. Anastassis G. David, Mr. Anastasios P. Leventis, CBE OFR and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of CCH's ordinary shares held by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership. Boval S.A., the parent of Kar-Tess Holding, currently holds 44.48% of Frigoglass S.A. Other than as described in the previous sentence, there are no existing or potential conflicts of interest between any duties of the CCH Group's directors of and their private interests and other duties.

Directors

        The directors of the CCH consists of the following persons:

Name	Age	Title	Initially Elected	Company / Nominated by
George A. David, OBE, MFR	76	Chairman and Non-Executive Director	2 January 1981	Kar-Tess Holding
Dimitris Lois	51	Chief Executive Officer	4 July 2011	—
Anastasios P. Leventis, CBE, OFR	71	Vice-Chairman and Non-Executive Director	27 October 2000	Kar-Tess Holding
Haralambos K. Leventis	70	Non-Executive Director	18 September 2002	Kar-Tess Holding
Anastassis G. David	42	Non-Executive Director	27 July 2006	Kar-Tess Holding
Irial Finan(1)	55	Non-Executive Director	23 October 1997(1)	TCCC
John Hunter	75	Non-Executive Director	8 December 2010	TCCC
Kent Atkinson	67	Senior Independent Non-Executive Director	6 September 2000	Independent
Antonio D'Amato	55	Non-Executive Director	1 January 2002	Independent
Christos Ioannou	41	Non-Executive Director	19 March 2010	Independent
Sir Michael Llewellyn-Smith, KCVO, CMG	73	Non-Executive Director	6 September 2000	Independent
Nigel Macdonald	67	Non-Executive Director	17 June 2005	Independent

(1)
Mr. Irial Finan originally served as a member of the board of directors of Hellenic Bottling Company S.A. from 23 October 1997 to 30 August 2000 (Hellenic Bottling Company S.A. consummated its acquisition of Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on 9 August 2000). He then served on the board of directors from 18 May 2001 to 21 August 2003. His current term began on 17 June 2005.

George A. David, OBE, MFR

        Mr. George A. David, the Chairman of CCH's board of directors, graduated from the University of Edinburgh in 1959. He began his career that same year with a group of companies controlled by his uncle A.G. Leventis in Nigeria. Today, he holds a position on the board of directors of Petros Petropoulos S.A., Titan Cement S.A., Kar-Tess Holding, Boval S.A., Torval Investment Corp., Leventis Holding S.A. and Eurobank Ergasias S.A. and serves as vice president of Fillmore AKTEXE. He is a trustee of the A.G. Leventis Foundation, chairman of the Centre for Asia Minor Studies and a member of the board of directors of the Hellenic Institute of Defense and Foreign Policy (ELIAMEP). Mr. David is a member of CCH's human resources committee and social responsibility committee.

Dimitris Lois—CEO

        Mr. Dimitris Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including that of business development manager. He served as managing director of Frigoglass S.A., having joined the company in 1997 as the general manager of the STIND S.A. glass plant in Bulgaria. He later became country manager for Bulgaria. In 2000, Mr. Lois was appointed commercial refrigeration director and in 2001, he was appointed director of the newly created "cool" division. He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois joined CCH in June 2007 and was appointed regional director responsible for the CCH Group's operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova. In August 2009, he became chief operating officer for CCH. Mr. Lois was appointed CCH's chief executive officer in July 2011. He holds a Master of Science in Chemical Engineering from Northeastern University and a Bachelor of Science in Chemical Engineering from Illinois Institute of Technology.

Anastasios P. Leventis, CBE, OFR

        Mr. Anastasios P. Leventis worked in Nigeria for companies controlled by A.G. Leventis since the 1960s. He is on the board of directors of Torval Investment Corp. and Boval S.A., which has widespread investments worldwide, as well as on the boards of subsidiaries of Boval S.A. in Nigeria. Since 1980, Mr. Leventis has served as a director of Leventis Overseas Ltd and he is also the chairman of the A.G. Leventis Foundation. On 4 April 1990, Mr. Leventis was appointed Honorary Commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honoured with the award of Commander of the Order of the British Empire in the Queen's Birthday Honours List of 2004 and was also awarded the Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis serves on the councils of several non-profit organisations.

Haralambos K. Leventis

        Mr. Haralambos K. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by A.G. Leventis. He was involved in the management of a number of companies in the CCH Group, including Leventis Motors Ltd, where he was the executive director responsible to the board for the management of the company. Mr. Leventis is a director of several companies in the Leventis Group in Nigeria and elsewhere, including Nigerian Bottling Company plc and Leventis Overseas Ltd, and is also a trustee of the A.G. Leventis Foundation. Mr. Leventis is also on the board of directors of Torval Investment Corp.

Anastassis G. David

        Mr. Anastassis G. David graduated from Tufts University in 1993 and began his career at the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers, focusing on accounting and business finance. From 1998, Mr. David's principal activity was adviser to Kar-Tess Holding S.A. on its bottling investments. Mr. David was chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of IDEAL Group S.A., Aegean Airlines S.A., Nephelle Navigation Inc., Kar-Tess Holding, Boval S.A. and Axa Insurance Company S.A. Mr. David is also vice president of Eagle Enterprises S.A., 3V S.A., Alpheus Advisors S.A. and Rondilato S.A. Mr. David is also a member of the Advisory Board of the Fares Centre at Tufts University as well as a member of the International Board of Overseers of Tufts University. He is a member of the board of trustees of College Year in Athens and member of the executive committee of the Cyprus Union of Shipowners.

Irial Finan

        Mr. Irial Finan holds a Bachelor of Commerce degree from National University of Ireland in Galway and is an Associate (later Fellow) of the Institute of Chartered Management Accountants. He was recently conferred with an honorary Doctor of Laws Degree from NUI Galway in Ireland. He is an executive vice president of TCCC and president of bottling investments. He is responsible for managing a multi-billion dollar internal bottling business, which has operations in five continents (North America, South America, Europe, Africa and Asia), revenues of over $8 billion and more than 85,000 employees. Additionally, he is responsible for stewarding TCCC's equity investments and leading the concentrate product supply organisation. Mr. Finan has over 30 years' experience in the Coca-Cola system. From 2001 to 2003, he served as chief executive officer of CCH, during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined TCCC in 2004 as president of bottling investments and supply chain and was named executive vice president in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster Ltd., based in Belfast. He was finance director of Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan has also served on the board of directors of Coca-Cola Enterprises Inc. and Coca-Cola Amatil Limited. Mr. Finan serves on the board of directors of Coca-Cola FEMSA, the Supervisory Board of CCE AG, Coca-Cola Central Japan Company, Limited, the American Ireland Fund, Smurfit Kappa Group Plc and Grove 2 Glass Trading Services GmbH. He also serves as a non-executive director for Co-operation Ireland and NUI Galway Foundation.

John Hunter

        Mr. John Hunter began his career with Coca-Cola in 1967. He held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named president of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr. Hunter has served on the board of directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with CCH in 2000. From 1998 to 2000, Mr. Hunter was chairman of Seagram Spirits and Wine Group and from October 2008 through to April 2010 he served as a member of the board of directors of Coca-Cola Enterprises. Mr. Hunter is a member of CCH's human resources committee and social responsibility committee.

Kent Atkinson

        Mr. Kent Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was regional executive director for Lloyds TSB's South East Region until he joined the main board as group finance director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as a non-executive director. Mr. Atkinson is the senior independent non-executive director of CCH and chairman of its audit committee. He is also a non-executive director of Bank of Ireland and chairman of its group audit committee and a member of its risk committee, a non-executive director of Gemalto NV and a member of its audit committee and strategy and M&A committee. Mr. Atkinson is also the senior independent non-executive director, chairman of the audit committee and a member of the risk committee of UK Asset Resolution Ltd (which includes Northern Rock (Asset Management) plc and Bradford & Bingley plc). Mr. Atkinson is CCH's senior independent director and chairman of CCH's audit committee.

Antonio D'Amato

        Mr. Antonio D'Amato graduated in Law at the University Federico II in Naples 110/110 cum laude. He began his business career in 1979 with Cartoprint in Milan, part of the Seda International Packaging Group SpA (formerly the Finseda Group), a leading European company in the production of food packaging. He was employed in various capacities and he became president of Seda International Packaging Group SpA in 1991. Mr. D'Amato was previously president and a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of the Union of Industrial and Employers' Confederations of Europe, or UNICE. From 2000 to 2012, Mr. D'Amato was a member of the Italian National Council for Economy and Labour, or CNEL. In July 2001, he became president of the LUISS University in Rome, a leading private Italian university.

Christos Ioannou

        Mr. Christos Ioannou received his BA from Cornell University in 1994 and his MBA from the MIT Sloan School of Management in 1998. Mr. Ioannou's primary involvement is with J&P (Overseas) and J&P-AVAX, where he serves on both boards. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and Southeast Europe. Mr. Ioannou is also involved in the hotel business holding directorships in Athinaion SA (Athenaeum Intercontinental) and YES Hotels. Mr. Ioannou serves on several other boards including Food Plus and Aegean Airlines S.A.

Sir Michael Llewellyn-Smith, KCVO, CMG

        Sir Michael had a distinguished career in the British diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently vice president of the British School at Athens, Honorary Fellow of St. Antony's College, Oxford, and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael is chairman of CCH's human resources committee and social responsibility committee.

Nigel Macdonald

        Mr. Nigel Macdonald was formerly a senior partner in Ernst & Young's UK practice, having been a partner for 27 years, during which he served as vice chairman of the accounting and auditing committees of Ernst & Young's worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland, of which he was the president between 1993 and 1994. He is the senior trustee of the United Kingdom's National Maritime Museum and chairman of both its remuneration committee and audit committee. Mr. Macdonald is also chairman of a privately held retail business in London, James Lock & Co. Ltd. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK Government and, from 1992 until the end of 2004, he was a member of the Board of the British Standards Institute and chairman of its audit committee. From 1990 until 2006, he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005, he was a member of the UK Competition Commission serving on its specialist panels on electricity and water. From 2002 until 2011 he was a member of the audit committee of the International Oil Pollution Compensation Fund and also an adviser to it. Mr. Macdonald is a member of CCH's audit committee.

Senior Management

        The senior management team of the CCH consists of the following persons, all of whom are members of the CCH Group's operating committee:

Name	Age	Title
Dimitris Lois	51	Chief Executive Officer
Michalis Imellos	44	Chief Financial Officer
Per Breimyr	51	Group Chief Customer and Commercial Officer
John Brady	55	Regional Director: Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland
Richard Smyth	54	Regional Director: Austria, Estonia, Latvia, Lithuania, FYROM, Italy, Slovenia and Switzerland
Keith Sanders	51	Regional Director: Armenia, Belarus, Poland, Russian Federation and Ukraine
Alain Brouhard	50	Regional Director: Bulgaria, Moldova, Nigeria, Romania and Serbia (including the Republic of Kosovo) and Montenegro
Kleon Giavassoglou	60	Group Supply Chain Services Director
Jan Gustavsson	46	General Counsel, Company Secretary and Director of Strategic Development
Bernard P. Kunerth	57	Human Resources Director

Dimitris Lois

        For Mr. Dimitris Lois' biography, please see "—Directors—Dimitris Lois—CEO" above.

Michalis Imellos

        Mr. Michalis Imellos joined CCH in July 2008 as regional finance director, responsible for Nigeria, Romania, Moldova, Bulgaria, Greece, Cyprus, and subsequently Serbia and Montenegro. In July 2011 he assumed the position of general manager, Romania & Moldova. In April 2012, Mr. Imellos was appointed chief finance officer of CCH. Prior to CCH, Mr. Imellos worked for Xerox for 11 years, where he held several senior finance positions in its UK-based European headquarters, such as mergers and acquisitions director, office division finance director and office division field controller. Prior to these, he managed the financial, tax and legal aspects of Xerox's sponsorship of the Athens 2004 Olympic Games, as well as the finance function of the company's operations in Greece, having started his career in audit with Ernst & Young. Mr. Imellos is a UK-qualified fellow of the Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Science in Physics and Computing from the University of Athens.

Per Steen Breimyr

        Mr. Per Steen Breimyr joined the CCH Group in February 2008 as group commercial director. He joined Mars Inc. in Norway in August 1987, where he held various sales positions before becoming national account director. In November 1992, he became sales director with Duracell and eventually joined PepsiCo Nordic as sales director for Norway in January 1994. In 1997, he moved to London with PepsiCo Europe and PepsiCo Beverages International, where he held various positions in European and global account management. In 2003, he joined InBev (AB InBev) in Leuven Belgium, taking on the position of vice president, global sales and distribution. In 2006, he was appointed commercial vice president, responsible for the development and implementation of brand initiatives, distribution programmes, sales and innovation strategies for central and Eastern Europe and Cuba. He holds a diploma in shipping from the London School of Foreign Trade and a degree from the Marketing College, Arendal Handelsskole.

John Brady

        Mr. John Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for TCCC and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became regional director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of the CCH Group. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to the CCH Group as regional director and currently he is responsible for the CCH Group's operations in Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland. Mr. Brady holds a Bachelor of Science Degree from the University of North Carolina.

Richard Smyth

        Dr. Richard Smyth joined the CCH Group in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president South East Asia, responsible for the company's nutritional drinks business. As vice president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Dr. Smyth spent 13 years working with Nestlé, where his roles included general manager of a joint venture with Danone in Slovakia, chief operating officer of its Filipino confectionery division and senior marketing positions in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty-free business. Since he joined CCH, he has covered 12 countries as regional director and since mid-2009, he is responsible for the CCH Group's operations in the Baltics (Estonia, Latvia, Lithuania), Austria, Slovenia, Switzerland, Italy and FYROM. Dr. Smyth holds a PhD in Organic Chemistry from the University of Kent.

Keith Sanders

        Mr. Keith Sanders joined the CCH Group as the country general manager for Russia in May 2004. In August 2009, he was appointed regional director, responsible for Russia, Poland, Ukraine, Belarus, and Armenia. Prior to joining the CCH Group, he spent 11 years within the Coca-Cola system. He started his career with TCCC in a regional marketing role within the Gulf Region. In 1993 he was appointed HR & training manager for the Gulf Region. In 1994, he assumed his first bottling general manager role in Bahrain, and then moved through a series of larger-country general management roles until 2001, when he was appointed director for bottling operations in the Eurasia & Middle East Division with responsibility for Saudi Arabia, Pakistan, UAE, Oman, Bahrain, and Qatar. Prior to joining the Coca-Cola system, Mr. Sanders spent six years with Procter & Gamble in the United States in a variety of sales and marketing roles. Mr. Sanders holds a Bachelor of Science degree from The University of Kansas and a Master's Degree in Business Administration from TCU.

Alain Brouhard

        Mr. Alain Brouhard joined the CCH Group as regional director in June 2010, responsible for the CCH Group's operations in Nigeria, Romania, Moldova, Bulgaria, Serbia (including the Republic of Kosovo)/Montenegro and Nigeria. Previously, he held the position of managing director, Italy and

Southeast Europe for Adidas since 2007, covering 11 countries, managing both Adidas and Reebok brands. He began his career with Adidas in 2002, serving as vice president, commercial operations EMEA based in Germany, and in 2005 he took on the role of managing director, Iberia, based in Spain and responsible for Spain and Portugal. Previously he spent sixteen years with Procter & Gamble in four different countries and in a variety of commercial and management roles leading up to global customer team leader—Global & Western Europe in 2000, where he managed out of Geneva the global account management of Delhaize and the European management of New Channels including discounters (such as Aldi, Lidl, and Dia) and Convenience Retailing (such as Petroleum). Mr. Brouhard holds a Master's Degree in Business Administration from Audencia Business School in France and from Ohio State University in the United States.

Kleon Giavassoglou

        Prior to joining the Coca-Cola system, Dr. Kleon Giavassoglou worked as an assistant professor at the University of Patras and a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. He commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of the CCH Group's operations in Northern Greece. In 1995, he was appointed technical operations manager of the CCH Group's Greek operations and in 1998 technical director of CCH. In 2000, he became regional technical and engineering director of CCH and in February 2004 he became supply chain services director. Dr. Giavassoglou holds a PhD in Electrical Engineering as well as a Masters' Degrees in Civil Engineering and Constructing from the University of Patras.

Jan Gustavsson

        Mr. Jan Gustavsson began his career with the Coca-Cola system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of TCCC. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of CCH in August 2001. In May 2009, he also assumed the responsibilities of director of strategic development. Mr. Gustavsson holds an LL.B. from University of Uppsala in Sweden and an LL.M. from Harvard Law School.

Bernard P. Kunerth

        Prior to joining the Coca-Cola system, Mr. Bernard P. Kunerth held various human resources management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996, he was the regional human resources director for western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for TCCC in London. In 1997, he transferred to the position of vice president of human resources for Europe with Coca-Cola Enterprises Inc. In July 2001, he was appointed vice president for human resources for all of Coca-Cola Enterprises Inc. in Atlanta, Georgia. He was responsible for compensation, benefits, performance management and talent management, information systems, finance and safety. He became Group human resources director of the CCH Group in 2004. He holds a Master's Degree in Psychology from the University of Bordeaux.

        Mr.Lois, Dr. Giavassoglou, Mr. Brouhard and Mr. Imellos are employed by CCH. All other members of the senior management of the CCH Group are employed by various subsidiaries of CCH although their responsibilities cover the entire group.

Operating Committee

        The CCH Group's operating committee is comprised of the members of senior management listed above and is chaired by the chief executive officer. The operating committee seeks to ensure effective coordination and decision-making through the business. The operating committee meets eleven times each year and is responsible for:

  •
  taking, under the leadership of the chief executive officer, executive management responsibility for the CCH Group and its business and all matters not reserved or delegated to another person, body or officer;

  •
  developing group strategy and implementation of strategies approved by the board of directors;

  •
  agreeing action plans to support each of the Territories;

  •
  setting annual targets and agreeing annual business plans which include a comprehensive programme of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of CCH's performance progress; and

  •
  working with the country general managers to review and adjust, where necessary, the cooperation framework ensuring consistent behaviour throughout the different countries.

Management and Operation of the Business

        Whilst the bottlers' agreements constitute an important element in the CCH Group's overall business and in their day-to-day business relationship TCCC and the CCH Group have worked closely together in order to maximise the success of the CCH Group's TCCC brand-related business, the CCH Group operates its business independently of TCCC. In their business relationship TCCC and the CCH Group apply a clear demarcation of roles whereby, by and large, TCCC is responsible for overall consumer awareness and the CCH Group controls the customer relationships in each of its Territories and controls the distribution networks, the production facilities and other operating assets in each Territory.

        The board of directors and senior management of CCH are responsible for the management of the CCH Group's business. Senior management is responsible for the day-to-day management of the CCH Group in accordance with the instructions, policies and operating guidelines established exclusively by the board of directors. The board of directors and senior management are expected to be compensated by the CCH Group purely on the basis of the performance of CCH's shares and business operations.

        CCH, its board of directors and senior management are solely responsible for the formulation of the CCH Group's strategy which is developed by the CCH Group's operating committee who recommend three-year strategic and financial plans and detailed annual budgets to the board of directors. In practice, such plans are informed through discussions with TCCC in relation to its objectives for how its branded products are to develop in particular markets; these discussions shape the level of marketing investment that may be required to meet these goals. TCCC's and the CCH Group's respective objectives for marketing and promotional investments are segregated into consumer-driven (which are TCCC's responsibility) and customer-driven (which are the CCH Group's responsibility). CCH is wholly and exclusively responsible for building its annual plans for customer-driven marketing, promotion and investments for each designated market. These plans include, among other things, packaging architecture, customer discounts, promotional plans, raw materials and commodities procurement strategies, production resources and geographic coverage, logistics arrangements and route planning, sales coverage, capital investments and back office activities. Whilst CCH is required to share with TCCC an annual business plan which must be acceptable to TCCC in terms of compliance with the terms of the bottlers' agreements, ultimate responsibility for final approval of the CCH Group's annual business plan developed by the CCH Group's operating committee rests with the board of directors.

B.    Compensation

Remuneration Policy

        The CCH Group aims to provide total compensation for its employees that is fair and sufficient to attract and retain people with the right talent, values set and skills necessary to grow the business in order to support the CCH Group's strategic framework and to maximise shareholder value. The CCH Group also aims to motivate and reward employees to achieve stretched business targets. To achieve the CCH Group's short and long-term operating objectives, it is necessary to continuously attract, retain and motivate high calibre executives. The human resources committee aims to provide total compensation that is competitive by reference to other multinational companies similar to the CCH Group in terms of size, geographic spread and complexity. In line with the CCH Group's commitment to maximise shareholder value, its policy is to link a significant proportion of remuneration for its senior managers to the performance of the business through short- and long-term incentives. Therefore, especially the equity-related long-term compensation of senior managers aligns the financial interests of senior management with those of the CCH Group's shareholders. The CCH Group's emphasis is on linking payment with performance by rewarding effective management of long-term business performance, as well as individual achievement.

Compensation and Pension Benefits of Directors and Senior Management

        CCH's board of directors believes that the level of remuneration offered to directors and senior management should reflect their experience, responsibility and market value as determined by, among other factors, a comparison with similar multinational companies and should be sufficient to attract and retain high calibre directors and senior management who will guide the CCH Group successfully. The remuneration of the directors is subject to the approval of shareholders.

        The total remuneration paid to or accrued for directors and senior management of the CCH group, including stock option grants, during 2012 amounted to €11.4 million compared to €14.4 million and €14.1 million in 2011 and 2010, respectively. Out of this, the amount paid or accrued for stock option grants during 2012 was €3.0 million compared to €4.6 million and €4.2 million in 2011 and 2010, respectively. Pension and post-employment benefits for directors and senior management of the CCH Group during 2012 amounted to €1.0 million compared to €0.8 million and €0.9 million in 2011 and 2010, respectively. Members of senior management either participate in their home country pension scheme or in the Coca-Cola Hellenic International Retirement Savings Plan, as appropriate.

Management Incentive Plan

        The CCH Group operates a management incentive plan for all its managers. This plan is based on annual business performance against volumes, EBITDA, operating expenses as a percentage of net sales revenue, receivable and inventory days, as well as individual accomplishments against annual objectives. As of 2013, ROIC has been replaced by operating expenses as a percentage of net sales revenue as a performance indicator in order to better align with the CCH Group's current strategic goals, including the "Play to Win" strategy and "back to growth" commitment. Individual objectives set by senior management are designed to be stretched but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance may result in awards in excess of the target pay-outs.

Long-Term Incentive Plan

        All middle and senior management, excluding the CCH Group's executive team, participate in the Coca-Cola Hellenic Long-Term Incentive Plan. The plan, beginning with the period 2011-2013, operates under a new format aiming to connect employees to business priorities, motivate and reward them competitively to achieve business targets for today and tomorrow. Incentive pay-outs are based on business performance against three-year objectives, set on an annual basis. Exceptional business performance may result in awards in excess of the individual target pay-out. The performance of the plan will be measured against three years achievement of the new key performance indicators selected: volume market share, net sales revenue per unit case and Group ROIC. The target pay-out for the plan is determined for each individual based on performance, potential and level of responsibility and the plan pay-out is every three years at plan end.

Stock Option Plan

        Senior managers are eligible to participate in the Coca-Cola Hellenic Stock Option Plan. Options are granted at an exercise price equal to the price of CCH shares at close of trading on the Athens Exchange on the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

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

        The CCH Group views stock options as a long-term component of the total remuneration package of its senior managers, whose roles have an impact on the results of the business as a whole. The CCH group will continue to evaluate the issuance of stock options to these employees, taking into account, among other factors, its business prospects and financial condition, as well as individual employee performance and potential and the competitive market conditions of employee remuneration. Under Greek law, the terms of any options granted must be approved by CCH shareholders at a general meeting. In addition, under Greek legislation, all options outstanding at any time under all CCH stock option plans may not exceed 10% of CCH's outstanding share capital.

        The following table summarises information about stock option plans outstanding as at 31 December 2012.

	Exercise price after the capital return (€)	Vesting status as at 31 December 2012	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2003-2004 Plan/2003 Grant	8.83	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.08	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.19	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.23	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.37	fully vested	—	—	—	12.12.2016	1,050,401
2005-2009 Plan/2007 Grant	26.41	fully vested	—	—	—	12.12.2017	1,274,450
2005-2009 Plan/2008A Grant	22.20	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.02	fully vested	—	—	—	10.12.2018	1,333,341
2009-2011 Plan/2009 Grant	15.70	fully vested	—	—	—	09.12.2019	1,646,967
2009-2011 Plan/2010A Grant	19.16	two thirds	18.03.2013	—	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.31	two thirds	09.12.2013	—	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.53	one third	16.03.2013	16.03.2014	—	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.16	one third	24.06.2013	24.06.2014	—	23.06.2021	3,333
2009-2011 Plan/2011 Grant	11.98	one third	16.12.2013	16.12.2014	—	15.12.2021	1,632,500

Total							9,701,053

        The following table sets out the information regarding the stock options in respect of ordinary shares of CCH held by members of senior management as at 31 December 2012.

Name	Number of stock options outstanding	Fully Vested	Vesting at the end of 2013	Vesting at the end of 2014
Dimitris Lois	710,000	493,332	130,000	86,668
Richard Smyth	548,701	456,699	61,334	30,668
John Brady	541,001	449,000	61,333	30,668
Jan Gustavsson	538,500	446,499	61,333	30,668
Bernard Kunerth	509,001	422,001	58,000	29,000
Kleon Giavassoglou	379,834	294,833	56,667	28,334
Keith Sanders	354,775	284,774	46,667	23,334
Per Breimyr	256,667	176,666	53,333	26,668
Alain Brouhard	115,000	56,666	38,334	20,000
Michael Imellos	46,500	32,333	9,167	5,000

        On 25 June 2012, the annual general meeting of the shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to the shareholders in cash. A corresponding €0.34 reduction to the exercise price of each unexercised stock option under each plan will follow the capital return. The modification to the exercise price ensures the intrinsic value of each stock option is retained and does not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

        A summary of the stock option activity for the year ended 31 December 2012 under all plans is as follows:

	Number of stock options 2012	Weighted average exercise price before the capital return 2012 (€)	Weighted average exercise price after the capital return 2012 (€)	Number of stock options 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)
Outstanding as at 1 January	9,767,302	16.55	n/a	8,759,862	17.65	n/a
Granted	n/a	n/a	n/a	1,717,500	n/a	12.64
Exercised	(11,499)	9.36	9.02	(405,568)	11.69	11.19
Expired	n/a	n/a	n/a	(3,151)	8.19	7.69
Forfeited	(54,750)	21.81	21.47	(301,341)	19.48	18.98

Outstanding as at 31 December	9,701,053	n/a	16.19	9,767,302	n/a	16.55

Exercisable as at 31 December	7,914,981	n/a	16.50	6,192,606	n/a	17.04

        The charge to the income statement for employee stock option awards for the years ended 31 December 2012, 2011, 2010 was €6.3 million, €8.1 million and €6.7 million, respectively.

        Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. For the year ended 31 December 2012 there have been no grants. For prior years the inputs into the model were as follows:

	Year ended 31 December
	2011	2010
Weighted average fair value of options granted	€2.9	€5.2
Risk free interest rates	2.4%	3.0%
Expected volatility	33.2%	32.2%
Dividend yield	2.5%	1.5%
Expected life	4.1 years	4.0 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans as at 31 December 2012, 2011, and 2010 was 6.5 years, 7.5 years and 7.8 years, respectively.

        At the annual general meeting in June 2009, CCH's shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the CCH's board of directors, for the period 2009-2011. During 2010, CCH's board of directors approved the grant of 2,010,100 stock options at an average exercise price of €20.15 representing approximately 0.5% of CCH's outstanding share capital as of 31 December 2010. The CCH Group's senior management received an aggregate of 1,248,000 stock options under this grant for their performance. During 2011, the CCH's board of directors approved the grant of 1,717,500 stock options at an average exercise price of €12.64 representing approximately 0.5 per cent. of CCH's outstanding share capital as of 31 December 2011. The CCH Group's senior management received an aggregate of 918,000 stock options under this grant for their performance. During 2012, there were no stock option grants. Due to the Share Exchange Offer, the stock option plan was suspended with effect from 17 October 2012 until the completion of the transaction. During the suspension period, no grants are made, and option holders cannot exercise any of their options.

        At the annual general meeting in June 2012, the shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the CCH's board of directors, for the period 2012-2014. As of 31 December 2012, no grants had been made under the 2012-2014 multi-year plan.

        The CCH Group's option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave for another company of the Coca-Cola system in which TCCC holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the plan rules. In the event the employment of an option holder is terminated due to death, injury or disability, all of the option holder's outstanding options vest and are exercisable no later than the same day of the twelfth (12th) month following the date of the option holder's death or cessation of employment. If the employment terminates for any reason other than death or disability or the CCH Group ceases to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth (6th) month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumber the option in any way, if their employment is terminated due to dishonesty, fraud or misconduct or if CCH enters into liquidation.

        You should read note 26 to CCH Group's consolidated financial statements for additional information on the CCH Group's stock option compensation plans.

Stock Appreciation Rights

        Effective 1 January 2012, the CCH Group does not operate any stock appreciation rights.

        The CCH Group operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ("SARs"), based on an employee's performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of these SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of CCH's ordinary shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

        After the remaining SARs from previous grants were exercised in 2011, as at 31 December 2012, there were no outstanding stock appreciation rights.

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2012	Weighted average exercise price 2012(€)	Number of SARs 2011	Weighted average exercise price before the capital return 2011(€)	Weighted average exercise price after the capital return 2011(€)
Outstanding as at 1 January	—	—	13,950	8.19	n/a
Exercised	—	—	(13,950)	8.19	7.69

Outstanding and exercisable as at 31 December	—	—	—	—	—

        The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. There was no compensation expense relating to SARs for the year ended 31 December 2012, as compared to a debit of €0.1 million and a credit of €0.5 million for the years ended 31 December 2011 and 2010, respectively.

Stock Purchase Plan

        The CCH Group operates an employee share ownership plan (the "CCH SPP"), in which eligible employees can participate. The human resources committee of CCH's board of directors determines eligibility. Under the terms of the CCH SPP, employees have the opportunity to invest 1% to 15% of their salary in CCH's ordinary shares by contributing to the plan monthly. The CCH Group matches up to a maximum of 3% of the employees' salary by way of contribution. The CCH Group's contributions are used to purchase matching shares on a monthly basis on the open market. Shares are either held in the employees' name or by a trust, The CCH Employee Stock Purchase Trust. Matching shares vest one year after the purchase. In order to adapt the CCH SPP to the Greek legal framework in the case of employees resident in Greece, the CCH Group matches the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which is made in December, and matching shares purchased in December vest immediately. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees. Forfeited shares: (i) do not revert back to the CCH Group; and (ii) may be used to reduce future matching contributions. The cost of shares purchased by the CCH Group's matching contributions is amortised over 12 months and the unamortised deferred compensation is reflected in shareholders' equity.

        During the year ended 31 December 2012, 188,545 CCH shares were purchased by the CCH Group, compared to 346,996 and 272,279 CCH shares during the years ended 31 December 2011 and 2010, respectively, as matching shares to employee investments. The charge to the income statement in the year ended 31 December 2012 totalled €4.1 million, as compared to €5.3 million and €5.2 million for the years ended 31 December 2011 and 2010, respectively. Of this amount, €0.6 million represented employer contributions accrued for Greek resident employees, as compared to €1.1 million and €1.1 million for the years ended 31 December 2011 and 2010, respectively. The cost of unvested matching shares held by the trust at 31 December 2012, before they vest to employees, was €3.5 million, as compared to €4.1 million and €4.1 million for the years ended 31 December 2011 and 2010, respectively. The total number of shares held by the trust at 31 December 2012 was 2,536,061, as compared to 2,701,979 and 2,428,353 for the years ended 31 December 2011 and 2010, respectively. The total contributions made by employees to the trust during the year ended 31 December 2012 were €3.9 million, as compared to €6.1 million and €6.0 million for the years ended 31 December 2011 and 2010, respectively. Due to the Share Exchange Offer, the CCH SPP was suspended with effect from 17 October 2012 until the completion of the transaction. During the suspension period, no purchases are made. During the suspension period, the vesting of shares continues in accordance with the CCH SPP rules.

        As at 31 December 2012, the total number of shares held under the CCH SPP was 2,536,061.

Employee Benefit Obligations

Statutory termination benefits and pension benefits for employees

        Employees of the CCH Group's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        The CCH Group's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets. The defined benefit plans in Austria, Greece, Republic of Ireland and Northern Ireland are closed to new members.

        The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at 31 December 2012, 2011 and 2010 were €94.0 million, €95.0 million and €99.9 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at 31 December 2012, 2011 and 2010 were €42.4 million, €41.4 million and €19.5 million, respectively.

Jubilee plans

        The CCH Group provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        The total amounts set aside or accrued for jubilee plans for employees as at as at 31 December 2012, 2011 and 2010 were €8.2 million, €7.9 million and €7.7 million, respectively.

Defined contribution plans

        The CCH Group also sponsors defined contribution plans covering employees of a number of its subsidiaries. The CCH Group's contributions to these plans were €20.9 million for the year ended 31 December 2012, €20.5 million for the year ended 31 December 2011 and €15.5 million for the year ended 31 December 2010.

C.    Board Practices

Board of Directors

        The articles of association of CCH require that its board of directors consists of a minimum of 7 and a maximum of 15 members. Currently, CCH has 12 directors and there is no age retirement requirement. The board of directors is appointed by the shareholders at a general meeting for a three-year term. The current term of the directors expires in 2014. The term of each member is extended until the date of the annual general meeting of the shareholders of the year in which such term expires. In case of death, resignation or removal of any member of the board of directors, the remaining directors, provided that they are more than six, may choose to either continue to manage the company without electing new members or to elect replacements for the remainder of the board's term. Such election must be announced at the next general meeting of the shareholders following the replacement. If the shareholders do not approve such election, then such shareholders elect the replacement for the director whose position has been vacated.

        The board of directors of CCH meets at regular intervals during the year. There are certain matters that are reserved for full consideration by the board of directors, including issues of policy, strategy and approval of CCH's chart of authority and business plans. The members of the board of directors are supplied on a timely basis with comprehensive information on the business development and financial position of the CCH Group, the form and content of which the board of directors believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to the general counsel, as well as independent professional advice at the expense of the CCH Group. All directors have full access to the chief executive officer, senior managers, as well as the CCH Group's external auditors and internal audit team.

        Greek Law 3016/2002 requires that at least one-third of the board of directors of Greek listed companies is comprised of non-executive members, two of whom must be independent. Greek Law 3016/2002 provides that an independent director must not have any direct or indirect relationship with the company or its affiliates that would interfere with the exercise of independent judgment. The board of directors of CCH complies with these provisions of Greek Law 3016/2002.

        In 2000, in connection with the listing of the shares of CCH on the London Stock Exchange, CCH entered into a relationship agreement with Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities which, among other things, requires CCH to maintain during the term of the agreement on its board of directors two independent directors, that is, directors free from any business or other relationship with Kar-Tess Group or TCCC which could materially interfere with the exercise of their independent judgment in relation to matters concerning the CCH Group. The relationship agreement also restricts the directors nominated by Kar-Tess Group and TCCC from taking part in and voting at board of directors meetings in connection with matters in which the shareholder they represent has an interest. You should read Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions—The relationship agreement among CCH, The Kar-Tess Group and the TCCC Entities" for additional information on the relationship agreement. There is no specific provision in the articles of association of CCH with respect to the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Codified Law 2190/20, Article 24, compensation to a company's board members is to be paid out of the company's profit after tax (after deductions for ordinary reserves and the amount required for distribution to shareholders of the first dividend declared for the relevant financial year, equal to at least 6% of the company's paid-up share capital) or otherwise must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant". The remuneration of the directors of CCH is subject to approval by the shareholders.

Directors' Service Agreements

        Mr. Lois, the chief executive officer of CCH, has an employment agreement with CCH. Such employment agreement includes no termination benefits other than as mandated by Greek law. None of the other members of the board of directors has entered into a service contract or other arrangements with CCH or any of its subsidiaries.

Committees of the Board of Directors

Human resources committee

        The human resources committee consists of the following three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. George A. David, and Mr. John Hunter. The chairman of the human resources committee is appointed by the board of directors. The chief executive officer and the human resources director typically attend meetings of the human resources committee, except when the discussions concern matters affecting them personally. The human resources committee meets at least four times a year. The human resources committee operates in accordance with a written charter and is responsible for:

  •
  establishing the principles governing the human resources policy, which will guide management decision-making and action;

  •
  overseeing the evaluation of senior management;

  •
  overseeing succession planning and approving the appointments and terminations of senior managers;

  •
  overseeing the talent management framework to ensure a continuous development of talent for key roles;

  •
  establishing the compensation strategy and approving company-wide compensation and benefit plans, as well as compensation for senior managers;

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

Audit committee

        The audit committee consists of three non-executive directors who the board of directors believes are independent: Mr. Kent Atkinson (chairman), Mr. Nigel Macdonald and Mr. Christos Ioannou. The chairman of the audit committee is appointed by the board of directors. The chief financial officer, as well as the general counsel, external auditors and the director of the internal audit normally attend all meetings of the audit committee. The director of internal audit, as well as the external auditors, meets regularly with the audit committee without the presence of the management, to discuss the adequacy of internal control over financial reporting and any other matters deemed relevant for the attention of the committee. The audit committee has access to outside legal counsel and other independent professional advice, as it may deem necessary. The audit committee meets at least four times a year. The audit committee operates under a written charter and is responsible for:

  •
  recommending the appointment, selection and termination of the external auditors and approving the remuneration and terms of engagement of such external auditors;

  •
  discussing the nature and scope of forthcoming audits with the external auditors, ensuring that appropriate audit plans are in place for the audit, as well as assessing at the end of each annual audit cycle the effectiveness of the audit process;

  •
  monitoring and reviewing the external auditors' independence, objectivity and effectiveness, taking into consideration the requirements of Greek, EU and applicable United States law, the listing requirements of the exchanges on which CCH is listed, as well as the applicable professional standards;

  •
  approving the appointment or termination of the director of internal audit, monitoring and reviewing internal audit annual work programmes, and the effectiveness of the internal audit department and otherwise overseeing the work of the internal audit department;

  •
  appointing the members of the disclosure committee, overseeing the work of the disclosure committee and revise its charter, if needed, and reviewing the preparation of the interim reports, earnings releases, annual reports on Form 20-F and shareholders' reports;

  •
  monitoring the quality, fairness and integrity of the financial statements, reviewing significant financial reporting issues and judgments contained in them;

  •
  reviewing the annual financial statements before submission to the board of directors, focusing particularly on any changes in accounting policies and practices, major decision areas, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and compliance with any applicable stock exchange and legal requirements;

  •
  discussing issues with management, the disclosure committee, the external auditors and the internal audit department any significant matters arising from the audit;

  •
  considering prior to the filing of the annual report to shareholders and the annual report on Form 20-F with the SEC the external auditors' report referring to all critical accounting policies and practices to be used, all material alternative treatments of financial information that have been discussed with the management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors, as well as other material written communications between the external auditors and the management, such as any management representation letter or summary of unadjusted differences, any reports on observations and recommendations on internal controls, the engagement letter and the independence letter;

  •
  considering any other reports or communications submitted by the external auditors, as well as management's and/or the internal audit responses thereto;

  •
  reviewing and seeking the input of the external auditors and the internal audit department with respect to the internal financial control and anti-fraud systems and the risk management systems (including computerised information system controls and security);

  •
  monitoring, in conjunction with the general counsel and the internal audit department, compliance with legal and regulatory requirements;

  •
  reviewing, evaluating and recommending approval to the board of directors of the code of business conduct, as well as the treasury policy and chart of authority, which together provide the control framework for all transactions;

  •
  administering and enforcing, in conjunction with the board of directors, the code of ethics for senior management and directors;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by the CCH Group regarding accounting, internal accounting controls, auditing matters or matters involving fraudulent behaviour, including procedures for the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters, as well as monitoring and reviewing any complaints received and the manner in which those complaints have been resolved; and

  •
  considering any other matters, as appropriate.

        The audit committee is also responsible for the oversight and monitoring of compliance with the Sarbanes-Oxley Act, Section 404, regarding internal control over financial reporting.

Social responsibility committee

        The social responsibility committee is comprised of three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr. John Hunter and Mr. George A. David. The chief executive officer and the director of public affairs typically attend meetings of the social responsibility committee. The committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of the CCH Group's social and environmental goals. The social responsibility committee operates in accordance with a written charter and is responsible for:

  •
  overseeing the development and maintenance of procedures and systems that promote social and environmental goals;

  •
  establishing principles governing corporate social responsibility and environmental goals, including transparent business conduct in connection therewith;

  •
  establishing an operating council responsible for developing and implementing appropriate policies and strategies to promote social responsibility and environmental goals;

  •
  ensuring group-wide capabilities to enable execution of policies and strategies to promote social responsibility and environmental goals;

  •
  overseeing communication with stakeholders of social and environmental policies, goals and achievements, including the level of compliance with internationally accepted standards; and

  •
  considering other topics as appropriate.

Corporate Governance

        As part of the CCH Group's commitment to best practices in corporate governance matters, it has implemented a number of measures to enhance internal control and risk management. The CCH Group continually reviews its corporate governance standards and procedures in light of current developments and rulemaking projects in Greece, Europe and the United States, in order to ensure that its corporate governance systems remain in line with international best practices.

Internal audit

        The CCH Group's internal audit department reports directly to the audit committee, which reviews and approves the internal audit plan for each year. The internal audit department consists of 22 full-time internal staff covering a range of disciplines and business expertise. The function of the internal audit department is to confirm the maintenance and effectiveness of the CCH Group's internal controls to the board of directors. For this purpose, the director of internal audit makes regular presentations to the audit committee. The director of internal audit meets regularly with the audit committee without the presence of the CCH Group's management.

        The internal audit function monitors the internal financial control system across all the countries in which the CCH Group operates and reports to management and the audit committee on its findings. The work of the internal audit function is focused on the areas of greatest risk to the CCH Group, as determined by using a risk based approach to audit planning. As part of the CCH Group's commitment to maintain and strengthen best practices in corporate governance matters, it consistently seeks to enhance its internal control environment and risk management capability across the organisation.

        The internal audit function prepares audit reports and recommendations following each audit and appropriate measures are then taken to implement such recommendations. Status reports on management's action plans to internal audit findings are provided to the audit committee and board of directors on a biannual basis. The Chief Executive Officer, along with regional and country managers, as well as the chief financial officer, general counsel and corporate controller the CCH Group each receive a copy of such summary.

Disclosure committee

        A disclosure committee has been established and disclosure controls and procedures have been adopted to ensure the accuracy and completeness of the CCH Group's public disclosures. The disclosure committee is comprised of the chief financial officer, the general counsel and director of strategic development, the director of investor relations and the corporate controller of the CCH Group.

Performance reporting

        Reports on the CCH Group's annual performance and prospects are presented in the annual report and in the Form 20-F filed annually with the SEC. Interim financial information is also released, on a quarterly basis, to the stock exchanges on which CCH is listed and to the financial press. Internally, the CCH Group's financial results and key performance indicators are circulated and reviewed by senior management on a monthly basis. This information includes comparisons against business plans, forecasts and previous year performance. The board of directors receives updates on performance at each board of directors meeting, as well as a monthly report on the CCH Group's business and financial performance.

Internal control processes

        CCH's board of directors acknowledges that it has ultimate responsibility for ensuring that it has adequate systems of financial control which have been established by the CCH Group's management. It should be noted that such systems of financial control can provide only reasonable and not absolute assurance against material misstatements or loss. In certain of the Territories in which the CCH Group operates, its businesses are exposed to a heightened risk of loss due to fraud and criminal activity. The CCH Group reviews its systems of financial control regularly in order to minimise such losses. The board of directors has adopted a chart of authority defining financial and other authorisation limits and setting procedures for approving capital and investment expenditure. The board of directors also approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against targets set forth in such plans and budgets. A key focus of the financial management strategy is the protection of the CCH Group's earnings stream and management of its cash flow.

The identification and management of risk

        The CCH Group has adopted a strategic Enterprise Wide Risk Management, or EWRM, approach to risk management, providing a comprehensive risk management framework across the organisation. The primary aim of this framework is to minimise the organisation's exposure to unforeseen events and to provide certainty to the management of identified risks in order to create a stable environment within which the CCH Group can deliver its operational and strategic objectives. There are two principal EWRM objectives:

  •
  the compilation and maintenance of an up-to-date risk register detailing the risks to the achievement of the CCH Group's operational and strategic objectives; and

  •
  consistent and replicable risk identification, management and escalation of identified risks across the CCH Group.

These objectives are achieved by:

  •
  regular risk reviews within the countries to chart and verify progress of the management of the identified risk exposure; and

  •
  followed by escalation of significant operational risks together with progress on agreed management actions to the regional directors.

        Outputs from this EWRM process are embedded in all business planning activities of the CCH Group.

        Third party insurance is secured to cover any residual insurable risk exposure such as property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

Accountability

        The CCH Group's chart of authority defines financial and other authorisation limits and sets procedures for approving capital and investment expenditures. The country is the basic unit for purposes of business performance and the CCH Group's policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support and expertise where it is not practical or efficient to provide such support or expertise at a country level.

Certain differences between the corporate governance practices of the CCH Group and the corporate governance listing standards of the New York Stock Exchange

        Greek corporate law and the CCH Group's corporate practices differ in certain respects from the listing rules of the New York Stock Exchange. US companies listed on the New York Stock Exchange are required to have a majority of independent directors on their board of directors and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members.

        Based on the shareholders' agreement (described in detail below under Item 7, "Major Shareholders and Related Party Transactions") between the Kar-Tess Group and the TCCC Entities, four of the directors of CCH are designated by Kar-Tess Holding and two are designated by TCCC. CCH has also appointed five directors that its board believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Christos Ioannou and Mr. Nigel Macdonald. The human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is, in turn, comprised of Sir Michael Llewellyn-Smith, Mr. John Hunter and Mr. George A. David. The human resources committee does not have sole authority to determine the chief executive officer's compensation. Such authority rest with the board of directors.

        The CCH Group continuously reviews its corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that its corporate governance systems remain in line with international best practices.

D.    Employees

        The following table provides a breakdown by activity and by segment of the average number of full-time employees of the CCH Group on a full-time equivalent basis, including the employees of its subsidiaries, in the years ended 31 December 2012, 2011 and 2010.

	Average number of employees in the year ended 31 December
	2012	2011	2010
By Activity
Production and Warehousing	15,150	14,870	14,671
Sales and Marketing	15,785	18,066	18,855
Administration	4,303	4,778	4,094
Distribution	4,499	3,577	4,424

Total	39,736	41,291	42,044

By Segment
Established Countries	7,372	8,572	9,118
Developing Countries	6,155	7,128	7,533
Emerging Countries	26,209	25,591	25,393

Total	39,736	41,291	42,044

        In order to meet the increased demand for the CCH Group's products in the summer months, it supplements its workforce with temporary employees during peak season. On average, in 2012, the CCH Group employed approximately 1,893 temporary full-time equivalent employees, around 5% of the CCH Group's total workforce.

Employee relations

        Approximately 25% of the CCH Group's employees were members of the 45 independent trade unions operating in its business as of 31 December 2012. Trade union participation varies within the CCH Group's unionised countries, for example, in Nigeria, nearly 98% of its nearly 4,799 employees are union members, whereas in Romania 17% of its nearly 1,701 employees are union members. Part of the CCH Group's workforce in Austria, Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro, Switzerland and Ukraine is also unionised. Furthermore, over 50% of the CCH Group's employees are covered by collective labour agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, rights of appeal and health and safety in the workplace.

        The CCH Group has formal communication protocols with each trade union and work councils to ensure regular and open dialogue and consultation. A unionised labour environment carries a risk of industrial action. However, the CCH Group considers its relationship with its workforce to be good. In 2012, working time lost due to strikes and industrial disputes was insignificant.

        In five countries, neither unions nor work councils exist: Moldova, Armenia, Belarus, FYROM and Hungary. In these cases, the CCH Group typically recommends the establishment of employee bodies for the purposes of information and consultation. For example, there is an employee-elected social committee in Hungary, while in Belarus there is a specific internal procedure to promote and encourage employee rights and duties protection, as well as the employer's responsibilities, such as health and safety work conditions creation and maintenance.

        The CCH Group is committed to communicating directly with all employees, whether unionised or not, about major change initiatives. In the event of redundancies, the CCH Group complies with local legislation in relation to information, and consults with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2012, there were 1,807 redundancies due to operational changes. Comprehensive severance packages meet and, in the majority of cases, substantially exceed statutory requirements. Aside from some minor labour actions of short duration in Greece and Nigeria, the restructuring in 2011 took place without incident and there was no disruption to supply as a result. As with any major organisational change, the CCH Group developed plans in consultation with unions and works councils where relevant. The CCH Group also liaised with the Select Committee of its European Works Council, or EWC, and engaged in regular dialogue with local works councils and town hall meetings attended by all employees.

        The CCH Group's European Works Council ("EWC") was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations from the CCH Group's countries that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, the CCH Group's EWC was enlarged to include representatives from the most recently admitted members of the European Union, Bulgaria and Romania, as well as Cyprus which became one of the Territories in 2006. The CCH Group's EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for information and consultation on transnational matters affecting more than one of the CCH Group's countries in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions. In 2012, the CCH Group began discussions with the EWC select committee for the renewal of the EWC agreement. The amended EWC agreement is expected to be formally be signed in May 2013.

Health and safety

        The health, safety and welfare of the CCH Group's employees are paramount, and the CCH Group is committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series, or OHSAS, 18001 across all Territories. The health and safety programme is designed to enhance both performance and conformance by implementing independently certificated and standardised OHSAS 18001 systems. Compliance with national occupational health and safety standards, the CCH Group's previous standard, still remains the minimum requirement in all operations. By 31 December 2012, 68 of the CCH Group's 71 plants had achieved certification to OHSAS 18001. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. In 2013, an additional three manufacturing plants are scheduled to achieve certification, in line with the CCH Group's plans to certify all of its plants over the next few years.

        During the year ended 31 December 2012, 75 health and safety systems audits and 15 compliance audits on behalf of TCCC were conducted by independent agencies in 68 of the CCH Group's

71 production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards going-forward.

E.    Share Ownership

        The table below sets out as at 31 December 2012, the number of ordinary shares in CCH that the directors and senior management hold, none of whom have special voting rights.

	As at 31 December 2012
Name	No. of ordinary shares	Percentage of ordinary shares
Directors
John Hunter	2,000	0.00
Nigel Macdonald	1,700	0.00
Christos Ioannou	487,500	0.13
Dimitris Lois	20,373	0.01
Senior Management
Jan Gustavsson	19,500	0.01
Richard Smyth	23,565	0.01
Kleon Giavassoglou	7,213	0.00

        Except as disclosed in this Item 6E "Directors, Senior Management and Employees—Share Ownership", above under Item 6B "Directors, Senior Management and Employees—Compensation" and below under Item 7 "Major Shareholders and Related Party Transactions—Major shareholders", as of the date of this annual report, none of the members of the CCH board of directors beneficially owns more than 1.0% of the ordinary shares of CCH. You should read Item 6B "Directors, Senior Management and Employees—Compensation" for further information on the stock option plans and stock appreciation rights available to directors and senior management.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Prior to the acquisition of Coca-Cola Beverages plc, the Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) had a combined 68.6% interest in CCH, while TCCC held, directly and indirectly, a 50.5% interest in the outstanding share capital of Coca-Cola Beverages plc, and The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of TCCC for Saudi Arabia, held a 10.8% interest. TCCC and The Olayan Group exchanged their entire shareholdings in Coca-Cola Beverages plc for ordinary shares of CCH at the time of the acquisition.

        The principal shareholders of CCH are Kar-Tess Holding (a Luxembourg company) holding approximately 23.3% of its outstanding ordinary shares, and TCCC, which indirectly holds approximately 23.2% of its outstanding ordinary shares. Four members of the board of directors of CCH, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, were nominated by Kar-Tess Holding and elected in accordance with the provisions of a shareholders' agreement between The Kar-Tess Group and the TCCC Entities. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" for a more detailed description of the shareholders' agreement. By virtue of their responsibilities within The Kar-Tess Group, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis may be deemed, under the rules of the SEC, to be the beneficial owners of the ordinary shares held by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership.

        TCCC holds its shares in CCH through five companies that are parties to the shareholders' agreement with The Kar-Tess Group relating to CCH and which constitute the TCCC Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The shares held by the TCCC Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of TCCC. Mr. John Hunter and Mr. Irial Finan were nominated by TCCC and elected in accordance with the provisions of the shareholders' agreement between The Kar-Tess Group and the TCCC Entities.

        In addition, by reason of the shareholders' agreement between The Kar-Tess Group and the TCCC Entities, Kar-Tess Holding and TCCC may be deemed to constitute a "group" pursuant to the rules of the SEC, and each may be deemed to have a beneficial ownership interest in the ordinary shares of CCH held by the other. However, each of Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, Kar-Tess Holding, the TCCC Entities and CCHBC Grouping Inc. for all purposes and in all jurisdictions disclaims any such beneficial ownership interest.

        The chart below describes the interests held in CCH by Kar-Tess Holding and TCCC as at 15 February 2013.

(1)
The shares held by the TCCC Entities are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect wholly-owned subsidiary of TCCC.

        The table below sets forth the interests equal to or exceeding 5% of CCH's outstanding share capital notified to the CCH Group by the relevant shareholders as at 15 February 2013.

	As at 15 February 2013
Name	Percentage of ordinary shares	Number of ordinary shares
The Kar-Tess Group(1)
Kar-Tess Holding(1)	23.3	85,355,019
The Coca-Cola Company
Coca-Cola Overseas Parent Limited(2)	12.3	45,002,970
Atlantic Industries(2)	7.8	28,774,369
Refreshment Product Services, Inc.(2).	3.0	10,833,612
Other shareholders related to The Coca-Cola Company(2)	0.1	501,127

	23.2	85,112,078

(1)
On 6 December 2010 Kar-Tess Holding transferred 22,453,254 of ordinary shares of CCH and voting rights by transferring 9 of its 100% owned subsidiaries to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of CCH's outstanding shares and voting rights. According to a Schedule 13D filed with the SEC in connection with the Share Exchange Offer on 22 October 2012, as amended on 25 February 2013 and 6 March 2013, the ordinary shares of CCH held by Kar-Tess Holding may also be deemed to be beneficially owned by Boval S.A., Usoni S.A., O&R Holdings Limited, Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and by Mr. Anastassis David, Mr. George A. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis.

(2)
These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of The Coca-Cola Company.

        On 24 January 2012, CCH was informed by Credit Suisse Group AG that pursuant to a transaction on 20 January 2012, the number of ordinary shares and voting rights held by Credit Suisse Group AG in CCH fell below 5% of CCH's share capital. Prior to 20 January 2012, Credit Suisse Group AG held 18,691,946 ordinary shares and voting rights in CCH representing 5.1% of its share capital.

        Except as set forth in the shareholders' agreement between The Kar-Tess Group and the TCCC Entities, none of the major shareholders have special voting rights. You should read "The shareholders' agreement between The Kar-Tess Group and The Coca-Cola Company Entities" below for a more detailed description of the voting rights of, and the voting arrangements among, the parties to the shareholders' agreement.

        As at 4 December 2012, and based exclusively on external research performed by D.F. King Worldwide, institutional and retail investors in the United States held a total of 37,835,561 ordinary shares, or approximately 10.3% of CCH's current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.2%, were attributable to the TCCC Entities. Given that the research was conducted in December 2012, the actual portion of CCH's ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

B.    Related Party Transactions

Relationship with The Coca-Cola Company

TCCC bottling system

        TCCC's bottling system is based on a division of functions between TCCC and its various bottlers.

        TCCC owns the trademarks of the beverages of TCCC, controls the global marketing of TCCC's brands and supplies the bottlers of TCCC's products with the concentrate for such products.

        In their local markets, the bottlers of TCCC's products undertake to:

  •
  produce the products of TCCC;

  •
  engage in local marketing and promotional activities customised to the particular circumstances of the markets in which they operate;

  •
  establish business relationships with local customers and develop local distribution channels, for example, by investing in cold drink equipment, such as coolers; and

  •
  distribute the products of TCCC to retailers either directly or indirectly through wholesalers.

        TCCC maintains relationships with independently owned bottlers in whom TCCC has no ownership interest, with bottlers in which TCCC has invested and holds a non-controlling ownership interest and with bottlers in which TCCC has invested and holds a controlling ownership interest.

Key bottler of TCCC

        The CCH Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume, and the CCH Group believes that it has strategic importance within the Coca-Cola bottling system. As one of TCCC's key bottlers, the CCH Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCH Group's countries and, ultimately, increase value over the long-term to its shareholders. In the year ended 31 December 2012, the products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) accounted for approximately 96% of the CCH Group's total sales volume. TCCC has also licensed to the CCH Group the use of TCCC trademark in the CCH Group's corporate names. In practice, CCH's and TCCC's economic interests are aligned with respect to CCH's TCCC brand-related business and the parties have a constructive and collaborative relationship, where TCCC frequently negotiates with CCH over distribution matters and CCH frequently negotiates with TCCC over consumer marketing and demand-stimulating initiatives.

Bottlers' agreements

        TCCC has the ability to exert significant influence over the conduct of the CCH Group's business under a number of bottlers' agreements entered into between TCCC and the CCH Group's operating companies for the countries in which it operates. Bottlers' agreements are the standard contracts that TCCC enters into with bottlers outside the United States for the sale of concentrate for TCCC's trademarked beverages. All the bottlers' agreements entered into by TCCC and the CCH Group with respect to the CCH Group's non-EU markets are in the form of TCCC's standard international bottlers' agreements. The bottlers' agreements for the CCH Group's EU countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are TCCC's standard EU bottlers' agreements.

        On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreement for a further 10 years until 2023.

        On 19 August 2003, the CCH Group announced that TCCC has granted an extension of the bottlers' agreements between the CCH Group and TCCC covering the 26 countries in which the CCH Group operated at that time, effective on 1 January 2004 and for a term of 10 years, lasting until December 2013, with the option to request a further ten-year extension to 2023. On 1 May 2004, the CCH Group received waivers from TCCC bringing the existing bottlers' agreements for countries entering the European Union on 1 May 2004 in compliance with EU competition rules until such time as negotiations for new bottlers' agreements have been completed and new agreements have been entered into. Any provisions in the existing bottlers' agreements which were not in compliance with the EU competition rules were waived. In all other respects, the provisions of these bottlers' agreements remain in full force and effect.

        On 30 July 1999, TCCC announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly-owned subsidiary of TCCC, has granted to the CCH Group the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard EU bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, FYROM, Serbia, Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of TCCC, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottlers' agreements (for countries outside the European Economic Area)

        Exclusivity.    The CCH Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute those beverages of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, beverages of TCCC in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce or authorise third parties to produce the products covered by the agreement in the Territory of the operating company for sale outside that Territory. The international bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the CCH Group's operating companies' Territories and, in such instances, its operating companies agree not to oppose any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The CCH Group's local operating companies are prohibited from producing or handling any beverage product other than products of TCCC or from acquiring or holding an interest in a party that engages in such business in the Territories covered by these agreements without TCCC's prior consent.

        Supply of concentrate.    The CCH Group's international bottlers' agreements require it to purchase all its requirements of concentrate for beverages of TCCC from TCCC and its authorised suppliers. TCCC sells concentrate to the CCH Group at prices that TCCC is entitled to determine in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCH Group, which means that these prices reflect a percentage of the CCH Group's net sales revenue, otherwise called the incidence rate.

        Packaging of the products of TCCC.    The CCH Group must distribute all the products of TCCC in containers authorised by TCCC (which has the right to approve, in its sole discretion, any kind of packages and containers for TCCC's beverages, including their size, shape and other attributes). TCCC may, in its sole discretion, redesign or discontinue any package of any beverage of TCCC, subject to certain limitations, so long as TCCC's beverages covered by the relevant agreement are not all discontinued. The CCH Group must purchase all containers, closures, cases and other packaging materials and labels from manufacturers approved by TCCC. TCCC is the sole owner of the trademarks that identify TCCC's beverages and of the secret formulae used in concentrates. The CCH Group is prohibited from producing other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of TCCC, or from acquiring or holding an interest in a party that engages in such activities.

        Other conditions.    The CCH Group is required to maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials as well as to undertake adequate quality control measures prescribed by TCCC. The CCH Group also undertakes to develop, stimulate and meet the demand for TCCC's beverages and use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to meet that objective and to maintain sound financial capacity to secure the performance of its obligations to TCCC. The CCH Group is required to submit to TCCC for each of its Territories an annual business plan, which must be acceptable to TCCC. In practice, however, the CCH Group works closely with TCCC to develop its annual business plan in light of the then prevailing trading conditions in each Territory.

        Trans-shipping.    The CCH Group's operating companies are prohibited from making sales of TCCC's beverages outside of their prescribed Territories or to anyone intending to resell the beverages outside those Territories without the consent of TCCC. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory or even cancel the licence for the type of containers found in the other bottler's territory.

        Pricing.    The CCH Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each Territory.

        Assignment/Change of control.    Each operating company is prohibited from assigning, transferring or pledging its bottlers' agreement with TCCC, or any interest in it, whether voluntarily or involuntarily, without the consent of TCCC. In addition, the CCH Group's operating company may not undergo a change of control without the consent of TCCC.

        Term.    The international bottlers' agreements were due to expire in December 2013 unless terminated earlier as provided in the agreements or extended in accordance with their terms. However, if the CCH Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in TCCC's sole discretion.

        On 10 October 2012, TCCC agreed to extend the term of the international bottlers' agreements for a further 10 years until 2023.

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

        In addition, TCCC may terminate an international bottlers' agreement with any of the CCH Group's operating companies immediately by written notice to such operating company in the event that:

  •
  the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalised, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company;

  •
  the operating company transfers control, assigns the bottlers' agreement, delegates performance under the agreement or fails to report to TCCC material changes in its ownership; or

  •
  the operating company or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company engages in the production of non-alcoholic beverages other than TCCC's non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation.

        Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage "Coca-Cola", it must so notify TCCC in writing within 30 days of receipt of TCCC's new prices, in which case the bottlers' agreement in relation to concentrate for the beverage "Coca-Cola" will terminate automatically three months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage "Coca-Cola", TCCC may at its option cancel the bottlers' agreement in relation to such concentrate or terminate the entire agreement, in each case with three months' written notice.

        In addition to TCCC's termination rights described above, if the CCH Group's operating company does not comply with the standards and instructions established by TCCC relating to the production of the licensed products, TCCC is entitled to suspend the operating company's authorisation to produce such products of TCCC until the default has been corrected to TCCC's satisfaction. TCCC may also elect, in the event that an operating company breaches the terms of the agreement with respect to a particular product, to cancel the authorisation granted to such operating company under the agreement in respect of that product.

EU bottlers' agreements

        Exclusivity.    The CCH Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute the products of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, the beverages in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce, or authorise third parties to produce in the Territory of the operating company, the products covered by the agreement for sale outside that Territory. The EU bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's Territories. In such instances, the CCH Group's operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The CCH Group's operating companies also agree not to oppose any measures taken by TCCC in compliance with the competition rules of the European Economic Area.

        Supply of concentrate.    The provisions of the EU bottlers' agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers' agreements described above.

        Packaging of the products of TCCC.    The provisions of the EU bottlers' agreements relating to the packaging of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Other conditions.    The EU bottlers' agreements contain substantially similar conditions to the conditions of the international bottlers' agreements described above.

        Trans-shipping.    The CCH Group's operating companies are prohibited from making sales of TCCC's beverages outside their prescribed Territories, or to anyone intending to resell these beverages outside those Territories, without the consent of TCCC, except for sales arising out of an unsolicited order from a customer in another member state of the European Economic Area or sales to a customer intending to export to another such member state. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory in violation of the bottlers' agreement or even cancel the licence for the type of containers found in the other bottler's territory.

        Pricing.    The provision of the EU bottlers' agreements relating to pricing of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Assignment/Change of control.    The assignment and change of control provisions of the EU bottlers' agreement are substantially similar to the assignment provisions of the international bottlers' agreements described above.

        Term.    The EU bottlers' agreements were due to expire in December 2013, unless terminated earlier as provided in the agreements or extended in accordance with their terms. If the CCH Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of TCCC. The bottlers' agreement relating to the production, distribution and sale of products of TCCC in Greece does not specifically provide for the CCH Group's ability to request the renewal of such agreement.

        On 10 October 2012, TCCC agreed to extend the term of the EU bottlers' agreements for a further 10 years until 2023.

        Termination.    The termination provisions of the EU bottlers' agreements are substantially similar to the termination provisions of the international bottlers' agreements described above, except that the EU bottlers' agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers' agreements, such as the restriction on the production of beverages other than beverages of TCCC.

Administration and implementation of the bottlers' agreements

        The CCH Group's business relationship with TCCC is mainly governed by the bottlers' agreements entered into between TCCC and the CCH Group's operating subsidiaries in each of the Territories. Similar to arrangements between other beverage brand owners and their bottlers, the CCH Group's bottlers' agreements with TCCC establish an overall framework for the administration and implementation of the commercial relationship between TCCC and the CCH Group, and the operation of that overall framework occurs in the normal course of the CCH Group's business.

        The effect of the bottlers' agreements is to give the CCH Group the exclusive right to produce, sell and distribute specified TCCC branded products in the Territories, as may be designated from time to time. In return, the CCH Group is required to purchase all of its requirements of concentrate for TCCC branded products from TCCC and its authorised suppliers at prices determined by TCCC from time to time in its sole discretion. The CCH Group is required to distribute TCCC branded products in packaging and containers approved by TCCC. The CCH Group also undertakes general obligations to maintain adequate production and distribution facilities, as well as inventories, to undertake adequate quality control measures, to develop and meet demand for TCCC branded products, to spend funds on advertising and marketing and to make capital expenditures. However, the bottlers' agreements do not set out or quantify specific or detailed performance obligations (either financial or non-financial) on the part of the CCH Group. In practice, the operating and day-to-day administration of the bottlers' agreement between TCCC and the CCH Group are subject to negotiations between them.

        In their day-to-day business relationship, TCCC and the CCH Group work closely together in relation to the CCH Group's TCCC brand-related business. In this relationship, TCCC and the CCH Group apply a demarcation of roles whereby, by and large, TCCC is responsible for developing overall consumer awareness and demand and protecting its trademarks, while the CCH Group is responsible for the production, distribution and sales to the CCH Group's customers of TCCC-branded products. In their day-to-day business relationship, within the framework of the bottlers' agreements, TCCC and the CCH Group would generally be expected to enter into the types of commercial interactions described below in the normal course of the CCH's Group's business with a view to aiding the generation of the CCH Group's revenue, through maximising the success of the CCH Group's TCCC brand-related business.

Introduction of new products and packaging

        A description of the products currently authorised to the CCH Group from TCCC is set out under Item 4, "Information on the Company—Business Overview—Products". TCCC may from time to time introduce new or additional products and packages for particular Territories and, because of the CCH Group's status as a key bottler for TCCC products, CCH has historically acquired the right to produce, sell and distribute any such new or additional products and packages for the Territory in accordance with the terms of the bottlers' agreements.

Purchase of concentrate, other raw materials and finished goods

        The CCH Group's operating companies purchase concentrate and other items such as finished products from TCCC and its authorised suppliers. The bottlers' agreements stipulate that TCCC determines the price of concentrate for each of TCCC's branded products for each Territory at prices that are set from time to time by TCCC in its sole discretion, including the conditions of shipment and payment, as well as the currency of the transaction. In practice, TCCC has historically set concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant Territory and so as to ensure that such prices are in line with the CCH Group's and TCCC's mutually agreed upon sales and marketing objectives. TCCC generally uses an incidence-based pricing model to determine the price at which it sells concentrate to the CCH Group, which generally tracks a percentage of the CCH Group's net sales revenue, but in the ordinary course has also used a fixed pricing model. Under the terms of the bottlers' agreements, TCCC is not obliged to follow any particular pricing model and, as part of the ongoing business relationship between TCCC and the CCH Group, TCCC retains complete flexibility to introduce one or more alternative pricing models from time to time.

        Although TCCC determines concentrate pricing in its sole discretion, the CCH Group determines its purchase volumes based on its assessment of demand and its stock requirements in accordance with the CCH Group's business plan from time to time, with a view to meeting its general obligation under the bottlers' agreements to meet demand for TCCC products in the Territories; there are no specific or detailed quota requirements under the bottlers' agreements.

        The total purchases of concentrate from TCCC was €1,255.0 million, €1,244.8 million and €1,290.2 million for the years ended 31 December 2012, 2011 and 2010, respectively. In addition to concentrate, the CCH Group purchased finished goods and other materials from TCCC in amounts of €50.4 million, €56.0 million and €78.0 million in the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €101.5 million, €99.6 million and €89.4 million in the years ended 31 December 2012, 2011 and 2010, respectively.

Sales pricing

        The CCH Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of trading conditions prevailing at the relevant time in each Territory.

Marketing and promotional support and investments

        Under the bottlers' agreements, the CCH Group undertakes, among other things, to develop, stimulate and meet the demand for TCCC-branded products and to make expenditures on advertising and other forms of marketing as may reasonably be required to create demand for TCCC-branded products.

        Annual objectives are mutually agreed between the CCH Group and TCCC and shape the level of marketing and promotional support and investments that may become necessary to achieve these goals. The mutually agreed upon marketing and promotional investments are segregated into consumer-driven (such as building brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the responsibility of the CCH Group.

        As contemplated by the terms of the bottlers' agreements, TCCC has historically supported the CCH Group's marketing and promotional plans and investment strategies through discretionary contributions to the CCH Group. As part of the operation of the bottlers' agreements and as part of the ongoing business relationship between TCCC and the CCH Group in the normal course of the CCH Group's business, TCCC and the CCH Group typically share the marketing expenses for the co-operative arrangements that they enter into, although there is no obligation to do so, and similarly TCCC also contributes towards the CCH Group's investments in certain fixed assets, such as coolers, that are integral to the implementation of the CCH Group's marketing and promotional plans. The levels of support programmes are usually discussed between TCCC and the CCH Group annually on a Territory-by-Territory basis to reflect a mutual annual marketing plan for that Territory and expected sales volumes of TCCC products for that year.

        Total net contributions received from TCCC for marketing and promotional support programmes amounted to €70.6 million, €76.5 million and €60.8 million for the years ended 31 December 2012, 2011 and 2010, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. In the years ended 31 December, 2012, 2011 and 2010, such contributions amounted to €51.2 million, €49.0 million and €48.8 million, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses. These payments amounted to €20.1 million, €21.9 million and €19.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. While these programmes are contemplated in the bottlers' agreements, TCCC is ultimately under no obligation to participate in the programmes or continue past levels of funding into the future.

Business plan

        The CCH Group is responsible for the formulation of the business plan for the CCH Group's business as described in Item 6, "Directors, Senior Management and Employees—Directors and Senior Management—Management and Operation of the Business". In practice, TCCC and the CCH Group have worked closely together to ensure that their respective business plans for the Territories are co-ordinated, including in relation to the marketing and promotional support and investment strategies described above, so that CCH Group can ensure its strategy for sales, trade and point of sale marketing to its retail customers is consistent with TCCC's overall general consumer brand marketing strategy and media advertising plans in the Territories. Their respective business plans are co-ordinated including in relation to marketing as described above and the introduction of new products and packaging arrangements. In addition, in accordance with the terms of the bottlers' agreements for the CCH Group's non-EU Territories, TCCC may from time to time grant waivers to permit the CCH Group to produce, sell and distribute non-TCCC branded products in those non-EU Territories.

Recent acquisitions with TCCC

        The CCH Group and TCCC are jointly pursuing the development or acquisition of mineral water and juice opportunities with a view to expanding their presence in the water and juice segments. As part of this strategy, the CCH Group has a common understanding with TCCC with respect to water acquisitions, whereas the CCH Group will have full ownership of the operating assets and exercise managerial control over the relevant business, while TCCC will own the brands and, jointly with the CCH Group, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by TCCC and the CCH Group. In that case, the CCH Group will retain the management and operational control of the acquired business and it will work with TCCC towards the eventual transfer of the brands to TCCC on a cost-neutral basis. In relation to juice acquisitions, the CCH Group and TCCC each owns 50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which are accounted for as joint ventures. On 20 April 2011 the CCH Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. For additional information on these acquisitions and other major recent transactions, see Item 5, "Operating and Financial Review and Prospects—Major recent transactions". The joint venture agreements entered into by the CCH Group and TCCC establish an overall framework for the administration and implementation of the particular joint venture, and the operation of that overall framework occurs as part of the normal course of the CCH Group's business.

Amounts payable to and receivable from TCCC and Beverage Partners Worldwide

        As at 31 December 2012, TCCC owed the CCH Group €49.6 million, as compared to €56.6 million and €47.9 million as at 31 December 2011 and 2010, respectively. The CCH Group owed TCCC a total amount of trade payables of €154.0 million, €162.1 million and €163.1 million as at 31 December 2012, 2011 and 2010, respectively, and no other liabilities as at 31 December 2012 compared to €7.6 million and nil as at 31 December 2011 and 2010, respectively.

        As at 31 December 2012, 2011 and 2010, the CCH Group owed €4.9 million, €4.4 million and €4.4 million, respectively, to Beverage Partners Worldwide and was not owed any amounts by Beverage Partners Worldwide as at 31 December 2012 compared to €0.1 million and nil as at 31 December 2011 and 2010 respectively.

Other transactions with TCCC

        Other income primarily comprises rent, facility and other costs and was €1.2 million, €1.2 million and €14.3 million in the years ended 31 December 2012, 2011 and 2010, respectively, and a toll-filling relationship in Poland of €18.0 million, €13.8 million and €17.6 million in the years ended 31 December 2012, 2011 and 2010, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €1.5 million, €4.0 million and nil in the years ended 31 December 2012, 2011 and 2010, respectively, included in operating expenses.

        During the years ended 31 December 2012, 2011 and 2010, respectively, the CCH Group sold finished goods and raw materials to TCCC in amounts of €25.1 million, €32.8 million and €19.0 million.

        During the years ended 31 December 2012 and 2011, the CCH Group did not purchase any rights to any Territories, as compared to €4.4 million in the year ended 31 December 2010. During the years ended 31 December 2012 and 2011, the CCH Group did not have any proceeds from the sale of available-for-sale assets to TCCC compared to €4.9 million in the year ended 31 December 2010.

        In March 2008, the CCH Group formed a three-party joint venture with TCCC and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the "illyissimo" brand across its Territories. During 2011, the CCH Group disposed of its interest in that joint venture with no significant effect on its consolidated financial statements. The CCH Group continues to sell and distribute ready-to-drink coffee under the "illyissimo" brand across its Territories.

        All transactions with TCCC are conducted on an arm's length basis.

Other Coca-Cola Bottlers

        During the year ended 31 December 2012 the CCH Group sold €0.5 million in finished goods and raw materials to other Coca-Cola bottlers compared to €1.6 million and €1.3 million during the years ended 31 December 2011 and 2010. The CCH Group purchased finished goods from other Coca-Cola bottlers in amounts of €5.5 million, €1.9 million and €0.5 million in the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group incurred expenses from other Coca-Cola bottlers where TCCC has significant influence in amounts of €0.1 million, €0.1 million and €0.1 million in the years ended 31 December 2012, 2011 and 2010, respectively. Furthermore, the CCH Group received reimbursement for direct marketing expenses incurred from other Coca-Cola bottlers of €0.2 million, €0.1 million and €0.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. In addition, the CCH Group did not record any other income for the years ended 31 December 2012 and 2011 compared to €0.3 million in the year ended 31 December 2010. As at 31 December 2012, 2011 and 2010, the CCH Group had receivables of €0.2 million, €0.3 million and €1.5 million, respectively, from such bottlers. Payables to such Coca-Cola bottlers as at 31 December 2012 were €0.2 million, compared to nil at 31 December 2011 and 2010, respectively.

Relationship with Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, the CCH Group owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, glass bottles and crowns. Frigoglass S.A. is related to the CCH Group as described below.

        The CCH Group entered into a supply agreement with Frigoglass S.A. in 1999, which was initially set to expire on 31 December 2004, but extended in June 2004 and again in December 2008, on substantially similar terms, to 31 December 2013. The CCH Group is obligated to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCH Group purchases these products are agreed between the CCH Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the weighted average prices of other primary European suppliers to TCCC's European bottlers of equal standard and reputation. The CCH Group has the status of a non-exclusive most favoured customer of Frigoglass S.A., which means that the price to the CCH Group must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by the CCH Group must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favoured customer pricing for any product for which they provide the CCH Group with less than 50% of its annual supply requirements. In addition, most favoured customer status does not apply to any products which the CCH Group purchases from Frigoglass S.A. which are categorised as commodities and for which the CCH Group has requested, and has received, fixed prices.

        In the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles and crowns from Frigoglass S.A. and its subsidiaries totalling €137.9 million, compared to €147.7 million in the year ended 31 December 2011 and €100.5 million in the year ended 31 December 2010. The CCH Group incurred maintenance and other expenses of €9.8 million in the year ended 31 December 2012, compared to €6.3 million in the year ended 31 December 2011 and €5.6 million in the year ended 31 December 2010. The increase in total purchases in 2011 was due to more direct purchases from the suppliers and less finance lease contracts.

        In addition, in the year ended 31 December 2012, the CCH Group recorded other income of €0.8 million, compared to €1.0 million in the year ended 31 December 2011 and €0.5 million in the year ended 31 December 2010.

        As at 31 December 2012, the CCH Group owed €21.4 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to the CCH Group €1.2 million. This compared with €14.3 million and €13.8 million owed to Frigoglass S.A. and €1.2 million and €1.2 million owed by Frigoglass S.A. to the CCH Group as at 31 December 2011 and 2010, respectively.

        Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass S.A. through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of CCH's total issued capital.

        Frigoglass S.A. also has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which the CCH Group has a 24% effective interest through its investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to the CCH Group by way of common directors. During the year ended 31 December 2012, the CCH Group purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totalling €20.3 million, compared to €14.9 million in the year ended 31 December 2011 and €10.8 million in the year ended 31 December 2010. The CCH Group incurred rental expenses of €2.1 million, €2.8 million and €0.6 million in the years ended 31 December 2012, 2011 and 2010, respectively. In addition, the CCH Group incurred other expenses of €0.3 million in the year ended 31 December 2012, €0.3 million in the year ended 31 December 2011 and €0.4 million in the year ended 31 December 2010 and has not recorded other income in the year ended 31 December 2012, compared to €0.3 million and €1.0 million in the years ended 31 December 2011 and 2010. Furthermore, the CCH Group did not record any sales of finished goods and raw materials to the Leventis Companies during the years ended 31 December 2012 and 2011 compared to €0.1 million in the year ended 31 December 2010. As at 31 December 2012, the CCH Group owed to Leventis Overseas and AG Leventis (Nigeria) plc €2.5 million, compared to €3.8 million and €1.3 million as at 31 December 2011 and 2010, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to the CCH Group €0.1 million, compared to €0.2 million and €0.8 million as at 31 December 2011 and 2010, respectively.

Other Related Parties

        During the year ended 31 December 2012, the CCH Group purchased €1.3 million, of raw materials and finished goods, compared to nil in the year ended 31 December 2011 and nil in the year ended 31 December 2010, and did not perform any purchases of fixed assets from other related parties for the years ended 31 December 2012 and 2011, compared to €0.1 million in the year ended 31 December 2010. In addition, the CCH Group incurred expenses of €1.9 million in the year ended 31 December 2012, compared to €1.8 million in the year ended 31 December 2011 and €1.4 million in the year ended 31 December 2010. The CCH Group recorded income of €0.1 million, €0.3 million and nil in the year ended 31 December 2012, 2011 and 2010, respectively. As at 31 December 2012, the CCH Group owed €0.5 million to other related parties compared to €0.2 million and nil, respectively, as at 31 December 2011 and 2010, and the CCH Group was owed €0.1 million as at 31 December 2012, compared to €0.4 million and €0.8 million as at 31 December 2011 and 2010, respectively.

Joint Arrangements

        The CCH Group purchased €31.0 million of finished goods during the year ended 31 December 2012 compared to €28.9 million and €62.3 million during the years ended 31 December 2011 and 2010. CCH Group incurred other expenses of €0.4 million during the year ended 31 December 2012 compared to €0.1 million and €0.1 million during the years ended 31 December 2011 and 2010. The CCH Group recorded other income from joint arrangements of €0.2 million during the year ended 31 December 2012 compared to €0.2 million and €0.1 million during the years ended 31 December 2011 and 2010. As at 31 December 2012, the CCH Group owed €67.5 million compared to €15.5 million and €15.3 million as at 31 December 2011 and 2010 and was owed €19.5 million compared to €17.4 million and €17.8 million as at 31 December 2011 and 2010 by joint arrangements.

The Shareholders' Agreement between Kar-Tess Group and The Coca-Cola Company Entities

General

        On 3 November 1999, Kar-Tess Group and the TCCC Entities entered into a shareholders' agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement until 31 December 2018.

        In connection with the proposed admission to the premium listing segment of the London Stock Exchange of CCHBC, TCCC, the TCCC Entities and Kar-Tess Holding have decided to terminate and not to renew in relation to CCHBC the arrangements contained in the shareholders' agreement, effective on receipt by each of the Kar-Tess Holding and the TCCC Entities, or their assigns, of ordinary shares of CCHBC in settlement of the Share Exchange Offer.

Restriction on transfer

        The shareholders' agreement restricts the sale of the ordinary shares of CCH owned by Kar-Tess Holding and the TCCC Entities with a view toward maintaining the combined shareholdings of Kar-Tess Holding and the TCCC Entities until January 2014 at no less than 44% of CCH's outstanding share capital (and at no less than 40% of CCH's outstanding share capital thereafter until expiration of the shareholders' agreement). Kar-Tess Holding and the TCCC Entities have also agreed to maintain their individual shareholdings until January 2014 at no less than 22% of CCH's outstanding share capital (and at no less than 20% of CCH's outstanding share capital thereafter until expiration of the shareholders' agreement). However, Kar-Tess Holding and the TCCC Entities have also agreed to negotiate in good faith an agreement that allows transfer of the ordinary shares of CCH below these minimum thresholds provided that they continue to jointly control CCH.

Composition of the board of directors

        The amended shareholders' agreement provides that the composition of the board of directors of CCH be twelve directors comprising:

  •
  two directors designated by the TCCC Entities;

  •
  four directors designated by Kar-Tess Holding; and

  •
  the remaining directors jointly designated by Kar-Tess Group and the TCCC Entities.

        Kar-Tess Holding and the TCCC Entities have also agreed to cast the votes attaching to their ordinary shares so that each other's nominees are elected to the board of directors and, in the event that there are more or less than twelve directors on the board, so that Kar-Tess Holding and the TCCC Entities maintain their respective proportional representation on the board of directors. Either shareholder may request by written notice to the other shareholder that a director nominated by such shareholder be removed and the other shareholder has agreed to procure that any necessary action is taken in accordance with CCH's articles of association and Greek law to remove or replace such director and to fill the board vacancy with a new director nominated by the shareholder requesting the removal and replacement.

Decisions of the board of directors

        Kar-Tess Holding and the TCCC Entities have agreed to seek to convene an extraordinary general meeting of the shareholders to replace the board of directors in the event a resolution is passed by the board of directors in circumstances where a representative director of either Kar-Tess Holding or any of the TCCC Entities has voted against such resolution to:

  •
  engage in any business other than the bottling of beverages;

  •
  incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30.0 million;

  •
  enter into any arrangements providing for payments or other consideration in excess of €30.0 million;

  •
  sell, lease, exchange, transfer or otherwise dispose of all or substantially all of CCH's assets or sell the majority of the value of CCH's assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

  •
  appoint CCH's top executive (chief executive officer); or

  •
  approve CCH's annual budget and annual business plan.

        The articles of association of CCH provide that approval of these matters requires a quorum of three-quarters of the total number of the members of the board of directors and the vote of two-thirds of the directors present or represented at the meeting. In the event of a tied voted, the vote of the board's chairman prevails.

Shareholder approvals

        Kar-Tess Holding and the TCCC Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

  •
  a modification of the articles of association;

  •
  any increase or decrease of CCH's share capital;

  •
  the merger or consolidation of CCH with or into another company;

  •
  the liquidation or dissolution of CCH; or

  •
  the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of CCH's assets.

        Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities also entered into a supplemental agreement on 3 March 2000, providing that, after the termination of the shareholders' agreement, for so long as any of Kar-Tess Group or any of the TCCC Entities is a shareholder in CCH, each of Kar-Tess Group and the TCCC Entities will vote their ordinary shares against any proposal to liquidate or dissolve CCH unless they have separately agreed to the contrary.

Termination

        No party or group of parties may unilaterally terminate the shareholders' agreement prior to December 2018. However, at any time the parties may agree to terminate the shareholders' agreement, which would also be terminated if CCH ceases to exist or if one group of parties elects to terminate it upon breach of the agreement by the other group of parties. After December 2018, the shareholders' agreement will remain in force unless terminated by either group of parties on three months' written notice.

The Relationship Agreement among CCH, Kar-Tess Group and The Coca-Cola Company Entities

General

        On 29 August 2000, in connection with the listing of the ordinary shares of CCH on the London Stock Exchange, CCH, Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities entered into a relationship agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Services Authority.

        In connection with the proposed admission to the premium listing segment of the London Stock Exchange of CCHBC, TCCC, the TCCC Entities and Kar-Tess Holding have decided to terminate and not to renew in relation to CCHBC the arrangements contained in the relationship agreement, and CCH has consented to the termination of the relationship agreement, effective on receipt by each of the Kar-Tess Holding and the TCCC Entities, or their assigns, of ordinary shares of CCHBC in settlement of the Share Exchange Offer.

Enforcement of relationship agreement and obligation to maintain independent directors

        Kar-Tess Group and the TCCC Entities have agreed to cast the votes attaching to their ordinary shares, and to procure (so far as they are reasonably able) that the directors nominated by them on the board of directors vote at all times in a manner so as to ensure that:

  •
  the terms of the relationship agreement are fully implemented;

  •
  CCH complies with all of its obligations under the relationship agreement;

  •
  changes in the articles of association of CCH do not contradict the relationship agreement; and

  •
  there are at least two independent directors on the board of directors at any given time.

        Independent directors are directors free from any business relationship with Kar-Tess Group or any of the TCCC Entities that could materially interfere with the exercise of their independent judgment in relation to matters concerning CCH.

Quorum and voting restrictions

        The TCCC Entities have agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of the general meetings and to procure (so far as they are reasonably able) that no director nominated by the TCCC Entities votes or is counted in any quorum in relation to any of the following matters:

  •
  transactions between CCH (including any of its directors, officers or employees) and any member (including any director, officer or employee of such member) of TCCC's Group or any of its associates;

  •
  any matter in which any member of TCCC's Group or any of its associates is interested; and

  •
  any decision by CCH concerning the enforcement of its rights under the relationship agreement.

        Kar-Tess Group has agreed not to cast the votes attaching to their ordinary shares or be counted in any quorum at any of the general meetings and to procure (so far as they are reasonably able) that no director nominated by Kar-Tess Group votes or is counted in any quorum in relation to any of the following matters:

  •
  transactions between CCH (including any of its directors, officers or employees) and any member (including any director, officer or employee of such member) of Kar-Tess Group or any of its associates;

  •
  any matter in which any member of Kar-Tess Group or any of its associates is interested; and

  •
  any decision by CCH concerning the enforcement of its rights under the relationship agreement.

        Each of Kar-Tess Group and the TCCC Entities has also agreed to procure (so far as they are reasonably able) that, to the extent applicable, it casts its votes attaching to the shares it holds and participate in general meetings in a manner consistent with the obligations of Kar-Tess Group and the TCCC Entities, as applicable, described above.

Exceptions to quorum and voting restrictions

        There are two exceptions to these voting restrictions:

  •
  Directors nominated by Kar-Tess Group or by the TCCC Entities may be counted for quorum purposes but cannot speak or vote on any of the matters that require a two-thirds voting majority of the directors as described above under "The Shareholders' Agreement between Kar-Tess Group and The Coca-Cola Company Entities—Decisions of the board of directors".

  •
  Kar-Tess Group and the TCCC Entities can vote and their votes are counted for quorum purposes on these matters when they are required by the shareholders' agreement to vote against a resolution as described above under "The Shareholders' Agreement between Kar-Tess Group and The Coca-Cola Company Entities—Shareholder approvals".

Other obligations of Kar-Tess Group and The Coca-Cola Company Entities

        Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities have agreed severally as to themselves to ensure that, for so long as they are able to exercise 30% of the voting rights attaching to the ordinary shares of CCH or can control the appointment of a majority of the board of directors, any transactions or other arrangements between any of them and CCH will be conducted at arm's length. However, such agreement does not limit or restrict the rights of any member of TCCC's group as set forth in TCCC's bottlers' agreements with us.

        Kar-Tess Group and the TCCC Entities have also agreed that, as long as they jointly hold 30% or more of the voting rights attaching to the ordinary shares of CCH, they will not take actions in breach of the relationship agreement that will render CCH unsuitable for listing pursuant to the Listing Rules unless a new relationship agreement satisfactory to the London Stock Exchange is entered into among CCH, Kar-Tess Group and the TCCC Entities.

Conflict

        If there is any conflict between the provisions of the relationship agreement and the shareholders' agreement, the provisions of the relationship agreement will prevail.

Termination

        The relationship agreement will terminate if Kar-Tess Group and the TCCC Entities, acting jointly, are no longer able to exercise 30% of the voting rights attaching to the ordinary shares of CCH and can no longer control the appointment of a majority of the board of directors or the ordinary shares of CCH are delisted from the London Stock Exchange.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

        You should read Item 18 "Financial Statements".

Legal Proceedings

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the CCH Group of approximately €2.9 million for certain discount and rebate practices and required changes to the CCH Group's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the CCH Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the CCH Group's compliance with the decision of 25 January 2002. On 7 October 2005, the CCH Group was served with notice to appear before the Greek Competition Authority.

        On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the CCH Group allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the CCH Group deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the CCH Group increased the charge to its 2006 financial statements in connection to this case.

        On 23 November 2007, the court of appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in the CCH Group's 2007 income statement. The CCH Group has appealed the decision of the court of appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The CCH Group believes that it has substantial legal grounds for its appeal against the judgment of the court of appeals. The Greek Competition Authority and one of the CCH Group's competitors have also appealed the decision of the court of appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilising advice from outside legal counsel, the CCH Group considers the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of the CCH Group's competitors has filed a lawsuit against CCH Group claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The CCH Group has not provided for any losses related to this case.

        On 1 February 2012, the Greek Competition Commission conducted an inspection of the CCH Group's Greek operations as part of an investigation into the sparkling, juice and water categories. The CCH Group has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Greek Competition Commission.

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the CCH Group's Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. On December 2012, the authority addressed a statement of objections to the CCH Group's Serbian subsidiary. The CCH Group believes that its Serbian subsidiary has not violated any Serbian competition rules and will challenge any such allegations vigorously. At present, it is not possible to predict the outcome of this investigation.

        In 1992, the CCH Group's subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgment delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC's outside legal counsel, the CCH Group believes that it is unlikely that NBC will suffer material financial losses from this case. The CCH Group has consequently not provided for any losses in relation to this case.

        Other than these actions, the CCH Group is not subject to any litigation, arbitration , regulatory actions or other disputes that, individually or in the aggregate, involve potential liabilities that could have a material adverse effect on the results of operations, cash flow or financial condition of the CCH Group, nor is the CCH Group aware that any such disputes are pending or threatened against the CCH Group or any of its subsidiaries.

Dividends Policy

        You should read Item 3, "Key Information—Selected Financial Data—Dividends and Dividend Policy" for a discussion of the CCH Group's policy on dividend distributions.

B.    Significant Changes

        Not applicable.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The following table sets forth, for the periods indicated, the reported high and low market quotations in euro for the ordinary shares of CCH on the main market of the Athens Exchange.

	Euro per ordinary share
	High	Low
Calendar Year
2008	32.20	8.00
2009	18.84	8.80
2010	20.98	15.70
2011	22.10	11.10
2012	18.00	11.30
2013 (through 5 March 2013)	20.90	17.28
Calendar Quarter
2011
First Quarter	22.10	18.63
Second Quarter	19.78	16.86
Third Quarter	19.19	12.67
Fourth Quarter	14.30	11.10
2012
First Quarter	15.45	12.50
Second Quarter	15.00	11.30
Third Quarter	15.68	13.65
Fourth Quarter	18.00	14.83
2013
First Quarter (through 5 March 2013)	20.90	17.28
Month
September 2012	15.00	14.02
October 2012	17.91	14.83
November 2012	18.00	16.54
December 2012	17.70	16.16
January 2013	19.15	17.28
February 2013	20.90	19.30
March 2013 (through 5 March 2013)	20.90	20.48

        The market capitalisation of CCH as at 5 March 2013 was approximately €7.5 billion.

        The following table sets forth, for the periods indicated, the reported high and low market quotations in US dollars for the ADSs of CCH in the United States.

	US dollars per ADS
	High	Low
Calendar Year
2008	48.93	11.00
2009	28.10	10.93
2010	28.26	19.80
2011	30.50	14.76
2012	23.57	14.30
2013 (through 5 March 2013)	27.29	23.23
Calendar Quarter
2011
First Quarter	30.50	25.30
Second Quarter	28.66	23.70
Third Quarter	26.88	17.90
Fourth Quarter	20.19	14.76
2012
First Quarter	20.05	16.25
Second Quarter	19.89	14.30
Third Quarter	19.36	16.60
Fourth Quarter	23.57	18.86
2013
First Quarter (through 5 March 2013)	27.29	23.23
Month
September 2012	19.36	18.10
October 2012	23.41	18.86
November 2012	23.41	21.16
December 2012	23.57	21.53
January 2013	25.70	23.23
February 2013	27.29	24.80
March 2013 (through 5 March 2013)	26.87	26.33

        Fluctuations in the exchange rates between the euro and the US dollar may affect the relative market prices of the ADSs in the United States.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        CCH has been listed on the Athens Exchange since 1991, and is a part of the Athens Exchange Composite Index. CCH is one of the largest companies, based on market capitalisation, quoted on the Athens Exchange. The ordinary shares of CCH trade on the Athens Exchange under the symbol "EEEK". The Athens Exchange is the primary trading market for the ordinary shares of CCH. The ordinary shares of CCH are also listed on the London Stock Exchange. In addition, the ordinary shares of CCH are listed on the New York Stock Exchange under the symbol "CCH". The shares trade on the New York Stock Exchange in the form of ADSs evidenced by American depositary receipts, or ADRs.

Each ADR represents one ordinary share. CCH has a sponsored ADS facility, with Citibank N.A. acting as Depositary under an Amended and Restated Deposit Agreement dated 30 April 2010. Prior to this date the Depositary was The Bank of New York Mellon.

        As at 4 December 2012, and based exclusively on external research performed by D.F. King Worldwide, institutional and retail investors in the United States held a total of 37,835,561 ordinary shares, or approximately 10.3% of CCH's current total outstanding share capital. In addition, 85,112,078 ordinary shares, or 23.2%, were attributable to the TCCC Entities. Given that the research was conducted in December 2012, the actual portion of CCH's ordinary shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

The Athens Exchange

        Following authorisation by Law 3152/2003, the Athens Exchange issued on 8 June 2004 the Athens Exchange Regulation, or the Regulation, which came into effect on 16 June 2004. The Regulation contains in a consolidated form provisions which were previously included in a large number of decisions that were issued by the Athens Exchange itself and certain other competent authorities, such as the former Derivatives Exchange, either in their original form or as amended. Following authorisation by Law 3371/2005, the Regulation was substantially amended and all the existing markets of the Athens Exchange were abolished. Finally, the Regulation was once more substantially amended and restated by Law 3606/2007. Thereafter, the Regulation has been partially amended on various occasions, most recently in August 2011. Currently, the Athens Exchange consists of two markets: the Securities Market and the Derivatives Market. The securities of companies listed on the Securities Market are classified into one of the following categories:

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

        As at 15 February 2013, 167 company shares were classified in the Main Category of the Athens Exchange, 44 shares were classified in the Under Surveillance Category, 39 had been classified in the Under Suspension Category, 17 company shares were listed in the Low Dispersion Category, and 5 were Under Deletion. Finally, 2 ETFs were listed in the Athens Exchange.

        The companies that participate in the Main Market Category need to meet the following criteria of financial performance: shareholders' equity of no less than €3.0 million, three year pre-tax profits of no less than €2.0 million and pre-tax profits for the last two financial years or three-year EBITDA of no less than €3.0 million and a positive EBITDA for the last two financial years. The companies that have either a small free float (less than 15%) of the total of its common shares or a free float of less than 10% of the total of its common shares due to specific events announced by the company (public offer or other equity participations) are classified in the Low Dispersion Category. Companies that are in financial distress are classified in the Under Surveillance Category. If a company's annual sales income drops below €2.0 million it is classified in the Under Deletion Category. The companies that have a free float of less than 10% of the total of their common shares and at the same time this percentage is distributed to less than 30 shareholders are also classified in the Under Deletion Category. When listed in the Athens Exchange, a company must have a free float of at least 25% distributed to at least 2,000 individual shareholders, none of whom holds more than 2% of the company's share capital.

        The Greek Capital Markets and the Athens Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the board of directors of the Hellenic Capital Markets Commission, and the board of directors of the Athens Exchange. On 31 May 2001, the Athens Exchange was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status. The creation of stock and derivatives exchanges in addition to the stock and derivatives markets of the Athens Exchange and the Athens Derivatives Exchange were originally permitted in Greece pursuant to Law 3152/2003 subsequently in accordance with the provision of article 21 of Law 3371/2005. These licences remain in effect under article 71 of Law 3606/2007 implementing the Directive on Markets and Financial Instruments in Greece. The operating licence of these exchanges is granted by the Hellenic Capital Markets Commission, provided these exchanges fulfil certain capital, organisational and other requirements set forth in the Law 3606/2007 and in decision 8/452/2007 of the board of directors of the Hellenic Capital Markets Commission. The Hellenic Capital Markets Commission approved the Regulation for the operation of the exchange and determined the process for its publication.

Membership in the Athens Exchange

        Membership is required for brokerage firms in order to effect transactions on the Athens Exchange and is subject to approval by the board of directors of the Athens Exchange and licensing by the Hellenic Capital Markets Commission. In addition, brokerage firms must appoint at least one official representative who is authorised to conduct transactions on the Athens Exchange, who must fulfil certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission. For companies established in Greece, the minimum capital requirement in order to obtain a licence to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Exchange member is €0.3 million.

        All transactions through the Athens Exchange may only be carried out by brokers or banks that are members of the Athens Exchange. Membership in the Athens Exchange is subject to the licensing requirements stipulated in the Directive on Markets and Financial Instruments and to the approval of the Athens Exchange board of directors. Brokerage firms and banks that are members of the Athens Exchange must appoint and have present during trading sessions at least one official representative authorised to conduct Athens Exchange transactions, which must fulfil certain qualifications required by law and pass an examination given by the Hellenic Capital Markets Commission.

        Members of the Athens Exchange may engage in transactions through the Automated Exchange Trading System, or OASIS, an electronic trading system, on behalf of their customers or on their own behalf. As at 15 February 2013, the Athens Exchange had 68 members (including the remote members), the vast majority of which were brokerage firms. Pursuant to the Directive on Markets and Financial Instruments, which was implemented in Greece in August 2007 pursuant to Law 3606/2007, investment services may only be provided by investment services companies and banks. The investment services companies need to have a minimum share capital of €0.3 million if only engaging in receiving and transmitting buy and sell orders without holding client's funds or other financial instruments, €1.0 million if providing a variety of investment services and €3.0 million if engaging in underwriting, trade for their own portfolio or operate a multilateral trading facility, and which have received an appropriate operating licence from the Hellenic Capital Markets Commission. In addition, the Hellenic

Capital Markets Commission has also introduced rules relating to the performance of portfolio management by Investment Services Firms. Orders Companies are companies that are only allowed to receive and transfer their customers' orders to Investment Services Firms, and are prohibited from dealing in Athens Exchange transactions on behalf of their customers or from acting as a custodian for their customers' shares or cash. The receipt and transfer of shares by Orders Companies is governed by Law 3606/2007 and the Hellenic Capital Markets Commission's decisions. Pursuant to the provisions of the Directive on Markets and Financial Instruments and the Regulation, Investment Services Firms established in the European Union or the European Economic Area may become remote members of the Athens Exchange without being required to have a permanent establishment in Greece. Nevertheless, they would need to appoint (a) a local custodian to clear and settle stock exchange transactions and any other actions in relation to which they would be otherwise required to perform by being physically present in Greece and (b) a local person to act as their representative and as agent for service of process.

Stock Market Indices

        The most widely followed index in Greece is the ATHEX Main Market Composite Index, a market capitalisation index that tracks the price movement in the shares of 60 leading listed Greek companies. In addition, the FTSE/ Large Cap Index was introduced in September 1997 to track the price movement of the shares of the 25 largest companies. As of 15 February 2013, the market capitalisation of CCH represented approximately 21.46% of the ATHEX Main Market Composite Index and approximately 16.93% of the FTSE/ Large Cap Index.

        The following table sets out the movement of the ATHEX Main Market Composite Index. The highs and lows are for the periods indicated, and the close is on the last trading day of the period.

Year	High	Low	Close
2006	4,395.4	3,379.3	4,394.1
2007	5,334.5	4,344.8	5,178.8
2008	5,207.4	1,626.6	1,786.5
2009	2,896.9	1,469.4	2,196.2
2010	2,327.6	1,403.9	1,413.9
2011	1,715.1	650.5	680.4
2012	912.7	476.4	907.9
2013 (through 15 February 2013)	1,044.8	941.3	1,044.8

Trading on the Athens Exchange

        Athens Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10.30 a.m. and ends at 5.00 p.m., Athens time, for the Main Market category. There is a pre-opening session followed by a continuous automated matching session.

        A pre-opening session, operating through a call auction method, precedes the trading session from 10.15 a.m. until 10.30 a.m. for the Main Market. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximise the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched. The after hours trading session is between 5.00 p.m. to 5.20 pm. The closing price for shares in the main category is determined either by the closing auction or from the weighted average price of the last 30% of the trades of the session. The trading system of the Athens Exchange is fully automated and orders can be placed from remote locations. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price, and orders at the same price are ranked based on time of entry into the system. Incoming orders always match pre-existing orders already included in the ranked list. Buy and sell orders can be matched in any number of multiples of the lot size authorised for a particular security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

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

        Simple block trades of equity securities are conducted under the following rules (temporary threshold limit). The Athens Exchange authorities maintain the right to change the minimum value of a block trade. Block trades are executed by competent personnel of the Athens Exchange that check the abovementioned requirements and authorise the block trade. Normally the minimum value for a block trade is as follows:

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

Market Regulation

        Under Greek law, regulation of securities trading activities on the Athens Exchange is subject to similar restrictions to those imposed in other jurisdictions in the European Union and in the United States. However, because CCH is a foreign private issuer its directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

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

        Civil and criminal charges can be imposed for insider trading violations. The competent authority for monitoring insider dealing infringements is the Hellenic Capital Markets Commission or the Bank of Greece when the infringement is conducted by a bank. However, because CCH is a foreign private issuer its directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934.

Settlement, Clearance and the Hellenic Exchanges ("HELEX")

        Settlement of both registered and bearer shares listed on the Athens Exchange was previously effected through the department of Central Securities Depositary of the Hellenic Exchanges S.A. The Central Securities Depositary was originally founded in February 1991 as a société anonyme. On November 2006 the merger by absorption of the Central Securities Depositary by its parent company Hellenic Exchanges S.A. was completed. Currently, Hellenic Exchanges ("HELEX") is the organisation responsible for the clearance and the settlement procedure. More particularly, Hellenic Exchanges S.A. is responsible for settling Athens Exchange transactions and holding the shares deposited with it in book entry form, while their clearance is effected through Athens Clear, a 100% subsidiary of Hellenic Exchanges S.A.

        Book entry of listed securities was originally introduced by virtue of Law 2396/1996. The dematerialisation of Greek shares commenced in March 1999, with the market becoming fully dematerialised in December 1999.

        To participate in the Dematerialised Securities System, or SAT, each investor is required to open a SAT account, which is identified by a SAT account number. Shareholders who wish to open a SAT account can appoint one or more Athens Exchange members or custodian banks as authorised operators of their SAT accounts. Only the authorised operators have access to balances and other information concerning a SAT account. The Athens Exchange has also introduced the possibility of holding a joint SAT account for two or more investors.

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

  •
  Third, the settlement cycles are carried out on day T+3 in time intervals determined by the HELEX, which also transfers the securities from the securities accounts of the sellers to the securities accounts of the buyers and simultaneously executes the equivalent debits and credits of the brokers' cash accounts in the cash settlement bank. The settlement as mentioned is multilateral and is executed in accordance with the delivery versus payment principle. By day T+3, brokers are required to deposit in the cash account, which they hold for this purpose in the cash settlement bank, the amount of cash corresponding to their cash obligation. The results of the settlement, as reflected in the investors' securities accounts and the brokers' cash accounts, are deemed final and irrevocable. Bilateral clearance is also possible in case of block trades or in exceptional circumstances, and in accordance with the HELEX clearing and settlement of dematerialised securities regulations. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date.

        Liabilities of brokerage firms resulting from their trading activities are guaranteed by the Athens Exchange Guarantee Fund, to which each Athens Exchange member contributes, and which is operated as a separate legal entity.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

Share capital and denomination

        The nominal value of CCH's issued share capital as of 31 December 2012, is €370,219,042.07 divided into 366,553,507 ordinary registered shares with a par value of €1.01 each, all of which is paid-up. No specific classes of stock are provided for in the articles of association of CCH and no special rights attach to any of the ordinary shares. There are no authorised but unissued ordinary shares. As of 31 December 2013, CCH held 3,430,135 ordinary registered shares in treasury. Under Greek law, the voting rights of such shares are suspended for so long as they are held in treasury.

Development in share capital

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
20 March 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
9 August 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
22 November 2001	Capitalisation of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
20 May 2002	Capitalisation of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
1 October 2003	Leveraged re-capitalisation(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
10 November 2003	Leveraged re-capitalisation(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
23 December 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
22 December 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
21 December 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
20 December 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
15 October 2007	Capitalisation of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
20 November 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
28 February 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
13 May 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
7 August 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50
28 August 2009	Issue of shares(15)	365,407,848	€0.50 per share	2,875.50	182,703,924.00
16 October 2009	Capitalisation of reserves(16)	365,407,848	€1.50 per share	548,111,772.00	730,815,696.00
16 October 2009	Re-capitalisation(16)	365,407,848	€1.50 per share	(548,111,772.00)	182,703,924.00
23 November 2009	Issue of shares(17)	365,539,075	€0.50 per share	65,613.50	182,769,537.50
26 February 2010	Issue of shares(18)	365,702,429	€0.50 per share	81,677.00	182,851,214.50
17 May 2010	Issue of shares(19)	365,864,092	€0.50 per share	80,831.50	182,932,046.00
24 August 2010	Issue of shares(20)	365,966,792	€0.50 per share	51,350.00	182,983,396.00
25 November 2010	Issue of shares(21)	366,136,440	€0.50 per share	84,824.00	183,068,220.00
21 February 2011	Issue of shares(22)	366,490,952	€0.50 per share	177,256.00	183,245,476.00
6 May 2011	Capitalisation of reserves(23)	366,490,952	€2.00 per share	549,736,428.00	732,981,904.00
6 May 2011	Re-capitalisation(23)	366,490,952	€1.50 per share	(183,245,476.00)	549,736,428.00
30 May 2011	Issue of shares(24)	366,512,946	€1.50 per share	32,991.00	549,769,419.00
10 August 2011	Issue of shares(25)	366,541,695	€1.50 per share	43,123.50	549,812,542.50
15 November 2011	Issue of shares(26)	366,542,008	€1.50 per share	469.50	549,813,012.00
24 February, 2012	Issue of shares(27)	366,547,342	€1.50 per share	8,001.00	549,821,013.00
25 June, 2012	Capital return(28)	366,547,342	€1.16 per share	(124,626,096.28)	425,194,916.72
25 June, 2012	Extinguishment of accumulated losses of the parent company(28)	366,547,342	€1.01 per share	(54,982,101.30)	370,212,815.42
27 August, 2012	Issue of shares(29)	366,553,507	€1.01 per share	6,226.65	370,219,042.07

(1)
Issued in connection with the absorption by way of merger of 3I S.A., previously a wholly owned subsidiary of Kar-Tess Group, by us. The merger, which became effective on 3 April 2000, involved the simultaneous issuance of 17,035,610 of CCH's ordinary shares of to Kar-Tess Group and the cancellation of 17,034,274 of CCH's ordinary shares held by 3I S.A. at the time.

(2)
Issued pursuant to the scheme of arrangement for the acquisition of Coca-Cola Beverages plc. This increase was initially approved by the extraordinary general meeting of the shareholders held on 19 April 2000, which authorised an increase in CCH's share capital of up to €33,000,242.70 depending on the amount actually paid up. The extraordinary general meeting of the shareholders held on 9 August 2000 determined this amount to be €27,506,899.49 and amended the articles of association accordingly.

(3)
Approved at an extraordinary general meeting of the shareholders held on 22 November 2001, in connection with a resolution to increase the par value of CCH's shares from GRD100, or €0.29, to GRD102.225 or €0.30, in order to convert CCH's share capital to euro as required by Greek law. The amount of the share capital increase was paid through the capitalisation of a share premium reserve of €1,545,378.21 in CCH's financial statements for the year ended 31 December 2001.

(4)
Approved at the annual general meeting of the shareholders held on 20 May 2002, in connection with a resolution to increase the par value of CCH's shares from €0.30 to €0.31, in order to increase CCH's share capital by the amount of €2,366,685.96, which resulted from a revaluation of CCH's land and buildings as required by Article 21 of Law 2065/92.

(5)
On 19 August 2003, CCH announced its intention to effect a leveraged re-capitalisation with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalisation, CCH held an extraordinary general meeting on 15 September 2003, which approved a share capital increase through the capitalisation of €518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on 24 September 2003 and consummated on 1 October 2003 with the payment of certain related taxes. On 1 October 2003, the board of directors called a second extraordinary general meeting which took place on 31 October 2003 and which approved a share capital decrease of €473,337,192.00 (reflecting a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all of its shareholders. The capital decrease was approved by the Greek Ministry of Development on 10 November 2003 and the Athens Exchange was duly notified at its board meeting of 14 November 2003. The capital return payment to the shareholders began on 5 December 2003. As at 31 December 2003, €472.9 million had been returned to the shareholders. The leveraged re-capitalisation resulted in a capital return of €2.00 per ordinary share to all of the shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. The CCH Group issued these notes in September 2003, through CCH's 100% owned subsidiary Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, CCH made an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million.

(6)
On 23 December 2003, the board of directors resolved to increase CCH's share capital by 256,681 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from this issue of shares were €3,371,556.03.

(7)
On 22 December 2004, the board of directors resolved to increase CCH's share capital by 1,334,852 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from this issue of shares were €19,211,254.97.

(8)
On 21 December 2005, the board of directors resolved to increase CCH's share capital by 2,431,873 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from this issue of shares were €36,655,271.38.

(9)
On 21 December 2006, the board of directors resolved to increase CCH's share capital by 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from this issue of shares were €22,634,670.71.

(10)
The shareholders approved on 15 October 2007 a share capital increase of €60,516,979 through the partial capitalisation of the share premium reserve and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to the shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase CCH's share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On 24 October 2007, the Greek Ministry of Development approved the share capital increase and CCH filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On 8 November 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding CCH's shares at the closing of trading on 13 November 2007. CCH's shares opened on an adjusted basis on 14 November 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on 20 November 2007. The stock split was retroactively reflected in CCH's historical basic and diluted earnings per share when the stock split was effected.

(11)
On 20 November 2007, the board of directors resolved to increase CCH's share capital by 636,483 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €8,677,840.

(12)
On 28 February 2008, the board of directors resolved to increase CCH's share capital by 824,832 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €11,641,787.

(13)
On 13 May 2008, the board of directors resolved to increase CCH's share capital by 810,511 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €9,218,941.

(14)
On 7 August 2008, the board of directors resolved to increase CCH's share capital by 28,397 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €325,343.

(15)
On 11 August 2009, the board of directors resolved to increase CCH's share capital by 5,751 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €64,042.

(16)
On 18 September 2009, CCH announced proposals for a re-capitalisation, which resulted in a capital return of €548.1 million to the shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on 16 October 2009, the shareholders approved an increase of CCH's share capital by €548.1 million, through the partial capitalisation of the share premium reserve and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, the shareholders also approved the decrease of CCH's share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, CCH realised the capital return on 2 December 2009.

(17)
On 10 November 2009, the board of directors resolved to increase CCH's share capital by 131,227 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €1,702,869.

(18)
On 9 February 2010, the board of directors resolved to increase CCH's share capital by 163,354 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €1,540,582.

(19)
On 4 May 2010, the board of directors resolved to increase CCH's share capital by 161,663 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €1,656,788.

(20)
On 3 August 2010, the board of directors resolved to increase CCH's share capital by 102,700 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €891,368.

(21)
On 2 November 2010, the board of directors resolved to increase CCH's share capital by 169,648 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €1,644,777.

(22)
On 21 February 2011, the board of directors resolved to increase CCH's share capital by 354,512 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €4,250,840.

(23)
On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

(24)
On 30 May 2011, the board of directors resolved to increase CCH's share capital by 21,994 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €252,479.

(25)
On 10 August 2011, the board of directors resolved to increase CCH's share capital by 28,749 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €221,080.

(26)
On 15 November 2011, the board of directors resolved to increase CCH's share capital by 313 ordinary shares, following the exercise of stock options by option holders pursuant to CCH's stock option plans. Total proceeds from the issue of shares were €2,407.

(27)
On February 24, 2012, CCH's board of directors resolved to increase its share capital by 5,334 ordinary shares, following the exercise of stock options by option holders pursuant to the CCH Group's stock option plans. Total proceeds from the issue of shares were €49,926.

(28)
On 25 June 2012, CCH's annual general meeting of shareholders resolved to decrease its share capital by the amount of €124.6 million by decreasing the nominal value of its shares by €0.34 per share, from €1.50 to €1.16 per share, and to return of the amount of the decrease to the its shareholders in cash, i.e. a return of €0.34 per share. On the same date, it was resolved to decrease its share capital by the amount of €55.0 million by decreasing the nominal value of its shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company, in an equal amount.

(29)
On August 27, 2012, CCH's board of directors resolved to increase its share capital by 6,165 ordinary shares, following the exercise of stock options by option holders pursuant to its stock option plans. Total proceeds from the issue of shares were €55,608.

B.    Memorandum and Articles of Association

Term, object and purposes

        CCH is incorporated under the name Coca-Cola Hellenic Bottling Company S.A. and is registered in Greece in the Registry of Sociétés Anonymes under number 13630/06/B/86/49. The term of CCH expires on 31 December 2070, but it can be extended by shareholders' resolution. Article 2 of the articles of association provides that CCH's object includes inter alia the establishment of plants in Greece and abroad, the production and packaging in all types of packaging of the products of TCCC, the production, distribution, trading, import and export in any kind of packaging of any other refreshments, natural juices, water and, in general, food and beverage products, as well as any goods and items, including packaging materials, bearing the trademarks of such products and the provision of administrative and related services to CCH's subsidiaries and other related affiliates.

Dividends

Determination of dividends

        CCH distributes dividends out of its non-consolidated profit after tax as determined under IFRS. This is in line with EU regulation and enacted Greek legislation has provided that Greek publicly-traded companies must prepare their statutory financial statements in accordance with IFRS, effective for the fiscal year commencing 1 January 2005. Dividends may only be distributed after an amount between 5% and 30% of CCH's adjusted after-tax profit has been deducted for the formation of a reserve account. CCH makes deductions until the amount of the reserve equals one-third of its authorised share capital. After CCH has made the relevant deductions, CCH is required to pay dividends which must be at least 35% of its adjusted after-tax profit (on an unconsolidated basis) after subtracting any allocation to the abovementioned statutory reserve account and any gains arising from the disposal of a 20% or more shareholding in a subsidiary held by CCH for a period exceeding 10 years. This statutory provision may be overridden in certain circumstances, subject to obtaining the necessary supermajority approval by the shareholders.

        CCH may distribute any profit after tax not otherwise distributed by way of dividend to the shareholders if this is approved by a majority of the shareholders at a general meeting following a proposal from the board of directors.

        The amount distributed to shareholders may not exceed the aggregate of the accumulated earnings and any reserves approved for distribution by the shareholders, less the amount required to be retained as a reserve under Greek law and the articles of association of CCH. CCH may not distribute dividends to the extent that it would reduce its shareholders' equity below the aggregate of its paid-up share capital and any statutory reserves.

Interim dividends

        CCH may declare interim dividends only if:

  •
  at least 20 days prior to the date of distribution, an unaudited accounting report prepared by the board of directors reflecting CCH's financial position as of a reasonably recent date is published in an Athens daily newspaper which, in the board of directors' opinion, has a sufficiently large national circulation;

  •
  the accounting report is published 20 days prior to the distribution in the Greek Bulletin for Sociétés Anonymes and Companies with Limited Liability of the Governmental Gazette; and

  •
  the accounting report is submitted to the competent supervisory authority.

        Interim dividends so distributed may not exceed one half of the profit after tax shown in the accounting report.

Payment of dividends

        Dividends must be paid to the shareholders on a date fixed either by the shareholders at a general meeting or by the board of directors, if the board has been so authorised by the shareholders. The payment date must commence within three working days from delivery by Hellenic Exchange S.A. of the file that contains the names of the persons entitled to receive the dividend, as specified in the Operating Regulation of the SAT and the Regulation of the Athens Exchange. Any dividend that has remained unclaimed for five years from the date of its declaration will be forfeited to the benefit of the Hellenic Republic and cease to remain owed by us.

Undistributed dividends

        There are provisions of Greek law providing for a minimum cash dividend that CCH is obliged to distribute if it has profits on an unconsolidated basis. Such minimum dividend must be at least 35% of its profit after tax on an unconsolidated basis. CCH may decide not to distribute dividends following a shareholders' resolution passed by a supermajority of at least 65% of its paid up share capital. However, in case of such a 65% supermajority, the undistributed amount of the minimum dividends is transferred to a special reserve account and must be capitalised and converted into new ordinary shares within four years from the creation of the account for delivery as bonus shares to the shareholders registered as at the date of the conversion in proportion to the number of ordinary shares held by each shareholder at the conversion date. CCH may not distribute dividends and not make any transfer to a special reserve account in case a shareholders' resolution is passed by a supermajority of at least 70%.

Liquidation Rights

        Upon liquidation, CCH's net assets must be distributed to the shareholders in cash and in proportion to the number of ordinary shares held by each of them.

Shareholders' Meetings and Notices

        As a general matter, the board of directors convenes the annual general meeting and determines the items on the agenda. However, shareholders holding 5% or more of CCH's paid-up share capital also have the right to convene an extraordinary general meeting of the shareholders. You should read "Rights of major shareholders" below for additional information on the rights of CCH's major shareholders. The annual general meeting must be held once a year within the first six months following the end of CCH's fiscal year. The Company Law provides that the general meeting of listed companies may be held in the municipality of Athens, where the Athens Exchange is seated. The annual general meeting:

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

        The invitation to attend a general meeting must be submitted to the Ministry of Development for publication in the Government Gazette and is posted on the company's website. A summary of the invitation must be published at least twenty calendar days prior to the date of the meeting (the date of publication and the date of convocation being excluded) in a daily newspaper published in Athens which, in the board of directors' opinion, has a sufficiently large national circulation, in one of the daily financial papers determined by the Minister of Development and in one local paper published in the prefecture of CCH's registered offices. The invitation summary must state the place, date and time of the meeting as well as the items on the agenda. The invitation for an adjourned meeting must be published in the newspapers determined by the Minister of Development at least ten calendar days prior to the date of the meeting. In the event that the initial invitation specifies the place and time of the reiterative meetings of the general meeting it is not necessary to publish a new invitation. The invitation does not set forth management's or any other party's proposals relating to the items on the agenda.

        Extraordinary general meetings may be convened:

  •
  by the board of directors if required by law;

  •
  at any other time when a meeting is considered necessary by the board; or

  •
  pursuant to a request submitted by the holders of 5% or more of CCH's paid-up share capital.

        As a foreign private issuer, CCH will generally be exempt from the proxy rules contained in the US Securities Exchange Act of 1934, requiring US issuers to comply with notice and disclosure requirements relating to the solicitation of proxies for shareholders meetings. The notice of or invitation to attend the general meeting of the shareholders of a Greek company typically sets forth only the items on the agenda for such meeting and it does not include management's recommendations with respect to such items. As a result, if you participate in a general meeting of the shareholders through a representative, you may not be able to give him or her voting instructions with advance knowledge of management's position on the items included in the agenda for that meeting.

Voting Rights

        Every ordinary share gives its holder the right to vote. Unless a poll is requested in accordance with the articles of association of CCH, votes are taken on a show of hands. At the request of shareholders representing 5% or more of CCH's paid-up share capital, resolutions must be passed by poll. The manner and form of the casting of votes at a general meeting are determined by the chairman of the general meeting in accordance with the articles of association of CCH. Greek law does not permit cumulative voting.

        There are no limitations imposed by Greek law or the articles of association on the right of non-residents or foreign persons to hold or vote CCH's ordinary shares other than those limitations that would generally apply to all shareholders.

Conditions

        Under Greek law:

  •
  each shareholder may participate in any general meeting either in person or through a representative. Persons under age or under judicial supervision and legal entities must be represented by their legal representatives (documents of representation need not be notarised, as long as they are dated and signed by the person issuing them);

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

  •
  failure by a shareholder to comply promptly with the procedures described above deprives the shareholder of his or her right to participate in a general meeting, unless the general meeting permits otherwise; and

  •
  twenty-four hours prior to any general meeting, a list of shareholders having the right to vote at the meeting and/or their representatives must be prominently displayed at CCH's registered office. The list must indicate the names of the shareholders and of their representatives, if any, their addresses and the number of ordinary shares and votes held by each of them.

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

Matters Requiring Extraordinary Quorum and Supermajority Approval

        A quorum of 67% of the holders of CCH's share capital and a supermajority of two-thirds of the share capital present and entitled to vote, provided that such vote exceeds 50% of the company's shares, is required to pass resolutions concerning the following matters:

  •
  a merger;

  •
  decreases and increases in share capital;

  •
  issuance of any convertible bonds;

  •
  the decision not to distribute dividends where the minimum dividend required to be paid is 35% of CCH's profit after tax;

  •
  the distribution of dividends and any change in the method of distribution of dividends;

  •
  any increase in shareholders' obligations;

  •
  any restrictions or the abolition of pre-emptive rights;

  •
  any change of CCH's registered offices;

  •
  any change in CCH's country of incorporation;

  •
  the establishment of extraordinary reserve funds or other reserve funds in excess of the compulsory reserve fund required pursuant to the articles of association of CCH and Greek law;

  •
  the dissolution of CCH and the appointment of a receiver, trustee or custodian for CCH or any part of its assets;

  •
  any change to CCH's term, objects and purposes; and

  •
  any change in the articles of association of CCH.

        In the absence of the 67% quorum, the general meeting is adjourned, the next meeting requires a quorum of 55% and, if this is not met either, a third meeting is convened to which a quorum of 50% plus one applies.

        The articles of association of CCH provide that any amendment to such articles that would change the rights of its shareholders is subject to the extraordinary quorum and supermajority approval requirements described above. However, certain fundamental shareholder rights, including the right to vote, the right to participate in a general meeting, the right to receive dividends and liquidation rights, are expressly provided for by Greek law and cannot be revoked or modified by the general meeting of shareholders.

Action by Written Consent

        Resolutions of the board of directors may be taken by written consent.

Rights of Major Shareholders

        Under Greek corporate law shareholders holding 5% or more of CCH's paid-up share capital have the right to:

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

  •
  five days prior to the day of an annual general meeting, request from the board of directors information concerning any amount paid by CCH within the two most recent years to members of the board, or its management, as well as details of any other consideration paid to such persons.

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

        The board of directors may refuse to disclose the requested information for good and substantial reasons, which must be set forth in the minutes of the general meeting. On the other hand, if, for example, CCH were a Delaware company, any of its shareholders, irrespective of the size of his or her shareholdings, would have the right to inspect CCH's books and records and make copies of such documents; and request a competent court to review CCH's operations if the shareholder believes that the company is not being managed properly.

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

        Shareholders holding 10% or more of CCH's paid-up share capital have the right to object to the approval by the shareholders at a general meeting of any remuneration or compensation granted to the directors not expressly provided for by Greek law or the articles of association of CCH.

        Shareholders holding 20% or more of CCH's paid-up share capital have the right to object to a resolution of a general meeting concerning the settlement or waiver by CCH of any claim for damages against any of its directors. Finally, shareholders holding 20% or more of CCH's paid-up share capital have the right to request from the board of directors, five days prior to the day of a general meeting, particular information relating to the conduct of CCH's corporate affairs and financial condition. The board of directors may refuse to give such information for good and substantial reasons (including their representation in the board of directors of the company), which must be set forth in the minutes of the general meeting. Furthermore, shareholders holding 20% or more of CCH's paid-up share capital have the right to petition at any time a competent court to order an audit in connection with a possible mismanagement of CCH's corporate affairs. The petitioners must show probable cause before the court will order an audit. A similar right is available to shareholders holding 5% or more of CCH's paid-up share capital with respect to alleged breaches of the law, the articles of association of CCH or decisions of the general meeting. Such shareholders must petition the court within three years from the approval of the financial statements for the year in which the alleged breaches occurred.

Shareholder Appointment of Directors

        Under Greek law, the articles of association of a Greek company may grant a specific shareholder or shareholders the right to appoint, without election at a general meeting, their representatives to the board of directors up to an aggregate of no more than one-third of the total number of board members. The articles of association of CCH do not currently provide for any such special appointments.

Removal of Directors

        Under Greek law, directors may be removed at any time by a resolution approved by a simple majority of shareholders present at a general meeting. Directors appointed by shareholders may be removed at any time by the shareholders who appointed them. The articles of association of CCH do not currently provide for any such special appointments. Furthermore, shareholders representing at least 10% of CCH's paid-up share capital may request the court to dismiss a director for a serious breach of duty.

Board of Directors

        The board of directors is appointed by the shareholders at a general meeting for a three-year term.

Directors' Liability

        In accordance with Greek law, directors who negligently or deliberately inflict damage or losses on CCH in connection with the performance of their duties, especially relating to the preparation of the annual financial statements, are liable to CCH for such damage. The annual general meeting customarily releases CCH's directors from liability, but the shareholders may retain specific claims, in connection with the approval of the annual financial statements provided that such release is limited to the general management of CCH during the fiscal year of approved accounts. In addition, a general meeting may release a director from liability for any specific claims CCH may have against him or her, provided that two years have already lapsed since the cause of action arose against the director and a minority representing at least 20% of CCH's paid-up share capital represented in the company's annual general meeting does not object to such resolution. In contrast, most US federal and state laws prohibit a company from releasing a director from liability if he or she has acted in bad faith or has breached his or her duty of loyalty.

        In general, actions for damages as against directors for loss incurred by the company are exercised under Greek law through the company, rather than through derivative actions, a remedy typically available to shareholders of US companies. However, under certain circumstances the shareholders of a Greek company may have the right to bring an action against directors on behalf of the company. the board of directors may decide by a simple majority to bring an action on behalf of CCH against any of its members. In addition, if the shareholders so resolve at a general meeting by an absolute majority, or if shareholders representing 10% of CCH's paid-up share capital so request, it is under an obligation to bring a claim for damages against members of the board of directors for mismanagement of corporate affairs within six months either from the day of the general meeting or from the day such request is submitted to CCH. CCH is then represented in court by special independent representatives appointed either at a general meeting or by the court.
        The application of the abovementioned minority shareholders is executed only after they provide evidence that they have had the shareholder capacity for at least three months before filing the application.

        CCH has obtained insurance against its executive officers' and directors' potential liability under US securities laws.

Issue of Share Capital

        Subject to the pre-emptive rights contained in the articles of association, CCH's share capital may be increased by a resolution of the shareholders. A quorum of 67% of the holders of CCH's share capital and a supermajority of 67% of the share capital present, provided that such vote exceeds 50% of CCH's shares, and entitled to vote is required to pass the resolution.

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

Issue of Shares in Connection with a Business Combination

        CCH is required to obtain approval from the Ministry of Development and the Athens Exchange, if it decides to increase its share capital for any reason (other than pursuant to a stock option exercise), including for the purpose of a merger with another company or for the acquisition of shares in another company, in which case the Ministry of Development or the Athens Exchange is more likely to undertake a substantive review of the proposed transaction.

Pre-Emptive Rights and Appraisal Rights

        Under Greek law, all share capital increases, including increases in the form of convertible bonds but excluding those for non-cash consideration, must be offered first on a pre-emptive basis to CCH's existing shareholders. Pre-emptive rights may only be waived or restricted by a resolution of the general meeting upon delivery of a written report from the board of directors justifying the reasons for the proposed waiver. A quorum of 67% of the holders of CCH's share capital and a supermajority of 67% of the share capital present (following the amendment of the articles of association of CCH) and entitled to vote is required to pass the resolution. Shareholders of many US companies typically have no pre-emptive rights. For example, under Delaware law shareholders have no pre-emptive rights unless these rights are specifically granted in a Delaware company's certificate of incorporation.

        Unlike the shareholders of a US company, under Greek law the shareholders have no appraisal rights in connection with merger transactions involving us.

Rights Issues

        The time period for the exercise of rights under a rights issue is fixed by a resolution of the general meeting and may not be less than 15 days, during which time CCH's ordinary shares must be traded on the Athens Exchange. All new shares not acquired by the shareholders may be allocated by the board of directors in its sole discretion and may be offered to non-shareholders at a price that is at least equal to that of the rights issue.

Rights of Purchase and Redemption of Ordinary Shares

        CCH may acquire its ordinary shares up to a maximum of 10% of its share capital after a resolution of the general meeting approving such acquisition. The shareholders resolution must specify the maximum number of ordinary shares to be purchased, the high and low prices at which CCH may purchase the ordinary shares and the time period of the redemption programme, which may not exceed 24 months from the date of the resolution.

        The 10% limit does not apply to the acquisition of shares for distribution to employees of CCH or its affiliates. Any such shares that are not so distributed within 12 months from their acquisition must be cancelled through a share capital decrease.

        None of the above restrictions apply in the case of:

  (a)
  shares that are acquired pursuant to a share capital decrease or through a share buy-out;

  (b)
  shares acquired as a result of a total transfer of assets;

  (c)
  shares fully paid up and acquired without consideration (gift);

  (d)
  shares acquired pursuant to an obligation arising by law or court decision with the purpose of protecting minority shareholders, especially in the case of a merger, change of the company objects or legal form, change of nationality or the imposition of restrictions to the transfer of shares, as well as shares acquired to satisfy obligations of CCH under an exchangeable bond loan; and

  (e)
  shares fully paid up and acquired by auction through compulsory enforcement to satisfy CCH claims against the owner of such shares.

        In all the above cases (b) through (e), the shares acquired must be transferred by CCH within three years from the date on which they were acquired, unless the aggregate of treasury shares owned by CCH does not exceed 10% of the total number of shares in CCH. Any such shares that are not so transferred within three years from acquisition must be cancelled through a share capital decrease.

        Treasury shares do not have voting rights and are not taken into account for quorum purposes.

        Dividends of such shares increase additionally the dividend of the other shareholders of the company. In the event of a capital increase, the pre-emption right of these shares is not exercised and increases the pre-emption right of the other shareholders.

        As a general matter, in light of the restrictions on the ability of a Greek company to repurchase its own shares under Greek law described above, CCH is subject to a share repurchase regime that could be more restrictive than that applicable to US companies.

Disclosure of Interests in Shares

        Under Greek law, any person who acquires or sells, directly or indirectly, shares, as a result of which the percentage of such person's voting rights reaches, directly or indirectly, exceeds or falls below the limits of 5%, 10%, 15%, 20%, 25%,1/3, 50% or 2/3 of CCH's total voting rights, will have to inform it and the Athens Exchange in writing by submitting a specific standard form within three trading days of the date of acquisition or sale. The shareholder is deemed by law to be aware of the sale or acquisition on the second trade day after such sale or acquisition.

        A similar obligation exists for a shareholder who owns more than 10% of CCH's total voting rights when the percentage of the shareholder's voting rights is increased or decreased by 3% or more.

Adoption of Anti-Takeover Measures by the Board of Directors

        Unlike the laws of many states in the United States, Greek law prevents directors from adopting anti-takeover measures in the case of a hostile bid, including the implementation of a shareholder rights plan or a so-called "poison pill", without prior shareholder approval. In addition, there is no provision in the articles of association of CCH that will have the effect of delaying, deferring or preventing a change of control.

C.    Material Contracts

        You should read Item 5, "Operating and Financial Review and Prospects," and Item 7, "Major Shareholders and Related Party Transactions—Related Party Transactions" for a discussion of CCH's material contracts, as well as Item 19, "Exhibits" for a list of CCH's material contracts.

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

Corporate taxation

        The profit before tax of Greek société anonymes had been taxed at a flat rate of 35% until 2004. The rate was reduced to 32% for 2005, to 29% for 2006, and to 25% for 2007 up to and including 2009. The 2010 tax law provided that with effect for financial statements of years ending on 31 December 2010 and onwards, two separate corporate tax rates would apply for non-distributed and distributed profits of Greek société anonymes. Non-distributed profits would be taxed at 24%, gradually reduced by 1% per financial year from 2011 through to 2014, when it would be finally set at 20% whereas distributed profits would be taxed at 40%. Therefore, based on the 2010 tax law, the tax rate on non-distributed profits for 2010 tax year had been set at 24%.

        The 2011 tax law abolished the 40% corporate tax rate on distributed profits, which was never applied, introduced a dividend withholding tax (refer to the following item "Taxation on dividends") and provided that for accounting years starting as of 1 January 2011 and onwards the corporate tax rate will be decreased from 24% to 20%.

        The 2011 tax law also introduced exemption from corporate income tax of inbound dividends that Greek société anonymes and limited liability partnerships receive from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account. Such tax free reserve will be subject to dividend withholding tax upon distribution to the shareholders or capitalisation.

        The new Greek tax law ratified in January 2013 provides for an increased corporate tax rate of 26% (previously 20%) applying to total profits before tax for fiscal years ending as of 1 August 2013 onwards. In addition, an adjusted dividend withholding tax on distributed profits is introduced (refer to the following item "Taxation on dividends").

Taxation of dividends

        Dividends (including shares allocated to shareholders from capitalised profits or reserves, but excluding the capitalisation of share premium reserve or certain other reserves), distributed by Greek société anonymes were subject to withholding tax at 10%. This withholding tax applied to distributions approved by the general meetings of shareholders of Greek société anonymes held on or after 1 January 2009. Certain exceptions to this withholding tax requirement exist for qualifying shareholders.

        The 2010 tax law provided that dividend income deriving from financial statements of years ending on or after 31 December 2010 was not subject to withholding tax. When earned by Greek tax resident individuals, such dividend income would be taxed as normal income and the tax paid at the level of the société anonyme would be credited against the income tax due. In case that the net profit of a Greek société anonyme also included profits deriving from its participation in other Greek corporate entities, which had also been subject to the 40% tax, the part of the tax that was already paid and corresponding to these profits would be deducted from the 40% tax due, this regime, however, was never applied.

        The 2011 tax law introduced a withholding tax on dividends, including shares allocated to shareholders from capitalised profits or reserves, but excluding the capitalisation of share premium reserve or certain other reserves. On this basis the distribution of profits approved by the general meetings of the shareholders as from 1 January 2012 and onwards wouldbe subject to withholding tax at 25% while the distribution of profits approved in 2011 would be subject to a withholding tax of 21%. Such withholding tax would extinguish the beneficiary's tax liability on the respective income.

        The 2013 tax law adjusts the dividend withholding tax, including to 10%. The adjusted rate applies to the distribution of profits approved by the general meetings of the shareholders as from 1 January 2014 and onwards. Such withholding tax extinguishes the beneficiary's tax liability on the respective income.

Taxation of capital gains

        Pursuant to Article 38 of Law 2238/94, capital gains resulting from the sale of securities listed on the Athens Exchange that have been acquired before 1 January 2011 are tax exempt as follows:

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

        The 2010 tax law amended Article 38 of Law 2238/1994 concerning the tax treatment of the capital gains that will result from the sale of securities listed on the Athens Exchange or other internationally recognised foreign exchanges in respect of securities acquired for whatever reason on or after 1 January 2011 and provided that any gains arising from the sale of listed shares are exempt from income tax, if the shares have been held for a minimum period of twelve months and as long as the gain is maintained in a special reserve account. The 2010 tax law further introduced a withholding tax of 20% or 10% in cases where the shares have been held for a period of less than three months or for a period between three and twelve months respectively.

        However, by virtue of a Circular (POL1004/3.1.11) of the Ministry of Finance, the above tax treatment of the gains from the sale of shares acquired on or after 1 January 2011 was suspended with a retrospective effect as from 1 January 2011.

        The 2011 tax law abolishes the withholding tax on the capital gain from the sale of shares. It also provides that the capital gain from the sale of listed shares acquired on or after 1 April 2012 would be fully taxable as part of the taxable base reported for the year in which such gain/loss arises, while any loss from the same reason is tax deductible.

        The 2013 tax law introduces 20% withholding tax on the capital gain from the sale of listed shares acquired on or after July 1, 2013. For legal entities, this tax operates as an advance against the future tax calculated on the capital gain at the regular corporate income tax rates while for individuals is a final tax.

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

        The 2011 tax law provides that from 1 April 2011 onwards, the transfer tax on the sale of shares as above acquired up to 31 December 2011 will be increased from 0.15% to 0.2%. The 2013 tax law maintained this 0.2% transfer tax.

Stamp duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty.

Inheritance or succession taxes

        Inheritance or succession taxes were payable in Greece on listed shares of Greek domiciled companies or foreign securities at the rates of 0.6% or 1.2% for relatives of first or second degree. With regard to third degree relatives, inheritance or succession taxes are payable on a progressive system, the rates of which range from 0% to 40%. The taxable basis for stock exchange listed shares is prescribed in Law 2961/2001, as currently in force (effective up to 22 April 2010).

        Following subsequent amendments in the Code of Taxation of Inheritance and Donations with effect from 23 April 2010 onwards, inheritance and succession taxes payable in Greece on listed shares of Greek domiciled companies or foreign securities are calculated based on tax scales which vary according to the degree of kinship (first, second or third degree relatives). With respect to first degree relatives inheritance or succession taxes are payable on a progressive scale the rates of which range from 0% to 10%, for second degree from 0% to 20% and for third degree from 0% to 40%.

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
  a tax-exempt organisation;

  •
  a life insurance company;

  •
  a person liable for alternative minimum tax;

  •
  a person that actually or constructively owns 10% or more of the voting stock of CCH;

  •
  a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

  •
  a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or

  •
  a person whose functional currency is not the US dollar.

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

  •
  a United States domestic corporation;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

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

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by CCH out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. You must include any Greek tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by CCH with respect to its ordinary shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends- received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

        Dividends will be income from sources outside the United States. Dividend will, depending on your circumstances, generally be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Greek tax withheld and paid over to Greece will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Greek law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Taxation of capital gains

        Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

        The CCH Group believes that the ordinary shares and ADSs of CCH should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a US holder, CCH will be a PFIC with respect to you if for any taxable year in which you held the ordinary shares or ADSs of CCH: (i) at least 75% of CCH's gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of CCH's assets is attributable to assets that produce or are held for the production of passive income.

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

        If CCH were to be treated as a PFIC, and you are a US holder that did not make a mark-to-market election, you would be subject to special rules with respect to: (i) any gain realised on the sale or other disposition of ordinary shares or ADSs and (ii) any excess distribution that CCH makes to you (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the holding period for the ordinary shares or ADSs).

        Under these rules: (i) the gain or excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the US holder realised the gain or excess distribution will be taxed as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        Your ordinary shares or ADSs will be treated as stock in a PFIC if CCH were a PFIC at any time during your holding period in the ordinary shares or ADSs, even if CCH is not currently a PFIC.

        If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

        In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from CCH would not constitute qualified dividend income to you if CCH were a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by CCH out of its accumulated earnings and profits (as determined for

United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

        If you own ordinary shares or ADSs during any year that CCH is a PFIC, you must file an Internal Revenue Service Form 8621.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        CCH is subject to the informational requirements of the US Securities Exchange Act of 1934, as they apply to foreign private issuers, and will file reports and other information with the SEC. As a foreign private issuer, CCH is exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and its officers, directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the Public Reference Section of the SEC at 100 F Street, N.W., Washington DC 20549, from which you may also obtain copies at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after 4 November 2002, at the website maintained by the SEC at www.sec.gov.

        CCH furnishes holders of its ordinary shares with annual reports containing consolidated financial statements audited by independent accountants. CCH files quarterly financial statements under cover of Form 6-K. CCH also furnishes other reports as it may determine or as required by law.

I.     Subsidiary Information

        See Item 4, "Information on the Company—Organisational Structure".

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        You should read Item 5, "Operating and financial review and prospects—Market risk" , as well as note 30 to the CCH Group's consolidated financial statements included elsewhere in this annual report for quantitative and qualitative disclosures about market risk.

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

• Distribution of deposited securities by the Depositary to ADS registered holders
$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders
Applicable Registration or transfer fees	• Transfer and registration of shares on the share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	• Cable, telex and facsimile transmissions
• Converting foreign currency to US dollars
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Direct and Indirect Payments made by the Depositary to CCH

        A payment of $350,000 was made by Citibank N.A., as Depositary, to CCH for the year ended 31 December 2012. With effect from 22 March 2010, Citibank N.A. is acting as Depositary for CCH's sponsored ADS facility.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None applicable.

ITEM 15    CONTROLS AND PROCEDURES

  a.    Disclosure Controls and Procedures

        CCH has evaluated, under the supervision and with the participation of its management, including its chief executive officer and its chief financial officer, its disclosure controls and procedures as of 31 December 2012 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that CCH's disclosure controls and procedures are effective as at 31 December 2012.

        In some of the environments in which the CCH Group operates, businesses like it are exposed to a heightened risk of loss due to fraud and criminal activity. The CCH Group has established a system of internal controls and procedures and regular review of its financial records designed to identify and correct control weaknesses so as to minimise such losses before they could become material to the CCH Group's results or financial position. From time to time, the CCH Group has experienced acts of fraud and criminal activity primarily in its operation in Nigeria and Romania. The CCH Group takes all such incidents seriously and conducts extensive investigations through its internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2012, the individual and aggregate impact of all such incidents was immaterial to the consolidated financial statements of CCH.

  b.    Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over CCH's financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on this evaluation, management concluded that CCH's internal control over financial reporting was effective as at 31 December 2012.

        PricewaterhouseCoopers S.A., CCH's independent registered public accounting firm, has issued an audit report on the effectiveness of CCH's internal control over financial reporting, which is included on page F-1.

  c.    Attestation Report of the Registered Public Accounting Firm

        The attestation report called for by Item 15(c) of the Form 20-F is included on page F-1.

  d.    Changes in Internal Control over Financial Reporting

        The CCH Group has continued its gradual implementation of SAP software applications, which it expects to further strengthen its internal controls over financial reporting. For additional information on the CCH Group's implementation of SAP, see Item 4, "Information on the Company—Business Overview—Information technology".

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        The board of directors of CCH believes that both Mr. Kent Atkinson and Mr. Nigel Macdonald are financial experts as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The board of directors of CCH believes that both Mr. Kent Atkinson and Mr. Nigel Macdonald meet the independence criteria provisions of Rule 10A-3 under the US Securities Exchange Act of 1934.

ITEM 16B    CODE OF ETHICS

        CCH has adopted a code of ethics covering senior management and directors to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act of 2002. Additionally, CCH has adopted a code of business conduct applicable to all officers and employees, known as the Code of Business Conduct which is available on CCH's website at www.coca-colahellenic.com.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and All Other Fees

Audit fees

        Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totalled approximately €9.1 million for the year ended 31 December 2012, including fees associated with the annual integrated audit and reviews of the CCH Group's quarterly reports, prepared in accordance with IFRS, and local statutory audits. Fees for audit services paid to PricewaterhouseCoopers S.A. and affiliates totalled approximately €6.1 million for the year ended 31 December 2011, including fees associated with the annual audit and reviews of the CCH Group's quarterly reports, prepared in accordance with IFRS, and local statutory audits.

Audit related fees

        Fees for audit related services paid to PricewaterhouseCoopers S.A. and affiliates for the year ended 31 December 2012, were €0.5 million compared to €0.4 million for the year ended 31 December 2011.

Tax fees

        No fees were paid in 2012 and 2011 to PricewaterhouseCoopers S.A. and affiliates for tax services, including tax compliance, tax advice and planning.

All other fees

        Other fees of €0.1 million were paid to PricewaterhouseCoopers S.A. or affiliates for the year ended 31 December 2012, compared to €0.1 million fees paid for the year ended 31 December 2011.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

        The audit committee of CCH pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The audit committee has adopted a policy of pre-approval of services provided by the independent auditors.

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

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

        None. The board of directors of CCH believes that all members of its audit committee satisfy the independence requirement of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

        None.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

Certain Differences Between the CCH Group's Corporate Governance Practices and the Corporate Governance Listing Standards of the New York Stock Exchange

        Greek corporate law and the CCH Group's corporate practices differ in certain respects from the listing rules of the New York Stock Exchange. US companies listed on the New York Stock Exchange are required to have a majority of independent directors on their board of directors and to have a nominating/corporate governance committee and a compensation committee, both entirely comprised of independent members.

        Based on the shareholders' agreement (described in detail above under Item 7, "Major Shareholders and Related Party Transactions") between Kar-Tess Holding and the TCCC Entities, four of the directors of CCH are designated by Kar-Tess Holding and two are designated by TCCC. The remaining directors are jointly designated by Kar-Tess Holding and the TCCC Entities. CCH has appointed five directors, designated in this way, whom the board of CCH believes are independent: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D'Amato, Mr. Nigel Macdonald and Mr. Christos Ioannou. The human resources committee, described above, which fulfils certain duties of both a nominating/corporate governance committee and a compensation committee, is comprised of Mr. George A. David, Mr. John Hunter and Sir Michael Llewellyn-Smith. The human resources committee does not have sole authority to determine the chief executive officer's compensation.

        The CCH Group continuously reviews its corporate governance standards and procedures in light of the ongoing debates and rulemaking projects in Greece, Europe and the United States, in order to ensure that its corporate governance systems remain in line with international best practices.

ITEM 16H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report thereon of PricewaterhouseCoopers, are filed as part of this Annual Report:

ITEM 19    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola Hellenic Bottling Company S.A., as last amended by resolution of the General Meeting of the shareholders on 26 June 2012 and as adjusted with respect to the share capital (article 3) by the resolution of the Board of Directors on 31 December 2012(7)
1.2	Articles of Association of Coca-Cola HBC Finance B.V., as last amended on 20 May 2002(2)
2.1	Amended and Restated Deposit Agreement between Coca-Cola Hellenic Bottling Company S.A. and Citibank, N.A., dated 30 April 2010(1)
2.2	€500.0 million Multicurrency Revolving Credit Facility Agreement, dated 18 December 2009 for Coca-Cola Hellenic Bottling Company S.A., arranged by Citigroup Global Markets Limited and ING Bank N.V. with ING Bank N.V., London Branch acting as Facility Agent(1)
2.3	Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Program among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., as guarantor(7)
2.4	Indenture, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, dated 17 September 2003(2)
2.5	Form of new notes of Coca-Cola HBC Finance B.V. and guarantees relating thereto (included in Exhibit 2.4)(2)
3.1	Shareholders' Agreement dated 3 November 1999 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)
3.2	Amendment to the Shareholders' Agreement of 3 November 1999, dated 3 March 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(3)

Exhibit Number	Description
3.3	Amendment to the Shareholders' Agreement of 3 November 1999, as initially amended on 3 March 2000, dated 7 August 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A.(2)
3.4	Relationship Agreement dated 29 August 2000 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.)(3)
3.5	Amended and Restated Shareholders' Agreement, dated 29 December 2008 by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding(4)
4.1	Form of European Bottlers' Agreement(4)
4.2	European Bottlers' Agreement for Greece entered into with effect from 1 June 1997, by and among The Coca-Cola Company, The Coca-Cola Export Corporation and Hellenic Bottling Company S.A.(5)
4.3	Form of International (Non-European) Bottlers' Agreement(4)
4.4	Form of Distribution Agreement(3)
4.5	Supply Agreement dated 8 June 2004 between Frigoglass S.A. and Coca-Cola Hellenic Bottling Company S.A.(6)
4.6	Agreement dated 23 November 2001 by and between The Coca-Cola Export Corporation, International Beverages, Jayce Enterprises Limited, Coca-Cola Molino Beverages limited and 3E (Cyprus) for the sale and purchase of shares in Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and Coca-Cola Molino Beverages Limited(3)
4.7	Letter from The Coca-Cola Company, dated 15 August 2003(2)
4.8	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for countries that entered the European Union on 1 May 2004(6)
4.9	Letter from The Coca-Cola Company, dated October 7, 2012, regarding the extension of the term of the bottlers' agreements
4.10	Letter Agreement Regarding Termination of Shareholders' Agreement and Relationship Agreement, dated as of February 21, 2013, by and among Coca-Cola HBC AG, Coca-Cola Hellenic Bottling Company S.A., Kar-Tess Holding and The Coca-Cola Company, the Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services and CCHBC Grouping, Inc.
7.1	Statement re Computation of Ratios
8.1	Subsidiaries of the Registrant (provided under "Item 4—Information on the Company—Organisational Structure" in the Annual Report)
11.1	Code of Ethics(6)
12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002
13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002(8)

(1)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2009, as filed with the SEC on 4 June 2010.

(2)
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on 13 November 2003.

(3)
Incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. filed with the SEC on 18 September 2002.

(4)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2008, as filed with the SEC on 30 June 2009.

(5)
Incorporated by reference to the Annual Report on Form 20-FR12B of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2001 and the six-month period ended 28 June 2002, as filed with the SEC on 30 September 2002.

(6)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2003, as filed with the SEC on 30 June 2004.

(7)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2011, as filed with the SEC on 30 March 2012.

(8)
Furnished but not filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

COCA-COLA HELLENIC BOTTLING COMPANY S.A. (Registrant)
By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development and Company Secretary

Date: 6 March 2013

Report of Independent Registered Public Accounting Firm

        To the Board of Directors and the Shareholders of the Coca-Cola Hellenic Bottling Company S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15 (b) of the 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note 1 to the consolidated financial statements, in 2012 the Company changed the manner in which it accounts for its interest in joint arrangements and the manner in which it accounts for its post employment benefit plans.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 6, 2013

Consolidated Balance Sheet

		As at 31 December
	Note	2012	2011[1]	2010[1]
		€ million
Assets
Intangible assets	4	1,944.6	1,935.4	1,954.6
Property, plant and equipment	5	3,041.4	2,998.1	3,072.3
Equity method investments	6	168.5	141.7	91.8
Available-for-sale financial assets	7	1.7	1.2	1.6
Derivative assets	8	35.8	69.5	73.1
Deferred tax assets	9	40.1	35.1	34.8
Other non-current assets	10	47.2	47.4	49.3

Total non-current assets		5,279.3	5,228.4	5,277.5

Inventories	11	458.0	447.7	477.4
Trade receivables	12	801.3	854.7	870.5
Other receivables and assets	13	235.5	229.9	234.9
Derivative assets	8	13.6	15.7	4.2
Current tax assets		23.3	19.7	13.8
Cash and cash equivalents	14	439.1	447.4	306.7

Total current assets		1,970.8	2,015.1	1,907.5

Total assets		7,250.1	7,243.5	7,185.0

Liabilities
Short-term borrowings	15	555.0	321.5	531.2
Cross-currency swap contracts	8	67.8	—	—
Trade payables	16	435.8	417.8	378.8
Other payables	16	1,130.5	1,114.3	1,083.9
Current tax liabilities		33.2	57.5	36.6

Total current liabilities		2,222.3	1,911.1	2,030.5

Long-term borrowings	15	1,604.7	1,939.8	1,662.8
Cross-currency swap contracts	8	75.6	130.8	136.1
Deferred tax liabilities	9	177.4	172.1	165.2
Non-current provisions	17	149.0	155.4	145.8
Other non-current liabilities		14.6	14.1	13.5

Total non-current liabilities		2,021.3	2,412.2	2,123.4

Total liabilities		4,243.6	4,323.3	4,153.9

Equity
Share capital	18	370.2	549.8	183.1
Share premium	18	569.3	569.2	1,119.2
Treasury shares	19	(54.3)	(55.5)	(57.2)
Exchange equalisation reserve	19	(168.1)	(199.7)	(131.0)
Other reserves	19	376.6	380.0	366.4
Retained earnings		1,895.0	1,660.6	1,465.0

Equity attributable to owners of the parent		2,988.7	2,904.4	2,945.5
Non-controlling interests	28	17.8	15.8	85.6

Total equity		3,006.5	2,920.2	3,031.1

Total equity and liabilities		7,250.1	7,243.5	7,185.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Income Statement

		Year ended 31 December
	Note	2012	2011[1]	2010[1]
		€ million
Net sales revenue	3	7,044.7	6,824.3	6,761.6
Cost of goods sold		(4,522.2)	(4,254.7)	(4,042.7)

Gross profit		2,522.5	2,569.6	2,718.9

Operating expenses	20	(2,078.1)	(2,048.2)	(2,048.4)
Restructuring costs	20	(106.7)	(71.1)	(36.5)

Operating profit	3	337.7	450.3	634.0
Finance income		10.4	8.7	6.9
Finance costs		(98.0)	(96.1)	(82.8)
Loss on net monetary position	21	(3.1)	(7.8)	—

Total finance costs, net	21	(90.7)	(95.2)	(75.9)
Share of results of equity method investments	6	11.6	9.4	10.4

Profit before tax		258.6	364.5	568.5
Tax	3,22	(65.2)	(98.8)	(137.8)

Profit after tax		193.4	265.7	430.7

Attributable to:
Owners of the parent		190.4	264.4	421.0
Non-controlling interests		3.0	1.3	9.7

		193.4	265.7	430.7

Basic and diluted earnings per share (€)	23	0.52	0.73	1.16

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in Note 1.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2012 € million		2011[1] € million		2010[1] € million
Profit after tax		193.4		265.7		430.7
Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains/(losses) during the year	0.2		(0.4)		0.5
Valuation (gains)/losses reclassified to profit and loss for the year	—	0.2	—	(0.4)	(2.8)	(2.3)

Cash flow hedges:
Amounts of (losses)/gains during the year	(22.9)		5.3		(11.3)
Amounts of losses reclassified to profit and loss for the year	9.5	(13.4)	3.1	8.4	2.0	(9.3)

Foreign currency translation		32.4		(54.4)		182.0
Share of other comprehensive income of equity method investments		(0.8)		(0.6)		0.9
Income tax relating to items that may be subsequently reclassified to income statement (refer to Note 24)		2.9		(2.6)		0.3

		21.3		(49.6)		171.6
Items that will not be subsequently reclassified to income statement:
Actuarial (losses)/gains		(15.2)		(27.7)		6.1
Income tax relating to items that will not be subsequently reclassified to income statement (refer to Note 24)		2.6		5.7		(1.3)

		(12.6)		(22.0)		4.8
Other comprehensive income for the year, net of tax (refer to Note 24)		8.7		(71.6)		176.4

Total comprehensive income for the year		202.1		194.1		607.1

Total comprehensive income attributable to:
Owners of the parent		199.1		187.8		593.3
Non-controlling interests		3.0		6.3		13.8

		202.1		194.1		607.1

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Changes in accounting policy (Note 1)	—	—	—	(1.8)	(9.0)	7.1	(3.7)	(20.8)	(24.5)

Balance as at 1 January 2010 (adjusted)	182.8	1,113.8	(14.9)	(310.9)	359.8	1,119.4	2,450.0	80.4	2,530.4
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2		0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary in Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(4.9)	(73.0)

	183.1	1,119.2	(57.2)	(309.8)	377.7	1,039.2	2,352.2	71.8	2,424.0
Profit for the year net of tax	—	—	—	—	—	421.0	421.0	9.7	430.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	4.8	172.3	4.1	176.4

Total comprehensive income for the year, net of tax(1)	—	—	—	178.8	(11.3)	425.8	593.3	13.8	607.1

Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1

(1)
The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.9m plus the share of equity method investments of €0.9m gain.

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

The amount of €425.8m profit comprises of profit for the year of €421.0m plus actuarial gains of €6.1m less deferred income tax debit of €1.3m.

The amount of €13.8m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €9.7m income.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2010 (adjusted)	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(37.7)	(46.4)	(71.5)	(117.9)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.8)	(5.8)

	549.8	569.2	(55.5)	(139.7)	374.6	1,418.2	2,716.6	9.5	2,726.1
Profit for the year net of tax	—	—	—	—	—	264.4	264.4	1.3	265.7
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(22.0)	(76.6)	5.0	(71.6)

Total comprehensive income for the year, net of tax(2)	—	—	—	(60.0)	5.4	242.4	187.8	6.3	194.1

Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2

(2)
The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.4m plus the share of equity method investments of €0.6m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m representing revaluation losses for the year, cash flow hedges gain of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax loss of €2.6m.

The amount of €242.4m profit comprises of profit for the year of €264.4m less actuarial losses of €27.7m plus deferred income tax credit of €5.7m.

The amount of €6.3m gain included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €1.3m income.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2011 (adjusted)	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	4.2	4.2	—	4.2
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)

	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the year net of tax	—	—	—	—	—	190.4	190.4	3.0	193.4
Other comprehensive income for the year, net of tax	—	—	—	31.6	(10.3)	(12.6)	8.7	—	8.7

Total comprehensive income for the year, net of tax(3)	—	—	—	31.6	(10.3)	177.8	199.1	3.0	202.1

Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(3)
The amount included in the exchange equalisation reserve of €31.6m gain for 2012 represents the exchange gains attributable to the owners of the parent of €32.4m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €10.3m loss for 2012 consists of gains on valuation of available-for-sale financial assets of €0.2m, representing revaluation gains for the year, cash flow hedges loss of €13.4m (of which €22.9m represents revaluation losses for the year and €9.5m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax gain thereof amounting to €2.9m.

The amount of €177.8m profit comprises of profit for the year of €190.4m less actuarial losses of €15.2m plus deferred income tax credit of €2.6m.

The amount of €3.0m gain included in non-controlling interests for 2012 represents the share of non-controlling interests in the retained earnings.

        For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves; Note 25; Shares held for equity compensation plan; Note 26; Stock option compensation plans; and Note 29; Dividends.

The accompanying notes on pages F-10 to F-98 form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2012	2011[1]	2010[1]
		€ million
Operating activities
Profit after tax		193.4	265.7	430.7
Total finance costs, net	21	90.7	95.2	75.9
Share of results of equity method investments	6	(11.6)	(9.4)	(10.4)
Tax charged to the income statement	3,22	65.2	98.8	137.8
Depreciation of property, plant and equipment	3,5	375.3	368.3	381.2
Impairment of property, plant and equipment	3,5	33.0	21.0	—
Employee share options	26	6.3	8.1	6.7
Amortisation of intangible assets	3,4	3.0	3.2	7.1
Other items		2.3	1.3	—

		757.6	852.2	1,029.0
Losses on disposals of non-current assets		6.9	3.2	13.0
(Increase)/decrease in inventories		(10.4)	15.3	(43.4)
Decrease/(increase) in trade and other receivables		67.2	(0.8)	(29.3)
Increase in trade and other payables		27.3	46.8	140.5
Tax paid		(95.0)	(88.4)	(139.4)

Net cash from operating activities		753.6	828.3	970.4

Investing activities
Payments for purchases of property, plant and equipment		(395.5)	(363.9)	(366.5)
Payments for purchases of intangible assets		—	—	(15.8)
Proceeds from sales of property, plant and equipment		5.0	10.9	8.1
Net (payments for)/receipts from investments		(21.1)	(38.1)	10.9
Interest received		7.9	8.7	6.6
Net receipts from disposal of subsidiary	28	—	13.1	—
Net payments for acquisition of joint arrangement	28	—	(2.5)	—

Net cash used in investing activities		(403.7)	(371.8)	(356.7)

Financing activities
Return of capital to shareholders	18,19	(123.4)	(181.5)	—
Payments of expenses related to the share capital increase	18	—	(6.0)	—
Share buy-back payments	19	—	—	(42.3)
Purchase of shares held by non-controlling interests	28	(13.9)	(74.2)	(3.7)
Proceeds from shares issued to employees exercising stock options	18	0.1	4.7	5.7
Dividends paid to owners of the parent	29	—	—	(102.0)
Dividends paid to non-controlling interests		(1.0)	(5.8)	(4.9)
Proceeds from external borrowings		1,088.2	1,493.7	926.4
Repayments of external borrowings		(1,186.2)	(1,383.7)	(1,178.1)
Principal repayments of finance lease obligations		(21.8)	(48.1)	(75.1)
Proceeds from sale of interest rate swap contracts		—	—	33.0
Interest paid		(100.5)	(108.9)	(71.8)

Net cash used in financing activities		(358.5)	(309.8)	(512.8)

Net (decrease)/increase in cash and cash equivalents		(8.6)	146.7	100.9

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		447.4	306.7	206.3
Net (decrease)/increase in cash and cash equivalents		(8.6)	146.7	100.9
Effect of changes in exchange rates		0.9	1.6	(0.5)
Hyperinflation impact on cash		(0.6)	(7.6)	—

Cash and cash equivalents at 31 December	14	439.1	447.4	306.7

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The accompanying notes on pages F-10 to F-98 form an integral part of these
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

        On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic. The transaction is progressing in line with Coca-Cola HBC AG's most recent announcements and we expect commencement of the acceptance period after publication of Coca-Cola Hellenic's audited full year 2012 financial statements and completion of the voluntary share exchange offer early in the second quarter of 2013.

        These consolidated financial statements were approved for issue by the Board of Directors on 1 March 2013 and are expected to be verified at the Annual General Meeting to be held on 12 June 2013.

Basis of preparation

        The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and IFRS as adopted by the European Union ("EU").

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

Basis of consolidation

        Subsidiary undertakings are those companies over which the Group, directly or indirectly, has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

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

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10% the Group's tax expense would increase (or decrease) by less than €2.9m.

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

Employee Benefits—Defined Benefit Pension Plans

        The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in Note 17.

Joint Arrangements

        The Group participates in several joint arrangements. Judgment is required in order to determine their classification as a joint venture where the Group has rights to the net assets of the arrangement or a joint operation where the Group has rights to the assets and obligations for the liabilities of the arrangement. In making this judgment, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework in which the arrangement operates). The Group's joint arrangements are further discussed in Note 6.

Revenue recognition

        Revenues are recognised when all of the following conditions are met: when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group and when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the goods.

        Revenue is measured at the fair value of the consideration received or receivable and is stated net of sales discounts, value added taxes and sales taxes as applicable, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2012 was €25.3m (31 December 2011 and 2010: €23.2m and €31.6m respectively). Of this balance, €16.7m (31 December 2011 and 2010: €13.5m and €19.5m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the year ended 31 December 2012 amounted to €419.2m (years ended 31 December 2011 and 2010: €311.3m and €240.0m respectively). Marketing and promotional incentives provided to customers during the year ended 31 December 2012 amounted to €185.5m (years ended 31 December 2011 and 2010: €131.4m and €160.3m respectively).

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In the year ended 31 December 2012, such contributions totaled €51.2m (years ended 31 December 2011 and 2010 €49.0m and €48.8m respectively).

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

Property, plant and equipment

        All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred. Assets under construction are recorded as part of property, plant and equipment and depreciation on these assets commences when the assets are available for use.

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

        The equity method of accounting involves recognising the Group's share of the associates' post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

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

Investment in joint arrangements

        Joint arrangements are arrangements in which the Group has contractually agreed sharing of control, which exists only when decisions about the relevant activities require unanimous consent. Joint arrangements are classified as joint operations or joint ventures depending upon the rights and obligations arising from the joint arrangement and are accounted for as follows:

        The Group classifies a joint arrangement as a joint operation when the Group has the rights to the assets, and obligations for the liabilities, of the arrangement and accounts for each of its assets, liabilities, revenues and expenses, including its share of those held or incurred jointly, in relation to the joint operation.

        The Group classifies a joint arrangement as a joint venture when the Group has rights to the net assets of the arrangement. The Group accounts for its interests in joint ventures using the equity method of accounting as described in "Investment for associates" above.

        If facts and circumstances change, the Group reassesses whether it still has joint control and whether the type of joint arrangement in which it is involved has changed.

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

        Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The investments are recognised initially at fair value plus transactions costs, except in the case of FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

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

Trade payables

        Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

        The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the presentation currency for the consolidated financial statements.

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

Borrowings

        All loans and borrowings are initially recognised at the fair value net of transaction costs incurred.

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

        The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets.

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately in the income statement. A number of the Group's operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

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

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: a) when the Group can no longer withdraw the offer of those benefits and b) when the Group recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measures based on the number of employees expected to accept the offer.

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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

Comparative Figures

        Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in the accounting policies discussed below.

Changes in accounting policies and disclosures:

        The Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. At the same time, the Group has early adopted IFRS 11 Joint Arrangements. The Group assessed that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

        The adoption of IFRS 11 resulted in the Group changing its accounting policy for its interest in joint arrangements. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests' in joint operations are accounted for by recognizing the Group's share of assets, liabilities, revenues and expenses. The Group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures. The adjustments on application of IFRS 11 relate primarily to a change in accounting for Brewinvest S.A. and BrewTech B.V., from proportionate consolidation to equity accounting, and recognizing our share of assets, liabilities, revenues and expenses in the Romerquelle joint arrangement. None of the Group's other joint arrangements were materially affected by the application of IFRS 11.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        In addition, the Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the Group changing its accounting policy for defined benefit plans. Under the revised IAS 19, past service costs are recognized immediately in the income statement and the expected return on assets and interest costs have been replaced with a net interest amount.

        The Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income—Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

        The Group has applied the above mentioned changes in accounting policies at the beginning of the earliest period presented in accordance with transitional provisions of the amended standards. The impact from the adoption of IFRS 11 and IAS 19 revised is presented in the tables below:

	Impact of change in accounting policies on consolidated Balance Sheet
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Assets
Intangible assets	1,956.9	(12.3)	1,944.6	1,947.7	(12.3)	1,935.4	1,966.9	(12.3)	1,954.6
Property, plant and equipment	3,093.8	(52.4)	3,041.4	3,051.5	(53.4)	2,998.1	3,122.9	(50.6)	3,072.3
Equity method investments	43.7	124.8	168.5	42.9	98.8	141.7	41.1	50.7	91.8
Available-for-sale financial assets	1.9	(0.2)	1.7	1.4	(0.2)	1.2	1.8	(0.2)	1.6
Derivative assets	35.8		35.8	69.5	—	69.5	73.1	—	73.1
Deferred tax assets	40.6	(0.5)	40.1	35.2	(0.1)	35.1	35.0	(0.2)	34.8
Other non-current assets	39.8	7.4	47.2	36.9	10.5	47.4	40.4	8.9	49.3

Total non-current assets	5,212.5	66.8	5,279.3	5,185.1	43.3	5,228.4	5,281.2	(3.7)	5,277.5

Inventories	460.6	(2.6)	458.0	451.5	(3.8)	447.7	481.7	(4.3)	477.4
Trade receivables	802.1	(0.8)	801.3	855.2	(0.5)	854.7	870.2	0.3	870.5
Other receivables and assets	234.7	0.8	235.5	231.5	(1.6)	229.9	233.5	1.4	234.9
Derivative assets	13.6	—	13.6	15.7	—	15.7	4.2	—	4.2
Current tax assets	23.3	—	23.3	20.0	(0.3)	19.7	13.8	—	13.8
Cash and cash equivalents	446.4	(7.3)	439.1	476.1	(28.7)	447.4	326.1	(19.4)	306.7

Total current assets	1,980.7	(9.9)	1,970.8	2,050.0	(34.9)	2,015.1	1,929.5	(22.0)	1,907.5

Total assets	7,193.2	56.9	7,250.1	7,235.1	8.4	7,243.5	7,210.7	(25.7)	7,185.0

Liabilities
Short-term borrowings	560.3	(5.3)	555.0	321.5	—	321.5	535.1	(3.9)	531.2
Cross currency swaps	67.8	—	67.8	—	—	—	—	—	—
Trade payables	441.9	(6.1)	435.8	423.5	(5.7)	417.8	384.7	(5.9)	378.8
Other payables	1,135.0	(4.5)	1,130.5	1,118.0	(3.7)	1,114.3	1,079.4	4.5	1,083.9
Current tax liabilities	33.3	(0.1)	33.2	58.4	(0.9)	57.5	37.2	(0.6)	36.6

Total current liabilities	2,238.3	(16.0)	2,222.3	1,921.4	(10.3)	1,911.1	2,036.4	(5.9)	2,030.5

Long-term borrowings	1,542.2	62.5	1,604.7	1,934.5	5.3	1,939.8	1,656.4	6.4	1,662.8
Cross-currency swap contracts	75.6	—	75.6	130.8	—	130.8	136.1	—	136.1
Deferred tax liabilities	176.7	0.7	177.4	171.5	0.6	172.1	162.9	2.3	165.2
Non-current provisions	146.9	2.1	149.0	149.5	5.9	155.4	144.2	1.6	145.8
Other non-current liabilities	14.6	—	14.6	14.2	(0.1)	14.1	13.9	(0.4)	13.5

Total non-current liabilities	1,956.0	65.3	2,021.3	2,400.5	11.7	2,412.2	2,113.5	9.9	2,123.4

Total liabilities	4,194.3	49.3	4,243.6	4,321.9	1.4	4,323.3	4,149.9	4.0	4,153.9

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

	Impact of change in accounting policies on consolidated Balance Sheet
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Equity
Share capital	370.2	—	370.2	549.8	—	549.8	183.1	—	183.1
Share premium	569.3	—	569.3	569.2	—	569.2	1,119.2	—	1,119.2
Treasury shares	(54.3)	—	(54.3)	(55.5)	—	(55.5)	(57.2)	—	(57.2)
Exchange equalisation reserve	(166.2)	(1.9)	(168.1)	(197.9)	(1.8)	(199.7)	(129.2)	(1.8)	(131.0)
Other reserves	381.1	(4.5)	376.6	389.0	(9.0)	380.0	375.4	(9.0)	366.4
Retained earnings	1,880.3	14.7	1,895.0	1,640.7	19.9	1,660.6	1,460.8	4.2	1,465.0

Equity attributable to owners of the parent	2,980.4	8.3	2,988.7	2,895.3	9.1	2,904.4	2,952.1	(6.6)	2,945.5
Non-controlling interests	18.5	(0.7)	17.8	17.9	(2.1)	15.8	108.7	(23.1)	85.6

Total equity	2,998.9	7.6	3,006.5	2,913.2	7.0	2,920.2	3,060.8	(29.7)	3,031.1

Total equity and liabilities	7,193.2	56.9	7,250.1	7,235.1	8.4	7,243.5	7,210.7	(25.7)	7,185.0

        The impact to equity as at 1 January 2010 from the adoption of IFRS 11 and IAS 19 Revised was a reduction of €24.0 million and € 0.5 million respectively. The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "non-current provisions" of €0.5m; the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was an increase in "non-current provisions" of €0.4m; the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was a reduction of "Deferred tax assets" of €0.4m, and a reduction in "non-current provisions" of €1.7m; the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated Income Statement
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Net sales revenue	7,078.3	(33.6)	7,044.7	6,854.3	(30.0)	6,824.3	6,793.6	(32.0)	6,761.6
Cost of goods sold	(4,531.6)	9.4	(4,522.2)	(4,258.8)	4.1	(4,254.7)	(4,048.6)	5.9	(4,042.7)

Gross profit	2,546.7	(24.2)	2,522.5	2,595.5	(25.9)	2,569.6	2,745.0	(26.1)	2,718.9

Operating expenses	(2,090.2)	12.1	(2,078.1)	(2,055.6)	7.4	(2,048.2)	(2,058.4)	10.0	(2,048.4)
Restructuring costs	(106.4)	(0.3)	(106.7)	(71.5)	0.4	(71.1)	(36.7)	0.2	(36.5)

Operating profit	350.1	(12.4)	337.7	468.4	(18.1)	450.3	649.9	(15.9)	634.0
Finance income	10.7	(0.3)	10.4	9.8	(1.1)	8.7	7.4	(0.5)	6.9
Finance costs	(98.3)	0.3	(98.0)	(96.1)		(96.1)	(83.1)	0.3	(82.8)
Loss on net monetary position	(3.1)	—	(3.1)	(7.8)	—	(7.8)	—	—	—

Total finance costs, net	(90.7)	—	(90.7)	(94.1)	(1.1)	(95.2)	(75.7)	(0.2)	(75.9)
Share of results of equity method investments	2.4	9.2	11.6	1.2	8.2	9.4	2.5	7.9	10.4

Profit before tax	261.8	(3.2)	258.6	375.5	(11.0)	364.5	576.7	(8.2)	568.5

Tax	(66.7)	1.5	(65.2)	(102.7)	3.9	(98.8)	(138.0)	0.2	(137.8)

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

	Impact of changes in accounting policies on consolidated Income Statement
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Profit after tax	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7

Attributable to:
Owners of the parent	192.0	(1.6)	190.4	268.9	(4.5)	264.4	426.6	(5.6)	421.0
Non-controlling interests	3.1	(0.1)	3.0	3.9	(2.6)	1.3	12.1	(2.4)	9.7

	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7

Basic and diluted earnings per share (€)	0.53	(0.01)	0.52	0.74	(0.01)	0.73	1.17	(0.01)	1.16

        The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "Cost of Goods sold" of €0.7m, an increase in "operating expenses" of €2.7m and a reduction in "Tax" of €0.7m; the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was an increase in "Cost of Goods sold" of €0.8m, an increase in "operating expenses" of €3.1m and a reduction in "Tax" of €0.7m; the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was an increase in "Cost of Goods sold" of €0.1m, an increase in "operating expenses of €0.5m and a reduction in "Tax" of €0.2m; the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated Statement of Comprehensive income
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Profit after tax	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7
Other comprehensive income:
Items that may be subsequently reclassified to income statement
Available-for-sale financial assets	0.2	—	0.2	(0.4)	—	(0.4)	(2.3)	—	(2.3)
Cash flow hedges	(13.4)	—	(13.4)	8.4	—	8.4	(9.3)	—	(9.3)
Foreign currency translation	31.5	0.9	32.4	(54.2)	(0.2)	(54.4)	181.5	0.5	182.0
Share of other comprehensive income of equity method investments	0.1	(0.9)	(0.8)	(0.8)	0.2	(0.6)	1.4	(0.5)	0.9
Income tax relating to items that may be subsequently reclassified to income statement	2.9	—	2.9	(2.6)	—	(2.6)	0.3	—	0.3

	21.3	—	21.3	(49.6)	—	(49.6)	171.6	—	171.6

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

	Impact of changes in accounting policies on consolidated Statement of Comprehensive income
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Items that will not be subsequently reclassified to income statement
Actuarial (losses)/gains	(17.9)	2.7	(15.2)	(31.8)	4.1	(27.7)	2.7	3.4	6.1
Income tax relating to items that will not be subsequently reclassified to income statement	3.2	(0.6)	2.6	6.5	(0.8)	5.7	(0.6)	(0.7)	(1.3)
Other comprehensive income for the year, net of tax	6.6	2.1	8.7	(74.9)	3.3	(71.6)	173.7	2.7	176.4
Total comprehensive income for the year	201.7	0.4	202.1	197.9	(3.8)	194.1	612.4	(5.3)	607.1
Total comprehensive income attributable to: Owners of the parent	198.6	0.5	199.1	189.0	(1.2)	187.8	596.2	(2.9)	593.3
Non-controlling interests	3.1	(0.1)	3.0	8.9	(2.6)	6.3	16.2	(2.4)	13.8

	201.7	0.4	202.1	197.9	(3.8)	194.1	612.4	(5.3)	607.1

        The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "Actuarial gains" of €3.4m, an increase in "income tax relating to components of other comprehensive income" of €0.7m, the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was a reduction in "Actuarial losses" of €4.1m, a reduction in "income tax relating to components of other comprehensive income" of €0.8m, the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was a reduction in "Actuarial losses" of €2.7m, a reduction in "income tax relating to components of other comprehensive income" of €0.6m, the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated cash flow statement
	2012 € million			2011 € million			2010 € million
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
Net cash from operating activities	774.2	(20.6)	753.6	845.7	(17.4)	828.3	987.9	(17.5)	970.4
Net cash used in investing activities	(390.6)	(13.1)	(403.7)	(336.4)	(35.4)	(371.8)	(365.5)	8.8	(356.7)
Net cash (used in)/from financing activities	(413.3)	54.8	(358.5)	(353.3)	43.5	(309.8)	(527.7)	14.9	(512.8)

Net (decrease)/increase in cash and cash equivalents	(29.7)	21.1	(8.6)	156.0	(9.3)	146.7	94.7	6.2	100.9

        The adjustments in the table above comprise the impact from the adoption of IFRS 11. There was no impact on the cash flow statement from the adoption of IAS 19 revised.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Accounting pronouncements adopted in 2012

        In the current period, in addition to the new and revised standards the Group early adopted as described above under "changes in accounting policies and disclosures", the Group has adopted all of the new and revised standards and interpretations which were issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2012. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standard and interpretation is as follows:

        Amendment to IFRS 7, Financial Instruments: Disclosures—The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions.

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

        In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013. The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure. The amendment will not have a significant impact on the Group's consolidated financial statements.

        In December 2011 the IASB issued an amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.

        In May 2012 the IASB issued its annual improvements to IFRS (2009-2011 cycle). The effective date of the amendments is 1 January 2013. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments, which have not yet been adopted by the EU, are outlined below:

  Amendment to IAS 1 Presentation of Financial Statements—Clarification of the requirements for comparative information: The amendment clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional comparative period does not need to contain a complete set of financial statements. In addition, the opening statement of financial position (known as the third balance sheet) must be presented in the following circumstances: when an entity changes its accounting policies; makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement would be at the beginning of the preceding period. For example, the beginning of the preceding period for a 31 December 2014 year-end would be 1 January 2013. However, unlike the voluntary comparative information, the related notes are not required to accompany the third balance sheet.

  IAS 16 Property, Plant and Equipment—Classification of servicing equipment: The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

  IAS 32 Financial Instruments: Presentation—Tax effect of distributions to holders of equity instruments: The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

  IAS 34 Interim Financial Reporting—Interim financial reporting and segment information for total assets and liabilities. The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual financial statements for that reportable segment.

        In June 2012 the IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosures of Interests in Other Entities that are applicable from 1 January 2013. The amendments change the transition guidance to provide relief from full retrospective application such that the requirement to provide adjusted comparative application is limited to the immediate preceding period only. The amendments will not have an impact on the Group's consolidated financial statements as these standards have been early adopted with full retrospective application. The amendments have not been adopted by the EU.

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

	Average 2012	Average 2011	Average 2010	Closing 2012	Closing 2011	Closing 2010
US dollar	1.29	1.40	1.32	1.33	1.31	1.31
UK sterling	0.81	0.87	0.85	0.82	0.83	0.85
Polish zloty	4.18	4.12	4.01	4.09	4.40	3.99
Nigerian naira	200.65	212.90	196.41	206.72	204.79	196.01
Hungarian forint	288.38	279.76	276.38	291.50	306.54	279.30
Swiss franc	1.21	1.23	1.38	1.21	1.22	1.25
Russian rouble	39.84	41.04	40.11	40.42	41.27	39.95
Romanian leu	4.46	4.23	4.22	4.43	4.30	4.29
Ukrainian hryvnia	10.28	11.11	10.49	10.57	10.44	10.50
Czech crown	25.15	24.65	25.31	25.08	25.75	25.27
Serbian dinar	113.08	101.99	103.40	113.46	102.65	105.88

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

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

        There are no material amounts of sales or transfers between the Group's segments. In addition there are no customers who represent more than 5% of the total balance of revenue for the Group.

Year ended 31 December	Note	2012 € million	2011 € million	2010 € million
Volume in unit cases(1)
Established		679.4	713.5	731.8
Developing		393.5	399.7	391.7
Emerging		1,011.8	974.2	981.5

Total volume in unit cases		2,084.7	2,087.4	2,105.0

Net sales revenue
Established		2,701.8	2,834.8	2,861.6
Developing		1,148.1	1,161.5	1,140.0
Emerging		3,194.8	2,828.0	2,760.0

Total net sales revenue		7,044.7	6,824.3	6,761.6

Adjusted EBITDA(2)
Established		231.9	343.2	405.0
Developing		76.5	141.1	163.9
Emerging		449.2	367.9	460.1

Total adjusted EBITDA		757.6	852.2	1,029.0

Depreciation and impairment of property, plant and equipment
Established		(136.3)	(137.7)	(134.3)
Developing		(83.4)	(80.4)	(73.0)
Emerging		(188.6)	(171.2)	(173.9)

Total depreciation and impairment of property, plant and equipment	5	(408.3)	(389.3)	(381.2)

Amortisation of intangible assets
Established		(0.6)	(0.8)	(4.5)
Developing		(0.3)	(0.4)	(0.5)
Emerging		(2.1)	(2.0)	(2.1)

Total amortisation of intangible assets		(3.0)	(3.2)	(7.1)

Other non-cash items(3)
Established		(2.5)	(3.3)	(2.4)
Developing		(1.5)	(1.9)	(1.2)
Emerging		(4.6)	(4.2)	(3.1)

Total other non-cash items		(8.6)	(9.4)	(6.7)

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

(3)
Other non-cash items comprise adjustments to intangible assets of which were nil in 2012 (2011 and 2010: nil) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2012 (2011 and 2010: nil) (refer to Note 20), stock option expenses of €6.3m (2011: €8.1m, 2010: €6.7m) (refer to Note 26) and other items of €2.3m (2011: €1.3m, 2010: nil).

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

Year ended 31 December	Note	2012 € million	2011 € million	2010 € million
Operating profit
Established		92.5	201.4	263.8
Developing		(8.7)	58.4	89.2
Emerging		253.9	190.5	281.0

Total operating profit		337.7	450.3	634.0

Interest expense and finance charges
Established		(76.3)	(94.3)	(106.2)
Developing		(2.5)	(2.2)	(2.0)
Emerging		(32.1)	(34.8)	(21.4)
Corporate		(131.3)	(146.7)	(153.1)
Inter segment interest expense		141.4	173.5	200.3

Total interest expense and finance charges	21	(100.8)	(104.5)	(82.4)

Finance income
Established		16.9	38.9	49.5
Developing		1.2	1.4	2.4
Emerging		25.5	22.9	15.6
Corporate		108.2	119.0	139.7
Inter segment finance income		(141.4)	(173.5)	(200.3)

Total finance income	21	10.4	8.7	6.9

Income tax expense
Established		(29.5)	(49.1)	(73.6)
Developing		(3.3)	(12.6)	(22.4)
Emerging		(26.9)	(29.0)	(39.8)
Corporate		(5.5)	(8.1)	(2.0)

Total income tax expense	22	(65.2)	(98.8)	(137.8)

Reconciling items
Net foreign exchange translation losses	21	(0.3)	0.6	(0.4)
Share of results of equity method investments	6	11.6	9.4	10.4

Profit after tax		193.4	265.7	430.7

Expenditure on non-current assets(1)
Established		123.5	117.1	117.9
Developing		46.4	46.5	61.0
Emerging		225.6	200.3	203.4

Total expenditure on non-current assets		395.5	363.9	382.3

(1)
Total additions of property, plant and equipment for the year ended 31 December 2012 were €468.4.m (2011: €396.2m, 2010: €436.4m).

        Corporate line refers to holding, finance and other non-operating subsidiaries of the Group.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental Analysis (Continued)

        The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group's country of domicile), Russia, Italy and Switzerland (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

Year ended 31 December	2012 € million	2011 € million	2010 € million
Net sales revenue from external customers
Greece	450.8	526.9	604.9
Russia	1,461.4	1,201.4	1,138.6
Italy	1,099.0	1,133.1	1,135.2
Switzerland	426.1	434.8	379.8
All countries, other than Greece, Russia, Italy and Switzerland	3,607.4	3,528.1	3,503.1

Total net sales revenue from external customers	7,044.7	6,824.3	6,761.6

	2012 € million	2011 € million	2010 € million
Non-current assets(1)
Greece	159.8	175.2	194.2
Russia	840.0	817.6	850.5
Italy	1,059.8	1,072.3	1,091.6
Switzerland	516.6	520.6	501.2
All countries, other than Greece, Russia, Italy and Switzerland	2,455.4	2,393.6	2,437.0

Total non-current assets	5,031.6	4,979.3	5,074.5

(1)
Excluding financial instruments, equity method investments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2012	1,880.7	156.8	78.8	24.1	2,140.4
Foreign currency translation	11.1	(0.2)	1.3	—	12.2

As at 31 December 2012	1,891.8	156.6	80.1	24.1	2,152.6

Amortisation
As at 1 January 2012	182.4	—	7.8	14.8	205.0
Charge for the year	—	—	1.1	1.9	3.0

As at 31 December 2012	182.4	—	8.9	16.7	208.0

Net book value as at 1 January 2012	1,698.3	156.8	71.0	9.3	1,935.4

Net book value as at 31 December 2012	1,709.4	156.6	71.2	7.4	1,944.6

Cost
As at 1 January 2011	1,895.4	157.7	80.5	27.2	2,160.8
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Intangibles assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)

As at 31 December 2011	1,880.7	156.8	78.8	24.1	2,140.4

Amortisation
As at 1 January 2011	185.3	—	7.2	13.7	206.2
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)

As at 31 December 2011	182.4	—	7.8	14.8	205.0

Net book value as at 1 January 2011	1,710.1	157.7	73.3	13.5	1,954.6

Net book value as at 31 December 2011	1,698.3	156.8	71.0	9.3	1,935.4

Cost
As at 1 January 2010	1,829.7	136.7	75.2	22.6	2,064.2
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2

As at 31 December 2010	1,895.4	157.7	80.5	27.2	2,160.8

Amortisation
As at 1 January 2010	185.3	—	6.6	10.5	202.4
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)

As at 31 December 2010	185.3	—	7.2	13.7	206.2

Net book value as at 1 January 2010	1,644.4	136.7	68.6	12.1	1,861.8

Net book value as at 31 December 2010	1,710.1	157.7	73.3	13.5	1,954.6

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        Goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles.

        The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2012 € million	2011 € million	2010 € million
Intangible assets not subject to amortisation
Goodwill	1,709.4	1,698.3	1,710.1
Franchise agreements	156.6	156.8	157.7
Trademarks	71.0	69.9	72.3

	1,937.0	1,925.0	1,940.1
Intangible assets subject to amortisation
Trademarks	0.2	1.1	1.0
Water rights	6.7	6.9	7.4
Other intangible assets	0.7	2.4	6.1

	7.6	10.4	14.5

Total intangible assets	1,944.6	1,935.4	1,954.6

        The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2012.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	625.2	126.9	752.1
Switzerland	381.0	—	381.0
Total Ireland	288.9	—	288.9

Total	1,295.1	126.9	1,422.0

        The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2012, 2011 and 2010.

        The recoverable amount of each operation was determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the board of directors covering a three-year period and cash projections for two additional years. Cash flow projections for years four to five were projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

        Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceeded, in some

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2012, cash flows beyond the five-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2012	2011	2012	2011
Italy	2.5	3.0	8.5	9.9
Switzerland	1.0	1.5	6.4	6.2
Total Ireland	2.0	2.0	8.2	9.0

        In Italy, the recoverable amount calculated based on value in use exceeded carrying value by €226.1 m. Any one of a reduction in the average gross profit margin of 1.7%, a fall in the revenue growth rate in perpetuity of 1.6%, or a rise in the weighted average discount rate of 1.3% would remove the remaining headroom. In Ireland, the headroom was €74.7 m. Any one of a reduction in the average gross profit margin of 1.7%, a fall in the revenue growth rate in perpetuity of 1.4% or a rise in the weighted average discount rate of 1.0% would remove the remaining headroom.

5. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2012	1,459.6	3,691.5	359.0	156.6	5,666.7
Additions	7.5	160.6	45.2	255.1	468.4
Disposals	(6.7)	(151.8)	(18.9)	—	(177.4)
Classified to assets held for sale (refer to Note 13)	(9.4)	—	—	—	(9.4)
Reclassifications	51.7	225.0	0.2	(276.9)	—
Foreign currency translation	12.8	24.8	(1.2)	0.2	36.6
Effect of hyperinflation	0.5	3.8	—	(0.2)	4.1

As at 31 December 2012	1,516.0	3,953.9	384.3	134.8	5,989.0

Depreciation and impairment
As at 1 January 2012	305.3	2,211.7	151.6	—	2,668.6
Charge for the year	38.6	308.8	27.9	—	375.3
Impairment	17.6	13.4	2.0	—	33.0
Disposals	(4.4)	(127.0)	(17.1)	—	(148.5)
Foreign currency translation	2.7	13.7	(0.3)	—	16.1
Effect of hyperinflation	0.1	3.0	—	—	3.1

As at 31 December 2012	359.9	2,423.6	164.1	—	2,947.6

Net book value as at 1 January 2012	1,154.3	1,479.8	207.4	156.6	2,998.1

Net book value as at 31 December 2012	1,156.1	1,530.3	220.2	134.8	3,041.4

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment (Continued)

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2011	1,437.0	3,584.3	337.8	162.4	5,521.5
Additions	7.5	162.9	45.3	180.4	396.1
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.0)	(112.3)	(18.5)	—	(138.8)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	48.5	134.8	0.2	(183.5)	—
Foreign currency translation	(26.8)	(83.9)	(5.8)	(2.9)	(119.4)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0

As at 31 December 2011	1,459.6	3,691.5	359.0	156.6	5,666.7

Depreciation and impairment
As at 1 January 2011	274.4	2,040.7	134.1	—	2,449.2
Charge for the year	38.8	296.4	33.1	—	368.3
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(4.8)	(100.4)	(16.7)	—	(121.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(47.0)	(2.2)	—	(54.9)
Effect of hyperinflation	0.2	5.4	—	—	5.6

As at 31 December 2011	305.3	2,211.7	151.6	—	2,668.6

Net book value as at 1 January 2011	1,162.6	1,543.6	203.7	162.4	3,072.3

Net book value as at 31 December 2011	1,154.3	1,479.8	207.4	156.6	2,998.1

Cost
As at 1 January 2010	1,258.9	3,252.7	289.2	250.9	5,051.7
Additions	15.5	161.6	40.9	218.4	436.4
Disposals	(8.5)	(139.7)	(6.5)	—	(154.7)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	130.7	198.8	0.1	(329.6)	—
Foreign currency translation	41.7	110.1	14.1	22.7	188.6

As at 31 December 2010	1,437.0	3,584.3	337.8	162.4	5,521.5

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment (Continued)

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Depreciation
As at 1 January 2010	232.8	1,818.4	91.1	—	2,142.3
Charge for the year	38.9	298.2	44.1	—	381.2
Disposals	(5.7)	(134.5)	(6.6)	—	(146.8)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.2	5.5	—	72.2

As at 31 December 2010	274.4	2,040.7	134.1	—	2,449.2

Net book value as at 1 January 2010	1,026.1	1,434.3	198.1	250.9	2,909.4

Net book value as at 31 December 2010	1,162.6	1,543.6	203.7	162.4	3,072.3

        Assets under construction at 31 December 2012 include advances for equipment purchases of €20.8m (2011: €16.5m, 2010: €46.8m). Impairment of Property, Plant and Equipment of €33.0m (2011: €21.0m) relates to restructuring initiatives of €11.5m, €20.1m and €1.4m in the established, developing and emerging segments respectively (2011: €11.5m, €8.9m, €0.6m respectively). Refer also to note 20(c).

        Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	161.0	235.0	251.5
Additions	42.0	4.3	62.8
Disposals	(36.8)	(53.5)	(47.8)
Depreciation charge	(15.6)	(22.4)	(31.4)
Foreign currency translation	7.1	(2.4)	(0.1)

As at 31 December	157.7	161.0	235.0

        Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2012 was €48.9m (2011: €44.7m, 2010: €42.0m). The net book value of plant and equipment held under finance leases as at 31 December 2012 was €108.8m (2011: €116.3m, 2010: €193.0m).

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations

(a)   Investments in associates

        Summarised financial information of our investments in associates is as follows:

	2012 € million	2011 € million	2010 € million
Carrying amount	16.6	16.5	15.4
Share of profit	2.0	1.7	2.4
Share of other comprehensive income	(0.1)	(0.6)	1.0

Share of total comprehensive income	1.9	1.1	3.4

        Included in investment in associates is the Group's investment in Frigoglass Industries Limited. Nigerian Bottling Company plc holds an interest in Frigoglass of 23.9% (2011 and 2010: 23.9% respectively). The Group has a 100% (2011: 100% and 2010: 66.4%) interest in Nigerian Bottling Company plc therefore the Group has an effective interest in Frigoglass of 24% (2011: 24% and 2010: 16%). There are restrictive controls on the movement of funds out of Nigeria.

        Changes in the carrying amounts of investments in associates are as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	16.5	15.4	13.8
Share of results of equity method investments	2.0	1.7	2.4
Return of capital from associates	(1.8)	—	(1.8)
Foreign currency translation	(0.1)	(0.6)	1.0

As at 31 December	16.6	16.5	15.4

(b)   Investments in joint ventures

        The Group has a material joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. As such the joint venture is structured through separate vehicles and provides the Group with rights to their net assets. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the Group owns 50% (2011 and 2010: 50% respectively) of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. In 2010, 2011 and up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the Group owns 50% of its share capital.

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations (Continued)

        Summarised financial information of our material joint venture is as follows (the information below reflects the amount presented in the IFRS financial statements of the joint venture, and not our share in those amounts):

	2012 € million	2011 € million	2010 € million
Summarised balance sheet:
Cash and cash equivalents	11.4	55.2	36.0
Other current assets (excluding cash)	15.4	17.4	20.6

Total current assets	26.8	72.6	56.6

Financial liabilities (excluding trade payables)	—	—	(7.8)

Other current liabilities (including trade payables)	(27.2)	(26.6)	(26.2)

Total current liabilities	(27.2)	(26.6)	(34.0)

Non-current assets	215.2	113.4	117.8

Non-current financial liabilities	—	(0.2)	(0.2)
Non-current other liabilities	(0.2)	(1.0)	(1.0)

Total non-current liabilities	(0.2)	(1.2)	(1.2)

Net assets	214.6	158.2	139.2

Summarised statement of comprehensive income:
Revenue	126.4	117.2	118.2
Depreciation and amortization	(11.6)	(12.8)	(15.8)
Interest income	1.8	2.6	1.2
Interest expense	(1.0)	(0.2)	(0.6)

Profit before tax	24.4	22.8	25.0

Income tax expense	(3.0)	(2.7)	(2.6)

Profit after tax	21.4	20.2	22.4

Other comprehensive income	—	—	—

Total comprehensive income	21.4	20.2	22.4

Reconciliation of net assets to carrying amount:
Closing net assets	214.6	158.2	139.2
Interest in JV @ 50%	107.3	79.1	69.6
Goodwill	16.9	16.9	—
Non controlling interest	(2.0)	(2.1)	(23.0)

Carrying value	122.2	93.9	46.6

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations (Continued)

        Summarised financial information of our investment in other joint ventures is as follows:

	2012 € million	2011 € million	2010 € million
Carrying amount	29.7	31.3	29.8
Share of profit	(1.0)	0.2	(0.7)
Share of other comprehensive income	(0.7)	—	(0.1)

Share of total comprehensive income	(1.7)	0.2	(0.8)

        Changes in the carrying amounts of investments in joint ventures are as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	125.2	76.4	74.4
Capital injections	—	1.6	2.8
Purchases of additional share	20.8	39.8	—
Disposals	—	(0.3)	—
Share of results of equity method investments	9.6	7.7	8.0
Return of capital from joint ventures	—	—	(8.7)
Dividends	(3.0)	—	—
Foreign currency translation	(0.7)	—	(0.1)

As at 31 December	151.9	125.2	76.4

        Purchases of additional share relates to purchase of non-controlling interest in A.D. Pivara Skopje, the beer and beverages subsidiary of BrewTech B.V. in FYROM.

(c)   Investments in joint operations

        The Group has a 50% interest in the Multon Z.A.O. Group of companies ("Multon"). Multon is engaged in the production and distribution of juices in Russia and is classified as a joint operation as the arrangement gives the Group right to the assets and obligations for the liabilities relating to the joint arrangement.

        Other joint operations of the Group comprise mainly of a 50% interest in each of several water businesses including, Romerquelle, Fonti Del Vulture, Dorna, Multivita, Valser and Vlasinka which are engaged in the production and distribution of water in Austria, Italy, Romania, Poland, Switzerland and Serbia respectively.

Notes to the Consolidated Financial Statements (Continued)

7. Available-for-sale financial assets

        Movements in available-for-sale financial assets are as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	1.2	1.6	17.5
Purchases	0.4	0.1	0.3
Disposals	(0.1)	(0.1)	(16.7)
Unrealised gains/(losses) on available-for-sale financial assets	0.2	(0.4)	0.5

As at 31 December	1.7	1.2	1.6

        Available-for-sale financial assets relate to listed equities €1.0m (2011: €0.7m and 2010: €1.3m respectively) and other unlisted equities of €0.7m (2011: €0.5m and 2010: €0.3m respectively). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

8. Financial Instruments

        Categories of financial instruments at 31 December were as follows:

2012

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	1.7	3.3
Derivative financial instruments	—	1.0	48.4	—	—	49.4
Trade and other receivables excluding prepayments	964.5	—	—	—	—	964.5
Cash and cash equivalents	439.1	—	—	—	—	439.1

Total	1,403.6	1.0	48.4	1.6	1.7	1,456.3

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables excluding provisions and derivative liabilities	1,468.3	—	—	1,468.3
Borrowings	2,159.7	—	—	2,159.7
Derivative financial instruments	—	74.4	79.7	154.1

Total	3,628.0	74.4	79.7	3,782.1

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

2011

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	1.2	2.8
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables excluding prepayments	1,017.7	—	—	—	—	1,017.7
Cash and cash equivalents	447.4	—	—	—	—	447.4

Total	1,465.1	3.9	81.3	1.6	1.2	1,553.1

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables excluding provisions and derivative liabilities	1,482.7	—	—	1,482.7
Borrowings	2,261.3	—	—	2,261.3
Derivative financial instruments	—	63.6	71.4	135.0

Total	3,744.0	63.6	71.4	3,879.0

2010

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.7	1.6	3.3
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables excluding prepayments	1,006.3	—	—	—	—	1,006.3
Cash and cash equivalents	306.7	—	—	—	—	306.7

Total	1,313.0	0.7	76.6	1.7	1.6	1,393.6

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables excluding provisions and derivative liabilities	1,427.0	—	—	1,427.0
Borrowings	2,194.0	—	—	2,194.0
Derivative financial instruments	—	72.7	67.5	140.2

Total	3,621.0	72.7	67.5	3,761.2

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        The derivative financial instruments are included in the Group's balance sheet as follows:

	As at 31 December 2012
	Assets € million	Liabilities € million
Current
Current
Foreign currency forward contracts	1.4	(4.9)
Foreign currency option contracts	0.9	—
Cross-currency swap contracts	—	(67.8)
Commodity swap contracts	—	(5.8)
Interest rate swap contracts	11.3	—

Total current	13.6	(78.5)

Non-current
Interest rate swap contracts	35.8	—
Cross-currency swap contracts	—	(75.6)

Total non-current	35.8	(75.6)

At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)

Total current	15.7	(4.2)

Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)

Total non-current	69.5	(130.8)

At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—

Total current	4.2	(4.1)

Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)

Total non-current	73.1	(136.1)

        As at 31 December 2012, other receivables of €23.5m (2011: €26.3m, 2010: €11.6m) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

Net fair values of derivative financial instruments

(a)   Cash flow hedges

        The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2012 € million	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	0.6	9.8	0.6
Foreign currency option contracts	0.7	1.4	1.2
Interest rate swap contracts	35.8	43.8	37.7

	37.1	55.0	39.5

Contracts with negative fair values
Foreign currency forward contracts	(3.6)	(1.5)	(3.4)
Cross currency swap contracts	(75.6)	(69.9)	(63.5)

	(79.2)	(71.4)	(66.9)

        Cash flows from the Group's cash flow hedges at 31 December 2012 are expected to occur and, accordingly, affect profit or loss in 2013, except for the combined interest rate/cross currency swap hedging contracts used for the US$400.0m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)   Fair value hedges

        The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2012 € million	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	—	0.6	1.7
Interest rate swap contracts	11.3	25.7	35.4

	11.3	26.3	37.1

Contracts with negative fair values
Foreign currency forward contracts	(0.5)	—	(0.6)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

(c)   Undesignated hedges

        The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied, were:

	2012 € million	2011 € million	2010 € million
Contracts with positive fair values
Foreign currency forward contracts	0.8	3.5	0.3
Foreign currency option contracts	0.2	0.4	0.4

	1.0	3.9	0.7

	2012 € million	2011 € million	2010 € million
Contracts with negative fair values
Foreign currency forward contracts	(0.8)	(0.9)	(0.1)
Foreign currency option contracts	—	(0.4)	—
Cross-currency swap contracts	(67.8)	(60.9)	(72.6)
Commodity swap contracts	(5.8)	(1.4)	—

	(74.4)	(63.6)	(72.7)

Foreign currency forward contracts and foreign currency option contracts

        The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2012 totaled €339.7m (2011: €419.3m, 2010: €246.0m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2012 totaled €108.2m (2011: €64.3m, 2010: €158.0m).

Commodity swap contracts

        The Group purchases sugar and aluminium on an ongoing basis to meet its operational needs. The increased volatility in commodity prices led to the decision to enter into commodity swap contracts since August 2011.

        These contracts which economically hedge sugar and aluminium can purchases, are expected to reduce volatility of cash flows (in respect of sugar and aluminium purchases attributable to the fluctuation of the sugar and aluminium price) for a period up to 36 months in accordance with the Group's risk management policy (see Note 30).

        The notional principal amounts of the outstanding commodity swap contracts at 31 December 2012 totaled €56.4m (2011: €40.9m, 2010: nil).

Interest rate swap contracts

        The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400.0m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

totaled $900.0m (2011: $900.0m, 2010: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts with an aggregate notional principal amount of €792.5m, maturing in 2011 and 2014. As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

        The interest rate swap contracts outstanding at 31 December 2012 can be summarised as follows:

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

Cross-currency swap contracts

        The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2012 the fair value of the cross-currency swap contracts represented a liability of €143.4m (2011: €130.8m, 2010: €136.1m). The cross-currency swap contracts are recorded as both short-term and long-term liabilities to match the maturities of the underlying notes. The €12.6m loss (2011: €5.3m gain, 2010: €39.3m gain) on the cross-currency swap contracts during 2012 was almost fully offset by the €12.5m gain, (2011: €21.1m loss, 2010: €44.9m loss) recorded on the translation of the US dollar-denominated debt to euro.

        Part of the restructuring of the Group's interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

        The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2012 totaled €803.9m (2011: €803.9m, 2010: €803.9m). The cross-currency swap contracts outstanding at 31 December 2012 are summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%

900.0	803.9

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

31 December 2012	Ineffectiveness charged/ (credited) to the profit and loss € million	Fair value and undesignated hedges charged/ (credited) to the profit and loss € million	Losses released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
Derivatives
Interest rate swap contracts for fair value hedging	0.7	14.4	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	7.2	—	1.2	8.2
Foreign currency forward contracts/
Foreign currency option contracts	—	3.5	8.3	14.7
Commodity swap contracts	—	4.4	—	—
Hedged items
Borrowings	—	(14.4)	—	(15.4)
Forecast transactions	—	—	—	(14.7)
Other foreign currency assets/liabilities	—	(1.1)	—	—

Total	7.9	6.8	9.5	(7.2)

31 December 2012	Ineffectiveness charged/ (credited) to the profit and loss € million	Fair value and undesignated hedges charged/ (credited) to the profit and loss € million	Losses released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
Debited/(credited) in
Operating expenses	—	2.4	9.5
Cost of goods sold	—	4.4	—
Interest expense	7.9	—	—

Total	7.9	6.8	9.5

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

31 December 2011	Ineffectiveness charged/ (credited) to the profit and loss € million	Fair value and undesignated hedges charged/ (credited) to the profit and loss € million	Losses released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
Derivatives
Interest rate swap contracts for fair value hedging	1.1	9.7	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts/
Foreign currency option contracts	—	(1.5)	3.1	(15.0)
Commodity swap contracts	—	1.4	—	—
Hedged items
Borrowings	—	(9.7)	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets/liabilities	—	(0.5)	—	—

Total	6.6	(0.6)	3.1	(5.5)

Debited/(credited) in
Operating expenses	—	(2.0)	3.1
Cost of goods sold	—	1.4	—
Interest expense	6.6	—	—

Total	6.6	(0.6)	3.1

31 December 2010	Ineffectiveness charged/ (credited) to the profit and loss € million	Fair value and undesignated hedges charged/ (credited) to the profit and loss € million	Losses released from equity to the profit and loss € million	Cash flow hedges losses/ (gains) taken to equity € million
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	27.7	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts/
Foreign currency option contracts	—	(0.9)	2.0	3.0
Hedged items
Borrowings	—	(27.7)	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets/liabilities	—	0.3	—	—

Total	(1.0)	(0.6)	2.0	(2.8)

(Credited)/debited in
Operating expenses	—	(0.6)	2.0
Interest expense	(1.0)	—	—

Total	(1.0)	(0.6)	2.0

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

	2012 € million	2011 € million	2010 € million
Deferred tax assets	40.1	35.1	34.8
Deferred tax liabilities	(177.4)	(172.1)	(165.2)

Total deferred tax	(137.3)	(137.0)	(130.4)

        The gross amounts of deferred tax assets and liabilities are as follows:

	2012 € million	2011 € million	2010 € million
Deferred tax assets
To be recovered after more than 12 months	66.7	72.4	68.8
To be recovered within 12 months	99.4	86.5	94.6

	166.1	158.9	163.4

Deferred tax liabilities
To be recovered after more than 12 months	(296.0)	(288.8)	(286.5)
To be recovered within 12 months	(7.4)	(7.1)	(7.3)

	(303.4)	(295.9)	(293.8)

Deferred tax liabilities (net)	(137.3)	(137.0)	(130.4)

        The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	(137.0)	(130.4)	(102.1)
Taken to the income statement (refer to Note 22)	(4.8)	(13.5)	(31.2)
Taken to equity	5.5	4.3	(1.0)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	—	10.2
Arising on prior year acquisitions	—	0.1	—
Arising on disposal of subsidiary	—	0.7	—
Foreign currency translation	(1.0)	1.8	(6.3)

As at 31 December	(137.3)	(137.0)	(130.4)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2010	(240.4)	(2.9)	(2.2)	0.6	(11.5)	(256.4)
Taken to the income statement	(26.9)	(0.2)	—	—	(0.6)	(27.7)
Taken to equity	—	—	—	0.2	(0.4)	(0.2)
Transfers between assets/liabilities	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)

As at 31 December 2010	(278.6)	(3.0)	(2.2)	0.8	(10.8)	(293.8)
Taken to the income statement	(13.9)	3.0	—	—	2.9	(8.0)
Taken to equity	—	—	—	(2.8)	(0.8)	(3.6)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfers between assets/liabilities	0.5	—	—	—	2.8	3.3
Foreign currency translation	4.9	—	—	—	0.6	5.5

As at 31 December 2011	(286.4)	—	(2.2)	(2.0)	(5.3)	(295.9)
Taken to the income statement	(8.2)	—	—	(1.0)	—	(9.2)
Taken to equity	—	—	—	1.0	(0.2)	0.8
Transfers between assets/liabilities	4.3	—	—	—	(1.0)	3.3
Foreign currency translation	(2.4)	—	—	—	—	(2.4)

As at 31 December 2012	(292.7)	—	(2.2)	(2.0)	(6.5)	(303.4)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

Deferred tax assets	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry-forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2010	1.5	65.5	18.4	13.7	20.1	35.1	154.3
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfers between assets/liabilities	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8

As at 31 December 2010	1.4	59.1	29.8	18.2	20.3	34.6	163.4
Taken to the income statement	0.4	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.5)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfers between assets/liabilities	(0.5)	(0.1)	—	—	(2.6)	(0.1)	(3.3)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)

As at 31 December 2011	0.8	49.2	38.1	14.0	20.6	36.2	158.9
Taken to the income statement	5.0	4.5	(7.1)	4.2	(2.0)	(0.2)	4.4
Taken to equity	—	—	—	—	3.0	1.7	4.7
Transfers between assets/liabilities	(2.9)	(1.8)	—	—	(0.1)	1.5	(3.3)
Foreign currency translation	—	0.6	0.7	0.1	0.3	(0.3)	1.4

As at 31 December 2012	2.9	52.5	31.7	18.3	21.8	38.9	166.1

        Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €0.5m (2011: €0.9m, 2010: €1.3m). €0.5m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2013 and 2017.

        The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint arrangements, for which deferred tax liabilities have not been recognised amount to €1,856.3m (2011: €2,433.5m, 2010: € 2,143.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10. Other non-current assets

        Other non-current assets consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Non-current prepayments	30.8	32.8	31.3
Loans to related parties (refer to Note 34)	13.7	10.6	11.8
Loans to non-related parties	1.1	2.4	4.5
Held-to-maturity investments	1.6	1.6	1.7

Total other non-current assets	47.2	47.4	49.3

Notes to the Consolidated Financial Statements (Continued)

11. Inventories

        Inventories consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Finished goods	186.0	163.6	195.5
Raw materials and work in progress	175.6	179.7	180.3
Consumables	96.4	104.4	101.6

Total inventories	458.0	447.7	477.4

        The amount of inventories recognized as an expense during 2012 was €3,709.4m (2011: €3,355.8m, 2010: €3,863.3m). During 2012 provision of obsolete inventories recognised as an expense amounted to €9.2m (2011: €2.7m, 2010: €1.1m), whereas provision reversed in the period amounted to €0.1m (2011: €1.3m, 2010: €2.6m).

12. Trade receivables

        Trade receivables consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Trade receivables	878.2	929.0	937.3
Less: Provision for doubtful debts	(76.9)	(74.3)	(66.8)

Total trade receivables	801.3	854.7	870.5

        The credit period given to customers ranges from 7 days to 105 days depending on the country and customer type. In most territories, interest is not charged for late payment.

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

        The trade receivables are as follows:

	2012 € million	2011 € million	2010 € million
Due within due date	655.5	715.6	706.2
Less: Provision for doubtful debts within due date	(1.3)	(1.1)	(3.5)
Past due	222.7	213.4	231.1
Less: Provision for doubtful debts past due	(75.6)	(73.2)	(63.3)

Total trade receivables	801.3	854.7	870.5

        As at 31 December 2012, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €20.9m (2011 and 2010: €23.1m and €22.0m respectively).

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        As at 31 December 2012, trade receivables of €147.1m (2011 and 2010: €140.2m and €167.8m respectively) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2012 € million	2011 € million	2010 € million
Up to 3 months	128.2	116.4	140.9
3 to 6 months	5.4	11.6	16.9
6 to 9 months	2.7	4.9	5.8
More than 9 months	10.8	7.3	4.2

	147.1	140.2	167.8

        As at 31 December 2012, trade receivables of €75.6m (2011 and 2010: €73.2m and €63.3m respectively) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2012 € million	2011 € million	2010 € million
Up to 3 months	(2.0)	(11.2)	(4.0)
3 to 6 months	(6.9)	(6.0)	(11.5)
6 to 9 months	(3.7)	(3.3)	(4.5)
More than 9 months	(63.0)	(52.7)	(43.3)

	(75.6)	(73.2)	(63.3)

        The movement in the provision for doubtful debts during the year is as follows:

	2012 € million	2011 € million	2010 € million
As at 1 January	(74.3)	(66.8)	(63.2)
Amounts written off during the year	18.0	6.1	6.8
Amounts recovered during the year	1.5	4.5	11.2
Increase in allowance recognised in profit or loss	(22.1)	(18.5)	(20.9)
Foreign currency translation	—	0.4	(0.7)

As at 31 December	(76.9)	(74.3)	(66.8)

        The recording and release of provision for impaired receivables are classified within operating expenses.

Notes to the Consolidated Financial Statements (Continued)

13. Other receivables and assets

        Other receivables and assets consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Prepayments	72.3	66.9	99.1
Receivables from related parties (refer to Note 34)	57.0	65.6	58.2
Collateral for interest rate swap contracts (refer to Note 8)	23.5	26.3	11.6
VAT and other taxes receivable	21.0	19.6	20.1
Loans and advances to employees	13.6	11.9	8.2
Assets classified as held for sale	10.4	—	1.8
Receivables from sale of property, plant and equipment	8.0	0.8	4.0
Other receivables	29.7	38.8	31.9

Total other receivables and assets	235.5	229.9	234.9

        The related party receivables, net of the provision for doubtful debts, are as follows:

	2012 € million	2011 € million	2010 € million
Due within due date	48.7	61.5	54.2
Past due	8.3	4.1	4.0
Less: Provision for doubtful debts	—	—	—

Total related party receivables	57.0	65.6	58.2

Collateral held against related party receivables	—	—	0.3

        As at 31 December 2012, related party receivables of €8.3m (2011 and 2010: €4.1m and €4.0m respectively) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2012 € million	2011 € million	2010 € million
Up to 3 months	4.8	2.4	2.3
3 to 6 months	1.4	0.5	0.5
6 to 9 months	0.5	0.4	0.1
More than 9 months	1.6	0.8	1.1

Total	8.3	4.1	4.0

        During 2010, non-current assets with a net book value of €1.8m were reclassified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

        During 2011, no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

Notes to the Consolidated Financial Statements (Continued)

13. Other receivables and assets (Continued)

        During 2012 non-current assets with a net book value of €9.4m were reclassified from property, plant and equipment to assets held for sale. The amount of €9.4m concerns building in our established markets of €4.7m and building in our developing markets of €4.7m respectively. In addition, right to use of land of €1.0m, in our developing markets was classified to assets held for sale during 2012.

14. Cash and cash equivalents

        Cash and cash equivalents at 31 December comprise the following:

	2012 € million	2011 € million	2010 € million
Cash at bank, in transit and in hand	79.7	89.8	69.0
Short-term deposits	359.4	357.6	237.7

Total cash and cash equivalents	439.1	447.4	306.7

        Cash and cash equivalents are held in the following currencies:

	2012 € million	2011 € million	2010 € million
Euro	377.3	356.1	268.5
Nigerian naira	39.2	51.7	3.0
Belorusian rouble	4.9	6.6	7.6
Russian rouble	4.2	9.6	3.7
Croatian kuna	3.2	5.0	4.0
Romanian leu	2.4	2.0	1.3
Swiss franc	1.4	1.5	1.2
Bosnia and Herzegovina convertible mark	1.4	0.5	0.9
US dollar	1.3	1.9	0.6
UK Sterling	1.1	0.2	0.1
Moldovan leu	0.7	0.7	0.1
Bulgaria lev	0.7	3.6	2.0
Ukrainian hryvnia	0.5	2.2	1.6
Polish zloty	0.3	0.6	0.4
Serbian dinar	—	3.9	10.7
Other	0.5	1.3	1.0

Total cash and cash equivalents	439.1	447.4	306.7

        Under Nigerian naira currency, an equivalent amount of €29.8m relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders' of the Company's subsidiary Nigerian Bottling Company plc (refer to Note 28).

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

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings

        The Group held the following borrowings at 31 December:

	2012 € million	2011 € million	2010 € million
Bank overdrafts	16.6	37.5	40.4
Bank loans	—	9.8	8.9
Current portion of long-term bonds, bills and unsecured notes	391.3	—	304.9
Commercial paper	129.5	250.0	127.0
Loan payable to related parties (refer to Note 34)	—	2.3	1.2

	537.4	299.6	482.4
Obligations under finance leases falling due within one year	17.6	21.9	48.8

Total borrowings falling due within one year	555.0	321.5	531.2

Borrowings falling due within one to two years
Bonds, bills and unsecured notes	505.3	411.1	—
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	923.8	1,446.5	1,259.7
Loan payable to related parties (refer to Note 34)	62.5	9.7	9.6
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	—	—	298.4

	1,491.6	1,867.3	1,567.7
Obligations under finance leases falling due in more than one year	113.1	72.5	95.1

Total borrowings falling due after one year	1,604.7	1,939.8	1,662.8

Total borrowings	2,159.7	2,261.3	2,194.0

Commercial paper programme and committed credit facilities

        In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2012 was €129.5m (2011: €250.0m, 2010: €127.0m).

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

        In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500.0m. 4.375% fixed rate notes due on 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which was almost 40% of the total issued €500.0m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

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

        In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300.0m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300.0m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600.0m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July 2011.

        No bond offerings took place in 2012.

        In April 2012, Coca-Cola Hellenic successfully updated the Euro Medium Term Note Programme (EMTN) and increased the programme from €2.0bn to €3.0bn to provide for future new issuances.

        As at 31 December 2012, a total of €1.1bn in bonds issued under the €3.0bn EMTN programme were outstanding. A further amount of €1.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

        On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€682.0m at 31 December 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€378.9m at 31 December 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€303.1m at 31 December 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the Securities and Exchange Commission ("SEC"). Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

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

        The fair value of bonds and notes payable, including the current portion, is €1,898.3m (2011: €1,926.3m, 2010: €1,919.0m) compared to their book value, including the current portion, of €1,820.4m (2011: €1,857.6m, 2010: €1,863.0m).

        The present value of finance lease liabilities at 31 December was as follows:

	2012 € million	2011 € million	2010 € million
Less than one year	17.6	21.9	48.8
Later than one year but less than two years	13.4	13.7	20.7
Later than two years but less than three years	7.7	11.3	14.6
Later than three years but less than four years	6.0	4.9	11.3
Later than four years but less than five years	6.4	3.2	4.5
Later than five years	79.6	39.4	44.0

Present value of finance lease liabilities	130.7	94.4	143.9

        The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2012 € million	2011 € million	2010 € million
Less than one year	22.7	24.8	53.2
Later than one year but less than two years	18.7	16.8	24.3
Later than two years but less than three years	12.4	13.8	17.0
Later than three years but less than four years	10.6	7.3	13.8
Later than four years but less than five years	11.2	5.5	6.7
Later than five years	93.1	41.4	46.8

	168.7	109.6	161.8
Future finance charges on finance leases	(38.0)	(15.2)	(17.9)

Present value of finance lease liabilities	130.7	94.4	143.9

        Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        The borrowings at 31 December were held in the following currencies:

	Current 2012 € million	Non-current 2012 € million	Current 2011 € million	Non-current 2011 € million	Current 2010 € million	Non-current 2010 € million
Euro	143.2	1,225.1	269.8	1,164.7	487.7	887.6
US Dollar	391.5	324.7	—	749.4	—	744.1
Nigerian naira	11.0	19.3	45.6	—	23.6	—
Polish zloty	5.8	19.3	3.1	8.3	3.2	12.4
UK Sterling	1.2	15.8	1.8	16.7	6.0	18.1
Ukrainian hryvnia	0.9	0.5	0.7	0.7	9.4	0.6
Serbian Dinar	0.9	—	—	—	—	—
Other	0.5	—	0.5	—	1.3	—

Borrowings	555.0	1,604.7	321.5	1,939.8	531.2	1,662.8

        The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2012, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

	Fixed interest rate € million	Floating interest rate € million	Total € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,262.3	106.0	1,368.3	5.3%	2.4
US Dollar	716.2	—	716.2	5.3%	1.6
Nigerian naira	—	30.3	30.3	—	—
Ukrainian hryvnia	—	1.4	1.4	—	—
UK Sterling	—	17.0	17.0	—	—
Polish zloty	—	25.1	25.1	—	—
Serbian dinar	—	0.9	0.9	—	—
Other	0.5	—	0.5	—	—

Financial liabilities	1,979.0	180.7	2,159.7	5.3%	2.1

        Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group's policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400.0m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

        The $500.0m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond. In June and July 2010 the $400.0m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357.0m fixed-rate liability (refer to Note 8).

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Serbian dinar	1 month BELIBOR (Serbian inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)

Notes to the Consolidated Financial Statements (Continued)

16. Trade and other payables

        Trade and other payables consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Trade payables	435.8	417.8	378.8
Accrued liabilities	581.2	601.0	596.0
Payables to related parties (refer to Note 34)	188.5	188.3	187.1
Deposit liabilities	111.1	107.7	106.4
Current portion of provisions (refer to Note 17)	94.0	52.0	38.4
Other tax and social security liabilities	80.0	83.5	77.0
Salaries and employee related payable	51.3	57.4	61.7
Derivative liabilities (refer to Note 8)	10.7	4.2	4.1
Deferred income	0.9	8.7	2.2
Other payables	12.8	11.5	11.0

Total trade and other payables	1,566.3	1,532.1	1,462.7

17. Provisions

        Provisions consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Current
Employee benefits	50.4	23.9	22.3
Restructuring and other	43.6	28.1	16.1

Total current provisions	94.0	52.0	38.4

Non-current
Employee benefits	142.1	146.8	130.9
Other	6.9	8.6	14.9

Total non-current provisions	149.0	155.4	145.8

Total provisions	243.0	207.4	184.2

        The movements in restructuring and other provisions comprise:

	2012 € million	2011 € million	2010 € million
As at 1 January	36.7	31.0	38.8
Arising during the year	72.3	50.3	34.8
Utilised during the year	(57.3)	(44.0)	(43.1)
Unused amount reversed	(1.5)	(0.2)	0.1
Foreign currency translation	0.3	(0.4)	0.4

As at 31 December	50.5	36.7	31.0

        Restructuring and other provisions comprise outstanding balances relating to restructuring of €41.3m (2011: €23.9m, 2010: €9.6m) that is expected to be completed in 2013 (see note 20c), a

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

provision for onerous contract in Russia of €5.7m (2011: €5.7m, 2010: €5.9m), expected to be utilized in over 5 years and a provision for long-term supply contracts in Italy of nil in 2012 (2011: €3.2m, 2010: €10.7m). In addition, 2012 included other items of €3.5m (2011: €3.9m, 2010: €4.8m).

Employee benefits

        Employee benefits consisted of the following at 31 December:

	2012 € million	2011 € million	2010 € million
Defined benefit plans
Employee leaving indemnities	94.0	95.0	99.9
Pension plans	42.4	41.4	19.5
Long service benefits—jubilee plans	8.2	7.9	7.7

Total defined benefits plans	144.6	144.3	127.1

Other employee benefits
Annual leave	9.1	9.2	9.6
Other employee benefits	38.8	17.2	16.5

Total other employee benefits	47.9	26.4	26.1

Total employee benefits obligations	192.5	170.7	153.2

        Employee benefit obligations at 31 December were split between current and non-current as follows:

	2012 € million	2011 € million	2010 € million
Current	50.4	23.9	22.3
Non-current	142.1	146.8	130.9

Total employee benefits obligations	192.5	170.7	153.2

        Employees of Coca-Cola Hellenic's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

        Coca-Cola Hellenic's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets. The defined benefit pension plans in Austria, Greece, Republic of Ireland and Northern Ireland are closed to new members.

        Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Defined benefit obligation by segment is as follows:

	2012 € million	2011 € million	2010 € million
Defined Benefit obligation:	144.6	144.3	125.7
Established	110.9	112.0	96.2
Emerging	31.3	30.2	27.6
Developing	2.4	2.1	1.9

        The average duration of the defined benefit plans is 17 years and the total employer contributions expected to be paid in 2013 are €22.7m. Through its defined benefit plans the Group is exposed to a number of risks as outlined below:

        The Northern Ireland, the Republic of Ireland and Swiss plans hold a significant portion of equities, through investment funds, which are expected to outperform corporate and government bonds in the long term, while providing volatility and risk in the short term. The Group believes due to the long term nature of the plan liabilities the level of equity investments held by the plans are appropriate.

        A decrease in corporate bond yields will increase net plan liabilities and the sensitivity of the defined benefit obligation to changes in the discount rate and other significant actuarial assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumptions	Increase in assumption	Decrease in assumption
Discount rate	0.50%	decrease of 7.81%	increase of 8.62%
Rate of compensation increase	0.50%	increase of 2.02%	decrease of 1.87%
Rate of pension increase	0.50%	increase of 2.46%	decrease of 1.63%

        The above sensitivity analysis is based on a change in assumption while holding all other assumptions constant.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Reconciliation of defined benefit obligation:

	2012 € million	2011 € million	2010 € million
Present value of defined benefit obligation at 1 January	390.5	374.6	352.9
Current service cost	13.4	13.0	13.3
Interest cost	15.8	15.8	16.9
Plan participants' contributions	4.7	5.0	4.6
Past service cost	(2.1)	0.2	(2.3)
Curtailment/settlement	8.0	(5.1)	4.7
Benefits paid	(42.5)	(31.6)	(38.9)
Remeasurements:
— (Gains)/Loss from change in demographic assumptions	(4.0)	3.5	5.2
— Loss from change in financial assumptions	37.1	12.9	4.3
— Experience adjustments	(5.7)	(1.6)	(12.3)
Actual taxes paid	(0.1)	—	(0.3)
Foreign currency translation	—	3.8	26.5

Present value of defined benefit obligation at 31 December	415.1	390.5	374.6

        Reconciliation of plan assets:

	2012 € million	2011 € million	2010 € million
Fair value of plan assets at 1 January	246.2	248.9	207.1
Interest income on plan assets	8.2	9.3	8.7
Return on plan assets excluding interest income	12.4	(12.4)	3.7
Actual employer's contributions	9.7	10.0	10.5
Actual participant's contributions	4.7	5.0	4.6
Actual benefits paid	(12.8)	(11.1)	(11.7)
Settlement	—	(8.3)	—
Admin expenses	—	—	(0.3)
Foreign currency translation	2.1	4.8	26.3

Fair value of plan assets at 31 December	270.5	246.2	248.9

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        The present value and funded status of defined benefit obligations were as follows at 31 December:

	2012 € million	2011 € million	2010 € million
Deficit of funded plans	310.1	285.2	264.6
Fair value of plan assets	(270.5)	(246.2)	(248.9)

	39.6	39.0	15.7
Present value of unfunded obligations	105.0	105.3	110.0

Defined benefit obligations	144.6	144.3	125.7

Plus: amounts recognised within long term assets	—	—	1.4

Total defined benefit obligations	144.6	144.3	127.1

        The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2012 € million	2011 € million	2010 € million
Defined benefit obligation as at 1 January	144.3	125.7	145.8
Expense recognised in the income statement	26.6	22.4	23.5
Actuarial loss/(gain) recognised in OCI	15.2	27.7	(6.1)
Employer contributions	(9.7)	(10.0)	(10.5)
Benefits paid	(29.7)	(20.5)	(27.2)
Foreign currency translation	(2.1)	(1.0)	0.2

Defined benefit obligation as at 31 December	144.6	144.3	125.7

        The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2012%	2011%	2010%
Discount rate	3.5	4.2	4.4
Rate of compensation increase	2.8	3.1	3.1
Pension increases	0.9	0.9	0.7

        The expense recognised in the income statement comprised the following for the years ended 31 December:

	2012 € million	2011 € million	2010 € million
Service cost	19.3	16.4	15.7
Net interest cost on defined benefit liability/(asset)	7.5	6.5	8.2
Actuarial gain	(0.2)	(0.5)	(0.4)

Total	26.6	22.4	23.5

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Plan assets are invested as follows:

	2012%	2011%	2010%
Asset category
Equity securities—EU	15	14	15
Equity securities—NON-EU	25	26	27
Government Debt Securities—NON-EU	18	12	12
Government Bonds—EU	12	11	7
Corporate Bonds—EU	2	8	8
Corporate Bonds—NON-EU	13	14	14
Real estate	10	10	10
Cash	2	2	2
Other	3	3	5

Total	100	100	100

        Plan assets relate predominately to quoted financial instruments.

        Equity securities were not invested in ordinary shares of the Company as at 31 December 2012, 31 December 2011 and 31 December 2010.

Defined contribution plans

        The expense recognised in the income statement in 2012 for the defined contribution plan is €20.9m (2011: €20.5m, 2010: €15.5m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

18. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2010	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7

Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3

Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)

Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

Shares issued to employees exercising stock options	11,499	—	0.1	0.1
Reduction of share capital to extinguish accumulated losses of the parent company	—	(55.0)	—	(55.0)
Return of capital to shareholders	—	(124.6)	—	(124.6)

Balance as at 31 December 2012	366,553,507	370.2	569.3	939.5

Notes to the Consolidated Financial Statements (Continued)

18. Share capital and share premium (Continued)

        During 2010, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, on 26 February, 17 May, 24 August and 25 November 2010 respectively following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €5.7m.

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

        During 2012, Coca-Cola Hellenic's Board of Directors resolved to increase the share capital of the Company by issuing 5,334 and 6,165 new ordinary shares as announced on 21 March and 27 September 2012 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €0.1m.

        On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group's share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company's share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company's shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company's share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

        After the above changes, the share capital on 31 December 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

Notes to the Consolidated Financial Statements (Continued)

19. Reserves

        The reserves of the Group at 31 December were as follows:

	2012 € million	2011 € million	2010 € million
Treasury shares	(54.3)	(55.5)	(57.2)
Exchange equalisation reserve	(168.1)	(199.7)	(131.0)
Other reserves
Shares held for equity compensation plan	(1.1)	(1.2)	(0.8)
Hedging reserve (net of deferred tax of €3.0m gain; 2011: €2.7m expense; 2010: €0.2m gain)	(15.1)	(4.7)	(10.3)
Tax-free reserve	251.6	251.6	251.6
Statutory reserve	76.7	76.2	75.7
Stock option reserve	51.9	45.6	37.5
Available-for-sale financial assets valuation reserve (net of deferred tax of €0.1m expense; 2011: €0.1m gain; 2010: €0.1m gain)	0.6	0.5	0.8
Other	12.0	12.0	11.9

Total other reserves	376.6	380.0	366.4

Total reserves	154.2	124.8	178.2

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

        Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme was dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2012, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €54.3m, bringing the shares in circulation to 363,123,372 (2011: 3,430,135 shares held of a total value of €55.5m, 2010: 3,430,135 shares held of a total value of €57.2m).

Exchange equalisation reserve

        The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

Other reserves

Shares held for equity compensation plan

        Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in 2012 was a credit of €0.1m (2011: €0.4m debit, 2010: €0.2m credit).

Hedging reserve

        The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2012 relates to the movement in cash flow hedges of €10.4m debit, net of tax gain of €3.0m (2011: €5.6m credit, net of tax expense of €2.7m, 2010: € 9.1m debit, net of tax gain of €0.2m).

Tax-free reserve

        The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the Group. The tax-free reserve may be distributed if taxed, where applicable. There was no movement in the tax-free reserve in 2012 (2011: nil, 2010: €10.5m credit for the establishment of additional reserves).

Statutory reserves

        Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2011: €55.7m, 2010: €55.7m). The movement in the statutory reserves for 2012 was a €0.5m credit (2011: €0.5m credit, 2010: € 0.4m credit) and relates to the establishment of additional reserves.

Other reserves

        Other reserves are particular to the various countries in which the Group operates. There was no movement in other reserves for 2012 (2011: €0.1m credit, 2010: €0.1m credit).

Stock option reserve

        The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2012 was a €6.3m credit (2011: €8.1m credit, 2010: €6.7m credit).

Available-for-sale financial assets valuation reserve

        The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2012 was a € 0.1m credit net of tax expense of €0.1m (2011: €0.3m debit net of tax gain of €0.1m, 2010: €2.2m debit net of tax gain of €0.1m) and relates to revaluation impact of listed and unlisted equities held.

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs

        Total operating costs for the years ended 31 December comprised:

	2012 € million	2011 € million	2010 € million
Operating expenses	2,078.1	2,048.2	2,048.4
Restructuring costs	106.7	71.1	36.5

Total operating costs	2,184.8	2,119.3	2,084.9

(a)   Operating expenses

	2012 € million	2011 € million	2010 € million
Selling expenses	995.6	998.5	1,021.1
Delivery expenses	649.6	632.1	630.2
Administrative expenses	423.6	406.3	383.6
Stock option expense (refer to Note 26)	6.3	8.1	6.7
Amortisation of intangible assets (refer to Note 4)	3.0	3.2	6.8

Operating expenses	2,078.1	2,048.2	2,048.4

        In 2012, operating expenses included net losses on disposal of property, plant and equipment of €6.9m (2011: €3.2m losses, 2010: €13.0m losses).

(b)   Adjustments to intangible assets

        During 2010, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010. For the credit that has been included in taxes please refer to Note 22 Tax.

(c)   Restructuring costs

        As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2012 which amounted to €106.7m (2011: €71.1m, 2010: €36.5m) before tax. The Company recorded during 2012 €65.8m (2011: €47.6m, 2010: €25.7m), €34.8m (2011: €17.6m, 2010: €2.3m) and €6.1m (2011: €5.9m, 2010: €8.5m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees' costs (see note 17) and impairment of property, plant and equipment (see note 5).

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

(d)   Staff costs

        Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2012 € million	2011 € million	2010 € million
Wages and salaries	819.2	821.6	833.1
Social security costs	181.3	175.2	160.4
Pension and other employee benefits	131.3	129.7	123.7
Termination benefits	67.5	48.6	32.6

Total staff costs	1,199.3	1,175.1	1,149.8

        Staff costs included in operating expenses amounted to €945.0m in 2012 (2011: €928.0m, 2010: €906.0m).

        Staff costs included in cost of goods sold amounted to €254.3m in 2012 (2011: €247.1m, 2010: €243.8m).

        The average number of full-time equivalent employees in 2012 was 39,736 (2011: 41,291, 2010: 42,044).

(e)   Fees and other services of the statutory auditor

        Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2012 € million	2011 € million	2010 € million
Audit fees	9.1	6.1	6.1
Audit related fees	0.5	0.4	0.2
Other fees	0.1	0.1	0.2

Total audit and all other fees	9.7	6.6	6.5

Notes to the Consolidated Financial Statements (Continued)

21. Finance costs

        Net finance costs for the years ended 31 December comprised:

	2012 € million	2011 € million	2010 € million
Interest income	10.4	8.7	6.9
Interest expense	(89.2)	(87.2)	(68.1)
Other finance cost	(1.6)	(3.9)	(8.2)
Net foreign exchange remeasurement gains/(losses)	(0.3)	0.6	(0.4)
Finance charges paid with respect to finance leases	(6.9)	(5.6)	(6.1)

Finance costs	(98.0)	(96.1)	(82.8)
Loss on net monetary position	(3.1)	(7.8)	—

Total finance costs	(101.1)	(103.9)	(82.8)

Total finance costs, net	(90.7)	(95.2)	(75.9)

        Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

        Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1m. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8m.

        Capitalised borrowing costs in 2012 amounted to €1.4m (2011: €1.6m, 2010: €1.4m). The interest rate used to capitalise borrowing costs of the Group for 2012 was 3.86% (2011: 3.83%, 2010: 3.16%).

Notes to the Consolidated Financial Statements (Continued)

22. Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2012 € million	2011 € million	2010 € million
Profit before tax per the income statement	258.6	364.5	568.5
Tax calculated at a tax rate of 20% (2011: 20% and 2010: 24%)	51.7	72.9	136.4
Effect of different tax rates in foreign jurisdictions	8.3	5.3	(24.1)
Additional local taxes in foreign jurisdictions	11.6	13.6	13.2
Special tax in Greece	—	—	21.2
Tax holidays in foreign jurisdictions	(1.7)	(2.4)	(2.0)
Expenses non-deductible for tax purposes	33.3	51.0	41.1
Income not subject to tax	(33.6)	(30.3)	(20.7)
Changes in tax laws and rates	(1.5)	0.4	(1.7)
Current year tax losses not recognised	2.1	0.2	0.5
Recognition of pre-acquisition deferred tax assets	—	—	(10.2)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(0.1)	(6.2)
Recognition of previously unrecognised post-acquisition tax losses	(0.7)	(7.9)	(6.5)
Other	(4.2)	(3.9)	(3.2)

Income tax charge per the income statement	65.2	98.8	137.8

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

        The income tax charge for the years ended 31 December is as follows:

	2012 € million	2011 € million	2010 € million
Current tax charge	60.4	85.3	116.8
Deferred tax charge (refer to Note 9)	4.8	13.5	31.2
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	—	(10.2)

Total income tax charge	65.2	98.8	137.8

Notes to the Consolidated Financial Statements (Continued)

23. Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2012	2011	2010
Net profit attributable to the owners of the parent (€ million)	190.4	264.4	421.0
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.9	363.0	363.3
Effect of dilutive stock options (million)	0.6	0.8	0.2
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	364.5	363.8	363.5

Basic and diluted earnings per share (€)	0.52	0.73	1.16

        Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2012 were 6.0m (2011: 4.4m, 2010: 3.4m).

24. Components of other comprehensive income

        The components of other comprehensive income for the years ended 31 December comprise:

	2012			2011			2010
	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million
Available-for-sale financial assets	0.2	(0.1)	0.1	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)
Cash flow hedges	(13.4)	3.0	(10.4)	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)
Foreign currency translation	32.4	—	32.4	(54.4)	—	(54.4)	182.0	—	182.0
Actuarial (losses)/gains	(15.2)	2.6	(12.6)	(27.7)	5.7	(22.0)	6.1	(1.3)	4.8
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	(0.6)	—	(0.6)	0.9	—	0.9

Other comprehensive income	3.2	5.5	8.7	(74.7)	3.1	(71.6)	177.4	(1.0)	176.4

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

        During the year of 2012, 188,545 shares were purchased by Coca-Cola Hellenic (2011: 346,996, 2010: 272,279) as matching shares to employee investments. The charge to the income statement totaled €4.1 m (2011: €5.3m, 2010: €5.2m). Of this amount, €0.6m represented employer contributions accrued for Greek resident employees (2011: €1.1m, 2010: €1.1m). The cost of unvested matching shares held by the trust at the end of December 2012, before they vest to employees, was €3.5m (2011: €4.1m, 2010: €4.1m). The total number of shares held by the trust at December 31, 2012 was 2,536,061 (2011: 2,701,979, 2010: 2,428,353). The total contributions made by employees to the trust during 2012 were €3.9m (2011: €6.1m, 2010: €6.0m).

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

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

The following table summarizes information regarding outstanding stock options exercisable at December 31, 2012 and stock options exercised during 2012:

	Exercise price after the capital return (€)	Vesting status 2012	Vesting dates for further increments			End of option period	Number of stock options outstanding
2003-2004 Stock Option Plan/2003 Grant	8.83	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Stock Option Plan/2004 Grant	10.08	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.19	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.23	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.37	fully vested	—	—	—	12.12.2016	1,050,401
2005-2009 Plan/2007 Grant	26.41	fully vested	—	—	—	12.12.2017	1,274,450
2005-2009 Plan/2008A Grant	22.20	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.02	fully vested	—	—	—	10.12.2018	1,333,341
2009-2011 Plan/2009 Grant	15.70	fully vested	—	—	—	09.12.2019	1,646,967
2009-2011 Plan/2010A Grant	19.16	two thirds	18.03.2013	—	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.31	two thirds	09.12.2013	—	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.53	one third	16.03.2013	16.03.2014	—	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.16	one third	24.06.2013	24.06.2014	—	23.06.2021	3,333
2009-2011 Plan/2011 Grant	11.98	one third	16.12.2013	16.12.2014	—	15.12.2021	1,632,500

Total							9,701,053

        A summary of stock option activity in 2012 under all plans is as follows:

	Number of stock options 2012	Weighted average exercise price before the capital return 2012 (€)	Weighted average exercise price after the capital return 2012 (€)	Number of stock options 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)
Outstanding at January 1	9,767,302	16.55	n/a	8,759,862	17.65	n/a
Granted	n/a	n/a	n/a	1,717,500	n/a	12.64
Exercised	(11,499)	9.36	9.02	(405,568)	11.69	11.19
Expired	n/a	n/a	n/a	(3,151)	8.19	7.69
Forfeited	(54,750)	21.81	21.47	(301,341)	19.48	18.98

Outstanding at December 31	9,701,053	n/a	16.19	9,767,302	n/a	16.55

Exercisable at December 31	7,914,981	n/a	16.50	6,192,606	n/a	17.04

	Number of stock options 2010	Weighted average exercise price 2010 (€)
Outstanding at January 1	7,415,442	16.33
Granted	2,010,100	20.15
Exercised	(597,365)	9.59
Expired	(1,453)	8.29
Forfeited	(66,862)	18.08

Outstanding at December 31	8,759,862	17.65

Exercisable at December 31	5,001,036	17.77

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        The charge to the income statement for employee stock option awards for 2012 amounted to €6.3m (2011: €8.1m, 2010: €6.7m respectively).

        As a result of the capital return (refer to note 18 to our consolidated financial statements) of €0.34, a corresponding €0.34 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

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

        Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. For the year of 2012 there have been no grants. For prior years, the inputs into the model are as follows:

	2011	2010
Weighted average fair value of options granted	€2.9	€5.2
Risk free interest rates	2.4%	3.0%
Expected volatility	33.2%	32.2%
Dividend yield	2.5%	1.5%
Expected life	4.1 years	4.0 years

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2012 was 6.5 years (2011: 7.5 years, 2010: 7.8 years).

27. Stock appreciation rights

        Effective January 1, 2012 the Company does not operate any stock appreciation rights.

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

        After the remaining SARs from previous grants were exercised in 2011, on December 31, 2012, there were no outstanding stock appreciation rights.

Notes to the Consolidated Financial Statements (Continued)

27. Stock appreciation rights (Continued)

        A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2012	Weighted average exercise price 2012 (€)	Number of SARs 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)
Outstanding on 1 January	—	—	13,950	8.19	n/a
Exercised	—	—	(13,950)	8.19	7.69

Outstanding and exercisable on 31 December	—	—	—	—	—

	Number of SARs 2010	Weighted average exercise price 2010 (€)
Outstanding on 1 January	77,250	9.60
Exercised	(63,300)	9.91

Outstanding and exercisable on 31 December	13,950	8.19

        The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. In 2012 there was no expense recorded in the income statement relating to SARs, compared to debit of €0.1 million and a credit of €0.5 million recorded in 2011 and 2010, respectively.

28. Business combinations and acquisition of non-controlling interests

        During 2012, the Group paid the following amounts in respect of non-controlling interest acquired in 2011:

Amount of consideration € million
Payment for acquisition in 2011 of non-controlling interests in
Nigerian Bottling Company plc	13.9

Cash outflow included in cash flow	13.9

Notes to the Consolidated Financial Statements (Continued)

28. Business combinations and acquisition of non-controlling interests (Continued)

        During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

	Location	Net tangible assets applicable € million	Goodwill arising € million	Acquisition of trademarks € million	Amount of consideration € million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5
Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2
Coca-Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7
Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	120.4

Total consideration					120.4
Less: payment deferred					(43.7)

Cash outflow included in cash flow					76.7

Acquisition of MS Foods UAB

        On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

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

Acquisitions of non controlling interests

        In 2011 the Group acquired non controlling interests as follows:

        On 8 June 2011, the board of directors of the Company's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €70.4m was paid as of 31 December 2012 (2011: €56.5m). The remaining amount of €29.8m has yet to be paid in respect of shares acquired as the sellers have yet to claim the cash consideration. This amount is currently held in a separate bank account in Nigeria awaiting claim (see note 14). The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

        On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m (2010: €3.7m) and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

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

29. Dividends

        The reported net results of the parent company's statutory accounts do not allow for 2012 and 2011 statutory minimum annual dividend payment. As a result, the Group has not recorded a dividend liability in respect of 2012 and 2011.

        During 2010, a dividend of €0.30 per share totaling €102.0m was paid.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management

Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group's overall risk management programme focuses on the volatility of financial markets and seeks to minimise potential adverse effects on the Group's cash flows. The Group uses derivative financial instruments to hedge certain risk exposures.

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

Market Risk

Foreign currency risk

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised monetary assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date. The foreign currency risk arising from the investment in foreign operations is not hedged.

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward and option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group Treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the next twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

        The following tables present details of the Group's sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for 2012, 2011 and 2010 was as follows:

2012 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	10.04%	0.7	—	(0.8)	—
Belarusian rouble	9.58%	(0.9)	—	1.0	—
Bulgarian lev	1.97%	(0.7)	—	0.8	—
Croatian kuna	1.99%	(0.1)	(0.1)	0.1	0.1
Czech koruna	6.52%	(2.0)	(1.3)	2.5	1.2
Hungarian forint	10.55%	(0.7)	(1.3)	0.7	1.3
Moldovan leu	10.37%	0.5	0.8	(0.6)	(0.9)
Nigerian naira	9.89%	1.7	—	(2.1)	—
Polish zloty	8.67%	(0.4)	(3.8)	0.3	3.4
Romanian leu	4.03%	—	(1.2)	0.2	0.8
Russian rouble	7.70%	0.2	(2.5)	(0.4)	1.4
Serbian dinar	7.27%	0.6	—	(0.5)	—
Swiss franc	1.60%	—	(0.6)	—	0.6
UK sterling	5.81%	(0.5)	4.2	0.6	(4.7)
Ukrainian hryvnia	8.99%	1.8	—	(2.2)	—
US dollar	8.62%	18.4	1.7	(21.8)	(2.0)

		18.6	(4.1)	(22.2)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Bulgarian lev	8.60%	0.1	—	(0.1)	—
Croatian kuna	8.77%	—	(0.1)	—	0.1
Czech Koruna	13.09%	0.1	—	(0.1)	—
Euro	8.62%	(19.1)	1.7	22.7	(2.0)
Romanian leu	9.98%	(0.1)	—	0.1	—
Russian rouble	10.92%	(0.3)	(6.6)	0.8	3.1
Serbian dinar	11.10%	—	—	0.1	—
Ukrainian hryvnia	2.59%	0.2	—	(0.3)	—

		(19.1)	(5.0)	23.2	1.2

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	0.3	—	(0.4)	—
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)

		24.3	(3.2)	(30.4)	0.6

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—

		(20.4)	(8.3)	24.5	7.8

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

2010 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million	Loss/(Gain) in income statement € million	(Gain)/loss in equity € million
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	(0.4)	—	0.4	—
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)

		1.3	(0.1)	1.0	(5.5)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—

		(5.2)	(4.2)	6.2	3.0

Commodity price risk

        The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium) necessary for the production of the Group's products.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        Due to the significantly increased volatility of commodity prices, the Group's Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast, the Group hedges the purchase price of sugar and aluminium using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

        The following table presents details of the Group's income statement and equity sensitivity to increases and decreases in sugar and aluminium prices. The table does not show the sensitivity to the Group's total underlying sugar and aluminium exposure or the impact of changes in volumes that may arise from increase or decrease in sugar and aluminium prices. The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group's commodity swap contract positions as a result of the reasonably possible increases or decreases of the sugar and aluminium price. The sensitivity analysis for sugar and aluminium price risk was as follows:

31 December 2012

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	16.4%	(7.8)	—	7.8	—
Aluminium	19.8%	(0.6)	—	0.6	—

		(8.4)	—	8.4	—

31 December 2011

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% change	(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	27.9%	(11.1)	—	11.0	—

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

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

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

        During 2012, we recognized in interest expense an expense of €7.9m in relation to the ineffective portion of swaps which qualified for hedge accounting compared to an expense of €6.6m in 2011 and an income of €1.0m in 2010.

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

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2012 would have decreased by €4.7m (2011: €5.0m, 2010: €1.8m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2012 would have increased by €4.7m (2011: €5.0m, 2010: €1.8m). This is mainly attributable to the Group's exposure to interest rates on a fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

        The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2012 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

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

        The Group only undertakes investment and derivative transactions with banks and financial institutions that have a minimum credit rating of 'BBB-' from Standard & Poor's and 'Baa3' from Moody's. Since June 2012 the Group has also introduced the Credit Default Swaps of a counterparty in

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

order to measure more timely the credit worthiness of a counterparty and set up its counterparties in tiers in order to assign maximum exposure and tenor per tier. If the Credit Default Swaps of certain counterparty exceed 500bps the Group will stop trading derivatives with that counterparty and will try to cancel any deposits on a best effort basis.

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

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2012.

	€ million up to 1 year	€ million 1-2 yrs	€ million 2-5 yrs	€ million over 5 years
Borrowings	639.1	597.9	1,078.7	96.6
Derivative liabilities	8.3	2.2	0.2	—
Trade and other payables	1,461.6	—	—	6.7

As at 31 December 2012	2,109.0	600.1	1,078.9	103.3

Borrowings	413.0	511.7	1,615.7	44.7
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,475.9	—	—	6.8

As at 31 December 2011	1,892.9	511.9	1,615.7	51.5

Borrowings	619.9	92.4	1,458.2	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,420.2	—	—	6.8

As at 31 December 2010	2,044.2	92.4	1,458.2	368.1

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

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

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

        The Group's goal is to maintain a conservative financial profile. In April 2012, Standard & Poor's changed its rating outlook to negative and in June the corporate credit ratings were downgraded to "BBB+" long term, "A2" short term with Credit Watch Negative. In June 2012, Moody's also downgraded Coca-Cola Hellenic ratings to "Baa1" long-term and the outlook remained negative. The main reasons for both downgrades were the continued pressure on business results due to the macroeconomic pressures in our territories and the potential impact of Greece leaving the Eurozone. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' plus 'Net debt' as shown in the consolidated balance sheet. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2012, 2011 and 2010 were as follows:

	2012 € million	2011 € million	2010 € million
Total borrowings (refer to Note 15)	2,159.7	2,261.3	2,194.0
Less: Cash and cash equivalents (refer to Note 14)	(439.1)	(447.4)	(306.7)

Net debt	1,720.6	1,813.9	1,887.3
Total equity	3,006.5	2,920.2	3,031.1

Total capital	4,727.1	4,734.1	4,918.4

Gearing ratio	36%	38%	38%

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

Level 1

        The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2012.

Level 2

        The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2012 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

        The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2012:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.8	—	0.8
Foreign currency option contracts	—	0.2	—	0.2
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	—	—	—
Interest rate swap contracts	—	11.3	—	11.3
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	0.7	—	0.7
Interest rate swap contracts	—	35.8	—	35.8
Available-for-sale financial assets
Equity securities	1.0	—	0.7	1.7

Total financial assets	1.0	49.4	0.7	51.1

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.8)	—	(0.8)
Cross-currency swap contracts	—	(67.8)	—	(67.8)
Commodity swap contracts	—	(5.8)	—	(5.8)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.5)	—	(0.5)
Cash flow hedges
Foreign currency forward contracts	—	(3.6)	—	(3.6)
Cross-currency swap contracts	—	(75.6)	—	(75.6)

Total financial liabilities	—	(154.1)	—	(154.1)

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2012.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.7	—	0.5	1.2

Total financial assets	0.7	85.2	0.5	86.4

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)

Total financial liabilities	—	(135.0)	—	(135.0)

        There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (Continued)

30. Financial risk management (Continued)

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.3	—	0.3	1.6

Total financial assets	1.3	77.3	0.3	78.9

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)

Total financial liabilities	—	(140.2)	—	(140.2)

        The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains for the year
In profit and loss	1.0
Settlements	(16.3)

As at 31 December 2010	0.3

Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

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

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. On December 2012, the authority addressed a statement of objections to our Serbian subsidiary. We believe that our Serbian subsidiary has not violated any Serbian competition rules and we will challenge any such allegations vigorously. At present, it is not possible to predict the outcome of this investigation.

        In 1992, our subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgement delivered by

Notes to the Consolidated Financial Statements (Continued)

31. Contingencies (Continued)

the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7.0 million. NBC has filed an appeal against the judgment. Based on advice from NBC's outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

        The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

        The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial position of the Company taken as a whole.

32. Commitments

(a)   Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2012 € million	2011 € million	2010 € million
Less than one year	50.3	55.1	62.6
Later than one year but less than five years	130.4	107.8	141.3
Later than five years	25.2	19.1	26.8

Future minimum lease payments	205.9	182.0	230.7

        The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2012 € million	2011 € million	2010 € million
Plant and equipment	74.1	67.9	57.4
Property	45.0	47.2	46.1

Total operating lease charges	119.1	115.1	103.5

(b)   Capital commitments

        At 31 December 2012 the Group had capital commitments amounting to €90.3m (2011: €93.9m and 2010: €66.3m respectively). Of this, €1.0m related to the Company's share of the commitments of its joint ventures (2011: €2.5m and 2010: €0.5m respectively).

Notes to the Consolidated Financial Statements (Continued)

32. Commitments (Continued)

(c)   Long-term commitments

        At 31 December 2012 the Group had commitments to purchase raw materials and receive services amounting to €300.5m (2011: €355.3m and 2010: €203.8m respectively). Of this, €8.9m related to the Company's share of the commitments of its joint ventures (2011: €7.8m and 2010: €13.2m respectively).

33. Directors' and senior management remuneration

        The total remuneration paid to or accrued for directors and the senior management team for 2012 amounted to €11.4m (2011: €14.4m, 2010: €14.1m). Out of this, the amount paid or accrued for stock option grants during 2012 was €3.0m (2011: €4.6m, 2010: €4.2m). Pension and post employment benefits for directors and the senior management team during 2012 amounted to €1.0m (2011: €0.8m, 2010: €0.9m).

34. Related party transactions

(a)   The Coca-Cola Company

        As at 31 December 2012, TCCC indirectly owned 23.2% (2011: 23.2%, 2010: 23.2%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreements for further ten years until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018. Refer also to note 36.

        TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2012 amounted to €1,305.4m (2011: €1,300.8m, 2010: €1,368.2m).

        TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €70.6m (2011: €76.5m, 2010: €60.8m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2012, such contributions totaled €51.2m (2011: €49.0m, 2010: €48.8m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2012, such contributions made by TCCC to Coca-Cola Hellenic totalled €20.1m (2011: €21.9m, 2010: €19.8m) and the contributions of Coca-Cola Hellenic to TCCC totalled €0.7m (2011: €9.0m, 2010: €7.8m).

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. In addition, there were no support payments received from TCCC for the placement of cold drink equipment for the year ended 31 December 2012 (2011: €14.6m, 2010: nil).

        During the year, the Group sold €25.1m of finished goods and raw materials to TCCC (2011: €32.8m, 2010: €19.0m).

        Other income primarily comprises rent, facility and other items of €1.2m (2011: €1.2m, 2010: €14.3m) and a toll-filling relationship in Poland of €18.0m (2011: €13.8m, 2010: €17.6m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €1.5m (2011: €4.0m, 2010: nil).

        During 2012 the Group did not make any purchases of franchise rights (2011: nil, 2010: €4.4m) and did not receive any income from the sale of available-for-sale assets to TCCC (2011: nil, 2010: €4.9m).

        As at 31 December 2012, the Group had a total amount due from TCCC of €49.6m (2011: €56.6m, 2010: €47.9m), and a total amount due to TCCC of €154.0m of trade payables (2011: €162.1m, 2010: €163.1m) and no other liabilities (2011: €7.6m, 2010: nil).

(b)   Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of Coca-Cola Hellenic's total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

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

        During 2012, the Group made purchases of €137.9m (2011: €147.7m, 2010: €100.5m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €9.8m (2011: €6.3m, 2010: €5.6m). In addition the Group recorded other income of €0.8m

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

(2011: €1.0m, 2010: €0.5m). As at 31 December 2012, Coca-Cola Hellenic owed €21.4m (2011: €14.3m, 2010: €13.8m) to, and was owed €1.2m (2011: €1.2m, 2010: €1.2m) by Frigoglass.

(c)   Directors

        Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)   Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2012, the Group purchased inventory from BPW amounting to €101.5m (2011: €99.6m, 2010: €89.4m) and did not record any income (2011: nil, 2010: €0.1m). As at 31 December 2012, Coca-Cola Hellenic owed €4.9m (2011: €4.4m, 2010: €4.4m) to and was not owed any amounts (2011: €0.1m, 2010: nil) by BPW.

Kar-Tess Holding

        As at 31 December 2012, Kar-Tess Holding owned 23.3% (2011: 23.3%, 2010: 23.3%) of the issued share capital of Coca-Cola Hellenic.

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

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2012, the Group purchased €20.3m (2011: €14.9m, 2010: €10.8m) of finished goods and other materials from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (2011: nil, 2010: €0.1m) and incurred rental expenses of €2.1m (2011: €2.8m, 2010: €0.6m) from the Leventis Companies. In addition during 2012 the Group incurred other expenses of €0.3m (2011: €0.3m, 2010: €0.4m) and did not record other income (2011: €0.3m, 2010: €1.0m) with the Leventis Companies. As at 31 December 2012, the Group owed €2.5m (2011: €3.8m, 2010: €1.3m) to, and was owed €0.1m (2011: €0.2m, 2010: €0.8m) by the Leventis Companies.

Other Coca-Cola bottlers

        The Group sold €0.5m of finished goods (2011: €1.6m, 2010: €1.3m), purchased €5.5m of finished goods (2011: €1.9m, 2010: €0.5m), incurred expenses of €0.1m (2011: €0.1m, 2010: €0.1m) and recorded

Notes to the Consolidated Financial Statements (Continued)

34. Related party transactions (Continued)

no income (2011: nil, 2010: €0.3m) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during 2012 the Group received reimbursement for direct marketing expenses incurred of €0.2m (2011: €0.1m, 2010: €0.8m) from other Coca-Cola bottlers. At 31 December 2012, the receivables from such Coca-Cola bottlers were €0.2m (2011: €0.3m, 2010: €1.5m) and payables to other Coca-Cola bottlers were €0.2m (2011: nil, 2010: nil).

Other related parties

        The Group purchased €1.3m (2011: nil, 2010: nil) of raw materials and finished goods and did not perform any purchases of fixed assets from other related parties (2011: nil, 2010: €0.1m). Further, the Group incurred expenses of €1.9m (2011: €1.8m, 2010: €1.4m) and recorded income of €0.1m (2011: €0.3m, 2010: nil). At 31 December 2012, the Group owed €0.5m (2011: €0.2m, 2010: nil) to, and was owed €0.1m (2011: €0.4m, 2010: €0.8m) by other related parties.

(e)   Joint Arrangements

        The Group purchased €31.0m of finished goods (2011: €28.9m, 2010: €62.3m), incurred other expenses of €0.4m (2011: €0.1m, 2010: €0.1m) and recorded other income of €0.2m from joint arrangements (2011: €0.2m, 2010: €0.1m). As at 31 December 2012, the Group owed €67.5m (2011: €15.5m, 2010: €15.3m) to, and was owed €19.5m (2011: €17.4m, 2010: €17.8m) by joint arrangements ventures, which relate to current and non-current portion.

        There are no significant transactions with other related parties for the year ended 31 December 2012.

35. List of principal subsidiaries

        The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2012	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%	50.0%
BrewTech B.V. Group(1),(2)	The Netherlands	50.0%	—	—
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35. List of principal subsidiaries (Continued)

		% ownership
	Country of registration	2012	2011	2010
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.(3)	The Netherlands	—	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(4)	Serbia	100.0%	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%	100.0%
Coca-Cola HBC Greece S.A.I.C.(5)	Greece	100.0%	100.0%	100.0%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100.0%	100.0%	100.0%
Coca-Cola HBC Hungary Ltd	Hungary	100.0%	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd(6)	Switzerland	99.9%	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica(4)	Montenegro	100.0%	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(7)	Bulgaria	100.0%	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%	50.0%
Dunlogan Limited(8)	Northern Ireland	—	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%	100.0%
Multon Z.A.O. Group(1),(9)	Russia	50.0%	50.0%	50.0%
Nigerian Bottling Company Ltd(10)	Nigeria	100.0%	100.0%	66.4%
Panpak Limited(11)	Republic of Ireland	—	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%	100.0%
Valser Services AG(7)	Switzerland	99.9%	99.9%	—
Vendit Ltd(12)	Republic of Ireland	100.0%	100.0%	100.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%	100.0%

(1)
Joint arrangement.

Notes to the Consolidated Financial Statements (Continued)

35. List of principal subsidiaries (Continued)

(2)
The BrewTech B.V Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. In 2010, 2011 and up until April 2012 Brewtech B.V. Group formed part of the Brewinvest S.A Group.

(3)
CCHBC Balkan Holding BV was merged into its parent company, CC Beverages Holdings II BV, effective 14 November 2012.

(4)
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

(5)
Effective from 1 August 2012, Elxym S.A. has been renamed to "Coca-Cola HBC Greece S.A.I.C". On 25 June 2012, CCH's annual general meeting of shareholders approved the transfer of Greek operations' operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993. In connection therewith, the transformation balance sheet of 31 March 2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

(6)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(7)
Incorporated in 2011.

(8)
On September 2012, Dunlogan Limited was merged with CC Beverages Holdings II B.V.

(9)
On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

(10)
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

(11)
Dissolved, effective 7 March 2012.

(12)
Dissolved, effective 1 January 2013.

36. Post balance sheet events

        On 14 January 2013, the Group acquired approximately 14.0% in Coca-Hellenic Bottling Company Bulgaria AD for a consideration of approximately €13.2 million and thus its overall participation in the Bulgarian subsidiary is now 99.39%.

        By virtue of a tax law that was enacted in Greece on 23 January 2013, the Greek corporate income tax rate was increased to 26% (from 20%) for fiscal years ending as of 1 August 2013 and onwards. This rate increase had not been substantively enacted at the balance sheet date and, therefore, is not

Notes to the Consolidated Financial Statements (Continued)

36. Post balance sheet events (Continued)

included in 2012 financial statements. The effect of the changes enacted by Parliament on 23 January 2013 would be to increase the deferred tax asset provided at the balance sheet date by €5.0m.

        On 22 February 2013, Coca-Cola HBC AG ("CCHBC") announced that the existing shareholders' agreement of Kar-Tess Holding and TCCC, as well as the relationship agreement relating to Coca-Cola Hellenic entered into in connection with the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. in 2000, will terminate upon settlement of the voluntary share exchange offer and will not be renewed in relation to CCHBC.

        During the first months of 2013 the Group incurred €5.6m of restructuring costs before tax, in its established countries.